Form 20-F
period 2002-03-31
NTT DOCOMO INC
filed 2002-07-10
CIK 1166141

As filed with the Securities and Exchange Commission on July 10, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number: 1-31221

Kabushiki Kaisha NTT DoCoMo
(Exact name of registrant as specified in its charter)

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Japan	Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2002, 10,036,000 shares of common stock were outstanding, comprised of 10,021,640 shares and 2,872,000 ADSs (equivalent to 14,360 shares).

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item  17  ☐ Item 18  ☒

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

PART I

As used in this annual report, references to “DoCoMo” are to NTT DoCoMo, Inc. and references to “we”, “our” and “us” are to NTT DoCoMo, Inc. and its subsidiaries except as the context otherwise requires.

“Fiscal 2001” refers to our fiscal year ended March 31, 2002, and other fiscal years are referred to in a corresponding manner.

Item 1.     Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.     Key Information.

A.    Selected Financial Data.

The following tables include selected historical financial data as at and for the years ended March 31, 1998 through 2002. The data for the years ended March 31, 1998 through 2002 in the first table is derived from our audited consolidated financial statements prepared in accordance with Japanese GAAP. The data for the years ended March 31, 2000, 2001 and 2002 in the second table is derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH JAPANESE GAAP

	As at and for the year ended March 31,
	1998	1999	2000	2001	2002	2002
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥2,123,917	¥2,551,660	¥3,008,726	¥3,636,909	¥4,157,868	$31,333
Equipment sales	502,203	566,738	709,968	1,049,095	1,013,679	7,639

Total	2,626,120	3,118,398	3,718,694	4,686,004	5,171,547	38,972
Operating expenses	2,212,573	2,609,849	3,172,934	3,908,842	4,168,694	31,415

Operating income	413,547	508,549	545,760	777,162	1,002,853	7,557
Other expenses (income):
Interest and bond issue costs	33,900	32,447	25,061	23,119	19,890	150
Interest income	(405)	(2,962)	(976)	(864)	(154)	(1)
Equity in net losses of affiliates	44,619	68,114	1,532	31,846	125,899	948
Stock offering costs	—	38,780	777	20,355	—	—
Special loss(1)(2)	—	—	25,458	—	812,898	6,126
Other, net	27,596	21,824	16,249	15,787	3,844	29

	105,710	158,203	68,101	90,243	962,377	7,252

Income before income taxes and minority interest	307,837	350,346	477,659	686,919	40,476	305
Income taxes
Current	188,030	120,732	255,631	322,523	453,914	3,420
Deferred	(9,045)	6,382	(48,626)	(21,912)	(443,370)	(3,341)

	178,985	127,114	207,005	300,611	10,544	79

Income before minority interest	128,852	223,232	270,654	386,308	29,932	226
Minority interest	8,224	18,417	18,514	20,802	29,069	219

Net income	¥120,628	¥204,815	¥252,140	¥365,506	¥863	$7

Per Share Data
Net income per share(3)	¥3,038	¥4,729	¥5,266	¥7,597	¥17	$0.13
Dividends declared and paid per share(4)	¥40	¥40	¥300	¥200	¥200
Dividends declared and paid per share(5)	$0.32	$0.30	$2.63	$1.90	$1.64
Balance Sheet Data
Working capital	¥(245,663)	¥497,052	¥187,071	¥(503,774)	¥137,051	$1,033
Property, plant and equipment, net	1,408,484	1,800,391	1,986,623	2,288,878	2,570,680	19,372
Total assets	2,293,723	3,331,137	3,613,124	5,911,240	5,912,582	44,556
Total debt(6)	1,373,101	1,042,489	829,587	1,443,168	1,429,332	10,771
Total liabilities (including minority interest)	2,073,223	1,632,625	1,677,596	2,596,394	2,677,513	20,177
Total shareholders’ equity	220,500	1,698,512	1,935,528	3,314,846	3,235,069	24,379
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	402,437	491,031	612,269	651,605	679,209	5,118
Cash flows from operating activities	616,408	725,661	1,041,188	839,312	1,329,616	10,020
Cash flows from investing activities	(726,150)	(1,196,717)	(995,952)	(2,737,112)	(1,122,038)	(8,455)
Cash flows from financing activities	163,118	943,100	(217,331)	1,535,195	(24,954)	(188)
EBITDA(7)	815,984	999,579	1,158,029	1,428,768	1,682,062	12,676
Margins (percent of operating revenues):
EBITDA margin(7)	31.1%	32.1%	31.1%	30.5%	32.5%
Operating margin	15.7%	16.3%	14.7%	16.6%	19.4%
Net income margin	4.6%	6.6%	6.8%	7.8%	0.0%

(1)	Write-down of fixed assets related to Quickcast service for the year ended March 31, 2000.
(2)	Write-down of ¥812,898 million in investments in affiliated companies for the year ended March 31, 2002.
(3)
Net income per share information is calculated by dividing net income by the weighted average number of shares outstanding during the relevant period after adjusting to reflect (i) the stock split (five-for-one) that took effect on August 17, 1998, (ii) the stock split (five-for-one) that took effect on September 13, 1999 and (iii) the stock split (five-for-one) that took effect on May 15, 2002.

(4)
The dividends declared and paid per share have been adjusted to reflect (i) the stock split (five-for-one) that took effect on August 17, 1998, (ii) the stock split (five-for-one) that took effect on September 13, 1999 and (iii) the stock split (five-for-one) that took effect on May 15, 2002.

(5)	The dividends declared and paid per share were translated into U.S. dollars at the relevant record date.
(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.
(7)
EBITDA refers to operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Japanese GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance.

SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH U.S. GAAP

	As at and for the year ended March 31,
	2000	2001	2002	2002
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥3,008,726	¥3,620,271	¥4,153,459	$31,299
Equipment sales	709,968	1,049,095	1,013,679	7,639

Total	3,718,694	4,669,366	5,167,138	38,938
Operating expenses	3,209,507	3,890,746	4,166,251	31,396

Operating income	509,187	778,620	1,000,887	7,542
Other expenses, net	21,359	20,489	44,496	335

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	487,828	758,131	956,391	7,207
Income taxes	211,072	317,337	399,643	3,012

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	276,756	440,794	556,748	4,195
Equity in net losses of affiliates (5)	1,730	17,767	(643,962)	(4,853)
Minority interests in earnings of consolidated Subsidiaries	(18,462)	(21,272)	(28,977)	(218)

Net income	¥256,564	¥401,755	¥(116,191)	$(876)

Per Share Data
Basic and diluted earnings per share	¥5,358	¥8,350	¥(2,315)	$(17.45)
Dividends declared and paid per share(1)	¥300	¥200	¥200
Dividends declared and paid per share(2)	$2.63	$1.90	$1.64
Balance Sheet Data
Working capital	¥150,167	¥(248,816)	¥107,013	$806
Total property, plant and equipment, net	2,041,973	2,339,374	2,618,992	19,736
Total assets	3,667,038	6,016,505	6,067,225	45,721
Total debt(3)	829,587	1,443,168	1,429,332	10,771
Total liabilities	1,633,233	2,620,159	2,671,717	20,134
Total shareholders’ equity	1,976,158	3,318,587	3,291,883	24,807
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	627,838	646,715	679,709	5,122
Cash flows from operating activities	1,060,139	857,846	1,341,088	10,106
Cash flows from investing activities	(999,964)	(2,744,215)	(1,125,093)	(8,478)
Cash flows from financing activities	(232,270)	1,523,764	(33,372)	(251)
EBITDA(4)	1,137,025	1,425,335	1,680,596	12,664
Margins (percent of operating revenues):
EBITDA margin(4)	30.6%	30.5%	32.5%
Operating margin	13.7%	16.7%	19.4%
Net income margin	6.9%	8.6%	(2.2%)

(1)
The dividends declared and paid per share have been adjusted to reflect the stock split (five-for-one) that took effect on September 13, 1999 and the stock split (five-for-one) that took effect on May 15, 2002.

(2)	The dividends per share were translated into U.S. dollars at the relevant record date.
(3)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.
(4)
EBITDA refers to operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance.

(5)
Includes write-downs of investments in affiliates, and is net of deferred taxes of ¥470,278 million ($3,543,919 thousand) in the year ended March 31, 2002. See Note 6 of the Notes to the Financial Statements.

EXCHANGE RATE DATA

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31,	High	Low	Average(1)	Period-end
1998	¥133.99	¥111.42	¥122.78	¥133.29
1999	147.14	108.83	128.19	118.43
2000	124.45	101.53	111.35	102.73
2001	125.54	104.19	110.60	125.54
2002	134.77	115.89	125.64	132.70

Calendar Year 2002
January	134.64	130.93	132.68	134.06
February	134.77	132.26	133.64	133.96
March	133.46	127.07	131.06	132.70
April	133.40	128.13	130.77	128.45
May	128.66	123.08	126.38	124.13
June	125.64	119.38	123.29	119.85
July (through July 3, 2002)	120.13	119.77	119.98	119.77

(1)
For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥132.7, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002. The noon buying rate for Japanese yen on July 3, 2002 was $1.00 = ¥119.77.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

Special Note Regarding Forward-looking Statements.

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	our ability to continue to attract and retain subscribers to our services in a wireless communications market experiencing slowing growth;

•	our ability to add capacity to our existing wireless networks;

•	our ability to successfully expand our 3G services, which are our third generation wireless services, and to attract customers to these services;

•	our ability to successfully expand internationally through international alliances and investments outside of Japan;

•	regulatory developments and changes, in particular in the areas of telecommunications and radio wave transmissions, and our ability to respond and adapt to those changes;

•
our ability to continue to win acceptance of our services and products, which are offered in highly competitive markets characterized by the continuous introduction of new services and products, rapid developments in technology and subjective and changing consumer preferences; and

•	our ability to maintain minutes of use and average monthly revenue per unit at the expected levels.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D. and elsewhere in this annual report.

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

Subscribers may experience congestion, interruptions or reduced quality of services because we have only a limited amount of spectrum available for our services.

One of the principal limitations on a cellular network’s capacity is the amount of radio frequency spectrum it can use. We have limited spectrum available to us on which to offer our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular network operates at or near the current capacity of its available spectrum during peak periods, causing congestion, interruptions and reduced service quality. We are also experiencing similar problems in certain other large metropolitan areas in Japan.

We have made improvements to our network’s capacity and in the technology we use, including the introduction of dual-band handsets for our 800 MHz and 1.5 GHz networks, and we expect these efforts will enable us to use our existing spectrum more efficiently. However, in light of the growth in our subscriber base, there can be no assurance that these efforts will result in reduced levels of congestion or improved service quality. In addition, as our competitors are not experiencing capacity problems to the same extent, if we are not able to successfully address such problems in a timely manner, we may experience constraints on the growth of our wireless services or lose subscribers to our competitors in areas where such problems occur.

The successful development and introduction of our 3G network and services is subject to market demand and scheduling difficulties.

We have invested and plan to continue to invest significantly in the research and development, construction, implementation and expansion of our third generation, or 3G, wireless services. As of March 31, 2002, we offered 3G services to approximately 89,000 subscribers, a smaller number of subscribers than we had anticipated when we started 3G commercial services on October 1, 2001.

As is common with undertakings of this scale and complexity, we have experienced various difficulties, including software, network, handset and other technical problems. In November 2001, we recalled and replaced approximately 1,500 3G handsets due to a software malfunction in these handsets. We expect to be able to resolve these problems, but we cannot be certain that we will be able to fully resolve the current problems or that we will not encounter new problems. Additionally, we cannot be certain that:

•	our 3G network and services will deliver the quality and levels of services currently anticipated;

•	we will be able to provide all planned 3G services, or that we will be able to provide such services on schedule, and that developing and providing such services will not be more costly than expected;

•	manufacturers and content providers will create and offer products, including handsets for our 3G system and contents specifically for our 3G i–mode service, on a timely basis;

•	we will be able to reach our goal of 1.38 million 3G subscribers by March 31, 2003;

•	there will be sufficient demand for 3G services to offer these services profitably; or

•	competitors’ 3G services or similar services will not be more popular among potential subscribers than ours.

If we experience substantial problems with our third generation services, it may impair the success of our 3G services and therefore may hinder our growth or our recovery of our significant capital investments in 3G services.

The W-CDMA technology that we use for our 3G system may not be adopted by other operators, or if adopted might be terminated, which could limit our ability to offer international services to our subscribers.

For our 3G system, we are currently using Wideband Code Division Multiple Access, or W-CDMA, technology that is one of the global cellular telecommunications standards approved by the International Telecommunications Union, or ITU, as part of its efforts to standardize third generation cellular technology through the issuance of guidelines known as IMT-2000. We will have an opportunity to offer our services, such as global roaming, worldwide if enough other wireless operators adopt W-CDMA technology compatible with ours and we believe that our international partners and a significant number of other wireless operators will do so. However, if enough other wireless operators do not adopt W-CDMA compatible technology, we may not be able to offer global roaming and other services as expected and we may not be able to realize the benefits of economics of scale, including in terms of purchasing power and of access to content, that we currently anticipate. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to successfully and promptly adapt their handsets and network equipment if we make changes in the 3G technology we use or if the ITU recommends changes to the specifications for W-CDMA.

Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

One of the major components of our overall strategy is to increase our corporate value through overseas investments, alliances and collaborations. We have been actively seeking to enter into alliances and collaborations with other companies and organizations outside Japan that can help us achieve this objective. To date we have invested approximately ¥1.9 trillion in overseas operators with which we seek to establish such alliances and collaborations including AT&T Wireless Services, Inc., KPN Mobile N.V., Hutchison 3G UK Holdings Ltd, KG Telecommunications Co., Ltd. and Hutchison Telephone Company Limited. There can be no assurance that we will be able to maintain or enhance the value or performance of overseas operators in which we have invested or may invest in the future, or that we will achieve the returns or benefits expected from these investments, alliances or collaborations.

Our strategy of acquiring only minority equity stakes also gives us substantially less influence over our partner overseas carriers than if we established or acquired subsidiaries in those markets. If another company acquires control of management in one of our strategic partners or if we decide to dissolve, exit or reduce our interest in a strategic partnership, we might not realize the anticipated benefits of our investment in and strategic alliance with such partner. Furthermore, we might lose our ability to participate in the strategic development of the telecommunications industry in the affected country or region.

Recently, telecommunications companies and wireless operators, including our investee companies, have experienced a variety of negative developments including increased competition, increased debt burdens (from, among other factors, the cost of 3G spectrum licenses purchased at auction) and significant volatility in share prices, and have experienced financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If a loss in the value of our investment in any investee company takes place and such loss in value is other than a temporary decline, we may be required to adjust the carrying value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize a loss for any decline in the value of our investment in such investee company. In either event, our financial position or results of operations could be significantly and adversely affected.

We monitor and review the value of our overseas investments from time to time as required by relevant accounting principles, which require us to consider, among other things, declines in earning capacity, and with respect to publicly listed companies in which we have invested, such as AT&T Wireless Services, Inc., reported market price. We recognized impairment losses equal to ¥624.6 billion, net of deferred taxes of ¥453.2 billion, with respect to our interests in some of our overseas affiliates in fiscal 2001. The gross impairment charges were ¥664.5 billion for AT&T Wireless Services, Inc., ¥320.5 billion for KPN Mobile N.V., ¥36.5 billion for KG Telecommunications Co., Ltd., and ¥56.4 billion for Hutchison 3G UK Holdings Ltd. We plan to further monitor and review the value of our investments in all of our overseas affiliates in light of any future developments and may be required to recognize further impairment charges for investments in any of our overseas investee companies.

Regulatory changes could negatively affect our business.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including the reorganization of NTT and its consolidated subsidiaries, elimination of foreign ownership restrictions (except in the case of NTT) and tariff regulation. This may intensify competition from both domestic and international competitors.

Various governmental bodies have recommended or considered changes that could affect the mobile telecommunications industry. These include:

•
the revision of the radio frequency spectrum allocation system, including reallocation of spectrum to ensure the use by the fourth generation, or 4G, system and by the 5GHz-band wireless access system and the possible implementation of an auction system in which, in the future, additional spectrum would be allocated to the highest bidder;

•	protection of privacy;

•	an expectation that NTT will promote competition through a voluntary action plan, including realization of competition within the NTT group by decreasing NTT’s ownership percentage in our company;

•	allowing users who shift services between cellular phone carriers to take their cellular telephone number with them when they switch to a new cellular phone carrier;

•	measures to open up mobile Internet platforms and segment platform functions such as authentication and payment collection where dominant carriers are assumed to have market power; and

•
rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting content fees for i-mode service and from putting i-mode service on our cell phone handsets as an initial setting. See “Regulation of the Mobile Telecommunications Industry in Japan—Recent Discussions on the Telecommunications Business Law and the Radio Law” under Item 4.B.

It is difficult to predict with certainty if any of the above changes will be made to the relevant laws and regulations and, if they are made, the extent to which our business will be affected.

However, if any of the above changes are implemented, we do not believe that we will be significantly disadvantaged relative to our competitors, although there can be no assurance that this will be the case.

Our revenue growth may not be as high as we expect.

Average monthly revenue per unit, or ARPU, has been steadily declining each year for the past four fiscal years, from aggregate ARPU of ¥9,270 in fiscal 1998 to ¥8,480 in fiscal 2001, and may further decline because of, among other reasons, reductions in rates, wider penetration into lower usage subscriber segments, some subscribers using i-mode e-mails instead of voice calls and Japan’s stagnant economy. ARPU is a combination of revenues from voice services and revenues from i-mode services. Declines in voice ARPU have been partially offset by increases in i-mode ARPU. In order to offset declines in voice ARPU, we are planning to introduce new services such as i-shot which will help to continue the growth of i-mode ARPU and will help attract new customers. However, even if these services are introduced in accordance with our plans and our customer base continues to grow, there is no assurance that revenues from i-mode services or new customers will be able to offset declines in voice ARPU.

We believe that one key to our future growth will be the increase in traffic generated by data transmission and related increases in revenues. However, our future growth may be limited if:

•	the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market in a timely manner;

•	our i-mode or other data transmission services fail to achieve continued or new growth;

•	we are not successful in expanding our services for person-to-machine and machine-to-machine communications;

•	our 3G system does not grow as fast as we expect or we experience technical or customer satisfaction problems with our 3G system and services; or

•	competition increases significantly and results in our losing significant numbers of subscribers or capturing a significantly lower market share of new subscribers.

Increasing competition from other cellular service providers or other technologies could have an adverse effect on our financial condition and results of operations.

We are experiencing increasing competition from other cellular service providers like J-Phone and KDDI which are introducing popular new products such as 3G phones and cellular phones equipped with built-in cameras and global-positioning systems. In addition, new technologies, such as Wireless LANs which allow users to quickly and efficiently send and receive data, are adding users and thereby increasing competition for us. Furthermore, the effect of emerging and future technological changes on the viability or competitiveness of our services cannot be predicted with certainty. Though we launched our Wireless LAN services on a commercial basis in July 2002, and believe that we can attain synergy by offering both 3G phones and Wireless LANs, there is no assurance that Wireless LANs or other similar technologies currently existing or being developed for the future will not increase competition for our products in the future, decrease our customer base and have an adverse effect on our financial condition and results of operations.

The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

On December 1, 1998, we took over the Personal Handyphone System, or PHS, businesses operated by other subsidiaries of NTT and began to integrate them with our existing businesses. Since then, the PHS businesses have operated at a loss, including losses of ¥58.7 billion in fiscal 2001, ¥91.7 billion in fiscal 2000 and ¥99.7 billion in fiscal 1999 on a Japanese GAAP basis (see Note 14 of the Notes to the Financial Statements).

Our PHS customers dropped from 1.9 million subscribers as of March 31, 1998 to 1.3 million subscribers as of March 31, 1999. In an attempt to counter this trend, we introduced new service plans and pricing, and have been focusing on services aimed at data transmission, such as our 64 kbps transmission service and music and video distribution services. PHS subscribers were 1.8 million as of March 31, 2001 and 1.9 million as of March 31, 2002. There can be no assurance, however, that subscriber numbers will continue to increase or remain stable, that customers will continue to use PHS services or that these services will not become outmoded with the introduction of 3G services by us or others.

Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

NTT currently owns 64.1% of our issued and outstanding shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications, or MPT, in April 1992, NTT will retain the right to control our management as a majority shareholder, including the right to appoint our directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Concerns about wireless telecommunications health risks may adversely affect usage levels and our ability to attract and retain subscribers.

Media and other reports have suggested that radio frequency emissions from wireless handsets and other wireless equipment may adversely affect the health of wireless phone users and others, including by causing cancer and vision loss and interfering with various electronic medical devices, including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through reduced subscriber growth, reduction in subscribers, reduced usage per subscriber, reduced financing available to us or litigation and may also potentially adversely affect our results of operations and our stock price. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of radio frequency emissions or warnings about possible health risks. Additionally, research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health problems.

Furthermore, although the electromagnetic wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan and the International Commission on Non-Ionizing Radiation Protection, the guidelines of which are regarded as an international safety standard, the Electromagnetic Compatibility Conference of Japan has confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones, and there is a possibility that further regulations or restrictions could limit our ability to expand our market or our subscriber base or otherwise adversely affect us.

Our i-mode system is subject to large amounts of unsolicited bulk e-mail, which could decrease customer satisfaction with our service, congest our system, and adversely affect our financial results.

Unsolicited bulk e-mail is a problem for our i-mode service. Our customers who have i-mode cellular phones are able to send and receive text messages on their phones. However, this function also means that they are subject to receiving a large number of unsolicited bulk e-mail messages. Not only does unsolicited bulk e-mail congest our system, it is a great inconvenience to our customers and may decrease customer satisfaction, causing a reduction of our i-mode subscribers. It also costs our company money to enact countermeasures. For example, we have invested in technology that enables i-mode users to block all e-mails sent from particular addresses or domains, started to block any e-mails sent to large numbers of invalid e-mail addresses, and provided PDC i-mode users with up to 400 packets (worth ¥120) of free packet-data communication. The countermeasures cost our company approximately ¥30 billion in lost revenues in fiscal 2001. We are also incurring expenses related to modifying our system to help screen unsolicited bulk e-mail as well as expenses related to stopping this problem through legal proceedings. While our countermeasures have succeeded in preventing our churn rate from increasing, we cannot be certain that we will continue to be successful in the future.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2002, NTT owned 64.1% of our issued and outstanding shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in our company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of our company would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. Additionally, our board of directors is authorized to issue 141,320,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

There are restrictions on your ability to withdraw shares from the depositary receipt facility.

Each ADS represents the right to receive  1/100th of a share of common stock. Therefore, pursuant to the terms of the deposit agreement with our depositary, the Bank of New York, in order to withdraw any shares, a holder of ADSs must surrender for cancellation and withdrawal of shares, ADRs evidencing 100 ADSs or any integral multiple thereof. Each ADR will bear a legend to that effect. As a result, holders of ADSs will be unable to withdraw fractions of shares from the depositary or receive any cash settlement in lieu of withdrawal of fractions of shares. In addition, although the ADSs themselves may be transferred in any lots pursuant to the deposit agreement, the ability to trade the underlying shares may be limited.

Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only it can exercise the rights of shareholders in connection with the deposited shares. In certain cases, we may not ask The Bank of New York to ask holders of ADSs for instructions as to how they wish their shares voted. Even if we ask The Bank of New York to ask holders of ADSs for such instructions, it may not be possible for The Bank of New York to obtain these instructions from ADS holders in time for The Bank of New York to vote in accordance with such instructions. The Bank of New York is only obliged to try, as far as practical, and subject to Japanese law and our Articles of Incorporation, to vote or have its agents vote the deposited shares as holders of ADSs instruct. In your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company, or exercise appraisal rights.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors, executive officers or corporate auditors.

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. Courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Rights of shareholders under Japanese law may be different from rights of shareholders in jurisdictions within the United States.

Our Articles of Incorporation, our Board of Directors’ regulations and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

Item 4.    Information on the Company.

A.    History and Development of the Company.

DoCoMo is a joint stock corporation that was incorporated and registered under the laws of Japan in August 1991 under the name NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000. Our corporate headquarters is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. There is no agent of NTT DoCoMo, Inc. in the United States in connection with this annual report.

Our parent is NTT, the holding company of NTT group. NTT group constitutes one of the world’s largest telephone operators. NTT was incorporated as a limited liability, joint stock corporation in April 1985. Prior to that time, NTT was a government-owned public corporation. Wireless telecommunications operations were initially conducted by a division within NTT. When NTT was privatized, the NTT Law, which was passed in connection with the privatization, provided for governmental review within five years to determine whether the NTT Law had been successfully implemented and what further changes were necessary. Based on such review, the Ministry of Posts and Telecommunications, or MPT (currently the Ministry of Public Management, Home Affairs, Posts and Telecommunications), directed NTT to separate its wireless telecommunications businesses from the rest of NTT in order to promote fair and effective competition. With a view to providing better services to its customers and enhancing the interests of its shareholders, the management of NTT also decided that such separation was desirable.

In February 1991, NTT and the MPT agreed that this separation should be achieved by transferring the wireless telecommunications business first to us and later to eight regional subsidiaries. To achieve this purpose we were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunications operations in July 1992. In July 1993, in accordance with the agreement between NTT and the MPT, we transferred wireless telecommunications operations (other than those in the Kanto-Koshinetsu region which remained with us) to our eight regional subsidiaries.

Prior to the transfer, we had engaged several subcontractors in the respective regions for sales activities and other business and strategic reasons. In October 1993, we merged with those regional subcontractors, and their shareholders became minority shareholders in our company and the DoCoMo regional subsidiaries, respectively. We, however, are the primary shareholder in each of the regional subsidiaries. On May 8, 2002, NTT DoCoMo, Inc. and each of its eight regional subsidiaries entered into a memorandum of understanding under which the eight regional subsidiaries will become wholly-owned subsidiaries of NTT DoCoMo, Inc. by way of share exchanges. The expected effective date of the share exchanges is November 1, 2002.

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2002. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. With the exception of some affiliates for which shares are held through dedicated holding companies, the percentages in parenthesis represent DoCoMo’s direct holdings in these subsidiaries and affiliates.

(1)	These service subsidiaries provide operational services, such as engineering and support services, to NTT DoCoMo, Inc.
(2)
These DoCoMo regional subsidiaries provide wireless services in respective geographical regions in Japan, other than the region in which NTT DoCoMo, Inc. itself provides such services. On May 8, 2002, NTT DoCoMo, Inc. and its eight regional subsidiaries entered into a memorandum of understanding under which the eight regional subsidiaries will become wholly-owned subsidiaries of NTT DoCoMo, Inc. by way of share exchanges. The expected effective date of the share exchanges is November 1, 2002.

(3)	These indirect service subsidiaries provide operational services, such as engineering and other services, to the respective DoCoMo regional subsidiaries which wholly own them.
(4)	DoCoMo and its eight DoCoMo regional subsidiaries together own 100.0% of this company.
(5)	DoCoMo and its eight DoCoMo regional subsidiaries together own 85.0% of this company.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.A. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We are Japan’s leading wireless telecommunications services provider and one of the largest cellular telephone service operators in the world as measured by total number of cellular subscribers with an aggregate cellular subscriber base of approximately 40.8 million and an estimated market share of 59.0% as of March 31, 2002. We offer a range of high-quality, high-mobility telecommunications services such as cellular services, Personal Handyphone System, or PHS, services, third generation services and other specialized wireless telecommunications services, including Quickcast services (formerly, paging services), satellite mobile communications services and in-flight telephone services.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For the year ended March 31, 2002, we had operating revenues of ¥5,167,138 million and operating income of ¥1,000,887 million, representing an operating margin of 19.4%. Our net loss was ¥116,191 million which was equivalent to net loss per share of ¥2,315 and resulted primarily from significant write-downs of investments in foreign affiliates. See discussion in “Equity in Net Losses of Affiliates” in Item 5.A. Our balance sheet had total debt as of March 31, 2002 of ¥1,429,332 million, representing 23.6% of our total assets. As a result of this profile, our management believes we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our recently launched third generation, or 3G, services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. In the short time since its introduction, the demand for i-mode services has dramatically increased. As of March 31, 2002, 32.2 million cellular subscribers had signed up for i-mode services, a 48.4% increase from the 21.7 million subscribers as of March 31, 2001. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 800 MHz network which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers the freedom to choose whether or not to subscribe to i-mode service for an additional monthly fee of ¥300, plus usage charges. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more increasingly, significantly increasing data revenue, expanding our market share, increasing the number of subscribers, creating new sources of income and strengthening our brand image. We expect that our i-mode services will be even more attractive to subscribers in a 3G environment.

We have also introduced other services and products to promote and capture the increasing demand for mobile multimedia services. These services include services that allow Internet access through the combination of a cellular phone and a computer or by using a laptop or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location pinpointing services through global positioning satellites, or GPS, and cellular network. We are also focusing on mobile computing with products such as PDAs, “P-in” cards, which are wireless Internet access devices for PCs and PDAs, and game and navigational software. We seek to provide access to mobile multimedia functions anytime, anywhere and to any device, and to develop new communications markets, including person-to-machine communications, such as i-mode services, and machine-to-machine communications, such as wireless tele-metering and remote management of vending machines.

We offer our voice communication services on our nationwide 2G network, which is currently our primary network and to a more limited extent, on our growing 3G network. Our 2G network covers essentially all of the population of Japan (we calculate area and population coverage ratios by dividing the area or population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total area or total population in Japan). We are concentrating on extending our network into new areas such as underground shopping areas and high-rise buildings as well as strengthening and expanding our coverage in high-volume traffic areas, such as those with dense population.

Our 2G network is based on the Personal Digital Cellular, or PDC, telecommunications system. PDC is a Time Division Multiple Access, or TDMA, based system that supports both voice and data communications and a full range of supplementary services including, among others, call waiting, voice mail, three-party calling and call forwarding. Voice transmissions on our 2G network are offered at 11.2 kbps, although we use a half-rate transmission speed in large metropolitan and other congested areas to conserve spectrum. We provide data transmission at 9.6 kbps. We also use a version of PDC that we refer to as PDC-P for our packet-switched network. PDC-P allows data transmission at up to 28.8 kbps for our “DoPa” packet transmission and i-mode services.

We also offer voice services on our PHS network. However, we are increasingly focusing on promoting PHS for data transmission and mobile multimedia service. While the number of PHS subscribers had been declining, following the introduction of 64 kbps data communications, handsets that allow users to switch back and forth between cellular and PHS services, “P-in” cards for mobile computing and a variety of discounts, the number of PHS subscribers rose from 1.8 million in March 2001 to 1.9 million as of March 31, 2002.

However, 2G networks and systems, such as our 2G PDC, PDC-P and PHS networks, do not allow wireless operators to fully exploit the potential demand for mobile multimedia. Accordingly, we introduced a third generation, or 3G, network and system that we believe will mark the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile telephone handsets and similar devices. We developed and are basing our 3G system on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with the global standardization efforts of the International Telecommunications Union, or ITU, known as IMT-2000. For a discussion of the IMT-2000 standardization efforts and the status of 3G development and deployment, please see “3G Services (W-CDMA)—IMT-2000 Standardization Efforts” in this Item 4.B.

Our 3G system provides excellent sound quality, circuit switched data services (at 64 kbps) and high-speed packet communication services (at up to 384 kbps), and serves as a platform for 3G i-mode services. Our i-mode service gives users access to some Internet sites via mobile phones. When fully implemented in accordance with IMT-2000 standards, 3G services are expected to be able to achieve transmission speeds of up to 2 Mbps when users remain stationary. As of March 31, 2002 we had approximately 89,000 subscribers to our 3G services, roughly three-fifths of whom were corporate subscribers. Our 3G “footprint”, the geographic area in which signals from our 3G base stations can be received, covered approximately 60% of Japan as of April 2002, including most major cities in Japan, and according to our current 3G construction schedule will cover 90% of Japan by the end of fiscal 2002 and 97% by the end of fiscal 2003.

We are now aggressively pursuing a global strategy aimed at promoting the wide spread adoption of W-CDMA technology as a platform for 3G wireless telecommunications systems and services and achieving rapid and extensive deployment of mobile multimedia services. One of the primary objectives of our global strategy is to increase our corporate value through overseas investments and alliances. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by:

•	assisting our partners in developing W-CDMA as their 3G communications platform;

•	capturing overseas growth opportunities through the development of mobile multimedia services and the promotion of wireless Internet access services; and

•	increasing our competitiveness through contents sharing and joint procurement with strategic partners.

To achieve our objectives, we have taken minority stakes in a number of international wireless operators, including AT&T Wireless Services, Inc., or AT&T Wireless, KPN Mobile N.V., or KPN Mobile, Hutchison 3G UK Holdings Limited, or Hutchison 3G UK, KG Telecommunications Co., Ltd., or KG Telecom and Hutchison Telephone Company Limited, or Hutchison Telephone. Although KG Telecom withdrew its application to participate in an auction of 3G licenses in Taiwan in December 2001, we will continue to consider all suitable opportunities for entering Taiwan’s 3G market through KG Telecom. These operators plan to adopt W-CDMA and will collaborate with us in introducing mobile multimedia services. Through these alliances, we have established a foothold in most of the major wireless markets of the world. In North America, through our investment in AT&T Wireless, we have established a foothold for the delivery of our technology and services in the United States. In Europe, through KPN Mobile and Hutchison 3G UK, we are to introduce our technology in Germany, The Netherlands, Belgium and the United Kingdom. In Asia, through investments in KG Telecom and Hutchison Telephone, we have established a foothold for the delivery of our technology and services in Taiwan and Hong Kong.

In addition to our alliances with the above-mentioned wireless operators, we have entered into an alliance with AOL and have purchased a 42.3% stake in AOL’s Japanese affiliate (DoCoMo AOL, Inc.) to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan.

We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D headquarters, which includes centers for network research, wireless research, multimedia research and radio environment technology research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for wireless communications.

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution and after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2002, included approximately 1,200 DoCoMo Shops (which exclusively offer our products and services), approximately 1,100 primary agents and approximately 89,000 general agents, and also 27 DoCoMo branches and sales offices.

Being aware of the importance of continuous action to tackle environmental problems, we are actively encouraging “green procurements”, constructing environmental-friendly buildings, developing and designing products with the least adverse impact on the environment and collecting and recycling cellular phones and accessories to alleviate the burdens on the environment. We are committed to continuing these endeavors going forward and also seek to achieve ISO 14001 certification at all levels of the DoCoMo group.

Our Services

We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. While our primary service continues to be our cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode, and on continuing to offer PHS and other services. We have also recently introduced our 3G services.

Cellular Services

The primary focus of our business is our cellular services. For fiscal 2001, our cellular services, which include cellular phone service and satellite mobile communications service, accounted for approximately 63.1% of our consolidated operating revenues, the vast majority of which is attributable to cellular services.

Cellular Subscribers

We have experienced rapid cellular services subscriber growth. From only 1.3 million subscribers as of March 31, 1994, the number of subscribers has grown to approximately 40.8 million as of March 31, 2002, which represents a market share of 59.0%. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

The following table sets forth selected historical information about our cellular subscriber base for the periods indicated:

	Year ended March 31,
	1998	1999	2000	2001	2002
	(in thousands)
DoCoMo cellular subscribers	17,984	23,897	29,356	36,026	40,783
DoCoMo estimated market share of total subscribers	57.0%	57.5%	57.4%	59.1%	59.0%
DoCoMo subscriber growth rate	64.1%	32.9%	22.8%	22.7%	13.2%
DoCoMo average monthly churn rate(1)	1.97%	1.75%	1.61%	1.39%	1.18%

(1)
In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscriber base. The DoCoMo measurement of churn rates include voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by the sum of the total number of cellular subscribers at the end of each month in the twelve-month period beginning with the last month of the preceding fiscal year.

Voice Services

We offer cellular voice services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services, which account for over 99% of our subscribers, are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily the Tokyo, Osaka and Nagoya areas and certain other limited areas, which accounted for approximately 0.6 million subscribers as of March 31, 2002. The nationwide 800 MHz network and the 1.5 GHz network are our 2G networks. We introduced voice and certain data services on our 3G network in May 2001 on an introductory basis and introduced other services on our 3G network on a commercial basis in October 2001.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, short mail, call forwarding, fax retrieving, caller I.D., call waiting and three-way calling.

    Cellular System Usage

Until the most recent period, the average minutes of use per subscriber had been steadily increasing. For fiscal 2001, average monthly minutes of use per subscribers was 178 compared to 189 in the prior fiscal year. Aggregate average monthly revenues per unit decreased only marginally to ¥8,480 in fiscal 2001 from ¥8,650 in the prior year.

The following table sets forth selected information concerning monthly usage per subscriber and average monthly revenue per unit, or ARPU, data:

	Year ended March 31,
	1998	1999	2000	2001	2002
Average monthly outgoing minutes per subscriber	90	101	116	133	130
Average monthly incoming minutes per subscriber	65	63	60	56	49

Total average monthly minutes per subscriber	155	164	177	189	178
Aggregate average monthly revenue per unit (ARPU)(1)	¥10,800	¥9,270	¥8,740	¥8,650	¥8,480
Voice ARPU(2)	10,800	9,270	8,620	7,770	6,940
i-mode ARPU(3)	—	—	120	880	1,540

(1)
The aggregate average monthly revenue per unit, or ARPU, is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet transmission revenue.

(2)
Voice ARPU is calculated by (i) dividing total annual fixed monthly plan charges, usage charges and charges for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (ii) dividing that by twelve. This calculation does not include revenues derived from packet communication services, including i-mode.

(3)
i-mode ARPU is calculated by (i) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (ii) dividing that by twelve. Such revenue does not include non-i-mode related data packet transmission revenue.

The primary reason that aggregate ARPU has remained relatively steady from fiscal 1999 through fiscal 2001 is that the continuing growth of i-mode subscribers and i-mode usage has resulted in increasing i-mode ARPU rates. This increase in i-mode ARPU has partially offset the effects of declines in voice ARPU that have resulted primarily from reductions in tariffs, including basic plan charges and per minute tariffs, over the past several years. Other factors that have contributed to the voice ARPU decline include increased penetration rates and a corresponding increase in the proportion of low usage subscribers and the increase in the number of free minutes we offer in connection with our various plans. Furthermore, recently some of our users have been sending i-mode e-mails rather than making telephone calls, resulting in a decrease in voice calling and a corresponding decrease in voice ARPU. Currently, we are not emphasizing increasing monthly voice ARPU, but rather are focusing on retaining and increasing the number of core customers, increasing our overall usage, including off-peak usage and usage to and from less congested areas, and increasing data transmission volume, particularly i-mode transmissions.

Beginning in fiscal 2001, the way that we calculate ARPU changed as a result of the renegotiation of our interconnection agreements with respect to the interconnection charges we pay to other carriers. Prior to April 1, 2001 we did not pay interconnection charges related to calls made by our subscribers when using the networks of other carriers. In addition, such other carriers bore the collection risk for the revenue associated with the portion of the calls made on their networks. Consequently, we recorded revenue only for the portion of such calls carried by our networks. Under the renegotiated interconnection agreements we are obligated to pay to the other carriers interconnection charges for the aforementioned calls made by our subscribers, as well as assume the collection risk for the entire call. As a result, there is an increase in operating revenues which is offset by a corresponding increase in operating expenses. However, as a result of this change, we expect an increase in our ARPU from levels that would otherwise be achieved.

    Revenues and Tariffs for Cellular Services

Our cellular revenues are generated primarily from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval.

Over the past few years, as the competition for subscribers has increased, tariff rates and monthly charges have been significantly reduced with certain other fees eliminated entirely. Currently, our cellular subscribers pay (i) an activation fee of ¥3,000, (ii) a fixed monthly plan charge based upon the “plan” chosen, (iii) usage or per call charges which vary according to distance, duration, day and time of day and the particular plan chosen and (iv) additional monthly service fees for miscellaneous value-added services.

One of our basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. This prepaid usage will be allocated first to voice minutes. To the extent that voice minutes do not use up the prepaid usage, it will be credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The monthly plan charge for our basic service is currently ¥4,500 (which includes ¥600 worth of free usage) although we have a variety of different plans at varying rates. Under our basic plan, calls made during the daytime on a weekday within Tokyo are equal to approximately ¥30 per minute.

We believe that our variety of plans, prices and discounts have helped us to remain competitive in retaining existing subscribers and attracting new subscribers. We will initiate rate reductions if we believe that it will cause an increase in usage among existing subscribers or increased new subscribers. Rate reductions after March 31, 2001 consist of (i) a revision to various monthly plan changes by increasing the amount of prepaid usage and (ii) expansion of various discounts to i-mode use, both effective June 1, 2001.

i-mode Services

i-mode services are wireless Internet access services based on a data communications system that organizes data into bundles called packets prior to transmission. Our i-mode handsets allow subscribers to send and receive data through our i-mode server to the Internet while also providing users with the full range of cellular voice services. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 800 MHz network which allows users to send and receive e-mail, access online services such as banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all cellular handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service for an additional monthly fee of ¥300, plus usage charges. We introduced i-mode to take advantage of the growth in demand for data transmission services. The introduction of i-mode services encouraged our cellular phone users to use data transmission more and thereby changed the way cellular phones are used in Japan.

Subscriber growth for i-mode services was remarkable for the first three years following its introduction in February 1999. As of March 31, 2002, we had over 32.2 million i-mode subscribers; as of March 31, 2001, we had 21.7 million i-mode subscribers; and as of March 31, 2000 we had 5.6 million subscribers.

Revenues per i-mode subscriber have significantly increased since the introduction of i-mode services. For the year ended March 31, 2002, the monthly i-mode revenue generated per i-mode contract was approximately ¥2,200 compared to ¥2,110 for the year ended March 31, 2001.

Basics of i-mode Services

Our i-mode services consist of four main components: the i-mode handset, the i-mode packet network, the i-mode server and content providers.

The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a browser and the ability to transmit and receive data packets at up to 28.8 kbps using our 800 MHz network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML. HTML is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most new customers choose to receive i-mode services together with cellular phone services.

From the i-mode handset, information is transmitted to a packet network. i-mode is based on the PDC mobile packet communication system and uses the same packet network as our packet communication service, which is called “DoPa.” The packet network acts as a relay station between the handset and the i-mode server.

The i-mode server functions as the gateway between our network and the Internet. The function of the i-mode server is data distribution, e-mail transmission and storage, i-mode customer management, content provider management and information charging. The i-mode server is also connected to certain banks and information providers either by dedicated lines or through the Internet.

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and voluntary web sites. In February 1999, when i-mode services were introduced, i-mode users had access to 67 content providers but voluntary web sites had not been introduced. However, since then, the number of content providers has rapidly increased: as of March 31, 2002 there were approximately 3,000 DoCoMo i-mode portal menu sites and over 54,000 voluntary web sites.

i-mode Services

Typical services that may be accessed through an i-mode handset include:

•	e-mail;

•	games and other entertainment;

•	news, weather and sports information;

•	restaurant guides, locations and reservations;

•	mobile banking;

•	other financial services, such as credit card services and information and online stock quotes and trading;

•	ticket reservation and purchase (including for concerts and sporting events);

•	e-shopping (CDs, books);

•	travel reservations;

•	telephone directories; and

•	classified ads (including part-time job offerings, apartment and house hunting, and car sales).

We offer an area-specific information service called “i-area”, which provides weather, dining, traffic and other types of information to our i-mode users. As i-mode base stations automatically recognize a subscriber’s location, information is organized according to where the handset is being used. In March 2002, we released service specifications for “i-area”. Before that, only contents providers of our i-mode portal sites were able to provide i-area content. However, now open i-area service allows anyone to relay i-area information to users.

We plan to continue to add attractive i-mode services. To broaden the capabilities of i-mode, and in cooperation with Sun Microsystems, we introduced in January 2001 a new series of i-mode handsets with Java™ that enables users, through their handsets alone, to run programs and play games, and SSL capabilities that enables users to access advanced intranets and other information. We have introduced i appli services and content specifically for our Java based handsets, and have introduced and are expanding our English-language content.

In May 2002 we introduced a new series of phones. The 504i series is the first group of PDC-based handsets compatible with enhanced i-mode, offering packet data transmission speeds of up to 28.8 Kbps, three times faster than the original PDC-based i-mode. They also support Java Archive applications of up to 30 KB and associated data of up to 100 KB per application for rich i appli content. In addition, the 504i model is also equipped for infrared, or IrDA, connection with other handsets to exchange data such as phone numbers, email addresses, and i appli game data. Connection is also possible with other IrDA-equipped devices, such as POS cash registers and multimedia devices.

We have entered into additional alliances regarding Internet banking (such as The Japan Net Bank, Ltd.) and retail transaction settlement to further improve i-mode services. We have also entered into a joint venture with Lawson, Inc., a major convenience store chain in Japan, which will allow customers to place orders on i-mode handsets and pick up their orders at any one of Lawson’s outlets throughout Japan. Also planned for i-mode is a more secure platform for e-commerce applications.

Through our investment in the Japanese unit of America Online Inc., we began offering e-mail access to AOL mail through this alliance. We will continue to capitalize on this alliance by offering other fixed-mobile convergence services and products.

We also advise, provide know-how to and invest in i-mode content providers through a new subsidiary, DoCoMo.com Inc. Together with Dentsu Inc., Japan’s largest advertising agency, and NTT Advertising, Inc., we have also established D2 Communications Inc., which serves as an advertising agency for the i-mode platform.

We have begun a new person-to-machine communications service using i-mode which we call “Cmode.” Together with Coca-Cola (Japan) Co., Ltd., and Itochu Corp., in September, 2001, we launched a 17-week trial in the Shibuya area of Tokyo of Cmode, a unique consumer service employing cutting-edge computer software that transforms soft drink vending machines into information stations and services terminals. The specially developed Coca-Cola vending machines have embedded computers and are linked to our i-mode service to allow i-mode users to purchase soft drinks and earn prizes. The specially developed Coca-Cola vending machines are equipped with video displays, printers, sensors, and speakers. Cmode members can accumulate user points that can be exchanged for soft drinks or for a variety of Cmode services that are available through i-mode. In April 2002, Cmode vending machine operations were expanded to other parts of Japan with the goal of installing 2,000 units across Japan by the end of 2002.

To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since July 1999. Among other measures, we have enabled users to block all mail sent to them from particular addresses, provided i-mode users with 400 packets (worth approximately ¥120) of free packet-data communication, blocked e-mails sent to large numbers of invalid e-mail addresses and enabled users to restrict incoming e-mail to user-designated domains. In March 2002 we began to provide priority connection service for highly reliable data transmissions and in April 2002 we upgraded our service to block forged-domain unsolicited bulk e-mail.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data is transmitted. The basic charge to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1, a longer e-mail of 250 full characters would be about ¥4 and an airline reservation may be sent for as little as ¥40. For new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons. We have introduced volume discounts for heavy users. i-mode users also pay us a ¥300 monthly charge in addition to the standard monthly charge for voice service. In August 2001, we began offering PDC i-mode users free data transmission up to 400 packets per month, which caused i-mode revenue to decrease by approximately ¥30 billion in fiscal 2001.

As noted above, i-mode revenues per i-mode subscriber have steadily increased since the introduction of i-mode services, and for the year ended March 31, 2002 averaged ¥2,200 per i-mode subscriber per month compared to ¥2,110 for the prior fiscal year. Revenue from Java-capable handsets contributed to an increase in the overall i-mode ARPU.

There are also additional information charges payable to content providers when subscribers use certain i-mode sites. For example, access to Nikkei News service costs ¥300 per month and access to Tenki Plus, which provides weather information, costs ¥100 per month. We bill subscribers for content provider fees, and receive from the providers a commission of 9% of the information charges for our billing and collection services. Revenues from these information charges for fiscal 1999, 2000 and 2001, which consist only of the commission, were ¥200 million, ¥3.1 billion and ¥7.6 billion, respectively.

3G Services (W-CDMA)

3G services are our third generation of wireless voice and data transmission services. 3G services use advanced technology which allows us to offer faster and higher quality services to our users.

We began offering 3G services on an introductory basis in May 2001 and on a fully commercial basis in October 2001. These 3G services are being marketed under the name FOMA, which stands for Freedom Of Mobile multimedia Access. The introductory service area was confined to Tokyo’s 23 wards and limited areas in Yokohama and Kawasaki. The fully commercial service was launched in the Tokyo metropolitan area, including Yokohama and Kawasaki, in an area within approximately a 30-km radius of central Tokyo. Furthermore, our 3G service was expanded to a broader part of the Tokyo metropolitan area (Tokyo and certain surrounding areas), as well as Osaka, Nagoya, Kyoto and Kobe in December 2001, and other major cities in Japan, such as Sapporo, Sendai, Kanazawa, Hiroshima, Takamatsu and Fukuoka, in April 2002.

Our basic strategy is to expand the 3G services we offer at the same time as we expand our geographic reach. We believe that our 3G services are well-suited for high-end and business users. One of the primary advantages of our 3G services is the increased quality and speed at which services are available. Additionally, these new services offer the ability to simultaneously handle both voice communications and data packet transmissions so that subscribers can continue talking while sending and receiving data. 3G services that we currently offer include videophone, e-mail, high-speed Internet connection services, 3G i-mode services and mobile computing and various information based services. In November 2001, we launched our “i-motion” service which enables users to obtain video-content at speeds up to 384 Kbps. In May 2002, we launched trial service of “V-Live” which enables FOMA users access to streaming live and archived video, with contents including music, sports, news, animation, and tourist information.

We plan to launch our M-stage visual video content delivery service for our FOMA users in fiscal 2002. FOMA users are able to take advantage of FOMA’s high mobile communications speed to view high-quality streaming movie previews, music video clips, world news, sports and other video entertainment.

In July 2002, we will launch our dual network service to allow our 3G subscribers to switch between the FOMA and the PDC network using a single phone number. Between April 1 and August 31, 2002, customers using both a 3G and a 2G phone who sign up for Family Discount or Business Discounts will receive 40% discounts (which, combined with Ichinen Discounts may be 50-55%) on their monthly basic fees for FOMA.

Other specific services planned include portable and interactive television, interactive games, televised shopping, access to electronic books and newspapers, navigation systems, and mobile video-conferencing. However, not all of these services are currently available. In connection with many of these services, the mobile multimedia services we are developing will also make it possible to settle accounts electronically. We are currently promoting system development using electronic money, which is currently undergoing field trials in preparation for practical use.

The charge for 3G voice services is similar to our other cellular voice services (¥13.0 per 30 seconds for calls to land line phones within the DoCoMo business area during the day time in the case of our mid-range billing plan entitled “FOMA Plan 67”). Charges for 64 kbps circuit switched data service, such as for video phones services are approximately 1.8 times that of standard voice tariffs. The fee structure for packet communication services is based on the volume of data transmitted and varies between ¥0.02 per packet to ¥0.2 per packet, depending on the plan which the user subscribes to.

IMT-2000 Standardization Efforts

In 1999 the International Telecommunications Union, or ITU, established minimum standards for what constitutes a third-generation, or 3G, service. They called those standards International Mobile Telecommunications for the year 2000, or IMT-2000. The goal of IMT-2000 is to allow users to use their phones and other mobile communication devices, known as terminals, for voice, Internet, multimedia and high-speed data communications anywhere in the world without being frustrated by incompatibilities between various technologies. IMT-2000’s minimum standards include:

•	Compatibility of services within IMT-2000 and with fixed networks;

•	High quality;

•	Small terminals (i.e. phones and other methods of access, such as PDAs);

•	Worldwide roaming capability;

•	Capability for multimedia applications;

•	Ability to talk and download at high speed at the same time; and

•	Ability to use video phone.

IMT-2000 recognizes five different advanced technologies as being capable of achieving the IMT-2000, or 3G, standards. Of those five IMT-2000 approved technologies, we expect that the following two are the most likely to achieve commercial success:

•	cdma2000; and

•	UMTS, or universal mobile telecommunications systems, also known as Wideband Code Division Multiple Access, or W-CDMA.

Both of these advanced technologies is a “third generation” or 3G technology. They are not compatible with each other and neither is compatible with any other IMT-2000 recognized technology.

We have chosen to build our 3G network based on W-CDMA, one type of direct spread code division multiple access, or DS-CDMA technology, which is one of the five IMT-2000 approved technologies. We were the first company in the world to launch 3G services based on W-CDMA technology. We expect that some of our international partners will launch their 3G services in the second half of 2002 or thereafter. In December 2001 KG Telecommunications Co., Ltd. withdrew its application to participate in an auction of 3G licenses in Taiwan, but it is continuing to explore alternative approaches to entering the market for 3G services in Taiwan. We also expect European cellular companies to introduce 3G services based on W-CDMA in the near future. Additionally, one of our competitors in Japan, J-Phone, plans to offer their 3G service based on W-CDMA.

cdma2000 1x has been commercially launched in Korea. Our competitor, KDDI, launched its 3G commercial service based on cdma2000 1x in April 2002 in major cities in Japan. Other countries in which operators have stated that they will launch 3G services based on cdma2000 include Australia, Brazil, Canada, China, Mexico, and the United States.

While there can be no assurances, we believe that W-CDMA will become the dominant 3G technology. In an effort to promote and encourage the worldwide implementation of W-CDMA, in April 2002 we announced that we would begin licensing patents at reasonable and non-exclusive terms for our proprietary W-CDMA technology on which our FOMA system is based. Patents will be licensed to manufacturers which supply 3G products to mobile communications operators. We believe that widespread adoption of W-CDMA technology will reduce procurement and production costs and contribute to lowering fees for 3G services and products.

PHS Services

Our Personal Handyphone System, or PHS, services are wireless voice and data transmission services similar to our cellular services but offered using different technology and a different network. PHS is a digital cordless phone system that operates on a digitalized microcell network that makes it possible to use a PHS phone outside the home or office. The PHS base stations are small and easy to install. As a result, PHS services can easily be provided in buildings and underground passages. However, in fast moving automobiles or trains our PHS users do not enjoy the same reception quality as our cellular phone users do. PHS handsets look like cellular handsets, but with the exception of dual mode hand sets that function on both the cellular and PHS networks, PHS handsets cannot utilize the cellular network. We offer PHS services to our subscribers on our PHS network. PHS was originally introduced by the NTT Personal Group in July 1995.

We took over the operations of these PHS services beginning on December 1, 1998. Since taking over PHS operations in December 1998, we have adopted the following strategies for PHS in order to improve its performance:

•	Improve the existing PHS network coverage by raising the height of the PHS base station antennas, thereby widening the coverage area and reducing the relatively high level of dropped calls;

•	Market the data transmission capability of the PHS system, which is better than that of our 2G cellular system;

•	Promote new services for mobile multimedia, such as 64 kbps transmission services and e-mail;

•	Provide price reductions and family discounts to subscribers who also subscribe to our other services, such as cellular services;

•	Promote dual mode handsets which allow the same handset to be used for cellular and PHS services;

•	Develop platform ASP business and business LAN connections; and

•	Introduce the “P-in” mobile computing card, which allows users to conduct wireless data transmission through PCs and PDAs.

While promoting these strategies, we will continue to make further efforts to decrease costs by utilizing our facilities more efficiently.

    PHS Subscribers

At the end of fiscal 1995, the NTT Personal Group had approximately 0.4 million subscribers. Initially, with the rapid expansion of service areas, the price decline of handsets and reduction of tariff rates, the number of NTT Personal Group PHS subscribers reached approximately 2.1 million in September 1997. From September 1997 to March 31, 2000, PHS subscribers declined to approximately 1.4 million. However, PHS subscribers increased to 1.8 million as of March 31, 2001 and approximately 1.9 million as of March 31, 2002.

    Services Offered for PHS

We have significantly expanded the service offerings for PHS since acquiring the PHS businesses. In addition to voice mail, call forwarding, caller i.d., and other standard optional features such as 64 kbps data transmission, which allows users to conduct wireless data transmission at an actual transmission rate of 58.4 kbps, subscribers may sign up for the numerous services and features, the most significant of which capitalize on PHS’s strength in high-speed data transmission. That strength enables PHS subscribers to exchange text, receive and send e-mail, surf the Internet and download music. We also offer mopera services, which allow users to access the Internet through a combination of a cellular handset and a PC, notebook computer or a PDA, and video content distribution services to our PHS subscribers.

    PHS Revenues and Tariffs

The PHS tariff plans and rates are very similar to those for the cellular services and are based on the same monthly fee (depending on the plan) plus dialing charge structure. The primary difference is that PHS rates are substantially lower. Additionally, there are a number of rate plans designed specifically for data transmission and mobile computing.

Other Mobile Multimedia Services

We are focusing extensively on the mobile multimedia and data communications markets. In addition to i-mode, 64k data transmission and other products and services, we also provide a wide variety of services and equipment specifically designed for mobile multimedia, including M-stage visual and M-stage music. We also have an extensive line up of products and services for mobile computing including Personal Digital Assistants, or PDAs, some of which allow the inter-connection of four devices—cellular phone, cord, adapter, and a PC or PDA.

In March 2002, we launched “infogate” portal site to provide PDA device users with a wide variety of content and applications. The infogate portal can be accessed via a browser-equipped PDA connected to any DoCoMo PDC, PHS, DoPa or FOMA mobile phone. Infogate users will be able to access both general information, such as news, weather, banking and maps, and online applications, such as groupware. Infogate can also be used as a gateway to customized online applications such as PDA-equipped employees in remote locations with exclusive access to company information, such as client data and contract details.

We also offer a PDC mobile packet communications system, “DoPa”, service. DoPa, DoCoMo’s packet communication service, is a driving force behind DoCoMo’s strategy of broadening the scope of mobile communications. Used mainly in human-to-machine and machine-to-machine interfaces, DoPa exchanges data rather than voice communications. Fees are levied only for the volume of data transmitted and received. DoPa service gives multiple users the ability to communicate simultaneously through certain types of cellular handsets. DoPa permits the direct exchange of data between terminals in a wireless environment and an office LAN via a dedicated line or ISDN connection. DoPa helps boost network efficiency and lower communication costs because it does not require an exclusive radio channel for each user. DoPa is compatible with Internet protocols such as TCP/IP and allows users to access e-mail and gain remote LAN access. In addition, DoPa also provides high-speed transmission capability enabling data to be transmitted at up to 28.8 kbps, with charges based on the volume of data transmitted and received.

Our mobile multimedia services include not only traditional person-to-person communications but also encompass person-to-machine as well as machine-to-machine communications which we regard as a key aspect of our future business strategy. Doco-Navi is an example of person-to-machine. Doco-Navi allows users to pinpoint their position using enhanced global positioning system, or GPS, technology. Users can then access maps which provide the locations of stores, banks, hospitals, schools and other information. Cmode, as noted earlier in “i-mode Services” in this Item 4.B., is another example of person-to-machine communication. We are also seeking to increase machine-to-machine communications and services—for example, a vending machine signaling a delivery truck of the need to be serviced—as part of its promotion of mobile multimedia services.

In June 2002, we introduced “i-shot” service which allows users to transmit still images taken with newly introduced mobile phones that feature built-in digital cameras. Users can send images through our nationwide PDC 800 MHz circuit switch network, which provides a more economical means of transmitting large amounts of data compared to a packet network. There is no subscriber fee for “i-shot” service. Users pay a per transmission charge, which depends on the size of the data being sent and other conditions. Photos sent via i-shot cost ¥10 or more, and i-mode users will pay ¥2 to ¥3 per URL received and approximately ¥17 per downloaded photo.

Other Services

    Quickcast Services (formerly called Paging Services)

We offer digital display and value-added paging services throughout Japan under the service name Quickcast. Our services are offered on a nationwide “FLEX-TD” system which we introduced in 1996. FLEX-TD allows us to offer a wide variety of information services via a high-speed paging system, including the ability to receive e-mail messages via the Internet or from personal computers and to retrieve the messages from anywhere in Japan. We also offer broadcast messaging features which allow one message to be sent to multiple users at the same time. In February 1999, we introduced a calling-party-pays Quickcast service called “02•DO”.

    Quickcast Subscribers

We had approximately 0.8 million Quickcast subscribers as of March 31, 2002 representing a 24.7% decrease from 1.1 million subscribers as of March 31, 2001. The number of Quickcast subscribers has been declining consistently since fiscal 1996. We believe that the decrease in our subscriber base is attributable to a number of factors, including increased penetration and lower prices of cellular and other mobile communication services and increased services offered by cellular and PHS providers that are similar to those typically offered by paging companies. In response, we have taken steps to restructure this business, including shifting from a conventional paging scheme to a new one that will reduce network costs and certain other initiatives to make operations more efficient.

    Satellite Mobile Communications Service

We have created Japan’s first satellite mobile communications network integrated with a terrestrial cellular system. The satellite mobile communications network uses the N-STAR communications satellites which are owned jointly by us, two other subsidiaries of NTT and JSAT Corporation. We offer a wide service area covering all regions of Japan and the surrounding ocean up to 200 nautical miles away from the mainland. Furthermore, a variety of mobile computing applications, such as sending data and faxes from mountainous areas or remote islands, are offered using high-speed data transmission capacity (64 kbps downlink; 4.8 kbps uplink).

We also provide maritime telephone services using the N-STAR communications satellites. Our maritime telephone service provides accessible two-way communications between ship and shore and between ships, covering the area up to 200 nautical miles away from the mainland. We are the only operator in Japan that provides maritime telephone services. We had approximately 15,000 subscribers to this service as of March 31, 2002.

    In-Flight Telephone Service

We provide in-flight telephone services that can be used for unrestricted in-flight communications between aircraft and the ground in Japan. We are the only operator in Japan that provides in-flight telephone services. We had approximately 270 terminals for this service as of March 31, 2002.

International Investments and Licensing Agreements

We make investments in telecommunications companies overseas with the long term aim of securing growth opportunities and strengthening our international competitiveness. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by assisting our partners in developing W-CDMA as their 3G platform and by promoting the wide-spread and rapid deployment of mobile multimedia services with the goal of establishing a borderless cellular phone world. Whereas wireless operators in other parts of the world have achieved only limited success in offering wireless Internet access, our i-mode services have met with immediate success in Japan. We believe that our experience with the development and deployment of our i-mode services provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our position in the domestic market.

We believe that we are an attractive partner for international wireless operators and other telecommunications companies because they have the opportunity to gain access to our expertise in mobile multimedia and W-CDMA technology. With respect to our investments in wireless operators, our basic policy has been to acquire minority stakes sufficient to allow us to have a voice in the partners’ operations, including management decisions and selection of technology standards, accompanied by less investment risks than the acquisition of a majority interest, and then to establish licensing and other agreements to provide our international partners with i-mode, 3G and other services and know-how. If provided with the right opportunity, we may make further international investments and may alter our investment strategy.

Our partners operate in key markets and regions around the world. We do not believe, however, that the regulatory environments in which our partners operate would have any adverse effect on our investments or on our financial results.

The following is a summary of our major strategic international investments and licensing agreements.

AT&T Wireless Group

In January 2001, we completed an investment of approximately $9.8 billion (approximately ¥1,143 billion at the date of investment) to purchase AT&T preferred stock equivalent to 406 million shares (a 16% interest) of

AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share. The alliance aims to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties will jointly develop the U.S. market through AT&T’s nationwide network infrastructure and our i-mode based mobile Internet technology and related business know-how. With AT&T Wireless, we will also jointly promote the spread of W-CDMA technology in the U.S. market. The agreements that we entered into with AT&T and AT&T Wireless are described in detail in Item 10.C. Material Contracts.

In July 2001, AT&T Corp. completed the planned split-off of AT&T Wireless Group. In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless Services, Inc., a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. DoCoMo’s investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at an applicable exchange rate with the result that we hold approximately 16% of the economic and voting interest in AT&T Wireless. On July 9, 2001, DoCoMo started to account for its investment in AT&T Wireless using the equity method.

AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. This transaction would dilute our interest in AT&T Wireless to approximately 15.2% if we did not exercise our pre-emptive rights to purchase additional shares of AT&T Wireless common stock in order to maintain our current ownership percentage.

On December 21, 2001, we announced that we would exercise our preemptive rights to purchase additional shares in order to maintain our current approximately 16% share ownership in AT&T Wireless. Our decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. When AT&T Wireless completed its planned acquisition of TeleCorp in February 2002, we completed an additional investment of approximately $382 million (approximately ¥50.6 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T wireless common stock in order to maintain our current approximately 16% ownership in AT&T Wireless.

KPN Mobile N.V.

In July 2000, we signed a subscription agreement to invest approximately €4 billion (approximately ¥407 billion at the date of investment) for a 15% voting interest in KPN Mobile N.V. for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe. We also entered into a shareholders agreement and a registration rights agreement in connection with this investment. These agreements are described in Item 10.C. Material Contracts. KPN Mobile provides service in The Netherlands, Belgium, Germany and other countries.

As of December 31, 2001, KPN Mobile’s parent company, Royal KPN, had loans to KPN Mobile totaling €19.7 billion which are convertible by Royal KPN into KPN Mobile shares. Conversion will take place at the fair market value of KPN Mobile shares at the time of conversion. However, per the shareholders’ agreement, described in further detail in Item 10.C. Material Contracts, if Royal KPN converts its loans to KPN Mobile into shares of KPN Mobile, we have the right to maintain our voting interest in KPN Mobile through the purchase of further KPN Mobile shares at the then current market value.

In November 2001, we signed a license agreement with KPN Mobile and its parent company Royal KPN under which we will transfer and license technologies to KPN Mobile for the launch of mobile Internet services in the Netherlands and Belgium. The services will be similar to our i-mode services available in Japan. Under the licensing agreement, we will provide KPN Mobile with intellectual property rights, know-how and technologies necessary to launch i-mode-like services. The term of the agreement is from November 7, 2001 until December 31, 2011, during which time we will be entitled to collect licensing fees. In February 2002, we signed an agreement with E-Plus Mobilfunk, a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus for the launch of mobile Internet services in Germany. Under this licensing agreement, we will provide E-Plus with patents, service know-how, and technologies needed to launch mobile Internet services. KPN Mobile The Netherlands B. V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively, and BASE, formerly KPN Orange, is expected to begin offering mobile Internet services on a commercial basis in Belgium near the end of the summer of 2002.

KPN Mobile group companies have acquires 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to launch 3G services in the second half of 2003 or thereafter.

Hutchison 3G UK Holdings Limited

In July 2000, we formed a strategic alliance with KPN Mobile and agreed to invest in Hutchison 3G UK Holdings Limited as part of business alliance with Hutchison Whampoa Limited. We acquired a 20% stake in Hutchinson 3G UK for £1.2 billion, approximately ¥185 billion, in September 2000. Hutchison 3G UK owns a 3G license for the United Kingdom and is expected to begin offering 3G services in the second half of 2002. We are extending technical assistance to the company toward building a platform for early development of IMT-2000 in the United Kingdom.

KG Telecommunications Co., Ltd.

In November 2000, we agreed to invest approximately NT$17.1 billion (approximately ¥61 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom we aim to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed a i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In December 2001, KG Telecom withdrew its application to participate in an auction of 3G mobile communication service licenses in Taiwan. We agreed with KG Telecom’s withdrawal based on our belief that competition in the Taiwanese mobile telecommunications market is likely to be excessive and it would be more strategically advantageous to assess the results of the auction and related market trends rather than to participate in the auction. We will continue to consider all suitable opportunities for entering Taiwan’s 3G market.

Hutchison Telephone Company Limited

In December 1999, we agreed to acquire a 19% equity interest in Hutchison Telephone in Hong Kong for approximately U.S.$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with Hutchison Whampoa Limited with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we invested an additional $30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in Hutchison Telephone. We currently own a 25.4% equity interest in Hutchison Telephone.

In July 2001, we agreed with Hutchison Whampoa Limited to separate the 3G entity from Hutchison Telephone Company Limited, or HTCL, and acquire a 25.4% equity interest in Hutchison 3G Hong Kong Holdings Limited for approximately HK$303,190 (approximately ¥4.8 million at the date of investment).

HTCL launched its mobile Internet services in May 2000. In addition, it acquired a 3G license in September 2001 and plans to launch 3G services in the fourth quarter of 2002.

Bouygues Telecom S.A.

In April 2002, we signed a i-mode license agreement with Bouygues Telecom S.A. to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in France, French Guyana, Martinique, Guadeloupe and Reunion. Under this licensing agreement, we have agreed to provide Bouygues Telecom with patents, know-how, and trade marks needed to launch i-mode service on the Global Packet Radio Service (GPRS), and UMTS networks if Bouygues Telecom is granted a 3G license in France. This agreement lasts until April 2012 and Bouygues Telecom aims to introduce i-mode service within 12 months from the signing of the agreement.

America Online, Inc.

In September 2000, we agreed to purchase a 42.3% stake in AOL’s Japanese affiliate for approximately ¥15 billion to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan. In connection with this investment, AOL Japan became DoCoMo AOL, Inc. Beginning on June 1, 2001, we, together with DoCoMo AOL, Inc., are offering i-mode users access to AOL e-mail (AOLi services).

DoCoMo Networks

We currently provide our services on several different networks, including our 2G network, our packet network for 2G, our 3G network and our PHS network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels underground via transmission lines or in the air via microwave transmission equipment to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, each of our networks, our 2G 800 MHz, 1.5 GHz and packet networks, our PHS network and our 3G network, use separate base stations, antennas and switching centers. With respect to antennas and transmission lines, there are overlaps. For example, our 2G networks, namely our 2G 800 MHz, 1.5GHz and packet networks, share antennas. Our 2G networks and 3G network share transmission lines.

2G Network

Our 2G network is an integrated network of base stations, local switching centers, gateway switching centers, transit switching centers, signal transfer points, mobile-service control points and a mobile communication information storage system that route calls from the calling party to the called party. The various components of the network are connected primarily by microwave transmission, our own trunk and other fixed lines and fixed lines leased from NTT.

Our 2G cellular phone service uses the Personal Digital Cellular, or PDC, telecommunication system. PDC is a TDMA-based system that supports both voice and data communications, packet-switched wireless data and a full range of supplementary services including call waiting, voice mail, three-party calling and call forwarding. PDC also uses both full-rate (11.2 kbps) and half-rate (5.6 kbps) transmission speeds for voice and can be used for circuit switched data transmission at up to 9.6 kbps and packet switched data transmission at up to 28.8 kbps.

The Japanese government issues licenses to carriers for the use of radio spectrum bandwidth, so the capacity of our cellular network is limited to the amounts of bandwidth that the government has made available to us. The government has currently allocated 77 MHz x2(uplink and downlink) for the use of 2G Networks nationwide. We have been allocated frequency spectrum of 28 MHz, of which 24 MHz is in the 800 MHz band nationwide and 4 MHz is in the 1.5 GHz band in the Tokyo metropolitan area, Nagoya and Osaka. Therefore, our 2G network is separated into two bandwidths, an 800 MHz system and a 1.5 GHz system. We offer nationwide coverage on our 800 MHz digital cellular service, and coverage in the Tokyo metropolitan area, Nagoya and Osaka on our 1.5GHz digital cellular service. We have obtained licenses for an additional 5 MHz of spectrum in the 800 MHz band in the Tokyo metropolitan area in connection with the purchase of certain tele-terminal operations from Japan City Media that we made in 1998. Thus, we are able to use 29 MHz of spectrum for our 800 MHz digital cellular service in the Tokyo metropolitan area.

The primary difference between the 800 MHz and 1.5 GHz networks is that they require separate hardware for base stations, although they may share antennas, switching centers and transmission lines. Handsets which use the 800 MHz network are different from those which use the 1.5 GHz network, except for recently introduced handsets which work on both networks. The digital cellular services available to subscribers using an 800 MHz handset and to those using a 1.5 GHz handset are substantially the same. However, our i-mode services are only available on our nationwide 800 MHz system.

In addition to the network and its components, we have also established nine operations centers, one for ourselves and one for each of our eight regional subsidiaries, that monitor service over the nationwide network on a 24 hour, 365-day basis and track the usage and performance of the network. We have created redundancy on the network by installing backup equipment and constructing multiple links between critical network components. In addition to the computer monitoring of the network by the operations center, the base stations and various components are physically inspected on a yearly basis.

We control our network equipment procurement. We purchase the necessary digital network equipment from approximately 70 suppliers inside and outside Japan, including NEC Corporation (“NEC”), Nippon Ericsson and Lucent Technology Japan. We publicly solicit bids from domestic and international suppliers by providing specifications mainly through the Internet. By publicly soliciting equipment and purchasing on behalf of our eight regional subsidiaries, we believe we are better able to obtain quality equipment at competitive prices.

Packet Network for 2G

The i-mode network uses our packet network, the same packet network as DoPa, our packet communication service. The mobile packet communications system enables flexible, high-speed data transmission with a minimum of transmission errors by applying packet switching technology to the PDC system. The mobile packet communications system consists of packet gateway processing equipment, which provides functions to connect to other networks such as LANs and the Internet, access the mobile-service control point, and interface with the connected network, and packet subscriber processing equipment, which carries out packet transmission and reception with the mobile unit via the base station. The packet network covers the same area as our 800 MHz digital cellular service and allows for quicker access to Internet services. This type of network is much faster than circuit switch types of transmissions.

3G Network

We have developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU. IMT-2000 is an initiative of the ITU intended to integrate the various satellite, terrestrial, fixed and mobile systems currently being deployed and developed in order to provide users with genuine global service capabilities and interoperability. In December 1999, direct sequence code division multiple access, or DS-CDMA, was one of the five systems recommended by a study group of the ITU to serve as a platform for 3G services. DS-CDMA is a type of Wideband Code Division Multiple Access, or W-CDMA, technology. We have adopted this DS-CDMA type of W-CDMA technology as the primary air interface technology for our 3G network. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. However, we cannot be certain that enough overseas operators will adopt a W-CDMA system compatible with our W-CDMA technology such that we will be able to offer our services globally or benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We plan on utilizing and expanding on the footprint for our existing 800 MHz network by adding additional equipment and infrastructure for our 3G network. Work is also being done to create an additional intelligent network that will integrate different communication systems, such as mobile phones, LANs and the Internet, to establish an advanced mobile communications network which will support 3G service.

PHS Network

Our Personal Handyphone System, or PHS, network is a circuit switched network that is a combination of PHS handsets, cell stations and antennas linked to a fixed line ISDN network. When a call is made, the signal is transferred from one user to another through cell stations which transmit signals through a common circuit signal network. When PHS 64 kbps data communication service commenced in April 1999, it allowed users to rapidly transmit large amounts of text and data.

Handsets

We offer a variety of different handsets to subscribers. Because of the different transmission technologies that we use, subscribers purchase handsets specifically designed for either 2G, PHS or 3G services, although the “Doccimo” phone is a dual-technology phone compatible with both 2G and PHS networks.

We have strict quality standards that manufacturers of our handsets must meet. We also provide one year warranties on all our handsets during which handset repairs are made generally free of charge. In addition, our nationwide sales and distribution system, in particular DoCoMo Shops, provides convenient after-sales service. Historically, we have experienced limited subscriber complaints about handsets and few handset returns. However, as handsets continue to become more sophisticated and technologically advanced, we expect to experience more complaints and returns. In 2001, we recalled 240,000 P503i handsets, 430,000 SO503i handsets and approximately 1,500 FOMA N2001 handsets because of software problems. The handset manufacturers were responsible for the costs of the recall. In April 2002, a technical problem was discovered in our Mova R211i mobile phones and therefore sales were suspended and we provided replacement phones to the approximately 7,400 Mova R211i mobile phone customers.

Cellular Handsets

There are two basic types of DoCoMo handsets available to our cellular subscribers: handsets that we planned and developed jointly with manufacturers and handsets planned and developed independently by manufacturers. In all, we offer approximately 30 different models for our cellular services.

The vast majority of new handsets are now i-mode enabled. Our i-mode enabled handsets are relatively small and lightweight terminals that are installed with packet communications and browsing software functions and also function as normal cellular phones. i-mode enables users to have immediate access to the Internet without the need to use a PC or other system. The DoCoMo i-mode browser reads HTML Subset text. The handsets have a small display screen that is most suitable for text oriented display. We believe that one of the strengths of i-mode is that our handsets are smaller and lightweight compared to more bulky notebooks, laptops, PDAs or other devices that can also access the Internet.

In May 2001, we introduced our 210i series of i-mode handsets that have color displays with a range of approximately 65,500 colors. The i-mode handsets also became much lighter, with the lightest model weighing only 59 grams. With these new handsets, we added new services including color character display, i-melody services, which can be used to download ringing tones, and color i-mode games. In November 2001, we offered our customers increased transmission quality with the introduction of our 800 MHz / 1.5 GHz dual network 211i handsets. We plan to continue to improve the handsets to offer an even greater variety of services.

We continue to introduce new types of handsets, along with the commencement of music distribution, location information and other services. In January 2001, we started marketing dual mode handsets that can be used both in Japan through our PDC system and in Europe, Asia, Africa and Oceania through Hutchison Telephone’s and its roaming partners’ GSM system. Also in January 2002, we commenced sales of our new 503i series of Java-enabled handsets and in May of 2002 commenced sales our 504i series of handsets which have fast packet download speeds and enhanced i appli functions. In June 2002, we introduced our 251i series handsets with built-in digital cameras compatible with our “i-shot” service, which allows users to transmit still images taken by the handset.

W-CDMA Handsets

We offer four types of handsets for our 3G service: a standard i-mode enabled model, a videophone model that also allows users to see one another while conversing, and a data model designed exclusively for data communication. The basic model is equipped with i-mode capabilities and is able to access not only the current i-mode contents but also contents that are expected to be specifically created for 3G i-mode. The handsets and other products for 3G that we will introduce will transform these products into mobile multimedia tools for viewing images, making e-commerce transactions, improving mobile computing options and enjoying many other new functions. We also offer SOHO, which stands for “small office/home office”, handsets equipped with hub and router functions that enable these phones to connect to internal and external networks. These SOHO handsets can send and receive data at up to 384 kbps.

With respect to cost, we expect that the price of these handsets will be more expensive than the price for current handsets. Additionally, with respect to services, there can be no assurance that these handsets at the outset will be able or will remain able to provide the full planned range of Wideband Code Division Multiple Access, or W-CDMA, services, including video conferencing and video transmission. Also, because these 3G handsets are not yet being mass produced, there is a risk that handsets and handset parts may not be available at all times from manufacturers.

We plan to introduce PDA type handsets with such features as i-mode, i-motion and M-stage visual. In the fall of 2002 we also plan to introduce new 3G handsets that can transmit video files as mail attachments which will be smaller and lighter than our current 3G phones and will have improved battery life.

PHS Handsets

There are three basic types of handsets available to PHS users: The PALDIO, the Doccimo, and a handset designed exclusively for data transmission. The PALDIO provides a wide range of regular voice and other services and enable users to receive and send 32kbps or 64 kbps data transmission, in handsets of numerous colors, weights and sizes. The Doccimo allows people to set their phone to either cellular phone or PHS to receive and transmit calls as well as enjoy 64 kpbs data transmission. The Doccimo is also i-mode enabled. The third type handsets such as P-in have dedicated themselves to 64 kbps data transmission.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS and other services to our subscribers through our extensive distribution network throughout Japan, which includes a small number of DoCoMo branches and sales offices and numerous primary retailers operating approximately 1,200 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. There were approximately 89,000 secondary and tertiary retailers throughout Japan as of March 31, 2002.

One of the primary advantages of our extensive distribution network is that it makes it easier for potential subscribers to sign up for services and purchase cellular, PHS and other equipment. We believe that no competitor offers a distribution network as extensive as ours. As new subscriber growth continues to be strong and competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) enhance i-mode and other data transmission services, (iii) increase the quality of after-sales service, (iv) promote the DoCoMo brand name through aggressive advertising and promotions and (v) provide competitive tariff and service pricing.

We are focusing on further enhancing the DoCoMo brand name by aggressively advertising and promoting ourselves and our products and services. Our customer surveys indicate that the DoCoMo brand name enjoys high recognition and is readily associated with quality products, network and services and competitive pricing. We believe that the DoCoMo brand name has been and will continue to be a significant reason that subscribers choose us over our competitors. To continue to increase our brand name recognition, we advertise on television, the radio and through various magazines and newspapers.

We believe that the combination of our distribution network, extensive advertising activities, the strength of our brand name, the quality of our digital network and our competitive pricing and extensive after-sales service will allow us to continue to attract and retain subscribers.

Customer Service

As customer retention is increasingly becoming important in the Japanese telecommunications market, we have focused on ensuring high degrees of customer satisfaction. We realize that customer service, including the service we provide when customers sign up and after-sales service, is critical to retaining subscribers and maintaining the high reputation and recognition of the DoCoMo brand name. We provide extensive customer service at the point of sale through our nationwide network of branches, DoCoMo Shops and agents described above. Our customer service efforts are also supported by fully integrated information systems. In addition, customers can use their cell phones or personal computers to access our 24-hour Internet e-site where they can change their services, plans and addresses.

We also provide extensive after-sales service primarily through the DoCoMo Shops but also through qualified after-sales service stations such as DoCoMo Techno Stations which are usually combined with DoCoMo Shops. DoCoMo Techno Stations are frequently able to deal with handset problems and make repairs on the premises. We also have various toll free numbers that provide customer service including basic service and tariff information provided during business hours as well as support and assistance 24 hours a day for network problems and handset problems, including lost and stolen handsets. By calling these free numbers, a subscriber can be directed to the nearest DoCoMo Techno Station for service or can even be connected directly to a DoCoMo repair technician who will check the condition of the line over the phone for subscribers experiencing problems.

In order to promote quality of after-sales service for existing customers, we pay various fees to the agents for certain after-sales services, including handset upgrades, calling plan changes, and diagnostic and repair work on handsets and other equipment.

We have also recently implemented programs to provide incentives for DoCoMo Shops and other agents to promote mobile multimedia usage, including special mobile multimedia presentations that teach customers about the various services available and demonstrate the benefits of the services. We believe these types of programs will create more opportunities for customers to use their handsets for other than standard voice transmissions.

We also have customer incentive programs for our subscribers including a Club DoCoMo and DoCoMo Point Services which are point accumulation systems that offer incentives to our subscribers. We believe that these programs will have a positive effect on subscriber retention.

Information Technology

We employ various computerized, fully integrated information systems to support key functions, including network operation management, procurement, billing, financial accounting, customer service and marketing.

One of the most important of these systems is ALADIN, which is a proprietary nationwide operating system we share with our eight regional subsidiaries. ALADIN has five primary functions: customer service and interface, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages data and information for and about our cellular, PHS and Quickcast subscribers nationwide and provides customer service personnel at service counters in branch offices, agents and DoCoMo Shops and in our telemarketing center with online access to network data so that they can effectively address customer inquiries.

ALADIN enhances the efficiency of our operations by simplifying the process of registering customer information, automating phone number registration, enabling automatic credit reference checks, preventing duplicate registration of certain accounting information and reducing the number of managing agents required to assist in subscriber registration and other functions. In addition, ALADIN controls telephone number allocation which makes it possible for handsets to be assigned telephone numbers and activated immediately upon signing up for cellular or PHS service and also provides an opportunity to conduct suitability and/or reference checks in order to prevent the assignment of a telephone number to a subscriber who does not meet our payment history and other requirements. ALADIN maintains and continually updates a list of previous subscribers that had credit problems. It also allows our personnel to determine the validity of addresses provided by potential subscribers.

ALADIN and related systems are also used to collect customer data so that management and marketing personnel can monitor usage, track market segments, monitor subscriber satisfaction, analyze trends in calling patterns, target network expansion and develop appropriate marketing strategies.

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. Other bills are sent via e-mail or electronically. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer or in person at any number of locations, including our branches, service counters or shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore we reduce our costs, help the environment, and are able to rebate our customers who use this service ¥100 per bill. A very high percentage, approximately 80% as of March 31, 2002, of our subscribers pay their monthly bill by automatic payment or direct debit from their bank or other financial institution account. As of March 31, 2002, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate service to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

In May 2002, we introduced a new billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a two-dimensional bar code on the screens of their mobile phones. Our “combien?” service was initially offered at two convenience stores in Tokyo and is expanding to approximately 1,400 convenience stores nationwide by early July 2002 and approximately 700 other convenience stores thereafter. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

Corporate Information Systems (DREAMS)

In April 2002 we and our 34 consolidated subsidiaries introduced a corporate information system which we call “DREAMS”. Based on this system, we are able to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real- time information and thereby make timely decisions, allows us to perform electronic accounting to reduce indirect operations, allows us to effectively manage capital among the DoCoMo group companies, and provides us with the ability to decrease purchasing costs by organizing and facilitating purchasing among the DoCoMo group companies.

Research and Development

Research and development is carried on primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥99.5 billion on research and development in the year ended March 31, 2002. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective fiscal 2000. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 2.7% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

We organize our research and development efforts through our R&D headquarters. Our R&D headquarters includes:

•	four research laboratories, one each for network research, wireless research, multimedia research and radio environment technology research,

•	six development departments, including the core network, radio network, customer equipment, multimedia, operations and wireless link development departments,

•	a general affairs department and

•	a planning department.

Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, our various research and development departments collaborate with product development staff at each of our operating divisions. We are also working together with major manufacturers of our handsets and network equipment.

In addition, outside the R&D headquarters we have other development-related departments or divisions, such as: our service operation and maintenance department; our mobile multimedia division which includes a mobile multimedia planning department; our M-stage business department; our mobile multimedia business department; our mobile multimedia terminal development department; our mobile multimedia application development department and satellite business department; and our i-mode business division which includes an i-mode planning department, an i-mode business department and a platform development department.

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of Internet-related technology. We have also set up DoCoMo Communications Laboratories Europe, whose primary research areas are network technology, next-generation lC/USIM card technology and security technology. Finally, we established DoCoMo Technology, inc., which primarily carries out research and development to enhance our PDC system and other existing systems and supplements our fundamental R&D activities.

Furthermore, we also conduct research with various universities inside and outside of Japan, such as MIT, University of California at Irvine, University of Southern California, Princeton University and Rutgers University, among others. These groups are involved in technological exchange in connection with not only 3G research and development but also fourth generation cellular communications systems, or 4G, and other advanced technology research. On December 19, 2000, we agreed with Hewlett-Packard to explore a joint research effort to improve multimedia delivery and network applications over 4G wireless broadband networks.

We are continuing research and development of our 3G system through our IMT-2000 related research. This includes further research and development of the W-CDMA technology as well as the research and development of new products, services and applications for its 3G system. Currently, we are focusing on development to increase transmission capacity and capabilities, downsize the base station equipment, improve the functionality of switches, reduce the size and weight of and add advanced functions to handsets, improve mobile multimedia services and develop video mail and international roaming services. Furthermore, we are continually researching ways to improve the efficiency, design and quality of our Personal Digital Cellular network.

We are conducting research regarding other advanced technology, including fundamental research regarding technologies applicable to a fourth generation, or 4G, wireless communications system, aiming at further enhancement of cellular services. Fourth generation services will feature transmission speeds in excess of 100 megabits per second for downlinks and 20 megabits per second for uplinks. Fourth generation services will also feature high quality video equivalent to high definition television and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100 MHz. We are actively participating in the international standardization movement for a 4G system and hope to commercially launch a 4G wireless communications system by approximately 2010. In the summer of 2002, we will begin practical evaluations of key technologies for our 4G wireless communications system, as well as implement an experimental system to demonstrate their benefits.

R&D Center

In order to respond to swiftly growing demand for wireless telecommunications and to diversifying customer needs, we have upgraded our research and development capabilities and streamlined our research and development operations. To this end, the NTT DoCoMo R&D Center in Yokosuka Research Park was completed in March 1998. We added a second research and development facility in March 2002. The NTT DoCoMo R&D Center is a highly advanced R&D center near Tokyo specializing in mobile telecommunications technology. With state-of-the-art testing facilities, the NTT DoCoMo R&D Center is the base for research and development of basic technologies, the 3G, 4G and other future mobile telecommunications systems and a variety of new products and services.

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. In addition to direct competition from other cellular operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international phone services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

In addition, as we continue to pursue our global strategy, we will face additional competition. Our global strategy is based on making investments in and entering into alliances with other wireless telecommunications operators as global partners, each of which faces competition from within and outside of its respective home markets. Accordingly, the success of our global strategy will be based in part on the success of our global partners. We expect that the markets we and our global partners operate in will become increasingly competitive.

Cellular Competition

There are three cellular operators in Japan: DoCoMo, the KDDI group and J-Phone (which previously provided its services as the J-Phone group and integrated its services by merging its group companies in November 2001). As of March 31, 2002, we had a market share of 59.0%, the KDDI group (including the Tu-ka Group) had a market share of 23.3% and J-Phone had a market share of 17.7%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 16.1 million as of March 31, 2002. The KDDI group is essentially a product of the merger of the telecommunications carriers KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are largely a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 lx in major cities in Japan in April 2002. The network buildout costs for the KDDI group may be lower than for our buildout because of the ability to use a greater portion of the current cdmaOne technology in the construction of the network (although the KDDI group is incurring additional expense as it is converting from PDC to cdmaOne).

J-Phone operates nationwide and is the third largest cellular operator with approximately 12.2 million subscribers as of March 31, 2002. The largest shareholders of J-Phone are Vodafone and Japan Telecom. J-Phone plans to offer 3G trial services starting in June 2002 based on the same standard W-CDMA (DS-CDMA), as ours.

Regarding potential competition from fixed line, our management believes that fixed line telecommunications services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other—customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed line and cellular operators, improvements in fixed line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry, and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular transmission), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

In June 2002, Fujitsu Ltd. announced that it was considering starting mobile data services for business use by leasing bulk capacity from a telecommunications carrier to provide services to the corporate mobile market. Fujitsu may offer such services to corporate users via the network of a unit of the KDDI Group.

i-mode Competition

The competitors of i-mode are EzWeb provided by the KDDI group and J-Sky provided by J-Phone. As with i-mode, KDDI’s EzWeb and J-Phone’s J-Sky service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect that competition in this area will continue to increase.

3G Competition

3G competition is increasingly becoming more difficult with other service providers beginning to offer 3G services. The KDDI group launched its 3G services on 800MHz through cdma2000 lx in major cities in Japan in April 2002. At present, cdma2000 1x subscribers can use their handset in a wider area than ours because cdma2000 Ix handsets are compatible with their existing cdmaOne network. However, their transmission speeds are lower than ours and they do not offer videophone services at this time. As of May 2002, they had approximately 700,000 cdma2000 lx subscribers. J-Phone plans to offer 3G trial services starting in June 2002 based on the same standard W-CDMA (DS-CDMA), as ours, and may begin commercial 3G service in December 2002. J-Phone also plans to offer international roaming service with GSM networks overseas.

PHS Competition

The Personal Handyphone System, or PHS, market is highly competitive. Our two main competitors are DDI Pocket and ASTEL. DDI Pocket remains the leader among the three PHS operators with approximately 51.6% of the market share of PHS subscribers as of March 31, 2002. We are second with approximately a 33.7% market share and ASTEL has approximately a 14.6% market share. With the decrease in handset prices and tariffs of cellular services, PHS operators also face increasing competition from cellular operators.

Regulation of the Mobile Telecommunications Industry in Japan

The Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT, is the primary regulatory body with responsibility for the telecommunications industry in Japan. We are regulated by the MPHPT primarily under the Telecommunications Business Law. We and other mobile telecommunications service providers are also subject to the Radio Law. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., or NTT Law.

The Telecommunications Business Law

The Telecommunications Business Law authorizes the MPHPT to regulate two types of telecommunications companies: Type I Carriers, such as us, our eight regional subsidiaries and other NCCs and cellular operators which provide telecommunications services by establishing telecommunications circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers (i.e., companies such as Internet service providers which provide telecommunications services to customers but do so using the circuit facilities of Type I Carriers). Type II Carriers are subdivided into Special Type II Carriers, which provide telecommunications facilities for the use of communications by the public through the interconnection of both ends of leased circuits with public switched networks or which provide telecommunications facilities designated for communications between Japan and foreign points of contact for the use of communications by others, and General Type II Carriers, which provide other services. Type I Carriers may offer the same services provided by Type II Carriers. As of March 31, 2002, there were 384 Type I Carriers and 10,137 Type II Carriers. We and our eight regional subsidiaries are all Type I Carriers though we have also been registered as a Special Type Il Carrier to provide international communication services and we and our four regional subsidiaries have made notifications concerning General Type II Carriers.

In November 2001, amendments to the Telecommunications Business Law and the NTT Law, which passed the Diet in June 2001, became effective. The changes in the amendments include, among other things:

•
the introduction of the asymmetric regulation, which comprises the introduction of a new regulatory scheme to prevent and eliminate anti-competitive behavior of major telecommunications carriers having market power (i.e., dominant carriers) and the relaxation of regulations applicable to non-dominant carriers;

•	the introduction of the wholesale telecommunications service system;

•	the establishment of the Telecommunications Business Dispute Settlement Commission in charge of resolution of disputes among telecommunications carriers;

•
the introduction of a system to ensure the provision of universal service (under which the mobile telecommunications industry will not be subject to the universal service obligation for the time being);

•	the expansion of the business scope of NTT East and NTT West; and

•	the relaxation of foreign capital ownership restriction of NTT from less than 20% to less than one-third of voting rights.

Under the new asymmetric regulation provided in the new Telecommunications Business Law, (i) Type I Carriers that possess Category I-designated facilities (i.e., regional fixed system) and (ii) Type I Carriers that possess Category II-designated facilities (i.e., mobile system) and which is designated by the Minister of the MPHPT are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment or content providers. The Minister of MPHPT may designate as Category II-designated facilities the transmission line and other telecommunication facilities of a Type I Carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of the MPHPT may subject a Type I Carrier that possess Category II-designated facilities to the prohibition of anti-competitive behaviors by designation in consideration of factors, including the trend of market share, if the percentage of such Type I carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue of the similar telecommunications service within the same area exceeds 25%. Our revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002. Even though such designation has been made, we believe that our business operation will not be significantly affected.

Under the new asymmetric regulation, while Type I Carriers that possess Category I-designated facilities (at present, NTT East and NTT West) remain under the approval system for the purpose of formulation and change of tariffs and articles of interconnection agreements, other carriers, including us, are not subject to the approval system and are only subject to the notification process or unregulated for those purposes. Under the new regulation, however, Type I Carriers that possess Category II-designated facilities have become obligated to establish, notify and disclose their articles of interconnection agreements.

The following table summarizes some of the major current regulatory requirements applicable to Type I and Type II Carriers:

	Type I Carriers	Type II Carriers
		Special Type II	General Type II

Government Regulation:
a. Start-up of Services	Permission from the Minister of the MPHPT required	Registration with the Minister required	Notification to the Minister required

b. Charges	Notification to the Minister required(1)	Notification to the Minister required	Unregulated

c. Tariffs	• Approval from the Minister required for services related to Category I-designated facilities)	Notification to the Minister required	Unregulated

• Notification to the Minister required for other services

d. Articles of Interconnection Agreements	• Approval from the Minister required (as to Category I-designated facilities)	Unregulated	Unregulated

• Notification to the Minister required (as to Category II-designated facilities)

e. Interconnection Agreements	Notification to the Minister required	Notification to the Minister required	Unregulated

f. Foreign Capital Participation	Unregulated(2)	Unregulated	Unregulated

(1)	Type I Carriers having Category I-designated facilities are subject to the price cap regulation, under which they must obtain an approval from the Minister if a proposed charge exceeds the price cap.
(2)
Except in the case of the one-third foreign ownership restriction applicable only to NTT and except for the prior notification requirement under the Foreign Exchange and Foreign Trade Law in the case of a foreign investor which together with certain related parties holds 10% or more of the issued shares of a listed company as a result of its acquisition of shares.

The promotion of fair competition has recently been a key issue in the telecommunications business field since the enforcement of the Basic Law on the Formation of An Advanced Information and Telecommunications Network Society in January 2001. To that end, the amendments to the Telecommunications Business Law in 2001 introduced the asymmetric regulation, as described above, and added to the purpose of the law the promotion of fair competition in the telecommunications business. In addition, the MPHPT and the Fair Trade Commission jointly published in November 2001 the Guidelines for Promotion of Competition in the Telecommunications Business Field for the purpose of the Antimonopoly Law and the Telecommunications Business Law in order, principally, to enhance the transparency for telecommunications carriers, to clarify actual practices prohibited to telecommunications carriers having market power, and to clarify practices leading to orders to change charges or orders to improve business activities under the Telecommunications Business Law.

For other recent discussions concerning the Telecommunications Business Law, please see “Recent Discussions on the Telecommunications Business Law and the Radio Law” below.

The Radio Law

The Radio Law was established to promote public welfare by ensuring the equitable and efficient utilization of radio waves. There are certain important provisions of the Radio Law applicable to us and other mobile phone service providers.

Article 4 requires that any person who intends to establish a radio station shall first obtain a license from the Minister. Effectively, this requires cellular operators to obtain a license in connection with the construction of individual base stations and sales of individual handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a certification system and a blanket licensing system have been introduced to expedite the process by the MPHPT. Under Article 7 of the Radio Law, the MPHPT, upon receiving an application for a license, examines it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, conformity with the fundamental standards of radio station establishment and the applicant’s business need for the license. Generally, however, the MPHPT submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s decision thereon.

Article 17 of the Radio Law requires a licensee to obtain permission from the MPHPT for changes in the operations, including changes of the person with whom radio communications is conducted and location of radio equipment, and for the initiation of construction to modify any radio equipment. As with licensing, regulatory requirements with respect to the location of radio equipment and construction to change radio equipment for use within allocated spectrum has been simplified by implementing a certification procedure.

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use such as cellular, PHS or paging services is stipulated by a ministerial ordinance of the MPHPT. From within the assigned frequency or spectrum for a certain service, the MPHPT by issuing a circular allocates spectrum to the wireless telecommunications operators providing such service. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e., base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum allocation is awarded based on application to the MPHPT, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. The MPHPT currently allocates 77 MHz for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 28 MHz. Within our allocated spectrum, we use approximately 24 MHz for our 800 MHz PDC network and 4 MHz for our 1.5 GHz PDC network. In the Tokyo metropolitan area, we also use an additional 5 MHz. In fiscal 2001, pursuant to regulations under the Radio Law, we paid total fees of approximately ¥24.0 billion to the Government in the form of spectrum user fees for base stations, handsets and other radio stations.

Currently, three other cellular groups have been allocated spectrum for their cellular services in Japan. The KDDI group, including Tu-ka, has collectively been allocated 34 MHz in the 800 MHz and 1.5 GHz bands. J-Phone has been allocated 10 MHz in the 1.5 GHz band.

On June 30, 2000, DoCoMo, KDDI and J-Phone respectively obtained MPT approvals which allow them to use 2 GHz bands in connection with their 3G services. We have been allocated 15 MHz of spectrum, the KDDI group has been allocated 15 MHz of spectrum, and J-Phone has been allocated 15 MHz of spectrum.

Effective November 30, 2000, the Radio Law was amended to provide for disclosure by the Minister of the MPHPT of the frequency allocation plan and procedures concerning competitive applications for radio frequency spectrum. An auction system has been discussed as a possible alternative method for allocation of spectrum, which is largely employed in Europe, but its introduction has not yet been determined.

Recent Discussions on the Telecommunications Business Law and the Radio Law

Besides the points already covered in the amendments to the Telecommunications Business Law that took effect in November 2001, several other changes have been recommended by various governmental bodies.

The Regulatory Reform Committee recommended in its report dated December 12, 2000 that, among other things, the introduction of a spectrum auction system be considered and discussed. The Government on March 30, 2001 launched the Three-Year Program for Promoting Regulatory Reform. The Regulatory Reform Committee was terminated on March 31, 2001. The General Regulatory Reform Council, a body established under the Cabinet Office, has since then been in charge of promoting regulatory reform. On March 29, 2002 it published the Three-Year Program for Promoting Regulatory Reform (Revision). In relation to mobile telecommunications area, the revised Program includes, among other things, and in addition to the changes already reflected in the amendments to the Telecommunications Business Law, revisions of regulatory divisions of types of telecommunications businesses, consideration of measures to enable one carrier to use another’s network, revisions regarding allocation and reallocation of spectrum, consideration of a system to allocate spectrum, provision of information concerning spectrum and consideration of deregulation concerning international roaming.

As part of “e-Japan Priority Policy Program” determined on March 29, 2001 by IT Strategy Headquarters of the Government, among other things, the following plans were proposed in connection with mobile communications:

•
revision of allocation, and reallocation, of spectrum to secure the spectrum for the use of the 4G mobile telecommunications system by March 2003, and review of the spectrum allocation system by March 2006,

•	promotion of research and development of the 4G mobile telecommunications system that enables high-speed wireless Internet environment and seamless telecommunications service, and,

•	protection of privacy of users.

Both the Three-Year Program for Promoting Regulatory Reform (Revised) and the e-Japan Priority Policy Program stated that the Japanese government expects that NTT will establish a voluntary action plan for promoting competition, including:

•	further rationalization of NTT East’s and NTT West’s operation,

•	further opening of NTT group’s local network, and

•	realization of competition within the NTT group by decreasing NTT’s ownership percentage in our company and NTT Communications.

In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues.” In relation to its group operations, NTT stated in that release, that:

•
maintaining the present group operation under a holding company will be necessary in order to proceed with the structural reform that would revise NTT East and NTT West cost structures by reallocating personnel within the NTT group and making use of outsourcing companies,

•	from the standpoint of maximizing corporate value (shareholder profits), the NTT group management apportions each group company’s business areas such that (i) in fields where new markets need to be developed, such as Internet-related business, each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT group companies; (ii) in the remaining fields, group operations are carried out on the principle of avoiding duplication of resources,

•
the simultaneous holding of executive positions between local companies (NTT East and NTT West) and NTT Communications or our company is not implemented currently and will remain unimplemented, from the viewpoint of fair competition, and

•
decisions on NTT’s investment ratio of NTT Communications and our company and the simultaneous holding of executive positions will continue to be considered from the standpoint of maximizing shareholders profits, while fully respecting the autonomy in actual business operations of each NTT group company and taking into account operational necessities and stock market trends, as the market and other environmental factors surrounding the NTT group are rapidly changing.

In addition, MPHPT is currently considering rules that could require us to open our i-mode service to all content providers and Internet service providers in an effort to increase software available to users and promote the use of mobile Internet Services. These proposed rules could take effect as early as fiscal 2003. Under the proposed rule, we would have to treat all web sites in the same manner as DoCoMo i-mode portal menu web sites, could not set content fees and would be required to make it as easy to access the i-mode service telecommunications network using a rival Internet service provider as it is to access it via i-mode. In addition, we could be prevented from putting i-mode service on our cell phone handsets as an initial setting.

On June 4, 2002, the Special Department for Desirable Pro-Competitive Policies in the Telecommunications Business Field for Promoting the IT Revolution of the Telecommunications Council published a draft of its final report, which suggested overall revisions of regulatory framework of the Telecommunications Business Law in line with the abolishment of Type I and Type II business categories. The revisions would include, among other things, (i) in general, abolition of obligations to establish charges or tariffs for providing services, (ii) in the case of dominant carriers with market power, imposition of an obligation to establish charges and tariffs of the services where the carriers are assumed to have market power and to provide such services based on such charges and tariffs, as well as measures to open up platform functions such as authentication and payment collection, (iii) definition of the appropriate sub-market and regular effective competition review (or market analysis), and (iv) continuance of the rules aimed at regulating bottleneck facilities which are indispensable for interconnection by other carriers. Also, the report suggested that the introduction of telephone number portability and removal of UIM locks need to be reviewed in order to facilitate a business model separating the function of handset sales from the provision of communication services.

On June 6, 2002, the final report was composed and released by the Study Group on New Business Models and Grand Design of the Competitive Environment for the New Information and Communication Era. The report indicates the necessity of the introduction of new regulations in order to facilitate the participation of content providers, portal site providers, and ISPs in the i-mode service market. In addition, equal treatment among content providers has been required by the aforementioned joint guideline published by the MPHPT and the FTC, and we are planning to open our mobile Internet access packet network to all content providers.

Relationship with NTT

NTT is our parent company and owns 64.1% of our issued and outstanding shares. The Government of Japan, through the Minister of Finance, owns approximately 46% of the shares of NTT. The Government, acting through the MPHPT, also regulates the activities of NTT.

The NTT group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telecommunications networks in the world. The NTT group’s main business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunications equipment and other services. As a holding company, NTT is directly responsible for the overall strategy of the NTT group. NTT is also responsible for basic research and development.

On July 1,1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation. NTT East and NTT West operate the regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Communications operates the long distance telecommunications and other network services throughout Japan. NTT Communications has also started offering international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT currently owns 64.1% of our shares, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. For the year ended March 31, 2002, we had sales of ¥31,266 million to related parties and had cost of services, selling, general and administrative expenses and capital expenditures of ¥298,317 million, ¥198,141 million and ¥121,555 million, respectively, to related parties, compared to sales of ¥50,173 million, cost of services, selling, general and administrative expenses and capital expenditures of ¥352,687 million, ¥300,179 million and ¥299,344 million, respectively, for the year ended March 31, 2001. We also had receivables of ¥56,964 million from and payables of ¥93,501 million to related parties at March 31, 2002 compared to ¥102,049 million and ¥141,564 million at March 31, 2001. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In fiscal 2001, total payments by us to NTT amounted to ¥16 billion.

In order to ensure fair competition in the mobile telecommunications business, the MPT in April 1992 established the following conditions of separation on NTT (which was then in operation of the fixed line telephone services) and us (which remain applicable):

•
To the extent possible, we must establish transmission lines for our network independent of NTT. In the event that we use NTT transmission lines, the terms and conditions for such use shall be the same as those for our competitors.

•
NTT must not favor us in any transactions between NTT and us. The terms and conditions for our use of NTT utility poles, access to NTT’s network, access to NTT research and development and similar matters should be the same as for our competitors.

•	All former NTT employees transferred to DoCoMo were required to be permanent employees, rather than being seconded from NTT.

•	We were to plan to have our shares listed and NTT ownership reduced approximately five years after incorporation.

•	We must not engage in joint procurement with NTT so as not to use NTT purchasing power with the objective of obtaining favorable treatment or pricing from its suppliers and manufacturers.

At the time of separation from NTT, all trademarks and service marks for our products developed by NTT, other than the “NTT DoCoMo” trademark, the “DoCoMo” trademark and the “NTT DoCoMo” service mark, were assigned to us. If NTT’s ownership of our shares is substantially reduced, we may not be able to continue to use the trademarks and service marks that include “NTT”. Patents, utility model rights and design rights are shared equally with NTT. While certain rights to programs concerning wireless telecommunications systems were assigned by NTT to us, NTT owns the rights to other programs concerning wireless telecommunications systems and grants us licenses to use such rights. Since the separation, NTT and DoCoMo have each retained rights resulting from their own research and development. When we desire to use NTT’s technology, we are required to pay royalties equal to those other wireless telecommunications companies would pay for the use of such technology, and such technology is available equally to us and our competitors. We are also required to pay NTT certain basic research and development fees.

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Senior Vice President Masayuki Yamamura, a full-time employee of NTT, serves part-time on our Board of Directors.

The Deregulation Committee (succeeded to by the Regulatory Reform Committee), an advisory committee set up by the decision of the Japanese Cabinet dated December 20, 1997, issued a report on December 15, 1998 with respect to government deregulation in a number of sectors of the Japanese economy. This report recommended the complete privatization of NTT at some point in the future, together with the elimination of monopolies in the regional telecommunications markets, and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. This report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of our shares to the level where competition between us and NTT’s two regional telephone companies is facilitated. On March 30, 1999, the Government revised its Three-year Program for Promoting Deregulation stating, among other things, that, based on the Deregulation Committee’s report and in connection with NTT’s ownership of our shares, it would watch carefully competition between us and NTT’s two regional telephone companies. On March 31, 2000, in its decision to further revise the Three-year Program, the Government stated that it would continue to consider NTT’s ownership of our shares taking into account the competition among cellular phone companies and the competition between us and NTT’s two regional telephone companies. Furthermore, on December 12, 2000, the Regulatory Reform Committee issued a written opinion stating that NTT’s ownership of our shares should be lowered to the level at which fair competition among us and other NTT companies is secured, and that the “firewall” regulation that restricts the sharing of management and other personnel among us and other NTT companies should be strengthened.

On December 21, 2000, the Telecommunications Council, then an advisory committee of the MPT, issued its first formal report concerning initiatives to promote competition in the telecommunications industry and to promote information technology generally. In this report, the Telecommunications Council stated its view that NTT’s ownership of our shares should be reduced as much as possible through the listing of us on foreign stock exchanges, among other means, and that there should not be common directors of NTT and DoCoMo.

The Government on March 30, 2001 launched its Three-year Program for Promoting Regulatory Reform. In that program the Government expects NTT as well as NTT East and NTT West will prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership percentage in our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio of our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends.

The Government of Japan has not decided what action, if any, it will take with respect to NTT’s ownership of our shares. NTT has declared its view that its ownership of our shares does not have any adverse effects on fair competition and that it intends to maintain its ownership percentage in us at 51% or above.

NTT has entered into agreements with each of DoCoMo, NTT East and West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DoCoMo.

Property

Our property includes our Tokyo headquarters, eight regional headquarters and 68 branch and sales offices. As of March 31, 2002, we and our regional subsidiaries owned approximately 2,390,000 square meters of land and approximately 961,000 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2002 we leased approximately 2,770,000 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.A.

Employees

At March 31, 2002, we had 19,700 full-time employees representing an increase of 1,685 employees since March 31, 2001. This increase was primarily attributable to regular recruitment and the transfer of approximately 1,000 NTT group employees to us. Approximately 54% of the full-time employees at DoCoMo and the eight regional subsidiaries previously worked for NTT. At March 31, 2001 and 2000 we had 18,015, and 15,100 full-time employees, respectively.

Of our 19,700 full-time employees at March 31, 2002, 1,087 were engaged in headquarters administrative functions, such as corporate planning, finance, accounting, human resources, legal and general affairs, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, at March 31, 2002, only six employees were located outside Japan in Asia, and the rest were in Japan.

We consider our level of remuneration, non-wage benefits, including our employee share ownership program, working conditions and other allowances, including lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered in Japan by other large enterprises. We have an extensive training program for new employees. To increase incentives, the NTT group recently implemented a bonus plan based on overall business performance and personal results. The general retirement age is 60.

Most of our full-time non-management employees are members of unions, including ALL NTT WORKERS UNION OF JAPAN. We consider our relationship with such unions to be excellent. We have never had a strike.

Legal Proceedings

We have initiated normal actions relating to the collection of telecommunications charges and other legal proceedings in the ordinary course of business and are not involved in any litigation or other legal proceedings in the preceding twelve months from the date of this document that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position or profitability.

C.    Organizational Structure.

As of March 31, 2002, NTT, our parent company, is our largest shareholder and owns 64.1% of our issued and outstanding shares. We conduct our business together with our subsidiaries and affiliates and we have 62 subsidiaries and 13 affiliates, which together constitute the largest wireless telecommunications services provider in Japan based on number of subscribers. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2002:

Name	Country of Incorporation	Voting rights owned by the Company, directly or indirectly
NTT DoCoMo Hokkaido, Inc.(1)	Japan	96.4% (2)
NTT DoCoMo Tohoku, Inc.(1)	Japan	92.9% (2)
NTT DoCoMo Tokai, Inc.(1)	Japan	91.2% (2)
NTT DoCoMo Hokuriku, Inc.(1)	Japan	94.2% (2)
NTT DoCoMo Kansai, Inc.(1)	Japan	88.3% (2)
NTT DoCoMo Chugoku, Inc.(1)	Japan	84.2% (2)
NTT DoCoMo Shikoku, Inc.(1)	Japan	97.3% (2)
NTT DoCoMo Kyushu, Inc.(1)	Japan	93.8% (2)
DoCoMo Service Inc.	Japan	100.0%
DoCoMo Engineering Inc.	Japan	100.0%
DoCoMo Mobile Inc.	Japan	100.0%
DoCoMo Support Inc.	Japan	100.0%
DoCoMo Systems, Inc.	Japan	100.0%
DoCoMo Sentsu, Inc.	Japan	90.7%
DoCoMo Technology, inc.	Japan	90.0%

(1)	One of our eight regional subsidiaries.
(2)
On May 8, 2002, NTT DoCoMo, Inc. and each of its eight regional subsidiaries entered into a memorandum of understanding by which the eight regional subsidiaries will become wholly-owned subsidiaries of NTT DoCoMo, Inc. by way of share exchanges. The expected effective date of the share exchanges is November 1, 2002.

Other than our eight regional subsidiaries listed above, which are discussed elsewhere in this annual report, the seven main consolidated subsidiaries and their lines of business are: DoCoMo Service Inc., a company that collects charges on our behalf; DoCoMo Engineering Inc., which is engaged in the construction and maintenance of facilities; DoCoMo Mobile Inc., which repairs handsets and related cellular equipment used by subscribers; DoCoMo Support Inc., which render office services such as call center and counter services; DoCoMo Sentsu, Inc., which render ancillary services for our satellite phone business; DoCoMo Technology, inc., which develops software and provides support services regarding field tests; and DoCoMo Systems, Inc., which develops, maintains and operates our fundamental systems.

Relationship Between Us and Our Eight Regional Subsidiaries

Each of our eight regional subsidiaries operates largely independently of us and each other and each is directly responsible for the operations in its specific region. However, we are responsible for coordinating, establishing guidelines for and centralizing control over certain matters to ensure that nationwide services are available to our subscribers and to enhance the synergies achieved as a group.

Matters coordinated as a group include (i) our medium- and long-term management strategies and business plans as a group, (ii) tariffs, (iii) basic customer service standards, (iv) basic working terms and conditions for employees, (v) management personnel related matters, and (vi) consolidated accounting matters. We also establish guidelines for matters such as nationwide network development strategies and network maintenance and service standards, nationwide sales and marketing and designs for facilities.

We retain central control over matters such as the use of intellectual property and operations systems. With respect to service marks, the usage rights we control which grant licenses to each of our eight regional subsidiaries allow them unlimited use of the service marks. Similarly, we control all of our patents, know-how and other intellectual property. Each of us may use the results of research and development as well as the patents, know-how and other intellectual property rights we own without royalties, since the research and development costs are shared among ourselves. However, our eight regional subsidiaries may not sublicense such use to any third parties, all licensing and sublicensing being directly controlled by us.

Other areas of our operations over which we retain central control include, for example: (i) basic arrangements with NTT and other telecommunications operators (so called “NCCs”—New Common Carriers) (e.g., development and use of infrastructure facilities and agreements relating to interconnection); (ii) the coordination of matters to be reported to NTT and those legally required to be notified to MPHPT; (iii) spectrum matters; (iv) procurement, price negotiations and other business with handset and network equipment manufacturers; (v) traffic estimates, investment plans and network control; (vi) product and system related development; (vii) information systems management; and (viii) technical training of our personnel.

With respect to operating systems such as ALADIN, the procurement system and the accounting system, we and our eight regional subsidiaries share the use and expenses of such systems but we control their development and administration.

In order to increase the strength of the NTT DoCoMo brand name and identity, DoCoMo services, pricing, handsets and customer services are fairly uniform throughout Japan.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B. of this annual report.

Item 5.    Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2001 herein refers to the fiscal year ended March 31, 2002, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D. and elsewhere in this annual report.

Overview

We are the largest provider of cellular services in Japan with an aggregate subscriber base of approximately 40.8 million as of March 31, 2002, which represented approximately 59.0% of all cellular subscribers in Japan. Of these subscribers, 32.2 million were also subscribers to our i-mode service. We also provide Personal Handyphone System, or PHS, and Quickcast (paging) services throughout Japan with an aggregate subscriber base of approximately 1.9 million and 0.8 million, respectively, as of March 31, 2002.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For fiscal 2001, we had operating revenues of ¥5,167,138 million, EBITDA of ¥1,680,596 million and operating income of ¥1,000,887 million, representing an EBITDA margin of 32.5% and an operating margin of 19.4%. EBITDA refers to operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. Our net loss was ¥116,191 million which was equivalent to net loss per share of ¥2,315 and resulted primarily from significant write-downs of investments in foreign affiliates. See “Equity in Net Losses of Affiliates” in Item 5.A. for further discussion. Our balance sheet had total debt as of March 31, 2002 of ¥1,429,332 million representing approximately 0.85x EBITDA for fiscal 2001.

In recent years, we have experienced strong growth in operating revenues, operating income and net income. Operating revenues increased to ¥5,167,138 million in fiscal 2001 from ¥4,669,366 million in fiscal 2000. Operating income increased to ¥1,000,887 million in fiscal 2001 from ¥778,620 million in fiscal 2000. Net income decreased to a loss of ¥116,191 million in fiscal 2001 from positive net income of ¥401,755 million in fiscal 2000 due to an impairment charge of ¥624.6 billion, net of deferred taxes of ¥453.2 billion, related to our investments in overseas affiliates. Although these results showed continued growth of our business, they represented a slowdown in the pace of our growth which was primarily attributable to declining voice average monthly revenue per unit, or ARPU, and slower growth in new subscribers, both for us and for the cellular subscribers market as a whole. Although the mobile communications market has entered a transition phase from rapid expansion to stable growth, we believe, however, that the potential of the industry and our opportunities remain strong. We seek to achieve and maintain our expansion in the future by further increasing non-voice ARPU, focusing on increasing and retaining the number of subscribers, particularly increasing the number of 3G subscribers and subscribers for data transmission services such as i-mode, decreasing operating expenses and other measures.

Revenues

Our two principal sources of revenues are our wireless services and equipment sales. Our wireless services include mobile phone services, PHS services, Quickcast paging services and other miscellaneous services. Mobile phone services include cellular service, packet communications service, satellite mobile communications service and in–flight telephone services, and accounted for approximately 96.1%, 96.0% and 95.2% for fiscal years 2001, 2000 and 1999, respectively. Revenues from PHS service represented 2.2%, 2.3% and 2.7% of wireless service revenues for fiscal years 2001, 2000 and 1999, respectively. Revenues from Quickcast service have steadily declined since fiscal 1996, contributing only 0.2% to wireless service revenues for fiscal 2001, and 0.5% and 1.1% for fiscal 2000 and fiscal 1999, respectively. We earn our wireless services revenues principally from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. i-mode revenues, which are included in the mobile phone services revenues portion of our wireless services revenues, include a ¥300 yen per month charge for i-mode services and data transmission charges equal to ¥0.3 per packet. i-mode revenues currently dominate our packet communications service revenues, which represented 17.2% of wireless services revenues for fiscal 2001, and 9.8% and 1.3% of such revenues for fiscal 2000 and fiscal 1999, respectively.

Revenue from equipment sales, primarily the sale of handsets and other telecommunications equipment, accounted for 19.6% of total operating revenues for fiscal 2001, and 22.5% and 19.1% for fiscal 2000 and fiscal 1999, respectively. However, revenues from equipment sales do not contribute significantly to operating income as such revenue is offset by the costs of and expenses relating to sales of telecommunications equipment, particularly in the case of handsets.

Revenue growth has been driven principally by growth in the number of subscribers for our cellular phone services and, until recently, the increase in cellular phone traffic, which has more than offset declines in aggregate ARPU. Recent revenue growth has also been driven, in part, by the success of i-mode, which has generated not only additional i-mode-related revenues from existing cellular subscribers but has also resulted in additional voice and i-mode revenues from new subscribers that have signed up for our services specifically as a result of the success of i-mode.

Our cellular subscribers increased 13.2% to 40.8 million at March 31, 2002, from 36.0 million at March 31, 2001, and by 22.7% to 36.0 million at March 31, 2001 from 29.4 million at March 31, 2000. Subscribers signing up for i-mode services, including both existing cellular subscribers and new subscribers, increased by 48.4% to 32.2 million at March 31, 2002, and by 287.2% to 21.7 million at March 31, 2001 from 5.6 million at March 31, 2000. Our PHS subscribers increased to 1.9 million at March 31, 2002 from 1.8 million at March 31, 2001 and from 1.4 million at March 31, 2000. Our Quickcast subscribers, however, have continuously declined recently, with a decrease to 0.8 million subscribers as of March 31, 2002 from 1.1 million at March 31, 2001 and 1.4 million at March 31, 2000.

The average minutes of use per month per cellular subscriber decreased year-on-year for the first time to 178 minutes per month at March 31, 2002 from 189 minutes at March 31, 2001 and 177 minutes at March 31, 2000.

These increases in subscribers and, until recently, cellular traffic have offset declines in aggregate average monthly revenue per unit, or ARPU, and declines in Quickcast revenues. Voice ARPU has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, some subscribes using i-mode e-mail instead of voice calls, and, in the recent period, reduced subscriber usage due to Japan’s stagnant consumer spending. Our aggregate ARPU in fiscal 2001 decreased by 2.0% to ¥8,480 from ¥8,650 in fiscal 2000, and by 5.7% to ¥8,740 in fiscal 1999. One of the primary reasons that aggregate ARPU has remained steady is that increases in i-mode ARPU have offset the declines in voice ARPU. Voice ARPU decreased by 10.7% to ¥6,940 from ¥7,770 in fiscal 2000 and from ¥8,620 in fiscal 1999. However, weighted average i-mode ARPU (ARPU for i-mode handsets multiplied by a fraction, the numerator of which is the number of i-mode subscribers and the denominator of which is the total number of cellular subscribers) increased by 75.0% to ¥1,540 from ¥880 in fiscal 2000 compared with ¥120 for fiscal 1999. We expect that cellular ARPU rates may further decline and the average minutes of use per month per subscriber will be declining over the next few years. We expect, however, that these trends adversely affecting voice ARPU should be partially compensated for by subscriber growth, and, at least for the short term, increasing weighted average i-mode ARPU.

Beginning in fiscal 2001, the way that we calculate voice ARPU changed as a result of the negotiation of our interconnection agreements with respect to the interconnection charges we pay to other wireless carriers. Prior to April 1, 2001, we did not pay interconnection charges related to calls made by our subscribers when using the networks of other wireless carriers. In addition, such other carriers effectively bore the collection risk for the revenue associated with the portion of the calls made on their networks. Consequently, we recorded revenue only for the portion of such calls carried by our networks. Under newly negotiated interconnection agreements, we are currently obligated to pay to the other wireless carriers interconnection charges for the aforementioned calls made by our subscribers, as well as assume the collection risk for the entire call. As a result, beginning April 1, 2001, our operating revenues increased, but are offset by a corresponding increase in operating expenses. As a result of this change, we experienced an increase of approximately ¥330 in voice ARPU for the year ended March 31, 2002.

Until recently our revenues were not particularly affected by the state of the overall economy in Japan. Notwithstanding the economy, the wireless telecommunications market in Japan continued to grow rapidly. Wireless telecommunications growth was led by strong personal demand, which pushed the number of wireless subscribers in Japan above the 70 million mark, and demand for new products and services, including mobile computing and other data transmission such as electronic mail from mobile terminals. However, for the year ended March 31 2002, we view Japan’s stagnant consumer spending as one of the factors that caused subscribers to reduce usage, resulting in adverse impact on voice ARPU for the period.

Our average monthly churn rate for cellular subscribers was 1.18% for fiscal 2001 and 1.39% and 1.61% for fiscal 2000 and fiscal 1999, respectively. In order to keep our churn rates low, we have been focusing on subscriber retention by implementing certain measures including offering discounts for long-term subscribers as well as incentives provided for handset replacement. We believe that a portion of our churn, in particular due to recent high handset turnover associated with subscribers switching to i-mode capable phones, is attributable to subscribers who voluntarily terminated contracts in order to upgrade or change handsets but remained our subscribers and therefore had less adverse impact on our financial results than churn attributable to the termination of a subscriber’s relationship with us. We also believe that as a result of the introduction of i-mode, the higher customer confidence in our network and services and the introduction of new services, our churn rate has been lower than other operators, although no assurance can be given that this will continue to be the case.

Expenses

Our principal operating expenses are costs of services, which consist primarily of network operation costs and interconnection charges, the costs of handsets and other equipment sold, and selling, general and administrative expenses including sales agent commission costs, distribution costs, advertising and promotional expenses and customer service costs. Sales agent commission costs account for approximately two-thirds of selling, general and administrative expenses. In addition, our operating expenses include depreciation and amortization charges relating to capital expenditures, including the cost of constructing our network.

We incur certain expenses in acquiring new subscribers. The primary expenses are sales expenses, which are included in selling, general, and administrative expenses, in the form of commissions to sales agents. The main components of the commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscriber and volume incentives that vary depending on the number of new subscribers per agent per month. In addition, we pay agents a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Commissions differ from region to region due to such factors as the competitive and economic environments in the various regions. Average commissions we paid when acquiring a new subscriber who also purchased a handset were approximately ¥30,000 per subscriber for fiscal 2001 and in fiscal 2000 and fiscal 1999.

As with the costs of acquiring new subscribers, sales of replacement handsets to existing subscribers and the related activation of the handsets also generally result in average commissions paid to agents of approximately ¥30,000 per subscriber. In fiscal 1997, existing subscribers used their handsets for approximately 3 years before replacing them. However, since that time, the average period between handset replacements has shortened to approximately once every 2.5 years. We believe that this has been due in large part to subscribers selecting new handsets to take advantage of continuing improvements in handset size and quality and in battery life. Additionally, particularly successful models of handsets also generated increased handset sales. During fiscal 2000, sales of new handsets were also significantly affected by the success of i-mode and the resulting number of both new and existing subscribers purchasing i-mode enabled handsets. These significant sales of new and replacement handsets have had an effect on profitability as a result of the acquisition costs noted above. In fiscal 2001, sales of new handsets were lower than our projection, resulting in a decrease in related handset acquisition costs.

For the use of our spectrum, we pay a usage fee in accordance with the Radio Law which is based on a number of factors including the number of base stations and handsets. In fiscal 2001, we paid total fees of approximately ¥24.0 billion, compared to approximately ¥21.8 billion for fiscal 2000 and approximately ¥18.1 billion for fiscal 1999. The usage fees for our 3G spectrum allocation are calculated in accordance with a formula which is similar to the formula that is used for our current fees for 2G spectrum allocation as determined in accordance with the Radio Law. As we have just started rolling out our 3G services and the number of subscribers is still low, the usage fee payable for our 3G spectrum allocation is limited at this time.

In order to accommodate the substantial increase in cellular traffic volume over the last several years, we have been expanding and enhancing our cellular network, as well as developing a 3G cellular telecommunication system utilizing Wideband Code Division Multiple Access, or W-CDMA, technology. Although the expansion of the geographic coverage area of our current 800 MHz digital network is virtually complete, the continuation of network capacity expansion and enhancement, as well as the research and development for, and construction, expansion and enhancement of, the 3G cellular network has required and will require significant capital expenditures. See “Capital Expenditures” in this Item 5.A.

Operating Income

Our ability to continue to generate profits and positive cash flow will be substantially affected by a number of factors affecting all cellular operators, including, among others, our ability to attract and retain new subscribers, the rate of growth of subscribers, the level of subscriber usage, the level and structure of tariffs, competition, the rate of churn of subscribers, spectrum availability and allocation, fees for interconnection among telecommunications operators, network capital expenditure requirements and research and development expenditures. See also Item 5.D.—Trend Information.

Equity in Net Losses of Affiliates

We expect that equity in net losses of affiliates will continue to be affected primarily by our overseas investments. First, we include our pro-rata portion of the net income or net losses of these companies as the investments are accounted for by the equity method. Additionally, our investment costs exceeded the underlying equity in net assets of the investee at the date of investment by a significant amount. Such differences (the “equity method goodwill”) were amortized, on a straight line basis over periods ranging from 5 to 20 years, through March 31, 2001. With respect to investments made prior to March 31, 2001, the amortization of the equity method goodwill for the fiscal year ended March 31, 2001 was approximately ¥10 billion. Effective as of April 1, 2001, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets” and ceased amortization of equity method goodwill associated with our investments. We continue to review our investments and equity method goodwill for impairment based on an other than temporary decline in value.

Before the split-off of AT&T Wireless Group from AT&T, our investment in AT&T Wireless was in a class of preferred tracking stock issued by AT&T and accounted for under the cost method. Since the split-off on July 9, 2001, we have accounted for our investment in AT&T Wireless using the equity method based on our ownership percentage and ability to significantly influence the operations of AT&T Wireless through board representation, appointment of DoCoMo employees to certain key management positions of AT&T Wireless, technology alliance, rights to approve specified actions and the right, under certain conditions, to require AT&T Wireless to repurchase our investment in its stock and our warrants.

In addition to recording our portion of the income and losses of our overseas affiliates, we also regularly test the value of our overseas investments. As a result and to the extent there is impairment, we have had and may in future periods have write-downs related to other than temporary declines in value of these investments.

Recently, telecommunications companies and wireless operators, including the companies we invested in, have experienced a variety of negative developments, including increased competition, increasing debt burdens from network build outs, expensive 3G spectrum auctions, and other factors, and significant volatility in share prices. These companies have experienced financial difficulties. In light of the effects of these negative developments and related declines in the reported market prices or market values of our overseas affiliates, we recognized impairment losses equal to ¥624.6 billion, net of deferred taxes of ¥453.2 billion, with respect to our interests in some of our overseas affiliates in fiscal 2001. The gross impairment charges were ¥664.5 billion for AT&T Wireless Services, Inc., ¥320.5 billion for KPN Mobile N.V., ¥36.5 billion for KG Telecommunications Co., Ltd., and ¥56.4 billion for Hutchison 3G UK Holdings Ltd. See the risk factor regarding our international investments in “Risk Factors” in Item 3.D.

Results of Operations

The following tables set forth selected income statement data in yen amounts and expressed as a percentage of total operating revenues for the periods indicated:

	Year ended March 31,
	2000	2001	2002
	(in millions)
Operating revenues:
Wireless services	¥3,008,726	¥3,620,271	¥4,153,459
Equipment sales	709,968	1,049,095	1,013,679

	3,718,694	4,669,366	5,167,138

Operating expenses:
Cost of services	532,368	537,913	684,400
Cost of equipment sold	649,685	958,022	927,483
Depreciation and amortization	599,486	595,598	640,505
Selling, general, and administrative	1,427,968	1,799,213	1,913,863

	3,209,507	3,890,746	4,166,251

Operating income	509,187	778,620	1,000,887
Other expenses, net	21,359	20,489	44,496

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	487,828	758,131	956,391
Income taxes	211,072	317,337	399,643

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	276,756	440,794	556,748
Equity in net losses of affiliates*	(1,730)	(17,767)	(643,962)
Minority interests in earnings of consolidated subsidiaries	(18,462)	(21,272)	(28,977)

Net income	¥256,564	¥401,755	¥(116,191)

	Year ended March 31,
	2000	2001	2002
Operating revenues:
Wireless services	80.9%	77.5%	80.4%
Equipment sales	19.1	22.5	19.6

	100.0	100.0	100.0

Operating expenses:
Cost of services	14.3	11.5	13.2
Cost of equipment sold	17.5	20.5	18.0
Depreciation and amortization	16.1	12.8	12.4
Selling, general, and administrative	38.4	38.5	37.0

	86.3	83.3	80.6

Operating income	13.7	16.7	19.4
Other expenses, net	0.6	0.4	0.9

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	13.1	16.3	18.5
Income taxes	5.7	6.8	7.7

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	7.4	9.5	10.8
Equity in net losses of affiliates	(0.0)	(0.4)	(12.5)
Minority interests in earnings of consolidated subsidiaries	(0.5)	(0.5)	(0.5)

Net income	6.9	8.6	(2.2)

*	Includes a write-down of ¥624,644 million, net of deferred taxes of ¥453,235 million, in investments in affiliates for the year ended March 31, 2002.

Comparison of Fiscal 2001 with Fiscal 2000

Operating revenues increased by 10.7% to ¥5,167,138 million in fiscal 2001 from ¥4,669,366 million in fiscal 2000. Wireless services accounted for 80.4% of revenue in fiscal 2001 compared to 77.5% in the prior year. The increase in wireless services revenue was due primarily to a 14.9% growth in mobile phone services revenues, including i–mode and other packet communication services, to ¥3,990,496 million in fiscal 2001. This increase in mobile phone services revenues reflects growth in the cellular subscriber base and total usage of cellular phones and the strong performance of i-mode services, which substantially offset declining voice ARPU which was due to rate reductions, an increase of subscribers using discounted plans, some subscribers using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (circuit switching service, revenues from which are deemed voice revenues). The growth in i-mode resulted in packet communication services revenues increasing to ¥716,091 million in fiscal 2001 from ¥353,468 million in fiscal 2000. PHS revenues, representing 2.2% of wireless services increased by 7.8% while Quickcast revenues, representing 0.2% of wireless services declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 3.4% decrease in equipment sales revenues from the prior period was primarily due to saturation of subscriber growth.

Operating expenses increased by 7.1% to ¥4,166,251 million in fiscal 2001 from ¥3,890,746 million in fiscal 2000. This increase was largely due to a 108.4% increase in cost of services to third parties, a 7.5% increase in depreciation and amortization, and a 6.4% increase in selling, general and administrative expenses. The increase in cost of services to third parties was primarily due to new interconnection charges for calls utilizing other cellular operator’s networks and an increase in network maintenance costs related to facilities investments for enlargement of our coverage area and improvement of our communication quality. The increase in depreciation and amortization expense was primarily due to an increase in telecommunications facilities used for FOMA and for obtaining systems hardware and software for our corporate information system. The increase in selling, general and administrative expenses was primarily due to an increase in point service reimbursement fees related to our customer loyalty program and expanding the business services that we offer.

Operating expenses decreased as a percentage of operating revenues to 80.6% in fiscal 2001 from 83.3% in fiscal 2000. This was due primarily to a decreased level of equipment sales in fiscal 2001.

As a result of the foregoing, our operating income for fiscal 2001 was ¥1,000,887 million, representing a 28.5% increase.

Other expenses, net, which include such items as interest expense, interest income, foreign exchange gains and gains on marketable securities, increased by 117.2% to ¥44,496 million in fiscal 2001 from ¥20,489 million in fiscal 2000. This increase was primarily due to a increase in other, net to ¥27,421 in fiscal 2001 from ¥1,038 due to a market value write-down adjustment for our warrants to purchase AT&T Wireless common stock, which we carry on a marked to market basis.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥956,391 million and ¥758,131 million, and income taxes were ¥399,643 million and ¥317,337 million, in fiscal 2001 and fiscal 2000, respectively, representing effective tax rates of approximately 42% for both fiscal years. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and resident income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42% for both fiscal 2001 and 2000.

Equity in net losses of affiliates increased to ¥643,962 million in fiscal 2001 from ¥17,767 million in the prior year due mainly to write-downs of our interests in our overseas investee affiliates, in particular to reflect significant drops in the market price or fair value of the shares of AT&T Wireless Services, Inc., KPN Mobile N.V., Hutchison 3G UK Holdings Ltd. and KG Telecommunications Co., Ltd.

As a result of the foregoing, we recorded net loss of ¥116,191 million in fiscal 2001 compared to net income of ¥401,755 million in fiscal 2000.

    Comparison of Fiscal 2000 with Fiscal 1999

Operating revenues increased by 25.6% to ¥4,669,366 million in fiscal 2000 from ¥3,718,694 million in fiscal 1999. Wireless services accounted for 77.5% of revenue in fiscal 2000 compared to 80.9% in the prior year. The increase in wireless services revenue was due primarily to a 21.2% growth in mobile phone services revenues, including i-mode and other packet communication services, to ¥3,473,855 million in fiscal 2000. This increase in mobile phone services revenues reflects growth in the cellular subscriber base and total usage of cellular phones and the strong performance of i-mode services, which substantially offset declining voice ARPU which was due to rate reductions, an increase of subscribers using discounted plans, some subscribers using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (circuit switching service, revenues from which are deemed voice revenues). The growth in i-mode resulted in packet communication services revenues increasing to ¥353,468 million in fiscal 2000 from ¥38,525 million in fiscal 1999. PHS revenues, representing 2.3% of wireless services increased by 2.8% while Quickcast revenues, representing 0.5%, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 47.8% increase in equipment sales revenues from the prior period was also a result of increasing cellular and i-mode subscriber growth and demand for replacement handsets, particularly from customers switching to i-mode capable models.

Operating expenses increased by 21.2% to ¥3,890,746 million in fiscal 2000 from ¥3,209,507 million in fiscal 1999. This increase was largely due to a 47.5% increase in the cost of equipment sold to ¥958,022 million in fiscal 2000 and a 26.0% increase in selling, general and administrative expenses to ¥1,799,213 million. The increase in the cost of equipment sold was primarily due to the significant rise in handset purchases. The increase in selling, general and administrative expenses was primarily due to an increase in commissions paid to sales agents as a result of the significant increases of subscriber growth and sales of i-mode handsets to existing subscribers. There was also an increase in general and administrative expenses resulting from additions to our personnel as a result of our continuing growth.

Operating expenses decreased as a percentage of operating revenues to 83.3% in fiscal 2000 from 86.3% in fiscal 1999. This was due primarily to the fact that notwithstanding the revenue and traffic growth from increasing subscriber growth, our cost of services remained at the same level as did depreciation and amortization. Costs of services remained at the same level primarily because of reductions in interconnection charges charged by NTT and other telecommunications carriers. Depreciation and amortization remained at the same level primarily because of an increase relating to more assets being placed in service offset by the absence of a write-down of assets relating to our Quickcast services which was recorded in fiscal 1999.

As a result of the foregoing, our operating income for fiscal 2000 was ¥778,620 million, representing a 52.9% increase.

Other (income) expenses, which include such items as interest expense, interest income, foreign exchange gains and gains on marketable securities, decreased slightly to ¥20,489 million in fiscal 2000 from ¥21,359 million in fiscal 1999.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥758,131 million and ¥487,828 million, and income taxes were ¥317,337 million and ¥211,072 million, in fiscal 2000 and fiscal 1999, respectively, representing effective tax rates of approximately 42% and 43%, respectively. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and resident income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42% for both fiscal 2000 and 1999.

Equity in net losses of affiliates increased to ¥17,767 million in fiscal 2000 from ¥1,730 million in the prior year due to our portion of the net income and losses of our equity investees and to an increase in amortization of equity method goodwill both of which increased significantly as a result of the overseas investments made in fiscal 2000.

As a result of the foregoing, we recorded net income of ¥401,755 million in fiscal 2000 compared to ¥256,564 million in fiscal 1999.

Segment Information

We have adopted Statement of Financial Accounting Standards No. 131—“Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires us to report about our operating segments in our financial statements. Please see Note 14 of the notes to our consolidated financial statements. In applying SFAS 131, we have four primary business segments: mobile phone business, PHS business, Quickcast business and miscellaneous business. As required by SFAS 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our Japanese GAAP financial statements, with a reconciliation to U.S. GAAP. Therefore, the following discussion of segment information is based on our Japanese GAAP results of operations.

Our mobile phone business segment includes:

•	cellular service,

•	FOMA service,

•	packet communications service,

•	satellite mobile communications service,

•	in-flight telephone services, and

•	equipment sales related to these services.

Our Personal Handyphone System, or PHS, business segment includes PHS service and related equipment sales. Our Quickcast business segment includes Quickcast service and related equipment sales. Our miscellaneous business segment include international dialing service and other miscellaneous services, which in the aggregate are not significant.

In fiscal 2001, our operating revenues increased 10.4% to ¥5,171,547 million, our operating expenses increased 6.6% to ¥4,168,694 million and our operating income increased 29.0% to ¥1,002,853 million. Operating revenues from our mobile phone business segment increased 10.9% to ¥5,022,109 million primarily as a result of continued growth in the number of cellular subscribers and due to the continuous success of our i-mode services, each of which helped offset declining voice ARPU caused by rate reductions, an increase of subscribers using discounted plans, an increase in the number of light users, some subscribers using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (a circuit switching service, revenues from which are deemed voice revenues). Revenues from our mobile phone business segment represented 97.1% of total wireless service revenues in fiscal 2001, up slightly from 96.7% in fiscal 2000. Operating expenses in our mobile phone business segment increased 8.6% to ¥3,954,523 million primarily due to increased cost of services related to new interconnection charges for calls utilizing other cellular operator’s networks and increased network maintenance costs related to expanding and improving the quality of our networks, increased sales, general and administrative expenses related to expansion of our business and administration of our point service, and increased depreciation and amortization relating to new FOMA telecommunications facilities and customer service and billing systems. As a result, operating income from our mobile phone business segment increased 20.1% to ¥1,067,586 million.

Operating revenues in our PHS business segment increased only 1.3% to ¥114,512 million in fiscal 2001 primarily due to a slight increase in the number of PHS subscribers. Operating expenses in the PHS business segment decreased 15.4% to ¥173,223 million as a result of our cost control efforts. Our PHS business segment operating loss decreased from the prior year by 36.0% to a loss of ¥58,711 million.

Operating revenues in our Quickcast business segment decreased 40.9% to ¥10,977 million as a result of the continuing decline of Quickcast subscribers and lower levels of usage as the market for pager services in Japan continued to shrink, especially since the introduction of i-mode services. Operating revenues from the Quickcast business segment now represent only 0.2% of total operating revenues. Operating expenses decreased 56.3% to ¥17,370 million due to our cost control efforts. Our operating loss from our Quickcast business segment decreased from the prior year by 69.8% to a loss of ¥6,393 million. Our Quickcast business assets as of March 31, 2002 were ¥15,771 million.

Operating revenues and expenses from our miscellaneous business were ¥23,949 million and ¥23,578 million in fiscal 2001 as compared to ¥24,421 million and ¥23,540 million in fiscal 2000, respectively. As a result, operating income from miscellaneous business was ¥371 million compared to operating income of ¥881 million in the prior period.

In fiscal 2000, our operating revenues increased 26.0% to ¥4,686,004 million, our operating expenses increased 23.2% to ¥3,908,842 million and our operating income increased 42.4% to ¥777,162 million. Operating revenues from our mobile phone business segment increased 26.8% to ¥4,529,944 million primarily as a result of continued growth in the number of cellular subscribers and on account of the continuous success of our i-mode services each of which helped offset declining voice ARPU caused by rate reductions, an increase of subscribers using discounted plans, an increase in the number of light users, some subscribes using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (a circuit switching service, revenues from which are deemed voice revenues). Revenues from our mobile phone business segment represented 96.7% of total revenues in fiscal 2000, up from 96.0% in fiscal 1999. Operating expenses in our mobile phone business segment increased 26.6% to ¥3,640,785 million primarily due to increasing equipment costs from the handset purchases by new subscribers and i-mode handset sales to existing subscribers and the resulting increase in commissions paid to sales agents. As a result, operating income from our mobile phone business segment increased 27.8% to ¥889,159 million.

Operating revenues in our PHS business segment increased 9.8% to ¥113,076 million in fiscal 2000 primarily due to the increasing use of our PHS business by subscribers for data transmission. Operating expenses in the PHS business segment increased only 1.1% to ¥204,776 million as a result of our cost control efforts. Our PHS business segment operating loss decreased from the prior year by 8.0% to a loss of ¥91,700 million.

Operating revenues in our Quickcast business segment decreased 49.3% to ¥18,563 million as a result of the continuing decline of Quickcast subscribers and lower levels of usage, especially since the introduction of i-mode services. Operating revenues from the Quickcast business segment now represent only 0.4% of total operating revenues. Operating expenses decreased 53.7% to ¥39,741 million due to our cost control efforts. Our operating loss from our Quickcast business segment decreased from the prior year by 56.9% to a loss of ¥21,178 million. As a result of a decline in subscribers to our Quickcast business segment due to migration to cellular service, we recorded an impairment charge of ¥25,458 million in fiscal 1999 related primarily to paging network equipment and related software. Our Quickcast business assets as of March 31, 2001 were ¥21,566 million.

Operating revenues and expenses from our miscellaneous business increased to ¥24,421 million and ¥23,540 million in fiscal 2000 from ¥7,509 million and ¥8,632 million in fiscal 1999, respectively, primarily as a result of an increase of subscribers to our international dialing services and an increase in the revenues from development and maintenance of information systems conducted by DoCoMo Systems, Inc., which became a consolidated subsidiary during fiscal 2000. As a result, operating income from miscellaneous business was ¥881 million compared to operating loss of ¥1,123 million in the prior period.

Capital Expenditures

The wireless telecommunications industry is highly capital intensive and significant capital expenditures are required for the construction of wireless telecommunications networks. Our capital requirements for our networks are determined by the timing and requirements of new systems, such as the 3G system, the nature and the area of coverage desired, the number of subscribers served in an area and the expected traffic. Network construction costs depend on the number of cells in the service area, the number of radio channels in the cell and the switching equipment required. Capital expenditures are also required for such areas as information technology, research and development for 4G services and for servers for Internet-related services.

Our capital expenditures were significant during the last three fiscal years as we enhanced and strengthened our existing cellular network, improved and upgraded information technology systems such as the ALADIN system, a proprietary customer data and information system, continued the development of our 3G system utilizing W-CDMA technology and began construction of our 3G network. In addition, we incurred capital expenditures in the previous and current fiscal year related to the introduction of a corporate information system which we call “DREAMS” which gives us the ability to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries and allows us to realize real-time and effective management of our company.

Total capital expenditures on an accrual basis were ¥1,032.3 billion for fiscal 2001, ¥1,012.8 billion for fiscal 2000 and ¥876.1 billion for fiscal 1999. In fiscal 2001, 31.9% of capital expenditures were used for our PDC network (including our i-mode service), 36.9% for our 3G network and 30.0% for general capital expenditures. By comparison, in fiscal 2000, 50.1% of capital expenditures were used for our PDC network (including our i-mode service), 16.2% for our 3G network and 30.2% for general capital expenditures. In fiscal

2002, we expect total capital expenditures to be approximately ¥960 billion (on an accrual basis), of which approximately 23.1% will be for our PDC network, approximately 46.7% for our 3G network and approximately 30% for general capital expenditures which we expect to finance with internal cash flow. These capital investments will take place in Japan.

Although the buildout of the coverage area of the current 800 PDC digital network is virtually complete, capital expenditures will still be required for the continuation of system development through the construction of additional base stations and switching centers in order to meet the demands of increasing traffic volume while maintaining transmission quality. We currently expect capital expenditures for each of the next few fiscal years will be at approximately the same level as this fiscal year primarily because increased capital expenditures relating to our 3G system will be largely offset by decreasing capital expenditures related to our current networks.

Our level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscribers and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. Capital expenditures for the rollout of our 3G services and the nature, scale and timing of capital expenditures required for the construction of our 3G network may be materially different from current plans due to demand (either higher or lower than anticipated) for the services, delays in the construction of the network or in the introduction of services and changes in the variable costs of components for the network. We also expect that capital expenditures will be affected by market demand for and ongoing expansion of the existing networks to meet demand for our mobile multimedia services, including i-mode, and other data transmission services.

Accounting Developments

In August 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), entitled “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for our company beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. We are in the process of determining the impact, if any, that SFAS No. 143 will have on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144 entitled “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supercedes Accounting Principle Board Opinion No. 30 entitled “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We currently do not believe the adoption of SFAS No. 144 will have a material impact on our consolidated financial statements. Please see the discussion in Note 2 of the Notes to the consolidated financial statements.

In November 2001, the Emerging Issues Task Force (“EITF”) reached a consensus on various related issues collectively referred to as “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”). EITF 01-09 codified and replaced several earlier consensuses covering the same matters as well as reached additional conclusions regarding scope and application of these issues. As it relates to us, the basic conclusion of the EITF is that sales incentives or other consideration from a vendor to a reseller of the vendor’s products is presumed to be a reduction of the selling price of the vendor’s products and, therefore, should be characterized as a reduction of revenue when the sale to the reseller is recognized in the vendor’s income statement. That presumption can be overcome in certain circumstances based on specific criteria. We will adopt EITF 01-09 effective April 1, 2002. EITF 01-09 will have no impact on our reported financial position or results of operations for periods prior to the date of adoption. However, it will result in the reclassification of certain amounts previously classified in selling, general and administrative expenses as a reduction of equipment revenue. The adoption of EITF 01-09 may also result in an adjustment as of April 1, 2002 for the cumulative effect of changes in accounting principles in our statement of operations.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. Specifically, it rescinds SFAS No. 4 and SFAS No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” will now be used to classify those gains and losses. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 related to the rescission of SFAS No. 4 with earlier adoption permitted. The provision of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. We are currently evaluating the potential impact of SFAS No. 145 to our consolidated financial statements.

Adoption of Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 of the notes to our Consolidated Financial Statements includes a summary of the significant accounting policies used in the preparation of our Consolidated Financial Statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. In identifying our critical accounting policies, our senior management discussed them with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the Board of Directors and certain executive meetings to express their opinion and are under a statutory duty to oversee the administration of our affairs by our Directors and to examine our financial statements. In reviewing our financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments relating thereto made by our management in applying the following critical accounting policies.

Useful lives of property, plant and equipment, internal use software and intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular, PHS and Quickcast businesses, our internal use software and our intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized on a declining balance method over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal use software and intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in fiscal 1999, 2000 and 2001 were ¥522,881 million, ¥512,148 million and ¥540,762 million, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at 6 to 15 years. The estimated useful life of our internal use software is set at 5 years. If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write-off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets, including fixed assets, such as our property, plant and equipment, and certain identifiable intangibles, such as software for telecommunications network, internal-use software, and rights to use telecommunications facilities of wireline carriers, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	current period operating cash flow loss;

•	introduction of competing technologies and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscribers;

•	changes in the manner of use of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required.

As a result of a decline in subscribers due to a migration to cellular service, we recorded an impairment charge of approximately ¥25 billion during the fiscal year ended March 31, 2000, with respect to our Quickcast (paging) business. The write-down related primarily to paging network equipment and related software. The fair value of the impaired assets was determined using a discounted cash flow methodology of the future projected revenues and expenses of the paging business operations. Such write-down was reflected as part of depreciation expense in our Consolidated Financial Statements. No other write-downs of our long-lived assets have been recorded in the last three years. We are continuing to monitor our Quickcast (paging) business operation due to the previous impairment charge, decline in subscribers and decline in cash flows. In addition, we will also monitor our PHS business operations due to current and historical operating losses. We currently estimate that our present carrying values for paging assets (approximately ¥16 billion) and PHS assets (approximately ¥134 billion) will be recoverable. In addition, the ultimate outcome from the recent launch of our new 3G (FOMA) service and technology is not known. Based on our current assumptions regarding subscriber growth and costs of services for our FOMA business, we currently estimate that the carrying value of our 3G network assets, which was approximately ¥597 billion as of March 31, 2002, will be recoverable.

    Investments in affiliates

In addition to our domestic operating subsidiaries, we have made strategic investments in other affiliate companies, primarily foreign entities, to position our company for the continued development of the wireless communications industry on a regional geographic and global basis. Such investments were intended to give us an ability to influence the business activities, such as choices of technologies, of these affiliates. In a majority of cases, our investments are of a size (20%-50% voting interest) that, in our opinion, provides the ability to significantly influence the operating or financial policies of the investee. However, in the case of KPN Mobile and AT&T Wireless, our investments represent only 15% and 16% of the voting interests, respectively. We have evaluated the scope and terms of our investments in these two entities and have concluded that additional factors, including, among others, board representation, technology agreements, and financing arrangements provides us with the appropriate ability to exercise significant influence over the operating and financial policies of these investees also.

We reflect our influence with these investee affiliates by accounting for our interests in them by the equity method, which prescribes that we record on a current basis our share of earnings and losses of such investees. We periodically review each of our affiliate investee relationships to determine if we continue to have the influence necessary to account for them according to the equity method. Based on a future event or a change in the facts or circumstances of a particular investee, we may determine that we no longer have the ability to continue to exercise significant influence over an investee and we would be required to cease recording our share of the earnings or losses of such investee affiliates in our income statement and to change our accounting treatment to either a cost or mark-to-market basis depending on the circumstances.

    Impairment of investments in affiliates

As noted above, we have made investments in certain entities, which are accounted for on the equity method, the total carrying value for which was ¥997 billion as of March 31, 2002. Equity method accounting requires that we assess if a decline in value of any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant or continuing declines in the market values of telecommunications industry companies;

•	current period operating cash flow losses of the investee;

•	significant underperformance of historical cash flows of the investee;

•	significant impairment losses or write-downs recorded by the investee;

•	significant changes in the quoted market price of public investee affiliates;

•	negative results of competitors of investee affiliates; and

•	other negative industry or economic trends.

In performing our evaluations, we utilize various information including cash flow projections, independent valuations and, if applicable, stock price analysis. Such projections and valuations necessarily require estimates involving, among other things, demographics such as population, penetration rates and churn rates, technology changes, capital expenditures, market growth and share, ARPU and terminal values.

Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis during the year ended March 31, 2002, we reviewed the business outlook of our affiliates in order to determine if the value of any of our investments in them had suffered a decline that was other than temporary. We utilized cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing our reviews and estimating investment values.

As a result of such evaluations, we determined that there were other than temporary declines in the values of several of our investee affiliates and recorded impairment charges aggregating ¥624,644 million, net of deferred income taxes of ¥453,235 million, for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million for AT&T Wireless, ¥320,481 million for KPNM, ¥36,461 million for KGT and ¥56,444 million for 3GUK. The impairment charges are included in equity in earnings (losses) of affiliates in our income statement for fiscal 2001. While we believe the remaining carrying values of our affiliate investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

    Revenue recognition

Beginning April 1, 2000, we revised our revenue recognition policy to defer upfront activation fees and to recognize them as revenues over the expected term of the customer relationship, which ranges from two to seven years depending on the type of service. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same periods. While this policy does not have any material impact on net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect our estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated competing products, services and technologies. The current amortization periods are based on an analysis of historical trends and our experience. In the fiscal years ended 2001 and 2002, we amortized deferred activation fees of ¥16,638 million and ¥4,409 million, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2002, remaining unamortized deferred activation fees were ¥113,334 million.

    Deferred income taxes

We record deferred tax assets and liabilities using enacted tax rates for the estimated future tax effects of carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. In determining the amount of the deferred tax asset or liability, we have to estimate and utilize the tax rates expected to be in effect during the carryforward periods or when the temporary differences reverse. We record a valuation allowance against deferred tax assets to reflect the expected future tax benefits to be realized. In determining the valuation allowance, we also have to estimate expected future taxable income and available tax planning strategies. If future taxable income is lower than expected, tax rates are lower than expected, or tax planning strategies are not available as anticipated, the valuation allowance may need to be increased in the future in the period such determination is made.

In June, 2002, the Tax Committee of the Government of Japan issued an official report recommending, among other items, that (i) the tax rate for the regional corporate income tax (as opposed to national corporate income tax) be reduced from the current 9.6% to 4.8% and (ii) a new type of regional corporate tax calculated on the basis of the amount of stated capital and certain expense items be introduced. This reform is intended to expand the tax base in that companies with no taxable income would nonetheless be required to pay tax under (ii) above, while profitable companies with relatively small stated capital and certain expense items would pay less. It is possible that the reduction in the tax rate mentioned in (i) above, if adopted, would reduce the amount of deferred tax assets/liabilities appearing on our balance sheet.

B.    Liquidity and Capital Resources.

As described above, we will continue to require significant capital expenditures to further develop our operations and for other purposes including those related to W-CDMA service introduction. We will also require funds for repayment of our debt. We have also spent significant funds on our strategic investments. In fiscal 2000, ¥1,834 billion was spent on equity investments compared to ¥71 billion spent on equity investments in fiscal 1999. Our primary source of funds to finance our international investments, capital expenditures and other capital requirements has been cash flow from operating activities and cash flow from financing activities.

The following table sets forth certain information about our cash flows during fiscal 2001, fiscal 2000 and fiscal 1999:

	Year ended March 31,
	2000	2001	2002
	(in millions)
Net cash provided by operating activities	¥1,060,139	¥857,846	¥1,341,088
Net cash used in investing activities	(999,964)	(2,744,215)	(1,125,093)
Net cash (used in) provided by financing activities	(232,270)	1,523,764	(33,372)

Net (decrease) increase in cash and cash equivalents	(172,095)	(362,578)	182,623
Cash and cash equivalents at beginning of period	653,098	481,003	118,425

Cash and cash equivalents at end of period	¥481,003	¥118,425	¥301,048

For fiscal 2001, our net cash provided by operating activities was ¥1,341,088 million, an increase of 56.3% over fiscal 2000. The increase in cash provided by operating activities in fiscal 2001 was primarily attributable to a substantial increase in non-cash expenses such as write down of investments in affiliates and depreciation. The increase in equity in net losses of affiliates was attributable to recognizing impairment losses to reflect significant drops in the market price or fair value of the shares of AT&T Wireless Services, Inc., Hutchison 3G UK Holdings Ltd. and KG Telecommunications Co., Ltd.

In fiscal 2001, net cash used in investing activities was ¥1,125,093 million compared to ¥2,744,215 million in the prior fiscal year. Of this amount, ¥863,184 million, or 76.7%, was used primarily for purchase of property, plant and equipment and ¥199,517 million, or 17.7%, represented purchases of intangible and other assets. Our continued high level of investment in property, plant and equipment was primarily to expand and enhance the coverage and quality of our networks and to implement other capital expenditure programs, but was significantly less than in the prior fiscal year due primarily to a decrease in spending for purchase of investment securities which was caused by the inclusion of strategic overseas investments totaling ¥1,795.8 billion in KPN Mobile, H3G UK, AT&T Wireless and KG Telecom in the prior fiscal year. We expect to continue to make significant capital expenditures in our networks and for other purposes and expect to fund such expenditures primarily from net cash provided by operating activities.

Net cash used in financing activities was ¥33,372 million in fiscal 2001 compared to net cash provided by financing activities of ¥1,523,764 million in fiscal 2000. The substantial increase in cash used in financing activities was substantially due to a decrease in proceeds from short term borrowings to ¥957,619 million from ¥1,760,120 million in the prior fiscal year and the lack of cash flow from issuance of common stock compared to ¥930,007 million related to a global offering of our common stock in the prior fiscal year.

Cash and cash equivalents at March 31, 2002 amounted to ¥301,048 million, representing an increase of ¥182,623 million from ¥118,425 million at March 31, 2001.

For fiscal 2000, our net cash provided by operating activities was ¥857,846 million, a decrease of 19.1% over fiscal 1999. The decrease in cash provided by operating activities in fiscal 2000 was primarily attributable to a substantial increase in trade accounts receivable. The increase in accounts receivable was attributable to a bank holiday which coincided with the end of the fiscal year. Due to the bank holiday, we extended the due date of payments which would normally have been due on March 31, 2001, to April 2, 2001, resulting in an increase in accounts receivable when comparing fiscal 2000 to fiscal 1999.

In fiscal 2000, net cash used in investing activities was ¥2,744,215 million. Of this amount, ¥1,834,073 million, or 66.8%, was used primarily for our overseas investments and ¥803,397 million, or 29.3%, represented payments for property, plant and equipment. In fiscal 1999, net cash used in investing activities was ¥999,964 million. Of this amount, ¥745,002 million, or 74.5%, represented payments for property, plant and equipment.

Net cash provided by financing activities was ¥1,523,764 million in fiscal 2000 compared to net cash used in financing activities of ¥232,270 million in fiscal 1999. The substantial increase in cash provided by financing activities was as a result of an increase of ¥930,007 million related to a global offering of our common stock, a net increase of long-term debt over repayment of long-term debt of ¥298,654 million and a net increase of short-term borrowings over repayment of short-term borrowings of ¥314,200 million.

Cash and cash equivalents at March 31, 2001 amounted to ¥118,425 million, representing a decrease of ¥362,578 million from ¥481,003 million at March 31, 2000.

As of March 31, 2002, we had ¥1,135,348 million in long-term debt primarily in loans from banks and other financial institutions and corporate bonds compared to ¥953,282 million of long-term debt as of March 31, 2001. The increase was a result of the issuance of a series of domestic straight corporate bonds with an aggregate face amount of ¥300,000 million and new long-term borrowings from banks and other financial institutions with an aggregate amount of ¥97,000 million. We issued ten-year domestic straight corporate bonds in the aggregate amount of ¥70 billion in February 2002, seven-year domestic straight corporate bonds in the aggregate amount of ¥50 billion in November 2001, ten-year domestic straight corporate bonds in the aggregate amount of ¥100 billion in October 2001, and five-year domestic straight corporate bonds in the aggregate amount of ¥80 billion in June 2001. We made payments for the settlement of long-term debt of ¥177,686 million in fiscal 2001. In fiscal 2000 and 1999, we issued long-term debt with an aggregate face amount of ¥546,000 million and ¥0 million, respectively. In fiscal 2000 and 1999, we made payments for the settlement of long-term debt of ¥246,619 million and ¥212,252 million, respectively.

Of our long-term debt at March 31, 2002, ¥632,282 million (including current maturities) was unsecured indebtedness to banks and insurance companies at fixed interest rates 0.3%-5.0% and with maturities currently from fiscal 2002 through fiscal 2011. We also had ¥716,000 million in unsecured bonds due from fiscal 2002 to fiscal 2011 with coupon rates of 0.5%-2.7%. For information about our debt servicing schedule, see Item 11. Quantitative and Qualitative Disclosures about Market Risk. We have been seeking to level out our repayment requirements.

The following table summarizes our long term debt and lease payment obligations over the next several years.

Long Term Debt and Lease Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥716,000	¥89,000	¥157,000	¥80,000	¥390,000
Unsecured Bank loans	632,282	123,934	266,732	101,589	140,027
Capital Leases	13,610	6,126	6,005	1,326	153
Operating Leases	81	41	29	11	0

Total	¥1,361,973	¥219,101	¥429,766	¥182,926	¥530,180

Our other capital commitments as of March 31, 2002 principally consisted of commitments to purchase property and equipment for our cellular network, and commitments to purchase inventories, mainly handsets. As of March 31, 2002 we had committed ¥101,456 million for property and equipment and ¥90,773 million for inventories.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our 3G and Personal Digital Cellular networks and for other purposes. See “Capital Expenditures” in Item 5.A. Also, we consider potential opportunities to enter new areas of business, make acquisitions or enter into joint ventures, equity investments or other arrangements primarily in wireless communications businesses from time to time.

Presently our cash needs for the coming fiscal year include money needed to build new networks, money needed to expand our 3G infrastructure to major cities and population centers around Japan, and money needed to invest in new equipment. The sources of our funds are cash from current and future operations as well as future borrowings from banks and other financial institutions and the issuance of equity capital and debt securities in the capital markets. We believe that available cash from operations and future borrowings or issuance of equity capital or debt securities will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain the external financing necessary for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through additional borrowing or the issuance of additional equity capital or debt securities. However, if we have underestimated our capital or other expenditure requirements or overestimated future cash flows, additional debt, equity or other financing may be required. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

Derivative Transactions

We enter into certain interest rate swap contracts to manage exposure to fluctuations in interest rates on our borrowing. In the past, we entered into foreign exchange forward contracts to manage exposure to foreign exchange rates with respect to a substantial portion of the amounts we expected to spend on most of our foreign investments from the time the investment was agreed until the underlying transaction was completed. We had no foreign exchange forward contracts outstanding at March 31, 2002 or March 31, 2001. We do not hold or issue derivatives for trading purposes. We enter into such transactions only with counterparties that are major financial institutions. We maintain and follow internal procedures to approve and control such transactions and the maximum amount and other terms. Our participation in such transactions has not had, and our management believes that it will not have, a material adverse effect on our financial position or results of operations.

The total notional value of interest rate swap contracts outstanding at March 31, 2002 to which we were a party was ¥7,500 million.

We are also subject to foreign exchange rate risk with respect to our foreign investments because those investments are denominated in foreign currencies.

C.    Research and Development, Patents and Licenses, etc.

DoCoMo’s research and development activities embrace three key efforts: upgrading the functions of second-generation PDC systems, development of new products, services and applications for third-generations systems, and R&D on fourth-generation systems. Research and development expenses are charged to income as incurred. We spent ¥81,670 million, ¥94,126 million and ¥99,454 million as research and development for the years ended March 31, 2000, 2001 and 2002, respectively.

See “Research and Development” in Item 4.B. for further information on our research and development.

D.    Trend Information.

The wireless business in Japan has seen tremendous growth over the past several years and we have been a significant beneficiary of this trend. We have seen rapid subscriber growth, rapid growth in total usage and, recently, rapid growth in our i-mode services. For the fiscal year ended March 31, 2002, however, we saw a slowdown in the pace of growth which was primarily due to declining voice ARPU and a slowing subscriber growth rate. Thus, we do not expect that we will be able to maintain such rapid growth rates in the future. We do believe, however, that we will continue to see increasing, yet slower, penetration rates and increasing use of wireless data communication services. We also expect that the proliferation of wireless devices will extend beyond standard handsets used by humans to person-to-machine and machine-to-machine communications.

Although Japan has been experiencing economic difficulty during the past decade, until recent fiscal years we were not negatively affected by this problem in any material way. However, for the fiscal year ended March 31, 2002, Japan’s stagnant consumer spending was one factor which caused subscribers to reduce usage, resulting in an adverse impact on our voice average monthly revenue per unit, or voice ARPU, for the period. This trend may continue as long as Japan’s economy continues to have problems.

With respect to our financial performance, we currently expect moderate annual overall growth in operating revenues, operating income, and EBITDA for fiscal 2002 as compared with fiscal 2001. We base our expectations on the following assumptions:

•
the number of subscribers as of March 31, 2003 will increase to approximately 43 million (of which approximately 36 million will also be subscribers to i-mode), representing a lower annual growth rate as compared with the growth rates for previous years as the company enters a period of stable growth;

•	handset sales are expected to decrease during the fiscal 2002 as compared with sales for the fiscal year 2001, resulting in lower operating revenues from equipment sales;

•	aggregate ARPU will decrease as a result of the following:

•
voice ARPU will further decrease because of (i) reduction in minutes of use due to subscribers preference to send e-mails through i-mode (packet based service) instead of through short-mail service (circuit switching service, revenues from which are deemed voice revenues), some subscribers’ recent tendency to use i-mode e-mails instead of voice calls, wider penetration into lower usage subscriber segment, and Japan’s stagnant consumer spending, and (ii) lower average voice communication rates, due to the rate reduction that took place in June 2001, and an increase in subscribers using discounted plans;

•	the reduction of voice ARPU will be partially offset by a further increase in i-mode ARPU, although the rate of i-mode ARPU growth will slow significantly; and

•	we will implement efforts to reduce operating expenses.

Another factor that will impact our reported results in this fiscal year and thereafter will be our adoption of accounting policies set out by the Emerging Issues Task Force, or EITF, as Issue 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” Our adoption of EITF 01-09 beginning on April 1, 2002 will impact our reported equipment sales revenues and operating expenses.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward Looking Statements” in “Risk Factors” in Item 3.D. Our actual results could vary significantly from these projections and could be influenced by a number of factors including changes in the market and industry conditions, competition, the continuing success of i-mode and other factors and risks as discussed in the other part of “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections and you should be aware that the actual results achieved may vary, potentially materially, from these projections.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table sets forth our Directors (who include the executive officers) and Corporate Auditors and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date

Directors:

Keiji Tachikawa(2)	President and Chief Executive Officer	—	May 27, 1939	June 2004	93	June 1997

Shiro Tsuda(2)	Senior Executive Vice President	Senior Executive Manager, Global Business Division	Oct 5, 1945	June 2004	68	June 1996

Toyotaro Kato(2)	Senior Executive Vice President	—	May 14, 1940	June 2004	43	July 1998

Masao Nakamura(2)	Senior Executive Vice President	Senior Executive Manager, Marketing Division, Executive Manager, FOMA Marketing Office	Nov. 11, 1944	June 2004	37	June 1998

Kimio Tani	Executive Vice President	Senior Executive Manager, Mobile Multimedia Division	Mar. 7, 1947	June 2004	33	June 1998

Masayuki Hirata	Executive Vice President	Executive Manager, Accounting and Finance Division	Jul. 30, 1947	June 2004	13	June 2000

Kota Kinoshita(3)	Executive Vice President	Senior Executive Manager, Research and Development Division	Jan. 2, 1947	June 2004	27	June 1998

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date

Kunio Ishikawa	Executive Vice President	Senior Executive Manager, Network Division, Executive Manger, IMT-2000 Network Office	Sep. 2, 1948	June 2004	29	June 1999

Kunio Ushioda	Executive Vice President	Senior Executive Manager, Corporate Marketing Division	Sep. 22, 1946	June 2004	10	June 2000

Noboru Inoue	Executive Vice President	General Manger, Kanagawa Branch	Nov. 6, 1948	June 2004	12	June 2000

Hideaki Yumiba	Senior Vice President	Deputy Senior Executive Manager, Research and Development Division, Executive Manager, Multimedia Development Department	Mar. 15, 1948	June 2004	30	June 1998

Kunito Abe	Senior Vice President	General Manger, Shibuya Branch	Aug. 18, 1945	June 2004	57	June 1998

Keiichi Enoki	Senior Vice President	Senior Executive Manager, i-mode Business Division, Executive Manager, i-mode Business Department	Mar. 15, 1949	June 2004	31	June 2000

Yasuhiro Kadowaki	Senior Vice President	Executive Manager, General Affairs Department	Apr. 30, 1948	June 2004	9	June 2001

Yoshiaki Aigami(4)	Senior Vice President	Executive Manger, Network Planning Department	Oct. 3, 1949	June 2004	10	June 2001

Takanori Utano	Senior Vice President	Executive Manager, Research and Development Planning Department	Sep. 20, 1949	June 2004	11	June 2001

Kiyoyuki Tsujimura	Senior Vice President	Executive Manager, Corporate Strategy Planning Department	Jan. 11, 1950	June 2004	36	June 2001

Shunichi Tamari	Senior Vice President	Executive Manager, Service Operation and Maintenance Department	Jan. 10, 1949	June 2004	20	June 2002

Tamon Mitsuishi	Senior Vice President	Executive Manager, Mobile Multimedia Business Department	Apr. 22, 1949	June 2004	5	June 2002

Toshiharu Nishigaichi	Senior Vice President	Executive Manger, Corporate Marketing Department II	Jul. 11, 1949	June 2004	36	June 2002

Takashi Sakamoto	Senior Vice President	Executive Manager, Public Relations Department	Jan. 13, 1949	June 2004	5	June 2002

Shuro Hoshizawa	Senior Vice President	Executive Manager, Corporate Marketing Department I	Jun. 17, 1949	June 2004	5	June 2002

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date

Minoru Hyuga	Senior Vice President	Executive Manager, Information Systems Department	Sep. 2, 1950	June 2004	25	June 2002

Eiji Hagiwara	Senior Vice President	Executive Manger, System Services Department	Nov. 1, 1950	June 2004	7	June 2002

Yoshiaki Noda	Senior Vice President	Executive Manager, Personnel Development Department	May 4, 1949	June 2004	5	June 2002

Hideki Niimi	Senior Vice President	Executive Manager, Mobile Multimedia Planning Department, Executive Manager, M-stage Business Department	Feb. 26, 1951	June 2004	6	June 2002

Masayuki Yamamura	Senior Vice President	—	Mar. 30, 1953	June 2004	5	June 2002

Corporate Auditors:

Keisuke Nakasaki(5)	Corporate Auditor	—	Oct. 10, 1941	June 2004	17	June 2000

Shinichi Nakatani(5)	Corporate Auditor	—	Aug. 31, 1943	June 2003	5	June 2002

Kiyomi Kamiya(5)	Corporate Auditor	—	May 7, 1945	June 2003	29	June 2002

Kiyoto Uehara	Corporate Auditor	—	Aug. 11, 1935	June 2004	8	June 2001

(1)	DoCoMo shares owned as of March 31, 2002. No Director or Corporate Auditor owns more than 0.0002% of DoCoMo’s shares of common stock.
(2)	Representative Director.
(3)	The President and Representative Directors of DoCoMo Technology, inc.
(4)	Also Chairman of In-Tunnel Cellular Association.
(5)	Full-time Corporate Auditor.

Keiji Tachikawa joined NTT Public Corporation in 1962. He became a Senior Executive Vice President of NTT in 1996. He also became a Senior Executive Vice President of our company in 1997 and the President and Chief Executive Officer of our company in 1998. He has served as the President and Chief Executive Officer of our company since 1998 and as a Representative Director of our company since 1997.

Shiro Tsuda joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1996 and an Executive Vice President of our company in 1998 and a Senior Executive Vice President of our company in 2001. He has served as a Senior Executive Vice President of our company since 2001 and as a Senior Executive Manager of the Global Business Division since 2002 and as a Director of our company since 1996.

Toyotaro Kato joined The Ministry of Posts and Telecommunications in 1965. He became a Counselor of Showa Electric Wire & Cable Co., Ltd. in 1996. He also became an Executive Vice President of our company in 1998 and a Senior Executive Vice President of our company in 2002. He has served as a Senior Executive Vice President of our company since 2002 and as a Director of our company since 1998.

Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of the Saitama Branch of NTT in 1996. He also became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 1999 and a Senior Executive Vice President of our company in 2002. He has served as a Senior Executive Vice President of our company since 2002 and as a Senior Executive Manager of the

Marketing Division and an Executive Manager of the FOMA Marketing Office since 2002 and as a Director of our company since 1998.

Kimio Tani joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President of our company since 2001 and as a Senior Executive Manager of the Mobile Multimedia Division since 2002 and as a Director of our company since 1998.

Masayuki Hirata joined NTT Public Corporation in 1970. He became an Executive Manager of Department IV of NTT in 1999 and a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President of our company and Executive Manager of the Accounts and Finance Department since 2001 and as a Director of our company since 2000.

Kota Kinoshita joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company since 2002 and as a Senior Executive Manager of the Research and Development Division since 2001 and as a Director of our company since 1998. He also has served as the President of DoCoMo Technology since 2001.

Kunio Ishikawa joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1999 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company and as a Senior Executive Manager of the Network Division since 2002 and as a Director of our company since 1999.

Kunio Ushioda joined NTT Public Corporation in 1969. He became a Senior Vice President of NTT East in 1999 and a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company since 2002 and as a Senior Executive Manager of the Corporate Marketing Division since 2001 and as a Director of our company since 2000.

Noboru Inoue joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company and as a General Manager of the Kanagawa Branch since 2002 and as a Director of our company since 2000.

Hideaki Yumiba joined NTT Public Corporation in 1972. He became a Senior Vice President of our company in 1998. He has served as a Senior Vice President of our company since 1998 and as a Deputy Senior Executive Manager of the Research and Development Division and as an Executive Manager of the Multimedia Development Department since 2002 and as a Director of our company since 1998.

Kunito Abe joined The Ministry of Posts and Telecommunications in 1968, the Telecommunications Advancement Organizations of Japan in 1995. He also became a Senior Vice President of our company in 1998. He has served as a Senior Vice President of our company since 1998 and as a General Manager of the Shibuya Branch since 2001 and as a Director of our company since 1998.

Kei-ichi Enoki joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2000. He has served as a Senior Vice President of our company since 2000 and as a Senior Executive Manager of the i-mode Business Division and as an Executive Manager of the i-mode Business Department since 2001 and as a Director of our company since 2000.

Yasuhiro Kadowaki joined NTT Public Corporation in 1971. He became an Executive Manager of the General Affairs Department of NTT West in 1999. He also became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company since 2001 and as an Executive Manager of the General Affairs Department since 2002 and as a Director of our company since 2001.

Yoshiaki Aigami joined NTT Public Corporation in 1972. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company and as an Executive Manager of the Network Planning Department since 2001 and as a Director of our company since 2001. He also has served as the Chairman of In-Tunnel Cellular Association since 2001.

Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company since 2001 and as an Executive Manager of the Research and Development Planning Department since 2002 and as a Director of our company since 2001.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company since 2001 and as an Executive Manager of the Corporate Strategy Planning Department since 2002 and as a Director of our company since 2001.

Shunichi Tamari joined NTT Public Corporation in 1971. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1999 and an Executive Vice President of the company in 2001. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as an Executive Manager of the Service Operation and Maintenance Department since 2002 and as a Director of our company since 2002.

Tamon Mitsuishi joined NTT Public Corporation in 1974. He became a Senior Vice President of NTT DoCoMo Kansai in 2000. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as an Executive Manager of the Mobile Multimedia Business Department since 2002 and as a Director of our company since 2002.

Toshiharu Nishigaichi joined NTT Public Corporation in 1972. He became a Director of NTT DoCoMo Chugoku in 1999. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as an Executive Manager of the Corporate Marketing Department II since 2002 and as a Director of our company since 2002.

Takashi Sakamoto joined NTT Public Corporation in 1973. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as an Executive Manager of the Public Relations Department since 2001 and as a Director of our company since 2002.

Shuro Hoshizawa joined NTT Public Corporation in 1973. He became a Senior Manager of the Corporate Strategy Planning Department of NTT East in 1999. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Executive Manager of the Corporate Marketing Department I of our company since 2002 and as a Director of our company since 2002.

Minoru Hyuga joined NTT Public Corporation in 1973. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as an Executive Manager of the Information Systems Department of our company since 2000 and as a Director of our company since 2002.

Eiji Hagiwara joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as an Executive Manager of the System Services Department of our company since 2001 and as a Director of our company since 2002.

Yoshiaki Noda joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as an Executive Manager of the Personnel Development Department of our company since 2002 and as a Director of our company since 2002.

Hideki Niimi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as an Executive Manager of the Mobile Multimedia Planning Department and of the M-stage Business Department of our company since 2002 and as a Director of our company since 2002.

Masayuki Yamamura joined NTT Public Corporation in 1978. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as a General Manager of Department I of NTT since 1999 and as a Director of our company since 2002.

Keisuke Nakasaki joined NTT Public Corporation in 1965. He became the President and Chief Executive Officer of NTT America, Inc. in 1998. He also became a full-time Corporate Auditor in 2000. He has served as a full-time Corporate Auditor since 2000.

Shinichi Nakatani joined NTT Public Corporation in 1966. He became a Senior Vice President and a Director of our company in 1995 and an Executive Vice President of NTT Advanced Technology Corporation since 1998. He also became a full-time Corporate Auditor in 2002. He has served as a full-time Corporate Auditor since 2002.

Kiyomi Kamiya joined NTT Public Corporation in 1968. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1993 and a Senior Executive Vice President and a Representative Director of NTT DoCoMo Kyushu since 1999. He also became a full-time Corporate Auditor in 2002. He has served as a full-time Corporate Auditor since 2002.

Kiyoto Uehara joined NTT Public Corporation in 1960. He became the President and Chief Executive Officer of NTT Auto Leasing Co., Ltd in 1994. He also became a Corporate Auditor in 2001. He has served as a Corporate Auditor since 2001.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 43 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent us. From among its members, the Board of Directors also elects the President and may elect a Chairman and one or more Senior Executive Vice Presidents and Executive Vice Presidents.

Our Articles of Incorporation provide for not more than four Corporate Auditors. Corporate Auditors, of whom at least one must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors and, if any, by shareholders. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. The term of office of a Corporate-Auditor who is already in office before the close of the general meeting of shareholders to be held in June 2003 is three years. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Corporate Auditors and the Directors, and examining the financial statements to be filed with the Director of the Kanto Local Finance Bureau of Japan. Since our incorporation, Asahi & Co., a member firm of Andersen Worldwide SC, has acted as our independent public accountants.

B.    Compensation.

The aggregate compensation, including other benefits in kind, we paid to the 31 Directors (who include the executive officers) and four Corporate Auditors during fiscal 2001 was ¥547 million and ¥57 million, respectively. We paid bonuses to the Directors and Corporate Auditors out of retained earnings for fiscal 2001 in the amount of ¥127 million and ¥18 million, respectively. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. Total expenses for retirement benefits for directors and corporate auditors in fiscal 2001 amounted to ¥74 million.

C.    Board Practices.

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors providing for severance benefits upon termination of employment.

Pursuant to the home country practices exception granted to us by the New York Stock Exchange, we are permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those followed by U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

Audit Committee.    The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. Pursuant to the home country practices exception, we do not have an audit committee with functions called for by the New York Stock Exchange rules.

Shareholder Approval Policy.    The New York Stock Exchange requires that shareholder approval be obtained prior to the issuance of stock options to officers or directors except, among others, where no single officer or director may acquire more than 1% of the number of common stock outstanding at the time the stock option plan is adopted, and the stock option plan, together with all plans of the issuer other than those for which shareholder approval is not required, does not authorize the issuance of more than 5% of the issuer’s common stock outstanding at the time the stock option plan is adopted. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B of this annual report, generally require us to obtain shareholder approval if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock if common stock is to be issued at a “specially favorable” price or convertible securities are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the New York Stock Exchange adopt significant changes to its corporate governance listing standards. The report also contains several recommended changes to the Securities and Exchange Commission’s disclosure and corporate governance requirements. The New York Stock Exchange has stated that it plans to submit the proposals for approval to its Board of Directors in August 2002 and then would submit them to the Securities and Exchange Commission for approval. Under the current proposals, non-U.S. issuers such as us would continue to be permitted to follow home country practices with respect to corporate governance requirements. If and when the proposed rules are finally adopted after the Securities and Exchange Commission’s approval, there would be additional significant differences other than those discussed above between the New York Stock Exchange rules and our current practices relating to corporate governance.

D.    Employees.

The information required by this item is set forth in Item 4.B. of this annual report.

E.    Share Ownership.

The information required by this item is set forth in Item 6.A. of this annual report and below. We have not granted stock options to any of our directors or corporate auditors and we do not currently have any stock option plans approved pursuant to which they may be granted shares or stock options.

As of March 31, 2002, our Directors and Corporate Auditors own 195 of our shares. Currently, all our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

Certain of our employees, our eight regional subsidiaries’ employees and certain other of our subsidiaries’ employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of our shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary. In addition, if the employee chooses to participate in an optional benefit plan, we contribute ¥80 for each ¥1,000 contributed by the employee.

Item 7.     Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2002, NTT owned 6,428,600 or 64.1%, of our shares and, to the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. NTT does not have any special voting rights.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2002 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Issues Shares
Japanese financial institutions	414	1,827,136	18.21
Japanese securities companies	27	44,039	0.44
Other Japanese corporations	3,042	6,517,613	64.94
Foreign corporations and individuals	1,127	1,147,612	11.43
Japanese individuals and others	211,174	499,600	4.98

Total	215,784	10,036,000	100.00%

Note:	The figures in the chart above reflect ownership and distribution of our shares prior to our May 15, 2002 five-for-one stock split.

According to The Bank of New York, depositary for DoCoMo’s ADSs, as of March 31, 2002, 14,360 shares of our common stock were held in the form of 2,872,000 ADRs and there were 20 ADR holders of record in the United States. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2002, there were 215,784 holders of common stock of record worldwide. As of March 31, 2002, there were 233 record holders of DoCoMo’s common stock with addresses in the United States, whose shareholdings represented approximately 3.1% of the outstanding common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

On January 25, 2002, the DoCoMo Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002.

B.    Related Party Transactions.

On December 28, 1999, we lent NTT East ¥7,500 million at an interest rate of 0.68%. The loan matured and was repaid by NTT East on January 11, 2000. On March 24, 2000, we lent NTT East ¥30,000 million at an interest rate of 0.10%. The loan matured and was repaid by NTT East on June 23, 2000. NTT East is a subsidiary of our parent NTT.

On March 24, 2000, we lent NTT West ¥10,000 million at an interest rate of 0.10%. The loan matured and was repaid by NTT West on June 23, 2000. NTT West is a subsidiary of our parent NTT.

We have entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 29, 2001) of which, Yoshiaki Aigami, is also one of our directors. He replaced as Chairman, Kazushige Sakoh, who retired as one of our directors in June 2001. The contracts were entered into on terms similar to those made with third parties. As of March 31, 2002, In-Tunnel owes us ¥5,369 million in connection with those contracts.

In 1998, we lent NTT Personal Group ¥269,420 million in total, ¥103,000 million of which we lent to NTT Personal Central at an interest rate of 0.46%. In 1999, we lent NTT Personal Group ¥54,740 million in total, ¥21,500 million of which we lent to NTT Personal Central at an interest rate of 0.13%. NTT Personal Group was owned by our parent NTT. After our acquisition of the PHS businesses operated by the NTT Personal Group in December 1998, the NTT Personal Group (except one member company) was liquidated. In connection with the transfer of the PHS business to us, a portion of the loans was offset against assets we received and the balance of the loans was forgiven.

For information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

C.    Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B. of this annual report.

Dividend Policy

Our basic principles are to strengthen our financial position, maintain internal reserves in order to build a highly advanced network, offer high-quality and stable services and promote mobile multimedia. At the same time, we aim to continue stable dividend payments taking into account our business performance and the business environment.

B.    Significant Changes.

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2002, the date of our last audited financial statements.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On July 3, 2002, the closing sale price of shares on the Tokyo Stock Exchange was ¥284,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the trading price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share(1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
1998 (from October 22, 1998 to March 31, 1999):	¥259,200	¥162,000	96,460	1,269.76	1,028.61	¥16,378.78	¥13,232.74
1999:
First quarter	344,000	232,400	90,875	1,425.64	1,292.07	17,782.79	15,972.68
Second quarter	420,000	330,000	49,700	1,535.23	1,420.64	18,532.58	16,821.06
Third quarter	814,000	414,000	91,170	1,722.20	1,460.23	18,934.34	17,254.17
Fourth quarter	914,000	610,000	79,140	1,754.78	1,558.15	20,706.65	18,168.27
2000:
First quarter	870,000	518,000	82,020	1,732.45	1,504.93	20,833.21	16,008.14
Second quarter	680,000	502,000	49,065	1,613.89	1,439.43	17,614.66	15,626.96
Third quarter	674,000	390,000	57,130	1,512.20	1,255.16	16,149.08	13,423.21
Fourth quarter	514,000	360,000	80,095	1,337.63	1,161.97	14,032.42	11,819.70
2001:
First quarter	580,000	392,000	73,745	1,440.97	1,254.19	14,529.41	12,574.26
Second quarter	438,000	228,000	78,960	1,293.42	990.80	12,817.41	9,504.41
Third quarter	364,000	278,000	89,275	1,107.83	988.98	11,064.30	9,924.23
Fourth quarter	369,000	262,000	94,008	1,125.43	922.51	11,919.30	9,420.85

Calendar Period
2002:
January	322,000	262,000	71,528	1,055.14	964.75	10,942.36	9,919.48
February	296,000	262,000	73,964	1,013.80	922.51	10,587.83	9,420.85
March	369,000	278,000	134,404	1,125.43	1,030.17	11,919.30	10,812.00
April	373,000	313,000	78,380	1,105.91	1,053.46	11,736.83	10,962.98
May	348,000	301,000	70,350	1,139.43	1,071.89	11,979.85	11,316.04
June	337,000	274,000	74,140	1,132.22	984.28	11,901.39	10,074.56
July (through July 3, 2002)	303,000	279,000	86,024	1,048.26	1,011.47	10,862.69	10,371.26

(1)
On January 25, 2002, the DoCoMo Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002.

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On July 3, 2002, the closing sale price of American Depositary Shares on the New York Stock Exchange was $23.59 per share. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	High	Low
Calendar Period
2002:
March	$28.00	$21.40	118,088
April	27.80	24.00	59,261
May	28.25	23.83	31,143
June	27.00	22.50	35,905
July (through July 3, 2002)	24.83	23.32	28,400

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002 and the ADS ratio change which occurred on May 22, 2002.

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the Issue.

Not applicable.

Item 10.     Additional Information.

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this registration statement, states our objects and purposes.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Commercial Code of Japan, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Commercial Code provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the discretion of the company’s president.

The Commercial Code provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s Board of Directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Commercial Code or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of DoCoMo under the Commercial Code or our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Commercial Code of Japan relating to joint stock corporations.

General

At present, our authorized share capital is 191,500,000 shares with no par value of which 50,180,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The UFJ Trust Bank Limited which is our transfer agent for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.

Our shares are freely transferable and there are no restrictions on transfer of the shares under the terms of the Commercial Code or our Articles of Incorporation.

Our shares are generally held in a certificated form, except that, if a shareholder deposits his share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his shares, reissuance of his share certificate by us to such shareholder and delivery to a transferee shall be required. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center, the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with the Japan Securities Depositary Center will be registered in the name of the Japan Securities Depositary Center in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and the Japan Securities Depositary Center. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our transfer agent the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Following shareholders’ approval in June, annual dividends are distributed in cash on a pro rata basis to shareholders or registered pledgees of record as at March 31 in each year. In addition to annual dividends, we may also make cash distributions, or interim dividends, from our retained earnings to shareholders or registered pledgees of record as at September 30 in each year by resolution of our Board of Directors. Our Articles of Incorporation provide that we shall be relieved of our obligation to pay any annual or interim dividends unclaimed for a period of three years after the date on which they first become payable.

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of dividends in cash unless we have set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of (i) our stated capital, (ii) our additional paid-in capital, (iii) our accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, and (vi) the increased amount of net assets in our balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition value of such assets. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of our accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital and the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders authorizing us to acquire our shares. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v) and (vi) above.

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividends to be paid.

For information as to Japanese taxes on dividends, see “Taxation—Japanese Taxation” below.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which are distributable as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. We may, by an ordinary resolution of general meeting of shareholders, reduce additional paid-in capital and/or legal reserve, provided that the remainder of the sum of additional paid-in capital and legal reserve after such reduction should not be less than one-quarter of our stated capital. We may, by a special resolution of general meeting of shareholders, reduce stated capital. See “Voting Rights” below.

Stock Splits

We may at any time split the shares in issue into a greater number of shares by resolution of the Board of Directors. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date therefore, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. In conjunction with a stock split, we may increase the number of our authorized shares by the same ratio as the stock split ratio by amending the Articles of Incorporation through a resolution of the Board of Directors without approval of the shareholders.

Fractional Shares

If we make stock splits or stock consolidations or issue convertible bonds, debentures, bonds or debentures with warrants or rights to subscribe for new shares, fractional shares constituting one-hundredth of one share or any integral multiple thereof will be issued depending on the conditions of such splits, consolidations or issues. Fractional shares will not carry voting rights but, under the Japanese Commercial Code and our Articles of Incorporation, holders of fractional shares will have the right to receive dividends. Any certificate representing such fractional shares will not be issued and therefore fractional shares are not normally transferable. Holders of fractional shares will be registered in the register of fractional shares. The registered holders of fractional shares may at any time require us to purchase such shares at the current market price.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Any shareholder holding 300 shares or one percent of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date of such meeting.

Voting Rights

A shareholder is entitled to one vote per share, except that a corporate shareholder more than one-quarter of whose voting rights are directly or indirectly owned by us may not exercise its voting rights. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being the government, local government or juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights by electronic means. The Commercial Code and our Articles of Incorporation provide that the quorum for election of directors and corporate auditors shall not be less than one-third of the total number of the voting rights. Our Articles of Incorporation provide that shares may not be voted cumulatively for the election of Directors.

The Commercial Code provides that, in order to amend the Articles of Incorporation, except for certain limited cases permitted by law and in certain other instances, including any reduction of the stated capital, any removal of a Director or a Corporate Auditor, dissolution, merger or consolidation, exchange of shares for shares of an existing or newly-incorporated company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company, a split of the business or any offering of new shares or transfer of treasury shares at a “specially favorable” price or any offering of stock-acquisition rights or of bonds with stock acquisition rights with “specially favorable” conditions as to issue of stock acquisition rights to persons other than shareholders, a quorum of a majority of the total number of the voting rights and the approval by at least two-thirds of the voting rights represented at the meeting is required.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

Issue of Additional Shares and Pre-emptive Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned above. The Board of Directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Pursuant to the amendments to the Commercial Code which became effective as from April 1, 2002, we may issue stock acquisition rights or bonds with stock acquisition rights in relation to which stock acquisition rights are non-separable. Except where the issue of stock acquisition rights would be on “specially favorable” terms, the issue of stock acquisition rights or of bonds with stock acquisition rights may be authorized by a resolution of the Board of Directors. Upon exercise of stock acquisition rights, a holder of such rights may acquire shares by way of payment of the applicable exercise price or, if so determined by a resolution of the Board of Directors, by way of substitute payment in lieu of redemption of the bonds.

Dilution

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us.

Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. As of April 1, 2002, such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice. Furthermore, a company may publish financial statements by electronic means when the Board of Directors decides to adopt such disclosure means.

Record Date

The record date for annual dividends is March 31 and the record date for interim dividends is September 30. In addition, by a resolution of the Board of Directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine shareholders who are entitled to certain rights pertaining to the shares.

Repurchase by Us of Shares and Treasury Shares

We may repurchase shares through the Tokyo Stock Exchange or other stock exchange on which the shares are listed, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, by way of tender offer, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders, or from our own subsidiary, if authorized by a resolution of the Board of Directors.

When such repurchase is made by us from a specific party other than our own subsidiary any shareholder may make a demand to a representative director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder. Any repurchase of shares must satisfy certain requirements, including that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vi) in “Dividends” above, we may not repurchase shares. We may hold the shares acquired in compliance with the provisions of the Commercial Code as treasury shares, and may generally dispose of or cancel such shares by a resolution of the board of directors, subject to the limitation as to the disposal of such shares held by us at a “specially favorable” price mentioned above.

The Japan Securities Depositary Center

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Under this system, holders of shares may deposit certificates for shares with the Japan Securities Depositary Center, the sole depositary under the system, through the participants. See “Rights of Our Shareholders—General”.

American Depositary Receipts

The current ADS/share ratio is 100 ADSs per each share of common stock.

For further information regarding our American Depositary Receipt program, please refer to the our registration filed with the Securities and Exchange Commission on form 20-F on February 8, 2002.

C.    Material Contracts.

Other than as set forth below, we have not entered into any material contracts, other than in the ordinary course of business.

AT&T Wireless Agreements

On January 22, 2001 we invested approximately $9.8 billion for shares of a new class of AT&T preferred stock that were convertible into 406,255,889 shares of AT&T Wireless Group tracking stock and which represent approximately 16% of the financial performance and economic value of the AT&T Wireless Group. As part of our investment, we received five-year warrants to purchase the equivalent of an additional 41,748,273 shares of AT&T Wireless Group tracking stock at $35 per share, which would represent approximately an additional 1.3% of AT&T Wireless. The split-off converted DoCoMo’s warrants to purchase AT&T preferred stocks equivalent to 41,748,273 shares of AT&T Wireless Group tracking stock into warrants to purchase the same number of shares of AT&T Wireless common stock.

AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. On December 21, 2001, we announced that we would exercise our preemptive rights to purchase additional shares in order to maintain our current approximately 16% share ownership in AT&T Wireless. Our decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. In February 2002, we completed an additional investment of approximately $382 million (approximately ¥50.6 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T wireless common stock in order for us to maintain our current approximately 16% ownership in AT&T Wireless.

The following is a summary of the material provisions of the Warrant Agreement and the Investor Agreement among us, AT&T Wireless and AT&T. This summary is qualified in its entirety by reference to the full text of these documents, which have been filed as exhibits to this annual report.

Warrants

We acquired 83,496.546 warrants, each of which are exercisable for 500 shares of AT&T Wireless’ common stock, or a total of 41,748,273 shares, at an exercise price of $35 per share, subject to customary anti-dilution adjustments. The warrants are subject to the transfer restriction described under “—Our Investment Rights and Obligations.”

Our Investment Rights and Obligations

We have the following rights and obligations under the agreements.

Transfer restrictions.    We may not transfer any warrants or any shares of AT&T Wireless common stock that we receive on conversion of wireless tracking stock for a period of 18 months following our investment without the consent of AT&T Wireless unless any of the following events occur:

•
a sale of all or substantially all of the assets or business of AT&T Wireless or merger or other business combination unless AT&T Wireless stockholders continue to own two-thirds of the successor corporation;

•	AT&T Wireless’ acquisition or acquisitions of business or assets, other than radio spectrum rights, totaling more than $25 billion; or

•	a tender offer or exchange offer approved by the board of directors of AT&T Wireless.

In addition, subject to a limited exception, we may not transfer, without the consent of AT&T Wireless, any securities of AT&T Wireless to any person if after the transfer the recipient’s interest in AT&T Wireless would exceed 6%, or exceed 10% in the case of recipients, principally financial institutions, who are eligible to report their interest on Schedule 13G under the Securities Exchange Act.

If we do transfer the shares, we cannot transfer our rights under the Investor Agreement except that we may transfer the demand registration rights described below to any transferee of more than $1 billion of the shares, and we may also transfer one demand registration right to a transferee of the warrants.

Repurchase obligations of AT&T Wireless.    We may require AT&T Wireless to repurchase the warrants and the stock that we hold if by June 30, 2004 AT&T Wireless:

•	does not launch services based on Wideband Code Division Multiple Access, or W-CDMA, technology in at least 13 of the top 50 U.S. markets; or

•	abandons W-CDMA as its primary technology for third-generation services.

The repurchase price will be our original purchase price plus interest of a predetermined rate. If we require repayment, AT&T Wireless has the right to cause us to sell any portion of our shares in a registered sale, but they have to pay us the difference between the repurchase price and the proceeds from the registered sales.

Standstill.    We have agreed to standstill provisions for five years which prevent us from, among other things:

•	acquiring or agreeing to acquire any voting securities of AT&T or AT&T Wireless, except in connection with an exercise of our preemptive rights, conversion rights or warrants;

•	soliciting proxies with respect to AT&T’s or AT&T Wireless voting securities or becoming a participant in any election contest relating to the election of the directors of AT&T or AT&T Wireless;

•	calling or seeking to call a meeting of the AT&T or AT&T Wireless stockholders or initiate a stockholder proposal;

•	contesting the validity of the standstill in a manner that would lead to public disclosure;

•	forming or participating in a group that would be required to file a Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Securities Exchange Act; or

•	acting in concert with any person for the purpose of effecting a transaction that would result in a change of control of AT&T or AT&T Wireless.

After five years from the date of the investor agreement, we will continue to be subject to the standstill for so long as we have the right to nominate at least one director. However, we can be released from the standstill after 91 days if our representatives on the board of directors of AT&T Wireless, all of our nominated committee members and all of our nominated management resign their positions.

If NTT or any of NTT’s other subsidiaries takes any action contrary to the standstill restrictions and the action leads to any vote of AT&T Wireless stockholders, then we either must vote our shares as the board of directors of AT&T Wireless directs, or must vote our shares in proportion to the votes cast by the stockholders that are not affiliated with either us or NTT. In addition, if NTT or any of its subsidiaries commences a tender offer for AT&T or AT&T Wireless securities, we cannot tender or transfer any of our securities into that offer until all of the conditions to that offer have been satisfied.

The standstill provisions described above terminate in the following circumstances:

•
a third party unaffiliated with AT&T Wireless commences a tender or exchange offer of 15% of its outstanding voting securities and AT&T Wireless does not publicly recommend that its stockholders reject the offer;

•
AT&T Wireless enters into a definitive agreement to merge into or sell all or substantially all of its assets to a third party unless its stockholders retain at least 50% of the economic and voting power of the surviving corporation; or

•
AT&T Wireless enters into a definitive agreement that would result in any one person or groups of persons acquiring more than 35% of its voting power, unless among other things, this person or group agrees to a standstill.

The standstill provisions terminate with respect to AT&T two years after the split-off (or, if sooner, upon any of the foregoing three events as applied to AT&T).

Registration rights.    We are entitled subject to certain exceptions and conditions to require AT&T Wireless to register shares of its common stock on up to six occasions, with each demand involving not less than $500 million worth of shares. We cannot exercise more than one demand right in any seven and a half month period. We also are entitled to require AT&T Wireless to register securities for resale in an unlimited number of incidental registrations, commonly known as piggy-back registrations. We will cease to be entitled to these registration rights if we own less than $1 billion of AT&T Wireless securities or, as the case may be, securities reflecting less than 2% of the financial performance and economic value of AT&T Wireless.

Board representation.    We are entitled to nominate a number of representatives to the board of directors of AT&T Wireless proportional to our economic interest. Our nominees for these board seats must be senior officers of DoCoMo that are reasonably acceptable to AT&T Wireless. We will lose these board representation rights if its economic interest falls below 10% for 60 consecutive days. However, as long as we retain 62.5% of the shares of our original investment or shares of its common stock, we will lose its board representation rights only if our economic interest falls below 8% for 60 consecutive days.

Management rights.    We can appoint between two and five of our employees as AT&T Wireless employees, including the Manager-Finance and Director of Technology. We will lose these rights under the same circumstances as we would lose board representation rights.

Right to approve specified actions.    AT&T Wireless may not take any of the following actions without our prior approval:

•	change the scope of its business such that AT&T Wireless businesses (including those in its business plan) cease to constitute our primary businesses; or

•	enter into a strategic alliance with another wireless operator so that the wireless operator would own more than 15% but less than 50% of the economic interest in AT&T Wireless.

We will lose these approval rights under the same circumstances as we would lose board representation rights.

Preemptive rights.    We have preemptive rights that entitle us to maintain our ownership interest by purchasing shares in new equity issuances of AT&T Wireless. In the event of a new equity issuance of the type covered by the preemptive right, then:

•	if we hold 12% or more of the economic interest at the time of the new issuance, we may purchase a number of additional shares that would bring our economic interest back up to 16%; and

•
if we hold less than 12% of the economic interest at the time of the new issuance, we may purchase a number of additional shares that would maintain our economic interest at the level it was at just before the new issuance.

In most cases, the purchase price for these additional shares will be the issuance price. We will lose these preemptive rights under the same circumstances as it would lose board representation rights.

Strategic Alliance

In connection with our investment, we and AT&T Wireless formed a strategic alliance to develop the next generation of mobile multimedia service on a global-standard, high-speed wireless network. AT&T Wireless has created a new, wholly owned subsidiary to provide multimedia content, applications and services offerable over its current network, as well as on new high-speed wireless networks built to global standards for third-generation services. AT&T Wireless will contribute, among other things, the rights to content and applications used in its PocketNet service to the new multimedia subsidiary. Both we and AT&T Wireless plan to provide technical resources and support staffing. In addition, AT&T Wireless will be able to license from DoCoMo certain rights to our “i-mode” service and related technology.

Non-competition

We and AT&T Wireless have agreed to certain non-competition commitments that restrict each other’s ability to provide mobile wireless services in the United States and Japan, respectively. We and AT&T Wireless have also agreed to limit the extent to which we and AT&T Wireless will be able to participate in certain mobile multimedia activities and investments in each other’s home territory. We and AT&T Wireless will generally be bound by the non-competition commitments until we lose our board representation and management rights, either due to any of the events described under “—Board Representation” and “—Management Rights,” or due to our voluntary relinquishment of such rights.

KPN Mobile Agreements

We entered into various agreements with Royal KPN and KPN Mobile in connection with our subscription for shares in KPN Mobile constituting 15% of the voting rights in KPN Mobile. The subscription agreement and shareholders agreement were entered into on July 12, 2000 and the ancillary agreements were signed at completion on August 2, 2000. The description below summarizes those agreements.

Subscription Agreement

We entered into a subscription agreement with Royal KPN and KPN Mobile on July 12, 2000 relating to our subscription via DCM Capital NL (UK) Ltd for A shares in KPN Mobile. We subscribed for and were issued with 176,470,589 A shares for an aggregate price of approximately €4.0 billion.

Pursuant to the terms of the subscription agreement, certain actions may be taken by KPN Mobile only with the prior approval of its Supervisory Board, which must include the affirmative vote of any member of the Supervisory Board nominated by us. Such reserved matters include among others the issue of certain ordinary shares of KPN Mobile for cash at a price per share which is less than we paid for a period of one year from completion, except if an investment bank of international repute has confirmed that the proposed price per share is fair, and the occurrence of a fundamental change in the nature of the business of certain KPN Mobile group companies. If our nominees to the Supervisory Board contest the introduction of a fundamental change, KPN Mobile may elect to buy our shareholding at fair market value.

Lock-up and standstill.    We may not dispose of any of our shares in KPN Mobile until August 2, 2003 without KPN Mobile’s prior written consent, other than to certain wholly owned group companies. We also may not, until August 2, 2004, acquire shares in KPN Mobile without Royal KPN’s prior written consent, nor acquire shares in KPN Mobile which represent more than 15% of the total number of votes exercisable at a general meeting of KPN Mobile’s shareholders, without KPN Mobile’s prior written consent.

Exclusivity and restrictive covenants.    We and our affiliates may not:

•	establish, invest in or control any person who is, or controls, a mobile telecommunications infrastructure operator or a mobile virtual network operator in any exclusive jurisdiction;

•	apply for a national IMT-2000 license, or participate in a consortium which will apply for such a license, in any exclusive jurisdiction; or

•	otherwise directly compete as a mobile telecommunications infrastructure operator or a mobile virtual network operator in any exclusive jurisdiction.

Currently, The Netherlands, Germany, Belgium, Ukraine, Hungary and the Czech Republic are exclusive jurisdictions, although any of them may cease to be so and others may become exclusive jurisdictions. Pursuant to the terms of a side letter between us, Royal KPN and KPN Mobile dated July 12, 2000, the United Kingdom is also an exclusive jurisdiction so long as certain ownership interests are maintained in the joint venture between us, KPN Mobile, Hutchison and Telesystem International Wireless Inc., or TIW.

We have agreed with KPN Mobile that until August 2, 2002 neither of us nor any of our affiliates will pursue an opportunity to invest in or control a mobile telecommunications infrastructure operator or a mobile virtual network operator or to apply for a national IMT-2000 license in the United Kingdom or France before consulting with each other on making a joint investment. If there is no agreement on a joint investment, KPN Mobile will have the option of pursuing such opportunity without us in which case we may not compete with KPN Mobile. If KPN Mobile fails to pursue the opportunity then we may do so.

If an opportunity arises to invest in or control a mobile telecommunications infrastructure operator or a mobile virtual network operator or to apply for a national IMT-2000 license arises in any part of Europe (other than an existing exclusive jurisdiction), we and KPN Mobile agree to consult with each other in good faith for an appropriate period of time prior to making such investment. If such consultations do not lead to agreement, then either party may pursue the opportunity without the other and potentially in competition with the other.

KPN Mobile and its affiliates may not:

•	establish, invest in or control any person who is, or controls, a mobile telecommunications infrastructure operator or a mobile virtual network operator in any of Brazil, Japan or Hong Kong; or

•	apply for a national IMT-2000 license, or participate in a consortium which will apply for such a license, in any of Brazil, Japan or Hong Kong; or

•	otherwise directly compete as a mobile telecommunications infrastructure operator or a mobile virtual network operator in any such jurisdiction;

in each case provided that a member of DoCoMo group continues to control an interest in such an entity in that jurisdiction.

KPN Mobile has agreed to consult with us prior to taking any of the actions referred to in the preceding paragraph in Asia.

Neither Royal KPN nor its affiliates may own, operate, manage or otherwise hold, directly or indirectly, any interest in any mobile telecommunications infrastructure operator or a mobile virtual network operator within Europe other than through KPN Mobile, subject to certain exceptions.

Royal KPN and KPN Mobile’s undertakings are subject to similar limitations to those of ours.

KPN Mobile Shareholders Agreement

We, along with Royal KPN, KPN Mobile, BellSouth and German Mobilfunk Investments, entered into a shareholders agreement relating to KPN Mobile on July 12, 2000 which governs our relationship as shareholders, or potential shareholders, in KPN Mobile. On January 30, 2002, the shareholders agreement was amended by the Mobile Release Agreement entered into by these same parties, which removed BellSouth as a party to the shareholders agreement. Per the terms of the Mobile Release Agreement, BellSouth exercised its rights to exchange its indirect interest in E-Plus Mobilfunk GmbH for shares of Royal KPN, and thus gave up any further rights to acquire shares in KPN Mobile. In March 2002, BellSouth sold its entire interest in Royal KPN.

Minority protection rights.    KPN Mobile’s Supervisory Board will consist of no more than six members in general or 11, upon the completion of an initial public offering and satisfaction of certain conditions.

We may appoint nominees to the Supervisory Board of KPN Mobile, provided that our shareholding in KPN Mobile is at least 7.5%. We may appoint nominees on the basis of the percentage of votes exercisable by us at a general meeting of KPN Mobile’s shareholders.

Tag along rights.    We have certain tag along rights that permit us to participate in an offering in the event that a holder of a majority of A shares in KPN Mobile intend to dispose of a number of their shares. If they do, they must, prior to such disposal, notify us, and we can participate in the sale of shares by requiring the seller to procure the sale of a proportionate number of our shares equal to the proportion which each shareholder’s total shareholding of each class of shares bears to the seller’s total holding of such class of shares.

Top-up rights.    The shareholders agreement ensures that we may maintain our shareholding (or potential shareholding) upon the occurrence of a dilutive event to the level of percentage voting interests immediately prior to the dilutive event by subscribing for additional A shares in KPN Mobile.

In general, however, our top-up rights in the first instance are only exercisable if our voting interest percentage falls below 15%.

Rights of first refusal.    We have certain rights of first refusal which would prevent KPN Mobile from disposing of or granting any interest in KPN/BLS Holding GmbH (at such time as KPN Mobile owns 100%) unless they offer such interest to us first.

Similarly, KPN Mobile will not dispose of any shares in KPN Mobile The Netherlands B.V. (its Dutch operating company) or cause the issue of new shares to any person, other than to KPN Mobile and certain intra-group transfers, without giving us a right of first refusal in respect of those shares.

In addition, Royal KPN may not dispose of its shares in KPN Mobile, other than certain intra group transfers, without granting us a right of first refusal.

We may not dispose of any of our shares in KPN Mobile without granting Royal KPN a right of first refusal.

The foregoing restrictions terminate when our shareholding in KPN Mobile ceases to represent at least 7.5% of the total number of votes exercisable at a general meeting of KPN Mobile’s shareholders. In addition, these restrictions do not apply to a disposal by KPN Mobile of shares representing a voting or economic interest of up to 10% in total in the company concerned to a transferee offering added value to that company, which we are unable or unwilling to offer on the same or more favorable terms.

Registration Rights Agreement

On August 2, 2000, we, Royal KPN, KPN Mobile, BellSouth and BellSouth Investment agreed to a registration rights agreement pursuant to which BellSouth may require Royal KPN, and we may require KPN Mobile to, subject to various limitations and conditions, take all necessary steps to effect a registration of all or a specified number of their respective shareholdings in either Royal KPN or KPN Mobile, as the case may be, so that such shares can be publicly sold in the United States of America and listed in The Netherlands (if not already listed). In March 2002, BellSouth sold its entire interest in Royal KPN and thus no longer has registration rights. We would not be obliged to sell such shares following registration. The registration rights agreement also imposes certain standstill and lock-up restrictions on the parties in respect of shares in KPN Mobile (see below).

We may require KPN Mobile to register B shares in any registration or offering. Accordingly, any A shares in KPN Mobile which are the subject of a request for registration must be converted into B shares in accordance with the provisions of the articles of association of KPN Mobile immediately prior to such registration.

We may require KPN Mobile to file one registration statement in any 12 month period. We may not request more than a total of four registrations. Furthermore, if we exercise our registration rights for less than all of our shares, we must exercise such registration rights in respect of shares estimated to be worth at least $250 million or its euro equivalent.

The registration rights agreement also provides, subject to various limitations and conditions, that we have the right to participate in any registered offerings of shares by KPN Mobile.

We can only exercise our rights under the registration rights agreement after the expiration of its lock-up period pursuant to the terms of the subscription agreement. See “—Subscription Agreement” above.

Lock-up.    We have agreed that for a period of six months after any initial public offering by KPN Mobile or a listing or registration of shares by KPN Mobile in which we sell at least 5% of KPN Mobile’s outstanding shares, we will refrain from selling any more shares in KPN Mobile other than through any further listing or registration of shares which is conducted in accordance with the terms of the registration rights agreement.

We have given KPN Mobile, or Royal KPN to the extent KPN Mobile is not permitted by law to act, the option to purchase for cash all of the shares in KPN Mobile which we request to be registered pursuant to the terms of the agreement.

D.    Exchange Controls.

There are no laws, decrees, regulations or other legislation which affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York as depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income or to Japanese tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United Sates federal income tax proposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States Federal income tax liability. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares or ADSs to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs and the shares or ADSs you held at the time of the distribution based on their relative fair market value on the date of the distribution.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held for more than one year and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge in respect of the tax attributable to each such year.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20%. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. shareholders and U.S. holders of ADSs is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and (1) during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and (2) not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Tax Convention. For the purpose of Japanese tax law and the Tax Convention, a U.S. holder of ADSs will be treated as the owner of the shares underlying the ADSs. U.S. holders should note that the U.S. government and the Japanese government are conducting discussions with respect to certain treaty matters.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide the application. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention (one prior to payment of dividends, the other within eight months after our fiscal year-end). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a nonresident holder, generally are not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares or ADSs as a legatee, heir or donee, even if the individual is not a Japanese resident.

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We have filed with the SEC this annual report on Form 20-F under the Securities Exchange Act of 1934 with respect to the shares and ADSs.

You may review a copy of the annual report and other information without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies of all or any portion of the annual report from the public reference room. For information regarding the procedures of the public reference room, please call the SEC at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.    Subsidiary Information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk.

Our earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. We enter into interest rate swap and foreign currency forward contracts to manage these risks. These derivative financial instruments are executed with creditworthy financial institutions, and our management believes there is little risk of default by these counterparties.

Interest rate and swap agreements

Although most of our debt carries a fixed rate of interest, a small portion carries floating rates. We enter into interest rate swap agreements to manage interest rate risk on these floating rate liabilities. These interest rate swap agreements exchange floating rate interest payments for fixed rate interest payments.

The following table below provides information about our market sensitive financial instruments:

	Expected maturity dates
	2003	2004	2005	2006	2007	Thereafter	Total 3/31/02	Fair Value 3/31/02
	Millions of yen
DEBT
Domestic unsecured corporate bonds	89,000	12,000	8,000	137,000	80,000	390,000	716,000	652,530
Weighted average Interest rate-fixed	2.2%	1.8%	2.7%	0.8%	0.5%	1.4%
Unsecured indebtedness to banks and insurance companies	123,934	114,740	138,655	13,337	74,556	167,060	632,282	737,000

Weighted average Interest rate-fixed	2.5%	2.5%	1.0%	3.0%	0.9%	1.2%
Long-term debt, including current portion							1,348,282	1,389,530

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	5,000	1,000	500	1,000	—	—	7,500	(271)
Floating rate received by DoCoMo	0.21%	0.20%	0.31%	0.57%	—	—
Fixed rate paid by DoCoMo	2.61%	2.47%	2.25%	3.60%	—	—

DEBT
Domestic unsecured corporate bonds	670,686	90,429	60,286	1,032,404	602,864	2,938,960	5,395629	4,917,332
Weighted average Interest rate-fixed	2.2%	1.8%	2.7%	0.8%	0.5%	1.4%
Unsecured indebtedness to banks and insurance companies	933,941	864,657	1,044,876	100,505	561,839	1,258,930	4,764,748	5,553,881

Weighted average Interest rate-fixed	2.5%	2.5%	1.0%	3.0%	0.9%	1.2%
Long-term debt, including current portion							10,160,377	10,471,213

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	37,679	7,536	3,767	7,536	—	—	56,518	(2,042)
Floating rate received by DoCoMo	0.21%	0.20%	0.31%	0.57%	—	—
Fixed rate paid by DoCoMo	2.61%	2.47%	2.25%	3.60%	—	—

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The following table below provides information about our market sensitive marketable securities and constitutes a “forward-looking statement”.

	2002		2002
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	Millions of yen		Thousands of U.S. dollars
Equity and debt securities available-for-sale	¥3,572	¥5,269	$26,918	$39,706
Debt securities held-to-maturity:
Due after 1 year through 5 years	26	28	196	211
Due after 5 years through 10 years	—	—	—	—

Total	¥3,598	¥5,297	$27,114	$39,917

Foreign exchange risk

We have used foreign exchange forward contracts for the purpose of mitigating the risk of fluctuations in foreign exchange rates on our borrowings related to certain foreign investments until the underlying transaction is completed. However, we had no foreign exchange forward contracts outstanding at March 31, 2001 or 2002.

Concentrations of credit risk

As of March 31, 2001, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

Item 12.     Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.     [Reserved]

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.    Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.    Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the Board of Directors of the registrant (English translation)

1.4	— Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant*

2.2
— Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*

4.1	— Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	— Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	— Subscription Agreement among Royal KPN N.V., KPN Mobile N.V. and the registrant for A shares in KPN Mobile N.V., dated July 12, 2000*

4.4	— Shareholders Agreement among Royal KPN N.V., KPN Mobile N.V., the registrant, BellSouth Corporation and German Mobilfunk Investments, Inc., dated July 12, 2000*

4.5	— Registration Rights Agreement among Royal KPN N.V., KPN Mobile N.V., the registrant, BellSouth Corporation and German Mobilfunk Investments, Inc., dated August 2, 2000*

4.6	— Agreement Releasing BellSouth and BellSouth Investment from the KPN Mobile N.V. Shareholders’ Agreement, dated January 30, 2002

8.1	— List of Subsidiaries*

99.1	— Letter to Securities and Exchange Commission regarding Asahi & Co. representations to NTT DoCoMo, Inc.

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by referenceG.

NTT DoCoMo, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of
NTT DoCoMo, Inc.:

We have audited the accompanying consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and accounting for goodwill effective April 1, 2001.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II is presented for the purpose of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN
Tokyo, Japan
June 20, 2002

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2002

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
ASSETS
Current assets:
Cash and cash equivalents	¥118,425	¥301,048	$2,268,636
Accounts receivable
Third parties	807,132	809,881	6,103,097
Related parties	102,049	56,964	429,269

Sub-total	909,181	866,845	6,532,366
Less: Allowance for doubtful accounts	(23,903)	(22,029)	(166,006)

Total accounts receivable, net	885,278	844,816	6,366,360
Inventories	107,404	96,000	723,436
Deferred tax assets	29,323	44,056	331,997
Prepaid expenses and other current assets
Third parties	86,877	96,931	730,452
Related parties	7,179	2,054	15,479

Total current assets	1,234,486	1,384,905	10,436,360

Property, plant and equipment:
Wireless telecommunications equipment	2,823,646	3,361,066	25,328,304
Buildings and structures	370,483	439,171	3,309,503
Tools, furniture and fixtures	465,913	529,532	3,990,445
Land	151,545	173,867	1,310,226
Construction in progress	228,676	195,389	1,472,411

Sub-total	4,040,263	4,699,025	35,410,889
Accumulated depreciation	(1,700,889)	(2,080,033)	(15,674,702)

Total property, plant and equipment, net	2,339,374	2,618,992	19,736,187
Non-current investments and other assets:
Investments in affiliates	753,183	997,331	7,515,682
Marketable securities and other investments	1,165,062	17,758	133,821
Intangible assets, net	346,403	434,690	3,275,735
Other assets	138,642	135,411	1,020,429
Deferred tax assets	39,355	478,138	3,603,150

Total non-current investments and other assets	2,442,645	2,063,328	15,548,817

Total assets	¥6,016,505	¥6,067,225	$45,721,364

The accompanying notes are an integral part of these consolidated balance sheets.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥175,686	¥212,934	$1,604,627
Short-term borrowings	314,200	81,050	610,776
Accounts payable, trade
Third parties	534,790	464,350	3,499,247
Related parties	141,564	93,501	704,604
Accrued payroll	31,908	42,728	321,989
Accrued interest	3,128	3,226	24,310
Accrued taxes on income	203,816	293,410	2,211,078
Other current liabilities	78,210	86,693	653,301

Total current liabilities	1,483,302	1,277,892	9,629,932

Long-term liabilities:
Long-term debt	953,282	1,135,348	8,555,750
Employee benefits	86,795	105,728	796,744
Other long-term liabilities	96,780	152,749	1,151,085

Total long-term liabilities	1,136,857	1,393,825	10,503,579

Total liabilities	2,620,159	2,671,717	20,133,511

Minority interests in consolidated subsidiaries	77,759	103,625	780,897

Commitments and contingencies
Shareholders’ equity:
Common stock, without a stated value—Authorized—191,500,000 shares
Issued and outstanding—50,180,000 shares at March 31, 2001 and 2002	949,680	949,680	7,156,594
Additional paid-in capital	1,262,672	1,262,672	9,515,237
Retained earnings	1,083,126	956,899	7,210,995
Accumulated other comprehensive income	23,109	122,632	924,130

Total shareholders’ equity	3,318,587	3,291,883	24,806,956

Total liabilities and shareholders’ equity	¥6,016,505	¥6,067,225	$45,721,364

The accompanying notes are an integral part of these consolidated balance sheets.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Years ended March 31, 2000, 2001, and 2002

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Operating revenues:
Wireless services
Third parties	¥2,990,719	¥3,586,734	¥4,130,761	$31,128,568
Related parties	18,007	33,537	22,698	171,048
Equipment sales
Third parties	707,678	1,032,459	1,005,111	7,574,310
Related parties	2,290	16,636	8,568	64,567

	3,718,694	4,669,366	5,167,138	38,938,493

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	183,077	185,226	386,083	2,909,442
Related parties	349,291	352,687	298,317	2,248,056
Cost of equipment sold (exclusive of items shown separately below)	649,685	958,022	927,483	6,989,322
Depreciation and amortization	599,486	595,598	640,505	4,826,714
Selling, general, and administrative
Third parties	1,247,945	1,499,034	1,715,722	12,929,330
Related parties	180,023	300,179	198,141	1,493,150

	3,209,507	3,890,746	4,166,251	31,396,014

Operating income	509,187	778,620	1,000,887	7,542,479

Other (income) expense:
Interest expense	21,699	20,315	17,229	129,834
Interest income	(976)	(864)	(154)	(1,161)
Other, net	636	1,038	27,421	206,639

	21,359	20,489	44,496	335,312

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	487,828	758,131	956,391	7,207,167

Income taxes:
Current	255,631	331,076	453,914	3,420,603
Deferred	(44,559)	(13,739)	(54,271)	(408,975)

	211,072	317,337	399,643	3,011,628

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	276,756	440,794	556,748	4,195,539
Equity in net losses of affiliates (including write-downs of investments in affiliates in 2002—see Note 6), net of deferred taxes of ¥470,278 million ($3,543,919 thousand) in the year ended March 31, 2002	(1,730)	(17,767)	(643,962)	(4,852,766)
Minority interests in earnings of consolidated subsidiaries	(18,462)	(21,272)	(28,977)	(218,365)

Net Income (Loss)	¥256,564	¥401,755	¥(116,191)	$(875,592)

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities (net of taxes of ¥10,000 million, ¥7,986 million and ¥1,013 million ($7,634 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively)	13,889	(11,091)	(1,418)	(10,685)
Less: Reclassification adjustment for gains (net of losses) included in net income (net of taxes of ¥4 million, ¥418 million and ¥520 million ($3,919 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively)	(6)	(581)	(718)	(5,411)
Net revaluation of financial instruments	—	—	(90)	(678)
Foreign currency translation adjustment (net of taxes of ¥18,553 million and ¥75,048 million ($565,546 thousand) for the years ended March 31, 2001 and 2002, respectively)	(378)	25,999	105,147	792,366
Minimum pension liability adjustment (net of taxes of ¥953 million, ¥1,915 million and ¥2,482 million ($18,704 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively)	(1,323)	(2,636)	(3,398)	(25,607)

Comprehensive income (loss):	¥268,746	¥413,446	¥(16,668)	$(125,607)

Earnings per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	47,880,000	48,113,150	50,180,000	50,180,000
Basic and diluted earnings per share (Yen and U.S. dollars)	¥5,358.48	¥8,350.21	¥(2,315.48)	$(17.45)

The accompanying notes are an integral part of these consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended March 31, 2000, 2001 and 2002

		Millions of yen
	Number of Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
Balance at March 31, 1999	1,915,200	¥474,499	¥799,294	¥448,747	¥(764)	¥1,721,776
Five-for-one stock split	7,660,800
Cash dividends declared and paid (¥200 per share)				(9,576)		(9,576)
Net income				256,564		256,564
Cash dividends declared and paid (¥100 per share)				(4,788)		(4,788)
Unrealized gains on available-for-sale securities					13,883	13,883
Foreign currency translation adjustment					(378)	(378)
Minimum pension liability adjustment					(1,323)	(1,323)

Balance at March 31, 2000	9,576,000	474,499	799,294	690,947	11,418	1,976,158
Issuance of common stock in public offering	460,000	475,181	454,826			930,007
Tax benefit associated with the issuance of common stock			8,552			8,552
Cash dividends declared and paid (¥200 per share)				(9,576)		(9,576)
Net income				401,755		401,755
Unrealized losses on available-for-sale securities					(11,672)	(11,672)
Foreign currency translation adjustment					25,999	25,999
Minimum pension liability adjustment					(2,636)	(2,636)

Balance at March 31, 2001	10,036,000	¥949,680	¥1,262,672	¥1,083,126	¥23,109	¥3,318,587
Cash dividends declared and paid (¥200 per share)				(10,036)		(10,036)
Net loss				(116,191)		(116,191)
Unrealized losses on available-for-sale securities					(2,136)	(2,136)
Net revaluation of financial instruments					(90)	(90)
Foreign currency translation adjustment					105,147	105,147
Minimum pension liability adjustment					(3,398)	(3,398)
Five-for-one stock split	40,144,000

Balance at March 31, 2002	50,180,000	¥949,680	¥1,262,672	¥956,899	¥122,632	¥3,291,883

		Thousands of U.S. dollars
	Number of Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
Balance at March 31, 2001	10,036,000	$7,156,594	$9,515,237	$8,162,216	$174,145	$25,008,192
Cash dividends declared and paid				(75,629)		(75,629)
Net loss				(875,592)		(875,592)
Unrealized losses on available-for-sale securities					(16,096)	(16,096)
Net revaluation of financial instruments					(678)	(678)
Foreign currency translation adjustment					792,366	792,366
Minimum pension liability adjustment					(25,607)	(25,607)
Five-for-one stock split	40,144,000

Balance at March 31, 2002	50,180,000	$7,156,594	$9,515,237	$7,210,995	$924,130	$24,806,956

The accompanying notes are an integral part of these consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2002, 2001 and 2002

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Cash flows from operating activities:
Net income (loss)	¥256,564	¥401,755	¥(116,191)	$(875,592)
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	599,486	595,598	640,505	4,826,714
Deferred taxes	(44,559)	(13,739)	(524,549)	(3,952,893)
Loss on sale or disposal of property, plant and equipment	28,352	51,117	39,204	295,433
Equity in net losses of affiliates (including write-down of ¥1,077,879 million in investments in affiliates in the year ended March 31, 2002)	1,730	17,767	1,114,240	8,396,684
Minority interests in earnings of consolidated subsidiaries	18,462	21,272	28,977	218,365
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade	(102,367)	(436,204)	42,336	319,036
(Decrease) increase in allowance for doubtful accounts	(1,126)	1,030	(1,874)	(14,122)
Decrease (increase) in inventories	26,750	(41,672)	11,404	85,938
Increase (decrease) in accounts payable, trade	80,463	158,020	(99,689)	(751,236)
Increase in other current liabilities	12,272	41,657	8,483	63,926
Increase in accrued taxes on income	147,690	17,273	89,594	675,162
Increase in liability for employee benefits, net of deferred pension costs	2,451	12,113	18,933	142,675
Other	33,971	31,859	89,715	676,074

Net cash provided by operating activities	1,060,139	857,846	1,341,088	10,106,164

Cash flows from investing activities:
Purchases of property, plant and equipment	(745,002)	(803,397)	(863,184)	(6,504,778)
Purchases of intangible and other assets	(193,589)	(154,079)	(199,517)	(1,503,519)
Purchases of investments	(70,933)	(1,834,073)	(68,189)	(513,858)
Collection of loan receivable	7,534	40,209	7	53
Other	2,026	7,125	5,790	43,632

Net cash used in investing activities	(999,964)	(2,744,215)	(1,125,093)	(8,478,470)

Cash flows from financing activities:
Issuance of long-term debt	—	545,273	395,238	2,978,432
Repayment of long-term debt	(212,252)	(246,619)	(177,686)	(1,339,005)
Issuance of common stock	—	930,007	—	—
Principal payments under capital lease obligation	(14,939)	(11,431)	(8,418)	(63,436)
Dividends paid	(14,364)	(9,576)	(10,036)	(75,629)
Proceeds from short-term borrowings	66,980	1,760,120	957,619	7,216,420
Repayment of short-term borrowings	(67,630)	(1,445,920)	(1,190,769)	(8,973,391)
Other	9,935	1,910	680	5,124

Net cash (used in) provided by financing activities	(232,270)	1,523,764	(33,372)	(251,485)

Effect of exchange rate changes on cash and cash equivalents	—	27	—	—

Net (decrease) increase in cash and cash equivalents	(172,095)	(362,578)	182,623	1,376,209
Cash and cash equivalents at beginning of year	653,098	481,003	118,425	892,427

Cash and cash equivalents at end of year	¥481,003	¥118,425	¥301,048	$2,268,636

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥26,820	¥24,910	¥20,165	$151,959
Income taxes	107,941	305,250	364,321	2,745,448
Noncash investing and financing activities:
Tax benefit associated with the issuance of common stock	—	8,552	—	—
Assets acquired through capital lease obligations	4,841	4,121	5,376	40,512

The accompanying notes are an integral part of these consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    History and nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, was renamed NTT Mobile Communications Network, Inc. The Company changed its name to NTT DoCoMo, Inc. on April 1, 2000. The Company is organized as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, which is 45.95% owned by the Japanese government, currently owns 64.1% of DoCoMo’s issued stock.

NTT was incorporated as a limited liability, joint stock corporation in April 1985. Prior to that time, NTT was a government-owned public corporation. Wireless telecommunications operations were initially conducted by a division within NTT. When NTT was privatized, a law which was passed in connection with the privatization, provided for governmental review within five years to determine whether such law had been successfully implemented and what further changes were necessary. Based on such review, the Ministry of Posts and Telecommunications of Japan (“MPT”) issued on March 30, 1990 a release which directed NTT to separate its wireless telecommunications businesses from the rest of NTT in order to promote fair and effective competition. With a view to providing better services to its customers and enhancing the interests of its shareholders, the management of NTT also decided that such separation was desirable.

In February 1991, NTT and the MPT agreed that this separation should be achieved by transferring the wireless telecommunications business first to DoCoMo the parent company and later to its eight regional subsidiaries. To achieve this purpose DoCoMo was incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunications operations in July 1992. In July 1993, DoCoMo the parent company transferred its wireless telecommunications operations (other than those in Kanto-Koshinetsu region which remained with DoCoMo the parent company) to its eight regional subsidiaries.

Prior to the transfer, DoCoMo had engaged several subcontractors in the respective regions for sales activities and other business and strategic reasons. In October 1993, DoCoMo merged with those regional subcontractors, and their shareholders became minority shareholders in DoCoMo and its regional subsidiaries, respectively. DoCoMo the parent company, however, is the majority-owner of each of its regional subsidiaries (see Note 19).

DoCoMo provides wireless telecommunications services such as cellular, packet communications services (wireless data communications services using packet switching), Personal Handyphone System (“PHS”) service (a wireless data and voice platform that enables customers to have higher speed access to the Internet, as well as to make calls), Quickcast (paging) service, satellite mobile communications service and in-flight telephone service, primarily on its own nationwide networks. In addition, DoCoMo sells handsets, pagers and related equipment. On October 1, 2001, DoCoMo launched the world’s first 3G (third generation) wireless communication service.

2.    Summary of significant accounting and reporting policies:

Basis of presentation

DoCoMo maintains its books and records in conformity with the Japanese Telecommunications Business Law and the related accounting regulations and accounting principles generally accepted in Japan (“Japanese GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DoCoMo’s books and records. The principal adjustments relate to accounting for goodwill, impairment of long-lived assets and investments, foreign currency translations, cost deferrals, derivative instruments and hedging activities and income tax effects on such adjustments.

Significant accounting policies are as follows:

Principles of consolidation—

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and intangible assets, impairment of long-lived assets, accounting for investments in affiliates, impairment of investments in affiliates, revenue recognition and realization of deferred tax assets.

Cash and cash equivalents—

DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required. Due to rapidtechnological changes associated with the wireless communications business, DoCoMo disposed of obsolete handsets during the years ended March 31, 2000, 2001 and 2002 totaling ¥18,162 million, ¥16,787 and ¥9,527 million ($71,794 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of operations and comprehensive income (loss).

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes interest cost incurred during the construction period, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings that are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets would be adjusted, as appropriate.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives of depreciable assets are as follows:

Wireless telecommunications equipment	6 to 15 years
Buildings and structures	15 to 60 years
Tools, furniture and fixtures	4 to 20 years
Other outside plant	10 to 42 years

Other outside plant includes equipment and structures comprising wireless base stations, including steel towers and concrete poles for antenna facilities. It is included in wireless telecommunications equipment in the consolidated balance sheets.

Depreciation expense for the years ended March 31, 2000, 2001 and 2002 was ¥522,881 million, ¥512,148 million and ¥540,762 million ($4,075,071 thousand), respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Included as property, plant and equipment as of March 31, 2002 is approximately ¥597,000 million ($4,499 thousand) in assets related to DoCoMo’s so called third generation (“3G”) service, FOMA. DoCoMo started the FOMA service during the year ended March 31, 2002 with a plan to expand geographic coverage in Japan over the next several years. The realizability of such assets is dependent on the successful deployment and expansion of the FOMA network and service, which is currently not determinable given the newness of such service. However, based on its current estimates and projections, management believes such assets are realizable.

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥25,711 million, ¥23,576 million and ¥20,285 million ($152,863 thousand), of which ¥4,012 million, ¥3,261 million and ¥ 3,056 million ($23,029 thousand) were capitalized for the years ended March 31, 2000, 2001 and 2002, respectively.

Investments in affiliates—

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo takes its share of income or losses of such investees on a three months lag basis in its consolidated statements of operations and comprehensive income (loss).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities—

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable taxes, included as a component of other comprehensive income (loss) in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in income.

For debt securities classified as held-to-maturity securities at March 31, 2001 and 2002, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value.

DoCoMo did not hold or transact activity in any trading securities during the years ended March 31, 2000, 2001 and 2002.

Intangible assets—

Intangible assets primarily consist of goodwill, internal-use software and rights to use certain telecommunications assets of wireline carriers. Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Prior to April 1, 2001, DoCoMo amortized such goodwill on a straight-line basis over the periods to be benefited, not to exceed 20 years. Goodwill amortization expense was ¥2,656 million for each of the years ended March 31, 2000 and 2001.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142 “Goodwill and Other Intangible Assets”, which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (“APB”) Opinion No. 17, “Intangible Assets”. As permitted, the Company has elected to adopt SFAS No. 142 beginning on April 1, 2001. SFAS No. 142 requires that (1) goodwill and (2) intangible assets that have indefinite useful lives not be amortized. Accordingly, the Company ceased amortization of all goodwill on April 1, 2001, including embedded goodwill created through the acquisition of its investments accounted for under the equity method. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software and rights to use telecommunications facilities of wireline carriers will continue to be amortized over their useful lives.

The standard also requires that (1) goodwill, excluding goodwill related to equity investments, and (2) intangible assets that have indefinite useful lives, be tested for impairment upon the initial application of the standard and at least annually thereafter. The Company completed the prescribed impairment tests under SFAS No. 142 and no impairment charge was required at date of adoption or for the year ended March 31, 2002.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill related to equity method investments will continue to be tested for other than temporary impairment in accordance with existing standards under APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”. See Note 6.

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

As a result of a decline in subscribers due to a migration to cellular service, DoCoMo recorded an impairment charge of ¥25,457 million during the fiscal year ended March 31, 2000, with respect to its Quickcast (paging) business. The write-down related primarily to paging network equipment and related software. The fair value of the impaired assets was determined using a discounted cash flow methodology of the future projected revenues and expenses of the paging business operations. Such write-down was reflected as part of depreciation expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Beginning April 1, 2001, goodwill is reviewed at least annually for impairment based on the fair value of the business unit to which it relates.

Derivative financial instruments—

DoCoMo uses interest rate swap and foreign exchange forward contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. These derivative financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating cash flows which offset the cash flows related to the underlying position in respect of amount and timing. DoCoMo does not hold or issue derivative financial instruments for trading purposes. Interest rate swap contracts are designated as hedges of the interest rate of certain debt instruments. Foreign currency risk associated with purchases of foreign investments is hedged through forward contracts.

As of April 1, 2001, DoCoMo adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”(as amended by SFAS No. 138), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contract, and hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. If a derivative is

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designated as a fair value hedge, all changes in the fair values of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in net unrealized gains or losses on derivative instruments which is a part of accumulated other comprehensive income, net of applicable income taxes and reclassified into earnings in the same period during which the hedged item or transaction affects earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. This statement requires that changes in the fair value of derivatives that do not qualify as a hedge be recognized currently in earnings. Realized and unrealized gains and losses on derivative instruments that hedge net capital exposures are recorded as foreign currency translation adjustments in accumulated other comprehensive income, net of applicable income taxes.

Prior to April 1, 2001, the interest payments relating to interest rate swap contracts were recorded in earnings on an accrual basis as an adjustment to interest expense.

The foreign currency gains and losses on foreign contracts were not recognized until the underlying transaction was completed. At that time, the gains or losses on such derivatives were recorded as an adjustment to the underlying transaction and recognized in income in the same period that the underlying transaction was recorded in earnings. Should an underlying hedged transaction settle or cease to exist, all changes in the fair value of the forward contracts that had not been settled would be recognized as a foreign exchange gain or loss.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employee benefit plans—

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition—

DoCoMo generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. DoCoMo sells equipment, including handsets, principally to approximately 1,000 primary distributors, while cellular service is sold to the ultimate subscriber directly or through third-party retailers who act as agent.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Mobile phone, PHS and Quickcast service revenues consist of fees for activation, base monthly service and airtime.

Prior to April 1, 2000, activation fees for wireless services were recognized as revenue when received and the related direct costs were expensed as incurred.

Effective April 1, 2000, DoCoMo adopted the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. The impact to DoCoMo pertains to the treatment of non-recurring upfront fees, such as activation fees, and the related direct costs. DoCoMo has revised its accounting policy to defer such activation fees and to recognize them as revenues over the expected term of the customer relationship which ranges from approximately two to six years

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depending on the service. The related direct costs, are being deferred only to the extent of the upfront fee amount and are being amortized over the same period. This change has been adopted, on a prospective basis, effective April 1, 2000. The effect on both revenues and expenses for prior periods was insignificant and it had no effect on related results of operations.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales are recognized as revenue upon delivery of the equipment to the customers.

Selling, general and administrative expenses—

Selling, general and administrative expenses include primarily commissions paid to agents for new service contracts and sales of handsets, payments for services rendered by related parties for rental of space by various DoCoMo sales offices, shared services such as data processing and certain collection services, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents represent a significant portion of selling, general and administrative expenses.

Research and development expenses—

Research and development expenses are charged to income as incurred. Such amounts charged to income for the years ended March 31, 2000, 2001 and 2002 were ¥81,670 million, ¥94,126 million and ¥99,454 million ($749,465 thousand), respectively.

Advertising costs—

Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses and amounted to ¥59,155 million, ¥66,324 million and ¥ 63,480 million ($478,372 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Income taxes—

DoCoMo records income taxes to recognize full inter-period tax allocations. Under the liability method of income tax accounting, deferred tax assets and liabilities are recorded for the estimated future tax effects of carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. The amount of the deferred tax asset or liability is determined by applying enacted statutory tax rates expected to be in effect during the carryforward periods or when the temporary differences reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In determining the valuation allowance, DoCoMo considers expected future taxable income and available tax planning strategies. To the extent future taxable income is lower than expected or tax planning strategies become unavailable, the estimated valuation allowance would be increased.

Earnings per share—

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at March 31, 2000, 2001 and 2002, and therefore there is no difference between basic and diluted earnings per share.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables of DoCoMo are translated at appropriate year-end current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss in the accompanying statements of operations and comprehensive income (loss).

Recent accounting pronouncements—

In November 2001, the Emerging Issues Task Force (“EITF”) reached a consensus on various related issues collectively referred to as “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”). EITF 01-09 codified and replaced several earlier consensuses covering the same matters as well as reached additional conclusions regarding scope and application of these issues. As it relates to DoCoMo, the basic conclusion of the EITF is that sales incentives or other consideration from a vendor to a reseller of the vendor’s products is presumed to be a reduction of the selling price of the vendor’s products and, therefore, should be characterized as a reduction of revenue when the sale to the reseller is recognized in the vendor’s income statement. That presumption can be overcome in certain circumstances based on specific criteria. DoCoMo will adopt EITF 01-09 effective April 1, 2002. EITF 01-09 will have no impact on reported financial position or results of operations for periods prior to the date of adoption. However, it will result in the reclassification of certain amounts previously classified in selling, general and administrative expenses as a reduction of equipment revenue. The adoption of EITF 01-09 may also result in an adjustment as of April 1, 2002 for the cumulative effect of changes in accounting principles in DoCoMo’s statement of operations.

In June 2001, FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations”. SFAS No.143 is effective for DoCoMo beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. DoCoMo is in the process of determining the impact, if any, that the adoption of SFAS No.143 will have on its results of operations and financial position.

In August 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supercedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurements of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes APB Opinion No. 30 “Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which updates and clarifies existing accounting pronouncements. Specifically, it rescinds SFAS No. 4 and SFAS No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” will now be used to classify those gains and losses. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 related to the rescission of SFAS No. 4 with earlier adoption permitted. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. The Company is currently evaluating the potential impact, if any, of SFAS No. 145 to its consolidated financial statements.

Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2002.

3.    U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002, which was ¥132.70 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.    Related party transactions:

As previously noted, DoCoMo is majority-owned by NTT, which is a holding company for more than 300 companies comprising the NTT group.

DoCoMo has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. DoCoMo’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DoCoMo’s offices and operations facilities, including its PHS business) based on actual usage, leasing of various telecommunications facilities and sales of DoCoMo’s various wireless communications services.

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2000, 2001 and 2002, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥134,192 million, ¥299,344 million and ¥121,555 million ($916,014 thousand), respectively.

On March 24, 2000, DoCoMo extended short-term unsecured loans of ¥30,000 million to NTT East and ¥10,000 million to NTT West. The amount of notes receivable from NTT group companies totaled ¥40,000

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million at March 31, 2000, and the interest income on these loans was approximately ¥3 million and ¥10 million for the years ended March 31, 2000 and 2001, respectively. Such notes receivable were repaid prior to March 31, 2001.

5.    Inventories:

Inventories as of March 31, 2001 and 2002 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Telecommunications equipment to be sold	¥105,244	¥93,363	$703,564
Materials and supplies	653	766	5,772
Other	1,507	1,871	14,100

Total	¥107,404	¥96,000	$723,436

6.    Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of March 31, 2001 and 2002:

	Ownership Percentage
Company name	2001		2002
Hutchison 3G UK Holdings Limited (“3GUK”)	20.00%		20.00%
Hutchison 3G HK Holdings Limited (“3GHK”)	n/a		25.37%
KPN Mobile N.V. (“KPNM”)	15.00%		15.00%
KG Telecommunications Co., Ltd. (“KGT”)	20.00%		21.42%
Hutchison Telephone Company Limited (“HTCL”)	19.00%	*	25.37%
DoCoMo AOL, Inc.	42.30%		42.30%
AT&T Wireless Services, Inc. (“AT&T Wireless”)	n/a		16.01%

*	The initial 19% investment in HTCL was made in the fiscal year ended March 31, 2000.

All of the above investments are privately held companies with the exception of AT&T Wireless. DoCoMo’s recorded investment in AT&T Wireless was ¥601,040 million ($4,529,314 thousand) as of March 31, 2002 and based on quoted market prices at that date, the related market value was ¥514,248 million ($3,875,268 thousand). DoCoMo reflects its investments in KPNM and AT&T Wireless on an equity method basis due to its ability to exercise significant influence over operating and financial policies primarily through board representation, technology alliances and/or financing agreements, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

AT&T Wireless—

On July 9, 2001 AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. As a result, DoCoMo began to account for its common stock investment in AT&T Wireless using the equity method based on its ownership percentage and ability to exercise significant influence and reclassified this investment to “Investments in Affiliates” from “Marketable Securities and Other Investments” in the accompanying balance sheets at the split-off date.

Under terms of the investment agreement, in certain circumstances, if AT&T Wireless fails to meet specific 3G wireless technology benchmarks in the United States by June 30, 2004, DoCoMo may require the repurchase of its investment in stock and warrants (See Note 7) at original purchase price plus interest at a predetermined rate. In addition, DoCoMo has agreed to certain standstill provisions for five years, which include that it will not acquire or agree to acquire any additional voting shares of AT&T Wireless, except in connection with the exercise of its existing preemptive rights or warrants. The standstill provisions will continue in effect after the five-year period as long as DoCoMo has the right to nominate at least one director to the board.

As part of its agreements with AT&T Wireless, the Company has a preemptive right to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. In December 2001, AT&T Wireless announced its intention to acquire a U.S. regional wireless operator, TeleCorp PCS, Inc. (TeleCorp), through an exchange of shares. In connection therewith, on December 28, 2001, the Company agreed, subject to the completion of the TeleCorp acquisition, to exercise its preemptive right to maintain its 16% ownership in AT&T Wireless at a price of $14.28 per share. The purchase of approximately 26.7 million additional shares of AT&T Wireless common stock for approximately $382 million was completed in February, 2002.

KPNM—

In connection with its investment in KPNM, DoCoMo entered into various agreements with it and its parent—Royal KPN N. V. (“KPN”). Key provisions include DoCoMo’s right to approve a fundamental change in the business of KPNM and restrictions on DoCoMo’s ability to buy or sell shares of KPNM during certain periods through August 2, 2004. In addition, DoCoMo is restricted from making investments and alliances, obtaining licenses or otherwise directly competing with KPNM in the Netherlands, United Kingdom, Belgium, Ukraine, Hungary, and the Czech Republic. Similarly, KPNM is restricted from engaging in such activities in Brazil, Japan or Hong Kong. Further, for the most part neither KPN nor its affiliates may own, operate, manage or otherwise hold, directly or indirectly, any interest in any mobile telecommunications infrastructure operator or a mobile virtual network operator within Europe other than through KPNM.

Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis, the Company reviewed the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary. The Company utilized cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing its reviews and estimating investment values.

As a result of such evaluations, the Company determined that there were other than temporary decline in values of certain investments and has recorded impairment charges aggregating ¥624,644 million ($4,707,189 thousand), net of deferred income taxes of ¥453,235 million ($3,415,486 thousand) for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million ($5,007,483 thousand) for AT&T Wireless, ¥320,481 million ($2,415,079 thousand) for KPNM, ¥36,461 million ($274,763 thousand) for KGT and ¥56,444 million ($425,350 thousand) for 3GUK. The impairment charges are included with equity in earnings (losses) of affiliates in the accompanying statement of operations and comprehensive income (loss).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company believes the remaining carrying values for its investments in affiliates approximate their fair values.

The following represents summarized financial information for DoCoMo’s investments in equity method investees for their most recent year ends. All affiliates are included in both fiscal years disclosures except for 3GHK and AT&T Wireless, which, as new equity investees, are reflected in the disclosures for the fiscal year ended March 31, 2002 only. The investee information for 2001 is presented in total, as there was no individual significant investee.

	Millions of yen
	2001	2002
	Total	AT&T Wireless	KPNM	Others
Balance sheet data:
Current assets	¥275,724	¥830,889	¥100,660	¥106,998
Noncurrent assets	4,317,130	4,674,329	4,034,564	1,236,787
Current liabilities	1,966,649	452,852	1,649,764	126,807
Noncurrent liabilities	977,978	1,490,903	1,192,530	276,362
Minority interest	—	6,070	—	—
Mandatorily redeemable common stock	—	1,011,265	—	—
Income statement data:
Revenues	¥519,024	¥1,655,499	¥506,330	¥163,581
Operating income (loss)	(79,593)	72,740	(28,304)	(20,151)
Income (loss) from continuing operations	(171,110)	24,328	100,252	(12,303)
Net income (loss)	(165,918)	(107,893)	84,468	(13,434)

	Thousands of U.S. dollars
	2002
	AT&T Wireless	KPNM	Others
Balance sheet data:
Current assets	$6,261,409	$758,553	$806,315
Noncurrent assets	35,224,785	30,403,647	9,320,174
Current liabilities	3,412,600	12,432,283	955,592
Noncurrent liabilities	11,235,139	8,986,662	2,082,607
Minority interest	45,742	—	—
Mandatorily redeemable common stock	7,620,686	—	—
Income statement data:
Revenues	$12,475,501	$3,815,599	$1,232,713
Operating income (loss)	548,154	(213,293)	(151,854)
Income (loss) from continuing operations	183,331	755,479	(92,713)
Net income (loss)	(813,060)	636,534	(101,236)

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings were ¥244 million, ¥509 million and ¥1,930 million ($14,544 thousand) as of March 31, 2000, 2001 and 2002, respectively. Dividends received from affiliates were ¥6 million, ¥12 million and ¥20 million ($151 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively. DoCoMo has not transacted business with its affiliates.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheet at March 31, 2002 approximates its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees.

7.    Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2001 and 2002 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Marketable securities:
Available-for-sale	¥6,857	¥5,269	$39,706
Held-to-maturity	3,324	26	196
Other investments	1,154,881	12,463	93,919

Total	¥1,165,062	¥17,758	$133,821

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2001 and 2002 are as follows:

	Millions of yen
	March 31, 2001
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥1,107	¥5,811	¥61	¥6,857
Held-to-maturity:
Debt securities	3,324	232	—	3,556

	Millions of yen
	March 31, 2002
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥971	¥1,610	¥105	¥2,476
Debt securities	2,601	192	—	2,793
Held-to-maturity:
Debt securities	26	2	—	28

	Thousands of U.S. dollars
	March 31, 2002
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$7,317	$12,133	$791	$18,659
Debt securities	19,601	1,447	—	21,047
Held-to-maturity:
Debt securities	196	15	—	211

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Proceeds	¥147	¥1,218	¥2,718	$20,482
Gross realized gains	25	1,012	1,369	10,317
Gross realized losses	(15)	(4)	(0)	(0)

Maturities of debt securities classified as held-to-maturity at March 31, 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002		2002
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥26	¥28	$196	$211
Due after 5 years through 10 years	—	—	—	—

Total	¥26	¥28	$196	$211

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Under the provisions of SFAS No. 133, and in connection with its adoption, DoCoMo reclassified investment securities carried at ¥3,598 million ($27,114 thousand) with a market value of ¥3,830 million ($28,862 thousand) from the “held-to-maturity” classification to the “available-for-sale” classification as of April 1, 2001. The effect of this change, net of tax, was an unrealized gain of ¥135 million ($1,017 thousand) recorded in other comprehensive income (loss). Other investments includes long-term investments in various privately held companies and, as discussed below, an investment in AT&T Wireless.

As discussed in Note 6, on January 22, 2001, DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. On July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. In this regard, a market value write-down of ¥28,534 million ($215,026 thousand) has been included in “Other, net” in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended March 31, 2002. The warrants continue to be included in “Marketable securities and other investments” in the accompanying consolidated balance sheets. Market value of the warrants was computed using the Black-Scholes option pricing methodology.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Intangible assets:

As previously noted, the Company adopted SFAS 142 effective April 1, 2001 and ceased amortization of goodwill at that date. The following table reflects the Company’s comparative net income (loss) before goodwill amortization under SFAS No. 142:

	Millions of yen			Thousands of U.S. dollars
	For the year ended March 31,			For the year ended March 31,
	2000	2001	2002	2002
Reported net income (loss)	¥256,564	¥401,755	¥(116,191)	$(875,592)
Add back: Goodwill amortization	2,656	2,656	—	—
Add back: Embedded goodwill amortization related to equity method investments	506	10,116	—	—

Adjusted net income (loss)	¥259,726	¥414,527	¥(116,191)	$(875,592)

	Yen			U.S. dollars
Basic and diluted earnings per share:
Reported net income (loss)	¥5,358.48	¥8,350.21	¥(2,315.48)	$(17.45)
Goodwill amortization	55.47	55.20	—	—
Embedded goodwill amortization related to equity method investments	10.57	210.25	—	—

Adjusted net income (loss)	¥5,424.52	¥8,615.66	¥(2,315.48)	$(17.45)

The following table displays the intangible assets that continue to be subject to amortization, as well as intangible assets not subject to amortization at March 31, 2001 and 2002.

	Millions of yen
	March 31, 2001
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:
Software for telecommunications network	¥223,493	¥126,492
Internal-use software	291,362	121,456
Rights to use telecommunications facilities of wireline carriers	45,477	9,717
Other	41,828	3,404

	¥602,160	¥261,069

Unamortized intangible assets:
Goodwill	¥5,312

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Millions of yen
	March 31, 2002
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:
Software for telecommunications network	¥277,536	¥137,500
Internal-use software	386,176	175,400
Rights to use telecommunications facilities of wireline carriers	48,135	14,727
Other	45,767	609

	¥757,614	¥328,236

Unamortized intangible assets:
Goodwill	¥5,312

	Thousands of U.S. dollars
	March 31, 2002
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:
Software for telecommunications network	$2,091,454	$1,036,172
Internal-use software	2,910,143	1,321,778
Rights to use telecommunications facilities of wireline carriers	362,736	110,980
Other	344,891	4,589

	$5,709,224	$2,473,519

Unamortized intangible assets:
Goodwill	$40,030

Amortization of intangible assets for the year ended March 31, 2002 was ¥99,743 million ($751,643 thousand). Estimated amortization of intangible assets for fiscal years ending March 31, 2003, 2004, 2005, 2006 and 2007 is ¥112,443 million, ¥97,564 million, ¥75,980 million, ¥54,400 million, and ¥23,594 million, respectively.

There was no change in the carrying amount of goodwill for the year ended March 31, 2002. The Company’s goodwill is included in the assets of the mobile phone business segment.

9.    Other assets

Other assets are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Deposits	¥55,069	¥57,475	$433,120
Deferred customer activation costs	60,100	65,005	489,864
Other	23,473	12,931	97,445

Total	¥138,642	¥135,411	$1,020,429

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Short-term borrowings and long-term debt:

All of DoCoMo’s borrowings are denominated in Japanese yen.

Short-term borrowings, excluding the current portion of long-term debt, at March 31, 2001 and 2002 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Unsecured short-term bank loans and commercial paper bearing interest at a weighted average rate of 0.21% and 0.13% per annum at March 31, 2001 and 2002, respectively	¥314,200	¥81,050	$610,776

Long-term debt at March 31, 2001 and 2002 comprised the following:

			Millions of yen		Thousands of U.S. dollars
	Interest rate	Maturities	2001	2002	2002
Unsecured corporate bonds	0.5%–2.7%	2002–2011	¥453,000	¥716,000	$5,395,629
Unsecured indebtedness to banks and insurance companies	0.3%–5.0%	2002–2011	675,968	632,282	4,764,748

		Sub-total	1,128,968	1,348,282	10,160,377
		Less: Current portion	(175,686)	(212,934)	(1,604,627)

		Total Long-term debt	¥953,282	¥1,135,348	$8,555,750

Interest rates on most of DoCoMo’s borrowings are fixed in nature. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2001 and 2002 totaled ¥23,119 million and ¥19,958 million ($150,399 thousand), respectively.

In April and May 2001, DoCoMo refinanced a portion of its short-term borrowings with long-term facilities. As such, ¥290,000 million of short-term borrowings have been classified as long-term debt as of March 31, 2001 in the above table and accompanying consolidated financial statements.

In April 2002, DoCoMo filed a shelf registration statement with the Kanto Finance Bureau of the Japanese Ministry of Finance pursuant to which DoCoMo may issue up to ¥1,000 billion of general domestic corporate bonds during the two-year period starting April 3, 2002. On April 30, 2002, the Company issued ¥100 billion 0.67% straight corporate bonds due June 20, 2007, the proceeds of which will be used primarily to repay long-term indebtedness.

The aggregate amounts of annual maturities of long-term debt at March 31, 2002, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2003	¥212,934	$1,604,627
2004	126,740	955,087
2005	146,655	1,105,162
2006	150,337	1,132,909
2007	154,556	1,164,702
Thereafter	557,060	4,197,890

	¥1,348,282	$10,160,377

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory defined benefit welfare pension plan represented approximately 7.7% of the total people covered by such plan as of March 31, 2002. The amount of expense allocated in DoCoMo’s consolidated statements of operations and comprehensive income (loss) related to the contributory plan for the years ended March 31, 2001 and 2002 was ¥5,118 million and ¥9,969 million ($75,124 thousand), respectively. The liability for employees’ benefits covered by such contributory plan was ¥5,324 million and ¥11,452 million ($86,300 thousand) as of March 31, 2001 and 2002, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

DoCoMo also sponsors a non-contributory defined benefit pension plan covering substantially all employees. The following tables present reconciliations of the changes in the non-contributory pension plan’s projected benefit obligations and fair value of plan assets at March 31, 2001 and 2002:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥122,480	¥148,695	$1,120,535
Service cost	7,498	8,567	64,559
Interest cost	3,897	4,380	33,007
Benefit payments	(6,283)	(6,283)	(47,347)
Plan amendment	(410)	334	2,517
Transfer of liability from NTT non-contributory funded pension plan	12,514	6,813	51,341
Actuarial loss (gain)	8,409	(2,250)	(16,956)
Other	590	750	5,652

Projected benefit obligation, end of year	¥148,695	¥161,006	$1,213,308
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥31,334	¥37,932	$285,848
Actual return on plan assets	(1,839)	(1,650)	(12,434)
Employer contributions	5,222	6,384	48,108
Benefits payments	(403)	(529)	(3,987)
Transfer of plan assets from NTT non-contributory funded pension plan	3,568	2,245	16,918
Other	50	—	—

Fair value of plan assets, end of year	¥37,932	¥44,382	$334,453
At March 31:
Funded status	¥(110,763)	¥(116,624)	$(878,855)
Unrecognized net losses	51,267	49,455	372,683
Unrecognized transition obligation	3,409	3,115	23,474
Unrecognized prior service cost	(15,990)	(14,420)	(108,666)

Net amount recognized	¥(72,077)	¥(78,474)	$(591,364)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
At March 31:
Liability for employees’ retirement benefits	¥(81,471)	¥(94,276)	$(710,444)
Intangible assets	10	732	5,516
Accumulated other comprehensive income	9,384	15,070	113,564

Net amount recognized	¥(72,077)	¥(78,474)	$(591,364)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(5,324)	¥(11,452)	$(86,300)

Total liability for employees’ retirement benefits	¥(86,795)	¥(105,728)	$(796,744)

The charges to income for the non-contributory pension plan for the years ended March 31, 2000, 2001 and 2002, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Service cost	¥6,936	¥7,498	¥8,567	$64,559
Interest cost on projected benefit obligation	4,050	3,897	4,380	33,007
Expected return on plan assets	(958)	(1,016)	(1,201)	(9,050)
Amortization of prior service cost	18	(1,203)	(1,235)	(9,307)
Amortization of actuarial loss	1,149	1,959	2,413	18,184
Amortization of transition obligation	619	720	633	4,770
Other	—	45	—	—

Net pension cost	¥11,814	¥11,900	¥13,557	$102,163

Assumptions in determination of net pension cost:
Discount rate	3.0%	3.0%	2.5%
Long-term rate of salary increases	3.0	3.0	3.0
Long-term rate of return on funded assets	3.0	3.0	2.5

Prior service cost and unrecognized net losses are being amortized over the expected average remaining service life of employees, while the unrecognized transition obligation is being amortized over 15 years on a straight-line basis.

From time to time, employees of NTT transfer to DoCoMo. Upon such transfer, NTT transfers the related vested pension obligation for each employee, along with a like amount of plan assets and cash. Therefore, the difference between the pension obligation and related plan assets transferred from NTT to DoCoMo, included in the above reconciliation, represents cash paid by NTT to DoCoMo, which has not been invested in plan assets.

Certain of DoCoMo’s employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of DoCoMo shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary,

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with a small contribution from DoCoMo. The expense recorded by DoCoMo for contributions made toward employee stocks purchases was not material to its results of operations for the years ended March 31, 2000, 2001 and 2002, respectively.

12.    Income taxes:

DoCoMo is subject to a number of different taxes, based on income, with an aggregate normal statutory tax rate of approximately 42 percent for the years ended March 31, 2000, 2001 and 2002, respectively. The effective tax rate for the years ended March 31, 2000, 2001 and 2002 was approximately 43 percent, 42 percent and 42 percent respectively. The difference between the effective tax rate and the normal statutory tax rate for the year ended March 31, 2000 related to non-deductible expenses.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Deferred tax assets:
Impairment write-down of investments in affiliates	¥—	¥453,235	$3,415,486
Write-down of investment in AT&T Wireless warrants	—	11,982	90,294
Depreciation	25,767	25,102	189,164
Accrued enterprise tax	18,756	26,903	202,735
Liability for employee benefits	23,041	31,591	238,063
Allowance for loyalty programs	10,472	32,468	244,672
Compensated absences	4,915	6,017	45,343
Net losses of affiliates	—	17,043	128,433
Accrued bonus	2,221	4,779	36,013
Revaluation of investments	4,096	4,242	31,967
Other	4,685	9,053	68,222

Total gross deferred tax assets	93,953	622,415	4,690,392
Deferred tax liabilities:
Marketable securities	2,450	772	5,818
Capitalized interest	3,966	4,243	31,974
Foreign currency translation adjustments	18,553	93,601	705,358
Other	306	1,605	12,095

Total gross deferred tax liabilities	25,275	100,221	755,245

Net deferred tax assets	¥68,678	¥522,194	$3,935,147

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Shareholders’ equity:

Under the Commercial Code of Japan (the “Code”), at least 50% of the issue price of new shares that are without a stated value is required to be designated as stated capital. The portion which is not designated as stated capital is determined by resolution of the Board of Directors and credited to additional paid-in capital.

The Code also provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors if the articles of incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the reserve equals 25 percent of stated capital computed in accordance with the Code. The amounts of statutory retained earnings of DoCoMo available for the payments of dividends to shareholders as of March 31, 2002 was ¥158,414 million ($1,193,775 thousand).

On February 23, 2001, DoCoMo sold 2,300,000 new shares, at ¥413,200 per share, in a global and domestic public offerings resulting in net cash proceeds of approximately ¥930 billion.

On January 25, 2002, the DoCoMo Board of Directors approved an increase in the number of authorized shares to 191,500,000 and declared a five-for-one common stock split. The record date for the split was on March 31, 2002, with distribution of the split shares on May 15, 2002. All historical share and per share data included in these financial statements have been adjusted to reflect this stock split.

Previously the Company had to have pre-approval of the shareholders in order to change the number of authorized shares of capital. However, the Code was revised in October 2001 to permit a change in the number of authorized shares of capital by resolution of the Board of Directors.

Cash dividends of ¥10,036 million ($75,629 thousand), ¥200 per share was approved at the shareholders’ meeting held on June 20, 2002. The dividends, which were declared by the Board of Directors on May 8, 2002, were paid on June 20, 2002 to shareholders of record as of March 31, 2002.

14.    Business segments:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes cellular service, FOMA service, packet communications service, satellite mobile communications service, in-flight telephone service and the equipment sales related to these services. The PHS business segment includes PHS service and the related equipment sales for such service. The Quickcast business segment includes paging service and related equipment sales for such service. The miscellaneous business segment includes international dialing service and other miscellaneous services, which in the aggregate are not significant. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Such management reports are prepared from the Company’s books and records and do not represent information in accordance with U.S. GAAP.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets include primarily cash, deposits, securities, loans and investments in affiliates. With respect to other common assets such as buildings for telecommunications purposes and common facilities, the amounts of such assets and related depreciation and amortization are allocated to each segment on a systematic and rational basis.

	Millions of yen
Year ended March 31, 2000	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Sub-total	Corporate	Total
Operating revenues	¥3,571,613	¥102,945	¥36,627	¥7,509	¥3,718,694	¥—	¥3,718,694
Operating expenses	2,875,863	202,632	85,807	8,632	3,172,934	—	3,172,934

Operating income (loss)	¥695,750	¥(99,687)	¥(49,180)	¥(1,123)	¥545,760	¥—	¥545,760

Assets	¥2,747,685	¥165,310	¥35,113	¥17,060	¥2,965,168	¥647,956	¥3,613,124

Depreciation and amortization	¥489,709	¥39,462	¥29,201	¥235	¥558,607	¥—	¥558,607

	Millions of yen
Year ended March 31, 2001	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Sub-total	Corporate	Total
Operating revenues	¥4,529,944	¥113,076	¥18,563	¥24,421	¥4,686,004	¥—	¥4,686,004
Operating expenses	3,640,785	204,776	39,741	23,540	3,908,842	—	3,908,842

Operating income (loss)	¥889,159	¥(91,700)	¥(21,178)	¥881	¥777,162	¥—	¥777,162

Assets	¥3,608,792	¥166,152	¥21,566	¥23	¥3,796,533	¥2,114,707	¥5,911,240

Depreciation and amortization	¥531,138	¥42,817	¥7,571	¥641	¥582,167	¥—	¥582,167

	Millions of yen
Year ended March 31, 2002	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Sub-total	Corporate	Total

Operating revenues	¥5,022,109	¥114,512	¥10,977	¥23,949	¥5,171,547	¥—	¥5,171,547
Operating expenses	3,954,523	173,223	17,370	23,578	4,168,694	—	4,168,694

Operating income (loss)	¥1,067,586	¥(58,711)	¥(6,393)	¥371	¥1,002,853	¥—	¥1,002,853

Assets	¥4,422,508	¥134,310	¥15,771	¥3,656	¥4,576,245	¥1,336,337	¥5,912,582

Depreciation and amortization	¥585,619	¥35,118	¥6,839	¥1,144	¥628,720	¥—	¥628,720

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2002	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Sub-total	Corporate	Total
Operating revenues	$37,845,584	$862,939	$82,721	$180,475	$38,971,719	$—	$38,971,719
Operating expenses	29,800,475	1,305,373	130,897	177,679	31,414,424	—	31,414,424

Operating income (loss)	$8,045,109	$(442,434)	$(48,176)	$2,796	$7,557,295	$—	$7,557,295

Assets	$33,327,114	$1,012,132	$118,847	$27,551	$34,485,644	$10,070,362	$44,556,006

Depreciation and amortization	$4,413,105	$264,642	$51,537	$8,621	$4,737,905	$—	$4,737,905

The variation in assets of the miscellaneous business segment from March 31, 2000 to 2001 is caused by a change in the classification of assets related to DoCoMo’s 3G cellular network. For management reporting purposes such assets were classified as part of the miscellaneous business segment as of March 31, 2000, while as of March 31, 2001, such assets are classified in the mobile phone business segment.

The tables that follow present reconciliations of segment operating revenues, operating expenses, operating income, assets and depreciation and amortization from the management reports information shown above, to U.S. GAAP amounts on a consolidated basis.

An explanation of the significant reconciling items is as follows:

Revenue recognition—

Activation fees are recorded as revenue when billed in the management reports, while related direct costs are expensed as incurred. Under U.S. GAAP such amounts should be deferred and recognized over the period of the customer relationship (See Note 2).

Classification of impairment charge—

DoCoMo classified the impairment charge related to its Quickcast (paging) business as part of “other (income) expense” for management reporting purposes. Under U.S. GAAP such impairment is reflected as an operating expense.

Classification of loss on inventory writedown—

DoCoMo classified the cost of inventory writedowns as part of “other (income) expense” for management reporting purposes. Under U.S. GAAP, such expenses are recorded as operating expenses.

Compensated absences—

The Company does not specifically account for compensated absences nor does it recognize a related liability in its management reports until such amounts are paid. Under U.S. GAAP, an employer shall accrue a liability for employees’ compensation for future absences if certain conditions are met.

Employee retirement benefits—

Represents the effect of differences in accounting for costs of employee retirement benefits between U.S. GAAP and management reporting due to actuarial calculations and timing recognition of components thereof including primarily transition adjustment, prior service costs and actuarial gains and losses.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease transactions—

The Company accounts for certain finance leases as operating leases in its management reports. Under U.S. GAAP, such leases are accounted for as capital leases under certain conditions.

Capitalization of intangible assets—

Amounts paid to acquire indefeasible rights to use certain telecommunications facilities are expensed by the Company as incurred in its management reports. Under U.S. GAAP, amounts paid for such rights to use are to be capitalized in certain circumstances.

Capitalized interest—

DoCoMo does not capitalize interest costs on borrowings for the construction of facilities in its management reports. Under U.S. GAAP, actual interest costs incurred to bring qualified assets to their intended use that theoretically could have been avoided if the expenditures for the assets had not been made, must be capitalized.

Investments in affiliates—

Represents differences in the Company’s management reports for amortization periods and carrying values of equity method goodwill and other miscellaneous accounting items for equity method affiliates.

Valuation of marketable securities—

Prior to April 1, 2000, marketable securities were presented at the lower of cost or market in the management reports. Subsequent to that date, the accounting for investments in marketable securities uses a fair value methodology similar to U.S. GAAP.

Translation of investments in foreign affiliates—

Foreign investments are translated at year end exchange rates for management reporting purposes, except for embedded goodwill which is translated at historical rates. Under U.S. GAAP, investments that are carried at cost are translated at historical rates and investments in equity affiliates are translated at the exchange rate as of the date of the most recent available financial statements of the investee. Translation adjustments for management reporting purposes are reversed for impairment write-downs or sales of the investments. Under U.S. GAAP, reversals of translation adjustments are only reflected for sale or substantial liquidation of the investment.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment write-down of investments in affiliates—

As noted above, translation adjustments are not reversed for impairment write-downs of investments in affiliates under U.S. GAAP.

Adjustments to reconcile segment operating revenues to U.S. GAAP operating revenues	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Segment operating revenues	¥3,718,694	¥4,686,004	¥5,171,547	$38,971,719
1) Revenue recognition	—	(16,638)	(4,409)	(33,226)

Consolidated operating revenue under U.S. GAAP	¥3,718,694	¥4,669,366	¥5,167,138	$38,938,493

Adjustments to reconcile segment operating expenses to U.S. GAAP operating expenses	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Segment operating expenses	¥3,172,934	¥3,908,842	¥4,168,694	$31,414,424
1) Revenue recognition	—	(16,638)	(4,409)	(33,226)
2) Classification of impairment charge	25,457	—	—	—
3) Classification of loss on inventory writedown	18,162	16,787	9,527	71,794
4) Compensated absences	1,956	2,161	2,694	20,301
5) Employee retirement benefits	(2,885)	(23,100)	(14,184)	(106,888)
6) Lease transactions	(5,038)	(3,841)	(2,194)	(16,533)
7) Amortization of intangible assets	1,368	1,367	1,368	10,309
8) Depreciation for capitalized interest costs	1,909	2,303	2,406	18,131
9) Other	(4,356)	2,865	2,349	17,702

Consolidated operating expenses under U.S. GAAP	¥3,209,507	¥3,890,746	¥4,166,251	$31,396,014

Adjustments to reconcile segment operating income to U.S. GAAP operating income	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Segment operating income	¥545,760	¥777,162	¥1,002,853	$7,557,295
1) Classification of impairment charge	(25,457)	—	—	—
2) Classification of loss on inventory writedown	(18,162)	(16,787)	(9,527)	(71,794)
3) Compensated absences	(1,956)	(2,161)	(2,694)	(20,301)
4) Employee retirement benefits	2,885	23,100	14,184	106,888
5) Lease transactions	5,038	3,841	2,194	16,533
6) Amortization of intangible assets	(1,368)	(1,367)	(1,368)	(10,309)
7) Depreciation for capitalized interest costs	(1,909)	(2,303)	(2,406)	(18,131)
8) Other	4,356	(2,865)	(2,349)	(17,702)

Consolidated operating income under U.S. GAAP	¥509,187	¥778,620	$1,000,887	$7,542,479

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adjustments to reconcile segment assets to U.S. GAAP assets	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Segment assets	¥3,613,124	¥5,911,240	¥5,912,582	$44,556,006
1) Deferred costs related to activation fees	—	108,926	113,334	854,062
2) Lease transactions	21,577	17,797	13,201	99,480
3) Capitalization of intangible assets	22,926	21,560	20,192	152,163
4) Capitalized interest	8,493	9,453	10,102	76,127
5) Investments in affiliates	—	14,079	75,999	572,713
6) Valuation of marketable securities	26,038	—	—	—
7) Translation of investments in foreign affiliates	—	(44,282)	222,497	1,676,692
8) Impairment write-down of investments in affiliates	—	—	(264,983)	(1,996,858)
9) Other	5,668	1,453	1,776	13,383
10) Deferred taxes related to reconciling items	(30,788)	(23,721)	(37,475)	(282,404)

Consolidated assets under U.S. GAAP	¥3,667,038	¥6,016,505	¥6,067,225	$45,721,364

Adjustments to reconcile segment depreciation and amortization to U.S. GAAP depreciation and amortization	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Segment depreciation and amortization	¥558,607	¥582,167	¥628,720	$4,737,905
1) Classification of impairment charge	25,457	—	—	—
2) Lease transactions	9,901	7,590	6,224	46,903
3) Amortization of intangible assets	1,368	1,367	1,368	10,309
4) Depreciation for capitalized interest costs	1,909	2,303	2,406	18,131
5) Other	2,244	2,171	1,787	13,466

Consolidated depreciation and amortization under U.S. GAAP	¥599,486	¥595,598	¥640,505	$4,826,714

15.    Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2001 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2001	2002	2002
Tools, furniture and fixtures	¥52,302	¥34,051	$256,602
Computer software	2,706	1,865	14,054

	55,008	35,916	270,656
Accumulated depreciation	(35,614)	(22,154)	(166,948)

	¥19,394	¥13,762	$103,708

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tools, furniture and fixtures are classified as part of property, plant and equipment while computer software is classified as part of intangibles and other assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2002 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2003	¥6,126	$46,164
2004	3,890	29,314
2005	2,115	15,938
2006	1,014	7,642
2007	312	2,351
Thereafter	153	1,153

Total minimum lease payments	13,610	102,562
Less—Amount representing interest	(157)	(1,183)

Present value of net minimum lease payments	13,453	101,379
Less—Amounts representing estimated executory costs	(1,029)	(7,754)

Net minimum lease payments	12,424	93,625
Less—Current obligation	(5,684)	(42,834)

Long-term capital lease obligations	¥6,740	$50,791

The above obligations are classified as part of other current and long-term liabilities, as appropriate. The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 2002 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2003	¥41	$309
2004	22	165
2005	7	53
2006	7	53
2007	4	30

Total minimum future rentals	¥81	$610

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Minimum rentals	¥60,685	¥63,192	¥59,958	$451,831

Litigation—

At March 31, 2002, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on its consolidated financial position or results of operations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment and inventories (primarily handsets). Commitments outstanding at March 31, 2002 amounted to ¥101,456 million ($764,552 thousand) (of which ¥3,468 million ($26,134 thousand) are with related parties) for property, plant and equipment and ¥90,773 million ($684,047 thousand) (of which none are with related parties) for inventories.

Contingencies—

In connection with its investment in HTCL, DoCoMo has agreed to provide a back-up guarantee in support of HTCL and Hutchison Telecommunications Limited, each of which has agreed to indemnify a certain financial institution in the event that this financial institution is called upon to perform under a guarantee that it has provided in support of HTCL with respect to certain contracts and obligations owed to governmental authorities by HTCL. DoCoMo has agreed to contribute up to HK$25,370 thousand (¥444 million, $3,346 thousand), which represents its proportionate share of the obligations of HTCL based on its percentage shareholding of HTCL.

16.    Other (income) expense:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Realized holding gains (net of losses) on marketable securities and other investments	¥(10)	¥(1,008)	¥(1,369)	$(10,317)
Foreign exchange gains	(127)	(2,123)	(829)	(6,247)
Rental revenue received	(1,499)	(1,434)	(1,885)	(14,205)
Write-down of warrants related to AT&T Wireless	—	—	28,534	215,026
Other—net	2,272	5,603	2,970	22,382

	¥636	¥1,038	¥27,421	$206,639

17.    Accumulated other comprehensive income:

The table that follows presents the change in accumulated other comprehensive income (loss):

	Millions of yen
	Unrealized gain (loss) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 1999	¥1,124	¥—	¥—	¥(1,888)	¥(764)
2000 change	13,883	—	(378)	(1,323)	12,182

Balance at March 31, 2000	¥15,007	¥—	¥(378)	¥(3,211)	¥11,418
2001 change	(11,672)	—	25,999	(2,636)	11,691

Balance at March 31, 2001	3,335	—	25,621	(5,847)	23,109
2002 change	(2,136)	(90)	105,147	(3,398)	99,523

Balance at March 31, 2002	¥1,199	¥(90)	¥130,768	¥(9,245)	¥122,632

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Thousands of U.S. dollars
	Unrealized gain (loss) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 2001	$25,131	$—	$193,075	$(44,061)	$174,145
2002 change	(16,096)	(678)	792,366	(25,607)	749,985

Balance at March 31, 2002	$9,035	$(678)	$985,441	$(69,668)	$924,130

18.    Fair value of financial instruments:

All cash and temporary cash investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair value.

Long-term debt, including current portion—

The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at March 31, 2001 and 2002 are as follows:

	Millions of yen				Thousands of U.S. dollars
	2001		2002		2002
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Long-term debt, including current portion	¥1,128,968	¥1,164,491	¥1,348,282	¥1,389,530	$10,160,377	$10,471,213

Risk management—

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. DoCoMo enters into interest rate swap and foreign currency forward contracts to manage these risks. These derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties.

Interest rate swap agreements—

Although most of DoCoMo’s debt carries a fixed rate of interest, a small portion carries floating rates. DoCoMo enters into interest rate swap agreements to manage interest rate risk on these floating rate liabilities. These interest rate swap agreements exchange floating rate interest payments for fixed rate interest payments.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2001 and 2002:

				Millions of yen
		Weighted average rate		March 31, 2001
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1996–2005	0.6%	2.7%	¥11,700	¥(461)

				Millions of yen
		Weighted average rate		March 31, 2002
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995–2005	0.3%	2.7%	¥7,500	¥(271)

				Thousands of U.S. dollars
		Weighted average rate		March 31, 2002
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995–2005	0.3%	2.7%	$56,518	$(2,042)

The interest rate swap agreements have remaining terms to maturity between 5 months and 4 years.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counter parties to terminate the swaps outstanding at March 31, 2001 and 2002.

Foreign exchange forward contracts—

DoCoMo has used foreign exchange forward contracts for the purpose of mitigating the risk of fluctuations in foreign exchange rates. DoCoMo had no foreign exchange forward contracts outstanding at March 31, 2001 or 2002.

Concentrations of risk—

As of March 31, 2002, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

19.    Subsequent events:

Share exchanges

The Company entered into memoranda of understanding (MOU), dated May 8, 2002, with its eight regional subsidiaries (NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the “Regional Subsidiaries”)) which provide that the Regional Subsidiaries shall become wholly-owned subsidiaries of the Company by way of share exchange. The purpose of the share exchange is to prepare for the possible adoption of consolidated tax reporting, upon enactment of the

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated Tax System in Japan, which is expected in the current fiscal year ending March 31, 2003 and to increase the DoCoMo group’s overall value by unifying its business and financing strategies.

The expected date of the share exchange is November 1, 2002 and it will be carried out based on share exchange ratios determined using the valuation of both the Company’s and Regional Subsidiaries’ common shares obtained from qualified independent third parties.

The Company intends to utilize treasury shares (approximately 860,000 shares) for the share exchanges.

Treasury Shares

On June 20, 2002, the shareholders approved a stock repurchase plan under which the Company may repurchase up to 1,000,000 shares at an aggregate amount not to exceed ¥500 billion.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED
March 31, 2000, 2001 and 2002

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2000
Allowance for doubtful accounts	¥23,981	¥13,830	¥14,958	¥22,853
2001
Allowance for doubtful accounts	¥22,853	¥15,196	¥14,146	¥23,903
2002
Allowance for doubtful accounts	¥23,903	¥14,188	¥16,062	¥22,029

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2002
Allowance for doubtful accounts	$180,128	$106,918	$121,040	$166,006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By:	/s/ Keiji Tachikawa
Keiji Tachikawa President and Chief Executive Officer

Date:    July 10, 2002

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the Board of Directors of the registrant (English translation)

1.4	— Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant*

2.2
— Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*

4.1	— Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	— Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	— Subscription Agreement among Royal KPN N.V., KPN Mobile N.V. and the registrant for A shares in KPN Mobile N.V., dated July 12, 2000*

4.4	— Shareholders Agreement among Royal KPN N.V., KPN Mobile N.V., the registrant, BellSouth Corporation and German Mobilfunk Investments, Inc., dated July 12, 2000*

4.5	— Registration Rights Agreement among Royal KPN N.V., KPN Mobile N.V., the registrant, BellSouth Corporation and German Mobilfunk Investments, Inc., dated August 2, 2000*

4.6	— Agreement Releasing BellSouth and BellSouth Investment from the KPN Mobile N.V. Shareholders’ Agreement, dated January 30, 2002

8.1	— List of Subsidiaries*

99.1	— Letter to Securities and Exchange Commission regarding Asahi & Co. representations to NTT DoCoMo, Inc.

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.