Form 20-F
period 2003-03-31
NTT DOCOMO INC
filed 2003-07-03
CIK 1166141

As filed with the Securities and Exchange Commission on July 3, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number: 1-31221

Kabushiki Kaisha NTT DoCoMo

(Exact name of registrant as specified in its charter)

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

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

As of March 31, 2003, 50,170,406 shares of common stock were outstanding, comprised of 50,097,068 shares and 7,333,800 ADSs (equivalent to 73,338 shares).

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☒

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	The successful development of our 3G services is subject to market demand.

•	The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

•	Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

•	Our i-mode system is subject to various inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our services, congest our system and adversely affect our financial results.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures may adversely affect our financial condition and results of operations.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in Item 3.D. and elsewhere in this annual report.

PART I

As used in this annual report, references to “DoCoMo”, “we”, “our” and “us” are to NTT DoCoMo, Inc. and its subsidiaries except as the context otherwise requires.

“Fiscal 2002” refers to our fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

Item 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data.

The following tables include selected historical financial data as at and for the fiscal years ended March 31, 1999 through 2003. The data for the years ended March 31, 1999 through 2002 in the first table is derived from our audited consolidated financial statements prepared in accordance with Japanese GAAP. These Japanese GAAP consolidated financial statements are included in our annual securities reports which we have filed with the Japanese authorities pursuant to the Securities and Exchange Law of Japan. The data as at and for the fiscal years ended March 31, 2000 through 2003 in the second table is derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP which are included elsewhere in this annual report.

Starting with the fiscal year ended March 31, 2003, we no longer prepare Japanese GAAP consolidated financial statements and instead disclose U.S. GAAP consolidated financial statements for domestic reporting purposes. Accordingly, there is no Japanese GAAP financial data for the fiscal year ended March 31, 2003.

SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH JAPANESE GAAP

	As at and for the year ended March 31,
	1999	2000	2001	2002
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥2,551,660	¥3,008,726	¥3,636,909	¥4,157,868
Equipment sales	566,738	709,968	1,049,095	1,013,679

Total	3,118,398	3,718,694	4,686,004	5,171,547
Operating expenses	2,609,849	3,172,934	3,908,842	4,168,694

Operating income	508,549	545,760	777,162	1,002,853
Other expenses (income):
Interest and bond issue costs	32,447	25,061	23,119	19,890
Interest income	(2,962)	(976)	(864)	(154)
Equity in net losses of affiliates	68,114	1,532	31,846	125,899
Stock offering costs	38,780	777	20,355	—
Special loss(1)(2)	—	25,458	—	812,898
Other, net	21,824	16,249	15,787	3,844

	158,203	68,101	90,243	962,377

Income before income taxes and minority interest	350,346	477,659	686,919	40,476
Income taxes
Current	120,732	255,631	322,523	453,914
Deferred	6,382	(48,626)	(21,912)	(443,370)

	127,114	207,005	300,611	10,544

Income before minority interest	223,232	270,654	386,308	29,932
Minority interest	18,417	18,514	20,802	29,069

Net income	¥204,815	¥252,140	¥365,506	¥863

Per Share Data
Net income per share(3)	¥4,729	¥5,266	¥7,597	¥17
Dividends declared and paid per share(4)	¥40	¥300	¥200	¥200
Dividends declared and paid per share(5)	$0.30	$2.63	$1.90	$1.64
Balance Sheet Data
Working capital	¥497,052	¥187,071	¥(503,774)	¥137,051
Property, plant and equipment, net	1,800,391	1,986,623	2,288,878	2,570,680
Total assets	3,331,137	3,613,124	5,911,240	5,912,582
Total debt(6)	1,042,489	829,587	1,443,168	1,429,332
Total liabilities (including minority interest)	1,632,625	1,677,596	2,596,394	2,677,513
Total shareholders’ equity	1,698,512	1,935,528	3,314,846	3,235,069
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	491,031	612,269	651,605	679,209
Cash flows from operating activities	725,661	1,041,188	839,312	1,329,616
Cash flows from investing activities	(1,196,717)	(995,952)	(2,737,112)	(1,122,038)
Cash flows from financing activities	943,100	(217,331)	1,535,195	(24,954)

(1)	Write-down of fixed assets related to Quickcast service for the year ended March 31, 2000.
(2)	Write-down of ¥812,898 million in investments in affiliated companies for the year ended March 31, 2002.
(3)	Net income per share information is calculated by dividing net income by the weighted average number of shares outstanding during the relevant period after adjusting to reflect (i) the stock split (five-for-one) that took effect on August 17, 1998, (ii) the stock split (five-for-one) that took effect on September 13, 1999 and (iii) the stock split (five-for-one) that took effect on May 15, 2002.
(4)	The dividends declared and paid per share have been adjusted to reflect (i) the stock split (five-for-one) that took effect on August 17, 1998, (ii) the stock split (five-for-one) that took effect on September 13, 1999 and (iii) the stock split (five-for-one) that took effect on May 15, 2002.
(5)	The dividends declared and paid per share were translated into U.S. dollars at the relevant record date.
(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

SELECTED FINANCIAL DATA PREPARED IN ACCORDANCE WITH U.S. GAAP

	As at and for the year ended March 31,
	2000	2001	2002	2003	2003
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥3,008,726	¥3,620,271	¥4,153,459	¥4,350,861	$36,850
Equipment sales(1)	345,320	557,785	505,795	458,227	3,881

Total(1)	3,354,046	4,178,056	4,659,254	4,809,088	40,731
Operating expenses(1)	2,844,859	3,399,436	3,658,367	3,752,369	31,781

Operating income	509,187	778,620	1,000,887	1,056,719	8,950
Other expenses, net	21,359	20,489	44,496	13,751	117

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	487,828	758,131	956,391	1,042,968	8,833
Income taxes	211,072	317,337	399,643	454,487	3,849

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	276,756	440,794	556,748	588,481	4,984
Equity in net losses of affiliates(2)	(1,730)	(17,767)	(643,962)	(324,241)	(2,746)
Minority interests in earnings of consolidated subsidiaries	(18,462)	(21,272)	(28,977)	(16,033)	(136)

Income (loss) before cumulative effect of accounting change	256,564	401,755	(116,191)	248,207	2,102
Cumulative effect of accounting change(1)	—	—	—	(35,716)	(302)
Net income (loss)	¥256,564	¥401,755	¥(116,191)	¥212,491	$1,800

Per Share Data
Basic and diluted earnings (loss) per share	¥5,358	¥8,350	¥(2,315)	¥4,254	$36.03
Dividends declared and paid per share(3)	¥300	¥200	¥200	¥200
Dividends declared and paid per share(4)	$2.63	$1.90	$1.64	$1.51
Balance Sheet Data
Working capital	¥150,167	¥(248,816)	¥107,013	¥586,679	$4,969
Total property, plant and equipment, net	2,041,973	2,339,374	2,618,992	2,676,128	22,666
Total assets	3,667,038	6,016,505	6,067,225	6,058,007	51,309
Total debt(5)	829,587	1,443,168	1,429,332	1,348,368	11,420
Total liabilities	1,633,233	2,620,159	2,671,717	2,582,018	21,869
Total shareholders’ equity	1,976,158	3,318,587	3,291,883	3,475,514	29,436
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	627,838	646,715	679,709	779,545	6,602
Cash flows from operating activities	1,060,139	857,846	1,341,088	1,584,610	13,421
Cash flows from investing activities	(999,964)	(2,744,215)	(1,125,093)	(871,430)	(7,381)
Cash flows from financing activities	(232,270)	1,523,764	(33,372)	(333,277)	(2,823)
EBITDA(6)	1,137,025	1,425,335	1,680,596	1,836,264	15,552
Margins (percent of operating revenues):
EBITDA margin(6)	33.9%	34.1%	36.1%	38.2%
Operating income margin	15.2%	18.6%	21.5%	22.0%
Net income margin	7.6%	9.6%	(2.5%)	4.4%

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and operating expenses for the fiscal years ended March 31, 2000, 2001 and 2002 have been reclassified. Equipment sales and operating expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, operating expenses, amounting to ¥364,648 million, ¥491,310 million and ¥507,884 million for the years ended March 31, 2000, 2001 and 2002, respectively, have also been reclassified as a reduction of equipment sales. The cumulative effect of this accounting change relates to the timing for recognizing commissions payable to agents.
(2)	Includes write-downs of investments in affiliates, and is net of deferred taxes of ¥470,278 million and ¥226,450 million in the year ended March 31, 2002 and 2003, respectively. See Note 6 of the Notes to the Financial Statements.
(3)	The dividends declared and paid per share have been adjusted to reflect the stock split (five-for-one) that took effect on September 13, 1999 and the stock split (five-for-one) that took effect on May 15, 2002.
(4)	The dividends per share were translated into U.S. dollars at the relevant record date.
(5)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.
(6)	We define EBITDA as operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. We define EBITDA margin as EBITDA as a percentage of our total operating revenues. We believe that both EBITDA and EBITDA margin are relevant and useful information as these are important measures used by our management to measure our operating profits and losses. EBITDA and EBITDA margin should not be construed as alternatives to operating income or any other measure of performance determined in accordance with U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities in accordance with U.S. GAAP. EBITDA and EBITDA margin, as we have defined them, are different from EBITDA within the meaning of Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For further information regarding EBITDA and EBITDA margin and a reconciliation to the most directly comparable GAAP financial measures, see Item 5.A. “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures”.

EXCHANGE RATE DATA

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average(1)	Period-end
1999	¥147.14	¥108.83	¥128.10	¥118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07

Calendar Year 2002
December	124.99	118.38	121.89	118.75

Calendar Year 2003
January	120.18	117.80	118.81	119.96
February	121.30	117.14	119.34	118.22
March	121.42	116.47	118.69	118.07
April	120.55	118.25	119.90	119.07
May	119.50	115.94	117.37	119.50
June (through June 27, 2003)	119.72	117.46	118.25	119.72

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥118.07, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. The noon buying rate for Japanese yen on June 27, 2003 was $1.00 = ¥119.72.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

The successful development of our 3G services is subject to market demand and scheduling difficulties.

We have invested and plan to continue to invest significantly in the research and development, construction, implementation and expansion of our third generation, or 3G, wireless services. As of March 31, 2003, we offered 3G services to approximately 330,000 subscribers, a smaller number of subscribers than we had expected to have by that date when we started 3G commercial services in October 2001.

As is common with undertakings of this scale and complexity, we have experienced various technical and scheduling difficulties, including software, network and handset technical problems and delays. We have resolved many of these problems, but we cannot be certain that we will not encounter new problems or will be able to successfully resolve such problems when they arise. From time to time, technical issues continue to cause delays in new developments in our 3G services, such as the introduction of new handsets, which could prevent us from realizing expected 3G revenues in future periods.

As the competition for 3G services in Japan grows more intense, there are a number of uncertainties that may delay the development of our 3G services. In particular, we cannot be certain that:

•	our 3G network and services will deliver the quality and levels of services currently anticipated;

•	we will be able to provide all planned 3G services, or that we will be able to provide such services on our current schedule, and that developing and providing such services will not be more costly than expected;

•	the 3G services we offer and plan to offer will be attractive to current and potential subscribers;

•	manufacturers and content providers will create and offer products, including handsets for our 3G system and contents specifically for our 3G i-mode service, on a timely basis;

•	we will be able to reach our goal of 1.46 million 3G subscribers by March 31, 2004;

•	there will be sufficient demand for 3G services to offer these services profitably;

•	competitors’ 3G services or similar services will not be more popular among potential subscribers than ours; or

•	the release of 3G global handsets will not be delayed or our 3G global roaming services will not experience technical problems.

If we experience substantial problems with our 3G services, or if we fail to introduce new handsets and services according to our schedule, it may impair the success of our 3G services, delay or decrease our revenues and therefore may hinder our growth or our recovery of our significant capital investments in 3G services.

The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including the reorganization of NTT and its consolidated subsidiaries, elimination of foreign ownership restrictions (except in the case of NTT) and tariff regulation. This may intensify competition from both domestic and international competitors.

Various governmental bodies have recommended or considered changes that could affect the mobile telecommunications industry, and the government continues to consider future legal and regulatory changes that could have an adverse affect on us. These include:

•	revision of the radio frequency spectrum allocation system, including reallocation of spectrum to ensure the use by the fourth generation, or 4G, system and by the 5GHz-band wireless access system and the possible implementation of an auction system in which, in the future, additional spectrum would be allocated to the highest bidder;

•	protection of privacy;

•	an expectation that NTT will promote competition through a voluntary action plan, including realization of competition within the NTT group by decreasing NTT’s ownership percentage in our company;

•	allowing users who shift services between cellular phone carriers to take their cellular telephone number with them when they switch to a new cellular phone carrier;

•	measures to open up mobile Internet platforms and segment platform functions such as authentication and payment collection where dominant carriers are assumed to have market power;

•	rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting and collecting content fees for i-mode service and from putting i-mode service on our cell phone handsets as an initial setting;

•	measures to insure fair competition in the telecommunications service market; and

•	government prohibition of or restrictions on certain content, transactions or mobile Internet services such as i-mode.

It is difficult to predict with certainty if any of the above changes will be made to the relevant laws and regulations and, if they are made, the extent to which our business will be affected. However, the implementation of one or more of changes described above, or other changes to laws and regulations, could seriously affect our financial condition and results of operations.

Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.

In 2002, in a dispute between Heisei Denden Co., Ltd., a new local telephone operator, and us, the government ordered that the right to set prices for calls made from fixed line phones of Heisei Denden to our cell phones be transferred from us to Heisei Denden. This principle will be applied to other interconnections among other local operators, except NTT East and NTT West, and mobile operators. In addition, the Ministry of Public Management, Home Affairs, Posts and Telecommunications recently conducted a study regarding which entity should have the right to set prices when calls are made to cell phones from fixed line phones and from Internet phones. As a result of its study, the MPHPT determined that intermediate operators should have the right to set prices for calls made to cell phones from fixed line phones using NTT East or NTT West when the caller selects an intermediate operator for those calls. These developments may have a substantial adverse effect on our results of operations as we may only be able to charge interconnection charges for those calls for which we do not retain the right to set the price. Even if we do not lose our right to set prices for calls made to cell phones from fixed line phones using NTT East or NTT West when callers do not select an intermediate operator, we may suffer from increased price competition for the calls for which we continue to hold the pricing right as other operators with newly acquired rights begin to lower their prices. In addition, if callers use Internet phones rather than fixed-line phones to place calls to cell phones, this will also decrease our profitability as we do not receive any revenues other than interconnection charges from calls made to cell phones from Internet phones.

Increasing competition from other cellular service providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

We are experiencing increasing competition from other cellular service providers like J-Phone and KDDI which have introduced popular new products such as 3G phones and cellular phones equipped with built-in cameras, global-positioning systems and global roaming services. In April 2003, KDDI began trial service of a new high-speed 3G cell phone system called EV-DO in the fifteen wards of Tokyo to augment its 3G cell phone service. In addition, new technologies, such as wireless LANs which allow users to quickly and efficiently send and receive data, are adding users and thereby increasing competition for us. Other new services and technologies, particularly new low price and fixed price services, such as prepaid phones and calling cards, IP cellular and fixed line phones, MVNOs (mobile virtual network operators), fixed line broadband ADSL high-speed Internet services and optical fiber services may take customers away from us, cause us to lower our prices in order to retain existing customers and telecommunication traffic or result in lower average revenue per unit as customers use our services less frequently than in the past.

Furthermore, the effect of emerging and future technological changes on the viability or competitiveness of our services cannot be predicted with certainty. Though we launched our wireless LAN services on a commercial basis in July 2002, and believe that we can attain synergy by offering both 3G phones and wireless LANs, there is no assurance that wireless LANs or other similar technologies currently existing or being developed will not increase competition for our products in the future, cause us to lower prices, decrease our customer base and have an adverse effect on our financial condition and results of operations. In addition, prepaid cell phones, which are easy to purchase and prevent overuse, may become popular in the current economic environment in Japan, which may decrease our revenues.

Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

In the year ended March 31, 2003, we acquired approximately 3.08 million new subscribers, down from 4.76 million new subscribers in the year ended March 31, 2002, and 6.67 million in the year ended March 31, 2001. Our future subscriber acquisitions may continue to decrease and may not meet our expectations due to a number of factors, such as increasing price competition and service selection from other cellular phone carriers and other technologies, saturation of the Japanese cellular market and regulatory changes.

In addition to acquiring new subscribers, we may be unable to maintain existing subscribers at expected levels. Over the past five fiscal years, we have maintained a low churn rate by implementing certain measures, including offering discounts for long-term subscribers as well as incentives provided for handset replacement, introducing i-mode, i-shot, which allows users to take and send pictures using camera-equipped cell phones, and other new services and products, and maintaining a high level of customer confidence in our network and services. However, there is no assurance that we will be able to continue to retain subscribers at expected high levels due to factors such as increasing price and service competition from other cellular phone carriers, particularly if Japan eventually follows the trend toward number portability that has affected cellular phone carriers in other countries such as the United States. Also, we may have to spend more on subscriber retention than we anticipate as a result of increased competition for subscribers.

Furthermore, average monthly revenue per unit, or ARPU, has been steadily declining each year for the past four fiscal years, from aggregate ARPU of ¥9,270 in fiscal 1998 to ¥8,120 in fiscal 2002, and may further decline because of, among other reasons, reductions in rates, wider penetration into lower usage subscriber segments, some subscribers using i-mode e-mails instead of voice calls and Japan’s stagnant economy. ARPU is a combination of revenues from voice services and revenues from i-mode services. Declines in voice ARPU have been partially offset by increases in i-mode ARPU. In order to offset declines in voice ARPU, we have introduced new services such as i-shot, and supported the growth of existing services such as i-motion mail, which enables users to attach video files to e-mails. We hope such efforts will promote the growth of i-mode ARPU and help attract new customers. However, even if these services are introduced in accordance with our plans and our customer base continues to grow, there is no assurance that revenues from i-mode services or new customers will be able to offset declines in voice ARPU.

We believe that one key to our future growth will be increasing data transmission traffic, video-phone traffic on our 3G handsets and related increases in revenues. However, our future growth may be limited if:

•	our new and existing handsets suffer from technical problems;

•	the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market in a timely manner;

•	our current and future i-mode, data transmission and other services fail to be attractive to present and potential subscribers, and fail to achieve continued or new growth;

•	our 3G services fail to become popular;

•	we are not successful in expanding our services for person-to-machine and machine-to-machine communications;

•	our 3G system does not grow as fast as we expect or we experience technical or customer satisfaction problems with our 3G system and services;

•	competition increases significantly and results in our losing significant numbers of subscribers or capturing a significantly lower market share of new subscribers; or

•	our retention costs rise as a result of increased competition or increased sales commissions paid to agents who sign up subscribers.

Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

One of the principal limitations on a cellular network’s capacity is the amount of radio frequency spectrum it can use. We have limited spectrum available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular network operates at or near the current capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited capacity of our base stations and switching centers during peak usage periods or if our subscriber base dramatically increases.

We have made improvements to our network’s capacity and in the technology we use, including the introduction of dual-band handsets for our 800 MHz and 1.5 GHz networks, and we expect these efforts will enable us to use our existing spectrum more efficiently. However, in light of the growth in our subscriber base, there can be no assurance that these efforts will result in improved service quality. In addition, as our competitors are not experiencing capacity problems to the same extent, if we are not able to successfully address such problems in a timely manner, we may experience constraints on the growth of our wireless services or lose subscribers to our competitors in areas where quality problems occur.

The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

For our 3G system, we are currently using Wideband Code Division Multiple Access, or W-CDMA, technology that is one of the global cellular telecommunications standards approved by the International Telecommunications Union, or ITU, as part of its efforts to standardize 3G cellular technology through the issuance of guidelines known as IMT-2000. We may be able to offer our services, such as global roaming, worldwide if enough other wireless operators introduce W-CDMA technology compatible with ours. We believe that our other international affiliates, strategic allies and a significant number of other wireless operators will do so. However, if enough other wireless operators do not adopt W-CDMA compatible technology, we may not be able to offer global roaming and other services as expected and we may not be able to realize the benefits of economies of scale, including in terms of purchasing power and of access to content, that we currently anticipate. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to successfully and promptly adapt their handsets and network equipment if we make changes in the 3G technology we use or if the ITU recommends changes to the specifications for W-CDMA.

Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

One of the major components of our overall strategy is to increase our corporate value through overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations outside Japan which we believe could help us achieve this objective. In order to promote this strategy, to date, we have invested approximately ¥1.9 trillion and acquired minority equity stakes in overseas operators, including AT&T Wireless Services, Inc., Hutchison 3G UK Holdings Ltd., KG Telecommunications Co., Ltd., Hutchison Telephone Company Limited and others. However, the current value of these investments is disappointing. There can be no assurance that we will be able to maintain or enhance the value or performance of overseas operators in which we have invested or may invest in the future, or that we will achieve the returns or benefits expected from these investments, alliances or collaborations.

In general, acquiring minority equity stakes gives us substantially less influence over our partner overseas carriers than establishing or acquiring subsidiaries in those markets. If another company acquires control of management in one of our strategic partners or if we decide to dissolve, exit or reduce our interest in a strategic partnership, we might not realize the anticipated benefits of our investment in and strategic alliance with such partner. Furthermore, we might lose our ability to participate in the strategic development of the telecommunications industry in the affected country or region.

Telecommunications companies and wireless operators, including our investee companies, have experienced a variety of negative developments in recent years, including increased competition, increased debt burdens (from, among other factors, the cost of 3G spectrum licenses purchased at auction), significant volatility in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If a loss in the value of our investment in any investee company takes place and such loss in value is other than a temporary decline, we may be required to adjust the carrying value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize a loss for any decline in the value of our investment in such investee company. In either event, our financial position or results of operations could be significantly and adversely affected.

We monitor and review the value of our overseas investments from time to time as required by relevant accounting principles, which require us to consider, among other things, declines in earning capacity, and with respect to publicly listed companies in which we have invested, such as AT&T Wireless Services, Inc., reported market price. We recognized impairment losses equal to ¥319.6 billion, net of deferred taxes of ¥225.5 billion, with respect to our interests in some of our overseas affiliates in fiscal 2002. The gross impairment charges were ¥284.1 billion for AT&T Wireless Services, Inc., ¥117.9 billion for KPN Mobile N.V., ¥9.6 billion for KG Telecommunications Co., Ltd. and ¥123.2 billion for Hutchison 3G UK Holdings Ltd. We plan to further monitor and review the value of our investments in all of our overseas affiliates in light of any future developments and may be required to recognize further impairment charges for investments in any of our overseas investee companies.

The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

On December 1, 1998, we took over the Personal Handyphone System, or PHS, businesses operated by other subsidiaries of NTT and began to integrate them with our existing businesses. Since then, the PHS businesses have operated at a loss, including losses of ¥28.3 billion in fiscal 2002, ¥59.8 billion in fiscal 2001 and ¥93.2 billion in fiscal 2000 on a U.S. GAAP basis (see Note 14 of the Notes to the Financial Statements).

There were 1.7 million PHS subscribers as of March 31, 2003, 1.9 million as of March 31, 2002, and 1.8 million as of March 31, 2001. We have recently introduced fixed price PHS services for wireless computer connections. There can be no assurance, however, that we will be able to increase our subscriber numbers to expected levels through new product and service introductions such as “WRISTOMO”, a wristwatch PHS mobile phone, that our fixed price PHS business will achieve the results we expect, that operating losses will decrease, that customers will continue to use PHS services or that these services will not become obsolete with the introduction of 3G, i-shot camera-equipped cell phones or other products and services by us or our competitors.

Our i-mode system is subject to various fraudulent and inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our service, congest our system and adversely affect our financial results.

Unsolicited bulk e-mail is a problem for our i-mode service. Our customers who have i-mode cellular phones are able to send and receive text messages on their phones. However, this function also means that they are subject to receiving a large number of unsolicited bulk e-mail messages. Not only does unsolicited bulk e-mail congest our system, it is a great inconvenience to our customers and may decrease customer satisfaction, causing a reduction of our i-mode subscribers. For example, many of our customers receive unsolicited e-mail inviting customers to on-line dating services, or receive other unlawful contents such as fraudulent claims demanding immediate payment for services that were not provided. Such unsolicited e-mail is annoying to many of our customers and may cause them to be less satisfied with our service, either of which could adversely affect our financial results. In addition, we may be subject to lawsuits from customers claiming that they were damaged by their use of third-party websites that they used after receiving unsolicited e-mail through our i-mode system or claiming that they were damaged by disclosure of personal information.

Furthermore, we spend money to enact countermeasures to prevent unsolicited e-mail from reaching our subscribers. For example, we have invested in technology that enables i-mode users to block all e-mails sent from particular addresses or domains, started to block any e-mails sent to large numbers of invalid e-mail addresses, and provided PDC i-mode users with up to 400 packets per month (worth ¥120 per month) of free packet-data communication. The countermeasures cost our company approximately ¥42 billion in lost revenues in fiscal 2002. We are also incurring expenses related to modifying our system to help screen unsolicited bulk e-mail as well as expenses related to stopping this problem through legal proceedings. While our countermeasures have succeeded so far in preventing our churn rate from increasing, we cannot be certain that we will continue to be successful in the future.

Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

NTT currently owns 63.0% of our issued and outstanding shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications, or MPT, in April 1992, NTT will retain the right to control our management as a majority shareholder, including the right to appoint our directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of wireless phone users and others, including by causing cancer and vision loss and interfering with various electronic medical devices, including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through reduced subscriber growth, reduction in subscribers, reduced usage per subscriber, reduced financing available to us or litigation, and may also potentially adversely affect our financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a link between electric wave emissions and health problems.

Furthermore, although the electric wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan, including guidelines regarding the specific absorption rate of electric waves, and the International Commission on Non-Ionizing Radiation Protection, the guidelines of which are regarded as an international safety standard, the Electromagnetic Compatibility Conference of Japan has confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones. There is a possibility that further regulations or restrictions could limit our ability to expand our market or our subscriber base or otherwise adversely affect us.

System failures may adversely affect our financial condition and results of operations.

We are dependent on our nationwide PDC, PHS and 3G networks in order to provide our voice and packet services to our subscribers. We have invested trillions of yen in our network, which includes base stations, antennas, switching centers and transmission lines. Our systems could fail due to a number of reasons, including damage from earthquakes, which are common in Japan, and power shortages, which may occur in the greater Tokyo area during the summer of 2003 as a result of problems at Japanese nuclear power plants. Additional causes of potential system failures include hardware and software problems and damage to our network as a result of typhoons, floods, terrorism or similar events. System failures may take extended periods of time to repair and could result in lost revenues and large repair expenses, both of which may adversely affect our financial condition and results of operations.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2003, NTT owned 63.0% of our issued and outstanding shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in our company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of our company would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. Additionally, our board of directors is authorized to issue 141,320,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

We are a limited liability, joint stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. Courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

Item 4.    Information on the Company.

A.    History and Development of the Company.

We are a joint stock corporation that was incorporated and registered under the laws of Japan in August 1991 under the name NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000. Our corporate headquarters is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent is NTT, the holding company of NTT group. NTT group constitutes one of the world’s largest telephone operators. NTT was incorporated as a limited liability, joint stock corporation in April 1985. Prior to that time, NTT was a government-owned corporation. Wireless telecommunications operations were initially conducted by a division within NTT. When NTT was privatized, the NTT Law, which was passed in connection with the privatization, provided for governmental review within five years to determine whether the NTT Law had been successfully implemented and what further changes were necessary. Based on such review, the Ministry of Posts and Telecommunications, or MPT (currently the Ministry of Public Management, Home Affairs, Posts and Telecommunications), directed NTT to separate its wireless telecommunications businesses from the rest of NTT in order to promote fair and effective competition. With a view to providing better services to its customers and enhancing the interests of its shareholders, the management of NTT also decided that such separation was desirable.

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

On August 20, 2002, we and each of our eight regional subsidiaries entered into share exchange agreements under which they became wholly owned subsidiaries by way of share exchanges. We completed the share exchanges on November 1, 2002.

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2003. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. With the exception of some affiliates for which shares are held through dedicated holding companies, the percentages in parenthesis represent our direct holdings in these subsidiaries and affiliates.

(1)	These service subsidiaries provide operational services, such as engineering and support services, to NTT DoCoMo, Inc.
(2)	On May 13, 2003, we and DoCoMo Sentsu, Inc. entered into a share exchange agreement under which DoCoMo Sentsu, Inc. will become a wholly-owned subsidiary by way of a share exchange, effective August 1, 2003.
(3)	These DoCoMo regional subsidiaries provide wireless services in respective geographical regions in Japan, other than the region in which NTT DoCoMo, Inc. itself provides such services. On August 20, 2002, we and each of our eight regional subsidiaries entered into share exchange agreements under which they became wholly owned subsidiaries by way of share exchanges. We completed the share exchanges on November 1, 2002.
(4)	These indirect service subsidiaries provide operational services, such as engineering and other services, to the respective DoCoMo regional subsidiaries which wholly own them.
(5)	DoCoMo and its eight DoCoMo regional subsidiaries together own 89.4% of this company.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.B. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We are Japan’s leading wireless telecommunications services provider and one of the largest cellular telephone service operators in the world as measured by total number of cellular subscribers with an aggregate cellular subscriber base of approximately 43.9 million and an estimated domestic market share of 58.0% as of March 31, 2003. We offer a range of high-quality, high-mobility telecommunications services such as cellular services, Personal Handyphone System, or PHS, services, third generation services and other specialized wireless telecommunications services, including Quickcast services (formerly, paging services), satellite mobile communications services and in-flight telephone services.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For the year ended March 31, 2003, we had operating revenues of ¥4,809,088 million and operating income of ¥1,056,719 million, representing an operating margin of 22.0%. Our net income was ¥212,491 million which was equivalent to net income per share of ¥4,254. Our balance sheet had total debt as of March 31, 2003, of ¥1,348,368 million, representing 22.3% of our total assets. As a result of this profile, our management believes we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our third generation, or 3G, services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2003, 37.8 million cellular subscribers had signed up for i-mode services, a 17.4% increase from the 32.2 million subscribers as of March 31, 2002. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 800 MHz and 2GHz networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers the freedom to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more increasingly, significantly increasing data revenue, expanding our market share, increasing the number of subscribers, creating new sources of income and strengthening our brand image. We expect that our i-mode services will be even more attractive to subscribers in a 3G environment.

We have also introduced other services and products to promote and capture the increasing demand for mobile multimedia services. These services include services that allow Internet access through the combination of a cellular phone and a notebook computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location pinpointing services through global positioning satellites, or GPS, and cellular network. We are also focusing on mobile computing with products such as PDAs and card type wireless Internet access devices which are used for notebook PCs and PDAs. In addition, we are exploring the potential market for mobile multimedia functions not only for person-to-machine communications such as i-mode, but also machine-to-machine communications such as remote monitoring of vending machines.

We offer our voice communication services on our nationwide 2G network, which is currently our primary network and our growing 3G network. Our 2G network covers essentially all of the population of Japan (we calculate population coverage ratios by dividing the population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total population in Japan). We are concentrating on extending our network into new areas such as underground shopping areas and high-rise buildings as well as strengthening and expanding our coverage in high-volume traffic areas, such as those with dense population.

Our 2G network is based on the Personal Digital Cellular, or PDC, telecommunications system. PDC is a Time Division Multiple Access, or TDMA, based system that supports both voice and data communications and a full range of supplementary services including, among others, call waiting, voice mail, three-party calling and call forwarding. Voice transmissions on our 2G network are offered at 11.2 kbps, although we conserve spectrum by using a half-rate transmission speed at congested times. We provide data transmission at 9.6 kbps. We also use a version of PDC that we refer to as PDC-P for our packet-switched network. PDC-P allows data transmission at up to 28.8 kbps for our “DoPa” packet transmission and i-mode services.

We also offer voice services on our PHS network. However, we are increasingly focusing on promoting PHS for data transmission and mobile multimedia service. The number of PHS subscribers decreased from 1.9 million in March 2002 to 1.7 million as of March 31, 2003.

However, 2G networks and systems, such as our 2G PDC, PDC-P and PHS networks, do not allow wireless operators to fully exploit the potential demand for mobile multimedia. Accordingly, we introduced a third generation, or 3G, network and system on a fully commercial basis in October 2001. We believe the introduction of 3G services will mark the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile phone handsets and other communication devices. We developed and are basing our 3G system on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with the global standardization efforts of the International Telecommunications Union, or ITU, known as IMT-2000. For a discussion of the IMT-2000 standardization efforts and the status of 3G development and deployment, please see “3G FOMA Services—IMT-2000 Standardization Efforts” in this Item 4.B.

Our 3G system provides excellent sound quality, circuit switched data services (at 64 kbps) and high-speed packet communication services (at up to 384 kbps), and serves as a platform for 3G i-mode services. Our i-mode service gives users access to some Internet sites via mobile phones. As of March 31, 2003, we had approximately 330,000 subscribers to our 3G services. Our 3G population coverage was approximately 91% of Japan as of the end of March 2003, including most major cities in Japan, and according to our current 3G construction schedule will cover approximately 99% of Japan by the end of March 2004.

We are now aggressively pursuing a global strategy aimed at promoting the widespread adoption of W-CDMA technology as a platform for 3G wireless telecommunications systems and services and achieving rapid and extensive deployment of mobile multimedia services. One of the primary objectives of our global strategy is to increase our corporate value through overseas investments and alliances. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by:

•	assisting our partners in developing W-CDMA as their 3G communications platform;

•	capturing overseas growth opportunities through the development of mobile multimedia services and the promotion of wireless Internet access services; and

•	increasing our competitiveness through contents sharing and joint procurement with strategic partners.

To achieve our objectives, we have taken minority stakes in a number of international wireless operators, including AT&T Wireless Services, Inc., or AT&T Wireless, KPN Mobile N.V., or KPN Mobile, Hutchison 3G UK Holdings Ltd., or Hutchison 3G UK, KG Telecommunications Co., Ltd., or KG Telecom, and Hutchison Telephone Company Limited, or Hutchison Telephone. Hutchison 3G UK launched 3G service based on W-CDMA in March 2003 in the United Kingdom. Other operators in which we have taken minority stakes also plan to adopt W-CDMA for their respective 3G services and will collaborate with us in introducing mobile multimedia services. Through these alliances, we have established a foothold in most of the major wireless markets of the world. In North America, through our investment in AT&T Wireless, we have established a foothold for the delivery of our technology and services in the United States. In Europe, through KPN Mobile and Hutchison 3G UK, we intend to introduce our technology in Germany, the Netherlands, Belgium and the United Kingdom. In Asia, through investments in KG Telecom and Hutchison Telephone, we have established a foothold for the delivery of our technology and services in Taiwan and Hong Kong.

In addition to our alliances with the above-mentioned wireless operators, we have entered into an alliance with America Online, Inc., or AOL, and have purchased a 43.2% stake in AOL’s Japanese affiliate (DoCoMo AOL, Inc.) to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan.

We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D division, which includes centers for network research, wireless research and multimedia research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for mobile communications.

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution and after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2003, included approximately 1,200 DoCoMo Shops (which exclusively offer our products and services), approximately 1,000 primary agents and approximately 91,000 general agents, and also 67 DoCoMo branches and sales offices.

We recognize that support for building environment-friendly social systems is an important management issue facing our company. To that end, we are making continuous efforts to earn ISO14001 certification, which is a set of international standards for environmental management and inspection. At the same time, we seek to alleviate the burden on environment by procuring and purchasing environment-friendly products and materials, collecting and recycling used mobile phone handsets and accessories and saving paper resources by offering a paperless “e-billing service”. In addition, we are also actively engaged in forestation campaigns through our “DoCoMo Woods” program.

Our Services

We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. While our primary service continues to be our cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode, and on continuing to offer PHS and other services. We have also introduced our 3G services called “FOMA”, which stands for Freedom of Mobile Multimedia Access.

Cellular Subscribers

We have experienced rapid cellular services subscriber growth. From only 1.3 million subscribers as of March 31, 1994, the number of subscribers including FOMA subscribers has grown to approximately 43.9 million as of March 31, 2003, which represents a market share of 58.0%, a 1.0% market share decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

The following table sets forth selected historical information about our cellular subscriber (PDC and FOMA) base for the periods indicated:

	Year ended March 31,
	1999	2000	2001	2002	2003
	(in thousands)
DoCoMo cellular subscribers	23,897	29,356	36,026	40,783	43,861
PDC subscribers	23,897	29,356	36,026	40,694	43,531
FOMA subscribers	—	—	—	89	330
DoCoMo estimated market share of total subscribers	57.5%	57.4%	59.1%	59.0%	58.0%
DoCoMo subscriber growth rate	32.9%	22.8%	22.7%	13.2%	7.5%
DoCoMo average monthly churn rate(1)	1.75%	1.61%	1.39%	1.18%	1.22%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscriber base. Our measurement of churn rates include voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by the sum of the total number of cellular subscribers at the end of each month in the twelve-month period beginning with the last month of the preceding fiscal year.

Cellular (PDC) Services

The primary focus of our business is our cellular services. For fiscal 2002, our cellular services, which include cellular phone service and satellite mobile communications service, accounted for approximately 68.3% of our consolidated operating revenues, the vast majority of which is attributable to cellular services.

Voice Services (PDC)

We offer cellular voice services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily the Tokyo, Osaka and Nagoya areas and certain neighboring areas, which accounted for approximately 0.3 million subscribers as of March 31, 2003. The nationwide 800 MHz network and the 1.5 GHz network are our 2G networks.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, short mail, call forwarding, caller I.D., call waiting and three-way calling.

Cellular (PDC) System Usage

Until fiscal 2000, the average minutes of use per subscriber had been steadily increasing. For fiscal 2002, average monthly minutes of use per subscribers was 168 compared to 178 in the prior fiscal year. Aggregate average monthly revenues per unit decreased to ¥8,120 in fiscal 2002 from ¥8,480 in the prior year.

The following table sets forth selected information concerning monthly usage per subscriber and average monthly revenue per unit, or ARPU, data (excluding FOMA):

	Year ended March 31,
	1999	2000	2001	2002	2003
Average monthly outgoing minutes per subscriber	101	116	133	130	124
Average monthly incoming minutes per subscriber	63	60	56	49	44

Total average monthly minutes per subscriber	164	177	189	178	168
Aggregate average monthly revenue per unit (ARPU)(1)	¥9,270	¥8,740	¥8,650	¥8,480	¥8,120
Voice ARPU(2)	9,270	8,620	7,770	6,940	6,370
Weighted average i-mode ARPU(3)	—	120	880	1,540	1,750

(1)	The aggregate average monthly revenue per unit, or ARPU, is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet transmission revenue.
(2)	Voice ARPU is calculated by (i) dividing total annual fixed monthly plan charges, usage charges and charges for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (ii) dividing that by twelve. This calculation does not include revenues derived from packet communication services, including i-mode.
(3)	Weighted average i-mode ARPU is calculated by (i) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (ii) dividing that by twelve. Such revenue does not include non-i-mode related data packet transmission revenue.

The primary reason that aggregate ARPU has remained relatively steady from fiscal 1999 through fiscal 2002 is that the continuing but slowing growth of i-mode subscribers and i-mode usage has resulted in increasing i-mode ARPU rates, although the rate of increase has slowed considerably. This increase in i-mode ARPU has partially offset the effects of declines in voice ARPU that have resulted primarily from reductions in tariffs, including basic plan charges and per minute tariffs, over the past several years. Other factors that have contributed to the voice ARPU decline include increased penetration rates and a corresponding increase in the proportion of low usage subscribers and the increase in the number of free minutes we offer in connection with our various plans. Furthermore, some of our subscribers have been sending i-mode e-mails rather than making telephone calls, resulting in a decrease in voice calling and a corresponding decrease in voice ARPU. Currently, we are emphasizing increasing monthly voice ARPU and are focusing on retaining and increasing the number of core customers, increasing our overall usage, including off-peak usage and usage to and from less congested areas, and increasing data transmission volume, particularly i-mode transmissions. For example, our “i-shot” service, which is our picture transmission service, acquired more than ten million customers within eleven months of its launch in June 2002. We believe that these new services will contribute to increased data transmissions.

Beginning in fiscal 2001, the way that we calculate ARPU changed as a result of the renegotiation of our interconnection agreements with respect to the interconnection charges we pay to other carriers. Prior to April 1,

2001, we did not pay interconnection charges related to calls made by our subscribers when using the networks of other carriers. In addition, such other carriers bore the collection risk for the revenue associated with the portion of the calls made on their networks. Consequently, we recorded revenue only for the portion of such calls carried by our networks. Under the renegotiated interconnection agreements we are obligated to pay interconnection charges to the other carriers for the aforementioned calls made by our subscribers, as well as assume the collection risk for the entire call. As a result, there is an increase in operating revenues which is offset by a corresponding increase in operating expenses. However, as a result of this change, there is an increase in our ARPU from levels that would otherwise have been achieved.

Revenues and Tariffs for Cellular (PDC) Services

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

One of our basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. This prepaid usage will be allocated first to voice minutes. To the extent that voice minutes do not use up the prepaid usage, it will be credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The monthly plan charge for our basic service is currently ¥4,500 (which includes ¥600 worth of prepaid usage) although we have a variety of different plans at varying rates. Under our basic plan, calls made to fixed line phones during the daytime on a weekday within Tokyo cost approximately ¥30 per minute.

In December 2002, we started a billing plan named “Limitplus”. Under this billing plan, outbound calls and i-mode services are automatically blocked after monthly phone charges reach a preset limit in order to accommodate parents who desire to set a limit on the monthly phone use of their children. However, inbound calls as well as use of emergency phone numbers are not blocked even when a preset limit is reached.

We believe that our variety of plans, prices and discounts have helped us to remain competitive in retaining existing subscribers and attracting new subscribers. We will initiate rate reductions if we believe that it will cause an increase in usage among existing subscribers or increased new subscribers.

i-mode Services

i-mode services are wireless Internet access services based on a data communications system that organizes data into bundles called packets prior to transmission. Our i-mode handsets allow subscribers to send and receive data through our i-mode server to the Internet while also providing users with the full range of cellular voice services. i-mode is an optional service available to 2G cellular voice subscribers offered on our nationwide 2G 800MHz network and FOMA subscribers offered on our 3G network which allows users to send and receive e-mail, access online services such as banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all cellular handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service. We introduced i-mode to take advantage of the growth in demand for data transmission services. The introduction of i-mode services encouraged our cellular phone users to use data transmission more and thereby changed the way cellular phones are used in Japan.

Subscriber growth for i-mode services was remarkable for the first three years following its introduction in February 1999, and subscriber growth has continued through the most recent fiscal year. As of March 31, 2003, we had over 37.8 million i-mode subscribers; as of March 31, 2002, we had over 32.2 million i-mode subscribers; as of March 31, 2001, we had 21.7 million i-mode subscribers; and as of March 31, 2000, we had 5.6 million subscribers.

Revenues per PDC i-mode subscriber increased significantly in the first three years following the introduction of i-mode services. For the year ended March 31, 2003, however, the monthly i-mode revenue generated per PDC i-mode contract was approximately ¥2,110 compared to ¥2,200 for the year ended March 31, 2002. This decrease was due to primarily to the discounts related to free packet usage to compensate for receipt of unsolicited bulk e-mail, allowing users to view the “i-menu” table of contents page without charge and discounts for heavy packet users introduced in the fiscal years ended March 31, 2003 and 2002.

Basics of i-mode Services

Our i-mode services consist of four main components: the i-mode handset, the i-mode packet network, the i-mode server and content providers.

The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a color-browser and the ability to transmit and receive data packets at up to 28.8 kbps using our 2G 800 MHz network or at up to 384 kbps using our 3G network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML. HTML is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most are equipped with built-in cameras. Most new customers choose to receive i-mode services together with cellular phone services.

From the i-mode handset, information is transmitted to a packet network. PDC i-mode is based on the PDC mobile packet communication system and uses the same packet network as our packet communication service, which is called “DoPa.” The packet network acts as a relay station between the handset and the i-mode server.

The i-mode server functions as the gateway between our network and the Internet. The function of the i-mode server is data distribution, e-mail transmission and storage, i-mode customer management, content provider management and information charging. The i-mode server is also connected to certain banks and information providers either by dedicated lines or through the Internet.

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and voluntary web sites. In February 1999, when i-mode services were introduced, i-mode users had access to 67 content providers, but voluntary web sites had not been introduced. However, since then, the number of content providers has rapidly increased. As of March 31, 2003, there were approximately 3,500 DoCoMo i-mode portal menu sites and over 64,000 voluntary web sites.

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

We offer an area-specific information service called “i-area”, which provides weather, dining, traffic and other types of information to our i-mode users. As i-mode base stations automatically recognize a subscriber’s location, information is organized according to where the handset is being used. In March 2002, we released service specifications for i-area. Before that, only contents providers of our i-mode portal sites were able to provide i-area content. However, now open i-area service allows anyone to relay i-area information to users.

We plan to continue to add attractive i-mode services. To broaden the capabilities of i-mode, and in cooperation with Sun Microsystems, we introduced in January 2001 a new series of i-mode handsets with Java™ that enables users, through their handsets alone, to run programs and play games, and SSL capabilities that enables users to access advanced intranets and other information. We have introduced i-appli services and content specifically for our Java based handsets, and have introduced and are expanding our English-language content.

In May 2002, we introduced a new series of phones. The 504i series is the first group of PDC-based handsets compatible with enhanced i-mode, offering packet data transmission speeds of up to 28.8 Kbps, three times faster than the original PDC-based i-mode. They also support Java Archive applications of up to 30 KB and associated data of up to 100 KB per application for rich i-appli content. In addition, the 504i model is also equipped for infrared, or IrDA, connection with other handsets to exchange data such as phone numbers, e-mail addresses, and i-appli game data. Connection is also possible with other IrDA-equipped devices, such as POS cash registers and multimedia devices.

In June 2002, we introduced “i-shot” service for our PDC services, which allows users to transmit digital still images taken with newly introduced mobile phones that feature built-in digital cameras. Users can send images through our nationwide circuit switch network, which provides a more economical means of transmitting large amounts of data compared to a packet network. There is no subscriber fee for i-shot service. Users pay a per transmission charge, which depends on the size of the data being sent and other conditions. Photos sent via i-shot cost ¥10 or more, and i-mode users will pay ¥2 to ¥3 per URL received and approximately ¥17 per downloaded smaller size photo. Due to the growing demand for taking and sending pictures with mobile handsets and our introduction of the 251 and 504iS series mobile phones featuring built-in digital cameras, the number of i-shot compatible handset users exceeded ten million eleven months after the introduction of this service in June 2002.

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

Through our investment in the Japanese unit of America Online, Inc., we began offering e-mail access to AOL mail through this alliance. We will continue to capitalize on this alliance by offering other fixed-mobile convergence services and products.

We have begun a new person-to-machine communications service using i-mode which we call “Cmode.” Together with Coca-Cola (Japan) Co., Ltd., and Itochu Corp., in September 2001, we launched a 17-week trial in the Shibuya area of Tokyo of Cmode, a unique consumer service employing cutting-edge computer software that transforms soft drink vending machines into information stations and services terminals. The specially developed Coca-Cola vending machines have embedded computers and are linked to our i-mode service to allow i-mode users to purchase soft drinks and earn prizes. The specially developed Coca-Cola vending machines are equipped with video displays, printers, sensors, and speakers. Cmode members can accumulate user points that can be exchanged for soft drinks or for a variety of Cmode services that are available through i-mode. In April 2002, Cmode vending machine operations were expanded to other parts of Japan with the goal of installing 3,000 units across Japan by March 31, 2004.

We also advise, provide know-how to and invest in i-mode content providers through a subsidiary, DoCoMo.com Inc. Together with Dentsu Inc., Japan’s largest advertising agency, and NTT Advertising, Inc., we have also established D2 Communications Inc., which serves as an advertising agency for the i-mode platform.

In July 2002, we established DoCoMo i-mode Europe B.V., a wholly-owned subsidiary based in Amsterdam, the Netherlands, to promote the dissemination of i-mode service in Europe to those companies which we have licensed i-mode technology. DoCoMo i-mode Europe B.V. provides consultation regarding i-mode technology and marketing, as well as support in the setup and operation of i-mode services.

In June 2003, in cooperation with Visa International and Nippon Shinpan, we began offering credit card payment services on a trial basis at various merchants in Tokyo, using i-mode enabled handsets equipped with IrMC infrared transmission ports in order to allow payment of credit card bills using 504i and 504iS series mobile phones. A full commercial launch of this credit card payment service with other major credit card companies is targeted for spring 2004.

To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since July 1999. Among other measures, we have enabled users to block all mail sent to them from particular addresses, provided i-mode users with 400 packets per month (worth approximately ¥120 per month) of free packet-data communication, blocked e-mails sent to large numbers of invalid e-mail addresses, enabled users to restrict incoming e-mail to user-designated domains and offered new ringing tones which help to prevent receipt of unwanted calls from unknown numbers. In March 2002, we began to provide priority connection service for highly reliable data transmissions and in April 2002, we upgraded our service to block forged-domain unsolicited bulk e-mail.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data is transmitted. The basic charge for PDC i-mode users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥4. Passengers can check airline seat availability for as little as ¥40. For new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons. PDC i-mode users pay us a ¥150 monthly charge plus a ¥150 per month i-mode usage charge in addition to the standard monthly charge for voice service. The monthly i-mode usage fee for FOMA is ¥150 per month, and the transmission charge for FOMA i-mode users varies between ¥0.02 and ¥0.2 per packet, depending on which billing plan users choose.

In August 2001, we began offering PDC i-mode users free data transmission up to 400 packets per month, which caused PDC i-mode revenue to decrease by approximately ¥30 billion in fiscal 2001, and by ¥42 billion yen in fiscal 2002. In September 2002, we began offering 33% discounts to heavy packet users for their packet use above ¥30,000 per month.

As noted above, i-mode revenues per PDC i-mode subscriber increased significantly in the first three years following the introduction of i-mode services. However, for the year ended March 31, 2003, revenues averaged ¥2,110 per PDC i-mode subscriber per month compared to ¥2,200 for the prior fiscal year. Revenue from Java-capable handsets helped to offset a decrease in the overall PDC i-mode ARPU which was due primarily to the discounts introduced in the fiscal years ended March 31, 2003 and 2002.

There are also additional information charges payable to content providers when subscribers use certain i-mode sites. For example, access to Nikkei News service costs ¥300 per month and access to Tenki Plus, which provides weather information, costs ¥100 per month. We bill subscribers for content provider fees, and receive from the providers a commission of 9% of the information charges for our billing and collection services. Revenues from these information charges for fiscal 2002, 2001, 2000 and 1999, which consist only of the commission, were ¥10.4 billion, ¥7.6 billion, ¥3.1 billion and ¥200 million, respectively.

3G FOMA Services

FOMA services are our third generation of wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our users. We believe that the successful development and expansion of FOMA is the most important challenge facing our company in the fiscal year ending March 31, 2004. Over the coming years, we expect a shift in our subscriber base from PDC services to FOMA services.

We began offering FOMA services on an introductory basis in May 2001 and on a fully commercial basis in October 2001. The introductory service area was confined to Tokyo’s 23 wards and limited areas in Yokohama and Kawasaki. The fully commercial service was launched in the Tokyo metropolitan area, including Yokohama and Kawasaki, in an area within approximately a 30-km radius of central Tokyo. We have continued to expand the coverage while improving the service quality within the area where FOMA service has already been made available. As a result of coverage expansion efforts, the FOMA population coverage ratio was 91% as of March 31, 2003, and includes all major Japanese cities.

Our basic strategy is to expand the FOMA services we offer at the same time as we expand our geographic reach. We believe that our FOMA services are well-suited for both ordinary users as well as business users because of FOMA’s advanced features, including clear voice quality, high data communication speeds, video transmission capabilities and diversified billing plans for packet communications.

One of the primary advantages of our FOMA services is the increased quality and speed at which services are available. Additionally, these new services offer the ability to simultaneously handle both voice communications and data packet transmissions so that subscribers can continue talking while sending and receiving data. FOMA services that we currently offer include videophone, video mail, high-speed Internet connection services, FOMA i-mode services and mobile computing and various information based services.

As a result of favorable sales for FOMA handsets that have been made available since January 2003, in particular the P2102V model, FOMA subscribers as of March 31, 2003, totaled approximately 330,000, up from approximately 89,000 as of March 31, 2002. Minutes of use per FOMA subscriber for the year ended March 31, 2003, totaled 109 minutes. FOMA ARPU for the year ended March 31, 2003 totaled ¥7,740, comprised of voice ARPU of ¥5,050 and packet ARPU of ¥2,690.

In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at speeds up to 384 Kbps. In May 2002, we launched trial service of “V live” which enables FOMA users access to streaming live and archived video, with contents including music, sports, news, animation, and tourist information, and began commercial service in May 2003. In addition, in October 2002, we launched “M-stage visual net” service, by which a maximum of eight people can hold a mobile videoconference using the videophone function of FOMA. In January 2003, we launched our i-motion mail service which enables users of new FOMA handsets to attach video messages to e-mails.

In July 2002, we launched our dual network service to allow our FOMA subscribers to switch between the FOMA and the PDC network using a single phone number. In June 2003, we launched an international roaming service for FOMA called “WORLD WING” which allows FOMA subscribers traveling abroad to make and receive calls from their regular FOMA phone numbers by inserting the FOMA UIM chip that comes with their FOMA handset into a GSM handset.

The charge for FOMA voice services is similar to our other cellular voice services (¥13.0 per 30 seconds for calls to land line phones within the DoCoMo business area during the day time in the case of our mid-range billing plan entitled “FOMA Plan 67”). Charges for 64 kbps circuit switched data service, such as for video phones services are approximately 1.8 times that of standard voice charges. The fee structure for packet communication services is based on the volume of data transmitted and varies between ¥0.02 per packet to ¥0.2 per packet, depending on which plan which users choose. In order to promote the sales of FOMA handsets until the introduction of our dual-network service, we offered special discounts to subscribers using both FOMA and PDC handsets. Customers who signed up for the Family Discount billing plan or the Business Discounts billing plan received discounts ranging from 40% to 55% of their monthly basic fees for FOMA for the period of April 1 to August 31, 2002.

IMT-2000 Standardization Efforts

In 1999, the International Telecommunications Union, or ITU, defined requirements for what constitutes a third-generation, or 3G, service. They called those standards International Mobile Telecommunications for the year 2000, or IMT-2000. The goal of IMT-2000 is to allow users to use their phones and other mobile communication devices, known as terminals, for voice, Internet, multimedia and high-speed data communications anywhere in the world without being frustrated by incompatibilities between various technologies. IMT-2000’s minimum standards include:

•	Compatibility of services within IMT-2000 and with fixed networks;

•	High quality;

•	Small terminals (i.e. phones and other methods of access, such as PDAs);

•	Worldwide roaming capability;

•	Capability for multimedia applications;

•	Ability to talk and download simultaneously at high-speeds; and

•	Ability to use videophones.

IMT-2000 recognizes five different modes of air interface as being capable of achieving the IMT-2000, or 3G, standards. Of those five IMT-2000 approved technologies, we expect that the following two are the most likely to achieve commercial success:

•	IMT-MC, known as cdma2000; and

•	IMT-DS, known as Wideband Code Division Multiple Access, or W-CDMA.

We have chosen to build our 3G network based on W-CDMA, one type of direct spread code division multiple access, or DS-CDMA technology, which is one of the five IMT-2000 approved technologies. We were the first company in the world to launch 3G services based on W-CDMA technology. Hutchison 3G UK launched 3G services in March 2003 in the United Kingdom. We expect our other international affiliates and strategic allies to launch 3G services in 2003 or thereafter based on W-CDMA. One of our competitors in Japan, J-Phone, launched their 3G service based on W-CDMA in December 2002.

cdma2000 1x has been commercially launched in Korea. Our competitor, KDDI, launched its 3G commercial service based on cdma2000 1x in April 2002 in major cities in Japan. Other countries in which operators have stated that they will launch 3G services based on cdma2000 include Australia, Brazil, Canada, China, Mexico and the United States.

While there can be no assurances, we believe that W-CDMA will become the dominant 3G technology. In an effort to promote and encourage the worldwide implementation of W-CDMA, in April 2002, we announced that we would begin licensing patents at reasonable and non-exclusive terms for our proprietary W-CDMA technology on which our FOMA system is based. Patents will be licensed to manufacturers which supply 3G products to mobile communications operators. We believe that widespread adoption of W-CDMA technology will reduce procurement and production costs and contribute to lowering fees for 3G services and products.

PHS Services

Our Personal Handyphone System, or PHS, services are wireless voice and data transmission services similar to our cellular services but offered using different technology and a different network. PHS is a digital cordless phone system that operates on a digitalized microcell network that makes it possible to use a PHS phone outside the home or office. The PHS base stations are small and easy to install. As a result, PHS services can easily be provided in buildings and underground passages. However, in fast moving automobiles or trains our PHS users do not enjoy the same reception quality as our cellular phone users do. PHS handsets look like cellular handsets, but with the exception of dual mode handsets that function on both the cellular and PHS networks, PHS handsets cannot utilize the cellular network. We offer PHS services to our subscribers on our PHS network. PHS was originally introduced by the NTT Personal Group in July 1995.

We took over the operations of these PHS services beginning on December 1, 1998. Since taking over PHS operations in December 1998, we have adopted the following strategies for PHS in order to improve its performance:

•	Improve the existing PHS network coverage by raising the height of the PHS base station antennas, thereby widening the coverage area and reducing the relatively high level of dropped calls;

•	Market the data transmission capability of the PHS system, which is better than that of our 2G cellular system;

•	Promote new services for mobile multimedia, such as 64 kbps transmission services and e-mail;

•	Provide price reductions and family discounts to subscribers who also subscribe to our other services, such as cellular services;

•	Promote dual mode handsets which allow the same handset to be used for cellular and PHS services;

•	Develop platform ASP business and business LAN connections;

•	Introduce the “P-in” series mobile computing card, which allows users to conduct wireless data transmission through PCs and PDAs; and

•	Provide fixed price service.

While promoting these strategies, we will continue to make further efforts to decrease costs by utilizing our facilities more efficiently.

PHS Subscribers

At the end of fiscal 1995, the NTT Personal Group had approximately 0.4 million subscribers. Initially, with the rapid expansion of service areas, the price decline of handsets and reduction of billing rates, the number of NTT Personal Group PHS subscribers reached approximately 2.1 million in September 1997. From September 1997 to March 31, 2000, PHS subscribers declined to approximately 1.4 million. PHS subscribers increased to approximately 1.9 million as of March 31, 2002, but fell to approximately 1.7 million as of March 31, 2003.

Services Offered for PHS

We have significantly expanded the service offerings for PHS since acquiring the PHS businesses. In addition to voice mail, call forwarding, caller I.D., and other standard optional features such as 64 kbps data transmission, which allows users to conduct wireless data transmission at an actual transmission rate of 58.4 kbps, subscribers may sign up for numerous services and features, the most significant of which capitalize on PHS’s strength in high-speed data transmission. Users are able to enjoy various services including “M-stage services”, such as e-mail service and video and digital book distribution service, and “mopera net surfing”, a wireless Internet access service which allows users to access the Internet by connecting their PHS handsets with notebook computers or PDAs.

In April 2003, we introduced a fixed price wireless Internet access service called “@FreeD”. The new service offers @FreeD subscribers unlimited Internet usage for a flat monthly fee of ¥4,880 or a year-subscription of ¥48,000.

In March 2003, we began offering M-stage visual net service to PHS customers. This service provides PHS users with the ability to participate in simultaneous mobile videoconferencing with multiple parties.

PHS Revenues and Tariffs

The PHS billing plans and rates are very similar to those for the cellular services and are based on the same monthly fee (depending on the plan) plus dialing charge structure. The primary difference is that PHS rates are substantially lower. Additionally, there are a number of rate plans designed specifically for data transmission and mobile computing.

Other Mobile Multimedia Services

We have focused extensively on our initiative to develop the mobile multimedia and data communications markets. As part of these efforts, we have been offering a wide variety of data services such as packet communications at speeds up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communications at speeds up to 384 Kbps on FOMA.

DoPa, our packet communication service, is a driving force behind our strategy of broadening the scope of mobile communications. DoPa is used mainly in person-to-machine and machine-to-machine communications. Fees are levied only for the volume of data transmitted and received. DoPa permits the direct exchange of data between terminals in a wireless environment and an office LAN via a dedicated line or ISDN connection. DoPa helps boost network efficiency and lower communication costs because it does not require an exclusive radio channel for each user. DoPa is compatible with Internet protocols such as TCP/IP and allows users to access e-mail and gain remote LAN access.

“Doco-desu-Car?” is an example of person-to-machine communications. Doco-desu-Car? is a service for corporate users which allows companies to locate the position of their vehicles and to manage the allocation of a vehicle fleet. We are also seeking to increase machine-to-machine communications and services such as an efficient fleet management system which enables a vending machine to automatically detect and notify the amount of its inventory to a service center, as part of our promotion of mobile multimedia services.

In response to a diversity of customer service needs, we have released various handsets, such as a PDA embedded with a Pocket PC 2002 OS, called “musea”, a handheld PC utilizing Windows CE.NET called “sigmarion III”, a “Posiseek R” handset and a “F661i” handset compatible with a GPS-based positioning service, “DLP” service, which is for corporate users and information providers, and a videophone-compatible PHS handset, “Lookwalk P751v”, which enables users to access the M-stage visual video distribution service.

In the area of content distribution services, in August 2002, we integrated the “infogate” portal site, which was launched in March 2002, to provide PDA users with a wide array of content and applications, into the contract for a number of mobile multimedia services (such as M-stage visual, M-stage music, and mopera location information services) in an effort to improve convenience while also reducing monthly charges. Furthermore, M-stage V live video distribution service and “M-stage book” digital book distribution service were commenced in a bid to boost usage. Users can access these services via the M-stage portal from a dedicated terminal, or by connecting a notebook PC or a PDA with our PDC, PHS, FOMA or DoPa service handsets.

In addition to news, banking service, transportation information and maps, a host of rich mobile multimedia contents are made available in these services including video, music and location information allowing users to search information pertaining to the neighborhood of their current location. We also provide corporate users with applications such as groupware which enables sales representatives outside the office to confirm their customer data and contract details by remotely accessing their internal servers. The service can be used by a broad range of users groups for their respective purposes.

In May 2003, we launched an on-line payment service called “DoCommerce”, which enables PDC and 3G SSL-compatible i-mode users to use their handsets to shop at certain virtual shops on the DoCommerce dedicated site. Users can pay their bills online with credit cards. DoCommerce also offers an account aggregation feature which enables DoCommerce users to simultaneously check the balances of their various bank accounts or the credit card charges via a single password using their i-mode handsets.

In July 2002, we launched a public wireless LAN service called “Mzone”. Using this service, customers who are in the service areas are able to send and receive data at high-speeds with their notebook PCs or PDAs. Going forward, we intend to provide a more convenient communications environment to our customers by linking and supplementing this service with our FOMA or PHS networks. There were 148 M-zone service areas as of March 31, 2003, and we plan to further expand the coverage in the future according to the needs of our customers.

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

Quickcast Subscribers

We had approximately 0.6 million Quickcast subscribers as of March 31, 2003, representing a 26.9% decrease from 0.8 million as of March 31, 2002, and a 45.0% decrease from 1.1 million subscribers as of March 31, 2001. The number of Quickcast subscribers has been declining consistently since fiscal 1996. We believe that the decrease in our subscriber base is attributable to a number of factors, including increased penetration and lower prices of cellular and other mobile communication services and increased services offered by cellular and PHS providers that are similar to those typically offered by paging companies. With the market size still contracting, from January 2003, we ceased accepting applications for some less frequently used optional services and unified fee plans for new acceptances. We also attempted to reduce costs by reviewing our business operation structure.

Satellite Mobile Communications Services

We provide satellite mobile communications services integrated with terrestrial cellular services for communications in case of emergencies, in mountainous areas and aboard ships. The satellite mobile communications network uses the N-STAR communications satellites which are owned jointly by us and JSAT Corporation. We offer a wide service area covering all regions of Japan and the surrounding ocean up to 200 nautical miles away from the mainland. In September 2002, we commenced the operation of a new communications satellite, “N-STAR C”, to maintain the reliability of our system. We had approximately 29,000 subscribers to this service as of March 31, 2003. Furthermore, a variety of mobile computing applications, such as sending data and faxes are offered using high-speed data transmission capacity (64 kbps downlink; 4.8 kbps uplink).

In-Flight Telephone Services

We provide in-flight telephone services that can be used for unrestricted in-flight communications between aircraft and the ground in Japan. We are the only operator in Japan that provides in-flight telephone services. We had approximately 260 terminals as of March 31, 2003. However, with the aging of the analog facilities and the decrease in subscribers, we ceased accepting applications for this service in April 2003, and are considering termination of this service depending on continuing demand.

International Dialing Services and International Roaming Services

In May 2002, in order to increase use of our international dialing service “WORLD CALL”, we introduced a service by which our subscribers can use WORLD CALL without having to first apply for this service. In addition, subscribers to our international roaming service “WORLD WALKER” increased to approximately 85,000 as of March 31, 2003, a 67.6% increase from March 31, 2002, due to the addition of a new service plan for use of our cellular phones in the United States. WORLD WALKER allows PDC users to rent country-specific handsets for use overseas while continuing to be able to use their regular mobile phone numbers. In June 2003, we also launched WORLD WING, an international roaming service for 3G subscribers and added a new service called WORLD WALKER (PLUS) to supplement WORLD WALKER for 2G subscribers. WORLD WALKER (PLUS) provides the same basic service as WORLD WALKER but also allows a single handset to be used in multiple overseas locations.

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

We intend to continue to look outside of Japan for attractive investment opportunities, such as cellular telecommunication companies and other companies providing related services. If we find such investment opportunities, we may make majority or minority investments or enter into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.

Our investee affiliates operate in key markets and regions around the world. We do not believe, however, that the regulatory environments in which our partners operate will have any adverse effect on our investments or on our financial results.

The following is a summary of our major strategic international investments and licensing agreements.

AT&T Wireless Group

In January 2001, we completed an investment of approximately $9.8 billion (approximately ¥1,143 billion at the date of investment) to purchase AT&T preferred stock equivalent to 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share. The alliance aims to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties will jointly develop the U.S. market through AT&T Wireless’ nationwide network infrastructure and our i-mode based mobile Internet technology and related business know-how. With AT&T Wireless, we will also jointly promote the spread of W-CDMA technology in the U.S. market. The agreements that we entered into with AT&T and AT&T Wireless are described in detail in Item 10.C. Material Contracts.

In July 2001, AT&T Corp. completed the planned split-off of AT&T Wireless Group. In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless Services, Inc., a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. Our investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at an applicable exchange rate with the result that we hold approximately 16% of the economic and voting interest in AT&T Wireless. On July 9, 2001, we started to account for our investment in AT&T Wireless using the equity method.

AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. This transaction would dilute our interest in AT&T Wireless to approximately 15.2% if we did not exercise our pre-emptive rights to purchase additional shares of AT&T Wireless common stock in order to maintain our current ownership percentage. In December 2001, we announced that we would exercise our preemptive rights to purchase additional shares in order to maintain our current approximately 16% share ownership in AT&T Wireless. Our decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. When AT&T Wireless completed its planned acquisition of TeleCorp in February 2002, we completed an additional investment of approximately $382 million (approximately ¥50.6 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T Wireless common stock in order to maintain our current approximately 16% ownership in AT&T Wireless.

In December 2002, we amended the Investor Agreement. Under the terms of the amended Investor Agreement, AT&T Wireless plans to introduce 3G wireless data services based on W-CDMA in four markets in the United States, San Francisco, San Diego, Seattle and Dallas, or certain other specified substitute markets, by December 31, 2004.

KPN Mobile N.V.

In July 2000, we signed a subscription agreement to invest approximately €4 billion (approximately ¥407 billion at the date of investment) for a 15% voting interest in KPN Mobile N.V. for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe. We also entered into a shareholders agreement and a registration rights agreement in connection with this investment. KPN Mobile provides service in the Netherlands, Belgium and Germany.

As of December 31, 2001, KPN Mobile’s parent company, Royal KPN, had loans to KPN Mobile totaling €19.7 billion which were convertible by Royal KPN into KPN Mobile shares. Per the shareholders’ agreement, when Royal KPN converted its loans to KPN Mobile into shares of KPN Mobile, we had the right to maintain our voting interest in KPN Mobile through the purchase of further KPN Mobile shares at the then current market value. In November 2002, we received a notice from KPN Mobile N.V. with regard to an opportunity to subscribe for further shares through exercise of our top-up right in order to maintain our voting interest in KPN Mobile N.V. In December 2002, we decided not to exercise our right to subscribe in new shares. As a consequence, our voting interest in KPN Mobile N.V. decreased from 15% to approximately 2.2%, and many of our rights under the subscription agreement and the shareholders agreement terminated as a result.

In November 2001, we signed a license agreement with KPN Mobile and its parent company Royal KPN under which we will transfer and license technologies to KPN Mobile for the launch of mobile Internet services in the Netherlands and Belgium. The services are similar to our i-mode services available in Japan. Under the licensing agreement, we provide KPN Mobile with intellectual property rights, know-how and technologies necessary to offer i-mode services. The term of the agreement is from November 7, 2001 until December 31, 2011, during which time we are entitled to collect licensing fees. In February 2002, we signed an agreement with E-Plus Mobilfunk, a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer mobile Internet services in Germany. Under this licensing agreement, we provide E-Plus with patents, service know-how, and technologies needed to launch mobile Internet services. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering mobile Internet services on a commercial basis in Belgium in October 2002.

In June 2002, we entered into a memorandum of understanding with KPN Mobile N.V. regarding a joint campaign to promote 3G services in the Netherlands based on our existing 3G service in Japan. Under this memorandum of understanding, we have installed a FOMA base station in the Netherlands and KPN Mobile N.V. opened a FOMA demonstration room at its headquarters.

KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to begin the progressive commercial launch of services over the UMTS network in early 2004.

Hutchison 3G UK Holdings Limited

In July 2000, we formed a strategic alliance with KPN Mobile and agreed to invest in Hutchison 3G UK Holdings Limited as part of a business alliance with Hutchison Whampoa Limited. We acquired a 20% stake in Hutchinson 3G UK Holdings Limited for £1.2 billion, approximately ¥185 billion at the date of the investment, in September 2000, and entered into a shareholders agreement with Hutchison Whampoa Limited, the parent company of Hutchison 3G UK Holdings Limited, and Hutchison 3G HK Holdings Limited. Hutchison 3G UK Holdings Limited owns a 3G license for the United Kingdom and launched 3G services in March 2003. In April 2003, we completed our technical assistance to the company regarding building a platform for early development of IMT-2000 in the United Kingdom.

In March 2003, we received a funding call notice from Hutchison 3G UK Holdings Limited, seeking a shareholders loan of £200 million pursuant to a provision of the Hutchison 3G UK Holdings Limited shareholders agreement between Hutchison Whampoa Limited and us requiring us to provide up to £200 million as a guarantee or loan advance if certain pre-conditions were fulfilled. In April 2003, we agreed to provide the loan for £200 million and signed an agreement with Hutchison Whampoa Limited for the purpose of mutual cooperation in developing and promoting 3G services based on W-CDMA technology. In May 2003, we extended Hutchison 3G UK Holdings Limited a ten-year shareholders loan of £200 million. The proceeds of the loan will be used by Hutchison 3G UK Limited to fund construction of its network and for general corporate purposes. Under the shareholders agreement, Hutchison 3G UK Holdings Limited may make additional funding calls if certain preconditions are satisfied. We have no further obligation to provide funds, but if we do not do so upon receipt of a funding call and other shareholders provide funds in response to the call, our interest in Hutchison 3G UK Holdings Limited would likely be diluted.

KG Telecommunications Co., Ltd.

In November 2000, we agreed to invest approximately NT$17.1 billion (approximately ¥61 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom we aim to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

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

In July 2001, we agreed with Hutchison Whampoa Limited to separate the 3G entity from Hutchison Telephone, and acquired a 25.4% equity interest in Hutchison 3G Hong Kong Holdings Limited, or H3G HK, for approximately HK$303,190 (approximately ¥4.8 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both Hutchison Telephone and H3G HK. As part of this transaction, our interest in both Hutchison Telephone and H3G HK decreased from 25.4% to 24.1%. We currently hold a 24.1% equity interest in both Hutchison Telephone and H3G HK.

Hutchison Telephone launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001, and plans to launch 3G services.

Bouygues Telecom S.A.

In April 2002, we signed an i-mode license agreement with Bouygues Telecom S.A. to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in France, French Guyana, Martinique, Guadeloupe and Reunion. Under this licensing agreement, we have agreed to provide Bouygues Telecom with patents, know-how, and trade marks needed to launch i-mode service on the Global Packet Radio Service (GPRS), and UMTS networks if Bouygues Telecom is granted a 3G license in France. This agreement is in effect until April 2012. Bouygues Telecom began i-mode service in November 2002, in France.

Telefónica Móviles S.A. and Telefónica Móviles España S.A.

In July 2002, we signed an i-mode license agreement with Telefónica Móviles S.A. and Telefónica Móviles España S.A. to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in Spain. Under this licensing agreement, we agreed to provide patents, know-how and technologies needed by Telefónica Móviles España S.A. to offer i-mode service in Spain under its conventional mobile Internet service, “e-moción”, on its Global Packet Radio Service (GPRS) network.

Separate from the i-mode licensing agreement, we also agreed to form a business and technology alliance regarding overall mobile communications. Our companies will share GPRS/SIM card technologies and know-how, as well as opinions on handset evolution towards 3G based on W-CDMA, mainly through personnel exchanges, and also jointly study the possibility of implementing international roaming services.

Singapore Telecom Mobile Pte Ltd.

In April 2003, we signed a 3G collaboration agreement with SingTel Mobile. Based upon this agreement, we agreed to participate in technical exchanges and joint studies with SingTel Mobile with the goal to realize interconnection and roaming between our existing 3G network in Japan and the 3G network to be built in Singapore by SingTel Mobile as well as to achieve common 3G mobile multimedia services. In addition, we will jointly study advanced wireless LAN services.

Wind Telecommunicazioni S.p.A.

In June 2003, we signed an i-mode license agreement with Wind Telecommunicazioni S.p.A., an Italian telecommunications operator, to license our intellectual property and provide consulting services regarding i-mode services to enable Wind Telecommunicazioni to offer i-mode services on its Global Packet Radio Service (GPRS) and later on its 3G W-CDMA network. This agreement is in effect until June 2008, and is renewable upon mutual agreement.

America Online, Inc.

In September 2000, we agreed to purchase a 42.3% stake in AOL’s Japanese affiliate for approximately ¥15 billion to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan. In connection with this investment, AOL Japan became DoCoMo AOL, Inc. Beginning on June 1, 2001, we, together with DoCoMo AOL, Inc., are offering i-mode users access to AOL e-mail (AOLi services). In May 2002, we increased our percentage ownership to 43.2%.

DoCoMo Networks

We currently provide our services on several different networks, including our 2G network, our packet network for 2G, our 3G network and our PHS network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels underground via transmission lines or in the air via microwave transmission equipment to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, each of our networks, our 2G 800 MHz, 1.5 GHz and packet networks, our PHS network and our 3G network, use separate base stations, antennas and switching centers. With respect to antennas and transmission lines, there are overlaps. For example, our 2G networks, namely our 2G 800 MHz, 1.5GHz and packet networks, and our 3G network, share antennas. Our 2G networks and 3G network share transmission lines.

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

The Japanese government issues licenses to carriers for the use of radio spectrum bandwidth, so the capacity of our cellular network is limited to the amounts of bandwidth that the government has made available to us. The government has currently allocated 80 MHz x2 (uplink and downlink) for the use of 2G Networks nationwide. We have been allocated frequency spectrum of 28 MHz x2, of which 24 MHz x2 is in the 800 MHz band nationwide and 4 MHz x2 is in the 1.5 GHz band in the Tokyo metropolitan area, Nagoya and Osaka. Therefore, our 2G network is separated into two bandwidths, an 800 MHz system and a 1.5 GHz system. We offer nationwide coverage on our 800 MHz digital cellular service, and coverage in the Tokyo metropolitan area, Nagoya and Osaka on our 1.5GHz digital cellular service. We have obtained licenses for an additional 5 MHz x2 of spectrum in the 800 MHz band in the Tokyo metropolitan area in connection with the purchase of certain tele-terminal operations from Japan City Media that we made in 1998. We also obtained an additional 1.5 MHz x2 of spectrum in the 1.5GHz band in the Tokyo metropolitan area, Nagoya and Osaka in 2003. Thus, we are able to use 34.5 MHz x2 of spectrum in the Tokyo metropolitan area, and 29.5 MHz x2 in Nagoya and Osaka.

The primary difference between the 800 MHz and 1.5 GHz networks is that they require separate hardware for base stations, although they may share antennas, switching centers and transmission lines. Handsets which use the 800 MHz network are different from those which use the 1.5 GHz network, except for handsets which work on both networks. The digital cellular services available to subscribers using an 800 MHz handset and to those using a 1.5 GHz handset are substantially the same. However, our i-mode services are only available on our nationwide 800 MHz system.

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

We control our network equipment procurement. We purchase the necessary digital network equipment from approximately 100 suppliers inside and outside Japan, including NEC, Nippon Ericsson and Lucent Technology Japan. We publicly solicit bids from domestic and international suppliers for new equipment procurement through the Internet. By publicly soliciting equipment and purchasing on behalf of our eight regional subsidiaries, we believe we are better able to obtain quality equipment at competitive prices.

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

3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 is a third-generation mobile phone system which is expected to offer both high-speed data transmission compared with the second-generation system and global roaming services. In November 1999, direct sequence code division multiple access, or DS-CDMA, was one of the five systems recommended by a study group of the ITU to serve as a platform for 3G services. DS-CDMA is a type of Wideband Code Division Multiple Access, or W-CDMA, technology. We have adopted this DS-CDMA type of W-CDMA technology as the primary air interface technology for our 3G network. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. We also believe that if enough overseas operators adopt a W-CDMA system compatible with our W-CDMA technology, we would be able to offer our services globally and benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We plan to utilize and expand on the footprint for our existing 800 MHz network by adding additional equipment and infrastructure for our 3G network. Work is also being done to create an additional intelligent network that will integrate different communication systems, such as mobile phones, LANs and the Internet, to establish an advanced mobile communications network which will support 3G service.

PHS Network

Our Personal Handyphone System, or PHS, network is a circuit switched network that is a combination of PHS handsets, cell stations and antennas linked to a fixed line ISDN network. When a call is made, the signal is transferred from one user to another through cell stations which transmit signals through a common circuit signal network.

Handsets

We offer a variety of different handsets to subscribers. Because of the different transmission technologies that we use, subscribers purchase handsets specifically designed for either 2G, PHS or 3G services, although we introduced a dual-network handset compatible with both 2G and 3G networks.

We have strict quality standards that manufacturers of our handsets must meet. We also provide a one year warranty on all our handsets during which we provide repairs free of charge. We are generally then reimbursed for the repair charges by the handset manufacturers. In addition, our nationwide sales and distribution system, in particular DoCoMo Shops, provides convenient after-sales service. Historically, we have experienced limited subscriber complaints about handsets and few handset returns. However, as handsets continue to become more sophisticated and technologically advanced, we expect to experience more complaints and returns. In 2002, due to various software problems, we recalled approximately 7,800 R211i handsets, approximately 1,600 FOMA T2101V handsets, approximately 3,200 F212i handsets and approximately 110,000 F671iS handsets. In January 2003, a technical problem was discovered in our N504iS handsets and we provided replacement batteries to the approximately 850,000 N504iS mobile phone users. The handset manufacturers were responsible for the cost of the recall.

Cellular Handsets

We offer three types of handsets for our 2G service: our 5xx series handsets which are our high-end models with advanced technology, our 2xx series handsets which are our basic function models and our 6xx series handsets which are targeted for particular user segments. We plan and develop these handsets jointly with manufacturers and offer several different models for each series of handsets.

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

In May 2002, we released a new i-mode-compatible model, the 504i series. The 504i handsets are equipped with displays supporting more than 65,000 colors and enhance users’ i-mode experience with faster packet data transmission speeds, receiving data at rates of up to 28.8kbps, and extended i-appli features, such as downloading applications of up to 30K. Infrared data connection capability is embedded in the 504i model, enabling users to exchange address book data or i-appli games with other devices.

In June 2002, we introduced our 251i series handsets which are compatible with our i-shot service, which allows users to easily send still pictures taken by the built-in cameras.

In September 2002, we introduced the F671iS handsets which have user-friendly features, including larger fonts on the display, focusing on a wider range of age groups.

In November 2002, we released the 212i series, which are our basic models which are i-mode compatible, and the 504iS series supporting both fast-speed packet data access and i-shot service.

In April 2003, we introduced our first Global Positioning System (GPS) handsets, the F661i handset. Users can determine their current location by pushing the “GPS button”, and obtain other information such as maps and navigations. They can also notify the security company with which they have contracted of their position or allow the security company to locate the position of the user.

In May 2003, we began offering the more advanced 505i product line of handsets equipped with high-resolution cameras and a memory slot, and we will continue our efforts to improve the quality of our cellular handsets and offer various new services to our customers going forward.

FOMA Handsets

We offer three types of handsets for our FOMA service: a standard i-mode enabled model which allows users to send video clips via e-mail, a videophone model which also allows users to see one another while conversing and a data model designed exclusively for data communication. The basic model is equipped with i-mode capabilities and is able to access not only the current i-mode contents but also contents that are expected to be specifically created for FOMA i-mode. The handsets and other products for FOMA that we will introduce will transform these products into mobile multimedia tools for viewing images, making e-commerce transactions, improving mobile computing options and enjoying many other new functions. We also offer SOHO, which stands for “small office/home office”, handsets equipped with hub and router functions that enable these phones to connect to internal and external networks. These SOHO handsets can send and receive data at up to 384 kbps.

Since the launch of FOMA’s commercial service in October 2001, we have introduced various handsets capable of handling i-mode, i-motion and M-stage services. During the year ended March 31, 2003, we released new FOMA handsets that are smaller, lighter and offer longer battery life than conventional models, and are also compatible with i-motion mail service, which enables users to attach video files to e-mails. In July 2002, we released the SH2101V model handset, a two-part handset combining a PDA base unit which is compatible with videophone functions with a wireless handset. In September 2002, we released the T2101V model handset which is also videophone-compatible. In January 2003, we released the F2051 and N2051 model handsets, which are smaller, lighter and have longer battery life and larger memory size than previous FOMA models. In March 2003, we released the P2102V model handset which is videophone-compatible and enables users to take video and still pictures from a wide range of angles through its twin cameras and rotating screen.

We are also planning to start marketing dual-mode handsets accessible to both FOMA and PDC networks in the first quarter of the fiscal year ending March 31, 2004. Furthermore, we expect to introduce more advanced, miniaturized and lighter FOMA videophone handsets offering superior battery life as well as to introduce additional functions to existing models around the summer of 2003.

With respect to cost, although the price of FOMA handsets has been decreasing recently, we expect that the price will be higher than for PDC handsets because FOMA handsets have more advanced features, such as videophone, than PDC handsets and until recently have not been produced in large quantities. We expect that the price of FOMA handsets will continue to decrease over time as more manufacturers produce these handsets in large quantities.

Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The total amount of our investment in the development of FOMA phones during the fiscal year ended March 31, 2003, and the fiscal year ending March 31, 2004, is expected to be approximately ¥42 billion. Under our terms of agreements with the various handset manufacturers, they are required to develop new FOMA handsets, featuring advanced applications and longer battery life, within the current fiscal year ending March 31, 2004. We and the handset manufacturers will share ownership rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. Advanced handset capabilities and a wide variety of model choices are important to the success of 3G services. By investing in FOMA handset development, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia.

PHS Handsets

There are three basic types of handsets available to PHS users: The PALDIO, the Doccimo, and a handset designed exclusively for data transmission. The PALDIO provides a wide range of regular voice and other services and enables users to receive and send 32 kbps or 64 kbps data transmission, in handsets of numerous colors, weights and sizes. The Doccimo allows people to set their phone to either cellular phone or PHS to receive and transmit calls as well as enjoy 64 kpbs data transmission. The Doccimo is also i-mode enabled. The third type is a card-type device that can be used only for data communications. This model, the “P-in” series, is available in two types of cards: a PC-card and CF-card. The fixed price service commenced in April 2003, and can be used with the “P-in Free” series, which offers two different data-card models: “P-in Free 1P”, a model compatible only with PHS service, and “P-in Free 1S”, which can perform voice communications as well as access data via PHS and cellular connections.

In addition to these basic models, we are also offering special-purpose devices like “P-doco?”, a small device dedicated to retrieving location information, and a wristwatch-type PHS handset called “WRISTOMO”. “P-doco?” is a compact, light-weight device that cannot be used for voice or data communications, but only can be used for our“Imadoko” location information service, a service that identifies the current location of the device. “WRISTOMO” is the world’s first commercial watch-type PHS handset, and is equipped with browser and e-mail capabilities. We also introduced a videophone compatible PHS handset, “Lookwalk P751v”, which enables users to access M-stage visual video distribution services, in July 2002.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS, FOMA and other services to our subscribers through our extensive distribution network throughout Japan, which includes a small number of DoCoMo branches and sales offices and numerous primary retailers operating approximately 1,200 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises.

Primary retailers also resell to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. There were approximately 91,000 secondary and tertiary retailers throughout Japan as of March 31, 2003.

One of the primary advantages of our extensive distribution network is that it makes it easier for potential subscribers to sign up for services and purchase cellular, PHS, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) enhance i-mode and other data transmission services, (iii) increase the quality of after-sales service, (iv) promote the DoCoMo brand name through aggressive advertising and promotions and (v) provide competitive tariff and service pricing.

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

Customer Service

As customer retention is increasingly becoming important in the Japanese telecommunications market, we have focused on ensuring high degrees of customer satisfaction. We realize that customer service, including the service we provide when customers sign up and after-sales service, is critical to retaining subscribers and maintaining the high reputation and recognition of the DoCoMo brand name. We provide extensive customer service at the point of sale through our nationwide network of branches, DoCoMo Shops and agents described above. Our customer service efforts are also supported by fully integrated information systems. In addition, customers can use their cell phones or personal computers to access our 24-hour Internet e-site, where they can change their services, plans and addresses.

We also provide extensive after-sales service primarily through the DoCoMo Shops but also through qualified after-sales service stations such as DoCoMo Techno Stations which are usually combined with DoCoMo Shops. DoCoMo Techno Stations are frequently able to deal with handset problems and make repairs on the premises. We also have various toll free numbers that provide customer service including basic service and billing information provided during business hours as well as support and assistance 24 hours a day for network problems and handset problems, including lost and stolen handsets. By calling these free numbers, a subscriber can be directed to the nearest DoCoMo Techno Station for service or can even be connected directly to a DoCoMo repair technician who will check the condition of the line over the phone for subscribers experiencing problems.

In order to promote quality of after-sales service for existing customers, we pay various fees to agents for certain after-sales services, including handset upgrades, calling plan changes, and diagnostic and repair work on handsets and other equipment.

In an effort to expand the number of users in segments where the penetration rate has been low, we have periodically held educational seminars at DoCoMo Shops and created a customer desk to respond to inquiries relating to the use of cellular phones.

As part of our customer retention measures, we are providing a unique program, called “DoCoMo Point Service”, to all subscribers. In this program, subscribers can automatically earn points through mobile phone use and use the points, for example, to get a discount when purchasing a new handset. In addition, a more advantageous members-only point program, “Club DoCoMo”, is available for heavy users and certain others. Members of Club DoCoMo can receive double the amount of discounts as DoCoMo Point Service members when redeeming their points and can exchange their points for gifts.

Information Technology

We employ various computerized, fully integrated information systems to support key functions, including network operation management, procurement, billing, financial accounting, customer service and marketing.

One of the most important of these systems is ALADIN, which is a proprietary nationwide operating system we share with our eight regional subsidiaries. ALADIN has five primary functions: customer service and interface, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages data and information for and about our cellular, FOMA, PHS and Quickcast subscribers nationwide and provides authorized customer service personnel at service counters in branch offices, agents and DoCoMo Shops and in our telemarketing center with online access to network data so that they can effectively address customer inquiries.

ALADIN enhances the efficiency of our operations by simplifying the process of registering customer information, automating phone number registration, enabling automatic credit reference checks and other functions. For example, ALADIN controls telephone number allocation which makes it possible for handsets to be assigned telephone numbers and activated immediately upon signing up for cellular or PHS service and also provides an opportunity to conduct reference checks in order to prevent the assignment of a telephone number to a subscriber who does not meet our payment history and other requirements. ALADIN maintains and continually updates a list of previous subscribers that had credit problems.

ALADIN and related systems are also used to collect customer data so that management and marketing personnel can monitor usage, track market segments, monitor subscriber satisfaction, analyze trends in calling patterns, target network expansion and develop appropriate marketing strategies.

We have implemented various measures to ensure thorough and adequate control of customer information during the use of the ALADIN customer information system by our staff members. Such measures include regular inspections of locations where ALADIN terminals are installed to check how the system is used and managed, examination of access logs and regular information management training for employees who manage this system.

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer or in person at any number of locations, including our branches, service counters or shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage, approximately 80% as of March 31, 2003, of our subscribers pay their monthly bill by automatic payment or direct debit from their bank or other financial institution account.

In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a two-dimensional bar code on the screens of their mobile phones. Our “combien?” service is offered at approximately 2,000 convenience stores nationwide as of March 31, 2003. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

We also offer a prepaid card called “Mobiler’s Check” that allows payment in advance for the following month’s phone bill. By registering the 14-digit number that appears on the back of the prepaid card from a mobile phone, the prepaid amount will be deducted from that mobile phone’s bill. Subscribers can apply the card to any of our mobile phone services, including PHS (from July 2002) and FOMA phones (from May 2003). Mobiler’s Check is available at DoCoMo Shops and other locations.

In October 2002, we and some Japanese banks started a service to accept online applications from customers for the payment of monthly mobile phone charges by automatic bank transfer. Using this service, subscribers can apply in real time from an i-mode handset or a PC connected to the Internet, avoiding the need to fill out and sign a hard-copy application. We are currently in negotiations to add more banks to this service. To further enhance customer convenience, we also began accepting credit cards for the payment of regular bills in October 2002.

As of March 31, 2003, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

Enterprise Information System (DREAMS)

In April 2002, we and our 34 consolidated subsidiaries introduced an enterprise information system which we call “DREAMS”. Based on this system, we are able to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among the DoCoMo group companies.

Research and Development

Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥126.2 billion on research and development in the year ended March 31, 2003. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective fiscal 2000. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 2.9% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

We organize our research and development efforts through our R&D division. Our R&D division includes:

•	three research laboratories, one each for network research, wireless research and multimedia research,

•	seven development departments, including core network, radio network, customer equipment, multimedia, wireless link, network management and global network development departments,

•	a research and development general affairs department, and

•	a research and development planning department.

Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, our various research and development departments collaborate with product development staff at each of our operating divisions. We are also working together with major manufacturers of our handsets and network equipment.

In addition, outside the R&D division we have other development-related departments or divisions, such as: our service operation and maintenance department; our mobile multimedia division which includes a mobile multimedia planning department, a crossmedia business department, a ubiquitous business department, an emerging business development department, a mobile multimedia terminal development department, and a mobile multimedia application development department; and our i-mode business division which includes an i-mode planning department, an i-mode business department and a platform development and operations department.

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of Internet-related technology. We have also set up DoCoMo Communications Laboratories Europe GmbH, whose primary research areas are network technology, next-generation IC/USIM card technology and security technology. Finally, we established DoCoMo Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental R&D activities.

Furthermore, we have also conducted research with various universities inside and outside of Japan, such as University of Hong Kong, Yeungnam University, University of California and Princeton University, among others. These groups are involved in technological exchange in connection with not only 3G research and development but also fourth generation cellular communications systems, or 4G, and other advanced technology research. On December 19, 2000, we agreed with Hewlett-Packard to explore a joint research effort to improve multimedia delivery and network applications over 4G wireless broadband networks.

In September 2002, as a result of joint study with Hewlett-Packard, we developed the world’s first technology for a highly advanced multimedia content delivery network suited specifically to third-generation and future mobile communications services. Furthermore, in April 2003, we and Japan’s other mobile phone operators agreed to conduct a joint study on the possible biological effects of exposure to radio waves from mobile phone systems.

We are continuing research and development of our 3G system through our IMT-2000 related research. This includes further research and development of the W-CDMA technology as well as research and development of new products, services and applications for the 3G system. Currently, we are focusing on increasing transmission capacity and capabilities, reducing network costs, downsizing base station equipment, improving functionality of switches, reducing handset size and weight, adding advanced functions to handsets, extending battery life, improving mobile multimedia services and developing video mail and international roaming services. In addition, we are developing handsets and networks for High Speed Downlink Packet Access, or HSDPA, a W-CDMA technology to accelerate 3G downstream packet data transmissions. HSDPA can accelerate maximum downstream data transmission to approximately 14Mbps using a 5MHz frequency band. We plan to launch HSDPA on a commercial basis in the first half of the 2005 calendar year.

Another research and development theme is an IP-based network. The rapid increase of IP-based applications and the traffic they generate require communication methods for mobile networks that are both efficient and highly compatible with IP traffic. To meet these requirements, we have initiated research aimed at implementing an IP-based network that can be constructed at a low cost with generalized network routers, concerning development of IP-based routing and Quality of Service (QoS) technologies for multimedia traffic, as well as the development of new IP-based mobility control technology. Furthermore, we are continually researching ways to improve the efficiency, design and quality of our Personal Digital Cellular network.

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

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implement an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 megabits downlink and a 20 megabits uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. We will evaluate these high-speed transmission technologies during the field trials.

R&D Center

In order to respond to swiftly growing demand for wireless telecommunications and to diversifying customer needs, we have upgraded our research and development capabilities and streamlined our research and development operations. To this end, the NTT DoCoMo R&D Center in Yokosuka Research Park was completed in March 1998. We added a second research and development facility in March 2002. The NTT DoCoMo R&D Center is a highly advanced R&D center near Tokyo specializing in mobile telecommunications technology. With state-of-the-art testing facilities, the NTT DoCoMo R&D Center is the base for research and development of basic technologies, 3G, 4G and other mobile telecommunications systems and a variety of new products and services.

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We believe that the entry of Vodadone into the Japanese wireless telecommunications market via its control of J-Phone will increase the level of competition in the Japanese market as J-Phone is likely to introduce different strategies than our current Japanese competitors. Furthermore, in addition to direct competition from other cellular operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international phone services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

One new form of competition is from wireless LAN service providers in Japan. Softbank Group (Softbank BB and Yahoo) and NTT Communications, among others, currently offer wireless LAN “hot spot” services in Japan. “Hot spots” are access points in public places where notebook PC users and PDA users can access the Internet using wireless LAN devices built-in or added to their computers or PDAs. Wireless LANs provide high-speed Internet connection and service providers who provide 2.4 GHz services are not required to obtain licenses under the Radio Law to establish wireless LAN radio stations and therefore can more easily enter the wireless LAN services market. We introduced our wireless LAN service, “Mzone”, in July 2002.

Cellular Competition

There are three cellular operators in Japan: DoCoMo, the KDDI group and J-Phone. As of March 31, 2003, we had a market share of 58.0%, the KDDI group (including the Tu-ka Group) had a market share of 23.6% and J-Phone had a market share of 18.4%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 17.8 million subscribers as of March 31, 2003. The KDDI group is a product of the merger of the telecommunications carriers

KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. The network buildout costs for the KDDI group may be lower than ours because of their ability to use a greater portion of the current cdmaOne technology in the construction of their network (although the KDDI group is incurring additional expense as it is converting from PDC to cdmaOne).

J-Phone operates nationwide and is the third largest cellular operator with approximately 14.0 million subscribers as of March 31, 2003. J-Phone integrated its services by merging its group companies in November 2001. The largest shareholders of J-Phone are Vodafone and Japan Telecom Holdings. J-Phone began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours.

Regarding potential competition from fixed line, our management believes that fixed line telecommunications services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other—customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed line and cellular operators, improvements in fixed line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular transmission), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

i-mode Competition

The competitors of i-mode are EzWeb provided by the KDDI group and J-Sky provided by J-Phone. As with i-mode, KDDI’s EzWeb and J-Phone’s J-Sky service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect increasing competition in the areas of content offering, availability of built-in cameras and displays with high resolution and e-commerce services.

3G Competition

3G competition is increasingly becoming more difficult with other service providers beginning to offer 3G services. The KDDI group launched its 3G services on 800MHz through cdma2000 1x in major cities in Japan in April 2002. At present, cdma2000 1x subscribers can use their handsets in a wider area than ours because cdma2000 1x handsets are compatible with their existing cdmaOne network. However, their transmission speeds are lower than ours and they do not offer videophone services at this time. As of March 31, 2003, they had approximately 6,806,000 cdma2000 1x subscribers. J-Phone also offers 3G services based on the same standard W-CDMA (DS-CDMA) technology, as ours, and had approximately 25,200 W-CDMA 3G subscribers as of March 31, 2003. J-Phone also offers international roaming service with GSM networks overseas.

PHS Competition

The Personal Handyphone System, or PHS, market is highly competitive. Our two main competitors are DDI Pocket and ASTEL. DDI Pocket remains the leader among the three PHS operators with approximately 54.5% of the market share of PHS subscribers as of March 31, 2003. We are second with approximately a 30.9% market share and ASTEL has approximately a 14.6% market share. With the decrease in handset prices and service prices of cellular services, PHS operators also face increasing competition from cellular operators.

Several companies, including Japan Communications Inc., provide MVNO (mobile virtual network operator) services by which they lease bulk capacity from a telecommunications carrier to provide wireless services. We believe that the number of MVNOs using the PHS network will increase and thus data communication services will face increasing competition.

In addition, DDI Pocket began a data communications service offering fixed price services, and demand for data communications at fixed prices increased as a result. In April 2003, we also introduced a fixed price wireless Internet access service called “@FreeD” in order to compete with DDI Pocket.

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

The Telecommunications Business Law

The Telecommunications Business Law authorizes the MPHPT to regulate two types of telecommunications companies: Type I Carriers, such as us, our eight regional subsidiaries and other telecommunications operators called “NCCs”, or New Common Carriers, and cellular operators which provide telecommunications services by establishing telecommunications circuit facilities; and Type II Carriers, which are telecommunications carriers other than Type I Carriers (i.e., companies such as Internet service providers which provide telecommunications services to customers but do so using the circuit facilities of Type I Carriers). Type II Carriers are subdivided into Special Type II Carriers, which provide telecommunications facilities for the use of communications by the public through the interconnection of both ends of leased circuits with public switched networks or which provide telecommunications facilities designated for communications between Japan and foreign points of contact for the use of communications by others, and General Type II Carriers, which provide other services. Type I Carriers may offer the same services provided by Type II Carriers. As of March 31, 2003, there were 413 Type I Carriers and 10,904 Type II Carriers. We and our eight regional subsidiaries are all Type I Carriers though we have also been registered as a Special Type Il Carrier to provide international communication services and we and our five regional subsidiaries have made notifications concerning General Type II Carriers.

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

Under the new asymmetric regulation provided in the amendment to the Telecommunications Business Law which became effective in November 2001, (i) Type I Carriers that possess Category I-designated facilities (i.e., regional fixed system) and (ii) Type I Carriers that possess Category II-designated facilities (i.e., mobile system) and which are designated by the Minister of the MPHPT are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment or content providers. The Minister of MPHPT may designate as Category II-designated facilities the transmission line and other telecommunication facilities of a Type I Carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of the MPHPT may subject a Type I Carrier that possesses Category II-designated facilities to the prohibition of anti-competitive behaviors by designation in consideration of factors, including the trend of market share, if the percentage of such Type I carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue of the similar telecommunications service within the same area exceeds 25%. Our revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002. Even though such designation has been made, we believe that our business operation will not be significantly affected.

Under the new asymmetric regulation described above, while Type I Carriers that possess Category I-designated facilities (at present, NTT East and NTT West) remain under the approval system for the purpose of formulation and change of tariffs and articles of interconnection agreements, other carriers, including us, are not subject to the approval system and are only subject to the notification process or unregulated for those purposes. Under the new regulation, however, Type I Carriers that possess Category II-designated facilities have become obligated to establish, notify and disclose their articles of interconnection agreements.

The following table summarizes some of the major current regulatory requirements applicable to Type I and Type II Carriers:

	Type I Carriers	Type II Carriers
		Special Type II	General Type II
Government Regulation:
a. Start-up of Services	Permission from the Minister of the MPHPT required	Registration with the Minister required	Notification to the Minister required

b. Charges	Notification to the Minister required(1)	Notification to the Minister required	Unregulated

c. Tariffs	• Approval from the Minister required for services related to Category I-designated facilities)	Notification to the Minister required	Unregulated

• Notification to the Minister required for other services

d. Articles of Interconnection Agreements	• Approval from the Minister required (as to Category I-designated facilities) • Notification to the Minister required (as to Category II-designated facilities)	Unregulated	Unregulated

e. Interconnection Agreements	Notification to the Minister required	Notification to the Minister required	Unregulated

f. Foreign Capital Participation	Unregulated(2)	Unregulated	Unregulated

(1)	Type I Carriers having Category I-designated facilities are subject to the price cap regulation, under which they must obtain an approval from the Minister if a proposed charge exceeds the price cap.
(2)	Except in the case of the one-third foreign ownership restriction applicable only to NTT and except for the prior notification requirement under the Foreign Exchange and Foreign Trade Law in the case of a foreign investor which together with certain related parties holds 10% or more of the issued shares of a listed company as a result of its acquisition of shares.

A bill to amend the Telecommunications Business Law and the NTT Law was presented by the Cabinet to the Diet and is currently under consideration by the Diet. The proposed amendments to the Telecommunications Business Law and the NTT Law include, among other things:

•	the abolition of the business classification of Type I Carriers and Type II Carriers;

•	the introduction of the supplier’s declaration of conformity system; and

•	the introduction of measures under which NTT East shall grant NTT West funds from the viewpoint of ensuring that specified interconnection charges of NTT East and NTT West shall be uniformly set forth.

In line with the proposed abolition of Type I and Type II telecommunications business classifications, which will become effective within one year from the date promulgation if the bill passes the Diet, which we expect, the approval system for business entries and withdrawals will be replaced by a registration/notification system, regulations pertaining to service offerings, tariff setting and interconnection between carriers will be liberalized, regulations to protect consumers such as announcement of withdrawal, explanation of important matters on services and swift process of complaints will be introduced, and an authorization system allowing priority usage of public utilities conducive to facilitation of circuit facilities deployment will be introduced.

If this bill becomes law, major regulatory requirements will be changed as shown in the following table:

a. Start-up of Services	• Registration with the Minster required for carriers that possess large-size circuit facilities
• Notification to the Minister required for carriers other than above

b. Charges and Tariffs	• Unregulated, in general
• Notification to the Minister required for basic telecommunications services and designated telecommunications services(1)

c. Articles of Interconnection Agreements	• Unregulated, in general • Approval from the Minister required for Category I-designated facilities • Notification to the Minister required for Category II-designated facilities

d. Foreign Capital Participation	• Unregulated(2)

(1)	The specified telecommunications services will be subject to price cap regulations, under which carriers will be required to obtain approval from the Minister if a proposed change of charge exceeds the price cap.
(2)	Except in the case of the one-third foreign ownership restriction applicable only to NTT and except for the prior notification requirement under the Foreign Exchange and Foreign Trade Law in the case of a foreign investor who together with certain related parties holds 10% or more of the issued shares of a listed company as a result of its acquisition of shares.

The introduction of the system for self-declaration of conformity with technical standards is expected to become effective within 2003 while the amendment to the NTT Law is expected to become effective within three months from the date of promulgation.

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

Spectrum allocation is awarded based on application to the MPHPT, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. The MPHPT currently allocates 80 MHz x2 for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 28 MHz x2. Within our allocated spectrum, we use approximately 24 MHz x2 for our 800 MHz PDC network and 4 MHz x2 for our 1.5 GHz PDC network. In the Tokyo metropolitan area, we also use an additional 5 MHz x2. We also obtained an additional 1.5 MHz x2 of spectrum in the 1.5GHz band in the Tokyo metropolitan area, Nagoya and Osaka in 2003. In fiscal 2002, pursuant to regulations under the Radio Law, we paid total fees of approximately ¥25.0 billion to the Government in the form of spectrum user fees for base stations, handsets and other radio stations.

Currently, two other cellular groups have been allocated spectrum for their cellular services in Japan. The KDDI group, including Tu-ka, has collectively been allocated 34 MHz x2 in the 800 MHz and 1.5 GHz bands. J-Phone has been allocated 10 MHz in the 1.5 GHz band and obtained an additional 1.5MHz of spectrum in the 1.5GHz band in the Tokyo metropolitan area in 2003.

On June 30, 2000, we, KDDI and J-Phone respectively obtained MPT approvals which allow each company to use 2 GHz bands in connection with each company’s 3G services. All three companies have each been allocated 15 MHz x2 of spectrum.

The Radio Law has recently been amended several times in order to more effectively utilize radio waves. Effective November 2000, the Radio Law was amended to provide for disclosure by the Minister of the MPHPT of the frequency allocation plan and procedures concerning competitive applications for radio frequency spectrum. The Radio Law was amended, effective as of July 2001, to empower the Minister of the MPHPT to compensate construction costs and provide other necessary support to licensees conducting construction work for changing radio equipment in connection with any specific frequency reallocation. In October 2002, an amendment to the Radio Law that enhanced the system of survey and publication of actual radio spectrum usage became effective.

The amendments to the Radio Law that passed the Diet in May 2003 include, among other things, the establishment of special rules for spectrum user fees to cover costs related to specific frequency reallocations, which will become effective within three months from the date of promulgation, and the introduction of the system for self-declaration of conformity with technical standards, which will become effective within nine months from the date of promulgation.

For other recent discussions concerning the Radio Law, please see “Recent Discussions on the Telecommunications Business Law and the Radio Law” below.

Recent Discussions on the Telecommunications Business Law and the Radio Law

Besides the points already covered in the amendments or the proposed amendments to the Telecommunications Business Law and the Radio Law, several other changes have been recommended by various governmental bodies.

The Regulatory Reform Committee recommended in its report dated December 12, 2000 that, among other things, the introduction of a spectrum auction system be considered and discussed. The Government on March 30, 2001, launched the Three-Year Program for Promoting Regulatory Reform. The Regulatory Reform Committee was terminated on March 31, 2001. The General Regulatory Reform Council, a body established under the Cabinet Office, has since then been in charge of promoting regulatory reform. On March 28, 2003, it published the Three-Year Program for Promoting Regulatory Reform. In relation to mobile telecommunications area, most of the issues in the Three-Year Program have already been reflected in the amendments or the proposed amendments to the Telecommunications Business Law while an optimum spectrum reallocation system is still under consideration.

As part of “e-Japan Priority Policy Program” determined on March 29, 2001, by IT Strategy Headquarters of the Government, among other things, the following plans were proposed in connection with mobile communications:

•	revision of allocation, and reallocation, of spectrum to secure the spectrum for the use of the 4G mobile telecommunications system by March 2003, and review of the spectrum allocation system by March 2006,

•	promotion of research and development of the 4G mobile telecommunications system that enables high-speed wireless Internet environment and seamless telecommunications service, and

•	protection of privacy of users.

Both the Three-Year Program and the e-Japan Priority Policy Program stated that the Japanese government expects that NTT will establish a voluntary action plan for promoting competition, including:

•	further rationalization of NTT East’s and NTT West’s operation,

•	further opening of the NTT group’s local network, and

•	realization of competition within the NTT group by decreasing NTT’s ownership percentage in our company and NTT Communications.

In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues”. In relation to its group operations, in that release NTT stated that:

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

The promotion of fair competition has been a key issue in the telecommunications business field since the enforcement of the Basic Law on the Formation of An Advanced Information and Telecommunications Network Society in January 2001. To that end, the amendments to the Telecommunications Business Law in 2001 introduced the asymmetric regulation, as described above, and added to the purpose of the law the promotion of fair competition in the telecommunications business. In addition, the MPHPT and the Fair Trade Commission jointly published in November 2001 the Guidelines for Promotion of Competition in the Telecommunications Business Field for the purpose of the Antimonopoly Law and the Telecommunications Business Law in order, principally, to enhance the transparency of telecommunications carriers, to clarify actual practices for which telecommunications carriers having market power are prohibited and to clarify practices leading to orders to change charges or orders to improve business activities under the Telecommunications Business Law.

On June 6, 2002, the Study Group of the MPHPT on New Business Models and Grand Design of the Competitive Environments for the New Information and Communications Era compiled and released its final report regarding how competitive environments in the telecommunications business fields should be established in the broadband age. The report indicates the necessity of introducing new regulations in order to facilitate participation of content providers, portal site providers and Internet service providers to the i-mode service market. In addition, equal treatment among content providers has been required by the aforementioned joint guidelines published by the MPHPT and the Fair Trade Commission. Therefore, we are planning to open our mobile Internet access packet network to all content providers.

In September 2002, the MPHPT established a study group on methods for evaluating competition in the telecommunications field as IP evolves in order to investigate methods for evaluating the state of competition in the field of telecommunications service to users. This study group believes that the telecommunications market should basically be based upon free competition among carriers and a competition evaluation system should be introduced to prevent and swiftly remedy any possible impediment to fair competition. To this end, the study group believes it is necessary to enhance its capability to monitor the competitive status of the market and that the group should constantly monitor the state of competition in the telecommunications service markets. Based on such monitoring, the study group hopes to confirm whether competition is restricted or obstructed, and by collecting basic information regarding the state of competition, the administration will be able to respond quickly should there be any unfair competition.

In November 2002, in connection with an application by Heisei Denden to the MPHPT concerning terms and conditions of interconnection between Heisei Denden’s telecommunications facilities and our telecommunications facilities, the MPHPT decided, following a recommendation by the Telecommunications Dispute Settlement Commission, that it is appropriate for Hesei Denden to set user charges for calls generated from Heisei Denden’s facilities to our facilities. This principle will be applied to interconnections among other local operators, except NTT East and NTT West, and mobile operators. This is a case of a fixed line operator being given the right to set charges for calls made from fixed line phones to cellular phones. In addition, in December 2002, the MPHPT set up a study group regarding the setting of charges with respect to intermediate interconnection services and calls made from IP telephones to cellular phones.

The study group on policies concerning the effective radio spectrum use of the MPHPT that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Law that passed the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. The study group continues to consider desirable spectrum user fees and desirable cost-sharing for radio stations which are not required to have licenses.

The MPHPT is currently conducting an investigation regarding the desirability of introducing number portability for cellular phones in Japan. This would allow cellular subscribers to keep their current phone numbers when switching to a different wireless telecommunications services provider. The Ministry will release the report of its findings in the summer of 2003 and could mandate the introduction of number portability. If number portability is mandated, we anticipate it may increase price competition and churn by lowering disincentives to switching service providers.

Relationship with NTT

NTT is our parent company and owns 63.0% of our voting rights as of March 31, 2003. The Government of Japan, through the Minister of Finance, owned approximately 46% of the voting rights of NTT as of the same date. The Government, acting through the MPHPT, also regulates the activities of NTT.

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

On July 1, 1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation. NTT East and NTT West operate regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Communications operates long distance telecommunications and other network services throughout Japan. NTT Communications has also started offering international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT currently owns 63.0% of our voting rights, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. For the year ended March 31, 2003, we had sales of ¥37,195 million to related parties and had cost of services, selling, general and administrative expenses and capital expenditures of ¥226,565 million, ¥241,795 million and ¥23,473 million, respectively, to related parties, compared to sales of ¥31,266 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥298,317 million, ¥198,141 million and ¥121,555 million, respectively, for the year ended March 31, 2002. We also had receivables of ¥46,973 million from related parties and payables of ¥109,412 million to related parties at March 31, 2003, compared to ¥56,964 million and ¥93,501 million at March 31, 2002. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In fiscal 2002, total payments by us to NTT amounted to ¥21 billion.

In order to ensure fair competition in the mobile telecommunications business, the MPT in April 1992 established the following conditions of separation on NTT (which was then in operation of the fixed line telephone services) and us (which remain applicable):

•	To the extent possible, we must establish transmission lines for our network independent of NTT. In the event that we use NTT transmission lines, the terms and conditions for such use shall be the same as those for our competitors.

•	NTT must not favor us in any transactions between NTT and us. The terms and conditions for our use of NTT utility poles, access to NTT’s network, access to NTT research and development and similar matters should be the same as for our competitors.

•	All former NTT employees transferred to us were required to be permanent employees, rather than being seconded from NTT.

•	We were to plan to have our shares listed and NTT’s ownership in us reduced approximately five years after incorporation.

•	We must not engage in joint procurement with NTT so as not to use NTT’s purchasing power with the objective of obtaining favorable treatment or pricing from its suppliers and manufacturers.

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

The Deregulation Committee (succeeded to by the Regulatory Reform Committee), an advisory committee set up by the decision of the Japanese Cabinet dated December 20, 1997, issued a report on December 15, 1998, with respect to government deregulation in a number of sectors of the Japanese economy. This report recommended the complete privatization of NTT at some point in the future, together with the elimination of monopolies in the regional telecommunications markets, and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. This report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of our shares to the level where competition between us and NTT’s two regional telephone companies is facilitated. On March 30, 1999, the Government revised its Three-year Program for Promoting Deregulation stating, among other things, that, based on the Deregulation Committee’s report and in connection with NTT’s ownership of our shares, it would carefully watch competition between us and NTT’s two regional telephone companies. On March 31, 2000, in its decision to further revise the Three-year Program, the Government stated that it would continue to consider NTT’s ownership of our shares taking into account the competition among cellular phone companies and the competition between us and NTT’s two regional telephone companies. Furthermore, on December 12, 2000, the Regulatory Reform Committee issued a written opinion stating that NTT’s ownership of our shares should be lowered to the level at which fair competition among us and other NTT companies is secured, and that the “firewall” regulation that restricts the sharing of management and other personnel among us and other NTT companies should be strengthened.

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

The Government on March 30, 2001, launched its Three-year Program for Promoting Regulatory Reform. In that program the Government expected NTT as well as NTT East and NTT West would prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership percentage in our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio of our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. On October 29, 2002, NTT made a report to the MPHPT on the current status of implementation of the voluntary action plan released in October 2001. In the report, NTT stated that it sold 551,000 shares of our company in July 2002, in conjunction with our planned share reacquisition and that the system of concurrent appointment of directors for NTT and our company was discontinued at the general meeting of shareholders in June 2001.

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

Property

Our property includes our Tokyo headquarters, eight regional headquarters and 67 branch and sales offices. As of March 31, 2003, we and our regional subsidiaries owned approximately 2,481,000 square meters of land and approximately 1,263,000 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2003, we leased approximately 4,026,000 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees

At March 31, 2003, we had 20,792 full-time employees representing an increase of 1,092 employees since March 31, 2002. This increase was primarily attributable to regular recruitment and the transfer of approximately 560 NTT group employees to us. Approximately 51% of the full-time employees at DoCoMo and the eight regional subsidiaries previously worked for NTT. At March 31, 2002, 2001 and 2000 we had 19,700, 18,015, and 15,100 full-time employees, respectively. The average number of temporary employees for the year ended March 31, 2003 was 2,518.

Of our 20,792 full-time employees at March 31, 2003, 1,148 were engaged in headquarters administrative functions, such as corporate planning, finance, accounting, human resources, legal and general affairs, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, at March 31, 2003, only seven employees were located outside Japan in Asia, and the rest were in Japan.

We consider our level of remuneration, non-wage benefits, including our employee share ownership program, working conditions and other allowances, including lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered in Japan by other large enterprises. We have an extensive training program for new employees. To increase incentives, the NTT group implemented a bonus plan based on overall business performance and personal results. The general retirement age is 60.

Most of our full-time non-management employees are members of unions, including ALL NTT WORKERS UNION OF JAPAN. We consider our relationship with such unions to be excellent. We have never had a strike.

Legal Proceedings

We have initiated normal actions relating to the collection of telecommunications charges and other legal proceedings in the ordinary course of business and are not involved in any litigation and have not been involved in other legal proceedings in the preceding twelve months from the date of this document that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position or profitability.

C.    Organizational Structure.

As of March 31, 2003, NTT, our parent company, is our largest shareholder and owned 63.0% of our issued and outstanding shares. We conduct our business together with our 63 subsidiaries and ten affiliates which together constitute the largest wireless telecommunications services provider in Japan based on number of subscribers. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2003:

Name	Country of Incorporation	Voting rights owned by the Company, directly or indirectly
NTT DoCoMo Hokkaido, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Tohoku, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Tokai, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Hokuriku, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Kansai, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Chugoku, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Shikoku, Inc.(1)	Japan	100.0	%(2)
NTT DoCoMo Kyushu, Inc.(1)	Japan	100.0	%(2)
DoCoMo Service Inc.	Japan	100.0%
DoCoMo Engineering Inc.	Japan	100.0%
DoCoMo Mobile Inc.	Japan	100.0%
DoCoMo Support Inc.	Japan	100.0%
DoCoMo Systems, Inc.	Japan	100.0%
DoCoMo Sentsu, Inc.(3)	Japan	90.7%
DoCoMo Technology, Inc.	Japan	90.0%

(1)	One of our eight regional subsidiaries.
(2)	On August 20, 2002, we and each of our eight regional subsidiaries entered into share exchange agreements under which they became wholly owned subsidiaries by way of share exchanges. We completed the share exchanges on November 1, 2002.
(3)	On May 13, 2003, we and this company entered into a share exchange agreement under which this company will become a wholly-owned subsidiary by way of a share exchange, effective August 1, 2003.

Other than our eight regional subsidiaries listed above, which are discussed elsewhere in this annual report, the seven main consolidated subsidiaries and their lines of business are: DoCoMo Service Inc., a company that collects charges on our behalf; DoCoMo Engineering Inc., which is engaged in the construction and maintenance of facilities; DoCoMo Mobile Inc., which repairs handsets and related cellular equipment used by subscribers; DoCoMo Support Inc., which render office services such as call center and counter services; DoCoMo Systems, Inc., which develops, maintains and operates our fundamental systems; DoCoMo Sentsu, Inc., which render ancillary services for our satellite phone business; and DoCoMo Technology, Inc., which develops software and provides support services regarding field tests.

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

Other areas of our operations over which we retain central control include, for example: (i) basic arrangements with NTT and NCCs (e.g., development and use of infrastructure facilities and agreements relating to interconnection); (ii) the coordination of matters to be reported to NTT and those legally required to be notified to MPHPT; (iii) spectrum matters; (iv) procurement, price negotiations and other business with handset and network equipment manufacturers; (v) traffic estimates, investment plans and network control; (vi) product and system related development; (vii) information systems management; and (viii) technical training of our personnel.

With respect to operating systems such as ALADIN, the procurement system and the accounting system, we and our eight regional subsidiaries share the use and expenses of such systems but we control their development and administration.

In order to increase the strength of the NTT DoCoMo brand name and identity, our services, pricing, handsets and customer services are fairly uniform throughout Japan.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B. of this annual report.

Item 5.    Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2002 herein refers to the fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D. and elsewhere in this annual report.

Overview

We are the largest provider of cellular services in Japan with an aggregate subscriber base of approximately 43.9 million as of March 31, 2003, which represented approximately 58.0% of all cellular subscribers in Japan. Of these subscribers, 37.8 million were also subscribers to our i-mode service. We also provide Personal Handyphone System, or PHS, and Quickcast (paging) services throughout Japan with an aggregate subscriber base of approximately 1.7 million and 0.6million, respectively, as of March 31, 2003.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For fiscal 2002, we had operating revenues of ¥4,809,088 million, EBITDA of ¥1,836,264 million and operating income of ¥1,056,719 million, representing an EBITDA margin of 38.2% and an operating margin of 22.0%. Our net income was ¥212,491 million, which was equivalent to net income per share of ¥4,254. Our balance sheet had total debt as of March 31, 2003 of ¥1,348,368 million, representing approximately 0.73x EBITDA for fiscal 2002. We define EBITDA as operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. EBITDA and EBITDA margin, as we have defined them, are different from EBITDA within the meaning of Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For further information regarding our EBITDA and EBITDA margin and a reconciliation to the most directly comparable generally accepted accounting principles (“GAAP”) financial measure, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” at the end of this Item 5.A.

Our operating revenues increased to ¥4,809,088 million in fiscal 2002 from ¥4,659,254 million in fiscal 2001. Due to the adoption of Emerging Issues Task Force (“EITF”) Issue No. 01-09, (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, our selling, general and administrative expenses for fiscal 2002 and prior fiscal years have been netted against operating revenues. See “Accounting Developments” in this Item 5.A. Operating income increased to ¥1,056,719 million in fiscal 2002 from ¥1,000,887 million in fiscal 2001. Net income increased to ¥212,491 million in fiscal 2002 from a net loss of ¥116,191 million in fiscal 2001. Although these results showed continued growth of our business, they represented a slowdown in the pace of our growth which was primarily attributable to slower growth in new subscribers and declining voice average monthly revenue per unit, or ARPU. Although the mobile communications market has entered a transition phase from rapid expansion to stable growth, we believe, however, that the potential of the industry and our opportunities remain strong. We seek to achieve and maintain our revenue growth in the future by further increasing non-voice ARPU, focusing on increasing and retaining the number of subscribers, particularly increasing the number of 3G subscribers and subscribers for data transmission services such as i-mode, and other measures.

Revenues

Our two principal sources of revenues are our wireless services and equipment sales. Our wireless services include mobile phone services, PHS services, Quickcast paging services and other miscellaneous services. Mobile phone services currently include cellular services, FOMA services, PDC packet communications services, satellite mobile communications services and in-flight telephone services and accounted for approximately 96.4%, 96.1% and 95.9% of wireless services revenues for fiscal years 2002, 2001 and 2000, respectively. Revenues from PHS services represented 1.8%, 2.2% and 2.3% of wireless services revenues for fiscal years 2002, 2001 and 2000, respectively. Revenues from Quickcast services have steadily declined since fiscal 1996, contributing only 0.2% to wireless services revenues for fiscal 2002, and 0.2% and 0.5% for fiscal 2001 and fiscal 2000, respectively.

We earn our cellular services revenues principally from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. FOMA revenues include voice revenues and packet revenues. Our PDC packet communications services revenues, which are currently dominated by i-mode revenues, represented 20.4% of wireless services revenues for fiscal 2002, and 17.2% and 9.8% of such revenues for fiscal 2001 and fiscal 2000, respectively. i-mode revenues, which are included in the PDC packet communication and FOMA services portion of mobile phone services revenues, include monthly and usage charges. For PDC subscribers, the monthly charge for i-mode services is ¥300 and the charge for data transmission is ¥0.3 per packet. For FOMA subscribers, who may send more packets per minutes to take advantage of FOMA’s advanced technology services, the monthly charge for i-mode services is ¥150 and the charge for data transmission is ¥0.02- ¥0.2 per packet.

Revenue from equipment sales, primarily the sale of handsets and other telecommunications equipment, accounted for 9.5% of total operating revenues for fiscal 2002, and 10.9% and 13.4% for fiscal 2001 and fiscal 2000, respectively. In fiscal 2002, we experienced strong sales of our new i-shot camera-equipped cell phones. However, revenues from equipment sales do not contribute significantly to operating income as such revenue is partially offset by the costs of and expenses relating to sales of telecommunications equipment, particularly in the case of handsets. From fiscal 2002, we adopted EITF 01-09 and therefore account for a portion of the average sales commission of approximately ¥30,000 per subscriber that we pay to agent resellers as a reduction of equipment sales revenues for fiscal 2002 and prior fiscal years. See “Accounting Developments” in this Item 5.A. The decrease in equipment sales revenues from fiscal 2001 to fiscal 2002 reflects the fact that there has been an increase in handset replacement sales as a percentage of total equipment sales and under EITF 01-09 the percentage of reduction in revenues related to replacement sales is greater than that for new sales. The decrease in equipment sales revenues from fiscal 2000 to fiscal 2001, however, was primarily due to a decline in the aggregate number of handset sales due to the saturation of the cellular market, as replacement handset sales increased but new handset sales decreased more, resulting in an overall decrease in the number of handset sales.

Recent revenue growth has been driven mainly by the success of i-mode, which has generated not only additional i-mode-related revenues from existing cellular subscribers but has also resulted in additional voice and i-mode revenues from new subscribers that have signed up for our services specifically as a result of the success of i-mode. Revenue growth has also been partially due to continued growth in the number of subscribers. Revenue growth has been partially offset by declines in voice ARPU.

Our cellular subscribers, including FOMA subscribers, increased by 7.5% to 43.9 million at March 31, 2003, from 40.8 million at March 31, 2002, and by 13.2% to 40.8 million at March 31, 2002, from 36.0 million at March 31, 2001. Total i-mode subscribers, including both existing cellular subscribers signing up for i-mode services and new subscribers signing up for i-mode services, increased by 17.4% to 37.8 million at March 31, 2003, and by 48.4% to 32.2 million at March 31, 2002, from 21.7 million at March 31, 2001. Our PHS subscribers decreased to 1.7 million at March 31, 2003, from 1.9 million at March 31, 2002, and 1.8 million at March 31, 2001. Our Quickcast subscribers have continuously declined, with a decrease to 0.6 million subscribers at March 31, 2003, from 0.8 million at March 31, 2002, and 1.1 million at March 31, 2001. Our

FOMA subscribers increased from 89,000 at March 31, 2002, to 330,000 at March 31, 2003. As of May 30, 2003, cellular subscribers, including FOMA, totaled 44.2 million, i-mode subscribers totaled 38.3 million, PHS subscribers totaled 1.7 million and Quickcast subscribers totaled 0.6 million.

The average minutes of use per month per cellular subscriber decreased year-on-year to 168 minutes per month for fiscal 2002 from 178 minutes for fiscal 2001 and 189 minutes for fiscal 2000. The decrease was primarily due to wider penetration into lower usage subscriber segments and a large number of subscribers using i-mode e-mail instead of voice calls.

Increases in the number of cellular subscribers have offset declines in aggregate average monthly revenue per unit, or ARPU, and declines in PHS and Quickcast revenues. Voice ARPU has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mail instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. Our aggregate ARPU in fiscal 2002 decreased by 4.2% to ¥8,120 from ¥8,480 in fiscal 2001, and from ¥8,650 in fiscal 2000. One of the primary reasons that aggregate ARPU has not decreased more is that increases in weighted average i-mode ARPU have partially offset the declines in voice ARPU. Voice ARPU in fiscal 2002 decreased by 8.2% to ¥6,370 from ¥6,940 in fiscal 2001 and from ¥7,770 in fiscal 2000. However, weighted average i-mode ARPU (ARPU for i-mode handsets multiplied by a fraction, the numerator of which is the number of i-mode subscribers and the denominator of which is the total number of cellular subscribers) in fiscal 2002 increased by 13.6% to ¥1,750 from ¥1,540 in fiscal 2001 compared with ¥880 for fiscal 2000. We expect that cellular ARPU rates will decline further and the average minutes of use per month per subscriber will decline over the next few years. We expect, however, that these trends adversely affecting voice ARPU should be partially compensated for by subscriber growth, and, at least for the short term, increasing weighted average i-mode ARPU. Pure i-mode ARPU decreased slightly, from ¥2,200 for fiscal 2001 to ¥2,110 for fiscal 2002. This decrease was due primarily to the full year effects in fiscal 2002 of discounts related to free packet usage to compensate for receipt of unsolicited bulk e-mails and allowing users to view the “i-menu” table of contents page without charge, both introduced in fiscal 2001, and discounts for heavy packet users introduced in fiscal 2002.

Beginning in fiscal 2001, the way that we calculate voice ARPU changed as a result of the negotiation of our interconnection agreements with respect to the interconnection charges we pay to other wireless carriers. Prior to April 1, 2001, we did not pay interconnection charges related to calls made by our subscribers when using the networks of other wireless carriers. In addition, such other carriers effectively bore the collection risk for the revenue associated with the portion of the calls made on their networks. Consequently, we recorded revenue only for the portion of such calls carried by our networks. Under newly negotiated interconnection agreements, we are currently obligated to pay to the other wireless carriers interconnection charges for the aforementioned calls made by our subscribers, as well as assume the collection risk for the entire call. As a result, beginning April 1, 2001, our operating revenues increased, but are offset by a corresponding increase in operating expenses. As a result of this change, voice ARPU was ¥320 and ¥330 higher than it otherwise would have been in fiscal 2002 and fiscal 2001, respectively.

Our average monthly churn rate for cellular subscribers was 1.22% for fiscal 2002 and 1.18% and 1.39% for fiscal 2001 and fiscal 2000, respectively. In order to keep our churn rates low, we have been focusing on subscriber retention by implementing certain measures including offering discounts for long-term subscribers as well as incentives provided for handset replacement. We believe that a portion of our churn is attributable to subscribers who voluntarily terminated contracts in order to upgrade or change handsets but remained our subscribers and therefore had less adverse impact on our financial results than churn attributable to the termination of a subscriber’s relationship with us. We also believe that due to various factors, such as the introduction of i-mode, customer confidence in our network and services and the introduction of new services, our churn rate has been lower than other operators, although no assurance can be given that this will continue to be the case.

Expenses

Our principal operating expenses are costs of services, which consist primarily of network operation costs and interconnection charges, the costs of handsets and other equipment sold, and selling, general and administrative expenses including sales agent commission costs, distribution costs, advertising and promotional expenses and customer service costs. Sales agent commission costs account for approximately 40% of selling, general and administrative expenses. In addition, our operating expenses include depreciation and amortization charges relating to capital expenditures, including the cost of constructing our network.

We incur certain expenses in acquiring new subscribers. The primary expenses are sales expenses, which are included in selling, general, and administrative expenses, in the form of commissions to sales agents. We adopted EITF 01-09 from April 1, 2002, and therefore the commissions paid to agent resellers for equipment sales that were previously included in selling, general and administrative expenses for fiscal 2001 and fiscal 2000, have been reclassified as a reduction of equipment sales to be consistent with the accounting change. See “Accounting Developments” below in this Item 5.A. The main components of the commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscriber and volume incentives that vary depending on the number of new subscribers per agent per month. In addition, we pay agents a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Commissions differ from region to region due to such factors as the competitive and economic environments in the various regions. Average commissions we paid when acquiring a new subscriber who also purchased a handset were approximately ¥30,000 per subscriber for fiscal 2002, 2001 and 2000.

As with the costs of acquiring new subscribers, sales of replacement handsets to existing subscribers and the related activation of the handsets also generally result in average commissions paid to agents of approximately ¥30,000 per subscriber. In fiscal 1997, existing subscribers used their handsets for approximately three years before replacing them. However, since that time, the average period between handset replacements has shortened to approximately once every 2.5 years. We believe that this has been due in large part to subscribers selecting new handsets to take advantage of continuing improvements in handset size and quality and in battery life and to take advantage of new services such as i-mode, i-appli and i-shot. Additionally, particularly successful models of handsets also generated increased handset sales. During fiscal 2000, sales of new handsets were also significantly affected by the success of i-mode and the resulting number of both new and existing subscribers purchasing i-mode enabled handsets. These significant sales of new and replacement handsets have had an adverse effect on profitability as a result of the acquisition costs noted above. In fiscal 2001, sales of handsets to new subscribers were lower than fiscal 2000, resulting in a decrease in related handset acquisition costs. In fiscal 2002, cost of equipment sold increased slightly primarily due to costs associated with the disposal of unsold early-model FOMA handsets.

For the use of our PDC spectrum, we pay a usage fee in accordance with the Radio Law which is based on a number of factors including the number of base stations and handsets. In fiscal 2002, we paid total usage fees to the government of approximately ¥25.0 billion, compared to approximately ¥24.0 billion for fiscal 2001 and approximately ¥21.8 billion for fiscal 2000. The usage fees for our 3G spectrum allocation are calculated in accordance with a formula which is similar to the formula that is used for our current fees for 2G spectrum allocation as determined in accordance with the Radio Law. As we have just recently started rolling out our 3G services and the number of subscribers is still low, the usage fee payable for our 3G spectrum allocation is limited at this time.

Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The total amount of our investment in the development of FOMA phones during the fiscal years ended March 31, 2003 and 2004 is expected to be approximately ¥42 billion.

In order to accommodate the substantial increase in cellular traffic volume over the last several years, we have been expanding and enhancing our cellular network, as well as developing a 3G cellular telecommunication system utilizing Wideband Code Division Multiple Access, or W-CDMA, technology. Although the expansion of the geographic coverage area of our current PDC network is virtually complete, the continuation of network capacity expansion and enhancement in heavy traffic areas, maintenance of our existing networks, the construction, expansion and enhancement of the 3G cellular network and research and development for 3G and other projects has required and will continue to require significant capital expenditures. See “Capital Expenditures” in Item 5.B.

Operating Income

Our ability to continue to generate profits will be substantially affected by a number of factors affecting all cellular operators, including, among others, our ability to maintain high levels of aggregate ARPU, our ability to attract and retain new subscribers, the rate of growth of subscribers, the level of subscriber usage, the level and structure of tariffs, competition, the rate of churn of subscribers, spectrum availability and allocation, fees for interconnection among telecommunications operators, network capital expenditure requirements and research and development expenditures. See also Item 5.D.—Trend Information.

Equity in Net Losses of Affiliates

We expect that equity in net losses of affiliates will continue to be affected primarily by our overseas investments. First, we include our pro-rata portion of the net income or net losses of these companies as the investments are accounted for by the equity method. Additionally, our investment costs exceeded the underlying equity in net assets of the investees at the date of investment by a significant amount. Such differences (the “equity method goodwill”) were amortized, on a straight line basis over periods ranging from five to 20 years, through March 31, 2001. With respect to investments made prior to March 31, 2001, the amortization of the equity method goodwill for fiscal 2000 was approximately ¥10 billion. Effective as of April 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” and ceased amortization of equity method goodwill associated with our investments. We have reviewed our investments and equity method goodwill for impairment based on an other than temporary decline in value and have recognized several impairments, as described below. As of March 31, 2003, we had approximately ¥50 billion of equity method goodwill remaining from our overseas investee affiliates.

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

In addition to recording our portion of the income and losses of our equity method affiliates, we also regularly test the value of our equity method investments. As a result and to the extent there is impairment, we have had and may in future periods have write-downs related to other than temporary declines in value of these investments.

In recent years, telecommunications companies and wireless operators, including the companies we invested in, have experienced a variety of negative developments, including increased competition, increasing debt burdens from network build outs, expensive 3G spectrum auctions and other factors. As a result, these companies have experienced financial difficulties and significant volatility in share prices. In light of the effects of these negative developments and related declines in the reported market prices or market values of our overseas affiliates and other affiliates, we recognized impairment losses equal to ¥319.6 billion, net of deferred taxes of ¥225.5 billion, in fiscal 2002, and ¥624.6 billion, net of deferred taxes of ¥453.2 billion, in fiscal 2001, with respect to our interests in some of our affiliates. The gross impairment charges in fiscal 2002 were ¥284.1 billion for AT&T Wireless Services, Inc., ¥117.9 billion for KPN Mobile N.V., ¥9.6 billion for KG Telecommunications Co., Ltd., ¥123.2 billion for Hutchison 3G UK Holdings Ltd., and ¥10.3 billion for DoCoMo AOL, Inc. The gross impairment charges in fiscal 2001 were ¥664.5 billion for AT&T Wireless Services, Inc., ¥320.5 billion for KPN Mobile N.V., ¥36.5 billion for KG Telecommunications Co., Ltd., and ¥56.4 billion for Hutchison 3G UK Holdings Ltd. See the risk factor regarding our international investments in “Risk Factors” in Item 3.D.

In November 2002, we received a notice from KPN Mobile N.V. with regard to an opportunity to subscribe for further shares through exercise of our top-up right in order to maintain our voting interest in KPN Mobile N.V. In December 2002, we decided not to exercise our right to subscribe in new shares and therefore our voting interest in KPN Mobile N.V. decreased from 15% to approximately 2.2%, and many of our rights under the subscription agreement and the shareholders agreement, including our representation on KPN Mobile’s Supervisory Board of Directors, terminated. As a result, we no longer have the ability to exercise significant influence over KPN Mobile N.V. and therefore no longer account for it using the equity method.

Results of Operations

The following tables set forth selected income statement data in yen amounts and expressed as a percentage of total operating revenues for the periods indicated:

	Fiscal year ended March 31,
	2001	2002	2003
	(in millions)
Operating revenues:
Wireless services	¥3,620,271	¥4,153,459	¥4,350,861
Equipment sales(1)	557,785	505,795	458,227

	4,178,056	4,659,254	4,809,088

Operating expenses:
Cost of services	537,913	684,400	677,940
Cost of equipment sold	958,022	927,483	950,699
Depreciation and amortization	595,598	640,505	749,197
Selling, general, and administrative(1)	1,307,903	1,405,979	1,374,533

	3,399,436	3,658,367	3,752,369

Operating income	778,620	1,000,887	1,056,719
Other expenses, net	20,489	44,496	13,751

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	758,131	956,391	1,042,968
Income taxes	317,337	399,643	454,487

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	440,794	556,748	588,481
Equity in net losses of affiliates(2)	(17,767)	(643,962)	(324,241)
Minority interests in earnings of consolidated subsidiaries	(21,272)	(28,977)	(16,033)

Income (loss) before cumulative effect of accounting change	401,755	(116,191)	248,207
Cumulative effect of accounting change(3)	—	—	(35,716)
Net income (loss)	¥401,755	¥(116,191)	¥212,491

	Fiscal year ended March 31,
	2001	2002	2003
Operating revenues:
Wireless services	86.6%	89.1%	90.5%
Equipment sales	13.4	10.9	9.5

	100.0	100.0	100.0

Operating expenses:
Cost of services	12.9	14.7	14.1
Cost of equipment sold	22.9	19.9	19.8
Depreciation and amortization	14.3	13.7	15.5
Selling, general, and administrative	31.3	30.2	28.6

	81.4	78.5	78.0

Operating income	18.6	21.5	22.0
Other expenses, net	0.5	1.0	0.3

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	18.1	20.5	21.7
Income taxes	7.5	8.6	9.5

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	10.6	11.9	12.2
Equity in net losses of affiliates	(0.5)	(13.8)	(6.7)
Minority interests in earnings of consolidated subsidiaries	(0.5)	(0.6)	(0.3)

Income (loss) before cumulative effect of accounting change	9.6	(2.5)	5.2
Cumulative effect of accounting change	—	—	(0.8)
Net income (loss)	9.6	(2.5)	4.4

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and selling, general and administrative expenses for the fiscal years ended March 31, 2001 and 2002 have been reclassified. Equipment sales and selling, general and administrative expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, selling, general and administrative expenses, amounting to ¥491,310 million and ¥507,884 million for the years ended March 31, 2001 and 2002, respectively, have also been reclassified as a reduction of equipment sales.
(2)	Includes write-downs in investment in affiliates of ¥319,564 million, net of deferred taxes of ¥225,535 million, and ¥624,644 million, net of deferred taxes of ¥453,235 million, for the fiscal years ended March 31, 2003 and 2002, respectively.
(3)	This relates to the adoption of EITF 01-09 and the timing for recognizing commissions payable to agents.

Comparison of Fiscal 2002 with Fiscal 2001

Operating revenues increased by 3.2% to ¥4,809,088 million in fiscal 2002 from ¥4,659,254 million in fiscal 2001. Wireless services accounted for 90.5% of revenue in fiscal 2002 compared to 89.1% in the prior year. The increase in wireless services revenues was due primarily to a 5.1% growth in mobile phone services revenues, including i-mode and other PDC packet communication services, to ¥4,193,625 million in fiscal 2002. This increase in mobile phone services revenues reflects growth in the cellular subscriber base and the strong performance of i-mode services, which offset declining voice ARPU which was due to rate reductions, an increase of subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mails instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. The growth in i-mode resulted in PDC packet communications services revenues increasing to ¥886,337 million in fiscal 2002 from ¥716,091 million in fiscal 2001. PHS revenues, representing 1.8% of wireless services, decreased by 10.8% while Quickcast revenues, representing 0.2% of wireless services, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The

9.4% decrease in equipment sales revenues from the prior period was primarily due to the fact that there has been an increase in replacements as a percentage of total equipment sales and under EITF 01-09 the percentage of reduction in revenues related to replacement sales is greater than for new sales.

Operating expenses increased by 2.6% to ¥3,752,369 million in fiscal 2002 from ¥3,658,367 million in fiscal 2001. This increase was largely due to a 2.5% increase in cost of equipment sold, and a 17.0% increase in depreciation and amortization. The increase in cost of equipment sold was due primarily to costs associated with the disposal of unsold early-model FOMA handsets. The increase in depreciation and amortization expense was primarily due to an increase in telecommunications facilities used for FOMA and the purchase of systems hardware and software for our enterprise information system. Cost of services and selling, general and administrative expenses decreased from the previous fiscal year by 0.9% and 2.2%, respectively. Cost of services decreased primarily because interconnection charges for calls utilizing other telecommunication networks decreased due to a reduction in unit prices. The decrease in selling, general and administrative expenses was primarily as a result of a decrease in sales commissions of approximately 10.6% related to new subscriber additions due to a decrease in new subscriber additions.

Operating expenses decreased as a percentage of operating revenues to 78.0% in fiscal 2002 from 78.5% in fiscal 2001. This was primarily because the increase in PDC packet communications services revenues was larger than the increase in operating expenses, including depreciation and amortization.

As a result of the foregoing, our operating income for fiscal 2002 was ¥1,056,719 million, representing a 5.6% increase.

Other expenses, net, which include such items as interest expense, interest income, foreign exchange gains and losses and gains and losses on marketable securities, decreased by 69.1% to ¥13,751 million in fiscal 2002 from ¥44,496 million in fiscal 2001. This decrease was primarily due to a market value write-down adjustment in fiscal 2001 for our warrants to purchase AT&T Wireless common stock, which we carry on a marked to market basis.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥1,042,968 million and ¥956,391 million for fiscal 2002 and fiscal 2001, respectively. Income taxes were ¥454,487 million in fiscal 2002 and ¥399,643 million fiscal 2001, representing effective tax rates of approximately 44% for fiscal 2002 and 42% for fiscal 2001. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42% for both fiscal 2002 and 2001.

In March 2003, the Japanese government approved the amendments to the tax law, which is to reduce the standard Japanese Enterprise Tax rates based on the size of income as well as levy an additional Japanese Enterprise Tax based on the size of the business. It will be effective for the year beginning April 1, 2004. As a consequence, the combined statutory income tax rate will be lowered to approximately 40.7% for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004. The effect of the change in rates on net deferred tax assets was a reduction of ¥18,213 million and was charged to income taxes in the year ended March 31, 2003.

Equity in net losses of affiliates, net of taxes, decreased to ¥324,241 million in fiscal 2002 from ¥643,962 million in fiscal 2001, mainly because write-downs of investments in affiliates decreased to ¥319.6 billion, net of deferred taxes of ¥225.5 billion, in fiscal 2002 from ¥624.6 billion, net of deferred taxes of ¥453.2 billion, in fiscal 2001.

EITF 01-09 requires that reduction of revenue and corresponding expenses be recognized at the time of equipment sales to the agent resellers, instead of the date of sale to the end-user customer. Consequently, the cumulative effect of this accounting change was recognized and net income decreased by ¥35,716 million, net of taxes. See “Accounting Developments” below.

As a result of the foregoing, we recorded net income of ¥212,491 million in fiscal 2002 compared to net loss of ¥116,191 million in fiscal 2001.

Comparison of Fiscal 2001 with Fiscal 2000

Operating revenues increased by 11.5% to ¥4,659,254 million in fiscal 2001 from ¥4,178,056 million in fiscal 2000. Wireless services accounted for 89.1% of revenue in fiscal 2001 compared to 86.6% in fiscal 2000. The increase in wireless services revenues was due primarily to a 14.9% growth in mobile phone services revenues, including i-mode and other PDC packet communications services, to ¥3,990,496 million in fiscal 2001. This increase in mobile phone services revenues reflects growth in the cellular subscriber base and the strong performance of i-mode services, which offset declining voice ARPU which was due to rate reductions, an increase of subscribers using discounted plans, wider penetration into lower usage subscriber segments, some subscribers using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (circuit switching service, revenues from which are deemed voice revenues). The growth in i-mode resulted in PDC packet communications services revenues increasing to ¥716,091 million in fiscal 2001 from ¥353,468 million in fiscal 2000. PHS revenues, representing 2.2% of wireless services, increased by 7.8% while Quickcast revenues, representing 0.2% of wireless services, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 9.3% decrease in equipment sales revenues from the prior period was primarily due to saturation of subscriber growth.

Operating expenses increased by 7.6% to ¥3,658,367 million in fiscal 2001 from ¥3,399,436 million in fiscal 2000. This increase was largely due to a 108.4% increase in cost of services to third parties, a 7.5% increase in depreciation and amortization and a 7.5% increase in selling, general and administrative expenses. The increase in cost of services to third parties was primarily due to new interconnection charges for calls utilizing other telecommunication networks and an increase in network maintenance costs related to facilities investments for enlargement of our coverage area and improvement of our communication quality. The increase in depreciation and amortization expense was primarily due to an increase in telecommunications facilities used for FOMA and for obtaining systems hardware and software for our customer service and billing systems. The increase in selling, general and administrative expenses was primarily due to an increase in point service reimbursement fees related to our customer loyalty program and expanding the business services that we offer.

Operating expenses decreased as a percentage of operating revenues to 78.5% in fiscal 2001 from 81.4% in fiscal 2000. This was due primarily to a decreased level of equipment sales in fiscal 2001.

As a result of the foregoing, our operating income for fiscal 2001 was ¥1,000,887 million, representing a 28.5% increase.

Other expenses, net, which include such items as interest expense, interest income, foreign exchange gains and losses and gains and losses on marketable securities, increased by 117.2% to ¥44,496 million in fiscal 2001 from ¥20,489 million in fiscal 2000. This increase was primarily due to an increase in other, net to ¥27,421 million in fiscal 2001 from ¥1,038 million due to a market value write-down adjustment for our warrants to purchase additional AT&T Wireless common stock, which we carry on a marked to market basis.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥956,391 million and ¥758,131 million for fiscal 2001 and fiscal 2000, respectively. Income taxes were ¥399,643 million in fiscal 2001 and ¥317,337 million in fiscal 2000, representing effective tax rates of approximately 42% for both fiscal years. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and resident income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42% for both fiscal 2001 and 2000.

Equity in net losses of affiliates, net of taxes, increased to ¥643,962 million in fiscal 2001 from ¥17,767 million in fiscal 2000 due mainly to write-downs of our interests in certain of our overseas investee affiliates, in particular to reflect significant drops in the market price or fair value of the shares of AT&T Wireless Services, Inc., KPN Mobile N.V., Hutchison 3G UK Holdings Ltd. and KG Telecommunications Co., Ltd.

As a result of the foregoing, we recorded net loss of ¥116,191 million in fiscal 2001 compared to net income of ¥401,755 million in fiscal 2000.

Segment Information

General

We conform to Statement of Financial Accounting Standards No. 131—“Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires us to report about our operating segments in our financial statements. In applying SFAS 131, we currently have four primary business segments: mobile phone business, PHS business, Quickcast business and miscellaneous business. As required by SFAS 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management.

Our chief operating decision maker monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports. From fiscal 2002, we changed our disclosure of consolidated financial information in Japan from Japanese GAAP to U.S. GAAP. Accordingly, our management reports, which were prepared in accordance with Japanese GAAP in previous years, are prepared in accordance with U.S. GAAP from fiscal 2002. Segment information in accordance with Japanese GAAP continues to be presented for fiscal 2001 and fiscal 2000 in Note 14 of the notes to our consolidated financial statements, but we have also included U.S. GAAP information in Note 14 to provide comparability of the segment information and for the convenience of the users of the financial statements. For the same reasons, we use segment information in accordance with U.S. GAAP in the following discussions and analysis regarding segments.

Our mobile phone business segment includes:

•	cellular services,

•	FOMA services,

•	PDC packet communications services,

•	satellite mobile communications services,

•	in-flight telephone services, and

•	equipment sales related to these services.

Our Personal Handyphone System, or PHS, business segment includes PHS service and related equipment sales. Our Quickcast business segment includes Quickcast service and related equipment sales. Our miscellaneous business segment includes international dialing and roaming service and other miscellaneous services, which in the aggregate are not significant.

Comparison of Fiscal 2002 with Fiscal 2001

In fiscal 2002, our operating revenues increased 3.2% to ¥4,809,088 million, our operating expenses increased 2.6% to ¥3,752,369 million and our operating income increased 5.6% to ¥1,056,719 million. Operating revenues from our mobile phone business segment increased 3.7% to ¥4,690,444 million primarily as a result of continued growth in the number of cellular subscribers and the continued growth of i-mode services, each of which helped offset declining voice ARPU caused by rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, some subscribers using i-mode e-mails instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. In addition, strong sales of new i-shot camera-equipped cell phones, totaling more than ten million users eleven months after its June 2002 launch, and associated service revenues contributed to the increase in the mobile phone business segment revenues. Revenues from our mobile phone business segment represented 97.5% of total wireless service revenues in fiscal 2002, up slightly from 97.1% in fiscal 2001. Operating expenses in our mobile phone business segment increased 4.2% to ¥3,603,257 million primarily due to increased subscriber retention costs primarily related to our point service program and increased depreciation and amortization relating to FOMA telecommunications facilities and our enterprise information system. As a result, operating income from our mobile phone business segment increased 1.9% to ¥1,087,187 million.

We expect that FOMA will become an increasingly important component of the mobile phone business segment in the years to come. For fiscal 2002, FOMA service operating revenues (excluding FOMA handset sales) increased to ¥13.6 billion from ¥1.8 billion in fiscal 2001 primarily as a result of an increase in the number of subscribers due to increased sales of FOMA handsets. The increase in the sales of FOMA handsets was due to increased population coverage of the FOMA network which covered 91% of the population as of March 31, 2003, improved standby battery life of FOMA handsets and the popularity of particular FOMA handsets with video clip e-mail or videophone capability, in particular the P2102V model. Despite the increase in FOMA revenues in fiscal 2002, FOMA did not contribute to, and impacted negatively on, our operating income due primarily to large depreciation and amortization expenses associated with FOMA telecommunications facilities.

Operating revenues in our PHS business segment decreased 15.1% to ¥85,038 million in fiscal 2002, primarily due to a decrease in the number of PHS subscribers. Operating expenses in the PHS business segment decreased 29.2% to ¥113,332 million as a result of a decrease in sales commissions for new subscriber additions, a decrease in depreciation and amortization due to reduced capital expenditures for PHS business facilities and our cost reduction efforts. Our PHS business segment operating loss decreased from the prior year by 52.7% to a loss of ¥28,294 million.

Operating revenues in our Quickcast business segment decreased 27.3% to ¥8,088 million in fiscal 2002 as a result of the continuing decline of Quickcast subscribers and lower levels of usage as the market for pager services in Japan continued to shrink. Operating revenues from the Quickcast business segment now represent only 0.2% of total operating revenues. Operating expenses decreased 16.0% to ¥14,546 million due to our cost reduction efforts for communication network charges and other costs. Our operating loss from our Quickcast business segment increased from the prior year by 4.5% to a loss of ¥6,458 million.

Operating revenues from our miscellaneous business increased 6.6% to ¥25,518 million in fiscal 2002. The increase was mainly due to an increase in international dialing and roaming services revenues. Operating expense from our miscellaneous business decreased 9.7% to ¥21,234 million in fiscal 2002 due to cost reduction efforts. As a result, operating income from miscellaneous business increased by approximately ¥4,000 million to ¥4,284 million.

Comparison of Fiscal 2001 with Fiscal 2000

In fiscal 2001, our operating revenues increased 11.5% to ¥4,659,254 million, our operating expenses increased 7.6% to ¥3,658,367 million and our operating income increased 28.5% to ¥1,000,887 million. Operating revenues from our mobile phone business segment increased 12.1% to ¥4,523,989 million primarily as a result of continued growth in the number of cellular subscribers and due to the continuous success of our i-mode services, each of which helped offset declining voice ARPU caused by rate reductions, an increase of subscribers using discounted plans, wider penetration into lower usage subscriber segments, some subscribers using i-mode e-mails instead of voice calls, and some subscribers preferring to send e-mails through i-mode instead of through short-mail service (a circuit switching service, revenues from which are deemed voice revenues). Revenues from our mobile phone business segment represented 97.1% of total wireless service revenues in fiscal 2001, up slightly from 96.6% in fiscal 2000. Operating expenses in our mobile phone business segment increased 10.0% to ¥3,457,554 million primarily due to increased cost of services related to new interconnection charges for calls utilizing other cellular telecommunication networks and increased network maintenance costs related to expanding and improving the quality of our networks, increased selling, general and administrative expenses related to expansion of our business and administration of our point service, and increased depreciation and amortization relating to new FOMA telecommunications facilities and customer service and billing systems. As a result, operating income from our mobile phone business segment increased 19.6% to ¥1,066,435 million.

Operating revenues in our PHS business segment increased only 0.7% to ¥100,186 million in fiscal 2001 primarily due to a slight increase in the number of PHS subscribers. Operating expenses in the PHS business segment decreased 17.0% to ¥159,990 million as a result of our cost control efforts. Our PHS business segment operating loss decreased from the prior year by 35.9% to a loss of ¥59,804 million.

Operating revenues in our Quickcast business segment decreased 41.1% to ¥11,130 million as a result of the continuing decline of Quickcast subscribers and lower levels of usage as the market for pager services in Japan continued to shrink, especially since the introduction of i-mode services. Operating revenues from the Quickcast business segment now represent only 0.2% of total operating revenues. Operating expenses decreased 56.1% to ¥17,307 million due to our cost control efforts. Our operating loss from our Quickcast business segment decreased from the prior year by 69.9% to a loss of ¥6,177 million.

Operating revenues and expenses from our miscellaneous business were ¥23,949 million and ¥23,516 million in fiscal 2001 as compared to ¥24,421 million and ¥23,466 million in fiscal 2000, respectively. As a result, operating income from miscellaneous business totaled ¥955 million in fiscal 2001 compared to operating income of ¥433 million in fiscal 2000.

Accounting Developments

Effective April 1, 2002, we adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The adoption resulted in the reclassification of certain amounts of commissions paid to agent resellers, previously included in selling, general and administrative expenses, as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses for such commissions be recognized at the time of equipment sales to the agent reseller instead of the date of resale to the end-user customer. Consequently, net equipment sales and selling, general and administrative expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, selling, general and administrative expenses, amounting to ¥507,884 million and ¥491,310 million for the years ended March 31, 2002 and 2001, respectively, have also been reclassified as a reduction of equipment sales. The adoption also resulted in an adjustment as of April 1, 2002, for the cumulative effect of this accounting change in our statement of operations and comprehensive income (loss) by ¥(35,716) million, net of taxes of ¥25,852 million, related to the timing of our recognition of the commissions that we paid.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. This issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. We are in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on our results of operations and financial position.

In February 2003, the EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, the EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain at settlement. Under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which we participate, is currently applying to the Japanese government to be released from its future obligation to disburse the NTT Plan benefits covering the substitutional portion. It is undetermined when the permission and the transfer of the benefit obligations and related assets will take place and what will be the effect of the settlement.

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for our company beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. We are in the process of determining the impact, if any, that the adoption of SFAS No. 143 will have on our results of operations and financial position.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior management have discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the Board of Directors and certain executive meetings to express their opinion and are under a statutory duty to oversee the administration of our affairs by our Directors and to examine our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular, PHS and Quickcast businesses, our internal use software and our other intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized on a declining balance method over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in fiscal 2002, 2001 and 2000 were ¥749,197 million, ¥640,505 million and ¥595,598 million, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at six to 15 years. The estimated useful life of our internal use software is set at five years. If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of increased depreciation and amortization expense or losses in future periods.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets to be held and used, including fixed assets, such as our property, plant and equipment, and certain identifiable intangibles, such as software for telecommunications network, internal-use software, and rights to use telecommunications facilities of wireline carriers, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, but it is affected by some similar factors. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	current period operating cash flow loss;

•	introduction of competing technologies and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscribers;

•	changes in the manner of use of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, resulting in reduced cash flows, additional impairment charges for assets not previously written-off may be required.

No write-downs of our long-lived assets have been recorded in the last three fiscal years. We are monitoring our Quickcast (paging) business operation due to a previous impairment charge, decline in subscribers and decline in cash flows. We are also monitoring our PHS business operations due to current and historical operating losses. We currently estimate that the carrying values for paging assets (which was approximately ¥16 billion as of March 31, 2003) and PHS assets (which was approximately ¥135 billion as of March 31, 2003) will be recoverable. In addition, the ultimate outcome from the launch of our 3G (FOMA) service and technology is not known. Based on our current assumptions regarding subscriber growth and costs of services for our FOMA business, we currently estimate that the carrying value of our 3G network assets, which was approximately ¥920 billion as of March 31, 2003, will be recoverable.

Impairment of Goodwill

We review goodwill for impairment based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. Under this standard, an impairment testing process for goodwill is required to be performed at least annually or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. These events or circumstances include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business and other factors.

Our goodwill totaled ¥133,196 million as of March 31, 2003, and was recorded, based on preliminary valuation results, primarily as a result of the acquisition of minority interests in our eight regional subsidiaries through share exchanges in November 2002. The impairment test requires us to first compare the fair value of the reporting units to which our goodwill is assigned with their carrying amounts. The estimate of the fair value of the reporting units is primarily based on a present value technique using discounted cash flows. Significant estimates used in our cash flow projections include, among others, market growth and market share, churn rates, ARPU (average monthly revenue per unit) and capital expenditures for our mobile phone business. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment compares the implied fair value of goodwill of that reporting unit with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The use of different estimates or assumptions in our discounted cash flows may result in different values for our goodwill and any related impairment charge.

Investments in affiliates

In addition to our domestic operating subsidiaries, we have made strategic investments in affiliate companies, primarily foreign entities, to position our company for the continued development of the wireless communications industry on a regional geographic and global basis. Such investments were intended to give us an ability to influence the business activities, such as choices of technologies, of these affiliates. In a majority of cases, our investments are of a size (20%-50% voting interest) that, in our opinion, provides the ability to significantly influence the operating or financial policies of the investee. However, in the case of AT&T Wireless, our investment represents only 16% of the voting interests. We have evaluated the scope and terms of our investment in AT&T Wireless and have concluded that additional factors, including, among others, board representation, appointment of key management positions, approval rights and rights to require repurchase of our investment under certain circumstances, provide us with the appropriate ability to exercise significant influence over the operating and financial policies of AT&T Wireless.

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

Impairment of investments in affiliates

As noted above, we have made investments in certain entities, which are accounted for on the equity method, the total carrying value for which was ¥381 billion as of March 31, 2003. Equity method accounting requires that we assess if a decline in value of any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following:

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

Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis in recent years, we review the business outlook of our affiliates in order to determine if the value of any of our investments in them have suffered a decline that was other than temporary. We utilize cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing our reviews and estimating investment values.

As a result of such evaluations, we determined that there were other than temporary declines in the values of several of our investee affiliates and recorded impairment charges aggregating ¥624,644 million, net of deferred income taxes of ¥453,235 million, for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million for AT&T Wireless, ¥320,481 million for KPNM, ¥36,461 million for KGT and ¥56,444 million for H3G UK. We also recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million, for the year ended March 31, 2003. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥117,898 million for KPNM, ¥9,619 million for KGT, ¥123,245 million for H3G UK and ¥10,259 million for DoCoMo AOL, Inc. The impairment charges are included in equity in earnings (losses) of affiliates in our income statement. While we believe the remaining carrying values of our affiliate investments are realizable, actual results or changes in circumstances, including cash flow projections or valuations, could require additional charges to be recorded.

Deferred tax assets

We record deferred tax assets and liabilities using enacted tax rates for the estimated future tax effects of carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. In determining the amount of the deferred tax asset or liability, we have to estimate the tax rates expected to be in effect during the carryforward periods or when the temporary differences reverse. We also may need to record a valuation allowance against certain deferred tax assets to reflect the likelihood that the future tax benefits will be realized. In determining the valuation allowance, we must estimate expected future taxable income and the timing for claiming and realizing tax deductions, and assess available tax planning strategies. If future taxable income is lower than expected or tax planning strategies are not available as anticipated, the valuation allowance may need to be recorded in the future in the period such determination is made.

In March 2003, the Japanese government approved amendments to the tax law which will reduce the standard Japanese Enterprise Tax rates based on the size of income as well as levy an additional Japanese Enterprise Tax based on the size of the business. It will be effective for the year beginning April 1, 2004. As a consequence, the combined statutory income tax rate will be lowered to approximately 40.7% for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004. The effect of the change in rates on net deferred tax assets was a reduction of ¥18,213 million and was charged to income taxes in the year ended March 31, 2003.

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. Calculation of the amount of expenses and liabilities for retirement allowances requires us to make various judgments and assumptions. The most significant of these assumptions in the determination of net pension costs each year are the discount rates used to value future obligations and the expected long-term rate of return on funded assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed-rate debt securities for maturity periods that match the remaining service lives of our plan participants. We estimate a long-term rate of return on funded assets based on historical experience and our current view of long-term returns on assets held by the plans. The amount of our total pension liability is subject to change due to differences in actual experience or changes in assumptions, and the effect of such differences can be substantial. For example, our projected benefit obligation in fiscal 2002 increased by ¥22.5 billion as a result of our changing the discount rate from 2.5% to 2.0%, which contributed to the increase in unrecognized actuarial losses during the year.

Revenue recognition

Beginning April 1, 2000, we revised our revenue recognition policy to defer upfront activation fees and to recognize them as revenues over the expected term of the customer relationship, which ranges from two to seven years depending on the type of service. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same periods. While this policy does not have any material impact on net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect our estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated competing products, services and technologies. The current amortization periods are based on an analysis of historical trends and our experience. In the fiscal years ended March 31, 2003, 2002 and 2001, we amortized deferred activation fees of ¥3,945 million, ¥4,409 million and ¥16,638 million, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2003, remaining unamortized deferred activation fees were ¥117,283 million.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

EBITDA and EBITDA margin

We define EBITDA as operating income before deducting depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment. We define EBITDA margin as EBITDA as a percentage of our total operating revenues. We believe that both EBITDA and EBITDA margin are relevant and useful information as these are important measures used by our management to measure our operating profits and losses. Our management uses EBITDA, in combination with our other financial measures, primarily to evaluate our operating performance prior to financing costs, taxes and non-cash capital-related expenses in consideration of the capital intensive nature of our business. In addition, we believe that both EBITDA and EBITDA margin are useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognized measure for evaluating our operating performance prior to financing costs, taxes and non-cash capital-related expenses against peer companies. We also believe that these measures are accepted indicators of our ability to make capital expenditures and to incur and service debt. This is demonstrated by the fact that EBITDA is one of the many factors used by credit rating agencies to determine our credit ratings, and is a critical focus of our communications with debt and equity analysts.

EBITDA and EBITDA margin should not be construed as alternatives to operating income or any other measure of performance determined in accordance with U.S. GAAP or as an indicator of our liquidity or cash flows generated by operating, investing or financing activities in accordance with U.S. GAAP. EBITDA and EBITDA margin, as we have defined them, are different from EBITDA within the meaning of Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies.

The following table shows reconciliations of EBITDA and EBITDA margin to net income.

	Year ended March 31,
	2000	2001	2002	2003
	(millions of yen)
EBITDA	¥1,137,025	¥1,425,335	¥1,680,596	¥1,836,264

Depreciation and amortization expenses and losses on sale or disposal of property, plant and equipment	(627,838)	(646,715)	(679,709)	(779,545)
Other expenses, net	(21,359)	(20,489)	(44,496)	(13,751)
Income taxes	(211,072)	(317,337)	(399,643)	(454,487)
Equity in net losses of affiliates	(1,730)	(17,767)	(643,962)	(324,241)
Minority interests in earnings of consolidated subsidiaries	(18,462)	(21,272)	(28,977)	(16,033)
Cumulative effect of accounting change	—	—	—	(35,716)

Net income (loss)	256,564	401,755	(116,191)	212,491

EBITDA	1,137,025	1,425,335	1,680,596	1,836,264
Total operating revenues	3,354,046	4,178,056	4,659,254	4,809,088

EBITDA margin	33.9%	34.1%	36.1%	38.2%

Capital expenditures

We define capital expenditures as purchases of property, plant and equipment, intangible and other assets on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. We have included the information concerning capital expenditures because our management uses this accrual basis measure to manage our capital expenditures and believes that it is useful to investors to present accrual basis capital expenditures in addition to the cash basis information in our consolidated cash flow statement. Capital expenditures, as we have defined it, may not be comparable to a similarly titled measure used by other companies.

The following table shows a reconciliation of capital expenditures to purchases of property, plant and equipment and intangible and other assets.

	Year ended March 31,
	2000	2001	2002	2003
	(millions of yen)
Capital expenditures	¥876,058	¥1,012,795	¥1,032,256	¥853,956

Effects of timing difference between acquisition dates and payment dates	62,533	(55,319)	30,445	10,750

Purchases of property, plant and equipment	(745,002)	(803,397)	(863,184)	(700,468)
Purchases of intangible and other assets	(193,589)	(154,079)	(199,517)	(164,238)

B.    Liquidity and Capital Resources

As described below, we will continue to require significant capital expenditures to further develop our operations and for other purposes including further construction of our 3G network. We will also require funds for repayment of our debt. In recent years, we have also spent significant additional funds on our strategic investments, which were primarily overseas. In fiscal 2000, ¥1,834 billion was spent on equity investments. Our primary source of funds to finance our capital expenditures, international investments and other capital requirements has been cash flow from operating activities and financing activities.

The following table sets forth certain information about our cash flows during fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal year ended March 31,
	2001	2002	2003
	(millions of yen)
Net cash provided by operating activities	¥857,846	¥1,341,088	¥1,584,610
Net cash used in investing activities	(2,744,215)	(1,125,093)	(871,430)
Net cash provided by (used in) financing activities	1,523,764	(33,372)	(333,277)

Net (decrease) increase in cash and cash equivalents	(362,578)	182,623	379,903
Cash and cash equivalents at beginning of period	481,003	118,425	301,048

Cash and cash equivalents at end of period	¥118,425	¥301,048	¥680,951

For fiscal 2002, our net cash provided by operating activities was ¥1,584,610 million, an increase of 18.2% over fiscal 2001. The increase in cash provided by operating activities in fiscal 2002 was primarily due to higher operating income, excluding depreciation and amortization, despite an increase in income taxes, and telephone bill receivables totaling approximately ¥244.0 billion for fiscal 2001 which were collected in fiscal 2002 because the last day of fiscal 2001 coincided with a bank holiday.

In fiscal 2002, net cash used in investing activities was ¥871,430 million, a decrease of 22.5%, compared to ¥1,125,093 million in the prior fiscal year. The decrease in net cash used in investing activities was due primarily to a decrease in capital expenditures for the acquisition of property, plant and equipment as well as a decrease in purchase of investments. We expect to continue to make significant capital expenditures in our networks and for other purposes and expect to fund such expenditures primarily from net cash provided by operating activities.

Net cash used in financing activities was ¥333,277 million in fiscal 2002 compared to ¥33,372 million in fiscal 2001. The increase in cash used in financing activities was primarily due to our repurchase of our own shares in fiscal 2002, totaling approximately ¥234.5 billion, which we mostly used to acquire the remaining minority interests in our eight regional subsidiaries in share exchanges, and a reduction in interest bearing liabilities.

Cash and cash equivalents at March 31, 2003, amounted to ¥680,951 million, representing an increase of ¥379,903 million from ¥301,048 million at March 31, 2002.

For fiscal 2001, our net cash provided by operating activities was ¥1,341,088 million, an increase of 56.3% over fiscal 2000. The increase in cash provided by operating activities in fiscal 2001 was primarily attributable to higher operating income, excluding depreciation and amortization, as a result of revenue growth, and a decrease in operating expenses, excluding depreciation and amortization, as a percentage of operating revenues primarily due to the reduced level of equipment sales.

In fiscal 2001, net cash used in investing activities was ¥1,125,093 million compared to ¥2,744,215 million in the prior fiscal year. Of this amount, ¥863,184 million, or 76.7%, was used primarily for purchase of property, plant and equipment and ¥199,517 million, or 17.7%, represented purchases of intangible and other assets. Our continued high level of investment in property, plant and equipment was primarily to expand and enhance the coverage and quality of our networks and to implement other capital expenditure programs, but was significantly less than in the prior fiscal year due primarily to a decrease in spending for purchase of investment securities which was caused by the inclusion of strategic overseas investments totaling ¥1,795.8 billion primarily in KPN Mobile, H3G UK, AT&T Wireless and KG Telecom in the prior fiscal year.

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

Cash and cash equivalents at March 31, 2002, amounted to ¥301,048 million, representing an increase of ¥182,623 million from ¥118,425 million at March 31, 2001.

As of March 31, 2003, we had ¥1,338,368 million in long-term debt (including current maturities) primarily in loans from banks and other financial institutions and corporate bonds compared to ¥1,348,282 million of long-term debt as of March 31, 2002. For the purpose of refinancing existing long-term debt, we issued five-year eurodollar bonds in the aggregate amount of $100 million (¥11.8 billion at issuance) in March 2003, four-year domestic straight corporate bonds in the aggregate amount of ¥50 billion in January 2003 and five-year domestic straight corporate bonds in the aggregate amount of ¥100 billion in April 2002. We made payments for the settlement of long-term debt of ¥212,934 million in fiscal 2002. In fiscal 2001 and 2000, we issued long-term debt with an aggregate face amount of ¥397,000 million and ¥546,000 million, respectively. In fiscal 2001 and 2000, we made payments for the settlement of long-term debt of ¥177,686 million and ¥246,619 million, respectively.

Of our long-term debt at March 31, 2003, ¥549,348 million (including current maturities) was unsecured indebtedness to banks and insurance companies at fixed interest rates of 0.5%—4.9% and with maturities currently from fiscal 2003 through fiscal 2012. As of March 31, 2003, we also had ¥789,020 million in unsecured bonds due from fiscal 2003 to fiscal 2011 with coupon rates of 0.3%-3.5%. For information about our debt servicing schedule, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. We have been seeking to level out our repayment requirements.

The following table summarizes our long term debt and lease payment obligations (including current maturities) over the next several years.

Long Term Debt and Lease Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥789,020	¥12,000	¥145,000	¥242,020	¥390,000
Unsecured Bank Loans	549,348	114,741	151,992	101,589	181,026
Capital Leases	10,180	4,369	4,851	862	98
Operating Leases	35	34	1	—	—

Total	¥1,348,583	¥131,144	¥301,844	¥344,471	¥571,124

Our other capital commitments as of March 31, 2003, principally consisted of commitments to purchase property and equipment for our cellular network, and commitments to purchase inventories, mainly handsets. As of March 31, 2003, we had committed ¥231,529 million for property and equipment and ¥17,311 million for inventories.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our 3G and PDC networks and for other purposes. See “Capital Expenditures” below in this Item 5.B. Also, we consider potential opportunities to enter new areas of business, make acquisitions or enter into joint ventures, equity investments or other arrangements primarily in wireless communications businesses from time to time.

Presently our cash needs for the coming fiscal year include money needed to build new networks, money needed to expand our 3G infrastructure to major cities and population centers around Japan, money needed to invest in new equipment and funds for repayment of debt. The sources of our funds are cash from current and future operations as well as future borrowings from banks and other financial institutions and the issuance of equity capital and debt securities in the capital markets. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of equity capital or debt securities will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain external financing if necessary for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through additional borrowing or the issuance of additional equity capital or debt securities. However, if we have underestimated our capital or other expenditure requirements or overestimated future cash flows, additional debt, equity or other financing may be required. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

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

Our capital expenditures in fiscal 2002 decreased from fiscal 2001 and fiscal 2000. In fiscal 2002, we reduced our capital expenditures for the PDC network and actively made capital expenditures for the 3G (FOMA) network to make it more efficient, while in fiscal 2001 and fiscal 2000, we made capital expenditures for expansion of the PDC network and for construction of the 3G (FOMA) network. Specifically, in fiscal 2002, we made capital expenditures to further build the 3G (FOMA) network in order to expand the FOMA service area nationwide and to further improve communication quality in existing service areas. We also tried to make network expenditures more efficient by introducing smaller and less expensive base station equipment and decreasing equipment acquisition costs. In addition, our packet communications equipment was upgraded to a highly expandable and more easily maintainable platform for the purposes of making our i-mode services more convenient and providing others with access to our packet communications equipment.

Total capital expenditures on an accrual basis were ¥854.0 billion for fiscal 2002, ¥1,032.3 billion for fiscal 2001 and ¥1,012.8 billion for fiscal 2000. In fiscal 2002, 40.1% of capital expenditures were used for construction of our 3G (FOMA) network, 28.6% for general capital expenditures, 10.8% for construction of the PDC network, 10.7% for construction of transmission lines and 8.8% for i-mode related expenditures. By comparison, in fiscal 2001, 36.9% of capital expenditures were used for construction of our 3G network, 30.0% for general capital expenditures, 18.6% for construction of the PDC network, 9.5% for construction of transmission lines and 3.8% for i-mode related expenditures.

In fiscal 2003, we expect total capital expenditures to be approximately ¥800 billion (on an accrual basis), of which approximately 47% will be for construction of our 3G (FOMA) network, approximately 26% for general capital expenditures, approximately 11% for construction of the PDC network, approximately 8% for construction of transmission lines and approximately 7% for i-mode related expenditures, which we expect to finance with internal cash flows. These capital investments will take place in Japan. Our 3G population coverage was approximately 91% of Japan as of the end of March 2003, including most major cities in Japan, and according to our current 3G construction schedule will cover approximately 99% of Japan by the end of March 2004.

We currently expect capital expenditures for each of the next few fiscal years will be at approximately the same level as this fiscal year primarily because increased capital expenditures relating to expanding, maintaining and upgrading our 3G (FOMA) system will be largely offset by decreasing capital expenditures related to our current PDC network.

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

Derivative Transactions

We enter into certain interest rate swap contracts to manage exposure to fluctuations in interest rates on our borrowings. We had no foreign exchange forward contracts outstanding at March 31, 2003 or March 31, 2002. We do not hold or issue derivatives for trading purposes. We enter into such transactions only with counterparties that are major financial institutions. We maintain and follow internal procedures to approve and control such transactions and the maximum amount and other terms. Our participation in such transactions has not had, and our management believes that it will not have, a material adverse effect on our financial position or results of operations.

The total notional value of interest rate swap contracts outstanding at March 31, 2003 to which we were a party was ¥2,500 million.

Other Hedging Activities

We are also subject to foreign exchange rate risk with respect to our foreign investments because those investments are denominated in foreign currencies. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of March 31, 2003, from this instrument was ¥145 million and was recorded as a foreign currency translation adjustment for fiscal 2002.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, research and development related to fourth-generation systems and upgrading the functions of second-generation PDC systems. Research and development expenses are charged to income as incurred. We spent ¥126,229 million, ¥99,454 million and ¥94,126 million as research and development for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The total amount of our investment in the development of FOMA phones during the fiscal years ended March 31, 2003 and 2004 is expected to be approximately ¥42 billion.

See “Research and Development” in Item 4.B. for further information on our research and development.

D.    Trend Information.

The wireless business in Japan has seen tremendous growth in recent years and we have been a significant beneficiary of this trend. We have seen rapid subscriber growth, growth in total usage, growth in our i-mode services, and recently, growth in sales of camera-equipped handsets. For the fiscal years ended March 31, 2002, and March 31, 2003, however, we saw a slowdown in the pace of growth which was primarily due to declining voice ARPU and a slowing subscriber growth rate. In the near future, we expect that our rate of growth will continue to slow. We believe, however, that we will continue to see increasing, yet slower, penetration rates and increasing use of wireless data communication services. We also expect that the proliferation of wireless devices will extend beyond standard handsets used by humans to person-to-machine and machine-to-machine communications.

In addition, both voice ARPU and non-voice ARPU are likely to continue to be negatively affected for the foreseeable future by various factors, such as an increase in lower usage subscribers, decreasing pricing rates and customers changing to discount pricing plans. For the year ended March 31, 2003, voice ARPU declined from the previous fiscal year and we believe that it will continue to decline in the fiscal year ending March 31, 2004. Weighted average i-mode ARPU grew at a slower pace in the year ended March 31, 2003, than in previous years, and we believe weighted average i-mode ARPU’s growth will continue to slow in the year ending March 31, 2004. Furthermore, pure i-mode ARPU decreased in the year ended March 31, 2003, and we believe that pure i-mode ARPU will remain at its current level in the year ending March 31, 2004.

With respect to our financial performance, we currently expect moderate annual overall growth in operating revenues, operating income and EBITDA, though the rate of growth is expected to decline in comparison with fiscal 2002. We also expect further growth in net income for fiscal 2003. We base our expectations on the following assumptions:

•	the number of subscribers as of March 31, 2004, will increase to approximately 45.7 million (of which approximately 40 million will also be subscribers to i-mode), representing a lower annual growth rate as compared with the growth rates for previous years as we enter a period of stable growth;

•	handset sales revenues are expected to increase slightly during fiscal 2003 as compared with handset sales revenues for fiscal 2002, resulting in slightly higher operating revenues from equipment sales;

•	aggregate ARPU will decrease as a result of the following:

•	voice ARPU will further decrease because of (i) reduction in minutes of use due to some subscribers’ tendency to use i-mode e-mails instead of voice calls, wider penetration into the lower usage subscriber segment, and Japan’s stagnant consumer spending, (ii) lower average voice communication rates, due to the rate reduction that took place in June 2003, and an increase in subscribers using discounted plans and (iii) the recent shift in the right to set prices for calls made from fixed line phones to cell phones from mobile phone operators to fixed line operators;

•	Japan’s economic difficulties, which until recent fiscal years did not negatively affect us in any material way, but may be causing subscribers to reduce usage; and

•	the reduction of voice ARPU will be partially offset by a further increase in weighted average i-mode ARPU due to an increase in the number of i-mode subscribers, use of i-mode handsets with higher functionality and increasing packet use due to the growing number of camera-equipped i-shot phones, although the rate of growth of weighted average i-mode ARPU will continue to slow due to discounts and the saturation of the i-mode market; and

•	we will continue to implement efforts to control operating expense increases.

Further information regarding trend information is contained elsewhere in this Item 5.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward Looking Statements” which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition, the continuing success of i-mode and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.

E.    Off-Balance Sheet Arrangements.

Not applicable.

F.    Tabular Disclosure of Contractual Obligations.

Not applicable.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table sets forth our Directors (who include the executive officers) and Corporate Auditors and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date
Directors:
Keiji Tachikawa(2)	President and Chief Executive Officer	—	May 27, 1939	June 2004	118	June 1997

Shiro Tsuda(2)	Senior Executive Vice President	Managing Director, Global Business Division	Oct 5, 1945	June 2004	83	June 1996

Toyotaro Kato(2)	Senior Executive Vice President	—	May 14, 1940	June 2004	52	July 1998

Masao Nakamura(2)	Senior Executive Vice President	Managing Director, Marketing Division	Nov. 11, 1944	June 2004	42	June 1998

Kimio Tani	Executive Vice President	Managing Director, Mobile Multimedia Division	Mar. 7, 1947	June 2004	36	June 1998

Masayuki Hirata	Executive Vice President and Chief Financial Officer	Managing Director, Accounting and Finance Division	Jul. 30, 1947	June 2004	27	June 2000

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date

Kota Kinoshita(3)	Executive Vice President and Chief Technical Officer	Managing Director, Research and Development Division	Jan. 2, 1947	June 2004	32	June 1998

Kunio lshikawa	Executive Vice President	Managing Director, Network Division	Sep. 2, 1948	June 2004	33	June 1999

Kunio Ushioda	Executive Vice President	Managing Director, Corporate Marketing Division	Sep. 22, 1946	June 2004	20	June 2000

Noboru lnoue	Executive Vice President	General Manager, Kanagawa Branch	Nov. 6, 1948	June 2004	17	June 2000

Kei-ichi Enoki	Executive Vice President	Managing Director, i-mode Business Division, Managing Director, i-mode Business Department	Mar. 15, 1949	June 2004	43	June 2000

Yasuhiro Kadowaki	Executive Vice President	Managing Director, General Affairs Department	Apr. 30, 1948	June 2004	18	June 2001

Kunito Abe	Senior Vice President	Managing Director, Corporate Citizenship Office	Aug. 18, 1945	June 2004	59	June 1998

Takanori Utano	Senior Vice President	Managing Director, Research and Development Planning Department	Sep. 20, 1949	June 2004	17	June 2001

Kiyoyuki Tsujimura	Senior Vice President	Managing Director, Corporate Strategy Planning Department	Jan. 11, 1950	June 2004	41	June 2001

Shunichi Tamari	Senior Vice President	Managing Director, Service Operation and Maintenance Department	Jan. 10, 1949	June 2004	24	June 2002

Tamon Mitsuishi	Senior Vice President	Managing Director, Ubiquitous Business Department	Apr. 22, 1949	June 2004	6	June 2002

Toshiharu Nishigaichi	Senior Vice President	Managing Director, Corporate Marketing Department II	Jul. 11, 1949	June 2004	58	June 2002

Takashi Sakamoto	Senior Vice President	Managing Director, Public Relations Department	Jan. 13, 1949	June 2004	7	June 2002

Shuro Hoshizawa	Senior Vice President	Managing Director, Corporate Marketing Department I	Jun. 17, 1949	June 2004	7	June 2002

Minoru Hyuga	Senior Vice President	General Manager, Marunouchi Branch	Sep. 2, 1950	June 2004	29	June 2002

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned(1)	Initial Appointment Date

Yoshiaki Noda	Senior Vice President	Managing Director, Personnel Development Department	May 4, 1949	June 2004	6	June 2002

Hideki Niimi	Senior Vice President	Managing Director, Procurement and Supply Department	Feb. 26, 1951	June 2004	8	June 2002

Yojiro Inoue	Senior Vice President	Managing Director, DIG Promotion Office	Mar. 25, 1949	June 2004	10	June 2003

Harunari Futatsugi	Senior Vice President	Managing Director, Network Planning Department	Nov. 23, 1951	June 2004	10	June 2003

Bunya Kumagai	Senior Vice President	Managing Director, Sales Promotion Department	Oct. 13, 1952	June 2004	27	June 2003

Masayuki Yamamura	Senior Vice President	—	Mar. 30, 1953	June 2004	5	June 2002

Corporate Auditors:

Keisuke Nakasaki(5)	Corporate Auditor	—	Oct. 10, 1941	June 2007	32	June 2000

Shinichi Nakatani(5)	Corporate Auditor	—	Aug. 31, 1943	June 2007	9	June 2002

Satoshi Fujita(5)	Corporate Auditor	—	Mar. 3, 1944	June 2007	5	June 2003

Kiyoto Uehara	Corporate Auditor	—	Aug. 11, 1935	June 2004	13	June 2001

Michiharu Sakurai	Corporate Auditor	—	Mar. 4, 1937	June 2007	5	June 2003

(1)	DoCoMo shares owned as of June 20, 2003. No Director or Corporate Auditor owns more than 0.0003% of DoCoMo’s shares of common stock.
(2)	Representative Director.
(3)	The President and Representative Directors of DoCoMo Technology, Inc.
(4)	Also Chairman of In-Tunnel Cellular Association.
(5)	Full-time Corporate Auditor.

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

Shiro Tsuda joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1996 and an Executive Vice President of our company in 1998 and a Senior Executive Vice President of our company in 2001. He has served as a Senior Executive Vice President of our company since 2001 and as a Managing Director of the Global Business Division since 2002 and as a Director of our company since 1996.

Toyotaro Kato joined The Ministry of Posts and Telecommunications in 1965. He became a Counselor of Showa Electric Wire & Cable Co., Ltd. in 1996. He also became an Executive Vice President of our company in 1998 and a Senior Executive Vice President of our company in 2002. He has served as a Senior Executive Vice President of our company since 2002 and as a Director of our company since 1998.

Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of the Saitama Branch of NTT in 1996. He also became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 1999 and a Senior Executive Vice President of our company in 2002. He has served as a Senior Executive Vice President of our company since 2002 and as a Managing Director of the Marketing Division since 2002 and as a Director of our company since 1998.

Kimio Tani joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President of our company since 2001 and as a Managing Director of the Mobile Multimedia Division since 2002 and as a Director of our company since 1998.

Masayuki Hirata joined NTT Public Corporation in 1970. He became an Executive Manager of Department IV of NTT in 1999 and a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President and Chief Financial Officer of our company and a Managing Director of the Accounts and Finance Department since 2001 and as a Director of our company since 2000.

Kota Kinoshita joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President and Chief Technical Officer of our company since 2002 and as a Managing Director of the Research and Development Division since 2001 and as a Director of our company since 1998. He also has served as the President of DoCoMo Technology since 2001.

Kunio Ishikawa joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1999 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company and as a Managing Director of the Network Division since 2002 and as a Director of our company since 1999.

Kunio Ushioda joined NTT Public Corporation in 1969. He became a Senior Vice President of NTT East in 1999 and a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company since 2002 and as a Managing Director of the Corporate Marketing Division since 2001 and as a Director of our company since 2000.

Noboru Inoue joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2002. He has served as an Executive Vice President of our company and as a General Manager of the Kanagawa Branch since 2002 and as a Director of our company since 2000.

Kei-ichi Enoki joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2003 and as a Managing Director of the i-mode Business Division and as a Managing Director of the i-mode Business Department since 2001 and as a Director of our company since 2000.

Yasuhiro Kadowaki joined NTT Public Corporation in 1971. He became an Executive Manager of the General Affairs Department of NTT West in 1999. He also became a Senior Vice President of our company in 2001 and an Executive Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2003 and as a Managing Director of the General Affairs Department since 2002 and as a Director of our company since 2001.

Kunito Abe joined The Ministry of Posts and Telecommunications in 1968 and the Telecommunications Advancement Organizations of Japan in 1995. He also became a Senior Vice President of our company in 1998. He has served as a Senior Vice President of our company since 1998, a Managing Director of the Corporate Citizenship Office since 2003 and as a Director of our company since 1998.

Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company since 2001 and as a Managing Director of the Research and Development Planning Department since 2002 and as a Director of our company since 2001.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company since 2001 and as a Managing Director of the Corporate Strategy Planning Department since 2002 and as a Director of our company since 2001.

Shunichi Tamari joined NTT Public Corporation in 1971. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1999 and an Executive Vice President of the company in 2001. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Managing Director of the Service Operation and Maintenance Department since 2002 and as a Director of our company since 2002.

Tamon Mitsuishi joined NTT Public Corporation in 1974. He became a Senior Vice President of NTT DoCoMo Kansai in 2000. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Managing Director of the Ubiquitous Business Department since 2002 and as a Director of our company since 2002.

Toshiharu Nishigaichi joined NTT Public Corporation in 1972. He became a Director of NTT DoCoMo Chugoku in 1999. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Managing Director of the Corporate Marketing Department II since 2002 and as a Director of our company since 2002.

Takashi Sakamoto joined NTT Public Corporation in 1973. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as a Managing Director of the Public Relations Department since 2001 and as a Director of our company since 2002.

Shuro Hoshizawa joined NTT Public Corporation in 1973. He became a Senior Manager of the Corporate Strategy Planning Department of NTT East in 1999. He also became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Managing Director of the Corporate Marketing Department I of our company since 2002 and as a Director of our company since 2002.

Minoru Hyuga joined NTT Public Corporation in 1973. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as a General Manager of the Marunouchi Branch of our company since 2003 and as a Director of our company since 2002.

Yoshiaki Noda joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company and as a Managing Director of the Personnel Development Department of our company since 2002 and as a Director of our company since 2002.

Hideki Niimi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as a Managing Director of the Procurement and Supply Department of our company since 2003 and as a Director of our company since 2002.

Yojiro Inoue joined The Ministry of Posts and Telecommunications in 1972. He became a Vice President of the Satellite Information Foundation for Horse Racing Agriculture Forestry and Fisheries in 2000. He also became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company and as a Managing Director of DIG Promotion Office since 2003. He has also served as a Director of our company since 2003.

Harunari Futatsugi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company and as a Managing Director of the Network Planning Department of our company since 2003 and as a Director of our company since 2003. He has also served as the Chairman of In-Tunnel Association since 2003.

Bunya Kumagai joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company and as a Managing Director of the Sales Promotion Department of our company since 2003. He has also served as a Director of our company since 2003.

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

Satoshi Fujita joined NTT Public Corporation in 1969. He became an Executive Vice President of NTT Communications Corporation in 2002. He also became a full-time Corporate Auditor of our company in 2003.

Kiyoto Uehara joined NTT Public Corporation in 1960. He became the President and Chief Executive Officer of NTT Auto Leasing Co., Ltd in 1994. He also became a Corporate Auditor in 2001.

Michiharu Sakurai became a professor of Accounting at Senshu University in 1979. He became a Corporate Auditor of our company in 2003.

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 43 Directors. Directors are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors. The candidates may also be nominated by shareholders. The normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent us. From among its members, the Board of Directors also elects the President and may elect a Chairman and one or more Senior Executive Vice Presidents and Executive Vice Presidents.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, at least one of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Board of Corporate

Auditors. The candidates may also be nominated by shareholders. The Board of Corporate Auditors may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of Corporate Auditors and/or proposed candidates of Corporate Auditors. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. The term of office of a Corporate Auditor who is already in office before the close of the general meeting of shareholders to be held in June 2003 is three years. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Corporate Auditors and the Directors, and examining the financial statements to be filed with the Director of the Kanto Local Finance Bureau of Japan. Since our incorporation, Asahi & Co., a member firm of KPMG International, has acted as our independent public accountants.

B.    Compensation.

The aggregate compensation, including other benefits in kind, we paid to the 35 Directors (who include the executive officers) and six Corporate Auditors during fiscal 2002 was ¥481 million and ¥54 million, respectively. We did not pay bonuses to the Directors and Corporate Auditors out of retained earnings for fiscal 2002. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. Total expenses for retirement benefits for ten directors and two corporate auditors in fiscal 2002 amounted to ¥397 million and ¥25 million, respectively.

C.    Board Practices.

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors providing for severance benefits upon termination of employment.

Pursuant to home country practices exemptions granted to us by the New York Stock Exchange, we are permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

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

Shareholder Approval Policy.    Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock

Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow relevant Japanese laws which, as discussed in “Rights of Our Shareholders” under Item 10.B. of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or convertible securities are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the New York Stock Exchange adopt significant changes to its corporate governance listing standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. In addition, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on the New York Stock Exchange, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in Item 6.A of this annual report, we have a Board of Corporate Auditors who examine the financial statements and business reports of DoCoMo, which are submitted by the Board of Directors to the general meeting of shareholders, and supervise the administration by the Directors of the our affairs. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005, so that our Board of Corporate Auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing our company of the general exemption provided by that paragraph from the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

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

As of May 31, 2003, our Directors and Corporate Auditors owned 899 of our shares. Currently, some of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2003, NTT owned 31,592,000 shares, or 63.0%, of our outstanding shares and, to the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government of Japan, through the Minister of Finance, owned approximately 46% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company fell from 64.1% to 63.0%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2003 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Issued Shares
Japanese financial institutions	385	9,858,447	19.65
Japanese securities companies	44	77,480	0.15
Other Japanese corporations	3,309	32,436,885	64.64
Foreign corporations and individuals	1,083	5,055,577	10.08
Japanese individuals, treasury shares and others	316,814	2,751,611	5.48

Total	321,635	50,180,000	100.00%

According to The Bank of New York, depositary for our ADSs, as of March 31, 2003, 73,338 shares of our common stock were held in the form of 7,333,800 ADRs and there were 11 ADR holders of record in the United States. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2003, there were 321,635 holders of common stock of record worldwide. As of March 31, 2003, there were 188 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 3.5% of the outstanding common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002.

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

We have entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 29, 2001) of which, Yoshiaki Aigami, is also one of our directors. He replaced as Chairman Kazushige Sakoh, who retired as one of our directors in June 2001. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥10,552 million for the year ended March 31, 2003.

For information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

C.    Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information.

Financial Statements

Please refer to “Item 18. Financial Statements” and to the information set forth beginning on page F-2 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B. of this annual report.

Dividend Policy

Our basic principles are to strengthen our financial position, maintain internal reserves in order to build a highly advanced network, offer high-quality and stable services and promote mobile multimedia. At the same time, we aim to continue stable dividend payments taking into account our business performance and the business environment, with the goal to continue to pay regular dividends. We intend to pay a total annual dividend of ¥1,000 per share for the fiscal year ending March 31, 2004, consisting of an interim dividend of ¥500 per share and a year-end dividend of ¥500 per share.

B.    Significant Changes.

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2003, the date of our last audited financial statements.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 27, 2003, the closing sale price of our shares on the Tokyo Stock Exchange was ¥262,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the trading price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share(1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
1998 (from October 22, 1998 to March 31, 1999):	¥259,200	¥162,000	96,460	1,269.76	1,028.61	¥16,378.78	¥13,232.74
1999:
First quarter	344,000	232,400	90,875	1,425.64	1,292.07	17,782.79	15,972.68
Second quarter	420,000	330,000	49,700	1,535.23	1,420.64	18,532.58	16,821.06
Third quarter	814,000	414,000	91,170	1,722.20	1,460.23	18,934.34	17,254.17
Fourth quarter	914,000	610,000	79,140	1,754.78	1,558.15	20,706.65	18,168.27
2000:
First quarter	870,000	518,000	82,020	1,732.45	1,504.93	20,833.21	16,008.14
Second quarter	680,000	502,000	49,065	1,613.89	1,439.43	17,614.66	15,626.96
Third quarter	674,000	390,000	57,130	1,512.20	1,255.16	16,149.08	13,423.21
Fourth quarter	514,000	360,000	80,095	1,337.63	1,161.97	14,032.42	11,819.70
2001:
First quarter	580,000	392,000	73,745	1,440.97	1,254.19	14,529.41	12,574.26
Second quarter	438,000	228,000	78,960	1,293.42	990.80	12,817.41	9,504.41
Third quarter	364,000	278,000	89,275	1,107.83	988.98	11,064.30	9,924.23
Fourth quarter	369,000	262,000	94,008	1,125.43	922.51	11,919.30	9,420.85
2002:
First quarter	373,000	274,000	74,292	1,139.43	984.28	11,979.85	10,074.56
Second quarter	303,000	201,000	72,296	1,050.14	886.39	10,960.25	9,075.09
Third quarter	257,000	203,000	57,337	903.37	815.74	9,215.56	8,303.39
Fourth quarter	258,000	201,000	63,408	865.43	770.62	8,790.92	7,862.43

Calendar Period
2002:
December	256,000	217,000	49,520	890.76	815.74	9,205.11	8,344.01
2003:
January	258,000	226,000	68,019	865.43	821.18	8,790.92	8,316.81
February	250,000	220,000	53,334	861.70	818.38	8,771.89	8,356.81
March	243,000	201,000	68,599	831.43	770.62	8,490.40	7,862.43
April	254,000	215,000	69,196	810.58	773.10	8,249.98	7,607.88
May	277,000	242,000	61,256	837.70	799.31	8,424.51	7,863.29
June (through June 27, 2003)	277,000	257,000	61,739	904.32	846.55	9,137.14	8,547.17

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002.

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June 27, 2003, the closing sale price of American Depositary Shares on the New York Stock Exchange was $22.20 per share. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	High	Low
Fiscal Period:
2002:
First quarter	$27.80	$22.50	25,347
Second quarter	24.83	16.50	28,259
Third quarter	20.47	16.66	29,547
Fourth quarter	21.87	17.04	30,628

Calendar Period:
2002:
December	$20.30	$17.96	31,695
2003:
January	21.87	18.00	40,900
February	20.74	18.78	19,226
March	19.95	17.04	30,671
April	21.21	18.99	26,238
May	23.40	20.70	34,924
June (through June 27, 2003)	23.61	21.60	23,285

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

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, states our objects and purposes, which includes engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunications services provider and non-related businesses.

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

Our shares are generally held in a certificated form, except that, if a shareholder deposits his share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his shares, reissuance of his share certificate by us to such shareholder and delivery to a transferee shall be required. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center Inc., the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with the Japan Securities Depositary Center Inc. will be registered in the name of the Japan Securities Depositary Center Inc. in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and the Japan Securities Depositary Center Inc. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our transfer agent the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

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

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of dividends in cash unless we have set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of (i) our stated capital, (ii) our additional paid-in capital, (iii) our accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, (vi) the amount of share subscription money paid, and (vii) the increased amount of net assets in our balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition value of such assets. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of our accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital, the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders authorizing us to acquire our shares and the book value of our own shares purchased by us as otherwise permitted under the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v), (vi) and (vii) above.

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

Fractional Shares

If we make stock splits or stock consolidations or issue stock acquisition rights, bonds with stock acquisition rights or warrants or rights to subscribe for new shares, fractional shares constituting one-hundredth of one share or any integral multiple thereof will be issued depending on the conditions of such splits, consolidations or issues. Fractional shares will not carry voting rights but, under the Japanese Commercial Code and our Articles of Incorporation, holders of fractional shares will have the right to receive dividends. Any certificate representing such fractional shares will not be issued and therefore fractional shares are not normally transferable. Holders of fractional shares will be registered in the register of fractional shares. The registered holders of fractional shares may at any time require us to purchase such shares at the current market price.

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

Any shareholder holding 300 shares or one percent of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

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

The Commercial Code provides that, in order to amend the Articles of Incorporation, except for certain limited cases permitted by law and in certain other instances, including any reduction of the stated capital, any removal of a Director or a Corporate Auditor, dissolution, merger or consolidation, exchange of shares for shares of an existing or newly-incorporated company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company, a split of the business or any offering of new shares or transfer of treasury shares at a “specially favorable” price or any offering of stock-acquisition rights or of bonds with stock acquisition rights with “specially favorable” conditions as to issue of stock acquisition rights to persons other than shareholders, a quorum of one third of the total number of the voting rights and the approval by at least two-thirds of the voting rights represented at the meeting is required.

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

Repurchase by Us of Shares and Treasury Shares

We may repurchase shares through the Tokyo Stock Exchange, Inc. or other stock exchange on which the shares are listed, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, by way of tender offer, if authorized by an ordinary resolution of an ordinary general meeting of shareholders, from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders, or from our own subsidiary, if authorized by a resolution of the Board of Directors.

When such repurchase is made by us from a specific party other than our own subsidiary any shareholder may make a demand to a representative director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder. Any repurchase of shares must satisfy certain requirements, including, in the case of repurchase on a stock exchange or by way of tender offer, that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vi) in “Dividends” above, we may not repurchase shares. We may hold the shares acquired in compliance with the provisions of the Commercial Code as treasury shares, and may generally dispose of or cancel such shares by a resolution of the board of directors, subject to the limitation as to the disposal of such shares held by us at a “specially favorable” price mentioned above.

The Japan Securities Depositary Center, Inc.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Under this system, holders of shares may deposit certificates for shares with the Japan Securities Depositary Center Inc., the sole depositary under the system, through the participants. See “Rights of Our Shareholders—General”.

American Depositary Receipts

The current ADS/share ratio is 100 ADSs per each share of common stock.

For further information regarding our American Depositary Receipt program, please refer to the our registration statement filed with the Securities and Exchange Commission on Form 20-F on February 8, 2002.

Reporting of Substantial Shareholders

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of share subscription warrants, or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

On June 27, 2003, the closing price of our shares on the Tokyo Stock Exchange was ¥262,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥200,000 and ¥300,000 per share, as well as the daily price limit if our per share price were to rise to between ¥300,000 and ¥500,000, or fall to between ¥150,000 and ¥200,000.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥150,000	Less than	¥200,000	¥30,000
Over	200,000	Less than	300,000	40,000
Over	300,000	Less than	500,000	50,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.    Material Contracts.

Other than as set forth below, we have not entered into any material contracts, other than in the ordinary course of business.

AT&T Wireless Agreements

On January 22, 2001, we invested approximately $9.8 billion for shares of a new class of AT&T preferred stock that were convertible into 406,255,889 shares of AT&T Wireless Group tracking stock and which represent approximately 16% of the financial performance and economic value of the AT&T Wireless Group. As part of our investment, we received five-year warrants to purchase the equivalent of an additional 41,748,273 shares of AT&T Wireless Group tracking stock at $35 per share, which would represent approximately an additional 1.3% of AT&T Wireless. The split-off converted DoCoMo’s warrants to purchase AT&T preferred stocks equivalent to 41,748,273 shares of AT&T Wireless Group tracking stock into warrants to purchase the same number of shares of AT&T Wireless common stock.

AT&T Wireless announced in October 2001, that it would acquire the entire equity interest of TeleCorp PCS, Inc. and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. On December 21, 2001, we announced that we would exercise our preemptive rights to purchase additional shares in order to maintain our current approximately 16% share ownership in AT&T Wireless. Our decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. In February 2002, we completed an additional investment of approximately $382 million (approximately ¥50.6 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T Wireless common stock in order for us to maintain our current approximately 16% ownership in AT&T Wireless.

In December 2001 and December 2002, we amended the Investor Agreement. The following is a summary of the material provisions of the Warrant Agreement and the Investor Agreement, as amended, among us, AT&T Wireless and AT&T. This summary is qualified in its entirety by reference to the full text of these documents, which have been filed as exhibits to this annual report.

Warrants

We acquired 83,496.546 warrants, each of which are exercisable for 500 shares of AT&T Wireless’ common stock, or a total of 41,748,273 shares, at an exercise price of $35 per share, subject to customary anti-dilution adjustments. The warrants are subject to the transfer restriction described under “—Our Investment Rights and Obligations”.

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

Repurchase obligations of AT&T Wireless.    We may require AT&T Wireless to repurchase the warrants and the stock that we hold if by December 31, 2004, AT&T Wireless:

•	does not launch services based on Wideband Code Division Multiple Access, or W-CDMA, technology using an aggregate of no less than 1,000 new or existing cell sites in Seattle, Washington, San Francisco, California, San Diego, California and Dallas, Texas, or certain other specified substitute markets; or

•	abandons W-CDMA as its primary technology for third-generation services.

The repurchase price will be our original purchase price plus interest of a predetermined rate. If we require repayment, AT&T Wireless has the right to cause us to sell any portion of our shares in a registered sale, but they have to pay us the difference between the repurchase price and the proceeds from the registered sales. AT&T Wireless also has the right to pay the portion of the repurchase price attributable to the warrants with shares of its common stock.

Standstill.    We have agreed to standstill provisions for five years which prevent us from, among other things:

•	acquiring or agreeing to acquire any voting securities of AT&T or AT&T Wireless, except in connection with an exercise of our preemptive rights, conversion rights or warrants;

•	soliciting proxies with respect to AT&T’s or AT&T Wireless voting securities or becoming a participant in any election contest relating to the election of the directors of AT&T or AT&T Wireless;

•	calling or seeking to call a meeting of the AT&T and AT&T Wireless stockholders or initiate a stockholder proposal;

•	contesting the validity of the standstill in a manner that would lead to public disclosure;

•	forming or participating in a group that would be required to file a Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Securities Exchange Act; or

•	acting in concert with any person for the purpose of effecting a transaction that would result in a change of control of AT&T or AT&T Wireless.

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

Registration rights.    We are entitled, subject to certain exceptions and conditions, to require AT&T Wireless to register shares of its common stock on up to six occasions, with each demand involving not less than $500 million worth of shares. We cannot exercise more than one demand right in any seven and a half month period. We also are entitled to require AT&T Wireless to register securities for resale in an unlimited number of incidental registrations, commonly known as piggy-back registrations. We will cease to be entitled to these registration rights if we own less than $1 billion of AT&T Wireless securities or, as the case may be, securities reflecting less than 2% of the financial performance and economic value of AT&T Wireless.

Board representation.    We are entitled to nominate two representatives to the board of directors of AT&T Wireless for so long as our economic interest in AT&T Wireless is at least 13.5%. Our nominees for these board seats must be either a senior officers of DoCoMo or an individual unaffiliated with DoCoMo with credentials appropriate to a large publicly-traded U.S. corporation, and in both cases such person must be reasonably acceptable to AT&T Wireless. In addition, we are entitled to choose one member of the four person Technology Committee of the board, which will consider all important matters relating to the deployment of W-CDMA service in the United States and make recommendations to the full AT&T Wireless board of directors with respect to such matters.

In general, we will lose these board representation rights if our economic interest falls below 10% for 60 consecutive days. However, as long as we retain 62.5% of the shares of our original investment or shares of its common stock, we will lose our board representation rights only if our economic interest falls below 8% for 60 consecutive days.

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

Consultation rights.    We are entitled to be notified by AT&T Wireless if a proposed transaction will be seriously pursued which would, if completed, result in:

•	any person or entity owning more than a 15% economic interest in AT&T Wireless;

•	our having less than a 10% interest in AT&T Wireless (if our interest is more than 12% prior to the transaction); or

•	a person or group of persons having governance rights more favorable than or in addition to our rights.

In addition, AT&T Wireless must keep us informed of material developments in the terms of the proposed transaction. We will lose these consultation rights under the same circumstances as we would lose board representation rights.

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

In most cases, the purchase price for these additional shares will be the issuance price. We will lose these preemptive rights under the same circumstances as we would lose board representation rights.

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

D.    Exchange Controls.

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

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

In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Japanese tax.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you in taxable years beginning after December 31, 2002, and before January 1, 2009, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ordinary shares or ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States Federal income tax liability. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 10% for dividends to be paid on or before December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the Company. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

The following table below provides information about our market sensitive financial instruments:

	Expected maturity dates
	2004	2005	2006	2007	2008	Thereafter	Total 3/31/03	Fair Value 3/31/03
	Millions of yen
DEBT
Unsecured corporate bonds	¥12,000	¥8,000	¥137,000	¥130,000	¥112,020	¥390,000	¥789,020	¥821,172
Weighted average Interest rate-fixed	1.8%	2.7%	0.8%	0.4%	1.0%	1.4%
Unsecured indebtedness to banks and insurance companies	114,741	138,655	13,337	74,556	27,033	181,026	549,348	566,384

Weighted average Interest rate-fixed	2.5%	1.0%	3.0%	0.9%	1.1%	1.2%
Long-term debt, including current portion							¥1,338,368	¥1,387,556

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	1,000	500	1,000	—	—	—	2,500	(129)
Floating rate received by DoCoMo	0.2%	0.3%	0.5%	—	—	—
Fixed rate paid by DoCoMo	2.5%	2.3%	3.6%	—	—	—

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

	2003
	Carrying Amounts	Fair Value
	Millions of yen
Equity securities available-for-sale	¥4,971	¥4,971
Debt securities available-for-sale:
Due after 1 year through 5 years	327	327
Due after 5 years through 10 years	226	226
Debt securities held-to-maturity:
Due after 1 year through 5 years	20	20
Due after 5 years through 10 years	—	—

Total	¥5,544	¥5,544

Foreign exchange risk

We have used foreign exchange forward contracts for the purpose of mitigating the risk of fluctuations in foreign exchange rates on our borrowings related to certain foreign investments until the underlying transaction is completed. However, we had no foreign exchange forward contracts outstanding at March 31, 2002 or 2003. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of March 31, 2003, from this instrument was ¥145 million and was recorded as a foreign currency translation adjustment for fiscal 2002.

Concentrations of credit risk

As of March 31, 2003, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12.    Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. We also have investments in certain unconsolidated entities, both in Japan in various foreign countries. As we do not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those we maintain with respect to our consolidated subsidiaries.

Within 90 days prior to the date of filing of this annual report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act rules. Based upon the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective, in all material respects, in timely alerting them to material information relating to NTT DoCoMo, Inc. (including consolidated subsidiaries) required to be included in our Exchange Act reports. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out the evaluation.

Item 16A.    Audit Committee Financial Expert.

Not applicable.

Item 16B.    Code of Ethics.

Not applicable.

Item 16C.    Principal Accountant Fees and Services.

Not applicable.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

PART III

Item 17.    Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.    Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Separate consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries are being filed pursuant Rule 3-09 of Regulation S-X. See Exhibit 12.1 to this annual report. In addition, also pursuant to Rule 3-09 of Regulation S-X, we currently expect to file separate consolidated financial statements and notes thereto for KPN Mobile N.V. and for Hutchison 3G UK Holdings Limited as amendments to this annual report no later than September 30, 2003, upon receipt of financial statements appropriate for the purpose of filing with the Securities and Exchange Commission.

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

2.2

— Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	— Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	— Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	— Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001

4.4	—Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002

8.1	— List of Subsidiaries

12.1

— Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

NTT DoCoMo, INC. AND SUBSIDIARIES

Independent Auditors’ Report

To the Board of Directors and the Shareholders of

NTT DoCoMo, Inc.:

We have audited the accompanying consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the notes to consolidated financial statements, the Company changed its method of accounting for certain commissions paid to agents as required by Emerging Issues Task Force Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” effective April 1, 2002.

Also, as discussed in Note 2 of the notes to consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities and goodwill effective April 1, 2001.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 3 of the notes to consolidated financial statements.

/s/    KPMG

Tokyo, Japan

June 19, 2003

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and 2003

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
ASSETS
Current assets:
Cash and cash equivalents	¥301,048	¥680,951	$5,767,350
Accounts receivable
Third parties	809,881	587,897	4,979,224
Related parties	56,964	51,113	432,904

Sub-total	866,845	639,010	5,412,128
Less: Allowance for doubtful accounts	(22,029)	(21,511)	(182,188)

Total accounts receivable, net	844,816	617,499	5,229,940
Inventories	96,000	67,315	570,128
Deferred tax assets	44,056	58,501	495,477
Tax refunds receivable	—	106,308	900,381
Prepaid expenses and other current assets
Third parties	96,931	98,399	833,395
Related parties	2,054	10,046	85,086

Total current assets	1,384,905	1,639,019	13,881,757

Property, plant and equipment:
Wireless telecommunications equipment	3,361,066	3,792,361	32,119,598
Buildings and structures	439,171	546,267	4,626,637
Tools, furniture and fixtures	529,532	565,601	4,790,387
Land	173,867	185,031	1,567,130
Construction in progress	195,389	151,419	1,282,451

Sub-total	4,699,025	5,240,679	44,386,203
Accumulated depreciation	(2,080,033)	(2,564,551)	(21,720,598)

Total property, plant and equipment, net	2,618,992	2,676,128	22,665,605
Non-current investments and other assets:
Investments in affiliates	997,331	381,290	3,229,355
Marketable securities and other investments	17,758	21,131	178,970
Intangible assets, net	429,378	487,816	4,131,583
Goodwill	5,312	133,196	1,128,110
Other assets	135,411	150,272	1,272,737
Deferred tax assets	478,138	569,155	4,820,488

Total non-current investments and other assets	2,063,328	1,742,860	14,761,243

Total assets	¥6,067,225	¥6,058,007	$51,308,605

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥212,934	¥126,741	$1,073,439
Short-term borrowings	81,050	10,000	84,696
Accounts payable, trade
Third parties	464,350	528,196	4,473,584
Related parties	93,501	110,474	935,665
Accrued payroll	42,728	45,367	384,238
Accrued interest	3,226	2,893	24,502
Accrued taxes on income	293,410	131,845	1,116,668
Other current liabilities
Third parties	81,009	92,339	782,070
Related parties	5,684	4,485	37,986

Total current liabilities	1,277,892	1,052,340	8,912,848

Long-term liabilities:
Long-term debt	1,135,348	1,211,627	10,261,938
Employee benefits	105,728	149,700	1,267,892
Other long-term liabilities
Third parties	146,009	164,137	1,390,167
Related parties	6,740	4,214	35,691

Total long-term liabilities	1,393,825	1,529,678	12,955,688

Total liabilities	2,671,717	2,582,018	21,868,536

Minority interests in consolidated subsidiaries	103,625	475	4,023

Commitments and contingencies
Shareholders’ equity:
Common stock, without a stated value— Authorized—191,500,000 shares Issued—50,180,000 shares Outstanding—50,180,000 and 50,170,406 shares at March 31, 2002 and 2003, respectively	949,680	949,680	8,043,364
Additional paid-in capital	1,262,672	1,306,128	11,062,319
Retained earnings	956,899	1,159,354	9,819,209
Accumulated other comprehensive income	122,632	62,937	533,048
Treasury stock, 9,594 shares at March 31, 2003, at cost	—	(2,585)	(21,894)

Total shareholders’ equity	3,291,883	3,475,514	29,436,046

Total liabilities and shareholders’ equity	¥6,067,225	¥6,058,007	$51,308,605

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years ended March 31, 2001, 2002 and 2003

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Operating revenues:
Wireless services
Third parties	¥3,586,734	¥4,130,761	¥4,326,205	$36,641,018
Related parties	33,537	22,698	24,656	208,825
Equipment sales
Third parties	541,149	497,227	441,417	3,738,604
Related parties	16,636	8,568	16,810	142,373

	4,178,056	4,659,254	4,809,088	40,730,820

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	185,226	386,083	451,375	3,822,944
Related parties	352,687	298,317	226,565	1,918,904
Cost of equipment sold (exclusive of items shown separately below)	958,022	927,483	950,699	8,051,995
Depreciation and amortization	595,598	640,505	749,197	6,345,363
Selling, general, and administrative
Third parties	1,007,724	1,207,838	1,135,044	9,613,314
Related parties	300,179	198,141	239,489	2,028,364

	3,399,436	3,658,367	3,752,369	31,780,884

Operating income	778,620	1,000,887	1,056,719	8,949,936

Other (income) expense:
Interest expense	20,315	17,229	16,870	142,881
Interest income	(864)	(154)	(100)	(847)
Other, net	1,038	27,421	(3,019)	(25,570)

	20,489	44,496	13,751	116,464

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	758,131	956,391	1,042,968	8,833,472
Income taxes:
Current	331,076	453,914	285,606	2,418,955
Deferred	(13,739)	(54,271)	168,881	1,430,346

	317,337	399,643	454,487	3,849,301

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	440,794	556,748	588,481	4,984,171
Equity in net losses of affiliates (including write-downs of investments in affiliates in 2002 and 2003)	(17,767)	(643,962)	(324,241)	(2,746,176)
Minority interests in earnings of consolidated subsidiaries	(21,272)	(28,977)	(16,033)	(135,792)

Income (loss) before cumulative effect of accounting change	401,755	(116,191)	248,207	2,102,203
Cumulative effect of accounting change	—	—	(35,716)	(302,499)

Net income (loss)	¥401,755	¥(116,191)	¥212,491	$1,799,704

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	(11,091)	(1,418)	(668)	(5,658)
Less: Reclassification adjustment for net gains included in net income (loss)	(581)	(718)	(59)	(500)
Revaluation of financial instruments	—	(90)	257	2,177
Foreign currency translation adjustment	25,999	105,147	(39,315)	(332,980)
Minimum pension liability adjustment	(2,636)	(3,398)	(19,910)	(168,629)

Comprehensive income (loss):	¥413,446	¥(16,668)	¥152,796	$1,294,114

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	48,113,150	50,180,000	49,952,907	49,952,907
Basic and diluted earnings (loss) per share before cumulative effect of accounting change (Yen and U.S. dollars)	¥8,350.21	¥(2,315.48)	¥4,968.82	$42.08
Basic and diluted cumulative effect per share of accounting change (Yen and U.S. dollars)	—	—	(714.99)	$(6.05)

Basic and diluted earnings (loss) per share (Yen and U.S. dollars)	¥8,350.21	¥(2,315.48)	¥4,253.83	$36.03

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended March 31, 2001, 2002 and 2003

	Number of Shares		Millions of yen
	Issued Common Stock	Treasury Stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2000	9,576,000	—	¥474,499	¥799,294	¥690,947	¥11,418	¥—	¥1,976,158
Issuance of common stock in public offering	460,000		475,181	454,826				930,007
Tax benefit associated with the issuance of common stock				8,552				8,552
Cash dividends declared and paid (¥200 per share)					(9,576)			(9,576)
Net income					401,755			401,755
Unrealized losses on available-for-sale securities						(11,672)		(11,672)
Foreign currency translation adjustment						25,999		25,999
Minimum pension liability adjustment						(2,636)		(2,636)

Balance at March 31, 2001	10,036,000	—	¥949,680	¥1,262,672	¥1,083,126	¥23,109	¥—	¥3,318,587
Cash dividends declared and paid (¥200 per share)					(10,036)			(10,036)
Net loss					(116,191)			(116,191)
Unrealized losses on available-for-sale securities						(2,136)		(2,136)
Net revaluation of financial instruments						(90)		(90)
Foreign currency translation adjustment						105,147		105,147
Minimum pension liability adjustment						(3,398)		(3,398)
Five-for-one stock split	40,144,000

Balance at March 31, 2002	50,180,000	—	¥949,680	¥1,262,672	¥956,899	¥122,632	¥—	¥3,291,883
Purchase of treasury stock for acquisition of minority interests		870,034					(234,470)	(234,470)
Share exchanges		(860,440)		43,456			231,885	275,341
Cash dividends declared and paid (¥200 per share)					(10,036)			(10,036)
Net income					212,491			212,491
Unrealized losses on available-for-sale securities						(727)		(727)
Net revaluation of financial instruments						257		257
Foreign currency translation adjustment						(39,315)		(39,315)
Minimum pension liability adjustment						(19,910)		(19,910)

Balance at March 31, 2003	50,180,000	9,594	¥949,680	¥1,306,128	¥1,159,354	¥62,937	¥(2,585)	¥3,475,514

	Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2002	$8,043,364	$10,694,266	$8,104,506	$1,038,638	$—	$27,880,774
Purchase of treasury stock for acquisition of minority interests					(1,985,788)	(1,985,788)
Share exchanges		368,053			1,963,894	2,331,947
Cash dividends declared and paid			(85,001)			(85,001)
Net income			1,799,704			1,799,704
Unrealized losses on available-for-sale securities				(6,158)		(6,158)
Net revaluation of financial instruments				2,177		2,177
Foreign currency translation adjustment				(332,980)		(332,980)
Minimum pension liability adjustment				(168,629)		(168,629)

Balance at March 31, 2003	$8,043,364	$11,062,319	$9,819,209	$533,048	$(21,894)	$29,436,046

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001, 2002 and 2003

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Cash flows from operating activities:
Net income (loss)	¥401,755	¥(116,191)	¥212,491	$1,799,704
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	595,598	640,505	749,197	6,345,363
Deferred taxes	(13,739)	(524,549)	(57,569)	(487,583)
Loss on sale or disposal of property, plant and equipment	51,117	39,204	30,348	257,034
Equity in net losses of affiliates (including write-downs of ¥1,077,879 million and ¥545,099 million in investments in affiliates in 2002 and 2003, respectively)	17,767	1,114,240	550,691	4,664,105
Minority interests in earnings of consolidated subsidiaries	21,272	28,977	16,033	135,792
Cumulative effect of accounting change	—	—	35,716	302,499
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade	(436,204)	42,336	229,061	1,940,044
Increase (decrease) in allowance for doubtful accounts	1,030	(1,874)	(1,744)	(14,771)
(Increase) decrease in inventories	(41,672)	11,404	28,685	242,949
Increase (decrease) in accounts payable, trade	158,020	(99,689)	27,820	235,623
Increase in other current liabilities	41,657	8,483	10,131	85,805
Increase (decrease) in accrued taxes on income	17,273	89,594	(161,565)	(1,368,383)
Increase in liability for employee benefits	12,113	18,933	43,972	372,423
(Increase) in tax refunds receivable	—	—	(106,308)	(900,381)
Other, net	31,859	89,715	(22,349)	(189,286)

Net cash provided by operating activities	857,846	1,341,088	1,584,610	13,420,937

Cash flows from investing activities:
Purchases of property, plant and equipment	(803,397)	(863,184)	(700,468)	(5,932,650)
Purchases of intangible and other assets	(154,079)	(199,517)	(164,238)	(1,391,022)
Purchases of investments	(1,834,073)	(68,189)	(10,312)	(87,338)
Other, net	47,334	5,797	3,588	30,388

Net cash used in investing activities	(2,744,215)	(1,125,093)	(871,430)	(7,380,622)

Cash flows from financing activities:
Issuance of long-term debt	545,273	395,238	202,274	1,713,170
Repayment of long-term debt	(246,619)	(177,686)	(212,934)	(1,803,455)
Issuance of common stock	930,007	—	—	—
Payments to acquire treasury stock	—	—	(234,470)	(1,985,856)
Principal payments under capital lease obligations	(11,431)	(8,418)	(6,908)	(58,508)
Dividends paid	(9,576)	(10,036)	(10,036)	(85,001)
Proceeds from short-term borrowings	1,760,120	957,619	339,912	2,878,903
Repayment of short-term borrowings	(1,445,920)	(1,190,769)	(410,962)	(3,480,664)
Other, net	1,910	680	(153)	(1,296)

Net cash provided by (used in) financing activities	1,523,764	(33,372)	(333,277)	(2,822,707)

Effect of exchange rate changes on cash and cash equivalents	27	0	0	0

Net (decrease) increase in cash and cash equivalents	(362,578)	182,623	379,903	3,217,608
Cash and cash equivalents at beginning of year	481,003	118,425	301,048	2,549,742

Cash and cash equivalents at end of year	¥118,425	¥301,048	¥680,951	$5,767,350

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥24,910	¥20,165	¥19,874	$168,324
Income taxes	305,250	364,321	558,084	4,726,721
Noncash investing and financing activities:
Tax benefit associated with the issuance of common stock	8,552	—	—	—
Purchase of minority interests of consolidated subsidiaries through share exchanges	—	—	275,341	2,332,015
Assets acquired through capital lease obligations	4,121	5,376	4,001	33,887

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, which is 45.95% owned by the Japanese government, owns 63.0% of DoCoMo’s issued stock as of March 31, 2003.

DoCoMo provides subscribers with wireless telecommunications services such as cellular, FOMA (3G wireless services), packet communications services (wireless data communications services using packet switching), Personal Handyphone System (“PHS”) services (a wireless data and voice platform that enables customers to have higher speed access to the Internet, as well as to make calls), Quickcast (paging) services, satellite mobile communications services and in-flight telephone services, primarily on its own nationwide networks. In addition, DoCoMo sells handsets, pagers and related equipment primarily to agent resellers who in turn sell such equipment to end user customers.

2.    Summary of significant accounting and reporting policies:

DoCoMo maintains its books and records, and prepares statutory financial statements in conformity with the Japanese Telecommunications Business Law and the related accounting regulations and accounting principles generally accepted in Japan (“Japanese GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DoCoMo’s books and records.

Significant accounting policies are as follows:

(1)    Adoption of new accounting standards

Accounting for certain commissions paid to agent resellers

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The adoption has resulted in the reclassification of certain amounts of commissions paid to agent resellers, previously included in selling, general and administrative expenses, as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses for such commissions be recognized at the time of equipment sales to the agent instead of the date of resale to the end user customer. Consequently, net equipment sales and selling, general and administrative expenses for the year ended March 31, 2003 were decreased by ¥558,923 million ($4,733,827 thousand) and ¥571,223 million ($4,838,003 thousand), respectively. As required, selling, general and administrative expenses, amounting to ¥491,310 million and ¥507,884 million for the years ended March 31, 2001 and 2002, respectively, have also been reclassified as a reduction of equipment sales. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) of ¥(35,716) million ($(302,499) thousand), net of taxes of ¥25,852 million ($218,955 thousand), related to the timing of recognizing the commissions to be paid. The pro forma effects of retroactive application change have not been provided because the necessary information was not previously maintained.

Impairment or disposal of long-lived assets

Effective April 1, 2002, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurements of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes Accounting Principles Board (“APB”) Opinion No. 30 “Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of. However, it retains APB No. 30’s requirement to report discontinued operations separately from continuing operations, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not have any impact on the results of operations or the financial position of DoCoMo.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

Effective April 1, 2002, DoCoMo adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which updates and clarifies existing accounting pronouncements. Specifically, it rescinds SFAS No. 4 and SFAS No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB Opinion No. 30 are now used to classify those gains and losses. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS No. 145 did not have any impact on the results of operations or the financial position of DoCoMo.

Costs associated with exit or disposal activities

Effective January 1, 2003, DoCoMo adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with the exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will replace the existing guidance provided in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. As of March 31, 2003, no such exit or disposal activities have been initiated by DoCoMo.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken in issuing that guarantee and must disclose that information in its financial statements. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement on January 1, 2003, did not have any impact on the results of operations or the financial position of DoCoMo.

(2)    Significant accounting policies

Principles of consolidation—

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and intangible assets, impairment of long-lived assets, impairment of goodwill, accounting for investments in affiliates, other than temporary impairment of investments in affiliates, realization of deferred tax assets, pension liabilities and revenue recognition.

Cash and cash equivalents—

DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less at date of purchase to be cash and cash equivalents.

Allowance for doubtful accounts—

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DoCoMo disposed of obsolete handsets during the years ended March 31, 2001, 2002 and 2003 totaling ¥16,787 million, ¥9,527 million and ¥22,383 million ($189,574 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of operations and comprehensive income (loss).

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes interest cost incurred during construction in progress periods, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings that are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate.

The estimated useful lives of depreciable assets are as follows:

Wireless telecommunications equipment	6 to 15 years
Buildings and structures	15 to 60 years
Tools, furniture and fixtures	4 to 20 years
Other outside plant	10 to 42 years

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other outside plant includes equipment and structures comprising wireless base stations, including steel towers and concrete poles for antenna facilities. It is included in wireless telecommunications equipment in the consolidated balance sheets.

Depreciation expense for the years ended March 31, 2001, 2002 and 2003 was ¥512,148 million, ¥540,762 million and ¥606,233 million ($5,134,522 thousand), respectively.

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

Included as property, plant and equipment as of March 31, 2002 and 2003 is approximately ¥497 billion and ¥778 billion ($6,589 million) in assets related to DoCoMo’s FOMA service. DoCoMo started the FOMA service during the year ended March 31, 2002 with a plan to expand geographic coverage in Japan over the next several years. The realizability of such assets is dependent on the successful deployment and expansion of the FOMA network and service. However, based on its current estimates and projections, management believes such assets are realizable.

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥23,576 million, ¥20,285 million and ¥19,545 million ($165,537 thousand), of which ¥3,261 million, ¥3,056 million and ¥ 2,675 million ($22,656 thousand) was capitalized during the years ended March 31, 2001, 2002 and 2003, respectively.

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo records its share of income or losses of such investees on a three months lag basis in its consolidated statements of operations and comprehensive income (loss).

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable securities—

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in earnings.

For debt securities classified as held-to-maturity securities at March 31, 2002 and 2003, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to fair value by a charge to earnings for other than temporary declines in fair value below cost.

DoCoMo did not hold or transact activity in any trading securities during the years ended March 31, 2001, 2002 and 2003.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of internal-use software, customer related assets and rights to use certain telecommunications assets of wireline carriers. Prior to April 1, 2001, DoCoMo amortized such goodwill on a straight-line basis over the periods to be benefited, not to exceed 20 years. Goodwill amortization expense was ¥2,656 million for the year ended March 31, 2001.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which established revised financial accounting and reporting standards for acquired goodwill and other intangible assets and superseded APB Opinion No. 17, “Intangible Assets.” As permitted, the Company elected to adopt SFAS No. 142 beginning on April 1, 2001. SFAS No. 142 requires that (1) all goodwill and (2) intangible assets that have indefinite useful lives not be amortized. Accordingly, the Company ceased amortization of all goodwill on April 1, 2001, including embedded goodwill created through the acquisition of investments accounted for under the equity method. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, customer related assets and rights to use telecommunications facilities of wireline carriers continue to be amortized over their useful lives.

The standard also requires that (1) goodwill, excluding goodwill related to equity investments, and (2) intangible assets that have indefinite useful lives, be tested for impairment upon the initial application of the standard and at least annually thereafter. The Company completed the prescribed impairment tests under SFAS No. 142 and no impairment charge was required at date of adoption or for the years ended March 31, 2002 and 2003.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with existing standards under APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” See Note 6.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

Customer related assets principally consist of contractual customer relationships in the mobile phone business of ¥47,411 million as of March 31, 2003 that were recorded in the year then ended in connection with the acquisition of minority interests of the regional subsidiaries through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Beginning April 1, 2001, goodwill is reviewed at least annually for impairment based on their fair value of the business unit to which it relates.

Hedging activities—

DoCoMo uses derivative financial instruments, including interest rate swap, foreign exchange forward contracts and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either cash flows which offset the cash flows related to the underlying position in respect of amount and timing or transaction gains and losses which offset transaction gains and losses of the hedged item. DoCoMo does not hold or issue derivative financial instruments for trading purposes. Interest rate swap contracts are designated as hedges of the risk of interest rate changes of certain debt instruments. Foreign currency risk associated with purchases of foreign investments was hedged through forward contracts.

As of April 1, 2001, DoCoMo adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended by SFAS No. 138), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contract, and hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. If a derivative is designated as a fair value hedge, all changes in the fair values of the derivative instrument and the effective portion of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in net unrealized gains or losses on derivative instruments which is a part of other comprehensive income (loss), net of applicable income taxes and reclassified into earnings in the same period during which the hedged item or

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transaction affects earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. This statement requires that changes in the fair value of derivatives that are not designated as or do not qualify as a hedge be recognized currently in earnings. Realized and unrealized gains and losses on derivative instruments that hedge net capital exposures are recorded as foreign currency translation adjustments in accumulated other comprehensive income, net of applicable income taxes. Exchange rate gains and losses on non-derivative financial instruments designated to hedge the foreign currency risk of a net investment in a foreign operation are reported in other comprehensive income (loss) in the same manner as the translation adjustments of the hedged investment, to the extent of effectiveness.

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

Revenue recognition—

DoCoMo generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service, airtime and fees for activation.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales less certain amounts of commissions paid to agent resellers are recognized as revenue upon delivery of the equipment primarily to the agent resellers.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the expected term of the customer relationship which ranges from approximately 2 years to 7 years depending on the service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred revenue and deferred charges as of March 31, 2002 and 2003 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Current deferred revenue	¥48,329	¥49,459	$418,896
Long-term deferred revenue	65,005	67,822	574,422
Current deferred charges	48,329	49,459	418,896
Long-term deferred charges	65,005	67,822	574,422

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to agents for new service contracts, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, payments for services rendered by related parties for rental of space by various DoCoMo sales offices, shared services such as data processing and certain collection services, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents for new service contracts represent the largest portion of selling, general and administrative expenses.

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred taxes and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share—

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at March 31, 2001, 2002 and 2003, and therefore there is no difference between basic and diluted earnings per share.

Foreign currency translation—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables of DoCoMo are translated at appropriate year-end current rates and the resulting translation gains or losses are included in earnings currently.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss in the accompanying statements of operations and comprehensive income (loss).

(3)    Recent accounting pronouncements—

In June 2001, FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations.” SFAS No.143 is effective for DoCoMo beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. DoCoMo is in the process of determining the impact, if any, that the adoption of SFAS No.143 will have on its results of operations and financial position.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Except for certain provisions, SFAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. DoCoMo is in the process of determining the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

In May 2003, FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. DoCoMo is in the process of determining the impact, if any, that the adoption of SFAS No. 150 will have on its results of operations and financial position.

In November 2002, EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. DoCoMo is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on its results of operations and financial position.

In February 2003, EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain at settlement. Under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which DoCoMo participates, is currently preparing for approval from the Japanese government for permission that NTT/Employee Pension Fund be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion. It is undetermined when the permission and the transfer of the benefit obligations and related assets will take place and what the effects of the settlement will be.

(4)    Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

3.    U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003, which was ¥118.07 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2001, 2002 and 2003, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥299,344 million, ¥121,555 million and ¥123,473 million ($1,045,761 thousand), respectively.

DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, chairman of which is also one of DoCoMo’s directors. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥10,552 million ($89,371 thousand) for the year ended March 31, 2003.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Inventories:

Inventories as of March 31, 2002 and 2003 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Telecommunications equipment to be sold	¥93,363	¥65,910	$558,228
Materials and supplies	766	512	4,336
Other	1,871	893	7,564

Total	¥96,000	¥67,315	$570,128

6.    Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of March 31, 2002 and 2003 except for KPN Mobile N.V. as explained below for 2003:

	Ownership Percentage
Company name	2002	2003
AT&T Wireless Services, Inc. (“AT&T Wireless”)	16.01%	15.97%
KPN Mobile N.V. (“KPNM”)	15.00%	N.A.
Hutchison 3G UK Holdings Limited (“H3G UK”)	20.00%	20.00%
KG Telecommunications Co., Ltd. (“KGT”)	21.42%	21.42%
Hutchison Telephone Company Limited (“HTCL”)	25.37%	24.10%
Hutchison 3G HK Holdings Limited (“H3G HK”)	25.37%	24.10%
DoCoMo AOL, Inc.	42.30%	43.23%

All of the above investments are privately held companies with the exception of AT&T Wireless. DoCoMo’s recorded investment in AT&T Wireless was ¥260,632 million ($2,207,436 thousand) as of March 31, 2003 and based on quoted market prices at that date, the related market value was ¥343,500 million ($2,909,291 thousand). DoCoMo reflects its investments in AT&T Wireless on an equity method basis due to its ability to exercise significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

On November 15, 2002, DoCoMo was requested by KPNM to subscribe for additional shares of KPNM in conjunction with a planned debt-equity swap between KPNM and its parent company, Royal KPN N.V. On December 10, 2002, the Board of Directors of DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and DoCoMo lost certain of its minority shareholder’s rights, including supervisory board representation. As DoCoMo determined that it no longer has the ability to exercise significant influence over KPNM, it ceased to account for its investment in KPNM using the equity method. The book value of DoCoMo’s investment in KPNM as of March 31, 2003 is zero, due to the impairment loss recognized.

AT&T Wireless—

On July 9, 2001, AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. As a result, DoCoMo began to account for its common stock investment in AT&T Wireless using the equity method based on its ownership percentage and ability to exercise significant influence.

Under terms of the investment agreement, amended on December 26, 2002, in certain circumstances, if AT&T Wireless fails to launch 3G wireless services based on Wideband Code Division Multiple Access, or W-CDMA, technology in Seattle, San Francisco, San Diego, and Dallas, or certain other specified substitute markets in the United States by December 31, 2004, DoCoMo may require the repurchase of its investment in stock and warrants (See Note 7) at original purchase price plus interest at a predetermined rate. In addition, DoCoMo has agreed to certain standstill provisions for five years, which include that it will not acquire or agree to acquire any additional voting shares of AT&T Wireless, except in connection with the exercise of its existing preemptive rights or warrants. The standstill provisions will continue in effect after the five-year period as long as DoCoMo has the right to nominate directors to the board.

In its agreements with AT&T Wireless, the Company has a preemptive right to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. In December 2001, AT&T Wireless announced its intention to acquire a U.S. regional wireless operator, TeleCorp PCS, Inc. (TeleCorp), through an exchange of shares. In connection therewith, on December 28, 2001, the Company agreed, subject to the completion of the TeleCorp acquisition, to exercise its preemptive right to maintain its 16% ownership in AT&T Wireless at a price of $14.28 per share. The purchase of approximately 26.7 million additional shares of AT&T Wireless common stock for approximately $382 million was completed in February 2002.

H3G UK—

In March 2003, DoCoMo received a funding call notice from H3G UK, seeking a shareholders loan advancement of £200 million from DoCoMo, pursuant to a provision of the H3G UK shareholders agreement between Hutchison Whampoa Limited, the parent company of H3G UK, and DoCoMo. The provision of the shareholders agreement requires DoCoMo to provide up to £200 million as a guarantee or loan advance if certain pre-conditions are fulfilled. In April 2003, DoCoMo agreed to provide the loan for £200 million and signed an agreement with Hutchison Whampoa Limited for the purpose of mutual cooperation in developing and promoting 3G services based on W-CDMA technology. DoCoMo extended H3G UK a 10-year shareholders loan of £200 million (¥38,242 million) in May 2003. The loan bears interest based on LIBOR plus 1% and the proceeds of the loan will be used by H3G UK to fund construction of its network and for general corporate purposes. Principal and interest on the loan is payable in cash only where certain conditions under the shareholder loan agreement are satisfied, including compliance with any external financing agreements and maintenance of certain level of cash and cash equivalents after such payments by H3G UK and its subsidiaries. Under the H3G UK shareholders agreement, H3G UK may make additional funding call requests if certain pre-conditions are satisfied. DoCoMo has no further obligation to provide funds to H3G UK, but if DoCoMo does not do so upon receipt of a funding call request and other shareholders do provide funds in response to such a call, DoCoMo’s interest in H3G UK would likely be diluted.

Because of the economic and financial environment surrounding the telecommunications industry and resultant significant declines in equity values of telecommunications companies on a global basis, the Company

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reviewed the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary. The Company utilized cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing its reviews and estimating investment values.

As a result of such evaluations, the Company determined that there were other than temporary decline in values of certain investments and has recorded impairment charges aggregating ¥624,644 million, net of deferred income taxes of ¥453,235 million, for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million for AT&T Wireless, ¥320,481 million for KPNM, ¥56,444 million for H3G UK and ¥36,461 million for KGT. The Company also recorded impairment charges aggregating ¥319,564 million ($2,706,564 thousand), net of deferred income taxes of ¥225,535 million ($1,910,180 thousand), for the year ended March 31, 2003. The gross impairment charges were ¥284,078 million ($2,406,013 thousand) for AT&T Wireless, ¥117,898 million ($998,543 thousand) for KPNM, ¥123,245 million ($1,043,830 thousand) for H3G UK, ¥9,619 million ($81,469 thousand) for KGT and ¥10,259 million ($86,889 thousand) for DoCoMo AOL, Inc. The impairment charges are included with equity in net losses of affiliates in the accompanying statement of operations and comprehensive income (loss).

The Company believes the estimated fair values of its investments in affiliates at March 31, 2003 equal or exceed the related carrying values.

The following represents summarized financial information for DoCoMo’s investments in equity method investees. All affiliates are included in each of the fiscal years disclosed except for H3G HK and AT&T Wireless, which, as new equity investees in the fiscal year ended March 31, 2002, are not reflected in the disclosures for the fiscal year ended March 31, 2001 and KPNM for the fiscal year ended March 31, 2003 as it is no longer an equity method investee. The investee information for 2001 is presented in total below, as there was no individual significant investee.

	Millions of yen
	2001	2002
	Total	AT&T Wireless	KPNM	H3G UK	KGT	Others
Balance sheet data:
Current assets	¥275,724	¥830,889	¥100,660	¥14,477	¥37,221	¥57,722
Noncurrent assets	4,317,130	4,674,329	4,034,564	930,574	176,125	127,493
Current liabilities	1,966,649	452,852	1,649,764	25,503	44,836	55,934
Noncurrent liabilities	977,978	1,490,903	1,192,530	84,332	55,891	138,561
Minority interest	—	6,070	—	—	—	—
Mandatorily redeemable common stock	—	1,011,265	—	—	—	—

Income statement data:
Revenues	¥519,024	¥1,655,499	¥506,330	¥—	¥56,726	¥109,652
Operating income (loss)	(79,593)	72,740	(28,304)	(9,621)	2,887	(15,645)
Income (loss) from continuing operations	(171,110)	24,328	100,252	(10,422)	2,634	(6,929)
Net income (loss)	(165,918)	(107,893)	84,468	(10,422)	2,488	(7,914)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2003
	AT&T Wireless	H3G UK	KGT	Others
Balance sheet data:
Current assets	¥633,192	¥34,100	¥26,695	¥60,757
Noncurrent assets	4,858,948	1,100,016	170,634	125,832
Current liabilities	370,851	64,214	35,156	62,515
Noncurrent liabilities	1,816,845	269,100	62,358	116,330
Minority interest	5,755	—	—	—
Mandatorily redeemable preferred stock	18,105	—	—	—
Mandatorily redeemable common stock	918,914	—	—	—

Income statement data:
Revenues	¥1,956,689	¥—	¥78,982	¥97,959
Operating income (loss)	(32,296)	(31,498)	(3,584)	(8,595)
Income (loss) from continuing operations	(276,022)	(37,474)	(6,422)	1,373
Net income (loss)	(290,918)	(37,474)	(4,332)	787

	Thousands of U.S. dollars
	2003
	AT&T Wireless	H3G UK	KGT	Others
Balance sheet data:
Current assets	$5,362,853	$288,812	$226,095	$514,585
Noncurrent assets	41,153,113	9,316,643	1,445,194	1,065,741
Current liabilities	3,140,942	543,864	297,756	529,474
Noncurrent liabilities	15,387,863	2,279,156	528,144	985,263
Minority interest	48,742	—	—	—
Mandatorily redeemable preferred stock	153,341	—	—	—
Mandatorily redeemable common stock	7,782,790	—	—	—

Income statement data:
Revenues	$16,572,279	$—	$668,942	$829,669
Operating income (loss)	(273,533)	(266,774)	(30,355)	(72,796)
Income (loss) from continuing operations	(2,337,783)	(317,388)	(54,391)	11,629
Net income (loss)	(2,463,945)	(317,388)	(36,690)	6,666

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings were ¥509 million, ¥1,930 million and ¥3,369 million ($28,534 thousand) as of March 31, 2001, 2002 and 2003, respectively. Dividends received from affiliates were ¥12 million, ¥20 million and ¥20 million ($169 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. DoCoMo does not have significant business transactions with its affiliates.

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheet at March 31, 2002 and 2003 was lower than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees by ¥2,716 million and ¥341,710 million ($2,894,131 thousand), respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2002 and 2003 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Marketable securities:
Available-for-sale	¥5,269	¥5,524	$46,786
Held-to-maturity	26	20	169
Other investments	12,463	15,587	132,015

Total	¥17,758	¥21,131	$178,970

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2002 and 2003 are as follows:

	Millions of yen
	March 31, 2002
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥971	¥1,610	¥105	¥2,476
Debt securities	2,601	192	—	2,793
Held-to-maturity:
Debt securities	26	2	—	28

	Millions of yen
	March 31, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,384	¥1,354	¥767	¥4,971
Debt securities	500	53	—	553
Held-to-maturity:
Debt securities	20	0	—	20

	Thousands of U.S. dollars
	March 31, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$37,131	$11,468	$6,496	$42,103
Debt securities	4,235	449	—	4,684
Held-to-maturity:
Debt securities	169	0	—	169

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Proceeds	¥1,218	¥2,718	¥2,278	$19,294
Gross realized gains	1,012	1,369	103	872
Gross realized losses	(4)	(0)	(2)	(17)

Maturities of debt securities classified as held-to-maturity at March 31, 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥20	¥20	$169	$169
Due after 5 years through 10 years	—	—	—	—

Total	¥20	¥20	$169	$169

Maturities of debt securities classified as available-for-sale at March 31, 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥327	¥327	$2,770	$2,770
Due after 5 years through 10 years	226	226	1,914	1,914

Total	¥553	¥553	$4,684	$4,684

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Under the provisions of SFAS No. 133, and in connection with its adoption, DoCoMo reclassified investment securities carried at ¥3,598 million with a market value of ¥3,830 million from the “held-to-maturity” classification to the “available-for-sale” classification as of April 1, 2001. The effect of this change, net of tax, was an unrealized gain of ¥135 million recorded in other comprehensive income (loss). Other investments includes long-term investments in various privately held companies and, as discussed below, warrants in AT&T Wireless.

On January 22, 2001, DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. As discussed in Note 6, on July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. In this regard, a market value write-down of ¥28,534 million and ¥599 million ($5,073 thousand) has been included in “Other, net” in the accompanying consolidated statement of operations and comprehensive income (loss) for the years ended March 31, 2002 and 2003, respectively. The warrants continue to be included in

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Marketable securities and other investments” in the accompanying consolidated balance sheets with a carrying value of ¥1,706 million ($14,449 thousand) at March 31, 2003. Market value of the warrants was computed using the Black-Scholes option pricing methodology.

8.    Goodwill and other intangible assets:

As previously noted, the Company adopted SFAS No. 142 effective April 1, 2001 and ceased amortization of goodwill at that date. The following table reconciles previously reported net income and net income per share for the year ended March 31, 2001 as if the provisions of SFAS No. 142 had been in effect:

Millions of yen
For the year ended March 31, 2001
Previously reported net income	¥401,755
Add back: Goodwill amortization	2,656
Add back: Embedded goodwill amortization related to equity method investments	10,116

Adjusted net income	¥414,527

Yen
Basic and diluted earnings per share:
Previously reported net income	¥8,350.21
Goodwill amortization	55.20
Embedded goodwill amortization related to equity method investments	210.25

Adjusted net income	¥8,615.66

Goodwill—

On November 1, 2002, DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned. The share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141. In accordance therewith, the acquisition costs of the subsidiaries’ stocks which exceed the net assets of each of the eight regional subsidiaries are assigned to DoCoMo’s pro rata share of assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assets are recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed.

DoCoMo is currently in the process of finalizing independent asset valuation appraisals for the purchase price allocations of the minority interests acquisitions, however based on preliminary estimates, the aggregate amount of acquisition costs that exceed the related determinable assets including intangible assets less liabilities is recorded as goodwill, which is exclusively attributable to the mobile phone business segment, amounting to ¥127,884 million ($1,083,120 thousand) on the consolidated balance sheet.

The changes in the carrying amount of goodwill, which is all related to the mobile phone segment, for the years ended March 31, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	For the year ended March 31, 2002	For the year ended March 31, 2003	For the year ended March 31, 2003
Balance at beginning of year	¥5,312	¥5,312	$44,990
Goodwill acquired during the year	—	127,884	1,083,120

Balance at end of year	¥5,312	¥133,196	$1,128,110

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

The following table displays the intangible assets, all of which are subject to amortization, at March 31, 2002 and 2003.

	Millions of yen
	March 31, 2002
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	¥277,536	¥137,500
Internal-use software	386,176	175,400
Rights to use telecommunications facilities of wireline carriers	48,135	14,727
Other	45,767	609

	¥757,614	¥328,236

	Millions of yen
	March 31, 2003
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	¥344,741	¥192,792
Internal-use software	487,939	244,129
Customer related assets	50,949	3,538
Rights to use telecommunications facilities of wireline carriers	48,290	17,221
Other	14,588	1,011

	¥946,507	¥458,691

	Thousands of U.S. dollars
	March 31, 2003
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	$2,919,802	$1,632,862
Internal-use software	4,132,625	2,067,663
Customer related assets	431,515	29,965
Rights to use telecommunications facilities of wireline carriers	408,995	145,854
Other	123,553	8,563

	$8,016,490	$3,884,907

Amortization of intangible assets for the year ended March 31, 2003 was ¥142,964 million ($1,210,841 thousand). Estimated amortization of intangible assets for fiscal years ending March 31, 2004, 2005, 2006, 2007 and 2008 is ¥131,090 million, ¥108,454 million, ¥88,198 million, ¥58,572 million, and ¥22,875 million, respectively. The weighted-average amortization period of the intangible assets acquired for the year ended March 31, 2003 is 5.1 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Other assets:

Other assets are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Deposits	¥57,475	¥69,325	$587,152
Deferred customer activation costs	65,005	67,822	574,422
Other	12,931	13,125	111,163

	¥135,411	¥150,272	$1,272,737

10.    Short-term borrowings and long-term debt:

DoCoMo’s borrowings are denominated in Japanese yen and U.S. dollars.

Short-term borrowings, excluding the current portion of long-term debt, at March 31, 2002 and 2003 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Denominated in Japanese yen:
Unsecured short-term bank loans and commercial paper bearing interest at a weighted average rate of 0.13% and 0.17% per annum at March 31, 2002 and 2003, respectively	¥81,050	¥10,000	$84,696

As of March 31, 2003, DoCoMo has unused overdraft accounts amounting to ¥424,750 million ($3,597,442 thousand).

Long-term debt at March 31, 2001 and 2002 is comprised of the following:

	Interest rate	Maturities	Millions of yen		Thousands of U.S. dollars
			2002	2003	2003
Debt denominated in Japanese Yen:
Unsecured corporate bonds	0.3%–2.7%	2003–2011	¥716,000	¥777,000	$6,580,842

Unsecured indebtedness to banks and insurance companies	0.5%–4.9%	2003–2012	632,282	549,348	4,652,731
Debt denominated in U.S. dollars:
Unsecured corporate bonds	3.5%	2008	—	12,020	101,804

Sub-total			1,348,282	1,338,368	11,335,377
Less: Current portion			(212,934)	(126,741)	(1,073,439)

Total Long-term debt			¥1,135,348	¥1,211,627	$10,261,938

Interest rates on most of DoCoMo’s borrowings are fixed in nature. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2002 and 2003 totaled ¥19,958 million and ¥19,199 million ($162,607 thousand), respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, DoCoMo filed a shelf registration statement with the Kanto Finance Bureau of the Japanese Ministry of Finance pursuant to which DoCoMo may issue up to ¥1,000 billion of general domestic corporate bonds during the two-year period starting April 3, 2002. As of March 31, 2003, DoCoMo has the unused line of credit amounting to ¥850 billion.

The aggregate amounts of annual maturities of long-term debt at March 31, 2003, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥126,741	$1,073,439
2005	146,655	1,242,102
2006	150,337	1,273,287
2007	204,556	1,732,498
2008	139,053	1,177,717
Thereafter	571,026	4,836,334

	¥1,338,368	$11,335,377

11.    Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory defined benefit welfare pension plan represented approximately 9.6% of the total people covered by such plan as of March 31, 2003. The amount of expense allocated in DoCoMo’s consolidated statements of operations and comprehensive income (loss) related to the contributory plan for the years ended March 31, 2002 and 2003 was ¥7,962 million and ¥8,661 million ($73,355 thousand), respectively. The liability for employees’ benefits covered by such contributory plan was ¥11,452 million and ¥26,149 million ($221,470 thousand) as of March 31, 2002 and 2003, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo also sponsors a non-contributory defined benefit pension plan covering substantially all employees. The following tables present reconciliations of the changes in the non-contributory pension plan’s projected benefit obligations and fair value of plan assets at March 31, 2002 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥148,695	¥161,006	$1,363,649
Service cost	8,567	9,354	79,224
Interest cost	4,380	3,953	33,480
Benefit payments	(6,283)	(8,478)	(71,805)
Plan amendment	334	(3,039)	(25,739)
Transfer of liability from NTT non-contributory funded pension plan	6,813	4,097	34,700
Actuarial loss (gain)	(2,250)	10,345	87,617
Other	750	—	—

Projected benefit obligation, end of year	¥161,006	¥177,238	$1,501,126
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥37,932	¥44,382	$375,895
Actual return on plan assets	(1,650)	(5,797)	(49,098)
Employer contributions	6,384	6,728	56,983
Benefits payments	(529)	(801)	(6,784)
Transfer of plan assets from NTT non-contributory funded pension plan	2,245	1,422	12,044

Fair value of plan assets, end of year	¥44,382	¥45,934	$389,040
At March 31:
Funded status	¥(116,624)	¥(131,304)	$(1,112,086)
Unrecognized net losses	49,455	62,965	533,285
Unrecognized transition obligation	3,115	2,477	20,979
Unrecognized prior service cost	(14,420)	(16,242)	(137,562)

Net amount recognized	¥(78,474)	¥(82,104)	$(695,384)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
At March 31:
Liability for employees’ retirement benefits	¥(94,276)	¥(123,551)	$(1,046,422)
Intangible assets	732	790	6,691
Accumulated other comprehensive income	15,070	40,657	344,347

Net amount recognized	¥(78,474)	¥(82,104)	$(695,384)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(11,452)	¥(26,149)	$(221,470)

Total liability for employees’ retirement benefits	¥(105,728)	¥(149,700)	$(1,267,892)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for the non-contributory pension plan for the years ended March 31, 2001, 2002 and 2003, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Service cost	¥7,498	¥8,567	¥9,354	$79,224
Interest cost on projected benefit obligation	3,897	4,380	3,953	33,480
Expected return on plan assets	(1,016)	(1,201)	(1,180)	(9,994)
Amortization of prior service cost	(1,203)	(1,235)	(1,217)	(10,307)
Amortization of actuarial loss	1,959	2,413	2,188	18,531
Amortization of transition obligation	720	633	637	5,395
Other	45	411	—	—

Net pension cost	¥11,900	¥13,968	¥13,735	$116,329

Assumptions in determination of net pension cost:
Discount rate	3.0%	2.5%	2.0%
Long-term rate of salary increases	3.0	3.0	2.1
Long-term rate of return on funded assets	3.0	3.0	2.5

Prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are being amortized over the expected average remaining service life of employees, while the unrecognized transition obligation is being amortized over 15 years on a straight-line basis.

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

Certain of DoCoMo’s employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of DoCoMo shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary, with a small contribution from DoCoMo. The expense recorded by DoCoMo for contributions made toward employee stocks purchases was not material to its results of operations for the years ended March 31, 2001, 2002 and 2003, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Income taxes:

Total income taxes for the years ended March 31, 2001, 2002 and 2003 were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Income from continuing operations	¥317,337	¥399,643	¥454,487	$3,849,301
Equity in net losses of affiliates	—	(470,278)	(226,450)	(1,917,930)
Cumulative effect of accounting change	—	—	(25,852)	(218,955)
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	(7,986)	(1,013)	(476)	(4,032)
Less: Reclassification adjustments for net gains included in net income (loss)	(418)	(520)	(41)	(347)
Revaluation of financial instruments	—	(65)	176	1,491
Foreign currency translation adjustment	18,553	75,048	(28,779)	(243,745)
Minimum pension liability adjustment	(1,915)	(2,482)	(13,637)	(115,499)

	¥325,571	¥333	¥159,428	$1,350,284

Virtually all income or loss before income taxes and income tax expenses or benefit are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003, respectively. The effective income tax rate for the years ended March 31, 2001, 2002 and 2003 was approximately 42%, 42% and 44% respectively. The difference between the effective income tax rate and the statutory income tax rate for the year ended March 31, 2003 principally related to the effect of enacted income tax rate changes.

The Company and its domestic subsidiaries are subject to a National Corporate Tax with a tax rate of 30%, an Inhabitant Tax with a tax rate of approximately 6% and a deductible Japanese Enterprise Tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42%. The Inhabitant Tax rate and the Japanese Enterprise Tax rate vary by local jurisdiction. In March 2003, the Japanese government approved the amendments to the tax law, which is to reduce the standard Japanese Enterprise Tax rates based on the size of income as well as additionally levy Japanese Enterprise Tax based on the size of the business. It will be effective for the year beginning after March 31, 2004. Consequently, the combined statutory income tax rate will be lowered to approximately 40.7% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004. The effect of the change in the rates on net deferred tax assets was a reduction of ¥18,213 million ($154,256 thousand), and was charged to income taxes in the year ended March 31, 2003.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2003	2003
Deferred tax assets:
Investments in affiliates	¥470,278	¥510,190	$4,321,081
Property, plant and equipment due to differences in depreciation	25,102	38,513	326,188
Accrued enterprise tax	26,903	11,637	98,560
Liability for employee benefits	31,591	52,048	440,823
Allowance for loyalty programs	32,468	38,144	323,063
Compensated absences	6,017	6,658	56,390
Accrued bonus	4,779	5,893	49,911
Marketable securities and other investments	16,224	15,811	133,912
Accrued commissions to agent resellers	—	20,693	175,261
Other	9,053	10,578	89,591

Total gross deferred tax assets	¥622,415	¥710,165	$6,014,780

Deferred tax liabilities:
Intangible assets	—	19,272	163,225
Unrealized gains on available-for-sale securities	772	542	4,591
Property, plant and equipment due to differences in capitalized interest	4,243	4,171	35,327
Foreign currency translation adjustment	93,601	56,717	480,368
Other	1,605	1,807	15,304

Total gross deferred tax liabilities	100,221	82,509	698,815

Net deferred tax assets	¥522,194	¥627,656	$5,315,965

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that DoCoMo will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

13.    Shareholders’ equity:

The Commercial Code of Japan (the “Code”) provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

can be distributed upon the approval of the board of directors if the articles of incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of cash dividends and other appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital.

The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders’ meeting.

The amount of statutory retained earnings of DoCoMo available for the payments of dividends to shareholders as of March 31, 2003 was ¥1,201,823 million ($10,178,902 thousand).

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2003 represent dividends paid out during the periods and related appropriations to the legal reserve.

Previously the Company had to have pre-approval of the shareholders in order to change the number of authorized shares of capital. However, the Code was amended in October 2001 to permit an increase in the number of authorized shares of capital by resolution of the Board of Directors, if it were a result of a stock split.

On January 25, 2002, the DoCoMo Board of Directors approved an increase in the number of authorized shares to 191,500,000 and declared a five-for-one common stock split. The record date for the split was on March 31, 2002, with distribution of the split shares on May 15, 2002. The amount of common stock did not increase by this stock-split. All historical share and per share data included in these financial statements have been adjusted to reflect this stock split.

On June 19, 2003, the shareholders’ meeting approved a stock repurchase plan under which the Company may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

The shareholders’ meeting on June 19, 2003, also approved cash dividends of ¥25,085 million ($212,459 thousand), ¥500 per share, payable to shareholders of record as of March 31, 2003, which were declared by the Board of Directors on May 13, 2003.

Share repurchase and exchanges—

On May 8, 2002, DoCoMo entered into memoranda of understanding with the eight regional subsidiaries which provide that the eight regional subsidiaries shall become wholly-owned subsidiaries of DoCoMo by way of share exchanges in order to increase the DoCoMo group’s overall value by unifying its business and financing strategies.

In July and August 2002, DoCoMo repurchased 870,000 shares of its common stock, or 1.73% of the total issued shares of DoCoMo, for ¥234,462 million in the stock market. In July 2002, 551,000 shares of DoCoMo stock were sold by NTT in the market.

On November 1, 2002, DoCoMo completed the share exchanges (See Note 8). The treasury stock amount of ¥234,462 million (870,000 shares), which had been acquired before the share exchanges, was decreased to ¥2,585 million (9,594 shares) as a result of the share exchanges and the subsequent purchase of odd lot equal to ¥8 million (34 shares) from the former minority shareholders of the regional subsidiaries.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Business segments:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes cellular services, FOMA services, PDC packet communications services, satellite mobile communications services, in-flight telephone services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. The Quickcast business segment includes paging services and related equipment sales for such service. The miscellaneous business segment includes international dialing and roaming services and other miscellaneous services, which in the aggregate are not significant. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Beginning with the current year ended March 31, 2003, DoCoMo has elected to change the basis of the consolidated financial information filed in Japan from Japanese GAAP to U.S. GAAP. Consistent therewith, the Company’s management reports, which were prepared in accordance with Japanese GAAP in the previous years, have also been changed to a U.S. GAAP basis during the year ended March 31, 2003. Therefore, segment information for the year ended March 31, 2003 is presented on the basis of U.S. GAAP, while such information for the years ended March 31, 2001 and 2002 in the tables below are primarily in accordance with Japanese GAAP.

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

[Japanese GAAP basis] Year ended March 31, 2001	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,529,944	¥113,076	¥18,563	¥24,421	—	¥4,686,004
Operating expenses	3,640,785	204,776	39,741	23,540	—	3,908,842

Operating income (loss)	¥889,159	¥(91,700)	¥(21,178)	¥881	—	¥777,162

Assets	¥3,608,792	¥166,152	¥21,566	¥23	¥2,114,707	¥5,911,240

Depreciation and amortization	¥531,138	¥42,817	¥7,571	¥641	—	¥582,167

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[Japanese GAAP basis] Year ended March 31, 2002	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥5,022,109	¥114,512	¥10,977	¥23,949	—	¥5,171,547
Operating expenses	3,954,523	173,223	17,370	23,578	—	4,168,694

Operating income (loss)	¥1,067,586	¥(58,711)	¥(6,393)	¥371	—	¥1,002,853

Assets	¥4,422,508	¥134,310	¥15,771	¥3,656	¥1,336,337	¥5,912,582

Depreciation and amortization	¥585,619	¥35,118	¥6,839	¥1,144	—	¥628,720

[U.S. GAAP basis] Year ended March 31, 2003	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,690,444	¥85,038	¥8,088	¥25,518	—	¥4,809,088
Operating expenses	3,603,257	113,332	14,546	21,234	—	3,752,369

Operating income (loss)	¥1,087,187	¥(28,294)	¥(6,458)	¥4,284	—	¥1,056,719

Assets	¥4,818,323	¥134,900	¥15,653	¥4,823	¥1,084,308	¥6,058,007

Depreciation and amortization	¥712,726	¥27,668	¥7,934	¥869	—	¥749,197

[U.S. GAAP basis] Year ended March 31, 2003	Thousands of U.S. dollars
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	$39,725,959	$720,234	$68,501	$216,126	$—	$40,730,820
Operating expenses	30,517,972	959,872	123,198	179,842	—	31,780,884

Operating income (loss)	$9,207,987	$(239,638)	$(54,697)	$36,284	$—	$8,949,936

Assets	$40,809,037	$1,142,542	$132,574	$40,849	$9,183,603	$51,308,605

Depreciation and amortization	$6,036,470	$234,336	$67,197	$7,360	$—	$6,345,363

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

The tables that follow present reconciliations of segment operating revenues, operating expenses, operating income, assets and depreciation and amortization for the years ended March 31, 2001 and 2002 from the management reports information shown above, to U.S. GAAP amounts on a consolidated basis.

An explanation of the significant reconciling items is as follows:

Activation fees—

Activation fees were recorded as revenue when billed in the management reports, while related direct incremental acquisition costs were expensed as incurred. Under U.S. GAAP such amounts should be deferred and recognized over the period of the customer relationship (See Note 2).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commissions paid to agent resellers—

Commissions paid to agent resellers were included in selling, general and administrative expenses in the management reports. Under U.S. GAAP, certain amounts of the commissions are recorded as a reduction of equipment sales. (See Note 2)

Classification of loss on inventory writedown—

DoCoMo classified the cost of inventory writedowns as part of “other income (expense)” for management reporting purposes. Under U.S. GAAP, such expenses are recorded as operating expenses.

Compensated absences—

The Company did not specifically account for compensated absences nor does it recognize a related liability in its management reports until such amounts were paid. Under U.S. GAAP, an employer shall accrue a liability for employees’ compensation for future absences if certain conditions are met.

Employee retirement benefits—

Represents the effect of differences in accounting for costs of employee retirement benefits between U.S. GAAP and management reporting due to actuarial calculations and timing recognition of components thereof including primarily transition adjustment, prior service costs and actuarial gains and losses.

Lease transactions—

The Company accounted for certain finance leases as operating leases in its management reports. Under U.S. GAAP, such leases are accounted for as capital leases under certain conditions.

Capitalization of intangible assets—

Amounts paid to acquire indefeasible rights to use certain telecommunications facilities were expensed by the Company as incurred in its management reports. Under U.S. GAAP, amounts paid for such rights to use are to be capitalized in certain circumstances.

Capitalized interest—

DoCoMo did not capitalize interest costs on borrowings for the construction of facilities in its management reports. Under U.S. GAAP, actual interest costs incurred to bring qualified assets to their intended use that theoretically could have been avoided if the expenditures for the assets had not been made, must be capitalized.

Investments in affiliates—

Represents differences in the Company’s management reports for amortization periods and carrying values of equity method goodwill and other miscellaneous accounting items for equity method affiliates.

Translation of investments in foreign affiliates—

Foreign investments were translated at year end exchange rates for management reporting purposes, except for embedded goodwill which is translated at historical rates. Under U.S. GAAP, investments that are carried at cost are translated at historical rates and investments in equity affiliates are translated at the exchange rate as of the date of the most recent available financial statements of the investee. Translation adjustments for management reporting purposes were reversed for impairment write-downs or sales of the investments. Under U.S. GAAP, reversals of translation adjustments are only reflected for sale or substantial liquidation of the investment.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment write-down of investments in affiliates—

As noted above, translation adjustments are not reversed for impairment write-downs of investments in affiliates under U.S. GAAP.

	Millions of yen
Adjustments to reconcile segment operating revenues to U.S. GAAP operating revenues	2001	2002
Segment operating revenues	¥4,686,004	¥5,171,547
1) Activation fees	(16,638)	(4,409)
2) Commissions paid to agent resellers	(491,310)	(507,884)

Consolidated operating revenue under U.S. GAAP	¥4,178,056	¥4,659,254

	Millions of yen
Adjustments to reconcile segment operating expenses to U.S. GAAP operating expenses	2001	2002
Segment operating expenses	¥3,908,842	¥4,168,694
1) Activation fees	(16,638)	(4,409)
2) Commissions paid to agent resellers	(491,310)	(507,884)
3) Classification of loss on inventory writedown	16,787	9,527
4) Compensated absences	2,161	2,694
5) Employee retirement benefits	(23,100)	(14,184)
6) Lease transactions	(3,841)	(2,194)
7) Amortization of intangible assets	1,367	1,368
8) Depreciation for capitalized interest costs	2,303	2,406
9) Other	2,865	2,349

Consolidated operating expenses under U.S. GAAP	¥3,399,436	¥3,658,367

	Millions of yen
Adjustments to reconcile segment operating income to U.S. GAAP operating income	2001	2002
Segment operating income	¥777,162	¥1,002,853
1) Classification of loss on inventory writedown	(16,787)	(9,527)
2) Compensated absences	(2,161)	(2,694)
3) Employee retirement benefits	23,100	14,184
4) Lease transactions	3,841	2,194
5) Amortization of intangible assets	(1,367)	(1,368)
6) Depreciation for capitalized interest costs	(2,303)	(2,406)
7) Other	(2,865)	(2,349)

Consolidated operating income under U.S. GAAP	¥778,620	¥1,000,887

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Adjustments to reconcile segment assets to U.S. GAAP assets	2001	2002
Segment assets	¥5,911,240	¥5,912,582
1) Deferred costs related to activation fees	108,926	113,334
2) Lease transactions	17,797	13,201
3) Capitalization of intangible assets	21,560	20,192
4) Capitalized interest	9,453	10,102
5) Investments in affiliates	14,079	75,999
6) Translation of investments in foreign affiliates	(44,282)	222,497
7) Impairment write-down of investments in affiliates	—	(264,983)
8) Other	1,453	1,776
9) Deferred taxes related to reconciling items	(23,721)	(37,475)

Consolidated assets under U.S. GAAP	¥6,016,505	¥6,067,225

	Millions of yen
Adjustments to reconcile segment depreciation and amortization to U.S. GAAP depreciation and amortization	2001	2002
Segment depreciation and amortization	¥582,167	¥628,720
1) Lease transactions	7,590	6,224
2) Amortization of intangible assets	1,367	1,368
3) Depreciation for capitalized interest costs	2,303	2,406
4) Other	2,171	1,787

Consolidated depreciation and amortization under U.S. GAAP	¥595,598	¥640,505

The following supplemental tables present segment information for the years ended March 31, 2001 and 2002 in accordance with U.S. GAAP adjusted from those in accordance with Japanese GAAP, to provide comparability of the segment information and for the convenience of the users of the financial statements.

[U.S. GAAP basis] Year ended March 31, 2001	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,035,208	¥99,522	¥18,905	¥24,421	—	¥4,178,056
Operating expenses	3,143,777	192,751	39,442	23,466	—	3,399,436

Operating income (loss)	¥891,431	¥(93,229)	¥(20,537)	¥955	—	¥778,620

Assets	¥3,716,489	¥192,494	¥22,267	¥27	¥2,085,228	¥6,016,505

Depreciation and amortization	¥541,747	¥45,026	¥8,180	¥645	—	¥595,598

[U.S. GAAP basis] Year ended March 31, 2002	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,523,989	¥100,186	¥11,130	¥23,949	—	¥4,659,254
Operating expenses	3,457,554	159,990	17,307	23,516	—	3,658,367

Operating income (loss)	¥1,066,435	¥(59,804)	¥(6,177)	¥433	—	¥1,000,887

Assets	¥4,519,389	¥157,642	¥16,214	¥3,698	¥1,370,282	¥6,067,225

Depreciation and amortization	¥595,372	¥36,967	¥7,019	¥1,147	—	¥640,505

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2002 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2002	2003	2003
Tools, furniture and fixtures	¥34,051	¥27,501	$232,921
Computer software	1,865	1,978	16,753

	35,916	29,479	249,674
Accumulated depreciation	(22,154)	(21,167)	(179,275)

	¥13,762	¥8,312	$70,399

Tools, furniture and fixtures are classified as part of property, plant and equipment while computer software is classified as part of intangibles and other assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2003 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥4,369	$37,003
2005	3,305	27,992
2006	1,546	13,094
2007	668	5,658
2008	194	1,643
Thereafter	98	830

Total minimum lease payments	¥10,180	$86,220
Less—Amount representing interest	(436)	(3,693)

Present value of net minimum lease payments	9,744	82,527
Less—Amounts representing estimated executory costs	(1,045)	(8,850)

Net minimum lease payments	8,699	73,677
Less—Current obligation	(4,485)	(37,986)

Long-term capital lease obligations	¥4,214	$35,691

The above obligations are classified as part of other current and long-term liabilities, as appropriate. The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 2003 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥34	$288
2005	1	8

Total minimum future rentals	¥35	$296

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Minimum rentals	¥63,192	¥59,958	¥41,653	$352,782

Collateral pledge of shares of an affiliate—

On December 12, 2002, pursuant to a syndicated loan agreement that HTCL had entered into with financial institutions, DoCoMo pledged as collateral certain of HTCL shares owned by DoCoMo. The summary of the share pledge is as follows:

(1) Total number of shares pledged	4,793 (3.8% of the total number of outstanding shares of HTCL)
(2) Carrying value of shares pledged	¥7,191 million ($60,905 thousand)
(3) Period of pledge	Until full repayment (Scheduled on March 31, 2007)
(4) Enforcement of security	In case of default defined in the loan agreement

These shares are included in investments in affiliates on the consolidated balance sheets.

Litigation—

At March 31, 2003, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment and inventories (primarily handsets). Commitments outstanding at March 31, 2003 amounted to ¥231,529 million ($1,960,947 thousand) (of which ¥1,178 million ($9,977 thousand) are with related parties) for property, plant and equipment and ¥17,311 million ($146,616 thousand) (of which none are with related parties) for inventories.

Contingencies—

In connection with its investment in HTCL, DoCoMo has agreed to provide a back-up guarantee in support of HTCL and Hutchison Telecommunications Limited, each of which has agreed to indemnify a certain financial institution in the event that this financial institution is called upon to perform under a guarantee that it has provided in support of HTCL with respect to certain contracts and obligations owed to governmental authorities by HTCL. DoCoMo has agreed to contribute up to HK$24,099 thousand (¥371 million, $3,142 thousand), which represents its proportionate share of the obligations of HTCL based on its percentage shareholding of HTCL. DoCoMo has a HK$1,638 thousand (¥25 million, $212 thousand) guarantee outstanding as of March 31, 2003.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Research and development expenses, and advertising cost:

Research and development expenses are charged to expense as incurred.

For the year ended March 31, 2003, DoCoMo expended funds for research and development of new FOMA 3G handsets manufactured by handset vendors. The move is part of a strategy to promote the rapid development of FOMA handset technology and stimulate market demand for FOMA services. Under the agreements with manufacturers, they are required to develop new FOMA handsets, featuring advanced applications and longer battery life. DoCoMo shares ownership rights for FOMA handset patented technologies and know-how with the manufacturers.

The total amount invested by DoCoMo in the development of FOMA handsets by handset manufacturers for the year ended March 31, 2003 is ¥17.5 billion.

Research and development expenses are included primarily in selling, general and administrative expenses, and amounted to ¥94,126 million, ¥99,454 million and ¥126,229 million ($1,069,103 thousand) for the year ended March 31, 2001, 2002, and 2003, respectively.

Advertising costs are also expensed as incurred. Such costs are included in selling, general and administrative expenses and amounted to ¥66,324 million, ¥63,480 million and ¥58,738 million ($497,485 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

17.    Other (income) expense:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
Realized holding gains (net of losses) on marketable securities and other investments	¥(1,008)	¥(1,369)	¥(101)	$(856)
Foreign exchange gains	(2,123)	(829)	(228)	(1,931)
Rental revenue received	(1,434)	(1,885)	(2,666)	(22,579)
Write-down of warrants related to AT&T Wireless	—	28,534	599	5,073
Other–net	5,603	2,970	(623)	(5,277)

	¥1,038	¥27,421	¥(3,019)	$(25,570)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Accumulated other comprehensive income:

The table that follows presents the change in accumulated other comprehensive income (loss):

	Millions of yen
	Unrealized gains (losses) on available- for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2000	¥15,007	¥—	¥(378)	¥(3,211)	¥11,418
2001 change	(11,672)	—	25,999	(2,636)	11,691

Balance at March 31, 2001	¥3,335	¥—	¥25,621	¥(5,847)	¥23,109
2002 change	(2,136)	(90)	105,147	(3,398)	99,523

Balance at March 31, 2002	¥1,199	¥(90)	¥130,768	¥(9,245)	¥122,632
2003 change	(727)	257	(39,315)	(19,910)	(59,695)

Balance at March 31, 2003	¥472	¥167	¥91,453	¥(29,155)	¥62,937

	Thousands of U.S. dollars
	Unrealized gains (losses) on available- for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	$10,155	$(763)	$1,107,547	$(78,301)	$1,038,638
2003 change	(6,158)	2,177	(332,980)	(168,629)	(505,590)

Balance at March 31, 2003	$3,997	$1,414	$774,567	$(246,930)	$533,048

19.    Fair value of financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 6 and 7, respectively.

Long-term debt, including current portion—

The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at March 31, 2002 and 2003 are as follows:

	Millions of yen				Thousands of U.S. dollars
	2002		2003		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Long-term debt, including current portion	¥1,348,282	¥1,389,530	¥1,338,368	¥1,387,556	$11,335,377	$11,751,978

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risk management—

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. DoCoMo enters into interest rate swap contracts and uses non-derivative financial instruments to manage these risks. The derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties.

On March 5, 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of March 31, 2003 from this instrument was ¥145 million ($1,228 thousand) and recorded as a foreign currency translation adjustment for the year ended March 31, 2003.

Interest rate swap agreements—

Although most of DoCoMo’s debt carries a fixed rate of interest, a small portion carries floating rates. DoCoMo enters into interest rate swap agreements to manage interest rate risk on these floating rate liabilities. These interest rate swap agreements exchange floating rate interest payments for fixed rate interest payments.

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2002 and 2003:

				Millions of yen
		Weighted average rate		March 31, 2002
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.7%	¥7,500	¥(271)

				Millions of yen
		Weighted average rate		March 31, 2003
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.9%	¥2,500	¥(129)

				Thousands of U.S. dollars
		Weighted average rate		March 31, 2003
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.9%	$21,174	$(1,093)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest rate swap agreements have remaining terms to maturity ranging from 9 months to 33 months.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2002 and 2003.

Concentrations of risk—

As of March 31, 2003, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

20.    Subsequent event:

Reduction in tariffs—

On May 8, 2003, DoCoMo’s Board of Directors approved the amendment of the billing plans for cellular services and FOMA services. DoCoMo notified the Minister of Public Management, Home Affairs, Posts and Telecommunications of a reduction of dialing charges for calls generated from fixed wireline network and accessed to the DoCoMo’s network, which became effective on June 1, 2003.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED

March 31, 2001, 2002 and 2003

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2001
Allowance for doubtful accounts	¥22,853	¥15,196	¥14,146	¥23,903
2002
Allowance for doubtful accounts	¥23,903	¥14,188	¥16,062	¥22,029
2003
Allowance for doubtful accounts	¥22,029	¥16,170	¥16,688	¥21,511

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2003
Allowance for doubtful accounts	$186,576	$136,953	$141,340	$182,189

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ Keiji Tachikawa
	Name:	Keiji Tachikawa
	Title:	President and Chief Executive Officer

Date:    July 3, 2003

CERTIFICATIONS

I, Keiji Tachikawa, certify that:

1.	I have reviewed this annual report on Form 20-F of NTT DoCoMo, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    July 3, 2003

/s/ Keiji Tachikawa
Keiji Tachikawa President and Chief Executive Officer

CERTIFICATIONS

I, Masayuki Hirata, certify that:

1.	I have reviewed this annual report on Form 20-F of NTT DoCoMo, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    July 3, 2003

/s/ Masayuki Hirata
Masayuki Hirata Executive Vice President and Chief Financial Officer

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

2.2

—Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	— Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	— Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	— Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001

4.4	—Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002

8.1	— List of Subsidiaries

12.1

— Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003

*	Previously filed with the Securities and Exchange Commission on January 25, 2002, and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.