Form 20-F/A
period 2003-03-31
NTT DOCOMO INC
filed 2003-09-30
CIK 1166141

As filed with the Securities and Exchange Commission on September 30, 2003

Separate financial statements of KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 required pursuant to Rule 3-09 of Regulation S-X under “Item 18. Financial Statements.” have been omitted from this Form 20-F/A and will be filed by amendment in accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMEMDMENT NO.1)

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

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item  18  ☒

*	Not for trading, but only in connection with the listing of the American Depositary Shares

Explanatory Note:

The registrant hereby amends its annual report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2003, to file the following separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited as required by Rule 3-09 of Regulation S-X:

•	Audited consolidated financial statements for the fiscal years ended December 31, 2001 and 2002.

•	Unaudited consolidated financial statements for the period ended December 31, 2000.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, separate consolidated financial statements for KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 have been omitted from this Form 20-F/A and will be filed with the Securities and Exchange Commission by amendment to our annual report on Form 20-F.

This amendment is being filed for the purpose of updating “Item 18. Financial Statements” and “Item 19. Exhibits”. In addition, “Item 15. Controls and Procedures” has also been updated in accordance with SEC Release No. 33-8238, which was effective as of August 14, 2003.

Item 15.	Controls and Procedures.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2003 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2003.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2003. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 18.	Financial Statements.

Reference is made to pages F-1 through F-44, incorporated herein by reference, of our annual report on Form 20-F filed on July 3, 2003.

Separate consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries are being filed pursuant to Rule 3-09 of Regulation S-X. Reference is made to Exhibit 12.1 to our annual report on Form 20-F filed on July 3, 2003.

Separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for its fiscal years ended December 31, 2000, 2001 and 2002 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 14.2 to this amendment no.1 to our annual report on Form 20-F.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, separate consolidated financial statements for KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 have been omitted from this Form 20-F/A and will be filed with the Securities and Exchange Commission by amendment to our annual report on Form 20-F.

1

Item 19.	Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)*
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*
2.1	—	Specimen common stock certificates of the registrant**
2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*
4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000**
4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000**
4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001*
4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002*
8.1	—	List of Subsidiaries*
12.1	—	Certifications required by Rule 13a-14(a)
13.1	—	Certifications required by Rule 13a-14(b)
14.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003*

14.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited

*	Previously filed with the Securities and Exchange Commission on Form 20-F on July 3, 2003 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on Form 20-F on January 25, 2002 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/s/ Keiji Tachikawa
Name: Keiji Tachikawa
Title: President and Chief Executive Officer

Date: September 30, 2003

INDEX OF EXHIBITS

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)*
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*
2.1	—	Specimen common stock certificates of the registrant**
2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*
4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000**
4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000**
4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001*
4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002*
8.1	—	List of Subsidiaries*
12.1	—	Certifications required by Rule 13a-14(a)
13.1	—	Certifications required by Rule 13a-14(b)
14.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003*
14.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited

*	Previously filed with the Securities and Exchange Commission on Form 20-F on July 3, 2003 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on Form 20-F on January 25, 2002, and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.