Form 20-F/A
period 2003-03-31
NTT DOCOMO INC
filed 2003-10-15
CIK 1166141

The following items were the subject of a Form 12b-25 and are included herein:

Separate financial statements of KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 required pursuant to Rule 3-09 of Regulation S-X under “Item 18. Financial Statements.”

As filed with the Securities and Exchange Commission on October 15, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO.2)

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

Explanatory Note:

The registrant hereby amends its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2003, as amended by Amendment No.1 filed on September 30, 2003, to file separate consolidated financial statements and notes thereto for KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002, as required by Rule 3-09 of Regulation S-X. These financial statements were omitted from Amendment No.1 to the Annual Report on Form 20-F as described in the registrant’s Form 12b-25 filed on September 30, 2003.

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

Separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for its fiscal years ended December 31, 2000, 2001 and 2002 are being filed pursuant Rule 3-09 of Regulation S-X. Reference is made to Exhibit 14.2 to Amendment No.1 to our Annual Report on Form 20-F filed on September 30, 2003.

Separate consolidated financial statements and notes thereto for KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 are being filed pursuant Rule 3-09 of Regulation S-X. See Exhibit 14.3 to this Amendment No.2 to our Annual Report on Form 20-F.

1

Item 19.	Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)*
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*
2.1	—	Specimen common stock certificates of the registrant**
2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*
4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000**
4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000**
4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001*
4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002*
8.1	—	List of Subsidiaries*
12.1	—	Certifications required by Rule 13a-14(a)
13.1	—	Certifications required by Rule 13a-14(b)
14.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003*

14.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited***

14.3	—	Consolidated financial statements and notes thereto for KPN Mobile N.V.

*	Previously filed with the Securities and Exchange Commission on Form 20-F on July 3, 2003 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on Form 20-F on January 25, 2002 and herein incorporated by reference.

***	Previously filed with the Securities and Exchange Commission on Amendment No. 1 to our Annual Report on Form 20-F on September 30, 2003 and herein incorporated by reference.

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
Name: Keiji Tachikawa
Title: President and Chief Executive Officer

Date: October 15, 2003

INDEX OF EXHIBITS

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)*
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*
2.1	—	Specimen common stock certificates of the registrant**
2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)*
4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000**
4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000**
4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001*
4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002*
8.1	—	List of Subsidiaries*
12.1	—	Certifications required by Rule 13a-14(a)
13.1	—	Certifications required by Rule 13a-14(b)
14.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 25, 2003*
14.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited ***
14.3	—	Consolidated financial statements and notes thereto for KPN Mobile N.V.

*	Previously filed with the Securities and Exchange Commission on Form 20-F on July 3, 2003 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on Form 20-F on January 25, 2002, and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on Amendment No. 1 to our Annual Report on Form 20-F on September 30, 2003 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.