Form 20-F
period 2004-03-31
NTT DOCOMO INC
filed 2004-06-28
CIK 1166141

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-31221

Kabushiki Kaisha NTT DoCoMo

(Exact name of registrant as specified in its charter)

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan	Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 48,596,364 shares of common stock were outstanding, comprised of 48,471,316 shares and 12,504,800 ADSs (equivalent to 125,048 shares).

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	Our 3G services, including our new value-added services may not develop as we expect.

•	The introduction or change of various laws or regulatory regimes that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of a number portability system for mobile phones in Japan may, in addition to burdening us with the expenses associated with introducing the system, lead to a decrease in our number of subscribers due to transition to other mobile operators from us, which may adversely affect our financial condition and results of operations.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	We may not be able to maintain our ability to avoid reduced quality of services to maintain customer satisfaction because we have only a limited amount of spectrum and facilities.

•	Overseas operators may not introduce the W-CDMA technology and mobile multimedia services that we currently use in our 3G system, which would adversely affect our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve and the business may continue to operate at a loss in the future.

•	We may not be able to successfully address social issues arising from inappropriate use of our products and services by our subscribers, which may adversely affect our credibility or corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks and our inability to properly respond to such concerns may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages, malfunction of software and devices, and our inability to properly respond to such failures may adversely affect our financial condition and results of operations.

•	Our inability to properly respond to viruses and cyber attacks which adversely affect communications through our network system or wireless phones may adversely affect our financial condition and results of operations.

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

“Fiscal 2003” refers to our fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following tables include selected historical financial data as at and for the fiscal years ended March 31, 2000 through 2004. The data as at and for the fiscal years ended March 31, 2000 through 2004 in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP which are included elsewhere in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	As at and for the year ended March 31,
	2000	2001	2002	2003	2004	2004
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥3,008,726	¥3,620,271	¥4,153,459	¥4,350,861	¥4,487,912	$43,078,441
Equipment sales (1)	345,320	557,785	505,795	458,227	560,153	5,376,781

Total (1)	3,354,046	4,178,056	4,659,254	4,809,088	5,048,065	48,455,222
Operating expenses (1)	2,844,859	3,399,436	3,658,367	3,752,369	3,945,147	37,868,564

Operating income	509,187	778,620	1,000,887	1,056,719	1,102,918	10,586,658
Other expenses, net	21,359	20,489	44,496	13,751	1,795	17,230

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	487,828	758,131	956,391	1,042,968	1,101,123	10,569,428
Income taxes	211,072	317,337	399,643	454,487	429,116	4,118,986

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	276,756	440,794	556,748	588,481	672,007	6,450,442
Equity in net losses of affiliates (2)	(1,730)	(17,767)	(643,962)	(324,241)	(21,960)	(210,789)
Minority interests in earnings of consolidated subsidiaries	(18,462)	(21,272)	(28,977)	(16,033)	(40)	(384)

Income (loss) before cumulative effect of accounting change	256,564	401,755	(116,191)	248,207	650,007	6,239,269
Cumulative effect of accounting change (1)	—	—	—	(35,716)	—	—
Net income (Loss)	¥256,564	¥401,755	¥(116,191)	¥212,491	¥650,007	$6,239,269

Per Share Data
Basic and diluted earnings (loss) per share	¥5,358	¥8,350	¥(2,315)	¥4,254	¥13,099	$125,734
Dividends declared and paid per share (3)	¥300	¥200	¥200	¥200	¥1,000
Dividends declared and paid per share (4)	$2.63	$1.90	$1.64	$1.51	$8.72
Balance Sheet Data
Working capital	¥150,167	¥(248,816)	¥107,013	¥586,679	¥493,679	$4,738,712
Total property, plant and equipment, net	2,041,973	2,339,374	2,618,992	2,676,128	2,702,505	25,940,728
Total assets	3,667,038	6,016,505	6,067,225	6,058,007	6,262,266	60,110,060
Total debt (5)	829,587	1,443,168	1,429,332	1,348,368	1,091,596	10,477,980
Total liabilities	1,633,233	2,620,159	2,671,717	2,582,018	2,557,510	24,548,954
Total shareholders’ equity	1,976,158	3,318,587	3,291,883	3,475,514	3,704,695	35,560,520
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	627,838	646,715	679,709	779,545	756,002	57,256,690
Cash flows from operating activities	1,060,139	857,846	1,341,088	1,584,610	1,710,243	16,416,231
Cash flows from investing activities	(999,964)	(2,744,215)	(1,125,093)	(871,430)	(847,309)	(8,133,125)
Cash flows from financing activities	(232,270)	1,523,764	(33,372)	(333,277)	(705,856)	(6,775,350)
Margins (percent of operating revenues):
Operating income margin	15.2%	18.6%	21.5%	22.0%	21.8%
Net income margin	7.6%	9.6%	(2.5)%	4.4%	12.9%

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and operating expenses for the fiscal years ended March 31, 2000, 2001 and 2002 have been reclassified. Equipment sales and operating expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, operating expenses, amounting to ¥364,648 million, ¥491,310 million and ¥507,884 million for the years ended March 31, 2000, 2001 and 2002, respectively, have also been reclassified as a reduction of equipment sales. The cumulative effect of this accounting change relates to the timing for recognizing commissions payable to agents.
(2)	Includes write-downs of investments in affiliates, and is net of deferred taxes of ¥470,278 million and ¥226,450 million in the year ended March 31, 2002 and 2003, respectively. See Note 6 of the Notes to the Financial Statements.
(3)	The dividends declared and paid per share have been adjusted to reflect the stock split (five-for-one) that took effect on September 13, 1999 and the stock split (five-for-one) that took effect on May 15, 2002.
(4)	The dividends per share were translated into U.S. dollars at the relevant record date.
(5)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average (1)	Period-end
1999	¥147.14	¥108.83	¥128.19	¥118.43
2000	124.45	101.53	111.35	102.73
2001	125.54	104.19	110.60	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.94	104.18

Calendar Year 2003
December	109.61	106.93	107.74	107.13

Calendar Year 2004
January	107.17	105.52	106.27	105.84
February	109.59	105.36	106.71	109.26
March	112.12	104.18	108.52	104.18
April	110.37	103.70	107.66	110.37
May	114.30	108.50	112.20	110.18
June (through June 21, 2004)	111.27	108.57	109.96	108.57

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥104.18, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. The noon buying rate for Japanese yen on June 21, 2004 was $1.00 = ¥108.57.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

The successful development of our 3G services, including the introduction of new services and forms of usage, is subject to market demand and scheduling difficulties.

We have invested and plan to continue to invest significantly in the research and development, construction, implementation and expansion of our third generation, or 3G, wireless services.

We have experienced various technical and scheduling difficulties, including delays in the establishment of our network and technical problems with and delays in the sale of handsets. We have resolved many of these problems, but we cannot be certain that we will not encounter new problems or will be able to successfully resolve such problems when they arise. From time to time, technical issues continue to cause delays in new developments in our 3G services, such as the introduction of new handsets, which could prevent us from realizing expected 3G revenues and profits in future periods.

As the competition for 3G services in Japan grows more intense, there are a number of uncertainties that may delay the development of our 3G services. In particular, we cannot be certain that:

•	we will be able to provide all planned 3G services, including introduction of new services and forms of usage we currently plan, as we currently schedule, or that expanding such services will not be more costly than expected;

•	the 3G services we offer and plan to offer will be attractive to current and potential subscribers;

•	our alliances with partners such as manufacturers and content providers, designed to provide new 3G services including the introduction of new services and forms of usage, will develop as expected;

•	manufacturers and content providers will create and offer products, including handsets for our 3G system and contents specifically for our 3G i-mode service, on a timely basis;

•	there will be sufficient demand for 3G services, including new services and forms of usage, to offer these services profitably;

•	competitors’ 3G services or similar services or 3G service handsets will not be more popular among potential subscribers than ours; or

•	our services with improved data communication speed enabled by HSDPA (High Speed Downlink Packet Access) technology can be commenced as we plan.

If we experience substantial problems with our 3G services, or if we fail to introduce new handsets and services according to our schedule, it may impair the success of our 3G services, delay our service or decrease our revenues and profits and therefore may hinder our growth or our recovery of our significant capital investments in 3G services.

The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas and competition with competitors within and outside Japan may increase. For example, recently, with regard to fixed to mobile calling, fixed line operators and intermediate operators have been given the right to set rates on calls to cellular phones from fixed line phones and also, with the revision of Telecommunications Business Law, for the corporate market, it became possible to base rates on negotiated contract terms rather than pre-determined tariffs. These regulatory reforms further increase rate competition and may affect our financial position or results of operations. If the number of fixed line users choosing intermediate telecommunication carriers is more than we expected, it may have an adverse effect on our financial condition or results of operations as it may decrease our revenue.

Various governmental bodies have recommended or considered changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	revision of the radio frequency spectrum allocation system, including reallocation of spectrum to ensure the use by the fourth generation, or 4G, system and by the 5GHz-band wireless access system and the possible implementation of an auction system in which, in the future, additional spectrum would be allocated to the highest bidder;

•	further protection of privacy;

•	measures to open up Internet platforms and segment platform functions such as authentication and payment collection where dominant carriers are assumed to have market power;

•	rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from putting i-mode service on our cell phone handsets as an initial setting;

•	measures to insure more fair competition in the telecommunications service market;

•	regulations to prohibit or restrict certain content or transactions, or mobile Internet services such as i-mode; and

•	measures requiring us to incur more costs than anticipated, for instance, a measure requiring us to develop handsets that incorporate a GPS function for emergency calls.

It is difficult to predict with certainty if any of the above changes will be made to the relevant laws and regulations and, if they are made, the extent to which our business will be affected.

However, the implementation of one or more of the changes described above, or other changes to laws and regulations, could materially affect our financial condition and results of operations.

The introduction of a number portability system for mobile phones in Japan may, in addition to burdening us with the expenses associated with introducing the system, lead to a decrease in the number of our subscribers due to transition to other mobile operators from us, which may adversely affect our financial condition and results of operations.

According to a report by a working group under the Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT, issued in April 2004, many overseas countries have already introduced number portability systems for mobile phones with the purpose of improving convenience for users and promoting competition among cellular service providers. In those countries, as subscribers can switch operators without changing their phone numbers, they can switch operators more easily. The report and additional guidelines issued by the Ministry in May 2004 suggested that a number portability system for mobile phones be introduced in Japan by around fiscal 2006.

It is very difficult to predict at present what effect the introduction of a number portability system for mobile phones would have on our number of subscribers, revenue and expenses, as it will depend on the services and rates set by each cellular service provider before and after the introduction of such system. It will be an opportunity to acquire new subscribers due to increased fluidity of subscribers, while on the other hand, it may lead to a decrease in our subscribers if some of our subscribers decide to switch to another operator. Therefore, we may not be able to recover the costs we estimated for the introduction of such system, we may experience increased costs in relation to the acquisition and maintenance of subscribers and there may be further rate competition, which could adversely affect our financial condition and results of operations.

Increasing competition from other cellular service providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

We are experiencing increasing competition from other cellular service providers which have introduced new products and new services such as 3G handsets, 3G phones equipped with global-positioning systems and global roaming services. Also, there are other cellular service providers which provide communication services for 3G with technologies different from W-CDMA, which we have adopted. Currently, for example, they provide flat-rate packet communication services with faster communication speeds than our 3G services. Furthermore, other companies may enter the cellular service industry with other technologies for 3G services, and in such an event, there will be severe competition.

On the other hand, there may be increased competition due to the introduction of other new services and technologies, especially low price and flat-rate, fixed or mobile phones, high-speed fixed line broadband Internet service and digital broadcasting and wireless LAN.

Furthermore, the effect of emerging and future technological changes on the viability or competitiveness of our services cannot be predicted with certainty. Current technologies or technologies under development or new services by other companies mentioned above may increase competition against our products in the future, lead to decreased rates and numbers of subscribers and decreased ARPU due to decreased frequency of usage by subscribers and may materially affect our financial condition and results of operations.

Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

In the year ended March 31, 2004, we acquired approximately 2.07 million new subscribers, down from 3.08 million new subscribers in the year ended March 31, 2003, and 4.76 million in the year ended March 31, 2002. Our future subscriber acquisitions may continue to decrease and may not meet our expectations due to a number of factors, such as saturation of the Japanese cellular market, changes in regulatory environment, increased rate competition and increased service selection for the subscribers of other cellular service providers.

In addition to difficulty in acquiring new subscribers, we may not be able to maintain existing subscribers at the levels we expect due to increased competition among other cellular service providers in the areas of rates and services. Furthermore, as a result of severe competition for acquisition of subscribers, we may need to incur more cost than we expected to maintain existing subscribers.

In this severely competitive environment, in order to provide various advanced services and increase user convenience, we have made various rate revisions, such as the expansion of “family discounts” from April 1, 2004, decreased prices for 3G packet packs from May 1, 2004 and the introduction of Pake-Houdai, meaning “as much as you want”, a flat-rate packet communication service for 3G subscribers. However, we cannot be certain whether these measures will enable us to acquire new and maintain existing subscribers. If the trend of subscribers switching to flat-rate systems does not occur as we expect our ARPU may decrease more than we expect, which may have a material affect on our financial condition and results of operations.

We view the expansion of AV traffic such as video phone via 3G handsets, development of new services useful in everyday life and business and increased revenue through the expansion of data communication as important factors for our future growth. However, our growth may be limited if:

•	our new and existing handsets suffer from technical problems;

•	the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market in a timely manner;

•	our current and future i-mode, data transmission and other services fail to be attractive to present and potential subscribers, and fail to achieve continued or new growth;

•	our FOMA business does not grow as fast as we expect or we experience technical or customer satisfaction problems with FOMA system and services;

•	competition increases significantly and results in our losing significant numbers of subscribers or capturing a significantly lower market share of new subscribers; or

•	our retention costs rise as a result of increased competition or increased sales commissions paid to agents who sign up subscribers.

We may not be able to maintain our ability to avoid reduced quality of services to maintain customer satisfaction because we have only a limited amount of spectrum and facilities available for our services.

One of the principal limitations on a cellular network’s capacity is the amount of radio frequency spectrum it can use. We have limited spectrum available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular network operates at or near the current capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited capacity of our base stations and switching centers during peak usage periods or if our subscriber base dramatically increases. In addition, an increase in data transmission traffic may go substantially beyond our projections due to an increased number of FOMA subscribers as a result of the introduction of a flat-rate plan effective June 1, 2004, and we may not be able to process such traffic with our existing facilities, which may result in a reduced quality of services.

We may not be able to avoid reduced quality of services despite our continued efforts to improve the efficiency of our use of spectrum and to acquire new spectrum. In addition, as our competitors are not experiencing capacity problems to the same extent, if we are not able to successfully address such problems in a timely manner, we may experience constraints on the growth of our wireless services or lose subscribers to our competitors in areas where quality problems occur, which may materially affect our group’s financial conditions and results of operations.

Overseas operators may not introduce the W-CDMA technology and mobile multimedia services we currently use in our 3G system, which would adversely affect our ability to offer our international services to our subscribers.

For our 3G system, we are currently using Wideband Code Division Multiple Access, or W-CDMA, technology that is one of the global cellular telecommunications standards approved by the International Telecommunications Union, or ITU, as part of its efforts to standardize 3G cellular technology through the issuance of guidelines known as IMT-2000. We may be able to offer our services, such as global roaming, worldwide if enough other mobile operators introduce W-CDMA standard technology compatible with ours. We believe that our other international affiliates, strategic allies and a significant number of other wireless operators will do so. However, if enough other wireless operators do not adopt W-CDMA standard technology, we may not be able to offer global roaming and other services as expected and we may not be able to realize the benefits of economies of scale, including in terms of purchasing power for handsets and network equipment, that we currently anticipate. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to successfully and promptly adapt their handsets and network equipment if we need to change the handsets or network equipment we currently use due to a change in W-CDMA standard technology as a result of activities conducted by standard-setting organizations.

Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

One of the major components of our overall strategy is to increase our corporate value through overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations outside Japan which we believe could help us achieve this objective. In order to promote this strategy, to date, we have invested approximately ¥1.9 trillion and acquired minority equity stakes in overseas operators, including AT&T Wireless Services, Inc., KG Telecommunications Co., Ltd., Hutchison Telephone Company Limited and others. However, the current value of these investments has not yet met our expectations. There can be no assurance that we will be able to maintain or enhance the value or performance of overseas operators in which we have invested or may invest in the future, or that we will achieve the returns or benefits expected from these investments, alliances or collaborations.

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

Telecommunications companies and wireless operators, including our investee companies, have experienced a variety of negative developments in recent years, including increased competition, increased debt burdens (from, among other factors, the cost of 3G spectrum licenses purchased at auction), significant volatility in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If a loss in the value of our investment in any investee company takes place and such loss in value is other than a temporary decline, we may be required to adjust the carrying value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize a loss for any decline in the value of our investment in such investee company. In either event, our financial condition or results of operations could be significantly and adversely affected.

We monitor and review the value of our overseas investments from time to time as required by relevant accounting principles, which require us to consider, among other things, declines in earning capacity, and with respect to publicly listed companies in which we have invested, such as AT&T Wireless Services, Inc., reported market price. We recognized impairment losses equal to ¥319.6 billion, net of deferred taxes of ¥225.5 billion, with respect to our interests in some of our overseas affiliates in fiscal 2002, and ¥624.6 billion, net of deferred taxes of ¥453.2 billion in fiscal 2001.

We plan to further monitor and review the value of our investments in all of our overseas affiliates in light of any future developments and may be required to recognize further impairment charges for investments in any of our overseas investee companies.

The shareholders of AT&T Wireless Services, Inc. have approved the acquisition of AT&T Wireless by Cingular Wireless LLC, and we expect our shares of AT&T Wireless common stock will be exchanged for cash in due course in accordance with the agreement. However, the acquisition is subject to government approval, and if the shares are not exchanged for cash as expected, it may adversely affect our financial condition and results of operations in the current fiscal year.

The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

On December 1, 1998, we took over the Personal Handyphone System, or PHS, businesses operated by other subsidiaries of NTT and began to integrate them with our existing businesses. There were 1.59 million PHS subscribers as of March 31, 2004, 1.69 million as of March 31, 2003, and 1.92 million as of March 31, 2002. The PHS businesses have operated at a loss, including losses of ¥35.5 billion in fiscal 2003, ¥28.3 billion in fiscal 2002 and ¥59.8 billion in fiscal 2001 on a U.S. GAAP basis (see Note 14 of the Notes to the Financial Statements).

In April 2003, we introduced a flat-rate plan for data communication using PHS and we saw a net increase in the number of data-card-type PHS subscribers as a result of our initiatives to focus on an increase in usage of a flat-rate service for data communications. We plan to focus our PHS business on data communications and will continue our efforts to streamline our PHS business operation. However, there may be no assurance that we will achieve the number of subscribers we expect, or that we will be able to reduce the operating losses incurred by our PHS businesses.

We may not be able to successfully address social issues arising from inappropriate use of our products and services by our subscribers, which adversely affect our credibility or corporate image.

We may face an increase in cancellations by existing subscribers and difficulty in acquiring new subscribers, the credibility of our products and services may decline and our corporate image may become damaged if our products and services are used inappropriately by unscrupulous subscribers. Unsolicited bulk e- mail, for instance, is a problem for our i-mode service. Despite our extensive efforts to address this issue to protect our subscribers from incurring any economic disadvantage caused by unsolicited e-mails, including providing i-mode subscribers with up to 400 packets per month of free packet-data communication and pursuing actions against companies who distribute such unsolicited bulk emails through our i-mode system, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mails through our i-mode system, it may cause our subscribers to be less satisfied with our service, and our corporate image may be damaged, which could reduce the number of our i-mode subscribers as a result.

In addition, as our handsets and our services become more sophisticated, new concerns in relation to mobile phone usage arise, including, for example, the fact that our subscribers were charged higher amounts of packet fees than they were aware of due to their overuse of our data communication service as a result of using new advanced handsets and sophisticated services, and that subscribers wrongfully shot pictures of pages of books sold at bookstores or art works at art galleries and museums where taking photos is prohibited, using one of our handsets with a built-in camera. Such inappropriate uses of mobile phones are being taken up as social issues. Furthermore, we are experiencing a deterioration of public manners by using mobile phones in trains and public spaces, and an increase of traffic accidents caused by use of mobile phones while driving cars. These issues may adversely affect our corporate image as well.

We believe we have properly addressed these social issues to date. However, it is uncertain whether we will be able to continue addressing those issues in the future as well, and if we fail to do so, we may not be able to avoid an increase in cancellations of subscriptions or to acquire as many new subscribers as we expect, which may have a material adverse effect on our financial condition and results of operations.

Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2004, NTT owns 63.58% of our issued and outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications, or MPT, in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint our directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Concerns about wireless telecommunications health risks and our inability to properly respond to such concerns may adversely affect our financial condition and results of operations.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others, including by causing cancer and vision loss and interfering with various electronic medical devices, including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber, reduced financing available to us or litigation, and may also potentially adversely affect our corporate image, financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a relationship between electric wave emissions and health problems.

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

System failures caused by earthquakes, power shortages, malfunction of software and devices, and our inability to properly respond to such failures may adversely affect our financial condition and results of operations.

We are dependent on our nationwide networks in order to provide our mobile communication and packet services to our subscribers. We have invested trillions of yen in our network, which includes base stations, antennas, switching centers and transmission lines. Our systems could fail due to a number of reasons, including hardware and software problems and damage to our network as a result of earthquakes, power shortages, typhoons, floods, terrorism or similar events. System failures may take extended periods of time to repair and could result in lost revenues and large repair expenses, both of which may adversely affect our financial condition and results of operations.

Our inability to properly respond to viruses and cyber attacks which adversely affect communications through our network system or wireless phones may adversely affect our financial condition and results of operations.

There have been instances where millions of computers worldwide were affected by being infected by viruses though the Internet. Similar incidents could occur on our mobile communication network. If such viruses enter our network or terminals, our system or mobile phones could fail. In such an instance, our network’s credibility and our customer’s satisfaction might significantly decrease. Although we have enhanced our security system to block unauthorized accesses and remote downloading, and we provide functions intended to cope with unexpected events, such functions may not be fully prepared for every eventuality.

In the event we are unable to properly respond to any such unexpected events, our group’s credibility may be reduced, and we may experience lost revenues and large repair expenses, all of which may adversely affect our financial condition and results of operations.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2003, NTT owned 63.58% of our issued and outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in our company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of our company would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. Additionally, our board of directors is authorized to issue 141,320,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our Articles of Incorporation, our Board of Directors’ regulations and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States

Item 4. Information on the Company.

A. History and Development of the Company.

We are a joint stock corporation incorporated and registered under the laws of Japan in August 1991 under the name NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000. Our corporate headquarters is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent is Nippon Telegraph and Telephone Corporation, or NTT, the holding company of NTT group. NTT group constitutes one of the world’s largest telephone operators. NTT was incorporated as a limited liability, joint stock corporation in April 1985. Prior to that time, NTT was a government-owned corporation. Wireless telecommunications operations were initially conducted by a division within NTT. When NTT was privatized, the NTT Law, which was passed in connection with the privatization, provided for governmental review within five years to determine whether the NTT Law had been successfully implemented and what further changes were necessary. Based on such review, the Ministry of Posts and Telecommunications, or MPT (currently the Ministry of Public Management, Home Affairs, Posts and Telecommunications), directed NTT to separate its wireless telecommunications businesses from the rest of NTT in order to promote fair and effective competition. With a view to providing better services to its customers and enhancing the interests of its shareholders, the management of NTT also decided that such separation was desirable.

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

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2004. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. With the exception of some affiliates for which shares are held through dedicated holding companies, the percentages in parenthesis represent our direct holdings in these subsidiaries and affiliates.

(1)	These service subsidiaries provide operational services, such as engineering and support services, to NTT DoCoMo, Inc.
(2)	These DoCoMo regional subsidiaries provide wireless services in respective geographical regions in Japan, other than the region in which NTT DoCoMo, Inc. itself provides such services.
(3)	These indirect service subsidiaries provide operational services, such as engineering and other services, to the respective DoCoMo regional subsidiaries which wholly own them.
(4)	DoCoMo and its eight DoCoMo regional subsidiaries together own 92.0% of this company.
(5)	Mobimagic is to be liquidated by the end of fiscal 2004.
(6)	NTT DoCoMo Telecomunicações do Brasil Ltda. is to be liquidated by November 2004.
(7)	Trinotes is to be liquidated by the end of fiscal 2004.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.B. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview.

Overview

We are Japan’s leading wireless telecommunications services provider and one of the largest cellular telephone service operators in the world as measured by total number of cellular subscribers with an aggregate cellular subscriber base of approximately 45.9 million and an estimated domestic market share of 56.3% as of March 31, 2004. We offer a range of high-quality, high-mobility telecommunications services such as third generation, or 3G, and second generation, or 2G, cellular services, Personal Handyphone System, or PHS services, and other specialized wireless telecommunications services, including Quickcast services (paging services) and satellite mobile communications services.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For the year ended March 31, 2004, we had operating revenues of ¥5,048,065 million and operating income of ¥1,102,918 million, representing an operating margin of 21.8%. Our net income was ¥650,007 million which was equivalent to net income per share of ¥13,099. Our balance sheet had total debt as of March 31, 2004, of ¥1,091,596 million, representing 17.4% of our total assets. As a result of this profile, our management believes we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our third generation, or 3G, services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2004, 41.1 million cellular subscribers had signed up for i-mode services, a 8.8% increase from the 37.8 million subscribers as of March 31, 2003. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 800 MHz and 2GHz networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers the freedom to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more, significantly increasing data revenue, expanding our market share, increasing the number of subscribers, creating new sources of income and strengthening our brand image.

We have also introduced other services to promote and capture the increasing demand for mobile multimedia services. These include services that allow Internet access through the combination of a cellular phone and a notebook computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location-based pinpointing services through the global positioning system, or GPS, and cellular network. We are also promoting wireless data communication and have released products such as PDAs and card type wireless Internet access devices which are used for notebook PCs and PDAs. In addition to expanding the market for person-to-person communications such as i-mode, we are creating a market for ubiquitous machine-to-machine communications such as remote monitoring of vending machines. We are promoting the use of videophones as a communication tool and other applications and services which integrate cellular services into users daily lives through the use of external interfaces such as IrDA and QR code. (QR Code is a two-dimensional code for expressing vertical and horizontal alphanumeric character, Japanese characters, images, etc.)

We also offer our voice communication services on our nationwide 2G network, which is currently our primary network, and our growing 3G network. Our 2G network covers essentially all of the population of Japan (we calculate population coverage ratios by dividing the population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total population in Japan). We are concentrating on extending our 3G network into new areas such as subway stations and high-rise buildings as well as strengthening and expanding our coverage in high-volume traffic areas, such as those with dense population.

Our 2G network is based on the Personal Digital Cellular, or PDC, telecommunications system. PDC is a Time Division Multiple Access, or TDMA, based system that supports both voice and data communications and a full range of supplementary services including, among others, call waiting, voice mail, three-party calling and call forwarding. Voice transmissions on our 2G network are offered at 11.2 kbps, although we conserve spectrum by using a half-rate transmission speed (5.6 kbps) at congested times. We provide circuit switching data transmission at 9.6 kbps. We also use a version of PDC that we refer to as PDC-P for our packet-switched network. PDC-P allows data transmission at up to 28.8 kbps for our “DoPa” packet transmission and i-mode services.

We also offer voice services on our PHS network. However, we are promoting PHS services focusing on data communication services. Among them, we are mainly enhancing @Freed. The number of PHS subscribers decreased from 1.7 million in March 2003 to 1.6 million as of March 31, 2004.

However, 2G networks and systems, such as our 2G PDC, PDC-P and PHS networks, do not allow wireless operators to fully exploit the potential demand for mobile multimedia. Accordingly, we introduced a third generation, or 3G, network and system on a fully commercial basis in October 2001. We believe the introduction of 3G services will mark the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile phone handsets and other communication devices. We developed and are basing our 3G system on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with the global standardization efforts of the International Telecommunications Union, or ITU, known as IMT-2000. For a discussion of the IMT-2000 standardization efforts and the status of 3G development and deployment, please see “DoCoMo Networks- IMT-2000 Standardization Efforts” in this Item 4.B.

Our 3G system provides excellent sound quality, circuit switched data services (at 64 kbps) and high-speed packet communication services (at up to 384 kbps), and serves as a platform for FOMA i-mode services. As of March 31, 2004, we had approximately 3.05 million subscribers to our FOMA services, an approximately 823% increase from the approximately 330,000 subscribers as of March 31, 2003. Our FOMA population coverage was approximately 99% of Japan as of the end of March 2004 including almost all cities in Japan.

We have been aggressively pursuing a global strategy aimed at promoting the widespread adoption of W-CDMA technology as a platform for 3G wireless telecommunications systems and services and achieving rapid and extensive deployment of mobile multimedia services. One of the primary objectives of our global strategy is to increase our corporate value through overseas investments and alliances. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by:

•	assisting our partners in developing W-CDMA as their 3G communications platform;

•	capturing overseas growth opportunities through the development of mobile multimedia services and the promotion of wireless Internet access services; and

•	increasing our competitiveness through contents sharing and joint procurement with strategic partners.

To achieve our objectives, we took minority stakes in a number of international wireless operators, including AT&T Wireless Services, Inc., or AT&T Wireless, KPN Mobile N.V., or KPN Mobile, Hutchison 3G UK Holdings Ltd., or Hutchison 3G UK, Far EasTone Telecommunications Co., Ltd., or Far EasTone, and Hutchison Telephone Company Limited, or Hutchison Telephone. Hutchison 3G UK launched 3G service based on W-CDMA in March 2003 in the United Kingdom followed by Hutchison 3G HK Holdings Ltd., or Hutchison 3G HK in January 2004 in Hong Kong. Far EasTone is planning to launch 3G service in 2004. Other operators in which we have taken minority stakes also plan to adopt W-CDMA for their respective 3G services and will collaborate with us in introducing mobile multimedia services. Through these alliances, we have established a foothold in most of the major wireless markets of the world. In North America, AT&T Wireless is preparing to launch their 3G services based on W-CDMA technology in four cities in the summer of 2004. In Europe, through KPN Mobile and Hutchison 3G UK, we have begun to introduce our technology in Germany, the Netherlands, Belgium and the United Kingdom. In Asia, through investments in KG Telecom and Hutchison Telephone, we have established a foothold for the delivery of our technology and services in Taiwan and Hong Kong. Our strategic partners are not limited to telecommunication companies, as we jointly invested in Mobile Innovation Company Limited, in Thailand with Loxley Public Company Limited in April 2004. We will continue to seek opportunities in fields related to mobile telecommunication to further strengthen our business.

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

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution and after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2004, included approximately 1,270 DoCoMo Shops (which exclusively offer our products and services), approximately 700 primary agents and approximately 75,000 general agents, and also 66 DoCoMo branches and sales offices.

We recognize that support for building environment-friendly social systems is an important management issue facing our company. To that end, at almost all levels of the group, we have earned ISO14001 certification, which is a set of international standards for environmental management and inspection. At the same time, we seek to alleviate the burden on environment by procuring and purchasing environment-friendly products and materials, collecting and recycling used mobile phone handsets and accessories and saving paper resources by offering a paperless “e-billing service”. In addition, we are also actively engaged in forestation campaigns through our “DoCoMo Woods” program.

Our Services

We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. While our primary service continues to be our cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode, and our 3G services called “FOMA”, which stands for Freedom of Mobile Multimedia Access as well as continuing to offer PHS and other services.

Cellular Services

The primary focus of our business is our cellular services. For fiscal 2003, our cellular services, which include cellular phone service and satellite mobile communications service, accounted for approximately 85.9% of our consolidated operating revenues, the vast majority of which is attributable to cellular services. We offer mova service, on our 2G network, compatible to voice and data communication. We also offer FOMA service, on our 3G network, with voice and high-speed data communication which is compatible to various functions such as Videophone and, i-motion mail.

Cellular (mova) Services

We offer cellular voice services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily the Tokyo, Osaka and Nagoya areas and certain neighboring areas. The nationwide 800 MHz network and the 1.5 GHz network are our 2G networks.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, call forwarding, caller I.D., call waiting and three-way calling. In September 2003, we began offering “Melody Call”, a service that allows users to replace their ringback tones with their choice of music that callers can hear while waiting. We also began “MOBACHEMAIL”, a service that enables users of i-mode services to send gift checks, with attached messages, that can be applied to recipients’ monthly phone bills, in December 2003.

Cellular (FOMA) Services

FOMA services are our third generation of wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our users. We believe that the successful development and expansion of FOMA is one of the most important challenges facing our company in the fiscal year ending March 31, 2005. In the year ended March 31, 2004, we saw significant growth in FOMA with over 3 million subscribers. Over the coming years, we expect a continued shift in our subscriber base from mova services to FOMA services.

We began offering FOMA services on an introductory basis in May 2001 and on a fully commercial basis in October 2001. The introductory service area was confined to Tokyo’s 23 wards and limited areas in Yokohama and Kawasaki. The fully commercial service was launched in the Tokyo metropolitan area, including Yokohama and Kawasaki, in an area within approximately a 30-km radius of central Tokyo. We have continued to expand the coverage while improving the service quality within the area where FOMA service has already been made available. As a result of coverage expansion efforts, the FOMA population coverage ratio was 99% as of March 31, 2004, including almost all cities in Japan.

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

In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at a speed up to 384 Kbps. In May 2002, we launched trial service of “V-Live which enables FOMA users access to streaming video live and archived video, with contents including music, sports, news, animation, and tourist information, and began commercial service in May 2003. In addition, in October 2002, we launched “M-Stage Visual Net” service, which enables a maximum of eight people to participate in a mobile videoconference using the videophone function of FOMA. In January 2003, we launched our i-motion mail service which enables users of new FOMA handsets to attach video messages to an e-mail.

In July 2002, we launched our dual network service to allow our FOMA subscribers to switch between the FOMA and the PDC network using a single phone number. In June 2003, we launched an international roaming service for FOMA called “WORLD WING” which allows FOMA subscribers traveling abroad to make and receive calls from their regular FOMA phone numbers by inserting the FOMA UIM chip that comes with their FOMA handset into a GSM handset. As of March 31, 2004, this service is available in 94 countries and regions. Hutchison 3G UK launched 3G services based on W-CDMA technology in March 2003 in the United Kingdom, and Hutchison 3G HK also launched 3G services in January 2004 in Hong Kong. FOMA users are now able to make videophone calls via our 3G networks to H3G UK users, since October 2003, and H3G HK users, since February 2004.

i-mode

i-mode services are wireless Internet access services based on a data communications system that organizes data into bundles called packets prior to transmission. Our i-mode handsets allow subscribers to send and receive data through our i-mode server to and from the Internet while also providing users with the full range of cellular voice services. i-mode is an optional service available to mova subscribers offered on our nationwide 2G 800 MHz network and to FOMA subscribers offered on our 3G network which allows users to send and receive e-mail, access online services such as banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all cellular handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service. We introduced i-mode to take advantage of the growth in demand for data transmission services. The introduction of i-mode services encouraged our cellular phone users to use data transmission more and thereby changed the way cellular phones are used in Japan.

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

From the i-mode handset, information is transmitted to a packet network. mova i-mode is based on the PDC mobile packet communication system and uses the same packet network as our packet communication service, which is called “DoPa.” The packet network acts as a relay station between the handset and the i-mode server.

The i-mode server functions as the gateway between our network and the Internet. The function of the i-mode server is data distribution, e-mail transmission and storage, i-mode customer management, content provider management and information charging. The i-mode server is also connected to certain banks and information providers either by dedicated lines or through the Internet.

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and voluntary web sites. In February 1999, when i-mode services were introduced, i-mode users had access to 67 content providers, but voluntary web sites had not been introduced. However, since then, the number of content providers has rapidly increased. As of March 31, 2004, there were approximately 4,100 DoCoMo i-mode portal menu sites and approximately 75,000 voluntary web sites.

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

We plan to continue to add attractive i-mode services. To broaden the capabilities of i-mode, and in cooperation with Sun Microsystems, we introduced in January 2001 a new series of i-mode handsets with Java that enables users, through their handsets alone, to run programs and play games, and SSL capabilities that enable users to access advanced intranets and other information. We have introduced i-appli services and content specifically for our Java based handsets, and have introduced and are expanding our English-language content.

In June 2002, we introduced “i-shot” service for our mova services, which allows users to transmit digital still images taken with mobile phones that feature built-in digital cameras. Users can send images through our nationwide circuit switch network, which provides a more economical means of transmitting large amounts of data compared to a packet network. There is no subscriber fee for i-shot service. Users pay a per transmission charge, which depends on the size of the data being sent and other conditions. Photos sent via i-shot cost ¥10 or more, and i-mode users will pay ¥3 to ¥4 per URL received and approximately ¥18 to ¥23 per downloaded smaller size photo.

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

We have begun a new person-to-machine communications service using i-mode which we call “Cmode.” Together with Coca-Cola (Japan) Co., Ltd., and Itochu Corp., in September 2001, we launched a 17-week trial in the Shibuya area of Tokyo of Cmode, a unique consumer service employing cutting-edge computer software that transforms soft drink vending machines into information stations and services terminals. The specially developed Coca-Cola vending machines have embedded computers and are linked to our i-mode service to allow i-mode users to purchase soft drinks and earn prizes. The specially developed Coca-Cola vending machines are equipped with video displays, printers, sensors, and speakers. Cmode members can accumulate user points that can be exchanged for soft drinks or for a variety of Cmode services that are available through i-mode. In April 2002, Cmode vending machine operations were expanded to other parts of Japan, and by March 31, 2004, we have installed 1,300 units across Japan.

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

In June 2003, Telefónica Móviles España S.A. introduced i-mode to the Spanish market under its mobile Internet service “e-mocion”. This was followed in November 2003 by the introduction of i-mode to the Italian market by Wind Telecommunicazioni S.p.A. That same month, we entered into an exclusive strategic partnership with COSMOTE Mobile Communicatoins S.A., the leading mobile operator in Greece to provide for the launch of i-mode service preceding the Athens 2004 Olympic Games. In January 2004, i-mode subscribers outside Japan surpassed 2 million, including subscribers in the Netherlands, Germany, France, Belgium, Spain, Italy and Taiwan.

In June 2003, in cooperation with Visa International and Nippon Shinpan, we began offering credit card payment services on a trial basis at various merchants in Tokyo, using i-mode enabled handsets equipped with IrMC infrared transmission ports in order to allow payment of credit card bills using 504i and 504iS series mobile phones. A full commercial launch of this credit card payment service with other major credit card companies is targeted for July 2004.

In February 2004, we started offering “i-mode My Box” services, which we had been offering on a trial basis since June 2003. The service allows users to access customized information provided by My Box information providers who have registered for this service via the “My Box” site on the top page of the “i Menu” portal.

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

Cellular Subscribers

Our number of subscribers including mova and FOMA subscribers has grown by approximately 2.1 million to approximately 45.9 million as of March 31, 2004, which represents a market share of 56.3%, a 1.7% market share decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

As a result of favorable sales for FOMA handsets, such as video phone compatible 2102V series and 900i series handsets, that have been made available since February 2004, FOMA subscribers as of March 31, 2004, totaled approximately 3.05 million, a significant increase from approximately 330,000 as of March 31, 2003. Minutes of usage per FOMA subscriber for the year ended March 31, 2004, totaled 219 minutes.

Subscriber growth for i-mode services was remarkable for the first three years following its introduction in February 1999, and subscriber growth has continued through the most recent fiscal year. As of March 31, 2004, we had over 41.0 million i-mode subscribers; as of March 31, 2003, we had over 37.8 million i-mode subscribers; as of March 31, 2002, we had over 32.2 million i-mode subscribers; as of March 31, 2001, we had 21.7 million i-mode subscribers; and as of March 31, 2000, we had 5.6 million subscribers.

	Year ended March 31,
	2002	2003	2004
	(in thousands)
DoCoMo cellular subscribers	40,783	43,861	45,927
mova subscribers	40,694	43,531	42,882
FOMA subscribers	89	330	3,045
i-mode subscribers	32,156	37,758	41,077
i-mode subscribers(mova)	32,075	37,456	38,080
i-mode subscribers(FOMA)	81	303	2,997
DoCoMo estimated market share of total subscribers	59.0%	58.0%	56.3%
DoCoMo subscriber growth rate	13.2%	7.5%	4.7%
DoCoMo average monthly churn rate (1)	1.17%	1.23%	1.21%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscriber base. Our measurement of churn rates include voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the cellular subscribers*from April to March.
*	subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

In this annual report we have changed the method by which we calculate our churn rate. In previous reports, we calculated our average monthly churn rate by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by the sum of the total number of cellular subscribers at the end of each month in the twelve-month period beginning with the last month of the preceding fiscal year.

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

One of our basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. Prepaid amounts are first allocated to voice minutes. To the extent that voice minutes do not exhaust the prepaid amount, it is then credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amount will not change even after the discounts are applied to monthly charges.

Revenues and Tariffs for Cellular (mova) Services

The monthly plan charge of our basic billing plan for mova service is currently ¥4,500 (which includes ¥600 worth of prepaid usage) although we have a variety of different plans at varying rates. Under our basic plan, calls made to fixed line phones during the daytime on a weekday within Tokyo cost approximately ¥30 per minute.

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

In November 2003, we commenced a new billing service that automatically carries over any unused monthly dialing and packet communication allowances for up to two months. The rollover plan, called “Nikagetsu Kurikoshi”, applies to all mova and FOMA subscribers, including those using other discount services.

Effective from April 1, 2004, we increased the discount rate for our Family Discount. The revised discount rates for fixed monthly charges and communication charges between family members are 25% (up 5%) and 30% (up 10%), respectively.

We believe that our variety of plans, prices and discounts have helped us to remain competitive in retaining existing subscribers and attracting new subscribers. We will initiate rate reductions if we believe that it will cause an increase in usage among existing subscribers or increased new subscribers.

Revenues and Tariffs for Cellular (FOMA) Services

The charge for FOMA voice services is similar to our other cellular voice services (¥13.0 per 30 seconds for calls to land line phones within the DoCoMo business area during the day time in the case of our mid-range billing plan entitled “FOMA Plan 67”). Charges for 64 kbps circuit switched data service, such as for video phones services are approximately 1.8 times that of standard voice charges. The fee structure for packet communication services is based on the volume of data transmitted and varies between ¥0.02 per packet to ¥0.2 per packet, depending on which plan users choose.

In March 2004, we announced a new unlimited access plan for users of our FOMA i-mode service. Beginning June 1, 2004, subscribers to the basic plans FOMA Plan 67, FOMA Plan 100 and FOMA Plan 150 are eligible to subscribe to the Pake-Houdai plan which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly rate of ¥3,900. The plan does not cover other packet transmissions, such as browsing the web via devices connected to a 3G handset. We believe this flat pricing model adds value for our users and more importantly encourages expanded use of i-mode by freeing customers from concerns about their monthly bill. Additionally, our ¥3,900 per month rate offers us a competitive advantage relative to KDDI’s EZ Flat plan, a similar flat rate monthly plan for packet transmissions available to their subscribers for ¥4,200 per month.

In March 2004, we also announced the revision of three FOMA Packet Packs beginning May 1, 2004. These new plans introduced more affordable plans for all subscribers to our FOMA basic monthly plans. These new plans offer up to 50% discounts over the previous fees paid to receive per-packet rates.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data is transmitted. The basic charge for mova i-mode users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥4. Passengers can check airline seat availability for as little as ¥40. For new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons. mova i-mode users pay us a ¥150 monthly charge plus a ¥150 per month i-mode usage charge in addition to the standard monthly charge for voice service. The monthly i-mode usage fee for FOMA is ¥150 per month, and the transmission charge for FOMA i-mode users varies between ¥0.02 and ¥0.2 per packet, depending on which billing plan users choose.

There are also additional information charges payable to content providers when subscribers use certain i-mode sites. For example, access to Nikkei News service costs ¥300 per month and access to Tenki Plus, which provides weather information, costs ¥100 per month. We bill subscribers for content provider fees, and receive from the providers a commission of 9% of the information charges for our billing and collection services. Revenues from these information charges for fiscal 2003, 2002, 2001, 2000 and 1999, which consist only of the commission, were ¥12.2 billion, ¥10.4 billion, ¥7.6 billion, ¥3.1 billion and ¥200 million, respectively.

In August 2001, we began offering mova i-mode users free data transmission up to 400 packets per month, which caused mova i-mode revenue to decrease by approximately ¥30 billion in fiscal 2001, and by ¥42 billion yen in fiscal 2002. In September 2002, we began offering 33% discounts to heavy packet users for their packet use above ¥30,000 per month.

Cellular System Usage

Until fiscal 2000, the average minutes of usage, or MOU, per cellular (mova) subscriber had been steadily increasing. MOU(mova) decreased year-on-year to 158 minutes per month for fiscal 2003 from 168 minutes for fiscal 2002 and 178 minutes for fiscal 2001. Aggregate average monthly revenues per unit (mova), or ARPU, decreased to ¥7,830 in fiscal 2003 from ¥8,140 in the prior year.

The primary reason that aggregate ARPU (mova) has remained relatively steady from fiscal 2002 through fiscal 2004 is that the continuing but slowing growth of i-mode subscribers and i-mode usage has resulted in increasing i-mode ARPU (mova) rates, although the rate of increase has slowed considerably. This increase in i-mode ARPU (mova) has partially offset the effects of declines in voice ARPU (mova) that have resulted primarily from reductions in tariffs, including basic plan charges and per minute tariffs, over the past several years. Other factors that have contributed to the voice ARPU (mova) decline include increased penetration rates and a corresponding increase in the proportion of low usage subscribers and the increase in the number of free minutes we offer in connection with our various discount plans.

Aggregate ARPU (FOMA) for the year ended March 31, 2004 increased to ¥10,280 from ¥7,740 in the prior year. This reflected a significant increase in voice ARPU, from ¥5,050 in the year ended March 31, 2003 to ¥6,900 in the year ended March 31, 2004 with MOU increasing mainly due to network coverage expansion. For the same years, packet ARPU (FOMA) also increased from ¥2,690 to ¥3,380.

The following table sets forth selected information concerning monthly minutes of usage, or MOU, per subscriber and average monthly revenue per unit, or ARPU, data :

	Year ended March 31
	2003	2004
Total average monthly minutes (MOU) per subscriber (FOMA+mova)	167	159

Aggregate ARPU (FOMA+mova)	¥8,130	¥7,890
Voice ARPU (FOMA+mova)	6,380	5,920
Packet ARPU (FOMA+mova)	1,750	1,970
i-mode ARPU (FOMA+mova)	1,750	1,970
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,240

ARPU	(Average monthly revenue per unit)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

MOU (Minutes of Usage)

Average communication time per one month per one user.

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova) )

ARPU generated purely from i-mode (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

    FY Results : Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

	Year ended March 31
	2002	2003	2004
Total average monthly minutes (MOU) per subscriber (mova)	178	168	158

Aggregate ARPU (mova)	¥8,470	¥8,140	¥7,830
Voice ARPU (mova)	6,930	6,390	5,890
i-mode ARPU (mova)	1,540	1,750	1,940
ARPU generated purely from i-mode (mova)	2,150	2,140	2,200

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results : Sum of the number of subscribers* for each month from April to March

* subscribers = (number of subscribers at the end of previous month + number of subscriber at the end of current month) / 2

In this annual report, we have changed the method by which we calculate the number of active subscribers used in calculating our ARPU (mova, i-mode (mova), generated purely from i-mode (mova)), and MOU (mova) figures. In previous reports, we calculated the number of active subscribers used in ARPU/MOU calculations as follows:

FY Results : {( No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year) / 2} x 12 months

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding FOMA service:

	Year ended March 31
	2002	2003	2004
Total average monthly minutes (MOU) per subscriber (FOMA)	—	109	219

Aggregate ARPU (FOMA)	¥8,750	¥7,740	¥10,280
Voice ARPU (FOMA)	—	5,050	6,900
Packet ARPU (FOMA)	—	2,690	3,380
i-mode ARPU (FOMA)	—	2,120	3,240
ARPU generated purely from i-mode (FOMA)	—	2,340	3,330

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

No. of active subscribers used in ARPU/MOU calculations are as follows:

    FY Results : Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

Currently, we are emphasizing increasing monthly voice ARPU and are focusing on retaining and increasing the number of core customers, increasing our overall usage, and increasing data transmission volume, particularly i-mode transmissions. We believe that these new services will contribute to increased data transmissions.

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

i-mode ARPU(mova) increased significantly in the first three years following the introduction of i-mode services(mova). For the year ended March 31, 2003, however, ARPU generated per purely from i-mode (mova) was approximately ¥2,140 compared to ¥2,150 for the year ended March 31, 2002. This decrease was due to primarily to the discounts related to free packet usage to compensate for receipt of unsolicited bulk e-mail, allowing users to view the “i-menu” table of contents page without charge and discounts for heavy packet users introduced in the fiscal years ended March 31, 2003 and 2002. For the year ended March 31, 2004, however, i-mode ARPU (FOMA+mova) were ¥1,970, showing growth compared to ¥1,750 in the year ended March 31, 2003.

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

We took over the operations of these PHS services beginning on December 1, 1998. Since taking over PHS operations in December 1998, we have adopted the following strategies for PHS in order to improve its performance:

•	Improve the existing PHS network coverage by raising the height of the PHS base station antennas, thereby widening the coverage area and reducing the relatively high level of dropped calls;

•	Market the data transmission capability of the PHS system, which is better than that of our 2G cellular system;

•	Promote new services for mobile multimedia, such as 64 kbps transmission services and e-mail;

•	Provide price reductions and family discounts to subscribers who also subscribe to our other services, such as cellular services;

•	Promote dual mode handsets which allow the same handset to be used for cellular and PHS services;

•	Develop platform ASP business and business LAN connections;

•	Introduce the “P-in” series data communication card, which allows users to conduct wireless data transmission through PCs and PDAs; and

•	Provide fixed price service.

While promoting these strategies focusing on data communication services, we will continue to make further efforts to decrease costs by utilizing our facilities more efficiently.

PHS Subscribers

At the end of fiscal 1995, the NTT Personal Group had approximately 0.4 million subscribers. Initially, with the rapid expansion of service areas, the price decline of handsets and reduction of billing rates, the number of NTT Personal Group PHS subscribers reached approximately 2.1 million in September 1997. From September 1997 to March 31, 2000, PHS subscribers declined to approximately 1.4 million. PHS subscribers increased to approximately 1.9 million as of March 31, 2002, but fell to approximately 1.7 million as of March 31, 2003 and 1.6 million as of March 31, 2004.

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

In April 2004, we started offering a data compression service called “Net Highway”, in order to increase the efficiency of Internet access and e-mail transmission for improved customer satisfaction.

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

Other Mobile Multimedia Services

We have focused extensively on our initiative to develop the mobile multimedia and data communications markets. As part of these efforts, we have been offering a wide variety of data services such as packet communications at speeds up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communications at speeds up to 384 Kbps on FOMA. Our client authentication service ensures a highly secure individual authentication to suit a variety of users of the mobile Internet.

DoPa, our packet communication service, is a driving force behind our strategy of broadening the scope of mobile communications. DoPa is used mainly in person-to-machine and machine-to-machine communications. Fees are charged according to the volume of data transmitted and received. DoPa makes the direct exchange of data possible between terminals in a wireless environment and between a terminal and an office LAN via a dedicated lease line or an ISDN connection. DoPa helps boost network efficiency and lower communication costs because it does not require an exclusive radio channel for each user. DoPa is compatible with Internet protocols such as TCP/IP and enables remote LAN and e-mail access.

“Doco-desu-Car?” is an example of machine-to-machine communications. Doco-desu-Car? is a service for corporate users which allows companies to locate the position of their vehicles and to manage the allocation of a vehicle fleet.

In December 2003, we began development of our DoPa Ubiquitous Module, which will increase machine-to-machine communication services as part of our endeavor to promote mobile multimedia services. By embedding these modules, we expect a broad range of uses such as an efficient automobile fleet management system, a wireless credit card transaction system, and a system which enables a vending machine to automatically detect and notify the amount of its inventory to a service center.

In response to a diversity of customer service needs, we have released various handsets, such as Pocket PC2002-embedded PDA called “musea”, Windows CE.NET- embedded PDA with a full key board called “sigmarion III”, “Posiseek R”, “F661i”, and “F505i GPS” handset compatible with a GPS-based positioning service, “DLP service, which is for corporate users and information providers, and a videophone-compatible PHS handset, “Lookwalk P751v”.

In the area of content distribution services, we offer “M - Stage” which enables users to utilize our video distribution service, digital book distribution service and a host of rich mobile multimedia contents such as news, banking services, transportation information, and maps. We also provide corporate users with applications such as groupware which enables sales representatives outside the office to confirm their customer data and contact details by remotely accessing their corporate servers. The service can be used by a broad range of user groups for their respective purposes. While we previously offered “M-Stage visual” on dedicated terminals, we discontinued the service on March 31, 2004 and focus on other video distribution services such as “M-Stage V-Live” and “i-motion” to broaden use on general FOMA handsets. Similarly, we terminated the “location information service (mopera location information service)” on March 31, 2004 because our “i area” and GPS handset-based services were becoming mainstream in offering self-location information services. Furthermore, we will discontinue providing “M-Stage music” on September 30, 2004 because various kinds of music distribution services are available now and we offer music distribution services such as “Melody Call” and “Chaku motion”. Users can access these services via the M-Stage portal using a notebook PC or a PDA attached to our PDC, PHS, FOMA, or DoPa service handsets.

In May 2003, we launched an on-line payment service called “DoCommerce”, which enables mova and FOMA i-mode users to use their SSL-compatible handsets to shop on the i-mode sites operated by DoCommerce merchants. Users can make a payment or charge on their credit cards by simply entering their user passwords. DoCommerce also offers an “account aggregation” feature which enables users to simultaneously check the balances of two or more bank accounts or the credit card charges via a single password using their i-mode handsets. In addition, payment at a convenience store using a QR code has been available since August 2003. While the usage of the mobile Internet has spread widely, high security in individual authentication has become important. In order to address this, we introduced a client authentication service called “FirstPass” in July 2003, enabling FOMA users to reduce the risk of identity theft and safely use the mobile Internet.

In July 2002, we launched a public wireless LAN service called “Mzone”. Customers who are in the service areas are able to send and receive data at high-speeds with their notebook PCs or PDAs. Based on our market research, we enhanced our Mzone services during fiscal 2003 in response to user needs. Such efforts include offering a “one-day usage plan” and a roaming arrangement with NTT-BP which has extensive service areas, mainly in railway stations. There were 254 Mzone service areas as of March 31, 2004, and we plan to further expand the coverage in the future according to the needs of our customers. In cooperation with SingTel Mobile, from April to June 2004, we conducted a trial to test international wireless LAN roaming service for users of Mzone and SingTel’s “Outdoor Wireless Surf” LAN services. Based on the results of this trial, we are hoping to expand the Mzone service to include international roaming capability.

In December 2003, we launched a trial using mova N504iC and SO504iC mobile phones equipped with FeliCa contactless IC chip technology developed by Sony Corporation. Participants in the trial are able to use their phones in transactions with 27 different service providers in fields such as banking, convenience stores, television broadcasting, game software and retail ticketing. In these transactions, the phones perform electronic money, personal identification and other functions.

In January 2004, we launched our “Business mopera Access Pro” service for major enterprises in addition to our “FOMA Packet Lease Circuit Connection” and “XWave” services. Business mopera Access Pro provides highly secure access to enterprise LAN through closed network from remote terminals, such as laptops and PDAs. This service enables an enterprise to access via various types of wireless networks, including mova, PHS, and FOMA, with a single leased line subscription. Going forward, we will promote the introduction of mobile systems for enterprises and focus on providing mobile solutions.

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

Quickcast Subscribers

We had approximately 0.46 million Quickcast subscribers as of March 31, 2004, representing a 24.4% decrease from 0.6 million as of March 31, 2003, and a 44.7% decrease from 0.8 million subscribers as of March 31, 2002. The number of Quickcast subscribers has been declining consistently since fiscal 1996. We believe that the decrease in our subscriber base is attributable to a number of factors, including increased penetration and lower prices of cellular and other mobile communication services and increased services offered by cellular and PHS providers that are similar to those typically offered by paging companies. With the market size still contracting, from January 2003, we ceased accepting applications for some less frequently used optional services and unified fee plans for new acceptances. On March 31, 2004, we terminated the “Infochannel” service, a Quickcast information distribution service. On June 30, 2004, we will cease accepting applications for Quickcast service, and we are considering termination of this service depending on continuing demand.

Satellite Mobile Communications Services

We provide satellite mobile communications services integrated with terrestrial cellular services for communications in case of emergencies, in mountainous areas and aboard ships. The service area covers the territory of Japan and its surrounding waters up to 200 nautical miles from the mainland. The satellite mobile communications network uses three N-STAR communications satellites, N-STARa, N-STARb and N-STARc. N-STARa and N-STARb were owned jointly by us and JSAT Corporation until August 2003. At that time, we transferred our interests in N-STARa and N-STARb to JSAT and acquired 4,749 shares of JSAT common stock. We also began leasing the satellites from JSAT. In September 2002, we commenced the operation of a new communications satellite, “N-STARc”, to maintain the reliability of our system. We had approximately 31,000 subscribers to this service as of March 31, 2004. Furthermore, a variety of mobile computing applications, such as sending data and faxes are offered using high-speed data transmission capacity (64 kbps downlink and 4.8 kbps uplink).

In-Flight Telephone Services

We had provided in-flight voice communication services that could be used for unrestricted in-flight communications between aircraft and the ground in Japan. However, with the aging of the analog facilities and the lower level of service usage without much improvement in demand expected, we terminated this service on March 31, 2004.

International Dialing Services and International Roaming Services

In May 2002, in order to increase use of our international dialing service “WORLD CALL”, we introduced a service by which our subscribers can use WORLD CALL without having to first apply for this service. In October 2003, we enabled third-generation FOMA videophones to make international videophone calls and 64kbps transmissions to the United Kingdom in cooperation with Hutchison 3G UK. In February 2004, we added Hong Kong to World Call videophone calls and 64kbps data service. In June 2003, we also launched “WORLD WING”, an international roaming service for FOMA subscribers and added a new service called WORLD WALKER-PLUS, which has the similar geographical coverage with WORLD WING, to supplement WORLD WALKER for mova subscribers. By the addition of such new services, subscribers to our international roaming service WORLD WALKER increased to approximately 107,000 as of March 31, 2004, a 25.9% increase from March 31, 2003. WORLD WING service has more than 33,000 subscribers.

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

In December 2002, we amended the Investor Agreement. Pursuant to the amended Investor Agreement, AT&T Wireless is preparing to launch 3G services based on W-CDMA in four markets in the United States, San Francisco, San Diego, Seattle and Dallas, or certain other specified substitute markets, in the summer of 2004.

On February 17, 2004, Cingular Wireless LLC, a joint venture between SBC Communications Inc. and BellSouth Corp. announced an agreement to acquire AT&T Wireless. Before the announcement of the acquisition agreement we were requested to submit an acquisition proposal by AT&T Wireless, but our board decided not to make an acquisition proposal to AT&T Wireless.

Under the terms of the agreement approved by the boards of directors of Cingular Wireless and AT&T Wireless, shareholders of AT&T Wireless, including us, will receive $15 cash per common share or approximately $41 billion. On May 19, 2004, at AT&T Wireless’ 2004 Annual Shareholders Meeting, shareholders of AT&T Wireless approved the company’s merger agreement with Cingular Wireless. The acquisition, which is subject to the approvals of U.S. federal regulatory authorities, and to other customary closing conditions, is expected to be completed before the end of 2004.

If the merger is completed as expected, AT&T Wireless will be released from its obligations under our Investor Agreement with them pursuant to which they are required to launch services based on W-CDMA in selected U.S. cities prior to December 31, 2004. These obligations enable us to require repurchase of our stock by AT&T Wireless at its original purchase price, plus interest, if they fail to meet the requirements. Pursuant to its merger agreement with Cingular, AT&T wireless has agreed to use reasonable efforts to meet its obligation to launch the specified 3G services prior to December 31, 2004.

Following the merger, we will generally be bound by our non-competition commitments for one year.

KPN Mobile N.V.

In July 2000, we signed a subscription agreement to invest approximately €4 billion (approximately ¥407 billion at the date of investment) for a 15% voting interest in KPN Mobile N.V. for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe. We also entered into a shareholders agreement and a registration rights agreement in connection with this investment. KPN Mobile provides services in the Netherlands, Belgium and Germany.

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

KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to begin the progressive commercial launch of services over the UMTS network in 2004.

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

In May 2004, we announced a Sale and Purchase Agreement to sell our entire 20% shareholding in Hutchison 3G UK Holdings Limited to Hutchison Whampoa Limited for a total consideration of £120 million.

Under the terms of the Agreement, we will receive payment in three installments either in cash, or subject to the listing of Hutchison Telecommunications International Limited, a subsidiary company of Hutchison Whampoa Limited that has applied for a listing on the Stock Exchange of Hong Kong, in shares of Hutchison Telecommunications International Limited. The third and final installment will be made in December 2006. Our right to receive £120 million as of the time of completion of the transaction in February 2007 is secured by the Sale and Purchase Agreement. We will continue to receive any dividends that are declared and payable by Hutchison 3G UK Holdings Limited until the transfer of the shares is completed, and neither we nor Hutchison Whampoa Limited will exercise any voting rights in respect of the sale shares. As part of the agreement, a £200 million shareholder loan we provided to Hutchison 3G UK Holdings Limited in May 2003 was transferred for value and interest in the sum of approximately £6.4 million, to Hutchison Europe Telecommunications S.à r.l., a Hutchison Whampoa Limited subsidiary company. We have no further financial commitments to Hutchison 3G UK Holdings Limited.

KG Telecommunications Co., Ltd./Far EasTone Telecommunications Co., Ltd.

In November 2000, we agreed to invest approximately NT$17.1 billion (approximately ¥61 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, we aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October, 2003, we agreed to a plan by KG Telecom to enter into a Purchase Agreement with Far EasTone Telecommunications Co., Ltd., Taiwan’s third largest mobile operator. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, we became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash.

At that time, we also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. Currently we are working with Far EasTone to maximize the synergy effects of the 3G platform, international roaming services, and joint procurement of handsets and other equipment. This merger enabled us to secure a more solid base in Taiwan, and will continue to increase economic value via further development of i-mode services and steady realization of 3G business. Far EasTone began i-mode service in April 2004.

In March 2004 we signed a consulting agreement with Far EasTone under which they are currently conducting a network field test and coverage optimization for the expected introduction of its W-CDMA 3G service later this year. Under the agreement, we are providing technical assistance. Far EasTone is planning to launch the 3G service in 2004.

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

Hutchison Telephone launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004.

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

Telefónica Móviles S.A. and Telefónica Móviles España S.A.

In June 2003, Telefonica Moviles Espana S.A. introduced i-mode to the Spanish market. This was following the i-mode license agreement we signed with Telefónica Móviles S.A. and Telefónica Móviles España S.A. in July 2002 to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in Spain. Under this licensing agreement, we agreed to provide patents, know-how and technologies needed by Telefónica Móviles España S.A. to offer i-mode service in Spain under its conventional mobile Internet service, “e-moción”, on its Global Packet Radio Service (GPRS) network.

Separate from the i-mode licensing agreement, we also signed a joint collaboration agreement on mobile telecommunication technology and services, in which we will share GPRS/SIM card technologies and know-how, as well as opinions on handset evolution towards 3G based on W-CDMA, mainly through personnel exchanges, and also jointly study the possibility of implementing international roaming services.

Singapore Telecom Mobile Pte Ltd.

In April 2003, we signed a 3G collaboration agreement with SingTel Mobile. Based upon this agreement, we agreed to participate in technical exchanges and joint studies with SingTel Mobile with the goal to realize interconnection and roaming between our existing 3G network in Japan and the 3G network to be built in Singapore by SingTel Mobile as well as to achieve common 3G mobile multimedia services. In addition, in cooperation with SingTel Mobile, from April to June 2004, we conducted a trial to test international roaming for users of Mzone and SingTel’s “Outdoor Wireless Surf” wireless LAN services. Based on the results of this trial, we are hoping to expand our Mzone service to include international roaming capability.

Wind Telecommunicazioni S.p.A.

Wind Telecommunicazioni, an Italian telecommunications operator, introduced i-mode service to the Italian market in November 2003. This followed our June 2003 i-mode license agreement, to license our intellectual property and provide consulting services regarding i-mode services to enable Wind Telecommunicazioni to offer i-mode services on its Global Packet Radio Service (GPRS) and later on its 3G W-CDMA network. This agreement is in effect until June 2008, and is renewable upon mutual agreement.

America Online, Inc.

In December 2003, America Online, Inc., (AOL) announced the purchase of all third party shares in DoCoMo AOL. Following this announcement, we sold our entire 43.23% of DoCoMo AOL shares to AOL.

COSMOTE Mobile Telecommunications S.A.

In November 2003 we signed an exclusive strategic partnership agreement with COSMOTE Mobile Telecommunications S.A., the leading mobile operator in Greece, to launch i-mode in Greece. We are providing our know-how, technology and patents, and its service launched in June 2004, prior to the Athens 2004 Olympic Games.

Telstra Corporation Limited

We signed an exclusive strategic partnership agreement with Telstra Corporation Limited, the leading telecommunications operator in Australia, to offer i-mode in Australia. We are providing our know-how, technology and patents, targeting its service launch by the end of calendar 2004 in Australia.

Gobi Fund, Inc.

In December 2003, we signed an agreement with a venture capital fund operated by Gobi Partners, Inc. under which we initially invested U.S.$10 million. The fund targets venture companies mainly in China that work in digital media sectors.

Loxley Public Company Limited

In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited, under which we will acquire a 40% equity stake in L-Spot Company Limited, a location–based service provider, wholly owned by Loxley, for a cash consideration of 21.6million baht (approximately 60 million yen). Loxley will concurrently invest 24.4 million baht in L-Spot. L-Spot will change its name to “Mobile Innovation Company Limited” and we will work together to enhance the venture and plan to launch new and innovative fleet management services in Thailand in July 2004.

Sudestecel Participações S.A.

In December 2003, we signed an agreement with Brasilcel N.V. under which Brasilcel will acquire all of our shareholdings of Sudestecel Participações S.A..

DoCoMo Networks

We currently provide our services on several different networks, including our 2G network, our packet network for 2G, our 3G network and our PHS network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels underground via fixed transmission lines or in the air via microwave transmission equipment to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, each of our networks, our 2G networks, our PHS network and our 3G network, use separate base stations, antennas and switching centers. With respect to antennas and transmission lines, there are overlaps to reduce network costs.

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

The primary difference between the 800 MHz and 1.5 GHz networks for our 2G services is that they require separate hardware for base stations, although they may share antennas, switching centers and transmission lines. Handsets which use the 800 MHz network are different from those which use the 1.5 GHz network, except for handsets which work on both networks. The digital cellular services available to subscribers using an 800 MHz handset and to those using a 1.5 GHz handset are substantially the same. However, our 2G (PDC) i-mode services are only available on our nationwide 800 MHz network.

In addition to the network and its components, we have also established operations centers that monitor service over the nationwide network on a 24 hour, 365-day basis and track the usage and performance of the network. We have created redundancy on the network by installing backup equipment and constructing multiple links between critical network components. In addition to the computer monitoring of the network by the operations center, the base stations and various components are physically inspected on a yearly basis.

We control our network equipment procurement. We purchase the necessary digital network equipment from approximately 100 suppliers inside and outside Japan, including NEC, Nippon Ericsson and Lucent Technology Japan. We offer equal opportunity for all potential suppliers, both domestic and international through the Internet. By publicly soliciting equipment and purchasing on behalf of our eight regional subsidiaries, we believe we are better able to obtain quality equipment at competitive prices.

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

3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 is a third-generation mobile phone system which offers both high-speed data transmission compared with the second-generation system and global roaming services. In November 1999, direct sequence code division multiple access, or DS-CDMA, was one of the five systems recommended by a study group of the ITU to serve as a platform for 3G services. DS-CDMA is a type of Wideband Code Division Multiple Access, or W-CDMA, technology. We have adopted this DS-CDMA type of W-CDMA technology as the primary air interface technology for our 3G network. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. We also believe that if enough overseas operators adopt a W-CDMA system compatible with our W-CDMA technology, we would be able to offer our services globally and benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We are actively encouraging the eventual migration of our customers from our 2G to our 3G network. We are adding equipment and infrastructure for our 3G network to our existing 2G network. We began installing an IP router network based on an optical fiber relay network beginning in March 2004 to reduce costs and supplement our backbone switching station and transmission line network.

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

We have chosen to build our 3G network based on W-CDMA, one type of direct spread code division multiple access, or DS-CDMA technology, which is one of the five IMT-2000 approved technologies. We were the first company in the world to launch 3G services based on W-CDMA technology. Hutchison 3G UK launched 3G services in March 2003 in the United Kingdom, and Hutchison 3G HK also launched 3G services in January 2004 in Hong Kong. We expect our other international affiliates and strategic allies to launch 3G services in 2004 or thereafter based on W-CDMA. One of our competitors in Japan, Vodafone, launched their 3G service based on W-CDMA in December 2002.

cdma2000 1x has been commercially launched in Korea. Our competitor, KDDI, launched its 3G commercial service based on cdma2000 1x in April 2002 in major cities in Japan. Other countries in which operators have stated that they will launch 3G services based on cdma2000 include Australia, Brazil, Canada, China, Mexico and the United States and other countries.

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

We have strict quality standards that manufacturers of our handsets must meet. We also provide a one year warranty on all our handsets during which we provide repairs free of charge. We are generally then reimbursed for the repair charges by the handset manufacturers. In addition, our nationwide sales and distribution system, in particular DoCoMo Shops, provides convenient after-sales service. As handsets continue to become more sophisticated and technologically advanced, we expect to experience more complaints and returns. In the fiscal year 2003, we dealt with software problems in approximately 18,000 ER209i handsets, approximately 9,500 FOMA F2051 handsets and approximately 57,000 F900i handsets. In addition, a technical problem was discovered in our D002 AC adapters and we provided replacement adapters to users. The handset manufacturers were responsible for the cost of the repair.

For increased user convenience and operation efficiency, we introduced software renewal systems in October 2003, which enable users to access our DoCoMo server using their own handsets and download new software for upgrades.

Cellular (mova) Handsets

We offer three types of handsets for our 2G service: our 5xx series handsets which are our high-end models with advanced technology, our 2xx series handsets which are our basic function models and our 6xx series handsets which are targeted for particular user segments. We plan and develop these handsets jointly with manufacturers and offer several different models for each series of handsets.

The vast majority of new handsets are now i-mode enabled. Our i-mode enabled handsets are relatively small and lightweight terminals that are installed with packet communications and browsing software functions and also function as normal cellular phones. i-mode enables users to have immediate access to the Internet without the need to use a PC or other system. The DoCoMo i-mode browser reads HTML Subset text. The handsets have a large color LCD screen that is suitable for richer contents. The majority of our handsets are equipped with digital cameras. We believe that one of the strengths of i-mode is that our handsets are smaller and lightweight compared to more bulky notebooks, laptops, PDAs or other devices that can also access the Internet.

In April 2003, we introduced our first Global Positioning System (GPS) handsets, the F661i handset. Users can determine their current location by pushing the “GPS button”, and obtain other information such as maps and landmark information. In December 2003, we began marketing F505i GPS handsets, a GPS compatible model with camera. In addition to GPS functions that have previously been incorporated into the F661i model, F505i GPS allows users to take a photograph with the mega pixels camera and attach it to an email with location information or take a picture of a QR code printed in magazines to obtain a map and navigation information. They can also notify the security company with which they have contracted of their position or allow the security company to locate the position of the user.

In May 2003, we introduced the new 505i series PDC handsets, equipped with Macromedia Flash, which allows users to access richer i-mode content with animation and i-appli DX, an upgrade version of i-appli, that can work in conjunction with data stored in the handset such as address book, e-mails and QVGA high-quality LCDs.

In September 2003, we began introducing the 252i series handsets. These were the first handsets equipped with a software renewal system that allows users to access our server and download new software for updates free of charge.

In September 2003, we began to market F672i handsets which have many user-friendly features, including enlarged text display, voice output of some content and the world’s first pedometer function.

In November 2003, we began offering the 505iS product line equipped with mega-pixel cameras equipped to handle extended-length video files.

Cellular (FOMA) Handsets

We offer three types of handsets for our FOMA service: a standard i-mode enabled model which allows users to send video clips via e-mail, a videophone model which also allows users to see one another while conversing and a data model designed exclusively for data communication. FOMA handsets currently on the market are videophone compatible. The basic model and videophone model are equipped with i-mode capabilities and are able to access not only the current i-mode contents but also contents that are expected to be specifically created for FOMA i-mode. Furthermore, we have been adding new functions, such as image browsing and e-commerce transactions capabilities, into FOMA handsets to enhance user experience in wireless data communication.

Since the launch of FOMA’s commercial service in October 2001, we have introduced various handsets capable of handling i-mode, i-motion and M-Stage services. During the year ended March 31, 2004, we released new FOMA handsets that are smaller, lighter and offer longer battery life than conventional models, and are also compatible with i-motion mail service, which enables users to attach video files to e-mails.

We began marketing dual-mode handsets accessible to both FOMA and mova networks in June 2003.

In July 2003, we began offering N2102V and F2102V handsets that are videophone compatible with enhanced i-motion functions. These handsets have lighter weights than previous models: 109 grams for N2102V and 115 grams for F2102V (compared with a P2102V handset, 18% and 14% lighter in weight, respectively).

We also introduced FOMA 900i handsets in February 2004. In addition to advanced features that have been available for the PDC 505i series, these handsets have new attractive functions, such as “Deco-mail”, which enables users to decorate their e-mail messages with colors and pictures, and “Chaku-motion” which signals incoming calls with i-motion video clip in order to promote data communication.

As a card type FOMA device, P2401 was released in October 2001 with a packet communication capability at up to a speed of 384 kbps downlink and 64 kbps uplink. In September 2003, F2402 was released realizing a maximum throughput at 384 kbps for both downlink and uplink. In November 2003, the Compact Flash type P2402 was released with a packet communication capability at a speed of 384 kbps downlink and 64 kbps uplink.

With respect to cost, although the price of FOMA handsets has been decreasing recently, we expect that the price will be higher than for mova handsets because FOMA handsets have more advanced features, such as videophone, than mova handsets and until recently have not been produced in large quantities. We expect that the price of FOMA handsets will continue to decrease over time as more manufacturers produce these handsets in large quantities.

Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The total amount of our investment in the development of FOMA phones during the fiscal year ended March 31, 2003, and the fiscal year ended March 31, 2004, was approximately ¥41 billion. Under the terms of our agreements with the various handset manufacturers, they were required to develop new FOMA handsets, featuring advanced applications and longer battery life, within the fiscal year ended March 31, 2004. In order to accelerate the evolution of state-of-the-art 3G technologies, we will also plan to invest a total of approximately ¥37 billion during fiscal 2004 and 2005 in the areas of handset application software which runs on advanced OS platforms (Linux and Symbian) and High Speed Downlink Packet Access, or HSDPA technology. We and the handset manufacturers share ownership rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. Advanced handset capabilities and a wide variety of model choices are important to the success of 3G services. By investing in FOMA handset development, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 900i series.

PHS Handsets

There are three basic types of handsets available to PHS users: The PALDIO, the Doccimo, and a handset designed exclusively for data transmission. The PALDIO provides a wide range of regular voice and other services and enables users to receive and send 32 kbps or 64 kbps data transmission, in handsets of numerous colors, weights and sizes. The Doccimo allows people to set their phone to either cellular phone or PHS to receive and transmit calls as well as enjoy 64 kpbs data transmission. The Doccimo is also i-mode enabled. The third type is a card-type device that can be used conveniently for data communications. This model, the “P-in” series, is available in two types of cards: a PC-card and CF-card. The fixed price service commenced in April 2003, and can be used conveniently with the “P-in Free” series, which offers three different data-card models: “P-in Free 1P”, a model compatible only with PHS service, “P-in Free 1S”, which can perform voice communication as well as data transmission via the PHS and cellular networks, and “P-in Free 2PWL”, which is compatible with IEEE 802,11b Wireless LAN functions, and which can perform voice communications as well as data transmission via PHS and cellular networks.

In addition to these basic models, we are also offering special-purpose devices like “P-doco?mini”, a small device dedicated to retrieving location information, “Lookwalk P751V”, a videophone compatible PHS handset, and a wristwatch-type PHS handset called “WRISTOMO”. “P-doco? mini” is a compact, light-weight device that can be used exclusively with our “Imadoko” location information service, a service that locates the devices. WRISTOMO is the world’s first commercial watch-type PHS handset, and is equipped with browser and e-mail capabilities.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS, FOMA and other services to our subscribers through our extensive distribution network throughout Japan, which includes a small number of DoCoMo branches and sales offices and numerous primary retailers operating approximately 1,270 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. There were approximately 75,000 secondary and tertiary retailers throughout Japan as of March 31, 2004.

One of the primary advantages of our extensive distribution network is that it makes it easier for potential subscribers to sign up for services and purchase mova, PHS, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) enhance i-mode and other data transmission services, (iii) increase the quality of after-sales service, (iv) promote the DoCoMo brand name through aggressive advertising and promotions and (v) provide competitive tariff and service pricing.

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

We also provide extensive after-sales service primarily through the DoCoMo Shops. DoCoMo Technos, our after-sales service counters usually combined with DoCoMo Shops, deal with handset problems and make repairs. We also have various toll free numbers that provide customer service including basic service and billing information provided during business hours as well as support and assistance 24 hours a day for network problems and handset problems, including lost and stolen handsets. By calling these free numbers, a subscriber can be directed to the nearest DoCoMo Shop for service or can even be connected directly to a DoCoMo repair technician who will check the condition of the line over the phone for subscribers experiencing problems.

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

We have also started a membership-based loyalty program called “DoCoMo Premier Club” for all subscribers, in order to offer enhanced customer service. This program consists of a “Point Incentive Program” and a “Status Service”. Customers earn points based on the amount they spent every month. They can use accumulated points to get discounts when they purchase new handsets, or exchange them for items such as travel coupons, dining coupons and entertainment tickets. Customers are classified into four levels according to the previous year’s usage, and higher-level customers receive more points for the same amount of spending. The Status Service provides preferential services for high-end users, such as dedicated call centers and rental service of global roaming handsets, in cooperation with major business partners.

Information Technology

We employ various computerized, fully integrated information systems to support key functions, including network operation management, procurement, billing, financial accounting, customer service and marketing.

One of the most important of these systems is ALADIN, which is a proprietary nationwide operating system we share with our eight regional subsidiaries. ALADIN has five primary functions: customer service and interface, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages data and information for and about our mova, FOMA, PHS and Quickcast subscribers nationwide and provides authorized customer service personnel at service counters in branch offices, agents and DoCoMo Shops and in our telemarketing center with online access to network data so that they can effectively address customer inquiries.

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

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer, by credit card, or in person at any number of locations, including our shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage of our subscribers, approximately 83% as of March 31, 2004, pay their monthly bill by automatic payment or direct debit from their credit card, bank or other financial institution account.

In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a QR code on the screens of their mobile phones. Our “combien? “ service is offered at approximately 2,300 convenience stores nationwide as of March 31, 2004. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

We also offer a prepaid card called “Mobiler’s Check” that allows payment in advance for the monthly phone bill. By registering the 14-digit number that appears on the back of the prepaid card from a mobile phone, the prepaid amount will be deducted from the next month’s mobile phone bill. Subscribers can apply the card to our mobile phone services, including PHS (from July 2002) and FOMA phones (from May 2003). Mobiler’s Check is available at DoCoMo Shops and other locations.

In October 2002, we, along with UFJ Bank, started a service to accept online applications from customers for the payment of monthly mobile phone charges by automatic bank transfer. Using this service, subscribers can apply in real time from an i-mode handset or a PC connected to the Internet, avoiding the need to fill out and sign a hard-copy application. We are currently in negotiations to add more banks to this service.

As of March 31, 2004, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

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

Research and Development

Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥124.5 billion on research and development in the year ended March 31, 2004. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective fiscal 2000. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 2.5% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

We organize our research and development efforts through our R&D division. Our R&D division includes:

•	three research laboratories, one each for network research, wireless research and multimedia research,

•	seven development departments, including network management, IP core network, IP radio network, customer equipment, network system, radio system, and global network development departments,

•	a research and development general affairs department, and

•	a research and development planning department.

Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, our various research and development departments collaborate with product development staff at each of our operating divisions. We are also working together with major manufacturers of our handsets and network equipment.

In addition, outside the R&D division we have other development-related departments or divisions, such as: our service operation and maintenance department; our mobile multimedia division which includes a mobile multimedia planning department, a crossmedia business department, a ubiquitous business department, an emerging business development department, a mobile multimedia technology development department, and a mobile multimedia application development department; and our i-mode business division which includes an i-mode planning department, an i-mode business department and a platform development and operations department.

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of Internet-related technology. We have also set up DoCoMo Communications Laboratories Europe GmbH, whose primary research areas are network technology, next-generation IC/USIM card technology and security technology. In November 2003, we established DoCoMo Beijing Communications Laboratories Co., Ltd. to research and promote the advancement of mobile communication technologies for fourth-generation (4G) and beyond. Finally, we established DoCoMo Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental R&D activities.

Furthermore, we have also conducted research with various universities inside and outside of Japan, such as University of Hong Kong, Yeungnam University, Vienna University of Technology and Beijing University of

Post and Telecommunications, among others. These groups are involved in technological exchange in connection with not only 3G research and development but also fourth generation cellular communications systems, or 4G, and other advanced technology research.

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

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implement an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 megabits downlink and a 20 megabits uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. Currently we are evaluating and improving these high-speed transmission technologies during the field trials.

R&D Center

In order to respond to swiftly growing demand for wireless telecommunications and to diversifying customer needs, we have upgraded our research and development capabilities and streamlined our research and development operations. To this end, the NTT DoCoMo R&D Center in Yokosuka Research Park was completed in March 1998. We added two R&D facilities in March 2002 and October 2003. The NTT DoCoMo R&D Center is a highly advanced R&D center near Tokyo specializing in mobile telecommunications technology. With state-of-the-art testing facilities, the NTT DoCoMo R&D Center is the base for research and development of basic technologies, 3G, 4G and other mobile telecommunications systems and a variety of new products and services.

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We believe that we must aggressively respond to the gains made in the past year by KDDI’s au service. While our approximately 46 million subscribers are far more than au’s approximately 17 million, in the year ended March 31, 2004 au had a slightly higher number of net added subscriptions. Furthermore, in addition to direct competition from other cellular operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international phone services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

Cellular Competition

There are three cellular operators in Japan: DoCoMo, the KDDI group and Vodafone. As of March 31, 2004, we had a market share of 56.3%, the KDDI group (including the Tu-ka Group) had a market share of 25.3% and Vodafone had a market share of 18.4%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 20.6 million subscribers as of March 31, 2004. The KDDI group is a product of the merger of the telecommunications carriers KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. As of March 31, 2004, they had approximately 13.5 million cdma2000 1x subscribers. The network buildout costs for the KDDI group may be lower than ours because of their ability to use a greater portion of the current cdmaOne technology in the construction of their network.

Vodafone operates nationwide and is the third largest cellular operator with approximately 15 million subscribers as of March 31, 2004. A member of the worldwide Vodafone group, their Japan operations were known as J-Phone before adopting the Vodafone name in October 2003. Vodafone began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. Vodafone had approximately 137,700 or 0.14 million W-CDMA 3G subscribers as of March 31, 2004. Vodafone also offers international roaming service with GSM networks overseas.

In November 2003, KDDI introduced its EZ Flat plan, a fixed rate plan for unlimited monthly packet communications. The service is currently available to subscribers for a monthly charge of ¥4200.

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

i-mode Competition

The competitors of i-mode are “EzWeb” provided by the KDDI group and “Vodafone live!” provided by Vodafone. As with i-mode, KDDI’s EzWeb and Vodafone’s “Vodafone live!” service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect increasing competition in the areas of content offering, availability of built-in cameras and displays with high resolution and e-commerce services.

PHS Competition

Our two main competitors in the PHS market are DDI Pocket and ASTEL. DDI Pocket remains the leader among the three PHS operators with approximately a market share of 56.4% of PHS subscribers as of March 31, 2004. We are second with approximately a 31.0% market share and ASTEL has approximately a 12.6% market share. ASTEL group has terminated or plans to terminate its service in certain areas of Japan. With the decrease in handset prices and service prices of cellular services, many PHS subscribers are switching to cellular phone services, causing the PHS market to shrink. We expect that data communication services using the PHS network will become the center of competition in the PHS market.

In addition, DDI Pocket began a data communications service offering fixed price services, and demand for data communications at fixed prices increased as a result. In April 2003, we also introduced a fixed price wireless Internet access service called @FreeD in order to compete with DDI Pocket.

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

The Telecommunications Business Law

Until recently, the Telecommunications Business Law had classified telecommunications operators into two types of business categories: Type I Carriers, such as us, our eight regional subsidiaries and other telecommunications operators which provide telecommunications services by establishing telecommunications circuit facilities; and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers were subdivided into Special Type II Carriers, including us as an international telecommunications provider, which were subject to the registration requirement, and General Type II Carriers, which were only required to make notification to the Minister of the MPHPT to commence business. In April 2004, the longstanding classification of Type I and Type II was abolished when the Amendments to the Telecommunications Business Law described below fully came into effect. Although before the amendments we and our eight regional subsidiaries were required to obtain a permission from the Minister of the MPHPT to operate Type I telecommunications business and to be registered as Special Type II Carriers, under the new regime we and our eight regional subsidiaries are only subject to a registration requirement. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject either to a registration statement or to a notification requirement.

Amendments to the Telecommunications Business Law and the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., or NTT Law, which passed the Diet in July 2003, became effective in two phases in January and April 2004. The changes in the amendments include, among other things:

•	Abolition of Type I and Type II business classifications;

•	Abolition of the permission system concerning market entry and withdrawal, and shift to a registration/notification system;

•	Introduction of an authorization system for privilege of public utilities conducive to facilitation of infrastructure construction by carriers;

•	Abolition in principle of obligation to submit tariff/service contracts, etc., pertaining to service offerings;

•	Establishment of rules to protect consumers, including accountability concerning important matters on services, swift processing of complaints, etc.;

•	Shift to a new technical regulations conformity certification scheme under which carriers may confirm the conformity of their commercial telecommunications facilities with technical standards by themselves, and notify the outcome to the Minister. (Self-declaration of technical conformity);

•	Newly introduced a scheme under which manufacturers, etc., may confirm and declare the conformity of terminal equipment with applicable technical standards (suppliers’ declaration of conformity system).

The following table summarizes some of the major current regulatory requirements applicable to telecommunications carriers under the revised Telecommunications Business Law:

Government Regulation:
a. Business entry	Registration with the Minister required for carriers that install large-size telecommunications circuit facilities. Notification to the Minister required for carriers other than the above.

b. Suspension and Discontinuation of business	Notification to the Minister and, in general, announcement to users are required.

c. Tariff settings, service offerings, etc.	Unregulated in principle (1) Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries are required.

d. Business improvement order	The Minister may order a carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, and tariff and other service conditions, etc.

e. Interconnection	In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or that said consultation fails to come to an agreement, the Minister may order the carrier to start or resume negotiations, or make arbitration thereof.

f. Privilege of public utilities	Based on a request by a carrier, except for certain cases, the Minister must designate the carrier as an approved carrier who has the privilege to act as a public utility.

g. Ensuring important communications	Carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurrence.

h. Permission of agreement with foreign governments, etc.	Minister’s permission is required for conclusion or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/ entities.

Government Regulation:

i. Self-declaration of conformity	Carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister.

(1)	A carrier providing universal telecommunications services shall establish tariffs concerning the carrier’s universal telecommunications services and shall submit tariffs to the Minister. The tariffs concerning certain designated telecommunications services provided by NTT East Corporation and NTT West Corporation must be notified to the Minister, and services that utilize Category I–designated facilities are subject to price cap regulation.

The asymmetric regulation applicable to us and provided in the Telecommunications Business Law before amendment remains intact. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communications systems), each designated by the Minister of MPHPT. The Minister of MPHPT may designate as Category II-designated facilities the transmission lines and other telecommunication facilities of a telecommunication carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of the MPHPT may subject a telecommunications carrier that possesses Category II-designated facilities to the prohibition of anti-competitive behaviors by designation, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue of the similar telecommunications service within the same area exceeds 25%. Our and our eight subsidiaries’ revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.

Under the asymmetric regulation described above, we and other telecommunications carriers that possess Category II-designated telecommunications facilities are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment, and are obligated to compile and disclose financial statements pertaining to telecommunications businesses. Telecommunications carriers that possess Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MPHPT the interconnection tariffs prior to implementation and to make them available to public. The Minister of MPHPT may order to make changes to the interconnection tariffs. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the interconnection tariffs.

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

Spectrum allocation is awarded based on application to the MPHPT, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. The MPHPT currently allocates 80 MHz x2 for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 34.5 MHz x2. Within our allocated spectrum, we use approximately 24 MHz x2 for our 800 MHz PDC network. We use an additional 5MHz x2 in the Tokyo metropolitan area and 5.5 MHz x2 for our 1.5 GHz PDC network among which 1.5 MHz x2 is obtained for the use in Tokyo, Nagoya and Osaka area. In fiscal 2003, pursuant to regulations under the Radio Law, we paid total fees of approximately ¥27.6 billion to the Government in the form of spectrum user fees for base stations, handsets and other radio stations.

Currently, two other cellular groups have been allocated spectrum for their cellular services in Japan. The KDDI group, including Tu-ka, has collectively been allocated 34 MHz x2 in the 800 MHz and 1.5 GHz bands. Vodafone (formerly J-Phone) has been allocated 10 MHz in the 1.5 GHz band and obtained an additional 1.5MHz of spectrum in the 1.5GHz band in the Tokyo metropolitan area in 2003.

On June 30, 2000, we, KDDI and Vodafone (formerly J-Phone) respectively obtained MPT approvals which allow each company to use 2 GHz bands in connection with each company’s 3G services. All three companies have each been allocated 15 MHz x2 of spectrum.

The Radio Law has recently been amended several times. Effective November 2000, the Radio Law was amended to provide for disclosure by the Minister of the MPHPT of the frequency allocation plan and procedures concerning competitive applications for radio frequency spectrum. The Radio Law was amended, effective as of July 2001, to empower the Minister of the MPHPT to compensate construction costs and provide other necessary support to licensees conducting construction work for changing radio equipment in connection with any specific frequency reallocation. In October 2002, an amendment to the Radio Law that enhanced the system of survey and publication of actual radio spectrum usage became effective.

In June 2003, a system to allow radio equipment manufacturers to self-declare conformity with technical regulations was introduced, in order to pursue economic vitalization and international competitiveness.

Registration of agents who conduct the technical regulations conformity certification services was also implemented to encourage the participation of private actors. These amendments became effective in January 2004.

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

The Regulatory Reform Committee recommended in its report dated December 12, 2000 that, among other things, the introduction of a spectrum auction system be considered and discussed. The Government on March 30, 2001, launched the Three-Year Program for Promoting Regulatory Reform. The Regulatory Reform Committee was terminated on March 31, 2001. The General Regulatory Reform Council, a body established under the Cabinet Office, has since then been in charge of promoting regulatory reform. On March 28, 2003, it published the Three-Year Program for Promoting Regulatory Reform. In relation to mobile telecommunications area, most of the issues in the Three-Year Program have already been reflected in the amended Telecommunications Business Law while an optimum spectrum reallocation system is still under consideration.

As part of “e-Japan Priority Policy Program” determined on August 8, 2003, by IT Strategy Headquarters of the Government, among other things, the following plans were proposed in connection with mobile communications:

•	decision on the allocation of radio spectrum for the purpose of further advancing and expanding the use of wireless LAN systems, etc., is expected to be made by fiscal year 2005, and radio spectrum required for the fourth-generation mobile communications systems is expected to be allocated by around 2010,

•	promotion of research and development of the 4G mobile telecommunications system that enables high-speed wireless Internet environment and seamless telecommunications service,

•	In the MPHPT’s report drafted by the Committee for the Advancement of Emergency Message Systems of May 17, 2004, the following was proposed as “technical conditions related to the function of providing location information on callers sending emergency messages from cell phones”, and

•	The handsets for the third-generation mobile communications systems to be released by carriers from April 2007 onwards should in principle be equipped with a GPS-based location information notification feature.

Regarding the provision of a location information notification feature for emergency situations, we are working with relevant ministries in order to successfully implement the proposal in consideration of user convenience and the demands of society with due consideration to the protection of privacy and communication confidentiality.

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

On June 6, 2002, the Study Group of the MPHPT on New Business Models and Grand Design of the Competitive Environments for the New Information and Communications Era compiled and released its final report regarding how competitive environments in the telecommunications business fields should be established in the broadband age. The report indicates the necessity of introducing new regulations in order to facilitate participation of content providers, portal site providers and Internet service providers to the i-mode service market. In addition, equal treatment among content providers has been required by the aforementioned joint guidelines published by the MPHPT and the Fair Trade Commission. In November 2002, we started providing Internet service providers with open access to the interface with our PDC-P packet network used for i-mode-compatible PDC handsets. Open access to the interface with our IMT-2000 packet network used for FOMA i-mode handsets has also been allowed since March 2003.

In July 2003, the MPHPT’s “study group on methods for evaluating competition in the telecommunications fields as IP evolves” compiled a report, in which it was mentioned that the state of competition in the market needs to be adequately monitored to ensure free and fair competition amongst carriers; that it is indispensable to introduce methods for evaluating competition; and that the evaluation process will be divided in the three phases of definition of business fields to be monitored, definition of markets, and evaluation of state of competition.

Based on this proposal, the MPHPT announced its “draft basic approach on evaluating the state of competition in the telecommunications field” and “draft details of the implementation for fiscal 2003 of the evaluation of the state of competition in the telecommunications field” in November 2003. In the “draft basic approach on evaluating the state of competition in the telecommunications field”, five business fields, including mobile communications, were identified as areas subject to evaluation. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed. Fields that will be subject to evaluation each year will be decided in the same year, and the area of Internet access service was defined as one of the fields subject to evaluation for Fiscal 2003.

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

As a consequence, in June 2003, it was announced in the study group report and the administrative policies of the MPHPT that the charges for inter-exchange calls (outbound calls from the fixed-line telephones of NTT East and West to cellular phones connected via the facilities of inter-exchange operators) will be set by inter-exchange operators if the caller selects the inter-exchange operator for each call, and the charges for calls made from IP phones to cellular phones will be set by the IP phone operator.

The study group on policies concerning the effective radio spectrum use of the MPHPT that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Law that passed the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. In September 2003 and December 2003, the study group published its second and third reports, including discussion of such topics as an after-the-fact registration system (including exemption from prior licensing) primarily for public wireless LAN services, and discussions about cost burdens. The study group continues to consider desirable spectrum user fees and desirable cost-sharing for radio stations which are not required to have licenses.

The MPHPT has been holding the “study group on mobile number portability” since November 2003. In its final report prepared in April 2004 and guidelines issued in May 2004, the study group has concluded that it is appropriate to introduce mobile number portability as early as possible during fiscal 2006. The reason for this conclusion is that mobile number portability allows mobile telephone users to change mobile telephone carriers without worrying about changing the mobile telephone number, and bring about easier selection of mobile terminals and services for users. For the introduction of mobile number portability, we are requesting preparation of a system in which it is necessary for all mobile carriers to provide mobile number portability at the same time on a two-way basis, since there is a high possibility of confusion for users who demand the mobile number portability if each mobile carrier introduces mobile number portability in different ways or at different times.

Relationship with NTT

NTT is our parent company and owns 63.58% of our voting rights as of March 31, 2004. The Government of Japan, through the Minister of Finance, owned 45.96% of the voting rights of NTT as of the same date. The Government, acting through the MPHPT, also regulates the activities of NTT.

The NTT group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telecommunications networks in the world. The NTT group’s main business is providing nationwide telecommunications services including voice transmission services, data transmission services, leased circuit services, system integration services and other services. As a holding company, NTT is directly responsible for the overall strategy of the NTT group. NTT is also responsible for basic research and development.

On July 1, 1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation. NTT East and NTT West operate regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Communications operates long distance telecommunications and other network services throughout Japan. NTT Communications also offers international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT currently owns 63.58% of our voting rights, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. For the year ended March 31, 2004, we had sales of ¥43,296 million to related parties and had cost of services, selling, general and administrative expenses and capital expenditures of ¥230,676 million, ¥272,517 million and ¥91,392 million, respectively, to related parties, compared to sales of ¥37,195 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥226,565 million, ¥241,795 million and ¥23,473 million, respectively, for the year ended March 31, 2003. We also had receivables of ¥28,680 million from related parties and payables of ¥65,295 million to related parties at March 31, 2004, compared to ¥46,973 million and ¥109,412 million at March 31, 2003. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In the year ended March 31, 2004, total payments by us to NTT amounted to ¥18 billion.

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

Property

Our property includes our Tokyo headquarters, eight regional headquarters and 66 branch and sales offices. As of March 31, 2004, we and our regional subsidiaries owned approximately 2,626,524 square meters of land and approximately 1,416,835 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2004, we leased approximately 4,623,000 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees

At March 31, 2004, we had 21,241 full-time employees representing an increase of 449 employees since March 31, 2003. This increase was primarily attributable to regular recruitment and the transfer of approximately 500 NTT group employees to us. Approximately 50% of the full-time employees at DoCoMo and the eight regional subsidiaries previously worked for NTT. At March 31, 2003, 2002 and 2001 we had 20,792, 19,700 and 18,015 full-time employees, respectively. The average number of temporary employees for the year ended March 31, 2004 was 2,852.

Of our 21,241 full-time employees at March 31, 2004, 1,205 were engaged in headquarters administrative functions, such as corporate planning, finance, accounting, human resources, legal and general affairs, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, at March 31, 2004, only twelve employees were located outside Japan in Asia, and the rest were in Japan.

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

C. Organizational Structure.

As of March 31, 2004, NTT, our parent company, is our largest shareholder and owned 63.58% of our issued and outstanding voting shares. We conduct our business together with our 71 subsidiaries and nine affiliates which together constitute the largest wireless telecommunications services provider in Japan based on number of subscribers. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2004:

Name	Country of Incorporation	Voting rights owned by the Company, directly or indirectly
NTT DoCoMo Hokkaido, Inc.(1)	Japan	100.0%
NTT DoCoMo Tohoku, Inc.(1)	Japan	100.0%
NTT DoCoMo Tokai, Inc.(1)	Japan	100.0%
NTT DoCoMo Hokuriku, Inc.(1)	Japan	100.0%
NTT DoCoMo Kansai, Inc.(1)	Japan	100.0%
NTT DoCoMo Chugoku, Inc.(1)	Japan	100.0%
NTT DoCoMo Shikoku, Inc.(1)	Japan	100.0%
NTT DoCoMo Kyushu, Inc.(1)	Japan	100.0%
DoCoMo Service Inc.	Japan	100.0%
DoCoMo Engineering Inc.	Japan	100.0%
DoCoMo Mobile Inc.	Japan	100.0%
DoCoMo Support Inc.	Japan	100.0%
DoCoMo Systems, Inc.	Japan	100.0%
DoCoMo Sentsu, Inc. (2)	Japan	100.0%
DoCoMo Technology, Inc.	Japan	90.0%

(1)	One of our eight regional subsidiaries.
(2)	On May 13, 2003, we and this company entered into a share exchange agreement under which this company became a wholly-owned subsidiary by way of a share exchange. We completed the share exchange on August 1, 2003.

Other than our eight regional subsidiaries listed above, which are discussed elsewhere in this annual report, the seven main consolidated subsidiaries and their lines of business are: DoCoMo Service Inc., a company that collects charges on our behalf; DoCoMo Engineering Inc., which is engaged in the construction and maintenance of facilities; DoCoMo Mobile Inc., which repairs handsets and related cellular equipment used by subscribers; DoCoMo Support Inc., which render office services such as call center services; DoCoMo Systems, Inc., which develops, maintains and operates our fundamental systems; DoCoMo Sentsu, Inc., which render ancillary services for our satellite phone business; and DoCoMo Technology, Inc., which develops software and provides support services regarding field tests.

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

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2003 herein refers to the fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D. and elsewhere in this annual report.

Overview

Our Business

We are the largest provider of cellular services in Japan with an aggregate subscriber base of approximately 45.9 million as of March 31, 2004, which represented approximately 56.3% of all cellular subscribers in Japan. Of these subscribers, 41.1 million were also subscribers to our i-mode data communications service. We also provide Personal Handyphone System, or PHS, and Quickcast (paging) services throughout Japan with aggregate subscriber bases of approximately 1.6 million and 0.5 million, respectively, as of March 31, 2004.

We earn revenues and generate operating cash flow through fees for wireless voice and data communications services and sales of wireless communications equipment. Our operating revenues increased to ¥5,048,065 million in fiscal 2003 from ¥4,809,088 million in fiscal 2002. Operating income increased to ¥1,102,918 million in fiscal 2003 from ¥1,056,719 million in fiscal 2002. Net income increased to ¥650,007 million in fiscal 2003 from ¥212,491 million in fiscal 2002. For fiscal 2003, our operating margin was 21.8% and our net income per share was ¥13,099. Our balance sheet had total debt as of March 31, 2004 of ¥1,091,596 million, representing approximately 0.64x net cash provided by operating activities for fiscal 2003.

Our Results in Fiscal 2003

As of March 31, 2004, the number of FOMA subscribers reached 3.05 million, substantially exceeding our earlier expectations, due to brisk sales of the latest “FOMA 900i” series handsets. At the same time, the number of our 2G cellular (mova) subscribers decreased for the first time to 42.88 million, down 1.5% year-on-year. This demonstrates that we have been making progress in migrating subscribers to FOMA, and our target is to increase the number of FOMA subscribers to 10.6 million by March 31, 2005.

The subscriber base for i-mode also increased, reaching 41.08 million as of March 31, 2004, accounting for approximately 90% of our total cellular subscribers. The uptake of cellular phones compatible with infrared data transmission capability, two-dimensional bar code readers and other external interface technologies is also expanding steadily.

Operating revenues totaled ¥5,048.1 billion, up 5.0% year-on-year.

•	Cellular (mova) services revenues decreased to ¥3,156.5 billion, down 4.0% year-on-year. Although we strengthened our lineup of handsets with sophisticated features and provided new services, the number of subscribers decreased mainly due to progress in the migration of subscribers from mova services to FOMA services.

•	Cellular (FOMA) services revenues increased to ¥153.0 billion, up 1023.8% year-on-year, due to a significant increase in the number of subscribers through improvement of the coverage area and active sales promotion in line with introduction of “FOMA 900i” series handsets, and an increase in the usage of packet communications services such as “i-motion.”

•	Packet communications services revenues increased to ¥1,020.7 billion, up 15.2% year-on-year, as a result of an increase in the number of i-mode services subscribers mainly due to wider penetration of handsets equipped with i-appli, built-in cameras, infrared data transmission capability and a QR code reader function, and an increase in the usage of i-mode services boosted mainly through a further increase of content utilizing the new functions.

Breakdown of operating revenues	Billions of yen		Increase (Decrease)
	Fiscal 2002	Fiscal 2003
Wireless services	¥4,350.9	¥4,487.9	3.1%
Cellular (mova) services revenues (a)	3,286.4	3,156.5	(4.0)%
Cellular (FOMA) services revenues (a)(b)	13.6	153.0	1023.8%
Packet communications services revenues (a)	886.3	1,020.7	15.2%
PHS services revenues	79.3	70.4	(11.3)%
Quickcast services revenues	7.7	5.8	(24.8)%
Other revenues	77.6	81.5	5.0%

Equipment sales (c)	458.2	560.2	22.2%

Total operating revenues	¥4,809.1	¥5,048.1	5.0%

(a)	Due to a new billing arrangement called “Nikagetsu Kurikoshi,” ¥28.0 billion and ¥4.3 billion were deferred from cellular (mova) services revenues and cellular (FOMA) services revenues for fiscal 2003, respectively.
(b)	Cellular (FOMA) services revenues include packet communications services revenues from FOMA subscribers, which amounted to ¥4.7 billion and ¥49.9 billion for fiscal 2002 and 2003, respectively.
(c)	Due to the application of Emerging Issue Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” equipment sales for fiscal 2002 and 2003, decreased by ¥558.9 billion and ¥605.5 billion, respectively.

Operating expenses were ¥3,945.1 billion, up 5.1% year-on-year.

•	Cost of equipment sold increased to ¥1,094.3 billion, up 15.1% year-on-year, due to an increase in the number of handsets sold, especially an increase in sales of FOMA handsets, which have been comparatively more expensive than mova handsets.

•	Depreciation and amortization expenses decreased to ¥721.0 billion, down 3.8% year-on-year, primarily because for fiscal 2002, we upgraded our platform facilities for i-mode services and accelerated depreciation of the retired facilities, while for fiscal 2003, we decreased capital expenditures as a result of our efforts to make capital expenditures more efficient and less costly.

•	Selling, general and administrative expenses increased to ¥1,417.2 billion, up 5.4% year-on-year, primarily due to an increase in sales commissions paid to agent resellers and costs related to point loyalty programs.

•	Aggregated personnel expenses included in cost of service and selling, general and administrative expenses for the fiscal years 2002 and 2003 were ¥243.3 billion and ¥248.4 billion, respectively.

Breakdown of operating expenses	Billions of yen		Increase (Decrease)
	Fiscal 2002	Fiscal 2003
Cost of services	¥707.3	¥712.6	0.8%
Cost of equipment sold	950.7	1,094.3	15.1%
Depreciation and amortization	749.2	721.0	(3.8)%
Selling, general and Administrative (a)	1,345.2	1,417.2	5.4%

Total operating expenses	¥3,752.4	¥3,945.1	5.1%

(a)	Due to the application of EITF 01-09, selling, general and administrative for fiscal 2002 and 2003 decreased by ¥571.2 billion and ¥593.9 billion, respectively.

Industry and Operating Trends

The Mobile communications market in Japan continued to grow in fiscal 2003, adding 5.54 million cellular and PHS subscribers to the total of over 86.65 million subscribers by the end of the period, with the subscriber penetration rate in the Japanese population reaching 67.9%. As a result of the high penetration rate, however, the subscriber growth rate in the Japanese mobile communications market has been slowing down. In fiscal 2003, the Japanese mobile communications industry subscriber growth rate was 7.7%, compared with 9.5% in fiscal 2002, 13.4% in fiscal 2001 and 19.2% in fiscal 2000. With fewer new subscribers to add, the competition between the mobile carriers in Japan is intensifying, leading to competition to meet variety of customer demands. Mobile carriers in Japan are competing to offer handsets with more features: e.g. handsets equipped with camera and handsets capable of using new services offered on 3G networks. The carriers are competing on price and are offering discounted tariff plans, with some offering flat-rate tariff plans for mobile data communications services. Also, the carriers are competing to bring in subscribers to their 3G services. We expect the intense competition to continue, but at the same time, we see opportunities for developing new revenue and cash flow from new service developments enabled by high-speed data communications through 3G networks combined with flat-rate and lowered tariff plans.

Regulatory changes have also increased competition and put pressure on tariff rates for mobile communications carriers in Japan in recent years. In fiscal 2003, the introduction of new systems for setting tariffs for calls between fixed line and cellular phones, allowing fixed line operators to fix and collect fees instead of mobile operators in some cases has decreased our revenues from such calls. The MPHPT is planning to introduce mobile number portability in Japan by fiscal 2006. If number portability is introduced, we will incur costs associated with system changes designed to make number portability technically possible. It is too early to determine at this time what effect number portability might have on our revenues.

Although our results in fiscal 2003 showed continued growth of our business, they also showed a slowdown in the pace of our growth. Basically, our cellular services revenues, which represent a significant portion of our revenues, are a function of the number of our subscribers times average monthly revenue per unit, or ARPU. In the past, growth in the number of our subscribers more than offset declines in our ARPU, resulting in the net growth of our revenues. We now expect, at least in the short term, slower net subscriber growth, we do not believe such slower subscriber growth will cover expected declines in ARPU.

In the fiscal year ending March 31, 2005, we expect our operating revenues and operating income to decline as we have decided to carry out rate cuts—including the expansion of our “Family Discount” package to offer steeper discounts, effective April 1, 2004, reduction of FOMA’s “Packet Pack” monthly charges, effective May 1, 2004, and introduction of flat-rate tariff plans for i-mode access via FOMA, effective June 1, 2004 to reinforce our competitiveness and propel further growth in the future. We also expect to incur additional expenses associated with the sale of FOMA handsets as our subscribers migrate from our mova cellular services to our FOMA services. Finally, we believe the mobile communications market in Japan has entered a new transition phase, and our key growth driver has changed from a rapid increase in the number of subscribers to the creation of revenues through new high value-added services. We also believe the potential of the industry and our business opportunities remain strong.

Going forward, in addition to our business models centered on revenues from metered communication charges, we intend to create new services through linkage with brick-and-mortar services using the external interfaces of cellular phones —i.e., the convergence of mobile multimedia services with various types of commerce activities—with an aim to evolve our cellular service into a “life infrastructure” offering useful solutions for people’s daily lives and businesses. Thus, we seek to achieve revenue, new value creation and income growth in the future by:

•	expanding A/V (Audio and Visual) traffic through promoting A/V compatible handsets;

•	increasing non-traffic revenues by developing businesses linked with brick-and-mortar services using handsets’ external interface;

•	boosting traffic of low-usage customers by stimulating usage through creating new services;

•	further developing global businesses by promoting use of international dialing/roaming services and by overseas deployment of i-mode; and

•	reducing cost through efforts such as lowering procurement cost, reducing distributor commissions, and cutting costs of our network.

Factors Affecting Results of Operations

Revenues

Our two principal sources of revenues are our wireless services and equipment sales. Our wireless services include mobile phone services, PHS services, Quickcast (paging) services and other miscellaneous services. Mobile phone services currently include 2G cellular (mova) services, packet communications services, 3G cellular (FOMA) services, satellite mobile communications services and in-flight telephone services, and accounted for approximately 96.6%, 96.4% and 96.1% of wireless services revenues for fiscal years 2003, 2002 and 2001, respectively. Revenues from PHS services represented 1.6%, 1.8% and 2.2% of wireless services revenues for fiscal years 2003, 2002 and 2001, respectively. Revenues from Quickcast services have steadily declined since fiscal 1996, contributing only 0.1% to wireless services revenues for fiscal 2003, and 0.2% for both fiscal 2002 and fiscal 2001.

Wireless Services

We earn our wireless services revenues principally from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. Cellular (FOMA) services revenues include voice revenues and packet revenues. Cellular (mova) services revenues include voice revenues only and packet revenues are included in the packet communications services revenues. Our packet communications services revenues, which are currently dominated by i-mode revenues, represented 22.7% of wireless services revenues for fiscal 2003, and 20.4% and 17.2% of such revenues for fiscal 2002 and fiscal 2001, respectively. i-mode revenues, which are included in the packet communication services and cellular (FOMA) services portion of mobile phone services revenues, include monthly and usage charges. For mova subscribers, the monthly charge for i-mode services is ¥300 and the charge for data transmission is ¥0.2 - ¥0.3 per packet. For FOMA subscribers, who may send more packets per minutes to take advantage of FOMA’s advanced technology services, the monthly charge for i-mode services is ¥150 and the charge for data transmission is ¥0.02 - ¥0.2 per packet.

Our cellular services subscribers increased by 4.7% to 45.93 million at March 31, 2004, from 43.86 million at March 31, 2003, and by 7.5% to 43.86 million at March 31, 2003, from 40.78 million at March 31, 2002. These numbers include the numbers of FOMA services subscribers, which reached 3.05 million at March 31, 2004, from 330,000 at March 31, 2003 and 90,000 at March 31, 2002. This increase of FOMA subscribers resulted mostly from the decrease in mova subscribers, which decreased for the first time to 42.88 million at March 31, 2004, down 1.5% from March 31, 2003. We expect this migration of subscribers from mova services to FOMA services to accelerate. We also expect the growth of our cellular subscribers as a whole to slowdown, due to the saturation of the Japanese cellular services market. Total i-mode subscribers, including both existing cellular subscribers signing up for i-mode services and new subscribers signing up for i-mode services, increased by 8.8% to 41.08 million at March 31, 2004, and by 17.4% to 37.76 million at March 31, 2003, from 32.16 million at March 31, 2002. Our PHS subscribers decreased to 1.59 million at March 31, 2004, from 1.69 million at March 31, 2003, and 1.92 million at March 31, 2002. Our Quickcast subscribers have continuously declined, with a decrease to 0.46 million subscribers at March 31, 2004, from 0.6 million at March 31, 2003, and 0.83 million at March 31, 2002.

The average minutes of usage, or MOU, per month per cellular (mova) subscriber decreased year-on-year to 158 minutes per month for fiscal 2003 from 168 minutes for fiscal 2002 and 178 minutes for fiscal 2001. The average minutes of usage per month per cellular (FOMA and mova) subscriber decreased year-on-year to 159 minutes per month for fiscal 2003 from 167 minutes for fiscal 2002. The decrease was primarily due to wider penetration into lower usage subscriber segments and a large number of subscribers using i-mode e-mail instead of voice calls.

We use average monthly revenue per unit, or ARPU, to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

Increases in the number of cellular subscribers have offset declines in aggregate ARPU, and declines in PHS and Quickcast revenues. Voice ARPU has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mail instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. Our aggregate ARPU (mova) in fiscal 2003 decreased by 3.8% to ¥7,830 from ¥8,140 in fiscal 2002, and from ¥8,470 in fiscal 2001. One of the primary reasons that aggregate ARPU (mova) has not decreased more is that increases in i-mode ARPU (mova) have partially offset the declines in voice ARPU (mova). Voice ARPU (mova) in fiscal 2003 decreased by 7.8% to ¥5,890 from ¥6,390 in fiscal 2002 and from ¥6,930 in fiscal 2001. However, i-mode ARPU (mova), ARPU for i-mode handsets multiplied by a fraction, the numerator of which is the number of i-mode subscribers and the denominator of which is the total number of cellular subscribers, in fiscal 2003 increased by 10.9% to ¥1,940 from ¥1,750 in fiscal 2002 compared with ¥1,540 for fiscal 2001. We expect that cellular ARPU (mova) rates will decline further and the average minutes of usage per month per subscriber will decline over the next few years. These trends adversely affecting voice ARPU had been partially compensated for by subscriber growth and increases in i-mode ARPU. However, after April 2004, in a bid to reinforce our competitiveness, we increased the discount rates of our “Family Discount” package, effective April 1, 2004, lowered FOMA’s “Packet Pack” monthly charges, effective May 1, 2004, and introduced flat-rate tariff plans for i-mode access via FOMA, effective June 1, 2004. These measures will lower i-mode ARPU. Also, migration of subscribers from mova to FOMA will lower i-mode ARPU (FOMA+mova), because per packet charges for FOMA services are lower. Consequently, we expect the rate discounts and flat-rate tariff plans will lead to a migration of subscribers and acquisition of new subscribers for our FOMA services, which in turn will induce creation of new businesses, e.g. expansion of content business. See also “Cellular System Usage” in Item 4.B. for further information about MOU or ARPU.

Equipment Sales

Revenue from equipment sales, primarily the sale of handsets and other telecommunications equipment, accounted for 11.1% of total operating revenues for fiscal 2003, and 9.5% and 10.9% for fiscal 2002 and fiscal 2001, respectively. In fiscal 2003, we experienced strong sales of our handsets with features such as application downloads and mega-pixel camera, and new series of FOMA handsets. However, revenues from equipment sales do not contribute significantly to operating income as such revenues are offset by the costs of and expenses relating to sales of telecommunications equipment, particularly in the case of handsets. From fiscal 2002, we adopted EITF 01-09 and therefore account for a portion of the sales commission that we pay to agent resellers as a reduction of equipment sales revenues. Our equipment sales revenues increased from fiscal 2002 to fiscal 2003 primarily due to an increase in sales of FOMA handsets. The decrease in equipment sales revenues from fiscal 2001 to fiscal 2002 reflected the fact that there has been an increase in handset replacement sales as a percentage of total equipment sales and under EITF 01-09 the percentage of reduction in revenues related to replacement sales is greater than that for new sales.

Our average monthly churn rate for cellular subscribers was 1.21% for fiscal 2003 and 1.22% and 1.18% for fiscal 2002 and fiscal 2001, respectively. In order to keep our churn rates low, we have been focusing on subscriber retention by implementing certain measures including offering discounts for long-term subscribers as well as incentives provided for handset replacement. We believe that a portion of our churn is attributable to subscribers who voluntarily terminated contracts in order to upgrade or change handsets but remained our subscribers and therefore had less adverse impact on our financial results than churn attributable to the termination of a subscriber’s relationship with us. We also believe that due to various factors, such as the introduction of i-mode, customer confidence in our network and services and the introduction of new services, our churn rate has been lower than other operators, although no assurance can be given that this will continue to be the case.

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

Cost of Services

In order to accommodate the substantial increase in cellular traffic volume over the last several years, we have been maintaining and enhancing our 2G (mova) networks, as well as introducing the 3G cellular telecommunication system utilizing Wideband Code Division Multiple Access, or W-CDMA, (FOMA) network. We expect that our mova service subscribers, who presently outnumber our FOMA service subscribers by a wide margin, will migrate to FOMA service gradually. Although the expansion of the geographic coverage area of our current 2G (mova) network is virtually complete and the coverage area of our 3G (FOMA) network spreads almost nationwide in Japan, the continuation of network capacity expansion and enhancement in heavy traffic areas, maintenance of our existing networks, the construction, expansion and enhancement of the 3G (FOMA) network and research and development for 4G and other projects has required and will continue to require significant capital expenditures. We also expect that a certain amount of costs and expenses will be continuously required to administer the two different networks together. See “Capital Expenditures” in Item 5.B.

For the use of our spectrum, we pay a usage fee in accordance with the Radio Law, which is based on a number of factors including the number of base stations and handsets. In fiscal 2003, we paid total usage fees to the government of approximately ¥27.1 billion, compared to approximately ¥25.0 billion for fiscal 2002 and approximately ¥24.0 billion for fiscal 2001. The usage fees for our 3G spectrum allocation are calculated in accordance with a formula, which is similar to the formula that is used for our current fees for 2G spectrum allocation as determined in accordance with the Radio Law. The usage fee for 3G spectrum of approximately ¥1.6 billion was included in the amount of payment in fiscal 2003.

Cost of Equipment Sold

We purchase handsets from various manufacturers for resale to new subscribers and as replacement handsets for sale to existing subscribers who wish to upgrade their equipment. The average period between handset replacements is approximately 2.5 years. We believe that this is due in large part to subscribers selecting new handsets to take advantage of continuing improvements in handsets’ function such as performance of cameras and battery life and to take advantage of new services such as i-mode, i-appli and i-shot. Additionally, particularly successful models of handsets also generated increased handset sales. In fiscal 2001, sales of handsets to new subscribers were lower than fiscal 2000, resulting in a decrease in related handset acquisition costs. In fiscal 2002, cost of equipment sold increased slightly primarily due to costs associated with the disposal of unsold early-model FOMA handsets. During fiscal 2003, sales of new series of FOMA and mova handsets were good. Accordingly, the cost of equipment sold and commissions paid to agents increased. We are expecting rapid growth in the number of FOMA subscribers. Because procurement costs for FOMA handsets are higher than that of mova handsets, resulting in higher selling expenses with FOMA handsets, it will have an adverse effect on our earnings. We expect the situation to continue for the short term. The cost of FOMA handsets may decline as the volume of procurement increases.

Selling, General and Administrative Expenses

The primary expenses included in our selling, general, and administrative expenses are expenses related to acquiring new subscribers, the most significant of which are commissions paid to sales agents. The main components of the commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscriber and volume incentives that vary depending on the number of new subscribers per agent per month. In addition, we pay agents a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Commissions differ from region to region due to such factors as the competitive and economic environments in the various regions. Average commissions we paid when acquiring a new subscriber who also purchased a handset were approximately ¥30 thousand per subscriber for fiscal 2003, 2002 and 2001. As with the costs of acquiring new subscribers, sales of replacement handsets to existing subscribers and the related activation of the handsets also generally result in average commissions paid to agents of approximately ¥30 thousand per subscriber. Aggregate commissions paid for FOMA subscriber acquisitions or FOMA handset sales were not significant in this fiscal year, but the average FOMA commission per subscriber acquisition or handset sale was approximately ¥10 thousand higher than that for a mova acquisition or handset sale. We adopted EITF 01-09 from April 1, 2002, and therefore the portion of the commissions paid to agent resellers for equipment, including handsets, are recognized as a reduction of equipment sales revenues.

Beginning in the second half of fiscal 2002, we have been investing in the development of FOMA handsets being developed by various handset manufacturers. The amounts of our investment in the development of FOMA handsets during the fiscal 2003, and 2002, were approximately ¥23.5 billion and approximately ¥17.5 billion, respectively, and included in selling, general, and administrative expenses.

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

Equity in Net Losses of Affiliates

We expect that equity in net income/losses of affiliates will continue to be affected primarily by our overseas investments. First, we include our pro-rata portion of the net income or net losses of these companies as the investments are accounted for by the equity method. Effective as of April 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” and ceased amortization of equity method goodwill associated with our investments. We have reviewed our investments and equity method goodwill for impairment based on an other than temporary decline in value and have recognized several impairments, as described below. As of March 31, 2004, we had approximately ¥45.2 billion of equity method goodwill remaining from our overseas investee affiliates.

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile carrier in the US, and certain of its affiliates. See also Item 5.B, “Liquidity and Capital Resources”, and footnotes to the consolidated financial statements 5.

In addition to recording our portion of the income and losses of our equity method affiliates, we also regularly test the value of our equity method investments. As a result and to the extent there is impairment, we have had and may in future periods have write-downs related to other than temporary declines in value of these investments. In recent years, telecommunications companies and wireless operators, including the companies we invested in, have experienced a variety of negative developments, including increased competition, increasing debt burdens from network build outs, expensive 3G spectrum auctions and other factors. As a result, these companies have experienced financial difficulties and significant volatility in share prices. In light of the effects of these negative developments and related declines in the reported market prices or market values of our overseas affiliates and other affiliates, we recognized impairment losses equal to ¥319,564 million, net of deferred taxes of ¥225,535 million, in fiscal 2002, and ¥624,644 million, net of deferred taxes of ¥453,235 million, in fiscal 2001, with respect to our interests in some of our affiliates. We believe the estimated fair values of our investments in affiliates at March 31, 2004 equaled or exceeded the related carrying values as a result of these impairments.

Results of Operations

The following tables set forth selected income statement data in yen amounts and expressed as a percentage of total operating revenues for the periods indicated:

	Fiscal
	2001	2002	2003
	(in millions)
Operating revenues:
Wireless services	¥4,153,459	¥4,350,861	¥4,487,912
Equipment sales (1)	505,795	458,227	560,153

	4,659,254	4,809,088	5,048,065

Operating expenses:
Cost of services	710,305	707,253	712,571
Cost of equipment sold	927,483	950,699	1,094,332
Depreciation and amortization	640,505	749,197	720,997
Selling, general, and administrative (1)	1,380,074	1,345,220	1,417,247

	3,658,367	3,752,369	3,945,147

Operating income	1,000,887	1,056,719	1,102,918
Other expenses, net	44,496	13,751	1,795

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	956,391	1,042,968	1,101,123
Income taxes	399,643	454,487	429,116

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	556,748	588,481	672,007
Equity in net losses of affiliates (2)	(643,962)	(324,241)	(21,960)
Minority interests in earnings of consolidated subsidiaries	(28,977)	(16,033)	(40)

Income (loss) before cumulative effect of accounting change	(116,191)	248,207	650,007
Cumulative effect of accounting change (3)	—	(35,716)	—
Net income (loss)	¥(116,191)	¥212,491	¥650,007

	Fiscal
	2001	2002	2003
Operating revenues:
Wireless services	89.1%	90.5%	88.9%
Equipment sales	10.9	9.5	11.1

	100.0	100.0	100.0

Operating expenses:
Cost of services	15.3	14.7	14.1
Cost of equipment sold	19.9	19.8	21.7
Depreciation and amortization	13.7	15.5	14.3
Selling, general, and administrative	29.6	28.0	28.1

	78.5	78.0	78.2

Operating income	21.5	22.0	21.8
Other expenses, net	1.0	0.3	0.0

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	20.5	21.7	21.8
Income taxes	8.6	9.5	8.5

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	11.9	12.2	13.3
Equity in net losses of affiliates	(13.8)	(6.7)	(0.4)
Minority interests in earnings of consolidated subsidiaries	(0.6)	(0.3)	(0.0)

Income (loss) before cumulative effect of accounting change	(2.5)	5.2	12.9
Cumulative effect of accounting change	—	(0.8)	—
Net income (loss)	(2.5)	4.4	12.9

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and selling, general and administrative expenses in fiscal 2001 have been reclassified. Equipment sales and selling, general and administrative expenses in fiscal 2003 were decreased by ¥605,472 million and ¥593,939 million, respectively. And, in fiscal 2002, they were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, selling, general and administrative expenses, amounting to ¥507,884 million in fiscal, 2001 have also been reclassified as a reduction of equipment sales.
(2)	Includes write-downs in investment in affiliates of ¥319,564 million, net of deferred taxes of ¥225,535 million, and ¥624,644 million, net of deferred taxes of ¥453,235 million, in fiscal 2002 and 2001, respectively.
(3)	This relates to the adoption of EITF 01-09 and the timing for recognizing commissions payable to agents.

Comparison of Fiscal 2003 with Fiscal 2002

Operating revenues increased by 5.0% to ¥5,048,065 million in fiscal 2003 from ¥4,809,088 million in fiscal 2002. Wireless services accounted for 88.9% of revenue in fiscal 2003 compared to 90.5% in the prior year. The increase in wireless services revenues was due primarily to a 3.4% growth in mobile phone services revenues, including i-mode and other packet communication services, to ¥4,337,035 million in fiscal 2003. Although our cellular (mova) services revenues decreased to ¥3,156,467 million in fiscal 2003 from ¥3,286,372 million in fiscal 2002, the growth in our cellular (FOMA) services revenues which increased to ¥152,986 million in fiscal 2003 from ¥13,613 million in fiscal 2002, and the growth in i-mode services that resulted in packet communications services revenues increasing to ¥1,020,650 million in fiscal 2003 from ¥886,337 million in fiscal 2002, lead to the increase in mobile phone services revenues. This shows that our continuous efforts to migrate the subscriber base from mova to FOMA, and to expand other than voice usage through data communications services more than offset the decrease of revenues from voice traffic over cellular (mova)

services. PHS revenues, representing 1.6% of wireless services, decreased by 11.3% from prior fiscal year while Quickcast revenues, representing 0.1% of wireless services, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 22.2% increase in equipment sales revenues compared to the prior period was primarily due to brisk sales of both new mova handsets and new series of FOMA handsets introduced in the fourth quarter.

Operating expenses increased by 5.1% to ¥3,945,147 million in fiscal 2003 from ¥3,752,369 million in fiscal 2002. This increase was largely due to a 15.1% increase in cost of equipment sold, while depreciation and amortization decreased 3.8%. The increase in the handset sales lead to the increase in cost of equipment sold. The decrease in depreciation and amortization expense was primarily because for the prior fiscal year we upgraded our platform facilities for i-mode services and shortened depreciation periods of the retired facilities, while for fiscal 2003, we have decreased capital expenditures as a result of our efforts to make capital expenditures more efficient and less costly. Cost of services slightly increased from the previous fiscal year by 0.8%. Selling, general and administrative expenses increased from the previous fiscal year by 5.4% primarily because the aggregate commissions paid to reseller increased as a result of the increase in handset sales. Operating expenses increased as a percentage of operating revenues to 78.2% in fiscal 2003 from 78.0% in fiscal 2002. This was primarily because the increase in operating expenses, including selling, general and administrative expenses was larger than the increase in cellular (FOMA) revenues and in packet communications services revenues.

As a result of the foregoing, our operating income for fiscal 2003 was ¥1,102,918 million, representing a 4.4% increase.

Other expenses, net, which include such items as interest expense, interest income, foreign exchange gains and losses and gains and losses on marketable securities, decreased by 86.9% to ¥1,795 million in fiscal 2003 from ¥13,751 million in fiscal 2002, primarily due to a decrease in interest expense caused by a decrease in interest bearing liabilities aiming to strengthen our financial position, and the fact that we recognized an evaluation gain of approximately ¥2,665 million on a share-exchange right related to our investment in KG Telecommunications Co., Ltd. (“KGT”), a former affiliate.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥1,101,123 million and ¥1,042,968 million for fiscal 2003 and fiscal 2002, respectively. Income taxes were ¥429,116 million in fiscal 2003 and ¥454,487 million fiscal 2002, representing effective tax rates of approximately 39% for fiscal 2003 and 44% for fiscal 2002. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42% for both fiscal 2003 and 2002. For fiscal 2003, the Japanese government introduced special tax treatment to promote growth of information technology related industry, which enabled part of the investments to certain IT related assets to be deducted from taxable income. This lead to the difference between the effective tax rate and the statutory tax rate.

Equity in net losses of affiliates, net of taxes, decreased to ¥21,960 million in fiscal 2003 from ¥324,241 million in fiscal 2002, mainly because there were no write-downs of investments in affiliates in fiscal 2003, and there were write-downs of investments in affiliates of ¥319,564 million, net of deferred taxes of ¥225,535 million in fiscal 2002.

As a result of the foregoing, we recorded net income of ¥650,007 million in fiscal 2003 compared to net income of ¥212,491 million in fiscal 2002.

Comparison of Fiscal 2002 with Fiscal 2001

Operating revenues increased by 3.2% to ¥4,809,088 million in fiscal 2002 from ¥4,659,254 million in fiscal 2001. Wireless services accounted for 90.5% of revenue in fiscal 2002 compared to 89.1% in the prior year. The increase in wireless services revenues was due primarily to a 5.1% growth in mobile phone services revenues, including i-mode and other packet communication services, to ¥4,193,625 million in fiscal 2002. This increase in mobile phone services revenues reflects growth in the cellular subscriber base and the strong performance of i-mode services, which offset declining voice ARPU which was due to rate reductions, an increase of subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mails instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. The growth in i-mode resulted in packet communications services revenues increasing to ¥886,337 million in fiscal 2002 from ¥716,091 million in fiscal 2001. PHS revenues, representing 1.8% of wireless services, decreased by 10.8% while Quickcast revenues, representing 0.2% of wireless services, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 9.4% decrease in equipment sales revenues from the prior period was primarily due to the fact that there has been an increase in replacements as a percentage of total equipment sales and under EITF 01-09 the percentage of reduction in revenues related to replacement sales is greater than for new sales.

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

Operating expenses decreased as a percentage of operating revenues to 78.0% in fiscal 2002 from 78.5% in fiscal 2001. This was primarily because the increase in packet communications services revenues was larger than the increase in operating expenses, including depreciation and amortization.

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

Equity in net losses of affiliates, net of taxes, decreased to ¥324,241 million in fiscal 2002 from ¥643,962 million in fiscal 2001, mainly because write-downs of investments in affiliates decreased to ¥319,564 million, net of deferred taxes of ¥225,535 million, in fiscal 2002 from ¥624,644 million, net of deferred taxes of ¥453,235 million, in fiscal 2001.

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

Segment Information

General

We conform to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 requires us to report about our operating segments in our financial statements. In applying SFAS No. 131, we currently have four primary business segments: mobile phone business, PHS business, Quickcast business and miscellaneous business. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management.

Our chief operating decision maker monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports. From fiscal 2002, we changed our disclosure of consolidated financial information in Japan from Japanese GAAP to U.S. GAAP. Accordingly, our management reports, which were prepared in accordance with Japanese GAAP in previous years, are prepared in accordance with U.S. GAAP from fiscal 2002. Segment information in accordance with Japanese GAAP continues to be presented for fiscal 2001 in Note 14 of the notes to our consolidated financial statements, but we have also included U.S. GAAP information in Note 14 to provide comparability of the segment information and for the convenience of the users of the financial statements.

Our mobile phone business segment includes:

•	mova services,

•	FOMA services,

•	packet communications services,

•	satellite mobile communications services,

•	in-flight telephone services, and

•	equipment sales related to these services.

We ceased providing in-flight telephone services on March 31, 2004.

Our Personal Handyphone System, or PHS, business segment includes PHS service and related equipment sales. Our Quickcast business segment includes Quickcast service and related equipment sales. Our miscellaneous business segment includes international dialing and roaming service and other miscellaneous services, which in the aggregate are not significant.

Mobile phone business segment

In fiscal 2003, our operating revenues increased 5.0% to ¥5,048,065 million, our operating expenses increased 5.1% to ¥3,945,147 million and our operating income increased 4.4% to ¥1,102,918 million.

Operating revenues from our mobile phone business segment increased 5.3% to ¥4,937,666 million. Cellular (mova) service revenues, which are revenues from voice traffic of mova services decreased because of rate reductions, increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, increased subscribers using i-mode e-mails instead of voice calls, and migration of subscriber base from mova to FOMA. The decrease was more than offset by the growth of FOMA revenues and the continued growth of i-mode services. In addition, introduction of new mova series handsets with better data communication capabilities, and improved FOMA series handsets with comparable battery life and weight with mova handsets, that offer enhanced application handling capabilities together with high speed data access, showed strong sales. As a result, associated service revenues contributed to the increase in the mobile phone business segment revenues. Revenues from our mobile phone business segment represented 97.8% of total wireless service revenues in fiscal 2003, up slightly from 97.5% in fiscal 2002. Operating expenses in our mobile phone business segment increased 5.4% to ¥3,798,785 million primarily due to increased subscriber retention costs primarily related to our point service program. As a result, operating income from our mobile phone business segment increased 4.8% to ¥1,138,881 million from 1,087,187 million in fiscal 2002.

We expect that FOMA will become an increasingly important component of the mobile phone business segment in the years to come. The migration of our subscriber base to FOMA showed steady progress and the number of subscribers for FOMA grew more than expected to 3.05 million at Mar. 31, 2004. For fiscal 2003, FOMA service operating revenues, excluding FOMA handset sales, increased to ¥153.0 billion from ¥13.6 billion in fiscal 2002, thus covering the decrease of mova service revenues. We believe the increase in FOMA subscribers is due to improvements in the FOMA handsets, as can be seen from the popularity of FOMA 900i series handsets and the construction of a network with a service area that is almost the same as the service area for mova services covering 99% of the population as of March 31, 2004. We believe FOMA revenues will be able to cover FOMA service costs as a result of continuous growth of FOMA revenues in the near future.

PHS business segment

Operating revenues in our PHS business segment decreased by 11.0% to ¥75,702 million in fiscal 2003 from ¥85,038 million in fiscal 2002, primarily due to a decrease in the number of PHS subscribers. Operating expenses in the PHS business segment decreased by 1.9% to ¥111,224 million in fiscal 2003 from ¥113,332 million in fiscal 2002. The introduction of data-card-type PHS terminals for @FreeD, a fixed-fee service for data communications, led to an increase in sales commissions for new subscriber additions, and it offset a decrease in depreciation and amortization due to reduced capital expenditures for PHS business facilities and our cost reduction efforts. Our PHS business segment operating loss increased by 25.5% to ¥35,522 million in fiscal 2003 from ¥28,294 million in prior fiscal year. As the number of PHS subscribers in the Japanese market continues to decrease, the number of PHS subscribers as of March 31, 2004, decreased to 1.59 million (down 5.7% year-on-year). However, we saw a net increase in the number of data-card-type PHS subscribers as a result of our initiatives to focus on an increase in usage of a fixed-fee service for data communications. We will focus on the data communications and continue our efforts to streamline our PHS business operation.

Quickcast business segment

Operating revenues in our Quickcast business segment decreased by 26.1% to ¥5,981 million in fiscal 2003 from ¥8,088 million in fiscal 2002 as a result of the continuing decline of Quickcast subscribers and lower levels of usage as the market for pager services in Japan continued to shrink. Operating revenues from the Quickcast business segment now represent only 0.1% of total operating revenues. Operating expenses decreased by 46.2% to ¥7,832 million in fiscal 2003 from ¥14,546 million in fiscal 2002 due to our cost reduction efforts for communication network charges and other costs. Our operating loss from our Quickcast business segment decreased from ¥6,458 million in the prior year by 71.3% to a loss of ¥1,851 million. We continuously strive for cost reduction regarding our Quickcast business. At the same time, we are considering to replacing the service with the other services we provide.

Miscellaneous business segment

Operating revenues from our miscellaneous business increased by 12.5% to ¥28,716 million in fiscal 2003 from ¥25,518 million in fiscal 2002. The increase was mainly due to an increase in international dialing and roaming services revenues. Operating expense from our miscellaneous business increased by 28.6% to ¥27,306 million in fiscal 2003 from ¥21,234 million in fiscal 2002, because the costs and expenses of new services such as our wireless LAN service increased. As a result, operating income from our miscellaneous business decreased by 67.1% to ¥1,410 million in fiscal 2003 from ¥4,284 million in fiscal 2002.

Accounting Developments

In May 2003, Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have any impact on our results of operations and financial position.

In November 2002, EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The adoption of EITF 00-21 does not have a significant impact on our results of operations and financial position.

In May 2003, EITF reached a consensus on Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The guidance in the consensus is effective for arrangements entered into, agreed to, modified or acquired in business combinations in fiscal periods beginning after May 28, 2003. We are in the process of determining the impact, if any, that the adoption of EITF 01-08 will have on its results of operations and financial position.

In March 2004, EITF reached a consensus on Issue No. 03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This Issue provides guidance which should be used to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” certain debt and equity securities within the scope of SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit-Organization,” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We applied the new disclosure requirement as of March 31, 2004. The recognition and measurement guidance in the consensus should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004 and the disclosure requirement for cost method investments are effective for annual financial statements for the years ending after June 15, 2004. We are in the process of determining the impact, if any, that adoption of this guidance will have on its result of operations and financial position.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular, PHS and Quickcast businesses, our internal use software and our other intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in fiscal 2003, 2002 and 2001 were ¥720,997 million, ¥749,197 million and ¥640,505 million, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at six to 15 years. The estimated useful life of our internal use software is set at five years. If technological or other changes were to occur more rapidly or in a different form than anticipated or new laws or regulations are enacted or the intended use changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of increased depreciation and amortization expense or losses in future periods.

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

No write-downs of our long-lived assets have been recorded in the last three fiscal years. We are monitoring our Quickcast (paging) business operation due to a previous impairment charge, decline in subscribers and decline in cash flows. We are also monitoring our PHS business operations due to current and historical operating losses. We currently estimate that the carrying values for paging assets, which were approximately ¥11.7 billion as of March 31, 2004, and PHS assets, which were approximately ¥112.3 billion as of March 31, 2004, will be recoverable.

Impairment of Goodwill

We review goodwill for impairment based on the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this standard, an impairment testing process for goodwill is required to be performed at least annually or on an interim basis if an event occurs or circumstances change that would indicate the asset might be impaired. These events or circumstances include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business and other factors.

Our goodwill totaled ¥133,354 million as of March 31, 2004, and was recorded, based on valuation results, primarily as a result of the acquisition of minority interests in our eight regional subsidiaries through share exchanges in November 2002. The impairment test requires us to first compare the fair value of the reporting units to which our goodwill is assigned with their carrying amounts. The estimate of the fair value of the reporting units is primarily based on a present value technique using discounted cash flows. Significant estimates used in our cash flow projections include, among others, market growth and market share, churn rates, ARPU (average monthly revenue per unit) and capital expenditures for our mobile phone business. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment compares the implied fair value of goodwill of that reporting unit with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The use of different estimates or assumptions in our discounted cash flows may result in different values for our goodwill and any related impairment charge.

Impairment of investments in affiliates

We have made investments in certain entities, which are accounted for on the equity method, the total carrying value for which was ¥324,155 million as of March 31, 2004. Equity method accounting requires that we assess if a decline in value of any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following:

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

As a result of such evaluations, we determined that there were other than temporary declines in the values of several of our investee affiliates and recorded impairment charges aggregating ¥624,644 million, net of deferred income taxes of ¥453,235 million, for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million for AT&T Wireless, ¥320,481 million for KPN Mobile N.V. (“KPNM”), ¥36,461 million for KGT and ¥56,444 million for Hutchison H3G UK Holdings Limited (“H3G UK”). We also recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million, for the year ended March 31, 2003. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥117,898 million for KPNM, ¥9,619 million for KGT, ¥123,245 million for H3G UK and ¥10,259 million for DoCoMo AOL, Inc. The impairment charges are included in equity in earnings (losses) of affiliates in our income statement. For the year ended March 31, 2004, we determined that there was no other than temporary declines in the values of our investee affiliates. While we believe the remaining carrying values of our affiliate investments are realizable, actual results or changes in circumstances, including cash flow projections or valuations, could require additional charges to be recorded.

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

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. Calculation of the amount of pension cost and liabilities for retirement allowances requires us to make various judgments and assumptions including the discount rate, long-term rate of return on funded assets, long-term rate of salary increases and expected remaining service lives of our plan participants. We believe the most significant of these assumptions in the calculations are the discount rates and the expected long-term rate of return on funded assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed-rate debt securities for maturity periods that match the remaining service lives of our plan participants. In determining the expected long-term rate of return on plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results. The rates are reviewed annually, and if an event occurs that would have significant influence on the rates or the investment environment changes dramatically, we review the assumptions, as necessary.

	Fiscal
	2001	2002	2003
Discount rate	2.5%	2.0%	2.0%
Long-term rate of return on funded assets	3.0	2.5	2.5

We also participate in a contributory defined benefit welfare pension plan sponsored by NTT. The amount of our total projected benefit obligations for both of the non-contributory defined benefit pension plan and the contributory defined benefit welfare pension plan as of the end of the fiscal 2002 and 2003 were ¥283.5 billion and ¥289.2 billion, respectively. The amount is subject to change due to differences in actual experience or changes in assumptions, and the effect of such differences can be substantial. The differences between estimates and the actual benefit obligations are amortized over the expected average remaining service life of participants. For example, our projected benefit obligation in fiscal 2002 increased by ¥22.5 billion as a result of our changing the discount rate from 2.5% to 2.0%, which contributed to the increase in unrecognized actuarial losses during the year. We believe that if there is a similar change of the discount rate in the future with no other changes, it would have the same level of impact on the amount of our total projected benefit obligations.

Revenue recognition

Beginning April 1, 2000, we revised our revenue recognition policy to defer upfront activation fees and to recognize them as revenues over the expected term of the customer relationship, which ranges from two to seven years depending on the type of service. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same periods. While this policy does not have any material impact on net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect our estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated competing products, services and technologies. The current amortization periods are based on an analysis of historical trends and our experience. In fiscal 2003, 2002 and 2001, we amortized deferred activation fees of ¥3,982 million, ¥3,945 million and ¥4,409 million, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2004, remaining unamortized deferred activation fees were ¥121,265 million.

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

The following table shows a reconciliation of capital expenditures to purchases of property, plant and equipment and intangible and other assets.

	Fiscal
	1999	2000	2001	2002	2003
	(millions of yen)
Capital expenditures	¥876,058	¥1,012,795	¥1,032,256	¥853,956	¥805,482
Effects of timing difference between acquisition dates and payment dates	62,533	(55,319)	30,445	10,750	(2,553)

Purchases of property, plant and equipment	(745,002)	(803,397)	(863,184)	(700,468)	(625,284)
Purchases of intangible and other assets	(193,589)	(154,079)	(199,517)	(164,238)	(177,645)

B. Liquidity and Capital Resources

Cash Requirements

Our cash requirements for fiscal 2004, include money needed to make payments related to interest bearing liabilities and other contractual obligations, to expand our 3G FOMA infrastructure around Japan and to invest in other facilities. The sources of our funds are cash from current and future operations as well as future borrowings from banks and other financial institutions and the issuance of debt or equity securities in the capital markets. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt or equity securities will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain external financing if necessary for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through additional borrowing or the issuance of additional debt or equity securities. However, if we have underestimated our capital or other expenditure requirements or overestimated future cash flows, additional debt, equity or other financing may be required. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

Long-term Debt and other Contractual Obligations

As of March 31, 2004, we had ¥1,091,596 million in long-term debt, including current maturities, primarily in loans from banks and other financial institutions and corporate bonds, while we had ¥1,338,368 million of long-term debt as of March 31, 2003. We did no long-term financing in fiscal 2003, while we actively reduced our long-term debt and repaid ¥245,411 million of long-term debt. In fiscal 2002, we issued five-year euro-dollar bonds in the aggregate amount of $100 million (¥11.8 billion at issuance) in March 2003, four-year domestic straight corporate bonds in the aggregate amount of ¥50 billion in January 2003 and five-year domestic straight corporate bonds in the aggregate amount of ¥100 billion in April 2002, for the purpose of refinancing existing long-term debt. In fiscal 2001 we issued long-term debt with an aggregate face amount of ¥397,000 million. In fiscal 2002 and 2001, we made payments for the settlement of long-term debt of ¥212,934 million and ¥177,686 million, respectively.

Of our long-term debt at March 31, 2004, ¥330,537 million, including current portion, was unsecured indebtedness to banks, insurance companies and others at fixed interest rates of 0.5% - 4.9% and with maturities currently from fiscal 2004 through fiscal 2012. As of March 31, 2004, we also had ¥761,059 million in unsecured bonds due from fiscal 2004 to fiscal 2011 with coupon rates of 0.3%-3.5%. For information about our debt servicing schedule, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.” We have been seeking to level out our repayment requirements.

The following table summarizes our long-term debt and lease payment obligations (including current portion) over the next several years.

Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥761,059	¥8,000	¥266,200	¥157,969	¥328,890
Unsecured Loans	330,537	128,642	77,866	47,029	77,000
Capital Leases	8,855	4,015	4,090	705	45
Operating Leases	27,053	1,424	2,848	2,848	19,933
Other Contractual Obligations	192,925	191,329	1,596	—	—

Total	¥1,320,429	¥333,410	¥352,600	¥208,551	¥425,868

Our other contractual obligations as of March 31, 2004, principally consisted of commitments to purchase property and equipment for our cellular network, and commitments to purchase inventories, mainly handsets. As of March 31, 2004, we had committed ¥89,371 million for property and equipment, ¥40,993 million for inventories and ¥62,561 million for the other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our 3G and 2G networks and for other purposes. See “Capital Expenditures” below. Also, we consider potential opportunities to enter new areas of business, make acquisitions or enter into joint ventures, equity investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a material adverse effect on our financial position.

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

Our capital expenditures in fiscal 2003 decreased from fiscal 2002. In fiscal 2003, we reduced our capital expenditures for the 2G network and actively made capital expenditures for the 3G (FOMA) network to make it more efficient, while in fiscal 2001 and fiscal 2000, we made capital expenditures for expansion of the 2G network and for construction of the 3G (FOMA) network. Specifically, in fiscal 2002, we made capital expenditures to further build the 3G (FOMA) network in order to expand the FOMA service area nationwide and to further improve communication quality in existing service areas. We also tried to make network expenditures more efficient by introducing smaller and less expensive base station equipment and decreasing equipment acquisition costs.

Total capital expenditures on an accrual basis were ¥805,482 million for fiscal 2003, ¥853,956 million for fiscal 2002 and ¥1,032.3 billion for fiscal 2001. In fiscal 2003, 48.6% of capital expenditures were used for construction of our 3G (FOMA) network, 23.8% for general capital expenditures, 10.5% for construction of the 2G network, 8.9% for construction of transmission lines and 6.6% for i-mode related expenditures. By comparison, in fiscal 2002, 40.1% of capital expenditures were used for construction of our 3G network, 28.6% for general capital expenditures, 10.8% for construction of the 2G network, 10.7% for construction of transmission lines and 8.8% for i-mode related expenditures.

In fiscal 2004, we expect total capital expenditures to be approximately ¥796.0 billion (on an accrual basis), of which approximately 59% will be for construction of our 3G (FOMA) network, approximately 22% for general capital expenditures, approximately 9% for construction of transmission lines, approximately 6% for construction of the 2G network and approximately 4% for i-mode related expenditures, which we expect to finance with internal cash flows. These capital investments will take place in Japan. Our 3G population coverage was approximately 99% of Japan as of the end of March 2004, and according to our current 3G construction schedule we will not only expand outdoor coverage efficiently but also reinforce indoor coverage roll-out. For example, we expanded the coverage area of FOMA to all subway stations in Tokyo in June 2004.

We currently expect capital expenditures for each of the next few fiscal years will be at approximately the same level as this fiscal year primarily because increased capital expenditures relating to expanding, maintaining and upgrading our 3G (FOMA) system will be largely offset by decreasing capital expenditures related to our current 2G network.

Our level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscribers and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. The nature, scale and timing of capital expenditures to reinforce our 3G network may be materially different from current plans due to demand (either higher or lower than anticipated) for the services, delays in the construction of the network or in the introduction of services and changes in the variable costs of components for the network. We expect that these capital expenditures will be affected by market demand for our mobile multimedia services, including i-mode, and other data transmission services, and by schedule of ongoing expansion of the existing networks to meet the demand.

Sources of Cash

As described above, we will continue to require significant capital expenditures to further develop our operations, including further construction of our 3G network. We will also require funds for repayment of our debt. Our primary source of funds to finance our capital expenditures and other capital requirements has been cash flow from operating activities and financing activities.

The following table sets forth certain information about our cash flows during fiscal 2003, fiscal 2002 and fiscal 2001:

	Fiscal
	2001	2002	2003
	(millions of yen)
Net cash provided by operating activities	¥1,341,088	¥1,584,610	¥1,710,243
Net cash used in investing activities	(1,125,093)	(871,430)	(847,309)
Net cash used in financing activities	(33,372)	(333,277)	(705,856)

Net increase in cash and cash equivalents	182,623	379,903	157,079
Cash and cash equivalents at beginning of period	118,425	301,048	680,951

Cash and cash equivalents at end of period	¥301,048	¥680,951	¥838,030

For fiscal 2003, our net cash provided by operating activities was ¥1,710,243 million, an increase of 7.9% over ¥1,584,610 million for fiscal 2002. The increase was primarily due to a slight increase in operating income excluding depreciation and amortization, and a decrease in income tax payments and increase in tax refunds, owing to realization of deferred tax asset from the impairment of investment in KPNM.

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

In fiscal 2003, net cash used in investing activities was ¥847,309 million, a decrease of 2.8%, compared to ¥871,430 million in the prior fiscal year. Although we used ¥38,242 million as a shareholder loan against H3G UK, net cash used in investing activities decreased primarily due to a decrease in capital expenditures for the acquisition of property, plant and equipment. We expect to continue to make significant capital expenditures in our networks and for other purposes and expect to fund such expenditures primarily from net cash provided by operating activities.

In fiscal 2002, net cash used in investing activities was ¥871,430 million, a decrease of 22.5%, compared to ¥1,125,093 million in fiscal 2001. The decrease in net cash used in investing activities was due primarily to a decrease in capital expenditures for the acquisition of property, plant and equipment, and intangible and other assets as well as a decrease in purchase of investments.

Net cash used in financing activities was ¥705,856 million in fiscal 2003, an increase of 111.8%, compared to ¥333,277 million in fiscal 2002. We paid dividend of ¥49,813 million and repurchased our own shares totaling ¥394,903 million to increase our capital efficiency, and reduced interest bearing liabilities totaling ¥255,411 million to strengthen our financial position.

Net cash used in financing activities was ¥333,277 million in fiscal 2002 compared to ¥33,372 million in fiscal 2001. In fiscal 2002, we paid dividend of ¥10,036 million, repurchased our own shares totaling ¥234,462 million, which we mostly used to acquire the remaining minority interests in our eight regional subsidiaries in share exchanges, and a reduced ¥81,710 million in interest bearing liabilities to strengthen our financial position.

Cash and cash equivalents at March 31, 2004, amounted to ¥838,030 million, representing an increase of ¥157,079 million from ¥680,951 million at March 31, 2003.

Cash and cash equivalents at March 31, 2003, amounted to ¥680,951 million, representing an increase of ¥379,903 million from ¥301,048 million at March 31, 2002.

As for our sources of cash for fiscal 2004, we expect our cash flow from operating activities to decrease from the prior year, because of a decrease in operating income excluding depreciation and amortization, and an increase in corporate tax payment compared to the prior year when there was less tax payment due to the realization of deferred tax asset from the impairment of our investment in KPNM. On the other hand, if the sale of our AT&T Wireless shares took place and approximately US$6,495 million of cash flow from investing activities realized, there will be a net positive effect on our total cash flow compared to the prior year.

Hedging Activities

Derivative Transactions

We enter into certain interest rate swap contracts to manage exposure to fluctuations in interest rates on our debt. We employ foreign currency forward transactions to hedge risks related to foreign currency denominated transactions which exceed a certain amount. We had no foreign exchange forward contracts outstanding at March 31, 2004 or March 31, 2003. We do not hold or issue derivatives for trading purposes. We enter into derivative transactions only with major financial institutions. We maintain and comply with an internal regulation that specifies the type of derivative transactions we can enter into and the procedures to approve and monitor such transactions . Our participation in such transactions has not had, and our management believes that it will not have, a material adverse effect on our financial position or results of operations.

The total notional amount of interest rate swap contracts outstanding at March 31, 2004 to which we were a party was ¥51,500 million.

Other Hedging Activities

We are also subject to foreign exchange rate risk with respect to our foreign investments because those investments are denominated in foreign currencies. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of March 31, 2004, from this instrument was ¥712 million and was recorded as a foreign currency translation adjustment for fiscal 2003.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, research and development related to fourth-generation systems and upgrading the functions of 2G systems. Research and development expenses are charged to income as incurred. We spent ¥124,514 million, ¥126,229 million and ¥99,454 million as research and development in fiscal 2003, 2002 and 2001, respectively.

Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The amounts of our investment in the development of FOMA phones during fiscal 2003 and 2002, were ¥23.5 billion and ¥17.5 billion, respectively.

See “Research and Development” in Item 4.B. for further information on our research and development.

D. Trend Information.

The competition in the Japanese mobile communications market became increasingly harsh in fiscal 2003, with each carrier introducing new price plans and handsets equipped with highly advanced features to respond to the diversification of customer needs as the penetration rate of cellular phones continued to rise. As the downtrend in the average revenue per unit (ARPU) of our subscribers continues, we are expecting a decline in our operating revenues and operating income in fiscal 2004, because we have decided to lower our service charges to strengthen our competitiveness and propel growth in the future, e.g., by expanding our “Family Discount” package and introducing flat-rate charges for packet access via FOMA, and also due to the projected increase in revenue-linked expenses associated with our efforts to accelerate subscribers’ migration to FOMA.

In fiscal 2003, aggregate ARPU declined from the previous fiscal year and we believe that it will continue to decline in fiscal 2004. Voice ARPU in fiscal 2003, declined from the previous fiscal year and will continue to decline in the fiscal year ending March 31, 2005. Packet ARPU in fiscal 2003, continued to grow at a slower pace than in previous years, and we expect that it will decline in fiscal 2004.

We base our expectations on the following assumptions:

•	the number of subscribers as of March 31, 2005, will increase to approximately 47.7 million (of which approximately 43.4 million will also be subscribers to i-mode) including approximately 10.6 million FOMA subscribers and approximately 37.1 million mova subscribers, representing a lower annual growth rate as compared with the growth rates for previous years as we enter a period of stable growth;

•	handset sales revenues are expected to increase slightly during fiscal 2004 as compared with handset sales revenues for fiscal 2003, resulting in slightly higher operating revenues from equipment sales;

•	aggregate ARPU will decrease as a result of the following:

•	Voice ARPU will further decrease because of (i) lower voice communication rate, due to the rate reduction that took place in April 2004, (ii) full-year impact of rate reduction that took place after April 2003, (iii) an increase in subscribers using their most appropriate tariff plans, and (iv) reduction in minutes of usage due to an increase in the proportion of lower usage subscribers.

•	i-mode ARPU will decrease due to discounts and introduction of flat rate services; and

•	we will continue to implement efforts to control operating expense increases.

Although we expect an increase in our income before income taxes in fiscal 2004, due to our possible sale of AT&T Wireless shares to Cingular, it is only a one-time effect and is not indicative of our future financial condition.

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

See Item.5.B.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Corporate Auditors

The following table sets forth our Directors (who include the executive officers) and Corporate Auditors and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned (1)	Initial Appointment Date
Directors:

Masao Nakamura (2)	President and Chief Executive Officer	—	Nov. 11, 1944	June 2006	47	June 1998

Masayuki Hirata (2)	Senior Executive Vice President	Managing Director of Global Business Division	Jul. 30, 1947	June 2006	41	June 2000

Kunio lshikawa (2)	Senior Executive Vice President	Managing Director of Network Division	Sep. 2, 1948	June 2006	38	June 1999

Seijiro Adachi (2)	Senior Executive Vice President	—	Jul. 8, 1944	June 2006	5	June 2004
Kei-ichi Enoki	Executive Vice President	Managing Director of Products & Services Division Managing Director of i-mode Business Division Managing Director of i-mode Business Department Managing Director of Mobile Multimedia Division	Mar. 15, 1949	June 2006	57	June 2000

Yasuhiro Kadowaki	Executive Vice President	Managing Director of General Affairs Department	Apr. 30, 1948	June 2006	32	June 2001

Takanori Utano	Executive Vice President and Chief Technical Officer	Managing Director of Research and Development Division	Sep. 20, 1949	June 2006	24	June 2001

Kiyoyuki Tsujimura	Executive Vice President	Managing Director of Corporate Strategy & Planning Department	Jan. 11, 1950	June 2006	50	June 2001

Shunichi Tamari	Executive Vice President	General Manager, Chiba Branch	Jan. 10, 1949	June 2006	28	June 2002

Takashi Sakamoto	Executive Vice President	Managing Director of Marketing Division	Jan. 13, 1949	June 2006	15	June 2002

Shuro Hoshizawa	Executive Vice President	Managing Director of Corporate Marketing Division	Jun. 17, 1949	June 2006	10	June 2002

Yoshiaki Ugaki	Executive Vice President and Chief Financial Officer	Managing Director of Accounts and Finance Department	Nov. 23, 1949	June 2006	6	June 2004

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned (1)	Initial Appointment Date

Hideki Niimi	Senior Vice President	Managing Director of Procurement and Supply Department	Feb. 26, 1951	June 2006	12	June 2002

Yojiro Inoue	Senior Vice President	General Manager, Marunouchi Branch	Mar. 25, 1949	June 2006	12	June 2003

Harunari Futatsugi	Senior Vice President	Managing Director of Personnel Development Department	Nov. 23, 1951	June 2006	11	June 2003

Bunya Kumagai	Senior Vice President	Managing Director of Sales Promotion Department, Marketing Division	Oct. 13, 1952	June 2006	29	June 2003

Seiji Tanaka	Senior Vice President	Deputy Managing Director of Corporate Marketing Division	Nov. 16, 1942	June 2006	8	June 2004

Hiroaki Nishioka	Senior Vice President	General Manager, Kanagawa Branch	Jan. 30, 1949	June 2006	7	June 2004

Fumio Nakanishi	Senior Vice President	Managing Director of DIG Promotion Office, General Affairs Department	Jan. 22, 1950	June 2006	10	June 2004

Akio Ooshima	Senior Vice President	Managing Director of Corporate Marketing Department II	Jun. 23, 1951	June 2006	6	June 2004

Masatoshi Suzuki	Senior Vice President	Managing Director of Public Relations Department	Oct. 30, 1951	June 2006	5	June 2004

Fumio Iwasaki(3)	Senior Vice President	Managing Director of Network Planning Department, Network Division	Feb. 28, 1953	June 2006	8	June 2004

Tsuyoshi Nishiyama	Senior Vice President	Managing Director of Radio Access Network Engineering Department, Network Division	Dec. 24, 1953	June 2006	10	June 2004

Keiji Tachikawa	Senior Vice President	Corporate Advisor	May 27, 1939	June 2006	142	June 1997

Masayuki Yamamura	Senior Vice President	—	Mar. 30, 1953	June 2006	5	June 2002

Keisuke Nakasaki (4)	Corporate Auditor	—	Oct. 10, 1941	June 2007	38	June 2000

Shinichi Nakatani (4)	Corporate Auditor	—	Aug. 31, 1943	June 2007	14	June 2002

Satoshi Fujita (4)	Corporate Auditor	—	Mar. 3, 1944	June 2007	5	June 2003

Shoichi Matsuhashi (4)	Corporate Auditor	—	Nov. 15, 1943	June 2008	5	June 2004

Michiharu Sakurai	Corporate Auditor	—	Mar. 4, 1937	June 2007	13	June 2003

(1)	DoCoMo shares owned as of June 19, 2004. No Director or Corporate Auditor owns more than 0.0003% of DoCoMo’s shares of common stock.
(2)	Representative Director.
(3)	Also Chairman of In-Tunnel Cellular Association.
(4)	Full-time Corporate Auditor.

Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of the Saitama Branch of NTT in 1996. He also became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 1999 and a Senior Executive Vice President of our company in 2002. He has served as the President and Chief Executive Officer of our company since 2004 and as a Director of our company since 1998.

Masayuki Hirata joined NTT Public Corporation in 1970. He became an Executive Manager of Department IV of NTT in 1999 and a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2001 and a Senior Executive Vice President of our company in 2004. He has served as a Senior Executive Vice President of our company and as a Managing Director of the Global Business Division since 2004 and as a Director of our company since 2000.

Kunio Ishikawa joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1999 and an Executive Vice President of our company in 2002 and a Senior Executive Vice President of our company in 2004. He has served as a Senior Executive Vice President of our company since 2004 and as a Managing Director of the Network Division since 2002 and as a Director of our company since 1999.

Seijiro Adachi joined the Ministry of Posts and Telecommunications in 1968. He became a Chief Executive Officer of the Foundation for the Policyholders of Postal Office Life Insurance in 2002. He became a Senior Executive Vice President of our company in 2004. He has served as a Senior Executive Vice President of our company since 2004 and as a Director of our company since 2004.

Kei-ichi Enoki joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2003 and as a Managing Director of the i-mode Business Division and as a Managing Director of the i-mode Business Department since 2001 and as a Managing Director of Products & Services Division and as a Managing Director of the Mobile Multimedia Division since 2004. He has also served as a Director of our company since 2000.

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

Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001 and an Executive Vice President of our company in 2004. He has served as an Executive Vice President and Chief Technical Officer of our company and as a Managing Director of the Research and Development Division since 2004 and as a Director of our company since 2001.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001 and an Executive Vice President of our company in 2004. He has served as an Executive Vice President of our company since 2004 and as a Managing Director of the Corporate Strategy & Planning Department since 2002 and as a Director of our company since 2001.

Shunichi Tamari joined NTT Public Corporation in 1971. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1999 and an Executive Vice President of the company in 2001. He also became a Senior Vice President of our company in 2002 and an Executive Vice President of our company in 2004. He has served as an Executive Vice President of our company and as a General Manager, Chiba Branch since 2004 and as a Director of our company since 2002.

Takashi Sakamoto joined NTT Public Corporation in 1973. He became a Senior Vice President of our company in 2002 and an Executive Vice President of our company in 2004. He has served as an Executive Vice President of our company and as a Managing Director of the Marketing Division since 2004 and as a Director of our company since 2002.

Shuro Hoshizawa joined NTT Public Corporation in 1973. He became a Senior Manager of the Corporate Strategy Planning Department of NTT East in 1999. He also became a Senior Vice President of our company in 2002 and as an Executive Vice President in 2004. He has served as an Executive Vice President of our company and as a Managing Director of the Corporate Marketing Division since 2004 and as a Director of our company since 2002.

Yoshiaki Ugaki joined NTT Public Corporation in 1972. He became a Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai in 2002. He has served as an Executive Vice President and Chief Financial Officer of our company and as a Managing Director of the Accounts and Finance Department of our company since 2004 and as a Director of our company since 2004.

Hideki Niimi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2002. He has served as a Senior Vice President of our company since 2002 and as a Managing Director of the Procurement and Supply Department of our company since 2003 and as a Director of our company since 2002.

Yojiro Inoue joined the Ministry of Posts and Telecommunications in 1972. He became a Vice President of the Satellite Information Foundation for Horse Racing Agriculture Forestry and Fisheries in 2000. He also became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company since 2003 and as a General Manager, Marunouchi Branch since 2004. He has also served as a Director of our company since 2003.

Harunari Futatsugi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company since 2003 and as a Managing Director of the Personnel Development Department since 2004 and as a Director of our company since 2003.

Bunya Kumagai joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2003. He has served as a Senior Vice President of our company and as a Managing Director of the Sales Promotion Department, Marketing Division of our company since 2003. He has also served as a Director of our company since 2003.

Seiji Tanaka joined the Ministry of Posts and Telecommunications in 1968. He became a Director General, University of the Air Foundation in 2001. He became an Advisor of our company in 2003 and a senior vice president of our company in 2004. He has served as a Senior Vice President of our company and as a Deputy Managing Director of the Corporate Marketing Division since 2004 and also as a Director of our company since 2004.

Hiroaki Nishioka joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 2004. He has served as a Senior Vice President of our company and as a General Manager, Kanagawa Branch since 2004 and as a Director of our company since 2004.

Fumio Nakanishi joined the Ministry of Posts and Telecommunications in 1972. He became an Advisor of the National Institute of Information and Communications Technology in 2003. He became a Senior Vice president of our company in 2004. He has served as a Senior Vice President of our company and as a Managing Director of the DIG Promotion Office, General Affairs Department since 2004 and as a Director of our company since 2004.

Akio Ooshima joined NTT Public Corporation in 1974. He became a Senior Vice President and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Kyushu in 2002. He became a Senior Vice President of our company in 2004. He has served as a Senior Vice President of our company and as a Managing Director of Corporate Marketing Department II since 2004 and as a Director of our company since 2004.

Masatoshi Suzuki joined NTT Public Corporation in 1975. He became a General Manager, Miyagi Branch of NTT East in 2002. He became a Senior Vice President of our company in 2004. He has served as a Senior Vice President of our company and as a Managing Director of Public Relations Department since 2004 and as a Director of our company since 2004.

Fumio Iwasaki joined NTT Public Corporation in 1977. He became a Senior Vice President and a Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Chugoku in 2002. He became a Senior Vice President of our company in 2004. He has served as a Senior Vice President of our company and as a Managing Director of the Network Planning Department, Network Division since 2004 and as a Director of our company since 2004. He has also served as the Chairman of In-Tunnel Cellular Association since 2004.

Tsuyoshi Nishiyama joined NTT Public Corporation in 1978. He became a Senior Vice President of our company in 2004. He has served as a Senior Vice President of our company and as a Managing Director of the Radio Access Network Engineering Department, Network Division since 2004 and as a Director of our company since 2004.

Keiji Tachikawa joined NTT Public Corporation in 1962. He became a Senior Executive Vice President of NTT in 1996. He also became a Senior Executive Vice President of our company in 1997 and the President and Chief Executive Officer of our company in 1998. He served as the President and Chief Executive Officer of our company from 1998 to 2004. He has served as a Corporate Advisor of our company since 2004 and as a Director of our company since 1997.

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

Shoichi Matsuhashi joined NTT Public Corporation in 1969. He became the President of DoCoMo Engineering Tohoku in 2002. He became a full-time Corporate Auditor of our company in 2004.

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

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Corporate Auditors and the Directors, and examining the financial statements to be filed with the Director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA& Co., formerly KPMG, has acted as our independent public accountants.

B. Compensation.

The aggregate compensation we paid to the 29 Directors and six Corporate Auditors during fiscal 2003 was ¥526 million and ¥61 million, respectively. We did not pay bonuses to the Directors and Corporate Auditors out of retained earnings for fiscal 2003. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. Total expenses for retirement benefits for three Directors and one Corporate Auditor in fiscal 2003 amounted to ¥40 million and ¥5 million, respectively.

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

As of May 31, 2004, our Directors and Corporate Auditors owned 1,091 of our shares. Currently, most of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2004, NTT owned 30,894,000 shares, or 63.58%, of our outstanding voting shares and, to the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government of Japan, through the Minister of Finance, owned 45.96% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company fell from 64.1% to 63.0%. In September 2003, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company fell from 63.0% to 61.6%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2004 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Issued Shares
Japanese financial institutions	344	7,870,547	15.69
Japanese securities companies	92	272,418	0.54
Other Japanese corporations	3,340	31,671,236	63.12
Foreign corporations and individuals	1,079	5,810,766	11.58
Japanese individuals, treasury shares and others	355,406	4,555,033	9.07

Total	360,261	50,180,000	100.00%

According to The Bank of New York, depositary for our ADSs, as of March 31, 2004, 125,048 shares of our common stock were held in the form of 12,504,800 ADRs and there were 11 ADR holders of record in the United States. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2004, there were 320,261 holders of common stock of record worldwide. As of March 31, 2004, there were 189 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 3.8% of the outstanding common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

We have entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 24, 2004) of which, Fumio Iwasaki, is also one of our directors. He replaced as Chairman Harunari Futatsugi, is also one of our directors. After a resolution of our Board of Directors, the contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥11,970 million for the year ended March 31, 2004. The results of these transactions are reported to and approved by our Board of Directors.

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

Dividend Policy

Our basic principles are to strengthen our financial position, maintain internal reserves in order to build a highly advanced network, offer high-quality and stable services and promote mobile multimedia. At the same time, we aim to continue stable dividend payments taking into account our business performance and the business environment, with the goal to continue to pay regular dividends. We expect to pay an annual dividend of ¥2,000 per share for the fiscal year ending March 31, 2005, which will consist of a ¥1,000 interim dividend and a ¥1,000 year-end dividend.

B. Significant Changes.

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2004, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 21, 2004, the closing sale price of our shares on the Tokyo Stock Exchange was ¥197,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the trading price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share (1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
1998 (from October 22, 1998 to March 31, 1999):	¥259,200	¥162,000	96,460	1,269.76	1,028.61	¥16,378.78	¥13,232.74
1999:
First quarter	344,000	232,400	90,875	1,425.64	1,292.07	17,782.79	15,972.68
Second quarter	420,000	330,000	49,700	1,535.23	1,420.64	18,532.58	16,821.06
Third quarter	814,000	414,000	91,170	1,722.20	1,460.23	18,934.34	17,254.17
Fourth quarter	914,000	610,000	79,140	1,754.78	1,558.15	20,706.65	18,168.27
2000:
First quarter	870,000	518,000	82,020	1,732.45	1,504.93	20,833.21	16,008.14
Second quarter	680,000	502,000	49,065	1,613.89	1,439.43	17,614.66	15,626.96
Third quarter	674,000	390,000	57,130	1,512.20	1,255.16	16,149.08	13,423.21
Fourth quarter	514,000	360,000	80,095	1,337.63	1,161.97	14,032.42	11,819.70
2001:
First quarter	580,000	392,000	73,745	1,440.97	1,254.19	14,529.41	12,574.26
Second quarter	438,000	228,000	78,960	1,293.42	990.80	12,817.41	9,504.41
Third quarter	364,000	278,000	89,275	1,107.83	988.98	11,064.30	9,924.23
Fourth quarter	369,000	262,000	94,008	1,125.43	922.51	11,919.30	9,420.85
2002:
First quarter	373,000	274,000	74,292	1,139.43	984.28	11,979.85	10,074.56
Second quarter	303,000	201,000	72,296	1,050.14	886.39	10,960.25	9,075.09
Third quarter	257,000	203,000	57,337	903.37	815.74	9,215.56	8,303.39
Fourth quarter	258,000	201,000	63,408	865.43	770.62	8,790.92	7,862.43
2003:
First quarter	276,000	225,000	64,097	865.43	770.62	9,137.14	7,607.88
Second quarter	315,000	260,000	84,490	904.32	773.10	11,033.32	9,265.56
Third quarter	291,000	216,000	99,485	1075.73	915.91	11,161.71	9,614.60
Fourth quarter	249,000	213,000	109,584	1105.59	953.19	11,770.65	10,365.40

Calendar Period
2003:
December	246,000	216,000	83,477	1,043.69	980.58	10,676.64	9,910.56
2004:
January	249,000	228,000	97,413	1,076.93	1,044.57	11,103.10	10,665.15
February	237,000	213,000	119,592	1,082.47	1,022.61	11,041.92	10,365.40
March	239,000	217,000	111,370	1,179.23	1,107.37	11,770.65	11,162.75
April	241,000	219,000	92,792	1,217.87	1,175.01	12,163.89	11,683.42
May	217,000	187,000	126,349	1,165.24	1,053.77	11,571.34	10,505.05
June (through June 21, 2004)	205,000	195,000	80,941	1,167.09	1,119.56	11,641.72	11,027.05

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002.

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June 21, 2004, the closing sale price of American Depositary Shares on the New York Stock Exchange was $18.06 per share. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	High	Low
Fiscal Period:
2003:
First quarter	$23.44	$19.03	28,313
Second quarter	26.83	22.00	46,695
Third quarter	26.44	20.28	83,409
Fourth quarter	23.59	20.15	111,153

Calendar Period:
2003:
December	$22.93	$20.28	66,136

2004:
January	23.59	21.50	95,845
February	22.04	20.23	164,226
March	22.16	20.15	105,404
April	22.95	20.10	115,448
May	20.28	16.64	134,155
June (through June 21, 2004)	18.79	17.48	43,373

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

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of dividends in cash unless we have set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of (i) our stated capital, (ii) our additional paid-in capital, (iii) our accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) such other amounts as are set out in the ordinance of Ministry of Justice. In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of our accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital, the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders authorizing us to acquire our shares, if our Board of Directors resolve the acquisition of our shares, the total amount of purchase price resolved by such Board of Directors and such other amounts as are set out in the ordinance of Ministry of Justice. Furthermore, if we reduces the amount of our stated capital, additional paid-in capital or accumulated legal reserve after the end of the fiscal year-end, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and such other amounts as are set out in an ordinance of the Ministry of Justice, will be added to the amount distributable as interim dividends an described above. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above.

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

The Commercial Code provides that a quorum of half of the total number of the voting rights and the approval by at least two-thirds of the voting rights represented at the meeting is required for certain corporate actions requiring a vote of the shareholders, including any reduction of the stated capital, any removal of a Director or a Corporate Auditor, dissolution, merger, exchange of shares for shares of an existing or newly-incorporated company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company, a split of the company or any offering of new shares or transfer of treasury shares at a “specially favorable” price or any offering of stock-acquisition rights or of bonds with stock acquisition rights with “specially favorable” conditions as to issue of stock acquisition rights to persons other than shareholders, amendment of the Articles of Incorporation. However, except in certain limited cases prohibited by law and in certain other instances, we can set the quorum at one third of the total number of the voting rights if our articles of incorporation so provide. We have provided for such a quorum of one third for all of the matters described above.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on January 25, 2002.

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

Dilution

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2004, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

Repurchase by Us of Shares and Treasury Shares

We may repurchase shares (i) through the Tokyo Stock Exchange, Inc. or other stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors as we have amended the Articles of Incorporation provides that we may acquire our shares pursuant to such resolution), (ii) from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from our own subsidiary (pursuant to a resolution of the Board of Directors).

When such repurchase is made by us from a specific party other than our own subsidiary any shareholder may make a demand to a representative director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder. Any repurchase of shares must satisfy certain requirements, including, in the case of repurchase on a stock exchange or by way of tender offer, that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. In the case of a purchase of shares by us pursuant to a resolution of the Board of Directors mentioned in the preceding paragraph, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends, as described in “Dividends” above. If it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) in “Dividends” above, we may not repurchase shares. We may hold the shares acquired in compliance with the provisions of the Commercial Code as treasury shares, and may generally dispose of or cancel such shares by a resolution of the board of directors, subject to the limitation as to the disposal of such shares held by us at a “specially favorable” price mentioned above.

Shareholders of Unknown Location

We are not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the our register of shareholders or at the address otherwise notified to us continuously for five years or more.

In addition, We may dispose of the shares at the then market price of the shares and hold or deposit the proceeds for such shareholder, the location of which is unknown, (i) notices to the shareholders fails to arrive continuously for five years or more at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in our register of shareholders or at the address otherwise notified to us.

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

Reporting of Substantial Shareholders

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association. These reports are made available to public.

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

AT&T Wireless Agreements

On January 22, 2001, we invested approximately $9.8 billion for shares of a new class of AT&T preferred stock that were convertible into 406,255,889 shares of AT&T Wireless Group tracking stock and which represent approximately 16% of the financial performance and economic value of the AT&T Wireless Group. As part of our investment, we received five-year warrants to purchase the equivalent of an additional 41,748,273 shares of AT&T Wireless Group tracking stock at $35 per share, which would represent approximately an additional 1.3% of AT&T Wireless. The split-off converted DoCoMo’s warrants to purchase AT&T preferred stocks equivalent to 41,748,273 shares of AT&T Wireless Group tracking stock into warrants to purchase the same number of shares of AT&T Wireless common stock. At the time of AT&T Wireless’ acquisition of TeleCorp PCS, Inc., we exercised our preemptive rights to purchase additional shares to maintain our approximately 16% share ownership in AT&T Wireless.

In December 2001 and December 2002, we amended the Investor Agreement. The following is a summary of the material provisions of the Warrant Agreement and the Investor Agreement, as amended, among us, AT&T Wireless and AT&T. This summary is qualified in its entirety by reference to the full text of these documents, which have been filed as exhibits to this annual report. If the expected merger between AT&T Wireless and

Cingular Wireless LLC is completed, we will receive cash for our shares and the following provisions, with the exception of the non-competition provisions, will expire.

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

Non-competition

We and AT&T Wireless have agreed to certain non-competition commitments that restrict each other’s ability to provide mobile wireless services in the United States and Japan, respectively. We and AT&T Wireless have also agreed to limit the extent to which we and AT&T Wireless will be able to participate in certain mobile multimedia activities and investments in each other’s home territory. We and AT&T Wireless will generally be bound by the non-competition commitments until we lose our board representation and management rights, either due to any of the events described under “—Board Representation” and “—Management Rights,” or due to our voluntary relinquishment of such rights. In such case, we will generally be bound by the non-competition commitments until one year after the triggering event.

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

Passive Foreign Investment Company Rules

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, as a U.S. Holder, you would generally be subject to special rules known as “excess distributions.” Under these rules, all or part of certain distributions (“excess distributions”) or gain on sale or other disposition of your shares or ADSs would be taxed at the highest tax rate in effect for applicable prior taxable years to the extent that the gain or excess distribution are allocated to such prior years, together with an interest charge in respect of the tax attributable to such prior years. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the Company. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. In case of the Japan-US tax treaty, however, as a result of a recent amendment, the maximum withholding tax rate will be reduced, generally, to 10% for portfolio investors effective from July 1, 2004. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

The following table below provides information about our market sensitive financial instruments:

	Expected maturity dates Year Ended March 31
	2005	2006	2007	2008	2009	Thereafter	Total 3/31/04	Fair Value 3/31/04
	(Millions of yen)
DEBT
Unsecured corporate bonds	8,000	137,000	129,200	108,769	49,200	328,890	761,059	771,014
Weighted average Interest rate-fixed	2.7%	0.8%	0.4%	0.9%	1.0%	1.3%
Unsecured indebtedness to banks, insurance companies, and others	128,642	13,324	64,542	21,019	26,010	77,000	330,537	335,325

Weighted average Interest rate-fixed	0.9%	3.0%	1.0%	1.0%	0.9%	1.3%
Long-term debt, including current portion							1,091,596	1,106,339

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	500	1,000		—		50,000	51,500	25
Floating rate received by DoCoMo	0.3%	0.5%		—		—
Fixed rate received by DoCoMo	—	—	—	—		1.49%
Floating rate paid by DoCoMo	—	—	—	—		0.1%
Fixed rate paid by DoCoMo	2.3%	3.6%		—		—

	Expected maturity dates
	2005	2006	2007	2008	2009	Thereafter	Total 3/31/04	Fair Value 3/31/04
	(Thousands of U.S. dollars)
DEBT
Unsecured corporate bonds	76,790	1,315,032	1,240,161	1,044,049	472,260	3,156,939	7,305,231	7,400,787
Weighted average Interest rate-fixed	2.7%	0.8%	0.4%	0.9%	1.0%	1.3%
Unsecured indebtedness to banks and insurance companies	1,234,805	127,894	619,524	201,757	249,664	739,105	3,172,749	3,218,708

Weighted average Interest rate-fixed	0.9%	3.0%	1.0%	1.0%	0.9%	1.3%
Long-term debt, including current portion							10,477,980	10,619,495

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	4,799	9,599		—	—	479,939	494,337	864
Floating rate received by DoCoMo	0.3%	0.5%		—	—	—
Fixed rate received by DoCoMo	—	—	—	—	—	1.49%
Floating rate paid by DoCoMo	—	—	—	—	—	0.1%
Fixed rate paid by DoCoMo	2.3%	3.6%		—	—	—

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

	March 31, 2004		March 31, 2004
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	(Millions of yen)		(Thousands of U.S. dollars)
Equity securities available-for-sale	¥21,972	¥21,972	$210,904	$210,904
Debt securities available-for-sale:
Due after 1 year through 5 years	423	423	4,060	4,060
Due after 5 years through 10 years	—	—	—	—
Debt securities held-to-maturity:
Due after 1 year through 5 years	20	20	192	192
Due after 5 years through 10 years	—	—	—	—

Total	¥22,415	¥22,415	$215,156	$215,156

Foreign exchange risk

We have used foreign exchange forward contracts for the purpose of mitigating the risk of fluctuations in foreign exchange rates. However, we had no foreign exchange forward contracts outstanding at March 31, 2003 or 2004. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation gain as of March 31, 2003, from this instrument was ¥712 million and was recorded as a foreign currency translation adjustment for fiscal 2002.

Concentrations of credit risk

As of March 31, 2004, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2004 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2004.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2004. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that Mr. Keisuke Nakasaki and Dr. Michiharu Sakurai are “audit committee financial experts” within the meaning of the rules of the Securities and Exchange Commission.

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. (formerly,KPMG) to perform an annual audit of the Company’s financial statements. The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2003 and 2004.

	Year ended March 31,
	2003	2004
	(in millions)
Audit fees (1)	¥565	¥519
Audit-related fees	—	—
Tax fees (2)	123	128
All other fees (3)	108	23

Total	¥796	¥670

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.
(3)	These are fees for all other services received from KPMG AZSA & Co. and its affiliates including consultations relating to an environmental matter and excluding those separately defined above.

Pre-Approval of Services Provided by KPMG AZSA & Co. and its affiliates

The Company and its subsidiaries have adopted policies and procedures for the Company’s Board of Directors and the Board of Corporate Auditors’ pre-approving all non-audit work performed by KPMG AZSA & Co. and its affiliates. Specifically, the policies and procedures prohibit KPMG AZSA & Co. and its affiliates from performing any services for the Company or its subsidiaries without the prior approval of the Company’s Board of Directors and the Board of Corporate Auditors.

All of the services provided by KPMG AZSA & Co. and its affiliates since Rule 2-01(c)(7) of Regulation S-X became effective were approved by the Company’s Board of Directors and the Board of Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Separate consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries are being filed pursuant Rule 3-09 of Regulation S-X. See Exhibit 15.1 to this annual report. In addition, also pursuant to Rule 3-09 of Regulation S-X, we currently expect to file separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited as amendments to this annual report no later than September 30, 2004, upon receipt of financial statements appropriate for the purpose of filing with the Securities and Exchange Commission.

Item 19. Exhibits.

Exhibit Number	Description

1.1	—	Articles of Incorporation of the registrant (English translation)

1.2	—	Share Handling Regulations of the registrant (English translation)

1.3	—	Regulations of the Board of Directors of the registrant (English translation)

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—	Specimen common stock certificates of the registrant*

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001**

4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002**

8.1	—	List of Subsidiaries

11.1	—	Code of Ethics

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 5, 2004

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on July 3, 2003 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

NTT DoCoMo, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

NTT DoCoMo, Inc.:

We have audited the accompanying consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the notes to consolidated financial statements, the Company changed its method of accounting for certain commissions paid to agents as required by Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” effective April 1, 2002.

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

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 3 of the notes to consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 18, 2004

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
ASSETS
Current assets:
Cash and cash equivalents	¥680,951	¥838,030	$8,044,058
Accounts receivable
Third parties	587,897	606,731	5,823,873
Related parties	51,113	32,368	310,693

Sub-total	639,010	639,099	6,134,566
Less: Allowance for doubtful accounts	(21,511)	(22,968)	(220,465)

Total accounts receivable, net	617,499	616,131	5,914,101
Inventories	67,315	127,269	1,221,626
Deferred tax assets	58,501	92,662	889,441
Tax refunds receivable	106,308	—	—
Prepaid expenses and other current assets
Third parties	98,399	93,764	900,020
Related parties	10,046	17,461	167,604

Total current assets	1,639,019	1,785,317	17,136,850

Property, plant and equipment:
Wireless telecommunications equipment	3,792,361	4,109,818	39,449,203
Buildings and structures	546,267	619,501	5,946,449
Tools, furniture and fixtures	565,601	580,099	5,568,238
Land	185,031	188,717	1,811,451
Construction in progress	151,419	169,562	1,627,587

Sub-total	5,240,679	5,667,697	54,402,928
Accumulated depreciation	(2,564,551)	(2,965,192)	(28,462,200)

Total property, plant and equipment, net	2,676,128	2,702,505	25,940,728
Non-current investments and other assets:
Investments in affiliates	381,290	324,155	3,111,490
Marketable securities and other investments	21,131	62,191	596,957
Intangible assets, net	487,816	506,777	4,864,436
Goodwill	133,196	133,354	1,280,035
Other assets	150,272	195,406	1,875,657
Deferred tax assets	569,155	552,561	5,303,907

Total non-current investments and other assets	1,742,860	1,774,444	17,032,482

Total assets	¥6,058,007	¥6,262,266	$60,110,060

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥126,741	¥136,642	$1,311,595
Short-term borrowings	10,000	—	—
Accounts payable, trade
Third parties	528,196	555,693	5,333,970
Related parties	110,474	111,145	1,066,856
Accrued payroll	45,367	43,142	414,110
Accrued interest	2,893	1,975	18,958
Accrued taxes on income	131,845	318,011	3,052,515
Other current liabilities
Third parties	92,339	121,118	1,162,584
Related parties	4,485	3,912	37,550

Total current liabilities	1,052,340	1,291,638	12,398,138

Long-term liabilities:
Long-term debt	1,211,627	954,954	9,166,385
Employee benefits	149,700	133,954	1,285,794
Other long-term liabilities
Third parties	164,137	173,886	1,669,092
Related parties	4,214	3,078	29,545

Total long-term liabilities	1,529,678	1,265,872	12,150,816

Total liabilities	2,582,018	2,557,510	24,548,954

Minority interests in consolidated subsidiaries	475	61	586

Commitments and contingencies
Shareholders’ equity:
Common stock, without a stated value—
Authorized—191,500,000 shares
Issued—50,180,000 shares
Outstanding—50,170,406 and 48,596,364 shares at March 31, 2003 and 2004, respectively	949,680	949,680	9,115,761
Additional paid-in capital	1,306,128	1,311,013	12,584,114
Retained earnings	1,159,354	1,759,548	16,889,499
Accumulated other comprehensive income	62,937	81,355	780,908
Treasury stock, 9,594 and 1,583,636 shares at March 31, 2003 and 2004, at cost, respectively	(2,585)	(396,901)	(3,809,762)

Total shareholders’ equity	3,475,514	3,704,695	35,560,520

Total liabilities and shareholders’ equity	¥6,058,007	¥6,262,266	$60,110,060

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED MARCH 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Operating revenues:
Wireless services
Third parties	¥4,130,761	¥4,326,205	¥4,450,030	$42,714,820
Related parties	22,698	24,656	37,882	363,621
Equipment sales
Third parties	497,227	441,417	541,387	5,196,650
Related parties	8,568	16,810	18,766	180,131

	4,659,254	4,809,088	5,048,065	48,455,222

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	411,988	480,688	478,706	4,594,989
Related parties	298,317	226,565	233,865	2,244,817
Cost of equipment sold (exclusive of items shown separately below)	927,483	950,699	1,094,332	10,504,243
Depreciation and amortization	640,505	749,197	720,997	6,920,685
Selling, general, and administrative
Third parties	1,181,933	1,105,731	1,141,190	10,954,022
Related parties	198,141	239,489	276,057	2,649,808

	3,658,367	3,752,369	3,945,147	37,868,564

Operating income	1,000,887	1,056,719	1,102,918	10,586,658

Other (income) expense:
Interest expense	17,229	16,870	13,216	126,857
Interest income	(154)	(100)	(1,917)	(18,401)
Other, net	27,421	(3,019)	(9,504)	(91,226)

	44,496	13,751	1,795	17,230

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	956,391	1,042,968	1,101,123	10,569,428

Income taxes:
Current	453,914	285,606	446,182	4,282,799
Deferred	(54,271)	168,881	(17,066)	(163,813)

	399,643	454,487	429,116	4,118,986

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	556,748	588,481	672,007	6,450,442

Equity in net losses of affiliates (including write-downs of investments in affiliates in 2002 and 2003)	(643,962)	(324,241)	(21,960)	(210,789)
Minority interests in earnings of consolidated subsidiaries	(28,977)	(16,033)	(40)	(384)

Income (loss) before cumulative effect of accounting change	(116,191)	248,207	650,007	6,239,269
Cumulative effect of accounting change	—	(35,716)	—	—

Net Income (Loss)	¥(116,191)	¥212,491	¥650,007	$6,239,269

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	(1,418)	(668)	12,678	121,693
Less: Reclassification adjustment for net gains included in net income (loss)	(718)	(59)	(440)	(4,223)
Revaluation of financial instruments	(90)	257	(13)	(125)
Foreign currency translation adjustment	105,147	(39,315)	(9,862)	(94,663)
Minimum pension liability adjustment	(3,398)	(19,910)	16,055	154,108

Comprehensive income (loss):	¥(16,668)	¥152,796	¥668,425	$6,416,059

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	50,180,000	49,952,907	49,622,595	49,622,595
Basic and diluted earnings (loss) per share before cumulative effect of accounting change (Yen and U.S. dollars)	¥(2,315.48)	¥4,968.82	¥13,099.01	$125.73
Basic and diluted cumulative effect per share of accounting change (Yen and U.S. dollars)	—	(714.99)	—	—

Basic and diluted earnings (loss) per share (Yen and U.S. dollars)	¥(2,315.48)	¥4,253.83	¥13,099.01	$125.73

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MARCH 31, 2002, 2003 and 2004

	Number of Shares		Millions of yen
	Issued Common Stock	Treasury Stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other com- prehensive income (loss)	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2001	10,036,000	—	¥949,680	¥1,262,672	¥1,083,126	¥23,109	¥—	¥3,318,587
Cash dividends declared and paid (¥200 per share)					(10,036)			(10,036)
Net loss					(116,191)			(116,191)
Unrealized losses on available-for-sale securities						(2,136)		(2,136)
Net revaluation of financial instruments						(90)		(90)
Foreign currency translation adjustment						105,147		105,147
Minimum pension liability adjustment						(3,398)		(3,398)
Five-for-one stock split	40,144,000

Balance at March 31, 2002	50,180,000	—	¥949,680	¥1,262,672	¥956,899	¥122,632	¥—	¥3,291,883
Purchase of treasury stock for acquisition of minority interests		870,034					(234,470)	(234,470)
Share exchanges		(860,440)		43,456			231,885	275,341
Cash dividends declared and paid (¥200 per share)					(10,036)			(10,036)
Net income					212,491			212,491
Unrealized losses on available-for-sale securities						(727)		(727)
Net revaluation of financial instruments						257		257
Foreign currency translation adjustment						(39,315)		(39,315)
Minimum pension liability adjustment						(19,910)		(19,910)

Balance at March 31, 2003	50,180,000	9,594	¥949,680	¥1,306,128	¥1,159,354	¥62,937	¥(2,585)	¥3,475,514
Purchase of treasury stock		1,576,222					(394,903)	(394,903)
Share exchanges		(2,180)		(14)			587	573
Increase in additional paid-in capital of an affiliate				4,899				4,899
Cash dividends declared and paid (¥1,000 per share)					(49,813)			(49,813)
Net income					650,007			650,007
Unrealized gains on available-for-sale securities						12,238		12,238
Net revaluation of financial instruments						(13)		(13)
Foreign currency translation adjustment						(9,862)		(9,862)
Minimum pension liability adjustment						16,055		16,055

Balance at March 31, 2004	50,180,000	1,583,636	¥949,680	¥1,311,013	¥1,759,548	¥81,355	¥(396,901)	¥3,704,695

	Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other com- prehensive income (loss)	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2003	$9,115,761	$12,537,224	$11,128,374	$604,118	$(24,813)	$33,360,664
Purchase of treasury stock					(3,790,584)	(3,790,584)
Share exchanges		(134)			5,635	5,501
Increase in additional paid-in capital of an affiliate		47,024				47,024
Cash dividends declared and paid (¥1,000 per share)			(478,144)			(478,144)
Net income			6,239,269			6,239,269
Unrealized gains on available-for-sale securities				117,470		117,470
Net revaluation of financial instruments				(125)		(125)
Foreign currency translation adjustment				(94,663)		(94,663)
Minimum pension liability adjustment				154,108		154,108

Balance at March 31, 2004	$9,115,761	$12,584,114	$16,889,499	$780,908	$(3,809,762)	$35,560,520

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Cash flows from operating activities:
Net income (loss)	¥(116,191)	¥212,491	¥650,007	$6,239,269
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	640,505	749,197	720,997	6,920,685
Deferred taxes	(524,549)	(57,569)	(12,539)	(120,359)
Loss on sale or disposal of property, plant and equipment	39,204	30,348	35,005	336,005
Equity in net losses of affiliates (including write-downs of ¥1,077,879 million, ¥545,099 million and nil in investments in affiliates in 2002, 2003 and 2004, respectively)	1,114,240	550,691	17,433	167,335
Minority interests in earnings of consolidated subsidiaries	28,977	16,033	40	384
Cumulative effect of accounting change	—	35,716	—	—
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	42,336	229,061	(90)	(864)
(Decrease) increase in allowance for doubtful accounts	(1,874)	(1,744)	1,458	13,995
Decrease (increase) in inventories	11,404	28,685	(59,954)	(575,485)
(Decrease) increase in accounts payable, trade	(99,689)	27,820	19,577	187,915
Increase in other current liabilities	8,483	10,131	28,866	277,078
Increase (decrease) in accrued taxes on income	89,594	(161,565)	186,166	1,786,965
Increase (decrease) in liability for employee benefits	18,933	43,972	(15,746)	(151,142)
(Increase) decrease in tax refunds receivable	—	(106,308)	106,308	1,020,426
Other, net	89,715	(22,349)	32,715	314,024

Net cash provided by operating activities	1,341,088	1,584,610	1,710,243	16,416,231

Cash flows from investing activities:
Purchases of property, plant and equipment	(863,184)	(700,468)	(625,284)	(6,001,958)
Purchases of intangible and other assets	(199,517)	(164,238)	(177,645)	(1,705,174)
Purchases of investments	(68,189)	(10,312)	(12,787)	(122,739)
Loan advances	—	(161)	(38,307)	(367,700)
Other, net	5,797	3,749	6,714	64,446

Net cash used in investing activities	(1,125,093)	(871,430)	(847,309)	(8,133,125)

Cash flows from financing activities:
Issuance of long-term debt	395,238	202,274	—	—
Repayment of long-term debt	(177,686)	(212,934)	(245,411)	(2,355,644)
Payments to acquire treasury stock	—	(234,470)	(394,903)	(3,790,584)
Principal payments under capital lease obligations	(8,418)	(6,908)	(5,716)	(54,867)
Dividends paid	(10,036)	(10,036)	(49,813)	(478,144)
Proceeds from short-term borrowings	957,619	339,912	155,300	1,490,689
Repayment of short-term borrowings	(1,190,769)	(410,962)	(165,300)	(1,586,677)
Other, net	680	(153)	(13)	(123)

Net cash used in financing activities	(33,372)	(333,277)	(705,856)	(6,775,350)

Effect of exchange rate changes on cash and cash equivalents	0	0	1	9

Net increase in cash and cash equivalents	182,623	379,903	157,079	1,507,765
Cash and cash equivalents at beginning of year	118,425	301,048	680,951	6,536,293

Cash and cash equivalents at end of year	¥301,048	¥680,951	¥838,030	$8,044,058

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥—	¥—	¥107,200	$1,028,988
Cash paid during the year for:
Interest	20,165	19,874	16,384	157,266
Income taxes	364,321	558,084	259,883	2,494,557
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	—	275,341	439	4,214
Assets acquired through capital lease obligations	5,376	4,001	4,469	42,897

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, which is 45.96% owned by the Japanese government, owns 61.57% of DoCoMo’s outstanding stock as of March 31, 2004.

DoCoMo provides subscribers with wireless telecommunications services such as mova (2G wireless services), FOMA (3G wireless services), packet communications services (2G wireless data communications services using packet switching), Personal Handyphone System (“PHS”) services (a wireless data and voice platform that enables customers to access the internet, as well as to make calls), Quickcast (paging) services, satellite mobile communications services and in-flight telephone services, primarily on its own nationwide networks. In addition, DoCoMo sells handsets, pagers and related equipment primarily to agent resellers who in turn sell such equipment to end user customers.

DoCoMo ceased providing in-flight telephone services on March 31, 2004.

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

Significant accounting policies are as follows:

(1) Adoption of new accounting standards

Accounting for Asset Retirement Obligations

Effective April 1, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred, if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original state. DoCoMo estimates the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties. The adoption of SFAS No. 143 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Amendment of SFAS No. 133 on derivative instruments and hedging activities

Effective July 1, 2003, DoCoMo adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Revision of Employers’ Disclosures about Pensions and other Postretirement Benefits

In December 2003, Financial Accounting Standards Board (“FASB”) revised SFAS No. 132, “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new SFAS No. 132 retains all of the disclosure requirements of SFAS No. 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of new SFAS No. 132, DoCoMo expanded its foot notes to include the new disclosures required as of March 31, 2004.

Accounting for Variable Interest Entities

In December 2003, FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities (“VIEs”).” FIN 46-R retains many of the basic concepts introduced in FIN 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN 46-R, revises the method of calculating expected losses and residual returns for determination of the primary beneficiary, includes new guidance for assessing variable interests, and codifies certain FASB Staff Positions (“FSPs”) on FIN 46. FIN 46-R is to be applied no later than the end of the first reporting period that ends after March 15, 2004. DoCoMo has adopted the provisions of FIN 46 effective from April 1, 2003 and also adopted FIN 46-R, effective from April 1, 2003. At March 31, 2004, DoCoMo had no VIEs to be consolidated or disclosed; therefore, the adoption of this interpretation had no impact on the result of operations or the financial poison of DoCoMo.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

DoCoMo adopted Emerging Issue Task Force No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which DoCoMo participates, applied to the Japanese government for permission that NTT/Employee Pension Fund be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved on September 1, 2003. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net settlement will be.

(2) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of goodwill, other than temporary impairment of investments in affiliates, realization of deferred tax assets, pension liabilities and revenue recognition.

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

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DoCoMo disposed of obsolete handsets during the years ended March 31, 2002, 2003 and 2004 totaling ¥9,527 million, ¥22,383 million and ¥5,295 million ($50,825 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of operations and comprehensive income (loss).

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

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense for the years ended March 31, 2002, 2003 and 2004 was ¥540,762 million, ¥606,233 million, and ¥570,324 million ($5,474,409 thousand), respectively.

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

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥20,285 million, ¥19,545 million, and ¥15,466 million ($148,454 thousand) of which ¥3,056 million, ¥2,675 million, and ¥2,250 million ($21,597 thousand) was capitalized during the years ended March 31, 2002, 2003 and 2004, respectively.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For debt securities classified as held-to-maturity securities at March 31, 2003 and 2004, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to fair value by a charge to earnings for other than temporary declines in fair value below cost.

DoCoMo did not hold or transact activity in any trading securities during the years ended March 31, 2002, 2003 and 2004.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize both goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, customer related assets and rights to use telecommunications facilities of wireline are amortized over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with existing standards under Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” See Note 5.

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Computer software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

Customer related assets principally consist of contractual customer relationships in the mobile phone business of ¥47,411 million and ¥38,919 million ($373,575 thousand) as of March 31, 2003 and 2004 that were recorded in the year ended March 31, 2003 in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities—

DoCoMo uses derivative financial instruments, including interest rate swap, foreign exchange forward contracts and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either cash flows which offset the cash flows related to the underlying position in respect of amount and timing or transaction gains and losses which offset transaction gains and losses of the hedged item. DoCoMo does not hold or issue derivative financial instruments for trading purposes. Interest rate swap contracts are designated as hedges of the financial risk associated with market interest rate changes. Foreign currency risk associated with certain foreign investment was hedged through non-derivative financial instruments.

DoCoMo accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income (loss) or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity. Exchange rate gains and losses on non-derivative financial instruments designated to hedge the foreign currency risk of a net investment in a foreign operation are reported, net of applicable income taxes, in other comprehensive income (loss) in the same manner as the translation adjustments of the hedged investment, to the extent of effectiveness.

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

Revenue recognition—

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service, airtime and fees for activation.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, DoCoMo introduced a new billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. This arrangement was available to substantially all existing subscribers of cellular (FOMA and mova) services. With the introduction of this new billing arrangement, DoCoMo has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As the arrangement has just been established and DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defer all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Effective April 1, 2002, DoCoMo adopted EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption has resulted in the reclassification of certain amounts of commissions paid to agent resellers, previously included in selling, general and administrative expenses, as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses for such commissions be recognized at the time of equipment sales to the agent instead of the date of resale to the end user customer. Consequently, net equipment sales and selling, general and administrative expenses for the year ended March 31, 2003 were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, selling, general and administrative expenses, amounting to ¥507,884 million for the year ended March 31, 2002 have been reclassified as a reduction of equipment sales. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) of ¥(35,716) million, net of taxes of ¥25,852 million, related to the timing of recognizing the commissions to be paid. The pro forma effects of retroactive application change have not been provided because the necessary information was not previously maintained.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2003 and 2004 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Current deferred revenue	¥49,459	¥81,724	$784,450
Long-term deferred revenue	67,822	71,841	689,585
Current deferred charges	49,459	49,424	474,410
Long-term deferred charges	67,822	71,841	689,585

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to agents for new service contracts, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents for new service contracts represent the largest portion of selling, general and administrative expenses.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property tax, city planning tax and road occupation fee, which were included in selling, general and administrative expenses before April 1, 2003, are recognized by DoCoMo as costs to maintain its telecommunication services, and are reclassified in cost of services in this financial statement for the year ended March 31, 2002, 2003 and 2004. The reclassification amounted to ¥25,905 million, ¥29,313 million and ¥31,374 million ($301,152 thousand) for the year ended March 31, 2002, 2003 and 2004, respectively.

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (loss) per share—

Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at March 31, 2002, 2003 and 2004, and therefore there is no difference between basic and diluted earnings (loss) per share.

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

(3) Recent accounting pronouncements—

In May 2003, FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have any impact on DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The adoption of EITF 00-21 does not have a significant impact on DoCoMo’s results of operations and financial position.

In May 2003, EITF reached a consensus on Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The guidance in the consensus is effective for arrangements entered into, agreed to, modified or acquired in business combinations in fiscal periods beginning after May 28, 2003. DoCoMo is in the process of determining the impact, if any, that the adoption of EITF 01-08 will have on its results of operations and financial position.

In March 2004, EITF reached a consensus on Issue No. 03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This Issue provides guidance which should be used to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” certain debt and equity securities within the scope of SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit-Organization,” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. DoCoMo applied the new disclosure requirement as of March 31, 2004. The recognition and measurement guidance in the consensus should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004 and the disclosure requirements for cost method investments are effective for annual financial statements for the years ending after June 15, 2004. DoCoMo is in the process of determining the impact, if any, that adoption of this guidance will have on its result of operations and financial position.

(4) Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

3. U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004, which was ¥104.18 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories:

Inventories as of March 31, 2003 and 2004 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Telecommunications equipment to be sold	¥65,910	¥125,007	$1,199,914
Materials and supplies	512	499	4,790
Other	893	1,763	16,922

Total	¥67,315	¥127,269	$1,221,626

5. Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of March 31, 2003 and 2004 except for KG Telecommunications Co., Ltd. and DoCoMo AOL, Inc. as explained below for 2004:

	Ownership Percentage
Company name	2003	2004
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.97%	15.89%
Hutchison 3G UK Holdings Limited (“H3G UK”)	20.00%	20.00%
Hutchison Telephone Company Limited (“HTCL”)	24.10%	24.10%
Hutchison 3G HK Holdings Limited (“H3G HK”)	24.10%	24.10%
KG Telecommunications Co., Ltd. (“KGT”)	21.42%	N.A.
DoCoMo AOL, Inc. (“DoCoMo AOL”)	43.23%	N.A.

All of the above investments are privately held companies with the exception of AT&T Wireless. DoCoMo’s recorded investment in AT&T Wireless was ¥252,077 million ($2,419,629 thousand) as of March 31, 2004 and based on quoted market prices at that date, the related market value was ¥613,933 million ($5,893,000 thousand).

AT&T Wireless—

On July 9, 2001, AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. DoCoMo accounts for its common stock investment in AT&T Wireless using the equity method due to its ability to exercise significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

Under terms of the investment agreement, amended on December 26, 2002, in certain circumstances, if AT&T Wireless fails to launch 3G wireless services based on Wideband Code Division Multiple Access, or W-CDMA, technology in Seattle, San Francisco, San Diego, and Dallas, or certain other specified substitute

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

markets in the United States by December 31, 2004, DoCoMo may require the repurchase of its investment in stock and warrants (See Note 6) at original purchase price plus interest at a predetermined rate.

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

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, Cingular agreed to acquire all the outstanding shares of common stock of AT&T Wireless for $15 per share in cash. On May 19, 2004, shareholders of AT&T Wireless approved the company’s merger agreement with Cingular in its Annual Shareholder Meeting.

If the transaction is consummated pursuant to the merger agreement, DoCoMo would receive approximately $6,495 million in cash and cease the equity method of accounting for its investment in AT&T Wireless. The transaction is subject to approval by regulatory authorities, and other closing conditions and therefore its impact on DoCoMo’s result of operations is currently not determinable.

H3G UK—

On May 27, 2004, DoCoMo agreed to sell its entire 20% shareholding in H3G UK to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. DoCoMo will receive payment in three installments either in cash, or subject to the listing of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that has applied for a listing on the Stock Exchange of Hong Kong, in shares of HTIL. The third and final installment will be made in December 2006. DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is secured by the Sale and Purchase Agreement. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As we no longer have the ability to exercise significant influence over H3G UK, we ceased to account for our investment in H3G UK using the equity method at that time.

No recognition of gain or loss should occur until the completion of the entire transaction. In addition, the share price of HTIL and the related currency-exchange rates on a day of the completion are unforeseeable. Therefore, the impact of the transaction on DoCoMo’s result of operations is currently not determinable.

As part of the agreement, the £200 million shareholder loan provided by DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on the same day, and the payment was completed.

KGT—

On October 7, 2003, KGT entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and i-mode business in Taiwan.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist on January 1, 2004. DoCoMo ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, DoCoMo became an approximately 5% shareholder of FET, and received approximately NT$2.5 billion (approximately ¥8 billion). The transaction did not have a material impact on DoCoMo’s results of operations.

DoCoMo AOL—

On December 17, 2003, DoCoMo entered into a stock sales agreement with America Online, Inc. (“AOL”). Pursuant to the stock sales agreement, DoCoMo sold all the shares it owned and ceased the equity method of accounting for its investment in DoCoMo AOL at that time.

KPNM—

On November 15, 2002, DoCoMo was requested by KPN Mobile N.V. (“KPNM”) to subscribe for additional shares of KPNM as DoCoMo had a right to subscribe for additional shares of KPNM for maintaining its portion of voting right. In December 2002, DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and DoCoMo lost certain of its minority shareholder’s rights under the shareholders’ agreement, including supervisory board representation. As a result, DoCoMo no longer has the ability to exercise significant influence over KPNM, and ceased to account for its investment in KPNM using the equity method.

Because of the economic and financial environment surrounding the telecommunications industry and resultant significant declines in equity values of telecommunications companies on a global basis in recent years, the Company reviewed the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary. The Company utilized cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing its reviews and estimating investment values. As a result of such evaluations, the Company determined that there were other than temporary decline in values of certain investments and has recorded impairment charges aggregating ¥624,644 million, net of deferred income taxes of ¥453,235 million, for the year ended March 31, 2002. The gross impairment charges were ¥664,493 million for AT&T Wireless, ¥320,481 million for KPNM, ¥56,444 million for H3G UK and ¥36,461 million for KGT. The Company also recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million, for the year ended March 31, 2003. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥117,898 million for KPNM, ¥123,245 million for H3G UK, ¥9,619 million for KGT and ¥10,259 million for DoCoMo AOL, Inc. The Company did not record impairment charges for the year ended March 31, 2004. The impairment charges are included with equity in net losses of affiliates in the accompanying statement of operations and comprehensive income (loss).

The Company believes the estimated fair values of its investments in affiliates at March 31, 2004 equal or exceed the related carrying values.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents summarized financial information for DoCoMo’s investments in equity method investees for the years ended March 31, 2002, 2003 and 2004. All affiliates are included in each of the fiscal years disclosed except for KPNM for the fiscal year ended March 31, 2003 and 2004, and DoCoMo AOL and KGT for the fiscal year ended March 31, 2004 as they are no longer equity method investees. The investee information for 2004 is presented in total below, as there was no individual significant investee.

	Millions of yen
	2002
	AT&T Wireless	KPNM	H3G UK	KGT	Others
Balance sheet data:
Current assets	¥830,889	¥100,660	¥14,477	¥37,221	¥57,722
Noncurrent assets	4,674,329	4,034,564	930,574	176,125	127,493
Current liabilities	452,852	1,649,764	25,503	44,836	55,934
Noncurrent liabilities	1,490,903	1,192,530	84,332	55,891	138,561
Minority interest	6,070	—	—	—	—
Mandatorily redeemable common stock	1,011,265	—	—	—	—

Income statement data:
Revenues	¥1,655,499	¥506,330	¥—	¥56,726	¥109,652
Operating income (loss)	72,740	(28,304)	(9,621)	2,887	(15,645)
Income (loss) from continuing operations	24,328	100,252	(10,422)	2,634	(6,929)
Net income (loss)	(107,893)	84,468	(10,422)	2,488	(7,914)

	Millions of yen
	2003
	AT&T Wireless	H3G UK	KGT	Others
Balance sheet data:
Current assets	¥633,192	¥34,100	¥26,695	¥60,757
Noncurrent assets	4,858,948	1,100,016	170,634	125,832
Current liabilities	370,851	64,214	35,156	62,515
Noncurrent liabilities	1,816,845	269,100	62,358	116,330
Minority interest	5,755	—	—	—
Mandatorily redeemable preferred stock	18,105	—	—	—
Mandatorily redeemable common stock	918,914	—	—	—

Income statement data:
Revenues	¥1,956,689	¥—	¥78,982	¥97,959
Operating income (loss)	(32,296)	(31,498)	(3,584)	(8,595)
Income (loss) from continuing operations	(276,022)	(37,474)	(6,422)	1,373
Net income (loss)	(290,918)	(37,474)	(4,332)	787

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen	Thousands of U.S. dollars
	2004	2004
	Total	Total
Balance sheet data:
Current assets	¥987,955	$9,483,154
Noncurrent assets	5,486,170	52,660,491
Current liabilities	501,898	4,817,604
Noncurrent liabilities	2,287,029	21,952,668
Minority interest	3,214	30,850
Mandatorily redeemable preferred stock	18,962	182,012
Mandatorily redeemable common stock	821,044	7,881,014

Income statement data:
Revenues	¥2,028,519	$19,471,290
Operating income (loss)	(26,211)	(251,593)
Income (loss) from continuing operations	(126,921)	(1,218,286)
Net income (loss)	(126,921)	(1,218,286)

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings were ¥1,930 million, ¥3,369 million and ¥2,532 million ($24,304 thousand) as of March 31, 2002, 2003 and 2004, respectively. Dividends received from affiliates were ¥20 million, ¥20 million and ¥20 million ($192 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. DoCoMo does not have significant business transactions with its affiliates.

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheet at March 31, 2003 and 2004 was lower than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees by ¥341,710 million and ¥304,085 million ($2,918,842 thousand), respectively.

6. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2003 and 2004 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Marketable securities:
Available-for-sale	¥5,524	¥22,395	$214,964
Held-to-maturity	20	20	192
Other investments	15,587	39,776	381,801

Total	¥21,131	¥62,191	$596,957

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2003 and 2004 are as follows:

	Millions of yen
	March 31, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,384	¥1,354	¥767	¥4,971
Debt securities	500	53	—	553
Held-to-maturity:
Debt securities	20	0	—	20

	Millions of yen
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

	Thousands of U.S. dollars
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$43,636	$167,748	$480	$210,904
Debt securities	3,839	221	—	4,060
Held-to-maturity:
Debt securities	192	0	—	192

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Proceeds	¥2,718	¥2,278	¥1,831	$17,575
Gross realized gains	1,369	103	1,444	13,861
Gross realized losses	(0)	(2)	—	—

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004		2004
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥20	¥20	$192	$192
Due after 5 years through 10 years	—	—	—	—

Total	¥20	¥20	$192	$192

Maturities of debt securities classified as available-for-sale at March 31, 2004 are as follows:
	Millions of yen		Thousands of U.S. dollars
	2004		2004
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥423	¥423	$4,060	$4,060
Due after 5 years through 10 years	—	—	—	—

Total	¥423	¥423	$4,060	$4,060

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities at March 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

Millions of yen
March 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3	¥1,724	¥50
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

Thousands of U.S. dollars
March 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	$16,414	$451	$134	$29	$16,548	$480
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments includes long-term investments in various privately held companies and, as discussed below, warrants in AT&T Wireless.

On January 22, 2001, DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. As discussed in Note 5, on July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market Value of the warrants was computed using the Black-Scholes option pricing methodology through the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless is $15 and is below the exercise price of the warrant of $35 per share. In addition, the price movement of AT&T Wireless shares shows that capital market expects that the merger will go through, although transaction is subject to approval by regulatory authorities, and other closing conditions. Consequently, DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥28,534 million, ¥599 million and ¥1,706 million ($16,376 thousand) has been included in “Other, net” in the accompanying consolidated statement of operations and comprehensive income (loss) for the years ended March 31, 2002, 2003 and 2004, respectively.

7. Goodwill and other intangible assets:

Goodwill—

On November 1, 2002, DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned. On August 1, 2003, DoCoMo also made its subsidiary wholly owned through the same processes. These share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141. In accordance therewith, the acquisition costs of the subsidiaries’ stocks which exceed the net assets of each of the subsidiaries are assigned to DoCoMo’s pro rata share of assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assets are recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed. The aggregate amount of acquisition costs that exceed the related determinable assets including intangible assets less liabilities is recorded as goodwill, which is exclusively attributable to the mobile phone business segment, on the consolidated balance sheet.

The changes in the carrying amount of goodwill, which is all related to the mobile phone segment, for the years ended March 31, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	For the year ended March 31, 2003	For the year ended March 31, 2004	For the year ended March 31, 2004
Balance at beginning of year	¥5,312	¥133,196	$1,278,518
Goodwill acquired during the year	127,884	158	1,517

Balance at end of year	¥133,196	¥133,354	$1,280,035

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

The following table displays the intangible assets, all of which are subject to amortization, at March 31, 2003 and 2004.

	Millions of yen
	March 31, 2003
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥344,741	¥192,792	¥151,949
Internal-use software	487,939	244,129	243,810
Customer related assets	50,949	3,538	47,411
Rights to use telecommunications facilities of wireline carriers	48,290	17,221	31,069
Other	14,588	1,011	13,577

	¥946,507	¥458,691	¥487,816

	Millions of yen
	March 31, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥402,686	¥227,747	¥174,939
Internal-use software	576,121	321,437	254,684
Customer related assets	50,949	12,030	38,919
Rights to use telecommunications facilities of wireline carriers	48,366	19,613	28,753
Other	10,925	1,443	9,482

	¥1,089,047	¥582,270	¥506,777

	Thousands of U.S. dollars
	March 31, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	$3,865,291	$2,186,091	$1,679,200
Internal-use software	5,530,054	3,085,400	2,444,654
Customer related assets	489,048	115,473	373,575
Rights to use telecommunications facilities of wireline carriers	464,254	188,261	275,993
Other	104,866	13,852	91,014

	$10,453,513	$5,589,077	$4,864,436

Amortization of intangible assets for the year ended March 31, 2002, 2003 and 2004 was ¥99,743 million, ¥142,964 million and ¥150,673 million ($1,446,276 thousand), respectively. Estimated amortization of intangible assets for fiscal years ending March 31, 2005, 2006, 2007, 2008 and 2009 is ¥145,618 million, ¥125,348 million, ¥95,540 million, ¥59,419 million, and ¥24,553 million, respectively. The weighted-average amortization period of the intangible assets acquired for the year ended March 31, 2004 is 5.8 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Other assets:

Other assets at March 31, 2003 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Deposits	¥69,325	¥68,505	$657,564
Deferred customer activation costs	67,822	71,841	689,585
Loan to an affiliate	—	38,618	370,685
Other	13,125	16,442	157,823

	¥150,272	¥195,406	$1,875,657

Loan to an affiliate represents the loan for H3G UK, an affiliate of DoCoMo.

In March 2003, DoCoMo received a funding call notice from H3G UK, seeking a shareholders loan advancement of £200 million from DoCoMo, pursuant to a provision of the H3G UK shareholders agreement between HWL, the parent company of H3G UK, and DoCoMo. In May 2003, DoCoMo advanced H3G UK a 10-year shareholders loan of £200 million. On May 27, 2004, the shareholder loan provided by DoCoMo was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, and the payment was completed (See Note 5). DoCoMo believes the estimated fair value of the loan as of March 31, 2004 approximated to the carrying value.

9. Short-term borrowings and long-term debt:

DoCoMo’s borrowings are denominated in Japanese yen and U.S. dollars.

Short-term borrowings, excluding the current portion of long-term debt, at March 31, 2003 and 2004 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Denominated in Japanese yen:
Unsecured short-term bank loans and commercial paper at March 31, 2003 and 2004, bearing interest at a weighted average rate of 0.17% per annum at March 31 2003	¥10,000	¥—	$—

As of March 31, 2004, DoCoMo has unused overdraft accounts amounting to ¥407,432 million ($3,910,847 thousand).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2003 and 2004 is comprised of the following:

			Millions of yen		Thousands of U.S. dollars
	Interest rates	Maturities	2003	2004	2004
Debt denominated in Japanese Yen:
Unsecured corporate bonds	0.3% - 2.7%	2004 - 2011	¥777,000	¥750,490	$7,203,782

Unsecured indebtedness to banks and insurance companies	0.5% - 4.9%	2004 - 2012	549,348	330,537	3,172,749
Debt denominated in U.S. dollars:
Unsecured corporate bonds	3.5%	2008	12,020	10,569	101,449

Sub-total			1,338,368	1,091,596	10,477,980
Less: Current portion			(126,741)	(136,642)	(1,311,595)

Total Long-term debt			¥1,211,627	¥954,954	$9,166,385

Interest rates on most of DoCoMo’s borrowings are fixed in nature. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2003 and 2004 totaled ¥19,199 million and ¥15,045 million ($144,414 thousand), respectively.

DoCoMo made a shelf registration that DoCoMo may issue up to ¥1,000 billion of general domestic corporate bonds during the two-year period starting April 3, 2002. As of March 31, 2004, DoCoMo had the unused line of credit amounting to ¥850 billion. DoCoMo applied for a shelf registration that DoCoMo may issue up to ¥1,000 billion of general domestic corporate bonds during the two-year period starting April 3, 2004.

On November 11, 2003, DoCoMo established a Euro Medium Term Note Program (“EMTN Program”), which permit issuance of Notes up to $10 billion or the equivalent in other currencies. As of March 31, 2004, DoCoMo has the unused line of credit amounting to $10 billion regarding the EMTN Program.

The aggregate amounts of annual maturities of long-term debt at March 31, 2004, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥136,642	$1,311,595
2006	150,324	1,442,926
2007	193,742	1,859,685
2008	129,788	1,245,805
2009	75,210	721,924
Thereafter	405,890	3,896,045

	¥1,091,596	$10,477,980

10. Shareholders’ equity:

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders’ meeting.

The amount of statutory retained earnings of the Company available for the payments of dividends to shareholders as of March 31, 2004 was ¥1,091,557 million ($10,477,606 thousand).

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2004 represent dividends paid out during the periods and related appropriations to the legal reserve.

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

The shareholders’ meeting on June 18, 2004, approved cash dividends of ¥48,596 million ($466,462 thousand), ¥1,000 per share, payable to shareholders of record as of March 31, 2004, which were declared by the Board of Directors on April 22, 2004.

Share repurchase and share exchanges for converting subsidiaries into wholly-owned subsidiaries—

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

On November 1, 2002, DoCoMo completed the share exchanges. The treasury stock amount of ¥234,462 million (870,000 shares), which had been acquired before the share exchanges, was decreased to ¥2,585 million (9,594 shares) as a result of the share exchanges and the subsequent purchase of odd lot equal to ¥8 million (34 shares) from the former minority shareholders of the regional subsidiaries.

On May 13, 2003, DoCoMo entered into memorandum of understanding with DoCoMo Sentsu, Inc. (“Sentsu”) which provide that Sentsu shall become wholly-owned subsidiary of DoCoMo by way of share exchanges in order to increase the DoCoMo group’s overall value by unifying its business and financing strategies. On August 1, 2003, DoCoMo completed the share exchange. Treasury stock amount of ¥587 million (2,180 shares) was allocated and transferred for the former minority shareholders of Sentsu as a result of the share exchange.

On June 19, 2003, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Also, DoCoMo repurchased its fractional shares.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class, aggregate number and price of shares repurchased for the year ended March 31, 2004, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,576,222 shares (3.1% of issued shares)
Aggregate price of shares repurchased:	¥ 394,903 million

Of the total shares repurchased, 698,000 shares were purchased from NTT.

In May 2004, based on a resolution of the Board of Directors on March 24, 2004, DoCoMo repurchased 43,000 shares of its common stock (0.09% of issued shares) for ¥8,447 million in the stock market.

On June 18, 2004, the shareholders’ meeting approved a stock repurchase plan under which the Company may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

Accumulated other comprehensive income (loss):

The table that follows presents the change in accumulated other comprehensive income (loss):

	Millions of yen
	Unrealized gains (losses) on available- for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2001	¥3,335	¥—	¥25,621	¥(5,847)	¥23,109
2002 change	(2,136)	(90)	105,147	(3,398)	99,523

Balance at March 31, 2002	¥1,199	¥(90)	¥130,768	¥(9,245)	¥122,632
2003 change	(727)	257	(39,315)	(19,910)	(59,695)

Balance at March 31, 2003	¥472	¥167	¥91,453	¥(29,155)	¥62,937
2004 change	12,238	(13)	(9,862)	16,055	18,418

Balance at March 31, 2004	¥12,710	¥154	¥81,591	¥(13,100)	¥81,355

	Thousands of U.S. dollars
	Unrealized gains (losses) on available- for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	$4,530	$1,603	$877,837	$(279,852)	$604,118
2004 change	117,470	(125)	(94,663)	154,108	176,790

Balance at March 31, 2004	$122,000	$1,478	$783,174	$(125,744)	$780,908

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Research and development expenses, and advertising cost:

Research and development expenses

Research and development expenses are charged to expense as incurred.

For the year ended March 31, 2003 and 2004, DoCoMo expended funds for research and development of new FOMA 3G handsets manufactured by handset vendors. The move is part of a strategy to promote the rapid development of FOMA handset technology and stimulate market demand for FOMA services. Under the agreements with manufacturers, they are required to develop new FOMA handsets, featuring advanced applications and longer battery life. DoCoMo shares ownership rights for FOMA handset patented technologies and know-how with the manufacturers.

The total amount invested by DoCoMo in the development of FOMA handsets by handset manufacturers for the year ended March 31, 2003 and 2004 is ¥17.5 billion and ¥23.5 billion ($225,571 thousand), respectively.

Research and development expenses are included primarily in selling, general and administrative expenses, and amounted to ¥99,454 million, ¥ 126,229 million and ¥124,514 million ($1,195,181 thousand) for the year ended March 31, 2002, 2003, and 2004, respectively.

Advertising costs

Advertising costs are also expensed as incurred. Such costs are included in selling, general and administrative expenses and amounted to ¥63,480 million, ¥58,738 million and ¥58,434 million ($560,895 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

12. Other (income) expense:

Components of (income) expense included in “other, net” in the financial statement for the year ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Realized holding gains (net of losses) on marketable securities and other investments	¥(1,369)	¥(101)	¥(1,444)	$(13,861)
Foreign exchange gains	(829)	(228)	(483)	(4,636)
Rental revenue received	(1,885)	(2,666)	(2,744)	(26,339)
Write-down of warrants related to AT&T Wireless	28,534	599	1,706	16,376
Gain on share-exchange right related to investment in KGT	—	—	(2,665)	(25,581)
Other—net	2,970	(623)	(3,874)	(37,185)

	¥27,421	¥(3,019)	¥(9,504)	$(91,226)

13. Related party transactions:

As previously noted, DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group.

DoCoMo has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. DoCoMo’s transactions with NTT group companies

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

include purchases of wireline telecommunications services (i.e. for DoCoMo’s offices and operations facilities, including its PHS business) based on actual usage, leasing of various telecommunications facilities and sales of DoCoMo’s various wireless communications services.

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2002, 2003 and 2004, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥121,555 million, ¥123,473 million and ¥100,994 million ($969,418 thousand), respectively.

DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, chairman of which is also one of DoCoMo’s directors. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥10,552 million and ¥11,970 million ($114,897 thousand) for the year ended March 31, 2003 and 2004, respectively.

14. Business segments:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes cellular services, FOMA services, packet communications services, satellite mobile communications services, in-flight telephone services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. The Quickcast business segment includes paging services and related equipment sales for such service. The miscellaneous business segment includes international dialing and roaming services and other miscellaneous services, which in the aggregate are not significant. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Beginning with the year ended March 31, 2003, DoCoMo has elected to change the basis of the consolidated financial information filed in Japan from Japanese GAAP to U.S. GAAP. Consistent therewith, the Company’s management reports, which were prepared in accordance with Japanese GAAP in the year ended March 31, 2002, have also been changed to a U.S. GAAP basis for the years ended March 31, 2003 and 2004. Therefore, segment information for the years ended March 31, 2003 and 2004 is presented on the basis of U.S. GAAP, while such information for the year ended March 31, 2002 in the tables below are primarily in accordance with Japanese GAAP.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[Japanese GAAP basis] Year ended March 31, 2002	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥5,022,109	¥114,512	¥10,977	¥23,949	—	¥5,171,547
Operating expenses	3,954,523	173,223	17,370	23,578	—	4,168,694

Operating income (loss)	¥1,067,586	¥(58,711)	¥(6,393)	¥371	—	¥1,002,853

Assets	¥4,422,508	¥134,310	¥15,771	¥3,656	¥1,336,337	¥5,912,582

Depreciation and amortization	¥585,619	¥35,118	¥6,839	¥1,144	—	¥628,720

[U.S. GAAP basis] Year ended March 31, 2003	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,690,444	¥85,038	¥8,088	¥25,518	—	¥4,809,088
Operating expenses	3,603,257	113,332	14,546	21,234	—	3,752,369

Operating income (loss)	¥1,087,187	¥(28,294)	¥(6,458)	¥4,284	—	¥1,056,719

Assets	¥4,818,323	¥134,900	¥15,653	¥4,823	¥1,084,308	¥6,058,007

Depreciation and amortization	¥712,726	¥27,668	¥7,934	¥869	—	¥749,197

[U.S. GAAP basis] Year ended March 31, 2004	Millions of yen
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	—	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	—	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	—	¥1,102,918

Assets	¥4,847,982	¥127,224	¥13,531	¥8,644	¥1,264,885	¥6,262,266

Depreciation and amortization	¥693,102	¥23,508	¥2,643	¥1,744	—	¥720,997

[U.S. GAAP basis] Year ended March 31, 2004	Thousands of U.S. dollars
	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Corporate	Consolidated
Operating revenues	$47,395,527	$726,646	$57,410	$275,639	—	$48,455,222
Operating expenses	36,463,669	1,067,614	75,177	262,104	—	37,868,564

Operating income (loss)	$10,931,858	$(340,968)	$(17,767)	$13,535	—	$10,586,658

Assets	$46,534,671	$1,221,194	$129,881	$82,972	$12,141,342	$60,110,060

Depreciation and amortization	$6,652,928	$225,648	$25,370	$16,739	—	$6,920,685

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables that follow present reconciliations of segment operating revenues, operating expenses, operating income, assets and depreciation and amortization for the year ended March 31, 2002 from the management reports information shown above, to U.S. GAAP amounts on a consolidated basis.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Impairment write-down of investments in affiliates—

As noted above, translation adjustments are not reversed for impairment write-downs of investments in affiliates under U.S. GAAP.

Millions of yen
Adjustments to reconcile segment operating revenues to U.S. GAAP operating revenues	Year ended March 31, 2002
Segment operating revenues	¥5,171,547
1) Activation fees	(4,409)
2) Commissions paid to agent resellers	(507,884)

Consolidated operating revenue under U.S. GAAP	¥4,659,254

Millions of yen
Adjustments to reconcile segment operating expenses to U.S. GAAP operating expenses	Year ended March 31, 2002
Segment operating expenses	¥4,168,694
1) Activation fees	(4,409)
2) Commissions paid to agent resellers	(507,884)
3) Classification of loss on inventory writedown	9,527
4) Compensated absences	2,694
5) Employee retirement benefits	(14,184)
6) Lease transactions	(2,194)
7) Amortization of intangible assets	1,368
8) Depreciation for capitalized interest costs	2,406
9) Other	2,349

Consolidated operating expenses under U.S. GAAP	¥3,658,367

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Millions of yen
Adjustments to reconcile segment operating income to U.S. GAAP operating income	Year ended March 31, 2002
Segment operating income	¥1,002,853
1) Classification of loss on inventory writedown	(9,527)
2) Compensated absences	(2,694)
3) Employee retirement benefits	14,184
4) Lease transactions	2,194
5) Amortization of intangible assets	(1,368)
6) Depreciation for capitalized interest costs	(2,406)
7) Other	(2,349)

Consolidated operating income under U.S. GAAP	¥1,000,887

Millions of yen
Adjustments to reconcile segment assets to U.S. GAAP assets	March 31, 2002
Segment assets	¥5,912,582
1) Deferred costs related to activation fees	113,334
2) Lease transactions	13,201
3) Capitalization of intangible assets	20,192
4) Capitalized interest	10,102
5) Investments in affiliates	75,999
6) Translation of investments in foreign affiliates	222,497
7) Impairment write-down of investments in affiliates	(264,983)
8) Other	1,776
9) Deferred taxes related to reconciling items	(37,475)

Consolidated assets under U.S. GAAP	¥6,067,225

Millions of yen
Adjustments to reconcile segment depreciation and amortization to U.S. GAAP depreciation and amortization	Year ended March 31, 2002
Segment depreciation and amortization	¥628,720
1) Lease transactions	6,224
2) Amortization of intangible assets	1,368
3) Depreciation for capitalized interest costs	2,406
4) Other	1,787

Consolidated depreciation and amortization under U.S. GAAP	¥640,505

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following supplemental table presents segment information for the year ended March 31, 2002 in accordance with U.S. GAAP adjusted from those in accordance with Japanese GAAP, to provide comparability of the segment information and for the convenience of the users of the financial statements.

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

15. Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT/Employee Pension Fund”). The number of DoCoMo’s employees covered by the contributory plan represented approximately 9.6% and 9.8% of the total people covered by such plan as of March 31, 2003 and 2004, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of operations and comprehensive income (loss) related to the contributory plan for the years ended March 31, 2002, 2003 and 2004 was ¥ 7,962 million, ¥8,661 million and ¥7,808 million ($74,947 thousand), respectively. The liability for employees’ benefits covered by such contributory plan was ¥26,149 million and ¥25,499 million ($244,759 thousand) as of March 31, 2003 and 2004, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo also sponsors a non-contributory defined benefit pension plan covering substantially all employees. DoCoMo uses a measurement date of March 31 for its non-contributory pension plan. The following tables present reconciliations of the changes in the non-contributory pension plan’s projected benefit obligations and fair value of plan assets at March 31, 2003 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥161,006	¥177,238	$1,701,267
Service cost	9,354	10,715	102,851
Interest cost	3,953	3,631	34,853
Benefit payments	(8,478)	(9,263)	(88,913)
Plan amendment	(3,039)	(11,774)	(113,016)
Transfer of liability from NTT non-contributory funded pension plan	4,097	5,686	54,578
Actuarial loss (gain)	10,345	(3,703)	(35,544)

Projected benefit obligation, end of year	¥177,238	¥172,530	$1,656,076
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥44,382	¥45,934	$440,910
Actual return on plan assets	(5,797)	6,714	64,446
Employer contributions	6,728	5,310	50,970
Benefits payments	(801)	(1,233)	(11,835)
Transfer of plan assets from NTT non-contributory funded pension plan	1,422	1,634	15,684

Fair value of plan assets, end of year	¥45,934	¥58,359	$560,175
At March 31:
Funded status	¥(131,304)	¥(114,171)	$(1,095,901)
Unrecognized net losses	62,965	50,110	480,995
Unrecognized transition obligation	2,477	1,786	17,143
Unrecognized prior service cost	(16,242)	(25,976)	(249,338)

Net amount recognized	¥(82,104)	¥(88,251)	$(847,101)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
At March 31:
Liability for employees’ retirement benefits	¥(123,551)	¥(108,455)	$(1,041,035)
Intangible assets	790	470	4,512
Accumulated other comprehensive income	40,657	19,734	189,422

Net amount recognized	¥(82,104)	¥(88,251)	$(847,101)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(26,149)	¥(25,499)	$(244,759)

Total liability for employees’ retirement benefits	¥(149,700)	¥(133,954)	$(1,285,794)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the non-contributory pension plan was ¥167,671 million and ¥166,454 million ($1,597,754 thousand) at March 31, 2003 and 2004, respectively.

The charges to income for the non-contributory pension plan for the years ended March 31, 2002, 2003 and 2004, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Service cost	¥8,567	¥9,354	¥10,715	$102,851
Interest cost on projected benefit obligation	4,380	3,953	3,631	34,853
Expected return on plan assets	(1,201)	(1,180)	(1,181)	(11,336)
Amortization of prior service cost	(1,235)	(1,217)	(1,465)	(14,062)
Amortization of actuarial loss	2,413	2,188	3,063	29,401
Amortization of transition obligation	633	637	637	6,114
Other	411	—	—	—

Net pension cost	¥13,968	¥13,735	¥15,400	$147,821

The assumptions used in determination of the pension plan’s projected benefit obligations at March 31, 2003 and 2004 are as follows:

	March 31, 2003	March 31, 2004
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1

The assumptions used in determination of the net pension costs for the years ended March 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Discount rate	3.0%	2.5%	2.0%
Long-term rate of salary increases	3.0	2.1	2.1
Long-term rate of return on funded assets	3.0	2.5	2.5

In determining the expected long-term rate of return on plan assets, the non-contributory pension plan considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The non-contributory pension plan weighted-average asset allocations at March 31, 2003 and 2004 by asset category are as follows:

	March 31, 2003	March 31, 2004
Domestic stocks	26.6%	26.4%
Domestic bonds	35.8	28.7
International stocks	17.4	14.4
International bonds	15.5	17.2
Other	4.7	13.3

Total	100.0%	100.0%

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-contributory pension plan’s policy toward plan assets management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, DoCoMo selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DoCoMo then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DoCoMo will review the asset allocation, as necessary. The target ratio in March 2004 is: domestic stocks, 25.0%; domestic bonds, 30.0%; international stocks, 15.0%; international bonds, 20.0%; and other financial instruments 10.0%.

Domestic stocks include DoCoMo common stocks in the amount of ¥527 million (1.1% of total plan assets) and ¥346 million (0.6% of total plan assets), NTT common stocks in the amount of ¥308 million (0.7% of total plan assets) and ¥314 million (0.5% of total plan assets), and NTT DATA Corporation, a subsidiary of NTT, common stocks in the amount of ¥458 million (1.0% of total plan assets) and ¥164 million (0.3% of total plan assets) at March 31, 2003 and 2004, respectively.

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

DoCoMo expects to contribute ¥6,623 million ($63,573 thousand) to the non-contributory pension plan in the year ending March 31, 2005.

Certain of DoCoMo’s employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of DoCoMo shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary, with a small contribution from DoCoMo. The expense recorded by DoCoMo for contributions made toward employee stocks purchases was not material to its results of operations for the years ended March 31, 2002, 2003 and 2004, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

Total income taxes for the years ended March 31, 2002, 2003 and 2004 were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Income from continuing operations	¥399,643	¥454,487	¥429,116	$4,118,986
Equity in net losses of affiliates	(470,278)	(226,450)	4,527	43,454
Cumulative effect of accounting change	—	(25,852)	—	—
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	(1,013)	(476)	6,711	64,417
Less: Reclassification adjustments for net gains included in net income (loss)	(520)	(41)	(106)	(1,017)
Revaluation of financial instruments	(65)	176	53	509
Foreign currency translation adjustment	75,048	(28,779)	(23,752)	(227,990)
Minimum pension liability adjustment	(2,482)	(13,637)	11,104	106,584

	¥333	¥159,428	¥427,653	$4,104,943

Virtually all income or loss before income taxes and income tax expenses or benefit are domestic.

The Company and its domestic subsidiaries are subject to a National Corporate Tax of 30%, an Inhabitant Tax of approximately 6% and a deductible Japanese Enterprise Tax of approximately 10%. The Inhabitant Tax rate and the Japanese Enterprise Tax rate vary by local jurisdiction. The aggregate statutory income tax rate was approximately 42% for the years ended March 31, 2002, 2003 and 2004. The effective income tax rate for the years ended March 31, 2002, 2003 and 2004 was approximately 42%, 44% and 39% respectively. The differences between the effective income tax rates and the statutory income tax rates for the years ended March 31, 2003 was principally related to the effect of enacted income tax rate changes. The difference for the year ended March 31, 2004 is principally related to the special tax treatment applied to IT and research and development investment, which lowered the effective tax rate by 3.0 points.

In March 2003, the Japanese government enacted the amendments to the tax law, which was to reduce the standard Japanese Enterprise Tax rates based on the size of income as well as additionally levy Japanese Enterprise Tax based on the size of the business. The new statutory income tax rates are effective for the years beginning after March 31, 2004. As a result of the change in tax laws, with a new combined statutory income tax rate reduced to 40.7%, DoCoMo recalculated deferred tax assets and liabilities for temporary differences scheduled to reverse after March 31, 2004. The effect of the change in the rates on net deferred tax assets was a reduction of ¥18,213 million and was charged to income taxes in the year ended March 31, 2003. During the year ended March 31, 2004, a change to the Japanese Enterprise Tax rates was enacted in the local jurisdictions. The combined statutory income tax rate was raised to approximately 40.9% effective April 1, 2004. The effect of the change in the rates on net deferred tax assets was an increase of net income by ¥3,447 million ($33,087 thousand) in the year ended March 31, 2004.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Deferred tax assets:
Investments in affiliates	¥510,190	¥487,234	$4,676,848
Property, plant and equipment due to differences in depreciation	38,513	39,163	375,917
Accrued enterprise tax	11,637	30,954	297,120
Liability for employee benefits	52,048	49,484	474,986
Allowance for loyalty programs	38,144	40,013	384,076
Deferred revenues regarding Nikagetsu Kurikoshi	—	13,139	126,118
Compensated absences	6,658	7,415	71,175
Accrued bonus	5,893	6,648	63,813
Marketable securities and other investments	15,811	16,382	157,247
Accrued commissions to agent resellers	20,693	24,886	238,875
Other	10,578	11,783	113,101

Total gross deferred tax assets	¥710,165	¥727,101	$6,979,276

Deferred tax liabilities:
Intangible assets	19,272	25,064	240,584
Unrealized gains on available-for-sale securities	542	6,872	65,963
Property, plant and equipment due to differences in capitalized interest	4,171	4,056	38,933
Foreign currency translation adjustment	56,717	38,377	368,372
Other	1,807	7,509	72,076

Total gross deferred tax liabilities	82,509	81,878	785,928

Net deferred tax assets	¥627,656	¥645,223	$6,193,348

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2003	2004	2004
Tools, furniture and fixtures	¥27,501	¥20,515	$196,919
Computer software	1,978	1,881	18,055

	29,479	22,396	214,974
Accumulated depreciation	(21,167)	(15,714)	(150,835)

	¥8,312	¥6,682	$64,139

Tools, furniture and fixtures are classified as part of property, plant and equipment while computer software is classified as part of intangible assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2004 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥4,015	$38,539
2006	2,888	27,721
2007	1,202	11,538
2008	536	5,145
2009	169	1,622
Thereafter	45	432

Total minimum lease payments	8,855	84,997
Less—Amount representing interest	(486)	(4,665)

Present value of net minimum lease payments	8,369	80,332
Less—Amounts representing estimated executory costs	(918)	(8,812)

Net minimum lease payments	7,451	71,520
Less—Current obligation	(3,824)	(36,705)

Long-term capital lease obligations	¥3,627	$34,815

The above obligations are classified as part of other current and long-term liabilities, as appropriate.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 2004 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥1,424	$13,669
2006	1,424	13,669
2007	1,424	13,669
2008	1,424	13,669
2009	1,424	13,669
Thereafter	19,933	191,331

Total minimum future rentals	¥27,053	$259,676

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Minimum rentals	¥59,958	¥41,653	¥76,879	$737,944

Collateral pledge of shares of an affiliate—

On December 12, 2002, pursuant to a syndicated loan agreement that HTCL had entered into with financial institutions, DoCoMo pledged as collateral certain of HTCL shares owned by DoCoMo. The summary of the share pledge is as follows:

(1) Total number of shares pledged	4,793 (3.8% of the total number of outstanding shares of HTCL)
(2) Carrying value of shares pledged	¥6,980 million ($66,999 thousand)
(3) Period of pledge	Until full repayment (Scheduled on March 31, 2006)
(4) Enforcement of security	In case of default defined in the loan agreement

These shares are included in investments in affiliates on the consolidated balance sheets.

On May 31, 2004, HTCL terminated the syndicated loan agreement as it made early repayment of the syndicated loan. As a result, the pledge of the HTCL shares to financial institutions was terminated.

Litigation—

At March 31, 2004, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment and inventories (primarily handsets). Commitments outstanding at March 31, 2004 amounted to ¥89,371 million ($857,852 thousand) (of which ¥9,623 million ($92,369 thousand) are with related parties) for property, plant and equipment and ¥40,993 million ($393,482 thousand) (of which none are with related parties) for inventories.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees—

In November 2002, FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that if a company issues or modifies a guarantee on or after January 1, 2003, the company must recognize an initial liability for the fair value of the obligations it has undertaken in issuing and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide for guarantees of counterparties. These counterparties include customers, related parties and other business partners. Although the most of guarantees provided for customers are for cellular phone handsets DoCoMo sold, DoCoMo is provided the same kind of guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contracts, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DoCoMo could be required is not specified in almost all of the contract. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, DoCoMo has no liabilities recorded for the obligations as of March 31, 2004.

18. Fair value of financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 5, 6 and 8, respectively.

Long-term debt, including current portion—

The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at March 31, 2003 and 2004 are as follows:

	Millions of yen				Thousands of U.S. dollars
	2003		2004		2004
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Long-term debt, including current portion	¥1,338,368	¥1,387,556	¥1,091,596	¥1,106,339	$10,477,980	$10,619,495

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

On March 5, 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of March 31, 2004 from this instrument was ¥145 million and ¥712 million ($6,834 thousand) and recorded as a foreign currency translation adjustment for the year ended March 31, 2003 and 2004, respectively.

Interest rate swap agreements—

The table below shows the notional principal amounts and fair value of those derivative financial instruments at March 31, 2003 and 2004:

			Millions of yen
	Weighted average rate		March 31, 2003
Term	Receive floating	Pay fixed	Notional amounts	Fair value
1995-2005	0.3%	2.9%	¥2,500	¥(129)

			Millions of yen		Thousands of U.S. dollars
	Weighted average rate		March 31, 2004		March 31, 2004
Term	Receive floating	Pay fixed	Notional amounts	Fair value	Notional amounts	Fair Value
1995-2005	0.4%	3.2%	¥1,500	¥(66)	$14,398	$(634)

	Receive fixed	Pay floating	Notional amounts	Fair value	Notional amounts	Fair Value
2003-2011	1.5%	0.1%	¥50,000	¥90	$479,939	$864

The interest rate swap agreements have remaining terms to maturity ranging from 6 months to 7 years and 6 months.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2003 and 2004.

Concentrations of risk—

As of March 31, 2004, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

19. Subsequent events:

Revisions in tariffs—

DoCoMo made the following revisions in tariffs after March 31, 2004:

•	DoCoMo offers a billing arrangement, called Family Discount, for families with two or more DoCoMo subscriptions (up to ten) to discount base monthly charges for all subscriptions and dialing charges on calls between the subscribers in each family. From April 1, 2004, DoCoMo raised the discount rates of Family Discount for DoCoMo’s cellular (FOMA and mova) services.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	DoCoMo offers tariff plans, called “FOMA Packet Pack,” for DoCoMo’s cellular (FOMA) services subscribers to discount per-packet rates by paying certain additional monthly charges (including the same amount of allowances). From May 1, 2004, the additional monthly charges for the plans were revised and lowered.

•	On June 1, 2004, DoCoMo introduced flat rate tariff plans that offer DoCoMo’s cellular (FOMA) i-mode subscribers unlimited i-mode access, called “Pake-Houdai,” as an additional billing arrangement to certain tariff plans for high-end users.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED

MARCH 31, 2002, 2003 and 2004

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2002
Allowance for doubtful accounts	¥23,903	¥14,188	¥16,062	¥22,029
2003
Allowance for doubtful accounts	¥22,029	¥16,170	¥16,688	¥21,511
2004
Allowance for doubtful accounts	¥21,511	¥15,641	¥14,184	¥22,968

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2004
Allowance for doubtful accounts	$206,479	$150,134	$136,148	$220,465

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/S/ MASAO NAKAMURA
	Name:	Masao Nakamura
	Title:	President and Chief Executive Officer

Date: June 28, 2004

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	—	Articles of Incorporation of the registrant (English translation)

1.2	—	Share Handling Regulations of the registrant (English translation)

1.3	—	Regulations of the Board of Directors of the registrant (English translation)

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—	Specimen common stock certificates of the registrant*

2.2	—

Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001**

4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002**

8.1	—	List of Subsidiaries

11.1	—	Code of Ethics

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—

Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 5, 2004

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on July 3, 2003 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.