Form 20-F/A
period 2004-03-31
NTT DOCOMO INC
filed 2004-09-30
CIK 1166141

As filed with the Securities and Exchange Commission on September 30, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Explanatory Note:

The registrant hereby amends its Annual Report on Form 20-F for the fiscal year ended March 31, 2004 filed with the Securities and Exchange Commission on June 28, 2004 to file separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for its fiscal years ended December 31, 2001, 2002 and 2003, as required by Rule 3-09 of Regulation S-X.

This amendment is being filed for the purpose of updating “Item 18. Financial Statements” and “Item 19. Exhibits”.

Item 18. Financial Statements.

Reference is made to pages F-1 through F-44 incorporated herein by reference, to our Annual Report on Form 20-F filed on June 28, 2004.

Separate consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries for its fiscal years ended December 31, 2001, 2002 and 2003 are being filed pursuant Rule 3-09 of Regulation S-X. Reference is made to Exhibit 15.1 to our Annual Report on Form 20-F filed on June 28, 2004.

Separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited (“H3GUK”) for its fiscal years ended December 31, 2001, 2002 and 2003 are being filed pursuant Rule 3-09 of Regulation S-X. H3GUK’s audited consolidated financial statements for its fiscal years ended December 31, 2001 and 2002 are incorporated in Exhibit 15.2 to this Amendment No. 1 to our Annual Report on Form 20-F by reference to Exhibit 14.2 of Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, filed on September 30, 2003. H3GUK’s unaudited consolidated financial statements for its fiscal year ended December 31, 2003 are included in Exhibit 15.3 to this Amendment No.1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2004.

Item 19. Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)***

1.2	—	Share Handling Regulations of the registrant (English translation)***

1.3	—	Regulations of the Board of Directors of the registrant (English translation)***

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)***

2.1	—	Specimen common stock certificates of the registrant*

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001**

4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002**

8.1	—	List of Subsidiaries***

11.1	—	Code of Ethics***

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 5, 2004***

15.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal years ended December 31, 2001 and 2002 (incorporated by reference to Exhibit 14.2 of Amendment No. 1 to Annual Report on Form 20-F/A of NTT DoCoMo, Inc., filed on September 30, 2003)

15.3	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal year ended December 31, 2003

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on July 3, 2003 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.

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

NTT DoCoMo, Inc.

By	/s/ Masao Nakamura
Name:	Masao Nakamura
Title:	President and Chief Executive Officer

Date: September 30, 2004

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)***

1.2	—	Share Handling Regulations of the registrant (English translation)***

1.3	—	Regulations of the Board of Directors of the registrant (English translation)***

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)***

2.1	—	Specimen common stock certificates of the registrant*

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

4.1	—	Investor Agreement by and among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2000*

4.2	—	Warrant Agreement by and among AT&T Wireless Services, Inc., the registrant and AT&T Corp. dated December 20, 2000*

4.3	—	Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 20, 2001**

4.4	—	Amendment No. 1 to Amended and Restated Investor Agreement among AT&T Corp., AT&T Wireless Services, Inc. and the registrant, dated December 26, 2002**

8.1	—	List of Subsidiaries***

11.1	—	Code of Ethics***

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Subsidiaries from the AT&T Wireless Services, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 5, 2004***

15.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal years ended December 31, 2001 and 2002 (incorporated by reference to Exhibit 14.2 of Amendment No. 1 to Annual Report on Form 20-F/A of NTT DoCoMo, Inc., filed on September 30, 2003)

15.3	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal year ended December 31, 2003

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on July 3, 2003 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.