Form 20-F
period 2005-03-31
NTT DOCOMO INC
filed 2005-06-27
CIK 1166141

As filed with the Securities and Exchange Commission on June 27, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

As of March 31, 2005, 46,272,208 shares of common stock were outstanding, comprised of 46,119,084 shares and 15,312,400 ADSs (equivalent to 153,124 shares).

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	Increasing competition from other service providers and other technologies may limit our acquisition of new subscribers and retention of existing subscribers, may suppress average revenue per unit (ARPU) and may increase our costs and expenses.

•	If the new services and forms of usage which we propose and introduce are not successful, our growth may be constrained.

•	The introduction or change of various laws or regulations or the application of such laws or regulations to us could have an adverse effect on our financial condition and results of operations.

•	The introduction of mobile number portability in Japan may increase our expenses, and may lead to a decrease in the number of our subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations on the amount of frequency spectrum and facilities available to us may make it difficult for us to maintain and improve the quality of our services and the level of our customer satisfaction.

•	We cannot guarantee overseas operators will introduce the W-CDMA technology and mobile multimedia services we currently use in our 3G system, which would adversely affect our ability to offer our international services to our subscribers.

•	We cannot guarantee that our domestic and international investments, alliances and collaborations and investments in new businesses will produce sufficient opportunities or returns.

•	Our PHS business, which is expected to operate a loss until the termination of services, may incur greater losses than we project.

•	As electronic payment capabilities and many other new features are built into our cellular handsets, and the services of third parties are provided through our cellular handsets, problems may arise in the event that handsets malfunction, contain defects, are lost or fail to complete services provided by other operators.

•	Social issues that may arise from misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inappropriate handling of subscriber information by our employees or subcontractors would damage our credibility and corporate image.

•	Earthquakes, power shortages, malfunction of facilities, software bugs and viruses or cyberattacks may cause system failures in our cellular network, handsets or other networks required for the provision of service, disrupting our ability to offer our services to our subscribers.

•	Concerns about adverse effect on health by wireless telecommunications may increase.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in Item 3.D. and elsewhere in this annual report.

PART I

As used in this annual report, references to “DoCoMo”, “the company”, “we”, “our” , “our group” and “us” are to NTT DoCoMo, Inc. and its subsidiaries except as the context otherwise requires.

“Fiscal 2004” refers to our fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following tables include selected historical financial data as at and for the fiscal years ended March 31, 2001 through 2005. The data as at and for the fiscal years ended March 31, 2001 through 2005 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto which are included elsewhere in this annual report.

Selected Financial Data

	As at and for the year ended March 31,
	2001	2002	2003	2004	2005	2005
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥3,620,271	¥4,153,459	¥4,350,861	¥4,487,912	¥4,296,537	$40,072
Equipment sales (1)	557,785	505,795	458,227	560,153	548,073	5,112

Total (1)	4,178,056	4,659,254	4,809,088	5,048,065	4,844,610	45,184
Operating expenses (1)	3,399,436	3,658,367	3,752,369	3,945,147	4,060,444	37,870

Operating income	778,620	1,000,887	1,056,719	1,102,918	784,166	7,314
Other (income) expenses (2)	20,489	44,496	13,751	1,795	(504,055)	(4,701)

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	758,131	956,391	1,042,968	1,101,123	1,288,221	12,015
Income taxes	317,337	399,643	454,487	429,116	527,711	4,922

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	440,794	556,748	588,481	672,007	760,510	7,093
Equity in net losses of affiliates (3)	(17,767)	(643,962)	(324,241)	(21,960)	(12,886)	(120)
Minority interests in earnings of consolidated subsidiaries	(21,272)	(28,977)	(16,033)	(40)	(60)	(1)

Income (loss) before cumulative effect of accounting change	401,755	(116,191)	248,207	650,007	747,564	6,972
Cumulative effect of accounting change (1)	—	—	(35,716)	—	—	—
Net income (loss)	¥401,755	¥(116,191)	¥212,491	¥650,007	¥747,564	$6,972

Per Share Data
Basic and diluted earnings (loss) per share	¥8,350	¥(2,315)	¥4,254	¥13,099	¥15,771	$147.09
Dividends declared and paid per share (4)	¥200	¥200	¥200	¥1,000	¥2,000
Dividends declared and paid per share (5)	$1.90	$1.64	$1.51	$8.72	$18.65

Balance Sheet Data
Working capital	¥(248,816)	¥107,013	¥586,679	¥493,679	¥1,047,597	$9,771
Total property, plant and equipment, net	2,339,374	2,618,992	2,676,128	2,702,505	2,682,429	25,018
Total assets	6,016,505	6,067,225	6,058,007	6,262,266	6,136,521	57,233
Total debt (6)	1,443,168	1,429,332	1,348,368	1,091,596	948,523	8,847
Total liabilities	2,620,159	2,671,717	2,582,018	2,557,510	2,228,468	20,784
Total shareholders’ equity	3,318,587	3,291,883	3,475,514	3,704,695	3,907,932	36,448

Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	646,715	679,709	779,545	756,002	781,096	7,285
Net cash provided by operating activities	857,846	1,341,088	1,584,610	1,710,243	1,181,585	11,020
Net cash used in investing activities	(2,744,215)	(1,125,093)	(871,430)	(847,309)	(578,329)	(5,394)
Net cash provided by (used in) financing activities	1,523,764	(33,372)	(333,277)	(705,856)	(672,039)	(6,268)
Margins (percent of operating revenues):
Operating income margin	18.6%	21.5%	22.0%	21.8%	16.2%	16.2%
Net income margin	9.6%	(2.5)%	4.4%	12.9%	15.4%	15.4%

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and operating expenses for the fiscal years ended March 31, 2001 and 2002 have been reclassified. Equipment sales and operating expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively. As required, operating expenses, amounting to, ¥491,310 million and ¥507,884 million for the years ended March 31, 2001 and 2002, respectively, have also been reclassified as a reduction of equipment sales. The cumulative effect of this accounting change relates to the timing for recognizing commissions payable to agents.
(2)	Includes a gain on sale of AT&T Wireless Services, Inc. shares of ¥501,781 million for the year ended March 31, 2005.
(3)	Includes write-downs of investments in affiliates, and is net of deferred taxes of ¥470,278 million, ¥226,450 million, ¥(4,527) million and ¥1,492 million in the year ended March 31, 2002, 2003, 2004 and 2005, respectively. See Note 6 of the Notes to the Financial Statements.
(4)	The dividends declared and paid per share have been adjusted to reflect the stock split (five-for-one) that took effect on September 13, 1999 and the stock split (five-for-one) that took effect on May 15, 2002.
(5)	The dividends per share were translated into U.S. dollars at the relevant record date.
(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average (1)	Period-end
2001	¥125.54	¥104.19	¥110.60	¥125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.94	104.18
2005	114.30	102.26	107.28	107.22

Calendar Year 2004
December	105.59	102.56	103.81	102.68

Calendar Year 2005
January	104.93	102.26	103.34	103.55
February	105.84	103.70	104.94	104.25
March	107.49	103.87	105.25	107.22
April	108.67	104.64	107.19	104.64
May	108.17	104.41	106.60	107.97
June (through June 21, 2005)	109.58	106.64	108.34	108.52

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥107.22, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. The noon buying rate for Japanese yen on June 21, 2005 was $1.00 = ¥108.52.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

Increasing competition from other service providers and other technologies may limit our acquisition of new subscribers and retention of existing subscribers, may suppress ARPU and may increase our costs and expenses.

We are experiencing increasing competition from other service providers. For example, other cellular service providers have also introduced new products and new services, including 3G handsets, global-positioning system compatible handsets and global roaming services. Also, there are other cellular service providers that provide communication services based on technologies different from W-CDMA, which we have adopted for our 3G FOMA service, that currently provide faster data transmission speeds than our 3G services. Also, there are providers that now offer or may in the future offer services, such as combined billing and aggregated point programs in conjunction with fixed line communications, which may be more convenient for customers. Furthermore, other companies may enter the cellular service industry, in which case more severe competition may arise.

On the other hand, there may be increased competition due to the introduction of other new services and technologies, especially low priced and flat-rate services, fixed line or mobile IP phones, high-speed fixed line broadband Internet service and digital broadcasting and wireless LAN or an integration of these services.

In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile communications providers in Japan, such as saturation in the Japanese cellular market, changes in the regulatory environment and increased rate competition. Recently, there have been changes in the regulatory environment such as the granting of rate setting rights to intermediate communication providers (including fixed line service providers) for calls from fixed line to mobile phones, and with the amendment of the Telecommunications Business Law, rate setting by individual contract, as opposed to fixed form contracts, in the corporate market. As a result, rate competition may increase.

Under such circumstances, the number of new subscribers we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty in acquiring new subscribers, we may not be able to maintain existing subscribers at expected levels, due to increased competition among cellular service providers in the areas of rates and services. Furthermore, as a result of severe competition for acquisition of subscribers, we may need to incur higher costs than we expected, such as commissions paid to sales agents and other expenses.

In this severely competitive environment, in order to provide various advanced services and increase user convenience, we have made various rate revisions, such as the expansion of “family discounts” from April 1, 2004 and the introduction of Pake-Hodai, meaning “as much as you want”, a flat-rate packet communication service for 3G subscribers. However, we cannot be certain whether these measures will enable us to acquire new and maintain existing subscribers. Furthermore, if the trend of subscribers using “family discounts” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect, which may have a material adverse affect on our financial condition and results of operation.

If the new services and forms of usage which we propose and introduce are not successful, our growth may be constrained.

We view the expansion of AV traffic such as TV phone via 3G handsets, the development and penetration of new services useful in everyday life and business through i-mode FeliCa and other services and technologies and increased revenue through the expansion of data communications as important to our future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth. In particular, we cannot be certain that:

•	we will be able to find the partners or content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of shops to use i-mode FeliCa readers;

•	we will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the penetration and expansion of such services within budget;

•	the services we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•	manufacturers and content providers will create and offer products, including handsets for our 3G system and handsets and contents for our 3G i-mode service at an appropriate price and on a timely basis;

•	our current or future data communication services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;

•	demand in the market for mobile handset functionality will be as we expect and as a result, our handset procurement costs will be reduced; and

•	we will be able to commence services with improved data communication speed enabled by HSDPA (High Speed Downlink Packet Access, a high speed packet communication technology utilizing W-CDMA) technology as we plan.

If the development of our new services or forms of usage is limited, it may have a material affect on our financial condition and results of operations.

The introduction or change of various laws or regulations or the application of such laws or regulations to us could have an adverse effect on our financial condition and results of operations.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;

•	measures to open up Internet platforms and segment platform functions such as authentication and payment collection to other operators;

•	rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting or collecting i-mode content fees or putting i-mode service on cellular phone handsets as an initial setting;

•	measures to enhance competition that would restrict our business operations in the mobile telecommunications industry;

•	regulation to prohibit or restrict certain content or transactions, or mobile Internet services such as i-mode; and

•	measures which would introduce new costs such as the designation of mobile phone communications as a universal service which would require us to provide service in all regions in Japan and other changes to the current universal service fund system.

It is difficult to predict with certainty if any of the above changes will be proposed to the relevant laws and regulations and, if they are made, the extent to which our business will be affected. However, the implementation of one or more of the changes described above, or other changes to laws and regulations, could materially affect our financial condition and results of operations.

The introduction of mobile number portability in Japan may increase our expenses, and may lead to a decrease in the number of our subscribers if our subscribers choose to switch to other cellular service providers.

According to a report by a working group under the Ministry of Internal Affairs and Communications (formerly known as Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT,), or MIC, issued in April 2004, many overseas countries have already introduced number portability for mobile phones with the purpose of improving convenience for users and promoting competition among mobile telecommunications providers. In those countries, as subscribers to mobile telephones can switch operators without changing their phone numbers, they can switch operators more easily. The report and guidelines indicated by MIC in May 2004 suggested that number portability for mobile phones be introduced in Japan by around fiscal 2006.

It is very difficult to predict at present what effect the introduction of number portability for mobile phones would have on our number of subscribers and revenue and expense, as it will depend on the services and rates set by each cellular service provider before and after the introduction. It will be an opportunity to acquire new subscribers due to increased fluidity of subscribers, while on the other hand, it may lead to a decrease in our subscribers if some of our subscribers decide to switch to another operator. We may not be able to recover the costs we estimated for the introduction of number portability for mobile telephones, we may experience increased costs in relation to the acquisition and maintenance of subscribers and our ARPU may decrease with further rate competition, which could materially affect our financial condition and results of operations.

Limitations on the amount of frequency spectrum and facilities available to us may make it difficult for us to maintain and improve the quality of our services and the level of our customer satisfaction.

One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum it can use. We have limited spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods, if our subscriber base dramatically increases or the volume of content such as images and music provided through our i-mode service is significantly expanded. Also, in relation to our 3G service and packet communication flat fee service for 3G i-mode, an increase in the number of subscribers and traffic volume by such subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline.

Furthermore, with an increasing number of subscribers and traffic volume, our quality of service may decline if we cannot get the necessary allocation of spectrum from the government for the smooth operation of our business.

We may not be able to avoid reduced quality of services despite our continued efforts to improve the efficiency of our use of spectrum through technology and to acquire new spectrum. If we are not able to successfully address such problems in a timely manner, we may experience constraints on the growth of our mobile communications services or lose subscribers to our competitors, which may materially affect our financial condition and results of operations.

We cannot guarantee overseas operators will introduce the W-CDMA technology and mobile multimedia services we currently use in our 3G system, which would adversely affect our ability to offer our international services to our subscribers.

For our 3G system, we currently use Wideband Code Division Multiple Access, or W-CDMA, technology. W-CDMA technology is one of the global standards for cellular telecommunications technology approved by the International Telecommunications Union, or ITU, as part of its efforts to standardize 3G cellular technology through the issuance of guidelines known as IMT-2000. We may be able to offer our services, such as global roaming, on a worldwide basis if enough other mobile operators adopt handsets and network facilities based on W-CDMA standard technology which are compatible with ours. We expect that the companies we have invested in overseas, our overseas strategic partners and many other mobile operators will adopt this technology.

Also, we have technology alliances with overseas operators in relation to i-mode service and we are aggressively promoting the spread and expansion of i-mode service by overseas operators.

However, if a sufficient number or other mobile operators do not adopt W-CDMA technology or there is a delay in the introduction of W-CDMA technology, we may not be able to offer global roaming services as expected and we may not be able to offer our subscribers the convenience of overseas service.

If, in addition to insufficient expansion of W-CDMA technology abroad, the number of i-mode subscribers among our strategic partners and usage of i-mode service overseas does not advanced sufficiently, we may not realize the benefits of economies of scale we currently expect in terms of timely production of handsets and contents designed for our services at appropriate prices and purchasing power for network facilities. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to appropriately and promptly adjust their handsets and network equipment if we need to change the handsets or network we currently use due to a change in W-CDMA technology as a result of activities conducted by standard-setting organizations.

If W-CDMA technology and i-mode services do not develop as we expect, and we are not able to improve the quality of our overseas services or enjoy the benefits of global economies of scale, that may have an adverse effect on our financial condition and results of operations.

We cannot guarantee that our domestic and international investments, alliances and collaborations and investments in new businesses will produce sufficient opportunities or returns.

One of the major components of our strategy is to increase our corporate value through domestic and overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations overseas which we believe could help us achieve this objective. We are also promoting this strategy by investing, entering into alliances with and collaborating with domestic companies and investing in new business areas. However, there can be no assurance that we will be able to maintain or enhance the value or performance of our past or future investments, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. Our investments in new business areas outside of the mobile telecommunication business may be accompanied by challenges beyond our expectations, as we have little experience in such new areas of business.

In recent years, telecommunications companies, mobile operators, and the companies in which we have invested have experienced a variety of negative developments, including severe competition, increased debt burdens, significant volatility in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and such loss in value is other than a temporary decline, we may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

Our PHS business, which is expected to operate a loss until the termination of services, may incur greater losses than we project.

As our PHS business continued to lose subscribers and experienced increasing operating losses, we ceased accepting new PHS subscribers at the end of April 2005 in order to concentrate our management resources on our “FOMA” services. We will consider termination of PHS services while monitoring usage by subscribers. Also, taking into account the trends in our PHS business, we recognized an impairment loss of ¥60.4 billion related to the business for the year ended March 31, 2005.

We expect continued operating losses from the PHS business. However, PHS service related losses may be greater than we expect as we are offering incentives for existing PHS subscribers to transfer to our “FOMA” service and the trend of contracts transferring to “FOMA” service or another operator may adversely affect the results of our PHS business, with adverse effects on our financial condition and results of operations.

As electronic payment capabilities and many other new features are built into our cellular handsets, and the services of third parties are provided through our cellular handsets, problems may arise in the event that handsets malfunction, contain defects, are lost or fail to complete services provided by other operators.

Various functions are mounted on the mobile handsets we provide, and if we cannot appropriately deal with technological problems that may arise with respect to current or future handsets or the malfunction or loss of handsets, our credibility may decline and our corporate image may be damaged, leading to an increase in contract cancellations or an increase in expenses for indemnity payments to subscribers and our financial condition or results of operations may be affected. New issues may arise which are different from those related to mobile communications services which we have been providing, especially with i-mode handsets with FeliCa capabilities that can be used for electronic payment transactions. Events that may lead to a decrease in our credibility and corporate image include the following:

•	Breakdown, defect and malfunction of our handsets;

•	Loss of information, e-money or points due to a breakdown of handsets or other factors;

•	Illegal use of information, e-money and points by third parties due to a loss or theft of handsets;

•	Illegal access to and use of user records and balances accumulated on handsets by third-parties; and

•	Inadequate and inappropriate management of e-money or points by companies with which we make alliances or collaborate.

Social issues that may arise from misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

We may face an increase in cancellations of existing subscriptions and difficulty in acquiring new subscribers, due to decreased credibility of our products and services and damaged corporate image caused by inappropriate use of our products and services by unscrupulous subscribers.

Unsolicited bulk e-mail, for instance, is a problem for our i-mode service. Despite our extensive efforts to address this issue to protect our subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including providing i-mode subscribers with up to 400 packets per month of free packet-data communication and pursuing actions against companies which distribute large amounts of such unsolicited bulk emails, the problem has not yet been rooted out. Also, recently, a different kind of unsolicited bulk e-mail using “short-mail” and “SMS” services we provide in addition to i-mode, is becoming an issue. If our subscribers receive a large amount of unsolicited e-mails, it may cause a decrease in customer satisfaction and damage our corporate image, leading to a reduction in the number of our i-mode subscribers.

Recently, there has been an increase in the use of mobile phones in crimes such as “it’s me” fraud, in which callers request an emergency bank remittance pretending to be a relative. To combat these misuses of our services, we have introduced various measures such as more strict identification confirmation at points of purchase and ended new contracts for pre-paid mobile phones as of the end of March 2005 because pre-paid mobile phones are easier to use in crimes. However, in the event criminal usage increases, mobile phones may be regarded as a problem and lead to an increase in cancellation of contracts.

In addition, as our handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet communication at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet communication in terms of frequency and volume. Also, inappropriate use of our mobile handsets with built-in camera has become a social issue such as taking photos of an article from a magazine in a bookstore or taking pictures at art galleries and museums where picture taking is prohibited. Furthermore, there are issues concerning manners for phone usage in public places such as in trains and an increase in car accidents caused by the use of mobile phones while driving. These issues may similarly damage our corporate image.

To date, we believe we have properly addressed these social issues surrounding mobile phones. However, it is uncertain whether we will be able to continue addressing those issues appropriately in the future as well and when we fail to do so, we may experience an increase in cancellation of existing subscriber contracts or fail to acquire new subscribers as expected and it may affect our financial condition and results of operations.

Inappropriate handling of subscriber information by our employees or subcontractors would damage our credibility and corporate image.

In April 2005, the Law Concerning the Protection of Personal Information (the “Personal Information Protection Law”) came into force and protection of personal information became an important issue at companies which handle personal information. We hold information on our millions of subscribers, and to appropriately and promptly address the Personal Information Protection Law, we have set up an “information security department” to put in place comprehensive security management across the company, such as thorough management of subscriber information, employee education, supervision of subcontractors and by strengthening technological security.

However, in the event an information leak occurs despite these security measures, our credibility may be significantly damaged and we may experience an increase in cancellation of subscriber contracts, an increase in indemnity cost and slower increase in additional subscribers and our financial condition and results of operations may be adversely affected.

Earthquakes, power shortages, malfunction of facilities, software bugs and viruses or cyberattacks may cause system failures in our cellular network, handsets or other networks required for the provision of service, disrupting our ability to offer our services to our subscribers.

We have built a nationwide network including base stations, antennas, switching centers and transmission lines and provide mobile communication service using this network. In order to operate our network systems in a safe and stable manner, we have various measures in place, such as duplicate systems. However, despite these measures, our system could fail for various reasons including hardware problems, network damage caused by earthquakes, power shortages, typhoons, floods, terrorism and similar phenomenon and events. These system failures can require an extended time for repair and as a result, it may lead to decreased revenue and increased repair costs and our financial condition and results of operations may be adversely affected.

There have been instances in which millions of computers worldwide were infected by viruses though the Internet. Similar incidents could occur on our mobile communications network. If such a virus entered our network or handsets, our system could fail and our mobile phones become unusable. In such an instance, the credibility of our network and customer satisfaction could decrease significantly. Although we have enhanced our security system to block unauthorized access and remote downloading in order to provide for unexpected events, such precautions may not make our system fully prepared for every event.

In the event we are unable to properly respond to any such events, our credibility may be reduced, and we may experience a decrease in revenues as well as significant repair cost expenses which may affect our financial condition and results of operations. Additionally, our network could be affected by software bugs or human errors which are not the result of malfeasance, but also result in a system failure.

Concerns about adverse effect on health by wireless telecommunications may increase.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others, including by causing cancer and vision loss and interfering with various electronic medical devices, including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber, reduced financing available to us or litigation, and may also potentially adversely affect our corporate image, financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a relation between electric wave emissions and health problems.

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

As of March 31, 2005, NTT owns 62.99% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications, or MPT, in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint our directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2005, NTT owned 62.99% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in our company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of our company would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. Additionally, our Board of Directors is authorized to issue 141,320,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our parent is Nippon Telegraph and Telephone Corporation, or NTT, the holding company of NTT group. NTT group constitutes one of the world’s largest telephone operators. NTT was incorporated as a limited liability, joint stock corporation in April 1985. Prior to that time, NTT was a government-owned corporation. Wireless telecommunications operations were initially conducted by a division within NTT. When NTT was privatized, the NTT Law, which was passed in connection with the privatization, provided for governmental review within five years to determine whether the NTT Law had been successfully implemented and what further changes were necessary. Based on such review, the Ministry of Posts and Telecommunications, or MPT (currently the Ministry of Internal Affairs and Communications: MIC), directed NTT to separate its wireless telecommunications businesses from the rest of NTT in order to promote fair and effective competition. With a view to providing better services to its customers and enhancing the interests of its shareholders, the management of NTT also decided that such separation was desirable.

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

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2005. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. With the exception of some affiliates for which shares are held through dedicated holding companies, the percentages in parenthesis represent our direct holdings in these subsidiaries and affiliates.

(1)	These service subsidiaries provide operational services, such as engineering and support services, to NTT DoCoMo, Inc.
(2)	These DoCoMo regional subsidiaries provide wireless services in respective geographical regions in Japan, other than the region in which NTT DoCoMo, Inc. itself provides such services.
(3)	These indirect service subsidiaries provide operational services, such as engineering and other services, to the respective DoCoMo regional subsidiaries which wholly own them.
(4)	DoCoMo Machine Com, Inc. is to be liquidated by the end of fiscal 2005.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.B. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview.

Overview

We are Japan’s leading wireless telecommunications services provider and one of the largest cellular telephone service operators in the world as measured by total number of cellular subscribers, with an aggregate cellular subscriber base of approximately 48.82 million and an estimated domestic market share of 56.1% as of March 31, 2005. We offer a range of high-quality, high-mobility telecommunications services such as third generation, or 3G, and second generation, or 2G, cellular services, Personal Handyphone System, or PHS services, and other specialized wireless telecommunications services, including Quickcast services (paging services) and satellite mobile communications services.

Our financial profile is characterized by significant revenues and earnings, consistent operating margins and a strong balance sheet. For the year ended March 31, 2005, we had operating revenues of ¥4,844,610 million and operating income of ¥784,166 million, representing an operating margin of 16.2%. Our net income was ¥747,564 million which was equivalent to net income per share of ¥15,771. Our balance sheet had total debt as of March 31, 2005, of ¥948,523 million, representing 15.5% of our total assets. As a result of this profile, our management believes that we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our third generation, or 3G, services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2005, 44.0 million cellular subscribers had signed up for i-mode services, a 7.2% increase from the 41.1 million subscribers as of March 31, 2004. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 800 MHz and 2GHz networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers the freedom to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more, significantly increasing data revenue, expanding our market share, increasing the number of subscribers, creating new sources of income and strengthening our brand image.

We have also introduced other services to promote and capture the increasing demand for mobile multimedia services. These include services that allow Internet access through the combination of a cellular phone and a laptop computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location-based pinpointing services through the global positioning system, or GPS, and cellular network. We are also promoting wireless data communication and have released products such as PDAs and card type wireless Internet access devices which are used for laptop PCs and PDAs. In addition to expanding the market for person-to-person communications such as i-mode, we are creating a market for ubiquitous machine-to-machine communications such as remote monitoring of vending machines. We are promoting the use of videophones as a communication tool and other applications and services which integrate cellular services into users daily lives through the use of external interfaces such as IrDA and QR code. (QR Code is a two-dimensional code for expressing vertical and horizontal alphanumeric character, Japanese characters, images, etc.)

We offer our cellular phone services on our nationwide 2G and 3G networks. Our 2G network covers essentially all of the population of Japan (we calculate population coverage ratios by dividing the population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total population in Japan). We are concentrating on extending our 3G network into new areas such as subway stations and high-rise buildings as well as strengthening and expanding our coverage in high-volume traffic areas, such as those with dense population.

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

We also offer voice services on our PHS network. The number of PHS subscribers decreased from 1.59 million in March 2004 to 1.31 million as of March 31, 2005. We stopped accepting new applications for PHS service on April 30, 2005. We will evaluate the possibility of terminating the service altogether while monitoring future trends in PHS usage by existing customers.

However, 2G networks and systems, such as our 2G PDC, PDC-P and PHS networks, do not allow wireless operators to fully exploit the potential demand for mobile multimedia. Accordingly, we introduced a third generation, or 3G, network and system on a fully commercial basis in October 2001. We believe that the introduction of 3G services marked the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile phone handsets and other communication devices. We developed and are basing our 3G system on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with the global standardization efforts of the International Telecommunications Union, or ITU, known as IMT-2000. For a discussion of the IMT-2000 standardization efforts and the status of 3G development and deployment, please see “DoCoMo Networks- IMT-2000 Standardization Efforts” in this Item 4.B.

Our 3G system provides excellent sound quality, circuit switched data services (at 64 kbps) and high-speed packet communication services (at up to 384 kbps), and serves as a platform for FOMA i-mode services. As of March 31, 2005, we had approximately 11.5 million subscribers to our FOMA services, an approximately 278% increase from the approximately 3.05 million subscribers as of March 31, 2004. Our FOMA population coverage was 99.9 % of Japan as of the end of March 2005 including almost all cities in Japan.

We have also been promoting the adoption of 3G services using W-CDMA technology, as one of the global technology standards for mobile telecommunications, and mobile multimedia services, including i-mode. Through these efforts, we aim to:

•	Increase revenues from international roaming services, license agreements and consulting services;

•	Earn dividends revenues and capital gains from investments; and

•	Expand our revenue sources into mobile-related businesses.

Through these revenue generation activities and also cost reduction activities, such as joint procurement of handsets and other equipment, we seek to strengthen our competitiveness and improve our earnings in an increasingly global telecommunications market.

To achieve our international strategic objectives, we took minority stakes in a number of international wireless operators, including AT&T Wireless Services, Inc., or AT&T Wireless, KPN Mobile N.V., or KPN Mobile, Hutchison 3G UK Holdings Limited., or Hutchison 3G UK, Far EasTone Telecommunications Co., Ltd., or Far EasTone, and Hutchison Telephone Company Limited, or HTCL. Hutchison 3G UK launched 3G service based on W-CDMA in March 2003 in the United Kingdom followed by Hutchison 3G HK Holdings Limited., or Hutchison 3G HK in January 2004 in Hong Kong. On July 20, 2004, AT&T Wireless became the first wireless operator in the United States to launch 3G services based on W-CDMA. Far EasTone is planning to launch 3G service in 2005. We have also established alliances through which we have licensed the technology for our popular i-mode data communications and wireless Internet access service to many other mobile telecommunications providers in the Asia-Pacific and Europe. Through our investments in and alliances with other mobile telecommunications providers, we have established footholds for our technology and services in many parts of the world. For additional information regarding our international investments and alliances, see “—Global Business—International Investments and Licensing Agreements.”

We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D division, which includes centers for network research, wireless research and multimedia research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe that the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for mobile communications.

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution and after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2005, included approximately 1,340 DoCoMo Shops (which exclusively offer our products and services), approximately 600 primary agents and approximately 67,000 general agents.

Keenly aware of our social responsibility as a corporate citizen, DoCoMo Group established a system to promote corporate social responsibility, or CSR, activities to contribute to realizing a safe and secure society and achieve sustainable growth while gaining the confidence and trust of the community.

We recognize that support for building environment-friendly systems is an important management issue facing our company. To that end, at the main 37 companies in the group, we have earned ISO14001 certification, which is a set of international standards for environmental management and inspection. At the same time, we have taken actions to alleviate burdens on the earth, including utilizing “green equipment procurement”—a practice which purchases equipment taking into account the impact on the environment, collecting and recycling used mobile phone handsets and accessories to build a recycling society, and saving on paper resources by offering an “e-billing service” which provides customers’ bills over the Internet or by e-mail message. In addition, we completed the installation of our 17th “DoCoMo Eco Tower” base station, which runs on a completely autonomous power supply, expanded our “DoCoMo Woods” forestation campaign to 25 locations in Japan, and started providing assistance to reforestation activities in Northern Sumatra, Indonesia in April 2004.

As part of our social contribution programs, DoCoMo provides assistance to childhood education and welfare programs and encourages employees to actively take part in community work as volunteers in order to help build a more affluent society. We also established a non-profit “Mobile Communications Fund” to contribute to the development of the Japanese mobile communications industry and foster young researchers, and granted assistance to citizens groups engaged in activities aimed at the protection of children.

Our Services

We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. While our primary service continues to be our cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode, and our 3G services called “FOMA”, which stands for Freedom of Mobile Multimedia Access as well as continuing to offer other services.

Cellular Services

The primary focus of our business is our cellular services. For fiscal 2004, our cellular services, which include cellular phone service and satellite mobile communications service, including equipment sales associated with such services, accounted for approximately 97.9% of our consolidated operating revenues, the vast majority of which is attributable to cellular phone services. We offer mova service, on our 2G network, compatible to voice and data communication. We also offer FOMA service, on our 3G network, with voice and high-speed data communication which is compatible to various functions such as Videophone and, i-motion mail.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, call forwarding, and call waiting. In September 2003, we began offering “Melody Call”, a service that allows users to replace their ringback tones with their choice of music that callers can hear while waiting.

Cellular (mova) Services

We offer cellular voice services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily the Tokyo, Osaka and Nagoya areas and certain neighboring areas. The nationwide 800 MHz network and the 1.5 GHz network are our 2G networks. We ceased accepting new applications for our cellular phone services using the 1.5 GHz radio band (City Phone services) at the end of September 30, 2004, and our pre paid cellular phone services (Pre-Call services) at the end of March 31, 2005.

Cellular (FOMA) Services

FOMA services are our third generation of wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our users. We believe that the successful development and expansion of FOMA is one of the most important challenges facing our company in the fiscal year ending March 31, 2006. In the year ended March 31, 2005, we saw significant growth in FOMA with over 11.5 million subscribers. Over the coming years, we expect a continued shift in our subscriber base from mova services to FOMA services.

We began offering FOMA services on an introductory basis in May 2001 and on a fully commercial basis in October 2001. The introductory service area was confined to Tokyo’s 23 wards and limited areas in Yokohama and Kawasaki. The fully commercial service was launched in the Tokyo metropolitan area, including Yokohama and Kawasaki, in an area within approximately a 30-km radius of central Tokyo. We have continued to expand the coverage while improving the service quality within the area where FOMA service has already been made available. As a result of coverage expansion efforts, the FOMA population coverage ratio was 99.9 % as of March 31, 2005, including almost all cities in Japan.

Our basic strategy is to expand our FOMA services. We believe that our FOMA services are well-suited for both ordinary users as well as business users because of FOMA’s advanced features, including clear voice quality, high data communication speeds, video transmission capabilities and diversified billing plans for packet communications.

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

In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at a speed up to 384 Kbps. In May 2003, we launched commercial service of “V-Live” which enables FOMA users access to streaming video live and archived video, with contents including music, sports, news, animation, and tourist information. In addition, in October 2002, we launched “Visual Net” service, which enables a maximum of eight people to participate in a mobile videoconference using the videophone function of FOMA. In January 2003, we launched our i-motion mail service which enables users of new FOMA handsets to attach video messages to an e-mail.

In July 2002, we launched our dual network service to allow our FOMA subscribers to switch between the FOMA and the PDC network using a single phone number. In June 2003, we launched an international roaming service for FOMA called “WORLD WING” which allows FOMA subscribers traveling abroad to make and receive calls from their regular FOMA phone numbers by inserting the FOMA UIM chip that comes with their FOMA handset into a GSM handset. As we introduced a 3G and GSM capable handset in December 2004, WORLD WING subscribers are now able to make and receive calls from their regular FOMA phone number without changing their handset in 122 countries and regions as of March 31, 2005. As we launched international packet roaming service in December 2004, this handset also enables WORLD WING subscribers to access i-mode packet communications in 32 countries and regions as of March 31, 2005.

In February 2005, we launched international SMS (short messaging service) for FOMA subscribers. FOMA users are able to make international videophone calls via our 3G networks to 3G subscribers in the United Kingdom, Hong Kong, Singapore, and Australia.

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

The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a color-browser and the ability to transmit and receive data packets at up to 28.8 kbps using our 2G 800 MHz network or at up to 384 kbps using our 3G network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML, which is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most are equipped with built-in cameras. Most new customers choose to receive i-mode services together with cellular phone services.

From the i-mode handset, information is transmitted to a packet network. mova i-mode is based on the PDC mobile packet communication system and uses the same packet network as our packet communication service, which is called “DoPa”. The packet network acts as a relay station between the handset and the i-mode server.

The i-mode server functions as the gateway between our network and the Internet. The function of the i-mode server is data distribution, e-mail transmission and storage, i-mode customer management, content provider management and information charging. The i-mode server is also connected to certain banks and information providers either by dedicated lines or through the Internet.

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and voluntary web sites. In February 1999, when i-mode services were introduced, i-mode users had access to 67 content providers, but voluntary web sites had not been introduced. However, since then, the number of content providers has rapidly increased. As of March 31, 2005, there were approximately 4,800 DoCoMo i-mode portal menu sites and approximately 85,000 voluntary web sites.

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

We plan to continue to add attractive i-mode services. To broaden the capabilities of i-mode, and in cooperation with Sun Microsystems, Inc., we introduced in January 2001 a new series of i-mode handsets with Java that enables users, through their handsets alone, to run programs and play games, and SSL capabilities that enable users to access advanced intranets and other information. We have introduced i-appli services and content specifically for our Java based handsets, and have introduced and are expanding our English-language content.

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

We have entered into additional alliances regarding Internet banking (such as with The Japan Net Bank, Ltd.) and retail transaction settlement to further improve i-mode services. We have also entered into a joint venture with Lawson, Inc., a major convenience store chain in Japan, which will allow customers to place orders on i-mode handsets and pick up their orders at any one of Lawson’s outlets throughout Japan. Also planned for i-mode is a more secure platform for e-commerce applications.

We also advise, provide know-how to and invest in i-mode content providers through a subsidiary, DoCoMo.com Inc. Together with Dentsu Inc., Japan’s largest advertising agency, and NTT Advertising, Inc., we have also established D2 Communications Inc., which serves as an advertising agency for the i-mode platform.

In July 2002, we established DoCoMo i-mode Europe B.V., a wholly-owned subsidiary based in Amsterdam, the Netherlands, to promote the dissemination of i-mode service in Europe to those companies to which we have licensed i-mode technology. DoCoMo i-mode Europe B.V. provides consultation regarding i-mode technology and marketing, as well as support in the setup and operation of i-mode services in alliance with various cellular phone operators. In November 2003, we entered into an exclusive strategic partnership with COSMOTE Mobile Communications S.A., the leading mobile operator in Greece which eventually realized the launch of i-mode service in June 2004 preceding the Athens 2004 Olympic Games. In the same month COSMOTE launched i-mode service in Greece, we and Telstra Corporation Limited, the leading telecommunications operator in Australia, formed an exclusive strategic partnership for Telstra to offer i-mode service in Australia which led to its commercial launch in November 2004. Additionally during June 2004 i-mode subscribers outside Japan surpassed 3 million, including subscribers in the Netherlands, Germany, France, Belgium, Spain, Italy, Greece and Taiwan.

Furthermore, we expanded the i-mode partnership with Cellcom Israel Limited, the leading telecommunications operator in Israel, and O2 plc, a leading telecommunications operator in the United Kingdom, in November 2004, Mobile TeleSystems OJSC, the largest mobile phone operator in Russia and the CIS, in December 2004, and StarHub Ltd., Singapore’s integrated info-communications provider, in January 2005, respectively.

In June 2003, in cooperation with Visa International and Nippon Shinpan, we agreed with them and began offering credit card payment services on a trial basis at various merchants in Tokyo, using i-mode enabled handsets equipped with IrMC infrared transmission ports in order to allow payment of credit card bills using 504i and 504iS series mobile phones. In July 2004, we joined the “Infrared credit-card transactions association”, the members of which include three international credit brands.

In February 2004, we started offering “i-mode My Box” services, which we had been offering on a trial basis since June 2003. The service allows users to access customized information provided by My Box information providers who have registered for this service via the “My Box” site on the top page of the “i Menu” portal.

To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since July 1999. Among other measures, we have enabled users to block all mail sent to them from particular addresses, provided i-mode users with 400 packets per month (worth approximately ¥120 per month) of free packet-data communication, blocked e-mails sent to large numbers of invalid e-mail addresses, enabled users to restrict incoming e-mail to user-designated domains and offered new ringing tones which help to prevent receipt of unwanted calls from unknown numbers. In March 2002, we began to provide priority connection service for highly reliable data transmissions and in April 2002, we upgraded our service to block forged-domain unsolicited bulk e-mail. In October, 2003, we limited i-mode e-mail to less than 1,000 transmissions from the same phone per day and reduced spam from i-mode.

i-mode FeliCa Services

In July 2004, we launched our “Mobile Wallet” (i-mode FeliCa) service on a commercial basis using the contactless ICs, to create new usage opportunities by linking our handsets with other business platforms such as electronic money, membership certificates and point programs, etc.

The total user base of “Mobile Wallet” handsets compatible with i-mode FeliCa topped 1 million in December 2004, and reached approximately 3 million as of the end of March 2005. The number of shops providing this service exceeded 20,000 as of April 1, 2005. We also entered into a three-party agreement with East Japan Railway Company (JR East) and Sony Corporation to launch “Mobile Suica” service, a service which incorporates JR East’s “Suica” service into our Mobile Wallet phones, in January 2006, and started field trials in full scale from March 2005 to prepare for its commercial launch. In addition, we have expanded the number of outlets where “Mobile Wallet” service is provided by shouldering the initial costs required for the installation of “Mobile Wallet” reader/writer machines at merchants, and thereby created a mechanism which allows us to recoup the investments by collecting commission fees based on the number of transactions.

On April 27, 2005, our company, Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Card Co., Ltd. and Sumitomo Mitsui Banking Corporation (SMBC) jointly announced that we agreed to form a strategic, business and capital alliance for the launch of a credit-payment service using DoCoMo “Mobile Wallet” phones equipped with smart-card functions for cashless payments.

As part of the tie-up, we are planning to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98 billion, including new shares to be issued by Sumitomo Mitsui Card, the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry.

Cellular Subscribers

Our number of subscribers including mova and FOMA subscribers has grown by approximately 2.5 million to approximately 48.82 million as of March 31, 2005, which represents a market share of 56.1%, a 0.5% decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

As a result of favorable sales for FOMA handsets, such as 900i series handsets and 901i series handsets, that have been made available since February 2004 and since December 2004 respectively, FOMA subscribers as of March 31, 2005, totaled approximately 11.5 million, a significant increase from approximately 3.05 million as of March 31, 2004. Monthly minutes of usage per FOMA subscriber for the year ended March 31, 2005, totaled 229 minutes.

Subscriber growth for i-mode services was remarkable for the first three years following its introduction in February 1999, and subscriber growth has continued through the most recent fiscal year. As of March 31, 2005, DoCoMo cellular subscriber numbers including i-mode subscriber numbers for the years ended March 31, 2002, 2003, 2004 and 2005 are as follows.

	Year ended March 31,
	2002	2003	2004	2005
	(in thousands)
DoCoMo cellular subscribers	41,011	44,149	46,328	48,825
mova subscribers	40,922	43,819	43,283	37,324
FOMA subscribers	89	330	3,045	11,501
i-mode subscribers	32,156	37,758	41,077	44,021
i-mode subscribers(mova)	32,075	37,456	38,080	32,667
i-mode subscribers(FOMA)	81	303	2,997	11,353
DoCoMo estimated market share of total subscribers	59.1%	58.1%	56.6%	56.1%
DoCoMo subscriber growth rate	13.2%	7.7%	4.9%	5.4%
DoCoMo average monthly churn rate(1)	1.17%	1.23%	1.21%	1.01%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscriber base. Our measurement of churn rates include voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscribers* from April to March.

*	active cellular subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

The number of mova subscribers for the year ended March 31, 2005 includes DoPa Single Service subscribers. These subscribers were included in the number of mova subscribers beginning with the results for the six months ended September 30, 2004 in order to conform the definition of subscribers with that of other mobile operators in Japan. Relevant items in the full-year results for the fiscal years ended March 31, 2002 through 2004 have been modified by adding DoPa Single Service Subscribers to the previously announced numbers.

Beginning with the annual report for the year ended March 31, 2004, we changed the method by which we calculate our churn rate. In previous reports, we calculated our average monthly churn rate by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by the sum of the total number of cellular subscribers at the end of each month in the twelve-month period beginning with the last month of the preceding fiscal year.

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

One of our basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. Prepaid amounts are first allocated to voice minutes. To the extent that voice minutes do not exhaust the prepaid amount, it is then credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amount will not change even after the discounts are applied to monthly charges. We also provide “Charge Notice Service” which sends a notice via i-mode mail, mopera mail or Intenet mail (choose up to two) when the total amount of charges of the month has exceeded the amount subscribers have set in advance (¥10,000 or over, in ¥5,000 increments).

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

Effective from April 2004, we increased the discount rate for our Family Discount. The revised discount rates for fixed monthly charges and communication charges between family members are 25% (up 5%) and 30% (up 10%), respectively.

Effective February 2005, the benefits of our “Nikagetsu Kurikoshi” and Family Discount services were combined, giving family members access to one another’s unused portions of monthly data and voice allowances. This applies to all mova and FOMA subscribers.

We believe that our variety of plans, prices and discounts has helped us remain competitive in retaining existing subscribers and attracting new subscribers. We will initiate further rate reductions if we believe that it will cause an increase in usage among existing subscribers or increased new subscribers.

Revenues and Tariffs for Cellular (FOMA) Services

The charge for FOMA voice services is similar to our other cellular voice services (¥13.0 per 30 seconds for calls to fixed line phones within the DoCoMo business area during the day time in the case of our mid-range billing plan entitled “FOMA Plan 67”). Charges for 64 kbps circuit switched data service, such as for video phones services are approximately 1.8 times that of standard voice charges. The fee structure for packet communication services is based on the volume of data transmitted and varies between from ¥0.02 per packet to ¥0.2 per packet, depending on which plan users choose.

In June 2004, we started a new unlimited access plan for users of our FOMA i-mode service. Under this billing plan, subscribers to the basic plans FOMA Plan 67, FOMA Plan 100 and FOMA Plan 150 are eligible to subscribe to the “Pake-Hodai” plan which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly rate of ¥3,900.

As a result of this flat pricing model, we added value for our users and expanded use of miscellaneous i-mode contents by freeing customers from concerns about their monthly bill. The number of Pake-Hodai subscribers as of March 31, 2005 totaled approximately 2.7 million. Also, the charges for packet communications other than i-mode communications (such as browsing the web via devices connected to a 3G handset) on the Pake-Hodai plan have been reduced from a maximum of ¥0.2/packet to ¥0.02/packet.

We provide another FOMA billing plan called “Packet Pack”. Communications charges are less with Packet Packs and the monthly charge becomes subscribers’ communications allowance. With combination of “Packet Pack” and FOMA Plan, subscribers save on packet communications costs. In May 2004, we also revised the charges for Packet Packs. We added a new Packet Pack plan in April 2005, and there are now four Packet Pack plans that enabled customers to choose the plan best suited to their i-mode usage.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data are transmitted. The basic charge for mova i-mode users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥4. Passengers can check airline seat availability for as little as ¥40. For new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons. mova i-mode users pay us a ¥150 monthly charge plus a ¥150 per month i-mode usage charge in addition to the standard monthly charge for voice services. The monthly i-mode usage fee for FOMA is ¥150 per month, and the transmission charge for FOMA i-mode users varies between ¥0.015 and ¥0.2 per packet, depending on which billing plan users choose.

There are also additional information charges payable to content providers when subscribers use certain i-mode sites. For example, access to Nikkei News service costs ¥300 per month and access to Tenki Plus, which provides weather information, costs ¥100 per month. We bill subscribers for content provider fees, and receive from the providers a commission of the information charges for our billing and collection services. In August 2001, we began offering mova i-mode users free data transmission up to 400 packets per month, which caused mova i-mode revenue to decrease by approximately ¥30 billion in fiscal 2001, and by ¥42 billion in fiscal 2002. In September 2002, we began offering 33% discounts to heavy packet users for their packet use above ¥30,000 per month for mova i-mode users.

Cellular System Usage

We track subscriber use of our cellular services with two measures, average minutes of use, or MOU, and average monthly revenue per unit, or ARPU. MOU measures the average amount of communication time per month per unit among our subscribers. ARPU is used to measure average monthly operating revenues attributable to designated services on a per unit basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges from designated services that are charged consistently each month, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our services by our subscribers. The revenue items included in the numerators of our ARPU figures are based on our results of operations prepared pursuant to U.S. GAAP. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.

Until fiscal 2000, MOU per cellular (mova) subscriber had been steadily increasing. MOU (mova) decreased year-on-year to 158 minutes for fiscal 2003 from 168 minutes for fiscal 2002 and 178 minutes for fiscal 2001. MOU (FOMA+mova) decreased year-on-year to 151 minutes per month for fiscal year 2004 from 159 minutes for fiscal 2003. ARPU (mova) decreased to ¥6,800 in fiscal 2004 from ¥7,830 in the prior year. ARPU (FOMA+mova) decreased to ¥7,200 in fiscal 2004 from ¥7,890 in the prior year.

The primary reasons that aggregate ARPU (mova) decreased from fiscal 2002 through fiscal 2004 are the introduction of strategic billing plans, such as “Nikagetsu Kurikoshi” and an increase in the discount rate for our Family Discount. Other factors that have contributed to the voice ARPU (mova) decline include migration of high usage subscribers to FOMA services, increased penetration rates and a corresponding increase in the proportion of low usage subscribers, and the increase in the number of free minutes we offer in connection with our various discount plans. Aggregate ARPU (FOMA) for the year ended March 31, 2005 decreased to ¥9,650 from ¥10,280 in the prior year. This reflected a significant increase in the number of subscribers to FOMA flat rate plans. Packet ARPU (FOMA) has remained relatively steady from ¥3,380 in fiscal 2003 to ¥3,270 in fiscal 2004, which is due to a shift of usage from voice communication to data communication.

The following tables set forth selected information concerning MOU and ARPU data for our wireless services in three categories, (FOMA + mova), (FOMA) and (mova):(1)

MOU and APRU (FOMA + mova)

	Year ended March 31
	2003	2004	2005
Total average monthly minutes (MOU) per subscriber (FOMA+mova)	167	159	151

Aggregate ARPU (FOMA+mova)	¥8,130	¥7,890	¥7,200
Voice ARPU (FOMA+mova)	6,380	5,920	5,330
Packet ARPU (FOMA+mova)	1,750	1,970	1,870
i-mode ARPU (FOMA+mova)	1,750	1,970	1,870

Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova)(2) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results : Sum of No. of subscribers* for each month from April to March

*subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

MOU and ARPU (FOMA)

	Year ended March 31
	2003	2004	2005
Total average monthly minutes (MOU) per subscriber (FOMA)	109	219	229

Aggregate ARPU (FOMA)	¥7,740	¥10,280	¥9,650
Voice ARPU (FOMA)	5,050	6,900	6,380
Packet ARPU (FOMA)	2,690	3,380	3,270
i-mode ARPU (FOMA)	2,120	3,240	3,220

Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA)(2) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results : Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

MOU and ARPU (mova)

	Year ended March 31
	2003	2004	2005
Total average monthly minutes (MOU) per subscriber (mova)	168	158	138

Aggregate ARPU (mova)	¥8,140	¥7,830	¥6,800
Voice ARPU (mova)	6,390	5,890	5,160
i-mode ARPU (mova)	1,750	1,940	1,640

Aggregate ARPU (mova) : Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova)(2) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results : Sum of the number of subscribers* for each month from April to March

* subscribers = (number of subscribers at the end of previous month + number of subscriber at the end of current month) / 2

(1)	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.
(2)	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

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

We took over the operations of these PHS services beginning on December, 1998. Since that time, we had implemented a variety of strategies to improve the performance of our PHS business, however in response to anticipated steady declines in the number of PHS subscribers, we stopped accepting new applications for PHS services as of April 30, 2005. Existing subscribers are able to continue using PHS services, although we will evaluate the possibility of terminating the service altogether while monitoring future trends in PHS usage by existing subscribers.

PHS Subscribers

At the end of fiscal 1995, the NTT Personal Group had approximately 0.4 million subscribers. Initially, with the rapid expansion of service areas, the price decline of handsets and reduction of billing rates, the number of NTT Personal Group PHS subscribers reached approximately 2.1 million in September 1997. From September 1997 to March 31, 2000, PHS subscribers declined to approximately 1.4 million. PHS subscribers increased to approximately 1.9 million as of March 31, 2002, but fell to approximately 1.7 million as of March 31, 2003, 1.6 million as of March 31, 2004 and 1.3 million as of March 31, 2005.

Services Offered for PHS

We had significantly expanded the service offerings for PHS since acquiring the PHS businesses. In addition to voice mail, call forwarding, caller I.D., and other standard optional features such as 64 kbps data transmission, which allows users to conduct wireless data transmission at an actual transmission rate of 58.4 kbps, subscribers may sign up for numerous services and features, the most significant of which capitalize on PHS’s strength in high-speed data transmission. Users are able to enjoy various services including “mopera net surfing”, a wireless Internet access service which allows users to access the Internet by connecting their PHS handsets with laptop computers or PDAs.

In April 2003, we introduced a fixed price wireless Internet access service called “@FreeD”. The new service offers @FreeD subscribers unlimited Internet usage for a flat monthly fee of ¥4,880 or a year-subscription of ¥48,000.

After we ceased accepting applications for PHS on April 30, 2005, we have been offering our PHS users incentives for migration to our FOMA services.

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

In response to a variety of customer service needs, we have released various handsets, such as Pocket PC2002-embedded PDA called “musea”, Windows CE.NET- embedded PDA with a full key board called “sigmarion III”, “Posiseek R”, “F661i”, and the “F505i GPS” handset compatible with a GPS-based positioning service, “DLP service, which is for corporate users and information providers, and a videophone-compatible PHS handset, “Lookwalk P751v”.

In December 2002, we integrated our “mopera Mail” service into our “M-stage” service lineup to broaden the usage of mobile data communications, as part of our efforts to enhance our value-added offerings. To allow users to use our services in a more convenient and secure way, we have constantly added new services responding to the requests of customers, for example, by introducing “incoming mail/SMS notice” and “mail virus check” features, among other things.

In June 2005, we started “mopera U” service, which enables FOMA subscribers to access the Internet from public wireless LAN service areas, from overseas (using international roaming connections) and from fixed-line broadband circuits at home. “mopera U” service provides users with diversified access options as well as enhanced security features such as web compression and packet content/filtering, and supports automatic receipt of POP mail (when used together with a “FOMA M1000 handset”) as well as other unique features suited for mobile environments, in order to respond to users’ diversified needs for Internet and other data communications services and seamless network access.

Going forward, in light of the projected increase in FOMA’s uptake and the introduction of mobile number portability within the fiscal year ending March 31, 2007, we are planning to provide and expand a wide range of high-quality services that enable users to access the Internet in a secure and seamless way at reasonable prices, meeting users’ needs for mobile data services in the age of ubiquitous communications.

We also provide corporate users with applications such as groupware, which enables sales representatives outside the office to confirm their customer data and contact details by remotely accessing their corporate servers. The service can be used by a broad range of user groups for their respective purposes. While we previously offered “M-Stage music”, we discontinued providing this service on September 30, 2004 because various kinds of music distribution services are available now and we offer music distribution services such as “Melody Call” and “Chaku motion”.

In May 2003, we launched an on-line payment service called “DoCommerce”, which enables mova and FOMA i-mode users to use their SSL-compatible handsets to shop on i-mode sites operated by DoCommerce merchants. Users can make a payment or charge on their credit cards by simply entering their user passwords. DoCommerce also offers an “account aggregation” feature which enables users to simultaneously check the balances of two or more bank accounts or credit card charges via a single password using their i-mode handsets. In addition, payment at a convenience store using a QR code has been available since August 2003. While usage of the mobile Internet has spread widely, high security in individual authentication has become important. In order to address this, we introduced a client authentication service called “FirstPass” in July 2003, enabling FOMA users to reduce the risk of identity theft and safely use the mobile Internet. In May 2005, we announced that we will terminate part of DoCommerce services in September 2005 allowing payment and charge with credit card, “account aggregation” and payment service utilizing QR codes mentioned above. However, we will be continuingly offering DoCommerce services allowing such payment and charge together with our invoice for monthly mobile phone charges.

In July 2002, we launched a public wireless LAN service called “Mzone”. Customers who are in the service areas are able to send and receive data at high-speeds with their laptop PCs or PDAs. Furthermore, we enhanced our Mzone services during fiscal 2003 in response to user needs. Such efforts include offering a “one-day usage plan” and “Mzone Utility Program” which assist our Mzone users to access Wireless LAN. There were 563 Mzone service areas as of June 10, 2005, and we plan to further expand the coverage in the future according to the needs of our customers. Meanwhile, we have proactively expanded wireless LAN coverage through roaming arrangements both in Japan and abroad in order to provide enhanced convenience to users; in Japan, we started roaming with “Wireless LAN Club” service offered by NTT Broadband Platform in fiscal 2003, and with “Mobile Point” service offered by Japan Telecom, as well as “Airport Net” service provided by Airport Intelligence & Communications Service Co, Ltd in fiscal 2004. Overseas, we commenced wireless LAN roaming service with iPass, Connexion by Boeing and TeliaSonera in fiscal 2004.

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

In January 2004, we launched our “Business mopera Access Pro” service for major enterprises in addition to our “Business mopera Access Premium” and “Business mopera Access Economy” services. Business mopera Access Pro provides highly secure access to corporate LANs through closed network from remote terminals, such as laptops and PDAs. This service enables an enterprise to access via various types of wireless networks, including mova, PHS, and FOMA, with a single leased line subscription. In December 2004, we commenced “Business mopera Access Simple” service, a service that provides access to corporate LANs from i-mode handsets. This service enables users to send and receive emails and view schedules from i-mode handsets or PDAs, by installing a relay server and software developed by DoCoMo in corporate clients’ local area networks. Going forward, by further enriching our offerings in “Business mopera” service, we intend to promote the introduction of mobile systems at enterprises and focus on providing mobile solutions.

Other Services

Quickcast Services (formerly called Paging Services)

We offer digital display and value-added paging services throughout Japan under the service name Quickcast. This service has allowed us to offer a wide variety of information services via a high-speed paging system, including the ability to receive e-mail messages via the Internet or from personal computers and to retrieve the messages from anywhere in Japan. We have also offered broadcast messaging features which allow one message to be sent to multiple users at the same time. In February 1999, we introduced a calling-party-pays Quickcast service called “02•DO”.

However, the number of subscribers continued to decrease after peaking at approximately 6.5 million subscribers in June 1996, as cellular phone services became more popular in Japan. There were approximately 604,000 subscribers at the end of March 2003, approximately 457,000 subscribers at the end of March 2004, and approximately 305,000 subscribers at the end of March 2005.

On June 30, 2004, we ceased accepting applications for Quickcast service, and on April 25, 2005, we announced that we will terminate Quickcast services as of March 31, 2007.

Satellite Mobile Communications Services

We provide satellite mobile communications services integrated with terrestrial cellular services for communications in case of emergencies, in mountainous areas and aboard ships. The service area covers the territory of Japan and its surrounding waters up to 200 nautical miles from the mainland. The satellite mobile communications network uses three N-STAR communications satellites, N-STARa, N-STARb and N-STARc. We had approximately 33,000 subscribers to this service as of March 31, 2005. Furthermore, a variety of mobile computing applications, such as sending data and faxes are offered using high-speed data transmission capacity (64 kbps downlink and 4.8 kbps uplink).

Global Businesses

International Dialing Services and International Roaming Services

In May 2002, in order to increase use of our international dialing service “WORLD CALL”, we introduced a service by which our subscribers can use WORLD CALL without having to first apply for this service. In October 2003, we enabled third-generation FOMA videophones to make international videophone calls and 64kbps transmissions to the United Kingdom in cooperation with Hutchison 3G UK. FOMA subscribers are able to make international videophone calls via our 3G networks to 3G subscribers in the United Kingdom, Hong Kong, Singapore, and Australia. We also launched “WORLD WING”, an international roaming service for FOMA subscribers and added a new service called WORLD WALKER-PLUS, which has a geographical coverage similar to that of WORLD WING, to supplement WORLD WALKER for mova subscribers. By the addition of such new services, subscribers to our international roaming service WORLD WALKER increased to approximately 250,000 as of March 31, 2005, a 230% increase from March 31, 2004. WORLD WING service has more than 200,000 subscribers.

As we introduced a handset capable of 3G and GSM in December 2004, WORLD WING subscribers are now able to make and receive calls from their regular FOMA phone number without changing handsets in 122 countries and regions as of March 31, 2005. As we launched international packet roaming service in December 2004, this handset also enables WORLD WING subscribers to access i-mode packet communications in 32 countries and regions. In February 2005, we launched international SMS (short messaging service) for FOMA subscribers.

International Investments and Licensing Agreements

We make investments in and/or enter into agreements with telecommunications companies overseas with the long term aim of securing growth and revenue opportunities and strengthening our international competitiveness. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by assisting telecommunications operators in other countries in developing W-CDMA as their 3G platform, by promoting the wide-spread and rapid deployment of mobile multimedia services and by expanding the areas in which our subscribers can utilize roaming services, with the goal of establishing a borderless cellular phone world. Whereas wireless operators in other parts of the world have achieved only limited success in offering wireless Internet access, our i-mode services met with immediate success in Japan. We believe that our experience with the development and deployment of our i-mode services provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We have licensed the technology for our i-mode services to other mobile telecommunications providers in many parts of the world, primarily in Europe and the Asia-Pacific. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our position in the domestic market. We believe the increased utilization of international roaming services will lead to an important revenue source in the future. We intend to continue to look outside of Japan for attractive investment opportunities, such as mobile telecommunication companies and other companies providing related services. If we find such investment opportunities, we may make majority or minority investments or enter into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.

Our investee affiliates operate in key markets and regions around the world. We do not believe, however, that the regulatory environments in which our partners operate will have any adverse effect on our investments or on our financial results.

AT&T Wireless Services, Inc.

In January 2001, we completed an investment of approximately $9.8 billion (approximately ¥1,143 billion at the date of investment) to purchase AT&T preferred stock equivalent to 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share.

On February 17, 2004, Cingular Wireless LLC, a joint venture between SBC Communications Inc. and BellSouth Corp. announced an agreement to acquire AT&T Wireless. Before the announcement of the acquisition agreement we were requested to submit an acquisition proposal by AT&T Wireless, but our board decided not to make an acquisition proposal to AT&T Wireless. In connection with the merger on October 26, 2004, we received $15 per share, or approximately $6.5 billion.

On July 20, 2004, AT&T Wireless became the first wireless operator in the United States to launch 3G services based on W-CDMA, when it started 3G services in four markets, Detroit (MI), Phoenix (AZ), San Francisco (CA) and Seattle(WA), pursuant to the Investor Agreement which was amended in December 2002. On September 1, 2004, AT&T Wireless also launched 3G service in two additional markets, Dallas(TX) and San Diego(CA).

KPN Mobile N.V.

In July 2000, we signed a subscription agreement to invest for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and 3G services in Europe. In December 2002, we decided not to exercise our right to subscribe in new shares in accordance with our agreement. As a consequence, our voting interest in KPN Mobile decreased from 15% to approximately 2.2%, and many of our rights under the subscription agreement and the shareholders agreement terminated as a result.

In November 2001, we signed a license agreement with KPN Mobile and its parent company Royal KPN under which we transferred and licensed technologies to KPN Mobile for the launch of i-mode services in the Netherlands and Belgium. In February 2002, we signed an agreement with E-Plus Mobilfunk, a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer i-mode services in Germany. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering i-mode services on a commercial basis in Belgium in October 2002.

KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively. On July 15, 2004, KPN Mobile Netherlands, an operating company and a subsidiary of KPN Mobile, launched 3G service based on W-CDMA technology. E-Plus Mobilfunk, another KPN Mobile’s operating unit in Germany also started 3G service in June 2004.

Hutchison 3G UK Holdings Limited

In July 2000, we formed a strategic alliance with KPN Mobile and agreed to invest in Hutchison 3G UK as part of a business alliance with Hutchison Whampoa Limited, or HWL. We acquired a 20% stake in Hutchison 3G UK for £1.2 billion, approximately ¥185 billion at the date of the investment, in September 2000, and entered into a shareholders agreement with HWL, the parent company of Hutchison 3G UK, and Hutchison 3G HK.

In May 2004, we announced a Sale and Purchase Agreement to sell our entire 20% shareholding in Hutchison 3G UK to HWL for a total consideration of £120 million.

Under the terms of the Agreement, we were to receive payment in three installments either in cash, or subject to the listing of Hutchison Telecommunications International Limited, or HTIL, a subsidiary company of HWL that was subsequently listed on the Stock Exchange of Hong Kong, in shares of HTIL. The third and final installment was to be made in December 2006. Our right to receive £120 million as of the time of completion of the transaction in February 2007 was secured by the Sale and Purchase Agreement. We continued to receive dividends that were declared and payable by Hutchison 3G UK until the completion of the transfer of the shares, and neither we nor HWL exercised any voting rights in respect of the sale shares. As part of the agreement, a £200 million shareholder loan we provided to Hutchison 3G UK in May 2003 was transferred for value and interest in the sum of approximately £6.4 million, to Hutchison Europe Telecommunications S.à r.l., a Hutchison Whampoa Limited subsidiary company.

On October 15, 2004, we received 187,966,653 shares of HTIL as the first installment for the sale of Hutchison 3G UK share. The shares represented approximately 4.2 percent of the issued share capital on that date.

On May 9, 2005, we received a notice from HWL that HWL wished to exercise its right to accelerate completion of the payment. Accordingly, we exercised our right to put the shares of HTIL, which we received on October 15, 2004, to HWL. In accordance with the Agreement, we completed the sale of our entire 20% shareholding in Hutchison 3G UK and received £120 million in cash on June 23, 2005. We have no further financial commitments to Hutchison 3G UK.

KG Telecommunications Co., Ltd./Far EasTone Telecommunications Co., Ltd.

In November 2000, we agreed to invest approximately NT$17.1 billion (approximately ¥61 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd., or KG Telecom. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, we aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, we agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone, Taiwan’s third largest mobile operator. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, we became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash.

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

In March 2004, we signed a consulting agreement with Far EasTone under which they are currently conducting a network field test and coverage optimization for the expected introduction of its W-CDMA 3G service in 2005. Under the agreement, we are providing technical assistance.

Hutchison Telephone Company Limited

In December 1999, we agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately U.S.$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with HWL with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we invested an additional $30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, we agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G HK, for approximately HK$303,190 (approximately ¥4.8 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and Hutchison 3G HK. As part of this transaction, our interest in both HTCL and Hutchison 3G HK decreased from 25.4% to 24.1%. We currently hold a 24.1% equity interest in both HTCL and Hutchison 3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, Hutchison 3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004.

Bouygues Telecom S.A.

In April 2002, we signed an i-mode license agreement with Bouygues Telecom S.A. to license our intellectual property and provide consulting services related to i-mode for the launch of i-mode services in France, French Guyana, Martinique, Guadeloupe and Reunion. Under this licensing agreement, we have agreed to provide Bouygues Telecom with patents, know-how, and trade marks needed to launch i-mode service on the Global Packet Radio Service (GPRS), and UMTS networks if Bouygues Telecom is granted a 3G license in France. Bouygues Telecom began i-mode service in November 2002, in France.

Telefónica Móviles S.A. and Telefónica Móviles España S.A.

In June 2003, Telefónica Móviles España S.A. introduced i-mode to the Spanish market. This was following the i-mode license agreement we signed with Telefónica Móviles S.A. and Telefónica Móviles España S.A. in July 2002 to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in Spain. Under this licensing agreement, we agreed to provide patents, know-how and technologies needed by Telefónica Móviles España S.A. to offer i-mode service in Spain under its conventional mobile Internet service, “e-moción”, on its Global Packet Radio Service (GPRS) network.

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

Wind Telecommunicazioni S.p.A.

Wind Telecommunicazioni S.p.A., an Italian telecommunications operator, introduced i-mode service to the Italian market in November 2003. This followed our June 2003 i-mode license agreement, to license our intellectual property and provide consulting services regarding i-mode services to enable Wind Telecommunicazioni to offer i-mode services on its Global Packet Radio Service (GPRS) and later on its 3G W-CDMA network.

COSMOTE Mobile Telecommunications S.A.

In November 2003 we signed an exclusive strategic partnership agreement with COSMOTE Mobile Telecommunications S.A., the leading mobile operator in Greece, which launched i-mode service in June 2004, prior to the Athens 2004 Olympic Games.

Telstra Corporation Limited

We signed an exclusive strategic partnership agreement with Telstra Corporation Limited, the leading telecommunications operator in Australia in June 2004. Telstra launched its i-mode service in November 2004.

Cellcom Israel Ltd.

In November 2004, DoCoMo and Cellcom Israel Ltd., the leading telecommunications operator in Israel, formed an exclusive strategic partnership under which Cellcom plans to launch i-mode in Israel in first quarter of fiscal year ending March 2006.

O2 plc.

In November, 2004 DoCoMo and O2 plc., the leading European mobile operator, formed a long-term strategic agreement under which O2 plans to launch the i-mode mobile internet service in the UK and Ireland in 2005. O2 will deliver the service in Germany under its own brand name based on the service model and technology licenced from DoCoMo.

Mobile TeleSystems OJSC

In December, 2004, DoCoMo and Mobile TeleSystems OJSC (“MTS”), the largest mobile phone operator in Russia and the CIS, formed an exclusive strategic partnership under which MTS plans to launch i-mode in Russia and other CIS countries.

This long-term agreement will allow MTS to offer i-mode services to its customers in Russia via its GSM/GPRS/EDGE networks, with DoCoMo providing its brand name, know-how and technology. MTS plans to introduce i-mode in Russia before December 2005.

StarHub Ltd.

In January, 2005, DoCoMo and StarHub Ltd., an integrated info-communications provider based in Singapore, jointly announced a strategic partnership under which StarHub plans to launch i-mode services exclusively in Singapore in 2005.

Gobi Fund, Inc.

In December 2003, we signed an agreement with a venture capital fund operated by Gobi Partners, Inc. under which we initially invested U.S.$10 million. The fund targets venture companies mainly in China that work in digital media sectors.

The fund introduced two strong venture companies to us in fiscal 2004 and we co-invested in Digital Media Group Company Limited and Emcore Technology Inc.

Digital Media Group Company Limited

In February 2005, we invested $4.2 million in newly issued stock for an equity stake in Digital Media Group Company Limited, or DMG which owns Beijing Eastlong Technology Development Company Limited, or Eastlong Technology, a company that produces and distributes digital advertisements, content and services for subway stations and trains in Shanghai. Through Eastlong Technology, DMG is planning to expand its digital media business using the latest wireless technologies, starting from transportation advertisements in trains and at subway and monorail stations throughout China.

Emcore Technology Inc.

In January 2005, we invested $4 million in newly issued stock for an equity stake in Emcore Technology Inc., or Emcore, which has a China based service subsidiary, in January 2005. Its wholly owned subsidiary, Beijing Lingtu Spacecom Technology Co., Ltd., is known for its high-quality location-based services.

Through the investment, NTT DoCoMo will provide its expertise in such services and gain a foothold in the Chinese mobile telecommunications industry.

Loxley Public Company Limited

In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited, or Loxley, under which we acquired a 40% equity stake in Mobile Innovation Co., Ltd., or MI, a location–based service provider, wholly owned by Loxley, for a cash consideration of 21.6 million baht (approximately ¥60 million). In February 2005, we agreed to increase the capital of MI, and invested 12 million baht (approximately ¥30 million at the date of investment). Loxley concurrently invested 18 million baht in MI. We still hold a 40 % equity interest in MI. In June 2004, we invested approximately U.S. $1.9 million (approximately ¥210 million) for a 17.6% equity stake in “Mappoint Asia (Thailand) Company Limited”, which is a Thailand-based digital mapping and location-based service provider, and a strategic partner of MI.

inter-touch (BVI) Limited

In November 2004, we made a 100% acquisition of inter-touch (BVI) Limited, a Singapore-based holding company of internet providers who supply high-speed broadband connections and applications for business travelers at hotels across Asia-Pacific and Europe etc. The total purchase price was U.S. $70 million. inter-touch group companies offer wired/wireless LAN broadband services at 184 hotels (a total of about 63,174 rooms) in 35 countries as of April 30, 2005 worldwide.

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

The Japanese government issues licenses to carriers for the use of radio spectrum bandwidth, so the capacity of our cellular network is limited to the amounts of bandwidth that the government has made available to us. The government has currently allocated 71 MHz x2 (uplink and downlink) for the use of 2G Networks nationwide. We have been allocated frequency spectrum of 34.5 MHz x2, of which 29 MHz x2 is in the 800 MHz band nationwide and 5.5 MHz x2 is in the 1.5 GHz band in cities such as Tokyo, Nagoya and Osaka. Therefore, our 2G network is separated into two bandwidths, an 800 MHz system and a 1.5 GHz system. We offer nationwide coverage on our 800 MHz digital cellular service, and coverage in cities such as Tokyo, Nagoya and Osaka on our 1.5GHz digital cellular service.

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

In order to establish and maintain our high quality network economically and efficiently, we purchase high quality network equipment at low cost from approximately 100 suppliers inside and outside Japan in accordance with our procurement policies which stress openness and fairness.

At new procurement opportunities, we obtain quality equipment at competitive prices by receiving proposals widely from all potential suppliers, both domestic and international, through our website.

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

3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 is a third-generation mobile phone system which offers both high-speed data transmission compared with the second-generation system and global roaming services. In November 1999, direct sequence code division multiple access, or DS-CDMA, was one of the five systems recommended by a study group of the ITU to serve as a platform for 3G services. Wideband Code Division Multiple Access, or W-CDMA, technology is a type of DS-CDMA. We have adopted this W-CDMA technology as air interface technology for our 3G network. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. We also believe that if enough overseas operators adopt a W-CDMA system compatible with our W-CDMA technology, we would be able to offer our services globally and benefit from economies of scale.

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

IMT-2000 Standardization Efforts

In 1999, the International Telecommunications Union, or ITU, defined requirements for what constitutes third-generation, or 3G, services. They called those standards International Mobile Telecommunications for the year 2000, or IMT-2000. The goal of IMT-2000 is to allow users to use their phones and other mobile communication devices, known as terminals, for voice, Internet, multimedia and high-speed data communications anywhere in the world without being frustrated by incompatibilities between various technologies. IMT-2000’s minimum standards include:

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

We have chosen to build our 3G network based on W-CDMA, one type of direct spread code division multiple access, or DS-CDMA technology, which is one of the five IMT-2000 approved technologies. We were the first company in the world to launch 3G services based on W-CDMA technology. Hutchison 3G UK launched 3G services in March 2003 in the United Kingdom, and Hutchison 3G HK also launched 3G services in January 2004 in Hong Kong. We expect our other international affiliates and strategic allies to launch 3G services in 2005 or thereafter based on W-CDMA. One of our competitors in Japan, Vodafone, launched their 3G service based on W-CDMA in December 2002.

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

We have strict quality standards that manufacturers of our handsets must meet. We also provide one-year warranties on all our handsets during which we provide repairs free of charge. We are generally then reimbursed for the repair charges by the handset manufacturers. In addition, our nationwide sales and distribution system, in particular DoCoMo Shops, provides convenient after-sales service. As handsets continue to become more sophisticated and technologically advanced, we expect to experience more complaints and returns. In the fiscal year 2004, we dealt with software problems in some models in the FOMA 900i series, 901i series and mova 506i series. In addition, a technical problem was discovered in our P252iS handsets and battery pack of our satellite mobile handsets “Wide Star-Duo”. We provided replacement adapters to users. The handset manufacturers were responsible for the cost of the repair.

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

The vast majority of new handsets are now i-mode enabled. Our i-mode enabled handsets are relatively small and lightweight terminals that are installed with packet communications and browsing software functions in addition to function as normal cellular phones. i-mode enables users to have immediate access to the Internet without using a PC or other systems. The DoCoMo i-mode browser reads HTML Subset text. The handsets have a large color LCD screen that is suitable for richer contents. The majority of our handsets are equipped with digital cameras. We believe that one of the strengths of i-mode is that our handsets are smaller and lightweight compared to more bulky laptops, PDAs or other devices that can also access the Internet.

In April 2004, we introduced new 506i series PDC handsets, which feature cameras with effective resolutions of more than one million pixels. They also come with infrared ports for exchanging data and photos with compatible handsets and performing infrared-based functions such as remote-control operation of appliances, authentication and cashless payments.

In July 2004, we launched the i-mode FeliCa Service for mobile wallet applications and marketed the company’s first i-mode smart-card handset, the mova P506iC, which may be used for a variety of functions that were previously possible only with IC-equipped cards, including train travel, debit card (electronic money) and credit card-based withdrawals and transactions, and personal identification.

In September 2004, we introduced new 253i series PDC handsets including straight-type bodies, slide-type bodies and folding-type bodies. Sliding the display activates the camera or switches the phone to the mail reply or Schedule/Memo input screen.

In June 2004, we released the premini, the smallest i-mode handset ever released, weighing just 69 grams and measuring only 90 mm in height, 40 mm in width and 19.8 mm in thickness. The premini is suited to customers who seek a handset that is simple and compact yet still offers i-mode capability.

In December 2004, we introduced Music PORTER, a handset compatible with music players and containing FM radio tuner. The Music PORTER came with Memory Stick Duo (which is a trademark of Sony Corporation) to allow users store and enjoy music data.

Cellular (FOMA) Handsets

We offer three types of handsets for our FOMA service: a standard i-mode enabled model which allows users to send video clips via e-mail, a videophone model which also allows users to see one another while conversing and a data model designed exclusively for data communication. FOMA handsets currently on the market are videophone compatible. The standard model and videophone model are equipped with i-mode capabilities and are able to access not only the current i-mode contents but also contents that are expected to be specifically created for FOMA i-mode. Furthermore, we have been adding new functions, such as image browsing and e-commerce transactions capabilities, into FOMA handsets to enhance user experience in wireless data communication.

Since the launch of FOMA’s commercial service in October 2001, we have introduced various handsets capable of handling i-mode, i-motion and M-Stage services. During the year ended March 31, 2005, we released new FOMA handsets that are smaller, lighter and offer longer battery life than conventional models, and are also compatible with i-motion mail service, which enables users to attach video files to e-mails.

We began marketing dual-mode handsets accessible to both FOMA and mova networks in June 2003.

We also introduced FOMA 900i handsets in February 2004, these handsets have new attractive functions, such as “Deco-mail”, HTML e-mail which enables users to decorate their e-mail messages with colors and pictures; Java-based i-appli applications with a 400K scratch pad; videophone with animated cartoon characters expressing sender’s feelings and initiating real-time changes in the expressions of “avatar” characters; and “Chaku-motion” which signals incoming calls with i-motion video clips in order to promote data communications.

In June 2004, we introduced additional 900i series handsets with highly advanced features, and which the improved functionality of the 3G FOMA 900i series. F900iT is equipped with a touch-sensitive panel. Both N900iS and P900iV contain upgraded Deco-mail functions and visual specifications.

In August 2004, we began marketing the FOMA F900iC, which is the first 3G smart-card handset that is compatible with i-mode FeliCa Service for mobile wallet applications. F900iC is characterized by its high security functions. In December 2004, we introduced the N900iG, the first FOMA 3G handset for fully functional mobile communications in approximately 115 countries and regions.

In September 2004, we introduced the new 3G FOMA “Raku Raku Phone” handset, which is the first model in the easy-to-use Raku Raku phone series compatible with the 3G network. Unlike other phones in the series, this model has a camera for videophone calls and sending/receiving video clips via DoCoMo’s i-motion mail service. It also enables users to record voice messages and to send them as e-mail attachments.

In December 2004, we introduced the new 901i series, our most advanced-ever series of 3G FOMA handsets. Equipped with FeliCa smart-card technology, the series offers surround-type 3D sound and a function for remotely locking either the smart-card functions or all phone functions if the handset is lost or misplaced, simply by calling the handset from a registered phone number.

In February 2005, we revealed the new 700i series of FOMA 3G handsets. The new 700i series emphasizes style and ease of use while possessing all the basic FOMA services, including videophone, ChakuUtaring songs, ChakuMotion ring videos, Deco-mail decorative e-mails, music player functions, i-appli JAVA and Macromedia Flash applications, QVGA LCD screen resolution and megapixel cameras.

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

Although the price of FOMA handsets has been decreasing recently, we expect that the price will be higher than for mova handsets because FOMA handsets have more advanced features, such as videophone, than mova handsets. We expect that the price of FOMA handsets will continue to decrease through our cost improvements. We have invested in chipset development, operating software standardization and efficient in software development. We also intend to procure reasonably priced global model FOMA handsets from various venders including overseas ones. Beginning in the second half of the fiscal year ended March 31, 2003, we have been investing in the development of FOMA phones being developed by various handset manufacturers. The total amount of our investment in the development of FOMA phones during the fiscal year ended March 31, 2003, and the fiscal year ended March 31, 2004 was approximately ¥41 billion. Under the terms of our agreements with the various handset manufacturers, they were required to develop new FOMA handsets, featuring advanced applications and longer battery life, within the fiscal year ended March 31, 2004. In order to accelerate the evolution of state-of-the-art 3G technologies, we also plan to invest a total of approximately ¥37 billion during fiscal 2004 and 2005 in the areas of handset application software which runs on advanced OS platforms (Linux and Symbian) and High Speed Downlink Packet Access, or HSDPA technology. We plan to invest a total of approximately ¥12.5 billion from fiscal 2004 to 2006 in the development of LSI technology in relation to FOMA handset chipsets. We and the handset manufacturers share ownership rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. Advanced handset capabilities and a wide variety of model choices are important to the success of 3G services. By investing in FOMA handset development, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 900i series.

PHS Handsets

There are three basic types of handsets available to PHS users: The PALDIO, the Doccimo, and a handset designed exclusively for data transmission. The PALDIO provides a wide range of regular voice and other services and enables users to receive and send 32 kbps or 64 kbps data transmission, in handsets of numerous colors, weights and sizes. The Doccimo allows users to set their phone to either cellular phone or PHS to receive and transmit calls as well as enjoy 64 kbps data transmission. The Doccimo is also i-mode enabled. The third type is a card-type device that can be used conveniently for data communications. This model, the “P-in” series, is available in two types of cards: a PC-card and CF-card. The fixed price service commenced in April 2003, and can be used conveniently with the “P-in Free” series, which offers three different data-card models: “P-in Free 1P”, a model compatible only with PHS service, “P-in Free 1S”, which can perform voice communication as well as data transmission via the PHS and cellular networks, and “P-in Free 2PWL”, which is compatible with IEEE 802,11b Wireless LAN functions, and which can perform voice communications as well as data transmission via PHS and cellular networks.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS, FOMA and other services to our subscribers through our extensive distribution network throughout Japan, which includes numerous primary retailers operating approximately 1,340 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. There were approximately 67,000 secondary and tertiary retailers throughout Japan as of March 31, 2005.

One of the primary advantages of our extensive distribution network is that it makes it easier for potential subscribers to sign up for services and purchase mova, PHS, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) increase traffic by enhancing i-mode and other services, (iii) increase the quality of after-sales service, (iv) promote our brand name through our “customer oriented” approach. (v) provide competitive tariff and service pricing (vi) enrich our handset lineup (vii) develop bricks-and-mortar business (viii) enrich our customer retention program.

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

We have also started a membership-based loyalty program called “DoCoMo Premier Club” for all subscribers, in order to offer enhanced customer service. This program consists of a “Point Incentive Program”, a “Status Service” and offering “preferential treatment”. Customers earn points based on the amount they spent every month. They can use accumulated points to get discounts when they purchase new handsets, or exchange them for items such as travel coupons, dining coupons and entertainment tickets. Customers are classified into four levels according to the previous year’s usage, and higher-level customers receive more points for the same amount of spending. The Status Service provides preferential services for high-end users, such as dedicated call centers and rental service of global roaming handsets, in cooperation with major business partners. All of DoCoMo Premier Club members can also enjoy various incentives such as free warranty of handsets for three years after purchase date of each customer, complimentary battery-pack for each customer who uses a DoCoMo handset for two years or longer and preferential treatment including discount at hotels, shops and restaurant given by our alliance partners in this program.

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

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer, by credit card, or in person at any number of locations, including our shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage of our subscribers, approximately 76% as of March 31, 2005, pay their monthly bill by automatic payment or direct debit from their credit card, bank or other financial institution account.

In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a QR code on the screens of their mobile phones. Our “combien?” service is offered at approximately 2,300 convenience stores nationwide as of March 31, 2005. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

We also offer a prepaid card called “Mobiler’s Check” that allows payment in advance for the monthly phone bill. By registering the 14-digit number that appears on the back of the prepaid card from a mobile phone, the prepaid amount will be deducted from the next month’s mobile phone bill. Subscribers can apply the card to our mobile phone services. Mobiler’s Check is available at DoCoMo Shops and other locations.

As of March 31, 2005, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

Enterprise Information System (DREAMS)

In April 2002, we and our 34 consolidated subsidiaries introduced an enterprise information system which we call “DREAMS”. (As of June, 2005, our 36 subsidiaries have already implemented this system.) Based on this system, we are able to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among the DoCoMo group companies.

Research and Development

Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥101.9 billion on research and development in the year ended March 31, 2005. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective fiscal 2000. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 2.9% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

We organize our research and development efforts through our R&D division. Our R&D division includes:

•	three research laboratories, one each for network research, wireless research and multimedia research;

•	seven development departments, including network management, IP core network, IP radio network, customer equipment, network system, radio system, and global network development departments;

•	a research and development general affairs department; and

•	a research and development planning department.

Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, our various research and development departments collaborate with product development staff at each of our operating divisions. We are also working together with major manufacturers of our handsets and network equipment.

In addition, outside the R&D division we have other development-related divisions, such as our Network Division and Products & Services Division.

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of Internet-related technology. We have also set up DoCoMo Communications Laboratories Europe GmbH, whose primary research areas are network technology, next-generation IC/USIM card technology and security technology. In November 2003, we established DoCoMo Beijing Communications Laboratories Co., Ltd. to research and promote the advancement of mobile communication technologies for fourth-generation (4G) and beyond. Finally, we established DoCoMo Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental research and development activities.

Furthermore, we have also conducted research with various universities inside and outside of Japan, such as University of Hong Kong, Yeungnam University and Vienna University of Technology, among others. These groups are involved in technological exchange in connection with not only 3G research and development but also 4G cellular communications systems and other advanced technology research.

In April 2003, we and Japan’s other mobile phone operators agreed to conduct a joint study on the possible biological effects of exposure to radio waves from mobile phone systems.

We are continuing research and development of our 3G system through our IMT-2000 related research. This includes further research and development of the W-CDMA technology as well as research and development of new products, services and applications for the 3G system. Currently, we are focusing on increasing transmission capacity and capabilities, reducing network costs, downsizing base station equipment, improving functionality of switches, reducing handset size and weight, adding advanced functions to handsets, extending battery life, improving mobile multimedia services and developing video mail and international roaming services. In addition, we are developing handsets and networks for High Speed Downlink Packet Access, or HSDPA, a W-CDMA technology to accelerate 3G downstream packet data transmissions. HSDPA is expected to accelerate maximum downstream data transmission to approximately 3.6Mbps upon introduction and around 14Mbps eventually. We plan complete development of HSDPA by the end of the year ending March 31, 2006. We plan to determine a launch date after studying future high speed services and overall price diversification.

Another research and development theme is an IP-based network. The rapid increase of IP-based applications and the traffic they generate require communications methods for mobile networks that are both efficient and highly compatible with IP traffic. To meet these requirements, we have initiated research aimed at implementing an IP-based network that can be constructed at a low cost with generalized network routers, concerning development of IP-based routing and Quality of Service (QoS) technologies for multimedia traffic, as well as the development of new IP-based mobility control technology. Furthermore, we are continually researching ways to improve the efficiency, design and quality of our Personal Digital Cellular network.

We are conducting research regarding other advanced technology, including fundamental research regarding technologies applicable to 4G wireless communications system aiming at further enhancement of cellular services. Fourth generation services will feature transmission speeds in excess of 100 Mbps for downlinks and 20 Mbps for uplinks. Fourth generation services will also feature high quality video equivalent to high definition television and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100 MHz. We are actively participating in the international standardization movement for a 4G system. We are also supporting the development of the Super 3G system.

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implement an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 Mbps downlink and a 20 Mbps uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In August 2004, we successfully completed experiments on real-time 1-Gbps packet transmission in downlink. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. Currently we are evaluating and improving these high-speed transmission technologies during the field trials.

R&D Center

In order to respond to swiftly growing demand for wireless telecommunications and to diversifying customer needs, we have upgraded our research and development capabilities and streamlined our research and development operations. To this end, the NTT DoCoMo R&D Center in Yokosuka Research Park was completed in March 1998. We added three R&D facilities in March 2002, October 2003 and December 2004. The NTT DoCoMo R&D Center is a highly advanced R&D center near Tokyo specializing in mobile telecommunications technology. With state-of-the-art testing facilities, the NTT DoCoMo R&D Center is the base for research and development of basic technologies, 3G, 4G and other mobile telecommunications systems and a variety of new products and services.

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We believe that we must aggressively respond to the gains made in the past years by KDDI’s au service. Furthermore, in addition to direct competition from other cellular operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international phone services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

In April 2004, a working group under the MIC issued a report on number portability for cellular phone subscribers. The introduction of this system would allow subscribers to change cellular phone providers, while retaining their current phone number. The report called for the introduction of this system in the year ending March 31, 2007 and estimated that as many as 30% of current subscribers of cellular phone companies in Japan, not only our subscribers, may wish to utilize this system once introduced. If this system does result in a large numbers of subscribers wishing to change service providers, it could have the effect of increasing competitive pressure among providers in Japan.

In addition to the current cellular operators in Japan, other companies have announced a desire to enter the industry. Several of these companies applied to the MIC to receive a radio band spectrum allotment, including at the 800MHz frequency. In February, 2005, the MIC announced a policy of granting further 800MHz spectrum rights to current cellular operators, NTT DoCoMo and KDDI. Potential new entrants, however, are currently petitioning for a future allotment in the 1.7 GHz spectrum. The addition of a new entrant or of new entrants into the cellular industry in Japan would increase competitive pressure on all current operators.

Cellular Competition

There are presently three cellular operators in Japan: DoCoMo, the KDDI group and Vodafone. As of March 31, 2005, we had a market share of 56.1%, the KDDI group (including the Tu-ka Group) had a market share of 26.6% and Vodafone had a market share of 17.3%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 23.13 million subscribers as of March 31, 2005. The KDDI group is a product of the merger of the telecommunications carriers KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. As of March 31, 2005, they had approximately 17.93 million 3G subscribers. The network buildout costs for the KDDI group may be lower than ours because of their ability to use a greater portion of the current cdmaOne technology in the construction of their network.

Vodafone operates nationwide and is the third largest cellular operator with approximately 15.04 million subscribers as of March 31, 2005. A member of the worldwide Vodafone group, their Japan operations were known as J-Phone before adopting the Vodafone name in October 2003. Vodafone began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. Vodafone had approximately 0.92 million W-CDMA 3G subscribers as of March 31, 2005. Vodafone also offers international roaming service with GSM networks overseas.

Competition in the industry has led all three cellular operators to enact similar pricing services and promotions. For example, KDDI and Vodafone both offer plans that are similar to our Family Discount, and “Pake-Hodai” plans. Additionally, KDDI offers a 50% discount for students, and Vodafone offers free e-mail service to five designated parties and 50% discount for voice calls to five designated parties.

Regarding potential competition from fixed-line, our management believes that fixed line telecommunications services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other—customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed line and cellular operators, improvements in fixed line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular transmission), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

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

PHS Competition

Our two main competitors in the PHS market are WILLCOM and ASTEL. In October 2004, the Carlyle Group and Kyocera Corporation acquired the business of DDI Pocket, Inc., a subsidiary of KDDI. In February 2005, DDI Pocket changed its name to WILLCOM. WILLCOM remains the leader among the three PHS operators with a market share of approximately 67.7% of PHS subscribers as of March 31, 2005. We are second with an approximately 29.4% market share and ASTEL has an approximately 2.9% market share. ASTEL group has terminated or plans to terminate its service in certain areas of Japan. With the decrease in handset prices and service prices of cellular services, many PHS subscribers are switching to cellular phone services, causing the PHS market to shrink. However, WILLCOM is the only operator to continue to show growth due to lower service prices and fixed-rate voice services.

Regulation of the Mobile Telecommunications Industry in Japan

The Ministry of Internal Affairs and Communications, or MIC (which was previously called the Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT, ) is the primary regulatory body with responsibility for the telecommunications industry in Japan. We are regulated by the MIC primarily under the Telecommunications Business Law. We and other mobile telecommunications service providers are also subject to the Radio Law. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., or NTT Law.

The Telecommunications Business Law

Until March 2004, the Telecommunications Business Law had classified telecommunications operators into two types of business categories: Type I Carriers, such as us, our eight regional subsidiaries and other telecommunications operators which provide telecommunications services by establishing telecommunications circuit facilities; and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers were subdivided into Special Type II Carriers, including us as an international telecommunications provider, which were subject to the registration requirement, and General Type II Carriers, which were only required to make notification to the Minister of the MIC to commence business. In April 2004, the longstanding classification of Type I and Type II was abolished when the Amendments to the Telecommunications Business Law described below fully went into effect. Although before the amendments we and our eight regional subsidiaries were required to obtain a permission from the Minister of the MIC to operate Type I telecommunications business and to be registered as Special Type II Carriers, after the amendments we and our eight regional subsidiaries are only subject to a registration requirement. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject either to a registration requirement or to a notification requirement.

The following table summarizes some of the major current regulatory requirements applicable to telecommunications carriers under the revised Telecommunications Business Law:

Regulation:
a. Business entry	Registration with the Minister of MIC required for carriers that install large-size telecommunications circuit facilities. Notification to the Minister required for carriers other than the above.

b. Suspension and Discontinuation of business	Notification to the Minister of MIC and, in general, announcement to users are required.

c. Tariff settings, service offerings, etc.	Unregulated in principle (1) Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries are required.

d. Business improvement order	The Minister of MIC may order a carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, and tariff and other service conditions, etc.

e. Interconnection

A telecommunications carrier shall be imposed an obligation to interconnect its telecommunications circuit facilities with telecommunications facilities of other telecommunications carriers unless there are any legitimate reasons for refusing it.

In cases where a telecommunications carrier does not accept entering into negotiation or refuses it without legitimate reasons, the Minister of MIC may order the telecommunications carrier to start or reopen the negotiation. Moreover, in cases where negotiations concerning the interconnection fail to come to an agreement, the party (or parties) may apply to the Minister of MIC for arbitration

f. Privilege of public utilities	Based on a request by a telecommunications carrier, except for certain cases, the Minister of MIC may designate the telecommunications carrier as an approved carrier who has the privilege to act as a public utility.

g. Ensuring important communications	Telecommunications carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurrence.

h. Permission of agreement with foreign governments, etc.	The Minister’s of MIC’s permission is required for conclusion, amendment or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/entities.

i. Maintenance and Self-declaration of conformity	Telecommunications carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister of MIC.

(1)	A carrier providing universal telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister. A carrier providing certain designated telecommunications services utilizing shall establish tariffs concerning such services and shall submit tariffs to the Minister, utilizing.

The asymmetric regulation applicable to us and provided in the Telecommunications Business Law before amendment remains intact. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communications systems), each designated by the Minister of MIC. The Minister of MIC may designate as Category II-designated facilities the transmission lines and other telecommunication facilities of a telecommunication carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of the MIC may subject a telecommunications carrier that possesses Category II-designated facilities to the prohibition of anti-competitive behaviors by designation, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue from all business activities of the provision of the same type telecommunications service within the same area exceeds 25% and it is deemed necessary to ensure proper competition with other telecommunications carriers. Our and our eight subsidiaries’ revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.

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

Telecommunications carriers that possess Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MIC the Article of Agreement Concerning Interconnection prior to implementation and to make them available for public inspection. The Minister of MIC may order to make changes to the Article of Agreement Concerning Interconnection. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the Article of Agreement Concerning Interconnection.

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

Article 4 requires that any person who intends to establish a radio station shall first obtain a license from the Minister of MIC. Effectively, this requires cellular operators to obtain a license in connection with the construction of individual base stations and sales of individual handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a certification system and a blanket licensing system have been introduced to expedite the process by the MIC. Under Article 7 of the Radio Law, the MIC, upon receiving an application for a license, examines it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, conformity with the fundamental standards of radio station establishment such as the applicant’s business need for the license. Generally, however, the Minister of MIC submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s decision thereon.

Article 17 of the Radio Law requires a licensee to obtain permission from Minister of MIC for changes in the operations, including changes of the person with whom radio communications is conducted and location of radio equipment, and for the initiation of construction to modify any radio equipment. As with licensing, regulatory requirements with respect to the location of radio equipment and construction to change radio equipment for use within allocated spectrum has been simplified by implementing a certification procedure.

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use such as cellular, PHS or paging services is stipulated by a ministerial ordinance of the MIC. From within the assigned frequency or spectrum for a certain service, the MIC by issuing a circular allocates spectrum to the wireless telecommunications operators providing such service. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e., base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum allocation is awarded based on application to the MIC, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. The MIC currently allocates 71 MHz x2 for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 34.5 MHz x2. Within our allocated spectrum, we use 24 MHz x2 for our 800 MHz PDC network. We use an additional 5MHz x2 in the Tokyo metropolitan area and 5.5 MHz x2 for our 1.5 GHz PDC network in cities such as Tokyo, Nagoya and Osaka. In fiscal 2004, pursuant to regulations under the Radio Law, we paid total fees of approximately ¥30.4 billion to the Government in the form of spectrum user fees for base stations, handsets and other radio stations.

Currently, two other cellular groups have been allocated spectrum for their cellular services in Japan. The KDDI group, including Tu-ka, has collectively been allocated 25 MHz x2 in the 800 MHz and 1.5 GHz bands. Vodafone has been allocated 11.5 MHz in the 1.5 GHz band.

On June 30, 2000, we, KDDI and Vodafone respectively obtained approvals from the Ministry of Posts and Telecommunications (which was consolidated into the Ministry of Public Management, Home Affairs, Posts and Telecommunications with other governmental organizations and is currently called the Ministry of Internal Affairs and Communications, or MIC) which allow each company to use 2 GHz bands in connection with each company’s 3G services. All three companies have each been allocated 15 MHz x2 of spectrum.

In May 2004, MIC announced its allocation policy allowing us and Vodafone each to use an additional 5MHz x2 of spectrum in the 2GHz band for 3G services. KDDI is expected to be allowed to use an additional 5MHz x2 of spectrum after the interference problem with PHS systems is technically resolved.

In February 2005, the MIC announced its decision to allocate spectrum in the 800MHz band to us and KDDI respectively, which allows each company to use 15MHz x2 of spectrum after completing the migration of existing systems operated in the 800MHz band to other frequency bands.

The Radio Law has recently been amended several times. Effective November 2000, the Radio Law was amended to provide for disclosure by the Minister of the MIC of the frequency allocation plan and procedures concerning competitive applications for radio frequency spectrum. In October 2002, an amendment to the Radio Law that enhanced the system of survey and publication of actual radio spectrum usage became effective.

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

As part of the amendments to the Radio Law that became effective in May 2004, a system that provides subsidies to incumbent licensees who are required to migrate existing systems to an alternative frequency band in a short period of time was introduced, to facilitate the reallocation of spectrum.

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

As part of “e-Japan Priority Policy Program” determined on August 8, 2001, by IT Strategy Headquarters of the Government, among other things, the following plans were proposed in connection with mobile communications:

•	decision on the allocation of radio spectrum for the purpose of further advancing and expanding the use of wireless LAN systems, etc., is expected to be made by fiscal year 2005, and radio spectrum required for the fourth-generation mobile communications systems is expected to be allocated by around 2010,

•	promotion of research and development of the 4G mobile telecommunications system that enables high-speed wireless Internet environment and seamless telecommunications service,

•	in the MIC’s report drafted by the Committee for the Advancement of Emergency Message Systems of May 17, 2004, the following was proposed as “technical conditions related to the function of providing location information on callers sending emergency messages from cell phones”, and

•	the handsets for the third-generation mobile communications systems to be released by carriers from April 2007 onwards should in principle be equipped with a GPS-based location information notification feature.

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

The promotion of fair competition has been a key issue in the telecommunications business field since the enforcement of the Basic Law on the Formation of An Advanced Information and Telecommunications Network Society in January 2001. To that end, the amendments to the Telecommunications Business Law in 2001 introduced the asymmetric regulation, as described above, and added to the purpose of the law the promotion of fair competition in the telecommunications business. In addition, the MIC and the Fair Trade Commission jointly published in November 2001 the Guidelines for Promotion of Competition in the Telecommunications Business Field for the purpose of the Antimonopoly Law and the Telecommunications Business Law in order, principally, to enhance the transparency of telecommunications carriers, to clarify actual practices for which telecommunications carriers having market power are prohibited and to clarify practices leading to orders to change charges or orders to improve business activities under the Telecommunications Business Law.

On June 6, 2002, the Study Group of the MIC on New Business Models and Grand Design of the Competitive Environments for the New Information and Communications Era compiled and released its final report regarding how competitive environments in the telecommunications business fields should be established in the broadband age. The report indicates the necessity of introducing new regulations in order to facilitate participation of content providers, portal site providers and Internet service providers to the i-mode service market. In addition, equal treatment among content providers has been required by the aforementioned joint guidelines published by the MIC and the Fair Trade Commission. In November 2002, we started providing Internet service providers with open access to the interface with our PDC-P packet network used for i-mode-compatible PDC handsets. Open access to the interface with our IMT-2000 packet network used for FOMA i-mode handsets has also been allowed since March 2003.

In November 2002, in connection with an application by Heisei Denden to the MIC concerning terms and conditions of interconnection between Heisei Denden’s telecommunications facilities and our telecommunications facilities, the MIC decided, following a recommendation by the Telecommunications Dispute Settlement Commission, that it is appropriate for Hesei Denden to set user charges for calls generated from Heisei Denden’s facilities to our facilities. This principle will be applied to interconnections among other local operators, except NTT East and NTT West, and mobile operators. This is a case of a fixed line operator being given the right to set charges for calls made from fixed line phones to cellular phones. In addition, in December 2002, the MIC set up a study group regarding the setting of charges with respect to intermediate interconnection services and calls made from IP telephones to cellular phones.

As a consequence, in June 2003, it was announced in the study group report and the administrative policies of the MIC that the charges for inter-exchange calls (outbound calls from the fixed-line telephones of NTT East and West to cellular phones connected via the facilities of inter-exchange operators) will be set by inter-exchange operators if the caller selects the inter-exchange operator for each call, and the charges for calls made from IP phones to cellular phones will be set by the IP phone operator. Following this announcement, intermediate interconnection services were introduced in April 2004. While, as a transitional measure, mobile phone operators were allowed to set user charges for the portion of an inter-exchange call serviced by mobile phone operators during fiscal 2004, effective April 2005, interconnection fees have been applied instead for the said portion of an inter-exchange call.

The study group on policies concerning the effective radio spectrum use of the MIC that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Law that passed the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. In September 2003 and December 2003, the study group published its second and third reports, including discussion of such topics as an after-the-fact registration system (including exemption from prior licensing) primarily for public wireless LAN services, and discussions about cost burdens. They released a final report October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fee. This report was reflected in a proposal for Radio Law revision and have been examined in the 162nd Japanese national parliament held since January 2005.

In July 2003, the MIC’s “study group on methods for evaluating competition in the telecommunications fields as IP evolves” compiled a report, in which it was mentioned that the state of competition in the market needs to be adequately monitored to ensure free and fair competition amongst carriers; that it is indispensable to introduce methods for evaluating competition; and that the evaluation process will be divided in the three phases of definition of business fields to be monitored, definition of markets, and evaluation of state of competition.

Based on this proposal, the MIC announced its “basic approach of competition review in the telecommunications field” and “details of the implementation for fiscal 2003 of the evaluation of the state of competition in the telecommunications field” in November 2003. In the “basic approach of competition review in the telecommunications field”, five business fields, including mobile communications, were identified as areas subject to evaluation. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed., The area of Internet access service was defined as one of the fields subject to evaluation for Fiscal 2003. In October 2004, the MIC announced “FY2004 details for implementation of competition review in the telecommunications field”, in which, in addition to Internet access services, mobile communications and IP telephone services were added to the fields subject for evaluation for Fiscal 2004.

In April 2005, the MIC released a draft of its “Review of competition in the telecommunications field for Fiscal 2004”. In this draft review, the MIC states that it does not recognize the existence of any market power held by any monopolistic carrier in the mobile phone and PHS market in Japan, but it is concerned that there may be a possible exercise of market control power through coordination among multiple carriers.

The MIC had been holding the “study group on mobile number portability” to perform studies on this matter since November 2003. In its final report prepared in April 2004 and guidelines issued in May 2004, the study group has concluded that it is appropriate to introduce mobile number portability as early as possible during fiscal 2006. The Fair Trade Commission announced its “views on mobile number portability in relation to antimonopoly law”, in order to address the implications on the antimonopoly law resulting from possible consultations or arrangements amongst telecommunications carriers concerning the concrete method of implementing mobile number portability, prevent behaviors in violation of the said law, and thereby contribute to promoting fair and free competition in the mobile phone market.

The MIC submitted an inquiry to the Information and Communications Council on the universal service fund system in November 2004. Universal service fund system was introduced in June 2003, but no funds were actually utilized in the two years following its introduction. The council is expected to submit its recommendation, covering such topics as the range of universal service, calculation methods for costs of providing universal service, and methods for funding these costs, around October 2005.

Law protecting personal information

In conjunction with the full implementation of a law protecting personal information in April 2005, the company established an Information Security Department in September 2004 designed to formulate our company’s information security policy and to manage and lead our activities pertaining to information security issues.

We have since ensured management of all terminals that contain customer information and will educate all staff and exercise thorough supervision of all entities to which we assign business, and will also apply technologies to enhance security and implement other measures to ensure there will be no leak of personal information.

Relationship with NTT

NTT is our parent company and owned 63.58% of our voting rights as of March 31, 2004. The Government of Japan, through the Minister of Finance, owned 45.96% of the voting rights of NTT as of the same date. The Government, acting through the MIC, also regulates the activities of NTT.

The NTT group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telecommunications networks in the world. The NTT group’s main business is providing nationwide telecommunications services including voice transmission services, data transmission services, leased circuit services, system integration services and other services. As a holding company, NTT is directly responsible for the overall strategy of the NTT group. NTT is also responsible for basic research and development for its group companies.

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

Although NTT owned 62.99% of our voting rights as of March, 2005, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In fiscal 2004, we had sales of ¥32,669 million to related parties and had cost of services, selling, general and administrative expenses and capital expenditures of ¥272,659 million, ¥210,590 million and ¥71,896 million, respectively, to related parties, compared to sales of ¥35,966 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥230,676 million, ¥272,517 million and ¥91,392 million, respectively, in fiscal 2003. We also had receivables of ¥22,990 million from related parties and payables of ¥87,458 million to related parties at March 31, 2005, compared to ¥28,680 million and ¥65,295 million at March 31, 2004. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In the year ended March 31, 2005, total payments by us to NTT amounted to ¥15 billion.

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

The Government on March 30, 2001, launched its Three-year Program for Promoting Regulatory Reform. In that program the Government expected NTT as well as NTT East and NTT West would prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership percentage in our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio of our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. On October 29, 2002, NTT made a report to the MIC on the current status of implementation of the voluntary action plan released in October 2001. In the report, NTT stated that it sold 551,000 shares of our company in July 2002, in conjunction with our planned share reacquisition and that the system of concurrent appointment of directors for NTT and our company was discontinued at the general meeting of shareholders in June 2001.

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

Property

Our property includes our Tokyo headquarters, eight regional headquarters and 66 branch and sales offices. As of March 31, 2005, we and our regional subsidiaries owned approximately 2,762,145 square meters of land and approximately 1,544,864 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2005, we leased approximately 4,771,859 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees

At March 31, 2005, we had 21,527 full-time employees representing an increase of 286 employees since March 31, 2004. This increase was attributable to the expansion of the number of entities subject to consolidation, regular recruitment and the transfer of NTT group employees to us. Approximately 50% of the full-time employees at DoCoMo and the eight regional subsidiaries previously worked for NTT. At March 31, 2004, 2003 and 2002 we had 21,241, 20,792, and 19,700 full-time employees, respectively. The average number of temporary employees for the year ended March 31, 2005 was 2,999.

Of our 21,527 full-time employees at March 31, 2005, 1,527 were engaged in headquarters administrative functions, such as corporate planning, finance, accounting, human resources, legal and general affairs, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, at March 31, 2005, approximately 340 employees were working at outside, including foreign subsidiaries consolidated during Fiscal year 2004, Japan, and the rest were in Japan.

We consider our level of remuneration, non-wage benefits, including our employee share ownership program, working conditions and other allowances, including lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered in Japan by other large enterprises. We have an extensive training program for new employees. To increase incentives, the NTT group implemented a bonus plan based on overall business performance and personal results. The general retirement age has been 60.

Most of our full-time non-management employees are members of ALL NTT WORKERS UNION OF JAPAN. We consider our relationship with such unions to be excellent. We have never had a strike.

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

C. Organizational Structure.

As of March 31, 2005, NTT, our parent company, is our largest shareholder and owned 62.99% of our outstanding voting shares. We conduct our business together with our 94 subsidiaries and nine affiliates which together constitute the largest wireless telecommunications services provider in Japan based on number of subscribers. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2005:

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

Other areas of our operations over which we retain central control include, for example: (i) basic arrangements with NTT and NCCs (e.g., development and use of infrastructure facilities and agreements relating to interconnection); (ii) the coordination of matters to be reported to NTT and those legally required to be notified to MIC; (iii) spectrum matters; (iv) procurement, price negotiations and other business with handset and network equipment manufacturers; (v) traffic estimates, investment plans and network control; (vi) product and system related development; (vii) information systems management; and (viii) technical training of our personnel.

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

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2004 herein refers to the fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D. and elsewhere in this annual report.

Overview

Our Business

We are the largest provider of cellular services in Japan with approximately 48.82 million subscribers as of March 31, 2005, which represented approximately 56.1% of all cellular subscribers in Japan. Of these subscribers, 44.02 million were also subscribers to our i-mode packet communications service. We also provide Personal Handyphone System, or PHS, and Quickcast (paging) services throughout Japan with subscribers of approximately 1.31 million and 0.31 million, respectively, as of March 31, 2005. We ceased accepting new subscribers for our PHS services as of April 30, 2005. We ceased accepting new subscribers for Quickcast services as of June 30, 2004 and announced plans to terminate the services as of March 31, 2007.

Our Results in Fiscal 2004

We earn revenues and generate operating cash flows primarily through fees for wireless voice and data communications services and sales of wireless communications equipment. Our operating revenues decreased from ¥5,048.1 billion in fiscal 2003 to ¥4,844.6 billion in fiscal 2004. Operating income decreased from ¥1,102.9 billion in fiscal 2003 to ¥784.2 billion in fiscal 2004. Net income increased from ¥650.0 billion in fiscal 2003 to ¥747.6 billion in fiscal 2004, due to a gain on the sale of AT&T Wireless Services, Inc. (“AT&T Wireless”) shares. For fiscal 2004, our operating margin was 16.2% and our net income per share was ¥15,771.01. Our balance sheet had total debt of ¥948.5 billion as of March 31, 2005, representing approximately 0.80x net cash provided by operating activities for fiscal 2004.

As of March 31, 2005, the number of 3G cellular (FOMA) subscribers reached 11.50 million, exceeding our earlier expectations. At the same time, the number of our 2G cellular (mova) subscribers decreased to 37.32 million, down 13.8% from the prior year. This trend demonstrates that we have been making progress in migrating subscribers to FOMA. We presently expect FOMA subscribers to represent almost half of our total number of cellular subscribers by March 31, 2006.

The number of i-mode subscribers also increased, reaching 44.02 million as of March 31, 2005, amounting to over 90% of our total cellular subscribers. At the same time, we are steadily selling more cellular phones equipped with external interface technologies such as infrared data transmission capability, two-dimensional bar code (QR code) readers or contactless IC card capability.

Operating revenues totaled ¥4,844.6 billion, down 4.0% from fiscal 2003.

•	Cellular (FOMA+mova) services revenues decreased to ¥4,132.3 billion, down 4.6% from the prior year. Despite a positive impact on revenues from subscriber growth as a result of acquisition of new subscribers and lowered average monthly churn rate (“churn rate”) driven by expansion of our handset lineup, cellular (FOMA+mova) services revenues decreased due to a decline in average revenue per unit (ARPU) resulting mainly from rate reductions, such as the expansion of our “Family Discount” plan, aimed at enhancing our competitiveness and prospects for further growth.

•	Voice revenues from FOMA services increased to ¥514.7 billion, up 399.5% from the prior year, and packet communications revenues from FOMA services increased to ¥260.7 billion, up 422.0% from the prior year, owing to a significant increase in the number of FOMA services subscribers, due in large part to the steady migration of subscribers from mova to FOMA services. This migration was driven by the release of new handsets such as the “FOMA 901i” series, our top-end models, and the “FOMA 700i” series, our standard models, the introduction of a flat-rate i-mode service and improvement in network quality, such as the expansion of both our outdoor and indoor coverage areas.

Breakdown of operating revenues	Billions of yen		Increase (Decrease)
	Fiscal 2003	Fiscal 2004
Wireless services	¥4,487.9	¥4,296.5	(4.3%)
Cellular (FOMA+mova) services revenues	4,329.8	4,132.3	(4.6%)
- Voice revenues *	3,259.5	3,071.7	(5.8%)
Voice revenues from FOMA services	103.1	514.7	399.5%
- Packet communications revenues	1,070.2	1,060.6	(0.9%)
Packet communications revenues from FOMA services	49.9	260.7	422.0%
PHS services revenues	70.4	60.3	(14.3%)
Quickcast services revenues	5.8	4.4	(23.2%)
Other revenues	82.0	99.5	21.4%

Equipment sales	560.2	548.1	(2.2%)

Total operating revenues	¥5,048.1	¥4,844.6	(4.0%)

Note:

Voice revenues include data communications revenues from data communications using the circuit switching system.

Operating expenses were ¥4,060.4 billion, up 2.9% from the prior year.

•	Because the replacement of base station equipment accelerated as a result of the introduction of new services such as flat-rate i-mode service, disposal of property, plant and equipment increased, which lead to the increase of cost of services to ¥740.4 billion, up 3.9% from the prior year.

•	Despite a decrease in the number of handsets sold, cost of equipment sold increased to ¥1,122.4 billion, up 2.6% from the prior year, due to an increase in sales of FOMA handsets, the per unit cost of which is higher than that of mova handsets.

•	Depreciation and amortization expenses increased to ¥735.4 billion, up 2.0% from the prior year, primarily due to an increase in capital expenditures to expand the FOMA coverage area and to meet increasing demand for FOMA services.

•	We ceased accepting new subscribers for our PHS services as of April 30, 2005. Considering the outlook for our PHS business, we recognized an impairment loss on PHS assets of ¥60.4 billion.

•	Selling, general, and administrative expenses decreased to ¥1,401.8 billion, down 1.1% from the prior year, primarily owing to our efforts to reduce costs.

•	Aggregate personnel expenses included in cost of services and selling, general, and administrative expenses for the fiscal years 2003 and 2004 were ¥248.4 billion and ¥251.4 billion, respectively.

Breakdown of operating expenses	Billions of yen		Increase (Decrease)
	Fiscal 2003	Fiscal 2004
Cost of services	¥712.6	¥740.4	3.9%
Cost of equipment sold	1,094.3	1,122.4	2.6%
Depreciation and amortization	721.0	735.4	2.0%
Impairment loss	—	60.4	—
Selling, general, and Administrative	1,417.2	1,401.8	(1.1%)

Total operating expenses	¥3,945.1	¥4,060.4	2.9%

Industry and Operating Trends

The mobile communications market in Japan continued to grow in fiscal 2004, adding 4.42 million cellular and PHS subscribers to the total of over 91.47 million subscribers by the end of the period, with the subscriber penetration rate in the Japanese population reaching 71.6%. In fiscal 2004, the growth rate of the number of cellular subscribers in Japan was 6.2%, compared to 13.4% in fiscal 2001, 9.5% in fiscal 2002 and 7.9% in fiscal 2003. As a result of the high penetration rate, the subscriber growth rate in the Japanese mobile communications market has been slowing and this trend is expected to continue. With fewer new subscribers to add, the competition among mobile carriers in Japan is intensifying, leading to competition to meet a variety of customer demands. Mobile carriers in Japan are competing to offer handsets with one or more additional features, such as a TV tuner, an FM radio tuner, a music player, a videophone, a two-dimensional bar code reader or a contactless IC card capability, as well as handsets capable of using new services offered on the 3G network. The carriers are also competing on price and are offering discounted tariff plans, such as flat-rate tariff plans for packet access. Also, the carriers are competing to bring in subscribers to their 3G services. We expect intense competition to continue, but at the same time, we see opportunities for developing new revenue and cash flow from new service developments enabled by the sophistication of handsets and by high-speed data communications through 3G networks combined with flat-rate and lowered tariff plans.

Recent regulatory changes have also increased competition and put pressure on carriers in Japan to lower tariffs for mobile communications. In fiscal 2005, the introduction of new regulations allowing fixed line operators and intermediate operators, instead of mobile operators, to set and collect fees for calls from fixed lines to cellular phones, transitional arrangements for which had a negative effect on our revenues from such calls in fiscal 2004, will also negatively affect our revenues from such calls. The Ministry of Internal Affairs and Communications of Japan is planning to introduce mobile number portability by fiscal 2006. The introduction of mobile number portability could induce the switching of mobile carriers among many subscribers and impact our results of operations.

Considering the business environment, in fiscal 2004, we carried out rate cuts for the purpose of enhancing our competitiveness and prospects for further growth. For example, we expanded our “Family Discount” plan by increasing the discount rates and enabling the unused allowances (free minutes and/or packets) that have been carried over for two months under a billing arrangement called “Nikagetsu Kurikoshi” (two-month carry over) to be automatically used to cover the airtime and/or packet fees of the other subscribers in the “Family Discount” group; reduced the monthly charges for “Packet Pack,” a discount service for per-packet rates; and introduced a flat-rate i-mode service. In addition, we expanded our handset lineup and improved after-sales service. As a result, we saw a decrease in our churn rate to approximately 1% and a net increase in the number of subscribers, however, the reduction in tariffs had a negative impact on our operating revenue. Furthermore, the cost of equipment sold and sales commissions paid to agent resellers increased as a result of the shift in our main product lineup from mova to FOMA, for which the purchase cost per handset and commissions paid to agent resellers are higher than for mova, and our operating income declined. Basically, our cellular services revenues, which represent a significant portion of our revenues, are a function of the number of our subscribers times ARPU. In the past, growth in the number of our subscribers more than offset declines in our ARPU caused by factors such as rate reductions, resulting in the net growth of our revenues. As subscriber growth slowed down, the growth of subscribers did not cover declines in ARPU in fiscal 2004 and we anticipate that this trend will continue.

In fiscal 2005, we expect our operating revenues to decline and operating income to increase only slightly, as a result of the following factors:

•	the influence of the rate cuts made in fiscal 2004 will continue in fiscal 2005;

•	cost of equipment sold will increase, as our subscribers continue to migrate from mova services to FOMA services; and

•	more time is needed to secure new sources of revenues, including new applications of audio-visual functionality and services linked with brick-and-mortar businesses using the external interfaces of cellular phones —i.e., the convergence of mobile multimedia services with various types of commerce activities.

Under these circumstances, we seek to further reinforce our core cellular phone business, reduce costs and secure new sources of revenues, in order to achieve sustainable growth.

We seek to reinforce our core business, promoting a “Customer-First” approach, and maintaining and reinforcing our competitiveness by:

•	improving consultation, support and after-sales services offered to customers;

•	reducing and diversifying our tariff plans for customer convenience;

•	releasing handsets focusing on design and pricing; and

•	expanding network coverage efficiently, e.g., introducing new and more economical networking equipment.

We seek to reduce costs by:

•	saving commissions by releasing less expensive models and efficiently using commissions targeting specific market segments;

•	reducing network costs, mainly by migrating to IP network and completing the integration of operation centers;

•	cutting costs through an extensive review of business processes; and

•	streamlining loss-making businesses, such as PHS services for which we stopped accepting new subscribers and Quickcast services which we have decided to terminate in March 2007.

We seek to secure new sources of revenues by:

•	increasing non-traffic revenues by evolving our cellular services into “life-style infrastructure,” e.g., promoting mobile multi-media services linked with brick-and-mortar businesses using the external interfaces of cellular phones and, especially, developing the Mobile Wallet phone, including the introduction of a new credit card service;

•	increasing usage by providing additional functions, such as PDF file viewer for cellular handsets and full browsers installed in FOMA handsets;

•	increasing audio-visual traffic by creating opportunities to use videophone services; and

•	strengthening our global operations by promoting the use of international calling and international roaming services, and rolling out i-mode service in overseas markets.

Factors Affecting Results of Operations

Revenues

Our two principal sources of revenues are our wireless services and equipment sales. Our wireless services include mobile phone services, PHS services, Quickcast (paging) services and other miscellaneous services. Mobile phone services currently include 3G cellular (FOMA) services and 2G cellular (mova) services and accounted for approximately 96.4%, 96.5% and 96.2% of wireless services revenues for fiscal years 2002, 2003 and 2004, respectively. Revenues from PHS services represented 1.8%, 1.6% and 1.4% of wireless services revenues for fiscal years 2002, 2003 and 2004, respectively. Revenues from Quickcast services have steadily declined since fiscal 1996, contributing only 0.2%, 0.1% and 0.1% to wireless services revenues for fiscal years 2002, 2003 and 2004, respectively.

Wireless Services

We earn our wireless services revenues principally from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular (FOMA+mova) services revenues include voice revenues and packet communications revenues. Voice revenues come from a combination of set monthly fees for service and additional fees depending on the number of minutes of connection time. Our packet communications services revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues in fiscal 2004, representing 24.7% of wireless services revenues, than in fiscal 2003, when they represented 23.8% of such revenues. Because FOMA’s advanced packet transmission technology enables our subscribers to send more packets per minute, the monthly charge for i-mode services and the per-packet charges for data transmission of FOMA services are lower than those of mova services. FOMA services also have a flat-rate i-mode service. Owing largely to the difference in the charges, our subscribers shifted from mova services to FOMA services, which resulted FOMA packet communications revenues to account for a greater portion of packet communications revenues for fiscal 2004, representing 24.6% of packet communications revenues, compared to 4.7% of such revenues for fiscal 2003.

Our wireless services revenues vary depending on the number of subscribers we have and the average amount each subscriber uses our services. Our cellular services subscribers increased from 44.15 million at March 31, 2003 to 46.33 million at March 31, 2004 (up 4.9% year-on-year); and increased to 48.82 million at March 31, 2005 (up 5.4% year-on-year). These numbers include the numbers of FOMA services subscribers, which reached 11.50 million at March 31, 2005, from 3.05 million at March 31, 2004 and 0.33 million at March 31, 2003. As a result of the migration to FOMA services, the number of mova subscribers has been in decline since fiscal 2003, decreasing to 37.32 million at March 31, 2005, down 13.8% from March 31, 2004. We expect this migration of subscribers from mova services to FOMA services to continue. We also expect the growth of the cellular subscribers in the Japanese market to slowdown, due to the saturation of the Japanese cellular services market. The total number of i-mode subscribers increased by 7.2% to 44.02 million at March 31, 2005, and by 8.8% to 41.08 million at March 31, 2004, from 37.76 million at March 31, 2003. Our total number of PHS subscribers decreased to 1.31 million at March 31, 2005, from 1.59 million at March 31, 2004, and 1.69 million at March 31, 2003. Our total number of Quickcast subscribers continued to decline to 0.31 million subscribers at March 31, 2005, from 0.46 million at March 31, 2004, and 0.60 million at March 31, 2003.

Subscriber churn rates, or contract termination rates, have an impact on our number of subscribers and in particular affect our number of net additional subscribers for a given period. Efforts to reduce our churn rates through discount plans and other customer incentive programs can increase our revenues by increasing our number of net additional subscribers, but they can also decrease our revenues by decreasing the amount of revenues we are able to collect from each subscriber, on average. In order to keep our churn rates low, we have been focusing on subscriber retention by implementing certain measures including offering discounts for long-term subscribers as well as incentives provided for handset replacement. As a result, our churn rate for cellular subscribers was 1.23%, 1.21% and 1.01% for fiscal 2002, fiscal 2003 and fiscal 2004, respectively. We believe that a portion of our churn is attributable to subscribers who terminated contracts in order to upgrade or change handsets but remained our subscribers and therefore had less adverse impact on our financial results than churn attributable to the termination of a subscriber’s relationship with us. We also believe that due to various factors, such as the availability of i-mode, the introduction of competitive tariff plans, customer confidence in our network and services and the introduction of new services, our churn rate has been lower than other operators. In fiscal 2004, our churn rate became still lower, mainly due to the expansion of our “Family Discount” plan, the introduction of flat-rate i-mode service, the reduction of monthly charges for “Packet Pack” service plans, the implementation of various measures to retain our subscribers, such as point loyalty programs, the strengthening of our FOMA series handset lineup and the expanded FOMA coverage area, both indoors and outdoors. This has a positive impact on our revenues because it increases our number of net additional subscribers, however, this simultaneously has a negative impact on our revenues in view of a decrease in ARPU. No assurance can be given that our churn rate will continue to decline or remain low.

The average minutes of use per month per cellular (FOMA+mova) subscriber, or MOU, decreased year-on-year to 151 minutes per month for fiscal 2004 from 159 minutes for fiscal 2003 and 167 minutes for fiscal 2002. The decrease was primarily due to wider penetration into lower usage subscriber segments and a large number of subscribers using i-mode instead of voice calls.

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

Voice ARPU (FOMA+mova) has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, and a large number of subscribers shifting to use i-mode instead of voice calls. Until fiscal 2003, increases in the number of cellular subscribers had offset declines in aggregate ARPU (FOMA+mova), and declines in PHS and Quickcast services revenues. However, in fiscal 2004, voice ARPU decreased further and packet ARPU decreased for the first time, mainly due to rate cuts for the purpose of enhancing our competitiveness and prospects for further growth, such as the expansion of our “Family Discount” plan and introduction of flat-rate i-mode services, and the migration of subscribers from mova services to FOMA services, for which per packet charges are lower than those of mova. Voice ARPU (FOMA+mova) in fiscal 2004 decreased by 10.0% to ¥5,330 from ¥5,920 in fiscal 2003, and from ¥6,380 in fiscal 2002. Packet ARPU (FOMA+mova) in fiscal 2004 decreased by 5.1% to ¥1,870 from ¥1,970 in fiscal 2003 compared with ¥1,750 in fiscal 2002. As a result, aggregate ARPU (FOMA+mova) in fiscal 2004 decreased by 8.7% to ¥7,200 from ¥7,890 in fiscal 2003, and from ¥8,130 in fiscal 2002. Accordingly, wireless services revenues in fiscal 2004 decreased from fiscal 2003. On the other hand, we expect that the rate reductions and flat-rate tariff plans will contribute to migrating subscribers to and acquiring new subscribers for our FOMA services, which in turn will promote the development of new sources of revenues, such as content businesses and videophone services, which we expect to have a positive effect on revenues from FOMA services in the future. See also “Cellular System Usage” in Item 4.B. for further information about MOU or ARPU.

Equipment Sales

Revenue from equipment sales, primarily the sale of handsets and other telecommunications equipment, accounted for 11.3% of total operating revenues for fiscal 2004, and 11.1% and 9.5% for fiscal 2003 and fiscal 2002, respectively. Revenues from equipment sales do not contribute significantly to operating income as such revenues are offset by the costs of equipment sold and expenses relating to sales of telecommunications equipment, particularly in the case of handsets. We adopted Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and therefore account for a portion of the sales commission that we pay to agent resellers as a reduction in equipment sales revenues. Under EITF 01-09, the percentage of reduction in revenues related to replacement sales is greater than that for new sales. We experienced a decrease in equipment sales revenues in fiscal 2004, which mostly reflected the fact that we experienced high replacement demand for handsets equipped with cameras in fiscal 2003. Similarly, our equipment sales revenues increased from fiscal 2002 to fiscal 2003 primarily due to the increase in demand for replacement handsets equipped with cameras and an increase in sales of FOMA handsets.

Expenses

Our principal operating expenses are costs of services, which consist primarily of network operation costs and interconnection charges, the costs of handsets and other equipment sold, and selling, general and administrative expenses, which include sales agent commission costs, distribution costs, advertising and promotional expenses and customer service costs. Sales agent commission costs account for approximately 40% of selling, general and administrative expenses. Our operating expenses also include depreciation and amortization charges relating to capital expenditures, including the cost of constructing our network. In fiscal 2004, an impairment loss on long-lived assets related to our PHS business was included in operating expenses.

Cost of Services

In order to accommodate the substantial increase in cellular traffic volume over the last several years, we have been expanding our 3G cellular telecommunication system utilizing Wideband Code Division Multiple Access, or W-CDMA, (FOMA) network, as well as maintaining our 2G (mova) networks. Recently, our mova service subscribers, who presently outnumber our FOMA service subscribers by a wide margin, have been steadily migrating to our FOMA services. Although the coverage area of our 3G (FOMA) network is almost nationwide in Japan, the further expansion of both indoor and outdoor FOMA service coverage, the continuation of network capacity expansion and enhancement in heavy traffic areas, maintenance of our existing networks, the capacity build-up to accommodate migration to FOMA services and the increase in data-traffic have required and will continue to require significant expenses and capital expenditures. We also expect that certain costs will be continuously required to administer the different networks together. See “Capital Expenditures” in Item 5.B.

For the use of our spectrum, we pay a usage fee in accordance with the Radio Law, based on a number of factors, including the number of base stations and handsets. In fiscal 2004, we paid total usage fees to the government of approximately ¥30.4 billion, compared to approximately ¥25.0 billion for fiscal 2002 and approximately ¥27.1 billion for fiscal 2003. The total usage fees are increasing mainly due to an increase in the number of base stations and handsets. The usage fees for our 3G spectrum allocation are calculated in accordance with a formula, which is similar to the formula that is used for our current fees for 2G spectrum allocation as determined in accordance with the Radio Law.

Cost of Equipment Sold

We purchase handsets from various manufacturers for resale to new subscribers and as replacement handsets for sale to existing subscribers who wish to upgrade their equipment. The average period between handset replacements has shortened and is approximately 2.5 years. We believe that subscribers purchase new handsets in order to take advantage of continuing improvements in handset functions such as the performance of cameras and battery life per charge, and to take advantage of new services such as bar code reader, built-in contactless IC card and the playback of video and song ringtone. Additionally, particularly successful models of handsets also generated increased handset sales. In fiscal 2002, cost of equipment sold increased slightly primarily due to costs associated with the disposal of unsold early-model FOMA handsets. During fiscal 2003, new series of FOMA and mova handsets recorded successful sales. During fiscal 2004, despite the decrease in the aggregate number of handsets sold, cost of equipment sold and sales commissions paid to agent resellers increased as our main product lineup shifted from mova to FOMA, for which the purchase cost per handset and commissions paid to agent resellers are higher than those of mova. We expect continuous growth in the number of FOMA subscribers, which will increase our costs of equipment sold and have an adverse effect on our earnings in the near-to-mid-term. We expect the situation to continue for the short term. The purchase cost per FOMA handset may decline as the volume of procurement increases.

Impairment loss

In fiscal 2004, because we estimated that future net cash flows from our PHS business would be negative considering our revised outlook for this business, we wrote-down the entire carrying value of long-lived assets related to our PHS business, including fixed assets and rights to use telecommunication facilities of wireline carriers. As a result, we recorded a non-cash impairment loss for long-lived assets of ¥60,399 million in operating expenses. In fiscal 2002 and 2003, we did not recognize any impairment losses for long-lived assets.

Selling, General, and Administrative Expenses

The primary expenses included in our selling, general, and administrative expenses are expenses related to acquiring new subscribers, the most significant of which are commissions paid to sales agents. The main components of the commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscriber and volume incentives that vary depending on the number of new subscribers per agent per month. In addition, we pay agents a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Commissions differ from region to region due to such factors as the competitive and economic environments in the various regions. Average commissions we paid when acquiring a new subscriber who also purchased a handset and when selling a replacement handset to an existing subscriber and activating the handset were approximately ¥30,000, ¥31,000 and ¥34,000 per subscriber for fiscal 2002, 2003 and 2004, respectively. The increase in the average commission per subscriber from fiscal 2003 to fiscal 2004 was mainly due to the increase in the percentage of FOMA handsets among the total handsets sold in fiscal 2004, for which the average commission per subscriber was approximately ¥8,000 higher than that of mova handsets. The average commissions paid for FOMA subscriber acquisition or FOMA handset sales and paid for mova subscriber acquisition or mova handset sales were virtually unchanged from fiscal 2003 to fiscal 2004. We adopted EITF 01-09 and therefore the portion of the commissions paid to agent resellers for equipment, including handsets, is recognized as a reduction of equipment sales revenues.

Operating Income

Our ability to continue to generate profits will be substantially affected by a number of factors affecting all cellular operators, including, among others, our ability to maintain current level of aggregate ARPU, our ability to attract and retain subscribers, the rate of growth of subscribers, the level of subscriber usage, the level and structure of tariffs, competition, the rate of churn of subscribers, spectrum availability and allocation, fees for interconnection among telecommunications operators, network capital expenditure requirements and research and development expenditures. See also Item 5.D.—Trend Information.

Others

We include our pro-rata portion of the net income or net losses of the companies we accounted for by the equity method. Investor level goodwill associated with our investments in affiliates is not amortized. Instead, we review the entire carrying value of investments in affiliates, including investor level goodwill for recoverability. An impairment charge is recognized if the value of an investment declines below its carrying amount and that decline is considered another than temporary decline in value, as described below. As of March 31, 2005, we had approximately ¥35.3 billion of investor level goodwill remaining from our overseas investee affiliates.

On February 17, 2004, AT&T Wireless, which was one of our equity-method affiliates, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile carrier in the US, and certain of its affiliates. On October 26, 2004, the merger between AT&T Wireless and Cingular became effective, and we transferred all of our AT&T Wireless shares to Cingular. As a result of this transaction, we recorded a gain of ¥501,781 million on the sale of our interest in an affiliate, which was included in “other (income) expense” on the consolidated statements of income and comprehensive income in fiscal 2004. See also Item 5.B, “Liquidity and Capital Resources,” and footnote 6 to our consolidated financial statements.

On May 27, 2004, we agreed to sell our entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”), which was one of our equity-method affiliates, to Hutchison Whampoa Limited (“HWL”) in a Sale and Purchase Agreement signed between HWL and us. Under the terms of the agreement, we were to receive payment in three installments, the final installment of which was expected to be made in December 2006. On May 9, 2005, we received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment. In accordance with the agreement, we completed the sale of H3G UK shares to HWL on June 23, 2005. See also Item 5.B, “Liquidity and Capital Resources,” and footnote 6 to our consolidated financial statements.

In addition to recording our portion of the income and losses of our equity method affiliates, we also regularly review and test the value of our equity method investments. As a result and to the extent there is impairment, we have had and may in future periods have write-downs related to other than temporary declines in value of these investments. As a result of such reviews and tests, we recognized impairment losses equal to ¥319,564 million, net of deferred taxes of ¥225,535 million, in fiscal 2002, and ¥8,612 million in fiscal 2004, with respect to our interests in some of our affiliates. We believe the estimated fair values of our investments in affiliates at March 31, 2005 equaled or exceeded the related carrying values as a result of these impairments.

Results of Operations

The following tables set forth selected income statement data in yen amounts and expressed as a percentage of total operating revenues for the periods indicated:

	Fiscal
	2002	2003	2004
	(in millions)
Operating revenues:
Wireless services	¥4,350,861	¥4,487,912	¥4,296,537
Equipment sales	458,227	560,153	548,073

	4,809,088	5,048,065	4,844,610

Operating expenses:
Cost of services	707,253	712,571	740,423
Cost of equipment sold	950,699	1,094,332	1,122,443
Depreciation and amortization	749,197	720,997	735,423
Impairment loss	—	—	60,399
Selling, general, and administrative	1,345,220	1,417,247	1,401,756

	3,752,369	3,945,147	4,060,444

Operating income	1,056,719	1,102,918	784,166
Other (income) expense (1)	13,751	1,795	(504,055)

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	1,042,968	1,101,123	1,288,221
Income taxes	454,487	429,116	527,711

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	588,481	672,007	760,510
Equity in net losses of affiliates (2)	(324,241)	(21,960)	(12,886)
Minority interests in earnings of consolidated subsidiaries	(16,033)	(40)	(60)

Income before cumulative effect of accounting change	248,207	650,007	747,564
Cumulative effect of accounting change (3)	(35,716)	—	—
Net income	¥212,491	¥650,007	¥747,564

	Fiscal
	2002	2003	2004
Operating revenues:
Wireless services	90.5%	88.9%	88.7%
Equipment sales	9.5	11.1	11.3

	100.0	100.0	100.0

Operating expenses:
Cost of services	14.7	14.1	15.3
Cost of equipment sold	19.8	21.7	23.2
Depreciation and amortization	15.5	14.3	15.2
Impairment loss	—	—	1.2
Selling, general, and administrative	28.0	28.1	28.9

	78.0	78.2	83.8

Operating income	22.0	21.8	16.2
Other (income) expense (1)	0.3	0.0	(10.4)

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	21.7	21.8	26.6
Income taxes	9.5	8.5	10.9

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	12.2	13.3	15.7
Equity in net losses of affiliates (2)	(6.7)	(0.4)	(0.3)
Minority interests in earnings of consolidated subsidiaries	(0.3)	(0.0)	(0.0)

Income before cumulative effect of accounting change	5.2	12.9	15.4
Cumulative effect of accounting change (3)	(0.8)	—	—
Net income	4.4	12.9	15.4

(1)	Includes a gain on sale of AT&T Wireless shares of ¥501,781 million in fiscal 2004.
(2)	Includes write-downs in investment in affiliates of ¥319,564 million, net of deferred taxes of ¥225,535 million, and ¥8,612 million in fiscal 2002 and 2004, respectively.
(3)	This relates to the adoption of EITF 01-09 and the timing for recognizing commissions payable to agents.

Comparison of Fiscal 2004 with Fiscal 2003

Operating revenues decreased by ¥203,455 million (down 4.0% year-on-year) to ¥4,844,610 million in fiscal 2004 from ¥5,048,065 million in fiscal 2003. Wireless services accounted for 88.7% of revenue in fiscal 2004 compared to 88.9% in fiscal 2003. The decrease in wireless services revenues was due primarily to a decrease in cellular (FOMA+mova) services revenues by ¥197,503 million, to ¥4,132,253 million in fiscal 2004. The decrease in cellular (FOMA+mova) services revenues was caused by the fact that voice revenues decreased to ¥3,071,669 million in fiscal 2004 from ¥3,259,518 million in fiscal 2003 and packet communications revenues decreased to ¥1,060,584 million in fiscal 2004 from ¥1,070,238 million in fiscal 2003. This reflects a decrease in ARPU, mainly due to our rate reduction for the purpose of enhancing our competitiveness and prospects for further growth. Voice revenues from FOMA services increased to ¥514,702 million in fiscal 2004 from ¥103,052 million in fiscal 2003 and packet communications revenues from FOMA services increased to ¥260,671 million in fiscal 2004 from ¥49,937 million in fiscal 2003. This shows a drastic migration of subscribers from mova services to FOMA services. PHS services revenues, representing 1.4% of wireless services revenues, decreased by 14.3% from fiscal 2003 while Quickcast services revenues, representing 0.1% of wireless services revenues, declined significantly, reflecting decreases in the subscriber base and usage for pagers. Equipment sales revenues decreased by 2.2% from fiscal 2003, primarily due to a decrease in handset sales compared to fiscal 2003, which saw strong demand for replacement handsets equipped with cameras.

Operating expenses increased by ¥115,297 million (up 2.9% year-on-year) to ¥4,060,444 million in fiscal 2004 from ¥3,945,147 million in fiscal 2003. This increase was largely due to an impairment loss on PHS assets of ¥60,399 million and an increase in cost of equipment sold by ¥28,111 million compared to fiscal 2003. Cost of services increased from fiscal 2003 by ¥27,852 million, mainly due to an increase in disposal of property, plant and equipment, as a result of upgrading our networks. Depreciation and amortization expenses increased from fiscal 2003 by ¥14,426 million, primarily due to an increase in capital expenditure to improve coverage areas of FOMA services and to meet increasing demand. Selling, general, and administrative expenses decreased from fiscal 2003 by ¥15,491 million. A percentage of operating expenses to operating revenues increased to 83.8% in fiscal 2004 from 78.2% in fiscal 2003. This was because our operating expenses increased, mainly owing to an impairment loss on PHS related long-lived assets and an increase in cost of equipment sold, while our operating revenues decreased, mainly due to a decrease in cellular (FOMA+mova) services revenues.

As a result of the foregoing, our operating income for fiscal 2004 was ¥784,166 million, representing a 28.9% decrease.

Other (income) expense which include such items as interest expense, interest income, gains and losses on marketable securities and foreign exchange gains and losses, changed to ¥504,055 million income in fiscal 2004 from ¥1,795 million expense in fiscal 2003, primarily due to a gain of ¥501,781 million on sale of AT&T Wireless shares.

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change was ¥1,288,221 million and ¥1,101,123 million for fiscal 2004 and fiscal 2003, respectively. Income taxes were ¥527,711 million in fiscal 2004 and ¥429,116 million in fiscal 2003, representing effective tax rates of approximately 41.0% for fiscal 2004 and 39.0% for fiscal 2003. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 40.9% for fiscal 2004 and 42.0% for fiscal 2003. For the three years starting fiscal 2003, the Japanese government has introduced special tax treatments, which enables us to deduct from our taxable income a part of our investments in certain IT related assets or investments for research and development. This lead to the difference between our effective tax rate and our statutory tax rate for us in fiscal 2003 and fiscal 2004.

Equity in net losses of affiliates, net of taxes, decreased to ¥12,886 million in fiscal 2004 from ¥21,960 million in fiscal 2003. We recorded impairment charges of ¥8,612 million, related to our evaluation of Hutchison Telephone Company Limited (“HTCL”) for fiscal 2004.

As a result of the foregoing, we recorded net income of ¥747,564 million in fiscal 2004 compared to net income of ¥650,007 million in fiscal 2003.

Comparison of Fiscal 2003 with Fiscal 2002

Operating revenues increased by 5.0% to ¥5,048,065 million in fiscal 2003 from ¥4,809,088 million in fiscal 2002. Wireless services accounted for 88.9% of revenue in fiscal 2003 compared to 90.5% in the prior year. The increase in wireless services revenues was due primarily to a 3.4% growth in mobile phone services revenues, including i-mode and other packet communication services, to ¥4,337,035 million in fiscal 2003. Although our cellular (mova) services revenues decreased to ¥3,156,467 million in fiscal 2003 from ¥3,286,372 million in fiscal 2002, the growth in our cellular (FOMA) services revenues which increased to ¥152,986 million in fiscal 2003 from ¥13,613 million in fiscal 2002, and the growth in i-mode services that resulted in packet communications services revenues increasing to ¥1,020,650 million in fiscal 2003 from ¥886,337 million in fiscal 2002, lead to the increase in mobile phone services revenues. This shows that our continuous efforts to migrate the subscriber base from mova to FOMA, and to expand other than voice usage through data communications services more than offset the decrease of revenues from voice traffic over cellular (mova) services. Until fiscal 2003, cellular (FOMA+mova) services revenues had been broken down into “cellular

(mova) services revenues,” “cellular (FOMA) services revenues” and “packet communications services revenues”. PHS services revenues, representing 1.6% of wireless services, decreased by 11.3% from prior fiscal year while Quickcast services revenues, representing 0.1% of wireless services, declined significantly, reflecting decreases in the subscriber base and usage for pagers. The 22.2% increase in equipment sales revenues compared to the prior period was primarily due to brisk sales of both new mova handsets and new series of FOMA handsets introduced in the fourth quarter.

Operating expenses increased by 5.1% to ¥3,945,147 million in fiscal 2003 from ¥3,752,369 million in fiscal 2002. This increase was largely due to a 15.1% increase in cost of equipment sold, while depreciation and amortization decreased 3.8%. The increase in the handset sales lead to the increase in cost of equipment sold. The decrease in depreciation and amortization expense was primarily because for the prior fiscal year we upgraded our platform facilities for i-mode services and shortened depreciation periods of the retired facilities, while for fiscal 2003, we have decreased capital expenditures as a result of our efforts to make capital expenditures more efficient and less costly. Cost of services slightly increased from the previous fiscal year by 0.8%. Selling, general, and administrative expenses increased from the previous fiscal year by 5.4% primarily because the aggregate commissions paid to agent resellers increased as a result of the increase in handset sales. A percentage of operating expenses to operating revenues increased to 78.2% in fiscal 2003 from 78.0% in fiscal 2002. This was primarily because the increase in operating expenses, including selling, general, and administrative expenses was larger than the increase in cellular (FOMA) revenues and in packet communications services revenues.

As a result of the foregoing, our operating income for fiscal 2003 was ¥1,102,918 million, representing a 4.4% increase.

Other (income) expense which include such items as interest expense, interest income, gains and losses on marketable securities and foreign exchange gains and losses decreased by 86.9% to ¥1,795 million in fiscal 2003 from ¥13,751 million in fiscal 2002, primarily due to a decrease in interest expense caused by a decrease in interest bearing liabilities aiming to strengthen our financial position, and the fact that we recognized an evaluation gain of approximately ¥2,665 million on a share-exchange right related to our investment in KG Telecommunications Co., Ltd. (“KGT”), a former affiliate.

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change was ¥1,101,123 million and ¥1,042,968 million for fiscal 2003 and fiscal 2002, respectively. Income taxes were ¥429,116 million in fiscal 2003 and ¥454,487 million fiscal 2002, representing effective tax rates of approximately 39.0% for fiscal 2003 and 43.6% for fiscal 2002. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 42.0% for both fiscal 2003 and 2002. In fiscal 2003, the Japanese government introduced special tax treatments, which enabled us to deduct from our taxable income part of our investments in certain IT related assets or investments for research and development. This lead to the difference between our effective tax rate and our statutory tax rate.

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

Segment Information

General

We have four reportable segments: mobile phone businesses, PHS business, Quickcast business and miscellaneous businesses.

Our chief operating decision maker monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.

Our mobile phone businesses segment includes:

•	FOMA services;

•	mova services;

•	packet communications services;

•	satellite mobile communications services; and

•	equipment sales related to these services.

Our Personal Handyphone System, or PHS, business segment includes PHS service and related equipment sales. Our Quickcast business segment includes Quickcast service and related equipment sales. Our miscellaneous businesses segment includes international dialing and roaming service, public wireless LAN service and other miscellaneous services, which in the aggregate are not significant. We ceased accepting new subscribers for Quickcast services at the end of June 2004 and decided to terminate the services on March 31, 2007. We ceased accepting new subscribers for our PHS services at the end of April 2005.

Mobile phone businesses segment

In fiscal 2004, operating revenues from our mobile phone businesses segment decreased 4.0% to ¥4,741,096 million from ¥4,937,666 million in fiscal 2003. Cellular (FOMA+mova) services revenues, which are revenues from voice and packet communications of mobile phone services decreased 4.6% from ¥4,329,756 million in fiscal 2003 to ¥4,132,253 million in fiscal 2004, because of rate reductions, increase in subscribers using discounted plans, increased subscribers using i-mode e-mails instead of voice calls, introduction of flat-rate i-mode service and the migration of our subscriber base from mova to FOMA, whose per packet charges are lower than that of mova. Equipment sales revenue declined as the number of handsets sold decreased for fiscal 2004 compared to fiscal 2003, in the latter of which strong sales were recorded due to high demand for handsets equipped with cameras. Revenues from our mobile phone businesses segment represented 97.9% of total wireless services revenues in fiscal 2004, up slightly from 97.8% in fiscal 2003. Although the number of handsets sold decreased, because demand shifted to higher priced FOMA handsets, the cost of equipment sold and commissions paid to agent resellers increased, and operating expenses in our mobile phone businesses segment increased 1.9% to ¥3,869,130 million in fiscal 2004 from ¥3,798,785 million in fiscal 2003. As a result, operating income from our mobile phone businesses segment decreased 23.4% to ¥871,966 million in fiscal 2004 from ¥1,138,881 million in fiscal 2003.

We expect that FOMA services will continue to be an important component of the mobile phone businesses segment in the years to come. The migration of our subscriber base to FOMA services continued to show steady progress and the number of subscribers for FOMA grew more than expected, reaching 11.50 million at March 31, 2005. We believe that we owe the increase in FOMA subscribers to the introduction of flat-rate i-mode service, the popularity of high-end FOMA 900i and 901i series and standard FOMA 700i series handsets and the expanded coverage area both indoors and outdoors. As a result, voice revenues from FOMA services increased from ¥103,052 million in fiscal 2003 to ¥514,702 million in fiscal 2004, and the data communications revenues from FOMA services increased from ¥49,937 million in fiscal 2003 to ¥260,671 million in fiscal 2004.

PHS business segment

Operating revenues in the PHS business segment decreased by 16.7% to ¥63,095 million in fiscal 2004 from ¥75,702 million in fiscal 2003, primarily due to a decrease in the number of PHS subscribers. Operating expenses in the PHS business segment increased by 33.9% to ¥148,976 million in fiscal 2004 from ¥111,224 million in fiscal 2003. The operating loss increased by 141.8% to ¥85,881 million in fiscal 2004 from ¥35,522 million in prior fiscal year. The number of PHS subscribers using voice communication services has been decreasing as the tariffs of mobile phone services declined. We also expect the number of subscribers using data-card-type PHS will decrease in the future as a result of the progress in data communications speed and handset functions of mobile phone services. As a result, we decided to cease accepting new subscribers for our PHS services on April 30, 2005. We will consider terminating the service monitoring the usage of current subscribers. Considering the revised outlook for our PHS business, we estimated its future cash flows to be negative, and therefore we were required to write-down the entire carrying value of the PHS related long-lived assets. Consequently, we recognized an impairment loss on the PHS assets of ¥60,399 million, which is included in the operating expenses of the segment for fiscal 2004. The operating loss was ¥25,482 million excluding the impairment loss, which are 28.3% less than the operating loss of fiscal 2003. We anticipate an improvement in the operating income/loss for the segment from fiscal 2005 as a result of a decrease in depreciation costs caused by the write down of the assets.

Quickcast business segment

We ceased accepting new subscribers for Quickcast services at the end of June 2004 and the number of Quickcast subscribers is on the continuous decline. Operating revenues in our Quickcast business segment decreased by 23.5% to ¥4,574 million in fiscal 2004 from ¥5,981 million in fiscal 2003, operating expenses increased by 23.6% to ¥9,682 million in fiscal 2004 from ¥7,832 million in fiscal 2003 and operating loss increased from ¥1,851 million in fiscal 2003 by 176.0% to a loss of ¥5,108 million. We had been examining the option of terminating Quickcast services, monitoring the subscriber usage. We recognized it would be difficult to improve the profitability of our Quickcast business, considering the ongoing shift of Quickcast subscribers to cellular phone services, following the spread of i-mode service, and the continuous decline in the number of Quickcast subscribers. We therefore decided to terminate the services as of March 31, 2007.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by 24.8% to ¥35,845 million in fiscal 2004 from ¥28,716 million in fiscal 2003. The increase was mainly due to an increase in international dialing and roaming services revenues. Operating expenses from our miscellaneous businesses increased by 19.6% to ¥32,656 million in fiscal 2004 from ¥27,306 million in fiscal 2003, because of an increase in the costs and expenses related to expansion of our international roaming services. As a result, operating income from our miscellaneous businesses increased by 126.2% to ¥3,189 million in fiscal 2004 from ¥1,410 million in fiscal 2003.

Recent Accounting Pronouncements

In November 2004, Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. DoCoMo does not expect that adoption of SFAS No. 151 will have a material impact on its result of operations and financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005. DoCoMo does not expect that adoption of SFAS No. 153 will have a material impact on its result of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No.20 and FASB statement No.3.” SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, in a future period.

In March 2005, FASB issued FASB Interpretation (“FIN”) No. 47 “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 is effective for fiscal years ending after December 15, 2005. DoCoMo is in the process of determining the impact, if any, that adoption of FIN No. 47 will have on its result of operations and financial position.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior managements have discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the Board of Directors and certain executive meetings to express their opinion and are under a statutory duty to oversee the administration of our affairs by our Directors and to examine our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular, PHS and Quickcast businesses, our internal use software and our other intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in fiscal 2002, 2003 and 2004 were ¥749,197 million, ¥720,997 million and ¥735,423 million, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes.

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

No write-down of our long-lived assets was recorded in fiscal 2002 and 2003. In fiscal 2004, because our forecast of net cash flows from our PHS business turned out to be negative, we recognized an impairment loss on PHS related long-lived assets, writing down all the assets totaling ¥60,399 million. Because of the declining trend in subscribers and cash flows, we continue to monitor our Quickcast business, however, the carrying value of long-lived assets of the Quickcast business is not significant.

Impairment of investments in affiliates

We have made investments in certain entities, which are accounted for on the equity method, the total carrying value for which was ¥48,040 million as of March 31, 2005. Equity method accounting requires that we assess if a decline in value of any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important which could trigger an impairment review include, but are not limited to, the following:

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes require estimates involving, among other things, demographics such as population, penetration rates and churn rates, technology changes, capital expenditures, market growth and share, ARPU, discount factors and terminal values.

As a result of such evaluations, we determined that there were other than temporary declines in values, below their respective carrying values, of several of our investee affiliates in fiscal 2002 and 2004. We recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million, in fiscal 2002. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥117,898 million for KPN Mobile N.V.(“KPNM”), ¥9,619 million for KGT, ¥123,245 million for H3G UK and ¥10,259 million for DoCoMo AOL, Inc. We recorded impairment charge of ¥8,612 million for our investment in HTCL, in fiscal 2004. These write-downs to fair value establish a new cost basis in the carrying amount of these investments. The impairment charges are included in equity in losses of affiliates in our consolidated statements of income and comprehensive income. In fiscal 2003, we determined that there was no other than temporary declines in the values of our investee affiliates. While we believe the remaining carrying values of our affiliate investments are realizable, changes in circumstances including the length of time the value of an investment is below its carrying amount and changes in the estimated realizable values could require additional impairment charges to be recognized in the future.

Deferred tax assets

We record deferred tax assets and liabilities using enacted tax rates for the estimated future tax effects of carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. In determining the amount of the deferred tax asset or liability, we have to estimate the tax rates expected to be in effect during the carryforward periods or when the temporary differences reverse. We recognize a valuation allowance against certain deferred tax assets when it is determined that it is more likely than not some or all of future tax benefits will not be realized. In determining the valuation allowance, we estimate expected future taxable income and the timing for claiming and realizing tax deductions, and assess available tax planning strategies. If future taxable income is lower than expected or tax planning strategies are not available as anticipated, the valuation allowance may need to be additionally recorded in the future in the period such determination is made.

Assumptions for actuarially determined pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. Calculation of the amount of pension cost and liabilities for retirement allowances requires us to make various judgments and assumptions including the discount rate, expected long-term rate of return on plan assets, long-term rate of salary increases and expected remaining service lives of our plan participants. We believe the most significant of these assumptions in the calculations are the discount rates and the expected long-term rate of return on plan assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed-rate debt securities for maturity periods that match the remaining service lives of our plan participants. In determining the expected long-term rate of return on plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results. The rates are reviewed annually, and if an event occurs that would have significant influence on the rates or the investment environment changes dramatically, we review the assumptions, as necessary.

The discount rates used in determination of the projected benefit obligations at March 31, 2004 and 2005, and expected long-term rates of return on plan assets for the fiscal 2003 and 2004 are as follows:

	Fiscal
	2003	2004
Discount rate	2.0%	2.0%
Expected long-term rate of return on plan assets	2.5	2.5

The actual returns for fiscal 2003 and 2004 were approximately 14% and 3%, respectively.

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of the end of the fiscal 2003 and 2004 was ¥172.5 billion and ¥179.4 billion, respectively. The amount is subject to change due to differences in actual experience or changes in assumptions, and the effect of such differences can be substantial. In conjunction with the differences between estimates and the actual benefit obligations, unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service life of employees, in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan as of March 31, 2005 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable income taxes	Accumulated other comprehensive income, net of applicable income taxes
0.5% increase/decrease in discount rate	(10.0) / 11.0	(0.2) / (0.0)	6.0 / (6.0)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3)/0.3	—

We also participate in a contributory defined benefit welfare pension plan sponsored by NTT group. The amount of our total projected benefit obligations for both of the non-contributory defined benefit pension plans and the contributory defined benefit welfare pension plan as of the end of fiscal 2003 and 2004 was ¥289.2 billion and ¥307.1 billion, respectively.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of the customer relationship. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same periods. While this policy does not have any material impact on net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect our estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates and newly introduced or anticipated competing products, services and technologies. The current amortization periods are based on an analysis of historical trends and our experience. In fiscal 2002, 2003 and 2004, we amortized deferred activation fees of ¥3,945 million, ¥3,982 million and ¥1,491 million, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2005, remaining unamortized deferred activation fees were ¥122,755 million.

B. Liquidity and Capital Resources

Cash Requirements

Our cash requirements for fiscal 2005, include money needed to make payments related to interest bearing liabilities and other contractual obligations, to expand our 3G (FOMA) infrastructure around Japan and to invest in other facilities. We believe that available cash reserves and expected cash from operations will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain external financing, if necessary, for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through borrowing or the issuance of debt or equity securities. However, if we have underestimated our capital or other expenditure requirements or overestimated future cash flows, additional debt, equity or other financing may be required. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The wireless telecommunications industry is highly capital intensive and significant capital expenditures are required for the construction of wireless telecommunications networks. Our capital requirements for our networks are determined by the timing and requirements of systems, such as the 3G system, the nature and the area of coverage desired, the number of subscribers served in an area, and the expected traffic. Network construction costs depend on the number of cells in the service area, the number of radio channels in the cell and the switching equipment required. Capital expenditures are also required for information technology and servers for Internet-related services.

Our capital expenditures in fiscal 2004 increased from fiscal 2003. In fiscal 2004, we expanded the coverage areas of 3G (FOMA) services, reinforced 3G (FOMA) networks to meet the increase in demand, constructed network architecture to meet an increase in traffic derived from the introduction of the flat-rate i-mode service and constructed back-up system to upgrade the reliability of our i-mode service. On the other hand, we reduced the acquisition costs of equipment and improved the design and construction process to reduce the packet-communication-related network cost.

Total capital expenditures on an accrual basis were ¥853,956 million for fiscal 2002, ¥805,482 million for fiscal 2003 and ¥861,517 million for fiscal 2004. In fiscal 2004, 61.4% of capital expenditures were used for construction of our 3G (FOMA) network, 18.6% for general capital expenditures, 8.7% for construction of transmission lines, 6.7% for construction of the 2G network and 4.0% for i-mode related expenditures. By comparison, in fiscal 2003, 48.6% of capital expenditures were used for construction of our 3G network, 23.9% for general capital expenditures, 10.5% for construction of the 2G network, 8.9% for construction of transmission lines and 6.6% for i-mode related expenditures.

In fiscal 2005, we expect total capital expenditures to be approximately ¥848.0 billion, of which approximately 63.2% will be for our 3G (FOMA) network, 17.3% for general capital expenditures, 9.5% for construction of transmission lines, 5.6% for the 2G network and 4.2% for i-mode related expenditures, which we expect to finance with internal cash flows. These capital investments will take place in Japan. Our 3G population coverage was approximately 99.9% of Japan as of the end of March 2005, and according to our current 3G construction schedule, we plan to continuously improve quality both indoors and outdoors to build a network tailored to customers’ usage. We have been improving both our outdoor and indoor coverage areas, to meet more customer needs, such as the expansion of the coverage areas to all subway stations in Tokyo Metro, Tokyo metropolitan subway, and municipal subways in Osaka, Kobe, and Fukuoka as of March 31, 2005.

We currently expect that capital expenditures for each of the next few fiscal years will either be at approximately the same or at a lower level compared to those of fiscal 2004 primarily because increased capital expenditures relating to expanding, maintaining and upgrading our 3G (FOMA) system will be largely offset by decreasing capital expenditures related to our current 2G network.

Our level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscribers and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. The nature, scale and timing of capital expenditures to reinforce our 3G network may be materially different from current plans due to demand for the services, delays in the construction of the network or in the introduction of services and changes in the variable costs of components for the network. We expect that these capital expenditures will be affected by market demand for our mobile multimedia services, including i-mode, and other data transmission services, and by our schedule for ongoing expansion of the existing networks to meet demand.

Long-term Debt and other Contractual Obligations

As of March 31, 2005, we had ¥948,523 million in long-term debt, including current maturities, primarily in loans from banks and other financial institutions and corporate bonds, compared to ¥1,091,596 million of long-term debt as of March 31, 2004. We did no long-term financing in either fiscal 2003 or 2004, during which time we repaid ¥245,411 million and ¥146,709 million of long-term debt, respectively. In fiscal 2002, we issued five-year euro-dollar bonds in the aggregate amount of $100 million (¥11.8 billion at issuance) in March 2003, four- year domestic straight corporate bonds in the aggregate amount of ¥50 billion in January 2003 and five-year domestic straight corporate bonds in the aggregate amount of ¥100 billion in April 2002, for the purpose of refinancing existing long-term debt. In fiscal 2002, we made payments for the settlement of long-term debt of ¥212,934 million.

Of our long-term debt at March 31, 2005, ¥191,828 million, including current portion, was unsecured indebtedness to banks, insurance companies and others at fixed interest rates of 0.8% - 4.9% and with maturities currently from fiscal 2005 through fiscal 2012. As of March 31, 2005, we also had ¥756,695 million in unsecured bonds due from fiscal 2005 to fiscal 2011 with coupon rates of 0.3%-3.5%. For information about our debt servicing schedule, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”. We have been seeking to level out our repayment requirements.

As of March 31, 2005, publicly offered corporate bonds of DoCoMo are rated by rating agencies as shown in the table below. Credit ratings reflect rating agencies’ current opinions about our financial capacity to meet payment obligations of our debts in accordance with their terms. Also, the rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of DoCoMo.

	Senior long-term debt rating	Outlook
Moody’s	Aa1	Stable
Standard & Poor’s	AA-	Stable
Japan Credit Rating Agency Ltd.	AAA	Stable

None of our debt obligations has ever had a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥756,695	¥137,000	¥238,139	¥49,200	¥332,356
Unsecured Loans	191,828	13,304	85,524	55,000	38,000
Capital Leases	8,215	3,693	3,747	725	50
Operating Leases	25,794	1,506	2,931	2,848	18,509
Other Contractual Obligations	139,543	139,543	—	—	—

Total	¥1,122,075	¥295,046	¥330,341	¥107,773	¥388,915

*	The amount of other long-term liabilities is not shown in the above table since some liabilities are immaterial or the timing of payments is uncertain.

Our other contractual obligations as of March 31, 2005, principally consisted of commitments to purchase property and equipment for our cellular network, and commitments to purchase inventories, mainly handsets. As of March 31, 2005, we had committed ¥44,266 million for property and equipment, ¥37,626 million for inventories and ¥57,651 million for the other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our 3G networks and for other purposes. See “Capital Expenditures” above. Also, we consider potential opportunities to enter new areas of business, make acquisitions or enter into joint ventures, equity investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a material adverse effect on our financial position.

Sources of Cash

As described above, we will continue to require significant amount of capital expenditures to further develop our operations, including the expansion of our FOMA service coverage area. We will also require funds for repayment of our debt. Our primary source of funds to finance our capital expenditures and other capital requirements has been cash flow from operating activities and financing activities.

The following table sets forth certain information about our cash flows during fiscal 2002, fiscal 2003 and fiscal 2004:

	Fiscal
	2002	2003	2004
	(millions of yen)
Net cash provided by operating activities	¥1,584,610	¥1,710,243	¥1,181,585
Net cash used in investing activities	(871,430)	(847,309)	(578,329)
Net cash used in financing activities	(333,277)	(705,856)	(672,039)

Net increase (decrease) in cash and cash equivalents	379,903	157,079	(68,078)
Cash and cash equivalents at beginning of year	301,048	680,951	838,030

Cash and cash equivalents at end of year	¥680,951	¥838,030	¥769,952

For fiscal 2003, our net cash provided by operating activities was ¥1,710,243 million, an increase of 7.9% over ¥1,584,610 million for fiscal 2002. The increase was primarily due to a slight increase in operating income excluding depreciation and amortization, and a decrease in income tax payments and increase in tax refunds, owing to realization of deferred tax asset from the impairment of investment in KPNM. For fiscal 2004, our net cash provided by operating activities was ¥1,181,585 million, a decrease of 30.9% from fiscal 2003. Net cash provided by operating activities decreased primarily because of a decrease in operating income; an increase in the payment of income taxes, which was ¥259,883 million in the prior fiscal year, to ¥541,684 million; and a decrease in collection of tax refunds receivable, which was ¥107,200 million in the prior fiscal year.

In fiscal 2003, net cash used in investing activities was ¥847,309 million, a decrease of 2.8%, compared to ¥871,430 million in the prior fiscal year. Although we used ¥38,242 million as a shareholder loan against H3G UK, net cash used in investing activities decreased primarily due to a decrease in capital expenditures for the acquisition of property, plant and equipment. In fiscal 2004, net cash used in investing activities was ¥578,329 million, a decrease of 31.7%, compared to ¥847,309 million in fiscal 2003. Despite an increase in payment for purchase of property, plant and equipment and intangibles and other assets from ¥802,929 million in the prior fiscal year to ¥911,081 million, net cash used in investing activities decreased mainly due to a sale of AT&T Wireless shares that amounted to ¥699,514 million, and a collection of shareholders loan to Hutchison 3G UK Holdings Limited based on the sale and purchase agreement with Hutchison Whampoa Limited that amounted to ¥39,847 million. Changes in investments with original maturities of more than three months for cash management purpose, which were made to manage a part of our cash efficiently, increased net cash used in investing activities by ¥400,327 million. We expect to continue to make significant capital expenditures in our networks and for other purposes and expect to fund such expenditures primarily from net cash provided by operating activities.

Net cash used in financing activities was ¥705,856 million in fiscal 2003, an increase of 111.8%, compared to ¥333,277 million in fiscal 2002. We paid dividend of ¥49,813 million and repurchased our own shares totaling ¥394,903 million to increase our capital efficiency, and reduced interest bearing liabilities totaling ¥255,411 million to strengthen our financial position. Net cash used in financing activities was ¥672,039 million in fiscal 2004, a decrease of 4.8%, compared to ¥705,856 million in fiscal 2003. We used less cash to repay our long-term debt, while we paid dividend of ¥95,334 million and repurchased our own shares totaling ¥425,247 million.

Cash and cash equivalents at March 31, 2004, amounted to ¥838,030 million, representing an increase of ¥157,079 million from ¥680,951 million at March 31, 2003. Cash and cash equivalents at March 31, 2005, amounted to ¥769,952 million, representing a decrease of ¥68,078 million from ¥838,030 million at March 31, 2004. The aggregate amount of investments made to manage a part of our cash efficiently, which were composed of certificates of deposits and marketable securities with original maturities of longer than three months, was ¥400,575 million at March 31, 2005.

As for our sources of cash for fiscal 2005, we expect our cash flow from operating activities to increase from fiscal 2004, because of a decrease in income tax payments compared to fiscal 2004 due to realization of deferred tax asset from the impairment of our investment in AT&T Wireless. On the other hand, although we received £120 million (approximately ¥24 billion) from HWL in June 2005 as payment for the sale of our H3G UK shares, we expect our cash flow from investing activities to decrease from fiscal 2004, because we expect to use more cash for an increase in capital expenditures and an investment in a credit card business, while the cash inflow is expected to decrease compared to fiscal 2004, which included the cash flow of ¥699,514 million from the sale of our AT&T Wireless shares in fiscal 2004.

Hedging Activities

Derivative Transactions

We enter into certain interest rate swap contracts to manage exposure to fluctuations in interest rates on our debt. We employ derivative instruments such as foreign currency forward transactions or currency swap transactions to hedge risks related to foreign currency denominated transactions which exceed a certain amount. We had no foreign exchange forward contracts outstanding at March 31, 2004 or March 31, 2005. We do not hold or issue derivatives for trading purposes. We enter into derivative transactions only with major financial institutions. We maintain and comply with internal regulations that specifies the type of derivative transactions we can enter into and the procedures to approve and monitor such transactions. Our participation in such transactions has not had, and our management believes that it will not have, a material adverse effect on our financial position or results of operations.

The total contract amount of interest rate swap contracts outstanding at March 31, 2004 and March 31, 2005 to which we were a party was ¥51,500 million and ¥121,000 million, respectively. The total contract amount of a currency swap contract at March 31, 2005 was ¥10,485 million.

Other Hedging Activities

We are also subject to foreign exchange rate risk with respect to our foreign investments because those investments are denominated in foreign currencies. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our net investment in AT&T Wireless. In fiscal 2004, we used foreign exchange forward contracts to hedge a portion of our net investment in AT&T Wireless. While these financial instruments were effective as hedges against fluctuations in net investment in AT&T Wireless derived from fluctuations of currency exchange rates, the hedged item no longer exists as we sold all of our AT&T Wireless shares during fiscal 2004. Accordingly, these hedging instruments for the net investments in a foreign operation are reclassified into earnings in fiscal 2004, and we recorded gains totaled to ¥6,468 million as a part of gain on sale of affiliate shares, which is included in other (income) expense, in the consolidated statements of income and comprehensive income in fiscal 2004.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, research and development related to fourth-generation systems and upgrading the functions of 2G systems. Research and development expenses are charged to income as incurred. We spent ¥126,229 million, ¥124,514 million and ¥101,945 million as research and development in fiscal 2002, 2003 and 2004, respectively.

See “Research and Development” in Item 4.B. for further information on our research and development.

D. Trend Information.

Competition in the Japanese mobile communications market became increasingly harsh in fiscal 2004, with each carrier introducing numerous new types of handsets, services with highly advanced features and lower price plans, in anticipation of the introduction of Mobile Number Portability (MNP) during fiscal 2006, and reflecting the higher penetration rate of cellular phone services and the diversification of customer needs. We expect competition among carriers to become increasingly harsh in the near term future.

Our operation results in fiscal 2004 and expected trends of our operation are as follows:

•	our total number of subscribers as of March 31, 2006, will increase, in comparison with the number of subscribers as of March 31, 2005, although we expect a lower annual growth rate as compared with the growth rates for previous years as the level of cellular penetration in Japan continues to increase and we enter a period of stable growth, and further, the total number of our FOMA subscribers will increase with the acceleration of our subscribers’ migration to FOMA services, nearing one-half of our total number of cellular subscribers as of March 31, 2006;

•	each of aggregate ARPU(FOMA+mova), voice ARPU(FOMA+mova) and packet ARPU(FOMA+mova), decreased in fiscal 2004 as compared for fiscal 2003, primarily as a result of the introduction lower service charges and flat rate plans to strengthen our competitiveness and propel growth in the future, and that trend is expected to continue in fiscal 2005 for the same reason;

•	handset sales revenues are expected to increase during fiscal 2005 as compared with handset sales revenues for fiscal 2004, resulting from increasing sales of FOMA handsets; and

•	we will continue to implement efforts to cut back operating expenses, with a view to restructuring some businesses continuing operating loss and operate our businesses more efficiently.

•	In fiscal 2004, we experienced an increase in our income before income taxes, due to our sale of AT&T Wireless shares to Cingular and a decrease in our operating income, due to our recognition of impairment losses for our PHS service. In fiscal 2005, we expect an increase in our income before income taxes, due to the expected completion of our sale of our Hutchison 3G UK Holdings shares to Hutchison Whampoa Limited, but the gain from the H3G UK sale will not be as large as the gain from our sale of our interest in AT&T Wireless. These are only one-time effects and are not indicative of our future financial condition.

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

F. Tabular Disclosure of Contractual Obligations.

See Item.5.B.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Directors, Corporate Officers and Corporate Auditors

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 15 Directors. Directors are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors. The candidates may also be nominated by shareholders. The normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent us. From among its members, the Board of Directors also elects the President and may elect a Chairman and one or more Senior Executive Vice Presidents and Executive Vice Presidents.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the Board of Corporate Auditors. Corporate Auditors, at least one of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Board of Corporate Auditors. The candidates may also be nominated by shareholders. The Board of Corporate Auditors may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of Corporate Auditors and/or proposed candidates of Corporate Auditors. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Board of Corporate Auditors and the Directors, and examining the financial statements to be filed with the Director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA & Co., formerly KPMG, has acted as our independent public accountant.

As approved at the Ordinary General Meeting of Shareholders in June 2005, the company halved the size of its Board of Directors, and introduced a corporate officer system with an aim to clarify the Board’s supervision function and further reinforce the company’s business execution capability. In putting a corporate officer system in place, the company appointed corporate officers dedicated to business execution without board representation, while having a considerable number of board members serve concurrently as corporate officers, in an arrangement to ensure that mutual supervision among board members will continue to function effectively.

The following table sets forth our Directors and Corporate Auditors and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned (1)	Initial Appointment Date
Directors:
Masao Nakamura (2)	President and Chief Executive Officer	—	Nov. 11, 1944	June 2006	72	June 1998

Masayuki Hirata (2)	Senior Executive Vice President	Managing Director of Global Business Division	Jul. 30, 1947	June 2006	63	June 2000

Kunio lshikawa (2)	Senior Executive Vice President	Managing Director of Network Division	Sep. 2, 1948	June 2006	49	June 1999

Seijiro Adachi (2)	Senior Executive Vice President	—	Jul. 8, 1944	June 2006	19	June 2004

Takanori Utano*	Executive Vice President and Chief Technical Officer	Managing Director of Research and Development Division	Sep. 20, 1949	June 2006	33	June 2001

Kiyoyuki Tsujimura*	Executive Vice President	Managing Director of Products & Services Division	Jan. 11, 1950	June 2006	62	June 2001

Takashi Sakamoto*	Executive Vice President	Managing Director of Marketing Division	Jan. 13, 1949	June 2006	30	June 2002

Shuro Hoshizawa*	Executive Vice President	Managing Director of Corporate Marketing Division	Jun. 17, 1949	June 2006	25	June 2002

Yoshiaki Ugaki*	Executive Vice President and Chief Financial Officer	Managing Director of Accounts and Finance Department	Nov. 23, 1949	June 2006	18	June 2004

Harunari Futatsugi*	Senior Vice President	Managing Director of Personnel Development Department	Nov. 23, 1951	June 2006	17	June 2003

Kenji Ota*	Senior Vice President	Managing Director of General Affairs Department	Oct. 1, 1949	June 2006	10	June 2005

Noriaki Ito*	Senior Vice President	Managing Director of Corporate Strategy & Planning Department	Apr. 3, 1952	June 2006	10	June 2005

Sakuo Sakamoto	Member of the Board	—	Oct. 15, 1958	June 2006	10	June 2005

Keisuke Nakasaki (3)	Corporate Auditor	—	Oct. 10, 1941	June 2007	43	June 2000

Shinichi Nakatani (3)	Corporate Auditor	—	Aug. 31, 1943	June 2007	24	June 2002

Shoichi Matsuhashi (3)	Corporate Auditor	—	Nov. 15, 1943	June 2008	10	June 2004

Michiharu Sakurai	Corporate Auditor	—	Mar. 4, 1937	June 2007	10	June 2003

Kazuo Yamanaka (4)	Corporate Auditor	—	Jul. 11, 1942	June 2007	10	June 2005

(1)	DoCoMo shares owned as of June 22, 2005. No Director or Corporate Auditor owns more than 0.0002% of DoCoMo’s shares of common stock.
(2)	Representative Director.
(3)	Full-time Corporate Auditor.
(4)	Also President of NTT LOGISCO Inc, with which the company has entered into entrustment contracts for logistics.
*	Concurrently serve as a Corporate Officer

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

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001 and an Executive Vice President of our company in 2004. He has served as an Executive Vice President of our company since 2004 and as a Managing Director of the Corporate Strategy & Planning Department since 2002 and as a Managing Director of Products & Services Division since 2005. He has also served as a Director of our company since 2001.

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

Kenji Ota joined NTT Public Corporation in 1974. He became a Senior Executive Vice President and Managing Director of the Marketing Division of NTT DoCoMo Kyushu in 2004. He became a Senior Vice President of our company in 2005. He has served as a Senior Vice President of our company since 2005, as a Managing Director of General Affairs Department since 2005 and as a director of our company since 2005.

Noriaki Ito joined NTT Public Corporation in 1977. He became a Senior Vice President and Representative Director and Managing Director of the Corporate Strategy & Planning Department of NTT DoCoMo Hokkaido in 2004. He became a Senior Vice President of our company in 2005. He has served as a Senior Vice President of our company since 2005, as a Managing Director of Corporate Strategy & Planning Department since 2005 and as a director of our company since 2005.

Sakuo Sakamoto joined NTT Public Corporation in 1981. He became a Senior Vice President of our company in 2005. He has served as a General Manager of Department I of NTT since 2003 and as a Director of our company since 2005.

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

Michiharu Sakurai became a professor of Accounting at Senshu University in 1979. He became a Corporate Auditor of our company in 2003.

Kazuo Yamanaka became the President, NTT LOGISCO Inc. in 2001. He became a Corporate Auditor of our company in 2005.

The following table shows information about the company’s Corporate Officers as of June 22, 2005, including their positions and responsibilities.

Name	Position	Responsibility
Corporate Officers:
Seiji Tanaka	Executive Vice President	Deputy Managing Director of Corporate Marketing Division Managing Director of System Marketing Department I, Corporate Marketing Division

Hideki Niimi	Senior Vice President	Managing Director of Radio Access Network Engineering Department, Network Division

Yojiro Inoue	Senior Vice President	General Manager, Marunouchi Branch

Hiroaki Nishioka	Senior Vice President	General Manager, Kanagawa Branch

Fumio Nakanishi	Senior Vice President	Managing Director of DIG Promotion Office, General Affairs Department

Akio Ooshima	Senior Vice President	Managing Director of System Marketing Department II, Corporate Marketing Division

Masatoshi Suzuki	Senior Vice President	Managing Director of Public Relations Department

Fumio Iwasaki(3)	Senior Vice President	Managing Director of Network Planning Department, Network Division

Tsuyoshi Nishiyama	Senior Vice President	Managing Director of Procurement and Supply Department

Mitsunobu Komori	Senior Vice President	Managing Director of Core Network Engineering Department, Network Division

Toru Kobayashi	Senior Vice President	Managing Director of Sales Promotion Department, Marketing Division

Yoshiharu Yamazaki	Senior Vice President	Managing Director of PHS Business Department, Marketing Division

Takeshi Natsuno	Senior Vice President	Managing Director of Multimedia Services Department, Products & Services Division

(Directors who concurrently serve as Corporate Officers are not included in the above list.)

B. Compensation.

The aggregate compensation we paid to the 35 Directors and six Corporate Auditors during fiscal 2004 was ¥501 million and ¥71 million, respectively. We paid ¥125 million as bonuses to the 26 Directors and ¥22 million as bonuses to five Corporate Auditors during fiscal 2004 out of retained earnings for fiscal 2003. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. Total expenses for retirement benefits for 11 Directors and one Corporate Auditor in fiscal 2004 amounted to ¥295 million and ¥5 million, respectively.

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

As of June 22, 2005, our Directors and Corporate Auditors owned 515 of our shares. Currently, most of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2005, NTT owned 29,146,000 shares, or 62.99% of our of our outstanding voting shares and 59.85 % of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government of Japan, through the Minister of Finance, owned 43.20 % of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company’s total issued shares fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company’s total issued shares fell from 64.1% to 63.0%. In September 2003, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 63.0% to 61.6%. And in August 2004, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 61.6% to 58.1%. At the end of March 2005, we canceled approximately 1.48 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 58.1% to 59.85%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2005 were as follows:

Category	Number of Shareholders	Number of Shares Held	Outstanding Voting Shares
Japanese financial institutions	307	6,967,822	14.31
Japanese securities companies	87	140,054	0.29
Other Japanese corporations	3,098	29,828,867	61.25
Foreign corporations and individuals	986	6,299,275	12.93
Japanese individuals, treasury shares and others	357,446	5,463,982	11.22

Total	361,924	48,700,000	100.00%

According to The Bank of New York, depositary for our ADSs, as of March 31, 2005, 153,124 shares of our common stock were held in the form of 15,312,400 ADRs and there were 20 ADR holders of record in the United States. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2005, there were 361,924 holders of common stock of record worldwide. As of March 31, 2005, there were 167 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 4.2% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002.

B. Related Party Transactions.

We have entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 22, 2005) of which, Fumio Iwasaki, is also one of our corporate officers. After a resolution of our Board of Directors, the contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥14,797 million for the year ended March 31, 2005. The results of these transactions are reported to and approved by our Board of Directors.

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

Dividend Policy

We consider returning profits to shareholders an important corporate policy while, at the same time we are making efforts to strengthen our financial position and maintain internal reserves. We aim to continue stable dividend payments taking into account our business performance and the business environment, with the goal to continue to pay regular dividends.

We expect to pay an annual dividend of ¥4,000 per share for the fiscal year ending March 31, 2006, which will consist of a ¥2,000 interim dividend and a ¥2,000 year-end dividend.

B. Significant Changes.

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2005, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 21, 2005, the closing sale price of our shares on the Tokyo Stock Exchange was ¥167,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the trading price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share (1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
1998 (from October 22, 1998 to March 31, 1999):	¥259,200	¥162,000	96,460	¥1,269.76	¥1,028.61	¥16,378.78	¥13,232.74

1999:
First Quarter	344,000	232,400	90,875	1,425.64	1,292.07	17,782.79	15,972.68
Second Quarter	420,000	330,000	49,700	1,535.23	1,420.64	18,532.58	16,821.06
Third Quarter	814,000	414,000	91,170	1,722.20	1,460.23	18,934.34	17,254.17
Fourth Quarter	914,000	610,000	79,140	1,754.78	1,558.15	20,706.65	18,168.27

2000:
First Quarter	870,000	518,000	82,020	1,732.45	1,504.93	20,833.21	16,008.14
Second Quarter	680,000	502,000	49,065	1,613.89	1,439.43	17,614.66	15,626.96
Third Quarter	674,000	390,000	57,130	1,512.20	1,255.16	16,149.08	13,423.21
Fourth Quarter	514,000	360,000	80,095	1,337.63	1,161.97	14,032.42	11,819.70

2001:
First Quarter	580,000	392,000	73,745	1,440.97	1,254.19	14,529.41	12,574.26
Second Quarter	438,000	228,000	78,960	1,293.42	990.80	12,817.41	9,504.41
Third Quarter	364,000	278,000	89,275	1,107.83	988.98	11,064.30	9,924.23
Fourth Quarter	369,000	262,000	94,008	1,125.43	922.51	11,919.30	9,420.85

2002:
First Quarter	373,000	274,000	74,292	1,139.43	984.28	11,979.85	10,074.56
Second Quarter	303,000	201,000	72,296	1,050.14	886.39	10,960.25	9,075.09
Third Quarter	257,000	203,000	57,337	903.37	815.74	9,215.56	8,303.39
Fourth Quarter	258,000	201,000	63,408	865.43	770.62	8,790.92	7,862.43

2003:
First Quarter	276,000	225,000	64,097	865.43	770.62	9,137.14	7,607.88
Second Quarter	315,000	260,000	84,490	904.32	773.10	11,033.32	9,265.56
Third Quarter	291,000	216,000	99,485	1,075.73	915.91	11,161.71	9,614.60
Fourth Quarter	249,000	213,000	109,584	1,105.59	953.19	11,770.65	10,365.40

2004:
First Quarter	241,000	187,000	96,995	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	211,000	173,000	91,867	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	199,000	174,000	78,790	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	189,000	174,000	89,373	1,203.26	1,132.18	11,966.69	11,238.37

Calendar Period
2004:
December	190,000	174,000	83,896	1,149.63	1,083.79	11,488.76	10,756.80

2005:
January	189,000	174,000	76,470	1,157.30	1,132.18	11,539.99	11,238.37
February	184,000	175,000	83,548	1,177.41	1,145.51	11,740.60	11,360.40
March	189,000	175,000	105,548	1,203.26	1,169.11	11,966.69	11,565.88
April	183,000	162,000	96,722	1,201.30	1,109.49	11,874.75	10,938.44
May	172,000	161,000	87,708	1,152.48	1,109.19	11,276.59	10,825.39
June (through June 21, 2005)	170,000	160,000	85,615	1,172.33	1,138.75	11,514.03	11,160.88

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

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

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June 21, 2004, the closing sale price of American Depositary Shares on the New York Stock Exchange was $18.06 per share. The following table indicates the trading price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	High	Low
Fiscal Period:
2004:
First Quarter	$22.95	$16.64	102,700
Second Quarter	19.38	16.21	92,333
Third Quarter	18.62	16.62	76,386
Fourth Quarter	18.57	16.55	80,262

Calendar Period:
2004:
December	$18.62	$17.26	80,445

2005:
January	18.57	16.96	111,235
February	17.53	16.79	61,142
March	18.03	16.55	68,618
April	16.87	15.47	69,890
May	16.25	15.12	56,071
June (through June 21, 2005)	15.56	14.88	51,073

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

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of NTT DoCoMo, Inc. under the Commercial Code or our Articles of Incorporation.

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

General

At present, our authorized share capital is 190,020,000 shares with no par value of which 48,700,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The UFJ Trust Bank Limited which is our transfer agent for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.

Our shares are freely transferable and there are no restrictions on transfer of the shares under the terms of the Commercial Code or our Articles of Incorporation.

Our shares are generally held in a certificated form, except that, if a shareholder deposits his or her share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his or her shares, reissuance of his or her share certificate by us to such shareholder and delivery to a transferee shall be required. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center Inc., the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with the Japan Securities Depositary Center Inc. will be registered in the name of the Japan Securities Depositary Center Inc. in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and the Japan Securities Depositary Center Inc. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our transfer agent the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

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

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of dividends in cash unless we have set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of (i) our stated capital, (ii) our additional paid-in capital, (iii) our accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) such other amounts as are set out in the ordinance of Ministry of Justice. In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of our accounts, and adjustments are made to reflect any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital, the aggregate purchase price of shares determined by a resolution of the ordinary general meeting of shareholders authorizing us to acquire our shares, if our Board of Directors resolve the acquisition of our shares, the total amount of purchase price resolved by such Board of Directors and such other amounts as are set out in the ordinance of Ministry of Justice. Furthermore, if we reduces the amount of our stated capital, additional paid-in capital or accumulated legal reserve after the end of the fiscal year-end, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and such other amounts as are set out in an ordinance of the Ministry of Justice, will be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

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

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADSs, please see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on January 25, 2002.

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

Dilution

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2005, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

Repurchase by Us of Shares and Treasury Shares

We may repurchase shares (i) through the Tokyo Stock Exchange, Inc. or other stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors as our Articles of Incorporation provides that we may acquire our shares pursuant to such resolution), (ii) from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from our own subsidiary (pursuant to a resolution of the Board of Directors).

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

Reporting of Substantial Shareholders

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese stock exchange, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed. These reports are made available to public.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

On June 21, 2005, the closing price of our shares on the Tokyo Stock Exchange was ¥167,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥150,000 and ¥200,000 per share, as well as the daily price limit if our per share price were to rise to between ¥200,000 and ¥300,000, or fall to between ¥100,000 and ¥150,000.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥100,000	Less than	¥150,000	¥20,000
Over	150,000	Less than	200,000	30,000
Over	200,000	Less than	300,000	40,000

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

E. Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York as depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Japanese tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United States federal income tax proposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares or ADSs to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs and the shares or ADSs you held at the time of the distribution based on their relative fair market values on the date of the distribution.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC”, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the company. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. In case of the Japan-US tax treaty, the maximum withholding tax rate is set at 10% for portfolio investors effective from July 1, 2004. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. We enter into derivatives including interest rate and currency swaps, foreign currency forward contracts to manage these risks. These derivative financial instruments are executed with creditworthy financial institutions, and our management believes there is little risk of default by these counterparties.

Interest rate and swap agreements

We enter into interest rate swap agreements to exchange the fixed rate interest payments of certain unsecured corporate bonds for floating rate interest payments for purposes of asset and liability management. We also have a small amount of interest rate swap agreements to exchange floating rate interest payments to fixed rate interest payments for our debt carrying floating interest rates.

The following table below provides information about our market sensitive financial instruments:

	Expected maturity dates Year Ended March 31
	2006	2007	2008	2009	2010	Thereafter	Total 3/31/05	Fair Value 3/31/05
	(Millions of yen)
DEBT
Unsecured corporate bonds	137,000	129,200	108,939	49,200	—	332,356	756,695	761,347
Weighted average Interest rate-fixed	0.8%	0.4%	0.6%	1.0%	—	1.0%
Unsecured indebtedness to banks, insurance companies, and others	13,304	64,524	21,000	26,000	29,000	38,000	191,828	195,605

Weighted average Interest rate-fixed	3.0%	1.0%	1.0%	0.9%	1.2%	1.4%
Long-term debt, including current portion							948,523	956,952

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	1,000	—	—	—	—	120,000	121,000	3,525
Floating rate received by DoCoMo	0.5%	—	—	—	—	—
Fixed rate received by DoCoMo	—	—	—	—	—	1.5%
Floating rate paid by DoCoMo	—	—	—	—	—	0.1%
Fixed rate paid by DoCoMo	3.6%	—	—	—	—	—

	Expected maturity dates Year Ended March 31
	2006	2007	2008	2009	2010	Thereafter	Total 3/31/05	Fair Value 3/31/05
	(Thousands of U.S. dollars)
DEBT
Unsecured corporate bonds	1,277,747	1,204,999	1,016,032	458,870	—	3,099,758	7,057,406	7,100,793
Weighted average Interest rate-fixed	0.8%	0.4%	0.6%	1.0%	—	1.0%
Unsecured indebtedness to banks, insurance companies and others	124,081	601,791	195,859	242,492	270,472	354,411	1,789,106	1,824,333

Weighted average Interest rate-fixed	3.0%	1.0%	1.0%	0.9%	1.2%	1.4%
Long-term debt, including current Portion							8,846,512	8,925,126

INTEREST RATE SWAP AGREEMENTS
Contract Notional amounts	9,327	—	—	—	—	1,119,194	1,128,521	32,876
Floating rate received by DoCoMo	0.5%	—	—	—	—	—
Fixed rate received by DoCoMo	—	—	—	—	—	1.5%
Floating rate paid by DoCoMo	—	—	—	—	—	0.1%
Fixed rate paid by DoCoMo	3.6%	—	—	—	—	—

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to fluctuation risks of securities prices. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The following table below provides information about our market sensitive marketable securities and constitutes a “forward-looking statement”.

	March 31, 2005		March 31, 2005
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	(Millions of yen)		(Thousands of U.S. dollars)
Equity securities available-for-sale	¥72,542	¥72,542	$676,572	$676,572
Debt securities available-for-sale:
Due within 1 year	—	—	—	—
Due after 1 year through 5 years	150,565	150,565	1,404,262	1,404,262
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—
Debt securities held-to-maturity:
Due within 1 year	7	7	65	65
Due after 1 year through 5 years	—	—	—	—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥223,114	¥223,114	$2,080,899	$2,080,899

Foreign exchange risk

We have used derivatives including foreign exchange forward contracts and currency swaps for the purpose of mitigating the risk of fluctuations in foreign exchange rates. We had no foreign exchange forward contracts outstanding at March 31, 2004 and 2005. As of March 31, 2005, our contract amounts of currency swap contracts were ¥10,485 million. On March 5, 2003, we issued $100 million in unsecured corporate bonds in order to hedge a portion of our investment in AT&T Wireless. While this financial instrument was effective as a hedge against fluctuations in currency exchange rates, the hedging relationship has been terminated as we sold all of our AT&T Wireless shares during fiscal 2004. We entered into currency swap contracts so as to hedge the foreign exchange risk of the $100 million unsecured bonds.

Concentrations of credit risk

As of March 31, 2005, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2005 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2005.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2005. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that, Mr. Keisuke Nakasaki and Dr. Michiharu Sakurai are “audit committee financial experts” within the meaning of the rules of the Securities and Exchange Commission.

Item 16B. Code of Ethics.

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 21, 2005, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. (formerly, KPMG) to perform an annual audit of the Company’s financial statements. The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2004 and 2005.

	Year ended March 31,
	2004	2005
	(in millions)
Audit fees (1)	¥519	¥523
Audit-related fees	—	—
Tax fees (2)	128	125
All other fees (3)	23	3

Total	¥670	¥651

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.
(3)	These are fees for all other services received from KPMG AZSA & Co. and its affiliates including consultations relating to an environmental matter and company secretarial services to our foreign subsidiaries excluding those separately defined above.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(**)
April, 2004 (from April 1 to April 30)	0	—	0	923,784

May, 2004 (from May 1 to May 31)	43,000.00	196,441.8	43,000	880,784

June, 2004 (from June 1 to June 30)	0	—	0	2,500,000

July, 2004 (from July 1 to July 31)	0	—	0	2,500,000

August, 2004 (from August 1 to August 31)	1,815,526.00	183,000.0	1,815,526	684,474

September, 2004 (from September 1 to September 30)	0.71	—	0	684,474

October, 2004 (from October 1 to October 31)	0	—	0	684,474

November, 2004 (from November 1 to November 30)	171,700.22	178,920.1	171,699	512,775

December, 2004 (from December 1 to December 31)	77,756.00	183,901.1	77,756	435,019

January, 2005 (from January 1 to January 31)	0	—	0	435,019

February, 2005 (from February 1 to February 28)	119,696.45	179,740.3	119,696	315,323

March, 2005 (from March 1 to March 31)	96,476.97	186,827.5	96,476	218,847

Total	2,324,156.35	182,968.4	2,324,153	218,847

(*)	Shares purchased include fractional shares purchased from time to time.
(**)	The numbers as of April and May, 2004, described in column (d) are based on the 2,500,000 shares authorized for repurchase during the year at a general shareholders meeting held on June 19, 2003. Likewise, the numbers for June, 2004 or later in column (d) are based on the 2,500,000 shares authorized for repurchase during the year at a general shareholders meeting held on June 18, 2004.

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Also, we currently expect to file, to the extent required and available, separate consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and Hutchison 3G UK Holdings Limited pursuant to Rule 3-09 of Regulation S-X in one or more amendments to this annual report on Form 20-F prior to September 30, 2005.

Item 19. Exhibits.

Exhibit Number	Description
1.1	—Articles of Incorporation of the registrant (English translation)

1.2	—Share Handling Regulations of the registrant (English translation)**

1.3	—Regulations of the Board of Directors of the registrant (English translation)

1.4	—Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—Specimen common stock certificates of the registrant*

2.2

—Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—List of Subsidiaries

11.1	—Code of Ethics

12.1	—Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

NTT DoCoMo, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the consolidated financial statements of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the notes to consolidated financial statements, the Company changed its method of accounting for certain commissions paid to agents as required by Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” effective April 1, 2002.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 21, 2005

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 and 2005

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
ASSETS
Current assets:
Cash and cash equivalents	¥838,030	¥769,952	$7,181,048
Short-term investments	—	250,017	2,331,813
Accounts receivable
Third parties	606,731	598,840	5,585,152
Related parties	32,368	31,916	297,668

Sub-total	639,099	630,756	5,882,820
Less: Allowance for doubtful accounts	(22,968)	(18,359)	(171,227)

Total accounts receivable, net	616,131	612,397	5,711,593
Inventories	127,269	156,426	1,458,926
Deferred tax assets	92,662	145,395	1,356,044
Tax refunds receivable	—	92,869	866,154
Prepaid expenses and other current assets
Third parties	93,764	97,045	905,101
Related parties	17,461	17,593	164,083

Total current assets	1,785,317	2,141,694	19,974,762

Property, plant and equipment:
Wireless telecommunications equipment	4,109,818	4,392,477	40,966,956
Buildings and structures	619,501	696,002	6,491,345
Tools, furniture and fixtures	580,099	589,302	5,496,195
Land	188,717	196,062	1,828,595
Construction in progress	169,562	103,648	966,685

Sub-total	5,667,697	5,977,491	55,749,776
Accumulated depreciation	(2,965,192)	(3,295,062)	(30,731,785)

Total property, plant and equipment, net	2,702,505	2,682,429	25,017,991
Non-current investments and other assets:
Investments in affiliates	324,155	48,040	448,051
Marketable securities and other investments	62,191	243,062	2,266,947
Intangible assets, net	506,777	535,795	4,997,155
Goodwill	133,354	140,097	1,306,631
Other assets	195,406	164,323	1,532,578
Deferred tax assets	552,561	181,081	1,688,873

Total non-current investments and other assets	1,774,444	1,312,398	12,240,235

Total assets	¥6,262,266	¥6,136,521	$57,232,988

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2004 and 2005

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥136,642	¥150,304	$1,401,828
Accounts payable, trade
Third parties	555,693	614,208	5,728,483
Related parties	111,145	91,880	856,930
Accrued payroll	43,142	41,851	390,328
Accrued interest	1,975	1,510	14,083
Accrued taxes on income	318,011	57,443	535,749
Other current liabilities
Third parties	121,118	134,354	1,253,069
Related parties	3,912	2,547	23,755

Total current liabilities	1,291,638	1,094,097	10,204,225

Long-term liabilities:
Long-term debt	954,954	798,219	7,444,684
Employee benefits	133,954	138,674	1,293,359
Other long-term liabilities
Third parties	173,886	194,593	1,814,895
Related parties	3,078	2,885	26,907

Total long-term liabilities	1,265,872	1,134,371	10,579,845

Total liabilities	2,557,510	2,228,468	20,784,070

Minority interests in consolidated subsidiaries	61	121	1,128

Commitments and contingencies
Shareholders’ equity:
Common stock, without a stated value—
Authorized—191,500,000 shares and 190,020,000 shares at March 31, 2004 and 2005, respectively Issued—50,180,000 and 48,700,000 shares at March 31, 2004 and 2005, respectively Outstanding—48,596,364 and 46,272,208 shares at March 31, 2004 and 2005, respectively	949,680	949,680	8,857,303
Additional paid-in capital	1,311,013	1,311,013	12,227,318
Retained earnings	1,759,548	2,100,407	19,589,694
Accumulated other comprehensive income	81,355	57,609	537,297
Treasury stock, 1,583,636 and 2,427,792 shares at March 31, 2004 and 2005, at cost, respectively	(396,901)	(510,777)	(4,763,822)

Total shareholders’ equity	3,704,695	3,907,932	36,447,790

Total liabilities and shareholders’ equity	¥6,262,266	¥6,136,521	$57,232,988

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2003, 2004 and 2005

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Operating revenues:
Wireless services
Third parties	¥4,326,205	¥4,450,030	¥4,259,354	$39,725,368
Related parties	24,656	37,882	37,183	346,792
Equipment sales
Third parties	441,417	541,387	529,891	4,942,091
Related parties	16,810	18,766	18,182	169,577

	4,809,088	5,048,065	4,844,610	45,183,828

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	480,688	478,706	463,899	4,326,609
Related parties	226,565	233,865	276,524	2,579,034
Cost of equipment sold (exclusive of items shown separately below)	950,699	1,094,332	1,122,443	10,468,597
Depreciation and amortization	749,197	720,997	735,423	6,859,010
Impairment loss	—	—	60,399	563,318
Selling, general, and administrative
Third parties	1,105,731	1,141,190	1,189,166	11,090,897
Related parties	239,489	276,057	212,590	1,982,746

	3,752,369	3,945,147	4,060,444	37,870,211

Operating income	1,056,719	1,102,918	784,166	7,313,617

Other (income) expense:
Interest expense	16,870	13,216	9,858	91,942
Interest income	(100)	(1,917)	(1,957)	(18,252)
Gain on sale of affiliate shares	—	—	(501,781)	(4,679,920)
Other, net	(3,019)	(9,504)	(10,175)	(94,898)

	13,751	1,795	(504,055)	(4,701,128)

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	1,042,968	1,101,123	1,288,221	12,014,745
Income taxes:
Current	285,606	446,182	192,124	1,791,867
Deferred	168,881	(17,066)	335,587	3,129,892

	454,487	429,116	527,711	4,921,759

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	588,481	672,007	760,510	7,092,986
Equity in net losses of affiliates (including write-downs of investments in affiliates in 2003 and 2005)	(324,241)	(21,960)	(12,886)	(120,182)
Minority interests in earnings of consolidated subsidiaries	(16,033)	(40)	(60)	(560)

Income before cumulative effect of accounting change	248,207	650,007	747,564	6,972,244
Cumulative effect of accounting change	(35,716)	—	—	—

Net Income	¥212,491	¥650,007	¥747,564	$6,972,244

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(668)	12,678	8,761	81,711
Less: Reclassification adjustment for net gains (losses) included in net income	(59)	(440)	459	4,281
Net revaluation of financial instruments	257	(13)	(213)	(1,987)
Less: Reclassification adjustment for net gains (losses) included in net income	—	—	(154)	(1,436)
Foreign currency translation adjustment	(39,315)	(9,862)	4,188	39,059
Less: Reclassification adjustment for net gains (losses) included in net income	—	—	(36,858)	(343,760)
Minimum pension liability adjustment	(19,910)	16,055	71	662

Comprehensive income:	¥152,796	¥668,425	¥723,818	$6,750,774

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	49,952,907	49,622,595	47,401,154	47,401,154
Basic and diluted earnings per share before cumulative effect of accounting change (Yen and U.S. dollars)	¥4,968.82	¥13,099.01	¥15,771.01	$147.09
Basic and diluted cumulative effect per share of accounting change (Yen and U.S. dollars)	(714.99)	—	—	—

Basic and diluted earnings per share (Yen and U.S. dollars)	¥4,253.83	¥13,099.01	¥15,771.01	$147.09

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MARCH 31, 2003, 2004 and 2005

	Number of Shares		Millions of yen
	Issued Common Stock	Treasury Stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2002	50,180,000	—	¥949,680	¥1,262,672	¥956,899	¥122,632	¥—	¥3,291,883
Purchase of treasury stock for acquisition of minority interests		870,034					(234,470)	(234,470)
Share exchanges		(860,440)		43,456			231,885	275,341
Cash dividends declared and paid (¥200 per share)					(10,036)			(10,036)
Net income					212,491			212,491
Unrealized holding losses on available-for-sale securities						(727)		(727)
Net revaluation of financial instruments						257		257
Foreign currency translation adjustment						(39,315)		(39,315)
Minimum pension liability adjustment						(19,910)		(19,910)

Balance at March 31, 2003	50,180,000	9,594	¥949,680	¥1,306,128	¥1,159,354	¥62,937	¥(2,585)	¥3,475,514
Purchase of treasury stock		1,576,222					(394,903)	(394,903)
Share exchanges		(2,180)		(14)			587	573
Increase in additional paid-in capital of an affiliate				4,899				4,899
Cash dividends declared and paid (¥1,000 per share)					(49,813)			(49,813)
Net income					650,007			650,007
Unrealized holding gains on available-for-sale securities						12,238		12,238
Net revaluation of financial instruments						(13)		(13)
Foreign currency translation adjustment						(9,862)		(9,862)
Minimum pension liability adjustment						16,055		16,055

Balance at March 31, 2004	50,180,000	1,583,636	¥949,680	¥1,311,013	¥1,759,548	¥81,355	¥(396,901)	¥3,704,695
Purchase of treasury stock		2,324,156					(425,247)	(425,247)
Retirement of treasury stock	(1,480,000)	(1,480,000)			(311,371)		311,371	—
Cash dividends declared and paid (¥2,000 per share)					(95,334)			(95,334)
Net income					747,564			747,564
Unrealized holding gains on available-for-sale securities						9,220		9,220
Net revaluation of financial instruments						(367)		(367)
Foreign currency translation adjustment						(32,670)		(32,670)
Minimum pension liability adjustment						71		71

Balance at March 31, 2005	48,700,000	2,427,792	¥949,680	¥1,311,013	¥2,100,407	¥57,609	¥(510,777)	¥3,907,932

	Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2004	$8,857,303	$12,227,318	$16,410,632	$758,767	$(3,701,744)	$34,552,276
Purchase of treasury stock					(3,966,116)	(3,966,116)
Retirement of treasury stock			(2,904,038)		2,904,038	—
Cash dividends declared and paid (¥2,000 per share)			(889,144)			(889,144)
Net income			6,972,244			6,972,244
Unrealized holding gains on available-for-sale securities				85,992		85,992
Net revaluation of financial instruments				(3,423)		(3,423)
Foreign currency translation adjustment				(304,701)		(304,701)
Minimum pension liability adjustment				662		662

Balance at March 31, 2005	$8,857,303	$12,227,318	$19,589,694	$537,297	$(4,763,822)	$36,447,790

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2003, 2004 and 2005

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Cash flows from operating activities:
Net income	¥212,491	¥650,007	¥747,564	$6,972,244
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	749,197	720,997	735,423	6,859,010
Impairment loss	—	—	60,399	563,318
Deferred taxes	(57,569)	(12,539)	334,095	3,115,976
Loss on sale or disposal of property, plant and equipment	30,348	35,005	45,673	425,975
Gain on sale of affiliate shares	—	—	(501,781)	(4,679,920)
Equity in net losses of affiliates (including write-downs of ¥545,099 million, nil and ¥8,612 million in investments in affiliates in 2003, 2004 and 2005, respectively)	550,691	17,433	14,378	134,098
Minority interests in earnings of consolidated subsidiaries	16,033	40	60	560
Cumulative effect of accounting change	35,716	—	—	—
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	229,061	(90)	8,731	81,431
(Decrease) increase in allowance for doubtful accounts	(1,744)	1,458	(4,641)	(43,285)
Decrease (increase) in inventories	28,685	(59,954)	(29,157)	(271,936)
(Increase) decrease in tax refunds receivable	(106,308)	106,308	(92,869)	(866,154)
Increase in accounts payable, trade	27,820	19,577	89,464	834,397
(Decrease) increase in accrued taxes on income	(161,565)	186,166	(260,585)	(2,430,377)
Increase in other current liabilities	10,131	28,866	12,531	116,872
Increase (decrease) in liability for employee benefits	43,972	(15,746)	4,720	44,022
Other, net	(22,349)	32,715	17,580	163,961

Net cash provided by operating activities	1,584,610	1,710,243	1,181,585	11,020,192

Cash flows from investing activities:
Purchases of property, plant and equipment	(700,468)	(625,284)	(668,413)	(6,234,033)
Purchases of intangible and other assets	(164,238)	(177,645)	(242,668)	(2,263,272)
Purchases of non-current investments	(10,312)	(12,787)	(176,017)	(1,641,643)
Proceeds from sale of non-current investments	266	2,261	725,905	6,770,239
Purchases of short-term investments	(215)	—	(361,297)	(3,369,679)
Redemption of short-term investments	480	—	111,521	1,040,114
Loan advances	(161)	(38,307)	(580)	(5,409)
Collection of loan advances	161	55	40,015	373,205
Other, net	3,057	4,398	(6,795)	(63,376)

Net cash used in investing activities	(871,430)	(847,309)	(578,329)	(5,393,854)

Cash flows from financing activities:
Issuance of long-term debt	202,274	—	—	—
Repayment of long-term debt	(212,934)	(245,411)	(146,709)	(1,368,299)
Proceeds from short-term borrowings	339,912	155,300	87,500	816,079
Repayment of short-term borrowings	(410,962)	(165,300)	(87,500)	(816,079)
Principal payments under capital lease obligations	(6,908)	(5,716)	(4,748)	(44,283)
Payments to acquire treasury stock	(234,470)	(394,903)	(425,247)	(3,966,116)
Dividends paid	(10,036)	(49,813)	(95,334)	(889,144)
Other, net	(153)	(13)	(1)	(9)

Net cash used in financing activities	(333,277)	(705,856)	(672,039)	(6,267,851)

Effect of exchange rate changes on cash and cash equivalents	0	1	705	6,575

Net increase (decrease) in cash and cash equivalents	379,903	157,079	(68,078)	(634,938)
Cash and cash equivalents at beginning of year	301,048	680,951	838,030	7,815,986

Cash and cash equivalents at end of year	¥680,951	¥838,030	¥769,952	$7,181,048

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥—	¥107,200	¥7	$65
Cash paid during the year for:
Interest	19,874	16,384	10,323	96,279
Income taxes	558,084	259,883	541,684	5,052,080
Noncash investing and financing activities:
Acquisition of shares from sale of an investment	—	—	16,711	155,857
Purchase of minority interests of consolidated subsidiaries through share exchanges	275,341	439	—	—
Assets acquired through capital lease obligations	4,001	4,469	4,411	41,140
Retirement of treasury stock	—	—	311,371	2,904,038

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, which is 40.86% owned by the Japanese government, owns 59.85% of DoCoMo’s issued stock as of March 31, 2005.

DoCoMo provides subscribers with wireless telecommunications services such as FOMA (3G wireless services), mova (2G wireless services), packet communications services (2G wireless data communications services using packet switching), Personal Handyphone System (“PHS”) services (a wireless data and voice platform that enables customers to access the internet, as well as to make calls), Quickcast (paging) services, and satellite mobile communications services, primarily on its own nationwide networks. In addition, DoCoMo sells handsets, pagers and related equipment primarily to agent resellers who in turn sell such equipment to end user customers.

DoCoMo ceased accepting new applications for Quickcast services as of June 30, 2004 and announced to terminate Quickcast services as of March 31, 2007. DoCoMo also ceased accepting new applications for PHS services as of April 30, 2005.

2. Summary of significant accounting and reporting policies:

DoCoMo maintains its books and records, and prepares statutory financial statements in conformity with the Japanese Telecommunications Business Law and the related accounting regulations and accounting principles generally accepted in Japan (“Japanese GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DoCoMo’s books and records.

(1) Adoption of new accounting standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which Financial Accounting Standards Board (“FASB”) issued. SFAS No. 150 requires that certain financial instruments with characteristics of both liabilities and equity, which under previous guidance could be classified as equity, be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No. 150 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting for Revenue Arrangements with Multiple Deliverables

Effective April 1, 2004, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The adoption of EITF 00-21 did not have a significant impact on DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Determining Whether an Arrangement Contains a Lease

Effective April 1, 2004, DoCoMo adopted EITF Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The adoption of EITF 01-08 did not have any impact on DoCoMo’s results of operations and financial position.

(2) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin (“ARB”) No. 51,” which was revised in December 2003 (FIN 46R). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Effective April 1, 2003, DoCoMo applied FIN 46R. At March 31, 2004 and 2005, DoCoMo had no VIEs to be consolidated or disclosed.

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, other than temporary impairment of investments in affiliates, realization of deferred tax assets, pension liabilities and revenue recognition.

Cash and cash equivalents—

DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less at date of purchase to be cash and cash equivalents.

Short-term investments—

The highly liquid investments, which have original maturities of longer than three months at date of purchase and remaining maturities of one year or less at the end of fiscal year, are considered to be short-term investments.

Allowance for doubtful accounts—

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DoCoMo disposed of obsolete handsets during the years ended March 31, 2003, 2004 and 2005 resulting in losses totaling ¥22,383 million, ¥5,295 million and ¥12,047 million ($112,358 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes interest cost incurred during construction, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings that are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 was ¥606,233 million, ¥570,324 million, and ¥571,955 million ($5,334,406 thousand), respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately. Effective April 1, 2003, DoCoMo accounts for legal obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations.” DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original state. DoCoMo estimates the fair values of the liabilities for an asset retirement obligation, and the aggregate amount of the fair values is immaterial.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥19,545 million, and ¥15,466 million of which ¥2,675 million, and ¥2,250 million

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was capitalized during the years ended March 31, 2003, and 2004, respectively. There was no interest capitalized for the year ended March 31, 2005.

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo records its share of income or losses of such investees on a three months lag basis in its consolidated statements of income and comprehensive income.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which included investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities—

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in earnings. Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected in earnings. Held-to-maturity and available-for-sale debt securities, whose remaining maturities at the end of fiscal years are one year or less, are recorded as short-term investments in the consolidated balance sheets.

DoCoMo did not hold or transact activity in any trading securities during the years ended March 31, 2003, 2004 and 2005.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize either goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, or intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, customer related assets and rights to use telecommunications facilities of wireline are amortized over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with existing standards under Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Computer software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

Customer related assets principally consist of contractual customer relationships in the mobile phone business of ¥38,919 million and ¥30,428 million ($283,790 thousand) as of March 31, 2004 and 2005, respectively, that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities—

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap, foreign exchange forward contracts and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either cash flows which offset the cash flows related to the underlying position in respect of amount and timing or transaction gains and losses which offset transaction gains and losses of the hedged item. DoCoMo does not hold or issue derivative financial instruments for trading purposes. Interest rate swap contracts are designated as hedges of the financial risk associated with market interest rate changes. Foreign currency swap contracts are designated as hedges of the financial risk associated with foreign exchange rate changes.

DoCoMo accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity. DoCoMo discontinues hedge accounting prospectively when DoCoMo determines that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

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

Revenue recognition—

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipments, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service, airtime and fees for activation.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a new billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten DoCoMo subscriptions. DoCoMo has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as allowance expire.

Effective April 1, 2002, DoCoMo adopted EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption has resulted in the reclassification of certain amounts of commissions paid to agent resellers, previously included in selling, general and administrative expenses, as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses for such commissions be recognized at the time of equipment sales to the agent instead of the date of resale to the end user customer. The adoption resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of income and comprehensive income of ¥(35,716) million, net of taxes of ¥25,852 million, related to the timing of recognizing the commissions to be paid.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2004 and 2005 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Current deferred revenue	¥81,724	¥108,415	$1,011,145
Long-term deferred revenue	71,841	75,096	700,392
Current deferred charges	49,424	47,660	444,507
Long-term deferred charges	71,841	75,096	700,392

Current deferred revenue is included in “Other current liabilities” in the consolidated balance sheets.

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to agents, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents represent the largest portion of selling, general and administrative expenses.

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Earnings per share—

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at March 31, 2003, 2004 and 2005, and therefore there is no difference between basic and diluted earnings per share.

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

Foreign currency receivables and payables of DoCoMo are translated at appropriate year-end current rates and the resulting translation gains or losses are included in “Other (income) expense” in the consolidated statements of income and comprehensive income.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss in the accompanying statements of income and comprehensive income.

(3) Recent accounting pronouncements—

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. DoCoMo does not expect that adoption of SFAS No. 151 will have a material impact on its result of operations and financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005. DoCoMo does not expect that that adoption of SFAS No. 153 will have a material impact on its result of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections —a replacement of APB Opinion No.20 and FASB statement No.3.” SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, in a future period.

In March 2005, FASB issued FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. DoCoMo is in the process of determining the impact, if any, that adoption of FIN 47 will have on its result of operations and financial position.

(4) Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

3. U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005, which was ¥107.22 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Inventories:

Inventories as of March 31, 2004 and 2005 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Telecommunications equipment to be sold	¥125,007	¥154,805	$1,443,807
Materials and supplies	499	369	3,442
Other	1,763	1,252	11,677

Total	¥127,269	¥156,426	$1,458,926

5. Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of its revised business outlook, DoCoMo evaluated the recoverability of its long-lived assets, including property, plant and equipment and rights to use telecommunications facilities of wireline carriers, of its

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PHS business in accordance with SFAS No. 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, DoCoMo used future undiscounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because DoCoMo estimated that future cash flows from the PHS business would be negative, DoCoMo write-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a non-cash impairment loss of ¥60,399 million ($563,318 thousand). The impairment loss is recorded in “Impairment loss” in the consolidated statements of income and comprehensive income.

6. Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of March 31, 2004 and 2005 except for AT&T Wireless Services, Inc. and Hutchison 3G UK Holdings Limited as explained below for 2005:

	Ownership Percentage
Company name	2004	2005
Hutchison Telephone Company Limited (“HTCL”)	24.10%	24.10%
Hutchison 3G HK Holdings Limited (“H3G HK”)	24.10%	24.10%
Hutchison 3G UK Holdings Limited (“H3G UK”)	20.00%	N.A.
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.89%	N.A.

All of the above investments which are accounted for on the equity method are privately held companies. As discussed below, DoCoMo began accounting for its investment in H3G UK using the cost method for the year ended March 31, 2005.

AT&T Wireless—

In July 2001, AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. DoCoMo accounted for its common stock investment in AT&T Wireless using the equity method due to its ability to exercise significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

In February 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless shall be converted into US$15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received US$6,495 million (equivalent to approximately ¥699,514 million) in cash. DoCoMo ceased to account for it under the equity method. DoCoMo recognized a gain of ¥501,781 million ($4,679,920 thousand) on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized holding

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains (losses) on available-for-sale securities, net revaluation of financial instruments and foreign currency translation adjustment amounting to ¥(144) million ($(1,343) thousand), ¥461 million ($4,300 thousand) and ¥64,564 million ($602,164 thousand), respectively.

H3G UK—

On May 27, 2004, DoCoMo agreed to sell its entire shareholding in H3G UK to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo were to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that is being listed on the Stock Exchange of Hong Kong since October 15, 2004. DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is secured by the Sale and Purchase Agreement. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As DoCoMo no longer had the ability to exercise significant influence over H3G UK, DoCoMo ceased to account for our investment in H3G UK using the equity method.

During the year ended March 31, 2005, DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed. On May 9, 2005, DoCoMo received a notice from HWL that HWL intends to exercise its right to accelerate completion of the payment on June 23, 2005. As a result of the transaction, DoCoMo will record a gain on sale of affiliate shares of approximately ¥62 billion for the year ending March 31, 2006.

As part of the Sale and Purchase Agreement, the £200 million shareholder loan provided by DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004 and the payment was completed. See Note 9.

KG Telecommunications Co., Ltd.—

In October 2003, KG Telecommunications Co., Ltd. (“KGT”), a former equity method investee of DoCoMo, entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and i-mode business in Taiwan. Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist in January 2004. DoCoMo ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, DoCoMo became an approximately 5% shareholder of FET, and received NT$2.5 billion (¥8.1 billion). The transaction did not have a material impact on DoCoMo’s results of operations and financial position.

DoCoMo AOL, Inc.—

In December 2003, DoCoMo entered into a stock sales agreement with America Online, Inc. (“AOL”). Pursuant to the stock sales agreement, DoCoMo sold all the shares of DoCoMo AOL, Inc. (“DoCoMo AOL”), a former equity method investee of DoCoMo, DoCoMo owned and ceased the equity method of accounting for its investment in DoCoMo AOL at that time. The transaction did not have a material impact on DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

KPN Mobile N.V.—

In November 2002, DoCoMo was requested by KPN Mobile N.V. (“KPNM”), a former equity method investee of DoCoMo, to subscribe for additional shares of KPNM as DoCoMo had a right to subscribe for additional shares of KPNM for maintaining its portion of voting right. In December 2002, DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and DoCoMo lost certain of its minority shareholder’s rights under the shareholders’ agreement, including supervisory board representation. As a result, DoCoMo no longer has the ability to exercise significant influence over KPNM, and ceased to account for its investment in KPNM using the equity method from December 2004.

Impairment—

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates when there are indications that a declines in value below carrying amount may be other than temporary. As a result of such evaluations, the Company determined that there were other than temporary decline in values of certain investments and has recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million, for the year ended March 31, 2003. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥117,898 million for KPNM, ¥123,245 million for H3G UK, ¥9,619 million for KGT and ¥10,259 million for DoCoMo AOL. The Company did not record impairment charges for the years ended March 31, 2004. The Company recorded impairment charges for HTCL, a mobile operator in Hong Kong, of ¥8,612 million ($80,321 thousand) for the year ended March 31, 2005. The impairment charges are included with equity in net losses of affiliates in the accompanying statement of income and comprehensive income.

The Company believes the estimated fair values of its investments in affiliates at March 31, 2005 equal or exceed the related carrying values.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents summarized financial information for DoCoMo’s investments in equity method investees for the years ended March 31, 2003, 2004 and 2005. Financial information for individually insignificant equity method investments is presented on a combined basis as “Others” in 2003 and “Total” in 2004 and 2005.

	Millions of yen
	2003
	AT&T Wireless	H3G UK	KGT	Others
Balance sheet data:
Current assets	¥633,192	¥34,100	¥26,695	¥60,757
Noncurrent assets	4,858,948	1,100,016	170,634	125,832
Current liabilities	370,851	64,214	35,156	62,515
Noncurrent liabilities	1,816,845	269,100	62,358	116,330
Minority interest	5,755	—	—	—
Mandatorily redeemable preferred stock	18,105	—	—	—
Mandatorily redeemable common stock	918,914	—	—	—

Income statement data:
Revenues	¥1,956,689	¥—	¥78,982	¥97,959
Operating income (loss)	(32,296)	(31,498)	(3,584)	(8,595)
Income (loss) from continuing operations	(276,022)	(37,474)	(6,422)	1,373
Net income (loss)	(290,918)	(37,474)	(4,332)	787

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
	Total	Total	Total
Balance sheet data:
Current assets	¥987,955	¥58,826	$548,648
Noncurrent assets	5,486,170	108,938	1,016,023
Current liabilities	501,898	97,082	905,447
Noncurrent liabilities	2,287,029	64,332	600,000
Minority interest	3,214	—	—
Mandatorily redeemable preferred stock	18,962	—	—
Mandatorily redeemable common stock	821,044	—	—

Income statement data:
Revenues	¥2,028,519	¥73,094	$681,720
Operating income (loss)	(26,211)	(19,478)	(181,664)
Income (loss) from continuing operations	(126,921)	(24,093)	(224,706)
Net income (loss)	(126,921)	(24,093)	(224,706)

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings were ¥3,369 million, ¥2,532 million and ¥1,022 million ($9,532 thousand) as of March 31, 2003, 2004 and 2005, respectively. Dividends received from affiliates were ¥20 million, ¥20 million and ¥20 million ($187 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. DoCoMo does not have significant business transactions with its affiliates.

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheet at March 31, 2004 and 2005 was lower by ¥304,085 million and greater by ¥36,625 million ($341,587

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

thousand) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively. Such change from 2004 to 2005 is primarily due to DoCoMo’s disposal of AT&T Wireless shares.

7. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2004 and 2005 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Marketable securities:
Available-for-sale	¥22,395	¥223,107	$2,080,834
Held-to-maturity	20	7	65
Other investments	39,776	19,955	186,113

Total	¥62,191	¥243,069	$2,267,012

Debt securities, which were classified as current assets because the maturities at the end of fiscal years were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

Maturities of debt securities classified as held-to-maturity at March 31, 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005		2005
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥7	¥7	$65	$65
Due after 1 year through 5 years	—	—	—	—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥7	¥7	$65	$65

Maturities of debt securities classified as available-for-sale at March 31, 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005		2005
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥—	¥—	$—	$—
Due after 1 year through 5 years	150,565	150,565	1,404,262	1,404,262
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥150,565	¥150,565	$1,404,262	$1,404,262

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2004 and 2005 are as follows:

	Millions of yen
	2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

	Millions of yen
	2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

	Thousands of U.S. dollars
	2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$352,379	$327,243	$3,050	$676,572
Debt securities	1,403,740	522	—	1,404,262
Held-to-maturity:
Debt securities	65	0	—	65

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Proceeds	¥2,278	¥1,831	¥27,046	$252,248
Gross realized gains	103	1,444	17	158
Gross realized losses	(2)	—	(1,118)	(10,427)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on and fair value of marketable securities and cost method investments included in “other investments” at March 31, 2004 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

Millions of yen
2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3	¥1,724	¥50
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

Millions of yen
2005
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,539	¥218	¥124	¥109	¥1,663	¥327
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	61	76	61	76

Thousands of U.S. dollars
2005
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	$14,354	$2,033	$1,156	$1,017	$15,510	$3,050
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	569	709	569	709

Other investments includes long-term investments in various privately held companies. The aggregate carrying amounts of DoCoMo’s cost method investments included in other investments totaled ¥15,954 million ($148,797 thousand) at March 31, 2005. DoCoMo did not evaluate fair values of investments with an aggregate carrying amount of ¥10,823 million ($100,942 thousand) for impairment because DoCoMo believed that it was not practicable for it to estimate the fair value as it did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments, in accordance with paragraphs 14 and 15 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2001, DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. As discussed in Note 6, in July 2001, upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market Value of the warrants was computed using the Black-Scholes option pricing methodology through the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless was $15 and was below the exercise price of the warrant of $35 per share. In addition, the price movement of AT&T Wireless shares showed that capital market expected that the merger would be completed, although transaction was subject to approval by regulatory authorities, and other closing conditions. Consequently, DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥599 million and ¥1,706 million has been included in “Other, net” in the accompanying consolidated statement of income and comprehensive income for the years ended March 31, 2003 and 2004, respectively. See Note 13. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result thereof, DoCoMo determined that the book value of the warrant as of March 31, 2005 was also nil. The expiration date of the warrants is on January 26, 2006.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill and other intangible assets:

Goodwill—

Goodwill of DoCoMo consists largely of the goodwill which was recognized when DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002. In August 2003, DoCoMo purchased all the remaining minority interests in the subsidiaries through share exchanges and made the subsidiaries wholly owned. These share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141, “Business Combinations.” In accordance therewith, the acquisition costs of the subsidiaries’ shares which exceed the net assets of each of the subsidiaries are assigned to DoCoMo’s pro rata share of assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assets are recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed. The aggregate amount of acquisition costs that exceed the related determinable assets including intangible assets less liabilities is recorded as goodwill, which is exclusively attributable to the mobile phone business segment, on the consolidated balance sheet.

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2004 and 2005 are as follows:

	Millions of yen
	2004
	Mobile phone businesses	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,196	¥—	¥133,196
Goodwill acquired during the year	158	—	158

Balance at end of year	¥133,354	¥—	¥133,354

	Millions of yen
	2005
	Mobile phone businesses	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,354	¥—	¥133,354
Goodwill acquired during the year	—	6,743	6,743

Balance at end of year	¥133,354	¥6,743	¥140,097

	Thousands of U.S. dollars
	2005
	Mobile phone businesses	Miscellaneous businesses	Consolidated
Balance at beginning of year	$1,243,742	$—	$1,243,742
Goodwill acquired during the year	—	62,889	62,889

Balance at end of year	$1,243,742	$62,889	$1,306,631

Information regarding the business segment is discussed in Note 15.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

The following table displays the major components of DoCoMo’s intangible assets, all of which are subject to amortization, at March 31, 2004 and 2005.

	Millions of yen
	2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥402,686	¥227,747	¥174,939
Internal-use software	576,121	321,437	254,684
Computer software acquired to be used in the manufacture of handsets	3,732	62	3,670
Customer related assets	50,949	12,030	38,919
Rights to use telecommunications facilities of wireline carriers	48,366	19,613	28,753
Other	7,193	1,381	5,812

	¥1,089,047	¥582,270	¥506,777

	Millions of yen
	2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥424,305	¥232,446	¥191,859
Internal-use software	669,047	405,716	263,331
Computer software acquired to be used in the manufacture of handsets	39,276	1,858	37,418
Customer related assets	50,949	20,521	30,428
Rights to use telecommunications facilities of wireline carriers	12,300	5,868	6,432
Other	8,084	1,757	6,327

	¥1,203,961	¥668,166	¥535,795

	Thousands of U.S. dollars
	2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	$3,957,331	$2,167,935	$1,789,396
Internal-use software	6,239,946	3,783,958	2,455,988
Computer software acquired to be used in the manufacture of handsets	366,312	17,329	348,983
Customer related assets	475,182	191,392	283,790
Rights to use telecommunications facilities of wireline carriers	114,717	54,728	59,989
Other	75,396	16,387	59,009

	$11,228,884	$6,231,729	$4,997,155

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 5, DoCoMo recognized an impairment charge for its long-lived assets related to PHS business during the year ended March 31, 2005. The impairment resulted in the of reduction in net carrying amount of intangible assets related to software for telecommunications network and rights to use telecommunications facilities of wireline carriers due to the impairment was ¥4,539 million ($42,334 thousand) and ¥16,089 million ($150,056 thousand), respectively, during the year ended March 31, 2005.

Amortization of intangible assets for the years ended March 31, 2003, 2004 and 2005 was ¥142,964 million, ¥150,673 million and ¥163,468 million ($1,524,604 thousand), respectively. Estimated amortization of intangible assets for fiscal years ending March 31, 2006, 2007, 2008, 2009 and 2010 is ¥161,585 million, ¥132,377 million, ¥92,524 million, ¥55,672 million, and ¥20,371 million, respectively. The weighted-average amortization period of the intangible assets acquired for the year ended March 31, 2005 is 5.2 years.

9. Other assets:

Other assets at March 31, 2004 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Deposits	¥68,505	¥68,348	$637,456
Deferred customer activation costs	71,841	75,096	700,392
Loan to an affiliate	38,618	—	—
Other	16,442	20,879	194,730

	¥195,406	¥164,323	$1,532,578

Loan to an affiliate represents the loan for H3G UK, which DoCoMo collected on May 27, 2004. See Note 6.

10. Short-term borrowings and long-term debts:

DoCoMo’s debt obligations are denominated in Japanese yen and U.S. dollars.

DoCoMo had no short-term borrowings, excluding the current portion of long-term debt, at March 31, 2004 and 2005.

Long-term debt at March 31, 2004 and 2005 is comprised of the following:

	Interest rates	Maturities	Millions of yen		Thousands of U.S. dollars
			2004	2005	2005
Debt denominated in Japanese Yen:
Unsecured corporate bonds	0.3% - 2.1%	2005 - 2011	¥750,490	¥745,956	$6,957,247
Unsecured indebtedness to banks, insurance companies and others	0.8% - 4.9%	2005 - 2012	330,537	191,828	1,789,106
Debt denominated in U.S. dollars:
Unsecured corporate bonds	3.5%	2008	10,569	10,739	100,159

Sub-total			1,091,596	948,523	8,846,512
Less: Current portion			(136,642)	(150,304)	(1,401,828)

Total Long-term debt			¥954,954	¥798,219	$7,444,684

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates on most of DoCoMo’s borrowings are fixed in nature. Interest costs related specifically to short-term borrowings and long-term debts for the years ended March 31, 2004 and 2005 totaled ¥15,045 million and ¥9,525 million ($88,836 thousand), respectively.

DoCoMo has made a shelf registration that allows it to issue up to ¥1,000 billion of domestic corporate bonds during the two-year period starting April 3, 2004 in Japan. As of March 31, 2005, DoCoMo have no domestic corporate bond issued.

The aggregate amounts of annual maturities of long-term debt at March 31, 2005, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥150,304	$1,401,828
2007	193,724	1,806,790
2008	129,939	1,211,891
2009	75,200	701,362
2010	29,000	270,472
Thereafter	370,356	3,454,169

	¥948,523	$8,846,512

11. Shareholders’ equity:

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

The amount of statutory retained earnings of the Company available for the payments of dividends to shareholders as of March 31, 2005 was ¥1,074,047 million ($10,017,226 thousand).

The shareholders’ meeting on June 21, 2005, approved cash dividends of ¥46,272 million ($431,561 thousand), ¥1,000 per share, payable to shareholders of record as of March 31, 2005, which were declared by the Board of Directors on May 10, 2005.

Share repurchase, share exchanges for converting subsidiaries into wholly-owned subsidiaries, and share retirement—

On May 8, 2002, DoCoMo entered into memoranda of understanding with the eight regional subsidiaries which provide that the eight regional subsidiaries shall become wholly-owned subsidiaries of DoCoMo by way of share exchanges in order to increase the DoCoMo group’s overall value by unifying its business and financing strategies.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On May 13, 2003, DoCoMo entered into memorandum of understanding with DoCoMo Sentsu, Inc. (“Sentsu”) which provide that Sentsu shall become wholly-owned subsidiary of DoCoMo by way of share exchanges in order to increase the DoCoMo group’s overall value by unifying its business and financing strategies. On August 1, 2003, DoCoMo completed the share exchange. Treasury stock with carrying value of ¥587 million (2,180 shares) was allocated and transferred for the former minority shareholders of Sentsu as a result of the share exchange.

On June 19, 2003 and June 18, 2004, the shareholders’ meetings approved stock repurchase plans under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2004, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,576,222 shares (3.1% of the outstanding shares at the date of the general shareholders’ meeting held in 2003)
Aggregate price of shares repurchased:	¥ 394,903 million

Class, aggregate number and price of shares repurchased for the year ended March 31, 2005, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	2,324,156 shares (4.6% of the outstanding shares at the date of the general shareholders’ meeting held in 2004)
Aggregate price of shares repurchased:	¥ 425,247 million ($3,966,116 thousand)

Of the total shares repurchased, 698,000 and 1,748,000 shares were purchased from NTT during the year ended March 31, 2004 and 2005, respectively.

Based on the resolution of the board of directors on March 23, 2005, DoCoMo retired 1,480,000 of its own shares (purchase price: ¥311,371 million ($2,904,038 thousand)). As a result of the share retirement, retained earnings were decreased by ¥311,371 million ($2,904,038 thousand) and the number of common stocks authorized decreased from 191,500,000 shares to 190,020,000 shares during the year ended March 31, 2005.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May and June 2005, based on a resolution of the Board of Directors on March 23, 2005, DoCoMo repurchased total 102,383 shares of its common stock (0.21% of issued shares as of March 31, 2005) for ¥16,916 million in the stock market.

On June 21, 2005, the shareholders’ meeting approved a stock repurchase plan under which the Company may repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

Accumulated other comprehensive income:

The table that follows presents the change in accumulated other comprehensive income, net of applicable taxes:

	Millions of yen
	Unrealized holding gains (losses) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 2002	¥1,199	¥(90)	¥130,768	¥(9,245)	¥122,632
2003 change	(727)	257	(39,315)	(19,910)	(59,695)

Balance at March 31, 2003	¥472	¥167	¥91,453	¥(29,155)	¥62,937
2004 change	12,238	(13)	(9,862)	16,055	18,418

Balance at March 31, 2004	¥12,710	¥154	¥81,591	¥(13,100)	¥81,355
2005 change	9,220	(367)	(32,670)	71	(23,746)

Balance at March 31, 2005	¥21,930	¥(213)	¥48,921	¥(13,029)	¥57,609

	Thousands of U.S. dollars
	Unrealized holding gains (losses) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 2004	$118,541	$1,436	$760,969	$(122,179)	$758,767
2005 change	85,992	(3,423)	(304,701)	662	(221,470)

Balance at March 31, 2005	$204,533	$(1,987)	$456,268	$(121,517)	$537,297

The amount of taxes applied to the items in accumulated other comprehensive income is described in Note 17.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Research and development expenses, and advertising cost:

Research and development expenses

Research and development expenses are charged to expense as incurred.

For the years ended March 31, 2003 and 2004, DoCoMo expended funds for research and development of new FOMA 3G handsets manufactured by handset vendors. The move is part of a strategy to promote the rapid development of FOMA handset technology and stimulate market demand for FOMA services. Under the agreements with manufacturers, they are required to develop new FOMA handsets, featuring advanced applications and longer battery life. DoCoMo shares ownership rights for FOMA handset patented technologies and know-how with the manufacturers.

The total amount expensed by DoCoMo in the development of FOMA handsets by handset manufacturers for the years ended March 31, 2003, 2004 and 2005 is ¥17.5 billion, ¥23.5 billion and nil, respectively.

Research and development expenses are included primarily in selling, general and administrative expenses, and amounted to ¥126,229 million, ¥124,514 million and ¥101,945 million ($950,802 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Advertising costs

Advertising costs are also expensed as incurred. Such costs are included in selling, general and administrative expenses and amounted to ¥58,738 million, ¥58,434 million and ¥57,773 million ($538,827 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

13. Other (income) expense:

Components of (income) expense included in “other, net” in the financial statement for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Net realized holding (gains) losses on marketable securities and other investments	¥(101)	¥(1,444)	¥1,101	$10,269
Foreign exchange gains, net	(228)	(483)	(1,283)	(11,966)
Rental revenue received	(2,666)	(2,744)	(2,442)	(22,776)
Dividends income	(86)	(181)	(954)	(8,898)
Write-down of warrants related to AT&T Wireless	599	1,706	—	—
Gain on share-exchange right related to investment in KGT	—	(2,665)	—	—
Penalties and compensation for damages	(2,827)	(3,675)	(2,674)	(24,939)
Commissions received from credit card companies	—	—	(848)	(7,908)
Other—net	2,290	(18)	(3,075)	(28,680)

	¥(3,019)	¥(9,504)	¥(10,175)	$(94,898)

14. Related party transactions:

As previously noted, DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2003, 2004 and 2005, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥123,473 million, ¥100,994 million and ¥71,896 million ($670,547 thousand), respectively.

DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, chairman of which is also one of DoCoMo’s directors. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥11,970 million and ¥14,797 million ($138,006 thousand) for the years ended March 31, 2004 and 2005, respectively.

15. Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. As of April 30, 2005, DoCoMo ceased accepting new applications for PHS services. In addition, DoCoMo recognized an impairment loss on long-lived assets related to PHS business of ¥60,399 million, which is deducted from assets and recorded in operating expenses of PHS business segment for the year ended March 31, 2005 (see Note 5). The Quickcast business segment includes paging services and related equipment sales for such service. DoCoMo also ceased accepting new applications for Quickcast services as of June 30, 2005, and DoCoMo will terminate Quickcast service as of March 31, 2007. The miscellaneous business segment includes international dialing and roaming services and other miscellaneous services, which in the aggregate are not significant. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets include primarily cash, deposits, securities, loans and investments in affiliates. The allocation of common assets, such as buildings for telecommunications purposes and common facilities, is done on a systematic and rational basis. The assets are allocated proportionately based on the amount of network assets of each segment. Capital expenditures in the “Corporate” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, and are not allocated to each segment.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
Year ended March 31, 2003	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,690,444	¥85,038	¥8,088	¥25,518	—	¥4,809,088
Operating expenses	3,603,257	113,332	14,546	21,234	—	3,752,369

Operating income (loss)	¥1,087,187	¥(28,294)	¥(6,458)	¥4,284	—	¥1,056,719

Assets	¥4,818,323	¥134,900	¥15,653	¥4,823	¥1,084,308	¥6,058,007

Depreciation and amortization	¥712,726	¥27,668	¥7,934	¥869	—	¥749,197

Capital expenditures	¥600,769	¥8,357	¥182	—	¥244,648	¥853,956

	Millions of yen
Year ended March 31, 2004	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	—	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	—	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	—	¥1,102,918

Assets	¥4,847,982	¥127,224	¥13,531	¥8,644	¥1,264,885	¥6,262,266

Depreciation and amortization	¥693,102	¥23,508	¥2,643	¥1,744	—	¥720,997

Capital expenditures	¥601,060	¥12,280	¥38	—	¥192,104	¥805,482

	Millions of yen
Year ended March 31, 2005	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,741,096	¥63,095	¥4,574	¥35,845	—	¥4,844,610
Operating expenses	3,869,130	148,976	9,682	32,656	—	4,060,444

Operating income (loss)	¥871,966	¥(85,881)	¥(5,108)	¥3,189	—	¥784,166

Assets	¥4,754,139	¥50,907	¥8,406	¥10,781	¥1,312,288	¥6,136,521

Depreciation and amortization	¥705,716	¥22,996	¥4,699	¥2,012	—	¥735,423

Capital expenditures	¥696,638	¥4,840	¥10	—	¥160,029	¥861,517

	Thousands of U.S. dollars
Year ended March 31, 2005	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	$44,218,392	$588,463	$42,660	$334,313	—	$45,183,828
Operating expenses	36,085,898	1,389,442	90,300	304,571	—	37,870,211

Operating income (loss)	$8,132,494	$(800,979)	$(47,640)	$29,742	—	$7,313,617

Assets	$44,340,039	$474,790	$78,400	$100,550	$12,239,209	$57,232,988

Depreciation and amortization	$6,581,944	$214,475	$43,826	$18,765	—	$6,859,010

Capital expenditures	$6,497,277	$45,141	$93	—	$1,492,529	$8,035,040

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

There have been no sales and operating revenue from transactions with single external customer amounting to 10% or more of DoCoMo’s revenues for the years ended March 31, 2003, 2004 and 2005.

Revenues from external customers for each similar product and service are presented in the table “Breakdown of operating revenues” included in Item 5. Operating and Financial Review and Prospects; A. Operating Results, of DoCoMo’s annual report on Form 20-F.

16. Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT/Employee Pension Fund”). The number of DoCoMo’s employees covered by the contributory plan represented approximately 9.8% and 10.2% of the total people covered by such plan as of March 31, 2004 and 2005, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of income and comprehensive income related to the contributory plan for the years ended March 31, 2003, 2004 and 2005 was ¥8,661 million, ¥7,808 million and ¥5,719 million ($53,339 thousand), respectively. The liability for employees’ benefits covered by such contributory plan was ¥25,499 million and ¥31,026 million ($289,367 thousand) as of March 31, 2004 and 2005, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

DoCoMo adopted EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which DoCoMo participates, applied to the Japanese government for permission that NTT/Employee Pension Fund be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on DoCoMo’s result of operations and financial position will be.

DoCoMo also sponsors non-contributory defined benefit pension plans covering substantially all employees. Based on the plans, employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance payments and pension payments. On April 1, 2004, DoCoMo and its eight regional subsidiaries introduced a plan under which future pension benefits for plan participants whose benefits have not been paid would fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥10,344 million ($96,475 thousand) in December 2003, when the non-contributory defined benefit pension plans were amended. From the plan amendment date, the effect of such a reduction in the projected benefit obligation is reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations of the changes in the non-contributory pension plans’ projected benefit obligations and fair value of plan assets at March 31, 2004 and 2005. DoCoMo uses a measurement date of March 31 for its non-contributory pension plans.

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥177,238	¥172,530	$1,609,121
Service cost	10,715	9,683	90,310
Interest cost	3,631	3,358	31,319
Benefit payments	(9,263)	(8,935)	(83,333)
Plan amendment	(11,774)	564	5,260
Transfer of liability from NTT non-contributory funded pension plan	5,686	1,700	15,855
Actuarial loss (gain)	(3,703)	492	4,589

Projected benefit obligation, end of year	¥172,530	¥179,392	$1,673,121
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥45,934	¥58,359	$544,292
Actual return on plan assets	6,714	1,763	16,443
Employer contributions	5,310	5,318	49,599
Benefits payments	(1,233)	(1,048)	(9,774)
Transfer of plan assets from NTT non-contributory funded pension plan	1,634	378	3,525

Fair value of plan assets, end of year	¥58,359	¥64,770	$604,085
At March 31:
Funded status	¥(114,171)	¥(114,622)	$(1,069,036)
Unrecognized net losses	50,110	48,149	449,068
Unrecognized transition obligation	1,786	1,697	15,827
Unrecognized prior service cost	¥(25,976)	¥(23,597)	$(220,080)

Net amount recognized	¥(88,251)	¥(88,373)	$(824,221)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
At March 31:
Liability for employees’ retirement benefits	¥(108,455)	¥(107,648)	$(1,003,992)
Prepaid pension cost	—	58	541
Intangible assets	470	669	6,240
Accumulated other comprehensive income	19,734	18,548	172,990

Net amount recognized	¥(88,251)	¥(88,373)	$(824,221)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(25,499)	¥(31,026)	$(289,367)

Total liability for employees’ retirement benefits	¥(133,954)	¥(138,674)	$(1,293,359)

Prepaid pension cost is recorded in “Other assets.”

The accumulated benefit obligation for the non-contributory pension plans was ¥166,454 million and ¥172,376 million ($1,607,685 thousand) at March 31, 2004 and 2005, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with accumulated benefit obligation in excess of plan assets on March 31, 2004 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
At March 31:
Projected benefit obligation	¥172,380	¥179,188	$1,671,218
Accumulated benefit obligation	166,330	172,202	1,606,062
Fair value of plan assets	58,205	64,586	602,369

The charges to income for the non-contributory pension plans for the years ended March 31, 2003, 2004 and 2005, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Service cost	¥9,354	¥10,715	¥9,683	$90,310
Interest cost on projected benefit obligation	3,953	3,631	3,358	31,319
Expected return on plan assets	(1,180)	(1,181)	(1,497)	(13,962)
Amortization of prior service cost	(1,217)	(1,465)	(1,815)	(16,928)
Amortization of actuarial loss	2,188	3,063	2,187	20,397
Amortization of transition obligation	637	637	89	830

Net pension cost	¥13,735	¥15,400	¥12,005	$111,966

The assumptions used in determination of the pension plans’ projected benefit obligations at March 31, 2004 and 2005 are as follows:

	2004	2005
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1

The assumptions used in determination of the net pension costs for the years ended March 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Discount rate	2.5%	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1	2.1
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the non-contributory pension plan considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-contributory pension plan weighted-average asset allocations at March 31, 2004 and 2005 by asset category are as follows:

	2004	2005
Domestic stocks	26.4%	24.7%
Domestic bonds	28.7	29.0
International stocks	14.4	14.8
International bonds	17.2	10.0
Other	13.3	21.5

Total	100.0%	100.0%

The non-contributory pension plan’s policy toward plan assets management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, DoCoMo selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DoCoMo then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DoCoMo will review the asset allocation, as necessary. The target ratio in March 2005 is: domestic stocks, 25.0%; domestic bonds, 30.0%; international stocks, 15.0%; international bonds, 20.0%; and other financial instruments 10.0%.

Domestic stocks include DoCoMo common stocks in the amount of ¥346 million (0.6% of total plan assets) and ¥217 million ($2,024 thousand) (0.3% of total plan assets), NTT common stocks in the amount of ¥314 million (0.5% of total plan assets) and ¥180 million ($1,679 thousand) (0.3% of total plan assets), NTT DATA Corporation, a subsidiary of NTT, common stocks in the amount of ¥164 million (0.3% of total plan assets) and ¥9 million ($84 thousand) (0.0% of total plan assets), and NTT Urban Development Co., a subsidiary of NTT, common stocks in the amount of nil and ¥13 million ($121 thousand) (0.0% of total plan assets) at March 31, 2004 and 2005, respectively.

Prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are being amortized over the expected average remaining service life of employees on a straight-line basis.

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

DoCoMo expects to contribute ¥5,645 million ($52,649 thousand) to the non-contributory pension plan in the year ending March 31, 2006.

The benefit payments, which reflect expected future service under the non-contributory pension plans, as appropriate, are expected to be as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥10,275	$95,831
2007	10,515	98,069
2008	12,550	117,049
2009	11,549	107,713
2010	14,892	138,892
2011-2015	54,078	504,365

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of DoCoMo’s employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of DoCoMo shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary, with a small contribution from DoCoMo. The expense recorded by DoCoMo for contributions made toward employee stocks purchases was not material to its results of operations for the years ended March 31, 2003, 2004 and 2005, respectively.

17. Income taxes:

Total income taxes for the years ended March 31, 2003, 2004 and 2005 were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Income from continuing operations	¥454,487	¥429,116	¥527,711	$4,921,759
Equity in net losses of affiliates	(226,450)	4,527	(1,492)	(13,916)
Cumulative effect of accounting change	(25,852)	—	—	—
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(476)	6,711	8,045	75,033
Less: Reclassification adjustments for net gains (losses) included in net income	(41)	(106)	259	2,416
Net revaluation of financial instruments	176	53	(148)	(1,380)
Less: Reclassification adjustments for net gains (losses) included in net income	—	—	(155)	(1,446)
Foreign currency translation adjustment	(28,779)	(23,752)	3,672	34,247
Less: Reclassification adjustments for net gains (losses) included in net income	—	—	(25,985)	(242,352)
Minimum pension liability adjustment	(13,637)	11,104	49	457

	¥159,428	¥427,653	¥511,956	$4,774,818

Virtually all income or loss before income taxes and income tax expenses or benefit are domestic.

The Company and its domestic subsidiaries are subject to a National Corporate Tax of 30%, an Inhabitant Tax of approximately 6% and a deductible Japanese Enterprise Tax of approximately 10%. The Inhabitant Tax rate and the Japanese Enterprise Tax rate vary by local jurisdiction. In March 2003, the Japanese government promulgated the amendments to the tax law, which introduced the pro forma standard taxation system for one- fourth of the corporate enterprise tax assessed on income where tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. The new statutory income tax rates are effective for the years beginning after March 31, 2004. As a result of the change in tax laws, with a new combined statutory income tax rate reduced to 40.7%, DoCoMo recalculated deferred tax assets and liabilities for temporary differences scheduled to reverse after March 31, 2004. The effect of the change in the rates on net deferred tax assets was a reduction of ¥18,213 million and was charged to income taxes in the year ended March 31, 2003. During the year ended March 31, 2004, a change to the Japanese Enterprise Tax rates was enacted in the local jurisdictions. The combined statutory income tax rate was raised to approximately 40.9% effective April 1, 2004. The effect of the change in the rates on net deferred tax assets was an increase of net income by ¥3,447 million in the year ended March 31, 2004.

The aggregate statutory income tax rate was 42.0%, 42.0% and 40.9% for the years ended March 31, 2003, 2004 and 2005. The effective income tax rate for the years ended March 31, 2003, 2004 and 2005 was 43.6%, 39.0% and 41.0%, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference of the effective tax rates of DoCoMo and the statutory tax rates are as follows:

	2003	2004	2005
Statutory tax rate	42.0%	42.0%	40.9%
Expenses not deductible for tax purposes	0.3	0.2	0.2
Tax credit for special tax treatment applied to IT and research and development investment	(0.2)	(3.0)	(1.9)
Changes in valuation allowance	—	—	1.8
Others, net	1.5	(0.2)	(0.0)
Effective tax rate	43.6%	39.0%	41.0%

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2005	2005
Deferred tax assets:
Investments in affiliates	¥487,234	¥91,750	$855,717
Loss carryforwards	—	74,643	696,167
Liability for employee benefits	49,484	53,641	500,289
Property, plant and equipment and intangible assets due to differences in depreciation and amortization	39,163	50,343	469,530
Allowance for loyalty programs	40,013	39,015	363,878
Accrued commissions to agent resellers	24,886	26,436	246,558
Deferred revenues regarding Nikagetsu Kurikoshi	13,139	24,849	231,757
Tax credit carryforwards	—	23,526	219,418
Compensated absences	7,415	7,845	73,167
Accrued bonus	6,648	6,370	59,411
Accrued enterprise tax	30,954	2,571	23,979
Marketable securities and other investments	16,382	873	8,142
Other	11,783	14,050	131,039

Subtotal gross deferred tax assets	727,101	415,912	3,879,052
Less valuation allowance	—	(23,436)	(218,578)

Total deferred tax assets	¥727,101	¥392,476	$3,660,474

Deferred tax liabilities:
Foreign currency translation adjustment	38,377	16,064	149,823
Unrealized holding gains on available-for-sale securities	6,872	15,176	141,541
Intangible assets (principally customer related assets)	25,064	12,445	116,070
Enterprise tax refunds receivable	—	8,627	80,461
Property, plant and equipment due to differences in capitalized interest	4,056	2,944	27,457
Other	7,509	10,744	100,205

Total gross deferred tax liabilities	¥81,878	¥66,000	$615,557

Net deferred tax assets	¥645,223	¥326,476	$3,044,917

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, DoCoMo has loss carryforwards for income tax purposes of ¥74,643 million ($696,167 thousand), which are available to offset future taxable income for up to 7 years (through the year ended March 31, 2012) in tax laws, as well as tax credits carryforwards for the special tax treatment applied to IT and research and development investment of ¥23,526 million ($219,418 thousand), which are allowed to be carried forward for 1 year if there is an excess amount over the limitation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. DoCoMo records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. The net change in the total valuation allowance for the year ended March 31, 2005 is an increase of ¥23,436 million ($218,579 thousand). The valuation allowance at March 31, 2005 relates to tax credit carryfowards for special treatment applied to IT and research and development. Management believes that the amount of the deferred tax assets, less valuation allowance, is realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

18. Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2004 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2004	2005	2005
Tools, furniture and fixtures	¥20,515	¥13,226	$123,354
Computer software	1,881	1,648	15,370

	22,396	14,874	138,724
Accumulated depreciation and amortization	(15,714)	(9,327)	(86,989)

	¥6,682	¥5,547	$51,735

Tools, furniture and fixtures are classified as part of property, plant and equipment, while computer software is classified as part of intangible assets.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2005 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥3,693	$34,443
2007	2,721	25,378
2008	1,026	9,569
2009	532	4,962
2010	193	1,800
Thereafter	50	466

Total minimum lease payments	8,215	76,618
Less—Amount representing interest	(450)	(4,197)

Present value of net minimum lease payments	7,765	72,421
Less—Amounts representing estimated executory costs	(858)	(8,002)

Net minimum lease payments	6,907	64,419
Less—Current obligation	(3,146)	(29,342)

Long-term capital lease obligations	¥3,761	$35,077

The above obligations are classified as part of other current and long-term liabilities, as appropriate.

The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 2005 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥1,506	$14,046
2007	1,507	14,055
2008	1,424	13,281
2009	1,424	13,281
2010	1,424	13,281
Thereafter	18,509	172,627

Total minimum future rentals	¥25,794	$240,571

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
Minimum rentals	¥41,653	¥76,879	¥67,078	$625,611

Litigation—

At March 31, 2005, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment and inventories (primarily handsets). Commitments outstanding at March 31, 2005 amounted to ¥44,266 million ($412,852 thousand) (of which ¥1,233 million ($11,500 thousand) are with related parties) for property, plant and equipment and ¥37,626 million ($350,923 thousand) (of which none are with related parties) for inventories.

Guarantees—

DoCoMo adopted FIN No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that if a company issues or modifies a guarantee on or after January 1, 2003, the company must recognize an initial liability for the fair value of the obligations it has undertaken in issuing and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide for guarantees of counterparties. These counterparties include customers, related parties and other business partners. Although the most of guarantees provided for customers relate to product defects of cellular phone handsets sold by DoCoMo, DoCoMo is provided similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contracts, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DoCoMo could be required is not specified in almost all of the contract. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, DoCoMo has no liabilities have been recognized for these obligations as of March 31, 2005.

19. Fair value of financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 6, 7 and 9, respectively.

Long-term debt, including current portion—

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at March 31, 2004 and 2005 are as follows:

Millions of yen				Thousands of U.S. dollars
2004		2005		2005
Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
¥1,091,596	¥1,106,339	¥948,523	¥956,952	$8,846,512	$8,925,126

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risk management—

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. To manage these risks, DoCoMo uses financial instruments such as interest rate and currency swap contracts. The derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

In March 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its net investment in AT&T Wireless. This financial instrument was effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, were recorded as a foreign currency translation adjustment in other comprehensive income. The translation loss as of March 31, 2004 from this instrument was ¥712 million and recorded as a foreign currency translation adjustment for the year ended March 31, 2004. During the year ended March 31, 2005, DoCoMo used foreign exchange forward contracts to hedge a portion of its net investment in AT&T Wireless. These financial instruments were effective as hedges against fluctuations in net investment in AT&T Wireless derived from fluctuations of currency exchange rates. On October 26, 2004, as a result of the completion of the AT&T Wireless and Cingular merger, we sold all our AT&T Wireless shares. As the hedged item no longer exists, these hedging instruments for the net investments in a foreign operation are reclassified into earnings for the year ended March 31, 2005, and we recorded gains totaled to ¥6,468 million ($60,325 thousand) as a part of gain on sale of affiliate shares, which is included in other (income) expense, in the consolidated statements of income and comprehensive income for the year ended March 31, 2005.

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the original principal and interest payments of the $100 million unsecured corporate bonds. The currency swap is designated as a cash flow hedging instrument and is highly effective as a hedge against fluctuations in currency exchange rates, as it fixes the future cash flows of the bonds in yen. As all the essential terms of the currency swap and the hedged item are identical, there is no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as accumulated other comprehensive income. The amount recorded as accumulated other comprehensive income will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in our consolidated statements of income and comprehensive income. For the year ended March 31, 2005, ¥254 million ($2,369 thousand) of loss from currency translation and ¥28 million ($261 thousand) of interest expense are reclassified and ¥213 million ($1,987 thousand) of loss, net of applicable taxes, was recorded as a valuation difference of financial instruments included in accumulated other comprehensive income in our consolidated statements of income and comprehensive income.

Foreign currency swap agreement—

The table below shows the contract amounts and fair value of those derivative financial instruments at March 31, 2004 and 2005:

Millions of yen				Thousands of U.S. dollars
2004		2005		2005
Contract amounts	Fair value	Contract amounts	Fair value	Contract Amounts	Fair value
¥—	¥—	¥10,485	¥79	$97,790	$737

The foreign currency swap agreements have a remaining term to maturity of 3 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of a foreign currency swap was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2004 and 2005.

Interest rate swap agreements—

The table below shows the contract amounts and fair value of the derivative financial instruments at March 31, 2004 and 2005:

			Millions of yen
	Weighted average rate		2004
Term	Receive floating	Pay fixed	Contract Amounts	Fair value
1995-2005	0.4%	3.2%	¥1,500	¥(66)

	Receive fixed	Pay floating	Contract Amounts	Fair value
2003-2011	1.5%	0.1%	¥50,000	¥90

			Millions of yen		Thousands of U.S. dollars
	Weighted average rate		2005		2005
Term	Receive floating	Pay fixed	Contract Amounts	Fair value	Contract Amounts	Fair Value
1995-2005	0.5%	3.6%	¥1,000	¥(31)	$9,327	$(289)

	Receive fixed	Pay floating	Contract Amounts	Fair value	Contract Amounts	Fair Value
2003-2011	1.5%	0.1%	¥120,000	¥3,556	$1,119,194	$33,165

The interest rate swap agreements have remaining terms to maturity ranging from 9 months to 6 years and 6 months.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2004 and 2005.

Concentrations of risk—

As of March 31, 2005, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

20.	Subsequent event:

Purchase of the shares of Sumitomo Mitsui Card Company, Limited

On April 27, 2005, DoCoMo entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98 billion, including new shares to be issued by Sumitomo Mitsui Card.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED

MARCH 31, 2003, 2004 and 2005

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2003
Allowance for doubtful accounts	¥22,029	¥16,170	¥(16,688)	¥21,511
2004
Allowance for doubtful accounts	¥21,511	¥15,641	¥(14,184)	¥22,968
2005
Allowance for doubtful accounts	¥22,968	¥12,004	¥(16,613)	¥18,359

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2005
Allowance for doubtful accounts	$214,214	$111,957	$(154,944)	$171,227

*1:	Amounts written off.

Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2003
Valuation allowances—Deferred tax assets	¥—	¥—	¥—	¥—
2004
Valuation allowances—Deferred tax assets	¥—	¥—	¥—	¥—
2005
Valuation allowances—Deferred tax assets	¥—	¥23,436	¥—	¥23,436

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2005
Valuation allowances—Deferred tax assets	$—	$218,578	$—	$218,578

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/s/ MASAO NAKAMURA
Name:	Masao Nakamura
Title:	President and Chief Executive Officer

Date: June 27, 2005

INDEX OF EXHIBITS

Exhibit Number		Description

1.1	—	Articles of Incorporation of the registrant (English translation)

1.2	—	Share Handling Regulations of the registrant (English translation)**

1.3	—	Regulations of the Board of Directors of the registrant (English translation)

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—	Specimen common stock certificates of the registrant*

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries

11.1	—	Code of Ethics

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*	Previously filed with the Securities and Exchange Commission on January 25, 2003 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.