Form 20-F/A
period 2005-03-31
NTT DOCOMO INC
filed 2005-09-28
CIK 1166141

As filed with the Securities and Exchange Commission on September 28, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing of the American Depositary Shares

Explanatory Note:

The registrant hereby amends its Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2005 to file separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for its fiscal years ended December 31, 2002 and 2003, pursuant to Rule 3-09 of Regulation S-X.

This amendment is being filed for the purpose of updating “Item 18. Financial Statements” and “Item 19. Exhibits”.

Item 18. Financial Statements.

Reference is made to pages F-1 through F-45, incorporated herein by reference, of our Annual Report on Form 20-F filed on June 27, 2005.

Separate consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited (“H3GUK”) for its fiscal years ended December 31, 2002 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibits 15.1 and 15.2 to this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

Item 19. Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*

1.2	—	Share Handling Regulations of the registrant (English translation)**

1.3	—	Regulations of the Board of Directors of the registrant (English translation)*

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*

2.1	—	Specimen common stock certificates of the registrant***

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries*

11.1	—	Code of Ethics*

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal year ended December 31, 2003

15.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal years ended December 31, 2002 and 2001

*	Previously filed with the Securities and Exchange Commission on June 27, 2005 and herein incorporated by reference
**	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.

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

NTT DoCoMo, Inc.

By	/S/ MASAO NAKAMURA
Name:	Masao Nakamura
Title:	President and Chief Executive Officer

Date: September 28, 2005

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*

1.2	—	Share Handling Regulations of the registrant (English translation)**

1.3	—	Regulations of the Board of Directors of the registrant (English translation)*

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)*

2.1	—	Specimen common stock certificates of the registrant***

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries*

11.1	—	Code of Ethics*

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal year ended December 31, 2003

15.2	—	Consolidated financial statements and notes thereto for Hutchison 3G UK Holdings Limited for the fiscal years ended December 31, 2002 and 2001

*	Previously filed with the Securities and Exchange Commission on June 27, 2005 and herein incorporated by reference
**	Previously filed with the Securities and Exchange Commission on June 28, 2004 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.