Form 20-F
period 2006-03-31
NTT DOCOMO INC
filed 2006-06-27
CIK 1166141

As filed with the Securities and Exchange Commission on June 27, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-31221

Kabushiki Kaisha NTT DoCoMo

(Exact name of registrant as specified in its charter)

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Japan	Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2006, 44,474,227 shares of common stock were outstanding, comprised of 44,195,566 shares and 27,866,100ADSs (equivalent to 278,661 shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated Filer  ☐    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	With the introduction of Mobile Number Portability in Japan and the emergence of new service providers, competition is expected to intensify as the market environment changes. The increasing competition from other service providers and other technologies may limit our acquisition of new subscribers and retention of existing subscribers, may suppress average revenue per unit (ARPU) and may increase our costs and expenses.

•	If the new services and forms of usage which we propose and introduce are not successful, our growth may be constrained.

•	The introduction or change of various laws or regulations or the application of such laws or regulations to us could have an adverse effect on our financial condition and results of operations.

•	Limitations on the amount of frequency spectrum and facilities available to us may make it difficult for us to maintain and improve the quality of our services and the level of our customer satisfaction.

•	We cannot guarantee overseas operators will introduce the W-CDMA technology and mobile multimedia services we currently use in our 3G system, which would adversely affect our ability to offer our international services to our subscribers.

•	We cannot guarantee that our domestic and international investments, alliances and collaborations and investments in new businesses will produce sufficient opportunities or returns.

•	As electronic payment capabilities and many other new features are built into our cellular handsets, and the services of third parties are provided through our cellular handsets, problems may arise in the event that handsets malfunction, contain defects, are lost or fail to complete services provided by other operators.

•	Social issues that may arise from misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inappropriate handling of subscriber information by our employees or subcontractors would damage our credibility and corporate image.

•	If we are unable to obtain licenses, etc. or other rights to use the intellectual property rights of third parties that are crucial to our business, we may not be able to offer certain technology, products, or services. In addition, our group may be liable for damages due to infringement of the intellectual property rights of other companies.

•	Earthquakes, power shortages, malfunction of facilities, software bugs and viruses, hacking, unauthorized access or cyber attacks may cause system failures in our cellular network, handsets or other networks required for the provision of service, disrupting our ability to offer our services to our subscribers and damaging our group’s credibility and corporate image.

•	Concerns about adverse effect on health by wireless telecommunications may increase.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in Item 3.D. and elsewhere in this annual report.

PART I

As used in this annual report, references to “DoCoMo”, “the company”, “we”, “our”, “our group” and “us” are to NTT DoCoMo, Inc. and its subsidiaries except as the context otherwise requires.

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following tables include selected historical financial data as at and for the fiscal years ended March 31, 2002 through 2006. The data as at and for the fiscal years ended March 31, 2002 through 2006 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto which are included elsewhere in this annual report.

Selected Financial Data

	As of and for the year ended March 31,
	2002	2003	2004	2005	2006	2006
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥4,153,459	¥4,350,861	¥4,487,912	¥4,296,537	¥4,295,856	$36,566
Equipment sales (1)	505,795	458,227	560,153	548,073	470,016	4,001

Total (1)	4,659,254	4,809,088	5,048,065	4,844,610	4,765,872	40,567
Operating expenses (1)	3,658,367	3,752,369	3,945,147	4,060,444	3,933,233	33,480

Operating income	1,000,887	1,056,719	1,102,918	784,166	832,639	7,087
Other income (expense) (2)	(44,496)	(13,751)	(1,795)	504,055	119,664	1,019

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	956,391	1,042,968	1,101,123	1,288,221	952,303	8,106
Income taxes	399,643	454,487	429,116	527,711	341,382	2,906

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	556,748	588,481	672,007	760,510	610,921	5,200
Equity in net losses of affiliates (3)(4)	(643,962)	(324,241)	(21,960)	(12,886)	(364)	(3)
Minority interests in earnings of consolidated subsidiaries	(28,977)	(16,033)	(40)	(60)	(76)	(1)

Income (loss) before cumulative effect of accounting change	(116,191)	248,207	650,007	747,564	610,481	5,196
Cumulative effect of accounting change (1)	—	(35,716)	—	—	—	—
Net income (loss)	¥(116,191)	¥212,491	¥650,007	¥747,564	¥610,481	$5,196

Per Share Data
Basic and diluted earnings (loss) per share	¥(2,315)	¥4,254	¥13,099	¥15,771	¥13,491	$114.84
Dividends declared and paid per share (5)	¥200	¥200	¥1,000	¥2,000	¥3,000
Dividends declared and paid per share (6)	$1.64	$1.51	$8.72	$18.65	$25.54

Balance Sheet Data
Working capital	¥107,013	¥586,679	¥493,679	¥1,047,597	¥558,459	$4,754
Total property, plant and equipment, net	2,618,992	2,676,128	2,702,505	2,682,429	2,777,454	23,642
Total assets	6,067,225	6,058,007	6,262,266	6,136,521	6,365,257	54,182
Total debt (7)	1,429,332	1,348,368	1,091,596	948,523	792,405	6,745
Total liabilities	2,671,717	2,582,018	2,557,510	2,228,468	2,312,120	19,681
Total shareholders’ equity	3,291,883	3,475,514	3,704,695	3,907,932	4,052,017	34,491

Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	679,709	779,545	756,002	781,096	773,066	6,580
Net cash provided by operating activities	1,341,088	1,584,610	1,710,243	1,181,585	1,610,941	13,712
Net cash used in investing activities	(1,125,093)	(871,430)	(847,309)	(578,329)	(951,077)	(8,096)
Net cash used in financing activities	(33,372)	(333,277)	(705,856)	(672,039)	(590,621)	(5,027)
Margins (percent of operating revenues):
Operating income margin	21.5%	22.0%	21.8%	16.2%	17.5%	17.5%
Net income margin	(2.5)%	4.4%	12.9%	15.4%	12.8%	12.8%

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and operating expenses for the fiscal year ended March 31, 2002 are reclassified. Equipment sales and operating expenses for the year ended March 31, 2003, were decreased by ¥558,923 million and ¥571,223 million, respectively, as a result of the adoption of EITF 01-09. Operating expenses, amounting to ¥507,884 million for the year ended March 31, 2002 are also reclassified as a reduction of equipment sales. The cumulative effect of this accounting change relates to the timing for recognizing commissions payable to agents.
(2)	Includes a gain on sale of AT&T Wireless Services, Inc. shares of ¥501,781 million for the year ended March 31, 2005, and an aggregate gain on sales of Hutchison 3G UK Holdings Limited and KPN-Mobile N.V. shares of ¥101,992 million for the year ended March 31, 2006.
(3)	Includes impairment of investments in affiliates. See Note 6 of the Notes to the Financial Statements.
(4)	Net of deferred taxes of ¥470,278 million, ¥226,450 million, ¥(4,527) million, ¥1,492 million and ¥1,653 million in the years ended March 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(5)	The dividends declared and paid per share are adjusted to reflect the stock split (five-for-one) that took effect on May 15, 2002.
(6)	The dividends per share were translated into U.S. dollars at the relevant record date.
(7)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average (1)	Period-end
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.94	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.15	117.48

Calendar Year 2005
December	120.93	115.78	118.46	117.88

Calendar Year 2006
January	117.55	113.96	115.48	116.88
February	118.95	115.82	117.86	115.82
March	119.07	115.89	117.28	117.48
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June (through June 20, 2006)	115.26	111.66	113.93	115.02

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥117.48, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. The noon buying rate for Japanese yen on June 20, 2006 was $1.00 = ¥115.02.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

With the introduction of Mobile Number Portability in Japan and the emergence of new service providers, competition is expected to intensify as the market environment changes. The increasing competition from other service providers and other technologies may limit our acquisition of new subscribers and retention of existing subscribers, may suppress ARPU and may increase our costs and expenses.

As we prepare for such factors as the introduction of Mobile Number Portability in Japan this fiscal year ending March 31, 2007 and the emergence of new service providers, we are experiencing increasing competition in the Japanese wireless telecommunications industry. For example, other cellular service providers have introduced new products and services, including 3G handsets, music player handsets, music distribution services, and fixed-rate services for voice communication limited to specified recipients, e-mail and the like. There are other cellular service providers that provide communication services based on technologies different from W-CDMA, which we have adopted for our 3G FOMA service, that currently provide faster data transmission speeds than our 3G services. Also, there are providers that now offer or may in the future offer services such as combined billing and aggregated point programs in conjunction with fixed line communications, which may be more convenient for customers.

On the other hand, there may be increased competition due to the introduction of other new services and technologies, especially low priced and flat-rate services, fixed line or mobile IP phones, high-speed fixed line broadband Internet service and digital broadcasting and wireless LAN, etc., or an integration of these services.

In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile communications providers in Japan, such as saturation in the Japanese cellular market, changes to business and market structure, changes in the regulatory environment and increased rate competition.

Under such circumstances, the number of net new subscribers we acquire each month may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty in acquiring new subscribers, we may not be able to maintain existing subscribers at expected levels, due to increased competition among cellular service providers in the areas of rates and services. Furthermore, as a result of severe competition for acquisition of subscribers, we may need to incur higher costs than we expected, such as distributor commissions and other expenses. In this severely competitive environment, in order to provide various advanced services and increase user convenience, we have made various rate revisions, such as the introduction “pake-hodai”, meaning “as many packets as you want”, in June 2004, which is a flat-rate packet transmission service for FOMA i-mode, the introduction of a new, unified rate plan for FOMA services and mova services in November 2005, which users find simple and easy to understand, and a new rate plan that enables users to apply “pake-hodai” with all FOMA services. However, we cannot be certain whether these measures will enable us to acquire new and maintain existing subscribers. Furthermore, if the trend of subscribers using “Family Discounts” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect, which may have a material adverse affect on our financial condition and results of operation.

If the new services and forms of usage which we propose and introduce are not successful, our growth may be constrained.

We view the expansion of AV traffic such as TV phone via 3G handsets, the development and penetration of new services useful in everyday life and business through i-mode FeliCa, such as credit services, and other services and technologies and increased revenue through the expansion of data communications as important to our future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth. In particular, we cannot be certain that:

•	we will be able to find the partners or content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of shops and other establishments to use i-mode FeliCa readers;

•	we will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the penetration and expansion of such services within budget;

•	the services we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•	manufacturers and content providers will create and offer products, including handsets for our 3G system and handsets and contents for our 3G i-mode service at an appropriate price and on a timely basis;

•	our current or future data communication services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;

•	demand in the market for mobile handset functionality will be as we expect and as a result, our handset procurement costs will be reduced; and

•	we will be able to commence services with improved data communication speed enabled by HSDPA (High Speed Downlink Packet Access, a high speed packet transmission technology utilizing W-CDMA) technology as we plan.

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;

•	measures to open up Internet platforms and segment platform functions such as authentication and payment collection to other operators;

•	rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting or collecting i-mode content fees or putting i-mode service on cellular phone handsets as an initial setting;

•	measures to enhance competition that would restrict our business operations in the telecommunications industry;

•	regulation to prohibit or restrict certain content or transactions, or mobile Internet services such as i-mode;

•	measures which would introduce new costs such as the designation of mobile phone communications as a universal service which would require us to provide service in all regions in Japan and other changes to the current universal service fund system

•	regulations to increase handset competition such as the abolishment of financial incentives for sales of mobile handsets and SIM (Subscriber Identity Module) regulations; and

•	fair competition measures relating to MVNO (Mobile Virtual Network Operator) such as the compulsory lease of networks.

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

One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum it can use. We have limited spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods, if our subscriber base dramatically increases or the volume of content such as images and music provided through our i-mode service is significantly expanded. Also, in relation to our 3G service and packet transmission flat fee service for 3G i-mode, an increase in the number of subscribers and traffic volume by such subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline.

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

However, if a sufficient number or other mobile operators do not adopt W-CDMA technology or there is a delay in the introduction of W-CDMA technology, we may not be able to offer global roaming services as expected and we may not be able to offer our subscribers the convenience of overseas service. Also, in the case if adoption of W-CDMA technology abroad is not conducted sufficiently and the number of i-mode subscribers among our strategic partners and the usage of i-mode service by those subscribers does not increase sufficiently, we may not realize the benefits of economies of scale we currently expect in terms of purchasing network facilities and offering of handsets and contents developed for our services at appropriate prices. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to appropriately and promptly adjust their handsets and network equipment if we need to change the handsets or network we currently use due to a change in W-CDMA technology as a result of activities conducted by standard-setting organizations.

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

In recent years, the companies in which we have invested have experienced a variety of negative developments, including severe competition, increased debt burdens, significant volatility in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and such loss in value is other than a temporary decline, we may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

As electronic payment capabilities and many other new features are built into our cellular handsets, and the services of third parties are provided through our cellular handsets, problems may arise in the event that handsets malfunction, contain defects, are lost or fail to complete services provided by other operators.

Various functions are mounted on the mobile handsets we provide, and if we cannot appropriately deal with technological problems that may arise with respect to current or future handsets or the malfunction or loss of handsets, our credibility may decline and our corporate image may be damaged, leading to an increase in contract cancellations or an increase in expenses for indemnity payments to subscribers and our financial condition or results of operations may be affected. New issues may arise which are different from those related to mobile communications services which we have been providing, especially with i-mode handsets with FeliCa capabilities that can be used for electronic payment and credit transactions. Events that may lead to a decrease in our credibility and corporate image include the following:

•	Breakdown, defect and malfunction of our handsets;

•	Loss of information, e-money or points due to a breakdown of handsets or other factors;

•	Illegal use of information, e-money, credit functions and points by third parties due to a loss or theft of handsets;

•	Illegal access to and use of user records and balances accumulated on handsets by third-parties; and

•	Inadequate and inappropriate management of e-money, credit functions or points by companies with which we make alliances or collaborate.

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

Unsolicited bulk e-mail, for instance, is a problem for our i-mode service. Despite our extensive efforts to address this issue to protect our subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying to our subscribers via various brochures, providing unsolicited bulk e-mail filtering function with our handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. Also, recently, a different kind of unsolicited bulk e-mail using “short-mail” and “SMS (short message service)” we provide in addition to i-mode, is becoming an issue. If our subscribers receive a large amount of unsolicited e-mails, it may cause a decrease in customer satisfaction and damage our corporate image, leading to a reduction in the number of our i-mode subscribers.

Mobile phones have been used in crimes such as “it’s me” fraud, in which callers request an emergency bank remittance pretending to be a relative. To combat these misuses of our services, we have introduced various measures such as more strict identification confirmation at points of purchase, and furthermore ended new contracts for pre-paid mobile phones as of the end of March 2005 because pre-paid mobile phones are easier to use in crimes. However, in the event criminal usage increases, mobile phones may be regarded as a problem and lead to an increase in cancellation of contracts.

In addition, as our handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet transmission at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet transmission in terms of frequency and volume. Also, inappropriate use of our mobile handsets with built-in camera has become a social issue such as taking photos of an article from a magazine in a bookstore or taking pictures at art galleries and museums where picture taking is prohibited. Furthermore, there are issues concerning manners for phone usage in public places such as in trains and occurrence of car accidents caused by the use of mobile phones while driving. These issues may similarly damage our corporate image.

To date, we believe that we have properly addressed these social issues surrounding mobile phones. However, it is uncertain whether we will be able to continue addressing those issues appropriately in the future as well and when we fail to do so, we may experience an increase in cancellation of existing subscriber contracts or fail to acquire new subscribers as expected and it may affect our financial condition and results of operations.

Inappropriate handling of subscriber information by our employees or subcontractors would damage our credibility and corporate image.

In April 2005, the Law concerning the protection of personal information (the “Personal Information Protection Law”) came into force and protection of personal information became an important issue at companies which handle personal information. We hold information on our subscribers, and to appropriately and promptly address the Personal Information Protection Law, we have set up an “information security department” to put in place comprehensive security management across the company, such as thorough management of subscriber information, employee education, supervision of subcontractors and by strengthening technological security.

However, in the event an information leak occurs despite these security measures, our credibility may be significantly damaged and we may experience an increase in cancellation of subscriber contracts, an increase in indemnity cost and slower increase in additional subscribers and our financial condition and results of operations may be adversely affected.

If we are unable to obtain licenses, etc., or other rights to use the intellectual property rights of third parties that are crucial to our business, we may not be able to offer certain technology, products, or services. In addition, our group may be liable for damages due to infringement of the intellectual property rights of other companies.

In order for the company to carry out the business, it is necessary to obtain licenses, etc., or other rights to use the intellectual property rights of third parties. Currently, our group is obtaining the licenses etc. from the holder of the right concerned by concluding the license agreement etc. We will obtain the licenses etc. from the holders of the rights concerned if others have the right of those intellectual property rights, etc. which are necessary for us to operate a business in future. However, in case that we can not come on an agreement among holders of the rights concerned or mutual agreement concerning the granted right can not be maintained afterwards, there is a possibility that specific technology, product or service of our group can not be provided. Also, if our group receives the insistence of having violated the right of the intellectual property right etc. from others, we may take a lot of time and cost for the solution, and if the others’ concerned insistences are admitted, we may owe the liability for damage etc. because of the violation of a right concerned.

Earthquakes, power shortages, malfunction of facilities, software bugs and viruses, hacking, unauthorized access or cyber attacks may cause system failures in our cellular network, handsets or other networks required for the provision of service, disrupting our ability to offer our services to our subscribers and damaging our group’s credibility and corporate image.

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

There have been instances in which millions of computers worldwide were infected by viruses though the Internet. Similar incidents could occur on our mobile communications network. If such a virus entered our network or handsets through such means as hacking, unauthorized access, or otherwise, our system could fail and our mobile phones become unusable. In such an instance, the credibility of our network and customer satisfaction could decrease significantly. Although we have enhanced our security system to block unauthorized access and remote downloading in order to provide for unexpected events, such precautions may not make our system fully prepared for every event.

In the event we are unable to properly respond to any such events, our credibility corporate image may be reduced, and we may experience a decrease in revenues as well as significant repair cost expenses which may affect our financial condition and results of operations. Additionally, our network could be affected by software bugs or human errors which are not the result of malfeasance, but also result in a system failure.

Concerns about adverse effect on health by wireless telecommunications may increase.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others, including by causing cancer and vision loss and interfering with various electronic medical devices, including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber or litigation, and may also potentially adversely affect our corporate image, financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a relation between electric wave emissions and health problems.

Furthermore, although the electric wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan, including guidelines regarding the specific absorption rate of electric waves, and the International Commission on Non-Ionizing Radiation Protection, the guidelines of which are regarded as an international safety standard, the Electromagnetic Compatibility Conference of Japan has

confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones. There is a possibility that modifications to regulations, new regulations or restrictions could limit our ability to expand our market or our subscriber base or otherwise adversely affect us.

Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2006, NTT owned 62.2% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications, or MPT, in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint our directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2006, NTT owned 62.2% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in our company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of our company would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. Additionally, our Board of Directors is authorized to issue 141,320,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2006. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. With the exception of some affiliates for which shares are held through dedicated holding companies, the percentages in parenthesis represent our direct holdings in these subsidiaries and affiliates.

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

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B. Business Overview.

Overview

We are Japan’s leading wireless telecommunications services provider and one of the largest cellular phone service operators in the world as measured by total number of cellular subscribers, with an aggregate cellular subscriber base of approximately 51.14 million and an estimated domestic market share of 55.7% as of March 31, 2006. We offer a range of high-quality, high-mobility telecommunications services such as 3G and second generation, or 2G, cellular services, Personal Handyphone System, or PHS services, and other specialized wireless telecommunications services, including Quickcast services (paging services) and satellite mobile communications services.

For the year ended March 31, 2006, we had operating revenues of ¥4,765,872 million and operating income of ¥832,639 million, representing an operating margin of 17.5%. Our net income was ¥610,481 million, which was equivalent to net income per share of ¥13,491. Our management currently believes that we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our 3G services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2006, 46.36 million cellular subscribers had signed up for i-mode services, a 5.3% increase from the 44.0 million subscribers as of March 31, 2005. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 2G and 3G networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers the freedom to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more, significantly increasing data revenue, expanding our market share, increasing the number of subscribers, creating new sources of income and strengthening our brand image.

We have also introduced other services to promote and capture the increasing demand for mobile multimedia services. These include services that allow Internet access through the combination of a cellular phone and a laptop computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location-based pinpointing services through the global positioning system, or GPS, and cellular network. We are also promoting wireless data communication and have released products such as PDAs and card type wireless Internet access devices which are used for laptop PCs and PDAs. In addition to expanding the market for person-to-person communications such as i-mode, we are creating a market for ubiquitous machine-to-machine communications such as remote monitoring of vending machines. We are promoting the use of videophones as a communication tool and other applications and services which integrate cellular services into users daily lives through the use of external interfaces such as IrDA, QR code and contactless ICs. IrDA is a short-range data communications standard that uses infrared rays and QR Code is a two-dimensional code for expressing vertical and horizontal alphanumeric characters, Japanese characters, images, etc. We promote our Osaifu-Keitai service on a commercial basis using contactless ICs, to create new usage opportunities by linking our handsets with other business platforms such as electronic money, membership certificates and point programs, etc. We also introduced a new brand for mobile credit payment services and issued a new conventional credit card that can be used in conjunction with this mobile credit payment service.

We offer our cellular phone services on our nationwide 2G and 3G networks. Our 2G and 3G networks cover essentially all of the population of Japan (we calculate population coverage ratios by dividing the population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total population in Japan). We are concentrating on meeting customer needs by expanding service areas, improving quality, and building additional facilities in conjunction with higher communications demand.

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

We also offer voice and data transmission services on our PHS network. The number of PHS subscribers decreased from 1.31 million in March 2005 to 0.77 million as of March 31, 2006. As of April 30, 2005, we had stopped accepting new applications for PHS service, and we aim to terminate service during the third quarter of the year ending March 31, 2008. We will determine the specific date for termination of service while monitoring the PHS usage trends of our customers.

We further upgraded our 2G networks and systems, such as the 2G PDC, PDC-P and PHS networks, and in order to more fully exploit the potential demand for mobile multimedia, we introduced a 3G network and system on a fully commercial basis in October 2001. We believe that the introduction of 3G services marked the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile phone handsets and other communication devices. We developed and our 3G system based on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with 3G standardization efforts of the International Telecommunications Union, or ITU. For a discussion of the 3G standardization efforts and the status of 3G development and deployment, please see “3G Networks- 3G Standardization Efforts” in this Item 4.B.

Our 3G system provides high quality voice transmission services, circuit switched data services (at 64 kbps) and high-speed packet transmission services (at up to 384 kbps), and serves as a platform for FOMA i-mode services. As of March 31, 2006, the number of FOMA subscriber was approximately 23.46 million, doubled from 11.5 million subscribers we had as of March 31, 2005, and octupled from March 31, 2004. Our FOMA population coverage ratio as of March 31, 2006, was virtually 100% of Japan (with the exception of some islands) and included all urban areas nationwide.

We have also been promoting the adoption by mobile communications operators around the world of 3G services using W-CDMA technology, which is one of the global technology standards for mobile telecommunications, and mobile multimedia services, including i-mode. Through these efforts, we aim to:

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

To achieve our international strategic objectives, we have made investments and became minority shareholders in telecommunication operators overseas, including Far EasTone Telecommunications Co., Ltd., or Far EasTone, Hutchison Telephone Company Limited, or HTCL, KT Freetel Co., Ltd. or KTF, and Philippine Long Distance Telephone Company, or PLDT. We have established alliances through which we have licensed the technology for our popular i-mode data communications and wireless Internet access service to many other mobile telecommunications providers in the Asia-Pacific and Europe. We have also formed an alliance tentatively called the “Asia-Pacific Mobile Alliance” with Far EasTone, Hutchison Essar Limited, HTCL, KTF, Ltd., PT Indosat Tbk, and StarHub Ltd. to enhance members’ competitiveness in international roaming and corporate mobile services within their own countries and regions and across the Asia-Pacific region. Through our investments in and alliances with other mobile telecommunications providers, we have established footholds for our technology and services in many parts of the world. For additional information regarding our international investments and alliances, see “- Global Businesses—International Investments and Licensing Agreements”.

We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D division, which includes centers for network research, wireless research and multimedia research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe that the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for mobile communications. Currently at the R&D Center, we are striving to further develop mobile phone services and are engaging in the development of HSDPA and Super 3G, as well as in fundamental research for 4G.

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution and after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2006, included approximately 1,535 DoCoMo Shops (which exclusively offer our products and services), approximately 515 primary agents and approximately 13,550 general agents.

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. The rapid growth in its uptake, on the other hand, has also caused some negative social problems, such as spam and crimes involving the use of cellular handsets. Meanwhile, people’s concerns against earthquakes and other natural disasters as well as global environment have heightened in the recent years.

To address these issues, we have worked to improve the reliability of our communications facilities and network and reinforced countermeasures against disasters, strongly aware of our mission to fulfill our corporate social responsibility. As a part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent spam, and responded to the issues addressed in the surveys and research programs conducted by the Mobile Society Research Institute. In addition, we have actively promoted various environmental conservation and social contribution activities on an ongoing basis, including the collection and recycling of used mobile phone handsets and accessories, saving on paper resources by offering an “e-billing service” which provides customers’ bills through our website or by e-mail message, the “DoCoMo Woods” forestation campaign, and encouraging our employees to take part in various community works as volunteers.

At DoCoMo group, we believe that it is our social mission to help shape a safer and more peaceful world. To realize this goal, we set forth the “DoCoMo Anshin Mission” during the fiscal year ended March 31, 2006, under which the whole corporate group implemented various measures and promoted technical innovations in a comprehensive and unified approach.

The concrete actions undertaken under “DoCoMo Anshin Mission” include the following:

•	Introduced a mechanism to prevent mail-based spoofing, and reinforced measures against spam by allowing the combined use of i-mode’s selective mail reception and selective mail rejection functions.

•	Held approximately 600 sessions of “DoCoMo Keitai Safety School” seminars in elementary, junior and senior high schools and local communities nationwide to provide children with tips on safe and courteous phone usage.

•	Released FOMA SA800i “Kids’ PHONE” equipped with various safety functions so that parents can allow children to carry mobile phones with fewer concerns. At the same time, launched the “imadoco search” locating service and “Kids’ i-menu” featuring content designed specifically for children.

•	To assist users with disabilities to more actively participate in social activities, expanded the number of subscribers eligible for fee exemptions and eliminated the fees previously required for service subscribers when changing handset models under our “Hearty Discount” extended to our customers with disabilities.

•	Released an environment-friendly handset made of bio-plastic, FOMA N701iECO, as a part of our environment conservation initiatives.

•	To improve the convenience of “i-mode Disaster Message Board Service”, enabled users to register and confirm messages regarding a person’s safety in the wake of disaster without the need to pay for packet transmission charges. Also, added “registered mail transmission function”, which sends a message posted on the Message Board to pre-designated mail addresses, and enabled users to access and confirm registered messages from abroad via i-mode.

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

Cellular Services

Our core business is our cellular services. For the year ended March 31, 2006, our cellular services, including associated equipment sales accounted for approximately 98.2% of our consolidated operating revenues. We offer mova service, on our 2G network, compatible with voice and data communication. We also offer FOMA service, on our 3G network, with voice and high-speed data communication which is compatible with various services such as Videophone and, video content downloading.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, call forwarding, and call waiting. In September 2003, we introduced the “Melody Call” service which allows users to set music as their ring tone and to play music for incoming callers. In December 2004, we introduced the “Option Pack Discount” under which, by signing up for voice mail, call waiting, Melody Call, and call forwarding at the same time, a user will see the basic monthly usage charges lowered from ¥600 to ¥400.

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

Cellular (FOMA) Services

FOMA services are our third generation, or 3G, wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our users. We aim to further develop and expand FOMA services in the fiscal year ending March 31, 2007. In the year ended March 31, 2006, we saw significant growth in FOMA, with subscribers reaching approximately 23.46 million. Over the coming years, we expect a continued shift in our subscriber base from mova services to FOMA services.

Our basic strategy is to expand our FOMA services. We believe that our FOMA services are well-suited for both ordinary users as well as business users because of FOMA’s advanced features, including clear voice quality, high data communication speeds, video transmission capabilities and diversified billing plans for packet transmission.

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

In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at a speed up to 384 Kbps. In May 2003, we launched commercial service of “V-Live” which enables FOMA users to access to streaming video live and archived video, with contents including music, sports, news, animation, and tourist information. In November 2005, we launched our “Push Talk” service, which allows real time group conversations for up to five speakers, simultaneously.

In June 2003, we launched an international roaming service for FOMA called “WORLD WING”, which allows FOMA subscribers traveling abroad to make and receive calls from their regular FOMA phone numbers by inserting the FOMA UIM chip that comes with their FOMA handset into a GSM handset. As we introduced a 3G and GSM capable handset in December 2004, WORLD WING subscribers are now able to make and receive calls from their regular FOMA phone number without changing their handset in 132 countries and regions as of March 31, 2006. As we launched international packet roaming service in December 2004, this handset also enables WORLD WING subscribers to access i-mode packet transmission in 69 countries and regions as of March 31, 2006.

In February 2005, we launched international SMS for FOMA subscribers, and in July 2005 we introduced international MMS (multimedia messaging service). FOMA users are able to make international videophone calls via our 3G networks to 3G subscribers in 23 countries and regions including the UK, Hong Kong, Singapore, and Australia.

i-mode

i-mode services are wireless Internet access services based on a data transmission system that organizes data into bundles called packets prior to transmission. Our i-mode handsets allow subscribers to send and receive data through our i-mode server to and from the Internet while also providing users with the full range of cellular voice services. i-mode is an optional service available to mova and FOMA subscribers which allows users to send and receive e-mail, access online services such as banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all cellular handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service. We introduced i-mode to take advantage of the growth in demand for data transmission services. The introduction of i-mode services encouraged our cellular phone users to use data transmission more and thereby changed the way cellular phones are used in Japan.

Basics of i-mode Services

Our i-mode services consist of four main components: the i-mode handset, the i-mode packet network, the i-mode server and content providers.

The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a color-browser and the ability to transmit and receive data packets at up to 28.8 kbps using our 2G network or at up to 384 kbps using our 3G network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML, which is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most are equipped with built-in cameras. Most new customers subscribe to receive i-mode services together with cellular phone services.

From the i-mode handset, data are transmitted to a packet network. mova i-mode is based on the PDC mobile packet transmission system and uses the same packet network as our packet transmission service, which is called “DoPa”. The packet network acts as a relay station between the handset and the i-mode server. FOMA i-mode is based on our 3G network which also supports voice communication services for our FOMA subscribers.

The i-mode server functions as the gateway between our network and the Internet. The function of the i-mode server is data distribution, e-mail transmission and storage, i-mode customer management, content provider management and information charging. The i-mode server is also connected to certain banks and other information providers either by leased lines or through the Internet.

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and voluntary web sites. In February 1999, when i-mode services were introduced, i-mode users had access to 67 content providers, but voluntary web sites had not been introduced. As of March 31, 2006, there were approximately 6,000 DoCoMo i-mode portal menu sites and approximately 93,500 voluntary web sites.

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

We offer an area-specific information service called “i-area”, which provides weather, dining, traffic and other types of information to our i-mode users. “i-area” is a service that automatically selects and displays i-mode content relating to the current whereabouts of an i-mode user. Users do not select service areas since the base stations automatically recognize their general location. Our “open i-area” service allows any content provider to relay i-area information to users.

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

During the year ended March 31, 2006, our i-mode alliance partners launched i-mode services in five countries: Cellcom Israel Ltd. in Israel and Mobile TelSystems OJSC in Russia in September 2005, O2 plc’s subsidiaries in United Kingdom, or UK, and Ireland in October 2005, and StarHub Ltd. in Singapore in November 2005. These launches increased the number of countries and regions offering i-mode services to 15, including Japan. From May 2005, eight i-mode operators started the first joint procurement tie-up for i-mode handsets with purchases of the Korean vendor LG Electronics’ L341i handset. The total number of i-mode subscribers outside Japan surpassed 6 million in December 2005 with and includes subscribers in Germany, the Netherlands, Taiwan, Belgium, France, Spain, Italy, Greece, Australia, Israel, Russia, UK, Ireland, and Singapore. In February 2006, we expanded our i-mode partnership with SMART Communications, Inc., a leading mobile operator in Philippines.

To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since 1997. Among other measures, we have enabled users to block all mail sent to them from particular addresses, provided i-mode users (limited to mova users) with 400 packets per month (worth approximately ¥120 per month) of free packet-data communication, blocked e-mails sent to large numbers of invalid e-mail addresses, enabled users to restrict incoming e-mail to user-designated domains and offered new ringing tones which help to prevent receipt of unwanted calls from unknown numbers. In March 2002, we began to provide priority connection service for highly reliable data transmissions and in October 2003, we restricted the number of i-mode e-mails that can be transmitted from a single handset in a day to no more than 1,000 transmissions from the same phone per day. In December 2003, we upgraded our services for blocking spam from forged domains.

On September 9, 2005, we began offering “i-channel” service to FOMA users subscribing to i-mode. Subscribers to i-channel service automatically receive updates covering news, weather, entertainment, sports, horoscopes and more, with the information delivered automatically to a handset’s standby screen.

Osaifu-Keitai (i-mode FeliCa) Services and Credit Card Business

In July 2004, we launched our Osaifu-Keitai (i-mode FeliCa) service on a commercial basis using the contactless ICs, to create new usage opportunities by linking our handsets with other business platforms such as electronic money, membership certificates and point programs, etc. “Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as useful functions and services enabled by the IC chip. With these functions, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card, and an airline ticket, among other things.

The total user base of Osaifu-Keitai handsets compatible with i-mode FeliCa topped 10 million subscribers in January 2006, and reached approximately 11.8 million as of the end of March 2006. The number of shops providing this service has increased steadily, reaching 71,000 as of April 1, 2006. Among the services available with the Osaifu-Keitai, we believe that the “Mobile Suica” service, which incorporates the “Suica” electronic commuter pass service which East Japan Railway Corporation launched in January 2006 into our Osaifu-Keitai phones, is a service that, as an integral part of our customers’ lifestyles, will promote customer use of the Osaifu-Keitai services. In addition, we have expanded the number of outlets where Osaifu-Keitai service is provided by shouldering the initial costs required for the installation of Osaifu-Keitai reader/writer machines at merchants, and thereby created a mechanism which allows us to recoup the investments by collecting commission fees based on the number of transactions.

In September 2005, we began providing “ToruCa”, an additional function of the Osaifu-Keitai. The “ToruCa” function enables a user to download promotional coupons and store information onto a mobile phone, simply by waving an Osaifu-Keitai enabled handset in front of a dedicated reader/writer machine at merchants.

On April 27, 2005, DoCoMo, Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Card Co., Ltd. and Sumitomo Mitsui Banking Corporation (SMBC) jointly announced that we agreed to form a strategic, business and capital alliance for the launch of a credit-payment service using DoCoMo Osaifu-Keitai phones equipped with smart-card functions for cashless payments. As part of the tie-up, we acquired 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98.7 billion, including new shares to be issued by Sumitomo Mitsui Card, the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry.

On December 1, 2005, we launched our new iD credit card brand that enables users to make credit card payments using the Osaifu-Keitai service.

The iD credit card brand is a payment platform enabling speedy, signatureless credit card payment; a user simply waves the Osaifu-Keitai enabled handset in front of a dedicated reader/writer when paying at a store. It can be used for both small and large purchases, and has a variety of features to prevent unauthorized use, so owners can use the iD credit card securely and with peace of mind. We are providing the iD brand as an open model to credit card issuers, who can offer card members credit services combining conventional plastic cards and use of iD with the Osaifu-Keitai.

On March 6, 2006, we announced an alliance with the credit card companies Credit Saison Co., Ltd., and UC Card Co., Ltd., and with Mizuho Bank, Ltd., whose client base is centered on individual retail customers. Following the announcement of this alliance, we acquired Mizuho’s stake in UC Card, which was approximately 18% of UC Card’s outstanding shares. We intend to continue providing iD to credit card issuers as an open model.

Our aim for iD is to expand the range of situations in which the Osaifu-Keitai is used, and our goal is for mobile handsets to become “Seikatsu Keitai”, that is, even more fully integrated into the daily lives of our subscribers. In April 2006, we introduced “DCMX”, a service using iD and for which we are the credit issuer. “DCMX” is a credit service that can be used for small purchases, and we have prepared a service menu that includes “DCMX mini” and “DCMX”, and thus offer credit card services tailored to our customers’ lifestyles. By developing these credit card businesses, we aim to expand demand in Japan for credit services, and, as we do so, to capture a portion of this market, leading to growth in our corporate value.

Cellular Subscribers

Our number of subscribers including mova and FOMA subscribers has grew by approximately 2.32 million in the most recent fiscal year to approximately 51.14 million as of March 31, 2006, which represents a market share of 55.7%, a 0.4 points decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

As a result of favorable sales for FOMA handsets, such as the 902i series handsets, available since November 2005, and the 701i series handsets and 702i series handsets, available since September 2005 and February 2006 respectively, FOMA subscribers as of March 31, 2006 totaled approximately 23.46 million, a dramatic increase from the approximately 11.5 million as of March 31, 2005. Monthly minutes of use (MOU) per FOMA subscriber for the year ended March 31, 2006, totaled 202 minutes.

Subscriber growth for i-mode services over the past five years has been 24.7 million. The DoCoMo cellular subscriber numbers, including i-mode subscriber numbers, for the years ended March 31, 2003, 2004, 2005 and 2006 are as follows:

	Year ended March 31,
	2003	2004	2005	2006
	(in thousands)
DoCoMo cellular subscribers	44,149	46,328	48,825	51,144
mova subscribers	43,819	43,283	37,324	27,680
FOMA subscribers	330	3,045	11,501	23,463
i-mode subscribers	37,758	41,077	44,021	46,360
i-mode subscribers(mova)	37,456	38,080	32,667	23,446
i-mode subscribers(FOMA)	303	2,997	11,353	22,914
DoCoMo estimated market share of total subscribers	58.1%	56.6%	56.1%	55.7%
DoCoMo subscriber growth rate	7.7%	4.9%	5.4%	4.7%
DoCoMo average monthly churn rate(1)	1.23%	1.21%	1.01%	0.77%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscriber base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscribers* from April to March.

*	active cellular subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

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

The number of cellular subscribers for the year ended March 31, 2006 includes Communications Module Service subscribers. These subscribers were included in the number of cellular subscribers beginning with the results for the six months ended September 30, 2004 in order to conform the definition of subscribers with that of other mobile operators in Japan. Relevant items in the full-year results for the fiscal years ended March 31, 2002 through 2004 have been modified by adding Communications Module Service Subscribers to the previously announced numbers.

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

Over the past few years, as the competition for subscribers has increased, tariff rates and monthly charges have been significantly reduced with certain other fees eliminated entirely. Currently, our cellular subscribers pay (i) an activation fee of ¥3,000, (ii) a fixed monthly plan charge based upon the “plan” chosen, (iii) usage or per call charges which vary according to duration and the particular plan chosen and (iv) additional monthly service fees for miscellaneous value-added services.

One of our basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts can be credited against telephone calls, packet transmissions, Push Talk, video phone, SMS, short mail, and international communications. Prepaid amounts are first allocated to voice minutes. To the extent that voice minutes do not exhaust the prepaid amount, it is then credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amount will not change even after the discounts are applied to monthly charges. We also provide “Charge Notice Service” which sends a notice via i-mode mail, mopera mail or Internet mail (choose up to two) when the total amount of charges of the month has exceeded the amount subscribers have set in advance (¥10,000 or over, in ¥5,000 increments).

Charges for 64 kbps circuit switched data service, such as for FOMA video phones, are approximately 1.8 times that of standard voice charges. The fee structure for FOMA packet transmission services is based on the volume of data transmitted and varies between from ¥0.015 per packet to ¥0.2 per packet, depending on which plan users choose. Charges for mova packet transmission are ¥0.3 per packet.

In November 2003, we commenced a new billing service that automatically carries over any unused prepaid amounts for up to two months. The rollover plan, called “Nikagetsu Kurikoshi”, applies to all mova and FOMA subscribers, including those using other discount services.

Our Family Discount service offers discount rates for fixed monthly charges and communication charges between family members of 25% and 30%, respectively.

Effective February 2005, the benefits of our “Nikagetsu Kurikoshi” and Family Discount services were combined, giving family members access to one another’s unused portions of monthly data and voice allowances. This applies to all mova and FOMA subscribers.

On November 1, 2005, we revised the billing plans for FOMA and mova voice services, making them easier for subscribers to understand. Under these new plans, the charges for FOMA and mova services was made uniform, “call charge classifications” were eliminated, and the unit for call charges was set at a uniform 30 seconds. Previous billing plans were complicated, as charges were different for FOMA and mova services and “call charge classifications” were used, under which charges were different depending on the time of the call, the type of phone the other party was using, and the distance between caller and receiver.

In addition, when a customer uses the new “Ichinen Discount” billing plan, beginning with the second year, the discount rate on basic monthly usage fees increases according to the number of years the subscription has been valid, gradually increasing to a 25% discount after 10 years.

On December 1, 2005, we introduced the “Fami-Wari Wide” discount plan targeting children junior high school age or younger, seniors aged 60 or older and “Hearty” discount subscribers, which combine with the Family Discounts to provide even greater savings. On March 1, 2006, we introduced “Fami-Wari Wide Limit”, under which subscribers can set a limit for amount of out-going use.

We believe that our variety of easy-to-understand plans, prices and discounts has helped us remain competitive in retaining existing subscribers and attracting new subscribers.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data are transmitted. The monthly i-mode usage fee for FOMA users is ¥200 per month. The basic charge for one packet (128 bytes) of i-mode packet transmission varies according to the packet billing plan selected by the user, but is priced between ¥0.015 and ¥0.2 per packet. The basic charge for mova users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥4. Passengers can check airline seat availability for as little as ¥50. For new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons. mova i-mode users pay us a ¥200 per month i-mode usage charge in addition to the standard monthly charge for voice services.

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

In June 2004, we introduced a new flat rate packet transmission service called “pake-hodai”, which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥3,900, for users of our FOMA i-mode service. At the start of this service, only subscribers of some high-call plans were eligible to subscribe to the plan, however we began offering “pake-hodai” with all new FOMA (voice) billing plans on March 1, 2006.

By introducing this plan, we added value for our users and expanded use of miscellaneous i-mode contents by freeing customers from concerns about their monthly bill. The number of “pake-hodai” subscribers as of March 31, 2006 totaled approximately 5.6 million. Also, the charges for packet transmissions other than i-mode communications (such as browsing the web via devices connected to a 3G handset) on the “pake-hodai” plan have been set at ¥0.02/packet.

We provide another FOMA discount service called “Packet Pack”. Communications charges per packet are less with Packet Packs and the monthly charge serves as subscribers’ communications allowance. With the combination of Packet Pack and a FOMA billing plan, subscribers can save on packet transmission costs. In May 2004, we also revised the charges for Packet Packs. We added a new Packet Pack plan in April 2005, and there are now four Packet Pack plans, enabling customers to choose the plan best suited to their i-mode or other packet transmission usage.

Cellular System Usage

We track subscriber usage of our cellular services with two measures, average MOU, and average monthly revenue per unit (ARPU). MOU measures the average amount of connection time per month per unit among our subscribers. ARPU is used to measure average monthly operating revenues attributable to designated services on a per unit basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges from designated services that are charged consistently each month, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.

MOU (FOMA+mova) decreased to 149 minutes per month for the year ended March 31, 2006 from 151 minutes in the prior fiscal year. ARPU (FOMA+mova) decreased to ¥6,910 in the year ended March 31, 2006 from ¥7,200 in the prior fiscal year.

The primary reason that aggregate ARPU (FOMA+mova) decreased in the year ended March 31, 2006 from the prior fiscal year was the increase in the discount rate of “Family Discount” and “Ichinen Discount”, and the increase in the number of FOMA billing plans that can be combined with “pake-hodai”, our flat-rate packet billing plan for i-mode usage. The shrinking trend of ARPU also resulted from further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls.

The following tables set forth selected information concerning MOU and ARPU data for our wireless services in three categories, (FOMA + mova), (FOMA) and (mova):(1)

MOU and APRU (FOMA + mova)

	Year ended March 31
	2004	2005	2006
MOU (FOMA+mova)	159	151	149

Aggregate ARPU (FOMA+mova)	¥7,890	¥7,200	¥6,910
Voice ARPU (FOMA+mova)	5,920	5,330	5,030
Packet ARPU (FOMA+mova)	1,970	1,870	1,880
i-mode ARPU (FOMA+mova)	1,970	1,870	1,870

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

FY Results : Sum of No. of subscribers* for each month from April to March

*subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

MOU and ARPU (FOMA)

	Year ended March 31
	2004	2005	2006
MOU (FOMA)	219	229	202

Aggregate ARPU (FOMA)	¥10,280	¥9,650	¥8,700
Voice ARPU (FOMA)	6,900	6,380	5,680
Packet ARPU (FOMA)	3,380	3,270	3,020
i-mode ARPU (FOMA)	3,240	3,220	2,980

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

FY Results : Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

MOU and ARPU (mova)

	Year ended March 31
	2004	2005	2006
MOU (mova)	158	138	122

Aggregate ARPU (mova)	¥7,830	¥6,800	¥5,970
Voice ARPU (mova)	5,890	5,160	4,680
i-mode ARPU (mova)	1,940	1,640	1,290

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

* subscribers = (number of subscribers at the end of previous month + number of subscriber at the end of current month) / 2

(1)	Communications module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.
(2)	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*	International service-related revenues are included in the ARPU data calculation from the results for the fiscal year ended March 31, 2006, due to their growing contribution to the total cellular revenues.

[Notes associated with the above-mentioned change]

-	International service-related ARPU included in the ARPU results for the fiscal year ended March 31, 2006 is as follows:

Year ended March 31
2006
Aggregate ARPU(FOMA+mova)	¥40
Aggregate ARPU(FOMA)	70
Aggregate ARPU(mova)	30

-	ARPU data for the terms prior to the fiscal year ended March 31, 2006, do not include international service-related revenues. ARPU generated from international services, based on revenues in international services for the relevant periods, are as follows:

	Year ended March 31
	2004	2005
Aggregate ARPU(FOMA+mova)	¥20	¥20

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

We took over the operations of these PHS services beginning on December 1998. Since that time, we had implemented a variety of strategies to improve the performance of our PHS business, however in response to anticipated steady declines in the number of PHS subscribers, we stopped accepting new applications for PHS services as of April 30, 2005. Since that time, we have been offering existing PHS subscribers inducements to transfer to FOMA. On January 2006, we announced plans to terminate PHS services by the third quarter of the year ending March 31, 2008.

PHS Subscribers

At the end of the year ended March 31, 1996, the NTT Personal Group had approximately 0.38 million subscribers. Initially, with the rapid expansion of service areas and the introduction of inexpensive handsets and billing rates, the number of NTT Personal Group PHS subscribers reached approximately 2.12 million in September 1997. From September 1997 to March 31, 2000, PHS subscribers declined to approximately 1.35 million. PHS subscribers increased to approximately 1.92 million as of March 31, 2002, but fell to approximately 1.69 million as of March 31, 2003, 1.59 million as of March 31, 2004, 1.31 million as of March 31, 2005 and 0.77 million as of March 31, 2006.

Other Mobile Multimedia Services

We have focused extensively on our initiative to develop the mobile multimedia and data communications markets. As part of these efforts, we have been offering a wide variety of data services such as packet transmission at speeds up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communications at speeds up to 384 Kbps on FOMA. Our client authentication service ensures a highly secure individual authentication to suit a variety of users of the mobile Internet.

DoPa, our packet transmission service, is a driving force behind our strategy of broadening the scope of mobile communications. DoPa is used mainly in person-to-machine and machine-to-machine communications. Fees are charged according to the volume of data transmitted and received. DoPa makes the direct exchange of data possible between terminals in a wireless environment and between a terminal and an office LAN via a dedicated lease line or an ISDN connection. DoPa helps boost network efficiency and lower communication costs because it does not require an exclusive radio channel for each user. DoPa is compatible with Internet protocols such as TCP/IP and enables remote LAN and e-mail access.

As part of our endeavor to promote mobile multimedia services, we began sales of the DoPa Ubiquitous Module in July 2004 and the FOMA Ubiquitous Module in December 2005 to increase machine to machine traffic. By embedding these modules, we expect a broad range of uses such as an efficient automobile fleet management system, a wireless credit card transaction system, and a system which enables a vending machine to automatically detect and notify the amount of its inventory to a service center.

We provide Business mopera Access Series services to corporate customers, to enable them to link with office information systems from outside the workplace. Business mopera Access Pro provides extremely high-security access to corporate LANs from remote terminals such as notebook PCs and PDAs via closed networks. This service makes it possible under a contract for a single dedicated line to gain access to office information systems via a variety of wireless networks including mova, DoPa, and FOMA. In addition, we made access via i-mode possible starting in April 2005 and began offering to FOMA users packet connection services from overseas to FOMA users. In December 2004, we also launched the Business mopera Access Simple, which provide access to corporate LANs via i-mode terminals. With this service, by setting up a relay server on a LAN and installing software provided by DoCoMo, users can send and receive e-mail and view their calendars from i-mode terminals and PDAs. Customers can choose from a variety of tariffs depending on the volume of use and the cost.

In June 2005, we started “mopera U” service, which enables FOMA customers to access the Internet from public wireless LAN service areas, from overseas (using international roaming connections) and from fixed-line broadband circuits at home. “mopera U” service provides users with diversified access options as well as enhanced security features such as web compression and packet filtering and supports automatic receipt of POP mail by the FOMA M1000 handset, a PDA type of FOMA terminal that was introduced in July 2005, as well as other unique features suited for mobile environments, in order to respond to users’ diversified needs for the Internet and other data communications services and seamless network access.

Going forward, in light of the introduction of Mobile Number Portability on November 1, 2006, we are going to provide and expand a wide range of high-quality services that enable users to access the Internet in a secure and seamless way at reasonable prices, meeting users’ needs for mobile data services in the age of ubiquitous communications.

We launched a public wireless LAN service called “Mzone” in July 2002, and started offering “Public Wireless LAN course” as an optional service of “mopera U” in June 2005. Customers in a service area are able to send and receive data at high-speed using their notebook PCs or PDAs. We established NTT Broadband Platform, Inc. in July 2005 jointly with NTT EAST CORPORATION (“NTT East”) and NTT WEST CORPORATION (“NTT West”) to efficiently and economically build wireless LAN networks. NTT Communication joined NTT-BP in March 2006. There were 1,057 Mzone service areas as of the end of March 2006, and we plan to further expand the coverage in the future according to the needs of our customers. Furthermore, we have proactively expanded wireless LAN coverage to overseas through global roaming arrangements to provide enhanced convenience to users. We have wireless LAN roaming arrangements with iPass, Connexion by Boeing, TeliaSonera, SingTel and Deutsche Telekom. For a discussion of our relationship with NTT group companies, please see “Relationship with NTT” in this Item 4.B.

As use of the mobile Internet spreads rapidly, high-level security in user authentication has become increasingly important. In order to address this, we introduced a client authentication service called “First Pass” in July 2003, enabling FOMA users to reduce the risk of identity theft and safely use the mobile Internet.

Other Business Activities

Investments and Affiliations in Japan

Tower Records

In November 2005, we entered into an agreement with Tower Records Japan Inc. to form a capital alliance with the objective of creating a business tie-up. Tower Records aims to introduce a new credit payment service using Osaifu Keitai. We acquired approximately 42% of Tower Records’ common stock through subscription to new shares and other means at a total cost of approximately ¥12.8 billion.

Rakuten Auction

In October 2005, we entered into an agreement with Rakuten Inc. (“Rakuten”), a leading Japanese e-commerce company, to form a business and capital alliance to provide Internet auction services over mobile phones and PCs, enabling Rakuten to expand its auction business through mobile Internet phones while enabling us to diversify our revenue streams through a service not tied to communications traffic.

Under the agreement, Rakuten spun off a part of its Internet auction business and established a new company, Rakuten Auction, Inc. (“Rakuten Auction”), in December 2005. We acquired total of 40% of the common stock of Rakuten Auction for approximately ¥4.2 billion through a third-party allotment of Rakuten Auction’s shares and a transfer of Rakuten Auction’s shares from Rakuten.

Fuji Television

In January 2006, we acquired 77,000 shares of Fuji Television Network, Inc. (“Fuji Television”), or approximately 2.6% of the total issued shares of Fuji Television, for approximately ¥20.7 billion, in an effort to link mobile communications and broadcasting related with the launch of “One Seg”, one-segment terrestrial digital broadcasting that commenced on April 1, 2006.

Nippon Television

In February 2006, we entered into an agreement with Nippon Television Network Corporation (“NTV”) on a business tie-up for contents development. Pursuant to the agreement, we formed a seven-year limited liability partnership, D.N. dream partners LLP, on April 3, 2006, with each party providing ¥5 billion in capital. The partnership is to invest in and develop contents such as TV programs viewable on mobile phones.

We are also jointly studying new business opportunities, including one-segment terrestrial digital broadcasting and i-mode service as well as content developed by NTV for our conventional services such as V-Live video streaming and i-motion video clip distribution services. We plan to hold NTV entertainment events with special activities for users of “Osaifu Keitai” phones equipped with IC chips.

Sumitomo Mitsui Card

On April 27, 2005, we entered into an agreement with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) and Sumitomo Mitsui Banking Corporation (“SMBC”) to form a strategic business and capital alliance for the launch of a credit-payment service using our Osaifu Keitai phones equipped with smart-card functions for cashless payments. As part of the tie-up, we acquired 34% of the common shares of Sumitomo Mitsui Card for approximately ¥98.7 billion, including shares newly issued by Sumitomo Mitsui Card.

UC Card

In March 2006, we entered into a comprehensive agreement with UC Card Co., Ltd. (“UC Card”) and Mizuho Bank, Ltd. (“Mizuho Bank”), to promote our iD brand card business. Under the agreement, Mizuho

Bank transferred its 18% stake in UC Card to us for approximately ¥1 billion. While UC Card is to expand acceptance of our iD brand at its networked participating stores, Mizuho Bank, in cooperation with Credit Saison, is to provide iD services to members of its Mizuho Mileage Club (“MMC”) Card, enabling MMC members to make credit card payments by using our iD service through their mobile phones.

LAWSON

In March 2006, we reached agreement with LAWSON, Inc. to form a business tie-up through capital participation in LAWSON by DoCoMo, with the intention of providing greater convenience to customers. Through the tie-up, DoCoMo and LAWSON will make use of their respective customer bases and expertise in the mobile communications and convenience store businesses to contribute to enriching the lives of customers by providing new added value services. Under the tie-up, LAWSON will introduce iD credit card payment services and ToruCa information provisions services at all LAWSON stores.

Pursuant to this capital alliance, in April 2006 we acquired 2,092,000 shares of LAWSON, which corresponds to 2% of total issued shares, for approximately ¥9 billion.

CA MOBILE

In March 2006, we concluded an agreement with CA MOBILE, Ltd. to consider collaboration in the mobile advertising market, a rapidly expanding field, and for DoCoMo to acquire approximately 10% of CA MOBILE’s shares for ¥1.8 billion. CA MOBILE is a leading player in the mobile advertising industry and boasts considerable expertise as well as extensive contacts with advertisers. Under the tie-up, the two companies will investigate a wide range of cooperative business structures using their respective expertise and resources with the objective of creating synergistic effects and further developing the mobile advertising market as a whole.

ACCESS

In December 2005, we completed an acquisition of 6,356 newly allocated shares of ACCESS CO., LTD. (“ACCESS”), a developer of software for mobile phones, for approximately ¥15 billion, raising our share of ACCESS from 7.12% to 11.63%. ACCESS’s browser is widely used in our 3G FOMA handsets and we aim to further strengthen our relationship through this investment to support the development of browser technology.

Aplix

In December 2005, we completed a share acquisition of 15,000 newly allocated shares, or 14.98%, of Aplix Corporation (“Aplix”), a software company which develops middleware for mobile phones and PCs, for approximately ¥13 billion, raising our group’s total stake in Aplix to 17.91%. Our relationship with Aplix established in connection with the development of DoJa/Java platforms, which have made a number of Java products adaptable to our 3G FOMA handsets, and we aim to form further technical tie-ups in handset middleware centered on Java technology.

Quickcast Services (formerly called Paging Services)

We used to offer paging services under the service name Quickcast, but on June 30, 2004, we stopped accepting applications for new subscriptions, and on March 31, 2007, we will terminate the service. There were approximately 197,000 subscribers as of March 31, 2006.

Satellite Mobile Communications Services

We provide satellite mobile communications services integrated with terrestrial cellular services for communications in case of emergencies in mountainous areas and aboard ships. The service area covers the territory of Japan and its surrounding waters up to 200 nautical miles from the mainland. The satellite mobile communications network uses three N-STAR communications satellites, N-STARa, N-STARb and N-STARc. Satellite mobile communications services can be used for voice, fax, and packet transmission. We had approximately 37,000 subscribers to this service as of March 31, 2006. The service can be used for packet transmission (maximum 64 kbps downlink and 4.8 kbps uplink) and high-speed data communications, and a variety of communications services are offered including Internet connectivity and telemetering.

Global Businesses

International Dialing Services and International Roaming Services

In October 2003, we enabled 3G FOMA videophones to make international videophone calls and 64kbps transmissions to the UK using “WORLD CALL”, our international dialing service. As of March 31, 2006, FOMA subscribers were able to make international videophone calls via our 3G networks to 3G subscribers in 23 countries and regions, including the UK, Hong Kong, Singapore, and Australia. We also launched “WORLD WING”, an international roaming service for FOMA subscribers and added a new service called WORLD WALKER-PLUS, which has a geographical coverage similar to that of WORLD WING, to supplement WORLD WALKER for mova subscribers. By the addition of such new services, the accumulated number of users of our international roaming services during the fiscal year increased to approximately 1 million as of March 31, 2006, a 125% increase from the previous fiscal year.

As we introduced a handset capable of 3G and GSM in December 2004, WORLD WING subscribers are now able to make and receive calls from their regular FOMA phone number without changing handsets in 132 countries and regions as of March 31, 2006. We launched international packet roaming services in December 2004, enabling WORLD WING subscribers to access i-mode packet transmission in 69 countries and regions as of June 31, 2006. In February 2005, we launched international SMS for FOMA subscribers, and in July 2005 we started international MMS (multimedia messaging service). In addition, to enhance customer convenience, we established the DoCoMo World Counter, our first overseas service counter, in Hawaii.

International Investments and Licensing Agreements

We make investments in and/or enter into agreements with telecommunications companies overseas with the long term aim of securing growth and revenue opportunities and strengthening our international competitiveness. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by assisting telecommunications operators in other countries in developing W-CDMA as their 3G platform, by promoting the wide-spread and rapid deployment of mobile multimedia services and by expanding the areas in which our subscribers can utilize roaming services, with the goal of establishing a borderless cellular phone world. Whereas wireless operators in other parts of the world have achieved only limited success in offering wireless Internet access, our i-mode services met with immediate success in Japan. We believe that our experience with the development and deployment of our i-mode services provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We have licensed the technology for our i-mode services to other mobile telecommunications providers in many parts of the world, primarily in Europe and the Asia-Pacific. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our position in the domestic market. We believe that the increased utilization of international roaming services will lead to an important revenue source in the future. We intend to continue to look outside of Japan for attractive investment opportunities, such as mobile telecommunication companies and other companies providing related services. If we find such investment opportunities, we may make majority or minority investments or enter into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.

Our invested affiliates operate in key markets and regions around the world. We do not believe, however, that the regulatory environments in which our partners operate will have any adverse effect on our investments or on our financial results.

KPN Mobile N.V.

In July 2000, we signed a subscription agreement to invest €4 billion (approximately ¥407.3 billion at the date of the investment) for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and 3G services in Europe. In December 2002, we decided not to exercise our right to subscribe in new shares in accordance with our agreement. As a consequence, our voting interest in KPN Mobile decreased from 15% to approximately 2.2%, and many of our rights under the subscription agreement and the shareholders agreement terminated as a result.

In November 2001, we signed a license agreement with KPN Mobile and its parent company, Koninklijke KPN N.V.(“KPN”), under which we transferred and licensed technologies to KPN Mobile for the launch of i-mode services in the Netherlands and Belgium. In February 2002, we signed an agreement with E-Plus Mobilfunk, a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer i-mode services in Germany. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering i-mode services on a commercial basis in Belgium in October 2002.

In October 2005, DoCoMo transferred its shares in KPN Mobile to KPN while continuing the licensing of its i-mode technology to KPN Mobile. Under the agreement, in connection with DoCoMo’s transfer of its KPN Mobile shares (approximately 2.2% of KPN Mobile’s outstanding shares), KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, for example, and paid DoCoMo € 5 million (approximately ¥692 million at the date of the payment).

Hutchison 3G UK Holdings Limited

In July 2000, we agreed to invest £1.2 billion (approximately ¥184.6 billion at the date of the investment) in Hutchison 3G UK as part of a business alliance with Hutchison Whampoa Limited, or HWL. This capital tie-up with Hutchison 3G UK ended when we completed the sale of our entire 20% shareholding in Hutchison 3G UK and received £120 million (approximately ¥ 23.8 billion at the date of the sale) in cash on June 23, 2005.

We have no further financial commitments to Hutchison 3G UK.

Far EasTone Telecommunications Co., Ltd.

In November 2000, we agreed to invest approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd., or KG Telecom. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, we aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, we agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, a mobile operator in Taiwan. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, we became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

At that time, we also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled us to secure a more solid base in Taiwan and has continued to increase economic value via further development of i-mode services and the 3G business. Far EasTone began i-mode service on the Global Packet Radio Service (GPRS) network in April 2004 and on a W-CDMA network in July 2005.

In March 2004, we signed a consulting agreement with Far EasTone. Under the agreement, we provided technical assistance including assistance for network field testing and coverage optimization for the introduction of Far EasTone’s W-CDMA 3G service. Far EasTone launched W-CDMA 3G services in July 2005.

Hutchison Telephone Company Limited/Hutchison 3G HK Holdings Limited

In December 1999, we agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with HWL with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, we agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G HK Holdings Limited, or Hutchison 3G HK, for approximately HK$303,190 (approximately ¥5 million at the date of investment).

In November 2002, NEC Corporation, NEC acquired a 5% equity interest in both HTCL and Hutchison 3G HK. As part of this transaction, our interest in both HTCL and Hutchison 3G HK decreased from 25.4% to 24.1%. We currently hold a 24.1% equity interest in both HTCL and Hutchison 3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, Hutchison 3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. The 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, we signed an i-mode license agreement with HTCL to form a strategic partnership under which Hutchison Telecom Hong Kong will launch i-mode services in Hong Kong and Macau by the end of 2006. Under the license agreement, DoCoMo will provide the technology, know-how and marketing expertise to the partnership. In addition, we also agreed to jointly consider the application of contactless IC card technology services, widely known as wallet-phone in Japan on i-mode enabled handsets in Hong Kong and Macau.

Bouygues Telecom S.A.

In April 2002, we signed an i-mode license agreement with Bouygues Telecom S.A. to license our intellectual property and provide consulting services related to i-mode for the launch of i-mode services in France, French Guyana, Martinique, Guadeloupe and Reunion. Under this licensing agreement, we have agreed to provide Bouygues Telecom with patents, know-how, and trade marks needed to launch i-mode service and Bouygues Telecom began i-mode service in November 2002 in France on GPRS and extended to the Enhanced Data Rates for Global Evolution (EDGE) as the i-mode Haut Debit in October 2005.

Telefónica Móviles S.A. and Telefónica Móviles España S.A.

In June 2003, Telefónica Móviles España S.A. introduced i-mode to the Spanish market. This was following the i-mode license agreement we signed with Telefónica Móviles S.A. and Telefónica Móviles España S.A. in July 2002 to license our intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in Spain. Under this licensing agreement, we agreed to provide patents, know-how and technologies needed by Telefónica Móviles España S.A. to offer i-mode service in Spain under its conventional mobile Internet service, “e-moción”, on its Global Packet Radio Service (GPRS) and W-CDMA networks.

Separate from the i-mode licensing agreement, we also signed a joint collaboration agreement on mobile telecommunication technology and services, in which we will share GPRS/SIM card technologies and know- how, as well as opinions on handset evolution towards 3G based on W-CDMA, mainly through personnel exchanges, and also jointly study the possibility of implementing international roaming services.

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

COSMOTE Mobile Telecommunications S.A.

In November 2003, we signed an exclusive strategic partnership agreement with COSMOTE Mobile Telecommunications S.A., the leading mobile operator in Greece, which launched i-mode service on GPRS in June 2004, prior to the Athens 2004 Olympic Games, and launched 3G i-mode service on the W-CDMA network in June 2005.

Telstra Corporation Limited

We signed an exclusive strategic partnership agreement with Telstra Corporation Limited, the leading telecommunications operator in Australia in June 2004. Telstra launched its i-mode service in November 2004, and launched 3G i-mode service on the W-CDMA network in September 2005.

Cellcom Israel Ltd.

In November 2004, DoCoMo and Cellcom Israel Ltd., the leading telecommunications operator in Israel, formed an exclusive strategic partnership. Cellcom launched i-mode service in Israel in September 2005.

O2 plc.

In November 2004, DoCoMo and O2 plc., the leading European mobile operator, formed a long-term strategic agreement, and O2 launched i-mode service over O2’s W-CDMA and GPRS networks in the UK and Irish markets in October 2005.

Mobile TeleSystems OJSC

In December 2004, DoCoMo and Mobile TeleSystems OJSC (“MTS”), the largest mobile phone operator in Russia and the CIS, formed an exclusive strategic partnership and MTS launched i-mode service over MTS’s GPRS networks in the Russian market in September 2005.

StarHub Ltd.

In January 2005, DoCoMo and StarHub Ltd., an integrated info-communications provider based in Singapore, jointly announced a strategic partnership and StarHub launched i-mode service over StarHub’s W-CDMA and GPRS networks in Singapore in November 2005.

Mobile Innovation Co., Ltd.

In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited, or Loxley, under which we acquired a 40% equity stake in Mobile Innovation Co., Ltd., or MI, a location–based service provider, wholly owned by Loxley, for a cash consideration of 21.6 million baht (approximately ¥60 million at the date of investment). In February 2005, we agreed to increase the capital of MI, and invested 12 million baht (approximately ¥30 million at the date of investment). Loxley concurrently invested 18 million baht (approximately ¥50 million at the date of our investment) in MI. We still hold a 40% equity interest in MI.

inter-touch (BVI) Limited

In December 2004, the company made a 100% acquisition of inter-touch (BVI) Limited, a Singapore-based holding company of internet providers who supply high-speed broadband connections and applications for business travelers at hotels across Asia-Pacific and Europe etc. The total purchase price was US $70 million (approximately ¥7.3 billion at the date of investment). We have increased the capital of inter-touch (BVI) Limited and the total amount of our investments is US$86million (approximately ¥9.1 billion at the date of investment). inter-touch group companies offer wired/wireless broadband services at 266 hotels (a total of about 89,300 rooms) in 35 countries as of April 30, 2006 worldwide.

ADVANCED MPAY COMPANY LIMITED

We acquired a 30% stake of ADVANCED MPAY COMPANY LIMITED, or mPAY, for 315 million baht (approximately ¥850 million at the date of investment) in August 2005. mPAY was established with Advanced Info Service Public Company Limited, or AIS, which owns 70% stake of mPAY

mPay provides mobile payment services in Thailand, enabling customers to use their mobile phones to settle shopping transactions, including online shopping via PCs and mobile phones, pay utility bills and more.

Telargo Inc.

In June 2005, we signed a joint venture and share subscription agreement with ULTRA d.o.o., a Slovenia-based European technology company. Under the agreement, we acquired a 49% equity stake in Telargo Inc., ULTRA’s wholly-owned US mobile assets management service provider, for US $28.6 million (approximately ¥3.1 billion at the date of investment).

Telargo’s service is based on a mobile asset management platform providing a wide range of companies with a comprehensive fleet and workforce management tools to streamline and optimize their businesses.

KT Freetel Co., Ltd.

In December 2005, we entered an agreement with Korean mobile communications provider KT Freetel Co., Ltd. or KTF on a comprehensive strategic alliance including equity participation, under which we invested KRW 564.9 billion (approximately ¥65.1 billion at the date of investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

The alliance aims to improve convenience and user friendliness for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of mobile services and to examine cost-saving opportunities, such as the standardization of the specifications of common equipment, and to ensure that KTF successfully deploys a nationwide W-CDMA network through the combination of our expertise in W-CDMA network operation and KTF’s service development capabilities.

Philippine Long Distance Telephone Company

In January 2006, we entered into an agreement with NTT Communications Corporation or NTT Com, Philippine Long Distance Telephone Company, or PLDT, and First Pacific Company Limited, PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, we purchased 12,633,486 shares of PLDT, which represent approximately 7% of its total common shares, from NTT Com, for approximately ¥52.2 billion and established a comprehensive business tie-up with PLDT, including the launch of our i-mode service in the Philippines.

As part of the tie-up, we will support PLDT and SMART Communications, Inc., or SMART in introducing i-mode and W-CDMA services and promoting international roaming between Japan and the Philippines. In February 2006, we concluded an i-mode license agreement with SMART. In addition, we have appointed one director each to the boards of PLDT and SMART and may consider increasing our investment in PLDT if a suitable opportunity arises.

Guam Cellular and Guam Wireless

In March 2006, we agreed to acquire Guam Cellular & Paging, Inc., or Guam Cellular and Guam Wireless Telephone Company, LLC, or Guam Wireless, mobile service providers in Guam and Commonwealth of the Northern Mariana Islands, for the total amount of US$71.8 million (approximately ¥8.4 billion). The acquisitions will be finalized upon approval by U.S. regulatory authorities.

We have established a holding company to acquire 100% of the shares of Guam Cellular following which, we plan to acquire the operations of Guam Wireless through Guam Cellular and to merge those companies. We will also provide additional funds, up to approximately US$6.5 million (approximately ¥764 million), to strengthen the facilities and infrastructure of the newly merged company.

The acquisitions will enable us to better serve Japanese travelers who visit Guam and the Northern Mariana Islands, as well as the islands’ residents, through benefiting from our world-leading mobile technology. We also aim to introduce a W-CDMA network for 3G services, utilizing Guam Cellular’s frequency band in the future.

DoCoMo Networks

We currently provide our services on several different networks, including our 2G network, our packet network for 2G, our 3G network and our PHS network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels underground via fixed transmission lines or in the air via microwave transmission equipment to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, each of our networks, our 2G networks, our PHS network and our 3G network, use separate base stations, antennas and switching centers, but we are moving ahead with providing shared antennas and transmission lines for the 2G and 3G networks in our efforts to reduce network costs.

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

Packet Network for 2G

The i-mode network uses our packet network, the same packet network as DoPa, our packet transmission service. The mobile packet transmission system enables flexible, high-speed data transmission with a minimum of transmission errors by applying packet switching technology to the PDC system. The mobile packet transmission system consists of packet gateway processing equipment, which provides functions to connect to other networks such as LANs and the Internet, access the mobile-service control point, and interface with the connected network, and packet subscriber processing equipment, which carries out packet transmission and reception with the mobile unit via the base station. The packet network covers the same area as our 800 MHz digital cellular service and allows for quicker access to Internet services. This type of network is much faster than circuit switch types of transmissions.

3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 is a3G mobile phone system which offers both high-speed data transmission compared with the second-generation system and global roaming services. In May 2000, ITU recommended five technologies as the IMT-2000 standard. The technology adopted in our 3G network, Wideband Code Division Multiple Access, or W-CDMA, is a type of DS-CDMA, one of the five technologies recommended by ITU. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. We also believe that if enough overseas operators adopt a W-CDMA system compatible with our W-CDMA technology, we would be able to offer our services globally and benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We are actively encouraging the eventual migration of our customers from our 2G to our 3G network. We are adding equipment and infrastructure for our 3G network to our existing 2G network. We began installing an IP router network based on an optical fiber relay network beginning in March 2004 to reduce costs and supplement our backbone switching station and transmission line network. The Japanese government is currently allocating a total bandwidth of 265MHz as radio frequencies available for use in nationwide 3G networks. Of this, we are using 20MHz x2 (for uplink and downlink) in the 2GHz band across the entire country. Of the 800MHz band that is currently in the process of reallocation, we are currently using 5MHz x2 in regions where interference with existing systems can be avoided. Further, on the 1.7GHz spectrum available in the Kanto, Tokai and Kansai regions, we have already commenced usage of 5MHz x2 in Kanto region in May 2006, and plan to commence usage of 5MHz x2 similarly in Tokai and Kansai regions. Therefore, our 3G network operate on the three bands of 2GHz, 800Hz and 1.7GHz.

3G Standardization Efforts

In 2000, the International Telecommunications Union, or ITU, recommended standard specifications for 3G, mobile phone systems. ITU collectively refers to 3G systems as IMT-2000 (International Mobile Telecommunications for the year 2000). In the recommendations setting forth the IMT-2000 standard specifications, five technological characteristics are listed.

Out of five characteristics, we expect that the following two are the most likely to achieve commercial success:

•	IMT-MC, known as cdma2000; and

•	IMT-DS, known as Wideband Code Division Multiple Access, or W-CDMA.

We have chosen to build our 3G network based on one of the five IMT-2000 technologies approved by ITU. We were the first company in the world to launch 3G services based on W-CDMA technology. Some of our international affiliates and strategic allies have already launched 3G services, including Hutchison 3G HK and Far EasTone. One of our competitors in Japan, Vodafone, launched their 3G service based on W-CDMA in December 2002.

Cdma2000 1x was first commercialized in South Korea in 2000. Our competitor, KDDI, launched its 3G commercial service based on cdma2000 1x in April 2002 in major cities in Japan.

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

Handsets

We offer a variety of different handsets to subscribers. Because of the different transmission technologies that we use, subscribers purchase handsets specifically designed for either 2G or 3G services. We have strict quality standards that manufacturers of our handsets must meet. We also provide one-year warranties on all our handsets during which we provide repairs free of charge. In addition, for increased user convenience and operation efficiency, users are able to access our DoCoMo server using their own handsets and download software for upgrades.

Cellular (FOMA) Handsets

We have prepared a handset lineup that includes the 9 series, which comes equipped with the latest functions, the 7 series, which comes standard with the primary functions, and concept models, which emphasize the individuality of each handset. The 9 series comes equipped with the latest functions, including Osaifu Keitai and Push Talk functions. The 7 series is equipped with the primary functions and is easy-to-use and attractively designed. The concept models offer individuality, in the form, for example, of One Seg compatible handsets, Kids Keitai handsets, and thin, simple models.

We also introduced FOMA 900i handsets in February 2004. These handsets have new attractive functions, such as “Deco-mail”, HTML e-mail which enables users to decorate their e-mail messages with colors and pictures; large-volume Java-based i-appli applications with a 400K scratch pad; videophone with animated cartoon characters expressing sender’s feelings and initiating real-time changes in the expressions of “avatar” characters; and “Chaku-motion” which signals incoming calls with i-motion video clips in order to promote data communications.

In August 2004, we began marketing the FOMA F900iC, which is the first handset that is compatible with i-mode FeliCa Service for Osaifu Keitai applications. F900iC is characterized by its high security functions. In December 2004, we introduced the N900iG, the first FOMA 3G handset for mobile communications, in approximately 115 countries and regions.

In September 2004, we introduced the new 3G FOMA “Raku Raku Phone” handset, which is the first model in the easy-to-use Raku Raku phone series. Unlike other phones in the series, this model has a camera for videophone calls and sending/receiving video clips via DoCoMo’s i-motion mail service. It also enables users to record voice messages and to send them as e-mail attachments.

In December 2004, we introduced the 901i series. Equipped with FeliCa smart-card technology, the series offers surround-type 3D sound and a function for remotely locking either the smart-card functions or all phone functions if the handset is lost or misplaced, simply by calling the handset from a registered phone number.

In February 2005, we revealed the 700i series, which targets the mid-range user. The new 700i series emphasizes style and ease of use while possessing all the basic FOMA services, including videophone, ChakuUta ring songs, ChakuMotion ring videos, Deco-mail decorative e-mails, music player functions, i-appli JAVA and Macromedia Flash applications, QVGA LCD screen resolution and megapixel cameras.

In September 2005, we introduced the FOMA 701i series. This series is compatible with the i-channel service, allowing users to automatically receive updated news and other information, which is displayed on a handset’s standby screen. FOMA 701i handsets have superior performance and users can select functions and designs to match a wide variety of usage patterns.

In November 2005, we introduced the 902i series, FOMA handsets with top-of-the-line functionality. These handsets are compatible with the “Push Talk” service which enables simultaneous group conversations by as many as five people. They are also compatible with the ToruCa information capture service that enables a user to download promotional coupons, store information and other such information simply by waving an Osaifu-Keitai enabled handset in front of a dedicated reader/writer machine at merchants, and they are compatible with i-channel and multi number, which enables users to assign up to two additional phone numbers to their handsets.

In December 2005, we introduced the “FOMA Raku Raku Phone Simple”, with functions stripped down to voice communication only.

In February 2006, we introduced the new 702i series of FOMA handsets. With these handsets, users can use such functions as G-Guide EPG Remote Control and Security Scan. Of the five models in this series, three were the result of collaborations among a noted designer, manufacturer and us, each model having its own unique design and style.

In March 2006, we introduced the FOMA P901iTV, which is designed to receive one-segment terrestrial digital broadcasting, known as “One Seg”, that began on April 1, 2006.

Also in March 2006, we introduced a child-friendly mobile phone, the FOMA SA800i. Developed both to be easy for children to use and to help keep children safe, this handset has a number of functions, including an alarm and GPS positioning, to give families peace of mind. It is compatible with “Kids’ i-mode menu”, which only has content suitable for children, as well as with the “imadoco search” service that enables parents to confirm the physical location of the handset.

At the end of March 2006, we introduced the FOMA NM850iG, a global handset useable both in Japan and overseas. The handset is both compatible with Bluetooth and capable of wireless connection.

In April 2006, we introduced the simple and compact “Simpure” series, which is equipped with the basic functions and is geared towards no-frills-oriented customers who want only these basic functions. These handsets are compatible with overseas i-mode and i-mode mail, SMS, and “World Wing”, an international roaming service that also allows use of a videophone function.

As a card type FOMA device, in addition to the FOMA P2402, which has a packet transmission capability of up to 384 kbps downlink and 64 kbps uplink, we introduced the FOMA P2403, which supports the FOMA Plus Area, in March 2006. We also offered the FOMA F2402, which has a packet transmission capability with a maximum throughput of 384kbps for both downlink and uplink.

In July 2005, as a PDA type FOMA device for businessmen, we began offering the FOMA M1000, which is able to browse the Internet like a PC and enables use of e-mail file attachments.

We expect that the price of FOMA handsets will continue to decrease through our cost improvements.

One reason for this is the expansion of our product mix. In addition to the ever-evolving 9 series, which is continuously updated with new functions, in February 2005, we introduced the 7 series, handsets with superior design and a good balance between function and cost. And in April 2006, we introduced the SIMPURE series which, even more so than the 7 series, simplifies function and keeps costs down.

At the same time, we have invested in chipset development, unified software platform and greater efficiency in software development. During the years ended March 31, 2003 and March 31, 2004, we invested approximately ¥41 billion in the development of FOMA handsets, and succeeded in developing FOMA handsets featuring advanced applications and longer battery life. In order to accelerate the evolution of state-of-the-art 3G technologies, we invested a total of approximately ¥37 billion during the years ended March 31, 2005 and March 31, 2006 in the areas of handset application software which runs on advanced OS platforms (Linux and Symbian) and High Speed Downlink Packet Access, or HSDPA technology; particularly with respect to the OS platforms, standardization among manufacturers has advanced, resulting in a shortened development period and cost reductions.

Further, by investing a total of approximately ¥12.5 billion from the year ended March 31, 2005 to the year ending March 31, 2007, in the development of LSI technology in relation to FOMA handset chipsets, having manufacturers incorporate our requirements at the LSI specification review stage and striving for one-chip LSI, we plan to shorten the time for development and reduce costs. Furthermore, by the second quarter of the year ending March 31, 2008, we plan to co-develop a cellular phone platform that integrates the baseband LSI, the application processor one-chip LSI, and operating software and other basic software.

We and the handset manufacturers share ownership rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. In December 2005, in order to promote cooperation in technological development focusing on browser technology, we invested an additional ¥15 billion in Access Co. Ltd. Also in December 2005, in an effort to strengthen our cooperation in technology relating to Java-based handset middleware, we invested ¥13 billion in Aplix Corporation. Advanced handset capabilities and a wide variety of model choices are important to the success of 3G services. By investing in FOMA handset development, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 9i series.

Cellular (mova) Handsets

We have offered three types of handsets for our 2G service: our 5 series handsets which are our high-end models with advanced technology, our 2 series handsets which are our basic function models and our 6 series handsets which are targeted for particular user segments. While our customers are continuing to migrate from our mova service to our FOMA service, we are continuing to offer mova handsets, principally as various niche models, in order to enrich our total line-up of cellular handsets. We plan and develop these handsets jointly with manufacturers and offer several different models for each series of handsets.

The vast majority of new handsets are now i-mode enabled. Our i-mode enabled handsets are relatively small and lightweight terminals that are installed with packet transmission and browsing software functions in addition to function as normal cellular phones. i-mode enables users to have immediate access to the Internet without using a PC or other systems. The DoCoMo i-mode browser reads HTML Subset text. The handsets have a large color LCD screen that is suitable for richer contents. The majority of our handsets are equipped with digital cameras. We believe that one of the strengths of i-mode is that our handsets are smaller and lightweight compared to more bulky laptops, PDAs or other devices that can also access the Internet.

In May 2004, we introduced new 506i series PDC handsets, which feature cameras with effective resolutions of more than one million pixels. They also come with infrared ports for exchanging data and photos with compatible handsets and performing infrared-based functions such as remote-control operation of appliances, authentication and cashless payments.

In July 2004, we launched the i-mode FeliCa Service for Osaifu Keitai applications and marketed the company’s first i-mode handset incorporating a contactless IC card, the mova P506iC, which may be used for a variety of functions that were previously possible only with IC-equipped cards, including train travel, debit card (electronic money) and credit card-based withdrawals and transactions, and personal identification.

In October 2004, we introduced new 253i series PDC handsets including straight-type bodies, slide-type bodies and folding-type bodies. Sliding the display activates the camera or switches the phone to the mail reply or Schedule/Memo input screen.

In July 2004, we released the premini, the smallest i-mode handset ever released, weighing just 69 grams and measuring only 90 mm in height, 40 mm in width and 19.8 mm in thickness. The premini is suited to customers who seek a handset that is simple and compact yet still offers i-mode capability.

In December 2004, we introduced the Music PORTER, a handset compatible with music players and containing FM radio tuner. The Music PORTER came with Memory Stick Duo (which is a trademark of Sony Corporation) to allow users store and enjoy music data.

In October 2005, we introduced the RADIDEN, the world’s first handset with a built-in radio turner compatible with the three bands of AM, FM, and TV.

In March and April of 2006, in response to user demand for the long-popular mova handsets, we introduced new members of the 506i series, the low-priced N506iS II and P506iC II,.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS, FOMA and other services to our subscribers through our extensive distribution network throughout Japan, which includes numerous primary retailers operating approximately 1,535 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell handsets to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. Such secondary and tertiary retailers also market our cellular and other services and must be approved as a DoCoMo retailer prior to selling our products and services. There were approximately 13,550 secondary and tertiary retailers throughout Japan as of March 31, 2006.

One of the primary advantages of our extensive distribution network is that it makes it easier for potential subscribers to sign up for services and purchase mova, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) increase traffic by enhancing i-mode and other services, (iii) increase the quality of after-sales service, (iv) promote our brand name through our “customer oriented” approach. (v) provide competitive tariff and service pricing (vi) enrich our handset lineup (vii) develop bricks-and-mortar business (viii) enrich our customer retention program.

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

We also provide extensive after-sales service primarily through the DoCoMo Shops, which have service counters that deal with handset problems and repairs. In 2005, to provide customers with even greater convenience, we expanded service counters that handle repairs. We also have various toll free numbers that provide customer service including basic service and billing information provided during business hours as well as support and assistance 24 hours a day for network problems and handset problems, including lost and stolen handsets. By calling these free numbers, a subscriber can be directed to the nearest DoCoMo Shop for service or can even be connected directly to a DoCoMo repair technician who will check the condition of the line over the phone for subscribers experiencing problems.

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

We have also started a membership-based loyalty program called “DoCoMo Premier Club” for all subscribers, in order to offer enhanced customer service. This program consists of a “Point Incentive Program”, a “Status Service” and offering “preferential treatment”. Customers earn points based on the amount they spent every month. They can use accumulated points to get discounts when they purchase new handsets, or exchange them for items such as travel coupons, dining coupons and entertainment tickets. Customers are classified into four levels according to the previous year’s usage, and higher-level customers receive more points for the same amount of spending. The Status Service provides preferential services for high-end users, such as dedicated call centers and rental service of global roaming handsets. All DoCoMo Premier Club members have repair charges capped at ¥5,000, and for the three years from purchase of a handset can receive free repair services. Each customer who uses a same DoCoMo handset for two years or longer is entitled to a complimentary battery-pack, low-priced repairs for handsets with expired warranties, and support for problems such as water damage, theft and loss that occur within a year of purchase. They are also entitled to preferential treatment including discounts at hotels, shops and restaurants given by our alliance partners in this program.

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

ALADIN enhances the efficiency of our operations by simplifying the process of registering customer information, automating phone number registration, enabling automatic credit reference checks and other functions. For example, ALADIN controls telephone number allocation which makes it possible for handsets to be assigned telephone numbers and activated immediately upon signing up for cellular service and also provides an opportunity to conduct reference checks in order to prevent the assignment of a telephone number to a subscriber who does not meet our payment history and other requirements. ALADIN maintains and continually updates a list of previous subscribers that had credit problems.

ALADIN and related systems are also used to collect customer data so that management and marketing personnel can monitor usage, track market segments, monitor subscriber satisfaction, analyze trends in calling patterns, target network expansion and develop appropriate marketing strategies.

We have implemented various measures to ensure thorough and adequate control of customer information during the use of the ALADIN customer information system by our staff members. Such measures include system login through fingerprint authentication, regular inspections of locations where ALADIN terminals are installed to check how the system is used and managed, examination of access logs and regular information management training for employees who manage this system.

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer, by credit card, or in person at any number of locations, including our shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage of our subscribers, approximately 78% as of March 31, 2006, pay their monthly bill by automatic payment or direct debit from their credit card, bank or other financial institution account.

In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a QR code on the screens of their mobile phones. Our “combien?” service is offered at approximately 2,300 convenience stores nationwide as of March 31, 2006. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

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

As of March 31, 2006, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

Enterprise Information System (DREAMS)

In April 2002, we and our 35 consolidated subsidiaries introduced an enterprise information system which we call “DREAMS”, and as of June 2006, our 38 subsidiaries have already implemented this system. Based on this system, we are able to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among the DoCoMo group companies.

Research and Development

Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥110.5 billion on research and development in the year ended March 31, 2006. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective the year ended March 31, 2001. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 3.1% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

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

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of Internet-related technology. In July 2005, we established DoCoMo Capital, Inc., whose purpose is to invest in venture businesses that have innovative, leading-edge technology applicable to mobile communications. We have also set up DoCoMo Communications Laboratories Europe GmbH, whose primary research areas are network technology, next-generation IC/USIM card technology and security technology. In November 2003, we established DoCoMo Beijing Communications Laboratories Co., Ltd. to research and promote the advancement of mobile communication technologies for fourth-generation (4G) and beyond. Finally, we established DoCoMo Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental research and development activities.

Furthermore, we have also conducted research with various universities inside and outside of Japan, such as University of Hong Kong and Yeungnam University, among others. These groups are involved in technological exchange in connection with not only 3G research and development but also 4G cellular communications systems and other advanced technology research.

In April 2003, we and Japan’s other mobile phone operators agreed to conduct a joint study on the possible biological effects of exposure to radio waves from mobile phone systems. In July 2005, an intermediate report was issued, and at present research is still ongoing.

We are continuing research and development of our 3G system through our IMT-2000 related research. This includes further research and development of the W-CDMA technology as well as research and development of new products, services and applications for the 3G system. Currently, we are focusing on increasing transmission capacity and capabilities, reducing network costs, downsizing base station equipment, improving functionality of switches, reducing handset size and weight, adding advanced functions to handsets, extending battery life, improving mobile multimedia services and developing video mail and international roaming services. In addition, we are developing handsets and networks for High Speed Downlink Packet Access, or HSDPA, a W-CDMA technology to accelerate 3G downstream packet data transmissions. HSDPA is expected to accelerate maximum downstream data transmission to approximately 3.6Mbps upon introduction and around 14Mbps eventually. We intend to launch new services, using HSDPA technology to improve the data transmission speed, by the end of the second quarter of the year ending March 31, 2007.

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

We are conducting research regarding other advanced technology, including fundamental research regarding technologies applicable to 4G wireless communications system aiming at further enhancement of cellular services. ITU has set forth as a requirement for fourth generation services the ability to support transmission speeds of up to 100 Mbps for downlinks when a user is traveling at high speeds, and 1 Gbps when traveling at low speeds. If such a system is realized, fourth generation services will also feature high quality video equivalent to high definition television and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100 MHz. We are actively participating in the international standardization movement for a 4G system. We are also supporting the development of the Super 3G system.

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implement an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 Mbps downlink and a 20 Mbps uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. In August 2004, we successfully completed experiments on real-time 1-Gbps packet transmission in downlink. In May 2005, following the experiments in an indoor environment, we successfully realized outdoor experiments on real-time 1-Gbps packet transmission in downlink, followed by 2.5 Gbps packet transmission in downlink in December 2005. Currently, we are continuously evaluating and improving these high-speed transmission technologies though the field trials.

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

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We have responded to the gains made in recent years by KDDI’s au service by revising our billing plans and releasing attractive handsets. Furthermore, in addition to direct competition from other cellular operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international phone services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

In February 2006, The Ministry of Internal Affairs and Communications, or MIC (which was previously called the Ministry of Public Management, Home Affairs, Posts and Telecommunications, or MPHPT ) revised a draft ministerial order for domestic wireless carriers to take steps by November 1, 2006, to enable number portability for cellular phone subscribers. The introduction of this system would allow subscribers to change cellular phone providers, while retaining their current phone number. If this system does result in a large numbers of subscribers wishing to change service providers, it could have the effect of increasing competitive pressure among providers in Japan.

In addition to the current cellular operators in Japan, companies have announced their intention to enter the cellular service market. The applications for radio spectrum allotment were approved by MIC when Softbank and eAccess applied for 1.7GHz radio spectrum and IP Mobile applied for 2GHz radio spectrum. The addition of a new entrant or of new entrants into the cellular industry in Japan may increase competitive pressure on all current operators, but until it can be seen what types of services will be provided, the degree to which our business will be affected will remain unclear.

Cellular Competition

There are presently three cellular operators in Japan: DoCoMo, the KDDI group and Vodafone. As of March 31, 2006, we had a market share of 55.7%, the KDDI group (including the TU-KA Group) had a market share of 27.7% and Vodafone had a market share of 16.6%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 25.44 million subscribers as of March 31, 2006. The KDDI group is a product of the merger of the telecommunications carriers

KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. On October 1, 2005, KDDI merged three companies of TU-KA group and began to accept contract changes from TU-KA cellular services to au cellular services, enabling TU-KA subscribers to carry on the same mobile phone number they were using in TU-KA cellular services. Furthermore, on February 20, 2006, KDDI added another privilege which enables TU-KA subscribers to carry on same e-mail address, and promote the migration of the users to au cellular services. As of March 31, 2006, they had approximately 22.70 million 3G subscribers. The network construction costs for the KDDI group have been lower than ours because of their ability to use most of their existing cdmaOne networks.

Vodafone operates nationwide and is the third largest cellular operator with approximately 15.21 million subscribers as of March 31, 2006. A member of the worldwide Vodafone group, their Japan operations were known as J-Phone before adopting the Vodafone name in October 2003. Vodafone began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. Vodafone had approximately 3.04 million W-CDMA 3G subscribers as of March 31, 2006. Vodafone also offers international roaming service with GSM networks overseas.

In March 2006, Softbank announced that one of its subsidiaries had agreed to acquire Vodafone’s Japanese unit. In April 2006, it was announced that Softbank had offered to return to MIC the certification for the 1.7GHz spectrum allotment it received on the assumption that it was to be a new entrant in the market. In April 2006, Softbank completed to acquire Vodafone’s Japanese unit.

Competition in the industry has led all three cellular operators to enact similar rate plans and promotions. For example, KDDI and Vodafone both offer plans that are similar to our “Family Discount”, “Nikagetsu Kurikoshi” and “pake-hodai” plans. Additionally, KDDI offers “My Discount” services that provide a discounted monthly fee for long-term contracts of two years, and Vodafone offers “Love Flat-Rate”, under which a user to pays a flat rate for e-mail and phone services to a designated party.

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

i-mode Competition

The competitors of i-mode are “EZweb” provided by the KDDI group and “Vodafone live!” provided by Vodafone. As with i-mode, KDDI’s EZweb and Vodafone’s “Vodafone live!” service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect increasing competition in the areas of content offering and e-commerce services.

PHS Competition

Our two main competitors in the PHS market are WILLCOM and ASTEL. In October 2004, the Carlyle Group and Kyocera Corporation acquired the business of DDI Pocket, Inc., a subsidiary of KDDI. In February 2005, DDI Pocket changed its name to WILLCOM. WILLCOM remains the leader among the three PHS operators with a market share of approximately 83% of PHS subscribers as of March 31, 2006. We are second with an approximately 16% market share and ASTEL has an approximately 1% market share. ASTEL group provides services in certain areas of Japan, but has terminated or plans to terminate its services. We stopped accepting new applications for PHS services as of April 30, 2005, and on January 2006, we have decided to terminate PHS services in the third quarter of the year ending March 31, 2008.

Regulation of the Mobile Telecommunications Industry in Japan

MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We are regulated by MIC primarily under the Telecommunications Business Law. We and other mobile telecommunications service providers are also subject to the Radio Law. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., or NTT Law.

The Telecommunications Business Law

Until March 2004, the Telecommunications Business Law had classified telecommunications operators into two types of business categories: Type I Carriers, such as us, our eight regional subsidiaries and other telecommunications operators which provide telecommunications services by establishing telecommunications circuit facilities; and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers were subdivided into Special Type II Carriers, including us as an international telecommunications provider, which were subject to the registration requirement, and General Type II Carriers, which were only required to make notification to the Minister of MIC to commence business. In April 2004, the longstanding classification of Type I and Type II was abolished when the Amendments to the Telecommunications Business Law described below fully went into effect. Although before the amendments we and our eight regional subsidiaries were required to obtain a permission from the Minister of MIC to operate Type I telecommunications business and to be registered as Special Type II Carriers, after the amendments we and our eight regional subsidiaries are only subject to a registration requirement. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject either to a registration requirement or to a notification requirement.

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

Regulation:
e. Interconnection

Obligation for interconnection with other telecommunications carriers in principle, which propose interconnection.

In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister may order the telecommunications carrier to start or resume consultation.

f. Privilege of public utilities	Based on a request by a telecommunications carrier, except for certain cases, the Minister of MIC may designate the telecommunications carrier as an approved carrier who has the privilege to act as a public utility.

g. Ensuring important communications	Telecommunications carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurrence.

h. Permission of agreement with foreign governments, etc.	The Minister of MIC’s permission is required for conclusion, amendment or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/entities.

i. Maintenance and Self-declaration of conformity	Telecommunications carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister of MIC.

(1)	A carrier providing universal telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC. A carrier providing certain designated telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC.

The asymmetric regulation

The asymmetric regulation applicable to us and provided in the Telecommunications Business Law before amendment remains intact. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communications systems), each designated by the Minister of MIC. The Minister of MIC may designate as Category II-designated facilities the transmission lines and other telecommunication facilities of a telecommunication carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of MIC may subject a telecommunications carrier that possesses Category II-designated facilities to the prohibition of anti-competitive behaviors by designation, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue from all business activities of the provision of the same type telecommunications service within the same area exceeds 25% and it is deemed necessary to ensure proper competition with other telecommunications carriers. Our and our eight subsidiaries’ revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.

Under the asymmetric regulation described above, we and other telecommunications carriers that possess Category II-designated telecommunications facilities are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment, and are obligated to compile and disclose financial statements pertaining to telecommunications businesses. In addition, telecommunications carriers that possess Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MIC the Article of Agreement Concerning Interconnection prior to implementation and to make them available for public inspection. The Minister of MIC may order to make changes to the Article of Agreement Concerning Interconnection. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the Article of Agreement Concerning Interconnection.

For other recent discussions concerning the Telecommunications Business Law, please see “Recent Discussions on the Telecommunications Business Law and the Radio Law” below.

The Radio Law

Outline

The Radio Law was established to promote public welfare by ensuring the equitable and efficient utilization of radio waves. There are certain important provisions of the Radio Law applicable to us and other mobile phone service providers.

Article 4 requires that any person who intends to establish a radio station shall first obtain a license from the Minister of MIC. This requires cellular operators to obtain a license in connection with individual base stations and handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a technical standards verification system and a blanket licensing system have been introduced to expedite the process by MIC. Under Article 6 of the Radio Law, persons wishing to receive a license for a radio station must submit an application to the Minister of MIC together with documents setting forth such matters as purpose and reason construction of a base station is necessary, communication counterparties, communication matters, location where radio equipment are to be installed, and frequencies to be used. Under Article 7 of the Radio Law, MIC, upon receiving an application for a license, examines it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, conformity with the fundamental standards of radio station establishment such as the applicant’s business need for the license. Generally, however, the Minister of MIC submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s reply thereto.

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

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use such as cellular, PHS or paging services is stipulated by a ministerial ordinance of MIC. From within the assigned frequency or spectrum for a certain service, MIC by issuing a circular allocates spectrum to the wireless telecommunications operators providing such service. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e., base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum Allocation

Spectrum allocation is awarded based on application to MIC, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. MIC currently allocates 71 MHz x2 for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 34.5 MHz x2. Within our allocated spectrum, we use 29 MHz x2 for our 800 MHz PDC network and 5.5 MHz x2 for our 1.5 GHz PDC network in cities such as Tokyo, Nagoya and Osaka. Currently, two other mobile phone operators have been allocated spectrum for their cellular services in Japan. The KDDI group has collectively been allocated 25 MHz x2 in the 800 MHz and 1.5 GHz bands for 2G networks. Vodafone has been allocated 11.5 MHz in the 1.5 GHz band.

Radio frequencies for 3G networks have been allocated as follows.

On June 30, 2000, we, KDDI and Vodafone respectively obtained approvals from the Ministry of Posts and Telecommunications (which was consolidated into the Ministry of Public Management, Home Affairs, Posts and Telecommunications with other governmental organizations and is currently called the Ministry of Internal Affairs and Communications, or MIC) which allow each company to use the 2 GHz band. All three companies have each been allocated 15 MHz x2 of spectrum.

In May 2004, MIC announced its allocation policy allowing us and Vodafone each to use an additional 5MHz x2 of spectrum in the 2GHz band. KDDI is expected to be allowed to use an additional 5MHz x2 of spectrum after the interference problem with PHS systems is technically resolved.

In February 2005, MIC announced its policy to allocate spectrum in the 800MHz band to us and KDDI respectively, which allows each company to use 15MHz x2 of spectrum after completing the migration of existing systems operated in the 800MHz band to other frequency bands.

In August 2005, MIC announced its policy for new allocation of 35MHz x2 in the 1.7GHz band (of which, 15 MHz x2 is nationwide, only for new businesses, and 20MHz x2 is for Tokyo, Nagoya and Osaka, for both new and existing businesses) and 15 MHz x2 in the 2GHz band (nationwide, for new businesses only). As of April 2006, in the 1.7GHz band, BB Mobile (subsidiary of Softbank) and eMobile (subsidiary of eAccess), as new business, have each been allocated 5MHz x2 nationwide, and we, as an existing business, have been allocated 5MHz x2, and IP Mobile has been allocated 15MHz in the 2GHz band. However, because through the acquisition of Vodafone by BB Mobile, the assumptions that were in effect at the time of attestation of the establishment plan were no longer operative, BB Mobile, on April 28, 2006, reported to MIC that it wanted to return the attestation, and in May 2006, MIC referred the matter of revocation of attestation of the establishment plan to the Radio Regulatory Council.

Recent Amendments

Under amendments to the Radio Law that took effect in November 2005, a review was undertaken of charges for radio spectrum use, with a view towards correcting what was perceived as unfairness based on type of radio station. In addition, new bandwidth charges are to be imposed depending on the frequency bandwidth used by mobile phones and other devices, and radio spectrum use charges for mobile phones have been lowered. Under this system, which is designed to facilitate migration from 2G to 3G, increases or decreases in use fees for mobile phones may be offset among blanket licenses held by the same licensee. The radio spectrum use fees are to be used to provide subsidies to support transmission line costs to base stations meeting certain requirements and qualifying as a wireless system dissemination support business.

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

Three-Year Program for Promoting Regulatory Reform

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

New IT Revolution Strategy

As part of the “New IT Revolution Strategy” determined on January 19, 2006, by the Government’s IT Strategy Headquarters, the following proposals were made in connection with mobile communications:

•	realization of a mobile communications system with data transmission speeds that are 100 times faster than the current level by the year ending March 31, 2011.

•	formulation of guidelines for standardization by 2010 of displays and method of operations for handsets and equipment that take into consideration user-friendliness for all people, including seniors and the handicapped, and promotion of product labeling that facilitates selection by consumers of easy-to-use products.

Emergency Calling Functions

As part of the “technical requirements for caller location notification functions for emergency calls from cellular phones” announced by MIC’s committee on advancement of emergency calling functions on June 30, 2004, the following provision was proposed:

•	cellular handsets for 3G mobile communication systems introduced by network operators in April 2007 and after must in principle be equipped with GPS location and notification functionality.

Regarding the provision of a location information notification feature for emergency situations, we are working with relevant ministries in order to successfully implement the proposal in consideration of user convenience and the demands of society with due consideration to the protection of privacy and communication confidentiality.

NTT Group

Both the Three-Year Program and the New IT Revolution Strategy stated that the Japanese government expects that NTT will establish a voluntary action plan for promoting competition, including:

•	further opening of the NTT group’s local network, and

•	realization of competition within the NTT group by decreasing NTT’s ownership percentage in our company and NTT Com.

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

•	the simultaneous holding of executive positions between local companies (NTT East and NTT West) and NTT Com or our company is not implemented currently and will remain unimplemented, from the viewpoint of fair competition, and

•	decisions on NTT’s investment ratio of NTT Com and our company and the simultaneous holding of executive positions will continue to be considered from the standpoint of maximizing shareholders profits, while fully respecting the autonomy in actual business operations of each NTT group company and taking into account operational necessities and stock market trends, as the market and other environmental factors surrounding the NTT group are rapidly changing.

Fair Competition

The promotion of fair competition has been a key issue in the telecommunications business field since the enforcement of the Basic Law on the Formation of An Advanced Information and Telecommunications Network Society in January 2001. To that end, the amendments to the Telecommunications Business Law in 2001 introduced the asymmetric regulation, as described above, and added to the purpose of the law the promotion of fair competition in the telecommunications business. In addition, MIC and the Fair Trade Commission jointly published in November 2001 the Guidelines for Promotion of Competition in the Telecommunications Business Field for the purpose of the Antimonopoly Law and the Telecommunications Business Law in order, principally, to enhance the transparency of telecommunications carriers, to clarify actual practices for which telecommunications carriers having market power are prohibited and to clarify practices leading to orders to change charges or orders to improve business activities under the Telecommunications Business Law.

On June 6, 2002, MIC’s study group on new business models and grand design of the competitive environments for the new information and communications era compiled and released its final report regarding how competitive environments in the telecommunications business fields should be established in the broadband age. The report indicates the necessity of introducing new regulations in order to facilitate participation of content providers, portal site providers and Internet service providers to the i-mode service market. In addition, equal treatment among content providers has been required by the aforementioned joint guidelines published by MIC and the Fair Trade Commission. In November 2002, we started providing Internet service providers with open access to the interface with our PDC-P packet network used for i-mode-compatible PDC handsets. Open access to the interface with our IMT-2000 packet network used for FOMA i-mode handsets has also been allowed since March 2003.

The Right to Set Charge for Calls

In November 2002, in connection with an application by Heisei Denden to MIC concerning terms and conditions of interconnection between Heisei Denden’s telecommunications facilities and our telecommunications facilities, MIC decided, following a recommendation by the Telecommunications Dispute Settlement Commission, that it is appropriate for Heisei Denden to set user charges for calls generated from Heisei Denden’s facilities to our facilities. This principle will be applied to interconnections among other local operators, except NTT East and NTT West, and mobile operators. This is a case of a fixed line operator being given the right to set charges for calls made from fixed line phones to cellular phones. In addition, in December 2002, MIC set up a study group regarding the setting of charges with respect to intermediate interconnection services and calls made from IP telephones to cellular phones.

As a consequence, in June 2003, it was announced in the study group report and the administrative policies of MIC that the charges for inter-exchange calls (outbound calls from the fixed-line telephones of NTT East and NTT West to cellular phones connected via the facilities of inter-exchange operators) will be set by inter-

exchange operators if the caller selects the inter-exchange operator for each call, and the charges for calls made from IP phones to cellular phones will be set by the IP phone operator. Following this announcement, intermediate interconnection services were introduced in April 2004. While, as a transitional measure, mobile phone operators were allowed to set user charges for the portion of an inter-exchange call serviced by mobile phone operators during the year ended March 31, 2005, effective April 2005, interconnection fees have been applied instead for the said portion of an inter-exchange call.

Radio Spectrum Use

The study group on policies concerning the effective radio spectrum use of MIC that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Law that passed the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. In September 2003 and December 2003, the study group published its second and third reports, including discussion of such topics as an after-the-fact registration system (including exemption from prior licensing) primarily for public wireless LAN services, and discussions about cost burdens. They released a final report October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fee. In this report, in order to secure the fairness of the burden for spectrum user fee imposed to every licensee, reexamination of the fee scheme for each type of radio station and imposition of spectrum user fee charged depending on areas and ranges of spectrum used as a radio spectrum exclusive for wide-range areas (a frequency mainly used in radio stations which are built considerably in wide-range area by same licensee) were incorporated. Also, in order to bridge the digital divide, a system to financially assist, with a certain criteria, the expense of the cable transmission line to the mobile base station in rural area and allocation of funds to the research and development about effective use of spectrum are incorporated. Those proposed measure was approved and materialized in Diet in October 2005, and it was reflected in the amended Radio Law proclaimed and enforced in November of the same year (reexamination of the charging scheme was enforced in December of the same year).

Evaluation of Competition in the Telecommunications Field

In July 2003, MIC’s “study group on methods for evaluating competition in the telecommunications fields as IP evolves” compiled a report, in which it was mentioned that the state of competition in the market needs to be adequately monitored to ensure free and fair competition amongst carriers; that it is indispensable to introduce methods for evaluating competition; and that the evaluation process will be divided in the three phases of definition of business fields to be monitored, definition of markets, and evaluation of state of competition.

Based on this proposal, MIC announced its “basic approach of competition review in the telecommunications field” and “details of the implementation for the year ended March 31, 2004 of the evaluation of the state of competition in the telecommunications field” in November 2003. In the “basic approach of competition review in the telecommunications field”, five business fields, including mobile communications, were identified as areas subject to evaluation. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed., The area of Internet access service was defined as one of the fields subject to evaluation for the year ended March 31, 2004. In October 2004, MIC announced “FY2004 details for implementation of competition review in the telecommunications field”, in which, in addition to Internet access services, mobile communications and IP telephone services were added to the fields subject for evaluation for the year ended March 31, 2005.

In July 2005, MIC announced “competition review in the telecommunications field for fiscal 2004”. In this report, MIC states that while no single carrier is exercising control over the mobile phone and PHS markets in Japan, there is fear that several carriers could collude to exercise market control.

Mobile Number Portability

In November 2003, MIC established a “study group on Mobile Number Portability” to carry out studies on this matter, and in its final report prepared in April 2004 and guidelines issued in May 2004, the study group concluded that it would be appropriate to introduce Mobile Number Portability as early as possible during the year ending March 31, 2007. Thereafter, the Information and Communications Council issued its response to the proposed amendments to the ministerial order in January 2006 and the order was amended in February. As a result, Mobile Number Portability must be introduced by November 1, 2006. The Fair Trade Commission announced its “views on Mobile Number Portability in relation to antimonopoly law”, in order to address the implications on the antimonopoly law resulting from possible consultations or arrangements amongst telecommunications carriers concerning the concrete method of implementing Mobile Number Portability, prevent behaviors in violation of the said law, and thereby contribute to promoting fair and free competition in the mobile phone market.

The Universal Service Fund System

In November 2005, MIC announced its response with respect to the report on the universal service fund system, and it was decided that in order to maintain subscriber telephones of the NTT regional companies, carriers connecting with the NTT regional companies would share cost burdens in accordance with their ratio of telecommunication numbers handled. The universal service fund system was introduced in June 2003, but in the three years following its introduction, through 2005, no funds were actually utilized. The ministerial order amended to reflect the above response of MIC was promulgated on April 1, 2006, and DoCoMo is expected to start paying its share of the costs in the year ending March 31, 2007.

The Other Recent Discussions

MIC established the Study Group for Telecommunication Numbers in the IP Age in order to deliberate how telecommunication numbers should be handled in light of the development of IP networks; the study group issued its first report in August 2005. Subsequent deliberations focused on telecommunication numbers for FMC (fixed-mobile convergence) services, and the study group submitted a draft of its second report in April 2006, with a final draft expected thereafter. Moreover, starting in October 2005, MIC established the Panel on Competition Rules as IP Evolves for the purpose of clarifying basic policy regarding competition rules as IP evolves and the direction in which deliberations will proceed with respect to connection and rate policy. Deliberations are moving forward with September 2006 as a target for submission of the panel’s report.

In December 2005, MIC asked for public comments regarding environmental changes for mobile phone operators and the government’s response going forward. In light of the opinions that it received, MIC has been carrying out deliberations with a goal of amending its Guidelines on Application of the Telecommunications Business Law and Radio Law with Respect to MVNOs in mid-2006.

In January 2006, for the purpose of the provision of a variety of services to the Japanese people, MIC assembled a group of specialists under its auspices, and formed the Panel Regarding Communications and Broadcasting, which began deliberations in January 2006. The main issues the panel is considering are (1) regulations and competition in the age of communications and broadcast convergence, (2) NHK, (3) the telecommunications industry and NTT in the age of communications and broadcast convergence, and (4) the broadcast industry.

Information Security Management

With the full implementation in April 2005 of the Law for the Protection of Personal Information, we established the position of Chief Privacy Officer (CPO) and strengthened the system for protection of personal information, and we are making effort to construct a company-wide information security management system.

We make effort to prevent personal information leaks by handling and managing all terminals and external storage devices handling personal information, training our employees, instructing and supervising all entities to which we outsource services, and strengthening the security technology in all our systems.

Law to Prevent Unauthorized Use of Mobile Phones

In April 2006, with the enforcement of the Law to Prevent Unauthorized Use of Mobile Phones, we coped with imposition of identification confirmation and recording the documents verifying the customer’s proof of identity at the time of new contracts and reviewed an operative manual in order to comply with the law as a mobile telephone operator. In addition, we carry out the training for all the members performing duties such as identification confirmation and make an effort to ensure proper operation of such duties.

Relationship with NTT

NTT is our parent company and owned 62.2% of our voting rights as of March 31, 2006. The Government of Japan, through the Minister of Finance, owned 38.5% of the voting rights of NTT as of the same date. The Government, acting through MIC, also regulates the activities of NTT.

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

On July 1, 1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Com Corporation. NTT East and NTT West operate regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Com operates long distance telecommunications and other network services throughout Japan. NTT Com also offers international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT owned 62.2% of our voting rights as of March 31, 2006, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the year ended March 31, 2006, we had sales of ¥60,746 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥281,188 million, ¥155,152 million and ¥71,897 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥32,669 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥272,659 million, ¥210,590 million and ¥71,896 million, respectively, in the year ended March 31, 2005. We also had receivables of ¥21,289 million from NTT and its subsidiaries and payables of ¥81,436million to NTT and its subsidiaries at March 31, 2006, compared to ¥22,990 million and ¥87,458 million at March 31, 2005. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In the year ended March 31, 2006, total payments by us to NTT amounted to ¥17 billion.

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

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Senior Vice President Sakuo Sakamoto, a full-time employee of NTT, serves part-time on our Board of Directors.

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

The Government, on March 30, 2001, launched its Three-year Program for Promoting Regulatory Reform. In that program the Government expected NTT as well as NTT East and NTT West would prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership percentage in our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio of our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders profits, taking into account operational necessities and stock market trends. On October 29, 2002, NTT made a report to MIC on the current status of implementation of the voluntary action plan released in October 2001. In the report, NTT stated that it sold 551,000 shares of our company in July 2002, in conjunction with our planned share reacquisition and that the system of concurrent appointment of directors for NTT and our company was discontinued at the general meeting of shareholders in June 2001.

In June 2006, an advisory panel on the future of telecommunications and broadcasting issued its final report. The report proposed that, in order to promote fair competition in the telecommunication industry, the MIC undertake a comprehensive review related to telecommunication by 2010. The study group also proposed that, keeping issues such as the abolishment of regulations on the scope of business of NTT East and NTT West, the abolishment of the holding company, and the separation of equity links etc. within the scope of the review, the panel take necessary measures to understand the issues and start necessary investigations immediately. In June 2006, NTT issued a statement in response to this report that, with the aim of establishing a safe and secure next-generation network under the current structure and providing optical services to approximately 30 million customers by 2010, NTT will make its utmost effort to realize their medium-term management strategies, and that NTT cannot accept the proposal as it may disturb the smooth promotion of their medium term management strategies.

The Government of Japan has not decided what action, if any, it will take with respect to NTT’s ownership of our shares. NTT has declared its view that its ownership of our shares does not have any adverse effects on fair competition and that it intends to maintain its ownership percentage in us at 51% or above.

NTT has entered into agreements with each of DoCoMo, NTT East and NTT West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DoCoMo.

Property

Our property includes our Tokyo headquarters, eight regional headquarters and 66 branch and sales offices. As of March 31, 2006, we and our regional subsidiaries owned 2,859,638 square meters of land and 1,562,478 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2006, we leased approximately 5,688,216 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees

At March 31, 2006, we had 21,646 employees representing an increase of 119 employees since March 31, 2005. This increase was attributable to the expansion of the number of entities subject to consolidation. Approximately 50% of the full-time employees at DoCoMo and the eight regional subsidiaries previously worked for NTT. At March 31, 2005, 2004 and 2003 we had 21,527, 21,241, and 20,792 employees, respectively. The average number of temporary employees for the year ended March 31, 2006 was 4,575.

Of our 21,646 full-time employees at March 31, 2006, 1,447 were employed as staff at headquarters, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, at March 31, 2006, approximately 400 employees were working at foreign consolidated companies.

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

C. Organizational Structure.

As of March 31, 2006, NTT, our parent company, is our largest shareholder and owned 62.2% of our outstanding voting shares. We conduct our business together with our 99 subsidiaries and 13 affiliates which together constitute the largest wireless telecommunications services provider in Japan based on number of subscribers. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2006:

Name	Country of Incorporation	Voting rights owned by the Company, directly or indirectly
NTT DoCoMo Hokkaido, Inc.(1)	Japan	100.0%
NTT DoCoMo Tohoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Tokai, Inc. (1)	Japan	100.0%
NTT DoCoMo Hokuriku, Inc. (1)	Japan	100.0%
NTT DoCoMo Kansai, Inc. (1)	Japan	100.0%
NTT DoCoMo Chugoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Shikoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Kyushu, Inc. (1)	Japan	100.0%
DoCoMo Service Inc.	Japan	100.0%
DoCoMo Engineering Inc.	Japan	100.0%
DoCoMo Mobile Inc.	Japan	100.0%
DoCoMo Support Inc.	Japan	100.0%
DoCoMo Systems, Inc.	Japan	100.0%
DoCoMo Sentsu, Inc.	Japan	100.0%
DoCoMo Technology, Inc.	Japan	100.0%
DoCoMo Business Net, inc.	Japan	100.0%

(1)	One of our eight regional subsidiaries.

Other than our eight regional subsidiaries listed above, which are discussed elsewhere in this annual report, the eight main consolidated subsidiaries and their lines of business are: DoCoMo Service Inc., a company that collects charges on our behalf; DoCoMo Engineering Inc., which is engaged in the construction and maintenance of facilities; DoCoMo Mobile Inc., which repairs handsets and related cellular equipment used by subscribers; DoCoMo Support Inc., which render office services such as call center services; DoCoMo Systems, Inc., which develops, maintains and operates our fundamental systems; DoCoMo Sentsu, Inc., which render ancillary services for our satellite phone business; DoCoMo Technology, Inc., which develops software and provides support services regarding field tests; and DoCoMo Business Net, inc., which operates and provides support for agency sales.

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

D. Property, Plant and Equipment.

The information required by this item is set forth in Item 4.B. of this annual report.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the notes thereto included in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this annual report.

We will discuss the following matters in this Item 5;

•	Our Business

•	Trends in the Mobile Communications Industry in Japan

•	Operating Trends

•	Operating Results for the years ended March 31, 2006 and 2005

•	Segment Information

•	Recent Accounting Pronouncements and Critical Accounting Policies

•	Liquidity and Capital Resources

•	Research and Development

•	Trend Information

•	Others

A. Operating Results.

Our Business

We are the largest cellular network operator in Japan, in terms of both revenues and number of subscribers. As of March 31, 2006, we had approximately 51.14 million subscribers, which represented 55.7% of all cellular subscribers in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communications services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as “i-mode” services, which enable our subscribers to send and receive e-mails and to access various sources of information including the Internet via our nationwide packet communications network. In addition to cellular services, we also presently provide Personal Handyphone System (“PHS”) services, “Quickcast” paging services, and wireless LAN services nationwide.

We have always been the market leader in the Japanese mobile communications industry as the demand for mobile communications has grown very rapidly. Now that a cellular phone has already become a part of daily life in Japan, it is difficult to replay the speedy growth we experienced in the first decade of our operations. However, in order to achieve sustainable growth and establish new sources of revenues, we are committed to upgrade our cellular communications services from a telecom infrastructure to a life-style infrastructure so that cellular services will be rooted even more deeply in daily lives of our subscribers and further enrich their lives and businesses.

Trends in the Mobile Communications Industry in Japan

The mobile communications market in Japan saw a 5.01 million net increase in cellular and PHS subscribers in the year ended March 31, 2006. As of March 31, 2006, the total number of subscriptions reached 96.48 million and the market penetration rate reached 76.1%. However, the annual growth rate of subscriptions has declined gradually from 7.9% to 6.2% to 5.5% in the years ended March 31, 2004, 2005, and 2006, respectively. Given the maturity of the market and the declining population trend, we expect that the growth rate of subscriptions in Japan will continue to decline in the future.

As of March 31, 2006, cellular services were provided by three network operators in Japan, including us. In addition to providing the cellular services, the network operators also collaborate with handset vendors to develop handsets compatible with the specifications of their wireless services and then sell them to subscribers through agent resellers. It has been a common practice for the network operators to pay sales commissions to agent resellers and later recover the initial expenditures by future service charges collected from their new subscribers. As for the cellular services, since the year 2001, when we first launched “FOMA” service, our third generation (“3G”) cellular services based on W-CDMA technology, our competitors have followed us in the launch of their 3G services. The network operators have been in an intense competition in pursuit of the acquisition of new subscribers and the migration of their current subscribers to 3G services. As of March 31, 2006, the number of 3G service subscriptions in Japan reached 48.33 million, which represented 52.7% of the total number of cellular subscriptions.

Competition among the network operators in Japan has become more intense under present market conditions as the needs of subscribers diversify and growth in new subscriptions slows. The network operators in Japan have been eager to differentiate themselves as they pursue the acquisition of new subscriptions and encourage the migration of their current subscribers to 3G services. The differentiation efforts include:

•	Launching of new services such as providing platforms for credit settlement, music downloading, news casting, walkie-talkie, video-calling, e-commerce and auction;

•	Equipping new handsets with various new functions including a TV tuner, radio tuner, music player, two-dimensional bar-code reader, contact-less IC (Integrated Circuit) chip capability or GPS (Global Positioning System);

•	Providing billing arrangements to attract or maintain subscribers, including flat rate for packet communications or flat rate for calls among subscribers of the same operator;

•	Partnering with entities of different industries including retail, airlines, railways and financial institutions.

Recently, domestic deregulation of the industry has accelerated competition among cellular network operators, who have already implemented discount of their service charges. The Ministry of Internal affairs and Communications (“MIC”) announced that the Mobile Number Portability, which enables subscribers to switch subscriptions from one operator to another without changing their telephone number, will be introduced by November 2006. The MIC also approved allocations of radio spectrums to new entrants planning to launch cellular services. Those entrants are planning to start their cellular services no later than the end of March 2007. The introduction of the Mobile Number Portability and the entrance of new competitors are expected to encourage many subscribers to switch their cellular subscriptions and to have a material impact on our results of operations, as increased competition puts pressure on rates, margins, and subscriber churn.

It is possible that innovations in Internet technology have a material impact on mobile communications industry as well. IP (Internet Protocol) phone, voice communications based on IP technology, is becoming a popular means of fixed line communications as a result of the penetration of local broadband access. If IP phone technology becomes popular in the mobile communications field, it is expected to have a material impact on the revenue structure of current mobile communications industry. In April 2006, digital terrestrial TV broadcasting dedicated to mobile terminals was launched and is expected to be the first step in the future convergence of broadcasting and mobile communications. In the field of high-speed wireless networks, WiMAX is being standardized by the Institute of Electrical and Electronic Engineers. In Japan, some network operators and other entities have started or are preparing to start connection experiments to launch commercial WiMAX services in the future.

Thus, we expect that the competitive environment for the mobile communications market will become increasingly severe in the future due to regulatory, technology and market changes.

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

We earn our wireless services revenues primarily from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services and the second generation “mova” services. FOMA’s packet transmission technology allows our subscribers to send and receive more packets per minute, and the per-packet charges for data communications of FOMA services are set lower than those of mova services. Because we believe that FOMA’s advanced technological capability enables us to provide our subscribers with more convenient and competitive services, we aim to induce our mova subscribers to migrate to FOMA services as well as to acquire new FOMA subscriptions. As of March 31, 2006, the number of FOMA subscriptions reached 23.46 million or 45.9% of our total number of cellular subscriptions, the largest number of 3G subscriptions among cellular operators in Japan. Cellular (FOMA+mova) services revenues include voice revenues and packet communications revenues. Voice revenues derive from a combination of set monthly fees for service and additional fees depending on the minutes of connection time. Our packet communications revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues in the year ended March 31, 2006, representing 26.1% of wireless services revenues, than 24.7% and 23.8% in the years ended March 31, 2005 and 2004, respectively. As a result of continued migration of mova subscribers to FOMA services, the portion of FOMA packet communications revenues increased to 54.8% of all the packet communications revenues in the year ended March 31, 2006 from 24.6% in and 4.7% in the years ended March 31, 2005 and 2004, respectively.

Two of our top operational priorities are to maintain our current subscribers and the level of our average monthly revenue per unit (“ARPU”) despite the increasingly competitive market environment in which we are operating, including the introduction of the Mobile Number Portability in the current fiscal year. Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.

While the number of wireless subscriptions still continues to grow in Japan, its growth rate has slowed down. Our number of subscriptions also continues to grow while its growth rate has similarly declined. Our subscriber churn rate or contract termination rate is an important performance index for us to achieve retention of our current subscribers. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount programs and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber, on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the year ended March 31, 2006, we introduced simplified and easier to understand billing plans common to both FOMA and mova services, upgraded our “Ichinen Discount” program to further benefit our long-term subscribers, expanded “Family Discount”, and increased the number of FOMA billing plans that can be combined with “pake-hodai”, a flat-rate packet billing plan for unlimited i-mode usage. We also continued to release handsets focusing on attractive design and reasonable pricing. In the year ended March 31, 2006, we released handsets such as “Kids’ PHONE” designed specifically for children and “Raku Raku PHONE Simple” universally designed for elderly users in an effort to pioneer such new market segments.

ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, calling charges and packet communications charges, from designated services by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. The ARPU calculation is described in “Item 4. Information on the Company—B. Business Overview—Cellular System Usage”. ARPU (FOMA+mova) has fallen over the past few years, due primarily to our introduction of billing arrangements with reduced or flat rates intended to maintain our current subscribers, and the increase in the number of FOMA billing plans that can be combined with our flat-rate packet billing plan for unlimited i-mode usage. The shrinking trend of ARPU also resulted from further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. In order to boost ARPU, we introduced new services such as “i-channel”, a convenient and easy-to-use information push-delivery service, and “Push Talk”, walkie-talkie style communication service, in the year ended March 31, 2006. We also introduced more handsets compatible with international roaming in order to increase roaming revenues. Furthermore, we are promoting cellular usage other than voice calls such as video-calling or video-clip downloading. Through the year ended March 31, 2004, growth in the number of our subscriptions had more than offset decline in ARPU caused by factors such as rate reductions, resulting in the net growth of our revenues. The decelerated growth rate of subscriptions did not cover the declines in ARPU in the year ended March 31, 2005, which resulted in a decrease in cellular services revenues. In the year ended March 31, 2006, we achieved a slight increase in the cellular services revenues from the prior fiscal year owing to a slower decline in ARPU. We expect the positive effects of the moderate growth in the number of subscriptions to continue to offset the negative effects from declines in ARPU, and consequently to help us maintain a level of cellular services revenues for the year ending March 31, 2007, similar to that of the prior fiscal year. We intend to achieve sustainable growth by establishing new sources of revenues as soon as possible while we maintain the current level of revenues by further strengthening our competitiveness in the cellular business.

Equipment Sales

We collaborate with handset vendors to develop handsets compatible with our cellular services, and then sell them to our subscribers through agent resellers. We also pay agent resellers sales commissions and later recover such expenditures through service charges paid by our subscribers.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment, accounted for 9.9% of total operating revenues for the year ended March 31, 2006. We adopted Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and therefore account for a portion of the sales commissions that we pay to agent resellers, the main component of which is handset sales incentive, as a reduction in equipment sales revenues and selling, general and administrative expenses. As a result, structurally, the cost of equipment sold exceeds equipment sales revenues, thus sale of an extra handset has a negative impact on our operating income. As the migration of mova subscribers to more sophisticated FOMA service progresses, revenue per handset before application of EITF 01-09 has increased. However, revenue per handset after EITF 01-09 declined in the year ended March 31, 2006 due to the increase of handset sales incentives to be deducted from the gross handset revenues. Our net handset sales revenues declined because of a combination of the increase of handset sales incentives and the decrease in the number of handsets sold. The decline in the number of handsets sold derived partly from the decline in the number of new subscriptions and partly from our campaign to slow down the handset upgrading cycle by providing members of “DoCoMo Premier Club” with free-of-charge battery packs and the extension of free warranty periods. It is expected that, with the introduction of the Mobile Number Portability, more cellular subscribers will switch their cellular subscriptions from one operator to another, which will result in an increased number of handsets sold, boosting gross handset sales revenues. At the same time, we believe that escalated competition may boost handset sales incentives to be deducted from gross handset sales revenues, which may ultimately more than offset incremental handset sales revenues derived from the increase in the number of handsets sold and revenue per handset. Because the trend of handset sales is closely interrelated with the cost of handsets sold and sales commissions, you should also refer hereafter to the “Cost of Equipment Sold” and “Selling, General and Administrative Expenses” section below.

Expansion of Our Business Domain

In addition to the further buildup of our competitiveness in the cellular business, we are actively involved in expansion of our business domain. The most phenomenal is the establishment of our “Osaifu-Keitai*”, or mobile wallet and the subsequent launch of our credit services business. We seek to reposition our cellular phone as a tool more deeply rooted in daily life by enabling transactional settlements with a cellular phone equipped with contact-less IC chip. In December 2005, we launched a credit card brand called “iD” for card issuers. Our strategic partnership with Sumitomo Mitsui Card Company, Limited enables a card holder to make a speedy payment just by placing our “Osaifu-Keitai” on dedicated reader/writers at stores. Another strategic partnership with East Japan Railway Company (“JR East”) turns our “Osaifu-Keitai” into a railway ticket when “Osaifu-Keitai” becomes compatible with JR East’s “Mobile Suica” service.

In April 2006, we launched our DCMX credit card issuing services via our “iD” platform as a prospective source of revenues from mobile credit transactions. We believe our mobile credit services, especially for small amount transactions, to be a promising growth business given the comparatively lower penetration of credit card usage in Japan than in the United States and convenience of using a cellular phone for purchases. While it may take some time for the business to grow as a steady and reliable source of income, we will be engaged in establishing our mobile credit services business as soon as possible.

Expenses

Cost of Services

Cost of Services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities, and payroll for employees dedicated to the operations and maintenance of our wireless services. Cost of services accounted for 19.0% of our total operating expenses in the year ended March 31, 2006. Communication network charges, which we pay for the use of other operators’ networks or for access charges, occupy the largest part of cost of services, accounting for 49.4%, of the total. The amount of our communication network charges is dependent on the number of our base stations installed and rates set by the other operators. Through the year ended March 31, 2006, our communication network charges steadily declined as a result of our buildup of our own back-bone network to replace circuits leased from NTT. However, in the year ending March 31, 2007, we expect communication network charges to increase slightly due to the further expansion of our FOMA service area and our response to increase in traffic demand.

Depreciation and Amortization

We expense the acquisition cost of a fixed asset such as telecommunications equipment or a network facility during its estimated useful life as depreciation and amortization. Depreciation and amortization accounted for 18.7% of our operating expenses in the year ended March 31, 2006. Since its launch in 2001, we have expanded our FOMA service network while maintaining our second generation mova network. The steady migration of mova subscribers to FOMA services resulted in FOMA subscribers representing 45.9% of our total cellular subscribers as of March 31, 2006. Although the coverage area of our FOMA network is already almost nationwide in Japan, in order to respond to the market competitiveness caused by the Mobile Number Portability, we will implement following measures, which require certain capital expenditures during the year ending March 31, 2007:

•	further expansion of both indoor and outdoor FOMA service coverage;

•	network capacity buildup to respond to an increase in data-traffic following the expansion of our flat-rate packet billing plan for unlimited i-mode usage; and

•	further enhancement of FOMA network quality including acceleration of its data transmission speed

*	“Osaifu-Keitai” refers to mobile phones equipped with a contact-less IC chip, as well as useful functions and services enabled by the IC chip. With these functions, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, among other things.

Although we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices, and improvements of construction processes, it may take some more time for such efforts to create a material impact on our depreciation and amortization expenses. As a result, depreciation and amortization are expected to increase in the year ending March 31, 2007. As for our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers, which is basically dependent on the number of handsets sold and the purchase price per handset. Cost of equipment sold represented 28.3% of our operating expenses in the year ended March 31, 2006. The purchase price per handset increased due to the increase in sales of more sophisticated FOMA handsets in the migration of mova subscribers to FOMA services. It is expected that this trend of increasing purchase prices per handset will continue as more mova subscribers are expected to migrate to FOMA services. On the other hand, the number of handsets sold declined, which resulted in a slight decrease in the total cost of equipment sold in the year ended March 31, 2006. However, as previously stated in “Equipment Sales” section, more subscribers are expected to switch their subscriptions among network operators following the introduction of the Mobile Number Portability. If the number of handsets sold increase, our total cost of equipment sold is expected to increase as well in the year ending March 31, 2007.

We have taken some measures to control the trend of increasing cost of equipment sold. We plan to save FOMA handset development costs by introducing a single-chip LSI and common platforms for handset operating system. We diversified handset vendors, including increasing procurement from overseas vendors, in order to promote competition among manufacturers. We also aim to develop handsets that would match the purpose and usage volume of various subscribers and purchase them at the most reasonable prices. We plan to pursue the possibility of joint procurement of 3G handsets with overseas network operators in the future. We are also engaged in a campaign to slow down the handset upgrading cycle by providing members of “DoCoMo Premier Club” with free-of-charge battery packs and the extension of free warranty periods in order to slash the cost of equipment sold and sales commissions to agent resellers, the latter of which are referred hereinafter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 34.0% of our total operating expenses in the year ended March 31, 2006. The primary expenses included in our selling, general, and administrative expenses are those related to acquiring new subscribers, the most significant of which are sales commissions paid to agent resellers. The main components of the sales commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscription and volume incentives that vary depending on the number of new subscriptions per agent per month. In addition, we pay agent resellers a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Sales commissions differ from region to region due to such factors as the competitive and economic environments in the various regions. Average sales commissions we paid when acquiring a new subscriber who also purchased a handset and when upgrading a handset for a current subscriber and activating the handset were approximately ¥36,000, ¥34,000 and ¥31,000 for the years ended March 31, 2006, 2005, and 2004, respectively. The increase in the average commission per subscription in the year ended March 31, 2006 from the prior fiscal year was mainly due to the increase in the percentage of FOMA handsets, for which the average commission per subscription was approximately ¥9,000 higher than that of mova handsets, among the total number of handsets sold. The average commissions paid for FOMA subscription acquisition or FOMA handset sales and paid for mova subscription acquisition or mova handset sales in the year ended March 31, 2006 were virtually unchanged from the prior fiscal year. We adopted EITF 01-09 and therefore a portion of the sales commissions paid to agent resellers, including handset sales incentives, is recognized as a deduction from equipment sales revenues and selling, general and administrative expenses. Due to the migration of mova subscribers to FOMA services, gross sales commissions before application of EITF 01-09 increased in the year ended March 31, 2006 compared with those in the prior fiscal year. However, because the increase in handset sales incentives exceeded the increase in the gross sales commissions, the net sales commissions after application of EITF 01-09 decreased in the year ended March 31, 2006. For the year ending March 31, 2007, despite the introduction of the Mobile Number Portability, we plan to control the gross sales commissions at a level similar to that of the prior fiscal year. However, we expect that the net sales commissions after EITF 01-09 will slightly decrease due to an increase in handset sales incentives.

Operating Income

In the year ended March 31, 2006, because both wireless service revenues and equipment sales decreased, operating revenues decreased. Operating expenses decreased more than operating revenues mainly due to decreases in sales commissions and impairment loss. As a result, operating income increased. The factors contributing to the increase in operating income were as follows:

•	Although the decrease in ARPU caused by expansion of our rate discount programs continued, it was offset by the increase in our number of subscriptions as a consequence of new customer acquisition and a lowered churn rate, which resulted in a slight increase of cellular services revenues;

•	The decline in equipment sales revenues, which exceeded the declines in the aggregate of cost of equipment sold and sales commissions due to the decrease in the number of handsets sold, had a negative impact on operating income; and

•	Operating expenses decreased significantly due to the effect of the impairment of PHS-related assets recorded in the year ended March 31, 2005. As a result, together with the above factors, operating income increased.

We expect the year ending March 31, 2007 to be another year of involvement for sustainable growth in the future. Although the introduction of the Mobile Number Portability will accelerate the competitive market environment, we will be engaged in the establishment of new revenue sources such as the credit services business, while continuing to maintain or expand our subscriber base and revenues by providing further benefits to our subscribers. We expect operating revenues to increase slightly and operating income to decrease in the year ending March 31, 2007 for the following reasons;

•	Cellular services revenues are expected to increase slightly as the increase of our subscriptions will continue to more than offset the decrease in ARPU caused by the expansion of discount programs and flat-rate billing plan for unlimited i-mode usage;

•	Although cost of equipment sold and sales commissions will increase because of continued migration of mova subscribers to FOMA services and the introduction of the Mobile Number Portability, we plan to manage the increase in such expenses at a level no greater than the increase in equipment sales, so that the impact of increased handset sales on operating income would be minimized; and

•	The combination of increases in depreciation and amortization and selling, general, and administrative expenses, which will derive from improvement of FOMA network coverage and our after-sales support, is expected to exceed the increase in the cellular services revenues.

Under these circumstances, we seek to further reinforce our core cellular business, reduce costs and secure new sources of revenues, in order to achieve sustainable growth.

We seek to reinforce our core business, while implementing customer-oriented operations, and maintaining and reinforcing our competitiveness by:

•	improvement of consultation, support and after-sales services offered to our subscribers;

•	release of new handsets which respond to customers’ demands; and

•	efficient expansion of network coverage, e.g., introducing more economical networking equipment.

We seek to reduce costs by:

•	saving on the development cost of FOMA handsets by developing collective specifications on single-chip LSI and operating system platforms and economized procurement from overseas handset vendors;

•	efficient allocation of sales commissions on targeted specific market segments; and

•	reduction of network costs through economized procurement, design and installment of low-cost devices, and improvements of construction processes.

We seek to secure new sources of revenues by:

•	increasing non-traffic revenues by evolving our cellular services into “life-style infrastructure,” tools, through the introduction of new services such as our mobile credit services using “Osaifu-Keitai”;

•	increasing packet communications revenues through introduction of new services which utilize high speed packet communication of HSDPA technology and promotion of new services such as “i-channel” or “Push-Talk”; and

•	increasing international services revenues through upgrade of international calling and roaming services and compatible handsets.

Other income and expenses

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company—B. Business Overview—Other Business Activities—Investments and Affiliations in Japan” and “—B. Business Overview—Global Businesses—International Investments and Licensing Agreements”. Where our investment is relatively small as a percentage of the investee’s issued and outstanding capital, we include the investment as “marketable securities and other investments” on our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. See “- Operating Results for the year ended March 31, 2006—Analysis of operating results for the year ended March 31, 2006 and comparison with the prior fiscal year”. In some cases, the size of our investment as a percentage of the investee’s issued and outstanding capital or other indices of control make the investee our equity-method affiliate. We include equity in net gains or losses of affiliates in our consolidated income, but such amounts are not typically material to our consolidated net income. In the years ended March 31, 2002 and 2003, we experienced material impairments in the value of our investments in equity method affiliates that were included in equity in net losses of affiliates in our consolidated statements of income and comprehensive income for those years, and it is possible that we could experience material impairments with respect to our equity method investments again in the future. See “- Critical Accounting Policies—Impairment of investments”. We may also experience material gains or losses on the sale of our interest in affiliates, as we did in the year ended March 31, 2005 with respect to our interest in AT&T Wireless Services, Inc. (“AT&T Wireless”). See “- Operating Results for the year ended March 31, 2005—Analysis of operating results for the year ended March 31, 2005 and comparison with the prior fiscal year”. As of March 31, 2006, the total carrying value of our investments in affiliates was ¥174.1 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥258.0 billion.

Operating Results for the year ended March 31, 2006

The following discussion includes analysis of our operating results for the year ended March 31, 2006. The tables below describe selected operating data and income statement data:

Key Performance Index

	Years ended March 31
	2005	2006	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	48,825	51,144	2,319	4.7%
FOMA services (thousands)	11,501	23,463	11,963	104.0%
mova services (thousands)	37,324	27,680	(9,644)	(25.8)%
i-mode services (thousands)	44,021	46,360	2,339	5.3%
Market Share (%) (1)(2)	56.1	55.7	(0.4)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3) (4)	7,200	6,910	(290)	(4.0)%
Voice ARPU (yen/month/contract) (5)	5,330	5,030	(300)	(5.6)%
Packet ARPU(yen/month/contract)	1,870	1,880	10	0.5%
i-mode ARPU (yen/month/contract)	1,870	1,870	—	—
MOU (FOMA+mova) (minutes/month/contract) (3)(6)	151	149	(2)	(1.3)%
Churn Rate (%) (2)	1.01	0.77	(0.24)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscriptions.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	ARPU figures for the year ended March 31, 2006 include revenues from international services while those for the prior fiscal year do not. ARPU from international services for the year ended March 31, 2005 was ¥20.
(5)	Inclusive of circuit switched data communications.
(6)	MOU(Minutes of usage):Average communication time per one month per one user

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2005	2006	Increase (Decrease)	Change (%)
Operating Revenues :
Wireless services	¥4,296,537	¥4,295,856	¥(681)	(0.0)%
Cellular (FOMA+mova) services revenues (7)	4,146,973	4,158,134	11,161	0.3%
- Voice revenues (8)	3,086,275	3,038,654	(47,621)	(1.5)%
Including: FOMA services (9)	514,702	1,169,947	655,245	127.3%
- Packet communications revenues	1,060,698	1,119,480	58,782	5.5%
Including: FOMA services (9)	260,671	613,310	352,639	135.3%
PHS services revenues	60,288	40,943	(19,345)	(32.1)%
Other revenues	89,276	96,779	7,503	8.4%

Equipment sales	548,073	470,016	(78,057)	(14.2)%

Total operating revenues	4,844,610	4,765,872	(78,738)	(1.6)%

	Millions of yen
	Years ended March 31
	2005	2006	Increase (Decrease)	Change (%)
Operating Expenses
Cost of services	740,423	746,099	5,676	0.8%
Cost of equipment sold	1,122,443	1,113,464	(8,979)	(0.8)%
Depreciation and amortization	735,423	737,066	1,643	0.2%
Impairment loss	60,399	1,071	(59,328)	(98.2)%
Selling, general and administrative	1,401,756	1,335,533	(66,223)	(4.7)%

Total operating expense	4,060,444	3,933,233	(127,211)	(3.1)%

Operating Income	784,166	832,639	48,473	6.2%
Other Income (Expense) (10)	504,055	119,664	(384,391)	(76.3)%

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	1,288,221	952,303	(335,918)	(26.1)%
Income Taxes	527,711	341,382	(186,329)	(35.3)%

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	760,510	610,921	(149,589)	(19.7)%
Equity in net losses of affiliates (11)	(12,886)	(364)	12,522	—
Minority interests in earnings of consolidated subsidiaries	(60)	(76)	(16)	—

Net Income	¥747,564	¥610,481	¥(137,083)	(18.3)%

(7)	From the year starting April 1, 2005, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues”. The results for the year ended March 31, 2005 are restated to conform to the presentation for the subsequent fiscal year. However, international services revenues related to FOMA services are not included in FOMA services revenues for the year ended March 31, 2005 because such information was not previously maintained.
(8)	Inclusive of circuit switched data communications.
(9)	The amount of “Voice revenues” and “Packet communications revenues” of FOMA services for the year ended March 31, 2006 without the above adjustments related to international services revenues was ¥1,156,414 million and ¥612,090 million, respectively.
(10)	Includes an aggregate gain on sales of Hutchison 3G UK Holdings Limited (“H3G UK”) and KPN Mobile N.V.(“KPN Mobile”) shares of ¥101,992 million, and a gain on sales of AT&T Wireless shares of ¥501,781 million in the years ended March 31, 2006 and 2005, respectively.
(11)	Includes impairment in investment in affiliates of ¥8,612 million in the year ended March 31, 2005.

Analysis on operating results for the year ended March 31, 2006 and comparison with the prior fiscal year

As of March 31, 2006, the number of our cellular (FOMA+mova) subscriptions reached 51.14 million and increased by 4.7% from 48.82 million at the end of the prior fiscal year. The growth rate of our cellular subscriptions is expected to be decelerated in the future as the growth rate of cellular subscriptions declines in Japan. The number of FOMA subscriptions increased to 23.46 million as of March 31, 2006 from 11.50 million at the end of the prior fiscal year. On the other hand, the number of mova subscriptions, which had started to decrease since the year ended March 31, 2004, decreased by 25.8% to 27.68 million as of March 31, 2006. It is expected that the migration of mova subscribers to FOMA services will continue hereafter. Our market share decreased by 0.4 points to 55.7% as of March 31, 2006. The number of i-mode subscriptions increased by 5.3% to 46.36 million as of March 31, 2006 from 44.02 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥290 (4.0%) to ¥6,910 in the year ended March 31, 2006 from ¥7,200 in the prior fiscal year. While voice ARPU decreased by ¥300 (5.6%) to ¥5,030 in the year ended March 31, 2006 from ¥5,330 in the prior fiscal year, packet ARPU increased by ¥10 (0.5%) to ¥1,880 in the year ended March 31, 2006 from ¥1,870 in the prior fiscal year. This trend was attributable primarily to an increase in subscribers who subscribe to discount programs, further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. The MOU (FOMA+mova) decreased by 2 minutes to 149 minutes from 151 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 1.01% and 0.77% in the years ended March 31, 2005 and 2006, respectively. We believe that due to various factors, such as the availability of i-mode, the implementation of competitive billing arrangements, customer confidence in our network and services and the introduction of new services, our churn rate has been lower than that of other operators. However, no assurance can be given that our churn rate will continue to decline or remain low.

In the year ended March 31, 2006, we implemented various measures to retain our subscribers, such as the introduction of simplified and easy to understand billing plans common to FOMA and mova services, the expansion of our “Family Discount” plan and our flat-rate billing plan for unlimited i-mode usage, upgrade of point loyalty programs, releases of attractive FOMA series handset lineup and the expansion of FOMA coverage area, both indoors and outdoors. These measures resulted in further decline of our low churn rate and contributed to net increase in the number of subscriptions. However, these measures have also had an adverse impact on ARPU. It is expected that the trend of declining ARPU will continue for the near term. We expect that these implementations will contribute to migrating current mova subscribers to and acquiring new subscriptions for our FOMA services, which in turn will promote packet usage or the usage of video-calling services, which we expect to have a positive effect on revenues from FOMA services in the future.

Operating revenues decreased by ¥78.7 billion (1.6%) to ¥4,765.9 billion for the year ended March 31, 2006 from ¥4,844.6 billion in the prior fiscal year. While wireless service revenues maintained an equivalent level, at ¥4,295.9 billion from ¥4,296.5 billion in the prior fiscal year, equipment sales decreased by ¥78.1 billion (14.2%) to ¥470.0 billion from ¥548.1 billion in the prior fiscal year. As a result, wireless services accounted for 90.1% of operating revenues in the year ended March 31, 2006 compared to 88.7% in the prior fiscal year. Cellular (FOMA+mova) services revenues increased slightly from the prior fiscal year because of the positive effect from net increase in subscriptions exceeded the negative effect from decline in ARPU. However, decline in revenues from PHS services, which we already decided to terminate in the near term, offset the increased revenues from cellular (FOMA+mova) services, and kept total wireless services revenues at a level equivalent to that of the prior fiscal year. The slight increase in cellular service revenues was a combination of decrease in voice revenues, to ¥3,038.7 billion from ¥3,086.3 billion in the prior fiscal year, and increase in packet communications revenues, to ¥1,119.5 billion from ¥1,060.7 billion in the prior fiscal year. This result demonstrated an increase in revenues from packet usage due to a large number of subscribers using i-mode services instead of voice calls, and introduction of new services such as “i-channel”, through which we intend to promote i-mode usage. Voice revenues from FOMA services doubled to ¥1,169.9 billion, inclusive of international service revenues, from ¥514.7 billion in the prior fiscal year and packet communications revenues also more than doubled to ¥613.3 billion, inclusive of international service revenues as well, from ¥260.7 billion in the prior fiscal year. PHS services revenues decreased by 32.1% to ¥40.9 billion from ¥ 60.3 billion in the prior fiscal year and represented 1.0% of total wireless services revenues. Equipment sales decreased by 14.2% because of decline in the number of handsets sold. We believe that the decline in the sales of handsets arose from the decrease in our number of newly acquired subscriptions, as well as from our campaign to slow down the handset upgrading cycle and to improve customer services such as providing members of “DoCoMo Premier Club” with free-of-charge battery packs.

Operating expenses decreased by ¥127.2 billion (3.1%) to ¥3,933.2 billion in the year ended March 31, 2006 from ¥4,060.4 billion in the prior fiscal year. This decrease resulted mainly from a decrease in sales, general and administrative expenses, including sales commissions, of ¥66.2 billion due to a decline in the number of handsets sold as well as the effect of an impairment loss, of ¥60.4 billion, of PHS related assets recorded in the prior fiscal year. Cost of services increased by ¥5.7 billion, due to an increased number of cellular base stations installed. Depreciation and amortization increased by ¥1.6 billion owing to the effect of shortened useful lives of assets associated with the renewal of our IT systems.

A percentage of operating expenses to operating revenues was improved to 82.5% in the year ended March 31, 2006 from 83.8% in the prior fiscal year. Although decrease in equipment sales owing to decline in the number of handset sold exceeded the decrease in sales, general and administrative expenses, the effect of impairment loss of PHS related assets recorded in the prior fiscal year contributed to the improvement of operating income margin.

As a result of the foregoing, our operating income increased by ¥48.5 billion (6.2%) to ¥832.6 billion in the year ended March 31, 2006 from ¥784.2 billion in the prior fiscal year.

Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments, and foreign exchange gains and losses. We accounted for ¥119.7 billion as other income in the year ended March 31, 2006. In June 2005, we completed the sale of all of our 20% holding of H3G UK shares based on the Sales and Purchase Agreement signed with Hutchison Whampoa Limited (“HWL”) in May 2004 and recorded “Gain on sale of affiliate shares” of ¥62.0 billion, including reclassification of foreign currency translation of ¥38.2 billion. In October 2005, we also sold all of our 2.2% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), its parent company, and recorded a gain on a sale of investment securities of ¥40.0 billion, including a foreign currency translation adjustment of ¥25.6 billion, as a gain on sale of other investments. As part of the sale of our remaining interest in KPN Mobile, we also recognized a non-cash charge of ¥14.1billion to operating expenses for the excess of fair value of KPN Mobile shares over the actual amount of cash received which we regard as the consideration of the benefits from the arrangement. Other income in the year ended March 31, 2006 decreased by ¥384.4 billion (76.3%) from ¥504.1 billion in the prior fiscal year, during which we sold the shares of AT&T Wireless for ¥501.8 billion.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries decreased by ¥335.9 billion (26.1%) to ¥952.3 billion in the year ended March 31, 2006 from ¥1,288.2 billion in the prior fiscal year.

Income taxes were ¥341.4 billion in the year ended March 31, 2006 and ¥527.7 billion in the prior fiscal year, representing effective tax rates of approximately 35.9% and 41.0%, respectively. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 40.9% for both the years ended March 31, 2006 and 2005. For the three years starting April 1, 2003, the Japanese government introduced special tax allowances, which enabled us to deduct from our taxable income a part of our investments in certain IT related assets and investments for research and development. The difference between our effective tax rate and statutory tax rate arose primarily from the special tax allowances. The difference was limited in the year ended March 31, 2005, because of decrease in our taxable income due to the tax loss generated by the realization of the impairment of our investment in AT&T Wireless. In the year ended March 31, 2006, our effective tax rate became lower than our statutory tax rate as we were able to realize the tax benefits of the special tax allowances generated during the year ended March 31, 2006, and a portion of those carried forward from the prior fiscal year which had previously been reserved.

Equity in net losses of affiliates decreased to ¥0.4 billion for the year ended March 31, 2006 from ¥12.9 billion for the prior fiscal year. We recorded impairment charge of ¥8.6 billion, related to our evaluation of Hutchison Telephone Company Limited (“HTCL”) for the year ended March 31, 2005.

As a result of the foregoing, we recorded net income of ¥610.5 billion in the year ended March 31, 2006, a decrease of ¥137.1 billion (18.3%) from ¥747.6 billion in the prior fiscal year.

Operating Results for the year ended March 31, 2005

The following discussion includes analysis of our operating results for the year ended March 31, 2005. The tables below describe selected operating data and income statement data:

Key Performance Index

	Years ended March 31
	2004	2005	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	46,328	48,825	2,497	5.4%
FOMA services (thousands)	3,045	11,501	8,456	277.7%
mova services (thousands)	43,283	37,324	(5,959)	(13.8)%
i-mode services (thousands)	41,077	44,021	2,944	7.2%
Market Share (%) (1)(2)	56.6	56.1	(0.5)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3) (4)	7,890	7,200	(690)	(8.7)%
Voice ARPU (yen/month/contract) (5)	5,920	5,330	(590)	(10.0)%
Packet ARPU(yen/month/contract)	1,970	1,870	(100)	(5.1)%
i-mode ARPU (yen/month/contract)	1,970	1,870	(100)	(5.1)%
MOU (FOMA+mova) (minutes/month/contract) (3)(6)	159	151	(8)	(5.0)%
Churn Rate (%) (2)	1.21	1.01	(0.20)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscriptions.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	ARPU figures do not include revenues from international services. ARPU from international services for the years ended March 31, 2005 and 2004 was ¥20, respectively.
(5)	Inclusive of circuit switched data communications.
(6)	MOU(Minutes of usage):Average communication time per one month per one user

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2004	2005	Increase (Decrease)	Change (%)
Operating Revenues :
Wireless services	¥4,487,912	¥4,296,537	¥(191,375)	(4.3)%
Cellular (FOMA+mova) services revenues (7)	4,339,765	4,146,973	(192,792)	(4.4)%
- Voice revenues (8)	3,269,527	3,086,275	(183,252)	(5.6)%
Including: FOMA services	103,052	514,702	411,650	399.5%
- Packet communications revenues	1,070,238	1,060,698	(9,540)	(0.9)%
Including: FOMA services	49,937	260,671	210,734	422.0%
PHS services revenues	70,363	60,288	(10,075)	(14.3)%
Other revenues	77,784	89,276	11,492	14.8%

Equipment sales	560,153	548,073	(12,080)	(2.2)%

Total operating revenues	5,048,065	4,844,610	(203,455)	(4.0)%

	Millions of yen
	Years ended March 31
	2004	2005	Increase (Decrease)	Change (%)
Operating Expenses
Cost of services	712,571	740,423	27,852	3.9%
Cost of equipment sold	1,094,332	1,122,443	28,111	2.6%
Depreciation and amortization	720,997	735,423	14,426	2.0%
Impairment loss	—	60,399	60,399	—
Selling, general and administrative	1,417,247	1,401,756	(15,491)	(1.1)%

Total operating expense	3,945,147	4,060,444	115,297	2.9%

Operating Income	1,102,918	784,166	(318,752)	(28.9)%
Other Income (Expense) (8)	(1,795)	504,055	505,850	—

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	1,101,123	1,288,221	187,098	17.0%
Income Taxes	429,116	527,711	98,595	23.0%

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	672,007	760,510	88,503	13.2%
Equity in net losses of affiliates (9)	(21,960)	(12,886)	9,074	—
Minority interests in earnings of consolidated subsidiaries	(40)	(60)	(20)	—

Net Income	¥650,007	¥747,564	¥97,557	15.0%

(6)	From the year starting April 1, 2005, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues”. The results for the years ended March 31, 2005 and 2004 are restated to conform to the presentation for the year ended March 31, 2006. However, international services revenues related to FOMA services are not included in FOMA services revenues for the years ended March 31, 2005 and 2004 because such information was not previously maintained.
(7)	Inclusive of circuit switched data communications.
(8)	Includes a gain on sales of AT&T Wireless shares of ¥501,781million in the year ended March 31, 2005.
(9)	Includes impairment in investment in affiliates of ¥8,612 million in the year ended March 31, 2005.

Analysis on operating results for the year ended March 31, 2005 and comparison with the prior fiscal year

As of March 31, 2005, the number of our cellular (FOMA+mova) subscriptions reached 48.82 million and increased by 5.4% from 46.33 million at the end of the prior fiscal year. The number of FOMA subscriptions increased to 11.50 million as of March 31, 2005 from 3.05 million at the end of the prior fiscal year. On the other hand, the number of mova subscriptions, decreased by 13.8% to 37.32 million as of March 31, 2005 from 43.28 million at the prior fiscal year end, due to migration of mova subscribers to FOMA services. Our market share decreased by 0.5 points to 56.1% as of March 31, 2005. The number of i-mode subscriptions increased by 7.2% to 44.02 million as of March 31, 2005 from 41.08 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥690 (8.7%) to ¥7,200 in the year ended March 31, 2005 from ¥7,890 in the prior fiscal year. Both voice ARPU and packet ARPU decreased from the prior fiscal year, by ¥590 (10.0%) to ¥5,330 from ¥5,920, and by ¥100 (5.1%) to ¥1,870 from ¥1,970, respectively. The MOU (FOMA+mova) decreased by 8 minutes to 151 minutes from 159 minutes in the prior fiscal year. Our churn rate for cellular subscriptions was 1.21% and 1.01% in the years ended March 31, 2004 and 2005, respectively.

In the year ended March 31, 2005, we implemented various measures to retain our subscribers, including the rate discount in our “Family Discount” program, the introduction of “pake-hodai”, our flat-rate billing plan for unlimited i-mode usage, the reduction of monthly charges for “Packet Pack” billing plans, upgrade of point loyalty programs, release of “Osaifu-Keitai” handsets, and the expansion of FOMA coverage area, both indoors and outdoors. These measures had a positive impact on our revenues because they increased our number of net additional subscriptions although they simultaneously had a negative impact on our revenues in view of a decrease in ARPU.

Operating revenues decreased by ¥203.5 billion (4.0%) to ¥4,844.6 billion in the year ended March 31, 2005 from ¥5,048.1 billion in the prior fiscal year. Wireless services accounted for 88.7% of operating revenues compared to 88.9% in the prior fiscal year. The decrease in wireless services revenues was due primarily to a ¥192.8 billion decrease in cellular (FOMA+mova) services revenues, to ¥4,147.0 billion in the year ended March 31, 2005. The decrease in cellular (FOMA+mova) services revenues was caused by the fact that voice revenues decreased to ¥3,086.3 billion from ¥3,269.5 billion in the prior fiscal year and packet communications revenues decreased to ¥1,060.7 billion from ¥1,070.2 billion in the prior fiscal year. This reflected a decrease in ARPU, mainly due to our rate reduction for the purpose of retention of our current subscribers. Voice revenues from FOMA services increased to ¥514.7 billion from ¥103.1 billion in the prior fiscal year and packet communications revenues from FOMA services increased to ¥260.7 billion from ¥49.9 billion in the prior fiscal year. This showed a drastic migration of mova subscribers to FOMA services. Equipment sales revenues decreased by 2.2% from the prior fiscal year, primarily due to a decrease in handset sales compared to the prior fiscal year, which saw strong demand for replacement handsets equipped with cameras.

Operating expenses increased by ¥115.3 billion (2.9%) to ¥4,060.4 billion in the year ended March 31, 2005 from ¥3,945.1 billion in the prior fiscal year. This increase was largely due to an impairment loss on PHS assets of ¥60.4 billion and an increase in cost of equipment sold by ¥28.1 billion compared to the prior fiscal year. Cost of services increased from the prior fiscal year by ¥27.9 billion, mainly due to an increase in disposal of property, plant and equipment, as a result of upgrading our networks. Depreciation and amortization expenses increased by ¥14.4 billion from the prior fiscal year, primarily due to an increase in capital expenditures to improve the coverage areas of our FOMA services and to meet increasing traffic demand. Selling, general and administrative expenses decreased from the prior fiscal year by ¥15.5 billion. A percentage of operating expenses to operating revenues increased to 83.8% from 78.2% in the prior fiscal year. This was because our operating expenses increased, mainly owing to an impairment loss on PHS related long-lived assets and an increase in cost of equipment sold, while our operating revenues decreased, mainly due to a decrease in cellular (FOMA+mova) services revenues.

As a result of the foregoing, our operating income for the year ended March 31, 2005 was ¥784.2 billion, representing a 28.9% decrease from the prior fiscal year.

Other income (or expense), which includes such items as interest expense, interest income, gains and losses on sale of marketable securities, and foreign exchange gains and losses, changed to ¥504.1 billion income in the year ended March 31, 2005 from ¥1.8 billion expense in the prior fiscal year, primarily due to a gain of ¥501.8 billion on sale of AT&T Wireless shares.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries was ¥1,288.2 billion and ¥1,101.1 billion for the years ended March 31, 2005 and 2004, respectively. Income taxes were ¥527.7 billion in the year ended March 31, 2005 and ¥429.1 billion in the prior fiscal year, representing effective tax rates of approximately 41.0% and 39.0%, respectively. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 40.9% for the year ended March 31, 2005 and 42.0% for the prior fiscal year. For the three years starting the year ended March 31, 2004, the Japanese government introduced special tax treatments, which enabled us to deduct from our taxable income a part of our investments in certain IT related assets and investments for research and development. The difference between our effective tax rate and statutory tax rate arose from the special tax treatments in the years ended March 31, 2005 and 2004.

Equity in net losses of affiliates, net of taxes, decreased to ¥12.9 billion in the year ended March 31, 2005 from ¥22.0 billion in the prior fiscal year. We recorded impairment charge of ¥8.6 billion, related to our evaluation of HTCL for the year ended March 31, 2005.

As a result of the foregoing, we recorded net income of ¥747.6 billion in the year ended March 31, 2005 compared to ¥650.0 billion in the prior fiscal year.

Segment Information

General

Our business consists of three reportable segments: mobile phone business, PHS business and miscellaneous businesses.

Our chief operating decision maker monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.

Our mobile phone business segment includes:

•	FOMA services;

•	mova services;

•	packet communications services;

•	satellite mobile communications services;

•	international services; and

•	equipment sales related to these services.

Our PHS business segment includes PHS service and the related equipment sales. Our miscellaneous businesses segment includes Quickcast services, public wireless LAN services and other miscellaneous services, the aggregate revenues or assets of which are not significant in amount. Effective from the year starting April 1, 2005, we partly changed our segment configuration as follows: “Quickcast business”, which was presented separately in the past, is reclassified to “Miscellaneous businesses”, and international services, which were previously classified as “Miscellaneous businesses”, are reclassified to “Mobile phone business”. As a result of these reclassifications, the segment results for the year ended March 31, 2005 are restated to conform to the presentation for the year ended March 31, 2006.

Mobile phone business segment

In the year ended March 31, 2006, operating revenues from our mobile phone business segment decreased by 1.5% to ¥4,683.0 billion from ¥4,755.8 billion in the prior fiscal year. Cellular (FOMA+mova) services revenues, which are revenues from voice and packet communications of mobile phone services, increased slightly to ¥4,158.1 billion from ¥4,147.0 billion in the prior fiscal year. Equipment sales revenues declined as the number of handsets sold decreased compared to those in the prior fiscal year. Revenues from our mobile phone business segment represented 98.2% of total operating revenues in the both years ended March 31, 2005 and 2006. Operating expenses in our mobile phone business segment decreased 1.1% to ¥3,838.6 billion from ¥3,880.4 billion in the prior fiscal year. As a result, operating income from our mobile phone business segment decreased by 3.5% to ¥844.4 billion from ¥875.4 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the year ended March 31, 2006”, which were discussed above.

PHS business segment

Considering the outlook for our PHS business, we ceased accepting new subscriptions for the PHS services at the end of April 2005. We plan to terminate the services during the three months ending December 31, 2007 while monitoring the usage trends of the current subscribers. The number of PHS services subscriptions as of March 31, 2006 was 771 thousand, decreased by 41.3% from 1,314 thousand at the end of the prior fiscal year. Operating revenues in the PHS business segment decreased by 33.8% to ¥41.7 billion in the year ended March 31, 2006 from ¥63.1 billion in the prior fiscal year, primarily due to a decrease in the number of PHS subscriptions. Revenues from our PHS business segment represented 1.3% and 0.9% of total operating revenues in the years ended March 31, 2005 and 2006, respectively. Operating expenses in the PHS business segment decreased by 65.6% to ¥51.2 billion from ¥149.0 billion in the prior fiscal year. The decrease in operating expenses of our PHS business segment was due to an impairment of long-lived assets related to the PHS business that amounted to ¥60.4 billion in the year ended March 31, 2005, which was deducted from assets and recorded in operating expenses of the PHS business segment. In the year ended March 31, 2006, we also recorded an impairment loss of ¥1.1 billion, which represented the minimum maintenance capital expenditures for our PHS services made during the relevant fiscal year. As a result, Operating loss in the PHS business segment improved to ¥9.5 billion from ¥85.9 billion in the prior fiscal year.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by 60.0% to ¥41.1 billion in the year ended March 31, 2006, which represented 0.9% of total operating revenues, from ¥25.7 billion in the prior fiscal year. The increase was mainly due to an increase in revenues from businesses such as advertisement, development, sales and maintenance of IT systems, and staffing services. Operating expenses from our miscellaneous businesses increased by 40.0% to ¥43.5 billion from ¥31.0 billion in the prior fiscal year. As a result, operating loss from our miscellaneous businesses improved to ¥2.3 billion from ¥5.3 billion in the prior fiscal year. For our Quickcast business, we already ceased accepting new subscriptions after June 30, 2004 and will terminate the services on March 31, 2007.

Recent Accounting Pronouncements

In November 2004, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be as abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have any impact on our result of operations and financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets -an amendment of APB Opinion No. 29.” The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005. We do not expect that adoption of SFAS No. 153 will have a material impact on our result of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections -a replacement of APB Opinion No.20 and FASB statement No.3.” SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, in a future period.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 permits an election for fair value re-measurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring during fiscal years beginning after September 15, 2006. The adoption of SFAS No 155 will not have any impact on our results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140”. SFAS No. 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS No. 156 is effective during fiscal years beginning after September 15, 2006. The adoption of SFAS No 156 will not have any impact on our results of operations and financial position.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular and PHS businesses, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in the years ended March 31, 2004, 2005 and 2006 were ¥721.0 billion, ¥735.4 billion and ¥737.1 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at six to 15 years. The estimated useful life of our internal-use software is set at five years. If technological or other changes occur more rapidly or in a different form than anticipated, or new laws or regulations are enacted, or the intended use changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets to be held and used, including fixed assets, such as our property, plant and equipment, and certain identifiable intangibles, such as software for telecommunications network, internal-use software, and rights to use telecommunications facilities of wire line network operators, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, although it is affected by some similar factors. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	loss of operating cash flow in current period;

•	introduction of competing technology and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscriptions;

•	changes in the manner of use of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the sum of the expected undiscounted future net cash flows is less than the carrying value of the assets, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required.

No impairment of our long-lived assets was recorded in the year ended March 31, 2004. In the year ended March 31, 2005, because our forecast of net cash flows from our PHS business turned out to be negative, we recognized an impairment loss on PHS related long-lived assets, writing down all the assets totaling ¥60.4 billion. We recognized another impairment loss of ¥1.1 billion in the year ended March 31, 2006, when we also wrote-down the entire carrying value of long-lived assets related to PHS business, which we acquired minimally to maintain provision of PHS services during the relevant fiscal period.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under either of equity method, cost adjusted for fair value method or cost method, as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the investments in affiliates was ¥174.1 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥258.0 billion as of March 31, 2006. Equity method and cost method accounting require that we assess if a decline in value or its associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:

•	significant or continuing declines in the market values of the investee;

•	loss of operating cash flow in current period;

•	significant underperformance of historical cash flows of the investee;

•	significant impairment losses or write-downs recorded by the investee;

•	significant changes in the quoted market price of public investee affiliates;

•	negative results of competitors of investee affiliates; and

•	other negative industry or economic trends.

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes require estimates involving, among other things, results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values.

As a result of such evaluations, we determined that there were other than temporary declines in value, below its carrying value, of investment in HTCL, our investee affiliate, and recorded impairment charge of ¥8.6 billion in the year ended March 31, 2005. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge is included in equity in losses of affiliates in our consolidated statements of income and comprehensive income. In the years ended March 31, 2004 and 2006, we determined that there was no other than temporary declines in the values of our investee affiliates. In the years ended March 31, 2004, 2005 and 2006, we recorded impairment charges accompanying with other than temporary declines in the values in certain investments which were classified as marketable securities or equity securities using cost method, however, the impairment charges were immaterial in amount and did not have material impact on our result of operations and financial position.

While we believe that the remaining carrying values of our affiliate investments are nearly equal to its fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Deferred tax assets

We record deferred tax assets and liabilities using enacted tax rates for the estimated future tax effects of carry-forwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. In determining the amounts of the deferred tax assets or liabilities, we have to estimate the tax rates expected to be in effect during the carry-forward periods or when the temporary differences reverse. We recognize a valuation allowance against certain deferred tax assets when it is determined that it is more likely than not some or all of future tax benefits will not be realized. In determining the valuation allowance, we estimate expected future taxable income and the timing for claiming and realizing tax deductions, and assess available tax planning strategies. If we determine that future taxable income is lower than expected or that the tax planning strategies cannot be implemented as anticipated, the valuation allowance may need to be additionally recorded in the future in the period when such determination is made.

Assumptions for actuarially determined pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. Calculation of the amount of pension cost and liabilities for retirement allowances requires us to make various judgments and assumptions including the discount rate, expected long-term rate of return on plan assets, long-term rate of salary increases and expected remaining service lives of our plan participants. We believe that the most significant of these assumptions in the calculations are the discount rates and the expected long-term rate of return on plan assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed-rate debt securities that are currently available and expected to be available during the period to maturity of the pension benefits. In determining the expected long-term rate of return on plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical performances. The rates are reviewed annually, and we review our assumptions in a timely manner when an event occurs that would have significant influence on the rates or the investment environment changes dramatically.

The discount rates used in determination of the projected benefit obligations as of March 31, 2005 and 2006, and expected long-term rates of return on plan assets for the years ended March 31, 2005 and 2006 are as follows:

	Years ended March 31
	2005	2006
Discount rate	2.0%	2.0%
Expected long-term rate of return on plan assets	2.5	2.5

The actual returns on plan assets for the years ended March 31, 2005 and 2006 were approximately 3% and 17%, respectively.

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2005 and 2006 was ¥179.4 billion and ¥188.9 billion, respectively. The amount is subject to a substantial change due to differences in actual experience or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service life of employees, in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan as of March 31, 2006 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable income taxes	Accumulated other comprehensive income, net of applicable income taxes
0.5% increase/decrease in discount rate	(11.0) / 12.0	0.1 / (0.1)	7.0 / (7.0)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) /0.3	—

We also participate in a contributory defined benefit welfare pension plan sponsored by NTT group. The amount of our total projected benefit obligations for both of the non-contributory defined benefit pension plans and the contributory defined benefit welfare pension plan as of March 31, 2005 and 2006 was ¥307.1 billion and ¥320.9 billion, respectively.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of the customer relationship. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same periods. While this policy does not have any material impact on our net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect our estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rate and newly introduced or anticipated competing products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. In the years ended March 31, 2004, 2005 and 2006, we recognized deferred activation fees of ¥61.1 billion, ¥58.9 billion and ¥54.6 billion, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2006, remaining unrecognized deferred activation fees were ¥116.6 billion.

B. Liquidity and Capital Resources.

Cash Requirements

Our cash requirements for the year ending March 31, 2007 include money needed to expand our FOMA infrastructure around Japan, to invest in other facilities, and to make payments related to interest bearing liabilities and other contractual obligations. We believe that available reserves of our cash and cash equivalents, and expected cash from operations will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain external financing, if necessary, for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through borrowing or the issuance of debt or equity securities. However, additional debt, equity or other financing may be required if we have underestimated our capital or other expenditure requirements, or overestimated our future cash flows. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The wireless telecommunications industry is highly capital intensive because significant capital expenditures are required for the construction of wireless telecommunications networks. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installment, the nature and the area of coverage desired, the number of subscribers served in the area, and the expected volume of traffic. They are also influenced by the number of cells required in the service area, the number of radio channels in the cell and the switching equipment required. Capital expenditures are also required for information technology and servers for Internet-related services.

Our capital expenditures in the year ended March 31, 2006 increased from the prior fiscal year. We implemented various measures to enhance our competitiveness prior to the introduction of the Mobile Number Portability, which included further expansion of the coverage areas of FOMA services and buildup of FOMA network capacity to respond to the increase in traffic demand. Specifically, we added approximately 7,800 outdoor base stations for our FOMA services during the year ended March 31, 2006, for its aggregate number installed to reach approximately 24,000 as of March 31, 2006. We also promoted the installment of indoor systems for our FOMA services to complete coverage of approximately 6,400 facilities as of March 31, 2006. On the other hand, we were involved with cost saving efforts such as economized procurement, design and installment of low-cost devices, and improvements of construction processes.

Total capital expenditures for the years ended March 31, 2004, 2005 and 2006 were ¥805.5 billion, ¥861.5 billion and ¥887.1 billion, respectively. In the year ended March 31, 2006, 67.9% of capital expenditures were used for construction of FOMA network, 15.4% for general capital expenditures, 4.1% for construction of second generation mova network, 9.2% for construction of transmission lines and 3.3% for i-mode related expenditures. By comparison, in the prior fiscal year, 61.4% of capital expenditures were used for construction of FOMA network, 18.6% for general capital expenditures, 8.7% for construction of transmission lines, 6.7% for construction of mova network and 4.0% for i-mode related expenditures.

In the year ending March 31, 2007, we expect total capital expenditures to be ¥905.0 billion, of which approximately 70.6% will be for our FOMA network, 16.6% for general capital expenditures, 7.3% for construction of transmission lines, 1.9% for mova network and 3.5% for i-mode related expenditures, which we expect to finance with our expected cash from operations and available cash reserves. Virtually all of these capital investments will take place in Japan. According to our current 3G construction schedule, we plan to continuously expand the coverage area and improve the quality of our network as important measures to improve our competitiveness prior to the introduction of the Mobile Number Portability. Therefore, we expect to complete construction of sufficiently competitive FOMA network, which will exceed the coverage area of the existing mova network, by the introduction of Mobile Number Portability in November 2006.

We currently expect that total capital expenditures will peak in the year ending March 31, 2007 and capital expenditures for each of the subsequent few fiscal years will fall primarily because capital expenditures related to expanding, maintaining and upgrading our FOMA network are expected to peak in the current fiscal year and decrease in the subsequent fiscal years.

Our level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscriptions and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. The nature, scale and timing of capital expenditures to reinforce our 3G network may be materially different from our current plans due to demand for the services, delays in the construction of the network or in the introduction of services, and changes in the variable costs of components for the network. We expect that these capital expenditures will be affected by market demand for our mobile multimedia services, including i-mode, and other data transmission services, and by our schedule for ongoing expansion of the existing networks to meet demand.

Long-term Debt and other Contractual Obligations

As of March 31, 2006, we had ¥792.3 billion in long-term debt, including current maturities, primarily in corporate bonds and loans from financial institutions, compared to ¥948.5 billion as of the end of the prior fiscal year. We did not implement any long-term financing in either of the years ended March 31, 2004, 2005, or 2006, during which we repaid ¥245.4 billion, ¥146.7 billion and ¥150.3 billion of long-term debt, respectively.

Of our long-term debt outstanding as of March 31, 2006, ¥178.5 billion, including current portion, was unsecured indebtedness to banks, insurance companies and other financial institutions at fixed interest rates of 0.8% - 4.9% and with maturities currently from the year ending March 31, 2007 through 2013. As of March 31, 2006, we also had ¥613.7 billion in unsecured bonds due from the year ending March 31, 2007 to 2012 with coupon rates of 0.3%-3.5%. We have sought to level out our repayment requirements. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

As of March 31, 2006, publicly offered corporate bonds of DoCoMo were rated by rating agencies as shown in the table below. Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debts in accordance with their terms. Rating Agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

	Senior long-term debt rating	Outlook
Moody’s	Aa1	Stable
Standard & Poor’s	AA-	Stable
Japan Credit Rating Agency Ltd.	AAA	Negative

None of our debt obligations has ever had a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥613,730	¥129,200	¥159,147	¥162,463	¥162,920
Unsecured Loans	178,523	64,523	47,000	46,000	21,000
Capital Leases	8,718	3,511	4,099	1,041	67
Operating Leases	25,104	1,812	3,359	2,848	17,085
Other Contractual Obligations	161,522	160,041	1,481	—	—

Total	¥987,597	¥359,087	¥215,086	¥212,352	¥201,072

*	The amount of other long-term liabilities is not shown in the above table since some liabilities are immaterial in amount or the timing of payments is uncertain.

Other contractual obligations principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, commitments to purchase services and commitments to acquire equity securities. As of March 31, 2006, we had committed ¥50.7 billion for property and equipment, ¥31.6 billion for inventories and ¥79.3 billion for the other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our FOMA networks and for other purposes. Also, we consider potential opportunities to enter new areas of business, make acquisitions or enter into joint ventures, equity investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2004, 2005 and 2006:

	Years ended March 31
	2004	2005	2006
	(millions of yen)
Net cash provided by operating activities	¥1,710,243	¥1,181,585	¥1,610,941
Net cash used in investing activities	(847,309)	(578,329)	(951,077)
Net cash used in financing activities	(705,856)	(672,039)	(590,621)

Net increase (decrease) in cash and cash equivalents	157,079	(68,078)	70,772
Cash and cash equivalents at beginning of year	680,951	838,030	769,952

Cash and cash equivalents at end of year	¥838,030	¥769,952	¥840,724

Analysis on cash flows for the year ended March 31, 2006 and comparison with the prior fiscal year

For the year ended March 31, 2006, our net cash provided by operating activities was ¥1,610.9 billion, an increase of ¥429.4 billion (36.3%) from ¥1,181.6 billion in the prior fiscal year. Net cash provided by operating activities increased primarily because of a decrease in the payment of income taxes to ¥182.9 billion from ¥541.7 billion in the prior fiscal year as well as a collection of income taxes receivable of ¥93.1 billion. The decrease in the payment of income taxes and the collection of income taxes receivable resulted from a decrease in our taxable income due to a decrease in our operating income and realization of deferred tax assets from the impairment of our investment in AT&T Wireless recorded in the years ended March 31, 2002 and 2003 after the sale of the relevant shares in the year ended March 31, 2005.

Net cash used in investing activities was ¥951.1 billion, after main items such as expenditure of ¥833.9 billion for acquisitions of fixed assets and of ¥292.6 billion for strategic investments, and revenue of 149.0 billion from changes in investments with original maturities of more than three months for cash management purpose. The net amount of cash used was an increase of ¥372.7 billion (64.5%) from ¥578.3 billion used in the prior fiscal year. The increase in the net cash used derived mainly from the following:

•	decrease in proceeds from the sale of non-current investments to ¥25.1 billion from ¥725.9 billion in the prior fiscal year, during which we sold AT&T Wireless shares,

•	purchases of non-current investments amounted to ¥292.6 billion resulting from our investments in companies such as Sumitomo Mitsui Card Company, Limited KT Freetel Co., Ltd., and Philippine Long Distance Telephone Company,

•	changes in investments with original maturities of more than three months for cash management purposes provided cash of ¥149.0 billion while they used cash of ¥400.3 billion in the prior fiscal year, and

•	expenditures for acquisitions of fixed assets decreased to ¥833.9 billion from ¥911.1 billion in the prior fiscal year.

In the year ended March 31, 2006, we partnered with entities from various industries, including investments, with focus on “commercial transactions”, “broadcasting”, “contents services”, “global operations” and “advanced cellular technology”, all of which we believe are the keys for us to upgrade our cellular services to become “life-style infrastructures”. We expect that these partnerships will enable us to expand our business to a domain familiar with cellular business, and to create new products and services which will benefit our subscribers as “life-style infrastructures”, and to establish new revenue sources independent of traffic revenues.

Net cash used in financing activities was ¥590.6 billion, primarily from the repayment of ¥150.3 billion for long-term debt, dividend payments of ¥135.5 billion and payment of ¥300.1 billion for acquisition of treasury stock. The net amount of cash used was a decrease of ¥81.4 billion (12.1%) from ¥672.0 billion in the prior fiscal year. The decrease in the net cash used in financing activities was due primarily to a decrease in the payments to acquire treasury stock to ¥300.1 billion from ¥425.2 billion in the prior fiscal year, while our dividend payment increased to ¥135.5 billion from ¥95.3 billion in the prior fiscal year.

Cash and cash equivalents as of March 31, 2006, amounted to ¥840.7 billion, representing an increase of ¥70.8 billion from those at the end of the prior fiscal year. The amount of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥400.6 billion and ¥251.0 billion as of March 31, 2005 and 2006, respectively.

Analysis on cash flows for the year ended March 31, 2005 and comparison with the prior fiscal year

In the year ended March 31, 2005, our net cash provided by operating activities was ¥1,181.6 billion, a decrease of ¥528.7 billion (30.9%) from ¥1,710.2 billion in the prior fiscal year. Net cash provided by operating activities decreased primarily because of a decrease in our operating income, an increase in the payment of income taxes to ¥541.7 billion from ¥259.9 billion in the prior fiscal year, and a decrease in collection of income taxes receivable, which was ¥107.2 billion in the prior fiscal year.

Net cash used in investing activities was ¥578.3 billion, a decrease of ¥269.0 billion (31.7%), compared to ¥847.3 billion in the prior fiscal year. Despite an increase in payment for purchase of property, plant and equipment and intangibles and other assets to ¥911.1 billion from ¥802.9 billion in the prior fiscal year, net cash used in investing activities decreased mainly due to a sale of AT&T Wireless shares that amounted to ¥699.5 billion, and a collection of shareholders loan to H3G UK, which amounted to ¥39.8 billion. Changes in investments with original maturities of more than three months for cash management purpose, which were made to manage a part of our cash efficiently, increased net cash used in investing activities by ¥400.3 billion.

Net cash used in financing activities was ¥672.0 billion, a decrease of ¥33.8 billion (4.8%), compared to ¥705.9 billion in the prior fiscal year. We used less cash to repay our long-term debt, while we paid dividends of ¥95.3 billion and repurchased our own shares totaling ¥425.2 billion.

Cash and cash equivalents as of March 31, 2005, amounted to ¥770.0 billion, representing a decrease of ¥68.1 billion from ¥838.0 billion at the end of the prior fiscal year. The amount of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥400.6 billion as of March 31, 2005.

As for our sources of cash for the year ending March 31, 2007, we expect our net cash flow from operating activities to decrease from the prior fiscal year, because of an increase in income tax payments. The payment of income taxes is expected to increase because we currently do not have any extraordinary events which will decrease our payments of income taxes, such as realization of deferred tax assets from the impairment of our investment in AT&T Wireless in the prior fiscal year.

Our net cash flow used in investing activities is expected to increase because of increase in our capital expenditures to approximately ¥905.0 billion from ¥887.1 billion in the prior fiscal year. The amount of expenditure currently determined for non-current investment is approximately ¥23.0 billion.

C. Research and Development

Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, research and development related to fourth-generation systems and upgrading the functions of second generation systems. Research and development expenditures are charged to expenses as incurred. We spent ¥ 124.5 billion, ¥101.9 billion and ¥ 110.5 billion as research and development expenses in the years ended March 31, 2004, 2005 and 2006, respectively.

D. Trend Information.

Competition in the Japanese mobile communications market is expected to become increasingly fierce, with each carrier introducing numerous new types of handsets, services with highly advanced features and lower price plans, in anticipation of the introduction of Mobile Number Portability and the advent of new carriers, and reflecting the higher penetration rate of cellular phone services and the diversification of customer needs.

In the year ending March 31, 2007, we expect that our operating revenues will increase slightly, operating income will decrease slightly and net income will decline, in comparison with the prior fiscal year, based on the following trends in our business:

•	our total number of subscriptions as of March 31, 2007, will increase in comparison with the number of subscribers as of March 31, 2006, although we expect a lower annual growth rate as compared with the growth rates for previous years. Further, the proportion of FOMA subscriptions will increase with the ongoing migration of our mova subscribers to FOMA services;

•	each of aggregate ARPU(FOMA+mova), voice ARPU(FOMA+mova) decreased and packet ARPU(FOMA+mova) increased in the year ended March 31, 2006, as compared to the prior fiscal year. This trend is expected to continue in the year ending March 31, 2007, primarily as a result of the introduction of lower service charges and flat rate plans implemented in the year ended March 31, 2006 to strengthen our competitiveness and propel growth in the future;

•	equipment sales are expected to increase during the year ending March 31, 2007, as compared with those for the prior fiscal year resulting from an increase in the number of handsets sold and an increase in the proportion of handset sales represented by FOMA handsets; and

•	as equipment sales increase and network quality is improved, operating expenses such as expenses tied to revenues and network costs (telecommunication facility use fees, depreciation costs, and fixed asset disposal costs) are expected to increase as well, and we will continue to implement efforts to cut back operating expenses, including efforts to operate our businesses more efficiently.

•	In the year ended March 31, 2006, our operating income was affected by expenses relating to the dissolution of our capital relationship with KPN Mobile. However, our income before income taxes and net income were also affected by other income such as profits from the sale of our shares in H3G UK to HWL and profits from the sale of our shares in KPN Mobile to KPN. These were one-time effects and were not indicative of our future operating results. In the year ending March 31, 2007, we expect that net income will decrease in comparison with the prior fiscal year, based on the above trends in our business.

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

E. Off-Balance Sheet Arrangements.

We do not have any material off-balance sheet arrangements.

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

Our Articles of Incorporation provide for not more than five Corporate Auditors. Under the Corporation Law of Japan, the Corporate Auditors collectively constitute the Board of Corporate Auditors. Corporate Auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Board of Corporate Auditors. The candidates may also be nominated by shareholders. The Board of Corporate Auditors may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of Corporate Auditors and/or proposed candidates of Corporate Auditors. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Board of Corporate Auditors and the Directors, and examining the financial statements to be filed with the Director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA & Co. has acted as our independent public accountant.

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

The following table sets forth our Directors and Corporate Auditors as of June 27, 2006 and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned (1)	Initial Appointment Date
Directors:
Masao Nakamura (2)	President and Chief Executive Officer	—	Nov. 11, 1944	June 2008	112	June 1998

Masayuki Hirata (2)	Senior Executive Vice President and Chief Financial Officer	Managing Director of Global Business Division	Jul. 30, 1947	June 2008	97	June 2000

Kunio lshikawa (2)	Senior Executive Vice President	Managing Director of Network Division	Sep. 2, 1948	June 2008	79	June 1999

Seijiro Adachi (2)	Senior Executive Vice President	—	Jul. 8, 1944	June 2008	53	June 2004

Takanori Utano*	Executive Vice President and Chief Technical Officer	Managing Director of Research and Development Division	Sep. 20, 1949	June 2008	50	June 2001

Kiyoyuki Tsujimura*	Executive Vice President	Managing Director of Products & Services Division	Jan. 11, 1950	June 2008	83	June 2001

Shuro Hoshizawa*	Executive Vice President	Managing Director of Corporate Marketing Division and Managing Director of Corporate Marketing Promotion Department	Jun. 17, 1949	June 2008	48	June 2002

Harunari Futatsugi*	Executive Vice President	Managing Director of Human Resources Management Department	Nov. 23, 1951	June 2008	29	June 2003

Kenji Ota*	Executive Vice President	Managing Director of General Affairs Department	Oct. 1, 1949	June 2008	20	June 2005

Noriaki Ito*	Senior Vice President	Managing Director of Corporate Strategy & Planning Department	Apr. 3, 1952	June 2008	21	June 2005

Bunya Kumagai*	Senior Vice President	Managing Director of Marketing Division	Oct. 13, 1952	June 2008	35	June 2006

Kazuto Tsubouchi*	Senior Vice President	Managing Director of Accounts and Finance Department	May 2, 1952	June 2008	10	June 2006

Sakuo Sakamoto	Member of the Board	—	Oct. 15, 1958	June 2008	10	June 2005

Shinichi Nakatani (3)	Corporate Auditor	—	Aug. 31, 1943	June 2007	37	June 2002

Shoichi Matsuhashi (3)	Corporate Auditor	—	Nov. 15, 1943	June 2008	21	June 2004

Katsuhiko Fujiwara (3)	Corporate Auditor	—	Feb. 24, 1945	June 2007	10	June 2006

Keisuke Nakasaki	Corporate Auditor	—	Oct. 10, 1941	June 2007	50	June 2000

Michiharu Sakurai	Corporate Auditor	—	Mar. 4, 1937	June 2007	10	June 2003

(1)	DoCoMo shares owned as of March 31, 2006.
(2)	Representative Director.
(3)	Full-time Corporate Auditor
*	Concurrently serve as a Corporate Officer

Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of Saitama Branch of NTT in 1996. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 1999 and a Senior Executive Vice President of our company in 2002. He has served as the President and Chief Executive Officer of our company since 2004 and as a Director of our company since 1998.

Masayuki Hirata joined NTT Public Corporation in 1970. He became an Executive Manager of Department IV of NTT in 1999, a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2001. He has served as a Senior Executive Vice President of our company and as a Managing Director of Global Business Division since 2004, Chief Financial Officer of our company since 2006 and as a Director of our company since 2000.

Kunio Ishikawa joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1999 and an Executive Vice President of our company in 2002. He has served as a Senior Executive Vice President of our company since 2004, as a Managing Director of Network Division since 2002 and as a Director of our company since 1999.

Seijiro Adachi joined the Ministry of Posts and Telecommunications in 1968. He became a Chief Executive Officer of the Foundation for the Policyholders of Postal Office Life Insurance in 2002. He has served as a Senior Executive Vice President of our company since 2004 and as a Director of our company since 2004.

Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001. He has served as an Executive Vice President and Chief Technical Officer of our company, as a Managing Director of the Research and Development Division since 2004 and as a Director of our company since 2001.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001. He has served as an Executive Vice President of our company since 2004, as a Managing Director of Products & Services Division since 2005 and as a Director of our company since 2001.

Shuro Hoshizawa joined NTT Public Corporation in 1973. He became a Senior Manager of Corporate Strategy Planning Department of NTT East in 1999. He became a Senior Vice President of our company in 2002. He has served as an Executive Vice President of our company and as a Managing Director of the Corporate Marketing Division since 2004, as a Managing Director of Corporate Marketing Promotion Department since 2006 and as a Director of our company since 2002.

Harunari Futatsugi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2006, as a Managing Director of Human Resources Management Department since 2004 and as a Director of our company since 2003.

Kenji Ota joined NTT Public Corporation in 1974. He became a Senior Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Kyushu in 2004. He became a Senior Vice President of our company in 2005. He has served as an Executive Vice President of our company since 2006, as a Managing Director of General Affairs Department since 2005 and as a Director of our company since 2005.

Noriaki Ito joined NTT Public Corporation in 1977. He became a Senior Vice President and Representative Director and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokkaido in 2004. He has served as a Senior Vice President of our company since 2005, as a Managing Director of Corporate Strategy & Planning Department since 2005 and as a Director of our company since 2005.

Bunya Kumagai joined NTT Public Corporation in 1975. He became a Senior Vice President and Managing Director of Sales Promotion Department of our company in 2003. He became an Executive Vice President and a Managing Director of Marketing Division of NTT DoCoMo Tokai in 2005. He has served as a Senior Vice President of our company since 2006, as a Managing Director of Marketing Division since 2006 and as a Director of our company since 2006.

Kazuto Tsubouchi joined NTT Public Corporation in 1976. He became a Senior Vice President and a Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai in 2004. He has served as a Senior Vice President of our company since 2006, as a Managing Director of Accounts and Finance Department since 2006 and as a Director of our company since 2006.

Sakuo Sakamoto joined NTT Public Corporation in 1981. He has served as a Senior Vice President of our company since 2005. He has served as a General Manager of Department I of NTT since 2003 and as a Director of our company since 2005.

Shinichi Nakatani joined NTT Public Corporation in 1966. He became a Senior Vice President and a Director of our company in 1995 and an Executive Vice President of NTT Advanced Technology Corporation in 1998. He has served as a full-time Corporate Auditor since 2002.

Shoichi Matsuhashi joined NTT Public Corporation in 1969. He became the President of DoCoMo Engineering Tohoku in 2002. He has served as a full-time Corporate Auditor of our company since 2004.

Katsuhiko Fujiwara joined NTT Public Corporation in 1969. He became the President of TelWel West Nippon Corporation in 2001. He has served as a full-time Corporate Auditor of our company since 2006.

Keisuke Nakasaki joined NTT Public Corporation in 1965. He became the President and Chief Executive Officer of NTT America, Inc. in 1998. He became a full-time Corporate Auditor in 2000. He has served as a Corporate Auditor of our company since 2006.

Michiharu Sakurai became a professor of Accounting at Senshu University in 1979. He has served as a Corporate Auditor of our company since 2003.

The following table shows information about the company’s Corporate Officers as of June 27, 2006, including their positions and responsibilities.

Name	Position	Responsibility
Corporate Officers:
Seiji Tanaka	Executive Vice President	Deputy Managing Director of Corporate Marketing Division Managing Director of Corporate Marketing Department I, Corporate Marketing Division

Yojiro Inoue	Senior Vice President	General Manager, Marunouchi Branch

Hiroaki Nishioka	Senior Vice President	General Manager, Kanagawa Branch

Fumio Nakanishi	Senior Vice President	Managing Director of DIG Promotion Office, General Affairs Department

Masatoshi Suzuki	Senior Vice President	Managing Director of Public Relations Department

Fumio Iwasaki	Senior Vice President	Managing Director of Network Planning Department, Network Division

Tsuyoshi Nishiyama	Senior Vice President	Managing Director of Procurement and Supply Department

Mitsunobu Komori	Senior Vice President	Managing Director of Core Network Engineering Department, Network Division

Takeshi Natsuno	Senior Vice President	Managing Director of Multimedia Services Department, Products & Services Division

Masaki Yoshikawa	Senior Vice President	Managing Director of Global Coordination Department, Global Business Division

Tatsuji Habuka	Senior Vice President	Managing Director of Research and Development Planning Department, Research and Development Division Managing Director of Global Network Development Department, Research and Development Division

Akiko Ide	Senior Vice President	Managing Director of Corporate Citizenship Department

Yuji Araki	Senior Vice President	EC (Electronic Commerce) promotion

Kiyoshi Tokuhiro	Senior Vice President	Managing Director of Ubiquitous Services Department, Products & Services Division

Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department

(Directors who concurrently serve as Corporate Officers are not included in the above list.)

B. Compensation.

The aggregate compensation we paid to the 25 Directors and six Corporate Auditors during the year ended March 31, 2006 was ¥322 million and ¥64 million, respectively. We paid ¥103 million as bonuses to 24 Directors and ¥23 million as bonuses to five Corporate Auditors during the year ended March 31, 2006. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. Total expenses for retirement benefits for five Directors and one Corporate Auditor in the year ended March 31, 2006 amounted to ¥169 million and ¥10 million, respectively.

C. Board Practices.

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or corporate auditors providing for severance benefits upon termination of employment.

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

As of June 20, 2006, our Directors and Corporate Auditors owned 775 of our shares. Currently, most of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2006, NTT owned 27,640,000 shares, or 62.2% of our outstanding voting shares and 59.0% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government of Japan, through the Minister of Finance, owned 38.5% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company’s total issued shares fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company’s total issued shares fell from 64.1% to 63.0%. In September 2003, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 63.0% to 61.6%. And in August 2004, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 61.6% to 58.1%. At the end of March 2005, we canceled approximately 1.48 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 58.1% to 59.8%. In August 2005, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 59.8% to 56.8%. At the end of March 2006, we canceled approximately 1.89 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 56.8% to 59.0%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2006 were as follows:

Category	Number of Shareholders	Number of Shares Held	Outstanding Voting Shares
Japanese financial institutions	319	4,671,723	9.98
Japanese securities companies	94	494,676	1.06
Other Japanese corporations	3,604	28,370,844	60.61
Foreign corporations and individuals	949	7,013,421	14.98
Japanese individuals, treasury shares and others	428,032	6,259,336	13.37

Total	432,998	46,810,000	100.00

According to The Bank of New York, depositary for our ADSs, as of March 31, 2006, 278,661 shares of our common stock were held in the form of 27,866,100 ADRs and there were 20ADR holders of record in the United States. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2006, there were 432,998 holders of common stock of record worldwide. As of March 31, 2006, there were 163 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.0% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002.

B. Related Party Transactions.

We have entered into cost-sharing and construction and maintenance contracts with Japan Mobile Communications Infrastructure Association (former In-Tunnel Cellular Association), the Chairman of which, Fumio Iwasaki, was also one of our directors until June 21, 2005. After a resolution of our Board of Directors, the contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥217 million during the period Mr. Iwasaki served as a director for the year ended March 31, 2006. The results of these transactions were reported to and approved by our Board of Directors.

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

Dividend Policy

We consider returning profits to shareholders an important corporate policy while, at the same time we are making efforts to strengthen our financial position and maintain internal reserves. We aim to continue stable dividend payments taking into account our consolidated financial result and the business environment, with the goal to continue to pay regular dividends.

We expect to pay an annual dividend of ¥4,000 per share for the fiscal year ending March 31, 2007, which will consist of a ¥2,000 interim dividend and a ¥2,000 year-end dividend.

B. Significant Changes.

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2006, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 20, 2006, the closing sale price of our shares on the Tokyo Stock Exchange was ¥166,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the daily closing sale price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share (1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period

1998 (from October 22, 1998 to March 31, 1999):	¥259,200	¥162,000	96,460	¥1,269.76	¥1,028.61	¥16,378.78	¥13,232.74

1999:
First Quarter	344,000	232,400	90,875	1,425.64	1,292.07	17,782.79	15,972.68
Second Quarter	420,000	330,000	49,700	1,535.23	1,420.64	18,532.58	16,821.06
Third Quarter	814,000	414,000	91,170	1,722.20	1,460.23	18,934.34	17,254.17
Fourth Quarter	914,000	610,000	79,140	1,754.78	1,558.15	20,706.65	18,168.27

2000:
First Quarter	870,000	518,000	82,020	1,732.45	1,504.93	20,833.21	16,008.14
Second Quarter	680,000	502,000	49,065	1,613.89	1,439.43	17,614.66	15,626.96
Third Quarter	674,000	390,000	57,130	1,512.20	1,255.16	16,149.08	13,423.21
Fourth Quarter	514,000	360,000	80,095	1,337.63	1,161.97	14,032.42	11,819.70

2001:
First Quarter	580,000	392,000	73,745	1,440.97	1,254.19	14,529.41	12,574.26
Second Quarter	438,000	228,000	78,960	1,293.42	990.80	12,817.41	9,504.41
Third Quarter	364,000	278,000	89,275	1,107.83	988.98	11,064.30	9,924.23
Fourth Quarter	369,000	262,000	94,008	1,125.43	922.51	11,919.30	9,420.85

2002:
First Quarter	373,000	274,000	74,292	1,139.43	984.28	11,979.85	10,074.56
Second Quarter	303,000	201,000	72,296	1,050.14	886.39	10,960.25	9,075.09
Third Quarter	257,000	203,000	57,337	903.37	815.74	9,215.56	8,303.39
Fourth Quarter	258,000	201,000	63,408	865.43	770.62	8,790.92	7,862.43

2003:
First Quarter	276,000	225,000	64,097	865.43	770.62	9,137.14	7,607.88
Second Quarter	315,000	260,000	84,490	904.32	773.10	11,033.32	9,265.56
Third Quarter	291,000	216,000	99,485	1,075.73	915.91	11,161.71	9,614.60
Fourth Quarter	249,000	213,000	109,584	1,105.59	953.19	11,770.65	10,365.40

2004:
First Quarter	241,000	187,000	96,995	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	211,000	173,000	91,867	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	199,000	174,000	78,790	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	189,000	174,000	89,373	1,203.26	1,132.18	11,966.69	11,238.37

2005:
First Quarter	183,000	160,000	88,149	1,201.30	1,109.19	11,874.75	10,825.39
Second Quarter	207,000	162,000	126,789	1,428.13	1,177.61	13,617.24	11,565.99
Third Quarter	213,000	178,000	149,309	1,663.75	1,371.37	16,344.20	13,106.18
Fourth Quarter	199,000	167,000	163,559	1,728.16	1,572.11	17,059.66	15,341.18

Calendar Period

2005:
December	189,000	178,000	171,521	1,663.75	1,559.81	16,344.20	15,130.50
2006:
January	199,000	180,000	227,213	1,710.77	1,574.67	16,649.82	15,341.18
February	183,000	171,000	142,780	1,713.47	1,572.11	16,747.76	15,437.93
March	178,000	167,000	127,475	1,728.16	1,605.58	17,059.66	15,627.49
April	177,000	168,000	159,578	1,783.72	1,710.76	17,563.37	16,906.23
May	185,000	170,000	197,062	1,755.03	1,579.26	15,467.33	17,291.67
June (through June 20, 2006)	179,000	164,000	130,067	1,606.11	1,458.30	15,789.31	14,218.60

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002.

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June 21, 2004, the closing sale price of American Depositary Shares on the New York Stock Exchange was $18.06 per share. The following table indicates the daily closing sale price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	Closing High	Closing Low
Fiscal Period:
2005:
First Quarter	$16.87	$14.81	58,563
Second Quarter	18.60	14.59	111,664
Third Quarter	18.43	15.04	143,487
Fourth Quarter	17.64	14.21	206,430

Calendar Period:
2005:
December	$15.76	$15.04	223,076

2006:
January	17.64	15.63	257,970
February	15.69	14.80	187,247
March	15.34	14.21	177,465
April	15.15	14.30	187,252
May	16.46	14.96	143,568
June (through June 20, 2006)	16.16	14.34	218,729

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

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Corporation Law of Japan, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Corporation Law provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the discretion of the company’s president.

The Corporation Law provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s Board of Directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Corporation Law or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of NTT DoCoMo, Inc. under the Corporation Law or our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by Corporation Law or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Corporation Law of Japan relating to joint stock corporations.

General

At present, our authorized share capital is 188,130,000 shares with no par value of which 46,810,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Corporation Law and our Articles of Incorporation, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi UFJ Trust Bank Limited which is our shareholders registrar for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.

Our shares are freely transferable and there are no restrictions on transfer of our shares under the terms of the Corporation Law or our Articles of Incorporation.

Our shares are generally held in a certificated form, except that, if a shareholder deposits his or her share certificate with us, we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his/her shares, reissuance of his/her share certificate by us to such shareholder and delivery to a transferee shall be required. The central book-entry clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center Inc., the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with the Japan Securities Depositary Center Inc. will be registered in the name of the Japan Securities Depositary Center Inc. in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and the Japan Securities Depositary Center Inc. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our shareholders registrar the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

A law to establish a new central book-entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to our shares will come into effect within five years of the date of the promulgation. On the effective date, a new book-entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including our shares. On the same day, all existing share certificates will become null and void. The transfer of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business day prior to the record date.

Under the Corporation Law, we are permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surplus are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surplus in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide. This exception is intended to make it possible to distribute an interim dividend which was provided for under the Former Commercial Code.

We are also permitted to make distributions of surplus pursuant to a board resolution if certain requirements under the Corporation Law are met, including that our Articles of Incorporation provide that the board of directors may determine to distribute surplus. Currently, our Articles of Incorporation do not so provide. Accordingly, distributions of our surplus must be approved by a general meeting of shareholders.

Distributions of surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in-kind, we may, pursuant to a general meeting of shareholders resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in-kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights”). Currently, we do not have any concrete plan to make a distribution of surplus in kind.

Under the Corporation Law, when we make a distribution of surplus, we must set aside in our additional paid-in capital or legal reserves an amount equal to at least one-tenth of the amount of surplus so distributed, unless the sum of our additional paid-in capital and legal reserves is one-quarter or more of our stated capital as required by an ordinance of the Ministry of Justice.

Under the Corporation Law, we may distribute any dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a) the amount of surplus, as described below;

(b) in the event that extraordinary financial statements as of, or for a period from the beginning of the business year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of (x) the net income for such period described in the profit and loss statement included in the extraordinary financial statements and (y) the amount of payment made to fulfill certain obligations as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c) the book value of our treasury stock;

(d) in the event that we disposed of treasury stock after the end of the previous business year, the amount of consideration that we received for such treasury stock;

(e) in the event of that which is described in (b) in this paragraph, the absolute difference between zero and the amount of net loss for such period described in the profit and loss statement included in the extraordinary financial statements; and

(f) the aggregate amount of accounts as provided for by an ordinance of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I. the total amount of (x) assets and (y) the book value of treasury stock less the total amount of (i) liabilities, (ii) stated capital, (iii) additional paid-in capital, (iv) legal reserve and (v) certain other amounts set forth in an ordinance of the Ministry of Justice;

II. in the event that we disposed of treasury stock after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III. in the event that we reduced our stated capital after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or the legal reserve (if any);

IV. in the event that additional paid-in capital and/or legal reserves were reduced after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V. in the event that we canceled treasury stock after the end of the previous business year, the book value of such treasury stock;

VI. in the event that we distributed dividends after the end of the previous business year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares that was required in order to receive dividends in kind;

VII. the aggregate amounts of a. through c. below, less d. below:

a. in the event that the amount of surplus was reduced and transferred to additional paid-in capital, the legal reserve and/or stated capital after the end of the previous business year, the amount so reduced;

b. in the event that we distributed dividends after the end of the previous business year, the amount set aside in our reserve;

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d. in the event that we made (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

Under the Corporation Law, we will be permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amount.

We plan to make distributions of surplus twice per fiscal year, if possible. The record date for annual dividends is March 31 and the record date for interim dividends is September 30.

For information as to Japanese taxes on dividends, see “Taxation—Japanese Taxation” below.

Capital and Reserves

An increase in our authorized share capital is only possible pursuant to an amendment of our articles of incorporation.

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time reduce the whole or any part of our additional paid-in capital and legal reserve or transfer them to stated capital by shareholder resolution. The whole or any part of surplus may also be transferred to stated capital or additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split issued shares into a greater number of shares by board resolution. So long as the shares are our only class of outstanding stock, we may increase the number of authorized shares in the same ratio as that of any stock split by amending our Articles of Incorporation, which amendment may be effected by board resolution without shareholder approval. Generally, shareholders do not need to exchange share certificates for new ones following a stock split. Instead, share certificates representing the additional shares resulting from the stock split will be issued to the shareholders.

Consolidation of Shares

Generally, we may consolidate shares into a smaller number of shares by a special resolution of a general meeting of shareholders. A company that conducts a consolidation of shares is required by the Corporation Law to notify each shareholder and registered pledgee or give public notice in order to inform them of the ratio and effective date of the consolidation of shares. Furthermore, a company, the articles of incorporation of which provides that it issues share certificates, like us, is required to give public notice and to notify each shareholder and registered pledgee that share certificates must be submitted to the company for exchange by the effective date of the consolidation of shares.

Fractional Shares

Under the Corporation Law, the fractional share system has been abolished. However, the fractional share system of companies that have adopted the fractional share system prior to the implementation of the Corporation Law and have fractional shares, including us, continues after implementation of Corporation Law. Fractional shares will not carry voting rights but holders of fractional shares will have the right to receive dividends. Any certificate representing such fractional shares will not be issued and therefore fractional shares are not normally transferable. Holders of fractional shares will be registered in the register of fractional shares. The registered holders of fractional shares may at any time require us to purchase such shares at the current market price.

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

Under the Corporation Law and our Articles of Incorporation, any shareholder holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting Rights

Generally, a holder of our shares is entitled to one vote for each such share. Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being the government, local government or juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights by electronic means. The Corporation Law and our Articles of Incorporation provide that the quorum for election of directors and corporate auditors shall not be less than one-third of the total number of the voting rights. Our Articles of Incorporation provide that shares may not be voted cumulatively for the election of Directors.

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

•	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Corporation Law);

•	a reduction of capital, except for a reduction of capital for the purpose of replenishing capital deficiencies;

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution, merger or consolidation, subject to a certain exception under which a shareholders’ resolution is not required;

•	the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of that of the company’s total assets;

•	the taking over of the whole of the business of any other corporation;

•	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

•	a corporate split, subject to a certain exception under which a shareholders’ resolution is not required;

•	the offering of new shares at a “specially favorable” price and any offering of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders; and

•	any purchase of the company’s own shares from a certain person.

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

Issue of Additional Shares and Pre-emptive Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned above. Under the Corporation Law, the Board of Directors may, however, determine to grant shareholders subscription rights in connection with a particular issue of new shares. Any such subscription rights must be granted on uniform terms to all shareholders on a pro rata basis. In addition, we are required to notify each shareholder of certain matters regarding such subscription rights, as well as the date by which shareholders need to exercise such rights.

We may issue stock acquisition rights or bonds with stock acquisition rights in relation to which stock acquisition rights are non-separable. Except where the issue of stock acquisition rights would be on “specially favorable” terms or price, the issue of stock acquisition rights or of bonds with stock acquisition rights may be authorized by a resolution of the Board of Directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of the board of directors, by making a substitute payment, such as having bonds redeemed without payment to the holder in lieu of the exercise price.

Dilution

It is possible that, in the future, market conditions and other factors might make subscription rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2006, we have not issued stock acquisition rights or bond with stock acquisition rights.

Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including non-consolidated and consolidated financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice.

Record Date

In addition to the record dates for an ordinary general meeting of shareholders and annual and interim dividends which are provided for in our Articles of Incorporation, by a resolution of the Board of Directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine shareholders who are entitled to certain rights pertaining to the shares.

Repurchase by Us of Shares and Treasury Shares

Under the Corporation Law, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders, which is effective for one year from the date thereof;

(ii)	a resolution of the board of directors if the acquisition is in accordance with our articles of incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares we may so acquire in accordance with the procedures applicable to a new share issuance under the Corporation Law.

Upon due authorization, we may acquire our own shares:

•	in the case of (i) and (ii) above:

•	through a stock exchange on which the shares are listed or an over-the-counter market on which the shares are traded; or

•	by way of tender offer;

•	in the case of (i) above, from a specific person, but only if our shareholders approve this acquisition by special resolution; and

•	in the case of (iii) above, from the subsidiary.

In the event we are to acquire our own shares from a specific person other than a subsidiary at the price which exceeds market price, each other shareholder may request the directors to acquire the shares held by such shareholder as well.

Acquisitions described in (i) through (iii) above must satisfy certain other requirements, including that the total amount of the purchase price may not exceed the distributable amount.

Shareholders of Unknown Location

We are not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us continuously for five years or more.

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

For further information regarding our American Depositary Receipt program, please refer to our registration statement filed with the Securities and Exchange Commission on Form 20-F on February 8, 2002.

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

On June 20, 2006, the closing price of our shares on the Tokyo Stock Exchange was ¥166,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥150,000 and ¥200,000 per share, as well as the daily price limit if our per share price were to rise to between ¥200,000 and ¥300,000, or fall to between ¥100,000 and ¥150,000.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York as depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Japanese tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the generally shares or ADSs for more than 60 days during the 121day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non corporate U.S. holder that is recognized and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the company. Japan has income tax treaties, conventions or agreements with foreign countries whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors. In the case of the Japan-US tax treaty, the maximum withholding tax rate is set at 10% for portfolio investors effective from July 1, 2004. Recently it was announced that the Japan-United Kingdom tax treaty will be set out 10% as to maximum withholding tax rate for portfolio investors, scheduled to be effective from January 1, 2007. Furthermore, the Japan-India tax treaty will be set out 10% as to maximum withholding tax rate for portfolio investors as well, scheduled to be effective from July 1, 2006 or January 1, 2007. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

DoCoMo is primarily exposed to market risks from changes in interest rates, foreign currency exchange rates and stock prices. The fair values for DoCoMo’s assets and liabilities and DoCoMo’s earnings and cash flows may be negatively impacted by these market risks.

To manage fluctuating risks of interest rates and foreign currency exchange rates, DoCoMo uses derivative financial instruments such as interest rate swaps, and foreign currency swaps and foreign exchange forward contracts, and also uses non-derivative financial instruments. The derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes that there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

No specific hedging activities are taken against the price of fluctuations of stocks held by DoCoMo as marketable securities.

Interest rate risk

DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debts as a part of its asset-liability management (ALM).

The following table below provides information about financial instruments that are sensitive to the changes in interest rates:

	Expected maturity dates Year Ended March 31
	2007	2008	2009	2010	2011	Thereafter	Total 3/31/06	Fair Value 3/31/06
	(Millions of yen)
DEBT
Unsecured corporate bonds	129,200	109,947	49,200	—	162,463	162,920	613,730	620,749
Weighted average Interest rate-fixed	0.4%	0.6%	1.0%	—	0.9%	0.4%
Unsecured indebtedness to banks, insurance companies, and others	64,523	21,000	26,000	29,000	17,000	21,000	178,523	179,162

Weighted average Interest rate-fixed	1.0%	1.0%	0.9%	1.2%	1.4%	1.4%
Long-term debt, including current portion							792,253	799,911

INTEREST RATE SWAP AGREEMENTS
Contract notional amounts	—	—	—	—	70,000	165,800	235,800	(3,417)
Fixed rate received by DoCoMo	—	—	—	—	1.4%	1.6%
Floating rate paid by DoCoMo	—	—	—	—	0.2%	0.4%

	Expected maturity dates Year Ended March 31
	2007	2008	2009	2010	2011	Thereafter	Total 3/31/06	Fair Value 3/31/06
	(Thousands of U.S. dollars)
DEBT
Unsecured corporate bonds	1,099,762	935,878	418,795	—	1,382,899	1,386,789	5,224,123	5,283,870
Weighted average Interest rate-fixed	0.4%	0.6%	1.0%	—	0.9%	0.4%
Unsecured indebtedness to banks, insurance companies, and others	549,225	178,754	221,314	246,851	144,706	178,754	1,519,604	1,525,042

Weighted average Interest rate-fixed	1.0%	1.0%	0.9%	1.2%	1.4%	1.4%
Long-term debt, including current portion							6,743,727	6,808,912

INTEREST RATE SWAP AGREEMENTS
Contract notional amounts	—	—	—	—	595,846	1,411,304	2,007,150	(29,086)
Fixed rate received by DoCoMo	—	—	—	—	1.4%	1.6%
Floating rate paid by DoCoMo	—	—	—	—	0.2%	0.4%

Foreign exchange risk

DoCoMo uses derivative financial instruments including foreign exchange forward contracts and a currency swap for the purpose of mitigating the risk of fluctuations in foreign exchange rates.

DoCoMo had no foreign exchange forward contracts outstanding at March 31, 2006.

DoCoMo has entered into a currency swap contract so as to hedge the foreign exchange risk of the $100 million unsecured bond which reaches maturity in March 2008. As of March 31, 2006, our contract amount and fair value of the currency swap contract were ¥10,485 million and ¥1,134 million respectively.

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

	March 31, 2006		March 31, 2006
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	(Millions of yen)		(Thousands of U.S. dollars)
Equity securities available-for-sale	¥100,158	¥100,158	$852,554	$852,554
Debt securities available-for-sale:
Due within 1 year	49,985	49,985	425,477	425,477
Due after 1 year through 5 years	99,800	99,800	849,506	849,506
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥249,943	¥249,943	$2,127,537	$2,127,537

We have no held-to-maturity debt securities as of March 31, 2006.

Concentrations of credit risk

As of March 31, 2006, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2006 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2006.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2006. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that, Mr. Keisuke Nakasaki and Dr. Michiharu Sakurai are “audit committee financial experts” within the meaning of the rules of the Securities and Exchange Commission. In addition, Mr. Nakasaki and Dr. Sakurai are both outside corporate auditors pursuant to Article 335, Paragraph 3 of the Japanese Corporation Law, and are independent from us and our management. Mr. Nakasaki and Dr. Sakurai meet the requirements imposed on corporate auditors under Japanese Corporation Law.

Item 16B. Code of Ethics.

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 21, 2006, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. to perform an annual audit of the Company’s financial statements. The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2005 and 2006.

	Year ended March 31,
	2005	2006
	(in millions)
Audit fees (1)	¥523	¥558
Tax fees (2)	125	59
All other fees (3)	3	0

Total	¥651	¥617

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.
(3)	These are fees for all other services received from KPMG AZSA & Co. and its affiliates including consultations relating to company secretarial services to our foreign subsidiaries.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a)Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(**)
April, 2005 (from April 1 to April 30)	0	—	0	218,847

May, 2005 (from May 1 to May 31)	60,128	166,309.6	60,128	158,719

June, 2005 (from June 1 to June 30)	42,255	163,668.6	42,255	2,200,000

July, 2005 (from July 1 to July 31)	0.52	—	0	2,200,000

August, 2005 (from August 1 to August 31)	1,561,220	166,000.0	1,561,220	638,780

September, 2005 (from September 1 to September 30)	0.99	—	0	638,780

October, 2005 (from October 1 to October 31)	0	—	0	638,780

November, 2005 (from November 1 to November 30)	0	—	0	638,780

December, 2005 (from December 1 to December 31)	43,244.64	184,988.1	43,244	595,536

January, 2006 (from January 1 to January 31)	0	—	0	595,536

February, 2006 (from February 1 to February 28)	91,130.72	175,567.4	91,130	504,406

March, 2006 (from March 1 to March 31)	0.80	—	0	504,406

Total	1,797,980.67	166,897.2	1,797,977	504,406

(*)	Shares purchased include fractional shares purchased from time to time.
(**)	The numbers as of April and May, 2005, described in column(d) are based on the aggregate number of 2,500,000 shares authorized at a general shareholders meeting held on June 18, 2004. Likewise, the numbers for June, 2005 or later in column (d) are based on the aggregate number of 2,200,000 shares authorized on general shareholders meeting held on June 21, 2005.

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits.

Exhibit Number	Description

1.1	—Articles of Incorporation of the registrant (English translation)

1.2	—Share Handling Regulations of the registrant (English translation)

1.3	—Regulations of the Board of Directors of the registrant (English translation)

1.4	—Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—Specimen common stock certificates of the registrant*

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 20, 2006

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
ASSETS
Current assets:
Cash and cash equivalents	¥769,952	¥840,724	$7,156,316
Short-term investments	250,017	51,237	436,134
Accounts receivable
Third parties	598,840	588,508	5,009,431
Related parties	31,916	21,329	181,554

Sub-total	630,756	609,837	5,190,985
Less: Allowance for doubtful accounts	(18,359)	(14,740)	(125,468)

Total accounts receivable, net	612,397	595,097	5,065,517
Inventories	156,426	229,523	1,953,720
Deferred tax assets	145,395	111,795	951,609
Income taxes receivable	92,869	—	—
Prepaid expenses and other current assets
Third parties	97,045	91,182	776,149
Related parties	17,593	7,200	61,287

Total current assets	2,141,694	1,926,758	16,400,732

Property, plant and equipment:
Wireless telecommunications equipment	4,392,477	4,743,136	40,373,987
Buildings and structures	696,002	736,660	6,270,514
Tools, furniture and fixtures	589,302	610,759	5,198,834
Land	196,062	197,896	1,684,508
Construction in progress	103,648	134,240	1,142,662

Sub-total	5,977,491	6,422,691	54,670,505
Accumulated depreciation and amortization	(3,295,062)	(3,645,237)	(31,028,575)

Total property, plant and equipment, net	2,682,429	2,777,454	23,641,930
Non-current investments and other assets:
Investments in affiliates	48,040	174,121	1,482,133
Marketable securities and other investments	243,062	357,824	3,045,829
Intangible assets, net	535,795	546,304	4,650,187
Goodwill	140,097	141,094	1,201,005
Other assets
Third parties	164,323	157,272	1,338,713
Related parties	—	107,710	916,837
Deferred tax assets	181,081	176,720	1,504,256

Total non-current investments and other assets	1,312,398	1,661,045	14,138,960

Total assets	¥6,136,521	¥6,365,257	$54,181,622

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥150,304	¥193,723	$1,648,987
Short-term borrowings	—	152	1,294
Accounts payable, trade
Third parties	614,208	726,608	6,184,951
Related parties	91,880	81,528	693,973
Accrued payroll	41,851	41,799	355,797
Accrued interest	1,510	1,264	10,759
Accrued income taxes	57,443	168,587	1,435,027
Other current liabilities
Third parties	134,354	152,322	1,296,578
Related parties	2,547	2,316	19,714

Total current liabilities	1,094,097	1,368,299	11,647,080

Long-term liabilities:
Long-term debt (exclusive of current portion)	798,219	598,530	5,094,740
Liability for employees’ retirement benefits	138,674	135,511	1,153,481
Other long-term liabilities
Third parties	194,593	206,675	1,759,236
Related parties	2,885	3,105	26,430

Total long-term liabilities	1,134,371	943,821	8,033,887

Total liabilities	2,228,468	2,312,120	19,680,967

Minority interests in consolidated subsidiaries	121	1,120	9,533

Shareholders’ equity:
Common stock, without a stated value—
Authorized—190,020,000 shares and 188,130,000 shares at March 31, 2005 and 2006, respectively Issued—48,700,000 and 46,810,000 shares at March 31, 2005 and 2006, respectively Outstanding—46,272,208 and 44,474,227 shares at March 31, 2005 and 2006, respectively	949,680	949,680	8,083,759
Additional paid-in capital	1,311,013	1,311,013	11,159,457
Retained earnings	2,100,407	2,212,739	18,835,027
Accumulated other comprehensive income	57,609	26,781	227,962
Treasury stock, 2,427,792 and 2,335,773 shares at March 31, 2005 and 2006, at cost, respectively	(510,777)	(448,196)	(3,815,083)

Total shareholders’ equity	3,907,932	4,052,017	34,491,122

Commitments and contingencies
Total liabilities and shareholders’ equity	¥6,136,521	¥6,365,257	$54,181,622

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Operating revenues:
Wireless services
Third parties	¥4,450,030	¥4,259,354	¥4,242,230	$36,110,232
Related parties	37,882	37,183	53,626	456,469
Equipment sales
Third parties	541,387	529,891	462,490	3,936,755
Related parties	18,766	18,182	7,526	64,062

	5,048,065	4,844,610	4,765,872	40,567,518

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	478,706	463,899	462,852	3,939,837
Related parties	233,865	276,524	283,247	2,411,023
Cost of equipment sold (exclusive of items shown separately below)	1,094,332	1,122,443	1,113,464	9,477,903
Depreciation and amortization	720,997	735,423	737,066	6,273,970
Impairment loss	—	60,399	1,071	9,116
Selling, general and administrative
Third parties	1,141,190	1,189,166	1,179,252	10,037,896
Related parties	276,057	212,590	156,281	1,330,277

	3,945,147	4,060,444	3,933,233	33,480,022

Operating income	1,102,918	784,166	832,639	7,087,496

Other income (expense):
Interest expense	(13,216)	(9,858)	(8,420)	(71,671)
Interest income	1,917	1,957	4,659	39,658
Gain on sale of affiliate shares	—	501,781	61,962	527,426
Gain on sale of other investments	24	—	40,088	341,233
Other, net	9,480	10,175	21,375	181,946

	(1,795)	504,055	119,664	1,018,590

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	1,101,123	1,288,221	952,303	8,106,086
Income taxes:
Current	446,182	192,124	293,707	2,500,059
Deferred	(17,066)	335,587	47,675	405,814

	429,116	527,711	341,382	2,905,873

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	672,007	760,510	610,921	5,200,213
Equity in net losses of affiliates (including impairment of investment in an affiliate in 2005)	(21,960)	(12,886)	(364)	(3,099)
Minority interests in earnings of consolidated subsidiaries	(40)	(60)	(76)	(647)

Net Income	¥650,007	¥747,564	¥610,481	$5,196,467

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities, net of applicable taxes	12,678	8,761	10,000	85,121
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(440)	459	(2,338)	(19,901)
Net revaluation of financial instruments, net of applicable taxes	(13)	(213)	369	3,141
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	(154)	(248)	(2,111)
Foreign currency translation adjustment, net of applicable taxes	(9,862)	4,188	5,433	46,246
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	(36,858)	(48,030)	(408,835)
Minimum pension liability adjustment, net of applicable taxes	16,055	71	3,986	33,929

Comprehensive income	¥668,425	¥723,818	¥579,653	$4,934,057

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	49,622,595	47,401,154	45,250,031	45,250,031

Basic and diluted earnings per share (Yen and U.S. dollars)	¥13,099.01	¥15,771.01	¥13,491.28	$114.84

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Number of Shares		Millions of yen
	Issued Common Stock	Treasury Stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2003	50,180,000	9,594	¥949,680	¥1,306,128	¥1,159,354	¥62,937	¥(2,585)	¥3,475,514
Purchase of treasury stock		1,576,222					(394,903)	(394,903)
Share exchanges		(2,180)		(14)			587	573
Increase in additional paid-in capital of an affiliate				4,899				4,899
Cash dividends declared and paid (¥1,000 per share)					(49,813)			(49,813)
Net income					650,007			650,007
Unrealized holding gains on available-for-sale securities						12,238		12,238
Net revaluation of financial instruments						(13)		(13)
Foreign currency translation adjustment						(9,862)		(9,862)
Minimum pension liability adjustment						16,055		16,055

Balance at March 31, 2004	50,180,000	1,583,636	¥949,680	¥1,311,013	¥1,759,548	¥81,355	¥(396,901)	¥3,704,695
Purchase of treasury stock		2,324,156					(425,247)	(425,247)
Retirement of treasury stock	(1,480,000)	(1,480,000)			(311,371)		311,371	—
Cash dividends declared and paid (¥2,000 per share)					(95,334)			(95,334)
Net income					747,564			747,564
Unrealized holding gains on available-for-sale securities						9,220		9,220
Net revaluation of financial instruments						(367)		(367)
Foreign currency translation adjustment						(32,670)		(32,670)
Minimum pension liability adjustment						71		71

Balance at March 31, 2005	48,700,000	2,427,792	¥949,680	¥1,311,013	¥2,100,407	¥57,609	¥(510,777)	¥3,907,932
Purchase of treasury stock		1,797,981					(300,078)	(300,078)
Retirement of treasury stock	(1,890,000)	(1,890,000)			(362,659)		362,659	—
Cash dividends declared and paid (¥3,000 per share)					(135,490)			(135,490)
Net income					610,481			610,481
Unrealized holding gains on available-for-sale securities						7,662		7,662
Net revaluation of financial instruments						121		121
Foreign currency translation adjustment						(42,597)		(42,597)
Minimum pension liability adjustment						3,986		3,986

Balance at March 31, 2006	46,810,000	2,335,773	¥949,680	¥1,311,013	¥2,212,739	¥26,781	¥(448,196)	¥4,052,017

	Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2005	$8,083,759	$11,159,457	$17,878,848	$490,372	$(4,347,778)	$33,264,658
Purchase of treasury stock					(2,554,290)	(2,554,290)
Retirement of treasury stock			(3,086,985)		3,086,985	—
Cash dividends declared and paid (¥3,000 per share)			(1,153,303)			(1,153,303)
Net income			5,196,467			5,196,467
Unrealized holding gains on available-for-sale securities				65,220		65,220
Net revaluation of financial instruments				1,030		1,030
Foreign currency translation adjustment				(362,589)		(362,589)
Minimum pension liability adjustment				33,929		33,929

Balance at March 31, 2006	$8,083,759	$11,159,457	$18,835,027	$227,962	$(3,815,083)	$34,491,122

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Cash flows from operating activities:
Net income	¥650,007	¥747,564	¥610,481	$5,196,467
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	720,997	735,423	737,066	6,273,970
Impairment loss	—	60,399	1,071	9,116
Deferred taxes	(12,539)	334,095	49,101	417,952
Loss on sale or disposal of property, plant and equipment	35,005	45,673	36,000	306,435
Gain on sale of affiliate shares	—	(501,781)	(61,962)	(527,426)
Gain on sale of other investments	(24)	—	(40,088)	(341,233)
Expense associated with sale of other investments	—	—	14,062	119,697
Equity in net losses (gains) of affiliates (including impairment of ¥8,612 million in investment in an affiliate in 2005)	17,433	14,378	(1,289)	(10,972)
Minority interests in earnings of consolidated subsidiaries	40	60	76	647
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, trade	(90)	8,731	21,345	181,691
Increase (decrease) in allowance for doubtful accounts	1,458	(4,641)	(3,623)	(30,839)
Increase in inventories	(59,954)	(29,157)	(73,094)	(622,182)
Decrease (increase) in income taxes receivable	106,308	(92,869)	92,869	790,509
Increase in accounts payable, trade	19,577	89,464	45,108	383,963
Increase (decrease) in accrued income taxes	186,166	(260,585)	111,141	946,042
Increase in other current liabilities	28,866	12,531	17,641	150,162
(Decrease) increase in liability for employees’ retirement benefits	(15,746)	4,720	(3,378)	(28,754)
Increase in other long-term liabilities	9,199	1,295	24,725	210,461
Other, net	23,540	16,285	33,689	286,764

Net cash provided by operating activities	1,710,243	1,181,585	1,610,941	13,712,470

Cash flows from investing activities:
Purchases of property, plant and equipment	(625,284)	(668,413)	(638,590)	(5,435,734)
Purchases of intangible and other assets	(177,645)	(242,668)	(195,277)	(1,662,215)
Purchases of non-current investments	(12,787)	(176,017)	(292,556)	(2,490,262)
Proceeds from sale of non-current investments	2,261	725,905	25,142	214,011
Purchases of short-term investments	—	(361,297)	(252,474)	(2,149,081)
Redemption of short-term investments	—	111,521	501,433	4,268,242
Loan advances	(38,307)	(580)	(1)	(9)
Collection of loan advances	55	40,015	229	1,949
Long-term bailment for consumption to a related party	—	—	(100,000)	(851,209)
Other, net	4,398	(6,795)	1,017	8,658

Net cash used in investing activities	(847,309)	(578,329)	(951,077)	(8,095,650)

Cash flows from financing activities:
Repayment of long-term debt	(245,411)	(146,709)	(150,304)	(1,279,400)
Proceeds from short-term borrowings	155,300	87,500	27,002	229,843
Repayment of short-term borrowings	(165,300)	(87,500)	(27,010)	(229,911)
Principal payments under capital lease obligations	(5,716)	(4,748)	(4,740)	(40,347)
Payments to acquire treasury stock	(394,903)	(425,247)	(300,078)	(2,554,290)
Dividends paid	(49,813)	(95,334)	(135,490)	(1,153,303)
Other, net	(13)	(1)	(1)	(9)

Net cash used in financing activities	(705,856)	(672,039)	(590,621)	(5,027,417)

Effect of exchange rate changes on cash and cash equivalents	1	705	1,529	13,014

Net increase (decrease) in cash and cash equivalents	157,079	(68,078)	70,772	602,417
Cash and cash equivalents at beginning of year	680,951	838,030	769,952	6,553,899

Cash and cash equivalents at end of year	¥838,030	¥769,952	¥840,724	$7,156,316

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥107,200	¥7	¥93,103	$792,501
Cash paid during the year for:
Interest	16,384	10,323	8,666	73,766
Income taxes	259,883	541,684	182,914	1,556,980
Noncash investing and financing activities:
Acquisition of shares from sale of an investment	—	16,711	—	—
Assets acquired through capital lease obligations	4,469	4,411	5,038	42,884
Retirement of treasury stock	—	311,371	362,659	3,086,985

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, which is 33.72% owned by the Japanese government, owns 59.05% of DoCoMo’s issued stock as of March 31, 2006.

DoCoMo provides its subscribers with wireless telecommunications services such as FOMA (3G wireless services), mova (2G wireless services), packet communications services (wireless data communications services using packet switching), Personal Handyphone System (“PHS”) services (a wireless data and voice platform that enables customers to access the internet, as well as to make calls), Quickcast (paging) services, and satellite mobile communications services, primarily on its own nationwide networks. In addition, DoCoMo sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to end user customers.

DoCoMo ceased accepting new applications for Quickcast services as of June 30, 2004 and announced to terminate Quickcast services as of March 31, 2007. DoCoMo also ceased accepting new subscriptions for PHS services as of April 30, 2005 and announced the plan to terminate PHS services during the three months ending December 31, 2007.

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

(1) Adoption of a new accounting standard

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, DoCoMo adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143”. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have any impact on DoCoMo’s results of operations and financial position.

(2) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

DoCoMo adopted the FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51” (“FIN 46R”). FIN 46R addresses how a

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. At March 31, 2005 and 2006, DoCoMo had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of investments, realization of deferred tax assets, pension liabilities and revenue recognition.

Cash and cash equivalents—

DoCoMo considers cash in banks and short-term highly liquid investments with original maturities of three months or less at the date of purchase as cash and cash equivalents.

Short-term investments—

The highly liquid investments, which have original maturities of longer than three months at the date of purchase and remaining maturities of one year or less at the end of fiscal year, are considered to be short-term investments.

Allowance for doubtful accounts—

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DoCoMo disposed of obsolete handsets during the years ended March 31, 2004, 2005 and 2006 resulting in losses totaling ¥5,295 million, ¥12,047 million and ¥18,883 million ($160,734 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

Property, plant and equipment—

Property, plant and equipment is stated at cost and includes interest cost incurred during construction, as discussed below in “Capitalized interest”. Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate. Property, plant and equipment held under capital lease and leasehold improvements are amortized using either the straight-line method or the declining-balance method, depending on the type of the assets, over shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

Depreciation and amortization expense for the years ended March 31, 2004, 2005 and 2006 was ¥570,324 million, ¥571,955 million, and ¥553,087 million ($4,707,925 thousand), respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amounts of such telecommunications equipment and its accumulated depreciation are deducted from the respective accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal obligations associated with the retirement of tangible long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original states. DoCoMo estimates the fair values of the liabilities for an asset retirement obligation, and the aggregate amount of the fair values is immaterial.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥15,466 million of which ¥2,250 million was capitalized during the year ended March 31, 2004. There was no interest capitalized for the years ended March 31, 2005 and 2006.

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose fiscal year ends are December 31, DoCoMo records its share of income or losses of such investees with a three month lag in its consolidated statements of income and comprehensive income.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DoCoMo utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities and other investments—

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investment securities at the time of purchase. DoCoMo periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity.

Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Held-to-maturity and available-for-sale debt securities, whose remaining maturities at the end of fiscal years are one year or less, are recorded as short-term investments in the consolidated balance sheets.

DoCoMo did not hold or transact any trading securities during the years ended March 31, 2004, 2005 and 2006.

Other investments include equity securities, whose fair values are not readily determinable, and equity securities for which sales are restricted by contractual requirements (“restricted stocks”). Equity securities, whose fair values are not readily determinable, and restricted stocks are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications facilities of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Accordingly, DoCoMo does not amortize either goodwill, including embedded

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goodwill created through the acquisition of investments accounted for under the equity method, or other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use telecommunications facilities of wireline carriers, are amortized on a straight-line basis over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized over a period of 5 years.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities—

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap and foreign exchange forward contracts, and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value. The recorded fair values of derivative instruments represent the amounts that DoCoMo would receive or pay to terminate the contracts at each fiscal year end.

For derivative financial instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities.

For derivative financial instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For derivative financial instruments, as well as non-derivative financial instruments that qualify as hedging instruments for hedges of the foreign currency exposure of a net investment in a foreign operation, the changes in fair value of the financial instruments are included in the foreign currency translation adjustment of accumulated other comprehensive income.

For derivative financial instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

DoCoMo discontinues hedge accounting when it is determined that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employees’ retirement benefit plans—

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

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service charges, airtime charges and fees for activation.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Base monthly service charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. DoCoMo has deferred revenues based on the portion of unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as allowance expires. As DoCoMo develops sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, DoCoMo will recognize the revenue attributable to such allowance ratably as the remaining allowances are utilized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2005 and 2006 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Current deferred revenue	¥108,415	¥127,039	$1,081,367
Long-term deferred revenue	75,096	75,987	646,808
Current deferred charges	47,660	40,595	345,548
Long-term deferred charges	75,096	75,987	646,808

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share—

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at March 31, 2004, 2005 and 2006, and therefore there is no difference between basic and diluted earnings per share.

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

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other, net” of other income (expense) in the accompanying statements of income and comprehensive income.

(3) Recent accounting pronouncements—

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have any impact on DoCoMo’s result of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005. DoCoMo does not expect that that adoption of SFAS No. 153 will have a material impact on its result of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No.20 and the FASB statement No.3”. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS No. 154 will depend on the change, if any, in a future period.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring during fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 will not have any impact on DoCoMo’s results of operations and financial position.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS No. 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS No. 156 is effective during fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 will not have any impact on DoCoMo’s results of operations and financial position.

(4) Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2006.

3. U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006, which was ¥117.48 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Inventories:

Inventories as of March 31, 2005 and 2006 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Telecommunications equipment to be sold	¥154,805	¥228,337	$1,943,625
Materials and supplies	369	393	3,345
Other	1,252	793	6,750

Total	¥156,426	¥229,523	$1,953,720

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of the revised business outlook for its PHS business, DoCoMo evaluated the recoverability of its long-lived assets, including property, plant and equipment and rights to use telecommunications facilities of wireline carriers, of its PHS business in accordance with SFAS No. 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, DoCoMo used future discounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because DoCoMo estimated that future cash flows from the PHS business would be negative, DoCoMo wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a non-cash impairment loss of ¥60,399 million. DoCoMo also wrote-down the entire carrying value of long-lived assets related to the PHS business which DoCoMo acquired during the year ended March 31, 2006. Therefore, DoCoMo recognized an impairment loss of long-lived assets of ¥1,071 million ($9,116 thousand) for the year ended March 31, 2006. The impairment losses are recorded in “Impairment loss” in the accompanying consolidated statements of income and comprehensive income.

6. Investments in affiliates:

AT&T Wireless Services, Inc.—

In February 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), a wireless telecommunications service provider in the United States of America, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a wireless telecommunications service provider in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless shall be converted into US$15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received US$6,495 million (equivalent to approximately ¥699,514 million) in cash. DoCoMo ceased to account for AT&T Wireless under the equity method. DoCoMo recognized a gain of ¥501,781 million on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized holding gains (losses) on available-for-sale securities of ¥(144) million, net revaluation of financial instruments of ¥461 million and foreign currency translation adjustment of ¥64,564 million.

Hutchison 3G UK Holdings Limited—

On May 27, 2004, DoCoMo agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo were to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting rights and supervisory board representation. As DoCoMo no longer had the ability to exercise significant influence over H3G UK, DoCoMo ceased to account for its investment in H3G UK using the equity method.

During the year ended March 31, 2005, DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed. On May 9, 2005, DoCoMo received a notice from HWL that HWL intended to

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exercise its right to accelerate completion of the payment on June 23, 2005. Consequently, DoCoMo received £120 million in cash, and transferred the entire shareholding in HTIL to HWL. As a result of the transaction, DoCoMo recorded “Gain on sale of affiliate shares” of ¥61,962 million ($527,426 thousand), including reclassification of foreign currency translation of ¥38,174 million ($324,940 thousand), in the consolidated statement of income and comprehensive income for the year ended March 31, 2006.

As part of the Sale and Purchase Agreement, the £200 million shareholder loan provided by DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004 and the payment was completed.

Sumitomo Mitsui Card Co., Ltd.—

DoCoMo entered into an agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million ($834,185 thousand), including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, DoCoMo has accounted for its investment in Sumitomo Mitsui Card using the equity method.

Impairment—

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates when there are indications that a declines in value below carrying amount may be other than temporary. As a result of such evaluations, the Company did not record impairment charges for the years ended March 31, 2004 and 2006. The Company determined that there was other than temporary decline in a value of an investment and recorded an impairment charge for Hutchison Telephone Company Limited, a wireless telecommunications service provider in Hong Kong, of ¥8,612 million for the year ended March 31, 2005. The impairment charge is included with equity in net losses of affiliates in the accompanying statement of income and comprehensive income.

The Company believes the estimated fair values of its investments in affiliates at March 31, 2006 equal or exceed the related carrying values.

All of the investments which are accounted for on the equity method are privately held companies as of March 31, 2006.

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings were ¥2,532 million, ¥1,022 million and ¥3,363 million ($28,626 thousand) as of March 31, 2004, 2005 and 2006, respectively. Dividends received from affiliates were ¥20 million, ¥20 million and ¥1,034 million ($8,801 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. DoCoMo does not have significant business transactions with its affiliates.

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheets at March 31, 2005 and 2006 was greater by ¥36,625 million and ¥85,808 million ($730,405 thousand), respectively than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2005 and 2006 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Marketable securities:
Available-for-sale	¥223,107	¥249,943	$2,127,537
Held-to-maturity	7	—	—
Other investments	19,955	157,866	1,343,769

Total	¥243,069	¥407,809	$3,471,306

Debt securities, which were classified as “Short-term investments” of the current assets because the maturities at the end of fiscal years were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments”, on the consolidated balance sheets.

DoCoMo had no debt securities classified as held-to-maturity at March 31, 2006.

Maturities of debt securities classified as available-for-sale at March 31, 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006		2006
	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥49,985	¥49,985	$425,477	$425,477
Due after 1 year through 5 years	99,800	99,800	849,506	849,506
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥149,785	¥149,785	$1,274,983	$1,274,983

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security at March 31, 2005 and 2006 are as follows:

	Millions of yen
	2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785
Held-to-maturity:
Debt securities	—	—	—	—

	Thousands of U.S. dollars
	2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$449,302	$405,899	$2,647	$852,554
Debt securities	1,279,282	—	4,299	1,274,983
Held-to-maturity:
Debt securities	—	—	—	—

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Proceeds	¥1,831	¥27,046	¥14,902	$126,847
Gross realized gains	1,444	17	40,454	344,348
Gross realized losses	—	(1,118)	—	—

On October 24, 2005, DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). The i-mode license agreement between DoCoMo and KPN Mobile will be maintained.

Under the agreement, DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, and has paid cash of €5 million (¥692 million) to DoCoMo.

As a result of the agreement, DoCoMo recognized a gain on the transfer of these KPN Mobile shares of ¥40,030 million ($340,739 thousand), which included the reclassification of related foreign currency translation gains of ¥25,635 million ($218,207 thousand), in the consolidated statement of income and comprehensive income under the line item “Gain on sale of other investments” for the year ended March 31, 2006. DoCoMo also recognized a non-cash charge of ¥14,062 million ($119,697 thousand) in the consolidated statement of income under the line item “Selling, general and administrative” and in the consolidated statement of cash flows under the line item “Expense associated with sale of other investments” at that time for the excess of the then fair value of KPN Mobile shares transferred over the actual cash received, which DoCoMo regarded as the consideration for the benefits from the arrangement, for the year ended March 31, 2006.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on and fair value of marketable securities and cost method investments included in “other investments” at March 31, 2005 and 2006, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2005
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,539	¥218	¥124	¥109	¥1,663	¥327
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	61	76	61	76

	Millions of yen
	2006
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥364	¥49	¥1,510	¥262	¥1,874	¥311
Debt securities	149,785	505	—	—	149,785	505
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	48	89	48	89

	Thousands of U.S. dollars
	2006
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	$3,099	$417	$12,853	$2,230	$15,952	$2,647
Debt securities	1,274,983	4,299	—	—	1,274,983	4,299
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	409	758	409	758

Other investments include long-term investments in various privately held companies and restricted stocks.

For long-term investments in various privately held companies for which there are no quoted market prices, the reasonable estimate of fair value could not be made without incurring excessive costs, and DoCoMo believes that it is not practicable to estimate the reasonable fair value. Accordingly, these investments are carried at cost.

DoCoMo holds equity securities for which sales are restricted by contractual requirements with third parties. As of March 31, 2006, the restricted stocks held by DoCoMo included shares of KT Freetel Co., Ltd., a Korean

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

wireless telecommunications service provider, and Philippine Long Distance Telephone Company (“PLDT”), a telecommunication service provider in Philippines. The aggregate carrying amount of the restricted stocks, which were recorded as cost method investments, as of March 31, 2006 was ¥136,147 million ($1,158,895 thousand). DoCoMo believes that it was not practicable to estimate reasonable fair values for these restricted stocks, which have quoted market prices, because of the restriction of sales by contractual obligations. The aggregate market price of the restricted stocks was ¥144,987 million ($1,234,142 thousand) at March 31, 2006.

The aggregate carrying amounts of DoCoMo’s cost method investments included in other investments totaled ¥15,954 million and ¥157,843 million ($1,343,573 thousand) at March 31, 2005 and 2006, respectively. DoCoMo did not evaluate fair values of investments with an aggregate carrying amount of ¥10,823 million and ¥152,902 million ($1,301,515 thousand) for impairment at March 31, 2005 and 2006, respectively, because DoCoMo believed that it was not practicable to estimate the fair value as it did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments, in accordance with paragraphs 14 and 15 of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill and other intangible assets:

Goodwill—

Majority of DoCoMo’s goodwill was recognized when DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2005 and 2006 are as follows:

	Millions of yen
	2005
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,354	¥—	¥133,354
Goodwill acquired during the year	—	6,743	6,743
Foreign currency translation adjustment	—	—	—

Balance at end of year	¥133,354	¥6,743	¥140,097

	Millions of yen
	2006
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,354	¥6,743	¥140,097
Goodwill acquired during the year	151	—	151
Foreign currency translation adjustment	—	846	846

Balance at end of year	¥133,505	¥7,589	¥141,094

	Thousands of U.S. dollars
	2006
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	$1,135,121	$57,397	$1,192,518
Goodwill acquired during the year	1,285	—	1,285
Foreign currency translation adjustment	—	7,202	7,202

Balance at end of year	$1,136,406	$64,599	$1,201,005

Information regarding the business segment is discussed in Note 15.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

The following table displays the major components of DoCoMo’s intangible assets, all of which are subject to amortization, at March 31, 2005 and 2006.

	Millions of yen
	2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥424,305	¥232,446	¥191,859
Internal-use software	669,047	405,716	263,331
Software acquired to be used in the manufacture of handsets	39,276	1,858	37,418
Customer related assets	50,949	20,521	30,428
Rights to use telecommunications facilities of wireline carriers	12,300	5,868	6,432
Other	8,084	1,757	6,327

	¥1,203,961	¥668,166	¥535,795

	Millions of yen
	2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥523,097	¥319,299	¥203,798
Internal-use software	743,449	493,270	250,179
Software acquired to be used in the manufacture of handsets	67,233	10,685	56,548
Customer related assets	50,949	29,013	21,936
Rights to use telecommunications facilities of wireline carriers	14,301	7,186	7,115
Other	8,701	1,973	6,728

	¥1,407,730	¥861,426	¥546,304

	Thousands of U.S. dollars
	2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	$4,452,647	$2,717,901	$1,734,746
Internal-use software	6,328,302	4,198,757	2,129,545
Software acquired to be used in the manufacture of handsets	572,294	90,952	481,342
Customer related assets	433,682	246,961	186,721
Rights to use telecommunications facilities of wireline carriers	121,732	61,168	60,564
Other	74,063	16,794	57,269

	$11,982,720	$7,332,533	$4,650,187

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 5, DoCoMo recognized an impairment charge for its long-lived assets related to PHS business during the year ended March 31, 2005 and 2006. The amount of the reduction in net carrying amount of intangible assets related to software for telecommunications network and rights to use telecommunications facilities of wireline carriers due to the impairment was ¥4,539 million and ¥16,089 million, respectively, during the year ended March 31, 2005.

Amortization of intangible assets for the years ended March 31, 2004, 2005 and 2006 was ¥150,673 million, ¥163,468 million and ¥183,979 million ($1,566,045 thousand), respectively. Estimated amortization of intangible assets for fiscal years ending March 31, 2007, 2008, 2009, 2010 and 2011 is ¥155,840 million, ¥128,179 million, ¥96,950 million, ¥62,437 million, and ¥23,748 million, respectively. The weighted-average amortization period of the intangible assets for the year ended March 31, 2006 is 5.2 years.

9. Other assets:

Other assets at March 31, 2005 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Deposits	¥68,348	¥69,924	$595,199
Deferred customer activation costs	75,096	75,987	646,808
Long-term bailment for consumption to a related party	—	100,000	851,209
Other	20,879	19,071	162,334

	¥164,323	¥264,982	$2,255,550

Long-term bailment for consumption to a related party was related to contracts of bailment of cash for consumption into which DoCoMo entered with NTT Leasing Co., Ltd. (“NTT Leasing”), a related party of DoCoMo (see Note 14).

10. Short-term borrowings and long-term debt:

DoCoMo’s debt obligations are denominated in Japanese yen and U.S. dollars.

Short-term borrowings, excluding the current portion of long-term debt, at March 31, 2005 and 2006 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Unsecured short-term bank loans in Japanese Yen bearing interest at a weighted average rate of 0.8%	¥—	¥152	$1,294

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2005 and 2006 is comprised of the following:

	Interest rates	Maturity dates year ending March 31,	Millions of yen		Thousands of U.S. dollars
			2005	2006	2006
Debt denominated in Japanese Yen:
Unsecured corporate bonds	0.3% - 1.6%	2007 - 2012	¥745,956	¥601,983	$5,124,132
Unsecured indebtedness to banks, insurance companies and others	0.8% - 4.9%	2007 - 2013	191,828	178,523	1,519,604
Debt denominated in U.S. dollars:
Unsecured corporate bonds	3.5%	2008	10,739	11,747	99,991

Sub-total			948,523	792,253	6,743,727
Less: Current portion			(150,304)	(193,723)	(1,648,987)

Total Long-term debt			¥798,219	¥598,530	$5,094,740

Interest rates on most of DoCoMo’s borrowings are fixed. DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest swap contracts is disclosed in Note 19. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2005 and 2006 totaled ¥9,525 million and ¥8,065 million ($68,650 thousand), respectively.

DoCoMo made a shelf registration that allowed it to issue up to ¥1,000 billion of domestic corporate bonds during a two-year period starting April 3, 2004 in Japan. As of March 31, 2006, DoCoMo had no domestic corporate bond issued under this registration. DoCoMo has also made a shelf registration that allows it to issue up to ¥1,000 billion of domestic corporate bonds during a two-year period starting April 3, 2006 in Japan.

The aggregate amounts of annual maturities of long-term debt at March 31, 2006, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥193,723	$1,648,987
2008	130,947	1,114,632
2009	75,200	640,109
2010	29,000	246,851
2011	179,463	1,527,605
Thereafter	183,920	1,565,543

	¥792,253	$6,743,727

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

The amount of statutory retained earnings of the Company available for the payments of dividends to shareholders as of March 31, 2006 was ¥1,050,919 million ($8,945,514 thousand).

The shareholders’ meeting on June 20, 2006, approved cash dividends of ¥88,948 million ($757,133 thousand), ¥2,000 per share, payable to shareholders of record as of March 31, 2006, which were declared by the Board of Directors on April 28, 2006.

Share repurchase and share retirement—

On June 19, 2003 and June 18, 2004, the shareholders’ meetings approved stock repurchase plans under which DoCoMo could repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On June 21, 2005, the shareholders’ meeting also approved a stock repurchase plan under which DoCoMo could repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million.

Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2005, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	2,324,156 shares
Aggregate price of shares repurchased:	¥ 425,247 million

Class, aggregate number and price of shares repurchased for the year ended March 31, 2006, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,797,981 shares
Aggregate price of shares repurchased:	¥ 300,078 million ($2,554,290 thousand)

Of the total shares repurchased, 1,748,000 and 1,506,000 shares were purchased from NTT during the years ended March 31, 2005 and 2006, respectively.

Based on the resolution of the board of directors on March 23, 2005, DoCoMo retired 1,480,000 of its own shares (purchase price: ¥311,371 million). As a result of the share retirement, retained earnings were decreased by ¥311,371 million and the number of common stocks authorized decreased from 191,500,000 shares to 190,020,000 shares during the year ended March 31, 2005.

Based on the resolution of the board of directors on March 28, 2006, DoCoMo retired 1,890,000 of its own shares (purchase price: ¥362,659 million ($3,086,985 thousand)). As a result of the share retirement, retained earnings were decreased by ¥362,659 million ($3,086,985 thousand) and the number of common stocks authorized decreased from 190,020,000 shares to 188,130,000 shares during the year ended March 31, 2006.

In May and June 2006, based on a resolution of the Board of Directors on March 28, 2006, DoCoMo repurchased total 283,312 shares of its common stock for ¥49,998 million in the stock market.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 20, 2006, the shareholders’ meeting approved a stock repurchase plan under which the Company may repurchase up to 1,400,000 shares at an aggregate amount not to exceed ¥250,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

Accumulated other comprehensive income:

The following table presents changes in accumulated other comprehensive income, net of applicable taxes:

	Millions of yen
	Unrealized holding gains on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 2003	¥472	¥167	¥91,453	¥(29,155)	¥62,937
2004 change	12,238	(13)	(9,862)	16,055	18,418

Balance at March 31, 2004	¥12,710	¥154	¥81,591	¥(13,100)	¥81,355
2005 change	9,220	(367)	(32,670)	71	(23,746)

Balance at March 31, 2005	¥21,930	¥(213)	¥48,921	¥(13,029)	¥57,609
2006 change	7,662	121	(42,597)	3,986	(30,828)

Balance at March 31, 2006	¥29,592	¥(92)	¥6,324	¥(9,043)	¥26,781

	Thousands of U.S. dollars
	Unrealized holding gains on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income
Balance at March 31, 2005	$186,670	$(1,813)	$416,419	$(110,904)	$490,372
2006 change	65,220	1,030	(362,589)	33,929	(262,410)

Balance at March 31, 2006	$251,890	$(783)	$53,830	$(76,975)	$227,962

The amount of taxes applied to the items in accumulated other comprehensive income is described in Note 17.

12. Research and development expenses, and advertising cost:

Research and development expenses

Research and development expenses are charged to expense as incurred.

For the year ended March 31, 2004, DoCoMo expended funds for research and development of new FOMA 3G handsets manufactured by handset vendors. The move was part of a strategy to promote the rapid development of FOMA handset technology and stimulate market demand for FOMA services. Under the

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements with manufacturers, they were required to develop new FOMA handsets, featuring advanced applications and longer battery life. DoCoMo shares ownership rights for FOMA handset patented technologies and know-how with the manufacturers.

The total amount expensed by DoCoMo in the development of FOMA handsets by handset manufacturers for the year ended March 31, 2004 was ¥23.5 billion.

Research and development expenses are included primarily in selling, general and administrative expenses, and amounted to ¥124,514 million, ¥101,945 million and ¥110,509 million ($940,662 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising costs

Advertising costs are also expensed as incurred. Such costs are included in selling, general and administrative expenses and amounted to ¥58,434 million, ¥57,773 million and ¥52,610 million ($447,821 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

13. Other income (expense):

Components of income (expense) included in “other, net” in the financial statement for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Net realized gains (losses) on marketable securities	¥1,420	¥(1,101)	¥366	$3,115
Foreign exchange gains, net	483	1,283	8,072	68,710
Rental revenue received	2,744	2,442	2,525	21,493
Dividends income	181	954	4,446	37,845
Write-down of warrants related to AT&T Wireless	(1,706)	—	—	—
Gain on share-exchange right related to investment in KGT	2,665	—	—	—
Penalties and compensation for damages	3,675	2,674	3,279	27,911
Other, net	18	3,923	2,687	22,872

	¥9,480	¥10,175	¥21,375	$181,946

In January 2001, DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. In July 2001, upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market value of the warrants was computed using the Black-Scholes option pricing methodology through the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless was $15 and was below the exercise price of the warrant of $35 per share. In addition, the price movement of AT&T Wireless shares showed that capital market expected that the merger would be completed, although transaction was subject to approval by regulatory authorities, and other closing conditions. Consequently, DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥1,706 million has been recognized for the year ended March 31, 2004.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result thereof, DoCoMo determined that the book value of the warrant as of March 31, 2005 was also nil. The warrants reached maturity on January 26, 2006.

In October 2003, KG Telecommunications Co., Ltd. (“KGT”), a former equity method investee of DoCoMo, entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a wireless telecommunications service provider in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone businesses and i-mode business in Taiwan. Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist in January 2004. DoCoMo ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, DoCoMo became an approximately 5% shareholder of FET, and received NT$2.5 billion (¥8.1 billion). The transaction did not have a material impact on DoCoMo’s results of operations and financial position.

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

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2004, 2005 and 2006, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥100,994 million, ¥71,896 million and ¥71,897 million ($611,994 thousand), respectively.

During the year ended March 31, 2006, DoCoMo entered into contracts of bailment of cash for consumption with NTT Leasing for cash management purposes. NTT and its subsidiaries collectively owns all the voting interests in NTT Leasing, of which DoCoMo owned 4.2% as of March 31, 2006. Accordingly, NTT Leasing is a related party of DoCoMo. Under the terms of the contracts, funds are bailed to NTT Leasing and DoCoMo can withdraw the funds upon its demand. DoCoMo deposited totaling ¥120,000 million ($1,021,450 thousand) in cash at interest rates ranging from 0.1% to 0.2% to NTT Leasing at March 31, 2006. The contracts had remaining terms to maturity ranging from 1 month to 2 years and 3 months at March 31, 2006. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥20,000 million ($170,241 thousand) and “Other assets” of ¥100,000 million ($851,209 thousand) on the consolidated balance sheet at March 31, 2006. The recorded amount of interest income derived from the contracts was ¥95 million ($809 thousand) for the year ended March 31, 2006. The fair values of the bailment contracts are not determinable as these contracts are with a related party and a secondary market for such contracts does not exist.

On March 14, 2006, DoCoMo acquired 12,633,486 shares of PLDT, which amounted to approximately 7% of PLDT’s issued shares, for ¥52,103 million ($443,505 thousand) from NTT Communications Corporation, a subsidiary of NTT.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo has entered into cost-sharing and construction and maintenance contracts with Japan Mobile Communications Infrastructure Association (former In-Tunnel Cellular Association), chairman of which was also one of DoCoMo’s directors through June 21, 2005. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥11,970 million and ¥14,797 million for the years ended March 31, 2004 and 2005, respectively. Income from such contracts for the year ended March 31, 2006 (from April 1 to June 21, 2005) was ¥217 million ($1,847 thousand).

15. Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having three primary business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. DoCoMo ceased accepting new applications for PHS services as of April 30, 2005 and announced its plan to terminate PHS services during the three months ending December 31, 2007. In addition, DoCoMo recognized an impairment loss on long-lived assets related to PHS business for the years ended March 31, 2005 and 2006 (see Note 5). The miscellaneous business segment includes Quickcast (paging) services, wireless LAN services and other miscellaneous services, which in the aggregate are not significant in amount. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets include primarily cash, deposits, securities, loans and investments in affiliates. DoCoMo allocates common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis. The assets are allocated proportionately based on the amount of network assets of each segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
Year ended March 31, 2004	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,947,674	¥75,702	¥24,689	—	¥5,048,065
Operating expenses	3,806,281	111,224	27,642	—	3,945,147

Operating income (loss)	¥1,141,393	¥(35,522)	¥(2,953)	—	¥1,102,918

Assets	¥4,848,442	¥127,224	¥21,715	¥1,264,885	¥6,262,266

Depreciation and amortization	¥693,115	¥23,508	¥4,374	—	¥720,997

Capital expenditures	¥601,060	¥12,280	—	¥192,142	¥805,482

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,755,815	¥63,095	¥25,700	—	¥4,844,610
Operating expenses	3,880,433	148,976	31,035	—	4,060,444

Operating income (loss)	¥875,382	¥(85,881)	¥(5,335)	—	¥784,166

Assets	¥4,755,598	¥50,907	¥17,728	¥1,312,288	¥6,136,521

Depreciation and amortization	¥705,806	¥22,996	¥6,621	—	¥735,423

Capital expenditures	¥696,638	¥4,840	—	¥160,039	¥861,517

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	—	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	—	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	—	¥832,639

Assets	¥4,782,740	¥34,414	¥23,241	¥1,524,862	¥6,365,257

Depreciation and amortization	¥729,349	¥3,983	¥3,734	—	¥737,066

Capital expenditures	¥749,456	¥1,071	—	¥136,586	¥887,113

	Thousands of U.S. dollars
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	$39,862,121	$355,303	$350,094	—	$40,567,518
Operating expenses	32,674,217	435,904	369,901	—	33,480,022

Operating income (loss)	$7,187,904	$(80,601)	$(19,807)	—	$7,087,496

Assets	$40,711,100	$292,935	$197,829	$12,979,758	$54,181,622

Depreciation and amortization	$6,208,282	$33,904	$31,784	—	$6,273,970

Capital expenditures	$6,379,435	$9,116	—	$1,162,632	$7,551,183

Effective from the year ended March 31, 2006, DoCoMo partly changed its segment configuration as follows: “Quickcast business”, which was presented separately in the past, is reclassified to “Miscellaneous businesses”, and international services, which were previously classified as “Miscellaneous businesses”, are reclassified to “Mobile phone business”. As a result of these reclassifications, the segment results for the years ended March 31, 2004 and 2005 are restated to conform to the presentation for the year ended March 31, 2006.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

There have been no sales and operating revenue from transactions with single external customer amounting to 10% or more of DoCoMo’s revenues for the years ended March 31, 2004, 2005 and 2006.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues from external customers for each similar product and service are presented in “Breakdown of Financial Information” of “Operating Results for the year ended March 31, 2006” and “Operating Results for the year ended March 31, 2005” included in Item 5. Operating and Financial Review and Prospects; A. Operating Results, of DoCoMo’s annual report on Form 20-F.

16. Employees’ retirement benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT/Employee Pension Fund”). The number of DoCoMo’s employees covered by the contributory plan represented approximately 10.2% and 10.4% of the total employees covered by such plan as of March 31, 2005 and 2006, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of income and comprehensive income related to the contributory plan for the years ended March 31, 2004, 2005 and 2006 was ¥7,808 million, ¥5,719 million and ¥5,303 million ($45,140 thousand), respectively. The liability for employees’ retirement benefits covered by such contributory plan was ¥31,026 million and ¥32,674 million ($278,123 thousand) as of March 31, 2005 and 2006, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

DoCoMo adopted EITF Issues No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. This issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which DoCoMo participates, applied to the Japanese government for permission that NTT/Employee Pension Fund be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on DoCoMo’s result of operations and financial position will be.

DoCoMo also sponsors non-contributory defined benefit pension plans covering substantially all employees. Based on the plans, employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance payments and pension payments. On April 1, 2004, DoCoMo and its eight regional subsidiaries introduced a plan under which future pension benefits for plan participants whose benefits have not been paid would fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥10,344 million in December 2003, when the non-contributory defined benefit pension plans were amended. From the plan amendment date, the effect of such a reduction in the projected benefit obligation is reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations of the changes in the non-contributory pension plans’ projected benefit obligations and fair value of plan assets at March 31, 2005 and 2006. DoCoMo uses a measurement date of March 31 for its non-contributory pension plans.

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥172,530	¥179,392	$1,527,000
Service cost	9,683	9,879	84,091
Interest cost	3,358	3,493	29,733
Benefit payments	(8,935)	(8,808)	(74,975)
Plan amendment	564	54	460
Transfer of liability from NTT non-contributory funded pension plan	1,700	252	2,145
Actuarial loss	492	4,594	39,105

Projected benefit obligation, end of year	¥179,392	¥188,856	$1,607,559
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥58,359	¥64,770	$551,328
Actual return on plan assets	1,763	11,063	94,169
Employer contributions	5,318	4,827	41,088
Benefits payments	(1,048)	(1,463)	(12,453)
Transfer of plan assets from NTT non-contributory funded pension plan	378	69	587

Fair value of plan assets, end of year	¥64,770	¥79,266	$674,719
At March 31:
Funded status	¥(114,622)	¥(109,590)	$(932,840)
Unrecognized net losses	48,149	41,089	349,753
Unrecognized transition obligation	1,697	1,565	13,322
Unrecognized prior service cost	¥(23,597)	¥(21,682)	$(184,559)

Net amount recognized	¥(88,373)	¥(88,618)	$(754,324)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets at March 31, 2005 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Liability for employees’ retirement benefits	¥(107,648)	¥(102,837)	$(875,358)
Prepaid pension cost	58	113	962
Intangible assets	669	122	1,039
Accumulated other comprehensive income	18,548	13,984	119,033

Net amount recognized	¥(88,373)	¥(88,618)	$(754,324)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(31,026)	¥(32,674)	$(278,123)

Total liability for employees’ retirement benefits	¥(138,674)	¥(135,511)	$(1,153,481)

Prepaid pension cost is recorded in “Other assets.”

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the non-contributory pension plans was ¥172,376 million and ¥181,801 million ($1,547,506 thousand) at March 31, 2005 and 2006, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with accumulated benefit obligation in excess of plan assets on March 31, 2005 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Projected benefit obligation	¥179,188	¥186,727	$1,589,436
Accumulated benefit obligation	172,202	179,806	1,530,524
Fair value of plan assets	64,586	77,806	662,291

The charges to income for the non-contributory pension plans for the years ended March 31, 2004, 2005 and 2006, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Service cost	¥10,715	¥9,683	¥9,879	$84,091
Interest cost on projected benefit obligation	3,631	3,358	3,493	29,733
Expected return on plan assets	(1,181)	(1,497)	(1,640)	(13,960)
Amortization of prior service cost	(1,465)	(1,815)	(1,861)	(15,841)
Amortization of actuarial loss	3,063	2,187	2,018	17,177
Amortization of transition obligation	637	89	132	1,124

Net pension cost	¥15,400	¥12,005	¥12,021	$102,324

The assumptions used in determination of the pension plans’ projected benefit obligations at March 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1

The assumptions used in determination of the net pension costs for the years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Discount rate	2.0%	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1	2.1
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, DoCoMo considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-contributory pension plan weighted-average asset allocations at March 31, 2005 and 2006 by asset category are as follows:

	2005	2006
Domestic stocks	24.7%	27.2%
Domestic bonds	29.0	29.2
International stocks	14.8	16.2
International bonds	10.0	16.2
Other	21.5	11.2

Total	100.0%	100.0%

The non-contributory pension plan’s policy toward plan assets management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, DoCoMo selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DoCoMo then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DoCoMo will review the asset allocation, as necessary. The target ratio in March 2006 is: domestic stocks, 25.0%; domestic bonds, 30.0%; international stocks, 15.0%; international bonds, 20.0%; and other financial instruments 10.0%.

At March 31, 2005 and 2006, domestic stocks include DoCoMo common stocks in the amount of ¥217 million (0.3% of total plan assets) and ¥120 million ($1,021 thousand) (0.2% of total plan assets); NTT common stocks in the amount of ¥180 million (0.3% of total plan assets) and ¥216 million ($1,839 thousand) (0.3% of total plan assets); common stocks of NTT DATA Corporation, a subsidiary of NTT, in the amount of ¥9 million (0.0% of total plan assets) and ¥14 million ($119 thousand) (0.0% of total plan assets); and common stocks of NTT Urban Development Co., another subsidiary of NTT, in the amount of ¥13 million (0.0% of total plan assets) and ¥10 million ($85 thousand) (0.0% of total plan assets), respectively.

Prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are being amortized over the expected average remaining service life of employees on a straight-line basis.

From time to time, employees of NTT transfer to DoCoMo. Upon such transfer, NTT transfers the related vested pension obligation for each employee, along with a corresponding amount of plan assets and cash. Therefore, the difference between the pension obligation and related plan assets transferred from NTT to DoCoMo, included in the above reconciliation, represents cash paid by NTT to DoCoMo, which has not been invested in plan assets.

DoCoMo expects to contribute ¥5,241 million ($44,612 thousand) to the non-contributory pension plan in the year ending March 31, 2007.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The benefit payments, which reflect expected future service under the non-contributory pension plans, as appropriate, are expected to be as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥12,039	$102,477
2008	12,027	102,375
2009	12,235	104,145
2010	11,941	101,643
2011	11,792	100,375
2012-2016	58,870	501,107

A certain of DoCoMo’s employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of DoCoMo shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary, with a small contribution from DoCoMo. The expense recorded by DoCoMo for contributions made toward employee stocks purchases was not material to its results of operations for the years ended March 31, 2004, 2005 and 2006, respectively.

17. Income taxes:

Total income taxes for the years ended March 31, 2004, 2005 and 2006 were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Income from continuing operations before equity in net losses of affiliates and minority interest	¥429,116	¥527,711	¥341,382	$2,905,873
Equity in net losses of affiliates	4,527	(1,492)	1,653	14,071
Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities	6,711	8,045	6,927	58,963
Less: Reclassification of realized gains and losses included in net income	(106)	259	(1,618)	(13,773)
Net revaluation of financial instruments	53	(148)	256	2,179
Less: Reclassification of realized gains and losses included in net income	—	(155)	(172)	(1,464)
Foreign currency translation adjustment	(23,752)	3,672	(234)	(1,991)
Less: Reclassification of realized gains and losses included in net income	—	(25,985)	(15,779)	(134,312)
Minimum pension liability adjustment	11,104	49	2,758	23,476

Total income taxes	¥427,653	¥511,956	¥335,173	$2,853,022

Virtually all income or loss before income taxes and income tax expenses or benefits are domestic.

The Company and its domestic subsidiaries were subject to a National Corporate Tax of 30%, an Inhabitant Tax of approximately 6% and a deductible Japanese Enterprise Tax of approximately 10%. The Inhabitant Tax rate and the Japanese Enterprise Tax rate vary by local jurisdiction. In March 2003, the Japanese government

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

promulgated the amendments to the tax law, which introduced the pro forma standard taxation system for one-fourth of the corporate enterprise tax assessed on income where tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. The new statutory income tax rates were effective for the years beginning after March 31, 2004. As a result of this change in tax laws, with a new combined statutory income tax rate reduced to 40.7%, DoCoMo recalculated deferred tax assets and liabilities for temporary differences scheduled to reverse after March 31, 2004. Furthermore, during the year ended March 31, 2004, a change to the Japanese Enterprise Tax rates was enacted in the local jurisdictions. The combined statutory income tax rate was raised to approximately 40.9% effective April 1, 2004. The effect of the change in the rates on net deferred tax assets was an increase of net income by ¥3,447 million in the year ended March 31, 2004.

For the years ended March 31, 2005 and 2006, the Company and its domestic subsidiaries were subject to a National Corporate Tax of 30%, an Inhabitant Tax of approximately 6% and a deductible Japanese Enterprise Tax of approximately 8%.

The aggregate statutory income tax rate was 42.0%, 40.9% and 40.9% for the years ended March 31, 2004, 2005 and 2006. The effective income tax rate for the years ended March 31, 2004, 2005 and 2006 was 39.0%, 41.0% and 35.9%, respectively.

Reconciliation of the difference of the effective income tax rates of DoCoMo and the statutory tax rates are as follows:

	2004	2005	2006
Statutory income tax rate	42.0%	40.9%	40.9%
Expenses not deductible for tax purposes	0.2	0.2	0.2
Tax credit for special tax treatment applied to IT and research and development investment	(3.0)	(1.9)	(2.6)
Changes in valuation allowance	—	1.8	(0.9)
Others, net	(0.2)	(0.0)	(1.7)

Effective income tax rate	39.0%	41.0%	35.9%

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Deferred tax assets:
Investments in affiliates	¥91,750	¥64,809	$551,660
Liability for employees’ retirement benefits	53,641	54,497	463,883
Property, plant and equipment and intangible assets due to differences in depreciation and amortization	50,343	46,752	397,957
Reserve for point loyalty programs	39,015	45,824	390,058
Deferred revenues regarding Nikagetsu Kurikoshi	24,849	34,639	294,850
Accrued commissions to agent resellers	26,436	23,439	199,515
Accrued enterprise tax	2,571	18,058	153,711
Inventories	2,520	9,562	81,393
Compensated absences	7,845	7,980	67,926
Accrued bonus	6,370	6,497	55,303
Loss carryforwards	74,643	—	—
Tax credit carryforwards	23,526	—	—
Other	12,403	17,266	146,970

Subtotal gross deferred tax assets	415,912	329,323	2,803,226
Less valuation allowance	(23,436)	—	—

Total deferred tax assets	¥392,476	¥329,323	$2,803,226

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	15,176	20,485	174,370
Intangible assets (principally customer related assets)	12,445	8,972	76,370
Property, plant and equipment due to differences in capitalized interest	2,944	2,223	18,922
Foreign currency translation adjustment	16,064	52	443
Enterprise income taxes receivable	8,627	—	—
Other	10,744	12,163	103,533

Total gross deferred tax liabilities	¥66,000	¥43,895	$373,638

Net deferred tax assets	¥326,476	¥285,428	$2,429,588

Net deferred tax assets at March 31, 2005 and 2006 are included in the consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2006	2006
Deferred tax assets (current assets)	¥145,395	¥111,795	$951,609
Deferred tax assets (non-current investments and other assets)	181,081	176,720	1,504,256
Other long-term liabilities	—	(3,087)	(26,277)

Total	¥326,476	¥285,428	$2,429,588

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005, DoCoMo had loss carryforwards for income tax purposes of ¥181,792 million, which were available to offset future taxable income for up to 7 years in tax laws. During the year ended March 31, 2006, through utilization of loss carryfowards, ¥74,643 million ($635,368 thousand) of tax benefits have been realized. As a result, DoCoMo had no loss carryforwards at March 31, 2006. At March 31, 2005, DoCoMo had tax credit carryforwards for the special tax treatment applied to IT and research and development investment of ¥23,436 million, which were allowed to be carried forward for 1 year if there is an excess amount over the limitation. DoCoMo had no tax credit carryforward at March 31, 2006.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. DoCoMo records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized, if necessary. The net change in the total valuation allowance for the years ended March 31, 2005 and 2006 was an increase of ¥23,436 million and a decrease of ¥23,436 million ($199,489 thousand), respectively. The valuation allowance at March 31, 2005 related to tax credit carryfowards for the special treatment applied to IT and research and development investment, which were partially utilized for the year ended March 31, 2006. Management believes that the amount of the deferred tax assets is realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

18. Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2005 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2005	2006	2006
Tools, furniture and fixtures	¥13,226	¥12,433	$105,831
Computer software	1,648	1,118	9,516

	14,874	13,551	115,347
Accumulated depreciation and amortization	(9,327)	(7,698)	(65,526)

	¥5,547	¥5,853	$49,821

Tools, furniture and fixtures are classified as part of property, plant and equipment, while computer software is classified as part of intangible assets.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2006 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥3,511	$29,886
2008	2,833	24,115
2009	1,266	10,776
2010	741	6,307
2011	300	2,554
Thereafter	67	570

Total minimum lease payments	8,718	74,208
Less—Amount representing interest	(542)	(4,613)

Present value of net minimum lease payments	8,176	69,595
Less—Amounts representing estimated executory costs	(994)	(8,461)

Net minimum lease payments	7,182	61,134
Less—Current obligation	(3,182)	(27,086)

Long-term capital lease obligations	¥4,000	$34,048

The above obligations are classified as part of other current and long-term liabilities, as appropriate.

The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 2006 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥1,812	$15,424
2008	1,935	16,471
2009	1,424	12,121
2010	1,424	12,121
2011	1,424	12,121
Thereafter	17,085	145,429

Total minimum future rentals	¥25,104	$213,687

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
Minimum rentals	¥76,879	¥67,078	¥64,323	$547,523

Litigation—

At March 31, 2006, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services, and the acquisition of equity securities. Commitments outstanding at March 31, 2006 amounted to ¥50,668 million ($431,290 thousand) (of which ¥4,375 million ($37,240 thousand) are with related parties) for property, plant and equipment, ¥31,562 million ($268,658 thousand) (of which none are with related parties) for inventories and ¥79,292 million ($674,940 thousand) (of which ¥4,742 million ($40,364 thousand) are with related parties) for the other purchase commitments.

Guarantees—

DoCoMo adopted FIN No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include customers, related parties, foreign wireless telecommunications service providers and other business partners. Although the most of guarantees provided for customers relate to product defects of cellular phone handsets sold by DoCoMo, DoCoMo is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DoCoMo could be required for is not specified in almost all of the contract. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities have been recognized for these obligations as of March 31, 2006.

19. Financial instruments:

Risk management—

The fair values for DoCoMo’s assets and liabilities and DoCoMo’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DoCoMo uses derivative financial instruments such as interest rate swaps, a currency swap and foreign exchange forward contracts, and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes that there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

In March 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its net investment in AT&T Wireless. This financial instrument was effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this financial instrument, which offset translation gains or losses on the investment in AT&T Wireless, were recorded as a foreign currency translation adjustment in accumulated other comprehensive income. During the year ended March 31, 2005, DoCoMo also used foreign exchange forward contracts to hedge a portion of its net investment in AT&T Wireless. The corporate bond contracts and the foreign exchange forward contracts were effective as hedges against fluctuations of currency

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange rates. On October 26, 2004, as a result of the completion of the AT&T Wireless and Cingular merger, DoCoMo sold all its AT&T Wireless shares. As the hedged item no longer existed, these hedging instruments for the net investments in a foreign operation were reclassified into earnings for the year ended March 31, 2005, and DoCoMo recorded gains totaling ¥6,468 million as a part of gain on sale of affiliate shares, which was included in other income (expense), in the consolidated statement of income and comprehensive income for the year ended March 31, 2005.

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As all the essential terms of the currency swap and the hedged item are identical, there is no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as accumulated other comprehensive income. The amount recorded as accumulated other comprehensive income will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in the accompanying consolidated statements of income and comprehensive income. For the year ended March 31, 2005, ¥254 million of loss from currency translation and ¥28 million of interest expense, which were included in “Other, net” of the other income (expense) in the consolidated statement of income and comprehensive income, were reclassified, and ¥213 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of March 31, 2005. For the year ended March 31, 2006, ¥1,262 million ($10,742 thousand) of loss from currency translation and ¥28 million ($238 thousand) of interest expense in the consolidated statement of income and comprehensive income were reclassified, and ¥92 million ($783 thousand) of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of March 31, 2006.

Fair value of financial instruments—

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values.

Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 6, 7 and 9, respectively.

Information relating to contracts of bailment of cash for consumption with NTT Leasing is disclosed in Note 14.

Long-term debt, including current portion—

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at March 31, 2005 and 2006 are as follows:

Millions of yen				Thousands of U.S. dollars
2005		2006		2006
Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
¥948,523	¥956,952	¥792,253	¥799,911	$6,743,727	$6,808,912

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency swap agreement—

The table below shows the contract amounts and fair values of the derivative financial instrument at March 31, 2005 and 2006:

Millions of yen				Thousands of U.S. dollars
2005		2006		2006
Contract amounts	Fair value	Contract amounts	Fair value	Contract Amounts	Fair value
¥10,485	¥79	¥10,485	¥1,134	$89,249	$9,653

The foreign currency swap agreement has a remaining term to maturity of 2 years.

The fair values of a foreign currency swap were obtained from a counterparty financial institution and represent the amounts that DoCoMo could have settled with the counterparty to terminate the swap outstanding at March 31, 2005 and 2006.

Interest rate swap agreements—

The table below shows the contract amounts and fair values of the derivative financial instruments at March 31, 2005 and 2006:

Contract Term (in the year ended/ending March 31,)	Weighted average rate		Millions of yen
			2005
	Receive floating	Pay fixed	Contract Amounts	Fair value
1996-2006	0.5%	3.6%	¥1,000	¥(31)

	Receive fixed	Pay floating	Contract Amounts	Fair value
2004-2012	1.5%	0.1%	¥120,000	¥3,556

Contract Term (in the year ended/ending March 31,)	Weighted average rate		Millions of yen		Thousands of U.S. dollars
			2006		2006
	Receive fixed	Pay floating	Contract Amounts	Fair value	Contract Amounts	Fair Value
2004-2012	1.5%	0.3%	¥235,800	¥(3,417)	$2,007,150	$(29,086)

The interest rate swap agreements have remaining terms to maturity ranging from 5 years to 5 years and 9 months.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represent the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2005 and 2006.

Foreign exchange forward contracts—

DoCoMo had no foreign currency forward contracts at March 31, 2005 and 2006.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of risk—

As of March 31, 2006, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

20. Subsequent event:

There were no significant subsequent events other than those described in other footnotes of this consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED

MARCH 31, 2004, 2005 and 2006

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2004
Allowance for doubtful accounts	¥21,511	¥15,641	¥(14,184)	¥22,968
2005
Allowance for doubtful accounts	¥22,968	¥12,004	¥(16,613)	¥18,359
2006
Allowance for doubtful accounts	¥18,359	¥9,919	¥(13,538)	¥14,740

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2006
Allowance for doubtful accounts	$156,273	$84,431	$(115,236)	$125,468

*	1: Amounts written off.

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2004
Valuation allowances—Deferred tax assets	¥—	¥—	¥—	¥—
2005
Valuation allowances—Deferred tax assets	¥—	¥23,436	¥—	¥23,436
2006
Valuation allowances—Deferred tax assets	¥23,436	¥—	¥(23,436)	¥—

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2006
Valuation allowances—Deferred tax assets	$199,489	$—	$(199,489)	$—

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/s/ MASAO NAKAMURA
Name:	Masao Nakamura
Title:	President and Chief Executive Officer

Date: June 27, 2006

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