Form 20-F
period 2007-03-31
NTT DOCOMO INC
filed 2007-06-25
CIK 1166141

As filed with the Securities and Exchange Commission on June 25, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2007, 43,593,644 shares of common stock were outstanding, comprised of 43,305,808 shares and 28,783,600 ADSs (equivalent to 287,836 shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions and ARPU, or may lead to an increase in our costs and expenses.

2.	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

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

“The year ended March 31, 2007” refers to our fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables include selected historical financial data as at and for the fiscal years ended March 31, 2003 through 2007. The data as at and for the fiscal years ended March 31, 2003 through 2007 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto which are included elsewhere in this annual report.

Selected Financial Data

	As of and for the year ended March 31,
	2003	2004	2005	2006	2007	2007
	(in millions, except per share data)
Income Statement Data
Operating revenues:
Wireless services	¥4,350,861	¥4,487,912	¥4,296,537	¥4,295,856	¥4,314,140	$36,697
Equipment sales (1)	458,227	560,153	548,073	470,016	473,953	4,032

Total (1)	4,809,088	5,048,065	4,844,610	4,765,872	4,788,093	40,729
Operating expenses (1)	3,752,369	3,945,147	4,060,444	3,933,233	4,014,569	34,149

Operating income	1,056,719	1,102,918	784,166	832,639	773,524	6,580
Other income (expense) (2)	(13,751)	(1,795)	504,055	119,664	(581)	(5)

Income before income taxes, equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	1,042,968	1,101,123	1,288,221	952,303	772,943	6,575
Income taxes	454,487	429,116	527,711	341,382	313,679	2,668

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change	588,481	672,007	760,510	610,921	459,264	3,907
Equity in net losses of affiliates (3)(4)	(324,241)	(21,960)	(12,886)	(364)	(1,941)	(17)
Minority interests in earnings of consolidated subsidiaries	(16,033)	(40)	(60)	(76)	(45)	(0)

Income before cumulative effect of accounting change	248,207	650,007	747,564	610,481	457,278	3,890
Cumulative effect of accounting change (1)	(35,716)	—	—	—	—	—
Net income	¥212,491	¥650,007	¥747,564	¥610,481	¥457,278	$3,890

Per Share Data
Basic and diluted earnings per share	¥4,254	¥13,099	¥15,771	¥13,491	¥10,396	$88.43
Dividends declared and paid per share	¥200	¥1,000	¥2,000	¥3,000	¥4,000
Dividends declared and paid per share (5)	$1.51	$8.72	$18.65	$25.54	$34.03

Balance Sheet Data
Working capital	¥586,679	¥493,679	¥1,047,597	¥558,459	¥568,988	$4,840
Total property, plant and equipment, net	2,676,128	2,702,505	2,682,429	2,777,454	2,900,653	24,674
Total assets	6,058,007	6,262,266	6,136,521	6,365,257	6,116,215	52,026
Total debt (6)	1,348,368	1,091,596	948,523	792,405	602,965	5,129
Total liabilities	2,582,018	2,557,510	2,228,468	2,312,120	1,953,748	16,619
Total shareholders’ equity	3,475,514	3,704,695	3,907,932	4,052,017	4,161,303	35,397

Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	779,545	756,002	781,096	773,066	799,830	6,804
Net cash provided by operating activities	1,584,610	1,710,243	1,181,585	1,610,941	980,598	8,341
Net cash used in investing activities	(871,430)	(847,309)	(578,329)	(951,077)	(947,651)	(8,061)
Net cash used in financing activities	(333,277)	(705,856)	(672,039)	(590,621)	(531,481)	(4,521)
Margins (percent of operating revenues):
Operating income margin	22.0%	21.8%	16.2%	17.5%	16.2%	16.2%
Net income margin	4.4%	12.9%	15.4%	12.8%	9.6%	9.6%

(1)	We adopted EITF 01-09 from April 1, 2002. Therefore, equipment sales and operating expenses for the year ended March 31, 2003 were decreased by ¥558,923 million and ¥571,223 million, respectively, as a result of EITF 01-09. The cumulative effect of this accounting change relates to the timing for recognizing commissions payable to agents.
(2)	Includes a gain on sale of AT&T Wireless Services, Inc. shares of ¥501,781 million for the year ended March 31, 2005, and an aggregate gain on sales of Hutchison 3G UK Holdings Limited and KPN-Mobile N.V. shares of ¥101,992 million for the year ended March 31, 2006.
(3)	Includes impairment of investments in affiliates. See Note 7 of Notes to Consolidated Financial Statements.
(4)	Net of deferred taxes of ¥226,450 million, ¥(4,527) million, ¥1,492 million and ¥1,653 million and ¥(850) million in the years ended March 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(5)	The dividends per share were translated into U.S. dollars at the relevant record date.
(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average (1)	Period-end
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.94	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56

Calendar Year 2006
December	119.02	114.98	117.32	119.02

Calendar Year 2007
January	121.81	118.49	120.45	121.02
February	121.77	118.33	120.50	118.33
March	118.15	116.01	117.26	117.56
April	119.84	117.69	118.93	119.44
May	121.79	119.77	120.77	121.76
June (through June 15, 2007)	123.55	121.08	121.98	123.55

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. The noon buying rate for Japanese yen on June15, 2007 was $1.00 = ¥123.55.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry

As competition in the market becomes more fierce due to changes in the business environment caused by the Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions and ARPU, or may lead to an increase in our costs and expenses.

Market changes such as the introduction of Mobile Number Portability (MNP) and the emergence of new service providers are resulting in increasing competition with other service providers in the telecommunications industry. For example, other mobile service providers have introduced new products and services including 3G handsets, music player handsets, music distribution services, and fixed-rate services for voice communications limited to specified recipients, e-mail and the like. There are also providers that now offer or may in the future offer services such as combined billing and aggregated point programs in conjunction with fixed-line communications, which may be more convenient for customers.

At the same time, there may be increased competition resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, fixed-line or mobile IP phones, high-speed fixed-line broadband Internet service and digital broadcasting, wireless LAN, and so on or an integration of the services.

In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile communications providers in Japan such as saturation in the Japanese cellular market, the entry of new competitors in the market, changes to business and market structures, changes in the regulatory environment, an increased rate competition.

Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition among cellular service providers in the areas of rates and services. Furthermore, as a result of intense competition for acquisition of subscriptions, we may need to incur higher than expected costs such as distributor commissions and other expenses. In this fiercely competitive environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions such as the introduction in June 2004 of “Pake-hodai”, which is a flat-rate packet transmission service for FOMA i-mode, the introduction of a new unified rate plan for FOMA services and mova services in November 2005 that users find simple and easy to understand, the introduction in March 2006 of a new rate plan that enables users to apply Pake-hodai to all FOMA services, the introduction in March 2007 of “Pake-hodai Full”, a service the enables subscribers with full-browser handsets to view not only i-mode but also PC websites and video for a flat monthly rate. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscribers. Furthermore, these rate revisions are expected to lead to a certain decline in ARPU, but if the trend of subscribers using “Family Discounts” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect, which may have a material adverse effect on our financial condition and results of operations.

The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

We view the expansion of AV traffic such as video phones using 3G handsets, the development and expansion of new services such as credit services useful in everyday life and business through i-mode FeliCa, and increased revenue through the expansion of data communications as important to our future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth. In particular, we cannot be certain that:

•

We will be able to find the partners and content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of vendors and other establishments to use i-mode FeliCa readers;

•	We will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;

•	The services we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•

Manufacturers and content providers will create and offer products including handsets for our 3G system and handsets and programming for our 3G i-mode services at appropriate prices and on a timely basis;

•	Our current and future data communications services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;

•	Demand in the market for mobile handset functionality will be as we expect and as a result our handset procurement costs will be reduced; and

•

We will be able to commence services with improved data communication speeds enabled by HSDPA (High Speed Downlink Packet Access, a high-speed packet transmission technology utilizing W-CDMA) technology planned.

If the development of our new services or forms of usage is limited, it may have a material effect on our financial condition and results of operations.

The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

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

•	Regulations to prohibit or restrict certain content or transactions or mobile Internet services such as i-mode;

•	Measures which would introduce new costs such as the designation of mobile phone communications as a universal service and other changes to the current universal service fund system;

•	Regulations to increase handset competition such as the abolishment of financial incentives for sales of mobile handsets and SIM (*1) regulations;

•	Fair competition measures relating to MVNO(*2) such as the compulsory lease of networks; and

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Other measures to enhance competition that would restrict our business operations in the telecommunications industry.

It is difficult to predict with certainty if any of the above changes will be proposed to the relevant laws and regulations and, if they are made, the extent to which our business will be affected. However, the implementation of one or more of the changes described above or other changes to laws and regulations could materially affect our financial condition and results of operations.

(*1) SIM: Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.

(*2) MVNO: Mobile Virtual Network Operator, a business that borrows wireless communication licenses from other companies to provide services.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum it can use. We have limited spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods if our subscriptions base dramatically increases or the volume of content such as images and music provided through our i-mode service significantly expands. Also, in relation to our 3G service, packet transmission flat fee service for 3G i-mode, and our flat-rate service that enables subscribers to view full-browser PC websites and video, an increase in the number of subscriptions and traffic volume of our subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline.

Furthermore, with an increasing number of subscriptions and traffic volume, our quality of service may decline if we cannot obtain the necessary allocation of spectrum from the Government for the smooth operation of our business.

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

The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

For our 3G system, we currently use Wideband Code Division Multiple Access, or W-CDMA, technology. W-CDMA technology is one of the global standards for cellular telecommunications technology approved by the International Telecommunications Union (ITU) as part of its efforts to standardize 3G cellular technology through the issuance of guidelines known as IMT-2000. We may be able to offer our services, such as global roaming, on a worldwide basis if enough other mobile operators adopt handsets and network facilities based on W-CDMA standard technology that is compatible with ours. We expect that the companies we have invested in overseas, our overseas strategic partners and many other mobile operators will adopt this technology.

Also, we have technology alliances with overseas operators in relation to i-mode services and we are aggressively promoting the spread and expansion of i-mode services by overseas operators.

However, if a sufficient number of other mobile operators do not adopt W-CDMA technology or there is a delay in the introduction of W-CDMA technology, we may not be able to offer global roaming services as expected and we may not be able to offer our subscribers the convenience of overseas service. Also, if adoption of W-CDMA technology abroad is not conducted sufficiently and the number of i-mode subscribers among our strategic partners and the usage of i-mode service by those subscribers does not increase sufficiently, we may not realize the benefits of economies of scale we currently expect in terms of purchasing network facilities and offering handsets and contents developed for our services at appropriate prices. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to appropriately and promptly adjust their handsets and network equipment if we need to change the handsets or network we currently use due to a change in W-CDMA technology as a result of activities conducted by standard-setting organizations.

If W-CDMA technology and i-mode services do not develop as we expect and we are not able to improve the quality of our overseas services or enjoy the benefits of global economies of scale, this may have an adverse effect on our financial condition and results of operations.

Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

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

However, there can be no assurance that we will be able to maintain or enhance the value or performance of our past or future investments or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. Our investments in new business areas outside of the mobile telecommunication business may be accompanied by challenges beyond our expectations, as we have little experience in such new areas of business.

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

As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

Various functions are mounted on the mobile handsets we provide, and if we cannot appropriately deal with technological problems that may arise with respect to current or future handsets or the malfunction, defect or loss of handsets, our credibility may decline and our corporate image may be damaged, leading to an increase in cancellations of subscription or an increase in expenses for indemnity payments to subscribers and our financial condition or results of operations may be affected. New issues may arise which are different from those related to mobile communications services which we have been providing, especially with i-mode handsets with FeliCa capabilities that can be used for electronic payment and credit transactions. Events that may lead to a decrease in our credibility and corporate image, or an increase in cancellations of subscriptions and indemnity payments for subscribers include the following:

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

Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

We may face an increase in cancellations of existing subscriber contracts and difficulty in acquiring new subscriptions due to decreased credibility of our products and services and damaged corporate image caused by inappropriate use of our products and services by unscrupulous subscribers.

Unsolicited bulk e-mail, for instance, is a problem for our i-mode service. Despite our extensive efforts to address this issue by protecting our subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. Also, recently, a different kind of unsolicited bulk e-mail using “short-mail” and “SMS (short message service)” we provide in addition to i-mode, is becoming an issue. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage our corporate image, leading to a reduction in the number of i-mode subscriptions.

Mobile phones have been used in crimes such as the “it’s me” fraud, whereby callers request an emergency bank remittance pretending to be a relative. To combat these misuses of our services, we have introduced various measures such as more strict identification confirmation at points of purchase and ended new contracts for pre-paid mobile phones as of the end of March 2005 because pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and lead to an increase in cancellation of contracts.

In addition, as our handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet transmission at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet transmission in terms of frequency and volume. Also, inappropriate use of our mobile handsets with built-in cameras has become a social issue such as taking photos of an article from a magazine in a bookstore or taking pictures at art galleries and museums where photography is prohibited. Furthermore, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. These issues may similarly damage our corporate image.

To date, we believe that we have properly addressed the social issues involving mobile phones. However, it is uncertain whether we will be able to continue addressing those issues appropriately in the future as well and if we fail to do so, we may experience an increase in cancellation of existing subscriber contracts or fail to acquire new subscribers as expected, and this may affect our financial condition and results of operations.

Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

In April 2005, the Law concerning the Protection of Personal Information (the “Personal Information Protection Law”) came into force and protection of personal information became an important issue at companies that handle personal information. We possess information on numerous subscribers in the telecommunications, credit, and other businesses, and to appropriately and promptly address the Personal Information Protection Law, we have set up an “information security department” to put in place comprehensive security management across the company such as thorough management of subscriber information, employee education, supervision of subcontractors and by strengthening technological security.

However, in the event an information leak occurs despite these security measures, our credibility may be significantly damaged and we may experience an increase in cancellation of subscriber contracts, an increase in indemnity costs and slower increase in additional subscriptions, and our financial condition and results of operations may be adversely affected.

Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

For the Group to carry out its business, it is necessary to obtain licenses and other rights to use the intellectual property rights of third parties. Currently, the group is obtaining licenses from the holders of the rights concerned by concluding license agreements. We will obtain the licenses from the holders of the rights concerned if others have the rights to those intellectual property rights which are necessary for us to operate our business in the future. However, if we cannot come to agreement with the holders of the rights concerned or mutual agreement concerning the granted rights cannot be maintained afterwards, there is a possibility that we will not be able to provide specific technologies, products or services of the group. Also, if the group receives claims of violation of intellectual property rights from others, we may be forced to expend considerable time and cost in reaching a resolution, and if such claims are recognized, we may be liable to pay damages for infringement of the rights concerned, which may adversely affect our financial condition and results of operations.

Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

We have built a nationwide network including base stations, antennas, switching centers and transmission lines and provide mobile communication service using this network. In order to operate our network systems in a safe and stable manner, we have various measures in place such as redundant systems. However, despite these measures, our system could fail for various reasons including hardware problems, network damage caused by earthquakes, power shortages, typhoons, floods, terrorism and similar phenomena and events. These system failures can require an extended time for repair and as a result, may lead to decreased revenues and increased repair costs, and our financial condition and results of operations may be adversely affected.

There have been instances in which millions of computers worldwide were infected by viruses through the Internet. Similar incidents could occur on our mobile communications network. If such a virus entered our network or handsets through such means as hacking, unauthorized access, or otherwise, our system could fail and our mobile phones become unusable. In such an instance, the credibility of our network and customer satisfaction could decrease significantly. Although we have enhanced our security systems to block unauthorized access and remote downloading in order to provide for unexpected events, such precautions may not make our system fully prepared for every event. In addition, our network could be affected by software bugs, incorrect equipment settings and human errors which are not the result of malfeasance, but also cause system failures or breakdowns.

In the event we are unable to properly respond to any such events, our credibility or corporate image may be reduced, and we may experience a decrease in revenues as well as significant repair costs, which may affect our financial condition and results of operations.

Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others such as by causing cancer and vision loss and interfering with various electronic medical devices including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunications devices to the health of users could adversely affect us through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber or litigation, and may also potentially adversely affect our corporate image, financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunications, but there can be no assurance that further research and studies will not demonstrate a relation between electric wave emissions and health problems.

Furthermore, although the electric wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan, including guidelines regarding the specific absorption rate of electric waves, and the International Commission on Non-Ionizing Radiation Protection, the guidelines of which are regarded as an international safety standard, the Electromagnetic Compatibility Conference of Japan has confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones. There is a possibility that modifications to regulations, new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2007, NTT owned 63.4% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT”, currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2007, NTT owned 63.4% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. In addition, various governmental bodies have recommended that NTT be required to decrease its ownership percentage in the company. NTT’s position announced in its release in October 2001 was that decisions on NTT’s investment ratio of the company would continue to be considered from the standpoint of maximizing its shareholders’ profits, taking into account operational necessities and stock market trends. Additionally, our Board of Directors is authorized to issue 142,250,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our Articles of Incorporation, our Board of Directors’ regulations and the Corporate Law of Japan (“Corporation Law” or “Kaishaho”) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

Item 4. Information on the Company

A. History and Development of the Company

We are a joint stock corporation incorporated and registered under the laws of Japan in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000. Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent company is Nippon Telegraph and Telephone Corporation, or NTT, the holding company of NTT group. NTT group constitutes one of the world’s leading telephone operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunications operations in July 1992. In July 1993, in accordance with the agreement between NTT and MPT, we transferred wireless telecommunications operations (other than those in the Kanto-Koshinetsu region which remained with us) to our eight regional subsidiaries.

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2007. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. The percentages in parenthesis represent our group’s holdings in these subsidiaries and affiliates.

(1)	These service subsidiaries provide operational services, such as engineering and support services, to NTT DoCoMo, Inc.
(2)	These DoCoMo regional subsidiaries provide wireless telecommunications services in respective geographical regions in Japan, other than the region in which NTT DoCoMo, Inc. itself provides such services.
(3)	These indirect service subsidiaries provide operational services, such as engineering and other services, to the respective DoCoMo regional subsidiaries which wholly own them.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures or any significant divestitures currently being made.

B. Business Overview

Overview

We are Japan’s leading wireless telecommunications services provider. We offer a range of high-quality, high-mobility telecommunications services such as third generation (3G) and second generation (2G) cellular services, Personal Handyphone System (PHS) services, and other specialized wireless telecommunications services, including satellite telephone services. Our core business is cellular phone services, and the total number of 2G and 3G subscriptions was approximately 52.62 million and an estimated domestic market share was 54.4% as of March 31, 2007. We are one of the largest cellular phone service operators in the world as measured by total number of cellular subscriptions.

For the year ended March 31, 2007, we had operating revenues of ¥4,788,093 million and operating income of ¥773,524 million, representing an operating margin of 16.2%. Our net income was ¥457,278 million, which was equivalent to net income per share of ¥10,396.21. Our management currently believes that we have sufficient financial flexibility and strength to pursue our strategic plans.

Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode Internet service and our 3G services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2007, 47.57 million cellular subscriptions had signed up for i-mode services, a 2.6% increase from the 46.36 million subscriptions as of March 31, 2006. i-mode is an optional service available to cellular voice subscribers offered on our nationwide 2G and 3G networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more, significantly increasing data revenue, expanding our market share, increasing the number of subscriptions, creating new sources of income and strengthening our brand image.

We have also introduced other services to promote and capture the increasing demand for mobile multimedia services. These include services that allow Internet access through the combination of a cellular phone and a laptop computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location-based pinpointing services through the global positioning system, or GPS, and cellular network. We are also promoting wireless data communication and have released products such as PDAs and card type wireless Internet access devices which are used for laptop PCs and PDAs. In addition to expanding the market for person-to-person communications such as i-mode, we are creating a market for ubiquitous machine-to-machine communications such as remote monitoring of vending machines. We are promoting the use of videophones as a communication tool and other applications and services which integrate cellular services into users’ daily lives through the use of external interfaces such as IrDA, QR code and contactless ICs. IrDA is a short-range data communications standard that uses infrared rays and QR Code is a two-dimensional code for expressing vertical and horizontal alphanumeric characters, Japanese characters, images, etc. We promote our Osaifu-Keitai service on a commercial basis using contactless ICs, to create new usage opportunities by linking our handsets with other business platforms such as electronic money, membership certificates and point programs, etc. We also introduced a new brand for mobile credit payment services and issued a new conventional credit card that can be used in conjunction with this mobile credit payment service.

We offer our cellular phone services on our nationwide 2G and 3G networks. Our 2G and 3G networks cover essentially all of the population of Japan (we calculate population coverage ratios by dividing the population within our “coverage area”—determined by whether the local government offices of cities, towns and villages, such as the city hall, are within the service area of the network—by the total population in Japan). We are concentrating on meeting customer needs by improving quality in service areas and building additional facilities in conjunction with higher communications demand.

Our 2G network is based on the Personal Digital Cellular, or PDC, telecommunications system. PDC is a Time Division Multiple Access, or TDMA, based system that supports both voice and data communications and a full range of supplementary services including, among others, call waiting, voice mail, three-party calling and call forwarding. Voice transmissions on our 2G network are offered at 11.2 Kbps. We provide circuit switching data transmission at 9.6 Kbps. We also use a version of PDC that we refer to as PDC-P for our packet-switched network. PDC-P allows data transmission at up to 28.8 Kbps for our “DoPa” packet transmission and i-mode services.

We also offer voice and data transmission services on our PHS network. The number of PHS subscriptions decreased from 0.77 million in March 2006 to 0.45 million as of March 31, 2007. As of April 30, 2005, we had stopped accepting new applications for PHS service, and we were preparing to terminate service during the third quarter of the year ending March 31, 2008, but we decided to terminate service on January 7, 2008. We continue to encourage PHS customers to migrate to FOMA.

We further upgraded our 2G network and systems, such as the 2G PDC, PDC-P and PHS networks, and in order to more fully exploit the potential demand for mobile multimedia, we introduced a 3G network and system on a fully commercial basis in October 2001. We believe that the introduction of 3G services marked the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other data can be downloaded to mobile phone handsets and other communication devices. We developed and established our 3G system based on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with 3G standardization efforts of the International Telecommunications Union, or ITU. For a discussion of the 3G standardization efforts and the status of 3G development and deployment, please see “3G Network- 3G Standardization Efforts” in this Item 4.B.

Our 3G system provides high quality voice transmission services, circuit switched data services (at 64 Kbps) and high-speed packet transmission services (at up to 384 Kbps), and serves as a platform for FOMA i-mode services. FOMA High Speed, which uses the same system, provides high-speed packet transmission services at speeds of up to 3.6 Mbps. As of March 31, 2007, the number of FOMA subscriptions was 35.53 million, approximately 1.51 times the 23.46 million subscriptions we had as of March 31, 2006, and approximately 3.09 times the number of subscriptions we had as of March 31, 2005. Our FOMA population coverage ratio as of March 29, 2007, was 100% of Japan.

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

Through these revenue generation activities as well as cost reduction activities, such as joint procurement of handsets and other equipment, we seek to strengthen our competitiveness and improve our earnings in an increasingly global telecommunications market.

To achieve our international strategic objectives, we have made investments in telecommunication operators overseas, including Far EasTone Telecommunications Co., Ltd., or Far EasTone, Hutchison Telephone Company Limited, or HTCL, KT Freetel Company Limited, or KTF, Philippine Long Distance Telephone Company, or PLDT, and Guam Cellular & Paging. We have established alliances through which we have licensed the technology for our popular i-mode data communications and wireless Internet access service to many other mobile telecommunications providers in the Asia-Pacific and Europe. We also formed an alliance called the “Conexus Mobile Alliance” with a total of seven companies—Far EasTone, Hutchison Essar Limited, or Hutchison Essar, Hutchison Telecommunications (Hong Kong) Limited, KTF, PT Indosat Tbk, StarHub Ltd., and Smart Communications, Inc.—to enhance each member’s competitiveness in international roaming and corporate mobile services within its own country and region and across the Asia-Pacific region. Through our investments in and alliances with other mobile telecommunications providers, we have established footholds for our technology and services in many parts of the world. For additional information regarding our international investments and alliances, see “- Global Businesses—International Investments and Licensing Agreements”.

We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D division, which includes a department that operates as a comprehensive research center, carries out research in a variety of fields, such as network, wireless and multimedia research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe that the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for mobile communications. Currently at the R&D Center, we are striving to further expand mobile communication services and are engaging in the development of HSDPA, HSUPA and Super 3G, as well as in fundamental research for 4G.

We benefit from the strong positive perception in Japan of the DoCoMo brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution, after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2007, included approximately 1,700 DoCoMo Shops (which exclusively offer our products and services), approximately 400 primary agents and approximately 11,000 general agents.

Corporate Social Responsibilities (CSR)

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. Cellular phones have evolved from previously voice-centric communication devices into multifunctional tools serving more diverse needs in society. Against this backdrop, we aim to contribute to society by carrying out our business activities with sincerity and living in harmony. To fulfill our Corporate Social Responsibility (CSR) as a cellular phone operator, our corporate group is engaged in a wide range of activities, believing that it is our mission to tackle cellular phone-related social issues, respond to earthquakes and other natural disasters, take actions against global environmental concerns that are becoming increasingly serious, and allow each and every user including the elderly and the handicapped to share in the convenience of cellular phones. Among these activities, those that are directly related to the products and services offered by DoCoMo group have been promoted in a comprehensive and unified approach under the

“DoCoMo Anshin Mission” aimed at providing peace of mind to our customers. The concrete actions undertaken during the fiscal year ended March 31, 2007, include the following:

-	For a safer, healthier and more secure society

•

Held approximately 1,400 sessions of “DoCoMo Keitai Safety School” seminars nationwide during the fiscal year ended March 31, 2007, to provide children with tips on safe and proper phone usage manners, and promoted services that limit access to dubious dating sites or other potentially harmful information web sites.

•

Reinforced our security-related services and features (e.g., “Data Security Service” that saves customers’ phonebook information on our network, “Omakase-Lock” service that can remotely lock IC card functions and block access to personal data with just one phone call, and “Keitai Osagashi” service, which searches the approximate location of the handset via PCs in the event the handset is misplaced), to allow users to use cellular phones with a greater sense of security.

•	Jointly conducted research with other cellular phone operators on the possible impact of radio waves emitted from cellular phone systems on the human body.

-	Universal design products and services

•	Released “FOMA D800iDS”, a model equipped with two screens, “FOMA Raku Raku Phone III” designed with a focus on ease of use, and a bone conduction receiver microphone, dubbed “Sound Leaf”.

-	Global environmental conservation initiatives

•

Introduced auxiliary cooling systems and high-efficiency rectification equipment, and operated co-generation systems (CGS) which reduce energy consumption through effective utilization of the heat generated from power generators, as part of our efforts to facilitate energy savings at our communication facilities.

•	Collected used cellular handsets (approximately 62 million units on a cumulative basis) and carried out “DoCoMo Wood” forestation program (at 32 locations on a cumulative basis).

-	Social contribution activities

•	To assist the education of children, constructed a total of 9 schools in Thailand, and carried out programs aimed at fostering young talent by sponsoring various sports clinics.

Actions for Disaster Damage Prevention

Cellular phones serve as an important communications infrastructure indispensable to people’s everyday life, and are expected to fulfill a significant role in the event of earthquakes, storm and flood damages or other natural disasters, providing means for communications for rescue activities and/or national and local government institutions. Believing that taking appropriate measures for disaster damage prevention is an important part of our Corporate Social Responsibilities (CSR) as a cellular phone operator, we set forth “three principles for disaster damage prevention”, and have worked to construct a communications network highly resistant against natural disasters, and to secure and enhance the safety and reliability of our networks.

Three principles for disaster damage prevention

•	Enhancement of System Reliability

•

To ensure that our mobile communications systems function properly in the event of a disaster, we have reinforced our facilities and equipment by applying earthquake resistant reinforcement to our buildings/antenna towers, anchoring our machines/equipment and strengthening their earthquake resistance, accommodating cables in shielded tunnels, and laying our communication cables underground. We have also endeavored to enhance the reliability of our networks by providing backups to our facilities and circuits through the use of multiple/dual routes or loop structure in our relay transmission lines (long-distance transmission lines), using redundant configurations in our communication facilities or installing them in dispersed locations, and increasing the use of communications satellites.

•	Securing important communications

As a designated public institution that is required to cooperate with national/local government institutions in their disaster damage prevention efforts, we have established a priority telephone system allowing institutions engaged in disaster damage prevention activities to use our circuits with higher priority in the event of a disaster. We have also strived to ensure that important communications are protected by ensuring efficient network control and lending cellular phones and/or other devices to municipal governments and/or other institutions in the event of a disaster.

•	Early recovery of communications services

With the goal of recovering mobile communications services at the earliest possible time following a disaster, we have employed various measures, including the preparation of hardware such as the deployment of mobile base station equipment, and mobile power supply vehicles and the securing of restoration materials, as well as the preparation of software such as the creation of operation manuals for disaster situations, organizing “Disaster Management Headquarters” and conducting drills for disaster damage prevention.

Organizational Structure for Disaster Damage Prevention

When a state of emergency is declared, we will establish “Disaster Management Headquarters” at our head office or branches, depending on the scale of the disaster or damages. The “Disaster Management Headquarters” will collect information through collaboration with other companies in the DoCoMo Group or NTT Group that have not been affected by the disaster, to develop and coordinate the restoration work, relief plans, etc. Each team in the “Disaster Management Headquarters” will lead and supervise the restoration/relief efforts. Depending on the magnitude of the disaster, we will cooperate with the Cabinet Office, Ministry of Internal Affairs and Communications, and/or emergency management organization(s) of the national government, to assist the restoration efforts and other actions undertaken by the Government. We will also supply information to our subscribers by providing the media with concrete explanations on the damages and/or restoration status.

To introduce some of the various actions we have undertaken to respond to disasters during the fiscal year ended Mar. 31, 2007, we made functional enhancements to our “i-mode Disaster Message Board Service”, added a new item—”Disaster/Crime Prevention and Medical Service”—to our “i-mode” menu list, and started the operation of a separate control system for voice calls and packet communications on our FOMA network in order to secure means for communications in the event of a disaster. We have also decided to introduce an “emergency location information notification” function, which informs emergency organizations of the location of the caller when an emergency call is made from a cellular phone.

Our Services

We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. In addition to the cellular voice services we have traditionally offered, we are increasingly focusing on mobile multimedia services, such as i-mode, and our 3G services called “FOMA”, which stands for Freedom of Mobile Multimedia Access. We are continuing to develop a lifestyle infrastructure for cellular phones and are enhancing services such as GPS and credit cards.

Cellular Services

Our core business is our cellular services. For the year ended March 31, 2007, our cellular services, including associated equipment sales accounted for approximately 98.5% of our consolidated operating revenues.

We offer mova service, on our 2G network, compatible with voice and data communication. We also offer FOMA service, on our 3G network, with voice and high-speed data communication which is compatible with various services such as Videophone and, video content downloading.

In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, call forwarding, and call waiting. In September 2003, we introduced the “Melody Call” service which allows users to set music as their ring tone and to play music for incoming callers. In December 2004, we introduced the “Option Pack Discount” under which, by signing up for voice mail, call waiting, Melody Call, and call forwarding at the same time, a user will see the basic monthly usage charges lowered from ¥600 to ¥400. In addition, in May 2007, we began offering a new service called “2 in 1”. “2 in 1” is a service that enables one cellular phone to function as two separate cellular phones. It can accommodate two cellular subscriptions with separate telephone numbers and e-mail addresses, and it allows subscribers to easily switch between the two telephone numbers and e-mail addresses by using a “mode” function (A mode, B mode, dual mode). Because of this, we are forecasting an increase in demand and profit.

Cellular (mova) Services

We offer cellular voice services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily the Tokyo, Osaka and Nagoya areas and certain neighboring areas. The nationwide 800 MHz network and the 1.5 GHz network are our 2G network. We will terminate our cellular phone services using the 1.5 GHz radio band (City Phone services) on June 30, 2008 (we ceased accepting new applications on September 30, 2004). We also ceased accepting new applications for our prepaid cellular phone services (Pre-Call services) on March 31, 2005.

Cellular (FOMA) Services

FOMA services are our third generation, or 3G, wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our customers. In June 2006, the percentage of FOMA subscriptions among all cellular subscriptions surpassed 50%. By the end of the year ended March 31, 2007, we had achieved significant growth in FOMA, with subscriptions reaching approximately 35.53 million. Over the coming years, we expect further shifts in our subscriptions base from mova services to FOMA services.

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

Since we launched our FOMA services in October 2001, we have continuously strived to provide a diverse array of services and contents that make full use of high-speed and wide-band communications capabilities, develop a broad lineup of handsets, provide rate and discount plans that customers find easy to use, expand coverage areas and enhance communications quality.

In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at a speed up to 384 Kbps. In May 2003, we launched commercial service of “V-Live” which enables FOMA users to access streaming video live and archived video, with contents including music, sports, news, animation, and tourist information. In November 2005, we launched our “Push Talk” service, which allows real time group conversations for up to five speakers, simultaneously.

In June 2003, we launched an international roaming service for FOMA called “WORLD WING”, which allows FOMA subscribers traveling abroad to make and receive calls from their regular FOMA phone numbers by inserting the FOMA UIM chip that comes with their FOMA handset into a GSM handset. In December 2004, we introduced a 3G and GSM capable handset, and this made it possible for WORLD WING subscribers to make and receive calls from their regular FOMA phone number in 151 countries and regions as of March 31, 2007. In December 2004, we also launched international packet roaming service, too. This handset also enabled WORLD WING subscribers to access i-mode packet transmission in 97 countries and regions as of March, 31 2007.

In February 2005, we launched international SMS for FOMA subscribers, and in July 2005 we introduced international MMS (multimedia messaging service). FOMA users are able to make international videophone calls via our 3G network to 3G subscribers in 34 countries and regions including the UK, Hong Kong, Singapore, and Australia as of March 31, 2007.

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

The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a color-browser and the ability to transmit and receive data packets at up to 28.8 Kbps using our 2G network, at up to 384 Kbps using our 3G network, or at up to 3.6MB using our HSDPA network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML, which is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most are equipped with built-in cameras. Most new customers subscribe to receive i-mode services together with cellular phone services.

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

The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and other voluntary web sites. On February 22, 1999, when i-mode services were introduced, i-mode users had access to 67 content providers. Since then, the number of content providers has increased. As of March 31, 2007, there were 2,749 content providers and 8,735 i-mode portal menu sites.

i-mode Services

Typical services that may be accessed through an i-mode handset include:

•	e-mail;

•	games and other entertainment;

•	music distribution/video clips/e-books;

•	social network services

•	online shopping (CDs, books, tickets, others)/auctions;

•	news, weather and sports information;

•	mobile banking;

•	other financial services, such as DCMX, iD and other credit card services and information and online stock quotes and trading;

•	maps and travel information;

•	community guides, living information, safety and healthcare information; and

•	telephone directories.

In July 2001, we began offering an area-specific information service called “i-area”, which provides weather, dining, traffic and other types of information directed to our i-mode users. “i-area” is a service that automatically selects and displays i-mode content relating to the current whereabouts of an i-mode user. Users do not select service areas since the base stations automatically recognize their general location. Our “open i-area” service allows any content provider to relay i-area information to users.

To broaden the capabilities of i-mode, and in cooperation with Sun Microsystems, Inc., in January 2001 we introduced a new series of i-mode handsets with Java that enables users, through their handsets alone, to run programs and play games, and SSL capabilities that enable users to access advanced intranets and other information. We also introduced i-appli services and content specifically for our Java-based handsets.

In June 2002, we introduced “i-shot” service for our mova services, which allows users to transmit digital still images taken with mobile phones that feature built-in digital cameras. Users can send images through our nationwide circuit switch network, which provides a more economical means of transmitting large amounts of data compared to a packet network. There is no subscription fee for i-shot service. Users pay a per transmission charge, which depends on the size of the data being sent and other conditions.

In August 2006, we launched the Music Channel, a service that distributes music programming to FOMA users with HSDPA compatible handsets late at night and enables users to listen to the programming at any time during the day. In September of 2005, we also launched “i-channel,” a service for FOMA subscribers with i-mode handsets that automatically delivers and displays the latest information such as news, weather, entertainment, sports, horoscopes, and more.

In October 2006, we launched a search-by-keyword function for i-mode menu sites, to provide even greater convenience for i-mode customers. At the same time, we also launched services enabling the search of non-i-mode menu sites using a customer’s preferred search engine.

We plan to continue adding new and attractive i-mode services in the future.

We also consult and invest in i-mode content providers through a subsidiary, DoCoMo.com Inc. Together with Dentsu Inc., Japan’s largest advertising agency, and NTT Advertising, Inc., in June 2000 we established D2 Communications Inc., which serves as an advertising agency for the i-mode platform.

To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since 1997. Among other measures, we have enabled users to block all mail sent to them from particular addresses, blocked e-mails sent to large numbers of invalid e-mail addresses, and enabled users to restrict incoming e-mail to user-designated domains. In March 2002, we began to provide priority connection service for highly reliable data transmissions and in October 2003, we restricted the number of i-mode e-mails that can be transmitted from a single handset in a day to no more than 1,000 transmissions from the same phone per day. In December 2003, we upgraded our services for blocking spam from domains being passed off as belonging to mobile service operators. In September 2004, we launched a new function to address spam e-mails from SMSs, short message services, and upgraded this function in August 2005 to restrict the number of SMS e-mails that can be sent from a single handset to less than 200 per day. We also started offering new ring tones that help prevent receipt of unwanted calls from unknown numbers.

i-mode Services Overseas

As part of overseas operations of i-mode, in the year ended March 31, 2007, Bulgarian company Cosmo Bulgaria Mobile launched i-mode services in September 2006. In the year ending March 31, 2008, COSMOTE Romanian Mobile Telecommunications in Romania and Hong Kong firm Hutchison Telecom Hong Kong started i-mode services in May 2007. As a result, i-mode services are now available in 18 countries and regions, including Japan. As of the end of March 2007, i-mode subscribers totaled more than 7.2 million outside Japan in the following markets: Germany, the Netherlands, Taiwan, Belgium, France, Spain, Italy, Greece, Australia, Israel, Russia, the U.K., Ireland, Singapore, Bulgaria, Romania and Hong Kong. Since May 2005, we have been promoting joint procurement of i-mode handsets from leading handset manufacturers around the world.

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

The total user base of Osaifu-Keitai handsets compatible with i-mode FeliCa topped 10 million subscriptions in December 2005, surpassed 20 million subscriptions in March 2007, and reached approximately 20.80 million as of the end of that month. The number of shops providing this service has increased steadily, reaching approximately 274,000 as of the end of March, 2007. Among the services available with the Osaifu-Keitai, we believe that the “Mobile Suica” service, which incorporates the “Suica” electronic commuter pass service which East Japan Railway Corporation launched in January 2006 into our Osaifu-Keitai phones, is a service that, as an integral part of our customers’ lifestyles, will promote customer use of the Osaifu-Keitai services. In addition, we have expanded the number of outlets where Osaifu-Keitai service is provided by shouldering the initial costs required for the installation of Osaifu-Keitai reader/writer machines at merchants, and thereby created a mechanism which allows us to recoup the investments by collecting commission fees based on the number of transactions.

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

On March 6, 2006, we announced an alliance with the credit card companies Credit Saison Co., Ltd., and UC Card Co., Ltd., and with Mizuho Bank, Ltd., whose client base is centered on individual retail customers. Following the announcement of this alliance, in March 2006 we acquired Mizuho’s stake in UC Card, which was approximately 18% of UC Card’s outstanding shares. UC Card began handling transactions with iD member merchants in October 2006, and in November 2006 Mizuho Bank launched services that enable iD services to be used with credit cards it issues. Starting in November 2007, Aeon Credit Service began issuing iD and in February 2007, cash registers in Aeon stores in the Kanto region and Niigata began handling iD transactions. In addition, in March 2007, LAWSON, Inc. began accepting iD transactions at all its stores and also began issuing the Lawson Pass for iD. Going forward, we intend to continue providing iD to credit card issuers as an open model.

Our aim for iD is to expand the range of situations in which the Osaifu-Keitai is used, and our goal is for mobile handsets to become “Seikatsu Keitai”, that is, even more fully integrated into the daily lives of our subscribers. In April 2006, we introduced “DCMX”, a service using iD and for which we are the credit issuer. “DCMX” is a credit service that can be used for small purchases, and we have prepared a service menu that includes “DCMX mini” and “DCMX”, and thus offer credit card services tailored to our customers’ lifestyles. The number of DCMX subscribers surpassed 1 million in November 2006 and reached 2.09 million at the end of March 2007.

By developing these credit card businesses, we aim to expand demand for credit services in Japan, and, as we do so, to capture a portion of this market, leading to growth in our corporate value.

Cellular Subscribers

The number of our subscriptions including mova and FOMA services has grown by approximately 1.48 million in the most recent fiscal year to approximately 52.62 million as of March 31, 2007, which represents a market share of 54.4%, a 1.3% decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.

As a result of favorable sales of FOMA handsets such as the 903i series handsets, available since October 2006, and the 703i series handsets, available since January 2007, FOMA subscriptions as of March 31, 2007 totaled 35.53 million, a dramatic increase from the approximately 23.46 million as of March 31, 2006. Monthly minutes of use (MOU) per FOMA subscriber for the year ended March 31, 2007, totaled 175 minutes.

Subscription growth for i-mode services in the four years ended March 31, 2007 was approximately 6.5 million. The DoCoMo cellular subscriber numbers, including i-mode subscription numbers, for the years ended March 31, 2004, 2005, 2006 and 2007 are as follows:

	Year ended March 31,
	2004	2005	2006	2007
	(in thousands)
DoCoMo cellular subscriptions	46,328	48,825	51,144	52,621
mova subscriptions	43,283	37,324	27,680	17,092
FOMA subscriptions	3,045	11,501	23,463	35,529
i-mode subscriptions	41,077	44,021	46,360	47,574
i-mode subscriptions (mova)	38,080	32,667	23,446	13,522
i-mode subscriptions (FOMA)	2,997	11,353	22,914	34,052
DoCoMo estimated market share of total subscriptions	56.6%	56.1%	55.7%	54.4%
DoCoMo subscription growth rate	4.9%	5.4%	4.7%	2.9%
DoCoMo average monthly churn rate (1)	1.21%	1.01%	0.77%	0.78%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscribers* from April to March.

*	active cellular subscribers = (No. of subscribers at the end of previous month + No. of subscriber at the end of current month) / 2

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

The number of cellular subscriptions for the year ended March 31, 2007 includes Communications Module Service subscriptions. These subscriptions were included in the number of cellular subscriptions beginning with the results for the six months ended September 30, 2004 in order to be consistent with the definition of subscribers applied by other mobile operators in Japan. Relevant items in the full-year results for the fiscal years ended March 31, 2004 have been modified by adding Communications Module Service Subscribers to the previously announced numbers.

Revenues and Tariffs for Cellular Services

Our cellular revenues are generated primarily from basic monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval.

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

One of our basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e. free minutes) per month for fixed rates. Prepaid amounts can be credited against telephone calls, packet transmissions, Push Talk (FOMA), video phone (FOMA), SMS (FOMA), short mail (mova), and international communications. Prepaid amounts are first allocated to voice minutes. To the extent that voice minutes do not exhaust the prepaid amount, it is then credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amount will not change even after the discounts are applied to monthly charges. We also provide “Charge Notice Service” which sends a notice via i-mode mail, mopera mail or Internet mail (choose up to two) when the total amount of charges of the month has exceeded the amount subscribers have set in advance (¥10,000 or over, in ¥5,000 increments).

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

Our “Fami Wari”, a family discount plan, offers discount rates for fixed monthly charges and communication charges between family members of 25% and 30%, respectively.

Effective February 2005, the benefits of our “Nikagetsu Kurikoshi” and “Fami Wari” services were combined, giving family members access to one another’s unused portions of monthly data and voice allowances. This applies to all mova and FOMA subscribers.

On November 1, 2005, we revised the billing plans for FOMA and mova voice services, making them easier for subscribers to understand. Under these new plans, the charges for FOMA and mova services were made uniform, “call charge classifications” were eliminated, and the unit for call charges was set at a uniform 30 seconds. Previous billing plans were complicated, as charges were different for FOMA and mova services and “call charge classifications” were used, under which charges were different depending on the time of the call, the type of phone the other party was using, and the distance between caller and receiver.

In addition, when a customer uses the new “Ichinen Discount” billing plan, beginning with the second year, the discount rate on basic monthly usage fees increases according to the number of years of the subscription, gradually increasing to a 25% discount after the 10th year.

On December 1, 2005, we introduced the “Fami-Wari Wide”, a family discount plan, targeting children at junior high school age or younger, seniors aged 60 or older and “Hearty” discount subscribers, which combine with the Family Discounts to provide even greater savings. On March 1, 2006, we introduced “Fami-Wari Wide Limit”, under which subscribers can set a limit for amount of out-going use.

We believe that our variety of easy-to-understand plans, prices and discounts has helped us remain competitive in retaining existing subscribers and attracting new subscribers.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data are transmitted. The use of i-mode incurs a fee of ¥200 per month in addition to the standard monthly charges for FOMA, mova, and voice services. The basic charge for one packet (128 bytes) of i-mode packet transmission varies according to the packet billing plan selected by the user, but is priced between ¥0.015 and ¥0.2 per packet. The basic charge for mova users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥4. Also, for new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons.

In addition to transmission charges, there are also information charges payable to content providers when subscribers use certain i-mode sites. For example, access to the Nikkei Money & Sports service and CNN, which provides world news, each costs ¥300 per month. We bill subscribers for content provider fees together with communication charges, and receive from the providers a commission of the information charges for our billing and collection services.

In June 2004, we introduced a new flat rate i-mode packet transmission service called “pake-hodai”, which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥3,900, for users of our FOMA i-mode service. At the start of this service, only subscribers of some high-call plans were eligible to subscribe to the plan, however we began offering “pake-hodai” with all new FOMA (voice) billing plans on March 1, 2006.

By introducing this plan, we added value for our users and expanded use of miscellaneous i-mode contents by freeing customers from concerns about their monthly bill. The number of “pake-hodai” subscription as of March 31, 2007 totaled approximately 9.54 million. Also, the charges for packet transmissions other than i-mode communications in Japan (such as browsing the web via devices connected to a 3G handset) on the “pake-hodai” plan have been set at ¥0.02/packet.

Starting in March 2007, we launched a new flat rate i-mode packet transmission service called “pake-hodai full,” which provides FOMA i-mode subscribers with, in addition to i-mode services, full-browser viewing of PC websites and videos for a flat monthly fee. In May 2007, subscribers to flat-rate i-mode packet transmission services (“pake-hodai” and “pake-hodai full”) exceeded 10 million. In April 2007, we also launched “Biz-hodai,” a flat rate non-i-mode domestic packet communications service for the M1000. The service will also be available for hTc Z soon.

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

MOU (FOMA+mova) decreased to 144 minutes per month for the year ended March 31, 2007 from 149 minutes in the prior fiscal year. ARPU (FOMA+mova) decreased to ¥6,700 in the year ended March 31, 2007 from ¥6,910 in the prior fiscal year.

Aggregate ARPU (FOMA + mova) continues to decline moderately because of rate reductions and shifts in usage. Among the causal factors are an increase in low usage volume customers and an increase in customers using i-mode services rather than voice services. During the period from the beginning of the fiscal year ended March 2006 to the end of the fiscal year ended March 2007, voice ARPU declined while data ARPU increased slightly. The reasons for the decline in voice ARPU include rate reductions (reduced voice usage as a result of making the i-mode flat rate available for all FOMA billing plans and shifts towards new rate plans) and changes in customer usage patterns (declining MOU and optimization of rate plans). Use of data services such as i-mode, however, is increasing, and the data ARPU is increasing steadily.

The following tables set forth selected information concerning MOU and ARPU data for our wireless services in three categories, (FOMA + mova), (FOMA) and (mova):(1)

MOU and APRU (FOMA + mova)

	Year ended March 31
	2005	2006	2007
MOU (FOMA+mova)	151	149	144

Aggregate ARPU (FOMA+mova)	¥7,200	¥6,910	¥6,700
Voice ARPU (FOMA+mova)	5,330	5,030	4,690
Packet ARPU (FOMA+mova)	1,870	1,880	2,010
i-mode ARPU (FOMA+mova)	1,870	1,870	1,990

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

*subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

MOU and ARPU (FOMA)

	Year ended March 31
	2005	2006	2007
MOU (FOMA)	229	202	175

Aggregate ARPU (FOMA)	¥9,650	¥8,700	¥7,860
Voice ARPU (FOMA)	6,380	5,680	5,070
Packet ARPU (FOMA)	3,270	3,020	2,790
i-mode ARPU (FOMA)	3,220	2,980	2,750

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

* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

MOU and ARPU (mova)

	Year ended March 31
	2005	2006	2007
MOU (mova)	138	122	104

Aggregate ARPU (mova)	¥6,800	¥5,970	¥5,180
Voice ARPU (mova)	5,160	4,680	4,190
i-mode ARPU (mova)	1,640	1,290	990

Aggregate ARPU (mova) : Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova)(2) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results : Sum of the number of subscribers* for each month from April to March

* subscribers = (number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2

(1)	Communications module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.
(2)	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*	International service-related revenues are included in the ARPU data calculation from the results for the fiscal year ended March 31, 2006, due to their growing contribution to the total cellular revenues.

[Notes associated with the above-mentioned change]

-	International service-related ARPU included in the ARPU results for the fiscal years ended March 31, 2006 and 2007 is as follows:

	Year ended March 31
	2006	2007
Aggregate ARPU(FOMA+mova)	¥40	¥50
Aggregate ARPU(FOMA)	70	80
Aggregate ARPU(mova)	30	20

-	ARPU data for the terms prior to the fiscal year ended March 31, 2006, do not include international service-related revenues. ARPU generated from international services, based on revenues in international services for the fiscal year ended March 31, 2005, is as follows:

Year ended March 31
2005
Aggregate ARPU(FOMA+mova)	¥20

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

We took over the PHS business from the NTT Personal Group in December 1998. Since that time, we had implemented a variety of strategies to improve the performance of our PHS business. However, in response to anticipated steady declines in the number of PHS subscriptions, we stopped accepting new applications for PHS services as of April 30, 2005. Since that time, we have been offering existing PHS subscribers inducements to transfer to FOMA, and we have decided to terminate PHS services on January 7, 2008.

PHS Subscribers

At the end of the year ended March 31, 1996, the NTT Personal Group had approximately 0.38 million subscriptions. Initially, with the rapid expansion of service areas and the introduction of inexpensive handsets and billing rates, the number of NTT Personal Group PHS subscriptions reached approximately 2.12 million in September 1997. From September 1997 to March 31, 2000, PHS subscriptions declined to approximately 1.35 million. PHS subscriptions increased to approximately 1.92 million as of March 31, 2002, but fell to approximately 1.69 million as of March 31, 2003, 1.59 million as of March 31, 2004, 1.31 million as of March 31, 2005, 0.77 million as of March 31, 2006 and 0.45 million as of March 31, 2007.

Other Mobile Multimedia Services

We have focused extensively on our initiative to develop the mobile multimedia and data communications markets. As part of these efforts, we have been offering a wide variety of data services such as packet transmission at speeds up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communications at speeds up to 384 Kbps on FOMA and 3.6 Mbps on FOMA High Speed. Our client authentication service ensures a highly secure individual authentication to suit a variety of users of the mobile Internet.

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

We provide Business mopera Access Series services to corporate customers, to enable them to link office information systems outside the workplace. “Business mopera Access Pro” provides extremely high-security access to corporate LANs from remote terminals such as notebook PCs and PDAs via closed networks. This service makes it possible under a contract for a single dedicated line to provide access to office information systems through wireless networks such as FOMA, mova, DoPa, i-mode and Wide Star (satellite packet communication only).

In June 2005, we started “mopera U” service, which enables FOMA customers to access the Internet from public wireless LAN service areas, from overseas (using international roaming connections) and from fixed-line broadband circuits at home. “mopera U” service provides users with diversified access options as well as enhanced security features such as web compression, packet filtering, and transmission domain authentication to prevent spam mails. Furthermore, the FOMA M1000, a PDA type of FOMA terminal introduced in July 2005, enables users to exchange e-mails for PC (POP mail and IMAP mail) when they are away from home or office and provide unique features suited for mobile environments, in order to respond to users’ diversified needs for the Internet and other data communications services and seamless network access.

In August 2006, we introduced the “Business mopera ANSHIN Manager,” which enables cellular phone settings and control to be carried out remotely, thus allowing businesses to use their cellular phones with an added degree of security. Further, we added the “Browser Restriction Function” and “Global Broadcast Function” in January 2007.

In October 2006, we launched the “OFFICEED,” an internal communications service for corporate customers that uses an In-building Mobile Communications System (IMCS) to provide free voice communications among registered FOMA handsets within the IMCS service area. With this service, by installing an IMCS and additional dedicated equipment, customers can use their existing FOMA handsets for free voice communications among registered members within the IMCS service area. The service makes use of an IMCS and existing FOMA handsets to reduce communications expenses.

We also launched the Business mopera IP Centrex service in November 2006. This service for corporate customers enables users to make internal or outbound IP telephony calls via IP Centrex devices on DoCoMo networks without the need of an in-house IP-PBX. The N900iL and N902i FOMA and wireless LAN compatible handsets can be used as an extension phone for internal calls, as an IP phone (with a 050 number) for external calls, and as a FOMA-compatible mobile phone (with a 090 number) when outside the office, allowing users to access a number of different communications services from a single handset. Business customers that introduce this service will not incur expenses for installation, operation, and maintenance of PBX and other equipment and can lower their communications expenses by using low-cost IP telephony voice networks and eliminating fees for internal calls, including calls made between different offices.

We offer public wireless LAN service called “Mzone”, and started “Public Wireless LAN course” as an optional service of “mopera U”. Customers in a service area are able to send and receive data at high speeds using notebook PCs with wi-fi or Smart Phones. There were 4,482 access points in 1,843 locations as of the end of March 2007, and we plan to further expand the coverage in the future according to the needs of our customers. Furthermore, we currently offer roaming service domestically through “BB Mobile Point” and “Airport Net” (Narita Airport), and internationally through arrangements with iPass, TeliaSonera, SingTel and Deutsche Telecom. Through these endeavors, we are aiming to provide enhanced convenience to customers by enabling public wireless LAN service over a broad area both in Japan and overseas.

As use of the mobile Internet spreads rapidly, high-level security in user authentication has become increasingly important. In order to address this, we introduced a client authentication service called “First Pass” in July 2003, enabling FOMA users to reduce the risk of identity theft and safely use the mobile Internet.

Other Business Activities

Investments and Affiliations in Japan

Tower Records

In November 2005, we entered into an agreement with Tower Records Japan Inc. to form a capital alliance with the objective of creating a business tie-up. Tower Records offers “iD” credit payment service using Osaifu-Keitai. We acquired approximately 42% of Tower Records’ common stock through subscription to new shares and other means at a total cost of approximately ¥12.8 billion.

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

Nippon Television

In February 2006, we entered into an agreement with Nippon Television Network Corporation (“NTV”) on a business tie-up for contents development. Pursuant to the agreement, we formed a seven-year limited liability partnership, D.N. dream partners LLP, on April 3, 2006, with each party bringing ¥5 billion in capital. This LLP is investing in and developing contents such as TV programs with a view to making such contents available to mobile phones.

We are also jointly studying new business opportunities, including one-segment terrestrial digital broadcasting and i-mode service as well as content developed by NTV for our conventional services such as V-Live video streaming and i-motion video clip distribution services. We plan to hold NTV entertainment events with special activities for users of “Osaifu-Keitai” phones equipped with IC chips.

In January 2007, we acquired 760,500 shares of NTV, representing 3.0% of total issued shares. We are collaborating with NTV on a number of projects with the goal of creating new markets through collaboration between communications and broadcasting entities and providing attractive services to customers. In addition, sales of handsets compatible with One Seg, a service providing terrestrial digital broadcast and mobile communications services, are strong, and as the market expands, the gap between communications and broadcasting will continue to narrow. Under these circumstances, we will further strengthen the partnership with Nippon Television by this share acquisition.

Multimedia Broadcasting Planning LLC

In November 2006, we reached an agreement with Fuji Television Network, Inc., ITOCHU Corporation, SKY Perfect Communications, Inc., and Nippon Broadcasting System, Inc. to establish a limited liability company named Multimedia Broadcasting Planning LLC (MMBP). The purpose of the new company is to research new multimedia services applying the Integrated Services Digital Broadcasting—Terrestrial (ISDB-T) protocol developed in Japan and to publicize its usefulness and thereby encourage the allocation of bandwidth for mobile multimedia broadcasting employing ISDB-T following the termination of terrestrial analog broadcasting. The five companies, each of which has an established track record and know-how in its areas of expertise, plan to combine their knowledge through MMBP and provide diverse programming through the effective use of this bandwidth to create new multimedia services that can contribute to the enhanced use of information by the public. ISDB-T, recognized around the world as a high-quality protocol, has already been commercialized for use for terrestrial digital broadcasting in Japan and will be adopted in Brazil and other countries.

Sumitomo Mitsui Card

On April 27, 2005, we entered into an agreement with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) and Sumitomo Mitsui Banking Corporation (“SMBC”) to form a strategic business and capital alliance for the launch of a credit-payment service using our Osaifu-Keitai phones equipped with smart-card functions for cashless payments. As part of the tie-up, we acquired 34% of the common stock of Sumitomo Mitsui Card for approximately ¥98.7 billion, including shares newly issued by Sumitomo Mitsui Card. Starting in December 2005, Sumitomo Mitsui Card began issuing the Sumitomo Mitsui Card for iD.

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

LAWSON

In March 2006, we reached an agreement with LAWSON, Inc. to form a business tie-up through capital participation in LAWSON by DoCoMo, with the intention of providing greater convenience to customers. Through the tie-up, DoCoMo and LAWSON will make use of their respective customer bases and expertise in the mobile communications and convenience store businesses to contribute to enriching the lives of customers by providing new added value services. Under the tie-up, LAWSON introduced iD credit card payment services and ToruCa information provisions services at all LAWSON stores.

Pursuant to this capital alliance, in April 2006 we acquired 2,092,000 shares of LAWSON, which corresponds to 2% of total issued shares, for approximately ¥9 billion.

FamilyMart

In May 2007, we reached an agreement with FamilyMart, Co., Ltd. to form a business tie-up and capital participation in FamilyMart by DoCoMo, with the intention of providing greater convenience to customers. Through the tie-up, DoCoMo and FamilyMart will make use of their respective customer bases and expertise in the mobile communications and convenience store businesses to contribute to enriching the lives of customers by providing new added value services.

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

Aplix

In December 2005, we completed an acquisition of 15,000 newly allocated shares, or 14.98%, of Aplix Corporation (“Aplix”), a software company which develops middleware for mobile phones and PCs, for approximately ¥13 billion, raising our group’s total stake in Aplix to 17.91%. Our relationship with Aplix established in connection with the development of DoJa/Java platforms, which have made a number of Java products adaptable to our 3G FOMA handsets, and we aim to form further technical tie-ups in handset middleware centered on Java technology.

FueTrek

In May 2006, we formed a business and capital tie-up with FueTrek Co., Ltd. FueTrek develops, designs, manufactures, and sells large-scale integrated circuits and semiconductors and develops and licenses sound source and acoustic technologies. Under the capital tie-up, we acquired 1,420 shares of FueTrek (representing 6.19% of total issued shares. FueTrek’s sound source and acoustic products are used in many FOMA terminals, and with this tie-up, the partnership between us and FueTrek has been strengthened and we can look forward to improved acoustic functions in our handsets and higher development efficiency as well as greater collaboration with respect to acoustic technologies overall.

Kadokawa Group Holdings

In November 2006, we concluded an agreement for a comprehensive business alliance with Kadokawa Group Holdings, Inc. (“Kadokawa GHD”) and other Kadokawa Group companies (Kadokawa Shoten Publishing Co., Ltd., Kadokawa Herald Pictures, Inc., Kadokawa Mobile, Inc., Herald Enterprise, Inc., and Kadokawa Media House Inc.) to develop and expand the market for video programming for mobile phones. In conjunction with this agreement, we also agreed to invest in Kadokawa GHD, and in December 2006 acquired 1,031,000 ordinary shares of Kadokawa GHD, representing 3.78% of total issued shares, through a third-party allocation of new shares at a cost of approximately ¥4 billion. With the expansion of high-speed communications networks such as HSDPA, the market for video programming for mobile phones is expected to grow, and an alliance between DoCoMo, which has business expertise and a solid customer base developed through the i-mode service business, and the Kadokawa Group, which engages in comprehensive programming development as a mega-content provider for various media ranging from publishing to film, can be used to distribute high-quality video programming and nurture and expand the market for mobile phone video programming. In addition, the capital tie-up will also serve to strengthen cooperation between the companies, and a variety of collaborative measures will be implemented.

McDonald’s

In February 2007, we agreed on establishing a new company with McDonald’s Holdings Company (Japan), Ltd. (“McDonald’s”) to plan and implement promotional activities targeting members of McDonald’s new membership club. DoCoMo and McDonald’s will jointly promote e-marketing with a focus on Osaifu-Keitai including the introduction of iD and ToruCa in McDonald’s stores throughout Japan beginning in October 2007. In conjunction with this tie-up, new services that merge the two companies’ customer bases, brands, and business know-how in the restaurant and mobile phone businesses will be developed so the new company can plan and implement promotional activities targeting new members, provide high added value and useful services tailored to meet the needs of individual customers, and propose new lifestyles.

ZENRIN DataCom

In June 2007, we reached an agreement with ZENRIN DataCom Co., Ltd. (“ZENRIN DataCom”), a subsidiary of ZENRIN Co., Ltd., and acquired 1,700 common stock of ZENRIN DataCom, representing 10.27% of total issued share, through a third-party allocation of new shares. Through this tie-up, DoCoMo, which has business expertise and technology developed through the i-mode service business, and ZENRIN DataCom, which has a high-quality cartographic database of ZENRIN and a technology to distribute advanced map data, will work together to promote and expand map services such as the distribution of map information application for mobile phone and services linked with the location information of the mobile phone, customizing to the diversifying needs of each customer.

Quickcast Services (Paging Services)

We used to offer paging services under the service name Quickcast, but on June 30, 2004, we stopped accepting applications for new subscriptions, and on March 31, 2007, we terminated the service.

Satellite Telephone Services

We provide satellite telephone services for communications in case of emergencies in mountainous areas and aboard ships. The service area covers the territory of Japan and its surrounding waters up to 200 nautical miles from the mainland. We began operating new communications satellites last July and currently the satellite mobile communications network uses two communications satellites, N-STARc and N-STARd. Satellite telephone services can be used for voice, fax, and packet transmission. We had approximately 39,000 subscriptions to this service as of March 31, 2007. The service can be used for packet transmission (maximum 64 Kbps downlink and 4.8 Kbps uplink) and high-speed data communications, and a variety of communications services are offered including Internet connectivity and telemetering.

In February 2007, we launched “Duple Star,” a system for corporate customers that enables FOMA/ wireless LAN dual handsets to communicate via satellite. This system, which combines the Wide Star satellite phone services, which can be used as a means of communication during natural disasters, with highly-mobile FOMA/wireless LAN dual handsets and Duple Star compatible SIP servers, allows a single handset to be used for three communications formats: FOMA circuit communications, satellite circuit communications, and internal communications using a wireless LAN. Even when FOMA cannot be used because of disaster or other reasons, satellite and internal communications are available via FOMA/wireless LAN dual handsets within a radius of roughly 30 meters of the SIP server, and it is also possible to browse the Internet via satellite connection by using the browser function of FOMA/wireless LAN dual handsets.

Global Businesses

International Dialing Services and International Roaming Services

In October 2003, we enabled 3G FOMA videophones to make international videophone calls and 64 Kbps transmissions to the UK using “WORLD CALL”, our international dialing service. As of March 31, 2007, FOMA subscribers were able to make international videophone calls via our 3G network to 3G subscribers in 34 countries and regions, including the UK, Hong Kong, Singapore, and Australia. We also launched “WORLD WING”, an international roaming service for FOMA subscribers and added a new service called WORLD WALKER-PLUS and WORLD WALKER G-CARD, which has a geographical coverage similar to that of WORLD WING, to supplement WORLD WALKER for mova subscribers. In June 2006, WORLD WALKER-PLUS and WORLD WALKER G-CARD were combined into a single brand called WORLD WING.

As we introduced a handset capable of 3G and GSM in December 2004, WORLD WING subscribers are now able to make and receive calls from their regular FOMA phone number in 151 countries and regions as of March 31, 2007. We launched international packet roaming services in December 2004, enabling WORLD WING subscribers to access i-mode packet transmission in 97 countries and regions as of March 31, 2007. In February 2005, we launched international SMS for FOMA subscribers, and in July 2005 we started international MMS (multimedia messaging service). In June 2006, we introduced 3G roaming compatible handsets which are compatible with overseas 3G network. By the addition of these handsets, WORLD WING users are able to make and receive phone calls with the same FOMA phone number by using 3G roaming compatible handsets in 3G network of 41 countries and regions as of March 31, 2007.

International Investments and Licensing Agreements

We make investments in and/or enter into agreements with overseas telecommunications companies with the long term aim of securing growth and revenue opportunities and strengthening our international competitiveness. We plan to leverage our expertise and experience in the Japanese wireless telecommunications market abroad by assisting telecommunications operators in other countries in developing W-CDMA as their 3G platform, by promoting the wide-spread and rapid deployment of mobile multimedia services and by expanding the areas in which our subscribers can utilize roaming services, with the goal of establishing a borderless cellular phone world. Whereas wireless operators in other parts of the world have achieved only limited success in offering wireless Internet access, our i-mode services met with immediate success in Japan. We believe that our experience with the development and deployment of our i-mode services provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We have licensed the technology for our i-mode services to other mobile telecommunications operators in many parts of the world, primarily in Europe and the Asia-Pacific. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our position in the domestic market. We believe that the increased utilization of international roaming services will lead to an important revenue source in the future. We intend to continue to look outside of Japan for attractive investment opportunities, such as mobile telecommunication companies and other companies providing related services. If we find such investment opportunities, we may make majority or minority investments, or enter into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.

Our invested affiliates operate in key markets and regions around the world. We do not believe, however, that the regulatory environments in which our partners operate will have any adverse effect on our investments or on our financial results.

Far EasTone Telecommunications Co., Ltd.

In February 2001, we invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd., or KG Telecom. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, we aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, we increased our equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October, 2003, we agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, we became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

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

Hutchison Telephone Company Limited/Hutchison 3G HK Holdings Limited

In December 1999, we acquired a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with Hutchison Whampoa Limited (HWL) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

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

HTCL launched its mobile Internet services in May 2000. In addition, Hutchison 3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. The 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, we signed an i-mode license agreement with HTCL to form a strategic partnership under which Hutchison Telecom Hong Kong launched i-mode services in Hong Kong in May 2007.

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

Hutchison Essar Ltd.

In December 2006, we signed an agreement to license i-mode to Hutchison Essar Ltd. which was scheduled to become effective upon receipt of certain permits from administrative authorities in India. However, due to a change in the business environment for Hutchison Essar Ltd., we concluded that it would be difficult to provide i-mode services, and thus we and Hutchison Essar Ltd. agreed to cancel the agreement in May 2007.

Mobile Innovation Co., Ltd.

In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited, or Loxley, under which we acquired a 40% equity stake in Mobile Innovation Co., Ltd., or MI, a location–based service provider, wholly owned by Loxley, for a cash consideration of 21.6 million baht (approximately ¥60 million at the date of investment). In February 2005, we agreed to increase the capital of MI, and invested 12 million baht (approximately ¥30 million at the date of investment). Loxley concurrently invested 18 million baht (approximately ¥50 million at the date of our investment) in MI. We still hold a 40 % equity interest in MI.

inter-touch (BVI) Limited

In December 2004, we invested US $70 million (approximately ¥7.3 billion as of the date of investment) for a 100% equity stake in inter-touch (BVI) Limited, a Singapore-based holding company of internet providers who supply high-speed broadband connections and applications for business travelers at hotels across the Asia-Pacific region, Europe, and the Americas and other regions. inter-touch group companies offer high-speed internet connections using wired/wireless broadband services at 350 hotels (which includes more than approximately 120,000 rooms) in 45 countries as of May 2007.

In February 2007 we decided to consolidate the organizational structure of a subsidiary group and establish INTER-TOUCH, PTE LTD, the inter-touch group’s current internet service provider in Singapore, a wholly owned subsidiary. The reorganization will see the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte Ltd. The plan, made in response to inter-touch group’s rapid business growth, will streamline the inter-touch group’s organizational structure and enhance operational efficiency. Customers of the inter-touch group will continue to receive high-quality internet access services at hotels worldwide through INTER-TOUCH PTE LTD.

ADVANCED MPAY COMPANY LIMITED

We acquired a 30% stake of ADVANCED MPAY COMPANY LIMITED (“mPAY”) for 315 million baht (approximately ¥850 million at the date of investment) in August 2005. mPAY was established with Advanced Info Service Public Company Limited, or AIS, which owns 70% stake of mPAY

mPay provides mobile payment services in Thailand, enabling customers to use their mobile phones to settle shopping transactions, including online shopping via PCs or mobile phones, and payment of utility bills.

Telargo Inc.

In June 2005, we signed a joint venture and share subscription agreement with ULTRA d.o.o., a Slovenia-based European technology company. Under the agreement, we acquired a 49% equity stake in Telargo Inc., ULTRA’s wholly-owned US mobile assets management service provider, for US $28.6 million (approximately ¥3.1 billion at the date of investment).

Telargo’s service is based on a mobile asset management platform that provides a wide range of companies with a comprehensive fleet and workforce management tools to streamline and optimize their businesses.

KT Freetel Co., Ltd.

In December 2005, we entered into an agreement with Korean mobile communications provider KT Freetel Co., Ltd. or KTF on a comprehensive strategic alliance including equity participation, under which we invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stocks.

Through the tie-up, we provide technical support to KTF to deploy a nationwide W-CDMA network successfully. Also, the alliance aims to improve convenience and user-friendliness for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of mobile services and to examine cost-saving opportunities, such as the joint handset procurements through the combination of our expertise in W-CDMA network operation and KTF’s service development capabilities.

Philippine Long Distance Telephone Company

In January 2006, we entered into an agreement with NTT Communications Corporation or NTT Com, Philippine Long Distance Telephone Company, or PLDT, and First Pacific Company Limited, or FPC, PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, we purchased 12,633,486 shares of PLDT, which represent approximately 7% of its total common shares, from NTT Com, for approximately ¥52.2 billion and established a comprehensive business tie-up with PLDT.

As part of the tie-up, we have supported PLDT and SMART Communications, Inc., or SMART in introducing W-CDMA and i-mode services and promoting international roaming between Japan and the Philippines. In February 2006, we concluded an i-mode license agreement with SMART. SMART also became a member of the Conexus Mobile Alliance in September 2007. In addition, we have appointed one director each to the boards of PLDT and SMART.

Since March 2007, we have been acquiring PLDT shares on stock exchange markets. As of June 15, 2007, we had purchased 3,660,290 PLDT shares through open market purchases on stock exchanges and possessed a total of 16,293,776 PLDT shares (approximately 8.6% of outstanding PLDT shares).

Guam Cellular and Guam Wireless

In March 2006, we agreed to acquire Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”) mobile service providers in Guam and the Commonwealth of the Northern Mariana Islands (including the island of Saipan), for the total amount of US$71.8 million (approximately ¥8.4 billion). We received approval for the acquisitions from the U.S. Federal Communications Commission (“FCC”) in November 2006. In December 2006, transferred operations to Guam Cellular from Guam Wireless through a holding company and we integrated operations of the two companies. Through this acquisition, Guam Cellular became our wholly-owned subsidiary. Going forward, we aim to further improve convenience for the large number of Japanese travelers who visit Guam and the Northern Mariana Islands through enhancement of the GSM network and the achievement of packet roaming with the development of a GPRS network. We also aim to introduce a W-CDMA network for 3G services, utilizing Guam Cellular’s frequency band, in the future.

Fidatone Mobile Technology and Service

In January 2007, we decided to make a joint investment with UFIDA Software Co., Ltd., China’s largest enterprise resource planning (ERP) software supplier, which is listed on the Shanghai Stock Exchange, in Fidatone Mobile Technology and Service Co., Ltd (“Fidatone”). We will invest US$5 million to acquire an approximately 33.3% equity stake in July 2007. Through this investment, we seek to enter the corporate mobile solutions services market in China jointly with UFIDA Software. Fidatone will establish a local subsidiary to use UFIDA Software’s ERP software and corporate customer base and our expertise to develop a corporate mobile solution services business in China.

DoCoMo Networks

We currently provide our services on several different networks, including our 2G network, our 3G network and our PHS network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels via fixed transmission lines to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, each of our networks, our 2G network, our PHS network and our 3G network, use separate base stations, antennas and switching centers, but we are moving ahead with providing shared antennas and transmission lines for the 2G and 3G networks in our efforts to reduce network costs.

In order to establish and maintain our high quality network economically and efficiently, we purchase high quality network equipment at low cost from approximately 100 suppliers inside and outside Japan in accordance with our procurement policies which stress openness and fairness.

At new procurement opportunities, we obtain quality equipment at competitive prices by receiving proposals widely from domestic and international suppliers through our website.

2G Network

Our 2G network is an integrated network of base stations, switching centers, signal transfer points, mobile-service control points and a mobile communication information storage system that route calls from the calling party to the called party. The various components of the network are connected primarily by microwave transmission, our own trunk and other fixed lines and fixed lines leased from NTT.

The Government issues licenses to carriers for the use of radio spectrum bandwidth, so the capacity of our cellular network is limited to the amounts of bandwidth that the Government has made available to us. The Government has currently allocated 69 MHz x2 (uplink and downlink) for the use of 2G Network nationwide. We have been allocated frequency spectrum of 34.5 MHz x2, of which 29 MHz x2 is in the 800 MHz band nationwide and 5.5 MHz x2 is in the 1.5 GHz band in cities such as Tokyo, Nagoya and Osaka. Therefore, our 2G network is separated into two bandwidths, an 800 MHz system and a 1.5 GHz system. We offer nationwide coverage on our 800 MHz digital cellular service, and coverage in cities such as Tokyo, Nagoya and Osaka on our 1.5GHz digital cellular service.

3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 is a 3G mobile phone system which offers both high-speed data transmission compared with the second-generation system and global roaming services. In May 2000, ITU recommended five technologies as the IMT-2000 standard. The technology adopted in our 3G network, Wideband Code Division Multiple Access, or W-CDMA, is a type of DS-CDMA, one of the five technologies recommended by ITU. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. We also believe that if enough overseas operators adopt a W-CDMA system compatible with our W-CDMA technology, we would be able to offer our services globally and benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We are actively encouraging the eventual migration of our customers from our 2G to our 3G network. We are adding equipment and infrastructure for our 3G network to our existing 2G network. We began installing an IP router network based on an optical fiber relay network to reduce costs and supplement our backbone switching station and transmission line network. The Government is currently allocating a total bandwidth of 265MHz as radio frequencies available for use in nationwide 3G network. Of this, we are using 20MHz x2 (for uplink and downlink) in the 2GHz band across the entire country. Of the 800MHz band that is currently in the process of reallocation, we are currently using 5MHz x2 in regions where interference with existing systems can be avoided. Further, on the 1.7GHz spectrum, we are using 10MHz x2, and plan to commence usage of 10MHz x2 similarly in the Tokai and Kansai regions. Therefore, our 3G network operate on the three bands of 2GHz, 800Hz and 1.7GHz.

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

Super 3G (also known as LTE, Long Term Evolution, in the standardization) has recently been discussed in 3GPP (3rd Generation Partnership Project), a standardization association of W-CDMA, and we are playing a key role in the discussion. In accordance with the completion of fundamental discussion on LTE during the meeting of 3GPP held in June 2006, we launched the development of Super 3G for its commercialization. In tandem with these developments, we will continue to participate in the standardization activities vigorously.

We were the first company in the world to launch 3G services based on W-CDMA technology. Some of our international affiliates and strategic allies have already launched 3G services, including Hutchison 3G HK, Far EasTone and KTF. One of our competitors in Japan, Softbank (formerly Vodafone), launched their 3G service based on W-CDMA in December 2002.

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

Handsets

We offer a variety of different handsets to subscribers. Because we offer a number of different network protocols, subscribers purchase handsets compatible with different protocols such as 2G and 3G. We have strict quality standards that manufacturers of our handsets must meet. We also provide one-year warranties on all our handsets during which we provide repairs free of charge except in cases where customers are responsible for the damages. In addition, for increased user convenience and operation efficiency, users use DoCoMo networks to download software for upgrades.

Cellular (FOMA) Handsets

We have prepared a handset lineup that includes the 9 series, which comes equipped with the latest features, the 7 series, which focuses on primary functions, and concept models, which emphasize the individuality of each handset. The 9 series handsets come equipped with the latest features, including GPS, 3G roaming, Mega i-appli, a more powerful Osaifu-Keitai and an upgraded e-mail capable of attaching large files. The 7 series is equipped with the primary functions and is easy-to-use and attractively designed. The concept models offer individuality, in the form, for example, of “Kids Keitai” handsets, thin, simple designs and two-screen handsets, while also being equipped with cutting-edge technologies.

We also introduced FOMA 900i handsets in February 2004. These handsets have new attractive functions, such as “Deco-mail”, HTML e-mail which enables users to decorate their e-mail messages with colors and pictures; large-volume Java-based i-appli applications with a maximum size of 400K scratch pad; videophone with animated cartoon characters expressing sender’s feelings and initiating real-time changes in the expressions of “avatar” characters; and “Chaku-motion” which signals incoming calls with i-motion video clips in order to promote data communications.

In August 2004, we began marketing the FOMA F900iC, which is the first handset that is compatible with i-mode FeliCa Service for Osaifu-Keitai applications. F900iC is characterized by its high security functions. In December 2004, we introduced the N900iG, the first FOMA 3G handset for mobile communications, in approximately 115 countries and regions.

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

In February 2005, we revealed the 700i series, which targets the mid-range user. The new 700i series emphasizes style and ease of use while possessing all the basic FOMA services, including videophone, “ChakuUta” ring songs, “ChakuMotion” ring videos, “Deco-mail” decorative e-mails, music player functions, i-appli JAVA and Macromedia Flash applications, QVGA LCD screen resolution and megapixel cameras.

In September 2005, we introduced the FOMA 701i series. This series is compatible with the i-channel service, allowing users to automatically receive updated news and other information, which is displayed on a handset’s standby screen. FOMA 701i handsets have superior performance and users can select functions and designs to match a wide variety of usage patterns.

In November 2005, we introduced the 902i series, FOMA handsets. These handsets are compatible with the “Push Talk” service which enables simultaneous group conversations by as many as five people. They are also compatible with the “ToruCa” information capture service that enables a user to download promotional coupons, store information and other such information simply by waving an Osaifu-Keitai enabled handset in front of a dedicated reader/writer machine at merchants, and they are compatible with i-channel and multi number, which enables users to assign up to two additional phone numbers to their handsets.

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

Also in March 2006, we introduced the FOMA NM850iG, a global handset useable both in Japan and overseas. The handset is both compatible with Bluetooth and capable of wireless connection.

In April 2006, we introduced the simple and compact “SIMPURE” series, which is geared toward no-frills-oriented customers who want only these basic functions. These handsets are compatible with overseas i-mode and i-mode mail, SMS, and “World Wing”, an international roaming service that also allows use of a videophone function.

In August 2006, we introduced the HSDPA-compatible FOMA N902iX High Speed handset. This handset is compatible with “Music Channel,” a service that automatically distributes a customer’s favorite music and “Chaku-Uta Full”.

In September 2006, we introduced the BlackBerry 8707h handset. This handset responds to the mobile solution needs of corporate users. By subscribing to BlackBerry Network Services, users gain access to RIM Inc.’s BlackBerry Enterprise Server™ which may be integrated with Microsoft® Exchange, IBM Lotus® Domino®,Novell® and GroupWise®, enabling utilization of system solutions including e-mail and business support tools in a secure environment.

In October 2006, we introduced the FOMA 903i series, our latest flagship handset models. These handsets support “Chaku-Uta Full” and “Mega i-appli”, which supports a maximum program size of 1 MB, ten times the conventional 100 KB of i-appli. Of the total lineup of twelve models, five models support the Napster music service, which offers access to unlimited music for a fixed rate, four models support “One Seg”, two models support HSDPA, and six models are compatible with GPS navigation.

In January 2007, we introduced the FOMA 703i series. Of the eight models in this series, two are the thinnest W-CDMA clamshell handsets in the world (as of January 16, 2007). One model was developed through collaboration with a noted designer, the manufacturer and DoCoMo, and each model has its own unique design and style.

In February 2007, we introduced the FOMA D800iDS, a dual-screen handset with a touch-screen panel that is operated using Direct&Smooth.

In April 2007, we added the Raku Raku Basic to the Raku Raku Phone series. This model seeks to provide ease of use of basic mobile phone functions—voice calls, e-mail, and i-mode—as well as beauty in its design. The design was created through collaboration with a noted designer, the manufacturer and DoCoMo.

As a card type FOMA device, in addition to the FOMA P2402, which has a packet transmission capability of up to 384 Kbps downlink and 64 Kbps uplink, we introduced the FOMA P2403, which supports the FOMA Plus Area, in March 2006. We also offered the FOMA F2402, which has a packet transmission capability with a maximum throughput of 384 Kbps for both downlink and uplink. In September 2006, we launched the HSDPA-compatible FOMA M2501 High Speed data card.

In July 2005, as a PDA type FOMA device for businesspersons, we began offering the FOMA M1000, which enables users to browse the Internet like a PC, to exchange e-mails with PC (POP mail and IMAP mail) when they are away from home or office, and to handle e-mail file attachments. Also, in July 2006, we launched the hTc Z handset equipped with the Microsoft Windows Mobile operating system (OS).

We expect that the price of FOMA handsets will continue to decrease through our cost reduction efforts.

One reason for this is the expansion of our product mix. In addition to the ever-evolving 9 series, which is continuously updated with new features, in February 2005, we introduced the 7 series, handsets with sophisticated designs and well-balanced between function and cost. And in April 2006, we introduced the SIMPURE series of which, even more so than the 7 series, we simplified functions and reduced costs.

At the same time, we have invested in chipset development, standardization of the OS platform and greater efficiency in software development. During the years ended March 31, 2003 and March 31, 2004, we invested approximately ¥41 billion in the development of FOMA handsets, and succeeded in developing FOMA handsets featuring advanced applications and longer battery life. In order to accelerate the evolution of state-of-the-art 3G technologies, we invested a total of approximately ¥37 billion during the years ended March 31, 2005 and March 31, 2006 in the areas of handset application software which runs on advanced OS platforms (Linux and Symbian) and High Speed Downlink Packet Access, or HSDPA technology; particularly with respect to the OS platforms, standardization among manufacturers has progressed well, resulting in a shortened development period and cost reductions. With respect to the Linux platform, in order to further advance global alliances, in January 2007, we announced the establishment of LiMo Foundation, comprising six companies including Vodafone and Motorola, as part of our efforts to further reduce handset procurement costs.

Furthermore, by investing a total of approximately ¥12.5 billion from the year ended March 31, 2005 to the year ended March 31, 2007, in the development of LSI technology in relation to FOMA handset chipsets, having manufacturers incorporate our requirements at the LSI specification review stage and striving for one-chip LSI, we have shortened the time required for, and reduced the cost of development. In addition, in the second half of the year ending March 31, 2008, we plan to co-develop a cellular phone platform that integrates the baseband LSI, the application processor one-chip LSI, and core software including the OS platform. We will continue engaging in platform standardization and development of improved functions.

We and the handset manufacturers co-own the rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. In December 2005, in order to promote cooperation in technological development focusing on browser technology, we invested an additional ¥15 billion in Access Co. Ltd. Also in December 2005, in an effort to strengthen our cooperation in handset middleware centered on Java technology, we invested ¥13 billion in Aplix Corporation. Advanced handset capabilities and a wide variety of model choices play an important role in the success of 3G services. By investing in FOMA handset expansion, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 9 series.

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

In July 2004, we launched the i-mode FeliCa Service for Osaifu-Keitai applications and marketed the company’s first i-mode handset incorporating a contactless IC card, the mova P506iC, which may be used for a variety of functions that were previously possible only with IC-equipped cards, including train travel, electronic money and credit card-based withdrawals and transactions, and personal identification.

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

In March and April of 2006, in response to user demand for the long-popular mova handsets, we introduced new members of the 506i series, the low-priced N506iS II and P506iC II.

Sales and Marketing

We benefit from the strong positive perception in Japan of both the DoCoMo brand name and the NTT brand name. We market our cellular, PHS, FOMA and other services to our subscribers through our extensive distribution network throughout Japan, which includes numerous primary retailers operating approximately 1,700 DoCoMo Shops. DoCoMo Shops are specialty shops that we have licensed and allowed to use the DoCoMo logo and other DoCoMo trade and service marks, as well as facades and displays that easily identify the shops as DoCoMo Shops. DoCoMo Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell handsets to secondary and tertiary retailers who have no direct contractual relationship with DoCoMo. Such secondary and tertiary retailers also market our cellular and other services and must be approved as a DoCoMo retailer prior to selling our products and services. There were approximately 11,000 secondary and tertiary retailers throughout Japan as of March 31, 2007.

One of the primary advantages of our extensive distribution network is to make it easier for potential subscribers to sign up for services and purchase mova, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) increase traffic by enhancing i-mode and other services, (iii) increase the quality of after-sales service, (iv) promote our brand name through our “customer oriented” approach. (v) provide competitive tariff and service pricing (vi) enrich our handset lineup (vii) develop bricks-and-mortar business (viii) enrich our customer retention program.

We believe that the combination of our distribution network, extensive advertising activities, the strength of our brand name, the quality of our digital network and our competitive pricing and extensive after-sales service will allow us to continue to attract and retain subscribers.

Customer Service

As customer retention is increasingly becoming important in the Japanese telecommunications market, we have focused on ensuring high degrees of customer satisfaction. We realize that customer service, including the service we provide when customers sign up and after-sales service, is critical to retaining subscribers and maintaining the high reputation and recognition of the DoCoMo brand name. We provide extensive customer service at the point of sale through DoCoMo Shops and other retailers. Our customer service efforts are also supported by fully integrated information systems. In addition, customers can use their cell phones or personal computers to access our 24-hour Internet e-site, where they can change their services, plans and addresses.

We also provide extensive after-sales service primarily through the DoCoMo Shops, which have service counters that deal with handset problems and repairs. In both fiscal years 2005 and 2006, to provide customers with even greater convenience, we expanded service counters that handle repairs. We also have various toll free numbers that provide customer service including basic service and billing information provided during business hours as well as support and assistance 24 hours a day for network problems and handset problems, including lost and stolen handsets.

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

We have also started a membership-based loyalty program called “DoCoMo Premier Club” for all subscribers, in order to offer enhanced customer service. This program consists of a “Point Incentive Program”, a “Status Service” and offering “preferential treatment”. Customers earn points based on the amount they spent every month. They can use accumulated points to get discounts when they purchase new handsets, or exchange them for items such as travel coupons, dining coupons and entertainment tickets. Customers are classified into four levels according to the previous year’s usage, and higher-level customers receive more points for the same amount of spending. The Status Service provides preferential services for high-end users, such as dedicated call centers and rental service of global roaming handsets. For three years from the purchase of any handset, all DoCoMo Premier Club members can receive free repair services. Members are also entitled to a complimentary battery-pack for their handsets used for two years or longer, repairs of handsets with expired warranties at 5,000 yen or less, and support for problems such as water damage, theft and loss that occur within a year of purchase. In addition, starting in July 2006, we began offering “Handset Replacement and Delivery Service” to FOMA customers, which for ¥500 per month protects subscribers from all damage to handsets, including water damage, loss and breakage, by providing subscribers with replacement handsets. They are also entitled to preferential treatment including discounts at hotels, shops and restaurants given by our alliance partners in this program.

Information Technology

We employ various computerized, fully integrated information systems to support key functions, including network operation management, procurement, billing, financial accounting, customer service and marketing.

One of the most important of these systems is ALADIN, which is a proprietary nationwide operating system we share with our eight regional subsidiaries. ALADIN has five primary functions: customer management, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages data and information for and about our mova, FOMA, PHS and Quickcast subscribers nationwide and provides authorized customer service personnel at service counters in branch offices (Quickcast service was terminated on March 31, 2007), agents and DoCoMo Shops and in our telemarketing center with online access to network data so that they can properly address customer inquiries.

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

ALADIN and related systems are also used to collect customer data so that management and marketing personnel can monitor and analyze the usage of services, market segments, subscriber satisfaction, and utilize those data to develop a plan for the network expansion and appropriate marketing strategies.

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

Billing System

The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills either by bank or other financial institution account transfer, by credit card, or in person at any number of locations, including our shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage of our subscribers, approximately 75% as of March 31, 2007, pay their monthly bill by automatic payment or direct debit from their credit card, bank or other financial institution account.

In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a QR code on the screens of their mobile phones. Our “comvien” service is offered at approximately 1,600 convenience stores nationwide as of March 31, 2007. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.

We also offer a “Mobiler’s Check” that allows payment in advance for the monthly phone bill. By registering the 14-digit number that appears on the back or other part of the card from a mobile phone, the prepaid amount will be deducted from the next month’s mobile phone bill. Subscribers can use this payment method for mobile phone, PHS and Widestar services. Mobiler’s Check is available at DoCoMo Shops and other locations.

As of March 31, 2007, our collection rate on outstanding bills within 70 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 30 to 40 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.

Enterprise Information System (DREAMS)

In April 2002, we and our 35 consolidated subsidiaries introduced an enterprise information system which we call “DREAMS”, and as of June 2007, our 38 subsidiaries have already implemented this system. Based on this system, we are able to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among the DoCoMo group companies.

Research and Development

Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥99.3 billion on research and development in the year ended March 31, 2007. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective the year ended March 31, 2001. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 3.1% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.

We organize our research and development efforts through our R&D division. Our R&D division includes:

•	a research laboratory;

•	four development departments, including core network development, radio access network development, service & solution development, and communication device development departments;

•	a R&D general affairs department; and

•	a R&D strategy department.

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

We have established DoCoMo Communications Laboratories USA, Inc., a U.S. subsidiary which carries out research and development of network technology, handset software and media encoding. In July 2005, we established DoCoMo Capital, Inc., whose purpose is to invest in venture businesses that have innovative, leading-edge technology applicable to mobile communications. We have also set up DoCoMo Communications Laboratories Europe GmbH, whose primary research areas are network technology, wireless technology, next-generation IC/USIM card technology, security technology and standardization activities. In November 2003, we established DoCoMo Beijing Communications Laboratories Co., Ltd. to research and promote the advancement of mobile communication technologies for fourth-generation (4G) and beyond. Finally, we established DoCoMo Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental research and development activities.

Furthermore, we have also conducted research with various universities inside and outside of Japan. These groups are involved in technological exchange in connection with not only 3G research and development but also 4G cellular communications systems and other advanced technology research.

In April 2003, we and Japan’s other mobile phone operators agreed to conduct a joint study on the possible biological effects of exposure to radio waves from mobile phone systems. In April 2005 and January 2007, interim reports were issued, and at present research is still ongoing.

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

We are conducting research regarding other advanced technology, including fundamental research regarding technologies applicable to 4G wireless communications system aiming at further enhancement of cellular services. ITU has set forth as a requirement for fourth generation services the ability to support transmission speeds of up to 100 Mbps for downlinks when a user is traveling at high speeds, and 1 Gbps when traveling at low speeds. If such a system is realized, fourth generation services will also feature high quality video equivalent to high definition television and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100 MHz. We are actively participating in the international standardization movement for a 4G system. We are also supporting the development of the Super 3G system. In July 2006, we started to accept proposals from suppliers and launched the development of Super 3G equipment to commercialize Super 3G.

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implement an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 Mbps downlink and a 20 Mbps uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. In August 2004, we successfully completed experiments on real-time 1-Gbps packet transmission in downlink. In May 2005, following the experiments in an indoor environment, we successfully realized outdoor experiments on real-time 1-Gbps packet transmission in downlink, followed by 2.5 Gbps packet transmission in downlink in December 2005. In February 2007, we successfully tested packet transmissions with a maximum downlink speed of 5 Gbps outdoors. Currently, we are continuing to evaluate and improve these high-speed transmission technologies through field trials.

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

Competition

With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We have responded to the gains made in recent years by KDDI’s au service with a comprehensive approach, including revisions in our billing plans, releases of attractive handsets, and improvement in network quality. In addition to existing mobile phone operators, other companies have also expressed their intention to enter the mobile phone market. Of these companies, SoftBank Corp. acquired Vodafone’s Japanese unit in April 2006 and began providing services under the SoftBank Mobile brand in October of that year, and EMOBILE Ltd. began offering mobile data services using the HSDPA protocol on March 31, 2007. IP Mobile Inc. has applied to the MIC for a 2 GHz spectrum license.

Mobile Number Portability (MNP) took effect among domestic mobile phone operators in October 2006. MNP allows mobile phone users to keep their current phone numbers even if they switch mobile phone operators.

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

Cellular Competition

There are presently four cellular operators in Japan: DoCoMo, the KDDI group, SoftBank, and EMOBILE. As of March 31, 2007, we had a market share of 54.4%, the KDDI group (including the TU-KA Group) had a market share of 29.1%, and Softbank had a market share of 16.4%. (EMOBILE had not announced its number of subscriptions as of March 31, 2007.) These cellular operators have all received permission and licenses from the Government for the establishment of 3G services in Japan.

The KDDI group is the second largest cellular operator in Japan with approximately 28.19 million subscriptions as of March 31, 2007. The KDDI group is a product of the merger of the telecommunications carriers KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. On October 1, 2005, KDDI merged three companies of TU-KA group and began to accept contract changes from TU-KA cellular services to au cellular services, enabling TU-KA subscribers to carry on the same mobile phone number they were using in TU-KA cellular services. Furthermore, on February 20, 2006, KDDI added another privilege which enables TU-KA subscribers to carry on the same e-mail address, and promote the migration of the users to au cellular services. As of March 31, 2007, they had approximately 26.72 million 3G subscriptions. The network construction costs for the KDDI group have been lower than ours because of their ability to use most of their existing cdmaOne networks.

SoftBank operates nationwide and is the third largest cellular operator with approximately 15.91 million subscriptions as of March 31, 2007. SoftBank acquired the Japanese subsidiary of the worldwide Vodafone group in April 2006 and began providing mobile phone services in October of that year. The Japanese Vodafone subsidiary began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. SoftBank had approximately 7.66 million W-CDMA 3G subscriptions as of March 31, 2007. SoftBank also offers international roaming service with GSM networks overseas.

Competition in the industry has led the three cellular operators (excluding EMOBILE) to enact similar rate plans and promotions. For example, KDDI and SoftBank both offer plans that are similar to our “Family Discount”, “Nikagetsu Kurikoshi” and “pake-hodai” plans. Additionally, KDDI introduced “My Wari” services that provide a discounted monthly fee for long-term contracts of two years. Softbank introduced the “White Plan” service that allows unlimited free calls among SoftBank subscribers between 1:00 a.m. and 9:00 p.m.

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

i-mode Competition

The competitors of i-mode are “EZweb” provided by the KDDI group and “Yahoo! Keitai” provided by SoftBank. As with i-mode, KDDI’s “EZweb” and SoftBank’s “Yahoo! Keitai” service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect increasing competition in the areas of content offering and e-commerce services.

PHS Competition

Our competitor in the PHS (personal handy phone system) market is WILLCOM. In October 2004, the Carlyle Group and Kyocera Corporation acquired the business of DDI Pocket, Inc., a subsidiary of KDDI. In February 2005, DDI Pocket changed its name to WILLCOM. As of March 31, 2007, WILLCOM had a PHS market share of 90.9% and we had a PHS market share of 9.1%. We stopped accepting new applications for PHS services as of April 30, 2005, and have decided to terminate the service on January 7, 2008.

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

The Telecommunications Business Law

Under the Telecommunications Business Law, we and our eight regional subsidiaries are subject to a registration requirement as telecommunications operators. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject either to a registration requirement or to a notification requirement.

The following table summarizes some of the major current regulatory requirements applicable to telecommunications carriers under the Telecommunications Business Law:

Regulation:
a. Business entry	Registration with the Minister of MIC required for carriers that install large-size telecommunications circuit facilities. Notification to the Minister of MIC required for carriers other than the above.

b. Suspension and Discontinuation of business	Notification to the Minister of MIC and, in general, announcement to users are required.

c. Tariff settings, service offerings, etc.	Unregulated in principle (1) Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries are required.

d. Business improvement order	The Minister of MIC may order a carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, and tariff and other service conditions, etc.

Regulation:
e. Interconnection

Obligation for interconnection with other telecommunications carriers in principle, which propose interconnection.

In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister of MIC may order the telecommunications carrier to start or resume consultation.

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

The asymmetric regulation

Furthermore, our Group is subject to the asymmetric regulation provided in the Telecommunications Business Law before amendment. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communications systems), each designated by the Minister of MIC. The Minister of MIC may designate as Category II-designated facilities the transmission lines and other telecommunication facilities of a telecommunication carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of MIC may subject a telecommunications carrier that possesses Category II-designated facilities to the prohibition of anti-competitive behaviors by designation, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue from all business activities of the provision of the same type telecommunications service within the same area exceeds 25% and it is deemed necessary to ensure proper competition with other telecommunications carriers. Our and our eight subsidiaries’ revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.

Under the asymmetric regulation described above, we and other telecommunications carriers that possess Category II-designated telecommunications facilities are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment, and are obligated to compile and disclose financial statements pertaining to telecommunications and other businesses. In addition, telecommunications carriers that possess Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MIC the Article of Agreement Concerning Interconnection prior to implementation and to make them available for public inspection. The Minister of MIC may order to make changes to the Article of Agreement Concerning Interconnection. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the Article of Agreement Concerning Interconnection.

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

Article 4 requires that any person who intends to establish a radio station shall first obtain a license from the Minister of MIC. This requires cellular operators to obtain a license in connection with individual base stations and handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a technical standards verification system and other systems have been introduced to expedite the process by MIC. Under Article 6 of the Radio Law, persons wishing to receive a license for a radio station must submit an application to the Minister of MIC together with documents setting forth such matters as purpose and reason construction of a base station is necessary, communication counterparties, communication matters, location where radio equipment are to be installed, and frequencies to be used. Under Article 7 of the Radio Law, MIC, upon receiving an application for a license, examines it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, conformity with the fundamental standards of radio station establishment such as the applicant’s business need for the license. Generally, however, the Minister of MIC submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s reply thereto.

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

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use such as cellular, PHS or paging services is stipulated by a ministerial ordinance of MIC. From within the assigned frequency or spectrum for a certain service, MIC by issuing a circular allocates spectrum to the wireless telecommunications operators providing such service. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e. base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum Allocation

Spectrum allocation is awarded based on an application to MIC, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. MIC currently allocates 69 MHz x2 for 2G network. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated frequency spectrum of 34.5 MHz x2. Within our allocated spectrum, we use 29 MHz x2 for our 800 MHz PDC network and 5.5 MHz x2 for our 1.5 GHz PDC network in cities such as Tokyo, Nagoya and Osaka. Currently, two other mobile phone operators have been allocated spectrum for their cellular services in Japan. The KDDI group has collectively been allocated 25 MHz x2 in the 800 MHz and 1.5 GHz bands for 2G network. SoftBank has been allocated 11.5 MHz in the 1.5 GHz band.

Radio frequencies for 3G network have been allocated as follows

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

New IT Revolution Strategy

As part of the “New IT Revolution Strategy” determined on January 19, 2006, by the Government’s IT Strategy Headquarters, the following proposals were made in connection with mobile communications:

•	realization of a mobile communications system with data transmission speeds that are 100 times faster than the current level by fiscal year 2010.

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

NTT Group

Both the Three-Year Program and the New IT Revolution Strategy stated that the Government expects that NTT will establish a voluntary action plan for promoting competition, including:

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

•	from the standpoint of maximizing corporate value (shareholders’ profits), the NTT group management apportions each group company’s business areas such that (i) in fields where new markets need to be developed, such as Internet-related business, each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT group companies; (ii) in the remaining fields, group operations are carried out on the principle of avoiding duplication of resources,

•

the simultaneous holding of executive positions between local companies (NTT East and NTT West) and NTT Com or our company is not implemented currently and will remain unimplemented, from the viewpoint of fair competition, and

•

decisions on NTT’s investment ratio of NTT Com and our company and the simultaneous holding of executive positions will continue to be considered from the standpoint of maximizing shareholders’ profits, while fully respecting the autonomy in actual business operations of each NTT group company and taking into account operational necessities and stock market trends, as the market and other environmental factors surrounding the NTT group are rapidly changing.

In the report released on June 6, 2006, an MIC panel on the future of telecommunications and broadcasting services proposed conducting a thorough review of the legal system for telecommunications by 2010 for promotion of fair competition among telecommunications carriers. It also called for discussions of measures aimed at eliminating regulations restricting the operations of NTT East and NTT West, as well as abolishing the holding company and separating the capital ties within the group in an integrated manner. Further, it proposed a swift start to discussions necessary for the above proposals.

In response to the report released from the MIC panel, NTT released a statement on June 6, 2006, saying that it planned to exert its utmost efforts to achieve the goals stated in its medium-term business strategy and that it would not be able to accept the proposals in the report because they would interfere with the smooth implementation of such strategy.

On June 20, 2006, the consensus between Government and ruling parties on the future of telecommunications and broadcasting services was released. In the statement, they concluded that, in telecommunication industry, they would promote such fair competition rules as those on opening of networks that are necessary for realizing advanced yet inexpensive information communication services and would discuss the organizational issue of NTT in 2010 after assessing the status of the diffusion of broadband and the trend of medium-term business strategy of NTT.

Fair Competition

One of the purposes of the Telecommunications Business Law is promoting fair competition in the telecommunications business, and accordingly MIC implements various measures. MIC and the Fair Trade Commission jointly published in November 2001 the Guidelines for Promotion of Competition in the Telecommunications Business Field for the purpose of the Antimonopoly Law and the Telecommunications Business Law in order, principally, to enhance the transparency of telecommunications carriers, to clarify actual practices for which telecommunications carriers having market power are prohibited and to clarify practices leading to orders to change charges or orders to improve business activities under the Telecommunications Business Law.

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

Evaluation of Competition in the Telecommunications Field

MIC announced its “basic approach of competition review in the telecommunications field” and “details of the implementation for the year ended March 31, 2004 of the evaluation of the state of competition in the telecommunications field” in November 2003. MIC has performed analyses of four areas including areas of fixed-line phone, Internet access services, mobile communications, and corporate network services annually from the year ended March 31, 2004. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed.

In July 2005, MIC announced its “competition review in the telecommunications field for fiscal 2005”. In this report, MIC evaluated the mobile communications domain as follows:

•	in fiscal year 2005, the migration from 2G to 3G would advance, and competition would remain brisk;

•	while NTT DoCoMo group is in a position to single-handedly control the market, the possibility of its exercising such market control is not high;

•

while concerns remain that multiple carriers could collude to exercise market control, because of the introduction of Mobile Number Portability, the entry of new competitors to the market, and the diversification of business strategies and business models that has been made possible by such factors as the developments in MVNO, these concerns have eased slightly from the previous year; and

•	matters to be monitored going forward include the increasing use of vertically aligned business relationships and competition encompassing multiple layers.

In October 2006, MIC designated the three years from fiscal year 2006 to fiscal year 2008 as the second phase for competition review, and formulated the “basic policy for competition review in the telecommunications field for fiscal years 2006-2008,” based upon which it announced in November 2006 “particulars for competition review in the telecommunications field for fiscal year 2006.” The stipulated implementation particulars included matters ranging from the domains subject to analysis in the fiscal 2006 competition review to the analysis and review of competition conditions.

New Competition Promotion Program 2010

In October 2005, MIC established a “Panel on Competition Rules corresponding to the development of IP” for the purpose of clarifying basic policy regarding competition rules in light of developments in IP and the direction in which review of connection and rate policies is to proceed. A report was released in September 2006.

In light of the report of the Panel on Competition Rules corresponding to the development of IP, MIC announced in September 2006 the New Competition Promotion Program 2010, which concerns measures to be implemented by early 2010s from the viewpoint of ensuring fair competition. The outline of the program is as follows:

•	promotion of facility competition;

•	review of the designated telecommunications facilities system (dominant regulations);

•	review of the calculation method for NTT East and NTT West interconnection charges;

•	promotion of competition in the mobile telecommunications market;

•	review of rate policy;

•	review of the Universal Service Fund system;

•	examination of the principle of network neutrality (fairness in use and fairness in cost allocation);

•	strengthening of dispute resolution functions; and

•	review of market exit rules.

Based on the New Competition Promotion Program 2010, MIC plans to implement the required system changes by the early part of the decade starting in 2010. The status of the main changes affecting our Group is described below.

Review of the designated telecommunications facilities system (dominant regulations), implementation of competition safeguard system

On April 18, 2007, MIC formulated the “guidelines for operation of the competition safeguard system” with the purpose of verifying the scope of designated telecommunications facilities and the validity of NTT Group’s fair competition requirements on a regular basis (once per year). MIC plans to commence operations in the fiscal year 2007.

Further, MIC is planning to undertake a comprehensive review of the currently designated telecommunications facility system, from the viewpoint of the fair operation of the dominant regulations in light of market integration associated with developments in IP related trends. Specifically, under the auspices of the “panel for network neutrality,” established in November 2006, a working group on “new competition rules” was established, with the purpose of examining the direction in which review of dominant regulations should proceed. A report of the panel is planned for release in September 2007, and in response to this report, design of the system, in as specific detail as possible, is planned for the fiscal year 2007, with implementation of the required system changes to come promptly thereafter, and operation to begin in the fiscal year 2010.

Promotion of competition in the mobile telecommunications market

On February 13, 2007, with a view toward a more dynamic mobile telecommunications market achieved by promoting new entry by MVNO operators, MIC issued its revised “guidelines regarding the application of the Telecommunications Business Law and the Radio Law to MVNO.” Under the revised guidelines, whether wholesale telecommunications services are to be provided by an MNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Further, in order to carry out an examination with a view towards improving economic vitality and user interests through the growth of new mobile businesses, a “mobile business study group” has been meeting since January 2007. The followings are the main points being examined by the study group, which plans to issue a report in September 2007:

•	marketing models for mobile businesses (sales promotion funds, SIM locks, etc.);

•	promotion of entry of new MVNO businesses; and

•	goals for greater mobile business vitality (mobile access diversification, greater linkage of platform functions).

Review of the Universal Service System

In November 2005, MIC announced its response with respect to the report on the universal service system, and it was decided that in order to maintain subscriber telephones of the NTT East and NTT West, carriers connecting with the NTT East and NTT West would share cost burdens in accordance with their ratio of telecommunication numbers handled. The universal service system was introduced in June 2003, but in the three years following its introduction, through 2005, no funds were actually utilized. An amended ministerial order was promulgated on April 1, 2006, and starting in January 2007, in order to ensure provision of universal service by NTT East and NTT West, a portion of such costs would be borne by all telecommunications companies, including our group, that provide services through connections to universal service, with such costs to be apportioned according to number of telephone numbers owned by each telecommunications company. In light of the intent of the system, our group is requiring its customers to assume an equitable portion of the costs in proportion to the number of telephone numbers they use, and starting with February 2007 bills (for usage in January 2007), its customers have been billed universal service fees.

In the March 2007 report of the Telecommunications Deliberation Council, stated that it would be appropriate to carry out a review of the rules for computing subsidies under the universal service system for the fiscal year 2007 and beyond. In response, the Universal Service Subcommittee commenced deliberation of these rules, and it is possible that a review of the rules for computing subsidies under the universal service system will take place during the fiscal year 2007. Further, in regards to the universal service system, starting in January 2007, a “study group regarding the future image of the universal service system” began meeting, with a view towards the building of a new system in line with future environmental changes. After the completion of the study by this group, the matter will be deliberated by the Telecommunications Deliberation Council, and the required system changes are to be implemented as soon thereafter as is practicable.

Examination regarding network neutrality

In November 2006, the Panel on Network Neutrality began meeting, with the purpose of selecting and organizing interim goals relating to next generation IP-based networks, based on the principle of network neutrality—i.e., fairness in network use and fairness in allocation of network costs—and from the viewpoint of encouraging diversification. The panel is to carry out system design, in as specific detail as possible, during fiscal 2007, with the required system changes to be implemented as soon thereafter as is practicably possible. Operations are planned to start by fiscal 2010.

The Other Recent Discussions

MIC established the Study Group for Telecommunication Numbers in the IP Age in order to deliberate how telecommunication numbers should be handled in light of the development of IP networks; the study group issued its first report in August 2005. This report accepted, for telecommunications numbers used for FMC services, 060 as a new telephone prefix and 050, 070, 080, and 090 as existing prefixes. In October 2006, MIC’s Telecommunication Numbers Subcommittee began deliberations, issuing a report on a “system for telecommunication numbers directed toward introduction of FMC services” in March 2007. MIC plans to amend the regulation on telecommunication numbers in light of this report.

In August 2006, MIC established the Study Group for Comprehensive Legal System for Communications and Broadcasting. With studies conducted from the viewpoint of experts, the Study Group aims to embody a studied framework of the law system in anticipation of the integration and alliance of communications and broadcasting. MIC plans to issue a report in December, 2007.

In October 2006, MIC established a Panel on Global ICT Competitiveness, with the purpose of examining the direction of the basic strategy for strengthening Japan’s global competitiveness in the information and communications technologies. The panel issued its final report in April 2007, and formulated the Program to Strengthen Global ICT Competitiveness. The specific content included (i) a Global ICT Competitiveness Conference; (ii) promotion of reform in the fields of telecommunications and broadcasting; (iii) use of improvement indices; and (iv) special digital spectrum bands, and in response to this program, efforts will be directed toward strengthening the global competitiveness of Japan’s ICT industries.

Information Security Management

In order to protect customer information, in conjunction with the full implementation of the Law on the Protection of Personal Information, we established the position of Chief Privacy Officer (CPO) and strengthened the system for protection of personal information, and we are making efforts to construct a company-wide information security management system.

In addition, we agreed in efforts to prevent personal information leaks by handling and managing all terminals and external storage devices containing personal information, training our employees, confirming matters for compliance in information management with all entities to which we outsource services, instructing and supervising such entities, strengthening the security technology in all our systems, establishing system security standards and developing, operating and managing systems in compliance with such standards.

Law to Prevent Unauthorized Use of Mobile Phones

In April 2006, with the enforcement of the Law to Prevent Unauthorized Use of Mobile Phones, we coped with imposition of identification and recording the documents verifying the customer’s proof of identity at the time of new contracts and reviewed an operative manual in order to comply with the law as a mobile telephone operator. In addition, we carry out the training for all the members performing duties such as identification and make an effort to ensure proper operation of such duties.

Relationship with NTT

NTT is our parent company and owned 63.4% of our voting rights as of March 31, 2007. The Government, in the name of the Minister of Finance, owned 38.5% of the voting rights of NTT as of the same date. The Government, acting through MIC, also regulates the activities of NTT.

The NTT group is the largest provider of fixed-line and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telecommunications networks in the world. The NTT group’s main business is providing nationwide telecommunications services including voice transmission services, data transmission services, leased circuit services, system integration services and other services. As a holding company, NTT is directly responsible for the overall strategy of the NTT group. NTT is also responsible for basic research and development for its group companies.

On July 1, 1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation (“NTT Com”). NTT East and NTT West operate regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Com operates long distance telecommunications and other network services throughout Japan. NTT Com also offers international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT owned 63.4% of our voting rights as of March 31, 2007, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the fiscal year ended March 31, 2007, we had sales of ¥61,796 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥ 267,329 million, ¥ 161,041 million and ¥ 103,728 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥ 60,746 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥ 281,188 million, ¥ 155,152 million and ¥71,897 million, respectively, in the year ended March 31, 2006. We also had receivables of ¥ 28,018 million from NTT and its subsidiaries and payables of ¥ 93,208 million to NTT and its subsidiaries at March 31, 2007, compared to ¥ 21,289 million and ¥ 81,436 million at March 31, 2006. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In the fiscal year ended March 31, 2007, total payments by us to NTT amounted to ¥16.4 billion.

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

At the time of separation from NTT, all trademarks and service marks for our products developed by NTT, other than the “NTT DoCoMo” trademark, the “DoCoMo” trademark and the “NTT DoCoMo” service mark, were assigned to us. If NTT’s ownership of our shares is substantially reduced, we may not be able to continue to use the trademarks and service marks that include “NTT”. Patents, utility model rights and design rights are shared equally with NTT. While certain rights to programs concerning wireless telecommunications systems were assigned by NTT to us, NTT owns the rights to other programs concerning wireless telecommunications systems and grants us licenses to use such rights. Since the separation, NTT and we have each retained rights resulting from their own research and development. When we desire to use NTT’s technology, we are required to pay royalties equal to those other wireless telecommunications companies would pay for the use of such technology, and such technology is available equally to us and our competitors. We are also required to pay NTT certain basic research and development fees.

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Toshiki Nakayama, a full-time employee of NTT, serves part-time on our Board of Directors.

The Deregulation Committee (succeeded to by the Regulatory Reform Committee), an advisory committee set up by the decision of the Japanese Cabinet dated December 20, 1997, issued a report on December 15, 1998, with respect to government deregulation in a number of sectors of the Japanese economy. This report recommended the complete privatization of NTT at some point in the future, together with the elimination of monopolies in the regional telecommunications markets, and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. This report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of our shares to the level where competition between us and NTT East and NTT West is facilitated. On March 30, 1999, the Government revised its Three-year Program for Promoting Deregulation stating, among other things, that, based on the Deregulation Committee’s report and in connection with NTT’s ownership of our shares, it would carefully watch competition between us and NTT East and NTT West. On March 31, 2000, in its decision to further revise the Three-year Program, the Government stated that it would continue to consider NTT’s ownership of our shares taking into account the competition among cellular phone companies and the competition between us and NTT East and NTT West. Furthermore, on December 12, 2000, the Regulatory Reform Committee issued a written opinion stating that NTT’s ownership of our shares should be reduced to the level at which fair competition among us and other NTT companies is ensured, and that the “firewall” regulation that restricts the sharing of management and other personnel among us and other NTT companies should be strengthened.

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

The Government, on March 30, 2001, launched its Three-year Program for Promoting Regulatory Reform. In that program the Government expected NTT as well as NTT East and NTT West would prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership of our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio in our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders’ profits, taking into account operational necessities and stock market trends. On October 29, 2002, NTT made a report to MIC on the current status of implementation of the voluntary action plan released in October 2001. In the report, NTT stated that it sold 551,000 shares of our company in July 2002, in conjunction with our planned share reacquisition and that the system of concurrent appointment of directors for NTT and our company was discontinued at the general meeting of shareholders in June 2001.

In June 2006, an advisory panel on the future of telecommunications and broadcasting made a final report. In the report, it says that, in order to promote a fair competition among telecommunication industry, study group proposed that MIC makes a drastic review on legislations related to telecommunication by 2010. The study group also proposed that, keeping issues such as abolishment of the regulations on the scope of business of NTT East and NTT West, abolishment of holding company, and separation of equity links etc. in mind as a whole mission, MIC takes necessary measures to realize issues and start necessary investigation immediately. In June 2006, corresponding to this report, NTT made a statement that, with the aim to establish safe and secure next-generation network under current structure and provide optical services to approximately 30 million customers by 2010, NTT will take its utmost effort to realize medium term management strategies, and that NTT cannot accept the proposal as it may disturb smooth promotion of their medium term management strategies.

The Government has not decided what action, if any, it will take with respect to NTT’s ownership of our shares. NTT has declared its view that its ownership of our shares does not have any adverse effects on fair competition and that it intends to maintain its ownership percentage in us at 51% or above.

NTT has entered into agreements with each of DoCoMo, NTT East and NTT West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DoCoMo.

Property

Our property includes buildings which contains wireless telecommunications equipment. As of March 31, 2007, we and our regional subsidiaries owned 3,096,572 square meters of land and 1,558,561 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2007, we leased approximately 7,199,028 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees

As of March 31, 2007, NTT DoCoMo and its subsidiaries had 21,591 employees representing a decrease of 55 employees since March 31, 2006. As of March 31, 2006, 2005 and 2004 we had 21,646, 21,527, and 21,241 employees, respectively. The average number of temporary employees for the year ended March 31, 2007 was 5,999.

Of our 21,591 employees at March 31, 2007, roughly 1,450 were staff of such departments as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2007, approximately 600 employees were working at foreign consolidated companies.

We consider our level of remuneration, non-wage benefits, including our employee share ownership program, working conditions and other allowances, including lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered in Japan by other large enterprises. We have an extensive training program for new employees. To increase incentives, the NTT group has implemented a bonus plan based on overall business performance and personal results. The general retirement age has been 60.

Most of our non-management employees are members of ALL NTT WORKERS UNION OF JAPAN. We consider our relationship with such unions to be excellent. We have never had a strike.

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

C. Organizational Structure

As of March 31, 2007, NTT, our parent company, is our largest shareholder and owned 63.4% of our outstanding voting shares. We conduct our business together with our 95 subsidiaries and 15 affiliates which together constitute the largest wireless telecommunications services provider in Japan based on the number of subscriptions. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.

The following table sets forth certain information on our significant subsidiaries as of March 31, 2007:

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

We retain central control over matters such as the use of intellectual property and operations systems. With respect to service marks, the usage rights we control which grant licenses to each of our eight regional subsidiaries allow them unlimited use of the service marks. Similarly, we basically control all of our patents, know-how and other intellectual property. Each of us may use the results of research and development as well as the patents, know-how and other intellectual property rights we own without royalties, since the research and development costs are shared among ourselves. However, our eight regional subsidiaries may not sublicense such use to any third parties, and all licensing and sublicensing are basically controlled by us directly.

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

D. Property, Plant and Equipment

The information required by this item is set forth in Item 4.B. of this annual report.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

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

We will discuss the following matters in this Item 5:

•	Our Business

•	Trends in the Mobile Communications Industry in Japan

•	Operating Trends

•	Operating Results for the years ended March 31, 2007 and 2006

•	Segment Information

•	Recent Accounting Pronouncements and Critical Accounting Policies

•	Liquidity and Capital Resources

•	Research and Development

•	Trend Information

•	Others

A. Operating Results

Our Business

We are the largest cellular network operator in Japan, in terms of both revenues and number of subscriptions. As of March 31, 2007, we had approximately 52.62 million subscriptions, which represented 54.4% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communications services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as “i-mode” services, which enable our subscribers to send and receive e-mails and to access various sources of information including the Internet via our nationwide packet communications network. In addition to cellular services, we presently provide Personal Handyphone System (“PHS”) services and wireless LAN services nationwide. We also started to provide a mobile credit payment platform in December 2005 and mobile credit payment services in April 2006.

We have always been the market leader in the Japanese mobile communications industry as the demand for mobile communications has grown very rapidly. Now that a cellular phone has already become a part of daily life in Japan, it is difficult to replay the speedy growth we experienced in the first decade of our operations. However, in order to achieve sustainable growth and establish new sources of revenues, we are committed to upgrading our cellular communications services from a telecommunication infrastructure to a life-style infrastructure so that cellular services will be rooted even more deeply in the daily lives of our subscribers and further enrich their lives and businesses.

Trends in the Mobile Communications Industry in Japan

The mobile communications market in Japan saw a 5.21 million net increase in cellular and PHS subscriptions in the year ended March 31, 2007. As of March 31, 2007, the total number of subscriptions reached 101.70 million and the market penetration rate reached 79.6%. However, the annual growth rate of subscriptions has declined gradually from 6.2% to 5.5% to 5.4% in the years ended March 31, 2005, 2006, and 2007, respectively. Given the maturity of the market and the declining population trend, we expect that the growth rate of subscriptions in Japan will continue to decline in the future.

As of March 31, 2007, cellular services were provided by four network operators, including us, and their subsidiaries in Japan. In addition to providing cellular services, the network operators also collaborate with handset vendors to develop handsets compatible with the specifications of their wireless services and then sell them to subscribers through agent resellers. It has been common practice for the network operators to pay sales commissions to agent resellers and later recover the initial expenditures through future service charges collected from their new subscribers. As for cellular services, since the year 2001, when we first launched “FOMA” service, our third generation (“3G”) cellular services based on W-CDMA technology, our competitors have followed us in the launch of their 3G services. The network operators have been in an intense competition in pursuit of the acquisition of new subscribers and the migration of their current subscribers to 3G services. As of March 31, 2007, the number of 3G service subscriptions in Japan reached 69.91 million, which represented 72.3% of the total number of cellular subscriptions.

Competition among the network operators in Japan has become more intense under present market conditions as the needs of subscribers diversify and growth in new subscriptions slows. The network operators in Japan have been eager to differentiate themselves as they pursue the acquisition of new subscriptions and encourage the migration of their current subscribers to 3G services. The differentiation efforts include:

•

Launching of new services such as providing mobile credit payment services, music downloading, news casting, walkie-talkie, video-calling, net-auction, SNS (Social Networking Services), location information services and high-speed data transmission;

•

Equipping new handsets with various new functions including a TV tuner, radio tuner, music player, two-dimensional bar-code reader, contact-less IC (Integrated Circuit) chip capability, GPS (Global Positioning System), full-browser or water-proof;

•	Providing billing arrangements to attract or maintain subscribers, including flat rate for packet communications or flat rate for calls among subscribers of the same operator;

•	Introduction of new sales methods such as installment sales for handsets and;

•	Partnering with entities of different industries including retail, airlines, railways and financial institutions.

Recently, domestic deregulation of the industry has accelerated competition among cellular network operators, who have already implemented discounts in their service charges. The Mobile Number Portability, which enables subscribers to switch subscriptions from one operator to another without changing their telephone number, was introduced in October 2006. The Ministry of Internal Affairs and Communications approved allocations of radio spectrums for new entrants planning to launch cellular services in November 2005. One such entrant already launched its cellular services as of the end of March 2007.

It is possible that innovations in Internet technology will have a material impact on the mobile communications industry as well. IP (Internet Protocol) phone, voice communications based on IP technology, is becoming a popular means of fixed line communications as a result of the penetration of local broadband access. If IP phone technology becomes popular in the mobile communications field, we expect that it will have a material impact on the current revenue structure of mobile communications industry. The penetration of local broadband access and cellular phones has produced an expectation for new services in the future, converging fixed and mobile communications. A “Fixed-Mobile Convergence” concept has already been partially realized when some network operators issued a single bill for both fixed and mobile subscriptions or others enable their subscribers to access to common contents via both a PC and a cellular phone. The demand for a seamless service between the fixed and mobile network and a common handset compatible with both fixed and mobile network service will possibly increase in the future. In April 2006, digital terrestrial TV broadcasting dedicated to mobile terminals was launched and is expected to be the first step in the future convergence of broadcasting and mobile communications. In the field of high-speed wireless networks, WiMAX is being standardized by the Institute of Electrical and Electronic Engineers in the United States. In Japan, some network operators and other entities have started or are preparing to start connection experiments to launch commercial WiMAX services in the future.

Thus, we expect that the competitive environment for the mobile communications market will become increasingly severe in the future due to market, regulatory and technology changes.

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

We earn our wireless services revenues primarily from basic monthly charges, airtime charges for outgoing calls, revenues from incoming calls, including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services and the second generation “mova” services. FOMA’s packet transmission technology allows our subscribers to send and receive more packets per minute, and the per-packet charges for data communications of FOMA services are set lower than those of mova services. Because we believe that FOMA’s advanced technological capability enables us to provide our subscribers with more convenient and competitive services, we aim to induce our mova subscribers to migrate to FOMA services as well as to acquire new FOMA subscriptions. As of March 31, 2007, the number of FOMA subscriptions reached 35.53 million or 67.5% of our total number of cellular subscriptions, the largest number of 3G subscriptions among cellular operators in Japan. Cellular (FOMA+mova) services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional airtime charges depending on the minutes of connection time. Our packet communications revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues in the year ended March 31, 2007, representing 28.8% of wireless services revenues, as compared to 26.1% and 24.7% in the years ended March 31, 2006 and 2005, respectively. As a result of the continued migration of mova subscribers to FOMA services, the portion of FOMA packet communications revenues increased to 78.2% of the total packet communications revenues in the year ended March 31, 2007 from 54.8% and 24.6% in the years ended March 31, 2006 and 2005, respectively.

Our top operational priorities include maintaining our current subscribers and the level of our average monthly revenue per unit (“ARPU”) despite the increasingly competitive market environment in which we are operating, including the introduction of the Mobile Number Portability in the year ended March 31, 2007. Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.

While the number of wireless subscriptions still continues to grow in Japan, its growth rate has slowed down. Our number of subscriptions also continues to grow while the growth rate of subscriptions has similarly declined. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve retention of our current subscribers. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount programs and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the year ended March 31, 2007, we introduced a new packet billing plan which enables subscribers to access internet websites in addition to i-mode sites at a flat-rate, launched HSDPA (High-Speed Downlink Packet Access) data transmission services, released attractive FOMA handsets, and expanded

FOMA service area coverage. In the year ended March 31, 2007, we continued to release handsets such as “Kids’ PHONE” designed specifically for children and “Raku Raku PHONE” universally designed for elderly users in an effort to pioneer such new market segments.

ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, airtime charges and packet communications charges, from designated services by the number of active subscriptions to the relevant services. ARPU is another important performance indicator for us to measure average monthly revenues per subscription. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. The ARPU calculation is described in “Item 4. Information on the Company—B. Business Overview—Cellular System Usage”. ARPU (FOMA+mova) has fallen over the past few years, due to a decrease in MOU (Minutes of usage, which is the average communication time per month per subscription) following further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. The shrinking trend of ARPU also resulted from our introduction of billing arrangements with reduced or flat rates intended to maintain our current subscribers, an increase in number of subscribers who subscribe to discount programs, and the increase in the number of FOMA billing plans that can be combined with our flat-rate packet billing plan for unlimited i-mode usage. In order to boost ARPU, we introduced services such as “i-channel”, a convenient and easy-to-use information push-delivery service, and “Push Talk”, a walkie-talkie style communication service, in the year ended March 31, 2006. We also introduced more handsets compatible with international roaming service in order to increase roaming revenues. Furthermore, we are promoting cellular usage other than voice calls such as video-calling or video-clip downloading. The decelerated growth rate of subscriptions did not cover the declines in ARPU in the year ended March 31, 2005, which resulted in a decrease in cellular services revenues. We achieved a slight increase in the cellular services revenues from the prior fiscal year owing to a slower decline in ARPU in the year ended March 31, 2006. In the year ended March 31, 2007, although the decline in ARPU continued, growth in the number of subscriptions, combined with our recognition as revenue the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowance that are projected to expire, resulted in an increase in cellular services revenues. We expect that the positive effects of the moderate growth in the number of subscriptions will be more than offset by the negative effects from declines in ARPU, and thus cellular services revenues will consequently decline for the year ending March 31, 2008. We intend to achieve sustainable growth by establishing new sources of revenues as soon as possible while we maintain the current level of revenues by further strengthening our competitiveness in the cellular business.

Equipment Sales

We collaborate with handset vendors to develop handsets compatible with our cellular services, purchase the handsets from those handset vendors, and then sell those handsets to our subscribers through agent resellers. We also pay agent resellers sales commissions and later recover such expenditures through service charges paid by our subscribers.

We provide a wide variety of handsets to the market to answer diverse needs of our current and potential subscribers. The handset offering includes “FOMA 9 series”, which are equipped with most advanced functions, and “FOMA 7 series” which feature a sophisticated balance between unique designs and functionalities. We also released “SIMPURE series”, which feature limited functions and simple usability, for cost-conscious customers.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment, accounted for 9.9% of total operating revenues for the year ended March 31, 2007. We adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and therefore account for a portion of the sales commissions that we pay to agent resellers, the main component of which is handset sales incentive, as a reduction in equipment sales revenues and selling, general and administrative expenses. As a result, structurally, the cost of equipment sold exceeds equipment sales revenues, and thus the sale of an extra handset has a negative impact on our operating income. During the year ended March 31, 2007, as the migration of mova subscribers to more sophisticated FOMA services continued, revenue per handset before application of EITF 01-09 increased. However, revenue per handset after EITF 01-09 declined due to the increase of handset sales incentives to be deducted from the gross handset revenues. Due to the introduction of the Mobile Number Portability, increases in both the number of handsets sold and handset sales incentives resulted in a slight increase in equipment sales. We expect that, in the year ending March 31, 2008, both the number of handsets sold and handset sales incentives will decrease from the levels of those in the prior fiscal year as the demand for handsets derived from the Mobile Number Portability diminishes. The expected decline in the number of handsets sold is derived partly from the decline in the number of new subscriptions and partly from our campaign to slow down the handset upgrading cycle by providing members of “DoCoMo Premier Club” with free-of-charge battery packs and the extension of free warranty periods. Because the trend of handset sales is closely interrelated with the cost of handsets sold and sales commissions, you should also refer hereafter to the “Cost of Equipment Sold” and “Selling, General and Administrative Expenses” sections below.

Expansion of Our Business Domain

In addition to the further buildup of our competitiveness in the cellular business, we are actively involved in the expansion of our business domain. The most significant is the establishment of our “Osaifu-Keitai*”, or mobile wallet, and the subsequent launch of our credit services business. We seek to reposition our cellular phones as tools more deeply rooted in the daily life of our subscribers by enabling transactional settlements through the use of cellular phones equipped with contact-less IC chips. In December 2005, we launched a credit card brand called “iD” for card issuers. Our strategic partnership with Sumitomo Mitsui Card Company, Limited enables a card holder to make a speedy payment just by placing our “Osaifu-Keitai” on dedicated reader/writers at stores. Another strategic partnership with East Japan Railway Company (“JR East”) turns our “Osaifu-Keitai” into a railway ticket when “Osaifu-Keitai” becomes compatible with JR East’s “Mobile Suica” service.

In April 2006, we launched our DCMX credit card issuing services via our “iD” platform as a prospective source of revenue from mobile credit transactions. For the year ended March 31, 2007, we were actively involved in the acquisition of DCMX subscriptions, promotion of credit usage, and expansion of stores equipped with iD readers/writers. We are confident that our mobile credit service is steadily penetrating the market as the number of subscribers who use an “Osaifu-Keitai” reached approximately 20.80 million while the number of DCMX subscriptions reached 2 million as of March 31, 2007. We believe that our mobile credit services, especially for small amount transactions, is a promising growth business given the comparatively lower penetration of credit card usage in Japan than in the United States and the convenience of using a cellular phone for purchases. The aim of our entry to the credit service market is to realize synergy with our cellular services such as retention of current subscribers and acquisition of new subscribers by upgrading a cellular phone as a tool more essential to a daily life, and to create a new mobile credit market in prospect of establishment of new sources of non-traffic revenues such as credit settlement commissions. While it may take some time for the business to grow as a steady and reliable source of revenues, we will continue to be engaged in establishing our mobile credit service business as soon as possible.

Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities, and payroll for employees dedicated to the operations and maintenance of our wireless

*	“Osaifu-Keitai” refers to mobile phones equipped with a contact-less IC chip, as well as useful functions and services enabled by the IC chip. With these functions, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card or an airline ticket, among other things.

services. Cost of services accounted for 19.1% of our total operating expenses in the year ended March 31, 2007. Communication network charges, which we pay for the use of other operators’ networks or for access charges, occupy the largest part of cost of services, accounting for 46.4%, of the total. The amount of our communication network charges is dependent on the number of our base stations installed and rates set by the other operators. In recent years, our communication network charges have steadily declined as a result of our buildup of our own back-bone network to replace circuits leased from NTT. Communication network charges decreased in the year ended March 31, 2007 as well due to the discount in charges of NTT’s leased circuits. We expect that the downward trend will continue and the communication network charges will decrease slightly in the year ending March 31, 2008.

Depreciation and Amortization

We expense the acquisition cost of a fixed asset such as telecommunications equipment, a network facility, and software during its estimated useful life as depreciation and amortization. Depreciation and amortization accounted for 18.5% of our operating expenses in the year ended March 31, 2007. To prepare against the continued migration of mova subscribers to FOMA services and competitions under the Mobile Number Portability, we actively invested in the FOMA services network until the year ended March 31, 2007. Our investments in the FOMA network included:

•	further expansion of both indoor and outdoor FOMA service coverage;

•	network capacity buildup to respond to an increase in data-traffic following the expansion of our flat-rate packet billing plan for unlimited i-mode usage; and

•	further enhancement of FOMA network quality including deployment of HSDPA services.

As a result of the above implementation, the network coverage of FOMA services reached a nationwide level and achieved a level which exceeds the coverage of mova services. The steady migration of mova subscribers to FOMA services boosted the ratio of FOMA subscriptions to the total cellular subscriptions to 67.5% as of March 31, 2007. Active capital expenditures in the FOMA network in recent years are followed by an upward trend in depreciation and amortization expenses. Depreciation and amortization expenses for the year ended March 31, 2007 increased from the prior fiscal year. Although we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices, and improvements in construction processes, it may take more time for such efforts to create a material impact on our depreciation and amortization expenses. As a result, depreciation and amortization are expected to increase in the year ending March 31, 2008. As for our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers, which is basically dependent on the number of handsets sold and the purchase price per handset. Cost of equipment sold represented 30.4% of our operating expenses in the year ended March 31, 2007. The purchase price per handset increased due to the increase in sales of more sophisticated FOMA handsets in the migration of mova subscribers to FOMA services. While the number of handsets sold had been in a downward trend for recent years, the number of handsets sold increased for the year ended March 31, 2007 due to the introduction of the Mobile Number Portability in October 2006. As a result, cost of equipment sold increased as well for the year ended March 31, 2007 from the prior fiscal year. For the year ending March 31, 2008, we expect as mentioned previously that the effect of the Mobile Number Portability, which stimulated demand for handsets, will diminish and the number of handset sold will decrease accordingly. As a result, we expect that cost of equipment sold will decrease for the year ending March 31, 2008.

We have taken some measures to control the trend of the increasing cost of equipment sold. We plan to save on FOMA handset development costs by introducing a single-chip LSI and common platforms for the handset operating system. We diversified handset vendors, including increasing procurement from overseas vendors, in order to promote competition among the vendors. We also aim to procure at lower costs FOMA models such as “FOMA 7 series” and “SIMPURE series”, which would match the purpose and usage volume of various subscribers, and to increase sales of such FOMA models. We plan to pursue the possibility of joint procurement of 3G handsets with overseas network operators in the future. We are also engaged in a campaign to slow down the handset upgrading cycle by providing members of “DoCoMo Premier Club” with free-of-charge battery packs and the extension of free warranty periods in order to slash the cost of equipment sold and sales commissions to agent resellers, the latter of which is discussed hereinafter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 32.0% of our total operating expenses in the year ended March 31, 2007. The primary components included in our selling, general, and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which are sales commissions paid to agent resellers. The main components of the sales commission that we pay to agents who sign up new subscribers are a closing commission for each new subscription and volume incentives that vary depending on the number of new subscriptions per agent per month. In addition, we pay agent resellers a commission in the form of handset sales incentives depending on the type of handset a subscriber purchases. Sales commission differs from region to region due to such factors as the competitive and economic environments in the various regions. The average sales commission we paid when acquiring a new subscriber who also purchased a handset and when upgrading a handset for a current subscriber and activating the handset was approximately 34,000 yen, 36,000 yen and 37,000 yen for the years ended March 31, 2005, 2006, and 2007, respectively. The increase in the average commission per subscription in the year ended March 31, 2007 from the prior fiscal year was mainly due to the increase in the percentage of FOMA handsets, for which the average commission per subscription was approximately 11,000 yen higher than that of mova handsets, among the total number of handsets sold. In the year ended March 31, 2007, the average commission paid for FOMA subscription acquisition or FOMA handset sales was virtually unchanged while average commission paid for mova subscription acquisition or mova handset sales decreased in comparison with the prior fiscal year. We applied EITF 01-09 and therefore a portion of the sales commissions paid to agent resellers, including handset sales incentives, is recognized as a deduction from equipment sales revenues and selling, general and administrative expenses. Due to the migration of mova subscribers to FOMA services, gross sales commission before application of EITF 01-09 increased in the year ended March 31, 2007 compared with the prior fiscal year. However, because the increase in handset sales incentives exceeded the increase in gross sales commissions, net sales commissions after application of EITF 01-09 decreased in the year ended March 31, 2007. For the year ending March 31, 2008, we plan to control the gross and net amount of sales commissions at a lower level than that of the prior fiscal year through our efforts such as efficient operations of our sales channels and increase in sales of “FOMA 7 series” and “SIMPURE series”, which incur comparatively inexpensive handset sales incentives when sold.

Operating Income

In the year ended March 31, 2007, because both wireless service revenues and equipment sales increased, operating revenues increased. The incremental increase in operating expenses exceeded the incremental increase in operating revenues mainly due to the increase in cost of equipment sold, which was derived from the increase in the number of handsets sold after the introduction of the Mobile Number Portability. As a result, operating income decreased. The factors contributing to the decrease in operating income were as follows:

•

Although the decrease in ARPU caused by expansion of our rate discount programs continued, it was more than offset by the combination of the increase in our number of subscriptions as a consequence of new customer acquisitions, and the impact of recognition as revenues of the portion of “Nikagetsu Kurikoshi (two-month carry over) allowances that are projected to expire. As a result, cellular services revenues increased slightly; and

•

With the increase in the number of handsets sold after the introduction of the Mobile Number Portability, increase in cost of equipment sold, which exceeded the combination of increase in equipment sales and decrease in sales commissions, had a negative impact on the balance related to handset sales. The excess of such negative impact over the increase in cellular services revenues resulted in a decrease in operating income.

We expect the year ending March 31, 2008 to be another year of involvement for sustainable growth in the future. Although the market environment has become increasingly competitive after the introduction of the Mobile Number Portability, we will be engaged in the establishment of new revenue sources such as the credit services business, while continuing to maintain and expand our subscriber base and revenues by providing further benefits to our subscribers. We expect operating revenues to decrease and operating income to increase slightly in the year ending March 31, 2008 for the following reasons:

•

We expect cellular services revenues to decrease as the positive effect from our acquisition of new subscriptions will be more than offset by the decline in ARPU caused by the expansion of discount programs and penetration of the flat-rate billing plan for unlimited i-mode usage;

•

Although the migration of mova subscribers to FOMA services will continue, we expect that the demand for switching subscriptions due to the Mobile Number Portability will diminish and that the number of handsets sold will decrease accordingly. We also expect that the balance related to handset sales will improve when a decrease in cost of equipment sold and in sales commissions exceeds a decrease in equipment sales; and

•	We further expect that the above-mentioned improvement in the balance related to handset sales will more than offset the decrease in cellular services revenues.

Under these circumstances, we seek to further reinforce our core cellular business, secure new sources of revenues and reduce costs, in order to achieve sustainable growth.

We seek to reinforce our core business, while implementing customer-oriented operations, and maintaining and reinforcing our competitiveness by:

•	introducing subscriber-friendly billing plans and further improvement of after-sales services offered to our subscribers;

•	releasing new handsets which respond to customers’ demands; and

•	efficient expansion of network coverage, e.g., introducing more economical networking equipment.

We seek to secure new sources of revenues by:

•	increasing non-traffic revenues by further acquisition of “DCMX”, our mobile credit services using “Osaifu-Keitai”, subscriptions and promotion of its usage;

•	increasing packet communications revenues through introduction of new services which utilize high speed packet communication of HSDPA technology and promotion of services such as “i-channel”; and

•	increasing international services revenues through upgrade of international calling and roaming services and compatible handsets.

We seek to reduce costs by:

•	increasing sales of “FOMA 7 series” and “SIMPURE series”, which we expect will incur less cost of equipment sold and sales commissions;

•	saving on the development cost of FOMA handsets by developing collective specifications on single-chip LSI and operating system platforms and economized procurement from overseas handset vendors; and

•	reducing network costs through economized procurement, the design and installment of low-cost devices, and improvements in construction processes.

Other income and expenses

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company—B. Business Overview—Other Business Activities—Investments and Affiliations in Japan” and “—B. Business Overview—Global Businesses—International Investments and Licensing Agreements”. Where our investment is relatively small as a percentage of the investee’s issued and outstanding capital, we include the investment as “marketable securities and other investments” on our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. In some cases, the size of our investment as a percentage of the investee’s issued and outstanding capital or other indices of control make the investee our equity-method affiliate. We include equity in net gains or losses of affiliates in our consolidated income, but such amounts are not typically material to our consolidated net income. In the years ended March 31, 2002 and 2003, we experienced material impairments in the value of our investments in equity method affiliates that were included in equity in net losses of affiliates in our consolidated statements of income and comprehensive income for those years, and it is possible that we could experience material impairments with respect to our equity method investments again in the future. Please refer to “- Critical Accounting Policies—Impairment of investments”. We may also experience material gains or losses on the sale of our investments, as we did in the year ended March 31, 2006 with respect to our investments in Hutchison 3G UK Holdings Limited (“H3G UK”) and KPN Mobile N.V. (“KPN Mobile”). Please refer to “- Operating Results for the year ended March 31, 2006—Analysis of operating results for the year ended March 31, 2006 and comparison with the prior fiscal year”. As of March 31, 2007, the total carrying value of our investments in affiliates was 176.4 billion yen, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was 261.4 billion yen.

Operating Results for the year ended March 31, 2007

The following discussion includes analysis of our operating results for the year ended March 31, 2007. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
	2006	2007	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	51,144	52,621	1,477	2.9%
FOMA services (thousands)	23,463	35,529	12,066	51.4%
mova services (thousands)	27,680	17,092	(10,589)	(38.3)%
i-mode services (thousands)	46,360	47,574	1,214	2.6%
Market Share (%) (1)(2)	55.7	54.4	(1.3)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3)	6,910	6,700	(210)	(3.0)%
Voice ARPU (yen/month/contract) (4)	5,030	4,690	(340)	(6.8)%
Packet ARPU(yen/month/contract)	1,880	2,010	130	6.9%
MOU (FOMA+mova) (minutes/month/contract) (3)(5)	149	144	(5)	(3.4)%
Churn Rate (%) (2)	0.77	0.78	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data calculated including Communication Module Service subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	Inclusive of circuit switched data communications.
(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2006	2007	Increase (Decrease)	Change (%)
Operating Revenues :
Wireless services	¥4,295,856	¥4,314,140	¥18,284	0.4%
Cellular (FOMA+mova) services revenues	4,158,134	4,182,609	24,475	0.6%
- Voice revenues (6)	3,038,654	2,940,364	(98,290)	(3.2)%
Including: FOMA services	1,169,947	1,793,037	623,090	53.3%
- Packet communications revenues	1,119,480	1,242,245	122,765	11.0%
Including: FOMA services	613,310	971,946	358,636	58.5%
PHS services revenues	40,943	23,002	(17,941)	(43.8)%
Other revenues	96,779	108,529	11,750	12.1%

Equipment sales	470,016	473,953	3,937	0.8%

Total operating revenues	4,765,872	4,788,093	22,221	0.5%

Operating Expenses
Cost of services	746,099	766,960	20,861	2.8%
Cost of equipment sold	1,113,464	1,218,694	105,230	9.5%
Depreciation and amortization	737,066	744,122	7,056	1.0%
Impairment loss	1,071	1,216	145	13.5%
Selling, general and administrative	1,335,533	1,283,577	(51,956)	(3.9)%

Total operating expense	3,933,233	4,014,569	81,336	2.1%

Operating Income	832,639	773,524	(59,115)	(7.1)%
Other Income (Expense)(7)	119,664	(581)	(120,245)	—

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	952,303	772,943	(179,360)	(18.8)%
Income Taxes	341,382	313,679	(27,703)	(8.1)%

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	610,921	459,264	(151,657)	(24.8)%
Equity in net losses of affiliates	(364)	(1,941)	(1,577)	(433.2)%
Minority interests in earnings of consolidated subsidiaries	(76)	(45)	31	40.8%

Net Income	¥610,481	¥457,278	¥(153,203)	(25.1)%

(6)	Inclusive of circuit switched data communications.
(7)	Inclusive of an aggregate gain on sales of H3G UK and KPN Mobile shares of 101,992 million yen in the year ended March 31, 2006.

Analysis of operating results for the year ended March 31, 2007 and comparison with the prior fiscal year

As of March 31, 2007, the number of our cellular (FOMA+mova) subscriptions reached 52.62 million and increased by 1.48 million (2.9%) from 51.14 million at the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions will decelerate in the future as the growth rate of cellular subscriptions declines due to the maturity of the market in Japan. The number of FOMA subscriptions increased by 12.07 million (51.4%) to 35.53 million as of March 31, 2007 from 23.46 million at the end of the prior fiscal year. On the other hand, the number of mova subscriptions, which has decreased since the year ended March 31, 2004, decreased by 10.59 million (38.3%) to 17.09 million as of March 31, 2007 from 27.68 million as of the end of the prior fiscal year. We expect that the migration of mova subscribers to FOMA services will continue hereafter. Our market share decreased by 1.3 point to 54.4% as of March 31, 2007 from 55.7% as of March 31, 2006. The number of i-mode subscriptions increased by 1.21 million (2.6%) to 47.57 million as of March 31, 2007 from 46.36 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by 210 yen (3.0%) to 6,700 yen in the year ended March 31, 2007 from 6,910 yen in the prior fiscal year. While voice ARPU decreased by 340 yen (6.8%) to 4,690 yen in the year ended March 31, 2007 from 5,030 yen in the prior fiscal year, packet ARPU increased by 130 yen (6.9%) to 2,010 yen in the year ended March 31, 2007 from 1,880 yen in the prior fiscal year. This trend was attributable to a decrease in MOU following further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. The shrinking trend of ARPU also resulted from our introduction of billing arrangements with reduced or flat rates intended to maintain our current subscribers, an increase in number of subscribers who subscribe to discount programs, and the increase in the number of FOMA billing plans that can be combined with our flat-rate packet billing plan for unlimited i-mode usage. The MOU (FOMA+mova) decreased by 5 minutes to 144 minutes from 149 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 0.77% and 0.78% in the years ended March 31, 2006 and 2007, respectively. The churn rate increased by 0.01 point due to the introduction of the Mobile Number Portability. The churn rate after the introduction of the Mobile Number Portability was at a higher level than that before its introduction. Although the excess of the number of our subscribers who switched their subscriptions to other network operators through the Mobile Number Portability over the number of subscribers who switched to us had an adverse impact on our net additional subscriptions, we have evaluated the overall impact of the Mobile Number Portability on our results of operations and financial position as limited during the year ended March 31, 2007. We believe that, due to various factors, such as the availability of i-mode, the implementation of competitive billing arrangements, customer confidence in our network and services and the introduction of new services, our churn rate has been lower than that of other operators. However, no assurance can be given that our churn rate will decline or remain low.

In the year ended March 31, 2007, we implemented various measures to retain and expand our subscriber base, such as the introduction of a new packet billing plan which enables subscribers to access internet websites in addition to i-mode sites or to browse video clips at a flat-rate, the launch of HSDPA services, releases of attractive FOMA series handset lineups and the expansion of FOMA coverage area, both indoors and outdoors. These measures resulted in the acquisition of new subscriptions and contributed to a net increase in the number of subscriptions. However, the downward trend of ARPU continued for the year ended March 31, 2007. We expect that the downward trend of ARPU will continue for the near term. We expect that these implementations will contribute to migrating current mova subscribers to and acquiring new subscriptions for our FOMA services, which in turn will promote packet usage, which we expect to have a positive effect on revenues from FOMA services in the future.

Operating revenues increased by 22.2 billion yen (0.5%) to 4,788.1 billion yen for the year ended March 31, 2007 from 4,765.9 billion yen in the prior fiscal year. Wireless services revenues increased by 18.3 billion yen (0.4%) to 4,314.1 billion yen from 4,295.9 billion yen in the prior fiscal year. As a result, wireless services accounted for 90.1% of operating revenues in the year ended March 31, 2007, maintaining the same level from the prior fiscal year. The increase in wireless services revenues resulted from the excess of the increase in cellular (FOMA+mova) services revenues and other revenues, the former of which was derived from an increase in the number of cellular subscriptions and our recognition as revenue of the portion of “Nikagetsu Kurikoshi”

(two-month carry over) allowance that are projected to expire, over the decrease in revenues from PHS services, which we already decided to terminate. The increase in cellular services revenues was a net of a decrease in voice revenues, by 98.3 billion yen (3.2%) to 2,940.4 billion yen from 3,038.7 billion yen in the prior fiscal year, and an increase in packet communications revenues, by 122.8 billion yen (11.0%) to 1,242.2 billion yen from 1,119.5 billion yen in the prior fiscal year. This result demonstrated an increase in revenues from packet usage due to a large number of subscribers using i-mode services instead of voice calls, and penetration of our flat-rate packet billing plan for unlimited i-mode usage and services such as “i-channel”, through which we intend to promote i-mode usage. Voice revenues from FOMA services increased by 623.1 billion yen (53.3%) to 1,793.0 billion yen from 1,169.9 billion yen in the prior fiscal year and packet communications revenues also increased by 358.6 billion yen (58.5%) to 971.9 billion yen, from 613.3 billion yen in the prior fiscal year. PHS services revenues decreased by 17.9 billion yen (43.8%) to 23.0 billion from 40.9 billion yen in the prior fiscal year and represented 0.5% of total wireless services revenues. Equipment sales increased by 3.9 billion yen (0.8%) to 474.0 billion yen for the year ended March 31, 2007 from 470.0 billion yen in the prior fiscal year because of the increase in the number of handsets sold after the introduction of the Mobile Number Portability.

Operating expenses increased by 81.3 billion yen (2.1%) to 4,014.6 billion yen in the year ended March 31, 2007 from 3,933.2 billion yen in the prior fiscal year. This increase resulted mainly from an increase in cost of equipment sold, by 105.2 billion yen (9.5%) to 1,218.7 billion yen for the year ended March 31, 2007 from 1,113.5 billion yen for the prior fiscal year, due to the increase in the number of handsets sold after the introduction of the Mobile Number Portability. Cost of services increased by 20.9 billion yen (2.8%) to 767.0 billion yen for the year ended March 31, 2007 from 746.1 billion yen in the prior fiscal year, due to an increased number of FOMA base stations installed. Depreciation and amortization increased by 7.1 billion yen (1.0%) to 744.1 billion yen for the year ended March 31, 2007 from 737.1 billion yen in the prior fiscal year, reflecting active capital expenditures on the FOMA network in recent years.

The percentage of operating expenses to operating revenues increased to 83.8% in the year ended March 31, 2007 from 82.5% in the prior fiscal year. The escalation of this expense-to-revenue ratio resulted mainly from the increase in cost of equipment sold after the introduction of the Mobile Number Portability.

As a result of the foregoing, our operating income decreased by 59.1 billion yen (7.1%) to 773.5 billion yen in the year ended March 31, 2007 from 832.6 billion yen in the prior fiscal year.

Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments, and foreign exchange gains and losses. We accounted for 0.6 billion yen as other expense in the year ended March 31, 2007. Due to an adverse impact of the aggregate gains of 102.0 billion yen on the sale of H3G UK shares and KPN Mobile shares during the year ended March 31, 2006, other income decreased by 120.2 billion from other income of 119.7 billion in the year ended March 31, 2006.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries decreased by 179.4 billion yen (18.8%) to 772.9 billion yen in the year ended March 31, 2007 from 952.3 billion in the prior fiscal year.

Income taxes were 313.7 billion yen in the year ended March 31, 2007 and 341.4 billion yen in the prior fiscal year, representing effective tax rates of approximately 40.6% and 35.9%, respectively. We are subject to a number of different taxes in Japan, including corporate income tax, corporate enterprise tax and corporate inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 40.9% for the both years ended March 31, 2007 and 2006. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The government also introduced an arrangement where we can deduct from taxable income the amount equivalent to 10% of acquisition cost of certain IT related assets up to the amount equivalent to 20% of corporate income tax for the three years started April 1, 2003 (“IT investment promotion tax incentive”) and another arrangement where we can deduct a certain amount of investments in IT systems effective April 1, 2006 (“IT infrastructure tax incentive”). The difference between our effective tax rate and statutory tax rate in the year ended March 31, 2006 arose primarily from such special tax allowances. In the year ended March 31, 2006, our effective tax rate became lower than our statutory tax rate as we were able to realize the tax benefits of the special tax allowances generated during the year ended March 31, 2006, and a portion of those carried forward from the prior fiscal year which had previously been reserved. For the year ended March 31, 2007, the difference between the effective tax rate and the statutory tax rate shrunk due to the effect of expiration of the IT investment promotion tax incentive on March 31, 2006 and the limited tax benefit in amount derived from the IT infrastructure tax incentive.

Equity in net losses of affiliates increased to 1.9 billion yen for the year ended March 31, 2007 from 0.4 billion yen for the prior fiscal year.

As a result of the foregoing, we recorded net income of 457.3 billion yen in the year ended March 31, 2007, a decrease of 153.2 billion (25.1%) from 610.5 billion yen in the prior fiscal year.

Operating Results for the year ended March 31, 2006

The following discussion includes analysis of our operating results for the year ended March 31, 2006. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
	2005	2006	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	48,825	51,144	2,319	4.7%
FOMA services (thousands)	11,501	23,463	11,963	104.0%
mova services (thousands)	37,324	27,680	(9,644)	(25.8)%
i-mode services (thousands)	44,021	46,360	2,339	5.3%
Market Share (%) (1)(2)	56.1	55.7	(0.4)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3) (4)	7,200	6,910	(290)	(4.0)%
Voice ARPU (yen/month/contract) (5)	5,330	5,030	(300)	(5.6)%
Packet ARPU(yen/month/contract)	1,870	1,880	10	0.5%
MOU (FOMA+mova) (minutes/month/contract) (3)(6)	151	149	(2)	(1.3)%
Churn Rate (%) (2)	1.01	0.77	(0.24)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscriptions.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	ARPU figures for the year ended March 31, 2006 include revenues from international services while those for the prior fiscal year do not. ARPU from international services for the year ended March 31, 2005 was 20 yen.
(5)	Inclusive of circuit switched data communications.
(6)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2005	2006	Increase (Decrease)	Change (%)
Operating Revenues :
Wireless services	¥4,296,537	¥4,295,856	¥(681)	(0.0)%
Cellular (FOMA+mova) services revenues (7)	4,146,973	4,158,134	11,161	0.3%
- Voice revenues (8)	3,086,275	3,038,654	(47,621)	(1.5)%
Including: FOMA services (9)	514,702	1,169,947	655,245	127.3%
- Packet communications revenues	1,060,698	1,119,480	58,782	5.5%
Including: FOMA services (9)	260,671	613,310	352,639	135.3%
PHS services revenues	60,288	40,943	(19,345)	(32.1)%
Other revenues	89,276	96,779	7,503	8.4%

Equipment sales	548,073	470,016	(78,057)	(14.2)%

Total operating revenues	4,844,610	4,765,872	(78,738)	(1.6)%

Operating Expenses
Cost of services	740,423	746,099	5,676	0.8%
Cost of equipment sold	1,122,443	1,113,464	(8,979)	(0.8)%
Depreciation and amortization	735,423	737,066	1,643	0.2%
Impairment loss	60,399	1,071	(59,328)	(98.2)%
Selling, general and administrative	1,401,756	1,335,533	(66,223)	(4.7)%

Total operating expense	4,060,444	3,933,233	(127,211)	(3.1)%

Operating Income	784,166	832,639	48,473	6.2%
Other Income (Expense) (10)	504,055	119,664	(384,391)	(76.3)%

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	1,288,221	952,303	(335,918)	(26.1)%
Income Taxes	527,711	341,382	(186,329)	(35.3)%

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries:	760,510	610,921	(149,589)	(19.7)%
Equity in net losses of affiliates (11)	(12,886)	(364)	12,522	—
Minority interests in earnings of consolidated subsidiaries	(60)	(76)	(16)	—

Net Income	¥747,564	¥610,481	¥(137,083)	(18.3)%

(7)	From the year started April 1, 2005, Quickcast services revenues, which had been presented separately in the past, were included in “Other revenues,” and international services revenues, which had been previously included in “Other revenues,” were included in “Cellular (FOMA+mova) services revenues”. The results for the year ended March 31, 2005 were restated to conform to the presentation for the subsequent fiscal year. However, international services revenues related to FOMA services were not included in FOMA services revenues for the year ended March 31, 2005 because such information was not previously maintained.
(8)	Inclusive of circuit switched data communications.
(9)	The amount of “Voice revenues” and “Packet communications revenues” of FOMA services for the year ended March 31, 2006 without the above adjustments related to international services revenues was 1,156,414 million yen and 612,090 million yen, respectively.

(10)	Inclusive of an aggregate gain on sales of H3G UK and KPN Mobile shares of 101,992 million yen, and a gain on sales of AT&T Wireless Services, Inc. (“AT&T Wireless”) shares of 501,781 million yen in the years ended March 31, 2006 and 2005, respectively.
(11)	Inclusive of impairment in investment in affiliates of 8,612 million yen in the year ended March 31, 2005.

Analysis of operating results for the year ended March 31, 2006 and comparison with the prior fiscal year

As of March 31, 2006, the number of our cellular (FOMA+mova) subscriptions reached 51.14 million and increased by 2.32 million (4.7%) from 48.82 million at the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions decelerate in the future as the growth rate of cellular subscriptions declines in Japan. The number of FOMA subscriptions increased by 11.96 million (104.0%) to 23.46 million as of March 31, 2006 from 11.50 million at the end of the prior fiscal year. On the other hand, the number of mova subscriptions, which has decreased since the year ended March 31, 2004, decreased by 9.64 million (25.8%) to 27.68 million as of March 31, 2006 from 37.32 million as of the end of prior fiscal year. Our market share decreased by 0.4 point to 55.7% as of March 31, 2006 from 56.1% as of the end of the prior fiscal year. The number of i-mode subscriptions increased by 2.34 million (5.3%) to 46.36 million as of March 31, 2006 from 44.02 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by 290 yen (4.0%) to 6,910 yen in the year ended March 31, 2006 from 7,200 yen in the prior fiscal year. While voice ARPU decreased by 300 yen (5.6%) to 5,030 yen in the year ended March 31, 2006 from 5,330 yen in the prior fiscal year, packet ARPU increased by 10 yen (0.5%) to 1,880 yen in the year ended March 31, 2006 from 1,870 yen in the prior fiscal year. This trend was attributable primarily to an increase in subscribers who subscribe to discount programs, further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. The MOU (FOMA+mova) decreased by 2 minutes to 149 minutes from 151 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 1.01% and 0.77% in the years ended March 31, 2005 and 2006, respectively.

In the year ended March 31, 2006, we implemented various measures to retain our subscribers, such as the introduction of simplified and easy to understand billing plans common to FOMA and mova services, the expansion of our “Family Discount” plan and our flat-rate billing plan for unlimited i-mode usage, upgrade of point loyalty programs, releases of attractive FOMA series handset lineups and the expansion of FOMA coverage area, both indoors and outdoors. These measures resulted in further decline of our low churn rate and contributed to net increase in the number of subscriptions. However, these measures have also had an adverse impact on ARPU.

Operating revenues decreased by 78.7 billion yen (1.6%) to 4,765.9 billion yen for the year ended March 31, 2006 from 4,844.6 billion yen in the prior fiscal year. While wireless service revenues maintained an equivalent level, at 4,295.9 billion yen from 4,296.5 billion yen in the prior fiscal year, equipment sales decreased by 78.1 billion yen (14.2%) to 470.0 billion yen from 548.1 billion yen in the prior fiscal year. As a result, wireless services accounted for 90.1% of operating revenues in the year ended March 31, 2006 compared to 88.7% in the prior fiscal year. Cellular (FOMA+mova) services revenues increased slightly from the prior fiscal year because the positive effect from the net increase in subscriptions exceeded the negative effect from the decline in ARPU. However, the decline in revenues from PHS services, which we already decided to terminate in the near term, offset the increased revenues from cellular (FOMA+mova) services, and kept total wireless services revenues at a level equivalent to that of the prior fiscal year. The slight increase in cellular service revenues was a combination of a decrease in voice revenues, by 47.6 billion yen (1.5%) to 3,038.7 billion yen from 3,086.3 billion yen in the prior fiscal year, and an increase in packet communications revenues, by 58.8 billion yen (5.5%) to 1,119.5 billion yen from 1,060.7 billion yen in the prior fiscal year. This result demonstrated an increase in revenues from packet usage due to a large number of subscribers using i-mode services instead of voice calls, and the introduction of new services such as “i-channel”, through which we intend to promote i-mode usage. Voice revenues from FOMA services doubled to 1,169.9 billion yen, inclusive of international service revenues, from 514.7 billion yen in the prior fiscal year and packet communications revenues also more than doubled to 613.3 billion yen, inclusive of international service revenues, from 260.7 billion yen in the prior fiscal year. PHS services revenues decreased by 19.3 billion yen (32.1%) to 40.9 billion yen from 60.3 billion yen in the prior fiscal year and represented 1.0% of total wireless services revenues. Equipment sales decreased by 78.1 billion yen (14.2%) to 470.0 billion yen for the year ended March 31, 2006 from 548.1 billion yen in the prior fiscal year because of a decline in the number of handsets sold. We believe that the decline in the sales of handsets arose from the decrease in our number of newly acquired subscriptions, as well as from our campaign to slow down the handset upgrading cycle and to improve customer services such as providing members of “DoCoMo Premier Club” with free-of-charge battery packs.

Operating expenses decreased by 127.2 billion yen (3.1%) to 3,933.2 billion yen in the year ended March 31, 2006 from 4,060.4 billion yen in the prior fiscal year. This decrease resulted mainly from a decrease in sales, general and administrative expenses, including sales commissions, of 66.2 billion yen (4.7%) due to a decline in the number of handsets sold as well as the effect of an impairment loss, of 60.4 billion yen, of PHS related assets recorded in the prior fiscal year. Cost of services increased by 5.7 billion yen (0.8%), due to an increased number of cellular base stations installed. Depreciation and amortization increased by 1.6 billion yen (0.2%) to 737.1 billion yen for the year ended March 31, 2006 from 735.4 billion yen in the prior fiscal year owing to the effect of shortened useful lives of assets associated with the renewal of our internal IT systems.

The percentage of operating expenses to operating revenues improved to 82.5% in the year ended March 31, 2006 from 83.8% in the prior fiscal year. Although a decrease in equipment sales owing to a decline in the number of handsets sold exceeded the decrease in sales, general and administrative expenses, the effect of an impairment loss of PHS related assets recorded in the prior fiscal year contributed to the improvement in operating income margin.

As a result of the foregoing, our operating income increased by 48.5 billion yen (6.2%) to 832.6 billion yen in the year ended March 31, 2006 from 784.2 billion yen in the prior fiscal year.

Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments, and foreign exchange gains and losses. We accounted for 119.7 billion yen as other income in the year ended March 31, 2006. In June 2005, we completed the sale of all of our 20% holding of H3G UK shares based on the Sales and Purchase Agreement signed with Hutchison Whampoa Limited (“HWL”) in May 2004 and recorded “Gain on sale of affiliate shares” of 62.0 billion yen, including a reclassification of foreign currency translation of 38.2 billion yen. In October 2005, we also sold all of our 2.2% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), its parent company, and recorded a gain on a sale of investment securities of 40.0 billion yen, including a foreign currency translation adjustment of 25.6 billion yen, as a gain on sale of other investments. As part of the sale of our remaining interest in KPN Mobile, we also recognized a non-cash charge of 14.1 billion yen to operating expenses for the excess of fair value of KPN Mobile shares over the actual amount of cash received which we regard as the consideration of the benefits from the arrangement. Other income in the year ended March 31, 2006 decreased by 384.4 billion yen (76.3%) from 504.1 billion yen in the prior fiscal year, during which we sold the shares of AT&T Wireless for 501.8 billion yen.

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries decreased by 335.9 billion yen (26.1%) to 952.3 billion yen in the year ended March 31, 2006 from 1,288.2 billion yen in the prior fiscal year.

Income taxes were 341.4 billion yen in the year ended March 31, 2006 and 527.7 billion yen in the prior fiscal year, representing effective tax rates of approximately 35.9% and 41.0%, respectively. We are subject to a number of different taxes in Japan, including corporate income tax, enterprise tax and inhabitant income taxes, which, in the aggregate, amounted to a statutory tax rate of approximately 40.9% for both the years ended March 31, 2006 and 2005. The Japanese government introduced special tax allowances such as R&D investment tax incentive. The government also introduced IT investment promotion tax incentive for the three years started April 1, 2003. The difference between our effective tax rate and statutory tax rate arose primarily from such special tax allowances. The difference was limited in the year ended March 31, 2005, because of a decrease in our taxable income due to the tax loss generated by the realization of the impairment of our investment in AT&T Wireless. In the year ended March 31, 2006, our effective tax rate became lower than our statutory tax rate as we were able to realize the tax benefits of R&D investment tax incentive and IT investment promotion tax incentive generated during the year ended March 31, 2006, and a portion of those carried forward from the prior fiscal year which had previously been reserved.

Equity in net losses of affiliates decreased to 0.4 billion yen for the year ended March 31, 2006 from 12.9 billion yen for the prior fiscal year. We recorded an impairment charge of 8.6 billion yen, related to our evaluation of Hutchison Telephone Company Limited (“HTCL”) for the year ended March 31, 2005.

As a result of the foregoing, we recorded net income of 610.5 billion yen in the year ended March 31, 2006, a decrease of 137.1 billion yen (18.3%) from 747.6 billion yen in the prior fiscal year.

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

Our PHS business segment includes PHS service and the related equipment sales. Our miscellaneous businesses segment includes credit payment services, public wireless LAN services, Quickcast (paging) services and other miscellaneous services, the aggregate revenues or assets of which are not significant in amount. Effective from the year starting April 1, 2005, we partly changed our segment configuration as follows: “Quickcast business”, which was presented separately in the past, is reclassified to “Miscellaneous businesses”, and international services, which were previously classified as “Miscellaneous businesses”, are reclassified to “Mobile phone business”.

Mobile phone business segment

In the year ended March 31, 2007, operating revenues from our mobile phone business segment increased by 35.9 billion yen (0.8%) to 4,718.9 billion yen from 4,683.0 billion yen in the prior fiscal year. Cellular

(FOMA+mova) services revenues, which are revenues from voice and packet communications of mobile phone services, increased by 24.5 billion yen (0.6%) to 4,182.6 billion yen from 4,158.1 billion yen in the prior fiscal year. Equipment sales revenues increased for the year ended March 31, 2007 from the prior fiscal year as the number of handsets sold increased compared to the prior fiscal year. Revenues from our mobile phone business segment represented 98.2% and 98.5% of total operating revenues for the years ended March 31, 2006 and 2007, respectively. Operating expenses in our mobile phone business segment increased by 76.6 billion yen (2.0%) to 3,915.2 billion from 3,838.6 billion yen in the prior fiscal year. As a result, operating income from our mobile phone business segment decreased by 40.8 billion yen (4.8%) to 803.7 billion yen from 844.4 billion yen in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the year ended March 31, 2007”, which were discussed above.

PHS business segment

Considering the outlook for our PHS business, we ceased accepting new subscriptions for the PHS services at the end of April 2005. We also officially decided to terminate the PHS services effective January 7, 2008. The number of PHS services subscriptions as of March 31, 2007 was 453 thousand, decreased by 318 thousand (41.2%) from 771 thousand at the end of the prior fiscal year. Operating revenues in the PHS business segment decreased by 18.3 billion yen (43.9%) to 23.4 billion yen in the year ended March 31, 2007 from 41.7 billion yen in the prior fiscal year. Revenues from our PHS business segment represented 0.5% and 0.9% of total operating revenues in the years ended March 31, 2007 and 2006, respectively. Operating expenses in the PHS business segment decreased by 12.4 billion yen (24.2%) to 38.8 billion yen from 51.2 billion in the prior fiscal year. As a result, operating loss in the PHS business segment for the year ended March 31, 2007 increased to 15.4 billion yen from 9.5 billion yen in the prior fiscal year. The decrease in both operating revenues and operating expenses of our PHS business segment was primarily due to a decrease in the number of PHS subscriptions. We recorded an impairment of long-lived assets related to the PHS business that amounted to 60.4 billion yen in the year ended March 31, 2005, which was deducted from assets and recorded in operating expenses of the PHS business segment. In the years ended March 31, 2006 and 2007, we also recorded an impairment loss of 1.1 billion yen and 1.2 billion yen, respectively, which represented the minimum maintenance capital expenditures for our PHS services made during the relevant fiscal year.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by 4.7 billion yen (11.3%) to 45.8 billion yen in the year ended March 31, 2007, which represented 1.0% of total operating revenues, from 41.1 billion yen in the prior fiscal year. The increase was mainly due to an increase in revenues from businesses such as advertisement, development, sales and maintenance of IT systems, and staffing services. Operating expenses from our miscellaneous businesses increased by 17.1 billion yen (39.3%) to 60.6 billion yen from 43.5 billion yen in the prior fiscal year. The increase was mainly due to an increase in expenses related to our credit payment services. As a result, operating loss from our miscellaneous businesses worsened to 14.8 billion yen from 2.3 billion yen in the prior fiscal year. We terminated our Quickcast services on March 31, 2007.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We currently estimate that the impact of the application of FIN 48 on our results of operations and financial position will be immaterial.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We currently estimate that the impact of the adoption of SFAS No. 157 on our results of operations and financial position will be immaterial.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 amends the guidance in SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 158 requires an employer who sponsors defined benefit pension and other postretirement benefit plans to recognize the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet. SFAS No. 158 also requires the employer to measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end, and to recognize subsequent changes in the funded status as a component of accumulated other comprehensive income in shareholders’ equity. SFAS No.158 is effective for fiscal years ended after December 15, 2006 and we adopted recognition and related disclosure provisions of SFAS No.158 in the year ended March 31, 2007. The adoption of SFAS No. 158 did not have any impact on our results of operations. See Note 17 “Employees’ retirement benefits” for further discussion.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the Board of Directors and certain executive meetings to express their opinion and are under a statutory duty to oversee the administration of our affairs by our Directors and to examine our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular and PHS businesses, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost, and are depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses in the years ended March 31, 2005, 2006 and 2007 were 735.4 billion yen, 737.1 billion yen and 744.1 billion yen, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at six to 15 years. The estimated useful life of our internal-use software is set at five years. If technological or other changes occur more rapidly or in a different form than anticipated, or new laws or regulations are enacted, or the intended use changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.

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

In the year ended March 31, 2005, because our forecast of net cash flows from our PHS business turned out to be negative, we recognized an impairment loss on PHS related long-lived assets, writing down all the assets totaling 60.4 billion yen. We recognized another impairment loss of 1.1 billion yen and 1.2 billion yen in the years ended March 31, 2006 and 2007, respectively, when we also wrote-down the entire carrying value of long-lived assets related to the PHS business which we acquired to minimally maintain the provision of PHS services during the relevant fiscal period.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under either the equity method, cost adjusted for fair value method or cost method, as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the investments in affiliates was 176.4 billion yen, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was 261.4 billion yen as of March 31, 2007. Equity method and cost method accounting require that we assess if a decline in value or an associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:

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

As a result of such evaluations, we determined that there were other than temporary declines in value, below its carrying value, of investment in HTCL, our investee affiliate, and recorded an impairment charge of 8.6 billion yen in the year ended March 31, 2005. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge is included in equity in losses of affiliates in our consolidated statements of income and comprehensive income. In the year ended March 31, 2006, we determined that there was no other than temporary declines in the values of our investee affiliates. In the year ended March 31, 2007, although we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates, the impairment charges were immaterial in amount. In the years ended March 31, 2005, 2006 and 2007, we recorded impairment charges accompanying with other than temporary declines in the values of certain investments which were classified as marketable securities or equity securities using the cost method. However, the impairment charges did not have a material impact on our results of operations and financial position.

While we believe that the remaining carrying values of our affiliate investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

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

Assumptions for actuarially determined pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. We also participate in a contributory defined benefit welfare pension plan sponsored by NTT group (“NTT Plan”).

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

The discount rates used in determination of the projected benefit obligations as of March 31, 2006 and 2007, and expected long-term rates of return on plan assets for the years ended March 31, 2006 and 2007 are as follows:

	Years ended March 31
	2006	2007
Non-contributory defined benefit pension plan
Discount rate	2.0%	2.2%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 17%	Approximately 3%

NTT Plan
Discount rate	2.0%	2.2%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 14%	Approximately 3%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2006 and 2007 was 188.9 billion yen and 183.0 billion yen, respectively. The amount of projected benefit obligations of the NTT Plan as of March 31, 2006 and 2007, based on actuarial computations which covered only DoCoMo employees’ participation, was 132.0 billion yen and 131.4 billion yen, respectively. The amount is subject to a substantial change due to differences in actual experience or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT Plan as of March 31, 2007 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income, net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(10.2)/10.8	0.0/0.9	6.1/(5.8)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4)/0.4	—
NTT Plan
0.5% increase/decrease in discount rate	(17.6)/20.4	0.1/0.6	10.5/(11.7)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.5)/0.4	—

Please also refer to Note 17 “Employees’ retirement benefits” for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct costs, to the extent of the activation fee amount, are also being deferred and amortized over the same period. While this policy does not have any material impact on our net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the subscription period over which such fees and costs are amortized. Factors that affect our estimate of the subscription period over which such fees and costs are amortized include subscriber churn rate and newly introduced or anticipated competing products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. In the years ended March 31, 2005, 2006 and 2007, we recognized deferred activation fees of 58.9 billion yen, 54.6 billion yen and 45.2 billion yen, respectively, as well as corresponding amounts of related deferred costs. As of March 31, 2007, remaining unrecognized deferred activation fees were 111.6 billion yen.

B. Liquidity and Capital Resources.

Cash Requirements

Our cash requirements for the year ending March 31, 2008 include money needed to expand our FOMA infrastructure around Japan, to invest in other facilities, and to make payments related to interest bearing liabilities and other contractual obligations. We believe that available reserves of our cash and cash equivalents, and expected cash from operations will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We also expect to obtain external financing, if necessary, for other opportunities, such as new business activities, acquisitions, joint ventures or other investments, through borrowing or the issuance of debt or equity securities. However, additional debt, equity or other financing may be required if we have underestimated our capital or other expenditure requirements, or overestimated our future cash flows. There can be no assurance that such financing will be available on commercially acceptable terms or in a timely manner.

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

Our capital expenditures in the year ended March 31, 2007 increased from the prior fiscal year. We implemented various measures to enhance our competitiveness prior to the introduction of the Mobile Number Portability, which included further expansion of the coverage areas of FOMA services and buildup of FOMA network capacity to respond to the increase in traffic demand. Specifically, we added approximately 11,700 outdoor base stations for our FOMA services during the year ended March 31, 2007, for an aggregate of approximately 35,700 installed base stations as of March 31, 2007. We also promoted the installment of indoor systems for our FOMA services to complete coverage of approximately 10,400 facilities as of March 31, 2007. On the other hand, we were involved with cost saving efforts such as economized procurement, design and installment of low-cost devices, and improvements in construction processes.

Total capital expenditures for the years ended March 31, 2005, 2006 and 2007 were 861.5 billion yen, 887.1 billion yen and 934.4 billion yen, respectively. In the year ended March 31, 2007, 71.2% of capital expenditures were used for construction of the FOMA network, 2.0% for construction of the second generation mova network, 10.5% for other cellular facilities and equipment, 0.1% for construction of the PHS network and 16.2% for general capital expenditures such as internal IT system. By comparison, in the prior fiscal year, 67.9% of capital expenditures were used for construction of the FOMA network, 4.1% for the mova network, 12.5% for other cellular facilities and equipment, 0.1% for construction of the PHS network and 15.4% for general capital expenditures.

In the year ending March 31, 2008, we expect total capital expenditures to be 750.0 billion yen, of which approximately 69.1% will be for the FOMA network, 1.1% for the mova network, 11.3% for other cellular facilities and equipment, 0.0% for the PHS network and 18.5% for general capital expenditures, which we expect to finance with our expected cash from operations and available cash reserves. Virtually all of these capital investments will take place in Japan. According to our current FOMA network construction schedule, we plan to shift our focus from coverage expansion to quality enhancement, including network quality improvement in response to requests from subscribers, increase in network capacity to answer an increase in data traffic demand and penetration of our flat-rate packet billing plan, and expansion of HSDPA service areas (to cover 90% of the population).

We currently expect that capital expenditures for the subsequent few fiscal years will be at a lower level primarily because capital expenditures related to expanding, maintaining and upgrading our FOMA network already peaked in the prior fiscal year resulting in an expected decrease in the subsequent fiscal years.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2007, we had 602.9 billion yen in long-term debt, including current maturities, primarily in corporate bonds and loans from financial institutions, compared to 792.3 billion yen as of the end of the prior fiscal year. We did not implement any long-term financing in either of the years ended March 31, 2005, 2006, or 2007, during which we repaid 146.7 billion yen, 150.3 billion yen and 193.7 billion yen of long-term debt, respectively.

Of our long-term debt outstanding as of March 31, 2007, 114.0 billion yen, including current portion, was unsecured indebtedness to banks, insurance companies and other financial institutions at fixed interest rates of 0.8% - 1.5% and with maturities currently from the year ending March 31, 2008 through 2013. As of March 31, 2007, we also had 488.9 billion yen in unsecured bonds due from the year ending March 31, 2008 to 2012 with coupon rates of 0.7%-3.5%. We have sought to level out our repayment requirements. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

As of May 31, 2007, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On May 21, 2007, Standard & Poor’s upgraded our long-term issue and issuer credit ratings from AA- to AA. Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	rating	Outlook
Moody’s	Long Term Obligation Raging	Aa1	Stable
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Stable
Standard & Poor’s	Long-Term Issue Credit Rating	AA	—
Japan Credit Rating Agency Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc	Issuer Rating	AA+	Stable

None of our debt obligations has ever had a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
Category of Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt
Unsecured Bonds	¥488,863	¥110,005	¥49,200	¥329,658	¥—
Unsecured Loans	114,000	21,000	55,000	23,000	15,000
Capital Leases	7,829	2,520	4,163	1,037	109
Operating Leases	24,538	2,356	3,672	2,848	15,662
Other Contractual Obligations	120,155	119,737	373	45	—

Total	¥755,385	¥255,618	¥112,408	¥356,588	¥30,771

*	The amount of contractual obligations, which is immaterial in amount or of which the timing of payments are uncertain, is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, commitments to purchase services and commitments to acquire equity securities. As of March 31, 2007, we had committed 44.5 billion yen for property and equipment, 27.0 billion for inventories and 48.7 billion yen for other purchase commitments.

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

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2005, 2006 and 2007:

	Years ended March 31
	2005	2006	2007
	(millions of yen)
Net cash provided by operating activities	¥1,181,585	¥1,610,941	¥980,598
Net cash used in investing activities	(578,329)	(951,077)	(947,651)
Net cash used in financing activities	(672,039)	(590,621)	(531,481)

Net increase (decrease) in cash and cash equivalents	(68,078)	70,772	(497,662)
Cash and cash equivalents at beginning of year	838,030	769,952	840,724

Cash and cash equivalents at end of year	¥769,952	¥840,724	¥343,062

Analysis of cash flows for the year ended March 31, 2007 and comparison with the prior fiscal year

For the year ended March 31, 2007, our net cash provided by operating activities was 980.6 billion yen, a decrease by 630.3 billion yen (39.1%) from 1,610.9 billion yen in the prior fiscal year. Net cash provided by operating activities decreased due mainly to the following;

•

an increase in the payment of income taxes to 359.9 billion yen from 182.9 billion yen and a decrease in the collection of income taxes receivable to 0.9 billion yen from 93.1 billion yen in the prior fiscal year, when deferred tax assets from the impairment of our investment in AT&T Wireless were realized; and

•	Because the bank was closed on the end of March, which fell on a weekend, our cash reception of 210.0 billion yen including cellular revenues was deferred to the following month.

Net cash used in investing activities was 947.7 billion yen, which consisted mainly of expenditures of 948.7 billion yen for purchases of fixed assets and of 41.9 billion yen for strategic investments, offset by proceeds of 50.7 billion yen mainly from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used decreased by 3.4 billion yen (0.4%) from 951.1 billion yen used in the prior fiscal year. The slight decrease in the net cash used consisted mainly of the following:

•	expenditures for purchases of fixed assets increased to 948.7 billion yen from 833.9 billion yen in the prior fiscal year;

•

proceeds from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes decreased to 50.7 billion yen from 149.0 billion yen in the prior fiscal year, and

•	purchases of non-current investments decreased to 41.9 billion yen from 292.6 billion yen in the prior fiscal year.

During the year ended March 31, 2007, in order to prepare for the introduction of the Mobile Number Portability, we actively invested in telecommunications facilities and equipment to expand the network coverage of FOMA services and to enhance its network reliability and capacity against the growth of traffic demand.

Net cash used in financing activities was 531.5 billion yen, primarily from the repayment of 193.7 billion yen for long-term debt, dividend payments of 176.9 billion yen and payments of 157.2 billion yen for the acquisition of treasury stock. The net amount of cash used decreased 59.1 billion yen (10.0%) from 590.6 billion yen in the prior fiscal year. The decrease in net cash used in financing activities was due primarily to the followings:

•	an increase in the repayment for long-term debt to 193.7 billion yen from 150.3 billion yen in the prior fiscal year;

•	an increase in our dividend payments to 176.9 billion yen from 135.5 billion yen in the prior fiscal year; and

•	a decrease in payments to acquire treasury stock to 157.2 billion yen from 300.1 billion yen in the prior fiscal year.

Cash and cash equivalents as of March 31, 2007 amounted to 343.1 billion yen, representing a decrease by 497.7 (59.2%) billion yen from 840.7 billion yen as of the end of the prior fiscal year. The amount of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was 251.0 billion yen and 200.5 billion yen as of March 31, 2006 and 2007, respectively.

Analysis of cash flows for the year ended March 31, 2006 and comparison with the prior fiscal year

For the year ended March 31, 2006, our net cash provided by operating activities was 1,610.9 billion yen, an increase of 429.4 billion yen (36.3%) from 1,181.6 billion yen in the prior fiscal year. Net cash provided by operating activities increased primarily because of a decrease in the payment of income taxes to 182.9 billion yen from 541.7 billion yen in the prior fiscal year as well as a collection of income taxes receivable of 93.1 billion yen. The decrease in the payment of income taxes and the collection of income taxes receivable resulted from a decrease in our taxable income due to a decrease in our operating income and realization of deferred tax assets from the impairment of our investment in AT&T Wireless recorded in the years ended March 31, 2002 and 2003 after the sale of the relevant shares in the year ended March 31, 2005.

Net cash used in investing activities was 951.1 billion yen, after main items such as expenditures of 833.9 billion yen for acquisitions of fixed assets and of 292.6 billion yen for strategic investments, and revenue of 149.0 billion yen from changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used increased 372.7 billion yen (64.5%) from 578.3 billion yen used in the prior fiscal year. The increase in the net cash used derived mainly from the following:

•	decrease in proceeds from the sale of non-current investments to 25.1 billion yen from 725.9 billion yen in the prior fiscal year, during which we sold AT&T Wireless shares;

•

purchases of non-current investments amounted to 292.6 billion yen resulting from our investments in companies such as Sumitomo Mitsui Card Company, Limited, KT Freetel Co., Ltd., and Philippine Long Distance Telephone Company;

•

changes in investments with original maturities of more than three months for cash management purposes provided cash of 149.0 billion yen while the same used cash of 400.3 billion yen in the prior fiscal year; and

•	expenditures for acquisitions of fixed assets decreased to 833.9 billion yen from 911.1 billion yen in the prior fiscal year.

In the year ended March 31, 2006, we partnered with entities from various industries, including investments, with focus on “commercial transactions”, “broadcasting”, “contents services”, “global operations” and “advanced cellular technology”, all of which we believe are the keys for us to upgrade our cellular services to become a “life-style infrastructure”. We expect that these partnerships will enable us to expand our business to a domain familiar with cellular business, and to create new products and services which will benefit our subscribers as a “life-style infrastructure”, and to establish new revenue sources independent of traffic revenues.

Net cash used in financing activities was 590.6 billion yen, primarily from the repayment of 150.3 billion yen for long-term debt, dividend payments of 135.5 billion yen and payment of 300.1 billion yen for acquisition of treasury stock. The net amount of cash used decreased 81.4 billion yen (12.1%) from 672.0 billion yen in the prior fiscal year. The decrease in the net cash used in financing activities was due primarily to a decrease in the payments to acquire treasury stock to 300.1 billion yen from 425.2 billion yen in the prior fiscal year, while our dividend payments increased to 135.5 billion yen from 95.3 billion yen in the prior fiscal year.

Cash and cash equivalents as of March 31, 2006, amounted to 840.7 billion yen, representing an increase of 70.8 billion yen from the amount at the end of the prior fiscal year. The amount of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was 400.6 billion yen and 251.0 billion yen as of March 31, 2005 and 2006, respectively.

Prospect of cash flows for the year ending March 31, 2008

As for our sources of cash for the year ending March 31, 2008, we currently expect our net cash flow from operating activities to increase from the prior fiscal year because of a decrease in income tax payments. The payment of income taxes is expected to decrease because deferred tax assets from the impairment of our investment in H3G UK, which were sold during the year ended March 31, 2006, were realized.

Our net cash flow used in investing activities for the year ending March 31, 2008 is expected to decrease because of a decrease in our capital expenditures to approximately 750.0 billion yen from 934.4 billion yen in the prior fiscal year.

C. Research and Development

Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, development of infrastructure and compatible handsets featuring what is called “Super 3G” or “3.9G” technology, and research and development related to fourth-generation systems. Research and development expenditures are charged to expenses as incurred. We spent 101.9 billion yen, 110.5 billion yen and 99.3 billion yen as research and development expenses in the years ended March 31, 2005, 2006 and 2007, respectively.

D. Trend Information

Competition in the Japanese cellular phone market is expected to become increasingly fierce, due to changes in the market such as the introduction of the Mobile Number Portability system, market entry by new competitors, increase in the cellular phone penetration rate and the diversification of customer needs, as well as the fact that each carrier take such measures as the improvement of handset lineups and the introduction of value added services and lower billing plans.

In the year ending March 31, 2008, we expect that our operating revenues will decrease slightly, operating income will increase, in comparison with the prior fiscal year, based on the following trends in our business:

•

our total number of subscriptions as of March 31, 2008 is expected to increase in comparison with the total number of subscriptions as of March 31, 2007, although we expect a lower annual growth rate as compared to the growth rate for the prior fiscal year. Further, we expect the proportion of FOMA subscriptions is expected to increase to approximately 80% of our total mobile phone subscribers with the ongoing migration of our mova subscribers to FOMA services;

•

each of aggregate ARPU (FOMA+mova)and voice ARPU (FOMA+mova) decreased and packet ARPU (FOMA+mova) increased in the year ended March 31, 2007, as compared to the prior fiscal year. This trend is expected to continue in the year ending March 31, 2008, primarily as a result of the introduction of lower service charges and flat rate plans implemented in the prior years to strengthen our competitiveness and propel growth in the future, and with regards to the packet ARPU, it is primarily due to the uptrend in amount claimed generated from customers migrating from mova to FOMA;

•

operating expenses such as revenue-linked expenses and network costs (telecommunication facility usage fees, depreciation costs, and fixed asset disposal costs) in the year ending March 31, 2008 are expected to decrease compared to the year ended March 31, 2007, due to a decrease in revenue-linked expenses resulting from a decrease in equipment sales, handset procurement costs, and reduced capital expenditure associated with the expansion of FOMA network coverage;

We expect net income for the year ending March 31, 2008 will increase in comparison with the prior fiscal year, based on the above trends in our business.

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

E. Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

See Item. 5.B.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors, Corporate Officers and Corporate Auditors

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 15 Directors. Directors are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors. The candidates may also be nominated by shareholders. The normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among Directors one or more Representative Directors, who have the authority individually to represent us. From among Directors, the Board of Directors also elects the President and may elect a Chairman and one or more Senior Executive Vice Presidents and Executive Vice Presidents.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Under the Corporate Law of Japan (“Corporation Law” or “Kaishaho”), the Board of Corporate Auditors is composed of all of our Corporate Auditors. Corporate Auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Board of Corporate Auditors. The candidates may also be nominated by shareholders. The Board of Corporate Auditors may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of Corporate Auditors and/or proposed candidates of Corporate Auditors. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

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

From June 2005, the company halved the size of its Board of Directors, and introduced a corporate officer system with an aim to clarify the Board’s supervision function and further reinforce the company’s business execution capability. In putting a corporate officer system in place, the company appointed corporate officers dedicated to business execution without board representation, while having a considerable number of board members serve concurrently as corporate officers, in an arrangement to ensure that mutual supervision among Directors will continue to function effectively.

The following table sets forth our Directors and Corporate Auditors as of June 25, 2007 and certain other information:

Name	Position	Responsibility	Date of Birth	Current Term Expires	Shares Owned (1)	Initial Appointment Date
Directors:
Masao Nakamura (2)	President and Chief Executive Officer	—	Nov. 11, 1944	June 2008	158	June 1998

Masayuki Hirata (2)	Senior Executive Vice President and Chief Financial Officer	Managing Director of Global Business Division	Jul. 30, 1947	June 2008	143	June 2000

Ryuji Yamada (2)*	Senior Executive Vice President	Managing Director of Corporate Marketing Division	May 5, 1948	June 2008	30	June 2007

Takanori Utano**	Executive Vice President and Chief Technical Officer	Managing Director of Research and Development Division	Sep. 20, 1949	June 2008	77	June 2001

Kiyoyuki Tsujimura**	Executive Vice President	Managing Director of Products & Services Division	Jan. 11, 1950	June 2008	114	June 2001

Harunari Futatsugi**	Executive Vice President	Managing Director of Network Division	Nov. 23, 1951	June 2008	48	June 2003

Bunya Kumagai**	Executive Vice President	Managing Director of Marketing Division	Oct. 13, 1952	June 2008	48	June 2006

Masatoshi Suzuki**	Executive Vice President	Managing Director of Human Resources Management Department	Oct. 30, 1951	June 2008	38	June 2007

Noriaki Ito**	Senior Vice President	Managing Director of Corporate Strategy & Planning Department	Apr. 3, 1952	June 2008	38	June 2005

Kazuto Tsubouchi**	Senior Vice President	Managing Director of Accounts and Finance Department	May 2, 1952	June 2008	24	June 2006

Takashi Tanaka**	Senior Vice President	Managing Director of General Affairs Department, Director of DIG Promotion Office	June 2, 1955	June 2008	12	June 2007

Toshiki Nakayama	Member of the Board	—	Jan. 29, 1958	June 2008	10	June 2007

Shinichi Nakatani (3)	Corporate Auditor	—	Aug. 31, 1943	June 2011	51	June 2002

Shoichi Matsuhashi (3)	Corporate Auditor	—	Nov. 15, 1943	June 2008	40	June 2004

Haruo Imai (3)	Corporate Auditor	—	Feb. 5, 1945	June 2011	20	June 2007

Kyouichi Yoshizawa (3)	Corporate Auditor	—	April 12, 1950	June 2011	10	June 2007

Takaaki Wakasugi	Corporate Auditor	—	March 11, 1943	June 2011	20	June 2007

(1)	DoCoMo shares owned as of May 31, 2007.
(2)	Representative Director.
(3)	Full-time Corporate Auditor
*	Ryuji Yamada’s appointment takes effect from June 28, 2007.
**	Concurrently serve as a Corporate Officer

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

Ryuji Yamada joined NTT Public Corporation in 1973. He became a Senior Executive Vice President and Member of the Board of NTT and Executive manager of the Plant Planning Department of NTT West in 2001. He has served as a Senior Executive Vice President of our company and a Managing Director of Corporate Marketing Division since 2007.

Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001. He has served as an Executive Vice President and Chief Technical Officer of our company, as a Managing Director of Research and Development Division since 2004 and as a Director of our company since 2001.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001. He has served as an Executive Vice President of our company since 2004, as a Managing Director of Products & Services Division since 2005 and as a Director of our company since 2001.

Harunari Futatsugi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2006 and as a Director of our company since 2003. He has been a Managing Director of Network Division since 2007.

Bunya Kumagai joined NTT Public Corporation in 1975. He became a Senior Vice President and Managing Director of Sales Promotion Department of our company in 2003. He became an Executive Vice President and a Managing Director of Marketing Division of NTT DoCoMo Tokai in 2005. He has served as an Executive Vice President of our company since 2007, as a Managing Director of Marketing Division since 2006 and as a Director of our company since 2003.

Masatoshi Suzuki joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2004. He has served as an Executive Vice President since 2005, as a Managing Director of Human Resources Management Department and a Director of our company since 2007.

Noriaki Ito joined NTT Public Corporation in 1977. He became a Senior Vice President and Representative Director and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokkaido in 2004. He has served as a Senior Vice President of our company, as a Managing Director of Corporate Strategy & Planning Department and as a Director of our company since 2005.

Kazuto Tsubouchi joined NTT Public Corporation in 1976. He became a Senior Vice President and a Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai in 2004. He has served as a Senior Vice President of our company since 2006, as a Managing Director of Accounts and Finance Department and as a Director of our company since 2006.

Takashi Tanaka joined NTT Public Corporation in 1979. He became a Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Chugoku in 2000. He has served as a Senior Vice President of our company since 2007, as a Managing Director of General Affairs Department and a Managing Director of DIG Promotion Office, General Affairs Department and as a Director of our company since 2007.

Toshiki Nakayama joined NTT Public Corporation in 1981. He became a Senior Manager of Department V of NTT in 2002. He has served as a Director of our company since 2007.

Shinichi Nakatani joined NTT Public Corporation in 1966. He became a Senior Vice President and a Director of our company in 1995 and an Executive Vice President of NTT Advanced Technology Corporation in1998. He has served as a full-time Corporate Auditor since 2002.

Shoichi Matsuhashi joined NTT Public Corporation in 1969. He became the President of DoCoMo Engineering Tohoku in 2002. He has served as a full-time Corporate Auditor of our company since 2004.

Haruo Imai joined NTT Public Corporation in 1968. He became a President and CEO of NTT Comware Billing Solutions Corporation in 2001. He has served as a full-time Corporate Auditor since 2007.

Kyoichi Yoshizawa joined NTT Public Corporation in 1969. He became an Advisor to NTT Travel Services Co. Ltd. in 2006. He has served as a full-time Corporate Auditor since 2007.

Takaaki Wakasugi became a Professor of Faculty of Economics at Tokyo University in 1985. He became a Co-director of Mitsui Life Financial Research Center, University of Michigan Ross School of Business in 1990. He became a Director and General Manager of Japan Corporate Governance Research Institute in 2003. He became a Professor of Finance of School of Business administration, Tokyo Keizai University in 2004. He became a Professor Emeritus of University of Tokyo in 2004. He became a Member of the Board of Directors of Ricoh Corporation in 2005. He became a Corporate Auditor of JFE Holdings, Inc. in 2006. He has served as a Corporate Auditor since 2007.

The following table shows information about the company’s Corporate Officers as of June 25, 2007, including their positions and responsibilities.

Name	Position	Responsibility
Corporate Officers:
Seiji Tanaka	Executive Vice President	Deputy Managing Director of Corporate Marketing Division

Hiroaki Nishioka	Senior Vice President	General Manager, Kanagawa Branch

Mitsunobu Komori	Senior Vice President	Managing Director of Core Network Engineering Department, Network Division

Takeshi Natsuno	Senior Vice President	Managing Director of Multimedia Services Department, Products & Services Division

Masaki Yoshikawa	Senior Vice President	Global Business Division, Responsible for U.S. operation

Tatsuji Habuka	Senior Vice President	Managing Director of Service and Solution Development Department, Research and Development Division

Akiko Ide	Senior Vice President	Managing Director of Corporate Citizenship Department

Yuji Araki	Senior Vice President	Managing Director of Public Relations Department

Kiyoshi Tokuhiro	Senior Vice President	Managing Director of Network Planning Department, Network Division

Name	Position	Responsibility
Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department

Katsuhiro Nakamura	Senior Vice President	Responsible for business process reform

Toshinari Kunieda	Senior Vice President	Managing Director of Global Business Department, Global Business Division

Tsutomu Shindou	Senior Vice President	Managing Director of Corporate Marketing Department I, Corporate Marketing Division Managing Director of Mobility Design Business Group, Corporate Marketing Department I, Corporate Marketing Division

Kazuhiro Yoshizawa	Senior Vice President	Managing Director of Corporate Marketing Department II, Corporate Marketing Division

Kiyohito Nagata	Senior Vice President	Managing Director of Product Department, Products & Services Division

(Directors who concurrently serve as Corporate Officers are not included in the above list.)

B. Compensation

The aggregate compensation to the twelve Directors and five Corporate Auditors during the year ended March 31, 2007 was as follows:

Position	Number of Persons	Total Compensation
Director	12	¥454 million
Corporate Auditor	5	83 million
Total	17	537 million

(Note)

1.	Upper limits on compensation to directors and corporate auditors were set at JPY600 million annually for Directors and JPY150 million annually for Corporate Auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Compensation to Directors includes bonuses in the amount of JPY113 million relating to the year ended March 31, 2007, which were paid after the date.
3.	In conjunction with the termination of the severance pay system by a resolution approved at the 15th ordinary general meeting of shareholders held on June 20, 2006, as winding-up payments upon separation from the company, amounts payable to 10 Directors total JPY292 million, and amounts payable to 3 Corporate Auditors total JPY62 million.
4.	The amount presented above includes the compensation to Directors and Corporate Auditors who held an office after the 15th ordinary general meeting of shareholders held on June 20, 2006. Total amount of compensation paid to Directors and Corporate Auditors who retired on or before June 20, 2006 (the date of the 15th ordinary general meeting of shareholders) was JPY12 million.

C. Board Practices

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or corporate auditors providing for severance benefits upon termination of employment.

D. Employees

The information required by this item is set forth in Item 4.B. of this annual report.

E. Share Ownership

Information required by this item is set forth in Item 6.A. of this annual report and below. We have not granted stock options to any of our directors or corporate auditors and we do not currently have any stock option plans approved pursuant to which they may be granted shares or stock options.

As of May 31, 2007, our Directors and Corporate Auditors owned 881 of our shares. Currently, most of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2007, NTT owned 27,640,000 shares, or 63.4% of our outstanding voting shares and 60.2% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government, in the name of the Minister of Finance, owned 38.5% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company’s total issued shares fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company’s total issued shares fell from 64.1% to 63.0%. In September 2003, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 63.0% to 61.6%. And in August 2004, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 61.6% to 58.1%. At the end of March 2005, we canceled approximately 1.48 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 58.1% to 59.8%. In August 2005, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 59.8% to 56.8%. At the end of March 2006, we canceled approximately 1.89 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 56.8% to 59.0%. At the end of March 2007, we canceled approximately 0.93 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from59.0% to 60.2%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2007 were as follows:

Category	Number of Shareholders	Number of Shares Held	Outstanding Voting Shares
Japanese financial institutions	277	4,788,117	10.44
Japanese securities companies	56	414,837	0.90
Other Japanese corporations	2,600	28,178,630	61.42
Foreign corporations and individuals	965	7,488,658	16.32
Japanese individuals, treasury shares and others	322,941	5,009,758	10.92

Total	326,839	45,880,000	100.00

According to The Bank of New York, depositary for our ADSs, as of March 31, 2007, 287,836 shares of our common stock were held in the form of 28,783,600 ADRs. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2007, there were 326,839 holders of common stock of record worldwide. As of March 31, 2007, there were 167 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.8% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B. Related Party Transactions

As previously noted, DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group.

DoCoMo has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. DoCoMo’s transactions with NTT group companies include purchases of fixed-line telecommunications services (i.e. for DoCoMo’s offices and operations facilities, including its PHS business) based on actual usage, leasing of various telecommunications facilities and sales of DoCoMo’s various wireless communications services.

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the fiscal years ended March 31, 2005, 2006 and 2007, DoCoMo purchased capital equipment from NTT Group companies in the amount of 71,896 million yen, 71,897 million yen and 103,728 million yen, respectively.

DoCoMo have entered into contracts with NTT FINANCE for cash management purposes. NTT and its subsidiaries collectively own all the voting interests in NTT FINANCE, of which DoCoMo owned 4.2% as of March 31, 2007. Accordingly, NTT FINANCE is a related party of DoCoMo. Under the terms of the contracts, funds are held by NTT FINANCE and DoCoMo can withdraw the funds upon its demand. The balance held by NTT FINANCE was 120,000 million yen as of March 31, 2006. The assets related to the contracts were recorded as “Cash and cash equivalents” of 20,000 million yen and “Other assets” of 100,000 million yen on the consolidated balance sheet at March 31, 2006. The contracts had remaining terms to maturity ranging from 1 month to 2 years and 3 months at interest rates ranging from 0.1% to 0.2% as of March 31, 2006. The balance held by NTT FINANCE was 100,000 million yen as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of 50,000 million yen and “Other assets” of 50,000 million yen on the consolidated balance sheets as of March 31, 2007. The contracts had remaining terms to maturity ranging from 3 months to 1 year and 3 months at interest rates at 0.2% as of March 31, 2007. The fair values of the contracts are not determinable as these contracts are with a related party and a secondary market for such contracts does not exist. There were no contracts of bailment expired during the year ended March 31, 2006. The average balance of the contracts of bailment expired during the year ended March 31, 2007 was 25,178 million yen. The recorded amount of interest income derived from the contracts was 95 million yen and 269 million yen for the year ended March 31, 2006 and 2007, respectively.

For information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B. of this annual report.

Dividend Policy

We believe that providing returns to shareholders is one of the most important issues in corporate management while, at the same time we are making efforts to strengthen our financial position and maintain internal reserves. We aim to continue stable dividend payments taking into account our consolidated financial results and the operating environment, with the goal to continue to pay regular dividends.

We expect to pay an annual dividend of ¥4,800 per share for the fiscal year ending March 31, 2008, which will consist of a ¥2,400 interim dividend and a ¥2,400 year-end dividend.

B. Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2007, the date of our last audited financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 15, 2007, the closing sale price of our shares on the Tokyo Stock Exchange was ¥197,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the daily closing sale price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

	Tokyo Stock Exchange Price per share (1)		Average daily trading volume of shares	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
2002:
First Quarter	373,000	274,000	74,292	1,139.43	984.28	11,979.85	10,074.56
Second Quarter	303,000	201,000	72,296	1,050.14	886.39	10,960.25	9,075.09
Third Quarter	257,000	203,000	57,337	903.37	815.74	9,215.56	8,303.39
Fourth Quarter	258,000	201,000	63,408	865.43	770.62	8,790.92	7,862.43

2003:
First Quarter	276,000	225,000	64,097	865.43	770.62	9,137.14	7,607.88
Second Quarter	315,000	260,000	84,490	904.32	773.10	11,033.32	9,265.56
Third Quarter	291,000	216,000	99,485	1,075.73	915.91	11,161.71	9,614.60
Fourth Quarter	249,000	213,000	109,584	1,105.59	953.19	11,770.65	10,365.40

2004:
First Quarter	241,000	187,000	96,995	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	211,000	173,000	91,867	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	199,000	174,000	78,790	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	189,000	174,000	89,373	1,203.26	1,132.18	11,966.69	11,238.37

2005:
First Quarter	183,000	160,000	88,149	1,201.30	1,109.19	11,874.75	10,825.39
Second Quarter	207,000	162,000	126,789	1,428.13	1,177.61	13,617.24	11,565.99
Third Quarter	213,000	178,000	149,309	1,663.75	1,371.37	16,344.20	13,106.18
Fourth Quarter	199,000	167,000	163,559	1,728.16	1,572.11	17,059.66	15,341.18

2006:
First Quarter	185,000	162,000	160,541	1,783.72	1,458.30	17,563.37	14,218.60
Second Quarter	183,000	162,000	96,509	1,651.35	1,475.28	16,385.96	14,437.24
Third Quarter	193,000	176,000	106,150	1,681.07	1,532.95	17,225.83	15,725.94
Fourth Quarter	227,000	184,000	180,800	1,816.97	1,656.72	18,215.35	16,642.25
Calendar Period

2006:
December	189,000	177,000	95,429	1,681.07	1,598.89	17,225.83	16,265.76

2007:
January	193,000	184,000	116,660	1,738.61	1,656.72	17,507.40	16,838.17
February	227,000	188,000	284,765	1,816.97	1,716.28	18,215.35	17,292.32
March	218,000	204,000	144,768	1,741.94	1,662.71	17,521.96	16,642.25
April	222,000	203,000	99,644	1,739.01	1,682.49	17,743.76	17,028.41
May	214,000	206,000	106,779	1,755.68	1,693.25	17,875.75	17,274.98
June (through June 15, 2007)	207,000	195,000	147,874	1,779.72	1,745.92	18,053.81	17,732.77

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.

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

Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June 21, 2004, the closing sale price of American Depositary Shares on the New York Stock Exchange was $18.06 per share. The following table indicates the daily closing sale price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

	New York Stock Exchange Price per share		Average daily trading volume of shares
	Closing High	Closing Low
Fiscal Period:
2006:
First Quarter	16.46	13.85	175,800
Second Quarter	15.71	14.01	128,756
Third Quarter	16.34	15.08	121,024
Fourth Quarter	18.81	15.18	192,545

Calendar Period:
2006:
December	15.94	15.35	162,985

2007:
January	16.32	15.18	183,455
February	18.81	15.84	195,622
March	18.50	17.48	198,150
April	18.72	17.01	203,820
May	17.82	17.07	293,948
June (through June 15, 2007)	17.08	15.96	141,491

The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002 and the ADS ratio change which occurred on May 22, 2002.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, states our objects and purposes, which includes engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunications services provider and non-related businesses.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Corporation Law (“kaishaho”) of Japan, a Director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Corporation Law provides that compensation for directors is fixed by resolution of a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the discretion of the company’s president.

The Corporation Law provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s Board of Directors, by its resolution. Our Regulations of the Board of Directors have adopted this policy.

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

General

At present, our authorized share capital is 188,130,000 shares with no par value of which 45,880,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Corporation Law and our Articles of Incorporation, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi UFJ Trust Bank Limited which is our shareholders registrar for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.

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

Under the Corporation Law, when we make a distribution of surplus, we must set aside in our additional paid-in capital or legal reserves an amount equal to one-tenth of the amount of surplus so distributed, until the sum of our additional paid-in capital and legal reserves reaches one-quarter of our stated capital as required by an ordinance of the Ministry of Justice.

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

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we succeeded all rights and obligations of a company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d. in the event that we made (x) a merger in which we succeeded all rights and obligations of a company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

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

The entire paid-in amount of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may at any time reduce the whole or any part of our additional paid-in capital and legal reserve or transfer them to stated capital by shareholder’s resolution. The whole or any part of surplus may also be transferred to stated capital or additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split our issued shares into a greater number of shares by board resolution. So long as the shares are our only class of issued shares, we may increase the number of authorized shares in the same ratio as that of any stock split by amending our Articles of Incorporation, which amendment may be effected by board resolution without shareholder’s approval. Generally, shareholders do not need to exchange share certificates for new ones following a stock split. Instead, share certificates representing the additional shares resulting from the stock split will be issued to the shareholders.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each fiscal year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or standing proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Under the Corporation Law and our Articles of Incorporation, any shareholder holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our Representative Director at least eight weeks prior to the date of such meeting.

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

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

•	any amendment of our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Corporation Law);

•	a reduction of stated capital, except for a reduction of stated capital for the purpose of replenishing capital deficiencies at the day of the ordinary general meeting ;

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution, a merger, subject to a certain exception under which a shareholders’ resolution is not required;

•

the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of that of the company’s total assets;

•	the taking over of the whole of the business of any other corporation;

•	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

•	a company split, subject to a certain exception under which a shareholders’ resolution is not required;

•

the offering of shares at a “specially favorable” price and any offering of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders; and

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

Issue of Additional Shares and Pre-emptive Rights

Shareholders have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, by its resolution subject to the limitations as to the offering of shares at a “specially favorable” price mentioned above. Under the Corporation Law, the Board of Directors may, however, determine to grant shareholders subscription rights in connection with a particular issue of shares. Any such subscription rights must be granted on uniform terms to all shareholders on a pro rata basis. In addition, we are required to notify each shareholder of certain matters regarding such subscription rights, as well as the date by which shareholders need to exercise such rights.

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

Dilution

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2007, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

Repurchase by Us of Shares and Treasury Shares

Under the Corporation Law, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders,

(ii)	a resolution of the Board of Directors if the acquisition is in accordance with our Articles of Incorporation; or

(iii)	a resolution of the Board of Directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares we may so acquire in accordance with the procedures applicable to a new share issuance under the Corporation Law.

Upon due authorization, we may acquire our own shares:

•	in the case of (i) and (ii) above:

•	through the stock exchanges on which the shares are listed or the over-the-counter markets on which the shares are traded; or

•	by way of tender offer;

•	in the case of (i) above, from a specific person, but only if our shareholders approve this acquisition by special resolution; and

•	in the case of (iii) above, from the subsidiary.

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

Reporting of Substantial Shareholders

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese stock exchange, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed. These reports are made available to public.

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

On June 15, 2007, the closing price of our shares on the Tokyo Stock Exchange was ¥197,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥150,000 and ¥200,000 per share, as well as the daily price limit if our per share price were to rise to between ¥200,000 and ¥300,000, or fall to between ¥100,000 and ¥150,000.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥100,000	Less than	¥150,000	¥20,000
Over	150,000	Less than	200,000	30,000
Over	200,000	Less than	300,000	40,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C. Material Contracts

We have not entered into any material contracts, other than in the ordinary course of business.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E. Taxation

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally are “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006, depending on your circumstances, are “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of the company. Japan has income tax treaties, conventions or agreements with foreign countries whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors. In the case of the Japan-US tax treaty, the maximum withholding tax rate is set at 10% for portfolio investors effective from July 1, 2004. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

The following table below provides information about financial instruments that are sensitive to the changes in interest rates:

	Expected maturity dates Year Ended March 31
	2008	2009	2010	2011	2012	Thereafter	Total 3/31/07	Fair Value 3/31/07
	(Millions of yen)
DEBT
Unsecured corporate bonds	110,005	49,200	—	163,376	166,282	—	488,863	492,134
Weighted average Interest rate-fixed	0.6%	1.0%	—	1.4%	1.6%	—
Unsecured indebtedness to banks, insurance companies, and others	21,000	26,000	29,000	17,000	6,000	15,000	114,000	114,776

Weighted average Interest rate-fixed	1.0%	0.9%	1.2%	1.4%	1.4%	1.5%
Long-term debt, including current portion							602,863	606,910

INTEREST RATE SWAP AGREEMENTS
Contract notional amounts	—	—	—	70,000	165,800	—	235,800	858
Fixed rate received by DoCoMo	—	—	—	1.4%	1.6%	—
Floating rate paid by DoCoMo	—	—	—	0.8%	0.9%	—

	Expected maturity dates Year Ended March 31
	2008	2009	2010	2011	2012	Thereafter	Total 3/31/07	Fair Value 3/31/07
	(Thousands of U.S. dollars)
DEBT
Unsecured corporate bonds	935,735	418,510	—	1,389,724	1,414,444	—	4,158,413	4,186,237
Weighted average Interest rate-fixed	0.6%	1.0%	—	1.4%	1.6%	—
Unsecured indebtedness to banks, insurance companies, and others	178,632	221,163	246,683	144,607	51,038	127,594	969,717	976,318

Weighted average Interest rate-fixed	1.0%	0.9%	1.2%	1.4%	1.4%	1.5%
Long-term debt, including current portion							5,128,130	5,162,555

INTEREST RATE SWAP AGREEMENTS
Contract notional amounts	—	—	—	595,440	1,410,344	—	2,005,784	7,298
Fixed rate received by DoCoMo	—	—	—	1.4%	1.6%	—
Floating rate paid by DoCoMo	—	—	—	0.8%	0.9%	—

Foreign exchange risk

DoCoMo uses derivative financial instruments including foreign exchange forward contracts and a currency swap for the purpose of mitigating the risk of fluctuations in foreign exchange rates.

DoCoMo had ¥938 million in notional amount of foreign exchange forward contracts outstanding and their fair value was ¥4 million as of March 31, 2007.

DoCoMo has entered into a currency swap contract so as to hedge the foreign exchange risk of the $100 million unsecured bond which reaches maturity in March 2008. As of March 31, 2007, our contract amount and fair value of the currency swap contract were ¥10,485 million and ¥1,251 million respectively.

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

	March 31, 2007		March 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of yen)		(Thousands of U.S. dollars)
Equity securities available-for-sale	168,598	168,598	1,434,144	1,434,144
Debt securities available-for-sale:
Due within 1 year	99,925	99,925	849,991	849,991
Due after 1 year through 5 years	5	5	43	43
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	268,528	268,528	2,284,178	2,284,178

Concentrations of credit risk

As of March 31, 2007, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2007 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2007.

Internal Control over Financial Reporting

For management’s report on our internal control over financial reporting and the report of our independent auditor on management’s evaluation of the effectiveness of our internal control over financial reporting, see Exhibit 15.1 and 15.2 to this annual report.

Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2007. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Corporate Auditors has determined that, Mr. Takaaki Wakasugi is an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Mr. Wakasugi is an outside corporate auditor pursuant to Article 335, Paragraph 3 of the Japanese Corporation Law, and is independent from us and our management. Mr. Wakasugi meets the requirements imposed on corporate auditors under Japanese Corporation Law.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 25, 2007, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. to perform an annual audit of the Company’s financial statements. The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2006 and 2007.

	Year ended March 31,
	2006	2007
	(in millions)
Audit fees (1)	¥558	¥831
Tax fees (2)	59	52
All other fees (3)	0	0

Total	¥617	¥883

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.
(3)	These are fees for all other services received from KPMG AZSA & Co. and its affiliates including consultations relating to company secretarial services to our foreign subsidiaries.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a)Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(**)
April, 2006 (from April 1 to April 30)	0	—	0	504,406

May, 2006 (from May 1 to May 31)	194,599	179,850.3	194,599	309,807

June, 2006 (from June 1 to June 30)	88,713	169,077.4	88,713	1,400,000

July, 2006 (from July 1 to July 31)	0	—	0	1,400,000

August, 2006 (from August 1 to August 31)	234,171.92	170,809.3	234,171	1,165,829

September, 2006 (from September 1 to September 30)	0.80	—	0	1,165,829

October, 2006 (from October 1 to October 31)	0.66	—	0	1,165,829

November, 2006 (from November 1 to November 30)	193,851.65	180,683.8	193,851	971,978

December, 2006 (from December 1 to December 31)	84,206.50	178,128.4	84,206	887,772

January, 2007 (from January 1 to January 31)	0	—	0	887,772

February, 2007 (from February 1 to February 28)	49,719.30	197,239.9	49,719	838,053

March, 2007 (from March 1 to March 31)	35,320.13	209,346.5	35,319	802,734

Total	880,582.96	178,544.5	880,578	802,734

(*)	Shares purchased include fractional shares purchased from time to time.
(**)	The numbers as of April and May, 2006, described in column (d) are based on the aggregate number of 2,200,000 shares authorized at a general shareholders meeting held on June 21, 2005. Likewise, the numbers for June 2006 or later in column (d) are based on the aggregate number of 1,400,000 shares authorized on general shareholders meeting held on June 20, 2006.

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	—Articles of Incorporation of the registrant (English translation)*

1.2	—Share Handling Regulations of the registrant (English translation)*

1.3	—Regulations of the Board of Directors of the registrant (English translation)*

1.4	—Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—Specimen common stock certificates of the registrant**

2.2

—Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—List of Subsidiaries

11.1	—Code of Ethics*

12.1	—Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—Management’s Report on Internal Control Over Financial Reporting

15.2	—Report of Independent Registered Public Accounting Firm

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the accompanying consolidated balance sheets of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NTT DoCoMo, Inc.’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/     KPMG AZSA & Co.

Tokyo, Japan

June 19, 2007

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
ASSETS
Current assets:
Cash and cash equivalents	¥840,724	¥343,062	$2,918,186
Short-term investments
Third parties	51,237	100,543	855,248
Related parties	—	50,000	425,315
Accounts receivable
Third parties	588,508	844,305	7,181,907
Related parties	21,329	28,018	238,330

Sub-total	609,837	872,323	7,420,237
Less: Allowance for doubtful accounts	(14,740)	(13,178)	(112,096)

Total accounts receivable, net	595,097	859,145	7,308,141
Inventories	229,523	145,892	1,241,000
Deferred tax assets	111,795	94,868	806,975
Prepaid expenses and other current assets
Third parties	91,182	132,959	1,130,989
Related parties	7,200	5,444	46,308

Total current assets	1,926,758	1,731,913	14,732,162

Property, plant and equipment:
Wireless telecommunications equipment	4,743,136	5,149,132	43,800,034
Buildings and structures	736,660	778,638	6,623,324
Tools, furniture and fixtures	610,759	613,945	5,222,397
Land	197,896	199,007	1,692,812
Construction in progress	134,240	114,292	972,202

Sub-total	6,422,691	6,855,014	58,310,769
Accumulated depreciation and amortization	(3,645,237)	(3,954,361)	(33,636,960)

Total property, plant and equipment, net	2,777,454	2,900,653	24,673,809
Non-current investments and other assets:
Investments in affiliates	174,121	176,376	1,500,306
Marketable securities and other investments	357,824	261,456	2,224,022
Intangible assets, net	546,304	551,029	4,687,215
Goodwill	141,094	147,821	1,257,409
Other assets
Third parties	157,272	157,656	1,341,069
Related parties	107,710	61,615	524,115
Deferred tax assets	176,720	127,696	1,086,220

Total non-current investments and other assets	1,661,045	1,483,649	12,620,356

Total assets	¥6,365,257	¥6,116,215	$52,026,327

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥193,723	¥131,005	$1,114,367
Short-term borrowings	152	102	868
Accounts payable, trade
Third parties	726,608	666,829	5,672,244
Related parties	81,528	94,279	801,965
Accrued payroll	41,799	46,584	396,257
Accrued interest	1,264	809	6,881
Accrued income taxes	168,587	68,408	581,899
Other current liabilities
Third parties	152,322	152,843	1,300,128
Related parties	2,316	2,066	17,574

Total current liabilities	1,368,299	1,162,925	9,892,183

Long-term liabilities:
Long-term debt (exclusive of current portion)	598,530	471,858	4,013,763
Liability for employees’ retirement benefits	135,511	135,890	1,155,920
Other long-term liabilities
Third parties	206,675	179,699	1,528,573
Related parties	3,105	3,376	28,717

Total long-term liabilities	943,821	790,823	6,726,973

Total liabilities	2,312,120	1,953,748	16,619,156

Minority interests in consolidated subsidiaries	1,120	1,164	9,901

Shareholders’ equity:
Common stock, without a stated value—
Authorized—188,130,000 shares and 188,130,000 shares at March 31, 2006 and 2007, respectively
Issued—46,810,000 and 45,880,000 shares at March 31, 2006 and 2007, respectively
Outstanding—44,474,227 and 43,593,644 shares at March 31, 2006 and 2007, respectively	949,680	949,680	8,078,258
Additional paid-in capital	1,311,013	1,135,958	9,662,793
Retained earnings	2,212,739	2,493,155	21,207,511
Accumulated other comprehensive income	26,781	12,874	109,511
Treasury stock, 2,335,773 and 2,286,356 shares at March 31, 2006 and 2007, at cost, respectively	(448,196)	(430,364)	(3,660,803)

Total shareholders’ equity	4,052,017	4,161,303	35,397,270

Commitments and contingencies
Total liabilities and shareholders’ equity	¥6,365,257	¥6,116,215	$52,026,327

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Operating revenues:
Wireless services
Third parties	¥4,259,354	¥4,242,230	¥4,259,951	$36,236,398
Related parties	37,183	53,626	54,189	460,948
Equipment sales
Third parties	529,891	462,490	465,924	3,963,287
Related parties	18,182	7,526	8,029	68,297

	4,844,610	4,765,872	4,788,093	40,728,930

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	463,899	462,852	498,852	4,243,382
Related parties	276,524	283,247	268,108	2,280,606
Cost of equipment sold (exclusive of items shown separately below)	1,122,443	1,113,464	1,218,694	10,366,570
Depreciation and amortization	735,423	737,066	744,122	6,329,721
Impairment loss	60,399	1,071	1,216	10,344
Selling, general and administrative
Third parties	1,189,166	1,179,252	1,121,374	9,538,738
Related parties	212,590	156,281	162,203	1,379,746

	4,060,444	3,933,233	4,014,569	34,149,107

Operating income	784,166	832,639	773,524	6,579,823

Other income (expense):
Interest expense	(9,858)	(8,420)	(5,749)	(48,903)
Interest income	1,957	4,659	1,459	12,411
Gain on sale of affiliate shares	501,781	61,962	—	—
Gain on sale of other investments	—	40,088	5	43
Other, net	10,175	21,375	3,704	31,507

	504,055	119,664	(581)	(4,942)

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	1,288,221	952,303	772,943	6,574,881
Income taxes:
Current	192,124	293,707	237,734	2,022,235
Deferred	335,587	47,675	75,945	646,011

	527,711	341,382	313,679	2,668,246

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries	760,510	610,921	459,264	3,906,635
Equity in net losses of affiliates (including impairment of investments in affiliates in 2005 and 2007)	(12,886)	(364)	(1,941)	(16,511)
Minority interests in earnings of consolidated subsidiaries	(60)	(76)	(45)	(383)

Net Income	¥747,564	¥610,481	¥457,278	$3,889,741

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,761	10,000	(15,364)	(130,691)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	459	(2,338)	(399)	(3,394)
Net revaluation of financial instruments, net of applicable taxes	(213)	369	832	7,077
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(154)	(248)	(798)	(6,788)
Foreign currency translation adjustment, net of applicable taxes	4,188	5,433	1,103	9,383
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(36,858)	(48,030)	—	—
Minimum pension liability adjustment, net of applicable taxes	71	3,986	5,562	47,312

Comprehensive income	¥723,818	¥579,653	¥448,214	$3,812,640

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	47,401,154	45,250,031	43,985,082	43,985,082

Basic and diluted earnings per share (Yen and U.S. dollars)	¥15,771.01	¥13,491.28	¥10,396.21	$88.43

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MARCH 31, 2005, 2006 and 2007

	Number of Shares		Millions of yen
	Issued Common Stock	Treasury Stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2004	50,180,000	1,583,636	¥949,680	¥1,311,013	¥1,759,548	¥81,355	¥(396,901)	¥3,704,695
Purchase of treasury stock		2,324,156					(425,247)	(425,247)
Retirement of treasury stock	(1,480,000)	(1,480,000)			(311,371)		311,371	—
Cash dividends declared and paid (2,000 yen per share)					(95,334)			(95,334)
Net income					747,564			747,564
Unrealized holding gains on available-for-sale securities						9,220		9,220
Net revaluation of financial instruments						(367)		(367)
Foreign currency translation adjustment						(32,670)		(32,670)
Minimum pension liability adjustment						71		71

Balance at March 31, 2005	48,700,000	2,427,792	¥949,680	¥1,311,013	¥2,100,407	¥57,609	¥(510,777)	¥3,907,932
Purchase of treasury stock		1,797,981					(300,078)	(300,078)
Retirement of treasury stock	(1,890,000)	(1,890,000)			(362,659)		362,659	—
Cash dividends declared and paid (3,000 yen per share)					(135,490)			(135,490)
Net income					610,481			610,481
Unrealized holding gains on available-for-sale securities						7,662		7,662
Net revaluation of financial instruments						121		121
Foreign currency translation adjustment						(42,597)		(42,597)
Minimum pension liability adjustment						3,986		3,986

Balance at March 31, 2006	46,810,000	2,335,773	¥949,680	¥1,311,013	¥2,212,739	¥26,781	¥(448,196)	¥4,052,017
Purchase of treasury stock		880,583					(157,223)	(157,223)
Retirement of treasury stock	(930,000)	(930,000)		(175,055)			175,055	—
Cash dividends declared and paid (4,000 yen per share)					(176,862)			(176,862)
Net income					457,278			457,278
Unrealized holding gains (losses) on available-for-sale securities						(15,763)		(15,763)
Net revaluation of financial instruments						34		34
Foreign currency translation adjustment						1,103		1,103
Minimum pension liability adjustment						5,562		5,562
Adjustment to initially apply SFAS No. 158						(4,843)		(4,843)

Balance at March 31, 2007	45,880,000	2,286,356	¥949,680	¥1,135,958	¥2,493,155	¥12,874	¥(430,364)	¥4,161,303

	Thousands of U.S. dollars
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2006	$8,078,258	$11,151,862	$18,822,211	$227,808	$(3,812,487)	$34,467,652
Purchase of treasury stock					(1,337,385)	(1,337,385)
Retirement of treasury stock		(1,489,069)			1,489,069	—
Cash dividends declared and paid (4,000 yen per share)			(1,504,441)			(1,504,441)
Net income			3,889,741			3,889,741
Unrealized holding gains (losses) on available-for-sale securities				(134,085)		(134,085)
Net revaluation of financial instruments				289		289
Foreign currency translation adjustment				9,383		9,383
Minimum pension liability adjustment				47,312		47,312
Adjustment to initially apply SFAS No. 158				(41,196)		(41,196)

Balance at March 31, 2007	$8,078,258	$9,662,793	$21,207,511	$109,511	$(3,660,803)	$35,397,270

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Cash flows from operating activities:
Net income	¥747,564	¥610,481	¥457,278	$3,889,741
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	735,423	737,066	744,122	6,329,721
Impairment loss	60,399	1,071	1,216	10,344
Deferred taxes	334,095	49,101	74,987	637,862
Loss on sale or disposal of property, plant and equipment	45,673	36,000	55,708	473,869
Gain on sale of affiliate shares	(501,781)	(61,962)	—	—
Gain on sale of other investments	—	(40,088)	(5)	(43)
Expense associated with sale of other investments	—	14,062	—	—
Equity in net losses (gains) of affiliates (including impairment of 8,612 million yen and 2,630 million yen (22,372 thousand dollar) in investments in affiliates in 2005 and 2007, respectively)	14,378	(1,289)	2,791	23,741
Minority interests in earnings of consolidated subsidiaries	60	76	45	383
Changes in assets and liabilities:
Decrease (increase) in accounts receivable, trade	8,731	21,345	(262,032)	(2,228,921)
(Decrease) in allowance for doubtful accounts	(4,641)	(3,623)	(1,600)	(13,610)
(Increase) decrease in inventories	(29,157)	(73,094)	83,716	712,113
(Increase) decrease in income taxes receivable	(92,869)	92,869	(20,261)	(172,346)
(Increase) decrease in prepaid expenses and other current assets	(3,205)	16,323	(18,993)	(161,560)
Increase (decrease) in accounts payable, trade	89,464	45,108	(42,013)	(357,375)
(Decrease) increase in accrued income taxes	(260,585)	111,141	(100,197)	(852,305)
Increase in other current liabilities	12,531	17,641	534	4,542
Increase (decrease) in liability for employees’ retirement benefits	4,720	(3,378)	379	3,224
Increase (decrease) in other long-term liabilities	1,295	24,725	(26,241)	(223,214)
Other, net	19,490	17,366	31,164	265,090

Net cash provided by operating activities	1,181,585	1,610,941	980,598	8,341,256

Cash flows from investing activities:
Purchases of property, plant and equipment	(668,413)	(638,590)	(735,650)	(6,257,656)
Purchases of intangible and other assets	(242,668)	(195,277)	(213,075)	(1,812,479)
Purchases of non-current investments	(176,017)	(292,556)	(41,876)	(356,210)
Proceeds from sale and redemption of non-current investments	725,905	25,142	50,594	430,368
Purchases of short-term investments	(361,297)	(252,474)	(3,557)	(30,257)
Redemption of short-term investments	111,521	501,433	4,267	36,297
Collection of loan advances	40,015	229	—	—
Long-term bailment for consumption to a related party	—	(100,000)	—	—
Other, net	(7,375)	1,016	(8,354)	(71,062)

Net cash used in investing activities	(578,329)	(951,077)	(947,651)	(8,060,999)

Cash flows from financing activities:
Repayment of long-term debt	(146,709)	(150,304)	(193,723)	(1,647,865)
Proceeds from short-term borrowings	87,500	27,002	18,400	156,515
Repayment of short-term borrowings	(87,500)	(27,010)	(18,450)	(156,941)
Principal payments under capital lease obligations	(4,748)	(4,740)	(3,621)	(30,801)
Payments to acquire treasury stock	(425,247)	(300,078)	(157,223)	(1,337,385)
Dividends paid	(95,334)	(135,490)	(176,862)	(1,504,440)
Other, net	(1)	(1)	(2)	(17)

Net cash used in financing activities	(672,039)	(590,621)	(531,481)	(4,520,934)

Effect of exchange rate changes on cash and cash equivalents	705	1,529	872	7,417

Net increase (decrease) in cash and cash equivalents	(68,078)	70,772	(497,662)	(4,233,260)
Cash and cash equivalents at beginning of year	838,030	769,952	840,724	7,151,446

Cash and cash equivalents at end of year	¥769,952	¥840,724	¥343,062	$2,918,186

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥7	¥93,103	¥925	$7,868
Cash paid during the year for:
Interest	10,323	8,666	6,203	52,765
Income taxes	541,684	182,914	359,861	3,061,084
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	—	—
Assets acquired through capital lease obligations	4,411	5,038	3,530	30,027
Retirement of treasury stock	311,371	362,659	175,055	1,489,069

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DoCoMo”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, 33.72% of which is owned by the Japanese government, owns 60.24% of DoCoMo’s issued stock and 63.41% of DoCoMo’s voting stock outstanding as of March 31, 2007.

DoCoMo provides its subscribers with wireless telecommunications services such as FOMA (3G wireless services), mova (2G wireless services), packet communications services (wireless data communications services using packet switching), Personal Handyphone System (“PHS”) services (a wireless data and voice platform that enables customers to access the internet, as well as to make calls), and satellite mobile communications services, primarily on its own nationwide networks. In addition, DoCoMo sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to end user customers.

DoCoMo terminated Quickcast (paging) services on March 31, 2007. In addition, DoCoMo had ceased accepting new subscriptions for PHS services since April 30, 2005 and decided to terminate PHS services effective January 7, 2008.

2. Summary of significant accounting and reporting policies:

DoCoMo maintains its books and records, and prepares statutory financial statements in conformity with the Japanese Telecommunications Business Law and the related accounting regulations and accounting principles generally accepted in Japan, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DoCoMo’s books and records.

(1) Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs—an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and the FASB statement No. 3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting for Defined Benefit Pension and Other Postretirement Plans

Effective March 31, 2007, DoCoMo adopted recognition and related disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 amends the guidance in SFAS No. 87, “Employers’ Accounting for Pension”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 158 requires an employer who sponsors defined benefit pension and other postretirement benefit plans to recognize the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet. SFAS No. 158 also requires the employer to measure the fair value of plan assets and benefit obligations as of the date of the fiscal year end, and to recognize subsequent changes in the funded status as a component of accumulated other comprehensive income in shareholders’ equity. The adoption of SFAS No. 158 did not have any impact on DoCoMo’s results of operations. See Note 17 for further discussion.

(2) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

DoCoMo applied the FASB Interpretation (“FIN”) No. 46 (revised 2003), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For the years ended March 31, 2005, 2006 and 2007, DoCoMo had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of investments, realization of deferred tax assets, measurement of pension liabilities and revenue recognition.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents—

DoCoMo considers cash in banks and short-term highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Short-term investments—

The highly liquid investments, which have original maturities of longer than three months at the date of purchase and remaining maturities of one year or less at the end of fiscal year, are considered to be short-term investments.

Allowance for doubtful accounts—

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DoCoMo wrote down and disposed of obsolete handsets during the years ended March 31, 2005, 2006 and 2007 resulting in losses totaling 12,047 million yen, 18,883 million yen and 21,353 million yen ($181,635 thousand), respectively, which are included in “cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

Property, plant and equipment—

Property, plant and equipment are stated at cost and include interest cost incurred during construction, as discussed below in “Capitalized interest”. Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on its expected use, past experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted as appropriate. Property, plant and equipment held under capital lease and leasehold improvements are amortized using either the straight-line method or the declining-balance method, depending on the type of the assets, over the shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

Depreciation and amortization expense for the years ended March 31, 2005, 2006 and 2007 was 571,955 million yen, 553,087 million yen, and 552,294 million yen ($4,697,976 thousand), respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amounts of such telecommunications equipment and its accumulated depreciation are deducted from the respective accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal or contractual obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”. DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original states. DoCoMo has determined the aggregate fair values of its asset retirement obligations do not have a material impact on DoCoMo’s results of operations or financial position.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service. The rental costs associated with ground or building operating leases that are incurred during a construction period are expensed.

Capitalized interest—

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. There was no interest capitalized for the years ended March 31, 2005, 2006 and 2007.

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting. For investees accounted for under the equity method whose fiscal year ends are December 31, DoCoMo records its share of income or losses of such investees with a three month lag in its consolidated statements of income and comprehensive income. DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DoCoMo utilizes various information including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses are determined using the moving-average method and are reflected currently in earnings.

Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of three months or less are recorded as “cash and cash equivalents”, while those with original maturities of longer than three months at the date of purchase and remaining maturities of a year or less at the end of fiscal year are recorded as “short-term investments” in the consolidated balance sheets.

DoCoMo did not hold or transact any trading securities during the years ended March 31, 2005, 2006 and 2007.

Other investments include equity securities, whose fair values are not readily determinable, and equity securities for which sales are restricted by contractual requirements (“restricted stock”). Equity securities whose fair values are not readily determinable and restricted stock are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications facilities of wireline operators.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Accordingly, DoCoMo does not amortize either goodwill, including embedded goodwill recognized following the acquisition of investments accounted for under the equity method, or other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use telecommunications facilities of wireline operators are amortized on a straight-line basis over their useful lives.

Goodwill related to equity method investments is tested for impairment as a part of the other than temporary impairment assessment of the equity method investment as a whole in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are being amortized over a period of 5 years at maximum.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over 6 years, which is the expected term of subscription in mobile phone business.

Amounts capitalized related to rights to use certain telecommunications assets of wireline operators, primarily NTT, are amortized over 20 years.

Impairment of long-lived assets—

DoCoMo’s long-lived assets other than goodwill, such as property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

Hedging activities—

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap and foreign exchange forward contracts and non-derivative financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DoCoMo would receive or pay to terminate the contracts at each fiscal year end.

For derivative financial instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities that are also recognized in earnings of the period.

For derivative financial instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in “accumulated other comprehensive income” and reclassified into earnings when the relevant hedged transaction is realized.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For derivative financial instruments, as well as non-derivative financial instruments that qualify as hedging instruments for hedges of the foreign currency exposure of a net investment in a foreign operation, the changes in fair value of the derivative financial instruments and the foreign currency gains and loss on the non-derivative financial instruments are included in the “foreign currency translation adjustment” of “accumulated other comprehensive income”.

For derivative financial instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

DoCoMo discontinues hedge accounting when it is determined that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the relevant assets, liabilities or anticipated transactions.

Employees’ retirement benefit plans—

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Unrecognized prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service period of employees on a straight-line basis.

Revenue recognition—

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets, are sold principally to primary sales agents.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service charges, airtime charges and fees for activation.

Base monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges had been recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo had introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo had then introduced an arrangement which enables the unused allowances offered in and after December 2004 that was carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred all the revenues based on the portion of unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or data transmissions, similar to the way airtime

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenues are recognized, or as allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, DoCoMo started to recognize the revenue attributable to such allowance ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions. The effect of this accounting change was not material for DoCoMo’s results of operations or financial position.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Current deferred revenue	¥127,039	¥105,506	$897,465
Long-term deferred revenue	75,987	76,499	650,723
Current deferred charges	40,595	35,142	298,928
Long-term deferred charges	75,987	76,499	650,723

Current deferred revenue is included in “Other current liabilities” in the consolidated balance sheets.

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with DoCoMo’s customer loyalty programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to sales agents represent the largest portion of selling, general and administrative expenses.

Income taxes—

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share—

Basic earnings per share include no dilution and are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assume the dilution that could occur if securities or other contracts to issue common stock

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding as of March 31, 2005, 2006 and 2007, and therefore there is no difference between basic and diluted earnings per share.

Foreign currency translation—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The accompanying translation adjustments are included in “accumulated other comprehensive income”.

Foreign currency receivables and payables of DoCoMo are translated at appropriate year-end current rates and the accompanying translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other, net” of “other income (expense)” in the accompanying consolidated statements of income and comprehensive income.

(3) Recent accounting pronouncements—

In June 2006, FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. DoCoMo currently estimates that the impact of the application of FIN 48 on its result of operations and financial position will be immaterial.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. DoCoMo currently estimates that the impact of the adoption of SFAS No. 157 on its result of operations and financial position will be immaterial.

(4) Reclassifications—

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2007.

3. U.S. dollar amounts:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by applying the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of New York on March 30, 2007, which was 117.56 yen to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Cash and cash equivalents:

Cash and cash equivalents as of March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Cash	¥410,724	¥173,067	$1,472,159
Certificates of deposit	410,000	150,000	1,275,944
Other	20,000	19,995	170,083

Total	¥840,724	¥343,062	$2,918,186

5. Inventories:

Inventories as of March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Telecommunications equipment to be sold	¥228,337	¥144,292	$1,227,390
Materials and supplies	393	306	2,603
Other	793	1,294	11,007

Total	¥229,523	¥145,892	$1,241,000

6. Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of the revised business outlook for its PHS business, DoCoMo evaluated the recoverability of its long-lived assets, including property, plant and equipment and rights to use telecommunications facilities of wireline operators, of its PHS business in accordance with SFAS No. 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, DoCoMo used future discounted cash flows expected to be generated by the relevant long-lived assets because of the absence of an observable market price. Because DoCoMo estimated that future cash flows from the PHS business would be negative, DoCoMo wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a non-cash impairment loss of 60,399 million yen. DoCoMo also wrote-down the entire carrying value of long-lived assets related to the PHS business which DoCoMo acquired and recognized an impairment loss of 1,071 million yen and 1,216 million yen ($10,344 thousand) for the year ended March 31, 2006 and 2007, respectively. The impairment losses are recorded in “Impairment loss” in the accompanying consolidated statements of income and comprehensive income.

7. Investments in affiliates:

AT&T Wireless Services, Inc.—

In February 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), a wireless telecommunications service provider in the United States of America, entered into a merger agreement with Cingular Wireless LLC

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“Cingular”), another wireless telecommunications service provider in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless shall be converted into US$15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received US$6,495 million (equivalent to approximately 699,514 million yen) in cash. DoCoMo ceased to account for AT&T Wireless under the equity method. DoCoMo recognized a gain of 501,781 million yen on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized holding gains (losses) on available-for-sale securities of (144) million yen, net revaluation of financial instruments of 461 million yen and foreign currency translation adjustment of 64,564 million yen.

Hutchison 3G UK Holdings Limited—

On May 27, 2004, DoCoMo agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo were to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting rights and supervisory board representation. As DoCoMo no longer had the ability to exercise significant influence over H3G UK, DoCoMo ceased to account for its investment in H3G UK applying the equity method.

On October 15, 2004, DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares was completed. On May 9, 2005, DoCoMo received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. Consequently, DoCoMo received £120 million in cash, and transferred the entire shareholding in HTIL to HWL. As a result of the transaction, DoCoMo recorded “Gain on sale of affiliate shares” of 61,962 million yen, including reclassification of foreign currency translation of 38,174 million yen, in the consolidated statement of income and comprehensive income for the year ended March 31, 2006.

As part of the Sale and Purchase Agreement, the £200 million shareholder loan provided by DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004 and the payment was completed.

Sumitomo Mitsui Card Co., Ltd.—

On April 27, 2005, DoCoMo entered into an agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for 98,000 million yen, including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, DoCoMo has accounted for its investment in Sumitomo Mitsui Card applying the equity method.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DoCoMo determined that there was other than temporary decline in the value of its investment in Hutchison Telephone Company Limited, a wireless telecommunications service provider in Hong Kong, and recorded an impairment charge of 8,612 million yen for the year ended March 31, 2005. During the year ended March 31, 2006, DoCoMo determined that there was no other than temporary declines in the values of its investee affiliates. During the year ended March 31, 2007, DoCoMo recorded impairment charges for other than temporary declines in the values in certain investee affiliates that were immaterial in amount. The impairment charges are included in “equity in net losses of affiliates” in the accompanying statement of income and comprehensive income.

DoCoMo believes the estimated fair values of its investments in affiliates as of March 31, 2007 to equal or exceed the related carrying values.

All of the investments which are accounted for on the equity method are privately held companies as of March 31, 2007.

DoCoMo’s share of undistributed earnings of affiliates included in consolidated retained earnings was 1,022 million yen, 3,363 million yen and 4,239 million yen ($36,058 thousand) as of March 31, 2005, 2006 and 2007, respectively. Dividends received from affiliates were 20 million yen, 1,034 million yen and 1,258 million yen ($10,701 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. DoCoMo does not have significant business transactions with its affiliates.

The total carrying value of DoCoMo’s investments in affiliates in the accompanying consolidated balance sheets as of March 31, 2006 and 2007 was greater by 85,808 million yen and 86,183 million yen ($733,098 thousand), respectively than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees.

8. Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Marketable securities:
Available-for-sale	¥249,943	¥268,528	$2,284,178
Other investments	157,866	92,853	789,835

Sub-total	¥407,809	¥361,381	$3,074,013
Less: Available-for-sale securities classified as “Short-term investments”	¥(49,985)	¥(99,925)	$(849,991)

Marketable securities and other investments (Non-current)	¥357,824	¥261,456	$2,224,022

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as available-for-sale as of March 31, 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Due within 1 year	¥99,925	¥99,925	$849,991	$849,991
Due after 1 year through 5 years	5	5	43	43
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥99,930	¥99,930	$850,034	$850,034

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of March 31, 2006 and 2007 are as follows:

	Millions of yen
	2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785

	Millions of yen
	2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥147,998	¥21,585	¥985	¥168,598
Debt securities	100,076	0	146	99,930

	Thousands of U.S. dollars
	2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	$1,258,915	$183,608	$8,379	$1,434,144
Debt securities	851,276	0	1,242	850,034

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Proceeds	¥27,046	¥14,902	¥448	$3,811
Gross realized gains	17	40,454	314	2,671
Gross realized losses	(1,118)	—	(118)	(1,004)

On October 24, 2005, DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). The i-mode license agreement between DoCoMo and KPN Mobile will be maintained.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the agreement, DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, and paid cash of €5 million (equivalent to 692 million yen) to DoCoMo.

As a result of the agreement, DoCoMo recognized a gain on the transfer of these KPN Mobile shares of 40,030 million yen, which included the reclassification of related foreign currency translation gains of 25,635 million yen, in the consolidated statement of income and comprehensive income under the line item “Gain on sale of other investments” for the year ended March 31, 2006. DoCoMo also recognized a non-cash expense of 14,062 million yen in the consolidated statement of income and comprehensive income under the line item “Selling, general and administrative” and in the consolidated statement of cash flows under the line item “Expense associated with sale of other investments” at that time for the excess of the then fair value of KPN Mobile shares transferred over the actual cash received, which DoCoMo regarded as the consideration for the benefits from the arrangement, for the year ended March 31, 2006.

Gross unrealized holding losses on and fair value of marketable securities and cost method investments included in “other investments” as of March 31, 2006 and 2007, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2006
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥364	¥49	¥1,510	¥262	¥1,874	¥311
Debt securities	149,785	505	—	—	149,785	505
Cost method investments	—	—	48	89	48	89

	Millions of yen
	2007
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥4,503	¥481	¥1,543	¥504	¥6,046	¥985
Debt securities	—	—	99,925	146	99,925	146
Cost method investments	345	261	32	105	377	366

	Thousands of U.S. dollars
	2007
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	$38,304	$4,092	$13,125	$4,287	$51,429	$8,379
Debt securities	—	—	849,991	1,242	849,991	1,242
Cost method investments	2,935	2,220	272	893	3,207	3,113

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments include long-term investments in various privately held companies and restricted stock.

For long-term investments in various privately held companies for which there are no quoted market prices, the reasonable estimate of fair value could not be made without incurring excessive costs, and DoCoMo believes that it is not practicable to estimate the reasonable fair value. Accordingly, these investments are carried at cost.

DoCoMo holds equity securities for which sales are restricted by contractual requirements with third parties. As of March 31, 2007, the restricted stock held by DoCoMo included shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication service provider in Philippines.

The aggregate carrying amount of the restricted stock, which was recorded as cost method investments, as of March 31, 2006 and 2007 was 136,147 million yen and 68,658 million yen ($584,025 thousand), respectively. DoCoMo believes that it was not practicable to estimate reasonable fair values for such investments in restricted stock, which has quoted market prices, because of the restriction of sales by contract. The aggregate market price of the equivalent amount of unrestricted stock was 144,987 million yen and 96,680 million yen ($822,389 thousand) as of March 31, 2006 and 2007, respectively. Equity securities with an aggregate carrying amount of 67,702 million yen ($575,893 thousand), which had been previously classified as cost method investments as of March 31, 2006, were classified as available-for-sale securities due to the lapse of restriction within one year as of March 31, 2007.

The aggregate carrying amounts of DoCoMo’s cost method investments included in other investments totaled 157,843 million yen and 92,818 million yen ($789,537 thousand) as of March 31, 2006 and 2007, respectively. DoCoMo did not evaluate fair values of investments with an aggregate carrying amount of 152,902 million yen and 86,119 million yen ($732,554 thousand) for impairment as of March 31, 2006 and 2007, respectively, as their fair values were not available and it did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. DoCoMo believed that it was not practicable to estimate their fair values because an estimate of fair value cannot be made without incurring excessive costs.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Goodwill and other intangible assets:

Goodwill—

Majority of DoCoMo’s goodwill was recognized when DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen
	2006
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,354	¥6,743	¥140,097
Goodwill acquired during the year	151	—	151
Foreign currency translation adjustment	—	846	846

Balance at end of year	¥133,505	¥7,589	¥141,094

	Millions of yen
	2007
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥133,505	¥7,589	¥141,094
Goodwill acquired during the year	6,660	—	6,660
Foreign currency translation adjustment	—	67	67

Balance at end of year	¥140,165	¥7,656	¥147,821

	Thousands of U.S. dollars
	2007
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	$1,135,633	$64,554	$1,200,187
Goodwill acquired during the year	56,652	—	56,652
Foreign currency translation adjustment	—	570	570

Balance at end of year	$1,192,285	$65,124	$1,257,409

Information regarding business segments is discussed in Note 16.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

The following table displays the major components of DoCoMo’s intangible assets, all of which are subject to amortization, as of March 31, 2006 and 2007.

	Millions of yen
	2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥523,097	¥319,299	¥203,798
Internal-use software	743,449	493,270	250,179
Software acquired to be used in the manufacture of handsets	67,233	10,685	56,548
Customer related assets	50,949	29,013	21,936
Rights to use telecommunications facilities of wireline operators	14,301	7,186	7,115
Other	8,701	1,973	6,728

Total	¥1,407,730	¥861,426	¥546,304

	Millions of yen
	2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥562,107	¥346,472	¥215,635
Internal-use software	835,410	581,356	254,054
Software acquired to be used in the manufacture of handsets	76,304	24,241	52,063
Customer related assets	50,949	37,504	13,445
Rights to use telecommunications facilities of wireline operators	17,380	8,828	8,552
Other	9,727	2,447	7,280

Total	¥1,551,877	¥1,000,848	¥551,029

	Thousands of U.S. dollars
	2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	$4,781,448	$2,947,193	$1,834,255
Internal-use software	7,106,243	4,945,185	2,161,058
Software acquired to be used in the manufacture of handsets	649,064	206,201	442,863
Customer related assets	433,387	319,020	114,367
Rights to use telecommunications facilities of wireline operators	147,840	75,094	72,746
Other	82,741	20,815	61,926

Total	$13,200,723	$8,513,508	$4,687,215

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 6, DoCoMo recognized an impairment charge for its long-lived assets related to PHS business during the year ended March 31, 2005, 2006 and 2007. The amount of the reduction in net carrying amount of intangible assets related to software for telecommunications network and rights to use telecommunications facilities of wireline operators due to the impairment was 4,539 million yen and 16,089 million yen, respectively, during the year ended March 31, 2005.

The amount of amortizable intangible assets acquired during the year ended March 31, 2007 was 200,844 million yen ($1,708,438 thousand), main components of which were software for telecommunications network in amount of 82,566 million yen ($ 702,331 thousand) and internal-use software in amount of 98,370 million yen ($ 836,764 thousand). The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2005, 2006 and 2007 was 163,468 million yen, 183,979 million yen and 191,828 million yen ($1,631,745 thousand), respectively. Estimated amortization of intangible assets for fiscal years ending March 31, 2008, 2009, 2010, 2011 and 2012 is 171,277 million yen, 143,481 million yen, 105,844 million yen, 70,460 million yen, and 31,445 million yen, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2007 is 5.2 years.

10. Other assets:

Other assets as of March 31, 2006 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Deposits	¥69,924	¥73,504	$625,247
Deferred customer activation costs	75,987	76,499	650,723
Long-term bailment for consumption to a related party	100,000	50,000	425,315
Other	19,071	19,268	163,899

Total	¥264,982	¥219,271	$1,865,184

Long-term bailment for consumption to a related party was related to contracts of bailment of cash for consumption into which DoCoMo entered with NTT FINANCE CORPORATION (“NTT FINANCE”, formerly NTT Leasing Co., Ltd.), a related party of DoCoMo (see Note 15).

11. Short-term borrowings and long-term debt:

DoCoMo’s debt obligations are denominated in Japanese yen and U.S. dollars.

Short-term borrowings, excluding the current portion of long-term debt, as of March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Unsecured short-term bank loans in Japanese Yen bearing interest at a weighted average rate of 0.8% and 1.3% per annum for the year ended March 31, 2006 and 2007, respectively	¥152	¥102	$868

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt as of March 31, 2006 and 2007 was comprised of the following:

	Interest rates	Maturity dates year ending March 31,	Millions of yen		Thousands of U.S. dollars
			2006	2007	2007
Debt denominated in Japanese Yen:
Unsecured corporate bonds	0.7% - 1.6%	2008 - 2012	¥601,983	¥477,058	$4,057,996
Unsecured indebtedness to banks, insurance companies and others	0.8% - 1.5%	2008 - 2013	178,523	114,000	969,717
Debt denominated in U.S. dollars:
Unsecured corporate bonds	3.5%	2008	11,747	11,805	100,417

Sub-total			792,253	602,863	5,128,130
Less: Current portion			(193,723)	(131,005)	(1,114,367)

Total long-term debt			¥598,530	¥471,858	$4,013,763

Interest rates on DoCoMo’s borrowings are fixed. DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 20. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2005, 2006 and 2007 totaled 9,525 million yen, 8,065 million yen and 5,453 million yen ($46,385 thousand), respectively.

DoCoMo has a shelf registration for issuance of up to 1,000 billion yen of domestic corporate bonds in Japan during a two-year period started April 3, 2006. As of March 31, 2007, DoCoMo did not issue any domestic corporate bonds under this registration.

The aggregate amounts of annual maturities of long-term debt at March 31, 2007, were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥131,005	$1,114,367
2009	75,200	639,673
2010	29,000	246,683
2011	180,376	1,534,331
2012	172,282	1,465,482
Thereafter	15,000	127,594

	¥602,863	$5,128,130

12. Shareholders’ equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distributable amount, available for the payments of dividends to shareholders as of March 31, 2007 was 1,237,322 million yen ($10,525,026 thousand) and is included in “additional paid-in capital” and “retained earnings”.

In the general meeting of shareholders held on June 19, 2007, the shareholders approved cash dividends of 87,187 million yen or 2,000 yen per share, payable to shareholders of record as of March 31, 2007, which were declared by the board of directors on April 27, 2007.

Outstanding shares and treasury stock—

The changes in the number of outstanding shares and treasury stock for the years ended March 31, 2005, 2006 and 2007 are summarized as follows, where fractional shares are rounded off:

DoCoMo had no outstanding shares other than share of its common stock.

	Number of outstanding shares	Number of treasury stock
As of March 31, 2004	50,180,000	1,583,636

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	2,324,153
Acquisition of fractional shares	—	3
Retirement of treasury stock	(1,480,000)	(1,480,000)

As of March 31, 2005	48,700,000	2,427,792

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	1,797,977
Acquisition of fractional shares	—	4
Retirement of treasury stock	(1,890,000)	(1,890,000)

As of March 31, 2006	46,810,000	2,335,773

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	880,578
Acquisition of fractional shares	—	5
Retirement of treasury stock	(930,000)	(930,000)

As of March 31, 2007	45,880,000	2,286,356

In the general meetings of shareholders held on June 19, 2003 and June 18, 2004, the shareholders approved a stock repurchase plan under which DoCoMo could repurchase up to 2,500,000 shares at an aggregate amount not to exceed 600,000 million yen until the end of the next general meeting of shareholders in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. In the general meeting of shareholders held on June 21, 2005, the shareholders approved a stock repurchase plan under which DoCoMo could repurchase up to 2,200,000 additional shares at an aggregate amount not to exceed 400,000 million yen until the end of the next general meeting of shareholders. In the general meeting of shareholders held on June 20, 2006, the shareholders approved a stock repurchase plan under which DoCoMo could repurchase up to 1,400,000 shares at an aggregate amount not to exceed 250,000 million yen until the end of the next general meeting of shareholders.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aggregate number and price of shares repurchased for the year ended March 31, 2005, were as follows:

Aggregate number of shares repurchased:	2,324,156 shares
Aggregate price of shares repurchased:	425,247 million yen

Aggregate number and price of shares repurchased for the year ended March 31, 2006, were as follows:

Aggregate number of shares repurchased:	1,797,981 shares
Aggregate price of shares repurchased:	300,078 million yen

Aggregate number and price of shares repurchased for the year ended March 31, 2007, were as follows:

Aggregate number of shares repurchased:	880,583 shares
Aggregate price of shares repurchased:	157,223 million yen ($1,337,385 thousand)

Of the total shares repurchased, 1,748,000 and 1,506,000 shares were purchased from NTT during the years ended March 31, 2005 and 2006, respectively. No shares were purchased from NTT during the year ended March 31, 2007.

Based on the resolution of the board of directors on March 28, 2006, DoCoMo retired 1,890,000 of its own shares held as treasury stock (purchase price: 362,659 million yen). As a result of the share retirement, retained earnings were decreased by 362,659 million yen and the number of authorized common stock decreased from 190,020,000 shares to 188,130,000 shares during the year ended March 31, 2006.

Based on the resolution of the board of directors on March 28, 2007, DoCoMo retired 930,000 of its own shares held as treasury stock (purchase price: 175,055 million yen ($1,489,069 thousand)). As a result of the share retirement, additional paid-in capital was decreased by 175,055 million yen ($1,489,069 thousand).

In May and June 2007, based on a resolution of the board of directors on March 28, 2007, DoCoMo repurchased total 350,379 shares of its common stock for 72,997 million yen ($620,934 thousand) in the stock market.

In the general meeting of shareholders held on June 19, 2007, the shareholders approved a stock repurchase plan under which DoCoMo may repurchase up to 1,000,000 shares at an aggregate amount not to exceed 200,000 million yen during the one year period starting from June 20, 2007, in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income:

The following table presents changes in accumulated other comprehensive income, net of applicable taxes:

	Millions of yen
	Unrealized holding gains (losses) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income
As of March 31, 2004	¥12,710	¥154	¥81,591	¥(13,100)	—	¥81,355
2005 change	9,220	(367)	(32,670)	71	—	(23,746)

As of March 31, 2005	¥21,930	¥(213)	¥48,921	¥(13,029)	—	¥57,609
2006 change	7,662	121	(42,597)	3,986	—	(30,828)

As of March 31, 2006	¥29,592	¥(92)	¥6,324	¥(9,043)	—	¥26,781
2007 change	(15,763)	34	1,103	5,562	—	(9,064)
Adjustment to initially apply SFAS No. 158	—	—	—	3,481	¥(8,324)	(4,843)

As of March 31, 2007	¥13,829	¥(58)	¥7,427	¥—	¥(8,324)	¥12,874

	Thousands of U.S. dollars
	Unrealized holding gains (losses) on available-for-sale securities	Net revaluation of financial instruments	Foreign currency translation adjustment	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive income
As of March 31, 2006	$251,719	$(783)	$53,794	$(76,922)	—	$227,808
2007 change	(134,085)	289	9,383	47,312	—	(77,101)
Adjustment to initially apply SFAS No. 158	—	—	—	29,610	$(70,806)	(41,196)

As of March 31, 2007	$117,634	$(494)	$63,177	$—	$(70,806)	$109,511

The amount of taxes applied to the items in accumulated other comprehensive income is described in Note 18.

13. Research and development expenses and advertising expenses:

Research and development expenses

Expenditures for research and development are charged to expense as incurred.

Research and development expenses are included primarily in selling, general and administrative expenses and amounted to 101,945 million yen, 110,509 million yen and 99,315 million yen ($844,803 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising expenses

Expenditures for advertising are also expensed as incurred. Such expenditures are included in selling, general and administrative expenses and amounted to 57,773 million yen, 52,610 million yen and 53,126 million yen ($451,905 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

14. Other income (expense):

Components of other income (expense) included in “other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Net realized gains (losses) on marketable securities	¥(1,101)	¥366	¥309	$2,628
Foreign exchange gains, net	1,283	8,072	281	2,390
Rental revenue received	2,442	2,525	2,407	20,475
Dividends income	954	4,446	7,203	61,271
Penalties and compensation for damages	2,674	3,279	2,000	17,013
Other than temporary impairment of other investments	(699)	(150)	(8,086)	(68,782)
Other, net	4,622	2,837	(410)	(3,488)

Total	¥10,175	¥21,375	¥3,704	$31,507

15. Related party transactions:

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

Receivables include primarily customer accounts receivables related to DoCoMo’s sales of wireless communications services to customers, which NTT collects on behalf of DoCoMo. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2005, 2006 and 2007, DoCoMo purchased capital equipment from NTT Group companies in amount of 71,896 million yen, 71,897 million yen and 103,728 million yen ($882,341 thousand), respectively.

DoCoMo entered into cost-sharing and construction and maintenance contracts with Japan Mobile Communications Infrastructure Association (former In-Tunnel Cellular Association), chairman of which was also one of DoCoMo’s directors through June 21, 2005. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was 14,797 million yen for the year ended March 31, 2005. Income from such contracts for the year ended March 31, 2006 (from April 1 to June 21, 2005) was 217 million yen.

DoCoMo has entered into contracts of bailment of cash for consumption with NTT FINANCE for cash management purposes. NTT and its subsidiaries collectively own all the voting interests in NTT FINANCE, of

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which DoCoMo owned 4.2% as of March 31, 2007. Accordingly, NTT FINANCE is a related party of DoCoMo. Under the terms of the contracts, funds are bailed to NTT FINANCE and DoCoMo can withdraw the funds upon its demand. The balance of bailment was 120,000 million yen as of March 31, 2006. The assets related to the contracts were recorded as “Cash and cash equivalents” of 20,000 million yen and “Other assets” of 100,000 million yen on the consolidated balance sheets as of March 31, 2006. The contracts had remaining terms to maturity ranging from 1 month to 2 years and 3 months at interest rates ranging from 0.1% to 0.2% as of March 31, 2006. The balance of bailment was 100,000 million yen ($850,629 thousand) as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of 50,000 million yen ($425,315 thousand) and “Other assets” of 50,000 million yen ($425,315 thousand) on the consolidated balance sheets as of March 31, 2007. The contracts had remaining terms to maturity ranging from 3 months to 1 year and 3 months at interest rates at 0.2% as of March 31, 2007. The fair values of the bailment contracts are not determinable as these contracts are with a related party and a secondary market for such contracts does not exist. There were no contracts of bailment expired during the year ended March 31, 2006. The average balance of the contracts of bailment expired during the year ended March 31, 2007 was 25,178 million yen ($214,171 thousand). The recorded amount of interest income derived from the contracts was 95 million yen and 269 million yen ($2,288 thousand) for the years ended March 31, 2006 and 2007, respectively.

On March 14, 2006, DoCoMo acquired 12,633,486 shares of PLDT, which amounted to approximately 7% of PLDT’s issued shares, for 52,103 million yen from NTT Communications Corporation, a subsidiary of NTT.

16. Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having three primary business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. DoCoMo ceased accepting new subscriptions for PHS services as of April 30, 2005 and decided to terminate PHS services effective January 7, 2008. In addition, DoCoMo recognized an impairment loss on long-lived assets related to PHS business for the years ended March 31, 2005, 2006 and 2007 (see Note 6). The miscellaneous business segment includes credit services, wireless LAN services, Quickcast (paging) services and other miscellaneous services, which in the aggregate are not significant in amount. DoCoMo terminated its Quickcast services on March 31, 2007. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

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

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
Year ended March 31, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,755,815	¥63,095	¥25,700	—	¥4,844,610
Operating expenses	3,880,433	148,976	31,035	—	4,060,444

Operating income (loss)	¥875,382	¥(85,881)	¥(5,335)	—	¥784,166

Total assets	¥4,755,598	¥50,907	¥17,728	¥1,312,288	¥6,136,521

Depreciation and amortization	¥705,806	¥22,996	¥6,621	—	¥735,423

Capital expenditures	¥696,638	¥4,840	—	¥160,039	¥861,517

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	—	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	—	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	—	¥832,639

Total assets	¥4,782,740	¥34,414	¥23,241	¥1,524,862	¥6,365,257

Depreciation and amortization	¥729,349	¥3,983	¥3,734	—	¥737,066

Capital expenditures	¥749,456	¥1,071	—	¥136,586	¥887,113

	Millions of yen
Year ended March 31, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	—	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	—	4,014,569

Operating income (loss)	¥803,671	¥(15,383)	¥(14,764)	—	¥773,524

Total assets	¥5,067,348	¥25,212	¥40,213	¥983,442	¥6,116,215

Depreciation and amortization	¥735,270	¥2,014	¥6,838	—	¥744,122

Capital expenditures	¥781,548	¥1,195	—	¥151,680	¥934,423

	Thousands of U.S. dollars
Year ended March 31, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	$40,140,141	$199,294	$389,495	—	$40,728,930
Operating expenses	33,303,879	330,146	515,082	—	34,149,107

Operating income (loss)	$6,836,262	$(130,852)	$(125,587)	—	$6,579,823

Total assets	$43,104,355	$214,461	$342,064	$8,365,447	$52,026,327

Depreciation and amortization	$6,254,423	$17,132	$58,166	—	$6,329,721

Capital expenditures	$6,648,077	$10,165	—	$1,290,235	$7,948,477

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective from the year started April 1, 2005, DoCoMo partly changed its segment configuration as follows: “Quickcast business”, which had been presented separately in the past, was reclassified to “Miscellaneous businesses”, and international services, which had been previously classified as “Miscellaneous businesses”, were reclassified to “Mobile phone business”. As a result of these reclassifications, the segment results for the year ended March 31, 2005 are restated to conform to the presentation for the years ended March 31, 2006 and 2007.

DoCoMo does not disclose geographical segments, since the amount of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There have been no sales and operating revenue from transactions with single external customer amounting to 10% or more of DoCoMo’s revenues for the years ended March 31, 2005, 2006 and 2007.

Revenues from external customers for each similar product and service are presented as follows;

	Millions of yen			Thousands of U.S. dollars
Year ended March 31	2005	2006	2007	2007
Operating Revenues :
Wireless services	¥4,296,537	¥4,295,856	¥4,314,140	$36,697,346
Cellular (FOMA+mova) services revenues	4,146,973	4,158,134	4,182,609	35,578,505
—Voice revenues	3,086,275	3,038,654	2,940,364	25,011,603
Including: FOMA services	514,702	1,169,947	1,793,037	15,252,101
—Packet communications revenues	1,060,698	1,119,480	1,242,245	10,566,902
Including: FOMA services	260,671	613,310	971,946	8,267,659
PHS services revenues	60,288	40,943	23,002	195,662
Other revenues	89,276	96,779	108,529	923,179
Equipment sales	548,073	470,016	473,953	4,031,584

Total operating revenues	¥4,844,610	¥4,765,872	¥4,788,093	$40,728,930

17. Employees’ retirement benefits:

Severance payments and contract-type corporate pension plan—

Employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations, the amount of which is determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the non-contributory defined benefit pension plan sponsored by DoCoMo.

Upon adoption of SFAS No. 158 as of March 31, 2007, DoCoMo recognized the funded status of the non-contributory defined benefit pension plans as a component of “accumulated comprehensive income”.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The incremental effect of adopting SFAS No. 158 on DoCoMo’s financial position as of March 31, 2007 is summarized as follows:

	Millions of yen
	Before adoption of SFAS No. 158	Adjustment to initially apply SFAS No. 158	After adoption of SFAS No. 158
Investments in affiliates	¥176,490	¥(114)	¥176,376
Intangible assets	301	(301)	—
Other assets	156	668	824
Deferred tax assets	38,064	1,935	39,999

Total assets	¥215,011	¥2,188	¥217,199

Liability for employees’ retirement benefits	¥93,524	¥5,097	¥98,621
Accumulated other comprehensive income (loss), net of applicable taxes	(3,226)	(2,909)	(6,135)

Total liabilities and shareholders’ equity	¥90,298	¥2,188	¥92,486

	Thousands of U.S. dollars
	Before adoption of SFAS No. 158	Adjustment to initially apply SFAS No. 158	After adoption of SFAS No. 158
Investments in affiliates	$1,501,276	$(970)	$1,500,306
Intangible assets	2,560	(2,560)	—
Other assets	1,327	5,682	7,009
Deferred tax assets	323,784	16,460	340,244

Total assets	$1,828,947	$18,612	$1,847,559

Liability for employees’ retirement benefits	$795,542	$43,357	$838,899
Accumulated other comprehensive income (loss), net of applicable taxes	(27,441)	(24,745)	(52,186)

Total liabilities and shareholders’ equity	$768,101	$18,612	$786,713

The adoption of recognition and disclosure provisions of SFAS No. 158 had no effect on the results of operations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations of the changes in the non-contributory pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2006 and 2007. DoCoMo uses a measurement date of March 31 for its non-contributory pension plans.

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥179,392	¥188,856	$1,606,464
Service cost	9,879	10,219	86,926
Interest cost	3,493	3,654	31,082
Benefit payments	(8,808)	(9,737)	(82,826)
Plan amendment	54	(465)	(3,955)
Transfer of liability from NTT non-contributory funded pension plan	252	160	1,361
Actuarial (gain) loss	4,594	(9,683)	(82,366)

Projected benefit obligation, end of year	¥188,856	¥183,004	$1,556,686
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥64,770	¥79,266	$674,260
Actual return on plan assets	11,063	3,096	26,336
Employer contributions	4,827	4,470	38,023
Benefits payments	(1,463)	(1,661)	(14,129)
Transfer of plan assets from NTT non-contributory funded pension plan	69	36	306

Fair value of plan assets, end of year	¥79,266	¥85,207	$724,796
At March 31:
Funded status	¥(109,590)	¥(97,797)	$(831,890)

Unrecognized net losses	41,089
Unrecognized transition obligation	1,565
Unrecognized prior service cost	¥(21,682)

Net amount recognized	¥(88,618)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets as of March 31, 2006 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Liability for employees’ retirement benefits	¥(102,837)	¥(98,621)	$(838,899)
Prepaid pension cost	113	824	7,009
Intangible assets	122	—	—
Accumulated other comprehensive income	13,984	—	—

Net amount recognized	¥(88,618)	¥(97,797)	$(831,890)

Prepaid pension cost is included in “other assets” in the consolidated balance sheets.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items recognized in “accumulated other comprehensive income” are summarized in the following table:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Actuarial gains or losses (net)	¥(28,737)	$(244,445)
Prior service costs	20,239	172,159
Transition obligation	(1,439)	(12,241)

Total	¥(9,937)	$(84,527)

The accumulated benefit obligation for the non-contributory pension plans was 181,801 million yen and 176,586 million yen ($1,502,093 thousand) as of March 31, 2006 and 2007, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2006 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	¥187,753	¥178,323	$1,516,868
Fair value of plan assets	78,750	79,702	677,969
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	¥179,806	¥171,549	$1,459,246
Fair value of plan assets	77,806	79,313	674,660

The net periodic pension costs for the non-contributory pension plans for the years ended March 31, 2005, 2006 and 2007, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Service cost	¥9,683	¥9,879	¥10,219	$86,926
Interest cost on projected benefit obligation	3,358	3,493	3,654	31,082
Expected return on plan assets	(1,497)	(1,640)	(2,028)	(17,251)
Amortization of prior service cost	(1,815)	(1,861)	(1,907)	(16,222)
Amortization of actuarial gains or losses (net)	2,187	2,018	1,600	13,610
Amortization of transition obligation	89	132	127	1,081

Net pension cost	¥12,005	¥12,021	¥11,665	$99,226

The amount of actuarial losses, unrecognized transition obligation and prior service cost, which are expected to be amortized and reclassified from “accumulated other comprehensive income” to net pension cost during the year ending March 31, 2008 is 834 million yen, 127 million yen and (1,907) million yen, respectively.

The assumptions used in determination of the pension plans’ projected benefit obligations at March 31, 2006 and 2007 are as follows:

	2006	2007
Discount rate	2.0%	2.2%
Long-term rate of salary increases	2.1	2.1

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determination of the net pension costs for the years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
Discount rate	2.0%	2.0%	2.0%
Long-term rate of salary increases	2.1	2.1	2.1
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, DoCoMo considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The weighted-average asset allocations of non-contributory pension plan at March 31, 2006 and 2007 by asset category are as follows:

	2006	2007
Domestic bonds	29.2%	32.8%
Domestic stock	27.2	23.8
Foreign bonds	16.2	18.3
Foreign stock	16.2	14.8
Other	11.2	10.3

Total	100.0%	100.0%

The non-contributory pension plan’s policy toward plan assets management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, DoCoMo selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DoCoMo then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DoCoMo will review the asset allocation as necessary. The target ratio in March 2007 is: domestic bonds, 30.0%; domestic stock, 25.0%; foreign bonds, 20.0%; foreign stock, 15.0%; and other financial instruments 10.0%.

As of March 31, 2006 and 2007, domestic stock owned by the non-contributory pension plan as its plan asset included common stock of NTT and its subsidiaries listed in Japan including DoCoMo in amount of 360 million yen (0.5% of total plan assets) and 666 million yen ($5,665 thousand, 0.8% of total plan assets), respectively.

Occasionally, employees of NTT transfer to DoCoMo. Upon such transfer, NTT transfers the relevant vested pension obligation for each employee, along with a corresponding amount of plan assets and cash. Therefore, the difference between the pension obligation and related plan assets transferred from NTT to DoCoMo, included in the above table which presents reconciliations of the changes in the non-contributory pension plans’ projected benefit obligations and fair value of plan assets, represents cash paid by NTT to DoCoMo, which has not been invested in plan assets.

DoCoMo expects to contribute 4,476 million yen to the non-contributory pension plan in the year ending March 31, 2008.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The benefit payments, which reflect expected future service under the non-contributory pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥13,282	$112,981
2009	13,004	110,616
2010	11,897	101,199
2011	11,553	98,273
2012	10,656	90,643
2013-2017	62,533	531,924

Social welfare pension scheme and NTT welfare pension fund—

DoCoMo participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”). The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and both NTT Group and its employees have made contributions to such plan every year. The National Plan is considered as a multi-employer plan as defined by SFAS No. 87 and contributions are recognized as expenses when contributions are made to such plan. The total amount of contributions was 12,681 million yen, 12,787 million yen and 13,108 million yen ($111,501 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Both NTT Group including DoCoMo and its employees make contributions to the NTT Plan to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT Plan is regulated under the Japanese Welfare Pension Insurance Law and covers a substitutional portion of the National Plan. The NTT Plan is considered a defined benefit pension plan as defined by SFAS No. 87 and accounts for items such as benefit obligations separately from the severance payment and contract-type corporate pension plan as previously described. The participation by DoCoMo and its subsidiary in the NTT Plan is accounted for as a single employer plan. The number of DoCoMo’s employees covered by the NTT Plan represented approximately 10.4% and 10.5% of the total members covered by such plan as of March 31, 2006 and 2007, respectively.

DoCoMo adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Under the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Plan applied to the Japanese government for permission that the NTT Plan be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. The NTT Plan also applied to the Japanese government for permission to be released from the past obligation to disburse the NTT Plan benefits covering the substitutional portion on April 17, 2007. However, in accordance with EITF 03-02, no accounting should be recognized until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on DoCoMo’s result of operations and financial position will be.

Upon adoption of SFAS No.158 as of March 31, 2007, DoCoMo recognized the funded status of the NTT Plan, based on actuarial computations which covered only DoCoMo employees’ participation, as a component of “other accumulated comprehensive income”.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The incremental effect of adopting SFAS No. 158 on DoCoMo’s financial position due to its participation in the NTT Plan as of March 31, 2007 is summarized as follows;

	Millions of yen
	Before adoption of SFAS No. 158	Adjustment to initially apply SFAS No.158	After adoption of SFAS No. 158
Deferred tax assets	¥13,904	¥1,338	¥15,242

Liability for employees’ retirement benefits	¥33,997	¥3,272	¥37,269
Accumulated other comprehensive income (loss), net of applicable taxes	(255)	(1,934)	(2,189)

Total liabilities and shareholders’ equity	¥33,742	¥1,338	¥35,080

	Thousands of U.S. dollars
	Before adoption of SFAS No. 158	Adjustment to initially apply SFAS No.158	After adoption of SFAS No. 158
Deferred tax assets	$118,272	$11,382	$129,654

Liability for employees’ retirement benefits	$289,188	$27,833	$317,021
Accumulated other comprehensive income (loss), net of applicable taxes	(2,169)	(16,451)	(18,620)

Total liabilities and shareholders’ equity	$287,019	$11,382	$298,401

The adoption of recognition and related disclosure provisions of SFAS No. 158 had no effect on the results of operations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations of the changes in the NTT Plan’s projected benefit obligations and fair value of plan assets at March 31, 2006 and 2007. The amount in the table is based on actuarial computations which covered only DoCoMo employees’ participation to the plan.

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥127,680	¥132,031	$1,123,095
Service cost	3,626	3,440	29,262
Interest cost	2,580	2,619	22,278
Benefit payments	(1,189)	(1,272)	(10,820)
Internal adjustment due to transfer of employees based on actuarial computations which covered only DoCoMo employees’ participation to the plan	(940)	(438)	(3,726)
Actuarial loss (gain)	274	(4,975)	(42,319)

Projected benefit obligation, end of year	¥132,031	¥131,405	$1,117,770
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥77,380	¥90,262	$767,795
Actual return on plan assets	12,956	3,697	31,448
Employer contributions	1,228	1,240	10,548
Employee contributions	532	522	4,440
Benefits payments	(1,189)	(1,272)	(10,820)
Internal adjustment due to transfer of employees based on actuarial computations which covered only DoCoMo employees’ participation to the plan	(645)	(313)	(2,662)

Fair value of plan assets, end of year	¥90,262	¥94,136	$800,749
At March 31:
Funded status	¥(41,769)	¥(37,269)	$(317,021)

Unrecognized actuarial losses	12,860
Unrecognized prior service cost	¥(2,854)

Net amount recognized	¥(31,763)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets as of March 31, 2006 and 2007, based on actuarial computations which covered only DoCoMo employees’ participation to the plan:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Liability for employees’ retirement benefits	¥(32,674)	¥(37,269)	$(317,021)
Accumulated other comprehensive income	911	—	—

Net amount recognized	¥(31,763)	¥(37,269)	$(317,021)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items recognized in “accumulated other comprehensive income”, based on actuarial computations which covered only DoCoMo employees’ participation to the plan, are summarized in the following table:

	Millions of yen	Thousands of U.S. dollars
	2007	2007
Actuarial gains or losses (net)	¥(6,080)	$(51,718)
Prior service costs	2,497	21,240

Total	¥(3,583)	$(30,478)

The accumulated benefit obligation regarding DoCoMo employees for the NTT Plan based on actuarial computations which covered only DoCoMo employees’ participation was 109,657 million yen and 109,680 million yen ($932,970 thousand) at March 31, 2006 and 2007, respectively.

The net periodic pension cost related to the NTT Plan based on actuarial computations which covered only DoCoMo employees’ participation for the years ended March 31, 2005, 2006 and 2007, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Service cost	¥3,724	¥3,626	¥3,440	$29,262
Interest cost on projected benefit obligation	2,353	2,580	2,619	22,278
Expected return on plan assets	(1,773)	(1,970)	(2,254)	(19,173)
Amortization of prior service cost	(357)	(357)	(357)	(3,037)
Amortization of actuarial gains or losses (net)	2,304	1,956	362	3,079
Contribution from employees	(532)	(532)	(522)	(4,440)

Net pension cost	¥5,719	¥5,303	¥3,288	$27,969

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from accumulated other comprehensive income to net pension cost during the year ending March 31, 2008 is 16 million yen and (357) million yen, respectively.

The assumptions used in determination of the pension plans’ projected benefit obligations, based on actuarial computations which covered only DoCoMo employees’ participation to the plan, as of March 31, 2006 and 2007 are as follows:

	2006	2007
Discount rate	2.0%	2.2%
Long-term rate of salary increases	2.6	2.6

The assumptions used in determination of the net pension costs, based on actuarial computations which covered only DoCoMo employees’ participation to the plan, for the years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
Discount rate	2.0%	2.0%	2.0%
Long-term rate of salary increases	2.2	2.6	2.6
Expected long-term rate of return on plan assets	2.5	2.5	2.5

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the expected long-term rate of return on plan assets, the NTT Plan considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The weighted-average asset allocations of the NTT Plan as of March 31, 2006 and 2007 by asset category are as follows:

	2006	2007
Domestic bonds	47.7%	49.6%
Domestic stock	20.0	17.9
Foreign bonds	13.0	14.2
Foreign stock	12.1	11.4
Other	7.2	6.9

Total	100.0%	100.0%

The NTT Plan’s policy toward plan assets management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, the NTT Plan selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT Plan then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT Plan will review the asset allocation as necessary. The target ratio in March 2007 is: domestic bonds, 30.0%; domestic stock, 25.0%; foreign bonds, 20.0%; foreign stock, 15.0%; and other financial instruments 10.0%. As of March 31, 2006 and 2007, domestic stock owned by the NTT Plan as its plan asset included common stock of NTT and its subsidiaries listed in Japan including DoCoMo in the amount of 5,842 million yen (0.4% of total plan assets) and 9,548 million yen ($81,218 thousand, 0.7% of total plan assets), respectively.

DoCoMo expects to contribute 1,208 million yen to the NTT Plan in the year ending March 31, 2008.

The benefit payments, which reflect expected future service under the NTT Plan, based on actuarial computations which covered only DoCoMo employees are expected to be as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥1,719	$14,622
2009	2,534	21,555
2010	3,129	26,616
2011	3,618	30,776
2012	4,127	35,105
2013-2017	28,219	240,039

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income taxes:

Total income taxes for the years ended March 31, 2005, 2006 and 2007 were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Income from continuing operations before equity in net losses of affiliates and minority interest	¥527,711	¥341,382	¥313,679	$2,668,246
Equity in net losses of affiliates	(1,492)	1,653	(850)	(7,230)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	8,045	6,927	(10,586)	(90,048)
Less: Reclassification of realized gains and losses included in net income	259	(1,618)	(276)	(2,348)
Net revaluation of financial instruments	(148)	256	576	4,900
Less: Reclassification of realized gains and losses included in net income	(155)	(172)	(552)	(4,695)
Foreign currency translation adjustment	3,672	(234)	76	646
Less: Reclassification of realized gains and losses included in net income	(25,985)	(15,779)	—	—
Minimum pension liability adjustment	49	2,758	3,849	32,741
Adjustment to initially apply SFAS No. 158	—	—	(3,395)	(28,879)

Total income taxes	¥511,956	¥335,173	¥302,521	$2,573,333

Virtually all income or loss before income taxes and income tax expenses or benefits are domestic.

For the years ended March 31, 2005, 2006 and 2007, the Company and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs subject to municipalities.

The aggregate statutory income tax rate was 40.9% all through the years ended March 31, 2005, 2006 and 2007. The effective income tax rate for the years ended March 31, 2005, 2006 and 2007 was 41.0%, 35.9% and 40.6%, respectively.

Reconciliation of the difference of the effective income tax rates of DoCoMo and the statutory tax rates are as follows:

	2005	2006	2007
Statutory income tax rate	40.9%	40.9%	40.9%
Expenses not deductible for tax purposes	0.2	0.2	0.2
Tax credit for special tax treatment such as R&D investment tax incentive, IT investment promotion tax incentive and IT infrastructure tax incentive	(1.9)	(2.6)	(0.9)
Changes in valuation allowance	1.8	(0.9)	—
Other	(0.0)	(1.7)	0.4

Effective income tax rate	41.0%	35.9%	40.6%

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred tax assets:
Investments in affiliates	¥64,809	¥—	$—
Liability for employees’ retirement benefits	54,497	54,329	462,138
Property, plant and equipment and intangible assets due to differences in depreciation and amortization	46,752	45,139	383,966
Reserve for point loyalty programs	45,824	42,397	360,641
Deferred revenues regarding “Nikagetsu Kurikoshi” (two-month carry over)	34,639	28,779	244,803
Accrued commissions to agent resellers	23,439	23,293	198,137
Accrued enterprise tax	18,058	6,244	53,113
Inventories	9,562	14,861	126,412
Compensated absences	7,980	9,276	78,904
Accrued bonus	6,497	7,006	59,595
Other	17,266	14,175	120,577

Total deferred tax assets	¥329,323	¥245,499	$2,088,286

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	20,485	9,623	81,856
Intangible assets (principally customer related assets)	8,972	5,499	46,776
Property, plant and equipment due to differences in capitalized interest	2,223	1,738	14,784
Investment in affiliates	—	438	3,725
Foreign currency translation adjustment	52	128	1,089
Other	12,163	7,436	63,253

Total deferred tax liabilities	¥43,895	¥24,862	$211,483

Net deferred tax assets	¥285,428	¥220,637	$1,876,803

Net deferred tax assets at March 31, 2006 and 2007 are included in the consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred tax assets (current assets)	¥111,795	¥94,868	$806,975
Deferred tax assets (non-current investments and other assets)	176,720	127,696	1,086,220
Other current liabilities	—	(7)	(60)
Other long-term liabilities	(3,087)	(1,920)	(16,332)

Total	¥285,428	¥220,637	$1,876,803

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax carry-forwards become deductible. Management considers the scheduled reversal of deferred

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. DoCoMo records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized if necessary. The net change in the total valuation allowance for the years ended March 31, 2006 was a decrease of 23,436 million yen. There was no change in the total valuation allowance for the year ended March 31, 2007. Management believes that the amount of the deferred tax assets is realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

19. Commitments and contingencies:

Leases—

DoCoMo leases certain facilities and equipment in the normal course of business. Assets covered under capital leases at March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
Class of property	2006	2007	2007
Tools, furniture and fixtures	¥12,433	¥12,016	$102,212
Software	1,118	875	7,443

	13,551	12,891	109,655
Accumulated depreciation and amortization	(7,698)	(7,143)	(60,761)

Total	¥5,853	¥5,748	$48,894

Tools, furniture and fixtures are classified as part of property, plant and equipment, while software is classified as part of intangible assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2007 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥2,520	$21,436
2009	2,919	24,830
2010	1,244	10,582
2011	732	6,227
2012	305	2,594
Thereafter	109	927

Total minimum lease payments	7,829	66,596
Less—Amount representing interest	(295)	(2,510)

Present value of net minimum lease payments	7,534	64,086
Less—Amounts representing estimated executory costs	(382)	(3,249)

Net minimum lease payments	7,152	60,837
Less—Current obligation	(2,706)	(23,018)

Long-term capital lease obligations	¥4,446	$37,819

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above obligations are classified as part of other current and long-term liabilities as appropriate.

The minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2007 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥2,356	$20,041
2009	2,248	19,122
2010	1,424	12,113
2011	1,424	12,113
2012	1,424	12,113
Thereafter	15,662	133,225

Total minimum future rentals	¥24,538	$208,727

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of one month or less that were not renewed:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Minimum rentals	¥67,078	¥64,323	¥67,897	$577,552

Litigation—

As of March 31, 2007, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on its results of operations or financial position.

Purchase commitments—

DoCoMo has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services and the acquisition of equity securities. Commitments outstanding as of March 31, 2007 amounted to 44,466 million yen ($378,241 thousand) (of which 1,684 million yen ($14,325 thousand) are with related parties) for property, plant and equipment, 26,971 million yen ($229,423 thousand) (of which none are with related parties) for inventories and 48,718 million yen ($414,410 thousand) (of which 1,337 million yen ($11,373 thousand) are with related parties) for the other purchase commitments.

Guarantees—

DoCoMo adopted FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include customers, related parties, foreign wireless telecommunications service providers and other business partners. Although the most of guarantees provided for customers relate to product defects of

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cellular phone handsets sold by DoCoMo, DoCoMo is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DoCoMo could be required for is not specified in almost all of the contracts. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations as of March 31, 2007.

20. Financial instruments:

Risk management—

The fair values for DoCoMo’s assets and liabilities and DoCoMo’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DoCoMo uses derivative financial instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts, and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes that there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

In March 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its net investment in AT&T Wireless. This financial instrument was effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this financial instrument, which offset translation gains or losses on the investment in AT&T Wireless, were recorded as “foreign currency translation adjustment” in “accumulated other comprehensive income”. During the year ended March 31, 2005, DoCoMo also used foreign exchange forward contracts to hedge a portion of its net investment in AT&T Wireless. The corporate bond contracts and the foreign exchange forward contracts were effective as hedges against fluctuations of currency exchange rates. On October 26, 2004, as a result of the completion of the AT&T Wireless and Cingular merger, DoCoMo sold all its AT&T Wireless shares. As the hedged item no longer existed, these hedging instruments for the net investments in a foreign operation were reclassified into earnings for the year ended March 31, 2005, and DoCoMo recorded gains totaling 6,468 million yen as a part of gain on sale of affiliate shares, which was included in other income (expense), in the consolidated statements of income and comprehensive income for the year ended March 31, 2005.

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As this currency swap contract was qualified as a cash flow hedge instrument and all the essential terms of the currency swap and the hedged item are identical, there is no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as “accumulated other comprehensive income”. The amount recorded as “accumulated other comprehensive income” will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in the accompanying consolidated statements of income and comprehensive income. For the year ended March 31, 2006, 1,262 million yen of loss from currency translation and 28 million yen of interest expense in the consolidated statements of income and comprehensive income were reclassified, and 92 million yen of loss, net of applicable taxes, was recorded as “net revaluation of financial instruments” included in “accumulated other comprehensive income” in the consolidated

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheets as of March 31, 2006. For the year ended March 31, 2007, 1,320 million yen ($11,228 thousand) of loss from currency translation and 30 million yen ($255 thousand) of interest expense in the consolidated statements of income and comprehensive income were reclassified, and 58 million yen ($494 thousand) of loss, net of applicable taxes, was recorded as “net revaluation of financial instruments” included in “accumulated other comprehensive income” in the consolidated balance sheets as of March 31, 2007. The net revaluation of financial instruments is expected to be reclassified in to earnings by the repayment of the $100 million unsecured corporate bonds during the year ending March 31, 2008.

Fair value of financial instruments—

All cash and short-term investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values.

Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 7, 8 and 10, respectively.

Information relating to contracts of bailment of cash for consumption with NTT FINANCE is disclosed in Note 15.

Long-term debt, including current portion—

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt, including current portion as of March 31, 2006 and 2007 are as follows:

Millions of yen				Thousands of U.S. dollars
2006		2007		2007
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
¥792,253	¥799,911	¥602,863	¥606,910	$5,128,130	$5,162,555

Foreign currency swap agreement—

The table below shows the contract amount and fair value of the derivative financial instrument as of March 31, 2006 and 2007:

Millions of yen				Thousands of U.S. dollars
2006		2007		2007
Contract amount	Fair value	Contract amount	Fair value	Contract Amount	Fair value
¥10,485	¥1,134	¥10,485	¥1,251	$89,188	$10,641

The foreign currency swap agreement has a remaining term to maturity of 1 year.

The fair value of a foreign currency swap was obtained from a counterparty financial institution and represented the amount that DoCoMo could have settled with the counterparty to terminate the swap outstanding at March 31, 2006 and 2007.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rate swap agreements—

The table below shows the contract amount and fair value of the interest rate swap agreement at March 31, 2006 and 2007:

Contract Term (in the year ended/ending March 31,)			Millions of yen
	Weighted average rate		2006
	Receive fixed	Pay floating	Contract Amount	Fair value
2004-2012	1.5%	0.3%	¥235,800	¥(3,417)

Contract Term (in the year ended/ending March 31,)	Weighted average rate		Millions of yen		Thousands of U.S. dollars
			2007		2007
	Receive fixed	Pay floating	Contract Amount	Fair value	Contract Amount	Fair Value
2004-2012	1.5%	0.9%	¥235,800	¥858	$2,005,784	$7,298

The interest rate swap agreements have remaining terms to maturity ranging from 4 years to 4 years and 9 months.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represent the amount that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at March 31, 2006 and 2007.

Foreign exchange forward contracts—

DoCoMo had no foreign exchange forward contracts outstanding as of March 31, 2006. The amount of foreign exchange forward contracts was 938 million yen ($7,979 thousand) with fair value of 4 million yen ($34 thousand) as of March 31, 2007.

The fair values of foreign exchange forward contracts were obtained from counterparty financial institutions and represent the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding as of March 31, 2007.

Concentrations of risk—

As of March 31, 2007, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

21. Subsequent event:

There were no significant subsequent events other than those described in other footnotes of this consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE FOR THE YEARS ENDED

MARCH 31, 2005, 2006 and 2007

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2005
Allowance for doubtful accounts	¥22,968	¥12,004	¥(16,613)	¥18,359
2006
Allowance for doubtful accounts	¥18,359	¥9,919	¥(13,538)	¥14,740
2007
Allowance for doubtful accounts	¥14,740	¥8,654	¥(10,216)	¥13,178

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions (*1)	Balance at End of Year
2007
Allowance for doubtful accounts	$125,383	$73,613	$(86,900)	$112,096

*	1: Amounts written off.

	Millions of yen
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2005
Valuation allowances—Deferred tax assets	¥—	¥23,436	¥—	¥23,436
2006
Valuation allowances—Deferred tax assets	¥23,436	¥—	¥(23,436)	¥—
2007
Valuation allowances—Deferred tax assets	¥—	¥—	¥—	¥—

	Thousands of U.S. dollars
	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
2007
Valuation allowances—Deferred tax assets	$—	$—	$—	$—

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/s/ MASAO NAKAMURA
Name:	Masao Nakamura
Title:	President and Chief Executive Officer

Date: June 25, 2007

INDEX OF EXHIBITS

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)*

1.2	—	Share Handling Regulations of the registrant (English translation)*

1.3	—	Regulations of the Board of Directors of the registrant (English translation)*

1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	—	Specimen common stock certificates of the registrant**

2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries

11.1	—	Code of Ethics*

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

15.1	—	Management’s Report on Internal Control Over Financial Reporting

15.2	—	Report of Independent Registered Public Accounting Firm

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.