Form 20-F
period 2008-03-31
NTT DOCOMO INC
filed 2008-06-26
CIK 1166141

As filed with the Securities and Exchange Commission on June 26, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Hiromichi Takahashi or Atsuko Shiono
TEL: +81-3-5156-1338 / FAX: +81-5156-0271
Sanno Park Tower, 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo 100-6150 Japan
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)
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
As of March 31, 2008, 42,627,927 shares of common stock were outstanding, comprised of 42,313,607 shares and 31,432,000 ADSs (equivalent to 314,320 shares).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑   Accelerated Filer ☐   Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

Special Note Regarding Forward-looking Statements
This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.	As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability (“MNP”), new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.
2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial conditions and limit our growth.
3.	The introduction of or changes in various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.
6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.
8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.
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
“The year ended March 31, 2008” refers to our fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables include selected historical financial data as at and for the fiscal years ended March 31, 2004 through 2008. The data as at and for the fiscal years ended March 31, 2004 through 2008 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto which are included elsewhere in this annual report.

Selected Financial Data

	As of and for the year ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except per share data)
Income Statement Data
Operating revenues:

Wireless services	¥4,487,912	¥4,296,537	¥4,295,856	¥4,314,140	¥4,165,234	$41,715
Equipment sales	560,153	548,073	470,016	473,953	546,593	5,474

Total	5,048,065	4,844,610	4,765,872	4,788,093	4,711,827	47,189
Operating expenses	3,945,147	4,060,444	3,933,233	4,014,569	3,903,515	39,094

Operating income	1,102,918	784,166	832,639	773,524	808,312	8,095
Other income (expense) (1)	(1,795)	504,055	119,664	(581)	(7,624)	(76)

Income before income taxes, equity in net income (losses) of affiliates and minority interests	1,101,123	1,288,221	952,303	772,943	800,688	8,019
Income taxes	429,116	527,711	341,382	313,679	322,955	3,234

Income before equity in net income (losses) of affiliates and minority interests	672,007	760,510	610,921	459,264	477,733	4,785
Equity in net income (losses) of affiliates, net of applicable taxes (2)(3)	(21,960)	(12,886)	(364)	(1,941)	13,553	135
Minority interests	(40)	(60)	(76)	(45)	(84)	(1)

Net income	¥650,007	¥747,564	¥610,481	¥457,278	¥491,202	$4,919

Per Share Data
Basic and diluted earnings per share	¥13,099	¥15,771	¥13,491	¥10,396	¥11,391	$114.08
Dividends declared and paid per share	¥1,000	¥2,000	¥3,000	¥4,000	¥4,400
Dividends declared and paid per share (4)	$8.72	$18.65	$25.54	$34.03	$44.07

Balance Sheet Data
Working capital (5)	¥493,679	¥1,047,597	¥558,459	¥568,988	¥533,465	$5,343
Total property, plant and equipment, net	2,702,505	2,682,429	2,777,454	2,900,653	2,834,607	28,389
Total assets	6,262,266	6,136,521	6,365,257	6,116,215	6,210,834	62,202
Total debt (6)	1,091,596	948,523	792,405	602,965	478,464	4,792
Total liabilities	2,557,510	2,228,468	2,312,120	1,953,748	1,933,050	19,360
Total shareholders’ equity	3,704,695	3,907,932	4,052,017	4,161,303	4,276,496	42,829

	As of and for the year ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions, except per share data)
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	756,002	781,096	774,137	801,046	830,784	8,320
Net cash provided by operating activities	1,710,243	1,181,585	1,610,941	980,598	1,560,140	15,625
Net cash used in investing activities	(847,309)	(578,329)	(951,077)	(947,651)	(758,849)	(7,600)
Net cash used in financing activities	(705,856)	(672,039)	(590,621)	(531,481)	(497,475)	(4,982)
Margins (percent of operating revenues):
Operating income margin	21.8%	16.2%	17.5%	16.2%	17.2%	17.2%
Net income margin	12.9%	15.4%	12.8%	9.6%	10.4%	10.4%

(1)	Includes a gain on the sale of AT&T Wireless Services, Inc. shares of ¥501,781 million for the year ended March 31, 2005, and an aggregate gain on the sales of Hutchison 3G UK Holdings Limited and KPN-Mobile N.V. shares of ¥101,992 million for the year ended March 31, 2006.

(2)	Includes impairment of investments in affiliates. See Note 7 of Notes to Consolidated Financial Statements.

(3)	Net of deferred taxes of ¥ (4,527) million, ¥1,492 million, ¥1,653 million, ¥ (850) million and ¥9,257 million in the years ended March 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(4)	The dividends per share were translated into U.S. dollars at the relevant record date.

(5)	Working capital was computed by subtracting total current liabilities from total current assets.

(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.
Exchange Rate Data
The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average (1)	Period-end
2004	120.55	104.18	112.94	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85

Calendar Year 2007

December	114.45	109.68	112.45	111.71

Calendar Year 2008

January	109.70	105.42	107.82	106.74
February	108.15	104.19	107.03	104.19
March	103.99	96.88	100.76	99.85
April	104.56	100.87	102.68	104.53
May	105.52	103.01	104.36	105.46
June (through June 13, 2008)	107.94	104.41	106.19	107.92

(1)	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.
We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥99.85, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. The noon buying rate for Japanese yen on June 13, 2008 was $1.00 = ¥107.92.
B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Relating to Our Business and the Japanese Wireless Telecommunications Industry
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors, could limit our acquisition of new subscriptions, and retention of existing subscriptions may lead to diminished ARPU, or may lead to an increase in our costs and expenses.
Market changes such as the introduction of Mobile Number Portability (MNP) and the emergence of new service providers are resulting in increasing competition with other service providers in the telecommunications industry. For example, other mobile service providers have introduced new products and services including 3G handsets, music player handsets, music distribution services, and fixed-rate services for voice communications limited to specified recipients, e-mail, and new installment sale methods for handsets. There are also providers that now offer or may in the future offer services such as combined billing, aggregated point programs, and services offering free calls between fixed-line and cellular phones in conjunction with fixed-line communications, which may be more convenient for customers.
At the same time, there may be increased competition resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, fixed-line or mobile IP phones, high-speed fixed-line broadband Internet service and digital broadcasting, wireless LAN, and so on or an integration of the services.
In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile network operators in Japan such as saturation in the Japanese cellular market, changes to business and market structures due to the entry of new competitors in the market, , including MVNOs*, changes in the regulatory environment, and increased rate competition.
Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition among cellular service providers in the areas of rates and services. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, we may need to incur higher than expected costs. In this fiercely competitive environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions such as the introduction in June 2004 of “Pake-hodai”, which is a flat-rate packet transmission service for FOMA i-mode, the introduction of a new unified rate plan for FOMA services and mova services in November 2005 that users find simple and easy to understand, the introduction in March 2006 of a new rate plan that enables users to apply Pake-hodai to all FOMA services, the introduction in March 2007 of “Pake-hodai Full”, a service that enables subscribers with full-browser handsets to view not only i-mode but also PC websites and video for a flat monthly rate, the introduction in August 2007 of “Fami-wari MAX 50” and “Hitoridemo Discount 50,” which give a uniform 50% discount on basic monthly charges, regardless of length of continuous service, and the introduction in April 2008 of a new rate plan that allows users in the same “Family Discount” group to make free domestic calls to each other 24 hours a day. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscribers. Furthermore, these rate revisions are expected to lead to a certain decline in ARPU, but if the trend of subscribers using “Family Discounts” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect, which may have a material adverse effect on our financial condition and results of operations.

* MVNO:	Mobile Virtual Network Operator, a business that borrows the wireless communication infrastructure of other companies to provide services.

Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
We view the expansion of AV traffic such as video phones using 3G handsets, the development and expansion of new services such as credit services useful in everyday life and business through i-mode FeliCa, and increased revenue through the expansion of data communications as important to our future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth. In particular, we cannot be certain that:
•	We will be able to find the partners and content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of vendors and other establishments to install i-mode FeliCa readers;
•	We will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;
•	The services and installment sale and other methods we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;
•	Manufacturers and content providers will create and offer products including handsets for our 3G system and handsets and programming for our 3G i-mode services at appropriate prices and on a timely basis;
•	Our current and future data communications services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;
•	Demand in the market for mobile handset functionality will be as we expect and as a result our handset procurement costs will be reduced; and
•	We will be able to commence services with improved data communication speeds enabled by HSDPA (High Speed Downlink Packet Access, a high-speed packet transmission technology utilizing Wideband Code Division Multiple Access, or W-CDMA) technology planned.
If the development of our new services or forms of use is limited, it may have a material effect on our financial condition and results of operations.
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
The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the Government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:
•	Revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;
•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other operators;
•	Rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting or collecting i-mode content fees or putting i-mode service on cellular phone handsets as an initial setting;
•	Regulations to prohibit or restrict certain content or transactions or mobile Internet services such as i-mode;
•	Measures which would introduce new costs such as the designation of mobile phone communications as a universal service and other changes to the current universal service fund system;
•	Regulations to increase handset competition such as SIM*1 unlocking regulations;
•	Fair competition measures to promote new entry by MVNOs
•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system(dominant carrier regulation); and
•	Other measures including competition safeguard measures directed toward us, NTT East and NTT West to enhance competition that would restrict our business operations in the telecommunications industry.

It is difficult to predict with certainty if any of the above changes will be proposed to the relevant laws and regulations and, if they are made, the extent to which our business will be affected. However, the implementation of one or more of the changes described above or other changes to laws and regulations could materially affect our financial condition and results of operations.

* 1 SIM:	Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.
Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum it can use. We have limited spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our i-mode service significantly expands. Also, in relation to our 3G service, packet transmission flat fee service for 3G i-mode, and our flat-rate service that enables subscribers to view full-browser PC websites and video, an increase in the number of subscriptions and traffic volume of our subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline.
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
For our 3G system, we currently use W-CDMA technology. W-CDMA technology is one of the global standards for cellular telecommunications technology approved by the International Telecommunications Union (ITU) as part of its efforts to standardize 3G cellular technology through the issuance of guidelines known as IMT-2000. We may be able to offer our services, such as global roaming, on a worldwide basis if enough other mobile operators adopt handsets and network facilities based on W-CDMA standard technology that is compatible with ours. We expect that the companies we have invested in overseas, our overseas strategic partners and many other mobile operators will adopt this technology.
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
One example is unsolicited bulk e-mail sent through our e-mail services, including i-mode service and short mail. Despite our extensive efforts to address this issue by protecting our subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage our corporate image, leading to a reduction in the number of i-mode subscriptions.
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
In addition, as our handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet transmission at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet transmission in terms of frequency and volume. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. Further, from the perspective of encouraging sound development of the Internet society, we have introduced a filtering service that limits access to harmful web sites that can have a negative impact on minors. However, with regard to this service, there has been a wide range of debate, involving MIC, Internet content providers, and others, and the matter has become a social issue. These issues may similarly damage our corporate image.
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
In April 2005, the Law concerning the Protection of Personal Information (the “Personal Information Protection Law”) came into force in Japan and protection of personal information became an important issue at companies that handle personal information. We possess information on numerous subscribers in the telecommunications, credit, and other businesses, and to appropriately and promptly address the Personal Information Protection Law, we have set up an “information security department” to put in place comprehensive security management across the company such as thorough management of subscriber information, employee education, supervision of subcontractors and by strengthening technological security.
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
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.
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
As of March 31, 2008, NTT owned 64.8% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT”, currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.
Risks Relating to the Shares and the ADSs
Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.
As of March 31, 2008, NTT owned 64.8% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our Board of Directors is authorized to issue 143,260,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.
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
Our Articles of Incorporation, our Board of Directors’ regulations and the Corporation Law of Japan (“Corporate Law” or “Kaishaho”) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.
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

The following diagram shows our corporate organization and includes our principal subsidiaries and affiliates as of March 31, 2008. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. The percentages in parenthesis represent our group’s holdings in these subsidiaries and affiliates.

Other Shareholders (38.4%)

Nippon Telegraph and Telephone Corporation (Parent Company) (61.6%)

NTT DoCoMo, Inc.

Service Subsidiaries (1)
- DoCoMo Service Inc.
- DoCoMo Engineering Inc.
- DoCoMo Mobile Inc.
- DoCoMo Support Inc.
- DoCoMo Systems, Inc.
- DoCoMo Sentsu, Inc.
- DoCoMo Business Net, inc.
- DoCoMo Technology, Inc.

DoCoMo Regional Subsidiaries (2)
- NTT DoCoMo Hokkaido, Inc.
- NTT DoCoMo Tohoku, Inc.
- NTT DoCoMo Tokai, Inc.
- NTT DoCoMo Hokuriku, Inc.
- NTT DoCoMo Kansai, Inc.
- NTT DoCoMo Chugoku, Inc.
- NTT DoCoMo Shikoku, Inc.
- NTT DoCoMo Kyushu, Inc.

Indirect Service Subsidiaries (3)
- DoCoMo Service Hokkaido Inc.
- DoCoMo Service Tohoku Inc.
- DoCoMo Service Tokai Inc.
- DoCoMo Service Hokuriku Inc.
- DoCoMo Service Kansai Inc.
- DoCoMo Service Chugoku Inc.
- DoCoMo Service Shikoku Inc.
- DoCoMo Service Kyushu Inc.
- DoCoMo Engineering Hokkaido Inc.
- DoCoMo Engineering Tohoku Inc.
- DoCoMo Engineering Tokai Inc.
- DoCoMo Engineering Hokuriku Inc.
- DoCoMo Engineering Kansai, Inc.
- DoCoMo Engineering Chugoku, Inc.
- DoCoMo Engineering Shikoku Inc.
- DoCoMo Engineering Kyushu Inc.
- DoCoMo Mobile Tokai Inc.
- DoCoMo Mobile Chugoku, Inc.
- DoCoMo Mobilemedia Kansai, Inc.
- DoCoMo i Kyushu Inc.

Other Subsidiaries
- Business Expert Inc.
- Business Expert Tokai, Inc.
- Business Expert Kansai, Inc.
- Business Expert Kyushu, Inc.
- D2 Communications Inc. (51.0%)
- DoCoMo Capital, Inc.
- DoCoMo.com, Inc.
- DoCoMo Communications Laboratories Europe GmbH
- DoCoMo Communications Laboratories USA, Inc.
- DoCoMo Beijing Communications Laboratories Co., ltd.
- DoCoMo Europe Limited
- DoCoMo Europe (France) S.A.S.
- DoCoMo i-mode Europe B.V.
- DoCoMo・Tametan, Inc.(97.7%)
- Double Square Inc.(98.0%)
- Dynastep , inc. (98.4%)
- e Engineering Inc.
- e Engineering Tokai, Inc.
- e Engineering Kansai, Inc.
- e Engineering Kyushu Inc.
- Guam Cellular & Paging
- HIVE Inc.(98.9%)
- DoCoMo interTouch Pte. Ltd.
- NIPPON DATA COM Co., Ltd.(66.2%)
- NTT DoCoMo USA, Inc.
- SEIBU DENSAN Co., Ltd.(66.2%)

and 59 other subsidiaries

Affiliates
- CXD NEXT CO., LTD. (40.0%)
- Hutchison 3G HK Holdings Ltd. (24.1%)
- Hutchison Telephone Company Ltd. (24.1%)
- FeliCa Networks, Inc. (38.0%)
- Mobile Internet Capital, Inc. (30.0%)
- Mobile Innovation Company Ltd. (49.9%)
- Multimedia Broadcasting Planning LLC (20.0%)
- NIPPON TELECOMMUNICATIONS NETWORK CO., LTD. (37.4%)
- NTT Broadband Platform, Inc. (22.0%)
- Philippine Long Distance Telephone Company (14.2%)
- Rakuten Auction, Inc. (40.0%)
- Sumitomo Mitsui Card Company, Limited. (34.0%)
- The JV, Ltd. (30.0%)
- Tower Records Japan Inc. (42.1%)
- Telargo Inc. (49.0%)
- 3G Licensing Ltd. (26.8%)

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
B. Business Overview
Overview
We are Japan’s leading mobile telecommunications services provider. We offer a range of high-quality, high-mobility telecommunications services such as third generation (3G) and second generation (2G) cellular services, and other specialized wireless telecommunications services, including satellite telephone services. Our core business is cellular phone services, and the total number of 2G and 3G subscriptions was approximately 53.39 million and our estimated domestic market share was 52.0% as of March 31, 2008. We are one of the largest cellular phone service operators in the world as measured by total number of cellular subscriptions.
For the year ended March 31, 2008, we had operating revenues of ¥4,711,827 million and operating income of ¥808,312 million, representing an operating margin of 17.2%. Our net income was ¥491,202 million, which was equivalent to net income per share of ¥11,391.36. Our management currently believes that we have sufficient financial flexibility and strength to pursue our strategic plans.
Although our basic services continue to be voice services, we are increasingly focusing on the development of wireless data transmission and mobile multimedia services such as our i-mode mobile Internet service and our 3G services. We introduced i-mode services, one of the world’s first handset-based Internet access services, in February 1999. As of March 31, 2008, 47.99 million cellular subscriptions had signed up for i-mode services, a 0.42 million subscription increase from the 47.57 million subscriptions as of March 31, 2007. i-mode is an optional service available to cellular voice services offered on our nationwide 2G and 3G networks which allows users to send and receive e-mail, access online services including banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service. The introduction of i-mode services enhanced our business in many ways, including encouraging our cellular phone users to use data transmission more, significantly increasing data revenue, expanding our market share, increasing the number of subscriptions, creating new sources of income and strengthening our brand image.
We have introduced other services to promote and capture the increasing demand for mobile multimedia services. These include services that allow Internet access through the combination of a cellular phone and a laptop computer or personal digital assistant, more commonly known as a PDA. Other services include music and video content distribution services, mobile e-commerce services and location-based pinpointing services through the global positioning system, or GPS, and cellular network. We are also promoting wireless data communication and have released products such as PDAs and card type wireless Internet access devices which are used for laptop PCs and PDAs. In addition to expanding the market for person-to-person communications such as i-mode, we are creating a market for ubiquitous machine-to-machine communications such as remote monitoring of vending machines. We are promoting the use of videophones as a communication tool and other applications and services which integrate cellular services into users’ daily lives through the use of external interfaces such as IrDA, QR code and contactless ICs. IrDA is a short-range data communications standard that uses infrared rays and QR Code is a two-dimensional code for expressing vertical and horizontal alphanumeric characters, Japanese characters, images, etc. We promote our Osaifu-Keitai service on a commercial basis using contactless ICs, to create new usage opportunities by linking our handsets with other business platforms such as electronic money, membership certificates and point programs, etc. We also introduced a new brand for mobile credit payment services and issued a new conventional credit card that can be used in conjunction with this mobile credit payment service.

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
We previously offered voice and data transmission services on our PHS network, but the services were terminated on January 7, 2008.
Although we had further upgraded our 2G network and systems, such as the 2G PDC, PDC-P and PHS networks, in order to more fully exploit the potential demand for mobile multimedia, we introduced a 3G network and system on a fully commercial basis in October 2001. We believe that the introduction of 3G services marked the start of a full-scale mobile multimedia era by increasing the speed and sophistication with which music, video and other high volume data can be downloaded to mobile phone handsets and other communication devices. We developed and established our 3G system based on Wideband Code Division Multiple Access, or W-CDMA, a high performance technology using broadband capabilities that allows variable-speed, multi-rate transmissions and supports high-quality voice transmissions and high-speed data communications, video and other multimedia services including mobile computing. We have developed our 3G wireless telecommunications system in connection with 3G standardization efforts of the International Telecommunications Union, or ITU. For a discussion of the 3G standardization efforts and the status of 3G development and deployment, please see “3G Network- 3G Standardization Efforts” in this Item 4.B.
Our 3G system provides high quality voice transmission services, circuit switched data services (at 64 Kbps) and high-speed packet transmission services (at up to 384 Kbps), and serves as a platform for FOMA i-mode services. FOMA HIGH-SPEED, which uses the same system, provides high-speed packet transmission services at speeds of up to 7.2 Mbps. As of March 31, 2008, the number of FOMA subscriptions was 43.95 million, approximately 1.24 times the 35.53 million subscriptions we had as of March 31, 2007, and approximately 1.87 times the number of subscriptions we had as of March 31, 2006. Our FOMA population coverage ratio reached 100% on March 29, 2007.
We have also been promoting the adoption by mobile operators around the world of 3G services using W-CDMA technology, which is one of the global technology standards for mobile telecommunications, and mobile multimedia services, including i-mode. Through these efforts, we aim to:
•	Increase revenues from international roaming services, license agreements and consulting services;
•	Earn dividends revenues and capital gains from investments; and
•	Expand our revenue sources into cellular phone-related businesses.

Through these revenue generation activities as well as cost reduction activities, such as joint procurement of handsets and other equipment, we seek to strengthen our competitiveness and improve our earnings in a globalizing telecommunications market.
To achieve our international strategic objectives, we have made investments in telecommunication operators overseas, including Far EasTone Telecommunications Co., Ltd. (“FET”), Hutchison Telephone Company Limited (“HTCL”), KT Freetel Co., Ltd. (“KTF”), Philippine Long Distance Telephone Company (“PLDT”), Guam Cellular & Paging (“Guam Cellular”), and U Mobile Sdn Bhd (“U Mobile”). We have established alliances through which we have licensed the technologies of our popular i-mode data communications and wireless Internet access services to many other mobile network operators in the Asia-Pacific region and Europe. In April 2006 we formed an alliance in the Asia-Pacific region with a total of six mobile network operators, including FET, Hutchison Telecommunications (Hong Kong) Limited, KTF, PT Indosat Tbk, and StarHub Ltd., to enhance each member’s competitiveness in international roaming and corporate mobile services. In December 2006, Smart Communications, Inc. joined the alliance, and it was officially named the Conexus Mobile Alliance (“Conexus”). In addition, in November 2007, with Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited (both covering India) joining the alliance, and with Guam and the Northern Mariana Islands being added to its coverage area, Conexus became one of the largest mobile network operator alliances in the Asia-Pacific region with approximately 170 million subscribers in eleven countries and regions. Going forward, we will work with Conexus members to improve the convenience of international roaming services in each country and region. Furthermore, through our investments in and alliances with other cellular phone businesses, we have established footholds for our advanced technologies and services in many parts of the world. For additional information regarding our international investments and alliances, see “- Global Businesses – International Investments and Licensing Agreements”.
We conduct cutting-edge research and development both in and outside of Japan on what we believe is the largest scale of any wireless operator in the world. We organize our research and development efforts through our R&D division, which includes a department that operates as a comprehensive research center, carries out research in a variety of fields, such as network, wireless and multimedia research. To assist us in our W-CDMA development as well as the research and development of additional advanced technology, we established our NTT DoCoMo R&D Center in Yokosuka Research Park in 1998. We believe that the R&D Center is an example of our commitment to the development of cutting-edge services, products and technologies and will continue to position us as a provider of advanced technology for mobile communications. Currently at the R&D Center, we are striving to further expand mobile communication services and are engaging in the development of HSDPA, HSUPA and Super 3G, as well as in fundamental research for 4G. For further explanation on our research and development, see “3G Network” in this Item 4B.
We benefit from the strong positive perception in Japan of the DOCOMO brand name. We also benefit from the strong positive perception of the brand name of NTT, our controlling shareholder. To market our services and products throughout Japan, we have established an extensive nationwide distribution, after-sales service and support network comprised primarily of independent agents, which, as of March 31, 2008, included 2,233 DOCOMO Shops (which exclusively offer our products and services), 336 primary retailers and 9,768 secondary and tertiary retailers.
Corporate Social Responsibilities (CSR)
We aim to contribute to society by carrying out our business activities with sincerity and living in harmony. To fulfill our Corporate Social Responsibility (CSR) as a mobile network operator, we are engaged in a wide range of activities, believing that it is our mission to tackle cellular phone-related social issues, allow each and every user including the elderly and the handicapped to share in the convenience of cellular phones, respond to earthquakes and other natural disasters, and take actions against global environmental concerns that are becoming increasingly serious.

Among these activities, those that are directly related to the products and services offered by DOCOMO group have been promoted under the “DOCOMO Anshin Mission” aimed at providing peace of mind to our customers. The concrete actions undertaken during the fiscal year ended March 31, 2008, include the following:
•	For a safer, healthier and more secure society
•	Held approximately 2,400 sessions of “DOCOMO Mobile Phone Safety Program” seminars nationwide during the fiscal year ended March 31, 2008, to provide children with tips on safe and proper phone usage manners, and further promoted and encourage the use of Access Restriction Service (Filtering Service).
•	Established the “DOCOMO Anshin Hotline”, a dedicated call center, to provide consultation for billing plans and various services to help reduce anxiety regarding the use of cellular phones by children.
•	Universal design products and services
•	To enable the elderly and the disabled to use mobile phones in their daily activities with greater convenience, provided a touring seminar called “Mobile Phone Usage Program” (a total of 41 classes in the Kanto-Koushinetsu area for the fiscal year ended March 31, 2008).
•	The cumulative number of sales of the “Raku Raku Phone” series, which has been well received by many customers since its introduction in 1999, exceeded 10 million units nationwide in April 2007, and had reached 12.89 million units as of the end of March 31, 2008.
•	We were awarded the “1997 Prime Minister’s Commendation for Contributors to the Promotion of Barrier-Free Environments” in recognition of our efforts to create a universal design for our products and services enabling easy use by all.
•	Global environmental conservation initiatives
•	Deployed optical extension stations (hikari haridashi-kyoku) (a base station where the child device is placed at a location different from the main device (parent station), and is connected to the parent device by optical cable), and deployed high-efficiency power supply equipment and high-efficiency air conditioning equipment, as part of our efforts to facilitate energy savings at our communication facilities.
•	Collected used cellular handsets (approximately 65 million units on a cumulative basis), and continued our forest improvement initiatives by adding five more locations to the “DOCOMO Woods” Campaign (Reforestation Project) (36 locations on a cumulative basis).
•	Social contribution activities
•	To assist the education of children, constructed a total of 10 schools in Thailand, and carried out programs aimed at fostering the health and well-being of young talent by sponsoring various sports clinics.
•	Participated in “Product Red” (an initiative that creates a flow of donations from private businesses to a global fund), donating one percent of the monthly billing amount from our customers who used our “FOMA M702 iS (RED)” as to fight HIV/AIDS in Africa.
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

Moreover, we established a Business Continuity Plan, which places emphasis not only on the restoration and protection of our communication network but also on the maintenance of the business operations of the Company. In the Business Continuity Plan, each organization prioritizes their business activities to designate the order in which such activities are to be restored to resume normal business operations at the earliest possible opportunity within a previously designated target time period. We intend to continually update the plan, including reflecting the results of education, training and monitoring of the plan.
Three principles for disaster damage prevention
•	Enhancement of System Reliability

To ensure that our mobile communications systems function properly in the event of a disaster, we have reinforced our facilities and equipment by applying earthquake resistant reinforcement to our buildings/antenna towers, anchoring our machines/equipment and strengthening their earthquake resistance, accommodating cables in shielded tunnels, and laying our communication cables underground. We have also endeavored to enhance the reliability of our networks by providing backups to our facilities and circuits through the use of multiple/dual routes or loop structure in our relay transmission lines (middle-distance transmission lines), using redundant configurations in our communication facilities or installing them in dispersed locations, and increasing the use of communications satellites.

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

With the goal of recovering mobile communications services at the earliest possible time following a disaster, we have employed various measures, including the preparation of hardware such as the deployment of mobile base station equipment, and mobile power supply vehicles and the securing of restoration materials, as well as the creation of operation manuals for disaster situations, organizing “Disaster Management Headquarters” and conducting drills for disaster damage prevention.
Organizational Structure for Disaster Damage Prevention
We will establish “Disaster Management Headquarters” at our head office or branches, depending on the scale of the disaster or damages. The “Disaster Management Headquarters” will collect information through collaboration with other companies in the DOCOMO Group or NTT Group that have not been affected by the disaster, to develop and coordinate the restoration work, relief plans, etc. Each team in the “Disaster Management Headquarters” will lead and supervise the restoration/relief efforts. Depending on the magnitude of the disaster, we will cooperate with the Cabinet Office, Ministry of Internal Affairs and Communications, and/or emergency management organizations of the national government, to assist the restoration efforts and other actions undertaken by the Government. We will also supply information to our subscribers by providing the media with concrete explanations on the damages and/or restoration status.
To introduce some of the various actions we have undertaken to respond to disasters during the fiscal year ended Mar. 31, 2008, we began offering the “Emergency Reports ‘Area Mail’”, which delivers emergency earthquake reports from the Meteorological Agency and other messages to compatible cellular phones in specified areas, without impact from network congestion.

In the Niigata Chuetsu Offshore Earthquake of July 2007, we promptly deployed mobile power supply vehicles and motor power generators to base stations where the power was out, to ensure service in coverage areas. After the earthquake, we provided such services as free cellular phone rental and recharging at evacuation shelters.
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
Cellular Services
Our core business is our cellular services. For the year ended March 31, 2008, our cellular services, including associated equipment sales, accounted for approximately 98.6% of our consolidated operating revenues. We offer mova service, on our 2G network, compatible with voice and data communication. We also offer FOMA service, on our 3G network, with voice and high-speed data communication which is compatible with various services such as videophone and video content downloading.
In order to provide additional options and services for the convenience of our subscribers and to increase revenues through value-added services, we also offer cellular subscribers a number of standard optional features including voice mail, call forwarding, and call waiting. In September 2003, we introduced the “Melody Call” service which allows users to set music as their ring tone and to play music for incoming callers. In March 2007, the number of Melody Call subscriptions surpassed 10 million. In December 2004, we introduced the “Option Pack Discount” under which, by signing up for voice mail, call waiting, Melody Call, and call forwarding at the same time, users see the basic monthly usage charges lowered from ¥600 to ¥400. In addition, in May 2007, we began offering a new service called “2in1”. “2in1” is a service that allows subscribers to easily switch between the two telephone numbers and e-mail addresses by using a “mode” function (A mode, B mode, dual mode) on one cellular phone. In March 2008, it became possible to use “2in1” under two different names, such as a personal name and business name, a new “2in1” rate plan was established, and “2in1” functions were expanded, including transfer of continuous use periods and DOCOMO points, enabling subscribers even greater convenience when enjoying the “2in1” functions.
Cellular (mova) Services
We offer cellular voice and data transmission services on networks that are accessible by virtually the entire population of Japan. Our primary cellular voice services are offered on our nationwide 800 MHz digital network. We also offer cellular voice services on a 1.5 GHz network, covering primarily Tokyo, Osaka and Nagoya areas and certain neighboring areas. The nationwide 800 MHz network and the 1.5 GHz network are our 2G network. We have elected to terminate our cellular phone services using the 1.5 GHz radio band (City Phone services) on June 30, 2008 (we ceased accepting new applications on September 30, 2004). We also ceased accepting new applications for our prepaid cellular phone services (Pre-Call services) on March 31, 2005.
Cellular (FOMA) Services
FOMA services are our third generation, or 3G, wireless voice and data transmission services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our customers. In June 2006, the percentage of FOMA subscriptions among all cellular subscriptions surpassed 50%. By the end of the year ended March 31, 2008, subscriptions reached approximately 43.95 million. Over the coming years, we expect further shifts in our subscribers from mova services to FOMA services.

Our basic strategy is to expand our FOMA services. We believe that our FOMA services are well-suited for both ordinary users and business users because of FOMA’s advanced features, including clear voice quality, high data communication speeds, video transmission capabilities and diversified billing plans for packet transmission.
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
In November 2001, we launched our “i-motion” video-clip distribution service which enables users to obtain video-content at a speed of up to 384 Kbps. In May 2003, we launched commercial service of “V-Live” which enables FOMA users to access streaming video live and archived video, with contents including music, sports, news, animation, and travel information. In November 2005, we launched our “Push Talk” service, which allows real time group conversations for up to five speakers, simultaneously.
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
The base of i-mode services is the handset itself. An i-mode handset is a standard cellular handset with i-mode related equipment that includes a display screen, a color-browser and the ability to transmit and receive data packets at up to 28.8 Kbps using our 2G network, at up to 384 Kbps using our 3G network, or at up to 7.2MB using our HSDPA network. The physical appearance of i-mode handsets is almost identical to standard handsets, except for a slightly larger display screen to accommodate various i-mode functions, such as the Internet browser. The browser can read a subset of HTML, which is the standard language for the Internet. Almost all of the cellular handsets we currently sell are i-mode compatible and most are equipped with built-in cameras. Most new customers subscribe to receive i-mode services together with cellular phone services.
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
The final and most important element of i-mode services is content. Content is provided by content providers through i-mode portal menu sites and other voluntary web sites. On February 22, 1999, when i-mode services were introduced, i-mode users had access to 67 content providers. Since then, the number of content providers has increased. As of March 31, 2008, there were 3,013 content providers and 12,260 i-mode portal menu sites.
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

In September 2005, we also launched “i-channel,” a service for FOMA subscribers with i-mode handsets that automatically delivers and displays the latest information such as news, weather, entertainment, sports, horoscopes, and more. In January 2008, the number of “i-channel” subscribers exceeded 15 million.
In August 2006, we launched the Music Channel, a service that, requiring only advance settings by a user, automatically distributes music programming of up to an hour in length to FOMA users with HSDPA compatible handsets late at night and enables users to listen to the programming at any time during the day. In November 2007, the service also began offering distribution of video programs, and we changed the name of the service to the Music & Video Channel.
In October 2006, we launched a search-by-keyword function for i-mode menu sites, to provide even greater convenience for i-mode customers. At the same time, partnering with non-i-mode sites, we also launched services enabling the search of non-i-mode menu sites using a customer’s preferred search engine. In January 2008, we formed a partnership with Google Inc. (“Google”) that includes providing search services, search-related advertisements, and applications for use by i-mode subscribers. We continue to endeavor to enhance search services and improve their convenience.
In April 2008, we overhauled “iMenu”, the i-mode portal site. Through this renewal, we redesigned the site for greater convenience and added search functions in collaboration with Google on the top screen for iMenu, available without charges for packet transmission (charges apply for access from overseas). We provide news and weather information on the same top screen.
We plan to continue adding new and attractive i-mode services in the future.
We also provide consulting services to and invest in i-mode content providers through a subsidiary, DoCoMo.com Inc. Together with Dentsu Inc., Japan’s largest advertising agency, and NTT Advertising, Inc., in June 2000 we established D2 Communications Inc., which serves as an advertising agency for the i-mode platform.
To cope with the issue of voluminous unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures since 1997. Among other measures, we have enabled users to block all e-mail sent to them from particular addresses, blocked e-mails sent to large numbers of invalid e-mail addresses, and enabled users to restrict incoming e-mail to user-designated domains. In March 2002, we began to provide priority connection service for highly reliable data transmissions and in October 2003, we restricted the number of i-mode e-mails that can be transmitted from a single handset in a day to no more than 1,000 transmissions. In December 2003, we upgraded our services for blocking spam from domains being passed off as belonging to mobile service operators. In September 2004, we launched a new function to address spam e-mails from SMSs, short message services, and upgraded this function in August 2005 to restrict the number of SMS e-mails that can be sent from a single handset to fewer than 200 per day. Because i-mode users are having an increasing number of opportunities to make e-mail transmissions, in November 2007 this limit was raised to fewer than 500 per day. Also in November 2007, in addition to the existing lineup of spam countermeasures, we began offering anti-spoof functions—a function for refusing e-mail having fraudulent sender information and a “domain designation and refusal” function that enables users to refuse to receive e-mail containing designated domain names in the sender address—and because in the wake of the variety of anti-spam functions being offered, the settings required to enable these functions had become complicated and numerous, we began providing a simplified e-mail settings function to facilitate their use, by beginners and children in particular. In January 2008, because there were cases where users using anti-spam functions were, because of their settings, unable to receive e-mails from mailing lists and forwarded e-mails, we began providing an “addressee-designated” function enabling reception of such e-mails.
We also started offering new ring tones that help prevent receipt of unwanted calls from unknown numbers.
To enable younger users to use i-mode services with greater peace of mind and safety, in February 2008, we began implementing efforts to promote the use of access restriction services. These access restriction services are “Kids’ i-mode Filter”, “i-mode Filter”, and time restrictions, and they enable settings that prevent access to dating sites and other sites that children under the age of 18 are not allowed to visit. While we have previously engaged in activities to promote awareness and use of access restriction services, so that younger users can use mobile phones with peace of mind, as a further measure in this regard, we have amended our access restriction services application method, so that unless a parent or guardian declares that use is unnecessary, all underage users will be required to use the “Kids’ i-mode Filter”.

i-mode Services Overseas
As part of the overseas operations of i-mode, in the fiscal year ended March 31, 2007, the Bulgarian company Cosmo Bulgaria Mobile E.A.D (“Globul”), in September 2006, launched i-mode services. In the fiscal year ended March 31, 2008, COSMOTE Romanian Mobile Telecommunications S.A. (“Cosmote Romania”) in Romania and Hutchison Telephone Company Limited in Hong Kong, in May 2007, and Smart Communications Inc., in March 2008, started i-mode services in the Philippines.
India’s Hutchison Essar Ltd., which had executed an i-mode license agreement with us, had made preparations for a service launch by the end of fiscal year 2007, but because of changes to its business environment, Hutchison Essar determined that the provision of i-mode services would be difficult, and in May 2007 it dissolved its agreement with us. In addition, Australia’s Telstra Corp., Russia’s MTS and Germany’s e-plus, all of which had executed i-mode license agreements with us and had been providing i-mode services, terminated the provision of such services due to their own respective changes in strategy. As a result, i-mode services are now available in 16 countries and regions, including Japan. As of the end of March 2008, i-mode subscribers totaled approximately 7 million outside Japan in the following markets: the Netherlands, Taiwan, Belgium, France, Spain, Italy, Greece, Israel, the U.K. (including Northern Ireland), Ireland, Singapore, Bulgaria, Romania, Hong Kong and the Philippines.
We also continued our efforts to develop new lineups of i-mode compatible handsets for overseas use. In September 2007, we developed application software that will enable foreign i-mode operators to offer greater handset variety to their customers, and following by deployment by Bulgaria’s Globul, operators such as Italy’s Wind Telecommunicazioni S.p.A. (“Wind”), Romania’s Cosmote Romania and the Philippine’s Smart have commenced sales of handsets loaded with i-mode application software.
Osaifu-Keitai (i-mode FeliCa) Services
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
The total user base of Osaifu-Keitai handsets compatible with i-mode FeliCa was 10 million subscriptions in December 2005, surpassed 20 million subscriptions in March 2007, and reached approximately 28.6 million subscriptions as of the end of March 2008. The number of shops providing this service has increased steadily, reaching approximately 608,000 as of the end of March 2008. With the advent of our mobile credit service “iD/DCMX”, the “Mobile Suica” service, which incorporates the “PASMO” multi-carrier commuter pass and which can now be used for bullet trains, the electronic money “Edy” and “nanaco” and other settlement services offered by a number of providers, we believe the Osaifu-Keitai will become an integral part of our customers’ lifestyles, and that these services will promote customer use of the Osaifu-Keitai.
In September 2005, we began providing “ToruCa”, an additional function of the Osaifu-Keitai. The “ToruCa” function enables a user to download promotional coupons and store information onto a mobile phone, simply by waving an Osaifu-Keitai enabled handset in front of a dedicated reader/writer machine at merchants.

Cellular Subscribers
The number of our subscriptions including mova and FOMA services has grown by approximately 770,000 in the most recent fiscal year to approximately 53.39 million as of March 31, 2008, which represents a market share of 52.0% including EMOBILE, a 2.4% decrease from the end of the previous fiscal year. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) the liberalization of the handset market and significant declines in handset prices and improved technology which have resulted in advanced, light-weight handsets, (iii) the expansion and enhancement of our networks, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode.
As a result of favorable sales of FOMA handsets such as the 904i series handsets, available since May 2007, the 704i series handsets, available since July 2007, the 905i series handsets, available since November 2007, and the 705i series handsets, available since January 2008, in September 2007 FOMA subscriptions exceeded 40 million. The number of subscriptions as of the end of March 2008 was approximately 43.95 million. Average monthly minutes of use (MOU) per FOMA subscriber for the year ended March 31, 2008 totaled 156 minutes.
Subscription growth for i-mode services in the four years ended March 31, 2008 was approximately 4 million. The DOCOMO cellular subscription numbers, including i-mode subscription numbers, for the years ended March 31, 2005, 2006, 2007 and 2008 are as follows:

	Year ended March 31,
	2005	2006	2007	2008
	(in thousands)
DOCOMO cellular subscriptions	48,825	51,144	52,621	53,388
mova subscriptions	37,324	27,680	17,092	9,438
FOMA subscriptions	11,501	23,463	35,529	43,949
i-mode subscriptions	44,021	46,360	47,574	47,993
i-mode subscriptions (FOMA)	11,353	22,914	34,052	41,213
i-mode subscriptions (mova)	32,667	23,446	13,522	6,780
DOCOMO estimated market share of total subscriptions	56.1%	55.7%	54.4%	52.0%
DOCOMO subscription growth rate	5.4%	4.7%	2.9%	1.5%
DOCOMO average monthly churn rate (1)	1.01%	0.77%	0.78%	0.80%

(1)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscriptions* from April to March.

*	active cellular subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
The number of cellular subscriptions for the year ended March 31, 2008 includes Communications Module Service subscriptions. These subscriptions were included in the number of cellular subscriptions beginning with the results for the six months ended September 30, 2004 in order to be consistent with the definition of subscribers applied by other mobile operators in Japan. Relevant items in the full-year results for the fiscal years ended March 31, 2004 have been modified by adding Communications Module Service Subscriptions to the previously announced numbers.
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

Over the past few years, as the competition for subscribers has increased, tariff rates and monthly charges have been significantly reduced and certain other fees eliminated entirely. Currently, our cellular subscribers pay (i) an activation fee of ¥3,000, (ii) a fixed monthly plan charge based upon the “plan” chosen, (iii) usage or per call charges which vary according to duration and the particular plan chosen and (iv) additional monthly service fees for miscellaneous value-added services.
One of our basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts can be credited against telephone calls, packet transmissions, Push Talk (FOMA), video phone (FOMA), SMS (FOMA), short mail (mova), and international communications. Prepaid amounts are first allocated to voice minutes. To the extent that voice minutes do not exhaust the prepaid amount, it is then credited against i-mode use. Additionally, we offer various discounts, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amount will not change even after the discounts are applied to monthly charges. We also provide “Charge Notice Service” which sends a notice via i-mode mail, mopera mail or Internet mail (a choice of up to two) when the total amount of charges for the month has exceeded the amount subscribers have set in advance (¥5,000 or over, in ¥1,000 increments).
Charges for 64 Kbps circuit switched data service, such as for FOMA video phones, are approximately 1.8 times that of standard voice charges. The fee structure for FOMA packet transmission services is based on the volume of data transmitted and varies between ¥0.015 per packet to ¥0.1 per packet, depending on which plan users choose (if no choice is made, ¥0.2 per packet). Charges for mova packet transmission are ¥0.3 per packet.
For families that have more than one subscription, we offer the “Fami Wari” discount service, which provides discounts both on basic monthly charges and on charges for communication between family members. The “Fami Wari” discount plan offers a 25% discount on basic monthly charges and a 30% discount for communication charges for domestic calls and videophone communications between family members.
We also offer the “Ichinen Discount”, which provides discounts on basic monthly charges according to the number of years of the subscription, starting with the second year. (The new discount plan is called “New Ichinen Discount”.)
In November 2003, we commenced a billing service that automatically carries over any unused prepaid amounts for up to two months. The rollover plan, called “Nikagetsu Kurikoshi”, applies to all mova and FOMA subscribers, including those using other discount services.
Effective February 2005, we commenced a service under which the benefits of our “Nikagetsu Kurikoshi” and “Fami Wari” services were combined, and unused free minutes under the “Nikagetsu Kurikoshi” service are available for sharing by subscribing family members. This enables family members to use their minutes without waste, and makes use of this service even more of a bargain. This service applies to all mova and FOMA subscribers.
In November 2005, we revised the billing plans for FOMA and mova voice services, making them easier for subscribers to understand. Under these new plans, the charges for FOMA and mova services were made uniform, “call charge classifications” were eliminated, and the unit for call charges was set at a uniform 30 seconds. Previous billing plans were complicated, as charges were different for FOMA and mova services and “call charge classifications” were used, under which charges were different depending on the time of the call, the type of phone the other party was using, and the distance between caller and receiver.
In addition, when a customer uses the new “Ichinen Discount” billing plan, beginning with the second year, the discount rate on basic monthly usage fees increases according to the number of years of the subscription, gradually increasing to a 25% discount after the 10th year.

In December 2005, we introduced the “Fami-Wari Wide”, a family discount plan, targeting children at junior high school age or younger, seniors aged 60 or older and “Hearty” discount subscribers, which combine with the Family Discounts to provide even greater savings. On March 1, 2006, we introduced “Fami-Wari Wide Limit”, under which subscribers can set a limit for amount of out-going use.
In August 2007, we introduced “Hitoridemo Discount 50”, a discount plan for subscribers who do not use the Family Discounts but have a single subscription. Under this plan, subscribers committing to a two-year contract will immediately receive a 50% discount on basic monthly charges. Also, we began offering “Fami-wari Max 50”, which also offers subscribers committing to a two-year contract an immediate 50% discount on basic monthly charges. In April 2008, for FOMA subscribers who have contracted for the “Fami-wari Max 50” service, communications among members of the same “Family Discount” group, which had been subject to a 30% discount, became free of charge, and the 30% discount for intra-group videophone communications was increased to a 60% discount.
In November 2007, in conjunction with the introduction of the new “Value Course” handset purchase method, we began offering the new “Value Plan”, which applies to subscribers who have chosen the “Value Course”. Under this plan, when a subscriber purchases a 905i series handset or any later model, that subscriber will be eligible to select the “Value Plan”, under which basic monthly charges (prior to application of other discounts) will be ¥1,680 lower (including tax) than standard plans.
In June 2007, for our corporate customers, we began offering the “Office Discount” plan. Corporate customers which have two to 10 DOCOMO mobile phone subscriptions under the same corporate name are eligible for a 25% discount on basic monthly charges and a 30% discount on intra-group communication charges. Corporate customers using this service who also subscribe to the “Nikagetsu Kurikoshi” plan can share their unused free minutes among group members.
In September 2007, for subscribers contracting under a corporate name who commit to a two-year subscription, we began offering a new discount service called “Office Discount Max 50”, which offers an immediate and uniform 50% discount on basic monthly charges.
In June 2008, we expanded discounts for corporate customers subscribing to FOMA service with the “Office Discount” and “Office Discount Max 50” plans and for corporate customers who have been subscribing to DOCOMO services for at least ten years and are currently on the “Office Discount” and “Ichinen Discount” or “New Ichinen Discount” plans. Under the expanded discounts, domestic calls among “Office Discount” group employees are free (formerly discounted by 30%), 24 hours a day, and videophone communication charges are discounted by 60% (formerly discounted by 30%).
In June 2005, we established new rate plans primarily for corporate customers who used FOMA data communication devices. Thereafter, to make data communications easier for customers, we implemented new plans and communication charge reductions and expanded available free minutes. In October 2007, so that our subscribers could engage in data communications without worrying over communication charges, we established two flat-rate discount plans, “Flat-rate Data Plan HIGH-SPEED”, and in conjunction with the termination of PHS service, “Flat-rate Data Plan 64K,” which can easily serve as a service replacing “@FreeD®”, the PHS flat-rate data communication service. “Flat-rate Data Plan HIGH-SPEED” is capable of data communications at speeds of up to 7.2Mbps for downlink, and provides a better environment for mobile data communications.
In March 2008, in conjunction with the introduction of the new “Value Course” handset purchase method for FOMA data transmission handsets, we began offering a new rate plan “Value Plan”, which applies to subscribers who have chosen the “Value Course”. Under this plan, when a subscriber purchases a FOMA N2502 HIGH-SPEED handset or later model, that subscriber will be eligible to select the “Value Plan”, under which basic monthly charges (prior to application of other discounts) will be ¥735 lower (tax included) than in standard data plans. In September 2008, for subscribers of “Flat-rate Data Plan HIGH-SPEED” and “Flat-rate Data Plan 64K”, we plan to launch a new service called “2 Year Waribiki” (tentative name), which allows subscribers who commit to a two-year contract to immediately receive a discount of up to ¥3,780 on basic monthly charges.

In June 2008, with the goal of providing an environment where customers can easily use our cellular phones, in order to help the disabled be more active participants in society, we revised the “Hearty Discount” rate for basic monthly and other charges.
We believe that our variety of easy-to-understand plans, prices and discounts has helped us remain competitive in retaining existing subscribers and attracting new subscribers.
i-mode Revenues and Fees
i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data are transmitted. The use of i-mode incurs a fee in addition to the standard monthly charges for FOMA, mova, and voice services. With regards to charges for the additional i-mode functions, so that subscribers can more easily use their mobile phones to connect to the Internet, we have provided Internet connection services at monthly charges that are lower than those of other carriers. However, the cost of providing services has increased because of the improved convenience resulting from the enhanced web pages (viewable for free) that introduce new services and content and explain pricing plans, anti-spam measures and other enhanced functionality to enable peace of mind and safety, and facility enhancement to address the increase in data communication traffic in the wake of the popularity of services that distribute video, music and other large files. In such an environment, we have made an effort to achieve greater efficiency and reduced costs, but to be able to provide even more superior i-mode services going forward, starting in June 2008, we raised the basic monthly charges for i-mode services from ¥200 to ¥300. The basic charge for one packet (128 bytes) of i-mode packet transmission varies according to the packet billing plan selected by the user, but is priced between ¥0.015 and ¥0.2 per packet. The basic charge for mova users to send data transmissions is equal to ¥0.3 per packet (128 bytes). Therefore, a short e-mail of about 20 full characters can be sent for as little as ¥1 and a longer e-mail of 250 full characters would be approximately ¥5. Also, for new Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons.
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
In June 2004, we introduced a new flat rate i-mode packet transmission service called “Pake-hodai”, which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥3,900, for users of our FOMA i-mode service. At the start of this service, only subscribers of some high-call plans were eligible to subscribe to the plan. However, we began offering “Pake-hodai” with all new FOMA (voice) billing plans on March 1, 2006.
By introducing this plan, we added value for our users and expanded use of miscellaneous i-mode contents by freeing customers from concerns about their monthly bill. The charges for packet transmissions other than i-mode communications in Japan (such as browsing the web via devices connected to a 3G handset) on the “Pake-hodai” plan have been set at ¥0.02/packet.
In March 2007, we launched a new flat rate i-mode packet transmission service called “Pake-hodai full,” which provides FOMA i-mode subscribers with, in addition to i-mode services, full-browser viewing of PC websites and videos for a flat monthly fee. In May 2007, subscribers to flat-rate i-mode packet transmission services (“Pake-hodai” and “Pake-hodai full”) exceeded 10 million. In April 2007, in addition to FOMA M1000, we also launched “Biz-hodai,” a flat rate non-i-mode domestic packet communications service for the handsets equipped with the Microsoft Windows Mobile operating system (OS).

Cellular System Usage
We track subscriber usage of our cellular services with two measures, average MOU and average monthly revenue per unit (ARPU). MOU measures the average amount of connection time per month per unit among our subscribers. ARPU is used to measure average monthly operating revenues attributable to designated services on a per unit basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges from designated services that are charged consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impacts of changes in our billing arrangements. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.
MOU (FOMA+mova) decreased to 138 minutes per month for the year ended March 31, 2008 from 144 minutes in the prior fiscal year. ARPU (FOMA+mova) decreased to ¥6,360 in the year ended March 31, 2008 from ¥6,700 in the prior fiscal year.
Aggregate ARPU (FOMA + mova) continues to decline moderately because of rate reductions and shifts in usage. During the period from the beginning of the fiscal year ended March 2007 to the end of the fiscal year ended March 2008, voice ARPU declined while data ARPU increased slightly. The reasons for the decline in voice ARPU include rate reductions (expansion of basic charge discounts as a result of expansion of family discounts, the introduction of new sales models, and the expansion of Ichinen Discount) and changes in customer usage patterns (declining MOU and optimization of rate plans). Use of data services such as i-mode, however, is increasing, and the data ARPU is increasing steadily.
The following tables set forth selected information concerning MOU and ARPU data for our wireless services in three categories, (FOMA + mova), (FOMA) and (mova):(1)
MOU and APRU (FOMA + mova)

	Year ended March 31,
	2006	2007	2008

MOU (FOMA+mova)	149	144	138

Aggregate ARPU (FOMA+mova)	¥6,910	¥6,700	¥6,360
Voice ARPU (FOMA+mova)	5,030	4,690	4,160
Packet ARPU (FOMA+mova)	1,880	2,010	2,200
i-mode ARPU (FOMA+mova)	1,870	1,990	2,170

Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova)
Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscriptions (FOMA+mova)
i-mode ARPU (FOMA+mova)(2) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova)
No. of active subscriptions used in ARPU/MOU calculations are as follows:
FY Results : Sum of No. of subscriptions* for each month from April to March

*	subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

MOU and ARPU (FOMA)

	Year ended March 31,
	2006	2007	2008
MOU (FOMA)	202	175	156

Aggregate ARPU (FOMA)	¥8,700	¥7,860	¥6,990
Voice ARPU (FOMA)	5,680	5,070	4,340
Packet ARPU (FOMA)	3,020	2,790	2,650
i-mode ARPU (FOMA)	2,980	2,750	2,610

Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
i-mode ARPU (FOMA)(2) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA)
No. of active subscriptions used in ARPU/MOU calculations are as follows:
FY Results : Sum of No. of subscriptions* for each month from April to March

*	subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
MOU and ARPU (mova)

	Year ended March 31,
	2006	2007	2008

MOU (mova)	122	104	82

Aggregate ARPU (mova)	¥5,970	¥5,180	¥4,340
Voice ARPU (mova)	4,680	4,190	3,590
i-mode ARPU (mova)	1,290	990	750

Aggregate ARPU (mova) : Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova)
i-mode ARPU (mova)(2) : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova)
No. of active subscriptions used in ARPU/MOU calculations are as follows:
FY Results : Sum of No. of subscriptions* for each month from April to March

*	subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

(1)	Communications module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

(2)	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

PHS Services
Our PHS (Personal Handyphone System) services were wireless voice and data transmission services similar to our cellular services but offered using different technology and a different network. PHS was originally introduced by the NTT Personal Group in July 1995. We took over the PHS business from the NTT Personal Group in December 1998. Since that time, we implemented a variety of strategies to improve the performance of our PHS business. However, with the subsequent popularity of inexpensive ADSL and optical fiber fixed-line flat rate data communication services, the introduction of flat-rate packet transmission services using mobile phones, and the increasingly fast data transfer rates, the business environment changed rapidly, and on April 30, 2005, we stopped accepting new subscriptions to PHS services, and we terminated PHS services on January 7, 2008.
Number of PHS Subscriptions
At the end of the year ended March 31, 1996, the NTT Personal Group had approximately 0.38 million subscriptions. Initially, with the rapid expansion of service areas and the introduction of inexpensive handsets and billing rates, the number of NTT Personal Group PHS subscriptions reached approximately 2.12 million in September 1997. From September 1997 to March 31, 2000, PHS subscriptions declined to approximately 1.35 million. PHS subscriptions increased to approximately 1.92 million as of March 31, 2002, but fell to approximately 1.69 million as of March 31, 2003, 1.59 million as of March 31, 2004, 1.31 million as of March 31, 2005, 0.77 million as of March 31, 2006 and 0.45 million as of March 31, 2007. As of December 2007, the number of PHS subscriptions was 0.155 million.
Other Mobile Multimedia Services
We have focused extensively on our initiative to develop the mobile multimedia and data communications markets. As part of these efforts, we have been offering a wide variety of data services such as packet transmission at speeds up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communications at speeds up to 384 Kbps on FOMA and 7.2 Mbps on FOMA HIGH-SPEED. Our client authentication service ensures a highly secure individual authentication to suit a variety of users of the mobile Internet.
As part of our endeavor to promote mobile multimedia services, we began sales of the DoPa Ubiquitous Module in July 2004 and the FOMA Ubiquitous Module in December 2005 to address the increase in machine-to-machine services. We expect that incorporation of these modules will lead to a broad range of uses such as automobile fleet management, wireless credit card transaction systems, and systems enabling automatic inventory check between vending machines and service centers. These modules make contributions to our strategy of broadening the scope of mobile communications. Ubiquitous Modules are used mainly in person-to-machine and machine-to-machine communications. We offer a Ubiquitous Plan for FOMA service and DoPa Service for PDC, and we offer low-rate services for users with low-traffic needs. As of the end of March 2008, the number of DoPa service subscriptions was 0.73 million and the number of Ubiquitous Plan subscriptions was 0.7 million. For the second generation communication services, DoPa Single Packet Service, we decided to stop accepting new subscriptions in September 2008, to concentrate our managerial resources on FOMA services (third generation communication services).
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
In June 2005, we started “mopera U” service, which enables FOMA customers to access the Internet from public wireless LAN service areas, from overseas (using international roaming connections) and from fixed-line broadband circuits at home. “mopera U” service provides users with diversified access options as well as enhanced security features such as web compression, packet filtering, and transmission domain authentication to prevent spam mails. Furthermore, the FOMA M1000, a PDA type of FOMA terminal introduced in July 2005, enables users to exchange e-mails for PC when they are away from home or office and provide unique features suited for mobile environments, such as the ability to automatically receive emails with attachments, in order to respond to users’ diversified needs for the Internet and other data communications services and seamless network access.

In August 2006, we introduced the “Business mopera ANSHIN Manager,” which enables cellular phone settings and control to be carried out remotely, and we expanded the lineup for “Business mopera”, the network service for corporate customers. In January 2007, we added the “Browser Restriction Function” and “Global Broadcast Function”. In September 2007, we expanded the number of URLs that can be subject to the Browser Restriction Function, and in March 2008 we added functions that enable sub-group settings and settings for a common administrator.
In October 2006, we launched the “OFFICEED,” an internal communications service for corporate customers that uses an In-building Mobile Communications System (IMCS) to provide free voice communications among registered FOMA handsets within the IMCS service area. With this service, by installing an IMCS and additional dedicated equipment, customers can use their existing FOMA handsets for free voice communications among registered members within the IMCS service area. The service makes use of an IMCS and existing FOMA handsets to reduce communications expenses. In May 2007, as part of the “OFFICEED” service menu, we launched the “OFFICEED-PBX Connection Service”, which achieves communications between FOMA handsets and internal telephones lines by connecting “OFFICEED” and the PBX, enabling FOMA handsets to serve as cordless internal telephones.
We also launched the Business mopera IP Centrex service in November 2006. This service for corporate customers enables users to make internal or outbound IP telephony calls via IP Centrex devices on DOCOMO networks without the need for an in-house IP-PBX. The N900iL and N902i FOMA and wireless LAN compatible handsets can be used as an extension phone for internal calls, as an IP phone (with a 050 number) for external calls, and as a FOMA-compatible mobile phone (with a 090 number) when outside the office, allowing users to access a number of different communications services from a single handset. Business customers that introduce this service will not incur expenses for installation, operation, and maintenance of PBX and other equipment and can lower their communications expenses by using low-cost IP telephony voice networks and eliminating fees for internal calls, including calls made between different offices. In April 2007, we began providing new plans and expanded functions, including soft phone and fixed IP phone compatibility.
In addition, in June 2008, we launched “IP Centrex One Number”, a Fixed Mobile Convergence (“FMC”) service which enables users to make and receive calls with a single number (090/080) in both FOMA area and Office area (IP Centrex area).
We offer a public wireless LAN service called “Mzone”, and started “U ‘Public Wireless LAN’ Course” as an optional service of “mopera U”. Customers in Mzone areas (DOCOMO Public Wireless areas) such as airports, train stations are able to send and receive data at high speeds of up to 54Mbps using notebook PCs with wi-fi, Smart Phones, PDAs, or cellular game devices. In October 2007, the monthly fee for the “U ‘Public Wireless LAN’ Course” was lowered to ¥315 yen. There were approximately 6,200 access points as of the end of March 2008, and we plan to further expand the coverage in the future according to the needs of our customers. Furthermore, we currently offer roaming service domestically through “BB Mobile Point” and “Airport Net” (Narita Airport), and internationally through arrangements with iPass, TeliaSonera, SingTel and Deutsche Telecom. Through these endeavors, we are aiming to provide enhanced convenience to customers by enabling public wireless LAN service over a broad area both in Japan and overseas.
Other Business Activities
Efforts towards expansion of the credit business
On April 27, 2005, DOCOMO, Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Card Co., Ltd. and Sumitomo Mitsui Banking Corporation (SMBC) jointly announced that we agreed to form a strategic, business and capital alliance for the launch of a credit-payment service using DOCOMO Osaifu-Keitai phones equipped with smart-card functions for cashless payments. As part of the tie-up, we acquired 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98.7 billion, including shares newly issued by Sumitomo Mitsui Card, the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry.

On December 1, 2005, we launched our new iD credit card brand that enables users to make credit card payments using the Osaifu-Keitai service.
The credit brand “iD” is a settlement platform that enables a user, simply by waving the Osaifu-Keitai in front of a specialized terminal installed in stores (“reader/writer”), to make a speedy credit transaction without the need for signing a credit card slip. It can be used for both small and large purchases, and comes with a number of security features to prevent unauthorized use, so that it can be used with peace of mind and safety.
We are providing the iD brand as an open model to credit card issuers, who can offer card members credit services combining conventional plastic cards and use of iD with the Osaifu-Keitai.
On March 6, 2006, we announced an alliance with the credit card companies Credit Saison Co., Ltd. (“Credit Saison”) and UC Card Co., Ltd. (“UC Card”), and with Mizuho Bank, Ltd. (“Mizuho Bank”), whose client base is centered on individual retail customers. Following the announcement of this alliance, in March 2006 we acquired Mizuho Bank’s stake in UC Card, which was approximately 18% of UC Card’s outstanding shares. UC Card began handling transactions with iD member merchants in October 2006, and in November 2006 Mizuho Bank launched services that enable iD services to be used with credit cards it issues. Starting in November 2006, Aeon Credit Service began issuing iD and in February 2007, cash registers in Aeon stores in the Kanto region and Niigata began handling iD transactions. In March 2007, LAWSON, Inc. (“LAWSON”) began accepting iD transactions at all its stores and also began issuing the Lawson Pass for iD. In April 2007, iD became available for use for Internet transactions. In July 2007, FamilyMart, Co., Ltd. (“FamilyMart”) began accepting iD at all its locations; in August 2007 Orient Corporation began issuing iD; in October 2007, McDonald’s Holdings Company (Japan), Ltd. (“McDonald’s”) began accepting iD at some stores; in February 2008, Life began issuing iD; and in March 2008, efforts to render registers at Aeon stores nationwide iD-compatible were completed. Going forward, we intend to continue providing iD to credit card issuers as an open model.
Our aim for iD is to expand the range of situations in which the Osaifu-Keitai is used, and our goal is for mobile handsets to become “Seikatsu Keitai”, that is, even more fully integrated into the daily lives of our subscribers. In April 2006, as the issuer of credit using iD, we launched “DCMX mini” and “DCMX” as credit services for small purchases. In April 2007, we further expanded our menu of credit services tailored to customers’ spending styles, with the launch of “DCMX GOLD”, which allows for purchases in higher amounts and provides a higher level of customer benefits and rewards. In addition, in June 2007, in addition to the DCMX Visa card that we had offered from the commencement of services, we commenced issue of the DCMX MasterCard, allowing customers, when they sign up for service, to choose between a card from Visa and MasterCard.
As of the end of March 2008, the number of contracts had exceeded 5.64 million.
By developing these credit card businesses, we aim to expand demand for credit services in Japan, and, as we do so, to capture a portion of this market, leading to growth in our corporate value.
Investments and Affiliations in Japan
Tower Records
In November 2005, we formed a business tie-up with Tower Records Japan Inc. (“Tower Records”) by acquiring approximately 42% of Tower Records’ common stock through subscription to new shares and other means at a total cost of approximately ¥12.8 billion. Tower Records offers ”iD” credit payment service using Osaifu-Keitai. In November 2007, Internet purchases using the electronic money “iD” with our Osaifu-Keitai became possible at Tower Records’ mobile site “TOWER MOBILE”.

Rakuten Auction
In October 2005, we entered into an agreement with Rakuten, Inc. (“Rakuten”), a leading Japanese e-commerce company, to form a business and capital alliance to provide Internet auction services over mobile phones and PCs, enabling Rakuten to expand its auction business through mobile Internet phones while enabling us to diversify our revenue streams through a service not tied to communications traffic.
Under the agreement, Rakuten spun off a part of its Internet auction business and established a new company, Rakuten Auction, Inc. (“Rakuten Auction”), in December 2005. We acquired a total of 40% of the common stock of Rakuten Auction for approximately ¥4.2 billion through a third-party allotment of Rakuten Auction’s shares and a transfer of Rakuten Auction’s shares from Rakuten.
Fuji Television
In January 2006, we acquired 77,000 shares of Fuji Television Network, Inc. (“Fuji Television”), or approximately 2.6% of the total issued shares of Fuji Television, for approximately ¥20.7 billion. The distance between communications and broadcasting has been rapidly shrinking, as evidenced by the April 1, 2006 launch of “One Seg”, one-segment terrestrial digital broadcasting. By linking communications and broadcasting through this tie-up with Fuji Television, the two companies will be able to share their know-how in their respective businesses, and build a more powerful partnership.
Nippon Television
In February 2006, we entered into an agreement with Nippon Television Network Corporation (“NTV”) on a business tie-up for contents development. Pursuant to the agreement, we formed a seven-year limited liability partnership, D.N. dream partners LLP, on April 3, 2006, with each party bringing ¥5 billion in capital. This LLP is investing in and developing content such as TV programs with a view to making such content available to mobile phones.
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
LAWSON
In March 2006, we reached an agreement with LAWSON, Inc. (“LAWSON”) to form a business tie-up through capital participation in LAWSON by DOCOMO, with the intention of providing greater convenience to customers. Through the tie-up, DOCOMO and LAWSON will make use of their respective customer bases and expertise in the mobile communications and convenience store businesses to contribute to enriching the lives of customers by providing new value-added services. Under the tie-up, LAWSON introduced iD credit card payment services and ToruCa information provisions services at all LAWSON stores.
Pursuant to this capital alliance, in April 2006 we acquired 2,092,000 shares of LAWSON, which corresponds to 2% of total issued shares, for approximately ¥9 billion.
FamilyMart
In May 2007, we reached an agreement with FamilyMart, Co., Ltd. (“FamilyMart”) to form a business tie-up and for capital participation in FamilyMart, with the intention of providing greater convenience to customers. In June 2007, pursuant to this tie-up, we purchased 2,930,500 shares of FamilyMart common shares (treasury stock), constituting 3% of its outstanding shares, for roughly ¥9 billion. Through the tie-up, DOCOMO and FamilyMart will make use of their respective customer bases, brands, business know-how and infrastructure to provide new services having greater added value and convenience that are closely tied to the daily lives of customers.
CA MOBILE
In March 2006, we concluded an agreement with CA MOBILE, Ltd. (“CA MOBILE”) for collaboration in the mobile advertising market, a rapidly expanding field, and for DOCOMO to acquire approximately 10% of CA MOBILE’s shares for ¥1.8 billion. CA MOBILE is a leading player in the mobile advertising industry and boasts considerable expertise as well as extensive contacts with advertisers. Under the tie-up, the two companies will investigate a wide range of cooperative business structures using their respective expertise and resources with the objective of creating synergistic effects and further developing the mobile advertising market as a whole.
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

Aplix
In December 2005, we completed an acquisition of 15,000 newly allocated shares, or 14.98%, of Aplix Corporation (“Aplix”), a software company which develops middleware for mobile phones and PCs, for approximately ¥13 billion, raising our group’s total stake in Aplix to 17.91%. Our relationship with Aplix was established in connection with the development of DoJa/Java platforms, which have made a number of Java products adaptable to our 3G FOMA handsets, and we aim to form further technical tie-ups in handset middleware centered on Java technology.
FueTrek
In May 2006, we formed a business and capital tie-up with FueTrek Co., Ltd. (“FueTrek”). FueTrek develops, designs, manufactures, and sells large-scale integrated circuits and semiconductors and develops and licenses sound source and acoustic technologies. Under the capital tie-up, we acquired 1,420 shares of FueTrek (representing 6.19% of total issued shares. FueTrek’s sound source and acoustic products are used in many FOMA terminals, and with this tie-up, the partnership between us and FueTrek has been strengthened and we can look forward to improved acoustic functions in our handsets and higher development efficiency as well as greater collaboration with respect to acoustic technologies overall.
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
McDonald’s
In February 2007, we agreed to establish a new company with McDonald’s Holdings Company (Japan), Ltd. (“McDonald’s”) to jointly promote e-marketing with a focus on Osaifu-Keitai. In conjunction with this tie-up, we jointly formed a new company, The JV, Ltd. (“JV”), in July 2007 to plan and implement promotional activities targeting members of McDonald’s new membership club. This new company, which merges the two companies’ respective customer bases, brands, and business know-how in the restaurant and mobile phone businesses, will provide customers with “Value”, “Convenience”, and “Fun”, by proposing new lifestyles to be achieved through e-marketing focusing on the Osaifu-Keitai.
ZENRIN DataCom
In June 2007, we reached an agreement with ZENRIN DataCom Co., Ltd. (“ZENRIN DataCom”), a subsidiary of ZENRIN Co., Ltd., and acquired 1,700 shares of common stock of ZENRIN DataCom, representing 10.27% of total issued shares, through a third-party allocation of new shares. Through this tie-up, DOCOMO, which has business expertise and technology developed through the i-mode service business, and ZENRIN DataCom, which has a high-quality cartographic database of ZENRIN and a technology to distribute advanced map data, will work together to promote and expand map services such as the distribution of map information applications for mobile phones and services linked with the location information of the mobile phone, customizing to the diversifying needs of each customer.

CXD NEXT
In July 2007, NTT DOCOMO and Casio Computer Co., Ltd. (“Casio”) established a joint venture called CXD NEXT Co., Ltd., to provide electronic settlement-related services for credit services (primarily “iD”) and to provide store support services to enable proprietors to manage and analyze sale information. Making use of Casio’s know-how in store support services, which Casio, as a leading manufacturer of electronic registers, has cultivated through the development and sale of a variety of models, and DOCOMO’s know-how in electronic settlement, which it cultivated through development of the mobile credit service “iD”, CXD NEXT will develop new businesses using Internet-based cash registers that focus on small-to-mid-sized companies with multiple retail outlets, and will seek to improve Casio’s sales of electronic registers and expand the environments for use of “iD” and the Osaifu-Keitai.
ACCA Wireless
In August 2007, NTT DOCOMO and ACCA Networks Co., Ltd. (“ACCA”) reached agreement on investment in ACCA Wireless Co., Ltd. (“ACCA Wireless”), and a strategic alliance. ACCA Wireless, which was established as a planning company for the purpose of obtaining a license for ACCA as an operator of a 2.5GHz broadband wireless access system (“BWA”) using mobile WiMAX (“WiMAX”), made application to the Ministry of Internal Affairs and Communications in October 2007 for a 2.5GHz BWA license using WiMAX, but because it was not able to obtain this license, the partnership was dissolved in December 2007.
Google
In January 2008, NTT DOCOMO and Google Inc. (“Google”) reached agreement on forming a partnership that includes providing search services, search-related advertisements, and applications for use by i-mode users. By bringing together the services of Google, the world’s largest search engine, and DOCOMO’s mobile Internet service “i-mode”, used by roughly 48 million customers, the two companies aim to provide greater convenience to customers using their services, and to stimulate the Japanese mobile Internet market by developing innovative services. Going forward, we will make Google’s map service a standard feature on i-mode compatible handsets, or otherwise enable Google services to be used on i-mode handsets, and we will work together with Google to provide our customers with even greater convenience across a wide range of mobile Internet services.
ACRODEA
In February 2008, we reached agreement with Acrodea, Inc. (“Acrodea”), which develops and sells middleware for mobile phones, to subscribe to Acrodea shares through a third party allotment. In addition, DOCOMO requested that JAIC Advanced-Tech No. 1 Venture Capital Investment, L. P. of which DOCOMO is a limited partner, transfer its shares in Acrodea to DOCOMO. Prior to this, DOCOMO and Acrodea had built an amicable cooperative relationship, and with this investment, the relationship with Acrodea will be further strengthened, and going forward, we will promote greater efficiency and stability in DOCOMO handsets loaded with Acrodea products.
Quickcast Services (Paging Services)
We used to offer paging services under the service name Quickcast, but on June 30, 2004, we stopped accepting applications for new subscriptions, and on March 31, 2007, we terminated the service.

Satellite Telephone Services
We provide satellite telephone services for communications in case of emergencies in mountainous areas and aboard ships. The service area covers the territory of Japan and its surrounding waters of roughly up to 200 nautical miles from the mainland. Currently the satellite mobile communications network uses two communications satellites, N-STARc and N-STARd. Satellite telephone services can be used for voice, fax, and packet transmission. We had approximately 41,000 subscriptions to this service as of March 31, 2008. The service can be used for packet transmission (maximum 64 Kbps downlink and 4.8 Kbps uplink) and high-speed data communications, and a variety of communications services are offered including Internet connectivity and telemetering.
In February 2008, we lowered some of the basic charges for satellite packet transmission and charges for dual contracts (packet, circuit switching). In conjunction with the packet fee decrease, expanded use for low-volume data and use for data transmission at low costs for uses other than voice communications at time of disaster became possible. In addition, as a tool for expanding use of packet communications, we developed, and provided at no cost, image transmission software that enables easy transmission of conditions at time of disaster.
Global Businesses
International Dialing Services and International Roaming Services
In October 2003, we enabled 3G FOMA videophones to make international videophone calls and 64Kbps transmissions to the UK using “WORLD CALL”, our international dialing service. As of March 31, 2008, FOMA subscribers were able to make international videophone calls via our 3G network to 3G subscribers in 45 countries and regions, including the UK, Hong Kong, Singapore, and Australia.
With regard to our international roaming services, in May 2003 we added services called WORLD WALKER-PLUS and WORLD WALKER G-CARD, which have geographical coverage similar to that of WORLD WING, to supplement WORLD WALKER, the international roaming service for mova subscribers. In the following month, we launched WORLD WING as an international roaming service for FOMA subscribers. With this service, FOMA subscribers, when traveling overseas, by inserting a FOMA UIM chip in a GSM handset, can make and receive calls using their regular FOMA telephone number. In December 2004, we launched an integrated handset that is compatible with both 3G and GSM. In June 2006, WORLD WALKER-PLUS and WORLD WALKER G-CARD were combined into a single brand called WORLD WING. As of March 31, 2008, WORLD WING subscribers can make and receive calls using their regular FOMA mobile number in 157 countries and regions across the world.
We launched international packet roaming services in December 2004, enabling WORLD WING subscribers to access i-mode packet transmission in 114 countries and regions as of March 31, 2008. In addition, in February 2005, we launched international SMS for FOMA subscribers, and in July 2005 we started international MMS (multimedia messaging service). In June 2006, we introduced 3G roaming compatible handsets which are compatible with overseas 3G networks. Through the addition of these handsets, WORLD WING users are able to make and receive phone calls, and access i-mode packet transmission with the same FOMA phone number by using 3G roaming compatible handsets in 3G networks of 56 countries and regions as of March 31, 2008.
International Investments and Alliances and Licensing Agreements
We make investments in and/or enter into agreements with overseas mobile network operators and businesses providing mobile phone related services with the long-term aim of securing growth and revenue opportunities and strengthening our global competitiveness. We plan to leverage our expertise and experience in the Japanese mobile telecommunications market by assisting mobile network operators who are our partners abroad to develop and promote their 3G platform based on the W- CDMA technology and promote the widespread and rapid deployment of mobile multimedia services, thereby achieving our goal of establishing a world of seamless communications.

Whereas mobile network operators in other parts of the world have achieved success in offering wireless Internet access only in certain segments, such as services directed towards enterprises/businesses, our i-mode services achieved immediate success among a broad range of segments in Japan, including the consumer segment. We believe that our experience with the development and deployment of our i-mode services is a great strength that provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our competitiveness in the domestic market. International roaming services have also grown in recent years, and we believe that these services will become an important revenue source in the future, and we forecast further business growth in this field going forward.
We intend to continue to look outside of Japan for attractive investment and partnership opportunities, such as foreign mobile telecommunication companies and other companies providing mobile telecommunications related services. If we find such investment opportunities, we will look for the optimal investment method according to the circumstances, acquiring either majority or minority stakes, or entering into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.
Our invested affiliates operate in key markets and regions around the world, particularly in the Asia-Pacific region. We do not believe, however, that the regulatory environments in which our partners operate will have any adverse effect on our investments or on our financial results.
Far EasTone Telecommunications Co., Ltd.
In February 2001, we invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”). KG Telecom was a mobile network operator which operated in Taiwan. Through this business alliance with KG Telecom, we aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on our i-mode technology and business model. In June 2001, we signed an i-mode license agreement with KG Telecom to license our intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.
In July 2001, we increased our equity stake in KG Telecom by purchasing new shares, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).
In October, 2003, we agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), the third-ranked mobile network operator in Taiwan. Under the agreement, each KG Telecom share was converted into 0.46332 FET shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of FET. Upon completion of the transaction, we became an approximately 5.0% shareholder in FET, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.
At that time, we also concluded a memorandum of understanding with FET to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled us to secure a more solid base in Taiwan and has continued to increase economic value via further development of i-mode services and the 3G business. FET began its i-mode service on the Global Packet Radio Service (GPRS) network in April 2004 and on a W-CDMA network in July 2005.
In March 2004, we signed a consulting agreement with FET. Under the agreement, we provided technical assistance including assistance for network field testing and coverage optimization for the introduction of FET’s W-CDMA 3G service. FET launched 3G services based on W-CDMA technology in July 2005.

We currently hold a 4.7% equity interest in FET.
Hutchison Telephone Company Limited/Hutchison 3G HK Holdings Limited
In December 1999, we acquired a 19% equity interest in Hutchison Telephone Company Limited (“HTCL”) in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with Hutchison Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for a 6.4 point increase in our equity stake in HTCL.
In July 2001, we agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G HK Holdings Limited (“H3G HK”), for approximately HK$303,190 (approximately ¥5 million at the date of investment).
In November 2002, NEC Corporation (“NEC”), acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, our interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. We currently hold a 24.1% equity interest in both HTCL and H3G HK.
HTCL launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. H3G HK’s 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, we signed an i-mode license agreement with HTCL. Under this agreement, we provided the know-how, related technologies, and patent rights to HTCL for it to develop i-mode services, and HTCL’s i-mode services were launched in Hong Kong in May 2007.
Telstra Corporation Limited
We signed an exclusive strategic partnership agreement with Telstra Corporation Limited, the leading telecommunications operator in Australia in June 2004. Telstra launched its i-mode service in November 2004, and launched 3G i-mode service on the W-CDMA network in September 2005; however, due to a change in strategy regarding Internet data services, i-mode service was terminated in December 2007.
StarHub Ltd.
In January 2005, DOCOMO and StarHub Ltd. (“StarHub”), an integrated info-communications provider based in Singapore, jointly announced a strategic partnership and StarHub launched i-mode service over its W-CDMA and GPRS networks in Singapore in November 2005.
Hutchison Essar Ltd.
In December 2006, we signed an agreement to license i-mode to Hutchison Essar Ltd. (“Hutchison Essar”) which was scheduled to become effective upon receipt of certain permits from administrative authorities in India. However, due to a change in the business environment for Hutchison Essar, we concluded that it would be difficult to provide i-mode services, and thus we and Hutchison Essar agreed to cancel the agreement in May 2007.
Mobile Innovation Co., Ltd.
In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited (“Loxley”), a Thai IT-related trading company, under which we acquired a 40% equity stake in Mobile Innovation Co., Ltd. (“MI”), a location-based service provider, wholly owned by Loxley, for a cash consideration of 21.6 million baht (approximately ¥60 million at the date of investment). In February 2005, we agreed to increase the capital of MI, and invested 12 million baht (approximately ¥30 million at the date of investment). Loxley concurrently invested 18 million baht (approximately ¥50 million at the date of our investment) in MI.

In October 2007, we invested an additional 49.80 million baht (approximately ¥180 million on the date of our investment), giving us a 49.9% equity stake in MI. By September 2008, we will invest an additional 50.2 million baht (approximately ¥165 million), giving us a 72.6% equity stake in MI.
DoCoMo interTouch Pte. Ltd.
In December 2004, we invested US $70 million (approximately ¥7.3 billion as of the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers which supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.
In February 2007, we decided to reorganize the structure of the subsidiary group and make INTER-TOUCH PTE LTD (currently DoCoMo interTouch Pte. Ltd.) (“interTouch”), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly-owned subsidiary of DOCOMO and the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte. Ltd. The plan, made in response to the inter-touch group’s rapid business growth, is intended to streamline the inter-touch group’s organizational structure and enhance operational efficiency. inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte. Ltd. was dissolved in March 2008.
In December 2007, interTouch reached agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire the company for approximately US $150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, we carried out a capital increase in interTouch of US $191 million (approximately ¥21 billion). With this acquisition, interTouch became one of the largest providers of high-speed Internet service in the Asia-Pacific region, with an annual total of 25 million users in 1,000 hotels in 63 countries across the world. In April 2008, we announced that the name of the company had been changed to DoCoMo interTouch Pte. Ltd. Going forward, under the DOCOMO brand, the company will endeavor to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers.
ADVANCED MPAY COMPANY LIMITED
We acquired a 30% stake in ADVANCED MPAY COMPANY LIMITED (“mPAY”) for 315 million baht (approximately ¥850 million at the date of investment) in August 2005. mPAY was established with Advanced Info Service Public Company Limited (“AIS”), a Thai mobile network operator, which owned a 70% stake of mPAY.
mPAY provides mobile payment services in Thailand, and provides services enabling customers to use their mobile phones to settle shopping transactions, including online shopping via PCs or mobile phones, and make payments for the use of prepaid phone services.
In January 2008, we sold all our shares in mPAY to AIS, and currently have no stake in mPAY.
Telargo Inc.
In June 2005, we signed a joint venture and share subscription agreement with ULTRA d.o.o. (“ULTRA”), a Slovenia-based European technology company. Under the agreement, we acquired a 49% equity stake in Telargo Inc. (“Telargo”), ULTRA’s wholly-owned US mobile assets management service provider, for US $28.6 million (approximately ¥3.1 billion at the date of investment).
Thereafter, Telargo provided fleet management services to a variety of companies, but in February 2008 we reached agreement with ULTRA on the sale of all our shares in Telargo (49% of outstanding shares), and decided to dissolve our capital alliance with Telargo.

KT Freetel Co., Ltd.
In December 2005, we entered into an agreement with Korean mobile network operator KT Freetel Co., Ltd. (“KTF”) on a comprehensive strategic alliance including equity participation, under which we invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.
Through the tie-up, we provided technical support to KTF to deploy a nationwide W-CDMA network successfully. Also, the alliance aimed to improve convenience for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of cellular phone services and to examine cost-saving opportunities, such as the joint handset procurements through the combination of our expertise in W-CDMA network operation and KTF’s service development capabilities. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible USB type terminals. In October 2007, as part of the joint business in the Business & Technology Cooperation Committee established by the two companies, the companies agreed to investment in the KTF-DoCoMo Mobile Investment Limited Partnership, a fund having KTBnetwork Co., Ltd. (“KTB”) as the asset manager that invests in South Korean venture companies in mobile and IT related fields. In conjunction with this alliance, we have agreed to invest KRW 13.5 billion (roughly ¥1.7 billion at time of investment decision, a 45% equity stake) in the fund.
We currently hold a 10.5% equity interest in KTF.
Philippine Long Distance Telephone Company
In January 2006, we entered into an agreement with NTT Communications Corporation (“NTT Com”), Philippine Long Distance Telephone Company (“PLDT”) and First Pacific Company Limited (“FPC”), PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, we purchased approximately 7.0% of its total common shares from NTT Com, for approximately ¥52.2 billion and established a comprehensive business tie-up with PLDT.
As part of the tie-up, we have designated one director to PLDT and its mobile network operator subsidiary SMART Communications, Inc. (“SMART”) respectively. In addition, with the goal of developing W-CDMA services by PLDT and SMART and the commencement of i-mode services in the Philippines as well as promoting international roaming services between Japan and the Philippines, we concluded an i-mode license agreement with SMART in February 2006. In March 2008, i-mode services in the Philippines commenced.
Since March 2007, we have acquired PLDT shares in stages through the open markets, acquiring a total of roughly ¥98.9 billion, shares equivalent to 7.5% of PLDT’s outstanding shares as of March 31, 2008; as a result, combined with NTT Com’s PLDT shares, the NTT Group achieved a 20.9% stake in PLDT. With the recent acquisition of further shares, PLDT became an equity method affiliate of DOCOMO. Going forward, we will further strengthen our tie-up with PLDT and SMART and make efforts directed toward joint consideration of services and technologies, and will move ahead with activities directed towards even greater convenience in international roaming services.
Guam Cellular and Paging
In March 2006, we agreed to fully acquire both Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”), mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (at the time of investment, approximately ¥8.4 billion). We received approval for the acquisitions from the U.S. Federal Communications Commission (“FCC”) in November 2006. In December 2006, we transferred operations to Guam Cellular from Guam Wireless through a holding company and we integrated operations of the two companies. Through this acquisition, Guam Cellular became our wholly-owned subsidiary. We have endeavored to improve convenience of international roaming services for the large number of Japanese travelers who visit Guam and the Northern Mariana Islands, by enhancing Guam Cellular’s GSM network and introducing packet roaming services by developing its GPRS network. Going forward, we also aim to introduce 3G services, based on W-CDMA technology, utilizing Guam Cellular’s frequency band.

Fidatone Mobile Technology and Service
In January 2007, we decided to make a joint investment with UFIDA Software Co., Ltd., the leading Chinese supplier of enterprise resource planning (ERP) software, which is listed on the Shanghai Stock Exchange, in Fidatone Mobile Technology and Service Co., Ltd (“Fidatone”). Although the timing has not yet been decided, we intend to invest US$5 million to acquire an approximately 33.3% equity stake. Through this investment, we seek to enter the corporate mobile solutions services market in China jointly with UFIDA Software. Fidatone will establish a local subsidiary to use UFIDA Software’s ERP software and corporate customer base and our expertise to develop a corporate mobile solution services business in China.
Gobi Fund II
In May 2007, we signed an investment participation agreement under which we are to invest US $10 million (approximately ¥1.2 billion at time of investment decision) in Gobi Fund II. L.P., a venture capital fund targeting venture firms in China’s digital media related fields. The fund was established by the asset management company Gobi Partners, Inc., which invests in venture firms in China. Through this investment in the fund, we aim to build relationships with a broad range of Chinese venture firms in fields involving cellular phones.
AT&T Mobility
In July 2007, with the goal of promoting international roaming services, we concluded a business cooperation agreement with AT&T Mobility LLC (formerly Cingular Wireless LLC; “AT&T Mobility”) related to the building of a 3G network in Hawaii. Pursuant to this agreement, we provided technical support relating to AT&T Mobility’s construction of a 3G network in Hawaii, and contributed US $24 million (roughly ¥3 billion) in funds.
U Mobile Sdn. Bhd.
In December 2007, we agreed with KTF on the joint acquisition of common shares representing 33% of the outstanding shares in U Mobile Sdn. Bhd. (“U Mobile”), a Malaysian mobile network operator, through a third party allocation of shares, at a cost of US $200 million (approximately ¥22 billion at the time of investment). In March 2008, after receiving approval from the Malaysian government, DOCOMO completed acquisition of a 16.5% equity stake for US $100 million (approximately ¥11 billion). Jointly with KTF, DOCOMO will participate in U Mobile’s management and draw on its 3G expertise to enhance U Mobile’s competitiveness. We also intend in the future to promote international roaming services through U Mobile’s 3G network, thereby providing greater convenience to both South Korean and Japanese customers traveling in Malaysia.
TM International (Bangladesh) Limited
In June 2008, we agreed to acquire a 30% stake in TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Dhaka, Bangladesh, by directly acquiring all of the stock in TMIB held by A.K. Khan Co. Ltd. and its four group companies. The deal, worth US$350 million (approximately ¥37 billion), is expected to be completed by the end of 2008.
We intend to participate in TMIB’s management and actively draw on our expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market.

Sales and Marketing
We benefit from the strong positive perception in Japan of both the DOCOMO brand name and the NTT brand name. We market cellular and other services to subscribers through our extensive distribution network throughout Japan, which includes numerous primary retailers operating 2,233 DOCOMO Shops. DOCOMO Shops are specialty shops that we have licensed and allowed to use the DOCOMO logo and other DOCOMO trade and service marks, as well as facades and displays that easily identify the shops as DOCOMO Shops. DOCOMO Shops have agreed to market the full line of our products and services and no other competitor’s products or services on the premises. Primary retailers also resell handsets to secondary and tertiary retailers who have no direct contractual relationship with DOCOMO. Such secondary and tertiary retailers also market our cellular and other services and must be approved as a DOCOMO retailer prior to selling our products and services. There were 9,768 secondary and tertiary retailers throughout Japan as of March 31, 2008.
One of the primary advantages of our extensive distribution network is to make it easier for potential subscribers to sign up for services and purchase mova, FOMA and other equipment. As competition for subscribers increases, the ability to attract and retain subscribers is becoming even more important. In order to continue to attract and retain subscribers, our current sales and marketing strategy is to (i) continue to improve our network coverage and quality, (ii) increase traffic by enhancing i-mode and other services, (iii) increase the quality of after-sales service, (iv) promote our brand name through our “customer-oriented” approach, (v) provide competitive tariff and service pricing, (vi) enrich our handset lineup, (vii) develop our “liaison between the real and cyber worlds”, and (viii) enrich our customer retention program.
In August 2007 we established the Corporate Branding Division, an organization that reports directly to the President, in order to enhance business activities that directly address customer needs. External marketing experts were invited to participate in the division, which directed its efforts towards brand marketing that is not bound by conventional values.
We engaged in deliberations directed toward further enhancement of marketing functions, and the review of the corporate brand in light of the changing market environment. In April 2008, the DOCOMO brand was updated, and we issued the “New DOCOMO Commitments,” which sets forth the vision for reforming DOCOMO. Going forward, based on this platform, we will carry out business so that customers are provided with high-quality, high value-added services and products that match their individual needs.
The New DOCOMO Commitments
(1)	We will re-build our brand and strengthen our ties with our customers.

(2)	We will seek and value the voices of our customers and become a company that exceeds their expectations.

(3)	We will continue to drive innovations, and aspire to become a corporation that is admired by the world.

(4)	We will enrich our organization with diverse and active talents who seek a common goal and dream.
In addition, with the new brand statements and the new brand slogan “Unlimited Potential, in Your Hand”, we will aim to improve each customer’s satisfaction level, to deepen bonds and facilitate long-term use of our products and services, and in July 2008, we will commence use of a new corporate logo and corporate color “DOCOMO Red”.
In November 2007, we began offering new methods for purchasing handsets. In this new purchase system, customers choose, depending on their needs, between a “Value Course” and a “Basic Course”. With the Value Course plans, by bearing initial handset costs, customers can select billing plans with cheaper basic monthly charges. Basic course plans are similar to the plans that had been in effect, where initial handset costs are reduced because we subsidize resellers for a portion of the sales promotion costs; with Basic Course plans, the monthly basic use charges remain as they have been, and in exchange for the customer committing to a two-year subscription, initial handset costs are kept low (discounted) because we pay a portion of the handset purchase costs. For customers who have purchased a handset with a Value Course plan, the billing plans with cheaper basic monthly charges continue even after the handset purchase cost is paid, so the longer a customer stays with this plan, the greater the value provided. Also, those customers who choose the Value Course can select either twelve-month or twenty-four-month installment payment plans upon purchasing a handset.

Previously, we handled handset sales in Japan by assigning handsets with a sales commission that we paid, thereby holding down initial costs and facilitating customer purchase. While we believe this sales model has contributed greatly to the growth of the cellular phone market, as the market has now matured, problems such as a sense of unfairness and lack of transparency have arisen. Therefore, we believed that it was necessary to introduce a new sales model that would be suitable for the current conditions in Japan’s matured cellular phone market.
We believe that the combination of our distribution network, extensive advertising activities, the strength of our brand name, the quality of our digital network, our competitive pricing and extensive after-sales service will allow us to continue to attract and retain subscribers.
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
We also provide extensive after-sales service primarily through the DOCOMO Shops, which have service counters that deal with handset problems and repairs. In fiscal year 2007, to provide customers with even greater convenience, we expanded service counters that handle repairs. We also have various toll free numbers that provide customer service including basic service and billing information provided during business hours as well as support and assistance 24 hours a day for network and handset problems, including lost and stolen handsets.
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
We have also started a membership-based loyalty program called “DOCOMO Premier Club” for all subscribers in order to offer enhanced customer service. This program consists of a “Point Incentive Program”, a “Staging System” and offers “courtesy treatment”. Customers earn points based on the amount they spend every month. They can use accumulated points to get discounts when they purchase new handsets, or exchange them for items such as travel coupons, dining coupons and entertainment tickets. Customers are classified into four levels according to the previous year’s usage and length of continuous subscription, and higher-level customers receive more points for the same amount of spending. For three years from the purchase of any handset, all DOCOMO Premier Club members can receive free repair services. Members are also entitled to a complimentary battery-pack for handsets they have used for two years or longer, repairs of handsets with expired warranties at ¥5,000 or less, and support for problems such as water damage, theft and loss that occur within a year of purchase. In addition, starting in July 2006, we began offering a “Handset Replacement and Delivery Service” to FOMA customers, which for ¥300 per month (which was changed from ¥500 per month in November 2007) protects subscribers from all damage to handsets, including water damage, loss and breakage, by providing subscribers with replacement handsets. Furthermore, starting in December 2007, we began offering a “500 Point Battery-pack Replacement Service” to FOMA customers, which allows those customers who have used the same FOMA handsets for between one and two years to replace their battery-packs for 500 points. Members are also entitled to preferential treatment including discounts at hotels, shops and restaurants given by our alliance partners in this program. In addition, starting in October 2007, we began offering preferential treatments in a number of popular areas abroad (Guam, Saipan, South Korea, Hawaii, Beijing, and Shanghai).

Handsets
We offer a variety of different handsets to subscribers. Because we offer a number of different network protocols, subscribers purchase handsets compatible with different protocols, such as 2G or 3G. We have strict quality standards that manufacturers of our handsets must meet. We also provide one-year warranties on all our handsets during which we provide repairs free of charge except in cases where customers are responsible for the damages. In addition, for increased user convenience and operation efficiency, users use DOCOMO networks to download software for upgrades.
Cellular (FOMA) Handsets
We have prepared a handset lineup that includes the 9 series, which comes equipped with the latest features, the 7 series, which focuses on primary functions, and concept models, which emphasize the individuality of each handset. The 9 series handsets come equipped with the latest features, including GPS, 3G/GSM roaming, Mega i-appli, a more powerful Osaifu-Keitai, Deco-mail (Decoration mail) and an upgraded e-mail capable of attaching large files. The 7 series is equipped with the primary functions, is easy-to-use and attractively designed. The concept models offer individuality, in the form, for example, of “Kids’ PHONE” — thin and simple designs, and two-screen handsets, while also being equipped with cutting-edge technologies.
In February 2005, we revealed the FOMA 700i series, which targets the mid-range user. The new 700i series emphasizes style and ease of use while possessing all the basic FOMA services, including videophone, “ChakuUta” ring songs, “ChakuMotion” ring videos, “Deco-mail” decorative e-mails, music player functions, i-appli JAVA and Macromedia Flash applications, QVGA LCD screen resolution and megapixel cameras.
In September 2005, we introduced the FOMA 701i series. This series is compatible with the i-channel service, allowing users to automatically receive updated news and other information, which is displayed on a handset’s standby screen. FOMA 701i handsets have superior performance and users can select functions and designs to match a wide variety of usage patterns.
In November 2005, we introduced the FOMA 902i series handsets. These handsets are compatible with the “Push Talk” service which enables simultaneous group conversations by as many as five people. They are also compatible with the “ToruCa” information capture service that enables a user to download promotional coupons, store information and other such information simply by waving an Osaifu-Keitai enabled handset in front of a dedicated reader/writer machine at merchants, and they are compatible with i-channel and multi number, which enables users to assign up to two additional phone numbers to their handsets.
In December 2005, we introduced the “FOMA Raku Raku Phone Simple”, with functions stripped down to voice communication only.
In February 2006, we introduced the FOMA702i series handsets. With these handsets, users can use such functions as i-channel, G-Guide EPG Remote Control and Security Scan. Of the five models in this series, three were the result of collaborations among a noted designer, manufacturer and us, each model having its own unique design and style.
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
In August 2006, we introduced the HSDPA-compatible FOMA N902iX HIGH-SPEED handset. This handset is compatible with “Music Channel (currently “Music&Video Channel”),” a service that automatically distributes a customer’s favorite music and “Chaku-Uta Full”.
In September 2006, we introduced the BlackBerry® 8707h handset. This handset responds to the mobile solution needs of corporate users. By subscribing to BlackBerry Network Services, users gain access to RIM Inc.’s BlackBerry® Enterprise Server which may be integrated with Microsoft® Exchange, IBM Lotus/Notes, Domino, Novell® and GroupWise®, enabling utilization of system solutions including e-mail and business support tools in a secure environment. Also, in July 2007, in response to the need for corporate users to use their BlackBerrys in a Japanese environment, we introduced the Japanese compatible versions of the BlackBerry® 8707h and the BlackBerry® Enterprise Solution. To make them available to even more people, in December 2007, we reduced the monthly charge for “BlackBerry Network Services” from ¥5,700 to ¥3,400.
In October 2006, we introduced the FOMA 903i series. These handsets support “Chaku-Uta Full” and “Mega i-appli”, which supports a maximum program size of 1 MB, ten times the conventional 100 KB of i-appli. Of the total lineup of twelve models, five models support the Napster music service, which offers access to unlimited music for a fixed rate, four models support “One Seg”, two models support HSDPA, and six models are compatible with GPS navigation.
In December 2006, we introduced the simple and compact SIMPURE N1, which is geared toward customers seeking only basic functions. These compact size handsets do not take up much bag or pocket space and are equipped with basic functions such as i-mode, e-mail, camera, and videophone.
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
In April 2007, we introduced the Raku Raku Phone Basic. This model seeks to provide ease of use of basic mobile phone functions—voice calls, e-mail, and i-mode—as well as beauty in its design. The design of this handset was created through collaboration with a noted designer, the manufacturer and DOCOMO.
In May 2007, we introduced the FOMA 904i. This series features the new functions of “2in1”, which allows the functions of two mobile phones to be divided on a single mobile phone, “Chokkan-Game”, games played using intuitive movements such as shaking or inclining the handset, and “Uta-Hodai”, a new music service offering users unlimited music downloads for a fixed rate. This series includes models supporting One Seg and FOMA HIGH-SPEED (HSDPA), and all models support Video Clip, Napster and Full Browser. By improving existing services, we sought to enhance functionality.
In June 2007, we introduced the simple and compact SIMPURE L2, the latest model of the SIMPURE series, which is geared toward no-frills-oriented customers who want only basic functions. This model was developed through collaboration with a noted designer and features a Curve & Square design.

In July 2007, we introduced the FOMA 704i series. In addition to the Slim & Compact feature that the 70X series has traditionally sought, the lineup has added functions that have been popular on the 90X series such as One Seg, FOMA HIGH-SPEED (HSDPA), Music Channel ® and Uta-Hodai TM, as well as global roaming services and waterproof functionality.
In August 2007, we developed the FOMA Raku Raku Phone IV. In addition to having improved basic Raku Raku Phone functions, this handset is the first Raku Raku series handset equipped with GPS. We improved voice functions, focusing on ease of listening and ease of speaking.
In November 2007, we introduced the FOMA 905i series, which comprises the latest models of our flagship 90X series. This series comes fully-equipped with the latest features, including World Wing® (3G+GSM), FOMA HIGH-SPEED (HSDPA), One Seg, GPS, 2in1, and DCMX.
In December 2007, we introduced a child-friendly mobile phone, the FOMA F801i, with enhanced safety functions, including waterproof functionality and a function that prevents children from losing their phones.
In January 2008, we introduced the FOMA 705i series. This series offers a rich lineup of slim handsets, and by having a brand and interface collaboration with home appliances makers, we made new approaches in the field of design. In March 2008, in the same series, we launched the “PROSOLID ®μ (P705iCL)”, a camera-less extreme slim mobile handset, and in April 2008, we launched the FOMA “SH705iII”, a handset with clear audio quality offering easy-to-hear conversation and easy-to-see text and screens and loaded with One Seg and a 3.2 megapixel digital camera.
In April 2008, we launched “Raku Raku Phone Premium”, which inherits the characteristic features of universal design which has evolved through the Raku Raku Phone series, but is also functionally advanced, as it comes pre-installed with sophisticated applications that are easy enough for a first time user, such as Osaifu-Keitai, One Seg, which is started simply by swinging the screen to the right, and “WORLD WING® (3G + GSM)”. The Raku Raku Phone Premium was designed under the supervision of the same graphic designer in charge of the Raku Raku Phone Basic, and has the same ease of use and quality of design. We also launched “Raku Raku Phone IVS” which can be applied to the Value Course.
As a FOMA data transmission device, in addition to the FOMA P2402, which has a packet transmission capability of up to 384 Kbps downlink and 64 Kbps uplink, we introduced the FOMA P2403, which supports the FOMA Plus Area, in March 2006. We also offered the FOMA F2402, which has a packet transmission capability with a maximum throughput of 384Kbps for both downlink and uplink. In September 2006, we launched the HSDPA-compatible FOMA M2501 HIGH-SPEED data transmission handsets. In March 2008, we introduced FOMA N2502 HIGH-SPEED, CompactFlash card-type handsets for data transmission that are compatible with HIGH-SPEED 7.2 Mbps.
As USB-type data transmission devices compatible with HSDPA, in October 2007, we introduced the HSDPA-compatible FOMA A2502 HIGH-SPEED. This device was developed as part of the joint handset procurement project between DOCOMO and KT Freetel Co., Ltd (“KTF”), a South Korea based mobile telecommunications service provider.
In July 2005, as a PDA-type FOMA handset for businesspersons, we introduced the FOMA M1000, which enables users to browse the Internet like a PC, to exchange e-mails with PCs (POP mail and IMAP mail) when they are away from home or the office, and to handle e-mail file attachments. In July 2006, we launched the hTc Z handset equipped with the Microsoft Windows Mobile operating system (OS).
In March 2008, we introduced the Windows®Mobile F1100, which is equipped with Windows Mobile® 6, and features ease of use and portability with enhanced business functions.

*	“Windows Mobile” is a registered trademark of Microsoft Corporation in the United States and other countries.

In addition to FOMA data communication handsets, as part of our collaboration with PC manufacturers, HIGH SPEED compatible PCs (PCs with a built-in module that can connect with the DOCOMO HSDPA), were launched by Fujitsu Ltd. and Sony Corp. in October 2007 and by NEC Corp. in February 2008. Matsushita Electric Industrial Co., Ltd issued a press release about HIGH SPEED compatible PCs in April and began marketing these PCs in May 2008.
With respect to procurement cost for handsets, we expect that the price of FOMA handsets will continue to decrease through our cost reduction efforts.
One factor for procurement cost reduction is the expansion of our product mix. In addition to the ever-evolving 9 series, which is continuously updated with new features, in February 2005, we introduced the 7 series, handsets with sophisticated designs and well-balanced between function and cost. And in April 2006, we introduced the SIMPURE series with which we simplified functions and reduced costs even more so than with the 7 series.
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
Furthermore, by investing a total of approximately ¥12.5 billion from the year ended March 31, 2005 to the year ended March 31, 2007, in the development of LSI technology in relation to FOMA handset chipsets, having manufacturers incorporate our requirements at the LSI specification review stage and striving for one-chip LSI, we have shortened the time required for and reduced the cost of development. In addition, in the second half of the year ended March 31, 2008, we co-developed a cellular phone platform that integrates the baseband LSI, the application processor one-chip LSI, and core software including the OS platform. Even following the year ended March 31, 2008, we will make efforts in the joint development of a mobile phone platform compatible with HSDPA cat.8 and having an even faster processor, achieving greater functionality and cost efficiency.
Further, we will participate in the Open Handset Alliance, which includes Google Inc., and in cooperation with Google, will consider the development of Android, a software platform for mobile phones, including commercialization for our use. By having a standardized platform for mobile phones, we can anticipate reductions in development costs and lead time for development, and this in turn leads to the promotion and spread of W-CDMA services across the world, and for this reason we have been actively involved in this process.
In April 2008, to achieve greater efficiency in the development of FOMA handsets, encourage cellular phone handsets manufacturers to participate in FOMA handset development, and improve the international competitiveness of domestic handset manufacturers, we commenced development of an operator pack to be used in the development of FOMA handsets.
The operator pack is an application software set for the Linux® operating system that meets LiMo™ specifications for DOCOMO’s proprietary services, including i-mode and i-appli. The operator pack will make use of such properties as the middleware (MOAP®*: Mobilephone Oriented Application Platform) and application software we have developed. We are jointly developing the operator pack with ACCESS Co., Ltd.

*	MOAP is a software platform that was first used on some models in the FOMA 901i series handsets, and the Linux-version of MOAP was jointly developed with NEC Corporation and Panasonic Mobile Communications, Co., Ltd.

The operator pack, combined with a global software platform containing a suite of basic functions such as calling, will enable us to provide a variety of services.
We are planning to install the operator pack on FOMA handsets starting in the second half of 2009, and will recommend that handset manufacturers use the operator pack.
We will continue engaging in platform standardization and development of improved functions.
We and the handset manufacturers co-own the rights for FOMA handset patented technologies and know-how, and we will receive royalties if these manufacturers supply similar 3G handsets to other 3G operators. In December 2005, in order to promote cooperation in technological development focusing on browser technology, we invested an additional ¥15 billion in ACCESS Co. Ltd. Also in December 2005, in an effort to strengthen our cooperation in handset middleware centered on Java technology, we invested ¥13 billion in Aplix Corporation. In March 2008, with a view towards greater technical cooperation in the field of user interfaces and other terminal middleware, we invested a total of ¥1.8 billion in Acrodea, Inc., and received a distribution in kind of Acrodea shares held by JAIC Advanced-Tech No. 1 Venture Capital Investment, LP of which DOCOMO is a limited partner. Advanced handset capabilities and a wide variety of model choices play an important role in the success of 3G services. By investing in FOMA handset expansion, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 9 series.
Cellular (mova) Handsets
We have offered three types of handsets for our 2G service: our 5 series handsets which are our high-end models with advanced technology, our 2 series handsets which are our basic function models and our 6 series handsets which are targeted for particular user segments. We plan and develop these handsets jointly with manufacturers and offer several different models for each series of handsets. While our customers continue to migrate from our mova service to our FOMA service, we continue to offer mova handsets, principally as various niche models, in order to enrich our total line-up of cellular handsets.
In March and April of 2006, in response to user demand for the long-popular mova handsets, we introduced new members of the 506i series, the low-priced N506iS II and P506iC II.
DOCOMO Networks
We currently provide our services on several different networks, including our 2G network and our 3G network. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a phone (or other mobile device), an antenna on top of a base station receives the signal. The signal then travels via fixed transmission lines to a switching center which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, our 2G network and our 3G network use separate base stations, antennas and switchboards, but we are moving ahead with providing common antennas and transmission lines for the 2G and 3G networks in our efforts to reduce network costs.
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

2G Network
Our 2G network is an integrated network of base stations, switching centers, signal transfer points, mobile-service control points and a mobile communication information storage system that routes calls from the calling party to the called party. The various components of the network are connected primarily by microwave transmission, our own trunk and other fixed lines and fixed lines leased from NTT.
The Government issues licenses to carriers for the use of radio spectrum bandwidth, so the capacity of our cellular network is limited to the amounts of bandwidth that the Government has made available to us. The Government has currently allocated 69 MHz x2 (uplink and downlink) for the use of 2G Network nationwide. We have been allocated frequency spectrum of 22 MHz x2 for our 2G system, of which 18 MHz x2 is in the 800 MHz band nationwide and 4 MHz x2 is in the 1.5 GHz band in cities such as Tokyo, Nagoya and Osaka. Therefore, our 2G network is separated into two bandwidths, an 800 MHz system and a 1.5 GHz system. We offer nationwide coverage on our 800 MHz digital cellular service, and coverage in cities such as Tokyo, Nagoya and Osaka on our 1.5GHz digital cellular service.
3G Network
We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 indicates a third generation mobile phone system (3G) which offers data transmission at speeds higher than the conventional second-generation system (2G) as well as global roaming services. In May 2000, ITU recommended five technologies as the IMT-2000 standard. The technology adopted in our 3G network, Wideband Code Division Multiple Access, or W-CDMA, is a type of DS-CDMA, one of the five technologies recommended by ITU. We believe that, given the number of industry participants which have already signed on to W-CDMA, this platform may become an industry standard. Enough overseas operators have adopted a W-CDMA system compatible with our W-CDMA technology and commercialized the services, and we believe that we will be able to offer our services globally and benefit from economies of scale.
Our 3G network is an integrated network of base stations, various switching centers, transfer and control points and information storage systems. We are actively encouraging the migration of our customers from our 2G to our 3G network. We are adding equipment and infrastructure for our 3G network to our existing 2G network. We began installing an IP router network based on an optical fiber relay network to reduce costs and supplement our backbone switching station and transmission line network. The Government is currently allocating a total bandwidth of 285MHz as radio frequencies available for use in the nationwide 3G network. Of this, we are using 20MHz x2 (for uplink and downlink) in the 2GHz band across the entire country. Of the 800MHz band that is in the process of reallocation, we currently use 5MHz x2 in regions where interference with existing systems can be avoided. Further, on the 1.7GHz spectrum, we use 10MHz x2, and will commence usage of 10MHz x2 in the Tokai and Kansai regions. Therefore, our 3G network operates on the three bands of 2GHz, 800Hz and 1.7GHz.
In July 2007, in order to improve reception quality in certain areas, we developed an ultra compact base station device that can cover limited areas in residences and stores where FOMA signals have difficulty penetrating. This device covers an area with a radius of several dozen meters, and is smaller, lighter, and uses less energy than conventional indoor base stations. By adding this device to “IMCS”, our indoor base station, reception areas can be constructed at low cost. The device was introduced in November 2007.
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
Super 3G (also known as LTE, Long Term Evolution, in the standardization) has recently been discussed in 3GPP (3rd Generation Partnership Project), a standardization association of W-CDMA, and we are playing a key role in the discussion. In accordance with the completion of fundamental discussion on LTE during the meeting of 3GPP held in June 2006, we launched the development of Super 3G for its commercialization. In tandem with these developments, we will continue to vigorously participate in the 3GPP standardization activities in order to finalize detailed LTE specifications.
We were the first company in the world to launch 3G services based on W-CDMA technology. Many foreign businesses in which we have invested, including HTCL, FET, KTF and PLDT, and our international strategic allies, including Conexus Mobile Alliance operators, have already launched 3G services based on W-CDMA. One of our competitors in Japan, Softbank (formerly Vodafone), launched their 3G service based on W-CDMA in December 2002.
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
Research and Development
Research and development is performed primarily at our facilities with input from our various eight regional subsidiaries as well as our various divisions. We spent ¥100.0 billion on research and development in the year ended March 31, 2008. Previously, research and development expenses were apportioned between us and our eight regional subsidiaries. However, this expense apportionment was replaced by a new arrangement effective the year ended March 31, 2001. Currently, each of our regional subsidiaries bears research and development expenses in the form of usage fees equal to 3.1% of its operating revenues. Each regional subsidiary is allowed to use the results of our research and development freely, although we retain patents and other intellectual property rights and we control all intellectual property licensing and sublicensing.
We organize our research and development efforts through our R&D division. Our R&D division includes:
•	a research laboratory;

•	four development departments, including core network development, radio access network development, service & solution development, and communication device development departments;

•	an R&D general affairs department; and

•	an R&D strategy department.
Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, our various research and development departments collaborate with product development staff at each of our operating divisions. We are also working with major manufacturers of our handsets and network equipment.

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
Another research and development theme is an IP-based network. The rapid increase of IP-based applications and the traffic they generate require communications methods for mobile networks that are both efficient and highly compatible with IP traffic. To meet these requirements, we have initiated research aimed at implementing an IP-based network that can be constructed at a low cost with generalized network routers, concerning development of IP-based routing and Quality of Service (QoS) technologies for multimedia traffic, as well as the development of new IP-based mobility control technology. Furthermore, we continually research ways to improve the efficiency, design and quality of our Personal Digital Cellular network.
We are conducting research regarding other advanced technology, including fundamental research on a 4G wireless communications system aiming at further enhancement of cellular services. ITU has set forth as a requirement for fourth generation services the ability to support transmission speeds of up to 100 Mbps for downlinks when a user is traveling at high speeds, and 1 Gbps when traveling at low speeds. If such a system is realized, fourth generation services will also feature high quality video equivalent to high definition television and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100 MHz. We are actively participating in the international standardization movement for a 4G system. We also support the development of the Super 3G system. In July 2006, we started to accept proposals from suppliers and launched the development of Super 3G equipment to commercialize Super 3G. In September 2007, using our proprietary technology, we succeeded in the trial manufacture of a low-energy LSI chip that carries out high-performance signal separation of MIMO multiplexed signals. With this trial manufacture, we achieved the loading of 3G high-speed signal transmission technology onto handsets at an energy-consumption level acceptable for handsets. The trial product is capable of highly accurate processing of signal separation at transmission speeds of 200Mbps with energy consumption of below 0.1 watts. In July 2007, we commenced indoor tests, seeking a basic performance confirmation system and system optimization. In February 2008, with a goal of testing performance in an actual wireless environment and achieving further system optimization, we commenced outdoor Super 3G system field tests, and succeeded in packet signal transmission with a maximum downlink speed of 250Mbps.

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communications system, as well as implementing an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100 Mbps downlink and a 20 Mbps uplink transmission experiment in an indoor environment using an experimental 4G mobile communications system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communications systems. In August 2004, we successfully completed experiments on real-time 1-Gbps packet transmission in downlink. In May 2005, following the experiments in an indoor environment, we successfully realized outdoor experiments on real-time 1-Gbps packet transmission in downlink, followed by 2.5 Gbps packet transmission in downlink in December 2005. In February 2007, we successfully tested packet transmissions with a maximum downlink speed of 5 Gbps outdoors. Currently, we are continuing to evaluate and improve these high-speed transmission technologies through field trials.
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
One of the most important of these systems is ALADIN, which is a proprietary nationwide operating system we share with our eight regional subsidiaries. ALADIN has five primary functions: customer management, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages information and data concerning our nationwide mova and FOMA subscribers and provides authorized customer service personnel in DOCOMO Shops and our telemarketing center with online access to network data so that they can properly address customer inquiries.
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
ALADIN and related systems are also used to collect customer data so that management and marketing personnel can monitor and analyze the usage of services, market segments and subscriber satisfaction, and utilize those data to develop a plan for network expansion and appropriate marketing strategies.

We have implemented various measures to ensure thorough and adequate control of customer information during the use of the ALADIN customer information system by our staff members. Such measures include system login and fingerprint authentication for each search of customer information, regular inspections of locations where ALADIN terminals are installed to check how the system is used and managed, examination of access logs and regular information management training for employees who manage this system.
Billing System
The billing system handles the processing and printing of certain bills sent on a monthly basis to our subscribers. We bill each of our subscribers on a monthly basis and subscribers may pay their bills by bank or other financial institution account transfer, by credit card, or in person at any number of locations, including our shops, banks or other financial institutions or convenience stores. Our e-billing service allows us to provide customers with an electronic bill instead of sending them a paper bill and therefore helps the environment and allows us to provide rebates of ¥100 per bill to subscribers who use this service. A very high percentage of our subscribers, approximately 75% as of March 31, 2008, pay their monthly bill by automatic payment or with their credit card, bank or other financial institution account.
In May 2002, we introduced a paperless billing system that enables i-mode users to pay monthly mobile phone bills at convenience stores using a QR code on the screens of their mobile phones. Our “comvien” service is offered at approximately 1,400 convenience stores nationwide as of March 31, 2008. We are also negotiating similar arrangements with other convenience stores. There is no fee for this service and users only pay a small transmission charge to download the bar code.
We also offer a “Mobiler’s Check” that allows payment in advance for the monthly phone bill. By registering the 14-digit number that appears on the back or other part of the card from a mobile phone, the prepaid amount will be deducted from the next month’s mobile phone bill. Subscribers can use this payment method for all mobile phones and Widestar services. Mobiler’s Check is available at DOCOMO Shops and other locations.
As of March 31, 2008, our collection rate on outstanding bills within 60 days from the payment due date was 99%. In order to keep our ratio of bad debts low, we carefully monitor subscribers with large outstanding amounts and delinquent customers, send frequent notices and accelerate billing in cases where usage amounts may have accumulated above certain threshold amounts during a billing cycle. In addition, we terminate services to subscribers who have not paid after 20 to 30 days from the initial payment due date and cancel subscribers’ subscriptions if they have not paid after 60 days from the initial payment due date.
Enterprise Information System (DREAMS)
In April 2002, we and our 34 consolidated subsidiaries introduced an enterprise information system which we call “DREAMS”, and as of June 2008, our 36 subsidiaries had implemented this system. This system enables us to consolidate the flow of operations, cash, goods and information throughout our company and our consolidated subsidiaries. This system allows us to realize real-time and effective management of our company. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among the DOCOMO group companies.
Competition
With the rapid growth of the wireless telecommunications industry in Japan, the increasing numbers of subscribers and the deregulation of the industry, we are facing increased competition. We have responded to the gains made in recent years by KDDI’s au service with a comprehensive approach, including revisions in our billing plans, releases of attractive handsets, and improvement in network quality. In addition to existing mobile phone operators, other companies have also expressed their intention to enter the mobile phone market. Of these companies, SoftBank Corp. acquired Vodafone’s Japanese unit in April 2006 and began providing services under the SoftBank Mobile brand in October of that year, and EMOBILE Ltd. began offering mobile data services using the HSDPA protocol on March 31, 2007, and voice communication services on March 28, 2008. Also, new businesses using MVNO began full-scale market entry, and Disney Mobile started offering these services on March 1, 2008.

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
Cellular Competition
There are presently four cellular operators in Japan: DOCOMO, the KDDI group, SoftBank, and EMOBILE. As of March 31, 2008, we had a market share of 52.0%, the KDDI group (including the TU-KA Group) had a market share of 29.5%, Softbank had a market share of 18.1% and EMOBILE had a market share of 0.4%. These cellular operators have all received permission and licenses from the Government for the establishment of 3G services in Japan.
The KDDI group is the second largest cellular operator in Japan with approximately 30.3 million subscriptions as of March 31, 2008. The KDDI group is a product of the merger of the telecommunications carriers KDD, DDI and IDO in Japan that occurred on October 1, 2000. Its cellular operations are a result of an alliance between three formerly independent cellular operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. On October 1, 2005, KDDI merged three companies of TU-KA group and began to accept contract changes from TU-KA cellular services to au cellular services, enabling TU-KA subscriptions to carry over the same mobile phone number they were using in TU-KA cellular services. Furthermore, on February 20, 2006, KDDI added another privilege which enables TU-KA subscriptions to carry over the same e-mail address, and promote the migration of the users to au cellular services. As of March 31, 2008, they had approximately 29.7 million 3G subscriptions. The network construction costs for the KDDI group have been lower than ours because of their ability to use most of their existing cdmaOne networks.
SoftBank operates nationwide and is the third largest cellular operator with approximately 18.6 million subscriptions as of March 31, 2008. SoftBank acquired the Japanese subsidiary of the worldwide Vodafone group in April 2006 and began providing mobile phone services in October of that year. The Japanese Vodafone subsidiary began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. SoftBank had approximately 14.0 million W-CDMA 3G subscriptions as of March 31, 2008. SoftBank also offers international roaming service with GSM networks overseas.
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

Regarding potential competition from fixed-line telecommunications services companies, our management believes that fixed-line telecommunications services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other—customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed-line and cellular operators, improvements in fixed-line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular transmission), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.
i-mode Competition
The competitors of i-mode are “EZweb” provided by the KDDI group and “Yahoo! Keitai” provided by SoftBank. As with i-mode, KDDI’s “EZweb” and SoftBank’s “Yahoo! Keitai” services allow their users to connect to the Internet, send and receive e-mails, download games, music and video content, and also utilize navigation programs. We expect increasing competition in the areas of content offering and e-commerce services.
PHS Competition
Our competitor in the PHS (Personal Handy-phone System) market was WILLCOM. In October 2004, the Carlyle Group and Kyocera Corporation acquired the business of DDI Pocket, Inc., a subsidiary of KDDI. In February 2005, DDI Pocket changed its name to WILLCOM. We stopped accepting new applications for PHS services as of the end of April 2005, and terminated the service on January 7, 2008. As of the end of December 2007, WILLCOM had a PHS market share of 96.7% and we had a PHS market share of 3.3%.
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
The Telecommunications Business Law
Under the Telecommunications Business Law, we and our eight regional subsidiaries are subject to a registration requirement as telecommunications operators. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject to either a registration requirement or a notification requirement.
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
Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries from the users are required.

Regulation:

d.	Business improvement order	The Minister of MIC may order a telecommunications carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, tariff and other service conditions, sound development of telecommunications, national convenience, etc.

e.	Interconnection	Obligation for interconnection with other telecommunications carriers in principle, which propose interconnection. In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister of MIC may order such telecommunications carrier to start or resume consultation.

f.	Privilege of public utilities	Based on a request by a telecommunications carrier, except for certain cases, the Minister of MIC may designate the telecommunications carrier as an approved carrier who has the privilege to act as a public utility.

g.	Ensuring important communications	Telecommunications carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurring.

h.	Permission of agreement with foreign governments, etc.	The Minister of MIC’s permission is required for conclusion, amendment or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/entities.

i.	Maintenance and Self-declaration of conformity	Telecommunications carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister of MIC.

(1)	A telecommunications carrier providing universal telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC. A telecommunications carrier providing certain designated telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC.

The asymmetric regulation
Furthermore, our Group is subject to the asymmetric regulation provided in the Telecommunications Business Law. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communications systems), each designated by the Minister of MIC. The Minister of MIC may designate as Category II-designated facilities the transmission lines and other telecommunication facilities of a telecommunication carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of MIC may designate a telecommunications carrier installing Category II-designated facilities as a telecommunications carrier to whom the prohibition of anti-competitive behaviors by designation shall apply, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue from all business activities of the provision of the same type of telecommunications service within the same area exceeds 25% and it is deemed necessary to ensure fair competition with other telecommunications carriers. Our and our eight subsidiaries’ revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.
Under the asymmetric regulation described above, we and other telecommunications carriers that have installed Category II-designated telecommunications facilities are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunication equipment, and are obligated to compile and disclose financial statements pertaining to telecommunications and other businesses. In addition, telecommunications carriers that have installed Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MIC the Article of Agreement Concerning Interconnection prior to implementation and to make them available for public inspection. The Minister of MIC may order changes be made to the Article of Agreement Concerning Interconnection. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the Article of Agreement Concerning Interconnection.
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
Article 4 requires that any person who intends to establish a radio station shall obtain a license from the Minister of MIC. This requires cellular operators to obtain a license in connection with individual base stations and handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a technical standards verification system and other systems have been introduced to expedite the process by MIC. Under Article 6 of the Radio Law, persons wishing to obtain a license for a radio station must submit an application to the Minister of MIC together with documents setting forth matters such as purpose and the reason for requiring the establishment of a base station, communication counterparties, communication matters, locations where radio equipment are to be installed, and frequencies to be used. Under Article 7 of the Radio Law, the Minister of MIC, upon receiving an application for a license, shall examine it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, and conformity with the fundamental standards for radio station establishment such as the applicant’s business need for the license. Generally, however, the Minister of MIC submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s reply thereto.
Article 17 of the Radio Law requires a licensee to obtain prior permission from the Minister of MIC for changes in the operations, including changes of the person with whom radio communications is conducted and location of radio equipment, and for the initiation of construction to modify any radio equipment. As with licensing, regulatory requirements with respect to the location of radio equipment and construction to change radio equipment for use within the allocated spectrum has been simplified by implementing a certification procedure.

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use, such as cellular, PHS or paging services is stipulated by a ministerial ordinance of MIC. From within the assigned frequency or spectrum for a certain service, MIC by issuing a circular allocates a spectrum to the wireless telecommunications operators providing such services. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e. base stations and handsets) that use frequency from within their allocated spectrum.
Spectrum Allocation
Spectrum allocation is awarded based on an application to MIC, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law. MIC currently allocates 69 MHz x2 for 2G network. As spectrum capacity is limited, spectrum is a highly valuable resource. We have been allocated a frequency spectrum of 22MHz x2. Within our allocated spectrum, we use 18 MHz x2 for our 800 MHz PDC network and 4 MHz x2 for our 1.5 GHz PDC network in cities such as Tokyo, Nagoya and Osaka. Currently, two other mobile phone operators have been allocated spectrum for their cellular services in Japan. The KDDI group has collectively been allocated 13 MHz x2 in the 800 MHz and 1.5 GHz bands for 2G network. SoftBank Mobile has been allocated 11.5 MHz x2 in the 1.5 GHz band.
Radio frequencies for 3G networks have been allocated as stated below.
On June 30, 2000, we, KDDI and Vodafone (currently Softbank Mobile) respectively obtained approvals from the Ministry of Posts and Telecommunications (which was consolidated into the Ministry of Public Management, Home Affairs, Posts and Telecommunications with other governmental organizations and is currently called the Ministry of Internal Affairs and Communications, or MIC) which allow each company to use the 2 GHz band. All three companies have each been allocated 15 MHz x2 of spectrum.
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
In August 2005, MIC announced its policy for new allocation of 35MHz x2 in the 1.7GHz band (of which, 15 MHz x2 is nationwide, only for new businesses, and 20MHz x2 is for Tokyo, Nagoya and Osaka, for both new and existing businesses) and 15 MHz x2 in the 2GHz band (nationwide, for new businesses only). As of April 2006, in the 1.7GHz band, BB Mobile (a subsidiary of Softbank, currently Softbank Mobile) and EMOBILE (subsidiary of eAccess), as new business, have each been allocated 5MHz x2 nationwide, and we, as an existing business, have been allocated 5MHz x2, and IP Mobile has been allocated 15MHz in the 2GHz band. However, because through the acquisition of Vodafone by BB Mobile, the assumptions that were in effect at the time of attestation of the establishment plan were no longer operative, BB Mobile, on April 28, 2006, reported to MIC that it wanted to return the attestation, and in May 2006, MIC referred the matter of revocation of attestation of the establishment plan to the Radio Regulatory Council and canceled the attestation. Moreover, IP mobile also offered the return of attestation on October 30, 2007, and MIC canceled the attestation according to the report of the Radio Regulatory Council.

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
Three-Year Program for Promoting Regulatory Reform
The Regulatory Reform Committee recommended in its report dated December 12, 2000 that, among other things, the introduction of a spectrum auction system be considered and discussed. The Government on March 30, 2001, launched the Three-Year Program for Promoting Regulatory Reform. The Regulatory Reform Committee was terminated on March 31, 2001. The General Regulatory Reform Council, a body established under the Cabinet Office, has since then been in charge of promoting regulatory reform. On March 28, 2003, it published the Three-Year Program for Promoting Regulatory Reform. In relation to the mobile telecommunications area, most of the issues in the Three-Year Program have already been reflected in the amended Telecommunications Business Law while an optimum spectrum reallocation system is still under consideration.
New IT Revolution Strategy
As part of the “New IT Revolution Strategy” determined on January 19, 2006 by the Government’s IT Strategy Headquarters the following proposals were made in connection with mobile communications:
•	realization of a mobile communications system with data transmission speeds that are 100 times faster than the current level by fiscal year 2010, and

•	formulation of guidelines for standardization by 2010 of displays and methods of operations for handsets and equipment that take into consideration user-friendliness for all people, including seniors and the handicapped, and promotion of product labeling that facilitates selection by consumers of easy-to-use products.
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
In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues”. In relation to its group operations, in that release NTT stated that:
•	maintaining the present group operation under a holding company will be necessary in order to proceed with the structural reform that would revise NTT East and NTT West cost structures by reallocating personnel within the NTT group and making use of outsourcing companies,

•	from the standpoint of maximizing corporate value (shareholders’ profits), the NTT group management apportions each group company’s business areas such that (i) in fields where new markets need to be developed, such as Internet-related business, each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT group companies; and (ii) in the remaining fields, group operations are carried out on the principle of avoiding duplication of resources,

•	the simultaneous holding of executive positions between local companies (NTT East and NTT West) and NTT Com or our company is not implemented currently and will remain unimplemented, from the viewpoint of fair competition, and

•	decisions on NTT’s investment ratio of NTT Com and our company and the simultaneous holding of executive positions will continue to be considered from the standpoint of maximizing shareholders’ profits, while fully respecting the autonomy in actual business operations of each NTT group company and taking into account operational necessities and stock market trends, as the market and other environmental factors surrounding the NTT group are rapidly changing.
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
On June 20, 2006, the consensus between Government and ruling parties on the future of telecommunications and broadcasting services was released. In the statement, they concluded that, in the telecommunications industry, they would promote such fair competition rules as those on opening of networks that are necessary for realizing advanced yet inexpensive information communication services and would discuss the organizational issue of NTT in 2010 after assessing the status of the diffusion of broadband and the trend of medium-term business strategy of NTT.

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
The Right to Set Charge for Calls
In November 2002, in connection with an application by Heisei Denden to MIC concerning terms and conditions of interconnection between Heisei Denden’s telecommunications facilities and our telecommunications facilities, MIC decided, following a recommendation by the Telecommunications Dispute Settlement Commission, that it is appropriate for Heisei Denden to set user charges for calls generated from Heisei Denden’s facilities to our facilities. This principle will be applied to interconnections among other local operators, except NTT East and NTT West, and mobile operators. This is a case of a fixed-line operator being given the right to set charges for calls made from fixed-line phones to cellular phones. In addition, in December 2002, MIC set up a study group regarding the setting of charges with respect to intermediate interconnection services and calls made from IP telephones to cellular phones.
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

Radio Spectrum Use
The study group on policies concerning the effective radio spectrum use of MIC that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Law that passed the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. In September 2003 and December 2003, the study group published its second and third reports, including discussion of such topics as an after-the-fact registration system (including exemption from prior licensing) primarily for public wireless LAN services, and discussions about cost burdens. They released a final report October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fee. In this report, in order to secure the fairness of the burden for spectrum user fee imposed to every licensee, reexamination of the fee scheme for each type of radio station and imposition of spectrum user fee charged depending on areas and ranges of spectrum used as a radio spectrum exclusive for wide-range areas (a frequency mainly used in radio stations which are built considerably in wide-range area by same licensee) were incorporated. Also, in order to bridge the digital divide, a system to financially assist, with a certain criteria, the expense of the cable transmission line to the mobile base station in rural areas and allocation of funds for the research and development of effective use of spectrum are incorporated. The proposed measure was approved and materialized in the Diet in October 2005, and it was reflected in the amended Radio Law proclaimed and enforced in November of the same year (reexamination of the charging scheme was enforced in December of the same year).
Evaluation of Competition in the Telecommunications Field
MIC announced its “basic approach of competition review in the telecommunications field” and “details of the implementation for the year ended March 31, 2004 of the evaluation of the state of competition in the telecommunications field” in November 2003. MIC has performed analyses of four areas including the areas of fixed-line phone, Internet access services, mobile communications, and corporate network services annually from the year ended March 31, 2004. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed.
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
In July 2007, MIC announced its “competition review in the telecommunications field for fiscal 2006”. In this report, MIC’s evaluation of the mobile communications field was as follows:
•	in the cellular phone and PHS markets, the migration from 2G to 3G would advance, and competition would remain brisk;

•	while the NTT DOCOMO Group had a market share, as of December 31, 2006, of 52.8% and has been in a position to control the market, due to the regulations on Category II-designated telecommunication facilities and the intense competition among carriers for market share, the possibility of its actually exercising market control in the future is low; and

•	regarding concerns that multiple carriers could collude to exercise market control, the entry of new competitors to the market, including Softbank and EMOBILE, and the introduction of Mobile Number Portability, have resulted in the provision of a variety of rate discounts and a diverse range of services. As a result, the competition seems even greater than ever, and the possibility of the exercise of market control in the future is low.

New Competition Promotion Program 2010
In October 2005, MIC established a “Panel on Competition Rules corresponding to the development of IP” for the purpose of clarifying basic policy regarding competition rules in light of developments in IP and the direction in which review of connection and rate policies is to proceed. A final report was released in September 2006.
In light of this report, MIC announced in September 2006 the New Competition Promotion Program 2010, which concerns measures to be implemented by the early 2010s from the viewpoint of ensuring fair competition. Further, in October 2007, MIC revised the program in order to more accurately address the rapid changes in market environment. The outline of the program is as follows:
•	promotion of facility competition;

•	review of the designated telecommunications facilities system (dominant regulations);

•	review of the calculation rules for NTT East and NTT West interconnection charges;

•	promotion of competition in the mobile telecommunications market;

•	environmental improvements for realizing communication handsets compatible with IP technology;

•	review of rate policy;

•	review of the Universal Service Fund system;

•	environmental improvements for ensuring network neutrality;

•	strengthening of dispute resolution functions;

•	review of market exit rules; and

•	enhancement of consumer protection measures.
Based on the New Competition Promotion Program 2010, MIC plans to implement the required system changes by the early part of the decade starting in 2010. The status of the main changes affecting our Group is described below.
Review of the designated telecommunications facilities system (dominant regulations)
On April 18, 2007, MIC formulated the “guidelines for operation of the competition safeguard system” with the purpose of verifying the scope of designated telecommunications facilities and the validity of NTT Group’s successive fair competition requirements on a regular basis (once per year). The validation results for the fiscal year 2007, released on February 18, 2008, revealed that, among the matters relating to NTT DOCOMO that had been pointed out, there were no matters requiring measures, and that monitoring would continue.
Further, MIC is planning to undertake a comprehensive review of the currently designated telecommunications facility system, from the viewpoint of the fair operation of the dominant regulations in light of market integration associated with developments in IP related trends. Specifically, under the auspices of the “panel for network neutrality,” established in November 2006, a working group on “new competition rules” was established, with the purpose of examining the direction in which review of dominant regulations should proceed. In the report of the panel released in September 2007, a new regulatory framework was proposed for the Next Generation Network (NGN) of NTT East and NTT West, for platforms as vertical market control, and for FMC as horizontal market control. Going forward, in response to this report, specific conclusions will be released regarding the review of the designated telecommunications facilities system, and operation thereof is to begin by fiscal 2010.

Promotion of competition in the mobile telecommunications market
On February 13, 2007, with a view toward a more dynamic mobile telecommunications market achieved by promoting new entry by MVNO operators, MIC issued its revised “guidelines regarding the application of the Telecommunications Business Law and the Radio Law to MVNO.” Under the revised guidelines, whether wholesale telecommunications services are to be provided by a Mobile Network Operator (“MNO”) to an MVNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.
Further, in order to carry out an examination with a view towards improving economic vitality and user interests through the growth of new mobile businesses, a “mobile business study group” has been meeting since January 2007. In light of the final report of the study group, on September 21, 2007, MIC released the “Mobile Business Vitality Plan”. The following are the main points of the “Mobile Business Vitality Plan”:
•	review of marketing models for mobile businesses;

•	partial introduction of the new sales price plans (plans separating communication charges and handset fees) for fiscal 2008;

•	clarification of the accounting arrangements for sales promotion funds;

•	removal of SIM locks (final conclusion in 2010 regarding mandatory removal of SIM locks);

•	promotion of handset platform standardization;

•	examination of measures for enhancing consumer protection; and

•	consideration of greater platform collaboration.
Further, since March 2008, the “Mobile Business Vitality Plan Assessment Meeting” has been held and the progress of the vitality plan has been evaluated on a regular basis.
Review of the Universal Service System
In November 2005, MIC announced its response with respect to the report on the universal service system, and it was decided that in order to maintain subscriber telephones of NTT East and NTT West, carriers connecting with NTT East and NTT West would share cost burdens in accordance with their ratio of telecommunication numbers handled. The universal service system was introduced in June 2003, but in the three years following its introduction, through 2005, no funds were actually utilized. An amended ministerial order was promulgated on April 1, 2006, and starting in January 2007, in order to ensure provision of universal service by NTT East and NTT West, a portion of such costs would be borne by all telecommunications companies, including our group, that provide services through connections to universal service, with such costs to be apportioned according to number of telephone numbers owned by each telecommunications company. In light of the intent of the system, our group is requiring its customers to assume an equitable portion of the costs in proportion to the number of telephone numbers they use, and starting with February 2007 bills (for usage in January 2007), its customers have been billed universal service fees.
The March 2007 report of the Telecommunications Deliberation Council stated that it would be appropriate to carry out a review of the rules for computing subsidies under the universal service system for the fiscal year 2007 and beyond. In response, the Universal Service Subcommittee commenced deliberation of these rules. In September 2007, the rules for computing subsidies and costs for the provision of the universal service system were revised, and the subsidy computing method was changed from the conventional method of using the national average cost as a benchmark, to a method where the benchmark is the total of the national average cost and twice the standard deviation.

Further, in regards to the universal service system, starting in January 2007, a “study group regarding the future image of the universal service system” began meeting, with a view towards the building of a new system in line with future environmental changes. In December 2007, the study group released its report on the universal service system of the future, in light of advances in IP technology. This report stated that, as an approach to reviewing the range of services encompassed by universal services from the beginning of 2010 and onwards, it would be appropriate to use as the standard a situation where, without regard to type of services, services that are provided through an access network and meet certain requirements are available (universal services).
Examination regarding network neutrality
On February 26, 2008, the Panel on Internet Policy began meeting, with the purpose of selecting and organizing policy for ensuring network neutrality and promoting sound development of the Internet, as seen from the diverse viewpoints of a range of stakeholders and in the midst of dramatic changes in network structure and market environment. The panel is expected to issue its conclusions by the end of December 2008.
On February 27, 2008, the Communication Platform Study Group began meeting, with the purpose of (1) encouraging further collaboration among platform functions for authentication, billing and other functions essential for the smooth distribution of content and applications over broadband network as broadband and IP technologies develop, and (2) organizing the goals necessary for promotion of a market environment conducive to the creation of new businesses and considering the direction government policy should take going forward. The report is scheduled to be concluded by the end of November, 2008.
The Other Recent Discussions
MIC established the Study Group for Telecommunication Numbers in the IP Age in order to deliberate how telecommunication numbers should be handled in light of the development of IP networks; the study group issued its first report in August 2005. The Study Group continued deliberations regarding such matters as telecommunication numbers available for FMC and other new services, and in its second report, released in June 2006, the Study Group accepted, for telecommunications numbers used for FMC services, 060 as a new telephone prefix and 050, 070, 080, and 090 as existing prefixes. In October 2006, MIC’s Telecommunication Numbers Subcommittee began deliberations, issuing a report on a “system for telecommunication numbers directed toward introduction of FMC services”. In November 2007, MIC amended the regulations on telecommunication numbers in light of this report.
In August 2006, MIC established the Study Group for Comprehensive Legal System for Communications and Broadcasting. With studies conducted from the viewpoint of experts, the Study Group aims to embody a studied framework of the law system in anticipation of the integration and alliance of communications and broadcasting. In December 2007, the Study Group released a report advising a fundamental review of the current legal framework, with the goal of a layered legal system. Starting in February 2008, the Committee Considering a Comprehensive Legal System for Telecommunications and Broadcasting has continued making specific policy considerations, with the goal of submitting a bill to the ordinary Diet session of 2010.
Information Security Management
In order to protect customer information, in conjunction with the full implementation of the Law on the Protection of Personal Information, we established the position of Chief Privacy Officer (CPO) and strengthened the system for protection of personal information, and we are making efforts to construct a company-wide information security system.

In addition, we agreed to take efforts to prevent personal information leaks by handling and managing all terminals and external storage devices containing personal information, training our employees, confirming matters for compliance in information management with all entities to which we outsource services, instructing and supervising such entities, strengthening the security technology in all our systems, establishing system security standards and developing, operating and managing systems in compliance with such standards.
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
Relationship with NTT
NTT is our parent company and owned 64.8% of our voting rights as of March 31, 2008. The Government, in the name of the Minister of Finance, owned 39.0% of the voting rights of NTT as of the same date. The Government, acting through MIC, also regulates the activities of NTT.
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
Although NTT owned 64.8% of our voting rights as of March 31, 2008, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the fiscal year ended March 31, 2008, we had sales of ¥65,126 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥247,016 million, ¥138,709 million and ¥78,112 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥61,796 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥267,329 million, ¥161,041 million and ¥103,728 million, respectively, in the year ended March 31, 2007. We also had receivables of ¥15,197 million from NTT and its subsidiaries and payables of ¥75,516 million to NTT and its subsidiaries at March 31, 2008, compared to ¥28,018 million and ¥93,208 million at March 31, 2007. In conjunction with the reorganization of NTT into a holding company, we now pay NTT at fair market rates for the fundamental research and development conducted by NTT on our behalf as well as fees and charges for any other services or benefits that are provided to us by NTT. In the fiscal year ended March 31, 2008, total payments by us to NTT amounted to ¥16.5 billion.

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
At the time of separation from NTT, all trademarks and service marks for our products developed by NTT, other than the “NTT DOCOMO” trademark, the “DOCOMO” trademark and the “NTT DOCOMO” service mark, were assigned to us. If NTT’s ownership of our shares is substantially reduced, we may not be able to continue to use the trademarks and service marks that include “NTT”. Patents, utility model rights and design rights are shared equally with NTT. While certain rights to programs concerning wireless telecommunications systems were assigned by NTT to us, NTT owns the rights to other programs concerning wireless telecommunications systems and grants us licenses to use such rights. Since the separation, NTT and we have each retained rights resulting from our own research and development. When we desire to use NTT’s technology, we are required to pay royalties equal to those other wireless telecommunications companies would pay for the use of such technology, and such technology is available equally to us and our competitors. We are also required to pay NTT certain basic research and development fees.
Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Hiroshi Tsujigami, a full-time employee of NTT, serves part-time on our Board of Directors.
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
In June 2006, an advisory panel on the future of telecommunications and broadcasting made a final report. In the report, it says that, in order to promote fair competition in the telecommunications industry, the study group proposed that MIC make a drastic review of legislation related to telecommunication by 2010. The study group also proposed that, keeping issues such as abolishment of the regulations on the scope of the business of NTT East and NTT West, abolishment of a holding company, and separation of equity links, etc. in mind as a whole mission, MIC take necessary measures to realize issues and start necessary investigation immediately. In June 2006, corresponding to this report, NTT made a statement that, with the aim to establish a safe and secure next-generation network under current structure and provide optimal services to approximately 30 million customers by 2010, NTT will make its utmost effort to realize medium-term management strategies, and that NTT cannot accept the proposal as it may disturb smooth promotion of their medium-term management strategies.
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
Property
Our property includes buildings which contain wireless telecommunications equipment. As of March 31, 2008, we and our regional subsidiaries owned 3,286,185 square meters of land and 1,562,434 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2008, we leased approximately 7,871,226 square meters of land mainly for base stations and transmission facilities.
Additional information can be found in “Capital Expenditures” of Item 5.B.

Employees
As of March 31, 2008, NTT DOCOMO and its subsidiaries had 22,100 employees representing an increase of 509 employees since March 31, 2007. As of March 31, 2007, 2006 and 2005 we had 21,591, 21,646, and 21,527 employees, respectively. The average number of temporary employees for the year ended March 31, 2008 was 6,229.
Of our 22,100 employees on March 31, 2008, roughly 1,380 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2008, approximately 1,500 employees were working at overseas consolidated subsidiaries.
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
C. Organizational Structure
As of March 31, 2008, NTT, our parent company, was our largest shareholder and owned 64.8% of our outstanding voting shares. We conduct our business with our 121 subsidiaries and 16 affiliates which together constitute the largest wireless telecommunications services provider in Japan based on the number of subscriptions. Our most significant subsidiaries are our eight regional subsidiaries, each of which operates in a region of Japan.
The following table sets forth certain information on our significant subsidiaries as of March 31, 2008:

	Country of	Voting rights owned by the
Name	Incorporation	Company, directly or indirectly

NTT DoCoMo Hokkaido, Inc. (1)	Japan	100.0%
NTT DoCoMo Tohoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Tokai, Inc. (1)	Japan	100.0%
NTT DoCoMo Hokuriku, Inc. (1)	Japan	100.0%
NTT DoCoMo Kansai, Inc. (1)	Japan	100.0%
NTT DoCoMo Chugoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Shikoku, Inc. (1)	Japan	100.0%
NTT DoCoMo Kyushu, Inc. (1)	Japan	100.0%
DoCoMo Service Inc.	Japan	100.0%
DoCoMo Engineering Inc.	Japan	100.0%
DoCoMo Mobile Inc.	Japan	100.0%
DoCoMo Support Inc.	Japan	100.0%
DoCoMo Systems, Inc.	Japan	100.0%
DoCoMo Sentsu, Inc.	Japan	100.0%
DoCoMo Business Net, inc.	Japan	100.0%
DoCoMo Technology, Inc.	Japan	100.0%

(1)	One of our eight regional subsidiaries.

Other than our eight regional subsidiaries listed above, which are discussed elsewhere in this annual report, the eight main consolidated subsidiaries and their lines of business are: DoCoMo Service Inc., a company that collects charges on our behalf; DoCoMo Engineering Inc., which is engaged in the construction and maintenance of facilities; DoCoMo Mobile Inc., which repairs handsets and related cellular equipment used by subscribers; DoCoMo Support Inc., which renders office services such as call center services; DoCoMo Systems, Inc., which develops, maintains and operates our fundamental systems; DoCoMo Sentsu, Inc., which renders ancillary services for our satellite phone business; DoCoMo Business Net, inc., which operates and provides support for agency sales; and DoCoMo Technology, Inc., which develops software and provides support services regarding field tests.
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
In October 2007, in order to further enrich and enhance our customer service, and to carry out rapid decision-making and effective management, we decided to revamp our existing operational structure, in which operations are carried out by DOCOMO and our eight regional subsidiaries, to a single nationwide operational structure, by consolidating operations at DOCOMO on July 1, 2008.

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
We will discuss the following matters in this Item 5:
•	Our Business

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the years ended March 31, 2008 and 2007

•	Segment Information

•	Recent Accounting Pronouncements and Critical Accounting Policies

•	Liquidity and Capital Resources

•	Research and Development

•	Trend Information

•	Others
A. Operating Results
Our Business
We are the largest cellular network operator in Japan in terms of both revenues and number of subscriptions. As of March 31, 2008, we had approximately 53.39 million subscriptions, which represented 52.0% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communications services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as “i-mode” services, which enable our subscribers to exchange e-mails and to access various sources of information including the Internet via our nationwide packet communications network. In addition to cellular services, we presently provide wireless LAN services nationwide, a mobile credit payment platform and mobile credit payment services.
We have been the market leader in the Japanese mobile communications industry as the demand for mobile communications has grown very rapidly. Now that a cellular phone has already become a part of daily life in Japan, it is difficult to duplicate the speedy growth we experienced in the first decade of our operations. However, in order to achieve sustainable growth and establish new sources of revenues, we are committed to upgrading our cellular communications services from a telecommunication infrastructure to a life-style infrastructure so that cellular services will be rooted even more deeply in the daily lives of our subscribers and further enrich their lives and businesses.

Trends in the Mobile Communications Industry in Japan
According to a release from the Telecommunications Carriers Association, the mobile communications market in Japan saw a 5.64 million net increase in cellular and PHS subscriptions for the year ended March 31, 2008. As of March 31, 2008, the total number of wireless subscriptions including cellular and PHS reached 107.34 million and the market penetration rate reached 84.0%. The annual growth rate of cellular subscriptions rebounded to 6.2% for the year ended March 31, 2008 after a continued decline from 5.5% to 5.4% for the years ended March 31, 2006 and 2007, respectively. However, given the maturity of the market and the declining population trend, we expect that the growth rate of cellular subscriptions in Japan will be limited in the future.
As of March 31, 2008, cellular services were provided by four network operators including us and their subsidiaries in Japan. In addition to providing cellular services, the network operators also collaborate with handset manufacturers to develop handsets compatible with the specifications of their wireless services and then sell them primarily to agent resellers, who in turn sell such handsets to the subscribers. As for cellular services, since the year 2001, when we first launched “FOMA” services, our third generation (“3G”) cellular services based on W-CDMA technology, our competitors have followed us in the launch of their 3G services. The network operators have been in an intense competition in pursuit of the acquisition of new subscribers and the migration of their current subscribers to 3G services. As of March 31, 2008, the number of 3G service subscriptions in Japan reached 88.06 million, which represented 85.7% of the total number of cellular subscriptions.
Competition among the network operators in Japan has become more intense under present market conditions as the needs of subscribers diversify and growth in new subscriptions slows. The network operators in Japan have been eager to differentiate themselves as they pursue the acquisition of new subscriptions and encourage the migration of their current subscribers to 3G services. The differentiation efforts include:
•	Offering of free voice calls among family members under the same discount account with the same operators, free voice calls among subscribers under the same corporate subscription account with the same operators, introduction of new discount programs to cut basic monthly charges by half upon commitment of long-term subscriptions;

•	Introduction of new sales methods such as installment sales for handsets;

•	Launching of new services such as providing mobile credit payment services, music downloading, video downloading, news casting, web-browsing filtering, location information services and high-speed data transmission;

•	Equipping new handsets with various new functions including a TV tuner, radio tuner, music player, video player, contact-less IC (Integrated Circuit) chip capability, GPS (Global Positioning System), enlarged memory capability, compatibility with GSM network or security function; and

•	Partnering with entities of different industries including retail, manufacturing and financial institutions.
Recently, domestic deregulation of the industry has accelerated competition among cellular network operators, who have already implemented discounts in their service charges. Mobile Number Portability, which enables subscribers to switch subscriptions from one operator to another without changing their telephone number, was introduced in October 2006. In September 2007, the Mobile Business Study Group, which was appointed by the Ministry of Internal Affairs and Communications, concluded a report in which it proposed certain actions to be taken by regulatory authorities including (1) reformation on methods of cellular handset sales, (2) promotion of new MVNO entrants to the market and (3) development of the market environment to invigorate the mobile business. The implementation of these proposals by the regulatory authorities is expected to change revenue structures and business models of incumbent cellular network operators including us.

It is possible that innovations in Internet technology will have a material impact on the mobile communications industry as well. IP (Internet Protocol) phone, voice communications based on IP technology, is becoming a popular means of fixed line communications as a result of the penetration of local broadband access. If IP phone technology is applied to the mobile communications field, we expect that it will have a material impact on the current revenue structure of the mobile communications industry. The penetration of local broadband access and cellular phones has produced an expectation for new services in the future, converging fixed and mobile communications. A “Fixed-Mobile Convergence” concept has already been partially realized when some network operators issued a single bill for both fixed and mobile subscriptions or others enable their subscribers to access common contents or e-mail accounts via both a PC and a cellular phone. The demand for a seamless service between the fixed and mobile network and a common handset compatible with both fixed and mobile network service will possibly increase in the future. Digital terrestrial TV broadcasting dedicated to mobile terminals, which was launched in April 2006, has already been included in many cellular handsets and is expected to be the first step in the future convergence of broadcasting and mobile communications. In the field of high-speed wireless networks, WiMAX has been standardized by the Institute of Electrical and Electronic Engineers in the United States. In Japan, two network operators were licensed to operate a 2.5GHz wide-band wireless broadband system in December 2007 and have started preparing for future commercial service launches.
Thus, we expect that the competitive environment for the mobile communications market will become increasingly severe in the future due to market, regulatory and technology changes.
Operating Strategies
We recognize that the cellular market in Japan has already entered into a phase of saturation as total cellular subscription exceeded 100 million in December 2007. In a phase of saturation, it is necessary to attract subscribers of competitors as it is difficult to rely on those who have not owned a cellular phone as a driving force of acquisition of new subscriptions. It is also indispensable to minimize the loss of subscriptions to competitors subsequent to intensified competition. As a market leader, we have put a top priority on the retention of our current subscriptions.
During a phase of market growth, it was a common practice for network operators including us to pay sales commissions, including handset sales incentives, to agent resellers and later recover such initial expenditures through future service charges collected from their subscribers. It was a business model where sales of handsets and of network services were vertically integrated. As the agent resellers applied the handset sales incentive to discount for handset sales, inexpensive discounted handsets contributed to the penetration of cellular subscription and growth of the market. Now that the market has entered into a phase of saturation, however, it has been often pointed out that such business model lacked transparency on the cost allocation of handset and network services, brought about unfairness on cost allocation among subscribers dependent on the duration of subscriptions and put downward pressure on the operating income of network operators.
In order to respond to such changes in the market environment, we abolished handset sales incentives and introduced new handset sales methods and discounted billing plans in November 2007. “Value Course” is a new handset sales method, where purchase of a handset not discounted by the handset sales incentive awards the subscriber with a subscription to a billing plan with discounted basic monthly charges called “Value Plan”. Payment in installments is available for purchase of a handset in this “Value Course”. If a subscriber chooses to make installment payments, under agreements entered into among the subscriber, the agent reseller and us, we provide financing by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and the subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales. While we introduced another handset sale method called “Basic Course”, where a subscriber purchases a handset discounted by our direct subsidy and undiscounted billing plans are applied, we intend to put more emphasis on the promotion of “Value Course”. “Value Course” and “Basic Course” are applied to handsets released after November 2007. In August and September 2007, we also introduced new discount programs called “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office Discount MAX 50”, all of which discount basic monthly charges by half upon the commitment of a two-year subscription. We expect to realize the extension of subscriptions of current subscribers and a continued decline in our churn rate through these new handset sale methods and new discount programs. Please refer to “B. Liquidity and Capital Resources” for the impact of the introduction of “Value Course” on our financial position.

Operating Trends
This section describes our operating trends from the perspectives of revenues and expenses.
Revenues
Wireless Services
We earn our wireless services revenues primarily from basic monthly charges, calling charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services, the second generation “mova” services and other services. FOMA’s packet transmission technology allows our subscribers to transmit more packets per minute and the per-packet charges for data communications of FOMA services are set lower than those of mova services. Because we believe that FOMA’s advanced technological capability enables us to provide our subscribers with more convenient and competitive services, we aim to induce our mova subscribers to migrate to FOMA services as well as to acquire new FOMA subscriptions. As of March 31, 2008, the number of FOMA subscriptions reached 43.95 million or 82.3% of our total number of cellular subscriptions, the largest number of 3G subscriptions among cellular operators in Japan. Cellular services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges depending on connection time. Our packet communications revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues for the year ended March 31, 2008, representing 33.0% of wireless services revenues, as compared to 28.8% and 26.1% for the years ended March 31, 2007 and 2006, respectively. As a result of the continued migration of mova subscribers to FOMA services, the portion of FOMA packet communications revenues increased to 91.3% of the total packet communications revenues for the year ended March 31, 2008 from 78.2% and 54.8% for the years ended March 31, 2007 and 2006, respectively.
Our top operational priorities include maintaining our current subscribers and the level of our average monthly revenue per unit (“ARPU”) despite the increasingly competitive market environment in which we are operating, including the introduction of Mobile Number Portability. Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.
Our number of subscriptions continues to grow while the growth rate of subscriptions has declined. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve retention of our current subscriptions. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount programs and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the year ended March 31, 2008, we introduced the previously mentioned “Value Course”, new discount programs such as “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office Discount MAX 50”, expanded HSDPA (High-Speed Downlink Packet Access) data transmission service areas, released attractive FOMA handsets and expanded FOMA service area coverage. For the year ended March 31, 2008, we continued to release handsets such as “Kids’ PHONE” designed specifically for children and “Raku Raku PHONE” universally designed for elderly users in an effort to pioneer such new market segments.

ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, calling charges and packet communications charges, from designated services by the number of active subscriptions to the relevant services. ARPU is another important performance indicator for us to measure average monthly revenues per subscription. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. The ARPU calculation is described in “Item 4. Information on the Company—B. Business Overview—Cellular System Usage”. ARPU (FOMA+mova) has fallen over the past few years, due to a gradual increase in the discount rate of basic monthly charges according to an increase in the number of years of subscriptions under long-term subscription discount and a decrease in MOU (Minutes of usage, which is the average communication time per month per subscription). The shrinking trend of ARPU also resulted from an increase in the number of subscribers who subscribe to discount programs newly introduced for the retention of subscriptions. In order to boost ARPU, we have been actively involved in the promotion of “Pake-hodai”, our optional packet flat-rate service for unlimited i-mode usage and “i-channel”, a convenient and easy-to-use information push-delivery optional service. We also introduced more handsets compatible with international roaming service in order to increase roaming revenues. Furthermore, we are promoting cellular usage other than voice calls such as downloading of music or video-clip. We achieved a slight increase in the cellular services revenues from the prior fiscal year owing to a slower decline in ARPU for the year ended March 31, 2006. For the year ended March 31, 2007, although the decline in ARPU continued, growth in the number of subscriptions, combined with our recognition as revenue of the portion of “Nikagetsu Kurikoshi” (2 month carry-over) allowance that is projected to expire, resulted in an increase in cellular services revenues. Cellular services revenues declined again during the year ended March 31, 2008 due to the penetration of discount programs newly introduced for subscriber retention purposes. We expect that the positive effects of the moderate growth in the number of subscriptions will be more than offset by the negative effects from the continued penetration of new discount programs, and thus cellular services revenues will consequently decline for the year ending March 31, 2009. We intend to achieve sustainable growth by increasing revenues from non-traffic business while we maintain the current level of revenues through marketing activities with more focus on brand loyalty in the cellular business.
Equipment Sales
We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets to our subscribers through agent resellers. We provide a wide variety of handsets to the market to answer diverse needs of our current and potential subscribers. The handset offering includes “FOMA 9 series”, which are equipped with most advanced functions, and “FOMA 7 series” which feature a sophisticated balance between unique designs and functionalities.
Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 11.6% of total operating revenues for the year ended March 31, 2008. We adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and therefore account for a portion of the sales commissions that we pay to agent resellers, the main component of which is handset sales incentives, as a reduction in equipment sales revenues and selling, general and administrative expenses. As a result, structurally, the cost of equipment sold has exceeded equipment sales revenues, and thus the sale of an extra handset has had a negative impact on our operating income. During the year ended March 31, 2008, as both the number of handsets sold to agent resellers and revenues per handset declined, equipment sales before the deduction of sales commissions to agent resellers decreased. However, due to a decrease in handset sales incentives to be deducted from gross equipment sales subsequent to the introduction of “Value Course”, equipment sales after the deduction of sales commissions to agent resellers increased. We expect that, for the year ending March 31, 2009, a combination of an increase in the number of handsets sold to agent resellers and a continued decrease in handset sales incentives subsequent to the introduction of “Value Course” will result in a significant increase in the equipment sales. The number of handsets sold to agent resellers is expected to increase in response to diversified demand from subscribers. Because the trend of handset sales is closely interrelated with the cost of handsets sold, you should also refer hereafter to the “Cost of Equipment Sold” section below.

Expansion of Our Business Domain
In addition to the further buildup of our competitiveness in the cellular business, we are actively involved in the diversification of revenue sources. The most significant is our credit services business. We seek to reposition our cellular phones as tools more deeply rooted in the daily life of our subscribers by enabling transactional settlements through the use of cellular phones equipped with contact-less IC chips. We launched a credit card brand called “iD” for card issuers in December 2005 and “DCMX” credit issuing services via the “iD” platform in April 2006. For the year ended March 31, 2008, we were actively involved in the acquisition of DCMX subscriptions, promotion of credit usage and expansion of stores equipped with iD readers/writers. We are confident that our mobile credit service is steadily penetrating the market as the number of DCMX subscriptions reached 5.64 million while the number of “iD” compatible reader/writers installed reached 300,000 as of March 31, 2008.
We also collaborated with Google, Inc. to upgrade portal functions of i-mode so that a cellular phone will become a powerful advertisement medium.
Although contribution from the credit service business and advertisement business to our results of operations have not yet become material, we will continue to be engaged in accelerating the development of these businesses.
Expenses
Cost of Services
Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities and payroll for employees dedicated to the operations and maintenance of our wireless services. Cost of services accounted for 20.8% of our total operating expenses for the year ended March 31, 2008. Communication network charges, which we pay for the usage of other operators’ networks or for access charges, occupy the largest part of cost of services, accounting for 42.5% of the total. The amount of our communication network charges is dependent on the number of our base stations installed and rates set by the other operators. In recent years, our communication network charges have steadily declined as a result of our buildup of our own back-bone network to replace circuits leased from NTT. Communication network charges decreased for the year ended March 31, 2008 as well due mainly to the discount in charges of NTT’s leased circuits. We expect that the downward trend will continue and the communication network charges will decrease slightly for the year ending March 31, 2009.
Cost of Equipment Sold
Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 29.5% of our operating expenses for the year ended March 31, 2008. Although the purchase price per handset has increased in recent years due to the increase in sales of more sophisticated FOMA handsets in the migration of mova subscribers to FOMA services, the purchase price per handset decreased for the year ended March 31, 2008. The decline in the purchase price per handset was due to a decrease in the number of “FOMA 9 series” handsets sold, which are equipped with most advanced functions, and an increase in the number of less expensive “FOMA 7 series” handsets sold, which feature a sophisticated balance between unique designs and functionalities. The total number of handsets sold decreased slightly because an increase in the number of FOMA handsets sold was more than offset by a decrease in the number of mova handsets sold as a result of the continued migration of subscribers from mova services to FOMA services. As a result, cost of equipment sold decreased from the prior fiscal year. For the year ending March 31, 2009, we expect that the level of the purchase price per handset will be the same while a decrease in the number of mova handsets sold will be more than offset by an increase in the number of FOMA handsets sold. As a result, we expect that cost of equipment sold will increase for the year ending March 31, 2009.

We have taken some measures to control the cost of equipment sold. We have saved on FOMA handset development cost by introducing a single-chip LSI and common platforms for the handset operating system. We will provide packaged software dedicated to our handsets to handset manufacturers to facilitate development of FOMA handsets as well. We also aim to procure at lower costs FOMA models such as the “FOMA 7 series”, which would match the purpose and usage volume of various subscribers, and to increase sales of such FOMA models. We are also engaged in a campaign to slow down the handset upgrading cycle by introducing “Value Course” or providing members of “DOCOMO Premier Club” with free-of-charge battery packs and the extension of free warranty periods in order to slash the cost of equipment sold. Finally, we are planning to centralize our inventory management to optimize the level of equipment inventories subsequent to our merger with our regional subsidiaries.
Depreciation and Amortization
We expense the acquisition cost of a fixed asset such as telecommunications equipment, a network facility and software during its estimated useful life as depreciation and amortization. Depreciation and amortization accounted for 19.9% of our operating expenses for the year ended March 31, 2008. In order to respond attentively to demand from our subscribers, we actively invested in the FOMA services network during the year ended March 31, 2008. Our investments in the FOMA network included:
•	further enhancement of FOMA network quality;

•	buildup of FOMA network capacity in response to an increase in data traffic following the penetration of our packet flat-rate service for unlimited i-mode usage; and

•	further expansion of HSDPA service coverage.
Active capital expenditures in the FOMA network in recent years are followed by an upward trend in depreciation and amortization expenses. Depreciation and amortization expenses for the year ended March 31, 2008 increased from the prior fiscal year. As we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices and improvements in construction processes, depreciation and amortization are expected to decrease for the year ending March 31, 2009. As for our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.
Selling, General and Administrative Expenses
Selling, general and administrative expenses represented 29.9% of our total operating expenses for the year ended March 31, 2008. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was sales commissions paid to agent resellers. The main components of the sales commissions that we pay to agents who sign up new subscribers are a closing commission for each new subscription and volume incentives that vary depending on the number of new subscriptions per agent per month. In addition, we provide subsidies directly to our subscribers in the form of a discount to the handset price to be purchased subject to competition in the market. As already discussed in the “Operating Strategies” section, we abolished handset sales incentives, which were paid to agent resellers depending on the type of handset a subscriber purchased. Sales commissions differ from region to region due to such factors as the competitive and economic environments in the various regions.
We applied EITF 01-9 and therefore a portion of the sales commissions paid to agent resellers, including handset sales incentives, is recognized as a deduction from equipment sales revenues and selling, general and administrative expenses. Due to the introduction of “Value Course”, sales commissions, both before and after the deduction of certain sales commissions to agent resellers, decreased for the year ended March 31, 2008 compared with the prior fiscal year. For the year ending March 31, 2009, we expect that the gross and net amount of sales commissions will continue to decrease due to the further penetration of “Value Course”.

Operating Income
For the year ended March 31, 2008, a decrease in wireless services revenues, due mainly to penetration of newly introduced discount programs, exceeded an increase in equipment sales, which resulted in a decrease in operating revenues. On the other hand, a decrease in operating expenses due to a decrease in sales commissions subsequent to the introduction of “Value Course” exceeded the decrease in operating revenues. As a result, operating income increased. The factors contributing to the increase in operating income are summarized as follows:
•	cellular services revenues decreased due to a gradual increase in the discount rate of basic monthly charges according to an increase in the number of years of subscriptions under long-term subscription discount, penetration of discount programs newly introduced for subscriber retention purposes and a decrease in MOU in addition to the adverse impact of changes in estimates during the prior year regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi (2 month carry-over)” allowances that are estimated to expire;
•	a decrease in both the number of handsets sold to agent resellers and revenues per handset was more than offset by a decrease in sales commissions to be deducted from gross equipment sales. As a result, net equipment sales increased from the prior fiscal year. However, operating revenues still decreased as the increase in net equipment sales was not sufficient to cover the decrease in cellular services revenues; and
•	a combination of a decrease in sales commissions subsequent to the introduction of “Value Course” and a decrease in cost of equipment sold due to a decline in the purchase price per handset and in the number of handsets sold contributed to a decrease in operating expenses, which more than offset the decrease in operating revenues and resulted in an increase in operating income.
The market environment has become increasingly competitive after the introduction of Mobile Number Portability. Under our renewed corporate brand, we will be engaged in the promotion of new business models such as “Value Course” and the provision of various services as a life-style infrastructure through marketing activities with a focus on brand loyalty. We expect both operating revenues and operating income to increase for the year ending March 31, 2009 for the following reasons:
•	we expect cellular services revenues to decrease because a decline in ARPU caused by penetration of “Value Plan”, for which the basic monthly charge is discounted, penetration of discount programs newly introduced for subscriber retention purposes and negative impact of the provision of free domestic voice calls among subscribers registered in the same “Fami-wari MAX 50” account will more than offset the positive effect of our acquisition of new subscriptions;
•	we expect that an increase in the number of handsets sold to agent resellers and a continued decrease in sales commissions subsequent to the introduction of “Value Course” will contribute to an increase in equipment sales, which will more than offset the decrease in cellular services revenues and result in an increase in operating revenues; and
•	we expect that a continued decrease in sales commissions will be offset by an increase in expenses related to retention of current subscribers, resulting in a slight increase in operating expenses. We expect the net of the increases in operating revenues and operating expenses to be an increase in operating income.
As a life-style infrastructure, we seek to diversify revenue sources in three business domains as follows:
•	promotion of optional flat rate-billing plans or flat-rate value added services including “Pake-hodai”, an optional packet flat-rate service for unlimited i-mode usage, “i-channel”, a convenient and easy-to-use information push-delivery service and “Music & Video Channel”, a music and video downloading service;

•	accelerated development of non-traffic businesses including the acquisition of DCMX subscriptions and promotion of credit usage; and
•	promotion of usage of international calls and international roaming services, and growth through investment and partnership in Asia-Pacific regions.
We seek to reduce costs by:
•	reduction of sales commissions through further penetration of “Value Course”;
•	saving on the development cost of FOMA handsets through provision of packaged software dedicated to our handsets to handset manufacturers; and
•	administrative optimization and efficient inventory management through the merger with our regional subsidiaries.
Other income and expenses
As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company—B. Business Overview—Other Business Activities—Investments and Affiliations in Japan” and "—B. Business Overview—Global Businesses—International Investments and Licensing Agreements”. In accordance with U.S. GAAP, the investment is accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when our equity in the investee’s issued and outstanding capital is between 20% and 50% or we are able to exercise significant influence over the investee. In accordance with equity method accounting, we include equity in net income or losses of affiliates in our consolidated income. Where our equity in the investee’s issued and outstanding capital is less than 20%, we include the investment as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net losses of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our investments in affiliates and marketable securities and other investments again in the future. Please refer to “- Critical Accounting Policies—Impairment of investments”. We may also experience material gains or losses on the sale of our investments. As of March 31, 2008, the total carrying value of our investments in affiliates was ¥349.5 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥187.3 billion.
Operating Results for the year ended March 31, 2008
The following discussion includes analysis of our operating results for the year ended March 31, 2008. The tables below describe selected operating data and income statement data:
Key Performance Indicators

	Years ended March 31
			Increase
	2007	2008	(Decrease)	Change (%)
Cellular
Subscriptions (thousands)	52,621	53,388	767	1.5%
FOMA services (thousands)	35,529	43,949	8,420	23.7%
mova services (thousands)	17,092	9,438	(7,653)	(44.8)%
i-mode services (thousands)	47,574	47,993	419	0.9%
Market Share (%) (1)(2)	54.4	52.0	(2.4)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3)	6,700	6,360	(340)	(5.1)%
Voice ARPU (yen/month/contract) (4)	4,690	4,160	(530)	(11.3)%
Packet ARPU(yen/month/contract)	2,010	2,200	190	9.5%
MOU (FOMA+mova) (minutes/month/contract) (3)(5)	144	138	(6)	(4.2)%
Churn Rate (%) (2)	0.78	0.80	0.02	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Module Service subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2007	2008	(Decrease)	Change (%)
Operating revenues :
Wireless services	¥4,314,140	¥4,165,234	¥(148,906)	(3.5)%
Cellular services revenues	4,182,609	4,018,988	(163,621)	(3.9)%
- Voice revenues (6)	2,940,364	2,645,096	(295,268)	(10.0)%
Including: FOMA services	1,793,037	2,084,263	291,226	16.2%
- Packet communications revenues	1,242,245	1,373,892	131,647	10.6%
Including: FOMA services	971,946	1,254,648	282,702	29.1%
PHS services revenues	23,002	9,472	(13,530)	(58.8)%
Other revenues	108,529	136,774	28,245	26.0%

Equipment sales	473,953	546,593	72,640	15.3%

Total operating revenues	4,788,093	4,711,827	(76,266)	(1.6)%

Operating expenses
Cost of services	766,960	811,133	44,173	5.8%
Cost of equipment sold	1,218,694	1,150,261	(68,433)	(5.6)%
Depreciation and amortization	745,338	776,425	31,087	4.2%
Selling, general and administrative	1,283,577	1,165,696	(117,881)	(9.2)%

Total operating expense	4,014,569	3,903,515	(111,054)	(2.8)%

Operating income	773,524	808,312	34,788	4.5%
Other income (expense)	(581)	(7,624)	(7,043)	—

Income before income taxes, equity in net income (losses) of affiliates and minority interests:	772,943	800,688	27,745	3.6%
Income taxes	313,679	322,955	9,276	3.0%

Income before equity in net income (losses) of affiliates and minority interests:	459,264	477,733	18,469	4.0%
Equity in net income (losses) of affiliates (net of applicable taxes)	(1,941)	13,553	15,494	—
Minority interests	(45)	(84)	(39)	(86.7)%

Net income	¥457,278	¥491,202	¥33,924	7.4%

(6)	Inclusive of circuit switched data communications.

Analysis of operating results for the year ended March 31, 2008 and comparison with the prior fiscal year
As of March 31, 2008, the number of our cellular (FOMA+mova) subscriptions reached 53.39 million and increased by 0.77 million (1.5%) from 52.62 million at the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions will decelerate in the future as the growth rate of cellular subscriptions declines due to the maturity of the market in Japan. The number of FOMA subscriptions increased by 8.42 million (23.7%) to 43.95 million as of March 31, 2008 from 35.53 million at the end of the prior fiscal year. The ratio of FOMA subscriptions to the total cellular subscriptions reached 82.3% as of March 31, 2008. On the other hand, the number of mova subscriptions, which has decreased since the year ended March 31, 2004, decreased by 7.65 million (44.8%) to 9.44 million as of March 31, 2008 from 17.09 million as of the end of the prior fiscal year. We expect that the migration of mova subscribers to FOMA services will continue hereafter. Our market share decreased by 2.4 point to 52.0% as of March 31, 2008 from 54.4% as of the end of the prior fiscal year. The number of i-mode subscriptions increased by 0.42 million (0.9%) to 47.99 million as of March 31, 2008 from 47.57 million at the end of the prior fiscal year.
Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥340 (5.1%) to ¥6,360 for the year ended March 31, 2008 from ¥6,700 in the prior fiscal year. Voice ARPU decreased by ¥530 (11.3%) to ¥ 4,160 for the year ended March 31, 2008 from ¥4,690 in the prior fiscal year. This decrease in voice ARPU was due to a gradual increase in the discount rate of basic monthly charges according to an increase in the number of years of subscriptions under long-term subscription discount, a decrease in MOU and an increase in the number of subscribers who subscribe to discount programs newly introduced for the retention of subscriptions. Packet ARPU increased by ¥190 (9.5%) to ¥2,200 for the year ended March 31, 2008 from ¥2,010 in the prior fiscal year. This increase in packet ARPU was due to penetration of services such as “i-channel”, which promote i-mode usage and of an optional packet flat-rate service for unlimited i-mode usage. The MOU (FOMA+mova) decreased by 6 minutes (4.2%) to 138 minutes from 144 minutes in the prior fiscal year.
Our churn rate for cellular subscriptions was 0.80% and 0.78% for the years ended March 31, 2008 and 2007, respectively. The churn rate increased by 0.02 point due to Mobile Number Portability. Although the churn rate for the six months ended September 30, 2007 rose to 0.90%, the introduction of new discount programs including “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office Discount MAX 50” in August and September 2007 and of “Value Course” in November 2007 helped lower the churn rate to 0.71% for the six months ended March 31, 2008. We believe that, due to various factors, such as the implementation of competitive billing arrangements, customer confidence in our network and services and the introduction of new services, our churn rate was lower than that of other operators. However, no assurance can be given that our churn rate will decline or remain low.
During the year ended March 31, 2008, we implemented various measures with focus on benefit for our subscribers, such as the introduction of “Value Course” and “Value Plan”, new discount programs such as “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office Discount MAX 50”, expansion of HSDPA services areas, releases of attractive FOMA handsets and the expansion of FOMA coverage areas, both indoors and outdoors.
Operating revenues decreased by ¥76.3 billion (1.6%) to ¥4,711.8 billion for the year ended March 31, 2008 from ¥4,788.1 billion in the prior fiscal year. Wireless services revenues decreased by ¥148.9 billion (3.5%) to ¥4,165.2 billion from ¥4,314.1 billion in the prior fiscal year. As a result, wireless services accounted for 88.4% of operating revenues for the year ended March 31, 2008, decreasing from 90.1% in the prior fiscal year. The decrease in wireless services revenues resulted from a decrease in cellular services revenues, especially voice revenues, and in PHS services revenues due to our termination of PHS services in January 2008. The decrease in cellular services revenues was a net of a decrease in voice revenues by ¥295.3 billion (10.0%) to ¥2,645.1 billion from ¥2,940.4 billion in the prior fiscal year, and an increase in packet communications revenues by ¥131.6 billion (10.6%) to ¥1,373.9 billion from ¥1,242.2 billion in the prior fiscal year. The factors for the decrease in cellular services revenues and the increase in packet communications revenues were already discussed in the analysis of changes in ARPU.

The decrease in cellular services revenues was due partially to the adverse impact of changes in estimates during the prior fiscal year regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi (2 month carry-over)” allowances that are estimated to expire. Voice revenues from FOMA services increased by ¥291.2 billion (16.2%) to ¥2,084.3 billion from ¥1,793.0 billion in the prior fiscal year and packet communications revenues also increased by ¥282.7 billion (29.1%) to ¥1,254.6 billion from ¥971.9 billion in the prior fiscal year. The revenues from PHS services decreased by ¥13.5 billion (58.8%) to ¥9.5 billion from ¥23.0 billion in the prior fiscal year and represented 0.2% of total wireless services revenues. Equipment sales increased by ¥72.6 billion (15.3%) to ¥546.6 billion for the year ended March 31, 2008 from ¥474.0 billion in the prior fiscal year because of a decrease in sales commissions to be deducted from gross equipment sales due to the introduction of “Value Course”.
Operating expenses decreased by ¥111.1 billion (2.8%) to ¥3,903.5 billion for the year ended March 31, 2008 from ¥4,014.6 billion in the prior fiscal year. This decrease resulted mainly from a decrease in selling, general and administrative expenses, by ¥117.9 billion (9.2%) to ¥1,165.7 billion for the year ended March 31, 2008 from ¥1,283.6 billion for the prior fiscal year, due to the decrease in sales commissions subsequent to the introduction of “Value Course”. As the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”) transferred its substitutional obligation and related plan assets of the National Welfare Pension Plan to the government in February 2008, the aggregate amount of ¥24.7 billion was recognized as a decrease in operating expenses. Cost of services increased by ¥44.2 billion (5.8%) to ¥811.1 billion for the year ended March 31, 2008 from ¥767.0 billion in the prior fiscal year due to an increased number of FOMA base stations installed. Depreciation and amortization increased by ¥31.1 billion (4.2%) to ¥776.4 billion for the year ended March 31, 2008 from ¥745.3 billion in the prior fiscal year, reflecting intensive capital expenditures on the FOMA network in prior fiscal years.
The operating income margin improved to 17.2% for the year ended March 31, 2008 from 16.2% for the prior fiscal year. The decrease in cost of equipment sold due to the decrease in the number of handsets sold and the decrease in selling, general and administrative expenses contributed to this improvement.
As a result of the foregoing, our operating income increased by ¥34.8 billion (4.5%) to ¥808.3 billion for the year ended March 31, 2008 from ¥773.5 billion for the prior fiscal year.
Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments and foreign exchange gains and losses. We accounted for ¥7.6 billion as other expenses for the year ended March 31, 2008. Other expenses increased by ¥7.0 billion from ¥0.6 billion for the year ended March 31, 2007.
Income before income taxes, equity in net income of affiliates and minority interests increased by ¥27.7 billion (3.6%) to ¥800.7 billion for the year ended March 31, 2008 from ¥772.9 billion for the prior fiscal year.
Income taxes were ¥323.0 billion for the year ended March 31, 2008 and ¥313.7 billion in the prior fiscal year, representing effective tax rates of approximately 40.3% and 40.6%, respectively. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax and corporate inhabitant income taxes, which in the aggregate amounted to a statutory tax rate of approximately 40.9% for the years ended March 31, 2008 and 2007. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The government also introduced an arrangement where we could deduct a certain amount of investments in IT systems for two years effective April 1, 2006 (“IT infrastructure tax incentive”). The difference between our effective tax rate and statutory tax rate for the year ended March 31, 2008 and 2007 arose primarily from such special tax allowances.
Equity in net income of affiliates (net of applicable taxes) was ¥13.6 billion for the year ended March 31, 2008 compared to net losses of ¥1.9 billion for the prior fiscal year, due to the application of the equity method to our investment in Philippine Long Distance Telephone Company, a telecommunications operator in the Philippines.
As a result of the foregoing, we recorded net income of ¥491.2 billion for the year ended March 31, 2008, an increase of ¥33.9 billion (7.4%) from ¥457.3 billion for the prior fiscal year.

Operating Results for the year ended March 31, 2007
The following discussion includes analysis of our operating results for the year ended March 31, 2007. The tables below describe selected operating data and income statement data:
Key Performance Indicators

	Years ended March 31
			Increase
	2006	2007	(Decrease)	Change (%)
Cellular
Subscriptions (thousands)	51,144	52,621	1,477	2.9%
FOMA services (thousands)	23,463	35,529	12,066	51.4%
mova services (thousands)	27,680	17,092	(10,589)	(38.3)%
i-mode services (thousands)	46,360	47,574	1,214	2.6%
Market Share (%) (1)(2)	55.7	54.4	(1.3)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract) (3)	6,910	6,700	(210)	(3.0)%
Voice ARPU (yen/month/contract) (4)	5,030	4,690	(340)	(6.8)%
Packet ARPU(yen/month/contract)	1,880	2,010	130	6.9%
MOU (FOMA+mova) (minutes/month/contract) (3)(5)	149	144	(5)	(3.4)%
Churn Rate (%) (2)	0.77	0.78	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Module Service subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription
Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2006	2007	(Decrease)	Change (%)
Operating revenues :
Wireless services	¥4,295,856	¥4,314,140	¥18,284	0.4%
Cellular services revenues	4,158,134	4,182,609	24,475	0.6%
- Voice revenues (6)	3,038,654	2,940,364	(98,290)	(3.2)%
Including: FOMA services	1,169,947	1,793,037	623,090	53.3%
- Packet communications revenues	1,119,480	1,242,245	122,765	11.0%
Including: FOMA services	613,310	971,946	358,636	58.5%
PHS services revenues	40,943	23,002	(17,941)	(43.8)%
Other revenues	96,779	108,529	11,750	12.1%

Equipment sales	470,016	473,953	3,937	0.8%

Total operating revenues	4,765,872	4,788,093	22,221	0.5%

Operating expenses
Cost of services	746,099	766,960	20,861	2.8%
Cost of equipment sold	1,113,464	1,218,694	105,230	9.5%
Depreciation and amortization	738,137	745,338	7,201	1.0%
Selling, general and administrative	1,335,533	1,283,577	(51,956)	(3.9)%

Total operating expense	3,933,233	4,014,569	81,336	2.1%

Operating income	832,639	773,524	(59,115)	(7.1)%
Other income (expense) (7)	119,664	(581)	(120,245)	—

Income before income taxes, equity in net losses of affiliates and minority interests:	952,303	772,943	(179,360)	(18.8)%
Income taxes	341,382	313,679	(27,703)	(8.1)%

Income before equity in net losses of affiliates and minority interests:	610,921	459,264	(151,657)	(24.8)%
Equity in net losses of affiliates (net of applicable taxes)	(364)	(1,941)	(1,577)	(433.2)%
Minority interests	(76)	(45)	31	40.8%

Net income	¥610,481	¥457,278	¥(153,203)	(25.1)%

(6)	Inclusive of circuit switched data communications.

(7)	Inclusive of an aggregate gain on sales of Hutchison 3G UK Holdings Limited (“H3G UK”) and KPN Mobile N.V. (“KPN Mobile”) shares of ¥101,992 million for the year ended March 31, 2006.

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
Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥210 (3.0%) to ¥6,700 for the year ended March 31, 2007 from ¥6,910 in the prior fiscal year. While voice ARPU decreased by ¥340 (6.8%) to ¥4,690 for the year ended March 31, 2007 from ¥5,030 in the prior fiscal year, packet ARPU increased by ¥130 (6.9%) to ¥2,010 for the year ended March 31, 2007 from ¥1,880 in the prior fiscal year. This trend was attributable to a decrease in MOU following further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. The shrinking trend of ARPU also resulted from our introduction of billing arrangements with reduced or flat rates intended to maintain our current subscribers, an increase in the number of subscribers who subscribe to discount programs and the increase in the number of FOMA billing plans that can be combined with our packet flat-rate service for unlimited i-mode usage. The MOU (FOMA+mova) decreased by 5 minutes (3.4%) to 144 minutes from 149 minutes in the prior fiscal year.
Our churn rate for cellular subscriptions was 0.78% and 0.77% for the years ended March 31, 2007 and 2006, respectively. The churn rate increased by 0.01 point due to the introduction of Mobile Number Portability. The churn rate after the introduction of Mobile Number Portability was at a higher level than that before its introduction. Although the excess of the number of our subscribers who switched their subscriptions to other network operators through Mobile Number Portability over the number of subscribers who switched to us had an adverse impact on our net additional subscriptions, we evaluated the overall impact of Mobile Number Portability on our results of operations and financial position as limited during the year ended March 31, 2007.
For the year ended March 31, 2007, we implemented various measures to retain and expand our subscriber base, such as the introduction of a new packet billing plan which enables subscribers to access internet websites in addition to i-mode sites or to browse video clips at a flat-rate, the launch of HSDPA services, releases of attractive FOMA handsets and the expansion of FOMA coverage areas, both indoors and outdoors. These measures resulted in the acquisition of new subscriptions and contributed to a net increase in the number of subscriptions. However, the downward trend of ARPU continued for the year ended March 31, 2007.

Operating revenues increased by ¥22.2 billion (0.5%) to ¥4,788.1 billion for the year ended March 31, 2007 from ¥4,765.9 billion in the prior fiscal year. Wireless services revenues increased by ¥18.3 billion (0.4%) to ¥4,314.1 billion from ¥4,295.9 billion in the prior fiscal year. As a result, wireless services accounted for 90.1% of operating revenues for the year ended March 31, 2007, maintaining the same level from the prior fiscal year. The increase in wireless services revenues resulted from the excess of the increase in cellular services revenues and other revenues, the former of which was derived from an increase in the number of cellular subscriptions and our recognition as revenue of the portion of “Nikagetsu Kurikoshi” (2 month carry-over) allowance that are projected to expire, over the decrease in revenues from PHS services, which we already decided to terminate. The increase in cellular services revenues was a net of a decrease in voice revenues, by ¥98.3 billion (3.2%) to ¥2,940.4 billion from ¥3,038.7 billion in the prior fiscal year, and an increase in packet communications revenues, by ¥122.8 billion (11.0%) to ¥1,242.2 billion from ¥1,119.5 billion in the prior fiscal year. This result demonstrated an increase in revenues from packet usage due to a large number of subscribers using i-mode services instead of voice calls, and penetration of our packet flat-rate service for unlimited i-mode usage and services such as “i-channel”, through which we intend to promote i-mode usage. Voice revenues from FOMA services increased by ¥623.1 billion (53.3%) to ¥1,793.0 billion from ¥1,169.9 billion in the prior fiscal year and packet communications revenues also increased by ¥358.6 billion (58.5%) to ¥971.9 billion from ¥613.3 billion in the prior fiscal year. PHS services revenues decreased by ¥17.9 billion (43.8%) to ¥23.0 billion from ¥40.9 billion in the prior fiscal year and represented 0.5% of total wireless services revenues. Equipment sales increased by ¥3.9 billion (0.8%) to ¥474.0 billion for the year ended March 31, 2007 from ¥470.0 billion in the prior fiscal year because of the increase in the number of handsets sold after the introduction of Mobile Number Portability.
Operating expenses increased by ¥81.3 billion (2.1%) to ¥4,014.6 billion for the year ended March 31, 2007 from ¥3,933.2 billion in the prior fiscal year. This increase resulted mainly from an increase in cost of equipment sold, by ¥105.2 billion (9.5%) to ¥1,218.7 billion for the year ended March 31, 2007 from ¥1,113.5 billion for the prior fiscal year, due to the increase in the number of handsets sold after the introduction of Mobile Number Portability. Cost of services increased by ¥20.9 billion (2.8%) to ¥767.0 billion for the year ended March 31, 2007 from ¥746.1 billion in the prior fiscal year due to an increased number of FOMA base stations installed. Depreciation and amortization increased by ¥7.2 billion (1.0%) to ¥745.3 billion for the year ended March 31, 2007 from ¥738.1 billion in the prior fiscal year, reflecting active capital expenditures on the FOMA network in recent years.
The operating income margin decreased to 16.2% for the year ended March 31, 2007 from 17.5% in the prior fiscal year. The lower operating margin resulted mainly from the increase in cost of equipment sold after the introduction of Mobile Number Portability.
As a result of the foregoing, our operating income decreased by ¥59.1 billion (7.1%) to ¥773.5 billion for the year ended March 31, 2007 from ¥832.6 billion in the prior fiscal year.
Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments, and foreign exchange gains and losses. We accounted for ¥0.6 billion as other expense for the year ended March 31, 2007. Due to an adverse impact of the aggregate gains of ¥102.0 billion on the sale of H3G UK shares and KPN Mobile shares during the year ended March 31, 2006, other income decreased by ¥120.2 billion from other income of ¥119.7 billion for the year ended March 31, 2006.
Income before income taxes, equity in net losses of affiliates and minority interests decreased by ¥179.4 billion (18.8%) to ¥772.9 billion for the year ended March 31, 2007 from ¥952.3 billion in the prior fiscal year.
Income taxes were ¥313.7 billion for the year ended March 31, 2007 and ¥341.4 billion in the prior fiscal year, representing effective tax rates of approximately 40.6% and 35.9%, respectively. The statutory tax rate was approximately 40.9% for the years ended March 31, 2007 and 2006. In addition to the R&D investment tax incentive, the Japanese government introduced an arrangement where we could deduct from taxable income the amount equivalent to 10% of acquisition cost of certain IT related assets up to the amount equivalent to 20% of corporate income tax for the three years started April 1, 2003 (“IT investment promotion tax incentive”) as well as the IT infrastructure tax incentive.

The difference between our effective tax rate and statutory tax rate for the year ended March 31, 2006 arose primarily from such special tax allowances. For the year ended March 31, 2006, our effective tax rate became lower than our statutory tax rate as we were able to realize the tax benefits of the special tax allowances generated during the year ended March 31, 2006, and a portion of those carried forward from the prior fiscal year which had previously been reserved. For the year ended March 31, 2007, the difference between the effective tax rate and the statutory tax rate shrunk due to the effect of expiration of the IT investment promotion tax incentive on March 31, 2006 and the limited tax benefit in amount derived from the IT infrastructure tax incentive.
Equity in net losses of affiliates (net of applicable taxes) increased to ¥1.9 billion for the year ended March 31, 2007 from ¥0.4 billion for the prior fiscal year.
As a result of the foregoing, we recorded net income of ¥457.3 billion for the year ended March 31, 2007, a decrease of ¥153.2 billion (25.1%) from ¥610.5 billion in the prior fiscal year.
Segment Information
General
Our business consists of three reportable segments: mobile phone business, PHS business and miscellaneous businesses. Our management monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.
Our mobile phone business segment includes:
•	FOMA services;
•	mova services;
•	packet communications services;
•	international services ;
•	satellite mobile communications services; and
•	equipment sales related to these services.
Our PHS business segment includes PHS service and the related equipment sales. Our miscellaneous businesses segment includes credit services, public wireless LAN services and other miscellaneous services, the aggregate revenues or assets of which are not significant in amount.
Mobile phone business segment
For the year ended March 31, 2008, operating revenues from our mobile phone business segment decreased by ¥71.7 billion (1.5%) to ¥4,647.1 billion from ¥4,718.9 billion in the prior fiscal year. Cellular services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥163.6 billion (3.9%) to ¥4,019.0 billion from ¥4,182.6 billion in the prior fiscal year. Equipment sales revenues increased for the year ended March 31, 2008 from the prior fiscal year as the sales commissions to be deducted from gross equipment sales decreased due to the introduction of “Value Course”. Revenues from our mobile phone business segment represented 98.6% and 98.5% of total operating revenues for the years ended March 31, 2008 and 2007, respectively. Operating expenses in our mobile phone business segment decreased by ¥126.3 billion (3.2%) to ¥3,788.9 billion from ¥3,915.2 billion in the prior fiscal year. As a result, operating income from our mobile phone business segment increased by ¥54.5 billion (6.8%) to ¥858.2 billion from ¥803.7 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Strategies”, “Operating Trends” and “Operating Results for the year ended March 31, 2008”, which were discussed above.

PHS business segment
Considering the outlook for our PHS business, we terminated the PHS services effective January 7, 2008. We were engaged in a campaign to encourage PHS subscribers to migrate to FOMA services until the termination of the services. Operating revenues in the PHS business segment decreased by ¥13.5 billion (57.5%) to ¥10.0 billion for the year ended March 31, 2008 from ¥23.4 billion in the prior fiscal year. Revenues from our PHS business segment represented 0.2% and 0.5% of total operating revenues for the years ended March 31, 2008 and 2007, respectively. Operating expenses in the PHS business segment increased by ¥1.1 billion (2.8%) to ¥39.9 billion from ¥38.8 billion in the prior fiscal year. As a result, operating loss in the PHS business segment for the year ended March 31, 2008 increased to ¥30.0 billion from ¥15.4 billion in the prior fiscal year.
Miscellaneous businesses segment
Operating revenues from our miscellaneous businesses increased by ¥9.0 billion (19.6%) to ¥54.7 billion for the year ended March 31, 2008, which represented 1.2% of total operating revenues, from ¥45.8 billion in the prior fiscal year. The increase was mainly due to an increase in revenues from businesses such as advertisement, development, sales and maintenance of IT systems, and high-speed internet connection services for hotel facilities. Operating expenses from our miscellaneous businesses increased by ¥14.1 billion (23.3%) to ¥74.7 billion from ¥60.6 billion in the prior fiscal year. The increase was mainly due to an increase in expenses related to our credit services. As a result, operating loss from our miscellaneous businesses worsened to ¥19.9 billion from ¥14.8 billion in the prior fiscal year.
Recent Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values as of acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date is required to be recognized and measured as a gain from a bargain purchase. SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after the fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB (Accounting Research Bulletin) No. 51”. SFAS No. 160 requires that the noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted as equity transactions. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. We currently expect that the impact of the adoption of SFAS No. 160 on our result of operations and financial position will be immaterial.
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133.” SFAS No. 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of adoption of SFAS No. 161 on our results of operations and financial position.

Critical Accounting Policies
The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the Board of Directors and certain executive meetings to express their opinion and are under a statutory duty to oversee the administration of our affairs by our Directors and to examine our financial statements. Our critical accounting policies are as follows.
Useful lives of property, plant and equipment, internal use software and other intangible assets
The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2008, 2007 and 2006 were ¥776.4 billion, ¥745.3 billion and ¥738.1 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set at 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, or new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.
Impairment of long-lived assets
We perform an impairment review for our long-lived assets to be held and used, including fixed assets such as our property, plant and equipment and certain identifiable intangibles such as software for telecommunications network, internal-use software and rights to use telecommunications facilities of wire line network operators, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, although it is affected by some similar factors. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:
•	significant decline in the market value of an asset;
•	loss of operating cash flow in current period;
•	introduction of competitive technologies and services;
•	significant underperformance of expected or historical cash flows;
•	significant or continuing decline in subscriptions;
•	changes in the manner of usage of an asset; and
•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required.
Impairment of investments
We have made investments in certain domestic and foreign entities. These investments are accounted for under either the equity method, cost adjusted for fair value method or cost method, as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the investments in affiliates was ¥349.5 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥187.3 billion as of March 31, 2008. Equity method and cost method accounting require that we assess if a decline in value or an associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:
•	significant or continued declines in the market values of the investee;
•	loss of operating cash flow in current period;
•	significant underperformance of historical cash flows of the investee;
•	significant impairment losses or write-downs recorded by the investee;
•	significant changes in the quoted market price of public investee affiliates;
•	negative results of competitors of investee affiliates; and
•	other negative industry or economic trends.
In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes require estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values.
In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of investment in affiliates is included in “Equity in losses of affiliates” while the impairment charge of marketable securities or equity securities under the cost method is reflected in “Other income (expense)” in our consolidated statements of income and comprehensive income. During the year ended March 31, 2006, we determined that there was no other than temporary declines in the values of our investee affiliates. For the year ended March 31, 2008 and 2007, although we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates, the impairment charges were immaterial in amount. For the years ended March 31, 2008, 2007 and 2006, we recorded impairment charges accompanying with other than temporary declines in the values of certain investments which were classified as marketable securities or equity securities under the cost method. However, the impairment charges did not have a material impact on our results of operations and financial position.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.
Deferred tax assets
We record deferred tax assets and liabilities based on enacted tax rates for the estimated future tax effects of carry-forwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. In determining the amounts of the deferred tax assets or liabilities, we have to estimate the tax rates expected to be in effect during the carry-forward periods or when the temporary differences reverse. We recognize a valuation allowance against certain deferred tax assets when it is determined that it is more likely than not some or all of future tax benefits will not be realized. In determining the valuation allowance, we estimate expected future taxable income and the timing for claiming and realizing tax deductions and assess available tax planning strategies. If we determine that future taxable income is lower than expected or that the tax planning strategies cannot be implemented as anticipated, the valuation allowance may need to be additionally recorded in the future in the period when such determination is made.
Pension liabilities
We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. We also participate in the NTT CDBP, a contributory defined benefit welfare pension plan sponsored by NTT group.
Calculation of the amount of pension cost and liabilities for retirement allowances requires us to make various judgments and assumptions including the discount rate, expected long-term rate of return on plan assets, long-term rate of salary increases and expected remaining service lives of our plan participants. We believe that the most significant of these assumptions in the calculations are the discount rate and the expected long-term rate of return on plan assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed-rate debt securities that are currently available and expected to be available during the period to maturity of the pension benefits. In determining the expected long-term rate of return on plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical performances. The rates are reviewed annually and we review our assumptions in a timely manner when an event occurs that would have significant influence on the rates or the investment environment changes dramatically.
The discount rates applied in determination of the projected benefit obligations as of March 31, 2008 and 2007, and expected long-term rates of return on plan assets for the years ended March 31, 2008 and 2007 were as follows:

	Years ended March 31
	2007	2008
Non-contributory defined benefit pension plan
Discount rate	2.2%	2.3%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 3%	Approximately (9)%

NTT CDBP
Discount rate	2.2%	2.3%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 3%	Approximately (5)%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2008 and 2007 was ¥182.2 billion and ¥183.0 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2008 and 2007, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥78.3 billion and ¥131.4 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income” over the expected average remaining service life of employees in accordance with U.S. GAAP.
The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2008 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Accumulated other
		Change in pension	comprehensive
	Change in projected	cost, before	income, net of
Change in Assumptions	benefit obligation	applicable taxes	applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(11.6) / 12.5	0.3 / (0.2)	7.0 / (7.5)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.4	—

NTT CDBP
0.5% increase/decrease in discount rate	(8.6) / 9.7	0.3 / (0.3)	5.3 / (5.9)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.5	—
Please also refer to Note 16 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.
Revenue recognition
We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. While this policy does not have any material impact on our net income, the reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2008, 2007 and 2006, we recognized as revenues deferred activation fees of ¥38.2 billion, ¥45.2 billion and ¥54.6 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2008, remaining unrecognized deferred activation fees were ¥103.7 billion.
B. Liquidity and Capital Resources.

Cash Requirements
As discussed in “Operational Strategies” section of “A. Operating Results”, we introduced a new handset sales method called “Value Course” in November 2007. Under “Value Course”, if a subscriber chooses to pay for a handset in installments, we pay for the purchased handset to agent resellers and then charge the installment receivable for the handset in the monthly bill to the subscriber for the installment payment term. Thus, the advance payment for the purchased handset to the agent reseller is likely to have an impact on our cash flow and liquidity. Our cash requirements for the year ending March 31, 2009 include cash needed to pay for the purchased handsets to the agent resellers, to expand our FOMA infrastructure, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of equity or debt securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations.

If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.
Capital Expenditures
The wireless telecommunications industry is highly capital intensive because significant capital expenditures are required for the construction of wireless telecommunications network. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installment, the nature and the area of coverage desired, the number of subscribers served in the area and the expected volume of traffic. They are also influenced by the number of cells required in the service area, the number of radio channels in the cell and the switching equipment required. Capital expenditures are also required for information technology and servers for Internet-related services.
Our capital expenditures for the year ended March 31, 2008 decreased from the prior fiscal year. The intensive capital expenditures for expansion of the FOMA network to prepare for Mobile Number Portability already hit its peak during the prior fiscal year. During the year ended March 31, 2008, we added approximately 7,000 outdoor base stations for our FOMA services for an aggregate of approximately 42,700 installed base stations as of March 31, 2008. We also promoted the installment of indoor systems for our FOMA services to complete coverage of approximately 15,100 facilities as of March 31, 2008. On the other hand, we were involved with cost saving efforts such as economized procurement, design and installment of low-cost devices, and improvements in construction processes.
Total capital expenditures for the years ended March 31, 2008, 2007 and 2006 were ¥758.7 billion, ¥934.4 billion and ¥887.1 billion, respectively. For the year ended March 31, 2008, 68.6% of capital expenditures were used for construction of the FOMA network, 1.9% for construction of the second generation mova network, 11.7% for other cellular facilities and equipment and 17.8% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 71.2% of capital expenditures were used for construction of the FOMA network, 2.0% for the mova network, 10.5% for other cellular facilities and equipment, 0.1% for construction of the PHS network and 16.2% for general capital expenditures.
For the year ending March 31, 2009, we expect total capital expenditures to be ¥719.0 billion, of which approximately 65.6% will be for the FOMA network, 1.1% for the mova network, 12.0% for other cellular facilities and equipment and 21.3% for general capital expenditures. We intend to attentively respond to various demands from our subscribers and increase their convenience by further improving the quality of our FOMA network quality and managing sudden increases in packet traffic with the expansion of the HSDPA network.
We currently expect that capital expenditures for the next few fiscal years will be at a lower level primarily because capital expenditures related to expanding, maintaining and upgrading our FOMA network already peaked in the prior fiscal year resulting in an expected decrease in subsequent fiscal years.
Our level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscriptions and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. The nature, scale and timing of capital expenditures to reinforce our 3G network may be materially different from our current plans due to demand for the services, delays in the construction of the network or in the introduction of services and changes in the variable cost of components for the network. We expect that these capital expenditures will be affected by market demand for our mobile multimedia services, including i-mode and other data transmission services, and by our schedule for ongoing expansion of the existing network to meet demand.

Long-term Debt and other Contractual Obligations
As of March 31, 2008, we had ¥476.8 billion in outstanding long-term debt including the current maturities, primarily in corporate bonds and loans from financial institutions, compared to ¥602.9 billion as of the end of the prior fiscal year. We did not implement any long-term financing in the years ended March 31, 2008, 2007, or 2006, during which we repaid ¥131.0 billion, ¥193.7 billion and ¥150.3 billion of long-term debt, respectively.
Of our long-term debt outstanding as of March 31, 2008, ¥95.2 billion, including current portion, was indebtedness to financial institutions. The indebtedness consisted of debts denominated in Japanese yen, US dollar and Singapore dollar mainly with fixed interest rates, of which the weighted average was 1.2%, 6.4% and 4.7% per annum, respectively. The term of maturities was from the year ending March 31, 2009 through 2013. As of March 31, 2008, we also had ¥381.5 billion in bonds due from the year ending March 31, 2009 to 2012 with a weighted average coupon rate of 1.4%. We carefully consider terms and conditions of corporate bonds and loans from financial institutions to avoid an excessive concentration of our repayment or redemption obligations. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.
In June 2008, we issued unsecured domestic corporate bonds in the amount of ¥80.0 billion, of which the coupon rate is 1.96%, and the redemption will be due during the year ending March 31, 2019. We intend to assign cash raised through this issuance of corporate bonds mainly to the repayment of long-term debt obligations.
As of March 31, 2008, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On May 21, 2007 Standard & Poor’s upgraded our long-term issue and issuer credit ratings from AA- to AA. Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	rating	Outlook
Moody’s	Long Term Obligation Rating	Aa1	Stable
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Stable
Standard & Poor’s	Long-Term Issue Credit Rating	AA	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc.	Issuer Rating	AA+	Stable
None of our debt obligations has ever had a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.
The following table summarizes our long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.
Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
		1 year			After
Category of Obligations	Total	or less	1-3 years	4-5 years	5 years
	(millions of yen)
Long-Term Debt
Bonds	¥381,511	¥49,200	¥163,845	¥168,466	¥—
Loans	95,241	26,462	46,037	22,742	—
Capital Leases	8,284	3,036	3,923	1,264	61
Operating Leases	22,629	2,152	3,391	2,848	14,238
Other Contractual Obligations	118,695	118,695	—	—	—

Total	¥626,360	¥199,545	¥217,196	¥195,320	¥14,299

*	The amount of contractual obligations which is immaterial in amount or of which the timing of payments are uncertain is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, commitments to purchase services and commitments to acquire equity securities. As of March 31, 2008, we had committed ¥51.7 billion for property, plant and equipment, ¥22.0 billion for inventories and ¥44.9 billion for other purchase commitments.
In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our FOMA network and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.
Sources of Cash
The following table sets forth certain information about our cash flows during the years ended March 31, 2008, 2007 and 2006:

	Years ended March 31
	2006	2007	2008
	(millions of yen)
Net cash provided by operating activities	¥1,610,941	¥980,598	¥1,560,140
Net cash used in investing activities	(951,077)	(947,651)	(758,849)
Net cash used in financing activities	(590,621)	(531,481)	(497,475)

Net increase (decrease) in cash and cash equivalents	70,772	(497,662)	303,843
Cash and cash equivalents at beginning of year	769,952	840,724	343,062

Cash and cash equivalents at end of year	¥840,724	¥343,062	¥646,905

Analysis of cash flows for the year ended March 31, 2008 and comparison with the prior fiscal year
For the year ended March 31, 2008, our net cash provided by operating activities was ¥1,560.1 billion, an increase by ¥579.5 billion (59.1%) from ¥980.6 billion in the prior fiscal year. Net cash provided by operating activities increased due mainly to the following;
•	a decrease in the net payment of income taxes by ¥179.2 billion, where the payment of income taxes decreased to ¥ 200.1 billion from ¥359.9 billion in the prior fiscal year and the collection of income taxes receivable increased to ¥20.3 billion from ¥0.9 billion in the prior fiscal year, after deferred tax asset from the impairment of our investment in H3G UK was realized; and
•	as banks were closed on the last day of March 2007, cash in the amount of ¥210.0 billion including cellular revenues, which would have been received by March 31, 2007, was actually received in April 2007.
Net cash used in investing activities for the year ended March 31, 2008 was ¥758.8 billion, the main components of which included expenditures of ¥765.3 billion for purchases of tangible and intangible assets and of ¥124.3 billion for strategic investments, and net proceeds of ¥148.9 billion mainly from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used decreased by ¥188.8 billion (19.9%) from ¥947.7 billion used in the prior fiscal year. The decrease in the net cash used consisted mainly of the following:
•	expenditures for purchases of tangible and intangible assets decreased to ¥765.3 billion from ¥948.7 billion in the prior fiscal year;

•	net proceeds from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes increased to ¥148.9 billion from ¥50.7 billion in the prior fiscal year, and
•	purchases of non-current investments increased to ¥124.3 billion from ¥41.9 billion in the prior fiscal year.
During the year ended March 31, 2008, in order to respond attentively to diverse demand from our subscribers, we invested in telecommunications facilities and equipment to expand the network coverage of HSDPA services and to enhance FOMA network reliability and capacity against the growth of traffic demand.
Net cash used in financing activities for the year ended March 31, 2008 was ¥497.5 billion, primarily from the repayment of ¥131.0 billion for long-term debt, dividend payments of ¥190.5 billion and payments of ¥173.0 billion for acquisition of treasury stock. The net amount of cash used decreased by ¥34.0 billion (6.4%) from ¥531.5 billion in the prior fiscal year. The decrease in net cash used in financing activities was due primarily to the following:
•	a decrease in the repayment of long-term debt to ¥131.0 billion from ¥193.7 billion in the prior fiscal year;
•	an increase in dividend payments to ¥190.5 billion from ¥176.9 billion in the prior fiscal year; and
•	an increase in payments to acquire treasury stock to ¥173.0 billion from ¥157.2 billion in the prior fiscal year.
Cash and cash equivalents as of March 31, 2008 amounted to ¥646.9 billion, representing an increase by ¥303.8 billion (88.6%) from ¥343.1 billion as of the end of the prior fiscal year. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥52.2 billion and ¥200.5 billion as of March 31, 2008 and 2007, respectively.
Analysis of cash flows for the year ended March 31, 2007 and comparison with the prior fiscal year
For the year ended March 31, 2007, our net cash provided by operating activities was ¥980.6 billion, a decrease by ¥630.3 billion (39.1%) from ¥1,610.9 billion in the prior fiscal year. Net cash provided by operating activities decreased due mainly to the following;
•	an increase in the payment of income taxes to ¥359.9 billion from ¥182.9 billion and a decrease in the collection of income taxes receivable to ¥0.9 billion from ¥93.1 billion in the prior fiscal year, when deferred tax asset from the impairment of our investment in AT&T Wireless Services, Inc. was realized; and
•	because the bank was closed on the last day of March 2007, which fell on a weekend, our cash reception of ¥210.0 billion including cellular revenues was deferred to the following month.
Net cash used in investing activities was ¥947.7 billion, which consisted mainly of expenditures of ¥948.7 billion for purchases of tangible and intangible assets and of ¥41.9 billion for strategic investments, offset by proceeds of ¥50.7 billion mainly from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used decreased by ¥3.4 billion (0.4%) from ¥951.1 billion used in the prior fiscal year. The slight decrease in the net cash used consisted mainly of the following:
•	expenditures for purchases of tangible and intangible assets increased to ¥948.7 billion from ¥833.9 billion in the prior fiscal year;

•	proceeds from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes decreased to ¥50.7 billion from ¥149.0 billion in the prior fiscal year, and
•	purchases of non-current investments decreased to ¥41.9 billion from ¥292.6 billion in the prior fiscal year.
During the year ended March 31, 2007, in order to prepare for the introduction of Mobile Number Portability, we actively invested in telecommunications facilities and equipment to expand the network coverage of FOMA services and to enhance its network reliability and capacity against the growth of traffic demand.
Net cash used in financing activities was ¥531.5 billion, primarily from the repayment of ¥193.7 billion for long-term debt, dividend payments of ¥176.9 billion and payments of ¥157.2 billion for the acquisition of treasury stock. The net amount of cash used decreased ¥59.1 billion (10.0%) from ¥590.6 billion in the prior fiscal year. The decrease in net cash used in financing activities was due primarily to the followings:
•	an increase in the repayment for long-term debt to ¥193.7 billion from ¥150.3 billion in the prior fiscal year;
•	an increase in dividend payments to ¥176.9 billion from ¥135.5 billion in the prior fiscal year; and
•	a decrease in payments to acquire treasury stock to ¥157.2 billion from ¥300.1 billion in the prior fiscal year.
Cash and cash equivalents as of March 31, 2007 amounted to ¥343.1 billion, representing a decrease by ¥497.7 billion (59.2%) from ¥840.7 billion as of the end of the prior fiscal year. The amount of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥200.5 billion and ¥251.0 billion as of March 31, 2007 and2006, respectively.
Prospect of cash flows for the year ending March 31, 2009
As for our sources of cash for the year ending March 31, 2009, we currently expect our net cash flows from operating activities to decrease significantly from the prior fiscal year because of an increase in installment receivable due to penetration of “Value Course” and an increase in payment for income taxes. We currently anticipate that the trend of decreasing cash flows from operating activities will be temporary.
Our net cash flow used in investing activities for the year ending March 31, 2009 is expected to decrease because of a decrease in our capital expenditures to approximately ¥719.0 billion from ¥758.7 billion for the year ended March 31, 2008.
C. Research and Development
Our research and development activities embrace three key efforts: development of new products and services such as handsets and applications for 3G systems, development of infrastructure and compatible handsets featuring what is called “Super 3G” or “3.9G” technology, and research and development related to fourth-generation systems. Research and development expenditures are charged to expenses as incurred. We spent ¥100.0 billion, ¥99.3 billion and ¥110.5 billion as research and development expenses for the years ended March 31, 2008, 2007 and 2006, respectively.
D. Trend Information
The Japanese cellular phone market is undergoing changes brought about by factors such as a higher cellular phone penetration rate, diversification of customer needs, introduction of Mobile Number Portability and market entry by new competitors. In this environment, with operators taking measures such as the enhancement of handset lineups and the introduction of value-added services and lower billing plans, we expect that competition will become increasingly fierce.

In the year ending March 31, 2009, we expect that our operating revenues and operating income will increase in comparison with the prior fiscal year based on the following trends in our business:
•	While we anticipate that an increase in new subscriptions will be limited due to the high cellular phone penetration rate, we expect to acquire a higher net increase in the number of subscriptions in the year ending March 31, 2009 compared to that in the year ended March 31, 2008, by taking measures such as lowering the churn rate through our marketing aimed at upgrading brand loyalty and improving the satisfaction of current subscribers. Furthermore, we expect the proportion of FOMA subscriptions to increase to approximately 90% of our total cellular subscriptions due to ongoing migration of our mova subscribers to FOMA services;
•	Aggregate ARPU (FOMA+mova) and voice ARPU (FOMA+mova) each decreased while packet ARPU (FOMA+mova) increased in the year ended March 31, 2008, as compared to the prior fiscal year. We expect these trends to continue in the year ending March 31, 2009, primarily as a result of the penetration of the discount programs implemented in prior years to strengthen our competitiveness and the effects of a decrease in revenue in conjunction with the introduction of the “Value Plan”. The “Value Plan” provides discounted basic monthly charges in exchange for the subscriber’s payment for the handset price not discounted by handset sales incentives. With regards to the packet ARPU, the increase is due primarily to the uptrend in billed amounts in conjunction with the migration from mova to FOMA and the increase in subscriptions to our optional packet flat-rate service for unlimited i-mode usage;
•	With regard to equipment sales, in the fiscal year ended March 31, 2008, the number of handsets sold to sales agents and handset costs declined compared to the previous fiscal year, but with the introduction of the “Value Course” in November 2007, handset sales incentives which are deducted from equipment sales were reduced, and after deduction of sales commission to agent resellers, equipment sales increased over the previous fiscal year. In the fiscal year ending March 31, 2009, we expect an increase in the number of handsets sold wholesale to agent resellers is expected, and combined with further market penetration by the “Value Course”, we expect this increase to lead to a decline of handset sales incentives which are deducted from equipment sales, and we expect equipment sales after deduction of sales commission to agent resellers to increase significantly over the previous fiscal year.
•	Due to the above, we expect operating income for the fiscal year ending March 31, 2009 to increase over the previous fiscal year. Despite a decrease in cellular services revenues resulting from the decrease in aggregate ARPU exceeding the effects of increased revenue in conjunction with subscriber growth, we expect that this decrease will be more than offset by the increase in equipment sales.
•	We expect SG&A expenses, network cost (telecommunication facility use charges, depreciation and amortization cost, loss on sale or disposal of fixed assets) and other operating expenses for the fiscal year ending March 31, 2009, to remain at the same level as the previous fiscal year. While we expect measures implemented to improve the satisfaction of current subscribers (including CI changes through revamping of the corporate brand and the merger with the regional DOCOMO companies) to lead to an increase in general expenses, this increase will be offset by a decrease in sales commissions through market penetration of the “Value Course” and greater efficiency and lower costs in capital investment.
We expect net income for the year ending March 31, 2009 to increase in comparison with the prior fiscal year based on the above trends in our business.
It should be noted that with the “Value Course” introduced in November 2007, sales commissions, which in the past were applied at the time of sale, will be reduced. However, in the accompanying “Value Plan”, the discount on basic monthly charges will be applied into the future, which will result in an impermanent contribution to increased revenues. We expect that this effect will be greatest in the fiscal year ending March 31, 2009 when this sales model will penetrate the market, and in the fiscal year ending March 2010 and beyond, this effect will decline.

Further information regarding trend information is contained elsewhere in this Item 5.
The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward Looking Statements,” which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition, the continuing success of i-mode and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.
E. Off-Balance Sheet Arrangements
We do not have any material off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
Please refer to Item. 5.B.
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
Our Articles of Incorporation provide for not more than five Corporate Auditors. Under the Corporation Law (“Corporate Law” or“kaishaho") of Japan, the Board of Corporate Auditors is composed of all of our Corporate Auditors. Corporate Auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Board of Corporate Auditors. The candidates may also be nominated by shareholders. The Board of Corporate Auditors may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of Corporate Auditors and/or proposed candidates of Corporate Auditors. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our Board of Directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Board of Directors that are seriously unreasonable or which are in violation of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

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
We introduced an executive officer system in 2005 with the aim of clarifying the Board’s managerial supervision function and further enhancing the company’s business execution functions.

The following table sets forth our Directors and Corporate Auditors as of June 26, 2008 and certain other information:

					Current		Initial
		Responsibility		Date of	Term	Shares	Appointment
Name	Position	As of June 26, 2008	From July 1, 2008	Birth	Expires	Owned(1)	Date
Directors:
Ryuji Yamada(2)	President and Chief Executive Officer	—	—	May 5, 1948	June 2010	143	June 2007
Kiyoyuki Tsujimura(2)	Senior Executive Vice President	Managing Director of Products & Services Division	Responsible for: Multimedia Services, Technology	Jan. 11, 1950	June 2010	146	June 2001

		Information Systems Department

		Intellectual Property Department

		Procurement and Supply Department
Masatoshi Suzuki(2)	Senior Executive Vice President	Managing Director of Global Business Division	Responsible for: Global Business, Corporate	Oct. 30, 1951	June 2010	61	June 2007

		Public Relations Department

		Legal Department

		General Affairs Department

		Human Resources Management Department

		Internal Audit Department

		Investor Relations Department
Hiroshi Matsui(2)	Senior Executive Vice President	Information Security Department	Responsible for: CSR, Branches in Kanto and Koshinetsu areas	Aug. 6, 1946	June 2010	16	June 2008

		Corporate Citizenship Department
		Responsible for Branches
Harunari Futatsugi*	Executive Vice President	Managing Director of Network Division	Responsible for: Network	Nov. 23, 1951	June 2010	67	June 2003
Bunya Kumagai*	Executive Vice President	Managing Director of Marketing Division	Responsible for: Consumer Sales	Oct. 13, 1952	June 2010	70	June 2006
Kazuto Tsubouchi*	Executive Vice President and Chief Financial Officer	Managing Director of Accounts and Finance Department	Managing Director of Accounts and Finance Department	May 2, 1952	June 2010	42	June 2006

		Affiliated Companies Department	Responsible for: Business Alliance
Kaoru Kato*	Executive Vice President	Managing Director of Corporate Strategy & Planning Department	Managing Director of Corporate Strategy & Planning Department	May 20, 1951	June 2010	28	June 2008
Mitsunobu Komori*	Executive Vice President	Managing Director of Research and Development Division	Managing Director of R&D Center	Sep. 18, 1952	June 2010	45	June 2008
Takashi Tanaka*	Senior Vice President	Managing Director of Human Resources Management Department	Managing Director of Human Resources Management Department	June 2, 1955	June 2010	38	June 2007

					Current		Initial
		Responsibility		Date of	Term	Shares	Appointment
Name	Position	As of June 26, 2008	From July 1, 2008	Birth	Expires	Owned(1)	Date
Katsuhiro Nakamura*	Senior Vice President	Managing Director of General Affairs Department	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department	Mar. 2, 1953	June 2010	31	June 2008
Masao Nakamura	Member of the Board	Corporate Advisor	Corporate Advisor	Nov. 11, 1944	June 2010	200	June 1998
Hiroshi Tsujigami	Member of the Board			Sep. 8, 1958	June 2010	10	June 2008
Haruo Imai (3)	Corporate Auditor			Feb. 5, 1945	June 2011	36	June 2007
Kenichi Aoki (3)	Corporate Auditor			Oct. 9, 1946	June 2011	32	June 2008
Shunichi Tamari (3)	Corporate Auditor			Jan. 10, 1949	June 2012	48	June 2008
Kyouichi Yoshizawa (3)	Corporate Auditor			Apr. 12, 1950	June 2011	30	June 2007
Takaaki Wakasugi	Corporate Auditor			Mar. 11, 1943	June 2011	33	June 2007

(1)	DOCOMO shares owned as of May 31, 2008

(2)	Representative Director

(3)	Full-time Corporate Auditor

*	Concurrently serves as a Corporate Officer
Ryuji Yamada joined NTT Public Corporation in 1973. He became a Representative Director, Senior Executive Vice President of NTT in 2004. He became a Senior Executive Vice President of our company in 2007. He has served as the President and Chief Executive Officer of our company since 2008 and as a Director of our company since 2007.
Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001, and an Executive Vice President of our company in 2004. He has served as a Senior Executive Vice President of our company since 2008, as a Managing Director of the Products & Services Division since 2005, and as a Director of our company since 2001.
Masatoshi Suzuki joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2004, and an Executive Vice President of our company in 2005. He has served as a Senior Executive Vice President and a Managing Director of the Global Business Division of our company since 2008 and a Director of our company since 2007.
Hiroshi Matsui joined the Ministry of Posts and Telecommunications in 1969. He became an advisor of our company in 2007. He has served as a Senior Executive Vice President and a Director of our company since 2008.
Harunari Futatsugi joined NTT Public Corporation in 1976. He became a Senior Vice President of our company in 2003. He has served as an Executive Vice President of our company since 2006, as a Managing Director of the Network Division since 2007, and as a Director of our company since 2003.
Bunya Kumagai joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2003. He became an Executive Vice President of NTT DoCoMo Tokai in 2005. He has served as an Executive Vice President of our company since 2007, as a Managing Director of the Marketing Division since 2006, and as a Director of our company since 2003.
Kazuto Tsubouchi joined NTT Public Corporation in 1976. He became a Senior Vice President of NTT DoCoMo Kansai in 2004. He became a Senior Vice President of our company in 2006. He has served as an Executive Vice President and Chief Financial Officer of our company since 2008, and as a Managing Director of the Accounts and Finance Department and a Director of our company since 2006.

Kaoru Kato joined NTT Public Corporation in 1977. He became a Senior Vice President of NTT DoCoMo Kansai, Inc. in 2002. He became an Advisor of our company in 2005. He became an Executive Vice President of NTT DoCoMo Kansai, Inc. in 2007. He served as an Executive Vice President, a Managing Director of the Corporate Strategy & Planning Department and a Director of our company since 2008.
Mitsunobu Komori joined NTT Public Corporation in 1977. He became a Senior Vice President of our company in 2005. He has served as an Executive Vice President, a Managing Director of the Research and Development Division and a Director of our company since 2008.
Takashi Tanaka joined NTT Public Corporation in 1979. He has served as a Senior Vice President and a Director of our company since 2007, and as a Managing Director of the Human Resources Management Department of our company since 2008.
Katsuhiro Nakamura joined NTT Public Corporation in 1977. He became a Representative Director and Senior Vice President of NTT DoCoMo Hokkaido, Inc. in 2005. He has served as a Senior Vice President of our company since 2007, and as a Managing Director of the General Affairs Department and a Director of our company since 2008.
Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of the Saitama Branch of NTT in 1996. He became a Senior Vice President of our company in 1998, an Executive Vice President of our company in 1999, a Senior Executive Vice President of our company in 2002, and the President and Chief Executive Officer of our company in 2004. He has served as a Corporate Advisor since 2008 and as a Director of our company since 1998.
Hiroshi Tsujigami joined NTT Public Corporation in 1983. He became a Member of the Board of NTT Investment Partners, Inc. in 2008. He has served as a Director of our company since 2008.
Haruo Imai joined NTT Public Corporation in 1968. He became the President and CEO of NTT Comware Billing Solutions Corporation in 2001. He has served as a full-time Corporate Auditor since 2007.
Kenichi Aoki joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1998. He became a Senior Executive Vice President of NTT DoCoMo Chugoku, Inc. in 2002. He became the President of DoCoMo Support, Inc. in 2005. He has served as a Corporate Auditor of our company since 2008.
Shunichi Tamari joined NTT Public Corporation in 1971. He became an Executive Vice President of our company in 2004. He became the President of DoCoMo Engineering, Inc. in 2005. He has served as a Corporate Auditor of our company since 2008.
Kyoichi Yoshizawa joined NTT Public Corporation in 1969. He became an Advisor to NTT Travel Services Co. Ltd. in 2006. He has served as a full-time Corporate Auditor since 2007.
Takaaki Wakasugi became a Professor of Faculty of Economics at Tokyo University in 1985. He became a Co-director of Mitsui Life Financial Research Center, University of Michigan Ross School of Business in 1990. He became a Director and General Manager of Japan Corporate Governance Research Institute in 2003.He became a Professor of Finance of School of Business administration, Tokyo Keizai University in 2004. He became a Professor Emeritus of University of Tokyo in 2004. He became a Member of the Board of Directors of Ricoh Corporation in 2005. He became a Corporate Auditor of JFE Holdings, Inc. in 2006. He has served as a Corporate Auditor since 2007.

The following table shows information about the company’s Corporate Officers as of June 26, 2008, including their positions and responsibilities.

Responsibility
Name	Position	As of June 26, 2008	From July 1, 2008
Corporate Officers:
Akio Oshima	Executive Vice President	Managing Director of Corporate Marketing Division	Managing Director of Corporate Marketing Division
Haruhide Nakayama	Executive Vice President	Deputy Managing Director of Corporate Marketing Division	Deputy Managing Director of Corporate Marketing Division
Shozo Nishimura	Executive Vice President	—	Managing Director of Kansai regional office
Toru Kobayashi	Executive Vice President	—	Managing Director of Tokai Regional Office
Hiroaki Nishioka**	Senior Vice President	Managing Director of DCMX Business Department	Managing Director of Credit Card Business Division
Masaki Yoshikawa***	Senior Vice President	Responsible for U.S. operations, Global Business Division	Responsible for: U.S. operations, Global Business Division
Tatsuji Habuka	Senior Vice President	Managing Director of Service & Solution Development Department	Managing Director of Services & Solution Development Department
Akiko Ide	Senior Vice President	Managing Director of Corporate Citizenship Department	Managing Director of Chugoku Regional Office
Yuji Araki	Senior Vice President	Managing Director of Public Relations Department Managing Director of Advertisement Department	Managing Director of Advertising & Promotion Department
Kiyoshi Tokuhiro	Senior Vice President	Managing Director of Network Planning Department	Managing Director of Network Department
Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department	Managing Director of Information Systems Department
Toshinari Kunieda	Senior Vice President	Managing Director of Global Business Department	Managing Director of Global Business Division
Tsutomu Shindou	Senior Vice President	Managing Director of Corporate Marketing Department I	Managing Director of Corporate Marketing Department I
Kazuhiro Yoshizawa	Senior Vice President	Managing Director of Corporate Marketing Department II	Managing Director of Corporate Marketing Department II
Kiyohito Nagata	Senior Vice President	Managing Director of Product Department	Managing Director of Product Department
Tooru Azumi	Senior Vice President	Managing Director of DIG Promotion Office	Managing Director of Business Process Improvement Office
Masaaki Sado	Senior Vice President	Deputy Managing Director of Corporate Branding Division	Managing Director of Strategic Marketing Department
Yasuhiro Taguchi	Senior Vice President	General Manager of Kanagawa Branch	General Manager of Kanagawa Branch

Responsibility
Name	Position	As of June 26, 2008	From July 1, 2008
Shoji Suto	Senior Vice President	Managing Director of Sales Promotion Department	Managing Director of Sales Promotion Department
Seizo Onoe	Senior Vice President	Managing Director of R&D Strategy Department Managing Director of Radio Access Network Development Department	Managing Director of R&D Strategy Department
Tadashi Kitamura	Senior Vice President	—	Managing Director of Hokuriku Regional Office
Fumio Iwasaki	Senior Vice President	—	Managing Director of Kyushu Regional Office
Yoshiharu Yamazaki	Senior Vice President	—	Managing Director of Shikoku Regional Office
Tetsuya Suzuki	Senior Vice President	—	Managing Director of Tohoku Regional Office

*	Appointment takes effect as of July 1, 2008.

**	Hiroaki Nishioka is scheduled to be appointed as the Managing Director of Hokkaido Regional Office effective on July 14, 2008.

***	Masaki Yoshikawa is scheduled to be appointed as the Managing Director of Credit Card Business Division effective on July 14, 2008.
(Directors who concurrently serve as Corporate Officers are not included in the above list.)
B. Compensation
The aggregate compensation to the eleven Directors and five Corporate Auditors during the year ended March 31, 2008 was as follows:

Position	Number of Persons	Total Compensation
Director	11	¥430 million
Corporate Auditor	5	112 million
Total	16	542 million
(Note)
1.	Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for Directors and ¥150 million annually for Corporate Auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	Compensation to Directors includes bonuses in the amount of ¥105 million relating to the year ended March 31, 2008, which were paid after the date.

3.	The amount presented above includes the compensation to Directors and Corporate Auditors who held an office after the 16th ordinary general meeting of shareholders held on June 19, 2007 . Total amount of compensation paid to Directors and Corporate Auditors who retired on or before June 19, 2007 (the date of the 16th ordinary general meeting of shareholders) was ¥36 million.
C. Board Practices
Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or corporate auditors providing for severance benefits upon termination of employment.
In order to enable our directors (including former directors) and corporate auditors (including former corporate auditors) to fully perform the roles expected of them in the execution of their work duties, we are permitted, pursuant to the Corporation Law and our articles of incorporation, to release directors and corporate auditors from liability for damages resulting from neglect of duties, with such release to be made by resolution of the board of directors, and to be within the range permitted by law. Further, we can conclude agreements with outside directors and auditors limiting their liability for damages resulting from neglect of duties. However, the liability limit pursuant to these agreements is the amount stipulated by law.

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
As of May 31, 2008, our Directors and Corporate Auditors owned 1,076 of our shares. Currently, most of our Directors and Corporate Auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2008, NTT owned 27,640,000 shares, or 64.8% of our outstanding voting shares and 61.6% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares. The Government, in the name of the Minister of Finance, owned 39.0% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT”.
In February 2001, as a result of our issuance of new shares, NTT’s share ownership of our company’s total issued shares fell from 67.1% to 64.1%. In August 2002, in connection with a share exchange with our regional subsidiaries in which we repurchased some of our shares from NTT, NTT’s share ownership of our company’s total issued shares fell from 64.1% to 63.0%. In September 2003, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 63.0% to 61.6%. And in August 2004, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 61.6% to 58.1%. At the end of March 2005, we canceled approximately 1.48 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 58.1% to 59.8%. In August 2005, in response to our repurchase of shares by way of a tender offer, NTT sold a portion of its interest and NTT’s share ownership of our company’s total issued shares fell from 59.8% to 56.8%. At the end of March 2006, we canceled approximately 1.89 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 56.8% to 59.0%. At the end of March 2007, we canceled approximately 0.93 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 59.0% to 62.0%. At the end of March 2008, we canceled approximately 1.01 million shares, which were held as treasury stock, increasing NTT’s share ownership of our company’s total issued shares from 60.2% to 61.6%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2008 were as follows:

	Number of	Number of	Outstanding Voting
Category	Shareholders	Shares Held	Shares

Japanese financial institutions	288	5,004,181	11.15
Japanese securities companies	81	297,812	0.67
Other Japanese corporations	2,476	28,169,882	62.78
Foreign corporations and individuals	973	6,244,872	13.92
Japanese individuals, treasury shares and others	336,699	5,153,253	11.48

Total	340,517	44,870,000	100.00

According to The Bank of New York, depositary for our ADSs, as of March 31, 2008, 314,320 shares of our common stock were held in the form of 31,432,000 ADRs. According to our register of shareholders and register of beneficial shareholders, as of March 31, 2008, there were 340,517 holders of common stock of record worldwide. As of March 31, 2008, there were 185 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.6% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.
None of our shares of common stock entitles the holder to any preferential voting rights.
We know of no arrangements the operation of which may at a later time result in a change of control.
B. Related Party Transactions
DOCOMO has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see Item 4.B “Business Overview—Relationship with NTT”.
DOCOMO has also entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. For information regarding our transactions with NTT FINANCE, see note 14 of “Notes to Consolidated Financial Statements—Related Party Transactions”.
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

We expect to pay an annual dividend of ¥4,800 per share for the fiscal year ending March 31, 2009, which will consist of a ¥2,400 interim dividend and a ¥2,400 year-end dividend.
B. Significant Changes
Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2008, the date of our last audited financial statements.
Item 9. The Offer and Listing
A. Offer and Listing Details
Price Ranges of Shares
Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange. On June 13, 2008, the closing sale price of our shares on the Tokyo Stock Exchange was ¥154,000 per share. Our shares are also quoted and traded through the London Stock Exchange and the New York Stock Exchange. The following table indicates the daily closing sale price of our shares, the average daily trading volume and the closing levels of the Nikkei Stock Average and TOPIX for the periods indicated:

			Average
			daily
	Tokyo Stock Exchange		trading			Closing Nikkei Stock
	Price per share (1)		volume of	Closing TOPIX		Average
	High	Low	shares	High	Low	High	Low

Fiscal Period

2003:
First Quarter	276,000	225,000	64,097	865.43	770.62	9,137.14	7,607.88
Second Quarter	315,000	260,000	84,490	904.32	773.10	11,033.32	9,265.56
Third Quarter	291,000	216,000	99,485	1,075.73	915.91	11,161.71	9,614.60
Fourth Quarter	249,000	213,000	109,584	1,105.59	953.19	11,770.65	10,365.40

2004:
First Quarter	241,000	187,000	96,995	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	211,000	173,000	91,867	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	199,000	174,000	78,790	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	189,000	174,000	89,373	1,203.26	1,132.18	11,966.69	11,238.37

2005:
First Quarter	183,000	160,000	88,149	1,201.30	1,109.19	11,874.75	10,825.39
Second Quarter	207,000	162,000	126,789	1,428.13	1,177.61	13,617.24	11,565.99
Third Quarter	213,000	178,000	149,309	1,663.75	1,371.37	16,344.20	13,106.18
Fourth Quarter	199,000	167,000	163,559	1,728.16	1,572.11	17,059.66	15,341.18

2006:
First Quarter	185,000	162,000	160,541	1,783.72	1,458.30	17,563.37	14,218.60
Second Quarter	183,000	162,000	96,509	1,651.35	1,475.28	16,385.96	14,437.24
Third Quarter	193,000	176,000	106,150	1,681.07	1,532.95	17,225.83	15,725.94
Fourth Quarter	227,000	184,000	180,800	1,816.97	1,656.72	18,215.35	16,642.25

2007:
First Quarter	222,000	192,000	110,361	1,789.38	1,682.49	18,240.30	17,028.41
Second Quarter	196,000	160,000	134,071	1,792.23	1,480.39	18,261.98	15,273.68
Third Quarter	190,000	150,000	149,269	1,677.52	1,437.38	17,458.98	14,837.66
Fourth Quarter	188,000	149,000	150,366	1,424.29	1,149.65	14,691.41	11,787.51

			Average
			daily
	Tokyo Stock Exchange		trading			Closing Nikkei Stock
	Price per share (1)		volume of	Closing TOPIX		Average
	High	Low	shares	High	Low	High	Low

Calendar Period

2007:
December	190,000	176,000	133,273	1,567.02	1,456.79	16,044.72	15,030.51

2008:
January	188,000	151,000	174,541	1,424.29	1,219.95	14,691.41	12,573.05
February	173,000	151,000	156,711	1,364.72	1,285.35	14,031.30	13,017.24
March	160,000	149,000	121,054	1,287.55	1,149.65	13,215.42	11,787.51
April	161,000	151,000	88,892	1,361.75	1,230.49	13,894.37	12,656.42
May	168,000	152,000	105,355	1,408.14	1,341.76	14,338.54	13,655.34
June (through June 13, 2008)	163,000	154,000	79,860	1,430.47	1,363.14	14,489.44	13,888.60

(1)	On January 25, 2002, our Board of Directors declared a five-for-one common stock split. The record date for the split was March 31, 2002, and the new shares were distributed on May 15, 2002. Due to this stock split, there are 40,144,000 additional shares issued and 50,180,000 total shares in issue.
The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002.
Since March 2002, our American Depositary Shares have been listed on the New York Stock Exchange. On June13, 2008, the closing sale price of American Depositary Shares on the New York Stock Exchange was $14.39 per share. The following table indicates the daily closing sale price of our American Depositary Shares on the New York Stock Exchange for the periods indicated:

			Average
	New York Stock Exchange		daily trading
	Price per share		volume of
	Closing High	Closing Low	shares

Fiscal Period:

2007:
First Quarter	18.72	15.56	242,196
Second Quarter	16.04	13.81	276,194
Third Quarter	16.71	13.16	285,618
Fourth Quarter	17.17	14.25	277,316

Calendar Period:

2007:
December	16.71	15.44	229,498

2008:
January	17.17	14.80	295,598
February	16.09	14.25	252,453
March	15.65	14.78	282,985
April	15.64	14.43	228,179
May	15.97	14.85	179,005
June (through June 13, 2007)	15.60	14.36	221,307
The table above has been adjusted to reflect the five-for-one common stock split which occurred on May 15, 2002 and the ADS ratio change which occurred on May 22, 2002.
B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Objects and Purposes in Our Articles of Incorporation
Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, states our purposes, which includes engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunications services provider and non-related businesses.
Provisions Regarding Our Directors
There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Corporation Law of Japan (“Corporate Law” or “kaishaho"), a Director is required to refrain from voting on such matters at meetings of the Board of Directors.
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
General
At present, our authorized share capital is 188,130,000 shares with no par value of which 44,870,000 shares have been issued. All issued shares are fully paid and non-assessable. Under the Corporation Law and our Articles of Incorporation, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi UFJ Trust Bank Limited which is our shareholders registrar for the shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.
Our shares are freely transferable and there are no restrictions on transfer of our shares under the terms of the Corporation Law or our Articles of Incorporation.
Our shares are generally held in a certificated form, except that, if a shareholder deposits his or her share certificate with us, we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his/her shares, reissuance of his/her share certificate by us to such shareholder and delivery to a transferee shall be required. The central book-entry clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center Inc., the sole depositary under the system, through the participants in the system (which normally will be financial instruments firms). The shares deposited with the Japan Securities Depositary Center Inc. will be registered in the name of the Japan Securities Depositary Center Inc. in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and the Japan Securities Depositary Center Inc. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our shareholders registrar the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.
A law to establish a new central book-entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to our shares will come into effect within five years of the date of the promulgation. On the effective date, a new book-entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese financial exchange, including our shares. On the same day, all existing share certificates will become null and void. The transfer of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

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
c. in the event that we disposed of treasury stock in the process of (x) a merger in which we inherited all rights and obligations of a company, (y) a corporate split in which we inherited all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and
d. in the event that we made (x) a merger in which we inherited all rights and obligations of a company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

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
Fractional Shares
Under the Corporation Law, the fractional share system has been abolished. However, the fractional share system of companies that have adopted the fractional share system prior to the implementation of the Corporation Law and have fractional shares, including us, continues after implementation of Corporation Law. Fractional shares will not carry voting rights but holders of fractional shares will have the right to receive dividends. Any certificate representing such fractional shares will not be issued and therefore fractional shares are not normally transferable. Holders of fractional shares will be registered in the register of fractional shares. The registered holders of fractional shares may at any time require us to purchase such shares at the current market price. A law which partially amends laws regarding the transfer of corporate bonds, etc. to streamline the settlement on stock exchanges is scheduled to become effective in January 2009, and fractional shares will not be handled under the transfer system after the law becomes effective. Therefore, we resolved at the 17th Ordinary General Meeting of Shareholders held on June 20, 2008 to terminate the fractional share system, effective on August 1, 2008.

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
Under the Corporation Law and our Articles of Incorporation, any shareholder holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our Director at least eight weeks prior to the date of such meeting.
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
Dilution
It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2008, we have not issued stock acquisition rights or bond with stock acquisition rights.
Report to Shareholders
We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including non-consolidated and consolidated financial reports, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice.

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
Reporting of Substantial Shareholders
The Financial Instruments Exchange Act of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese financial exchange, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change specified in the ordinance in material matters set out in any previously-filed reports. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese financial exchanges on which the shares are listed. These reports are made available to public.
Daily Price Fluctuation Limits under Japanese Financial Exchange Rules
Share prices on Japanese financial exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.
On June 13, 2008, the closing price of our shares on the Tokyo Stock Exchange was ¥154,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥150,000 and ¥200,000 per share, as well as the daily price limit if our per share price were to rise to between ¥200,000 and ¥300,000, or fall to between ¥100,000 and ¥150,000.
Selected Daily Price Limits

				Maximum Daily
Previous Day’s Closing Price or Special Quote				Price Movement

Over	¥100,000	Less than	¥150,000	¥20,000

Over	150,000	Less than	200,000	30,000

Over	200,000	Less than	300,000	40,000
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
In general, and taking into account this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
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
Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
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
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are primarily exposed to market risks from changes in interest rates, foreign currency exchange rates and stock prices. The fair value of our assets and liabilities and our earnings and cash flows may be negatively impacted by these market risks.
To manage risks of fluctuating interest rates and foreign currency exchange rates, we use derivative financial instruments such as interest rate swaps, foreign currency swaps and foreign exchange forward contracts, and also use non-derivative financial instruments. The derivative financial instruments are executed with creditworthy financial institutions, and our management believes that there is little risk of default by these counterparties. We have and follow internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts. We do not hold or issue derivative financial instruments for trading purposes.

No specific hedging activities are taken against the price of fluctuations of stocks held by us as marketable securities.
Interest rate risk
We use interest rate swap transactions, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management (ALM).

The following table below provides information about financial instruments that are sensitive to the changes in interest rates:

	Weighted
	Average
	Interest
	Rate	Expected Maturity							Fair
	(per	(Year Ended March 31)							value
	annum)	2009	2010	2011	2012	2013	Thereafter	Total	3/31/08
	(Millions of yen)

DEBT

Corporate bonds
Japanese Yen Bonds	1.4%	49,200	—	163,845	168,466	—	—	381,511	385,430
Borrowings from banks and others
Japanese Yen Loans	1.2%	26,018	29,018	17,019	6,000	15,000	—	93,055	94,200
U.S. Dollar Loans	6.4%	285	—	—	—	1,427	—	1,712	1,729
Singapore Dollar Loans	4.7%	159	—	—	315	—	—	474	473

Long term debt, including current portion Total		75,662	29,018	180,864	174,781	16,427	—	476,752	481,832

	Expected Maturity and Weighted Average Interest Rate (per annum)							Fair
	(Year Ended March 31)							value
	2009	2010	2011	2012	2013	Thereafter	Total	3/31/08
	(Millions of yen)

INTEREST RATE SWAP AGREEMENTS

Fixed to Floating (Japanese Yen)

Notional Amount	—	—	70,000	165,800	—	—	235,800	3,511
Fixed receive rate	—	—	1.4%	1.6%	—	—	1.5%
Floating pay rate	—	—	1.1%	1.2%	—	—	1.2%
Foreign exchange risk
We use derivative financial instruments including foreign exchange forward contracts, currency options and currency swaps for the purpose of mitigating the risk of fluctuations in foreign exchange rates.
We have ¥4,731 million in notional amount of foreign exchange forward contracts outstanding and their fair value was ¥16 million loss as of March 31, 2008.

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

	March 31, 2008		March 31, 2008
	Carrying	Fair	Carrying
	Amount	Value	Amount	Fair Value
	(Millions of yen)		(Thousands of U.S. dollars)
Equity securities available-for-sale	158,103	158,103	1,583,405	1,583,405
Debt securities available-for-sale:
Due within 1 year	—	—	—	—
Due after 1 year through 5 years	5	5	50	50
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—
Total	158,108	158,108	1,583,455	1,583,455
Concentrations of credit risk
As of March 31, 2008, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2008 pursuant to Exchange Act rules. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2008 were effective.
Internal Control over Financial Reporting
For management’s report on our internal control over financial reporting and the report of our independent auditor on our internal control over financial reporting, see Exhibit 15.1 and 15.2 to this annual report.
Management also carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of changes in our internal control over financial reporting during the year ended March 31, 2008. Based upon that evaluation, there was no change that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our Board of Corporate Auditors has determined that, Mr. Takaaki Wakasugi is an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Mr. Wakasugi is an outside corporate auditor pursuant to Article 2- (xvi) of the Japanese Corporation Law, and is independent from us and our management. Mr. Wakasugi meets the requirements imposed on corporate auditors under Japanese Corporation Law.
Item 16B. Code of Ethics
We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 26, 2008, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services
Fees Paid to the Independent Auditor
The Company and its subsidiaries engaged KPMG AZSA & Co. to perform an annual audit of the Company’s financial statements. Audit fees paid to KPMG AZSA&Co. and its affiliates for the year ended March 31, 2008 were ¥838 million, and audit fees paid to other accountants were ¥25 million. In addition, the fees other than audit fees we paid to KPMG AZSA&Co. and its affiliates were ¥48 million as tax fees.
The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2007 and 2008.

	Year ended March 31,
	2007	2008
	(in millions)
Audit fees (1)	¥831	¥838
Tax fees (2)	52	48
All other fees (3)	0	0

Total	¥883	¥886

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.

(3)	These are fees for all other services received from KPMG AZSA & Co. and its affiliates including consultations relating to company secretarial services to our foreign subsidiaries.
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
•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:
•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.
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

			(c) Total Number of
			Shares Purchased as	(d) Maximum Number
	(a)Total Number	(b) Average	Part of Publicly	of Shares that May Yet Be
	of Shares	Price Paid per	Announced Plans or	Purchased Under the Plans
Period	Purchased(*)	Share	Programs	or Programs(**)
April, 2007	0	—	0	802,734
(from April 1 to April 30)
May, 2007	265,843.40	210,106.3	265,843	536,891
(from May 1 to May 31)
June, 2007	84,536	202,779.1	84,536	1,000,000
(from June 1 to June 30)
July, 2007	0	—	0	1,000,000
(from July 1 to July 31)
August, 2007	178,608.96	167,959.5	178,608	821,392
(from August 1 to August 31)
September, 2007	0.50	—	0	821,392
(from September 1 to September 30)
October, 2007	30,505.92	163,550.4	30,505	790,887
(from October 1 to October 31)
November, 2007	87,166.49	172,237.6	87,148	703,739
(from November 1 to November 30)
December, 2007	17.02	—	0	703,739
(from December 1 to December 31)
January, 2008	2.81	—	0	703,739
(from January 1 to January 31)
February, 2008	8.40	—	0	703,739
(from February 1 to February 29)
March, 2008	319,027.55	156,720.5	319,026	384,713
(from March 1 to March 31)

Total	965,717.05	179,144.3	965,666	384,713

(*)	Shares purchased include fractional shares purchased from time to time.

(**)	The numbers as of April and May, 2007, described in column (d) are based on the aggregate number of 1,400,000 shares authorized at the general shareholders meeting held on June 20, 2006. Likewise, the numbers for June 2007 or later in column (d) are based on the aggregate number of 1,000,000 shares authorized at the general shareholders meeting held on June 19, 2007.

Item 17. Financial Statements
In lieu of responding to this item, we have responded to Item 18 of this annual report.
Item 18. Financial Statements
The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit
Number	Description
1.1	—	Articles of Incorporation of the registrant (English translation)
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)**
2.1	—	Specimen common stock certificates of the registrant***
2.2	—
Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries
11.1	—	Code of Ethics*
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
15.1	—	Management’s Report on Internal Control Over Financial Reporting
15.2	—	Report of Independent Registered Public Accounting Firm

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.

***	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.
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
We have audited the consolidated financial statements of NTT DoCoMo, Inc. and subsidiaries (the “Company”) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into
United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),
the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control
— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
(signed) KPMG AZSA & Co.
Tokyo, Japan

June 20, 2008

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 and 2008

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
ASSETS
Current assets:
Cash and cash equivalents	¥343,062	¥646,905	$6,478,768
Short-term investments
Third parties	100,543	2,208	22,113
Related parties	50,000	50,000	500,751
Accounts receivable
Third parties	844,305	671,417	6,724,257
Related parties	28,018	15,256	152,789

Sub-total	872,323	686,673	6,877,046
Less: Allowance for doubtful accounts	(13,178)	(15,037)	(150,596)

Total accounts receivable, net	859,145	671,636	6,726,450
Inventories	145,892	146,584	1,468,042
Deferred tax assets	94,868	108,037	1,081,993
Prepaid expenses and other current assets
Third parties	132,959	136,395	1,365,999
Related parties	5,444	6,015	60,240

Total current assets	1,731,913	1,767,780	17,704,356

Property, plant and equipment:
Wireless telecommunications equipment	5,149,132	5,346,486	53,545,178
Buildings and structures	778,638	797,904	7,991,027
Tools, furniture and fixtures	613,945	536,718	5,375,243
Land	199,007	198,958	1,992,569
Construction in progress	114,292	128,042	1,282,343

Sub-total	6,855,014	7,008,108	70,186,360
Accumulated depreciation and amortization	(3,954,361)	(4,173,501)	(41,797,707)

Total property, plant and equipment, net	2,900,653	2,834,607	28,388,653
Non-current investments and other assets:
Investments in affiliates	176,376	349,488	3,500,130
Marketable securities and other investments	261,456	187,361	1,876,425
Intangible assets, net	551,029	555,259	5,560,931
Goodwill	147,821	158,889	1,591,277
Other assets
Third parties	157,656	222,225	2,225,588
Related parties	61,615	11,822	118,398
Deferred tax assets	127,696	123,403	1,235,884

Total non-current investments and other assets	1,483,649	1,608,447	16,108,633

Total assets	¥6,116,215	¥6,210,834	$62,201,642

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
MARCH 31, 2007 and 2008

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥131,005	¥75,662	$757,757
Short-term borrowings	102	1,712	17,146
Accounts payable, trade
Third parties	666,829	626,992	6,279,339
Related parties	94,279	90,461	905,969
Accrued payroll	46,584	53,538	536,184
Accrued interest	809	710	7,111
Accrued income taxes	68,408	203,645	2,039,509
Other current liabilities
Third parties	152,843	179,513	1,797,827
Related parties	2,066	2,082	20,851

Total current liabilities	1,162,925	1,234,315	12,361,693

Long-term liabilities:
Long-term debt (exclusive of current portion)	471,858	401,090	4,016,925
Liability for employees’ retirement benefits	135,890	116,888	1,170,636
Other long-term liabilities
Third parties	179,699	177,002	1,772,679
Related parties	3,376	3,755	37,606

Total long-term liabilities	790,823	698,735	6,997,846

Total liabilities	1,953,748	1,933,050	19,359,539

Minority interests	1,164	1,288	12,899

Shareholders’ equity:
Common stock, without a stated value -
Authorized -188,130,000 shares and 188,130,000 shares at March 31, 2007 and 2008, respectively
Issued - 45,880,000 and 44,870,000 shares at March 31, 2007 and 2008, respectively
Outstanding - 43,593,644 and 42,627,927 shares at March 31, 2007 and 2008, respectively	949,680	949,680	9,511,067
Additional paid-in capital	1,135,958	948,571	9,499,960
Retained earnings	2,493,155	2,793,814	27,980,110
Accumulated other comprehensive income	12,874	410	4,106
Treasury stock, 2,286,356 and 2,242,073 shares at March 31, 2007 and 2008, at cost, respectively	(430,364)	(415,979)	(4,166,039)

Total shareholders’ equity	4,161,303	4,276,496	42,829,204

Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	¥6,116,215	¥6,210,834	$62,201,642

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2006, 2007 and 2008

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Operating revenues:
Wireless services
Third parties	¥4,242,230	¥4,259,951	¥4,107,844	$41,140,151
Related parties	53,626	54,189	57,390	574,762
Equipment sales
Third parties	462,490	465,924	538,195	5,390,035
Related parties	7,526	8,029	8,398	84,106

	4,765,872	4,788,093	4,711,827	47,189,054

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	462,852	498,852	561,763	5,626,069
Related parties	283,247	268,108	249,370	2,497,446
Cost of equipment sold (exclusive of items shown separately below)	1,113,464	1,218,694	1,150,261	11,519,890
Depreciation and amortization	738,137	745,338	776,425	7,775,914
Selling, general and administrative
Third parties	1,179,252	1,121,374	1,025,812	10,273,530
Related parties	156,281	162,203	139,884	1,400,942

	3,933,233	4,014,569	3,903,515	39,093,791

Operating income	832,639	773,524	808,312	8,095,263

Other income (expense):
Interest expense	(8,420)	(5,749)	(4,556)	(45,629)
Interest income	4,659	1,459	2,487	24,907
Gain on sale of affiliate shares	61,962	—	333	3,335
Gain (loss) on sale of other investments	40,088	(113)	(2)	(20)
Other, net	21,375	3,822	(5,886)	(58,948)

	119,664	(581)	(7,624)	(76,355)

Income before income taxes, equity in net income (losses) of affiliates and minority interests	952,303	772,943	800,688	8,018,908
Income taxes:
Current	293,707	237,734	334,462	3,349,644
Deferred	47,675	75,945	(11,507)	(115,243)

	341,382	313,679	322,955	3,234,401

Income before equity in net income (losses) of affiliates and minority interests	610,921	459,264	477,733	4,784,507

Equity in net income (losses) of affiliates, net of applicable taxes	(364)	(1,941)	13,553	135,733
Minority interests	(76)	(45)	(84)	(841)

Net income	¥610,481	¥457,278	¥491,202	$4,919,399

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	10,000	(15,364)	(16,762)	(167,872)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(2,338)	(399)	431	4,317
Net revaluation of financial instruments, net of applicable taxes	369	832	(525)	(5,258)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(248)	(798)	658	6,590
Foreign currency translation adjustment, net of applicable taxes	5,433	1,103	7,299	73,100
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(48,030)	—	(127)	(1,272)
Pension liability adjustment, net of applicable taxes:
Actuarial gains (losses) arising during period, net	—	—	(4,909)	(49,164)
Less: Amortization of prior service cost	—	—	(1,338)	(13,400)
Less: Amortization of actuarial gains and losses	—	—	502	5,027
Less: Amortization of transition obligation	—	—	75	751
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	—	2,232	22,354
Minimum pension liability adjustment, net of applicable taxes	3,986	5,562	—	—

Comprehensive income	¥579,653	¥448,214	¥478,738	$4,794,572

Per share data:
Weighted average common shares outstanding — Basic and Diluted (shares)	45,250,031	43,985,082	43,120,586	43,120,586

Basic and diluted earnings per share (Yen and U.S. dollars)	¥13,491.28	¥10,396.21	¥11,391.36	$114.08

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2006, 2007 and 2008

	Number of Shares		Millions of yen
						Accumulated
	Issued			Additional		other	Treasury	Total
	Common	Treasury	Common	paid-in	Retained	comprehensive	stock,	Shareholders’
	Stock	Stock	stock	capital	earnings	income	at cost	Equity
Balance at March 31, 2005	48,700,000	2,427,792	¥949,680	¥1,311,013	¥2,100,407	¥57,609	¥(510,777)	¥3,907,932
Purchase of treasury stock		1,797,981					(300,078)	(300,078)
Retirement of treasury stock	(1,890,000)	(1,890,000)			(362,659)		362,659	—
Cash dividends declared and paid (¥3,000 per share)					(135,490)			(135,490)
Net income					610,481			610,481
Unrealized holding gains on available-for-sale securities						7,662		7,662
Net revaluation of financial instruments						121		121
Foreign currency translation adjustment						(42,597)		(42,597)
Minimum pension liability adjustment						3,986		3,986

Balance at March 31, 2006	46,810,000	2,335,773	¥949,680	¥1,311,013	¥2,212,739	¥26,781	¥(448,196)	¥4,052,017
Purchase of treasury stock		880,583					(157,223)	(157,223)
Retirement of treasury stock	(930,000)	(930,000)		(175,055)			175,055	—
Cash dividends declared and paid (¥4,000 per share)					(176,862)			(176,862)
Net income					457,278			457,278
Unrealized holding losses on available-for-sale securities						(15,763)		(15,763)
Net revaluation of financial instruments						34		34
Foreign currency translation adjustment						1,103		1,103
Minimum pension liability adjustment						5,562		5,562
Adjustment to initially apply SFAS No. 158						(4,843)		(4,843)

Balance at March 31, 2007	45,880,000	2,286,356	¥949,680	¥1,135,958	¥2,493,155	¥12,874	¥(430,364)	¥4,161,303
Purchase of treasury stock		965,717					(173,002)	(173,002)
Retirement of treasury stock	(1,010,000)	(1,010,000)		(187,387)			187,387	—
Cash dividends declared and paid (¥4,400 per share)					(190,543)			(190,543)
Net income					491,202			491,202
Unrealized holding losses on available-for-sale securities						(16,331)		(16,331)
Net revaluation of financial instruments						133		133
Foreign currency translation adjustment						7,172		7,172
Pension liability adjustment:
Actuarial gains (losses) arising during period, net						(4,909)		(4,909)
Less: Amortization of prior service cost						(1,338)		(1,338)
Less: Amortization of actuarial gains and losses						502		502
Less: Amortization of transition obligation						75		75
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government						2,232		2,232

Balance at March 31, 2008	44,870,000	2,242,073	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)
YEARS ENDED MARCH 31, 2006, 2007 and 2008

	Thousands of U.S. dollars
				Accumulated
		Additional		other	Treasury	Total
	Common	paid-in	Retained	comprehensive	stock,	Shareholders’
	stock	capital	earnings	income	at cost	Equity
Balance at March 31, 2007	$9,511,067	$11,376,645	$24,969,003	$128,933	$(4,310,105)	$41,675,543
Purchase of treasury stock					(1,732,619)	(1,732,619)
Retirement of treasury stock		(1,876,685)			1,876,685	—
Cash dividends declared and paid (¥4,400 per share)			(1,908,292)			(1,908,292)
Net income			4,919,399			4,919,399
Unrealized holding losses on available-for-sale securities				(163,555)		(163,555)
Net revaluation of financial instruments				1,332		1,332
Foreign currency translation adjustment				71,828		71,828
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(49,164)		(49,164)
Less: Amortization of prior service cost				(13,400)		(13,400)
Less: Amortization of actuarial gains and losses				5,027		5,027
Less: Amortization of transition obligation				751		751
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government				22,354		22,354

Balance at March 31, 2008	$9,511,067	$9,499,960	$27,980,110	$4,106	$(4,166,039)	$42,829,204

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2006, 2007 and 2008

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Cash flows from operating activities:
Net income	¥610,481	¥457,278	¥491,202	$4,919,399
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	738,137	745,338	776,425	7,775,914
Deferred taxes	49,101	74,987	(2,471)	(24,747)
Loss on sale or disposal of property, plant and equipment	36,000	55,708	54,359	544,406
Gain on sale of affiliate shares	(61,962)	—	(333)	(3,335)
(Gain) loss on sale of other investments	(40,088)	113	2	20
Expense associated with sale of other investments	14,062	—	—	—
Equity in net (income) losses of affiliates	(1,289)	2,791	(22,810)	(228,443)
Dividends from affiliates	1,034	1,258	15,349	153,721
Minority interests	76	45	84	841
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	21,345	(262,032)	187,434	1,877,156
(Decrease) increase in allowance for doubtful accounts	(3,623)	(1,600)	1,803	18,057
(Increase) decrease in inventories	(73,094)	83,716	(10)	(100)
Decrease (increase) in income taxes receivable	92,869	(20,261)	20,261	202,914
Decrease (increase) in prepaid expenses and other current assets	16,323	(18,993)	(16,085)	(161,091)
Increase (decrease) in accounts payable, trade	45,108	(42,013)	(50,477)	(505,528)
Increase (decrease) in accrued income taxes	111,141	(100,197)	134,912	1,351,147
Increase in other current liabilities	17,641	534	6,206	62,153
(Decrease) increase in liability for employees’ retirement benefits	(3,378)	379	(19,002)	(190,306)
Increase (decrease) in other long-term liabilities	24,725	(26,241)	8,780	87,932
Other, net	16,332	29,788	(25,489)	(255,273)

Net cash provided by operating activities	1,610,941	980,598	1,560,140	15,624,837

Cash flows from investing activities:
Purchases of property, plant and equipment	(638,590)	(735,650)	(548,517)	(5,493,410)
Purchases of intangible and other assets	(195,277)	(213,075)	(216,816)	(2,171,417)
Purchases of non-current investments	(292,556)	(41,876)	(124,312)	(1,244,987)
Proceeds from sale and redemption of non-current investments	25,142	50,594	101,341	1,014,932
Acquisitions of subsidiaries, net of cash acquired	—	(8,392)	(14,797)	(148,192)
Purchases of short-term investments	(252,474)	(3,557)	(6,562)	(65,719)
Redemption of short-term investments	501,433	4,267	5,443	54,512
Long-term bailment for consumption to a related party	(100,000)	—	—	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	—	50,000	500,751
Other, net	1,245	38	(4,629)	(46,360)

Net cash used in investing activities	(951,077)	(947,651)	(758,849)	(7,599,890)

Cash flows from financing activities:
Repayment of long-term debt	(150,304)	(193,723)	(131,005)	(1,312,018)
Proceeds from short-term borrowings	27,002	18,400	15,249	152,719
Repayment of short-term borrowings	(27,010)	(18,450)	(15,351)	(153,741)
Principal payments under capital lease obligations	(4,740)	(3,621)	(2,821)	(28,252)
Payments to acquire treasury stock	(300,078)	(157,223)	(173,002)	(1,732,619)
Dividends paid	(135,490)	(176,862)	(190,543)	(1,908,292)
Other, net	(1)	(2)	(2)	(20)

Net cash used in financing activities	(590,621)	(531,481)	(497,475)	(4,982,223)

Effect of exchange rate changes on cash and cash equivalents	1,529	872	27	270

Net increase (decrease) in cash and cash equivalents	70,772	(497,662)	303,843	3,042,994
Cash and cash equivalents at beginning of year	769,952	840,724	343,062	3,435,774

Cash and cash equivalents at end of year	¥840,724	¥343,062	¥646,905	$6,478,768

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥93,103	¥925	¥20,346	$203,766
Cash paid during the year for:
Interest, net of amount capitalized	8,666	6,203	4,656	46,630
Income taxes	182,914	359,861	200,079	2,003,796
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,038	3,530	2,579	25,829
Retirement of treasury stock	362,659	175,055	187,387	1,876,685
See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Nature of operations:
NTT DoCoMo, Inc. and subsidiaries (the “Company” or “DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, 33.71% of which is owned by the Japanese government, owns 61.60% of DOCOMO’s issued stock and 64.84% of DOCOMO’s voting stock outstanding as of March 31, 2008.
DOCOMO provides its subscribers with wireless telecommunications services such as FOMA (3G wireless services), mova (2G wireless services), packet communications services (wireless data communications services using packet switching) and satellite mobile communications services, primarily on its own nationwide networks. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.
DOCOMO terminated Personal Handyphone System (“PHS”) services on January 7, 2008.
2. Summary of significant accounting and reporting policies:
DOCOMO maintains its books and records and prepares its statutory financial statements in conformity with the Japanese Telecommunications Business Law and the related accounting regulations and accounting principles generally accepted in Japan, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DOCOMO’s books and records.
(1) Adoption of a new accounting standard

Accounting for Uncertainty in Income Taxes
Effective April 1, 2007, DOCOMO applied Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The initial application of FIN 48 did not have a material impact on DOCOMO’s results of operations and financial position.
(2) Significant accounting policies

Principles of consolidation—
The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
DOCOMO applies FIN No. 46 (revised 2003) “Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin (“ARB”) No. 51” (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For the years ended March 31, 2006, 2007 and 2008, DOCOMO had no variable interest entities to be consolidated or disclosed.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Use of estimates—
The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DOCOMO has identified the following areas where it believes estimates and assumptions are particularly critical to the consolidated financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of investments, realization of deferred tax assets, measurement of pension liabilities and revenue recognition.
Cash and cash equivalents—
DOCOMO considers cash in banks and short-term highly liquid investments with original maturities of 3 months or less at the date of purchase to be cash and cash equivalents.
Short-term investments—
The highly liquid investments, which have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year, are considered to be short-term investments.
Allowance for doubtful accounts—
The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.
Inventories—
Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DOCOMO wrote down and disposed of obsolete handsets during the years ended March 31, 2006, 2007 and 2008 resulting in losses totaling ¥18,883 million, ¥21,353 million and ¥16,946 million ($169,715 thousand), respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.
Property, plant and equipment—
Property, plant and equipment are stated at cost and include interest cost incurred during construction, as discussed below in “Capitalized interest”. Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on its expected use, past experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted as appropriate. Property, plant and equipment held under capital leases and leasehold improvements are amortized using either the straight-line method or the declining-balance method, depending on the type of the assets, over the shorter of the lease term or estimated useful life of the asset.
The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	8 to 16 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Depreciation and amortization expense for the years ended March 31, 2006, 2007 and 2008 was ¥554,158 million, ¥553,510 million, and ¥579,101 million ($5,799,710 thousand), respectively.
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
Investments in affiliates—
The equity method of accounting is applied to investments in affiliates where DOCOMO owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DOCOMO records its share of earnings and losses of the affiliate and adjusts its carrying amount. For investments of less than 20%, DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and therefore should apply the equity method of accounting. For investees accounted for under the equity method whose fiscal year ends are December 31, DOCOMO records its share of income or losses of such investees with a 3 month lag in its consolidated statements of income and comprehensive income. DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DOCOMO utilizes various information including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.
Marketable securities and other investments—
Marketable securities consist of debt and equity securities. DOCOMO accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investment securities at the time of purchase. DOCOMO periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, DOCOMO considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee and the general market condition in the geographic area or industry the investee operates in.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
Debt securities held by DOCOMO, which DOCOMO has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for- sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “Accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of 3 months or less at the date of purchase are recorded as “Cash and cash equivalents”, while those with original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year are recorded as “Short-term investments” in the consolidated balance sheets.
DOCOMO did not hold or transact any trading securities during the years ended March 31, 2006, 2007 and 2008.
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
DOCOMO accounts for goodwill and other intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Accordingly, DOCOMO does not amortize either goodwill, including investor level goodwill related to the investments accounted for under the equity method, or other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life. However, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use telecommunications facilities of wireline operators are amortized on a straight-line basis over their useful lives.
Goodwill related to equity method investments is tested for impairment as a part of the other than temporary impairment assessment of the equity method investment as a whole in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.
DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are being amortized over a period of 5 years at maximum.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
Impairment of long-lived assets—
DOCOMO’s long-lived assets other than goodwill, such as property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

Hedging activities—
DOCOMO uses derivative financial instruments including interest rate swap, foreign currency swap and foreign exchange forward contracts and other non-derivative financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative financial instruments for trading purposes.
These financial instruments are effective in meeting the risk reduction objectives of DOCOMO by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.
DOCOMO accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, No. 149 and No. 155. All derivative instruments are recorded on the consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DOCOMO would receive or pay to terminate the contracts at each fiscal year end.
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

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Employees’ retirement benefit plans—
Effective March 31, 2007, in accordance with SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132R”, DOCOMO recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.
Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “Accumulated other comprehensive income”, are amortized over the expected average remaining service period of employees on a straight-line basis.
Revenue recognition—
DOCOMO primarily generates revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.
DOCOMO sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of basic monthly charges, airtime charges and fees for activation.
Basic monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO introduced a billing arrangement, called “Nikagetsu Kurikoshi” (2 month carry-over), in which the unused allowances are automatically carried over up to the following 2 months. In addition, DOCOMO then introduced an arrangement which enables the unused allowances that were carried over for 2 months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between 2 and 10 DOCOMO subscriptions. Until the year ended March 31, 2006, DOCOMO had deferred all the revenues based on the portion of unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or data transmissions, similar to the way airtime revenues are recognized, or as allowance expires. As DOCOMO developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, DOCOMO started to recognize the revenue attributable to such allowance ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions. The effect of this accounting change was not material for DOCOMO’s results of operations or financial position.
Equipment sales are recognized as revenues when equipment is accepted by the agent resellers and all inventory risk is transferred from DOCOMO. Certain commissions paid to agent resellers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.
Effective November 2007, DOCOMO introduced a new handset sales scheme which enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of the handset by the subscribers. DOCOMO then includes current installments for the receivable for purchased handset with basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales. The portion of installment receivable for the purchased handset which was expected to be collected within 1 year or less as of the date of the consolidated balance sheets was recorded as “Accounts receivable” and the other portion of installment receivable was recorded as “Other assets” in the consolidated balance sheets, respectively. The aggregate carrying amount of the installment receivable for handsets, which was recorded as “Accounts receivable” and “Other assets” as of March 31, 2008 was ¥111,789 million ($1,119,569 thousand) and ¥59,036 million ($591,247 thousand), respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.
Deferred revenue and deferred charges as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Current deferred revenue	¥105,506	¥106,348	$1,065,078
Long-term deferred revenue	76,499	76,654	767,692
Current deferred charges	35,142	27,031	270,716
Long-term deferred charges	76,499	76,654	767,692
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
Income taxes—
Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Earnings per share—
Basic earnings per share include no dilution and are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assume the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DOCOMO has no dilutive securities outstanding for the year ended March 31, 2006, 2007 and 2008, and therefore there is no difference between basic and diluted earnings per share.
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
The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other income (expense)” in the accompanying consolidated statements of income and comprehensive income.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(3) Recent accounting pronouncements—
In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. DOCOMO currently estimates that the impact of adoption of SFAS No. 157 on its result of operations and financial position will be immaterial.
In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115”. SFAS No. 159 gives entities the irrevocable option to measure most financial assets and liabilities at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. DOCOMO did not elect the fair value option as of the beginning of the fiscal year ending March 31, 2009.
In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date is required to be recognized and measured as a gain from a bargain purchase. SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combinations transactions.
In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted as equity transactions. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those years. DOCOMO currently estimates that the impact of the adoption of SFAS No. 160 on its result of operations and financial position will be immaterial.
In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133.” SFAS No. 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. DOCOMO is currently evaluating the impact of adoption of SFAS No. 161 on its results of operations and financial position.
(4) Reclassifications—
Certain reclassifications are made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3. Convenient translations:
The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by applying the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008, which was ¥99.85 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4. Cash and cash equivalents:
Cash and cash equivalents as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Cash	¥173,067	¥306,905	$3,073,661
Certificates of deposit	150,000	280,000	2,804,206
Bailment for consumption	—	50,000	500,751
Other	19,995	10,000	100,150

Total	¥343,062	¥646,905	$6,478,768

Information regarding “Bailment for consumption” is disclosed in Note 14.
5. Inventories:
Inventories as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Telecommunications equipment to be sold	¥144,292	¥145,086	$1,453,039
Materials and supplies	306	306	3,065
Other	1,294	1,192	11,938

Total	¥145,892	¥146,584	$1,468,042

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
6. Investments in affiliates:
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
On October 15, 2004, DOCOMO received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as “Marketable securities and other investments”, with a corresponding amount recorded as “Other long-term liabilities” until such time that the transfer of H3G UK shares was completed. On May 9, 2005, DOCOMO received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. Consequently, DOCOMO received £120 million in cash, and transferred the entire shareholding in HTIL to HWL. As a result of the transaction, DOCOMO recorded “Gain on sale of affiliate shares” of ¥61,962 million, including reclassification of foreign currency translation of ¥38,174 million, in the consolidated statement of income and comprehensive income for the year ended March 31, 2006.
Sumitomo Mitsui Card Co., Ltd.—
DOCOMO held 34% of outstanding common shares, which were acquired for ¥98,713 million, of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) and accounted for the investment by the equity method as of March 31, 2007 and 2008. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DOCOMO and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and that DOCOMO would form a capital alliance with Sumitomo Mitsui Card.
Philippine Long Distance Telephone Company—
As of March 31, 2008, DOCOMO held approximately 14% of outstanding common shares, which were acquired for ¥151,156 million, of Philippine Long Distance Telephone Company (PLDT), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange. On March 14, 2006, DOCOMO acquired approximately 7% of PLDT’s outstanding common shares for ¥52,213 million from NTT Communications Corporation (“NTT Com”), a subsidiary of NTT and accounted for the investment under the cost method. From March 2007 to February 2008, DOCOMO additionally acquired approximately 7% of equity interest and outstanding common shares of PLDT for ¥98,943 million ($990,916 thousand) in the market. Together with the PLDT common shares continued to be held by NTT Com, on a consolidated basis NTT held approximately 21% of the total outstanding common shares of PLDT.
In accordance with the agreement entered into between PLDT and its major shareholders, including NTT Com and DOCOMO, DOCOMO has the right to exercise the entire 21% voting rights associated with the ownership interest collectively held by DOCOMO and NTT Com. As DOCOMO obtained the ability to exercise significant influence over PLDT, DOCOMO has reclassified PLDT as an affiliate and accounted for the investment by applying the equity method during the year ended March 31, 2008. The prior period financial statements have not been retroactively adjusted because the impact of retroactively adjusting the investment, results of operations and net equity of DOCOMO to reflect the application of the equity method accounting is not material to the prior or current period financial statements presented. DOCOMO is currently in the process of evaluation of fair value of tangible, intangible and other assets and liabilities of PLDT with an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. The purchase price allocation is preliminary and will be complete within the year ending March 31, 2009. The carrying amount of our investment in PLDT and the amount of “Equity in net income (loss) of affiliates” may be adjusted upon the completion of the evaluation. DOCOMO’s carrying amount of its investment in PLDT was ¥165,099 million ($1,653,470 thousand) as of March 31, 2008 and the aggregate market price of the PLDT shares owned by DOCOMO was ¥180,014 million ($1,802,844 thousand).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Impairment—
DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO determined that there was no other than temporary declines in the values of its investee affiliates during the year ended March 31, 2006. During the year ended March 31, 2007 and 2008, DOCOMO recorded impairment charges for other than temporary declines in the values in certain investee affiliates that were immaterial in amount. The impairment charges are included in “Equity in net income (losses) of affiliates” in the accompanying statement of income and comprehensive income. DOCOMO believes the estimated fair values of its investments in affiliates as of March 31, 2008 to equal or exceed the related carrying values.
All of the investments except PLDT, which are accounted for on the equity method, are privately held companies as of March 31, 2008.
DOCOMO’s share of undistributed earnings of affiliates included in consolidated retained earnings was ¥3,363 million, ¥4,239 million and ¥8,469 million ($84,817 thousand) as of March 31, 2006, 2007 and 2008, respectively. Dividends received from affiliates were ¥1,034 million, ¥1,258 million and ¥15,349 million ($153,721 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. DOCOMO does not have significant business transactions with its affiliates.
The total carrying value of DOCOMO’s investments in affiliates in the accompanying consolidated balance sheets as of March 31, 2007 and 2008 was greater by ¥86,183 million and ¥216,024 million ($2,163,485 thousand), respectively than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
7. Marketable securities and other investments:
“Marketable securities and other investments” as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Marketable securities:
Available-for-sale	¥268,528	¥158,108	$1,583,455
Other investments	92,853	29,253	292,970

Sub-total	¥361,381	¥187,361	$1,876,425
Less: Available-for-sale securities classified as “Short-term investments”	¥(99,925)	—	—

Marketable securities and other investments (Non-current)	¥261,456	¥187,361	$1,876,425

Maturities of debt securities classified as available-for-sale as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Millions of yen		Thousands of U.S. dollars
	2007		2008		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Due within 1 year	¥99,925	¥99,925	—	—	—	—
Due after 1 year through 5 years	5	5	¥5	¥5	$50	$50
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥99,930	¥99,930	¥5	¥5	$50	$50

The aggregate cost, gross unrealized holding gains and losses and fair value by type of “Marketable securities and other investments” as of March 31, 2007 and 2008 were as follows:

	Millions of yen
	2007
	Cost / Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value
Available-for-sale:
Equity securities	¥147,998	¥21,585	¥985	¥168,598
Debt securities	100,076	0	146	99,930

	Millions of yen
	2008
	Cost / Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value
Available-for-sale:
Equity securities	¥162,504	¥17,403	¥21,804	¥158,103
Debt securities	5	0	—	5

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of U.S. dollars
	2008
	Cost / Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value
Available-for-sale:
Equity securities	$1,627,481	$174,292	$218,368	$1,583,405
Debt securities	50	0	—	50
The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2006, 2007 and 2008 were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Proceeds	¥14,902	¥448	¥896	$8,973
Gross realized gains	40,454	314	748	7,491
Gross realized losses	—	(118)	(2)	(20)
On October 24, 2005, DOCOMO dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). DOCOMO transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with DOCOMO in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, and paid cash of €5 million (equivalent to ¥692 million) to DOCOMO.
As a result of the agreement, DOCOMO recognized a gain on the transfer of these KPN Mobile shares of ¥40,030 million, which included the reclassification of related foreign currency translation gains of ¥25,635 million, in the consolidated statement of income and comprehensive income under the line item “Gain (loss) on sale of other investments” for the year ended March 31, 2006. DOCOMO also recognized a non-cash expense of ¥14,062 million in the consolidated statement of income and comprehensive income under the line item “Selling, general and administrative” and in the consolidated statement of cash flows under the line item “Expense associated with sale of other investments” at that time for the excess of the then fair value of KPN Mobile shares transferred over the actual cash received, which DOCOMO regarded as the consideration for the benefits from the arrangement, for the year ended March 31, 2006.
Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2007 and 2008, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2007
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
Available-for-sale:
Equity securities	¥4,503	¥481	¥1,543	¥504	¥6,046	¥985
Debt securities	—	—	99,925	146	99,925	146
Cost method investments	345	261	32	105	377	366

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Millions of yen
2008
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
Available-for-sale:
Equity securities	¥97,739	¥20,122	¥2,783	¥1,682	¥100,522	¥21,804
Debt securities	—	—	—	—	—	—
Cost method investments	7	20	184	162	191	182

Thousands of U.S. dollars
2008
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses
Available-for-sale:
Equity securities	$978,858	$201,523	$27,872	$16,845	$1,006,730	$218,368
Debt securities	—	—	—	—	—	—
Cost method investments	70	201	1,843	1,622	1,913	1,823
Other investments include long-term investments in various privately held companies and restricted stock.
For long-term investments in various privately held companies for which there are no quoted market prices, the reasonable estimate of fair value could not be made without incurring excessive costs. DOCOMO believes that it is not practicable to estimate reasonable fair value. Accordingly, these investments are carried at cost.
Restricted stock, for which sales are restricted by contractual requirements with third parties, was accounted for as cost method investments, while the marketable equity securities for which sales are restricted for remaining terms of 1 year or less were accounted for as available-for-sale securities.
Shares of PLDT, which were accounted for as restricted stock of ¥59,734 million as of March 31, 2007, were accounted for by the equity method and recorded as “Investments in affiliates” in the consolidated balance sheets as of March 31, 2008. The prior period financial statements have not been retroactively adjusted because the impact of retroactively adjusting the investment, results of operations and net equity of DOCOMO to reflect the application of the equity method accounting is not material to the prior or current period financial statements presented.
The aggregate carrying amount of restricted stock as of March 31, 2007 and 2008 was as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Restricted stock	¥68,658	—	—
DOCOMO believes that it was not practicable to estimate reasonable fair values for investments in such restricted stock, which has quoted market prices, due to the difficulty in taking into consideration the restriction of sales by contract in valuation.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The aggregate market price of the equivalent amount of unrestricted stock as of March 31, 2007 and 2008 was as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Aggregate market price of the equivalent amount of unrestricted stock	¥96,680	—	—
The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment, as their fair value was not available and it did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments as of March 31, 2007 and 2008 was as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Cost method investments included in other investments	¥92,818	¥29,209	$292,529
Including: Investments whose fair values were not evaluated for impairment	86,119	26,383	264,226
Because of its excessive costs, DOCOMO believed that it was not practicable to estimate fair value of investments whose fair values were not evaluated for impairment.
The amount of other than temporary impairment of marketable securities and other investments is disclosed in Note 13.
8. Goodwill and other intangible assets:
Goodwill—
Majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.
The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2007 and 2008 were as follows:

	Millions of yen
	2007
	Mobile phone	Miscellaneous
	business	businesses	Consolidated
Balance at beginning of year	¥133,505	¥7,589	¥141,094
Goodwill acquired during the year	6,660	—	6,660
Foreign currency translation adjustment	—	67	67

Balance at end of year	¥140,165	¥7,656	¥147,821

	Millions of yen
	2008
	Mobile phone	Miscellaneous
	business	businesses	Consolidated
Balance at beginning of year	¥140,165	¥7,656	¥147,821
Goodwill acquired during the year	—	11,662	11,662
Foreign currency translation adjustment	(275)	(319)	(594)

Balance at end of year	¥139,890	¥18,999	¥158,889

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of U.S. dollars
	2008
	Mobile phone	Miscellaneous
	business	businesses	Consolidated
Balance at beginning of year	$1,403,756	$76,675	$1,480,431
Goodwill acquired during the year	—	116,795	116,795
Foreign currency translation adjustment	(2,754)	(3,195)	(5,949)

Balance at end of year	$1,401,002	$190,275	$1,591,277

Information regarding business segments is discussed in Note 15.
Other intangible assets—
The following tables display the major components of DOCOMO’s intangible assets, all of which are subject to amortization, as of March 31, 2007 and 2008.

	Millions of yen
	2007
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount
Software for telecommunications network	¥562,107	¥346,472	¥215,635
Internal-use software	835,410	581,356	254,054
Software acquired to be used in the manufacture of handsets	76,304	24,241	52,063
Customer related assets	50,949	37,504	13,445
Rights to use telecommunications facilities of wireline operators	17,380	8,828	8,552
Other	9,727	2,447	7,280

Total	¥1,551,877	¥1,000,848	¥551,029

	Millions of yen
	2008
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount
Software for telecommunications network	¥623,107	¥400,032	¥223,075
Internal-use software	876,792	617,071	259,721
Software acquired to be used in the manufacture of handsets	89,560	40,480	49,080
Customer related assets	50,949	45,996	4,953
Rights to use telecommunications facilities of wireline operators	19,151	9,145	10,006
Other	11,300	2,876	8,424

Total	¥1,670,859	¥1,115,600	¥555,259

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of U.S. dollars
	2008
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount
Software for telecommunications network	$6,240,431	$4,006,330	$2,234,101
Internal-use software	8,781,092	6,179,980	2,601,112
Software acquired to be used in the manufacture of handsets	896,945	405,408	491,537
Customer related assets	510,255	460,651	49,604
Rights to use telecommunications facilities of wireline operators	191,798	91,588	100,210
Other	113,170	28,803	84,367

Total	$16,733,691	$11,172,760	$5,560,931

The amount of amortizable intangible assets acquired during the year ended March 31, 2008 was ¥200,966 million ($2,012,679 thousand), main components of which were software for telecommunications network in amount of ¥82,365 million ($824,887 thousand) and internal-use software in amount of ¥102,825 million ($1,029,795 thousand). The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2006, 2007 and 2008 was ¥183,979 million, ¥191,828 million and ¥197,324 million ($1,976,204 thousand), respectively. Estimated amortization of intangible assets for fiscal years ending March 31, 2009, 2010, 2011, 2012 and 2013 is ¥184,278 million, ¥143,860 million, ¥107,695 million, ¥64,907 million, and ¥23,340 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2008 is 5.1 years.
9. Other assets:
Other assets as of March 31, 2007 and 2008 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Deposits	¥73,504	¥74,672	$747,841
Deferred customer activation costs	76,499	76,654	767,692
Long-term bailment for consumption to a related party	50,000	—	—
Installment receivables for handsets (non-current), net of allowance for doubtful accounts of ¥1,464 ($14,662 thousand) in 2008	—	57,572	576,585
Other	19,268	25,149	251,868

Total	¥219,271	¥234,047	$2,343,986

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 14.
Information regarding installment receivables for handsets is disclosed in Note 2 “Revenue recognition”.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
10. Short-term borrowings and long-term debt:
DOCOMO’s debt obligations are denominated in Japanese yen, U.S. dollars and Singapore dollars.
Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Short-term borrowings denominated in Japanese Yen:
Unsecured short-term loans from financial institutions	¥102	—	—
(Year ended March 31, 2007 - weighted-average interest of 1.3% per annum)
Short-term borrowings denominated in U.S. dollars:
Unsecured short-term loans from financial institutions	—	¥1,712	$17,146
(Year ended March 31, 2008 - weighted-average interest of 6.3% per annum)

Total short-term borrowings	¥102	¥1,712	$17,146

Long-term debt as of March 31, 2007 and 2008 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥477,058	¥381,511	$3,820,841
(Year ended March 31, 2007 - interest rates per annum : 0.7%-1.6%, due : 2008-2012)
(Year ended March 31, 2008 - interest rates per annum : 1.0%-1.6%, due : 2009-2012)
Unsecured indebtedness to financial institutions	114,000	93,055	931,948
(Year ended March 31, 2007 - interest rates per annum : 0.8%-1.5%, due : 2008-2013)
(Year ended March 31, 2008 - interest rates per annum : 0.8%-2.5%, due : 2009-2013)
Debt denominated in U.S. dollars:
Unsecured corporate bonds	11,805	—	—
(Year ended March 31, 2007 - interest rate per annum : 3.5%, due : 2008)
Unsecured indebtedness to financial institutions	—	1,712	17,146
(Year ended March 31, 2008 - interest rate per annum : 6.4%, due : 2013)
Debt denominated in Singapore dollars:
Unsecured indebtedness to financial institutions	—	474	4,747
(Year ended March 31, 2008 - interest rate per annum : 4.7%, due : 2012)

Sub-total	¥602,863	¥476,752	$4,774,682
Less: Current portion	(131,005)	(75,662)	(757,757)

Total long-term debt	¥471,858	¥401,090	$4,016,925

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Interest rates on DOCOMO’s borrowings are mainly fixed. DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 19. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2006, 2007 and 2008 totaled ¥8,065 million, ¥5,453 million and ¥5,882 million ($58,908 thousand), respectively.
DOCOMO filed a shelf registration for issuance of up to ¥1,000,000 million of domestic corporate bonds in Japan during a 2-year period started April 3, 2006. DOCOMO did not issue any domestic corporate bonds under this registration.
DOCOMO also filed a shelf registration for issuance of up to ¥1,000,000 million of domestic corporate bonds in Japan during a 2-year period started April 3, 2008.
On June 11, 2008, DOCOMO issued domestic corporate straight bonds as follows:

Series 15 NTT DOCOMO Unsecured Straight Bonds
Date of payment	June 11, 2008
Issue amount	¥80,000 million ($801,202 thousand)
Issue price	¥99.93 per ¥100
Interest rate	1.96% per annum
Date of maturity	June 20, 2018
Use of proceeds	Repayment of outstanding debt, Redemption of outstanding corporate bonds, Capital expenditures, Investments, Loans, and Working capital
The amount of unused portion of a shelf registration after the issuance was ¥920,000 million.
The aggregate amounts of annual maturities of long-term debt as of March 31, 2008, before consideration of the subsequent issuance of domestic corporate bonds were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars
2009	¥75,662	$757,756
2010	29,018	290,616
2011	180,864	1,811,357
2012	174,781	1,750,436
2013	16,427	164,517
Thereafter	—	—

	¥476,752	$4,774,682

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
11. Shareholders’ equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
The distributable amount available for the payments of dividends to shareholders as of March 31, 2008 was ¥1,277,120 million ($12,790,386 thousand) and was included in “Additional paid-in capital” and “Retained earnings”.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved cash dividends of ¥102,307 million or ¥2,400 per share, payable to shareholders recorded as of March 31, 2008, which were declared by the board of directors on April 25, 2008.
Issued shares and treasury stock—
The changes in the number of issued shares and treasury stock for the years ended March 31, 2006, 2007 and 2008 are summarized as follows, where fractional shares are rounded off:

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2005	48,700,000	2,427,792

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	1,797,977
Acquisition of fractional shares	—	4
Retirement of treasury stock	(1,890,000)	(1,890,000)

As of March 31, 2006	46,810,000	2,335,773

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	880,578
Acquisition of fractional shares	—	5
Retirement of treasury stock	(930,000)	(930,000)

As of March 31, 2007	45,880,000	2,286,356

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	965,666
Acquisition of fractional shares	—	51
Retirement of treasury stock	(1,010,000)	(1,010,000)

As of March 31, 2008	44,870,000	2,242,073

DOCOMO had no issued shares other than share of its common stock.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, the general meetings of shareholders approved stock repurchase plans as follows:

		Approved maximum number
		of treasury stock to be	Approved maximum budget
Date of the general meeting	Term of	repurchased	for share repurchase
of shareholders	repurchase	(Shares)	(Millions of yen)
June 18, 2004	June 18, 2004 - June 21, 2005	2,500,000	¥600,000
June 21, 2005	June 21, 2005 - June 20, 2006	2,200,000	400,000
June 20, 2006	June 20, 2006 - June 19, 2007	1,400,000	250,000
June 19, 2007	June 20, 2007 - June 19, 2008	1,000,000	200,000
June 20, 2008	June 21, 2008 - June 20, 2009	900,000	150,000
Aggregate number and price of shares repurchased for the year ended March 31, 2006, 2007 and 2008 were as follows:

		Millions of
Year ended March 31,	Shares	yen
2006	1,797,981	¥300,078
2007	880,583	157,223
2008	965,717	173,002

		Thousands of
Year ended March 31,	Shares	U.S. dollars
2008	965,717	$1,732,619
Out of the total shares repurchased, 1,506,000 shares were purchased from NTT during the year ended March 31, 2006. No shares were purchased from NTT during the years ended March 31, 2007 and 2008.
Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock. The number and aggregate amount of purchase price of treasury stock retired were as follows:

		Millions of
Date of the board of directors	Shares	yen
March 28, 2006	1,890,000	¥362,659
March 28, 2007	930,000	175,055
March 28, 2008	1,010,000	187,387

		Thousands of
Date of the board of directors	Shares	U.S. dollars
March 28, 2008	1,010,000	$1,876,685
As a result of the share retirement, “Retained earnings” were decreased by ¥362,659 million and the number of authorized common stock decreased from 190,020,000 shares to 188,130,000 shares during the year ended March 31, 2006.
As a result of the share retirements, “Additional paid-in capital” was decreased by ¥175,055 million and ¥187,387 million ($1,876,685 thousand) and the number of authorized common stock was not changed during the years ended March 31, 2007 and 2008, respectively.
In May 2008, based on a resolution of the board of directors on March 28, 2008, DOCOMO repurchased total of 311,322 shares of its common stock for ¥49,997 million ($500,721 thousand) in the stock market.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Accumulated other comprehensive income:
The following table presents changes in accumulated other comprehensive income, net of applicable taxes:

	Millions of yen
	Unrealized holding
	gains (losses) on	Net revaluation of	Foreign currency		Minimum pension	Accumulated other
	available-for-sale	financial	translation	Pension liability	liability	comprehensive
	securities	instruments	adjustment	adjustment	adjustment	income
As of March 31, 2005	¥21,930	¥(213)	¥48,921	—	¥(13,029)	¥57,609
2006 change	7,662	121	(42,597)	—	3,986	(30,828)

As of March 31, 2006	¥29,592	¥(92)	¥6,324	—	¥(9,043)	¥26,781
2007 change	(15,763)	34	1,103	—	5,562	(9,064)
Adjustment to initially apply SFAS No. 158	—	—	—	¥(8,324)	3,481	(4,843)

As of March 31, 2007	¥13,829	¥(58)	¥7,427	¥(8,324)	—	¥12,874
2008 change	(16,331)	133	7,172	(3,438)	—	(12,464)

As of March 31, 2008	¥(2,502)	¥75	¥14,599	¥(11,762)	—	¥410

	Thousands of U.S. dollars
	Unrealized holding
	gains (losses) on	Net revaluation of	Foreign currency		Minimum pension	Accumulated other
	available-for-sale	financial	translation	Pension liability	liability	comprehensive
	securities	instruments	adjustment	adjustment	adjustment	income
As of March 31, 2007	$138,498	$(581)	$74,381	$(83,365)	—	$128,933
2008 change	(163,555)	1,332	71,828	(34,432)	—	(124,827)

As of March 31, 2008	$(25,057)	$751	$146,209	$(117,797)	—	$4,106

The amount of taxes applied to the items in “Accumulated other comprehensive income” is described in Note 17.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
12. Research and development expenses and advertising expenses:
Research and development expenses
Expenditures for research and development are charged to expense as incurred.
Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥110,509 million, ¥99,315 million and ¥100,035 million ($1,001,853 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.
Advertising expenses
Expenditures for advertising are also expensed as incurred. Such expenditures are included in “Selling, general and administrative” expenses and amounted to ¥52,610 million, ¥53,126 million and ¥55,357 million ($554,402 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.
13. Other income (expense):
Components of other income (expense) included in “Other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2006, 2007 and 2008 were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Net realized gains on marketable securities	¥366	¥309	¥748	$7,491
Other than temporary impairment of marketable securities and other investments	(251)	(8,086)	(11,418)	(114,352)
Foreign exchange gains (losses), net	8,072	281	(1,609)	(16,114)
Rental revenue received	2,525	2,407	2,256	22,594
Dividends income	4,446	7,203	3,310	33,150
Penalties and compensation for damages	3,279	2,000	2,193	21,963
Other, net	2,938	(292)	(1,366)	(13,680)

Total	¥21,375	¥3,822	¥(5,886)	$(58,948)

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
14. Related party transactions:
As previously noted, DOCOMO is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group.
DOCOMO has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless communications services.
Receivables include primarily customer accounts receivables related to DOCOMO’s sales of wireless communications services to customers, which NTT collects on behalf of DOCOMO. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2006, 2007 and 2008, DOCOMO purchased capital equipment from NTT Group companies in amount of ¥71,897 million, ¥103,728 million and ¥78,112 million ($782,293 thousand), respectively.
DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own all the voting interests in NTT FINANCE, of which DOCOMO owned 4.2% as of March 31, 2008. Accordingly, NTT FINANCE is a related party of DOCOMO. Under the terms of the contracts, funds are bailed to NTT FINANCE and DOCOMO can withdraw the funds upon its demand. The balance of bailment was ¥100,000 million as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Other assets” of ¥50,000 million in the consolidated balance sheets as of March 31, 2007. The contracts had remaining terms to maturity ranging from 3 months to 1 year and 3 months with the average interest rate of 0.2% per annum as of March 31, 2007.
The balance of bailment was ¥100,000 million ($1,001,502 thousand) as of March 31, 2008. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥50,000 million ($500,751 thousand) and “Short-term investments” of ¥50,000 million ($500,751 thousand) in the consolidated balance sheets as of March 31, 2008. The contracts had remaining terms to maturity ranging from 1 month to 3 months with the average interest rate of 0.4% per annum as of March 31, 2008.
The fair values of the bailment contracts are not determinable as these contracts are with a related party and a secondary market for such contracts does not exist. There were no contracts of bailment expired during the year ended March 31, 2006. The average balance of the contracts of bailment expired during the year ended March 31, 2007 and 2008 was ¥25,178 million and ¥51,243 million ($513,200 thousand), respectively. The recorded amount of interest income derived from the contracts was ¥95 million, ¥269 million and ¥388 million ($3,886 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15. Segment reporting:
From a resource allocation perspective, DOCOMO views itself as having three primary business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. DOCOMO terminated its PHS services on January 7, 2008. The miscellaneous business segment includes credit services, wireless LAN services, Quickcast (paging) services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO terminated its Quickcast services on March 31, 2007. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets primarily include cash, deposits, securities, loans and investments in affiliates. DOCOMO allocates common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets of each segment. Capital expenditures in the “Corporate” column include expenditures in “Miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.
Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
	Mobile phone	PHS	Miscellaneous
Year ended March 31, 2006	business	business	businesses	Corporate	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	—	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	—	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	—	¥832,639

Total assets	¥4,782,740	¥34,414	¥23,241	¥1,524,862	¥6,365,257

Depreciation and amortization	¥729,349	¥5,054	¥3,734	—	¥738,137

Capital expenditures	¥749,456	¥1,071	—	¥136,586	¥887,113

	Millions of yen
	Mobile phone	PHS	Miscellaneous
Year ended March 31, 2007	business	business	businesses	Corporate	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	—	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	—	4,014,569

Operating income (loss)	¥803,671	¥(15,383)	¥(14,764)	—	¥773,524

Total assets	¥5,067,348	¥25,212	¥40,213	¥983,442	¥6,116,215

Depreciation and amortization	¥735,270	¥3,230	¥6,838	—	¥745,338

Capital expenditures	¥781,548	¥1,195	—	¥151,680	¥934,423

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of yen
	Mobile phone	PHS	Miscellaneous
Year ended March 31, 2008	business	business	businesses	Corporate	Consolidated
Operating revenues	¥4,647,132	¥9,953	¥54,742	—	¥4,711,827
Operating expenses	3,788,943	39,912	74,660	—	3,903,515

Operating income (loss)	¥858,189	¥(29,959)	¥(19,918)	—	¥808,312

Total assets	¥4,838,663	¥19,664	¥80,668	¥1,271,839	¥6,210,834

Depreciation and amortization	¥767,481	¥1,601	¥7,343	—	¥776,425

Capital expenditures	¥623,975	¥244	—	¥134,524	¥758,743

	Thousands of U.S. dollars
	Mobile phone	PHS	Miscellaneous
Year ended March 31, 2008	business	business	businesses	Corporate	Consolidated
Operating revenues	$46,541,132	$99,680	$548,242	—	$47,189,054
Operating expenses	37,946,350	399,720	747,721	—	39,093,791

Operating income (loss)	$8,594,782	$(300,040)	$(199,479)	—	$8,095,263

Total assets	$48,459,319	$196,935	$807,892	$12,737,496	$62,201,642

Depreciation and amortization	$7,686,340	$16,034	$73,540	—	$7,775,914

Capital expenditures	$6,249,124	$2,443	—	$1,347,261	$7,598,828

DOCOMO does not disclose geographical segments, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.
There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2006, 2007 and 2008.
Revenues from external customers for each similar product and service were presented as follows:

				Thousands of
	Millions of yen			U.S. dollars
Year ended March 31	2006	2007	2008	2008
Operating Revenues :
Wireless services	¥4,295,856	¥4,314,140	¥4,165,234	$41,714,913
Cellular services revenues	4,158,134	4,182,609	4,018,988	40,250,255
- Voice revenues	3,038,654	2,940,364	2,645,096	26,490,696
Including: FOMA services	1,169,947	1,793,037	2,084,263	20,873,941
- Packet communications revenues	1,119,480	1,242,245	1,373,892	13,759,559
Including: FOMA services	613,310	971,946	1,254,648	12,565,328
PHS services revenues	40,943	23,002	9,472	94,863
Other revenues	96,779	108,529	136,774	1,369,795
Equipment sales	470,016	473,953	546,593	5,474,141

Total operating revenues	¥4,765,872	¥4,788,093	¥4,711,827	$47,189,054

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
16. Employees’ retirement benefits:
Severance payments and contract-type corporate pension plan—
Employees whose services with DOCOMO are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations, the amount of which is determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the non-contributory defined benefit pension plans (“Defined benefit pension plans”) sponsored by DOCOMO.
The following table presents reconciliations of the changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2007 and 2008. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥188,856	¥183,004	$1,832,789
Service cost	10,219	9,521	95,353
Interest cost	3,654	3,889	38,948
Benefit payments	(9,737)	(10,471)	(104,867)
Plan amendment	(465)	—	—
Transfer of liability from defined benefit pension plans of the NTT group	160	281	2,815
Actuarial gain	(9,683)	(3,996)	(40,020)

Projected benefit obligation, end of year	¥183,004	¥182,228	$1,825,018
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥79,266	¥85,207	$853,350
Actual return on plan assets	3,096	(7,870)	(78,818)
Employer contributions	4,470	3,980	39,860
Benefit payments	(1,661)	(1,838)	(18,408)
Transfer of plan assets from defined benefit pension plans of the NTT group	36	65	651

Fair value of plan assets, end of year	¥85,207	¥79,544	$796,635
At March 31:
Funded status	¥(97,797)	¥(102,684)	$(1,028,383)

The following table provides the amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2007 and 2008:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Liability for employees’ retirement benefits	¥(98,621)	¥(102,912)	$(1,030,666)
Prepaid pension cost	824	228	2,283

Net amount recognized	¥(97,797)	¥(102,684)	$(1,028,383)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Items recognized in “Accumulated other comprehensive income” as of March 31, 2007 and 2008 were summarized in the following table:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Actuarial gains (losses), net	¥(28,737)	¥(33,921)	$(339,720)
Prior service cost	20,239	18,332	183,595
Transition obligation	(1,439)	(1,312)	(13,140)

Total	¥(9,937)	¥(16,901)	$(169,265)

The accumulated benefit obligation for the Defined benefit pension plans was ¥176,586 million and ¥176,476 million ($1,767,411 thousand) as of March 31, 2007 and 2008, respectively.
The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2007 and 2008 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	¥178,323	¥177,963	$1,782,303
Fair value of plan assets	79,702	75,051	751,637
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	¥171,549	¥172,239	$1,724,977
Fair value of plan assets	79,313	75,051	751,637
The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2006, 2007 and 2008 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Service cost	¥9,879	¥10,219	¥9,521	$95,353
Interest cost on projected benefit obligation	3,493	3,654	3,889	38,948
Expected return on plan assets	(1,640)	(2,028)	(2,144)	(21,472)
Amortization of prior service cost	(1,861)	(1,907)	(1,907)	(19,099)
Amortization of actuarial gains and losses	2,018	1,600	834	8,353
Amortization of transition obligation	132	127	127	1,272

Net periodic pension cost	¥12,021	¥11,665	¥10,320	$103,355

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income” for the years ended March 31, 2006, 2007 and 2008 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income”:
Adjustment to minimum pension liability	¥(4,564)	¥(8,778)	—	—
Actuarial (gains) losses arising during period, net	—	28,737	¥6,018	$60,270
Prior service cost arising during period	—	(20,239)	—	—
Transition obligation arising during period	—	1,439	—	—
Amortization of prior service cost	—	—	1,907	19,099
Amortization of actuarial gains and losses	—	—	(834)	(8,353)
Amortization of transition obligation	—	—	(127)	(1,272)
Elimination of minimum pension liability	—	(5,206)	—	—

Total recognized in “Accumulated other comprehensive income”	¥(4,564)	¥(4,047)	¥6,964	$69,744

Total recognized in net periodic pension cost and “Accumulated other comprehensive income”	¥7,457	¥7,618	¥17,284	$173,099

The amount of actuarial losses, unrecognized transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income” to net pension cost during the year ending March 31, 2009 is ¥1,192 million, ¥127 million and ¥(1,907) million, respectively.
The assumptions used in determination of the pension plans’ projected benefit obligations as of March 31, 2007 and 2008 were as follows:

	2007	2008
Discount rate	2.2%	2.3%
Long-term rate of salary increases	2.1	2.2
The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
Discount rate	2.0%	2.0%	2.2%
Long-term rate of salary increases	2.1	2.1	2.1
Expected long-term rate of return on plan assets	2.5	2.5	2.5
In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The weighted-average asset allocations of Defined benefit pension plans as of March 31, 2007 and 2008 by asset category were as follows:

	2007	2008
Domestic bonds	32.8%	42.6%
Domestic stock	23.8	23.0
Foreign stock	14.8	13.8
Foreign bonds	18.3	10.7
Other	10.3	9.9

Total	100.0%	100.0%

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2008 was: domestic bonds, 45.0%; domestic stock, 25.0%; foreign stock, 15.0%; foreign bonds, 10.0%; and other financial instruments 5.0%.
As of March 31, 2007 and 2008, domestic stock owned by the Defined benefit pension plans as its plan asset included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in amount of ¥666 million (0.8% of total plan assets) and ¥479 million ($4,797 thousand, 0.6% of total plan assets), respectively.
Occasionally, employees of the NTT group companies transfer to DOCOMO. Upon such transfer, the NTT group companies transfer the relevant vested pension obligation for each employee along with a corresponding amount of plan assets and cash. Therefore, the difference between the pension obligation and related plan assets transferred from the NTT group companies to DOCOMO, included in the above table which presents reconciliations of the changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets, represents cash paid by the NTT group companies to DOCOMO, which has not been invested in plan assets.
DOCOMO expects to contribute ¥2,747 million to the Defined benefit pension plans in the year ending March 31, 2009.
The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

		Thousands of
Year ending March 31,	Millions of yen	U.S. dollars
2009	¥13,365	$133,851
2010	12,164	121,823
2011	11,701	117,186
2012	11,435	114,522
2013	11,176	111,928
2014-2018	65,981	660,801

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan) —
DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and both NTT Group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan as defined by SFAS No. 87 “Employers’ Accounting for Pensions” and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥12,787 million, ¥13,108 million and ¥13,369 million ($133,891 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.
Both NTT Group, including DOCOMO and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Law. The NTT CDBP is considered a defined benefit pension plan as defined by SFAS No. 87. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP represented approximately 10.5% of the total members as of both March 31, 2007 and 2008.
In June 2003, under the Defined-Benefit Corporate Pension Law, NTT Kosei-Nenkin-Kikin or NTT Employee’s Pension Fund (“NTT Plan”), which was the antecedent of the NTT CDBP, applied to the Japanese government for permission for the NTT Plan to be released from the future obligations to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. The NTT Plan also applied to the government for permission for the NTT Plan to be released from the substitutional portion of the past obligations in April 2007, and the application was approved in July 2007. As a result, the participants of the NTT Plan were transferred to the NTT CDBP.
In February 2008, the NTT CDBP transferred the remaining substitutional obligation and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with EITF Issue No.03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, DOCOMO accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial gains and losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥3,892 million ($38,978 thousand), and the excess of projected benefit obligation over the accumulated benefit obligation, which was ¥4,395 million ($44,016 thousand), were netted and recognized as settlement gain of ¥503 million ($5,038 thousand) from the transaction. The net of the obligation settled and the assets transferred to the government was recognized as a gain on subsidy from the government of ¥24,199 million ($242,353 thousand). As a result of recording the settlement gain and governmental subsidy as reduction of “Selling, general and administrative”, the aggregate amount of ¥24,702 million ($247,391 thousand) was recognized as decrease in operating expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2008. A “Decrease in liability for employees’ retirement benefits” of ¥19,002 million ($190,306 thousand) recognized in the consolidated statements of cash flows for the year ended March 31, 2008 was net of a decrease of ¥24,702 million ($247,391 thousand) in liability for employees’ retirement benefits due to gain on transfer of substitutional portion and an increase of ¥5,700 million ($57,085 thousand) in liability for employees’ retirement benefits which was derived from other factors.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table presents reconciliations of the changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2007 and 2008. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2007 and 2008.

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥132,031	¥131,405	$1,316,024
Service cost	3,440	3,244	32,489
Interest cost	2,619	2,872	28,763
Benefit payments	(1,272)	(1,123)	(11,247)
Internal adjustment due to transfer of employees within the NTT group	(438)	(413)	(4,136)
Actuarial gain	(4,975)	(2,412)	(24,156)
Transfer of the substitutional portion to the government	—	(55,288)	(553,711)

Projected benefit obligation, end of year	¥131,405	¥78,285	$784,026
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥90,262	¥94,136	$942,774
Actual return on plan assets	3,697	(3,122)	(31,267)
Employer contributions	1,240	954	9,554
Employee contributions	522	452	4,527
Benefit payments	(1,272)	(1,123)	(11,247)
Internal adjustment due to transfer of employees within the NTT group	(313)	(294)	(2,944)
Transfer of the substitutional portion to the government	—	(26,694)	(267,341)

Fair value of plan assets, end of year	¥94,136	¥64,309	$644,056
At March 31:
Funded status	¥(37,269)	¥(13,976)	$(139,970)

Items recognized in “Accumulated other comprehensive income”, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, were summarized in the following table:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Actuarial gains (losses), net	¥(6,080)	¥(5,221)	$(52,288)
Prior service cost	2,497	2,140	21,432

Total	¥(3,583)	¥(3,081)	$(30,856)

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The accumulated benefit obligation regarding DOCOMO employees for the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation was ¥109,680 million and ¥61,864 million ($619,569 thousand) at March 31, 2007 and 2008, respectively.
The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2007 and 2008 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	¥131,405	¥78,285	$784,026
Fair value of plan assets	94,136	64,309	644,056
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	¥109,680	¥19,518	$195,473
Fair value of plan assets	94,136	16,803	168,282
The net periodic pension cost related to the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation for the years ended March 31, 2006, 2007 and 2008, included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Service cost	¥3,626	¥3,440	¥3,244	$32,489
Interest cost on projected benefit obligation	2,580	2,619	2,872	28,763
Expected return on plan assets	(1,970)	(2,254)	(2,339)	(23,425)
Amortization of prior service cost	(357)	(357)	(357)	(3,575)
Amortization of actuarial gains and losses	1,956	362	16	160
Contribution from employees	(532)	(522)	(452)	(4,527)

Net periodic pension cost	¥5,303	¥3,288	¥2,984	$29,885

Gain on transfer of substitutional portion of pension liabilities	—	—	(24,702)	(247,391)
Total	¥5,303	¥3,288	¥(21,718)	$(217,506)

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other changes in plan assets and benefit obligations of the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation recognized in “Accumulated other comprehensive income” for the years ended March 31, 2006, 2007 and 2008 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income”:
Adjustment to minimum pension liability	¥(2,132)	¥(600)	—	—
Actuarial (gains) losses arising during period, net	—	6,080	¥3,049	$30,536
Prior service cost arising during period	—	(2,497)	—	—
Amortization of prior service cost	—	—	357	3,575
Amortization of actuarial gains and losses	—	—	(16)	(160)
Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	—	(3,892)	(38,978)
Elimination of minimum pension liability	—	(311)	—	—

Total recognized in “Accumulated other comprehensive income”	¥(2,132)	¥2,672	¥(502)	$(5,027)

Total recognized in net periodic pension cost, gain on transfer of substitutional portion of pension liabilities and “Accumulated other comprehensive income”	¥3,171	¥5,960	¥(22,220)	$(222,533)

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income” to net periodic pension cost during the year ending March 31, 2009 is ¥97 million and ¥(357) million, respectively.
The assumptions used in determination of the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2007 and 2008 were as follows:

	2007	2008
Discount rate	2.2%	2.3%
Long-term rate of salary increases	2.6	2.6
The assumptions used in determination of the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
Discount rate	2.0%	2.0%	2.2%
Long-term rate of salary increases	2.6	2.6	2.6
Expected long-term rate of return on plan assets	2.5	2.5	2.5

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.
The weighted-average asset allocations of the NTT CDBP as of March 31, 2007 and 2008 by asset category were as follows:

	2007	2008
Domestic bonds	49.6%	58.2%
Domestic stock	17.9	17.4
Foreign stock	11.4	10.4
Foreign bonds	14.2	8.1
Other	6.9	5.9

Total	100.0%	100.0%

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure financial soundness of plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The target ratio in March 2008 was: domestic bonds, 60.8%; domestic stock, 18.2%; foreign stock, 10.5%; foreign bonds, 7.7%; and other financial instruments 2.8%. As of March 31, 2007 and 2008, domestic stock owned by the NTT CDBP as its plan asset included common stock of NTT and the NTT group companies including DOCOMO in the amount of ¥9,548 million (0.7% of total plan assets) and ¥4,744 million ($47,511 thousand, 0.5% of total plan assets), respectively.
DOCOMO expects to contribute ¥799 million to the NTT CDBP in the year ending March 31, 2009.
The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

		Thousands of
Year ending March 31,	Millions of yen	U.S. dollars
2009	¥981	$9,825
2010	1,323	13,250
2011	1,497	14,992
2012	1,672	16,745
2013	1,852	18,548
2014-2018	11,729	117,466

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
17. Income taxes:
Total income taxes for the years ended March 31, 2006, 2007 and 2008 were computed as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Income from continuing operations before equity in net income (losses) of affiliates and minority interest	¥341,382	¥313,679	¥322,955	$3,234,401
Equity in net income (losses) of affiliates	1,653	(850)	9,257	92,709
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	6,927	(10,586)	(11,668)	(116,855)
Less: Reclassification of realized gains and losses included in net income	(1,618)	(276)	299	2,994
Net revaluation of financial instruments	256	576	(363)	(3,635)
Less: Reclassification of realized gains and losses included in net income	(172)	(552)	455	4,557
Foreign currency translation adjustment	(234)	76	6,634	66,440
Less: Reclassification of realized gains and losses included in net income	(15,779)	—	(88)	(881)
Adjustment to initially apply SFAS No. 158	—	(3,395)	—	—
Pension liability adjustment:
Actuarial gains (losses) arising during period, net	—	—	(3,513)	(35,183)
Less: Amortization of prior service cost	—	—	(926)	(9,274)
Less: Amortization of actuarial gains and losses	—	—	348	3,486
Less: Amortization of transition obligation	—	—	52	521
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	—	1,660	16,624
Minimum pension liability adjustment	2,758	3,849	—	—

Total income taxes	¥335,173	¥302,521	¥325,102	$3,255,904

Substantially all income or loss before income taxes and income tax expenses or benefits are domestic.
For the years ended March 31, 2006, 2007 and 2008, the Company and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs subject to municipalities.
The aggregate statutory income tax rate was 40.9% all through the years ended March 31, 2006, 2007 and 2008. The effective income tax rate for the years ended March 31, 2006, 2007 and 2008 was 35.9%, 40.6% and 40.3%, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Reconciliation of the difference of the effective income tax rates of DOCOMO and the statutory tax rates are as follows:

	2006	2007	2008
Statutory income tax rate	40.9%	40.9%	40.9%
Expenses not deductible for tax purposes	0.2	0.2	0.3
Tax credit for special tax treatment such as R&D investment tax incentive, IT investment promotion tax incentive and IT infrastructure tax incentive	(2.6)	(0.9)	(0.8)
Changes in valuation allowance	(0.9)	—	—
Other	(1.7)	0.4	(0.1)

Effective income tax rate	35.9%	40.6%	40.3%

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2007 and 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Deferred tax assets:
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	¥45,139	¥48,618	$486,911
Liability for employees’ retirement benefits	54,329	46,965	470,356
Reserve for point loyalty programs	42,397	46,004	460,731
Deferred revenues regarding “Nikagetsu Kurikoshi” (2 month carry-over)	28,779	32,441	324,897
Accrued enterprise tax	6,244	16,594	166,189
Compensated absences	9,276	12,455	124,737
Accrued commissions to agent resellers	23,293	9,343	93,570
Marketable securities and other investments	3,604	7,873	78,848
Accrued bonus	7,006	6,897	69,074
Inventories	14,861	5,428	54,362
Unrealized holding losses on available-for-sale securities	—	1,746	17,486
Other	10,571	12,435	124,537

Total deferred tax assets	¥245,499	¥246,799	$2,471,698

Deferred tax liabilities:
Foreign currency translation adjustment	128	6,674	66,840
Property, plant and equipment due to differences in capitalized interest	1,738	2,343	23,465
Investment in affiliates	438	2,292	22,955
Intangible assets (principally customer related assets)	5,499	2,026	20,291
Unrealized holding gains on available-for-sale securities	9,623	—	—
Other	7,436	3,551	35,563

Total deferred tax liabilities	¥24,862	¥16,886	$169,114

Net deferred tax assets	¥220,637	¥229,913	$2,302,584

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2007 and 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2007	2008	2008
Deferred tax assets (current assets)	¥94,868	¥108,037	$1,081,993
Deferred tax assets (non-current investments and other assets)	127,696	123,403	1,235,884
Other current liabilities	(7)	—	—
Other long-term liabilities	(1,920)	(1,527)	(15,293)

Total	¥220,637	¥229,913	$2,302,584

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that the amount of the deferred tax assets is realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.
Effective April 1, 2007, DOCOMO applied the provisions of FIN 48, which, among other things, requires applying a “more-likely-than-not” threshold to the recognition and derecognizing of tax positions. As of the date of the application of FIN 48 DOCOMO had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases within the next 12 months. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income. No interest or penalties have been accrued at the date of application.
DOCOMO mainly files income tax returns in Japan. According to the Japanese tax law, the statute of limitation is 5 years (i.e. the years ended March 31, 2003 to 2007) in the case of underreporting of the taxable income. In addition, the statute of limitations is 7 years (i.e. the years ended March 31, 2001 to 2007) in the case of amendment of net operating losses and tax evasion. The Company and its major domestic subsidiaries are no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2007. In the case of transfer pricing, the statute of limitations is 6 years (i.e. the years ended March 31, 2002 to 2007).
Other taxes—
The consumption tax rate for all taxable goods and services, with minor exceptions, is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the Company when purchasing goods and services.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
18. Commitments and contingencies:

Leases—
DOCOMO leases certain facilities and equipment in the normal course of business under capital leases or operating leases.
Assets covered under capital leases at March 31, 2007 and 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
Class of property	2007	2008	2008
Tools, furniture and fixtures	¥12,016	¥11,699	$117,166
Software	875	409	4,096

Sub-total	12,891	12,108	121,262
Less: Accumulated depreciation and amortization	(7,143)	(7,833)	(78,448)

Total	¥5,748	¥4,275	$42,814

Tools, furniture and fixtures are classified as part of property, plant and equipment, while software is classified as part of intangible assets.
Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2008 were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars
2009	¥3,036	$30,405
2010	2,332	23,355
2011	1,591	15,934
2012	882	8,833
2013	382	3,826
Thereafter	61	611

Total minimum lease payments	8,284	82,964
Less—Amount representing interest	(506)	(5,067)

Present value of net minimum lease payments	7,778	77,897
Less—Amounts representing estimated executory costs	(1,031)	(10,326)

Net minimum lease payments	6,747	67,571
Less—Current obligation	(2,422)	(24,256)

Long-term capital lease obligations	¥4,325	$43,315

The above obligations are classified as part of other current and long-term liabilities as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2008 were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars
2009	¥2,152	$21,553
2010	1,870	18,728
2011	1,521	15,233
2012	1,424	14,261
2013	1,424	14,261
Thereafter	14,238	142,594

Total minimum future rentals	¥22,629	$226,630

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of 1 month or less that were not renewed:

				Thousands of
	Millions of yen			U.S. dollars
	2006	2007	2008	2008
Minimum rentals	¥64,323	¥67,897	¥70,673	$707,792

Litigation—
As of March 31, 2008, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Purchase commitments—
DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services and the acquisition of equity securities. Commitments outstanding as of March 31, 2008 amounted to ¥51,746 million ($518,237 thousand) (of which ¥3,632 million ($36,375 thousand) are with related parties) for property, plant and equipment, ¥22,029 million ($220,621 thousand) (of which none are with related parties) for inventories and ¥44,920 million ($449,875 thousand) (of which ¥849 million ($8,503 thousand) are with related parties) for the other purchase commitments.
Guarantees—
DOCOMO applied FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners. While the most of guarantees provided for subscribers relate to product defects of cellular phone handsets sold by DOCOMO, DOCOMO is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations as of March 31, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
19. Financial instruments:
(1) Risk management
The fair values for DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative financial instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions and DOCOMO management believes that there is little risk of default by these counterparties. DOCOMO sets and follows internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts.
(2) Fair value of financial instruments
Short-term financial instruments—
All cash and short-term investments, current receivables, current payables and certain other short-term financial instruments are short-term in nature. Therefore their carrying amounts approximate fair values except the items separately referred below.
Long-term debt including current portion—
The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.
The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2007 and 2008 were as follows:

Millions of yen				Thousands of U.S. dollars
2007		2008		2008
Carrying		Carrying		Carrying
amount	Fair value	amount	Fair value	amount	Fair value
¥602,863	¥606,910	¥476,752	¥481,832	$4,774,682	$4,825,558
Interest rate swap agreements—
DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). DOCOMO designated this derivative as a fair value hedge utilizing the short-cut method in SFAS No. 133, which permits an assumption of no ineffectiveness if these and other criteria are met. The offset to the change in fair value of the interest rate swap was reflected in the balance of the hedged instrument within “Long-term debt” in the consolidated balance sheets and interest expense was adjusted to include the effects of payments made and received under the swap.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The table below shows the contract amount and fair value of the interest rate swap agreement as of March 31, 2007 and 2008:

Contract Term			Millions of yen
(in the year	Weighted average rate per annum		2007
ended/ending	Receive	Pay	Contract	Fair
March 31,)	fixed	floating	Amount	value
2004-2012	1.5%	0.9%	¥235,800	¥858

					Thousands of
Contract Term			Millions of yen		U.S. dollars
(in the year	Weighted average rate per annum		2008		2008
ended/ending	Receive	Pay	Contract	Fair	Contract	Fair
March 31,)	fixed	floating	Amount	value	Amount	Value
2004-2012	1.5%	1.2%	¥235,800	¥3,511	$2,361,542	$35,163
The interest rate swap agreements have remaining terms to maturity ranging from 3 years to 3 years and 9 months.
The fair values of interest rate swaps were obtained from counterparty financial institutions and represent the amount that DOCOMO could have settled with the counterparties to terminate the swaps outstanding as of March 31, 2007 and 2008.
Foreign currency swap agreement—
In February 2005, DOCOMO entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As this currency swap contract qualified as a cash flow hedge instrument for accounting purposes and all the essential terms of the currency swap and the hedged item are identical, there was no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction was recorded as “Accumulated other comprehensive income”. The amount recorded as “Accumulated other comprehensive income” was reclassified as gain or loss when the offsetting gain or loss derived from the hedged item was recorded in the accompanying consolidated statements of income and comprehensive income.
For the year ended March 31, 2006, ¥1,262 million of loss from currency translation and ¥28 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥92 million of loss, net of applicable taxes, was recorded as “Net revaluation of financial instruments” included in “Accumulated other comprehensive income” in the consolidated balance sheets as of March 31, 2006.
For the year ended March 31, 2007, ¥1,320 million of loss from currency translation and ¥30 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥58 million of loss, net of applicable taxes, was recorded as “Net revaluation of financial instruments” included in “Accumulated other comprehensive income” in the consolidated balance sheets as of March 31, 2007.
In March 2008, DOCOMO redeemed the $100 million unsecured corporate bonds hedged by the contract. As a result of the redemption, ¥1,114 million ($11,157 thousand) related to the hedged transaction recorded as “Net revaluation of financial instruments” included in “Accumulated other comprehensive income” in the consolidated balance sheets was reclassified to ¥1,462 million ($14,642 thousand) of currency transaction loss and ¥348 million ($3,485 thousand) of deduction of interest expense in the consolidated statements of income and comprehensive income for the year ended March 31, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The table below shows the contract amount and fair value of the derivative financial instrument as of March 31, 2007 and 2008:

Millions of yen				Thousands of U.S. dollars
2007		2008		2008
Contract		Contract		Contract
amount	Fair value	amount	Fair value	Amount	Fair value
¥10,485	¥1,251	—	—	—	—
Foreign exchange forward contracts—
DOCOMO has foreign exchange forward contracts to hedge currency exchange risk associated with foreign currency assets and liabilities.
The table below shows the contract amount and fair value of foreign exchange forward contracts as of March 31, 2007 and 2008:

Millions of yen				Thousands of U.S. dollars
2007		2008		2008
Contract		Contract		Contract
amount	Fair value	amount	Fair value	Amount	Fair value
¥938	¥4	¥4,731	¥(16)	$47,381	$(160)
The fair values of foreign exchange forward contracts were obtained from counterparty financial institutions and represent the amounts that DOCOMO could have settled with the counterparties to terminate the swaps outstanding as of March 31, 2007 and 2008.
Other—
Information regarding “Investments in affiliates”, “Marketable securities and other investments” and contracts of bailment of cash for consumption with related party is disclosed in Notes 6, 7 and 14, respectively.
(3) Concentrations of risk—
As of March 31, 2008, DOCOMO did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its results of operations.
20. Subsequent event:
There were no significant subsequent events other than those described in other footnotes to this consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
YEARS ENDED MARCH 31, 2006, 2007 and 2008
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions (*1)	of Year
2006
Allowance for doubtful accounts	¥18,359	¥9,919	¥(13,538)	¥14,740
2007
Allowance for doubtful accounts	¥14,740	¥8,654	¥(10,216)	¥13,178
2008
Allowance for doubtful accounts	¥13,178	¥12,107	¥(8,784)	¥16,501

	Thousands of U.S. dollars
	Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions (*1)	of Year
2008
Allowance for doubtful accounts	$131,978	$121,252	$(87,972)	$165,258

*	1: Amounts written off.

Millions of yen
Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions	of Year
2006
Valuation allowances—Deferred tax assets	¥23,436	—	¥(23,436)	—
2007
Valuation allowances—Deferred tax assets	—	—	—	—
2008
Valuation allowances—Deferred tax assets	—	—	—	—

Thousands of U.S. dollars
Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions	of Year
2008
Valuation allowances—Deferred tax assets	—	—	—	—

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.
By	/s/ Ryuji Yamada
Name: Ryuji Yamada
Title: President and Chief Executive Officer
Date: June 26, 2008

EXHIBIT INDEX

Exhibit
Number		Description
1.1	—	Articles of Incorporation of the registrant (English translation)
1.2	—	Share Handling Regulations of the registrant (English translation)*
1.3	—	Regulations of the Board of Directors of the registrant (English translation)
1.4	—	Regulations of the Board of Corporate Auditors of the registrant (English translation)**
2.1	—	Specimen common stock certificates of the registrant***
2.2	—
Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

8.1	—	List of Subsidiaries
11.1	—	Code of Ethics*
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	—	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
15.1	—	Management’s Report on Internal Control Over Financial Reporting
15.2	—	Report of Independent Registered Public Accounting Firm

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.

***	Previously filed with the Securities and Exchange Commission on January 25, 2002 and herein incorporated by reference.