Form 20-F
period 2009-03-31
NTT DOCOMO INC
filed 2009-06-25
CIK 1166141

As filed with the Securities and Exchange Commission on June 25, 2009
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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

Hiromichi Takahashi or Kana Hamazaki
TEL: +81-3-5156-1338/FAX: +81-3-5156-0271
Sanno Park Tower, 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo 100-6150 Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2009, 41,759,807 shares of common stock were outstanding, comprised of 41,535,363 shares and 22,444,400 ADSs (equivalent to 224,444 shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in Item 3.D. and elsewhere in this annual report.

PART I

As used in this annual report, references to “DOCOMO,” “the Company,” “we,” “our,” “our group” and “us” are to NTT DoCoMo, Inc. and its subsidiaries except as the context otherwise requires.

“The year ended March 31, 2009” refers to our fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as at and for the years ended March 31, 2005 through 2009. The data as at and for the years ended March 31, 2005 through 2009 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read the selected financial data below, in conjunction with Item 5 of this annual report and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Selected Financial Data

	As of and for the year ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except per share data)

Income Statement Data
Operating revenues:
Wireless services	¥4,296,537	¥4,295,856	¥4,314,140	¥4,165,234	¥3,841,082	$38,740
Equipment sales	548,073	470,016	473,953	546,593	606,898	6,121

Total	4,844,610	4,765,872	4,788,093	4,711,827	4,447,980	44,861
Operating expenses	4,060,444	3,933,233	4,014,569	3,903,515	3,617,021	36,480

Operating income	784,166	832,639	773,524	808,312	830,959	8,381
Other income (expense)(1)	504,055	119,664	(581)	(7,624)	(50,486)	(509)

Income before income taxes, equity in net income (losses) of affiliates and minority interests	1,288,221	952,303	772,943	800,688	780,473	7,872
Income taxes	527,711	341,382	313,679	322,955	308,400	3,111

Income before equity in net income (losses) of affiliates and minority interests	760,510	610,921	459,264	477,733	472,073	4,761
Equity in net income (losses) of affiliates, net of applicable taxes(2)(3)	(12,886)	(364)	(1,941)	13,553	(672)	(7)
Minority interests	(60)	(76)	(45)	(84)	472	5

Net income	¥747,564	¥610,481	¥457,278	¥491,202	¥471,873	$4,759

	As of and for the year ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions, except per share data)

Per Share Data
Basic and diluted earnings per share	¥15,771	¥13,491	¥10,396	¥11,391	¥11,172	$112.67
Dividends declared and paid per share	¥2,000	¥3,000	¥4,000	¥4,400	¥4,800
Dividends declared and paid per share(4)	$18.65	$25.54	$34.03	$44.07	$48.41
Balance Sheet Data
Working capital(5)	¥1,047,597	¥558,459	¥568,988	¥533,465	¥679,293	$6,851
Total property, plant and equipment, net	2,682,429	2,777,454	2,900,653	2,834,607	2,691,485	27,146
Total assets	6,136,521	6,365,257	6,116,215	6,210,834	6,488,220	65,438
Total debt(6)	948,523	792,405	602,965	478,464	639,233	6,447
Total liabilities	2,228,468	2,312,120	1,953,748	1,933,050	2,144,912	21,633
Total shareholders’ equity	3,907,932	4,052,017	4,161,303	4,276,496	4,341,585	43,788
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	781,096	774,137	801,046	830,784	847,463	8,547
Net cash provided by operating activities	1,181,585	1,610,941	980,598	1,560,140	1,173,677	11,837
Net cash used in investing activities	(578,329)	(951,077)	(947,651)	(758,849)	(1,030,983)	(10,398)
Net cash used in financing activities	(672,039)	(590,621)	(531,481)	(497,475)	(182,441)	(1,840)
Margins (percent of operating revenues):
Operating income margin	16.2%	17.5%	16.2%	17.2%	18.7%	18.7%
Net income margin	15.4%	12.8%	9.6%	10.4%	10.6%	10.6%

(1)	Includes a gain on the sale of AT&T Wireless Services, Inc. shares of ¥501,781 million for the year ended March 31, 2005, and an aggregate gain on the sales of Hutchison 3G UK Holdings Limited and KPN-Mobile N.V. shares of ¥101,992 million for the year ended March 31, 2006.

(2)	Includes impairment of investments in affiliates. See Note 6 of Notes to Consolidated Financial Statements.

(3)	Net of deferred taxes of ¥1,492 million, ¥1,653 million, ¥(850) million, ¥9,257 million and ¥567 million in the years ended March 31 2005, 2006, 2007, 2008 and 2009, respectively.

(4)	The dividends per share were translated into U.S. dollars at the relevant record date.

(5)	Working capital was computed by subtracting total current liabilities from total current assets.

(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average*	Period-end

2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
Calendar Year 2008

December	93.71	87.84	91.28	90.79
Calendar Year 2009

January	94.20	87.80	90.12	89.83
February	98.55	89.09	92.92	97.74
March	99.34	93.85	97.86	99.15
April	100.71	96.49	98.92	98.76
May	99.24	94.45	96.64	95.55
June (through June 12, 2009)	98.56	95.72	97.28	98.17

*	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

We have translated selected Japanese yen amounts presented in this annual report solely for your convenience. The rate we used for such translations was $1.00 = ¥99.15, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. The noon buying rate for Japanese yen on June 12, 2009 was $1.00 = ¥98.17.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

Market changes such as the introduction of Mobile Number Portability (MNP) and the emergence of new service providers are resulting in increasing competition with other service providers in the telecommunications industry. For example, other mobile service providers have introduced new products and services including 3G handsets, music player handsets, music distribution services, and flat-rate services for voice communications and e-mail limited to specified recipients, and new installment sale methods for handsets. There are also providers that now offer or may in the future offer services such as combined billing, aggregated point programs, and services offering free calls between fixed-line and cellular phones in conjunction with fixed-line communications, which may be more convenient for customers.

At the same time, there may be increased competition resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones, high-speed fixed-line broadband Internet service and digital broadcasting, wireless LAN, and so on or convergence of these services.

In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile network operators in Japan such as saturation in the Japanese cellular market, changes to business and market structures due to the entry of new competitors in the market, including MVNOs*, changes in the regulatory environment, and increased rate competition.

Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition among cellular service providers in the areas of rates and services. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, we may need to incur higher than expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions such as the introduction in June 2004 of “Pake-hodai,” which is a packet flat-rate service for FOMA i-mode, the introduction of a new unified rate plan for FOMA services and mova services in November 2005 that users find simple and easy to understand, the introduction in March 2006 of a new rate plan that enables users to apply Pake-hodai to all FOMA services, the introduction in March 2007 of “Pake-hodai full,” a service that enables subscribers with full-browser handsets to view not only i-mode but also PC websites and video for a flat monthly rate, the introduction in August 2007 of “Fami-wari MAX 50” and “Hitoridemo Discount 50,” which give a uniform 50% discount on basic monthly charges, regardless of length of continuous service, the introduction in April 2008 of a new rate plan that allows users in the same “Family Discount” group to make free domestic calls to each other 24 hours a day, and the introduction in October 2008 of the packet flat-rate service, “Pake-hodai double,” with monthly charges varying according to usage. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscribers. Furthermore, these rate revisions are expected to lead to a certain decline in ARPU, but if the trend of subscribers using “Family Discount” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect. Furthermore, if the market growth slows or the market shrinks due to the economic downturn, APRU may decrease even more than forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. The foregoing factors may have a material adverse effect on our financial condition and operating results.

*	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.

Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

We view increase in revenue through the expansion of packet communication services and other data communication services from promotion of use of various i-mode services and through the development and expansion of new services focused on i-mode FeliCa, such as credit services, which are useful in everyday life and business, as important factors to our future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

Furthermore, if market growth slows or the market shrinks due to the economic downturn, the services, forms of usage, and sales methods provided by us may not develop sufficiently, which could affect our financial conditions and limit our growth. In particular, we cannot be certain whether or not the following can be achieved:

•	We will be able to find the partners and content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of vendors and other establishments to install i-mode FeliCa readers;

•	We will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;

•	The services and installment sale and other methods we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•	Manufacturers and content providers will steadily create and offer products including handsets for our 3G system and handsets and programming for our 3G i-mode services at appropriate prices and on a timely basis;

•	Our current and future data communication services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;

•	Demand in the market for mobile handset functionality will be as we envision and as a result our handset procurement costs will be reduced, which will enable us to offer our handsets at appropriate prices; and

•	We will be able to commence services with improved data communication speed enabled by HSDPA* and HSUPA** technology as planned.

If the development of our new services or forms of use is limited, it may have a material effect on our financial condition and results of operations.

*	Abbreviation of High Speed Downlink Packet Access. A technology for high-speed packet data transmission from base station to handset based on Wideband Code Division Multiple Access, or W-CDMA.

**	Abbreviation of High Speed Uplink Packet Access. A technology for high-speed packet data transmission from handset to base station based on W-CDMA.

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the Government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	Revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting or collecting i-mode content fees or putting i-mode service on cellular phone handsets as an initial setting;

•	Regulations to prohibit or restrict certain content or transactions or mobile Internet services such as i-mode;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Regulations to increase handset competition such as SIM* unlocking regulations;

•	Fair competition measures to promote new entry by MVNOs;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation); and

•	Other measures including competition safeguard measures directed toward us, NTT East and NTT West, revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

It is difficult to predict with certainty if any of the above proposed changes will be drafted into the relevant laws and regulations, and if they are implemented, the extent to which our business will be affected. However, if the implementation of one or more of the changes described above or other changes to laws and regulations are made, we may experience constraints on the provision of our mobile communication services and changes may arise in our existing revenue structure, and this may have an adverse effect on our financial condition and results of operations.

*	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum it can use. We have limited spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our i-mode service significantly expands. Also, in relation to our FOMA services, packet flat-rate service for FOMA i-mode, and our flat-rate service that enables subscribers to view full-browser PC websites and video, an increase in the number of subscriptions and traffic volume of our subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline. Furthermore, with an increasing number of subscriptions and traffic volume, our quality of service may decline if we cannot obtain the necessary allocation of spectrum from the Government for the smooth operation of our business.

We may not be able to avoid reduced quality of services despite our continued efforts to improve the efficiency of our use of spectrum through technology and to acquire new spectrum. If we are not able to successfully address such problems in a timely manner, we may experience constraints on the growth of our mobile communication services or lose subscribers to our competitors, which may materially affect our financial condition and results of operations.

The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

For our 3G system, we use W-CDMA technology. W-CDMA technology is one of the global standards for cellular telecommunication technology approved by the International Telecommunications Union (ITU). We may be able to offer our services, such as global roaming, on a worldwide basis if enough other mobile network operators adopt handsets and network facilities based on W-CDMA standard technology that is compatible with ours. We expect that the companies we have invested in overseas, our overseas strategic partners and many other mobile network operators will adopt this technology.

Also, we have technology alliances with overseas operators in relation to i-mode services and we are aggressively promoting the spread and expansion of i-mode services by overseas operators.

However, if a sufficient number of other mobile network operators do not adopt W-CDMA technology or there is a delay in the introduction of W-CDMA technology, we may not be able to offer global roaming services as expected and we may not be able to offer our subscribers the convenience of overseas service. Also, if adoption of W-CDMA technology abroad is not conducted sufficiently and the number of i-mode subscribers among our strategic partners and the usage of i-mode services by those subscribers does not increase sufficiently, we may not realize the benefits of economies of scale we currently expect in terms of purchasing network facilities and offering handsets and contents developed for our services at appropriate prices. Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to appropriately and promptly adjust their handsets and network equipment if we need to change the handsets or network we currently use due to a change in W-CDMA technology as a result of activities conducted by standard-setting organizations.

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

In recent years, the companies in which we have invested have experienced a variety of negative developments, including severe competition, increased debt burdens, worldwide economic recession, significant change in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and such loss in value is other than a temporary decline, we may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

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

Various functions are mounted on the mobile handsets we provide, and if we cannot appropriately deal with technological problems that may arise with respect to current or future handsets or the malfunction, defect or loss of handsets, our credibility may decline and our corporate image may be damaged, leading to an increase in cancellations of subscription or an increase in expenses for indemnity payments to subscribers and our financial condition or results of operations may be affected. New issues may arise which are different from those related to mobile communication services which we have been providing, especially with i-mode handsets with FeliCa capabilities that can be used for electronic payment and credit transactions. Events that may lead to a decrease in our credibility and corporate image, or an increase in cancellations of subscriptions and indemnity payments for subscribers include the followings:

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

One example is unsolicited bulk e-mail sent through our e-mail services, including i-mode mail and SMS. Despite our extensive efforts to address this issue caused by unsolicited bulk e-mails including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage our corporate image, leading to a reduction in the number of i-mode subscriptions.

Mobile phones have been used in crimes such as the “it’s me” fraud, whereby callers request an emergency bank remittance pretending to be a relative. To combat these misuses of our services, we have introduced various measures such as more strict identification confirmation at points of purchase and ended new contracts for pre-paid mobile phones as of March 31, 2005 because pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and lead to an increase in cancellation of contracts.

In addition, as our handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet communication at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet communication in terms of frequency and volume. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. Further, there are a variety of issues concerning the possession of mobile phones by children in elementary and junior high schools, and discussions concerning whether our access restriction service to harmful web sites (“Filtering service”), which applies basically to subscribers under 20 years of age as the enforcement of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, is sufficient and accurate. These issues may similarly damage our corporate image.

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

We possess information on numerous subscribers in the telecommunications, credit, and other businesses, and to appropriately and promptly address the Law Concerning the Protection of Personal Information, we have put in place comprehensive company-wide security management such as thorough management of confidential information including personal information, employee education, supervision of subcontractors and by strengthening technological security.

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

For us to carry out our business, it is necessary to obtain licenses and other rights to use the intellectual property rights of third parties. Currently, we are obtaining licenses from the holders of the rights concerned by concluding license agreements. We will obtain the licenses from the holders of the rights concerned if others have the rights to those intellectual property rights necessary for us to operate our business in the future. However, if we cannot come to an agreement with the holders of the rights concerned or a mutual agreement concerning the granted rights cannot be maintained afterwards, there is a possibility that we will not be able to provide our specific technologies, products or services. Also, if we receive claims of violation of intellectual property rights from others, we may be forced to expend considerable time and cost in reaching a resolution, and if such claims are recognized, we may be liable to pay damages for infringement of the rights concerned, which may adversely affect our financial condition and results of operations.

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

Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others such as by causing cancer and vision loss and interfering with various electronic medical devices including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunication devices to the health of users could adversely affect us through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber or litigation, and may also potentially adversely affect our corporate image, financial condition and results of operations. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will not demonstrate a relation between electric wave emissions and health problems.

Furthermore, although the electric wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan, including guidelines regarding the specific absorption rate of electric waves, and the International Commission on Non-Ionizing Radiation Protection, the guidelines of which are regarded as an international safety standard, the Electromagnetic Compatibility Conference Japan has confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones. There is a possibility that modifications to regulations, new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2009, NTT owned 66.19% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2009, NTT owned 66.19% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 144,180,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

There are restrictions on your ability to withdraw shares from the depositary receipt facility.

Each ADS represents the right to receive 1/100th of a share of common stock. Therefore, pursuant to the terms of the deposit agreement with our depositary, The Bank of New York Mellon, in order to withdraw any shares, a holder of ADSs must surrender for cancellation and withdrawal of shares, ADRs evidencing 100 ADSs or any integral multiple thereof. Each ADR will bear a legend to that effect. As a result, holders of ADSs will be unable to withdraw fractions of shares from the depositary or receive any cash settlement in lieu of withdrawal of fractions of shares. In addition, although the ADSs themselves may be transferred in any lots pursuant to the deposit agreement, the ability to trade the underlying shares may be limited.

Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York Mellon, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only it can exercise the rights of shareholders in connection with the deposited shares. In certain cases, we may not ask The Bank of New York Mellon to ask holders of ADSs for instructions as to how they wish their shares voted. Even if we ask The Bank of New York Mellon to ask holders of ADSs for such instructions, it may not be possible for The Bank of New York Mellon to obtain these instructions from ADS holders in time for The Bank of New York Mellon to vote in accordance with such instructions. The Bank of New York Mellon is only obliged to try, as far as practical, and subject to Japanese law and our Articles of Incorporation, to vote or have its agents vote the deposited shares as holders of ADSs instruct. In your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the Company, or exercise appraisal rights.

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

Our Articles of Incorporation, our board of directors’ regulations and the Corporation Law of Japan (Kaishaho) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

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

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION, or NTT, the holding company of NTT group. NTT group constitutes one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the MPT, we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region which remained with us) to our eight regional subsidiaries. However, the other eight regional subsidiaries were merged into our company as the surviving company in July 2008.

The following diagram shows our corporate organization and includes our subsidiaries and affiliates as of March 31, 2009. Unless otherwise indicated, we own 100% of the voting securities of the subsidiaries included in the diagram. The percentages in parenthesis represent our group’s holdings of the total issued shares in these subsidiaries and affiliates.

NTT DOCOMO, INC.

Service Subsidiaries＊

- DOCOMO Business Net, inc.
- DOCOMO Engineering Chugoku, Inc.
- DOCOMO Engineering Hokkaido Inc.
- DOCOMO Engineering Hokuriku Inc.
- DOCOMO Engineering Inc.
- DOCOMO Engineering Kansai, Inc.
- DOCOMO Engineering Kyushu Inc.
- DOCOMO Engineering Shikoku Inc.
- DOCOMO Engineering Tohoku Inc.
- DOCOMO Engineering Tokai Inc.
- DOCOMO i Kyushu Inc.
- DOCOMO Mobile Chugoku, Inc.
- DOCOMO Mobile Inc.
- DOCOMO Mobile Tokai Inc.
- DOCOMO Mobilemedia Kansai, Inc.
- DOCOMO Service Chugoku Inc.
- DOCOMO Service Hokkaido Inc.
- DOCOMO Service Hokuriku Inc.
- DOCOMO Service Inc.
- DOCOMO Service Kansai Inc.
- DOCOMO Service Kyushu Inc.
- DOCOMO Service Shikoku Inc.
- DOCOMO Service Tohoku Inc.
- DOCOMO Service Tokai Inc.
- DOCOMO Support Inc.
- DOCOMO Systems, Inc.
- DOCOMO Technology, Inc.

Other Subsidiaries

- Business Expert Inc.
- Business Expert Tokai, Inc.
- Business Expert Kansai, Inc.
- Business Expert Kyushu, Inc.
- D2 Communications Inc. (51.0%)
- DOCOMO Capital, Inc.
- DOCOMO China Co., Ltd.
- DOCOMO.com, Inc.
- DOCOMO Communications Laboratories Europe GmbH
- DOCOMO Communications Laboratories USA, Inc.
- DOCOMO Beijing Communications Laboratories Co., ltd.
- DOCOMO Europe Limited
- DOCOMO i-mode Europe B.V.**
- DOCOMO interTouch Pte. Ltd.
- DOCOMO PACIFIC, INC.
- Double Square Inc. (98.0%)
- DOCOMO・Tametan, Inc. (97.7%)
- DPC Inc. (63.2%)
- Dynastep, inc. (98.4%)
- e Engineering Inc.
- e Engineering Tokai, Inc.
- e Engineering Kansai, Inc.
- e Engineering Kyushu Inc.
- Mobile Innovation Co., Ltd. (72.6%)
- Multimedia Broadcasting, Inc. (51.0%)
- NIPPON DATA COM Co., Ltd. (66.2%)
- NTT DOCOMO USA, Inc.
- SEIBU DENSAN Co., Ltd. (66.2%)

and 60 other subsidiaries

Affiliates

- CXD NEXT CO., LTD. (40.0%)
- Hutchison 3G HK Holdings Ltd. (24.1%)
- Hutchison Telephone Company Ltd. (24.1%)
- FeliCa Networks, Inc. (38.0%)
- Mobile Internet Capital, Inc. (30.0%)
- NIPPON TELECOMMUNICATIONS NETWORK CO., LTD. (35.4%)
- NTT Broadband Platform, Inc. (22.0%)
- NTT Resonant Inc. (33.3%)
- Philippine Long Distance Telephone Company (14.1%)
- Rakuten Auction, Inc. (40.0%)
- Sumitomo Mitsui Card Company, Limited. (34.0%)
- The JV, Ltd. (30.0%)
- Tower Records Japan Inc. (42.1%)
- TM International (Bangladesh), Ltd.*** (30.0%)
- TATA TELESERVICES LIMITED (26.5%)
- Telargo Inc. (49.0%)
- 3G Licensing Ltd. (24.9%)

*	These service subsidiaries provide operational services such as engineering and support services to NTT DoCoMo, Inc.

**	Currently, DOCOMO Netherlands B.V.

***	Currently, Axiata (Bangladesh) Limited.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures or any significant divestitures currently being made.

B.	Business Overview

1.	Overview

We are a mobile telecommunication services provider belonging to NTT group whose parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT). The total number of subscriptions to our cellular services (FOMA and mova) was approximately 54.6 million and our domestic market share was 50.8% as of March 31, 2009.

We not only provide voice services, but also focus on the development of mobile multimedia services such as i-mode service (Internet access service for mobile terminals). In addition to offering enhanced music and video services and mobile credit payment services, we are personalizing services and functions to match customers’ lifestyles and needs and providing services that make use of the unique characteristics of mobile phones such as convenient and appropriate services tailored to use scenarios through collaboration with mobile phones and various customer lifestyle support tools. We also provide handsets adapted for this extensive range of services and contents, offering a handset lineup that has been tailored to diversifying customer values and lifestyles.

As the Japanese mobile communication market makes a transition from growth to maturity, we are shifting from a strategy that emphasizes the acquisition of new subscribers to one that prioritizes our relationship with existing customers and are working to raise the brand loyalty of those customers and to secure a base for stable income. We are striving for further penetration of our new discount services and new handset purchase methods introduced in 2007. In addition, with the diversification of the sense of values and sophistication of the needs of our customers, in April 2008 we unveiled our new corporate brand and the “New DOCOMO Commitments,” which sets forth four commitments for reforming our company:

New DOCOMO Commitments

•	We will revamp our brand and strengthen our ties with our customers

•	We will actively seek out the voices and opinions of our customers so that we can continue to exceed their expectations

•	We will continue to drive innovations so that we can earn the respect and admiration of people worldwide

•	We will become an organization whose energetic staff is capable of overcoming all challenges in pursuit of our corporate vision

Going forward, we will continue to work to offer high-quality, value-added mobile services and technologies to each customer.

We also developed a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the year ended March 31, 2009 and the year ending March 31, 2013. With the changes carried out based on “the customer-focused perspective,” we will continue to take on such challenges to advance the roles of mobile phones, such as “personalization of services,” “development of social-support services,” and “provision of converged services.” By executing the “Change and Challenge” programs, we aim to contribute to society’s sustainable development and a safer, more secure environment for people to lead enriched, convenient lives.

In addition, we have taken measures to create new income opportunities by developing our international businesses such as expanding and enhancing international roaming services, developing international solutions for enterprise business, and reinforcing our overseas business through investments and alliances, mainly in the Asia-Pacific region.

We are putting particular effort into raising the quality of our networks to ensure that customers can use the services we provide comfortably and stably. We are expanding FOMA coverage areas and are working to achieve

100% population coverage by high-speed FOMA as soon as possible, provide a maximum download speed of 7.2 Mbps*, and facilitate access to a rich variety of content such as music and video.

We conduct cutting-edge research and development both in and outside of Japan in fields such as network, wireless and multimedia research. The DOCOMO R&D Center, established in Yokosuka Research Park to assist us in our W-CDMA development as well as the research and development of additional advanced technology, is striving to further expand mobile communication services and is engaging in the development of HSDPA, HSUPA, and LTE, as well as in fundamental research for 4G.

*	The maximum downlink data rate of 7.2 Mbps represents the maximum data rate based on technical standards, and is not the actual data rate achievable.

2.	Wireless Communication Services

We offer wireless voice and data communication services on networks that are accessible by substantially the entire population in Japan. We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. In addition to the cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode. We are continuing to develop a lifestyle infrastructure for cellular phones and are enhancing services such as GPS and credit cards.

Our core business is our cellular services. For the year ended March 31, 2009, our cellular services, including associated equipment sales, accounted for approximately 98.5% of our consolidated operating revenues. We offer mova services, on our 2G network, compatible with voice and data communications. We also offer FOMA services, on our 3G network, with voice and high-speed data communications which are compatible with various services such as videophone and video content downloading.

In order to improve convenience for our subscribers and to expand usage and increase profits, we are providing various additional services and features.

• Cellular (mova) Services

Our 2G mova services are still offered on our nationwide 800 MHz digital network. However, given that mova subscriptions have been steadily decreasing, we have decided to eventually discontinue mova services on March 31, 2012 and concentrate on our popular 3G service, FOMA. (We ceased accepting new subscriptions on November 30, 2008.) Further, we have determined to terminate our cellular services using the 1.5 GHz radio band (City Phone services) on June 30, 2008.

• Cellular (FOMA) Services

FOMA services are our third generation, or 3G, wireless voice and data communication services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our customers. As of March 31, 2009, subscriptions have become approximately 49.04 million. Moving toward the scheduled termination date of mova services in March 2012, we will promote further migration of our mova subscribers to FOMA services.

Our basic strategy is to expand our FOMA services. We believe that our FOMA services are well-suited for both ordinary users and business users because of FOMA’s advanced features, including clear voice quality, high data communication speed, video communication capabilities, and diversified billing plans for packet communication.

In August 2006, we launched our FOMA high speed services, which achieved a downlink transmission speed of up to 3.6Mbps*. In December 2008, we achieved 100% population coverage nationwide in the FOMA high-speed area with maximum downlink transmission speed of 7.2Mbps. Going forward, we will continue to enhance the FOMA high-speed areas, and build coverage areas that meet our customers’ expectations.

*	The maximum downlink data rate of 3.6 Mbps represents the maximum data rate based on technical standards, and is not the actual data rate achievable.

• i-mode Services

i-mode services are our wireless Internet access services based on a data transmission system that organizes data into bundles called packets prior to transmission. Our i-mode capable handsets allow subscribers to send and receive data through our i-mode server to and from the Internet in addition to providing them with the full range of cellular voice services. i-mode is an optional service available to mova and FOMA subscribers which allows users to send and receive e-mail, access online services such as banking services and airline and ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all cellular handsets which we currently sell are i-mode compatible, thus allowing our customers to choose whether or not to subscribe to i-mode service.

As of March 31, 2009, the number of i-mode subscriptions had reached 48.47 million and the number of i-mode portal menu sites had reached 16,587 (FOMA only).

Services on i-mode

Typical services that may be accessed through an i-mode handset include:

•	e-mail;

•	games and other entertainment;

•	music distribution/video clips/e-books;

•	social network services;

•	online shopping (CDs, books, tickets, others)/auctions;

•	news, weather and sports information;

•	mobile banking;

•	other financial services, such as “DCMX,” “iD” and other credit card services and information and online stock quotes and trading;

•	maps and travel information;

•	community guides, living information, safety and healthcare information; and

•	telephone directories.

In August 2006, we launched the “Music Channel,” a service that, requiring only advance settings by a user, automatically distributes music programming of up to an hour in length to FOMA users with HSDPA compatible handsets late at night and enables users to listen to the programming at any time during the day. In November 2007, the service also began offering distribution of video programs, and we changed the name of the service to the “Music & Video Channel.”

In January 2008, the number of subscribers to “i-channel,” a service for FOMA subscribers with i-mode services that automatically delivers and displays the latest information such as news, weather, entertainment, sports, horoscopes, and more, exceeded 15 million.

In June 2008, we launched the “POCKETU” service, which enables users to access or view videos, music, photos, and documents stored on the user’s home PC via mobile phone or smartphone. In August 2008, we began providing the “Net Kaden Plug-In” service as an expanded function, and are expecting expansion of video use in mobile environments such as viewing videos recorded on an HDD recorder from a mobile phone at a remote location. To ensure that customers can use these services with peace of mind, we are providing secure access such as through the use of VPN for connecting home PCs to our network to prevent unauthorized access by third parties.

The number of subscribers to the “i-concier” service, which was launched in November 2008 and which enables cellular handsets to act as a concierge by assisting customers in their daily lives, exceeded one million in April 2009.

Improvement of i-mode

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

In April 2008, we overhauled “iMenu,” the i-mode portal site. Through this renewal, we redesigned the site for greater convenience and added search functions in collaboration with Google on the top screen for “iMenu,” available without charges for packet communication (charges apply for access from overseas), and began to provide news and weather information. Further, in January 2009, we launched a system that enables customers to select from six different themes for their i-mode screen depending on the customer’s preferences, thereby making i-mode even more convenient to use.

We plan to personalize services and features to match the lifestyles and needs of individual customers and to continue adding new and attractive i-mode services in the future.

To cope with the issue of unsolicited bulk e-mails sent to our i-mode users, we have taken a number of measures, including the following: we have enabled users to block all e-mail sent to them from particular addresses, blocked e-mails sent to large numbers of invalid e-mail addresses, enabled users to restrict incoming e-mail to user-designated domains, restrict incoming emails from senders who send emails to a large number of addresses, and SMS rejection functions. Also in November 2007, in addition to the existing lineup of spam countermeasures, we began offering anti-spoof functions — a function for refusing e-mail having fraudulent sender information and a “domain designation and refusal” function that enables users to refuse to receive e-mail containing designated domain names in the sender address — and because in the wake of the variety of anti-spam functions being offered, the settings required to enable these functions had become complicated and numerous, we began providing a simplified e-mail settings function to facilitate their use, by beginners and children in particular. In January 2008, because there were cases where users using anti-spam functions were, because of their settings, unable to receive e-mails from mailing lists and forwarded e-mails, we began providing an “addressee-designated” function enabling reception of such e-mails. By making it easier for customers to implement various anti-spam settings, such as changing the configuration of the settings screen, we are striving for further convenience.

With respect to access restriction services (filtering services)*, we comply with certification standards of third party organizations (EMA) to the “i-mode Filters.” We also began providing the “Web Blocking” service that restricts access to web sites and “Access Restriction Customization” that allows customers to make individual settings of web sites to be blocked and those that can be viewed according to their own preferences. We also modified the “i-mode Filters” service and confirmed with all current i-mode subscribers under 18 years of age who had not yet signed up for “Access Restriction” services whether they wished to use “Access Restriction” services, and unless their parents or guardians specifically reported that the services were unnecessary, “i-mode Filters” were applied to such subscribers automatically. Following the implementation of the “Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use” on April 1, 2009, we began strongly encouraging the use of access restriction services when customers sign up for i-mode services and are working towards promotion of the services.

*	Services that restrict access to harmful sites: “Kids i-mode Filters” which allows access only to i-mode menu sites, other than “gravure” sites and community sites; and “i-mode Filters” which allows access to public sites other than the sites such as dating sites, illegal sites and community sites.

• Other Mobile Multimedia Services

We have focused extensively on our initiative to develop the mobile multimedia and data communication markets. As part of these efforts, we have been offering a wide variety of data services such as packet communication at a speed up to 28.8 Kbps for i-mode and DoPa services, 64K data service on the PHS platform and data communication at a speed up to 384 Kbps on FOMA and 7.2 Mbps on FOMA HIGH-

SPEED. Our client authentication service ensures a highly secure individual authentication to suit a variety of users of the mobile Internet.

As part of our endeavor to promote mobile multimedia services, we began sales of the DoPa Ubiquitous Module in July 2004 and the FOMA Ubiquitous Module in December 2005 to address the increase in machine-to-machine services. We expect that incorporation of these modules will lead to a broad range of uses such as automobile fleet management, wireless credit card transaction systems, and systems enabling automatic inventory checks between vending machines and service centers. These modules contribute to our strategy of broadening the scope of mobile communication. Ubiquitous Modules are used mainly in person-to-machine and machine-to-machine communications. We offer a ubiquitous plan for FOMA services and DoPa services for PDC, and we offer low-rate services for users with low-traffic needs. As of March 31, 2009, there were 670,000 subscriptions to DoPa services and 860,000 subscriptions to the ubiquitous plan. Also, in order to focus management resources on FOMA services (our 3G communication services), we ceased accepting new subscriptions for DoPa single packet services for 2G communication services in September 2008. We have determined to terminate DoPa services in March 2012.

We provide “Business mopera Access Series” services to corporate customers, to enable them to link to office information systems outside the workplace. “Business mopera Access Pro” provides extremely high-security access to corporate LANs from remote terminals such as notebook PCs and PDAs via closed networks. This service makes it possible under a contract for a single dedicated line to provide access to office information systems through wireless networks such as FOMA, mova, DoPa, i-mode and Wide Star (satellite packet communication only).

We provide the “mopera U” service, which enables FOMA customers to access the Internet from public wireless LAN service areas, overseas (using international roaming connections) and fixed-line broadband circuits at home. The “mopera U” service provides users with diversified access options and strives to enhance security features such as web compression, packet filtering, and transmission domain authentication to prevent spam mails.

In August 2006, we launched the “Business mopera Anshin Manager” service for remotely setting and controlling mobile phones and expanded the Business mopera network lineup of network services for corporate customers. We added a browser use restriction function and simultaneous transmission function in January 2007, expanded the number of browser restricted URLs in September 2007, added subgroup settings and common manager settings in March 2008, and added remote initialization and remote customization functions in November 2008.

We started offering the “HOMEU” service in June 2008. This service is the first service in Japan to use household broadband lines and wireless LAN routers to enable high-speed packet communication at a maximum uplink and downlink speed of 54 Mbps as well as IP telephony using the FOMA/wireless LAN dual function N906iL handset. We also launched the FMC service, “One Number (HOMEU)” in October 2008. This service allows users to use a single phone number (090 or 080 number) when making and receiving calls in FOMA and “HOMEU” service areas. Using a single number for FOMA and IP phones decreases missed calls, increasing the frequency with which calls reach the recipient and otherwise improving communication efficiency. In June 2009, we revised our monthly charges, to provide the service at a monthly charge of ¥490 (including tax), which is less than half the previous monthly charges of ¥1,029 (including tax). We believe this revision makes the service even more customer-friendly.

In October 2006, we launched the “OFFICEED,” an internal communication service for corporate customers that uses an In-building Mobile Communications System (“IMCS”) to provide free voice communication among registered FOMA handsets within the IMCS service area. With this service, by installing an IMCS and additional dedicated equipment, customers can use their existing FOMA handsets for free voice communication among registered members within the IMCS service area. The service makes use of an IMCS and existing FOMA handsets to reduce communication expenses. In May 2007, as part of the “OFFICEED” service menu, we launched the “OFFICEED-PBX Connection Service,” which achieves communication between FOMA handsets and internal telephone lines by connecting “OFFICEED” and the PBX, enabling FOMA handsets to serve as cordless internal telephones.

In November 2006, we also launched the “Business mopera IP Centrex” service. This service for corporate customers enables users to make internal or outbound IP telephony calls via IP Centrex devices on DOCOMO networks without the need for an in-house IP-PBX. The FOMA and wireless LAN compatible handsets, such as N900iL and N902i and N906iL, can be used as an extension phone for internal calls, as an IP phone (with a 050 number) for external calls, and as a FOMA-compatible mobile phone (with a 090 number) when outside the office, allowing users to access a number of different communication services from a single handset. Business customers that introduce this service will not incur expenses for installation, operation, and maintenance of PBX and other equipment and can lower their communication expenses by using low-cost IP telephony voice networks and eliminating fees for internal calls, including calls made between different offices. In April 2007, we began providing new plans and expanded functions, including soft phone and fixed IP phone compatibility.

In addition, in June 2008, we launched “IP Centrex One Number,” a Fixed Mobile Convergence (“FMC”) service which enables users to make and receive calls with a single number (090 or 080) in both FOMA and Office areas (IP Centrex area).

We offer a public wireless LAN service called “Mzone,” and started “U ‘Public Wireless LAN’ Course” as an optional service of “mopera U.” Customers in Mzone areas (DOCOMO Public Wireless areas) such as airports and train stations are able to send and receive data at high speed of up to 54Mbps using notebook PCs with wi-fi, smartphones, PDAs, or cellular game devices. In October 2007, the monthly fee for the “U ‘Public Wireless LAN’ Course” was lowered to ¥315 yen. There were approximately 6,700 access points as of March 31, 2009, and we plan to further expand the coverage in the future according to the needs of our customers. Furthermore, we currently offer roaming service domestically through “BB Mobile Point” and “Airport Net” (Narita Airport), and internationally through arrangements with iPass, TeliaSonera, SingTel and Deutsche Telekom. Through these endeavors, we are aiming to provide enhanced convenience to customers by enabling public wireless LAN service over a broad area both in Japan and overseas.

• Cellular Subscribers

The number of our subscriptions including mova and FOMA services has grown by approximately 1,210,000 in the most recent fiscal year to approximately 54.60 million as of March 31, 2009, which represents a market share of 50.8%, a 1.2 point decrease from March 31, 2008. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) marketing from the customers’ perspectives, (iii) enhanced customer service, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode. As a result, the number of FOMA subscriptions increased and was approximately 49.04 million as March 31, 2009.

Subscription growth for i-mode services in the four years ended March 31, 2009 was approximately 4.45 million. The DOCOMO cellular subscription numbers, including i-mode subscription numbers, for the years ended March 31, 2006, 2007, 2008 and 2009 are as follows:

	Year ended March 31,
	2006	2007	2008	2009
	(in thousands)

Cellular subscriptions(1)	51,144	52,621	53,388	54,601
mova subscriptions	27,680	17,092	9,438	5,560
FOMA subscriptions	23,463	35,529	43,949	49,040
i-mode subscriptions	46,360	47,574	47,993	48,474
i-mode subscriptions (FOMA)	22,914	34,052	41,213	44,853
i-mode subscriptions (mova)	23,446	13,522	6,780	3,621
DOCOMO estimated market share of total subscriptions	55.7%	54.4%	52.0%	50.8%
DOCOMO subscription growth rate	4.7%	2.9%	1.5%	2.3%
Average monthly churn rate(2)	0.77%	0.78%	0.80%	0.50%

(1)	The number of cellular subscriptions includes Communication Module Services subscriptions.

(2)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscriptions* from April to March.

*	active cellular subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

• Satellite Mobile Communication Services

We provide satellite mobile communication services for communications in case of emergencies, in mountainous areas and aboard ships. The service area covers the entire territory of Japan and its surrounding waters for roughly up to 200 nautical miles from the coastline. Currently the satellite mobile communication network uses two communication satellites, N-STARc and N-STARd. Satellite mobile communication services can be used for voice, fax, and packet communication. We had approximately 41,000 subscriptions to the services as of March 31, 2009. The services can be used for high-speed packet communication (maximum 64 Kbps downlink and 4.8 Kbps uplink) and a variety of communication services are offered including Internet connectivity and telemetering.

We have determined to discontinue current satellite packet communication services on March 31, 2012. Further, we are developing the next-generation satellite mobile communication services, with packet communication at the maximum speed of 384 Kbps downlink, and plan to launch the services in the first half of 2010.

• PHS Services

Our PHS (Personal Handyphone System) services were wireless voice and data communication services similar to our cellular services but offered using different technology and a different network. PHS was originally introduced by the NTT Personal Group in July 1995. We took over the PHS business from the NTT Personal Group in December 1998. Since that time, we implemented a variety of strategies to improve the performance of our PHS business. However, with the subsequent popularity of inexpensive ADSL and optical fiber fixed-line flat rate data communication services, the introduction of packet flat-rate services using mobile phones, and the increasingly fast data transfer rates, the business environment changed rapidly, and on April 30, 2005, we stopped accepting new subscriptions to PHS services, and we terminated PHS services on January 7, 2008.

As of March 31, 1996, the NTT Personal Group had approximately 0.38 million subscriptions. Initially, with the rapid expansion of service areas and the introduction of inexpensive handsets and billing rates, the number of NTT Personal Group PHS subscriptions reached approximately 2.12 million in September 1997. From there, PHS subscriptions continued to decline. PHS subscriptions increased to approximately 1.92 million as of March 31, 2002, but fell to approximately 0.45 million as of March 31, 2007. As of December 2007, the number of PHS subscriptions was 0.155 million.

3.	Revenues and Tariffs

• Revenues and Tariffs for Cellular Services

Our cellular revenues are generated primarily from basic monthly plan charges, usage charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Law and government guidelines, which currently allow mobile network operators to set their own tariffs without government approval.

Over the past few years, as the competition for acquiring subscribers has increased, tariff rates and monthly charges have been significantly reduced and certain other fees have been eliminated entirely. Currently, our cellular subscribers pay (i) an activation fee of ¥3,000, (ii) a fixed monthly plan charge based upon the “plan” chosen,

(iii) usage or per call charges which vary according to duration and the particular plan chosen and (iv) additional monthly service fees for miscellaneous value-added services, etc.

One of our basic strategies has been to focus on offering subscribers simple and easy-to-understand rate plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of free minutes per month for fixed rates. The amount of free minutes can be applied to FOMA and mova subscribers with the “Two-Month CarryOver” service, which allows automatic carryovers of up to two months, and can be credited against telephone calls, packet communication, “Push Talk (FOMA),” video phone (FOMA), SMS (FOMA), short mail (mova), and international communications. Additionally, we offer various discount services, including discounts for families, long-term subscriber discounts and heavy-volume user discounts. The amount of free minutes will not change even after the discounts are applied to monthly charges.

In November 2007, in conjunction with the introduction of the new “Value Course” handset purchase method, we began offering the new “Value Plan,” which applies to subscribers who have chosen the “Value Course.” Under this plan, when a subscriber purchases a 905i series handset or any later model, that subscriber will be eligible to select the less expensive “Value Plan” (excluding a partial plan), under which basic monthly charges (prior to application of other discounts) will be ¥1,680 lower (including tax) than standard plans. In March 2009, the number of subscribers of the “Value Plan” exceeded 20 million.

For families that have subscriptions between two and ten lines, we offer the “Family Discount” service, which provides discounts both on basic monthly charges and on charges for communications between family members. In August 2007, we began offering “Fami-wari MAX 50,” which also offers subscribers committing to a two-year contract an immediate 50% discount on basic monthly charges. In addition, in April 2008, for FOMA subscribers who have contracted for the “Fami-wari MAX 50” service, communications among members of the same “Family Discount” group, which had been subject to a 30% discount, became free of charge, and the 30% discount for intra-group videophone communication was increased to a 60% discount. Also, not only are customers able to use i-mode mail for free (with some exceptions) within the same group under the “Family Discount” but also they can share unused free minutes under the “Two-Month CarryOver” service within the same group. Further, in May 2009, in order to make the service even more appealing, we expanded the coverage of free mail, for example, by adopting packet communication charges to download large images and videos from group members for free.

In August 2007, we also launched “Hitoridemo Discount 50,” a discount service for subscribers who do not use the “Family Discount” but have a single subscription. With this service, subscribers committing to a two-year contract will immediately receive a 50% discount on basic monthly charges.

In June 2007, for our corporate customers, we began offering the “Office Discount” service. Corporate customers which have between two and 10 DOCOMO mobile phone subscriptions under the same corporate name are eligible for a 25% discount on basic monthly charges and a 30% discount on intra-group communication charges. Also, not only are customers able to use i-mode mail for free (with some exceptions) within the same group under the “Office Discount” but also they can share unused free minutes under the “Two-Month CarryOver” service within the same group. In September 2007, for subscribers contracting under a corporate name who commit to a two-year subscription, we began offering a new discount service called “Office-wari MAX50,” which offers an immediate and uniform 50% discount on basic monthly charges.

In June 2008, we expanded discounts for corporate customers subscribing to FOMA services with the “Office Discount” and “Office-wari MAX 50” services. Under the expanded discounts, domestic calls among “Office Discount” group employees are free (formerly discounted by 30%), 24 hours a day, and videophone communication charges are discounted by 60% (formerly discounted by 30%). Further, in May 2009, in order to make the service even more appealing, we expanded the coverage of free mail, for example, by adopting packet communication charges to download large images and videos from group members for free.

In June 2008, in order to make mobile phone more customer-friendly and help the disabled be more active participants in society, we revised the “Hearty Discount” rate to provide discounts of 50% to 60% on basic monthly charges and other charges.

We believe that our variety of easy-to-understand plans, prices and discounts has helped us remain competitive in retaining existing subscribers and attracting new subscribers. Going forward, we will continue to provide simple and easy-to-understand fee structures for customers.

• i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which the data are transmitted. The use of i-mode incurs a fee in addition to the standard monthly charges of voice services for FOMA and mova. With regards to charges for the additional i-mode functions, so that subscribers can more easily use their mobile phones to connect to the Internet, we have provided Internet connection services at monthly charges that are lower than those of other mobile network operators. However, the cost of providing services has increased because of the improved convenience resulting from the enhanced web pages (viewable for free) that introduce new services and content and explain pricing plans, anti-spam measures and other enhanced functionality to enable peace of mind and safety, and facility enhancement to address the increase in data communication traffic in the wake of the popularity of services that distribute video, music and other large files. In such an environment, we have made an effort to achieve greater efficiency and reduced costs, but to be able to provide even more superior i-mode services going forward, starting in June 2008, we raised the basic monthly charges for i-mode services from ¥210 (including tax) to ¥315 (including tax). The i-mode packet communication charge for FOMA users varies according to the packet billing plan selected by the user, but is priced between ¥0.015 and ¥0.2 per packet (128 bytes). The basic communication charge for mova users is equal to ¥0.3 per packet (128 bytes). When FOMA users use the i-mode mail without any packet discount service, a short e-mail of about 20 full characters can be sent for almost as little as ¥3 and a longer e-mail of 250 full characters would be approximately ¥5. Also, for Java-related services, users are charged according to the size of the application to download various applications such as games, stock charts, maps and cartoons.

In addition to communication charges, there are also information charges payable to content providers when subscribers use certain i-mode sites. For example, access to the Nikkei Money & Sports service and CNN, which provides world news, each costs ¥315 (including tax) per month. We bill subscribers for content provider fees together with communication charges, and receive from the providers a commission of the information charges for our billing and collection services.

In order for customers to use the service without worrying about the monthly charges, and to provide new value and expand the usage of i-mode, since June 2004 we have been providing a packet flat-rate service called “Pake-hodai,” which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥4,095 (including tax), for users of our FOMA i-mode service. By introducing this plan, we added value for our users and expanded use of miscellaneous i-mode contents by freeing customers from concerns about their monthly bill. The charges for packet communication other than i-mode communication in Japan (such as browsing the web via devices connected to a 3G handset) on the “Pake-hodai” service have been set at ¥0.02 per packet.

In March 2007, we launched a new packet flat-rate service called “Pake-hodai full,” which provides FOMA i-mode subscribers with, in addition to i-mode services, full-browser viewing of PC websites and videos for a flat monthly fee. In May 2007, subscribers to packet flat-rate services (“Pake-hodai” and “Pake-hodai full”) exceeded 10 million. In April 2007, for smartphone users, we also launched “Biz-hodai,” a packet flat-rate service for smartphones.

In October 2008, to enable customers to use packet communication services with ease and peace of mind, we introduced the new “Pake-hodai double” and “Biz-hodai double” flat-rate services that feature variable monthly fees based on usage volume. “Pake-hodai double” is an unlimited domestic i-mode communication service with fees starting at ¥1,029 per month (including tax) and a maximum monthly fee of ¥4,410 (including tax). “Biz-hodai double” is a flat-rate service for domestic unlimited non-i-mode packet communication (excluding PC communication) for smartphones with fees starting at ¥1,029 per month (including tax) and a maximum monthly fee of ¥5,985 (including tax). Packet communication using BlackBerry® handsets were made eligible for the “Biz-hodai” and “Biz-hodai double” services in February 2009.

With the introduction of these flat-rate services, we stopped accepting new subscriptions for the “Pake-hodai,” “Pake-hodai full” and “Biz-hodai” services in December 2008. In April 2009, we revised the “Pake-hodai double”

and made packet communication using a connection between a PC and a mobile phone via USB cable, etc. eligible for flat rates under “Pake-hodai double” with a maximum monthly fee of ¥13,650 (including tax). Further, in May 2009, we revised the monthly fees for “Pake-hodai double” and “Biz-hodai double” so that the minimum monthly fee is now ¥490 (including tax). As a result, even customers who rarely use packet communication will be able to use “Pake-hodai double” and “Biz-hodai double” with peace of mind, and the only discount service for data communication especially for i-mode usage is “Pake-hodai double.” We believe the revisions have brought a simpler rate structure for customers.

Note:
BlackBerry is a registered trademark of Research In Motion Limited.

• Fees for Data Transmission Services

In June 2005, we established new rate plans, communication charge reductions and expanded available free minutes primarily for customers who used exclusive devices for FOMA data communication. In October 2007, so that our subscribers could engage in mobile data communication without worrying about over communication charges, we introduced two flat-rate plans, “Flat-rate Data Plan 64K” and “Flat-rate Data Plan HIGH-SPEED.” “Flat-rate Data Plan HIGH-SPEED” is a plan offered at monthly charges starting at ¥4,200 (including tax) and going up to ¥10,500 (including tax), which provides unlimited domestic mobile data communication. “Flat-rate Data Plan HIGH-SPEED” is capable of data communication at a speed of up to 7.2Mbps for downlink, and provides a better environment for mobile data communication.

In addition, in March 2008, we began applying new handset purchase method “Value Course” to exclusive devices for FOMA data communication, and offering a new rate plan “Value Plan” for use with the “Value Course.” Under this purchase method, when a subscriber purchases a FOMA N2502 HIGH-SPEED, exclusive FOMA data communication handset, or later model, that subscriber will be eligible to select the “Value Plan,” under which basic monthly charges (prior to application of other discounts) will be ¥735 lower (including tax) than in standard data plans. In September 2008, for subscribers of “Flat-rate Data Plan HIGH-SPEED” and “Flat-rate Data Plan 64K,” we launched the “Flat-rate Data Discount” service which allows subscribers who commit to a two-year contract to receive a discount of up to ¥3,780 on basic monthly charges. Further, starting in July 2009, we plan to offer a new plan called “Flat-rate Data Plan Standard” and a discount service “Flat-rate Data Standard Discount.” When the “Value Plan” is applied, customers will be able to use these plans at monthly charges that start at ¥1,000 (including tax). With such plans and services, we believe we have achieved a customer-friendly rate structure for mobile data communication, as well as rates for our cellular phone services and i-mode services.

• Cellular Phone Service Usage

We track subscriber usage of our cellular services with two measures, MOU and average monthly revenue per unit (ARPU). MOU measures the average amount of connection time per month per unit among our subscribers. ARPU is used to measure average monthly operating revenues attributable to designated services on a per unit basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges from designated services that are charged consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impacts of changes in our billing arrangements. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.

MOU (FOMA+mova) decreased to 137 minutes per month for the year ended March 31, 2009 from 138 minutes in the prior fiscal year. ARPU (FOMA+mova) decreased to ¥5,710 in the year ended March 31, 2009 from ¥6,360 in the prior fiscal year.

Aggregate ARPU (FOMA + mova) continues to decline moderately because of rate reductions and shifts in usage. During the period from the beginning of the year ended March 31, 2008 to the end of the year ended March 31, 2009, voice ARPU declined while data ARPU increased slightly. The reasons for the decline in voice ARPU include rate reductions (expansion of basic charge discounts as a result of expansion of family discounts, the introduction of new handset purchase methods, and the expansion of “Long-Term Subscriber Discount”) and changes in customer usage patterns (declining MOU and optimization of rate plans). Meanwhile, usage of data services such as i-mode is increasing, and the data ARPU is increasing steadily.

The following tables set forth selected information concerning MOU and ARPU data for our cellular services in three categories, (FOMA + mova), (FOMA) and (mova):

MOU and APRU (FOMA + mova)

	Year ended March 31,
	2007	2008	2009

MOU (FOMA+mova)	144	138	137

Aggregate ARPU (FOMA+mova)	¥6,700	¥6,360	¥5,710
Voice ARPU (FOMA+mova)	4,690	4,160	3,330
Packet ARPU (FOMA+mova)	2,010	2,200	2,380
i-mode ARPU (FOMA+mova)	1,990	2,170	2,340

Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly usage charges, voice communication charges)/No. of active cellular phone subscriptions (FOMA+mova)
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly usage charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly usage charges, packet communication charges)}/No. of active cellular phone subscriptions (FOMA+mova)

i-mode ARPU (FOMA+mova)(2): i-mode ARPU (FOMA+mova) Related Revenues (basic monthly usage charges, packet communication charges)/No. of active cellular phone subscriptions (FOMA+mova)

No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of No. of active subscriptions* for each month from April to March

*	Active subscriptions for each month = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

MOU and ARPU (FOMA)

	Year ended March 31,
	2007	2008	2009

MOU (FOMA)	175	156	148

Aggregate ARPU (FOMA)	¥7,860	¥6,990	¥6,010
Voice ARPU (FOMA)	5,070	4,340	3,360
Packet ARPU (FOMA)	2,790	2,650	2,650
i-mode ARPU (FOMA)	2,750	2,610	2,590

Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly usage charges, voice communication charges)/No. of active cellular phone subscriptions (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly usage charges, packet communication charges)/No. of active cellular phone subscriptions (FOMA)

i-mode ARPU (FOMA)(2): i-mode ARPU (FOMA) Related Revenues (basic monthly usage charges, packet communication charges)/No. of active cellular phone subscriptions (FOMA)

No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of No. of active subscriptions* for each month from April to March

*	Active subscriptions for each month = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

MOU and ARPU (mova)

	Year ended March 31,
	2007	2008	2009

MOU (mova)	104	82	63

Aggregate ARPU (mova)	¥5,180	¥4,340	¥3,750
Voice ARPU (mova)	4,190	3,590	3,090
i-mode ARPU (mova)	990	750	660

Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly usage charges, voice communication charges)/No. of active cellular phone subscriptions (mova)

i-mode ARPU (mova)(2): i-mode ARPU (mova) Related Revenues (basic monthly usage charges, communication charges)/No. of active cellular phone subscriptions (mova)

No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of No. of active subscriptions* for each month from April to March

*	Active subscriptions for each month = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

(1)	Communication Module services subscriptions and the revenues thereof are included in neither the ARPU nor MOU calculations.

(2)	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated.

• Billing and Collection

We bill each of our subscribers on a monthly basis and subscribers may pay their bills by automatic withdrawal from a bank or other financial institution account, by credit card, or in person at any number of locations such as docomo Shops or convenience stores. As of March 31, 2008, approximately 75% of subscribers paid by financial institution account transfer or by credit card, and by March 31, 2009 this rate had risen to a very high level of approximately 83%. This is because when subscribers purchase a mobile phone handset, select the “Value Course,” and pay for the handset in installments, payment options for the handset and monthly use fees have been limited to the account withdrawal or credit-card payment since July 2008. In addition, in July 2008, we introduced a system, which allows applications for these payment methods to be registered online, to mass merchandisers and general distributors to increase convenience of customers. We also provide the “e-billing” service that sends the bills to customers using electronic media instead of paper invoices, which contributes to the environmental preservation.

As of March 31, 2009, the rate of collection for issued bills within 60 days from the payment due date was 99%. To limit the ratio of nonperforming receivables, we closely monitor subscribers with large outstanding amounts or in arrears, and if use fees exceed a certain level within a billing cycle, we send the subscribers frequent notices or take measures for earlier billing. Further, we suspend the services to subscribers who do not pay within 20 to 30 days after the initial due date and also cancel the contracts of customers who do not pay within 60 days.

4.	Marketing

• Sales Strategy

We sell our products and services through a vast sales network covering the entire country. The shops, which deal with our products and services, are operated by various distributors, and as of March 31, 2009, nationwide there were 2,363 docomo Shops, which are specialized stores for which we have approved the use of the DOCOMO’s logo and other trademarks and service marks belonging to us, as well as the use of store exteriors and displays that provide immediate recognition as shops for DOCOMO. These docomo Shops are mainly operated by third party distributors who have no equity relationship with DOCOMO. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2009, the number of such shops was 8,449 (excluding docomo Shops).

One of the major advantages of our large sales network is that it makes it easy for customers to subscribe to our services and purchase products, such as FOMA handsets. As the mobile communication market matures, it is becoming more important to acquire and retain customers. To continue acquiring and retaining subscribers, we are engaged in the following sales and marketing strategies: (1) comprehensive brand enhancement from a customer-oriented perspective; (2) improvement of customer retention programs; (3) continuous expansion of service areas and improvement of network quality; (4) increase in traffic by promoting the use of services such as i-mode services; (5) improvement of the quality of our after-sales services; (6) provision of competitive tariffs; and (7) enhancement of handset lineups.

In order to enhance our business activities based on customer needs, we formed Corporate Branding Division in August 2007 as an entity directly under the direct supervision of our president. Outside marketing experts were invited to participate in the Division, which directed its efforts towards brand marketing unbound by conventional values. In addition to seeking to further strengthen marketing functions, we also reviewed the role of the corporate brand in the light of the changing market environment. This led to the renewal of the DOCOMO brand and declaration of the “New DOCOMO Commitments,” which express a vision of changing our company in April 2008. Under these Commitments, we have thoroughly pursued our customer-based principles and provide each and every customer with the best service along with safety and security in order to transform ourselves to a corporation that exceeds expectations. The functions discussed above are succeeded by Strategic Marketing Department formed by structural reorganization in July 2008.

Moreover, we have employed a new brand statement and a new brand slogan, “Unlimited Potential, in Your Hand,” in an effort to enhance satisfaction of each and every customer and create deeper ties to bring customers continued enjoyment and satisfaction by using DOCOMO products and services. We also selected a new corporate brand logo and corporate color, “DOCOMO red,” which we have been using since July 2008.

In November 2007, we started offering new handset purchase methods. Under these purchase methods, customers can choose the “Value Course” or the “Basic Course” based on their needs. The “Value Course” offers lower basic monthly charges than in conventional model and instead customers pay the initial handset purchase costs on their own. The “Basic Course,” which is similar to the conventional model in that initial costs are reduced by our sales incentives to distributors, offers basic monthly charges unchanged from conventional basic monthly charges and lower initial handset purchase costs, as we pay a portion of (give a discount on) handset purchases in exchange for two-year contracts.

Customers who purchased handsets with “Value Course” will receive lower basic monthly charges even after they finish the payment of handsets, so the longer customers use the same handsets, the more they can cut the spending. Under the “Value Course,” customers can choose from either 12- or 24-month installments, in addition to a lump-sum payment.

Previously in Japan, mobile handsets were sold with sales incentives to reduce initial costs and make them more affordable for customers. We agree that this sales model contributed significantly to the growth of the mobile phone market, but nowadays that the market has matured, issues as feelings of unfairness and the lack of transparency had been emerging, we considered that, in part to solve these problems, it was necessary to introduce a sales model suitable for current situation of Japan’s maturing mobile phone market.

We feel strongly that the combined elements of our sales network, extensive advertising activities, strong branding power, network quality, competitive billing plans, and after-sales services will enable us to continue acquiring and retaining subscribers.

• Customer Support

With Japan’s mobile communication market transitioning to a mature phase, we have shifted from a strategy focusing on acquiring new subscriptions to one concentrating on the relationships with existing customers, and have strived to achieve high customer satisfaction. We consider customer support, including services and after-sales services providing to subscribers, to be extremely critical in retaining subscribers and maintaining the high reputation and recognition of the DOCOMO brand. We provide fruitful services to our customers from the time a subscription is made or a handset is purchased at a docomo Shop or at other sales channels, and such services are supported by our fully integrated information system. In addition, our Internet site, accessible via mobile phones and personal computers, etc., allows customers to change their services, billing plans and addresses, as well as shop for mobile handsets and accessories 24 hours a day.

Our after-sales services are provided mainly through docomo Shops. All docomo Shops can deal with repairs. A toll-free number is available for inquiries on such matters as basic service contents and billing plans. In addition, we have a 24-hour framework for responding to handset and network problems, including stolen or lost handsets.

To enhance the quality of after-sales services for existing subscribers, when our sales distributors provide certain after-sales services, including handset exchanges, billing plan changes, and diagnosis/repair work on products such as handsets, payments suitable for the services performed are paid to the distributors.

Further, in July 2009, we will begin offering at all docomo Shops the “keitai tenken” service, a check-up service for handsets designed to ensure that customers can use their mobile phones — which have become an indispensible tool in their daily lives — with peace of mind and without trouble. With the “keitai tenken” service, to ensure that customers’ handsets are kept in the best possible condition, an expert staff will check handset functions, give advice, carry out minor repairs, and so that customers can continue to use their handsets more comfortably.

Further, in an effort to increase the number of users in customer segments where penetration rate is low, we have provided consultation for customers by holding seminars regularly to promote the understanding of how to use mobile phones.

As part of our efforts to provide enhanced customer services, we offer a membership program called “docomo Premier Club,” This program consists of the rewarding program, complimentary services and after-sales services; depending on their monthly mobile phone usage, subscribers earn points, which can be exchanged for discounts on purchasing handsets, or for travel certificates, restaurant certificates or tickets. Customers are classified into four stages based on their usage during the previous year and years of continuous subscription, and the point-earning percentage increases with each stage level. All members of the Club are entitled to the following services: free repair services for three years from handset purchase; the “Battery Pack Anshin Support,” which offers markdowns on battery packs to customers who have used the same FOMA handsets for at least one year (the service will be expanded in July 2009 to give customers an option to choose a charger adapter in addition to the conventional battery pack); the “Repair Fee Anshin Support.” which caps repair charges for non-insured phones at ¥5,250 (including tax); the “Premier Club Replacement Support,” which provides support in case of undesirable incidents (water exposure, theft, loss, etc.) within one year of handset purchase; the “Delivery Service for Repaired Mobile Phones,” which ships repaired handsets free of charge to customers who do not use replacement phones when their FOMA handsets are being repaired (the service was renewed as “Receive Anywhere Service for Repaired Mobile Phones” in June 2009, so customers are able to choose any docomo Shop or address to receive their repaired handsets); and the “Keitai-Osagashi Service,” which confirms the approximate locations of phones at no cost. Moreover, FOMA customers may apply the “Mobile Phone Protection & Delivery Service,” which for a monthly premium of ¥315 (including tax) protects phones against all problems, including water exposure, loss and damage beyond repair, and then the shipping of replacement handsets. Further, Club members are entitled to other complimentary services from hotels, shops, restaurants, and other sponsor companies. In addition, after October 2007, complimentary services provided by partner companies were expanded to include popular overseas travel destinations (Guam, Saipan, South Korea, Hawaii, and Beijing/Shanghai). Customers in the Premier Stage are also entitled to the following perks: services that give free battery packs (after July 2009, we will give customers an option to choose a charger adapter in addition to the conventional battery pack) to customers who have used the same FOMA handsets for more than one year; participation in “Minna no docomo Kenkyushitsu,” where customers can take part in studies on near-future services; and the benefit of being able to redeem their points for the “DCMX (iD) coupons.”

Further, to promptly respond to opinions for area quality, we offer a service, if requested, by which we perform area quality surveys generally within 48 hours after service staff contact a customer. We also introduced the “Water Exposed Keitai Data Recovery Service,” by which in the case that data such as phonebooks is successfully retrieved from handsets that do not turn on after being subject to accidental water exposure, we copy the data onto CD-Rs and then gave them to customers.

5.	Products

We offer a wide range of handsets to our subscribers. Manufacturers of our handsets have met our strict quality standards. We also offer a one-year warranty period for all handsets and provide free repairs during this period, except for cases when customers are at fault. Further, software can be updated thorough our network, to enhance customer convenience and operational efficiency.

• Mobile Phone Handsets (FOMA)

We had previously offered a lineup that included the 9 series, which came equipped with the latest functions, the 7 series, which focused on key functions, and concept models, which featured unique characteristics, but so that customers can choose according to their values and lifestyles, our handset lineup was renewed in November 2008 to the “docomo STYLE series,” “docomo PRIME series,” “docomo SMART series,” “docomo PRO series,” as well as the “Raku-Raku PHONE series.”

docomo STYLE series

Starting in November 2008, docomo STYLE series handsets were released in models such as “N-02A” and “SH-02A.” The series was developed under the concept of “distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest ‘look’.”

docomo PRIME series

Beginning in November 2008, docomo PRIME series handsets were released in models such as “F-01A” and “P-01A.” The concept for the series is “full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia.” The series features a number of entertainment functions, including videos and games, and lets users fully enjoy the latest mobile entertainment.

docomo SMART series

Starting in January 2009, docomo SMART series handsets were released in models such as “N-04A” and “F-04A.” The series was developed under the concept of “sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.” The series is designed for those who want to successfully balance work and private life. The phones are equipped with useful business tools and feature elegant designs.

docomo PRO series

Beginning in November 2008, docomo PRO series handsets were released in models such as “SH-04A.” The series was developed under the concept of “the most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology.” The series allows customers to use mobile phones comfortably as cutting-edge digital tools with their own specifications by resemblance to personal computers in terms of operations.

In November 2008, we released the smartphone “HT-01A,” equipped with a touch screen and QWERTY keyboard for easy Internet navigation. In December 2008, we released the smartphone “HT-02A,” equipped with a touch screen for easy operation and featuring a slim design palm-size. In February 2009, we released the “BlackBerry® Boldtm,” a high-spec smartphone used throughout the world.

Raku-Raku PHONE series

The series was developed under the concepts of “user-friendliness,” “easy to use,” “easy to see,” and “peace of mind.”

In April 2007, we started selling “Raku-Raku PHONE Basic,” which is a result of our extensive pursuit of beauty in design and easy use of the “calling,” “e-mail” and “i-mode” functions, which are the fundamental functions of mobile phones. In August 2007, we released “Raku-Raku PHONE IV,” the first Raku-Raku PHONE model with the GPS capability and stepped-up calling functions focusing on “audibility” and “ease of talking.” In April 2008, we released “Raku-Raku PHONE PREMIUM” which succeeded the universal design developed for the Raku-Raku PHONE series and improved functions such as “Osaifu-Keitai,” which are preinstalled dedicated applications friendly even to first-time users; “One-Seg,” which can be easily activated by simply swinging the screen to the right; and compatibility with “WORLD WING (3G+GSM).” “Raku-Raku PHONE PREMIUM” also features a user-friendly and elegant design supervised by the same graphic designer of the “Raku-Raku PHONE BASIC.” In addition, “Raku-Raku PHONE IVS” eligible for the “Value Course” was released.

In May 2008, “Raku-Raku PHONE Basic S,” which focuses on easy use of basic mobile phone functions of “calling,” “e-mail” and “i-mode,” went on sale. In August 2008, “Raku-Raku PHONE V,” which comes with a pedometer and sphygmometer for health management, was released. The “Raku-Raku PHONE BASIC II,” a basic phone that is easy for anyone to use has a point-and-shoot camera for easy and high-quality photos, went on sale in April 2009.

Other handset series that went on sale on or after April 2006 are as follows.

Kids’ PHONE

In December 2007, we released “Kids’ PHONE F801,” with improved functions providing peace of mind such as waterproof and loss-prevention functions. In February 2009, we started selling “Kids’ PHONE F-05A,” which initial settings are limited to the functions of a security buzzer, calling and GPS but with enhanced functions available to give families peace of mind.

Concept Models

“FOMA D800iDS,” a two-screen handset equipped with a touch panel, was released in February 2007. In June 2008, we released “PRADA Phone by LG,” which was developed by the global brand “PRADA” through collaboration with LG Electronics.

Smartphones

We released “BlackBerry® 8707h” in September 2006 and “BlackBerry® 8707h” with Japanese language support in July 2007. “hTc Z,” which comes with Windows Mobile® OS installed, went on sale in July 2006. In March 2008, we started selling Windows® handset “F1100,” which is installed with Windows Mobile® 6 and features “portability” and “user-friendliness” with expanded business functions. In June 2008, we released the Windows® phone “HT1100,” which comes installed “TouchFLO,” a new user interface that is operated by rotating the 3D cube menu on a touch screen.

Note:
Windows and Windows Mobile are trademarks or registered trademarks of Microsoft Corporation, registered in the U.S. and other countries.

90X Series

In August 2006, “FOMA N902iX HIGH SPEED,” which is compatible with HSDPA, went on sale. This handset supports “Music Channel (currently “Music & Video channel”)” and “Chaku-Uta Full.” In October 2006, we released the FOMA 903i series, which supports “Chaku-Uta Full” and “Mega i-appli.” In May 2007, the FOMA 904i series, which is compatible with “2in1,” “Chokkan Game” and “Uta Hodai,” was released. In November 2007, the FOMA 905i series went on sale as an “all-in-one phone.” In June 2008, the FOMA 906i series, which is positioned as an all-around video phone, was released. The handset comes with such functions as “WORLD WING (3G+GSM)”; “FOMA high speed (HSDPA)”; “One-Seg”; “GPS”; “2in1”; “DCMX”; “iD”; “Full-wide VGA LCD,” and supports a variety of video services and contents.

70X Series

In January 2007, we released the FOMA 703i series, which pursue unique styles such as the world’s slimmest (as of January 16, 2007) handset and collaboration handsets. In July 2007, we released the FOMA 704i series, which features not only “slim and compact,” but also “One-Seg,” “waterproof” and other functions. In January 2008, we began selling the FOMA 705i series, which is the result of a new approach to design in addition to being slim. As part of this series, “PROSOLIDµ (P705iCL)” — which comes installed with numerous business functions — was released in March of that year, and FOMA “SH705iII,” which features clear and audible calls and “One-Seg” and a 3.2 mega-pixel camera with clearly visible characters and screen, went on sale that April. In July 2008, we launched the FOMA 706i series, which was developed under the concept of individualism and slimness. It features not only a compact design but also functions supporting various customer needs and lifestyles, such as “Extreme Slim One-Seg Phone,” “Waterproof One-Seg,” “Wellness Phone” and “Friendly Phone for Everybody.” The performance of each of these handsets was further improved.

SIMPURE Series

In April 2006, we started offering customers wishing for simple and basic functions the “SIMPURE” series, which is simple and compact and supports overseas use. In December 2006, we released “SIMPURE N1,” a compact phone featuring such basic functions as i-mode, e-mail, camera and TV phone. In June 2007, “SIMPURE L2,” developed in collaboration with a designer, was released as the latest model in the “SIMPURE” series.

Data Communication Devices

In September 2006, the HSDPA-compatible data communication device “FOMA M2501 HIGH SPEED” was released. In October 2007, we launched a USB-type device “FOMA A2502 HIGH SPEED,” which supports HSDPA. This data communication device was developed as part of the device joint procurement project by DOCOMO and South Korean mobile communication provider KT Freetel Co., Ltd. (KTF, currently KT Corporation). In March 2008, we launched “FOMA N2502 HIGH-SPEED,” a compact flashcard-type data communication device that supports high-speed 7.2Mbps. In December of that year, we released “L-02A,” which supports “WORLD WING (3G+GSM),” that enables the use of packet communication in 135 countries and regions around the world (as of December 9, 2008), and which is compatible with FOMA HIGH-SPEED 7.2Mbps.

FOMA Ubiquitous Modules

To further promote the spread and development of FOMA Ubiquitous Modules for the built-in market to the machine communication field, we released in March 2007 “FOMA UM01-F,” which supports both FOMA packet communication and voice/packet communication separation control. In July 2008, we launched the FOMA Ubiquitous Module “UM02-F,” improving functions and expanding the lineup of FOMA Ubiquitous Modules. Currently, the FOMA Ubiquitous Modules have been used in familiar usage, such as for monitoring and controlling power and gas facilities; business support through compact information terminals; and managing inventory for vending machines.

• Mobile Phone Handsets (mova)

For 2G services, we had offered three types: the 5xx series, which featured a variety of functions; the 2xx series, which came with basic functions; and the 6xx series, which was targeted at certain user segments. In response to the persistent demand for mova handsets despite increasing transition by users from mova to FOMA, we offered “N506iSII” and “P506iCII” — which were developed based on the 506i series and featured lower prices — in March and April of 2006, respectively, but we have since released no new mova products.

6.	Electronic Money

• Osaifu-Keitai (i-mode FeliCa Service)

We began “Osaifu-Keitai (i-mode FeliCa service)” services using non-contact IC in July 2004 and have been striving to create new usage opportunities in cooperation with other business platforms, such as electronic money, membership cards and point cards.

As a result, “Osaifu-Keitai” has steadily grown, with subscribers reaching 33.9 million in March 2009 and the number of stores accepting the services totaling approximately 862,000 (as of March 31, 2009). We believe the utilization of the services linked to the customers’ daily lives will be promoted with the emergence of numerous settlement services such as our mobile credit “iD/DCMX,” “Mobile Suica*” which are eligible for shinkansen bullet trains as well as mutual use with “PASMO**,” and e-money “Edy” and “nanaco***.”

Further, “ToruCa,” an additional function of “Osaifu-Keitai,” lets users download, into their handsets, coupons and store information that conventionally have been distributed in paper format at the storefront, by holding “Osaifu-Keitai” over a reader/writer (a reading device set up at the storefront, etc.).

*	A service for “Osaifu-Keitai” with which people can use Suica, a prepaid contactless IC card provided by East Japan Railway Company.

**	A payment system eligible for transportation through a rechargeable prepaid IC card.

***	Prepaid and rechargeable contactless electronic money card provided by Seven & i Holdings Co., Ltd.

• Credit Business

The credit brand “iD,” which enables users to make credit card payments using the “Osaifu-Keitai” services, is a settlement platform that enables a user, simply by holding the “Osaifu-Keitai” over a specialized terminal installed in stores (“reader/writer”), to make a speedy credit settlement without the need for signing on a credit card slip. It can be used for both small and large purchases, and comes with a number of security features to prevent unauthorized use, so that it can be used with peace of mind and safety.

We are providing the “iD” brand as an open model to credit card issuers, who can offer card members credit settlement services combining conventional plastic cards and use of iD with the “Osaifu-Keitai.”

Since the launch of the “iD” in December 2005, the number of subscribers has increased steadily, exceeding 10 million subscriptions in December 2008 and reaching 11.2 million at the end of March 2009. With regard to increasing shops that accept “iD,” we have made shops that play an important role in customers’ day-to-day lives a priority, and settlement on the Internet was made possible in April 2007. The number of stores where “iD” can be used continues to increase steadily including the completion of introduction of “iD” at all McDonald’s shops in four prefectures in the Kanto region and all six prefectures in the Kinki region in March 2009. Going forward, we intend to continue providing “iD” to credit card issuers as an open model.

We aim to expand the range of locations in which the “Osaifu-Keitai” through the “iD” is used and bring up mobile phones as “Seikatsu Keitai,” that is, even more fully integrated into the daily lives of our subscribers. In April 2006, as the credit issuer using “iD,” we launched “DCMX mini” and “DCMX” as credit services adequate for small purchases. In April 2007, we further enhanced our menu of credit services tailored to customers’ spending styles, with the launch of “DCMX GOLD,” which allows for purchases in greater amounts and provides a higher level of customer benefits and rewards. In June 2007, in addition to the DCMX Visa card that we have offered since the launch of the services, we started to issue the DCMX MasterCard, allowing customers, to choose a card from

Visa and MasterCard when they sign up for services. As of March 31, 2009, the number of subscriptions has exceeded 8.98 million.

By enhancing these credit card businesses, we aim to expand the credit market and acquire a portion of this market, leading to growth in our corporate value.

7.	Investments and Affiliations in Japan

• Payment Services and Commercial Transaction

LAWSON

In March 2006, we reached an agreement with LAWSON, INC. (“LAWSON”) to form a business tie-up through capital participation in LAWSON by DOCOMO, with the intention of providing greater convenience to customers. Through the tie-up, DOCOMO and LAWSON will make use of their respective customer bases and expertise in the mobile communication and convenience store businesses to contribute to enriching the lives of customers by providing new value-added services. Under the tie-up, LAWSON introduced “iD” credit card payment services and “ToruCa” information provisions services at all LAWSON stores.

Pursuant to this capital alliance, in April 2006 we acquired 2,092,000 shares of LAWSON, which corresponds to 2.0% of total issued shares, for approximately ¥9 billion.

FamilyMart

In May 2007, we reached an agreement with FamilyMart, Co., Ltd. (“FamilyMart”) to form a business tie-up and for capital participation in FamilyMart, with the intention of providing greater convenience to customers. In June 2007, pursuant to this tie-up, we purchased 2,930,500 shares of FamilyMart common shares (treasury stock), constituting 3.0% of its outstanding shares, for approximately ¥9 billion. Through the tie-up, DOCOMO and FamilyMart will make use of their respective customer bases, brands, business know-how and infrastructure to provide new services having greater added value and convenience that are closely tied to the daily lives of customers. Under the tie-up, FamilyMart introduced “iD” credit card payment services and “ToruCa” information provisions services at all FamilyMart stores, and a variety of services utilizing mobile phones such as “Osaifu-Keitai” compatible “Famima T Card” with the membership card function and “iD” payments for purchases on FamilyMart shopping site for i-mode.

The JV

In February 2007, we agreed to establish a new company with McDonald’s Holdings Company (Japan), Ltd. (“McDonald’s”) to jointly promote e-marketing with a focus on “Osaifu-Keitai.” In conjunction with this tie-up, we jointly formed a new company, The JV, Ltd., in July 2007 to plan and implement promotional activities targeting members of McDonald’s new membership club. This company, which merges McDonald’s and DOCOMO’s respective customer bases, brands, and business know-how in the restaurant and mobile phone businesses, will provide customers with “Value,” “Convenience,” and “Fun,” by proposing new lifestyles to be achieved through e-marketing focusing on the “Osaifu-Keitai.” Moreover, “iD” and “ToruCa” were introduced gradually at all McDonald’s locations in Japan from October 2007.

OAK LAWN MARKETING

In April 2009, we reached an agreement on a capital alliance with the TV shopping company OAK LAWN MARKETING, INC. (“OLM”), and acquired 51% of the common shares of OLM for ¥31 billion. Both companies will seek to revitalize the mobile e-commerce market, which is expected to grow, through this capital tie-up, as well as to enrich our customers’ lifestyles by offering services and products that meet the lifestyle and needs of each and every customer.

CXD NEXT

In July 2007, DOCOMO and CASIO COMPUTER CO., LTD. (“CASIO”) established a joint venture called CXD NEXT CO., LTD. (CXD NEXT), to provide electronic settlement-related services for credit services, primarily “iD,” and to provide store support services to enable to manage and analyze sale information. Making use of CASIO’s know-how in store support services, which it has cultivated through the development and sale of a variety of models as a leading manufacturer of electronic registers, and DOCOMO’s know-how in electronic settlement, which it cultivated through development of the mobile credit service “iD,” CXD NEXT will develop new businesses using Internet-based cash registers that focus on small-to-mid-sized companies with multiple retail stores, and will seek to enhance sales of CASIO’s electronic registers and expand the environments for use of “iD” and the “Osaifu-Keitai.”

AEON Marketing (tentative name)

In March 2009, we reached a basic agreement with AEON Co., Ltd. and AEON CREDIT SERVICE CO., Ltd to form AEON Marketing Co., Ltd. (tentative name, “new company”), which will perform one-on-one marketing activities utilizing mobile phones. The new company will conduct marketing for the AEON Group and implement advanced mobile customer relationship management (CRM).

• Broadcasting

Nippon Television

In April 2006, together with Nippon Television Network Corporation (“NTV”), we formed a seven-year limited liability partnership, D.N. dream partners LLP (“LLP”), with each party contributing ¥5 billion in capital under the tie-up agreement for contents development. This LLP is investing in and developing content such as TV programs with a view to making such content available to mobile phones. DOCOMO and NTV are also jointly studying new business opportunities, including a link between “One-Seg” terrestrial digital broadcasting and i-mode services, as well as content developed by NTV for our conventional services such as i-motion video clip distribution services.

In January 2007, we acquired 760,500 shares of NTV, representing 3.0% of the total issued shares. We are collaborating with NTV on various considerations with the goal of creating new markets through the collaboration between communication and broadcasting entities and providing attractive services to customers. In addition, handsets compatible with “One-Seg,” a service providing terrestrial digital broadcast for mobile phones and portable devices, are steadily spreading, and as the market expands, the gap between communications and broadcasting will continue to narrow. Under these circumstances, we have strengthened our partnership with NTV.

Multimedia Broadcasting

In December 2006, together with Fuji Television Network, Inc., ITOCHU Corporation, SKY Perfect JSAT Holdings Inc. (formerly, SKY Perfect Communications, Inc.), and Nippon Broadcasting System, Inc., we established a limited liability company named Multimedia Broadcasting Planning LLC. (“MMBP”) to research new multimedia services applying the Integrated Services Digital Broadcasting — Terrestrial (ISDB-T) protocol and to publicize its usefulness and thereby encourage the allocation of bandwidth for mobile multimedia broadcasting employing ISDB-T following the termination of terrestrial analog broadcasting. In January 2009, MMBP was reorganized as a Multimedia Broadcasting, Inc. (“Multimedia Broadcasting”). Multimedia Broadcasting, through the multimedia broadcasting services using the ISDB-Tmm protocol proposed by MMBP, aims to effectively use this bandwidth to create new multimedia services that can contribute to the development of a ubiquitous society. Currently, Multimedia Broadcasting is moving ahead with acquiring the necessary licenses, proposing protocols, and planning specific services.

Avex Broadcasting & Communications

In September 2008, we reached an agreement with Avex Entertainment Inc. on the establishment of a joint venture company, Avex Broadcasting & Communications Inc., with the purpose of the further formation of, and creating more activity in, the mobile video content market, which was founded in April 2009, and began services in May 2009.

• Content and Internet

Kadokawa Group Holdings

In November 2006, we concluded an agreement for a comprehensive business alliance with Kadokawa Group Holdings, Inc. (“Kadokawa GHD”) and other Kadokawa group companies (Kadokawa Shoten Publishing Co., Ltd. (currently Kadokawa Group Publishing Co., Ltd.), Kadokawa Herald Pictures, Inc. (currently Kadokawa Pictures, Inc.), Kadokawa Mobile, Inc., Herald Enterprise Inc. (currently Herald Cineplex, Inc.), and Kadokawa Media House Inc.) to develop and expand the market for video programming for mobile phones. In conjunction with this agreement, we also agreed to invest in Kadokawa GHD, and in December 2006 acquired 1,031,000 ordinary shares of Kadokawa GHD, representing 3.78% of total issued shares, through a third-party allocation of new shares at a cost of approximately ¥4 billion. With the expansion of high-speed communication networks such as HSDPA, the market for video programming for mobile phones is expected to grow, and an alliance between DOCOMO, which has business expertise and a solid customer base developed through the i-mode service business, and the Kadokawa group, which engages in comprehensive programming development as a mega-content provider for various media ranging from publishing to film, can be used to distribute high-quality video programming and nurture and expand the market for mobile phone video programming. In addition, the capital tie-up will also serve to strengthen cooperation between the companies, and a variety of collaborative measures will be implemented.

ZENRIN DataCom

In June 2007, we reached an agreement with ZENRIN DataCom CO., LTD. (“ZENRIN DataCom”), a subsidiary of ZENRIN CO., LTD. (“ZENRIN”), and acquired 1,700 shares of common stock of ZENRIN DataCom, representing 10.27% of total issued shares, through a third-party allocation of new shares. Through this tie-up, DOCOMO, which has business expertise and technology developed through the i-mode service business, and ZENRIN DataCom, which has a high-quality cartographic database of ZENRIN and a technology to distribute advanced map data, will work together to promote and expand map services such as the distribution of map information applications for mobile phones and services linked with the location information of the mobile phone, customizing to the diversifying needs of each customer.

Google

In January 2008, DOCOMO and Google Inc. (“Google”) reached an agreement on forming a partnership that includes providing search services, search-related advertisements, and applications for use by i-mode users. By bringing together the services of Google, the world’s largest search engine, and DOCOMO’s mobile Internet service “i-mode,” used by approximately 48 million customers, the companies aim to provide greater convenience to customers using their services, and to stimulate the Japanese mobile Internet market by developing innovative services. Going forward, we will make Google’s map service a standard feature on i-mode compatible handsets, or otherwise enable Google services to be used on i-mode handsets, and we will work together with Google to provide our customers with even greater convenience across a wide range of mobile Internet services.

NTT Resonant

In June 2008, we reached an agreement with NTT Communications Corporation (“NTT Com”) and NTT Resonant Inc. (“NTT Resonant”) concerning total investment of approximately ¥10 billion by DOCOMO and NTT Com into NTT Resonant for joint development of new collaborative services between mobile phones and PCs. The three companies are working to develop seamless services on mobile phones and PCs that utilize the unique characteristics of each to facilitate their use in response to customer needs and to enhance the iMenu site search functions.

• Technology Peripheral to Mobile Phones

Fuetrek

In May 2006, we formed a business and capital tie-up with Fuetrek Co., Ltd. (“Fuetrek”). Fuetrek develops, designs, manufactures, and sells large-scale integrated circuits and semiconductors and develops and licenses sound source and acoustic technologies. Under the capital tie-up, we acquired 1,420 shares of Fuetrek (representing 6.19% of total issued shares). Combined with the holdings of our subsidiary, DOCOMO.com, Inc. (“DOCOMO.com”), our subsidiary, we own 10.37% of Fuetrek’s shares. Fuetrek’s sound source and acoustic products had been used in many FOMA terminals, and with this tie-up, the partnership between us and Fuetrek has been strengthened and we can look forward to improved acoustic functions in our handsets and higher development efficiency as well as greater collaboration with respect to acoustic technologies overall.

Gridmark, DPC

In June 2008, DOCOMO and Gridmark Limited (“Gridmark”), which carries out R&D and marketing in the dot-code field, established DPC Inc., to plan, market and operate a dot-code business in the field of mobile handsets. We acquired 2,400 common shares in Gridmark (8.9% of outstanding shares) through a third-party allocation and transfer, at approximately ¥300 million.

ACCA Wireless (currently Wire and Wireless Co., Ltd.)

In August 2007, DOCOMO and ACCA Networks Co., Ltd (“ACCA”) reached an agreement on investment in ACCA Wireless Co., Ltd. (“ACCA Wireless”), and a strategic alliance. ACCA Wireless, which was established as a planning company for the purpose of obtaining a license for ACCA as an operator of a 2.5GHz broadband wireless access system (“BWA”) using mobile WiMAX (“WiMAX”), made application to the MIC in October 2007 for a 2.5GHz BWA license using WiMAX, but because it was not able to obtain this license, the partnership was dissolved in December 2007.

Acrodea

In February 2008, we reached an agreement with Acrodea, Inc. (“Acrodea”), which develops and sells middleware for mobile phones, to acquire 4,500 Acrodea shares through a third party allocation. In addition, DOCOMO requested that JAIC Advanced-Tech No. 1 Venture Capital Investment, L. P. of which DOCOMO is a limited partner, transfer its 2,800 shares in Acrodea to DOCOMO. Combined with the holdings of DOCOMO.com, we own 13.06% of Acrodea. Prior to this, DOCOMO and Acrodea had built an amicable cooperative relationship, and with this investment, the relationship with Acrodea will be further strengthened, and going forward, we will promote greater efficiency and stability in DOCOMO handsets loaded with Acrodea products.

8.	Global Businesses

• International Calling Service and International Roaming Service

“WORLD CALL,” our international calling service, is a service that lets customers make international phone calls to 237 countries and regions (as of March 31, 2009) from their mobile phones. As of March 31, 2009, FOMA subscribers were able to make international videophone calls via our 3G network to 3G subscribers in 49 countries and regions, including the U.K., Hong Kong, Singapore and Australia.

With “WORLD WING,” our international roaming service, customers are able to use the DOCOMO mobile phones that they use in Japan, with the same phone numbers and i-mode mail addresses, in the service areas of overseas mobile network operators with which DOCOMO has partnerships. Since introducing them in June 2006, 3G roaming compatible handsets which are compatible with overseas 3G networks, most of the handsets we currently offer are 3G + GSM compatible or 3G compatible, enabling customers to use their phones overseas. “WORLD WING” users are able to make and receive phone calls with the same FOMA phone numbers in 182 countries and regions, and access i-mode packet communication in 138 countries and regions as of March 31, 2009.

In April 2006, we formed an alliance in the Asia-Pacific region with a total of six mobile network operators, including Far EasTone Telecommunications Co Ltd. (operating region: Taiwan), Hutchison Telecommunications (Hong Kong) Limited (operating region: Hong Kong and Macao), KT Corporation (operating region: South Korea), PT Indosat Tbk (operating region: Indonesia), and StarHub Ltd. (operating region: Singapore), to enhance each member’s competitiveness in international roaming and corporate mobile services. In December 2006, Smart Communications, Inc. (operating region: the Philippines) joined the alliance, and it was officially named the Conexus Mobile Alliance (“Conexus”). In addition, with Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited (operating region: India, both) joining the alliance in November 2007 and True Move Company Limited (operating region: Thailand) doing so in June 2008, combined with the additions of Guam and the Northern Mariana Islands to its coverage area, Conexus became one of the largest mobile network operator alliances in the Asia-Pacific region with approximately 210 million subscribers in 12 countries and regions.

• International Solutions for Businesses

We established DOCOMO China Co., Ltd. (“DOCOMO China”) in Shanghai, China in June 2008 to perform marketing activities directed towards overseas corporate customers. DOCOMO China provides mobile phone collaborative business solutions and solutions relating to information distribution services for corporate customers as well as support for enhancing customer operating efficiency and business activities in China, the world’s largest mobile communication market.

• International Investments and Alliances

We make investments in and/or enter into agreements with overseas mobile network operators and businesses providing mobile phone related services with the long-term aim of securing growth and revenue opportunities and strengthening our global competitiveness. We plan to leverage our expertise and experience in the Japanese mobile telecommunication market by assisting mobile network operators who are our partners abroad to develop and promote their 3G platform based on the W-CDMA technology and promote the widespread and rapid deployment of mobile multimedia services, thereby achieving our goal of establishing a world of seamless communications.

Mobile network operators in other parts of the world have recently had success in promoting their wireless Internet access business, while our i-mode services achieved immediate success among a broad range of segments in Japan, including the consumer segment starting in the 1990s. We believe that our experience with the development and deployment of our i-mode services is a great strength that provides us with the ability and skills necessary to replicate our success in overseas markets in cooperation with our strategic partners. We believe that this will increase the value of our business by generating returns on investments, enhancing service quality and strengthening our competitiveness in the domestic market. Currently, i-mode services are available in 15 countries and regions including Japan, the Netherlands, Taiwan, Belgium, France, Spain, Italy, Greece, Israel, the United Kingdom (including Northern Ireland), Ireland, Bulgaria, Romania, Hong Kong, and the Philippines. International roaming services have also grown in recent years, and we believe that these services will become an important revenue source in the future, and we forecast further business growth in this field going forward.

We intend to continue to look outside of Japan for attractive investment and partnership opportunities, such as foreign mobile telecommunication companies and other companies providing mobile telecommunication related services. If we find such investment opportunities, we will look for the optimal investment method according to the circumstances, acquiring either majority or minority stakes, or entering into licensing agreements or collaboration agreements in certain fields, such as W-CDMA-based 3G services.

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

At that time, we also concluded a memorandum of understanding with FET to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled us to secure a more solid base in Taiwan and has continued to increase economic value via further development of i-mode services and the 3G business. FET began its i-mode service on the Global Packet Radio Service (GPRS) network in April 2004.

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

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, our interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. We currently hold a 24.1% equity interest in both HTCL and H3G HK.

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

Mobile Innovation Co., Ltd.

In April 2004, we signed a joint venture and share subscription agreement with Loxley Public Company Limited (“Loxley”), a Thai IT-related trading company, under which we acquired a 40% equity stake in Mobile Innovation Co., Ltd. (“MI”), a location — based service provider, wholly owned by Loxley, for a cash consideration of 21.6 million baht (approximately ¥60 million at the date of investment). In February 2005, we agreed to increase the capital of MI, and invested 12 million baht (approximately ¥30 million at the date of investment). Loxley concurrently invested 18 million baht (approximately ¥50 million at the date of our investment) in MI.

In October 2007, we invested an additional 49.80 million baht (approximately ¥180 million on the date of our investment), giving us a 49.9% equity stake in MI. In August 2008, we invested an additional 50.2 million baht (approximately ¥169 million), giving us a 72.6% equity stake in MI.

DOCOMO interTouch Pte. Ltd.

In December 2004, we invested US $70 million (approximately ¥7.3 billion as of the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers which supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.

In February 2007, we decided to reorganize the structure of the subsidiary group and make INTER-TOUCH PTE LTD (currently DOCOMO interTouch Pte. Ltd.) (“interTouch”), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly-owned subsidiary of DOCOMO and the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte Ltd. The plan, made in response to the inter-touch group’s rapid business growth, is intended to streamline the inter-touch group’s organizational structure and enhance operational efficiency. inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte Ltd. was dissolved in March 2008.

In December 2007, interTouch reached an agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire the company for approximately US $150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, we carried out a capital increase in interTouch of US $191 million (approximately ¥21 billion). With this acquisition, interTouch became one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, with an annual total of 25 million users in 1,000 hotels in 63 countries across the world. In April 2008, we announced that the name of the company had been changed to DOCOMO interTouch Pte. Ltd. Going forward, under the DOCOMO brand, the company will endeavor to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers.

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

KT Corporation

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

Through the tie-up, we provided technical support to KTF to deploy a nationwide W-CDMA network successfully. Also, the alliance aimed to improve convenience for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of cellular services and to examine cost-saving opportunities, such as the joint handset procurements through the combination of our expertise in W-CDMA network operation and KTF’s service development capabilities. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible USB type terminals. In October 2007, as part of the joint business in the Business & Technology Cooperation Committee established by the two companies, the companies agreed to investment in the KTF-DOCOMO Mobile Investment Limited Partnership, a fund having KTBnetwork Co., Ltd. (“KTB”) as the asset manager that invests in South Korean venture companies in mobile and IT related fields. In conjunction with this alliance, we invested KRW 13.5 billion (approximately ¥1.7 billion at time of investment decision, a 45% equity stake) in the fund.

In addition, in January 2009, in conjunction with the merger between KTF and the Korean fixed-line carrier KT Corporation (“KT”), for the purpose of a strategic alliance with KT, we agreed to exchange 40% of our stake for KT common shares, and the remaining 60% for exchangeable bonds issued by KT. In June 2009, we acquired the above shares and exchangeable bonds, and our equity stake became approximately 2.2%.

Philippine Long Distance Telephone Company

In January 2006, we entered into an agreement with NTT Communications Corporation (“NTT Com”), Philippine Long Distance Telephone Company (“PLDT”) and First Pacific Company Limited (“FPC”), PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, we purchased approximately 7.0% of its total common shares from NTT Com, for approximately ¥52.2 billion and established a comprehensive business tie-up with PLDT and its mobile network operator subsidiary Smart Communications, Inc. (“SMART”).

We developed a cooperative relationship with PLDT and SMART with the goal of developing W-CDMA services by SMART and the commencement of i-mode services in the Philippines as well as promoting international roaming services between Japan and the Philippines. As part of the tie-up, we concluded an i-mode license agreement with SMART in February 2006. In March 2008, i-mode services in the Philippines commenced.

Since March 2007, we have acquired PLDT shares in stages through the open markets, acquiring a total of approximately ¥98.9 billion, shares equivalent to approximately 7.5% of PLDT’s outstanding shares as of March 31, 2008; as a result, combined with NTT Com’s PLDT shares, the NTT group achieved a 20.9% stake in PLDT. Pursuant to the January 2006 agreement, we have the ability to exercise the voting rights of NTT Com, and since we obtained the ability to exercise significant influence over PLDT, we have considered PLDT as an affiliate and accounted for the investment by applying the equity method. We also have designated two directors each to PLDT and SMART. Going forward, we will further strengthen our tie-up with PLDT and SMART and make efforts directed toward joint consideration of services and technologies, enhancement of international roaming services, joint CSR activities, and joint international investments.

DOCOMO PACIFIC, INC.

In March 2006, we agreed to fully acquire both Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”), mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (at the time of investment, approximately ¥8.4 billion). We received approval for the acquisitions from the U.S. Federal Communications Commission (“FCC”) in November 2006. In December 2006, we transferred operations to Guam Cellular from Guam Wireless through a holding company and we integrated operations of the two companies. Through this acquisition, Guam Cellular became our wholly-owned subsidiary. We have endeavored to improve convenience of international roaming services for the large number of Japanese travelers who visit Guam and the Northern Mariana Islands, by enhancing Guam Cellular’s GSM network and introducing packet roaming services by developing its GPRS network. In July 2008, we launched 3G services, based on W-CDMA technology. In October 2008, the company name was changed to DOCOMO PACIFIC, INC.; going forward, under the DOCOMO brand, we will strive for further improvement in quality, and will direct our efforts to providing services offering high convenience to customers.

Fidatone Mobile Technology and Service Co., Ltd

In January 2007, we decided to make a joint investment with UFIDA Software Co., Ltd.(“UFIDA”), the leading Chinese supplier of enterprise resource planning (ERP) software, which is listed on the Shanghai Stock Exchange, in Fidatone Mobile Technology and Service Co., Ltd. We are now developing a corporate mobile solution services business through a tie-up with UFIDA.

Gobi Fund II, L.P.

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

AT&T Mobility LLC

In July 2007, with the goal of promoting international roaming services, we concluded a business cooperation agreement with AT&T Mobility LLC (formerly Cingular Wireless LLC; “AT&T Mobility”) related to the building of a 3G network in Hawaii. Pursuant to this agreement, we provided technical support relating to AT&T Mobility’s construction of a 3G network in Hawaii, and contributed US $24 million (approximately ¥3 billion) in funds. In July 2008, construction of the network in Hawaii was mostly completed, and now customers can enjoy a high-speed telecommunication environment, thanks to the 3G roaming services using W-CDMA technologies provided by AT&T Mobility.

U Mobile Sdn. Bhd.

In December 2007, we agreed on the acquisition of common shares representing 16.5% of the outstanding shares in U Mobile Sdn. Bhd. (“U Mobile”), a Malaysian mobile network operator, through a third-party allocation of shares, at a cost of US $100 million (approximately ¥11 billion at the time of investment) with the objective of developing an environment for the provision of international roaming services in Malaysia and further raising customer convenience. We subsequently completed the share acquisition in March 2008.

Axiata (Bangladesh) Limited

In September 2008, we acquired a 30% stake in TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Dhaka, Bangladesh, for approximately US$350 million (approximately ¥37 billion). In addition, in November of the same year, we made an additional investment of approximately US$30 million (approximately ¥3 billion) to increase our stake. Through the investments, we intend to participate in TMIB’s management and actively draw on our expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunication market. In May 2009, the company name was changed to Axiata (Bangladesh) Limited.

Blue Ocean Wireless Limited

In September 2008, we acquired through a third-party allocation approximately 11.5% of the outstanding shares of Blue Ocean Wireless Limited, which provides GSM communication services to the merchant maritime sector, for approximately US$10 million (¥1.1 billion at the time of investment). Through this investment, we will strive to promote the use of the new mobile communication means of maritime mobile communication, and will strive for further expansion of global mobility.

Tata Teleservices Limited

In November 2008, we reached agreement on a capital alliance with Tata Sons Limited (“Tata Sons”), the holding company of Tata group, and the Indian telecommunication carrier Tata Teleservices Limited (“TTSL”), which is a unit of Tata group. Based on this agreement, we acquired approximately 26.5% of TTSL’s stake for approximately 128.1 billion rupees (approximately ¥252 billion) in March 2009. We also made a tender offer for shares of Tata Teleservices Maharashtra Limited (“TTML”), a TTSL affiliate, and acquired approximately 12.1% of TTML shares for a price of approximately 5.7 billion rupees (approximately ¥11.1 billion) in March 2009. Through this strategic investment and alliance, the three companies are aiming to expand their business in the Indian market, which is expected to grow at a fast pace.

• Overseas Development of i-mode

As part of the overseas development of i-mode, the Bulgarian company Cosmo Bulgaria Mobile E.A.D. launched i-mode services in September 2006. In addition, COSMOTE Romanian Mobile Telecommunications S.A. (“Cosmote Romania”) in Romania and Hutchison Telephone Company Limited in Hong Kong started i-mode services in May 2007 and SMART launched i-mode services in March 2008. Also, Wind Telecomunicazioni S.p.A. (“Wind”), which provides i-mode services in Italy, launched i-channel services in November 2007.

In September 2007, we developed application software that enables foreign i-mode operators to offer greater handset variety to their customers, and following the introduction by Bulgaria’s Globul, operators such as Italy’s Wind, Romania’s Cosmote Romania, the Philippines’ SMART and Taiwan’s FET commenced sales of handsets loaded with i-mode application software.

India’s Hutchison Essar Ltd. (currently Vodafone Essar) executed an i-mode license agreement with us but later cancelled that agreement in May 2007 because of changes in its business environment. In addition, Australia’s Telstra Corp., Russia’s Mobile TeleSystems OJSC, Germany’s E-Plus Mobifunk GmbH & Co. KG and Singapore’s StarHub Ltd., all of which executed i-mode license agreements with us and had been providing i-mode services, terminated the provision of such services in December 2007, February 2008, March 2008, and March 2009, respectively, because of changes in strategy.

9.	Networks

We currently provide our services on several different networks including 2G and 3G networks. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a mobile phone (or other portable device), an antenna on top of a base station receives the signal. The signal then travels via fixed transmission lines to a switching center, which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, our 2G network and 3G network use separate base stations, antennas and switchboards, but we are moving ahead with providing common antennas and transmission lines for the 2G and 3G networks in our efforts to reduce network costs.

In order to establish and maintain our high-quality network economically and efficiently, we purchase high-quality network equipment at low costs from approximately 70 suppliers inside and outside Japan in accordance with our procurement policies, which stress openness and fairness.

At new procurement opportunities, we obtain high-quality equipment at competitive prices by receiving a wide range of proposals from domestic and international suppliers through our website.

• 2G Network

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

Operators need the licenses, which are issued by the Japanese government, to use radio spectrum bandwidth, so the capacity of our cellular network is limited to the bandwidth that the Japanese government has made available to us. The Japanese government has currently allocated 41MHz x2 (uplink and downlink) for the use of our 2G Network. We have been allocated frequency spectrum, of which 18MHz x2 is in the 800MHz band for the provision of service nationwide.

• 3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 indicates a third-generation (3G) mobile communication system which offers data communication at a speed higher than the conventional second-generation (2G) system as well as international roaming services. In May 2000, ITU recommended five technologies as the IMT-2000 standard and added one technology in 2007. The technology adopted in our 3G network, Wideband Code Division Multiple Access, or W-CDMA, is a type of IMT-2000 Direct Spread (DS), one of the six technologies recommended by ITU. Enough overseas operators have adopted a W-CDMA system compatible with our W-CDMA technology and commercialized the services, and we believe that we will be able to offer our services globally and benefit from economies of scale.

Our 3G network is an integrated network of base stations, various switching centers, and information storage systems. We are actively moving ahead on the migration of our customers from our 2G to our 3G network and adding equipment and infrastructure for our 3G network in addition to our existing 2G network. We have been constructing an IP router network based on an optical fiber relay network aiming to transmit huge volumes of data efficiently and less costly. The Japanese government has allocated a total bandwidth of 335MHz as radio frequencies available for use in the 3G network (including frequencies that are planned to be used in the future). Of this, we use 20MHz x2 (for uplink and downlink) in the 2GHz band across Japan. In the 800MHz band, which is in the process of reallocation, we currently use 5MHz x2 in regions where interference with existing systems can be avoided. Further, in the 1.7GHz spectrum, we use 15MHz x2 in the Kanto, Kansai, and Tokai areas. Therefore, our 3G network operates on the three bands of 2GHz, 800MHz and 1.7GHz.

In the year ended March 31, 2009, in order to improve area quality, we installed boosters compatible for 2GHz and 800MHz that can cover areas where FOMA signals have difficulty of penetrating, such as in building shadows and at the edges of areas. These boosters cover areas with a radius of several hundred meters and are less expensive to install than conventional base stations, and we are continuing with such installation to meet customer needs.

3G Standardization Activities

In 2000, ITU recommended standard specifications for 3G mobile communication systems. ITU collectively refers to 3G systems as IMT-2000 (International Mobile Telecommunications for the year 2000). Currently, a total of six technological characteristics are listed, including one characteristic that was added in 2007 to the recommendations setting forth the IMT-2000 standard specifications.

At this time, we believe that the following two technologies have achieved the most commercial success:

•	IMT-2000 DS, known as Wideband Code Division Multiple Access, or W-CDMA; and

•	IMT-2000 MC, known as cdma2000.

LTE (Long Term Evolution) has been discussed in 3GPP (3rd Generation Partnership Project), a standardization association of W-CDMA, and we have played a key role in the discussion. In response to specifications on LTE which were mostly finalized during the meeting of 3GPP held in March 2009, we launched the development of LTE for its commercialization. In tandem with these developments, we continue to vigorously participate in the 3GPP standardization activities in order to finalize LTE test specifications and investigate LTE-Advanced, a successor to LTE.

We were the first company in the world to launch 3G services based on W-CDMA technology. Many foreign companies in which we have invested, including HTCL, FET, KT and PLDT, and our international strategic allies, including operators which are members of Conexus Mobile Alliance, have already launched 3G services based on W-CDMA. One of our competitors in Japan, SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE,” formerly Vodafone K. K.), launched their 3G services based on W-CDMA in December 2002.

cdma2000 1x was first commercialized in South Korea in 2000. Our competitor, KDDI CORPORATION and its subsidiaries (“KDDI group”), launched its 3G commercial services based on cdma2000 1x in April 2002 in major cities in Japan.

In an effort to promote and encourage the worldwide implementation of W-CDMA, in April 2002, we announced that we would begin licensing patents at reasonable and non-exclusive terms for our proprietary W-CDMA technology on which our FOMA system is based. Patents will be licensed to manufacturers which supply 3G products to mobile network operators. We believe that widespread adoption of W-CDMA technology will reduce procurement and production costs and contribute to lowering fees for 3G services and products.

10.	Research and Development

In order to respond to swiftly growing demand for wireless telecommunication and to diversifying customer needs, we have upgraded our research and development capabilities and streamlined our research and development operations. As part of these activities, we built a center for research and development in Yokosuka Research Park in March 1998. We added three facilities in March 2002, October 2003 and December 2004. This center is a highly advanced research and development center near Tokyo specializing in mobile telecommunication technology. With state-of-the-art testing facilities, the center is the base for research and development of basic technologies, 3G, 4G and other mobile communication systems and a variety of new products and services.

Research and development is performed primarily at our own facilities. Research and development expenditures in the year ended March 31, 2009 were 100.8 billion yen. Our R&D Center is responsible for research and development. Our R&D Center includes:

•	a research laboratory (Research Laboratories);

•	four development departments (Core Network Development Department, Radio Access Network Development Department, Service & Solution Development Department and Communication Device Development Department);

•	R&D General Affairs Department; and

•	R&D Strategy Department.

Furthermore, as part of our ongoing research and development and in order to continue to improve our products, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We are also working with major manufacturers of our handsets and network equipment.

In addition, outside the R&D Center, the following other departments have joined development activities; Product Department, Frontier Services Department, Ubiquitous Services Department, Services Platform Department, Solution Business Department, and Network Technical Support & Operations Center.

As to our overseas subsidiaries, we established DOCOMO Communications Laboratories USA, Inc., which engages in research and development of network technology, handset software and media encoding. In July 2005, we established DOCOMO Capital, Inc., whose purpose is to invest in venture businesses that have leading-edge and innovative technologies applicable to mobile communication. We also set up DOCOMO Communications Laboratories Europe GmbH, which primarily researches network technologies, wireless technologies, next-generation IC/USIM card technologies, security technologies and standardization activities. In November 2003, we established DOCOMO Beijing Communications Laboratories Co., ltd. to engage in the leading-edge research, in particular fourth-generation (4G) wireless technologies and beyond. We also established DOCOMO Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental research and development activities.

Furthermore, we also conduct research with various universities inside and outside of Japan. In the collaborative research field, we have been involved in technological exchange in connection with not only 3G research and development but also 4G mobile communication systems and other advanced technology research.

In April 2003, we and other mobile network operators in Japan agreed to conduct a joint research on the possible biological effects of exposure to radio waves from mobile phone systems. In April 2005 and January 2007, interim reports were issued, and at present research is still ongoing in collaboration with the MIC.

IMT-2000

We have continued research and development of the 3G system through our IMT-2000 related research. This includes further research and development of the W-CDMA technology as well as research and development of new products, services and applications for the 3G system. Currently, we focus on increasing transmission capacity and capabilities, reducing network costs, downsizing base station equipment, improving functionality of switches, reducing handset size and weight, adding advanced functions to handsets, extending battery life, improving mobile multimedia services and developing video mail and international roaming services.

Another research and development theme is an IP-based network. The rapid increase of IP-based applications and the traffic they generate require communications methods for mobile networks that are both efficient and highly compatible with IP traffic. To meet these requirements, we have initiated research aimed at implementing an IP-based network that can be constructed at a low cost with generalized network routers, concerning development of IP-based routing and Quality of Service (QoS) technologies for multimedia traffic, as well as the development of new IP-based mobility control technologies.

LTE

We have also undertaken the development of LTE. We began recruiting manufacturers for LTE equipment development in July 2006 and commenced development geared towards commercial application. In September 2007, we succeeded to create a prototype of a Large Scale Integration (LSI) that uses our original technology to achieve high-performance signal separation of MIMO multiple signals at a downlink speed of 200 Mbps with low power consumption of under 100 mW. With this prototype, we are able to mount LTE high-speed signal transmission technology with power consumption suitable for use in portable devices. Indoor experiments started in July 2007 to confirm basic system performance and optimize the system. Outdoor trials with LTE systems began in February 2008 to determine the performance of actual wireless systems and further optimize the system, successfully achieving a downlink packet data transmission speed of 250 Mbps. In December 2008, we successfully created a prototype of low power consumption LSI that achieves a data reception processing speed of 100 Mbps, which is a requirement for LTE. Going forward, we will continue research and development of LTE and IMT-Advanced based on these prototype LSI chips and actively cooperate with the international standardization.

4G Mobile Communication System

We have conducted research regarding other advanced technologies, including fundamental research on a 4G mobile communication system aiming at further enhancement of cellular services. ITU has set forth as a requirement for 4G systems the ability to support transmission speed of up to 100Mbps for downlink at high-speed movement and 1Gbps at low-speed movement. If such a system is realized, high quality video equivalent to high-definition television will be provided and will allow high-speed transmission of large-capacity data on a bandwidth of approximately 100MHz. We actively participate in the international standardization movement for 4G systems.

In the summer of 2002, we began practical evaluations of key technologies for our 4G mobile communication system, as well as implementing an experimental system to demonstrate their benefits. In October 2002, we successfully completed a 100Mbps downlink and a 20Mbps uplink transmission experiment in an indoor environment using an experimental 4G mobile communication system. In May 2003, the Kanto Bureau of Telecommunications granted us a preliminary license to conduct field trials of 4G mobile communication systems. In August 2004, we successfully completed experiments on real-time 1Gbps packet transmission in downlink. In May 2005, following the experiments in an indoor environment, we successfully realized outdoor experiments on real-time 1Gbps packet transmission in downlink, followed by 2.5Gbps packet transmission in downlink, in December 2005. In February 2007, we successfully tested packet transmissions with a maximum downlink speed of 5Gbps outdoors. Currently, we continue to evaluate and improve these high-speed transmission technologies through field trials.

Development of Handsets

With respect to handset procurement costs, we continue to work to reduce the costs even though the enhancement of handset performance is driving up the costs. In the medium term, we will make further efforts to reduce handset procurement costs by simultaneously reviewing the handset development cycle, raising the efficiency of software development, and using shared components with an eye towards global deployment.

We also took the following measures to raise the efficiency of chip set and software development and for operating system standardization. By investing approximately ¥12.5 billion from the year ended March 31, 2005 to the year ended March 31, 2007 in the development of LSI technology relating to FOMA handset chipsets, having manufacturers incorporate our requirements from the LSI specification review stage and striving for one-chip LSI, we shortened development times and costs with the introduction of one-chip. In addition, in the second half of the year ended March 31, 2008, we jointly developed a mobile phone platform that integrates the baseband LSI, the application processor one-chip LSI, and core software including the OS platform. Even after the year ended March 31, 2008, we continue to work in the joint development of a mobile phone platform compatible with HSDPA cat.8 and having an even faster processor, achieving greater functionality and cost efficiency.

To promote greater global collaboration concerning Linux® platforms, we participated in the formation of the LiMo Foundation with six companies including Vodafone Group and Motorola, Inc. in January 2007 and we are a founding member of the Symbian Foundation, a non-profit organization that promotes the development of Symbian OStm-based software platforms for mobile handsets.

Further, we participate in the Open Handset Alliancetm, which includes Google, and in cooperation with Google, we plan to release handsets loaded with Android, a software platform for mobile handsets, including commercialization for us. By having a standardized platform for mobile handsets, we anticipate reductions of development costs and shortening of development terms, and this in turn will lead to the promotion and spread of W-CDMA services across the world, and for this reason we have been actively involved in these activities.

In April 2008, we launched development of operator packs to be used in the development of FOMA handsets to achieve greater efficiency in the development of FOMA handsets, encourage mobile handsets manufacturers to participate in FOMA handsets development, and improve the international competitiveness of domestic handsets manufacturers.

The operator pack is an application software set for the Linux® operating system that complies with LiMotm specifications for DOCOMO’s proprietary services including i-mode and i-appli. The operator pack will make use of such properties as the middleware (MOAP*: Mobilephone Oriented Application Platform) and application software we have developed. We jointly develop the operator pack with Access Co., Ltd. (“Access”). The operator pack, combined with a global handset software platform containing a suite of basic functions such as calling, will enable us to provide a variety of services for our cellular services. We are planning to install the operator pack on FOMA handsets starting in the second half of 2009 and will recommend that handsets manufacturers use the operator pack.

*	MOAP is a software platform that was first used on some models in the FOMA 901i series handsets. The Linux®-version of MOAP was jointly developed with NEC Corporation and Panasonic Mobile Communications, Co., Ltd. We continue to develop the standardization of platforms and extension of functions.

In the case that the rights for FOMA handset patented technologies and know-how, in which we invested development expenditures on handsets manufacturers, are used in handsets by the manufacturers and the handsets are supplied to other 3G operators, we will receive royalties from the manufacturers. In December 2005, in order to promote cooperation in technological development focusing on browser technology, we invested approximately additional ¥15 billion in Access. Also in December 2005, in an effort to strengthen our cooperation in handset middleware centered on Java technology, we invested approximately ¥13 billion in Aplix Corporation. In March 2008, with a view towards greater technical cooperation in the field of user interfaces and other terminal middleware, we invested approximately ¥1.8 billion in Acrodea, and received a distribution in kind of Acrodea shares held by JAIC Advanced-Tech No. 1 Venture Capital Investment, LP of which we are a limited partner. Advanced handset capabilities and a wide variety of model choices play an important role in the success of 3G services. By investing in FOMA handset expansion, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 90xi series.

Notes:
1: Linux® is a registered trademark of Linus Torvalds in the U.S. and other countries.

2:	Symbian OS and all Symbian related trademarks and logos are trademarks or registered trademarks of Symbian Ltd.

11.	Information Technology Systems

We employ various computerized, fully integrated information systems to support key functions, including procurement, billing, financial accounting, customer service and marketing.

• Customer Information System (ALADIN)

One of the most important systems among these is ALADIN, which is our proprietary nationwide operating system. ALADIN has five primary functions: customer management, phone number management, information processing and storage, sales information management, and credit investigation. ALADIN manages information and data concerning our nationwide FOMA and mova subscribers and provides authorized customer service personnel in docomo Shops and our telemarketing center with online access to network data so that they can properly address customer inquiries.

ALADIN enhances the efficiency of our operations by simplifying the process of registering customer information, automating phone number registration, enabling automatic credit reference checks and other functions. For example, ALADIN controls telephone number allocation which makes it possible for handsets to be assigned telephone numbers and activated immediately upon signing up for cellular service and also provides an opportunity to conduct reference checks in order to prevent the assignment of a telephone number to a subscriber who does not meet our payment history and other requirements. ALADIN maintains and continually updates a list of subscribers that had credit problems.

ALADIN and its related systems are also used to collect customer data so that our management and our marketing staff can monitor and analyze the usage of services, market segments and subscriber satisfaction, and utilize those data to develop a plan for network expansion and appropriate marketing strategies.

We have implemented various measures to ensure thorough and adequate control of customer information during the use of the ALADIN customer information system by our staff. Such measures include fingerprint authentication for system login and each search of customer information, regular inspections of locations where ALADIN terminals are installed to check how the system is used and managed, examination of access logs and regular information management training for employees who manage this system.

• Enterprise Information System (DREAMS)

In April 2002, we and our service subsidiaries introduced an enterprise information system which we call “DREAMS,” and as of March 2009, our 27 service subsidiaries had implemented this system. This system enables us to consolidate the flow of operations, cash, goods and information throughout our company and our service subsidiaries. This system allows us to realize real-time and effective management. Specifically, this system gives us the ability to understand real-time information and thereby make timely decisions, allows us to perform electronic approval to reduce indirect operations, and allows us to effectively manage capital among companies.

12.	CSR

Adhering to our Corporate Social Responsibilities (CSR) message — “We connect people to people, and people to their worlds. We open the door to the future,” we will listen to each individual customer and to society, and will drive innovation toward the future to create abundance and convenience in life and culture. We have taken various actions in areas of key importance, such as global environmental protection, promotion of universal design products and services, realization of a safe and secure mobile society and disaster preparedness and response.

Among these activities, those that are directly related to the products and services offered by our group have been promoted under the “docomo Anshin Mission” aimed at delivering peace of mind. The concrete actions undertaken during the year ended March 31, 2009, include the followings:

• Global environmental conservation initiatives

As a part of our initiatives to reduce greenhouse gas emissions by cutting electric power consumption by mobile network equipment, we launched the ICT Ecology Project in February 2009 and began testing cutting-edge technologies.

We collected used cellular handsets (a cumulative total 69.0 million units as of March 31, 2009) and continued our forest improvement initiatives of the “docomo Woods” reforestation Program (43 locations on a cumulative basis as of March 31, 2009).

In collaboration with the Philippine carriers, Philippine Long Distance Telephone Company and Smart Communications, Inc., we carried out tree-planting activities in the Philippines. Some of the funds for these activities came from sale of metal recovered from recycled cell phones collected at docomo Shops and other locations.

*	ICT: Information and Communication Technology

• Adoption of Universal Designs

At docomo Shops, we installed entryway ramps, installed wheelchair-accessible bathrooms, and took other measures to create barrier-free environments (in the year ended March 31, 2009, 149 docomo Shops were made barrier free).

In accordance with the universal design concept, we continued working to expand the number of handsets and functions that seniors, children, and the disabled can use with peace of mind. Cumulative nationwide sales of the “Raku-Raku PHONE” series, which has been extremely well received by numerous customers since its launch in 1999, surpassed 15 million units in March 2009.

• Creating a Safe and Secure Mobile Society

We hold Mobile Phone Safety Classes to teach proper mobile phone use and etiquette as well as how to deal with phone-related problems (as of March 31, 2009, a total of 9,200 classes were held with approximately 1.49 million persons attending, of which approximately 4,600 classes were held in the year ended March 31, 2009 with approximately 790,000 persons attending. In addition, we strengthened our efforts by providing video educational materials of the Mobile Phone Safety Classes to schools and communities free of charge. In April 2009, we enhanced the Mobile Phone Safety Classes by adding a program designed for seniors to protect themselves against crimes such as fraud where the victim is deceived into remitting money to a bank account, as well as other problems.

We are also promoting the use of access restriction services (filtering services).

We established the “docomo Anshin Hotline,” a dedicated call center, to provide consultation regarding billing plans and various services to help reduce anxiety regarding the use of cellular phones by children.

• Social Contribution Activities

We supported the healthy education and development of children by holding various sports clinics as part of our youth development programs.

Through the “Mobile Communication Fund,” a non-profit organization that we established in July 2002, we award commendations including the presentation of the “docomo Mobile Science Prize” (four times in the year ended March 31, 2009) to recognize outstanding research results and papers relating to mobile communication, and support foreign students from Asian countries (20 students from seven countries in the year ended March 31, 2009).

13.	Disaster Damage Prevention

Cellular phones serve as an important communication infrastructure indispensable to people’s everyday life, and are expected to fulfill a significant role in the event of earthquakes, storm and flood damages or other natural disasters, providing means for communications for rescue activities and/or national and local government institutions. Believing that taking appropriate measures for disaster damage prevention is an important part of our CSR as a mobile network operator, we set forth “three principles for disaster damage prevention,” and have worked to construct a communication network highly resistant against natural disasters, and to secure and enhance the safety and reliability of our networks.

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

• Three Principles for Disaster Damage Prevention

Enhancement of System Reliability

To ensure that our mobile communication systems function properly in the event of a disaster, we have reinforced our facilities and equipment by applying earthquake resistant reinforcement to our buildings/antenna towers, anchoring our machines/equipment and strengthening their earthquake resistance, accommodating cables in shielded tunnels, and laying our communication cables underground. We have also endeavored to enhance the reliability of our networks by providing backups to our facilities and circuits through the use of multiple/dual routes or loop structure in our relay transmission lines (middle-distance transmission lines), using redundant configurations in our communication facilities or installing them in dispersed locations, and increasing the use of communication satellites.

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

Early Recovery of Communication Services

With the goal of recovering mobile communication services at the earliest possible time following a disaster, we have employed various measures, including the preparation of hardware such as the deployment of mobile base station equipment, and mobile power supply vehicles and the securing of restoration materials, as well as the creation of operation manuals for disaster situations, organizing “Disaster Management Headquarters” and conducting drills for disaster damage prevention.

• Organizational Structure for Disaster Damage Prevention

We will establish “Disaster Management Headquarters” at our head office or branches, depending on the scale of the disaster or damage. The “Disaster Management Headquarters” will collect information through collaboration with our regional offices, service subsidiaries, or NTT group companies that have not been affected by the disaster, to develop and coordinate the restoration work, relief plans, etc. Each team in the “Disaster Management Headquarters” will lead and supervise the restoration/relief efforts. Depending on the magnitude of the disaster, we will cooperate with the Cabinet Office, MIC, and/or emergency management organizations of the national government, to assist the restoration efforts and other actions undertaken by the Government. We will also supply information to our subscribers by providing the media with concrete explanations on the damages and/or restoration status.

To introduce some of the various actions we have undertaken to respond to disasters, in December 2007, we began offering the “Emergency Reports ‘Area Mail’,” which simultaneously delivers emergency earthquake reports from the Meteorological Agency and disaster and evacuation information from the national and local governments to “Area Mail” compatible phones in areas prone to damage, without regard to impact from network congestion. Since the launch of this service, emergency earthquake information from the Meteorological Agency has been distributed to compatible mobile phones nine times. Also, nine municipalities have introduced and used the system as a means of disseminating disaster and evacuation information to residents.

In connection with the Iwate Miyagi Inland Earthquake of June 2008, we promptly deployed mobile power supply vehicles and motor power generators to base stations where the power was out, to ensure service in coverage areas. After the earthquake, we provided such services as free cellular phone rental and recharging at evacuation shelters.

14.	Competition

With the rapid growth of the mobile telecommunication industry in Japan, the increasing number of subscribers and the deregulation of the industry, we are facing increased competition. We have responded to the gains made in recent years by competitors with a comprehensive approach, including revisions in our billing plans, releases of attractive handsets, and improvement in network quality. In addition to existing mobile network operators, other companies have also expressed their intention to enter the mobile phone market. Of these companies, SOFTBANK CORP. (“SOFTBANK CORP”) acquired Vodafone’s Japanese unit in April 2006 and began providing services under the SOFTBANK MOBILE brand in October 2006, and EMOBILE Ltd. (“EMOBILE”) began offering mobile data services using the HSDPA protocol on March 31, 2007, and voice communication services on March 28, 2008. Also, MVNOs by new businesses began full-scale market entry. Disney Mobile was started in March 2008, and Japan Communications Inc. began providing services in August 2008.

Mobile Number Portability (MNP) was introduced among domestic mobile network operators in October 2006. MNP allows mobile phone users to keep their current phone numbers even if they switch mobile network operators.

Furthermore, in addition to direct competition with other mobile network operators, we believe that the telecommunications industry in Japan is organizing itself into integrated groups of telecommunications service providers that will offer local, long-distance and international services as well as mobile and other services. While we believe that we have certain competitive advantages over these groups, including our current market leadership position, our research and development capability and our affiliation with NTT, the effect of industry consolidation is difficult to predict and no assurance can be given that we will be able to continue to protect our current market position.

• Cellular Competition

There are presently four mobile network operators in Japan: DOCOMO, the KDDI group, SOFTBANK MOBILE, and EMOBILE. As of March 31, 2009, we had a market share of 50.8%, the KDDI group had a market share of 28.7%, SOFTBANK MOBILE had a market share of 19.2% and EMOBILE had a market share of 1.3%. These mobile network operators have all received permission and licenses from the Japanese government for the establishment of 3G services in Japan.

The KDDI group is the second largest mobile network operator in Japan with approximately 30.8 million subscriptions as of March 31, 2009. The KDDI group was established by the merger of the previous telecommunications carriers KDD, DDI and IDO on October 1, 2000. Its cellular services businesses are a result of an alliance between three formerly independent mobile network operators, DDI cellular and its related subsidiaries and IDO. They offer nationwide services using cdmaOne technology as well as PDC technology. The KDDI group launched its 3G services through cdma2000 1x in major cities in Japan in April 2002. On October 1,

2005, KDDI merged three companies of TU-KA group and began to accept contract changes from TU-KA cellular services to au (the service brand name for cellular services by KDDI group) cellular services, enabling TU-KA subscriptions to carry over the same mobile phone number they were using in TU-KA cellular services. Furthermore, on February 20, 2006, KDDI added another privilege which enables TU-KA subscriptions to carry over the same e-mail address, promoting the migration of the users to au cellular services and terminated TU-KA cellular services as of March 31, 2008. TU-KA cellular services provided 2G services, and the number of subscribers on March 31, 2009 immediately before the termination of services was 234,000. The KDDI group has approximately 30.5 million 3G subscribers, and its network construction costs have been lower than ours because of their ability to use most of their existing cdmaOne networks.

SOFTBANK MOBILE operates nationwide and is the third largest mobile network operator with approximately 20.6 million subscriptions as of March 31, 2009. SOFTBANK CORP acquired the Japanese subsidiary of the worldwide Vodafone group in April 2006 and began providing mobile phone services under their own brand name from October 2006. The Japanese Vodafone subsidiary began offering 3G services in December 2002, based on the same standard W-CDMA (DS-CDMA) technology as ours. SOFTBANK MOBILE had approximately 18.70 million W-CDMA 3G subscriptions as of March 31, 2009. SOFTBANK MOBILE also offers international roaming service with GSM networks overseas.

Competition in the mobile communication industry has led the three mobile network operators (excluding EMOBILE) to enact similar rate plans and promotions. For example, KDDI group and SOFTBANK MOBILE both offer plans and services that are similar to our “Family Discount,” “Two-Month CarryOver” and “Pake-hodai double” services. SOFTBANK MOBILE introduced the “White Plan” service that allows unlimited free calls among SOFTBANK MOBILE subscribers between 1:00 a.m. and 9:00 p.m.

Regarding potential competition from fixed-line telecommunication services companies, our management believes that fixed-line telecommunication services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other — customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed-line and mobile network operators, improvements in fixed-line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular communication), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

• i-mode Competition

The competitors of i-mode are “EZweb” provided by the KDDI group, “Yahoo! Keitai” provided by SOFTBANK MOBILE and “EMnet” provided by EMOBILE. As with i-mode, KDDI group’s “EZweb,” SOFTBANK MOBILE’s “Yahoo! Keitai” services and EMOBILE’s “EMnet” services allow their users to connect to the Internet, send and receive e-mails, download games, music and video content, and also utilize navigation programs. We expect increasing competition in the areas of content offering and e-commerce services.

15.	Regulation of the Mobile Telecommunication Industry in Japan

MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We are regulated by MIC primarily under the Telecommunications Business Law. We and other mobile telecommunication service providers are also subject to the Radio Law. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., or NTT Law.

• The Telecommunications Business Law

Under the Telecommunications Business Law, we are subject to a registration requirement as telecommunications operators. Depending on the scale of telecommunications circuit facilities operated and the scope of the areas where the telecommunications circuit facilities are located, telecommunications carriers are subject to either a registration requirement or a notification requirement.

The following table summarizes some of the major current regulatory requirements applicable to telecommunications carriers under the Telecommunications Business Law:

Regulation

a. Business entry	Registration with the Minister of MIC required for carriers that install large-size telecommunications circuit facilities. Notification to the Minister of MIC required for carriers other than the above.
b. Suspension and Discontinuation of business	Notification to the Minister of MIC and, in general, announcement to users are required.
c. Tariff settings, service offerings, etc.	Unregulated in principle.*
Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries from the users are required.
d. Business improvement order	The Minister of MIC may order a telecommunications carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, tariff and other service conditions, sound development of telecommunications, national convenience, etc.
e. Interconnection	Obligation for interconnection with other telecommunications carriers in principle, which propose interconnection. In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister of MIC may order such telecommunications carrier to start or resume consultation.
f. Privilege of public utilities	Based on a request by a telecommunications carrier, except for certain cases, the Minister of MIC may designate the telecommunications carrier as an approved carrier who has the privilege to act as a public utility.
g. Ensuring important communications	Telecommunications carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurring.
h. Permission of agreement with foreign governments, etc.	The Minister of MIC’s permission is required for conclusion, amendment or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/entities.
i. Maintenance and Self-declaration of conformity	Telecommunications carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister of MIC.

*	A telecommunications carrier providing universal telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC. A telecommunications carrier providing certain designated telecommunications services shall establish tariffs concerning such services and shall submit tariffs to the Minister of MIC.

The asymmetric regulation

Furthermore, our group is subject to the asymmetric regulation provided in the Telecommunications Business Law. This regulation is based on the distinction of (i) Category I-designated telecommunications facilities (e.g., local fixed-line systems) and (ii) Category II-designated telecommunication facilities (e.g., mobile communication systems), each designated by the Minister of MIC. The Minister of MIC may designate as Category II-

designated facilities the transmission lines and other telecommunications facilities of a telecommunications carrier if its market share of the number of mobile terminal facilities within the same service area exceeds 25%. Our telecommunications facilities were designated as Category II-designated facilities in February 2002. The Minister of MIC may designate a telecommunications carrier installing Category II-designated facilities as a telecommunications carrier to whom the prohibition of anti-competitive behaviors by designation shall apply, if the percentage of such carrier’s revenue from telecommunications service using the Category II-designated facilities to the total revenue from all business activities of the provision of the same type of telecommunications service within the same area exceeds 25% and it is deemed necessary to ensure fair competition with other telecommunications carriers. Our revenue percentage in all service areas exceeds the 25% threshold and we were so designated in May 2002.

Under the asymmetric regulation described above, we and other telecommunications carriers that have installed Category II-designated telecommunications facilities are subject to the prohibition of anti-competitive behaviors, such as abuse or provision of proprietary information obtained from competitors through interconnection for other purposes, unduly favorable treatment of specific carriers and undue compulsion or intervention upon other carriers, manufacturers or suppliers of telecommunications equipment, and are obligated to compile and disclose financial statements pertaining to telecommunications and other businesses. In addition, telecommunications carriers that have installed Category II-designated telecommunications facilities are obligated to establish and notify to the Minister of MIC the Article of Agreement Concerning Interconnection prior to implementation and to make them available for public inspection. The Minister of MIC may order changes be made to the Article of Agreement Concerning Interconnection. Agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers cannot be entered into or amended without complying with the Article of Agreement Concerning Interconnection.

For other recent discussions concerning the Telecommunications Business Law, please see “Proposals concerning the Telecommunications Business Law and the Radio Law” below.

• The Radio Law

Outline

The Radio Law was established to promote public welfare by ensuring the equitable and efficient utilization of radio waves. There are certain important provisions of the Radio Law applicable to us and other mobile phone service providers.

Article 4 of the Radio Law requires that any person who intends to establish a radio station shall obtain a license from the Minister of MIC. This requires mobile network operators to obtain a license in connection with individual base stations and handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a technical standards verification system and other systems have been introduced to expedite the process by MIC. Under Article 6 of the Radio Law, persons wishing to obtain a license for a radio station must submit an application to the Minister of MIC together with documents setting forth matters such as purpose and the reason for requiring the establishment of a base station, communications counterparties, communications matters, locations where radio equipment are to be installed, and frequencies to be used. Under Article 7 of the Radio Law, the Minister of MIC, upon receiving an application for a license, shall examine it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, and conformity with the fundamental standards for radio station establishment such as the applicant’s business need for the license. Generally, however, the Minister of MIC submits such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s reply thereto.

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

Article 26 of the Radio Law also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use, such as cellular, PHS or paging services is stipulated by a ministerial ordinance of MIC. From within the assigned frequency or spectrum for a certain service, MIC by issuing a circular allocates a spectrum to the mobile network operators providing such services. In accordance with Article 4 of the Radio Law as noted above, the operators then apply for a license for radio stations (i.e. base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum Allocation

Spectrum is allocated to mobile network operators by MIC, which is the regulating authority with respect to radio frequencies and the allocation of spectrum in Japan, pursuant to the Radio Law. As spectrum capacity is limited, spectrum is a highly valuable resource. MIC currently allocates 41MHz x2 for 2G network. Three mobile network operators including us have been allocated spectrum for 2G network. We have been allocated a frequency spectrum of 18MHz x2 in the 800MHz band. The KDDI group has collectively been allocated 13MHz x2 in the 800MHz band for 2G network use. SOFTBANK MOBILE has been allocated 10MHz x2 in the 1.5GHz band.

Radio frequencies for 3G networks have been allocated as stated below:

On June 30, 2000, we, KDDI and Vodafone (currently SOFTBANK MOBILE) respectively obtained approvals from MPT (currently MIC) which allow each company to use the 2GHz band. All three companies have each been allocated 15MHz x2 of spectrum.

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

In August 2005, MIC announced its policy for new allocation of 35MHz x2 in the 1.7GHz band (of which, 15MHz x2 is nationwide, only for new businesses, and 20MHz x2 is for Tokyo, Nagoya and Osaka, for both new and existing businesses) and 15MHz x2 in the 2GHz band (nationwide, for new businesses only). As of April 2006, in the 1.7 GHz band, BB Mobile (a subsidiary of SOFTBANK CORP, currently SOFTBANK MOBILE) and EMOBILE (subsidiary of eAccess), as new businesses, were each allocated 5MHz x2 nationwide, and we, as an existing business, were allocated 5MHz x2, and IP Mobile was allocated 15MHz in the 2GHz band. However, because through the acquisition of Vodafone by BB Mobile, the assumptions that were in effect at the time of attestation of the establishment plan were no longer operative, BB Mobile, on April 28, 2006, reported to MIC that it wanted to return the attestation, and in May 2006, MIC referred the matter of revocation of attestation of the establishment plan to the Radio Regulatory Council and canceled the attestation. Moreover, IP mobile also offered the return of attestation on October 30, 2007, and MIC canceled the attestation in December 2007 according to the report of the Radio Regulatory Council. We satisfied the conditions for the allocation of additional spectrum relating to the 1.7GHz band for use in Tokyo, Nagoya, and Osaka specified in the allocation guidelines, and 5MHz x2 were allocated for use in these cities in July 2006 and June 2008. Currently, we have been allocated a total of 15MHz x2.

Furthermore, MIC announced guidelines for establishing specified base stations relating to the introduction of 3.9 generation mobile communication systems in April 2009, and 10MHz x2 in the 1.7GHz band (for nationwide use by new carriers only) that had not been allocated and 35MHz x 2 in the 1.5GHz band that had been used for 2G networks but were reorganized and became available for allocation. These frequencies will be allocated to carriers that wish to use them for the installation of new 3.9 generation mobile communication systems. We submitted a specified base station plan to the MIC in May 2009, as a result of the review, MIC approved the plan in June 2009 and we have been allocated spectrum 15MHz x2 in the 1.5GHz.

Recent Amendments

Under partial amendments to the Radio Law that became effective in April 2008, a system for conciliation and mediation by the Telecommunications Dispute Resolution Committee for disputes relating to radio stations was established. The system promotes negotiations to solve the long-standing problems of mixing of signals between new entrants setting up radio stations and existing carriers.

Under amendments to the Radio Law that took effect in May 2008 and in October 2008, a review of usage and rates was undertaken with respect to charges for radio spectrum use. Radio spectrum use fees had been used as a source of funds to provide subsidies to support transmission line costs for “wireless system dissemination support businesses” which promote the bringing of services to hard to reach locations in depopulated regions, but subsidies have been expanded to include tower construction, and as “mobile phone, etc. area development support businesses,” a system was introduced to subsidize costs for transmission lines to mobile phone base stations and tower construction.

Under partial amendments to the Radio Law that became effective in October 2008, a system was created allowing persons other than licensees to perform the operations of repairing or moving ultra-small base stations for mobile phones (Femtocell base stations).

For other recent discussions concerning the Radio Law, please see “Proposals concerning on the Telecommunications Business Law and the Radio Law” below.

• Proposals concerning the Telecommunications Business Law and the Radio Law

Besides the points already covered in the amendments or the proposed amendments to the Telecommunications Business Law and the Radio Law, several other changes have been recommended by various governmental bodies.

Three-Year Program for Promoting Regulatory Reform

The Regulatory Reform Committee recommended in its report dated December 12, 2000 that, among other things, the introduction of a spectrum auction system be considered and discussed. The Government on March 30, 2001, launched the Three-Year Program for Promoting Regulatory Reform. The Regulatory Reform Committee was terminated on March 31, 2001. The General Regulatory Reform Council, a body established under the Cabinet Office, has since then been in charge of promoting regulatory reform. On March 28, 2003, it published the Three-Year Program for Promoting Regulatory Reform. In relation to the mobile telecommunication area, most of the issues in the Three-Year Program have already been reflected in the amended Telecommunications Business Law while an optimum spectrum reallocation system is still under consideration.

New IT Revolution Strategy

As part of the “New IT Revolution Strategy” determined on January 19, 2006 by the Government’s IT Strategy Headquarters the following proposals were made in connection with mobile communication:

•	Realization of a mobile communication system with data transmission speed that is 100 times faster than the current level by the year ending March 31, 2011; and

•	Formulation of guidelines for standardization by the year ending March 31, 2011 of displays and methods of operations for handsets and equipment that take into consideration user-friendliness for all people, including seniors and the handicapped, and promotion of product labeling that facilitates selection by consumers of easy-to-use products.

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

NTT Group’s Voluntary Action Plan

Both the Three-Year Program and the New IT Revolution Strategy stated that the Japanese government expects that NTT will establish a voluntary action plan for promoting competition, including:

•	Further opening of the NTT group’s local network; and

•	Realization of competition within the NTT group by decreasing NTT’s ownership percentage in us and NTT Com.

In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues.” In relation to its group operations, in that release NTT stated that:

•	Maintaining the present group operation under a holding company will be necessary in order to proceed with the structural reform that would revise NTT East and NTT West cost structures by reallocating personnel within the NTT group and making use of outsourcing companies;

•	From the standpoint of maximizing corporate value (shareholders’ profits), the NTT group management apportions each group company’s business areas such that (i) in fields where new markets need to be developed, such as Internet-related business, each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT group companies; and (ii) in the remaining fields, group operations are carried out on the principle of avoiding duplication of resources;

•	The simultaneous holding of executive positions between local companies (NTT East and NTT West) and NTT Com or us is not implemented currently and will remain unimplemented, from the viewpoint of fair competition; and

•	Decisions on NTT’s investment ratio of NTT Com and us and the simultaneous holding of executive positions will continue to be considered from the standpoint of maximizing shareholders’ profits, while fully respecting the autonomy in actual business operations of each NTT group company and taking into account operational necessities and stock market trends, as the market and other environmental factors surrounding the NTT group are rapidly changing.

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

On June 20, 2006, the consensus between the Japanese government and ruling parties on the future of telecommunications and broadcasting services was released. In the statement, they concluded that, in the telecommunications industry, they would promote such fair competition rules as those on opening of networks that are necessary for realizing advanced yet inexpensive information communication services and would discuss the organizational issue of NTT in 2010 after assessing the status of the diffusion of broadband and the trend of medium-term business strategy of NTT.

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

The Right to Set Charges for Calls

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

As a consequence, in June 2003, it was announced in the study group report and the administrative policies of MIC that the charges for inter-exchange calls (outbound calls from the fixed-line telephones of NTT East and NTT West to cellular phones connected via the facilities of inter-exchange operators) will be set by inter-exchange operators if the caller selects the inter-exchange operator for each call, and the charges for calls made from IP phones to cellular phones will be set by the IP phone operator. Following this announcement, intermediate interconnection services were introduced in April 2004. While, as a transitional measure, mobile network operators were allowed to set user charges for the portion of an inter-exchange call serviced by mobile network operators during the year ended March 31, 2005, effective April 2005, interconnection fees have been applied instead for the said portion of an inter-exchange call.

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

Evaluation of Competition in the Telecommunications Field

MIC announced its “basic approach of competition review in the telecommunications field” and “details of the implementation for the year ended March 31, 2004 of the evaluation of the state of competition in the telecommunications field” in November 2003. MIC has performed analyses of four areas including the areas of fixed-line phone, Internet access services, mobile communication, and corporate network services annually from the year ended March 31, 2004. Analysis and evaluation on the state of competition will first be made based on an analysis using quantitative indices, and in the event it is judged that progress of competition cannot be sufficiently achieved with quantitative analysis only, qualitative analysis, including factors affected by circumstances that are indicated by qualitative indices, will also be employed.

In October 2006, MIC designated the three years from fiscal year 2006 to fiscal year 2008 as the second phase for competition review, and formulated the “basic policy for competition review in the telecommunications field for fiscal years 2006-2008,” based upon which it announced in October 2007 “particulars for competition review in the telecommunications field for fiscal year 2007.” The stipulated implementation particulars included matters ranging from the domains subject to analysis in the fiscal 2007 competition review to the analysis and review of competition conditions.

In September 2008, MIC announced its “competition review in the telecommunications field for fiscal 2007”. In this report, MIC’s evaluation of the mobile communication field was as follows:

•	In the cellular phone and PHS markets, the migration to 3G will advance further; the use of high-speed communication services using HSDPA and other protocols is expanding, and declining ARPU has not yet become a drag on that expansion;

•	DOCOMO had a market share of 50.6% as of December 31, 2007 and even though its market share has been declining gradually in recent years, the difference in market share with competitors remains substantial, putting the Company in a position to control the market, but the possibility of its actually exercising market control in the future is low because of regulations on Category II-designated telecommunication facilities and the intense competition among carriers for market share; and

•	Regarding concerns that multiple carriers could collude to exercise market control, the introduction of Mobile Number Portability has resulted in the provision of a variety of rate discounts and a diverse range of services. In addition to EMOBILE entering the market and acquiring some subscribers, other competitors continue to enter the MVNO business, and for such reasons, the competition seems even greater than ever, and the possibility of the exercise of market control in the future is low.

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

Promotion of competition in the mobile telecommunication market

On February 13, 2007, with a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNO operators, MIC issued its revised “guidelines regarding the application of the Telecommunications Business Law and the Radio Law to MVNO” (“MVNO Guidelines”). Under the revised guidelines, whether wholesale telecommunications services are to be provided by a Mobile Network Operator (“MNO”) to an MVNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Further, in order to carry out an examination with a view towards improving economic vitality and user interests through the growth of new mobile businesses, a “mobile business study group” has been meeting since January 2007. In light of the final report of the study group, on September 21, 2007, MIC released the “Mobile Business Vitality Plan.” The following are the main points of the “Mobile Business Vitality Plan”:

•	Partial introduction of the new sales price plans (plans separating communication charges and handset fees) for fiscal 2008;

•	Clarification of the accounting arrangements for sales promotion funds;

•	Removal of SIM locks (final conclusion in 2010 regarding mandatory removal of SIM locks);

•	Promotion of handset platform standardization;

•	Implementation of environmental improvements by revising the MVNO Guidelines* (implemented in fiscal 2007);

•	Adoption of a standard plan concerning MNO wholesale telecommunications services;

•	Consideration of MVNOs at the time of spectrum allocation;

•	Examination of measures for enhancing consumer protection; and

•	Consideration of greater platform collaboration.

*	Clarification of contact points, clarification of the degree to which questions can be asked regarding of the business plans, and clarification of legal and statutory interpretation.

Further, since March 2008, the “Mobile Business Vitality Plan Assessment Meeting” has been held and the progress of the vitality plan has been evaluated on a regular basis.

Adoption of Open Platforms

In conjunction with the increased use of broadband and IP, we are reinforcing the collaboration among the authentication, billing and other functions that are essential for the efficient broadband distribution of content and applications. A report by the Communications Platform Study Group that discussed relevant issues and addressed the direction of future policies concerning the development of the market environment for encouraging the creation of new business was released in November 2008. In the year ending March 31, 2010, it is expected to reach certain conclusions in various study groups, trials, and forums concerning investigations into enhancing interoperability among authentication and billing functions as well as optimal environmental development and content distribution effects to achieve diversification of mobile platforms.

Review of the Universal Service System

In November 2005, MIC announced its response with respect to the report on the universal service system, and it was decided that in order to maintain subscriber telephones of NTT East and NTT West, carriers connecting with NTT East and NTT West would share cost burdens in accordance with their ratio of telecommunication numbers handled. The universal service system was introduced in June 2003, but in the three years following its introduction, through 2005, no funds were actually utilized. An amended ministerial order came into effect on April 1, 2006, and starting in January 2007, in order to ensure provision of universal service by NTT East and NTT West, a portion of such costs would be borne by all telecommunications companies, including our group, that provide services through connections to universal service, with such costs to be apportioned according to number of telephone numbers owned by each telecommunications company. In light of the intent of the system, our group is requiring its customers to assume an equitable portion of the costs in proportion to the number of telephone numbers they use, and starting with February 2007 bills (for usage in January 2007), its customers have been billed universal service fees.

The March 2007 report of the Telecommunications Deliberation Council stated that it would be appropriate to carry out a review of the rules for computing subsidies under the universal service system for the year ended March 31, 2008 and beyond. In response, the Universal Service Subcommittee commenced deliberation of these rules. In September 2007, the rules for computing subsidies and costs for the provision of the universal service system were revised, and the subsidy computing method was changed from the conventional method of using the national average cost as a benchmark, to a method where the benchmark is the total of the national average cost and twice the standard deviation.

Further, in regards to the universal service system, starting in January 2007, a “study group regarding the future image of the universal service system” began meeting, with a view towards the building of a new system in line with future environmental changes. In December 2007, the study group released its report on the universal service system of the future, in light of advances in IP technology. This report stated that, as an approach to reviewing the range of services encompassed by universal services from the beginning of 2010 and onwards, it would be appropriate to use as the standard a situation where, without regard to type of services, services that are provided through an access network and meet certain requirements are available (universal access).

Examination Regarding Network Neutrality

The Panel on Internet Policy has been meeting with the purpose of selecting and organizing policies for ensuring network neutrality and promoting sound development of the Internet, as seen from the diverse viewpoints of a range of stakeholders and in the midst of dramatic changes in network structure and market environment. The panel released a final report with the following three fundamental principles on February 23, 2009:

•	Consumers should be able to use networks (IP networks) flexibly and freely access content and application layers;

•	Consumers should be able to freely connect terminals that comply with the technical standards specified by laws and regulations to networks (IP networks) and engage in flexible communications with other terminals; and

•	Consumers should be able to use communications layer and platform layer impartially and at an appropriate cost.

Study Group for Comprehensive Legal System for Communications and Broadcasting

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

Review of Interconnection Rules in Response to Changes in the Telecommunications Market Environment

In the mobile telecommunication market, the number of mobile phone subscriptions has surpassed 100 million and the importance of mobile phones as fundamental infrastructure for business and day-to-day activities is increasing at a tremendous pace. In the fixed-line broadband market, the numbers of FTTH and DSL subscriptions switched positions in the first quarter of the year ended March 31, 2009, with FTTH taking the dominant position. In conjunction with these developments, the business format of using the networks of other operators is accelerating, and further development of the communications platform market and the content distribution market can be expected in the future.

In response to these market changes, the MIC’s Telecommunications Council is investigating optimal interconnection rules from the perspective of maintaining a fair competitive environment in the telecommunications markets and is expected to issue a response at the end of September 2009. The key issues under investigation are as follows:

•	Development of a fair competitive environment in the mobile market;

•	Development of a fair competitive environment in the fixed-line broadband market;

•	Development of a fair competitive environment to encourage new entrants in the communications platform and content distribution markets; and

•	Nature of interconnection rules in an era of integration between fixed and mobile communications, etc.

We reduced access charges applicable in the year ended March 31, 2009 by at least 10% compared to the previous fiscal year by such measures as implementing cost reductions.

• Information Security Management

In order to protect customer information, in conjunction with the full implementation of the Law on the Protection of Personal Information, we established the position of Chief Privacy Officer (CPO) and strengthened the system for protection of personal information, and we are making efforts to construct a company-wide information security system.

In addition, we agreed to take efforts to prevent personal information leaks by handling and managing all terminals and external storage devices containing personal information, periodically educating and training our employees, confirming matters for compliance in information management with all entities to which we outsource services, instructing and supervising such entities, strengthening the security technology in all our systems, establishing system security standards and developing, operating and managing systems in compliance with such standards.

• Law to Prevent Unauthorized Use of Mobile Phones

In April 2006, with the enforcement of the Law to Prevent Unauthorized Use of Mobile Phones, we coped with imposition of identification and recording the documents verifying the customer’s proof of identity at the time of new contracts and reviewed an operative manual in order to comply with the law as a mobile network operator. In addition, we carry out the training for all the members performing duties such as identification and make an effort to ensure proper operation of such duties.

• Law to Promote a Healthful Internet Environment for Youth

In April 2009, with the enforcement of the Law to Promote a Healthful Internet Environment for Youth, we implemented a number of measures, including a review of an operative manual for application of basic rules for filtering when subscribers under 18 years of age access to the Internet using mobile phones in order to comply with the law as a mobile network operator. In addition, we moved forward with initiatives to protect youth, including mobile phone safety classes to help prevent youth from becoming involved in crimes through mobile phones.

16.	Relationship with NTT

NTT is our parent company and owned 66.19% of our voting rights as of March 31, 2009. The government of Japan, in the name of the Minister of Finance, owned 40.16% of the voting rights of NTT as of the same date. The government of Japan, acting through MIC, also regulates the activities of NTT.

The NTT group is the largest provider of fixed-line and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telecommunications networks in the world. The NTT group’s main business is providing nationwide telecommunications services including voice communication services, data communication services, leased circuit services, system integration services and other services. As a holding company, NTT is directly responsible for the overall strategy of the NTT group. NTT is also responsible for basic research and development for its group companies.

On July 1, 1999, NTT was reorganized into a holding company structure. The former NTT parent company transferred its local and long-distance businesses to three new wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Com. NTT East and NTT West operate regional telecommunication services in eastern Japan and western Japan, respectively, and NTT Com operates long distance telecommunication and other network services throughout Japan. NTT Com also offers international telecommunications services. We continue to be a direct subsidiary of NTT after the reorganization.

Although NTT owned 66.19% of our voting rights as of March 31, 2009, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the year ended March 31, 2009, we had sales of ¥57,279 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥236,004 million, ¥131,849 million and ¥70,840 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥65,126 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥247,016 million, ¥138,709 million and ¥78,112 million, respectively, in the year ended March 31, 2008. We also had receivables of ¥12,510 million from NTT and its subsidiaries and payables of ¥73,476 million to NTT and its subsidiaries at March 31, 2009, compared to ¥15,197 million and ¥75,516 million at March 31, 2008.

In order to ensure fair competition in the mobile telecommunication business, the MPT (currently MIC) in April 1992 established the following conditions of separation on NTT (which was then in operation of the fixed line telephone services) and us (which remain applicable):

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

At the time of separation from NTT, all trademarks and service marks for our products developed by NTT, other than the “NTT DOCOMO” trademark, the “DOCOMO” trademark and the “NTT DOCOMO” service mark, were assigned to us. If NTT’s ownership of our shares is substantially reduced, we may not be able to continue to use the trademarks and service marks that include “NTT.” Patents, utility model rights and design rights are shared equally with NTT. While certain rights to programs concerning wireless telecommunication systems were assigned by NTT to us, NTT owns the rights to other programs concerning wireless telecommunication systems and grants us licenses to use such rights. Since the separation, NTT and we have each retained rights resulting from our own research and development. When we desire to use NTT’s technology, we are required to pay royalties equal to those other wireless telecommunication companies would pay for the use of such technology, and such technology is available equally to us and our competitors. We are also required to pay NTT certain basic research and development fees.

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Mr. Hiroshi Tsujigami, a full-time employee of NTT, serves part-time on our board of directors.

The Deregulation Committee (succeeded to by the Regulatory Reform Committee), an advisory committee set up by the decision of the Japanese Cabinet dated December 20, 1997, issued a report on December 15, 1998, with respect to government deregulation in a number of sectors of the Japanese economy. This report recommended the complete privatization of NTT at some point in the future, together with the elimination of monopolies in the regional telecommunication markets, and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. This report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of our shares to the level where competition between us and NTT East and NTT West is facilitated. On March 30, 1999, the Japanese government revised its Three-year Program for Promoting Deregulation stating, among other things, which based on the Deregulation Committee’s report and in connection with NTT’s ownership of our shares, it would carefully watch competition between us and NTT East and NTT West. On March 31, 2000, in its decision to further revise the Three-year Program, the Japanese government stated that it would continue to consider NTT’s ownership of our shares taking into account the competition among cellular phone companies and the competition between us and NTT East and NTT West. Furthermore, on December 12, 2000, the Regulatory Reform Committee issued a written opinion stating that NTT’s ownership of our shares should be reduced to the level at which fair competition among us and other NTT companies is ensured, and that the “firewall” regulation that restricts the sharing of management and other personnel among us and other NTT group companies should be strengthened.

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

The Japanese government, on March 30, 2001, launched its Three-year Program for Promoting Regulatory Reform. In that program the Japanese government expected NTT as well as NTT East and NTT West would prepare and publish a voluntary action program for promoting competition, including a realization of competition within the NTT group by decreasing NTT’s ownership of our shares. In response, on October 25, 2001, NTT together with NTT East and NTT West announced “NTT’s Strategy concerning Current Management Issues” and stated in that release that simultaneous holding of executive positions between NTT East or NTT West and our company would remain unimplemented and that NTT’s investment ratio in our company and the simultaneous holding of executive positions would continue to be considered from the standpoint of maximizing its shareholders’ profits, taking into account operational necessities and stock market trends. On October 29, 2002, NTT made a report to MIC on the current status of implementation of the voluntary action plan released in October 2001. In the report, NTT stated that it sold 551,000 shares of our company in July 2002, in conjunction with our planned share reacquisition and that the system of concurrent appointment of directors for NTT and our company was discontinued at the general meeting of shareholders in June 2001.

In June 2006, an advisory panel on the future of telecommunications and broadcasting made a final report. In the report, it says that, in order to promote fair competition in the telecommunications industry, the study group proposed that MIC make a drastic review of legislation related to telecommunication by 2010. The study group also proposed that, keeping issues such as abolishment of the regulations on the scope of the business of NTT East and NTT West, abolishment of a holding company, and separation of equity links, etc. in mind as a whole mission, MIC take necessary measures to realize issues and start necessary investigation immediately. On June 6, 2006, corresponding to this report, NTT made a statement that, with the aim to establish a safe and secure next-generation network under current structure and provide optimal services to approximately 30 million customers by fiscal 2010, NTT will make its utmost effort to realize medium-term management strategies, and that NTT cannot accept the proposal as it may disturb smooth promotion of their medium-term management strategies.

The Japanese government has not decided what action, if any, it will take with respect to NTT’s ownership of our shares. NTT has declared its view that its ownership of our shares does not have any adverse effects on fair competition and that it intends to maintain its ownership percentage in us at 51% or above.

NTT has entered into agreements with each of DOCOMO, NTT East and NTT West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DOCOMO.

17.	Property

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2009, we and our regional offices owned 3,476,103 square meters of land and 1,562,518 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2009, we leased approximately 8,301,972 square meters of land mainly for base stations and transmission facilities.

Additional information can be found in “Capital Expenditures” of Item 5.B.

18.	Employees

As of March 31, 2009, DOCOMO and its subsidiaries had 21,831 employees representing a decrease of 269 employees since March 31, 2008. As of March 31, 2008, 2007 and 2006 we had 22,100, 21,591, and 21,646 employees, respectively. The average number of temporary employees for the year ended March 31, 2009 was 6,459.

Of our 21,831 employees on March 31, 2009, approximately 1,340 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2009, approximately 1,400 employees were working at overseas consolidated subsidiaries.

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

19.	Legal Proceedings

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

As of March 31, 2009, NTT, our parent company, was our largest shareholder and owned 66.19% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant subsidiaries as of March 31, 2009.

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

We will discuss the following matters in this Item 5:

•	Our Business

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the years ended March 31, 2009 and 2008

•	Segment Information

•	Recent Accounting Pronouncements and Critical Accounting Policies

•	Liquidity and Capital Resources

•	Research and Development

•	Trend Information

•	Others

A.	Operating Results

Our Business

We are the largest cellular network operator in Japan in terms of both revenues and number of subscriptions. As of March 31, 2009, we had approximately 54.60 million subscriptions, which represented 50.8% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communications services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as “i-mode” services, which enable our subscribers to exchange e-mails and to access various sources of information including the Internet via our nationwide packet communications network. In addition to cellular services, we presently provide wireless LAN services nationwide, a mobile credit payment platform and mobile credit payment services.

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

Trends in the Mobile Communications Industry in Japan

According to a release from the Telecommunications Carriers Association, the mobile communications market in Japan saw a 4.71 million net increase in cellular and PHS subscriptions for the year ended March 31, 2009. As of March 31, 2009, the total number of wireless subscriptions including cellular and PHS reached 112.05 million and the market penetration rate reached 87.7%. The annual growth rate of cellular subscriptions dropped to 4.6% for the year ended March 31, 2009 after a temporary rebound in a recent downward trend from 5.4% to 6.2% for the years ended March 31, 2007 and 2008, respectively. However, given the maturity of the market and the declining population trend, we expect that the growth rate of cellular subscriptions in Japan will be limited in the future.

As of March 31, 2009, cellular services were provided by four network operators including us and their subsidiaries in Japan. In addition to providing cellular services, the network operators also collaborate with handset manufacturers to develop handsets compatible with the specifications of their wireless services and then sell them primarily to agent resellers, who in turn sell such handsets to the subscribers. As for cellular services, since the year 2001, when we first launched “FOMA” services, our third generation (“3G”) cellular services based on W-CDMA technology, our competitors have followed us in the launch of their 3G services. The network operators have been in an intense competition in pursuit of the acquisition of new subscribers and the migration of their current subscribers to 3G services. As of March 31, 2009, the number of 3G service subscriptions in Japan reached 99.63 million, which represented 92.7% of the total number of cellular subscriptions.

Competition among the network operators in Japan has become more intense under present market conditions as the needs of subscribers diversify and growth in new subscriptions slows. The network operators in Japan have been eager to differentiate themselves as they pursue the acquisition of new subscriptions and encourage the migration of their current subscribers to 3G services. The differentiation efforts include:

•	Offering of free voice calls among family members under the same discount account with the same operators, free voice calls among subscribers under the same corporate subscription account with the same operators, introduction of new discount services to cut basic monthly charges by half upon commitment of long-term subscriptions, and introduction of packet flat-rate services;

•	Introduction of installment sales for handsets and mobile phone protection and delivery service;

•	Launching of new services such as providing mobile credit payment services, music downloading, video downloading and streaming, news casting, customized information delivery service, web-browsing filtering, location information services and high-speed data transmission;

•	Equipping new handsets with various new functions including a TV tuner, radio tuner, music player, video player, contact-less IC (Integrated Circuit) chip capability, GPS (Global Positioning System), enlarged memory capability, compatibility with GSM network or security function; and

•	Partnering with entities of different industries including retail, manufacturing and financial institutions.

Recently, domestic deregulation of the industry has accelerated competition among cellular network operators, who have already implemented discounts in their service charges. Mobile Number Portability, which enables subscribers to switch subscriptions from one operator to another without changing their telephone numbers, was introduced in October 2006. In September 2007, the Mobile Business Study Group, which was appointed by the Ministry of Internal Affairs and Communications, concluded a report in which it proposed certain actions to be taken by regulatory authorities including (1) reformation on methods of cellular handset sales, (2) promotion of new MVNO entrants to the market and (3) development of the market environment to invigorate the mobile business. Although some of these proposals have been already implemented, further implementation of these proposals by the regulatory authorities is expected to change revenue structures and business models of incumbent cellular network operators including us.

It is possible that innovations in Internet technology will have a material impact on the mobile communications industry as well. IP (Internet Protocol) phone, voice communications based on IP technology, is becoming a popular means of fixed line communications as a result of the penetration of local broadband access. If IP phone technology is applied to the mobile communications field, we expect that it will have a material impact on the current revenue structure of the mobile communications industry. The penetration of local broadband access and cellular phones has produced an expectation for new services in the future, converging fixed and mobile communications. A “Fixed-Mobile Convergence” concept has already been partially realized when some network operators issued a single bill for both fixed and mobile subscriptions or others enable their subscribers to access common contents or e-mail accounts via both a PC and a cellular phone. The demand for a seamless service between the fixed and mobile network and a common handset compatible with both fixed and mobile network service will possibly increase in the future. In the field of high-speed wireless networks, WiMAX has been standardized by the Institute of Electrical and Electronic Engineers in the United States. In Japan, two network operators were licensed to operate a 2.5GHz wide-band wireless broadband system in December 2007 and plan to launch commercial services during the year 2009.

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

In November 2007, we abolished “handset sales incentives”, which were one of the components of commissions we pay to agent resellers, and introduced a new handset sales method or “Value Course”, and a discounted billing plan or “Value Plan”. Subscriber acquisitions by offering inexpensive discounted handsets by applying the “handset sales incentives” was an adequate business model for the penetration of cellular subscription in a growing market. However, as the market has moved into a matured phase, such business model lacked transparency on the cost allocation of handsets and network services, brought about unfairness on cost allocation among subscribers dependent on the duration of subscriptions and put downward pressure on the operating income of network operators.

“Value Course” is a new handset sales method, where purchase of a handset not discounted by the “handset sales incentive” awards the subscriber with a subscription to a billing plan with discounted basic monthly charges called “Value Plan”. Payment in installments is available for purchase of a handset in this “Value Course”. If a subscriber chooses to make installment payments, under agreements entered into among the subscriber, the agent reseller and us, we provide financing by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and the subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales, but do have an impact on cash flows from operating activities. While we simultaneously introduced another handset sales method called “Basic Course”, where a subscriber purchases a handset discounted by our direct subsidy specifically designed for “Basic Course” and undiscounted billing plans are applied, more than 90% of subscribers opted for “Value Course” under the new handset sales method and the number of subscribers to “Value Plan” exceeded 20 million as of March 31, 2009. In August and September 2007, we also introduced new discount services called “Fami-wari MAX50”, “Hitoridemo Discount50” and “Office-wari MAX50” (“new discount services”), all of which discount basic monthly charges by half upon the commitment of a two-year subscription, and more than 60% of our subscribers utilized these new discount services as of March 31, 2009. We expect to realize the extension of subscriptions of current subscribers and a continued decline in our churn rate through these new handset sales methods and new discount services. Please refer to “B. Liquidity and Capital Resources” for the impact of the introduction of “Value Course” on our financial position.

In April 2008, we announced “New DOCOMO Commitments” re-positioning where we will stand in the future, and, taking this opportunity, changed our corporate branding. We reorganized our group structure in July 2008 by integrating eight regional subsidiaries for the purpose of enhancing the speed and effectiveness of our operations. We also announced our future business direction based on a new action plan “DOCOMO’s Change and Challenge to Achieve New Growth” in October 2008. “DOCOMO’s Change” includes concrete actions to revisit every aspect of business from the customer’s perspective from customer relations to handsets and networks based on a thoroughly hands-on approach to serving customers at all levels of our group under “New DOCOMO Commitments”. “DOCOMO’s Challenge” includes action plans to drive innovation in collaboration with a wide range of partners, committing us to take on the challenges of creating new value by leveraging the virtually unlimited potential of mobile phones by responding to further advancements and diversifications in the mobile market, where development of services that take advantage of unique mobile properties such as real time immediacy, personal authentication, and GPS capabilities in conjunction with the evolution of networks and handsets, as well as new services that transcend conventional boundaries through the increasing adoption of open-platform handsets and entry of new global players are taking place.

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

We earn our wireless services revenues primarily from basic monthly charges, calling charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services, the second generation mova services and other services. FOMA’s packet transmission technology allows our subscribers to transmit more packets per minute and the per-packet charges for data communications of FOMA services are set lower than those of mova services. As mova subscribers have been steadily migrating to FOMA services, we have decided to discontinue mova services on March 31, 2012 and focus our business resources on FOMA services. We will continue our efforts to induce existing mova subscribers to migrate to FOMA services.

As of March 31, 2009, the number of FOMA subscriptions reached 49.04 million or 89.8% of our total number of cellular subscriptions, the largest number of 3G subscriptions among cellular operators in Japan. Cellular services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges depending on connection time. Our packet communications revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues for the year ended March 31, 2009, representing 39.4% of wireless services revenues, as compared to 33.0% and 28.8% for the years ended March 31, 2008 and 2007, respectively. As a result of the continued migration of mova subscribers to FOMA services, the portion of FOMA packet communications revenues increased to 95.9% of the total packet communications revenues for the year ended March 31, 2009 from 91.3% and 78.2% for the years ended March 31, 2008 and 2007, respectively.

Our top operational priorities include maintaining our current subscribers and the level of our average monthly revenue per unit (“ARPU”) despite the increasingly competitive market environment in which we are operating after the introduction of Mobile Number Portability. Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.

Our number of subscriptions continues to grow while the growth rate of subscriptions has declined. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve retention of our current subscriptions. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the year ended March 31, 2009, we have taken measures such as lowering basic monthly charge of “Type SS Value” billing plan, introduction of new packet flat-rate services “Pake-hodai double” and “Biz-hodai double”, enhancement of services for the loyalty membership program “docomo Premier Club”, rollout of newly organized handset series, expansion of FOMA high speed areas (achieved 100% POP coverage) and on-site visits and investigations in response to customers’ claims for network area quality, normally within 48 hours of contacts from our investigation staffs. We also continued to release handsets such as “Kids’ PHONE” designed specifically for children and “Raku-Raku PHONE PREMIUM”, “Raku-Raku PHONE V” universally designed for elderly users in an effort to pioneer such new market segments.

ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, calling charges and packet communications charges, from designated services by the number of active subscriptions to the relevant services. ARPU is another important performance indicator for us to measure average monthly revenues per subscription. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. The ARPU calculation is described in “Item 4. Information on the Company — B. Business Overview — Cellular Phone Service Usage”. ARPU (FOMA+mova) has fallen over the past few years, due to an increase in the number of subscribers to “Value Plan”, under which discounted monthly basic charges apply and new discount services, as well as a gradual increase in the discount rate of basic monthly charges according to an increase in the number of years of subscriptions under long-term subscription discount. In order to boost ARPU, we have been actively involved in the promotion of services including “Pake-hodai double”, our optional packet flat-rate service for unlimited i-mode usage, “i-channel”, a convenient and easy-to-use information push-delivery optional service, and “i-concier”, an automated information delivery service that is customized to suit each individual’s preferences and living area as if one’s own butler or concierge would provide the service. We also introduced more handsets compatible with international roaming service in order to increase roaming revenues. Furthermore, we are promoting cellular usage other than voice calls such as downloading of music or video-clips.

For the year ended March 31, 2007, although the decline in ARPU continued, growth in the number of subscriptions, combined with our recognition as revenue of the portion of “Nikagetsu Kurikoshi” (2 Month CarryOver) allowance, a deferred revenue account, that was projected to expire, resulted in an increase in cellular services revenues. Cellular services revenues declined again during the year ended March 31, 2008 due to a continued decline in ARPU as a result of the penetration of discount services newly introduced for subscriber retention purposes. For the year ended March 31, 2009, cellular services revenues continued to decline from the prior year due to the penetration of “Value Plan” and new discount services, as well as a decrease of access charge revenues that we receive from other operators for their network usage. We expect that the positive effects of the moderate growth in the number of subscriptions and increase of packet communications revenues will be more than offset by the negative effects from the continued penetration of “Value Plan” and new discount services, and thus cellular services revenues will consequently decline for the year ending March 31, 2010. Although ARPU has been on a declining trend, our target is to halt the decline in fiscal year ending March 2012 when the effect of an increase in packet ARPU overtakes the effect of a decrease in voice ARPU. We intend to achieve sustainable growth by increasing revenues from non-traffic business while we maintain the current level of revenues through marketing activities with more focus on brand loyalty in the cellular business.

Equipment Sales

We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets to agent resellers for sale to our subscribers. We had been offering handset series mainly comprising “FOMA 9 series”, which are equipped with most advanced functions, and “FOMA 7 series” which feature a sophisticated balance between unique designs and functionalities. Starting from November 2008, as a response to market changes such as maturity of the mobile phone market and diversification of customer needs, we started to offer handsets in newly organized four series which are closely attuned to the latest preferences and lifestyles of mobile phone users — “docomo STYLE series”, “docomo PRIME series”, “docomo SMART series” and “docomo PRO series”.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 13.6% of total operating revenues for the year ended March 31, 2009. We adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and therefore account for a portion of the sales commissions that we pay to agent resellers as a reduction in equipment sales revenues and selling, general and administrative expenses. As a result, structurally, the cost of equipment sold has exceeded equipment sales revenues, and thus the sale of an extra handset has had a negative impact on our operating income. However, with the introduction of “Value Course” in November 2007, the amount of sales commissions deducted from equipment sales revenues decreased significantly, and the effects of pushing down operating income through the sale of handsets has lessened. During the year ended March 31, 2009, equipment sales revenues before the deduction of sales commissions to agent resellers decreased due mainly to the significant decrease in the number of handsets sold to agent resellers affected by the economic downturn and introduction of new sales method, in addition to a decrease in revenue per handset. However, sales revenues after the deduction of sales commissions increased significantly since the effect of decrease in sales commission for “Value Course” to be deducted from equipment sales revenues was applied throughout the year. For the year ending March 31, 2010, we expect a slight decrease in the number of handsets sold to agent resellers reflecting a decreased demand of handsets for new subscriptions given the high penetration rate of the mobile market. Because the trend of handset sales is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section below.

Expansion of Our Business Domain

In addition to the further buildup of our competitiveness in the cellular business, we are actively involved in the diversification of revenue sources. The most significant is our credit services business. We seek to reposition our cellular phones as tools more deeply rooted in the daily life of our subscribers by enabling transactional settlements through the use of cellular phones equipped with contact-less IC chips. We launched a credit card brand called “iD” for card issuers in December 2005 and “DCMX” credit issuing services via the “iD” platform in April 2006. For the year ended March 31, 2009, we were actively involved in the acquisition of DCMX subscriptions, promotion of credit usage and expansion of stores equipped with iD readers/writers. We are confident that our mobile credit service is steadily penetrating the market as the number of DCMX subscriptions reached 8.98 million while the number of “iD” compatible readers/writers installed reached 0.41 million as of March 31, 2009.

We also started to offer, in collaboration with Google, Inc., search-words related advertisement on the search page of iMenu, a portal site of i-mode, and promoted the value of the mobile phone as a powerful advertisement medium. In addition, we are promoting investments and alliances with the aim of expanding businesses in fields where mobile communications can make great contributions. In April 2009, we announced a capital alliance with OAK LAWN MARKETING, INC., one of the largest TV shopping service companies, in order to promote the mobile e-commerce market, which has a potential for further growth.

Although contribution from the credit service business and advertisement business to our results of operations have not yet become material, we will continue to be engaged in accelerating the development of these businesses.

Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities and payroll for employees dedicated to the operations and maintenance of our wireless services. Cost of services accounted for 24.1% of our total operating expenses for the year ended March 31, 2009. Communication network charges, which we pay for the usage of other operators’ networks or for access charges, occupy the largest part of cost of services, accounting for 36.3% of the total. The amount of our communication network charges is dependent on the number of our base stations installed and rates set by the other operators. In recent years, our communication network charges have steadily declined as a result of our buildup of our own back-bone network to replace circuits leased from NTT. Communication network charges decreased for the year ended March 31, 2009 as well due mainly to the discount in charges of NTT’s leased circuits and decrease of access charges payable to other operators. We expect that the downward trend will continue and the communication network charges will decrease for the year ending March 31, 2010.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 22.9% of our operating expenses for the year ended March 31, 2009. For the year ended March 31, 2009, the purchase price per handset remained about the same level as in the prior year although influenced by the introduction of newly organized handset series line-up and an increase of per-unit development costs effected by a decrease in the number of units purchased. The total number of handsets sold decreased due to the introduction of new sales methods and overall sluggish consumer spending. As a result, cost of equipment sold decreased from the prior fiscal year. For the year ending March 31, 2010, we expect that the level of the purchase price per handset will increase due to an increase of material costs for enhanced features and a decrease in handset procurement, but we also expect a slight decrease in the number of handsets sold resulting from a decreasing demand of handsets for new subscribers. As a result, we expect that cost of equipment sold will be about the same level as in the current fiscal year for the year ending March 31, 2010.

We have taken some measures to control the cost of equipment sold. We have saved on FOMA handset development cost by introducing a single-chip LSI and common platforms for the handset operating system. We have provided packaged software dedicated to our handsets to handset manufacturers to facilitate development of FOMA handsets to hold down cost of equipment sold. In addition, we are planning to optimize the level of equipment inventories as a part of efficiency improvements accompanied by a review of handset logistics, such as integration of handset logistics contractors.

Depreciation and Amortization

We expense the acquisition cost of a fixed asset such as telecommunications equipment, a network facility and software during its estimated useful life as depreciation and amortization. Depreciation and amortization accounted for 22.2% of our operating expenses for the year ended March 31, 2009. In order to respond attentively to demand from our subscribers, we invested in the FOMA services network during the year ended March 31, 2009. Our investments in the FOMA network included:

•	further enhancement of FOMA network service area quality;

•	buildup of FOMA network capacity in response to an increase in data traffic following the penetration of our packet flat-rate service for unlimited i-mode usage; and

•	further expansion of HSDPA service coverage. (achieved 100% POP coverage)

Active capital expenditures in the FOMA network in recent years are followed by an upward trend in depreciation and amortization expenses. However, our capital expenditures in the FOMA network peaked in the fiscal year ended March 31, 2007, and we expect that depreciation and amortization expenses will show downward trend in the future. In addition, we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices and improvements in construction processes. Depreciation and amortization expenses for the year ended March 31, 2009 increased from the prior fiscal year, but the increase was caused by the effect of accelerated depreciation charges of mova-related assets through the changes in estimated useful lives accompanied by our decision to discontinue mova services on March 31, 2012. Without this effect, depreciation and amortization expenses would have decreased from the prior fiscal year. Depreciation and amortization expenses are expected to decrease for the year ending March 31, 2010 following the recent downward trend. As for our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 30.8% of our total operating expenses for the year ended March 31, 2009. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. In addition, we provide subsidies directly to our subscribers in the form of a discount to the handset price to be purchased subject to competition in the market. As already discussed in the “Operating Strategies” section, under the new handset sales method, we abolished “handset sales incentives”, which were paid to agent resellers depending on the type of handset a subscriber purchased.

We applied EITF 01-9 and therefore a portion of the sales commissions paid to agent resellers is recognized as a deduction from equipment sales revenues and selling, general and administrative expenses. Due to the introduction of “Value Course”, sales commissions, both before and after the deduction of certain sales commissions to agent resellers, decreased for the year ended March 31, 2009 compared with the prior fiscal year. For the year ending March 31, 2010, we expect that the gross and net amount of sales commissions will continue to decrease with the further penetration of “Value Course”.

Operating Income

For the year ended March 31, 2009, a decrease in wireless services revenues, due mainly to penetration of “Value Course” and new discount services, exceeded an increase in equipment sales, which resulted in a decrease in operating revenues. On the other hand, a decrease in operating expenses due mainly to a decrease in costs of equipment sold as well as sales commissions subsequent to the introduction of “Value Course” exceeded the decrease in operating revenues. As a result, operating income increased. The factors contributing to the increase in operating income are summarized as follows:

•	cellular services revenues decreased due to a decrease in ARPU caused by the penetration of “Value Course” and new discount services, even though the number of subscribers increased from the prior fiscal year. Equipment sales increased from the prior fiscal year despite the decreased number of units sold to agent resellers, because the sales commissions which are deducted from the equipment sales revenues decreased significantly with the introduction of “Value Course”. Operating revenues decreased from the prior fiscal year because the increase in equipment sales was not sufficient enough to make up for the decrease in cellular services revenues.

•	operating expenses decreased reflecting a decrease in cost of equipments sold due to a fewer number of units being sold and a decrease in sales commissions as a result of the penetration of “Value Course”.

The market environment has become increasingly competitive after the introduction of Mobile Number Portability. We will be engaged in reinforcing our competitiveness by executing action plans of “DOCOMO’s Change and Challenge” in the area of customer satisfaction, actions to expand usage, creation of new revenue sources, and improvement of cost efficiency. For the year ending March 31, 2010, we expect operating revenues to decrease and operating income to remain the same level as the prior fiscal year for the following reasons:

•	we expect cellular services revenues to decrease because a continued decline in ARPU caused by penetration of “Value Plan”, for which the basic monthly charge is discounted and penetration of new discount services will more than offset the positive effect of our acquisition of new subscriptions;

•	we expect equipment sales to increase despite the decreased number of handsets sold through a continued decrease in sales commissions that are deducted from sales revenue under the “Value Course”. However, the increase in equipment sales is not sufficient to make up for the decrease in cellular services revenues; and

•	we expect operating expenses to decrease through our continuous efforts to lower costs including distributor commissions, network-related costs and general expenditures. As a result, operating profits should remain about the same level as prior fiscal year, as decrease in operating revenues and operating expenses nearly offset each other.

Actions to expand cellular phone usage include the followings:

•	offering billing plans that customers need not worry about charges, improvement of handset functionalities, and promotion of packet communications by offering various contents; and

•	increasing product line-ups and enhancement of sales for smart phones and data communication terminals.

Creation of new revenue sources includes the followings:

•	offering new services in the area of personalization, social support, and converged services (such as “i-concier” and its subscriber growth);

•	investments and alliances with the aim of expanding businesses in fields where mobile communications can make great contributions;

•	strengthening activities to boost usage of our DCMX credit services and increase users; and

•	promotion of usage of international calls and roaming services, and growth through investment and partnership in Asia-Pacific regions.

Improvement of cost efficiency includes the followings:

•	reduction of base station construction costs, streamlining of network, and reduction of communication network charges; and

•	further reduction of general expenses, operational process review and operational efficiency improvement through integration of former regional subsidiaries.

Other income and expenses

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company — B. Business Overview — Other Business Activities — Investments and Affiliations in Japan” and “— B. Business Overview — Global Businesses — International Investments and Alliances”. In accordance with U.S. GAAP, the investment is accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when our equity in the investee’s issued and outstanding capital is between 20% and 50% or we are able to exercise significant influence over the investee. In accordance with equity method accounting, we include equity in net income or losses of affiliates in our consolidated income. Where our equity in the investee’s issued and outstanding capital is less than 20%, we include the investment as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net losses of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our investments in affiliates and marketable securities and other investments again in the future. Please refer to “— Critical Accounting Policies — Impairment of investments”. We may also experience material gains or losses on the sale of our investments. As of March 31, 2009, the total carrying value of our investments in affiliates was ¥572.0 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥141.5 billion.

Operating Results for the year ended March 31, 2009

The following discussion includes analysis of our operating results for the year ended March 31, 2009. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
			Increase
	2008	2009	(Decrease)	Change (%)

Cellular
Subscriptions (thousands)	53,388	54,601	1,213	2.3%
FOMA services (thousands)	43,949	49,040	5,091	11.6%
mova services (thousands)	9,438	5,560	(3,878)	(41.1)%
i-mode services (thousands)	47,993	48,474	481	1.0%
Market Share (%)(1)(2)	52.0	50.8	(1.2)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract)(3)	6,360	5,710	(650)	(10.2)%
Voice ARPU (yen/month/contract)(4)	4,160	3,330	(830)	(20.0)%
Packet ARPU (yen/month/contract)	2,200	2,380	180	8.2%
MOU (FOMA+mova) (minutes/month/contract)(3)(5)	138	137	(1)	(0.7)%
Churn Rate (%)(2)	0.80	0.50	(0.30)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Module Services subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2008	2009	(Decrease)	Change (%)

Operating revenues :
Wireless services	¥4,165,234	¥3,841,082	¥(324,152)	(7.8)%
Cellular services revenues	4,018,988	3,661,283	(357,705)	(8.9)%
— Voice revenues(6)	2,645,096	2,149,617	(495,479)	(18.7)%
Including: FOMA services	2,084,263	1,877,835	(206,428)	(9.9)%
— Packet communications revenues	1,373,892	1,511,666	137,774	10.0%
Including: FOMA services	1,254,648	1,449,440	194,792	15.5%
Other revenues(7)	146,246	179,799	33,553	22.9%

Equipment sales	546,593	606,898	60,305	11.0%

Total operating revenues	4,711,827	4,447,980	(263,847)	(5.6)%

Operating expenses
Cost of services	811,133	872,438	61,305	7.6%
Cost of equipment sold	1,150,261	827,856	(322,405)	(28.0)%
Depreciation and amortization	776,425	804,159	27,734	3.6%
Selling, general and administrative	1,165,696	1,112,568	(53,128)	(4.6)%

Total operating expense	3,903,515	3,617,021	(286,494)	(7.3)%

Operating income	808,312	830,959	22,647	2.8%
Other income (expense)	(7,624)	(50,486)	(42,862)	(562.2)%

Income before income taxes, equity in net income (losses) of affiliates and minority interests:	800,688	780,473	(20,215)	(2.5)%
Income taxes	322,955	308,400	(14,555)	(4.5)%

Income before equity in net income (losses) of affiliates and minority interests:	477,733	472,073	(5,660)	(1.2)%
Equity in net income (losses) of affiliates (net of applicable taxes)	13,553	(672)	(14,225)	—
Minority interests	(84)	472	556	—

Net income	¥491,202	¥471,873	¥(19,329)	(3.9)%

(6)	Inclusive of circuit switched data communications.

(7)	“PHS services revenues” for the year ended March 31, 2008 has been reclassified into “Other revenues”.

Analysis of operating results for the year ended March 31, 2009 and comparison with the prior fiscal year

As of March 31, 2009, the number of our cellular (FOMA+mova) subscriptions reached 54.60 million and increased by 1.21 million (2.3%) from 53.39 million at the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions will decelerate in the future as the growth rate of cellular subscriptions declines due to the maturity of the market in Japan. The number of FOMA subscriptions increased by 5.09 million (11.6%) to 49.04 million as of March 31, 2009 from 43.95 million at the end of the prior fiscal year. The ratio of FOMA subscriptions to the total cellular subscriptions reached 89.8% as of March 31, 2009. On the other hand, the number of mova subscriptions, which has decreased since the year ended March 31, 2004, decreased by 3.88 million (41.1%) to 5.56 million as of March 31, 2009 from 9.44 million as of the end of the prior fiscal year. We have decided to discontinue mova services on March 31, 2012 and focus our business resources on FOMA services. Our market share decreased by 1.2 point to 50.8% as of March 31, 2009 from 52.0% as of the end of the prior fiscal year. The number of i-mode subscriptions increased by 0.48 million (1.0%) to 48.47 million as of March 31, 2009 from 47.99 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥650 (10.2%) to ¥5,710 for the year ended March 31, 2009 from ¥6,360 in the prior fiscal year. Voice ARPU decreased by ¥830 (20.0%) to ¥3,330 for the year ended March 31, 2009 from ¥4,160 in the prior fiscal year. This decrease in voice ARPU was due to the large increase in the number of subscribers to “Value Plan” and new discount services introduced in the last fiscal year. Packet ARPU increased by ¥180 (8.2%) to ¥2,380 for the year ended March 31, 2009 from ¥2,200 in the prior fiscal year. This increase in packet ARPU was due to penetration of services such as “i-channel”, which promote i-mode usage and of an optional packet flat-rate service for unlimited i-mode usage, in addition to a raise in the i-mode monthly subscription fee of ¥100 per month effective from June 2008. The MOU (FOMA+mova) decreased by 1 minute (0.7%) to 137 minutes from 138 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 0.50% and 0.80% for the years ended March 31, 2009 and 2008, respectively. The churn rate decreased by 0.30 point and was one of the lowest levels, reflecting our efforts to promote new sales methods and improve customer satisfaction. We believe that, due to various factors, such as the implementation of competitive billing arrangements, customer confidence in our network and services and the introduction of new services, our churn rate was lower than that of other operators. However, no assurance can be given that our churn rate will decline or remain low.

During the year ended March 31, 2009, in order to improve customer satisfaction, we have taken measures such as lowering basic monthly charge of “Type SS Value” billing plan, introduction of new packet flat-rate services “Pake-hodai double” and “Biz-hodai double”, enhancement of services for the loyalty membership program “docomo Premier Club”, rollout of newly organized handset series, expansion of FOMA high speed areas (achieved 100% POP coverage) and on-site visits and investigations in response to customers’ claims for network area quality, normally within 48 hours of contacts from our investigation staffs.

Operating revenues decreased by ¥263.8 billion (5.6%) to ¥4,448.0 billion for the year ended March 31, 2009 from ¥4,711.8 billion in the prior fiscal year. Wireless services revenues decreased by ¥324.2 billion (7.8%) to ¥3,841.1 billion from ¥4,165.2 billion in the prior fiscal year. As a result, wireless services accounted for 86.4% of operating revenues for the year ended March 31, 2009, decreasing from 88.4% in the prior fiscal year. The decrease in wireless services revenues resulted from a decrease in cellular services revenues, especially voice revenues. The decrease in cellular services revenues was a net of a decrease in voice revenues by ¥495.5 billion (18.7%) to ¥2,149.6 billion from ¥2,645.1 billion in the prior fiscal year, and an increase in packet communications revenues by ¥137.8 billion (10.0%) to ¥1,511.7 billion from ¥1,373.9 billion in the prior fiscal year. The factors for the decrease in cellular services revenues and the increase in packet communications revenues were already discussed in the analysis of changes in ARPU. Voice revenues from FOMA services decreased by ¥206.4 billion (9.9%) to ¥1,877.8 billion from ¥2,084.3 billion in the prior fiscal year, while packet communications revenues increased by ¥194.8 billion (15.5%) to ¥1,449.4 billion from ¥1,254.6 billion in the prior fiscal year. Equipment sales increased by ¥60.3 billion (11.0%) to ¥606.9 billion for the year ended March 31, 2009 from ¥546.6 billion in the prior fiscal year because of a decrease in sales commissions to be deducted from gross equipment sales due to the introduction of “Value Course”.

Operating expenses decreased by ¥286.5 billion (7.3%) to ¥3,617.0 billion for the year ended March 31, 2009 from ¥3,903.5 billion in the prior fiscal year. This decrease resulted mainly from a decrease in cost of equipments sold by ¥322.4 billion (28.0%) to ¥827.9 billion for the year ended March 31, 2009 from ¥1,150.3 billion in the prior fiscal year and in selling, general and administrative expenses, by ¥53.1 billion (4.6%) to ¥1,112.6 billion for the year ended March 31, 2009 from ¥1,165.7 billion for the prior fiscal year, due to the decrease in sales commissions through the penetration of “Value Course”. Cost of services increased by ¥61.3 billion (7.6%) to ¥872.4 billion for the year ended March 31, 2009 from ¥811.1 billion in the prior fiscal year due to an increase in customer service related costs. Depreciation and amortization increased by ¥27.7 billion (3.6%) to ¥804.2 billion for the year ended March 31, 2009 from ¥776.4 billion in the prior fiscal year, due to the effect of accelerated depreciation charges of mova-related assets through the changes in estimated useful lives of such assets based on our decision to discontinue mova services on March 31, 2012.

The operating income margin improved to 18.7% for the year ended March 31, 2009 from 17.2% for the prior fiscal year. The decrease in cost of equipment sold due to the decrease in the number of handsets sold and the decrease in selling, general and administrative expenses contributed to this improvement.

As a result of the foregoing, our operating income increased by ¥22.6 billion (2.8%) to ¥831.0 billion for the year ended March 31, 2009 from ¥808.3 billion for the prior fiscal year.

Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments and foreign exchange gains and losses. We accounted for ¥50.5 billion as other expenses for the year ended March 31, 2009 as we recorded other than temporary impairment charges for marketable securities and other investments of ¥57.8 billion. Other expenses increased by ¥42.9 billion from ¥7.6 billion for the year ended March 31, 2008. For the year ended March 31, 2009, other than temporary impairment charges included an impairment of ¥26.3 billion for KT Freetel Co., Ltd. (KTF) common shares based on its fair value as of March 31, 2009 in connection with the merger between KTF and KT Corporation (KT) in June 2009, under which KTF shares would be exchanged for KT common shares and KT exchangeable bonds.

Income before income taxes, equity in net income of affiliates and minority interests decreased by ¥20.2 billion (2.5%) to ¥780.5 billion for the year ended March 31, 2009 from ¥800.7 billion for the prior fiscal year.

Income taxes were ¥308.4 billion for the year ended March 31, 2009 and ¥323.0 billion in the prior fiscal year, representing effective income tax rates of approximately 39.5% and 40.3%, respectively. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax and corporate inhabitant income taxes, which in the aggregate amounted to a statutory income tax rate of approximately 40.8% and 40.9% for the years ended March 31, 2009 and 2008, respectively. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective income tax rate and statutory income tax rate for the year ended March 31, 2009 and 2008 arose primarily from such special tax allowances. In addition, for the year ended March 31, 2009, there was a tax refund of interests and penalties previously paid, which lowered the effective income tax rate for the year ended March 31, 2009.

Equity in net losses of affiliates (net of applicable taxes) was ¥0.7 billion for the year ended March 31, 2009 compared to net income of ¥13.6 billion for the prior fiscal year. The decrease resulted from the adjustment to reflect the earnings impact of purchase price allocations in Philippine Long Distance Telephone Company, a telecommunications operator in the Philippines (“PLDT”). We acquired common equity interest of PLDT in March 2006 and during the period between March 2007 and February 2008, and started to apply the equity method in the prior fiscal year. In applying the equity method, we started the evaluation of purchase price allocations in order to recognize and account for our share of tangible, intangible and other assets and liabilities of PLDT. For the fiscal year ended March 31, 2009, upon the completion of the evaluation, depreciation and amortization expenses of corresponding tangible and intangible assets from the date of the initial acquisition were included as a reduction of equity in net income (losses) of affiliates.

As a result of the foregoing, we recorded net income of ¥471.9 billion for the year ended March 31, 2009, a decrease of ¥19.3 billion (3.9%) from ¥491.2 billion for the prior fiscal year.

Operating Results for the year ended March 31, 2008

The following discussion includes analysis of our operating results for the year ended March 31, 2008. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
			Increase
	2007	2008	(Decrease)	Change (%)

Cellular
Subscriptions (thousands)	52,621	53,388	767	1.5%
FOMA services (thousands)	35,529	43,949	8,420	23.7%
mova services (thousands)	17,092	9,438	(7,653)	(44.8)%
i-mode services (thousands)	47,574	47,993	419	0.9%
Market Share (%)(1)(2)	54.4	52.0	(2.4)	—
Aggregate ARPU (FOMA+mova) (yen/month/contract)(3)	6,700	6,360	(340)	(5.1)%
Voice ARPU (yen/month/contract)(4)	4,690	4,160	(530)	(11.3)%
Packet ARPU (yen/month/contract)	2,010	2,200	190	9.5%
MOU (FOMA+mova) (minutes/month/contract)(3)(5)	144	138	(6)	(4.2)%
Churn Rate (%)(2)	0.78	0.80	0.02	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Modules Service subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2007	2008	(Decrease)	Change (%)

Operating revenues :
Wireless services	¥4,314,140	¥4,165,234	¥(148,906)	(3.5)%
Cellular services revenues	4,182,609	4,018,988	(163,621)	(3.9)%
— Voice revenues(6)	2,940,364	2,645,096	(295,268)	(10.0)%
Including: FOMA services	1,793,037	2,084,263	291,226	16.2%
— Packet communications revenues	1,242,245	1,373,892	131,647	10.6%
Including: FOMA services	971,946	1,254,648	282,702	29.1%
Other revenues(7)	131,531	146,246	14,715	11.2%

Equipment sales	473,953	546,593	72,640	15.3%

Total operating revenues	4,788,093	4,711,827	(76,266)	(1.6)%

Operating expenses
Cost of services	766,960	811,133	44,173	5.8%
Cost of equipment sold	1,218,694	1,150,261	(68,433)	(5.6)%
Depreciation and amortization	745,338	776,425	31,087	4.2%
Selling, general and administrative	1,283,577	1,165,696	(117,881)	(9.2)%

Total operating expense	4,014,569	3,903,515	(111,054)	(2.8)%

Operating income	773,524	808,312	34,788	4.5%
Other income (expense)	(581)	(7,624)	(7,043)	—

Income before income taxes, equity in net income (losses) of affiliates and minority interests:	772,943	800,688	27,745	3.6%
Income taxes	313,679	322,955	9,276	3.0%

Income before equity in net income (losses) of affiliates and minority interests:	459,264	477,733	18,469	4.0%
Equity in net income (losses) of affiliates (net of applicable taxes)	(1,941)	13,553	15,494	—
Minority interests	(45)	(84)	(39)	(86.7)%

Net income	¥457,278	¥491,202	¥33,924	7.4%

(6)	Inclusive of circuit switched data communications.

(7)	“PHS services revenues” has been reclassified into “Other revenues”.

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

Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥340 (5.1%) to ¥6,360 for the year ended March 31, 2008 from ¥6,700 in the prior fiscal year. Voice ARPU decreased by ¥530 (11.3%) to ¥4,160 for the year ended March 31, 2008 from ¥4,690 in the prior fiscal year. This decrease in voice ARPU was due to a gradual increase in the discount rate of basic monthly charges according to an increase in the number of years of subscriptions under long-term subscription discount, a decrease in MOU and an increase in the number of subscribers who subscribe to discount services newly introduced for the retention of subscriptions. Packet ARPU increased by ¥190 (9.5%) to ¥2,200 for the year ended March 31, 2008 from ¥2,010 in the prior fiscal year. This increase in packet ARPU was due to penetration of services such as “i-channel”, which promote i-mode usage and of an optional packet flat-rate service for unlimited i-mode usage. The MOU (FOMA+mova) decreased by 6 minutes (4.2%) to 138 minutes from 144 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 0.80% and 0.78% for the years ended March 31, 2008 and 2007, respectively. The churn rate increased by 0.02 point due to Mobile Number Portability. Although the churn rate for the six months ended September 30, 2007 rose to 0.90%, the introduction of new discount services in August and September 2007 and “Value Course” in November 2007 helped lower the churn rate to 0.71% for the six months ended March 31, 2008.

During the year ended March 31, 2008, we implemented various measures with focus on benefit for our subscribers, such as the introduction of “Value Course” and “Value Plan”, new discount services, expansion of HSDPA services areas, releases of attractive FOMA handsets and the expansion of FOMA coverage areas, both indoors and outdoors.

Operating revenues decreased by ¥76.3 billion (1.6%) to ¥4,711.8 billion for the year ended March 31, 2008 from ¥4,788.1 billion in the prior fiscal year. Wireless services revenues decreased by ¥148.9 billion (3.5%) to ¥4,165.2 billion from ¥4,314.1 billion in the prior fiscal year. As a result, wireless services accounted for 88.4% of operating revenues for the year ended March 31, 2008, decreasing from 90.1% in the prior fiscal year. The decrease in wireless services revenues resulted from a decrease in cellular services revenues, especially voice revenues, and in PHS services revenues due to our termination of PHS services in January 2008. The decrease in cellular services revenues was a net of a decrease in voice revenues by ¥295.3 billion (10.0%) to ¥2,645.1 billion from ¥2,940.4 billion in the prior fiscal year, and an increase in packet communications revenues by ¥131.6 billion (10.6%) to ¥1,373.9 billion from ¥1,242.2 billion in the prior fiscal year. The factors for the decrease in cellular services revenues and the increase in packet communications revenues were already discussed in the analysis of changes in ARPU. The decrease in cellular services revenues was due partially to the adverse impact of changes in estimates during the prior fiscal year regarding initially recognizing as revenues the portion of “Nikagetsu Kurikoshi (2 Month CarryOver)” allowances that are estimated to expire. Voice revenues from FOMA services increased by ¥291.2 billion (16.2%) to ¥2,084.3 billion from ¥1,793.0 billion in the prior fiscal year and packet communications revenues also increased by ¥282.7 billion (29.1%) to ¥1,254.6 billion from ¥971.9 billion in the prior fiscal year. Equipment sales increased by ¥72.6 billion (15.3%) to ¥546.6 billion for the year ended March 31, 2008 from ¥474.0 billion in the prior fiscal year because of a decrease in sales commissions to be deducted from gross equipment sales due to the introduction of “Value Course”.

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

Income taxes were ¥323.0 billion for the year ended March 31, 2008 and ¥313.7 billion in the prior fiscal year, representing effective income tax rates of approximately 40.3% and 40.6%, respectively. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax and corporate inhabitant income taxes, which in the aggregate amounted to a statutory income tax rate of approximately 40.9% for the years ended March 31, 2008 and 2007. The Japanese government introduced various special tax benefits, one of which is R&D investment tax incentive. The government also introduced an arrangement where we could deduct a certain amount of investments in IT systems for two years effective April 1, 2006. The difference between our effective income tax rate and statutory income tax rate for the year ended March 31, 2008 and 2007 arose primarily from such special tax allowances.

Equity in net income of affiliates (net of applicable taxes) was ¥13.6 billion for the year ended March 31, 2008 compared to net losses of ¥1.9 billion for the prior fiscal year, due to the application of the equity method to our investment in PLDT.

As a result of the foregoing, we recorded net income of ¥491.2 billion for the year ended March 31, 2008, an increase of ¥33.9 billion (7.4%) from ¥457.3 billion for the prior fiscal year.

Segment Information

General

Our business consists of two reportable segments: mobile phone business and miscellaneous businesses. Our management monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.

The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount.

PHS business, which had been previously identified as a reportable segment, was terminated in January 2008 and reclassified into miscellaneous businesses segment.

Mobile phone business segment

For the year ended March 31, 2009, operating revenues from our mobile phone business segment decreased by ¥265.9 billion (5.7%) to ¥4,381.3 billion from ¥4,647.1 billion in the prior fiscal year. Cellular services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥357.7 billion (8.9%) to ¥3,661.3 billion for the year ended March 31, 2009 from ¥4,019.0 billion in the prior fiscal year. Equipment sales revenues increased for the year ended March 31, 2009 from the prior fiscal year despite the decrease in number of handsets sold to agent resellers, as the sales commissions to be deducted from gross equipment sales decreased due to the penetration of “Value Course”. Revenues from our mobile phone business segment represented 98.5% and 98.6% of total operating revenues for the years ended March 31, 2009 and 2008, respectively. Operating expenses in our mobile phone business segment decreased by ¥262.9 billion (6.9%) to ¥3,526.0 billion from ¥3,788.9 billion in the prior fiscal year. As a result, operating income from our mobile phone business segment decreased by ¥2.9 billion (0.3%) to ¥855.3 billion from ¥858.2 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Strategies”, “Operating Trends” and “Operating Results for the year ended March 31, 2009”, which were discussed above.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by ¥2.0 billion (3.1%) to ¥66.7 billion for the year ended March 31, 2009, which represented 1.5% of total operating revenues, from ¥64.7 billion in the prior fiscal year. The increase was mainly due to an increase in revenues from businesses such as advertisement, high-speed internet connection services for hotel facilities, and credit businesses. Operating expenses from our miscellaneous businesses decreased by ¥23.5 billion (20.5%) to ¥91.1 billion from ¥114.6 billion in the prior fiscal year. The decrease was mainly due to a decrease in expenses related to PHS business. As a result, operating loss from our miscellaneous businesses improved to ¥24.3 billion from ¥49.9 billion in the prior fiscal year.

Recent Accounting Pronouncements

In December 2007, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date is required to be recognized and measured as a gain from a bargain purchase. SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those years. We currently estimate that the impact of the adoption of SFAS No. 160 on our result of operations and financial position will be immaterial.

In April 2008, FASB issued FASB Staff Position (“FSP”) FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets”. FSP 142-3 requires additional disclosures about intangible assets whose useful lives may be renewed or extended and factors regarding the entity’s ability and/or intent to renew or extend an agreement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. We are currently evaluating the impact of adoption of FSP 142-3 on our result of operations and financial position and considering the additional disclosures in accordance with FSP 142-3.

In December 2008, FASB issued FSP FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132R-1”). FSP 132R-1 requires additional disclosures about investments polices and strategies, major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP 132R-1 is effective for fiscal years ending after December 15, 2009. The adoption of FSP 132R-1 will not have any impact on our results of operations and financial position. We are currently considering the additional disclosures in accordance with FSP 132R-1.

In April 2009, FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2 and 124-2”). FSP 115-2 and 124-2 amends the other than temporary impairment guidance for debt securities to make the guidance more operational and changes the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. FSP 115-2 and 124-2 is effective for interim and annual periods ending after June 15, 2009. We are currently evaluating the impact of adoption of FSP 115-2 and 124-2 on our result of operations and financial position.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2009, 2008 and 2007 were ¥804.2 billion, ¥776.4 billion and ¥745.3 billion, respectively. For the year ended March 31, 2009, depreciation and amortization expenses included the effect of accelerated depreciation charges of mova-related assets through the changes in estimated useful lives accompanied by our decision to discontinue mova services on March 31, 2012. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set at 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.

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

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the investments in affiliates was ¥572.0 billion, while the total carrying value for investments in marketable equity securities and equity securities accounted for under the cost method was ¥141.5 billion as of March 31, 2009. Equity method and cost method accounting require that we assess if a decline in value or an associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:

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

In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of investment in affiliates is included in “Equity in losses of affiliates” while the impairment charge of marketable securities or equity securities under the cost method is reflected in “Other income (expense)” in our consolidated statements of income and comprehensive income. For the year ended March 31, 2009, 2008 and 2007, we recorded impairment charges accompanying with other than temporary declines in the values of certain investee affiliates, but the impairment charges did not have a material impact on our results of operations and financial position. We also recorded impairment charges on certain investments which were classified as marketable securities or equity securities under the cost method. For the year ended March 31, 2009, the amount of impairment charges was ¥57.8 billion. For the year ended March 31, 2008 and 2007, the impairment charges did not have a material impact on our results of operations and financial position.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2009 and 2008, and expected long-term rates of return on plan assets for the years ended March 31, 2009 and 2008 were as follows:

	Years ended March 31
	2008	2009

Non-contributory defined benefit pension plan
Discount rate	2.3%	2.2%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately (9)%	Approximately (17)%
NTT CDBP
Discount rate	2.3%	2.2%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately (5)%	Approximately (12)%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2009 and 2008 was ¥186.2 billion and ¥182.2 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2009 and 2008, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥83.5 billion and ¥78.3 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2009 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
	Change in		Accumulated other
	projected	Change in pension	comprehensive
	benefit	cost, before	income, net of
Change in Assumptions	obligation	applicable taxes	applicable taxes

Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(12.0)/12.9	0.3/(0.2)	7.3/(7.8)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3)/0.5	—
NTT CDBP
0.5% increase/decrease in discount rate	(8.5)/9.6	0.0/(0.0)	5.1/(5.7)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3)/0.3	—

Please also refer to Note 16 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2009, 2008 and 2007, we recognized as revenues deferred activation fees of ¥29.0 billion, ¥38.2 billion and ¥45.2 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2009, remaining unrecognized deferred activation fees were ¥89.1 billion.

B.	Liquidity and Capital Resources

Cash Requirements

As discussed in “Operational Strategies” section of “A. Operating Results”, we introduced a new handset sales method called “Value Course” in November 2007. Under “Value Course”, if a subscriber chooses to pay for a handset in installments, we pay for the purchased handset to agent resellers and then charge the installment receivable for the handset in the monthly bill to the subscriber for the installment payment term. Thus, the advance payment for the purchased handset to the agent reseller is likely to have an impact on our cash flow and liquidity. Our cash requirements for the year ending March 31, 2010 include cash needed to pay for the purchased handsets to the agent resellers, to expand our FOMA infrastructure, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. Although the overall environment surrounding the financial markets has been negatively affected by the recent global financial crisis, we believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

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

Our capital expenditures for the year ended March 31, 2009 decreased from the prior fiscal year. During the prior fiscal year, we made intensive capital expenditures for expansion of the FOMA network to enhance our competitiveness after the introduction of Mobile Number Portability. During the year ended March 31, 2009, we added approximately 5,800 outdoor base stations for our FOMA services for an aggregate of approximately 48,500 installed base stations as of March 31, 2009. We also promoted the installment of indoor systems for our FOMA services to complete coverage of approximately 19,900 facilities as of March 31, 2009. By taking measures such as conversion into IP networks, we were involved with capacity enhancement and integration of network facilities along with economized procurement, as well as efficient facility build-up and quality improvements by selecting the most appropriate devices among various types in consideration of conditions including surrounding environments and traffic volumes.

Total capital expenditures for the years ended March 31, 2009, 2008 and 2007 were ¥737.6 billion, ¥758.7 billion and ¥934.4 billion, respectively. For the year ended March 31, 2009, 66.4% of capital expenditures were used for construction of the FOMA network, 1.5% for construction of the second generation mova network, 13.6% for other cellular facilities and equipment and 18.5% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 68.6% of capital expenditures were used for construction of the FOMA network, 1.9% for the mova network, 11.7% for other cellular facilities and equipment, and 17.8% for general capital expenditures.

For the year ending March 31, 2010, we expect total capital expenditures to be ¥690.0 billion, of which approximately 65.9% will be for the FOMA network, 0.7% for the mova network, 13.0% for other cellular facilities and equipment and 20.4% for general capital expenditures. We intend to promote further quality improvement of FOMA service area, enhancement of facilities against the increase of data traffic volume, as well as cost saving and efficiency efforts of capital expenditures through economized procurement, design and installment of low-cost devices, and improvements in construction processes.

We currently expect that capital expenditures for the next few fiscal years will be at a lower level primarily because capital expenditures related to expanding, maintaining and upgrading our FOMA network already peaked in the fiscal year ended March 31, 2007, resulting in an expected decrease in subsequent fiscal years.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2009, we had ¥639.2 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥476.8 billion as of the end of the prior fiscal year. We issued domestic straight bonds in the aggregate amount of ¥239.9 billion in the year ended March 31, 2009 for the purpose of capital expenditures and refinancing of existing long-term debt. We did not implement any long-term financing in the years ended March 31, 2008 or 2007. We repaid ¥77.1 billion, ¥131.0 billion and ¥193.7 billion of long-term debt, in the years ended March 31, 2009, 2008, and 2007, respectively.

Of our long-term debt outstanding as of March 31, 2009, ¥67.0 billion, including current portion, was indebtedness to financial institutions, of which the weighted average fixed interest rate was 1.3% per annum. The term of maturities was from the year ending March 31, 2010 through 2013. As of March 31, 2009, we also had ¥572.2 billion in bonds due from the year ending March 31, 2011 to 2019 with a weighted average coupon rate of 1.5% per annum. We carefully consider terms and conditions of corporate bonds and loans from financial institutions to avoid an excessive concentration of our repayment or redemption obligations. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk”.

As of May 31, 2009, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On May 18, 2009, Moody’s changed the outlook for our long-term obligation rating from “stable” to “negative”. Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook

Moody’s	Long Term Obligation Rating	Aa1	Negative
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Stable
Standard & Poor’s	Long-Term Issue Credit Rating	AA	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc.	Issuer Rating	AA+	Stable

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

Long Term Debt, Lease Obligations and other Contractual Obligations

		Payments Due by Period
		1 year	1-3	3-5	After
Category of Obligations	Total	or less	years	years	5 years
		(millions of yen)

Long-Term Debt
Bonds	¥572,233	—	¥332,233	¥130,000	¥110,000
Loans	67,000	¥29,000	23,000	15,000	—
Interest Payments on Long-Term Debt	37,255	8,156	12,980	6,673	9,446
Capital Leases	7,925	3,050	3,676	1,150	49
Operating Leases	21,157	2,184	3,312	2,848	12,813
Other Contractual Obligations	157,652	151,670	5,918	64	—

Total	¥863,222	¥194,060	¥381,119	¥155,735	¥132,308

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, commitments to purchase services. As of March 31, 2009, we had committed ¥43.2 billion for property, plant and equipment, ¥12.2 billion for inventories and ¥102.3 billion for other purchase commitments.

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

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2009, 2008 and 2007:

	Years ended March 31
	2007	2008	2009
	(millions of yen)

Net cash provided by operating activities	¥980,598	¥1,560,140	¥1,173,677
Net cash used in investing activities	(947,651)	(758,849)	(1,030,983)
Net cash used in financing activities	(531,481)	(497,475)	(182,441)

Net increase (decrease) in cash and cash equivalents	(497,662)	303,843	(47,357)
Cash and cash equivalents at beginning of year	840,724	343,062	646,905

Cash and cash equivalents at end of year	¥343,062	¥646,905	¥599,548

Analysis of cash flows for the year ended March 31, 2009 and comparison with the prior fiscal year

For the year ended March 31, 2009, our net cash provided by operating activities was ¥1,173.7 billion, a decrease of ¥386.5 billion (24.8%) from ¥1,560.1 billion in the prior fiscal year. Net cash provided by operating activities decreased due mainly to the following:

•	an increase of net payment for income taxes by ¥182.1 billion, because in the prior year the tax deduction for the impairment of our investment in Hutchison 3G UK Holdings Limited (H3G UK) was realized and the payment of income taxes was ¥200.1 billion compared to ¥383.8 billion for the fiscal year ended March 31, 2009 whereas collection of income taxes receivable was ¥22.0 billion and ¥20.3 billion for the fiscal year ended March 31, 2009 and 2008, respectively; and

•	an increase of installment receivable for handsets of ¥219.8 billion compared to the prior year.

Net cash used in investing activities for the year ended March 31, 2009 was ¥1,031.0 billion, the main components of which included expenditures of ¥759.1 billion for purchases of tangible and intangible assets and of ¥313.9 billion for strategic investments, and net proceeds of ¥49.3 billion mainly from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used increased by ¥272.1 billion (35.9%) from ¥758.8 billion used in the prior fiscal year. The increase in the net cash used consisted mainly of the following:

•	purchases of non-current investments increased to ¥313.9 billion from ¥124.3 billion in the prior fiscal year; and

•	net proceeds from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes decreased to ¥49.3 billion from ¥148.9 billion in the prior fiscal year.

During the year ended March 31, 2009, we invested in telecommunications facilities and equipments for quality enhancement of FOMA network service area and expansion of HSDPA service coverage in order to effectively respond to the growth of traffic demand and improvement of customer satisfaction, with the convenience of our subscribers in mind.

Net cash used in financing activities for the year ended March 31, 2009 was ¥182.4 billion, primarily from the repayment of ¥77.1 billion for long-term debt, dividend payments of ¥203.8 billion and payments of ¥136.8 billion for acquisition of treasury stock, while obtaining ¥239.9 billion through issuances of corporate bonds. The net amount of cash used decreased by ¥315.0 billion (63.3%) from ¥497.5 billion in the prior fiscal year. The decrease in net cash used in financing activities was due primarily to the following:

•	an increase of proceeds from long-term debt by ¥239.9 billion;

•	a decrease in payments to acquire treasury stock to ¥136.8 billion from ¥173.0 billion in the prior fiscal year; and

•	a decrease in the repayment of long-term debt to ¥77.1 billion from ¥131.0 billion in the prior fiscal year.

Cash and cash equivalents as of March 31, 2009 was ¥599.5 billion, representing a decrease by ¥47.4 billion (7.3%) from ¥646.9 billion as of the end of the prior fiscal year. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥2.4 billion and ¥52.2 billion as of March 31, 2009 and 2008, respectively.

Analysis of cash flows for the year ended March 31, 2008 and comparison with the prior fiscal year

For the year ended March 31, 2008, our net cash provided by operating activities was ¥1,560.1 billion, an increase by ¥579.5 billion (59.1%) from ¥980.6 billion in the prior fiscal year. Net cash provided by operating activities increased due mainly to the following:

•	a decrease in the net payment of income taxes by ¥179.2 billion, where the payment of income taxes decreased to ¥200.1 billion from ¥359.9 billion in the prior fiscal year and the collection of income taxes receivable increased to ¥20.3 billion from ¥0.9 billion in the prior fiscal year, after deferred tax asset from the impairment of our investment in H3G UK was realized; and

•	as banks were closed on the last day of March 2007, cash in the amount of ¥210.0 billion including cellular revenues, which would have been received by March 31, 2007, was actually received in April 2007.

Net cash used in investing activities for the year ended March 31, 2008 was ¥758.8 billion, the main components of which included expenditures of ¥765.3 billion for purchases of tangible and intangible assets and of ¥124.3 billion for strategic investments, and net proceeds of ¥148.9 billion mainly from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes. The net amount of cash used decreased by ¥188.8 billion (19.9%) from ¥947.7 billion used in the prior fiscal year. The decrease in the net cash used consisted mainly of the following:

•	expenditures for purchases of tangible and intangible assets decreased to ¥765.3 billion from ¥948.7 billion in the prior fiscal year;

•	net proceeds from redemption of long-term investments and changes in investments with original maturities of more than three months for cash management purposes increased to ¥148.9 billion from ¥50.7 billion in the prior fiscal year; and

•	purchases of non-current investments increased to ¥124.3 billion from ¥41.9 billion in the prior fiscal year.

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

Prospect of cash flows for the year ending March 31, 2010

As for our sources of cash for the year ending March 31, 2010, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year due to an increase in the payment of income taxes and a decrease of non-cash expenditures such as depreciation expense, even though cash collection of installment receivable for handsets is expected to increase from the prior fiscal year due to the penetration of installment sales methods.

Our net cash flow used in investing activities for the year ending March 31, 2010 is expected to decrease due to factors including a decrease in our capital expenditures to approximately ¥690.0 billion from ¥737.6 billion for the year ended March 31, 2009.

C.	Research and Development

Our research and development activities include development of new products and services, development related to LTE and research on fourth-generation systems, and conversion into IP networks for economical network constructions. Research and development expenditures are charged to expenses as incurred. We incurred ¥100.8 billion, ¥100.0 billion and ¥99.3 billion as research and development expenses for the years ended March 31, 2009, 2008 and 2007, respectively.

D.	Trend Information

The mobile communication market in Japan is undergoing changes brought about by such factors as increasing rate of mobile phone penetration, diversification of customer needs, the introduction of Mobile Number Portability, and market entry by new competitors. In such an environment, with operators taking such measures as the enhancement of handset lineups, the introduction of value added services, lower billing plans and the introduction of handset purchase methods, including installment payments, competition among the operators is expected to become increasingly fierce.

In the fiscal year ending March 31, 2010, we expect that our operating revenues will decrease and operating income will remain the same level compared to the prior fiscal year, based on the following trends in our business:

•	While it is anticipated that any increase in new subscriptions will be limited due to the high penetration rate of mobile phone, we are anticipating acquiring a similar level of net increase in the number of subscriptions in the fiscal year ending March 31, 2010 as in the fiscal year ended March 31, 2009 by taking measures such as lowering the churn rate through marketing directed at strengthening brand loyalty through greater satisfaction of existing customers, and thus we expect an increase in total number of subscriptions. Further, the proportion of FOMA subscriptions is expected to increase to approximately 95% of our total cellular services subscriptions with the ongoing migration of our mova subscribers to FOMA services;

•	Both aggregate ARPU (FOMA+mova) and voice ARPU (FOMA+mova) decreased, while packet ARPU (FOMA+mova) increased in the fiscal year ended March 31, 2009 as compared to the prior fiscal year. These trends are expected to continue in the fiscal year ending March 31, 2010. We consider that several discount services, which implemented in prior years to strengthen our competitiveness, will continue to become widespread, revenue will decrease with the penetration of the “Value Plan,” which provides lower basic monthly charges in exchange for payment of handset purchase costs which is not discounted by sales incentives, and then with regard to packet ARPU, the increase is primarily due to the increase in subscriptions to packet flat-rate services and the uptrend in monthly payments caused by the migration from mova to FOMA;

•	With regard to equipment sales, in the fiscal year ended March 31, 2009, the number of handsets sold to agent resellers declined from the previous fiscal year, but with the introduction of the “Value Course” in November 2007, sales commissions deducted from equipment sales were reduced, and after deduction of sales commissions, equipment sales increased over the prior fiscal year. Similarly, in the fiscal year ending March 31, 2010, the number of handsets sold wholesale to agencies is expected to decrease slightly, but the market penetration by the “Value Course” is expected to have the effect of reducing sales commissions deducted from equipment sales, and equipment sales after deduction of sales commissions are expected to increase over the prior fiscal year.

•	Due to the above, operating revenue for the fiscal year ending March 31, 2010 will decrease from the prior fiscal year primarily as a result of the decrease in aggregate ARPU more than offsetting the effects of increased revenue by the increase of subscriptions.

•	SG&A expenses, network costs (communication network charges, depreciation and amortization costs, loss on sales of disposals of fixed assets) and other operating expenses for the fiscal year ending March 31, 2010 are expected to decrease from the previous fiscal year due to higher cost efficiency resulting from a review of sales policies, higher operating efficiency as a result of the consolidation of the regional subsidiaries into DOCOMO and reorganization of principal subsidiaries, and efficient facility construction resulting from a review of design methods.

Due to the above, we expect operating income for the year ending March 31, 2010 to be at a similar level to the prior fiscal year, and net income to increase from the prior fiscal year, due to a decrease of non-operating expense.

It should be noted that in the “Value Course” introduced in November 2007, sales commissions that had been previously applied on handset sales are reduced, but on the other hand, in the accompanying “Value Plan,” a discount on basic monthly charges is applied continuously. This will result in a one-time contribution to increased profits. It is expected that this effect will diminish in the fiscal year ending March 31, 2010 and beyond.

Further information regarding trend information is contained elsewhere in this Item 5.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward Looking Statements” which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Please refer to Item. 5.B.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors, Corporate Executives and Corporate Auditors

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

Our Articles of Incorporation provide for not more than five corporate auditors. Under the Corporation Law (“Corporation Law”) of Japan, the board of corporate auditors is composed of all of our corporate auditors. Corporate auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the board of directors with the prior consent of our board of corporate auditors. The candidates may also be nominated by shareholders. The board of corporate auditors may, by its resolution, request that the board of directors submit to a general meeting of shareholders an item of business concerning election of corporate auditors and/or proposed candidates of corporate auditors. The normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the corporate auditors’ work duties.

In addition to corporate auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the board of directors to the general meetings of shareholders, reporting thereon to the board of corporate auditors and the directors, and examining the financial statements to be filed with the director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA & Co., has acted as our independent public accountant.

We introduced an executive officer system in 2005 with the aim of clarifying the board’s managerial supervision function and further enhancing its business execution functions.

The directors, including executive vice presidents (“EVPs”) and senior vice presidents (“SVPs”) as well as corporate auditors as of June 25, 2009 are listed below.

The following table sets forth our directors and corporate auditors as of June 25, 2009 and certain other information.

				Current		Initial
				Term	Shares	Appointment
Name	Position	Responsibility	Date of Birth	Expires	Owned(1)	Date

Directors:
Ryuji Yamada(2)	President and Chief Executive Officer		May 5, 1948	June 2010	228	June 2007
Kiyoyuki Tsujimura(2)	Senior Executive Vice President	Responsible for: Multimedia Services, Technology	Jan. 11, 1950	June 2010	187	June 2001
Masatoshi Suzuki(2)	Senior Executive Vice President	Responsible for: Global Business, Corporate	Oct. 30, 1951	June 2010	92	June 2007
Hiroshi Matsui(2)	Senior Executive Vice President	Responsible for: CSR, Branches in Kanto and Koshinetsu areas	Aug. 6, 1946	June 2010	60	June 2008
Harunari Futatsugi*	Executive Vice President	Responsible for: Network	Nov. 23, 1951	June 2010	89	June 2003
Bunya Kumagai*	Executive Vice President	Responsible for: Consumer Sales	Oct. 13, 1952	June 2010	95	June 2006
Kazuto Tsubouchi*	Executive Vice President	Managing Director of Accounts and Finance Department Responsible for: Business Alliance Department	May 2, 1952	June 2010	67	June 2006
Kaoru Kato*	Executive Vice President	Managing Director of Corporate Strategy & Planning Department Managing Director of Mobile Society Research Institute	May 20, 1951	June 2010	47	June 2008
Mitsunobu Komori*	Executive Vice President	Managing Director of R&D Center	Sep. 18, 1952	June 2010	61	June 2008
Takashi Tanaka*	Senior Vice President	Managing Director of Human Resources Management Department	Jun. 2, 1955	June 2010	70	June 2007
Katsuhiro Nakamura*	Senior Vice President	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department	Mar. 2, 1953	June 2010	46	June 2008
Masao Nakamura	Member of the Board	Corporate Advisor	Nov. 11, 1944	June 2010	246	June 1998
Hiroshi Tsujigami	Member of the Board		Sep. 8, 1958	June 2010	10	June 2008
Corporate Auditors:
Kenichi Aoki(3)	Corporate Auditor		Oct. 9, 1946	June 2011	45	June 2008
Shunichi Tamari(3)	Corporate Auditor		Jan. 10, 1949	June 2012	62	June 2008
Yoshitaka Makitani(3)	Corporate Auditor		July 30, 1947	June 2011	29	June 2009
Kyouichi Yoshizawa(3)	Corporate Auditor		Apr. 12, 1950	June 2011	53	June 2007
Takaaki Wakasugi	Corporate Auditor		Mar. 11, 1943	June 2011	49	June 2007

(1)	DOCOMO shares owned as of May 31, 2009

(2)	Representative director

(3)	Full-time corporate auditor

*	Concurrently serves as a EVP/SVP

Note: Mr. Kaoru Kato will be relieved of a managing director of Mobile Society Research Institute as of July 1, 2009.

Ryuji Yamada joined NTT Public Corporation in 1973. He became a representative director, senior executive vice president of NTT in 2004. He became a senior executive vice president of our company in 2007. He has served as the president and chief executive officer of our company since 2008 and as a director of our company since 2007.

Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a senior vice president of our company in 2001, and an executive vice president of our company in 2004. He has served as a senior executive vice president of our company since 2008 and a director of our company since 2001.

Masatoshi Suzuki joined NTT Public Corporation in 1975. He became a senior vice president of our company in 2004, and an executive vice president of our company in 2007. He has served as a senior executive vice president of our company since 2008 and as a director of our company since 2007.

Hiroshi Matsui joined the Ministry of Posts and Telecommunications in 1969. He became a director-general of the Postal Services Agency of the Ministry of Internal Affairs and Communication (MIC) in 2002, and a vice-minister for policy coordination of MIC in 2003. He became an advisor of our company in 2007. He has served as a senior executive vice president and a director of our company since 2008.

Harunari Futatsugi joined NTT Public Corporation in 1976. He became a senior vice president of our company in 2003. He has served as an executive vice president of our company since 2006 and as a director of our company since 2003.

Bunya Kumagai joined NTT Public Corporation in 1975. He became a senior vice president of our company in 2003. He became an executive vice president of NTT DoCoMo Tokai, Inc. in 2005. He has served as an executive vice president of our company since 2007, as a director of our company since 2006.

Kazuto Tsubouchi joined NTT Public Corporation in 1976. He became a senior vice president of NTT DoCoMo Kansai, Inc. in 2004. He became a senior vice president of our company in 2006. He has served as an executive vice president and chief financial officer of our company since 2008, and as a managing director of Accounts and Finance Department and a director of our company since 2006.

Kaoru Kato joined NTT Public Corporation in 1977. He became a senior vice president of NTT DoCoMo Kansai, Inc. in 2002. He became an advisor of our company in 2005. He became an executive vice president of NTT DoCoMo Kansai, Inc. in 2007. He served as an executive vice president, a managing director of the Corporate Strategy & Planning Department and a director of our company since 2008. He also serves as a managing director of Mobile Society Research Institute since 2009.

Mitsunobu Komori joined NTT Public Corporation in 1977. He became a senior vice president of our company in 2005. He has served as an executive vice president, a managing director of R&D Center and a director of our company since 2008.

Takashi Tanaka joined NTT Public Corporation in 1979. He has served as a senior vice president and a director of our company since 2007, and as a managing director of Human Resources Management Department of our company since 2008.

Katsuhiro Nakamura joined NTT Public Corporation in 1977. He became a senior vice president of NTT DoCoMo Hokkaido, Inc in 2004, and a representative director and senior vice president of NTT DoCoMo Hokkaido, Inc. in 2005. He has served as a senior vice president of our company since 2007, and as a managing director of General Affairs Department and a director of our company since 2008. He also serves as a managing director of Corporate Citizenship Department of our company since 2008.

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

Kenichi Aoki joined NTT Public Corporation in 1970. He became a senior vice president of our company in 1998. He became a senior executive vice president of NTT DoCoMo Chugoku, Inc. in 2002. He became a representative director and executive vice president of DoCoMo Support, Inc. in 2004. He became the president of DoCoMo Support, Inc. in 2005. He has served as a full-time corporate auditor of our company since 2008.

Shunichi Tamari joined NTT Public Corporation in 1971. He became a senior vice president of our company in 2002. He became an executive vice president of our company in 2004. He became the president of DoCoMo Engineering, Inc. in 2005. He has served as a full-time corporate auditor of our company since 2008.

Yoshitaka Makitani joined NTT Public Corporation in 1970. He became a director of NTT DATA Corporation (NTT DATA) in 1999, and an executive vice president and a director of NTT DATA in 2002. He became the president of NTT BUSINESS ASSOCIE Corporation in 2005. He has served as a full-time corporate auditor of our company since 2009.

Kyoichi Yoshizawa joined NTT Public Corporation in 1969. He became an advisor to NTT Travel Services Co. Ltd. in 2006. He has served as a full-time corporate auditor since 2007.

Takaaki Wakasugi became a Professor of Faculty of Economics at Tokyo University in 1985. He became a member of the board of directors of Mitsui Life Financial Research Center, University of Michigan Ross School of Business in 1990. He has been a director and general manager of Japan Corporate Governance Research Institute since 2003. He has been a professor of finance of school of business administration, Tokyo Keizai University and a professor emeritus of University of Tokyo since 2004. He has been a member of the board of directors of Ricoh Corporation in 2005. He became a corporate auditor of JFE Holdings, Inc. since 2006. He has served as a corporate auditor since 2007.

The following table shows information about our corporate executives as of June 25, 2009, including their positions and responsibilities.

Name	Position	Responsibility

EVPs/SVPs:
Akio Oshima	Executive Vice President	Managing Director of Corporate Marketing Division
Haruhide Nakayama	Executive Vice President	Deputy Managing Director of Corporate Marketing Division
Shozo Nishimura	Executive Vice President	Managing Director of Kansai Regional Office
Toru Kobayashi	Executive Vice President	Managing Director of Tokai Regional Office
Hiroaki Nishioka	Senior Vice President	Managing Director of Hokkaido Regional Office
Masaki Yoshikawa	Senior Vice President	Managing Director of Credit Card Business Division
Akiko Ide	Senior Vice President	Managing Director of Chugoku Regional Office
Yuji Araki	Senior Vice President	Managing Director of Advertising & Promotion Department
Kiyoshi Tokuhiro	Senior Vice President	Managing Director of Network Department
Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department
Toshinari Kunieda	Senior Vice President	Managing Director of Global Business Division
Tsutomu Shindou	Senior Vice President	Managing Director of Corporate Marketing Department I
Kazuhiro Yoshizawa	Senior Vice President	Managing Director of Corporate Marketing Department II
Kiyohito Nagata	Senior Vice President	Managing Director of Product Department
Tooru Azumi	Senior Vice President	Managing Director of Business Process Improvement Office
Masaaki Sado	Senior Vice President	Managing Director of Shikoku Regional Office
Yasuhiro Taguchi	Senior Vice President	General Manager of Kanagawa Branch
Seizo Onoe	Senior Vice President	Managing Director of R&D Strategy Department
Tadashi Kitamura	Senior Vice President	Managing Director of Hokuriku Regional Office
Fumio Iwasaki	Senior Vice President	Managing Director of Kyushu Regional Office
Tetsuya Suzuki	Senior Vice President	Managing Director of Tohoku Regional Office
Yoshiyuki Takeda	Senior Vice President	Deputy Managing Director of R&D Center
Hiroyasu Asami	Senior Vice President	Managing Director of Consumer Services Department
Yoshikiyo Sakai	Senior Vice President	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute
Tomohiro Kurosawa	Senior Vice President	Managing Director of Service Quality Management Department

Notes:

1.	Directors who concurrently serve as EVPs/SVPs are not included in the above list.

2.	The responsibility of Mr. Tomohiro Kurosawa will be changed to a managing director of Communication Device Support Department as of July 1, 2009.

B.	Compensation

The aggregate compensation to the directors and corporate auditors during the year ended March 31, 2009 was as follows:

Position	Number of Persons	Total Compensation

Director	15	¥501 million
Corporate Auditor	7	¥129 million
Total	22	¥631 million

(Notes)

1.	Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes three directors and two corporate auditors who retired at the end of the 17th ordinary general meeting of shareholders held on June 20, 2008.

3.	Compensation to directors includes ¥111 million in bonuses paid in the year ended March 31, 2009.

4.	In addition to the above, based on a resolution of the 14th ordinary general meeting of shareholders held on June 21, 2005, we are to provide ¥16 million as a retirement benefit to three directors who resigned from the board of directors and became executive vice president or senior vice presidents. In the year ended March 31, 2009, we paid ¥5 million to one such director as a retirement benefit.

C.	Board Practices

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

As of May 31, 2009, our directors and corporate auditors owned 1,536 of our shares. Currently, most of our full-time directors and corporate auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

Certain of our employees and certain other of our subsidiaries’ employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of our shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary. In addition, if the employee chooses to participate in an optional benefit plan, we contribute ¥80 for each ¥1,000 contributed by the employee.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2009, NTT owned 27,640,000 shares, or 66.19% of our outstanding voting shares and 62.89% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Government, in the name of the Minister of Finance, owned 40.16% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview — Relationship with NTT.”

At the end of March 2007, we canceled approximately 0.93 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 59.05% to 60.24%. At the end of March 2008, we canceled approximately 1.01 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 60.24% to 61.60%. At the end of March 2009, we canceled approximately 0.92 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 61.60% to 62.89%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2009 were as follows:

			Outstanding
	Number of	Number of	Voting
Category	Shareholders	Shares Held	Shares

Japanese financial institutions	262	4,966,593	11.30
Japanese securities companies	85	199,251	0.45
Other Japanese corporations	2,362	28,151,113	64.05
Foreign corporations and individuals	1,015	5,736,503	13.05
Japanese individuals, treasury shares and others	316,787	4,896,540	11.14

Total	320,511	43,950,000	100.00

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2009, 224,444 shares of our common stock were held in the form of 22,444,400 ADRs. According to our register of shareholders, as of March 31, 2009, there were 320,511 holders of common stock of record worldwide. As of March 31, 2009, there were 216 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 6.0% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

DOCOMO has entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see Item 4.B. “Business Overview — Relationship with NTT.”

DOCOMO has also entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. For information regarding our transactions with NTT FINANCE, see note 14 of “Notes to Consolidated Financial Statements — Related Party Transactions.”

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

Dividend Policy

We believe that providing returns to shareholders is one of the most important issues in corporate management while at the same time we are making efforts to strengthen our financial position and maintain internal reserves. We aim to continue stable dividend payments taking into account our consolidated financial results and the operating environment, with the goal to continue to pay regular dividends.

We expect to pay an annual dividend of ¥5,200 per share for the year ending March 31, 2010, which will consist of a ¥2,600 interim dividend and a ¥2,600 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2009, the date of our last audited financial statements.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 12, 2009, the closing sale price of our shares on the TSE was ¥139,700 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”) and the London Stock Exchange. The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Exchange (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low

2005	243,000	171,000	1,225.97	1,051.57	12,195.66	10,489.84
2006	216,000	159,000	1,735.25	1,104.30	17,125.64	10,770.58
2007	229,000	162,000	1,823.89	1,439.00	18,300.39	14,045.53
2008	224,000	148,000	1,796.89	1,139.62	18,297.00	11,691.00
1st Quarter	224,000	192,000	1,793.61	1,682.49	18,297.00	16,999.05
2nd Quarter	196,000	160,000	1,796.89	1,479.82	18,295.27	15,262.10
3rd Quarter	191,000	149,000	1,679.71	1,417.47	17,488.97	14,669.85
4th Quarter	189,000	148,000	1,461.31	1,139.62	15,156.66	11,691.00
2009	180,300	129,500	1,449.14	698.46	14,601.27	6,994.90
1st Quarter	169,000	149,000	1,449.14	1,214.92	14,601.27	12,521.84
2nd Quarter	179,100	151,500	1,334.52	1,069.69	13,603.31	11,160.83
3rd Quarter	177,800	136,000	1,107.68	721.53	11,456.64	6,994.90
4th Quarter	180,300	129,500	896.21	698.46	9,325.35	7,021.28
Calendar Year 2008

December	177,800	157,500	859.66	782.16	8,859.56	7,849.84
Calendar Year 2009

January	180,300	153,400	896.21	767.82	9,325.35	7,671.04
February	156,900	149,400	803.60	717.85	8,257.71	7,155.16
March	152,300	129,500	845.64	698.46	8,843.18	7,021.28
April	145,000	132,600	856.08	778.21	9,068.80	8,084.62
May	144,300	134,800	906.47	837.68	9,522.50	8,827.13
June (through June 12, 2009)	142,000	137,500	954.08	895.56	10,170.82	9,491.26

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 12, 2009, the closing sale price of American Depositary Shares on the NYSE was $14.21 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low

2005	23.14	15.95
2006	18.78	14.09
2007	18.85	13.83
2008	18.73	13.02
1st Quarter	18.73	15.50
2nd Quarter	16.04	13.68
3rd Quarter	17.00	13.02
4th Quarter	17.37	14.00
2009	20.35	12.22
1st Quarter	15.99	13.96
2nd Quarter	16.72	13.89
3rd Quarter	20.35	12.22
4th Quarter	19.93	13.26
Calendar Year 2008

December	20.35	16.62
Calendar Year 2009

January	19.93	16.93
February	17.39	15.19
March	15.81	13.26
April	14.88	13.11
May	15.11	13.43
June (through June 12, 2009)	14.93	13.95

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1.	Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, states our purposes, which includes engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunication services provider and non-related businesses.

2.	Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which a director is materially interested, but, under the Corporation Law, a director is required to refrain from voting on such matters at meetings of the board of directors.

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

3.	Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the Corporation Law or our Articles of Incorporation or our other constituent documents.

4.	Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Corporation Law relating to joint stock corporations.

• General

At present, our authorized share capital is 188,130,000 shares with no par value of which 43,950,000 shares have been issued. All issued shares are fully paid and non-assessable.

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan (including the cabinet order and ministerial ordinances promulgated thereunder; the “Book-Entry Law”), and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including our shares, have become subject to this new system. On the same day, all existing shares were dematerialized and all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the shares to be transferred is, by an application for book entry, recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares recorded in such account.

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to us at certain prescribed time, in order to exercise minority shareholders’ rights (other than those the record dates for which are fixed) against us, a holder of an account with shares needs to make an application though an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to us, and to exercise rights within four weeks from such notice.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against us.

• Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business days prior to the record date.

Under the Corporation Law, we are permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surplus are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surplus in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide. This exception is intended to make it possible to distribute an interim dividend which was provided for under the former Commercial Code of Japan.

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

Distributions of surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in-kind, we may, pursuant to a general meeting of shareholders resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in-kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders (see “— Voting Rights”). Currently, we do not have any concrete plan to make a distribution of surplus in kind.

Under the Corporation Law, when we make a distribution of surplus, we must set aside in our additional paid-in capital or legal reserves an amount equal to one-tenth of the amount of surplus so distributed, until the sum of our additional paid-in capital and legal reserves reaches one-quarter of our stated capital as required by an ordinance of the Ministry of Justice.

Under the Corporation Law, we may distribute any dividends up to the amount of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the business year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of the current net income for such period described in the profit and loss statement included in the extraordinary financial statements and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous business year, the amount of consideration that we received for such treasury stock;

(e)	in the event of that which is described in (b) in this paragraph, the absolute difference between zero and the amount of current net loss for such period described in the profit and loss statement included in the extraordinary financial statements; and

(f)	the aggregate amount of accounts provided for in an ordinance of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I.	the total amount of (x) assets and (y) the book value of treasury stock less the total amount of (i) liabilities, (ii) stated capital, (iii) additional paid-in capital, (iv) legal reserve and (v) certain other amounts set forth in an ordinance of the Ministry of Justice;

II.	in the event that we disposed of treasury stock after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III.	in the event that we reduced our stated capital after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or the legal reserve (if any);

IV.	in the event that additional paid-in capital and/or legal reserves were reduced after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V.	in the event that we canceled treasury stock after the end of the previous business year, the book value of such treasury stock;

VI.	in the event that we distributed dividends after the end of the previous business year, the aggregate of the following amounts:

a.	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders for their exercise of the right to receive dividends in cash instead of dividends in kind;

b.	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c.	the aggregate amount of cash paid to shareholders holding fewer shares that was required in order to receive dividends in kind;

VII.	the aggregate amounts of a. through d. below, less e. and f. below:

a.	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, the legal reserve and/or stated capital after the end of the previous business year, the amount so reduced;

b.	in the event that we distributed dividends after the end of the previous business year, the amount set aside in additional paid-in capital and/or legal reserve;

c.	in the event that we disposed of treasury stock in the process of (x) a merger in which we succeeded all rights and obligations of a merged company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d.	in the event that we reduced the amount of surplus in the process of a corporate split (including absorption-type corporate split and incorporation-type corporate split) in which we became a split company after the end of the previous business year, the amount so reduced;

e.	in the event that we made (x) a merger in which we succeeded all rights and obligations of a merged company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our capital surplus after such merger, corporate split or share exchange, less the amount of our capital surplus before such merger, corporate split or share exchange, and (ii) the amount of our retained earnings after such merger, corporate split or share exchange, less the amount of our retained earnings after such merger, corporate split or share exchange; and

f.	in the event that the amount of capital surplus increased in accordance with the provisions of a ministerial ordinance of the Ministry of Justice after the end of the previous business year, such increased amount.

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

We plan to make distributions of surplus twice per fiscal year, if possible. The record date for annual dividends is March 31 and the record date for interim dividends is September 30. Under the Book-Entry Law, holders of account with shares recorded as of the respective record dates are deemed to be registered in the register of shareholders as of such record dates on the basis of information notified by JASDEC to us.

For information as to Japanese taxes on dividends, see “Taxation — Japanese Taxation” below.

• Capital and Reserves

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

• Stock Splits

We may at any time split our issued shares into a greater number of shares by board resolution. So long as the shares are our only class of issued shares, we may increase the number of authorized shares in the same ratio as that of any stock split by amending our Articles of Incorporation, which amendment may be effected by board resolution without shareholder’s approval.

Under the Book-Entry Law, we must give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be increased in accordance with the applicable ratio.

• Consolidation of Shares

Generally, we may consolidate shares into a smaller number of shares by a special resolution of a general meeting of shareholders. A company that conducts a consolidation of shares is required by the Corporation Law to give public notice to its shareholders in order to inform them of the ratio and effective date of the consolidation of shares.

Under the Book-Entry Law, we must give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the relevant record date. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be decreased in accordance with the applicable ratio.

• Fractional Shares

The fractional share system was terminated on August 1, 2008 pursuant to the amendment to our Articles of Incorporation approved at the Ordinary General Meeting of Shareholders held on June 20, 2008.

• General Meeting of Shareholders

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

Under the Corporation Law and our Articles of Incorporation, any shareholder of record as of the relevant record date who is holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our director at least eight weeks prior to the date of such meeting. To the contrary, under the Book-Entry Law, such shareholder is not required to be registered in the register of shareholders when exercising the right of proposal, but such shareholder is required to make an application though an account management institution to JASDEC, which will then give us notice of the name and address of such shareholder, the number of shares held by such shareholder and other requisite information, and to exercise the right of proposal within four weeks from such notice and attach a receipt of an application for such notice.

• Voting Rights

Generally, a holder of our shares is entitled to one vote for each such share. Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being the Government, local government or juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights by electronic means. The Corporation Law and our Articles of Incorporation provide that the quorum for appointment of directors and corporate auditors shall not be less than one-third of the total number of the voting rights. Our Articles of Incorporation provide that shares may not be voted cumulatively for the appointment of directors.

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

•	any amendment of our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Corporation Law);

•	a reduction of stated capital, except for a reduction of stated capital for the purpose of replenishing capital deficiencies at the day of the ordinary general meeting;

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution, a merger, subject to a certain exception under which a shareholders’ resolution is not required;

•	the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of that of the Company’s total assets;

•	the taking over of the whole of the business of any other corporation;

•	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

•	a company split, subject to a certain exception under which a shareholders’ resolution is not required;

•	the offering of shares at a “specially favorable” price and any offering of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders; and

•	any purchase of the Company’s own shares from a certain person.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADSs, please see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on January 25, 2002.

• Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

• Issue of Additional Shares and Pre-emptive Rights

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

We may issue stock acquisition rights or bonds with stock acquisition rights in relation to which stock acquisition rights are non-separable. Except where the issue of stock acquisition rights would be on “specially favorable” terms or price, the issue of stock acquisition rights or of bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may, subject to the terms and conditions thereof, either acquire shares by paying the applicable exercise price or, if so determined by a resolution of the board of directors, by making a substitute payment, such as having bonds redeemed without payment to the holder in lieu of the exercise price.

• Dilution

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2009, we have not issued stock acquisition rights or bond with stock acquisition rights.

• Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including non-consolidated and consolidated financial reports, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice.

• Record Date

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

Under the Book-Entry Law, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of all of our shareholders of record, the numbers of shares held by them and other relevant information as of such record date.

• Repurchase by Us of Shares and Treasury Shares

Under the Corporation Law, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders;

(ii)	a resolution of the board of directors if the acquisition is in accordance with our Articles of Incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares we may so acquire in accordance with the procedures applicable to a new share issuance under the Corporation Law.

Upon due authorization, we may acquire our own shares:

•	in the case of (i) and (ii) above:

•	through the stock exchanges on which the shares are listed or the over-the-counter markets on which the shares are traded; or

•	by way of tender offer;

•	in the case of (i) above, from a specific person, but only if our shareholders approve this acquisition by special resolution; and

•	in the case of (iii) above, from the subsidiary.

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

• Shareholders of Unknown Location

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

• American Depositary Receipts

The current ADS/share ratio is 100 ADSs per each share of common stock.

For further information regarding our American Depositary Receipt program, please refer to the our registration statement filed with the Securities and Exchange Commission on Form 20-F on February 8, 2002.

• Reporting of Substantial Shareholders

The Financial Instruments and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese financial instruments exchange, to file a report with the director of the competent Local Finance Bureau of the Ministry of Finance within five business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change specified in the ordinance in material matters set out in any previously-filed reports. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese financial instruments exchanges on which the shares are listed. These reports are made available for public inspection.

• Daily Price Fluctuation Limits under Japanese Financial Instruments Exchange Rules

Share prices on Japanese financial instruments exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

On June 12, 2009, the closing price of our shares on the Tokyo Stock Exchange was ¥139,700 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥150,000 and ¥200,000 per share, as well as the daily price limit if our per share price were to rise to between ¥200,000 and ¥300,000, or fall to between ¥100,000 and ¥150,000.

Selected Daily Price Limits

				Maximum Daily Price
Previous Day’s Closing Price or Special Quote				Movement

Over	¥100,000	Less than	¥150,000	¥20,000
Over	150,000	Less than	200,000	30,000
Over	200,000	Less than	300,000	40,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.	Material Contracts

We have not entered into any material contracts, other than in the ordinary course of business.

D.	Exchange Controls

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E.	Taxation

1.	United States Federal Income Taxation

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon as depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

2.	Taxation of Dividends

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

• Taxation of Capital Gains

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

• Passive Foreign Investment Company Rules

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

3.	Japanese Taxation

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

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2011, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, a portfolio investors that is a U.S. resident holder is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends taxed on or after January 1, 2007 due to the renewal of such treaty. The tax treaty between France and Japan was renewed through the amending protocol, effective from December 1, 2007, under which the standard treaty withholding rate for portfolio investors on dividends taxed on or after January 1, 2008 was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan has been renewed, effective from December 3, 2008, under which the standard treaty withholding rate on dividends taxed on or after January 1, 2009 has been reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable, subject to completion of below-described application procedures, except when such maximum rate is higher than the Japanese statutory rate.

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

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a nonresident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where shareholding ratio is within certain prescribed level.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares or ADSs as a legatee, heir or donee, even if the individual is not a Japanese resident.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC this annual report on Form 20-F under the Securities Exchange Act of 1934 with respect to our shares and ADSs.

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

To manage risks of fluctuating interest rates and foreign currency exchange rates, we use derivative instruments such as interest rate swaps and foreign exchange forward contracts as needed. The derivative instruments are executed with creditworthy financial institutions and our management believes that there is little risk of default by these counterparties. We set and follow internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts. We do not hold or issue derivative instruments for trading purposes.

No specific hedging activities are taken against the price of fluctuations of stocks held by us as marketable securities.

Interest rate risk

We use interest rate swap transactions, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management (ALM).

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted
	Average
	Interest								Fair
	Rate (per	Expected Maturity (Year Ended March 31)							value
	annum)	2010	2011	2012	2013	2014	Thereafter	Total	3/31/09
		(Millions of yen)

DEBT
Corporate bonds
Japanese Yen Bonds	1.3%	—	163,806	168,427	60,000	70,000	110,000	572,233	577,825
Borrowings from banks and others
Japanese Yen Loans	1.3%	29,000	17,000	6,000	15,000	—	—	67,000	67,679
Long term debt, including current portion Total		29,000	180,806	174,427	75,000	70,000	110,000	639,233	645,504

	Expected Maturity and Weighted Average Interest Rate (per annum)							Fair
	(Year Ended March 31)							value
	2010	2011	2012	2013	2014	Thereafter	Total	3/31/09
	(Millions of yen)

INTEREST RATE SWAP AGREEMENTS
Fixed to Floating (Japanese Yen)
Notional Amount	—	70,000	165,800	—	—	—	235,800	3,433
Fixed receive rate	—	1.4%	1.6%	—	—	—	1.5%
Floating pay rate	—	0.9%	1.1%	—	—	—	1.0%

Foreign exchange risk

In order to decrease foreign currency risks, we engage in foreign currency hedge transactions. We had no foreign exchange forward contracts outstanding as of March 31, 2009.

Investment price risk

The fair values of a certain investments of ours, primarily in marketable securities, expose us to fluctuation risks of securities prices. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The following table below provides information about our market sensitive marketable securities and constitutes a “forward-looking statement.”

	March 31, 2009		March 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(Millions of yen)		(Thousands of U.S. dollars)

Equity securities available-for-sale	112,962	112,962	1,139,304	1,139,304
Debt securities available-for-sale:
Due within 1 year	5	5	50	50
Due after 1 year through 5 years	—	—	—	—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—
Total	112,967	112,967	1,139,354	1,139,354

Concentrations of credit risk

As of March 31, 2009, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

1.	Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2009 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2009 were effective.

2.	Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting of the Company is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control to future periods are subject to risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The management of the Company evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009 by using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2009.

Our independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2009, which appears on page F-3 of this annual report on Form 20-F.

3.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of corporate auditors has determined that, Mr. Takaaki Wakasugi is an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Mr. Wakasugi is an outside corporate auditor pursuant to Article 2- (xvi) of the Corporation Law, and is independent from us and our management. Mr. Wakasugi meets the requirements imposed on corporate auditors under the Corporation Law.

Item 16B.	Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 25, 2009, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. to perform an annual audit of the Company’s financial statements. Audit fees and audit-related fees paid to KPMG AZSA & Co. and its affiliates for the year ended March 31, 2009 were ¥924 million. In addition, the fees other than audit fees and audit-related fees we paid to KPMG AZSA & Co. and its affiliates were ¥49 million as tax fees.

The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2008 and 2009.

	Year ended
	March 31,
	2008	2009
	(in millions)

Audit fees(1)	¥838	¥920
Audit-related fees(2)	—	4
Tax fees(3)	48	49
All other fees(4)	—	—

Total	¥886	¥973

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements, such as the issuance of comfort letters in connection with corporate bond offerings, and that are not reported under audit fees.

(3)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.

(4)	These are fees for the services provided by KPMG AZSA & Co. and its affiliates, other than the fees reported in paragraphs (1) through (3).

Pre-Approval of Services Provided by KPMG AZSA & Co. and its Affiliates

The Company and its subsidiaries have adopted policies and procedures for the Company’s board of directors and the board of corporate auditors’ pre-approving all audit and non-audit work performed by KPMG AZSA & Co. and its affiliates. Specifically, the policies and procedures prohibit KPMG AZSA & Co. and its affiliates from performing any services for the Company or its subsidiaries without the prior approval of the Company’s board of directors and the board of corporate auditors.

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

Item 16E.	Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

			(c) Total Number	(d) Maximum
			of	Number
	(a) Total		Shares Purchased as	of Shares that May
	Number of		Part of Publicly	Yet Be Purchased
	Shares	(b) Average Price	Announced Plans	Under the Plans or
Period	Purchased(*)	Paid per Share	or Programs	Programs(**)

April 2008
(from April 1 to April 30)	0.80	151,000.0	0	384,713
May 2008
(from May 1 to May 31)	311,322.80	160,596.6	311,322	73,391
June 2008
(from June 1 to June 30)	0	—	0	900,000
July 2008
(from July 1 to July 31)	0.80	161,000.0	0	900,000
August 2008
(from August 1 to August 31)	11,712.75	158,002.5	0	900,000
September 2008
(from September 1 to September 30)	0	—	0	900,000
October 2008
(from October 1 to October 31)	0	—	0	900,000
November 2008
(from November 1 to November 30)	146,645	157,525.8	146,645	753,355
December 2008
(from December 1 to December 31)	159,544	168,587.3	159,544	593,811
January 2009
(from January 1 to January 31)	0	—	0	593,811
February 2009
(from February 1 to February 28)	143,274	151,452.1	143,274	450,537
March 2009
(from March 1 to March 31)	95,620	139,101.5	95,620	354,917

Total	868,120.15	157,634.6	856,405	354,917

(*)	Shares purchased include fractional shares purchased from time to time and treasury stock purchased at the request of shareholders who opposed the merger under which our regional subsidiaries were dissolved and merged into the Company.

(**)	The numbers as of April and May, 2008, described in column (d) are based on the aggregate number of 1,000,000 shares authorized at the general shareholders meeting held on June 19, 2007. Likewise, the numbers for June 2008 or later in column (d) are based on the aggregate number of 900,000 shares authorized at the general shareholders meeting held on June 20, 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

• Committees

Under the Corporation Law, Japanese joint stock corporations (kabushiki kaisha) above a certain size whose shares are transferable without the approval of such corporations, including the Company, may elect to structure their corporate governance system to be either that of a company with a board of corporate auditors (kansayakukai secchigaisha) or that of a company with committees (iinkai secchigaisha). The Company is currently a company with a board of corporate auditors.

As a company with a board of corporate auditors, the Company is not required under the Corporation Law to have any outside directors on its board of directors. The tasks of auditing the performance of its directors and auditing the Company’s financial statements are assigned to the Company’s corporate auditors, who are separate from the Company’s directors. All corporate auditors must meet certain independence requirements under the Corporation Law. Under the Corporation Law, at least one half of a company’s corporate auditors are required to be “outside” corporate auditors who must meet additional independence requirements. An outside corporate auditor is defined as a corporate auditor who has never served as a director, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries.

• Board of Corporate Auditors

Under the corporate auditor system that the Company employs, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to audit the performance of the directors, and express an opinion if it is the opinion of the board of corporate auditors that the method, or the results, of the audit by the Company’s accounting firm is not suitable and express the reason for such opinion, for the protection of the Company’s shareholders.

Under the Corporation Law, the Company is required to have not less than three corporate auditors. The Articles of Incorporation of the Company permit it to have up to five corporate auditors. Currently, five corporate auditors of the Company have been elected. The term of office of each corporate auditor is for up to four years after his/her election, whereas the term of office of each director is for up to two years after his/her election.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

• Directors

The Company’s directors must be elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon.

The Company’s corporate auditors must also be elected at a general meeting of shareholders. The Company’s board of directors must obtain the consent of its board of corporate auditors in order to submit a proposal for election of a corporate auditor to a general meeting of shareholders. The board of corporate auditors is also empowered to request that the Company’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. All corporate auditors have the right to state their opinion concerning the election of a corporate auditor at the general meeting of shareholders.

• Compensation

The maximum aggregate compensation amount for the Company’s directors and that of the Company’s corporate auditors must be, and accordingly has been, approved at a general meeting of shareholders.

The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation.

The compensation amount for each director is determined by the Company’s President or another director who is delegated to do so by the board of directors, and that for each corporate auditor is determined upon consultation among the corporate auditors.

• Shareholder Approval with respect to any Equity Compensation Plan

Pursuant to the Corporation Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the said plan by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

Item 17.	Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits

Exhibit
Number	Description

1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation)
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)*
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)
8.1	List of Subsidiaries
11.1	Code of Ethics**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.

**	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DoCoMo, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA & Co.

Tokyo, Japan
June 19, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders
NTT DoCoMo, Inc.:

We have audited NTT DoCoMo, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DoCoMo, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NTT DoCoMo, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated June 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA & Co.

Tokyo, Japan
June 19, 2009

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 and 2009

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

ASSETS
Current assets:
Cash and cash equivalents	¥646,905	¥599,548	$6,046,878
Short-term investments
Third parties	2,208	2,448	24,690
Related parties	50,000	—	—
Accounts receivable
Third parties	671,417	822,548	8,295,996
Related parties	15,256	12,515	126,223

Sub-total	686,673	835,063	8,422,219
Less: Allowance for doubtful accounts	(15,037)	(15,072)	(152,012)

Total accounts receivable, net	671,636	819,991	8,270,207
Inventories	146,584	123,206	1,242,622
Deferred tax assets	108,037	102,903	1,037,852
Prepaid expenses and other current assets
Third parties	136,395	173,760	1,752,496
Related parties	6,015	5,872	59,224

Total current assets	1,767,780	1,827,728	18,433,969

Property, plant and equipment:
Wireless telecommunications equipment	5,346,486	5,361,043	54,070,025
Buildings and structures	797,904	814,056	8,210,348
Tools, furniture and fixtures	536,718	519,213	5,236,642
Land	198,958	198,985	2,006,909
Construction in progress	128,042	99,232	1,000,827

Sub-total	7,008,108	6,992,529	70,524,751
Accumulated depreciation and amortization	(4,173,501)	(4,301,044)	(43,379,163)

Total property, plant and equipment, net	2,834,607	2,691,485	27,145,588
Non-current investments and other assets:
Investments in affiliates	349,488	572,014	5,769,178
Marketable securities and other investments	187,361	141,544	1,427,574
Intangible assets, net	555,259	578,728	5,836,894
Goodwill	158,889	154,385	1,557,085
Other assets
Third parties	222,225	261,724	2,639,677
Related parties	11,822	11,716	118,164
Deferred tax assets	123,403	248,896	2,510,298

Total non-current investments and other assets	1,608,447	1,969,007	19,858,870

Total assets	¥6,210,834	¥6,488,220	$65,438,427

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
MARCH 31, 2008 and 2009

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥75,662	¥29,000	$292,486
Short-term borrowings	1,712	—	—
Accounts payable, trade
Third parties	626,992	545,717	5,503,954
Related parties	90,461	122,808	1,238,608
Accrued payroll	53,538	58,627	591,296
Accrued interest	710	1,187	11,972
Accrued income taxes	203,645	238,742	2,407,887
Other current liabilities
Third parties	179,513	150,241	1,515,290
Related parties	2,082	2,113	21,311

Total current liabilities	1,234,315	1,148,435	11,582,804

Long-term liabilities:
Long-term debt (exclusive of current portion)	401,090	610,233	6,154,644
Liability for employees’ retirement benefits	116,888	146,326	1,475,804
Other long-term liabilities
Third parties	177,002	237,126	2,391,589
Related parties	3,755	2,792	28,160

Total long-term liabilities	698,735	996,477	10,050,197

Total liabilities	1,933,050	2,144,912	21,633,001

Minority interests	1,288	1,723	17,378

Shareholders’ equity:
Common stock, without a stated value —
Authorized — 188,130,000 shares and 188,130,000 shares at March 31, 2008 and 2009, respectively
Issued — 44,870,000 and 43,950,000 shares at March 31, 2008 and 2009, respectively
Outstanding — 42,627,927 and 41,759,807 shares at March 31, 2008 and 2009, respectively	949,680	949,680	9,578,215
Additional paid-in capital	948,571	785,045	7,917,751
Retained earnings	2,793,814	3,061,848	30,880,967
Accumulated other comprehensive income (loss)	410	(65,689)	(662,521)
Treasury stock, 2,242,073 and 2,190,193 shares at March 31, 2008 and 2009, respectively, at cost	(415,979)	(389,299)	(3,926,364)

Total shareholders’ equity	4,276,496	4,341,585	43,788,048

Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	¥6,210,834	¥6,488,220	$65,438,427

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2007, 2008 and 2009

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Operating revenues:
Wireless services
Third parties	¥4,259,951	¥4,107,844	¥3,786,917	$38,193,818
Related parties	54,189	57,390	54,165	546,294
Equipment sales
Third parties	465,924	538,195	600,630	6,057,791
Related parties	8,029	8,398	6,268	63,217

	4,788,093	4,711,827	4,447,980	44,861,120

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	498,852	561,763	630,415	6,358,195
Related parties	268,108	249,370	242,023	2,440,978
Cost of equipment sold (exclusive of items shown separately below)	1,218,694	1,150,261	827,856	8,349,531
Depreciation and amortization	745,338	776,425	804,159	8,110,530
Selling, general and administrative
Third parties	1,121,374	1,025,812	980,251	9,886,546
Related parties	162,203	139,884	132,317	1,334,513

	4,014,569	3,903,515	3,617,021	36,480,293

Operating income	773,524	808,312	830,959	8,380,827

Other income (expense):
Interest expense	(5,749)	(4,556)	(4,618)	(46,576)
Interest income	1,459	2,487	2,162	21,806
Other, net	3,709	(5,555)	(48,030)	(484,418)

	(581)	(7,624)	(50,486)	(509,188)

Income before income taxes, equity in net income (losses) of affiliates and minority interests	772,943	800,688	780,473	7,871,639
Income taxes:
Current	237,734	334,462	395,467	3,988,573
Deferred	75,945	(11,507)	(87,067)	(878,134)

	313,679	322,955	308,400	3,110,439

Income before equity in net income (losses) of affiliates and minority interests	459,264	477,733	472,073	4,761,200
Equity in net income (losses) of affiliates, net of applicable taxes	(1,941)	13,553	(672)	(6,778)
Minority interests	(45)	(84)	472	4,761

Net income	¥457,278	¥491,202	¥471,873	$4,759,183

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(15,364)	(16,762)	(30,319)	(305,789)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(399)	431	28,709	289,551
Change in fair value of derivative instruments, net of applicable taxes	832	(525)	(4)	(40)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(798)	658	(121)	(1,220)
Foreign currency translation adjustment, net of applicable taxes	1,103	7,299	(47,532)	(479,395)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	(127)	(54)	(545)
Pension liability adjustment, net of applicable taxes:
Actuarial gains (losses) arising during period, net	—	(4,909)	(16,316)	(164,559)
Less: Amortization of prior service cost	—	(1,338)	(1,340)	(13,515)
Less: Amortization of actuarial gains and losses	—	502	797	8,038
Less: Amortization of transition obligation	—	75	81	817
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	2,232	—	—
Minimum pension liability adjustment, net of applicable taxes	5,562	—	—	—

Comprehensive income	¥448,214	¥478,738	¥405,774	$4,092,526

Per share data:
Weighted average common shares outstanding — Basic and Diluted (shares)	43,985,082	43,120,586	42,238,715	42,238,715

Basic and Diluted earnings per share (Yen and U.S. dollars)	¥10,396.21	¥11,391.36	¥11,171.58	$112.67

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2007, 2008 and 2009

	Number of Shares		Millions of yen
						Accumulated
	Issued			Additional		other	Treasury	Total
	Common	Treasury	Common	paid-in	Retained	comprehensive	stock,	Shareholders’
	Stock	Stock	stock	capital	earnings	income (loss)	at cost	Equity

Balance at March 31, 2006	46,810,000	2,335,773	¥949,680	¥1,311,013	¥2,212,739	¥26,781	¥(448,196)	¥4,052,017
Purchase of treasury stock		880,583					(157,223)	(157,223)
Retirement of treasury stock	(930,000)	(930,000)		(175,055)			175,055	—
Cash dividends declared and paid (¥4,000 per share)					(176,862)			(176,862)
Net income					457,278			457,278
Unrealized holding losses on available-for-sale securities						(15,763)		(15,763)
Change in fair value of derivative instruments						34		34
Foreign currency translation adjustment						1,103		1,103
Minimum pension liability adjustment						5,562		5,562
Adjustment to initially apply SFAS No. 158						(4,843)		(4,843)

Balance at March 31, 2007	45,880,000	2,286,356	¥949,680	¥1,135,958	¥2,493,155	¥12,874	¥(430,364)	¥4,161,303
Purchase of treasury stock		965,717					(173,002)	(173,002)
Retirement of treasury stock	(1,010,000)	(1,010,000)		(187,387)			187,387	—
Cash dividends declared and paid (¥4,400 per share)					(190,543)			(190,543)
Net income					491,202			491,202
Unrealized holding losses on available-for-sale securities						(16,331)		(16,331)
Change in fair value of derivative instruments						133		133
Foreign currency translation adjustment						7,172		7,172
Pension liability adjustment:
Actuarial gains (losses) arising during period, net						(4,909)		(4,909)
Less: Amortization of prior service cost						(1,338)		(1,338)
Less: Amortization of actuarial gains and losses						502		502
Less: Amortization of transition obligation						75		75
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government						2,232		2,232

Balance at March 31, 2008	44,870,000	2,242,073	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496
Purchase of treasury stock		868,120					(136,846)	(136,846)
Retirement of treasury stock	(920,000)	(920,000)		(163,526)			163,526	—
Cash dividends declared and paid (¥4,800 per share)					(203,839)			(203,839)
Net income					471,873			471,873
Unrealized holding losses on available-for-sale securities						(1,610)		(1,610)
Change in fair value of derivative instruments						(125)		(125)
Foreign currency translation adjustment						(47,586)		(47,586)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net						(16,316)		(16,316)
Less: Amortization of prior service cost						(1,340)		(1,340)
Less: Amortization of actuarial gains and losses						797		797
Less: Amortization of transition obligation						81		81

Balance at March 31, 2009	43,950,000	2,190,193	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (Continued)
YEARS ENDED MARCH 31, 2007, 2008 and 2009

	Thousands of U.S. dollars
				Accumulated
		Additional		other	Treasury	Total
	Common	paid-in	Retained	comprehensive	stock,	Shareholders’
	stock	capital	earnings	income (loss)	at cost	Equity

Balance at March 31, 2008	$9,578,215	$9,567,030	$28,177,649	$4,136	$(4,195,451)	$43,131,579
Purchase of treasury stock					(1,380,192)	(1,380,192)
Retirement of treasury stock		(1,649,279)			1,649,279	—
Cash dividends declared and paid (¥4,800 per share)			(2,055,865)			(2,055,865)
Net income			4,759,183			4,759,183
Unrealized holding losses on available-for-sale securities				(16,238)		(16,238)
Change in fair value of derivative instruments				(1,260)		(1,260)
Foreign currency translation adjustment				(479,940)		(479,940)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(164,559)		(164,559)
Less: Amortization of prior service cost				(13,515)		(13,515)
Less: Amortization of actuarial gains and losses				8,038		8,038
Less: Amortization of transition obligation				817		817

Balance at March 31, 2009	$9,578,215	$7,917,751	$30,880,967	$(662,521)	$(3,926,364)	$43,788,048

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2007, 2008 and 2009

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Cash flows from operating activities:
Net income	¥457,278	¥491,202	¥471,873	$4,759,183
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	745,338	776,425	804,159	8,110,530
Deferred taxes	74,987	(2,471)	(87,626)	(883,772)
Loss on sale or disposal of property, plant and equipment	55,708	54,359	43,304	436,752
Impairment loss on marketable securities and other investments	8,086	11,418	57,812	583,076
Equity in net (income) losses of affiliates	2,791	(22,810)	1,239	12,496
Dividends from affiliates	1,258	15,349	15,500	156,329
Minority interests	45	84	(472)	(4,761)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(262,032)	187,434	(148,909)	(1,501,856)
(Decrease) increase in allowance for doubtful accounts	(1,600)	1,803	67	676
Decrease (increase) in inventories	83,716	(10)	23,327	235,270
(Increase) decrease in prepaid expenses and other current assets	(39,254)	4,176	(14,661)	(147,866)
(Increase) in non-current installment receivable for handsets	—	(58,931)	(37,712)	(380,353)
(Decrease) in accounts payable, trade	(42,013)	(50,477)	(49,286)	(497,085)
(Decrease) increase in accrued income taxes	(100,197)	134,912	35,158	354,594
Increase (decrease) in other current liabilities	534	6,206	(29,126)	(293,757)
Increase (decrease) in liability for employees’ retirement benefits	379	(19,002)	29,438	296,904
(Decrease) increase in other long-term liabilities	(26,241)	8,780	55,143	556,157
Other, net	21,815	21,693	4,449	44,871

Net cash provided by operating activities	980,598	1,560,140	1,173,677	11,837,388

Cash flows from investing activities:
Purchases of property, plant and equipment	(735,650)	(548,517)	(517,776)	(5,222,148)
Purchases of intangible and other assets	(213,075)	(216,816)	(241,373)	(2,434,423)
Purchases of non-current investments	(41,876)	(124,312)	(313,889)	(3,165,799)
Proceeds from sale and redemption of non-current investments	50,594	101,341	660	6,657
Acquisitions of subsidiaries, net of cash acquired	(8,392)	(14,797)	568	5,729
Purchases of short-term investments	(3,557)	(6,562)	(32,977)	(332,597)
Redemption of short-term investments	4,267	5,443	32,255	325,315
Proceeds from redemption of long-term bailment for consumption to a related party	—	50,000	50,000	504,286
Other, net	38	(4,629)	(8,451)	(85,235)

Net cash used in investing activities	(947,651)	(758,849)	(1,030,983)	(10,398,215)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	239,913	2,419,697
Repayment of long-term debt	(193,723)	(131,005)	(77,071)	(777,317)
Proceeds from short-term borrowings	18,400	15,249	62,274	628,079
Repayment of short-term borrowings	(18,450)	(15,351)	(64,032)	(645,809)
Principal payments under capital lease obligations	(3,621)	(2,821)	(2,837)	(28,613)
Payments to acquire treasury stock	(157,223)	(173,002)	(136,846)	(1,380,192)
Dividends paid	(176,862)	(190,543)	(203,839)	(2,055,865)
Other, net	(2)	(2)	(3)	(30)

Net cash used in financing activities	(531,481)	(497,475)	(182,441)	(1,840,050)

Effect of exchange rate changes on cash and cash equivalents	872	27	(7,610)	(76,753)

Net increase (decrease) in cash and cash equivalents	(497,662)	303,843	(47,357)	(477,630)
Cash and cash equivalents at beginning of year	840,724	343,062	646,905	6,524,508

Cash and cash equivalents at end of year	¥343,062	¥646,905	¥599,548	$6,046,878

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥925	¥20,346	¥21,999	$221,876
Cash paid during the year for:
Interest, net of amount capitalized	6,203	4,656	4,141	41,765
Income taxes	359,861	200,079	383,838	3,871,286
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	3,530	2,579	2,334	23,540
Retirement of treasury stock	175,055	187,387	163,526	1,649,279

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

NTT DoCoMo, Inc. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of Nippon Telegraph and Telephone Corporation (“NTT”). NTT, 33.71% of which is owned by the Japanese government, owns 62.89% of DOCOMO’s issued stock and 66.19% of DOCOMO’s voting stock outstanding as of March 31, 2009.

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

DOCOMO terminated Personal Handyphone System (“PHS”) services on January 7, 2008. Also, DOCOMO plans to terminate mova services on March 31, 2012.

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

Fair Value Measurements

Effective April 1, 2008, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement.

In February 2008, Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities measured on a nonrecurring basis. In accordance with FSP 157-2, DOCOMO has not applied the provisions of SFAS No. 157 to the fair value measurement of nonfinancial assets and nonfinancial liabilities, including long-lived assets and asset retirement obligations.

In October 2008, FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies application of SFAS No. 157 in a market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. DOCOMO has considered the guidance provided by FSP 157-3 in its determination of fair value measurements for the year ended March 31, 2009.

The initial adoption of SFAS No. 157, FSP 157-2 and FSP 157-3 did not have a material impact on DOCOMO’s results of operations and financial position. See Note 19 for further discussion.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133

Effective January 1, 2009, DOCOMO adopted SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”. SFAS No. 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS No. 161 resulted in expanded disclosure but did not have any impact on DOCOMO’s results of operations and financial position. See Note 20 for further discussion.

(2)	Significant accounting policies

Principles of consolidation —

The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO applies FASB Interpretation (“FIN”) No. 46 (revised 2003) “Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin (“ARB”) No. 51” (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For the years ended March 31, 2007, 2008 and 2009, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates —

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

Effective October 1, 2008, DOCOMO decreased the estimated useful lives of its long lived assets related to its mova services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to FOMA, DOCOMO has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥60,072 million ($605,870 thousand) in “Income before income taxes, equity in net income (losses) of affiliates and minority interests”, ¥35,563 million ($358,679 thousand) in “Net income” and ¥841.95 ($8.49) in “Basic and Diluted earnings per share” in the accompanying consolidated statement of income and comprehensive income for the year ended March 31, 2009. In accordance with SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and SFAS No. 3”, the change is reflected prospectively, and prior periods have not been adjusted.

Cash and cash equivalents —

DOCOMO considers cash in banks and short-term highly liquid investments with original maturities of 3 months or less at the date of purchase to be cash and cash equivalents.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term investments —

Highly liquid investments, which have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year, are considered to be short-term investments.

Allowance for doubtful accounts —

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DOCOMO wrote down and disposed of obsolete handsets during the years ended March 31, 2007, 2008 and 2009 resulting in losses totaling ¥21,353 million, ¥16,946 million and ¥14,180 million ($143,016 thousand), respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

Property, plant and equipment —

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

Depreciation and amortization expenses for the years ended March 31, 2007, 2008 and 2009 were ¥553,510 million, ¥579,101 million, and ¥614,481 million ($6,197,489 thousand), respectively.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service. The rental costs associated with ground or building operating leases that are incurred during a construction period are expensed.

Capitalized interest —

DOCOMO capitalizes interest related to the construction of property, plant and equipment over the period of construction. DOCOMO also capitalizes interest associated with the development of internal-use software. DOCOMO amortizes such capitalized interest over the estimated useful lives of the related assets.

Investments in affiliates —

The equity method of accounting is applied to investments in affiliates where DOCOMO owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DOCOMO records its share of earnings and losses of the affiliate and adjusts its carrying amount. For investments of less than 20%, DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and therefore should apply the equity method of accounting. For investees accounted for under the equity method whose fiscal year-end is December 31, DOCOMO records its share of income or losses of such investees with a 3 month lag in its consolidated statements of income and comprehensive income. DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DOCOMO utilizes various information including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities and other investments —

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

Equity securities held by DOCOMO, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “Accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Debt securities held by DOCOMO, which DOCOMO has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “Accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of 3 months or less at the date of purchase are recorded as “Cash and cash equivalents”, while those with original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year are recorded as “Short-term investments” in the consolidated balance sheets.

DOCOMO did not hold or transact any trading securities during the years ended March 31, 2007, 2008 and 2009.

Other investments include equity securities whose fair values are not readily determinable. Equity securities whose fair values are not readily determinable are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets —

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications facilities of wireline operators.

DOCOMO accounts for goodwill and other intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Accordingly, DOCOMO does not amortize either goodwill, including investor level goodwill related to the investments accounted for under the equity method, or other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life. However, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and DOCOMO performs the second step of the impairment test (measurement). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed.

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

DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketed”. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are being amortized over a period of 5 years at a maximum.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets had been amortized over 6 years, which was the expected term of subscription in mobile phone business.

Amounts capitalized related to rights to use certain telecommunications assets of wireline operators, primarily NTT, are amortized over 20 years.

Impairment of long-lived assets —

DOCOMO’s long-lived assets other than goodwill, such as property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

Hedging activities —

DOCOMO uses derivative instruments including interest rate swap, foreign currency swap and foreign exchange forward contracts and other non-derivative financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative instruments for trading purposes.

These financial instruments are effective in meeting the risk reduction objectives of DOCOMO by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

DOCOMO accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133 as amended by SFAS No. 138, No. 149, No. 155 and No. 161. All derivative instruments are recorded on the consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DOCOMO would receive or pay to terminate the contracts at each fiscal year end.

For derivative instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities that are also recognized in earnings of the period.

For derivative instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in “Accumulated other comprehensive income (loss)” and reclassified into earnings when the relevant hedged transaction is realized.

For derivative instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

DOCOMO discontinues hedge accounting when it is determined that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DOCOMO decides to discontinue the hedging relationship.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash flows from derivative instruments that are designated as qualifying hedges are classified in the consolidated statements of cash flows under the same categories as the cash flows from the relevant assets, liabilities or anticipated transactions.

Employees’ retirement benefit plans —

Effective March 31, 2007 in accordance with SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132R”, DOCOMO recognizes the funded status of its benefit plans, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “Accumulated other comprehensive income (loss)”, are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

Revenue recognition —

DOCOMO primarily generates revenues from two sources — wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

DOCOMO sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of basic monthly charges, airtime charges and fees for activation.

Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers a billing arrangement called “Nikagetsu Kurikoshi” (2 month carry-over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DOCOMO subscriptions. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

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

Effective November 2007, DOCOMO introduced a new handset sales scheme which enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of the handset by the subscribers. DOCOMO then includes current installments for

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on DOCOMO’s equipment sales. The portion of installment receivable for the purchased handset which was expected to be collected within 1 year or less as of the date of the consolidated balance sheets was recorded as “Accounts receivable” and the other portion of installment receivable was recorded as “Other assets” in the consolidated balance sheets. The aggregate carrying amount of the installment receivable for handsets before deducting allowance for doubtful accounts, which was recorded as “Accounts receivable” and “Other assets” as of March 31, 2008 was ¥111,789 million and ¥59,036 million, respectively, and ¥293,845 million ($2,963,641 thousand) and ¥96,799 million ($976,288 thousand), respectively, as of March 31, 2009.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Current deferred revenue	¥106,348	¥104,287	$1,051,810
Long-term deferred revenue	76,654	72,542	731,639
Current deferred charges	27,031	16,606	167,484
Long-term deferred charges	76,654	72,542	731,639

Current deferred revenue is included in “Other current liabilities” in the consolidated balance sheets.

Selling, general and administrative expenses —

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

Income taxes —

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

Earnings per share —

Basic earnings per share include no dilution and are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assume the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DOCOMO has no dilutive securities outstanding for the years ended March 31, 2007, 2008 and 2009, and therefore there is no difference between basic and diluted earnings per share.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign currency translation —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The accompanying translation adjustments are included in “Accumulated other comprehensive income (loss)”.

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

(3)	Recent accounting pronouncements —

In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those years. DOCOMO currently estimates that the impact of the adoption of SFAS No. 160 on its result of operations and financial position will be immaterial.

In April 2008, FASB issued FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP 142-3 requires additional disclosures about intangible assets whose useful lives may be renewed or extended and factors regarding the entity’s ability and/or intent to renew or extend an agreement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. DOCOMO is currently evaluating the impact of adoption of FSP 142-3 on its result of operations and financial position and considering the additional disclosures in accordance with FSP 142-3.

In December 2008, FASB issued FSP FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132R-1”). FSP 132R-1 requires additional disclosures about investments polices and strategies, major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP 132R-1 is effective for fiscal years ending after December 15, 2009. The adoption of FSP 132R-1 will not have any impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with FSP 132R-1.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2009, FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2 and 124-2”). FSP 115-2 and 124-2 amends the other than temporary impairment guidance for debt securities to make the guidance more operational and changes the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. FSP 115-2 and 124-2 is effective for interim and annual periods ending after June 15, 2009. DOCOMO is currently evaluating the impact of adoption of FSP 115-2 and 124-2 on its result of operations and financial position.

(4)	Reclassifications —

Certain reclassifications are made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2009.

3.	Convenient translations:

The consolidated financial statements are stated in Japanese yen. Translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers by applying the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009, which was ¥99.15 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	Cash and cash equivalents:

Cash and cash equivalents as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Cash	¥306,905	¥349,564	$3,525,607
Certificates of deposit	280,000	160,000	1,613,717
Bailment for consumption	50,000	60,000	605,144
Other	10,000	29,984	302,410

Total	¥646,905	¥599,548	$6,046,878

Information regarding “Bailment for consumption” is disclosed in Note 14.

5.	Inventories:

Inventories as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Telecommunications equipment to be sold	¥145,086	¥121,315	$1,223,550
Materials and supplies	306	239	2,410
Other	1,192	1,652	16,662

Total	¥146,584	¥123,206	$1,242,622

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd. —

As of March 31, 2008 and 2009, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), which were acquired on July 11, 2005 for ¥98,713 million. DOCOMO accounted for the investment using the equity method as of March 31, 2008 and 2009. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DOCOMO and these companies would jointly promote the credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and that DOCOMO would form a capital alliance with Sumitomo Mitsui Card.

Philippine Long Distance Telephone Company —

As of March 31, 2008 and 2009, DOCOMO held approximately 14% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange. On March 14, 2006, DOCOMO acquired approximately 7% of PLDT’s outstanding common shares for ¥52,213 million from NTT Communications Corporation (“NTT Com”), a subsidiary of NTT and accounted for the investment under the cost method. From March 2007 to February 2008, DOCOMO acquired approximately an additional 7% common equity interest for ¥98,943 million in the market. Together with the PLDT common shares continued to be held by NTT Com, on a consolidated basis NTT held approximately 21% of the total outstanding common shares of PLDT.

In accordance with an agreement entered into on January 31, 2006 between PLDT and its major shareholders, including NTT Com and DOCOMO, DOCOMO has the right to exercise the entire 21% voting rights associated with the ownership interest collectively held by DOCOMO and NTT Com. As DOCOMO obtained the ability to exercise significant influence over PLDT, DOCOMO has accounted for the investment by applying the equity method from the date of the initial acquisition of PLDT shares. The prior period financial statements have not been retroactively adjusted to reflect the application of the equity method from the date of the initial investments as described in APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” because the impact on results of operations and net equity of DOCOMO is not material to the prior or current period financial statements presented.

DOCOMO determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. During the year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in net income (loss) of affiliates. As a result, “Equity in net income (losses) of affiliates, net of applicable taxes” in consolidated statements of income and comprehensive income for the year ended March 31, 2009 decreased by ¥4,817 million ($48,583 thousand) and “Investments in affiliates” in consolidated balance sheets as of March 31, 2009 decreased by ¥8,137 million ($82,068 thousand).

DOCOMO’s carrying amount of its investment in PLDT was ¥165,099 million and ¥109,042 million ($1,099,768 thousand) as of March 31, 2008 and 2009, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥180,014 million and ¥119,801 million ($1,208,280 thousand) as of March 31, 2008 and 2009, respectively.

Tata Teleservices Limited —

As of March 31, 2009, DOCOMO held approximately 26% of the outstanding common shares of Tata Teleservices Limited (“TTSL”), which were acquired for ¥252,321 million ($2,544,841 thousand).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On November 12, 2008, DOCOMO entered into a capital alliance with TTSL and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, DOCOMO acquired approximately 26% of the outstanding common shares of TTSL pursuant to the capital alliance and accounted for the investment by applying the equity method. DOCOMO is currently in the process of determining the estimated fair value of tangible, intangible and other assets and liabilities of TTSL with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its investment in equity in TTSL. The purchase price allocation will be complete within the year ending March 31, 2010.

Impairment —

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO recorded impairment charges for other than temporary declines in the values in certain investee affiliates during each of the years ended March 31, 2007, 2008 and 2009. The impairments did not have a material impact on DOCOMO’s results of operations or financial position. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying statements of income and comprehensive income. DOCOMO believes the estimated fair values of each of its investments in affiliates as of March 31, 2009 to equal or exceed the related carrying values on an individual basis.

All of the equity method investees, except for PLDT, are privately held companies as of March 31, 2009.

DOCOMO’s cumulative share of the earnings or losses of affiliates, less amounts distributed by affiliates as dividends, was ¥4,239 million, ¥8,469 million and ¥10,346 million ($104,347 thousand), as of March 31, 2007, 2008 and 2009, respectively. Dividends received from affiliates were ¥1,258 million, ¥15,349 million and ¥15,500 million ($156,329 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s investments in affiliates in the accompanying consolidated balance sheets as of March 31, 2008 and 2009 was greater by ¥216,024 million and ¥210,600 million ($2,124,054 thousand), respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The difference mainly consisted of goodwill and amortizable intangible assets. The difference as of March 31, 2009 does not include the effect of the investment in TTSL, which was made on March 25, 2009.

7.	Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Marketable securities:
Available-for-sale	¥158,108	¥112,967	$1,139,354
Other investments	29,253	28,582	288,270

Sub-total	¥187,361	¥141,549	$1,427,624
Less: Available-for-sale securities classified as “Short-term investments”	—	(5)	(50)

Marketable securities and other investments (Non-current)	¥187,361	¥141,544	$1,427,574

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturities of debt securities classified as available-for-sale as of March 31, 2008 and 2009 were as follows:

					Thousands of
	Millions of yen		Millions of yen		U.S. dollars
	2008		2009		2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value

Due within 1 year	—	—	¥5	¥5	$50	$50
Due after 1 year through 5 years	¥5	¥5	—	—	—	—
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥5	¥5	¥5	¥5	$50	$50

The aggregate cost, gross unrealized holding gains and losses and fair value by type of “Marketable securities and other investments” as of March 31, 2008 and 2009 were as follows:

	Millions of yen
	2008
	Cost/Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value

Available-for-sale:
Equity securities	¥162,504	¥17,403	¥21,804	¥158,103
Debt securities	5	0	—	5

	Millions of yen
	2009
	Cost/Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value

Available-for-sale:
Equity securities	¥118,509	¥1,352	¥6,899	¥112,962
Debt securities	5	0	—	5

	Thousands of U.S. dollars
	2009
	Cost/Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value

Available-for-sale:
Equity securities	$1,195,250	$13,636	$69,582	$1,139,304
Debt securities	50	0	—	50

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2007, 2008 and 2009 were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Proceeds	¥448	¥896	¥660	$6,657
Gross realized gains	314	748	377	3,802
Gross realized losses	(118)	(2)	(267)	(2,693)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2008 and 2009, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2008
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses

Available-for-sale:
Equity securities	¥97,739	¥20,122	¥2,783	¥1,682	¥100,522	¥21,804
Cost method investments	7	20	184	162	191	182

	Millions of yen
	2009
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses

Available-for-sale:
Equity securities	¥62,405	¥6,899	—	—	¥62,405	¥6,899
Cost method investments	438	1,398	¥35	¥68	473	1,466

	Thousands of U.S. dollars
	2009
	Less than		12 Months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses

Available-for-sale:
Equity securities	$629,400	$69,582	—	—	$629,400	$69,582
Cost method investments	4,418	14,100	$353	$686	4,771	14,786

Other investments include long-term investments in various privately held companies.

For long-term investments in various privately held companies for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Accordingly, DOCOMO believes that it is not practicable to disclose estimated fair values of these cost method investments. Unless DOCOMO identifies events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments, the fair value of such cost method investments are not estimated.

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2008 and 2009 was as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Cost method investments included in other investments	¥29,209	¥28,538	$287,827
Including: Investments whose fair values were not evaluated for impairment	26,383	25,709	259,294

The amount of other than temporary impairment of marketable securities and other investments is disclosed in Note 13.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DOCOMO held approximately 11% of the outstanding common shares of KT Freetel Co., Ltd. (“KTF”) as of March 31, 2009, with the initial acquisition cost of ¥65,602 million. On January 20, 2009, DOCOMO agreed with KT Corporation (“KT”) that DOCOMO would exchange 40% of its KTF shareholding for KT common shares and the remaining 60% for KT exchangeable bonds in connection with the proposed merger between KT and KTF. Therefore, DOCOMO determined that the decline in value of KTF shares was other than temporary and recognized ¥26,313 million ($265,386 thousand) of impairment loss on the investment in KTF shares based on its fair value as of March 31, 2009. The loss is recorded in other income (expense) under the line item “Other, net” in the consolidated statement of income and comprehensive income. The exchange of KTF shares for KT exchangeable bonds and for KT common shares was carried out on May 27, 2009 and June 1, 2009, respectively.

8.	Goodwill and other intangible assets:

Goodwill —

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2008 and 2009 were as follows:

	Millions of yen
	2008
	Mobile phone	Miscellaneous
	business	businesses	Consolidated

Balance at beginning of year	¥140,165	¥7,656	¥147,821
Goodwill acquired during the year	—	11,662	11,662
Foreign currency translation adjustment	(275)	(319)	(594)

Balance at end of year	¥139,890	¥18,999	¥158,889

	Millions of yen
	2009
	Mobile phone	Miscellaneous
	business	businesses	Consolidated

Balance at beginning of year	¥139,890	¥18,999	¥158,889
Goodwill acquired during the year	18	102	120
Goodwill decreased during the year	(0)	(344)	(344)
Foreign currency translation adjustment	(1,293)	(2,987)	(4,280)

Balance at end of year	¥138,615	¥15,770	¥154,385

	Thousands of U.S. dollars
	2009
	Mobile phone	Miscellaneous
	business	businesses	Consolidated

Balance at beginning of year	$1,410,893	$191,619	$1,602,512
Goodwill acquired during the year	181	1,029	1,210
Goodwill decreased during the year	(0)	(3,470)	(3,470)
Foreign currency translation adjustment	(13,041)	(30,126)	(43,167)

Balance at end of year	$1,398,033	$159,052	$1,557,085

Information regarding business segments is discussed in Note 15.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other intangible assets —

The following tables display the major components of DOCOMO’s intangible assets, all of which are subject to amortization, as of March 31, 2008 and 2009.

	Millions of yen
	2008
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Software for telecommunications network	¥623,107	¥400,032	¥223,075
Internal-use software	876,792	617,071	259,721
Software acquired to be used in the manufacture of handsets	89,560	40,480	49,080
Customer related assets	50,949	45,996	4,953
Rights to use telecommunications facilities of wireline operators	19,151	9,145	10,006
Other	11,300	2,876	8,424

Total	¥1,670,859	¥1,115,600	¥555,259

	Millions of yen
	2009
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Software for telecommunications network	¥691,124	¥464,579	¥226,545
Internal-use software	939,103	673,258	265,845
Software acquired to be used in the manufacture of handsets	124,954	58,273	66,681
Customer related assets	50,949	50,949	—
Rights to use telecommunications facilities of wireline operators	20,820	9,604	11,216
Other	11,649	3,208	8,441

Total	¥1,838,599	¥1,259,871	¥578,728

	Thousands of U.S. dollars
	2009
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Software for telecommunications network	$6,970,489	$4,685,618	$2,284,871
Internal-use software	9,471,538	6,790,297	2,681,241
Software acquired to be used in the manufacture of handsets	1,260,252	587,726	672,526
Customer related assets	513,858	513,858	—
Rights to use telecommunications facilities of wireline operators	209,985	96,863	113,122
Other	117,489	32,355	85,134

Total	$18,543,611	$12,706,717	$5,836,894

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of amortizable intangible assets acquired during the year ended March 31, 2009 was ¥214,480 million ($2,163,187 thousand), the main components of which were software for telecommunications network in the amount of ¥82,858 million ($835,683 thousand) and internal-use software in the amount of ¥95,637 million ($964,569 thousand). The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2007, 2008 and 2009 was ¥191,828 million, ¥197,324 million and ¥189,678 million ($1,913,041 thousand), respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2010, 2011, 2012, 2013 and 2014 is ¥181,858 million, ¥147,032 million, ¥100,465 million, ¥58,752 million, and ¥27,346 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2009 is 5.0 years.

9.	Other assets:

Other assets as of March 31, 2008 and 2009 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Deposits	¥74,672	¥81,557	$822,562
Deferred customer activation costs	76,654	72,542	731,639
Installment receivables for handsets (non-current)	59,036	96,799	976,288
Allowance for doubtful accounts	(1,464)	(1,350)	(13,616)
Other	25,149	23,892	240,968

Total	¥234,047	¥273,440	$2,757,841

Information regarding installment receivables for handsets is disclosed in Note 2 “Revenue recognition”.

10.	Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Short-term borrowings denominated in U.S. dollars:
Unsecured short-term loans from financial institutions	¥1,712	—	—
(Year ended March 31, 2008 — weighted-average interest of 6.3% per annum)

Total short-term borrowings	¥1,712	—	—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt as of March 31, 2008 and 2009 comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥381,511	¥572,233	$5,771,386
(Year ended March 31, 2008 — interest rates per annum: 1.0%-1.6%, due: years ending March 31, 2009-2012)
(Year ended March 31, 2009 — interest rates per annum: 1.0%-2.0%, due: years ending March 31, 2011-2019)
Unsecured indebtedness to financial institutions	93,055	67,000	675,744
(Year ended March 31, 2008 — interest rates per annum: 0.8%-2.5%, due: years ending March 31, 2009-2013)
(Year ended March 31, 2009 — interest rates per annum: 1.0%-1.5%, due: years ending March 31, 2010-2013)
Other debt	2,186	—	—

Sub-total	¥476,752	¥639,233	$6,447,130
Less: Current portion	(75,662)	(29,000)	(292,486)

Total long-term debt	¥401,090	¥610,233	$6,154,644

DOCOMO issued ¥240,000 million ($2,420,575 thousand) unsecured corporate bonds in total during the year ended March 31, 2009.

Interest rates on DOCOMO’s borrowings are mainly fixed. DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 20. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2007, 2008 and 2009 totaled ¥5,453 million, ¥5,882 million and ¥7,187 million ($72,486 thousand), respectively. “Interest expense” in the consolidated statements of income and comprehensive income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2009, were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars

2010	¥29,000	$292,486
2011	180,806	1,823,560
2012	174,427	1,759,223
2013	75,000	756,430
2014	70,000	706,001
Thereafter	110,000	1,109,430

	¥639,233	$6,447,130

11.	Shareholders’ equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

The distributable amount available for the payments of dividends to shareholders as of March 31, 2009 was ¥2,923,560 million ($29,486,233 thousand) and was included in “Additional paid-in capital” and “Retained earnings”.

In the general meeting of shareholders held on June 19, 2009, the shareholders approved cash dividends of ¥100,224 million or ¥2,400 per share, payable to shareholders recorded as of March 31, 2009, which were declared by the board of directors on April 28, 2009.

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

Issued shares and treasury stock —

DOCOMO acquired treasury stock at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which its eight regional subsidiaries were dissolved and merged into DOCOMO as of July 1, 2008.

The changes in the number of issued shares and treasury stock for the years ended March 31, 2007, 2008 and 2009 are summarized as follows, where fractional shares are rounded off:

	Number of	Number of
	issued shares	treasury stock

As of March 31, 2006	46,810,000	2,335,773

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	880,578
Acquisition of fractional shares	—	5
Retirement of treasury stock	(930,000)	(930,000)

As of March 31, 2007	45,880,000	2,286,356

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	965,666
Acquisition of fractional shares	—	51
Retirement of treasury stock	(1,010,000)	(1,010,000)

As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	856,405
Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	4
Retirement of treasury stock	(920,000)	(920,000)

As of March 31, 2009	43,950,000	2,190,193

Effective August 1, 2008, DOCOMO abolished the fractional share system.

DOCOMO has not issued shares other than shares of its common stock.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The general meetings of shareholders approved stock repurchase plans as follows:

		Approved maximum number
		of treasury stock to be	Approved maximum budget
Date of the general meeting	Term of	repurchased	for share repurchase
of shareholders	repurchase	(Shares)	(Millions of yen)

June 21, 2005	June 21, 2005 - June 20, 2006	2,200,000	¥400,000
June 20, 2006	June 20, 2006 - June 19, 2007	1,400,000	250,000
June 19, 2007	June 20, 2007 - June 19, 2008	1,000,000	200,000
June 20, 2008	June 21, 2008 - June 20, 2009	900,000	150,000

No resolution was made regarding stock repurchase plans in the general meeting of shareholders held on June 19, 2009.

The aggregate number and price of shares repurchased for the years ended March 31, 2007, 2008 and 2009 were as follows:

		Millions of
Year ended March 31,	Shares	yen

2007	880,583	¥157,223
2008	965,717	173,002
2009	868,120	136,846

		Thousands of
Year ended March 31,	Shares	U.S. dollars

2009	868,120	$1,380,192

Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

		Millions of
Date of the board of directors	Shares	yen

March 28, 2007	930,000	¥175,055
March 28, 2008	1,010,000	187,387
March 26, 2009	920,000	163,526

		Thousands of
Date of the board of directors	Shares	U.S. dollars

March 26, 2009	920,000	$1,649,279

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated other comprehensive income (loss):

The following table presents changes in accumulated other comprehensive income (loss), net of applicable taxes:

	Millions of yen
	Unrealized holding
	gains (losses) on	Change in fair value	Foreign currency		Minimum pension	Accumulated other
	available-for-sale	of derivative	translation	Pension liability	liability	comprehensive
	securities	instruments	adjustment	adjustment	adjustment	income (loss)

As of March 31, 2006	¥29,592	¥(92)	¥6,324	—	¥(9,043)	¥26,781
2007 change	(15,763)	34	1,103	—	5,562	(9,064)
Adjustment to initially apply SFAS No. 158	—	—	—	¥(8,324)	3,481	(4,843)

As of March 31, 2007	¥13,829	¥(58)	¥7,427	¥(8,324)	—	¥12,874
2008 change	(16,331)	133	7,172	(3,438)	—	(12,464)

As of March 31, 2008	¥(2,502)	¥75	¥14,599	¥(11,762)	—	¥410
2009 change	(1,610)	(125)	(47,586)	(16,778)	—	(66,099)

As of March 31, 2009	¥(4,112)	¥(50)	¥(32,987)	¥(28,540)	—	¥(65,689)

	Thousands of U.S. dollars
	Unrealized holding
	gains (losses) on	Change in fair value	Foreign currency		Minimum pension	Accumulated other
	available-for-sale	of derivative	translation	Pension liability	liability	comprehensive
	securities	instruments	adjustment	adjustment	adjustment	income (loss)

As of March 31, 2008	$(25,235)	$756	$147,242	$(118,627)	—	$4,136
2009 change	(16,238)	(1,260)	(479,940)	(169,219)	—	(666,657)

As of March 31, 2009	$(41,473)	$(504)	$(332,698)	$(287,846)	—	$(662,521)

The amount of taxes applied to the items in “Accumulated other comprehensive income (loss)” is described in Note 17.

12.	Research and development expenses and advertising expenses:

Research and development expenses —

Expenditures for research and development are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥99,315 million, ¥100,035 million and ¥100,793 million ($1,016,571 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

Advertising expenses —

Expenditures for advertising are also expensed as incurred. Such expenditures are included in “Selling, general and administrative” expenses and amounted to ¥53,126 million, ¥55,357 million and ¥54,986 million ($554,574 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Other income (expense):

Components of other income (expense) included in “Other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2007, 2008 and 2009 were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Net realized gains on investments in affiliates	—	¥333	—	—
Net realized gains on marketable securities and other investments	¥196	746	¥110	$1,109
Other than temporary impairment of marketable securities and other investments	(8,086)	(11,418)	(57,812)	(583,076)
Foreign exchange gains (losses), net	281	(1,609)	(851)	(8,583)
Rental revenue received	2,407	2,256	2,144	21,624
Dividends income	7,203	3,310	2,951	29,763
Penalties and compensation for damages	2,000	2,193	4,161	41,967
Other, net	(292)	(1,366)	1,267	12,778

Total	¥3,709	¥(5,555)	¥(48,030)	$(484,418)

14.	Related party transactions:

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

Receivables primarily include customer accounts receivables related to DOCOMO’s sales of wireless communications services to customers, which NTT collects on behalf of DOCOMO. These sales are recorded as revenue from each third-party customer receiving the services and are not included in the amount of sales to related parties. During the years ended March 31, 2007, 2008 and 2009, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥103,728 million, ¥78,112 million and ¥70,840 million ($714,473 thousand), respectively.

DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE, of which DOCOMO owned 2.9% as of March 31, 2009. Accordingly, NTT FINANCE is a related party of DOCOMO. Under the terms of the contracts, funds are bailed to NTT FINANCE and DOCOMO can withdraw the funds upon its demand. The balance of bailment was ¥100,000 million as of March 31, 2008. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥50,000 million and “Short-term investments” of ¥50,000 million in the consolidated balance sheet as of March 31, 2008. The contracts had remaining terms to maturity ranging from 1 month to 3 months with an average interest rate of 0.4% per annum as of March 31, 2008.

The balance of bailment was ¥60,000 million ($605,144 thousand) as of March 31, 2009. The assets related to the contracts were recorded as “Cash and cash equivalents” in the consolidated balance sheet as of March 31, 2009. The contracts had remaining terms to maturity ranging up to 1 month with an average interest rate of 0.5% per annum as of March 31, 2009.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The average balance of the contracts of bailment expired during the year ended March 31, 2007, 2008 and 2009 was ¥25,178 million, ¥51,243 million and ¥48,778 million ($491,962 thousand), respectively. The recorded amount of interest income derived from the contracts was ¥269 million, ¥388 million and ¥270 million ($2,723 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

15.	Segment reporting:

From a resource allocation perspective, DOCOMO views itself as having two business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO terminated its PHS services on January 7, 2008. Therefore, “PHS business”, which was presented separately in the past, has been reclassified into “Miscellaneous businesses” in the tables below. DOCOMO plans to terminate mova services on March 31, 2012. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports. Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets primarily include cash, deposits, securities, loans and investments in affiliates. DOCOMO allocates common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets of each segment. Capital expenditures in the “Corporate” column include expenditures in “Miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2007	business	businesses	Corporate	Consolidated

Operating revenues	¥4,718,875	¥69,218	—	¥4,788,093
Operating expenses	3,915,204	99,365	—	4,014,569

Operating income (loss)	¥803,671	¥(30,147)	—	¥773,524

Total assets	¥5,067,348	¥65,425	¥983,442	¥6,116,215

Depreciation and amortization	¥735,270	¥10,068	—	¥745,338

Capital expenditures	¥781,548	—	¥152,875	¥934,423

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2008	business	businesses	Corporate	Consolidated

Operating revenues	¥4,647,132	¥64,695	—	¥4,711,827
Operating expenses	3,788,943	114,572	—	3,903,515

Operating income (loss)	¥858,189	¥(49,877)	—	¥808,312

Total assets	¥4,838,663	¥100,332	¥1,271,839	¥6,210,834

Depreciation and amortization	¥767,481	¥8,944	—	¥776,425

Capital expenditures	¥623,975	—	¥134,768	¥758,743

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2009	business	businesses	Corporate	Consolidated

Operating revenues	¥4,381,254	¥66,726	—	¥4,447,980
Operating expenses	3,525,967	91,054	—	3,617,021

Operating income (loss)	¥855,287	¥(24,328)	—	¥830,959

Total assets	¥4,960,000	¥139,617	¥1,388,603	¥6,488,220

Depreciation and amortization	¥796,807	¥7,352	—	¥804,159

Capital expenditures	¥601,307	—	¥136,299	¥737,606

	Thousands of U.S. dollars
	Mobile phone	Miscellaneous
Year ended March 31, 2009	business	businesses	Corporate	Consolidated

Operating revenues	$44,188,139	$672,981	—	$44,861,120
Operating expenses	35,561,947	918,346	—	36,480,293

Operating income (loss)	$8,626,192	$(245,365)	—	$8,380,827

Total assets	$50,025,215	$1,408,139	$14,005,073	$65,438,427

Depreciation and amortization	$8,036,379	$74,151	—	$8,110,530

Capital expenditures	$6,064,619	—	$1,374,675	$7,439,294

DOCOMO does not disclose geographical segments, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2007, 2008 and 2009.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues from external customers for each similar product and service were presented as follows:

				Thousands of
	Millions of yen			U.S. dollars
Year ended March 31,	2007	2008	2009	2009

Operating Revenues :
Wireless services	¥4,314,140	¥4,165,234	¥3,841,082	$38,740,112
Cellular services revenues	4,182,609	4,018,988	3,661,283	36,926,708
— Voice revenues	2,940,364	2,645,096	2,149,617	21,680,454
Including: FOMA services	1,793,037	2,084,263	1,877,835	18,939,334
— Packet communications revenues	1,242,245	1,373,892	1,511,666	15,246,254
Including: FOMA services	971,946	1,254,648	1,449,440	14,618,659
Other revenues	131,531	146,246	179,799	1,813,404
Equipment sales	473,953	546,593	606,898	6,121,008

Total operating revenues	¥4,788,093	¥4,711,827	¥4,447,980	$44,861,120

16.	Employees’ retirement benefits:

Severance payments and contract-type corporate pension plan —

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

The following table presents reconciliations of the changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2008 and 2009. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Change in benefit obligations:
Projected benefit obligation, beginning of year	¥183,004	¥182,228	$1,837,902
Service cost	9,521	9,216	92,950
Interest cost	3,889	4,058	40,928
Benefit payments	(10,471)	(10,484)	(105,739)
Transfer of liability from defined benefit pension plans of the NTT group	281	245	2,471
Actuarial (gain) loss	(3,996)	914	9,218

Projected benefit obligation, end of year	¥182,228	¥186,177	$1,877,730
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥85,207	¥79,544	$802,259
Actual return on plan assets	(7,870)	(13,106)	(132,184)
Employer contributions	3,980	2,676	26,989
Benefit payments	(1,838)	(2,131)	(21,493)
Transfer of plan assets from defined benefit pension plans of the NTT group	65	57	576

Fair value of plan assets, end of year	¥79,544	¥67,040	$676,147
At March 31:
Funded status	¥(102,684)	¥(119,137)	$(1,201,583)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2008 and 2009:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Liability for employees’ retirement benefits	¥(102,912)	¥(119,155)	$(1,201,765)
Prepaid pension cost	228	18	182

Net amount recognized	¥(102,684)	¥(119,137)	$(1,201,583)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2008 and 2009 were summarized in the following table:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Actuarial gains (losses), net	¥(33,921)	¥(48,865)	$(492,839)
Prior service cost	18,332	16,425	165,658
Transition obligation	(1,312)	(1,185)	(11,952)

Total	¥(16,901)	¥(33,625)	$(339,133)

The accumulated benefit obligation for the Defined benefit pension plans was ¥176,476 million and ¥180,214 million ($1,817,590 thousand) as of March 31, 2008 and 2009, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2008 and 2009 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	¥177,963	¥186,169	$1,877,650
Fair value of plan assets	75,051	67,014	675,885
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	¥172,239	¥180,207	$1,817,519
Fair value of plan assets	75,051	67,014	675,885

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2007, 2008 and 2009 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Service cost	¥10,219	¥9,521	¥9,216	$92,950
Interest cost on projected benefit obligation	3,654	3,889	4,058	40,928
Expected return on plan assets	(2,028)	(2,144)	(2,116)	(21,341)
Amortization of prior service cost	(1,907)	(1,907)	(1,907)	(19,233)
Amortization of actuarial gains and losses	1,600	834	1,192	12,022
Amortization of transition obligation	127	127	127	1,281

Net periodic pension cost	¥11,665	¥10,320	¥10,570	$106,607

Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2007, 2008 and 2009 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Adjustment to minimum pension liability	¥(8,778)	—	—	—
Actuarial (gains) losses arising during period, net	28,737	¥6,018	¥16,136	$162,743
Prior service cost arising during period	(20,239)	—	—	—
Transition obligation arising during period	1,439	—	—	—
Amortization of prior service cost	—	1,907	1,907	19,233
Amortization of actuarial gains and losses	—	(834)	(1,192)	(12,022)
Amortization of transition obligation	—	(127)	(127)	(1,281)
Elimination of minimum pension liability	(5,206)	—	—	—

Total recognized in “Accumulated other comprehensive income (loss)”	¥(4,047)	¥6,964	¥16,724	$168,673

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)”	¥7,618	¥17,284	¥27,294	$275,280

The amount of actuarial losses, unrecognized transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the year ending March 31, 2010 is ¥2,189 million, ¥125 million and ¥(1,907) million, respectively.

The assumptions used in determination of the pension plans’ projected benefit obligations as of March 31, 2008 and 2009 were as follows:

	2008	2009

Discount rate	2.3%	2.2%
Long-term rate of salary increases	2.2	2.2

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009

Discount rate	2.0%	2.2%	2.3%
Long-term rate of salary increases	2.1	2.1	2.2
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The weighted-average asset allocations of Defined benefit pension plans as of March 31, 2008 and 2009 by asset category were as follows:

	2008	2009

Domestic bonds	42.6%	37.7%
Domestic stock	23.0	24.0
Foreign stock	13.8	14.3
Foreign bonds	10.7	10.7
Other	9.9	13.3

Total	100.0%	100.0%

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2009 was: domestic bonds, 45.0%; domestic stock, 25.0%; foreign stock, 15.0%; foreign bonds, 10.0%; and other financial instruments 5.0%.

As of March 31, 2008 and 2009, domestic stock owned by the Defined benefit pension plans as its plan asset included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥479 million (0.6% of total plan assets) and ¥498 million ($5,023 thousand, 0.8% of total plan assets), respectively.

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

DOCOMO expects to contribute ¥2,728 million to the Defined benefit pension plans in the year ending March 31, 2010.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

		Thousands of
Year ending March 31,	Millions of yen	U.S. dollars

2010	¥12,269	$123,742
2011	11,389	114,866
2012	11,222	113,182
2013	11,447	115,451
2014	11,545	116,440
2015-2019	68,604	691,921

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit
Pension Plan) —

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan as defined by SFAS No. 87 “Employers’ Accounting for Pensions” and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥13,108 million, ¥13,369 million and ¥13,627 million ($137,438 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

Both NTT group, including DOCOMO and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Law. The NTT CDBP is considered a defined benefit pension plan as defined by SFAS No. 87. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2008 and 2009 represented approximately 10.5% and 10.6% of the total members.

In June 2003, under the Defined-Benefit Corporate Pension Law, NTT Kosei-Nenkin-Kikin or NTT Employee’s Pension Fund (“NTT Plan”), which was the predecessor of the NTT CDBP, applied to the Japanese government for permission for the NTT Plan to be released from the future obligations to disburse the NTT Plan benefits covering the substitutional portion, and the application was approved in September 2003. The NTT Plan also applied to the government for permission for the NTT Plan to be released from the substitutional portion of the past obligations in April 2007, and the application was approved in July 2007. As a result, the participants of the NTT Plan were transferred to the NTT CDBP.

In February 2008, the NTT CDBP transferred the remaining substitutional obligation and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, DOCOMO accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial gains and losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥3,892 million, and the excess of projected benefit obligation over the accumulated benefit obligation, which was ¥4,395 million, were netted and recognized as settlement gain of ¥503 million from the transaction. The net of the obligation settled and the assets transferred to the government was recognized as a gain on subsidy from the government of ¥24,199 million. As a result of recording the settlement gain and governmental subsidy as reduction of “Selling, general and administrative”, the aggregate amount of ¥24,702 million was recognized as decrease in operating expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2008. A “Decrease in liability for employees’ retirement benefits” of ¥19,002 million recognized in the consolidated statements of cash flows for the

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

year ended March 31, 2008 was net of a decrease of ¥24,702 million in liability for employees’ retirement benefits due to gain on transfer of substitutional portion and an increase of ¥5,700 million in liability for employees’ retirement benefits which was derived from other factors.

The following table presents reconciliations of the changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2008 and 2009. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2008 and 2009.

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Change in benefit obligations:
Projected benefit obligation, beginning of year	¥131,405	¥78,285	$789,561
Service cost	3,244	3,132	31,589
Interest cost	2,872	1,790	18,053
Benefit payments	(1,123)	(1,130)	(11,397)
Internal adjustment due to transfer of employees within the NTT group	(413)	(715)	(7,211)
Actuarial gain (loss)	(2,412)	2,111	21,291
Transfer of the substitutional portion to the government	(55,288)	—	—

Projected benefit obligation, end of year	¥78,285	¥83,473	$841,886
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥94,136	¥64,309	$648,603
Actual return on plan assets	(3,122)	(7,535)	(75,996)
Employer contributions	954	816	8,230
Employee contributions	452	416	4,196
Benefit payments	(1,123)	(1,130)	(11,397)
Internal adjustment due to transfer of employees within the NTT group	(294)	(574)	(5,789)
Transfer of the substitutional portion to the government	(26,694)	—	—

Fair value of plan assets, end of year	¥64,309	¥56,302	$567,847
At March 31:
Funded status	¥(13,976)	¥(27,171)	$(274,039)

Items recognized in “Accumulated other comprehensive income (loss)”, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, were summarized in the following table:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Actuarial gains (losses), net	¥(5,221)	¥(16,383)	$(165,234)
Prior service cost	2,140	1,783	17,983

Total	¥(3,081)	¥(14,600)	$(147,251)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accumulated benefit obligation regarding DOCOMO employees for the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation was ¥61,864 million and ¥66,585 million ($671,558 thousand) at March 31, 2008 and 2009, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2008 and 2009 were summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	¥78,285	¥83,473	$841,886
Fair value of plan assets	64,309	56,302	567,847
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	¥19,518	¥66,559	$671,296
Fair value of plan assets	16,803	56,276	567,584

The net periodic pension cost related to the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation for the years ended March 31, 2007, 2008 and 2009, included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Service cost	¥3,440	¥3,244	¥3,132	$31,589
Interest cost on projected benefit obligation	2,619	2,872	1,790	18,053
Expected return on plan assets	(2,254)	(2,339)	(1,613)	(16,268)
Amortization of prior service cost	(357)	(357)	(357)	(3,601)
Amortization of actuarial gains and losses	362	16	97	978
Contribution from employees	(522)	(452)	(416)	(4,196)

Net periodic pension cost	¥3,288	¥2,984	¥2,633	$26,555

Gain on transfer of substitutional portion of pension liabilities	—	(24,702)	—	—
Total	¥3,288	¥(21,718)	¥2,633	$26,555

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other changes in plan assets and benefit obligations of the NTT CDBP based on actuarial computations which covered only DOCOMO employees’ participation recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2007, 2008 and 2009 included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Adjustment to minimum pension liability	¥(600)	—	—	—
Actuarial losses arising during period, net	6,080	¥3,049	¥11,259	$113,555
Prior service cost arising during period	(2,497)	—	—	—
Amortization of prior service cost	—	357	357	3,601
Amortization of actuarial gains and losses	—	(16)	(97)	(978)
Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	(3,892)	—	—
Elimination of minimum pension liability	(311)	—	—	—

Total recognized in “Accumulated other comprehensive income (loss)”	¥2,672	¥(502)	¥11,519	$116,178

Total recognized in net periodic pension cost, gain on transfer of substitutional portion of pension liabilities and “Accumulated other comprehensive income (loss)”	¥5,960	¥(22,220)	¥14,152	$142,733

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the year ending March 31, 2010 is ¥874 million and ¥(357) million, respectively.

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2008 and 2009 were as follows:

	2008	2009

Discount rate	2.3%	2.2%
Long-term rate of salary increases	2.6	2.6

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009

Discount rate	2.0%	2.2%	2.3%
Long-term rate of salary increases	2.6	2.6	2.6
Expected long-term rate of return on plan assets	2.5	2.5	2.5

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The weighted-average asset allocations of the NTT CDBP as of March 31, 2008 and 2009 by asset category were as follows:

	2008	2009

Domestic bonds	58.2%	58.3%
Domestic stock	17.4	17.1
Foreign stock	10.4	9.6
Foreign bonds	8.1	8.1
Other	5.9	6.9

Total	100.0%	100.0%

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The target ratio in March 2009 was: domestic bonds, 61.5%; domestic stock, 17.9%; foreign stock, 10.3%; foreign bonds, 7.6%; and other financial instruments 2.7%. As of March 31, 2008 and 2009, domestic stock owned by the NTT CDBP as its plan asset included common stock of NTT and the NTT group companies including DOCOMO in the amount of ¥4,744 million (0.5% of total plan assets) and ¥4,739 million ($47,796 thousand, 0.6% of total plan assets), respectively.

DOCOMO expects to contribute ¥795 million to the NTT CDBP in the year ending March 31, 2010.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

		Thousands of
Year ending March 31,	Millions of yen	U.S. dollars

2010	¥1,158	$11,679
2011	1,485	14,977
2012	1,657	16,712
2013	1,835	18,507
2014	2,014	20,313
2015-2019	12,228	123,328

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Income taxes:

Total income taxes for the years ended March 31, 2007, 2008 and 2009 were computed as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Income from continuing operations before equity in net income (losses) of affiliates and minority interests	¥313,679	¥322,955	¥308,400	$3,110,439
Equity in net income (losses) of affiliates	(850)	9,257	(567)	(5,719)
Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities	(10,586)	(11,668)	(20,875)	(210,540)
Less: Reclassification of realized gains and losses included in net income	(276)	299	19,786	199,556
Change in fair value of derivative instruments	576	(363)	(3)	(30)
Less: Reclassification of realized gains and losses included in net income	(552)	455	(84)	(847)
Foreign currency translation adjustment	76	6,634	(20,991)	(211,709)
Less: Reclassification of realized gains and losses included in net income	—	(88)	(7)	(71)
Adjustment to initially apply SFAS No. 158	(3,395)	—	—	—
Pension liability adjustment:
Actuarial losses arising during period, net	—	(3,513)	(11,229)	(113,253)
Less: Amortization of prior service cost	—	(926)	(923)	(9,309)
Less: Amortization of actuarial gains and losses	—	348	550	5,547
Less: Amortization of transition obligation	—	52	56	565
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	—	1,660	—	—
Minimum pension liability adjustment	3,849	—	—	—

Total income taxes	¥302,521	¥325,102	¥274,113	$2,764,629

Substantially all income or loss before income taxes and income tax expenses or benefits are domestic.

For the years ended March 31, 2007, 2008 and 2009, DOCOMO and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rate for the years ended March 31, 2007, 2008 and 2009 was 40.9%, 40.9% and 40.8%, respectively. The effective income tax rate for the years ended March 31, 2007, 2008 and 2009 was 40.6%, 40.3% and 39.5%, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of the difference of the effective income tax rates of DOCOMO and the statutory tax rates are as follows:

	2007	2008	2009

Statutory income tax rate	40.9%	40.9%	40.8%
Expenses not deductible for tax purposes	0.2	0.3	0.2
IT infrastructure tax incentive and tax credit for special tax treatment such as R&D investment tax incentive	(0.9)	(0.8)	(0.8)
Tax refund of interest and penalties previously paid	—	—	(0.8)
Other	0.4	(0.1)	0.1

Effective income tax rate	40.6%	40.3%	39.5%

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2008 and 2009 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Deferred tax assets:
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	¥48,618	¥84,816	$855,431
Reserve for point loyalty programs	46,004	72,073	726,909
Liability for employees’ retirement benefits	46,965	59,019	595,250
Deferred revenues regarding “Nikagetsu Kurikoshi”(2 month carry-over)	32,441	35,774	360,807
Marketable securities and other investments	7,873	21,164	213,454
Accrued enterprise tax	16,594	16,796	169,400
Foreign currency translation adjustment	—	14,324	144,468
Compensated absences	12,455	12,809	129,188
Accrued bonus	6,897	7,059	71,195
Accrued commissions to agent resellers	9,343	4,502	45,406
Inventories	5,428	4,239	42,753
Investments in affiliates	—	3,207	32,345
Unrealized holding losses on available — for-sale securities	1,746	2,835	28,593
Other	12,435	16,886	170,308

Total deferred tax assets	¥246,799	¥355,503	$3,585,507

Deferred tax liabilities:
Property, plant and equipment due to differences in capitalized interest	2,343	2,818	28,421
Foreign currency translation adjustment	6,674	—	—
Investments in affiliates	2,292	—	—
Intangible assets (mainly customer related assets)	2,026	—	—
Other	3,551	1,419	14,312

Total deferred tax liabilities	¥16,886	¥4,237	$42,733

Net deferred tax assets	¥229,913	¥351,266	$3,542,774

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2008 and 2009 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2008	2009	2009

Deferred tax assets (current assets)	¥108,037	¥102,903	$1,037,852
Deferred tax assets (non-current investments and other assets)	123,403	248,896	2,510,298
Other current liabilities	—	(92)	(928)
Other long-term liabilities	(1,527)	(441)	(4,448)

Total	¥229,913	¥351,266	$3,542,774

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that the amount of the deferred tax assets is realizable, however, it could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Effective April 1, 2007, DOCOMO applied the provisions of FIN No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”), which, among other things, requires applying a “more-likely-than-not” threshold to the recognition and measurement of tax positions. As of and for the years ended March 31, 2008 and 2009, DOCOMO had no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases within the next 12 months. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income. The total amounts of interest and penalties related to unrecognized tax benefits for the years ended March 31, 2008 and 2009 are immaterial.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2008.

Other taxes —

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Commitments and contingencies:

Leases —

DOCOMO leases certain facilities and equipment in the normal course of business under capital leases or operating leases.

Assets covered under capital leases at March 31, 2008 and 2009 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
Class of property	2008	2009	2009

Tools, furniture and fixtures	¥11,699	¥11,860	$119,617
Software	409	503	5,073

Sub-total	12,108	12,363	124,690
Less: Accumulated depreciation and amortization	(7,833)	(8,174)	(82,441)

Total	¥4,275	¥4,189	$42,249

Tools, furniture and fixtures are classified as part of property, plant and equipment, while software is classified as part of intangible assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2009 were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars

2010	¥3,050	$30,761
2011	2,272	22,915
2012	1,404	14,160
2013	815	8,220
2014	335	3,379
Thereafter	49	494

Total minimum lease payments	7,925	79,929
Less — Amount representing interest	(231)	(2,329)

Present value of net minimum lease payments	7,694	77,600
Less — Amounts representing estimated executory costs	(596)	(6,011)

Net minimum lease payments	7,098	71,589
Less — Current obligation	(2,787)	(28,109)

Long-term capital lease obligations	¥4,311	$43,480

The above obligations are classified as part of other current and long-term liabilities as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2009 were as follows:

	Millions of	Thousands of
Year ending March 31,	yen	U.S. dollars

2010	¥2,184	$22,027
2011	1,761	17,761
2012	1,551	15,643
2013	1,424	14,362
2014	1,424	14,362
Thereafter	12,813	129,229

Total minimum future rentals	¥21,157	$213,384

The following schedule shows total rental expense for all operating leases for the years indicated except those with terms of 1 month or less that were not renewed:

				Thousands of
	Millions of yen			U.S. dollars
	2007	2008	2009	2009

Minimum rentals	¥67,897	¥70,673	¥67,954	$685,366

Litigation —

As of March 31, 2009, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.

Purchase commitments —

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2009 amounted to ¥43,205 million ($435,754 thousand) (of which ¥5,030 million ($50,731 thousand) are with related parties) for property, plant and equipment, ¥12,150 million ($122,542 thousand) (of which none are with related parties) for inventories and ¥102,297 million ($1,031,740 thousand) (of which ¥3,372 million ($34,009 thousand) are with related parties) for the other purchase commitments.

Guarantees —

DOCOMO applies FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a company that issues or modifies a guarantee to recognize an initial liability for the fair value of the obligations it has undertaken and disclose that information in its financial statements.

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Fair value measurements:

In September 2006, FASB issued SFAS No. 157. DOCOMO adopted SFAS No. 157 effective April 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS No. 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability as follows:

Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from observable markets data.

Level 3 —	Inputs are unobservable inputs for the asset or liability.

SFAS No. 157 also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).

(1)	Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets that were measured at fair value on a recurring basis at March 31, 2009 were as follows:

	Millions of yen
	2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale securities	¥112,967	¥112,967	—	—
Derivatives	3,433	—	¥3,433	—

Total assets	¥116,400	¥112,967	¥3,433	—

	Thousands of U.S. dollars
	2009
		Inputs used for measurement of fair value
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale securities	$1,139,354	$1,139,354	—	—
Derivatives	34,624	—	$34,624	—

Total assets	$1,173,978	$1,139,354	$34,624	—

Available-for-sale securities —

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivatives —

Derivative instruments are interest rate swap agreements valued by financial institutions using observable market inputs. Therefore, these derivatives are classified as Level 2. DOCOMO periodically validates the valuation of such derivatives using observable market inputs, such as interest rates.

(2)	Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Such fair value measurements typically result from impairments. DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO omitted the disclosure about financial assets and financial liabilities measured on a nonrecurring basis because of its immateriality.

20.	Financial instruments:

(1)	Risk management

The fair values for DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative instruments such as interest rate swaps, currency swaps, foreign exchange forward contracts and non-deliverable forward contracts (NDF) as needed. The financial instruments are executed with creditworthy financial institutions and DOCOMO management believes that there is little risk of default by these counterparties. DOCOMO sets and follows internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts.

(2)	Fair value of financial instruments

Short-term financial instruments —

All “Cash and cash equivalent”, “Accounts receivable”, “Accounts payable, trade” and certain other short-term financial instruments are short-term in nature. Therefore their carrying amounts approximate fair values except the items separately referred below.

Long-term debt including current portion —

The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2008 and 2009 were as follows:

Millions of yen				Thousands of U.S. dollars
2008		2009		2009
Carrying		Carrying		Carrying
amount	Fair value	amount	Fair value	amount	Fair value

¥476,752	¥481,832	¥639,233	¥645,504	$6,447,130	$6,510,378

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative instruments —

(i) Fair value hedge

DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO designated these derivatives as fair value hedges utilizing the short-cut method in SFAS No. 133, which permits an assumption of no ineffectiveness if the terms of these derivatives and the criteria of SFAS No. 133 are met.

The table below shows the contract amount and fair value of the interest rate swap agreement as of March 31, 2008 and 2009:

Contract Term			Millions of yen
(in the year	Weighted average rate per annum		2008
ended/ending	Receive	Pay	Contract	Fair
March 31,)	fixed	floating	Amount	value

2004-2012	1.5%	1.2%	¥235,800	¥3,511

					Thousands of
Contract Term			Millions of yen		U.S. dollars
(in the year	Weighted average rate per annum		2009		2009
ended/ending	Receive	Pay	Contract	Fair	Contract	Fair
March 31,)	fixed	floating	Amount	value	Amount	value

2004-2012	1.5%	1.0%	¥235,800	¥3,433	$2,378,215	$34,624

The interest rate swap agreements have remaining terms to maturity ranging from 2 years to 2 years and 9 months.

(ii) Cash flow hedge

From February 2005 to March 2008, DOCOMO entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As this currency swap contract qualified as a cash flow hedge instrument for accounting purposes and all the essential terms of the currency swap and the hedged item are identical, there was no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction was recorded as “Accumulated other comprehensive income (loss)”. The amount recorded as “Accumulated other comprehensive income (loss)” was reclassified as gain or loss when the offsetting gain or loss derived from the hedged item was recorded in the accompanying consolidated statements of income and comprehensive income.

In March 2008, DOCOMO redeemed the $100 million unsecured corporate bonds hedged by the contract. DOCOMO did not hold any currency swap contracts as of March 31, 2008 or 2009.

(iii) Derivatives not designated as hedging instruments under SFAS No. 133

DOCOMO had foreign exchange forward contracts to hedge currency exchange risk associated with foreign currency assets and liabilities. DOCOMO did not designate such derivative instruments as hedging instruments under SFAS No. 133.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the contract amount as of March 31, 2008 and 2009:

			Thousands of
	Millions of yen		U.S. dollars
Class of property	2008	2009	2009

Foreign exchange risk management
Foreign exchange forward contracts	¥4,731	—	—

Total	¥4,731	—	—

(iv) The effect on the consolidated balance sheets

The locations and carrying amounts of the derivative instruments as of March 31, 2008 and 2009, recorded in the accompanying consolidated balance sheets, were as follows:

Asset derivatives

				Thousands of
		Millions of yen		U.S. dollars
Instruments	Locations	2008	2009	2009

Derivatives designated as hedging instruments under SFAS No. 133
Interest rate swap agreements	Other assets	¥3,511	¥3,433	$34,624

Total		¥3,511	¥3,433	$34,624

Liability derivatives

				Thousands of
		Millions of yen		U.S. dollars
Instruments	Locations	2008	2009	2009

Derivatives not designated as hedging instruments under SFAS No. 133
Foreign exchange forward contracts	Other current liabilities	¥16	—	—

Total		¥16	—	—

The fair values of derivative instruments were obtained from counterparty financial institutions and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2008 and 2009.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(v)	The effect on the consolidated statements of income and comprehensive income

The locations and gain (loss) amounts of the derivative instruments for the years ended March 31, 2007, 2008 and 2009, recognized in the accompanying consolidated statements of income and comprehensive income, were as follows:

		Amount of gain or (loss) recognized in income
		on derivative
					Thousands of
		Millions of yen			U.S. dollars
Instruments	Locations	2007	2008	2009	2009

Derivatives in SFAS No. 133 fair value hedging relationships
Interest rate swap agreements	Other, net*	¥4,275	¥2,653	¥(78)	$(787)

Total		¥4,275	¥2,653	¥(78)	$(787)

	Amount of gain or (loss) recognized in OCI** on derivative
				Thousands of
	Millions of yen			U.S. dollars
Instruments	2007	2008	2009	2009

Derivatives in SFAS No. 133 cash flow hedging relationships
Currency swap contract	¥(58)	—	—	—

Total	¥(58)	—	—	—

		Amount of gain or (loss) reclassified from Accumulated OCI** into income
					Thousands of
		Millions of yen			U.S. dollars
Instruments	Locations	2007	2008	2009	2009

Derivatives in SFAS No. 133 cash flow hedging relationships
Currency swap contract	Interest expenses	¥30	¥348	—	—
	Other, net*	1,320	(1,462)	—	—

Total		¥1,350	¥(1,114)	—	—

*	“Other, net” was included in “Other income (expense)”.

**	“Other comprehensive income (loss)”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Amount of gain or (loss) recognized in income
		on derivative
					Thousands of
		Millions of yen			U.S. dollars
Instruments	Locations	2007	2008	2009	2009

Derivatives not designated as hedging instruments under SFAS No. 133
Foreign exchange forward contracts	Other, net*	¥393	¥18	¥(1,090)	$(10,994)
Non-deliverable forward contracts (NDF)	Other, net*	13	(13)	(4,050)	(40,847)
Foreign currency option contracts	Other, net*	21	(110)	—	—

Total		¥427	¥(105)	¥(5,140)	$(51,841)

*	“Other, net” was included in “Other income (expense)”.

(vi)	Contingent features in derivatives

As of March 31, 2009, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other —

Information regarding “Investments in affiliates” and “Marketable securities and other investments” is disclosed in Notes 6 and 7, respectively.

(3)	Concentrations of risk —

As of March 31, 2009, DOCOMO did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its results of operations.

21.	Subsequent event:

There were no significant subsequent events other than those described in other footnotes to these consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
YEARS ENDED MARCH 31, 2007, 2008 and 2009

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions*	of Year

2007
Allowance for doubtful accounts	¥14,740	¥8,654	¥(10,216)	¥13,178
2008
Allowance for doubtful accounts	¥13,178	¥12,107	¥(8,784)	¥16,501
2009
Allowance for doubtful accounts	¥16,501	¥9,898	¥(9,977)	¥16,422

	Thousands of U.S. dollars
	Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions*	of Year

2009
Allowance for doubtful accounts	$166,425	$99,828	$(100,625)	$165,628

*	Amounts written off.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DoCoMo, Inc.

By	/s/ RYUJI YAMADA
Ryuji Yamada
President and Chief Executive Officer

Date: June 25, 2009