Form 20-F
period 2010-03-31
NTT DOCOMO INC
filed 2010-06-24
CIK 1166141

As filed with the Securities and Exchange Commission on June 24, 2010
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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

Yuko Nakamura or Natsuki Wajima, Investor Relations
TEL: +81-3-5156-1111 / FAX: +81-3-5156-0271
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

As of March 31, 2010, 41,605,742 shares of common stock were outstanding, comprised of 41,450,317 shares and 15,542,500 ADSs (equivalent to 155,425 shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

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

“The year ended March 31, 2010” refers to our fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.  Selected Financial Data

The following tables include selected historical financial data as at and for each of the years ended March 31, 2006 through 2010. The data as at and for the years ended March 31, 2006 through 2010 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2009 and 2010, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2008 through 2010, and Notes thereto appear elsewhere in this annual report.

Selected Financial Data

	As of and for the year ended March 31,
	2006	2007	2008	2009	2010
		(in millions, except per share data)

Income Statement Data
Operating revenues:
Wireless services	¥4,295,856	¥4,314,140	¥4,165,234	¥3,841,082	¥3,776,909
Equipment sales	470,016	473,953	546,593	606,898	507,495

Total	4,765,872	4,788,093	4,711,827	4,447,980	4,284,404
Operating expenses	3,933,233	4,014,569	3,903,515	3,617,021	3,450,159

Operating income	832,639	773,524	808,312	830,959	834,245
Other income (expense)(1)	119,664	(581)	(7,624)	(50,486)	1,912

Income before income taxes and equity in net income (losses) of affiliates	952,303	772,943	800,688	780,473	836,157
Income taxes	341,382	313,679	322,955	308,400	338,197

Income before equity in net income (losses) of affiliates	610,921	459,264	477,733	472,073	497,960
Equity in net income (losses) of affiliates, net of applicable taxes(2)(3)	(364)	(1,941)	13,553	(672)	(852)
Net Income	610,557	457,323	491,286	471,401	497,108
Less: Net (income) loss attributable to noncontrolling interests	(76)	(45)	(84)	472	(2,327)

Net income attributable to NTT DOCOMO, INC.	¥610,481	¥457,278	¥491,202	¥471,873	¥494,781

	As of and for the year ended March 31,
	2006	2007	2008	2009	2010
		(in millions, except per share data)

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC.	¥13,491	¥10,396	¥11,391	¥11,172	¥11,864
Dividends declared and paid per share	¥3,000	¥4,000	¥4,400	¥4,800	¥5,000
Dividends declared and paid per share(4)	$25.54	$34.03	$44.07	$48.41	$53.53
Weighted average common shares
Outstanding — Basic and Diluted (shares)	45,250,031	43,985,082	43,120,586	42,238,715	41,705,738
Balance Sheet Data
Working capital(5)	¥558,459	¥568,988	¥533,465	¥679,293	¥872,816
Total property, plant and equipment, net	2,777,454	2,900,653	2,834,607	2,691,485	2,607,590
Total assets	6,365,257	6,116,215	6,210,834	6,488,220	6,756,775
Total debt(6)	792,405	602,965	478,464	639,233	610,347
Total liabilities	2,312,120	1,953,748	1,933,050	2,144,912	2,094,329
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity	4,052,017	4,161,303	4,276,496	4,341,585	4,635,877
Total Equity	4,053,137	4,162,467	4,277,784	4,343,308	4,662,446
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	774,137	801,046	830,784	847,463	733,881
Net cash provided by operating activities	1,610,941	980,598	1,560,140	1,173,677	1,182,818
Net cash used in investing activities	(951,077)	(947,651)	(758,849)	(1,030,983)	(1,163,926)
Net cash used in financing activities	(590,621)	(531,481)	(497,475)	(182,441)	(260,945)
Margins (percent of operating revenues):
Operating income margin	17.5%	16.2%	17.2%	18.7%	19.5%
Net income margin	12.8%	9.6%	10.4%	10.6%	11.5%

(Notes)

(1)	Includes an aggregate gain on the sales of Hutchison 3G UK Holdings Limited and KPN-Mobile N.V. shares of ¥101,992 million for the year ended March 31, 2006.

(2)	Includes impairment of investments in affiliates. See Note 5 of Notes to Consolidated Financial Statements.

(3)	Net of deferred taxes of ¥(1,653) million, ¥850 million, ¥(9,257) million, ¥567 million and ¥1,271 million in the years ended March 31 2006, 2007, 2008, 2009 and 2010, respectively.

(4)	The dividends per share were translated into U.S. dollars at the relevant record date.

(5)	Working capital was computed by subtracting total current liabilities from total current assets.

(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	High	Low	Average*	Period-end

2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
Calendar Year 2009

December	93.08	86.62	89.95	93.08
Calendar Year 2010

January	93.31	89.41	91.10	90.38
February	91.94	88.84	90.14	88.84
March	93.40	88.43	90.72	93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June (through June 11, 2010)	92.33	91.04	91.68	91.72

*	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Market changes such as the introduction of Mobile Number Portability (“MNP”) and the emergence of new service providers are resulting in increasing competition from other service providers in the telecommunications industry. For example, other mobile service providers have introduced new products and services including 3G handsets, music player handsets, music distribution services, and flat-rate services for voice communications and e-mail limited to specified recipients, and installment sales methods for handsets. There are also providers that now offer or may in the future offer services such as combined billing, aggregated point programs, and services offering free calls between fixed-line and cellular phones in conjunction with fixed-line communications, which may be more convenient for customers.

At the same time, there may be increased competition resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones, high-speed broadband Internet service and digital broadcasting, wireless LAN, and so on or convergence of these services.

In addition to competition from other service providers and technologies, there are other factors increasing competition among mobile network operators in Japan such as saturation in the Japanese cellular market, changes to business and market structures due to the entry of competitors in the market, including MVNOs* and competitors from other industries, changes in the regulatory environment, and increased rate competition.

Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition among cellular service providers in the areas of rates and services. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, we may need to incur higher than expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions such as the introduction in June 2004 of “Pake-hodai,” which is a packet flat-rate service for FOMA i-mode, the introduction of a new unified rate plan for FOMA services and mova services in November 2005 that users find simple and easy to understand, the introduction in March 2006 of a new rate plan that enables users to apply Pake-hodai to all FOMA services, the introduction in March 2007 of “Pake-hodai full,” a service that enables subscribers with full-browser handsets to view not only i-mode but also PC websites and video for a flat monthly rate, the introduction in August 2007 of “Fami-wari MAX 50” and “Hitoridemo Discount 50,” which give a uniform 50% discount on basic monthly charges, regardless of length of subscription period, the introduction in April 2008 of a new rate plan that allows users in the same “Family Discount” group to make free domestic calls to each other 24 hours a day, the introduction in October 2008 of the packet flat-rate service, “Pake-hodai double,” with monthly charges varying according to usage, and the introduction in December 2009 of “Mail Tsukai-hodai,” a payment plan that allows use of domestic i-mode e-mail, free of charges, regardless of the destination e-mail address or whether photos, videos or other files are attached. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscriptions. Furthermore, these rate revisions are expected to lead to a certain decline in ARPU, but if the trend of subscriptions of “Family Discount” and switching to flat-rate services increases more than we expect, our ARPU may decrease more than we expect. Furthermore, if the market growth slows or the market shrinks due to the economic downturn, APRU may decrease even more than forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. The foregoing factors may have a material adverse effect on our financial condition and operating results.

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

Furthermore, if market growth slows or the market shrinks due to the economic downturn, the services, forms of usage, and sales methods provided by us may not develop sufficiently, which could affect our financial conditions and limit our growth. In particular, we cannot be certain whether or not the following can be achieved:

•	We will be able to find the partners and content providers needed to provide the new services and forms of usage we are introducing and persuade a sufficient number of vendors and other establishments to install i-mode FeliCa readers;

•	We will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;

•	The services and installment sales and other methods we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•	Manufacturers and content providers will steadily create and offer products including handsets for our 3G system and handsets and programming for our 3G i-mode services at appropriate prices and on a timely basis;

•	Our current and future data communication services including i-mode and other services will be attractive to existing and potential subscribers and achieve continued or new growth;

•	Demand in the market for mobile handset functionality will be as we envision and as a result our handset procurement costs will be reduced, which will enable us to offer our handsets at appropriate prices; and

•	We will be able to commence services with improved data communication speed enabled by HSDPA*, HSUPA** and LTE*** technology as planned.

If the development of our new services or forms of use is limited, it may have a material effect on our financial condition and results of operations.

*	Abbreviation of High Speed Downlink Packet Access. A technology for high-speed packet data transmission from base station to handset based on Wideband Code Division Multiple Access, or W-CDMA.

**	Abbreviation of High Speed Uplink Packet Access. A technology for high-speed packet data transmission from handset to base station based on W-CDMA.

***	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the Government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	Regulations to increase handset competition such as SIM* lock removal regulations;

•	Revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open our i-mode service to all content providers and Internet service providers or that could prevent us from setting or collecting i-mode content fees or putting i-mode service on cellular phone handsets as an initial setting;

•	Regulations to prohibit or restrict certain content or transactions or mobile Internet services such as i-mode;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Fair competition measures to promote new entry by MVNOs;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Review of the structure of the NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) Group, which includes our Group; and

•	Other measures including competition safeguard measures directed toward us, NTT East and NTT West, revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations and systems. For example, in response to an increase in the number of our subscribers, we have proceeded with the enhancement of our telecommunications facilities in order to improve the service we provide to our subscribers. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations.

It is difficult to predict with certainty if any proposed changes impacting the mobile telecommunications business or if any other relevant laws, regulations or systems will be drafted, and if they are implemented, the extent to which our business will be affected. However, if any one or more of the above proposed changes impacting the mobile telecommunications business occurs, or if laws, regulations or systems are introduced, reformed, or become applicable to us, we may experience constraints on the provision of our mobile communication services and changes may arise in our existing revenue structure, and this may have an adverse effect on our financial condition and results of operations.

*	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

One of the principal limitations on a cellular communication network’s capacity is the available radio frequency spectrum we can use. There are limitations in the spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our cellular communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality. In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our networks significantly expands. Also, in relation to our FOMA services, packet flat-rate service for FOMA, and our flat-rate service that enables subscribers to view full-browser PC websites and video, an increase in the number of subscriptions and traffic volume of our subscribers may go substantially beyond our projections, we may not be able to process such traffic with our existing facilities and our quality of service may decline. Furthermore, with an increasing number of subscriptions and traffic volume, our quality of service may decline if we cannot obtain the necessary allocation of spectrum from the Government for the smooth operation of our business.

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

Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

We are able to offer global roaming services on a worldwide basis, on the condition that a sufficient number of other mobile service providers have adopted technologies that are compatible with the technology we use on our mobile communications systems. We expect that our overseas affiliates, strategic partners and many other mobile service providers will continue to use technologies compatible with ours, but there is no guarantee of this in the future.

If a sufficient number of mobile service providers do not adopt technologies compatible with ours, if mobile service providers switch to other technologies, or if there is a delay in the introduction of compatible technologies, we may not be able to offer international roaming or other services as expected and we may not be able to offer our subscribers the convenience of overseas services.

Also, we cannot be sure that handset manufactures or manufactures of network equipment will be able to appropriately and promptly adjust their products if we need to change the handsets or network we currently use due to a change in our standard technology, and the handsets or network we currently use need to be changed.

If such technologies compatible with the technologies we have adopted do not develop as we expect and we are not able to maintain or improve the quality of our overseas services or enjoy the benefits of global economies of scale, this may have an adverse effect on our financial condition and results of operations.

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

In recent years, the companies in which we have invested have experienced a variety of negative impacts, including severe competition, increased debt burdens, worldwide economic recession, significant change in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and such loss in value is other than a temporary decline, we may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

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

In addition, there was an issue occurred that subscribers were charged fees for packet communication at higher levels than they were aware of as a result of using mobile phones without fully recognizing the increased volume and frequencies to use packet communication, as our handsets and services became more sophisticated. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. Further, there are a variety of issues concerning the possession of mobile phones by children in elementary and junior high schools, and discussions concerning whether our access restriction service to harmful web sites (“Filtering service”), which applies basically to subscribers under 20 years of age as the enforcement of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, is sufficient and accurate. These issues may similarly damage our corporate image.

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

Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

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

However, in the event an information leak occurs despite these security measures, our credibility and corporate image may be significantly damaged and we may experience an increase in cancellation of subscriber contracts, an increase in indemnity costs and slower increase in additional subscriptions, and our financial condition and results of operations may be adversely affected.

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

Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

We have built a nationwide network including base stations, antennas, switching centers and transmission lines and provide mobile communication service using this network. In order to operate our network systems in a safe and stable manner, we have various measures in place such as multiple systems. However, despite these measures, our system could fail for various reasons including malfunctioning of hardware, natural disasters such as earthquakes, typhoons and floods, power shortages, terrorism and similar phenomena and events, and shortages in personnel to operate and maintain network equipments due to the spread of a highly contagious and dangerous disease. These system failures can require an extended time for repair and as a result, may lead to decreased revenues and increased repair costs, and our financial condition and results of operations may be adversely affected.

There have been instances in which tens of millions of computers worldwide were infected by viruses through the Internet. Similar incidents could occur on our mobile communication network. If such a virus entered our network or handsets through such means as hacking, unauthorized access, or otherwise, our system could fail and our mobile phones become unusable. In such an instance, the credibility of our network and customer satisfaction could decrease significantly. Although we have enhanced our security systems to block unauthorized access and remote downloading in order to provide for unexpected events, such precautions may not make our system fully prepared for every event. Moreover, our network could be affected by software bugs, incorrect equipment settings and human errors which are not the result of malfeasance, but also cause system failures or breakdowns.

In addition, a natural disaster or the spread of a highly contagious and dangerous disease could force the temporary closure of sales outlets. In such a case, we would lose the opportunity to sell or provide goods and services, and we might not be able to respond appropriately to subscription applications and requests from subscribers including after-sales service, and this might damage our corporate image and credibility and lower customer satisfaction.

In the event we are unable to properly respond to any such events, our credibility or corporate image may be reduced, and we may experience a decrease in revenues as well as significant repair costs, which may affect our financial condition and results of operations.

Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

Media and other reports have suggested that electric wave emissions from wireless handsets and other wireless equipment may adversely affect the health of mobile phone users and others by causing cancer and vision loss and interfering with various electronic medical devices including hearing aids and pacemakers, and also may present increased health risks for users who are children. While these reports have not been conclusive, and although the findings in such reports are disputed, the actual or perceived risk of wireless telecommunication devices to the health of users could adversely affect our corporate image, financial condition and results of operations through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber and introduction of new regulations, restrictions, or litigation. The perceived risk of wireless devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will demonstrate that there is no interrelation between electric wave emissions and health problems.

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

As of March 31, 2010, NTT owned 66.43% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests, which may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2010, NTT owned 66.43% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 144,340,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our Articles of Incorporation, Regulations of the Board of Directors and the Corporation Law of Japan (Kaishaho) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. Our dividend payout practice is no exception. While we may announce forecasts of year-end and interim dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of our shareholders. If the shareholders adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by our Articles of Incorporation. However, such a resolution of our shareholders is usually made at an ordinary general meeting of shareholders held in June. The payment of interim dividends requires a resolution of our board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by our Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until after September 30.

Shareholders of record as of an applicable record date may sell shares after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, our shareholders of record on record dates for year-end or interim dividends may not receive the dividend they anticipate.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a joint stock corporation incorporated and registered under the Japanese Law in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO,

INC. since June 2010). Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group constitutes one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the Ministry of Posts and Telecommunications, we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region which remained with us) to our eight regional subsidiaries. However, the other eight regional subsidiaries were merged into our company as the surviving company in July 2008.

The following list shows our corporate organization and includes our subsidiaries and affiliates as of March 31, 2010.

Percentage
Name	voting interest

Service Subsidiaries*; 26
DOCOMO Business Net Inc.	100%
DOCOMO Engineering Chugoku Inc.	100%
DOCOMO Engineering Hokkaido Inc.	100%
DOCOMO Engineering Hokuriku Inc.	100%
DOCOMO Engineering Inc.	100%
DOCOMO Engineering Kansai Inc.	100%
DOCOMO Engineering Kyushu Inc.	100%
DOCOMO Engineering Shikoku Inc.	100%
DOCOMO Engineering Tohoku Inc.	100%
DOCOMO Engineering Tokai Inc.	100%
DOCOMO I Kyushu Inc.	100%
DOCOMO Mobile Inc.	100%
DOCOMO Mobile Tokai Inc.	100%
DOCOMO Mobile Media Kansai Inc.	100%
DOCOMO Service Chugoku Inc.	100%
DOCOMO Service Hokkaido Inc.	100%
DOCOMO Service Hokuriku Inc.	100%
DOCOMO Service Inc.	100%
DOCOMO Service Kansai Inc.	100%
DOCOMO Service Kyushu Inc.	100%
DOCOMO Service Shikoku Inc.	100%
DOCOMO Service Tohoku Inc.	100%
DOCOMO Service Tokai Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries; 99
DOCOMO.COM, INC.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
DOCOMO Communications Laboratories USA, Inc.	100%
DOCOMO interTouch Pte. Ltd.	100%

Percentage
Name	voting interest

DOCOMO PACIFIC, INC.	100%
D2 Communications Inc.	51.0%
net mobile AG	81.5%
NIPPON DATA COM Co., Ltd.	66.2%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
and other subsidiaries
Affiliates; 25
Avex Broadcasting & Communications Inc.	30.0%
Axiata (Bangladesh) Limited	30.0%
Hutchison Telephone Company Ltd.	24.1%
FeliCa Networks, Inc.	38.0%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	14.3%
Sumitomo Mitsui Card Company, Limited.	34.0%
Tower Records Japan Inc.	42.1%
Tata Teleservices Limited	26.5%
ZENRIN DataCom CO., LTD.	20.6%
and other affiliates

*	These service subsidiaries provide operational services such as engineering and support services to NTT DOCOMO, INC.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures or any significant divestitures currently being made.

B.	Business Overview

1.	Overview

We are a mobile telecommunication services provider belonging to NTT group whose parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). The total number of subscriptions to our cellular services (FOMA and mova) was approximately 56.08 million and our domestic market share was 50.0% as of March 31, 2010.

As the Japanese mobile communication market has continued to mature in line with the rise in penetration rate, we are shifting from a strategy that emphasizes the acquisition of new subscribers to one that prioritizes our relationship with existing customers and are working to raise the brand loyalty of those customers and to secure a base for stable income. In addition, with the diversification of the sense of values and sophistication of the needs of our customers, in April 2008 we unveiled our new corporate brand and the “New DOCOMO Commitments,” which sets forth four commitments for reforming our company.

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

Under our new action plan established in October 2008, “DOCOMO’s Change and Challenge to Achieve New Growth,” we have been directing our efforts to the promotion of music and video services directed towards expanded subscribers’ usage of packet communications; the personalization of services and functions to match customers’ lifestyles and needs; the provision of social support services directed towards sustainable growth of society, such as environment and ecology, and safe and security; and the provision of convenient and easy-to-use services tailored to customer needs through the convergence between mobile phones and a variety of life tools, and other services that take advantage of mobile phone characteristics. We provide handsets that are compatible with this extensive range of services and contents, and we provide a handset lineup tailored to diversifying customer values and lifestyles.

We are putting efforts into improving the quality of our networks to ensure that customers can use the services we provide comfortably and stably. In addition to quality improvements of FOMA network, we made efforts in expanding FOMA coverage areas, and in December 2008 achieved 100% population coverage of high-speed FOMA. We are also making efforts so that customers can utilize a maximum download speed of 7.2 Mbps*, to enjoy a rich variety of content such as music and video.

We conduct cutting-edge research and development both in and outside of Japan in fields such as network, wireless and multimedia. The DOCOMO R&D Center, established in Yokosuka Research Park to assist us in our research and development of advanced technology, is striving to further expand mobile communication services and is engaging in the development of LTE, as well as in fundamental research for 4G.

*	The maximum downlink data rate of 7.2 Mbps represents the maximum data rate based on technical standards, and is not the actual data rate achievable.

2.	Wireless Communication Services

We offer wireless voice and data communication services on networks that are accessible by the entire population in Japan. We offer a variety of services to support our subscribers’ needs for wireless voice and data communications. In addition to the cellular voice services, we are increasingly focusing on mobile multimedia services, such as i-mode. Further, we are aiming to enhance the personalization of services, our social support services and convergence services leveraging unique mobile properties such as real-time immediacy, personal authentication, and location capabilities.

For the year ended March 31, 2010, our cellular services, including associated equipment sales, which are our core business, accounted for approximately 97.3% of our consolidated operating revenues. We offer FOMA services, on our 3G network, with voice and high-speed data communications which are compatible with various services such as videophone and video content downloading. We also offer mova services on our 2G network, compatible with voice and data communications.

In order to improve convenience for our subscribers and to expand usage and increase profits, we are providing various additional services and features.

Cellular Services

• Cellular (FOMA) Services

FOMA services are our third generation, or 3G, wireless voice and data communication services. FOMA services use advanced technology which allows us to offer faster and higher quality services to our customers. As of March 31, 2010, subscriptions have become approximately 53.2 million. Moving toward the scheduled termination date of mova services in March 2012, we will promote further migration of our mova subscribers to FOMA services.

Our basic strategy is to expand our FOMA services. We believe that our FOMA services are well-suited for both individual users and business users because of FOMA’s advanced features, including clear voice quality, high data communication speed, video communication capabilities, and diversified billing plans for packet communication.

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

• Cellular (mova) Services

Our 2G mova services are still offered on our nationwide 800 MHz digital network. However, given that mova subscriptions have been steadily decreasing, we have decided to discontinue mova services on March 31, 2012 and concentrate on our popular 3G service, FOMA. We ceased accepting new mova subscriptions on November 30, 2008. Further, we terminated our cellular services using the 1.5 GHz radio band (City Phone services) on June 30, 2008.

• Revenues and Tariffs for Cellular Services

Our cellular revenues are generated primarily from basic monthly plan charges, usage charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Act and government guidelines, which currently allow mobile network operators to set their own tariffs without government approval.

Over the past few years, as the competition for acquiring subscribers has increased, tariff rates have been significantly reduced. Currently, our cellular subscribers pay (i) an activation fee of ¥3,150 (including tax), (ii) a fixed monthly plan charge based upon the “plan” chosen, (iii) usage or per call charges which vary according to duration and the particular plan chosen and (iv) additional monthly service fees for miscellaneous value-added services, etc.

One of our basic strategies has been to focus on offering subscribers simple and easy-to-understand rate plans and discount services tailored to their usage patterns. As a result, we offer a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of free minutes per month for fixed rates. The amount of free minutes can be applied to FOMA and mova subscribers with the “Two-Month CarryOver” service, which allows automatic carryovers of up to two months, and can be credited against telephone calls, packet communication, video phone (FOMA), SMS (FOMA), short mail (mova), and international communications. Additionally, we offer various discount services, including discounts for families and heavy-volume user discounts. The amount of free minutes will not change even after the discounts are applied to monthly charges.

In November 2007, in conjunction with the introduction of the new handset purchase method “Value Course,” we began offering the new “Value Plan,” which applies to subscribers who have chosen the “Value Course.” In exchange for payment of initial handset costs, a subscriber will be eligible to select the less expensive “Value Plan” under which basic monthly charges (prior to application of other discounts) will be ¥1,680 lower (including tax) with the exception of certain plans than standard plans. In March 2010, the number of subscribers of the “Value Plan” exceeded 30 million.

We offer a “Family Discount” service, which is available for families with two to 10 subscriptions. In August 2007, we began offering “Fami-wari MAX 50,” which offers subscribers who commit to a two-year contract of a “Family Discount” service of an immediate 50% discount to basic monthly charges, regardless of period of continuous usage. In addition, in April 2008, for FOMA subscribers who have contracted for the “Fami-wari MAX 50” service, domestic call among members of the same “Family Discount” group, which had been subject to a 30% discount, became free of charge for 24 hours a day.

In August 2007, we also launched “Hitoridemo Discount 50,” a discount service for subscribers who do not use the “Family Discount” but have a single subscription. With this service, subscribers committing to a two-year contract will immediately receive a 50% discount on basic monthly charges.

In June 2007, for our corporate customers, we began offering the “Office Discount” service. Corporate customers which have between two and 10 subscriptions under the same corporate name are eligible for a 25% discount on basic monthly charges and a 30% discount on intra-group communication charges. In September 2007, for subscribers contracting under a corporate name who commit to a two-year subscription, we began offering a new discount service called “Office-wari MAX50,” which offers an immediate 50% discount on basic monthly charges. In June 2008, we expanded discounts for corporate customers subscribing to FOMA services with the “Office Discount” and “Office-wari MAX 50” services. Under the expanded discounts, domestic calls among “Office Discount” group employees are free (formerly discounted by 30%) for 24 hours a day.

We believe that our various and comprehensive plans, prices and discounts have helped us remain competitive in retaining existing subscribers and attracting new subscribers. Going forward, we will continue to provide simple and comprehensive fee structures for customers.

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

As of March 31, 2010, the number of i-mode subscriptions reached 48.99 million and the number of i-mode portal menu sites had reached 20,765 (FOMA only).

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

For FOMA subscribers with i-mode services, we offer “i-channel”, a service that automatically delivers and displays the latest information such as news, weather, entertainment, sports, horoscopes, and more. The number of subscribers to this service reached 16.82 million in March 2010.

The number of subscribers to the “i-concier” service, which was launched in November 2008 and which enables cellular handsets to act as a concierge by assisting customers in their daily lives, reached 4.2 million at the end of March 2010. In November 2009, the “i-concier” service became compatible with the “Auto-GPS” handset function, which regularly measures a subscriber’s position information and provides it to us and service providers automatically, enabling the provision of information linked to the subscriber’s location. In this and other ways “i-concier” service has become more convenient for subscribers.

We have been working on enhancing video services with the aim to further expand the mobile video content market. We formed the joint venture Avex Broadcasting & Communications Inc. with Avex Entertainment Inc. in April 2009, and launched the video service “BeeTV” in May 2009.

Improvement of i-mode convenience

We are directing efforts towards facilitating the visualization of menu pages as well as enhancing and improving the usability of search services in order to provide even greater convenience for i-mode customers.

In May 2009, we launched “My Link,” an online bookmark function and “My News,” a web-based RSS reader that displays updated information of certain iMenu sites according to subscribers’ requests. In March 2010, “My Menu” and “My Box” of iMenu services were merged into “My Page,” where personalized information of subscribers could be accumulated. These advances in personalization of services offer subscribers greater convenience in use.

We plan to further personalize services and features to match the lifestyles and needs of individual customers and to continue adding new and attractive i-mode services in the future.

We are proactively engaging in the creation of a secure and comfortable environment where customers can use i-mode services.

With respect to access restriction services (filtering services)*, from November 2009, we began offering “Web Restricted Menu” primarily to subscribers of “Web Restrictions” targeted for young elementary school children, which replaces the standard iMenu and offers only a minimal number of links, such as the “Disaster Message Board” and “My Page.” In addition, we decided to enhance the functions of “Access Restriction Customize” from April 1, 2010, by providing a “Time Settings” function that allows children’s use of their phones to be restricted by one-hour units. Moreover, in response to the implementation of the Law to Promote a Healthful Internet Environment for Youth, on April 1, 2009, we are actively promoting new subscribers for i-mode services to use this access restriction services when they sign up.

*	Services that restrict access to harmful sites, including “Kids i-mode Filters” which allows access only to i-mode menu sites, other than “gravure picture” sites and community sites, and “i-mode Filters” which allows access to public sites other than the sites such as dating sites, illegal sites and community sites.

• i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit, not for the length of airtime or the distance over which the data are transmitted. Our billing plans for i-mode services include a usage-based plan with no upper limit on charges and flat rate plans that offer unlimited access to i-mode services with a certain upper limit.

The use of i-mode incurs a monthly fee of ¥315 (including tax), in addition to the standard monthly charges of voice services for FOMA and mova. Besides communication charges, subscribers are required to pay information charges to content providers when they subscribe certain i-mode sites. We bill subscribers on behalf of content providers for content provider fees together with communication charges, and we charge content providers for a commission of our billing and collection services.

In order for customers to use the services without worrying about the monthly charges, and to provide new value and expand the usage of i-mode, since June 2004 we have been providing a packet flat-rate service called “Pake-hodai,” which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥4,095 (including tax), for users of our FOMA i-mode service.

In October 2008, to expand subscribers’ usage of packet communications, we introduced the new “Pake-hodai double,” a two-tiered flat-rate services that feature variable monthly fees based on usage volume. “Pake-hodai double” is an unlimited domestic i-mode communication service with fees starting at ¥1,029 per month (including tax). While the monthly fee varies according to usage volume, the maximum fee is ¥4,410 (including tax). With the introduction of these flat-rate services, we stopped accepting new subscriptions for the “Pake-hodai” services in December 2008. Also, in August 2009, we reduced the minimum monthly fee to ¥390 (including tax) so that customers who rarely use packet communications will be able to use “Pake-hodai double.” Moreover, in December 2009, we launched “Mail Tsukai-hodai”, whereby users, by subscribing to a special payment plan “Type Simple (value)” and “Pake-hodai simple” and paying i-mode usage charges, can send i-mode e-mails in Japan free of charge regardless of the destination e-mail address or whether photos, videos, or other files are attached.

• Data Communication Services

We are also making efforts in data communication services for PCs. Because of the increased demand for second subscription from PC data cards, in addition to our lineup of card-type and USB-type terminals, we are enhancing our lineup of PCs with built-in modules with the cooperation of PC manufacturers.

• Fees for Data Communication Services

We introduced two flat-rate plans, “Flat-rate Data Plan 64K” and “Flat-rate Data Plan HIGH-SPEED” in October 2007, so that our subscribers could use in mobile data communication without worrying about over communication charges. “Flat-rate Data Plan HIGH-SPEED” offers at monthly charges starting at ¥4,200 (including tax) and going up to ¥10,500 (including tax), unlimited domestic mobile data communication. “Flat-rate Data Plan HIGH-SPEED” is capable of data communication at a speed of up to 7.2Mbps for downlink, and provides a better environment for mobile data communication.

In addition, in March 2008, we began applying a new handset purchase method “Value Course” to exclusive devices for FOMA data communication, and offering a new rate plan “Value Plan” for use with the “Value Course.” Under this purchase method, when a subscriber purchases a FOMA N2502 HIGH-SPEED, exclusive FOMA data communication handset, or later model, that subscriber is eligible to select the “Value Plan,” under which basic monthly charges (prior to application of other discounts) is ¥735 lower (including tax) than in standard data plans. In September 2008, for subscribers of “Flat-rate Data Plan HIGH-SPEED” and “Flat-rate Data Plan HIGH-SPEED with Value Course,” we launched the “Flat-rate Data Discount” service which allows subscribers who commit to a two-year contract to receive a discount of up to ¥3,780 on basic monthly charges, with a maximum monthly charge of ¥5,985 when the “Value Plan” is applicable. Further, starting in July 2009, we offer a new plan called “Flat-rate Data Plan Standard” and a discount service “Flat-rate Data Standard Discount.” When the “Value Plan” is applied, subscribers are able to use this plan at monthly charges, starting at ¥1,000 (including tax). With such plans and services, we believe we have achieved a customer-friendly rate structures for mobile data communications, as well as rates for our cellular phone services and i-mode services.

• Fees in the case of using combination of i-mode Services and Data Communication Services

From June 2010, We reduced the maximum monthly charge for packet communications, which includes the usage in Wi-Fi access-point mode*, with a PC or other device, under “Pake-hodai double” and “Pake-hodai simple” flat-rate data service to ¥10,395 (including tax), down from ¥13,650 (including tax).

*	A capability to allow mobile phones to be used as mobile Wi-Fi routers.

• Smartphone Services

We are aware that the smartphone market is expected to expand moving forward. To widen the user base, we implemented easy-to-use payment plans and enhanced the terminal lineup. In April 2010, we launched the “DOCOMO Market” portal site for smartphones that showcases appealing content and applications, to enable even novice users to use smartphones with more convenience and ease.

• Fees for Smartphone Services

In April 2007, we launched “Biz-hodai,” which enables smartphone users to use packet communications at a flat rate. In October 2008, we launched “Biz-hodai double,” a new packet flat-rate service in which the monthly flat fee changes according to the usage amount to enable customers to use the service without worrying about the charges. “Biz-hodai double,” starting at ¥490 (including tax) a month, is a flat-rate packet service for smartphones offering unlimited non-i-mode packet communications in Japan (excluding communications using PCs) with a monthly upper limit of ¥5,985 (including tax). In August 2009, we lowered the minimum flat-rate monthly charge to ¥390 (including tax).

In April 2010, we merged “Biz-hodai double” with “Pake-hodai double.” Accordingly, flat-rate packet services that differed depending on the handsets used now have a simpler and easier-to-understand fee structure, and customers using both i-mode compatible mobile phones and smartphones can use them without worrying about the charges.

• ISP Services

We offer the “mopera U” Internet connection service for data cards and smartphones. With the “mopera U” service, users can easily access the Internet by connecting their FOMA handsets to their PCs, with one subscription covering everything from mobile phones to broadband and enabling use of Internet and e-mail. In November 2009, we lowered the rates for subscribers to flat-rate data plans, to ¥525 (including tax) a month.

Our subscribers can choose a “DOCOMO Public Wireless LAN” service that provides high-speed large-capacity communication at speeds of up to 54Mbps as an option under the “mopera U” service. With respect to area development, as of the end of March 2010, the number of access points increased to approximately 6,660, and we will continue to develop areas to meet the needs of customers. Subscribers to the “DOCOMO Public Wireless LAN” service can easily browse streaming videos and transfer FTP files in the coverage areas such as in airports, train stations, and cafes.

• Module Services

As part of our endeavor to promote mobile multimedia services, we have provided the module services since July 2004 to address the increase in machine communication services. Embedded modules will lead to a broad range of uses such as automobile fleet management, wireless credit card settlement systems, and telemetric systems enabling automatic inventory checks between vending machines and service centers. These modules contribute to our strategy of broadening the scope of mobile communication. FOMA ubiquitous modules are used mainly in machine communications. We offer a ubiquitous plan for low-rate services for users with low-traffic needs.

In July 2009, we launched a digital photo frame (“OTAYORI PHOTO PANEL”), which uses a FOMA ubiquitous module. At the same time, we launched the “Otayori Photo services,” which allows users, just by sending an e-mail with a photo attached from a mobile phone or PC, to display the photo in a OTAYORI PHOTO PANEL even from a remote location.

As of March 31, 2010, there were approximately 1.08 million subscriptions to the FOMA ubiquitous services and approximately 0.52 million subscriptions to DoPa services. In order to focus management resources on FOMA services (our 3G communication services), we ceased accepting new subscriptions for DoPa single packet services for 2G communication services in September 2008. We have determined to terminate DoPa services in March 2012.

• MyArea Services

In November 2009, we launched the “MyArea” service that, with the installation of compact femtocell base transceiver stations in homes and the building of dedicated home use FOMA area, provides stable and high-speed packet communication, and the “Imasuka” function. The “MyArea” service is ¥980 (including tax) a month. The “Imasuka” function sends notifications to a selected email address when entrance into or exit from a subscriber’s personal FOMA area is detected.

• International Calling Service and International Roaming Service

“WORLD CALL,” our international calling service, is a service that allows customers to make international phone calls to 240 countries and regions (as of March 31, 2010) from their mobile phones. As of March 31, 2010, FOMA subscribers were able to make international videophone calls via our 3G network to 3G subscribers in 50 countries and regions.

With “WORLD WING,” our international roaming service, customers are able to use the DOCOMO mobile phones that they use in Japan, with the same phone numbers and i-mode mail addresses, in the service areas of overseas mobile network operators with which we have partnerships. Most of the handsets we currently offer are 3G + GSM compatible or 3G compatible, enabling customers to use their phones overseas. “WORLD WING” users are able to make and receive phone calls with the same FOMA phone numbers in 207 countries and regions, and access i-mode packet communication in 156 countries and regions as of March 31, 2010.

In April 2006, we formed an alliance in the Asia-Pacific region with a total of six mobile network operators, including Far EasTone Telecommunications Co Ltd. (operating region: Taiwan), Hutchison Telecommunications (Hong Kong) Limited (operating region: Hong Kong and Macao), KT Corporation (operating region: South Korea), PT Indosat Tbk (operating region: Indonesia), and StarHub Ltd. (operating region: Singapore), to enhance each member’s competitiveness in international roaming and corporate mobile services. In December 2006, Smart Communications, Inc. (operating region: the Philippines) joined the alliance, and it was officially named the Conexus Mobile Alliance (“Conexus”). In addition, with Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited (operating region: India, both) joining the alliance in November 2007 and True Move Company Limited (operating region: Thailand) doing so in June 2008, and Vietnam Telecom Services Company (operating region: Vietnam) in November 2009, Conexus became one of the largest mobile network operator alliances in the Asia-Pacific region with approximately 260 million subscribers in 13 countries and regions including Guam and the Northern Mariana Islands.

• Services for Corporate Customers

We consider the corporate market as a field in which we have substantial room for growth. We have achieved solid results and established strong reputation in the corporate market to date. We have been bolstering initiatives, by drawing on the strength that make up the foundation of our progress such as the diversity of our services, our robust security management structure and our reliable infrastructure.

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

In August 2006, we launched the “Business mopera Anshin Manager” service which is a remote control service for mobile phones and expanded the Business mopera network lineup of network services for corporate customers. We added a browser use restriction function and simultaneous transmission function in January 2007, expanded the number of browser restricted URLs in September 2007, added subgroup settings and common manager settings in March 2008, and added remote initialization and remote customization functions in November 2008. In January 2009, we began the “Business mopera Command Direct” service so that mobile phones can be directly managed and restricted by customers.

In June 2007, as a part of the “OFFICEED” service menu, an internal communication service for corporate customers, we launched the “OFFICEED-PBX Connection Service,” which achieves communication between FOMA handsets and internal telephone lines by connecting “OFFICEED” and the PBX, enabling FOMA handsets to serve as cordless internal telephones.

In April 2007, for the “Business mopera IP Centrex” service, which is a service for corporate customers that enables users to make internal or outbound IP telephony calls via IP Centrex devices on DOCOMO networks without the need for an in-house IP-PBX, we began providing new plans and expanded functions, including soft phone and fixed IP phone compatibility. In addition, in June 2008, we launched “IP Centrex One Number,” a Fixed

Mobile Convergence (“FMC”) service which enables users to make and receive calls with a single number (090 or 080) in both FOMA and Office areas (IP Centrex area).

We have been establishing structure that ensures contact with every customer, proposing of attractive solutions, and expanding B2B2C businesses. We achieved the No. 1 ranking in the “J.D. Power Asia Pacific 2009 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index Studysm”.

Disclaimer: J.D. Power Asia Pacific 2009 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index Studysm. Study based on a total of 3,309 responses from 2,632 companies with 100 or more employees (up to two responses from one company) about telecommunications firms who supply a mobile telephone/PHS service. (www.jdpower.co.jp)

• Satellite Mobile Communication Services

We provide satellite mobile communication services for communications in case of emergencies, in mountainous areas and aboard ships. The service area covers the entire territory of Japan and its surrounding waters for roughly up to 200 nautical miles from the coastline. Currently the satellite mobile communication network uses two communication satellites, N-STARc and N-STARd. Satellite mobile communication services can be used for voice, fax, and packet communication. We had approximately 39,500 subscriptions to the services as of March 31, 2010. The services can be used for high-speed packet communication (maximum 64 Kbps downlink and 4.8 Kbps uplink) and a variety of communication services are offered including Internet connectivity and telemetering.

In April 2010, we launched a new satellite communication service (WideStar II), as well as a portable satellite terminal, the 01. WideStar II is a new and faster satellite transmission system, that enables an expanded range of usage for data transmission, including video image transmission, Internet and telemetry, by offering packet communication (maximum uplink 144 kbps, and maximum downlink 384 kbps) far faster than standard packet communication.

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

• Cellular Subscribers

The number of our subscriptions including FOMA and mova services has grown by approximately 1.48 million in the most recent fiscal year to approximately 56.08 million as of March 31, 2010, which represents a market share of 50.0%, a 0.8 point decrease from March 31, 2009. We believe that our cellular subscriber growth has been attributable primarily to (i) nationwide growth and popularity of cellular services, (ii) marketing from the customers’ perspectives, (iii) enhanced customer service, (iv) significant declines in tariffs and our competitive pricing, (v) our reputation for quality products and services and (vi) the introduction of new, value-added cellular services such as i-mode. As a result, the number of FOMA subscriptions increased and was approximately 53.2 million as March 31, 2010. Further, we successfully maintained our churn rate at the low level of 0.46% in the fiscal year ended March 2010.

Subscription growth for i-mode services in the four fiscal years ended March 31, 2010 was approximately 2.63 million. The DOCOMO cellular subscription numbers, including i-mode subscription numbers, for the fiscal years ended March 31, 2007, 2008, 2009 and 2010 are as follows:

	Year ended March 31,
	2007	2008	2009	2010
		(in thousands)

Cellular subscriptions(1)	52,621	53,388	54,601	56,082
FOMA subscriptions	35,529	43,949	49,040	53,203
mova subscriptions	17,092	9,438	5,560	2,879
i-mode subscriptions	47,574	47,993	48,474	48,992
FOMA subscriptions	34,052	41,213	44,853	47,330
mova subscriptions	13,522	6,780	3,621	1,661
DOCOMO estimated market share of total subscriptions	54.4%	52.0%	50.8%	50.0%
DOCOMO subscription growth rate	2.9%	1.5%	2.3%	2.7%
Average monthly churn rate(2)	0.78%	0.80%	0.50%	0.46%

(1)	The number of cellular subscriptions includes Communication Module Services subscriptions.

(2)	In general, the term “churn rate” is defined as the level of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscriptions* from April to March.

*	active cellular subscriptions = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

• Cellular Phone Service Usage

We track subscriber usage of our cellular services with two measures, MOU and average monthly revenue per unit (“ARPU”). MOU measures the average monthly amount of connection time per subscription basis. ARPU measures the average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges from designated services that are charged consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impacts of changes in our billing arrangements. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.

MOU (FOMA+mova) slightly decreased to 136 minutes per month for the year ended March 31, 2010 from 137 minutes in the prior fiscal year. Billable MOU (FOMA+mova) decreased to 118 minutes in the year ended March 31, 2010 from 124 minutes in the prior fiscal year, which is due to the increased calls in using free communication allowance caused by the penetration of the Family Discount plan.

The average monthly ARPU for one subscriber (FOMA + mova), which was ¥5,710 in the year ended March 31, 2009, fell by ¥360 to ¥5,350 for the year ended March 31, 2010.

Aggregate ARPU (FOMA + mova) continues to decline moderately because of rate reductions and changes in usage patterns. During the period from the beginning of the year ended March 31, 2009 to the end of the year ended March 31, 2010, voice ARPU declined while data ARPU increased slightly. The reasons for the decline in voice ARPU include rate reductions (expansion of basic charge discounts as a result of expansion of family discounts, the introduction of new handset purchase methods, and the expansion of “Long-Term Subscriber Discount”) and changes in customer usage patterns (declining MOU and optimization of rate plans). Meanwhile, usage of data services such as i-mode is increasing, and the data ARPU is increasing steadily.

The following tables set forth selected information concerning MOU and ARPU data for our cellular services in three categories, (FOMA + mova), (FOMA) and (mova):

MOU and APRU (FOMA + mova)

	Year ended March 31,
	2008	2009	2010

MOU (FOMA+mova) (minutes)	138	137	136

Billable MOU (FOMA+mova) (minutes)	—	124	118

Aggregate ARPU (FOMA+mova)	¥6,360	¥5,710	¥5,350
Voice ARPU (FOMA+mova)	4,160	3,330	2,900
Packet ARPU (FOMA+mova)	2,200	2,380	2,450
i-mode ARPU (FOMA+mova)	2,170	2,340	2,380

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

No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of No. of active subscriptions* for each month from April to March

*	Active subscriptions for each month = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

MOU and ARPU (FOMA)

	Year ended March 31,
	2008	2009	2010

MOU (FOMA) (minutes)	156	148	142

Aggregate ARPU (FOMA)	¥6,990	¥6,010	¥5,480
Voice ARPU (FOMA)	4,340	3,360	2,900
Packet ARPU (FOMA)	2,650	2,650	2,580
i-mode ARPU (FOMA)	2,610	2,590	2,500

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

No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of No. of active subscriptions* for each month from April to March

*	Active subscriptions for each month = (No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month)/2

MOU and ARPU (mova)

	Year ended March 31,
	2008	2009	2010

MOU (mova) (minutes)	82	63	51

Aggregate ARPU (mova)	¥4,340	¥3,750	¥3,460
Voice ARPU (mova)	3,590	3,090	2,870
i-mode ARPU (mova)	750	660	590

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

• Billing and Collection

We bill each of our subscribers on a monthly basis and subscribers may pay their bills by automatic withdrawal from a bank or other financial institution account, by credit card, or in person at any number of locations such as “docomo Shops” or convenience stores. As of March 31, 2010, approximately 84% of subscribers paid by financial institution account transfer or by credit card. In June 2008, we introduced a system, which allows applications for these payment methods to be registered online, to mass merchandisers and general distributors to increase convenience of customers. We also provide the “e-billing” service that sends the bills to customers using electronic media instead of paper invoices, which contributes to the environmental preservation.

As of March 31, 2010, the rate of collection for issued bills within 60 days from the payment due date was 99%. To limit the ratio of nonperforming receivables, we closely monitor subscribers with large outstanding amounts or in arrears, and if outstanding amounts exceed a certain level within a billing cycle, we send the subscribers frequent notices or take measures for earlier billing. Further, we suspend the services to subscribers who do not pay within 20 to 30 days after the initial due date and also cancel the contracts of customers who do not pay within 60 days.

Other Revenues

• Revenues at Subsidiaries

We are taking the initiative to create new businesses which we can create synergies with. As a part of this strategy, we invested in the home shopping services company OAK LAWN MARKETING (“OLM”) in April 2009.

OLM has broad knowledge and strong product procurement capabilities in home shopping businesses in the US market, product development and improvement know-how, video production know-how and marketing ability for generating a high response rate; whereas we have the mobile phone service technology and know-how. Our affiliation with OLM enables us to utilize the know-how and the spread and expansion of e-commerce and home shopping businesses.

• Mobile Phone Protection & Delivery Service

To enable our subscribers to use our services comfortably, we are making efforts to further enhance and strengthen our after-sales services.

As part of these efforts, we now offer to docomo Premier Club members who use FOMA, the Mobile Phone Protection & Delivery Service. If a mobile handset is lost, stolen or damaged by water or otherwise becomes unusable, a replacement handset will be delivered directly to the customer. The Mobile Phone Protection & Delivery Service, which requires payment of ¥5,250 (including tax) each time the service is used in addition to the monthly fee of ¥315 (including tax), has been extremely popular with subscribers, who can use their mobile phones comfortably.

• Credit Business

Many of our mobile phones come equipped with the “Osaifu-Keitai” (Mobile Wallet) function, which uses cards with contactless IC chips.

iD

The credit brand “iD,” which enables users to make credit card payments using the “Osaifu-Keitai” service, is a settlement platform that enables a user, simply by holding the “Osaifu-Keitai” over a specialized terminal installed in stores (reader/writer), to make a speedy credit settlement without the need for signing on a credit card slip. It can be used for both small and large purchases, and comes with a number of security features to prevent unauthorized use, so that it can be used with peace of mind and safety.

We are promoting the “iD” as a settlement platform to credit card issuers, who can offer card members credit settlement services combining conventional plastic cards and use of iD with the “Osaifu-Keitai.”

The number of subscribers exceeded 10 million in December 2008 and reached 14.2 million at the end of March 2010. The number of stores where “iD” can be used continues to increase steadily, as we give priority to the installment in shops that play an important role in customers’ day-to-day lives. As of the end of March 2010, the number of the readers/writers reached 440,000 units. Going forward, we intend to continue providing an open “iD” platform to credit card issuers.

In February 2007, we agreed to establish a new company with McDonald’s Holdings Company (Japan), Ltd. (“McDonald’s”) to jointly promote e-marketing with a focus on “Osaifu-Keitai.” In conjunction with this tie-up, we jointly formed a new company, The JV, Ltd., in July 2007 to plan and implement promotional activities targeting members of McDonald’s new membership club. This company, which merged McDonald’s and DOCOMO’s respective customer bases, brands, and business know-how in the restaurant and mobile phone businesses, provides customers with “Value,” “Convenience,” and “Fun,” by proposing new lifestyles to be achieved through e-marketing focusing on the “Osaifu-Keitai.” As a result of these efforts, in August 2009, “iD” was introduced and installed at all McDonald’s shops throughout Japan.

With a goal of further increasing customer convenience, we have formed business alliances with the LAWSON and Family Mart convenience store chains. As part of this operational alliance, all stores in these chains have introduced payment services that use “iD” mobile credit. We also reached agreement on having “iD” available at Seven-Eleven stores across Japan starting in July 2010. Now “iD” will be available in virtually all major convenience stores in Japan.

We aim to expand the range of locations in which the “Osaifu-Keitai” through the “iD” is used and bring up mobile phones as “Seikatsu Keitai,” that is, even more fully integrated into the daily lives of our subscribers.

DCMX

In April 2006, as the credit issuer using mobile credit “iD,” we launched “DCMX mini” and “DCMX” as services adequate for small purchases in order to further enhance the convenience provided by the “Osaifu-Keitai.” In April 2007, we further enhanced our menu of credit services tailored to customers’ spending styles, with the launch of “DCMX GOLD,” which allows for purchases in greater amounts and provides a higher level of customer benefits and rewards. In June 2007, in addition to the DCMX Visa card that we have offered since the launch of the services, we started to issue the DCMX MasterCard, allowing customers, to choose a card from Visa and MasterCard when they sign up for services. As of March 31, 2010, the number of subscriptions reached 11.26 million.

By enhancing these credit businesses, we aim to expand the credit market and acquire a portion of this market, leading to growth in our corporate value.

• System Integration for Corporate

We are directing efforts towards the SI business, which offers corporate customers greater operational efficiency and expanded business opportunities. These solutions can be applied to a variety of business scenarios, including remote access to an enterprise network and security measures.

We are also directing our efforts towards international solutions for corporate customers. We established DOCOMO China Co., Ltd. (“DOCOMO China”) in Shanghai, China in June 2008 to perform marketing activities directed towards corporate customers in China. DOCOMO China provides mobile phone collaborative business solutions and solutions relating to information distribution services for corporate customers as well as support for enhancing customer operating efficiency and business activities in China, the world’s largest mobile communication market.

• Social Platform Services

In addition, with a view towards sustainable social growth, we are developing businesses in fields that have a potential for strong synergy with mobile phones, such as the environment and ecology, safety and security, and healthcare management, and are aiming to create value in new areas. At the current time, however, none of these businesses is of a scale that would have a significant impact on revenues.

3.	Equipment Sales

We offer a wide range of handsets to our subscribers.

In the year ended March 31, 2010, equipment development and sales accounted for 11.8% of consolidated operating revenue. We consider the development and sale of handsets to be critical for our service development and securing of market share.

Manufacturers of our handsets have met our strict quality standards. We also offer a one-year warranty period for all handsets and provide free repairs during this period, except for cases when customers are at fault. Further, software can be updated thorough our network, to enhance customer convenience and operational efficiency.

• Mobile Phone Handsets (FOMA)

We had previously offered a lineup that included the 90X series, which came equipped with the latest functions, the 70X series, which focused on key functions, and concept models, which featured unique characteristics. So that customers can choose according to their values and lifestyles, our handset lineup was renewed in November 2008 to the “docomo STYLE series,” “docomo PRIME series,” “docomo SMART series,” “docomo PRO series” as well as the “Raku-Raku PHONE series.”

Further, we had offered the smartphone as one of the handset lineups of “docomo PRO series.” However, given the rapid growth of the market, we created products that are acceptable to a greater range of users and have a separate brand category for “docomo smartphones” in May 2010.

docomo STYLE series

Starting in November 2008, docomo STYLE series handsets were released, and in the year ended March 31, 2010, 17 models were launched, including the “N-08A” and “SH-05A.” The series was developed under the concept of “distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest ‘look’.”

docomo PRIME series

Beginning in November 2008, docomo PRIME series handsets were released, and in the year ended March 31, 2010, 11 models were launched, including the “P-07A” and “N-06A.” The concept for the series is “full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia.” The series features a number of entertainment functions, including videos and games, and lets users fully enjoy the latest mobile entertainment.

docomo SMART series

Starting in January 2009, docomo SMART series handsets were released, and in the year ended March 31, 2010, four models were launched, including the “N-09A” and “P-09A.” The series was developed under the concept of “sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.” The series is designed for those who want to successfully balance work and private life. The phones are equipped with useful business tools and feature elegant designs.

docomo PRO series

docomo PRO series handsets have been released since November 2008 and five models were launched in the year ended March 31, 2010, including the i-mode models “SH-07A” and “SH-03B,” and smartphone “HT-03A.” The series was developed under the concept of “the most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology.” The series allows customers to use mobile phones comfortably as cutting-edge mobile phones with their own specifications by resemblance to personal computers in terms of operations.

Raku-Raku PHONE series

The series was developed under the concepts of “user-friendliness,” “easy to use,” “easy to see,” and “peace of mind.” In the year ended March 31, 2010, two models were launched, “Raku-Raku Basic II” and “Raku-Raku PHONE 6.”

docomo Smartphones

We have various lineups of Windows OS and Android OS compatible smartphones from a wide range of manufacturers. In April 2010, we launched the Xperiatm handset made by Sony Ericcson Mobile Communications. In July 2009, we also launched the “T-01A,” a stylish and thin Windows Mobile handset. In July 2009, we launched the Googletm “HT-03A,” the first mobile phone in Japan with the Android OS, and in February 2010, “SC-01B,” a Windows Mobile handset for businesses.

Kids’ PHONE

In December 2007, we released “Kids’ PHONE F801i,” with improved reassuring functions such as waterproof and loss-prevention functions. In February 2009, we started selling “Kids’ PHONE F-05A,” with initial settings that are limited to the functions of a security buzzer, calling and GPS but with enhanced functions available to give families peace of mind.

Concept Models

“FOMA D800iDS,” a two-screen handset equipped with a touch panel, was released in February 2007. In June 2008, we released “PRADA Phone by LG,” which was developed by the global brand Prada through collaboration with LG Electronics.

90X Series

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

70X Series

In January 2007, we released the FOMA 703i series, which pursue unique styles such as the world’s slimmest (as of January 16, 2007) handset and collaboration handsets. In July 2007, we released the FOMA 704i series, featuring not only “slim and compact,” but also “One-Seg,” “waterproof” and other functions. In January 2008, we began selling the FOMA 705i series, which is the result of a new approach to design in addition to being slim. As part of this series, “PROSOLID µ (p705iCL)” — which comes installed with numerous business functions — was released in March 2008, and FOMA “SH705iII,” which features clear and audible calls and “One-Seg” and a 3.2 mega-pixel camera with clearly visible characters and screen, became available in April. In July 2008, we launched the FOMA 706i series, which was developed under the concept of individualism and slimness. It features not only a compact design but also functions supporting various customer needs and lifestyles, such as “Extreme Slim One-Seg Phone,” “Waterproof One-Seg,” “Wellness Phone” and “Friendly Phone for Everybody.” The performance of each of these handsets has been further improved.

SIMPURE Series

In June 2007, “SIMPURE L2,” developed in collaboration with a designer, was released as the latest model in the “SIMPURE” series.

Data Communication Devices

In the year ended March 31, 2010, we launched the USB-type data communication device “L-05A,” and the ExpressCard-type data communication device “L-07A,” which are compatible with HSDPA 7.2Mbps and HSUPA 5.7Mbps and achieve a high-speed Internet connection with a simple set-up.

Mobile Wi-Fi Router

A new mobile Wi-Fi mini-router, co-developed by NTT Broadband Platform, Inc. and BUFFALO INC., has begun to be sold at a number of our outlets from June 2010. The mobile Wi-Fi router allows Wi-Fi enabled devices, such as handheld gaming consoles and tablet computers with wireless local area network (“WLAN”) capability, which only used to be used in WLAN coverage area, to connect to the Internet anywhere in our FOMA network.

FOMA Modules

To further promote the spread and development of FOMA Ubiquitous Modules for the built-in market to the machine communication field, we released in March 2007 “FOMA UM01-F,” which supports both FOMA packet communication and voice/packet communication separation control. In June 2009, we launched the FOMA Ubiquitous Module “FOMA UM02-KO,” improving functions and expanding the lineup of FOMA Ubiquitous Modules. Currently, the FOMA Ubiquitous Modules are used for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing content to information posting systems, managing inventory for vending machines and payment using mobile handsets. Further, in order to contribute to the expansion of the machine communications market and to the further spread and development of the telematics field, we launched

“FOMA TM01-SA,” a FOMA telematics module in April 2009. This product can be used for packet communications as well as voice and video phone communications, and is designed for durability, with high vibration-resistance and temperature-resistance properties. Our goal for FOMA Ubiquitous Modules is to provide optimal solutions based on a full understanding of our customers’ needs.

Digital Photo Frames

We offer a digital photo frame (“OTAYORI PHOTO PANEL”) with communication functions whereby photos that subscribers have attached to e-mail or photos posted to the Otayori Photo site can be received by e-mail and displayed.

We launched the “PHOTO PANEL 01” in July 2009 and the “PHOTO PANEL 02” in December 2009.

4.	Marketing

• Sales Channels

We sell our products and services through a vast sales of network covering the entire country. The shops, which deal with our products and services, are operated by various distributors, and as of March 31, 2010, there were 2,390 “docomo Shops” nationwide, which are specialized stores for which we have approved the use of the DOCOMO logo and other trademarks and service marks belonging to us, as well as the use of store exteriors and displays that provide immediate recognition as shops for DOCOMO. These “docomo Shops” are mainly operated by third party distributors who have no equity relationship with DOCOMO. In addition to “docomo Shops,” there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2010, the number of such shops was approximately 5,600 (excluding “docomo Shops”).

One of the major advantages of our large sales network is that it makes it easy for customers to subscribe to our services and purchase products, such as FOMA handsets. As the mobile communication market matures, it becomes more important to acquire and retain customers. To continue acquiring and retaining subscribers, we are engaged in the following sales and marketing strategies: (1) comprehensive brand enhancement from a customer-oriented perspective; (2) improvement of customer retention programs; (3) continuous expansion of service areas and improvement of network quality; (4) increase in traffic by promoting the use of services such as i-mode services; (5) improvement of the quality of our after-sales services; (6) provision of competitive tariffs; and (7) enhancement of handset lineups.

In order to enhance our business activities based on customer needs, we formed the Corporate Branding Division in August 2007 as an entity under the direct supervision of our president. Outside marketing experts were invited to participate in the Division, which directed its efforts towards brand marketing unbound by conventional values. In addition to seeking to further strengthen marketing functions, we also reviewed the role of the corporate brand in the light of the changing market environment. This led to the renewal of the DOCOMO brand and declaration of the “New DOCOMO Commitments,” for reforming our company in April 2008. Under these Commitments, we have thoroughly pursued our customer-based principles and provide each and every customer with the best service along with safety and security in order to transform ourselves to a corporation that exceeds expectations. The functions discussed above are succeeded by Strategic Marketing Department formed by structural reorganization in July 2008.

Moreover, we have employed a new brand statement and a new brand slogan, “Unlimited Potential, in Your Hand,” in an effort to enhance satisfaction of each and every customer and create deeper ties to bring customers continued enjoyment and satisfaction by using DOCOMO products and services. We also launched a new corporate brand logo and corporate color, “DOCOMO red,” which we have been using since July 2008.

• Sales Methods

In November 2007, we started offering new handset purchase methods. Under these purchase methods, customers can choose the “Value Course” or the “Basic Course” based on their needs. The “Value Course” offers lower basic monthly charges than in conventional model and instead customers pay the initial handset purchase costs on their own. The “Basic Course,” which is similar to the conventional model in that initial costs are reduced by our sales incentives to distributors, offers basic monthly charges unchanged from conventional basic monthly charges and lowers initial handset purchase costs, as we pay a portion of (give a discount on) handset purchases in exchange for two-year contracts. Nowadays most customers who purchase new handsets choose the “Value Course.”

Customers who purchased handsets with “Value Course” will receive lower basic monthly charges even after they finish the payment of handsets, so the longer customers use the same handsets, the more they can cut their spending. Under the “Value Course,” customers can choose from either 12- or 24-month installments, in addition to a lump-sum payment.

In Japan, mobile handsets used to be sold with sales incentives to reduce initial costs and make them more affordable for customers, and this sales model contributed significantly to the growth of the mobile phone market. However, as the market has matured, it was necessary to introduce a sales model suitable for the current situation to solve issues such as feelings of unfairness and the lack of transparency.

We feel strongly that the combined elements of our sales network, extensive advertising activities, strong branding power, network quality, competitive billing plans, and after-sales services will enable us to continue acquiring and retaining subscribers.

• Customer Support

In Japan’s mature mobile communication market, we have shifted from a strategy focusing on acquiring new subscriptions to one concentrating on the relationships with existing customers, and have strived to achieve high customer satisfaction. We consider customer support, including after-sales services, to be extremely critical in retaining subscribers and maintaining the high reputation and recognition of the DOCOMO brand. We provide fruitful services to our customers from the time a subscription is made or a handset is purchased at a “docomo Shop” or at other sales channels, and such services are supported by our fully integrated information system. In addition, our Internet site, accessible via mobile phones and personal computers, etc., allows customers to change their services, billing plans and addresses, as well as shop for mobile handsets and accessories 24 hours a day.

Our after-sales services are provided mainly through “docomo Shops”. All “docomo Shops” can deal with repairs. A toll-free number is available for inquiries on such matters as basic service contents and billing plans. In addition, we have a 24-hour framework for responding to handset and network problems, including stolen or lost handsets.

To enhance the quality of after-sales services for existing subscribers, when our sales distributors provide certain after-sales services, including handset exchanges, billing plan changes, and diagnosis/repair work on products such as handsets, payments suitable for the services performed are paid to the distributors.

In July 2009, we began offering at all “docomo Shops” the “keitai tenken” service, a check-up service for handsets designed to ensure that customers can use their mobile phones comfortably which have become an indispensible tool in their daily lives. With the “keitai tenken” service, to ensure that customers’ handsets are kept in the best possible condition, an expert staff checks for any problems in communication functions such as breakage and malfunction, and cleans the phones.

Further, in an effort to increase the number of users in customer segments where penetration rate is low, we have provided consultation for customers by holding seminars regularly to promote the understanding of how to use mobile phones.

As part of our efforts to provide enhanced customer services, we offer a membership program called “docomo Premier Club.” This program consists of the rewarding program, complimentary services and after-sales services; depending on their monthly mobile phone usage, subscribers earn points, which can be applied to purchasing handsets, or exchanged to travel tickets, restaurant vouchers or others. Customers are classified into four stages based on their usage during the previous year and years of continuous subscription, and the point-earning percentage increases with each stage level. All members of the Club are entitled to the following services: free repair services for three years from handset purchase; the “Battery Pack Anshin Support,” which offers markdowns on battery packs to customers who have used the same FOMA handsets for at least one year (the service was expanded in July 2009 to give customers an option to choose a charger adapter in addition to the conventional battery pack); the “Repair Fee Anshin Support,” which caps repair charges for non-insured phones at ¥5,250 (including tax); the “Receive Anywhere Service for Repaired Mobile Phone,” which allows a repaired phone to be picked up at any desired “docomo Shop” or other location in Japan free of charge, and the “Keitai-Osagashi Service,” which confirms the approximate locations of phones free of charge. Moreover, FOMA customers may apply for the “Mobile Phone Protection & Delivery Service,” which for a monthly fee of ¥315 (including tax) and ¥5,250 (including tax) each time the service is used, in case of water exposure, theft, loss or other trouble, and covers shipment of a replacement handset. Further, Club members are entitled to other complimentary services from hotels, shops, restaurants, and other sponsor companies. Customers in the Premier Stage are also entitled to get free battery packs (since July 2009, we have been giving customers the option to choose a charger adapter in addition to the conventional battery pack) to customers who have used the same FOMA handsets for more than one year.

Following the introduction of new sales methods, the replacement purchase cycle has been getting longer. Although the number of handsets requiring repair and its corresponding costs has been increasing, we expect that this will result in a retention effect as can be seen from our low churn rate.

Further, to promptly respond to customer opinions regarding area quality, we offer a service under which, if a customer requests, we visit the customer’s home and perform area quality surveys, generally within 48 hours once our service staff contacts the customer making the request.

We are also putting efforts into the support of customers overseas. In addition to our support desks in Honolulu, we expanded the number of overseas cities with support desks to 13 in total, including London, New York, Paris, Singapore and Shanghai. These support desks offer free handset charging services, and respond to inquiries regarding how to use and operate mobile handsets overseas.

5.	Investments and Affiliations

• Investments and Affiliations in Japan

To expand our areas of business, we make investments in, enter into business alliances with and establish joint ventures with companies having resources and know-how that supplement our existing business. The primary fields where we make such investments and affiliations are financial settlements, broadcasting, content, social infrastructure and research and development.

In the financial settlement field, we undertake business investment to expand the e-commerce market for i-mode, promote the spread of the “Osaifu-Keitai,” and promote the spread and expand of iD and DCMX services. In the broadcasting field, we have been investing in such targets as television stations to investigate new services and develop businesses through the convergence of telecommunications and broadcasting. In the content field, which includes video content, through investments in advertising companies and investments in and affiliations with companies that offer services to consumers, we are directing our efforts towards the expansion of the mobile content market. In the social infrastructure field, we are undertaking investments and affiliations in fields with strong potential synergy with our business to contribute the sustainable development of society by providing mobile solutions. And with regards to the research and development field, we are making investments and affiliations to ensure a stable procurement of our products, competitive pricing and quality for our products, and market superiority through technical synergies with our business partners.

OAK LAWN MARKETING

In April 2009, we reached an agreement on a capital alliance with the home shopping company OAK LAWN MARKETING, INC. (“OLM”), and acquired 51% of the common shares of OLM for ¥31 billion. With a view towards revitalization of the e-commerce market, we completed the transition of OLM’s three brands into official i-mode sites in September 2009, and in February 2010, OLM started to provide their contents using i-concierge service, which is the first introduction case for a home shopping company. The two companies plan to continue their efforts to expand the home shopping businesses that utilize our services including video contents and platforms. OLM’s revenue is recorded in Other Revenue in our consolidated results. Please see Other Revenue in Item 4B.

Sumitomo Mitsui Card

On April 27, 2005, we entered into an agreement with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) and Sumitomo Mitsui Banking Corporation (“SMBC”) to form a strategic business and capital alliance for the launch of a credit-payment service using our Osaifu-Keitai phones equipped with smart-card functions for cashless payments. As part of the tie-up, we acquired 34% of the common stock of Sumitomo Mitsui Card, a major company in the credit card industry that was a pioneer as an issuer of Visa cards in Japan, for approximately ¥98.7 billion, including shares newly issued by Sumitomo Mitsui Card. Starting in December 2005, Sumitomo Mitsui Card began issuing the Sumitomo Mitsui Card for iD. The current state of the credit business is discussed in Other Revenue — Credit Business in Item 4B.

ACCESS

In December 2005, we purchased an additional 6,356 newly allocated shares of ACCESS CO., LTD. (“ACCESS”), a developer of software for mobile phones, for approximately ¥15 billion, bringing our total stake in ACCESS to 11.6%. ACCESS’s browser is widely used in our 3G FOMA handsets and we aim to further strengthen our relationship through this investment to support the development of browser technology.

• International Investments and Affiliations

We make investments in and/or enter into agreements with mobile service providers providing mobile phone related services with the long-term aim of securing growth and revenue opportunities and strengthening our global competitiveness.

In regards to investments in mobile service providers, in order to capture growth in overseas markets, we support the businesses of our investment partners and achieve financial returns in the form of dividends and equity gains, and at the same time, we aim to achieve synergies with the partners, including joint development of handsets, joint procurement and increased roaming revenues through introduction of W-CDMA technology.

In mobile phone-related business fields, as in our construction of an overseas platform business through our acquisition of net mobile AG, we are directing our efforts towards the provision of value-added services overseas, where synergy effects can be anticipated from our experience and know-how in the provision of sophisticated services in Japan.

Hutchison Telephone Company Limited/Hutchison 3G HK Holdings Limited

In December 1999, we acquired a 19% equity interest in Hutchison Telephone Company Limited (“HTCL”) in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of our business alliance with Hutchison Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, we made an additional investment of US$30.44 million (approximately ¥3.7 billion at the date of investment) for a 6.4 point increase in our equity interest in HTCL.

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

Far EasTone Telecommunications Co., Ltd.

In February 2001, we invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”). KG Telecom was a mobile network operator which operated in Taiwan. In July 2001, we purchased new shares of KG Telecom, thereby increasing our equity stake to 21.4%. The amount of our additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, KG Telecom became a wholly owned subsidiary of Far EasTone Telecommunications Co., Ltd. (“FET”), the third-ranked mobile network operator in Taiwan. We became an approximately 5.0% shareholder in FET, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

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

Through the partnership, we provided technical support to KTF to deploy a nationwide W-CDMA network successfully. Also, we have been working on initiatives such as improving convenience for the travelers in both countries through the joint development and the provision of roaming services, developing new business by taking advantage of the technical and marketing expertise of the worlds leading providers of cellular services and examining cost-saving opportunities, such as the joint handset procurements. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible USB type terminals. In October 2007, as part of the joint activities in the Business & Technology Cooperation Committee (“BTCC”) established by the two companies, the companies agreed to investment in KT-DOCOMO Mobile Investment Limited Partnership, a fund having KTBnetwork Co., Ltd. (“KTB”) as the asset manager, which invests in South Korean venture companies in the mobile and IT related fields. In conjunction with this alliance, we invested KRW 13.5 billion (approximately ¥1.7 billion at time of investment decision, a 45% equity stake) in the fund. In 2009, we achieved certain results through the activity in BTCC, including the launch of jointly planned handsets in South Korea and the provision of a jointly developed “Local Number Roaming” service.

In addition, in January 2009, in conjunction with the merger between KTF and the Korean fixed-line carrier KT Corporation (“KT”), for the purpose of a strategic alliance with KT, we agreed to exchange 40% of our stake for KT common shares, and the remaining 60% for exchangeable bonds issued by KT. In June 2009, we acquired the above shares and exchangeable bonds, and our equity stake became approximately 2.2%. In December 2009, we exchanged the exchangeable bonds for KT’s US ADRs, making our stake in KT roughly 5.5%.

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

Since March 2007, we have acquired PLDT shares in stages through the open markets, acquiring a total of approximately ¥98.9 billion, shares equivalent to approximately 7.5% of PLDT’s outstanding shares as of March 31, 2008; as a result, combined with NTT Com’s PLDT shares, the NTT group achieved a 20.9% stake in PLDT. Pursuant to the January 2006 agreement, we have the ability to exercise the voting rights of NTT Com, and since we obtained the ability to exercise significant influence over PLDT, we have considered PLDT as an affiliate and accounted for the investment by applying the equity method. We also have designated two directors each to

PLDT and SMART. Going forward, we will further strengthen our tie-up with PLDT and SMART and make efforts to increase their enterprise value through our operational support and technology cooperation such as advancement of network, introduction of value-added services and enhancement of international roaming services.

DOCOMO PACIFIC, INC.

In March 2006, we agreed to fully acquire both Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”), mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (at the time of investment, approximately ¥8.4 billion). In December 2006, we transferred operations to Guam Cellular from Guam Wireless through a holding company and we integrated operations of the two companies. Through this acquisition, Guam Cellular became our wholly-owned subsidiary. We have endeavored to improve convenience of international roaming services for the large number of Japanese travelers who visit Guam and the Northern Mariana Islands, by enhancing Guam Cellular’s GSM network and introducing packet roaming services by developing its GPRS network. In July 2008, we launched 3G services, based on W-CDMA technology. In October 2008, the company name was changed to DOCOMO PACIFIC, INC. (DOCOMO PACIFIC). Currently, under the DOCOMO brand, we are striving for further improvement in quality, and are directing our efforts to providing services offering high convenience to customers. In December 2009, we began providing to DOCOMO PACIFIC’s subscribers “MAX CHANNEL”, a push-type information distribution i-channel service. DOCOMO PACIFIC’s revenue is recorded in Cellular Services Revenue in our consolidated results.

Axiata (Bangladesh) Limited

In September 2008, we acquired a 30% equity interest in TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Dhaka, Bangladesh, for US$350 million (approximately ¥37 billion). In addition, in November of the same year, we made an additional investment of approximately US$30 million (approximately ¥3 billion) on a pro-rata basis. In May 2009, the company name was changed to Axiata (Bangladesh) Limited (“AXB”). Through the investments, we are participating in AXB’s management by actively drawing on our expertise to enhance the company’s business in the fast-growing Bangladesh mobile telecommunication market.

Tata Teleservices Limited

In November 2008, we reached agreement on a capital alliance with Tata Sons Limited (“Tata Sons”), the holding company of Tata group, and the Indian telecommunication carrier Tata Teleservices Limited (“TTSL”), which is a unit of Tata group. Based on this agreement, we acquired approximately 26.5% of TTSL’s stake for approximately 128.1 billion rupees (approximately ¥252 billion) in March 2009. We also made a tender offer for shares of Tata Teleservices Maharashtra Limited (“TTML”), a TTSL affiliate, and acquired approximately 12.1% of TTML shares for a price of approximately 5.7 billion rupees (approximately ¥11 billion) in March 2009. Through this strategic investment and alliance, the three companies are aiming to expand their business in the Indian market, which is expected to grow at a fast pace. In June 2009, we began offering the GSM services under the brand name “TATA DOCOMO” and our i-channel service, which is a push-type information distribution service. In January 2010, we have also launched a manga distribution service called “DOCOMICS.”

DOCOMO interTouch Pte. Ltd.

In December 2004, we invested US$70 million (approximately ¥7.3 billion as of the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers which supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.

In February 2007, with a view toward improving our group business results and future business expansion, we decided to reorganize the structure for further operational efficiency. We decided to make INTER-TOUCH PTE LTD (currently DOCOMO interTouch Pte. Ltd.) (“interTouch”), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly-owned subsidiary of DOCOMO and the dissolution of three companies, inter-touch (BVI) Limited, INTER-

TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte Ltd. Inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte Ltd. was dissolved in March 2008.

In December 2007, interTouch reached an agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire the company for approximately US$150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, we carried out a capital increase in interTouch of US$191 million (approximately ¥21 billion). Currently interTouch is one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, providing services in approximately 1,200 hotels in 70 countries across the world. In April 2008, we announced that the name of the company had been changed to DOCOMO interTouch Pte. Ltd. Currently, under the DOCOMO brand, the company is endeavoring to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers. Please note that interTouch’s revenue is recorded in Other Revenue in our consolidated results.

net mobile AG

In November 2009, in order to establish an international mobile-content distribution platform, by means of a tender offer implemented by our wholly owned subsidiary DOCOMO Deutschland GmbH, we acquired, at a cost of roughly 38.9 million Euros (roughly ¥5.2 billion), approximately 79.6% of the outstanding common shares of net mobile AG (“net mobile”), a German mobile content distribution platform business. As a result of this tender offer, net mobile became our subsidiary. In December 2009, by subscribing to a private placement of new shares issued by net mobile at a cost of roughly 4.89 million Euros (roughly ¥600 million), our stake in the company increased to approximately 81.5% of the outstanding common shares. Please note that net mobile’s revenue will be recorded in Other Revenue in our consolidated results from the fiscal year ending March 31, 2011.

6.	Networks

We currently provide our services on several different networks including 3G and 2G networks. Each of these networks is composed of four basic components: base stations, antennas, switching centers and transmission lines. When a person uses a mobile phone (or other portable device), an antenna on top of a base station receives the signal. The signal then travels via transmission lines to a switching center, which routes the signal to another base station in the vicinity of the intended recipient of the signal. In general, our 2G network and 3G network use separate base stations, antennas and switchboards, but we are moving ahead with providing common antennas and transmission lines for the 2G and 3G networks in our efforts to reduce network costs.

In order to establish and maintain our high-quality network economically and efficiently, we purchase high-quality network equipment at low costs from approximately 90 suppliers inside and outside Japan in accordance with our procurement policies, which stress openness and fairness.

At new procurement opportunities, we obtain high-quality equipment at competitive prices by receiving a wide range of proposals from domestic and international suppliers through our website.

• 3G Network

We developed our 3G network based on the IMT-2000 standards of the International Telecommunications Union, or ITU, and launched commercial service of our 3G network in October 2001. IMT-2000 indicates a third-generation (“3G”) mobile communication system which offers data communication at a speed higher than the conventional second-generation (“2G”) system as well as international roaming services.

We are actively moving ahead on the migration of our customers from our 2G to our 3G network and adding equipment and infrastructure for our 3G network in addition to our existing 2G network. We have been constructing an IP router network based on an optical fiber relay network aiming to transmit huge volumes of data efficiently and less costly. The Japanese government has allocated a total bandwidth of 335MHz as radio frequencies available for use in the 3G network (including frequencies that are planned to be used in the future). Of this, we use 20MHz x2 (for uplink and downlink) in the 2GHz band across Japan. In the 800MHz band, which is in the process of reallocation, we currently use up to 10MHz x2 in regions where interference with existing systems can be avoided.

Further, in the 1.7GHz spectrum, we use 15MHz x2 in the Kanto, Kansai, and Tokai areas. Therefore, our 3G network operates on the three bands of 2GHz, 800MHz and 1.7GHz.

In the year ended March 31, 2010, we moved aggressively to improve area quality, based on quality surveys, for underground shopping areas, shopping facilities, and other places where customer needs are high. Also, we actively utilized low-cost repeaters to improve quality in small areas such as customers’ homes and offices.

We were the first company in the world to launch 3G services based on W-CDMA technology. Many foreign companies in which we have invested, including HTCL, FET, KT and PLDT, and many of our international strategic allies, including most of the Conexus Mobile Alliance member operators, have already launched 3G services based on W-CDMA.

By licensing our intellectual property with respect to W-CDMA under fair, reasonable and non-discriminatory terms and conditions, we have contributed to the spread of W-CDMA technology.

Furthermore, LTE (Long Term Evolution) has been discussed in 3GPP (3rd Generation Partnership Project), a standardization association of W-CDMA, and we have played a key role in the discussion. In response to specifications on LTE which were mostly finalized during the meeting of 3GPP held in March 2009, we launched the development of LTE for its commercialization. In tandem with these developments, we continue to vigorously participate in the 3GPP standardization activities in order to finalize LTE test specifications and investigate LTE-Advanced, a successor to LTE.

• 2G Network

Our 2G network, which is currently offered nationwide, is expected to terminate in March 2012.

The Japanese government has currently allocated 41MHz x2 (uplink and downlink) for the use of our 2G Network. We are using at 18MHz x2 in the 800MHz band for 2G network.

7.	Research and Development

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

Research and development is performed primarily at our own facilities. Research and development expenditures in the year ended March 31, 2010 were 109.9 billion yen. As part of our ongoing research and development and in order to continue to improve our products, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We are also working with major manufacturers of our handsets and network equipment.

In addition, outside the R&D Center, the following other departments have joined development activities; Product Department, Frontier Services Department, Ubiquitous Services Department, Services Platform Department, Solution Business Department and Network Service Operation Department.

As to our overseas subsidiaries, we established DOCOMO Communications Laboratories USA, Inc., which engages in research and development of network technology, handset software and media encoding. In July 2005, we established DOCOMO Capital, Inc., whose purpose is to invest in venture businesses that have leading-edge and innovative technologies applicable to mobile communication. We also set up DOCOMO Communications Laboratories Europe GmbH, which primarily researches network technologies, wireless technologies, next-generation IC/USIM card technologies, security technologies and standardization activities. In November 2003, we established DOCOMO Beijing Communications Laboratories Co., Ltd. to engage in the leading-edge research, in particular fourth-generation (“4G”) wireless technologies and beyond. We also established DOCOMO

Technology, Inc., which primarily carries out research and development to enhance our PDC system, IMT-2000 system and other existing systems and supplements our fundamental research and development activities.

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

• LTE

We have also undertaken the development of LTE. We began recruiting manufacturers for LTE equipment development in July 2006 and commenced development geared towards commercial application. In September 2007, we succeeded to create a prototype of a Large Scale Integration (“LSI”) that uses our original technology to achieve high-performance signal separation of MIMO multiple signals at a downlink speed of 200 Mbps with low power consumption of under 100 mW. With this prototype, we are able to mount LTE high-speed signal transmission technology with power consumption suitable for use in portable devices. Indoor experiments started in July 2007 to confirm basic system performance and optimize the system. Outdoor trials with LTE systems began in February 2008 to determine the performance of actual wireless systems and further optimize the system, successfully achieving a downlink packet data transmission speed of 250 Mbps. In December 2008, we successfully created a prototype of low power consumption LSI that achieves a data reception processing speed of 100 Mbps, which is a requirement for LTE. Going forward, we will continue research and development of LTE and IMT-Advanced based on these prototype LSI chips and actively cooperate with the international standardization.

In September 2009, we developed remote radio equipment (“RRE”) unit for LTE base stations. The RRE are radio devices with radio wave modulating functions that can operate on the 2GHz band, and thus can be used with both LTE base stations and W-CDMA base stations. The deployment is a part of DOCOMO’s initial plan to layer a 2GHz LTE network over its existing 3G network to provide dual W-CDMA/LTE service, which will combine the benefits of LTE’s high transmission speeds with 3G’s wide-area coverage as the LTE network is expanded gradually.

In October 2009, together with NEC Corporation, Panasonic Mobile Communications Co., Ltd and Fujitsu Limited, we completed development of an LTE- PF chipset engineering sample. The platform’s technology is expected to be licensed in mobile phone markets worldwide, where its adoption as a common platform will free manufacturers of mobile phones and chipsets from developing proprietary technologies for basic functions. As a result, manufacturers will get products to market faster and at lower costs, and will be able to concentrate more resources on the development of enhanced lineups of unique products.

In January 2010, we developed a prototype multi-band power amplifier that accommodates eight frequency bands between 700 MHz and 2.5 GHz, paving the way for lightweight, all-in-one mobile phones capable of standalone wireless communications of different standards, including the forthcoming extra-fast LTE standard as well as existing W-CDMA and GSM. Once commercialized, this technology, because it does not require an increase in the number of power amplifiers used, will enable mobile phones to be used with virtually all of the mobile telephone services worldwide, including LTE, W-CDMA and GSM, without an increase in handset size.

Going forward, we will continue to build areas that will prove satisfactory to our customers, and as a member of this pioneering group, will continue with preparations for the launch of LTE services.

• 4G Mobile Communication System

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

• Development of Handsets

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

Further, we participate in the Open Handset Alliancetm, which includes Google, and in cooperation with Google, we released handsets loaded with Android, a software platform for mobile handsets, including commercialization for us. By having a standardized platform for mobile handsets, we anticipate reductions of development costs and shortening of development terms, and this in turn will lead to the promotion and spread of W-CDMA services across the world, and for this reason we have been actively involved in these activities.

In February 2010, upon the formation of the NPO “Wholesale Applications Community,” which has the aim of promoting an open market for mobile telephone applications, we signed a memorandum of understanding to consider participation in this alliance. The “Wholesale Applications Community” aims to create an ecosystem for developing and providing applications that respond to the needs of the market by building a more open development environment for mobile phone applications and by providing a diverse range of appealing applications which are not limited to specific handsets.

In April 2008, we launched development of operator packs to be used in the development of FOMA handsets to achieve greater efficiency in the development of FOMA handsets, encourage mobile handsets manufacturers to participate in FOMA handsets development, and improve the international competitiveness of domestic handsets manufacturers.

The operator pack is an application software set for the Linux® and Symbian OStm operating systems that comply with LiMotm specifications for DOCOMO’s proprietary services including i-mode and i-appli. The operator pack will make use of such properties as the middleware (MOAP*: Mobilephone Oriented Application Platform) and application software we have developed. The operator pack, combined with a global handset software platform containing a suite of basic functions such as calling, will enable us to provide a variety of services for our cellular services. We installed the operator pack on FOMA handsets starting in December 2009 and recommend handsets manufacturers to use the operator pack.

*	MOAP is a software platform that was first used on some models in the FOMA 901i series handsets. The Linux®-version of MOAP was jointly developed with NEC Corporation and Panasonic Mobile Communications, Co., Ltd; the Symbian OStm version of MOAP was jointly developed with Fujitsu Limited. We continue to develop the standardization of platforms and extension of functions.

In the case that the rights for FOMA handset patented technologies and know-how, in which we invested development expenditures on handsets manufacturers, are used in handsets by the manufacturers and the handsets are supplied to other 3G operators, we will receive royalties from the manufacturers. In December 2005, in order to promote cooperation in technological development focusing on browser technology, we invested approximately additional ¥15 billion in Access. Also in December 2005, in an effort to strengthen our cooperation in handset middleware centered on Java technology, we invested approximately ¥13 billion in Aplix Corporation. In March 2008, with a view towards greater technical cooperation in the field of user interfaces and other terminal middleware, we invested approximately ¥1.8 billion in Acrodea, Inc., and received a distribution in kind of Acrodea, Inc. shares held by JAIC Advanced-Tech No. 1 Venture Capital Investment, LP of which we are a limited partner. Advanced handset capabilities and a wide variety of model choices play an important role in the success of 3G services. By investing in FOMA handset expansion, we expect to motivate manufacturers to produce advanced value-added 3G handsets, promoting the development of 3G services and mobile multimedia as we have already seen with the popularity of our 90xi series.

Notes:
1: Linux® is a registered trademark of Linus Torvalds in the U.S. and other countries.

2:	Symbian OS and all Symbian related trademarks and logos are trademarks or registered trademarks of Symbian Ltd.

8.	Competition

As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings. We have responded to the gains made in recent years by competitors with a comprehensive approach, including revisions in our billing plans, releases of attractive handsets, and improvement in network quality. In addition to existing mobile network operators, other companies have also expressed their intention to enter the mobile phone market.

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

• Competition in the mobile telecommunication market

There are presently four mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”), SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE”), and EMOBILE Ltd. (“EMOBILE”). As of March 31, 2010, we had a market share of 50.0%, the KDDI group had a market share of 28.4%, SOFTBANK MOBILE had a market share of 19.5% and EMOBILE had a market share of 2.1%. These mobile network operators have all received permission and licenses from the Japanese government for the establishment of 3G services in Japan.

The KDDI group is the second largest mobile network operator in Japan with approximately 31.9 million subscriptions as of March 31, 2010. SOFTBANK MOBILE operates nationwide and is the third largest mobile network operator with approximately 21.9 million subscriptions as of March 31, 2010.

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

Regarding potential competition with fixed-line telecommunication services companies, our management believes that fixed-line telecommunication services and cellular communications services are not necessarily competitive with, but rather are primarily complementary to, each other — customers typically use fixed-line networks when they are at their homes or offices and cellular networks when they are outside. However, with the expansion of services offered by both fixed-line and mobile network operators, improvements in fixed-line and cellular technology, rate reductions in cellular services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of cellular communication), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

• Entry of other MVNOs

An MVNO is a mobile virtual network operator that (1) uses the mobile communication services provided by a mobile network operator (“MNO”) or connects with an MNO to provide mobile communications services, and (2) does not build or operate its own radio stations to provide such mobile communications services.

The MVNO system was introduced so that by means of MVNO’s utilizing the wireless network of an MNO to provide a diverse range of services, a diverse range of business models that are designed to meet the needs of users appear, thereby benefiting users through the provision of diverse and low-cost services in the mobile communications market. Another goal of the system is to ensure the fair and efficient use of radio waves.

In the saturated mobile phone market, the entry of MVNOs can be expected to lead the creation of new services, we are looking to build win-win relationships with MVNOs, and are taking a proactive approach to connection and collaboration with MVNOs.

• Competition in the Data Communication Market

In Japan’s mature mobile phone market, we believe that the data communication market is a particularly appealing market, offering opportunities for secondary unit demand. It is our goal to build a mobile data communication society, where a great many people can use mobile data communications easily and with convenience.

With respect to competition in the data communication market, EMOBILE has captured a large number of new subscriptions. We too have been putting greater emphasis on sales since the second half of FY2008, and have been seeing a steady increase in the number of sales.

• Competition in the Smartphone Market

Smartphone market is seen as a growth market with a substantial in the number of users, and an essential area for our future growth. Competition in the smartphone market has intensified since the launch of the iPhone from Apple, and mobile phone companies are enhancing their handset lineups, by offering a variety of forms, user interfaces and functions. We are working on providing product lineups including the Blackberry and Android handsets, and introducing easy-to-use payment plans.

9.	Regulation of the Mobile Telecommunication Industry in Japan

MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We and other mobile telecommunication service providers are regulated by MIC primarily under the Telecommunications Business Act. We and other mobile telecommunication service providers are also subject to the Radio Act. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.

• The Telecommunications Business Act

Under the Telecommunications Business Act, we are subject to a registration requirement as telecommunications operators.

The following table summarizes some of the major current regulatory requirements applicable to telecommunications carriers under the Telecommunications Business Act:

Regulation

a. Entry into Business	Registration with the Minister of MIC required for carriers that install large-size telecommunications circuit facilities. Notification to the Minister of MIC required for carriers other than the above.
b. Suspension and Discontinuation of business	Notification to the Minister of MIC and, in general, announcement to users are required.
c. Tariff settings, service offerings, etc.	Unregulated in principle (excluding universal service and certain designated telecommunication services). Accountability to users concerning outline of terms and conditions of telecommunications service and proper and swift processing of complaints and inquiries from the users are required.
d. Business improvement order	The Minister of MIC may order a telecommunications carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, tariff and other service conditions, sound development of telecommunications, national convenience, etc.
e. Interconnection	Obligation for interconnection with other telecommunications carriers in principle, which propose interconnection. In the event a telecommunications carrier does not accept entering into a consultation despite other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister of MIC may order such telecommunications carrier to start or resume consultation.
f. Rights-of-way	Based on a request by a telecommunications carrier, except for certain cases, the Minister of MIC may designate the telecommunications carrier as an approved carrier who has the privilege to act as a public utility.
g. Securing of Essential communications	Telecommunications carriers are required to prioritize important communications when natural disaster, accident or any other emergency occurs or is on the verge of occurring.
h. Permission of agreement with foreign governments, etc.	The Minister of MIC’s permission is required for conclusion, amendment or abolition of agreements/contracts on important matters relating to telecommunications business with foreign governments, nationals, or judicial persons/entities.

Regulation

i. Self-Confirmation of Telecommunications Facilities	Telecommunications carriers that install telecommunications circuit facilities are obligated to maintain their facilities in compliance with technical standards and to confirm conformity of such facilities to technical standards by themselves, and notify the outcome to the Minister of MIC.

The asymmetric regulation

Our telecommunications facilities have been designated as Category II-designated facilities. In interconnecting with another mobile network operator, we are obligated for notification to the Minister of MIC of the Articles of Agreement Concerning Interconnection, prior to implementation as well as to make them available for public inspection. Any agreements pertaining to the interconnection between Category II-designated facilities and other mobile network operators cannot be entered into or amended without complying with the Articles of Agreement. Regarding the fees obtained from connecting mobile network operators in conjunction with interconnection, we are obligated to charge an amount equivalent to appropriate costs plus a reasonable margin.

In addition, we are designated as a mobile network operator subject to the prohibition of anti-competitive behavior, and are prohibited from engaging in the anti-competitive behaviors such as;

•	Use of information of other mobile network operators obtained from competitors through interconnection for other purposes;

•	Unduly favorable treatment of specific telecommunication carriers; and

•	Undue discipline imposed on or interference with other carriers, manufacturers or suppliers of telecommunications equipment.

For other recent discussions concerning the Telecommunications Business Act, please see “Latest Proposals concerning the Telecommunications Business Act and the Radio Act” below.

• The Radio Act

Outline

The Radio Act was established to promote public welfare by ensuring the equitable and efficient utilization of radio waves. There are certain important provisions of the Radio Act applicable to us and other mobile phone service providers.

Article 4 of the Radio Act requires that any person who intends to establish a radio station shall obtain a license from the Minister of MIC. This requires mobile network operators to obtain a license in connection with individual base stations and handsets. However, with respect to increases in the number of base stations and sales of handsets within the already allocated spectrum, a technical standards verification system and other systems have been introduced to expedite the process by MIC. Under Article 6 of the Radio Act, persons wishing to obtain a license for a radio station must submit an application to the Minister of MIC together with documents setting forth matters such as purpose and the reason for requiring the establishment of a base station, communications counterparties, communications matters, locations where radio equipment are to be installed, and frequencies to be used. Under Article 7 of the Radio Act, the Minister of MIC, upon receiving an application for a license, shall examine it to determine whether it satisfies, among others, the following criteria: conformity of the construction design to technical standards, the availability of the frequencies requested, and conformity with the fundamental standards for radio station establishment such as the applicant’s business need for the license. Generally, the Minister of MIC refers such important matters as spectrum allocation to new operators and new systems to the Radio Regulatory Council for consultation and will grant the license only after obtaining the Council’s reply thereto.

Article 17 of the Radio Act requires a licensee to obtain prior permission from the Minister of MIC for changes in the operations, including changes of the person with whom radio communications is conducted and location of radio equipment, and for the initiation of construction to modify any radio equipment. As with licensing, regulatory requirements with respect to the location of radio equipment and construction to change radio equipment for use within the allocated spectrum has been simplified by implementing a certification procedure.

Article 26 of the Radio Act also provides that a list setting out current frequency assignments and frequencies available for future assignment shall be made public for the convenience of any person that would like to establish a radio station. The frequency or spectrum allocated for a certain use, such as cellular or PHS is stipulated by a ministerial ordinance of MIC. From within the assigned frequency or spectrum for a certain service, MIC allocates a spectrum to the mobile network operators providing such services. In accordance with Article 4 of the Radio Act as noted above, the operators then apply for a license for radio stations (i.e. base stations and handsets) that use frequency from within their allocated spectrum.

Spectrum Allocation

Spectrum is allocated to mobile network operators by MIC, which is the regulation authority with respect to radio frequencies and the allocation of spectrum in Japan, pursuant to the Radio Act. As spectrum capacity is limited, spectrum is a highly valuable resource. MIC currently allocates 41MHz x2 for 2G network. From among these, we have been allocated a frequency spectrum of 18MHz x2 in the 800MHz band. Radio frequencies for 3G networks have been allocated as stated below:

On June 30, 2000, we obtained approval from MPT (currently MIC) allowing us to use 15MHz x2 of the 2GHz band. In May 2004, MIC announced its allocation policy allowing us to use an additional 5MHz x2 of spectrum in the 2GHz band. Thus in total, we have been allocated 20MHz x2 in the 2GHz band.

In February 2005, MIC announced its policy to allocate to us, from among the reorganized 800MHz band, 15MHz x2 of spectrum after completing the migration of existing systems currently operating in the 800MHz band to other frequency bands operated. Of this spectrum, we are presently using at most 10MHz x2 in the area where we can avoid interference with existing systems.

In August 2005, MIC announced guidelines for establishing specified base stations, describing its policy for new allocation of 35MHz x2 in the 1.7GHz band (of which, 15MHz x2 is nationwide, only for new businesses, and 20MHz x2 is for Tokyo, Nagoya and Osaka, for both new and existing businesses) and 15MHz x2 in the 2GHz band (nationwide, for new businesses only). In April 2006, we were authorized to carry out plans for establishing the specified base stations and were allocated 5MHz x2 for Tokyo, Nagoya and Osaka. Since we satisfied the conditions for the allocation of additional spectrum relating to the 1.7GHz band for use in Tokyo, Nagoya, and Osaka, as specified in the allocation guidelines, subsequently, 5MHz x2 were allocated for our use in these cities in July 2006 and June 2008. Currently, we have been allocated a total of 15MHz x2.

Furthermore, MIC announced guidelines for establishing specified base stations concerning the installation of new 3.9 generation mobile communication systems in April 2009, and 10MHz x2 in the 1.7GHz band (for nationwide use by new carriers only) which had not already been allocated as well as 35MHz x2 in the 1.5GHz band that had been used for 2G networks but were reorganized and available for allocation. We submitted a specified base station plan to the MIC in May 2009, as a result of the review, MIC approved the plan in June 2009, and we have been allocated spectrum of 15MHz x2 in the 1.5GHz.

Recent Amendments

Under partial amendments to the Radio Act that became effective in April 2008, a system for conciliation and mediation by the Telecommunications Dispute Resolution Committee for disputes relating to radio stations was established. The system promotes negotiations to solve the long-standing problems of mixing of signals between new entrants setting up radio stations and existing carriers.

Under amendments to the Radio Act that took effect in May 2008 and in October 2008, a review of usage and rates was undertaken with respect to charges for radio spectrum use. Radio spectrum use fees had been used as a source of funds to provide subsidies to support transmission line costs for “wireless system dissemination support businesses” which promote the bringing of services to hard to reach locations in depopulated regions, but subsidies have been expanded to include tower construction, and as “mobile phone, etc. area development support businesses,” a system was introduced to subsidize costs for transmission lines to mobile phone base stations and tower construction.

Under partial amendments to the Radio Act that became effective in October 2008, a system was created allowing persons other than licensees to perform the operations of repairing or moving ultra-small base stations for mobile phones (femtocell base stations).

For other recent discussions concerning the Radio Act, please see “Latest Proposals concerning the Telecommunications Business Act and the Radio Act” below.

• Latest Proposals concerning the Telecommunications Business Act and the Radio Act

Besides the above-mentioned regulations of the Telecommunications Business Act and the Radio Act, several other changes have been recommended by various governmental bodies.

Radio Spectrum Use

The study group on policies concerning the effective radio spectrum use of MIC that was established in January 2002, published its first report in December 2002. Its proposals included the introduction of a compensation scheme for licensees who shoulder losses resulting from a short-term reallocation of spectrum or a shift to fiber-optic cables instead of an alternative spectrum. That proposal was reflected in the Amendments to the Radio Act that passed by the Diet in May 2003. The report also proposed that a comparative examination system based on market principles and licensing procedures is desirable instead of an auction system which could seriously hinder effective use of radio spectrums as shown by the extremely high bidding that occurred in various European countries. The report also proposed deregulation on experimental radio stations. In September 2003 and December 2003, the study group published its second and third reports, including discussion of such topics as an after-the-fact registration system (including exemption from prior licensing) primarily for public wireless LAN services, and discussions about cost burdens. They released a final report October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fee. In this report, in order to secure the fairness of the burden for spectrum user fee imposed to every licensee, reexamination of the fee scheme for each type of radio station and imposition of spectrum user fee charged depending on areas and ranges of spectrum used as a radio spectrum exclusive for wide-range areas (a frequency mainly used in radio stations which are built considerably in wide-range area by same licensee) were incorporated. Also, in order to bridge the digital divide, a system to financially assist, with a certain criteria, the expense of the cable transmission line to the mobile base station in rural areas and allocation of funds for the research and development of effective use of spectrum are incorporated. The proposed measure was approved and materialized in the Diet in October 2005, and it was reflected in the amended Radio Act proclaimed and enforced in November of the same year (reexamination of the charging scheme was enforced in December of the same year).

Evaluation of Competition in the Telecommunications Field

MIC has performed analyses and evaluations in the telecommunications field intended for four areas; fixed-line phone, Internet access services, mobile communication, and corporate network services annually from the year ended March 31, 2004.

In October 2009, MIC announced evaluation of the mobile communication field “competition review in the telecommunications field for fiscal year 2008” as follows:

•	DOCOMO’s share in the PHS/Mobile phone market was 48.7% as of March 31, 2009, and even though its market share has been declining gradually, the difference in market share with its competitors remains substantial. Given the oligopolistic structure of the market, DOCOMO is in a position to control the market. However, because of regulations on Category II-designated facilities and the fierce competition for market share among mobile network operators, the possibility is small that DOCOMO will actually exercise market control, whether acting independently or in concert with others.

•	Regarding concerns that multiple carriers could collaborate in exercising the market control, the introduction of Mobile Number Portability has resulted in the provision of a variety of flat-rate billing plans and discounts. In addition, EMOBILE is acquiring users primarily in data communications services, and since the second half of the fiscal year 2007, a number of MVNOs have entered in the market. Thus competition is even greater than before, and given this, the possibility of such an exercise of the market control is remote.

Promotion of new entry by MVNOs

With a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNOs, MIC has formulated “guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO.” Under the guidelines, whether wholesale telecommunications services are to be provided by a Mobile Network Operator (“MNO”) to an MVNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Adoption of Open Communications Platforms

In conjunction with the increased use of broadband and IP, we are reinforcing the collaboration among the authentication, billing and other functions that are essential for the efficient broadband distribution of content and applications. A report by the Study Group on the Communications Platform that discussed relevant issues and addressed the direction of future policies concerning the development of the market environment for encouraging the creation of new business was released in January 2009. Subsequently, a discussion group of private entities has been specifically examining the issues, and in light of the “Guidelines related to the provision of settlement means for mobile content” formulated in December 2009, we have been working on the adoption of open platforms, including enhanced billing functions for i-mode non-official sites, while giving consideration to the comfort and security of our users.

Going forward, we plan to actively address this topic based on building win-win relationships and securing a common framework for the four mobile service providers.

Review of Interconnection Rules in Response to Changes in the Telecommunications Market Environment

In the mobile telecommunication market, the number of mobile phone subscriptions has surpassed 100 million and the importance of mobile phones as an essential infrastructure for business and day-to-day activities is increasing. In the fixed-line broadband market, the numbers of FTTH and DSL subscriptions switched positions in the first quarter of the year ended March 31, 2009, with FTTH taking the dominant position. In conjunction with these developments, the business format of using the networks of other operators is accelerating, and further development of the communications platform market and the content distribution market can be expected in the future.

In response to these market changes, the MIC’s Telecommunications Council has received optimal interconnection rules from the perspective of maintaining a fair competitive environment in the telecommunications markets. They issued a response to the MIC in October 2009 and in light of this the MIC announced the “Guidelines relating to operation of the Category II-designated telecommunications facility system” in March 2010, clarifying the interconnection rules. The key issues that are particularly relevant for us, and our evaluation thereof, are as follows:

(1)	“Interconnection Fee Computation Clarification and Rules” (concerning telecommunication facilities usage fees for interconnection) seeks to correct differences in the interconnection fees paid by mobile network operators, by bringing transparency and rules to the calculation of interconnection fees.

On the one hand, because the rules for calculation of interconnection fees exclude the operating expenses that are included in the interconnection fees, it is envisioned that the fall in interconnection fees will lead to a decrease in revenues, but because other mobile network operators will also be calculating interconnection fees based on the same calculation rules, the differences will narrow and payments will also decrease.

(2)	The “Rules for Roaming etc.” (concerning mobile phone service area supplementation for other mobile network operators) assumes that roaming will be based upon an agreement between mobile network operators. We are pleased with the provision that failure by an MNO to keep its service area in proper order will constitute grounds for refusing interconnection.

(3)	With respect to the “Adoption of Open Telecommunication Platforms” (concerning the provision of a variety of functions to content-based services), we are first of all pleased that agreements formed through negotiation between mobile network operators will be respected.

Review of the Legal System for Communications and Broadcasting

MIC recently concluded a review of the legal system for the convergence and collaboration between communications and broadcasting, and in August 2009 the Telecommunications Council announced its response, the foundation of which was a re-compilation and restructuring of current law. With the change in administrations, the details of this response were re-examined, and a bill was submitted to the Diet for amending the Telecommunications Act, Radio Act and Broadcast Act in March 2010.

The proposed amendments to the Telecommunications Act include (1) provisions for the enhancement of the dispute resolution function (adding contents providers and tower sharing as areas eligible for dispute resolution) and (2) the formulation of an interconnection accounting system for mobile network operators installing Category II-designated facilities in light of the above-mentioned response regarding interconnection rules. The law is expected to be implemented within one year in the case that it is passed by the Diet and promulgated.

ICT Policy Task Force for a Global Era

As the Democratic Party of Japan administration took office in August 2009, a new task force was established at MIC in October 2009 for the purpose of investigating new ICT policies from a global perspective.

The task force subcommittees are expected to deliberate the following four issues for roughly a year.

(1)	Past competition policy review

They will review the effects on fair trade in the telecommunications market brought about by deregulation and reform measures implemented since the liberalization of the telecommunications market in 1985 and the privatization of Nippon Telegraph and Telephone Public Corporation.

(2)	Investigation of ways to address the environmental change in the telecommunications market

They will review measures from a global perspective to address the issues relating to further development, in light of the spread of IP, broadband and mobile networks and other recent and future changes to the market environment.

(3)	Investigation of the strengthening of international competitiveness

With a view towards counterbalancing the contraction of the domestic market from the aging society and creating new employment, they will review measures to promote global development of fully Japan-based efforts by content providers, manufacturers and a wide range of other ICT-related companies.

(4)	Investigation of global issues (e.g., environmental problems)

Based on the principles of business creation and cooperation, they will review measures to utilize ICT, including the distribution of content in order to address regional and global issues faced by countries across the world, such as environmental and medical issues, so that all persons can equally share the benefits of ICT.

On May 18, 2010, a report was issued indicating a basic policy regarding (i) establishing a “Hikari no Michi” (access network) and (ii) promoting ICT utilization. While there were no specific references to the mobile phone business, we may be expected to perform a certain role in strengthening the broadband infrastructure, but the impact this may have is currently unknown.

In addition, the subcommittee addressing environmental changes to the telecommunications market formed a working group to consider frequencies for the purpose of achieving wireless broadband, which is expected to formulate a policy for securing frequency allocation for broadband wireless around July 2010.

Deliberations regarding removal of SIM lock

In Japan’s mobile phone market, handsets and network services are provided by mobile network operators on the assumption that those mobile phones are locked with the operators. The MIC, however, with a view towards improving user convenience and reinforcing the international competitiveness of the ICT industry, indicated its intention to review the propriety of SIM lock, and held a public hearing for mobile network operators on April 2, 2010.

The MIC is expected to release the guidelines on the details including products and the timing SIM lock is removed.

Our basic views on the removal of SIM lock are as follows;

(1)	In principle, we will comply with the needs of subscribers;

(2)	It is essential that subscribers make their decisions upon the full understanding of the effects of removing the SIM lock;

(3)	It is necessary the four mobile network operators will keep step with each other and address the issue; and

(4)	The removal of SIM lock must proceed as an initiative voluntarily undertaken by mobile network operators.

We intend to move forward in a manner consistent with the guidelines and measures of other operators so that we can deal with the removal of SIM lock without impairing the convenience of subscribers.

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

10.	Relationship with NTT

NTT is our parent company and owned 66.43% of our voting rights as of March 31, 2010. The government of Japan, in the name of the Minister of Finance, owned 40.16% of the voting rights of NTT as of the same date. The government of Japan, acting through MIC, also regulates the activities of NTT.

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

Although NTT owned 66.43% of our voting rights as of March 31, 2010, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the year ended March 31, 2010, we had sales of ¥46,880 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥208,178 million, ¥118,265 million and ¥72,928 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥57,279 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥236,004 million, ¥131,849 million and ¥70,840 million, respectively, in the year ended March 31, 2009. We also had receivables of ¥11,164 million from NTT and its subsidiaries and payables of ¥70,751 million to NTT and its subsidiaries at March 31, 2010, compared to ¥12,510 million and ¥73,476 million at March 31, 2009.

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

To date, with respect to the stake in us held by NTT, such documents as the Deregulation Committee 1998 report, the 2000 opinion of the Regulatory Reform Committee, and the government’s “Three-year Program for Promoting Regulatory Reform” of 2001 have concluded that, from the perspective of promoting completion among NTT Group companies, efforts should be made to further lower the stake. NTT has declared its view that its ownership of our shares does not have any adverse effects on fair competition and that it intends to maintain its ownership stake in us at 51% or above. Further, the Japanese government has not decided what action, if any, it will take with respect to NTT’s ownership of our shares.

NTT has entered into agreements with each of DOCOMO, NTT East and NTT West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DOCOMO.

11.	Employees

As of March 31, 2010, DOCOMO and its subsidiaries had 22,297 employees representing a increase of 466 employees since March 31, 2009. As of March 31, 2009, 2008 and 2007 we had 21,831, 22,100, and 21,591 employees, respectively. The average number of temporary employees for the year ended March 31, 2010 was 6,969.

Of our 22,297 employees on March 31, 2010, approximately 1,110 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2010, approximately 1,360 employees were working at overseas consolidated subsidiaries.

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

12.	Legal Proceedings

We have initiated normal actions relating to the collection of telecommunications charges and other legal proceedings in the ordinary course of business and are not involved in any litigation and have not been involved in other legal proceedings in the preceding 12 months from the date of this document that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position or profitability.

C.	Organizational Structure

As of March 31, 2010, NTT, our parent company, was our largest shareholder and owned 66.43% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2010.

D.	Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2010, we and our regional offices owned 3,491,936 square meters of land and 1,561,788 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2010, we leased 9,086,385 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

•	Overview

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the years ended March 31, 2010 and 2009

•	Segment Information

•	Recent Accounting Pronouncements and Critical Accounting Policies

•	Liquidity and Capital Resources

•	Research and Development

•	Trend Information

•	Others

A.	Operating Results

Overview

We are the largest cellular network operator in Japan in terms of both revenues and number of subscriptions. As of March 31, 2010, we had approximately 56.08 million subscriptions, which represented 50.0% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communications services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as “i-mode” services, which enable our subscribers to exchange e-mails and to access various sources of information including the Internet via our nationwide packet communications network. In addition to cellular services, we presently provide wireless LAN services nationwide, credit payment services and home shopping services.

Now that the use of cellular phone has become widespread in Japan, it is difficult to duplicate the rapid growth we experienced in our earlier operations. However, in order to achieve sustainable growth and create new sources of revenues, we are committed to upgrading our cellular communications services from a telecommunication infrastructure to an indispensable life-style infrastructure for everyday life that can bring abundance to the lives and business of users.

During the fiscal year ended March 31, 2010, we strived to expand subscribers’ packet usage through the expansion and enrichment of our video content services as well as other measures, and also accelerated the personalization of services with the launch of an upgraded behavior support services compatible with the Auto-GPS (Global Positioning System) locating capability and other initiatives. In addition, we have taken various steps aimed at enhancing customer satisfaction, including the enrichment of our handset lineup, billing plans and after-sales support.

For the year ended March 31, 2010, our operating revenues were ¥4,284.4 billion, posting a decrease of ¥163.6 billion from the prior fiscal year due primary to the decline in voice revenues. On the other hand, we recognized operating income of ¥834.2 billion, achieving an increase of ¥3.3 billion from the prior fiscal year through our continuous efforts to reduce our operating expenses including network-related expenses. Net income attributable to NTT DOCOMO, INC. increased by ¥22.9 billion from the prior fiscal year to ¥494.8 billion. Cash flows from operating activity was ¥1,182.8 billion, increasing by ¥9.1 billion from the prior fiscal year due mainly to the increased amount of cash collections of installment receivable for handsets. Capital expenditures decreased by ¥51.1 billion from the prior fiscal year to ¥686.5 billion as we worked to improve our efficiency while enhancing the quality of our network.

Trends in the Mobile Communications Industry in Japan

According to an announcement by the Telecommunications Carriers Association, the mobile communications market in Japan saw a 4.70 million net increase in cellular subscriptions for the year ended March 31, 2010. The total number of cellular subscriptions in Japan grew to 112.18 million as of March 31, 2010, which represented a market penetration rate of 88.1%. However, the annual growth rate of cellular subscriptions has slowed in line with the rise in penetration rate and the decrease in the future population, and was limited to 6.2%, 4.6%, and 4.4% for the years ended March 31, 2008, 2009, and 2010 respectively. We believe the growth rate of new cellular subscriptions in Japan will also be limited to a similar level.

As of March 31, 2010, cellular services were provided by four network operators in Japan including us and their group companies. In addition to providing cellular services, the network operators also develop mobile phones and other communications devices compatible with their communications services jointly with manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, after we launched our third-generation mobile communications (3G) services, FOMA, using the W-CDMA technology in 2001, other operator groups also introduced 3G services. In recent years, 3G services have become the mainstream service for all operator groups. As of March 31, 2010, the number of 3G mobile communications service subscribers in Japan totaled 109.06 million, accounting for 97.2% of the total number of mobile phone subscriptions.

Competition among the network operators in Japan remains intense as the room for growth became limited and user needs diversified. The network operators in Japan have been competing against one another for the retention of existing subscriptions and acquisition of new subscriptions addressing the following issues:

•	Pricing strategy: Offering of free voice calls among family members subscribing to the same operator, free voice calls among phones subscribed under the same corporate subscription account, introduction of new discount services conditioned upon long-term subscriptions and introduction of packet flat-rate services, etc.;

•	Handset sales promotion: Introduction of installment payment scheme for the purchase of a handset, and mobile phone protection service for lost or damaged handsets and delivery of a replacement phone, etc.;

•	New service introduction: electronic payment using mobile phones, music and video distribution, automatic information delivery tailored to user’s preference, location information service, etc.;

•	New handset development: Release of new handsets equipped with various features such as contactless IC (Integrated Circuit) chip, GPS, or security function as well as smartphones;

•	Networks: Expansion of HSDPA area coverage and launch of LTE services, etc; and

•	Alliances: Collaboration with external partners in other industries, such as retailers, financial institutions, content holders, etc.

Changes in the Japanese regulatory environment in recent years have accelerated competition among cellular network operators. Mobile Number Portability system, which enables subscribers to switch the network operator they subscribe to without changing the phone number, was introduced in October 2006. In September 2007, the Mobile Business Study Group, which was appointed by the Ministry of Internal Affairs and Communications (MIC) published its final report, which contained proposals pertaining to (1) a review on the sales method of mobile phones, (2) promotion of new MVNO entrants to the market and (3) development of a market environment for the revitalization of the mobile business, and called for their implementation by the regulatory authority. In October 2009, MIC published a report entitled “Interconnection Rules in Response to Changes in the Telecommunications Market Environment.” The report addressed that (1) in terms of interconnection charges, appropriate rules should be established for interconnection charges and same rules should be applied to all cellular network operators, and (2) in terms of establishing rules for roaming, each cellular network operator should construct its own telecommunication networks in principle, because spectrum is scarce but allocated to cellular network operators in the mobile telecommunication business. In addition, MIC conducted a public hearing in April 2010 and showed a direction of establishing guidelines to remove SIM-lock based upon the voluntary actions of network operators. In Japan, mobile phones and cellular services are currently offered by network operators based on the premises that mobile phones are SIM locked. Further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent cellular network operators including us.

Innovations in Internet technology may have a material impact on the mobile communications industry including ourselves. IP (Internet Protocol) telephony, which is a form of voice communications based on IP technology, has already become a popular means of communications in fixed-line services as a result of the broad penetration of local broadband access. If the application of IP telephony technology to mobile communications becomes widely accepted, it could cause a significant change in the revenue structure of the mobile communications industry. Meanwhile, progress has been made in the development of convergence services, combining fixed-line and mobile communications with rise in the penetration of mobile phones and broadband services. This concept of fixed-mobile convergence has already been partially realized in the form of single-bill service for both fixed and mobile services, or content/ e-mail address sharing between the two networks. The demand for seamless connectivity between fixed and mobile networks or composite devices supporting access to both fixed and mobile networks may increase in the future. In the field of high-speed wireless networks, WiMAX was approved as a standard of the Institute of Electrical and Electronic Engineers in the United States. In Japan, two network operators were awarded the license to operate broadband wireless access systems using the 2.5 GHz spectrum band in December 2007, and their commercial services were commenced in July 2009.

Thus, we expect that the competitive environment for the mobile communications market will remain intense in the future due to market, regulatory and technology changes.

Operating Strategies

We believe that the cellular market in Japan has already entered a mature phase with its total cellular subscriptions exceeding 100 million in December 2007. In a mature market, it is necessary to attract subscribers of competitors because it is difficult to drive the acquisition of new subscribers relying on potential subscribers who have never owned a cellular phone. It is also indispensable to minimize the loss of subscriptions to competitors as a result of heated competition. As a market leader with the largest market share, we attach priority to the retention of existing subscriptions.

In April 2008, we announced “New DOCOMO Commitments,” our vision for transformation and, taking this opportunity, renewed our corporate brand logo. In July 2008, we reorganized our group structure by integrating our former eight regional subsidiaries for the purpose of improving customer services and enhancing the speed and effectiveness of our operations. In October 2008, we announced our medium-term business directions based on a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” to be implemented through March 2013. “DOCOMO’s Change” includes concrete actions to revisit every aspect of the business from the customers’ perspective, from customer relations to handsets and networks based on a thoroughly hands-on approach to serving customers at all levels of our group under “New DOCOMO Commitments.” “DOCOMO’s Challenge” includes action plans to drive innovation in collaboration with a wide range of partners, committing us to take on the challenges of creating new value by leveraging the virtually unlimited potential of mobile phones by responding to further advancements and diversifications in the mobile market, where development of services that take advantage of unique mobile properties such as real time immediacy, personal authentication, and GPS capabilities in conjunction with the evolution of networks and handsets, as well as new services that transcend conventional boundaries through the increasing adoption of open-platform handsets and entry of new global players are taking place.

For the fiscal year ended March 31, 2010, we have worked to enhance customer satisfaction through review of our operations from the customers’ perspective. These efforts are beginning to deliver tangible results. For example, our churn rate for the fiscal year ended March 31, 2010 dropped to a record low of 0.46%. We also acquired the largest market share of net addition in cellular phone subscribers for the fiscal year ended March 31, 2010. In addition, we received the No. 1 rating in the customer satisfaction survey carried out by J.D. Power Asia Pacific, Inc. in the enterprise service segment, and received the highest score in the satisfaction survey of data card users conducted by Nikkei BP Consulting, Inc.

For the fiscal year ending March 31, 2011, as a part of the “Change” initiatives, we will continue to review every aspect of our business operations — such as products, services, customer care, and network construction, with the aim of enhancing the satisfaction of customers. Our target is to receive the No. 1 rating in overall customer satisfaction as a result of these efforts.

With respect to the “Challenge” programs, we will position the fiscal year ending March 31, 2011 as “the year to embark on the execution phase” of our challenge toward the goal of providing services that are tailored to the lifestyle and individual needs of each customer, and to contribute to the sustained development of society by providing solutions to pressing issues, promptly and steadily implementing the following actions:

•	Achieve growth through expansion of packet usage: We will aim to increase packet ARPU by proliferating the use of video services and data communications devices, and growing the subscriptions to flat-rate billing plans for packet access.

•	Roll-out of LTE and network evolution: Toward the commercial launch of LTE scheduled for December 2010, we will move ahead with the development of network, devices and services, to establish a foundation for promoting a wide array of advanced mobile broadband services.

•	Promotion and further advancement of service personalization: By further advancing the “i-concier” service, which automatically delivers useful information for subscribers’ daily lives tailored to their lifestyles, areas in which they live, and time/location information collected via Auto-GPS functions, we will expand service personalization and offer a greater array of content tailored to the individual needs of customers.

•	Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in such fields as environment, health management and finance, while seeking alliances with external partners to secure new revenue sources.

•	Introduction and promotion of converged services: Through the expansion of “MyArea,” Japan’s first Femto BTS-based home area service, and “Otayori Photo service,” with which subscribers can send and display photos to a digital photo frame at a distant location from mobile phones or PCs, we will aim to provide more convenient services and comfortable usage environments to users.

•	Further advancement of handsets: We will enrich the lineup of our products including smartphones to cater to the needs of broader customer segments.

•	Collaboration of handsets and networks: We will aim to realize advanced services by optimizing the allocation of functions between handsets and networks, leveraging the high-speed, large-capacity and low-latency properties of LTE network.

•	Basic research aimed at new value creation: We will work on the verification of our research so that we can create businesses that contribute to the development of society and industries, aiming to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.

•	Expansion of international businesses: We will strive to expand the revenue streams from international businesses by further enriching our international service offerings and expanding our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment allying with partners.

•	Domestic investments and alliances: We will endeavor to grow revenues and achieve sustained growth by creating new business and reinforcing core business through the pursuit of investments and alliances in Japan.

By working to raise our packet ARPU even further and promoting measures aimed at creating new revenue sources while actively seeking reduction of our network-related costs and other general expenses, we aim to achieve an operating income of over ¥900 billion for the fiscal year ending March 31, 2013.

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

We earn our wireless services revenues primarily from basic monthly charges, calling charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services, the second generation mova services and other services. We have decided to discontinue mova services on March 31, 2012 to concentrate our business resources on FOMA services. We have been promoting the migration of mova subscribers to FOMA services, and the total number of FOMA subscriptions reached 53.20 million or 94.9% of our total number of cellular subscriptions as of March 31, 2010. We will continue our efforts to induce existing mova subscribers to migrate to FOMA services toward the termination of mova services on March 31, 2012.

Cellular services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges depending on connection time. Our packet communications revenues, which are currently dominated by i-mode revenues, accounted for a greater portion of our wireless services revenues for the year ended March 31, 2010, representing 42.1% of wireless services revenues, as compared to 39.4% and 33.0% for the years ended March 31, 2009 and 2008, respectively.

Our top operational priorities include maintaining our current subscribers and the level of our average monthly revenue per unit (“ARPU”) despite the increasingly competitive market environment in which we are operating, after the introduction of Mobile Number Portability. Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.

Our number of subscriptions continues to grow while the growth rate of subscriptions has declined. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve retention of our current subscriptions. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the year ended March 31, 2010, we employed various measures aimed for improving customer satisfaction, including communications quality enhancement initiatives, revamping of after-sales support, and introduction of attractive billing plans. To improve our communications quality, we offered a service in which we dispatch our field staff to customers’ premises within 48 hours, in principle, after setting up an appointment based on an inquiry from customers, and implemented various other measures aimed at enhancing our area coverage and network quality. To revamp our after-sales support, we launched the “Mobile Phone Checking Service,” which provides users with free basic checkups and cleaning of handsets, and continued the program to provide a free battery pack or portable charger. In order to offer attractive billing plans, we revised our rates to make it easier for users to switch to a smartphone, and introduced a number of new plans, such as the “Mail Tsukai-hodai” package, which offers free unlimited domestic i-mode mail, and the “Type Simple Student Discount” plan, a discount service for students and their family members. As a result of these endeavors, our churn rate for the fiscal year ended March 31, 2010, dropped to a very low level of 0.46%.

ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, calling charges and packet communications charges, from designated services by the number of active subscriptions to the relevant services. ARPU is another important performance indicator for us to measure average monthly revenues per subscription. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. The ARPU calculation is described in “Item 4. Information on the Company — B. Business Overview — Cellular Phone Service Usage.” In August and September 2007, we introduced the “Fami-wari MAX50,” “Hitoridemo Discount50” and “Office-wari MAX50” discount packages (hereinafter collectively referred to as “new discount services”) which offer a 50% discount on basic monthly charges on condition of two-year usage of our service. The percentage of users subscribing to these new discount services to our total subscriptions reached over 60% as of March 31, 2010. In November 2007, we introduced a new handset sales method called “Value Course.” “Value Course” is a sales method, where the purchase of a handset is not discounted by a certain type of sales commission which had previously been paid to agent resellers, specifically designed for providing discounts on handset sales. As this method requires customers to pay full price to purchase a new handset, it awards the subscribers with a subscription to a billing plan with discounted basic monthly charges called “Value Plan.” While we simultaneously introduced another sales method more similar to the conventional method called “Basic Course,” where a subscriber purchases a handset discounted by our direct subsidy and undiscounted billing plans are applied, so far more than 95% of subscribers have opted for the “Value Course,” and the number of “Value Plan” subscriptions reached approximately 32.70 million, or 58% of our total subscriptions, as of March 31, 2010. Our aggregate ARPU (FOMA+mova) has been on a constant decline, and the drop of voice ARPU, in particular, has accelerated in recent years. This is due largely to the impact from the expanded uptake of “Value Plan” and the new discount services (because basic monthly charges are included in the calculation of voice ARPU), and the impact from the drop of billable MOU resulting from the growing utilization of free communication allowances.

Our cellular services revenues for the fiscal year ended March 31, 2008 recorded a decline compared to the fiscal year ended March 31, 2007, owing to the widespread adoption of the new discount services we introduced for the retention of existing subscribers. Our cellular services revenues for the fiscal year ended March 31, 2009, continued to post a year-on-year decline due mainly to the broad adoption of “Value Plan,” growth in the percentage of users subscribing to the new discount services and a decrease in inter-carrier settlement (access charge) revenues we receive from other carriers. In the fiscal year ended March 31, 2010, cellular services revenues dropped from the previous fiscal year mainly because of the expansion of “Value Plan” subscriptions and the impact of reduced billable MOU. For the fiscal year ending March 31, 2011, we project a decline in cellular services revenues from the fiscal year ended March 31, 2010, because the negative impact on voice revenues resulting from the expanded uptake of “Value Plan” and further decline of billable MOU is likely to remain greater than the revenue-boosting effect owing to the increase in packet communications revenues and the moderate growth of subscribers. Although ARPU has been on a declining trend, we set a target to halt the decline of ARPU in the fiscal year ending March 31, 2012 when the effect of an increase in packet ARPU overtakes the effect of a decrease in voice ARPU. Raising the packet ARPU is one of the top priorities in our business strategy, and we have employed various measures aimed at expanding subscribers’ packet usage, such as encouraging subscribers to join flat-rate packet billing plans, expansion of video usage, enrichment of everyday life-oriented content, improving the ease of use and convenience of our products and services, and expansion of the user base of PC data communications and smartphones. Through the execution of “DOCOMO’s Change and Challenge” action plan, we will strive to retain our existing subscriber base by enhancing the level of customer satisfaction, and achieve growth by increasing our packet ARPU.

Equipment Sales

We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets to agent resellers for sale to our subscribers. Starting from November 2008, we started offering handsets in newly organized four series — “docomo STYLE series,” “docomo PRIME series,” “docomo SMART series” and “docomo PRO series.”

•	“docomo STYLE series”: Distinctive mobile phones designed like accessories and offered in a wide variety of fashionable designs and colors.

•	“docomo PRIME series”: Full-feature mobiles phones for the maximum enjoyment of video, games and other entertainment.

•	“docomo SMART series”: Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.

•	“docomo PRO series”: Most advanced high-spec mobile phones for those who love cutting-edge digital tools.

As described in the section of Wireless Services above, in November 2007, we introduced a new handset sales method, “Value Course.” Payment in installments is made available for a subscriber to purchase a handset from agent resellers in this “Value Course.” If a subscriber chooses to make installment payments, under the agreement entered into among the subscriber, the agent reseller and us, we provide funds by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. This agreement is separate from the telecommunications service contract entered into between the subscriber and us, or the equipment sales contract concluded between the agent reseller and subscriber. Because the revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, cash collection of the installments receivable for the purchased handset from subscribers do not have an impact on any of our revenues, including equipment sales revenues.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 11.8% of total operating revenues for the year ended March 31, 2010. We account for a portion of the sales commissions that we pay to agent resellers as a reduction in equipment sales revenues and selling, general and administrative expenses in accordance with U.S GAAP. As a result, structurally, the cost of equipment sold has exceeded equipment sales revenues. However, with the introduction of “Value Course” in November 2007 and accompanying reduction of sales commissions, the amount of sales commissions deducted from equipment sales revenues decreased significantly, and the effects of the excess amount of cost of the equipment sold over equipment sales revenues has also weakened. During the year ended March 31, 2010, equipment sales revenues decreased due to the decrease in the number of handsets sold to agent resellers (down more than 10% compared to the prior fiscal year) affected mainly by the economic downturn. For the year ending March 31, 2011, we expect only a slight decrease in the number of handsets to be sold to agent resellers in anticipation of an increased demand for handset upgrade by those subscribers who purchased a handset upon the introduction of “Value Course” more than two years ago. We also expect to lower our equipment sales price per unit reflecting our efforts to reduce equipment procurement cost per unit to strengthen our competitiveness in equipment sales. As a result, we expect equipment sales revenues to decrease from the prior fiscal year. Because the trend of handset sales is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section below.

Creation of New Revenues Sources

As the Japanese mobile phone market continues to mature, the competition among carriers has intensified in such areas as rate reductions. Against this backdrop, with the aim of achieving a sustained growth, we have worked to diversify our revenue sources while stepping up our efforts to reinforce our wireless services business.

Following the launch of our credit brand “iD” in December 2005, we commenced a proprietary mobile credit payment service “DCMX” in April 2006. Through these services, which enable credit payment using mobile phones with the contactless IC chips embedded inside the handset, we would like to transform mobile phones into a tool that serves various needs in everyday life. With the subscriber base of “DCMX” reaching 11.26 million and the number of “iD” reader/writer machines installed growing to 440,000 as of March 31, 2010, the amount of credit transactions handled has also been rising.

In April 2009, to invigorate the mobile e-commerce market that offers great potential for growth in the future, we acquired a majority stake in OAK LAWN MARKETING, INC., a leading TV and home shopping firm in Japan which subsequently became our consolidated subsidiary.

We will strive to expand these credit and home shopping businesses going forward. We intend to pursue investments and alliances with the aim of strengthening our operations, without distinction as to core or new business, to expand our revenues and achieve sustained growth. We will continually seek opportunities of investment and alliance that will benefit our business management.

Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities and payroll for employees dedicated to the operations and maintenance of our wireless services. Cost of services accounted for 26.1% of our total operating expenses for the year ended March 31, 2010. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 33.1% and 31.3% of the total cost of services, respectively. The amount of our communication network charges is dependent on the number of our base stations installed and rates set by the other operators. In recent years, our communication network charges have steadily declined as a result of our buildup of our own back-bone network to replace circuits leased from NTT. Communication network charges decreased for the year ended March 31, 2010 as well due mainly to the discount in charges of NTT’s leased circuits and decrease of access charges payable to other operators. We expect that the downward trend will continue and the communication network charges will decrease for the year ending March 31, 2011.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 20.2% of our operating expenses for the year ended March 31, 2010. The total number of handsets sold to agent resellers decreased from the prior fiscal year due to overall sluggish consumer spending. The purchase price per handset also decreased as a result of the growing popularity of middle- and low-end handsets in our product portfolio and reduction of license fees included in handset price for which we own intellectual property rights while we pay part of the development costs incurred by handset manufactures. As a result, cost of equipment sold decreased from the prior fiscal year. For the year ending March 31, 2011, we expect cost of equipment sold will decrease from the current fiscal year due to a slight decrease in the number of handsets to be sold to agent resellers and our continued efforts to reduce the handset procurement costs.

We have taken some measures to control the cost of equipment sold. We have saved on FOMA handset development cost by introducing a single-chip LSI and common platforms for the handset operating system. We have provided packaged software dedicated to our handsets to handset manufacturers to facilitate development of

FOMA handsets to hold down cost of equipment sold. For the year ended March 31, 2010, we facilitated efficiency improvements accompanied by a review of handset logistics, such as integration of handset logistics contractors. We are planning to optimize the level of equipment inventories through further efficiency improvement efforts.

Depreciation and Amortization

We expense the acquisition cost of a fixed asset such as telecommunications equipment, a network facility and software during its estimated useful life as depreciation and amortization. Depreciation and amortization accounted for 20.3% of our operating expenses for the year ended March 31, 2010. In order to respond attentively to demand from our subscribers, we invested in the FOMA services network during the year ended March 31, 2010. Our investments in the FOMA network included:

•	further enhancement of FOMA network service area quality to respond attentively to customers’ requests;

•	further expansion of HSDPA service coverage, offering high data transmission speed; and

•	buildup of network facilities in response to an increase in traffic.

Our capital expenditures in the FOMA network peaked in the fiscal year ended March 31, 2007, and although we plan to start making capital investments for LTE rollout in the fiscal year ending March 31, 2011, we expect that depreciation and amortization expenses will show downward trend in the future. In addition, we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices and improvements in construction processes. Depreciation and amortization expenses for the year ended March 31, 2010 decreased significantly from the prior fiscal year, since the depreciation and amortization expenses in the prior fiscal year included the effect of accelerated depreciation charges of mova-related assets through the changes in estimated useful lives accompanied by our decision to discontinue mova services on March 31, 2012. However, even without this effect, depreciation and amortization expenses would have decreased from the prior fiscal year as a result of ongoing cost efficiency improvement efforts. Depreciation and amortization expenses are expected to decrease for the year ending March 31, 2011, following the recent downward trend. As for our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 33.3% of our total operating expenses for the year ended March 31, 2010. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. In addition, we provide subsidies directly to our subscribers in the form of a discount to the handset price to be purchased subject to competition in the market.

In accordance with U.S. GAAP, a portion of the sales commissions paid to agent resellers is recognized as a deduction from equipment sales revenues and selling, general and administrative expenses. For the fiscal year ended March 31, 2010, the total amount of sales commissions before the application of the aforesaid accounting treatment decreased compared to the prior fiscal year, as a result of a decline in the number of handsets sold and our efforts to reduce sales commissions. However, the decrease in the amount of sales commissions included in the selling, general and administrative expenses after the application of the aforesaid accounting treatment was limited to a slight decline compared to the prior fiscal year. On the other hand, due to the increase in expenses appropriated for customer satisfaction improvement initiatives and other factors, the selling, general and administrative expenses for the fiscal year ended March 31, 2010, posted an increase over the prior fiscal year. For the year ending March 31, 2011, we expect further reductions in sales commissions through efficient usage.

Operating Income

For the year ended March 31, 2010, operating revenues decreased from the prior fiscal year since both wireless services revenues and equipment sales revenues decreased due to a decline in ARPU as well as the number of equipment sold. On the other hand, a decrease in operating expenses due mainly to a decrease in costs of equipment sold and our ongoing efforts to reduce costs, including reductions in network related costs exceeded the decrease in operating revenues. As a result, operating income increased.

The market environment remains very competitive after the introduction of Mobile Number Portability. We will be engaged in reinforcing our competitiveness by executing action plans of “DOCOMO’s Change and Challenge” in the area of customer satisfaction, actions to expand usage, creation of new revenue sources, and improvement of cost efficiency. For the year ending March 31, 2011, we expect operating income to increase despite the decline in operating revenues from the prior fiscal year for the following reasons:

•	Cellular services revenues are expected to decrease, because the projected decline in voice revenues resulting from the impact of the expanded uptake of “Value Plan,” a billing plan that offers discounts on basic monthly charges, and reduction in billable MOU is expected to be larger than the growth in packet revenues, which we plan to achieve through boosting subscribers’ packet usage.

•	Equipment sales revenues are expected to decline due to a decrease in the wholesale price of handsets and slight decrease in the number of handsets sold to agent resellers.

•	Operating expenses are expected to decrease as a result of efficient use of sales commissions, a decrease in cost of equipment sold, ongoing reduction of network-related costs and other general costs, and other factors.

•	Despite a decrease in operating revenues, operating income is expected to post year-on-year gains, as we plan to secure income by offsetting the decline in voice revenues through the increase in packet revenues and various cost-cutting measures.

Other income and expenses, Equity in net income (losses) of affiliates

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company — B. Business Overview — 5 Investments and Affiliations.” In accordance with U.S. GAAP, the investment is accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when we are able to exercise significant influence over the investee, but do not have a controlling financial interest. In accordance with equity method accounting, we include equity in net income or losses of affiliates in our consolidated income. Where we do not have an ability to exercise significant influence over the investee, we include the investment as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. The impairment charges for “Marketable securities and other investments” and realized gains or losses from sales of “Investments in affiliates” and “Marketable securities and other investments” are recognized in “Other income and expenses,” whereas the impairment charges for “Investments in affiliates” are recognized in “Equity in net income (losses) of affiliates.” In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net losses of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our investments in affiliates and marketable securities and other investments again in the future. Please refer to “- Critical Accounting Policies — Impairment of investments.” We may also experience material gains or losses on the sale of our investments. As of March 31, 2010, the total carrying value of our investments in affiliates was ¥578.1 billion, while the total carrying value for investments in marketable securities and securities accounted for under the cost method was ¥151.0 billion.

Operating Results for the year ended March 31, 2010

The following discussion includes analysis of our operating results for the year ended March 31, 2010. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
			Increase
	2009	2010	(Decrease)	Change (%)

Cellular
Subscriptions (thousands)	54,601	56,082	1,481	2.7%
FOMA services (thousands)	49,040	53,203	4,163	8.5%
mova services (thousands)	5,560	2,879	(2,682)	(48.2)%
i-mode services (thousands)	48,474	48,992	518	1.1%
Market Share (%)(1)(2)	50.8	50.0	(0.8)	—
Aggregate ARPU (FOMA+mova) (yen/month/subscription)(3)	5,710	5,350	(360)	(6.3)%
Voice ARPU (yen/month/subscription)(4)	3,330	2,900	(430)	(12.9)%
Packet ARPU (yen/month/subscription)	2,380	2,450	70	2.9%
MOU (FOMA+mova) (minutes/month/subscription)(3)(5)	137	136	(1)	(0.7)%
Churn Rate (%)(2)	0.50	0.46	(0.04)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Module Services subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2009	2010	(Decrease)	Change (%)

Operating revenues :
Wireless services	¥3,841,082	¥3,776,909	¥(64,173)	(1.7)%
Cellular services revenues	3,661,283	3,499,452	(161,831)	(4.4)%
— Voice revenues(6)	2,149,617	1,910,499	(239,118)	(11.1)%
Including: FOMA services	1,877,835	1,785,518	(92,317)	(4.9)%
— Packet communications revenues	1,511,666	1,588,953	77,287	5.1%
Including: FOMA services	1,449,440	1,558,284	108,844	7.5%
Other revenues	179,799	277,457	97,658	54.3%

Equipment sales	606,898	507,495	(99,403)	(16.4)%

Total operating revenues	4,447,980	4,284,404	(163,576)	(3.7)%

Operating expenses
Cost of services	872,438	900,642	28,204	3.2%
Cost of equipment sold	827,856	698,495	(129,361)	(15.6)%
Depreciation and amortization	804,159	701,146	(103,013)	(12.8)%
Selling, general and administrative	1,112,568	1,149,876	37,308	3.4%

Total operating expense	3,617,021	3,450,159	(166,862)	(4.6)%

Operating income	830,959	834,245	3,286	0.4%
Other income (expense)	(50,486)	1,912	52,398	—

Income before income taxes and equity in net income (losses) of affiliates	780,473	836,157	55,684	7.1%
Income taxes	308,400	338,197	29,797	9.7%

Income before equity in net income (losses) of affiliates	472,073	497,960	25,887	5.5%
Equity in net income (losses) of affiliates (net of applicable taxes)	(672)	(852)	(180)	(26.8)%

Net Income	471,401	497,108	25,707	5.5%
Less: Net (income) loss attributable to noncontrolling interests	472	(2,327)	(2,799)	—

Net income attributable to NTT DOCOMO, INC.	¥471,873	¥494,781	¥22,908	4.9%

(6)	Inclusive of circuit switched data communications.

Analysis of operating results for the year ended March 31, 2010 and comparison with the prior fiscal year

The total number of our cellular (FOMA+mova) subscriptions as at March 31, 2010 was 56.08 million, up 1.48 million, or 2.7%, compared to 54.60 million as of the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions will decelerate in the future as the growth of the Japanese market slows due to maturity. As of March 31, 2010, the number of FOMA subscriptions reached 53.20 million, which equaled 94.9% of our total cellular subscriptions, posting an increase of 4.16 million, or 8.5%, compared to 49.04 million as of March 31, 2009. On the other hand, the number of mova subscriptions has decreased constantly since the fiscal year ended March 31, 2004, as a result of our efforts to migrate subscribers to the FOMA network. As of March 31, 2010, the total number of mova subscriptions was 2.88 million, decreasing by 2.68 million, or 48.2%, from 5.56 million as of the end of the prior fiscal year. We decided to terminate mova service on March 31, 2012, in order to concentrate our managerial resources on FOMA service. Our subscriber market share as of March 31, 2010 dropped by 0.8 points from 50.8% as of the end of the prior fiscal year to 50.0%. The number of i-mode subscriptions reached 48.99 million as of March 31, 2010, recording an increase of 0.52 million or 1.1% from 48.47 million as of March 31, 2009.

Aggregate ARPU for cellular (FOMA+mova) service for the fiscal year ended March 31, 2010 dropped to ¥5,350, down ¥360 or 6.3%, compared to ¥5,710 for the prior fiscal year. Voice ARPU decreased by ¥430 or 12.9% to ¥2,900, compared to ¥3,330 for the prior fiscal year. The primary factor behind this decline was the significant increase in the number of users subscribing to the “Value Plan” and decline in billable MOU. Packet ARPU, on the other hand, grew to ¥2,450, recording an increase of ¥70 or 2.9% from ¥2,380 for the prior fiscal year. The main reasons for the increase in packet ARPU include the growth in the number of users subscribing to flat-rate packet plans for unlimited i-mode access, and the widespread adoption of “i-channel” and other services designed to boost i-mode usage. The MOU (FOMA+mova) decreased by 1 minute or 0.7% to 136 minutes compared to 137 minutes for the prior fiscal year. The billable MOU, in particular, decreased from 124 minutes for the prior fiscal year to 118 minutes, posting a decline of 6 minutes or 4.8%, due mainly to the expansion of free communications allowances.

Our cellular churn rate was 0.46% and 0.50% for the fiscal years ended March 31, 2010 and March 31, 2009, respectively. The churn rate for the fiscal year ended March 31, 2010 dropped by 0.04 points to a record low, owing to our efforts to promote the adoption of new handset sales methods and customer satisfaction improvement initiatives. We have successfully maintained our churn rate lower compared to that of other carriers in Japan, which we believe was attained as a result of various factors, including among other things, introduction of competitive billing plans and gaining the confidence of customers in our network and services. However, no assurance can be given that we can maintain the churn rate at the current level or achieve a further reduction.

During the fiscal year ended March 31, 2010, we strived to expand subscribers’ packet usage through the expansion and enrichment of our video content services and other measures, and also accelerated the personalization of services with the launch of an upgraded behavior support service compatible with the Auto-GPS locating capability. In addition, we have taken various steps aimed at enhancing customer satisfaction, including the enrichment of our handset lineup, billing plans and after-sales support.

Our operating revenues for the fiscal year ended March 31, 2010, were ¥4,284.4 billion, posting a decline of ¥163.6 billion or 3.7% from ¥4,448.0 billion for the prior fiscal year. Wireless services revenues were ¥3,776.9 billion, decreasing by ¥64.2 billion or 1.7% compared to ¥3,841.1 billion for the prior fiscal year. The contribution of wireless services revenues to our total operating revenues for the fiscal year ended March 31, 2010 increased to 88.2% from 86.4% for the prior fiscal year. The year-on-year decrease in wireless services revenues was primarily attributable to the drop of cellular services revenues, particularly voice revenues. The decline in cellular services revenues was the net result of the decrease in voice revenues (which dropped by ¥239.1 billion or 11.1% to ¥1,910.5 billion from ¥2,149.6 billion for the prior fiscal year) and the increase in packet revenues (which grew by ¥77.3 billion or 5.1% from ¥1,511.7 billion in the prior fiscal year to ¥1,589.0 billion). An analysis on the reasons for the decline in voice revenues and increase in packet revenues is provided in the section explaining the changes in ARPU. Of the cellular services revenues, the revenues generated by FOMA voice services decreased by ¥92.3 billion or 4.9% from ¥1,877.8 billion for the prior fiscal year to ¥1,785.5 billion for the fiscal year ended March 31, 2010. On the other hand, the revenues generated by FOMA packet services increased to ¥1,558.3 billion, up ¥108.8 billion or 7.5%, from ¥1,449.4 billion for the prior fiscal year. Equipment sales revenues decreased by ¥99.4 billion or 16.4% to ¥507.5 billion for the year ended March 31, 2010 from ¥606.9 billion for the prior fiscal year, because our handset sales were negatively affected by the sluggish economic conditions and others factors.

Operating expenses decreased by ¥166.9 billion or 4.6% from ¥3,617.0 billion for the prior fiscal year to ¥3,450.2 billion for the fiscal year ended March 31, 2010. This was mainly attributable to (i) a decrease in cost of equipment sold, which dropped by ¥129.4 billion or 15.6% to ¥698.5 billion from ¥827.9 billion for the prior fiscal year, as a result of a decrease in the total number of handsets sold and the reduction in the handset procurement cost per unit, and (ii) a decrease in depreciation and amortization, which declined by ¥103.0 billion or 12.8% from ¥804.2 billion (inclusive of accelerated depreciation charges of mova-related assets) for the prior fiscal year to

¥701.1 billion for the fiscal year ended March 31, 2010. On the other hand, due to the increase in customer service-related expenses, cost of services increased by ¥28.2 billion or 3.2% from ¥872.4 billion for the prior fiscal year to ¥900.6 billion for the fiscal year ended March 31, 2010, while selling, general and administrative expenses grew to ¥1,149.9 billion, up ¥37.3 billion or 3.4%, compared to ¥1,112.6 billion for the prior fiscal year.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2010 increased by ¥3.3 billion or 0.4%, from ¥831.0 billion for the prior fiscal year to ¥834.2 billion. Accordingly, the operating income margin improved from 18.7% for the prior fiscal year to 19.5%. The growth of operating income, despite a decrease in operating revenues, contributed to this improvement, which was attained by making up for the decline in operating revenues resulting mainly from the reduction of voice revenues by a reduction of network-related costs and other operating expenses, and performance improvements in miscellaneous businesses segment.

Other income (expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments and foreign exchange gains and losses. We accounted for ¥1.9 billion as other income for the fiscal year ended March 31, 2010, achieving an improvement of ¥52.4 billion compared to the prior fiscal year, during which we recorded other expenses of ¥50.5 billion. This is because we recorded only minimal other-than-temporary impairment charges for marketable securities and other investment in the fiscal year ended March 31, 2010, while we recognized other-than-temporary impairment charges of ¥57.8 billion in the prior fiscal year ended March 31, 2009. The other-than-temporary impairment charges recognized in the prior fiscal year included an impairment of ¥26.3 billion, which resulted mainly from foreign currency fluctuation, for the common shares of KT Freetel Co., Ltd. (KTF) based on its fair market value as of March 31, 2009 in connection with the merger of KTF and KT Corporation (KT) in June 2009, under which KTF shares would be exchanged for KT common shares and KT exchangeable bonds.

Income before income taxes and equity in net income (losses) of affiliates increased by ¥55.7 billion or 7.1% to ¥836.2 billion for the fiscal year ended March 31, 2010, from ¥780.5 billion for the prior fiscal year.

Income taxes were ¥338.2 billion for the year ended March 31, 2010, and ¥308.4 billion for the year ended March 31, 2009, representing effective income tax rate of approximately 40.4% and 39.5%, respectively. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax, corporate inhabitant income taxes and special local corporation tax, which in the aggregate amounted to a statutory income tax rate of 40.8% for both fiscal years ended March 31, 2010 and March 31, 2009. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective tax rate and statutory income tax rate for the years ended March 31, 2010 and 2009 arose primarily from such special tax allowances. In addition, for the year ended March 31, 2009, there was a tax refund of interests and penalties previously paid, which lowered the effective income tax rate for the year ended March 31, 2009.

For equity in net losses of affiliates (net of applicable taxes), we incurred losses of ¥0.9 billion for the fiscal year ended March 31, 2010 and ¥0.7 billion for the fiscal year ended March 31, 2009.

As a result of the foregoing, we recorded ¥494.8 billion in net income attributable to NTT DOCOMO, INC., posting an increase of ¥22.9 billion or 4.9% from ¥471.9 billion for the prior fiscal year.

Operating Results for the year ended March 31, 2009

The following discussion includes analysis of our operating results for the year ended March 31, 2009. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
			Increase
	2008	2009	(Decrease)	Change (%)

Cellular
Subscriptions (thousands)	53,388	54,601	1,213	2.3%
FOMA services (thousands)	43,949	49,040	5,091	11.6%
mova services (thousands)	9,438	5,560	(3,878)	(41.1)%
i-mode services (thousands)	47,993	48,474	481	1.0%
Market Share(%)(1)(2)	52.0	50.8	(1.2)	—
Aggregate ARPU (FOMA+mova) (yen/month/subscription)(3)	6,360	5,710	(650)	(10.2)%
Voice ARPU (yen/month/subscription)(4)	4,160	3,330	(830)	(20.0)%
Packet ARPU (yen/month/subscription)	2,200	2,380	180	8.2%
MOU (FOMA+mova) (minutes/month/subscription)(3)(5)	138	137	(1)	(0.7)%
Churn Rate(%)(2)	0.80	0.50	(0.30)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	Data calculated including Communication Module Services subscriptions.

(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(4)	Inclusive of circuit switched data communications.

(5)	MOU (Minutes of usage): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
			Increase
	2008	2009	(Decrease)	Change (%)

Operating revenues :
Wireless services	¥4,165,234	¥3,841,082	¥(324,152)	(7.8)%
Cellular services revenues	4,018,988	3,661,283	(357,705)	(8.9)%
— Voice revenues(6)	2,645,096	2,149,617	(495,479)	(18.7)%
Including: FOMA services	2,084,263	1,877,835	(206,428)	(9.9)%
— Packet communications revenues	1,373,892	1,511,666	137,774	10.0%
Including: FOMA services	1,254,648	1,449,440	194,792	15.5%
Other revenues(7)	146,246	179,799	33,553	22.9%

Equipment sales	546,593	606,898	60,305	11.0%

Total operating revenues	4,711,827	4,447,980	(263,847)	(5.6)%

Operating expenses
Cost of services	811,133	872,438	61,305	7.6%
Cost of equipment sold	1,150,261	827,856	(322,405)	(28.0)%
Depreciation and amortization	776,425	804,159	27,734	3.6%
Selling, general and administrative	1,165,696	1,112,568	(53,128)	(4.6)%

Total operating expense	3,903,515	3,617,021	(286,494)	(7.3)%

Operating income	808,312	830,959	22,647	2.8%
Other income (expense)	(7,624)	(50,486)	(42,862)	(562.2)%

Income before income taxes and equity in net income (losses) of affiliates	800,688	780,473	(20,215)	(2.5)%
Income taxes	322,955	308,400	(14,555)	(4.5)%

Income before equity in net income (losses) of affiliates	477,733	472,073	(5,660)	(1.2)%
Equity in net income (losses) of affiliates (net of applicable taxes)	13,553	(672)	(14,225)	—

Net income	491,286	471,401	(19,885)	(4.0)%
Less: Net (income) loss attributable to noncontrolling interests	(84)	472	556	—

Net income attributable to NTT DOCOMO, INC.	¥491,202	¥471,873	¥(19,329)	(3.9)%

(6)	Inclusive of circuit switched data communications.

(7)	“PHS services revenues” for the year ended March 31, 2008 has been reclassified into “Other revenues.”

Analysis of operating results for the year ended March 31, 2009 and comparison with the prior fiscal year

As of March 31, 2009, the number of our cellular (FOMA+mova) subscriptions reached 54.60 million and increased by 1.21 million or 2.3% from 53.39 million at the end of the prior fiscal year. We expect that the growth rate of our cellular subscriptions will decelerate in the future as the growth rate of cellular subscriptions declines due to the maturity of the market in Japan. The number of FOMA subscriptions increased by 5.09 million or 11.6% to 49.04 million as of March 31, 2009 from 43.95 million at the end of the prior fiscal year. The ratio of FOMA subscriptions to the total cellular subscriptions reached 89.8% as of March 31, 2009. On the other hand, the number of mova subscriptions, which has decreased since the year ended March 31, 2004, decreased by 3.88 million or 41.1% to 5.56 million as of March 31, 2009 from 9.44 million as of the end of the prior fiscal year. We have decided to discontinue mova services on March 31, 2012 and focus our business resources on FOMA services. Our market share decreased by 1.2 points to 50.8% as of March 31, 2009 from 52.0% as of the end of the prior fiscal year. The number of i-mode subscriptions increased by 0.48 million or 1.0% to 48.47 million as of March 31, 2009 from 47.99 million at the end of the prior fiscal year.

Aggregate ARPU of cellular (FOMA+mova) service decreased by ¥650 or 10.2% to ¥5,710 for the year ended March 31, 2009 from ¥6,360 in the prior fiscal year. Voice ARPU decreased by ¥830 or 20.0% to ¥3,330 for the year ended March 31, 2009 from ¥4,160 in the prior fiscal year. This decrease in voice ARPU was due to the large increase in the number of subscribers to “Value Plan” and new discount services introduced in the last fiscal year. Packet ARPU increased by ¥180 or 8.2% to ¥2,380 for the year ended March 31, 2009 from ¥2,200 in the prior fiscal year. This increase in packet ARPU was due to penetration of services such as “i-channel,” which promote i-mode usage and of an optional packet flat-rate service for unlimited i-mode usage, in addition to a raise in the i-mode monthly subscription fee of ¥100 per month effective from June 2008. The MOU (FOMA+mova) decreased by 1 minute or 0.7% to 137 minutes from 138 minutes in the prior fiscal year.

Our churn rate for cellular subscriptions was 0.50% and 0.80% for the years ended March 31, 2009 and 2008, respectively. The churn rate decreased by 0.30 points and was one of the lowest levels, reflecting our efforts to promote new sales methods and improve customer satisfaction. We believe that, due to various factors, such as the implementation of competitive billing arrangements, customer confidence in our network and services and the introduction of new services, our churn rate was lower than that of other operators. However, no assurance can be given that our churn rate will decline or remain low.

During the year ended March 31, 2009, in order to improve customer satisfaction, we have taken measures such as lowering basic monthly charge of “Type SS Value” billing plan, introduction of new packet flat-rate services “Pake-hodai double” and “Biz-hodai double,” enhancement of services for the loyalty membership program “docomo Premier Club,” rollout of newly organized handset series, expansion of FOMA high speed areas (achieved 100% POP coverage) and on-site visits and investigations in response to customers’ claims for network area quality, normally within 48 hours of contacts from our investigation staffs.

Operating revenues decreased by ¥263.8 billion or 5.6% to ¥4,448.0 billion for the year ended March 31, 2009 from ¥4,711.8 billion in the prior fiscal year. Wireless services revenues decreased by ¥324.2 billion or 7.8% to ¥3,841.1 billion from ¥4,165.2 billion in the prior fiscal year. As a result, wireless services accounted for 86.4% of operating revenues for the year ended March 31, 2009, decreasing from 88.4% in the prior fiscal year. The decrease in wireless services revenues resulted from a decrease in cellular services revenues, especially voice revenues. The decrease in cellular services revenues was a net of a decrease in voice revenues by ¥495.5 billion or 18.7% to ¥2,149.6 billion from ¥2,645.1 billion in the prior fiscal year, and an increase in packet communications revenues by ¥137.8 billion or 10.0% to ¥1,511.7 billion from ¥1,373.9 billion in the prior fiscal year. The factors for the decrease in cellular services revenues and the increase in packet communications revenues were already discussed in the analysis of changes in ARPU. Voice revenues from FOMA services decreased by ¥206.4 billion or 9.9% to ¥1,877.8 billion from ¥2,084.3 billion in the prior fiscal year, while packet communications revenues increased by ¥194.8 billion or 15.5% to ¥1,449.4 billion from ¥1,254.6 billion in the prior fiscal year. Equipment sales increased by ¥60.3 billion or 11.0% to ¥606.9 billion for the year ended March 31, 2009 from ¥546.6 billion in the prior fiscal year because of a decrease in sales commissions to be deducted from gross equipment sales due to the introduction of “Value Course.”

Operating expenses decreased by ¥286.5 billion or 7.3% to ¥3,617.0 billion for the year ended March 31, 2009 from ¥3,903.5 billion in the prior fiscal year. This decrease resulted mainly from a decrease in cost of equipment sold by ¥322.4 billion or 28.0% to ¥827.9 billion for the year ended March 31, 2009 from ¥1,150.3 billion in the prior fiscal year and in selling, general and administrative expenses, by ¥53.1 billion or 4.6% to ¥1,112.6 billion for the year ended March 31, 2009 from ¥1,165.7 billion for the prior fiscal year, due to the decrease in sales commissions through the penetration of “Value Course.” Cost of services increased by ¥61.3 billion or 7.6% to ¥872.4 billion for the year ended March 31, 2009 from ¥811.1 billion in the prior fiscal year due to an increase in customer service related costs. Depreciation and amortization increased by ¥27.7 billion or 3.6% to ¥804.2 billion for the year ended March 31, 2009 from ¥776.4 billion in the prior fiscal year, due to the effect of accelerated depreciation charges of mova-related assets through the changes in estimated useful lives of such assets based on our decision to discontinue mova services on March 31, 2012.

The operating income margin improved to 18.7% for the year ended March 31, 2009 from 17.2% for the prior fiscal year. The decrease in cost of equipment sold due to the decrease in the number of handsets sold and the decrease in selling, general and administrative expenses contributed to this improvement.

As a result of the foregoing, our operating income increased by ¥22.6 billion or 2.8% to ¥831.0 billion for the year ended March 31, 2009 from ¥808.3 billion for the prior fiscal year.

Other income (or expense) includes items such as interest income, interest expense, gains and losses on sale of marketable securities and other investments and foreign exchange gains and losses. We accounted for ¥50.5 billion as other expenses for the year ended March 31, 2009 as we recorded other than temporary impairment charges for marketable securities and other investments of ¥57.8 billion. Other expenses increased by ¥42.9 billion from ¥7.6 billion for the year ended March 31, 2008. For the year ended March 31, 2009, other than temporary impairment charges included an impairment of ¥26.3 billion for KTF common shares based on its fair value as of March 31, 2009 in connection with the merger between KTF and KT in June 2009, under which KTF shares would be exchanged for KT common shares and KT exchangeable bonds.

Income before income taxes and equity in net income (losses) of affiliates decreased by ¥20.2 billion or 2.5% to ¥780.5 billion for the year ended March 31, 2009 from ¥800.7 billion for the prior fiscal year.

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

As a result of the foregoing, we recorded net income attributable to NTT DOCOMO, INC. of ¥471.9 billion for the year ended March 31, 2009, a decrease of ¥19.3 billion or 3.9% from ¥491.2 billion for the prior fiscal year.

Segment Information

General

Our business consists of two reportable segments: mobile phone business and miscellaneous businesses. Our management monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.

The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount.

PHS business, which had been previously identified as a reportable segment, was terminated in January 2008 and reclassified into miscellaneous businesses segment.

Mobile phone business segment

For the year ended March 31, 2010, operating revenues from our mobile phone business segment decreased by ¥213.6 billion or 4.9% to ¥4,167.7 billion from ¥4,381.3 billion in the prior fiscal year. Cellular services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥161.8 billion or 4.4% to ¥3,499.5 billion for the year ended March 31, 2010 from ¥3,661.3 billion in the prior fiscal year. Equipment sales revenues decreased for the year ended March 31, 2010 from the prior fiscal year due to the decrease in number of handsets sold to agent resellers. Revenues from our mobile phone business segment represented 97.3% and 98.5% of total operating revenues for the years ended March 31, 2010 and 2009, respectively. Operating expenses in our mobile phone business segment decreased by ¥203.9 billion or 5.8% to ¥3,322.1 billion from ¥3,526.0 billion in the prior fiscal year. As a result, operating income from our mobile phone business segment decreased by ¥9.6 billion or 1.1% to ¥845.6 billion from ¥855.3 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the year ended March 31, 2010,” which were discussed above.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by ¥50.0 billion or 74.9% from ¥66.7 billion in the prior fiscal year to ¥116.7 billion for the year ended March 31, 2010, which represented 2.7% of total operating revenues. Operating expenses from our miscellaneous businesses increased by ¥37.0 billion or 40.7% from ¥91.1 billion in the prior fiscal year to ¥128.1 billion. The increase in operating revenues and expenses resulted primarily from the acquisition of OAK LAWN MARKETING, INC., a newly consolidated subsidiary from the current fiscal year, which provides home shopping services. As a result, operating loss from our miscellaneous businesses for the year ended March 31, 2010, improved to ¥11.4 billion from ¥24.3 billion in the prior fiscal year.

Recent Accounting Pronouncements

In October 2009, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU2009-13”). ASU2009-13 will require allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. ASU2009-13 is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact of adopting ASU2009-13 on our result of operations and financial position.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2010, 2009 and 2008 were ¥701.1 billion, ¥804.2 billion and ¥776.4 billion, respectively. For the year ended March 31, 2009, depreciation and amortization expenses included the effect of accelerated depreciation charges of ¥60.1 billion for mova-related assets through the changes in estimated useful lives accompanied by our decision to discontinue mova services on March 31, 2012, while the effect of such accelerated depreciation charges was not material for the year ended March 31, 2010. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set at 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the year ended March 31, 2008, we recorded an impairment charges for certain long-lived assets but the impairment charges did not have a material impact on our results of operations and financial position. We did not recognize any impairment charges for the years ended March 31, 2010 and 2009.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the investments in affiliates was ¥578.1 billion, while the total carrying value for investments in marketable securities and securities accounted for under the cost method was ¥151.0 billion as of March 31, 2010. Equity method and cost method accounting require that we assess if a decline in value or an associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:

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

In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of investment in affiliates is included in “Equity in losses of affiliates” while the impairment charge of marketable securities or securities under the cost method is reflected in “Other income (expense)” in our consolidated statements of income and comprehensive income. For the year ended March 31, 2009 and 2008, we recorded impairment charges accompanying with other than temporary declines in the values of certain investee affiliates, but the impairment charges did not have a material impact on our results of operations and financial position. We did not recognize any impairment charges for the year ended March 31, 2010. We also recorded impairment charges on certain investments which were classified as marketable securities or securities under the cost method. For the year ended March 31, 2009, the amount of impairment charges was ¥57.8 billion. For the years ended March 31, 2010 and 2008, the impairment charges did not have a material impact on our results of operations and financial position.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2010 and 2009 was ¥174.9 billion and ¥116.7 billion, respectively. Point program expense for the years ended March 31, 2010, 2009 and 2008 was ¥142.2 billion, ¥114.7 billion and ¥84.3 billion, respectively.

In determining the accrued liabilities for point programs, we estimate such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimate utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2010, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.4 billion, if all the other factors are held constant.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2010 and 2009, and expected long-term rates of return on plan assets for the years ended March 31, 2010 and 2009 were as follows:

	Years ended March 31
	2009	2010

Non-contributory defined benefit pension plan
Discount rate	2.2%	2.1%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately (17)%	Approximately 14%
NTT CDBP
Discount rate	2.2%	2.1%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately (12)%	Approximately 13%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2010 and 2009 was ¥190.4 billion and ¥186.2 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2010 and 2009, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥88.7 billion and ¥83.5 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2010 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
	Change in		Accumulated other
	projected	Change in pension	comprehensive
	benefit	cost, before	income (loss), net
Change in Assumptions	obligation	applicable taxes	of applicable taxes

Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(11.5)/12.2	0.3/(0.3)	7.0/(7.4)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4)/0.3	—
NTT CDBP
0.5% increase/decrease in discount rate	(8.8)/9.9	0.1/(0.0)	5.3/(5.9)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3)/0.3	—

Please also refer to Note 15 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2010, 2009 and 2008, we recognized as revenues deferred activation fees of ¥18.4 billion, ¥29.0 billion and ¥38.2 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2010, remaining unrecognized deferred activation fees were ¥83.7 billion.

B.	Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the year ending March 31, 2011 include cash needed to pay to the agent resellers to provide funds under installment payment scheme, to expand our FOMA infrastructure, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

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

Our capital expenditures for the fiscal year ended March 31, 2010, recorded a decrease compared to the prior fiscal year, as a result of our efforts to improve the efficiency of capital investments and cut costs through such measures as the reduction of procurement costs, introduction of economical equipment and devising efficient designs and construction efforts, while working to further improve the coverage and quality of FOMA services and reinforcing our facilities to accommodate the growth in data traffic. Moving ahead with the conversion into IP-based network, we facilitated the integration and capacity enhancement of our network equipment. These initiatives enabled us to construct our service areas and improve the efficiency of quality enhancement activities by choosing from various different options the optimal equipment for each site taking into consideration the surrounding environmental conditions, traffic volume and other factors. During the fiscal year ended March 31, 2010, we added approximately 7,200 outdoor base stations to our FOMA network, growing the cumulative number of FOMA outdoor base stations to approximately 55,700. The cumulative number of facilities where we installed our indoor systems grew to approximately 24,700, as we completed the installation in 4,800 facilities during the fiscal year ended March 31, 2010.

Total capital expenditures for the years ended March 31, 2010, 2009 and 2008 were ¥686.5 billion, ¥737.6 billion and ¥758.7 billion, respectively. For the year ended March 31, 2010, 66.1% of capital expenditures were used for construction of the FOMA network, 1.1% for construction of the second generation mova network, 13.9% for other cellular facilities and equipment and 18.9% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 66.4% of capital expenditures were used for construction of the FOMA network, 1.5% for the mova network, 13.6% for other cellular facilities and equipment, and 18.5% for general capital expenditures.

For the year ending March 31, 2011, we expect total capital expenditures to be ¥675.0 billion, of which approximately 55.6% will be for the FOMA network, 5.2% for LTE networks, 15.5% for other cellular facilities and equipment and 23.7% for general capital expenditures. We intend to promote enhancement of facilities for further quality improvement of FOMA service area, while promoting efficiency efforts of capital expenditures such as further advancement of IP conversion of networks.

We currently expect that capital expenditures for the next few fiscal years will be still on a declining trend despite our planned expenditures for the rollout of LTE services in fiscal year ending March 2011, primarily because capital expenditures related to expanding, maintaining and upgrading our FOMA network already peaked in the fiscal year ended March 31, 2007, resulting in an expected decrease in total amount of capital expenditures.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2010, we had ¥610.3 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥639.2 billion as of the end of the prior fiscal year. We issued domestic straight bonds in the aggregate amount of ¥239.9 billion in the year ended March 31, 2009 for the purpose of capital expenditures and refinancing of existing long-term debt. We did not implement any long-term financing in the years ended March 31, 2010 or 2008. We repaid ¥29.0 billion, ¥77.1 billion and ¥131.0 billion of long-term debt, in the years ended March 31, 2010, 2009, and 2008, respectively.

Of our long-term debt outstanding as of March 31, 2010, ¥38.2 billion, including current portion, was indebtedness to financial institutions, majority of which has fixed interest rate and its weighted average interest rate was 1.4% per annum. The term of maturities was from the year ending March 31, 2011 through 2013. As of March 31, 2010, we also had ¥572.1 billion, including current portion, in bonds due from the year ending March 31, 2011 to 2019 with a weighted average coupon rate of 1.5% per annum. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

As of March 31, 2010, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On May 18, 2009, Moody’s changed the outlook for our long-term obligation rating from “stable” to “negative.” Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook

Moody’s	Long-Term Obligation Rating	Aa1	Negative
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Stable
Standard & Poor’s	Long-Term Issue Credit Rating	AA	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc.	Issuer Rating	AA+	Stable

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

Long-Term Debt, Lease Obligations and other Contractual Obligations

		Millions of yen
		Payments Due by Period
		1 year	1-3	3-5	After
Category of Obligations	Total	or less	years	years	5 years

Long-Term Debt
Bonds	¥ 572,097	¥ 163,630	¥ 228,467	¥ 70,000	¥ 110,000
Loans	38,172	17,086	21,086	—	—
Interest Payments on Long-Term Debt	28,066	7,196	8,443	5,080	7,347
Capital Leases	7,621	3,098	3,381	1,076	66
Operating Leases	21,632	2,958	4,272	3,012	11,390
Other Contractual Obligations	123,644	123,311	333	—	—

Total	¥ 791,232	¥ 317,279	¥ 265,982	¥ 79,168	¥ 128,803

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, commitments to purchase services. As of March 31, 2010, we had committed ¥26.7 billion for property, plant and equipment, ¥50.4 billion for inventories and ¥46.6 billion for other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our FOMA network, LTE rollout and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2010, 2009 and 2008:

	Millions of yen
	Years ended March 31
	2008	2009	2010

Net cash provided by operating activities	¥1,560,140	¥1,173,677	¥1,182,818
Net cash used in investing activities	(758,849)	(1,030,983)	(1,163,926)
Net cash used in financing activities	(497,475)	(182,441)	(260,945)

Net increase (decrease) in cash and cash equivalents	303,843	(47,357)	(241,833)
Cash and cash equivalents at beginning of year	343,062	646,905	599,548

Cash and cash equivalents at end of year	¥646,905	¥599,548	¥357,715

Analysis of cash flows for the year ended March 31, 2010 and comparison with the prior fiscal year

Net cash provided by operating activities for the fiscal year ended March 31, 2010 was ¥1,182.8 billion, an increase of ¥9.1 billion or 0.8% from the prior fiscal year. The increase was mainly due to an increased amount of cash collection of installment receivable for handsets from customers, which was partially offset by (1) a decrease in cash inflow due mainly to a decrease in voice ARPU and (2) an increase in cash outflow due to factors such as an increase in payment for income taxes as a result of a tax adjustment for accelerated depreciation of mova-related assets recorded in the previous year.

Net cash used in investing activities was ¥1,163.9 billion, an increase of ¥132.9 billion or 12.9% from the prior fiscal year. The increase was mainly due to an increase in purchases of short-term investments of more than three months for cash management purposes, a decrease of proceeds from redemption of long-term bailment for consumption to a related party, and an increase in short-term bailment for consumption to a related party, which were partially offset by a decrease in purchases of property, plant and equipment and non-current investments.

Net cash used in financing activities was ¥260.9 billion, an increase of ¥78.5 billion or 43.0% from the prior fiscal year. The increase was mainly due to a decrease of proceeds from long-term debt, which was partially offset by a decrease in payments to acquire treasury stock and repayment of long-term debt.

The balance of cash and cash equivalents was ¥357.7 billion as of March 31, 2010, a decrease of ¥241.8 billion or 40.3% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥403.0 billion and ¥2.4 billion as of March 31, 2010 and 2009, respectively.

Analysis of cash flows for the year ended March 31, 2009 and comparison with the prior fiscal year

Net cash provided by operating activities was ¥1,173.7 billion, a decrease of ¥386.5 billion or 24.8% from the prior fiscal year. The decrease was mainly due to an increase of ¥182.1 billion to ¥361.8 billion in the payment of income taxes (the payment of income taxes during the prior fiscal year was ¥179.7 billion due to the realization of the tax deduction for the impairment of our investment in Hutchison 3G UK Holdings Limited) as well as an increase of the payment in providing funds for installment receivable for handsets.

Net cash used in investing activities was ¥1,031.0 billion, an increase of ¥272.1 billion or 35.9% from the prior fiscal year. The increase resulted mainly from an increase in acquisition of long-term investments such as equity investments and a decrease of proceeds from sales or redemption of long-term investments.

Net cash used in financing activities was ¥182.4 billion, a decrease of ¥315.0 billion or 63.3% from the prior fiscal year. The decrease resulted mainly from an increase of proceeds from long-term debt through issuances of corporate bonds and a decrease of repayment of long-term debt.

We spent ¥136.8 billion during the fiscal year ended March 31, 2009 to repurchase our own stock in the market, purchase of treasury stock at the request of dissenting shareholders who opposed the merger under which our regional subsidiaries were dissolved and merged into the Company, and purchase of fractional shares.

The balance of cash and cash equivalents was ¥599.5 billion as of March 31, 2009, a decrease of ¥47.4 billion or 7.3% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥2.4 billion and ¥52.2 billion as of March 31, 2009 and 2008, respectively.

Prospect of cash flows for the year ending March 31, 2011

As for our sources of cash for the year ending March 31, 2011, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year due to a decrease in voice revenues due mainly from a continued uptake of “Value Plan” and a decrease in billable MOU, although it is expected to be partially offset by a decrease in the payment of income taxes.

Our net cash flow used in investing activities for the year ending March 31, 2011 is expected to decrease due to factors including a decrease in our capital expenditures to approximately ¥675.0 billion from ¥686.5 billion for the year ended March 31, 2010.

C.	Research and Development

Our research and development activities include development of new products and services, development related to LTE and research on fourth-generation systems, and conversion into IP networks for economical network constructions. Research and development costs are charged to expenses as incurred. We incurred ¥109.9 billion, ¥100.8 billion and ¥100.0 billion as research and development expenses for the years ended March 31, 2010, 2009 and 2008, respectively.

D.	Trend Information

The mobile communication market in Japan is undergoing changes brought about by such factors as increasing rate of mobile phone penetration, diversification of customer needs, the introduction of Mobile Number Portability, and market entry by new competitors. Under these market conditions, with operators stepping up their efforts in such areas as reinforcement of handset lineup, provision of value-added services and introduction of less expensive billing plans, the competition among operators is expected to remain intense.

For the fiscal year ending March 31, 2011, we are projecting a decrease in operating revenues but an increase in operating income compared to the prior fiscal year. Trends in the market observed during the fiscal year ended March 31, 2010 and expected for the fiscal year ending March 31, 2011, are summarized below:

•	Our total number of cellular subscriptions is expected to increase during the fiscal year ending March 31, 2011, as we will strive to lower the churn rate through loyalty marketing targeted at enhancing the satisfaction of our existing users, because the growth of new subscriptions will likely be limited given that the cellular penetration rate has already risen to a high level. The percentage of FOMA subscriptions to our total cellular subscriptions as of March 31, 2011 is projected to reach approximately 98%, as a result of our ongoing subscriber migration efforts.

•	In the fiscal year ended March 31, 2010, our aggregate cellular ARPU (FOMA+mova) and voice ARPU both recorded a decline over the prior fiscal year, but packet ARPU posted year-on-year gains. This trend is likely to continue in the fiscal year ending March 31, 2011. The primary reason behind the decline of voice ARPU is the negative revenue impact from the expanded uptake of “Value Plan” introduced in November 2007 which offers discounts on basic monthly charges and a decrease in billable MOU. On the other hand, the main reasons for the growth of packet ARPU include the revenue growth resulting from an increase in the subscriptions to flat-rate packet billing plans, expansion of packet usage, growth in the number of users using data plans and smartphones.

•	Equipment sales revenues for the fiscal year ended March 31, 2010 decreased due to the decline in the number of handsets sold to agent resellers. For the year ending March 31, 2011, because we are projecting a slight decrease in the number of handsets sold to agent resellers and a reduction in the whole sale price per unit, a continual decline from the prior fiscal year is expected.

•	As a result of the foregoing, operating revenues for the fiscal year ending March 31, 2011 is expected to drop from the fiscal year ended March 31, 2010, primarily because the negative revenue impact of the decline in aggregate ARPU will likely be larger than the revenue-boosting effect expected from the growth in the total number of subscriptions.

•	Selling, general and administrative expenses, network-related costs (communication network charges, depreciation and amortization costs) and other operating expenses for the fiscal year ending March 31, 2011 are expected to decrease from the previous fiscal year due to the improvement of cost efficiency to be achieved through a review on sales policies, enhancement of operational efficiency expected from the integration of nationwide common operations, and efficient facility roll-out to be achieved through the introduction of new technologies and review of design methods.

Due to the above, we expect operating income and net income for the year ending March 31, 2011 to increase from the year ended March 31, 2010.

Further information regarding trend information is contained elsewhere in this Item 5.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward-looking Statements” which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.

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

We have a board of corporate auditors as an organization that is independent from the board of directors. The board of corporate auditors audits execution of duties by directors, and carries out accounting audits. Our Articles of Incorporation provide for not more than five corporate auditors. Under the Corporation Law (“Corporation Law”) of Japan, the board of corporate auditors is composed of all of our corporate auditors. Corporate auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the board of directors with the prior consent of our board of corporate auditors. The candidates may also be nominated by shareholders. The board of corporate auditors may, by its resolution, request that the board of directors submit to a general meeting of shareholders an item of business concerning election of corporate auditors and/or proposed candidates of corporate auditors. The normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the corporate auditors’ work duties.

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

The following table sets forth our board of directors and corporate auditors as of June 24, 2010 and certain other information.

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

Directors:
Ryuji Yamada(2) (May 5, 1948)	President and Chief Executive Officer		April 1973	Entered NTT Public Corporation	322	June 2007*
			June 2001	Senior Vice President and Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)
			June 2002	Executive Vice President and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West
			June 2004	Representative Director and Senior Executive Vice President of Nippon Telegraph and Telephone Corporation (“NTT”)

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			June 2007	Senior Executive Vice President and Managing Director of Corporate Marketing Division of the Company
			June 2008	President and Chief Executive Officer of the Company
Kiyoyuki Tsujimura(2) (Jan. 11, 1950)	Senior Executive Vice President	Responsible for Multimedia Services, Technology	April 1975	Entered NTT Public Corporation	235	June 2001*
			June 2001	Senior Vice President and Managing Director of Global Business Department of the Company
			June 2002	Senior Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
			June 2004	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
			June 2005	Executive Vice President and Managing Director of Products and Services Division of the Company
			June 2008	Senior Executive Vice President and Managing Director of Products and Service
			July 2008	Senior Executive Vice President and Responsible for Multimedia Services and Technology of the Company’s Division of the Company
Masatoshi Suzuki(2) (Oct. 30, 1951)	Senior Executive Vice President	Responsible for Global Business, Corporate	April 1975	Entered NTT Public Corporation	127	June 2007*
			June 2004	Senior Vice President and Managing Director of Public Relations Department of the Company
			June 2005	Senior Vice President and Managing Director of Public Relations Department of the Company
			June 2007	Executive Vice President and Managing Director of Human Resources Management Department of the Company
			June 2008	Senior Executive Vice President and Managing Director of Global Business Division of the Company
			July 2008	Senior Executive Vice President and Responsible for Global Business and Corporate of the Company
Hiroshi Matsui(2) (Aug. 6, 1946)	Senior Executive Vice President	Responsible for CSR, Branches in Kanto and Koshinetsu areas	July 1969	Entered Ministry of Posts and Telecommunications	90	June 2008*
			January 2003	Vice-Minister for Policy Coordination, Ministry of Public Management, Home Affairs, Posts and Telecommunications

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			August 2005	President of Postal Savings Promotion Society
			September2007	Advisor to the Company
			June 2008	Senior Executive Vice President of the Company
			July 2008	Senior Executive Vice President and Responsible for CSR and Branches in Kanto and Koshinetsu areas of the Company
Bunya Kumagai(3) (Oct. 13, 1952)	Executive Vice President	Responsible for Consumer Sales	April 1975	Entered NTT Public Corporation	124	June 2006*
			June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company
			June 2005	Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Tokai, Inc.
			June 2006	Senior Vice President and Managing Director of Marketing Division of the Company
			June 2007	Executive Vice President and Managing Director of Marketing Division of the Company
			July 2008	Executive Vice President and Responsible for Consumer Sales of the Company
Kazuto Tsubouchi(3) (May 2, 1952)	Executive Vice President	Managing Director of Accounts and Finance Department Responsible for Business Alliance Department	April 1976	Entered NTT Public Corporation	94	June 2006*
			December 2000	General Manager of Kanazawa Branch of NTT West
			June 2004	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.
			June 2006	Senior Vice President and Managing Director of Accounts and Finance Department of the Company
			June 2008	Executive Vice President, Chief Financial Officer and Managing Director of Accounts and Finance Department of the Company
			July 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of the Company
(Principal concurrent position)
Member of the Board of Tata Teleservices Limited (India)
Kaoru Kato(3) (May 20, 1951)	Executive Vice President	Managing Director of Corporate Strategy & Planning Department Research Institute	April 1977	Entered NTT Public Corporation	70	June 2008*
			July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			June 2007	Executive Vice President of NTT DoCoMo Kansai, Inc.
			July 2007	Executive Vice President and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.
			June 2008	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
			April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
			July 2009	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
Mitsunobu Komori(3) (Sep. 18, 1952)	Executive Vice President	Managing Director of R&D Center	April 1977	Entered NTT Public Corporation	79	June 2008*
			July 2002	Senior Manager of Department V of NTT
			June 2005	Senior Vice President and Managing Director of Core Network Engineering Department of the Company
			July 2007	Senior Vice President and General Manager of Kanagawa Branch of the Company
			June 2008	Executive Vice President, Chief Technical Officer and Managing Director of Research and Development Division of the Company
			July 2008	Executive Vice President, Chief Technical Officer and Managing Director of R&D Center of the Company
Akio Oshima(3) (June 23, 1951)	Executive Vice President	Managing Director of Corporate Marketing Division	April 1974	Entered NTT Public Corporation	116	June 2010*
			June 2004	Senior Vice President and Managing Director of Corporate Marketing Department II of the Company
			July 2004	Senior Vice President and Managing Director of System Marketing Department II of the Company
			June 2005	Senior Vice President and Managing Director of System Marketing Department II of the Company
			April 2006	Senior Vice President and Managing Director of Marketing Department II of the Company
			June 2006	Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Kansai, Inc.

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			December 2006	Senior Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Kansai, Inc.
			June 2007	Senior Executive Vice President of NTT DoCoMo Kansai, Inc.
			June 2008	Executive Vice President and Managing Director of Corporate Marketing Division of the Company
			July 2008	Executive Vice President and Managing Director of Corporate Marketing Division of the Company
			June 2010	Executive Vice President and Managing Director of Corporate Marketing Division of the Company
Fumio Iwasaki(3) (Feb, 28, 1953)	Executive Vice President	Responsible for Network	April 1977	Entered NTT Public Corporation	92	June 2010*
			June 2004	Senior Vice President and Managing Director of Network Planning Department of the Company
			June 2005	Senior Vice President and Managing Director of Network Planning Department of the Company
			June 2007	Senior Executive Vice President and Managing Director of Corporate Marketing Division of NTT DoCoMo Kyushu, Inc.
			July 2008	Senior Vice President and Managing Director of Kyushu Regional Office of the Company
			June 2010	Executive Vice President and Responsible for Network of the Company
Takashi Tanaka(3) (Jun. 2, 1955)	Senior Vice President	Managing Director of Human Resources Management Department	April 1979	Entered NTT Public Corporation	98	June 2007*
			July 2001	Senior Director of Human Resources Management Department of the Company
			June 2003	Managing Director of Affiliated Companies Department of the Company
			June 2007	Senior Vice President and Managing Director of General Affairs Department of the Company
			June 2008	Senior Vice President and Managing Director of Human Resources Management Department of the Company
			July 2008	Senior Vice President and Managing Director of Human Resources Management Department of the Company
Katsuhiro Nakamura(3) (Mar. 2, 1953)	Senior Vice President	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department	April 1977	Entered NTT Public Corporation	71	June 2008*
			June 2004	Senior Vice President and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			June 2005	Representative Director, Senior Vice President and Managing Director of Corporate Strategy and Planning Department and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.
			June 2007	Senior Vice President and Responsible for Business Process Reform of the Company
			June 2008	Senior Vice President and Managing Director of General Affairs Department of the Company
			July 2008	Senior Vice President, Managing Director of General Affairs Department and Managing Director of Corporate Citizenship Department of the Company
Hiroshi Tsujigami (Sep. 8, 1958)	Member of the Board		April 1983	Entered NTT Public Corporation	10	June 2008*
			July 1999	Manager of Department I of NTT
			October 2000	Senior Manager of Department I of NTT
			July 2003	Senior Manager of Corporate Strategy and Planning Department of NTT West
			July 2007	Senior Manager of Corporate Strategy and Planning Department of NTT
			June 2008	Member of the Board of the Company
(Principal concurrent positions)
Senior Manager of Corporate Strategy and Planning Department of NTT
Member of the Board of NTT Investment Partners, Inc.
Corporate Auditors:
Kenichi Aoki(4) (Oct. 9, 1946)	Corporate Auditor		May 1970	Entered NTT Public Corporation	62	June 2008**
			June 1998	Senior Vice President and Managing Director of General Affairs Department of the Company
			January 1999	Senior Vice President and Managing Director of Affiliated Companies Department of the Company
			June 2000	Senior Vice President and General Manager of Chiba Branch of the Company
			June 2002	Senior Executive Vice President and Managing Director Mobile Multimedia Division of NTT DoCoMo Chugoku, Inc.

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			June 2004	Representative Director, Executive Vice President and Managing Director of Corporate Strategy Planning Department of DoCoMo Support, Inc.
			June 2005	President of DoCoMo Support, Inc.
			June 2008	Corporate Auditor of the Company
Shunichi Tamari(4) (Jan. 10, 1949)	Corporate Auditor		April 1971	Entered NTT Public Corporation	80	June 2008*
			June 2001	Representative Director, Executive Vice President and Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Hokuriku, Inc.
			June 2002	Senior Vice President and Managing Director of Service Operation and Maintenance Department of the Company
			January 2004	Senior Vice President and Managing Director of Service Quality Management Department of the Company
			June 2004	Executive Vice President and General Manager of Chiba Branch of the Company
			June 2005	President of DoCoMo Engineering, Inc.
			June 2008	Corporate Auditor of the Company
Yoshitaka Makitani(4) (July 30, 1947)	Corporate Auditor		May 1970	Entered NTT Public Corporation	48	June 2009**
			September 2000	Member of the Board, Senior Vice President, Senior Executive Manager of Accounts and Finance Department, Senior Executive Manager of Affiliated Companies Department of NTT DATA Corporation (“NTT DATA”)
			July 2001	Member of the Board, Senior Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA
			June 2002	Member of the Board, Executive Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA
			June 2003	Member of the Board, Executive Vice President, Senior Executive Manager of General Affairs Department and Senior Executive Manager of Affiliated Companies Department of NTT DATA
			June 2005	President of NTT BUSINESS ASSOCIE Corporation
			June 2009	Corporate Auditor of the Company
Kyouichi Yoshizawa(4) (Apr. 12, 1950)	Corporate Auditor		April 1969	Entered NTT Public Corporation	80	June 2007**

Initial
Name			History, Positions, Responsibilities		Shares	Appointment
(Date of Birth)	Position	Responsibility	and Principal Concurrent Positions		Owned(1)	Date

			August 2000	Secretary General of East Japan Headquarters of All NTT Workers Union of Japan
			July 2002	President of East Japan Headquarters of All NTT Workers Union of Japan
			August 2004	Secretary General of National Headquarters of All NTT Workers Union of Japan
			September 2006	Advisor , NTT Travel Service Co. Ltd.
			June 2007	Corporate Auditor of the Company
Takaaki Wakasugi(5) (Mar. 11, 1943)	Corporate Auditor		June 1985	Professor, Faculty of Economics, University of Tokyo	66	June 2007**
			September 1990	Co-director, Mitsui Life Financial Research Center, University of Michigan Ross School of Business
			April 2003	Director and General Manager of Japan Corporate Governance Research Institute
			April 2004	Professor of Finance, School of Business administration, Tokyo Keizai University
			June 2004	Professor Emeritus, University of Tokyo
			June 2007	Corporate Auditor of the Company
(Directorship at other companies)
Professor, School of Business Administration, Tokyo Keizai University
Outside director, Nissui, Ltd.
Outside director, Ricoh Corporation
Outside corporate auditor, JFE Holdings, Inc.

(Notes)

(1)	DOCOMO shares owned as of May 31, 2010

(2)	Representative director

(3)	Concurrently serves as a EVP/SVP

(4)	Full-time corporate auditor

(5)	Independent director under the Security Listing Regulations of the Tokyo Stock Exchange regulations.

*	Current term expires in June 2012

**	Current term expires in June 2011

The following table shows information about our corporate executives as of June 24, 2010, including their positions and responsibilities.

Name	Position	Responsibility

EVPs/SVPs:
Toru Kobayashi	Executive Vice President	Managing Director of Tokai Regional Office
Kiyoshi Tokuhiro	Executive Vice President	Managing Director of Kansai Regional Office
Yoshiyuki Takeda	Executive Vice President	Deputy Managing Director of R&D Center
Hiroaki Nishioka	Senior Vice President	Managing Director of Hokkaido Regional Office
Yuji Araki	Senior Vice President	Managing Director of Tohoku Regional Office
Mitoshi Hirokane	Senior Vice President	Managing Director of Hokuriku Regional Office
Akiko Ide	Senior Vice President	Managing Director of Chugoku Regional Office
Masaaki Sado	Senior Vice President	Managing Director of Shikoku Regional Office
Toshinari Kunieda	Senior Vice President	Managing Director of Kyusyu Regional Office
Yasuhiro Taguchi	Senior Vice President	General Manager, Kanagawa Branch
Seizo Onoe	Senior Vice President	Managing Director of R&D Strategy Department
Hiroshi Sawada	Senior Vice President	Managing Director of Core Network Development Department
Kiyohito Nagata	Senior Vice President	Managing Director of Strategic Marketing Department Responsible for Product Business Strategy
Hiroyasu Asami	Senior Vice President	Managing Director of Consumer Services Department
Tomohiro Kurosawa	Senior Vice President	Managing Director of Communication Device Support Department
Kazunori Yamamoto	Senior Vice President	Managing Director of Sales Promotion Department
Tsutomu Shindou	Senior Vice President	Managing Director of Corporate Marketing Department I
Kazuhiro Yoshizawa	Senior Vice President	Managing Director of Corporate Marketing Department II
Masaki Yoshikawa	Senior Vice President	Managing Director of Credit Card Business Division
Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department
Kiyohiro Omatsuzawa	Senior Vice President	Managing Director of Procurement and Supply Department
Tooru Azumi	Senior Vice President	Managing Director of Business Process Improvement Office
Yoshikiyo Sakai	Senior Vice President	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute

Notes:

Directors who concurrently serve as EVPs/SVPs are not included in the above list.

B.	Compensation

The aggregate compensation to the directors and corporate auditors during the year ended March 31, 2010 was as follows:

(in millions, except number of persons)

		Breakdown of Compensation
	Total	Base	Stock		Retirement	Number of
Position	Compensation	Salary	Option	Bonus	Bonus	Persons

Director*	¥515	¥404	—	¥111	—	12
Corporate Auditor**	60	60	—	—	—	2
Outside Director/Corporate Auditor	69	69	—	—	—	4

Total	644	533	—	111	—	18

(Notes)

1.	Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes one corporate auditor who retired at the end of the 18th ordinary general meeting of shareholders held on June 19, 2009.

*	Excluding Outside Director

**	Excluding Outside Corporate Auditor

C.	Board Practices

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

As of May 31, 2010, our directors and corporate auditors owned 1,864 of our shares. Currently, most of our full-time directors and corporate auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2010, NTT owned 27,640,000 shares, or 66.43% of our outstanding voting shares and 63.12% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Government, in the name of the Minister of Finance, owned 40.16% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview — Relationship with NTT.”

At the end of March 2008, we canceled approximately 1.01 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 60.24% to 61.60%. At the end of March 2009, we canceled approximately 0.92 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 61.60% to 62.89%. At the end of March 2010, we canceled approximately 0.16 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 62.89% to 63.12%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2010 were as follows:

			Outstanding
	Number of	Number of	Voting
Category	Shareholders	Shares Held	Shares

Japanese financial institutions	263	4,656,043	10.63%
Japanese securities companies	74	462,693	1.06%
Other Japanese corporations	2,328	28,141,639	64.27%
Foreign corporations and individuals	930	5,496,148	12.55%
Japanese individuals, treasury shares and others	326,506	5,033,477	11.49%

Total	330,101	43,790,000	100.00%

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2010, 155,425 shares of our common stock were held in the form of 15,542,500 ADRs. According to our register of shareholders, as of March 31, 2010, there were 330,101 holders of common stock of record worldwide. As of March 31, 2010, there were 212 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.06% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

DOCOMO has also entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements — Related Party Transactions.”

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

We expect to pay an annual dividend of ¥5,200 per share for the year ending March 31, 2011, which will consist of a ¥2,600 interim dividend and a ¥2,600 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2010, the date of our last audited financial statements.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 11, 2010, the closing sale price of our shares on the TSE was ¥133,300 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”) and the London Stock Exchange. The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Exchange (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low

2006	216,000	159,000	1,735.25	1,104.30	17,125.64	10,770.58
2007	229,000	162,000	1,823.89	1,439.00	18,300.39	14,045.53
2008	224,000	148,000	1,796.89	1,139.62	18,297.00	11,691.00
2009	180,300	129,500	1,449.14	698.46	14,601.27	6,994.90
1st Quarter	169,000	149,000	1,449.14	1,214.92	14,601.27	12,521.84
2nd Quarter	179,100	151,500	1,334.52	1,069.69	13,603.31	11,160.83
3rd Quarter	177,800	136,000	1,107.68	721.53	11,456.64	6,994.90
4th Quarter	180,300	129,500	896.21	698.46	9,325.35	7,021.28
2010	150,400	127,500	987.27	778.21	11,147.62	8,084.62
1st Quarter	145,000	132,600	954.08	778.21	10,170.82	8,084.62
2nd Quarter	150,400	134,700	987.27	852.11	10,767.00	9,050.33
3rd Quarter	144,300	127,500	920.54	809.24	10,707.51	9,076.41
4th Quarter	143,700	129,600	984.06	876.77	11,147.62	9,867.39
Calendar Year 2009

December	134,600	129,200	920.54	829.56	10,707.51	9,233.20
Calendar Year 2010

January	139,800	129,600	966.40	901.12	10,982.10	10,198.04
February	143,700	135,200	921.90	876.77	10,449.75	9,867.39
March	143,100	137,100	984.06	893.81	11,147.62	10,116.86
April	154,400	142,100	1,001.77	968.79	11,408.17	10,865.92
May	145,700	135,100	970.46	850.88	10,847.9	9,395.29
June (through June 11, 2010)	137,300	132,000	895.09	846.47	9,962.42	9,378.23

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 11, 2010, the closing sale price of American Depositary Shares on the NYSE was $14.62 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year Ended March 31,	High	Low

2006	18.78	14.09
2007	18.85	13.83
2008	18.73	13.02
2009	20.35	12.22
1st Quarter	15.99	13.96
2nd Quarter	16.72	13.89
3rd Quarter	20.35	12.22
4th Quarter	19.93	13.26
2010	16.49	13.11
1st Quarter	15.11	13.11
2nd Quarter	16.49	14.23
3rd Quarter	16.03	13.98
4th Quarter	16.07	14.05
Calendar Year 2009

December	15.39	13.98
Calendar Year 2010

January	15.45	14.05
February	16.07	15.14
March	15.92	15.06
April	16.49	15.20
May	15.84	14.88
June (through June 11, 2010)	15.01	14.47

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

• General

At present, our authorized share capital is 188,130,000 shares with no par value of which 43,790,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is two business days prior to the record date.

Under the Corporation Law, we are permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surplus are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surplus in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide. This exception is intended to make it possible to distribute an interim dividend.

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

Distributions of surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in-kind, we may, pursuant to a general meeting of shareholders resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in-kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders (see “— Voting Rights”). Currently, we do not have any concrete plan to make a distribution of surplus in-kind.

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

f.	in the event that the amount of capital surplus increased in accordance with the provisions of an ordinance of the Ministry of Justice after the end of the previous business year, such increased amount.

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

Under the Corporation Law and our Articles of Incorporation, any shareholder of record as of the relevant record date who is holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our director at least eight weeks prior to the date of such meeting. To the contrary, under the Book-Entry Law, such shareholder is not required to be registered in the register of shareholders when exercising the right of proposal, but such shareholder is required to make an application though an account management institution to JASDEC, which will then give us notice of the name and address of such shareholder, the number of shares held by such shareholder and other requisite information, and to exercise the right of proposal within four weeks from such notice.

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

• Dilution

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2010, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

• Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese financial instruments exchange, to file a report with the director of the competent Local Finance Bureau of the Ministry of Finance within five business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change specified in the ordinance in material matters set out in any previously-filed reports. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued shares. Copies of each report must also be furnished to the issuer of the shares and to all Japanese financial instruments exchanges on which the shares are listed. These reports are made available for public inspection.

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

On June 11, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥133,300 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥100,000 and ¥150,000 per share, as well as the daily price limit if our per share price were to rise to between ¥150,000 and ¥200,000, or fall to between ¥70,000 and ¥100,000.

Selected Daily Price Limits

				Maximum Daily Price
Previous Day’s Closing Price or Special Quote				Movement

Over	¥70,000	Less than	¥100,000	¥15,000
Over	100,000	Less than	150,000	30,000
Over	150,000	Less than	200,000	40,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.	Material Contracts

We have not entered into any material contracts, other than in the ordinary course of business.

D.	Exchange Controls

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

If a partnership holds shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in shares or ADSs.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

• Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisors as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2011, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at

15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland. Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, a portfolio investor that is a U.S. holder that is eligible for benefits under the treaty is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the tax treaty between the United Kingdom and Japan for dividends at 10%, under the tax treaty between France and Japan for portfolio investors on dividends taxed at 10%. In addition, under the tax treaty between Australia and Japan, the standard treaty withholding rate on dividends taxed on or after January 1, 2009 has been reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable, subject to completion of below-described application procedures, except when such maximum rate is higher than the Japanese statutory rate.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide the application. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in eight months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a nonresident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed level.

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

To manage risks of fluctuating interest rates and foreign currency exchange rates, we use derivative instruments such as interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, etc as needed. The derivative instruments are executed with creditworthy financial institutions and our management believes that there is little risk of default by these counterparties. We set and follow internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts. We do not hold or issue derivative instruments for trading purposes.

No specific hedging activities are taken against the price of fluctuations of stocks held by us as marketable securities.

Interest rate risk

We use interest rate swap transactions, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management (“ALM”).

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted
	Average
	Interest								Fair
	Rate (per	Expected Maturity (Year Ending March 31)							value
	annum)	2011	2012	2013	2014	2015	Thereafter	Total	3/31/10
		(Millions of yen)

DEBT
Corporate bonds
Japanese Yen Bonds	1.2%	163,630	168,467	60,000	70,000	—	110,000	572,097	583,109
Borrowings from banks and others
Japanese Yen Loans	1.4%	17,000	6,000	15,000	—	—	—	38,000	38,684
Euro Loans	4.6%	86	86	—	—	—	—	172	173
Long term debt, including current portion Total		180,716	174,553	75,000	70,000	—	110,000	610,269	621,966

	Expected Maturity and Weighted Average Interest Rate (per annum)							Fair
	(Year Ending March 31)							value
	2011	2012	2013	2014	2015	Thereafter	Total	3/31/10
	(Millions of yen)

INTEREST RATE SWAP AGREEMENTS
Fixed to Floating (Japanese Yen)
Notional Amount	70,000	165,800	—	—	—	—	235,800	3,297
Fixed receive rate	1.4%	1.6%	—	—	—	—	1.5%
Floating pay rate	0.5%	0.8%	—	—	—	—	0.7%

Foreign exchange risk

In order to decrease foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2010, the foreign exchange forward contracts outstanding totaled ¥4,478 million, and had a fair value loss of ¥108 million. As of March 31, 2010, the foreign currency option transaction contracts outstanding totaled ¥21,285 million, and had a fair value loss of ¥1,552 million.

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

	March 31,
	2010
	Carrying	Fair
	Amount	Value
	(Millions of yen)

Equity securities available-for-sale	136,627	136,627
Debt securities available-for-sale:
Due within 1 year	—	—
Due after 1 year through 5 years	4	4
Due after 5 years through 10 years	—	—
Due after 10 years	—	—
Total	136,631	136,631

Concentrations of credit risk

As of March 31, 2010, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

Item 12.	Description of Securities Other Than Equity Securities

Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Services	Fees[USD]

Taxes and other governmental charges	As applicable
Such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share register of the Issuer or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals hereunder	As applicable
Such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement	As applicable
Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable
The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR
Any cash distribution made pursuant to the Deposit Agreement	$.02 or less per ADR
The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners	As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has agreed to reimburse DOCOMO for the New York Stock Exchange listing fees of $38,000 for the calendar year 2010. Furthermore, from April 1, 2009 to March 31, 2010, the Bank of New York Mellon has waived a total of $133 thousand in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

1.	Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2010 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2010 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 by using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2010 was effective.

Our independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2010, which appears on page F-3 of this annual report on Form 20-F.

3.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of corporate auditors has resolved to elect Mr. Yoshitaka Makitani and Mr. Takaaki Wakasugi as “audit committee financial experts” within the meaning of the rules of the Securities and Exchange Commission. In addition, Mr. Makitani and Mr. Wakasugi are outside corporate auditors under the Corporation Law, and are independent from us.

Item 16B.	Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 24, 2010, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA & Co. to perform an annual audit of the Company’s financial statements. Audit fees and audit-related fees paid to KPMG AZSA & Co. and its affiliates for the year ended March 31, 2010 were ¥892 million. In addition, the fees other than audit fees and audit-related fees we paid to KPMG AZSA & Co. and its affiliates were ¥26 million as tax fees.

The following table presents information concerning fees paid to KPMG AZSA & Co. and its affiliates for the years ended March 31, 2009 and 2010.

	Year ended
	March 31,
	2009	2010
	(in millions)

Audit fees(1)	¥920	¥892
Audit-related fees(2)	4	—
Tax fees(3)	49	26
All other fees(4)	—	—

Total	¥973	¥918

(1)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements, such as the issuance of comfort letters in connection with corporate bond offerings, and that are not reported under audit fees.

(3)	These are fees for professional services performed by KPMG AZSA & Co. and its affiliates tax division except those related to the audit and includes tax returns and tax consultations.

(4)	These are fees for the services provided by KPMG AZSA & Co. and its affiliates, other than the fees reported in paragraphs (1) through (3).

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

Item 16E.	Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

			(c) Total Number	(d) Maximum
			of	Number
	(a) Total		Shares Purchased as	of Shares that May
	Number of		Part of Publicly	Yet Be Purchased
	Shares	(b) Average Price	Announced Plans	Under the Plans or
Period	Purchased	Paid per Share	or Programs	Programs*

April 2009
(from April 1 to April 30)	0	—	0	354,917
May 2009
(from May 1 to May 31)	0	—	0	354,917
June 2009
(from June 1 to June 30)	0	—	0	354,917
July 2009
(from July 1 to July 31)	0	—	0	0
August 2009
(from August 1 to August 31)	0	—	0	0
September 2009
(from September 1 to September 30)	0	—	0	0
October 2009
(from October 1 to October 31)	0	—	0	0
November 2009
(from November 1 to November 30)	154,065	129,815	154,065	5,935
December 2009
(from December 1 to December 31)	0	—	0	0

			(c) Total Number	(d) Maximum
			of	Number
	(a) Total		Shares Purchased as	of Shares that May
	Number of		Part of Publicly	Yet Be Purchased
	Shares	(b) Average Price	Announced Plans	Under the Plans or
Period	Purchased	Paid per Share	or Programs	Programs*

January 2010
(from January 1 to January 31)	0	—	0	0
February 2010
(from February 1 to February 28)	0	—	0	0
March 2010
(from March 1 to March 31)	0	—	0	0

Total	154,065	129,815	154,065	0

*	The numbers from April 1 to June 30, 2009 for maximum number of shares to be purchased, described in column (d), are based on the aggregate number of shares authorized at the general shareholders meeting held on June 20, 2008. The number for maximum number of shares to be purchased in November 2009, described in column (d), is based on the maximum number of 160,000 shares authorized at the board of directors meeting held on November 9, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

As a company with a board of corporate auditors, the Company is not required under the Corporation Law to have any outside directors on its board of directors. The tasks of auditing the performance of its directors and auditing the Company’s financial statements are assigned to the Company’s corporate auditors, who are separate from the Company’s directors. Under the Corporation Law, at least one half of a company’s corporate auditors are required to be “outside” corporate auditors who must meet certain requirements. An “outside” corporate auditor is defined as a corporate auditor who has never served as a corporate auditor, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries.

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one “independent” director/corporate auditor. An “independent” director/corporate auditor is defined as an outside director/corporate auditor who is unlikely to have conflicts of interest with general investors. As of June 2010, we have appointed one corporate auditor as an “independent” director/corporate auditor.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA & Co.

Tokyo, Japan
June 18, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders
NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated June 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA & Co.

Tokyo, Japan
June 18, 2010

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2009 and 2010

	Millions of yen
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	¥599,548	¥357,715
Short-term investments
Third parties	2,448	313,010
Related parties	—	90,000
Accounts receivable
Third parties	822,548	827,052
Related parties	12,515	11,174

Sub-total	835,063	838,226
Less: Allowance for doubtful accounts	(15,072)	(15,633)

Total accounts receivable, net	819,991	822,593
Credit card receivables	72,996	126,009
Inventories	123,206	141,277
Deferred tax assets	102,903	100,545
Prepaid expenses and other current assets
Third parties	100,764	102,263
Related parties	5,872	7,566

Total current assets	1,827,728	2,060,978

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043	5,478,833
Buildings and structures	814,056	830,921
Tools, furniture and fixtures	519,213	516,084
Land	198,985	199,018
Construction in progress	99,232	83,608

Sub-total	6,992,529	7,108,464
Accumulated depreciation and amortization	(4,301,044)	(4,500,874)

Total property, plant and equipment, net	2,691,485	2,607,590

Non-current investments and other assets:
Investments in affiliates	572,014	578,095
Marketable securities and other investments	141,544	151,026
Intangible assets, net	578,728	628,691
Goodwill	154,385	198,436
Other assets
Third parties	261,724	247,530
Related parties	11,716	10,381
Deferred tax assets	248,896	274,048

Total non-current investments and other assets	1,969,007	2,088,207

Total assets	¥6,488,220	¥6,756,775

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
MARCH 31, 2009 and 2010

	Millions of yen
	2009	2010

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000	¥180,716
Short-term borrowings	—	78
Accounts payable, trade
Third parties	545,717	524,526
Related parties	122,808	107,911
Accrued payroll	58,627	54,580
Accrued interest	1,187	995
Accrued income taxes	238,742	185,890
Other current liabilities
Third parties	150,241	131,337
Related parties	2,113	2,129

Total current liabilities	1,148,435	1,188,162

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233	429,553
Accrued liabilities for point programs	94,023	151,628
Liability for employees’ retirement benefits	146,326	138,447
Other long-term liabilities
Third parties	143,103	184,036
Related parties	2,792	2,503

Total long-term liabilities	996,477	906,167

Total liabilities	2,144,912	2,094,329

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value —
Authorized — 188,130,000 and 188,130,000 shares at March 31, 2009 and 2010, respectively
Issued — 43,950,000 and 43,790,000 shares at March 31, 2009 and 2010, respectively
Outstanding — 41,759,807 and 41,605,742 shares at March 31, 2009 and 2010, respectively	949,680	949,680
Additional paid-in capital	785,045	757,109
Retained earnings	3,061,848	3,347,830
Accumulated other comprehensive income (loss)	(65,689)	(37,379)
Treasury stock, 2,190,193 and 2,184,258 shares at March 31, 2009 and 2010, respectively, at cost	(389,299)	(381,363)

Total NTT DOCOMO, INC. shareholders’ equity	4,341,585	4,635,877
Noncontrolling interests	1,723	26,569

Total equity	4,343,308	4,662,446

Commitments and contingencies
Total liabilities and equity	¥6,488,220	¥6,756,775

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2008, 2009 and 2010

	Millions of yen
	2008	2009	2010

Operating revenues:
Wireless services
Third parties	¥4,107,844	¥3,786,917	¥3,727,801
Related parties	57,390	54,165	49,108
Equipment sales
Third parties	538,195	600,630	503,086
Related parties	8,398	6,268	4,409

Total operating revenues	4,711,827	4,447,980	4,284,404

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	561,763	630,415	685,774
Related parties	249,370	242,023	214,868
Cost of equipment sold (exclusive of items shown separately below)	1,150,261	827,856	698,495
Depreciation and amortization	776,425	804,159	701,146
Selling, general and administrative
Third parties	1,025,812	980,251	1,031,011
Related parties	139,884	132,317	118,865

Total operating expenses	3,903,515	3,617,021	3,450,159

Operating income	808,312	830,959	834,245

Other income (expense):
Interest expense	(4,556)	(4,618)	(5,061)
Interest income	2,487	2,162	1,289
Other, net	(5,555)	(48,030)	5,684

Total other income (expense)	(7,624)	(50,486)	1,912

Income before income taxes and equity in net income (losses) of affiliates	800,688	780,473	836,157
Income taxes:
Current	334,462	395,467	381,507
Deferred	(11,507)	(87,067)	(43,310)

Total income taxes	322,955	308,400	338,197

Income before equity in net income (losses) of affiliates	477,733	472,073	497,960
Equity in net income (losses) of affiliates, net of applicable taxes	13,553	(672)	(852)

Net income	491,286	471,401	497,108

Less: Net (income) loss attributable to noncontrolling interests	(84)	472	(2,327)

Net income attributable to NTT DOCOMO, INC.	¥491,202	¥471,873	¥494,781

Net income	¥491,286	¥471,401	¥497,108
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(16,769)	(30,310)	13,159
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	431	28,709	1,937
Change in fair value of derivative instruments, net of applicable taxes	(525)	(4)	(63)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	658	(121)	—
Foreign currency translation adjustment, net of applicable taxes	7,299	(47,538)	5,917
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(127)	(54)	(35)
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(4,909)	(16,316)	6,828
Less: Amortization of prior service cost	(1,338)	(1,340)	(1,340)
Less: Amortization of actuarial gains and losses	502	797	1,858
Less: Amortization of transition obligation	75	81	79
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	2,232	—	—

Total other comprehensive income (loss)	(12,471)	(66,096)	28,340

Comprehensive income	478,815	405,305	525,448

Less: Comprehensive (income) loss attributable to noncontrolling interests	(77)	469	(2,357)

Comprehensive income attributable to NTT DOCOMO, INC.	¥478,738	¥405,774	¥523,091

Per share data:
Weighted average common shares outstanding — Basic and Diluted (shares)	43,120,586	42,238,715	41,705,738

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,391.36	¥11,171.58	¥11,863.62

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED MARCH 31, 2008, 2009 and 2010

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
				Accumulated		Total NTT
		Additional		other	Treasury	DOCOMO, INC.
	Common	paid-in	Retained	comprehensive	stock	shareholders’	Noncontrolling	Total
	stock	capital	earnings	income (loss)	at cost	equity	interests	equity

Balance at March 31, 2007	¥949,680	¥1,135,958	¥2,493,155	¥12,874	¥(430,364)	¥4,161,303	¥1,164	¥4,162,467

Purchase of treasury stock					(173,002)	(173,002)		(173,002)
Retirement of treasury stock		(187,387)			187,387	—		—
Cash dividends declared (¥4,400 per share)			(190,543)			(190,543)		(190,543)
Acquisition of new subsidiaries						—	44	44
Others						—	3	3
Comprehensive income
Net income			491,202			491,202	84	491,286
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(16,331)		(16,331)	(7)	(16,338)
Change in fair value of derivative instruments				133		133		133
Foreign currency translation adjustment				7,172		7,172		7,172
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(4,909)		(4,909)		(4,909)
Less: Amortization of prior service cost				(1,338)		(1,338)		(1,338)
Less: Amortization of actuarial gains and losses				502		502		502
Less: Amortization of transition obligation				75		75		75
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government				2,232		2,232		2,232

Balance at March 31, 2008	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496	¥1,288	¥4,277,784

Purchase of treasury stock					(136,846)	(136,846)		(136,846)
Retirement of treasury stock		(163,526)			163,526	—		—
Cash dividends declared (¥4,800 per share)			(203,839)			(203,839)		(203,839)
Acquisition of new subsidiaries						—	944	944
Others						—	(40)	(40)
Comprehensive income
Net income			471,873			471,873	(472)	471,401
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(1,610)		(1,610)	9	(1,601)
Change in fair value of derivative instruments				(125)		(125)		(125)
Foreign currency translation adjustment				(47,586)		(47,586)	(6)	(47,592)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(16,316)		(16,316)		(16,316)
Less: Amortization of prior service cost				(1,340)		(1,340)		(1,340)
Less: Amortization of actuarial gains and losses				797		797		797
Less: Amortization of transition obligation				81		81		81

Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared (¥5,000 per share)			(208,799)			(208,799)		(208,799)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(99)	(99)
Comprehensive income
Net income			494,781			494,781	2,327	497,108
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				6,828		6,828		6,828
Less: Amortization of prior service cost				(1,340)		(1,340)		(1,340)
Less: Amortization of actuarial gains and losses				1,858		1,858		1,858
Less: Amortization of transition obligation				79		79		79

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008, 2009 and 2010

	Millions of yen
	2008	2009	2010

Cash flows from operating activities:
Net income	¥491,286	¥471,401	¥497,108
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	776,425	804,159	701,146
Deferred taxes	(2,471)	(87,626)	(44,550)
Loss on sale or disposal of property, plant and equipment	54,359	43,304	32,735
Impairment loss on marketable securities and other investments	11,418	57,812	4,007
Equity in net (income) losses of affiliates	(22,810)	1,239	2,122
Dividends from affiliates	15,349	15,500	12,854
Changes in assets and liabilities:
Decrease / (increase) in accounts receivable	187,434	(148,909)	(1,056)
Increase / (decrease) in allowance for doubtful accounts	1,803	67	242
(Increase) / decrease in credit card receivables	(6,627)	(32,857)	(30,042)
(Increase) / decrease in inventories	(10)	23,327	(17,262)
Decrease / (increase) in prepaid expenses and other current assets	10,803	18,196	1,582
(Increase) / decrease in non-current installment receivable for handsets	(58,931)	(37,712)	13,860
(Decrease) / increase in accounts payable, trade	(50,477)	(49,286)	(21,227)
Increase / (decrease) in accrued income taxes	134,912	35,158	(53,765)
Increase / (decrease) in other current liabilities	6,206	(29,126)	(22,019)
(Decrease) / increase in accrued liabilities for point programs	(3,552)	37,390	57,605
(Decrease) / increase in liability for employees’ retirement benefits	(19,002)	29,438	(8,015)
Increase / (decrease) in other long-term liabilities	12,332	17,753	35,878
Other, net	21,693	4,449	21,615

Net cash provided by operating activities	1,560,140	1,173,677	1,182,818

Cash flows from investing activities:
Purchases of property, plant and equipment	(548,517)	(517,776)	(480,080)
Purchases of intangible and other assets	(216,816)	(241,373)	(245,488)
Purchases of non-current investments	(124,312)	(313,889)	(10,027)
Proceeds from sale and redemption of non-current investments	101,341	660	9,534
Acquisitions of subsidiaries, net of cash acquired	(14,797)	568	(29,209)
Purchases of short-term investments	(6,562)	(32,977)	(377,591)
Redemption of short-term investments	5,443	32,255	69,605
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	50,000	—
Short-term bailment for consumption to a related party	—	—	(90,000)
Other, net	(4,629)	(8,451)	(10,670)

Net cash used in investing activities	(758,849)	(1,030,983)	(1,163,926)

Cash flows from financing activities:
Proceeds from long-term debt	—	239,913	—
Repayment of long-term debt	(131,005)	(77,071)	(29,042)
Proceeds from short-term borrowings	15,249	62,274	138,214
Repayment of short-term borrowings	(15,351)	(64,032)	(138,149)
Principal payments under capital lease obligations	(2,821)	(2,837)	(3,256)
Payments to acquire treasury stock	(173,002)	(136,846)	(20,000)
Dividends paid	(190,543)	(203,839)	(208,709)
Other, net	(2)	(3)	(3)

Net cash provided by (used in) financing activities	(497,475)	(182,441)	(260,945)

Effect of exchange rate changes on cash and cash equivalents	27	(7,610)	220

Net increase (decrease) in cash and cash equivalents	303,843	(47,357)	(241,833)
Cash and cash equivalents at beginning of year	343,062	646,905	599,548

Cash and cash equivalents at end of year	¥646,905	¥599,548	¥357,715

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥20,346	¥21,999	¥1,323
Cash paid during the year for:
Interest, net of amount capitalized	4,656	4,141	5,251
Income taxes	200,079	383,838	436,459
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,579	2,334	2,347
Acquisitions of shares through share exchange	—	—	15,023
Acquisitions of exchangeable bonds through share exchange	—	—	20,821
Acquisitions of shares through conversion of exchangeable bonds	—	—	26,326
Retirement of treasury stock	187,387	163,526	27,936

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 33.71% of which is owned by the Japanese government, owns 63.12% of DOCOMO’s issued stock and 66.43% of DOCOMO’s voting stock outstanding as of March 31, 2010.

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

DOCOMO maintains its books and records and prepares its statutory financial statements in conformity with the Japanese Telecommunications Business Act and the related accounting regulations and accounting principles generally accepted in Japan, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP and, therefore, reflect certain adjustments to DOCOMO’s books and records.

(1)	Adoption of new accounting standards

Business Combinations

Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to business combinations. This pronouncement requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. This pronouncement also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of this pronouncement did not have a material impact on DOCOMO’s results of operations and financial position.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in the consolidated financial statements. This pronouncement requires noncontrolling interests held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of this pronouncement, “Noncontrolling

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

interests”, which was previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, is now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income or loss attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of this pronouncement changed the presentation and disclosure of noncontrolling interests in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

Fair Value Measurements and Disclosures

In January 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. ASU2010-06 requires disclosure of fair value measurements by class instead of major category as well as significant transfers between Level 1 and Level 2 and the reasons for the transfers regarding assets and liabilities that are measured on a recurring basis. The adoption of ASU2010-06 resulted in expanded disclosure but did not have any impact on DOCOMO’s results of operations and financial position. See Note 18 for further discussion. ASU2010-06 will require separate disclosures regarding the amounts of purchases, sales, issuances and settlements in Level 3 fair value measurements. This requirement is effective for fiscal years beginning after December 15, 2010.

(2)	Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and accordingly determines whether DOCOMO should consolidate the entity. For the years ended March 31, 2008, 2009 and 2010, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DOCOMO has identified the following areas where it believes estimates and assumptions are particularly critical to the consolidated financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of investments, accrued liabilities for point programs, pension liabilities and revenue recognition.

During the year ended March 31 2009, DOCOMO decreased the estimated useful lives of its long lived assets related to its mova services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to FOMA, DOCOMO has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥60,072 million in “Income before income taxes and equity in net income (losses) of affiliates”, ¥35,563 million in “Net income attributable to NTT DOCOMO, INC.” and ¥841.95 in “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” in the accompanying consolidated statement of income

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

and comprehensive income for the year ended March 31, 2009. The impact on the results of operations and financial position for the year ended March 31, 2010 is not material. The change is reflected prospectively and prior periods have not been adjusted.

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

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless communications business, DOCOMO wrote down and disposed of obsolete handsets during the years ended March 31, 2008, 2009 and 2010 resulting in losses totaling ¥16,946 million, ¥14,180 million and ¥18,539 million, respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

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

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	8 to 16 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	42 to 56 years
Tools, furniture and fixtures	4 to 15 years

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Depreciation and amortization expenses for the years ended March 31, 2008, 2009 and 2010 were ¥579,101 million, ¥614,481 million, and ¥513,753 million, respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amounts of such telecommunications equipment and its accumulated depreciation are deducted from the respective accounts. Any remaining balance is charged to expense immediately. DOCOMO estimates the fair values of its asset retirement obligations to restore certain leased land and buildings used for DOCOMO’s wireless telecommunications equipment to their original states. The aggregate fair values of its asset retirement obligations do not have a material impact on DOCOMO’s results of operations or financial position.

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

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DOCOMO is able to exercise significant influence over the investee, but does not have a controlling financial interest. Under the equity method of accounting, DOCOMO records its share of earnings and losses of the affiliate and adjusts its carrying amount. DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate. For some investees accounted for under the equity method, DOCOMO records its share of income or losses of such investees with up to 3 months lag in its consolidated statements of income and comprehensive income.

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

Marketable securities and other investments—

Marketable securities consist of debt and equity securities. DOCOMO determines the appropriate classification of its investment securities at the time of purchase. DOCOMO periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether a decline in value is other than temporary, DOCOMO considers whether DOCOMO has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

value, the severity and duration of the decline, changes in value subsequent to year-end, forecasted earnings performance of the investee and the general market condition in the geographic area or industry the investee operates in.

Equity securities held by DOCOMO, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss)”. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Debt securities held by DOCOMO, which DOCOMO has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss)”. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of 3 months or less at the date of purchase are recorded as “Cash and cash equivalents”, while those with original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year are recorded as “Short-term investments” in the consolidated balance sheets.

DOCOMO did not hold or transact any trading securities during the years ended March 31, 2008, 2009 and 2010.

Other investments include equity securities whose fair values are not readily determinable. Equity securities whose fair values are not readily determinable are carried at cost. Other-than-temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets and rights to use certain telecommunications facilities of wireline operators.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Goodwill related to equity method investments is tested for impairment as a part of the other-than-temporary impairment assessment of the equity method investment as a whole.

Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets and rights to use telecommunications facilities of wireline operators are amortized on a straight-line basis over their useful lives.

DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are being amortized over a period of 5 years at a maximum.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of noncontrolling interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets had been amortized over 6 years, which was the expected term of subscription in mobile phone business.

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

Hedging activities—

DOCOMO uses derivative instruments including interest rate swap agreements, foreign currency swap contracts and foreign exchange forward contracts and other financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative instruments for trading purposes.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

DOCOMO discontinues hedge accounting when it is determined that the derivative instruments or other financial instruments are no longer highly effective as a hedge or when DOCOMO decides to discontinue the hedging relationship.

Cash flows from derivative instruments that are designated as qualifying hedges are classified in the consolidated statements of cash flows under the same categories as the cash flows from the relevant assets, liabilities or anticipated transactions.

Accrued liabilities for point programs—

DOCOMO offers “docomo Points Service,” which provides benefits, including discount on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. In determining the accrued liabilities for point programs, DOCOMO estimates such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription.

Employees’ retirement benefit plans—

DOCOMO recognizes the funded status of its benefit plans, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and prior service cost, both of which are included in “Accumulated other comprehensive income (loss)”, are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

Revenue recognition—

DOCOMO primarily generates revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

DOCOMO sets its wireless services rates in accordance with the Japanese Telecommunications Business Act and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of basic monthly charges, airtime charges and fees for activation.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers a billing arrangement called “Nikagetsu Kurikoshi” (2 month carry-over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

Equipment sales are recognized as revenues when equipment is accepted by agent resellers and all inventory risk is transferred from DOCOMO. Certain commissions paid to agent resellers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers.

DOCOMO enables subscribers to select installment payments for the purchase of the handset over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of the handset by the subscribers. DOCOMO then includes current installments for the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. This is a separate contract from the wireless services contract between DOCOMO and the subscriber or the handset purchase agreement between the agent reseller and the subscriber, and cash collection from the subscriber is the recovery of the cash payment. Therefore, cash collection from subscribers for the purchased handsets does not have an impact on DOCOMO’s revenue.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Current deferred revenue	¥ 104,287	¥ 84,848
Long-term deferred revenue	72,542	71,085
Current deferred charges	16,606	12,657
Long-term deferred charges	72,542	71,085

Current deferred revenue is included in “Other current liabilities” in the consolidated balance sheets.

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with point programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to sales agents represent the largest portion of selling, general and administrative expenses.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income taxes—

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

DOCOMO determines whether it is more likely than not that a tax position will be sustained and, if any, DOCOMO determines the amount of tax benefit to recognize in the financial statements. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income and comprehensive income.

Earnings per share attributable to NTT DOCOMO, INC.—

Basic earnings per share attributable to NTT DOCOMO, INC. include no dilution and are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share attributable to NTT DOCOMO, INC. assume the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

DOCOMO did not issue dilutive securities during the years ended March 31, 2008, 2009 and 2010, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

(3)	Reclassifications

Certain reclassifications are made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2010.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2009 and 2010 comprised the following:

	Millions of yen
	2009	2010

Cash	¥ 349,564	¥ 277,715
Certificates of deposit	160,000	40,000
Bailment for consumption	60,000	20,000
Other	29,984	20,000

Total	¥ 599,548	¥ 357,715

Information regarding “Bailment for consumption” is disclosed in Note 13.

4.	Inventories:

“Inventories” as of March 31, 2009 and 2010 comprised the following:

	Millions of yen
	2009	2010

Telecommunications equipment to be sold	¥ 121,315	¥ 137,145
Materials and supplies	239	995
Other	1,652	3,137

Total	¥ 123,206	¥ 141,277

5.	Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

As of March 31, 2009 and 2010, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”). DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote the credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

As of March 31, 2009 and 2010, DOCOMO held approximately 14% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In accordance with an agreement entered into on January 31, 2006 between PLDT and its major shareholders, including NTT Com and DOCOMO, DOCOMO has the right to exercise the entire 21% voting rights associated with the ownership interest collectively held by DOCOMO and NTT Com. As DOCOMO obtained the ability to exercise significant influence over PLDT, DOCOMO has accounted for the investment by applying the equity method from the date of the initial acquisition of PLDT shares. The prior period financial statements have not been retroactively adjusted to reflect the application of the equity method from the date of the initial investments because the impact on results of operations and net equity of DOCOMO is not material to the prior or current period financial statements presented.

DOCOMO determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. During the year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in net income (loss) of affiliates. As a result, “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income and comprehensive income for the year ended March 31, 2009 decreased by ¥4,817 million and “Investments in affiliates” in consolidated balance sheets as of March 31, 2009 decreased by ¥8,137 million.

DOCOMO’s carrying amount of its investment in PLDT was ¥109,042 million and ¥105,944 million as of March 31, 2009 and 2010, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥119,801 million and ¥134,088 million as of March 31, 2009 and 2010, respectively.

Tata Teleservices Limited—

As of March 31, 2009 and 2010, DOCOMO held approximately 26% of the outstanding common shares of Tata Teleservices Limited (“TTSL”), which were acquired for ¥252,321 million.

On November 12, 2008, DOCOMO entered into a capital alliance with TTSL and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, DOCOMO acquired the outstanding common shares of TTSL pursuant to the capital alliance and accounted for the investment by applying the equity method.

DOCOMO determined the fair value of tangible, intangible and other assets and liabilities of TTSL with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its investment in equity in TTSL. During the year ended March 31, 2010, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in TTSL were charged to equity in net income (loss) of affiliates. As a result, “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statements of income and comprehensive income for the year ended March 31, 2010 decreased by ¥2,788 million and “Investments in affiliates” in the consolidated balance sheets as of March 31, 2010 decreased by ¥4,710 million.

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO recorded impairment charges for other-than-temporary declines during the years ended March 31, 2008 and 2009. The impairments did not have a material impact on DOCOMO’s results of operations or financial position. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying statements of income and comprehensive income. DOCOMO has determined that the estimated fair values of each of its investments in affiliates as of March 31, 2010 are not less than the related carrying values on an individual basis.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

All of the equity method investees, except for PLDT, are privately held companies as of March 31, 2010.

DOCOMO’s cumulative share of the earnings or losses of affiliates, less amounts distributed by affiliates as dividends, was ¥8,469 million, ¥10,346 million and ¥11,967 million, as of March 31, 2008, 2009 and 2010, respectively. Dividends received from affiliates were ¥15,349 million, ¥15,500 million and ¥12,854 million for the years ended March 31, 2008, 2009 and 2010, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s “Investments in affiliates” in the accompanying consolidated balance sheets as of March 31, 2009 and 2010 was greater by ¥210,600 million and ¥421,132 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The difference mainly consisted of goodwill and amortizable intangible assets. The difference as of March 31, 2009 does not include the effect of the investment in TTSL, which was made on March 25, 2009.

6.	Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Marketable securities:
Available-for-sale	¥ 112,967	¥ 136,631
Other investments	28,582	14,395

Sub-total	¥ 141,549	¥ 151,026
Less: Available-for-sale securities classified as “Short-term investments”	(5)	—

Marketable securities and other investments (Non-current)	¥ 141,544	¥ 151,026

Maturities of debt securities classified as available-for-sale as of March 31, 2009 and 2010 were as follows:

	Millions of yen		Millions of yen
	2009		2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Due within 1 year	¥5	¥5	¥—	¥—
Due after 1 year through 5 years	—	—	4	4
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥5	¥5	¥4	¥4

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The aggregate cost, gross unrealized holding gains and losses and fair value by type of available-for-sale securities as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009
	Cost / Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value

Available-for-sale:
Equity securities	¥118,509	¥1,352	¥6,899	¥112,962
Debt securities	5	0	—	5

	Millions of yen
	2010
	Cost / Amortized	Gross unrealized	Gross unrealized
	cost	holding gains	holding losses	Fair value

Available-for-sale:
Equity securities	¥121,308	¥20,257	¥4,938	¥136,627
Debt securities	4	—	0	4

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2008, 2009 and 2010 were as follows:

	Millions of yen
	2008	2009	2010

Proceeds	¥ 896	¥ 660	¥ 71,640
Gross realized gains	748	377	5,627
Gross realized losses	(2)	(267)	(4,934)

Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2009 and 2010, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2009
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses

Available-for-sale:
Equity securities	¥62,405	¥6,899	¥—	¥—	¥62,405	¥6,899
Cost method investments	438	1,398	35	68	473	1,466

	Millions of yen
	2010
	Less than		12 months
	12 months		or longer		Total
		Gross unrealized		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses	Fair value	holding losses

Available-for-sale:
Equity securities	¥18,156	¥2,302	¥19,835	¥2,636	¥37,991	¥4,938
Debt securities	4	0	—	—	4	0
Cost method investments	—	—	276	1,309	276	1,309

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Cost method investments included in other investments	¥ 28,538	¥ 14,351
Including: Investments whose fair values were not evaluated for impairment	25,709	9,918

The amount of other-than-temporary impairment of marketable securities and other investments is disclosed in Note 12.

DOCOMO held approximately 11% of the outstanding common shares of KT Freetel Co., Ltd. (“KTF”) as of March 31, 2009, with the initial acquisition cost of ¥65,602 million. On January 20, 2009, DOCOMO agreed with KT Corporation (“KT”) that DOCOMO would exchange 40% of its KTF shareholding for KT common shares and the remaining 60% for KT exchangeable bonds in connection with the proposed merger between KT and KTF. Therefore, DOCOMO determined that the decline in value of KTF shares was other than temporary and recognized ¥26,313 million of impairment loss on the investment in KTF shares based on its fair value as of March 31, 2009. The loss is recorded in other income (expense) under the line item “Other, net” in the consolidated statement of income and comprehensive income for the year ended March 31, 2009.

The exchange of KTF shares for KT exchangeable bonds and for KT common shares was carried out on May 27, 2009 and June 1, 2009, respectively. KT exchangeable bonds were acquired for ¥20,821 million and DOCOMO recognized ¥2,753 million of realized loss. KT common shares were acquired for ¥15,023 million and DOCOMO recognized ¥692 million of realized loss. The exchange of KT exchangeable bonds for KT ADRs was carried out on December 14, 2009. KT ADRs were acquired for ¥26,326 million and DOCOMO recognized ¥5,477 million of realized gain. These amounts are included in the table of proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the year ended March 31, 2010 which is presented above.

7.	Goodwill and other intangible assets:

Goodwill—

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining noncontrolling interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009
	Mobile phone	Miscellaneous
	business	businesses	Consolidated

Balance at beginning of year	¥139,890	¥18,999	¥158,889
Goodwill acquired during the year	18	102	120
Goodwill decreased during the year	(0)	(344)	(344)
Foreign currency translation adjustment	(1,293)	(2,987)	(4,280)

Balance at end of year	¥138,615	¥15,770	¥154,385

	Millions of yen
	2010
	Mobile phone	Miscellaneous
	business	businesses	Consolidated

Balance at beginning of year	¥138,615	¥15,770	¥154,385
Goodwill acquired during the year	—	43,456	43,456
Goodwill increased during the year	—	345	345
Foreign currency translation adjustment	60	190	250

Balance at end of year	¥138,675	¥59,761	¥198,436

Information regarding operating segments is discussed in Note 14.

The main component of goodwill acquired during the year ended March 31, 2010 was ¥40,030 million associated with the acquisition of 51.0% shares of OAK LAWN MARKETING, INC.

Other intangible assets—

Other intangible assets, as of March 31, 2009 and 2010 comprised the following:

	Millions of yen
	2009
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Amortizable intangible assets:
Software for telecommunications network	¥691,124	¥464,579	¥226,545
Internal-use software	939,103	673,258	265,845
Software acquired to be used in the manufacture of handsets	124,954	58,273	66,681
Customer related assets	50,949	50,949	—
Rights to use telecommunications facilities of wireline operators	20,820	9,604	11,216
Other	11,649	3,208	8,441

Total amortizable intangible assets	¥1,838,599	¥1,259,871	¥578,728

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Millions of yen
	2010
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Amortizable intangible assets:
Software for telecommunications network	¥783,874	¥540,767	¥243,107
Internal-use software	1,014,142	740,675	273,467
Software acquired to be used in the manufacture of handsets	158,738	77,877	80,861
Rights to use telecommunications facilities of wireline operators	18,193	6,380	11,813
Other	21,844	6,123	15,721

Total amortizable intangible assets	¥1,996,791	¥1,371,822	¥624,969

Unamortizable intangible assets:
Trademarks and trade names			¥3,722

Total unamortizable intangible assets			¥3,722

Total			¥628,691

The amount of amortizable intangible assets acquired during the year ended March 31, 2010 was ¥235,273 million, the main components of which were software for telecommunications network in the amount of ¥95,638 million and internal-use software in the amount of ¥94,651 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2008, 2009 and 2010 was ¥197,324 million, ¥189,678 million and ¥187,393 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2011, 2012, 2013, 2014 and 2015 is ¥191,361 million, ¥144,658 million, ¥102,016 million, ¥68,438 million, and ¥35,196 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2010 is 5.1 years.

The amount of unamortizable intangible assets acquired during the year ended March 31, 2010 was ¥3,722 million, the component of which was trademarks and trade names. DOCOMO did not hold unamortizable intangible assets as of March 31, 2009.

8.	Other assets:

“Other assets” as of March 31, 2009 and 2010 comprised the following:

	Millions of yen
	2009	2010

Deposits	¥81,557	¥79,151
Deferred customer activation costs	72,542	71,085
Installment receivables for handsets (Non-current)	96,799	85,753
Allowance for doubtful accounts	(1,350)	(4,047)
Other	23,892	25,969

Total	¥273,440	¥257,911

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9.	Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	¥—	¥78
(Year ended March 31, 2010 — weighted-average interest of 7.6% per annum)

Total short-term borrowings	¥—	¥78

Long-term debt as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥572,233	¥572,097
(Year ended March 31, 2009 — interest rates per annum : 1.0%-2.0%, due : years ending March 31, 2011-2019)
(Year ended March 31, 2010 — interest rates per annum : 1.0%-2.0%, due : years ending March 31, 2011-2019)
Unsecured indebtedness to financial institutions	67,000	38,000
(Year ended March 31, 2009 — interest rates per annum : 1.0%-1.5%, due : years ending March 31, 2010-2013)
(Year ended March 31, 2010 — interest rates per annum : 1.3%-1.5%, due : years ending March 31, 2011-2013)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	—	172
(Year ended March 31, 2010 — variable rate per annum : 4.6% as of March 31, 2010, due : year ending March 31, 2012)

Sub-total	¥639,233	¥610,269
Less: Current portion	(29,000)	(180,716)

Total long-term debt	¥610,233	¥429,553

DOCOMO issued ¥240,000 million unsecured corporate bonds in total during the year ended March 31, 2009.

Interest rates on DOCOMO’s borrowings are mainly fixed. DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 19. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2008, 2009 and 2010 totaled ¥5,882 million, ¥7,187 million and ¥7,441 million, respectively. “Interest expense” in the consolidated statements of income and comprehensive income excludes the amounts of capitalized interest.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The aggregate amounts of annual maturities of long-term debt as of March 31, 2010, were as follows:

Millions of
Year ending March 31,	yen

2011	¥180,716
2012	174,553
2013	75,000
2014	70,000
2015	—
Thereafter	110,000

Total	¥610,269

10.	Equity:

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

The distributable amount available for the payments of dividends to shareholders as of March 31, 2010 was ¥3,213,669 million and was included in “Additional paid-in capital” and “Retained earnings”.

In the general meeting of shareholders held on June 18, 2010, the shareholders approved cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2010, which were declared by the board of directors on April 28, 2010.

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

Issued shares and treasury stock—

DOCOMO acquired treasury stock at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which its eight regional subsidiaries were dissolved and merged into DOCOMO as of July 1, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The changes in the number of issued shares and treasury stock for the years ended March 31, 2008, 2009 and 2010 were as follows, where fractional shares are rounded off:

	Number of	Number of
	issued shares	treasury stock

As of March 31, 2007	45,880,000	2,286,356

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	965,666
Acquisition of fractional shares	—	51
Retirement of treasury stock	(1,010,000)	(1,010,000)

As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	856,405
Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	4
Retirement of treasury stock	(920,000)	(920,000)

As of March 31, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065
Retirement of treasury stock	(160,000)	(160,000)

As of March 31, 2010	43,790,000	2,184,258

Effective August 1, 2008, DOCOMO abolished the fractional share system.

DOCOMO has not issued shares other than shares of its common stock.

The general meetings of shareholders approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock	budget for share
Date of the general		to be repurchased	repurchase
meeting of shareholders	Term of repurchase	(Shares)	(Millions of yen)

June 20, 2006	June 20, 2006 - June 19, 2007	1,400,000	¥250,000
June 19, 2007	June 20, 2007 - June 19, 2008	1,000,000	200,000
June 20, 2008	June 21, 2008 - June 20, 2009	900,000	150,000

The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock	budget for share
Date of the meeting of the		to be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)

November 9, 2009	November 10, 2009 - November 30, 2009	160,000	¥20,000

The aggregate number and price of shares repurchased for the years ended March 31, 2008, 2009 and 2010 were as follows:

Year ended March 31,	Shares	Millions of yen

2008	965,717	¥173,002
2009	868,120	136,846
2010	154,065	20,000

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

		Millions of
Date of the board of directors	Shares	yen

March 28, 2008	1,010,000	¥187,387
March 26, 2009	920,000	163,526
March 26, 2010	160,000	27,936

Accumulated other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss), net of applicable taxes, were as follows:

	Millions of yen
	Unrealized holding	Change in fair
	gains (losses) on	value	Foreign currency		Accumulated other
	available-for-sale	of derivative	translation	Pension liability	comprehensive
	securities	instruments	adjustment	adjustment	income (loss)

As of March 31, 2007	¥13,829	¥(58)	¥7,427	¥(8,324)	¥12,874
2008 change	(16,331)	133	7,172	(3,438)	(12,464)

As of March 31, 2008	¥(2,502)	¥75	¥14,599	¥(11,762)	¥410
2009 change	(1,610)	(125)	(47,586)	(16,778)	(66,099)

As of March 31, 2009	¥(4,112)	¥(50)	¥(32,987)	¥(28,540)	¥(65,689)
2010 change	15,096	(63)	5,852	7,425	28,310

As of March 31, 2010	¥10,984	¥(113)	¥(27,135)	¥(21,115)	¥(37,379)

The amount of taxes applied to the items in “Accumulated other comprehensive income (loss)” is described in Note 16.

11.	Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥100,035 million, ¥100,793 million and ¥109,916 million for the years ended March 31, 2008, 2009 and 2010, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included in “Selling, general and administrative” expenses and amounted to ¥55,357 million, ¥54,986 million and ¥54,114 million for the years ended March 31, 2008, 2009 and 2010, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12.	Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Net realized gains (losses) on investments in affiliates	¥333	¥—	¥(26)
Net realized gains on marketable securities and other investments	746	110	693
Other-than-temporary impairment of marketable securities and other investments	(11,418)	(57,812)	(4,007)
Foreign exchange gains (losses), net	(1,609)	(851)	(615)
Rental revenue received	2,256	2,144	2,524
Dividends income	3,310	2,951	4,652
Penalties and compensation for damages	2,193	4,161	2,204
Other, net	(1,366)	1,267	259

Total	¥(5,555)	¥(48,030)	¥5,684

13.	Related party transactions:

As previously described, DOCOMO is majority-owned by NTT, which is a holding company for more than 600 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliated companies in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless communications services. During the years ended March 31, 2008, 2009 and 2010, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥78,112 million, ¥70,840 million and ¥72,928 million, respectively.

DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE, of which DOCOMO owned 2.9% as of March 31, 2010. Accordingly, NTT FINANCE is a related party of DOCOMO. Under the terms of the contracts, excess cash generated at DOCOMO are bailed to NTT FINANCE and NTT FINANCE manages the funds on behalf of DOCOMO. DOCOMO can withdraw the funds upon its demand and receives relevant interests from NTT FINANCE. The funds are accounted for as “Cash and cash equivalents” or “Short-term investments” depending on the initial contract periods.

The balance of bailment was ¥60,000 million as of March 31, 2009. The assets related to the contracts were recorded as “Cash and cash equivalents” in the consolidated balance sheet as of March 31, 2009. The contracts had remaining terms to maturity ranging up to 1 month with an average interest rate of 0.5% per annum as of March 31, 2009.

The balance of bailment was ¥110,000 million as of March 31, 2010. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥20,000 million and “Short-term investments” of ¥90,000 million in the

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

consolidated balance sheet as of March 31, 2010. The contracts had remaining terms to maturity ranging up to 4 months with an average interest rate of 0.3% per annum as of March 31, 2010.

The average balance of the contracts of bailment expired during the year ended March 31, 2008, 2009 and 2010 was ¥51,243 million, ¥48,778 million and ¥15,616 million, respectively. The recorded amounts of interest income derived from the contracts were ¥388 million, ¥270 million and ¥75 million for the years ended March 31, 2008, 2009 and 2010, respectively.

14.	Segment reporting:

The operating segments reported below are those for which segment-specific financial information is available. DOCOMO’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S.GAAP.

DOCOMO has two operating segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO terminated its PHS services on January 7, 2008. Therefore, “PHS business”, which was presented separately in the past, has been reclassified into “Miscellaneous businesses” in the tables below. DOCOMO plans to terminate mova services on March 31, 2012. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which are not allocated to any operating segment.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2008	business	businesses	Corporate	Consolidated

Operating revenues	¥4,647,132	¥64,695	¥—	¥4,711,827
Operating expenses	3,788,943	114,572	—	3,903,515

Operating income (loss)	¥858,189	¥(49,877)	¥—	¥808,312

Other income (expense)				¥(7,624)

Income before income taxes and equity in net income (losses) of affiliates				¥800,688

Other significant non-cash item:
Point program expense	¥83,314	¥1,028	¥—	¥84,342

Total assets	¥4,838,663	¥100,332	¥1,271,839	¥6,210,834

Depreciation and amortization	¥767,481	¥8,944	¥—	¥776,425

Capital expenditures	¥623,975	¥—	¥134,768	¥758,743

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2009	business	businesses	Corporate	Consolidated

Operating revenues	¥4,381,254	¥66,726	¥—	¥4,447,980
Operating expenses	3,525,967	91,054	—	3,617,021

Operating income (loss)	¥855,287	¥(24,328)	¥—	¥830,959

Other income (expense)				¥(50,486)

Income before income taxes and equity in net income (losses) of affiliates				¥780,473

Other significant non-cash item:
Point program expense	¥111,062	¥3,663	¥—	¥114,725

Total assets	¥4,960,000	¥139,617	¥1,388,603	¥6,488,220

Depreciation and amortization	¥796,807	¥7,352	¥—	¥804,159

Capital expenditures	¥601,307	¥—	¥136,299	¥737,606

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Millions of yen
	Mobile phone	Miscellaneous
Year ended March 31, 2010	business	businesses	Corporate	Consolidated

Operating revenues	¥4,167,704	¥116,700	¥—	¥4,284,404
Operating expenses	3,322,064	128,095	—	3,450,159

Operating income (loss)	¥845,640	¥(11,395)	¥—	¥834,245

Other income (expense)				¥1,912

Income before income taxes and equity in net income (losses) of affiliates				¥836,157

Other significant non-cash item:
Point program expense	¥134,954	¥7,266	¥—	¥142,220

Total assets	¥4,949,025	¥259,283	¥1,548,467	¥6,756,775

Depreciation and amortization	¥691,851	¥9,295	¥—	¥701,146

Capital expenditures	¥556,829	¥—	¥129,679	¥686,508

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2008, 2009 and 2010.

Revenues from external customers for each similar product and service were as follows:

	Millions of yen
Year ended March 31,	2008	2009	2010

Operating Revenues :
Wireless services	¥4,165,234	¥3,841,082	¥3,776,909
Cellular services revenues	4,018,988	3,661,283	3,499,452
— Voice revenues	2,645,096	2,149,617	1,910,499
Including: FOMA services	2,084,263	1,877,835	1,785,518
— Packet communications revenues	1,373,892	1,511,666	1,588,953
Including: FOMA services	1,254,648	1,449,440	1,558,284
Other revenues	146,246	179,799	277,457
Equipment sales	546,593	606,898	507,495

Total operating revenues	¥4,711,827	¥4,447,980	¥4,284,404

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.	Employees’ retirement benefits:

Severance payments and contract-type corporate pension plan—

Employees whose services with DOCOMO are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations. The amounts are determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the non-contributory defined benefit pension plans (“Defined benefit pension plans”) sponsored by DOCOMO.

The following table presents reconciliations and changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2009 and 2010. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

	Millions of yen
	2009	2010

Change in benefit obligations:
Projected benefit obligation, beginning of year	¥182,228	¥186,177
Service cost	9,216	9,204
Interest cost	4,058	3,979
Actuarial (gain) loss	914	592
Transfer of liability from defined benefit pension plans of the NTT group	245	215
Other	—	151
Benefit payments	(10,484)	(9,950)

Projected benefit obligation, end of year	¥186,177	¥190,368
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥79,544	¥67,040
Actual return on plan assets	(13,106)	9,864
Employer contributions	2,676	2,680
Transfer of plan assets from defined benefit pension plans of the NTT group	57	49
Benefit payments	(2,131)	(2,563)

Fair value of plan assets, end of year	¥67,040	¥77,070
At March 31:
Funded status	¥(119,137)	¥(113,298)

The amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Liability for employees’ retirement benefits	¥(119,155)	¥(113,332)
Prepaid pension cost	18	34

Net amount recognized	¥(119,137)	¥(113,298)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Actuarial gains (losses), net	¥(48,865)	¥(39,052)
Prior service cost	16,425	14,518
Transition obligation	(1,185)	(1,060)

Total	¥(33,625)	¥(25,594)

The accumulated benefit obligation for the Defined benefit pension plans was ¥180,214 million and ¥184,555 million as of March 31, 2009 and 2010, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥186,169	¥190,346
Fair value of plan assets	67,014	77,014
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥180,207	¥184,532
Fair value of plan assets	67,014	77,014

The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Service cost	¥9,521	¥9,216	¥9,204
Interest cost on projected benefit obligation	3,889	4,058	3,979
Expected return on plan assets	(2,144)	(2,116)	(1,649)
Amortization of prior service cost	(1,907)	(1,907)	(1,907)
Amortization of actuarial gains and losses	834	1,192	2,190
Amortization of transition obligation	127	127	125

Net periodic pension cost	¥10,320	¥10,570	¥11,942

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥6,018	¥16,136	¥(7,623)
Amortization of prior service cost	1,907	1,907	1,907
Amortization of actuarial gains and losses	(834)	(1,192)	(2,190)
Amortization of transition obligation	(127)	(127)	(125)

Total recognized in “Accumulated other comprehensive income (loss)”	¥6,964	¥16,724	¥(8,031)

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)”	¥17,284	¥27,294	¥3,911

The amount of actuarial losses, unrecognized transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the year ending March 31, 2011 is ¥1,497 million, ¥125 million and ¥(1,907) million, respectively.

The assumptions used in determination of the pension plans’ projected benefit obligations as of March 31, 2009 and 2010 were as follows:

	2009	2010

Discount rate	2.2%	2.1%
Long-term rate of salary increases	2.2	2.2

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010

Discount rate	2.2%	2.3%	2.2%
Long-term rate of salary increases	2.1	2.2	2.2
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2010. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2010
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	¥443	¥443	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,332	19,273	2,059	—
Domestic corporate bonds	7,147	—	7,147	—
Foreign government bonds	6,518	6,043	475	—
Foreign corporate bonds	381	21	308	52
Equity securities
Domestic stocks	19,610	19,346	264	—
Foreign stocks	9,916	9,916	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	755	—	755	—
Domestic equity securities	1,244	—	1,244	—
Foreign debt securities	366	—	366	—
Foreign equity securities	861	—	861	—
Life insurance company general accounts	6,715	—	6,715	—
Others	1,782	(0)	(0)	1,782

Total	¥77,070	¥55,042	¥20,194	¥1,834

Cash and cash equivalents
Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities
Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. Fair value measured by inputs derived from unobservable data is classified as Level 3.

Equity securities
Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Securities investment trust beneficiary certificates
Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair values of securities investment trust beneficiary certificates are measured by inputs derived principally from observable market data provided by financial institutions. Therefore, they are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Life insurance company general accounts
Life insurance company general accounts are the financial assets which guarantee an expected rate of return and a principal and they are all classified as Level 2.

Others
Others include fund of hedge funds and pension investment trust beneficiary rights. Fair value measured by inputs derived from unobservable data provided by financial institutions is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2010 was: domestic bonds, 40.0%; domestic stocks, 25.0%; foreign bonds, 10.0%; foreign stocks, 15.0%; and life insurance company general accounts, 10.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

As of March 31, 2009 and 2010, securities owned by the Defined benefit pension plans as its plan asset included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥498 million (0.8% of total plan assets) and ¥543 million (0.7% of total plan assets), respectively.

DOCOMO’s pension plan assets do not have a concentration of material risks, including market risks and credit risks.

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

DOCOMO expects to contribute ¥3,289 million to the Defined benefit pension plans in the year ending March 31, 2011.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen

2011	¥11,364
2012	10,966
2013	11,653
2014	11,827
2015	11,607
2016-2020	69,666

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥13,369 million, ¥13,627 million and ¥14,425 million for the years ended March 31, 2008, 2009 and 2010, respectively.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2009 and 2010 represented approximately 10.6% and 10.8% of the total members.

In February 2008, the NTT CDBP transferred the remaining substitutional obligation and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. DOCOMO accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial gains and losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥3,892 million, and the excess of projected benefit obligation over the accumulated benefit obligation, which was ¥4,395 million, were netted and recognized as settlement gain of ¥503 million from the transaction. The net of the obligation settled and the assets transferred to the government was recognized as a gain on subsidy from the government of ¥24,199 million. As a result of recording the settlement gain and governmental subsidy as reduction of “Selling, general and administrative”, the aggregate amount of ¥24,702 million was recognized as decrease in operating expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2008. A “Decrease in liability for employees’ retirement benefits” of ¥19,002 million recognized in the consolidated statements of cash flows for the year ended March 31, 2008 was net of a decrease of ¥24,702 million in liability for employees’ retirement benefits due to gain on transfer of substitutional portion and an increase of ¥5,700 million in liability for employees’ retirement benefits which was derived from other factors.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2009 and 2010. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2009 and 2010.

	Millions of yen
	2009	2010

Change in benefit obligations:
Projected benefit obligation, beginning of year	¥78,285	¥83,473
Service cost	3,132	3,216
Interest cost	1,790	1,798
Actuarial (gain) loss	2,111	2,160
Internal adjustment due to transfer of employees within the NTT group	(715)	(734)
Benefit payments	(1,130)	(1,199)

Projected benefit obligation, end of year	¥83,473	¥88,714
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥64,309	¥56,302
Actual return on plan assets	(7,535)	7,783
Employer contributions	816	800
Employee contributions	416	411
Internal adjustment due to transfer of employees within the NTT group	(574)	(498)
Benefit payments	(1,130)	(1,199)

Fair value of plan assets, end of year	¥56,302	¥63,599
At March 31:
Funded status	¥(27,171)	¥(25,115)

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Actuarial gains (losses), net	¥(16,383)	¥(11,288)
Prior service cost	1,783	1,426

Total	¥(14,600)	¥(9,862)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥66,585 million and ¥71,285 million at March 31, 2009 and 2010, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥83,473	¥88,714
Fair value of plan assets	56,302	63,599
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥66,559	¥71,243
Fair value of plan assets	56,276	63,554

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Service cost	¥3,244	¥3,132	¥3,216
Interest cost on projected benefit obligation	2,872	1,790	1,798
Expected return on plan assets	(2,339)	(1,613)	(1,402)
Amortization of prior service cost	(357)	(357)	(357)
Amortization of actuarial gains and losses	16	97	874
Contribution from employees	(452)	(416)	(411)

Net periodic pension cost	¥2,984	¥2,633	¥3,718

Gain on transfer of substitutional portion of pension liabilities	(24,702)	—	—
Total	¥(21,718)	¥2,633	¥3,718

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥3,049	¥11,259	¥(4,221)
Amortization of prior service cost	357	357	357
Amortization of actuarial gains and losses	(16)	(97)	(874)
Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	(3,892)	—	—

Total recognized in “Accumulated other comprehensive income (loss)”	¥(502)	¥11,519	¥(4,738)

Total recognized in net periodic pension cost, gain on transfer of substitutional portion of pension liabilities and “Accumulated other comprehensive income (loss)”	¥(22,220)	¥14,152	¥(1,020)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the year ending March 31, 2011 is ¥326 million and ¥(357) million, respectively.

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2009 and 2010 were as follows:

	2009	2010

Discount rate	2.2%	2.1%
Long-term rate of salary increases	2.6	3.4

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010

Discount rate	2.2%	2.3%	2.2%
Long-term rate of salary increases	2.6	2.6	2.6
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2010. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2010
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	¥93	¥93	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	16,669	14,985	1,684	—
Domestic corporate bonds	16,732	—	16,732	—
Foreign government bonds	3,846	3,523	323	—
Foreign corporate bonds	198	18	102	78
Equity securities
Domestic stocks	12,304	12,135	169	—
Foreign stocks	5,853	5,853	0	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,490	—	1,490	—
Domestic equity securities	1,019	—	1,019	—
Foreign debt securities	595	—	595	—
Foreign equity securities	648	—	648	—
Life insurance company general accounts	3,656	—	3,656	—
Others	496	—	(0)	496

Total	¥63,599	¥36,607	¥26,418	¥574

Cash and cash equivalents
Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities
Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. Fair value measured by inputs derived from unobservable data is classified as Level 3.

Equity securities
Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. Fair value measured by inputs derived from unobservable data is classified as Level 3.

Securities investment trust beneficiary certificates
Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair values of securities investment trust beneficiary certificates are measured by inputs derived principally from observable market data provided by financial institutions. Therefore, they are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Life insurance company general accounts
Life insurance company general accounts are the financial assets which guarantee an expected rate of return and a principal and they are all classified as Level 2.

Others
Others include loans to employees and lease receivables. Fair value measured by inputs derived from unobservable data provided by financial institutions is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2010 was: domestic bonds, 57.9%; domestic stocks, 18.3%; foreign bonds, 7.8%; foreign stocks, 10.5%; and life insurance company general accounts, 5.5%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

As of March 31, 2009 and 2010, domestic stock owned by the NTT CDBP as its plan asset included common stock of NTT and the NTT group companies including DOCOMO in the amount of ¥4,739 million (0.6% of total plan assets) and ¥5,375 million (0.6% of total plan assets), respectively.

NTT Group’s pension plan assets do not have a concentration of material risks, including market risks and credit risks.

DOCOMO expects to contribute ¥790 million to the NTT CDBP in the year ending March 31, 2011.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen

2011	¥1,347
2012	1,693
2013	1,872
2014	2,056
2015	2,218
2016-2020	13,007

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16.	Income taxes:

Total income taxes for the years ended March 31, 2008, 2009 and 2010 comprised the following:

	Millions of yen
	2008	2009	2010

Income from continuing operations before equity in net income (losses) of affiliates	¥322,955	¥308,400	¥338,197
Equity in net income (losses) of affiliates	9,257	(567)	(1,270)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(11,668)	(20,875)	9,109
Less: Reclassification of realized gains and losses included in net income	299	19,786	1,335
Change in fair value of derivative instruments	(363)	(3)	(43)
Less: Reclassification of realized gains and losses included in net income	455	(84)	—
Foreign currency translation adjustment	6,634	(20,991)	3,082
Less: Reclassification of realized gains and losses included in net income	(88)	(7)	(24)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net	(3,513)	(11,229)	4,702
Less: Amortization of prior service cost	(926)	(923)	(923)
Less: Amortization of actuarial gains and losses	348	550	1,280
Less: Amortization of transition obligation	52	56	55
Less: Reclassification of actuarial gains and losses due to transfer of the substitutional portion to the government	1,660	—	—

Total income taxes	¥325,102	¥274,113	¥355,500

Substantially all income or loss before income taxes and income tax expenses or benefits are domestic.

For the years ended March 31, 2008, 2009 and 2010, DOCOMO and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rate for the years ended March 31, 2008, 2009 and 2010 was 40.9%, 40.8% and 40.8%, respectively. The effective income tax rate for the years ended March 31, 2008, 2009 and 2010 was 40.3%, 39.5% and 40.4%, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation of the difference of the effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2008	2009	2010

Statutory income tax rate	40.9%	40.8%	40.8%
Expenses not deductible for tax purposes	0.3	0.2	0.1
IT infrastructure tax incentive and tax credit for special tax treatment such as R&D investment tax incentive	(0.8)	(0.8)	(0.8)
Tax refund of interest and penalties previously paid	—	(0.8)	—
Other	(0.1)	0.1	0.3

Effective income tax rate	40.3%	39.5%	40.4%

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Deferred tax assets:
Accrued liabilities for loyalty programs	¥72,073	¥110,700
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	84,816	94,530
Liability for employees’ retirement benefits	59,019	55,876
Deferred revenues regarding “Nikagetsu Kurikoshi” (2 month carry-over)	35,774	29,451
Accrued enterprise tax	16,796	13,903
Compensated absences	12,809	12,758
Marketable securities and other investments	21,164	11,535
Foreign currency translation adjustment	14,324	11,266
Investments in affiliates	3,207	9,574
Inventories	4,239	8,989
Accrued bonus	7,059	7,287
Accrued commissions to agent resellers	4,502	4,600
Unrealized holding losses on available-for-sale securities	2,835	—
Other	16,886	18,267

Total deferred tax assets	¥355,503	¥388,736

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	¥—	¥7,610
Identifiable intangible assets	—	4,135
Property, plant and equipment due to differences in capitalized interest	2,818	3,066
Other	1,419	753

Total deferred tax liabilities	¥4,237	¥15,564

Net deferred tax assets	¥351,266	¥373,172

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009	2010

Deferred tax assets (Current assets)	¥102,903	¥100,545
Deferred tax assets (Non-current investments and other assets)	248,896	274,048
Other current liabilities	(92)	—
Other long-term liabilities	(441)	(1,421)

Total	¥351,266	¥373,172

As of and for the years ended March 31, 2008, 2009 and 2010, DOCOMO had no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the years ended March 31, 2008, 2009 and 2010 are immaterial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not all of the deferred tax assets will be realized, however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2009.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17.	Commitments and contingencies:

Leases—

DOCOMO leases certain facilities and equipment in the normal course of business under capital leases or operating leases.

Assets covered under capital leases at March 31, 2009 and 2010 were as follows:

	Millions of yen
Class of property	2009	2010

Tools, furniture and fixtures	¥11,860	¥11,269
Software	503	411

Sub-total	12,363	11,680
Less: Accumulated depreciation and amortization	(8,174)	(8,033)

Total	¥4,189	¥3,647

Tools, furniture and fixtures are classified as part of property, plant and equipment, while software is classified as part of intangible assets.

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2010 were as follows:

Millions of
Year ending March 31,	yen

2011	¥3,098
2012	2,064
2013	1,317
2014	791
2015	285
Thereafter	66

Total minimum lease payments	7,621
Less: Amount representing interest	(440)

Present value of net minimum lease payments	7,181
Less: Amounts representing estimated executory costs	(957)

Net minimum lease payments	6,224
Less: Current obligation	(2,512)

Long-term capital lease obligations	¥3,712

The above obligations are classified as part of other current and long-term liabilities as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2010 were as follows:

Millions of
Year ending March 31,	yen

2011	¥2,958
2012	2,440
2013	1,832
2014	1,530
2015	1,482
Thereafter	11,390

Total minimum future rentals	¥21,632

Total rental expense for all operating leases except those with terms of 1 month or less that were not renewed for the years ended March 31, 2008, 2009 and 2010 were as follows:

	Millions of yen
	2008	2009	2010

Minimum rentals	¥70,673	¥67,954	¥68,673

Litigation—

As of March 31, 2010, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.

Purchase commitments—

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2010 were ¥26,659 million (of which ¥2,758 million are with related parties) for property, plant and equipment, ¥50,371 million (of which none are with related parties) for inventories and ¥46,614 million (of which ¥2,188 million are with related parties) for the other purchase commitments.

Loan commitments—

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2009 and 2010 were ¥61,132 million and ¥93,049 million, respectively.

Credit lines are not necessarily executed to the maximum amount because these contracts contain a clause to lower the credit lines if there are reasonable grounds.

Guarantees—

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

18.	Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. U.S.GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1 —	quoted prices in active markets for identical assets or liabilities
Level 2 —	inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 —	unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).

(1)	Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2009 and 2010 were as follows:

	Millions of yen
	2009
	Total	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities
Equity securities (domestic)	¥47,998	¥47,998	¥—	¥—
Equity securities (foreign)	64,964	64,964	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	112,967	112,967	—	—

Derivatives
Interest rate swap agreements	3,433	—	3,433	—

Total derivatives	3,433	—	3,433	—

Total assets	¥116,400	¥112,967	¥3,433	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

There were no significant transfers between Level 1 and Level 2.

	Millions of yen
	2010
	Total	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities
Equity securities (domestic)	¥53,029	¥53,029	¥—	¥—
Equity securities (foreign)	83,598	83,598	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	136,631	136,631	—	—

Derivatives
Interest rate swap agreements	3,297	—	3,297	—

Total derivatives	3,297	—	3,297	—

Total assets	¥139,928	¥136,631	¥3,297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥108	¥—	¥108	¥—
Foreign currency option contracts	1,552	—	1,552	—

Total derivatives	1,660	—	1,660	—

Total liabilities	¥1,660	¥—	¥1,660	¥—

There were no significant transfers between Level 1 and Level 2.

Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2. DOCOMO periodically validates the valuation of such derivatives using observable market data, such as interest rates.

(2)	Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.

19.	Financial instruments:

(1)	Risk management

The fair values for DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative instruments such as interest rate swap agreements, currency swap contracts, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts as needed. The financial instruments are executed with creditworthy financial institutions and DOCOMO’s management believes that there is little risk of default by these counterparties. DOCOMO sets and follows internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts.

(2)	Fair value of financial instruments

Financial instruments—

Carrying amounts of “Cash and cash equivalents”, “Accounts receivable”, “Credit card receivables”, “Accounts payable, trade” and certain other financial instruments approximate their fair values except the items separately referred below.

Long-term debt including current portion—

The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2009 and 2010 were as follows:

Millions of yen
2009		2010
Carrying		Carrying
amount	Fair value	amount	Fair value

¥639,233	¥645,504	¥610,269	¥621,966

Derivative instruments—

(i) Fair value hedge

DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO designated these derivatives as fair value hedges utilizing the short-cut method, which permits an assumption of no ineffectiveness if the terms of these derivatives and those of certain hedged debt are identical.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The contract amount and fair value of the interest rate swap agreement as of March 31, 2009 and 2010 were as follows:

Contract Term			Millions of yen
(in the year	Weighted average rate per annum		2009
ended/ending	Receive	Pay	Contract	Fair
March 31,)	fixed	floating	Amount	value

2004-2012	1.5%	1.0%	¥235,800	¥3,433

Contract Term			Millions of yen
(in the year	Weighted average rate per annum		2010
ended/ending	Receive	Pay	Contract	Fair
March 31,)	fixed	floating	Amount	value

2004-2012	1.5%	0.7%	¥235,800	¥3,297

The interest rate swap agreements have remaining terms to maturity ranging from 1 year to 1 year and 9 months.

(ii) Cash flow hedge

From February 2005 to March 2008, DOCOMO entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As this currency swap contract qualified as a cash flow hedge instrument for accounting purposes and all the essential terms of the currency swap and those of the hedged item are identical, there was no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction was recorded as “Accumulated other comprehensive income (loss)”. The amount recorded as “Accumulated other comprehensive income (loss)” was reclassified as gain or loss when the offsetting gain or loss derived from the hedged item was recorded in the accompanying consolidated statements of income and comprehensive income.

In March 2008, DOCOMO redeemed the $100 million unsecured corporate bonds hedged by the contract. DOCOMO did not hold any currency swap contracts from March 31, 2008 to March 31, 2010.

(iii) Derivatives not designated as hedging instruments

DOCOMO had foreign exchange forward contracts and foreign currency option contracts to hedge currency exchange risk associated with foreign currency assets and liabilities. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2009 and 2010 were as follows:

	Millions of yen
Instruments	2009	2010

Foreign exchange risk management
Foreign exchange forward contracts	¥—	¥4,478
Foreign currency option contracts	—	21,285

Total	¥—	¥25,763

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(iv) The effect on the consolidated balance sheets

The locations and carrying amounts of the derivative instruments as of March 31, 2009 and 2010, recorded in the accompanying consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2009	2010

Derivatives designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other current assets	¥—	¥630
	Other assets	3,433	2,667

Total		¥3,433	¥3,297

Liability derivatives

		Millions of yen
Instruments	Locations	2009	2010

Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥—	¥108
Foreign currency option contracts	Other current liabilities	—	404
	Other long-term liabilities	—	1,148

Total		¥—	¥1,660

The fair values of derivative instruments were measured using valuation provided by financial institutions based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2009 and 2010.

(v)	The effect on the consolidated statements of income and comprehensive income

The locations and gain (loss) amounts of the derivative instruments for the years ended March 31, 2008, 2009 and 2010, recognized in the accompanying consolidated statements of income and comprehensive income, were as follows:

		Amount of gain (loss) recognized in income
		on derivative
		Millions of yen
Instruments	Locations	2008	2009	2010

Derivatives in fair value hedging relationships
Interest rate swap agreements	Other, net*	¥2,653	¥(78)	¥(136)

Total		¥2,653	¥(78)	¥(136)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Amount of gain (loss) reclassified from
		Accumulated
		other comprehensive income
		(loss) into income
		Millions of yen
Instruments	Locations	2008	2009	2010

Derivatives in cash flow hedging relationships
Currency swap contract	Interest expense	¥348	¥—	¥—
	Other, net*	(1,462)	—	—

Total		¥(1,114)	¥—	¥—

		Amount of gain (loss) recognized in income
		on derivative
		Millions of yen
Instruments	Locations	2008	2009	2010

Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other, net*	¥18	¥(1,090)	¥67
Non-deliverable forward contracts (NDF)	Other, net*	(13)	(4,050)	16
Foreign currency option contracts	Other, net*	(110)	—	(565)

Total		¥(105)	¥(5,140)	¥(482)

*	“Other, net” was included in “Other income (expense)”.

(vi)	Contingent features in derivatives

As of March 31, 2010, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other—

Information regarding “Investments in affiliates” and “Marketable securities and other investments” is disclosed in Notes 5 and 6, respectively.

(3)	Concentrations of risk

As of March 31, 2010, DOCOMO did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its results of operations.

NTT DOCOMO, INC. AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
YEARS ENDED MARCH 31, 2008, 2009 and 2010

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at
	Beginning of			Balance at End
	Year	Additions	Deductions*	of Year

2008
Allowance for doubtful accounts	¥13,178	¥12,107	¥(8,784)	¥16,501
2009
Allowance for doubtful accounts	¥16,501	¥9,898	¥(9,977)	¥16,422
2010
Allowance for doubtful accounts	¥16,422	¥13,990	¥(10,732)	¥19,680

*	Amounts written off.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ RYUJI YAMADA
Ryuji Yamada
President and Chief Executive Officer

Date: June 24, 2010