Form 20-F
period 2011-03-31
NTT DOCOMO INC
filed 2011-06-23
CIK 1166141

As filed with the Securities and Exchange Commission on June 23, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Yuko Nakamura or Shuri Yamashita, Investor Relations

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

As of March 31, 2011, 41,467,601 shares of common stock were outstanding, comprised of 41,287,197 shares and 18,056,400 ADSs (equivalent to 180,564 shares).

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

Large accelerated filer    ☒             Accelerated filer    ☐            Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐    Other    ☐

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

5.	Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

12.	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently may adversely affect our financial condition and results of operations.

13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

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

“The year ended March 31, 2011” refers to our fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the years ended March 31, 2007 through 2011. The data as at and for the years ended March 31, 2007 through 2011 in the table is derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2010 and 2011, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2009 through 2011, and Notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2007	2008	2009	2010	2011
Income Statement Data
Operating revenues:
Wireless services	¥4,314,140	¥4,165,234	¥3,841,082	¥3,776,909	¥3,746,869
Equipment sales	473,953	546,593	606,898	507,495	477,404

Total	4,788,093	4,711,827	4,447,980	4,284,404	4,224,273
Operating expenses	4,014,569	3,903,515	3,617,021	3,450,159	3,379,544

Operating income	773,524	808,312	830,959	834,245	844,729
Other income (expense)	(581)	(7,624)	(50,486)	1,912	(9,391)

Income before income taxes and equity in net income (losses) of affiliates	772,943	800,688	780,473	836,157	835,338
Income taxes	313,679	322,955	308,400	338,197	337,837

Income before equity in net income (losses) of affiliates	459,264	477,733	472,073	497,960	497,501
Equity in net income (losses) of affiliates, net of applicable taxes (1) (2)	(1,941)	13,553	(672)	(852)	(5,508)
Net Income	457,323	491,286	471,401	497,108	491,993
Less: Net (income) loss attributable to noncontrolling interests	(45)	(84)	472	(2,327)	(1,508)

Net income attributable to NTT DOCOMO, INC.	¥457,278	¥491,202	¥471,873	¥494,781	¥490,485

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC.	¥10,396	¥11,391	¥11,172	¥11,864	¥11,797
Dividends declared and paid per share	¥4,000	¥4,400	¥4,800	¥5,000	¥5,200
Dividends declared and paid per share (3)	$34.03	$44.07	$48.41	$53.53	$62.83
Weighted average common shares Outstanding—Basic and Diluted (shares)	43,985,082	43,120,586	42,238,715	41,705,738	41,576,859
Balance Sheet Data
Working capital (4)	¥568,988	¥533,465	¥679,293	¥872,816	¥1,032,131
Total property, plant and equipment, net	2,900,653	2,834,607	2,691,485	2,607,590	2,523,319
Total assets	6,116,215	6,210,834	6,488,220	6,756,775	6,791,593
Total debt (5)	602,965	478,464	639,233	610,347	428,378
Total liabilities	1,953,748	1,933,050	2,144,912	2,094,329	1,913,999
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity	4,161,303	4,276,496	4,341,585	4,635,877	4,850,436
Total Equity	4,162,467	4,277,784	4,343,308	4,662,446	4,877,594
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	801,046	830,784	847,463	733,881	720,999
Net cash provided by operating activities	980,598	1,560,140	1,173,677	1,182,818	1,287,037
Net cash used in investing activities	(947,651)	(758,849)	(1,030,983)	(1,163,926)	(455,370)
Net cash used in financing activities	(531,481)	(497,475)	(182,441)	(260,945)	(421,969)
Margins (percent of operating revenues):
Operating income margin	16.2%	17.2%	18.7%	19.5%	20.0%
Net income margin	9.6%	10.4%	10.6%	11.5%	11.6%

(1)	Includes impairment of investments in affiliates. See Note 5 of Notes to Consolidated Financial Statements.
(2)	Net of deferred taxes of ¥850 million, ¥(9,257) million, ¥567 million, ¥1,271 million and ¥5,032 million in the years ended March 31, 2007, 2008, 2009, 2010 and 2011, respectively.
(3)	The dividends per share were translated into U.S. dollars at the relevant record date.
(4)	Working capital was computed by subtracting total current liabilities from total current assets.
(5)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average *	Period-end
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76

Calendar Year 2010
December	84.23	81.67	83.34	81.67

Calendar Year 2011
January	83.36	81.56	82.63	81.97
February	83.79	81.48	82.54	81.94
March	82.98	78.74	81.65	82.76
April	85.26	81.31	83.18	81.31
May	82.12	80.12	81.13	81.29
June (through June 9, 2011)	80.98	79.87	80.36	80.07

*	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

Market changes such as the introduction of Mobile Number Portability (“MNP”) and the emergence of new service providers are resulting in increasing competition from other service providers in the telecommunications industry. For example, other mobile service providers have introduced new products and services including 3G handsets, music player handsets, music distribution services, and flat-rate services for voice communications and e-mail, and installment sales methods for handsets. There are also providers that now offer or may in the future offer services such as combined billing, aggregated point programs, and services offering free calls between fixed-line and mobile phones in conjunction with fixed-line communications, which may be more convenient for customers.

At the same time, competition may increase, resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones, high-speed broadband Internet service and digital broadcasting, public wireless LAN, and so on or convergence of these services.

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators such as saturation in the Japanese mobile communications market, changes to business and market structures due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs* and competitors from other industries, changes in the regulatory environment, and increased rate competition. With the use of smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones and it is possible that those businesses, etc. may eventually launch services that are more convenient for customers, thus further intensifying rate competition.

Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, we may need to incur higher than expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions, for example: the introduction in June 2004 of “Pake-hodai,” which is a packet flat-rate service for FOMA i-mode, the introduction of new unified rate plans for FOMA services and mova services in November 2005 that users find simple and easy to understand, the introduction in August 2007 of “Fami-wari MAX 50” and “Hitoridemo Discount 50,” which give a uniform 50% discount on basic monthly charges, regardless of the length of the subscription period, the introduction in October 2008 of the packet flat-rate service, “Pake-hodai double,” with monthly charges varying between the minimum and maximum rates, according to usage, and the introduction in March 2011 of “Pake-hodai FLAT” and “Pake-hodai double 2,” our new packet flat-rate services suitable for customers who use a rich variety of content on devices like smartphones and tablets. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscriptions. Also, although we forecast some decline in ARPU as a result of these rate revisions, if the subscription ratio for various discount services or the trend in migration to flat-rate services are not in line with our expectations, our ARPU may decrease more than our forecast. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. These foregoing factors may have a material adverse effect on our financial condition and operating results.

*	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.

Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

We view as important factors to our future growth increases in revenue, for instance, the expansion of packet communication services and other data communication services from promotion of the use of i-mode, sp-mode and other services, the development and expansion of new services, such as credit services mainly associated with FeliCa, that are useful in everyday life and business, and the development of social support services in various areas, including the environment and ecology, health and medical care, finance and settlement and education. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

Furthermore, if market growth slows or the market shrinks, the services, forms of usage, and sales methods provided by us may not develop sufficiently, which could affect our financial conditions and limit our growth. In particular, we cannot be certain whether or not the following can be achieved:

•

We will be able to find the partners and content providers needed to provide the services and/or forms of usage that we are introducing and persuade a sufficient number of vendors and other establishments to install FeliCa readers;

•	We will be able to provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;

•

The services, forms of usage, and installment sales and other methods that we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•	Manufacturers and content providers will steadily create and offer products including FOMA and Xi handsets, handsets compatible with services we provide, and content;

•

Our current and future data communication services, including i-mode and sp-mode services, and other services, including social support services, will be attractive to existing and potential subscribers and achieve continued or new growth;

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas including rate regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms including the introduction or revision of laws or regulations that could have an adverse effect on us. These include:

•	Regulations to accelerate competition in the handset area such as SIM* unlocking regulations;

•	Revision of the spectrum allocation system such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as i-mode and sp-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as i-mode or sp-mode;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Fair competition measures to promote new entry by MVNOs;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Review of the structure of the NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) group, which includes our group; and

•

Other measures including competition safeguard measures directed toward us, NTT East and NTT West, revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations and systems. For example, in response to an increase in the number of subscriptions or in the traffic volume per subscriber, we have proceeded with the enhancement of our telecommunications facilities in order to ensure and improve our service quality. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations.

Further still, we have entered into a wide variety of operations and areas of business by developing social support services in the environment, medical care, finance, and other fields and through equity participation and partnerships in an attempt to secure new sources of profit. Therefore, we are vulnerable to impacts from laws, regulations and systems specific to new services, operations and areas of business, in addition to laws, regulations and systems associated with the mobile communications business. If such laws, regulations, or systems are implemented, they may work as constraints on our group’s business operations, and this may have an adverse effect on our group’s financial condition and corporate performance.

It is difficult to predict with certainty if any proposed changes impacting the mobile telecommunications business or if any other relevant laws, regulations or systems will be drafted, and if they are implemented, the extent to which our business will be affected. However, if any one or more of the above proposed changes impacting the mobile telecommunications business occurs, or if laws, regulations or systems are introduced, reformed, or become applicable to us, we may experience constraints on the provision of our mobile communication services and changes may arise in our revenue structure, and this may have an adverse effect on our financial condition and results of operations.

*	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

One of the principal limitations on a mobile communication network’s capacity is the available radio frequency spectrum we can use. There are limitations in the spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our mobile communication network operates at or near the maximum capacity of its available spectrum during peak periods, which may cause reduced service quality.

With the number of subscriptions and traffic volume per subscriber increasing, our service quality may decline if we cannot obtain the necessary allocation of spectrum from the Japanese government for the smooth operation of our business.

We may not be able to avoid a reduced quality of services despite our efforts to improve the efficiency of our spectrum use through technology such as HSDPA, HSUPA and LTE and to acquire additional spectrum.

In addition, the quality of the services we provide may also decrease due to the limited processing capacity of our base stations and switching facilities during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our networks significantly expands. Also, in relation to our FOMA services and FOMA and Xi packet communication services, an increase in the number of service subscriptions and traffic volume per subscriber, as a result of the increasingly widespread use of smartphones, tablets and data communication devices for PCs may go substantially beyond our projections such that we may not be able to process such traffic with our existing facilities, and our quality of service may decline.

If we are not able to successfully address such problems in a timely manner, there may be constraints on our mobile communication services and we may lose subscribers to our competitors, which may materially affect our financial condition and results of operations.

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

One of the major components of our strategy is to increase our corporate value through domestic and overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations overseas which we believe could help us achieve this objective. We are also promoting this strategy by investing in, entering into alliances with and collaborating with domestic companies and investing in new business areas.

However, there can be no assurance that we will be able to maintain or enhance the value or performance of our past or future investments or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. Our investments in new business areas outside of the mobile telecommunication business, such as broadcasting and home shopping, may be accompanied by uncertain factors beyond our expectations, as we have little experience in such new areas of business.

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

Various functions are mounted on the mobile handsets we provide. In addition, services provided on the mobile handsets we provide come from not only our group, but also from a large number of parties other than those belonging to our corporate group. If any technological problem arises with respect to current or future handsets, if malfunction, defect or loss of handsets occurs, or if any issue arises as a result of, for example, a problem in the services provided by other parties, our credibility may decline and our corporate image may be damaged, leading to an increase in cancellations of subscriptions or an increase in expenses for indemnity payments to subscribers, and our financial condition or results of operations may be affected. Events that may lead to a decrease in our credibility and corporate image, an increase in cancellations of subscriptions or growing costs include the following:

•	Breakdown, defect or malfunction in any of the various functions built into our handsets;

•	Breakdown, defect or malfunction in our handsets resulting from, for example, a problem in the services provided by other parties;

•	Loss of information, e-money, points, etc., due to a breakdown of handsets or other factors;

•	Illegal use of information, e-money, credit functions and points by third parties due to a loss or theft of handsets;

•	Illegal access to and use of user records and balances accumulated on handsets by third-parties; and

•	Inadequate and inappropriate management of e-money, credit functions or points by companies with which we make alliances or collaborate.

Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

We may face an increase in cancellations of subscriber contracts and difficulty in acquiring new subscriptions due to decreased credibility of our products and services and damaged corporate image caused by inappropriate use of our products and services by subscribers.

For example, there are cases of unsolicited bulk e-mails sent through our e-mail services, including i-mode mail, SMS and sp-mode mail. Despite our extensive efforts to address this issue caused by unsolicited bulk e-mails including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and may damage our corporate image, leading to a reduction in the number of i-mode or sp-mode subscriptions.

Mobile phones have been used in crimes such as billing fraud. To combat these misuses of our services, we have introduced various measures such as stricter identification confirmation at points of purchase and ended new contracts for pre-paid mobile phones as of March 31, 2005 because pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and lead to an increase in cancellation of contracts.

In addition, problems arose from the fact that subscribers were charged fees for packet communication at higher levels than they were aware of as a result of using mobile phones without fully recognizing the increased volume and frequencies to use packet communication, as our handsets and services became more sophisticated. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. Further, there are a variety of issues concerning the possession of mobile phones by children in elementary and junior high schools, and discussions concerning whether our access restriction service to harmful web sites (“Filtering service”), which applies generally to subscribers under 20 years of age as the enforcement of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, is sufficient and accurate. These issues may similarly damage our corporate image.

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

We possess information on numerous subscribers in the telecommunications, credit, and other businesses, and to appropriately and promptly address the Law Concerning the Protection of Personal Information, we have put in place comprehensive company-wide security management such as thorough management of confidential information including personal information, employee education, supervision of subcontractors and strengthening technological security.

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

For us to carry out our business, it is necessary to obtain licenses and other rights to use the intellectual property rights of third parties. Currently, we are obtaining licenses from the holders of the rights concerned by concluding license agreements. We will obtain the licenses from the holders of the rights concerned if others have the rights to intellectual property necessary for us to operate our business in the future. However, if we cannot come to an agreement with the holders of the rights concerned or a mutual agreement concerning the granted rights cannot be maintained afterwards, there is a possibility that we will not be able to provide our specific technologies, products or services. Also, if we receive claims of violation of intellectual property rights from others, we may be forced to expend considerable time and cost in reaching a resolution, and if such claims are recognized, we may be liable to pay damages for infringement of the rights concerned, which may adversely affect our financial condition and results of operations.

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

We have built a nationwide network including base stations, antennas, switching centers and transmission lines and provide mobile communication service using this network. In order to operate our network systems in a safe and stable manner, we have various measures in place, such as duplicative systems. However, despite these measures, our system could fail for various reasons, including malfunctioning of system hardware, natural disasters such as earthquakes, tsunamis, typhoons and floods, paralysis of social infrastructure such as power shortages and interruption of public transportation networks, terrorism, and similar events and incidents, and the inability to sufficiently operate and maintain network facilities due to, for example, the proliferation of harmful substances or the spread of an epidemic. These system failures can require an extended time for repair and, as a result, may lead to decreased revenues and significant cost burdens, and our financial condition and results of operations may be adversely affected.

There have been instances in which tens of millions of computers worldwide were infected by viruses through the Internet. Similar incidents could occur on our networks. If such a virus entered our network or handsets through such means as hacking, unauthorized access, or otherwise, our system could fail and our mobile phones become unusable. In such an instance, the credibility of our network and customer satisfaction could decrease significantly. Although we have enhanced security measures including systems to block unauthorized access and remote downloading for mobile phones, in order to provide for unexpected events, such precautions may not make our system fully prepared for every contingency. Moreover, our network could be affected by software bugs, incorrect equipment settings and human errors that are not the result of malfeasance but also cause system failures or breakdowns.

In addition, events or incidents caused by natural disasters, social infrastructure paralysis, proliferation of harmful substances, spread of an epidemic or any other event could force our offices or critical business partners including sales agencies to suffer constraints on business operations or to temporarily close their offices or stores. In such a case, we would lose the opportunity to sell or provide goods and services and also may not be able to respond appropriately to subscription applications and requests from subscribers, such as after-sales service requests.

If we are unable to properly respond to any such events, our credibility or corporate image may decrease, and we may experience a decrease in revenues as well as significant cost burdens, and if the market growth slows or the market shrinks due to any such event, ARPU may decrease below our forecast, or we may not be able to gain new subscriptions or maintain the existing number of subscriptions at the level we expect. All of these factors may affect our financial condition and results of operations.

The Great East Japan Earthquake that struck on March 11, 2011, caused interference with business activities of both our group and our business partners: for instance, our group suffered physical damage to networks and service interruption due to power outages, and our business partners, including sales agencies, were forced to temporarily close their stores. Should any further unforeseeable incident, including the disruption of social infrastructure due to aftershocks and diminished power supply, the proliferation of harmful substances and other impacts of damaged nuclear power plants, economic downturn, or market contraction, occur in the future in relation to the Great East Japan Earthquake, we may face increased costs required for network recovery and other such spending, or shrinking profits, and our group or our business partners may be subject to constraints in conducting business operations. All of these factors may affect our financial condition and results of operations.

Concerns about adverse health effects arising from wireless telecommunications risks may spread and consequently adversely affect our financial condition and results of operations.

Reports by the World Health Organization (WHO), other organizations and various media have suggested that electric wave emissions from wireless handsets and other wireless telecommunications devices may interfere with various electronic medical devices including hearing aids and pacemakers or may adversely affect the health of their users and others by causing cancer or vision loss. The actual or perceived risk of wireless telecommunication devices to the health of users could adversely affect our corporate image, financial condition and results of operations through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber and introduction of new regulations, restrictions, or litigation. The perceived risk of wireless telecommunications devices may have been elevated by certain wireless carriers and handset manufactures affixing labels to their handsets showing levels of electric wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will demonstrate that there is no interrelation between electric wave emissions and health problems.

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

As of March 31, 2011, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2011, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 144,480,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our shareholders of record on a record date may not receive the dividend they anticipate.

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. Our dividend payout practice is no exception. While we may announce forecasts of year-end and interim dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of our shareholders. If the shareholders adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by our Articles of Incorporation. However, such a resolution of our shareholders is usually made at an ordinary general meeting of shareholders held in June. The payment of interim dividends requires a resolution of our board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by our Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until September 30.

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

We are a joint stock corporation under the Corporation Law of Japan. We were incorporated and registered in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO, INC. since June 2010). Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group is one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the Ministry of Posts and Telecommunications, we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region which remained with us) to our eight regional subsidiaries. However, the other eight regional subsidiaries were merged into our company as the surviving company in July 2008.

The following list shows our corporate organization and includes our subsidiaries and affiliates as of March 31, 2011.

Name	Percentage Voting Interest
Service Subsidiaries *: 26
DOCOMO Business Net Inc.	100%
DOCOMO Engineering Chugoku Inc.	100%
DOCOMO Engineering Hokkaido Inc.	100%
DOCOMO Engineering Hokuriku Inc.	100%
DOCOMO Engineering Inc.	100%
DOCOMO Engineering Kansai Inc.	100%
DOCOMO Engineering Kyushu Inc.	100%
DOCOMO Engineering Shikoku Inc.	100%
DOCOMO Engineering Tohoku Inc.	100%
DOCOMO Engineering Tokai Inc.	100%
DOCOMO I Kyushu Inc.	100%
DOCOMO Mobile Inc.	100%
DOCOMO Mobile Media Kansai Inc.	100%
DOCOMO Mobile Tokai Inc.	100%
DOCOMO Service Chugoku Inc.	100%
DOCOMO Service Hokkaido Inc.	100%
DOCOMO Service Hokuriku Inc.	100%
DOCOMO Service Inc.	100%
DOCOMO Service Kansai Inc.	100%
DOCOMO Service Kyushu Inc.	100%
DOCOMO Service Shikoku Inc.	100%
DOCOMO Service Tohoku Inc.	100%
DOCOMO Service Tokai Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 101
DOCOMO.COM, INC.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
DOCOMO Communications Laboratories USA, Inc.	100%
DOCOMO interTouch Pte. Ltd.	100%
DOCOMO PACIFIC, INC.	100%
D2 Communications Inc.	51.0%
net mobile AG	81.5%
NIPPON DATA COM Co., Ltd.	66.2%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
PacketVideo Corporation	100%
and other subsidiaries
Affiliates: 27
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Ltd.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	14.3%
Sumitomo Mitsui Card Company, Limited.	34.0%
Robi Axiata Limited	30.0%
Tower Records Japan Inc.	42.1%
Tata Teleservices Limited	26.3%
ZENRIN DataCom CO., LTD.	20.6%
and other affiliates

*	These service subsidiaries provide operational services such as engineering and support services to NTT DOCOMO, INC.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures or any significant divestitures currently being made.

B.	Business Overview

1. Business Overview

We are a world-leading mobile operator in Japan. The total number of subscriptions to our cellular services (LTE, W-CDMA and PDC) was approximately 58.01 million and our domestic market share was 48.5% as of March 31, 2011.

We belong to the NTT group under our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). We, our 127 subsidiaries, and our 27 affiliates operate as the NTT DOCOMO group.

Our business segments are classified into two segments: the mobile phone business and miscellaneous businesses. Operating revenues from the mobile phone business include those from wireless services for mobile phones and those from equipment sales, which combined accounted for almost our entire operating revenues for the fiscal year ended March 31, 2011. Major examples of operating revenues sources from our miscellaneous businesses are the credit business, sales by our subsidiaries such as home shopping, system integration business for corporate customers and public wireless LAN services.

We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2009	2010	2011
Mobile phone business	4,381,254	4,167,704	4,090,659
Miscellaneous businesses	66,726	116,700	133,614

For more details of our business segment information, please see “Operating and Financial Review and Prospects” in Item 5.

•	Business Strategy

Since we announced our new medium-term action plan, “DOCOMO’s Change and Challenge to Achieve New Growth” in October 2008, we have been carrying out actions to improve customer satisfaction, an endeavor that earned us the No. 1 ranking in the consumer satisfaction study conducted by J.D. Power Asia Pacific for the fiscal year ended March 31, 2011.

To promote further growth, we have been directing our efforts to a broader use of data communications through the promotion of subscriptions to packet flat-rate services, the promotion of migration to smartphones, acquisition of second subscriptions through tablet PCs and other data communications devices, the popularization of video services and a smooth introduction of LTE services.

Furthermore, we are working towards the personalization of services and functions to match customers’ lifestyles and needs; the provision of social support services directed towards sustainable growth of society, such as environment and ecology, and safety and security; and the provision of convenient and easy-to-use services tailored to customer needs through the convergence between mobile phones and a variety of life tools, and other services that take advantage of mobile phone characteristics.

We are aiming to evolve into a “provider of comprehensive services centered on mobility,” which we set in our new corporate vision, “Pursuing Smart Innovation: HEART” (announced in July 2010) and are working to achieve growth through, among other things, exploring new areas of business.

•	Operating Data

Cellular Subscribers

The number of our subscriptions including Xi (LTE), FOMA (W-CDMA), and mova (PDC) services has increased by approximately 1.93 million in the most recent fiscal year to approximately 58.01 million as of March 31, 2011, which represents a market share of 48.5%, a 1.5 point decrease from March 31, 2010. Our cellular subscriber growth has been attributable primarily to (i) our consistently low churn rate as a result of our efforts to improve customer satisfaction, (ii) an attractive lineup of terminals that we offer, including smartphones, (iii) our high-quality networks, the foremost example being our LTE network that delivers faster communications, (iv) our efforts to stimulate demand for a second device, such as data communications, (v) our competitive rates, and (vi) the introduction of new services, including docomo Market and an electronic book reader. Further, we successfully maintained our churn rate at the low level of 0.47 % in the fiscal year ended March 2011.

The number of cellular subscriptions for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	Thousands
	Year ended March 31,
	2009	2010	2011
Cellular subscriptions (1)	54,601	56,082	58,010
Xi (LTE) subscriptions	—	—	26
FOMA (W-CDMA) subscriptions (1)	49,040	53,203	56,746
mova (PDC) subscriptions (1)	5,560	2,879	1,239
i-mode subscriptions	48,474	48,992	48,141
sp-mode subscriptions	—	—	2,095
Estimated market share of total subscriptions	50.8%	50.0%	48.5%
Subscription growth rate	2.3%	2.7%	3.4%
Average monthly churn rate (1) (2)	0.50%	0.46%	0.47%

(1)	The number of cellular subscriptions includes FOMA, mova, and communication module services subscriptions.
(2)

In general, the term “churn rate” is defined as the percentage of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscriptions* from April to March.

*	active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

MOU and ARPU

We track subscriber usage of our cellular services (Xi, FOMA, and mova services) with two measures, minutes of use (“MOU”) and average monthly revenue per unit (“ARPU”). MOU measures the average monthly communication time per subscription. ARPU measures the average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice communication charges and packet communication charges from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. Additional discussions of MOU and ARPU are included in Item 5.A. of this annual report.

MOU decreased slightly to 134 minutes per month for the year ended March 31, 2011 from 136 minutes in the prior fiscal year. Billable MOU decreased to 114 minutes in the year ended March 31, 2011 from 118 minutes in the prior fiscal year, which was due to increased calls using free communication allowance caused by the penetration of the Family Discount plan.

Aggregate ARPU, which was ¥5,350 in the year ended March 31, 2010, fell by ¥280 to ¥5,070 for the year ended March 31, 2011. Aggregate ARPU continues to decline moderately because of rate reductions and changes in usage patterns. During the period from the beginning of the year ended March 31, 2010 to the end of the year ended March 31, 2011, voice ARPU declined while packet ARPU increased slightly. The reasons for the decline in voice ARPU include rate reductions (expansion of basic charge discounts as a result of expansion of Family Discounts, the introduction of a handset purchase method “Value Course” and the expansion of “Long-Term Subscriber Discount”) and changes in customer usage patterns (declining MOU and optimization of rate plans). Meanwhile, usage of data communication services, contributed by smartphones and data communications devices, is increasing, and packet ARPU is increasing steadily.

MOU and ARPU

	Year ended March 31,
	2009	2010	2011
MOU (minutes)	137	136	134

Billable MOU (minutes)	124	118	114

Aggregate ARPU	¥5,710	¥5,350	¥5,070
Voice ARPU	3,330	2,900	2,530
Packet ARPU	2,380	2,450	2,540

Aggregate ARPU:	Voice ARPU + Packet ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
No. of active subscriptions used in ARPU/MOU calculations is as follows:
FY Results: Sum of number of active subscriptions* for each month from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

2. Networks

We currently provide our services mainly on LTE, W-CDMA, and PDC networks.

•	LTE

On December 24, 2010, we launched a new service called Xi (“Crossy”), which applies LTE (Long Term Evolution) technology, on our 3.9G network for use with data communications devices. Featuring high speed, high capacity and low latency, LTE also excels in frequency use efficiency and delivers a faster and more comfortable mobile environment. As we are expanding its service area while overlapping it with the W-CDMA network, customers are able to use the W-CDMA network outside the LTE area. In this way we are able to provide area coverage which does not compromise our customers’ convenience.

•	W-CDMA

We offer FOMA services based on W-CDMA technology on our 3G network. We thus deliver data communications and an international roaming service that are faster than those in the traditional PDC network.

After working on expanding population coverage of the FOMA high speed areas, we achieved 100% coverage in December 2008. To further strengthen our network quality, we are making proactive efforts to enhance our network quality and communication speed based on requests from customers and network quality surveys.

•	PDC

Our mova services based on PDC technology on our 2G network, currently offered nationwide, is expected to terminate in March 2012. We are actively moving ahead on the migration of our customers from our PDC network to our W-CDMA network.

•	Spectrum Use Status

3.9G/3G networks:

The Japanese government has allocated a total bandwidth of 335MHz as radio frequencies available for use for 3.9G/3G networks (including frequencies that are planned to be used in the future). Of this, we use three frequency bands—2GHz, 800MHz and 1.7GHz—to operate our networks.

We use 20MHz x2 (for uplink and downlink) in the 2GHz band across Japan for use for our 3G network. In the 800MHz band, which is in the process of reallocation, we currently use up to 10MHz x2 in regions where interference with existing systems can be avoided. Further, in the 1.7GHz spectrum, we use 20MHz x2 in the Kanto, Kansai, and Tokai areas. Of the 20MHz x2 allocated in the 2GHz band, we also use 5MHz x2 (10MHz x2 in some indoor locations) in the Kanto, Kansai and Tokai areas for use in the 3.9G network.

2G:

The Japanese government has currently allocated 21MHz x2 (uplink and downlink) for the use of our 2G Network. We are using 8MHz x2 in the 800MHz band for 2G network.

We are moving ahead with utilizing common antennas and transmission lines for our LTE, W-CDMA and PDC networks in our efforts to reduce network costs. Furthermore, in order to establish and maintain our high-quality network economically and efficiently, we purchase high-quality network equipment at low cost from suppliers inside and outside Japan in accordance with our procurement policies, which emphasize openness and fairness.

3. Services

•	Voice Services

In our FOMA (W-CDMA) and mova (PDC) services, we offer voice services and a range of value-added service options such as a voice mail service. Most subscribers subscribe on a postpaid basis.

•	Data Communication Services

Data Communication Services for Smartphones

In our FOMA (W-CDMA) services, we offer a series of data services, such as sp-mode and “docomo Market” for smartphones.

ISP for smartphones: sp-mode

sp-mode is the Internet service provider (“ISP”) for our smartphones. In addition to Internet connection, our smartphone users can use various services, such as a mail service using a mail address with the same domain name as i-mode, “@docomo.ne.jp”. Also, services including a content fee settlement service for purchasing applications on Android MarketTM and docomo Market, a phonebook backup service, a “Disaster Message Board” service and, as a fee-based option, a public wireless LAN service are also available.

Portal for smartphones: docomo Market (smartphones)

“docomo Market” is a portal site for introducing content and applications to our smartphone users. In addition to recommended applications, users can obtain popular content such as news, video, electronic books and games, as well as DOCOMO’s original content. In the electronic book store, we offer an e-book service provided by 2Dfacto, our joint venture with the Dai Nippon Printing Group.

Data Communication Services for Feature Phones

In our FOMA (W-CDMA) and mova (PDC) services, we offer a series of data services, including i-mode services and “docomo Market” for feature phones.

ISP for feature phones: i-mode service

i-mode is the ISP for our feature phones. Directly through their handsets, i-mode users can send and receive e-mail, use the “iMenu” portal through which they can access an array of information from content providers, execute and settle various commercial transactions in an environment in which a certain level of security is ensured, and pay content fees together with their mobile phone bills.

As of March 31, 2011, the number of i-mode subscriptions reached 48.14 million and the number of i-mode portal menu sites had reached 23,580 (FOMA only).

i-channel:

A service that automatically displays the latest information such as news, weather, entertainment, sports, horoscopes, and more. The number of subscribers reached 16.23 million in March 2011.

i-concier:

A service that supports users’ daily lives according to their lifestyle. An auto-GPS function delivers information useful for daily life in accordance with the time and user’s location. The number of subscribers reached approximately 6.22 million at the end of March 2011.

Portal for feature phones: iMenu

“iMenu” is a portal that appears first when a phone connects to i-mode. To make i-mode more user-friendly, we are working on making improvements in the view ability of the “iMenu” page, refining the search engine and enhancing general usability.

Typical services that may be accessed through iMenu include:

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

Content market for feature phones: docomo Market (i-mode)

There are three stores in “docomo Market (i-mode)”: Application, Music and Book Stores. The Application Store not only offers high-quality content provided by businesses, but also allows individual content developers to offer their content as well, making the Store’s product lineup extensive and unique.

Data Communication Services for PCs and Other Devices

In our Xi (LTE), FOMA (W-CDMA) and mova (PDC) services and public wireless LAN service, we offer a series of data communication services for PCs and other devices. Considering that they lead to a broader market representing demand for second device purchases, we are working on the enrichment of our product lineup and sales promotion. In addition to USB-type and card-type devices as well as PCs with a built-in communication module, we sold mobile Wi-Fi routers and book readers in the fiscal year ended March 31, 2011.

ISP for data communications: mopera

We also offer an ISP service called “mopera U,” which provides an Internet connection for data communication services in our Xi (LTE) and FOMA (W-CDMA) services as well as our public wireless LAN service. In addition to providing easy access to the Internet by connecting a docomo data communications device and PC, the “mopera U” service offers an Internet connection and mail service, from mobile to broadband, under a single contract.

Public wireless LAN service

We offer a public wireless LAN service for high speed, high capacity Internet access at the maximum speed of 54 Mbps. It is available with the mopera U or sp-mode service and also for customers without a mobile phone contract with us by subscribing to it at docomo Shops. As of March 31, 2011, we have approximately 6,800 access points and are expanding service areas in line with our customers’ needs.

Mobile communication module service

Digital photo delivery service for digital photo frames:

We sell a digital photo frame embedded with our Ubiquitous Module, the “Otayori Photo Panel,” and offer the “Otayori Photo Service,” which enables users, by simply mailing a photo, to display it on the digital photo frame.

Driver navigation service:

In November 2010, we began offering a service called “docomo Drive Net,” which supplies drivers with real time information, such as information on tourist facilities and vacant parking spaces based on the latest map information and the location of the car, by using a communication module built into a Portable Navigation Device (PND).

Communication module services for corporate customers:

For corporate customers, we offer a series of mobile communication module services, such as a vehicle management system using a built-in module, a wireless credit card settlement system and a telemetering system to enable automatic stock checks between vending machines and the center. As of the end of March 2011, the number of FOMA Ubiquitous service subscribers is approximately 1.36 million.

•	Other Services

International Calling Service and International Roaming Service

“WORLD CALL,” our international calling service, is a service that allows customers to make international phone calls to 241 countries and regions (as of March 31, 2011) from their mobile phones. As of March 31, 2011, FOMA subscribers were able to make international videophone calls via our 3G network to 3G subscribers in 53 countries and regions.

With “WORLD WING,” our international roaming service, customers are able to use the DOCOMO mobile phones that they use in Japan, with the same phone numbers and i-mode mail addresses, in the service areas of overseas mobile network operators with which we have partnerships. Most of the handsets we currently offer are 3G + GSM compatible or 3G compatible, enabling customers to use their phones overseas. As of March 31, 2011, “WORLD WING” users are able to make and receive voice calls with the same FOMA phone numbers in 213 countries and regions, and use FOMA handsets as well as Xi-compatible handsets to access packet communications in 177 countries and regions.

In April 2006, we formed an alliance with mobile network operators in the Asia-Pacific region to boost business cooperation in the areas of international roaming and corporate customer services. Consisting of mobile network operators in 13 countries and regions serving approximately 310 million subscribers, this alliance, named the “Conexus Mobile Alliance,” is currently one of the largest alliances of mobile network operators in the Asia-Pacific region.

Services for Corporate Customers

We are focusing on suggesting attractive solutions and expanding our B-to-B-to-C business, including offering network services for corporate customers that deliver high-security access to an internal system from outside the office, and developing an internal phone system to enable internal and external phone calls using an IP phone through an IP centrex device in our network without requiring a private branch exchange, such as an IP-PBX, on the part of the corporate customer. As a result, we earned the highest ranking for two consecutive years in the “2010 Japan Business Mobile Phone Service StudySM*” which was conducted by J.D. Power Asia Pacific.

*

J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone Service StudiesSM. 2010 Study based on a total of 3,222 responses from 2,345 companies with 100 or more employees (up to two responses from one company) about telecommunications firms who supply a mobile telephone / PHS service. http://www.jdpower.co.jp/

Satellite Mobile Communication Services

We provide satellite mobile communication services for communications in case of emergencies, in mountainous areas and aboard ships. The service area covers the entire territory of Japan and its surrounding waters for roughly up to 200 nautical miles from Japan’s coastline. In April 2010, we launched “WideStar II,” a new satellite communication service. Satellite mobile phone service can be used for voice, fax transmission and packet communication, and “WideStar II” enables high-speed packet communications at the maximum of 384 kbps downlink and 144 kbps uplink. As of March 31, 2011, the number of subscribers to the satellite phone service was approximately 40,000.

Credit Settlement Services

Many of our mobile phones come equipped with the “Osaifu-Keitai” (Mobile Wallet) function, which uses cards with contactless IC chips. We offer credit settlement services utilizing this function.

iD:

“iD” is a settlement platform that enables a user, simply by holding the “Osaifu-Keitai” over a specialized terminal installed in stores (reader/writer), to make a speedy credit settlement. Credit card issuers can offer card members credit settlement services combining conventional plastic cards and use of “iD” with the “Osaifu-Keitai.” As of the end of March 2011, the number of subscribers reached 15.84 million and the number of the readers/writers reached 510,000 units.

DCMX:

“DCMX” is a credit service for mobile phones equipped with the “Osaifu-Keitai” function. This includes “DCMX mini,” ideal for use in small payment needs, “DCMX,” enabling payments by DCMX Visa cards and DCMX Mastercards, and “DCMX Gold” cards, which come with attractive membership privileges. As of March 31, 2011, the number of subscriptions to our credit settlement service exceeded 12.32 million.

Services by Subsidiaries

We are striving to create new areas of business that will generate effective synergies with our operation. Examples include investments in subsidiaries, such as OAK LAWN MARKETING, INC. (a home shopping business), D2 Communications Inc. (a mobile advertisement business), DOCOMO interTouch Pte. Ltd. (a high speed Internet connection service for hotels) and net mobile AG (a mobile content distribution platform business). Another subsidiary of ours, mmbi, Inc., is currently preparing to launch a multimedia broadcasting business in 2012.

4. Tariffs

Our cellular services revenues are generated primarily from fixed basic monthly charges, usage charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Act and guidelines set by the Japanese government, which currently allow mobile network operators to set their own tariffs without approval.

Currently, monthly charges that our cellular subscribers pay consist mainly of (i) a fixed basic monthly charge based upon the “plan” chosen, (ii) packet communication charges, (iii) call charges which vary with airtime, billing plan, etc., (iv) a mobile ISP fee, and (iv) other additional monthly service fees for miscellaneous value-added services.

•	Basic Monthly Charges

We offer a variety of different basic monthly plans targeting different segments of the market. These plans include those tailored to common usage patterns and those for frequent users. In addition, almost all of our plans include a certain amount of free minutes in the applicable basic monthly rates. Free minutes are automatically carried over for up to two months, and can be credited against voice calls, packet communication, video calls (FOMA), SMS, and international communications.

In November 2007, in conjunction with the introduction of the “Value Course” handset purchase method, we began offering the new “Value Plan,” which applies to subscribers who have chosen the “Value Course.” In exchange for payment of initial handset costs, a subscriber will be eligible to select the less expensive “Value Plan” under which basic monthly charges*1 (prior to application of other discounts) will be ¥1,680 to ¥ 1,823*2 lower (including tax) than standard plans. In March 2011, the number of subscribers of the Value Plan exceeded 40 million.

*1	Charges before discounts
*2	Some plans not included

•	Discount Services

Family Discount Service

As a popular option among our discount services, we offer a family discount service which gives a discount to families, meaning those within third-degree kinship, who subscribe to at least two and up to 10 mobile phones.

Under our “Fami-wari MAX 50” service, subscribers who commit to a two-year contract receive, regardless of the period of continuous usage, an immediate 50% discount on basic monthly charges and, in addition, FOMA subscribers also benefit from free domestic calls among members of the same “Family Discount” group 24 hours a day and a 60% discount on charges for domestic video calls to family members.

Corporate Discount Service: Business Simple

“Business Simple” is a service which combines “Business Discount 50” and “Business Call Discount” services. “Business Discount 50” gives a 50% discount on basic mobile phone charges on the condition of a two-year contract, and “Business Call Discount,” which is offered to corporate customers having a contract on 2 to 1,000 lines, allows employees in the same “Business Call Discount” group to call each other 24 hours a day for a flat rate or, as the case may be, free of charge and also gives a 10% to 30% discount on domestic calls to non-group numbers and packet communication charges.

•	Charges for Data Communication Services

Data communication services are billed according to the volume of data sent and received without regard to the airtime or transmission distances. Billing plans for our data communication services include both pay-as-you-go services with no maximum charges and flat-rate services. Our major flat-rate services are as follows:

Packet Flat-Rate Services for Smartphones

Pake-hodai FLAT:

As “Pake-hodai FLAT” gives unlimited data volume for smartphones in Japan at a flat monthly rate of ¥5,460 (including tax), it is a packet flat-rate service for customers whose smartphone use is constantly substantial every month.

Pake-hodai double 2:

“Pake-hodai double 2” is a two-tiered packet flat-rate service. Monthly charges start at ¥2,100 (including tax), and customers pay for data according to their usage up to ¥5,985 (including tax), past which domestic data communications using smartphones are unlimited.

Packet Flat-Rate Services for Feature Phones

Pake-hodai double:

“Pake-hodai double” is a two-tiered packet flat-rate service. Monthly charges start at ¥390 (including tax), and customers pay for data according to their usage up to ¥4,410 (including tax), past which domestic i-mode communications are unlimited.

Flat-Rate Services for PC and Other Devices

Most of our offerings are two-tiered flat-rate services and completely flat-rate services. In two-tiered flat-rate services, a certain amount of minimum charges apply and customers pay for data according to their usage but only up to a certain amount of maximum charges, at which point domestic data communications become unlimited. For our Xi service, we are currently running a campaign offering a ¥1,575 monthly discount that applies until April 30, 2012.

<Main Price Scale of Flat-Rate Services for PCs and Other Devices>

Type	FOMA(W-CDMA)			Xi(LTE)
Flat-rate data communication service	Flat-rate Data Standard Wari 2 Value	Flat-rate Data Plan Flat Value	Flat-rate Data Plan Standard Value	Xi Data Plan Ninen
Flat-rate	¥ 2,500*[1] (free minutes up to ¥2,500)	¥ 5,460*[1]	¥ 1,000*[1] (free minutes up to ¥1,000)	¥ 1,000 (free minutes up to ¥1,000)
Maximum charge	¥ 5,985*[1] (Slope rate ¥0.0315/Packet)	¥ 5,460*[1]	¥ 5,985*[1] (Slope rate ¥0.042/P)	¥ 6,510*[2] (¥0.315/KB)

*1	Above rates available with subscription to the “Flat-Rate Data Standard Discount” or “Flat-Rate Data Standard Discount 2.”
*2	Once use exceeds 5GB, ¥2,625 is additionally charged per 2GB. Promotional offer at flat-rate ¥4,935 per month until April 30, 2012 (no extra charge for use exceeding 5GB).

•	Mobile ISP Fees

ISP Fee for Smartphones

sp-mode:

There is a ¥315 monthly fee (including tax) required as monthly sp-mode service charges.

ISP Fee for Feature Phones

i-mode:

There is a ¥315 monthly fee (including tax) required as monthly i-mode service charges.

ISP Fee for PCs, Smartphones and Other Devices

mopera U:

We offer the “U Light Plan” for ¥315 per month (including tax) and the “U Standard Plan” for ¥525 per month (including tax). “U Standard Plan” allows customers to use mail in addition to Internet access services.

5. Products

We develop products compatible with our service offerings in cooperation with handset vendors, purchase the products from the vendors and then sell them to our sales agencies who sell these products to our subscribers. We have a diverse line of handsets and devices including smartphones, feature phones and data communication devices; in the fiscal year ended March 2011, we introduced 13 smartphone models, 39 feature phone models and 5 data communication device models, and sold approximately 19.06 million units.

•	Smartphones

In the fiscal year ended March 2011, in addition to global models, we introduced smartphones from Japanese vendors. This enriched our lineup and led to an expansion of smartphone sales, and, as a result, smartphone sales exceeded 2.50 million in the fiscal year ended March 2011.

We have proactively introduced highly popular global models into the Japanese market, such as the XperiaTM and the GALAXY S. We have also sold smartphones that come with functions familiar to our customers using feature phones, including “Osaifu-Keitai” (Mobile Wallet), “One-Seg” (mobile TV), waterproof and infrared functions, as well as built-in, state-of-the-art added values, such as 3D liquid crystal displays and an imaging engine for better video viewing, thus suggesting whole new smartphone experiences.

In addition, we released tablet-type devices, such as the GALAXY Tab, that are handy to enjoy the Internet and videos while on the go.

As smartphones broaden the range of use for customers with their extensive array of applications and other advantages, they are expected to have the effect of boosting packet ARPU as a result of customers switching from feature phones. With our full line of smartphones from many different makers that run on AndroidTM OS and Windows Mobile® OS, we are working to encourage customers to switch to smartphones.

•	Feature Phones

Since November 2008, we have been offering a range of feature phones, with four series of terminals—”docomo STYLE series,” “docomo PRIME series,” “docomo SMART series” and “docomo PRO series”—as well as lines catered to seniors and children.

In our feature phone offerings in the fiscal year ended March 2011, we placed particular focus on diversity and launched terminals with built-in functions such as high performance cameras and projectors. On the design front, we collaborated with brands such as EMILIO PUCCI, popular with female consumers, and added a greater variety of colors. Also as a new endeavor, we launched the TOUCH WOOD™ mobile phone made from the surplus wood of trees culled during forest-thinning operations.

•	Data Communications Products

Data Cards

Because we can expect new demand for second devices with data cards, we have actively engaged in their sales promotion. Thus we have offered a wide array of data cards, including USB data cards and ExpressCard-type data cards. We also began selling data communication devices compatible with Xi, our LTE service, in December 2010.

Mobile Wi-Fi Routers

In the fiscal year ended March 31, 2011, we began selling a mobile Wi-Fi router. The mobile Wi-Fi router allows customers to connect devices with Wi-Fi capabilities such as handheld gaming consoles and tablets to the Internet anywhere on our W-CDMA network in addition to public wireless LAN coverage areas.

Digital Photo Frames

We offer a module-embedded digital photo frame, the “Otayori Photo Panel,” with communication functions whereby photos that subscribers have attached to e-mail or photos posted to the “Otayori Photo” site can be received by e-mail and displayed.

Book Reader

In January 2011, we launched a book reader called SH-07C. Compatible with our e-book store, “2Dfacto,” customers can browse through a rich selection of electronic book content.

Modules

“FOMA Ubiquitous Modules” are used for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing content to information posting systems, managing inventory for vending machines and payment using mobile handsets.

6. Sales and Marketing

Now that the Japanese mobile telecommunications market has entered a period of maturation, we have moved ahead with our business transformation programs from a customer-centric perspective in accordance with our “Change and Challenge” action plan, ensuring a thoroughly hands-on approach to serving customers and uniting the forces of the entire corporate group. We have constantly listened to the voices of our customers through various channels such as docomo Shops and call centers, and strived to respond to them in a steadfast manner. As a consequence, we were awarded the No. 1 ranking in the 2010 Japan Mobile Phone Service StudySM, a consumer satisfaction study conducted by J.D. Power Asia Pacific*1.

We also received the highest marks among the mobile operators for our enterprise offerings in the 2010 Japan Business Mobile Phone Service StudySM by J.D. Power Asia Pacific for two consecutive years*2. In addition, we were awarded the highest ranking in the Nikkei BP Consulting customer satisfaction survey of mobile data device users*3 for two consecutive years as well.

*1	J. D. Power Asia Pacific 2010 Japan Mobile Phone Service StudySM. Study based on a total of 7,500 responses from mobile phone subscribers. http://www.jdpower.co.jp/
*2

J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone Service StudiesSM. 2010 Study based on a total of 3,222 responses from 2,345 companies with 100 or more employees (up to two responses from one company) about telecommunications firms who supply a mobile telephone / PHS service.

*3	Nikkei BP Consulting Mobile data devices customer satisfaction survey. Results were based on responses to a web-based customer satisfaction survey of 1,600 data device users, conducted between March 10 and March 15, 2010. http://consult.nikkeibp.co.jp/consult/release/mobile100525.html

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country. The shops, which deal with our products and services, are operated by various distributors, and as of March 31, 2011, there were 2,393 docomo Shops nationwide, which are specialized stores for which we have approved the use of the DOCOMO logo and other trademarks and service marks belonging to us, as well as the use of store exteriors and displays that provide immediate brand recognition. These docomo Shops are mainly operated by third party distributors who have no equity relationship with DOCOMO. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2011, the number of such shops was approximately 5,400 (excluding docomo Shops).

•	Sales Methods

Value Course

In November 2007, we started offering new handset purchase methods. Under these purchase methods, customers can choose the “Value Course” or the “Basic Course” based on their needs. The “Value Course” offers lower basic monthly charges than the conventional model; instead, customers pay the initial handset purchase costs on their own. The “Basic Course,” which is similar to the conventional model in that initial costs are reduced by our sales incentives to distributors, offers basic monthly charges unchanged from conventional basic monthly charges and lowers initial handset purchase costs, as we pay a portion of (give a discount on) handset purchases in exchange for two-year contracts. Nowadays most customers who purchase new handsets choose the “Value Course.”

Customers who purchased handsets with “Value Course” will receive lower basic monthly charges even after they finish the payment of handsets, so the longer customers use the same handsets, the more they can cut their spending. Under the “Value Course,” customers can choose from either 12- or 24-month installments, in addition to a lump-sum payment.

Monthly Support

We introduced the “Monthly Support” program in March 2011. Under this program, customers with new smartphones and tablets will be given certain levels of discounts, which will vary by model, on their monthly bills for up to 24 months. We believe this program will create a foundation for the spread of smartphones, as we are now capable of flexibly addressing the growth of the smartphone market.

•	Customer Support and Satisfaction

As Japan’s mobile communication market continues to mature, we have shifted from a strategy focusing on acquiring new subscriptions to one concentrating on the relationships with existing customers, and have strived to achieve high customer satisfaction. We consider customer support, including after-sales services, to be extremely critical in retaining subscribers and maintaining the high reputation and recognition of the DOCOMO brand. We provide valuable services to our customers from the time a subscription is made or a handset is purchased at a docomo Shop or at other sales channels, and such services are supported by our fully integrated information system. In addition, our Internet site, accessible via mobile phones and personal computers, etc., allows customers to change their services, billing plans and addresses, as well as shop for mobile handsets and accessories 24 hours a day.

Customer Loyalty Program

As part of our efforts to provide enhanced customer services, we offer a customer loyalty program called “docomo Premier Club.” This reward program consists of a point accumulation service, complimentary services and after-sales services; depending on their monthly mobile phone usage, subscribers earn points, which can be applied to purchasing handsets, or exchanged for travel tickets, restaurant vouchers, etc.

By joining this program, members are entitled to services such as:

•	free repair services for three years from handset purchase (not applicable to damages resulting from customers’ negligence)

•	a discount on a battery pack or charger adapter with the use of the same FOMA handset for at least one year

•	a cap on repair charges for non-insured phones at ¥5,250 (including tax) (any repairs for which the request was received on or after April 1, 2011 are covered for three years from purchase only)

In October 2010, we partially revised our “Premier Club” services to adjust to changes in the mobile phone usage patterns of customers, such as the increase in the length of the mobile phone replacement cycle. We announced the extension of the effective period of “docomo Points” and widened the scope of their application, and at the same time we implemented changes in the “docomo Point” award scale. We also made changes in the monthly fee for the “Mobile Phone Protection & Delivery Service”, changes to charges when the protection service is used, and also announced a revision in the period of application of the “Repair Cost Support.” Following the introduction of new sales methods, our customers’ replacement purchase cycle has lengthened, and although we saw a rise in number of repair cases, after October 2010, this number has remained at levels near to the last fiscal year.

Other Support Services

Mobile Phone Protection & Delivery Service

We offer our Premier Club members with a Xi or FOMA subscription the “Mobile Phone Protection & Delivery Service,” under which customers, for a monthly fee and service charges applicable each time the service is used, can have a replacement handset directly shipped with a single phone call in the event that their handset becomes no longer usable due to water exposure, theft, loss or other trouble.

48-hour Area Quality Surveys and Coverage Improvement

Further, to promptly respond to customer concerns regarding area quality, we offer a service under which, if a customer requests, we visit the customer’s home and perform area quality surveys, generally within 48 hours once our service staff contacts the customer making the request. If an improvement in area coverage is possible immediately upon visiting the customer’s home, we swiftly take measures for improvement on the spot.

Overseas Support

We are also putting efforts into the support of customers overseas. In addition to our support desks in Honolulu, we expanded the number of overseas cities with support desks to 14 in total, including London, New York, Paris, Singapore and Shanghai. These support desks offer free handset charging services and respond to inquiries regarding how to use and operate mobile handsets overseas.

7. Investments and Affiliations

To expand our areas of business, we make investments in, enter into business alliances with and establish joint ventures with companies having resources and know-how that supplement our existing business. Primary fields in which we make such investments and affiliations are social support which includes financial settlements, broadcasting, content and the Internet, research and development and global fields.

•	Social Support

We engage in social support service offerings in various areas, including the environment and ecology, health and medical care, finance and settlement, and education. Currently, we are working aggressively to develop tie-ups with external partners in an attempt to secure new sources of profit by launching full-scale business endeavors.

In the finance and settlement field, above all, we are undertaking business investment to expand the mobile e-commerce market, promote the spread of the “Osaifu-Keitai” and promote the spread and expansion of “iD” and “DCMX” services.

Sumitomo Mitsui Card Company, Limited

In July 2005, we acquired 34% of the common stock of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), a major company in the credit card industry that was a pioneer as an issuer of Visa cards in Japan, for approximately ¥98.7 billion, including shares newly issued by Sumitomo Mitsui Card. Starting in December 2005, Sumitomo Mitsui Card began issuing the “Sumitomo Mitsui Card for iD.”

•	Broadcasting

In the broadcasting field, we have been investing in such targets as television stations to investigate new services and develop businesses through the convergence of telecommunications and broadcasting.

mmbi, Inc. (formerly Multimedia Broadcasting, Inc.)

In order to offer a whole new broadcasting service combining the features of broadcasting and communications for use in mobile terminals, we set up Multimedia Broadcasting, Inc. On September 9, 2010, we obtained approval of our plan to establish a designated base station that will use frequencies between 207.5 MHz and 222 MHz. Additionally, Japan Mobilecasting, Inc. was set up as a subsidiary to operate a broadcasting service business for multimedia broadcasting in mobile terminals. On April 1, 2011, Multimedia Broadcasting, Inc. changed its name to mmbi, Inc. Following the licensing of the company as a broadcasting operator, we are moving forward in preparations for service launch in the spring of 2012.

•	Content and Internet

In the content and Internet field, which includes video and e-books, through investments in advertising companies and investments in and affiliations with companies that offer services to consumers, we are directing our efforts towards the expansion of the mobile content and Internet market.

OAK LAWN MARKETING, INC.

In April 2009, with a view to vitalizing the mobile e-commerce market, we acquired 51% of the common shares of the home shopping company OAK LAWN MARKETING, INC. (“OLM”) for ¥31 billion. The two companies plan to continue their efforts to expand home shopping businesses that utilize our services and platforms, such as the “iMenu” portal and “docomo Market.”

•	Research and Development

In the research and development field, we make investments in and collaborate with companies that have technology essential for our products and services from the viewpoints of business cooperation for enhanced technology development, more stable corporate management of the target company through equity participation and protection of applied technology.

ACCESS CO., LTD.

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

•	Global

We make investments in and/or enter into agreements with mobile service providers providing mobile phone related services with the long-term aim of securing growth and revenue opportunities and strengthening our global competitiveness.

In regards to investments in mobile service providers, in order to capture growth in overseas markets, we support the businesses of our investment partners and achieve financial returns in the form of dividends and equity gains, and at the same time, we aim to achieve synergies with our partners, including joint development of handsets, joint procurement and increased roaming revenues through introduction of W-CDMA technology.

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

Hutchison Telephone Company Limited/Hutchison 3G HK Holdings Limited

In December 1999, we acquired a 19% equity interest in Hutchison Telephone Company Limited (“HTCL”) in Hong Kong for approximately US$410 million (approximately ¥42 billion) as part of our business alliance with Hutchison Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In July 2001, we agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G HK Holdings Limited (“H3G HK”), for approximately HK$303,190 (approximately ¥5 million). We currently hold a 24.1% equity interest in both HTCL and H3G HK.

Philippine Long Distance Telephone Company

In January 2006, for the purpose of business support and technological tie-up, including enhancing our international roaming service, we entered into an agreement with three companies—NTT Communications Corporation (“NTT Com”), Philippine Long Distance Telephone Company (“PLDT”) and First Pacific Company Limited (“FPC”), which is PLDT’s largest shareholder—on our purchase of approximately 7.0% of PLDT’s total outstanding common shares from NTT Com, for approximately ¥52.2 billion.

Starting in March 2007, we had acquired PLDT shares in stages in securities exchanges, which totaled approximately ¥98.9 billion or equivalent to approximately 7.5% of PLDT’s outstanding common shares.

The NTT group’s cumulative stake in PLDT, combined with NTT Com’s PLDT shares, reached 20.9% as at the end of March 2008. Due to our ability to exercise significant influence over PLDT by exercising voting rights on behalf of the NTT group pursuant to the aforementioned January 2006 agreement, we have treated PLDT as our affiliate and have applied the equity method since March 2008.

Furthermore, in May 2011, we entered into an option agreement with JG Summit Holdings, Inc., the holding company of a conglomerate in the Philippines, to give the parties options through which we would acquire approximately 2% of the total issued and outstanding shares of PLDT, worth an estimated amount of about ¥21.6 billion (as of April 28, 2011). This transaction creates an opportunity for additional acquisition of shares following PLDT’s planned acquisition of a majority stake in Digital Telecommunications Philippines Inc. via a share swap, which would lead to a dilution of the NTT group’s cumulative stake. Once the trade based on the option agreement is completed, we would hold approximately 14% of PLDT’s outstanding common shares, and the NTT group’s cumulative stake would be approximately 20%.

KT Corporation

In December 2005, we entered into an agreement with Korean mobile network operator KT Freetel Co., Ltd. (“KTF”) on the formation of a comprehensive business alliance including equity participation, under which we invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment), and acquired 10% of KTF’s outstanding shares.

Under this partnership, the two companies established the Business & Technology Cooperation Committee (“BTCC”) and DOCOMO provided technical support to KTF to deploy a W-CDMA network across Korea. Other successful outcomes of the BTCC’s active endeavors include launching jointly developed terminals in Korea, offering a jointly developed service called Kaigai Plus Number and, further still, examining the mutual use of the NFC service between Japan and Korea.

In January 2009, as a result of the merger of KTF with KT Corporation (“KT”), which was a fixed-line telecommunications operator, and for the purpose of a strategic partnership with KT, we agreed to exchange 40% of our holdings for KT common shares and the remaining 60% for convertible bonds issued by KT. After we acquired the aforementioned shares and convertible bonds in June 2009, we had an approximately 2.4% stake in KT. In December 2009, we converted the aforementioned convertible bonds to KT’s American Depositary Receipts (ADRs), which made our stake roughly 5.9%.

DOCOMO PACIFIC, INC.

In December 2006, with a view to improving convenience for customers in Guam and the Northern Mariana Islands, a major destination for Japanese visitors, by enhancing the GSM network there and introducing packet roaming services by developing a GPRS network, we acquired Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”), both of which were mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (approximately ¥8.4 billion) and merged the operations of the two companies. As a result of this acquisition, Guam Cellular became our wholly-owned subsidiary. In July 2008, we launched 3G services, based on W-CDMA technology. In October 2008, the company name was changed to DOCOMO PACIFIC, INC. (DOCOMO PACIFIC). In December 2009, we began offering a push-type information distribution i-channel service called “MAX CHANNEL.”

Robi Axiata Limited

In September 2008, we acquired 30% of the total outstanding shares of TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Bangladesh, for approximately US$350 million (approximately ¥37.5 billion) to facilitate the company’s business expansion in the fast-growing Bangladeshi mobile telecommunication market. In November of the same year, we made an additional investment of approximately US$30 million (approximately ¥2.9 billion) in proportion to our capital contribution. The company name was changed to Axiata (Bangladesh) Limited in May 2009 and was then changed again to Robi Axiata Limited (“Robi”) in August 2010. As of March 2011, we hold 30.0% of Robi shares.

Tata Teleservices Limited

In March 2009, we acquired common shares of Tata Teleservices Limited (“TTSL”), an Indian communication carrier, that amounted to an approximately 26.5% stake in the company for 128.1 billion rupees (approximately ¥252.3 billion) in a move to expand our business areas in the Indian market, which is expected to achieve rapid economic growth in the coming years. In June 2009, TTSL began offering GSM services under the brand name “TATA DOCOMO,” and also launched a 3G service in November 2010, outpacing competitors to become the first private company to offer such a service. In March 2011, we announced a plan to accept the rights offering for approximately 8 billion rupees (approximately ¥14.4 billion) in proportion to our capital contribution. This transaction was completed in May 2011, and our investment will be utilized to expand the coverage as well as strengthen the quality of the 3G network. As a result of this transaction, we hold approximately 26.5% of TTSL shares.

DOCOMO interTouch Pte. Ltd.

In December 2004, we acquired all of the shares of inter-touch (BVI) Limited, a Singapore-based holding company, for US$70 million (approximately ¥7.3 billion as of the date of investment), with a view to improving the convenience for overseas travelers by further expanding its business and enhancing service offerings.

In January 2008, we acquired all of the shares of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, for approximately US$150 million (approximately ¥16.5 billion) with the view to improving its group business results and future business expansion and also carried out a capital increase in interTouch of US$191 million (approximately ¥21 billion). In April 2008, we changed its name to DOCOMO interTouch Pte. Ltd. Currently, DOCOMO interTouch is one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, providing services in approximately 1,100 hotels in 57 countries across the world.

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

PacketVideo Corporation

In July 2009, we acquired 35% of the outstanding shares of PacketVideo Corporation (“PacketVideo”), a U.S. company, from NextWave Wireless Inc. (“NextWave”), also a U.S. company, for US$45.5 million (approximately ¥4.5 billion) to expand our music and video services. Then in October 2010, we acquired 65% of the outstanding shares of PacketVideo that had been held by NextWave, at US$111.6 million (approximately ¥9.3 billion). As a result of this deal, PacketVideo became a wholly-owned subsidiary of DOCOMO.

PacketVideo is a leading company in music and video content player software and content service platforms for mobile phones, and it also develops and provides its own cutting-edge solutions in the area of services that enable music and video content to be shared among home electronics devices, including televisions, digital photo frames, and audio equipment, as well as personal computers and mobile phones.

8. Research and Development

In our base located in the Yokosuka Research Park, we engage in research and development of basic technology, mobile communication systems and a wide variety of new products and services. As part of our ongoing research and development and in order to continue to improve our products, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We are also working with major manufacturers of our handsets and network equipment.

In order to address technology innovations overseas, we have established research centers in the U.S., Germany and China. We also set up DOCOMO Capital, Inc. for the purpose of investing in ventures that boast advanced and innovative technology that can be applied to mobile communication services.

Furthermore, we also conduct research with various universities inside and outside of Japan. In the collaborative research field, we have been involved in technological exchange in connection with not only 3G research and development but also 4G mobile communication systems and other advanced technology research.

Recent development results are as follows:

•	Development of Handsets and Services

To provide our customers with a more comfortable communication environment, in addition to the commercialization of our Xi network, we undertook development of data communications devices compatible with the FOMA and Xi services. We also undertook development of a Xi-compatible communications platform, aiming for greater efficiency and lower costs in handset development.

We participated in the Open Handset Alliance™, which includes Google, and in cooperation with Google, we released handsets using Android™ , a software platform for mobile handsets. We moved forward with the realization of handsets in new fields, such as the development of 10 smartphone models, including Android™ and BlackBerry® handsets. We also developed the sp-mode ISP for smartphones, enabling the use of sp-mode mail and the “Disaster Message Board Service.”

Furthermore, to answer customers’ demands for using SIM cards from other mobile operators with DOCOMO handsets, we worked on the development of various functions for SIM unlocking functions.

•	Development of Technology for Commercialization

We undertook development of technologies including the standardization of multimedia broadcasting, that combine the characteristics of broadcasting and communication. We also worked on the development of translator phone, which incorporates a user interface using technology such as voice recognition and a translation function.

•	Efforts Relating to Future Technologies

We continued our research on LTE-Advanced, a fourth-generation mobile communication standard, obtained extra base station licenses for conducting testing and made preparations to commence demonstration experiments.

We continued research on creating cutting-edge interfaces such as shoot, touch and play 3D technology. We also conducted research on “mobile space statistics*,” thought to be effective in the field of disaster prevention planning, for estimating the number of people who will have difficulty returning home in the event of a natural disaster, and in the field of community development. Also, to promote environmentally-friendly homes and electric vehicles, we tested interfaces to learn the status of household power consumption by wireless communications and utilize that information. We performed verifications aiming for the creation and standardization of such new communications technology platforms.

*	Mobile space statistics refers to an estimate of geographic population distribution compiled from operational data necessary for providing mobile phone services. Individual users cannot be identified from the statistical information.

9. Competition

As Japan’s mobile phone market has continued to mature in line with the rise in the cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings. We have vied with our competitors, who have been gaining momentum in recent years, by enhancing our comprehensive approach, including revisions in our billing plans, releases of attractive handsets, and improvement in network quality. In the meantime, competition in the network layer has intensified due to the increasing number of new MVNOs, with foreign companies also among them, in addition to existing mobile phone network operators. The arrival of global players, including Apple Inc., Google Inc., and Amazon.com, Inc., has also accelerated the shift from the vertical integration model led by existing mobile phone network operators to a model of horizontal division, and has given vigor to a new vertical integration model in which the key is the terminal layer as well as content, application, platform and other upper layers.

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

There are presently four mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”), SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE”), and EMOBILE Ltd. (“EMOBILE”). As of March 31, 2011, we had a market share of 48.5%, the KDDI group had a market share of 27.6%, SOFTBANK MOBILE had a market share of 21.3% and EMOBILE had a market share of 2.6%. These mobile network operators have all received permission and licenses from the Japanese government for the establishment of 3G services in Japan.

Competition in the mobile communication industry has led the three mobile network operators (excluding EMOBILE) to enact similar rate plans and promotions. For example, KDDI group and SOFTBANK MOBILE both offer plans and services that are similar to our “Family Discount” and “Pake-hodai double” services. SOFTBANK MOBILE introduced a service called the “White Plan,” which allows users to make unlimited free calls among SOFTBANK MOBILE subscribers between 1:00 a.m. and 9:00 p.m.

The rapid expansion of the smartphone market has prompted operators to focus on efforts to increase smartphone sales. Competition in the smartphone market has intensified due to growing sales of the iPhone from Apple Inc., and mobile phone companies are enhancing their handset lineups by offering a variety of features, including user interfaces and functions. We are working on providing product lineups, including AndroidTM handsets and BlackBerry® handsets, and introducing convenient payment plans. In March 2011, we introduced “Monthly Support,” thus creating an easier environment for customers to have a smartphone.

We also believe that the data communications market for PCs and other devices offers opportunities for secondary unit demand. In regard to competition in this market, although EMOBILE has captured a large number of new subscriptions, we also have been putting greater emphasis on sales and are seeing a steady increase in the number of sales.

Regarding potential competition with fixed-line telecommunication services companies, our management believes that fixed-line telecommunication services and mobile communications services are not necessarily competitive with, but rather are primarily complementary to, each other—customers typically use fixed-line networks when they are at their homes or offices and mobile networks when they are outside. However, with the expansion of services offered by both fixed-line and mobile network operators, improvements in fixed-line and mobile technology, rate reductions in mobile services, deregulation, competition within the telecommunications industry and other developments (including technological developments that may enable us to lower the cost and further improve the capacity of mobile communication), there may be direct or indirect competition or conflicts of interest between us and other NTT subsidiaries.

•	Trends of MVNOs

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

10. Regulations

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

b. Business improvement order	The Minister of MIC may order a telecommunications carrier to improve business activities to protect the interests of the public and users with regard to the secrecy of communications, unreasonably discriminatory treatment, ensuring important communications, tariff and other service conditions, etc.

Regulation

c. Interconnection

Obligation, in principle, for interconnection with other telecommunications carriers that propose interconnection.

In the event a telecommunications carrier does not accept entering into a consultation despite the other carrier’s proposal to enter into an agreement to interconnect telecommunications facilities or if said consultation fails to come to an agreement, except for certain cases, the Minister of MIC may order such telecommunications carrier to start or resume consultation.

The Asymmetric Regulation

Our telecommunications facilities have been designated as Category II-designated facilities due to our market share which exceeds 25 percent in terms of the number of handsets with active subscriptions within the same service area. Consequently, in interconnection with other telecommunications carriers, we are obligated to specify in advance fees to be obtained and terms of connection, etc. in the form of articles of agreement, and report these to the Minister of MIC and make them public. No agreements pertaining to the interconnection between Category II-designated facilities and other telecommunications carriers may be entered into or amended without complying with those articles of agreement. Regarding fees charged to the connecting carrier as a result of interconnection (connection charges), we are obligated to charge an amount consisting of appropriate costs plus a reasonable margin and accordingly need to calculate such an amount by the method specified in the “Guideline relating to operation of the Category II-designated telecommunications facility system” (described later), and submit the basis of the calculation to the MIC. We are also under an obligation to assemble and make public accounting information about the connection in accordance with the MIC Ordinance.

In addition, we are designated as a telecommunications carrier subject to the prohibition of anti-competitive behavior on the grounds that it is necessary to do so in consideration of the fact that our market share in terms of profits exceeds 25 percent, transitions in this share and other circumstances; and also, for the purpose of ensuring a fair environment of competition with other telecommunications carriers, we are accordingly prohibited from engaging in anti-competitive behavior such as;

•	Use of information of other mobile network operators obtained from competitors through interconnection for other purposes;

•	Unduly favorable treatment of specific telecommunication carriers; and

•	Undue discipline imposed on or interference with other carriers, manufacturers or suppliers of telecommunications equipment.

Method of Connection Charges Calculation

To ensure a fair environment for competition in the telecommunications market, the MIC has, for quite some time, taken the initiative to reconsider the nature of the connection rules. In March 2010, the MIC announced the “Guideline relating to operation of the Category II-designated telecommunications facility system” to clearly define a connection charges calculation method and other matters.

The Guideline applies to telecommunications carriers that have Category II-designated telecommunications facilities (Category II-designated carriers) and to connection charges applicable in the fiscal year ended March 2010 and later, and clearly defines a connection charges calculation method, including the requirement that carriers exclude, in principle, sales costs as well as a certain amount of capital expenses from costs of connection charges.

In January 2011, we reported to the Minister of MIC on the connection charges applied in the fiscal year ended March 2011 calculated in accordance with the Guideline, which dropped by up to 35.6% (in voice connection charges, within the service area) from those applied in the fiscal year ended March 2010.

Mechanism for Unbundling

The aforementioned Guideline provides that, if certain function is associated with a highly required or important service, if another carrier requests this to be unbundled and if it is technically possible to do so, it is desirable that Category II-designated carriers unbundle the said function to an extent not causing excessive economic burdens. Specifically, the following are functions that should desirably be unbundled: (i) the voice connection function, (ii) the ISP connection function, (iii) the layer 3 connection function and (iv) the layer 2 connection function. We have been providing these functions stated as desirable for unbundling before the Guideline was made public.

Also, the MIC has positioned the following functions as those to be closely observed: (i) tariff information distribution, (ii) charging and collection agent for content information charges, (iii) bulk content distribution, (iv) continuous distribution of GPS information, (v) SMS connection, (vi) e-mail forwarding for mobile phones, (vii) packet inbound connection and (viii) handset information distribution. The MIC will closely observe discussions among operators for a certain period of time, and, if it determines that the discussions are unlikely to form an agreement among the operators, it will make a final decision on whether these functions should be positioned as desirably unbundled. Regarding these closely observed functions, we are responding to requests from other operators in an appropriate manner.

•	The Radio Act

The Radio Act was established to promote public welfare by ensuring the equitable and efficient utilization of radio waves. There are certain important provisions of the Radio Act applicable to us and other mobile phone service providers.

The Act states that the MIC must, in order to ensure convenience for those planning to build a wireless base station, draw up and make available to the public a list of the frequencies that are available for allocation. Anyone who wishes to build a wireless base station must submit an application form to the Minister of MIC together with documents in which required matters are stated, including the purpose of and reason for building a station, the location of the wireless facilities and its frequencies, and acquire a license. The Act also states that any telecommunications carrier who has obtained a license should obtain approval from the Minister of MIC in advance of any operational changes, such as a change in recipients of wireless communications or the location of the wireless facilities, or the intention to start any construction to modify the wireless facilities.

•	Latest Proposals concerning the Telecommunications Business Act and the Radio Act

Besides the above-mentioned regulations of the Telecommunications Business Act and the Radio Act, several other changes have been recommended by various governmental bodies.

Guideline regarding MVNOs

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

Guideline regarding SIM Unlocking Functions

While mobile network operators in the mobile phone market in Japan currently provide handsets and network services on the assumption that SIM locks are used, the MIC put together a guideline regarding SIM unlocking in June 2010. From the perspective of, for instance, ensuring further improvement of user convenience and enhanced international competitiveness of Japan’s ICT industry, operators are expected to proceed, on their own initiative, to implement SIM unlocking functions, starting with handsets possible to do so. However, in view of the fact that there are still issues left unaddressed, it has been decided that deliberations towards legislating this measure should be postponed for the time being.

In the meantime, in order to accommodate the wishes of customers to use our handsets with other companies’ SIM cards, we have decided, as a general rule, that all handsets launched on or after April 1, 2011, will have a SIM unlocking function and that we will accept customers’ requests for SIM unlocking. We also began offering SIM cards* for customers who wish to use SIM-unlocked handsets from other carriers on our network, on the condition that they enter into a contract with us.

*	We offer three types of SIM cards: FOMA cards, docomo UIM cards and docomo mini UIM cards. Of these, docomo UIM cards and docomo mini UIM cards are also compatible with the Xi service in addition to the FOMA services.

Idea of a “Broadband Super Highway”

Acting on the idea of a “Broadband Super Highway,” which envisions covering every household in the broadband network by roughly 2015, in December 2010 the MIC announced a basic policy which summarizes plans for realizing the “Broadband Super Highway.” Issues regarding our company are the promotion of shared steel towers and spectrum auctions.

Basic Policy for Securing Frequencies for Wireless Broadband Networks

In November 2010, policy measures for securing frequencies for wireless broadband networks were put together under the working group set up by the MIC to deliberate frequency issues. A basic policy is presented among those measures, which maintains that frequencies of over the 300MHz bandwidth should be secured by the year 2015 and those of over the 1,500MHz bandwidth by the year 2020.

Another basic policy is presented there as a result of the discussion of a spectrum allocation policy regarding part of the 700MHz and 900MHz bands slated to become available for new allocation for mobile phones after July 2012: an appropriate allocation approach will be to use the 700MHz band and the 900MHz band separately with a view to ensuring compatibility with how frequencies are allocated in other countries. Further, another policy has also been put forward for transferring and reorganizing frequencies in order to have the use of mobile phone systems start in 2015 for the 700MHz band and in 2012 for the 900MHz band.

As a step to implement the prompt reorganization of frequencies, it is recommended that an auction-type approach should be introduced to cover the costs required for transferring frequencies, and partial revision of the Radio Act is being contemplated for that purpose. Further still, as a basic policy regarding new wireless systems, such as a 4G mobile communications system, for the “Broadband Super Highway,”, the implementation of spectrum auctions, held in a number of other countries, is under consideration. A “Conference for Spectrum Auctions” has been set up, and by around December 2011, it will examine the current trend in spectrum auctions and discuss tasks and other details regarding implementation.

Committee on Competition Policy for Promoting Broadband Networks

To promote the expansion of broadband networks, the MIC established a new “Committee on Competition Policy for Promoting Broadband Networks” in March 2011, since it is essential to comprehensively pursue policies required to stimulate active competition among carriers, such as promoting competition of facilities by opening up wiring infrastructures (such as power poles and conduit lines), promoting competition of services arising from the open architecture of NGNs (Next Generation Networks) and promoting competition in the mobile communications market, in which changes in market environment has been significant. Discussions are to be held and the findings are to be reported in December 2011.

Committee on Secure Communications in a State of Crisis caused by Large-Scale Disasters

The Great East Japan Earthquake caused congestion and/or disconnection of communications in wide areas. Based on this fact, because maintaining basic and key communications, including those for emergency alerts or confirmation of safety and communications for the police as well as the distribution of disaster preparedness information, are essential for securing the lives and property of citizens and for maintaining a functional nation in the event of a disaster, the MIC newly established a “Committee on Secure Communications in a State of Crisis caused by Large-Scale Disasters” in April 2011.

The committee will discuss the following issues: (i) how to control communication congestion in the event of a crisis, (ii) how to ensure communication measures when a base or a relay station is damaged, (iii) appropriate network infrastructure based on the experience of the Great East Japan Earthquake and (iv) effective use of the Internet based on the experience of the Great East Japan Earthquake.

11. Efforts to Address Disasters

Mobile phones represent an important communications infrastructure that is critical to the livelihood of people and they carry an expectation that they will play an extremely important role in the event of a disaster, such as an earthquake or wind or flood damage, by serving lifesaving purposes and providing communications functions of national agencies and local municipalities. We are working to develop communications networks that can withstand disasters, and it is also striving to ensure the security and reliability of our networks.

As a system to address the event of a disaster, a disaster response headquarters will be established in our head office or branch, etc. according to the scale of the disaster or damage. The disaster response headquarters will collect information hand in hand with unaffected branches, our group companies, NTT group companies and others and coordinate restoration work and support plans, etc. based on the information thus collected, and teams formed within the disaster response headquarters take command of their respective work. Depending on the scale of the disaster, we will work with the Cabinet Office, the MIC, the government’s emergency response headquarters, etc. to cooperate in reconstruction efforts of the government and others. We will also supply information to our customers by, for instance, explaining to the press specific information on the damage or the status of restoration.

•	Damages of the Great East Japan Earthquake

Following the Great East Japan Earthquake on March 11, 2011, some 6,700 base station equipment became inoperable due to physical damages to these facilities, disruption of commercial power supply and transmission lines and other factors. With regard to docomo Shops, in the immediate aftermath of the earthquake, 159 out of 195 shops in the Tohoku region were forced to close temporarily, and a total of 90 shops including those located in the Kanto region were either completely or partially destroyed.

Immediately after the earthquake, we established Disaster Countermeasures Offices in our headquarters and the Tohoku Regional Office to create an organizational structure capable of close collaboration 24 hours a day, and activated the “Disaster Message Board Service.” In cooperation with other NTT group companies and construction companies, we have worked to assess the damages and restore our communication facilities as quickly as possible and initiated support activities for disaster victims.

•	Restoration Activities

The specific actions undertaken by our group for the restoration of communication facilities and the support for disaster victims are as follows:

Restoration of Communication Facilities

In our efforts toward the restoration of damaged communication facilities, we mobilized a total of some 4,000 people, and deployed approximately 30 mobile base station vehicles, approximately 30 mobile power supply vehicles and approximately 400 units of portable power generators to supply electricity to base stations and other facilities where commercial power supply was disrupted. We also recovered the transmission lines through the use of optical fiber, micro-wireless circuits and satellite circuits, and deployed base stations employing a large zone scheme* on mountaintops and other locations to resume services as quickly as possible. In areas where access was restricted due to the accident at the Fukushima Daiichi Nuclear Power Plant, we used high-performance antennas to transmit signals from outside the 20-km exclusion zone and replaced the transmission lines inside exchange-office buildings within the 20-km exclusion zone. As a result of these efforts, most of the service areas near the nuclear power plant and along major trunk roads in its vicinity were restored, enabling the resumption of FOMA service.

*	“Large zone scheme” is a method to cover areas normally covered by multiple stations by utilizing a single station.

Initiatives for Securing Means for Communication

To assist the restoration of disaster-stricken areas, we rented to local administrative institutions and installed at evacuation shelters approximately 900 satellite mobile phones, approximately 1,700 mobile phones and approximately 300 tablet devices. We also established approximately 300 stations where mobile phones can be recharged for free using multi-chargers, solar chargers and other means.

Provision of Disaster Message Board Service

We activated the “Disaster Message Board Service” immediately after the earthquake to provide disaster victims with a means of communication. To allow a greater number of people to use this service, we expanded the areas from which messages can be posted to cover the entire nation within one week after the quake, and also enabled its use through smartphones.

Reopening of docomo Shops

To offer assistance to customers whose mobile phones were damaged or lost due to the disaster, we strived to reopen our docomo Shops as quickly as possible. As of March 31, 2011, approximately 90% of our docomo Shops, excluding those in buildings that were severely damaged or those within the exclusion zone around the Fukushima Daiichi Nuclear Power Plant, have reopened. For customers living in areas near shops which could not resume operations, nearby docomo Shops provided on-site services to answer to their needs.

Provision of Restoration Area Maps

For the three prefectures of Iwate, Miyagi and Fukushima, which suffered the severest damages from the earthquake, we started providing the “Restoration Area Maps” (Japanese only) on our home page from March 20, 2011, to allow users to confirm on maps such details as areas where FOMA service is available, areas that have been restored or planned to be restored through the use of mobile base station vehicles, locations where satellite mobile phones and free recharging services are available and information regarding docomo Shops.

Support for Disaster Victims

To support our customers affected by the disaster, we provided various services such as the extension of payment deadlines on phone bills, discounts on handset repair charges and free data restoration service for handsets damaged due to water exposure. In addition, for customers affected by the disaster, we decided to refund the basic monthly fees and other charges for the periods when services were not available.

Launch of Charity Drive Website for Affected Areas, etc.

To support the disaster-stricken areas, we launched a website to collect donations from customers through the “docomo Mobile Remittance Service,” “docomo Points” and other methods. We have donated ¥780 million, which was collected through March 30, 2011. We have also started accepting donations through the sale of charity applications and content from April 2011, and a total sum of ¥120 million collected by April 13, 2011 was donated. In a separate effort, the Company made a disaster-relief donation of ¥500 million.

12. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2011. The government of Japan, in the name of the Minister of Finance, owned 40.15% of the voting rights of NTT as of the same date. The government of Japan, acting through MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2011, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the year ended March 31, 2011, we had sales of ¥38,336 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥210,446 million, ¥113,023 million and ¥76,214 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥46,880 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥208,178 million, ¥118,265 million and ¥72,928 million, respectively, in the year ended March 31, 2010. We also had receivables of ¥10,430 million from NTT and its subsidiaries and payables of ¥70,542 million to NTT and its subsidiaries at March 31, 2011, compared to ¥11,164 million and ¥70,751 million at March 31, 2010.

In order to ensure fair competition in the mobile telecommunication business, the MPT (currently the MIC) in April 1992 established the following conditions of separation on NTT, which was then operating fixed line telephone services, and us, which remain applicable:

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

13. Employees

As of March 31, 2011, DOCOMO and its subsidiaries had 22,954 employees representing a increase of 657 employees since March 31, 2010. As of March 31, 2010, 2009 and 2008 we had 22,297, 21,831, and 22,100 employees, respectively. The average number of temporary employees for the year ended March 31, 2011 was 8,203.

Of our 22,954 employees on March 31, 2011, approximately 2,151 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2011, approximately 1,769 employees were working at overseas consolidated subsidiaries.

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

14. Legal Proceedings

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

C.    Organizational Structure

As of March 31, 2011, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2011.

D.    Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2011, we and our regional offices owned 3,445,356 square meters of land and 1,560,661 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2011, we leased 11,223,067 square meters of land mainly for base stations and transmission facilities.

We do not, directly or indirectly through a subsidiary, operate a coal or other mine subject to the U.S. Federal Mine Safety and Health Act of 1977.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the notes thereto included in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this report.

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the year ended March 31, 2011

•	Operating Results for the year ended March 31, 2010

•	Segment Information

•	Recent Accounting Pronouncements

•	Critical Accounting Policies

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Prospects for Business Trends and Financial Performance

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

A. Operating Results

Overview

We are the largest cellular network operator in Japan providing a wide array of wireless communication services including cellular phone service. As of March 31, 2011, we had approximately 58.01 million subscriptions, which represented 48.5% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communication services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our nationwide packet communications network. In addition to cellular services, we presently provide credit payment services, home shopping services, mobile advertisement sales, internet access services for hotels and various other services.

Now that the use of cellular phone has become widespread in Japan, it is difficult to duplicate the rapid growth we experienced in our earlier operations. Under these market conditions, we announced our new corporate vision of “Pursuing Smart Innovation: HEART” in July 2010. In view of the anticipated changes in society in the future, we aim to drive innovation by leveraging the unique properties of mobile devices and partnering with a broad range of companies to connect people and society in smart, innovative ways for enhanced quality of life, and thereby create new revenue sources with the aim of achieving further growth and delivering new value to society.

During the fiscal year ended March 31, 2011, we worked particularly to expand subscribers’ packet usage by enriching our video content portfolio and taking other measures aimed at boosting users’ data usage and promoting various initiatives to expand the user base of smartphones and PC data cards. In particular, to respond to the rapid expansion of the smartphone market, we significantly reinforced our product lineup, revised our billing plans and worked toward the enrichment of content and applications for mobile phones. We also carried out various initiatives aimed at enhancing customer satisfaction on a continual basis from the previous fiscal year.

For the year ended March 31, 2011, our operating revenues were ¥4,224.3 billion, a decrease of ¥60.1 billion from the prior fiscal year due primary to the decline in voice revenues. On the other hand, we recognized operating income of ¥844.7 billion, achieving an increase of ¥10.5 billion from the prior fiscal year through our continuous efforts to reduce our operating expenses including network-related expenses. Net income attributable to NTT DOCOMO, INC. decreased by ¥4.3 billion from the prior fiscal year to ¥490.5 billion. Cash flows from operating activities were ¥1,287.0 billion, increasing by ¥104.2 billion from the prior fiscal year due mainly to the decrease of fund-provision in relation to installment receivables for subscribers’ handset purchases. Capital expenditures decreased by ¥18.0 billion from the prior fiscal year to ¥668.5 billion as we worked to improve our efficiency while enhancing the quality of our network.

On March 11, 2011, a magnitude 9.0 earthquake, the Great East Japan Earthquake, struck Japan with its epicenter located off the coast of Tohoku. The earthquake and the subsequent tsunami caused damage to our communication and other facilities, disruption of services due to power outage and other impacts. Immediately after the earthquake, we established the Disaster Countermeasures Offices in our Tokyo headquarters and the Tohoku Regional Office and worked toward early restoration of damaged facilities and resumption of services. As a result, by March 31, 2011, we resumed most of our FOMA service and reopened approximately 90% of our docomo Shops in the stricken area. In relation to the disaster, we recorded ¥7.1 billion in operating expenses for the fiscal year ended March 31, 2011, including write-downs of damaged facilities and equipment, and personnel and other expenses incurred in response for the disaster. However, there was no significant impact on our results for the fiscal year ended March 31, 2011.

Trends in the Mobile Communications Industry in Japan

According to an announcement by the Telecommunications Carriers Association, the mobile communications market in Japan saw a 7.35 million net increase in cellular subscriptions for the year ended March 31, 2011. The total number of cellular subscriptions in Japan grew to 119.54 million as of March 31, 2011, which represented a market penetration rate of approximately 93%. Although the total number of subscriptions expanded due to development of new markets such as smartphones, PC data cards and built-in communication modules, the annual growth rate of cellular subscriptions has slowed in line with the rise in penetration rate and the decrease in the future population, and was limited to 4.6%, 4.4% and 6.6% for the years ended March 31, 2009, 2010 and 2011, respectively. We believe the growth rate of new cellular subscriptions in the coming years will also be limited to a similar level.

As of March 31, 2011, cellular services were provided in Japan by four network operators including us and their group companies. In addition to providing cellular services, the network operators also develop mobile phones and other communications devices compatible with their communications services jointly with manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, after we launched our third-generation mobile communications (3G) services, FOMA, using the W-CDMA technology in 2001, other operator groups also introduced 3G services. In recent years, 3G services have become the mainstream service for all operator groups. As of March 31, 2011, the number of 3G mobile communications service subscribers in Japan totaled 118.13 million, accounting for 98.8% of the total number of mobile phone subscriptions. In December 2010, we launched Japan’s first commercial service using LTE (Long-Term Evolution), a technical standard developed as an extension to the 3G system, in Tokyo, Nagoya and Osaka under a new service brand called “Xi”. As of March 31, 2011, the total number of subscriptions to Xi service was approximately 26,000. Meanwhile, the sales of smartphones have recorded a remarkable increase in recent years. We expect this trend of expanded smartphone sales will continue going forward. According to our forecast, the total number of smartphones to be sold in the fiscal year ending March 31, 2012 is projected to increase by more than two-fold compared to the previous fiscal year and the size of the smartphone market is likely to become larger than that of the existing feature phone market within the fiscal year ending March 31, 2013.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions, data usage has been increasing owing to the expanded uptake of smartphones and growing adoption of flat-rate billing plans for unlimited packet access and high-speed data services, and new market opportunities are beginning to emerge in such areas as content and applications for mobile devices. The network operators in Japan have been competing against one another to retain existing subscriptions, to acquire new subscriptions and to capture revenues from new markets by addressing the following issues:

•

Pricing strategy: Offering free voice calls among family members subscribing to the same operator, free voice calls among phones subscribed under the same corporate subscription account, introduction of new discount services conditioned upon long-term subscriptions, introduction of packet flat-rate services, and introduction of billing plans offering discounts to smartphone users, etc.;

•

Handset sales promotion: Introduction of installment payment scheme for the purchase of a handset, and mobile phone protection service for lost or damaged handsets and delivery of a replacement phone, etc.;

•

New service introduction: Electronic payment using mobile phones, music and video distribution, automatic information delivery tailored to user’s preference, location information service, provision of applications for mobile phones, electronic book service, etc.;

•	New handset development: Release of handsets and smartphones equipped with various features such as contactless IC (Integrated Circuit) chip, GPS-based positioning, or security functions, etc.;

•	Networks: Improvement of communications quality and expansion of high-speed data service areas using HSPA and LTE, etc.; and

•	Alliances: Collaboration with external partners in other industries, such as retailers, financial institutions, content holders, etc.

Changes in the Japanese regulatory environment in recent years have accelerated competition among cellular network operators. In October 2009, the Ministry of Internal Affairs and Communications (MIC) published a report entitled “Interconnection Rules in Response to Changes in the Telecommunications Market Environment.” The report recommended that (1) in terms of interconnection charges, appropriate rules should be established for interconnection charges and same rules should be applied to all cellular network operators, and (2) in terms of establishing rules for roaming, each cellular network operator should construct its own telecommunication networks in principle, because spectrum is scarce but allocated to cellular network operators in the mobile telecommunication business. In the Japanese mobile phone market, operators have hitherto provided handsets and network services based on the premise of applying SIM lock to mobile devices. In April 2010, however, the MIC conducted a public hearing concerning the use of SIM locks in mobile devices, and established guidelines in June 2010 presenting a move toward disabling SIM locks through voluntary actions of network operators. In response to this move, we decided to install a feature that can disable the SIM locks in principle to all mobile devices we release after April 2011.

In Japan, radio spectrum has been used in accordance with the “spectrum utilization fee system,” under which mobile network operators or other parties operating a radio base station using the spectrum allocated by the government are charged fees for the use of such spectrum. In December 2010, the MIC’s Policy Making Platform, a task force for ICT policies in a global era, presented a direction to promptly start studies on the introduction of an auction system for allocation of radio spectrum.

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

In April 2008, we announced “New DOCOMO Commitments,” our vision for transformation and, taking this opportunity, renewed our corporate brand logo. In July 2008, we reorganized our group structure by integrating our former eight regional subsidiaries for the purpose of improving customer services and enhancing the speed and effectiveness of our operations. In October 2008, we announced our medium-term business directions based on a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” to be implemented through March 2013. “DOCOMO’s Change” includes concrete actions to revisit every aspect of the business from the customers’ perspective, from customer relations to handsets and networks based on a thoroughly hands-on approach to serving customers at all levels of our group as pledged in our “New DOCOMO Commitments” proclamation. “DOCOMO’s Challenge” includes action plans to drive innovation in collaboration with a wide range of partners, committing us to take on the challenges of creating new value by leveraging the virtually unlimited potential of mobile phones by responding to further advancements and diversifications in the mobile market, where development of services that take advantage of unique mobile properties such as real time immediacy, personal authentication, and GPS capabilities in conjunction with the evolution of networks and handsets, as well as new services that transcend conventional boundaries through the increasing adoption of open-platform handsets and entry of new global players are taking place.

During the fiscal year ended March 31, 2011, we worked to improve customer satisfaction by employing various measures such as reinforcement of our product lineup, enrichment of billing options and enhancement of after-sales support. We ranked No. 1 in a consumer satisfaction study conducted by J.D. Power Asia Pacific. We also received the highest ranking in the satisfaction study of business customers by J. D Power Asia as well as the survey on mobile data device users by Nikkei BP Consulting for two straight years. As shown by these achievements, we believe our endeavors toward improved customer satisfaction have delivered tangible results.

In the fiscal year ending March 31, 2012, we will continue to review every aspect of our operations, from products/services to customer responsiveness to network construction, under the “DOCOMO’s Change” initiatives aiming to further improve customer satisfaction. We are determined not to be content with the acquisition of No. 1 customer satisfaction scores, and we are committed to continuing our all-out efforts to achieve further improvement in customer satisfaction.

We are positioning the fiscal year ending March 31, 2012 as the second year in the execution phase of our “DOCOMO’s challenge” programs, with the goal of providing services that are tailored to the lifestyle and individual needs of each customer and contributing to the sustained development of society by providing solutions to pressing issues. We will promptly and steadily implement the following actions:

•

Expansion of packet usage: We will aim to increase packet ARPU by promoting subscriptions to flat-rate billing plans for packet access, accelerating subscribers’ migration to smartphones, acquiring more users through subscriptions to second mobile devices such as data communications devices or tablets, and proliferating the use of video services.

•

Proliferation of smartphones: We will move ahead with our endeavors to offer attractive devices, transplant to smartphones “i-channel”, “i-concier” and various other services that have so far been provided only on i-mode phones, and introduce new services that take advantage of the unique properties of smartphones. We will also put in place organizational structures and systems, etc., to respond to the full-scale proliferation of the smartphone market.

•

Roll-out of the Xi service and network evolution: To further enrich the Xi service launched in December 2010, we will move ahead with the development of network, devices and services to establish a foundation for promoting a wide array of advanced mobile broadband services. We will also work to further expand network coverage.

•

Promotion and further advancement of service personalization: We will further advance “i-concier” and introduce this service on smartphones to support the daily life of each customer, and offer a rich portfolio of content tailored to each customer’s needs or usage opportunities.

•

Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in fields such as environment, health management and finance, while actively seeking alliances with external partners to secure new revenue sources.

•

Introduction and promotion of converged services: We will aim to provide more convenient services which are comfortable to use, such as the “Otayori Photo Service,” “docomo Drive Net” navigation and electronic books, and to further expand machine-to-machine businesses which connect devices not incorporated into a network.

•

Further advancement of devices: We will strengthen the lineup of our smartphones and other products to cater to the needs of broader customer segments. We also plan to add more variety to the lineup of Xi-enabled mobile devices.

•

Collaboration of devices and networks: We will aim to realize advanced services by optimizing the allocation of functions between devices and networks, leveraging the high-speed, large-capacity and low-latency properties of the LTE network.

•

Basic research aimed at new value creation: We will work on the verification of our research for creating businesses that contribute to the development of society and industries, and aim to realize a richer society that takes advantage of the characteristics of mobile communications. In particular, we will further advance our joint research on “Mobile Spatial Statistics.”

•

Expansion of international businesses: We will strive to expand the revenues streams from international businesses by further enriching our international services and enhancing our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment by allying with partners.

•

Domestic investments and alliances: We will endeavor to expand revenues and achieve sustained growth by creating new businesses and reinforcing our core business through the pursuit of investments and alliances in Japan. We will also drive innovation jointly with our partners and aim to create new value.

Taking the actions mentioned above as well as pursuing further operational efficiency by particularly focusing on cost reduction in such areas as network-related costs and other general expenses, we aim to achieve an operating income of over ¥900 billion for the fiscal year ending March 31, 2013. We will also strive to further expand our business by cultivating new business opportunities as well as becoming a “comprehensive service provider” centered around mobile communications, which we envisioned in our new corporate vision, “Pursuing Smart Innovation: HEART.”

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

We earn our wireless services revenues primarily from basic monthly charges, calling charges for outgoing calls, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of the third generation FOMA services, the second generation mova services and other services. We have decided to discontinue mova services on March 31, 2012 to more efficiently concentrate our business resources. We have been promoting the migration of mova subscribers to FOMA services, and the total number of FOMA subscriptions reached 56.75 million or 97.8% of our total number of cellular subscriptions as of March 31, 2011. We will continue our efforts to induce existing mova subscribers to migrate to FOMA services toward the scheduled termination of mova services on March 31, 2012.

Cellular services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges billed by connection time. The main source of our packet communications revenues are currently i-mode revenues, but smartphones and other new data services have become the largest drivers behind their growth. The contribution of packet communications revenues to our wireless services revenues has increased every year and accounted for 45.2% of wireless service revenues for the year ended March 31, 2011, as compared to 42.1% and 39.4% for the years ended March 31, 2010 and 2009, respectively.

Our top operational priorities include maintaining our current subscribers and the level of our average monthly revenue per unit (“ARPU”). Our cellular services revenues are essentially a function of our number of active subscriptions multiplied by ARPU.

Our number of subscriptions continues to grow, but its growth rate has been confined to a limited level. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve our important goal of retaining our current subscriptions. The churn rate has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our revenues by decreasing the amount of revenues we are able to collect from each subscriber on average. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for long-term subscribers. During the fiscal year ended March 31, 2011, we employed various measures aimed for improving customer satisfaction on a continual basis from the previous fiscal year, including communications quality enhancement initiatives, revamping of after-sales support, and introduction of attractive billing plans. To improve our communications quality, we offered a service in which we dispatch our field staff to customers’ premises within 48 hours, in principle, after setting up an appointment based on an inquiry from customers, and implemented various other measures aimed at enhancing our area coverage and network quality. To revamp our after-sales support, we continued to offer the “Mobile Phone Checking Service,” which provides users with free basic checkups and cleaning of handsets, and also continued the program to provide a free battery pack or FOMA portable charger. In order to offer attractive billing plans, we focused mainly on the revision of our billing structure for data communications services in view of the rise in demand for data services, introducing new flat-rate billing options for smartphones, “Pake-hodai flat” and “Pake-hodai double 2”, as well as the “Monthly Support” discount program, under which eligible subscribers purchasing a certain product such as a smartphone or a tablet device will be able to receive certain levels of discounts, which will vary by each model, on their monthly phone bill for up to 24 months. We also started offering a flat-rate billing plan for unlimited packet access for users traveling abroad, “Overseas Pake-hodai.” As a result of these endeavors, our churn rate for the fiscal year ended March 31, 2011 was maintained at a low rate of 0.47%.

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

In November 2007, we introduced a handset sales method called “Value Course.” “Value Course” is a sales method, where the purchase of a handset is not discounted by a certain type of sales commission which had previously been paid to agent resellers, specifically designed for providing discounts on handset sales. As this handset sales method requires customers to pay full price to purchase a new handset, it awards the subscribers with a subscription to a billing plan with discounted basic monthly charges called “Value Plan.” While we simultaneously introduced another sales method more similar to the conventional method called “Basic Course,” where a subscriber purchases a handset discounted by our direct subsidy and undiscounted billing plans are applied, so far more than 95% of subscribers have opted for the “Value Course,” and the number of “Value Plan” subscriptions reached approximately 41.25 million, or 71% of our total subscriptions, as of March 31, 2011. Our aggregate ARPU (Xi+FOMA+mova) has been on a constant decline, and the drop of voice ARPU, in particular, has accelerated in recent years. This is due largely to the impact from the expanded uptake of “Value Plan” because basic monthly charges are included in the calculation of voice ARPU and the impact from the drop of billable MOU resulting from the growing utilization of free calling allowances. The revisions made to the calculation method of our interconnection fees (access charges) have also contributed to the decline in voice ARPU. From the fiscal year ended March 31, 2011, in accordance with the “Guidelines for the Operation of the Type II Specified Telecommunications Equipment Systems” published by the Ministry of Internal Affairs and Communications in March 2010, our interconnection fees are calculated excluding operating expenses (with the exception of some expense items) from the cost of interconnection.

For the fiscal year ended March 31, 2011, although we achieved an increase in packet communications revenues as a result of our intensive efforts to boost the usage of video and other data services and strengthen the sales of smartphones and other devices, our total cellular service revenues continued to decline because the increase of data revenues fell short of completely offsetting the drop in voice revenues resulting from the expanded uptake of “Value Plan” and reduced billable MOU.

Raising packet communications revenues is one of the top priorities in our business strategy, and we have employed various measures aimed at expanding subscribers’ packet usage. Such measures include expanding user base of smartphones, PC data cards and mobile Wi-Fi routers, encouraging subscribers to join flat-rate packet billing plans, expansion of video usage, enrichment of everyday life-oriented content, improving the ease of use and convenience of our products. Through the execution of “DOCOMO’s Change and Challenge” action plan, we will strive to retain our existing subscriber base by enhancing the level of customer satisfaction, and achieve growth by increasing our packet ARPU.

Equipment Sales

We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets to agent resellers for sale to our subscribers.

As described in the section of Wireless Services above, in November 2007, we introduced a handset sales method, “Value Course.” Payment in installments is made available for a subscriber to purchase a handset from agent resellers under this “Value Course” purchase scheme. If a subscriber chooses to pay in installments, under the agreement entered into among the subscriber, the agent reseller and us, we provide funds by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. This agreement is separate from the telecommunications service contract entered into between the subscriber and us, or the equipment sales contract concluded between the agent reseller and subscriber. Because the revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, cash collection of the installments receivable for the purchased handset from subscribers do not have an impact on any of our revenues, including equipment sales revenues.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 11.3% of total operating revenues for the year ended March 31, 2011. We account for a portion of the sales commissions that we pay to agent resellers as a reduction in equipment sales revenues in accordance with U.S. GAAP. As a result, structurally, the cost of equipment sold has exceeded equipment sales revenues. However, with the introduction of “Value Course” in November 2007 and accompanying reduction of sales commissions, the amount of sales commissions deducted from equipment sales revenues decreased significantly, and the effects of the excess amount of cost of the equipment sold over equipment sales revenues has also weakened. During the year ended March 31, 2011, equipment sales revenues decreased by ¥30.1 billion or 5.9% compared to the prior fiscal year due mainly to the decrease in the wholesale price per unit achieved as a result of a decrease in the procurement cost per unit.

Because the trend of handset sales is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section below.

Creation of New Revenues Sources

As the Japanese mobile phone market continues to mature, the competition among carriers has intensified in such areas as rate reductions. Against this backdrop, with the aim of achieving sustained growth, we have worked to diversify our revenue sources while stepping up our efforts to reinforce our wireless services business.

Following the launch of our credit brand “iD” in December 2005, we commenced a proprietary mobile credit payment service “DCMX” in April 2006. Through these services, which enable credit payment using mobile phones with the contactless IC chips embedded inside the handset, we would like to transform mobile phones into a tool that serves various needs in everyday life. With the subscriber base of “DCMX” reaching 12.32 million and the number of “iD” reader/writer machines installed growing to approximately 510,000 as of March 31, 2011, the amount of credit transactions handled has also been rising.

In April 2009, to invigorate the mobile e-commerce market that offers great potential for growth in the future, we acquired a majority stake in OAK LAWN MARKETING, INC., a leading TV and home shopping firm in Japan which subsequently became our consolidated subsidiary.

Our subsidiary for multimedia broadcasting service, Multimedia Broadcasting, Inc., which changed its name to mmbi, Inc. on April 1, 2011, received approval from the Ministry of Internal Affairs and Communications for setting up stations for commissioned broadcasting business in September 2010. To prepare for the commercial launch of multimedia broadcasting business scheduled for April 2012, the commissioned broadcasting business was spun off to an operating subsidiary, Japan Mobilecasting, Inc. in January 2011. Multimedia broadcasting service is a new type of broadcast media based on the ISDB-Tmm standard, which can offer both storage-type broadcasting services that allow users to view a wide variety of content such as videos, music, newspapers, magazines and electronic books after automatically storing the content in mobile devices, as well as a high-quality streaming service that delivers high-quality, high-resolution broadcasting content in real time.

We will continue to strive to expand these business fields going forward. We intend to pursue investments and alliances with the aim of strengthening our operations, without distinction as to core or new business, to expand our revenues and achieve sustained growth. We will continually seek opportunities of investment and alliance that will benefit our business management.

Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities and payroll for employees dedicated to the operations and maintenance of our wireless services. Cost of services accounted for 26.5% of our total operating expenses for the year ended March 31, 2011. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 33.5% and 29.1% of the total cost of services, respectively. The amount of our communication network charges is dependent on the rates set by other operators. Cost of Services for the year ended March 31, 2011 decreased by ¥4.1 billion or 0.5% to ¥896.5 billion from the prior fiscal year.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 19.6% of our operating expenses for the year ended March 31, 2011. The cost of equipment sold for the fiscal year ended March 31, 2011 decreased by ¥35.7 billion, or 5.1%, compared to the prior fiscal year due mainly to the reduction in the per-unit cost of procurement, which was achieved through the preparation of a product lineup consisting mainly of low-price handsets featuring stylish designs in response to customers’ orientation toward less expensive products.

Depreciation and Amortization

Depreciation and amortization accounted for 20.5% of our operating expenses for the year ended March 31, 2011. In order to respond attentively to demand from our subscribers, we made capital investments primarily for the FOMA services network during the period through March 31, 2011. The principal actions undertaken during the fiscal year ended March 31, 2011, included the following:

•	Further enhancement of FOMA network service area quality to respond attentively to customers’ requests;

•	Reinforcement of network facilities in response to the traffic growth resulting from the increased adoption of smartphones, etc.; and

•	Roll-out of service areas for the launch of Xi, which utilizes LTE system

Our annual capital expenditures have been declining after FOMA-related network investments peaked in the fiscal year ended March 31, 2007. Therefore, depreciation and amortization expenses have also been showing a downward trend. In addition, we have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices and improvements in construction processes. As a consequence, depreciation and amortization expenses for the year ended March 31, 2011 decreased from the prior fiscal year.

For more details concerning our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 33.4% of our total operating expenses for the year ended March 31, 2011. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. In accordance with U.S. GAAP, in our accounting, a portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of commissions, both sales activities linked and non-sales activities linked, as selling, general and administrative expenses.

Our total selling, general and administrative expenses for the fiscal year ended March 31, 2011 declined compared to the prior fiscal year due to our efforts to decrease the amount of the commissions included in the selling, general and administrative expenses and to other measures dedicated to more efficient use of operational expenses.

Operating Income

For the year ended March 31, 2011, operating revenues decreased from the prior fiscal year owing to a decline in wireless services revenues resulting from a drop in ARPU and a decrease of equipment sales revenues caused by a reduction in the wholesale price per unit. On the other hand, the decrease in operating expenses resulting from the decline in costs of equipment sold and other expenses associated with the sales of equipment and our ongoing efforts to reduce costs, including reductions in network-related costs, more than offset the decrease in operating revenues. As a result, operating income recorded a year-on-year increase.

Other income and expenses, Equity in net income (losses) of affiliates

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. See “Item 4. Information on the Company—B. Business Overview—7 Investments and Affiliations.” In accordance with U.S. GAAP, the investment is accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when we are able to exercise significant influence over the investee, but do not have a controlling financial interest. In accordance with equity method accounting, we include our equity in the net income or losses of affiliates in our consolidated statements of income. Where we do not have an ability to exercise significant influence over the investee, we include the investment as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. The impairment charges for “Marketable securities and other investments” and realized gains or losses from sales of “Investments in affiliates” and “Marketable securities and other investments” are recognized in “Other income and expenses,” whereas the impairment charges for “Investments in affiliates” are recognized in “Equity in net income (losses) of affiliates.” In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net losses of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. Please refer to “Critical Accounting Policies—Impairment of investments.” We may also experience material gains or losses on the sale of our investments. As of March 31, 2011, the total carrying value of “Investments in affiliates” was ¥525.5 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥128.1 billion.

Operating Results for the year ended March 31, 2011

The following discussion includes analysis of our operating results for the year ended March 31, 2011. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
	2010	2011	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	56,082	58,010	1,928	3.4%
Xi services (thousands)	—	26	—	—
FOMA services (thousands)	53,203	56,746	3,542	6.7%
mova services (thousands)	2,879	1,239	(1,640)	(57.0)%
i-mode services (thousands)	48,992	48,141	(851)	(1.7)%
sp-mode services (thousands)	—	2,095	—	—
Market Share (%) (1) (2)	50.0	48.5	(1.5)	—
Aggregate ARPU (Xi+FOMA+mova) (yen/month/subscription) (3)	5,350	5,070	(280)	(5.2)%
Voice ARPU (yen/month/subscription) (4)	2,900	2,530	(370)	(12.8)%
Packet ARPU (yen/month/subscription)	2,450	2,540	90	3.7%
MOU (Xi+FOMA+mova) (minutes/month/subscription) (3) (5)	136	134	(2)	(1.5)%
Churn Rate (%) (2)	0.46	0.47	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data calculated including Communication Module Services subscriptions.
(3)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions, and Phone Number Storage and Mail Address Storage services-related revenues and those subscriptions.
(4)	Inclusive of circuit switched data communications.
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2010	2011	Increase (Decrease)	Change (%)
Operating revenues:
Wireless services	¥3,776,909	¥3,746,869	¥(30,040)	(0.8)%
Cellular services revenues	3,499,452	3,407,145	(92,307)	(2.6)%
—Voice revenues (6)	1,910,499	1,712,218	(198,281)	(10.4)%
Including: FOMA services	1,785,518	1,658,863	(126,655)	(7.1)%
—Packet communications revenues	1,588,953	1,694,927	105,974	6.7%
Including: FOMA services	1,558,284	1,679,840	121,556	7.8%
Other revenues	277,457	339,724	62,267	22.4%

Equipment sales	507,495	477,404	(30,091)	(5.9)%

Total operating revenues	4,284,404	4,224,273	(60,131)	(1.4)%

Operating expenses
Cost of services	900,642	896,502	(4,140)	(0.5)%
Cost of equipment sold	698,495	662,829	(35,666)	(5.1)%
Depreciation and amortization	701,146	693,063	(8,083)	(1.2)%
Selling, general and administrative	1,149,876	1,127,150	(22,726)	(2.0)%

Total operating expense	3,450,159	3,379,544	(70,615)	(2.0)%

Operating income	834,245	844,729	10,484	1.3%
Other income (expense)	1,912	(9,391)	(11,303)	—

Income before income taxes and equity in net income (losses) of affiliates	836,157	835,338	(819)	(0.1)%
Income taxes	338,197	337,837	(360)	(0.1)%

Income before equity in net income (losses) of affiliates	497,960	497,501	(459)	(0.1)%
Equity in net income (losses) of affiliates (net of applicable taxes)	(852)	(5,508)	(4,656)	(546.5)%

Net Income	497,108	491,993	(5,115)	(1.0)%
Less: Net (income) loss attributable to noncontrolling interests	(2,327)	(1,508)	819	35.2%

Net income attributable to NTT DOCOMO, INC.	¥494,781	¥490,485	¥(4,296)	(0.9)%

(6)	Inclusive of circuit switched data communications.

Analysis of operating results for the year ended March 31, 2011 and comparison with the prior fiscal year

The total number of our cellular (Xi+FOMA+mova) subscriptions as of March 31, 2011 was 58.01 million, up 1.93 million, or 3.4%, compared to 56.08 million as of the end of the prior fiscal year. As of March 31, 2011, the number of FOMA subscriptions reached 56.75 million, which equaled 97.8% of our total cellular subscriptions, posting an increase of 3.54 million, or 6.7%, compared to 53.20 million as of March 31, 2010. On the other hand, the number of mova subscriptions has decreased constantly since the fiscal year ended March 31, 2004 as a result of our efforts to migrate subscribers to the FOMA network. As of March 31, 2011, the total number of mova subscriptions was 1.24 million, decreasing by 1.64 million, or 57.0%, from 2.88 million as of the end of the prior fiscal year. Our subscriber market share as of March 31, 2011 was 48.5%, dropping by

1.5 points from 50.0% as of the end of the prior fiscal year. The number of i-mode subscriptions was 48.14 million as of March 31, 2011, recording a decrease of 0.85 million or 1.7% from 48.99 million as of March 31, 2010. On the other hand, the subscriptions to “sp mode”, our ISP service for smartphones launched in September 2010, reached 2.09 million as of March 31, 2011.

The total number of handsets sold in the fiscal year ended March 31, 2011 grew to 19.06 million, posting an increase of 1.02 million, or 5.6%, compared to 18.04 million for the prior fiscal year, driven by the surge in the sales of smartphones.

Aggregate ARPU for cellular (Xi+FOMA+mova) service for the fiscal year ended March 31, 2011 dropped to ¥5,070, down ¥280 or 5.2%, compared to ¥5,350 for the prior fiscal year. Voice ARPU decreased by ¥370 or 12.8% to ¥2,530, compared to ¥2,900 for the prior fiscal year. The primary factor behind this decline was the increase in the number of users subscribing to the “Value Plan” and decline in billable MOU. Packet ARPU, on the other hand, grew to ¥2,540, recording an increase of ¥90 or 3.7% from ¥2,450 for the prior fiscal year. The main reasons for the increase in packet ARPU include the impact of expanded data usage resulting from our efforts for boosting the usage of i-mode service, migrating existing subscribers to smartphones and acquiring new smartphone subscriptions, and cultivating new demand for mobile Wi-Fi routers and tablet devices. The MOU (Xi+FOMA+mova) decreased by 2 minutes or 1.5% to 134 minutes compared to 136 minutes for the prior fiscal year. The billable MOU, in particular, decreased from 118 minutes for the prior fiscal year to 114 minutes, posting a decline of 4 minutes or 3.4%, due mainly to the expansion of free communications allowances.

Our cellular churn rate was 0.47% and 0.46% for the fiscal years ended March 31, 2011 and March 31, 2010, respectively. The churn rate for the fiscal year ended March 31, 2011 maintained a level comparable to the previous fiscal year in which we saw a record low churn rate, owing to our customer satisfaction improvement initiatives. We have successfully maintained our churn rate lower than that of other carriers in Japan, which we believe was attained as a result of various factors, including among other things, introduction of competitive billing plans and gaining the confidence of customers in our network and services. However, no assurance can be given that we can maintain the churn rate at the current level or achieve a further reduction.

Our operating revenues for the fiscal year ended March 31, 2011, were ¥4,224.3 billion, a decline of ¥60.1 billion or 1.4% from ¥4,284.4 billion for the prior fiscal year. Wireless services revenues were ¥3,746.9 billion, decreasing by ¥30.0 billion or 0.8% compared to ¥3,776.9 billion for the prior fiscal year. Consequently, the contribution of wireless services revenues to our total operating revenues for the fiscal year ended March 31, 2011 increased to 88.7% from 88.2% for the prior fiscal year. The year-on-year decrease in wireless services revenues was primarily attributable to the drop of cellular services revenues, particularly voice revenues. The decline in cellular services revenues was the net result of the decrease in voice revenues (which dropped by ¥198.3 billion or 10.4% to ¥1,712.2 billion from ¥1,910.5 billion for the prior fiscal year), which was partially offset by the increase in packet revenues (which grew by ¥106.0 billion or 6.7% from ¥1,589.0 billion in the prior fiscal year to ¥1,694.9 billion). An analysis on the reasons for the decline in voice revenues and increase in packet revenues is provided in the section explaining the changes in ARPU. Of the cellular services revenues, the revenues generated by FOMA voice services decreased by ¥126.7 billion or 7.1% from ¥1,785.5 billion for the prior fiscal year to ¥1,658.9 billion for the fiscal year ended March 31, 2011. On the other hand, the revenues generated by FOMA packet services increased to ¥1,679.8 billion, up ¥121.6 billion or 7.8%, from ¥1,558.3 billion for the prior fiscal year. Equipment sales revenues decreased by ¥30.1 billion or 5.9% to ¥477.4 billion for the year ended March 31, 2011 from ¥507.5 billion for the prior fiscal year, due mainly to a reduction in the wholesale price per unit.

Operating expenses decreased by ¥70.6 billion or 2.0% from ¥3,450.2 billion for the prior fiscal year to ¥3,379.5 billion for the fiscal year ended March 31, 2011. This was mainly attributable to a decrease in cost of equipment sold, which dropped by ¥35.7 billion or 5.1% to ¥662.8 billion from ¥698.5 billion for the prior fiscal year as a result of a reduction in the handset procurement cost per unit: a reduction in selling, general and administrative expenses of ¥22.7 billion or 2.0% from ¥1,149.9 billion for the prior fiscal year to ¥1,127.2 billion for the fiscal year ended March 31, 2011 resulting from the decline in customer service-related expenses: and a decrease in depreciation and amortization, which declined by ¥8.1 billion or 1.2% from ¥701.1 billion for the prior fiscal year to ¥693.1 billion for the fiscal year ended March 31, 2011

As a result of the foregoing, operating income for the fiscal year ended March 31, 2011 increased by ¥10.5 billion or 1.3%, from ¥834.2 billion for the prior fiscal year to ¥844.7 billion. Accordingly, the operating income margin improved from 19.5% for the prior fiscal year to 20.0%. The growth of operating income, despite a decrease in operating revenues, contributed to this improvement, which was attained by making up for the decline in operating revenues resulting mainly from the reduction of voice revenues by a reduction of network-related costs and other operating expenses.

Other income (expense) includes items such as interest income, interest expense, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We accounted for ¥9.4 billion as other expense for the fiscal year ended March 31, 2011, increasing expenses by ¥11.3 billion compared to the prior fiscal year, during which we recorded other income of ¥1.9 billion. This is mainly because we recorded other-than-temporary impairment charges for marketable securities and other investment in the fiscal year ended March 31, 2011, while we recognized only minimal other-than-temporary impairment charges in the prior fiscal year ended March 31, 2010.

Income before income taxes and equity in net income (losses) of affiliates decreased by ¥0.8 billion or 0.1% to ¥835.3 billion for the fiscal year ended March 31, 2011, from ¥836.2 billion for the prior fiscal year.

Income taxes were ¥337.8 billion for the year ended March 31, 2011 and ¥338.2 billion for the year ended March 31, 2010, representing effective income tax rate of approximately 40.4% for both fiscal years. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax, corporate inhabitant income taxes and special local corporation tax, which in the aggregate amounted to a statutory income tax rate of 40.8% for both fiscal years ended March 31, 2011 and March 31, 2010. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective tax rate and statutory income tax rate for the years ended March 31, 2011 and 2010 arose primarily from such special tax allowances.

For equity in net losses of affiliates (net of applicable taxes), we recognized our equity in the net losses of our affiliates of ¥5.5 billion for the fiscal year ended March 31, 2011 and ¥0.9 billion for the fiscal year ended March 31, 2010.

As a result of the foregoing, we recorded ¥490.5 billion in net income attributable to NTT DOCOMO, INC., posting a decrease of ¥4.3 billion or 0.9% from ¥494.8 billion for the prior fiscal year.

Operating Results for the year ended March 31, 2010

The following discussion includes analysis of our operating results for the year ended March 31, 2010. The tables below describe selected operating data and income statement data:

Key Performance Indicators

	Years ended March 31
	2009	2010	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	54,601	56,082	1,481	2.7%
FOMA services (thousands)	49,040	53,203	4,163	8.5%
mova services (thousands)	5,560	2,879	(2,682)	(48.2)%
i-mode services (thousands)	48,474	48,992	518	1.1%
Market Share (%) (1) (2)	50.8	50.0	(0.8)	—
Aggregate ARPU (FOMA+mova) (yen/month/subscription) (3)	5,710	5,350	(360)	(6.3)%
Voice ARPU (yen/month/subscription) (4)	3,330	2,900	(430)	(12.9)%
Packet ARPU (yen/month/subscription)	2,380	2,450	70	2.9%
MOU (FOMA+mova) (minutes/month/subscription) (3) (5)	137	136	(1)	(0.7)%
Churn Rate (%) (2)	0.50	0.46	(0.04)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data calculated including Communication Module Services subscriptions.
(3)	Data calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.
(4)	Inclusive of circuit switched data communications.
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2009	2010	Increase (Decrease)	Change (%)
Operating revenues
Wireless services	¥3,841,082	¥3,776,909	¥(64,173)	(1.7)%
Cellular services revenues	3,661,283	3,499,452	(161,831)	(4.4)%
—Voice revenues (6)	2,149,617	1,910,499	(239,118)	(11.1)%
Including: FOMA services	1,877,835	1,785,518	(92,317)	(4.9)%
—Packet communications revenues	1,511,666	1,588,953	77,287	5.1%
Including: FOMA services	1,449,440	1,558,284	108,844	7.5%
Other revenues	179,799	277,457	97,658	54.3%

Equipment sales	606,898	507,495	(99,403)	(16.4)%

Total operating revenues	4,447,980	4,284,404	(163,576)	(3.7)%

Operating expenses
Cost of services	872,438	900,642	28,204	3.2%
Cost of equipment sold	827,856	698,495	(129,361)	(15.6)%
Depreciation and amortization	804,159	701,146	(103,013)	(12.8)%
Selling, general and administrative	1,112,568	1,149,876	37,308	3.4%

Total operating expenses	3,617,021	3,450,159	(166,862)	(4.6)%

Operating income	830,959	834,245	3,286	0.44%
Other income (expense)	(50,486)	1,912	52,398	—

Income before income taxes and equity in net income (losses) of affiliates	780,473	836,157	55,684	7.1%
Income taxes	308,400	338,197	29,797	9.7%

Income before equity in net income (losses) of affiliates	472,073	497,960	25,887	5.5%
Equity in net income (losses) of affiliates (net of applicable taxes)	(672)	(852)	(180)	(26.8)%

Net Income	471,401	497,108	25,707	5.5%
Less: Net (income) loss attributable to noncontrolling interests	472	(2,327)	(2,799)	—

Net income attributable to NTT DOCOMO, INC.	¥471,873	¥494,781	¥22,908	4.9%

(6)	Inclusive of circuit switched data communications.

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

Aggregate ARPU for cellular (FOMA+mova) service for the fiscal year ended March 31, 2010 dropped to ¥5,350, down ¥360 or 6.3%, compared to ¥5,710 for the prior fiscal year. Voice ARPU decreased by ¥430 or 12.9% to ¥2,900, compared to ¥3,330 for the prior fiscal year. The primary factors behind this decline were the significant increase in the number of users subscribing to the “Value Plan” and decline in billable MOU. Packet ARPU, on the other hand, grew to ¥2,450, recording an increase of ¥70 or 2.9% from ¥2,380 for the prior fiscal year. The main reasons for the increase in packet ARPU include the growth in the number of users subscribing to flat-rate packet plans for unlimited i-mode access, and the widespread adoption of “i-channel” and other services designed to boost i-mode usage. The MOU (FOMA+mova) decreased by 1 minute or 0.7% to 136 minutes compared to 137 minutes for the prior fiscal year. The billable MOU, in particular, decreased from 124 minutes for the prior fiscal year to 118 minutes, posting a decline of 6 minutes or 4.8%, due mainly to the expansion of free communications allowances.

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

Our operating revenues for the fiscal year ended March 31, 2010, were ¥4,284.4 billion, posting a decline of ¥163.6 billion or 3.7% from ¥4,448.0 billion for the prior fiscal year. Wireless services revenues were ¥3,776.9 billion, decreasing by ¥64.2 billion or 1.7% compared to ¥3,841.1 billion for the prior fiscal year. The contribution of wireless services revenues to our total operating revenues for the fiscal year ended March 31, 2010 increased to 88.2% from 86.4% for the prior fiscal year. The year-on-year decrease in wireless services revenues was primarily attributable to the drop of cellular services revenues, particularly voice revenues. The decline in cellular services revenues was the net result of the decrease in voice revenues (which dropped by ¥239.1 billion or 11.1% to ¥1,910.5 billion from ¥2,149.6 billion for the prior fiscal year) and the increase in packet revenues (which grew by ¥77.3 billion or 5.1% from ¥1,511.7 billion in the prior fiscal year to ¥1,589.0 billion). An analysis on the reasons for the decline in voice revenues and increase in packet revenues is provided in the section explaining the changes in ARPU. Of the cellular services revenues, the revenues generated by FOMA voice services decreased by ¥92.3 billion or 4.9% from ¥1,877.8 billion for the prior fiscal year to ¥1,785.5 billion for the fiscal year ended March 31, 2010. On the other hand, the revenues generated by FOMA packet services increased to ¥1,558.3 billion, up ¥108.8 billion or 7.5%, from ¥1,449.4 billion for the prior fiscal year. Equipment sales revenues decreased by ¥99.4 billion or 16.4% to ¥507.5 billion for the year ended March 31, 2010 from ¥606.9 billion for the prior fiscal year, because our handset sales were negatively affected by the sluggish economic conditions and other factors.

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

Other income (expense) includes items such as interest income, interest expense, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We accounted for ¥1.9 billion as other income for the fiscal year ended March 31, 2010, achieving an improvement of ¥52.4 billion compared to the prior fiscal year, during which we recorded other expenses of ¥50.5 billion. This is because we recorded only minimal other-than-temporary impairment charges for “Marketable securities and other investments” in the fiscal year ended March 31, 2010, while we recognized other-than-temporary impairment charges of ¥57.8 billion in the prior fiscal year ended March 31, 2009. The other-than-temporary impairment charges recognized in the prior fiscal year included an impairment of ¥26.3 billion, which resulted mainly from foreign currency fluctuation, for the common shares of KT Freetel Co., Ltd. (KTF) based on its fair market value as of March 31, 2009 in connection with the merger of KTF and KT Corporation (KT) in June 2009, under which KTF shares would be exchanged for KT common shares and KT exchangeable bonds.

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

For equity in net losses of affiliates (net of applicable taxes), we recognized our equity in the net losses of our affiliates of ¥0.9 billion for the fiscal year ended March 31, 2010 and ¥0.7 billion for the fiscal year ended March 31, 2009.

As a result of the foregoing, for the fiscal year ended March 31, 2010, we recorded ¥494.8 billion in net income attributable to NTT DOCOMO, INC., posting an increase of ¥22.9 billion or 4.9% from ¥471.9 billion for the prior fiscal year.

Segment Information

General

Our business consists of two reportable segments: mobile phone business and miscellaneous businesses. Our management monitors and evaluates the performance of our segments based on the information that follows, as derived from our management reports.

The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services, multimedia broadcasting services and other miscellaneous services, which in the aggregate are not significant in amount.

Mobile phone business segment

For the year ended March 31, 2011, operating revenues from our mobile phone business segment decreased by ¥77.0 billion or 1.8% to ¥4,090.7 billion from ¥4,167.7 billion in the prior fiscal year. Cellular services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥92.3 billion or 2.6% to ¥3,407.1 billion for the year ended March 31, 2011 from ¥3,499.5 billion in the prior fiscal year. Equipment sales revenues for the year ended March 31, 2011 decreased from the prior fiscal year due to a reduction in the wholesale price per unit. Revenues from our mobile phone business segment represented 96.8% and 97.3% of total operating revenues for the years ended March 31, 2011 and 2010, respectively. Operating expenses in our mobile phone business segment decreased by ¥88.1 billion or 2.7% to ¥3,233.9 billion from ¥3,322.1 billion in the prior fiscal year. As a result, operating income from our mobile phone business segment increased by ¥11.1 billion or 1.3% to ¥856.7 billion compared to ¥845.6 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the year ended March 31, 2011,” which were discussed above.

Miscellaneous businesses segment

Operating revenues from our miscellaneous businesses increased by ¥16.9 billion or 14.5% from ¥116.7 billion in the prior fiscal year to ¥133.6 billion for the year ended March 31, 2011, which represented 3.2% of total operating revenues. Operating expenses from our miscellaneous businesses increased by ¥17.5 billion or 13.7% from ¥128.1 billion in the prior fiscal year to ¥145.6 billion. The increase in operating revenues and expenses resulted primarily from the steadfast expansion of the home shopping business, which uses television as its main medium. As we have also promoted the measures aimed for the launch and expansion of multimedia broadcasting and other new businesses, operating loss from our miscellaneous businesses for the year ended March 31, 2011 grew to ¥12.0 billion from ¥11.4 billion in the prior fiscal year.

Recent Accounting Pronouncements

In October 2009, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU2009-13”). ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. ASU2009-13 is effective for fiscal years beginning on or after June 15, 2010. We currently estimate that the impact of adopting ASU2009-13 on our results of operations and financial position will be immaterial.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our corporate auditors. The corporate auditors attend meetings of the board of directors and certain executive meetings to express their opinion and are under a statutory duty to audit the administration of our affairs by our directors and to audit our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2011, 2010 and 2009 were ¥693.1 billion, ¥701.1 billion and ¥804.2 billion, respectively. For the year ended March 31, 2009, depreciation and amortization expenses included the effect of accelerated depreciation charges of ¥60.1 billion for mova-related assets through the changes in estimated useful lives accompanied by our decision to discontinue mova services on March 31, 2012, while the effect of such accelerated depreciation charges was not material for the year ended March 31, 2011 and 2010. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set at 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. We did not recognize any impairment charges for the years ended March 31, 2011, 2010 and 2009.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. The total carrying value for the “Investments in affiliates” was ¥525.5 billion, while the total carrying value for “Marketable securities and other investments” was ¥128.1 billion as of March 31, 2011. Equity method and cost method accounting require that we assess if a decline in value or an associated event regarding any such investment has occurred and, if so, whether such decline is other than temporary. We perform a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following:

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

In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in losses of affiliates” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income and comprehensive income.

For the year ended March 31, 2009, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates, but the impairment charges did not have a material impact on our results of operations and financial position. We did not recognize any impairment charges on “Investments in affiliates” for the year ended March 31, 2011 and 2010.

We also recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥13.4 billion, ¥4.0 billion and ¥57.8 billion for the year ended March 31, 2011, 2010 and 2009, respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2011 and 2010 was ¥199.6 billion and ¥174.9 billion, respectively. Point program expense for the years ended March 31, 2011, 2010 and 2009 was ¥126.8 billion, ¥142.2 billion and ¥114.7 billion, respectively.

In determining the accrued liabilities for point programs, we estimate such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimate utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2011, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.6 billion, if all the other factors are held constant.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2011 and 2010, and expected long-term rates of return on plan assets for the years ended March 31, 2011 and 2010 were as follows:

	2010	2011
Non-contributory defined benefit pension plan
Discount rate	2.1%	2.0%
Expected long-term rate of return on plan assets	2.5%	2.3%
Actual return on plan assets	Approximately 14%	Approximately (2)%
NTT CDBP
Discount rate	2.1%	2.0%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 13%	Approximately (2)%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2011 and March 31, 2010 was ¥196.1 billion and ¥190.4 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2011 and March 31, 2010, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥96.4 billion and ¥88.7 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2011 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(11.8) / 12.6	0.4 / (0.3)	7.2 / (7.7)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.3	—
NTT CDBP
0.5% increase/decrease in discount rate	(9.6) / 10.7	0.1 / (0.1)	5.8 / (6.4)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3) / 0.3	—

Please also refer to Note 15 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2011, 2010 and 2009, we recognized as revenues deferred activation fees of ¥14.6 billion, ¥18.4 billion and ¥29.0 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2011, remaining unrecognized deferred activation fees were ¥83.7 billion.

B. Liquidity	and Capital Resources

Cash Requirements

Our cash requirements for the year ending March 31, 2012 include cash needed to pay to the agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed for capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The wireless telecommunications industry in general is highly capital intensive because significant capital expenditures are required for the construction of the wireless telecommunications network. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installment, the nature and the area of coverage desired, the number of subscribers served in the area and the expected volume of traffic. They are also influenced by the number of cells required in the service area, the number of radio channels in the cell and the switching equipment required. Capital expenditures are also required for information technology and servers for internet-related services.

In recent years, the usage of data communications services has expanded remarkably as a result of a rapid surge in the use of smartphones and other factors. We intend to accommodate the projected growth in data communications traffic through the combination of a number of measures, including capacity expansion of our existing FOMA network, coverage expansion of Xi services, application of traffic control against excessive network use, and data offloading through the use of Wi-Fi and other technologies.

Our capital expenditures for the fiscal year ended March 31, 2011 recorded a decrease of ¥18.0 billion or 2.6% compared to the prior fiscal year. This was achieved by reducing the capital expenditures related to the construction of the FOMA network, which have continued to decline since the fiscal year ended March 31, 2007, and by employing various measures for improving the efficiency of capital investments such as reduction of procurement costs, introduction of economical equipment and devising efficient designs and construction processes, which more than offset factors that caused an increase in the amount of investments, such as further quality enhancement of FOMA areas, capacity buildup in response to the growth in data communications traffic and roll-out of Xi network. Moving ahead with the conversion to an IP-based network, we facilitated the integration and capacity enhancement of our network equipment. These initiatives enabled us to construct our service areas and improve the efficiency of quality enhancement activities by choosing from various different options the optimal equipment for each site taking into consideration the surrounding environmental conditions, traffic volume and other factors. During the fiscal year ended March 31, 2011, we added 7,100 outdoor base stations to our FOMA network, growing the cumulative number of FOMA outdoor base stations to 62,800. The cumulative number of indoor base stations grew to 29,200, as we completed the installation in 4,400 base stations during the fiscal year ended March 31, 2011. As for Xi service, which was launched during the fiscal year ended March 31, 2011, we completed the installation of 700 outdoor and 300 indoor base stations.

Total capital expenditures for the years ended March 31, 2011, 2010 and 2009 were ¥668.5 billion, ¥686.5 billion and ¥737.6 billion, respectively. For the year ended March 31, 2011, 56.7% of capital expenditures were used for construction of the FOMA network, 3.9% for construction of the Xi network, 17.3% for the installation of servers and other cellular facilities and equipment and 22.1% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 66.1% of capital expenditures were used for construction of the FOMA network, 1.1% for the mova network, 13.9% for other cellular facilities and equipment, and 18.9% for general capital expenditures.

For the year ending March 31, 2012, we expect total capital expenditures to be ¥705.0 billion, of which approximately 47.0% will be appropriated for the FOMA network, 11.2% for the Xi network, 18.0% for servers and other cellular facilities and equipment and 23.8% for general capital expenditures. In the fiscal year ending March 31, 2012, we plan to build up the FOMA network facilities and expand Xi service areas on a continual basis to accommodate the projected growth in data traffic, while pursuing efficiency enhancement by further accelerating the IP conversion of our voice network. The estimated total annual capital expenditures for the fiscal year ending March 31, 2012 include the investments required for the replacement of facilities damaged by the Great East Japan Earthquake and new disaster preparedness measures of approximately ¥30.0 billion. Experiencing the earthquake, we have been currently reviewing the structure of our business facilities to construct a system to counter natural disasters. In response to the review, our management may take measures that require us to make additional capital expenditures.

According to our current estimates, the total annual capital expenditures for the fiscal year ending March 31, 2013 and the subsequent few fiscal years will likely be maintained below ¥700.0 billion. Although we are projecting an increase in investments arising from the expansion of the Xi service areas and the launch of new services and businesses such as multimedia broadcasting service for mobile devices, because the FOMA-related capital expenditures have already peaked, we will pursue efficient capital expenditures by rolling out the Xi service areas economically in view of actual demand while sharing common facilities with the FOMA network and continuing other endeavors aimed for enhancing the efficiency of our investments.

Our actual level of capital expenditures may vary significantly from expected levels for a number of reasons. Capital expenditures for expansion and enhancement of our existing cellular network may be influenced by the growth in subscriptions and traffic, which is difficult to predict with certainty, the ability to identify and procure suitably located base station sites on commercially reasonable terms, competitive environments in particular regions and other factors. The nature, scale and timing of capital expenditures to reinforce our network may be materially different from our current plans due to demand for the services, delays in the construction of the network or in the introduction of services and changes in the variable cost of components for the network. We expect that these capital expenditures will be affected by market demand for data communications services, and by the state of our existing network expansion efforts that are being continued to satisfy these communication demands.

Long-term Debt and other Contractual Obligations

As of March 31, 2011, we had ¥428.1 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥610.3 billion as of the end of the prior fiscal year. We issued domestic straight bonds in the aggregate amount of ¥239.9 billion in the year ended March 31, 2009 for the purpose of capital expenditures and refinancing of existing long-term debt. We did not implement any long-term financing in the years ended March 31, 2011 or 2010. We repaid ¥180.1 billion, ¥29.0 billion and ¥77.1 billion of long-term debt, in the years ended March 31, 2011, 2010 and 2009, respectively.

Of our long-term debt outstanding as of March 31, 2011, ¥21.1 billion, including the current portion, was indebtedness to financial institutions, majority of which has fixed interest rates, with a weighted average interest rate of 1.4% per annum. The term of maturities was from the year ending March 31, 2012 through 2013. As of March 31, 2011, we also had ¥407.0 billion, including the current portion, in bonds due from the year ending March 31, 2012 to 2019 with a weighted average coupon rate of 1.2% per annum. For information about our debt servicing schedule, see also Item 11, “Quantitative and Qualitative Disclosures about Market Risk.”

As of March 31, 2011, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On May 18, 2009, Moody’s changed the outlook for our long-term obligation rating from “stable” to “negative.” On May 13, 2011, Moody’s announced that it placed Aa1 long-term obligation ratings on us under review for possible downgrade. Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

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

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years. As most of our long-term debt bears interest at fixed-rate, we use interest rate swap transactions, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management (“ALM”).

Long-Term Debt, Lease Obligations and other Contractual Obligations

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥407,032	¥167,032	¥130,000	¥—	¥110,000
Loans	21,070	6,070	15,000	—	—
Interest Payments on Long-Term Debt	20,725	4,606	6,673	4,198	5,248
Capital Leases	8,804	4,355	3,475	937	37
Operating Leases	20,047	2,874	3,924	3,234	10,015
Other Contractual Obligations	74,834	73,101	1,733	—	—

Total	¥552,512	¥258,038	¥160,805	¥8,369	¥125,300

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2011, we had committed ¥28.9 billion for property, plant and equipment, ¥23.8 billion for inventories and ¥22.1 billion for other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our FOMA and Xi networks and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in wireless communications businesses from time to time. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2011, 2010 and 2009:

	Millions of yen
	Years ended March 31
	2009	2010	2011
Net cash provided by operating activities	¥1,173,677	¥1,182,818	¥1,287,037
Net cash used in investing activities	(1,030,983)	(1,163,926)	(455,370)
Net cash used in financing activities	(182,441)	(260,945)	(421,969)

Net increase (decrease) in cash and cash equivalents	(47,357)	(241,833)	407,836
Cash and cash equivalents at beginning of year	646,905	599,548	357,715

Cash and cash equivalents at end of year	¥599,548	¥357,715	¥765,551

Analysis of cash flows for the year ended March 31, 2011 and comparison with the prior fiscal year

For the year ended March 31, 2011, net cash provided by operating activities was ¥1,287.0 billion, an increase of ¥104.2 billion or 8.8% from the prior fiscal year, mainly due to an increase in cash inflow resulting from a decrease of fund-provision in relation to installment receivables for subscribers’ handset purchases, and due to a decrease in the payment of income taxes.

Net cash used in investing activities was ¥455.4 billion, a decrease of ¥708.6 billion or 60.9% from the prior fiscal year. This was mainly due to an increase of proceeds from redemption of short-term investments, an increase of proceeds from redemption of short-term bailment for consumption to a related party and a decrease in purchases of non-current assets, which were partially offset by an increase in purchases of short-term investments of more than three months for cash management purpose.

Net cash used in financing activities was ¥422.0 billion, an increase of ¥161.0 billion or 61.7% from the prior fiscal year. This was mainly due to an increase in repayment of long-term debt and an increase in dividends paid.

The balance of cash and cash equivalents was ¥765.6 billion as of March 31, 2011, an increase of ¥407.8 billion or 114.0% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥161.0 billion as of March 31, 2011, compared to ¥403.0 billion as of March 31, 2010.

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

Prospect of cash flows for the year ending March 31, 2012

As for our sources of cash for the year ending March 31, 2012, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year due to an increase in cash outflows resulting mainly from the increase in handset installment claims payable to agent resellers caused by the expanded sales of handset equipments, although it is expected to be partially offset by a decrease in the payment of income taxes.

Our net cash flow used in investing activities for the year ending March 31, 2011 is expected to increase due to a projected increase in capital expenditures to ¥705.0 billion compared to ¥668.5 billion for the fiscal year ended March 31, 2011.

C. Research and Development

Our research and development activities include development of new products and services, development related to LTE and research on fourth-generation mobile communications systems or LTE-Advanced, conversion into IP networks for economical network constructions and basic research aimed for driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥109.1 billion, ¥109.9 billion and ¥100.8 billion as research and development expenses for the years ended March 31, 2011, 2010 and 2009, respectively.

D. Prospects for Business Trends and Financial Performance

The mobile communication market in Japan is undergoing changes brought about by such factors as increasing rate of mobile phone penetration, diversification of customer needs, and rapid growth in smartphone adoption. Under these market conditions, with operators stepping up their efforts in such areas as reinforcement of handset lineup, provision of value-added services and introduction of less expensive billing plans, the competition among operators is expected to remain intense.

The trends in the market expected for the fiscal year ending March 31, 2012, are summarized below:

Operating revenues:

•

Although it will be difficult to expect a significant increase in the number of new subscriptions given the rise in the penetration rate to a high level, we will aim to expand our subscription count by cultivating new demands for smartphones, PC data cards, mobile Wi-Fi routers, embedded communication modules and other devices. Also, we intend to strive to expand the customer base of our Xi service. On the other hand, we will strive to maintain our low churn rate through loyalty marketing targeted at enhancing the satisfaction of our existing users. As a result of these actions, we believe we can achieve an increase in our total cellular subscriptions during the fiscal year ending March 31, 2012. We will also facilitate the migration of mova subscribers to FOMA and Xi networks in view of the scheduled termination of mova service on March 31, 2012.

•	In the fiscal year ended March 31, 2011, both our aggregate cellular ARPU (Xi+FOMA+mova) and voice ARPU recorded a decline over the prior fiscal year, but packet ARPU posted year-on-year gains.

This trend is likely to continue in the fiscal year ending March 31, 2012, but the pace of decline in aggregate ARPU is expected to slow as we plan to step up our measures for boosting packet ARPU.

•

The primary reasons behind the decline in voice ARPU include the reduction of revenues resulting from the expanded uptake of “Value Plan”, a billing plan introduced in November 2007 which offers discounts on basis monthly charges, a decrease in billable MOU, and the impact of reduced interconnection fees revenue resulting from the revisions made to the calculation method of interconnection charges.

•

The primary reason behind the increase in packet ARPU is the growth in revenues derived from the increase in the number of smartphone and PC data card users, expansion in the subscriptions to flat-rate billing plans for packet access and other factors. We expect the total number of smartphones to be sold in the fiscal year ending March 31, 2012 will increase, compared to 2.52 million for the fiscal year ended March 31, 2011.

•

Equipment sales revenues for the fiscal year ended March 31, 2011 decreased due to the decline in the wholesale price per unit resulting from reduced cost of procurement. The reduction of procurement and wholesale price per unit is necessary for us to maintain and improve our competitiveness, and we expect to achieve a reduction in both procurement and wholesale price per unit in the fiscal year ending March 31, 2012. We also expect to improve the efficiency of our handset sales commissions in the fiscal year ending March 31, 2012, which is expected to result in reduced commission fees deducted from the equipment sales revenues under the U.S. GAAP. Because this revenue boosting effect of improving the efficiency of sales commissions is likely to become greater than the negative revenue impact resulting from a reduction in the wholesale price per unit, the equipment sales revenues for the fiscal year ending March 31, 2012 are projected to record an increase compared to the prior fiscal year.

•

“Other revenues”, which are the revenues generated by businesses other than cellular phone business, recorded an increase in the fiscal year ended March 31, 2011 as a result of actions implemented for their growth. We expect to achieve a year-on-year increase in other revenues in the fiscal year ending March 31, 2012 as well, as we plan to take actions to drive the growth of credit payment, home shopping and other businesses.

•	As a result of the foregoing, operating revenues for the fiscal year ending March 31, 2012 are expected to increase from the fiscal year ended March 31, 2011.

Operating Expenses:

•

Cost of equipment sold recorded a decrease in the fiscal year ended March 31, 2011, as we prepared a product lineup mainly comprising low-price handsets in view of the growing demands for less expensive products among our customers. Because we anticipate a similar trend to continue in the fiscal year ending March 31, 2012, cost of equipment sold is projected to decline in the fiscal year ending March 31, 2012.

•

Improvement of cost efficiency is expected for Selling, general and administrative expenses, network-related costs (communication network charges, depreciation and amortization costs) and other operating expenses for the fiscal year ending March 31, 2012. We aim to achieve the improvement of cost efficiency through a review on sales policies, enhancement of operational efficiency expected from the integration of nationwide common operations, and efficient facility roll-out to be achieved through the introduction of new technologies and review of design methods and other factors.

•

For the restoration of facilities damaged by the Great East Japan Earthquake and additional measures for enhanced disaster preparedness, we plan to incur expenses of approximately ¥20.0 billion in the fiscal year ending March 31, 2012.

•	As a result of the foregoing, the operating expenses for the fiscal year ending March 31, 2012 are expected to increase slightly compared to the fiscal year ended March 31, 2011.

Due to the above, we expect operating income for the fiscal year ending March 31, 2012 to increase from the fiscal year ended March 31, 2011.

The Great East Japan Earthquake that hit Japan on March 11, 2011 caused disruptions to our business activities and those of our partners such as agent resellers and equipment vendors. The possible occurrence of social infrastructure paralysis caused by such events as aftershocks, deterioration of power supply, proliferation of radioactive substance from the disaster-hit nuclear power plant, and stagnation in Japan’s overall economy may restrict our business activities and those of our partner companies, or may require us to incur additional expenses or investments that are currently unforeseen, or may disrupt the provision of our services resulting in a loss of sales opportunities, which could lead to a failure to generate the expected revenues.

In particular, concerns of power supply shortages have been mounting in the aftermath of the Great East Japan Earthquake due to damage sustained by the nuclear power plant in Fukushima, and in May 2011, the Japanese Government decided to introduce the restriction of electricity use during certain periods and times during July and September 2011, based on Article 27 of the Business Electricity Act. The restriction requests large electricity customers to reduce, in principle, 15% of the maximum power use during the periods and times of 2010 that corresponds to the restricted periods and times of 2011. Introduction of the restriction and other additional measures that restrict electricity use could have an adverse effect on our business activities in terms of the provision of services to customers, including the provision of telecommunications service or sales of mobile devices and other activities. It could also affect the production activities of our partner companies and result in an impact on our supply chain, including the supply of handset equipment for sale and network facilities, and the consumption behavior of our customers. These potential impacts are not factored in the results forecasts for the fiscal year ending March 31, 2012, as it is difficult to assess the scale of such impacts at this point.

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

Please refer to Item 5.B.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors, Corporate Executives and Corporate Auditors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation specify the number of directors as not more than 15. Directors are elected at a general meeting of shareholders from among those candidates nominated by the board of directors. The candidates may also be nominated by shareholders. The normal term of office of directors is two years, although they may serve any number of consecutive terms. The board of directors elects from among directors one or more representative directors, who have the authority individually to represent us. From among directors, the board of directors also elects the president and may elect a chairman and one or more senior executive vice presidents and executive vice presidents.

We have a board of corporate auditors as an organization that is independent from the board of directors. The board of corporate auditors audits execution of duties by directors and carries out accounting audits. Our Articles of Incorporation provide for not more than five corporate auditors. Under the Corporation Law of Japan, the board of corporate auditors is composed of all of our corporate auditors. Corporate auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the board of directors with the prior consent of our board of corporate auditors. The candidates may also be nominated by shareholders. The board of corporate auditors may, by its resolution, request that the board of directors submit to a general meeting of shareholders an item of business concerning election of corporate auditors and/or proposed candidates of corporate auditors. The normal term of office of a corporate auditor is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to audit the administration of our affairs by our directors, to audit our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the corporate auditors’ work duties.

In addition to corporate auditors, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the board of directors to the general meetings of shareholders, reporting thereon to the board of corporate auditors and the directors, and examining the financial statements to be filed with the director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA LLC, has acted as our independent public accountant.

We introduced an executive officer system in 2005 with the aim of clarifying the board’s managerial supervision function and further enhancing its business execution functions.

The following table sets forth our board of directors and corporate auditors as of June 23, 2011 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Directors:

Ryuji Yamada (2) (May 5, 1948)	President and Chief Executive Officer	April 1973 June 2001	Entered NTT Public Corporation Senior Vice President and Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)	413	June 2012	June 2007
		June 2002	Executive Vice President and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West
		June 2004	Representative Director and Senior Executive Vice President of Nippon Telegraph and Telephone Corporation (“NTT”)
		June 2007	Senior Executive Vice President and Managing Director of Corporate Marketing Division of the Company
		June 2008	President and Chief Executive Officer of the Company

Kiyoyuki Tsujimura (2) (Jan. 11, 1950)	Senior Executive Vice President/ Responsible for Multimedia Services, Technology	April 1975	Entered NTT Public Corporation	281	June 2012	June 2001
		June 2001	Senior Vice President and Managing Director of Global Business Department of the Company
		June 2002	Senior Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2004	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2005	Executive Vice President and Managing Director of Products and Services Division of the Company
		June 2008	Senior Executive Vice President and Managing Director of Products and Services Division of the Company
		July 2008	Senior Executive Vice President and Responsible for Multimedia Services and Technology of the Company’s Division of the Company

Masatoshi Suzuki (2) (Oct. 30, 1951)	Senior Executive Vice President/ Responsible for Global Business, Corporate	April 1975	Entered NTT Public Corporation	174	June 2012	June 2007
		June 2004	Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2005	(Implementation of executive officer system) Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2007	Executive Vice President and Managing Director of Human Resources Management Department of the Company
		June 2008	Senior Executive Vice President and Managing Director of Global Business Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
		July 2008	Senior Executive Vice President and Responsible for Global Business and Corporate of the Company (Principal concurrent position) Member of the Board of Tata Teleservices Limited (India)

Hiroshi Matsui (2) (Aug. 6, 1946)	Senior Executive Vice President/ Responsible for CSR, Branches in Kanto and Koshinetsu areas	July 1969	Entered Ministry of Posts and Telecommunications	130	June 2012	June 2008
		January 2003	Vice-Minister for Policy Coordination, Ministry of Public Management, Home Affairs, Posts and Telecommunications
		August 2005	President of Postal Savings Promotion Society
		September 2007	Advisor to the Company
		June 2008	Senior Executive Vice President of the Company
		July 2008	Senior Executive Vice President and Responsible for CSR and Branches in Kanto and Koshinetsu areas of the Company
Kazuto Tsubouchi (3) (May 2, 1952)	Executive Vice President / Managing Director of Accounts and Finance Department Responsible for Business Alliance Department	April 1976	Entered NTT Public Corporation	121	June 2012	June 2006
		December 2000	General Manager of Kanazawa Branch of NTT West
		June 2004	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.
		June 2006	Senior Vice President and Managing Director of Accounts and Finance Department of the Company
		June 2008	Executive Vice President, Chief Financial Officer and Managing Director of Accounts and Finance Department of the Company
July 2008

Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of the Company

(Principal concurrent position)

Member of the Board of Tata Teleservices Limited (India)

Kaoru Kato (3) (May 20, 1951)	Executive Vice President / Managing Director of Corporate Strategy & Planning Department	April 1977	Entered NTT Public Corporation	94	June 2012	June 2008
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		June 2007	Executive Vice President of NTT DoCoMo Kansai, Inc.
		July 2007	Executive Vice President and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
		June 2008	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company

Mitsunobu Komori (3) (Sep. 18, 1952)	Executive Vice President/ Managing Director of R&D Center	April 1977	Entered NTT Public Corporation	96	June 2012	June 2008
		July 2002	Senior Manager of Department V of NTT
		June 2005	Senior Vice President and Managing Director of Core Network Engineering Department of the Company
		July 2007	Senior Vice President and General Manager of Kanagawa Branch of the Company
		June 2008	Executive Vice President, Chief Technical Officer and Managing Director of Research and Development Division of the Company
		July 2008	Executive Vice President, Chief Technical Officer and Managing Director of R&D Center of the Company

Fumio Iwasaki (3) (Feb. 28, 1953)	Executive Vice President/ Responsible for Network	April 1977	Entered NTT Public Corporation	109	June 2012	June 2010
		June 2004	Senior Vice President and Managing Director of Network Planning Department of the Company
		June 2005	Senior Vice President and Managing Director of Network Planning Department of the Company
		June 2007	Senior Executive Vice President and Managing Director of Corporate Marketing Division of NTT DoCoMo Kyushu, Inc.
		July 2008	Senior Vice President and Managing Director of Kyushu Regional Office of the Company
		June 2010	Executive Vice President and Responsible for Network of the Company

Tsutomu Shindou (3) (Sep. 4, 1954)	Executive Vice President/ Managing Director of Corporate Marketing Division	April 1978	Entered NTT Public Corporation	72	June 2012	June 2011
		July 2005	Managing Director of System Marketing Department III of the Company
		April 2006	Managing Director of Corporate Marketing Department III of the Company
		April 2007	Managing Director of Corporate Marketing Department I of the Company
		June 2007	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date

		June 2011	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of Corporate Marketing Department I of the Company
(effective June 24, 2011) Executive Vice President and Managing Director of Corporate Marketing Division of the Company

Takashi Tanaka (3) (Jun. 2, 1955)	Executive Vice President/ Responsible for Consumer Sales	April 1979	Entered NTT Public Corporation	123	June 2012	June 2007
		June 2003	Managing Director of Affiliated Companies Department of the Company
		June 2007	Senior Vice President and Managing Director of General Affairs Department of the Company
		June 2008	Senior Vice President and Managing Director of Human Resources Management Department of the Company
		July 2008	Senior Vice President and Managing Director of Human Resources Management Department of the Company (change in Japanese department name)
		June 2011	Executive Vice President and Responsible for Consumer Sales of the Company

Wataru Kagawa (3) (Oct. 4, 1953)	Senior Vice President/ Managing Director of General Affairs Department, Corporate Citizenship Department and Business Process Improvement Office	April 1978	Entered NTT Public Corporation	51	June 2012	June 2011
		July 2004	Managing Director of IR Department of the Company
		June 2005	General Manager of Saitama Branch of the Company
		June 2007	Member of the Board and Managing Director of General Affairs Department of NTT DoCoMo Kansai, Inc.
		July 2008	Associate Senior Vice President and Managing Director of Kansai Regional Office of the Company
		June 2011	Senior Vice President and Managing Director of General Affairs Department, Corporate Citizenship Department and Business Process Improvement Office of the Company

Kazuhiro Yoshizawa (3) (Jun. 21, 1955)	Senior Vice President/ Managing Director of Human Resources Management Department	April 1979	Entered NTT Public Corporation	86	June 2012	June 2011
		December 1996	Senior Director of Corporate Strategy and Planning Department of the Company
		July 2001	Senior Director of Human Resources Management Department of the Company
		July 2003	Senior Director of Corporate Strategy and Planning Department of the Company
		June 2007	Senior Vice President and Managing Director of Corporate Marketing Department II of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
		June 2011	Senior Vice President and Managing Director of Human Resources management Department of the Company

Hiroshi Tsujigami (Sep. 8, 1958)	Member of the Board	April 1983 July 1999	Entered NTT Public Corporation Manager of Department I of NTT	10	June 2012	June 2008

		October 2000	Senior Manager of Department I of NTT
		July 2003	Senior Manager of Corporate Strategy and Planning Department of NTT West
		July 2007	Senior Manager of Corporate Strategy and Planning Department of NTT
		June 2008	Member of the Board of the Company (Principal concurrent positions) Senior Manager of Corporate Strategy and Planning Department of NTT Member of the Board of NTT Investment Partners, Inc.

Corporate Auditors:
Shunichi Tamari (4) (Jan. 10, 1949)	Corporate Auditor	April 1971 June 2001	Entered NTT Public Corporation Representative Director, Executive Vice President and Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Hokuriku, Inc.	97	June 2012	June 2008

		June 2002	Senior Vice President and Managing Director of Service Operation and Maintenance Department of the Company
		January 2004	Senior Vice President and Managing Director of Service Quality Management Department of the Company
		June 2004	Executive Vice President and General Manager of Chiba Branch of the Company
		June 2005	President of DoCoMo Engineering, Inc.
		June 2008	Corporate Auditor of the Company

Shuro Hoshizawa (4) (Jun. 17, 1949)	Corporate Auditor	April 1973	Entered NTT Public Corporation	125	June 2015	June 2011
		June 2002	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company
		June 2004	Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of the Company
		June 2005	(Implementation of executive officer system) Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division
		June 2007	President and Representative Director of NTT DoCoMo Hokkaido, Inc.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date

		July 2008	Associate Senior Vice President and Managing Director of Hokkaido Regional Office of the Company
		July 2008	President and Representative Director of DOCOMO Support, Inc.
		June 2011	Corporate Auditor of the Company

Kyouichi Yoshizawa (4) (Apr. 12, 1950)	Corporate Auditor	April 1969 August 2000	Entered NTT Public Corporation Secretary General of East Japan Headquarters of All NTT Workers Union of Japan	105	June 2015	June 2007

		July 2002	President of East Japan Headquarters of All NTT Workers Union of Japan
		August 2004	Secretary General of National Headquarters of All NTT Workers Union of Japan
		September 2006	Advisor, NTT Travel Service Co. Ltd.
		June 2007	Corporate Auditor of the Company

Haruo Morosawa (4) (5) (Dec. 27, 1950)	Corporate Auditor	April 1974	Entered Board of Audit of Japan	10	June 2015	June 2011
		December 1999	Director for Accounting, Secretariat of General Executive Bureau, Board of Audit of Japan
		December 2000	Deputy Director-General, Secretariat of General Executive Bureau, Board of Audit of Japan
		December 2004	Director General of 1st Bureau, Board of Audit of Japan
		April 2009	Deputy Secretary General of General Executive Bureau, Board of Audit of Japan
		April 2010	Member of the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency
		June 2011	Corporate Auditor of the Company

Eiko Tsujiyama (5) (Dec. 11, 1947)	Corporate Auditor	August 1980	Assistant Professor, Humanities Department, Ibaraki University	0	June 2015	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor of Accounting Faculty of Business & Commerce, Waseda University
		June 2011	Corporate Auditor of the Company

(Principal concurrent positions)

Professor of Accounting Faculty of Business & Commerce, Waseda University

Corporate Auditor of Mitsubishi Corporation

Director of ORIX Corporation

Corporate Auditor of LAWSON, INC.

(1)	DOCOMO shares owned as of May 31, 2011
(2)	Representative director
(3)	Concurrently serves as a EVP/SVP
(4)	Full-time corporate auditor
(5)	Independent director/corporate auditor under the Security Listing Regulations of the Tokyo Stock Exchange regulations

The following table shows information about our executive officers as of June 23, 2011, including their positions and responsibilities.

Name	Position	Responsibility
Katsuhiro Nakamura	Executive Vice President	Managing Director of Tokai Regional Office

Kiyoshi Tokuhiro	Executive Vice President	Managing Director of Kansai Regional Office

Yoshiyuki Takeda	Executive Vice President	Deputy Managing Director of R&D Center

Tomohiro Kurosawa	Senior Vice President	Managing Director of Hokkaido Regional Office

Yuji Araki	Senior Vice President	Managing Director of Tohoku Regional Office

Mitoshi Hirokane	Senior Vice President	Managing Director of Hokuriku Regional Office

Akiko Ide	Senior Vice President	Managing Director of Chugoku Regional Office

Shoji Suto	Senior Vice President	Managing Director of Shikoku Regional Office

Toshinari Kunieda	Senior Vice President	Managing Director of Kyusyu Regional Office

Seizo Onoe	Senior Vice President	Managing Director of R&D Strategy Department

Kiyohito Nagata	Senior Vice President	Managing Director of Strategic Marketing Department Responsible for Product Business Strategy

Hiroyasu Asami	Senior Vice President	Managing Director of Smart Communication Services Department

Kei Irie	Senior Vice President	Managing Director of Network Department

Hiroshi Sawada	Senior Vice President	Managing Director of Service Platform Department

Kazunori Yamamoto	Senior Vice President	Managing Director of Sales Promotion Department

Morikazu Takahashi	Senior Vice President	Deputy Managing Director of Corporate Marketing Division

Hirotaka Sato	Senior Vice President	(effective June 24, 2011) Managing Director of Corporate Marketing Department I

Koji Aoyama	Senior Vice President	Managing Director of Corporate Marketing Department II

Yasuhiro Taguchi	Senior Vice President	Managing Director of Corporate Marketing Department III

Masaki Yoshikawa	Senior Vice President	Managing Director of Credit Card Business Division

Seiji Nishikawa	Senior Vice President	Managing Director of Information Systems Department

Kiyohiro Omatsuzawa	Senior Vice President	Managing Director of Procurement and Supply Department

Yoshikiyo Sakai	Senior Vice President	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute

Note: Directors	who concurrently serve as EVPs/SVPs are not included in the above list.

B.	Compensation

The aggregate compensation to the directors and corporate auditors during the year ended March 31, 2011 was as follows:

	Millions of yen
		Breakdown of Compensation
Position	Total Compensation	Base Salary	Stock Option	Bonus	Retirement Bonus	Number of Persons
Director *	¥514	¥396	—	¥118	—	14
Corporate Auditor **	60	60	—	—	—	2
Outside Director/ Corporate Auditor	69	69	—	—	—	3

Total	643	525	—	118	—	19

(Notes)
1.	Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	The above includes two directors who retired at the end of the 19th ordinary general meeting of shareholders held on June 18, 2010.
*	Excluding Outside Director
**	Excluding Outside Corporate Auditor

C.	Board Practices

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

As of May 31, 2011, our directors and corporate auditors owned 2,097 of our shares. Currently, most of our full-time directors and corporate auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

Certain of our employees and certain other of our subsidiaries’ employees participate in an employee stock purchase plan, pursuant to which a plan administrator makes open market purchases of our shares for the accounts of participating employees on a monthly basis. Such purchases are made out of amounts deducted from each participating employee’s salary. In addition, if the employee chooses to participate in an optional benefit plan, we contribute a maximum of ¥80 for each ¥1,000 contributed by the employee.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2011, NTT owned 27,640,000 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 40.15% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT.”

At the end of March 2009, we canceled approximately 0.92 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 61.60% to 62.89%. At the end of March 2010, we canceled approximately 0.16 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 62.89% to 63.12%. At the end of March 2011, we canceled approximately 0.14 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 63.12% to 63.32%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2011 were as follows:

Category	Number of Shareholders	Number of Shares Held	Outstanding Voting Shares
Japanese financial institutions	264	4,542,376	10.41%
Japanese securities companies	52	375,835	0.86%
Other Japanese corporations	2,215	28,149,551	64.49%
Foreign corporations and individuals	929	5,691,226	13.04%
Japanese individuals, treasury shares and others	312,084	4,891,012	11.20%

Total	351,544	43,650,000	100.00%

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2011, 180,564 shares of our common stock were held in the form of 18,056,400 ADRs. According to our register of shareholders, as of March 31, 2011, there were 315,544 holders of common stock of record worldwide. As of March 31, 2011, there were 217 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.53% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

We have entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT.”

We have also entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

We expect to pay an annual dividend of ¥5,600 per share for the year ending March 31, 2012, which will consist of a ¥2,800 interim dividend and a ¥2,800 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2011, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 9, 2011, the closing sale price of our shares on the TSE was ¥146,000 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”) and the London Stock Exchange. The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Exchange (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2007	229,000	162,000	1,823.89	1,439.00	18,300.39	14,045.53
2008	224,000	148,000	1,796.89	1,139.62	18,297.00	11,691.00
2009	180,300	129,500	1,449.14	698.46	14,601.27	6,994.90
2010	150,400	127,500	987.27	778.21	11,147.62	8,084.62
1st Quarter	145,000	132,600	954.08	778.21	10,170.82	8,084.62
2nd Quarter	150,400	134,700	987.27	852.11	10,767.00	9,050.33
3rd Quarter	144,300	127,500	920.54	809.24	10,707.51	9,076.41
4th Quarter	143,700	129,600	984.06	876.77	11,147.62	9,867.39
2011	159,000	128,000	1,001.77	725.90	11,408.17	8,227.63
1st Quarter	154,400	132,000	1,001.77	835.91	11,408.17	9,347.07
2nd Quarter	149,000	133,000	874.25	800.69	9,807.36	8,796.45
3rd Quarter	144,800	133,200	909.67	799.64	10,394.22	9,123.62
4th Quarter	159,000	128,000	976.28	725.90	10,891.60	8,227.63

Calendar Year 2010
December	144,800	135,000	909.67	858.87	10,394.22	9,918.55

Calendar Year 2011
January	149,000	141,800	939.70	904.25	10,620.57	10,182.57
February	159,000	145,600	976.28	910.28	10,891.60	80,245.75
March	157,500	128,000	964.18	725.90	10,768.48	8,227.63
April	151,800	143,100	874.35	824.61	9,849.74	9,405.19
May	151,800	144,400	866.65	812.52	10,017.47	9,406.04
June (through June 9, 2011)	150,400	145,300	839.59	805.23	9,720.73	9,358.31

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 9, 2011, the closing sale price of American Depositary Shares on the NYSE was $18.25 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2007	18.85	13.83
2008	18.73	13.02
2009	20.35	12.22
2010	16.49	13.11
1st Quarter	15.11	13.11
2nd Quarter	16.49	14.23
3rd Quarter	16.03	13.98
4th Quarter	16.07	14.05
2011	19.23	14.47
1st Quarter	16.49	14.47
2nd Quarter	17.52	15.10
3rd Quarter	17.46	16.09
4th Quarter	19.23	16.00

Calendar Year 2010
December	17.46	16.21

Calendar Year 2011
January	18.06	17.03
February	19.14	17.93
March	19.23	16.00
April	18.53	17.15
May	18.66	17.81
June (through June 9, 2011)	18.57	18.13

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1. Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, state our purposes, which include engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunication services provider and non-related businesses.

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

The Corporation Law provides that the incurrence by a company of a significant loan from a third party should be approved by a resolution of the Company’s board of directors. Our Regulations of the Board of Directors have adopted this policy.

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

At present, our authorized share capital is 188,130,000 shares with no par value of which 43,650,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to us at certain prescribed time, in order to exercise minority shareholders’ rights (other than those for which the record dates are fixed) against us, a holder of an account with shares needs to make an application though an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to us, and to exercise rights within four weeks from such notice.

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

Distributions of surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in-kind, we may, pursuant to a general meeting of shareholders resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in-kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders (see “Voting Rights”). Currently, we do not have any concrete plan to make a distribution of surplus in-kind.

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

Under the Corporation Law, we may distribute any dividends up to the amount of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of the current net income for such period described in the profit and loss statement included in the extraordinary financial statements and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event of that which is described in (b) in this paragraph, the absolute difference between zero and the amount of current net profit and loss for such period described in the profit and loss statement included in the extraordinary financial statements; and

(f)	the aggregate amount of accounts provided for in an ordinance of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I.	the total amount of (x) assets and (y) the book value of treasury stock less the total amount of (i) liabilities, (ii) stated capital, (iii) additional paid-in capital, (iv) legal reserve and (v) certain other amounts set forth in an ordinance of the Ministry of Justice;

II.	in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III.	in the event that we reduced our stated capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or the legal reserve (if any);

IV.	in the event that additional paid-in capital and/or legal reserves were reduced after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V.	in the event that we canceled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

VI.	in the event that we distributed dividends after the end of the previous fiscal year, the aggregate of the following amounts:

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

a.    in the event that the amount of surplus was reduced and transferred to additional paid-in capital, the legal reserve and/or stated capital after the end of the previous fiscal year, the amount so reduced;

b.    in the event that we distributed dividends after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal reserve;

c.    in the event that we disposed of treasury stock in the process of (x) a merger in which we succeeded all rights and obligations of a merged company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d.    in the event that we reduced the amount of surplus in the process of a corporate split (including absorption-type corporate split and incorporation-type corporate split) in which we became a split company after the end of the previous fiscal year, the amount so reduced;

e.    in the event that we made (x) a merger in which we succeeded all rights and obligations of a merged company, (y) a corporate split in which we succeeded all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of our capital surplus after such merger, corporate split or share exchange, less the amount of our capital surplus before such merger, corporate split or share exchange, and (ii) the amount of our retained earnings after such merger, corporate split or share exchange, less the amount of our retained earnings before such merger, corporate split or share exchange; and

f.    in the event that the amount of capital surplus increased in accordance with the provisions of an ordinance of the Ministry of Justice after the end of the previous fiscal year, such increased amount.

Under the Corporation Law, we will be permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous fiscal year and an income statement for the period from the first day of the current fisccal year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amount.

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

For information as to Japanese taxes on dividends, see “Taxation—Japanese Taxation” below.

•	Capital and Reserves

An increase in our authorized share capital is only possible pursuant to an amendment of our articles of incorporation.

The entire paid-in amount of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may at any time reduce the whole or any part of our additional paid-in capital and legal reserve or transfer them to stated capital by resolution of a general meeting of shareholders.

•	Stock Splits

We may at any time split our issued shares into a greater number of shares by resolution of the board of directors. So long as the shares are our only class of issued shares, we may increase the number of authorized shares in the same ratio as that of any stock split by amending our Articles of Incorporation, which amendment may be effected by board resolution without shareholder’s approval.

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

Generally, a holder of our shares is entitled to one vote for each such share. Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being the Japanese government, local government or juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights in writing or by electronic means. The Corporation Law and our Articles of Incorporation provide that the quorum for appointment of directors and corporate auditors shall not be less than one-third of the total number of the voting rights represented at the meeting. Our Articles of Incorporation provide that shares may not be voted cumulatively for the appointment of directors.

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

•	any amendment of our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Corporation Law);

•	a reduction of stated capital, except for a reduction of stated capital for the purpose of replenishing capital deficiencies at the day of the ordinary general meeting;

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution or a merger, subject to a certain exception under which a shareholders’ resolution is not required;

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2011, we have not issued stock acquisition rights or bond with stock acquisition rights.

•	Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including non-consolidated and consolidated financial reports, and notices of resolutions adopted at the shareholders’ meetings, in Japanese and English translation. Such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice.

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

•	Repurchase of our Own Shares

Under the Corporation Law, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders;

(ii)	a resolution of the board of directors if the acquisition is in accordance with our Articles of Incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares we may so acquire in accordance with the procedures applicable to a new share issuance under the Corporation Law.

Upon due authorization, we may acquire our own shares:

•	in the case of (i) and (ii) above:

•	through the stock exchanges on which the shares are listed or the over-the-counter markets on which the shares are traded; or

•	by way of tender offer;

•	in the case of (i) above, from a specific person, but only if our shareholders approve this acquisition by special resolution; and

•	in the case of (iii) above, from the subsidiary.

In the event we are to acquire our own shares from a specific person other than a subsidiary at the price which exceeds market price, each other shareholder may request the directors to acquire the shares held by such shareholder as well.

Acquisitions described in (i) and (ii) above must satisfy certain other requirements, including that the total amount of the purchase price may not exceed the distributable amount.

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

The Financial Instruments and Exchange Act of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese financial instruments exchange, to file a report with the director of the competent Local Finance Bureau of the Ministry of Finance within five business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change specified in the ordinance in material matters set out in any previously-filed reports. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued shares. Copies of each report must also be furnished to the issuer of the shares and to all Japanese financial instruments exchanges on which the shares are listed. These reports are made available for public inspection.

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

On June 9, 2011, the closing price of our shares on the Tokyo Stock Exchange was ¥146,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥100,000 and ¥150,000 per share, as well as the daily price limit if our per share price were to rise to between ¥150,000 and ¥200,000, or fall to between ¥70,000 and ¥100,000.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥ 70,000	Less than	¥100,000	¥15,000
Over	100,000	Less than	150,000	30,000
Over	150,000	Less than	200,000	40,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.	Material Contracts

We have not entered into any material contracts (which would present any significant impact on our financial condition), other than in the ordinary course of business.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

2. Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for the United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder recognized in taxable years beginning before January 1, 2013 is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

3. Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes (including changes that may be introduced if a bill currently proposed by the Japanese government is made into law) in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisors as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be due and payable on or before December 31, 2013, and (ii) 15% for dividends to be due and payable thereafter. This tax reduction is not available for a non-resident individual who holds a certain ratio (or more) of the issued shares of a Japanese corporation, such ratio being 5% with respect to dividends to be due and payable on or before September 30, 2011 and 3% thereafter. Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, while the income tax treaties with Australia, France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares.

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

You may review a copy of the annual report and other information without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of all or any portion of the annual report from the public reference room. For information regarding the procedures of the public reference room, please call the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are primarily exposed to market risks from changes in interest rates, foreign currency exchange rates and stock prices. The fair value of our assets and liabilities, our earnings and cash flows may be negatively impacted by these market risks.

To manage these risks, we use derivative instruments such as interest rate swap agreements, foreign exchange forward contracts, foreign currency option contracts, etc. as needed. The derivative instruments are executed with creditworthy financial institutions and our management believes that there is little risk of default by these counterparties. We set and follow internal regulations that establish conditions to enter into derivative contracts and procedures for approving and monitoring such contracts. We do not hold or issue derivative instruments for trading purposes.

No specific hedging activities are taken against the fluctuations in prices of marketable securities.

Interest rate risk

We use interest rate swap transactions, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management (“ALM”).

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

Weighted Average Interest Rate (per annum)		Millions of yen
		Expected Maturity							Fair value 3/31/11
		Year ending March 31,
		2012	2013	2014	2015	2016	Thereafter	Total
DEBT
Corporate bonds Japanese Yen Bonds	1.2%	167,032	60,000	70,000	—	—	110,000	407,032	417,139
Borrowings from banks and others
Japanese Yen Loans	1.4%	6,000	15,000	—	—	—	—	21,000	21,274
Euro Loans	2.4%	70	—	—	—	—	—	70	70
Long term debt, including current portion Total		173,102	75,000	70,000	—	—	110,000	428,102	438,483

		Millions of yen
		Expected Maturity and Weighted Average Interest Rate (per annum)							Fair value 3/31/11
		Year ending March 31,
		2012	2013	2014	2015	2016	Thereafter	Total
INTEREST RATE SWAP AGREEMENTS
Fixed to Floating (Japanese Yen)
Notional Amount		165,800	—	—	—	—	—	165,800	1,232
Fixed receive rate		1.6%	—	—	—	—	—	1.6%
Floating pay rate		0.7%	—	—	—	—	—	0.7%

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2011, the foreign exchange forward contracts outstanding totaled ¥4,296 million, with an unrealized loss of ¥154 million. As of March 31, 2011, the foreign currency option transaction contracts outstanding totaled ¥15,143 million, with an unrealized loss of ¥1,859 million.

Investment price risk

The fair values of certain investments of ours, primarily in marketable securities, expose us to fluctuation risks of securities prices. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The following table below provides information about our market sensitive marketable securities:

	Millions of yen
	March 31, 2011
	Carrying Amount	Fair Value
Equity securities available-for-sale	117,759	117,759
Debt securities available-for-sale:
Due within 1 year	—	—
Due after 1 year through 5 years	4	4
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	117,763	117,763

Concentrations of credit risk

As of March 31, 2011, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

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

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners.

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has agreed to reimburse DOCOMO for the New York Stock Exchange listing fees of $38,000 for the calendar year 2010. Furthermore, from April 1, 2010 to March 31, 2011, the Bank of New York Mellon has waived a total of $131 thousand in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2011 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2011 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011 by using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2011 was effective.

Our independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2011, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of corporate auditors has resolved to elect Ms. Eiko Tsujiyama as an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside corporate auditor under the Corporation Law and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 23, 2011, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements. Audit fees and audit-related fees paid to KPMG AZSA LLC and its affiliates for the year ended March 31, 2011 were ¥888 million. In addition, the fees other than audit fees and audit-related fees we paid to KPMG AZSA LLC and its affiliates were ¥84 million as tax fees, etc.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2010 and 2011.

	Millions of yen
	Year ended March 31,
	2010	2011
Audit fees (1)	¥892	¥888
Audit-related fees (2)	—	—
Tax fees (3)	26	27
All other fees (4)	—	57

Total	¥918	¥972

(1)	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
(3)	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
(4)	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs (1) through (3), such as providing guidance and counsel on International Financial Reporting Standards.

Pre-Approval of Services Provided by KPMG AZSA LLC and its affiliates

The Company and its subsidiaries have adopted policies and procedures for the Company’s board of directors’ and the board of corporate auditors’ pre-approving all audit and non-audit work performed by KPMG AZSA LLC and its affiliates. Specifically, the policies and procedures prohibit KPMG AZSA LLC and its affiliates from performing any services for the Company or its subsidiaries without the prior approval of the Company’s board of directors and the board of corporate auditors.

All of the services provided by KPMG AZSA LLC and its affiliates since Rule 2-01(c)(7) of Regulation S-X became effective were approved by the Company’s board of directors and the board of corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

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

In our assessment, our board of corporate auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not significantly different from an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs *
April 2010 (from April 1 to April 30)	0	—	0	0
May 2010 (from May 1 to May 31)	0	—	0	0
June 2010 (from June 1 to June 30)	0	—	0	0
July 2010 (from July 1 to July 31)	0	—	0	0
August 2010 (from August 1 to August 31)	0	—	0	0
September 2010 (from September 1 to September 30)	0	—	0	0
October 2010 (from October 1 to October 31)	0	—	0	0
November 2010 (from November 1 to November 30)	0	—	0	0
December 2010 (from December 1 to December 31)	22,155	143,026	22,155	137,845
January 2011 (from January 1 to January 31)	115,986	145,114	115,986	0
February 2011 (from February 1 to February 28)	0	—	0	0
March 2011 (from March 1 to March 31)	0	—	0	0

Total	138,141	144,779	138,141	—

*	The company announced a share purchase plan, which was approved by the Board of Directors on December 17, 2010, authorizing the repurchase of up to an aggregate number of 160,000 shares and up to an aggregate purchase price of 20 billion yen from December 20, 2010 to January 28, 2011. On January 26, 2011, the aggregate price of share repurchases reached 19,999,930,791 yen, and thus the share repurchases were concluded in accordance with the aforesaid resolution.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

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

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one “independent” director/corporate auditor. An “independent”

director/corporate auditor is defined as an outside director/corporate auditor who is unlikely to have conflicts of interest with general investors. As of June 2011, we have appointed two corporate auditors as “independent” director/corporate auditors.

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

Under the Corporation Law, the Company is required to have not less than three corporate auditors. The Articles of Incorporation of the Company permit it to have up to five corporate auditors. Currently, five corporate auditors of the Company have been elected. The term of office of each corporate auditor is up to four years after his/her election, whereas the term of office of each director is up to two years after his/her election.

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

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation)
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation) *
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)
11.1	Code of Ethics **
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

FeliCa is a registered trademark of Sony Corporation.

Google, Android and Android Market are trademarks of Google Inc.

Wi-Fi is a registered trademark of the Wi-Fi Alliance.

Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

Windows Mobile is a trademark or registered trademark of Microsoft Corporation in the U.S. and other countries.

TOUCH WOOD is a registered trademark of Rightning Inc.

BlackBerry, related trademarks and names are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. Used under license from Research In Motion Limited.

iPhone is a trademark of Apple Inc.

All other trademarks are the property of their respective owners.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 17, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 17, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 17, 2011 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 17, 2011

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2010 and 2011

	Millions of yen
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	¥357,715	¥765,551
Short-term investments
Third parties	313,010	141,028
Related parties	90,000	—
Accounts receivable
Third parties	827,052	751,809
Related parties	11,174	10,602

Sub-total	838,226	762,411
Credit card receivables	126,009	160,446
Less: Allowance for doubtful accounts	(15,633)	(18,021)

Total accounts receivable and credit card receivables, net	948,602	904,836
Inventories	141,277	146,357
Deferred tax assets	100,545	83,609
Prepaid expenses and other current assets
Third parties	102,263	107,380
Related parties	7,566	6,538

Total current assets	2,060,978	2,155,299

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833	5,569,818
Buildings and structures	830,921	845,588
Tools, furniture and fixtures	516,084	507,914
Land	199,018	198,842
Construction in progress	83,608	95,251

Sub-total	7,108,464	7,217,413
Accumulated depreciation and amortization	(4,500,874)	(4,694,094)

Total property, plant and equipment, net	2,607,590	2,523,319

Non-current investments and other assets:
Investments in affiliates	578,095	525,456
Marketable securities and other investments	151,026	128,138
Intangible assets, net	628,691	672,256
Goodwill	198,436	205,573
Other assets
Third parties	247,530	220,232
Related parties	10,381	29,687
Deferred tax assets	274,048	331,633

Total non-current investments and other assets	2,088,207	2,112,975

Total assets	¥6,756,775	¥6,791,593

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2010 and 2011

	Millions of yen
	2010	2011
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716	¥173,102
Short-term borrowings	78	276
Accounts payable, trade
Third parties	524,526	495,842
Related parties	107,911	113,495
Accrued payroll	54,580	54,801
Accrued interest	995	916
Accrued income taxes	185,890	162,032
Other current liabilities
Third parties	131,337	120,993
Related parties	2,129	1,711

Total current liabilities	1,188,162	1,123,168

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553	255,000
Accrued liabilities for point programs	151,628	199,587
Liability for employees’ retirement benefits	138,447	152,647
Other long-term liabilities
Third parties	184,036	181,275
Related parties	2,503	2,322

Total long-term liabilities	906,167	790,831

Total liabilities	2,094,329	1,913,999

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
188,130,000 shares at March 31, 2010
188,130,000 shares at March 31, 2011
Issued shares
43,790,000 shares at March 31, 2010
43,650,000 shares at March 31, 2011
Outstanding shares
41,605,742 shares at March 31, 2010
41,467,601 shares at March 31, 2011	949,680	949,680
Additional paid-in capital	757,109	732,914
Retained earnings	3,347,830	3,621,965
Accumulated other comprehensive income (loss)	(37,379)	(76,955)
Treasury stock
2,184,258 shares at March 31, 2010
2,182,399 shares at March 31, 2011	(381,363)	(377,168)

Total NTT DOCOMO, INC. shareholders’ equity	4,635,877	4,850,436
Noncontrolling interests	26,569	27,158

Total equity	4,662,446	4,877,594

Commitments and contingencies
Total liabilities and equity	¥6,756,775	¥6,791,593

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2009, 2010 and 2011

	Millions of yen
	2009	2010	2011
Operating revenues:
Wireless services
Third parties	¥3,786,917	¥3,727,801	¥3,702,658
Related parties	54,165	49,108	44,211
Equipment sales
Third parties	600,630	503,086	474,506
Related parties	6,268	4,409	2,898

Total operating revenues	4,447,980	4,284,404	4,224,273

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	630,415	685,774	678,666
Related parties	242,023	214,868	217,836
Cost of equipment sold (exclusive of items shown separately below)	827,856	698,495	662,829
Depreciation and amortization	804,159	701,146	693,063
Selling, general and administrative
Third parties	980,251	1,031,011	1,012,267
Related parties	132,317	118,865	114,883

Total operating expenses	3,617,021	3,450,159	3,379,544

Operating income	830,959	834,245	844,729

Other income (expense):
Interest expense	(4,618)	(5,061)	(4,943)
Interest income	2,162	1,289	1,326
Other, net	(48,030)	5,684	(5,774)

Total other income (expense)	(50,486)	1,912	(9,391)

Income before income taxes and equity in net income (losses) of affiliates	780,473	836,157	835,338
Income taxes:
Current	395,467	381,507	355,734
Deferred	(87,067)	(43,310)	(17,897)

Total income taxes	308,400	338,197	337,837

Income before equity in net income (losses) of affiliates	472,073	497,960	497,501
Equity in net income (losses) of affiliates, net of applicable taxes	(672)	(852)	(5,508)

Net income	471,401	497,108	491,993

Less: Net (income) loss attributable to noncontrolling interests	472	(2,327)	(1,508)

Net income attributable to NTT DOCOMO, INC.	¥471,873	¥494,781	¥490,485

Net income	¥471,401	¥497,108	¥491,993
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(30,310)	13,159	(12,297)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	28,709	1,937	7,003
Change in fair value of derivative instruments, net of applicable taxes	(4)	(63)	4
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(121)	—	—
Foreign currency translation adjustment, net of applicable taxes	(47,538)	5,917	(28,258)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(54)	(35)	356
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(16,316)	6,828	(6,367)
Prior service cost arising during period, net	—	—	48
Less: Amortization of prior service cost	(1,340)	(1,340)	(1,346)
Less: Amortization of actuarial gains and losses	797	1,858	1,144
Less: Amortization of transition obligation	81	79	88

Total other comprehensive income (loss)	(66,096)	28,340	(39,625)

Comprehensive income	405,305	525,448	452,368

Less: Comprehensive (income) loss attributable to noncontrolling interests	469	(2,357)	(1,459)

Comprehensive income attributable to NTT DOCOMO, INC.	¥405,774	¥523,091	¥450,909

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	42,238,715	41,705,738	41,576,859

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,171.58	¥11,863.62	¥11,797.07

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2009, 2010 and 2011

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496	¥1,288	¥4,277,784

Purchase of treasury stock					(136,846)	(136,846)		(136,846)
Retirement of treasury stock		(163,526)			163,526	—		—
Cash dividends declared (¥4,800 per share)			(203,839)			(203,839)		(203,839)
Cash distributions to noncontrolling interests						—	(3)	(3)
Acquisition of new subsidiaries						—	944	944
Others						—	(37)	(37)
Comprehensive income
Net income			471,873			471,873	(472)	471,401
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(1,610)		(1,610)	9	(1,601)
Change in fair value of derivative instruments				(125)		(125)		(125)
Foreign currency translation adjustment				(47,586)		(47,586)	(6)	(47,592)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(16,316)		(16,316)		(16,316)
Prior service cost arising during period, net						—		—
Less: Amortization of prior service cost				(1,340)		(1,340)		(1,340)
Less: Amortization of actuarial gains and losses				797		797		797
Less: Amortization of transition obligation				81		81		81

Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared (¥5,000 per share)			(208,799)			(208,799)		(208,799)
Cash distributions to noncontrolling interests						—	(3)	(3)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(96)	(96)
Comprehensive income
Net income			494,781			494,781	2,327	497,108
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				6,828		6,828		6,828
Prior service cost arising during period, net						—		—
Less: Amortization of prior service cost				(1,340)		(1,340)		(1,340)
Less: Amortization of actuarial gains and losses				1,858		1,858		1,858
Less: Amortization of transition obligation				79		79		79

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared (¥5,200 per share)			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Acquisition of new subsidiaries						—		—
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Change in fair value of derivative instruments				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(6,367)		(6,367)		(6,367)
Prior service cost arising during period, net				48		48		48
Less: Amortization of prior service cost				(1,346)		(1,346)		(1,346)
Less: Amortization of actuarial gains and losses				1,144		1,144		1,144
Less: Amortization of transition obligation				88		88		88

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2009, 2010 and 2011

	Millions of yen
	2009	2010	2011
Cash flows from operating activities:
Net income	¥471,401	¥497,108	¥491,993
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	804,159	701,146	693,063
Deferred taxes	(87,626)	(44,550)	(22,563)
Loss on sale or disposal of property, plant and equipment	43,304	32,735	27,936
Impairment loss on marketable securities and other investments	57,812	4,007	13,424
Equity in net (income) losses of affiliates	1,239	2,122	10,539
Dividends from affiliates	15,500	12,854	12,757
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(148,909)	(1,056)	75,200
(Increase) / decrease in credit card receivables	(32,857)	(30,042)	(19,746)
Increase / (decrease) in allowance for doubtful accounts	67	242	2,469
Decrease / (increase) in inventories	23,327	(17,262)	(5,217)
Decrease / (increase) in prepaid expenses and other current assets	18,196	1,582	(2,753)
(Increase) / decrease in non-current installment receivable for handsets	(37,712)	13,860	7,029
(Decrease) / increase in accounts payable, trade	(49,286)	(21,227)	(30,988)
Increase / (decrease) in accrued income taxes	35,158	(53,765)	(23,805)
(Decrease) / increase in other current liabilities	(29,126)	(22,019)	(14,464)
Increase / (decrease) in accrued liabilities for point programs	37,390	57,605	47,959
Increase / (decrease) in liability for employees’ retirement benefits	29,438	(8,015)	14,203
Increase / (decrease) in other long-term liabilities	17,753	35,878	(8,791)
Other, net	4,449	21,615	18,792

Net cash provided by operating activities	1,173,677	1,182,818	1,287,037

Cash flows from investing activities:
Purchases of property, plant and equipment	(517,776)	(480,080)	(423,119)
Purchases of intangible and other assets	(241,373)	(245,488)	(250,757)
Purchases of non-current investments	(313,889)	(10,027)	(11,746)
Proceeds from sale of non-current investments	660	9,534	3,946
Acquisitions of subsidiaries, net of cash acquired	568	(29,209)	(7,678)
Purchases of short-term investments	(32,977)	(377,591)	(745,602)
Redemption of short-term investments	32,255	69,605	917,492
Long-term bailment for consumption to a related party	—	—	(20,000)
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—	—
Short-term bailment for consumption to a related party	—	(90,000)	(20,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	—	110,000
Other, net	(8,451)	(10,670)	(7,906)

Net cash used in investing activities	(1,030,983)	(1,163,926)	(455,370)

Cash flows from financing activities:
Proceeds from long-term debt	239,913	—	—
Repayment of long-term debt	(77,071)	(29,042)	(180,075)
Proceeds from short-term borrowings	62,274	138,214	717
Repayment of short-term borrowings	(64,032)	(138,149)	(488)
Principal payments under capital lease obligations	(2,837)	(3,256)	(4,597)
Payments to acquire treasury stock	(136,846)	(20,000)	(20,000)
Dividends paid	(203,839)	(208,709)	(216,283)
Other, net	(3)	(3)	(1,243)

Net cash provided by (used in) financing activities	(182,441)	(260,945)	(421,969)

Effect of exchange rate changes on cash and cash equivalents	(7,610)	220	(1,862)

Net increase (decrease) in cash and cash equivalents	(47,357)	(241,833)	407,836
Cash and cash equivalents at beginning of year	646,905	599,548	357,715

Cash and cash equivalents at end of year	¥599,548	¥357,715	¥765,551

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥21,999	¥1,323	¥301
Cash paid during the year for:
Interest, net of amount capitalized	4,141	5,251	5,023
Income taxes	383,838	436,459	378,998
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,334	2,347	5,631
Acquisitions of shares through share exchange	—	15,023	—
Acquisitions of exchangeable bonds through share exchange	—	20,821	—
Acquisitions of shares through conversion of exchangeable bonds	—	26,326	—
Retirement of treasury stock	163,526	27,936	24,195

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 36.62% of which is owned by the Japanese government, owns 63.32% of DOCOMO’s issued stock and 66.65% of DOCOMO’s voting stock outstanding as of March 31, 2011.

DOCOMO provides its subscribers with wireless telecommunications services such as Xi, FOMA, mova, packet communications services (wireless data communications services using packet switching) and satellite mobile communications services, primarily on its own nationwide networks. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.

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

(1) Adoption of new accounting standard

Financing Receivables

Effective October 1, 2010, DOCOMO adopted Accounting Standards Update (“ASU”) 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” issued by the Financial Accounting Standards Board in July 2010. ASU2010-20 requires enhanced disclosures regarding the nature of the credit risk inherent in the entity’s financing receivables, how that credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The required additional disclosures are in Note 20.

(2) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and accordingly determines whether DOCOMO should consolidate the entity. For the years ended March 31, 2009, 2010 and 2011, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the year ended March 31 2009, DOCOMO decreased the estimated useful lives of its long lived assets related to its mova services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers had been steadily migrating to FOMA, DOCOMO had decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥60,072 million in “Income before income taxes and equity in net income (losses) of affiliates”, ¥35,563 million in “Net income attributable to NTT DOCOMO, INC.” and ¥841.95 in “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” in the accompanying consolidated statement of income and comprehensive income for the year ended March 31, 2009. The impact on the results of operations and financial position for the years ended March 31, 2010 and 2011 are not material.

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

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless telecommunications business, DOCOMO recognized losses on write-downs and disposals during the years ended March 31, 2009, 2010 and 2011 resulting in losses totaling ¥14,180 million, ¥18,539 million and ¥9,821 million, respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

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

Depreciation and amortization expenses for the years ended March 31, 2009, 2010 and 2011 were ¥614,481 million, ¥513,753 million, and ¥488,973 million, respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amounts of such telecommunications equipment and its accumulated depreciation are deducted from the respective accounts. Any remaining balance is charged to expense immediately. DOCOMO estimates the fair values of its asset retirement obligations to restore certain leased land and buildings used for DOCOMO’s wireless telecommunications equipment to their original states. The aggregate fair value of its asset retirement obligations does not have a material impact on DOCOMO’s results of operations or financial position.

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

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DOCOMO is able to exercise significant influence over the investee, but does not have a controlling financial interest. Under the equity method of accounting, DOCOMO records its share of income and losses of the affiliate and adjusts its carrying amount. DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate. For some investees accounted for under the equity method, DOCOMO records its share of income or losses of such investees with up to a 3 month lag in its consolidated statements of income and comprehensive income.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities and other investments—

Marketable securities consist of debt and equity securities. DOCOMO determines the appropriate classification of its investment securities at the time of purchase. DOCOMO periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether a decline in value is other than temporary, DOCOMO considers whether DOCOMO has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in value, the severity and duration of the decline, changes in value subsequent to year-end, forecasted earnings performance of the investee and the general market condition in the geographic area or industry the investee operates in.

Equity securities held by DOCOMO, whose fair values are readily determinable, are classified as available-for-sale securities. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss)”. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

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

DOCOMO did not hold or transact any trading securities during the years ended March 31, 2009, 2010 and 2011.

Other investments include equity securities whose fair values are not readily determinable. Equity securities whose fair values are not readily determinable are carried at cost. Other-than-temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets and rights to use certain telecommunications facilities of wireline operators.

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

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined using discounted cash flow method. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and DOCOMO performs the second step of the impairment test (measurement). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed.

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

DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of acquisition. Software maintenance and training costs are expensed as incurred. Capitalized software costs are amortized over up to 5 years.

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

Hedging activities—

DOCOMO uses derivative instruments, including interest rate swap agreements, foreign currency swap contracts and foreign exchange forward contracts, and other financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative instruments for trading purposes.

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

Employees’ retirement benefit plans—

DOCOMO recognizes the funded status of its defined benefit plans, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and prior service cost due to the changes of benefit plans, both of which are included in “Accumulated other comprehensive income (loss)”, are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers a billing arrangement called “Nikagetsu Kurikoshi” (2 month carry-over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred revenue and deferred charges as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Current deferred revenue	¥84,848	¥81,219
Long-term deferred revenue	71,085	72,214
Current deferred charges	12,657	11,481
Long-term deferred charges	71,085	72,214

Current deferred revenue is included in “Other current liabilities” in the consolidated balance sheets.

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with point programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the service operations and maintenance process. Commissions paid to sales agents represent the largest portion of selling, general and administrative expenses.

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

DOCOMO did not issue dilutive securities during the years ended March 31, 2009, 2010 and 2011, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

Foreign currency translation—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The accompanying translation adjustments are included in “Accumulated other comprehensive income (loss).”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(3) Reclassifications

Certain reclassifications are made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2011.

(4) The Great East Japan Earthquake

The Great East Japan Earthquake and the subsequent tsunami on March 11, 2011, damaged some of DOCOMO’s base station facilities located in certain areas of Tohoku region, and caused the temporary disruption of cellular services. For the fiscal year ended March 31, 2011, ¥7,123 million was recognized in selling, general and administrative expenses as a result of this disaster, pertaining to write-downs of damaged facilities and equipment (¥3,583 million), personnel and other expenses incurred in response to the disaster (¥3,540 million). Most of these expenses were recognized in the mobile phone business segment.

In addition, DOCOMO management also considered the following as a result of this disaster:

Impairment of long-lived assets, other than goodwill—

After the damaged assets were written-down or written-off, DOCOMO management considered whether this event indicated that the revised carrying amounts of property, plant and equipment and intangible assets may not be recoverable. DOCOMO management determined that no impairment losses on property, plant and equipment and intangible assets were necessary as a result of this event.

Impairment of goodwill—

The potential impact of March 11, 2011 events on the fair value of DOCOMO’s domestic mobile phone reporting unit was considered as part of DOCOMO’s annual goodwill impairment review of this reporting unit on March 31, 2011. DOCOMO management determined that no goodwill impairment existed at March 31, 2011.

Collectability of accounts receivable—

DOCOMO has not experienced any significant change in the trend of payment delays or bad debts of its customers after the earthquake, although DOCOMO offered relief programs including an extension of payment deadlines on phone bills and refunds of the basic monthly fees and other charges to certain customers in the disaster-stricken area. The impact of these relief programs was immaterial.

Realization of deferred tax assets—

The potential impact of March 11, 2011 events on DOCOMO’s estimates of future taxable income were considered as part of DOCOMO’s evaluation of the realizability of its deferred tax assets at March 31, 2011. DOCOMO management determined that no valuation allowance was necessary as a result of this event at March 31, 2011.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2010 and 2011 comprised the following:

	Millions of yen
	2010	2011
Cash	¥277,715	¥305,574
Certificates of deposit	40,000	210,000
Commercial paper	20,000	199,977
Bailment for consumption	20,000	50,000

Total	¥357,715	¥765,551

The aggregate amount of commercial paper as of March 31, 2010 and 2011 was ¥39,990 million and ¥259,972 million, respectively and ¥19,990 million and ¥59,995 million was recorded in “Short-term investments” in the consolidated balance sheet as they have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year in addition to the amounts in “Cash and cash equivalents,” which is stated above. Commercial paper is classified as held-to-maturity securities and their amortized amounts approximate their fair value.

Information regarding “Bailment for consumption” is disclosed in Note 13.

4. Inventories:

“Inventories” as of March 31, 2010 and 2011 comprised the following:

	Millions of yen
	2010	2011
Telecommunications equipment to be sold	¥137,145	¥141,106
Materials and supplies	995	2,560
Other	3,137	2,691

Total	¥141,277	¥146,357

5. Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

As of March 31, 2010 and 2011, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”). DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote the credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

As of March 31, 2010 and 2011, DOCOMO held approximately 14% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 14, 2006, DOCOMO acquired approximately 7% of PLDT’s outstanding common shares for ¥52,213 million from NTT Communications Corporation (“NTT Com”), a subsidiary of NTT. From March 2007 to February 2008, DOCOMO acquired approximately an additional 7% common equity interest for ¥98,943 million in the market. Together with the PLDT common shares continued to be held by NTT Com, on a consolidated basis NTT held approximately 21% of the total outstanding common shares of PLDT.

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

DOCOMO determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its equity investment in PLDT. During the year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in net income (loss) of affiliates. As a result, “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statement of income and comprehensive income for the year ended March 31, 2009 decreased by ¥4,817 million and “Investments in affiliates” in consolidated balance sheet as of March 31, 2009 decreased by ¥8,137 million.

DOCOMO’s carrying amount of its investment in PLDT was ¥105,944 million and ¥95,859 million as of March 31, 2010 and 2011, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥134,088 million and ¥119,749 million as of March 31, 2010 and 2011, respectively.

Tata Teleservices Limited—

As of March 31, 2010 and 2011, DOCOMO held approximately 26% of the outstanding common shares of Tata Teleservices Limited (“TTSL”).

On November 12, 2008, DOCOMO entered into a capital alliance with TTSL and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, DOCOMO acquired TTSL’s outstanding common shares for ¥252,321 million pursuant to the capital alliance and accounted for the investment by applying the equity method.

DOCOMO determined the fair value of tangible, intangible and other assets and liabilities of TTSL with the assistance of an independent third party appraiser in order to recognize and account for DOCOMO’s share of identifiable intangible assets and embedded goodwill of its equity investment in TTSL. During the year ended March 31, 2010, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in TTSL were charged to equity in net income (loss) of affiliates. As a result, “Equity in net income (losses) of affiliates, net of applicable taxes” in the consolidated statement of income and comprehensive income for the year ended March 31, 2010 decreased by ¥2,788 million and “Investments in affiliates” in the consolidated balance sheet as of March 31, 2010 decreased by ¥4,710 million.

DOCOMO made additional investments totaling ¥14,424 million in response to a rights offering that TTSL commenced in March and May, 2011. TTSL is expected to use the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, DOCOMO’s equity interest in TTSL slightly increased to approximately 27%.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO recorded impairment charges for other-than-temporary declines during the year ended March 31, 2009. The impairments did not have a material impact on DOCOMO’s results of operations or financial position. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying statements of income and comprehensive income. DOCOMO has determined that the estimated fair values of each of its investments in affiliates as of March 31, 2010 and 2011 are not less than the related carrying values on an individual basis.

All of the equity method investees, except for PLDT, are privately held companies as of March 31, 2011.

DOCOMO’s cumulative share of the earnings or losses of affiliates, less amounts distributed by affiliates as dividends, was ¥10,346 million, ¥11,967 million and ¥14,531 million, as of March 31, 2009, 2010 and 2011, respectively. Dividends received from affiliates were ¥15,500 million, ¥12,854 million and ¥12,757 million for the years ended March 31, 2009, 2010 and 2011, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s “Investments in affiliates” in the accompanying consolidated balance sheets as of March 31, 2010 and 2011 was greater by ¥421,132 million and ¥382,037 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The difference mainly consisted of goodwill and amortizable intangible assets.

6. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Marketable securities:
Available-for-sale	¥136,631	¥117,763
Other investments	14,395	10,375

Marketable securities and other investments (Non-current)	¥151,026	¥128,138

Maturities of debt securities classified as available-for-sale as of March 31, 2010 and 2011 were as follows:

	Millions of yen		Millions of yen
	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Due within 1 year	¥—	¥—	¥—	¥—
Due after 1 year through 5 years	4	4	4	4
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥4	¥4	¥4	¥4

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate cost, gross unrealized holding gains and losses and fair value by type of available-for-sale securities as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥121,308	¥20,257	¥4,938	¥136,627
Debt securities	4	—	0	4

	Millions of yen
	2011
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥109,199	¥10,663	¥2,103	¥117,759
Debt securities	4	0	—	4

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Millions of yen
	2009	2010	2011
Proceeds	¥660	¥71,640	¥3,585
Gross realized gains	377	5,627	475
Gross realized losses	(267)	(4,934)	(22)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2010 and 2011, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2010
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥18,156	¥2,302	¥19,835	¥2,636	¥37,991	¥4,938
Debt securities	4	0	—	—	4	0
Cost method investments	—	—	276	1,309	276	1,309

	Millions of yen
	2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥4,781	¥874	¥10,351	¥1,229	¥15,132	¥2,103
Debt securities	—	—	—	—	—	—
Cost method investments	42	66	104	218	146	284

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

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Cost method investments included in other investments	¥14,351	¥10,341
Including: Investments whose fair values were not evaluated for impairment	9,918	9,714

The amount of other-than-temporary impairment of marketable securities and other investments is disclosed in Note 12.

DOCOMO held approximately 11% of the outstanding common shares of KT Freetel Co., Ltd. (“KTF”) as of March 31, 2009, with the initial acquisition cost of ¥65,602 million. On January 20, 2009, DOCOMO agreed

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥138,597	¥15,788	¥154,385
Goodwill acquired during the year	3,426	40,030	43,456
Foreign currency translation adjustment	60	190	250
Other	—	345	345

Balance at end of year	¥142,083	¥56,353	¥198,436

	Millions of yen
	2011
	Mobile phone business	Miscellaneous businesses	Consolidated
Balance at beginning of year	¥142,083	¥56,353	¥198,436
Goodwill acquired during the year	10,852	—	10,852
Foreign currency translation adjustment	(1,219)	(1,901)	(3,120)
Other	(509)	(86)	(595)

Balance at end of year	¥151,207	¥54,366	¥205,573

Information regarding operating segments is discussed in Note 14.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The main components of goodwill acquired during the years ended March 31, 2010 and 2011 were ¥40,030 million associated with the acquisition of 51.0% shares of OAK LAWN MARKETING, INC and ¥10,852 million associated with the additional acquisition of 65.0% shares of PacketVideo Corporation, respectively.

Other intangible assets—

Other intangible assets, as of March 31, 2010 and 2011 comprised the following:

	Millions of yen
	2010
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥783,874	¥540,767	¥243,107
Internal-use software	1,014,142	740,675	273,467
Software acquired to be used in manufacture of handsets	158,738	77,877	80,861
Rights to use telecommunications facilities of wireline operators	18,193	6,380	11,813
Other	21,844	6,123	15,721

Total amortizable intangible assets	¥1,996,791	¥1,371,822	¥624,969

Unamortizable intangible assets:
Trademarks and trade names			¥3,722

Total unamortizable intangible assets			¥3,722

Total			¥628,691

	Millions of yen
	2011
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥824,404	¥565,166	¥259,238
Internal-use software	1,092,442	816,389	276,053
Software acquired to be used in manufacture of handsets	190,722	96,107	94,615
Rights to use telecommunications facilities of wireline operators	19,052	7,126	11,926
Other	37,624	11,181	26,443

Total amortizable intangible assets	¥2,164,244	¥1,495,969	¥668,275

Unamortizable intangible assets:
Trademarks and trade names			¥3,981

Total unamortizable intangible assets			¥3,981

Total			¥672,256

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of amortizable intangible assets acquired during the year ended March 31, 2011 was ¥250,949 million, the main components of which were software for telecommunications network in the amount of ¥104,669 million and internal-use software in the amount of ¥98,825 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2009, 2010 and 2011 was ¥189,678 million, ¥187,393 million and ¥204,090 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2012, 2013, 2014, 2015 and 2016 is ¥204,187 million, ¥159,294 million, ¥125,546 million, ¥90,710 million, and ¥41,488 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2011 is 5.0 years.

The amount of unamortizable intangible assets acquired during the year ended March 31, 2011 was ¥259 million, the component of which was trademarks and trade names.

8. Other assets:

“Other assets” as of March 31, 2010 and 2011 comprised the following:

	Millions of yen
	2010	2011
Deposits	¥79,151	¥59,615
Deferred customer activation costs	71,085	72,214
Installment receivables for handsets (Non-current).	85,753	75,391
Allowance for doubtful accounts	(4,047)	(1,118)
Long-term bailment for consumption to a related party	—	20,000
Other	25,969	23,817

Total	¥257,911	¥249,919

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 13.

9. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	¥78	¥276
(Year ended March 31, 2010—weighted-average interest rate per annum: 7.6%)
(Year ended March 31, 2011—weighted-average variable rate per annum: 5.3% as of March 31, 2011)

Total short-term borrowings	¥78	¥276

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥572,097	¥407,032
(Year ended March 31, 2010—interest rates per annum: 1.0%-2.0%, due: years ending March 31, 2011-2019)
(Year ended March 31, 2011—interest rates per annum: 1.0%-2.0%, due: years ending March 31, 2012-2019)
Unsecured indebtedness to financial institutions	38,000	21,000
(Year ended March 31, 2010—interest rates per annum: 1.3%-1.5%, due: years ending March 31, 2011-2013)
(Year ended March 31, 2011—interest rates per annum: 1.3%-1.5%, due: years ending March 31, 2012-2013)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	172	70
(Year ended March 31, 2010—variable rate per annum: 4.6% as of March 31, 2010, due: year ending March 31, 2012)
(Year ended March 31, 2011—variable rate per annum: 2.4% as of March 31, 2011, due: year ending March 31, 2012)

Sub-total	¥610,269	¥428,102
Less: Current portion	(180,716)	(173,102)

Total long-term debt	¥429,553	¥255,000

Interest rates on DOCOMO’s borrowings are mainly fixed. DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 19. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2009, 2010 and 2011 totaled ¥7,187 million, ¥7,441 million and ¥6,709 million, respectively. “Interest expense” in the consolidated statements of income and comprehensive income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2011, were as follows:

Year ending March 31,	Millions of yen
2012	¥173,102
2013	75,000
2014	70,000
2015	—
2016	—
Thereafter	110,000

Total	¥428,102

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The distributable amount available for the payments of dividends to shareholders as of March 31, 2011 was ¥3,474,726 million and was included in “Additional paid-in capital” and “Retained earnings”.

In the general meeting of shareholders held on June 17, 2011, the shareholders approved cash dividends of ¥107,816 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2011, which were declared by the board of directors on April 28, 2011.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the number of issued shares and treasury stock for the years ended March 31, 2009, 2010 and 2011 were as follows, where fractional shares are rounded off:

	Number of issued shares	Number of treasury stock
As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	856,405
Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	4
Retirement of treasury stock	(920,000)	(920,000)

As of March 31, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065
Retirement of treasury stock	(160,000)	(160,000)

As of March 31, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	138,141
Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

Effective August 1, 2008, DOCOMO abolished the fractional share system.

DOCOMO has not issued shares other than shares of its common stock.

The general meeting of shareholders approved stock repurchase plans as follows:

Date of the general meeting of shareholders	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
June 19, 2007	June 20, 2007 – June 19, 2008	1,000,000	¥200,000
June 20, 2008	June 21, 2008 – June 20, 2009	900,000	150,000
The meeting of the board of directors approved stock repurchase plans as follows:
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
November 9, 2009	November 10, 2009 – November 30, 2009	160,000	¥20,000
December 17, 2010	December 20, 2010 – January 28, 2011	160,000	20,000

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate number and price of shares repurchased for the years ended March 31, 2009, 2010 and 2011 were as follows:

Year ended March 31,	Shares	Millions of yen
2009	868,120	¥136,846
2010	154,065	20,000
2011	138,141	20,000

Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the board of directors	Shares	Millions of yen
March 26, 2009	920,000	¥163,526
March 26, 2010	160,000	27,936
March 28, 2011	140,000	24,195

Accumulated other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss), net of applicable taxes, were as follows:

	Millions of yen
	Unrealized holding gains (losses) on available-for-sale securities	Change in fair value of derivative instruments	Foreign currency translation adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
As of March 31, 2008	¥(2,502)	¥75	¥14,599	¥(11,762)	¥410
2009 change	(1,610)	(125)	(47,586)	(16,778)	(66,099)

As of March 31, 2009	¥(4,112)	¥(50)	¥(32,987)	¥(28,540)	¥(65,689)
2010 change	15,096	(63)	5,852	7,425	28,310

As of March 31, 2010	¥10,984	¥(113)	¥(27,135)	¥(21,115)	¥(37,379)
2011 change	(5,293)	4	(27,854)	(6,433)	(39,576)

As of March 31, 2011	¥5,691	¥(109)	¥(54,989)	¥(27,548)	¥(76,955)

The amount of taxes applied to the items in “Accumulated other comprehensive income (loss)” is described in Note 16.

11. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥100,793 million, ¥109,916 million and ¥109,108 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included in “Selling, general and administrative” expenses and amounted to ¥54,986 million, ¥54,114 million and ¥54,984 million for the years ended March 31, 2009, 2010 and 2011, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Net realized gains (losses) on dispositions of investments in affiliates	¥—	¥(26)	¥95
Net realized gains on dispositions of marketable securities and other investments	110	693	453
Other-than-temporary impairment loss on marketable securities and other investments	(57,812)	(4,007)	(13,424)
Foreign exchange gains (losses), net	(851)	(615)	(1,575)
Rental revenue received	2,144	2,524	1,804
Dividends income	2,951	4,652	4,819
Penalties and compensation for damages	4,161	2,204	1,605
Other, net	1,267	259	449

Total	¥(48,030)	¥5,684	¥(5,774)

13. Related party transactions:

As previously described, DOCOMO is majority-owned by NTT, which is a holding company for more than 700 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliated companies in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. During the years ended March 31, 2009, 2010 and 2011, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥70,840 million, ¥72,928 million ¥76,214 million, respectively.

DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE, of which DOCOMO owned 2.9% as of March 31, 2011. Accordingly, NTT FINANCE is a related party of DOCOMO. Under the terms of the contracts, excess cash generated at DOCOMO are bailed to NTT FINANCE and NTT FINANCE manages the funds on behalf of DOCOMO. DOCOMO can withdraw the funds upon its demand and receives relevant interests from NTT FINANCE. The funds are accounted for as “Cash and cash equivalents,” “Short-term investments,” or “Other assets” depending on the initial contract periods.

The balance of bailment was ¥110,000 million as of March 31, 2010. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥20,000 million and “Short-term investments” of ¥90,000 million in the consolidated balance sheet as of March 31, 2010. The contracts had remaining terms to maturity ranging up to 4 months with an average interest rate of 0.3% per annum as of March 31, 2010.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of bailment was ¥70,000 million as of March 31, 2011. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥50,000 million and “Other assets” of ¥20,000 million in the consolidated balance sheet as of March 31, 2011. The contracts had remaining terms to maturity ranging up to 2 years and 9 months with an average interest rate of 0.3% per annum as of March 31, 2011.

The average balance of the contracts of bailment expired during the year ended March 31, 2009, 2010 and 2011 was ¥48,778 million, ¥15,616 million and ¥82,959 million, respectively. The recorded amounts of interest income derived from the contracts were ¥270 million, ¥75 million and ¥171 million for the years ended March 31, 2009, 2010 and 2011, respectively.

14. Segment reporting:

DOCOMO’s management uses the following segment financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

DOCOMO has two operating segments. The mobile phone business segment includes Xi services, FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012. The “Corporate” column in the tables below is not an operating segment but is included to reflect the recorded amounts of common assets which are not allocated to any operating segment.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets by segment are not included in the management reports, however, they are included herein only for the purpose of disclosure. Depreciation and amortization is shown separately, as well as included as part of operating expenses. Corporate assets primarily include cash, securities and investments in affiliates. DOCOMO allocates amounts of asset and related depreciation and amortization to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets of each segment. Capital expenditures in the “Corporate” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

	Millions of yen
Year ended March 31, 2009	Mobile phone business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,381,254	¥66,726	¥—	¥4,447,980
Operating expenses	3,525,967	91,054	—	3,617,021

Operating income (loss)	¥855,287	¥(24,328)	¥—	¥830,959

Other income (expense)				¥(50,486)

Income before income taxes and equity in net income (losses) of affiliates				¥780,473

Other significant non-cash item:
Point program expense	¥111,062	¥3,663	¥—	¥114,725

Total assets	¥4,960,000	¥139,617	¥1,388,603	¥6,488,220

Depreciation and amortization	¥796,807	¥7,352	¥—	¥804,159

Capital expenditures	¥601,307	¥—	¥136,299	¥737,606

	Millions of yen
Year ended March 31, 2010	Mobile phone business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,167,704	¥116,700	¥—	¥4,284,404
Operating expenses	3,322,064	128,095	—	3,450,159

Operating income (loss)	¥845,640	¥(11,395)	¥—	¥834,245

Other income (expense)				¥1,912

Income before income taxes and equity in net income (losses) of affiliates				¥836,157

Other significant non-cash item:
Point program expense	¥134,954	¥7,266	¥—	¥142,220

Total assets	¥4,949,025	¥259,283	¥1,548,467	¥6,756,775

Depreciation and amortization	¥691,851	¥9,295	¥—	¥701,146

Capital expenditures	¥556,829	¥—	¥129,679	¥686,508

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2011	Mobile phone business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,090,659	¥133,614	¥—	¥4,224,273
Operating expenses	3,233,925	145,619	—	3,379,544

Operating income (loss)	¥856,734	¥(12,005)	¥—	¥844,729

Other income (expense)				¥(9,391)

Income before income taxes and equity in net income (losses) of affiliates				¥835,338

Other significant non-cash item:
Point program expense	¥118,576	¥8,271	¥—	¥126,847

Total assets	¥4,843,925	¥286,338	¥1,661,330	¥6,791,593

Depreciation and amortization	¥682,029	¥11,034	¥—	¥693,063

Capital expenditures	¥520,770	¥4,759	¥142,947	¥668,476

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2009, 2010 and 2011.

Revenues from external customers for each similar product and service were as follows:

	Millions of yen
Year ended March 31,	2009	2010	2011
Operating Revenues:
Wireless services	¥3,841,082	¥3,776,909	¥3,746,869
Cellular services revenues	3,661,283	3,499,452	3,407,145
—Voice revenues	2,149,617	1,910,499	1,712,218
Including: FOMA services	1,877,835	1,785,518	1,658,863
—Packet communications revenues	1,511,666	1,588,953	1,694,927
Including: FOMA services	1,449,440	1,558,284	1,679,840
Other revenues	179,799	277,457	339,724
Equipment sales	606,898	507,495	477,404

Total operating revenues	¥4,447,980	¥4,284,404	¥4,224,273

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2010 and 2011. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

	Millions of yen
	2010	2011
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥186,177	¥190,368
Service cost	9,204	9,244
Interest cost	3,979	3,894
Actuarial (gain) loss	592	1,586
Transfer of liability from defined benefit pension plans of the NTT group	215	328
Other	151	7
Benefit payments	(9,950)	(9,363)

Projected benefit obligation, end of year	¥190,368	¥196,064

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥67,040	¥77,070
Actual return on plan assets	9,864	(1,407)
Employer contributions	2,680	5,053
Transfer of plan assets from defined benefit pension plans of the NTT group	49	77
Benefit payments	(2,563)	(2,980)

Fair value of plan assets, end of year	¥77,070	¥77,813

At March 31:
Funded status	¥(113,298)	¥(118,251)

The amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Liability for employees’ retirement benefits	¥(113,332)	¥(118,290)
Prepaid pension cost	34	39

Net amount recognized	¥(113,298)	¥(118,251)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Actuarial gains (losses), net	¥(39,052)	¥(42,262)
Prior service cost	14,518	12,611
Transition obligation	(1,060)	(935)

Total	¥(25,594)	¥(30,586)

The accumulated benefit obligation for the Defined benefit pension plans was ¥184,555 million and ¥190,067 million as of March 31, 2010 and 2011, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥190,346	¥196,025
Fair value of plan assets	77,014	77,735
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥184,532	¥190,028
Fair value of plan assets	77,014	77,735

The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Service cost	¥9,216	¥9,204	¥9,244
Interest cost on projected benefit obligation	4,058	3,979	3,894
Expected return on plan assets	(2,116)	(1,649)	(1,714)
Amortization of prior service cost	(1,907)	(1,907)	(1,907)
Amortization of actuarial gains and losses	1,192	2,190	1,497
Amortization of transition obligation	127	125	125

Net periodic pension cost	¥10,570	¥11,942	¥11,139

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥16,136	¥(7,623)	¥4,707
Amortization of prior service cost	1,907	1,907	1,907
Amortization of actuarial gains and losses	(1,192)	(2,190)	(1,497)
Amortization of transition obligation	(127)	(125)	(125)

Total recognized in “Accumulated other comprehensive income (loss)”	¥16,724	¥(8,031)	¥4,992

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥27,294 million, ¥3,911 million and ¥16,131 million for the years ended March 31, 2009, 2010 and 2011, respectively.

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the year ending March 31, 2012 is ¥1,644 million, ¥125 million and ¥(1,907) million, respectively.

The assumptions used in determination of the pension plans’ projected benefit obligations as of March 31, 2010 and 2011 were as follows:

	2010	2011
Discount rate	2.1%	2.0%
Long-term rate of salary increases	2.2	2.9

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Discount rate	2.3%	2.2%	2.1%
Long-term rate of salary increases	2.2	2.2	2.2
Expected long-term rate of return on plan assets	2.5	2.5	2.3

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2010 and 2011. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2010
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥443	¥443	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,332	19,273	2,059	—
Domestic corporate bonds	7,147	—	7,147	—
Foreign government bonds	6,518	6,043	475	—
Foreign corporate bonds	381	21	308	52
Equity securities
Domestic stocks	19,610	19,346	264	—
Foreign stocks	9,916	9,916	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	755	—	755	—
Domestic equity securities	1,244	—	1,244	—
Foreign debt securities	366	—	366	—
Foreign equity securities	861	—	861	—
Life insurance company general accounts	6,715	—	6,715	—
Other	1,782	(0)	(0)	1,782

Total	¥77,070	¥55,042	¥20,194	¥1,834

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥866	¥866	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,852	20,258	1,594	—
Domestic corporate bonds	8,023	—	8,023	—
Foreign government bonds	9,556	9,067	489	—
Foreign corporate bonds	455	89	354	12
Equity securities
Domestic stocks	16,873	16,849	24	—
Foreign stocks	7,515	7,515	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	966	—	966	—
Domestic equity securities	997	—	997	—
Foreign debt securities	632	—	632	—
Foreign equity securities	583	—	583	—
Life insurance company general accounts	7,528	—	7,528	—
Other	1,967	(0)	(2)	1,969

Total	¥77,813	¥54,644	¥21,188	¥1,981

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

Other

Other includes fund of hedge funds and pension investment trust beneficiary rights. Fair value measured by inputs derived from unobservable data provided by financial institutions is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2011 was: domestic bonds, 41.5%; domestic stocks, 23.0%; foreign bonds, 15.0%; foreign stocks, 10.0%; and life insurance company general accounts, 10.5%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2010 and 2011, securities owned by the Defined benefit pension plans as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥543 million (0.7% of total plan assets) and ¥515 million (0.7% of total plan assets), respectively.

DOCOMO expects to contribute ¥5,140 million to the Defined benefit pension plans in the year ending March 31, 2012.

The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen
2012	¥10,630
2013	11,069
2014	11,639
2015	11,873
2016	13,083
2017-2021	68,081

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥13,627 million, ¥14,425 million and ¥14,703 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2010 and 2011 represented approximately 10.8% and 11.0% of the total members.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2010 and 2011. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2010 and 2011.

	Millions of yen
	2010	2011
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥83,473	¥88,714
Service cost	3,216	3,256
Interest cost	1,798	1,849
Actuarial (gain) loss	2,160	4,527
Internal adjustment due to transfer of employees within the NTT group	(734)	(445)
Benefit payments	(1,199)	(1,485)

Projected benefit obligation, end of year	¥88,714	¥96,416

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥56,302	¥63,599
Actual return on plan assets	7,783	(930)
Employer contributions	800	803
Employee contributions	411	413
Internal adjustment due to transfer of employees within the NTT group	(498)	(341)
Benefit payments	(1,199)	(1,485)

Fair value of plan assets, end of year	¥63,599	¥62,059

At March 31:
Funded status	¥(25,115)	¥(34,357)

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Actuarial gains (losses), net	¥(11,288)	¥(18,002)
Prior service cost	1,426	1,069

Total	¥(9,862)	¥(16,933)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥71,285 million and ¥76,553 million at March 31, 2010 and 2011, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥88,714	¥96,416
Fair value of plan assets	63,599	62,059
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥71,243	¥76,497
Fair value of plan assets	63,554	61,997

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Service cost	¥3,132	¥3,216	¥3,256
Interest cost on projected benefit obligation	1,790	1,798	1,849
Expected return on plan assets	(1,613)	(1,402)	(1,583)
Amortization of prior service cost	(357)	(357)	(357)
Amortization of actuarial gains and losses	97	874	326
Contribution from employees	(416)	(411)	(413)

Net periodic pension cost	¥2,633	¥3,718	¥3,078

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥11,259	¥(4,221)	¥7,040
Amortization of prior service cost	357	357	357
Amortization of actuarial gains and losses	(97)	(874)	(326)

Total recognized in “Accumulated other comprehensive income (loss)”	¥11,519	¥(4,738)	¥7,071

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥14,152 million, ¥(1,020) million and ¥10,149 million for the years ended March 31, 2009, 2010 and 2011, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the year ending March 31, 2012 is ¥1,024 million and ¥(357) million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2010 and 2011 were as follows:

	2010	2011
Discount rate	2.1%	2.0%
Long-term rate of salary increases	3.4	3.3

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Discount rate	2.3%	2.2%	2.1%
Long-term rate of salary increases	2.6	2.6	3.4
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2010 and 2011. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2010
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥93	¥93	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	16,669	14,985	1,684	—
Domestic corporate bonds	16,732	—	16,732	—
Foreign government bonds	3,846	3,523	323	—
Foreign corporate bonds	198	18	102	78
Equity securities
Domestic stocks	12,304	12,135	169	—
Foreign stocks	5,853	5,853	0	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,490	—	1,490	—
Domestic equity securities	1,019	—	1,019	—
Foreign debt securities	595	—	595	—
Foreign equity securities	648	—	648	—
Life insurance company general accounts	3,656	—	3,656	—
Other	496	—	(0)	496

Total	¥63,599	¥36,607	¥26,418	¥574

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥(246)	¥(246)	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	10,459	9,301	1,158	—
Domestic corporate bonds	15,507	—	15,507	—
Foreign government bonds	4,991	4,731	260	—
Foreign corporate bonds	163	22	141	—
Equity securities
Domestic stocks	14,849	14,809	40	—
Foreign stocks	8,574	8,574	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	814	—	814	—
Domestic equity securities	1,545	—	1,545	—
Foreign debt securities	581	—	581	—
Foreign equity securities	667	—	667	—
Life insurance company general accounts	3,745	—	3,745	—
Other	410	—	0	410

Total	¥62,059	¥37,191	¥24,458	¥410

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and a principal and they are all classified as Level 2.

Other

Other includes loans to employees and lease receivables. Fair value measured by inputs derived from unobservable data provided by financial institutions is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2011 was: domestic bonds, 44.3%; domestic stocks, 25.0%; foreign bonds, 10.0%; foreign stocks, 15.0%; and life insurance company general accounts, 5.7%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

As of March 31, 2010 and 2011, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥5,375 million (0.6% of total plan assets) and ¥6,974 million (0.8% of total plan assets), respectively.

DOCOMO expects to contribute ¥786 million to the NTT CDBP in the year ending March 31, 2012.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2012	¥1,519
2013	1,881
2014	2,063
2015	2,226
2016	2,381
2017-2021	13,474

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

Total income taxes for the years ended March 31, 2009, 2010 and 2011 comprised the following:

	Millions of yen
	2009	2010	2011
Income from continuing operations before equity in net income (losses) of affiliates	¥308,400	¥338,197	¥337,837
Equity in net income (losses) of affiliates	(567)	(1,270)	(5,031)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(20,875)	9,109	(8,509)
Less: Reclassification of realized gains and losses included in net income	19,786	1,335	4,827
Change in fair value of derivative instruments	(3)	(43)	2
Less: Reclassification of realized gains and losses included in net income	(84)	—	—
Foreign currency translation adjustment	(20,991)	3,082	(12,523)
Less: Reclassification of realized gains and losses included in net income	(7)	(24)	245
Pension liability adjustment:
Actuarial gains (losses) arising during period, net	(11,229)	4,702	(4,388)
Prior service cost arising during period, net	—	—	33
Less: Amortization of prior service cost	(923)	(923)	(928)
Less: Amortization of actuarial gains and losses	550	1,280	788
Less: Amortization of transition obligation	56	55	61

Total income taxes	¥274,113	¥355,500	¥312,414

Substantially all income or loss before income taxes and income tax expense (benefit) are domestic.

For the years ended March 31, 2009, 2010 and 2011, DOCOMO and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the years ended March 31, 2009, 2010 and 2011 were 40.8%. The effective income tax rate for the years ended March 31, 2009, 2010 and 2011 was 39.5%, 40.4% and 40.4%, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference of the effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2009	2010	2011
Statutory income tax rate	40.8%	40.8%	40.8%
Expenses not deductible for tax purposes	0.2	0.1	0.1
Tax credit for special tax treatment	(0.8)	(0.8)	(0.8)
Tax refund of interest and penalties previously paid	(0.8)	—	—
Other	0.1	0.3	0.3

Effective income tax rate	39.5%	40.4%	40.4%

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Deferred tax assets:
Accrued liabilities for loyalty programs	¥110,700	¥116,137
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	91,105	93,924
Liability for employees’ retirement benefits	55,881	61,191
Deferred revenues regarding “Nikagetsu Kurikoshi” (2-month carry-over)	29,451	28,453
Foreign currency translation adjustment	11,266	23,543
Investments in affiliates	9,574	19,342
Marketable securities and other investments	11,694	15,322
Compensated absences	12,758	12,730
Accrued enterprise tax	13,903	12,513
Accrued bonus	7,287	7,377
Asset retirement obligations	3,670	6,373
Inventories	8,989	4,409
Accrued commissions to agent resellers	4,600	4,355
Other	19,115	23,491

Sub-total deferred tax assets	¥389,993	¥429,160
Less: Valuation allowance	(1,257)	(2,338)

Total deferred tax assets	¥388,736	¥426,822

Deferred tax liabilities:
Identifiable intangible assets	¥4,135	¥5,503
Unrealized holding gains on available-for-sale securities	7,610	3,927
Property, plant and equipment due to differences in capitalized interest	3,066	2,358
Other	753	1,650

Total deferred tax liabilities	¥15,564	¥13,438

Net deferred tax assets	¥373,172	¥413,384

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2010 and 2011 were as follows:

	Millions of yen
	2010	2011
Deferred tax assets (Current assets)	¥100,545	¥83,609
Deferred tax assets (Non-current investments and other assets)	274,048	331,633
Other current liabilities	—	—
Other long-term liabilities	(1,421)	(1,858)

Total	¥373,172	¥413,384

As of and for the years ended March 31, 2009, 2010 and 2011, DOCOMO had no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the years ended March 31, 2009, 2010 and 2011 are immaterial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not all of the deferred tax assets, less valuation allowances, will be realized, however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2010.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

17. Commitments and contingencies:

Leases—

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases at March 31, 2010 and 2011 were as follows:

	Millions of yen
Class of property	2010	2011
Machinery, vessels and tools	¥11,269	¥13,360
Less: Accumulated depreciation and amortization	(7,777)	(8,802)

Total	¥3,492	¥4,558

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2011 were as follows:

Year ending March 31,	Millions of yen
2012	¥4,355
2013	2,246
2014	1,229
2015	682
2016	255
Thereafter	37

Total minimum lease payments	8,804
Less: Amount representing interest	(464)

Present value of net minimum lease payments	8,340
Less: Amounts representing estimated executory costs	(1,043)

Net minimum lease payments	7,297
Less: Current obligation	(3,663)

Long-term capital lease obligations	¥3,634

The above obligations are classified as part of other current and long-term liabilities as appropriate.

The minimum rent payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2011 were as follows:

Year ending March 31,	Millions of yen
2012	¥2,874
2013	2,144
2014	1,780
2015	1,642
2016	1,592
Thereafter	10,015

Total minimum rent payments	¥20,047

Total rent expense for all operating leases except those with terms of 1 month or less that were not renewed for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Millions of yen
	2009	2010	2011
Rent expense	¥67,954	¥68,673	¥62,666

Litigation—

DOCOMO is involved in litigation and claims arising in the ordinary course of business and at least quarterly reviews them. DOCOMO believes that no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2011 were ¥28,890 million (of which ¥4,222 million are with related parties) for property, plant and equipment, ¥23,827 million (of which none are with related parties) for inventories and ¥22,117 million (of which ¥387 million are with related parties) for the other purchase commitments.

Loan commitments—

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2010 and 2011 were ¥93,049 million and ¥105,030 million, respectively.

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

18. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2010 and 2011 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,631	¥46,631	¥—	¥—
Equity securities (foreign)	71,128	71,128	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,763	117,763	—	—

Derivatives
Interest rate swap agreements	1,232	—	1,232	—

Total derivatives	1,232	—	1,232	—

Total assets	¥118,995	¥117,763	¥1,232	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥154	¥—	¥154	¥—
Foreign currency option contracts	1,859	—	1,859	—

Total derivatives	2,013	—	2,013	—

Total liabilities	¥2,013	¥—	¥2,013	¥—

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Financial instruments:

(1) Risk management

The fair values of DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative instruments such as interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts as needed. The financial instruments are executed with creditworthy financial institutions and DOCOMO’s management believes that there is little risk of default by these counterparties. DOCOMO sets and follows internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts.

(2) Fair value of financial instruments

Financial instruments—

Carrying amounts of “Cash and cash equivalents”, “Short-term investments”, “Accounts receivable”, “Credit card receivables”, “Accounts payable, trade” and certain other financial instruments approximate their fair values except the items separately referred to below.

Long-term debt including current portion—

The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2010 and 2011 were as follows:

Millions of yen
2010		2011
Carrying amount	Fair value	Carrying amount	Fair value
¥ 610,269	¥621,966	¥428,102	¥438,483

Derivative instruments—

(i) Fair value hedge

DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO designated these derivatives as fair value hedges utilizing the short-cut method, which permits an assumption of no ineffectiveness if the key terms of these derivatives and those of certain hedged debt are identical.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contract amount and fair value of the interest rate swap agreement as of March 31, 2010 and 2011 were as follows:

			Millions of yen
Contract Term (in the year ended/ending March 31,)	Weighted average rate per annum		2010
	Receive fixed	Pay floating	Contract Amount	Fair value
2004-2012	1.5%	0.7%	¥235,800	¥3,297

Contract Term (in the year ended/ending March 31,)			Millions of yen
	Weighted average rate per annum		2011
	Receive fixed	Pay floating	Contract Amount	Fair value
2004-2012	1.6%	0.7%	¥165,800	¥1,232

The interest rate swap agreements have remaining terms to maturity ranging from 6 months to 9 months.

(ii) Derivatives not designated as hedging instruments

DOCOMO had foreign exchange forward contracts and foreign currency option contracts to hedge currency exchange risk associated with foreign currency assets and liabilities. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2010 and 2011 were as follows:

	Millions of yen
Instruments	2010	2011
Foreign exchange risk management
Foreign exchange forward contracts Foreign currency option contracts	¥4,478 21,285	¥4,296 15,143

Total	¥25,763	¥19,439

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2010 and 2011, recorded in the accompanying consolidated balance sheets, were as follows:

Asset derivatives

	Locations	Millions of yen
Instruments		2010	2011
Derivatives designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other current assets	¥630	¥1,232
	Other assets	2,667	—

Total		¥3,297	¥1,232

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liability derivatives

	Locations	Millions of yen
Instruments		2010	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥108	¥154
Foreign currency option contracts	Other current liabilities	404	724
	Other long-term liabilities	1,148	1,135

Total		¥1,660	¥2,013

The fair values of derivative instruments were measured using valuation provided by financial institutions based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2010 and 2011.

(iv) The effect on the consolidated statements of income and comprehensive income

The locations and gain (loss) amounts of the derivative instruments for the years ended March 31, 2009, 2010 and 2011, recognized in the accompanying consolidated statements of income and comprehensive income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2009	2010	2011
Derivatives in fair value hedging relationships
Interest rate swap agreements	Other, net*	¥(78)	¥(136)	¥(2,065)

Total		¥(78)	¥(136)	¥(2,065)

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2009	2010	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other, net*	¥(1,090)	¥67	¥(517)
Non-deliverable forward contracts (NDF)	Other, net*	(4,050)	16	71
Foreign currency option contracts	Other, net*	—	(565)	(1,059)

Total		¥(5,140)	¥(482)	¥(1,505)

*	“Other, net” was included in “Other income (expense)”.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v) Contingent features in derivatives

As of March 31, 2011, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other—

Information regarding “Investments in affiliates” and “Marketable securities and other investments” is disclosed in Notes 5 and 6, respectively.

20. Financing receivables:

DOCOMO has financing receivables including installment receivables and credit card receivables. Installment receivables arise from providing funds for the subscribers’ handset purchase from agent resellers. Credit card receivables arise from usage of credit services by the customers. These receivables generally do not bear interest.

DOCOMO appropriately extends credit to customers upon these transactions and manages credit risks. When entering into installment payment or credit card contracts, DOCOMO performs credit check and manage the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short, generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of its customers utilize automated payment system to make cash payments, which mitigates the risk of uncollected receivables significantly. Despite a downturn in the economy in recent years, historical losses have not been significant. Due to the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its business is low.

Allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy. When it is determined that there is little possibility of collection based on the debtor’s solvency, such receivables are written off. Since DOCOMO appropriately extends credits, manages credit risks and writes off uncollectible receivables, the amount of past due receivables is not significant.

Financing receivables and related allowance for doubtful accounts as of March 31, 2011 were as follows:

	Millions of yen
	2011
	Installment receivables	Credit card receivables	Other	Total
Allowance for doubtful accounts:
Ending balance at March 31, 2011	¥4,504	¥3,085	¥231	¥7,820

Ending balance: collectively evaluated for impairment	4,504	3,085	43	7,632
Ending balance: individually evaluated for impairment	—	—	188	188
Financing receivables:
Ending balance at March 31, 2011	¥303,124	¥160,446	¥7,463	¥471,033

Ending balance: collectively evaluated for impairment	303,124	160,446	7,275	470,845
Ending balance: individually evaluated for impairment	—	—	188	188

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2009, 2010 and 2011

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions*	Balance at end of year
2009
Allowance for doubtful accounts	¥16,501	¥9,898	¥(9,977)	¥16,422
2010
Allowance for doubtful accounts	¥16,422	¥13,990	¥(10,732)	¥19,680
2011
Allowance for doubtful accounts	¥19,680	¥13,745	¥(14,286)	¥19,139
* Amounts written off.

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions	Balance at end of year
2009
Valuation allowance for deferred tax assets	¥348	¥103	¥(0)	¥451
2010
Valuation allowance for deferred tax assets	¥451	¥806	¥(0)	¥1,257
2011
Valuation allowance for deferred tax assets	¥1,257	¥1,090	¥(9)	¥2,338

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ RYUJI YAMADA
Ryuji Yamada
President and Chief Executive Officer

Date: June 23, 2011