Form 20-F/A
period 2011-03-31
NTT DOCOMO INC
filed 2011-07-15
CIK 1166141

As filed with the Securities and Exchange Commission on July 15, 2011

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation)
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation) *
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)
11.1	Code of Ethics **
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

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

Date: July 15, 2011