Form 20-F
period 2012-03-31
NTT DOCOMO INC
filed 2012-07-05
CIK 1166141

As filed with the Securities and Exchange Commission on July 5, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Yuko Nakamura or Ayano Tamada, Investor Relations

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

As of March 31, 2012, 41,467,601 shares of common stock were outstanding, comprised of 41,232,107 shares and 23,549,400 ADSs (equivalent to 235,494 shares).

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

3.	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

5.	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

12.	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently adversely affect our financial condition and results of operations.

13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could have a material impact on our actual results are set forth in Item 3.D. and elsewhere in this annual report.

PART I

As used in this annual report, references to “DOCOMO,” “the Company,” “we,” “our,” “our group” and “us” are to NTT DOCOMO, INC. and its subsidiaries except as the context otherwise requires.

“The year ended March 31, 2012” refers to our fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the years ended March 31, 2008 through 2012. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2011 and 2012, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2010 through 2012, and Notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2008	2009	2010	2011	2012
Income Statement Data
Operating revenues:
Wireless services	¥4,165,234	¥3,841,082	¥3,776,909	¥3,746,869	¥3,741,114
Equipment sales	546,593	606,898	507,495	477,404	498,889

Total	4,711,827	4,447,980	4,284,404	4,224,273	4,240,003
Operating expenses	3,903,515	3,617,021	3,450,159	3,379,544	3,365,543

Operating income	808,312	830,959	834,245	844,729	874,460
Other income (expense)	(7,624)	(50,486)	1,912	(9,391)	2,498

Income before income taxes and equity in net income (losses) of affiliates	800,688	780,473	836,157	835,338	876,958
Income taxes	322,955	308,400	338,197	337,837	402,534

Income before equity in net income (losses) of affiliates	477,733	472,073	497,960	497,501	474,424
Equity in net income (losses) of affiliates, net of applicable taxes (1)(2)	13,553	(672)	(852)	(5,508)	(13,472)
Net Income	491,286	471,401	497,108	491,993	460,952
Less: Net (income) loss attributable to noncontrolling interests	(84)	472	(2,327)	(1,508)	2,960

Net income attributable to NTT DOCOMO, INC.	¥491,202	¥471,873	¥494,781	¥490,485	¥463,912

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC.	¥11,391	¥11,172	¥11,864	¥11,797	¥11,187
Dividends declared and paid per share	¥4,400	¥4,800	¥5,000	¥5,200	¥5,400
Dividends declared and paid per share (3)	$44.07	$48.41	$53.53	$62.83	$65.53
Weighted average common shares Outstanding—Basic and Diluted (shares)	43,120,586	42,238,715	41,705,738	41,576,859	41,467,601
Balance Sheet Data
Working capital (4)	¥533,465	¥679,293	¥872,816	¥1,032,131	¥1,204,258
Total property, plant and equipment, net	2,834,607	2,691,485	2,607,590	2,523,319	2,536,297
Total assets	6,210,834	6,488,220	6,756,775	6,791,593	6,948,082
Total debt (5)	478,464	639,233	610,347	428,378	256,680
Total liabilities	1,933,050	2,144,912	2,094,329	1,913,999	1,839,311
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity	4,276,496	4,341,585	4,635,877	4,850,436	5,062,527
Total Equity	4,277,784	4,343,308	4,662,446	4,877,594	5,108,771
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	830,784	847,463	733,881	720,999	708,838
Net cash provided by operating activities	1,560,140	1,173,677	1,182,818	1,287,037	1,110,559
Net cash used in investing activities	(758,849)	(1,030,983)	(1,163,926)	(455,370)	(974,585)
Net cash used in financing activities	(497,475)	(182,441)	(260,945)	(421,969)	(378,616)
Margins (percent of operating revenues):
Operating income margin	17.2%	18.7%	19.5%	20.0%	20.6%
Net income margin	10.4%	10.6%	11.5%	11.6%	10.9%

(1)	Includes impairment of investments in affiliates. See Note 5 of Notes to Consolidated Financial Statements.
(2)	Net of applicable taxes of ¥(9,257) million, ¥567 million, ¥1,270 million, ¥5,031 million and ¥10,736 million in the years ended March 31, 2008, 2009, 2010, 2011 and 2012 respectively.
(3)	The dividends per share were translated into U.S. dollars at the relevant record date.
(4)	Working capital was computed by subtracting total current liabilities from total current assets.
(5)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average *	Period-end
2008	123.39	99.85	113.61	99.85
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41

Calendar Year 2011
December	78.13	76.98	77.80	76.98

Calendar Year 2012
January	78.13	76.28	76.96	76.34
February	81.10	76.11	78.47	81.10
March	83.78	80.86	82.47	82.41
April	82.62	79.81	81.25	79.81
May	80.36	78.29	79.67	78.29
June (through June 8, 2012)	79.67	78.21	78.89	79.47

*	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

Market changes, such as the introduction of Mobile Number Portability (“MNP”), the development of appealing handsets, and the emergence of new service providers, are resulting in increasing competition from other service providers in the telecommunications industry. For example, other mobile service providers have introduced handsets that keep up with the needs and desires of customers, including handsets that support high-speed services and music/video playback, new services such as music and video distribution services, and flat-rate services for voice communications and e-mail, as well as installment sales methods for devices. There are also providers that offer services related to the convergence of fixed and mobile services, such as aggregated point programs, services offering free calls between fixed-line and mobile phones and discounts for combining fixed line and mobile services, and if services that are highly convenient for customers are offered in the future, the Company, which is subject to regulatory constraints, may be limited in its ability to respond in a timely and suitable manner. Furthermore, if other providers offer handsets that are more appealing than our own handset lineup, we may be unable to respond in a timely and suitable manner. At the same time, competition may increase, resulting from the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones (including services used by applications that run on our smartphones and tablets), high-speed broadband Internet service, digital broadcasting, public wireless LAN, and so on or convergence of these services.

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators, such as saturation in the Japanese mobile communications market, changes to business and market structures due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs* and competitors from other industries, changes in the regulatory environment, and increased rate competition. With the use of open platform devices like smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones, and it is possible that those businesses, etc. may eventually launch services that are more convenient for customers, and further intensify rate competition.

Under these circumstances, the number of net new subscriptions we acquire may continue to decline in the future and may not reach the number we expect. Also, in addition to difficulty acquiring new subscriptions, we may not be able to maintain existing subscriptions at expected levels due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various rate revisions. For example, in March 2011 we introduced “Pake-hodai FLAT” and “Pake-hodai double 2,” our new packet flat-rate services suitable for customers who use a rich variety of content on devices like smartphones and tablets; and in November 2011 we introduced the “Xi Kake-hodai” flat-rate domestic voice service among our subscribers and the “Xi Pake-hodai FLAT” and “Xi Pake-hodai double” packet flat-rate services for “Xi” subscribers. However, we cannot be certain that these measures will enable us to acquire new and maintain existing subscriptions. Also, although we forecast some decline in ARPU as a result of these rate revisions, if the subscription ratio for various discount services or the trend in migration to flat-rate services are not in line with our expectations, our ARPU may decrease more than our forecast. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. These foregoing factors may have a material adverse effect on our financial condition and operating results.

*	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.

Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

We view increases in revenue as an important factor to our future growth, for instance, the increasing of revenues by promoting the use of i-mode services, smartphone services such as sp-mode, dmenu, dmarket and mobile services such as i-concier, and encouraging the more widespread use of FOMA and Xi services, as well as the expansion of their associated data communications. Also important is increasing revenues through initiatives that create new value by converging mobile services and various businesses and services such as media/content, finance/payment, commerce, medical/healthcare, Machine-to-Machine (“M2M”) and environment/ecology with the aim of transforming into an “integrated services company placing mobile at the core.” However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

Furthermore, if market growth slows or the market shrinks, the services, forms of usage, and sales methods provided by us may not develop sufficiently, which could affect our financial conditions and limit our growth. In particular, we cannot be certain as to whether or not the following can be achieved:

•

To develop the cooperative relationships as anticipated with the partners needed to provide the services and/or forms of usage that we offer, with the software vendors who provide the operating systems and applications necessary to promote the use of smartphone and other services, with content providers, and with stores that have installed equipment capable of handling e-wallet transactions;

•	To provide planned new services and forms of usage as scheduled and keep costs needed for the deployment and expansion of such services within budget;

•

The services, forms of usage, and installment sales and other methods that we offer and plan to offer will be attractive to current and potential subscribers and there will be sufficient demand for such services;

•

Manufacturers and content providers will steadily create and offer products including FOMA and Xi handsets, handsets compatible with services we provide, software such as the operating systems and applications necessary to encourage the use of smartphone services, as well as content in a timely fashion and at appropriate prices;

•

Our current and future mobile services and data communication services, including i-mode services, smartphone services such as sp-mode, dmenu, and dmarket, i-concier, and initiatives for new market creation through the convergence with various businesses, including financial and payment services such as DCMX, media/content services like NOTTV, commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd. will be attractive to existing and potential subscribers and achieve continued or new growth;

•

Demand in the market for mobile handset functionality will be as we envision, and as a result, our handset procurement costs will be reduced, which will enable us to offer our handsets at appropriate prices; and

•	To expand services with improved data communication speed enabled by LTE* and other technology as planned.

If the development of our new services or forms of use is limited, it may have a material adverse effect on our financial condition and results of operations.

*	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including rate regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Furthermore, in some cases, our group is subject to special regulations that are not imposed on other providers. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Regulations to accelerate competition in the handset area, such as SIM* unlocking regulations;

•

Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system (Government agencies are internally acting/examining the measures necessary to implement a spectrum auction system, such as presenting a bill to amend a portion of the Radio Act in 2012.);

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

•

Other measures, including competition safeguard measures directed toward us, NTT East and NTT West or the revision of the rules of access charge between operators to enhance competition, that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations, and systems inside and outside of Japan. For example, in response to an increase in the number of subscriptions or in the traffic volume per subscriber, we have proceeded with the enhancement of our telecommunications facilities in order to ensure and improve our service quality. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations. In July 2010 the Dodd–Frank Wall Street Reform and Consumer Protection Act was signed into law in the U.S. Based on this, the US Securities and Exchange Commission is slated to establish rules requiring listed companies that use minerals in their products to disclose whether such minerals come from the Democratic Republic of the Congo and adjoining countries. The implementation of these rules could have an adverse effect on our financial condition and operating results in the form of higher costs arising from expense of conducting the research needed for regulatory compliance or from an increase in the prices of materials that use such minerals.

Further still, in order to ensure new sources of revenue, we are pursuing initiatives to create new value through the convergence of mobile services with various services and industries, including media/content, finance/payment, commerce, medical/healthcare, M2M, environment/ecology and other fields through equity participation and partnerships. Therefore, we are vulnerable to impacts from laws, regulations and systems specific to new services, operations and areas of business, in addition to the laws, regulations and systems applicable to the mobile communications business. If such laws, regulations, or systems are implemented, they may work as constraints on our group's business operations, and this may have an adverse effect on our group’s financial condition and corporate performance.

It is difficult to predict with certainty if any proposed changes impacting the mobile telecommunications business, or if any other relevant laws, regulations or systems will be drafted, and if they are implemented, the extent to which our business will be affected. However, if any one or more of the above proposed changes impacting the mobile telecommunications business occurs, or if laws, regulations or systems are introduced, reformed, or become applicable to us, we may experience constraints on the provision of our mobile communication services, which may have an adverse effect on our financial condition and results of operations.

*	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

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

Although we are working to improve the efficiency of our spectrum use through technology such as LTE, including migration to LTE and other measures and to acquire additional spectrum, we may be unable to avoid a reduced quality of services.

In addition, due to the limited processing capacity of our base stations, switching facilities, and other equipment necessary for providing services, the quality of the services we provide may also decrease during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our networks significantly expands. Also, in relation to our FOMA and Xi services, due to the proliferation of smartphones and tablets as well as data communication devices for PCs, the growth in the number of service subscribers and subscriber traffic volume could sharply exceed our expectations. Furthermore, some of the software that runs on smartphones and tablets could result in greater use of control signals (the signals exchanged between devices and the network) in order to establish and terminate communications, and could therefore put a greater-than-anticipated burden on our facilities. If it becomes impossible to process such traffic using our existing equipment, service quality may deteriorate and the cost of investing in equipment to address these issues could increase.

If we are not able to address such problems sufficiently and in a timely manner, our ability to provide mobile communication services could be constrained and we could lose subscribers to our competitors; while at the same time, the cost of investing in equipment to address these issues could increase, and this could materially affect our financial condition and results of operations.

In the fiscal year ended March 2012 there were a series of service interruptions that arose due to failures in communications equipment such as the sp-mode system and packet switching equipment that were primarily caused by a rapid increase in data communications traffic and in the volume of control signals that accompanied the spread of smartphones. In light of this series of disruptions, we took measures to prevent a reoccurrence and conducted a thorough inspection of our communications network equipment. Along with verifying that our communications network is now stable, we are also working to address the increase in control signals and strengthen the foundation of our network to accommodate future smartphone traffic. However, should the number of subscribers, the volume of subscriber traffic, or the volume of control signals exhibit greater-than-anticipated growth in the future, or should there be other unforeseen circumstances, service quality could deteriorate, resulting in an adverse effect on our financial condition and operating results.

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

We are able to offer global roaming services on a worldwide basis on the condition that a sufficient number of other mobile service providers have adopted technologies and frequency bands that are compatible with those we use on our mobile communications systems. We expect that our overseas affiliates, strategic partners and many other mobile service providers will continue to use the technologies and the frequency bands that are compatible with ours, but there is no guarantee of this in the future.

If a sufficient number of mobile service providers do not adopt the technologies and the frequency bands that are compatible with ours, if mobile service providers switch to other technologies or frequency bands, or if there is a delay in the introduction and expansion of compatible technologies and frequency bands, we may not be able to offer international roaming or other services as expected, and we may not be able to offer our subscribers the convenience of overseas services.

Also, we cannot be sure that handset manufacturers or manufacturers of network equipment will be able to appropriately and promptly adjust their products if we need to change the handsets or network we currently use due to a change in the standard technology we adopt, resulting from the activities of standards organizations.

If such technologies and frequency bands compatible with those we have adopted do not develop as we expect and if we are not able to maintain or improve the quality of our overseas services, our financial condition and results of operations may be adversely affected.

Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

One of the major components of our strategy is to increase our corporate value through domestic and overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations overseas which we believe can assist us in achieving this objective. We are also promoting this strategy by investing in, entering into alliances with, and collaborating with domestic companies and investing in new business areas.

However, there can be no assurance that we will be able to maintain or enhance the value or performance of the past or future investments or joint ventures established, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. Our investments in new business areas outside of the mobile telecommunication business, such as broadcasting and home shopping, may be accompanied by uncertain factors beyond our expectations, as we have little experience in such new areas of business.

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

Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

Various functions are mounted on the mobile handsets we provide. Additionally, a large number of vendors, including our partners and other companies, provide services via the mobile handsets that we provide. If any problems arise due to the imperfection in a product or service provided by the Company or by another vendor such as technological problems in the handsets provided by us or by outside vendors or in software or systems, or if any other failures, defects, or losses arise, such problems could diminish our credibility or corporate image, lead to an increase in cancellations of subscriptions, or result in an increase in expenses for indemnity payments to subscribers, and our financial condition or results of operations may be affected. Furthermore in an effort to ensure new sources of revenue, we are pursuing initiatives to create new value through the convergence of mobile service with various other services and industries, including media/content, finance/payment, commerce, medical/healthcare, M2M and environment/ecology. Should problems arise due to the imperfection in such products or services, they could diminish our credibility or corporate image and our financial condition, or results of operations may be affected. Certain events may lead to a decrease in our credibility and corporate image, an increase in cancellations of subscriptions or increased costs. The following are possible examples of such events:

•	Malfunctions, defects or breakdowns in any of the various functions built into our handsets;

•	Malfunctions, defects, or failures in the software and systems necessary for the services we provide;

•	Malfunctions, defects, or failures in handsets or services originating from imperfection in services of other parties;

•	Leaks or losses of information, e-money, reward points, or content due to malfunctions, defects, or failures in handsets, software, or systems or imperfection in services of other parties;

•	Improper use of information, e-money, credit functions and reward points by third parties due to a loss or theft of handsets;

•	Improper access or misuse of customer information/data stored on handsets or servers, such as usage histories and balances, by a third party;

•	Inadequate and inappropriate management of e-money, credit functions, reward points, or other data by companies with which we make alliances or collaborate; or

•

Harm or losses to customers due to imperfection in products or services offered as part of our effort to create new value, such as defective or flawed products or services offered through an e-commerce business such as a home shopping service.

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

For example, there are cases of unsolicited bulk e-mails sent through our e-mail services, including i-mode mail, SMS and sp-mode mail. Despite our extensive efforts to address this issue caused by unsolicited bulk e-mails including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and suspending our services to companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and may damage our corporate image, leading to a reduction in the number of i-mode or sp-mode subscriptions.

Mobile phones have been used in crimes such as billing fraud. To combat these misuses of our services, and because voice-enabled pre-paid mobile phones are easier to use in criminal activities, we have introduced various measures such as stricter identification confirmation at points of purchase and terminated service for voice-enabled pre-paid mobile phones as of March 31, 2012. However, in the event that criminal usage increases, mobile phones may be regarded by society as a problem, which may lead to an increase in the cancellation of contracts.

In addition, problems arose from the fact that subscribers were charged fees for packet communication at higher levels than they were aware of as a result of using mobile phones without fully recognizing the increased volume and frequency of the use of packet communications as our handsets and services became more sophisticated. There have also been problems with high charges due to excessive use of paid content services and problems with accidents being caused by the use of mobile phones while operating automobiles and bicycles. Further, there are a variety of issues concerning the possession of mobile phones by children in elementary and junior high schools and discussions concerning whether our access restriction service to harmful web sites (“filtering service”), which applies generally to subscribers under 20 years of age in accordance with the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, is sufficient and accurate. These issues may similarly damage our corporate image.

We believe that we have properly addressed the social issues involving mobile phones. However, it is uncertain whether we will be able to continue to respond appropriately to those issues in the future. Should we fail to do so, we may experience an increase in the cancellation of existing subscriber contracts or fail to acquire new subscribers as expected, and this may affect our financial condition and results of operations.

Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

We possess information on numerous subscribers in telecommunications, credit, catalog sales and other businesses, and to appropriately and promptly address the Law Concerning the Protection of Personal Information, we have put in place comprehensive company-wide security management that includes thorough management of confidential information such as personal information, employee education, supervision of subcontractors and the strengthening technological security.

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

For us and our business partners to carry out our business, it is necessary to obtain licenses and other rights to use the intellectual property rights of third parties. Currently, we are obtaining licenses from the holders of the rights concerned by concluding license agreements. We will obtain the licenses from the holders of the rights concerned if others have the rights to intellectual property necessary for us to operate our business in the future. However, if we cannot come to an agreement with the holders of the rights concerned or a mutual agreement concerning the granted rights cannot be maintained afterwards, there is a possibility that we or our business partners might not be able to provide our specific technologies, products or services. Also, if we receive claims of violation of intellectual property rights from others, we may be required to expend considerable time and expense to reach a resolution. If such claims are acknowledged, we may be liable to pay damages for infringement of the rights concerned, which may adversely affect our financial condition and results of operations.

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

We have built a nationwide network, including base stations, antennas, switching centers and transmission lines, and provide mobile communication service using this network. In order to operate our network systems in a safe and stable manner, we have various measures in place, such as duplicative systems. However, despite these measures, our system could fail for various reasons, including malfunctioning of system hardware and software, natural disasters such as earthquakes, tsunamis, typhoons and floods, paralysis of social infrastructure, such as power shortages, terrorism, and similar events and incidents, and the inability to sufficiently operate and maintain network facilities due to, for example, the proliferation of harmful substances or the spread of an epidemic. These system failures can require an extended time for repair and, as a result, may lead to decreased revenues and significant cost burdens, and our financial condition and results of operations may be adversely affected.

There have been instances in which tens of millions of computers worldwide were infected by viruses through fixed line Internet connections. As smartphones become more widespread, however, a growing number of viruses are also targeting mobile handsets. Similar incidents could occur on our networks, handsets, or other equipment. If such a virus entered our network or handsets through such means as hacking, unauthorized access, or otherwise, or if there was a cyber attack, our system could fail, the services we provide could become unusable service quality could be impacted and/or confidential information could be leaked. In such an instance, the credibility of our network, handsets and other equipment and customer satisfaction could decrease significantly. Although we have enhanced security measures including systems to block unauthorized access, remote downloading for mobile phones, and the provision of “DOCOMO Anshin Scan,” an antivirus solution for smartphones in order to provide for unexpected events, such precautions may not make our system fully prepared for every contingency. Moreover, software bugs, incorrect equipment settings, and human errors that are not the result of malfeasance could also result in system failures, diminished service quality, or leaks of confidential information.

In addition, events or incidents caused by natural disasters, social infrastructure paralysis, proliferation of harmful substances, spread of an epidemic, or any other event could force our offices or critical business partners, including sales agencies, to suffer constraints on business operations or to temporarily close their offices or stores. In such a case, we would lose the opportunity to sell or provide goods and services and also may not be able to respond appropriately to subscription applications and requests from subscribers, such as after-sales service requests.

If we are unable to properly respond to any such events, our credibility or corporate image may decrease, and we may experience a decrease in revenues as well as significant cost burdens, and if market growth slows or the market shrinks due to any such event, ARPU may decrease below our forecast, or we may not be able to gain new subscriptions or maintain the existing number of subscriptions at the level we expect. All of these factors may affect our financial condition and results of operations.

Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

Reports by the World Health Organization (WHO), other organizations and various media sources have suggested that radio wave emissions from mobile handsets and other wireless telecommunications devices may interfere with various electronic medical devices including hearing aids and pacemakers or may adversely affect the health of their users and others by causing cancer or vision loss. The actual or perceived risk of wireless telecommunication devices to the health of users could adversely affect our corporate image, financial condition and results of operations through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber and introduction of new regulations, restrictions, or litigation. The perceived risk of wireless telecommunications devices may have been elevated by certain telecommunications carriers and handset manufactures affixing labels to their handsets showing levels of radio wave emissions or warnings about possible health risks. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will demonstrate that there is no interrelation between radio wave emissions and health problems.

Furthermore, although the radio wave emissions of our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan and guidelines by the International Commission on Non-Ionizing Radiation Protection, which are regarded as an international safety standard, the Electromagnetic Compatibility Conference Japan has confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. As a result, Japan has adopted a policy to restrict the use of cellular services inside medical facilities. We are working to ensure that our subscribers are aware of these restrictions when using cellular phones. There is a possibility that modifications to regulations and new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2012, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2012, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 144,480,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group is one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the Ministry of Posts and Telecommunications (“MPT”) (currently the Ministry of Internal Affairs and Communications, “MIC,”) we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region which remained with us) to our 8 regional subsidiaries. However, the other 8 regional subsidiaries were merged into our company as the surviving company in July 2008.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” in Item 5.B. We have had no recent significant divestitures or any significant divestitures currently being made.

B.	Business Overview

1. Business Overview

We are a mobile telecommunications carrier belonging to the NTT group, for which NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) serves as the holding company. We currently provide mobile telephone services over our LTE and W-CDMA networks.* We have approximately 60,129 thousand subscribers and a domestic market share of 46.9%.

*	We terminated PDC service on March 31, 2012.

Together with our 127 subsidiaries and 32 affiliates, we conduct business as the NTT DOCOMO group. Our subsidiaries and affiliates as of March 31, 2012 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries *: 25
DOCOMO Business Net Inc.	100%
DOCOMO Engineering Chugoku Inc.	100%
DOCOMO Engineering Hokkaido Inc.	100%
DOCOMO Engineering Hokuriku Inc.	100%
DOCOMO Engineering Inc.	100%
DOCOMO Engineering Kansai Inc.	100%
DOCOMO Engineering Kyushu Inc.	100%
DOCOMO Engineering Shikoku Inc.	100%
DOCOMO Engineering Tohoku Inc.	100%
DOCOMO Engineering Tokai Inc.	100%
DOCOMO I Kyushu Inc.	100%
DOCOMO Mobile Inc.	100%
DOCOMO Mobile Media Kansai Inc.	100%
DOCOMO Service Chugoku Inc.	100%
DOCOMO Service Hokkaido Inc.	100%
DOCOMO Service Hokuriku Inc.	100%
DOCOMO Service Inc.	100%
DOCOMO Service Kansai Inc.	100%
DOCOMO Service Kyushu Inc.	100%
DOCOMO Service Shikoku Inc.	100%
DOCOMO Service Tohoku Inc.	100%
DOCOMO Service Tokai Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 102
DOCOMO Capital, Inc.	100%
DOCOMO.COM, INC.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
DOCOMO Innovations, Inc.	100%
DOCOMO interTouch Pte. Ltd.	100%
DOCOMO PACIFIC, INC.	100%
D2 Communications Inc. **	51.0%
mmbi, Inc.	60.5%
net mobile AG	87.1%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
PacketVideo Corporation	100%
Radishbo-ya Co., Ltd.	74.6%
and other subsidiaries
Affiliates: 32
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Ltd.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	14.5%
Sumitomo Mitsui Card Company, Limited.	34.0%
Robi Axiata Limited	30.0%
Tower Records Japan Inc.	42.1%
Tata Teleservices Limited	26.5%
and other affiliates

*	These service subsidiaries provide operational services such as engineering and support services to NTT DOCOMO, INC.
**	D2 Communications Inc. has changed their company name to D2C Inc. on June 1, 2012.

Our segments are reported with two segments: mobile phone business and all other businesses. Operating revenues from the mobile phone business include those from wireless services and those from equipment sales for mobile devices. Combined, this accounted for the greater part of our operating revenues for the fiscal year ended March 31, 2012. With regard to all other businesses, major examples of operating revenues sources are credit services, as well as sales by our subsidiaries, including home shopping services, Internet access services for hotel facilities, and mobile advertising. We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2010	2011	2012
Mobile phone business	4,167,704	4,090,659	4,110,585
All other businesses	116,700	133,614	129,418

For more details of our business segment information, please see “Operating and Financial Review and Prospects” in Item 5.

•	Business Strategy

Since we announced our new medium-term action plan, “DOCOMO’s Change and Challenge to Achieve New Growth” in October 2008, we have been carrying out actions to improve customer satisfaction, an endeavor that earned us the No. 1 ranking for a second straight year in the consumer satisfaction study conducted by J.D. Power Asia Pacific for the fiscal year ended March 31, 2012.

In our effort to continue to grow in the future, we are encouraging the transition to smartphones, appealing customers to sign up for second subscriptions for mobile broadband devices and tablets, and ensuring the smooth introduction of LTE services to expand use of data services. At the same time, we are also aiming to develop our business by cultivating new business areas so as to transform into an “integrated services company placing mobile at the core” as set out in our corporate vision for 2020, “Pursuing Smart Innovation: HEART” (announced in July 2010).

As a firm step towards realizing this corporate vision for 2020, in November 2011 we developed our Medium-Term Vision 2015 “Shaping a Smart Life.” Along with pursuing further advances in our mobile devices, particularly smartphones and services, we are working to create new value through the convergence of various services and industries in business domains in which there are substantial synergies with mobile services. Using “docomo cloud” to accelerate these efforts, we are pursuing a variety of initiatives aimed at moving even closer to the realization of this smart life by making everyday life and business more safe and secure as well as convenient and efficient.

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE

In December 2010, we launched a new service called Xi, which applies LTE (Long Term Evolution) technology, on our 3.9G network for data communications devices, in November 2011 we expanded the Xi service to smartphones, and in December 2011 we began offering higher speeds (75 Mbps) in some outdoor areas. In terms of service area, we achieved 100% population coverage in all ordinance-designated cities nationwide* at the end of March 2012.

*	population coverage in ordinance-designated cities is calculated based on the availability of service at the location of city office of ordinary-designated cities or ward office in the case of 23 special ward of Tokyo.

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

We offer FOMA services based on W-CDMA technology on our 3G network. After working on expanding population coverage of the FOMA high speed areas, we achieved 100% coverage in December 2008. To improve the quality of our network, we are actively working to improve and expand our facilities in order to be able to offer a user environment that is amenable to rich content, such as video, as well as to accommodate the increase in communications volume that has accompanied the spread of smartphones.

•	PDC

Our mova services based on PDC technology on our 2G network was terminated in March 2012, after we moved ahead on the migration of our customers from our PDC network to our W-CDMA network.

•	Spectrum Use Status

The Ministry of Internal Affairs and Communications (“MIC”) has allocated a total bandwidth of 365MHz as radio frequencies available for use for 3.9G/3G networks (2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz and 2GHzTDD). Of this, we use 3 frequency bands—2GHz, 800MHz and 1.7GHz—to operate our networks.

3.9G network:

Of the 20MHz×2 allocated in the 2GHz band, we use 5MHz×2 (10MHz×2 in some locations)* in major cities nationwide for use in the 3.9G network.

3G network:

We use 20MHz×2 (for uplink and downlink)* in the 2GHz band across Japan. In the 800MHz band, which is in the process of reallocation, we currently use up to 15Hz×2 in regions where interference with existing systems can be avoided. Further, in the 1.7GHz spectrum, we use 20MHz×2 in the Kanto, Kansai, and Tokai areas.

Although having been using 8MHz×2 in the 800MHz band for the 2G network, we terminated its utilization with spectrum reallocation

For a discussion of recent spectrum allocation, please see “10. Regulations” in Item 4.B.

*	The use of bandwidth of 20MHz in the 2GHz spectrum is shared between our 3.9G network and 3G network.

We are moving ahead with utilizing common antennas and transmission lines for our LTE and W-CDMA networks in our efforts to reduce network costs. Furthermore, in order to establish and maintain our high-quality network economically and efficiently, we purchase high-quality network equipment at low cost from suppliers inside and outside Japan in accordance with our procurement policies, which emphasize openness and fairness.

3. Mobile Services

We currently offer voice, data, and other value-added services through our Xi (LTE) and FOMA (W-CDMA) services. We began providing data services for tablets and mobile data cards through our Xi service in December 2010, and we began offering voice and data service for smartphones in November 2011. In order to concentrate our business resources in our Xi service and FOMA service, we terminated our mova (PDC) service on March 31, 2012.

•	Voice Services

We offer voice services and a range of value-added service options such as a voice mail service. Most subscribers subscribe on a postpaid basis.

•	Data Communication Services for Handsets

The smartphone market is growing worldwide, and demand for smartphones is also rising rapidly in Japan’s mobile phone market. We launched 34 smartphones during the fiscal year ended March 2012 and worked to expand smartphone penetration. As the transition to open platforms proceeds with smartphones becoming more prevalent, a major challenge for us will be differentiating ourselves from other providers by offering unique functions and value-added services. We are working to offer the kind of features and value-added services that we have developed through our i-mode service so that we can avoid becoming merely a “dumb pipe” (when telecommunications carriers simply serve as a connection between users and external content providers without providing any additional value), which is a concern for many carriers.

ISP: sp-mode and i-mode

In addition to the i-mode service that we were already offering for feature phones, in September 2010 we began offering “sp-mode” ISP service for smartphones. Through this service, users can connect to the internet, access portals and DOCOMO-operated content markets, use email with a DOCOMO address (@docomo.ne.jp), use content payment services, and access public wireless LANs.

Portal: dmenu and iMenu

The iMenu for feature phones is the portal that first appears when the device connects to i-mode. To make i-mode even more convenient to use, we are working to improve the user interface of the iMenu and enhance the search feature. In November 2011 we launched the dmenu portal for smartphones. The dmenu portal is a way for smartphone users to find fun and useful services and content. When a user shifts from a feature phone to a smartphone model, he or she can continue to use the same content without any special settings (may not work with some content.)

DOCOMO-operated content market: dmarket

We offer content and applications to our smartphone and feature phone users through dmarket. At dmarket, we sell content and applications which are specially selected for Japanese users, through the 3 genres of stores (Video, Music and Book stores) and introduce users to popular Google Play applications.

Additionally, in the year ended March 31, 2012 we have been working to improve usability for smartphone users by offering services on smartphones those are popular on i-mode, including:

i-channel:

A service that automatically displays the latest information such as news, weather, entertainment, sports, horoscopes, and more. Since June 2011 this service can be used on smartphones.

i-concier:

A service that supports users’ daily lives according to their lifestyle. An auto-GPS function delivers information useful for daily life in accordance with the time and user’s location. Since March 2012 this service can be used on smartphones.

Additionally, we are currently working to develop the following new value-added services for smartphones:

Voice agent: We began offering in March 2012 the “Shabette Concier” voice agent application free of charge, which allows users to use voice recognition to perform searches and operate their smart phones.

Memory Collection: We began offering on a trial basis in December 2011 our cloud-based “Memory Collection” service, which automatically sorts photos and videos stored on smartphones. After this trial, we are scheduled to launch “Photo Collection” as a commercial service in August 2012.

Translation phone: We developed a translation phone service for real-time interpretation by utilizing the call audio and executing advanced processing such as voice recognition, translation, and voice synthesis over the DOCOMO network, thereby performing high-speed processing without relying on the processing capability of the mobile handset, and we conducted a trial of this service from November 2011 to March 2012.

•	Data Communication Services for PCs and other devices

We offer a series of data communication services for PCs, tablets and other devices. Considering that they lead to a broader market representing demand for second device purchases, we are working on the enrichment of our product lineup and sales promotion. In the fiscal year ended March 31, 2012, we expanded the availability of devices that support our data communications services. In addition to our sales of USB-type, Express card-type, and Wi-Fi routers, the PlayStation®Vita portable game console from Sony Computer Entertainment Inc. comes equipped with our UIM card.

We also offer an ISP service called “mopera U,” which provides an Internet connection for data communication services. In addition to providing easy access to the Internet by connecting a docomo data communications device and PC, the “mopera U” service offers an Internet connection and mail service, from mobile to broadband, under a single contract.

We are currently working towards converging mobile service with various tools and equipment, to drive M2M business, and we currently offer the communication module services below.

Digital photo delivery service for digital photo frames:

This is a service that enables photos and videos to be displayed in a digital photo frame from a remote location simply by sending an email with an attached photo or video from a mobile phone or PC to our digital photo frame that uses the Ubiquitous Module.

Driver navigation service:

This is a service that provides drivers with real-time information such as traffic reports, parking availability and gasoline prices, through portable navigation devices (PND) equipped with an embedded communications module.

Communication module services for corporate customers:

For corporate customers, we offer a series of mobile communication module services, such as a vehicle management system using a built-in module, a wireless credit card settlement system and a telemetering system to enable automatic stock checks between vending machines and the center.

•	Public wireless LAN service “docomo Wi-Fi”

We offer a public wireless LAN service called “docomo Wi-Fi” for high speed, high capacity Internet access at the maximum speed of 54 Mbps. It is available with the sp-mode or mopera U and also for customers without a mobile phone contract with us by subscribing to it at docomo Shops. As of March 31, 2012, we have approximately 8,400 access points and are expanding service areas in line with our customers’ needs.

•	Other Principal Services

International Calling Service and International Roaming Service

As of March 31, 2012, our international calling service is a service that allows customers to make international phone calls to 241 countries and regions from their mobile phones. In addition, with our international roaming service, customers are able to use the DOCOMO mobile phones that they use in

Japan, with the same phone numbers and i-mode mail addresses, in the service areas of overseas mobile network operators with which we have partnerships. As of March 31, 2012, our customers are able to make and receive voice calls in 219 countries and regions and use packet communications in 194 countries and regions with our roaming services.

Services for Corporate Customers

We are focusing on suggesting attractive solutions and expanding our B-to-B-to-C business, including offering network services for corporate customers that deliver high-security access to an internal system from outside the office and that allow mobile phones to be used as internal lines in FOMA service areas nationwide by linking to corporate PBXs.

We are also offering cloud services with smartphone support to corporate users:

Mobile Groupware:

A service that allows the use of functions such as email, scheduling, document management, and daily sales reports etc., with smartphones and PCs.

Smartphone Remote Control Service:

A service that allows company administered smartphones to be operated remotely through a dedicated website. Each device can be set and controlled, including remote locking and data elimination in the event of a loss, or restricting device usages to prevent improper use.

Secure Mobile Desktop:

A cloud-based virtual desktop service that allows customers to use the desktop environment at a DOCOMO data center from their device.

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

iD:

“iD” is a settlement platform that enables a user, simply by holding the “Osaifu-Keitai” or plastic card over a specialized terminal, to make a speedy credit settlement. We are expanding the participation of member stores in “iD” by working to cultivate member stores so that customers can use “iD” at stores that are deeply connected to their everyday lives.

DCMX:

“DCMX” is DOCOMO’s credit service. In the fiscal year ended March 31, 2012, the number of members increased as we worked to promote the service and conducted various campaigns to promote the acquisition of new members and encourage usage.

4. Tariffs

Our cellular services revenues are generated primarily from fixed basic monthly charges, voice usage charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls, charges for data communication services and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Act and guidelines set by the Japanese government, which currently allow mobile network operators to set their own tariffs without approval.

Currently, monthly charges paid by our cellular subscribers who uses our handsets with voice communication subscriptions consist mainly of (i) a fixed basic monthly charge based upon the “plan” chosen, (ii) voice call charges which vary with airtime, billing plan, etc., (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services. Monthly charges paid by our subscribers who use data communication dedicated plans, including tablets users, consist mainly of (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with items (i) to (iii) are discussed below.

•	Basic Monthly Charges

We offer a variety of basic plans tailored to our customers’ usage patterns under our FOMA (W-CDMA) service. Generally, the basic monthly charges for FOMA plans include a set amount of free minutes. With respect to the basic monthly charges for our Xi (LTE) service, with the introduction of smartphones for use with our Xi service in November 2011, we began offering rate plans for Xi under which, unlike FOMA, the basic monthly charge does not include any free minutes. Our customers, however, have so far reacted favorably to plans combining this with the flat-rate service for domestic voice calls.

•	Voice Call Charges

The voice charges for FOMA service are calculated based on the usage under the rate plan selected by the customer. With the introduction of smartphones for use with our Xi (LTE) service in November 2011, in addition to pay-as-you-go billing, we began offering flat-rate service for domestic voice calls. This fixed-rate service allows our subscribers to make an unlimited number of domestic calls for a set fee.

•	Data Communication Charges

Except for prepaid plans, the charges for data communications are levied based on the volume of data that is sent and received. We have 2 types of rate plans for our data services: pay-as-you-go services with no maximum charges and flat-rate services. As of March 31, 2012, 68.7% of total subscribers (excluding prepaid data plans) were on flat-rate plans. Most of the flat-rate plans for data services that we offer are either two-tiered plans or completely flat-rate plans. Under a two-tiered flat-rate plan, charges begin a set minimum and then users are billed each month depending on usage up to a certain maximum amount, after which data use becomes unlimited. Under our Xi flat-rate plan, once data usage exceed 7GB, users can either pay an additional set fee for each 2GB of data, or transmission speed is lowered to 128kbps until the end of that month. However, because of the limited initial service area, we are conducting a campaign to promote the spread of the Xi service under which these restrictions will not apply until September 30, 2012, and monthly usage charges have also been discounted by a set amount.

5. Products

We purchase products from vendors and then sell them to our sales agencies who sell these products to our subscribers. With feature phones, our approach is to draw up specifications covering every layer of the device, from hardware to the OS and applications, and create handsets optimal for the provision of our services. With smartphones, however, our fundamental principle in development is to focus on developing the applications essential to making our services possible, while utilizing hardware and operating systems in popular use worldwide. This stance has also allowed us to shorten the product development term and made it easier to introduce products from foreign vendors to the domestic market. As a result, this trend is leading to a more robust lineup of our products and lower procurement prices.

In order to respond to growing user needs in an expanding smartphone market, in the fiscal year ended March 31, 2012, we expanded and improved our lineup of smartphones. In the past, our product lineup consisted of the “docomo smartphone” category and 5 series of feature phones. In the fall of 2011, we completely overhauled this lineup. Our devices are now aligned into 5 categories/series. For smartphones, there is the approachable “docomo with series” and the cutting-edge “docomo NEXT series.” For feature phones, there is the “docomo STYLE series,” which targets a broad market, and the “docomo rakuraku phone series,” aimed at seniors. Finally, we have added a “docomo tablet” category. By doing this, we have created an environment in which it is easier for our customers to choose the right smartphone as our smartphone lineup becomes bigger and better.

We have a diverse lineup of handsets and devices including smartphones, feature phones and data communication devices; in the fiscal year ended March 31, 2012, we introduced 34 smartphone models, 6 tablet models, 22 feature phone models and 6 data communication device models, and sold approximately 22,089 thousand units. Sales of each type of device are discussed below.

•	Smartphones

In the fiscal year ended March 31, 2012, along with expanding and improving our lineup of smartphones, in November 2011 we began selling 4 models of LTE smartphones, giving smartphone sales a boost. As a result, in the fiscal year ended March 31, 2012 smartphone sales increased by 6,298 thousand units from the previous year to 8,818 thousand units, accounting for approximately 40% of all sales in the fiscal year ended March 31, 2012. We have been actively bringing highly popular global models into the Japanese market, such as the XperiaTM series and the GALAXY series. We have greatly expanded our lineup of smartphones with the latest value-added features. These include smartphones with features that users have enjoyed on our feature phones, including “Osaifu-Keitai” (Mobile Wallet), “One-Seg” (mobile TV), waterproof and infrared capabilities, as well as 3D liquid crystal displays and an imaging engine for better video viewing.

•	Tablets

In the fiscal year ended March 31, 2012 we offered 6 tablet models, including 2 LTE tablets that we began selling in October 2011. We are working to boost use of these devices by offering applications that work on tablets as well as handsets.

•	Feature Phones

In the fiscal year ended March 31, 2012 we focused on the diversity of our feature phone offerings, and our lineup included models with high-performance camera features and models developed in collaboration with famous brands.

•	Data Communications Products

Data Cards

We offer a wide range of data cards, including USB data cards and ExpressCards. We have also begun selling data communications devices for LTE service.

Mobile Wi-Fi Routers

In the fiscal year ended March 31, 2011, we began selling mobile Wi-Fi routers, and in the fiscal year ended March 31, 2012 we began selling devices that work with our LTE service. The mobile Wi-Fi router allows customers to connect devices with Wi-Fi capabilities such as handheld gaming consoles and tablets to the Internet anywhere on our W-CDMA or LTE network in addition to public wireless LAN coverage areas.

Digital Photo Frames

We offer a module-embedded digital photo frame with communication functions whereby photos and videos that subscribers have attached to e-mail or photos posted to a dedicated site can be received by e-mail and displayed.

Modules

“FOMA Ubiquitous Modules” are used for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing content to information posting systems, managing inventory for vending machines and managing payment with mobile devices.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country. The shops, which deal with our products and services, are operated by various distributors, and as of March 31, 2012, there were 2,395 docomo Shops nationwide. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2012, the number of such shops was approximately 5,400 (excluding docomo Shops).

•	Sales Methods

We purchase mobile devices from manufacturers and then wholesale these to our sales agents. With the aims of gaining and keeping customers and encouraging the spread of our services through new contracts and handset upgrades, we pay these sales agents commissions that are linked to their sales.

In November 2007, we started offering “Value Course” as a new handset purchase method. The “Value Course” offers lower basic monthly charges than the conventional model; instead, customers pay the initial handset purchase costs on their own. Nowadays most customers who purchase new handsets choose the “Value Course.”

We introduced the “Monthly Support” program in March 2011. Under this program, customers with new smartphones and tablets are given certain levels of discounts, which vary by model, on their monthly bills for up to 24 months. This has given us the flexibility to address the expansion of the smartphone market without experiencing a temporary increase in commission fees to our agents when the market expands. It has also allowed us to create an environment in which customers can easily obtain smartphones.

•	Customer Support

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

By joining this program, members are entitled to services such as:

•	free repair services for 3 years from handset purchase (not applicable to damages resulting from customers’ negligence)

•	a discount on a battery pack or charger adapter with the use of the same FOMA handset for at least one year

•	a cap on repair charges for non-insured phones at ¥5,250 (including tax) for 3 years from handset purchase (not applicable to damages resulting from water intrusion, complete loss, etc.)

In October 2010, we partially revised our “Premier Club” services to adjust to changes in the mobile phone usage patterns of customers, such as the increase in the length of the mobile phone replacement cycle. We announced the extension of the effective period of “docomo Points” and widened the scope of their application, and at the same time we implemented changes in the “docomo Point” award scale. We also reviewed the monthly fee for the “Mobile Phone Protection & Delivery Service”, made changes to charges when the protection service is used, and also announced a revision in the period of application of the “Repair Cost Support.” While our customers have been stretching out phone replacements longer since we adopted a new sales model, in the fiscal year ended March 2012, the length of time between phone replacement began decreasing due to the increase in mobile phone replacements as smartphones became more widespread.

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

“Smartphone Anshin Remote Support” service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location.

•	Field staff dispatched in principle within 48 hours of request for quality surveys or coverage improvement.

•	“Mobile Phone Checking Service,” which provides free basic after-care, including checkups, minor repairs and cleaning at docomo Shops.

•

“Mobile Phone Protection & Delivery Service,” which covers handset issues such as loss, water exposure and total damage. With a simple telephone call, a replacement handset of the same model and color as the original one (refurbished handset* and new battery pack) is delivered directly to the customer.

*	Refurbished products are handsets collected from customers that have been repaired, had their external covers replaced, undergone quality checks, and then reset to the same state as a new product.

•	Customer Satisfaction

We have moved ahead with our business transformation programs from a customer-oriented perspective in accordance with our “Change and Challenge” action plan, uniting the forces of the entire corporate group and ensuring a thoroughly hands-on approach to serving customers. We have consistently listened to the voices of our customers through various channels such as docomo Shops and call centers, and responded to them in a steadfast manner. As a result, we were awarded with the following appraisals from external institutions:

•	No.1 ranking for 2 straight years in “2011 Japan Mobile Phone Service Study,”*[1] a consumer satisfaction study by J.D. Power Asia Pacific.

•	No.1 ranking for 3 straight years in “2011 Japan Business Mobile Phone Service Study”*[2] conducted by J.D. Power Asia Pacific.

•	No.1 ranking for 4 straight years in “mobile data devices customer satisfaction survey”*[3] by Nikkei BP Consulting.

*1:

J. D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudiesSM. 2011 study results were based on responses obtained from 31,200 mobile phone users residing in Japan during August 2011. http://www.jdpower.co.jp/

*2:

J. D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service StudiesSM. 2011 study results were based on 3,214 responses from individuals responsible for supervising or deciding upon telephone services at 2,466 businesses with 100 or more employees. (Each respondent evaluated up to two mobile telephone providers.)

*3:	Nikkei BP Consulting “4th Mobile data devices customer satisfaction survey,” a customer satisfaction survey on mobile data communications services (3G, LTE, WiMAX) of mobile operators conducted in March 2012.
http://consult.nikkeibp.co.jp/consult/news/2012/0423md/

7. Collaboration with alliance partners

•	Initiatives for New Market Creation

With a view to becoming an “Integrated Service Company placing mobile at the core,” we aim to drive innovation through convergence with various industries and services by collaborating with alliance partners, especially in fields that offer great synergy with our mobile business. We aim to create new value in a wide range of business domains, as described below. In addition, please refer the list in Item 4.B-1 “Business Overview,” which contains the name and voting interest of our subsidiaries and affiliates as of March 31, 2012.

•	Media/ Content Business

We are developing businesses that bring together a variety of media content with mobile communications. We will accelerate these efforts by expanding the content market through the development of services for smartphones and by teaming up with companies in new business domains.

•

In December 2011, along with leading Japanese broadcasting companies, we made an additional investment in our subsidiary mmbi, Inc., which brought our total investment in the company to approximately 30 billion yen and our shareholding interest to 60.45%. In April 2012 mmbi began operating “NOTTV,” the first-ever broadcasting station in Japan specifically for smartphones. The company provides interactive programs through 3 real-time channels and through stored-content services. Going forward, it is also slated to offer digital content other than video content such as e-books.

•	Finance/ Payment Business

We are developing finance and payment businesses, utilizing the unique properties of mobile communications and credit functionality. As the market for mobile e-commerce expands, we are investing in this area with the aim of spreading the use of iD and DCMX.

•

Working in collaboration with affiliate Sumitomo Mitsui Card Co., Ltd., we operate the “iD” payment platform that uses a contactless chip embedded in mobile phones. We also provide the DCMX credit payment service that operates on the “iD” platform.

•

In cooperation with Tokio Marine & Nichido Fire Insurance Co., Ltd. in July 2011 we began offering “docomo medical insurance,” a medical insurance plan for “docomo Premier Club,” to which users can easily subscribe from a mobile phone.

•	E-Commerce Business

We are pursuing e-commerce businesses that take advantage of the characteristics of mobile communications.

•	Our subsidiary OAK LAWN MARKETING, INC. operates a home shopping business that uses TV as its primary media.

•

In March 2012 we conducted a public tender offer in which we acquired Radishbo-ya Co., Ltd. for approximately 5.3 billion yen, converting it into a subsidiary with a 71.6% shareholding stake. The company operates a membership-based home-delivery service for organic and low-pesticide produce and additive-free foods. We expect to realize synergies by combining its activities with our own products and services.

•

In April 2012 we established DOCOMO Insight Marketing, Inc. (in which we have a 51.0% interest) with the aim of developing a new mobile research and market support business that takes advantage of smartphones. It also brings together the customer base of “docomo Premier Club” members with the expertise of Intage, Inc. on data analysis and product commercialization.

•

In June 2012, we announced that we will acquire an additional 8.1% stake in Tower Records Japan Inc., which will raise our total ownership in Tower Records Japan to 50.3%. Following the acquisition, Tower Records Japan will become our consolidated subsidiary.

•	Medical/ Healthcare Business

We are developing medical/healthcare businesses, utilizing the unique properties of mobile communications.

•

In the fiscal year ended March 31, 2012 we rolled out “docomo Healthcare,” a service that helps people manage their health and prevent disease. Additionally, in December 2011, we have reached a basic agreement with Omron Healthcare Co., Ltd. to form a business alliance with the aim of offering better health and medical support services, by utilizing both parties’ assets and health management service platform.

•	M2M Business

We are involved in businesses that combine various types of equipment (machines) with mobile communications. This includes putting communications modules into automobiles, information services for car navigation devices, and game consoles.

•	In December 2011 we began offering a dedicated prepaid data service for PlayStation®Vita, handheld gaming consoles from Sony Computer Entertainment Inc.

•

We joined forces with PIONEER CORPORATION to make “docomo Drive Net™” driver information system work on smartphones, and in April 2011 we began offering this service. In conjunction with this in September 2011, we began selling our “Drive Net Cradle 01,” which turns a smartphone into a full-fledged car navigation system.

•

In December 2011 we invested approximately 1.1 billion yen in Eye-Fi, Inc. to integrate our mobile personal cloud system and other related services with Eye-Fi’s cloud service and multiplatform system for photo and video uploading, which uses Wi-Fi memory cards in digital cameras.

•	Aggregation/ Platform Business

We are engaged in various services aggregation businesses that we are developing globally.

•

In August 2011, for approximately 1.5 billion yen, we have acquired a roughly 25% interest in VMG Media Joint Stock Company, Vietnam’s largest mobile content provider which offers both content and content platforms, with the aim of advancing our value-added services and platform business overseas.

•

In September 2011 we made an additional investment of approximately 2.7 billion yen in net mobile AG, which operates a mobile content delivery platform in Germany. The subsidiary used the funds from this investment to become the largest shareholder in Bankverein Werther AG*, a German bank. It intends to use the bank’s services and core systems as a foundation to expand its own service area in financial services and payments.

*	The company name is scheduled to be changed to net-m privatbank 1891 AG in July 2012.

•

In May 2012, we announced that we intend to acquire all shares in Buongiorno S.p.A., one of the largest providers of mobile internet content and applications in Europe. The tender offer will be conducted by our German subsidiary, DOCOMO Deutschland GmbH. Leveraging Buongiorno’s global customer base that allows it to reach customers in 57 countries, we intend to strengthen the foundation of our mobile platform businesses overseas. The maximum amount that the tender can reach is approximately 24 billion yen.

•	Environment/ Ecology Business

We are developing energy/ecology related businesses that take advantage of mobile communications.

•

The fiscal year ended March 31, 2012 we launched a community bicycle pilot program in cooperation with the city of Yokohama. With partner companies, we have also jointly developed a general purpose bicycle sharing system that is easy to sign up for, as well as smartphone bicycling applications. Partner companies are currently offering these to customers.

•	Safety/ Security Business

We are developing safety/security related businesses in order for our customers to use mobile phones with safety and greater security.

•

In addition to our existing service for feature phones of safely storing the phone book data, schedule and other items from our customers’ mobile phones, from March 2012 we extended the service to smartphones.

•	Using McAfee, Inc. products, from July 2011 we began offering DOCOMO Anshin Scan, a free of charge antivirus solution for smartphones.

•	Global Expansion

We make investments in and/or form partnerships with mobile operators and service providers providing mobile phone related services with the long-term aim of securing growth and revenue opportunities and strengthening our global competitiveness.

In regards to investments in mobile operators, in order to capture growth in overseas markets, we aim to achieve financial returns by supporting the businesses of our investment partners and to achieve synergies with our partners, including joint development of handsets, joint procurement, provision of new services etc. In addition to these investments in mobile operators, we will also focus our efforts on building platforms with the aim of expanding our business globally as an integrated service company.

8. Research and Development

In our base located in the Yokosuka Research Park, we engage in research and development of basic technology, mobile communication systems and a wide variety of new products and services. As part of our ongoing research and development and in order to continue to improve our products, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We are also working with major manufacturers of our products and network equipment.

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

Recent development results are as follows:

•	Development of Mobile Devices and Services

•

We commercially released 40 smartphone and tablet models including 4 smartphones and 3 tablets supporting Xi. Furthermore, we developed applications for Android OS devices to enable the content and services provided on i-mode handsets in the past to be provided on smartphones.

•

In addition to developing common software for Android smartphones supporting the new service “Mobacas,” combining communications and broadcasting, we commercially released a smartphone model and a tablet model running the software and supporting Mobacas.

•

We developed the “Disaster Voice Messaging service” enabling customers to leave messages about their wellbeing for family and friends using packet communications, with which it is easier to connect than with voice calls in the event of a disaster.

•

We developed translation phone service that allows translation during real-time communications by utilizing the call audio and executing advanced processing such as voice recognition, translation, and voice synthesis over the DOCOMO network, thereby performing high-speed processing without relying on the processing capability of the mobile handset.

•	We developed a voice agent feature, “Shabette Concier,” that enables users to easily use a variety of services and functions provided by the Company simply by speaking into a smartphone.

•	Development of Technology for Commercialization

•

We worked to develop the network cloud infrastructure so that we can execute advanced information and telecommunications processing over the network and quickly realize the kind of non-handset-dependent services that can only be offered by a carrier.

•

With regard to the development of an environmentally friendly green base station that is resistant to disasters, we began the development of a green power controller for providing optimal control of solar panels, lithium ion batteries and commercial electric power. Outdoor trials of the green base station equipment (within the DOCOMO R&D Center) have begun, with the aim of conducting commercial trials in the fiscal year ending March 31, 2013.

•	We worked to develop a jacket-type ultra-quick charge battery that can be fully charged in about 10 minutes, which is just 1/10 or 1/15 the amount of time needed to charge a conventional smartphone.

•

We worked to develop “interchangeable sensor jackets” that augment the functionality of smartphones by allowing users to attach and detach a variety of custom jackets that incorporate sensors and other hardware.

•	Efforts Relating to Future Technologies

•	In our research of the LTE-Advanced 4G mobile communication standard, we have continued to conduct transmission experiments using trial base stations in the Yokosuka and Sagamihara areas.

•

We engaged in research on High Efficiency Video Coding (HEVC), the next-generation video coding standard that will efficiently compress high quality video, and we play a leading role in the international standardization activity of HEVC, which offers more than 50% greater data compression than the existing standard.

•

We conducted research on the platform technologies for network virtualization for flexibly supporting future network formats such as M2M that efficiently and economically handle the enormous and increasing volume of traffic of smartphone communications in the event of a disaster.

9. Competition

•	Trends of Cellular Subscribers

As of March 31, 2012 we had 60,129 thousand cellular subscribers, an increase of 2,120 thousand from the end of the previous fiscal year. Although there were certain compulsory cancellations due to the termination of mova service on March 31, 2012, we were able to keep our churn rate of 0.60% at a low level for the fiscal year ended March 31, 2012. The rate of increase of cellular subscribers in Japan was 4.4% in the fiscal year ended March 31, 2010, 6.6% in the fiscal year ended March 31, 2011 and 7.3% in the fiscal year ended March 31, 2012.

Although future growth of new subscribers for conventional voice use is expected to be limited as the penetration rate rises and the population declines, increases in the number of subscribers due to the development of new markets such as smartphones, tablets, data cards, portable game consoles and embedded communication modules have contributed to an increase in the number of new subscribers.

We are working to bolster our overall competitiveness and counter other carriers by: 1) keeping cancellation rates low by working to enhance customer satisfaction by offering them “safety and security”; 2) stimulating demand for second devices with an appealing lineup that especially showcases smartphones; 3) providing a high-quality network and high-speed LTE service; 4) offering competitive pricing on tariff plans and devices; and 5) providing added value by introducing new services such as cloud services.

The number of cellular subscriptions for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Thousands
	Year ended March 31,
	2010	2011	2012
Cellular subscriptions (1)	56,082	58,010	60,129
Xi (LTE) subscriptions	—	26	2,225
FOMA (W-CDMA) subscriptions (1)	53,203	56,746	57,905
mova (PDC) subscriptions (1)	2,879	1,239	—
i-mode subscriptions	48,992	48,141	42,321
sp-mode subscriptions	—	2,095	9,586
Estimated market share of total subscriptions	50.0%	48.5%	46.9%
Subscription growth rate	2.7%	3.4%	3.7%
Average monthly churn rate (1) (2)	0.46%	0.47%	0.60%

(1)	The number of cellular subscriptions includes FOMA, mova, and communication module services subscriptions. We terminated mova services on March 31, 2012.
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

*	active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

•	Competition in the Mobile Telecommunication Market

As Japan’s mobile phone market has continued to mature in line with the rise in the cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings. There are presently 4 mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”), SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE”), and EMOBILE Ltd. (“EMOBILE”). As of March 31, 2012, we had a market share of 46.9%, the KDDI group had a market share of 27.4%, SOFTBANK MOBILE had a market share of 22.6% and EMOBILE had a market share of 3.1%.

Although the Japanese mobile communication market is expected to see limited growth in the number of new subscribers for conventional voice use, increased use of smartphones and the spread of flat-rate packet services and high-speed data communication services have led to increasing use of data communication and the creation of new market opportunities, such as content and applications for mobile phones. Mobile network operators including DOCOMO are competing to maintain and obtain subscribers, and to secure earnings by expanding product lineups featuring various user interfaces and functions, implementing new billing measures, promoting product sales, providing high added-value and high-speed communication services, improving network quality, and expanding area coverage.

In recent years, and as smartphones have become more popular, there has been a growing movement among competitors to bundle mobile phone services with fixed-line communication services. In the future, as the spread of services converging fixed-line and mobile communications accelerates with the penetration of smartphones, there is a possibility that there will be greater demand for services that seamlessly link fixed-line and mobile networks and for devices which are able to connect to both fixed-line and mobile networks.

Furthermore, competition in the network layer has intensified due to the increasing number of new MVNOs, with foreign companies also among them, in addition to existing mobile phone network operators. The arrival of global players, including Apple Inc., Google Inc., and Amazon.com, Inc., has also accelerated the shift from the vertical integration model led by existing mobile phone network operators to a model of horizontal division, and has given vigor to a new vertical integration model in which the key is the terminal layer as well as content, application, platform and other upper layers.

•	Trends of MVNOs

An MVNO is a mobile virtual network operator that (1) uses the mobile communication services provided by a mobile network operator (“MNO”) or connects with an MNO to provide mobile communications services, and (2) does not build or operate its own radio stations to provide such mobile communications services.

The MVNO system was introduced so that by means of MVNOs utilizing the wireless network of an MNO to provide a diverse range of services, a diverse range of business models that are designed to meet the needs of users appear, thereby benefiting users through the provision of diverse and low-cost services in the mobile communications market. Another goal of the system is to ensure the fair and efficient use of radio waves.

In the saturated mobile phone market, the entry of MVNOs can be expected to lead the creation of new services. We are looking to build win-win relationships with MVNOs, and are taking a proactive approach to connection and collaboration with MVNOs.

10. Regulations

The MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We and other mobile telecommunication service providers are regulated by the MIC primarily under the Telecommunications Business Act. We and other mobile telecommunication service providers are also subject to the Radio Act. We, however, are not subject to regulation under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.

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

Regulation
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

The Act states that the MIC must, in order to ensure convenience for those planning to build base station equipment, draw up and make available to the public a list of the frequencies that are available for allocation. Anyone who wishes to build base station equipment must submit an application form to the Minister of MIC together with documents in which required matters are stated, including the purpose of and reason for building base station equipment, the location of the facilities and its frequencies, and acquire a license. The Act also states that any telecommunications carrier who has obtained a license should obtain approval from the Minister of MIC in advance of any operational changes, such as a change in recipients of communications or the location of the facilities, or the intention to start any construction to modify the facilities.

•	Major Regulations and Guidelines

Category II-designated telecommunications facility system

Our telecommunications facilities have been designated as Category II-designated telecommunications facilities. Consequently, in interconnection with other telecommunications carriers, we are obligated to specify in advance fees to be obtained and terms of connection, etc. in the form of articles of agreement, and report these to the Minister of MIC and make them public. No agreements pertaining to the interconnection between Category II-designated telecommunications facilities and other telecommunications carriers may be entered into or amended without complying with those articles of agreement.

In February 2012, a proposed MIC ordinance concerning the review of the criteria for designating Category II telecommunications facilities was unveiled. The criteria for designating Category II telecommunications facilities will be expanded to include those of carriers with a share of more than 10% (presently 25%), and as a result SOFTBANK MOBILE is expected to be designated as a carrier of a Category II telecommunications facility in addition to KDDI and Okinawa Cellular.

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

The Guideline applies to telecommunications carriers that have Category II-designated telecommunications facilities (Category II-designated carriers) and to connection charges applicable in the fiscal year ended March 31, 2011 and later, and clearly defines a connection charges calculation method, including the requirement that carriers exclude, in principle, sales costs as well as a certain amount of capital expenses from costs of connection charges. Regarding fees charged to the connecting carrier as a result of interconnection (connection charges), we are obligated to charge an amount consisting of appropriate costs plus a reasonable margin and accordingly need to calculate such an amount by the method specified in the aforementioned Guideline, and submit the basis of the calculation to the MIC. We are also under an obligation to assemble and make public accounting information about the connection in accordance with the MIC Ordinance.

Regulations on the Prohibition of Anti-competitive Behavior

We are designated as a telecommunications carrier subject to the prohibition of anti-competitive behavior on the grounds that it is necessary to do so in consideration of the fact that our market share in terms of profits exceeds 25 percent, changes in this market share and other circumstances; and also, for the purpose of ensuring a fair environment of competition with other telecommunications carriers, we are accordingly prohibited from engaging in anti-competitive behavior such as:

•	Use of information of other mobile network operators obtained from such other mobile operators through interconnection for other purposes;

•	Unduly favorable treatment of specific telecommunication carriers; and

•	Undue discipline imposed on or interference with other carriers, manufacturers or suppliers of telecommunications equipment.

With the aim of clarifying regulations to ensure that regulations on the prohibition of anti-competitive behavior do not have an excessive chilling effect on applicable carriers, the Guidelines for Promoting Competition in the Telecommunications Sector were revised in April 2012, stating that the above unduly favorable treatment and undue discipline or interference are limited to the abuse of market dominance.

Obligation to provide MVNOs with telecommunications services

With a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNOs, the MIC has formulated “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO.” Under the Guidelines, whether wholesale telecommunications services are to be provided by a Mobile Network Operator (“MNO”) to an MVNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Tariff setting regarding Services from Fixed-line to Mobile Communications

The tariff setting of calls from fixed-line (subscriber telephones of NTT East/West) to mobile is determined by the price set by mobile network operators (receiving side), the prices set by NTT East/West (initiating side), and the relay selection carriers. The MIC made the following requests to mobile network operators in April 2012 based on the fact that the prices set by mobile network operators exceeded those set by NTT East/West to a certain degree over numerous time periods.

•	Endeavor to inform users of the differences in user pricing by price-setting carriers; and

•	Report the results of consideration of the necessary review conducted between related carriers concerning the current status of pricing.

SIM Unlocking

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

In the meantime, in order to accommodate the wishes of customers to use our handsets with other companies’ SIM cards, we have a SIM unlocking function in all handsets launched on or after April 1, 2011, and accept customers’ requests for SIM unlocking.

Frequency Allocation

In November 2010, the working group established by the MIC to deliberate frequency allocation issues drafted policies concerning how frequencies should be reserved for wireless broadband. According to the report, the government’s basic policy is that frequencies above the 300MHz bandwidth should be secured by the year 2015 and those above the 1,500MHz bandwidth by the year 2020. With respect to the empty frequencies in the 700MHz band and the 900MHz band arising from the digitization of terrestrial television broadcasting and termination of 2G mobile phone services, the working group indicated a policy of allocating the use of the 700MHz band and the 900MHz band in ways that ensure consistency with how these frequencies are allocated in other countries. In conjunction with this, the frequencies used for non-mobile telephone services in these bands will be moved to other bands, and as a mechanism for promptly reorganizing frequencies, the system was adjusted so that the cost of this transition would be borne by the carriers to which frequencies would be newly allocated.

Under the guidelines announced in December 2011, the first allocation under this frequency reorganization mechanism was in the 900MHz band, and 2×15MHz of this band was to be allocated to a single carrier. 4 existing carriers, including us, submitted bids for this 900MHz band, and in February 2012, the MIC awarded this spectrum to SOFTBANK MOBILE. Meanwhile, the MIC released draft guidelines for allocating 2×10MHz in the 700MHz band to 3 carriers in April 2012. 3 existing carriers, including us, submitted bids for the 700MHz band in May 2012, and we have received the MIC’s approval for the allocation.

In order to ensure the transparency of the frequency allocation process, the MIC considered implementing the kind of spectrum auction that is used in various other countries, and the spectrum auction panel that it created released its final report in November 2011. The report proposes using spectrum auctions beginning with the 4G systems, and a bill to amend the Radio Act to make it possible to use auctions to allocate frequencies was submitted to the Diet for deliberation in March 2012.

Maintaining Communications Capabilities during Major Natural Disasters and other Emergency Situations

The Great East Japan Earthquake caused congestion and/or disconnection of communications in wide areas. Based on this fact, in April 2011 the MIC initiated a discussion of the following issues and a final report was compiled in December 2011: (i) alleviating congestion in emergency situation, (ii) minimizing disruption to communications in the event of damage to base stations and/or relay stations, (iii) implications of the recent disaster for future network infrastructure and (iv) implications of the recent disaster for future Internet usage.

In response to this report, the Company strengthened its efforts to implement “New Disaster Measures” in the fiscal year ended March 31, 2012. See Item 4.B-11 for details on the efforts made by the Company.

11. Disaster Preparedness Measures Learning from the Experience of Great East Japan Earthquake

Following the Great East Japan Earthquake, we devoted ourselves toward the earliest possible recovery of damaged communication facilities. In April 2011, based on the lessons learned from the experience of the earthquake, we developed a wide range of new disaster preparedness measures and nearly completed their implementation by the end of February 2012. Meanwhile, we also reviewed our disaster response manual, including our business continuity plans (BCP), and verified procedures carefully such as the operational sequence of equipment newly installed for enhanced disaster preparedness and response to a large-scale service interruption.

•	Damage Restoration

Immediately after the March 2011 earthquake, we established a Disaster Countermeasures Office in the headquarters and the Tohoku Regional Office, and made an all-out effort toward early recovery of damaged communication facilities with the help of other NTT group companies and construction companies.

In concrete terms, as a stopgap measure immediately after the earthquake, we deployed approximately 30 units of mobile base stations and power supply vehicles and some 400 portable power generator units. We mobilized a total of some 4,000 people for the temporary repair of transmission lines and the recovery of power supply, and completed the implementation of tentative restoration measures for damaged facilities in the end of April 2011 and the full-scale repair by the end of September 2011.

•	Reconstruction Assistance

To provide assistance to the disaster-stricken areas, we launched the Charity Drive Website and collected some ¥1.0 billion in donations from our customers. Aside from this, the company made a corporate donation of ¥500 million. To set up an operational structure that will enable us to make prompt contributions to reconstruction activities in the stricken areas, we established the TOHOKU Reconstruction Support Office and implemented various measures, such as the introduction of an information delivery system for the affected areas as well as other services utilizing tablet devices.

•	New Disaster Preparedness Measures

Securing Communication for Key Areas and Facilities

Due to the direct damages inflicted by the enormous tremors of the Great East Japan Earthquake and the subsequent tsunami as well as the indirect damages caused by the stoppage of communication facilities resulting from the numerous hours of wide-area power outage and depletion of emergency backup batteries, our mobile communications services were disrupted in many areas. Learning from this experience, we installed large-zone base stations in 104 locations nationwide. This will ensure that areas normally serviced by multiple ordinary base stations can be covered by a single large base station, even if multiple conventional base stations become inoperable simultaneously.

In addition to the conventional countermeasures against possible power outages, through the installation of self-powered generation equipment, we furnished uninterruptible power supplies in a total of 721 locations across Japan, primarily at base stations covering important areas and facilities such as prefectural government offices. We installed large-capacity batteries in a total of 1,070 base stations across Japan to ensure the continuation of services for over 24 hours after any loss of commercial power.

Swift Response for Securing Communication to Disaster-Stricken Areas

In order to secure communication services in evacuation shelters and public organizations without delay after occurrence of a disaster, we have continually strived to increase the deployment of satellite mobile phones.

For early recovery in areas with service disruption, we doubled the number of car-mount mobile base stations equipped with satellite entrance circuits to 19 units and deployed an additional 24 new portable-type units. This will allow us to provide network services through satellite entrance circuits even if our terrestrial cables or relay stations sustain damages. In addition, for immediate restoration of coverage, we introduced emergency microwave circuits in 100 transport sections across Japan.

Further Improvement of Customer Convenience during Disasters

We progressively introduced “Area Mail” capability in smartphones, which enables them to receive disaster and evacuation information, tsunami warnings and other information from national and local government by CBS (Cell Broadcast Service), and we revamped our online “Restoration Area Map” service by making functional enhancements for faster activation and improving its readability. In March 2012, we launched a “Disaster Voice Messaging Service” that allows users to record messages concerning their safety and then send them to friends and families in the event of a large-scale disaster. Meanwhile, to improve the usability of our “Disaster Message Board Service,” which has been activated for safety confirmation by users in disasters, we added new application software that provides voice instructions to make it easier for users to register or confirm safety information.

•	Electricity-saving Initiatives

In response to the shortage of electricity, we introduced a variety of power-saving initiatives at our offices, including R&D centers, during the period between July and September 2011.

Specifically, in an effort to reduce power consumption we turned off half the lights at the offices, moderated our air-conditioner temperature settings, promoted a “cool-biz” summer dress code (no neckties and jackets), introduced voluntary restraints on overtime work, mandated that all employees leave the office at a pre-designated time on certain days, and changed weekends to Mondays and Tuesdays instead of Saturdays and Sundays.

With the cooperation and understanding of customers, docomo Shops also strived to conserve electricity by reducing lighting, changing the air-conditioning temperature settings, and introducing the “cool-biz” dress code. The shops also promoted the conversion to energy-efficient LED lights.

Our group is committed to continuing its endeavors toward further energy conservation to protect the environment while doing its utmost to respond to societal demands.

•	Initiatives for Enhanced Disaster Preparedness

We will continue to work towards providing our customers with safety and peace of mind, through the new disaster preparedness measures, which have been generally completed by the end of February 2012, and improving reliability and stability of our communication network.

Dispersion of Essential Facilities

We will continue our efforts to complete the relocation of some of our important facilities that are currently concentrated in the Metropolitan area to the Kansai and Kyushu regions in light of the possibility of a major earthquake directly striking the Greater Tokyo area. Specifically, we will install a backup center of packet communication platform for our smartphones in Kyushu and a backup center for our customer information management system in Kansai.

Initiative for Green Base Stations

Taking advantage of “green” power-control technologies, we will move ahead with the development of disaster-resilient and environment-friendly next-generation green base stations. To this end, we plan to carry out studies on the use of eco-friendly electricity generation through combined use of solar and wind power as well as bio-fuel cells, and also look into methods to reduce peak power usage through the use of lithium-ion batteries.

Other Initiatives

We plan to conduct comprehensive disaster drills, communication trainings and other necessary preparatory exercises based on the revised disaster response manual. Also, as a designated public institution, we will strengthen our cooperation with the Self Defense Force and other relevant external entities.

12. Initiatives to improve network infrastructure for the prevention of interruption recurrences

Taking the occurrence of series of service interruptions and the administrative guidance from the Ministry of Internal Affairs and Communications (MIC) seriously, we established a Task Force for Improvement of Network Infrastructure headed by the president and CEO in December 2011 and initiated company-wide efforts to investigate the causes and prevent recurrence of problems, so as to regain the confidence of customers. In the end of March 2012, we submitted a report on extensive measures in response to the guidance issued by MIC.

Envisaging a sophisticated network infrastructure capable of accommodating 50 million smartphones, we will work towards achieving further improvements in reliability and scalability of communication equipment.

•	Overview of Series of Service Interruptions

Below summarizes the series of Service Interruptions:

Date of service interruption	Affected areas	Number of affected users	Events reported
June 6, 2011	Kanto-Koshinetsu	Approx. 1.50 million	Difficulty of establishing voice/packet connections on Xi, FOMA and mova networks

August 16, 2011	Nationwide	Approx. 1.10 million	Difficulty of using packet service with sp-mode

December 20, 2011	Kansai	Approx. 20,000	Mail address of some users replaced with address of other user when using sp-mode mail service

January 1, 2012	Nationwide	Approx. 2.60 million	Difficulty of sending/receiving email with sp-mode mail service (Failure of receiving “undelivered message notice”)

January 25, 2012	Tokyo	Approx. 2.52 million	Difficulty of delivering voice/packet connections on FOMA network

•	Countermeasures against Service Interruptions

The Company’s maintenance and development-related departments conducted joint studies to determine the causes and evaluate the countermeasures for the facilities and equipment where service interruptions were reported. We completed the implementation of countermeasures listed below that were designed to, among other things, fix glitches, improve processing capabilities and reinforce the capacity of equipment:

Date of service interruption	Details of countermeasures
June 6, 2011	Modification of software program to prevent congestion in service control equipment switches and other measures

August 16, 2011	Capacity reinforcement and further processing capability enhancement of network authentication server equipment and other measures

December 20, 2011	Reassessment of internal processing for user management servers, load reduction through revision of signal processing procedures, buffer size expansion of network authentication server and other measures

January 1, 2012	Reassessment of internal processing for mail information server

January 25, 2012	Comprehensive inspection of packet switching equipment processing capability and upgrade to new-version packet switching equipment after examination of signaling volume

•	Additional Countermeasures to Prevent Future Interruptions

In order to prevent recurrence of similar issues, we have implemented countermeasures, including improving processing capabilities and procedures, re-examining construction procedures and other measures, and working to improve network infrastructure for the prevention of interruption recurrences and to achieve accident-free construction.

Areas of Improvement		Details of countermeasures	Completion (Expected) Date
Processing Capacity	Packet Switching Equipment	Installation of packet switching equipment based on results of processing capacity inspections	April 2012
		Enhanced processing capacity of a new version of packet switching equipment	August 2012
	sp-mode System	Introduction of newly developed mail information server	February 2012
		Improvement of software and installation of network equipment responding to the increasing number of smartphones	December 2012
	Traffic Overload	Rerouted processing away from malfunctioning channels	April 2012
		Rerouted processing when service control equipment switches to backup equipment	August 2012
	Increased Control Signal	Changes in radio connection procedures to allow the transmission of multiple applications with one wireless connection	December 2012

Processing Mode		Changes in connection procedures of sp-mode and mopera (new procedures that do not cause IP address conflicts)	March 2012
		Introduction of function to prevent problems with user identification information during processing	January 2012

Quality of Software		Maintenance of development documents and enforcement of tests	March 2012

Quality of Construction		Classification of the importance of each construction project by the impact on customers, sharing information within company, ensuring recovery procedures for unforeseen circumstances during constructions	February 2012
		Formulation of rules on construction time slot depending on the nature of constructions to minimize impact on customers	February 2012

In addition to the above-mentioned countermeasures, we will continue to seek cooperation of application providers to reduce the load on network and engage in the relevant activities at GSMA* or other forums on an ongoing basis.

In conjunction with these countermeasures, we have completed an inspection of our network infrastructure and operations covering 145 categories and comprising 256,966 items. As a result of these extensive companywide measures and inspections, we confirmed that our communication network can be operated stably. Going forward, we will continue to strengthen our network infrastructure to support growing smartphone traffic, including countermeasures for the increase of control signaling.

Further, we re-examined our construction plans and procedures, fully taking into account the impact on customers, and also improved the procedures for quickly and accurately informing customers about the operational status of our network. We will continue to devote our efforts to further enhancing the reliability of our communication network to allow customers to utilize our services free of any concerns.

*	GSMA(GSM Association) : an industry association of mobile operators.

13. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2012. The government of Japan, in the name of the Minister of Finance, owned 35.29% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2012, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted on an arm’s length basis. In the year ended March 31, 2012, we had sales of ¥34,596 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥212,913 million, ¥121,389 million and ¥91,416 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥38,336 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥210,446 million, ¥113,023 million and ¥76,214 million, respectively, in the year ended March 31, 2011. We also had receivables of ¥9,947 million from NTT and its subsidiaries and payables of ¥78,595 million to NTT and its subsidiaries as of March 31, 2012, compared to ¥10,430 million and ¥70,542 million as of March 31, 2011.

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

•	All former NTT employees transferred to us were required to be permanent employees, rather than being seconded from NTT.

•	We were to plan to have our shares listed and NTT’s ownership in us reduced approximately 5 years after incorporation.

•	We must not engage in joint procurement with NTT so as not to use NTT’s purchasing power with the objective of obtaining favorable treatment or pricing from its suppliers and manufacturers.

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

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and corporate auditors, and appropriation of dividends from retained earnings; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Mr. Hiroo Kusumoto, a full-time employee of NTT, serves part-time on our board of directors.

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

14. Employees

As of March 31, 2012, DOCOMO and its subsidiaries had 23,289 employees representing a increase of 335 employees since March 31, 2011. As of March 31, 2011, 2010 and 2009 we had 22,954, 22,297 and 21,831 employees, respectively. The average number of temporary employees for the year ended March 31, 2012 was 8,955.

Of our 23,289 employees on March 31, 2012, approximately 2,268 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2012, approximately 1,753 employees were working at overseas consolidated subsidiaries.

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

15. Legal Proceedings

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

C.    Organizational Structure

As of March 31, 2012, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2012.

D.    Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2012, we and our regional offices owned 3,687,160 square meters of land and 1,558,280 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2012, we leased 9,616,269 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the year ended March 31, 2012

•	Operating Results for the year ended March 31, 2011

•	Segment Information

•	Recent Accounting Pronouncements Not Yet Adopted

•	Critical Accounting Policies

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Prospects for Business Trends and Financial Performance

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

A. Operating Results

Overview

We are the largest cellular network operator in Japan providing a wide array of wireless communication services including cellular phone service. As of March 31, 2012, we had approximately 60.13 million subscriptions, which represented 46.9% of all cellular subscriptions in Japan. We earn revenues and generate cash primarily by offering a variety of wireless voice and data communication services and products. In cellular services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our nationwide packet communications network. In addition to cellular services, we presently provide credit services, home shopping services, internet access services for hotels and various other services.

During the fiscal year ended March 31, 2012, we worked particularly to expand subscribers’ packet usage. We promoted various initiatives to expand the user base of smartphones and PC data cards while enriching our content portfolio and taking other measures aimed at boosting users’ data usage. In particular, we aggressively promoted the sales of smartphones after significantly revamping our smartphone lineup through the introduction of two new product lines, “docomo with series” and “docomo NEXT series”, to make it easier for customers to choose the right model for their needs. We also launched the “dmarket” content market that is directly operated by us and the “dmenu” portal for smartphones, and implemented various initiatives aimed at improving our communication service quality and customer satisfaction on a continuing basis from the previous fiscal year.

In the period in and after June 2011, a series of service interruptions occurred in our communication network due to the surge in both data traffic and control signaling resulting from the rapid increase of smartphones, which caused malfunctions in our communication equipment. Despite our ongoing efforts to accommodate the growth of traffic, these accidents occurred as a result of a combination of multiple factors including, among other things, greater-than-expected network traffic and software glitches. In response to these problems, we established a Task Force for Improvement of Network Infrastructure to reinforce our operational structure so as to prevent recurrence of service interruptions, and we started implementing various other measures. The implementation of corrective measures for the causes of service interruptions was completed by February 29, 2012, and the additional measures to prevent recurrence of similar issues are expected to be completed before December 31, 2012.

The Great East Japan Earthquake in March 2011 caused damage to our communication and other facilities, resulting in disruption of services or other inconveniences to customers. By March 31, 2012, we nearly completed the repair of damaged facilities. The impact of the earthquake damage on our consolidated financial results for the fiscal years ended March 31, 2011 and 2012 was insignificant. However, based on the lessons learned from the experience of the earthquake, we implemented a wide range of new disaster preparedness measures comprising, among other things, measures for securing communication in key areas in the event of a disaster, measures for swift response to disaster-stricken areas, and measures for further improvement of customer convenience during disasters. We nearly completed the implementation of these new disaster preparedness measures by March 31, 2012.

For the year ended March 31, 2012, our operating revenues were ¥4,240.0 billion, an increase of ¥15.7 billion from the prior fiscal year due primarily to the increase in packet communication revenues and equipment sales revenues. Also, we continued our efforts to reduce cost on the expense side. As the result, we recognized operating income of ¥874.5 billion, achieving an increase of ¥29.7 billion from the prior fiscal year. Net income attributable to NTT DOCOMO, INC. decreased by ¥26.6 billion from the prior fiscal year to ¥463.9 billion mainly due to a decrease of the net deferred tax assets caused by the enactment of a tax reform to lower corporate tax rates going forward. Cash flows from operating activities were ¥1,110.6 billion, decreasing by ¥176.5 billion from the prior fiscal year mainly due to a decrease of revenues collections caused by bank closures at the end of the fiscal period and the decrease of cash collections in relation to subscribers’ handset purchases under the installment method. Capital expenditures increased by ¥58.4 billion from the prior fiscal year to ¥726.8 billion primarily due to the outlays for the repair of facilities damaged by the Great East Japan Earthquake and implementation of new disaster preparedness measures.

Trends in the Mobile Communications Industry in Japan

According to an announcement by the Telecommunications Carriers Association and cellular network operators, the mobile communications market in Japan saw an 8.67 million net increase in cellular subscriptions for the year ended March 31, 2012. The total number of cellular subscriptions in Japan grew to 128.20 million as of March 31, 2012, which represented a market penetration rate of approximately 100%.

The annual growth rate of cellular subscriptions was 4.4%, 6.6% and 7.3% for the years ended March 31, 2010, 2011 and 2012, respectively. The growth prospects of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by the increase of subscriptions achieved through the development of new markets such as smartphones, tablet devices, PC data cards, portable gaming consoles and built-in communication modules.

As of March 31, 2012, cellular services were provided in Japan by four network operators including us and their group companies. In addition to providing cellular services, the network operators also develop mobile phones and other communications devices compatible with their communications services jointly with manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, third-generation mobile communications (3G) services have already been introduced by all network operators in Japan and in recent years have become the mainstream service for all operator groups. In December 2010, we launched Japan’s first commercial service using LTE (Long-Term Evolution), a technical standard developed as an extension to the 3G system under a new service brand called “Xi”. As of March 31, 2012, the total number of subscriptions to Xi service was 2.22 million, increasing sharply from 26,000 as of March 31, 2011. Meanwhile, the sales of smartphones have recorded a remarkable increase in recent years. We expect this trend of expanded smartphone sales will continue going forward. According to our forecast, the size of the smartphone market is likely to become larger than that of the existing feature phone market within the fiscal year ending March 31, 2013.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions to devices used primarily for voice communication, data usage has been increasing owing to the expanded uptake of smartphones and growing adoption of flat-rate billing plans for unlimited packet access and high-speed data services, and new market opportunities are beginning to emerge in such areas as content and applications for mobile devices. On the other hand, the societal demands on network operators to secure sufficient network capacity to accommodate the growing data traffic and construct a reliable network capable of providing stable communication services even in disasters have been mounting.

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

•

New service introduction: Electronic payment using mobile phones, music and video distribution, automatic information delivery tailored to user’s preference, location information service, electronic book service, cloud service, provision of applications for mobile phones, etc.;

•

Provision of attractive devices: Release of devices equipped with various features such as contactless IC (Integrated Circuit) chip, GPS-based positioning functions, security functions, or waterproof capabilities, devices furnished with stylish designs, slim and light-weight devices, and devices with long battery hours, etc.;

•

Networks: Improvement of communications quality, expansion of high-speed data service areas using HSPA and LTE, construction of a network capable of delivering stable communication services even in disasters, etc.; and

•	Alliances: Collaboration with external partners in other industries, such as retailers, financial institutions, content holders, and application providers, etc.

Changes in the Japanese regulatory environment in recent years have accelerated competition among cellular network operators. In October 2009, the Ministry of Internal Affairs and Communications (MIC) published a report entitled “Interconnection Rules in Response to Changes in the Telecommunications Market Environment.” The report recommended that (1) in terms of interconnection charges, appropriate rules should be established for interconnection charges and the same rules should be applied to all cellular network operators, and (2) in terms of establishing rules for roaming, each cellular network operator should construct its own telecommunication networks in principle, because spectrum is scarce but allocated to cellular network operators in the mobile telecommunication business. In the Japanese mobile phone market, operators have hitherto provided handsets and network services based on the premise of applying SIM lock to mobile devices. In April 2010, however, the MIC conducted a public hearing concerning the use of SIM locks in mobile devices, and established guidelines in June 2010 presenting a move toward disabling SIM locks through voluntary actions of network operators. In response to this move, we decided to install a feature that can disable the SIM locks in principle to all mobile devices we release after April 2011.

In Japan, radio spectrum has been used in accordance with the “spectrum utilization fee system,” under which mobile network operators or other parties operating a radio base station using the spectrum allocated by the government are charged fees for the use of such spectrum. In December 2010, the MIC’s Policy Making Platform, a task force for ICT policies in a global era, presented a direction to promptly start studies on the introduction of an auction system for allocation of radio spectrum. Further, following the cabinet approval of the “Draft Partial Amendments to the Radio Law,” relevant government entities have commenced studies for the introduction of a spectrum auction system.

Further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent cellular network operators including us.

Innovations in internet technology may have a material impact on the mobile communications industry including ourselves. IP (Internet Protocol) telephony, which is a form of voice communications based on IP technology, has already become a popular means of communications in fixed-line services as a result of the broad penetration of local broadband access. If the application of IP telephony technology to mobile communications becomes widely accepted, it could cause a significant change in the revenue structure of the mobile communications industry. In recent years, the use of applications that enable voice communication over IP technology (VoIP) on smartphones has become popular. In addition, there are moves by some major cellular operators in overseas markets to introduce voice IP service over LTE networks (VoLTE). Hence, there is a possibility that the use of IP-based voice communication services may expand more extensively in mobile phones.

Meanwhile, progress has been made in the development of convergence services, combining fixed-line and mobile communications with rise in the penetration of mobile phones and broadband services. This concept of fixed-mobile convergence was previously limited only to the provision of single-bill service for both fixed and mobile services, or content/ e-mail address sharing between the two networks. In recent years, however, our competitors have been stepping up their efforts to offer converged fixed and mobile services as smartphone penetration rises. The use of such convergence services may accelerate more extensively in line with the further expansion of smartphone penetration, and the demand for seamless connectivity between fixed and mobile networks or composite devices supporting access to both fixed and mobile networks may increase in the future.

In the field of high-speed wireless networks, WiMAX was approved as a standard of the Institute of Electrical and Electronics Engineers in the United States. In Japan, WiMAX operators have successfully expanded their number of subscriptions to a certain size by March 31, 2012, following their launch of commercial services in July 2009.

Thus, we expect that the competitive environment for the mobile communications market will remain intense in the future due to market, regulatory and technology changes.

Operating Strategies

We believe that the cellular market in Japan has already entered a mature phase with its total cellular subscriptions exceeding 100 million in December 2007. In a mature market, it is necessary to attract subscribers of competitors because it is difficult to drive the acquisition of new subscribers by cultivating potential subscribers who have never owned a cellular phone. It is also indispensable to minimize the loss of subscriptions to competitors as a result of heated competition. As a market leader with the largest market share, we attach priority to the retention of existing subscriptions, and at the same time, we will aim to create new value in new business fields.

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

In November 2011, we announced our Medium-Term Vision 2015: “Shaping a Smart Life.” We formulated the vision to further accelerate the activities undertaken under our 2008 action plan “DOCOMO’s Change and Challenge to Achieve New Growth” as well as to establish clear steps and initiatives to be implemented for the transformation into an integrated service company, toward the realization our corporate vision 2020, “Pursuing Smart Innovation: HEART,” which we announced in July 2010.

Based on this Medium-Term Vision, while continually striving for improved customer satisfaction, we will propel the “evolution of mobile services” and “new value creation through convergence with industries and services” leveraging “docomo cloud” with the aim of offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and businesses, to fulfill smart lives.

<Initiatives for Evolution of Mobile Services>

We have hitherto worked toward the advancement of services and products offering a wide array of devices centered on smartphones. Going forward, toward further evolution of mobile services, we will continually endeavor to develop flexible and expandable services and content in an open environment, and improve their operability to ensure comfortable usage in pursuit of greater enjoyment and convenience for our customers.

In the area of devices, we will build attractive features into our products in an open environment to offer a lineup that can meet the individual needs of each customer. Specifically, we plan to introduce handsets furnished with waterproof casings, “Osaifu-Keitai” e-wallet and other functions highly sought by customers, models incorporating new functions or services like Xi or “NOTTV” multimedia broadcasting, and those supporting “emergency earthquake alert” or other safety/security-related features.

With respect to services, to provide customers with unprecedented levels of enjoyment and convenience, we will aim to realize multi-device environment, where users can utilize multiple devices with a single common ID, so that they can access various services with the optimal device depending on the circumstances or their preferences. At the same time, we will adopt new sensor technologies to store and process environmental data such as temperature, air pressure or radiation levels, thereby enabling delivery of new services.

On the other hand, as mobile devices and services become more sophisticated, it will be increasingly essential for us to provide customers with a stable communications environment. We plan to accommodate the growth of traffic by expanding our network capacity primarily using our Xi service, which features high-speed, large-capacity and low-latency transmission.

<New Value Creation through Convergence with Industries/Services>

As a telecommunications operator, we have traditionally pursued the potential of mobile communications. Going forward, however, we will drive innovation through the convergence of mobile with various other industries and services in collaboration with our alliance partners with the aim of creating new values and markets.

We plan to make strategic investments, pursuing majority investment opportunities in principle, in eight business areas that offer great synergies with our core mobile business, such as the media/content business which includes broadcasting and electronic publishing services and finance/payment business including credit or insurance services. Regarding our global business, we will continue to promote investments and alliances with overseas carriers, while actively developing platform business taking advantage of our expanding customer contacts.

<docomo cloud>

We will devote ourselves to advance mobile services and create new value through the convergence with various industries and services leveraging three clouds: the personal cloud, which serves as the platform underpinning a wide range of services for consumers; the business cloud, which functions as the solutions platform that allows us to propose new business styles; and the network cloud, which offers added values that can only be provided by a telecommunications carrier through the advanced information/communication processing capabilities of its network.

Taking the aforementioned actions as well as pursuing further operational efficiency by particularly focusing on cost reduction in such areas as network-related costs and other general expenses, we aim for a further increase in operating income for the fiscal year ending March 31, 2013. We will also strive to further expand our business by cultivating new business opportunities as well as becoming an “integrated service company placing mobile at the core” which we envisioned in our new corporate vision, “Pursuing Smart Innovation: HEART.”

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Revenues

Wireless Services

Wireless services revenues consist of “Cellular service revenues” and “Other revenues.” We earn our wireless services revenues primarily from basic monthly charges, calling charges for outgoing calls, packet communications charges, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Cellular services, which earn the majority of our overall revenues, consist of LTE-based Xi services, the third generation FOMA services, the second generation mova services and other services. We terminated mova services on March 31, 2012 to more efficiently concentrate our business resources.

(a)	Cellular services revenues

Cellular services revenues include voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges billed by connection time. The main source of our packet communications revenues are currently i-mode revenues, but smartphones and other new data services have become the largest drivers behind their growth. The amount of packet communications revenues has been increasing in line with the spread of smartphones and tablet devices, because some of our existing mobile phone users subscribe to tablets or other products as a second mobile device exclusively for data communications and also because users’ data usage generally increases after they migrate from a conventional i-mode handset to a smartphone. The contribution of packet communications revenues to our wireless services revenues has increased every year and accounted for 49.3% of wireless service revenues for the year ended March 31, 2012, as compared to 45.2% and 42.1% for the years ended March 31, 2011 and 2010, respectively.

Cellular services revenues are impacted by the changes in the total number of subscriptions, pricing measures such as the discounts and billing plans offered to customers as well as users’ usage behavior. In particular, the levels of revenues generated by each subscription have become increasingly diverse in recent years, as a result of the spread of smartphones, which generally generate higher data usage compared to conventional mobile phones, and the rise in demand for more diversified devices and services such as tablets (no voice communications capability and high data usage), communication modules embedded in various equipment (no voice communications capability and low data usage), portable gaming consoles and other data-only devices (no voice communications capability and data services provided through prepaid data billing plans).

As a result of our efforts to cultivate new market demands such as demand for tablet devices, our number of subscriptions has continued to increase, but the growth rate of conventional subscriptions that include voice service has been confined to a limited level. Our subscription churn rate, or contract termination rate, is an important performance indicator for us to achieve our important goal of retaining our current subscriptions. The churn has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our income by decreasing the average amount of revenues we are able to collect from each subscriber or by increasing our expenses. In order to keep our churn rate low, we have focused on subscriber retention by implementing certain measures including offering discounts for subscribers. During the fiscal year ended March 31, 2012, amid intensified competition resulting from our competitors’ intensified efforts to improve competitiveness in areas such as their handset lineup and network quality, we employed various measures aimed at improving customer satisfaction on a continuing basis from the previous fiscal year, including communications quality enhancement initiatives and revamping of after-sales support. To improve our communications quality, we offered a service in which we dispatch our field staff to customers’ premises within 48 hours, in principle, after setting up an appointment based on an inquiry from customers, and implemented various other measures aimed at enhancing our area coverage and network quality. To revamp our after-sales support, we continued to offer the “Mobile Phone Checking Service,” which provides users with free basic checkups and cleaning of handsets, and also continued the “Mobile Phone Protection & Delivery Service”, which is discussed later in the “(b) Other Revenues” section.

In view of the rise in demand for data services in recent years, we have significantly expanded our smartphone lineup and launched a content market “dmarket” that is directly operated by us, the “dmenu portal” for smartphones and the “docomo Anshin Scan” virus detection service for smartphones. In addition, we also started offering a number of services on smartphones that are popular in i-mode, such as “i-channel” and “i-concier.” With respect to Xi service, we progressively expanded its coverage, released Xi-enabled smartphone and tablet devices and launched the “Xi Talk 24” flat-rate voice plan offering 24-hour unlimited domestic voice calls to all of our users.

As a result of these endeavors, we were awarded the No. 1 ranking in the consumer satisfaction survey of an external research organization for two straight years. Our churn rate for the fiscal year ended March 31, 2012 was maintained at a low rate of 0.60%, though there was an increase from 0.47% for the previous fiscal year.

In 2007, we introduced a handset sales method called “Value Course.” “Value Course” is a sales method, in which the purchase of a handset is not discounted by a certain type of sales commission that had previously been paid to agent resellers, specifically designed for providing discounts on handset sales. As this handset sales method requires customers to pay full price to purchase a new handset, it awards the subscribers with a subscription to a billing plan with discounted basic monthly charges called “Value Plan.” The number of “Value Plan” subscriptions reached 45.21 million, or 75% of our total subscriptions, as of March 31, 2012. In 2011, we introduced the “Monthly Support” discount program that provides customers purchasing a smartphone or tablet, etc., under certain subscription conditions with prescribed amount of discounts, which vary by each model, on their monthly phone bill for up to 24 months. Because most of the customers purchasing a smartphone or tablet, etc., have opted to use “Monthly Support” discounts, the total number of “Monthly Support” subscriptions has been growing in line with the spread of smartphones and other applicable devices. Our voice revenues have been on a constant decline in recent years. This is due largely to the impact from the expanded uptake of the aforementioned “Value Plan” and “Monthly Support” program as well as the impact from the drop of billable MOU (Minutes of Use) resulting from the growing utilization of free calling allowances and changes in customer’s usage behavior such as increased utilization of data services. We expect the impact of “Monthly Support” discounts on our voice revenues will expand in the future as the number of smartphones and tablet devices sold increases.

The revisions made to the calculation method of our interconnection fees (access charges) have also contributed to the decline in voice revenues. From the fiscal year ended March 31, 2011, our interconnection fees are calculated in accordance with the “Guidelines for the Operation of the Type II Specified Telecommunications Equipment Systems” published by the Ministry of Internal Affairs and Communications in March 2010.

For the fiscal year ended March 31, 2012, although we achieved an increase in packet communications revenues as a result of our intensive efforts to boost the usage of data services and strengthen the sales of smartphones and other devices, our total cellular service revenues continued to decline because the increase of data revenues fell short of completely offsetting the drop in voice revenues resulting from the expanded uptake of “Value Plan” and “Monthly Support” discounts and reduced billable MOU.

Raising packet communications revenues is one of the top priorities in our business strategy, and we have employed various measures aimed at expanding subscribers’ packet usage. Such measures include expanding user base of smartphones, PC data cards and mobile Wi-Fi routers, encouraging subscribers to join flat-rate packet billing plans, expansion of video usage, enrichment of everyday life-oriented content, improving the ease of use and convenience of our products. We will strive to retain our existing subscriber base by enhancing the level of customer satisfaction, and achieve growth by increasing our packet communications revenues.

Cellular services revenues are essentially a function of our number of active subscriptions multiplied by the average monthly revenue per unit (“ARPU”). ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, calling charges and packet communications charges from designated services, by the number of active subscriptions to the relevant services. We use ARPU as a performance indicator to measure average monthly revenues per subscription. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees. We believe that our ARPU figures calculated in this way provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. Our aggregate ARPU (Xi+FOMA+mova) has been on a constant decline, and the drop of voice ARPU, in particular, has accelerated in recent years, This is due to mainly to the impact from the expanded uptake of the aforementioned discount programs as well as the impact from the increase of data-only service subscriptions that do not accompany voice communication services. We expect the use of data-only devices will expand in the future, which will likely continue to put downward pressure on our voice ARPU.

(b)	Other Revenues

The primary items comprising other revenues include external sales revenues of consolidated subsidiaries, “Mobile Phone Protection & Delivery Service”-related revenues and credit services business revenues.

External Sales Revenues of Consolidated Subsidiaries

External sales revenues of consolidated subsidiaries include the revenues from home shopping service, Internet access service for hotel facilities and other services provided through our consolidated subsidiaries. In April 2009, as a step to invigorate the mobile e-commerce market that offers great potential for growth in the future, we entered the home shopping business by acquiring a majority stake in OAK LAWN MARKETING, INC., a leading TV shopping service provider in Japan.

“Mobile Phone Protection & Delivery Service”-related revenues

“Mobile Phone Protection & Delivery Service” is a service that covers handset issues such as loss and water exposure, and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call for a monthly fee prescribed for each handset model (either ¥294 or ¥399). The monthly fees are set at a level close to the insurance premium born by us for the provision of service. As of March 31, 2012, the total number of subscriptions to “Mobile Phone Protection & Delivery Service” was 35.36 million.

Credit Services Business Revenues

Following the launch of our credit brand “iD” in December 2005, we commenced a proprietary mobile credit payment service “DCMX” in April 2006. These services enable credit payment using mobile phones with the contactless IC chips embedded inside the handsets. With the combined subscriptions to “DCMX” service reaching 12.95 million and the number of “iD” reader terminals installed growing to 550,000 as of March 31, 2012, the total amount of credit transactions handled has also been rising.

Equipment Sales

We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets to agent resellers for sale to our subscribers.

As described in the section of Wireless Services above, we introduced a handset sales method, “Value Course,” in 2007. Payment in installments is made available for a subscriber to purchase a handset from agent resellers under this “Value Course” purchase scheme. If a subscriber chooses to pay in installments, under the agreement entered into among the subscriber, the agent reseller and us, we provide funds by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. This agreement is separate from the telecommunications service contract entered into between the subscriber and us, or the equipment sales contract concluded between the agent reseller and subscriber. Because the revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, cash collection of the installments receivable for the purchased handset from subscribers do not have an impact on any of our revenues, including equipment sales revenues.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 11.8% of total operating revenues for the year ended March 31, 2012. We account for a portion of the sales commissions that we pay to agent resellers as a reduction in equipment sales revenues in accordance with U.S. GAAP. As a result, structurally, the cost of equipment sold has exceeded equipment sales revenues. Because we have reduced the amount of sales commissions following the introduction of “Value Course”, the amount of sales commissions deducted from equipment sales revenues decreased significantly, and the effects of the excess amount of cost of the equipment sold over equipment sales revenues has also weakened. During the year ended March 31, 2012, equipment sales revenues increased by ¥21.5 billion or 4.5% compared to the prior fiscal year due mainly to an increase in the total number of devices sold driven by the strong sales of smartphones.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section below.

Creation of New Revenues Sources

As the Japanese mobile phone market continues to mature, we will work to further reinforce our wireless communication business while securing new revenue sources by driving innovation through the convergence of mobile with various industries and services. Having identified the eight business fields of “media/content”, “commerce”, “finance/payment”, “medical/healthcare”, “environment/ecology”, “M2M”, “aggregation/platform” and “safety/security” as areas that can offer great synergies with our core mobile business, we plan to make strategic investments in these areas in principle by acquiring a majority stake in relevant companies. Principal actions undertaken in these new business fields are summarized below:

Media/Content Business

In December 2011, along with leading Japanese broadcasting companies, we made an additional investment in our subsidiary, mmbi, Inc., which brought our total investment in the company to ¥30.0 billion and our ownership to 60.5%. In April 2012, mmbi began operating NOTTV, the first-ever broadcasting station specifically for smartphones. The company provides interactive programs through three real-time channels and through stored-content services. Going forward, it plans to offer digital content other than video content such as e-books.

Commerce Business

In March 2012, we acquired common shares and stock acquisition rights equivalent to 71.6% of the total number of shares issued by Radishbo-ya Co., Ltd., a premium home delivery service provider of organic and preservative-free foods for ¥5.3 billion, aiming to swiftly establish the foundation for commerce business and to expand the membership-based home food delivery service market in Japan by combining it with mobile communications services. Following the acquisition, Radishbo-ya became our consolidated subsidiary.

In April 2012, we established a new joint venture company with Intage, Inc. The new joint venture, DOCOMO Insight Marketing, Inc., plans to launch a new type of mobile-based research and marketing support business leveraging smartphones and other mobile devices, by combining Intage’s data analysis and product development know-how with our DOCOMO Premier Club customer base of approximately 50 million. We are a 51.0% owner in this joint venture.

In June 2012, our board of directors approved the acquisition of an additional 8.1% stakes in Tower Records Japan Inc., which will raise our total ownership in Tower Records Japan to 50.3%. Following the acquisition, Tower Records Japan will become our consolidated subsidiary.

Medical/Healthcare Business

In December 2011, we started “docomo Healthcare” service, which provides users with support for health management and disease prevention through smartphones and other devices. In April 2012, we entered into a joint venture agreement with Omron Healthcare Co. Ltd., with a view to establishing a joint venture to develop and offer healthcare and medical support services by making use of “docomo Healthcare” and the health management service platform operated by Omron Healthcare. Our ownership in the new joint venture is expected to be 66%.

Aggregation/Platform Business

In November 2011, net mobile AG, our German-based subsidiary which operates platforms for mobile content distribution and billing services provided mainly to mobile operators in Europe, acquired Bankverein Werther AG, which holds licenses for banking business in Germany and credit card business in Europe. By acquiring Bankverein Werther’s service infrastructure and backbone system, net mobile aims to make functional enhancements to its distribution and billing platforms.

In May 2012, we announced that we intend to acquire all shares in Buongiorno S.p.A., one of the largest providers of mobile internet content and apps in Europe through a public tender offer. The tender offer will be conducted by our German subsidiary, DOCOMO Deutschland GmbH. Leveraging Buongiorno’s global customer base that allows it to reach customers in 57 countries, we intend to strengthen the foundation of our mobile platform businesses overseas. The maximum amount that the tender can reach is approximately €224 million or approximately ¥24 billion.

We will continue to strive to expand these new business fields going forward. We intend to pursue investments and alliances with the aim of strengthening our operations, without distinction as to core or new business, to expand our revenues and achieve sustained growth. We will continually seek opportunities of investment and alliance that will benefit our business management.

Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our subscribers with wireless communication services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our wireless services, and insurance costs related to “Mobile Phone Protection & Delivery Service.” Cost of services accounted for 26.6% of our total operating expenses for the year ended March 31, 2012. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 36.8% and 23.6% of the total cost of services, respectively. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the year ended March 31, 2012 decreased by ¥2.6 billion or 0.3% from the prior fiscal year to ¥893.9 billion. While communication network charges decreased compared to the prior fiscal year, other costs such as insurance costs increased. The insurance costs increased due to an increase of subscriptions for “Mobile Phone Protection & Delivery Service”.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 20.7% of our operating expenses for the year ended March 31, 2012. The cost of equipment sold for the fiscal year ended March 31, 2012 increased by ¥32.2 billion, or 4.9%, compared to the prior fiscal year, primarily because the cost increase resulting from the growth in the total number of handsets sold was larger than the reduction in the per-unit cost of procurement achieved through an increase in the sales of low-price handsets featuring stylish designs and the rise in the proportion of globally marketed smartphones, which can be procured at relatively low costs due to their global reach, in our lineup of high-end models.

Depreciation and Amortization

Depreciation and amortization accounted for 20.3% of our operating expenses for the year ended March 31, 2012. In order to respond attentively to demand from our subscribers, we made capital investments primarily for the FOMA services network during the period through March 31, 2012. We also worked for the early restoration of communication facilities damaged by the Great East Japan Earthquake and implemented new disaster preparedness measures based on the lessons learned from the experience of the earthquake. The principal actions undertaken during the fiscal year ended March 31, 2012, included the following:

•	Further enhancement of FOMA network service area quality to respond attentively to customers’ requests;

•	Reinforcement of network facilities in response to the traffic growth resulting from the increased adoption of smartphones, etc.;

•	Roll-out of LTE-based Xi service areas;

•	Restoration of facilities damaged by the Great East Japan Earthquake; and

•	Implementation of new disaster preparedness measures, such as roll-out of large-zone base stations and introduction of uninterruptible power supply in selected base stations, etc.

We have been involved with cost saving efforts such as economized procurement, design and installment of low-cost devices and improvements in construction processes. Our annual capital expenditures have been declining after FOMA-related network investments peaked in the fiscal year ended March 31, 2007, which resulted in a decrease in depreciation and amortization expenses in the subsequent years. As a consequence, depreciation and amortization expenses for the fiscal year ended March 31, 2012 decreased by ¥8.3 billion, or 1.2% from the prior fiscal year to ¥684.8 billion. However, due to impacts from the outlays for the aforementioned disaster damage recovery and new disaster preparedness measures, and the additional investments for the improvement of network infrastructure aimed for stable network operations and further processing capacity enhancement, depreciation and amortization expenses for a few subsequent fiscal years are projected to be higher than the level for the fiscal year ended March 31, 2012.

For more details concerning our capital expenditures, please refer to “Capital Expenditures” in this Item 5.B.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 32.4% of our total operating expenses for the year ended March 31, 2012. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. In accordance with U.S. GAAP, in our accounting, a portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of commissions, both sales activities linked and non-sales activities linked, as selling, general and administrative expenses. The expenses incurred in relation to “docomo Points Service” customer loyalty program, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses.

Our total selling, general and administrative expenses for the fiscal year ended March 31, 2012 declined compared to the prior fiscal year, due mainly to a reduction in “docomo Points Service” -related expenses resulting from the revisions made to the loyalty program in April 2011, and a decrease in after-sales support-related expenses resulting from the decline in the number of handsets submitted for repair in line with the increase of subscribers migrating to a smartphone, which offset the growth in commissions paid to agent resellers caused by an increase in the number of purchase orders processed due to expanded smartphone sales.

Operating Income

As described above, operating revenues for the year ended March 31, 2012 increased from the prior fiscal year because the increase in equipment sales revenues was greater than the decrease in wireless services revenues. On the other hand, operating expenses recorded a decrease from the prior fiscal year owing mainly to a reduction in network-related costs and our ongoing cost-cutting efforts, which more than offset the increase in cost of equipment sold. As a result, operating income recorded a year-on-year increase.

Other income and expenses, Equity in net income (losses) of affiliates

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. In accordance with U.S. GAAP, the investment is accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when we are able to exercise significant influence over the investee, but do not have a controlling financial interest. In accordance with equity method accounting, we include our equity in the net income or losses of affiliates in our consolidated statements of income. Where we do not have an ability to exercise significant influence over the investee, we include the investment at cost or fair value as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. The impairment charges for “Marketable securities and other investments” and realized gains or losses from sales of “Investments in affiliates” and “Marketable securities and other investments” are recognized in “Other income and expenses,” whereas the impairment charges for “Investments in affiliates” are recognized in “Equity in net income (losses) of affiliates.” Please refer to “Critical Accounting Policies—Impairment of investments,” regarding our accounting policy for the impairment of investments.

Operating Results for the year ended March 31, 2012

The following discussion includes analysis of our operating results for the year ended March 31, 2012. The tables below describe selected income statement data:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2011	2012	Increase (Decrease)	Change (%)
Operating revenues:
Wireless services	¥3,746,869	¥3,741,114	¥(5,755)	(0.2)%
Cellular services revenues	3,407,145	3,385,737	(21,408)	(0.6)%
–Voice revenues (1)	1,712,218	1,541,884	(170,334)	(9.9)%
Including: FOMA services	1,658,863	1,518,328	(140,535)	(8.5)%
–Packet communications revenues	1,694,927	1,843,853	148,926	8.8%
Including: FOMA services	1,679,840	1,809,790	129,950	7.7%
Other revenues	339,724	355,377	15,653	4.6%

Equipment sales	477,404	498,889	21,485	4.5%

Total operating revenues	4,224,273	4,240,003	15,730	0.4%

Operating expenses:
Cost of services	896,502	893,943	(2,559)	(0.3)%
Cost of equipment sold	662,829	695,008	32,179	4.9%
Depreciation and amortization	693,063	684,783	(8,280)	(1.2)%
Selling, general and administrative	1,127,150	1,091,809	(35,341)	(3.1)%

Total operating expense	3,379,544	3,365,543	(14,001)	(0.4)%

Operating income	844,729	874,460	29,731	3.5%
Other income (expense)	(9,391)	2,498	11,889	—

Income before income taxes and equity in net income (losses) of affiliates	835,338	876,958	41,620	5.0%
Income taxes	337,837	402,534	64,697	19.2%

Income before equity in net income (losses) of affiliates	497,501	474,424	(23,077)	(4.6)%
Equity in net income (losses) of affiliates (net of applicable taxes)	(5,508)	(13,472)	(7,964)	(144.6)%

Net income	491,993	460,952	(31,041)	(6.3)%
Less: Net (income) loss attributable to noncontrolling interests	(1,508)	2,960	4,468	—

Net income attributable to NTT DOCOMO, INC.	¥490,485	¥463,912	¥(26,573)	(5.4)%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the year ended March 31, 2012 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2012, were ¥4,240.0 billion, an increase of ¥15.7 billion or 0.4% from ¥4,224.3 billion for the prior fiscal year. Wireless services revenues were ¥3,741.1 billion, decreasing by ¥5.8 billion or 0.2% compared to ¥3,746.9 billion for the prior fiscal year. Consequently, the contribution of wireless services revenues to our total operating revenues for the fiscal year ended March 31,

2012 decreased to 88.2% from 88.7% for the prior fiscal year. The year-on-year decrease in wireless services revenues was primarily attributable to the drop of cellular services revenues, particularly voice revenues. The decline in cellular services revenues was the net result of the decrease in voice revenues (which dropped by ¥170.3 billion or 9.9% to ¥1,541.9 billion from ¥1,712.2 billion for the prior fiscal year), which was partially offset by the increase in packet revenues (which grew by ¥148.9 billion or 8.8% from ¥1,694.9 billion in the prior fiscal year to ¥1,843.9 billion). The primary factors behind the decline of voice revenues were the increase in the number of users subscribing to the “Value Plan” and “Monthly Support” discount program, and decline in billable MOU. Consequently, voice ARPU deceased by ¥330 or 13.0% from ¥2,530 for the prior fiscal year to ¥2,200. On the other hand, the increase in packet communication revenues was driven mainly by the expansion of data usage achieved by spreading the use of smartphones, acquiring new smartphone users and capturing new demands leveraging mobile Wi-Fi routers and tablet devices. Because smartphone users’ data usage is generally higher compared to that of conventional i-mode handset users, the increase in the number of subscribers migrating to a smartphone tends to result in an expansion of packet revenues. For the year ended March 31, 2012, we sold a total of 8.82 million smartphone units. As a result, our packet ARPU grew by ¥130 or 5.1% from ¥2,540 for the prior fiscal year to ¥2,670.

Equipment sales revenues increased by ¥21.5 billion or 4.5% to ¥498.9 billion for the year ended March 31, 2012 from ¥477.4 billion for the prior fiscal year, due mainly to an increase in the number of handsets sold.

Operating expenses decreased by ¥14.0 billion or 0.4% from ¥3,379.5 billion for the prior fiscal year to ¥3,365.5 billion for the fiscal year ended March 31, 2012. This was mainly attributable to a decreases in selling, general and administrative expenses of ¥35.3 billion or 3.1% from ¥1,127.2 billion for the prior fiscal year to ¥1,091.8 billion for the fiscal year ended March 31, 2012 resulting from the decline in customer service-related expenses, and a decrease in depreciation and amortization, which declined by ¥8.3 billion or 1.2% from ¥693.1 billion for the prior fiscal year to ¥684.8 billion for the fiscal year ended March 31, 2012, although cost of equipment sold increased by ¥32.2 billion or 4.9% to ¥695.0 billion from ¥662.8 billion for the prior fiscal year primarily as a result of an increase in the number of handsets sold.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2012 increased by ¥29.7 billion or 3.5%, from ¥844.7 billion for the prior fiscal year to ¥874.5 billion. Accordingly, the operating income margin improved from 20.0% for the prior fiscal year to 20.6%. The increase in operating income margin was driven mainly by the reduction of network-related costs and other continuing cost-efficiency improvement efforts in areas including customer services as aforementioned.

Other income (expense) includes items such as interest expense, interest income, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We recognized ¥2.5 billion as “other income, net” for the fiscal year ended March 31, 2012, increasing income by ¥11.9 billion compared to the prior fiscal year, during which we recognized “other expense, net” of ¥9.4 billion. This is mainly because we recognized other-than-temporary impairment charges for marketable securities and other investment in the prior fiscal year, while we recognized only minimal other-than-temporary impairment charges in the fiscal year ended March 31, 2012.

Income before income taxes and equity in net income (losses) of affiliates increased by ¥41.6 billion or 5.0% to ¥877.0 billion for the fiscal year ended March 31, 2012, from ¥835.3 billion for the prior fiscal year.

Income taxes were ¥402.5 billion for the year ended March 31, 2012 and ¥337.8 billion for the year ended March 31, 2011, representing effective income tax rates of approximately 45.9% and 40.4% for the fiscal years ended March 31, 2012 and March 31, 2011, respectively. The increase in effective tax rate for the year ended March 31, 2012 was mainly due to the changes in corporate tax rates resulting from the enactment of the act for partial amendment to the Japanese corporate tax law on November 30, 2011. The aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% for deferred tax assets and liabilities resulting from temporary differences that were expected to be recovered or settled in the fiscal years ending

March 31, 2013 and March 31, 2016 or thereafter. Due to the change in the enacted tax rates, net deferred tax assets existing at the enactment date decreased by ¥36.5 billion, and the impact was charged to income taxes expense.

We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax, corporate inhabitant income taxes and special local corporation tax, which in the aggregate amounted to a statutory income tax rate of 40.8% for both fiscal years ended March 31, 2012 and March 31, 2011. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective tax rate and statutory income tax rate for the year ended March 31, 2011 arose primarily from such special tax allowances, and for the year ended March 31, 2012, from the aforementioned change in corporate tax rate in relation to amendment of Japanese corporate tax law.

For equity in net losses of affiliates (net of applicable taxes), we recognized our equity in the net losses of our affiliates of ¥13.5 billion for the fiscal year ended March 31, 2012 and ¥5.5 billion for the fiscal year ended March 31, 2011. This was due to the increase of losses of some affiliates including Tata Teleservices Limited, offsetting against the increase in income of other affiliates, that were reflected in our consolidated results.

As a result of the foregoing, we reported ¥463.9 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥26.6 billion or 5.4% from ¥490.5 billion for the prior fiscal year.

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2012 and 2011 are provided below:

Key Performance Indicators

	Years ended March 31
	2011	2012	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	58,010	60,129	2,120	3.7%
Xi services (thousands)	26	2,225	2,199	—
FOMA services (thousands)	56,746	57,905	1,159	2.0%
mova services (thousands)	1,239	0	(1,239)	(100.0)%
packet flat-rate services (thousands)	31,921	36,295	4,374	13.7%
i-mode services (thousands)	48,141	42,321	(5,819)	(12.1)%
sp-mode services (thousands)	2,095	9,586	7,492	357.7%
Market Share (%) (1)(2)	48.5	46.9	(1.6)	—
Aggregate ARPU (Xi+FOMA+mova) (yen/month/subscription) (3)	5,070	4,870	(200)	(3.9)%
Voice ARPU (yen/month/subscription) (4)	2,530	2,200	(330)	(13.0)%
Packet ARPU (yen/month/subscription)	2,540	2,670	130	5.1%
MOU (Xi+FOMA+mova) (minutes/month/subscription) (3)(5)	134	126	(8)	(6.0)%
Churn Rate (%) (2)	0.47	0.60	0.13	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data calculated excluding Communication Module Services-related revenues and subscriptions, and Phone Number Storage and Mail Address Storage services-related revenues and subscriptions
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
FY Results: Sum of number of active subscriptions for each month* from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Operating Results for the year ended March 31, 2011

The following discussion includes analysis of our operating results for the year ended March 31, 2011. The tables below describe selected income statement data for the fiscal years ended March 31, 2011 and 2010:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2010	2011	Increase (Decrease)	Change (%)
Operating revenues:
Wireless services	¥3,776,909	¥3,746,869	¥(30,040)	(0.8)%
Cellular services revenues	3,499,452	3,407,145	(92,307)	(2.6)%
–Voice revenues (1)	1,910,499	1,712,218	(198,281)	(10.4)%
Including: FOMA services	1,785,518	1,658,863	(126,655)	(7.1)%
–Packet communications revenues	1,588,953	1,694,927	105,974	6.7%
Including: FOMA services	1,558,284	1,679,840	121,556	7.8%
Other revenues	277,457	339,724	62,267	22.4%

Equipment sales	507,495	477,404	(30,091)	(5.9)%

Total operating revenues	4,284,404	4,224,273	(60,131)	(1.4)%

Operating expenses:
Cost of services	900,642	896,502	(4,140)	(0.5)%
Cost of equipment sold	698,495	662,829	(35,666)	(5.1)%
Depreciation and amortization	701,146	693,063	(8,083)	(1.2)%
Selling, general and administrative	1,149,876	1,127,150	(22,726)	(2.0)%

Total operating expense	3,450,159	3,379,544	(70,615)	(2.0)%

Operating income	834,245	844,729	10,484	1.3%
Other income (expense)	1,912	(9,391)	(11,303)	—

Income before income taxes and equity in net income (losses) of affiliates	836,157	835,338	(819)	(0.1)%
Income taxes	338,197	337,837	(360)	(0.1)%

Income before equity in net income (losses) of affiliates	497,960	497,501	(459)	(0.1)%
Equity in net income (losses) of affiliates (net of applicable taxes)	(852)	(5,508)	(4,656)	(546.5)%

Net income	497,108	491,993	(5,115)	(1.0)%
Less: Net (income) loss attributable to noncontrolling interests	(2,327)	(1,508)	819	35.2%

Net income attributable to NTT DOCOMO, INC.	¥494,781	¥490,485	¥(4,296)	(0.9)%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the year ended March 31, 2011 and comparison with the prior fiscal year

Our operating revenues for the fiscal year ended March 31, 2011, were ¥4,224.3 billion, a decline of ¥60.1 billion or 1.4% from ¥4,284.4 billion for the prior fiscal year. Wireless services revenues were ¥3,746.9 billion, decreasing by ¥30.0 billion or 0.8% compared to ¥3,776.9 billion for the prior fiscal year. Consequently, the contribution of wireless services revenues to our total operating revenues for the fiscal year ended March 31, 2011 increased to 88.7% from 88.2% for the prior fiscal year. The year-on-year decrease in wireless services revenues was primarily attributable to the drop of cellular services revenues, particularly voice revenues. The decline in cellular services revenues was the net result of the decrease in voice revenues (which dropped by ¥198.3 billion or 10.4% to ¥1,712.2 billion from ¥1,910.5 billion for the prior fiscal year), which was partially offset by the increase in packet revenues (which grew by ¥106.0 billion or 6.7% from ¥1,589.0 billion in the prior fiscal year to ¥1,694.9 billion). Of the cellular services revenues, the revenues generated by FOMA voice services decreased by ¥126.7 billion or 7.1% from ¥1,785.5 billion for the prior fiscal year to ¥1,658.9 billion for the fiscal year ended March 31, 2011. On the other hand, the revenues generated by FOMA packet services increased to ¥1,679.8 billion, up ¥121.6 billion or 7.8%, from ¥1,558.3 billion for the prior fiscal year. The primary factors behind the decline in voice revenues were the increase in the number of users subscribing to the “Value Plan” and decline in billable MOU. This resulted in a decrease in voice ARPU of ¥370 or 12.8% from ¥2,900 for the prior fiscal year to ¥2,530. The main reasons for the increase in packet ARPU included the impact of expanded data usage resulting from our efforts for boosting the usage of i-mode service, migrating existing subscribers to smartphones and acquiring new smartphone subscriptions, and cultivating new demand for mobile Wi-Fi routers and tablet devices. Consequently, packet ARPU grew by ¥90 or 3.7% from ¥2,450 for the prior fiscal year to ¥2,540.

Equipment sales revenues decreased by ¥30.1 billion or 5.9% to ¥477.4 billion for the year ended March 31, 2011 from ¥507.5 billion for the prior fiscal year, due mainly to a reduction in the wholesale price per unit.

Operating expenses decreased by ¥70.6 billion or 2.0% from ¥3,450.2 billion for the prior fiscal year to ¥3,379.5 billion for the fiscal year ended March 31, 2011. This was mainly attributable to a decrease in cost of equipment sold, which dropped by ¥35.7 billion or 5.1% to ¥662.8 billion from ¥698.5 billion for the prior fiscal year as a result of a reduction in the handset procurement cost per unit; a reduction in selling, general and administrative expenses of ¥22.7 billion or 2.0% from ¥1,149.9 billion for the prior fiscal year to ¥1,127.2 billion for the fiscal year ended March 31, 2011 resulting from the decline in customer service-related expenses; and a decrease in depreciation and amortization, which declined by ¥8.1 billion or 1.2% from ¥701.1 billion for the prior fiscal year to ¥693.1 billion for the fiscal year ended March 31, 2011.

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

Other income (expense) includes items such as interest income, interest expense, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We recognized ¥9.4 billion as “other expense, net” for the fiscal year ended March 31, 2011, increasing by ¥11.3 billion compared to the prior fiscal year, during which we recognized “other income, net” of ¥1.9 billion. This is mainly because we recognized other-than-temporary impairment charges of ¥13.4 billion for marketable securities and other investment in the fiscal year ended March 31, 2011, while we recognized only minimal other-than-temporary impairment charges in the prior fiscal year ended March 31, 2010.

Income before income taxes and equity in net income (losses) of affiliates decreased by ¥0.8 billion or 0.1% to ¥835.3 billion for the fiscal year ended March 31, 2011, from ¥836.2 billion for the prior fiscal year.

Income taxes were ¥337.8 billion for the year ended March 31, 2011 and ¥338.2 billion for the year ended March 31, 2010, representing an effective income tax rate of approximately 40.4% for both fiscal years. We are subject to income taxes imposed by various taxing authorities in Japan, including corporate income tax, corporate enterprise tax, corporate inhabitant income taxes and special local corporation tax, which in the aggregate amounted to a statutory income tax rate of 40.8% for both fiscal years ended March 31, 2011 and March 31, 2010. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective tax rate and statutory income tax rate for the years ended March 31, 2011 and 2010 arose primarily from such special tax allowances.

For equity in net losses of affiliates (net of applicable taxes), we recognized our equity in the net losses of our affiliates of ¥5.5 billion for the fiscal year ended March 31, 2011 and ¥0.9 billion for the fiscal year ended March 31, 2010.

As a result of the foregoing, we reported ¥490.5 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥4.3 billion or 0.9% from ¥494.8 billion for the prior fiscal year.

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2011 and 2010 are provided below:

Key Performance Indicators

	Years ended March 31
	2010	2011	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	56,082	58,010	1,928	3.4%
Xi services (thousands)	—	26	—	—
FOMA services (thousands)	53,203	56,746	3,542	6.7%
mova services (thousands)	2,879	1,239	(1,640)	(57.0)%
packet flat-rate services(thousands)	25,767	31,921	6,154	23.9%
i-mode services (thousands)	48,992	48,141	(851)	(1.7)%
sp-mode services (thousands)	—	2,095	—	—
Market Share (%) (1)(2)	50.0	48.5	(1.5)	—
Aggregate ARPU (Xi+FOMA+mova) (yen/month/subscription) (3)	5,350	5,070	(280)	(5.2)%
Voice ARPU (yen/month/subscription) (4)	2,900	2,530	(370)	(12.8)%
Packet ARPU (yen/month/subscription)	2,450	2,540	90	3.7%
MOU (Xi+FOMA+mova) (minutes/month/subscription) (3)(5)	136	134	(2)	(1.5)%
Churn Rate (%) (2)	0.46	0.47	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data calculated excluding Communication Module Services-related revenues and subscriptions, and Phone Number Storage and Mail Address Storage services-related revenues and subscriptions
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Definition of ARPU
Aggregate ARPU:	Voice ARPU + Packet ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
FY Results: Sum of number of active subscriptions for each month* from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Segment Information

General

Our chief operating decision maker (“CODM”) is the board of directors. The CODM evaluates the performance and makes resource allocations of our segments based on the information derived from our internal management reports.

We have five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

Mobile phone business

For the year ended March 31, 2012, operating revenues from our mobile phone business segment increased by ¥19.9 billion or 0.5% to ¥4,110.6 billion from ¥4,090.7 billion in the prior fiscal year. Cellular services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥21.4 billion or 0.6% to ¥3,385.7 billion for the year ended March 31, 2012 from ¥3,407.1 billion in the prior fiscal year. Equipment sales revenues increased by 21.5 billion or 4.5% to ¥498.9 billion for the year ended March 31, 2012 from ¥477.4 billion for the prior fiscal year due to an increase in the number of handsets sold. Revenues from our mobile phone business segment represented 96.9% and 96.8% of total operating revenues for the years ended March 31, 2012 and 2011, respectively. Operating expenses in our mobile phone business segment decreased by ¥9.7 billion or 0.3% to ¥3,224.2 billion from ¥3,233.9 billion in the prior fiscal year. This was mainly due to the reduction of network-related costs and other continuing cost-efficiency improvement efforts in areas including customer services. As a result, segment income from our mobile phone business increased by ¥29.6 billion or 3.5% to ¥886.3 billion compared to ¥856.7 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the Year Ended March 31, 2012,” which were discussed above.

All other businesses

Operating revenues from all other businesses decreased by ¥4.2 billion or 3.1% from ¥133.6 billion in the prior fiscal year to ¥129.4 billion for the year ended March 31, 2012, which represented 3.1% of total operating revenues. Operating expenses from all other businesses decreased by ¥4.3 billion or 3.0% from ¥145.6 billion in the prior fiscal year to ¥141.3 billion. The decrease in operating revenues was mainly due to the decrease in miscellaneous businesses and the decrease in operating expenses was mainly due to the reduction of costs related to our credit services business. Consequently, operating loss from all other businesses for the year ended March 31, 2012 slightly improved to ¥11.9 billion from ¥12.0 billion in the prior fiscal year.

Recent Accounting Pronouncements Not Yet Adopted

As of March 31, 2012, we expect that any recent accounting pronouncements not yet adopted will have no material impacts on our operating results or financial positions.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2012, 2011 and 2010 were ¥684.8 billion, ¥693.1 billion and ¥701.1 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set up to 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. In the fiscal years ended March 31, 2012, 2011 and 2010, changes to the estimated useful lives of certain property, plant and equipment, internal use software and other intangible assets did not have a material impact on our operating results or financial positions.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets other than goodwill and other indefinite intangibles to be held and used, including fixed assets such as our property, plant and equipment and certain identifiable intangibles such as software for telecommunications network, internal-use software and rights to use telecommunications facilities of wire line network operators, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, although it is affected by some similar factors. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	loss of operating cash flow in current period;

•	introduction of competitive technologies and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscriptions;

•	changes in the manner of usage of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. We did not recognize any impairment charges for the years ended March 31, 2011 and 2010. We recognized impairment loss for a certain long-lived asset for the fiscal year ended March 31, 2012. The impact of the impairment on our financial results was insignificant.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net losses of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2012, the total carrying value of ”Investments in affiliates” was ¥480.1 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥128.4 billion. Major investee companies of us are Sumitomo Mitsui Card Co., Ltd., TTSL (Tata Teleservices Limited) of India and PLDT (Philippine Long Distance Telephone Company) of Philippine, all of which are included in “Investments in affiliates” as of March 31, 2012.

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes requires estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values.

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

For the year ended March 31, 2012, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates, but the impact of the impairment charges on our results of operations and financial position was inconsequential. We did not recognize any impairment charges on “Investments in affiliates” for the years ended March 31, 2011 and 2010.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥4.0 billion, ¥13.4 billion and ¥4.0 billion for the years ended March 31, 2012, 2011 and 2010, respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2012 and 2011 was ¥182.9 billion and ¥199.6 billion, respectively. Point program expense for the years ended March 31, 2012, 2011 and 2010 was ¥95.8 billion, ¥126.8 billion and ¥142.2 billion, respectively.

In determining the accrued liabilities for point programs, we estimate such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2012, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.6 billion, if all the other factors are held constant.

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. We also participate in the NTT CDBP, a contributory defined benefit welfare pension plan sponsored by NTT group.

Calculation of the amount of pension cost and liabilities for retirement allowances requires us to make various judgments and assumptions including the discount rate, expected long-term rate of return on plan assets, long-term rate of salary increases and expected remaining service lives of our plan participants. We believe that the most significant of these assumptions in the calculations are the discount rate and the expected long-term rate of return on plan assets. We determine an appropriate discount rate based on current market interest rates on high-quality, fixed income debt securities that are currently available and expected to be available during the period to maturity of the pension benefits. In determining the expected long-term rate of return on plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical performances. The rates are reviewed annually and we review our assumptions in a timely manner when an event occurs that would have significant influence on the rates or the investment environment changes dramatically.

The discount rates applied in determination of the projected benefit obligations as of March 31, 2012 and 2011, and expected long-term rates of return on plan assets for the years ended March 31, 2012 and 2011 were as follows:

	Years ended March 31
	2011	2012
Non-contributory defined benefit pension plan
Discount rate	2.0%	1.9%
Expected long-term rate of return on plan assets	2.3%	2.0%
Actual return on plan assets	Approximately (2)%	Approximately 1%
NTT CDBP
Discount rate	2.0%	1.9%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately (2)%	Approximately 1%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2012 and March 31, 2011 was ¥202.4 billion and ¥196.1 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2012 and March 31, 2011, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥102.8 billion and ¥97.3 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2012 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(12.2) / 13.0	0.4 / (0.4)	8.1 / (8.6)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.4	—
NTT CDBP
0.5% increase/decrease in discount rate	(10.1) / 11.2	0.1 / (0.1)	6.6 / (7.2)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.3) / 0.3	—

Please also refer to Note 15 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2012, 2011 and 2010, we recognized as revenues deferred activation fees of ¥14.0 billion, ¥14.6 billion and ¥18.4 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2012, remaining unrecognized deferred activation fees were ¥88.6 billion.

B. Liquidity	and Capital Resources

Cash Requirements

Our cash requirements for the year ending March 31, 2013 include cash needed to pay to the agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed for capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

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

Our capital expenditures for the fiscal year ended March 31, 2012 recorded an increase of ¥58.4 billion or 8.7% compared to the prior fiscal year. This was mainly due to the factors that caused an increase of investments such as further quality enhancement of FOMA areas, capacity buildup in response to the growth in data traffic, expansion of Xi network as well as the additional outlays required for the restoration of communication facilities and equipment damaged by the Great East Japan Earthquake and the implementation of new disaster preparedness measures based on the lessons learned from the experience of the earthquake, although the increase from these factors were partly offset by our ongoing efforts toward improvement of capital investment efficiency such as reduction of procurement costs, introduction of economical equipment and devising efficient designs and construction processes.

During the fiscal year ended March 31, 2012, we added 4,300 outdoor base stations to our FOMA network, growing the cumulative number of FOMA outdoor base stations to 67,100. The cumulative number of indoor base stations grew to 31,700, as we completed the installation in 2,500 base stations during the fiscal year ended March 31, 2012. As for Xi service, which was launched in the fiscal year ended March 31, 2011, we increased its cumulative number of base stations to over 7,000.

Total capital expenditures for the years ended March 31, 2012, 2011 and 2010 were ¥726.8 billion, ¥668.5 billion and ¥686.5 billion, respectively. For the year ended March 31, 2012, 44.1% of capital expenditures were used for construction of the FOMA network, 12.7% for construction of the Xi network, 20.5% for the installation of servers and other cellular facilities and equipment and 22.7% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 56.7% of capital expenditures were used for construction of the FOMA network, 3.9% for construction of the Xi network, 17.3% for the installation of servers and other cellular facilities and equipment and 22.1% for general capital expenditures such as an internal IT system.

For the year ending March 31, 2013, we expect total capital expenditures to be ¥735.0 billion, of which approximately 29% will be appropriated for the FOMA network, 23% for the Xi network, 25% for servers and other cellular facilities and equipment and 23% for general capital expenditures. In the fiscal year ending March 31, 2013, we plan to build up the FOMA network facilities and expand Xi service areas on a continual basis to accommodate the projected growth in data traffic, increase the number of Wi-Fi access points and make investments required for new services and businesses and dispersion of key facilities, while pursuing efficiency enhancement. We already started employing measures to prevent recurrence of the service interruptions reported in the fiscal year ended March 31, 2012, and the outlays required for the improvement of network infrastructure are factored in the above capital expenditures forecast for the fiscal year ending March 31, 2013. As these general trends are expected to continue in the fiscal year ending March 31, 2013 and the subsequent few fiscal years, according to our current estimates, the total annual capital expenditures for the next few fiscal years will likely be around ¥700.0 billion.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2012, we had ¥255.9 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥428.1 billion as of the end of the prior fiscal year. We did not implement any long-term financing in the years ended March 31, 2012 or 2011. We repaid ¥171.9 billion, ¥180.1 billion and ¥29.0 billion of long-term debt, in the years ended March 31, 2012, 2011 and 2010, respectively.

Of our long-term debt outstanding as of March 31, 2012, ¥15.9 billion, including the current portion, was indebtedness to financial institutions, majority of which has fixed interest rates, with a weighted average interest rate of 1.5% per annum. The term of maturities was from the year ending March 31, 2013 through 2018. As of March 31, 2012, we also had ¥240.0 billion, including the current portion, in bonds due from the year ending March 31, 2013 to 2019 with a weighted average coupon rate of 1.5% per annum.

As of March 31, 2012, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On September 1, 2011, Moody’s downgraded our long-term obligation rating from Aa1 to Aa2, and changed the outlook for the rating from “negative” to “stable.” Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook
Moody’s	Long-Term Obligation Rating	Aa2	Stable
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Stable
Standard & Poor’s	Long-Term Issue Credit Rating	AA	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc	Issuer Rating	AA+	Stable

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥240,000	¥60,000	¥70,000	¥—	¥110,000
Loans	15,947	15,428	447	52	20
Interest Payments on Long-Term Debt	16,164	3,710	5,099	4,206	3,149
Capital Leases	6,129	2,657	2,667	782	23
Operating Leases	18,577	2,627	4,108	3,299	8,543
Other Contractual Obligations	71,137	69,593	1,044	500	—

Total	¥367,954	¥154,015	¥83,365	¥8,839	¥121,735

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other contractual obligations” principally consisted of commitments to purchase property and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2012, we had committed ¥35.0 billion for property, plant and equipment, ¥20.4 billion for inventories and ¥15.8 billion for other purchase commitments.

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

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2012, 2011 and 2010:

	Millions of yen
	Years ended March 31
	2010	2011	2012
Net cash provided by operating activities	¥1,182,818	¥1,287,037	¥1,110,559
Net cash used in investing activities	(1,163,926)	(455,370)	(974,585)
Net cash used in financing activities	(260,945)	(421,969)	(378,616)

Net increase (decrease) in cash and cash equivalents	(241,833)	407,836	(243,473)
Cash and cash equivalents at beginning of year	599,548	357,715	765,551

Cash and cash equivalents at end of year	¥357,715	¥765,551	¥522,078

Analysis of cash flows for the year ended March 31, 2012 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2012, net cash provided by operating activities was ¥1,110.6 billion, a decrease of ¥176.5 billion or 13.7% from the prior fiscal year, mainly due to a decrease of revenue collections due to bank closures at the end of the fiscal period and a decrease of the cash collections in relation to subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥974.6 billion, an increase of ¥519.2 billion or 114.0% from the prior fiscal year. This was mainly due to an increase in purchases of short-term investments of more than three months for cash management purpose and a decrease of proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥378.6 billion, a decrease of ¥43.4 billion or 10.3% from the prior fiscal year. This was mainly due to an increase in proceeds from noncontrolling interests due to capital increase in subsidiaries and a decrease in payments to acquire treasury stock.

The balance of cash and cash equivalents was ¥522.1 billion as of March 31, 2012, a decrease of ¥243.5 billion or 31.8% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥381.5 billion as of March 31, 2012, compared to ¥161.0 billion as of March 31, 2011.

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

Prospect of cash flows for the year ending March 31, 2013

As for our sources of cash for the year ending March 31, 2013, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year due to an increase in cash outflows resulting mainly from the increase of fund-provision in relation to installment receivables for subscribers’ handsets purchases despite the projected decrease in corporate tax and other payments.

In June, 2012, in order to improve customers’ convenience and operational efficiency, our board of directors approved to enter into an agreement with NTT FINANCE CORPORATION, under which we will transfer our billing claims against our customers to be billed on and after July 1, 2012 to NTT FINANCE. We currently expect that the agreement will not have a material impact on our cash management as the payment conditions of the consideration of claims transferred to NTT FINANCE are set in the agreement approximately equivalent to our cash collection cycle history.

Our net cash flow used in investing activities for the year ending March 31, 2013 is expected to be approximately ¥735.0 billion. We do not include any items other than capital expenditures in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities at this point.

C. Research and Development

Our research and development activities include development of new products and services, development related to LTE and research on fourth-generation mobile communications systems or LTE-Advanced, conversion into IP networks for economical network constructions and basic research aimed for driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥108.5 billion, ¥109.1 billion and ¥109.9 billion as research and development expenses for the years ended March 31, 2012, 2011 and 2010, respectively.

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

The trends in the market expected for the fiscal year ending March 31, 2013 are summarized below:

Operating revenues:

•

Although it will be difficult to expect a significant increase in the number of new subscriptions given the rise in the penetration rate to a high level, we will aim to expand our subscription count by cultivating new demand for smartphones, PC data cards, mobile Wi-Fi routers, embedded communication modules and other devices. Also, we intend to strive to expand the customer base of our Xi service. On the other hand, we will strive to maintain or further reduce our low churn rate through loyalty marketing targeted at enhancing the satisfaction of our existing users. As a result of these actions, we believe we can achieve an increase in our total cellular subscriptions during the fiscal year ending March 31, 2013.

•

In the fiscal year ended March 31, 2012, voice revenues recorded a decline over the prior fiscal year, but packet communications revenues posted year-on-year gains. This trend is likely to continue in the fiscal year ending March 31, 2013.

The primary reasons behind the expected decline in voice revenues include the reduction of revenues resulting from the expanded uptake of “Monthly Support” discount program, an increase in the number of customers who choose billing plans with lower basic monthly charges, a decrease in billable MOU, and the impact of reduced interconnection fees revenue.

The primary reason behind the expected increase in packet communications revenues is the growth in revenues derived from the increase in the number of smartphone and PC data card users, expansion in the subscriptions to flat-rate billing plans for packet access and other factors. We expect the total number of smartphones to be sold in the fiscal year ending March 31, 2013 will further increase, compared to 8.82 million for the fiscal year ended March 31, 2012.

•

Equipment sales revenues for the fiscal year ended March 31, 2012 reported a growth over the prior fiscal year primarily due to the increase in the number of smartphones sold despite the decline in the wholesale price per unit resulting from reduced cost of procurement. The growth trend in equipment sales revenues is expected to continue in the fiscal year ending March 31, 2013, because we expect to achieve an increase in the total number of smartphones to be sold and to further improve the efficiency of our handset sales commissions which will be recognized as a decrease in equipment sales revenues under U.S. GAAP.

•

“Other revenues” recorded an increase in the fiscal year ended March 31, 2012 as a result of actions implemented for their growth. We expect to achieve a year-on-year increase in other revenues in the fiscal year ending March 31, 2013 as well, as we plan to take actions to drive the growth of the mobile multimedia broadcasting business launched in April 2012, credit service, home shopping and other businesses.

As a result of the foregoing, operating revenues for the fiscal year ending March 31, 2013 are expected to record a second consecutive year-on-year increase, following the increase in the fiscal year ended March 31, 2012.

Operating Expenses:

•

Cost of equipment sold recorded an increase in the fiscal year ended March 31, 2012, mainly due to the increase in the total number of smartphones sold. Because we anticipate a similar trend to continue in the fiscal year ending March 31, 2013, cost of equipment sold is projected to increase in the fiscal year ending March 31, 2013.

•

Improvement of cost efficiency is expected for selling, general and administrative expenses, network-related costs (communication network charges, depreciation and amortization costs) and other operating expenses for the fiscal year ending March 31, 2013. We aim to achieve the improvement of cost efficiency through a review on sales policies, enhancement of operational efficiency expected from the integration of nationwide common operations, and efficient facility roll-out to be achieved through the introduction of new technologies and review of design methods and other factors. On the other hand, expenses required for new businesses for future growth are projected to increase owing to the rise in expenses resulting from the launch of mobile multimedia broadcasting service and other factors.

As a result of the foregoing, operating expenses for the fiscal year ending March 31, 2013 are expected to increase compared to the fiscal year ended March 31, 2012, although we expect such increases to be somewhat less than the expected increase in operating revenue.

Due to the above, we expect operating income for the fiscal year ending March 31, 2013 to increase from the fiscal year ended March 31, 2012.

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

Please refer to Item 5.B.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors, Corporate Executives and Corporate Auditors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation specify the number of directors as not more than 15. Directors are elected at a general meeting of shareholders from among those candidates nominated by the board of directors. The candidates may also be nominated by shareholders. The normal term of office of directors is 2 years, although they may serve any number of consecutive terms. The board of directors elects from among directors one or more representative directors, who have the authority individually to represent us. From among directors, the board of directors also elects the president and may elect a chairman and one or more senior executive vice presidents and executive vice presidents.

We have a board of corporate auditors as an organization that is independent from the board of directors. The board of corporate auditors audits execution of duties by directors and carries out accounting audits. Our Articles of Incorporation provide for not more than 5 corporate auditors. Under the Corporation Law of Japan, the board of corporate auditors is composed of all of our corporate auditors. Corporate auditors, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the board of directors with the prior consent of our board of corporate auditors. The candidates may also be nominated by shareholders. The board of corporate auditors may, by its resolution, request that the board of directors submit to a general meeting of shareholders an item of business concerning election of corporate auditors and/or proposed candidates of corporate auditors. The normal term of office of a corporate auditor is 4 years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to audit the administration of our affairs by our directors, to audit our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. It is a statutory duty for the board of corporate auditors to prepare an audit report and for identified corporate auditors to submit it to identified directors each year. A corporate auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the corporate auditors’ work duties.

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

The following table sets forth our board of directors and corporate auditors as of July 5, 2012 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Member of the Board of Directors:

Kaoru Kato (2) (May 20, 1951)	President and Chief Executive Officer	April 1977 July 2007	Entered NTT Public Corporation Executive Vice President, Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.	117	June 2014	June 2008
		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company
		June 2012	President and Chief Executive Officer of the Company
Kazuto Tsubouchi (2) (May 2, 1952)	Senior Executive Vice President, Chief Financial Officer/ Responsible for Global business, Corporate and CSR	April 1976 June 2004	Entered NTT Public Corporation Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.	148	June 2014	June 2006
		June 2006	Senior Vice President, Managing Director of Accounts and Finance Department of the Company
		June 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department of the Company
		July 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of the Company

June 2012

Senior Executive Vice President, Chief Financial Officer, Responsible for Global business, Corporate and CSR of the Company

(Principal concurrent position)

Member of the Board of Directors of Tata Teleservices Limited (India)

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Fumio Iwasaki (2) (Feb. 28, 1953)	Senior Executive Vice President, Chief Privacy Officer/ Responsible for Multimedia services, Network and Technology	April 1977 June 2004	Entered NTT Public Corporation Managing Director of Network Planning Department of the Company	126	June 2014	June 2010
		June 2005	Senior Vice President, Managing Director of Network Planning Department of the Company
		June 2007	Representative Director and Senior Executive Vice President, Managing Director of Corporate Marketing Division of NTT DoCoMo Kyushu, Inc.
		July 2008	Senior Vice President, Managing Director of Kyushu Regional Office of the Company
		June 2010	Executive Vice President, Responsible for Network of the Company
		June 2012	Senior Executive Vice President, Chief Privacy Officer, Responsible for Multimedia services, Network and Technology of the Company
Tsutomu Shindou (3) (Sep. 4, 1954)	Executive Vice President/ Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office	April 1978	Entered NTT Public Corporation	90	June 2014	June 2011
		June 2007	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2011	Executive Vice President, Managing Director of Corporate Marketing Division of the Company
		December 2011	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office of the Company
		May 2012	Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Strategy Department and Managing Director of TOHOKU Reconstruction Support Office of the Company
		July 2012	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Office of the Company

Takashi Tanaka (3) (Jun. 2, 1955)	Executive Vice President/ Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, Managing Director of General Affairs Department of the Company	149	June 2014	June 2007
		June 2008	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		July 2008	Senior Vice President, Managing Director of Human Resources Management Department of the Company (change in Japanese department name)
		June 2011	Executive Vice President, Responsible for Consumer Sales of the Company
		June 2012	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Kazuhiro Yoshizawa (3) (Jun. 21, 1955)	Executive Vice President/ Managing Director of Corporate Strategy & Planning Department, Responsible for Mobile Society Research Institute	April 1979 July 2001	Entered NTT Public Corporation Senior Director of Human Resources Management Department of the Company	108	June 2014	June 2011
		July 2003	Senior Director of Corporate Strategy and Planning Department of the Company
		June 2007	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2012	Executive Vice President, Managing Director of Corporate Strategy & Planning Department and Responsible for Mobile Society Research Institute of the Company

Seizo Onoe (3) (May 12, 1957)	Executive Vice President, Chief Technical Officer/ Managing Director of R&D Center	April 1982 December 2005	Entered NTT Public Corporation Managing Director of IP Radio Network Development Department and Managing Director of Radio System Development Department of the Company	103	June 2014	June 2012
		July 2006	Managing Director of Radio Access Network Development Department of the Company
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, Managing Director of R&D Center of the Company
		June 2012	Executive Vice President, Chief Technical Officer, Managing Director of R&D Center of the Company
Wataru Kagawa (3) (Oct. 4, 1953)	Senior Vice President/ Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office	April 1978 July 2004 June 2005 June 2007 July 2008 June 2011	Entered NTT Public Corporation Managing Director of IR Department of the Company General Manager of Saitama Branch of the Company Managing Director of General Affairs Department of NTT DoCoMo Kansai, Inc. Associate Senior Vice President, Managing Director of General Affairs Department of Kansai Regional Office of the Company Senior Vice President, Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office of the Company	76	June 2014	June 2011

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Kiyohito Nagata (3) (Mar 17, 1958)	Senior Vice President/ Managing Director of Strategic Marketing Department	April 1982	Entered NTT Public Corporation	101	June 2014	June 2012
		June 2004	Managing Director of Communication Device Development Department and Managing Director of Product Department of the Company
		July 2004	Managing Director of Product Department of the Company
		June 2007	Senior Vice President, Managing Director of Product Department of the Company
		June 2010	Senior Vice President, Managing Director of Strategic Marketing Department and Responsible for Product Strategy of the Company
		June 2012	Senior Vice President, Managing Director of Strategic Marketing Department of the Company (Principal concurrent position) Member of the Board of Directors of Tata Teleservices Limited (India)
Hirotaka Sato (3) (Nov.18, 1958)	Senior Vice President/ Managing Director of Accounts and Finance Department	April 1982	Entered NTT Public Corporation	40	June 2014	June 2012
		July 2004	Senior Director of System Marketing Department III of the Company
		June 2005	Senior Director of Accounts and Finance Department of the Company
		July 2008	General Manager of Finance and Accounting Department of NIPPON TELEGRPH AND TELEPHONE CORPORATION (“NTT”)
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2012	Senior Vice President, Managing Director of Accounts and Finance Department of the Company
Kazuhiro Takagi (3) (June 29, 1956)	Senior Vice President/ Managing Director of Human Resources Management Department	April 1982	Entered NTT Public Corporation	32	June 2014	June 2012
		July 2001	Senior Director of i-mode Business Department of the Company
		May 2002	Senior Director of Procurement and Supply Department of the Company
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Human Resources Management Department of the Company
Ryuji Yamada (May 5, 1948)	Chief Strategic Advisor	April 1973	Entered NTT Public Corporation	507	June 2014	June 2007
		June 2002	Executive Vice President, Senior Executive Manager of the Marketing and Support Solutions Headquarters of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT WEST”)

		June 2004	Representative Director and Senior Executive Vice President of NTT

		June 2007	Representative Director and Senior Executive Vice President, Managing Director of Corporate Marketing Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
		June 2008	Representative Director and President and Chief Executive Officer of the Company

		June 2012	Chief Strategic Advisor of the Company
Hiroo Kusumoto (4) (Aug 2, 1963)	—	April 1988	Entered NTT	10	June 2014	June 2012
		February 2000	Associate Manager of Corporate Planning Department of NTT Communications Corporation (“NTT Communications”)
		August 2002	Associate Manager of Human Resources Department of NTT Communications
		June 2006	General Manager of Kyushu Branch, Second Sales Division of NTT Communications
		July 2009	Senior Manager of Corporate Planning Department of NTT Communications
		August 2011	Senior Manager of Corporate Strategy Planning Department of NTT
		June 2012	Member of the Board of Directors of the Company (Principal concurrent positions) Senior Manager of Corporate Strategy Planning Department of NTT
Corporate Auditors:
Shuro Hoshizawa (5) (Jun. 17, 1949)	Corporate Auditor	April 1973	Entered NTT Public Corporation	139	June 2015	June 2011
		June 2002	Managing Director of Corporate Marketing Department I of the Company
		June 2004	Executive Vice President, Managing Director of Corporate Marketing Division of the Company
		June 2005	(Implementation of executive officer system) Executive Vice President, Managing Director of Corporate Marketing Division of the Company
		June 2007	Representative Director and President and Chief Executive Officer of NTT DoCoMo Hokkaido, Inc.
		July 2008	Associate Senior Vice President, Managing Director of Hokkaido Regional Office of the Company
		July 2008	Representative Director and President and Chief Executive Officer of DOCOMO Support, Inc.
		June 2011	Corporate Auditor of the Company
Takanori Utano (5) (Sep. 20, 1949)	Corporate Auditor	April 1974	Entered NTT Public Corporation	155	June 2016	June 2012
		June 2001	Managing Director of Radio Network Development Department of the Company
		June 2002	Managing Director of Research and Development Planning Department of the Company
		June 2004	Executive Vice President, Managing Director of Research and Development Division of the Company
		June 2005	(Implementation of executive officer system) Executive Vice President, Managing Director of Research and Development Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
		June 2008	Representative Director and President and Chief Executive Officer of DOCOMO Technology, Inc.
		June 2012	Corporate Auditor of the Company
Haruo Morosawa (5) (6) (7) (Dec. 27, 1950)	Corporate Auditor	April 1974	Entered Board of Audit of Japan	29	June 2015	June 2011
		December 1999	Director for Accounting, Secretariat of General Executive Bureau, Board of Audit of Japan
		December 2000	Deputy Director-General, Secretariat of General Executive Bureau, Board of Audit of Japan
		December 2004	Director General of 1st Bureau, Board of Audit of Japan
		April 2009	Deputy Secretary General of General Executive Bureau, Board of Audit of Japan
		April 2010	Member of the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency

		June 2011	Corporate Auditor of the Company
Kyouichi Yoshizawa (6) (Apr. 12, 1950)	Corporate Auditor	April 1969	Entered NTT Public Corporation	131	June 2015	June 2007
		August 2000	Secretary General of East Japan Headquarters of All NTT Workers Union of Japan
		July 2002	President of East Japan Headquarters of All NTT Workers Union of Japan
		August 2004	Secretary General of National Headquarters of All NTT Workers Union of Japan
		September 2006	Advisor, NTT Travel Service Co. Ltd.
		June 2007	Corporate Auditor of the Company
Eiko Tsujiyama (6) (7) (Dec. 11, 1947)	Corporate Auditor	August 1980	Assistant Professor, Humanities Department, Ibaraki University	6	June 2015	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor of Accounting Faculty of Business & Commerce, Waseda University
June 2011

Corporate Auditor of the Company

(Principal concurrent positions)

Professor of Accounting Faculty of Business &

Commerce, Waseda University

Corporate Auditor of Mitsubishi Corporation

Director of ORIX Corporation

Corporate Auditor of LAWSON, INC.

Corporate Auditor of Shiseido Company, Limited

(1)	DOCOMO shares owned as of May 31, 2012
(2)	Representative director
(3)	Concurrently serves as an executive officer
(4)	Outside director as provided in Article 2, Item 15 of the Corporation Law
(5)	Full-time corporate auditor
(6)	Outside corporate auditor as provided in Article 2, Item 16 of the Corporation Law
(7)	Independent director/corporate auditor under the Security Listing Regulations of the Tokyo Stock Exchange regulations

The following table shows information about our executive officers as of July 5, 2012, including their positions and responsibilities.

Name	Position	Responsibility
Katsuhiro Nakamura	Executive Vice President	Managing Director of Tokai Regional Office

Kiyoshi Tokuhiro	Executive Vice President	Managing Director of Kansai Regional Office

Masaki Yoshikawa	Executive Vice President	Managing Director of Credit Card Business Division

Seiji Nishikawa	Executive Vice President, Chief Information Officer	Managing Director of Information Systems Department

Tomohiro Kurosawa	Senior Vice President	Managing Director of Hokkaido Regional Office

Yuji Araki	Senior Vice President	Managing Director of Tohoku Regional Office

Mitoshi Hirokane	Senior Vice President	Managing Director of Hokuriku Regional Office

Kiyohiro Omatsuzawa	Senior Vice President	Managing Director of Chugoku Regional Office

Shoji Suto	Senior Vice President	Managing Director of Shikoku Regional Office

Toshinari Kunieda	Senior Vice President	Managing Director of Kyusyu Regional Office

Akiko Ide	Senior Vice President	Managing Director of Information Security Department

Minoru Etoh	Senior Vice President	Managing Director of R&D Strategy Department

Thoshiki Nakayama	Senior Vice President	Managing Director of Frontier Services Department

Hiroyasu Asami	Senior Vice President	Managing Director of Smart Communication Services Department Responsible for Multimedia

Kei Irie	Senior Vice President	Managing Director of Network Department

Kazunori Yamamoto	Senior Vice President	Managing Director of Sales Promotion Department

Yohji Maruyama	Senior Vice President	Managing Director of Network Service Operation Department

Syohei Sakaguchi	Senior Vice President	Managing Director of Front Support Center

Morikazu Takahashi	Senior Vice President	Deputy Managing Director of Corporate Marketing Division

Koji Aoyama	Senior Vice President	Managing Director of Corporate Marketing Department II

Yasuhiro Taguchi	Senior Vice President	Managing Director of Corporate Marketing Department III

Hajime Kii	Senior Vice President	Managing Director of Global Business Division

Note:	Directors who concurrently serve as an executive officer are not included in the above list.

B. Compensation

The aggregate compensation to the directors and corporate auditors during the year ended March 31, 2012 was as follows:

		Millions of yen
		Breakdown of Compensation
Position	Total Compensation	Base Salary	Stock Option	Bonus	Retirement Bonus	Number of Persons
Director *	¥504	¥389	—	¥114	—	15
Corporate Auditor **	¥60	¥60	—	—	—	3
Outside Director/Corporate Auditor	¥69	¥69	—	—	—	5

Total	¥633	¥518	—	¥114	—	23

(Notes)
1.	Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Director includes 3 directors who retired at the end of the 20th ordinary general meeting of shareholders held on June 17, 2011.
3.	Corporate Auditor includes 1 corporate auditor who retired at the end of the 20th ordinary general meeting of shareholders held on June 17, 2011.
4.	Outside Director/Corporate Auditor includes 2 outside corporate auditors who retired at the end of the 20th ordinary general meeting of shareholders held on June 17, 2011.
*	Excluding Outside Director
**	Excluding Outside Corporate Auditor

C.	Board Practices

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

As of May 31, 2012, our directors and corporate auditors owned 2,067 of our shares. Currently, all of our full-time directors and corporate auditors participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2012, NTT owned 27,640,000 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 35.29% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT.”

At the end of March 2010, we canceled 0.16 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 62.89% to 63.12%. At the end of March 2011, we canceled 0.14 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 63.12% to 63.32%. There was no change in NTT’s share ownership of our total issued shares in the fiscal year ended March 31, 2012.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2012 were as follows:

Category	Number of Shareholders	Number of Shares Held	Outstanding Voting Shares
Japanese financial institutions	275	4,303,097	9.86
Japanese securities companies	83	625,266	1.43
Other Japanese corporations	2,190	28,166,387	64.53
Foreign corporations and individuals	928	5,475,719	12.54
Japanese individuals, treasury shares and others	324,451	5,079,531	11.64

Total	327,927	43,650,000	100

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2012, 235,494 shares of our common stock were held in the form of 23,549,400 ADRs. According to our register of shareholders, as of March 31, 2012, there were 327,927 holders of common stock of record worldwide. As of March 31, 2012, there were 217 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.21% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

We expect to pay an annual dividend of ¥6,000 per share for the year ending March 31, 2013, which will consist of a ¥3,000 interim dividend and a ¥3,000 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2012, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 8, 2012, the closing sale price of our shares on the TSE was ¥124,700 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”) and the London Stock Exchange. The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Exchange (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2008	224,000	148,000	1,796.89	1,139.62	18,297.00	11,691.00
2009	180,300	129,500	1,449.14	698.46	14,601.27	6,994.90
2010	150,400	127,500	987.27	778.21	11,147.62	8,084.62
2011	159,000	128,000	1,001.77	725.90	11,408.17	8,227.63
1st Quarter	154,400	132,000	1,001.77	835.91	11,408.17	9,347.07
2nd Quarter	149,000	133,000	874.25	800.69	9,807.36	8,796.45
3rd Quarter	144,800	133,200	909.67	799.64	10,394.22	9,123.62
4th Quarter	159,000	128,000	976.28	725.90	10,891.60	8,227.63
2012	151,800	133,600	879.48	703.88	10,255.15	8,135.79
1st Quarter	151,800	139,000	874.35	801.78	10,017.47	9,318.62
2nd Quarter	149,100	133,600	879.48	727.33	10,207.91	8,359.70
3rd Quarter	146,300	133,900	779.08	703.88	9,152.39	8,135.79
4th Quarter	144,400	135,300	872.42	722.85	10,255.15	8,349.33

Calendar Year 2011
December	142,000	135,100	750.61	712.27	8,729.81	8,272.26

Calendar Year 2012
January	144,400	135,400	769.36	722.85	8,911.62	8,349.33
February	140,500	135,300	847.83	754.84	9,866.41	8,780.10
March	142,500	136,600	872.42	815.85	10,255.15	9,509.10
April	138,300	134,800	863.23	800.55	10,190.35	9,388.14
May	136,300	123,300	801.97	711.38	9,472.25	8,455.13
June (through June 8, 2012)	129,700	123,800	730.75	692.18	8,647.79	8,238.96

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 8, 2012, the closing sale price of American Depositary Shares on the NYSE was $15.82 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2008	18.73	13.02
2009	20.35	12.22
2010	16.49	13.11
2011	19.23	14.47
1st Quarter	16.49	14.47
2nd Quarter	17.52	15.10
3rd Quarter	17.46	16.09
4th Quarter	19.23	16.00
2012	19.55	16.56
1st Quarter	18.66	17.15
2nd Quarter	19.55	17.15
3rd Quarter	19.05	17.13
4th Quarter	18.83	16.56

Calendar Year 2011
December	18.41	17.34

Calendar Year 2012
January	18.83	17.67
February	18.05	17.03
March	17.45	16.56
April	17.15	16.40
May	16.96	15.64
June (through June 8, 2012)	16.41	15.73

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to us at certain prescribed time, in order to exercise minority shareholders’ rights (other than those for which the record dates are fixed) against us, a holder of an account with shares needs to make an application though an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to us, and to exercise rights within 4 weeks from such notice.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against us.

•	Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is 2 business days prior to the record date.

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

Under the Corporation Law, we may distribute any dividends up to the amount of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the amount of the current net income for such period described in the profit and loss statement included in the extraordinary financial statements and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event of that which is described in (b) in this paragraph, the aggregate amount of current net loss for such period described in the profit and loss statement included in the extraordinary financial statements; and

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

Under the Corporation Law, we will be permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amount.

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

Under the Book-Entry Law, we must give notice to JASDEC regarding a stock split at least 2 weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be increased in accordance with the applicable ratio.

•	Consolidation of Shares

Generally, we may consolidate shares into a smaller number of shares by a special resolution of a general meeting of shareholders. A company that conducts a consolidation of shares is required by the Corporation Law to give public notice to its shareholders in order to inform them of the ratio and effective date of the consolidation of shares.

Under the Book-Entry Law, we must give notice to JASDEC regarding a consolidation of shares at least 2 weeks prior to the relevant record date. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be decreased in accordance with the applicable ratio.

•	General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each fiscal year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or standing proxy in Japan) at least 2 weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Under the Corporation Law and our Articles of Incorporation, any shareholder of record as of the relevant record date who is holding 300 or more voting rights or 1 percent or more of the total number of voting rights for 6 months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our director at least 8 weeks prior to the date of such meeting. To the contrary, under the Book-Entry Law, such shareholder is not required to be registered in the register of shareholders when exercising the right of proposal, but such shareholder is required to make an application though an account management institution to JASDEC, which will then give us notice of the name and address of such shareholder, the number of shares held by such shareholder and other requisite information, and to exercise the right of proposal within 4 weeks from such notice.

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

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of not less than two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2012, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

In addition to the record dates for an ordinary general meeting of shareholders and annual and interim dividends which are provided for in our Articles of Incorporation, by a resolution of the board of directors and after giving at least 2 weeks’ prior public notice, we may at any time set a record date in order to determine shareholders who are entitled to certain rights pertaining to the shares.

Under the Book-Entry Law, we are required to give notice of each record date to JASDEC at least 2 weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of all of our shareholders of record, the numbers of shares held by them and other relevant information as of such record date.

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

In the event we are to acquire our own shares from a specific person other than a subsidiary at the price which exceeds market price, each other shareholder may request us to acquire the shares held by such shareholder as well.

Acquisitions described in (i) and (ii) above must satisfy certain other requirements, including that the total amount of the purchase price may not exceed the distributable amount.

•	Shareholders of Unknown Location

We are not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us continuously for 5 years or more.

In addition, we may dispose of the shares at the then market price of the shares and hold or deposit the proceeds for such shareholder, the location of which is unknown, (i) notices to the shareholders fails to arrive continuously for 5 years or more at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us, and (ii) the shareholder fails to receive dividends on the shares continuously for 5 years or more at the address registered in our register of shareholders or at the address otherwise notified to us.

•	American Depositary Receipts

The current ADS/share ratio is 100 ADSs per each share of common stock.

For further information regarding our American Depositary Receipt program, please refer to the our registration statement filed with the Securities and Exchange Commission on Form 20-F on February 8, 2002.

•	Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese financial instruments exchange, to file a report with the director of the competent Local Finance Bureau of the Ministry of Finance within 5 business days from the date of becoming such holder. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change specified in the ordinance in material matters set out in any previously-filed reports. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued shares. Copies of each report must also be furnished to the issuer of the shares and to all Japanese financial instruments exchanges on which the shares are listed. These reports are made available for public inspection.

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

On June 8, 2012, the closing price of our shares on the Tokyo Stock Exchange was ¥124,700 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥100,000 and ¥150,000 per share, as well as the daily price limit if our per share price were to rise to between ¥150,000 and ¥200,000, or fall to between ¥70,000 and ¥100,000.

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

1. United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or a conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (“the Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon as depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

For purposes of United States federal income taxation, you are treated as a U.S. holder if 1) you are a beneficial owner of shares or ADSs and 2) you are, for United States federal income tax purposes:

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

2. Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible, regardless of whether the payment is in fact converted into U.S. dollars. In general, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

An additional pro rata of shares distribution or ADSs to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs and the shares or ADSs you held at the time of the distribution based on their relative fair market values on the date of the distribution.

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

We do not expect our shares and ADSs to be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder were to elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20% (from January 1, 2013 to December 31, 2037, the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be due and payable on or before December 31, 2013 (from January 1, 2013 to December 31, 2013, the rate of Japanese withholding tax will be increased to 7.147% including the Special Reconstruction Income Tax), and (ii) 15% for dividends to be due and payable thereafter (from January 1, 2014 to December 31, 2037, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) for the period of 25 years from January 1, 2013 to December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden while the income tax treaties with Australia, France, Hong Kong, The Netherlands, Saudi Arabia, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide the application. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in 8 months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

Interest rate risk

We have used interest rate swap transactions from time to time, including in the fiscal year ended March 31, 2012, under which we received fixed rate interest payments and paid floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management.

We redeemed the unsecured corporate bonds that were hedged by the interest rate swap transactions we had in place during the fiscal year ended March 31, 2012. As a result, we did not have any interest rate swap arrangements in place as of March 31, 2012

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/12
		Year ending March 31,
		2013	2014	2015	2016	2017	Thereafter	Total
DEBT
Corporate bonds Japanese Yen Bonds	1.5%	60,000	70,000	—	—	—	110,000	240,000	251,104
Borrowings from banks and others
Japanese Yen Loans	1.4%	15,402	395	—	—	—	—	15,797	15,900
Euro Loans	9.7%	26	26	26	26	26	20	150	153
Long term debt, including current portion Total		75,428	70,421	26	26	26	110,020	255,947	267,157

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2012, the foreign exchange forward contracts outstanding totaled ¥713 million, with an unrealized loss of ¥1 million. As of March 31, 2012, the foreign currency option contracts outstanding totaled ¥9,107 million, with an unrealized loss of ¥1,096 million.

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

	Millions of yen
	March 31, 2012
	Carrying Amount	Fair Value
Equity securities available-for-sale	115,969	115,969
Debt securities available-for-sale:
Due within 1 year	—	—
Due after 1 year through 5 years	26	26
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	115,995	115,995

Concentrations of credit risk

As of March 31, 2012, we did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations.

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

As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR

Any cash distribution made pursuant to the Deposit Agreement	$0.02 or less per ADR

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners.

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $38,000 for the calendar year 2011. Furthermore, from April 1, 2011 to March 31, 2012, the Bank of New York Mellon has waived a total of $170 thousand in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2012 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2012 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012 by using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2012 was effective.

Our independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2012, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of corporate auditors has resolved to elect Ms. Eiko Tsujiyama as an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside corporate auditor under the Corporation Law and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of July 5, 2012, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements. Audit fees and audit-related fees paid to KPMG AZSA LLC and its affiliates for the year ended March 31, 2012 were ¥890 million. In addition, the fees other than audit fees and audit-related fees we paid to KPMG AZSA LLC and its affiliates were ¥74 million as tax fees, etc.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2011 and 2012.

	Millions of yen
	Year ended March 31,
	2011	2012
Audit fees (1)	¥888	¥890
Audit-related fees (2)	—	—
Tax-related fees (3)	27	39
All other fees (4)	57	35

Total	¥972	¥964

(1)	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
(3)	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
(4)	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs (1) through (3), such as providing guidance and counsel on International Financial Reporting Standards.

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

There were no purchases of our equity securities by NTT DOCOMO and its affiliated purchasers for the fiscal year ended March 31, 2012.

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

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one “independent” director/corporate auditor. An “independent” director/corporate auditor is defined as an outside director/corporate auditor who is unlikely to have conflicts of interest with general investors. As of June 2012, we have appointed 2 corporate auditors as “independent” director/corporate auditors.

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

Under the Corporation Law, the Company is required to have not less than 3 corporate auditors. The Articles of Incorporation of the Company permit it to have up to 5 corporate auditors. Currently, 5 corporate auditors of the Company have been elected. The term of office of each corporate auditor is up to 4 years after his/her election, whereas the term of office of each director is up to 2 years after his/her election.

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

The Company’s corporate auditors must also be elected at a general meeting of shareholders. The Company’s board of directors must obtain the consent of its board of corporate auditors in order to submit a proposal for election of a corporate auditor to a general meeting of shareholders. The board of corporate auditors is empowered to request that the Company’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. All corporate auditors have the right to state their opinion concerning the election of a corporate auditor at the general meeting of shareholders.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) *
1.2	Share Handling Regulations of the registrant (English translation) *
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation) **
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)
11.1	Code of Ethics (English translation) ***
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101. INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 23, 2011 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

FeliCa is a registered trademark of Sony Corporation.

Google, Android and Google Play are trademarks or registered trademarks of Google Inc.

Wi-Fi is a registered trademark of the Wi-Fi Alliance.

PlayStation is a trademark or registered trademark of Sony Computer Entertainment Inc.

Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

NOTTV is a trademark of mmbi, Inc.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 3, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

July 3, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated July 3, 2012 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

July 3, 2012

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 and 2012

	Millions of yen
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥522,078
Short-term investments
Third parties	141,028	281,504
Related parties	—	90,000
Accounts receivable
Third parties	751,809	952,795
Related parties	10,602	10,206

Sub-total	762,411	963,001
Credit card receivables	160,446	189,163
Less: Allowance for doubtful accounts	(18,021)	(23,550)

Total accounts receivable and credit card receivables, net	904,836	1,128,614
Inventories	146,357	146,563
Deferred tax assets	83,609	76,858
Prepaid expenses and other current assets
Third parties	107,380	106,028
Related parties	6,538	6,616

Total current assets	2,155,299	2,358,261

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,700,951
Buildings and structures	845,588	867,553
Tools, furniture and fixtures	507,914	520,469
Land	198,842	199,802
Construction in progress	95,251	133,068

Sub-total	7,217,413	7,421,843
Accumulated depreciation and amortization	(4,694,094)	(4,885,546)

Total property, plant and equipment, net	2,523,319	2,536,297

Non-current investments and other assets:
Investments in affiliates	525,456	480,111
Marketable securities and other investments	128,138	128,389
Intangible assets, net	672,256	680,831
Goodwill	205,573	204,890
Other assets
Third parties	220,232	236,763
Related parties	29,687	18,984
Deferred tax assets	331,633	303,556

Total non-current investments and other assets	2,112,975	2,053,524

Total assets	¥6,791,593	¥6,948,082

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2011 and 2012

	Millions of yen
	2011	2012
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥75,428
Short-term borrowings	276	733
Accounts payable, trade
Third parties	495,842	607,403
Related parties	113,495	131,380
Accrued payroll	54,801	55,917
Accrued interest	916	767
Accrued income taxes	162,032	150,327
Other current liabilities
Third parties	120,993	130,037
Related parties	1,711	2,011

Total current liabilities	1,123,168	1,154,003

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	180,519
Accrued liabilities for point programs	199,587	173,136
Liability for employees’ retirement benefits	152,647	160,107
Other long-term liabilities
Third parties	181,275	169,459
Related parties	2,322	2,087

Total long-term liabilities	790,831	685,308

Total liabilities	1,913,999	1,839,311

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
188,130,000 shares at March 31, 2011 and 2012
Issued shares
43,650,000 shares at March 31, 2011 and 2012
Outstanding shares
41,467,601 shares at March 31, 2011 and 2012	949,680	949,680
Additional paid-in capital	732,914	732,592
Retained earnings	3,621,965	3,861,952
Accumulated other comprehensive income (loss)	(76,955)	(104,529)
Treasury stock
2,182,399 shares at March 31, 2011 and 2012	(377,168)	(377,168)

Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	5,062,527
Noncontrolling interests	27,158	46,244

Total equity	4,877,594	5,108,771

Commitments and contingencies
Total liabilities and equity	¥6,791,593	¥6,948,082

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2010, 2011 and 2012

	Millions of yen
	2010	2011	2012
Operating revenues:
Wireless services
Third parties	¥3,727,801	¥3,702,658	¥3,698,579
Related parties	49,108	44,211	42,535
Equipment sales
Third parties	503,086	474,506	496,556
Related parties	4,409	2,898	2,333

Total operating revenues	4,284,404	4,224,273	4,240,003

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	685,774	678,666	673,383
Related parties	214,868	217,836	220,560
Cost of equipment sold (exclusive of items shown separately below)	698,495	662,829	695,008
Depreciation and amortization	701,146	693,063	684,783
Selling, general and administrative
Third parties	1,031,011	1,012,267	965,816
Related parties	118,865	114,883	125,993

Total operating expenses	3,450,159	3,379,544	3,365,543

Operating income	834,245	844,729	874,460

Other income (expense):
Interest expense	(5,061)	(4,943)	(2,774)
Interest income	1,289	1,326	1,376
Other, net	5,684	(5,774)	3,896

Total other income (expense)	1,912	(9,391)	2,498

Income before income taxes and equity in net income (losses) of affiliates	836,157	835,338	876,958
Income taxes:
Current	381,507	355,734	339,866
Deferred	(43,310)	(17,897)	62,668

Total income taxes	338,197	337,837	402,534

Income before equity in net income (losses) of affiliates	497,960	497,501	474,424
Equity in net income (losses) of affiliates, net of applicable taxes	(852)	(5,508)	(13,472)

Net income	497,108	491,993	460,952

Less: Net (income) loss attributable to noncontrolling interests	(2,327)	(1,508)	2,960

Net income attributable to NTT DOCOMO, INC.	¥494,781	¥490,485	¥463,912

Net income	¥497,108	¥491,993	¥460,952
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	13,159	(12,297)	1,901
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	1,937	7,003	1,994
Change in fair value of derivative instruments, net of applicable taxes	(63)	4	(2)
Foreign currency translation adjustment, net of applicable taxes	5,917	(28,258)	(32,082)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(35)	356	3,084
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	6,828	(6,367)	(2,746)
Prior service cost arising during period, net	—	48	(72)
Less: Amortization of prior service cost	(1,340)	(1,346)	(1,347)
Less: Amortization of actuarial gains and losses	1,858	1,144	1,606
Less: Amortization of transition obligation	79	88	76

Total other comprehensive income (loss)	28,340	(39,625)	(27,588)

Comprehensive income	525,448	452,368	433,364

Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,357)	(1,459)	2,974

Comprehensive income attributable to NTT DOCOMO, INC.	¥523,091	¥450,909	¥436,338

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	41,705,738	41,576,859	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,863.62	¥11,797.07	¥11,187.34

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2010, 2011 and 2012

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost
Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared (¥5,000 per share)			(208,799)			(208,799)		(208,799)
Cash distributions to noncontrolling interests						—	(3)	(3)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(96)	(96)
Comprehensive income
Net income			494,781			494,781	2,327	497,108
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				6,828		6,828		6,828
Less: Amortization of prior service cost				(1,340)		(1,340)		(1,340)
Less: Amortization of actuarial gains and losses				1,858		1,858		1,858
Less: Amortization of transition obligation				79		79		79

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared (¥5,200 per share)			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Change in fair value of derivative instruments				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(6,367)		(6,367)		(6,367)
Prior service cost arising during period, net				48		48		48
Less: Amortization of prior service cost				(1,346)		(1,346)		(1,346)
Less: Amortization of actuarial gains and losses				1,144		1,144		1,144
Less: Amortization of transition obligation				88		88		88

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

Cash dividends declared (¥5,400 per share)			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Acquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Comprehensive income
Net income			463,912			463,912	(2,960)	460,952
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				3,895		3,895	(0)	3,895
Change in fair value of derivative instruments				(2)		(2)		(2)
Foreign currency translation adjustment				(28,984)		(28,984)	(14)	(28,998)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(2,746)		(2,746)	0	(2,746)
Prior service cost arising during period, net				(72)		(72)		(72)
Less: Amortization of prior service cost				(1,347)		(1,347)		(1,347)
Less: Amortization of actuarial gains and losses				1,606		1,606		1,606
Less: Amortization of transition obligation				76		76		76

Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2010, 2011 and 2012

	Millions of yen
	2010	2011	2012
Cash flows from operating activities:
Net income	¥497,108	¥491,993	¥460,952
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	701,146	693,063	684,783
Deferred taxes	(44,550)	(22,563)	52,176
Loss on sale or disposal of property, plant and equipment	32,735	27,936	24,055
Impairment loss on marketable securities and other investments	4,007	13,424	4,030
Equity in net (income) losses of affiliates	2,122	10,539	24,208
Dividends from affiliates	12,854	12,757	12,052
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(1,056)	75,200	(198,538)
(Increase) / decrease in credit card receivables	(30,042)	(19,746)	(14,584)
Increase / (decrease) in allowance for doubtful accounts	242	2,469	5,388
(Increase) / decrease in inventories	(17,262)	(5,217)	245
(Increase) / decrease in prepaid expenses and other current assets	1,582	(2,753)	338
(Increase) / decrease in non-current installment receivables for handsets	13,860	7,029	(12,809)
Increase / (decrease) in accounts payable, trade	(21,227)	(30,988)	94,747
Increase / (decrease) in accrued income taxes	(53,765)	(23,805)	(11,751)
Increase / (decrease) in other current liabilities	(22,019)	(14,464)	7,361
Increase / (decrease) in accrued liabilities for point programs	57,605	47,959	(26,451)
Increase / (decrease) in liability for employees’ retirement benefits	(8,015)	14,203	7,095
Increase / (decrease) in other long-term liabilities	35,878	(8,791)	(12,296)
Other, net	21,615	18,792	9,558

Net cash provided by operating activities	1,182,818	1,287,037	1,110,559

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,080)	(423,119)	(480,416)
Purchases of intangible and other assets	(245,488)	(250,757)	(237,070)
Purchases of non-current investments	(10,027)	(11,746)	(35,582)
Proceeds from sale of non-current investments	9,534	3,946	2,540
Acquisitions of subsidiaries, net of cash acquired	(29,209)	(7,678)	(3,624)
Purchases of short-term investments	(377,591)	(745,602)	(1,164,203)
Redemption of short-term investments	69,605	917,492	1,023,698
Long-term bailment for consumption to a related party	—	(20,000)	—
Short-term bailment for consumption to a related party	(90,000)	(20,000)	(80,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	110,000	—
Other, net	(10,670)	(7,906)	72

Net cash used in investing activities	(1,163,926)	(455,370)	(974,585)

Cash flows from financing activities:
Repayment of long-term debt	(29,042)	(180,075)	(171,879)
Proceeds from short-term borrowings	138,214	717	4,991
Repayment of short-term borrowings	(138,149)	(488)	(4,467)
Principal payments under capital lease obligations	(3,256)	(4,597)	(4,380)
Payments to acquire treasury stock	(20,000)	(20,000)	—
Dividends paid	(208,709)	(216,283)	(223,865)
Contributions from noncontrolling interests	—	—	21,333
Other, net	(3)	(1,243)	(349)

Net cash provided by (used in) financing activities	(260,945)	(421,969)	(378,616)

Effect of exchange rate changes on cash and cash equivalents	220	(1,862)	(831)

Net increase (decrease) in cash and cash equivalents	(241,833)	407,836	(243,473)
Cash and cash equivalents at beginning of year	599,548	357,715	765,551

Cash and cash equivalents at end of year	¥357,715	¥765,551	¥522,078

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥1,323	¥301	¥251
Cash paid during the year for:
Interest, net of amount capitalized	5,251	5,023	2,922
Income taxes	436,459	378,998	351,964
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,347	5,631	2,036
Acquisitions of shares through share exchange	15,023	—	—
Acquisitions of exchangeable bonds through share exchange	20,821	—	—
Acquisitions of shares through conversion of exchangeable bonds	26,326	—	—
Retirement of treasury stock	27,936	24,195	—

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 32.59% of which is owned by the Japanese government, owns 63.32% of DOCOMO’s issued stock and 66.65% of DOCOMO’s voting stock outstanding as of March 31, 2012.

DOCOMO provides its subscribers with wireless telecommunications services such as Xi services, FOMA services, mova services, packet communications services, and satellite mobile communications services, primarily on its own nationwide networks. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.

DOCOMO terminated mova services on March 31, 2012.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standards

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

Financing Receivables

Effective April 1, 2011, DOCOMO adopted provisions regarding the disclosures about activity in the allowance for credit losses of ASU2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” issued by the FASB in July 2010. These provisions require a rollforward schedule of the allowance for credit losses during a reporting period. See Note 20 for the related disclosures.

Fair Value Measurement and Disclosure

Effective January 1, 2012, DOCOMO adopted ASU2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” issued by the FASB in May 2011. ASU2011-04 is intended to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. To achieve this objective, ASU2011-04 clarifies existing fair value measurement and disclosure requirements and changes a particular principle or requirement regarding fair value measurement and disclosure. The adoption of ASU2011-04 did not have a material impact on DOCOMO’s results of operations and financial position. See Note 18 for the related disclosures.

Multiemployer Plans

Effective April 1, 2011, DOCOMO adopted ASU2011-09 “Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan” issued by the FASB in September 2011. ASU2011-09 requires that an employer provides more detailed information about an employer’s involvement in multiemployer pension plans, including the names of the significant multiemployer plans and the level of an employer’s participation in the significant multiemployer plans. The adoption of ASU2011-09 did not have any impact on DOCOMO’s results of operations and financial position. See Note 15 for the related disclosures.

(b) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and accordingly determines whether DOCOMO should consolidate the entity. For the years ended March 31, 2010, 2011 and 2012, DOCOMO had no variable interest entities to be consolidated or disclosed.

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

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. Due to the

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rapid technological changes associated with the wireless telecommunications business, DOCOMO recognized losses on write-downs and disposals during the years ended March 31, 2010, 2011 and 2012 resulting in losses totaling ¥18,539 million, ¥9,821 million and ¥14,651 million, respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income and comprehensive income.

Property, plant and equipment—

Property, plant and equipment are stated at cost and include interest cost incurred during construction, as discussed below in “Capitalized interest.” Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on its expected use, past experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted as appropriate. Property, plant and equipment held under capital leases and leasehold improvements are amortized using either the straight-line method or the declining-balance method, depending on the type of the assets, over the shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	8 to 16 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	42 to 56 years
Tools, furniture and fixtures	4 to 15 years

Depreciation and amortization expenses for the years ended March 31, 2010, 2011 and 2012 were ¥513,753 million, ¥488,973 million, and ¥460,295 million, respectively.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Equity securities held by DOCOMO, whose fair values are readily determinable, are classified as available-for-sale securities. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss).” Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Debt securities held by DOCOMO, which DOCOMO has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss).” Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of 3 months or less at the date of purchase are recorded as “Cash and cash equivalents,” while those with original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year are recorded as “Short-term investments” in the consolidated balance sheets.

DOCOMO did not hold or transact any trading securities during the years ended March 31, 2010, 2011 and 2012.

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

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined using discounted cash flow method and so forth. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and DOCOMO performs the second step of the impairment test (measurement). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed.

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

Impairment of long-lived assets—

DOCOMO’s long-lived assets other than goodwill, such as property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow methods, quoted market value and third-party independent appraisals, as considered necessary.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging activities—

DOCOMO uses derivative instruments, including interest rate swap agreements, foreign currency swap contracts and foreign exchange forward contracts, and other financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative instruments for trading purposes.

These financial instruments are effective in meeting the risk reduction objectives of DOCOMO by generating either transaction gains or losses which offset transaction gains or losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

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

Accrued liabilities for point programs—

DOCOMO offers “docomo Points Service,” which provides benefits, including discount on handset, to customers in exchange for points that DOCOMO grants customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. In determining the accrued liabilities for point programs, DOCOMO estimates such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription.

Employees’ retirement benefit plans—

DOCOMO recognizes the funded status of its defined benefit plans, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets and prior service cost due to the changes of benefit plans, both of which are included in “Accumulated other comprehensive income (loss),” are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred revenue and deferred charges as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Current deferred revenue	¥ 81,219	¥67,664
Long-term deferred revenue	72,214	75,657
Current deferred charges	11,481	12,913
Long-term deferred charges	72,214	75,657

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

DOCOMO did not issue dilutive securities during the years ended March 31, 2010, 2011 and 2012, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

(c) The Great East Japan Earthquake

The Great East Japan Earthquake and the subsequent tsunami on March 11, 2011, damaged some of DOCOMO’s base station facilities located in certain areas of Tohoku region, and caused the temporary disruption of mobile phone services. For the fiscal year ended March 31, 2011, ¥7,123 million was recognized in operating expenses as a result of this disaster. Most of these expenses were recognized in the mobile phone business segment.

There were no significant additional costs and expenses incurred and not significant changes to previously estimated accrued costs and expenses by DOCOMO for this disaster for the fiscal year ended March 31, 2012.

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2011 and 2012 comprised the following:

	Millions of yen
	2011	2012
Cash	¥305,574	¥161,597
Certificates of deposit	210,000	20,000
Commercial paper	199,977	199,979
Bailment for consumption	50,000	140,000
Other	—	502

Total	¥765,551	¥522,078

The aggregate amount of commercial paper as of March 31, 2011 and 2012 were ¥259,972 million and ¥259,953 million, respectively and ¥59,995 million and ¥59,974 million was recorded in “Short-term investments” in the consolidated balance sheet as they have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year in addition to the amounts in “Cash and cash equivalents,” which is stated above. Commercial paper is classified as held-to-maturity securities and their amortized amounts approximate their fair value.

The aggregate amount of certificates of deposit as of March 31, 2011 and 2012 were ¥220,000 million and ¥200,000 million, respectively and ¥10,000 million and ¥180,000 million was recorded in “Short-term investments” in the consolidated balance sheet as they have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year in addition to the amounts in “Cash and cash equivalents,” which is stated above.

Information regarding “Bailment for consumption” is disclosed in Note 13.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories:

“Inventories” as of March 31, 2011 and 2012 comprised the following:

	Millions of yen
	2011	2012
Telecommunications equipment to be sold	¥141,106	¥140,634
Materials and supplies	2,560	2,993
Other	2,691	2,936

Total	¥146,357	¥146,563

5. Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

As of March 31, 2011 and 2012, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”). DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote the credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

As of March 31, 2011 and 2012, DOCOMO held approximately 14% and 15%, respectively, of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

On March 14, 2006, DOCOMO acquired approximately 7% of PLDT’s outstanding common shares for ¥52,213 million from NTT Communications Corporation (“NTT Com”), a subsidiary of NTT. From March 2007 to February 2008, DOCOMO acquired approximately an additional 7% common equity interest for ¥98,943 million in the market. Furthermore, DOCOMO acquired an additional common equity interest for ¥19,519 million in November, 2011, because PLDT acquired Digital Telecommunications Philippines, Inc. through a stock swap; and this was projected to decrease DOCOMO’s interest in PLDT. As a result, DOCOMO and NTT Com held approximately 15% and 6%, respectively, of PLDT’s outstanding common shares. Together with the PLDT common shares continued to be held by NTT Com, on a consolidated basis NTT held approximately 20% of the total outstanding common shares of PLDT.

In accordance with an agreement entered into on January 31, 2006 between PLDT and its major shareholders, including NTT Com and DOCOMO, DOCOMO has the right to exercise the voting rights associated with the ownership interest collectively held by DOCOMO and NTT Com. As DOCOMO obtained the ability to exercise significant influence over PLDT, DOCOMO has accounted for the investment by applying the equity method from the date of the initial acquisition of PLDT shares.

On June, 2011, the Supreme Court of the Philippines promulgated a Decision, in which the Court held that non-voting preferred shares are not included in the computation of the Filipino-alien equity requirement of public utilities companies. Although the Supreme Court decision is not final and still under reconsideration, and PLDT is not a party to this case, amendments to the Articles of Incorporation to issue the voting preferred stock were approved in the Special Meeting of Stockholders on March 22, 2012. Upon the approval of the amendments by the Philippine Securities and Exchange Commission, the voting preferred stock could be newly issued in future.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s carrying amount of its investment in PLDT was ¥95,859 million and ¥108,582 million as of March 31, 2011 and 2012, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥119,749 million and ¥162,411 million as of March 31, 2011 and 2012, respectively.

Tata Teleservices Limited—

As of March 31, 2011 and 2012, DOCOMO held approximately 26% and 27%, respectively, of the outstanding common shares of Tata Teleservices Limited (“TTSL”).

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

DOCOMO made additional investments totaling ¥14,424 million in response to a rights offering that TTSL commenced in March and May, 2011. TTSL decided to use the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, DOCOMO’s equity interest in TTSL slightly increased to approximately 27%.

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO recorded impairment charges for other-than-temporary declines during the year ended March 31, 2012. The impact of impairment charges on DOCOMO’s results of operations or financial position was inconsequential. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying statements of income and comprehensive income. DOCOMO has determined that the estimated fair values of each of its investments in affiliates as of March 31, 2011 and 2012 are not less than the related carrying values on an individual basis.

All of the equity method investees, except for PLDT, are privately held companies as of March 31, 2012.

DOCOMO’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥11,967 million, ¥14,531 million and ¥22,208 million, as of March 31, 2010, 2011 and 2012, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s “Investments in affiliates” in the accompanying consolidated balance sheets as of March 31, 2011 and 2012 was greater by ¥382,037 million and ¥323,097 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed combined financial information of all affiliates is as follows.

	Millions of yen
	2011	2012
Balance sheet information
Current assets	¥1,164,247	¥1,245,671
Non-current assets	1,376,831	1,461,178
Current liabilities	1,035,196	1,141,486
Long-term liabilities	850,160	824,211
Equity	655,722	741,152

Redeemable preferred stock	1,533	1,233
Noncontrolling interests	30,280	27,905

	Millions of yen
	2011	2012
Operating information
Operating revenues	¥888,397	¥952,655
Operating income	107,133	90,451
Income (loss) from continuing operations	30,222	(5,365)
Net income (loss)	30,222	(5,365)
Net income attributable to shareholders’ of the affiliated companies	32,082	3,479

The condensed combined financial information of affiliates that recorded “Net income attributable to shareholders’ of the affiliated companies,” which primarily includes Sumitomo Mitsui Card and PLDT, is as follows.

	Millions of yen
	2011	2012
Balance sheet information
Current assets	¥996,026	¥1,124,310
Non-current assets	725,890	877,558
Current liabilities	738,131	896,335
Long-term liabilities	530,089	496,179
Equity	453,696	609,354

Redeemable preferred stock	—	—
Noncontrolling interests	1,495	7,776

	Millions of yen
	2011	2012
Operating information
Operating revenues	¥613,689	¥708,891
Operating income	162,143	141,617
Income from continuing operations	113,244	99,798
Net income	113,244	99,798
Net income attributable to shareholders’ of the affiliated companies	113,163	102,266

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The condensed combined financial information of affiliates that recorded “Net loss attributable to shareholders’ of the affiliated companies,” which primarily includes TTSL, is as follows.

	Millions of yen
	2011	2012
Balance sheet information
Current assets	¥168,221	¥121,361
Non-current assets	650,941	583,620
Current liabilities	297,065	245,151
Long-term liabilities	320,071	328,032
Equity	202,026	131,798

Redeemable preferred stock	1,533	1,233
Noncontrolling interests	28,785	20,129

	Millions of yen
	2011	2012
Operating information
Operating revenues	¥274,708	¥243,764
Operating loss	(55,010)	(51,166)
Loss from continuing operations	(83,022)	(105,163)
Net loss	(83,022)	(105,163)
Net loss attributable to shareholders’ of the affiliated companies	(81,081)	(98,787)

6. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Marketable securities:
Available-for-sale	¥117,763	¥115,995
Other investments	10,375	12,394

Marketable securities and other investments (Non-current)	¥128,138	¥128,389

Maturities of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥4	¥4	¥26	¥26
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥4	¥4	¥26	¥26

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate cost, gross unrealized holding gains and losses and fair value by type of available-for-sale securities included in “Marketable securities and other investments” as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥109,199	¥10,663	¥2,103	¥117,759
Debt securities	4	0	—	4

	Millions of yen
	2012
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥106,186	¥20,909	¥11,126	¥115,969
Debt securities	26	—	—	26

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Millions of yen
	2010	2011	2012
Proceeds	¥71,640	¥3,585	¥2,189
Gross realized gains	5,627	475	1,211
Gross realized losses	(4,934)	(22)	(202)

Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2011 and 2012, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥4,781	¥874	¥10,351	¥1,229	¥15,132	¥2,103
Debt securities	—	—	—	—	—	—
Cost method investments	42	66	104	218	146	284

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2012
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥ 39,366	¥ 11,117	¥27	¥9	¥39,393	¥11,126
Debt securities	—	—	—	—	—	—
Cost method investments	287	1,489	17	102	304	1,591

Other investments include long-term investments in various privately held companies.

For long-term investments in various privately held companies for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Accordingly, DOCOMO believes that it is not practicable to disclose estimated fair values of these cost method investments. Unless DOCOMO identifies events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments, the fair value of such cost method investments is not estimated.

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Cost method investments included in other investments	¥10,341	¥12,353
Including: Investments whose fair values were not evaluated for impairment	9,714	10,381

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and other intangible assets:

Goodwill—

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining noncontrolling interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by segment for the years ended March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011
	Mobile phone business	All other businesses	Consolidated
Balance at beginning of year	¥142,083	¥56,353	¥198,436
Goodwill acquired during the year	10,852	—	10,852
Foreign currency translation adjustment	(1,219)	(1,901)	(3,120)
Other	(509)	(86)	(595)

Balance at end of year	¥151,207	¥54,366	¥205,573

	Millions of yen
	2012
	Mobile phone business	All other businesses	Consolidated
Balance at beginning of year	¥151,207	¥54,366	¥205,573
Goodwill acquired during the year	1,611	5,645	7,256
Impairment losses	(6,310)	—	(6,310)
Foreign currency translation adjustment	(952)	(677)	(1,629)

Balance at end of year
Gross goodwill	151,866	59,334	211,200
Accumulated impairment losses	(6,310)	—	(6,310)

	¥145,556	¥59,334	¥204,890

Segment information is disclosed in Note 14.

The main components of goodwill acquired during the years ended March 31, 2011 and 2012 were ¥10,852 million associated with the additional acquisition of 65.0% shares of PacketVideo Corporation and ¥5,636 million associated with the acquisition of 74.6% shares of Radishbo-ya Co., Ltd., respectively.

Because of the rapid adverse change in its business environment, DOCOMO recognized a ¥6,310 million non-cash goodwill impairment charge for its PacketVideo Corporation reporting unit. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach. The amount of this impairment loss was included in “Selling, general and administrative” of the consolidated statements of income and comprehensive income.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

Other intangible assets, as of March 31, 2011 and 2012 comprised the following:

	Millions of yen
	2011
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥824,404	¥565,166	¥259,238
Internal-use software	1,092,442	816,389	276,053
Software acquired to be used in manufacture of handsets	190,722	96,107	94,615
Rights to use telecommunications facilities of wireline operators	19,052	7,126	11,926
Other	37,624	11,181	26,443

Total amortizable intangible assets	¥2,164,244	¥1,495,969	¥668,275

Unamortizable intangible assets:
Trademarks and trade names			¥3,981

Total unamortizable intangible assets			¥3,981

Total			¥672,256

	Millions of yen
	2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥921,565	¥652,665	¥268,900
Internal-use software	1,177,583	897,447	280,136
Software acquired to be used in manufacture of handsets	216,129	122,547	93,582
Rights to use telecommunications facilities of wireline operators	19,625	8,271	11,354
Other	38,130	15,201	22,929

Total amortizable intangible assets	¥2,373,032	¥1,696,131	¥676,901

Unamortizable intangible assets:
Trademarks and trade names			¥3,930

Total unamortizable intangible assets			¥3,930

Total			¥680,831

The amount of amortizable intangible assets acquired during the year ended March 31, 2012 was ¥239,549 million, the main components of which were software for telecommunications network in the amount of ¥98,456 million and internal-use software in the amount of ¥111,806 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2010, 2011 and 2012 was ¥187,393 million, ¥204,090 million and ¥224,488 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2013, 2014, 2015, 2016 and 2017 is ¥202,072 million, ¥168,542 million, ¥132,559 million, ¥81,467 million, and ¥28,089 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2012 is 5.0 years.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Other assets:

“Other assets” as of March 31, 2011 and 2012 comprised the following:

	Millions of yen
	2011	2012
Deposits	¥59,615	¥59,637
Deferred customer activation costs	72,214	75,657
Installment receivables for handsets (Non-current).	75,391	88,716
Allowance for doubtful accounts	(1,118)	(1,530)
Long-term bailment for consumption to a related party	20,000	10,000
Other	23,817	23,267

Total	¥249,919	¥255,747

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 13.

9. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	¥276	¥733
(Year ended March 31, 2011—weighted-average variable rate per annum : 5.3% as of March 31, 2011)
(Year ended March 31, 2012—weighted-average variable rate per annum : 2.7% as of March 31, 2012)

Total short-term borrowings	¥276	¥733

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥407,032	¥240,000
(Year ended March 31, 2011—interest rates per annum : 1.0%-2.0%, due : years ending March 31, 2012-2019)
(Year ended March 31, 2012—interest rates per annum : 1.0%-2.0%, due : years ending March 31, 2013-2019)
Unsecured indebtedness to financial institutions	21,000	15,797
(Year ended March 31, 2011—interest rates per annum : 1.3%-1.5%, due : years ending March 31, 2012-2013)
(Year ended March 31, 2012—interest rates per annum : 0.7%-1.5%, due : years ending March 31, 2013-2014)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	70	150
(Year ended March 31, 2011—interest rates per annum : 2.4% as of March 31, 2011, due : year ending March 31, 2012)
(Year ended March 31, 2012—interest rates per annum : 9.7% as of March 31, 2012, due : year ending March 31, 2018)

Sub-total	¥428,102	¥255,947
Less: Current portion	(173,102)	(75,428)

Total long-term debt	¥255,000	¥180,519

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO uses interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 19. DOCOMO didn’t use interest rate swap transactions as of March 31, 2012. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2010, 2011 and 2012 totaled ¥7,441 million, ¥6,709 million and ¥4,356 million, respectively. “Interest expense” in the consolidated statements of income and comprehensive income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2012, were as follows:

Year ending March 31,	Millions of yen
2013	¥75,428
2014	70,421
2015	26
2016	26
2017	26
Thereafter	110,020

Total	¥255,947

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

The distributable amount available for the payments of dividends to shareholders as of March 31, 2012 was ¥3,810,822 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 19, 2012, the shareholders approved cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of March 31, 2012, which were declared by the board of directors on April 27, 2012.

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

Issued shares and treasury stock—

The changes in the number of issued shares and treasury stock for the years ended March 31, 2010, 2011 and 2012 were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065
Retirement of treasury stock	(160,000)	(160,000)

As of March 31, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	138,141
Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

Acquisition of treasury stock based on the resolution of the board of directors	—	—
Retirement of treasury stock	—	—

As of March 31, 2012	43,650,000	2,182,399

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The general meeting of shareholders approved a stock repurchase plan as follows:

Date of the general meeting of shareholders	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
June 20, 2008	June 21, 2008 – June 20, 2009	900,000	¥150,000
The meeting of the board of directors approved stock repurchase plans as follows:
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
November 9, 2009	November 10, 2009 – November 30, 2009	160,000	¥20,000
December 17, 2010	December 20, 2010 – January 28, 2011	160,000	20,000

DOCOMO did not resolve any stock repurchase plans in the fiscal year ended March 31, 2012.

The aggregate number and price of shares repurchased for the years ended March 31, 2010, 2011 and 2012 were as follows:

Year ended March 31,	Shares	Millions of yen
2010	154,065	¥20,000
2011	138,141	20,000

DOCOMO did not repurchase its own shares in the fiscal year ended March 31, 2012.

Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the board of directors	Shares	Millions of yen
March 26, 2010	160,000	¥27,936
March 28, 2011	140,000	24,195

DOCOMO did not retire its own shares in the fiscal year ended March 31, 2012.

Accumulated other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss), net of applicable taxes, were as follows:

	Millions of yen
	Unrealized holding gains (losses) on available-for-sale securities	Change in fair value of derivative instruments	Foreign currency translation adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
As of March 31, 2009	¥(4,112)	¥(50)	¥(32,987)	¥ (28,540)	¥ (65,689)
2010 change	15,096	(63)	5,852	7,425	28,310

As of March 31, 2010	¥10,984	¥(113)	¥(27,135)	¥ (21,115)	¥ (37,379)
2011 change	(5,293)	4	(27,854)	(6,433)	(39,576)

As of March 31, 2011	¥5,691	¥(109)	¥(54,989)	¥ (27,548)	¥ (76,955)
2012 change	3,895	(2)	(28,984)	(2,483)	(27,574)

As of March 31, 2012	¥9,586	¥(111)	¥(83,973)	¥ (30,031)	¥ (104,529)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of taxes applied to the items in “Accumulated other comprehensive income (loss)” is described in Note 16.

11. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥109,916 million, ¥109,108 million and ¥108,474 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included in “Selling, general and administrative” expenses and amounted to ¥54,114 million, ¥54,984 million and ¥61,872 million for the years ended March 31, 2010, 2011 and 2012, respectively.

12. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income and comprehensive income for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Net realized gains (losses) on dispositions of investments in affiliates	¥(26)	¥95	¥423
Net realized gains on dispositions of marketable securities and other investments	693	453	1,009
Other-than-temporary impairment loss on marketable securities and other investments	(4,007)	(13,424)	(4,030)
Foreign exchange gains (losses), net	(615)	(1,575)	(1,034)
Rental revenue received	2,524	1,804	1,765
Dividends income	4,652	4,819	4,362
Penalties and compensation for damages	2,204	1,605	1,419
Other, net	259	449	(18)

Total	¥5,684	¥(5,774)	¥3,896

13. Related party transactions:

As previously described, DOCOMO is majority-owned by NTT, which is a holding company for more than 700 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliated companies in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. The balances of “Accounts payable, trade” due to the related parties as of

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2011 and 2012 primarily consisted of accounts payables assumed for a number of different types of transactions with NTT group companies and Sumitomo Mitsui Card, which is our affiliated company. During the years ended March 31, 2010, 2011 and 2012, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥72,928 million, ¥76,214 million and ¥91,416 million, respectively.

DOCOMO has entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”) for cash management purposes. NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE, of which DOCOMO owned 2.9% as of March 31, 2012. Accordingly, NTT FINANCE is a related party of DOCOMO. Under the terms of the contracts, excess cash generated at DOCOMO is bailed to NTT FINANCE and NTT FINANCE manages the funds on behalf of DOCOMO. DOCOMO can withdraw the funds upon its demand and receives relevant interests from NTT FINANCE. The funds are accounted for as “Cash and cash equivalents,” “Short-term investments,” or “Other assets” depending on the initial contract periods.

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

The balance of bailment was ¥240,000 million as of March 31, 2012. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥140,000 million, “Short-term investments” of ¥90,000 million, and “Other assets” of ¥10,000 million in the consolidated balance sheet as of March 31, 2012. The contracts had remaining terms to maturity ranging up to 1 years and 9 months with an average interest rate of 0.1% per annum as of March 31, 2012.

The average balance of the contracts of bailment expired during the years ended March 31, 2010, 2011 and 2012 was ¥15,616 million, ¥82,959 million and ¥58,907 million, respectively. The recorded amounts of “Interest income” derived from the contracts were ¥75 million, ¥171 million and ¥183 million for the years ended March 31, 2010, 2011 and 2012, respectively.

In May, 2012, DOCOMO and NTT FINANCE entered into a basic contract regarding billing and collection of DOCOMO’s billing claims. Pursuant to this contract, the meeting of the board of directors resolved to enter into an individual contract regarding the transfer of billing claims with NTT FINANCE in June, 2012. Under the contracts, billing claims which will be billed to customers for DOCOMO’s telecommunications services on or after July 1, 2012 will be transferred, at fair value, to NTT FINANCE.

14. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information derived from DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services, and mova services), packet communications services, satellite mobile communications services, international services and

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

Assets by segment are not included in the management reports which is reported to the CODM, however, they are disclosed herein only for the purpose of additional information. The “Reconciliation” column in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments and assets in “Reconciliation” primarily include cash, securities and investments in affiliates. DOCOMO allocates amounts of asset and related depreciation and amortization to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets of each segment. Capital expenditures in the “Reconciliation” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

	Millions of yen
Year ended March 31, 2010	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,167,704	¥116,700	¥4,284,404	¥—	¥4,284,404
Operating expenses	3,322,064	128,095	3,450,159	—	3,450,159

Operating income (loss)	¥845,640	¥(11,395)	¥834,245	¥—	¥834,245

Other income (expense)					¥1,912

Income before income taxes and equity in net income (losses) of affiliates					¥836,157

Depreciation and amortization	¥691,851	¥9,295	¥701,146	¥—	¥701,146

Other significant non-cash item:
Point program expense	¥134,954	¥7,266	¥142,220	¥—	¥142,220

Total assets	¥4,949,025	¥259,283	¥5,208,308	¥1,548,467	¥6,756,775

Capital expenditures	¥556,829	¥—	¥556,829	¥129,679	¥686,508

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2011	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,090,659	¥133,614	¥4,224,273	¥—	¥4,224,273
Operating expenses	3,233,925	145,619	3,379,544	—	3,379,544

Operating income (loss)	¥856,734	¥(12,005)	¥844,729	¥—	¥844,729

Other income (expense)					¥(9,391)

Income before income taxes and equity in net income (losses) of affiliates					¥835,338

Depreciation and amortization	¥682,029	¥11,034	¥693,063	¥—	¥693,063

Other significant non-cash item:
Point program expense	¥118,576	¥8,271	¥126,847	¥—	¥126,847

Total assets	¥4,843,925	¥286,338	¥5,130,263	¥1,661,330	¥6,791,593

Capital expenditures	¥520,770	¥4,759	¥525,529	¥142,947	¥668,476

	Millions of yen
Year ended March 31, 2012	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,110,585	¥129,418	¥4,240,003	¥—	¥4,240,003
Operating expenses	3,224,241	141,302	3,365,543	—	3,365,543

Operating income (loss)	¥886,344	¥(11,884)	¥874,460	¥—	¥874,460

Other income (expense)					¥2,498

Income before income taxes and equity in net income (losses) of affiliates					¥876,958

Depreciation and amortization	¥674,330	¥10,453	¥684,783	¥—	¥684,783

Other significant non-cash item:
Point program expense	¥89,378	¥6,412	¥95,790	¥—	¥95,790

Total assets	¥4,970,087	¥343,293	¥5,313,380	¥1,634,702	¥6,948,082

Capital expenditures	¥561,661	¥23,584	¥585,245	¥141,588	¥726,833

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2010, 2011 and 2012.

For segment information related to goodwill impairment losses, see Note 7.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenues from products and services were as follows:

	Millions of yen
Year ended March 31,	2010	2011	2012
Wireless services	¥3,776,909	¥3,746,869	¥3,741,114
Cellular services revenues	3,499,452	3,407,145	3,385,737
—Voice revenues	1,910,499	1,712,218	1,541,884
Including: FOMA services	1,785,518	1,658,863	1,518,328
—Packet communications revenues	1,588,953	1,694,927	1,843,853
Including: FOMA services	1,558,284	1,679,840	1,809,790
Other revenues	277,457	339,724	355,377
Equipment sales	507,495	477,404	498,889

Total operating revenues	¥4,284,404	¥4,224,273	¥4,240,003

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

The following table presents reconciliations and changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2011 and 2012. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

	Millions of yen
	2011	2012
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥190,368	¥196,064
Service cost	9,244	9,491
Interest cost	3,894	3,831
Actuarial (gain) loss	1,586	2,150
Recognition of prior service cost	—	145
Transfer of liability from defined benefit pension plans of the NTT group	328	546
Other	7	271
Benefit payments	(9,363)	(10,095)

Projected benefit obligation, end of year	¥196,064	¥202,403

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥77,070	¥77,813
Actual return on plan assets	(1,407)	1,095
Employer contributions	5,053	5,254
Transfer of plan assets from defined benefit pension plans of the NTT group	77	105
Benefit payments	(2,980)	(3,005)

Fair value of plan assets, end of year	¥77,813	¥81,262

At March 31:
Funded status	¥(118,251)	¥(121,141)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Liability for employees’ retirement benefits	¥(118,290)	¥(121,187)
Prepaid pension cost	39	46

Net amount recognized	¥(118,251)	¥(121,141)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Actuarial gains (losses), net	¥(42,262)	¥(43,242)
Prior service cost, net	12,611	10,583
Transition obligation	(935)	(810)

Total	¥(30,586)	¥(33,469)

The accumulated benefit obligation for the Defined benefit pension plans was ¥190,067 million and ¥196,512 million as of March 31, 2011 and 2012, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥196,025	¥202,346
Fair value of plan assets	77,735	81,159
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥190,028	¥196,454
Fair value of plan assets	77,735	81,159

The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Service cost	¥9,204	¥9,244	¥9,491
Interest cost on projected benefit obligation	3,979	3,894	3,831
Expected return on plan assets	(1,649)	(1,714)	(1,569)
Amortization of prior service cost	(1,907)	(1,907)	(1,907)
Amortization of actuarial gains and losses	2,190	1,497	1,644
Amortization of transition obligation	125	125	125

Net periodic pension cost	¥11,942	¥11,139	¥11,615

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥(7,623)	¥4,707	¥2,624
Prior service cost arising during period, net	—	—	121
Amortization of prior service cost	1,907	1,907	1,907
Amortization of actuarial gains and losses	(2,190)	(1,497)	(1,644)
Amortization of transition obligation	(125)	(125)	(125)

Total recognized in “Accumulated other comprehensive income (loss)”	¥(8,031)	¥4,992	¥2,883

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥3,911 million, ¥16,131 million and ¥14,498 million for the years ended March 31, 2010, 2011 and 2012, respectively.

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the year ending March 31, 2013 is ¥1,667 million, ¥123 million and ¥(1,898) million, respectively.

The assumptions used in determination of the Defined benefit pension plans’ projected benefit obligations as of March 31, 2011 and 2012 were as follows:

	2011	2012
Discount rate	2.0%	1.9%
Long-term rate of salary increases	2.9	2.9

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Discount rate	2.2%	2.1%	2.0%
Long-term rate of salary increases	2.2	2.2	2.9
Expected long-term rate of return on plan assets	2.5	2.3	2.0

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2011 and 2012. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥866	¥866	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,852	20,258	1,594	—
Domestic corporate bonds	8,023	—	8,023	—
Foreign government bonds	9,556	9,067	489	—
Foreign corporate bonds	455	89	354	12
Equity securities
Domestic stocks	16,873	16,849	24	—
Foreign stocks	7,515	7,515	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	966	—	966	—
Domestic equity securities	997	—	997	—
Foreign debt securities	632	—	632	—
Foreign equity securities	583	—	583	—
Life insurance company general accounts	7,528	—	7,528	—
Other	1,967	(0)	(2)	1,969

Total	¥77,813	¥54,644	¥21,188	¥1,981

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥753	¥753	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	29,628	28,266	1,362	—
Domestic corporate bonds	8,795	—	8,795	—
Foreign government bonds	6,964	6,883	81	—
Foreign corporate bonds	294	19	275	—
Equity securities
Domestic stocks	12,336	12,336	—	—
Foreign stocks	8,122	8,122	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	837	—	837	—
Domestic equity securities	703	—	703	—
Foreign debt securities	498	—	498	—
Foreign equity securities	679	—	679	—
Life insurance company general accounts	9,454	—	9,454	—
Other	2,199	—	1	2,198

Total	¥81,262	¥56,379	¥22,685	¥2,198

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

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2012 was: domestic bonds, 53.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 14.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2011 and 2012, securities owned by the Defined benefit pension plans as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥515 million (0.7% of total plan assets) and ¥282 million (0.3% of total plan assets), respectively.

DOCOMO expects to contribute ¥5,233 million to the Defined benefit pension plans in the year ending March 31, 2013.

The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen
2013	¥11,119
2014	11,449
2015	11,616
2016	13,249
2017	12,652
2018-2022	68,912

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥14,425 million, ¥14,703 million and ¥15,414 million for the years ended March 31, 2010, 2011 and 2012, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2011 and 2012 represented approximately 11.0% and 11.4% of the total members.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2011 and 2012. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2011 and 2012.

	Millions of yen
	2011	2012
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥88,714	¥97,299
Service cost	3,256	3,478
Interest cost	1,849	1,897
Actuarial (gain) loss	4,527	2,104
Internal adjustment due to transfer of employees within the NTT group	(445)	(630)
Other	883	211
Benefit payments	(1,485)	(1,575)

Projected benefit obligation, end of year	¥97,299	¥102,784

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥63,599	¥62,942
Actual return on plan assets	(930)	1,469
Employer contributions	803	834
Employee contributions	413	416
Internal adjustment due to transfer of employees within the NTT group	(341)	(433)
Other	883	211
Benefit payments	(1,485)	(1,575)

Fair value of plan assets, end of year	¥62,942	¥63,864

At March 31:
Funded status	¥(34,357)	¥(38,920)

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Actuarial gains (losses), net	¥(18,002)	¥(19,132)
Prior service cost, net	1,069	712

Total	¥(16,933)	¥(18,420)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥77,436 million and ¥81,826 million at March 31, 2011 and 2012, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥97,299	¥102,784
Fair value of plan assets	62,942	63,864
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥77,380	¥81,749
Fair value of plan assets	62,880	63,782

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Service cost	¥3,216	¥3,256	¥3,478
Interest cost on projected benefit obligation	1,798	1,849	1,897
Expected return on plan assets	(1,402)	(1,583)	(1,519)
Amortization of prior service cost	(357)	(357)	(357)
Amortization of actuarial gains and losses	874	326	1,024
Contribution from employees	(411)	(413)	(416)

Net periodic pension cost	¥3,718	¥3,078	¥4,107

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥(4,221)	¥7,040	¥2,154
Amortization of prior service cost	357	357	357
Amortization of actuarial gains and losses	(874)	(326)	(1,024)

Total recognized in “Accumulated other comprehensive income (loss)”	¥(4,738)	¥7,071	¥1,487

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥(1,020) million, ¥10,149 million and ¥5,594 million for the years ended March 31, 2010, 2011 and 2012, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the year ending March 31, 2013 is ¥1,077 million and ¥(356) million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2011 and 2012 were as follows:

	2011	2012
Discount rate	2.0%	1.9%
Long-term rate of salary increases	3.3	3.3

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Discount rate	2.2%	2.1%	2.0%
Long-term rate of salary increases	2.6	3.4	3.3
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2011 and 2012. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥637	¥637	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	10,459	9,301	1,158	—
Domestic corporate bonds	15,507	—	15,507	—
Foreign government bonds	4,991	4,731	260	—
Foreign corporate bonds	163	22	141	—
Equity securities
Domestic stocks	14,849	14,809	40	—
Foreign stocks	8,574	8,574	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	814	—	814	—
Domestic equity securities	1,545	—	1,545	—
Foreign debt securities	581	—	581	—
Foreign equity securities	667	—	667	—
Life insurance company general accounts	3,745	—	3,745	—
Other	410	—	0	410

Total	¥62,942	¥38,074	¥24,458	¥410

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥417	¥417	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,705	20,623	1,082	—
Domestic corporate bonds	6,279	—	6,279	—
Foreign government bonds	4,916	4,870	46	—
Foreign corporate bonds	173	9	164	—
Equity securities
Domestic stocks	13,700	13,699	1	—
Foreign stocks	7,721	7,721	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,055	—	1,055	—
Domestic equity securities	1,383	—	1,383	—
Foreign debt securities	883	—	883	—
Foreign equity securities	973	—	973	—
Life insurance company general accounts	4,329	—	4,329	—
Other	330	—	(0)	330

Total	¥63,864	¥47,339	¥16,195	¥330

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

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2012 was: domestic bonds, 47.7%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 7.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

As of March 31, 2011 and 2012, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥6,974 million (0.8% of total plan assets) and ¥4,727 million (0.5% of total plan assets), respectively.

DOCOMO expects to contribute ¥817 million to the NTT CDBP in the year ending March 31, 2013.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2013	¥1,691
2014	2,060
2015	2,220
2016	2,375
2017	2,500
2018-2022	13,814

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

Total income taxes for the years ended March 31, 2010, 2011 and 2012 comprised the following:

	Millions of yen
	2010	2011	2012
Income from continuing operations before equity in net income (losses) of affiliates	¥338,197	¥337,837	¥402,534
Equity in net income (losses) of affiliates	(1,270)	(5,031)	(10,736)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	9,109	(8,509)	(279)
Less: Reclassification of realized gains and losses included in net income	1,335	4,827	1,396
Change in fair value of derivative instruments	(43)	2	14
Less: Reclassification of realized gains and losses included in net income	—	—	—
Foreign currency translation adjustment	3,082	(12,523)	(18,713)
Less: Reclassification of realized gains and losses included in net income	(24)	245	2,021
Pension liability adjustment:
Actuarial gains (losses) arising during period, net	4,702	(4,388)	(1,463)
Prior service cost arising during period, net	—	33	(50)
Less: Amortization of prior service cost	(923)	(928)	(928)
Less: Amortization of actuarial gains and losses	1,280	788	1,107
Less: Amortization of transition obligation	55	61	53

Total income taxes	¥355,500	¥312,414	¥374,956

Substantially all income or loss before income taxes and income tax expense (benefit) are domestic.

For the years ended March 31, 2010, 2011 and 2012, DOCOMO and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the years ended March 31, 2010, 2011 and 2012 were 40.8%. The effective income tax rate for the years ended March 31, 2010, 2011 and 2012 was 40.4%, 40.4% and 45.9%, respectively.

Reconciliation of the difference of the effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2010	2011	2012
Statutory income tax rate	40.8%	40.8%	40.8%
Expenses not deductible for tax purposes	0.1	0.1	0.4
Tax credit for special tax treatment	(0.8)	(0.8)	(0.7)
Change in valuation allowance	0.1	0.1	0.9
Effect of enacted changes in tax laws and rates	—	—	4.7
Other	0.2	0.2	(0.2)

Effective income tax rate	40.4%	40.4%	45.9%

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate will be changed effectively from April 1, 2012. The aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% to be used in measuring deferred tax assets and liabilities after the enactment date, resulting from temporary differences that are expected to be recovered or settled during the fiscal years from April 1, 2012 to March 31, 2015, or April 1, 2015 and thereafter. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥36,454 million, and the adjustment to deferred tax assets and liabilities as of enactment date amounted to ¥36,454 million is recorded in the “Income taxes—deferred” on the consolidated statements of income and comprehensive income. Net income attributable to NTT DOCOMO, INC. decreased by ¥36,582 million as of enacted date.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Deferred tax assets:
Accrued liabilities for loyalty programs	¥116,137	¥92,289
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	93,924	80,143
Liability for employees’ retirement benefits	61,191	56,603
Foreign currency translation adjustment	23,543	35,500
Investments in affiliates	19,342	29,217
Deferred revenues regarding “Nikagetsu Kurikoshi” (2-month carry-over)	28,453	20,794
Compensated absences	12,730	12,160
Accrued enterprise tax	12,513	11,609
Marketable securities and other investments	15,322	10,609
Asset retirement obligations	6,373	7,825
Accrued bonus	7,377	7,019
Inventories	4,409	6,706
Accrued commissions to agent resellers	4,355	4,870
Other	23,491	26,758

Sub-total deferred tax assets	¥429,160	¥402,102
Less: Valuation allowance	(2,338)	(10,680)

Total deferred tax assets	¥426,822	¥391,422

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	¥3,927	¥5,043
Identifiable intangible assets	5,503	4,227
Property, plant and equipment due to differences in capitalized interest	2,358	2,031
Other	1,650	1,463

Total deferred tax liabilities	¥13,438	¥12,764

Net deferred tax assets	¥413,384	¥378,658

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011	2012
Deferred tax assets (Current assets)	¥83,609	¥76,858
Deferred tax assets (Non-current investments and other assets)	331,633	303,556
Other current liabilities	—	—
Other long-term liabilities	(1,858)	(1,756)

Total	¥413,384	¥378,658

As of and for the years ended March 31, 2010, 2011 and 2012, DOCOMO had no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the years ended March 31, 2010, 2011 and 2012 are immaterial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The net changes in the total valuation allowance were an increase of ¥806 million for the year ended March 31, 2010, an increase of ¥1,081 million for the year ended March 31, 2011, and an increase of ¥8,342 million for the year ended March 31, 2012, respectively. Management believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2011.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

17. Commitments and contingencies:

Leases—

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases at March 31, 2011 and 2012 were as follows:

	Millions of yen
Class of property	2011	2012
Machinery, vessels and equipment	¥13,360	¥12,359
Less: Accumulated depreciation and amortization	(8,802)	(9,266)

Total	¥4,558	¥3,093

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2012 were as follows:

Year ending March 31,	Millions of yen
2013	¥2,657
2014	1,638
2015	1,029
2016	557
2017	225
Thereafter	23

Total minimum lease payments	6,129
Less: Amount representing interest	(341)

Present value of net minimum lease payments	5,788
Less: Amounts representing estimated executory costs	(876)

Net minimum lease payments	4,912
Less: Current obligation	(2,134)

Long-term capital lease obligations	¥2,778

The above obligations are classified as part of other current and long-term liabilities as appropriate.

The minimum rent payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2012 were as follows:

Year ending March 31,	Millions of yen
2013	¥2,627
2014	2,137
2015	1,971
2016	1,756
2017	1,543
Thereafter	8,543

Total minimum rent payments	¥18,577

Total rent expense for all operating leases except those with terms of 1 month or less that were not renewed for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Millions of yen
	2010	2011	2012
Rent expense	¥68,673	¥62,666	¥69,782

Litigation—

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2012 were ¥34,986 million (of which ¥3,143 million are with related parties) for property, plant and equipment, ¥20,373 million (of which none are with related parties) for inventories and ¥15,778 million (of which ¥909 million are with related parties) for the other purchase commitments.

Loan commitments—

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2011 and 2012 were ¥105,030 million and ¥115,922 million, respectively.

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

18. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥46,631	¥46,631	¥—	¥—
Equity securities (foreign)	71,128	71,128	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	117,763	117,763	—	—

Derivatives
Interest rate swap agreements	1,232	—	1,232	—

Total derivatives	1,232	—	1,232	—

Total	¥118,995	¥117,763	¥1,232	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥154	¥—	¥154	¥—
Foreign currency option contracts	1,859	—	1,859	—

Total derivatives	2,013	—	2,013	—

Total	¥2,013	¥—	¥2,013	¥—

There were no transfers between Level 1 and Level 2.

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,808	¥51,808	¥—	¥—
Equity securities (foreign)	64,161	64,161	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	115,999	115,999	—	—

Total	¥115,999	¥115,999	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,096	—	1,096	—

Total derivatives	1,097	—	1,097	—

Total	¥1,097	¥—	¥1,097	¥—

There were no transfers between Level 1 and Level 2.

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

(b) Assets and liabilities measured at fair value on a nonrecurring basis

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

DOCOMO’s assets and liabilities that were measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2011 were immaterial.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2012 were as follows.

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

Goodwill

Fair value of the reporting unit is measured based on discounted cash flow method in combination with a market approach using unobservable inputs. Therefore, it is classified as Level 3.

Long-lived assets

With the recognition of impairment loss, fair value is measured based on discounted cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

19. Financial instruments:

(a) Risk management

The fair values of DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative instruments such as interest rate swap agreements, foreign exchange forward contracts,

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(b) Fair value of financial instruments

Financial instruments—

Carrying amounts of “Cash and cash equivalents,” “Short-term investments,” “Accounts receivable,” “Credit card receivables,” “Accounts payable, trade” and certain other financial instruments approximate their fair values except the items separately referred to below.

Long-term debt including current portion—

The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2011 and 2012 were as follows. Fair value is measured using observable market data, and these derivatives are classified as Level 2.

Millions of yen
2011		2012
Carrying amount	Fair value	Carrying amount	Fair value
¥ 428,102	¥ 438,483	¥ 255,947	¥ 267,157

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

The contract amount and fair value of the interest rate swap agreement as of March 31, 2011 were as follows:

Contract Term (in the year ended/ending March 31,)	Weighted average rate per annum		Millions of yen
			2011
	Receive fixed	Pay floating	Contract amount	Fair value
2004-2012	1.6%	0.7%	¥165,800	¥1,232

DOCOMO redeemed the unsecured corporate bonds hedged by the contract during the fiscal year ended March 31, 2012. DOCOMO didn’t use interest rate swap transactions as of March 31, 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Derivatives not designated as hedging instruments

DOCOMO had foreign exchange forward contracts and foreign currency option contracts to hedge currency exchange risk associated with foreign currency assets and liabilities. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2011 and 2012 were as follows:

	Millions of yen
Instruments	2011	2012
Foreign exchange risk management
Foreign exchange forward contracts	¥4,296	¥713
Foreign currency option contracts	15,143	9,107

Total	¥19,439	¥9,820

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2011 and 2012, recorded in the accompanying consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2011	2012
Derivatives designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other current assets	¥1,232	¥—

Total		¥1,232	¥—

Liability derivatives

		Millions of yen
Instruments	Locations	2011	2012
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
Foreign currency option contracts	Other current liabilities	¥154	¥1
	Other current liabilities	724	742
	Other long-term liabilities	1,135	354

Total		¥2,013	¥1,097

The fair values of derivative instruments were measured using valuation provided by financial institutions based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2011 and 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) The effect on the consolidated statements of income and comprehensive income

The locations and gain (loss) amounts of the derivative instruments for the years ended March 31, 2010, 2011 and 2012, recognized in the accompanying consolidated statements of income and comprehensive income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2010	2011	2012
Derivatives in fair value hedging relationships
Interest rate swap agreements	Other, net*	¥(136)	¥(2,065)	¥(1,232)

Total		¥(136)	¥(2,065)	¥(1,232)

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2010	2011	2012
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other, net*	¥67	¥(517)	¥36
Non-deliverable forward contracts (NDF)	Other, net*	16	71	82
Foreign currency option contracts	Other, net*	(565)	(1,059)	(146)

Total		¥(482)	¥(1,505)	¥(28)

*	“Other, net” was included in “Other income (expense).”

(v) Contingent features in derivatives

As of March 31, 2012, DOCOMO had no derivative instruments with credit-risk-related contingent features.

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

DOCOMO appropriately extends credit to customers upon these transactions and manages credit risks. When entering into installment payment or credit card contracts, DOCOMO performs credit check and manages the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short, generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of its customers utilize automated payment system to make cash payments, which mitigates the risk of uncollected receivables

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significantly. Despite a downturn in the economy in recent years, historical losses have not been significant. Due to the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its business is low.

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

Financing receivables and related allowance for doubtful accounts as of March 31, 2011 and 2012 were as follows:

	Millions of yen
	2011
	Installment receivables	Credit card receivables	Other	Total
Allowance for doubtful accounts:
Ending balance at March 31, 2011	¥4,504	¥3,085	¥231	¥7,820

Ending balance: collectively evaluated for impairment	4,504	3,085	43	7,632
Ending balance: individually evaluated for impairment	—	—	188	188
Financing receivables:
Ending balance at March 31, 2011	¥303,124	¥160,446	¥7,463	¥471,033

Ending balance: collectively evaluated for impairment	303,124	160,446	7,275	470,845
Ending balance: individually evaluated for impairment	—	—	188	188

	Millions of yen
	2012
	Installment receivables	Credit card receivables	Other	Total
Allowance for doubtful accounts:
Beginning balance at March 31, 2011	¥4,504	¥3,085	¥231	¥7,820

Provision	4,719	2,399	195	7,313
Charge-offs	(3,116)	(2,157)	(30)	(5,303)
Ending balance at March 31, 2012	¥6,107	¥3,327	¥396	¥9,830

Ending balance: collectively evaluated for impairment	6,107	3,327	37	9,471
Ending balance: individually evaluated for impairment	—	—	359	359
Financing receivables:
Ending balance at March 31, 2012	¥316,385	¥189,163	¥9,056	¥514,604

Ending balance: collectively evaluated for impairment	316,385	189,163	8,563	514,111
Ending balance: individually evaluated for impairment	—	—	493	493

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2010, 2011 and 2012

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions*	Balance at end of year
2010
Allowance for doubtful accounts	¥16,422	¥13,990	¥(10,732)	¥19,680
2011
Allowance for doubtful accounts	¥19,680	¥13,745	¥(14,286)	¥19,139
2012
Allowance for doubtful accounts	¥19,139	¥17,224	¥(11,283)	¥25,080
* Amounts written off.
	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions	Balance at end of year
2010
Valuation allowance for deferred tax assets	¥451	¥806	¥(0)	¥1,257
2011
Valuation allowance for deferred tax assets	¥1,257	¥1,090	¥(9)	¥2,338
2012
Valuation allowance for deferred tax assets	¥2,338	¥8,372	¥(30)	¥10,680

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ KAORU KATO
Kaoru Kato
President and Chief Executive Officer

Date: July 5, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)*

1.2	Share Handling Regulations of the registrant (English translation)*

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)**

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)

11.1	Code of Ethics***

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 23, 2011 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.