Form 20-F
period 2013-03-31
NTT DOCOMO INC
filed 2013-06-28
CIK 1166141

As filed with the Securities and Exchange Commission on June 28, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Shintaro Akimoto or Ayano Tamada, Investor Relations

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

As of March 31, 2013, 41,467,601 shares of common stock were outstanding, comprised of 41,251,024 shares and 21,657,700 ADSs (equivalent to 216,577 shares).

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

2.	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

3.	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

5.	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

7.	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

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

Fiscal year 2012 refers to our fiscal year ended March 31, 2013, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the years ended March 31, 2009 through 2013. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2012 and 2013, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2011 through 2013, and Notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2009	2010	2011	2012	2013
Income Statement Data
Operating revenues:
Mobile communications services (1)	¥3,624,857	¥3,456,544	¥3,354,634	¥3,326,493	¥3, 168,478
Equipment sales	606,898	507,495	477,404	498,889	758,093

Other operating revenues	216,225	320,365	392,235	414,621	543,551

Total	4,447,980	4,284,404	4,224,273	4,240,003	4,470,122
Operating expenses	3,617,021	3,450,159	3,379,544	3,365,543	3,632,942

Operating income	830,959	834,245	844,729	874,460	837,180
Other income (expense)	(50,486)	1,912	(9,391)	2,498	4,478

Income before income taxes and equity in net income of affiliates	780,473	836,157	835,338	876,958	841,658
Income taxes	308,400	338,197	337,837	402,534	337,571

Income before equity in net income of affiliates	472,073	497,960	497,501	474,424	504,087
Equity in net income (losses) of affiliates, net of applicable taxes (2)(3)	(672)	(852)	(5,508)	(13,472)	(18,767)
Net Income	471,401	497,108	491,993	460,952	485,320
Less: Net (income) loss attributable to noncontrolling interests	472	(2,327)	(1,508)	2,960	10,313

Net income attributable to NTT DOCOMO, INC.	¥471,873	¥494,781	¥490,485	¥463,912	¥495,633

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC.	¥11,172	¥11,864	¥11,797	¥11,187	¥11,952
Dividends declared and paid per share	¥4,800	¥5,000	¥5,200	¥5,400	¥5,800
Dividends declared and paid per share (4)	$48.41	$53.53	$62.83	$65.53	$61.60
Weighted average common shares Outstanding—Basic and Diluted (shares)	42,238,715	41,705,738	41,576,859	41,467,601	41,467,601
Balance Sheet Data
Working capital (5)	¥679,293	¥872,816	¥1,032,131	¥1,204,258	¥1,105,642
Total property, plant and equipment, net	2,691,485	2,607,590	2,523,319	2,536,297	2,560,284
Total assets	6,488,220	6,756,775	6,791,593	6,948,082	7,228,825
Total debt (6)	639,233	610,347	428,378	256,680	253,766
Total liabilities	2,144,912	2,094,329	1,913,999	1,839,311	1,759,160
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity	4,341,585	4,635,877	4,850,436	5,062,527	5,427,575
Total Equity	4,343,308	4,662,446	4,877,594	5,108,771	5,469,665
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	847,463	733,881	720,999	708,838	732,084
Net cash provided by operating activities	1,173,677	1,182,818	1,287,037	1,110,559	932,405
Net cash used in investing activities	(1,030,983)	(1,163,926)	(455,370)	(974,585)	(701,934)
Net cash used in financing activities	(182,441)	(260,945)	(421,969)	(378,616)	(260,967)
Margins (percent of operating revenues):
Operating income margin	18.7%	19.5%	20.0%	20.6%	18.7%
Net income margin	10.6%	11.5%	11.6%	10.9%	11.1%

(1)	With the introduction of “Other operating revenues” in the fiscal year ended March 31, 2013, some elements (revenues from content and other services) included in conventional “Packet communications revenues” for the fiscal year ended March 31,2009 to 2012 have been retroactively reclassified into “Other operating revenues.” The amounts of the reclassification for these years are 36.4 billion yen, 42.9 billion yen, 52.5 billion yen and 59.2 billion, respectively.
(2)	Includes impairment of investments in affiliates. See Note 5 of Notes to Consolidated Financial Statements.
(3)	Net of applicable taxes of ¥567 million, ¥1,270 million, ¥5,031 million, ¥10,736 million and ¥11,943 million in the years ended March 31, 2009, 2010, 2011, 2012 and 2013 respectively.
(4)	The dividends per share were translated into U.S. dollars at the relevant record date.
(5)	Working capital was computed by subtracting total current liabilities from total current assets.
(6)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High	Low	Average *	Period-end
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16

Calendar Year 2012
December	86.64	81.86	83.79	86.64

Calendar Year 2013
January	91.28	86.92	89.06	91.28
February	93.64	91.38	93.00	92.36
March	96.16	93.32	94.77	94.16
April	99.61	92.96	97.76	97.52
May	103.52	97.28	100.92	100.83
June (through June 7, 2013)	100.15	97.20	98.69	97.20

*	For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

This annual report contains forward-looking statements such as forecasts of operating results, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

Mobile Number Portability (“MNP”), the development of appealing handsets, the entry of new service providers, mergers among other service providers and other factors are intensifying competition for our corporate group from other service providers in the telecommunications industry. For example, other mobile service providers have introduced handsets that keep up with the needs and desires of customers, including handsets that support high-speed services and music/video playback, new services such as music and video distribution services, and flat-rate services for voice communications and e-mail, as well as installment sales methods for devices. There are also providers that offer services related to the convergence of fixed and mobile services, such as aggregated point programs, services offering free calls between fixed-line and mobile phones and discounts for combining fixed line and mobile services, and if services that are highly convenient for customers are offered in the future, the Company, which is subject to regulatory constraints, may be limited in its ability to respond in a timely and suitable manner. Furthermore, if other providers offer handsets that are more appealing than our own handset lineup, we may be unable to respond in a timely and suitable manner. If we are unable to build a network having a certain area and quality within the anticipated period of time, while other service providers build mobile communications networks with an area and quality that exceeds ours, customer satisfaction with our network may decline.

At the same time, competition is intensifying as a result of the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones (including services that use applications that run on our smartphones and tablets), high-speed broadband Internet service, digital broadcasting, public wireless LAN using Wi-Fi, other free or low-priced services of OTT*1 service providers, and so on, or a combination of these services.

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators, such as saturation in the Japanese mobile communications market, changes to business and market structures due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs*2 and competitors from other industries, changes in the regulatory environment, and increased rate competition. With the use of open platform devices like smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones, and it is possible that those businesses, etc. may eventually launch services that are more convenient for customers, and further intensify rate competition.

In this market environment, the decline in the number of net new subscriptions we acquire may accelerate in the future and may not reach the number we expect. Also, we may not be able to maintain existing subscriptions as customers migrate to other service providers due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various revisions, such as in rates and the provision of discounted services. For example, we introduced the “Xi Kake-hodai” flat-rate domestic voice service to our subscribers and the “Xi Pake-hodai FLAT,” “Xi Pake-hodai double” and “Xi Pake-hodai light” packet flat-rate services for “Xi” subscribers. Also, we introduced “monthly support,” which is a fixed amount discounted from monthly usage rates set for each equipment type.

However, we cannot be certain that these rate revisions and discounted services will enable us to acquire new and maintain existing subscriptions. Also, although we forecast some decline in ARPU as a result of these rate revisions and discounts, if the subscription ratio for various discount services or the trend in migration to flat-rate services are not in line with the expectations of our corporate group, our ARPU may decrease more than projected. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. In addition, in order to reinforce our managerial structure, we are promoting increased efficiency related to our network, sales and services, research and development and narrowing our product line-up to concentrate resources. The push toward greater efficiency, however, may not proceed as expected, and costs may not be reduced as anticipated due to intense competition from other service providers and changes in the market environment.

These foregoing factors may have a material adverse effect on our financial condition and operating results.

*1	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering its services and that delivers content services using the communication infrastructure of other companies.
*2	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise, the financial condition of our corporate group could be affected and our growth could be limited.

We view increases in revenue as an important factor in our future growth, for instance, the increasing of revenues by promoting the more widespread use of i-mode services, of smartphone services such as sp-mode, dmenu and dmarket, and of Xi services, as well as the expansion of their packet communications and other data communications and crowd services like “Shabette-Concier” and the like. Moreover, it is also an important factor to increase the returns through initiatives that create new value by integrating various businesses and services such as media/content, finance/payment, commerce, medical/healthcare, Machine-to-Machine (“M2M”) and environment/ecology with the aim of “realizing a smart life.” However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

Furthermore, if market growth slows or the market shrinks, the services, forms of usage, and sales methods provided by us may not develop sufficiently, which could affect our financial conditions and limit our growth. In particular, we cannot be certain as to whether or not the following can be achieved:

•

To develop the cooperative relationships as anticipated by our corporate group with the partners needed to provide the services and/or forms of usage that we offer, with the software vendors that provide the operating systems and applications necessary to promote the use of smartphone and other services, with handset manufacturers, content providers, and with stores that have installed equipment capable of handling e-wallet transactions;

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

•

Our current and future services, including ISP services such as i-mode, sp-mode, fee plans and discounted services for use of voice and packet communications, intelligent services like Shabette-Concier and Hanashite Honyaku, the storage services like photo collection, the services on dmarket such as dgame, dvideo and dshopping, and initiatives for new market creation through the convergence with various businesses, including financial and payment services like DCMX, media/content services like NOTTV, commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd., and medical/healthcare services run by docomo Health Care, Inc. and Nihon Ultmarc Inc. will be attractive to existing and potential subscribers and achieve continued or new growth;

•	The services provided by our corporate group, based on an open platform system, will not be surpassed by more competitive and sought after services provided by other service providers;

•

Demand in the market for mobile handset functionality will be as we envision, and as a result, our handset procurement costs will be reduced, which will enable us to offer our handsets at appropriate prices;

•	To expand services with improved data communication speed enabled by LTE*1/LTE-Advanced*[2] and other technology as planned; and

If the development of our new services or forms of use is limited, it may have a material adverse effect on our financial condition and results of operations.

*1	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.
*2	While maintaining technical compatibility with LTE, standardization to 3GPP, a more sophisticated mobile communication system, is progressing.

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including rate regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Furthermore, in some cases, our group is subject to special regulations that are not imposed on other providers. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Regulations to accelerate competition in the handset area, such as SIM* unlocking regulations;

•	Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as i-mode and sp-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as i-mode or sp-mode;

•

Regulations that would prohibit or restrict the provision of discounted services by our corporate group premised on continuous usage term agreements, including cancellation charges like that for the Famiwari MAX50 and the like;

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

•

Other measures, including competition safeguard measures directed toward us, NTT East and NTT West or the revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations, and systems inside and outside of Japan. For example, in response to an increase in the number of subscriptions or in the traffic volume per subscriber, we have proceeded with the enhancement of our telecommunications facilities in order to ensure and improve our service quality. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations. Also, the financial condition and operating results of our corporate group may be adversely affected by the increased cost of maintaining and operating the facilities we require for providing our services on account of electricity cost increases due to high fuel prices. In July 2010 the Dodd–Frank Wall Street Reform and Consumer Protection Act was signed into law in the U.S. Based on this, the US Securities and Exchange Commission established rules in August 2012 requiring listed companies that use designated minerals in their products to disclose whether such minerals come from the Democratic Republic of the Congo and adjoining countries. The implementation of these rules could have an adverse effect on our financial condition and operating results in the form of higher costs arising from expense of conducting the research needed for regulatory compliance or from an increase in the prices of materials that use such minerals.

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

Furthermore, with the number of subscriptions and traffic volume per subscriber increasing, our service quality may decline if we cannot obtain the necessary allocation of spectrum from the Japanese government for the smooth operation of our business.

Even though our corporate group plans to establish specified base stations to use the newly allocated 700MHz band, if measures for acceleration (acceleration measures for termination) of the transfer of existing FPU* and specified radio microphones that are currently using this spectrum do not proceed as anticipated, our corporate group may not be able to operate the mobile communication network smoothly, service quality may decline, and additional expenses may arise.

Although we are working to improve the efficiency of our spectrum use through technology such as LTE, including migration to LTE and other measures and to acquire additional spectrum, we may be unable to avoid a reduced quality of services.

In addition, due to the limited processing capacity of our base stations, switching facilities, and other equipment necessary for providing services, the quality of the services we provide may also decrease during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our networks significantly expands. Also, in relation to our FOMA and Xi services, the growth in the number of service subscribers and traffic volume per subscriber could significantly exceed our expectations due to the proliferation of smartphones and tablets as well as data communication devices for PCs. Furthermore, some of the software that runs on smartphones and tablets could result in greater use of control signals (the signals exchanged between devices and the network) in order to establish and terminate communications, and could therefore put a greater-than-anticipated burden on our facilities. If it becomes impossible to process such traffic using our existing equipment, service quality may deteriorate, communication interruptions may arise and the cost of investing in equipment to address these issues could increase.

We are endeavoring to reinforce the network foundation in order to cope with future increases in smartphone traffic. If unforeseen circumstances should arise, such as communication interruptions due to an increase in the number of subscribers and traffic volume and/or control signals per subscriber, and we are not able to address such problems sufficiently and in a timely manner, our ability to provide mobile communication services could be constrained or we could lose customers’ trust, and as a result, we could lose subscribers to our competitors. At the same time, the cost of investing in equipment to address these issues could increase, and this could materially affect our financial condition and results of operations.

*	Abbreviation for Field Pickup Unit. A wireless relay system used for TV broadcasting of sports, news, and the like.

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

One of the major components of our strategy is to increase our corporate value through domestic and overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations overseas which we believe can assist us in achieving this objective. We are also promoting this strategy by investing in, entering into alliances with, and collaborating with domestic companies and investing in new business fields.

However, there can be no assurance that we will be able to maintain or enhance the value or performance of the past or future investments or joint ventures established, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. Our investments in new business fields outside of the mobile telecommunication business, such as media/content, finance/payment, commerce, medical/healthcare, M2M (Machine-to-Machine), environment/ecology and the like, may be accompanied by uncertain and unforeseeable factors, as we have little experience in such new areas of business.

In recent years, the companies in which we have invested have experienced a variety of negative impacts, including severe competition, increased debt burdens, worldwide economic recession, significant change in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and it is not regarded as a temporary decline, our corporate group may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

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

•

Harm or losses to customers due to defects in products or services offered through an e-commerce business such as a home shopping service, or products and services offered on one of our platforms, such as dmenu or dmarket.

•

Harm or loss to customers due to imperfections in products and services in the fields such as medical/healthcare, M2M and environment/ecology that we provide as part of our effort to create new value for our customers.

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

We believe that we have properly addressed the social issues involving mobile phones by providing various services such as a filtering service and access restriction services and cell phones specifically designed for young people. However, it is uncertain whether we will be able to continue to respond appropriately to those issues in the future. Should we fail to do so, we may experience an increase in the cancellation of existing subscriber contracts or fail to acquire new subscribers as expected, and this may affect our financial condition and results of operations.

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

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

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

Furthermore, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

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

There have been instances in which tens of millions of computers worldwide were infected by viruses through fixed line Internet connections. As smartphones become more widespread, however, a growing number of viruses are also targeting mobile handsets. Similar incidents could occur on our networks, handsets, or other equipment. If such a virus entered our network or handsets or other equipment through such means as hacking, unauthorized access, or otherwise, or if there was a cyber attack, our system could fail, the services we provide could become unusable service quality could be impacted and/or confidential information could be leaked. In such an instance, the credibility of our network, handsets and other equipment and customer satisfaction could decrease significantly. Although we have enhanced security measures including systems to block unauthorized access, remote downloading for mobile phones, and the provision of “Anshin Net Security,” an antivirus solution for smartphones in order to provide for unexpected events, such precautions may not make our system fully prepared for every contingency. Moreover, software bugs, incorrect equipment settings, and human errors that are not the result of malfeasance could also result in system failures, diminished service quality, or leaks of confidential information.

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

Reports by the World Health Organization (WHO), other organizations and various media sources have suggested that radio wave emissions from mobile handsets and other wireless telecommunications devices may interfere with various electronic medical devices including hearing aids and pacemakers or may adversely affect the health of their users and others by causing cancer or other diseases. The concerns about risk of wireless telecommunication devices to the health of users could adversely affect our corporate image, financial condition and results of operations through increased cancellation by existing subscribers, reduced subscriber growth, reduced usage per subscriber and introduction of new regulations, restrictions, or litigation. The radio emissions from our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan and guidelines by the International Commission on Non-Ionizing Radiation Protection, which are endorsed by the WHO. The WHO has also stated that if the level of the radio emission from mobile devices is lower than the international guidelines, it would not affect the health of their users and others. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will demonstrate that there is no interrelation between radio wave emissions and health problems.

Furthermore, the Ministry of Internal Affairs and Communications and the Electromagnetic Compatibility Conference Japan have confirmed that some electronic medical devices are affected by the electromagnetic interference from cellular phones as well as other portable radio transmitters. We are working to ensure that our subscribers are sufficiently aware of these precautions when using cellular phones. There is a possibility that modifications to regulations and new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2013, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2013, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 144,480,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

There are restrictions on your ability to withdraw shares from the depositary receipt facility.

Each ADS represents the right to receive 1/100th of a share of common stock. Therefore, pursuant to the terms of the deposit agreement with our depositary, The Bank of New York Mellon, in order to withdraw any shares, a holder of ADSs must surrender for cancellation and withdrawal of shares, ADRs evidencing 100 ADSs or any integral multiple thereof. Each ADR will bear a legend to that effect. As a result, holders of ADSs will be unable to withdraw fractions of shares from the depositary or receive any cash settlement in lieu of withdrawal of fractions of shares. In addition, although the ADSs themselves may be transferred in any lots pursuant to the deposit agreement, the ability to trade the underlying shares may be limited. However, we intend to change the ratio of ADSs to underlying shares in accordance with our upcoming stock split, pursuant to which, effective October 1, 2013, each of our common shares will be split at a ratio of 1:100. Accordingly, we intend that, on and after October 1, 2013 (U.S. EST), each ADS will represent the right to receive one share of common stock.

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

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors, executive officers or audit & supervisory board members.

We are a limited liability, joint stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and audit & supervisory board members reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. Courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Rights of shareholders under Japanese law may be different from rights of shareholders in jurisdictions within the United States.

Our Articles of Incorporation, Regulations of the Board of Directors and the Companies Act of Japan (Kaishaho) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

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

We are a joint stock corporation under the Companies Act of Japan. We were incorporated and registered in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO, INC. since June 2010). Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

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

1. Business Overview

We are a mobile telecommunications carrier belonging to the NTT group, for which NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) serves as the holding company. We currently provide mobile telephone services over our LTE and W-CDMA networks. We have approximately 61,536 thousand subscribers and a domestic market share of 45.2%.

Together with our 180 subsidiaries and 30 affiliates, we conduct business as the NTT DOCOMO group. Our subsidiaries and affiliates as of March 31, 2013 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries*: 25
DOCOMO Business Net Inc.	100%
DOCOMO Engineering Chugoku Inc.	100%
DOCOMO Engineering Hokkaido Inc.	100%
DOCOMO Engineering Hokuriku Inc.	100%
DOCOMO Engineering Inc.	100%
DOCOMO Engineering Kansai Inc.	100%
DOCOMO Engineering Kyushu Inc.	100%
DOCOMO Engineering Shikoku Inc.	100%
DOCOMO Engineering Tohoku Inc.	100%
DOCOMO Engineering Tokai Inc.	100%

Name	Percentage Voting Interest
DOCOMO I Kyushu Inc.	100%
DOCOMO Mobile Inc.	100%
DOCOMO Mobile Media Kansai Inc.	100%
DOCOMO Service Chugoku Inc.	100%
DOCOMO Service Hokkaido Inc.	100%
DOCOMO Service Hokuriku Inc.	100%
DOCOMO Service Inc.	100%
DOCOMO Service Kansai Inc.	100%
DOCOMO Service Kyushu Inc.	100%
DOCOMO Service Shikoku Inc.	100%
DOCOMO Service Tohoku Inc.	100%
DOCOMO Service Tokai Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 155
Buongiorno S.p.A.	100%
DOCOMO ANIME STORE, INC.	60.0%
DOCOMO Capital, Inc.	100%
DOCOMO.COM, INC.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
docomo Healthcare, Inc.	66.0%
DOCOMO Innovations, Inc.	100%
DOCOMO interTouch Pte. Ltd.	100%
DOCOMO PACIFIC, INC.	100%
D2C Inc.	51.0%
MAGASeek Corporation	71.3%
mmbi, Inc.	60.5%
net mobile AG	87.4%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
PacketVideo Corporation	100%
Radishbo-ya Co., Ltd.	90.0%
Tower Records Japan Inc.	50.3%
and other subsidiaries
Affiliates: 30
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Limited.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Resonant Inc.	33.3%
Sumitomo Mitsui Card Company, Limited.	34.0%
Robi Axiata Limited	30.0%
Tata Teleservices Limited	26.5%
and other affiliates

*	These service subsidiaries provide operational services such as engineering and support services to NTT DOCOMO, INC.

Our reportable business segment is the “mobile phone business” and we also disclose result for “all other businesses,” which combines quantitatively insignificant operating segments together for disclosure. Operating revenues from the mobile phone business include those from mobile communications services, those from equipment sales for mobile devices and other operating revenues. Combined, this accounted for the greater part of our operating revenues for the fiscal year ended March 31, 2013. With regard to all other businesses, major examples of operating revenues sources are credit services, as well as sales by our subsidiaries, including home shopping services, Internet access services for hotel facilities, and mobile advertising. We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2011	2012	2013
Mobile phone business	¥4,090,659	¥4,110,585	¥4,275,172
All other businesses	133,614	129,418	194,950

For more details of our business segment information, please see “Operating and Financial Review and Prospects” in Item 5.

•	Competitive Environment

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japanese mobile telecommunications market remains intense due to the active movement of subscribers using the Mobile Number Portability (MNP) system and other factors. There are presently 4 mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”), SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE”), and EMOBILE Ltd. (“EMOBILE”). As of March 31, 2013, we had a market share of 45.2%, the KDDI group had a market share of 27.7%, SOFTBANK MOBILE had a market share of 23.9% and EMOBILE had a market share of 3.2%.

As of March 31, 2013 we had approximately 61,536 thousand cellular subscribers, an increase of 1,407 thousand from the end of the previous fiscal year. Also, our cellular churn rate for March 2013 was 0.82%. Although future growth of new subscribers for conventional voice use is expected to be limited as the penetration rate rises and the population declines, increases in the number of subscribers due to the development of new markets such as smartphones, tablets, data cards and embedded communication modules have contributed to an increase in the number of new subscribers.

The number of cellular subscriptions for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Thousands
	Year ended March 31,
	2011	2012	2013
Cellular subscriptions (1)	58,010	60,129	61,536
Xi (LTE) subscriptions	26	2,225	11,566
FOMA (W-CDMA) subscriptions (1)	56,746	57,905	49,970
mova (PDC) subscriptions (1)	1,239	—	—
i-mode subscriptions	48,141	42,321	32,688
sp-mode subscriptions	2,095	9,586	18,285
Estimated market share of total subscriptions	48.5%	46.9%	45.2%
Subscription growth rate	3.4%	3.7%	2.3%
Average monthly churn rate (1) (2)	0.47%	0.60%	0.82%

(1)	The number of cellular subscriptions includes FOMA, mova and communication module services subscriptions. We terminated mova services on March 31, 2012.
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

* active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

In the Japanese mobile communication market, new market opportunities, such as content and applications for mobile phones, are emerging while the usage of data communications is increasing in line with the increased use of smartphones and penetration of high-speed data communication services. Mobile network operators, including DOCOMO, are competing to maintain and obtain subscribers and to create new revenue sources, endeavoring to expand area coverage and increase the speed of their LTE networks, provide devices with special features such as various user interfaces and functions, implementing new billing measures, promoting handset sales, and provide added-value services.

In recent years, as smartphones and tablets have become more popular, there has been a growing movement among competitors to bundle mobile phone services with fixed-line communication services and to discount those charges. However, due to government regulations, we are prohibited from partnering exclusively within the NTT group, and similar services cannot be implemented.

Furthermore, competition in the network layer has intensified due to the increasing number of new MVNOs, with foreign companies also among them, in addition to existing mobile phone network operators. The arrival of global players, including Apple Inc., Google Inc., and Amazon.com, Inc., has also accelerated the shift from the vertical integration model led by existing mobile phone network operators to a model of horizontal division and has given vigor to a new vertical integration model in which the key is the terminal layer as well as content, application, platform and other upper layers.

As stated above, although our business environment is severe due to the market environment, regulations and changes in business model, we are endeavoring to strengthen our competitiveness based on the business strategy described below.

•	Business Strategy

Based on our Medium-Term Vision 2015: “Shaping a Smart Life” that defines our medium-term management policies, we have taken steps for the reinforcement of our mobile business and worked on the expansion of new businesses to create new value, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security, convenience and efficiency as a “Partner for a Smart Life”.

In the fiscal year ended March 31, 2013, in order to reinforce our mobile business, we endeavored to meet the needs of more customers with enrichment of our product lineup including smartphones, expansion of our Xi LTE service coverage and improvement of our billing plans and after-sales support. Additionally, we aggressively promoted the convergence of our mobile business with various other industries and services in collaboration with external partners in 8 new business fields* which were set up with the aim of expanding new businesses.

In addition, we have also strived to provide customers with greater convenience by blending the initiatives undertaken in new business fields and those in our mobile phone business through enrichment of the capabilities and content provided through the “docomo cloud,” which comprise the “dmarket” portal and other components.

Going forward, while continuing our endeavors to operate a safe, secure and high-quality network and thus to improve customer satisfaction, we will further accelerate the initiatives in both our mobile phone business and new businesses. At the same time, for the steadfast implementation of these measures, we will also steadily promote structural reform to strengthen our managerial structure.

*	Our 8 new business fields are media/content, finance/payment, commerce, medical/healthcare, M2M, service base (aggregation/platform), environment/ecology, and safety/security.

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE Development

In December 2010, we launched LTE (Long Term Evolution) service for data communications devices. In November 2011, we expanded the service to smartphones. We aim to provide a high quality service over a broader area utilizing the experience and expertise of a LTE service pioneer.

In terms of expanding the service area, we achieved 24,400 base stations and 77% population coverage at the end of this fiscal year. We are targeting 50,000 base stations and 97% population coverage for the fiscal year ending March 31, 2014.

In addition, we are steadily expanding the area in which services is available at 75Mbps service, the maximum reception speed, and have begun to provide 112.5Mbps service, the highest-speed within Japan as of March 2013. The 112.5Mbps area is being expanded, and in June of 2013 it has included 100 cities nationwide. Furthermore, during the fiscal year ending March 31, 2014, we plan to provide the maximum reception speed of 150Mbps.

Also, during 2015, the plan is to provide high speed transmission services using LTE-Advanced carrier aggregation.

•	Spectrum Use Status

The Ministry of Internal Affairs and Communications (“MIC”) has allocated a total bandwidth of 400MHz as radio frequencies available for use for LTE/W-CDMA networks (2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz, 700MHz and 2GHzTDD). Of this, we use 4 frequency bands—2GHz, 1.7GHz, 1.5GHz and 800MHz—to operate our networks.

2GHz Band:

The 20MHz×2 allocated in the 2GHz band is jointly used by our LTE and W-CDMA networks. A maximum 10MHz x 2 is used for our LTE network in all major cities nationwide.

1.7GHx Band:

The 20MHz×2 in the 1.7GHz band is used by our W-CDMA network in the Kanto, Kansai, and Tokai areas.

1.5GHz Band:

The 15MHz x 2 in the 1.5GHz band is used by our LTE network in all major cities nationwide.

800MHz Band:

The 15MHz x 2 allocated in the 800MHz band is jointly used by our LTE network and W-CDMA networks. The maximum 10MHz x 2 is used for our LTE network.

700MHz Band:

With regard to our plan to open specified base stations to be used for the 700MHz band, approval was received from the Minister of MIC in May 2012. In addition, the Association of 700MHz Frequency Promotion was established by 4 operators (NTT DOCOMO, Inc. KDDI Corporation, eAccess Ltd., and Okinawa Cellular Telephone Company) that were approved at the same time. Together with the appropriate transfer of new frequency bands to existing licensees currently using the frequencies, receiver measures for overland digital TV broadcasts are being implemented.

•	Strengthening of Network Foundation

For providing customers with a stable and comfortable communication environment, we moved ahead with the reinforcement of our network facilities to respond to the increase in data traffic resulting from the expanded adoption of smartphones. For example, we expanded the LTE Network capacity, utilized transmission speed controls for data communication by especially heavy users for data communications and offloaded data to “docomo WiFi”.

We also completed the implementation of all measures aimed at preventing the recurrence of a series of service interruptions reported during the period between June 2011 and January 2012.

In response to the service interruption incidents that occurred during the fiscal year ended March 31, 2013, we completed the implementation of countermeasures such as the reinforcement of our communication facilities, the enhancement of processing capability and correction of the errors of other carriers’ operating the facilities that caused the problem. Furthermore, we will continuously endeavor to ensure stable operation of our communications network, employing additional measures including those aimed at improving the quality of our construction works and software.

In addition, to prepare for possible large-scale disasters in the future, such as an earthquake directly striking the Metropolis of Tokyo, we have moved ahead with the dispersion of important communications facilities previously concentrated in the Metropolitan area.

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

3. Products

We purchase products from vendors and then sell them to mainly our sales agency who sell these products to our subscribers.

As the market for smartphones has expanded rapidly and the needs of our customers for smartphones has increased, we have listened to our customers and steadily developed operability and convenience. In the fiscal year ended March 31, 2013, we introduced 35 smartphone models, 6 tablet models, 4 feature phone models and 3 data communication device models and sold approximately 23,550 thousand units. Sales of each type of device are discussed below.

•	Smartphones/Tablets

In the fiscal year ended March 31, 2013, we aggressively engaged in improving operability and convenience by expanding our handsets installed with quad core CPU and large capacity batteries. This was in addition to offering features especially popular with Japanese consumers, such as Osaifu-Keitai® (Mobile Wallet), One-Seg, waterproof and infrared capabilities, mainly for our Xi (LTE) compatible smartphone handsets and tablets.

As for smartphone handsets, in addition to the global models popular overseas, such as the Xperia™ series and GALAXY series, we have a complete lineup of smartphones that can be used with confidence and safely by a broad spectrum of customers. These include the “Smartphone for Juniors”, a smartphone for youngsters that has various features that give peace of mind to children and their guardians, such as a filter that blocks harmful sites, and the “RakuRaku Smartphone”, a smartphone for seniors with a user interface that is simple and easy to understand.

As for tablets, our effort to expand into this market continues as we started to sell Xperia™ series tablets, a popular brand in March 2013.

As a result of the above, the number of smartphone and tablets sold was 13.29 million units, an increase of 4.47 million units over the number sold last term, reaching approximately 60% of total sales for the fiscal year ended March 31, 2013, significantly contributing to the expansion of the smartphone user base.

•	Data Communications Devices

We offer a wide range of data communication devices for selection, depending on usage, including mobile Wi-Fi routers, USB data cards, and the like.

In addition, besides data communication devices, our communication modules can be used in various situations in everyday life and business situations, such as for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing content to information posting systems, managing inventory for vending machines, managing payment with mobile devices, and as digital photo frames. Also, in response to increased traffic that has accompanied the expansion of enriched content for smartphones, we launched “Home Wi-Fi” in March 2013, which provides rental service of a wireless LAN routers necessary for using Wi-Fi at home.

•	docomo Smart Home

We started “docomo Smart Home,” an all-new initiative for sharing videos, music, shopping and other content between smartphones and home electronics, realizing a convenient new way to enjoy high-definition digital content both at home and on the move.

As part of this initiative, we offer the “dtab,” a Wi-Fi-dedicated tablet with special features for DOCOMO services such as the “dmarket” portal, and the “SmartTV dstick 01,” a small flash drive-like HDMI device for enjoying movies, animation and music from “dmarket”, etc. on large-screen televisions without additional charges.

4. Services

In order to secure medium term growth in earnings by increasing the revenues from packet communications, we are endeavoring to increase the convenience of Xi (LTE) service, which is the basic service for smartphone users, to provide new services based on “docomo cloud” and to expand our new business fields through cooperative businesses with alliance partners, with the aim for further increase in the smartphone user base.

•	Mobile Services

We currently offer voice, data, and other value-added services through our Xi (LTE) and FOMA (W-CDMA) services.

Along with the increase in the volume of data usage due to customer migration to smartphones accompanying the rapid expansion of the smartphone market, more users are seeking a comfortable network environment. As a result, Xi service subscribers have increased significantly, and the number of subscriptions has reached 11.57 million as of March 31, 2013.

In addition, other main services among cell phone services include international calling service, international roaming service, public wireless LAN service “docomo Wi-Fi”, services for corporate customers such as “Office Link,” a service that allows mobile phones to be used as intrnal lines, “Business Mopera Anshin Manager,” which enables the unified control of corporate mobile phones, “Mobile groupware” that allows the management of email or documents using a smartphones/PCs, and a satellite cell phone service.

•	docomo cloud

Summarized below are the initiatives implemented for the promotion of “docomo cloud,” which allows customers to receive convenient services that are uniquely available from us by accessing our network servers through their smartphones or tablets:

Three key service components of “docomo cloud”:

Description
dmarket	A market that offers a rich suite of digital content such as video, music and electronic books as well as various physical merchandise such as groceries and daily necessities on the cloud

Intelligent service	A cloud-based service that provides intelligent solutions through the use of various advanced technologies such as voice recognition, machine translation and voice synthesis

Storage	A service that allows users to store photographs, videos, phone book and other data on the cloud dmarket

•

We launched the “dgame” mobile gaming platform, which offers a wide variety of games including original titles, and the “dshopping” online shopping service, which handles groceries and other daily necessities. We also continued our efforts to enrich the content of existing services such as the “dvideo” video/movie distribution platform and the number of “dvideo” subscriptions exceeded 4.0 million as of March 31, 2013.

•	We established DOCOMO ANIME STORE, INC. jointly with KADOKAWA SHOTEN CO. LTD. and supply content to “danime store.”

•	We started support for multiple-device ownership by enabling users to share content purchased via our “dmarket” portal over multiple smartphones or tablets devices with the same ID.

•

We introduced “docomo Smart Home,” an all-new initiative for sharing videos, music and other content from “dmarket” between smartphones and home electronics, realizing a convenient new way to enjoy various digital content both at home and on the move.

Intelligent Service

•

We launched “Mail-Hon’yaku-Concier” service, an application that automatically translates text messages between Japanese and foreign languages, “Utsushite-Hon’yaku,” a service that translates text captured by the camera of the smartphone, and “Hanashite Hon’yaku” automatic translation service which converts speech spoken to the phone into the desired language. Furthermore, “Hanashite Hon’yaku” received the Grand Prix prize in the CEATEC INNOVATION AWARDS “As Selected by U.S. Journalists” at CEATEC JAPAN 2012, the “GSMA Global Mobile Awards 2013: Best Network Product or Solution for Serving Customers” at the GSMA Mobile World Congress 2013, and the “CTIA Emerging Technology Award: Mobile Apps-Content, Social, Media & Entertainment” at the CTIA 2013.

•	As of March 31, 2013, our voice agent application “Shabette Concier” garnered over 10 million installations and approximately 340 million accesses on a cumulative basis.

Storage

•	We launched the “Photo Collection” service that allows users to save photographs and videos to cloud storage, which can be browsed and edited not only from smartphones and tablets, but also from PCs.

•	We commenced the “docomo denwacho” cloud-based phonebook data storage service, which enables easy production of backup data and transfer of phonebook data upon the replacement to a new handset.

•	New Business Fields

We aim to drive innovation and create new value through the convergence of mobile devices with various industries and services by collaborating with alliance partners, especially in fields that offer great synergy with our mobile business. The principal services in the eight new business fields are as described below.

Business fields	Principal services (alliance partners)
Media/Content	“dvideo,” “dmusic,” “dhits,” “dbook,” “danime store,” “dgame,” “dcreators,” “NOTTV” (mmbi, Inc.), mobile advertisement (D2C Inc.) and other services

Finance/Payment	Mobile credit services, “iD”, “DCMX”, “Mobile Phone Protection and Delivery” service and other services

Commerce	“dshopping,” home shopping service (OAK LAWN MARKETING, INC., MAGASeek Corporation and Radishbo-ya Co., Ltd.), music software sales (Tower Records Japan Inc.) and other services

Medical/Healthcare	Healthcare support services (docomo Healthcare, Inc., Nihon Ultmarc Inc.)

M2M	“Otayori Photo” service, “docomo DriveNet,” PlayStation®Vita and other services

Service base (Aggregation/Platform)	Mobile content distribution, platform services (net mobile AG, Buongiorno S.p.A.) and other services

Environment/Ecology	Environment sensor network, bicycle sharing and other services

Safety/Security	“Smartphone Anshin Remote Support,” “Anshin Network Security” and other services

In addition, please refer to Item 4.B-7 “Investments and Alliances,” which contains details of collaborations with alliance partners in new business fields.

5. Tariffs

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

Currently, monthly charges paid by our cellular subscribers who uses our handsets with voice communication subscriptions consist mainly of (i) a basic monthly charge for telephone service, (ii) voice call charges (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services. Monthly charges paid by our subscribers who use data communication dedicated plans, including tablets users, consist mainly of (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with items (i) to (iii) are discussed below.

•	Basic Monthly Charge for Voice Communication Service and Voice Communication Charges

When we introduced smartphones that handled Xi (LTE) service in November 2011, in addition to basic monthly charge plans for Xi service, we began to offer a flat-rate telephone service for domestic calling to

DOCOMO subscription lines 24 hours a day. Subscribers to Xi service can select a contract for this flat-rate service as a option, in addition to the ordinary basic monthly charge and telephone usage fee combination.

The customers with FOMA (W-CDMA) service contract for basic monthly rate plans, most of which include certain free communications. The telephone pay-as-you-go charge differs depending on the rate plan selected by the customer.

•	Data Communication Charges

We have two types of rate plans for our data services: pay-as-you-go services with no maximum charges and flat-rate services. As of March 31, 2013, 73.2% of total subscribers (excluding prepaid data plans) were on flat-rate plans. Under our Xi flat-rate plan, in addition to the existing plan with a data usage threshold of 7GB, we began to offer a plan for light users with a threshold of 3GB in communication data volume in October 2012. If the threshold for data usage is exceeded, users can either pay an additional set fee for each 2GB of data, or transmission speed is lowered to 128kbps until the end of that month.

Furthermore, we have created an environment in which smartphones can be used by a broad range of customers by creating flat-rate plans with much lower rates than usual, which are limited to customers that use smartphones for seniors and smartphones for kids/juniors.

Also, we are promoting the use of multiple devices. In May 2012, we began setting discounts for fixed monthly data charges if a contract is signed for more than one device, such as when a tablet is added to a handset or the like.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country. The shops that deal with our products and services are operated by various distributors, and as of March 31, 2013, there were 2,394 docomo Shops nationwide. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2013, the number of such shops was approximately 5,800 (excluding docomo Shops). In addition to the face-to-face channel, we have established online shopping and 10 call centers nationwide and consider these channels to be important to improving convenience for our customers. For smartphones, which have rapidly gained in popularity, we have established exclusive call centers in three cities—Tokyo, Osaka and Sendai—and are enhancing the system for customer care.

•	Sales Methods

We purchase mobile devices from manufacturers and then wholesale these to our sales agents. With the aims of gaining and keeping customers and encouraging the spread of our services through new contracts and handset upgrades, we pay these sales agents commissions that are linked to their sales.

We offer a “Monthly Support” program under which monthly usage charges are discounted by a fixed amount which is established for each device, if a smartphone or tablet is purchased. This is in addition to the discounted price of the device for customers that sign a new contract or when customers migrate from other companies. In addition, besides a lump sum payment of the price of the device, it is possible to make installment payments over 12 months or 24 months. Providing measures that hold down the initial expense or usage charge allows us to expeditiously create an environment in which customers can easily obtain smartphones.

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

After-sales support

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

•	Area quality surveys or quality improvement for customers who desire area quality improvement.

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

7. Investments and Alliances

In the fiscal year ended March 31, 2013, we aggressively promoted cooperative business with alliance corporations to increase the sales revenue from new business fields to ¥1,000 billion by fiscal year 2015. The main projects and investments made in the new business fields are as follows.

In addition, please refer the list in Item 4.B-1 “Business Overview,” which contains the name and voting interest of our subsidiaries and affiliates as of March 31, 2013.

•	Media/ Content Business

We are developing businesses that bring together a variety of media content with mobile communications. We will accelerate these efforts by expanding the content market through the development of services for smartphones and by teaming up with companies in new business fields.

•

In April 2012 our subsidiary mmbi began operating “NOTTV,” the first-ever broadcasting station in Japan specifically for smartphones. The company provides interactive programs through 3 real-time channels and through stored-content services. During the fiscal year ended March 31, 2013, in addition to expanding the number of devices serviced to 21, we increased broadcast area and promoted involvement in order to increase the number of subscribers.

•

To provide a competitive distribution service at “danime store” in both quality and quantity, we established DOCOMO ANIME STORE, INC., in May 2012 jointly with KADOKAWA SHOTEN CO., LTD. (our investment ¥1.2 billion, ownership 60.0%).

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

•

In October 2012, an agreement was reached with MasterCard Worldwide, to form a global business alliance for a new payment service utilizing the unique properties of mobile communications and credit functionality. Aiming at launch in December, 2013, using the MasterCard® PayPass™ payment method, which utilizes a contactless chip and is deployed globally by MasterCard Worldwide, “iD” platform will be available overseas to DOCOMO customers using smartphones equipped with a contactless chip for Osaifu- Keitai services via NFC(FeliCa® +Type A/B).

•	E-Commerce Business

We are pursuing e-commerce businesses that take advantage of the characteristics of mobile communications, and as one step toward full-scale development, in December 2012, we started dshopping, an ecommerce service for physical merchandise on the smartphone. In addition to existing sales channels of our subsidiaries, we will increase the variety of merchandise we sell by promoting alliances with partners who have attractive merchandise.

•	Our subsidiary OAK LAWN MARKETING, INC. operates a home shopping business that uses TV as its primary media. It started selling its products at dshopping from December 2012.

•

Radishbo-ya Co., Ltd., a subsidiary of this company, offers membership home-delivery service for organic and low-pesticide produce and additive-free foods. It started selling its products at dshopping from December 2012.

•

In July 2012, we acquired an additional 8.1% stake in Tower Records Japan Inc., which raised our total ownership in Tower Records Japan to 50.3%. Following the acquisition, Tower Records Japan became our consolidated subsidiary. We will be exploring the possibility of selling CDs and DVDs using dshopping in the future.

•

In March 2013, we acquired a 71.3% share of MAGASeek Corporation, which operates MAGASEEK, a fashion site, for ¥2.04 billion, making it our subsidiary with the aim of expanding into fashion as an e-commerce business.

•	Medical/Healthcare Business

We are developing medical/healthcare businesses, utilizing the unique properties of mobile communications.

•

With the aim of providing a convenient healthcare and medical support service, we established the new company “docomo Healthcare, Inc.” in July 2012, together with OMRON HEALTHCARE Co., Ltd. (our investment ¥1.7 billion, ratio: 66.0%), with whom we had been considering a business alliance for some time. Health-related lifestyle suggestions will be made based on data obtained through a smartphone or healthcare device, while at the same time creating new business opportunities by connecting customers with new products and services provided by our alliance companies.

•

In March 2013, we entered into a cooperation agreement with ABC Cooking Studio Co. Ltd. in the areas of learning and health, with the aim of providing customers with lifestyle support mainly through diet and cooking assistance.

•

In May 2013, we acquired an approximately 77.5% share of Nihon Ultmarc Inc., which operates the biggest medical database business in Japan for approximately ¥2.6 billion, making it our subsidiary with the aim of expanding into the medical business.

•	M2M Business

We are involved in businesses that combine various types of equipment (machines) with mobile communications. This includes putting communications modules into automobiles and information services for car navigation devices.

•

In December 2011 we invested approximately ¥1.1 billion in Eye-Fi, Inc. to integrate docomo cloud and other related services with Eye-Fi’s cloud service and multiplatform system for photo and video auto-transferring for digital cameras, which uses Eye-Fi Wireless SD cards with built in Wi-Fi. Note that with Photo Collection, a photo and video cloud storage service started in September 2012, it has become possible to collectively manage photos and videos in digital cameras by using Eye-Fi Wireless SD cards with built in Wi-Fi.

•

Through a tie-up with seven overseas operators (KPN, Rogers, Singtel, Telefonica, Telstra, Vimpelcom and Etisalat), we signed a master agreement for the global development and promotion of an M2M service. In addition, based on this agreement, in December 2012, we utilized the Jasper Wireless platform to begin providing to multinational corporations the docomo M2M Platform, which provides businesses a domestic and international reach to unify the management of DOCOMO transmission module circuits and the circuits of overseas service providers incorporated into vehicles, construction equipment, data equipment, etc.

•

In order to make a full-scale entry into the ITS/telematics* business, we invested approximately ¥5 billion and formed an alliance with Pioneer Corporation, which is a leading player in car electronics, in May 2013. Through this move, we aim to build a next-generation traffic congestion information system utilizing information from Pioneer car-mounted electronics and DOCOMO smartphones and provide new ITS cloud services to individual and corporate users.

*	ITS: Intelligent Transport System
Telematics: The provision of services to mobile objects such as vehicles utilizing communications.

•	Service base(Aggregation/Platform) Business

We are engaged in various services aggregation businesses mainly in overseas markets.

•	net mobile AG, one of our subsidiaries, is engaged in the mobile content delivery platform business as well as the payment business primarily for mobile operators in Europe.

•

In August 2012, in order to establish and strengthen the foundation of our aggregation platform businesses overseas, we acquired for approximately ¥21.8 billion all shares in Buongiorno S.p.A., one of the largest providers of mobile internet content and applications in Europe. We intend to expand our aggregation platform businesses by acquiring a base for providing services directly to consumers regardless of mobile operators, in addition to net mobile’s platform business for mobile operators.

•	Environment/ Ecology Business

We are developing energy/ecology related businesses that take advantage of mobile communications.

•	We have placed sensors in locations at approximately 4,000 base stations nationwide, and are engaged in the environmental sensor network business, in which we measure meteorological data in real time.

This includes pollen count, temperature, humidity, wind direction, wind speed, precipitation amount, etc., In July 2012, we began to provide docomo Environment Live, a portal site primarily for providing meteorological data and weather forecasts.

•

From April 2011, we launched a community bicycle pilot program in cooperation with the city of Yokohama. With partner companies, we have also jointly developed a new bicycle sharing system. During the fiscal year ended March 31, 2013, using the expertise acquired through this experiment, we started a pilot program of community bicycle service in Koto-ku, Tokyo and city of Sendai.

•	Safety/ Security Business

We are developing safety/security related businesses in order for our customers to use mobile phones with safety and greater security.

•

Using McAfee, Inc. products, we offer “DOCOMO Anshin Scan”, a free of charge antivirus solution for smartphones. During the fiscal year ended March 31, 2013, besides adding a function that can confirm the status of availability of personal data for individual applications, customers can apply for “Anshin Net Security,” virus check for using sp-mode email on their smartphones.

•	Global Expansion

We make investments in and form partnerships with mobile operators and various players in different business domains with the long-term aim of strengthening our global competitiveness.

In regards to investments in mobile operators, we aim to achieve financial returns by strengthening the business foundations of our investment partners through supporting their businesses and to achieve synergies with our partners, such as joint development of handsets, joint procurement and generating of new services. In May 2013, we acquired all of the stock of MCV Guam Holding Corp., which is the largest cable television and Internet service provider in Guam and the Northern Mariana Islands, through a wholly owned holding company established in Guam by DOCOMO, for approximately ¥12.7 billion, with the purpose of strengthening the business foundations of DOCOMO PACIFIC, INC. by improving its competitiveness in the market.

In addition, we also focus our efforts on building open platforms globally through investments and partnerships with various players overseas and intend to provide diverse services across the world by taking into consideration each country’s and/or region’s unique characteristics.

•	Expansion of Corporate Sales

In November 2012, we entered into a business collaboration agreement with Microsoft Japan Co., Ltd. For joint promotion of tablet devices in the enterprise market with the aim to offer a flexible and diverse working style for corporate customers.

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

In order to address technology innovations overseas, we have established research centers in the U.S., Germany and China. Together with DOCOMO Capital, Inc. and DOCOMO Innovations, Inc., we are also aligned with venture companies in North America for the purpose of investing in ventures that develop advanced and innovative technologies that can be applied to mobile communication services. In February 2013, we established a venture fund, a fund operating company and a support program for starting the company DOCOMO Innovation Village and are strengthening service development through tie-ups with venture companies.

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

•

In order to expand the docomo cloud service, services such as Mail-Hon’yaku Concier, Hanashite Hon’yaku, and Photo Collection were introduced for commercial use. In addition, the functions for Shabette-Concier were expanded and the Phone Book was shifted to the cloud.

•

In order to improve the battery life of smartphones and other devices, a safe, large capacity battery was introduced for commercial use. In addition, an AC adaptor that can be charged at high speed, whose fastest speed has doubled compared to the past, was introduced for commercial use, and charge-time convenience has been improved.

•	With the Xi service, a mobile Wi-Fi router that supports ultra-high speed down-link transmission at 112.5Mbps, the fastest transmission speed in Japan*, was introduced for commercial use.

*	As of March 13, 2013, compared to the public announced speeds of various companies.

•	Technical Developments to be Implemented

•

In preparation for the introduction of LTE-Advanced for commercial use, a 4G mobile communications standard, we initiated the development of high-capacity base station equipment that realizes the advanced C-RAN architecture. With this equipment, we aim to improve radio capacity and user throughput in particularly high-traffic areas such as train stations.

•

In order to enable an innovative operational feel and input methods, we are engaged in the development of a transparent dual-touch display handset, with touch panels on both surfaces of a transmissive display, which can be operated from either surface, we also are working to develop a “Grip UI,” a system that utilizes a pressure sensor mounted on a smartphone that can detect location and strength when a cell phone is grasped and carry out various operations.

•

We have begun field tests aimed at the practical use of eco-friendly and disaster-resistant green base stations that efficiently utilize technologies such as solar power, fuel cells, wind power and large-capacity storage batteries.

•	Future Technology Initiatives

•

Aimed at enhancing the LTE and future LTE-Advanced areas, we successfully conducted connection testing between an LTE base station and an active antenna that enables sub-stations to be set up to use less space than in the past and allows very precise control radio emissions.

•

Aimed at creating an information communication network that can withstand a disaster, we conducted research and development on the fundamental technologies for a network virtualization enabling dynamic reallocation of the processing resources for voice communications and packet communications and verified that it is effective in mitigating congestion, such as that caused by increased demand for voice communications in the event of a disaster.

As a result of the above, the total research and development costs for this term were ¥111.3 billion.

9. Regulations

The MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We and other mobile telecommunication service providers are regulated by the MIC primarily under the Telecommunications Business Act. We and other mobile telecommunication service providers are also subject to the Radio Act. We, however, are not subject to regulation under the Act on Nippon Telegraph and Telephone Corporation. etc.

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

In June 2012, the Ordinance for Enforcement of the Telecommunications Bussiness was revised. By this revision, the criteria for designating Category II telecommunications facilities were expanded to include those of carriers with a share of more than 10% (formerly 25%), and as a result SOFTBANK MOBILE was designated by the public notice of the MIC as a carrier of a Category II telecommunications facility in addition to KDDI and Okinawa Cellular in December 2012.

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

Note that in the course of the comprehensive verifications that the MIC aims to implement by 2014, it is planed to study amendments to the regulations as required.

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

Spectrum Auction

In order to ensure the transparency of the frequency allocation process, the MIC considered implementing the kind of spectrum auction that is used in various other countries. The bill to amend the Radio Act to make it possible to use auctions to allocate frequencies was submitted to the Diet for deliberation in March 2012. However, this bill was not passed and was subsequently withdrawn by the government.

10. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2013. The government of Japan, in the name of the Minister of Finance, owned 36.43% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2013, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted with fair and appropriate distance. In the year ended March 31, 2013, we had sales of ¥42,777 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥211,137 million, ¥198,935 million and ¥93,207 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥34,596 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥212,913 million, ¥121,389 million and ¥91,416 million, respectively, in the year ended March 31, 2012. We also had accounts receivable of ¥9,164 million from NTT and its subsidiaries and payables of ¥78,073 million to NTT and its subsidiaries as of March 31, 2013, compared to ¥9,947 million and ¥78,595 million as of March 31, 2012.

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

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and audit & supervisory board members, and appropriation of dividends from retained earnings; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Mr. Takashi Nakamura, a full-time employee of NTT, serves part-time on our board of directors.

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

For information regarding certain transactions with NTT FINANCE CORPORATION, in which NTT and its subsidiaries collectively own 99.3% of the voting interest, see Item 7.B. “Related Party Transactions” and Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

11. Legal Proceedings

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

C.    Organizational Structure

As of March 31, 2013, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2013.

D.     Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2013, we and our regional offices owned 3,695,151 square meters of land and 1,553,764 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2013, we leased 8,745,318 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Trends in the Mobile Communications Industry in Japan

•	Operating Strategies

•	Operating Trends

•	Operating Results for the year ended March 31, 2013

•	Operating Results for the year ended March 31, 2012

•	Segment Information

•	Recent Accounting Pronouncements Not Yet Adopted

•	Critical Accounting Policies

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Prospects for Business Trends and Financial Performance

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

A. Operating Results

Overview

We are the largest cellular network operator in Japan with a total subscription of 61.54 million, which represented 45.2% of all cellular subscriptions in Japan as of March 31, 2013. We earn revenues and generate cash primarily by offering a variety of mobile voice and data communication services and products. In mobile communications services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our nationwide packet communications network. In addition to mobile communications services, we presently provide credit services, home shopping services, internet access services for hotels and various other services.

During the fiscal year ended March 31, 2013, based on our Medium-Term Vision 2015: “Shaping a Smart Life” that defines our medium-term management policies, we took steps to reinforce our mobile business and worked on the expansion of new businesses to create new value. In order to reinforce our mobile business, we endeavored to meet the needs of more customers by enriching our product lineup including smartphones, expansion of our Xi LTE network service coverage, improvement of billing plans and after-sales support. With the aim of expanding new businesses, we also aggressively promoted the convergence of mobile with various other industries and services in collaboration with alliance partners in eight new business fields comprising “media/content,” “finance/payment,” “commerce,” “medical/healthcare,” “M2M,” “service base (aggregation/platform),” “environment/ecology” and “safety/security.”

In addition, we have strived to provide customers with greater convenience by blending the initiatives undertaken in new business areas and those in our mobile phone business by enriching capabilities and contents provided through the “docomo cloud,” which comprise the “dmarket” portal and other components. Also, for the purpose of further improving the services offered on smartphones in cooperation with venture companies, and reinforcing our service development capabilities in new business fields toward the future, in February 2013, we established a venture fund operating company and launched an incubation program, “DOCOMO Innovation Village,” to support startups and ventures.

For the year ended March 31, 2013, our operating revenues were ¥4,470.1 billion, an increase of ¥230.1 billion from the prior year due primarily to the increase in packet communications revenues, equipment sales revenues and the expansion of new businesses. However, despite our promotion of cost efficiency improvement toward the goal of further strengthening our management structure, operating expenses increased mainly due to an increase in costs associated with the expansion of new businesses and the increase in cost of equipment sold resulting from a rise in the handset procurement cost per unit and expanded sales to agent resellers. As a consequence, we recorded ¥837.2 billion in operating income, down ¥37.3 billion from the prior year. Net income attributable to NTT DOCOMO, INC., increased by ¥31.7 billion from the prior year to ¥495.6 billion owing mainly to the elimination of the one-time impact from the decrease of net deferred tax assets caused by the enactment of lower future corporate income tax rates in the prior year. Cash flows from operating activities were ¥932.4 billion, decreasing by ¥178.2 billion from the prior year, mainly due to the increase of cash needed to pay agent resellers to provide funds under the installment payment scheme resulting from a growth in the number of subscribers purchasing new handsets in installments. Capital expenditures were ¥753.7 billion, up ¥26.8 billion from the prior year, mainly due to outlays required for the construction of base stations to improve the service coverage of our Xi network and the additional outlays required for the spreading out of important facilities for improved disaster preparedness.

Trends in the Mobile Communications Industry in Japan

According to an announcement by the Telecommunications Carriers Association and cellular network operators, the mobile communications market in Japan saw a 7.84 million net increase in cellular subscriptions for the year ended March 31, 2013. The total number of cellular subscriptions in Japan grew to 136.04 million as of March 31, 2013, which represented a market penetration rate of approximately 107%.

The annual growth rate of cellular subscriptions was 6.6%, 7.3% and 6.1% for the years ended March 31, 2011, 2012 and 2013, respectively. The growth prospect of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by the increase of subscriptions achieved through the development of new markets such as smartphones, tablet devices, PC data cards, portable gaming consoles and embedded communication modules.

As of March 31, 2013, cellular services were provided in Japan by four network operators and their group companies. In addition to providing cellular services, the network operators also develop mobile phones and other communications devices compatible with their communications services jointly with manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, third-generation mobile communications (3G) services have already been introduced by all network operators in Japan and are the mainstream service for all operator groups. In December 2010, we launched Japan’s first commercial service using LTE (Long-Term Evolution), a technical standard developed as an extension from the 3G system under a new service brand called “Xi.” As of March 31, 2013, the total number of subscriptions to Xi service was 11.57 million, increasing sharply from 2.22 million as of March 31, 2012. Driven by the increase in subscribers to Xi services, the sales of smartphones have recorded a remarkable increase in recent years. During the year ended March 31, 2013, we sold a total of 13.29 million smartphone units, which accounted for over 50% of our annual device sales. We expect this trend of expanded smartphone sales will continue going forward.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions to devices used primarily for voice communication, data usage has been increasing owing to the expanded uptake of smartphones and growing adoption of flat-rate billing plans for unlimited packet access and high-speed data services, and new market opportunities are beginning to emerge in such areas as contents and applications for mobile devices. On the other hand, the societal demands on network operators to secure sufficient network capacity to accommodate the growing data traffic and construct a reliable network capable of providing stable communication services even in disasters have been mounting. Meanwhile, competition among network operators has intensified with the recent increase in the number of users switching operators using the Mobile Number Portability (MNP) system introduced in 2006.

The network operators in Japan have been competing against one another to retain existing subscriptions, to acquire new subscriptions and to capture revenues from new markets by addressing the following issues:

•

Pricing measures: Offering free voice calls among family members subscribing to the same operator, free voice calls among phones subscribed under the same corporate subscription account, introduction of new discount services conditioned upon long-term subscriptions, introduction of packet flat-rate services, and introduction of billing plans offering discounts to smartphone users, etc.;

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

We and other cellular network operators in Japan receive the allocation of radio spectrum from government entities and are subject to regulations under the Japanese Telecommunications Business Act, Radio Act and other applicable laws. While Japan’s mobile communications industry, in recent years, has seen significant progress in deregulation on many fronts including tariff-related regulations, further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent cellular network operators including ourselves.

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

Meanwhile, progress has been made in the development of convergence services, combining fixed-line and mobile communications with rise in the penetration of mobile phones and broadband services. This concept of fixed-mobile convergence was previously limited only to the provision of single-bill service for both fixed and mobile services, or content/e-mail address sharing between the two networks. In recent years, however, our competitors have been stepping up their efforts to offer converged fixed and mobile services as smartphone penetration rises. The use of such convergence services may accelerate more extensively in line with the further expansion of smartphone penetration, and the demand for seamless connectivity between fixed and mobile networks or composite devices supporting access to both fixed and mobile networks may increase in the future.

In the field of high-speed wireless networks, WiMAX was approved as a standard of the Institute of Electrical and Electronics Engineers in the United States. In Japan, WiMAX operators have successfully expanded their number of subscriptions to a certain size by March 31, 2013, following their launch of commercial services in July 2009.

Thus, we expect that the competitive environment for the mobile communications market will remain intense in the future due to market, regulatory and technology changes.

Operating Strategies

We believe that the cellular market in Japan has already entered a mature phase with its total cellular subscriptions exceeding 130 million as of the end of March 2013. To seek further growth in this mature market phase, in November 2011, we announced our Medium-Term Vision 2015: “Shaping a Smart Life.”

We formulated the vision to establish clear steps and initiatives to be implemented in order to realize our corporate vision 2020, “Pursuing Smart Innovation: HEART,” which we announced in July 2010, under which we have undertaken measures to achieve the “transformation into an Integrated Services Company.”

Going forward, we will set forth a new theme “Partner for a Smart Life” for each and every customer, in order to make our vision more clearly understood and make further progress toward realizing our Medium-Term Vision 2015.

We, as a “Partner for Smart Life,” will deliver to customers “useful information” selected from “an overflow of information” “with perfect timing” and support the lives of our customers to impart a sense of “convenience,” “safety and security” and “enjoyment.”

To bring this into reality, we will further promote the “reinforcement of mobile business” and “the acceleration of expansion of new businesses.”

In the area of mobile business, we will concentrate our efforts on brushing up the basic elements of our devices, network and service offerings by implementing measures reflecting the voices of customers, thereby boosting our competitiveness.

Specifically, for devices, to boost the attractiveness of our products, we will prepare a lineup concentrating our resources to key products based on the keywords “easy to understand and easy to choose.”

With respect to the network, we will focus on the enhancement of Xi network quality to provide users with high-quality mobile communications experience, stepping up our efforts for the construction of “LTE network featuring outstanding connectivity and usability.”

In the area of services, using the keywords of “affordable and worry-free use,” we will proceed with the provision of an assortment of popular services and further enrichment of stores and items handled on the “dmarket” portal in an effort to create an attractive marketplace.

In order to accelerate the “expansion of new businesses,” we will engage in realizing “Smart Life” by combining capabilities of “docomo cloud” consisting of the three key components of “dmarket” portal, “Intelligent services” and “Storage” capabilities, with the initiatives undertaken in the eight new business fields.

To pursue the realization of “Smart Life,” we will bring customers maximum value by not only providing the platform for services but also transforming ourselves into a service provider. We will also seek to expand the opportunities for use to make it possible for customers to use services from any device freely (“device free”) and without concern as to the type of network (“network free”) and by expanding the authentication infrastructure from “mobile phone number” to “docomo ID” in order to provide more customers for comfortable services.

We will also strive to become a “Partner for a Smart Life” globally. Leveraging the relationships of overseas telecommunication operators that we have developed, we will aim to develop and reach a stage where payment and/or authentication by mobile device is possible and where more convenient and valuable services are provided than in the current voice-centric market.

Enhancing our business foundation with structural innovations is crucial to achieve both of “reinforcement of mobile business” and the acceleration of “expansion of new businesses.” We will thoroughly seek efficiency improvements in our mobile phones and reinforce our cost competitiveness by reviewing every aspect of our business operations. And with the establishment of the Smart-life Business Division in July 2013 as a starting point, we will promote the establishment and expansion of services in the eight new business fields by accelerating the speed with which we provide services.

Leveraging the strong business foundation that we have constructed together with customers, we will work in unison toward the shared goal of becoming a corporate group that can earn trust by continually undertaking measures that allow customers to continue using our services without any concerns.

Operating Trends

This section describes our operating trends from the perspectives of revenues and expenses.

Operating Revenues

(1) Mobile Communications Services

We earn our mobile communications services revenues primarily from basic monthly charges, calling charges for outgoing calls, packet communications charges, revenues from incoming calls including interconnection charges and charges for optional value-added services and features. Mobile communications services consist of LTE-based Xi services, the third generation FOMA services and other services. We terminated mova services on March 31, 2012 to more efficiently concentrate our business resources.

Mobile communications services revenues consist of voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges billed by connection time. Packet communications revenues are derived from a combination of basic monthly charges for service and additional usage charges billed by volume of data. With respect to packet communications revenues, new types of data communications services such as those carried by smartphones or other devices have become the largest drivers behind their growth. The amount of packet communications revenues has been increasing in line with the spread of smartphones and tablet devices, because users’ data usage generally increases after they migrate from a conventional i-mode handset to a smartphone. The contribution of packet communications revenues to our mobile communications services revenues has increased every year and accounted for 59.8% of mobile communications services revenues for the year ended March 31, 2013, as compared to 53.6% and 49.0% for the years ended March 31, 2012 and 2011, respectively.

Mobile communications services revenues are impacted by the changes in the total number of subscriptions, pricing measures such as the discounts and billing plans offered to customers as well as users’ usage behavior. In particular, the levels of revenues generated by each subscription have become increasingly diverse in recent years, as a result of the spread of smartphones, which generally generate higher data usage compared to conventional mobile phones, and the rise in demand for more diversified devices and services such as tablets (no voice communications capability and high data usage), communication modules embedded in various equipment (no voice communications capability and low data usage), portable gaming consoles and other data-only devices.

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

During the fiscal year ended March 31, 2013, amid intensified competition resulting from our competitors’ intensified efforts to improve competitiveness in areas such as their handset lineup and network quality, we employed various measures aimed at improving customer satisfaction on a continuing basis from the previous fiscal year, including enriching our product lineup, expanding Xi service areas and revamping after-sales support.

With respect to our handset lineup, we released models equipped with large-capacity batteries and high-speed processing capability for users who frequently use our services and the “Smartphone for Juniors SH-05E,” an entry-level model equipped with features designed for preteen, first-time smartphone users.

With respect to the expansion of Xi service areas, we further expanded Xi coverage, focusing primarily on prefectural capitals and other major cities, and upgraded Xi’s maximum downlink transmission speed to 112.5Mbps in 33 cities across Japan to deliver ultra-high-speed connections.

As we attach priority to retention of existing subscribers amid intensified competition in the market, during the fiscal year ended March 31, 2013, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction. As part of this revamp, we launched the “Network Security Anshin Pack,” a package of services designed to protect smartphones and other devices from viruses, and continued the “Mobile Phone Protection & Delivery Service,” which is discussed later in the “(3) Other Operating Revenues” section. Our churn rate, which is an important performance indicator for us to measure the retention of subscribers, was maintained at a low rate of 0.82% for the fiscal year ended March 31, 2013, though there was an increase from 0.60% for the previous fiscal year.

In 2007, we introduced a handset sales method called “Value Course.” “Value Course” is a sales method, in which the purchase of a handset is not discounted by a certain type of sales commission that had previously been paid to agent resellers, specifically designed for providing discounts on handset sales. As this handset sales method requires customers to pay full price to purchase a new handset, it awards the subscribers with a subscription to a billing plan with discounted basic monthly charges called “Value Plan.” The number of “Value Plan” subscriptions reached 39.26 million, or 64% of our total subscriptions, as of the end of March 31, 2013. In 2011, we introduced the “Monthly Support” discount program that provides customers purchasing a smartphone or tablet, etc., under certain subscription conditions with prescribed amount of discounts, which vary by each model, on their monthly phone bill for up to 24 months. Because most of the customers purchasing a smartphone or tablet, etc., have opted to use “Monthly Support” discounts, the total number of “Monthly Support” subscriptions has been growing in line with the spread of smartphones and other applicable devices. Our voice revenues have been on a constant decline in recent years. This is due largely to the impact from the expanded uptake of the “Monthly Support” program as well as the impact from the drop of billable MOU (Minutes Of Use) resulting from the growing utilization of free calling allowances and changes in customer’s usage behavior such as increased utilization of data services. We expect a decrease in our voice revenues will continue in the future as the number of smartphones and tablet devices sold increases.

For the fiscal year ended March 31, 2013, although we achieved an increase in packet communications revenues as a result of an increase in the number of Xi subscriptions and efforts to expand the user base of smartphones and other devices through active sales promotion, our total mobile communications service revenues continued to decline because the increase of data revenues fell short of completely offsetting the drop in voice revenues resulting from the expanded uptake of “Monthly Support” discounts and reduced billable MOU.

We use the average monthly revenue per unit or ARPU as a performance indicator to measure average monthly revenues per subscription. ARPU consists of voice ARPU, packet ARPU and smart ARPU, and voice ARPU and packet ARPU are calculated by dividing “Voice revenues” and “Packet communications revenues,” respectively, (which together make up our mobile communications services revenues), by the number of active subscriptions to our cellular services in the relevant periods. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as subscription activation fees and others. We believe that our ARPU figures calculated in this way provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The drop of voice ARPU has accelerated in recent years due mainly to the impact from the expanded uptake of the aforementioned discount programs as well as the impact from the increase of data-only service subscriptions that do not accompany voice communication services, and we expect this downward trend will continue in the future.

(2) Equipment Sales

We collaborate with handset manufacturers to develop handsets compatible with our cellular services, purchase the handsets from those handset manufacturers and then sell those handsets mainly to agent resellers for sale to our subscribers.

When a subscriber purchases a handset from agent resellers, the option to pay in installments is made available to the subscriber. If a subscriber chooses to pay in installments, under the agreement entered into among the subscriber, the agent resellers and us, we provide funds by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. This agreement is separate from the mobile communications service contract entered into between the subscriber and us, or the equipment sales contract concluded between the agent reseller and subscriber. Because the revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, cash collection of the installments receivable for the purchased handset from subscribers do not have an impact on any of our revenues, including equipment sales revenues.

Revenues from equipment sales, primarily sales of handsets and other telecommunications equipment to agent resellers, accounted for 17.0% of total operating revenues for the year ended March 31, 2013. We account for a portion of the sales commissions that we pay to agent resellers as a reduction in equipment sales revenues. As a result, the cost of equipment sold has exceeded equipment sales revenues. Because we have reduced the amount of sales commissions following the introduction of the aforementioned installment payment plan, the amount of sales commissions deducted from equipment sales revenues decreased significantly, and the effects of the excess amount of cost of the equipment sold over equipment sales revenues has also weakened. During the year ended March 31, 2013, equipment sales revenues increased by ¥259.2 billion or 52.0% compared to the prior fiscal year due mainly to an increase in the total number of devices sold driven by the strong sales of smartphones.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section.

(3) Other Operating Revenues

The primary items comprising other operating revenues include revenues of consolidated subsidiaries, “Mobile Phone Protection & Delivery Service”-related revenues and credit services business revenues.

Revenues of Consolidated Subsidiaries

Revenues of consolidated subsidiaries include the revenues from home shopping service and other services provided through our consolidated subsidiaries. As part of our efforts to expand the revenues from the eight new business fields that offer great potential for growth in the future, i.e., “media/content,” “finance/payment,” “commerce,” “medical/healthcare,” “M2M,” “service base (aggregation/platform),” “environment/ecology” and “safety/security,” we added new companies such as Tower Records Japan Inc., Buongiorno S.p.A. in Italy and MAGASeek Corporation to our consolidated group by turning them into consolidated subsidiaries. In addition, we are also planning to develop the following subsidiary businesses.

•

OAK LAWN MARKETING, INC. started handling its merchandise on our “dshopping” mobile shopping site and granting “docomo Premier Club” points to customers who made a purchase on the official smartphone website of “Shop Japan” home shopping service.

•

Radishbo-ya Co., Ltd. started handling its merchandise on our “dshopping” mobile shopping site and subscription contracts for Radishbo-ya premium home delivery service at docomo Shops, aiming to strengthen its sales taking advantage of our mobile phone subscriber base.

•

D2C Inc. worked to strengthen the sales of advertisements for smartphones, such as advertisements for the “dmarket” portal, and started the sales of advertisements for “message S (message special)” service, an advertisement distribution service for smartphones.

•

mmbi, Inc. produced original programs for the “NOTTV” multimedia broadcasting service for smartphones linking them with social media and other communication services and expanded the “NOTTV” service coverage to 33 prefectures nationwide. As of March 31, 2013, the number of “NOTTV”-compatible handsets reached 21 models, and the total number of subscriptions was 0.68 million.

“Mobile Phone Protection & Delivery Service”-related revenues

“Mobile Phone Protection & Delivery Service” is a service that covers handset issues such as loss and water exposure and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call for a monthly fee prescribed for each handset model (either ¥294 or ¥399). The monthly fees are set at a level close to the insurance premium born by us for the provision of service. As of March 31, 2013, the total number of subscriptions to “Mobile Phone Protection & Delivery Service” was 37.48 million.

Credit Services Business Revenues

Following the launch of our credit brand “iD” in December 2005, we commenced a proprietary mobile credit payment service “DCMX” in April 2006. These services enable credit payment using mobile phones with the contactless IC chips embedded inside the handsets. With the combined subscriptions to “DCMX” service reaching 13.85 million and the number of active “iD” reader terminals reaching 0.48 million as of March 31, 2013, the total amount of credit transactions handled has also been rising.

The revenues are increasing rapidly from the “dmarket,” one of the “docomo cloud” services launched for the fiscal year ended March 31, 2011. “dmarket” is a market that offers or sells a rich suite of digital content such as video, music and electronic books as well as various physical merchandise such as groceries and daily necessities in the cloud. It consists of stores such as “dvideo,” offering movie and drama, “dgame,” offering a wide variety of browser games, and the “dshopping” online shopping service, which handles groceries and other daily necessities.

With respect to “dvideo,” the number of “dvideo” subscriptions exceeded 4.0 million as of March 31, 2013. We believe this trend of increase in revenues from “dmarket” is likely to continue.

As a result of the foregoing, other operating revenues for the fiscal year ended March 31, 2013 increased by ¥128.9 billion, or 31.1%, compared to the prior fiscal year.

As a performance indicator that is specifically designed to reflect revenues from new businesses, we newly introduced smart ARPU in addition to the conventional voice ARPU and packet ARPU indicators. Smart ARPU is calculated by dividing a part of other operating revenues by the number of active subscriptions. The smart ARPU for the fiscal year ended March 31, 2013 grew to ¥420 from ¥350 for the fiscal year ended March 31, 2012, and we expect the amount of smart ARPU will continue to increase going forward.

Operating Expenses

Cost of Services

Cost of services represents mainly the expenses we incur directly in connection with providing our subscribers with mobile communications services and includes the cost for usage of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our mobile communications services, and insurance costs related to “Mobile Phone Protection & Delivery Service.” Cost of services accounted for 27.6% of our total operating expenses for the year ended March 31, 2013. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 33.8% and 20.7% of the total cost of services, respectively, for the fiscal year ended March 31, 2013. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the year ended March 31, 2013 increased by ¥109.6 billion or 12.3% from the prior fiscal year to ¥1,003.5 billion primarily due to an increase in costs associated with the growth of revenues of consolidated subsidiaries and a rise in insurance costs resulting from an increase of subscriptions to “Mobile Phone Protection & Delivery Service.”

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 21.1% of our operating expenses for the year ended March 31, 2013. The cost of equipment sold for the fiscal year ended March 31, 2013 increased by ¥72.5 billion, or 10.4%, compared to the prior fiscal year, primarily due to a rise in the per-unit cost of procurement caused by the roll-out of a handset lineup comprising a wide variety of feature-rich models in response to customers’ diverse requirements and the increase in the number of handsets sold to agent resellers driven by brisk smartphone sales.

Depreciation and Amortization

Depreciation and amortization accounted for 19.3% of our operating expenses for the year ended March 31, 2013. In the fiscal year ended March 31, 2012, we made capital investment primarily for the network construction to improve Xi coverage and as a measure to enhance disaster preparedness. As a consequence, depreciation and amortization expenses for the fiscal year ended March 31, 2013 increased slightly by ¥15.4 billion or 2.3% from the prior fiscal year to ¥700.2 billion.

For the fiscal year ending March 31, 2014, we are expecting an increase in depreciation and amortization expenses as a result of our ongoing efforts to significantly increase the number of base station installations for the improvement of the Xi service areas and the additional outlays required for the spreading out of important facilities for improved disaster preparedness. However, we will continue to seek improvement of cost efficiency through the integration of facilities and equipment, efficiency improvement of our construction works and other measures. For more details concerning our capital expenditures, please refer to “Capital Expenditures” section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 32.0% of our total operating expenses for the year ended March 31, 2013. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which was commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. A portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of commissions, both sales activities linked and non-sales activities linked, as selling, general and administrative expenses. The expenses incurred in relation to “docomo Points Service” customer loyalty program, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses.

Our total selling, general and administrative expenses for the fiscal year ended March 31, 2013 increased compared to the prior fiscal year despite a reduction in “docomo Points Service”-related expenses resulting from the revisions made to the loyalty program in April 2011, mainly due to the growth in commissions paid to agent resellers caused by an increase in the number of purchase orders processed as a result of expanded smartphone sales.

Operating Income

As described above, operating revenues for the year ended March 31, 2013 increased from the prior fiscal year because the increase in equipment sales revenues was greater than the decrease in mobile communications services revenues. On the expenses side, however, we recorded an increase in cost of services, cost of equipment sold, depreciation and amortization and selling, general and administrative expenses from the prior fiscal year. Because the increase in expenses was greater than the growth of revenues, we recorded a year-on-year decrease in operating income.

Other income (expense) and Equity in net income (losses) of affiliates, net of applicable taxes

As part of our corporate strategy, we have made investments in foreign and domestic companies in businesses that complement our mobile communications business. These investments are accounted for under the equity method and recognized under “Investments in affiliates” in our consolidated balance sheets when we are able to exercise significant influence over the investee, but do not have a controlling financial interest. In accordance with equity method accounting, we include our equity in the net income or losses of affiliates in our consolidated statements of income. Where we do not have an ability to exercise significant influence over the investee, we include the investment at cost or fair value as “Marketable securities and other investments” in our consolidated balance sheets. Our results of operations can be affected by impairments of such investments and losses and gains on the sale of such investments. The impairment charges for “Marketable securities and other investments” and realized gains or losses from sales of “Investments in affiliates” and “Marketable securities and other investments” are recognized in “Other income (expense),” whereas the impairment charges for “Investments in affiliates” are recognized in “Equity in net income (losses) of affiliates, net of applicable taxes.” Please refer to “Critical Accounting Policies—Impairment of investments,” regarding our accounting policy for the impairment of investments.

Operating Results for the year ended March 31, 2013

The following discussion includes analysis of our operating results for the year ended March 31, 2013. The tables below describe selected data from our consolidated statements of income for the fiscal years ended March 31, 2013 and 2012:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2012	2013	Increase (Decrease)	Change (%)
Operating revenues:
Mobile communications services	¥3,326,493	¥3,168,478	¥(158,015)	(4.8)%
–Voice revenues (1)	1,541,884	1,274,584	(267,300)	(17.3)%
Including: FOMA services	1,518,328	1,216,814	(301,514)	(19.9)%
–Packet communications revenues	1,784,609	1,893,894	109,285	6.1%
Including: FOMA services	1,750,824	1,560,225	(190,599)	(10.9)%
Equipment sales	498,889	758,093	259,204	52.0%
Other operating revenues	414,621	543,551	128,930	31.1%

Total operating revenues	4,240,003	4,470,122	230,119	5.4%

Operating expenses:
Cost of services	893,943	1,003,497	109,554	12.3%
Cost of equipment sold	695,008	767,536	72,528	10.4%
Depreciation and amortization	684,783	700,206	15,423	2.3%
Selling, general and administrative	1,091,809	1,161,703	69,894	6.4%

Total operating expenses	3,365,543	3,632,942	267,399	7.9%

Operating income	874,460	837,180	(37,280)	(4.3)%
Other income, net	2,498	4,478	1,980	79.3%

Income before income taxes and equity in net income (losses) of affiliates	876,958	841,658	(35,300)	(4.0)%
Income taxes	402,534	337,571	(64,963)	(16.1)%

Income before equity in net income (losses) of affiliates	474,424	504,087	29,663	6.3%
Equity in net income (losses) of affiliates, net of applicable taxes	(13,472)	(18,767)	(5,295)	(39.3)%

Net income	460,952	485,320	24,368	5.3%
Less: Net loss attributable to noncontrolling interests	2,960	10,313	7,353	248.4%

Net income attributable to NTT DOCOMO, INC.	¥463,912	¥495,633	¥31,721	6.8%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the year ended March 31, 2013 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2013, were ¥4,470.1 billion, an increase of ¥230.1 billion or 5.4% from ¥4,240.0 billion for the prior fiscal year. Mobile communications services revenues were ¥3,168.5 billion, decreasing by ¥158.0 billion or 4.8% compared to ¥3,326.5 billion for the prior fiscal year. Consequently, the contribution of mobile communications services revenues to our total operating revenues for the fiscal year ended March 31, 2013 decreased to 70.9% from 78.5% for the prior fiscal year. The year-on-year decrease in mobile communications services revenues was primarily attributable to the drop of voice revenues. The decline in mobile communications services revenues was the net result of the decrease in voice revenues (which dropped by ¥267.3 billion or 17.3% to ¥1,274.6 billion from ¥1,541.9 billion for the prior fiscal year), which was partially offset by the increase in packet revenues (which grew by ¥109.3 billion or 6.1% from ¥1,784.6 billion in the prior fiscal year to ¥1,893.9 billion).

The primary factors behind the decline of voice revenues were the increase in the number of users subscribing to the “Monthly Support” discount program, and decline in billable MOU. Consequently, voice ARPU deceased by ¥470 or 21.4% from ¥2,200 for the prior fiscal year to ¥1,730. On the other hand, the increase in packet communication revenues was driven mainly by the expansion of data usage achieved by an increase of Xi subscribers and aggressive sales of smartphones. Because the data usage of Xi subscribers and smartphone users is generally higher compared to that of conventional FOMA services and/or i-mode handset users, the increase in the number of subscribers migrating to a LTE-enabled device or a smartphone tends to result in an expansion of packet revenues. The total subscriptions to Xi service as of March 31, 2013 were 11.57 million, and the total number of smartphones sold during the fiscal year ended March 31, 2013 was 13.29 million units. As a result, our packet ARPU grew by ¥100 or 3.9% from ¥2,590 for the prior fiscal year to ¥2,690.

Equipment sales revenues increased by ¥259.2 billion or 52.0% to ¥758.1 billion for the year ended March 31, 2013 from ¥498.9 billion for the prior fiscal year, due mainly to an increase in the number of handsets sold to agent resellers in association with the aforementioned growth in the number of smartphones sold.

Other operating revenues increased by ¥128.9 billion or 31.1% from ¥414.6 billion for the prior fiscal year to ¥543.6 billion for the fiscal year ended March 31, 2013. The increase in other operating revenues was mainly driven by the increase in revenues of consolidated subsidiaries newly acquired during the fiscal year ended March 2013, and the growth of revenues from “Mobile Phone Protection & Delivery services” with increasing number of its subscriptions.

Operating expenses increased by ¥267.4 billion or 7.9% from ¥3,365.5 billion for the prior fiscal year to ¥3,632.9 billion for the fiscal year ended March 31, 2013. This was mainly attributable to an increase in cost of services of ¥109.6 billion or 12.3% from ¥893.9 billion for the prior fiscal year to ¥1,003.5 billion for the fiscal year ended March 31, 2013 resulting from the rise in expenses for the expansion of new businesses, and an increase in cost of equipment sold of ¥72.5 billion or 10.4% to ¥767.5 billion from ¥695.0 billion for the prior fiscal year primarily as a result of an increase in procurement cost per unit and the number of handsets sold to agent resellers, despite our ongoing cost efficiency improvement efforts toward the goal of further strengthening our management structure.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2013 decreased by ¥37.3 billion or 4.3% from ¥874.5 billion for the prior fiscal year to ¥837.2 billion. Accordingly, the operating income margin dropped from 20.6% for the prior fiscal year to 18.7%.

Other income (expense) includes items such as interest expense, interest income, dividend income, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We recognized ¥4.5 billion as “other income, net” for the fiscal year ended March 31, 2013, increasing income by ¥2.0 billion compared to the prior fiscal year.

Income before income taxes and equity in net income (losses) of affiliates decreased by ¥35.3 billion or 4.0% to ¥841.7 billion for the fiscal year ended March 31, 2013, from ¥877.0 billion for the prior fiscal year.

Income taxes were ¥337.6 billion for the year ended March 31, 2013 and ¥402.5 billion for the year ended March 31, 2012, representing actual effective income tax rates of 40.1% and 45.9% for the fiscal years ended March 31, 2013 and March 31, 2012, respectively. Income taxes decreased by 65.0 billion or 16.1%. One of the reasons for the decrease in income taxes was the impact from the decrease in net deferred tax assets due to the decrease in enacted future corporate income tax rates, which was included in income taxes for the prior fiscal year, and had no significant impact for the fiscal year ended March 31, 2013. Another was a decrease in corporate tax rate for the year ended March 31, 2013, resulting in a decrease in the actual effective income tax rate.

For “Equity in net income (losses) of affiliates, net of applicable taxes,” we recognized our equity in the net losses of our affiliates of ¥18.8 billion for the fiscal year ended March 31, 2013 and ¥13.5 billion for the fiscal year ended March 31, 2012. The loss for the fiscal year ended March 31, 2013 was mainly due to the impairment charges of some affiliates including Tata Teleservices Limited.

As a result of the foregoing, we reported ¥495.6 billion in net income attributable to NTT DOCOMO, INC., representing an increase of ¥31.7 billion or 6.8% from ¥463.9 billion for the prior fiscal year.

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2013 and 2012 are provided below:

Key Performance Indicators

	Years ended March 31
	2012	2013	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	60,129	61,536	1,407	2.3%
Xi services	2,225	11,566	9,341	419.8%
FOMA services	57,905	49,970	(7,935)	(13.7)%
packet flat-rate services	36,295	38,704	2,409	6.6%
i-mode services	42,321	32,688	(9,634)	(22.8)%
sp-mode services	9,586	18,285	8,698	90.7%
Market Share (%) (1)(2)	46.9	45.2	(1.7)	—
Aggregate ARPU (yen/month/subscription) (3)	5,140	4,840	(300)	(5.8)%
Voice ARPU (4)	2,200	1,730	(470)	(21.4)%
Packet ARPU	2,590	2,690	100	3.9%
Smart ARPU	350	420	70	20.0%
MOU (minutes/month/subscription) (3)(5)	126	117	(9)	(7.1)%
Churn Rate (%) (2)	0.60	0.82	0.22	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage”
(4)	Inclusive of circuit switched data communications
(5)	MOU(Minutes Of Use): Average communication time per month per subscription

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
FY Results: Sum of number of active subscriptions for each month* from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Operating Results for the year ended March 31, 2012

The following discussion includes analysis of our operating results for the year ended March 31, 2012. The tables below describe selected data from our consolidated statement of income for the fiscal years ended March 31, 2012 and 2011:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2011	2012	Increase (Decrease)	Change (%)
Operating revenues:
Mobile communications services	¥3,354,634	¥3,326,493	¥(28,141)	(0.8)%
–Voice revenues (1)	1,712,218	1,541,884	(170,334)	(9.9)%
Including: FOMA services	1,658,863	1,518,328	(140,535)	(8.5)%
–Packet communications revenues	1,642,416	1,784,609	142,193	8.7%
Including: FOMA services	1,627,329	1,750,824	123,495	7.6%
Equipment sales	477,404	498,889	21,485	4.5%
Other operating revenues	392,235	414,621	22,386	5.7%

Total operating revenues	4,224,273	4,240,003	15,730	0.4%

Operating expenses:
Cost of services	896,502	893,943	(2,559)	(0.3)%
Cost of equipment sold	662,829	695,008	32,179	4.9%
Depreciation and amortization	693,063	684,783	(8,280)	(1.2)%
Selling, general and administrative	1,127,150	1,091,809	(35,341)	(3.1)%

Total operating expenses	3,379,544	3,365,543	(14,001)	(0.4)%

Operating income	844,729	874,460	29,731	3.5%
Other income (expense), net	(9,391)	2,498	11,889	—

Income before income taxes and equity in net income (losses) of affiliates	835,338	876,958	41,620	5.0%
Income taxes	337,837	402,534	64,697	19.2%

Income before equity in net income (losses) of affiliates	497,501	474,424	(23,077)	(4.6)%
Equity in net income (losses) of affiliates, net of applicable taxes	(5,508)	(13,472)	(7,964)	(144.6)%

Net income	491,993	460,952	(31,041)	(6.3)%
Less: Net (income) loss attributable to noncontrolling interests	(1,508)	2,960	4,468	—

Net income attributable to NTT DOCOMO, INC.	¥490,485	¥463,912	¥(26,573)	(5.4)%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the year ended March 31, 2012 and comparison with the prior fiscal year

Our operating revenues for the fiscal year ended March 31, 2012 were ¥4,240.0 billion, an increase of ¥15.7 billion or 0.4% from ¥4,224.3 billion for the prior fiscal year. Mobile communications services revenues were ¥3,326.5 billion, decreasing by ¥28.1 billion or 0.8% compared to ¥3,354.6 billion for the prior fiscal year. Consequently, the contribution of mobile communications services revenues to our total operating revenues for the fiscal year ended March 31, 2012 decreased to 78.5% from 79.4% for the prior fiscal year. The year-on-year decrease in mobile communications services revenues was primarily attributable to the drop of voice revenues.

The decline in mobile communications services revenues was the net result of the decrease in voice revenues (which dropped by ¥170.3 billion or 9.9% to ¥1,541.9 billion from ¥1,712.2 billion for the prior fiscal year), which was partially offset by the increase in packet revenues (which grew by ¥142.2 billion or 8.7% from ¥1,642.4 billion in the prior fiscal year to ¥1,784.6 billion). The primary factors behind the decline in voice revenues were the increase in the number of users subscribing to the “Value Plan” and “Monthly Support” discount services and decline in billable MOU. This resulted in a decrease in voice ARPU of ¥330 or 13.0% from ¥2,530 for the prior fiscal year to ¥2,200. The main reasons for the increase in packet ARPU included the impact of expanded data usage resulting from our efforts for migrating existing subscribers to smartphones and acquiring new smartphone subscriptions, and cultivating new demand for mobile Wi-Fi routers and tablet devices. Because the data usage of smartphone users is generally higher compared to that of conventional i-mode handset users, the increase in the number of subscribers migrating to a smartphone from i-mode handset users tends to result in an expansion of packet revenues. Consequently, packet ARPU grew by ¥130 or 5.3% from ¥2,460 for the prior fiscal year to ¥2,590.

Equipment sales revenues increased by ¥21.5 billion or 4.5% to ¥498.9 billion for the year ended March 31, 2012 from ¥477.4 billion for the prior fiscal year.

Operating expenses decreased by ¥14.0 billion or 0.4% from ¥3,379.5 billion for the prior fiscal year to ¥3,365.5 billion for the fiscal year ended March 31, 2012. This was mainly attributable to a reduction in selling, general and administrative expenses of ¥35.3 billion or 3.1% from ¥1,127.2 billion for the prior fiscal year to ¥1,091.8 billion for the fiscal year ended March 31, 2012 resulting from the decline in customer service-related expenses, and a decrease in depreciation and amortization of ¥8.3 billion or 1.2% from ¥693.1 billion for the prior fiscal year to ¥684.8 billion for the fiscal year ended March 31, 2012, which offset the increase in cost of equipment sold of ¥32.2 billion or 4.9% from ¥662.8 billion for the prior fiscal year to ¥695.0 billion.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2012 increased by ¥29.7 billion or 3.5% from ¥844.7 billion for the prior fiscal year to ¥874.5 billion. Accordingly, the operating income margin improved from 20.0% for the prior fiscal year to 20.6%. This was attained through our ongoing cost efficiency improvement efforts including reduction of the aforementioned customer service-related expenses, network construction and other costs.

Other income (expense) includes items such as interest income, interest expense, gains and losses on sale of “Marketable securities and other investments” and foreign exchange gains and losses. We recognized ¥2.5 billion as “Other income (expense), net” for the fiscal year ended March 31, 2012, improving by ¥11.9 billion compared to the prior fiscal year, during which we recognized “Other income (expense), net” of ¥9.4 billion. This is mainly because we recognized other-than-temporary impairment charges for marketable securities and other investment in the fiscal year ended March 31, 2011, while we recognized only minimal impairment charges in the prior fiscal year ended March 31, 2012.

Income before income taxes and equity in net income (losses) of affiliates increased by ¥41.6 billion or 5.0% to ¥877.0 billion for the fiscal year ended March 31, 2012, from ¥835.3 billion for the prior fiscal year.

Income taxes were ¥402.5 billion for the year ended March 31, 2012 and ¥337.8 billion for the year ended March 31, 2011, representing an actual effective income tax rate of approximately 45.9% and 40.4%for the fiscal years ended March 31, 2012 and March 31, 2011, respectively. The increase in the actual effective tax rate for the year ended March 31, 2012 was mainly due to the enactment of the “Act for Partial Amendment to Income Tax Law, Etc., in Response to Changing Economic Structure” and the “Special Measures to Secure the Financial Resources to Implement the Restoration from the Great East Japan Earthquake” on November 30, 2011. As a result of this tax reform, the aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% for deferred tax assets and liabilities resulting from temporary differences that were expected to be recovered or settled in the fiscal years ending March 31, 2013 and March 31, 2016 or thereafter. Due to the change in the enacted tax rates, net deferred tax assets existing at the enactment date decreased by ¥36.5 billion, and the impact was charged to income taxes expense. We are subject to income taxes imposed by various taxing authorities in

Japan, including corporate income tax, corporate enterprise tax, corporate inhabitant income taxes and special local corporation tax, which in the aggregate amounted to a statutory income tax rate of 40.8% for both fiscal years ended March 31, 2012 and March 31, 2011. The Japanese government introduced various special tax benefits, one of which enabled us to deduct from our taxable income a portion of investments in research and development (“R&D investment tax incentive”). The difference between our effective tax rate and statutory income tax rate for the year ended March 31, 2011 arose primarily from such special tax allowances, and the difference for the year ended March 31, 2012 was mainly due to a change of tax rate resulting from enactment of the aforementioned tax reform bills.

For equity in net losses of affiliates (net of applicable taxes), we recognized our equity in the net losses of our affiliates of ¥13.5 billion for the fiscal year ended March 31, 2012 and ¥5.5 billion for the fiscal year ended March 31, 2011. This was due to the increase of losses of some affiliates including Tata Teleservices Limited, offsetting the increase in income of other affiliates reflected in our consolidated results.

As a result of the foregoing, we reported ¥463.9 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥26.6 billion or 5.4% from ¥490.5 billion for the prior fiscal year.

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2012 and 2011 are provided below:

Key Performance Indicators

	Years ended March 31
	2011	2012	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	58,010	60,129	2,120	3.7%
Xi services	26	2,225	2,199	—
FOMA services	56,746	57,905	1,159	2.0%
mova services	1,239	0	(1,239)	N/A
packet flat-rate services	31,921	36,295	4,374	13.7%
i-mode services	48,141	42,321	(5,819)	(12.1)%
sp-mode services	2,095	9,586	7,492	357.7%
Market Share (%) (1)(2)	48.5	46.9	(1.6)	—
Aggregate ARPU (yen/month/subscription) (3)	5,320	5,140	(180)	(3.4)%
Voice ARPU (4)	2,530	2,200	(330)	(13.0)%
Packet ARPU	2,460	2,590	130	5.3%
Smart ARPU	330	350	20	6.1%
MOU (minutes/month/subscription) (3)(5)	134	126	(8)	(6.0)%
Churn Rate (%) (2)	0.47	0.60	0.13	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage”
(4)	Inclusive of circuit switched data communications
(5)	MOU(Minutes Of Use): Average communication time per month per subscription

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

Mobile phone business

For the year ended March 31, 2013, operating revenues from our mobile phone business segment increased by ¥164.6 billion or 4.0% to ¥4,275.2 billion from ¥4,110.6 billion in the prior fiscal year. Mobile communications services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥158.0 billion or 4.8% to ¥3,168.5 billion for the year ended March 31, 2013 from ¥3,326.5 billion in the prior fiscal year. Equipment sales revenues increased by ¥259.2 billion or 52.0% to ¥758.1 billion for the year ended March 31, 2013 from ¥498.9 billion for the prior fiscal year due to an increase in the number of handsets sold. Revenues from our mobile phone business segment represented 95.6% and 96.9% of total operating revenues for the years ended March 31, 2013 and 2012, respectively. Operating expenses in our mobile phone business segment increased by ¥182.6 billion or 5.7% to ¥3,406.9 billion from ¥3,224.2 billion in the prior fiscal year. This was mainly due to the growth in commissions paid to agent resellers caused by an increase in the number of purchase orders processed as a result of expanded smartphone sales. As a result, segment income from our mobile phone business decreased by ¥18.0 billion or 2.0% to ¥868.3 billion compared to ¥886.3 billion in the prior fiscal year. Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Trends” and “Operating Results for the Year Ended March 31, 2013,” which were discussed above.

All other businesses

Operating revenues from all other businesses increased by ¥65.5 billion or 50.6% from ¥129.4 billion in the prior fiscal year to ¥195.0 billion for the year ended March 31, 2013, which represented 4.4% of total operating revenues. Operating expenses from all other businesses increased by ¥84.8 billion or 60.0% from ¥141.3 billion in the prior fiscal year to ¥226.1 billion. The increase in operating revenues was mainly driven by the increase in revenues of consolidated subsidiaries newly acquired during the fiscal year ended March 31, 2013, and the increase in operating expenses was mainly due to a rise in expenses linked with the revenues of consolidated subsidiaries. Consequently, operating loss from all other businesses for the year ended March 31, 2013 increased to ¥31.1 billion from ¥11.9 billion in the prior fiscal year.

Recent Accounting Pronouncements Not Yet Adopted

In February 2013, Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU2013-02 requires an entity to disclose the effect of reclassifications out of accumulated other comprehensive income on net income respective line items only for those items that are reported in their entirely in net income. For other items that are not reclassified in their entirety into net income, an entity is required to cross—reference to the note that provide additional information about the effect of the reclassification. ASU2013-02 will be effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years.

The adoption of ASU2013-02 will not have any impact on our results of operations and financial position. We are currently considering additional disclosures in accordance with ASU2013-02.

Critical Accounting Policies

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our senior management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our Audit & Supervisory Board Members. The Audit & Supervisory Board Members attend meetings of the board of directors and certain executive meetings to express their opinion and are under a statutory duty to audit the administration of our affairs by our directors and to audit our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2013, 2012 and 2011 were ¥700.2 billion, ¥684.8 billion and ¥693.1 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set up to 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. In the fiscal years ended March 31, 2013, 2012 and 2011, changes to the estimated useful lives of certain property, plant and equipment, internal-use software and other intangible assets did not have a material impact on our operating results or financial positions.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the fiscal years ended March 31, 2013 and 2012, we recognized impairment loss for a certain long-lived asset, of which the impact of the impairment on our financial results was insignificant. We did not recognize any impairment loss for the fiscal years ended March 31, 2011.

Impairment of goodwill and unamortizable intangible assets

We perform annually, usually as of March 31, and if an event or circumstances occurs that would imply impairment, an impairment test of goodwill and intangible assets that have indefinite useful lives (hereinafter indefinite intangible assets) recognized as a result of business combinations.

The majority of our goodwill was recognized when we purchased all the remaining non-controlling interests in our eight regional subsidiaries through share exchanges and made those subsidiaries wholly owned in November 2002. In addition, we have acquired majority equity stakes in a number of companies in recent years for the purpose of expanding into new business areas, and the recognition of these majority investments resulted in an increase of goodwill. Consequently, the carrying amount of goodwill as of March 31, 2013 was ¥217.6 billion. The carrying amount of indefinite intangible assets as of March 31, 2013 was ¥5.2 billion.

We apply a two-step test when assessing goodwill for impairment by reporting unit either at the operating segment level or one level below such segment. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined using mainly discounted cash flow method. If the carrying value of the reporting unit exceeds its fair value, an indication of goodwill impairment exists for the reporting unit and we perform the second step of the impairment test (measurement). Under the second step, based on a comparison of the fair value and carrying value of the reporting unit’s goodwill, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the fair value of that goodwill.

For the impairment test of indefinite intangible assets, we compare the fair value and carrying value of the indefinite intangible assets, and recognize impairment loss for any excess of the carrying amount over the fair value of the applicable intangible asset.

In determining the fair value, we estimate the future cash flows that are expected to be generated by the applicable reporting unit, based on the business plan and other factors of the reporting unit subject to impairment test of goodwill or indefinite intangible assets. If different estimates or assumptions are used in determining the discounted present value of future cash flows, it could result in different appraisal of goodwill, and may require additional impairment charges to be recognized in the future.

The most significant amount of recorded goodwill resides in the mobile business in Japan reporting unit, which is included in our mobile business segment. This reporting unit has recorded goodwill of ¥133.5 billion and has passed the first step of the impairment test by a substantial margin for the years ended March 31, 2013, 2012 and 2011. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and our most recent views of the long term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

The amount of goodwill impairment charges for the fiscal year ended March 31, 2013 was ¥7.3 billion.

In the fiscal year ended March 31, 2012, because of the rapid adverse change in its business environment, we recognized a ¥6.3 billion of goodwill impairment charge for its PacketVideo Corporation reporting unit. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach. We did not recognize any goodwill impairment charges for the year ended March 31, 2011.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net income (losses) of affiliates, net of applicable taxes” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2013, the total carrying value of “Investments in affiliates” was ¥352.0 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥371.6 billion. Our major investee companies are Sumitomo Mitsui Card Co., Ltd., TTSL (Tata Teleservices Limited) of India and PLDT (Philippine Long Distance Telephone Company) of the Philippines. As of March 31, 2013 and 2012, Sumitomo Mitsui Card Co., Ltd., TTSL are classified as “Investments in affiliates.” With respect to PLDT, in the third quarter of the fiscal year ended March 31, 2013, we believe we no longer had the ability to exercise significant influence over PLDT. Consequently we reclassified our equity investment in PLDT from “Investments in affiliates” to available-for-sale securities of “Marketable securities and other investments.”

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

In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in net income (losses) of affiliates, net of applicable taxes” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income.

For the years ended March 31, 2013 and 2012, we recognized impairment charges for other than temporary declines in the values of certain investee affiliates. The impairment charges for “Investments in affiliates” for the fiscal year ended March 31, 2013 were ¥25.9 billion, which included impairment of our investment in TTSL.

Because of the recent economic and financial environment surrounding the industry of those equity method investees, we reviewed the business outlook of those investees in order to determine if the value of any of our investments in them have suffered a decline that was other than temporary. We utilized cash flow projections consistent with the recent business results in those equity method investees, independent valuations and other financial information in performing estimating investment values. During the year ended March 31, 2013, estimated future cash flows of some equity method investees, which were supported by the historical operating results and our most recent views of the long term outlook, changed significantly downward, resulting in the recognition of impairment charges. In estimating the investment value of those equity method investees, we used the weighted average cost of capital with range from 11.3% to 15.9% as a significant unobservable input.

The impact of the impairment charges on our results of operations and financial position for the fiscal year ended March 31, 2012 was inconsequential. We did not recognize any impairment charges on “Investments in affiliates” for the year ended March 31, 2011.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥10.9 billion, ¥4.0 billion and ¥13.4 billion for the years ended March 31, 2013, 2012 and 2011, respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2013 and 2012 was ¥144.0 billion and ¥182.9 billion, respectively. Point program expense for the years ended March 31, 2013, 2012 and 2011 was ¥74.7 billion, ¥95.8 billion and ¥126.8 billion, respectively.

In determining the accrued liabilities for point programs, we estimate such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2013, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.5 billion, if all the other factors are held constant.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2013 and 2012, and expected long-term rates of return on plan assets for the years ended March 31, 2013 and 2012 were as follows:

	Years ended March 31
	2012	2013
Non-contributory defined benefit pension plan
Discount rate	1.9%	1.5%
Expected long-term rate of return on plan assets	2.0%	2.0%
Actual return on plan assets	Approximately 1%	Approximately 9%
NTT CDBP
Discount rate	1.9%	1.5%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 1%	Approximately 12%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2013 and 2012 was ¥214.8 billion and ¥202.4 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2013 and 2012, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥116.9 billion and ¥102.8 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2013 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(15.0) / 16.2	0.3 / (0.4)	10.2 / (10.3)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.4	—
NTT CDBP
0.5% increase/decrease in discount rate	(11.5) / 12.8	0.2 / (0.1)	7.5 / (8.2)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.3	—

Please also refer to Note 15 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2013, 2012 and 2011, we recognized as revenues deferred activation fees of ¥29.6 billion, ¥14.0 billion and ¥14.6 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2013, remaining unrecognized deferred activation fees were ¥95.1 billion.

B.    Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the year ending March 31, 2014 include cash needed to pay to the agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed for capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

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

In recent years, the usage of data communications services has expanded remarkably as a result of a steady increase in the number of Xi subscriptions, a rapid surge in the use of smartphones and other factors. Accordingly, we are required to respond to the rapid growth in demand for higher transmission speeds and a surge of traffic. We intend to implement a number of measures, including capacity expansion of our existing FOMA network, coverage expansion of Xi services, application of traffic control against excessive network use, and data offloading through the use of Wi-Fi and other technologies.

In June 2012, we received approval from the Minister of Internal Affairs and Communications to establish specified base stations using the 700MHz frequency band. Through the use of this frequency band, we plan to respond to the demand for increased transmission speeds and traffic growth.

Our capital expenditures for the fiscal year ended March 31, 2013 recorded an increase of ¥26.8 billion or 3.7% compared to the prior fiscal year. This was mainly due to the factors that caused an increase of investments such as facility buildup in response to the steady increase in the number of Xi service users as well as the additional outlays required for the spreading out of important facilities for improved disaster preparedness, although the increase from these factors was partly offset by our ongoing efforts toward improving capital investment efficiency such as through the reduction of procurement costs, introduction of economical equipment and devising efficient designs and construction processes.

By December 2012, we completed the implementation of all measures aimed at preventing the recurrence of a series of network service disruptions reported in and after June 2011.

During the fiscal year ended March 31, 2013, we added 17,400 base stations to our Xi network to improve Xi service coverage, growing the cumulative number of Xi base stations to 24,400. As for FOMA service, we added 1,700 outdoor base stations to our FOMA network, growing the cumulative number of FOMA outdoor base stations to 68,800. The cumulative number of indoor base stations grew to 33,900, as we completed the installation in 2,200 base stations during the fiscal year ended March 31, 2013.

Total capital expenditures for the years ended March 31, 2013, 2012 and 2011 were ¥753.7 billion, ¥726.8 billion and ¥668.5 billion, respectively. For the year ended March 31, 2013, 29.0% of capital expenditures were used for construction of the Xi network, 26.8% for construction of the FOMA network, 24.6% for the installation of servers and other cellular facilities and equipment and 19.6% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 12.7% of capital expenditures were used for construction of the Xi network, 44.1% for construction of the FOMA network, 20.5% for the installation of servers and other cellular facilities and equipment and 22.7% for general capital expenditures such as an internal IT system.

For the year ending March 31, 2014, we expect total capital expenditures to be ¥700.0 billion, of which approximately 51% will be appropriated for the Xi network, 10% for the FOMA network, 20% for servers and other cellular facilities and equipment and 19% for general capital expenditures. In the fiscal year ending March 31, 2014, we will work to improve the efficiency of investment by optimizing investments in other information systems and R&D activities to reduce capital expenditures, while we will accelerate the shift of resources from FOMA to the Xi network.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2013, we had ¥241.5 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥255.9 billion as of the end of the prior fiscal year. We redeemed ¥60.0 billion of unsecured corporate bonds and newly issued ¥60.0 billion unsecured corporate bonds in order to offset the decrease in cash due to the redemption during the year ended March 31, 2013. We did not implement any long-term financing in the years ended March 31, 2012 or 2011. We repaid ¥82.2 billion, ¥171.9 billion and ¥180.1 billion of long-term debt in the years ended March 31, 2013, 2012 and 2011, respectively.

Of our long-term debt outstanding as of March 31, 2013, ¥1.5 billion, including the current portion, was indebtedness to financial institutions, majority of which has fixed interest rates, with a weighted average interest rate of 1.9% per annum. The term of maturities is from the year ending March 31, 2014 through 2018. As of March 31, 2013, we also had ¥240.0 billion, including the current portion, in bonds due from the year ending March 31, 2014 to 2019 with a weighted average coupon rate of 1.3% per annum.

As of March 31, 2013, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. On January 18, 2013, Standard & Poor’s downgraded the outlook for the Long-Term Issuer Credit Rating from “Stable” to “Negative.” Credit ratings reflect rating agencies’ current opinions about our financial capability of meeting payment obligations of our debt in accordance with their terms. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook
Moody’s	Long-Term Obligation Rating	Aa2	Stable
Standard & Poor’s	Long-Term Issuer Credit Rating	AA	Negative
Standard & Poor’s	Long-Term Senior Unsecured Debt Rating	AA	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc	Issuer Rating	AA+	Stable

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation so as to accelerate its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥240,000	¥70,000	¥—	¥60,000	¥110,000
Loans	1,459	437	570	452	—
Interest Payments on Long-Term Debt	13,093	3,109	4,476	4,458	1,050
Capital Leases	5,261	2,060	2,408	777	16
Operating Leases	20,708	2,994	5,736	4,371	7,607
Other Contractual Obligations	108,199	107,199	1,000	—	—

Total	¥388,720	¥185,799	¥14,190	¥70,058	¥118,673

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other Contractual Obligations” principally consisted of commitments to purchase property, plant and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2013, we had committed ¥33.5 billion for property, plant and equipment, ¥62.6 billion for inventories and ¥12.1 billion for other purchase commitments.

In addition to our existing commitments, we expect to make significant capital expenditures on an ongoing basis for our FOMA and Xi networks and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in wireless communications businesses as needed. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2013, 2012 and 2011:

	Millions of yen
	Years ended March 31
	2011	2012	2013
Net cash provided by operating activities	¥1,287,037	¥1,110,559	¥932,405
Net cash used in investing activities	(455,370)	(974,585)	(701,934)
Net cash used in financing activities	(421,969)	(378,616)	(260,967)

Net increase (decrease) in cash and cash equivalents	407,836	(243,473)	(28,404)
Cash and cash equivalents at beginning of year	357,715	765,551	522,078

Cash and cash equivalents at end of year	¥765,551	¥522,078	¥493,674

Analysis of cash flows for the year ended March 31, 2013 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2013, net cash provided by operating activities was ¥932.4 billion, a decrease of ¥178.2 billion or 16.0% from the prior fiscal year, mainly because of an increase of cash outflows in relation to advance payments to agent resellers, which was partially offset by an increase of cash inflows from subscribers in relation to collections of installment receivables for subscribers’ handset purchases. This was the result of an increase in equipment sales as well as an increase of subscribers who purchase new handsets under the 12 months or 24 months installment payment scheme rather than making a lump sum payment.

Net cash used in investing activities was ¥701.9 billion, a decrease of ¥272.7 billion or 28.0% from the prior fiscal year. This was mainly due to a decrease in purchases of short-term investments of more than three months for cash management purposes.

Net cash used in financing activities was ¥261.0 billion, a decrease of ¥117.6 billion or 31.1% from the prior fiscal year. This was mainly due to a decrease of ¥89.7 billion in repayment of long-term debt.

The balance of cash and cash equivalents was ¥493.7 billion as of March 31, 2013, a decrease of ¥28.4 billion or 5.4% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥281.8 billion as of March 31, 2013, compared to ¥381.5 billion as of March 31, 2012.

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

Prospect of cash flows for the year ending March 31, 2014

As for our sources of cash for the year ending March 31, 2014, we currently expect our net cash flows from operating activities to increase from the prior fiscal year mainly because of an increase in cash inflows resulting from the collection of installment receivables from subscribers and a decrease in projected corporate tax and other payments as a result of the decrease in the corporate income tax rate for the fiscal year ended March 31, 2013, despite an increase in advance payments to agent resellers, in relation to installment receivables for subscribers’ handset purchases under the installment method.

Our net cash flow used in investing activities for the year ending March 31, 2014 is expected to be approximately ¥703.0 billion. We do not include any items other than capital expenditures and other reasonably expected items in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities at this point.

C. Research and Development

Our research and development activities include development of new products and services, research and development related to LTE and fourth-generation mobile communications systems or LTE-Advanced aimed at the construction of economical network reinforcement of our mobile business.

These activities also include the construction of infrastructure aimed at expansion of new businesses and basic research aimed for driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥111.3 billion, ¥108.5 billion and ¥109.1 billion as research and development expenses for the years ended March 31, 2013, 2012 and 2011, respectively.

D. Prospects for Business Trends and Financial Performance

The mobile communication market in Japan is undergoing changes brought about by factors such as increasing rate of mobile phone penetration, diversification of customer needs, and rapid growth in smartphone adoption. Under these market conditions, with operators stepping up their efforts in such areas as reinforcement of handset lineup, provision of value-added services and introduction of less expensive billing plans, the competition among operators is expected to remain intense.

The trends in the market expected for the fiscal year ending March 31, 2014 are summarized below:

Operating revenues:

•

Although it will be difficult to expect a significant increase in the number of new subscriptions given the rise in the penetration rate to a high level, we will aim to expand our subscription count by cultivating new demand for smartphones, PC data cards, mobile Wi-Fi routers, embedded communication modules and other devices. Also, we intend to strive to expand the customer base of our Xi service. On the other hand, we will endeavor to reduce our churn rate through such measures as narrowing the variety of handset models and creating staple products in an effort to curb the subscriber outflow to other mobile network operators. As a result of these actions, we believe we can achieve an increase in our total cellular subscriptions during the fiscal year ending March 31, 2014.

•

With respect to mobile communications services revenues, in the fiscal year ended March 31, 2013, voice revenues declined over the prior fiscal year mainly due to the impact from the “Monthly Support” discount program, but packet communications revenues posted year-on-year gains. This trend is likely to continue in the fiscal year ending March 31, 2014.

The primary reasons behind the expected decline in voice revenues include the reduction of revenues resulting from the expanded uptake of “Monthly Support” discount program, an increase in the number of customers who choose billing plans with lower basic monthly charges, a decrease in billable MOU, and the impact of reduced interconnection fees revenue. We believe that this trend is likely to continue in the fiscal year ending March 31, 2014.

One of the primary reasons behind the expected increase in packet communications revenues grew in revenues derived from the increase in the number of smartphone and data plan users, which is expected to be larger than the negative impact resulting from the expanded uptake of the “Monthly Support” discount program. We expect the total number of smartphones to be sold in the fiscal year ending March 31, 2014 will further increase, compared to ¥13.29 million for the fiscal year ended March 31, 2013.

•

Equipment sales revenues for the fiscal year ended March 31, 2013 reported a growth over the prior fiscal year primarily due to the increase in the number of smartphones sold. The growth trend in equipment sales revenues is expected to continue in the fiscal year ending March 31, 2014, because we expect to achieve an increase in the total number of smartphones to be sold and to further improve the efficiency of our handset sales commissions which will be recognized as a decrease in equipment sales revenues under U.S. GAAP.

•

“Other operating revenues” increased in the fiscal year ended March 31, 2013 by accelerating the “expansion of new businesses,” as part of our operating strategy. We expect to achieve a year-on-year increase in other operating revenues in the fiscal year ending March 31, 2014 as well as a result of an increase in the revenues from the “dmarket” portal and revenues of consolidated subsidiaries and other factors.

Consequently, operating revenues for the fiscal year ending March 31, 2014 are expected to result in a year-on-year increase.

Operating Expenses:

•

Cost of equipment sold increased in the fiscal year ended March 31, 2013, mainly due to the increase in the total number of smartphones sold. Because we anticipate a similar trend to continue in the fiscal year ending March 31, 2014, cost of equipment sold is projected to increase in the fiscal year ending March 31, 2014.

•

Selling, general and administrative expenses, network-related costs (communication network charges, depreciation and amortization costs) and other operating expenses for the fiscal year ending March 31, 2014 are expected to decrease compared to the prior fiscal year. We aim to achieve a reduction in our network costs, R&D expenses, equipment sales-related expenses and other costs by focusing on more efficient promotion and other measures placing emphasis on new subscribers and users switching to smartphones, and promoting company-wide structural reform. On the other hand, expenses required for new businesses for future growth are projected to increase owing to the rise in expenses resulting from the expansion of “dmarket” and other new business revenues.

As a result of the foregoing, operating expenses for the fiscal year ending March 31, 2014 are expected to increase compared to the fiscal year ended March 31, 2013, although we expect such increases to be somewhat less than the expected increase in operating revenues.

Due to the above, we expect operating income for the fiscal year ending March 31, 2014 to increase from the fiscal year ended March 31, 2013.

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

F.    Tabular Disclosure of Contractual Obligations

Please refer to Item 5.B.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors, Corporate Executives and Audit & Supervisory Board Members

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

We have an audit & supervisory board as an organization that is independent from the board of directors. The audit & supervisory board audits execution of duties by directors and carries out accounting audits. Our Articles of Incorporation provide for not more than 5 audit & supervisory board members. Under the Companies Act of Japan, the audit & supervisory board is composed of all of our audit & supervisory board members. Audit & supervisory board members, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the board of directors with the prior consent of our audit & supervisory board. The candidates may also be nominated by shareholders. The audit & supervisory board may, by its resolution, request that the board of directors submit to a general meeting of shareholders an item of business concerning election of audit & supervisory board members and/or proposed candidates of audit & supervisory board members. The normal term of office of an audit & supervisory board member is 4 years, although they may serve any number of consecutive terms. Audit & supervisory board members are under a statutory duty to audit the administration of our affairs by our directors, to audit our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the board of directors and to express their opinions if they deem necessary, but they are not entitled to vote. It is a statutory duty for the audit & supervisory board to prepare an audit report and for identified audit & supervisory board members to submit it to identified directors each year. An audit & supervisory board member may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The audit & supervisory board is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the audit & supervisory board members’ work duties.

In addition to audit & supervisory board members, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the board of directors to the general meetings of shareholders, reporting thereon to the audit & supervisory board and the directors, and examining the financial statements to be filed with the director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA LLC, has acted as our independent public accountant.

We introduced an executive officer system in 2005 with the aim of clarifying the board’s managerial supervision function and further enhancing its business execution functions.

The following table sets forth our board of directors and audit & supervisory board members as of June 28, 2013 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Member of the Board of Directors:

Kaoru Kato (2) (May 20, 1951)	President and Chief Executive Officer	April 1977 July 2007	Entered NTT Public Corporation Executive Vice President, Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.	196	June 2014	June 2008
		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company
		June 2012	President and Chief Executive Officer of the Company
Kazuto Tsubouchi (2) (May 2, 1952)	Senior Executive Vice President, Chief Financial Officer/ Responsible for Global business and Corporate	April 1976 June 2006	Entered NTT Public Corporation Senior Vice President, Managing Director of Accounts and Finance Department of the Company	180	June 2014	June 2006
		June 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department of the Company
		July 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of the Company
		June 2012	Senior Executive Vice President, Chief Financial Officer, Responsible for Global business, Corporate and CSR of the Company
		June 2013	Senior Executive Vice President, Chief Financial Officer, Responsible for Global business and Corporate of the Company
(Principal concurrent position) Member of the Board of Directors of Tata Teleservices Limited (India)

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Fumio Iwasaki (2) (Feb. 28, 1953)	Senior Executive Vice President, Chief Privacy Officer and Chief Information security Officer/ Responsible for Multimedia and Technology	April 1977 July 2008	Entered NTT Public Corporation Senior Vice President, Managing Director of Kyushu Regional Office of the Company	173	June 2014	June 2010
		June 2010	Executive Vice President, Responsible for Network of the Company
		June 2012	Senior Executive Vice President, Chief Privacy Officer, Responsible for Multimedia services, Network and Technology of the Company
		March 2013	Senior Executive Vice President, Chief Privacy Officer, Responsible for Multimedia, Network and Technology of the Company

		June 2013	Senior Executive Vice President, Chief Privacy Officer and Chief Information Security Officer, Responsible for Multimedia and Technology of the Company
Tsutomu Shindou (3) (Sep. 4, 1954)	Executive Vice President/ Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Department II and Managing Director of TOHOKU Reconstruction Support Office	April 1978 June 2011	Entered NTT Public Corporation Executive Vice President, Managing Director of Corporate Marketing Division of the Company	111	June 2014	June 2011
		December 2011	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office of the Company
May 2012

Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Strategy Department and Managing Director of TOHOKU Reconstruction Support Office of the Company

		July 2012	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office of the Company
June 2013

Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Department II and Managing Director of TOHOKU Reconstruction Support Office of the Company

(Effective from August 1, 2013) Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of TOHOKU Reconstruction Support Office of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Takashi Tanaka (3) (Jun. 2, 1955)	Executive Vice President/ Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, Managing Director of General Affairs Department of the Company	176	June 2014	June 2007
		June 2008	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		July 2008	Senior Vice President, Managing Director of Human Resources Management Department of the Company (change in Japanese department name)
		June 2011	Executive Vice President, Responsible for Consumer Sales of the Company
		June 2012	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas of the Company

Kazuhiro Yoshizawa (3) (Jun. 21, 1955)	Executive Vice President/ Managing Director of Corporate Strategy & Planning Department, Responsible for Mobile Society Research Institute	April 1979 July 2001	Entered NTT Public Corporation Senior Director of Human Resources Management Department of the Company	134	June 2014	June 2011
		July 2003	Senior Director of Corporate Strategy and Planning Department of the Company
		June 2007	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2012	Executive Vice President, Managing Director of Corporate Strategy & Planning Department and Responsible for Mobile Society Research Institute of the Company
(Effective from July 1, 2013)
Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Managing Director of Structural Reform Office and Responsible for Mobile Society Research Institute of the Company

Seizo Onoe (3) (May 12, 1957)	Executive Vice President, Chief Technical Officer/ Managing Director of R&D Center	April 1982 December 2005	Entered NTT Public Corporation Managing Director of IP Radio Network Development Department and Managing Director of Radio System Development Department of the Company	130	June 2014	June 2012
		July 2006	Managing Director of Radio Access Network Development Department of the Company
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, Managing Director of R&D Strategy Department of the Company

		June 2012	Executive Vice President, Chief Technical Officer, Managing Director of R&D Center of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Wataru Kagawa (3) (Oct. 4, 1953)	Executive Vice President/ Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Improvement Action Office, Responsible for CSR	April 1978 June 2005	Entered NTT Public Corporation General Manager of Saitama Branch of the Company	103	June 2014	June 2011
		June 2007	Managing Director of General Affairs Department of NTT DoCoMo Kansai, Inc.
		July 2008	Associate Senior Vice President, Managing Director of General Affairs Department of Kansai Regional Office of the Company
		June 2011	Senior Vice President, Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office of the Company
		June 2013	Executive Vice President, Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department, Managing Director of Improvement Action Office and Responsible for CSR of the Company

Kiyoshi Tokuhiro (3) (May 12, 1955)	Executive Vice President/ Managing Director of Network Department, Responsible for Network	April 1978 June 2006	Entered NTT Public Corporation Senior Vice President, Managing Director of Ubiquitous Services Department of the Company	122	June 2014	June 2013
		June 2007	Senior Vice President, Managing Director of Network Planning Department of the Company
		July 2008	Senior Vice President, Managing Director of Network Department of the Company
		June 2010	Executive Vice President, Managing Director of Kansai Regional Office of the Company
		June 2013	Executive Vice President, Managing Director of Network Department, Responsible for Network of the Company

Hirotaka Sato (3) (Nov.18, 1958)	Senior Vice President/ Managing Director of Accounts and Finance Department	April 1982 July 2004	Entered NTT Public Corporation Senior Director of System Marketing Department III of the Company	94	June 2014	June 2012
		June 2005	Senior Director of Accounts and Finance Department of the Company
		July 2008	General Manager of Finance and Accounting Department of NIPPON TELEGRPH AND TELEPHONE CORPORATION (“NTT”)
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2012	Senior Vice President, Managing Director of Accounts and Finance Department of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Kazuhiro Takagi (3) (Jun. 29, 1956)	Senior Vice President/ Managing Director of Human Resources Management Department	April 1982	Entered NTT Public Corporation	49	June 2014	June 2012
		July 2001	Senior Director of i-mode Business Department of the Company
		May 2002	Senior Director of Procurement and Supply Department of the Company
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Human Resources Management Department of the Company

Ryuji Yamada (May 5, 1948)	Chief Strategic Advisor	April 1973	Entered NTT Public Corporation	603	June 2014	June 2007
		June 2002	Executive Vice President, Senior Executive Manager of the Marketing and Support Solutions Headquarters of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT WEST”)
		June 2004	Representative Director and Senior Executive Vice President of NTT
		June 2007	Representative Director and Senior Executive Vice President, Managing Director of Corporate Marketing Division of the Company
		June 2008	Representative Director and President and Chief Executive Officer of the Company
		June 2012	Chief Strategic Advisor of the Company

Teruyasu Murakami (4) (7) (Oct 15, 1945)	—	April 1968	Entered Nomura Research Institute, Ltd. (NRI)	50	June 2014	June 2013
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions)
Director of Research Institute for Industrial Strategy

Takashi Nakamura (4) (May 15, 1964)	—	April 1987	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)	10	June 2014	June 2013
		January 1999	Associate Manager of Department IV, NTT-Holding Provisional Headquarters of NTT
		October 2002	Senior Manager of Department IV of NTT
		April 2005	Senior Manager of Accounts and Finance Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West)
		July 2008	Senior Manager of Personnel Department of NTT West
		July 2011	Senior Manager of Finance and Accounting Department of NTT (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions)
Senior Manager of Finance and Accounting Department of NTT

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Audit & Supervisory Board Member:
Takanori Utano (5) (Sep. 20, 1949)	Audit & Supervisory Board Member	April 1974	Entered NTT Public Corporation	176	June 2016	June 2012
		June 2002	Senior Vice President, Managing Director of Research and Development Planning Department of the Company
		June 2004	Executive Vice President, Managing Director of Research and Development Division of the Company
		June 2005	Executive Vice President, Managing Director of Research and Development Division of the Company
		June 2008	Representative Director and President and Chief Executive Officer of DOCOMO Technology, Inc.
		June 2012	Audit & Supervisory Board Member of the Company
Kenji Ota (5) (Oct 1, 1949)	Audit & Supervisory Board Member	April 1974	Entered NTT Public Corporation	235	June 2015	June 2013
		June 2006	Executive Vice President, Managing Director of General Affairs Department, Member of the Board of Directors of the Company
		June 2007	Representative Director, Senior Managing Executive Officer of Sumitomo Mitsui Card Company, Limited (SMCC)
		June 2009	Representative Director, Deputy President, Executive Officer of SMCC
		June 2011	Member of Audit & Supervisory Board of DOCOMO Business Net Inc.
		June 2013	Audit & Supervisory Board Member of the Company

Haruo Morosawa (5) (6) (7) (Dec. 27, 1950)	Audit & Supervisory Board Member	April 1974	Entered Board of Audit of Japan	52	June 2015	June 2011
		December 2000	Deputy Director-General, Secretariat of General Executive Bureau, Board of Audit of Japan
		December 2004	Director General of 1st Bureau, Board of Audit of Japan
		April 2009	Deputy Secretary General of General Executive Bureau, Board of Audit of Japan
		April 2010	Member of the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency
		June 2011	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Naoto Shiotsuka (5) (6) (Jul. 15, 1952)	Audit & Supervisory Board Member	April 1977	Entered NTT Public Corporation	10	June 2015	June 2013
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer), In charge of CSR of NTT DATA
		June 2011	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation
		June 2013	Audit & Supervisory Board Member of the Company
Eiko Tsujiyama (6) (7) (Dec. 11, 1947)	Audit & Supervisory Board Member	August 1980	Assistant Professor, Humanities Department, Ibaraki University	15	June 2015	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor of Accounting Faculty of Business & Commerce, Waseda University (To the present)
		June 2011	Audit & Supervisory Board Member of the Company

(Principal concurrent positions)

Professor of Accounting Faculty of Business & Commerce, Waseda University

Audit & Supervisory Board Member of Mitsubishi Corporation

Director of ORIX Corporation

Audit & Supervisory Board Member of LAWSON, INC.

Audit & Supervisory Board Member of Shiseido Company, Limited

(1)	DOCOMO shares owned as of May 31, 2013
(2)	Representative director
(3)	Concurrently serves as an executive officer
(4)	Outside director as provided in Article 2, Item 15 of the Companies Act
(5)	Full-time audit & supervisory board member
(6)	Outside audit & supervisory board member as provided in Article 2, Item 16 of the Companies Act
(7)	Independent director/audit & supervisory board member under the Security Listing Regulations of the Tokyo Stock Exchange regulations

The following table shows information about our executive officers as of June 28, 2013, including their positions and responsibilities.

Name	Position	Responsibility
Kiyohito Nagata	Executive Vice President	Managing Director of Kansai Regional Office

Hiroyasu Asami	Executive Vice President	Responsible for Multimedia Services (Effective from July 1, 2013) Managing Director of Smart-life Business Division

Seiji Nishikawa	Executive Vice President, Chief Information Officer	Managing Director of Information Systems Department

Tomohiro Kurosawa	Senior Vice President	Managing Director of Hokkaido Regional Office

Koji Aoyama	Senior Vice President	Managing Director of Tohoku Regional Office

Kei Irie	Senior Vice President	Managing Director of Tokai Regional Office

Ichiro Nishino	Senior Vice President	Managing Director of Hokuriku Regional Office

Kiyohiro Omatsuzawa	Senior Vice President	Managing Director of Chugoku Regional Office

Shoji Suto	Senior Vice President	Managing Director of Shikoku Regional Office

Kazunori Yamamoto	Senior Vice President	Managing Director of Kyusyu Regional Office

Akiko Ide	Senior Vice President	President and Chief Executive Officer, Radishbo-ya Co., Ltd. Engages in : Commerce Business Promotion

Minoru Etoh	Senior Vice President	Managing Director of R&D Strategy Department

Yuji Araki	Senior Vice President	Managing Director of Strategic Marketing Department

Thoshiki Nakayama	Senior Vice President	Managing Director of Frontier Services Department (Effective from July 1, 2013) Managing Director of Smart-life Solutions Department

Yohji Maruyama	Senior Vice President	Managing Director of Network Service Operation Department

Syohei Sakaguchi	Senior Vice President	Managing Director of Front Support Center

Morikazu Takahashi	Senior Vice President	Deputy Managing Director of Corporate Marketing Division

Kouji Furukawa	Senior Vice President	Managing Director of Corporate Marketing Department I

Makoto Tani	Senior Vice President	(Effective from August 1, 2013) Managing Director of Corporate Marketing Department II

Hajime Kii	Senior Vice President	Managing Director of Global Business Division

Mitoshi Hirokane	Senior Vice President	Managing Director of Information Security Department

Kyoji Murakami	Senior Vice President	Senior Executive Vice President, docomo Healthcare, Inc. Engages in : Medical / Healthcare Business Promotion

Note: Directors	who concurrently serve as an executive officer are not included in the above list.

B.	Compensation

The aggregate compensation to the directors and audit & supervisory board members during the year ended March 31, 2013 was as follows:

		Millions of yen
		Breakdown of Compensation
Position	Total Compensation	Base Salary	Stock Option	Bonus	Retirement Bonus	Number of Persons
Director *	¥484	¥385	—	¥99	—	16
Audit & supervisory board member **	¥60	¥60	—	—	—	3
Outside Director/ Audit & supervisory board member	¥54	¥54	—	—	—	3

Total	¥599	¥500	—	¥99	—	22

(Notes)
1.	Upper limits on compensation to directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Director includes 4 directors who retired at the end of the 21st ordinary general meeting of shareholders held on June 19, 2012.
3.	Audit & supervisory board member includes 1 audit & supervisory board member who retired at the end of the 21st ordinary general meeting of shareholders held on June 19, 2012.
*	Excluding Outside Director
**	Excluding Outside Audit & supervisory board member

C.	Board Practices

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or audit & supervisory board members providing for severance benefits upon termination of employment.

In order to enable our directors (including former directors) and audit & supervisory board members (including former audit & supervisory board members) to fully perform the roles expected of them in the execution of their work duties, we are permitted, pursuant to the Companies Act and our Articles of Incorporation, to release directors and audit & supervisory board members from liability for damages resulting from neglect of duties, with such release to be made by resolution of the board of directors, and to be within the range permitted by law. Further, we can conclude agreements with outside directors and auditors limiting their liability for damages resulting from neglect of duties. However, the liability limit pursuant to these agreements is the amount stipulated by law.

D.	Employees

As of March 31, 2013, DOCOMO and its subsidiaries had 23,890 employees representing an increase of 601 employees since March 31, 2012. As of March 31, 2012, 2011 and 2010 we had 23,289, 22,954 and 22,297 employees, respectively. The average number of temporary employees for the year ended March 31, 2013 was 11,536.

Of our 23,890 employees on March 31, 2013, 2,445 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2013, 2,228 employees were working at overseas consolidated subsidiaries.

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

E.    Share Ownership

Information required by this item is set forth in Item 6.A. of this annual report and below. We have not granted stock options to any of our directors or audit & supervisory board members and we do not currently have any stock option plans approved pursuant to which they may be granted shares or stock options.

As of May 31, 2013, our directors and audit & supervisory board members owned 2,619 of our shares. Currently, all of our full-time directors and audit & supervisory board members participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2013, NTT owned 27,640,000 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 36.43% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B. “Business Overview—Relationship with NTT.”

At the end of March 2011, we canceled 0.14 million shares, which were held as treasury stock, increasing NTT’s share ownership of our total issued shares from 63.12% to 63.32%.There was no change in NTT’s share ownership of our total issued shares in both the fiscal year ended March 31, 2012 and the fiscal year ended March 31, 2013.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2013 were as follows:

Category	Number of Shareholders	Number of Shares Held	Issued Voting Shares
Japanese financial institutions	271	3,928,255	9.00
Japanese securities companies	69	541,690	1.24
Other Japanese corporations	2,304	28,168,258	64.53
Foreign corporations and individuals	886	5,473,321	12.54
Japanese individuals, treasury shares and others	345,751	5,538,506	12.69

Total	349,281	43,650,000	100

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2013, 216,577 shares of our common stock were held in the form of 21,657,700 ADRs. According to our register of shareholders, as of March 31, 2013, there were 349,281 holders of common stock of record worldwide. As of March 31, 2013, there were 225 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 4.6% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

With NTT FINANCE CORPORATION (“NTT FINANCE”), we have also entered into contracts for bailments of cash for consumption and a contract regarding the transfer of receivables based on a basic contract regarding the transfer of billing claims and account receivables relating to the company’s mobile communications services, installment receivables for subscribers’ equipment purchases and others. NTT and its subsidiaries collectively own 99.3% of the voting interest in NTT FINANCE as of March 31, 2013. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

We expect to pay an annual dividend of ¥3,030 per share for the year ending March 31, 2014, which will consist of a ¥3,000 interim dividend and a ¥30* year-end dividend.

*	Taking into account 1:100 stock split with the effective date of October 1, 2013

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2013, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 7, 2013, the closing sale price of our shares on the TSE was ¥142,300 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”) and the London Stock Exchange. The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Exchange (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2009	180,300	129,500	1,449.14	698.46	14,601.27	6,994.90
2010	150,400	127,500	987.27	778.21	11,147.62	8,084.62
2011	159,000	128,000	1,001.77	725.90	11,408.17	8,227.63
2012	151,800	133,600	879.48	703.88	10,255.15	8,135.79
1st Quarter	151,800	139,000	874.35	801.78	10,017.47	9,318.62
2nd Quarter	149,100	133,600	879.48	727.33	10,207.91	8,359.70
3rd Quarter	146,300	133,900	779.08	703.88	9,152.39	8,135.79
4th Quarter	144,400	135,300	872.42	722.85	10,255.15	8,349.33
2013	149,700	111,900	1,061.75	692.18	12,650.26	8,238.96
1st Quarter	138,300	123,300	863.23	692.18	10,190.35	8,238.96
2nd Quarter	137,200	126,000	781.94	703.31	9,288.53	8,328.02
3rd Quarter	127,400	111,900	861.57	710.32	10,433.63	8,488.14
4th Quarter	149,700	126,000	1,061.75	862.62	12,650.26	10,398.61

Calendar Year 2012
December	124,400	116,600	861.57	776.83	10,433.63	9,376.97

Calendar Year 2013
January	139,100	126,000	942.08	862.62	11,145.38	10,398.61
February	144,000	136,000	981.80	930.04	11,662.52	11,046.92
March	149,700	139,100	1,061.75	971.22	12,650.26	11,464.71
April	161,000	135,800	1,176.36	971.33	13,983.87	11,805.78
May	166,600	149,800	1,289.77	1,129.07	15,942.60	13,555.66
June (through June 7, 2013)	149,600	140,200	1,139.22	1,033.02	13,711.42	12,548.20

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 7, 2013, the closing sale price of American Depositary Shares on the NYSE was $.14.81 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2009	20.35	12.22
2010	16.49	13.11
2011	19.23	14.47
2012	19.55	16.56
1st Quarter	18.66	17.15
2nd Quarter	19.55	17.15
3rd Quarter	19.05	17.13
4th Quarter	18.83	16.56
2013	17.49	13.81
1st Quarter	17.15	15.49
2nd Quarter	17.49	16.16
3rd Quarter	16.36	13.81
4th Quarter	15.80	14.40

Calendar Year 2012
December	14.93	14.20

Calendar Year 2013
January	15.23	14.40
February	15.52	14.58
March	15.80	14.83
April	16.58	14.65
May	16.54	14.67
June (through June 7, 2013)	14.96	14.58

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1. Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, state our purposes, which include engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunication services provider and non-related businesses.

2. Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which a director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.

The Companies Act provides that compensation for directors is fixed by resolution of a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the Company’s president.

The Companies Act provides that the incurrence by a company of a significant loan from a third party should be approved by a resolution of the Company’s board of directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our directors under the Companies Act or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director of NTT DOCOMO, INC. under the Companies Act or our Articles of Incorporation.

3. Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the Companies Act or our Articles of Incorporation or our other constituent documents.

4. Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Companies Act relating to joint stock corporations.

•	General

At present, our authorized share capital is 188,130,000 shares with no par value of which 43,650,000 shares have been issued. All issued shares are fully paid and non-assessable. As of October 1, 2013, our issued shares will be split up with the ratio set at 100 shares for one share. Consequently, the number of our authorized share capital and issued shares will be increased to 18,813,000,000 shares and 4,365,000,000 shares, respectively, on that date.

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry of Company Bonds, Shares, etc. of Japan (including the cabinet order and ministerial ordinances promulgated thereunder; the “Act on Book-Entry”), and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including our shares, have become subject to this new system. On the same day, all existing shares were dematerialized and all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Incorporated (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Act on Book-Entry, under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Act on Book-Entry.

Under the Act on Book-Entry, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the shares to be transferred is, by an application for book entry, recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares recorded in such account.

Under the Companies Act and the Act on Book-Entry, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to us at certain prescribed time, in order to exercise minority shareholders’ rights (other than those for which the record dates are fixed) against us, a holder of an account with shares needs to make an application though an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to us, and to exercise rights within 4 weeks from such notice.

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

Under the Companies Act, we are permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surplus are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surplus in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide. This exception is intended to make it possible to distribute an interim dividend.

We are also permitted to make distributions of surplus pursuant to a board resolution if certain requirements under the Companies Act are met, including that our Articles of Incorporation provide that the board of directors may determine to distribute surplus. Currently, our Articles of Incorporation do not so provide. Accordingly, distributions of our surplus must be approved by a general meeting of shareholders.

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

Under the Companies Act, when we make a distribution of surplus, we must set aside in our additional paid-in capital or legal reserves an amount equal to one-tenth of the amount of surplus so distributed, until the sum of our additional paid-in capital and legal reserves reaches one-quarter of our stated capital as required by an ordinance of the Ministry of Justice.

Under the Companies Act, we may distribute any dividends up to the amount of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

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

Under the Companies Act, we will be permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amount.

We plan to make distributions of surplus twice per fiscal year, if possible. The record date for annual dividends is March 31 and the record date for interim dividends is September 30. Under the Act on Book-Entry, holders of account with shares recorded as of the respective record dates are deemed to be registered in the register of shareholders as of such record dates on the basis of information notified by JASDEC to us.

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

Under the Act on Book-Entry, we must give notice to JASDEC regarding a stock split at least 2 weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be increased in accordance with the applicable ratio.

•	Consolidation of Shares

Generally, we may consolidate shares into a smaller number of shares by a special resolution of a general meeting of shareholders. A company that conducts a consolidation of shares is required by the Companies Act to give public notice to its shareholders in order to inform them of the ratio and effective date of the consolidation of shares.

Under the Act on Book-Entry, we must give notice to JASDEC regarding a consolidation of shares at least 2 weeks prior to the relevant record date. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by our shareholders at account management institutions or at JASDEC will be decreased in accordance with the applicable ratio.

•	Unit Share System

Effective from October 1, 2013, the unit share system will be introduced pursuant to the amendments to our articles of incorporation that were approved by a resolution of the board of directors of April 26, 2013 and 100 shares will constitute one unit of shares. Under the unit share system, shareholders will have, at general meetings of shareholders, one vote for each unit of shares held by them, and shares constituting less than a full unit will carry no voting rights. On or after October 1, 2013, our articles of incorporation will provide that holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in the Companies Act or an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in the case of a consolidation or split of shares, share exchange (kabushiki-kokan), share transfer (kabushiki-iten), or merger and (iii) to be allotted rights to subscribe for new shares and stock acquisition rights for free when such rights are granted to shareholders. After the introduction of the unit share system, holders of shares constituting less than a full unit may at any time request that we purchase such shares constituting less than a full unit at their market price in accordance with our share handling regulations, which are scheduled to be amended prior to October 1, 2013 (such amended share handling regulations are hereinafter referred to as the “amended share handling regulations”). In addition, holders of shares constituting less than a full unit may require that we sell them such number of shares, that, when combined with the number of shares already held by such holder, constitute a whole unit of shares; provided that we be obliged to comply with such request only when there is a sufficient number of treasury shares to accommodate such request. As prescribed in the amended share handling regulations, such requests must be made through an account management institution and JASDEC pursuant to the rules set by JASDEC without going through the notification procedure required for the exercise of shareholders’ rights to which shareholders are entitled regardless of record dates. The board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution adopted at the general meeting of shareholders.

Under the new book-entry transfer system described above, shares constituting less than a full unit are transferable. Under the rules of the Japanese financial instruments exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese financial instruments exchanges.

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

Under the Companies Act and our Articles of Incorporation, any shareholder of record as of the relevant record date who is holding 300 or more voting rights or 1 percent or more of the total number of voting rights for 6 months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our director at least 8 weeks prior to the date of such meeting. To the contrary, under the Act on Book-Entry, such shareholder is not required to be registered in the register of shareholders when exercising the right of proposal, but such shareholder is required to make an application though an account management institution to JASDEC, which will then give us notice of the name and address of such shareholder, the number of shares held by such shareholder and other requisite information, and to exercise the right of proposal within 4 weeks from such notice.

•	Voting Rights

Generally, a holder of our shares is entitled to one vote for each such share. Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being a government or a juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights in writing or by electronic means. The Companies Act and our Articles of Incorporation provide that the quorum for appointment of directors and audit & supervisory board members shall not be less than one-third of the total number of the voting rights represented at the meeting. Our Articles of Incorporation provide that shares may not be voted cumulatively for the appointment of directors.

Under the Companies Act and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, when the quorum is one-third of the total number of shares having voting rights and the approval of the holders of not less than two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require a special resolution are:

•	any amendment of our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

•	a reduction of stated capital (except for a reduction of stated capital for the purpose of replenishing capital deficiencies at the day of the ordinary general meeting);

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution or a merger, subject to a certain exception under which a shareholders’ resolution is not required;

•

the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of that of the Company’s total assets;

•	the taking over of the whole of the business of any other corporation;

•

a share exchange or share transfer for the purpose of establishing a parent and wholly owned subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

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

Shareholders have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, by its resolution subject to the limitations as to the offering of shares at a “specially favorable” price mentioned above. Under the Companies Act, the board of directors may, however, determine to grant shareholders subscription rights in connection with a particular issue of shares. Any such subscription rights must be granted on uniform terms to all shareholders on a pro rata basis. In addition, we are required to notify each shareholder of certain matters regarding such subscription rights, as well as the date by which shareholders need to exercise such rights.

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2013, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

Under the Act on Book-Entry, we are required to give notice of each record date to JASDEC at least 2 weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of all of our shareholders of record, the numbers of shares held by them and other relevant information as of such record date.

•	Repurchase of our Own Shares

Under the Companies Act, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders;

(ii)	a resolution of the board of directors if the acquisition is in accordance with our Articles of Incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares we may so acquire in accordance with the procedures applicable to a new share issuance under the Companies Act.

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

The current ADS/share ratio is 100 ADSs per each share of common stock. In addition, we are planning to change the ratio of ADS to underlying shares in accordance with the stock split, where each of our common shares will be split at a ratio of 1:100 on October 1, 2013 as of the effective date. On and after October 1, 2013 (U.S. EST), each ADS will represents the right to receive one share of common stock.

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

On June 7, 2013, the closing price of our shares on the Tokyo Stock Exchange was ¥142,300 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥100,000 and ¥150,000 per share, as well as the daily price limit if our per share price were to rise to between ¥150,000 and ¥200,000, or fall to between ¥70,000 and ¥100,000.

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

2. Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible, regardless of whether the payment is in fact converted into U.S. dollars. In general, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation”, below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder were to elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

3. Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is taxable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after the date of this annual report. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisors as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20.42% (up to December 31, 2037, which rate of Japanese withholding tax includes the Special Reconstruction Income Tax, which is described below) and will be 20% after December 31, 2037. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 7.147% for dividends to be due and payable on or before December 31, 2013, (ii) 15.315% for dividends to be due and payable from January 1, 2014 to December 31, 2037, and (iii) 15% for dividends to be due and payable thereafter. This tax reduction is not available for a non-resident individual who holds 3% or more of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) up to December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the withholding tax rate is provided not to exceed the prescribed rate, which is generally 15% or 10%, for portfolio investors. 15% is applied under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10% is applied under the income tax treaties with Australia, France, Hong Kong, Kuwait, The Netherlands, Saudi Arabia, Switzerland, the United Kingdom and the United States. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaties between Japan and the United Kingdom, The Netherland, and Switzerland, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares.

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

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a non-resident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed level.

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

You may review a copy of the annual report and other information without charge at the SEC’s public reference room at 100 F Street, NE., Washington, D.C. 20549. You may also obtain copies of all or any portion of the annual report from the public reference room. For information regarding the procedures of the public reference room, please call the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Interest rate risk

We may use interest rate swap transactions from time to time in certain cases, under which we receive fixed rate interest payments and pay floating rate interest payments, to hedge the changes in fair value of certain debt as a part of our asset-liability management.

We were not a counterparty to any interest rate swap arrangements as of March 31, 2012 and 2013 and did not enter into any interest rate swaps for the fiscal year ended March 31, 2013

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/13
		Year ending March 31,
		2014	2015	2016	2017	2018	Thereafter	Total
DEBT
Corporate bonds Japanese Yen Bonds	1.3%	¥70,000	—	—	—	¥60,000	¥110,000	¥240,000	¥250,756
Borrowings from banks and others
Japanese Yen Loans	0.9%	217	200	200	200	200	—	1,016	1,018
Euro Loans	4.2%	221	119	51	30	22	—	443	446
Long term debt, including current portion Total		¥70,437	¥319	¥251	¥230	¥60,222	¥110,000	¥241,459	¥252,220

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2013, the foreign exchange forward contracts outstanding totaled ¥842 million, with an unrealized gain of ¥7 million. As of March 31, 2013, the foreign currency option contracts outstanding totaled ¥55,056 million, with an unrealized loss of ¥369 million.

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

	Millions of yen
	March 31, 2013
	Carrying Amount	Fair Value
Equity securities available-for-sale	¥356,511	¥356,511
Debt securities available-for-sale:	—	—

Total	¥356,511	¥356,511

Concentrations of credit risk

As of March 31, 2013, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥240,205 million, and the amount of receivables held for sale was ¥779,042 million. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $38,000 for the calendar year 2012. Furthermore, from April 1, 2012 to March 31, 2013, the Bank of New York Mellon has waived a total of $132,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2013 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2013 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 by using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2013 was effective.

Our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2013, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit & supervisory board has resolved to elect Ms. Eiko Tsujiyama as an “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside audit & supervisory board member under the Companies Act and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 28, 2013, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements. Audit fees and audit-related fees paid to KPMG AZSA LLC and its affiliates for the year ended March 31, 2013 were ¥1,030 million. In addition, the fees other than audit fees and audit-related fees we paid to KPMG AZSA LLC and its affiliates were ¥57 million as tax fees, etc.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2012 and 2013.

	Millions of yen
	Year ended March 31,
	2012	2013
Audit fees (1)	¥890	¥1,028
Audit-related fees (2)	—	2
Tax-related fees (3)	39	34
All other fees (4)	35	23

Total	¥964	¥1,087

(1)	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
(3)	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
(4)	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs (1) through (3), such as providing guidance and counsel on International Financial Reporting Standards.

Pre-Approval of Services Provided by KPMG AZSA LLC and its affiliates

The Company and its subsidiaries have adopted policies and procedures for the Company’s board of directors’ and the audit & supervisory board’s pre-approving all audit and non-audit work performed by KPMG AZSA LLC and its affiliates. Specifically, the policies and procedures prohibit KPMG AZSA LLC and its affiliates from performing any services for the Company or its subsidiaries without the prior approval of the Company’s board of directors and the audit & supervisory board.

All of the services provided by KPMG AZSA LLC and its affiliates since Rule 2-01(c)(7) of Regulation S-X became effective were approved by the Company’s board of directors and the audit & supervisory board pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit & supervisory board members meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit & supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The audit & supervisory board must be established, and its members must be selected, pursuant to Japanese law requiring such a board for Japanese companies that elect to have a corporate governance system with audit & supervisory board members.

•	Japanese law must and does require the audit & supervisory board to be separate from the board of directors.

•	None of the members of the audit & supervisory board may be elected by management, and none of the listed company’s executive officers may be a member of the audit & supervisory board.

•	Japanese law must and does set forth standards for the independence of the members of the audit & supervisory board from the listed company or its management.

•	The audit & supervisory board, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

•

the audit & supervisory board must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the listed company’s employees of concerns regarding questionable accounting or auditing matters;

•	the audit & supervisory board must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company must provide for appropriate funding, as determined by its audit & supervisory board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the audit & supervisory board, and (iii) ordinary administrative expenses of the audit & supervisory board that are necessary or appropriate in carrying out its duties.

In our assessment, our audit & supervisory board, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not significantly different from an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

There were no purchases of our equity securities by NTT DOCOMO and its affiliated purchasers for the fiscal year ended March 31, 2013.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

Under the Companies Act, Japanese joint stock corporations (kabushiki kaisha) above a certain size whose shares are transferable without the approval of such corporations, including the Company, may elect to structure their corporate governance system to be either that of a company with an audit & supervisory board (kansayakukai secchigaisha) or that of a company with committees (iinkai secchigaisha). The Company is currently a company with an audit & supervisory board.

As a company with an audit & supervisory board, the Company is not required under the Companies Act to have any outside directors on its board of directors. The tasks of auditing the performance of its directors and auditing the Company’s financial statements are assigned to the Company’s audit & supervisory board members, who are separate from the Company’s directors. Under the Companies Act, at least one half of a company’s audit & supervisory board members are required to be “outside” audit & supervisory board members who must meet certain requirements. Furthermore, “outside” audit & supervisory board member is defined as an audit & supervisory board member who has never served as an audit & supervisory board member, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries.

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one “independent” director/audit & supervisory board member. An “independent” director/audit & supervisory board member is defined as an outside director/audit & supervisory board member who is unlikely to have conflicts of interest with general investors. As of June 2013, we have appointed one member of the board of directors and 2 audit & supervisory board members as “independent” director/audit & supervisory board members.

•	Audit & Supervisory Board

Under the audit & supervisory board member system that the Company employs, the audit & supervisory board is a legally separate and independent body from the board of directors. The function of the audit & supervisory board and each audit & supervisory board member is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to audit the performance of the directors, and express an opinion if it is the opinion of the audit & supervisory board that the method, or the results, of the audit by the Company’s accounting firm is not suitable and express the reason for such opinion, for the protection of the Company’s shareholders.

Under the Companies Act, the Company is required to have not less than 3 audit & supervisory board members. The Articles of Incorporation of the Company permit it to have up to 5 audit & supervisory board members. Currently, 5 audit & supervisory board members of the Company have been elected. The term of office of each audit & supervisory board member is up to 4 years after his/her election, whereas the term of office of each director is up to 2 years after his/her election.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with audit & supervisory boards meeting certain criteria.

•	Directors

The Company’s directors must be elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon.

The Company’s audit & supervisory board members must also be elected at a general meeting of shareholders. The Company’s board of directors must obtain the consent of its audit & supervisory board in order to submit a proposal for election of an audit & supervisory board member to a general meeting of shareholders. The audit & supervisory board is empowered to request that the Company’s directors submit a proposal for election of an audit & supervisory board member to a general meeting of shareholders. All audit & supervisory board members have the right to state their opinion concerning the election of an audit & supervisory board member at the general meeting of shareholders.

•	Compensation

The maximum aggregate compensation amount for the Company’s directors and that of the Company’s audit & supervisory board members must be, and accordingly has been, approved at a general meeting of shareholders.

The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation.

The compensation amount for each director is determined by the Company’s President or another director who is delegated to do so by the board of directors, and that for each audit & supervisory board member is determined upon consultation among the audit & supervisory board members.

There are no procedural or disclosure requirements with respect to the use of compensation consultants, independent legal counsel or other advisors.

•	Shareholder Approval with respect to any Equity Compensation Plan

Pursuant to the Companies Act, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the said plan by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation) *
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation) **
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form F-6 (File No. 333-9694) filed on May 15, 2002)
11.1	Code of Ethics (English translation) ***
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 23, 2011 and herein incorporated by reference.
**	Previously filed with the Securities and Exchange Commission on June 25, 2007 and herein incorporated by reference.
***	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

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

Xperia is a trademark or registered trademark of Sony Mobile Communications AB.

PlayStation is a trademark or registered trademark of Sony Computer Entertainment Inc.

NOTTV is a registered trademark of mmbi, Inc.

MasterCard and PayPass are trademarks or registered trademarks of MasterCard International Incorporated.

FeliCa is a registered trademark of Sony Corporation.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2012 and 2013

	Millions of yen
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥493,674
Short-term investments
Third parties	281,504	31,762
Related parties	90,000	10,000
Accounts receivable
Third parties	952,795	251,109
Related parties	10,206	9,233
Receivables held for sale	—	638,149
Credit card receivables	189,163	194,607
Other receivables
Third parties	45,068	32,180
Related parties	1,946	257,669

Total accounts receivable, receivables held for sale, credit card receivables and other receivables	1,199,178	1,382,947
Less: Allowance for doubtful accounts	(23,550)	(16,843)

Total accounts receivable, receivables held for sale, credit card receivables and other receivables, net	1,175,628	1,366,104
Inventories	146,563	180,736
Deferred tax assets	76,858	70,784
Prepaid expenses and other current assets
Third parties	60,960	74,577
Related parties	4,670	8,865

Total current assets	2,358,261	2,236,502

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,151,686
Buildings and structures	867,553	882,165
Tools, furniture and fixtures	520,469	532,506
Land	199,802	200,382
Construction in progress	133,068	127,592

Sub-total	7,421,843	6,894,331
Accumulated depreciation and amortization	(4,885,546)	(4,334,047)

Total property, plant and equipment, net	2,536,297	2,560,284

Non-current investments and other assets:
Investments in affiliates	480,111	352,025
Marketable securities and other investments	128,389	371,569
Intangible assets, net	680,831	691,651
Goodwill	204,890	217,640
Other assets
Third parties	236,763	302,533
Related parties	18,984	257,606
Deferred tax assets	303,556	239,015

Total non-current investments and other assets	2,053,524	2,432,039

Total assets	¥6,948,082	¥7,228,825

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2012 and 2013

	Millions of yen
	2012	2013
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥70,437
Short-term borrowings
Third parties	733	6,801
Related parties	—	5,506
Accounts payable, trade
Third parties	607,403	565,142
Related parties	131,380	140,582
Accrued payroll	55,917	55,961
Accrued interest	767	713
Accrued income taxes	150,327	135,418
Other current liabilities
Third parties	130,037	142,346
Related parties	2,011	7,954

Total current liabilities	1,154,003	1,130,860

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	171,022
Accrued liabilities for point programs	173,136	140,855
Liability for employees’ retirement benefits	160,107	171,221
Other long-term liabilities
Third parties	169,459	143,267
Related parties	2,087	1,935

Total long-term liabilities	685,308	628,300

Total liabilities	1,839,311	1,759,160

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
188,130,000 shares at March 31, 2012 and 2013
Issued shares
43,650,000 shares at March 31, 2012 and 2013
Outstanding shares
41,467,601 shares at March 31, 2012 and 2013	949,680	949,680
Additional paid-in capital	732,592	732,609
Retained earnings	3,861,952	4,117,073
Accumulated other comprehensive income (loss)	(104,529)	5,381
Treasury stock
2,182,399 shares at March 31, 2012 and 2013	(377,168)	(377,168)

Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,427,575
Noncontrolling interests	46,244	42,090

Total equity	5,108,771	5,469,665

Commitments and contingencies
Total liabilities and equity	¥6,948,082	¥7,228,825

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2011, 2012 and 2013

	Millions of yen
	2011	2012	2013
Operating revenues:
Mobile communications services
Third parties	¥3,325,349	¥3,302,545	¥3,147,531
Related parties	29,285	23,948	20,947
Equipment sales
Third parties	474,506	496,556	754,521
Related parties	2,898	2,333	3,572
Other operating revenues
Third parties	377,309	396,034	508,609
Related parties	14,926	18,587	34,942

Total operating revenues	4,224,273	4,240,003	4,470,122

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	678,666	673,383	782,352
Related parties	217,836	220,560	221,145
Cost of equipment sold (exclusive of items shown separately below)	662,829	695,008	767,536
Depreciation and amortization	693,063	684,783	700,206
Selling, general and administrative
Third parties	1,012,267	965,816	940,015
Related parties	114,883	125,993	221,688

Total operating expenses	3,379,544	3,365,543	3,632,942

Operating income	844,729	874,460	837,180

Other income (expense):
Interest expense	(4,943)	(2,774)	(1,786)
Interest income	1,326	1,376	1,587
Other, net	(5,774)	3,896	4,677

Total other income (expense)	(9,391)	2,498	4,478

Income before income taxes and equity in net income (losses) of affiliates	835,338	876,958	841,658
Income taxes:
Current	355,734	339,866	304,557
Deferred	(17,897)	62,668	33,014

Total income taxes	337,837	402,534	337,571

Income before equity in net income (losses) of affiliates	497,501	474,424	504,087
Equity in net income (losses) of affiliates, net of applicable taxes	(5,508)	(13,472)	(18,767)

Net income	491,993	460,952	485,320

Less: Net (income) loss attributable to noncontrolling interests	(1,508)	2,960	10,313

Net income attributable to NTT DOCOMO, INC.	¥490,485	¥463,912	¥495,633

Per share data:
Weighted average common shares outstanding—Basic and Diluted (shares)	41,576,859	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,797.07	¥11,187.34	¥11,952.29

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2011, 2012 and 2013

	Millions of yen
	2011	2012	2013
Net income	¥491,993	¥460,952	¥485,320
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(12,297)	1,901	69,505
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	7,003	1,994	6,109
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	4	(2)	45
Foreign currency translation adjustment, net of applicable taxes	(28,258)	(32,082)	38,969
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	356	3,084	155
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(6,367)	(2,746)	(5,169)
Prior service cost arising during period, net	48	(72)	—
Less: Amortization of prior service cost	(1,346)	(1,347)	(1,458)
Less: Amortization of actuarial gains and losses	1,144	1,606	1,805
Less: Amortization of transition obligation	88	76	80

Total other comprehensive income (loss)	(39,625)	(27,588)	110,041

Comprehensive income	452,368	433,364	595,361

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,459)	2,974	10,182

Comprehensive income attributable to NTT DOCOMO, INC.	¥450,909	¥436,338	¥605,543

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2011, 2012 and 2013

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared (¥5,200 per share)			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Unrealized gains (losses) on cash flow hedges				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(6,367)		(6,367)		(6,367)
Prior service cost arising during period, net				48		48		48
Less: Amortization of prior service cost				(1,346)		(1,346)		(1,346)
Less: Amortization of actuarial gains and losses				1,144		1,144		1,144
Less: Amortization of transition obligation				88		88		88

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

Cash dividends declared (¥5,400 per share)			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Acquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Comprehensive income
Net income			463,912			463,912	(2,960)	460,952
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				3,895		3,895	(0)	3,895
Unrealized gains (losses) on cash flow hedges				(2)		(2)		(2)
Foreign currency translation adjustment				(28,984)		(28,984)	(14)	(28,998)
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(2,746)		(2,746)	0	(2,746)
Prior service cost arising during period, net				(72)		(72)		(72)
Less: Amortization of prior service cost				(1,347)		(1,347)		(1,347)
Less: Amortization of actuarial gains and losses				1,606		1,606		1,606
Less: Amortization of transition obligation				76		76		76

Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

Cash dividends declared (¥5,800 per share)			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Comprehensive income
Net income			495,633			495,633	(10,313)	485,320
Other comprehensive income (loss)
Unrealized holding gains (losses) on available-for-sale securities				75,611		75,611	3	75,614
Unrealized gains (losses) on cash flow hedges				45		45		45
Foreign currency translation adjustment				38,994		38,994	130	39,124
Pension liability adjustment:
Actuarial gains (losses) arising during period, net				(5,167)		(5,167)	(2)	(5,169)
Less: Amortization of prior service cost				(1,458)		(1,458)		(1,458)
Less: Amortization of actuarial gains and losses				1,805		1,805		1,805
Less: Amortization of transition obligation				80		80		80

Balance at March 31, 2013	¥949,680	¥732,609	¥4,117,073	¥5,381	¥(377,168)	¥5,427,575	¥42,090	¥5,469,665

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2011, 2012 and 2013

	Millions of yen
	2011	2012	2013
Cash flows from operating activities:
Net income	¥491,993	¥460,952	¥485,320
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	693,063	684,783	700,206
Deferred taxes	(22,563)	52,176	20,602
Loss on sale or disposal of property, plant and equipment	27,936	24,055	31,878
Impairment loss on marketable securities and other investments	13,424	4,030	10,928
Equity in net (income) losses of affiliates	10,539	24,208	30,710
Dividends from affiliates	12,757	12,052	7,583
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	75,200	(198,538)	706,742
(Increase) / decrease in receivables held for sale	—	—	(638,149)
(Increase) / decrease in credit card receivables	(19,746)	(14,584)	(8,646)
(Increase) / decrease in other receivables	(1,650)	2,359	(229,252)
Increase / (decrease) in allowance for doubtful accounts	2,469	5,388	(7,024)
(Increase) / decrease in inventories	(5,217)	245	(22,375)
(Increase) / decrease in prepaid expenses and other current assets	(1,103)	(2,021)	(12,564)
(Increase) / decrease in non-current installment receivable for handsets	7,029	(12,809)	88,075
(Increase) / decrease in non-current receivables held for sale	—	—	(149,972)
Increase / (decrease) in accounts payable, trade	(30,988)	94,747	(39,377)
Increase / (decrease) in accrued income taxes	(23,805)	(11,751)	(15,844)
Increase / (decrease) in other current liabilities	(14,464)	7,361	10,805
Increase / (decrease) in accrued liabilities for point programs	47,959	(26,451)	(32,281)
Increase / (decrease) in liability for employees’ retirement benefits	14,203	7,095	9,539
Increase / (decrease) in other long-term liabilities	(8,791)	(12,296)	(34,215)
Other, net	18,792	9,558	19,716

Net cash provided by operating activities	1,287,037	1,110,559	932,405

Cash flows from investing activities:
Purchases of property, plant and equipment	(423,119)	(480,416)	(535,999)
Purchases of intangible and other assets	(250,757)	(237,070)	(242,918)
Purchases of non-current investments	(11,746)	(35,582)	(7,444)
Proceeds from sale of non-current investments	3,946	2,540	1,731
Acquisitions of subsidiaries, net of cash acquired	(7,678)	(3,624)	(17,886)
Purchases of short-term investments	(745,602)	(1,164,203)	(665,223)
Redemption of short-term investments	917,492	1,023,698	915,105
Long-term bailment for consumption to a related party	(20,000)	—	(240,000)
Short-term bailment for consumption to a related party	(20,000)	(80,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	110,000	—	90,000
Other, net	(7,906)	72	700

Net cash used in investing activities	(455,370)	(974,585)	(701,934)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	60,000
Repayment of long-term debt	(180,075)	(171,879)	(82,181)
Proceeds from short-term borrowings	717	4,991	20,750
Repayment of short-term borrowings	(488)	(4,467)	(15,599)
Principal payments under capital lease obligations	(4,597)	(4,380)	(2,801)
Payments to acquire treasury stock	(20,000)	—	—
Dividends paid	(216,283)	(223,865)	(240,388)
Contributions from noncontrolling interests	—	21,333	2,349
Other, net	(1,243)	(349)	(3,097)

Net cash provided by (used in) financing activities	(421,969)	(378,616)	(260,967)

Effect of exchange rate changes on cash and cash equivalents	(1,862)	(831)	2,092

Net increase (decrease) in cash and cash equivalents	407,836	(243,473)	(28,404)
Cash and cash equivalents at beginning of year	357,715	765,551	522,078

Cash and cash equivalents at end of year	¥765,551	¥522,078	¥493,674

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥301	¥251	¥1,017
Cash paid during the year for:
Interest, net of amount capitalized	5,023	2,922	1,840
Income taxes	378,998	351,964	321,453
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,631	2,036	1,931
Retirement of treasury stock	24,195	—	—

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 32.59% of which is owned by the Japanese government, owns 63.32% of DOCOMO’s issued stock and 66.65% of DOCOMO’s voting stock outstanding as of March 31, 2013.

DOCOMO mainly provides its subscribers with mobile communications services such as Xi LTE services, FOMA services. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.

DOCOMO terminated mova services on March 31, 2012.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standard

Presentation of Comprehensive Income—

Effective April 1, 2012, DOCOMO adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” issued by the Financial Accounting Standards Board in June 2011. ASU2011-05 requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income. In adopting ASU2011-05, DOCOMO implemented the two-statement approach which has been applied retrospectively for all periods presented.

(b) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of DOCOMO and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and accordingly determines whether DOCOMO should consolidate the entity. For the years ended March 31, 2011, 2012 and 2013, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DOCOMO has identified the following areas where it believes estimates and assumptions are particularly critical to the consolidated financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of goodwill and unamortizable intangible assets, impairment of long-lived assets, impairment of investments, accrued liabilities for point programs, pension liabilities and revenue recognition.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables held for sale—

The accounts receivable for DOCOMO’s mobile communications services, installment receivables for subscribers’ equipment purchases and others (“receivables for mobile communications services”) which DOCOMO decides to sell are reclassified to “Receivables held for sale” and “Other assets” in the consolidated balance sheet. Receivables held for sale are measured at the lower of cost or fair value and the amount by which cost exceeds fair value was ¥9,079 million and was recorded as a valuation allowance in “Allowance for doubtful accounts” and “Other assets” in the consolidated balance sheet. In addition, the aggregated amount of losses on sales of “receivables for mobile communications services” and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥65,280 million, recorded as “Selling, general and administrative” in the consolidated statement of income. The fair value of receivables held for sale is measured based on the estimated future discounted cash flows.

Allowance for doubtful accounts—

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless telecommunications business, DOCOMO recognized losses on write-downs and disposals during the years ended March 31, 2011, 2012 and 2013 resulting in losses totaling ¥9,821 million, ¥14,651 million and ¥12,662 million, respectively, which were included in “Cost of equipment sold” in the accompanying consolidated statements of income.

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

Depreciation and amortization expenses for the years ended March 31, 2011, 2012 and 2013 were ¥488,973 million, ¥460,295 million, and ¥477,311 million, respectively.

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

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DOCOMO is able to exercise significant influence over the investee, but does not have a controlling financial interest. Under the equity method of accounting, DOCOMO records its share of income and losses of the affiliate and adjusts its carrying amount. DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate. For some investees accounted for under the equity method, DOCOMO records its share of income or losses of such investees with up to a 3 month lag in its consolidated statements of income.

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

DOCOMO did not hold or transact any trading securities during the years ended March 31, 2011, 2012 and 2013.

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

DOCOMO does not amortize either goodwill, including investor level goodwill related to the investments accounted for under the equity method, or other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life. However, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested annually for impairment mainly as of March 31 and the assets are also tested between the annual tests if an event or circumstances occurs that would imply impairment.

DOCOMO applies a two-step test when assessing goodwill for impairment. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined using mainly discounted cash flow method. If the carrying value of the reporting unit exceeds its fair value, an indication of goodwill impairment exists for the reporting unit and DOCOMO performs the second step of the impairment test (measurement). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed.

The most significant amount of recorded goodwill resides in the mobile business in Japan reporting unit, which is included in DOCOMO’s mobile business segment. This reporting unit has recorded goodwill of

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥133,505 million and has passed the first step of the impairment test by a substantial margin for the years ended March 31, 2013, 2012 and 2011. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and DOCOMO’s most recent views of the long term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

For the goodwill impairment losses recorded during the years ended March 31, 2013, 2012 and 2011, see Note 7 “Goodwill and other intangible assets” in the notes to consolidated financial statements.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue recognition—

DOCOMO primarily generates revenues from two sources—mobile communications services and equipment sales. These revenue sources are separate and distinct earnings processes. Mobile communications service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO sets its mobile communications services rates in accordance with the Japanese Telecommunications Business Act and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Mobile communications service revenues primarily consist of basic monthly charges, airtime charges and fees for activation.

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

Equipment sales are recognized as revenues when equipment is accepted mainly by agent resellers, and all inventory risk is transferred from DOCOMO. Certain commissions paid to agent resellers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers.

DOCOMO enables subscribers to select installment payments for the purchase of the handset over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of the handset by the subscribers. DOCOMO then includes current installments for the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. This is a separate contract from the mobile communications services contract between DOCOMO and the subscriber or the handset purchase agreement between the agent resellers and the subscriber, and cash collection from the subscriber is the recovery of the cash payment. Therefore, cash collection from subscribers for the purchased handsets does not have an impact on DOCOMO’s revenue.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.

Deferred revenue and deferred charges as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Current deferred revenue	¥67,664	¥68,956
Long-term deferred revenue	75,657	70,150
Current deferred charges	12,913	24,942
Long-term deferred charges	75,657	70,150

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

DOCOMO recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the fiscal year in which the change in judgment occurs. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income.

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

DOCOMO did not issue dilutive securities during the years ended March 31, 2011, 2012 and 2013, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other income (expense)” in the accompanying consolidated statements of income.

(c) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) The Great East Japan Earthquake

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

There were no significant additional costs and expenses incurred and not significant changes to previously estimated accrued costs and expenses by DOCOMO for this disaster for the fiscal year ended March 31, 2012 and 2013.

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2012 and 2013 comprised the following:

	Millions of yen
	2012	2013
Cash	¥161,597	¥260,109
Certificates of deposit	20,000	60,000
Commercial paper	199,979	69,989
Bailment for consumption	140,000	100,000
Other	502	3,576

Total	¥522,078	¥493,674

The aggregate amount of commercial paper as of March 31, 2012 and 2013 were ¥259,953 million and ¥69,989 million, respectively. As of March 31, 2012, ¥59,974 million was recorded in “Short-term investments” in the consolidated balance sheet as they have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year in addition to the amounts in “Cash and cash equivalents,” which is stated above. As of March 31, 2013, DOCOMO had no commercial paper recorded in “Short-term investments.” Commercial paper is classified as held-to-maturity securities and their amortized amounts approximate their fair value.

The aggregate amount of certificates of deposit as of March 31, 2012 and 2013 were ¥200,000 million and ¥60,000 million, respectively. As of March 31, 2012, ¥180,000 million was recorded in “Short-term investments” in the consolidated balance sheet as they have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year in addition to the amounts in “Cash and cash equivalents,” which is stated above. As of March 31, 2013, DOCOMO had no certificates of deposit recorded in “Short-term investments.”

Information regarding “Bailment for consumption” is disclosed in Note 13.

4. Inventories:

“Inventories” as of March 31, 2012 and 2013 comprised the following:

	Millions of yen
	2012	2013
Finished goods	¥143,570	¥178,019
Materials and supplies	2,993	2,717

Total	¥146,563	¥180,736

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

As of March 31, 2012 and 2013, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”). DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

As of March 31, 2012 and 2013, DOCOMO held approximately 15% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines. PLDT is a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

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

In June 2011, the Supreme Court of the Philippines promulgated a decision, in which the Court held that non-voting preferred shares should not be included in the computation of the Filipino-alien equity requirement of public utilities companies. This tentative decision was upheld and finalized in October 2012. In the Philippines, there is a restriction on a foreign ownership which limits foreign ownership to 40%. This Supreme Court decision increased the foreign ownership percentage of PLDT in excess of 40% limit.

In October 2012, PLDT issued additional voting preferred stocks in order to dilute the foreign ownership interest in PLDT to less than the 40% limit and as a result, DOCOMO’s voting interest in PLDT decreased to approximately 9% from 15%. At this time, the guidelines of foreign ownership requirements were not clearly finalized yet, and therefore there was uncertainty about the foreign ownership requirements.

As a result, DOCOMO determined it no longer has the ability to exercise significant influence over PLDT during the three-month period ended December 31, 2012 and discontinued the application of the equity method of accounting for the investment in PLDT and also reclassified the investment in PLDT from “Investments in affiliates” to “Marketable securities and other investments” as available-for-sale securities. Information regarding “Marketable securities and other investments” is disclosed in Note 6.

DOCOMO’s carrying amount of its investment in PLDT and the aggregate market price of the PLDT shares owned by DOCOMO was ¥108,582 million and ¥162,411 million as of March 31, 2012, respectively.

In May 2013, the Securities and Exchange Commission in the Philippines announced the memorandum to clarify the guideline of foreign ownership requirements. Accordingly, DOCOMO has comprehensively reviewed

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the facts such as approximately 9% of the voting interest of PLDT, the board representation, and other circumstances, and DOCOMO will reinstate accounting for its investment in PLDT using the equity method beginning April 1, 2013. DOCOMO’s consolidated financial statements for the year ended March 31, 2013 have not been adjusted because the impact to retrospectively apply the equity method of accounting for the investment in PLDT for the three-month period ended March 31, 2013 is not material to these annual consolidated financial statements.

Tata Teleservices Limited—

As of March 31, 2012 and 2013, DOCOMO held approximately 27% of the outstanding common shares of Tata Teleservices Limited (“TTSL”).

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

DOCOMO determined that the decline in value below carrying amount was other-than-temporary and recorded a ¥6,813 million impairment charge related to its investment in TTSL for the fiscal year ended March 31, 2013.

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary. As a result of such evaluations, DOCOMO recorded impairment charges for other-than-temporary declines during the year ended March 31, 2012, and the impact of impairment charges on DOCOMO’s results of operations or financial position was inconsequential. DOCOMO determined that there were other-than-temporary declines in values, of certain investments including TTSL and recorded impairment charges aggregating ¥16,636 million, net of deferred income taxes of ¥9,277 million, for the fiscal year ended March 31, 2013. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying consolidated statements of income. DOCOMO believes that the estimated fair values of each of its investments in affiliates as of March 31, 2013 are equal to or exceed the related carrying values on an individual basis.

All of the equity method investees are privately held companies as of March 31, 2013.

DOCOMO’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥14,531 million, ¥22,208 million and ¥30,311 million, as of March 31, 2011, 2012 and 2013, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s “Investments in affiliates” in the accompanying consolidated balance sheets as of March 31, 2012 and 2013 was greater by ¥323,097 million and ¥159,064 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents summarized financial information for DOCOMO’s investments in equity method investees.

	Millions of yen
	2012
	TTSL	Others
Balance sheet information
Current assets	¥95,851	¥1,149,820
Non-current assets	432,082	1,029,096
Current liabilities	201,243	940,243
Long-term liabilities	304,393	519,818
Equity	22,297	718,855

Redeemable preferred stock	1,233	—
Noncontrolling interests	20,084	7,821

	Millions of yen
	2012
	TTSL	Others
Operating information
Operating revenues	¥198,554	¥754,101
Operating income (loss)	(47,794)	138,245
Income (loss) from continuing operations	(95,813)	90,448
Net income (loss)	(95,813)	90,448
Net income (loss) attributable to shareholders’ of the affiliated companies	(89,460)	92,939

	Millions of yen
	2013
	TTSL	Others
Balance sheet information
Current assets	¥81,659	¥1,033,019
Non-current assets	453,207	489,555
Current liabilities	198,503	706,921
Long-term liabilities	388,539	337,157
Equity	(52,176)	478,496

Redeemable preferred stock	1,325	—
Noncontrolling interests	20,057	155

	Millions of yen
	2013
	TTSL	Others
Operating information
Operating revenues	¥210,092	¥732,678
Operating income (loss)	(33,477)	143,324
Income (loss) from continuing operations	(72,301)	121,714
Net income (loss)	(72,301)	121,714
Net income (loss) attributable to shareholders’ of the affiliated companies	(70,858)	104,883

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Marketable securities:
Available-for-sale	¥115,995	¥356,511
Other investments	12,394	15,058

Marketable securities and other investments (Non-current)	¥128,389	¥371,569

Maturities of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥26	¥26	¥—	¥—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥26	¥26	¥—	¥—

The aggregate cost, gross unrealized holding gains and losses and fair value by type of available-for-sale securities included in “Marketable securities and other investments” as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥106,186	¥20,909	¥11,126	¥115,969
Debt securities	26	—	—	26

	Millions of yen
	2013
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥234,490	¥123,147	¥1,126	¥356,511
Debt securities	—	—	—	—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Millions of yen
	2011	2012	2013
Proceeds	¥3,585	¥2,189	¥1,723
Gross realized gains	475	1,211	836
Gross realized losses	(22)	(202)	(44)

Gross unrealized holding losses on and fair value of available-for-sale securities and cost method investments included in other investments as of March 31, 2012 and 2013, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position were as follows:

	Millions of yen
	2012
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥39,366	¥11,117	¥27	¥9	¥39,393	¥11,126
Debt securities	—	—	—	—	—	—
Cost method investments	287	1,489	17	102	304	1,591

	Millions of yen
	2013
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥4,013	¥1,124	¥10	¥2	¥4,023	¥1,126
Debt securities	—	—	—	—	—	—
Cost method investments	271	1,730	215	936	486	2,666

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Cost method investments included in other investments	¥12,353	¥15,014
Including: Investments whose fair values were not evaluated for impairment	10,381	11,856

The amount of other-than-temporary impairment of marketable securities and other investments is disclosed in Note 12.

In the fiscal year ended March 31, 2013, DOCOMO reclassified the equity securities of PLDT from “Investments in affiliates” to available-for-sale securities of “Marketable securities and other investments.” Information regarding PLDT is disclosed in Note 5.

7. Goodwill and other intangible assets:

Goodwill—

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining noncontrolling interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by segment for the years ended March 31, 2012 and 2013 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2013
	Mobile phone business	All other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥151,866	¥59,334	¥211,200
Accumulated impairment losses	(6,310)	—	(6,310)

	145,556	59,334	204,890

Goodwill acquired during the year	19,278	985	20,263
Impairment losses	—	(7,281)	(7,281)
Foreign currency translation adjustment	1,465	1,586	3,051
Other	(16)	(3,267)	(3,283)

Balance at end of year
Gross goodwill	172,593	58,638	231,231
Accumulated impairment losses	(6,310)	(7,281)	(13,591)

	¥166,283	¥51,357	¥217,640

Segment information is disclosed in Note 14.

The main components of goodwill acquired during the years ended March 31, 2012 was ¥5,636 million associated with the acquisition of 74.6% shares of Radishbo-ya Co., Ltd. The main components of goodwill acquired during the years ended March 31, 2013 was associated with the acquisition of 100.0% shares of Buongiorno S.p.A., respectively.

In the fiscal year ended March 31, 2012, because of the rapid adverse change in its business environment, DOCOMO recognized a ¥6,310 million goodwill impairment charge for its PacketVideo Corporation reporting unit in the mobile phone business. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach. The amount of this impairment loss was included in “Selling, general and administrative” of the consolidated statements of income.

In the fiscal year ended March 31, 2013, DOCOMO recognized a ¥7,281 million impairment charge. The amount of this impairment loss was included in “Selling, general and administrative” of the consolidated statements of income.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

Other intangible assets, as of March 31, 2012 and 2013 comprised the following:

	Millions of yen
	2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥921,565	¥652,665	¥268,900
Internal-use software	1,177,583	897,447	280,136
Software acquired to be used in manufacture of handsets	216,129	122,547	93,582
Rights to use telecommunications facilities of wireline operators	19,625	8,271	11,354
Other	38,130	15,201	22,929

Total amortizable intangible assets	¥2,373,032	¥1,696,131	¥676,901

Unamortizable intangible assets:
Trademarks and trade names			¥3,930

Total unamortizable intangible assets			¥3,930

Total			¥680,831

	Millions of yen
	2013
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥967,249	¥682,388	¥284,861
Internal-use software	1,269,794	983,028	286,766
Software acquired to be used in manufacture of handsets	227,990	151,880	76,110
Rights to use telecommunications facilities of wireline operators	16,986	5,895	11,091
Other	54,216	26,551	27,665

Total amortizable intangible assets	¥2,536,235	¥1,849,742	¥686,493

Unamortizable intangible assets:
Trademarks and trade names			¥5,158

Total unamortizable intangible assets			¥5,158

Total			¥691,651

The amount of amortizable intangible assets acquired during the year ended March 31, 2013 was ¥244,572 million, the main components of which were software for telecommunications network in the amount of ¥107,275 million and internal-use software in the amount of ¥111,391 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively. Amortization of intangible assets for the years ended March 31, 2011, 2012 and 2013 was ¥204,090 million, ¥224,488 million and ¥222,895 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2014, 2015, 2016, 2017 and 2018 is ¥222,415 million, ¥183,437 million, ¥131,052 million, ¥76,292 million and ¥30,378 million, respectively. The weighted-average amortization period of the intangible assets acquired during the year ended March 31, 2013 is 5.1 years.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unamortizable intangible assets acquired during the year ended March 31, 2013 was ¥1,725 million, the component of which was trademarks.

8. Other assets:

“Other assets” as of March 31, 2012 and 2013 comprised the following:

	Millions of yen
	2012	2013
Deposits	¥59,637	¥72,002
Deferred customer activation costs	75,657	70,150
Receivables held for sale (Non-current).	—	149,972
Installment receivables for handsets (Non-current).	88,716	—
Allowance for doubtful accounts	(1,530)	(1,926)
Long-term bailment for consumption to a related party	10,000	240,000
Other	23,267	29,941

Total	¥255,747	¥560,139

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 13.

9. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	¥733	¥12,307
(Year ended March 31, 2012—weighted-average variable rate per annum : 2.7% as of March 31, 2012)
(Year ended March 31, 2013—weighted-average variable rate per annum : 1.2% as of March 31, 2013)

Total short-term borrowings	¥733	¥12,307

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥240,000	¥240,000
(Year ended March 31, 2012—interest rates per annum : 1.0%-2.0%, due : years ending March 31, 2013-2019)
(Year ended March 31, 2013—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2014-2019)
Unsecured indebtedness to financial institutions	15,797	1,016
(Year ended March 31, 2012—interest rates per annum : 0.7%-1.5%, due : years ending March 31, 2013-2014)
(Year ended March 31, 2013—interest rates per annum : 0.9%-1.5%, due : years ending March 31, 2014-2018)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	150	443
(Year ended March 31, 2012—interest rates per annum : 9.7%, due : year ending March 31, 2018)
(Year ended March 31, 2013—interest rates per annum : 2.4%-7.5%, due : years ending March 31, 2014-2018)

Sub-total	¥255,947	¥241,459
Less: Current portion	(75,428)	(70,437)

Total long-term debt	¥180,519	¥171,022

DOCOMO redeemed ¥60,000 million unsecured corporate bonds and newly issued ¥60,000 million unsecured corporate bonds at 0.2% maturing through the year ending March 31, 2018 during the year ended March 31, 2013.

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO may use interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap contracts is disclosed in Note 19. DOCOMO was not a counterparty to any interest rate swap arrangements as of March 31, 2012 and 2013 and did not enter into any interest rate swaps for the fiscal year ended March 31, 2013. Interest costs related specifically to short-term borrowings and long-term debt for the years ended March 31, 2011, 2012 and 2013 totaled ¥6,709 million, ¥4,356 million and ¥3,916 million, respectively. “Interest expense” in the consolidated statements of income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2013, were as follows:

Year ending March 31,	Millions of yen
2014	¥70,437
2015	319
2016	251
2017	230
2018	60,222
Thereafter	110,000

Total	¥241,459

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Equity:

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

The distributable amount available for the payments of dividends to shareholders as of March 31, 2013 was ¥3,947,569 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 18, 2013, the shareholders approved cash dividends of ¥124,403 million or ¥3,000 per share, payable to shareholders recorded as of March 31, 2013, which were declared by the board of directors on April 26, 2013.

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

Issued shares and treasury stock—

The changes in the number of issued shares and treasury stock for the years ended March 31, 2011, 2012 and 2013 were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2010	43,790,000	2,184,258

Acquisition of treasury stock based on the resolution of the board of directors	—	138,141
Retirement of treasury stock	(140,000)	(140,000)

As of March 31, 2011	43,650,000	2,182,399

Acquisition of treasury stock based on the resolution of the board of directors	—	—
Retirement of treasury stock	—	—

As of March 31, 2012	43,650,000	2,182,399

Acquisition of treasury stock based on the resolution of the board of directors	—	—
Retirement of treasury stock	—	—

As of March 31, 2013	43,650,000	2,182,399

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The meeting of the board of directors approved stock repurchase plans as follows:

Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased (Shares)	Approved maximum budget for share repurchase (Millions of yen)
December 17, 2010	December 20, 2010 – January 28, 2011	160,000	¥20,000

DOCOMO did not resolve any stock repurchase plans in the fiscal years ended March 31, 2012 and 2013.

The aggregate number and price of shares repurchased for the years ended March 31, 2011, 2012 and 2013 were as follows:

Year ended March 31,	Shares	Millions of yen
2011	138,141	¥20,000

DOCOMO did not repurchase its own shares in the fiscal years ended March 31, 2012 and 2013.

Based on the resolution of the board of directors, DOCOMO retired its own shares held as treasury stock as shown in the following table. The share retirement resulted in a decrease of “Additional paid-in capital” in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the board of directors	Shares	Millions of yen
March 28, 2011	140,000	¥24,195

DOCOMO did not retire its own shares in the fiscal years ended March 31, 2012 and 2013.

Stock Split and Adoption of Unit Share System:

On April 26, 2013, the board of directors approved a stock split and the adoption of a unit share system. Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, DOCOMO will conduct a 1:100 stock split and adopt a unit share system which sets 100 shares as a share–trading unit. There will be no effective change to the investment units due to the stock split and adoption of the unit share system.

Public notice date of record date, record date, and effective date are expected to be September 13, 2013, September 30, 2013 and October 1, 2013, respectively.

The number of increase in shares due to the stock split is as follows.

Shares
Total number of issued shares before the stock split (as of March 31, 2013)	43,650,000
Number of increase in shares due to the stock split (as of October 1, 2013)	4,321,350,000
Total number of issued shares after the stock split	4,365,000,000
Total number of authorized shares after the stock split	17,460,000,000

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Per share information based on the assumption that this split had been implemented at the beginning of the fiscal year ended March 31, 2011 is presented as follows for the years ended March 31, 2011, 2012 and 2013.

	Yen
	2011	2012	2013
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	117.97	111.87	119.52

DOCOMO has not reflected the effect of this split retrospectively in the accompanying consolidated financial statements and notes to the consolidated financial statements for the years ended March 31, 2011, 2012 and 2013.

Accumulated other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Millions of yen
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Accumulated other comprehensive income (loss)
As of March 31, 2010	¥10,984	¥(113)	¥(27,135)	¥(21,115)	¥(37,379)
2011 Other comprehensive income (loss)	(5,293)	4	(27,854)	(6,433)	(39,576)

As of March 31, 2011	¥5,691	¥(109)	¥(54,989)	¥(27,548)	¥(76,955)
2012 Other comprehensive income (loss)	3,895	(2)	(28,984)	(2,483)	(27,574)

As of March 31, 2012	¥9,586	¥(111)	¥(83,973)	¥(30,031)	¥(104,529)
2013 Other comprehensive income (loss)	75,611	45	38,994	(4,740)	109,910

As of March 31, 2013	¥85,197	¥(66)	¥(44,979)	¥(34,771)	¥5,381

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Millions of yen
	2011
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥(20,806)	¥8,509	¥(12,297)
Less: Reclassification of realized gains and losses included in net income	11,830	(4,827)	7,003
Unrealized gains (losses) on cash flow hedges	6	(2)	4
Foreign currency translation adjustment	(40,781)	12,523	(28,258)
Less: Reclassification of realized gains and losses included in net income	601	(245)	356
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(10,755)	4,388	(6,367)
Prior service cost arising during period, net	81	(33)	48
Less: Amortization of prior service cost	(2,274)	928	(1,346)
Less: Amortization of actuarial gains and losses	1,932	(788)	1,144
Less: Amortization of transition obligation	149	(61)	88

Total other comprehensive income (loss)	¥(60,017)	¥20,392	¥(39,625)

Unrealized holding losses on available-for-sale securities and foreign currency translation losses, net of tax, attributable to noncontrolling interests were ¥(1) million and ¥(48) million, respectively, for the year ended March 31, 2011.

	Millions of yen
	2012
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥1,622	¥279	¥1,901
Less: Reclassification of realized gains and losses included in net income	3,390	(1,396)	1,994
Unrealized gains (losses) on cash flow hedges	12	(14)	(2)
Foreign currency translation adjustment	(50,795)	18,713	(32,082)
Less: Reclassification of realized gains and losses included in net income	5,105	(2,021)	3,084
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(4,209)	1,463	(2,746)
Prior service cost arising during period, net	(122)	50	(72)
Less: Amortization of prior service cost	(2,275)	928	(1,347)
Less: Amortization of actuarial gains and losses	2,713	(1,107)	1,606
Less: Amortization of transition obligation	129	(53)	76

Total other comprehensive income (loss)	¥(44,430)	¥16,842	¥(27,588)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized holding losses on available-for-sale securities, foreign currency translation losses and actuarial gains, net of tax, attributable to noncontrolling interests were ¥(0) million, ¥(14) million and ¥0 million, respectively, for the year ended March 31, 2012.

	Millions of yen
	2013
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for- sale securities	¥108,223	¥(38,718)	¥69,505
Less: Reclassification of realized gains and losses included in net income	9,890	(3,781)	6,109
Unrealized gains (losses) on cash flow hedges	70	(25)	45
Foreign currency translation adjustment	54,319	(15,350)	38,969
Less: Reclassification of realized gains and losses included in net income	241	(86)	155
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(8,041)	2,872	(5,169)
Less: Amortization of prior service cost	(2,271)	813	(1,458)
Less: Amortization of actuarial gains and losses	2,812	(1,007)	1,805
Less: Amortization of transition obligation	125	(45)	80

Total other comprehensive income (loss)	¥165,368	¥(55,327)	¥110,041

Unrealized holding gains on available-for-sale securities, foreign currency translation gains and actuarial losses, net of tax, attributable to noncontrolling interests were ¥3 million, ¥130 million and ¥(2) million, respectively, for the year ended March 31, 2013.

11. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥109,108 million, ¥108,474 million and ¥111,294 million for the years ended March 31, 2011, 2012 and 2013, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included in “Selling, general and administrative” expenses and amounted to ¥54,984 million, ¥61,872 million and ¥69,969 million for the years ended March 31, 2011, 2012 and 2013, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Net realized gains (losses) on dispositions of investments in affiliates	¥95	¥423	¥(3)
Net realized gains (losses) on dispositions of marketable securities and other investments	453	1,009	792
Other-than-temporary impairment loss on marketable securities and other investments	(13,424)	(4,030)	(10,928)
Foreign exchange gains (losses), net	(1,575)	(1,034)	(913)
Rental revenue received	1,804	1,765	2,378
Dividends income	4,819	4,362	13,965
Penalties and compensation for damages	1,605	1,419	2,173
Bad debt losses	(3)	(5)	(2,454)
Other, net	452	(13)	(333)

Total	¥(5,774)	¥3,896	¥4,677

13. Related party transactions:

As previously described, DOCOMO is majority-owned by NTT, which is a holding company for more than 800 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliated companies in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. As of March 31, 2012 and 2013, the balances of “Accounts payable, trade” attributable to transactions with related parties primarily consisted of accounts payable relating to a number of different types of transactions with NTT group companies and Sumitomo Mitsui Card, which is our affiliated company. During the years ended March 31, 2011, 2012 and 2013, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥76,214 million, ¥91,416 million and ¥93,207 million, respectively.

NTT and its subsidiaries collectively own 99.3% of the voting interests in NTT FINANCE CORPORATION (“NTT FINANCE”), of which DOCOMO owned 2.9% as of March 31, 2013. Accordingly, NTT FINANCE is a related party of DOCOMO. DOCOMO has carried out the following transactions with NTT FINANCE.

DOCOMO has entered into contracts for bailments of cash for consumption with NTT FINANCE for cash management purposes. Under the terms of the contracts, excess cash generated at DOCOMO is bailed to NTT FINANCE and NTT FINANCE manages the funds on behalf of DOCOMO. DOCOMO can withdraw the funds upon its demand and receives relevant interest from NTT FINANCE. The funds are accounted for as “Cash and cash equivalents,” “Short-term investments,” or “Other assets” depending on the initial contract periods.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of bailments was ¥240,000 million as of March 31, 2012. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥140,000 million, “Short-term investments” of ¥90,000 million, and “Other assets” of ¥10,000 million in the consolidated balance sheet as of March 31, 2012. The contracts had remaining terms to maturity ranging less than 1 year and 9 months with an average interest rate of 0.1% per annum as of March 31, 2012.

The balance of bailments was ¥350,000 million as of March 31, 2013. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥100,000 million, “Short-term investments” of ¥10,000 million, and “Other assets” of ¥240,000 million in the consolidated balance sheet as of March 31, 2013. The contracts had remaining terms to maturity ranging less than 3 years with an average interest rate of 0.2% per annum as of March 31, 2013.

The average balances of the contracts for bailments that expired during the years ended March 31, 2011, 2012 and 2013 were ¥82,959 million, ¥58,907 million and ¥67,836 million, respectively. The amount of interest derived from the contracts was recorded as “Interest income” of ¥171 million, ¥183 million and ¥248 million in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013, respectively.

In May, 2012, DOCOMO and NTT FINANCE entered into a basic contract regarding the transfer of DOCOMO’s “receivables for mobile communications services” for the convenience of our customers. In June, 2012, DOCOMO and NTT FINANCE entered into an individual contract regarding the transfers of receivables.

Under the contracts, “receivables for mobile communications services” which DOCOMO decides to sell are reclassified to receivables held for sale and are sold to NTT FINANCE at fair value on a monthly basis.

By the end of the month following the month of sale, the entire amount sold is paid to DOCOMO by NTT FINANCE. DOCOMO, and DOCOMO has no further involvement with the receivables sold.

For the year ended March 31, 2013, the amount of “receivables for mobile communications services” that DOCOMO sold to NTT FINANCE was ¥2,741,252 million and the aggregated amount of losses on sales of receivables and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥65,280 million and was recorded as “Selling, general and administrative” in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2013, was ¥240,205 million and was presented as “Other receivables” in its consolidated balance sheet.

14. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services, and mova services), packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Assets by segment are not included in the management reports which are reported to the CODM, however, they are disclosed herein only to provide additional information. The “Reconciliation” column in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments and assets in “Reconciliation” primarily include cash, securities and investments in affiliates. DOCOMO allocates amounts of asset and related depreciation and amortization to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets of each segment. Capital expenditures in the “Reconciliation” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

	Millions of yen
Year ended March 31, 2011	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,090,659	¥133,614	¥4,224,273	¥—	¥4,224,273
Operating expenses	3,233,925	145,619	3,379,544	—	3,379,544

Operating income (loss)	¥856,734	¥(12,005)	¥844,729	¥—	¥844,729

Other income (expense)					¥(9,391)

Income before income taxes and equity in net income (losses) of affiliates					¥835,338

Depreciation and amortization	¥682,029	¥11,034	¥693,063	¥—	¥693,063

Other significant non-cash item:
Point program expense	¥118,576	¥8,271	¥126,847	¥—	¥126,847

Total assets	¥4,843,925	¥286,338	¥5,130,263	¥1,661,330	¥6,791,593

Capital expenditures	¥520,770	¥4,759	¥525,529	¥142,947	¥668,476

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2012	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,110,585	¥129,418	¥4,240,003	¥—	¥4,240,003
Operating expenses	3,224,241	141,302	3,365,543	—	3,365,543

Operating income (loss)	¥886,344	¥(11,884)	¥874,460	¥—	¥874,460

Other income (expense)					¥2,498

Income before income taxes and equity in net income (losses) of affiliates					¥876,958

Depreciation and amortization	¥674,330	¥10,453	¥684,783	¥—	¥684,783

Other significant non-cash item:
Point program expenses	¥89,378	¥6,412	¥95,790	¥—	¥95,790
Impairment losses of goodwill	6,310	—	6,310	—	6,310

Total assets	¥4,970,087	¥343,293	¥5,313,380	¥1,634,702	¥6,948,082

Capital expenditures	¥561,661	¥23,584	¥585,245	¥141,588	¥726,833

	Millions of yen
Year ended March 31, 2013	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,275,172	¥194,950	¥4,470,122	¥—	¥4,470,122
Operating expenses	3,406,855	226,087	3,632,942	—	3,632,942

Operating income (loss)	¥868,317	¥(31,137)	¥837,180	¥—	¥837,180

Other income (expense)					¥4,478

Income before income taxes and equity in net income (losses) of affiliates					¥841,658

Depreciation and amortization	¥682,260	¥17,946	¥700,206	¥—	¥700,206

Other significant non-cash item:
Point program expenses	¥64,998	¥9,652	¥74,650	¥—	¥74,650
Impairment losses of goodwill	—	7,281	7,281	—	7,281

Total assets	¥5,199,591	¥411,986	¥5,611,577	¥1,617,248	¥7,228,825

Capital expenditures	¥606,137	¥19,272	¥625,409	¥128,251	¥753,660

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the years ended March 31, 2011, 2012 and 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenues from products and services were as follows:

	Millions of yen
Year ended March 31,	2011	2012	2013
Mobile communications services	¥3,354,634	¥3,326,493	¥3,168,478
—Voice revenues	1,712,218	1,541,884	1,274,584
— Packet communications revenues	1,642,416	1,784,609	1,893,894
Equipment sales	477,404	498,889	758,093
Other operating revenues	392,235	414,621	543,551

Total operating revenues	¥4,224,273	¥4,240,003	¥4,470,122

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

The following table presents reconciliations and changes in the Defined benefit pension plans’ projected benefit obligations and fair value of plan assets for the years ended March 31, 2012 and 2013. DOCOMO uses a measurement date of March 31 for its Defined benefit pension plans.

	Millions of yen
	2012	2013
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥196,064	¥202,403
Service cost	9,491	9,879
Interest cost	3,831	3,789
Actuarial (gain) loss	2,150	8,710
Recognition of prior service cost	145	—
Transfer of liability from defined benefit pension plans of the NTT group	546	714
Other	271	852
Benefit payments	(10,095)	(11,542)

Projected benefit obligation, end of year	¥202,403	¥214,805

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥77,813	¥81,262
Actual return on plan assets	1,095	6,975
Employer contributions	5,254	5,323
Transfer of plan assets from defined benefit pension plans of the NTT group	105	171
Benefit payments	(3,005)	(3,386)

Fair value of plan assets, end of year	¥81,262	¥90,345

At March 31:
Funded status	¥(121,141)	¥(124,460)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recognized in DOCOMO’s consolidated balance sheets as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Liability for employees’ retirement benefits	¥(121,187)	¥(124,517)
Prepaid pension cost	46	57

Net amount recognized	¥(121,141)	¥(124,460)

Prepaid pension cost is included in “Other assets” in the consolidated balance sheets.

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Actuarial gains (losses), net	¥(43,242)	¥(44,927)
Prior service cost, net	10,583	8,685
Transition obligation	(810)	(687)

Total	¥(33,469)	¥(36,929)

The accumulated benefit obligation for the Defined benefit pension plans was ¥196,512 million and ¥208,538 million as of March 31, 2012 and 2013, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥202,346	¥214,724
Fair value of plan assets	81,159	90,207
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥196,454	¥208,457
Fair value of plan assets	81,159	90,207

The net periodic pension cost for the Defined benefit pension plans for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Service cost	¥9,244	¥9,491	¥9,879
Interest cost on projected benefit obligation	3,894	3,831	3,789
Expected return on plan assets	(1,714)	(1,569)	(1,617)
Amortization of prior service cost	(1,907)	(1,907)	(1,898)
Amortization of actuarial gains and losses	1,497	1,644	1,667
Amortization of transition obligation	125	125	123

Net periodic pension cost	¥11,139	¥11,615	¥11,943

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations of the Defined benefit pension plans recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥4,707	¥2,624	¥3,352
Prior service cost arising during period, net	—	121	—
Amortization of prior service cost	1,907	1,907	1,898
Amortization of actuarial gains and losses	(1,497)	(1,644)	(1,667)
Amortization of transition obligation	(125)	(125)	(123)

Total recognized in “Accumulated other comprehensive income (loss)”	¥4,992	¥2,883	¥3,460

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥16,131 million, ¥14,498 million and ¥15,403 million for the years ended March 31, 2011, 2012 and 2013, respectively.

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the year ending March 31, 2014 is ¥1,704 million, ¥123 million and ¥(1,898) million, respectively.

The assumptions used in determination of the Defined benefit pension plans’ projected benefit obligations as of March 31, 2012 and 2013 were as follows:

	2012	2013
Discount rate	1.9%	1.5%
Long-term rate of salary increases	2.9	2.9

The assumptions used in determination of the net periodic pension cost for the years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Discount rate	2.1%	2.0%	1.9%
Long-term rate of salary increases	2.2	2.9	2.9
Expected long-term rate of return on plan assets	2.3	2.0	2.0

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2012 and 2013. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥751	¥751	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	23,079	22,257	822	—
Domestic corporate bonds	7,052	—	7,052	—
Foreign government bonds	5,289	5,208	81	—
Foreign corporate bonds	255	19	236	—
Equity securities
Domestic stocks	8,476	8,476	—	—
Foreign stocks	6,030	6,030	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	837	—	837	—
Domestic equity securities	703	—	703	—
Foreign debt securities	498	—	498	—
Foreign equity securities	679	—	679	—
Pooled funds	15,970	—	15,970	—
Life insurance company general accounts	9,444	—	9,444	—
Other	2,199	—	1	2,198

Total	¥81,262	¥42,741	¥36,323	¥2,198

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥625	¥625	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	25,739	24,973	766	—
Domestic corporate bonds	6,846	—	6,846	—
Foreign government bonds	5,685	2,472	3,213	—
Foreign corporate bonds	204	14	190	—
Equity securities
Domestic stocks	9,019	9,015	4	—
Foreign stocks	5,883	5,881	—	2
Securities investment trust beneficiary certificates
Domestic debt securities	901	—	901	—
Domestic equity securities	816	—	816	—
Foreign debt securities	558	—	558	—
Foreign equity securities	691	—	691	—
Pooled funds	21,159	—	21,159	—
Life insurance company general accounts	10,028	—	10,028	—
Other	2,191	—	6	2,185

Total	¥90,345	¥42,980	¥45,178	¥2,187

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

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are evaluated based on the fair value as reported by the trust operator, and are classified as Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and a principal and they are all classified as Level 2.

Other

Other mainly includes fund of hedge funds. Fair value measured by inputs derived from unobservable data is classified as Level 3.

A Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The Defined benefit pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2013 was: domestic bonds, 53.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 14.0%.

As of March 31, 2012 and 2013, securities owned by the Defined benefit pension plans as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥282 million (0.3% of total plan assets) and ¥267 million (0.3% of total plan assets), respectively.

DOCOMO expects to contribute ¥3,494 million to the Defined benefit pension plans in the year ending March 31, 2014.

The benefit payments, which reflect expected future service under the Defined benefit pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen
2014	¥10,968
2015	11,060
2016	12,509
2017	12,576
2018	12,570
2019-2023	66,691

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥14,703 million, ¥15,414 million and ¥16,044 million for the years ended March 31, 2011, 2012 and 2013, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2012 and 2013 represented approximately 11.4% of the total members.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the years ended March 31, 2012 and 2013. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2012 and 2013.

	Millions of yen
	2012	2013
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥97,299	¥102,784
Service cost	3,478	3,585
Interest cost	1,897	1,891
Actuarial (gain) loss	2,104	10,844
Internal adjustment due to transfer of employees within the NTT group	(630)	(487)
Other	211	71
Benefit payments	(1,575)	(1,749)

Projected benefit obligation, end of year	¥102,784	¥116,939

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥62,942	¥63,864
Actual return on plan assets	1,469	7,439
Employer contributions	834	841
Employee contributions	416	420
Internal adjustment due to transfer of employees within the NTT group	(433)	(651)
Other	211	71
Benefit payments	(1,575)	(1,749)

Fair value of plan assets, end of year	¥63,864	¥70,235

At March 31:
Funded status	¥(38,920)	¥(46,704)

Items recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Actuarial gains (losses), net	¥(19,132)	¥(22,983)
Prior service cost, net	712	356

Total	¥(18,420)	¥(22,627)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥81,826 million and ¥90,670 million at March 31, 2012 and 2013, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥102,784	¥116,939
Fair value of plan assets	63,864	70,235
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥81,749	¥90,561
Fair value of plan assets	63,782	70,115

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Service cost	¥3,256	¥3,478	¥3,585
Interest cost on projected benefit obligation	1,849	1,897	1,891
Expected return on plan assets	(1,583)	(1,519)	(1,523)
Amortization of prior service cost	(357)	(357)	(356)
Amortization of actuarial gains and losses	326	1,024	1,077
Contribution from employees	(413)	(416)	(420)

Net periodic pension cost	¥3,078	¥4,107	¥4,254

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥7,040	¥2,154	¥4,928
Amortization of prior service cost	357	357	356
Amortization of actuarial gains and losses	(326)	(1,024)	(1,077)

Total recognized in “Accumulated other comprehensive income (loss)”	¥7,071	¥1,487	¥4,207

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥10,149 million, ¥5,594 million and ¥8,461 million for the years ended March 31, 2011, 2012 and 2013, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the year ending March 31, 2014 is ¥1,288 million and ¥(356) million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2012 and 2013 were as follows:

	2012	2013
Discount rate	1.9%	1.5%
Long-term rate of salary increases	3.3	3.9

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Discount rate	2.1%	2.0%	1.9%
Long-term rate of salary increases	3.4	3.3	3.3
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2012 and 2013. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18.

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥417	¥417	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	18,298	17,647	651	—
Domestic corporate bonds	5,810	—	5,810	—
Foreign government bonds	4,325	4,279	46	—
Foreign corporate bonds	173	9	164	—
Equity securities
Domestic stocks	13,718	13,717	1	—
Foreign stocks	7,731	7,731	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,055	—	1,055	—
Domestic equity securities	1,383	—	1,383	—
Foreign debt securities	883	—	883	—
Foreign equity securities	973	—	973	—
Pooled funds	4,439	—	4,439	—
Life insurance company general accounts	4,329	—	4,329	—
Other	330	—	(0)	330

Total	¥63,864	¥43,800	¥19,734	¥330

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥517	¥517	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	20,738	20,122	616	—
Domestic corporate bonds	5,859	—	5,859	—
Foreign government bonds	4,676	2,079	2,597	—
Foreign corporate bonds	119	4	115	—
Equity securities
Domestic stocks	13,037	13,028	9	—
Foreign stocks	7,499	7,493	—	6
Securities investment trust beneficiary certificates
Domestic debt securities	1,193	—	1,193	—
Domestic equity securities	1,637	—	1,637	—
Foreign debt securities	1,018	—	1,018	—
Foreign equity securities	1,041	—	1,041	—
Pooled funds	8,192	—	8,192	—
Life insurance company general accounts	4,441	—	4,441	—
Other	268	—	1	267

Total	¥70,235	¥43,243	¥26,719	¥273

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are evaluated based on the fair value as reported by the trust operator, and are classified as Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and a principal and they are all classified as Level 2.

Other

Other includes loans to employees and lease receivables. Fair value measured by inputs derived from unobservable data is classified as Level 3.

A Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2013 was: domestic bonds, 47.7%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 7.0%.

As of March 31, 2012 and 2013, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥4,727 million (0.5% of total plan assets) and ¥ 4,473 million (0.5% of total plan assets), respectively.

DOCOMO expects to contribute ¥ 825 million to the NTT CDBP in the year ending March 31, 2014.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2014	¥1,832
2015	2,196
2016	2,346
2017	2,470
2018	2,574
2019-2023	13,952

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

Total income taxes for the years ended March 31, 2011, 2012 and 2013 comprised the following:

	Millions of yen
	2011	2012	2013
Income from continuing operations before equity in net income (losses) of affiliates	¥337,837	¥402,534	¥337,571
Equity in net income (losses) of affiliates	(5,031)	(10,736)	(11,943)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities	(8,509)	(279)	38,718
Less: Reclassification of realized gains and losses included in net income	4,827	1,396	3,781
Unrealized gains (losses) on cash flow hedges	2	14	25
Less: Reclassification of realized gains and losses included in net income	—	—	—
Foreign currency translation adjustment	(12,523)	(18,713)	15,350
Less: Reclassification of realized gains and losses included in net income	245	2,021	86
Pension liability adjustment:
Actuarial gains (losses) arising during period, net	(4,388)	(1,463)	(2,872)
Prior service cost arising during period, net	33	(50)	—
Less: Amortization of prior service cost	(928)	(928)	(813)
Less: Amortization of actuarial gains and losses	788	1,107	1,007
Less: Amortization of transition obligation	61	53	45

Total income taxes	¥312,414	¥374,956	¥380,955

Substantially all income or loss before income taxes and income tax expense (benefit) are domestic.

For the years ended March 31, 2011, 2012 and 2013, DOCOMO and its domestic subsidiaries were subject to a National Corporate Tax of 30%, 30%, and approximately 28%, a Corporate Inhabitant Tax of approximately 6%, 6%, and 5%, respectively and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the years ended March 31, 2011, 2012 and 2013 were 40.8%, 40.8% and 38.1%, respectively. The actual effective income tax rate for the years ended March 31, 2011, 2012 and 2013 was 40.4%, 45.9% and 40.1%, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference of the actual effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2011	2012	2013
Statutory income tax rate	40.8%	40.8%	38.1%
Expenses not deductible for tax purposes	0.1	0.4	0.4
Research and other credits	(0.8)	(0.7)	(0.9)
Change in valuation allowance	0.1	0.9	1.4
Effect of enacted changes in tax laws and rates	—	4.7	0.3
Effect of consolidation of affiliates	—	—	0.3
Other	0.2	(0.2)	0.5

Actual effective income tax rate	40.4%	45.9%	40.1%

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate will be changed effectively from April 1, 2012. The aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% to be used in measuring deferred tax assets and liabilities after the enactment date, resulting from temporary differences that are expected to be recovered or settled during the fiscal years from April 1, 2012 to March 31, 2015, or April 1, 2015 and thereafter. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥36,454 million, and the adjustment to deferred tax assets and liabilities as of enactment date amounted to ¥36,454 million is recorded in the “Income taxes – deferred” on the consolidated statements of income. Net income attributable to NTT DOCOMO, INC. decreased by ¥36,582 million as of enacted date.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Deferred tax assets:
Accrued liabilities for loyalty programs	¥92,289	¥74,683
Property, plant and equipment and intangible assets	77,434	72,658
Liability for employees’ retirement benefits	56,603	60,874
Investments in affiliates	64,717	49,871
Operating loss carryforwards	8,717	24,844
Marketable securities and other investments	10,609	22,377
Deferred revenues regarding “Nikagetsu Kurikoshi” (2-month carry-over)	20,794	16,769
Compensated absences	12,160	11,780
Accrued enterprise tax	11,609	11,270
Accrued bonus	7,019	7,145
Inventories	6,706	6,316
Accrued commissions to agent resellers	4,870	5,913
Asset retirement obligations	7,825	3,762
Other	18,040	16,055

Sub-total deferred tax assets	¥399,392	¥384,317
Less: Valuation allowance	(10,680)	(28,158)

Total deferred tax assets	¥388,712	¥356,159

Deferred tax liabilities:
Unrealized holding gains on available-for-sale securities	¥5,043	¥47,543
Identifiable intangible assets	4,227	7,555
Other	784	462

Total deferred tax liabilities	¥10,054	¥55,560

Net deferred tax assets	¥378,658	¥300,599

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012	2013
Deferred tax assets (Current assets)	¥76,858	¥70,784
Deferred tax assets (Non-current investments and other assets)	303,556	239,015
Other current liabilities	—	(4)
Other long-term liabilities	(1,756)	(9,196)

Total	¥378,658	¥300,599

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013, DOCOMO’s certain subsidiaries had operating loss carryforwards for tax purposes of ¥88,927 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Millions of yen
2013
Within 5 years	¥2,680
6 to 20 years	68,628
Indefinite periods	17,619

Total	¥88,927

As of and for the years ended March 31, 2011, 2012 and 2013, DOCOMO had no material unrecognized tax benefits and no reserve for unrecognized tax benefits has been recorded. DOCOMO does not believe that there will be any significant increases or decreases in reserve for unrecognized tax benefits within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the years ended March 31, 2011, 2012 and 2013 are immaterial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The net changes in the total valuation allowance were an increase of ¥1,081 million for the year ended March 31, 2011, and an increase of ¥8,342 million for the year ended March 31, 2012, and an increase of ¥17,478 million for the year ended March 31, 2013, respectively. Management believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority before the year ended March 31, 2012.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

17. Commitments and contingencies:

Leases—

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases at March 31, 2012 and 2013 were as follows:

	Millions of yen
Class of property	2012	2013
Machinery, vessels and equipment	¥12,359	¥8,419
Less: Accumulated depreciation and amortization	(9,266)	(5,598)

Total	¥3,093	¥2,821

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2013 were as follows:

Year ending March 31,	Millions of yen
2014	¥2,060
2015	1,458
2016	950
2017	562
2018	215
Thereafter	16

Total minimum lease payments	5,261
Less: Amount representing interest	(307)

Present value of net minimum lease payments	4,954
Less: Amounts representing estimated executory costs	(762)

Net minimum lease payments	4,192
Less: Current obligation	(1,611)

Long-term capital lease obligations	¥2,581

The above obligations are classified as part of other current and long-term liabilities as appropriate.

The minimum rent payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2013 were as follows:

Year ending March 31,	Millions of yen
2014	¥2,994
2015	2,876
2016	2,860
2017	2,320
2018	2,051
Thereafter	7,607

Total minimum rent payments	¥20,708

Total rent expense for all operating leases except those with terms of 1 month or less that were not renewed for the years ended March 31, 2011, 2012 and 2013 were as follows:

	Millions of yen
	2011	2012	2013
Rent expense	¥62,666	¥69,782	¥74,636

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase commitments—

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2013 were ¥33,459 million (of which ¥4,255 million are with related parties) for property, plant and equipment, ¥62,592 million (of which none are with related parties) for inventories and ¥12,148 million (of which ¥563 million are with related parties) for the other purchase commitments.

Loan commitments—

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2012 and 2013 were ¥115,922 million and ¥125,892 million, respectively.

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

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,808	¥51,808	¥—	¥—
Equity securities (foreign)	64,161	64,161	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	115,999	115,999	—	—

Total	¥115,999	¥115,999	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,096	—	1,096	—

Total derivatives	1,097	—	1,097	—

Total	¥1,097	¥—	¥1,097	¥—

There were no transfers between Level 1 and Level 2.

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥62,076	¥62,076	¥—	¥—
Equity securities (foreign)	294,435	294,435	—	—
Debt securities (foreign)	29	29	—	—

Total available-for-sale securities	356,540	356,540	—	—

Derivatives
Foreign exchange forward contracts	¥7	¥—	¥7	¥—
Total derivatives	7	—	7	—

Total	¥356,547	¥356,540	¥7	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥369	¥—	¥369	¥—
Total derivatives	369	—	369	—

Total	¥369	¥—	¥369	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are valued based on observable market data, and are classified as Level 2. The valuation of such derivatives is periodically validated using observable market data, such as exchange rates.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO uses valuation methods such as a discounted cash flow method and market approach techniques in order to determine the fair value of its assets and liabilities classified as Level 3. DOCOMO selects a valuation method which best reflects the nature, characteristics, and risks of each asset and liability, and also determines the unobservable inputs using the best and most relevant data available. DOCOMO verifies the appropriateness of valuation methods and unobservable inputs, and may use third-party pricing information to evaluate the appropriateness of our valuation during the verification processes.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2012 and 2013 were as follows:

	Millions of yen
	2012
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

Goodwill

Fair value of the reporting unit is measured based on discounted cash flow method in combination with a market approach using unobservable inputs. Therefore, it is classified as Level 3.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets

When necessary, fair value is measured based on discounted cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥779,042	¥—	¥779,042	¥—	¥(8,620)
Investments in affiliates	132,010	—	—	132,010	(25,913)
Goodwill	7,855	—	—	7,855	(7,281)
Long-lived assets	—	—	—	—	(452)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value in the consolidated balance sheets.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

Investments in affiliates

The fair value of investments in affiliates, including TTSL, is measured based on discounted cash flow method using unobservable inputs. Therefore, these fair value measurements are classified as Level 3.

Goodwill

Fair value of the reporting unit is measured based on discounted cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

Long-lived assets

When necessary, the fair value of long-lived assets is measured based on the relief-from-royalty method using unobservable inputs. Therefore, it is classified as Level 3.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis classified in Level 3 for the year ended March 31, 2013 comprised the following:

	Millions of yen
	2013
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	¥132,010	Discounted cash flow method	Weighted average cost of capital	11.3%-15.9%
Goodwill	7,855	Discounted cash flow method	Weighted average cost of capital	9.5%
Long-lived assets	—	Relief-from-royalty method	Royalty rate	1.5%

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

(b) Concentration of credit risk

As of March 31, 2013, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥240,205 million, and the amount of receivables held for sale was ¥779,042 million.

Information regarding the transaction with NTT FINANCE is disclosed in Note 13.

(c) Fair value of financial instruments

Financial instruments—

Carrying amounts of “Cash and cash equivalents,” “Short-term investments,” “Accounts receivable,” “Receivables held for sale,” “Credit card receivables,” “Other receivables,” “Accounts payable, trade” and certain other financial instruments approximate their fair values except the items separately referred to below.

Long-term debt including current portion—

The fair value of long-term debt including current portion is estimated based on the discounted amounts of future cash flows using DOCOMO’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2012 and 2013 were as follows. Fair value is valued and validated periodically based on observable market data, and these derivatives are classified as Level 2.

Millions of yen
2012		2013
Carrying amount	Fair value	Carrying amount	Fair value
¥ 255,947	¥ 267,157	¥ 241,459	¥ 252,220

Derivative instruments—

(i) Fair value hedge

DOCOMO may use interest rate swap transactions, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO designated these derivatives as fair value hedges utilizing the short-cut method, which permitted an assumption of no ineffectiveness if the key terms of these derivatives and those of certain hedged debt were identical for the fiscal year ended March 31, 2011 and 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO was not a counterparty to any interest rate swap arrangements as of March 31, 2012 and 2013 and did not enter into any interest rate swaps for the fiscal year ended March 31, 2013.

(ii) Derivatives not designated as hedging instruments

DOCOMO had foreign exchange forward contracts and foreign currency option contracts to hedge currency exchange risk associated with foreign currency assets and liabilities. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2012 and 2013 were as follows:

	Millions of yen
Instruments	2012	2013
Foreign exchange risk management
Foreign exchange forward contracts	¥713	¥842
Foreign currency option contracts	9,107	55,056

Total	¥9,820	¥55,898

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2012 and 2013, recorded in the accompanying consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2012	2013
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Prepaid expenses and other current assets	¥—	¥7

Total		¥—	¥7

Liability derivatives

		Millions of yen
Instruments	Locations	2012	2013
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥1	¥—
Foreign currency option contracts	Other current liabilities	742	20
	Other long-term liabilities	354	349

Total		¥1,097	¥369

The fair values of derivative instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2012 and 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) The effect on the consolidated statements of income

The locations and gain (loss) amounts of the derivative instruments for the years ended March 31, 2011, 2012 and 2013, recognized in the accompanying consolidated statements of income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2011	2012	2013
Derivatives in fair value hedging relationships
Interest rate swap agreements	Other, net*	¥(2,065)	¥(1,232)	¥—

Total		¥(2,065)	¥(1,232)	¥—

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2011	2012	2013
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other, net*	¥(517)	¥36	¥(487)
Non-deliverable forward contracts (NDF)	Other, net*	71	82	(6)
Foreign currency option contracts	Other, net*	(1,059)	(146)	104

Total		¥(1,505)	¥(28)	¥(389)

*	“Other, net” was included in “Other income (expense).”

(v) Contingent features in derivatives

As of March 31, 2013, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other—

Information regarding “Investments in affiliates” and “Marketable securities and other investments” is disclosed in Notes 5 and 6, respectively.

20. Financing receivables:

DOCOMO has financing receivables including installment receivables, credit card receivables and receivables due to transfers. Installment receivables arise from providing funds for the subscribers’ handset purchase from agent resellers. Credit card receivables arise from usage of credit services by the customers. Receivables due to transfers arise from selling DOCOMO’s “receivables for mobile communications services” to NTT FINANCE. These receivables generally do not bear interest.

DOCOMO appropriately extends credit to customers upon these transactions and manages credit risks. When entering into installment payment, credit card contracts, or the contract regarding transfers of receivables with NTT FINANCE, DOCOMO performs credit check and manages the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short, generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of those customers utilize automated payment system to

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

make cash payments, which mitigates the risk of uncollected receivables significantly. Besides, in relation to receivables due to transfers, the billing cycle is short, or generally two month, therefore, DOCOMO is able to maintain accurate past due information on a timely basis and the risk of uncollected receivables is mitigated. Because of the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its business is low. As a result, historical losses of installment receivables and credit card receivables have not been significant. There have been no historical losses of receivables due to transfers.

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

Financing receivables and related allowance for doubtful accounts as of March 31, 2012 and 2013 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2013
	Installment receivables	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	¥6,107	¥3,327	¥—	¥396	¥9,830

Provision	785	1,303	—	86	2,174
Charge-offs	(3,306)	(2,250)	—	(21)	(5,577)
Other deductions*	(2,239)	—	—	—	(2,239)
Balance at March 31, 2013	¥1,347	¥2,380	¥—	¥461	¥4,188

Ending balance: collectively evaluated for impairment	1,347	2,380	—	30	3,757
Ending balance: individually evaluated for impairment	—	—	—	431	431
Financing receivables:
Balance at March 31, 2013	¥2,120	¥194,607	¥240,205	¥9,880	¥446,812

Ending balance: collectively evaluated for impairment	2,120	194,607	240,205	9,220	446,152
Ending balance: individually evaluated for impairment	—	—	—	660	660

*	The decrease in the balance of allowance for doubtful accounts due to reclassifications to receivables held for sale from installment receivables.

The cost of installment receivables and credit card receivables which were sold for the year ended March 31, 2013 were ¥268,778 million and ¥44,901 million, respectively. The balance of receivables held for sale as of March 31, 2013 which were reclassified from installment receivables and credit card receivables were ¥504,170 million and ¥4,864 million, respectively. There were neither sales nor reclassifications of installment receivables and credit card receivables for the year ended March 31, 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2011, 2012 and 2013

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions		Balance at end of year
			Written-off	Other*
2011
Allowance for doubtful accounts	¥19,680	¥13,745	¥(14,286)	¥—	¥19,139
2012
Allowance for doubtful accounts	¥19,139	¥17,224	¥(11,283)	¥—	¥25,080
2013
Allowance for doubtful accounts	¥25,080	¥(463)	¥(12,688)	¥(2,239)	¥9,690

*	The decrease in allowance for doubtful accounts due to reclassifications to receivables held for sale from DOCOMO’s “receivables for mobile communications services”.

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions	Balance at end of year
2013
Valuation allowance for receivables held for sale	¥—	¥9,079	¥—	¥9,079

	Millions of yen
	Balance at beginning of year	Additions*	Deductions	Balance at end of year
2011
Valuation allowance for deferred tax assets	¥1,257	¥1,090	¥(9)	¥2,338
2012
Valuation allowance for deferred tax assets	¥2,338	¥8,372	¥(30)	¥10,680
2013
Valuation allowance for deferred tax assets	¥10,680	¥17,502	¥(24)	¥28,158

*	Additions in the table above mainly consist of valuation allowances charged to expenses and those established for deferred tax assets recognized for subsidiaries acquired through business combinations.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ KAORU KATO
Kaoru Kato
President and Chief Executive Officer

Date: June 28, 2013

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