Form 20-F
period 2014-03-31
NTT DOCOMO INC
filed 2014-06-27
CIK 1166141

As filed with the Securities and Exchange Commission on June 27, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

As of March 31, 2014, 4,146,760,100 shares of common stock were outstanding, comprised of 4,122,090,551 shares and 24,669,549 ADSs.

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

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

2.	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

3.	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

5.	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

7.	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

11.

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

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

Fiscal year 2013 refers to our fiscal year ended March 31, 2014, and other fiscal years are referred to in a corresponding manner.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the years ended March 31, 2010 through 2014. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2013 and 2014, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2012 through 2014, and notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2010	2011	2012	2013	2014
Income Statement Data
Operating revenues:
Mobile communications services (1)	¥3,456,544	¥3,354,634	¥3,326,493	¥3, 168,478	¥2,955,788
Equipment sales	507,495	477,404	498,889	758,093	872,000

Other operating revenues	320,365	392,235	414,621	543,551	633,415

Total	4,284,404	4,224,273	4,240,003	4,470,122	4,461,203
Operating expenses	3,450,159	3,379,544	3,365,543	3,632,942	3,642,004

Operating income	834,245	844,729	874,460	837,180	819,199
Other income (expense) (2)	1,912	(9,391)	2,498	(3,838)	13,850

Income before income taxes and equity in net income of affiliates (2)	836,157	835,338	876,958	833,342	833,049
Income taxes (2)	336,927	332,806	391,798	323,059	307,979

Income before equity in net income of affiliates (2)	499,230	502,532	485,160	510,283	525,070
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates) (2) (3)	(2,122)	(10,539)	(24,208)	(29,570)	(69,117)
Net Income (2)	497,108	491,993	460,952	480,713	455,953
Less: Net (income) loss attributable to noncontrolling interests	(2,327)	(1,508)	2,960	10,313	8,776

Net income attributable to NTT DOCOMO, INC. (2)	¥494,781	¥490,485	¥463,912	¥491,026	¥464,729

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC. (4)	¥118.64	¥117.97	¥111.87	¥118.41	¥112.07
Dividends declared and paid per share (4)	¥50	¥52	¥54	¥58	¥60
Dividends declared and paid per share (4)(5)	$0. 5353	$0.6283	$0.6553	$0. 6160	$0. 5826
Weighted average common shares Outstanding—Basic and Diluted (shares) (4)	4,170,573,800	4,157,685,900	4,146,760,100	4,146,760,100	4,146,760,100
Balance Sheet Data
Working capital (6)	¥872,816	¥1,032,131	¥1,204,258	¥1,105,642	¥1,320,776
Total property, plant and equipment, net	2,607,590	2,523,319	2,536,297	2,560,284	2,557,766
Total assets (2)	6,756,775	6,791,593	6,948,082	7,169,725	7,508,030
Total debt (7)	610,347	428,378	256,680	253,766	230,346
Total liabilities	2,094,329	1,913,999	1,839,311	1,759,160	1,814,517
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity (2)	4,635,877	4,850,436	5,062,527	5,368,475	5,643,366
Total Equity (2)	4,662,446	4,877,594	5,108,771	5,410,565	5,678,644
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	733,881	720,999	708,838	732,084	752,997
Net cash provided by operating activities	1,182,818	1,287,037	1,110,559	932,405	1,000,642
Net cash used in investing activities	(1,163,926)	(455,370)	(974,585)	(701,934)	(703,580)
Net cash used in financing activities	(260,945)	(421,969)	(378,616)	(260,967)	(269,793)
Margins (percent of operating revenues):
Operating income margin	19.5%	20.0%	20.6%	18.7%	18.4%
Margin of net income attributable to NTT DOCOMO, INC. (2)	11.5%	11.6%	10.9%	11.0%	10.4%

(1)	With the introduction of “Other operating revenues” in the fiscal year ended March 31, 2013, some elements (revenues from content and other services) included in conventional “Packet communications revenues” for the fiscal year ended March 31,2010 to 2012 have been retroactively reclassified into “Other operating revenues.” The amounts of the reclassification for these years are 42.9 billion yen, 52.5 billion yen and 59.2 billion, respectively.
(2)	The consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of the equity method for an investee.
(3)	Includes impairment of investments in affiliates. See Note 5 of Notes to Consolidated Financial Statements.

(4)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Per Share Data” for the fiscal years ended March 31, 2010 to 2014 are based on the number of shares after the stock split, respectively.
(5)	The dividends per share were translated into U.S. dollars at the relevant record date.
(6)	Working capital was computed by subtracting total current liabilities from total current assets.
(7)	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High *	Low *	Average **	Period-end
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98

Calendar Year 2013
December	105.25	101.82	103.46	105.25

Calendar Year 2014
January	104.87	102.20	103.76	102.28
February	102.71	101.11	102.13	102.08
March	103.38	101.36	102.34	102.98
April	103.94	101.43	102.46	102.14
May	102.34	101.26	101.77	101.77
June (through June 6, 2014)	102.69	102.30	102.47	102.50

*	For fiscal years, calculated from the highest and lowest of the exchange rates on the last business day of each month during the relevant year.
**	For fiscal years, calculated from the average of the exchange rates on the last business day of each month during the relevant year. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In this market environment, the decline in the number of net new subscriptions we acquire may accelerate in the future and the number of net new subscriptions we acquire may not reach the number we expect. Also, we may not be able to maintain existing subscriptions as customers migrate to other service providers due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various revisions, such as in rates and the provision of discounted services. For example, we introduced the flat-rate domestic voice service to our subscribers and the packet flat-rate services for Xi subscribers. We also introduced “monthly support,” which is a fixed amount discounted from monthly usage rates set for each equipment type. As additional new fee plans for flat-rate domestic voice services, on June 1, 2014 we also introduced “Kake-hodai & Pake-aeru,” which allows for the sharing of packet telecommunications data volume among family members or the same company or organization, “Zutto DOCOMO Discount,” a discount service for long-term customers, and “U25 Ouen Discount” a discount plan for customers 25 up to years of age. However, we cannot be certain that these rate revisions and discounted services will enable us to acquire new and maintain existing subscriptions. Also, the subscription ratio for various discount services or the trend in migration to flat-rate services may not be in line with the expectations of our corporate group, and our ARPU may decrease more than projected. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. In addition, in order to reinforce our managerial structure, we are promoting increased efficiency related to our network, sales and services, research and development and narrowing our product line-up to concentrate resources. The push toward greater efficiency, however, may not proceed as expected, and costs may not be reduced as anticipated due to intense competition from other service providers and changes in the market environment.

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

We view increases in revenue as an important factor in our future growth. We aim to increase revenue by, for instance, promoting the more widespread use of i-mode services, of smartphone services such as sp-mode, dmenu and dmarket, and of Xi services, as well as the expansion of the use of packet communications and other data communications in relation to such services and crowd services like “Shabette-Concier” and the like. Moreover, we look to increase returns through initiatives in new business areas based on the convergence of various businesses and services, such as media/content, finance/payment, commerce, medical/healthcare, Machine-to-Machine (“M2M”), environment/ecology and learning with the aim of “realizing a smart life” as another important factor in future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

Furthermore, if market growth slows or the market shrinks, the services, forms of usage, and sales methods provided by us may not develop sufficiently which could affect our financial conditions and limit our growth. In particular, we cannot be certain as to whether or not the following can be achieved:

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

•

Demand in the market for mobile handsets will be as we envision and, as a result, our handset procurement costs will be reduced, we will be able to offer our handsets at appropriate prices, and we will not incur excess inventory;

•

Our current and future services, including ISP services such as i-mode, sp-mode, fee plans and discounted services for use of voice and packet communications, intelligent services like Shabette-Concier, the storage services like photo collection, the services on dmarket such as dgame, dvideo and dshopping, and initiatives for new market creation through the convergence with various businesses, including financial and payment services like DCMX, media/content services like NOTTV, commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd. and medical/healthcare services run by docomo Health Care, Inc. and Nihon Ultmarc Inc. will be attractive to existing and potential subscribers and achieve continued or new growth;

•

As the foundation of our company’s strategy and services, the increase in the number of smartphone users and the larger customer base resulting from docomo ID will grow according to our business plans;

•	The services provided by our corporate group, based on an open platform system, will not be surpassed by more competitive and sought after services provided by other service providers;

•	To expand services with improved data communication speed enabled by LTE*1/LTE-Advanced*[2] and other technology as planned; and

If the development of our corporate group’s new services or forms of use is limited or if development costs are more than anticipated, it may have a material adverse effect on our financial condition and results of operations.

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including rate regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Furthermore, in some cases, our group is subject to special regulations that are not imposed on other providers. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Regulations to accelerate competition in the handset area, such as SIM*[1] unlocking regulations;

•	Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as i-mode and sp-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as i-mode or sp-mode;

•

Regulations that would prohibit or restrict the provision of discounted services by our corporate group premised on continuous usage term agreements, including cancellation charges like that for the “Type Xi Ninen” and the like;

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

•

Other measures, including the fair competition review system for promoting broadband dissemination directed toward us, NTT East and NTT West or the revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations, and systems inside and outside of Japan. For example, in response to an increase in the number of subscriptions or in the traffic volume*2 per subscriber, we have proceeded with the enhancement of our telecommunications facilities in order to ensure and improve our service quality. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations. Also, the financial condition and operating results of our corporate group may be adversely affected by the increased cost of maintaining and operating the facilities we require for providing our services on account of electricity cost increases due to high fuel prices. In July 2010 the Dodd–Frank Wall Street Reform and Consumer Protection Act was signed into law in the U.S. Based on this, the US Securities and Exchange Commission established rules in August 2012 requiring listed companies that use designated minerals in their products to disclose whether such minerals come from the Democratic Republic of the Congo and adjoining countries. The implementation of these rules could have an adverse effect on our financial condition and operating results in the form of higher costs arising from expense of conducting the research needed for regulatory compliance or from an increase in the prices of materials that use such minerals.

Further still, in order to ensure new sources of revenue, we are pursuing initiatives to create new value through the convergence of mobile services with various services and industries, including media/content, finance/payment, commerce, medical/healthcare, M2M, environment/ecology, learning and other fields through equity participation and partnerships. Therefore, we are vulnerable to the impact of laws, regulations and systems specific to new services, operations and areas of business, in addition to the laws, regulations and systems applicable to the mobile communications business. If such laws, regulations, or systems are implemented, they may work as constraints on our group’s business operations, and this may have an adverse effect on our group’s financial condition and corporate performance.

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

*1	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.
*2	The total volume of transmissions.

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

Even though our corporate group plans to establish specified base stations to use the allocated 700MHz band, if measures for acceleration (acceleration measures for termination) of the transfer of existing FPU* and specified radio microphones that are currently using this spectrum do not proceed as anticipated, our corporate group may not be able to operate the mobile communication network smoothly, service quality may decline, and additional expenses may arise.

Although we are working to improve the efficiency of our spectrum use through technology such as LTE/LTE-Advanced, including migration to LTE and other measures and to acquire additional spectrum, we may be unable to avoid a reduced quality of services.

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

Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

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

However, there can be no assurance that we will be able to maintain or enhance the value or performance of the past or future investments or joint ventures established, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. In our investments in new business fields outside of the mobile telecommunication business, such as media/content, finance/payment, commerce, medical/healthcare, M2M, environment/ecology, learning and the like, anticipated synergies may not be realized due to uncertain and unforeseeable ancillary factors, as we have little experience in such new fields of business, and these factors may have an impact on our strategy. Furthermore, losses may arise due to dissolution or divestiture of investments, alliances and collaborations.

In recent years, the companies in which we have invested have experienced a variety of negative impacts, including severe competition, increased debt burdens, significant change in share prices and financial difficulties. To the extent that these investments are accounted for by the equity method and to the extent that the investee companies have net losses, our financial results will be adversely affected by our pro rata portion of these losses. If there is a loss in the value of our investment in any investee company and it is not regarded as a temporary decline, our corporate group may be required to adjust the book value and recognize an impairment loss for such investment. Also, a business combination or other similar transaction involving any of our investee companies could require us to realize impairment loss for any decline in the value of investment in such investee company. In either event, our financial condition or results of operations could be materially adversely affected.

Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

Various functions are mounted on the mobile handsets we provide. Additionally, a large number of vendors, including our partners and other companies, provide services via the mobile handsets that we provide. If any problems arise due to the imperfection in a product or service provided by the Company or by another vendor such as technological problems in the handsets provided by us or by outside vendors or in software or systems, or if any other failures, defects, or losses arise, such problems could diminish our credibility or corporate image, lead to an increase in cancellations of subscriptions, or result in an increase in expenses for indemnity payments to subscribers, and our financial condition or results of operations may be affected. Furthermore in an effort to ensure new sources of revenue, we are pursuing initiatives toward the expansion of new businesses through the convergence of mobile service with various other services and industries, including media/content, finance/payment, commerce, medical/healthcare, M2M, environment/ecology and learning. Should problems arise due to the imperfection in such products or services, they could diminish our credibility or corporate image and our financial condition or results of operations may be affected. Certain events may lead to a decrease in our credibility and corporate image, an increase in cancellations of subscriptions or increased costs. The following are possible examples of such events:

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

•

Harm or loss to customers due to imperfections in products and services in the new fields such as medical/healthcare, M2M, environment/ecology and learning that we provide as part of our effort to expand the new business fields.

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

For example, there are cases of unsolicited bulk e-mails being sent through our e-mail services, including docomo mail, sp-mode mail, i-mode mail, SMS. Despite our extensive efforts to address this issue caused by unsolicited bulk e-mails, including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and suspending our services to companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and may damage our corporate image, leading to a reduction in the number of sp-mode or i-mode subscriptions.

The mobile phones used in connection with crimes such as billing fraud are most often rental mobile phones. To combat these misuses of our services, we have introduced various measures such as refusing to provide services to unscrupulous mobile phone rental companies that violate the Mobile Phone Improper Use Prevention Act, such as by not confirming the identity of the individual at the time of rental. However, in the event that criminal usage increases, mobile phones may be regarded as a societal problem, which may lead to an increase in the cancellation of contracts.

In addition, problems have arisen from the fact that subscribers were charged fees for packet communication at higher levels than they anticipated as a result of using mobile phones without fully recognizing the increased volume and frequency of the use of packet communications as our handsets and services became more sophisticated. There have also been problems with high charges due to excessive use of paid content services, and problems due to an increasing amount of trouble and number of accidents caused by the use of mobile phones while driving, riding a bicycles or walking. Further, there are currently a variety of discussions concerning such issues as the pros and cons of elementary and junior high schools students having mobile phones, the sufficiency and accuracy of our access restriction service to screen harmful web sites (“filtering service”), which applies generally to subscribers under 20 years of age in accordance with the enactment of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, and the increase in harm caused by the use of CGM* by young people, as they increasingly have access to the Internet from their mobile phones. These issues may similarly damage our corporate image.

We believe that we have properly addressed the social issues involving mobile phones by providing various services such as a filtering service and access restriction services with user age authentication and cell phones specifically designed for young people. However, it is uncertain whether we will be able to continue to respond appropriately to those issues in the future. Should we fail to do so, we may experience an increase in the cancellation of existing subscriber contracts or fail to acquire new subscribers as expected, and this may affect our financial condition and results of operations.

*	Abbreviation for Consumer Generated Media. Media which is created by consumers over the Internet, such as Social Networking Services (SNS).

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

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyberattacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

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

There have been instances in which tens of millions of computers worldwide were infected by viruses through fixed line Internet connections. As smartphones become more widespread, however, a growing number of viruses are also targeting mobile handsets. Similar incidents could occur on our networks, handsets, or other equipment. If such a virus entered our network or handsets or other equipment through such means as hacking, unauthorized access, or otherwise, or if there was a cyber -attack, our system could fail, the services we provide could become unusable service quality could be impacted and/or confidential information could be leaked. In such an instance, the credibility of our network, handsets and other equipment and customer satisfaction could decrease significantly. Although we have enhanced security measures including systems to block unauthorized access, remote downloading for mobile phones, and the provision of “Anshin Net Security,” an antivirus solution for smartphones in order to provide for unexpected events, such precautions may not make our system fully prepared for every contingency. Moreover, software bugs, incorrect equipment settings, and human errors that are not the result of malfeasance could also result in system failures, diminished service quality, or leaks of confidential information.

In addition, events or incidents caused by natural disasters, social infrastructure paralysis, the proliferation of harmful substances, the spread of an epidemic, or any other event could force our offices or critical business partners, including sales agencies, to suffer constraints on business operations or to temporarily close their offices or stores. In such a case, we would lose the opportunity to sell or provide goods and services and also may not be able to respond appropriately to subscription applications and requests from subscribers, such as after-sales service requests.

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

Reports by the World Health Organization (WHO), other organizations and various media sources have suggested that radio wave emissions from mobile handsets and other wireless telecommunications devices may interfere with various electronic medical devices including hearing aids and pacemakers or may adversely affect the health of their users and others by causing cancer or other diseases. Concerns about the risk of wireless telecommunication devices adversely affecting the health of users could adversely affect our corporate image, financial condition and results of operations through increased cancellations by existing subscribers, reduced subscriber growth, reduced usage per subscriber and the introduction of new regulations or restrictions or litigation. The radio emissions from our cellular handsets and base stations comply with the electromagnetic safety guidelines of Japan and guidelines by the International Commission on Non-Ionizing Radiation Protection, which are endorsed by the WHO. The WHO has also stated that if the level of the radio emission from mobile devices is lower than the international guidelines, it would not affect the health of their users and others. Research and studies are ongoing and we are actively attempting to confirm the safety of wireless telecommunication, but there can be no assurance that further research and studies will demonstrate that there is no interrelation between radio wave emissions and health problems.

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

As of March 31, 2014, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (“MPT,” currently the Ministry of Internal Affairs and Communications, or “MIC”) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2014, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our board of directors is authorized to issue 13,095,000,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

There are restrictions on your ability to withdraw shares from the depositary receipt facility.

Each ADS represents the right to receive one share of common stock. Therefore, pursuant to the terms of the deposit agreement with our depositary, The Bank of New York Mellon, in order to withdraw any shares, a holder of ADSs must surrender for cancellation and withdrawal of shares using ADRs (each of which evidences 1ADSs). As a result, holders of ADSs will be unable to withdraw fractions of shares from the depositary or receive any cash settlement in lieu of withdrawal of fractions of shares. In addition, although the ADSs themselves may be transferred in any lots pursuant to the deposit agreement, the ability to trade the underlying shares may be limited.

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

We are a joint stock corporation organized under the Companies Act of Japan. We were incorporated and registered in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO, INC. since June 2010). Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

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

1. Business Overview

We are a mobile telecommunications carrier belonging to the NTT group, for which NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) serves as the holding company. We currently provide mobile telephone services over our LTE and W-CDMA networks. We have approximately 63,105 thousand subscribers and a domestic market share of 43.8%.

Together with our 194 subsidiaries and 35 affiliates, we conduct business as the NTT DOCOMO group. Our major subsidiaries and affiliates as of March 31, 2014 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries(1) (2): 25
DOCOMO Business Net Inc.	100%
DOCOMO Engineering Chugoku Inc.	100%
DOCOMO Engineering Hokkaido Inc.	100%
DOCOMO Engineering Hokuriku Inc.	100%
DOCOMO Engineering Inc.	100%
DOCOMO Engineering Kansai Inc.	100%
DOCOMO Engineering Kyushu Inc.	100%
DOCOMO Engineering Shikoku Inc.	100%
DOCOMO Engineering Tohoku Inc.	100%
DOCOMO Engineering Tokai Inc.	100%
DOCOMO I Kyushu Inc.	100%
DOCOMO Mobile Inc.	100%
DOCOMO Mobile Media Kansai Inc.	100%
DOCOMO Service Chugoku Inc.	100%
DOCOMO Service Hokkaido Inc.	100%
DOCOMO Service Hokuriku Inc.	100%
DOCOMO Service Inc.	100%
DOCOMO Service Kansai Inc.	100%
DOCOMO Service Kyushu Inc.	100%
DOCOMO Service Shikoku Inc.	100%
DOCOMO Service Tohoku Inc.	100%
DOCOMO Service Tokai Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 169
ABC HOLDINGS Co., Ltd.	51.0%
Buongiorno S.p.A.	100%
DOCOMO ANIME STORE, INC.	60.0%
DOCOMO Capital, Inc.	100%
DOCOMO.COM, INC.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
docomo Healthcare, Inc.	66.0%
DOCOMO Innovations, Inc.	100%
DOCOMO interTouch Pte. Ltd.	100%
DOCOMO PACIFIC, INC.	100%
D2C Inc.	51.0%
MAGASeek Corporation	75.0%
MCV Guam Holding Corp.	100%
mmbi, Inc.	60.5%
net mobile AG	87.4%
Nihon Ultmarc Inc.	77.5%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
PacketVideo Corporation	81.8%

Name	Percentage Voting Interest
Radishbo-ya Co., Ltd.	90.0%
Tower Records Japan Inc.	50.3%
and other subsidiaries
Affiliates: 35
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Limited.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	8.6%
Robi Axiata Limited	8.4%
Sumitomo Mitsui Card Company, Limited.	34.0%
Tata Teleservices Limited (3)	26.5%
ZENRIN DataCom Co., Ltd.	18.1%
and other affiliates

(1)	These service subsidiaries provide operational services such as engineering and support services to NTT DOCOMO, INC.
(2)	In efforts to further improve customer services provided locally, operational services which until now were provided by 25 subsidiaries with specific functions across Japan will be concentrated in 12 subsidiaries including DOCOMO CS, Inc. as of July 1, 2014.
(3)	On April 25, 2014, DOCOMO’s board of directors resolved to exercise its option to sell DOCOMO’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (TTSL) as soon as the conditions for such exercise are met.

Our reportable business segment is the “mobile phone business” and we also disclose result for “all other businesses,” which combines quantitatively insignificant operating segments together for disclosure. Operating revenues from the mobile phone business include those from mobile communications services, those from equipment sales for mobile devices and other operating revenues. Combined, this accounted for the greater part of our operating revenues for the fiscal year ended March 31, 2014. With regard to all other businesses, major examples of operating revenues sources are credit services, as well as sales by our subsidiaries, including home shopping services, music software sales, Internet access services for hotel facilities, and mobile advertising. We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2012	2013	2014
Mobile phone business	¥4,110,585	¥4,275,172	¥4,235,897
All other businesses	129,418	194,950	225,306

For more details of our business segment information, please see “Operating and Financial Review and Prospects” in Item 5.

•	Competitive Environment

In the mobile telecommunications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

There are presently 3 mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”) and SoftBank Corp. and its subsidiaries (“SOFTBANK group”). As of March 31, 2014, we had a market share of 43.8%, KDDI group had a market share of 28.1% and SOFTBANK group had a market share of 28.1%.

As of March 31, 2014 we had approximately 63,105 thousand cellular subscribers, an increase of 1,569 thousand from the end of the previous fiscal year. Also, our cellular churn rate for March 2014 was 0.87%.

Although future growth of new subscribers for conventional voice use is expected to be limited as the penetration rate rises and the population declines, in recent years, the development of new markets for products such as smartphones, tablets, data cards and embedded communication modules, and rising numbers of subscribers due to an increase in corporate subscriptions, have helped drive growth in new subscriptions.

The number of cellular subscriptions for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Thousands
	Year ended March 31,
	2012	2013	2014
Cellular subscriptions (1)	60,129	61,536	63,105
Xi (LTE) subscriptions	2,225	11,566	21,965
FOMA (W-CDMA) subscriptions (1)	57,905	49,970	41,140
sp-mode subscriptions	9,586	18,285	23,781
i-mode subscriptions	42,321	32,688	26,415
Estimated market share of total subscriptions	46.9%	45.2%	43.8%
Subscription growth rate	3.7%	2.3%	2.6%
Average monthly churn rate (1) (2)	0.60%	0.82%	0.87%

(1)	The number of cellular subscriptions and FOMA subscriptions includes communication module services subscriptions.
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

*active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

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

In recent years, as smartphones and tablets have become more popular, there has been a growing movement among competitors to bundle mobile phone services with fixed-line communication services and to discount those charges. However, due to government regulations, we are prohibited from partnering exclusively within the NTT group, and similar services cannot be implemented. Meanwhile, we also plan to move ahead to offer attractive services combining fixed-line services and our mobile communications services in response to the announcement of “Hikari Collaboration Model”, which provides wholesaling fiber access services to other companies from NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION in the future. Moreover, currently, the Ministry of Internal Affairs and Communications is undertaking a review of the government’s data communications policy with a view to considering reform in competition policy, and intends to prepare a report by the end of 2014.

Furthermore, competition in the network layer has intensified due to the increasing number of new MVNOs, with foreign companies also among them, in addition to existing mobile phone network operators. The arrival of global players, including Apple Inc., Google Inc., Amazon.com, Inc., and Facebook, Inc. has also accelerated the shift from the vertical integration model led by existing mobile phone network operators to a model of horizontal division and has given vigor to a new vertical integration model in which the key is the platform as well as operation system, terminal, content, application, and other upper layers.

As stated above, although our business environment is severe due to the market environment, regulations and changes in business model, we are endeavoring to strengthen our competitiveness based on the business strategy described below.

•	Business Strategy

We have been taking steps to reinforce our competitiveness in the mobile business by thoroughly improving our offerings and developing attractive services in our new business fields, based on our medium-term business plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

In the fiscal year ended March 31, 2014, we strived to boost our comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channel,” with the goal of being chosen by a large number of customers and garnering their usage over a long period of time.

Furthermore, in order to propel the expansion of our new businesses going forward, we pursued collaboration and alliances with external partners to provide new services in various sectors such as “healthcare” and “learning.”

Meanwhile, to add momentum to the initiatives mentioned above, we strived to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business fields.

Furthermore, in April 2014, we unveiled a new billing plan called “Kake-hodai & Pake-aeru” which offers unlimited domestic voice calls for a flat monthly rate and enables users to share their packet-data quota among family members, and introduced a new discount for young customers up to the age of 25 and discounts according to the number of years of use, with the goal of enabling customers to utilize our services at affordable rates for a long period of time by selecting a plan appropriate for their individual needs in different stages of life.

Going forward, we will continue our efforts to bring greater happiness to the lives of our customers and their families, and to society, with the goal of becoming a “Partner for a Smart Life,” chosen and patronized by customers for a long period of time.

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE Development

In December 2010, we launched LTE (Long Term Evolution) service for data communications devices. In November 2011, we expanded the service to smartphones. We are utilizing our experience and expertise as a LTE service pioneer and expanding “Quad-Band LTE*1,” which makes maximum use of the four different spectrum bands we own. We are endeavoring to provide a high quality communications environment offering faster speeds and broader reach in future. In terms of expanding our service area, we had increased our base stations to 55,300 nationwide as of March 31,2014 (an increase of 30,900 stations compared to the number a year ago) surpassing our initial target of 50,000.

In addition, to improve the communication quality in urban centers and other areas of high usage, we moved ahead with the installation of “6-sector base stations*2” that can handle the same capacity as six regular base stations with a single site.

We commenced high-speed service that offers a maximum download speed of 150Mbps*3 in Tokyo, Nagoya and Osaka metropolitan areas, while expanding the service areas of our maximum 112.5Mbps downlink speed service to all 47 prefectures of Japan.

During fiscal 2014, we also intend to provide high speed transmission services with a maximum reception speed of 225Mbps using LTE-Advanced carrier aggregation.

*1:	The four spectrum bands of 800MHz, 1.5GHz, 1.7GHz and 2GHz are used for the provision of service. Service areas are constructed utilizing 2GHz and 800MHz bands for building coverage, the 1.5GHz band for delivering “speed” and the 1.7GHz for even faster transmission speeds in metropolitan areas.
*2:	Base stations equipped with a technology that divides an area ordinarily covered by a single base station into six smaller sectors. This technology enables meticulous tuning based on the varying characteristics of each area.
*3:	A communications speed measurement unit that represents what volume of data can be transmitted in one second. The bigger the number, the faster the communications speed.

•	Spectrum Use Status

The Ministry of Internal Affairs and Communications (“MIC”) has allocated a total bandwidth of approximately 400MHz as radio frequencies available for use for LTE/W-CDMA networks (2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz, 700MHz and 2GHzTDD). Of this, we use 4 frequency bands—2GHz, 1.7GHz, 1.5GHz and 800MHz—to operate our networks.

2GHz Band:

The 20MHz x 2 allocated in the 2GHz band is jointly used by our LTE and W-CDMA networks. A maximum 15MHz x 2 is used for our LTE network.

1.7GHx Band:

The 20MHz x 2 in the 1.7GHz band is jointly used by our LTE and W-CDMA networks in the Kanto, Kansai and Tokai areas. We also intend to expand use for the LTE network in the future.

1.5GHz Band:

The 15MHz x 2 allocated in the 1.5GHz band is used by our LTE network.

800MHz Band:

The 15MHz x 2 allocated in the 800MHz band is jointly used by our LTE and W-CDMA networks. The maximum 15MHz x 2 is used for our LTE network.

700MHz Band:

With regard to our plan to open specified base stations to be used for the 700MHz band, approval was received from the Minister of MIC in May 2012. In addition, the Association of 700MHz Frequency Promotion was established by 4 operators (NTT DOCOMO, Inc., KDDI Corporation, eAccess Ltd. and Okinawa Cellular Telephone Company) that were approved at the same time. Together with the appropriate transfer of new frequency bands to existing licensees currently using the frequencies, receiver measures for overland digital TV broadcasts are being implemented. We plan to start providing LTE services as of January 2015 for the 10MHz x 2 allocated in the 700MHz band.

In addition, in order to respond to increased traffic we are seeking to allocate additional bands of spectrum such as 3.5GHz and 1.7GHz. As for the 3.5GHz band, at the public hearings on fourth-generation mobile communications systems that started in January 2014, besides explaining the usage methods for 3.5GHz if the band is allocated for us, we expressed the opinion that as many frequency bands as possible should be allocated to our company from the perspective of ensuring an equitable competitive environment.

•	Strengthening of Network Foundation

For providing customers with a stable and comfortable communication environment, we moved ahead with the reinforcement of our network facilities to respond to the increase in data traffic resulting from the expanded adoption of smartphones. For example, we expanded the LTE network capacity, utilized transmission speed controls for data communication by especially heavy users for data communications and offloaded data to “docomo Wi-Fi.”

In addition, to prepare for possible large-scale disasters, such as an earthquake directly striking the Tokyo metropolitan area, we have taken various measures such as the dispersion of important communications facilities previously concentrated in the metropolitan area, securing emergency power sources, and making it possible to switch to power saving mode via remote control.

Furthermore, in order to establish and maintain our high-quality network economically and efficiently, we provide fair competitive opportunities, foster mutual understanding and build trusting relationships with suppliers, and purchase high-quality network equipment at low cost from suppliers inside and outside Japan in accordance with our procurement policies, which emphasize compliance with CSR and various laws.

3. Products

We purchase products from vendors and then sell them to mainly our sales agency who sell these products to our subscribers.

As the needs of our customers increase further with the spreading popularity of smartphones, we have listened to our customers and steadily improved operability and convenience. In the fiscal year ended March 31, 2014, we introduced 27 smartphone models, 2 tablet models, 3 feature phone models and 2 data communication device models, and sold approximately 22,514 thousand units. Sales of each type of device are discussed below.

•	Smartphones/Tablets

In the fiscal year ended March 31, 2014, we aggressively worked to improve operability and convenience by expanding our lineup of handsets installed with quad core CPU and large capacity batteries. This was in addition to offering features especially popular with Japanese consumers, such as Osaifu-Keitai (Mobile Wallet), Full-Seg, One-Seg, waterproof and infrared capabilities, mainly for our Xi (LTE) compatible smartphone handsets and tablets.

As for smartphone handsets, in addition to global models popular overseas, such as the XperiaTM series and GALAXY series, where we focused on promoting a lineup of handsets with the catch phrases “easy to use and easy to choose,” we offered a range of attractive handsets with special features, such as the AQUOS series and ARROWS series. Along with handsets that are easy to operate, we also offered a diverse lineup of handsets that can be used with confidence, safety and convenience by a broad spectrum of customers. These include the “Raku-Raku SMARTPHONE 2,” a smartphone for seniors that supports applications like dmarket, the “Smartphone for Junior 2,” a smartphone for youngsters with various built-in functions that offer safety for children and peace of mind for their guardians, such as filters that block harmful sites and restrict late night use and excessive use. We also offered business smartphones with advanced security features for corporate use. In addition to handsets that are convenient to use, we expanded the lineup of handsets to meet the diverse needs of customers, including commencement of sales of the popular iPhone in September 2013.

As for tablets, we made efforts to expand this new market through sales of the 7-inch lightweight waterproof AQUOS PAD and the ARROWS Tab capable of a 150Mbps maximum download speed. In addition, we began to offer the iPad from June 2014.

As a result of the above, the number of smartphones and tablets sold was 13.78 million units, an increase of 0.49 million units over the number sold last term, reaching approximately 60% of total sales for the fiscal year ended March 31, 2014, significantly contributing to the expansion of the smartphone user base.

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

4. Services

In order to secure medium term growth in earnings by increasing the revenues from packet communications, we are endeavoring to increase the convenience of Xi (LTE) service, which is the basic service for smartphone users, and also enriched our “dmarket” portal that offers a wide variety of convenient content, and pursued collaboration and alliances with external partners to provide new services in various sectors such as “healthcare” and “learning.”

•	Mobile Services

We currently offer voice, data, and other value-added services through our Xi (LTE) and FOMA (W-CDMA) services.

As a result of our efforts to improve the contents and services for smartphones as well as expand the smartphone market, Xi service subscriptions rose to approximately 21,965 thousand as of March 31, 2014.

In addition, other main services among cell phone services include international services such as international calling service and international roaming service, public wireless LAN service “docomo Wi-Fi,” services for corporate customers such as “Office Link,” a service that allows mobile phones to be used as internal lines, “Business Mopera Anshin Manager,” which enables the unified control of corporate mobile phones, and a satellite cell phone service. A summary of the principal initiatives in other main services among cell phone services implemented during the fiscal year ended March 31, 2014, is provided below:

•

We started offering a new one-day (24-hour) flat-rate data communications billing plan for customers traveling overseas, the “Global 1day Pake” service, which provides users with more inexpensive packet access defined for each country/region.

•

We commenced LTE-based international roaming service that can be applied with “Global 1day Pake” and other billing plans, to enable high-speed data access using LTE connections even when traveling abroad.

•	We started offering “Business Plus,” a package of cloud-based enterprise services including groupware*, network address book and attendance management and other features.

•

We concluded a sales partnership agreement with Google Inc. and Densan System Co., Ltd., and have started to provide Google Apps for Business™ and Google Apps for Education™ for corporations and educational institutions.

*:	Software designed to help improve the productivity of business operations. Groupware generally comes with email/schedule-sharing and other capabilities.

•	New Initiatives to Expand in New Business Fields

dmarket

•

We began to provide the “dcreators,” an online market where various handmade items, such as accessories, smartphone cases and interior accessories by individual creators, can be put up for sale or purchased.

•	We commenced the “d fashion,” a fashion e-commerce site jointly with MAGASeek Corporation, a subsidiary of DOCOMO engaged in the mail order fashion business.

•

We introduced the “dkids,” an educational content service targeting families with infants, which can be accessed from a smartphone or tablet and which offers rich educational content that can be used safely.

•

In partnership with the JTB Corporation, we began to offer the “dtravel,” a travel service that offers comprehensive travel support, which covers from the support in making hotel reservations to the service provides sightseeing and gourmet dining information, to customers who are either planning a trip or already traveling.

•

We began to offer the “ddelivery,” a food delivery service that can be selected and ordered from approximately 20 different categories of menu, from over 9,500 stores nationwide, using a smartphone or tablet.

Other Initiatives

•

We commenced “docomo Mail” cloud-based email service, after renovating the conventional “sp-mode mail” service for smartphones in pursuit of improved ease of use. We also added a function that allows users to access their mobile phone mail address from PCs or other devices.

•

We enhanced the functionality of “docomo ID,” an account identification provided for user authentication, to enable the use of the same ID for services on multiple devices, and even enable customers who do not have a mobile phone subscription contract with DOCOMO to use “dmarket” and other services via various Internet-enabled devices.

•

Based on the concept of “affordable and worry-free use,” we introduced service packages to offer an assortment of services that enjoy good reviews by customers. As of March 31, 2014, the “Osusume Pack,” which bundles the “Sugotoku-Contents” and other recommended services that allow customers to utilize their smartphones in various convenient ways, garnered 2.92 million subscriptions, and the “Anshin Pack,” which combines the “Mobile Phone Protection & Delivery” and various other services designed to ensure worry-free use of smartphones, garnered 4.46 million subscriptions.

•	In cooperation with the University of Tokyo, we embarked on joint studies on flipped learning*1 that take advantage of Japan’s first Massive Open Online Course (MOOC).

•

As part of our endeavors to enrich our M2M*2 offerings that can provide useful solutions for customers’ everyday activities, we started a new service called “Petfit”, which allows users to check their pet dog’s health condition or location via smartphones or other devices using a tag with built-in communications capabilities.

•

We announced plans to commence in 2014 a service that utilizes smartphones and wearable devices to measure biometric data using “hitoe*[3],” a functional material capable of obtaining a person’s biometric data such as heart rate and electrocardio-waveform when the person simply wears one of these devices.

•

Launched to strengthen expertise in service development, DOCOMO Innovation Village, a startup support program for venture companies and organizations with innovative service technologies, is now in its third year. During the third year, in addition to providing richer support content, the program will include the participation of Sony Mobile Communications as a supporting firm along with three NTT Group companies.

*1:	A form of learning in which students learn basic content that had traditionally been taught in classrooms at home using online textbooks, and apply and practice the learning at school by going through what used to be homework with teachers.
*2:	Abbreviation for Machine-to-Machine. A system that provides automatic communication between machines with built-in communications capability such as vehicles, vending machines and information appliances and the server or other network equipment.
*3:	Developed and commercialized by Toray Industries, Inc. and NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Progress in Collaborations and Alliances

We aim to drive innovation and create new value through the convergence of mobile devices with various industries and services by collaborating with alliance partners, especially in fields that offer great synergy with our mobile business. The principal services in the eight new business fields are as described below.

Business fields	Principal services (alliance partners)
Media/Content	“dvideo,” “dmusic,” “dhits,” “dbook,” “danime store,” “dgame,” “NOTTV” (mmbi, Inc.), mobile advertisement (D2C Inc.) and other services

Finance/Payment	Mobile remittance and payment service, “docomo kouza(Account)”, One time and medical insurance services, “docomo Insurance,” Mobile credit services, “iD”, “DCMX,” “Mobile Phone Protection and Delivery” service and other services

Commerce	“dshopping,” “dcreators,” “d fashion,” “dtravel,” “ddelivery,” home shopping service (OAK LAWN MARKETING, INC., MAGASeek Corporation and Radishbo-ya Co., Ltd.), music software sales (Tower Records Japan Inc.) and other services

Medical/Healthcare	Medical/Healthcare support services (docomo Healthcare, Inc., Nihon Ultmarc Inc.)

M2M	“Otayori Photo Service”, “docomo DriveNet Navi,” “docomo DriveNet Info”, “Petfit” and other services

Aggregation/Platform	Digital content delivery, financial and settlement platform services in Europe (net mobile AG, Buongiorno S.p.A., fine trade gmbh ) and other services

Environment/Ecology	Environment sensor network, bicycle sharing and other services

Safety/Security/Learning	“Smartphone Anshin Remote Support,” “Anshin Network Security,” “dkids,” cooking school business (ABC HOLDINGS Co., Ltd.) and other services

In addition, please refer to Item 4.B-7 “Investments and Alliances,” which contains details of investments in new business fields.

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

Currently, monthly charges paid by our cellular subscribers who use our handsets with voice communication subscriptions consist mainly of (i) a basic monthly charge for telephone service, (ii) voice call charges (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services. Monthly charges paid by our subscribers who use data communication dedicated plans, including tablets users, consist mainly of (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with items (i) to (iii) are discussed below.

•	Basic Monthly Charge for Voice Communication Service and Voice Communication Charges

Since we introduced smartphones that handled Xi (LTE) service in November 2011, we have offered an optional service that allows our Xi subscribers to make unlimited domestic telephone calls to DOCOMO subscription lines in addition to the ordinary fee plans that combine a monthly basic rate and telephone usage fee. In addition, since June 2014, we have offered a new billing plan, “Kake-hodai,” which enables all Kake-hodai plan subscribers to make nationwide voice calls for a flat monthly rate.

FOMA (W-CDMA) service subscribers contract for basic monthly rate plans, most of which include certain free communications. The telephone pay-as-you-go charge differs depending on the rate plan selected by the customer. In addition, as with Xi, we began to offer a new billing plan, “Kake-hodai.”

•	Data Communication Charges

We have two types of rate plans for our data services: pay-as-you-go services with no maximum charges and flat-rate services. As of March 31, 2014, 75.8% of total subscribers (excluding prepaid data plans) were on flat-rate plans.

Our Xi flat-rate plans are fixed limit data communications services and have data usage thresholds of 3GB or 7GB. If the threshold for data usage is exceeded, users can either pay an additional set fee for each 2GB of data or transmission speed is lowered to 128kbps until the end of that month.

Furthermore, we introduced flat-rate plans with lower than usual rates exclusively for smartphones used by seniors and youngsters, and in September 2013 we began to provide flat-rate data plans exclusively for the iPhone, thereby creating an environment where smartphones can be used by a broader range of customers.

In addition to these plans, from June 2014, we began to offer a new flat-rate data service called “Pake-aeru,” that enables Xi and FOMA customers to set and share monthly data quotas with family members and corporate users. By choosing one type of basic plans corresponding to “Pake-aeru” based on an estimate of monthly data quantity to be used by a family or the corporate users, the service enables division of the total data quantity among multiple contract lines.

Besides this, we are offering “Zutto docomo Discount,” a usage fee discount for long-term customers, and “U25 Ouen Discount,” a discount aimed at customers of age 25 or younger.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country of Japan. The shops that deal with our products and services are operated by various distributors, and as of March 31, 2014, there were 2,406 docomo Shops nationwide. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2014, the number of such shops was approximately 4,300 (excluding docomo Shops). In addition to the face-to-face channel, we have established online shopping and 10 call centers nationwide, and consider these channels to be important to improving convenience for our customers. For smartphones, which have gained in popularity, we have established exclusive call centers in three cities—Tokyo, Osaka and Sendai—and are enhancing the system for customer care.

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

•	Area quality improvements based on proposals and methods for improvement tailored to circumstances, in response to specific requests for area improvement from customers.

•	“Mobile Phone Protection & Delivery Service” and “Mobile Phone Protection & Delivery Service for iPhones” provide comprehensive coverage for problems related to handsets, as follows.

-	Direct delivery of the same model and same color mobile phone when a handset sustains water damage or is lost, simply by telephoning DOCOMO.
-	Repairs at no charge for three years from the date of purchase when a malfunction covered under the warranty occurs (excluding iPhones).
-	Repairs up to 5,000 yen for three years from the date of purchase when a breakage or malfunction not covered under the warranty occurs (excluding iPhones).

7. Investments and Alliances

We are making strategic investments in which we basically hold a majority share mainly in business fields with synergistic effects in the mobile business where we can anticipate further growth and an increase in added-value by taking advantage of the strengths and know-how of our company. In the fiscal year ended March 31, 2014, we made investments to increase operating revenues from new business fields to ¥1,000 billion by fiscal year 2015. In the fiscal year ended March 31, 2014, our main investments were as follows.

In addition, please refer the list in Item 4.B-1 “Business Overview,” which contains the name and voting interest of our subsidiaries and affiliates as of March 31, 2014.

•

In May 2013, we acquired an approximately 77.5% share of Nihon Ultmarc Inc., which operates the biggest medical database business in Japan, for approximately ¥2.6 billion, making it our subsidiary with the aim of creating new services that link consumers with medical care.

•

In order to make a full-scale entry into the ITS/telematics* business, we have invested approximately ¥5 billion and formed an alliance with Pioneer Corporation, which is a leading company in car electronics, in May 2013. In December 2013, we began a new service called “Docomo DriveNet Info,” an information delivery service for drivers which provides useful information to users, such as traffic information and information of surrounding areas. By combining voice synthesizing technology and voice intent interpretation technology applied by our “Shabette Concier” and cloud-based navigation system developed for next-generation cars by Pioneer Corporation, information is generated “in the cloud” by just speaking into a smartphone.

•

In August 2013, we agreed to a business and capital alliance with Tokyo Broadcasting System Holdings, Inc. to provide entertainment events and movie content that can be more conveniently enjoyed using a smartphone. We acquired about 3.0% of the company’s shares for approximately ¥7 billion.

•

In January 2014, we acquired a 51% interest in ABC HOLDINGS Co., Ltd., the holding company for ABC Cooking Studio Co., Ltd., and made it a subsidiary. ABC Cooking Studio is a company with which we have built up a cooperative relationship to date providing lifestyle guidance to customers in areas such as dining and cooking. We will further strengthen the cooperative relationship through convergence of the assets of ABC, which owns cookery schools and other cooking-related content, with our expertise in mobile, cloud and other technologies. This will promote the development of new services that connect the real with the digital world and link up the DOCOMO and ABC customer bases.

•

In March 2014, we established the “mobidoors” joint venture company (with DOCOMO investing: ¥220 million for a 55% stake) with RSUPPORT Co., Ltd. and OrangeOne Corporation to propose and sell remote support solutions to mobile network operators and mobile phone manufacturers outside Japan. The joint venture aims to develop the remote solutions market outside of Japan by leveraging RSUPPORT’s technical expertise in development and remote support solutions, OrangeOne’s know-how in system construction and maintenance, and DOCOMO’s experience in providing remote customer support for smartphone users and its relationship with overseas mobile network operators and mobile phone manufacturers.

*	ITS: Intelligent Transport System Telematics:
The provision of services to mobile objects such as vehicles utilizing communications.

•	Global Expansion

We make investments in and form partnerships with mobile operators and various players in different business domains with the long-term aim of strengthening our global competitiveness.

In regards to investments in mobile operators, we aim to achieve financial returns by strengthening the business foundations of our investment partners through supporting their businesses and to achieve synergies with our partners, such as through the joint deployment of new services and the joint development and procurement of handsets. In addition, through investment in various overseas companies in recent years, we have been making efforts to build a global open platform and promote various services that fully take into consideration the special characteristics of countries and regions. In the fiscal year ended March 2014, our main overseas investment projects were as follows.

•

In May 2013, we acquired all of the stock of MCV Guam Holding Corp., the largest cable television and Internet service provider in Guam and the Northern Mariana Islands, through a wholly owned holding company established in Guam by DOCOMO, for approximately ¥13.3 billion, with the purpose of strengthening the business foundations of DOCOMO PACIFIC, INC. by improving its competitiveness in the market.

•

In October 2013, through our subsidiary DOCOMO Deutschland GmbH, we acquired all shares in fine trade gmbh, a settlement service business for online product sales in Austria and made it a wholly owned subsidiary. With this acquisition, in addition to credit card and debit card settlement and settlement of operator charges for digital content provided by net mobile and Buongiorno S.p.A., we will expand our financing and settlement platform business in Europe by providing settlement services in fine trade’s online product sales market.

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

In order to address technology innovations overseas, we have established research centers in the U.S., Germany and China. Together with DOCOMO Capital, Inc. and DOCOMO Innovations, Inc., we are also aligned with venture companies in North America for the purpose of investing in ventures that develop advanced and innovative technologies that can be applied to mobile communication services. Furthermore, we also conduct collaborative research with various universities within and outside Japan. In the collaborative research field, we have been involved in technological exchanges in connection with 4G and 5G mobile communication systems and other advanced research.

Recent development results are as follows:

•	Development of Handsets and Services

•	With the Xi service, we began to offer smartphones and mobile Wi-Fi routers compatible with “Quad-Band LTE” that supports downlink transmission at 150Mbps.

•

We began to offer a service that uses the cloud for “docomo mail” and the like. We developed and began to offer a “docomo ID” compatible service base and server management technology that shortens up to 50% the cloud service response time, with the aim of improving service usability.

•

While providing our own technologies used in our smartphones, including technologies such as text recognition and voice recognition as API*1, we also established “docomo Developer support,” an API providing site that widely supports service developers, including development support tools like SDK*2.

*1	An abbreviation for Application Programming Interface. An interface required for calling up a function or database when applications are developed.
*2	An abbreviation for Software Development Kit. It facilitates easier programming by developers.

•	Technical Developments to be Implemented

•	We are engaged in the development of “VoLTE*,” a voice service on the LTE network, which is 3GPP standardized.

•

We developed “Smart Vertical MIMO,” a wireless transmission technology aimed at LTE-Advanced, which is a 4th generation mobile communications standard. We conducted a successful outdoor traveling transmission test at an excess of 1.2Gbps with one base station antenna.

•

We initiated the development of “intelligent glass,” an application for eyeglass-type terminals which displays counterpart information stored in the Internet and allows users to move virtual icons displayed in their field of vision as if they are moving actual physical objects.

*	An abbreviation for Voice over LTE. This is a voice IP service which leverages LTE technology.

•	Future Technology Initiatives

•

With the goal of realizing ultra-high speed data transmissions at more than 10Gbps and 1,000-fold the capacity of existing LTE networks, we conducted research and development related to “next generation mobile communications (5G).”

•

We are engaged in research and development related to network virtualization that aims to increase the efficiency of network structure and operations. We have confirmed by experimentation that this technology can handle the complexity of large scale traffic concentration both economically and rapidly.

As a result of the above, the total research and development costs for the fiscal year ended March 31, 2014, decreased by 8.3% from the previous fiscal year to ¥102.0 billion.

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

In June 2012, the Ordinance for Enforcement of the Telecommunications Business was revised. By this revision, the criteria for designating Category II telecommunications facilities were expanded to include those of carriers with a share of more than 10% (formerly 25%), and as a result SOFTBANK MOBILE was designated by the public notice of the MIC as a carrier of a Category II telecommunications facility in addition to KDDI and Okinawa Cellular in December 2012.

Method of Connection Charges Calculation

Regarding fees charged to the connecting carrier as a result of interconnection (connection charges), we are obligated to charge an amount consisting of appropriate costs plus a reasonable margin and accordingly need to calculate such an amount by the method specified in the “Guideline relating to operation of the Category II-designated telecommunications facility system” issued by the MIC, and submit the basis of the calculation to the MIC. We are also under an obligation to assemble and make public accounting information about the connection in accordance with the MIC Ordinance. The aforementioned Guideline was amended in March 2014, under which it is recommended to determine a provisional amount for packet connection charges payable by MVNOs by reference to reasonable and provisional amounts in lieu of the connection charges applicable in the previous year for the purpose of the improvement of MVNOs’ cash flows in the case where a substantial decrease in such amount is expected.

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

Currently, a discussion is open at the MIC in respect of the modality of the telecommunications policies with a view to the “reform of the competition policies”. Where appropriate, the reform of the prohibition of anti-competitive behavior will be considered and the report will be submitted by or around the end of 2014.

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

Introduction of BodySAR regulations

Bearing in mind the penetration of wireless devices used for purposes other than voice communications, such as smart phones, among others, and the penetration of devices with multiple forms of wireless mechanisms that transmit radio waves at the same time, the MIC introduced a system that provides for expansion of the permissible limit of the Specific Absorption Rate (SAR), which had previously been set mainly for the head area, to include almost the entire body in order to ensure the safety of these devices according to standardized international assessment methods (effective as of April 2014).

10. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2014. The government of Japan, in the name of the Minister of Finance, owned 36.56% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2014, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted with fair and appropriate distance. In the year ended March 31, 2014, we had sales of ¥43,872 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥215,968 million, ¥198,288 million and ¥75,768 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥42,777 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥211,137 million, ¥198,935 million and ¥93,207 million, respectively, in the year ended March 31, 2013. We also had accounts receivable of ¥5,058 million from NTT and its subsidiaries and payables of ¥79,077 million to NTT and its subsidiaries as of March 31, 2014, compared to ¥9,164 million and ¥78,073 million as of March 31, 2013.

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

For information regarding certain transactions with NTT FINANCE CORPORATION, in which NTT and its subsidiaries collectively own 99.9% of the voting interest, see Item 7.B. “Related Party Transactions” and Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

A.    Organizational Structure

As of March 31, 2014, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2014.

B.    Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2014, we and our regional offices owned 3,731,032 square meters of land and 1,555,390 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2014, we leased 9,564,367 square meters of land mainly for base stations and transmission facilities.

We do not, directly or indirectly through a subsidiary, operate a coal or other mine subject to the U.S. Federal Mine Safety and Health Act of 1977.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition, results of operations and cash flow conditions together with our consolidated financial statements and the notes thereto included in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this report.

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Trends in the Mobile Communications Industry in Japan

•	Operating Results for the fiscal year ended March 31, 2014

•	Operating Results for the fiscal year ended March 31, 2013

•	Segment Information

•	Operating Trends and Prospects for the fiscal year ending March 31, 2015

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Trend Information

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

G. Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

A. Operating Results

Overview

We are the largest cellular network operator in Japan with a total subscription of 63.11 million, which represented 43.8% of all cellular subscriptions in Japan as of March 31, 2014. We earn revenues and generate cash primarily by offering mobile communications services and mobile handset sales. In mobile communications services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our packet communications network. In addition to mobile communications services, our present business activities are credit services, home shopping services, music software sales, internet access services for hotels, mobile advertisement business and various other services.

In the mobile communications market, besides the intense competition that we engage in with other Japanese telecommunications carriers due to active movement of subscribers using the Mobile Number Portability (MNP) system, we are also facing competition with new players offering a wide variety of internet-based services that transcend the scope of traditional telecommunications business.

In this new competitive landscape, we have been taking steps to reinforce our competitiveness in the mobile business by thoroughly improving our offerings and developing attractive services in our new business fields based on our medium-term business plan: “Medium-Term Vision 2015: Shaping a Smart Life.”

In the fiscal year ended March 31, 2014, we strived to boost our comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels,” with the goal of being chosen by a large number of customers and garnering their usage over a long period of time.

Further, in order to propel the expansion of our new businesses, we pursued collaboration and alliances with external partners to provide new services in such fields as “healthcare” and “learning.”

Meanwhile, to accelerate the initiatives mentioned above, we endeavored to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business fields.

Furthermore, in April 2014, we unveiled a new billing structure that offers unlimited domestic voice calls for a flat monthly rate and enables users to share packet-data quota among family members, and introduced new discount packages that offer privileges to long-term users and young users of up to age 25, with the goal of allowing customers to utilize our services at affordable rates for a long period of time by selecting a plan appropriate for their individual needs in different stages of life.

For the fiscal year ended March 31, 2014, operating revenues decreased by ¥8.9 billion from the previous fiscal year to ¥4,461.2 billion due mainly to a decrease in mobile communications services revenues of ¥212.7 billion as a result of the impacts of penetration of the “Monthly Support” discount program, despite increases in equipment sales and other operating revenues of ¥113.9 billion and ¥89.9 billion, respectively, driven by our active sales promotion of smartphones and the expansion of profit in our new business fields.

Operating expenses increased by ¥9.1 billion from the previous fiscal year to ¥3,642.0 billion due mainly to an increase in depreciation and amortization expense related to the upgrade of equipment for the Xi LTE (Long-Term Evolution) network and an increase in cost related to the expansion of new business revenues, despite our efforts to promote cost reduction with the goal of further strengthening our management structure.

As a consequence, operating income for the fiscal year ended March 31, 2014 was ¥819.2 billion, decreasing by ¥18.0 billion from the previous fiscal year and falling short of our earnings forecast of ¥840.0 billion. Net income attributable to NTT DOCOMO, INC. was ¥464.7 billion, posting a decrease of ¥26.3 billion from the previous fiscal year due to a ¥39.5 billion-decline of equity in net income (losses) of affiliates.

Going forward, we will continue to take measures that will further enrich the lives of our customers so we can be chosen by customers as their “Partner for a Smart Life” and receive their patronage for a long period of time.

Trends in the Mobile Communications Industry in Japan

In the section below, trends in the mobile communication industry in Japan are analyzed from the perspectives of the trends in the market, technical developments/services and regulatory environment.

Market

According to an announcement by the Telecommunications Carriers Association and cellular network operators, the mobile communications market in Japan saw a 7.97 million net increase in cellular subscriptions for the fiscal year ended March 31, 2014. The total number of cellular subscriptions in Japan grew to 144.02 million as of March 31, 2014, which represented a market penetration rate of approximately 113%. The growth prospect of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by the increase of subscriptions achieved through the development of new markets such as smartphones, tablet devices, portable gaming consoles and embedded communication modules. Consequently, the annual growth rate of cellular subscriptions was 7.3%, 6.1% and 5.9% for the years ended March 31, 2012, 2013 and 2014, respectively.

As of March 31, 2014, cellular services were provided in Japan by three network operators and their group companies. In addition to providing cellular services, the network operators also procure mobile phones and other communications devices compatible with their communications services from manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, all network operators in Japan have introduced the LTE system, a mobile communications standard developed as an extension to the third-generation mobile communications (3G) system and LTE subscribers including users shifting from 3G have been increasing rapidly. The total number of subscriptions to our LTE service, which is provided under a service brand called “Xi”, reached 21.97 million as of March 31, 2014, increasing sharply from 11.57 million as of March 31, 2013. In addition, driven by an increase in subscribers to Xi services, the sales of smartphones have recorded a remarkable increase in recent years. During the fiscal year ended March 31, 2014, we sold a total of 13.78 million smartphone units, which accounted for over 60% of the total number of our annual device sales and approximately 80% of smartphone users enjoy Xi services. We expect this trend of expanded smartphone sales will continue going forward.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions to devices used primarily for voice communication, data usage has been increasing owing to the expanded uptake of smartphones and growing adoption of flat-rate billing plans for packet access and high-speed data services, and new market opportunities are beginning to emerge in such areas as content and applications for mobile devices. Meanwhile, competition among network operators has intensified in recent years due to an increase in the number of subscriptions to MVNO*1 services and the increase in the number of users switching operators using MNP system commenced in 2006. In addition, with the use of open platform devices like smartphones and tablets becoming increasingly widespread, OTT*2 players, offer competitive services and thus the competition in the Japan’s mobile communications market is expected to remain fierce. On the other hand, the societal demands on network operators to secure sufficient network capacity to accommodate the growing data traffic and construct a reliable network capable of providing stable communication services even in disasters have been mounting.

*1	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.
*2	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering their services and that delivers content services using the communication infrastructure of other companies,

Technical developments/Services

Innovations in internet technology may have a material impact on the mobile communications industry including ourselves. IP (Internet Protocol) telephony, which is a form of voice communications based on IP technology, has already become a popular means of communications in fixed-line services as a result of the broad penetration of local broadband access, and the use of applications that enable voice communication over IP technology on smartphones has also become prevalent. In addition, there are moves by some cellular operators to introduce voice IP service over LTE networks (VoLTE) and we also launched VoLTE service and released VoLTE convertible handsets for the fiscal year ending March 31, 2015. Because VoLTE offers greater spectral efficiency and superior voice quality, the adoption of VoLTE may expand in full scale in the mobile communications industry in the future.

Meanwhile, progress has been made in the development of convergence services, combining fixed-line and mobile communications with rise in the penetration of mobile phones and broadband services. This concept of fixed-mobile convergence was previously limited only to the provision of single-bill service for both fixed and mobile services or content/e-mail address sharing between the two networks. In recent years, however, our competitors have been stepping up their efforts to offer converged fixed and mobile services as smartphone penetration rises. We also plan to move ahead to offer attractive services combining fixed-line services and our mobile communications services in response to the announcement of “Hikari Collaboration Model”, which provides wholesaling fiber access services to other companies from NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION in the future. The use of such convergence services may accelerate more extensively in line with further proliferation of smartphones.

Regulatory environment

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

Thus, from the perspective of a saturated mobile communication market and change of business/market structure and regulatory environment caused by the expansion of a layer of competition including MVNO and new entrants from outside our industry, we expect that the competitive environment for the mobile communications market will remain intense.

Operating Results for the fiscal year ended March 31, 2014

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2014. The tables below describe selected data from our consolidated statements of income for the fiscal years ended March 31, 2014 and 2013:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2013	2014	Increase (Decrease)	Change (%)
Operating revenues:
Mobile communications services	¥3,168,478	¥2,955,788	¥(212,690)	(6.7)%
–Voice revenues (1)	1,274,584	1,065,196	(209,388)	(16.4)%
–Packet communications revenues	1,893,894	1,890,592	(3,302)	(0.2)%
Equipment sales	758,093	872,000	113,907	15.0%
Other operating revenues	543,551	633,415	89,864	16.5%

Total operating revenues	4,470,122	4,461,203	(8,919)	(0.2)%

Operating expenses:
Cost of services	1,003,497	1,059,619	56,122	5.6%
Cost of equipment sold	767,536	785,209	17,673	2.3%
Depreciation and amortization	700,206	718,694	18,488	2.6%
Selling, general and administrative	1,161,703	1,078,482	(83,221)	(7.2)%

Total operating expenses	3,632,942	3,642,004	9,062	0.2%

Operating income	837,180	819,199	(17,981)	(2.1)%
Other income (expense), net	(3,838)	13,850	17,688	—

Income before income taxes and equity in net income (losses) of affiliates	833,342	833,049	(293)	(0.0)%
Income taxes	323,059	307,979	(15,080)	(4.7)%

Income before equity in net income (losses) of affiliates	510,283	525,070	14,787	2.9%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(29,570)	(69,117)	(39,547)	(133.7)%

Net income	480,713	455,953	(24,760)	(5.2)%
Less: Net (income) loss attributable to noncontrolling interests	10,313	8,776	(1,537)	(14.9)%

Net income attributable to NTT DOCOMO, INC.	¥491,026	¥464,729	¥(26,297)	(5.4)%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the fiscal year ended March 31, 2014 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2014, were ¥4,461.2 billion, a decrease of ¥8.9 billion or 0.2% from ¥4,470.1 billion for the prior fiscal year. Mobile communications services revenues were ¥2,955.8 billion, decreasing by ¥212.7 billion or 6.7% compared to ¥3,168.5 billion for the prior fiscal year. Consequently, the contribution of mobile communications services revenues to our total operating revenues for the fiscal year ended March 31, 2014 decreased to 66.3% from 70.9% for the prior fiscal year. The year-on-year decrease in mobile communications services revenues was primarily attributable to the impact from the “Monthly

Support” discount program. Voice revenues decreased by ¥209.4 billion or 16.4% year on year to ¥1,065.2 billion from ¥1,274.6 billion for the prior fiscal year. The decline in voice revenues excluding the impact of the “Monthly Support” discounts was ¥80.3 billion. Packet communications revenues recorded a decrease of ¥3.3 billion or 0.2% to ¥1,890.6 billion from ¥1,893.9 billion for the previous fiscal year. When calculated without the “Monthly Support” discount impact, packet communications revenues posted a growth of ¥121.2 billion. The growth of packet communications revenues (excluding the impact of “Monthly Support” discounts) was driven mainly by the increase in Xi LTE service subscriptions and expanded data usage resulting from aggressive sales promotion of smartphones and other devices. The total number of Xi LTE service subscriptions as of March 31, 2014 grew to 21.97 million, and the total number of smartphones sold during the 12-month period through March 31, 2014 reached 13.78 million. However, because the increase in packet communications revenues was not sufficient to completely offset the negative revenue impact of the “Monthly Support” discount program, which expanded by ¥253.6 billion over the prior fiscal year, the mobile communications services revenues recorded a year-on-year decrease. As a result, the voice ARPU for the fiscal year ended March 31, 2014 dropped ¥360 or 20.8% to ¥1,370 from ¥1,730 for the prior fiscal year. The packet ARPU for the fiscal year ended March 31, 2014 was ¥2,640, down ¥50 or 1.9% from ¥2,690 for the prior fiscal year.

Equipment sales revenues increased by ¥113.9 billion or 15.0% to ¥872.0 billion for the fiscal year ended March 31, 2014 from ¥758.1 billion for the prior fiscal year, due primarily to a rise in sales price per-unit to resellers resulting from an increase in the ratio of the sales number of smartphones to the total as a result of commencement of sales of the popular iPhone*1 in September 2013 in addition to the Android Smartphones that we already sold.

Other operating revenues increased by ¥89.9 billion or 16.5% from ¥543.6 billion for the prior fiscal year to ¥633.4 billion for the fiscal year ended March 31, 2014. The primary items comprising other operating revenues include sales revenues of consolidated subsidiaries, revenues derived from mobile phone protection-related services, from “dmarket” and credit services business revenues. The increase in other operating revenues was mainly driven by an increase in revenues derived from the growth of subscriptions to various “dmarket” services which resulted in a significant increase in revenues from “dmarket” when compared to the previous fiscal year. Full-year consolidations of sales revenues from Tower Records Japan Inc., and Buongiorno S.p.A. in Italy, subsidiaries that we acquired in July, 2012 in order to expand the new business fields, also contributed to this increase.

Operating expenses increased by ¥9.1 billion or 0.2% from ¥3,632.9 billion for the prior fiscal year to ¥3,642.0 billion for the fiscal year ended March 31, 2014.

Selling, general and administrative expenses decreased by ¥83.2 billion or 7.2% to ¥1,078.5 billion from ¥1,161.7 billion for prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to “docomo Points Service” customer loyalty program. Selling, general and administrative expenses decreased overall as a result of cost efficiency improvement efforts aimed at further strengthening our management structure. In addition, “docomo Points Service”-related expenses, decreased by ¥9.2 billion as a result of the changes made to the terms of the “docomo Points Service”, commissions paid to agent resellers decreased by ¥11.3 billion and an advertise expenses decreased by ¥8.9 billion, offsetting an increase of selling, general and administrative expenses which was driven primarily by consolidating full-year selling, general, and administrative expenses of Tower Records Japan Inc. and Buongiorno S.p.A. in Italy acquired in July 2012.

On the other hand, cost of services, which represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries, increased by ¥56.1 billion or 5.6% from ¥1,003.5 billion for the prior fiscal year to ¥1,059.6 billion for the fiscal year ended March 31, 2014 resulting from the rise in expenses for the expansion of new businesses fields. Cost of equipment sold which arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, increased by ¥17.7 billion or 2.3% to ¥785.2 billion from ¥767.5 billion for the prior fiscal year primarily as a result of an increase in procurement cost per unit and the increase in the number of smartphones sold. Depreciation and amortization expenses increased by ¥18.5 billion or 2.6% to ¥718.7 billion from ¥700.2 billion for the prior fiscal year resulting from a significant increase in the number of installations of base stations to improve the coverage of our Xi LTE network and to reinforce our network facilities to accommodate the growth in data traffic.

As described above, the increases in cost of services, cost of equipment sold and depreciation and amortization expenses exceeded the decrease of selling, general and administrative expenses, which result in an increase of operating expenses.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2014 decreased by ¥18.0 billion or 2.1% from ¥837.2 billion for the prior fiscal year to ¥819.2 billion. Accordingly, the operating income margin dropped from 18.7% for the prior fiscal year to 18.4%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥13.9 billion as other income, net for the fiscal year ended March 31, 2014, achieving an increase after recognizing other expense, net of ¥3.8 billion in the prior fiscal year. This was because other-than-temporary impairment loss on marketable securities and other investments decreased to ¥3.1 billion from ¥10.9 billion and foreign exchange losses, net of ¥0.9 billion changed to foreign exchange gains, net of ¥4.4 billion.

Income before income taxes and equity in net income (losses) of affiliates decreased by ¥0.3 billion to ¥833.0 billion for the fiscal year ended March 31, 2014 from ¥833.3 billion for the prior fiscal year.

Income taxes were ¥308.0 billion for the fiscal year ended March 31, 2014 and ¥323.1 billion for the fiscal year ended March 31, 2013, representing effective income tax rates of 37.0% and 38.8% for the fiscal years ended March 31, 2014 and March 31, 2013, respectively.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates increased by ¥39.5 billion or 133.7% to ¥69.1 billion for the fiscal year ended March 31, 2014 from ¥29.6 billion for the fiscal year ended March 31, 2013. For both the fiscal years, the equity in losses of some affiliates including TTSL was offsetting against the equity in income of other affiliates including PLDT. For the fiscal year ended March 31, 2014, the equity loss of TTSL increased from the previous year due mainly to an additional impairment charge of TTSL amounting ¥51.2 billion as a result of the growing business risk of mobile network operators including an increase in cost to maintain or acquire frequency spectrum due to a steep rise of an auction price of frequency spectrum in India, which resulted in that our estimate of future cash flows of TTSL were further revised downward and we concluded that the further decline in value was other than temporary. Its decline in value was ¥6.8 billion in the previous year. The other reason for the increase in the equity loss of TTSL was attributable to an increase in the net loss of TTSL due mainly to an increase in its financial burden which was partially offset by the decrease in operating losses resulting from TTSL’s rationalization of the operation. See “Critical Accounting Policies and Estimates – Impairment of investments” for further discussion and analysis of the impairment of TTSL and see “summarized financial information of Investment in affiliates” in the Note5. For the fiscal year ended March 31, 2014, the equity income of PLDT increased from the previous year resulting from the appreciation of Philippine Peso which was the local currency of PLDT against Japanese Yen in weighted average used for the conversion of income statement items into Japanese Yen throughout the fiscal year ended March 31, 2014 as compared with the previous year.

As a result of the foregoing, we reported ¥464.7 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥26.3 billion or 5.4% from ¥491.0 billion for the prior fiscal year.

*1:	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2014 and 2013 are provided below:

	Years ended March 31
	2013	2014	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	61,536	63,105	1,569	2.6%
Xi services	11,566	21,965	10,399	89.9%
FOMA services	49,970	41,140	(8,830)	(17.7)%
packet flat-rate services	38,704	40,148	1,444	3.7%
sp-mode services	18,285	23,781	5,497	30.1%
i-mode services	32,688	26,415	(6,273)	(19.2)%
Market Share (%) (1)(2)	45.2	43.8	(1.4)	—
Aggregate ARPU (yen/month/subscription) (3)	4,840	4,500	(340)	(7.0)%
Voice ARPU (4)	1,730	1,370	(360)	(20.8)%
Packet ARPU	2,690	2,640	(50)	(1.9)%
Smart ARPU	420	490	70	16.7%
MOU (minutes/month/subscription) (3)(5)	117	106	(11)	(9.4)%
Churn Rate (%) (2)	0.82	0.87	0.05	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver”
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
Sum of number of active subscriptions for each month* during the relevant period from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Operating Results for the fiscal year ended March 31, 2013

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2013. The tables below describe selected data from our consolidated statement of income for the fiscal years ended March 31, 2013 and 2012:

	Millions of yen
	Years ended March 31
	2012	2013	Increase (Decrease)	Change (%)
Operating revenues:
Mobile communications services	¥3,326,493	¥3,168,478	¥(158,015)	(4.8)%
–Voice revenues (1)	1,541,884	1,274,584	(267,300)	(17.3)%
–Packet communications revenues	1,784,609	1,893,894	109,285	6.1%
Equipment sales	498,889	758,093	259,204	52.0%
Other operating revenues	414,621	543,551	128,930	31.1%

Total operating revenues	4,240,003	4,470,122	230,119	5.4%

Operating expenses:
Cost of services	893,943	1,003,497	109,554	12.3%
Cost of equipment sold	695,008	767,536	72,528	10.4%
Depreciation and amortization	684,783	700,206	15,423	2.3%
Selling, general and administrative	1,091,809	1,161,703	69,894	6.4%

Total operating expenses	3,365,543	3,632,942	267,399	7.9%

Operating income	874,460	837,180	(37,280)	(4.3)%
Other income (expense), net	2,498	(3,838)	(6,336)	—

Income before income taxes and equity in net income (losses) of affiliates	876,958	833,342	(43,616)	(5.0)%
Income taxes	391,798	323,059	(68,739)	(17.5)%

Income before equity in net income (losses) of affiliates	485,160	510,283	25,123	5.2%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(24,208)	(29,570)	(5,362)	(22.1)%

Net income	460,952	480,713	19,761	4.3%
Less: Net (income) loss attributable to noncontrolling interests	2,960	10,313	7,353	248.4%

Net income attributable to NTT DOCOMO, INC.	¥463,912	¥491,026	¥27,114	5.8%

(1)	Inclusive of circuit switched data communications

Analysis of operating results for the fiscal year ended March 31, 2013 and comparison with the prior fiscal year

Our operating revenues for the fiscal year ended March 31, 2013 were ¥4,470.1 billion, an increase of ¥230.1 billion or 5.4% from ¥4,240.0 billion for the prior fiscal year. Mobile communications services revenues were ¥3,168.5 billion, decreasing by ¥158.0 billion or 4.8% compared to ¥3,326.5 billion for the prior fiscal year. Consequently, the contribution of mobile communications services revenues to our total operating revenues for the fiscal year ended March 31, 2013 decreased to 70.9% from 78.5% for the prior fiscal year. The year-on-year decrease in mobile communications services revenues was primarily attributable to the drop of voice revenues. The decline in mobile communications services revenues was the net result of the decrease in voice revenues (which dropped by ¥267.3 billion or 17.3% to ¥1,274.6 billion from ¥1,541.9 billion for the prior fiscal year), which was partially offset by the increase in packet communications revenues (which grew by ¥109.3 billion or 6.1% from ¥1,784.6 billion in the prior fiscal year to ¥1,893.9 billion). The primary factors behind the decline in voice revenues were the increase in the number of users subscribing to the “Monthly Support” discount services and decline in billable MOU. This resulted in a decrease in voice ARPU of ¥470 or 21.4% from ¥2,200 for the prior fiscal year to ¥1,730. The main reasons for the increase in packet ARPU included the impact of expanded data usage resulting from an increase of Xi LTE subscriptions and aggressive sales of smartphones. Because the data usage of Xi LTE and smartphone users is generally higher compared to that of conventional FOMA (3G) and i-mode handset users, the increase in the number of subscribers switching to a Xi LTE handset or a smartphone from a FOMA (3G) or i-mode handset tends to result in an expansion of packet revenues. The total number of Xi LTE subscriptions as of March 31, 2013 was 11.57 million, and the number of smartphones sold during the 12 months through March 31, 2013 was 13.29 million units. Consequently, packet ARPU for the fiscal year ended March 31, 2013 grew by ¥100 or 3.9% to ¥2,690 from ¥2,590 for the prior fiscal year.

Equipment sales revenues increased by ¥259.2 billion or 52.0% to ¥758.1 billion for the fiscal year ended March 31, 2013 from ¥498.9 billion for the prior fiscal year due to an increase in the number of handsets sold to agent resellers as a result of the aforementioned rise in total smartphone sales.

Other operating revenues increased by ¥128.9 billion or 31.1% from ¥414.6 billion for the prior fiscal year to ¥543.6 billion for the fiscal year ended March 31, 2013. The increase in other operating revenues was mainly driven by the increase in sales revenues of consolidated subsidiaries newly acquired for the purpose of the expansion of new business fields such as Radishbo-ya Co., Ltd in March 2012, Tower Records Japan Inc. and Buongiorno S.p.A. in July 2012 for the fiscal year ended March 31, 2013, and the growth of revenues from “Mobile Phone Protection & Delivery service” with increasing number of its subscriptions, which reached 37.48 million as of March 31, 2013.

Operating expenses increased by ¥267.4 billion or 7.9% from ¥3,365.5 billion for the prior fiscal year to ¥3,632.9 billion for the fiscal year ended March 31, 2013, despite our ongoing cost efficiency improvement efforts aimed at further strengthening our management structure. Cost of services increased by ¥109.6 billion or 12.3% from ¥893.9 billion for the prior fiscal year to ¥1,003.5 billion for the fiscal year ended March 31, 2013 resulting from the rise in expenses for the expansion of new businesses fields and a rise in insurance costs resulting from an increase of subscriptions to “Mobile Phone Protection & Delivery Service.” Cost of equipment sold also increased by ¥72.5 billion or 10.4% to ¥767.5 billion from ¥695.0 billion for the prior fiscal year primarily as a result of an increase in procurement cost per unit and the number of handsets sold to agent resellers. Depreciation and amortization expenses increased by ¥15.4 billion or 2.3% to ¥700.2 billion from ¥684.8 billion for the prior fiscal year resulting from capital investment primarily in network construction to improve Xi coverage and as a measure to enhance disaster preparedness. Selling, general and administrative expenses increased by ¥69.9 billion or 6.4% to ¥1,161.7 billion from ¥1,091.8 billion from the prior fiscal year mainly due to an increase in commissions paid to agent resellers caused by an increase in the number of purchase orders processed resulting from expanded smartphone sales and an increase of expenses attributed to the subsidiaries newly acquired during the year ended March 31, 2013, offsetting a decrease in “docomo Points Service”-related expenses resulting from the revisions made to the loyalty program in April 2011.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2013 decreased by ¥37.3 billion or 4.3% from ¥874.5 billion for the prior fiscal year to ¥837.2 billion. Accordingly, the operating income margin dropped from 20.6% for the prior fiscal year to 18.7%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥3.8 billion as other expense, net for the fiscal year ended March 31, 2013, compared to other income, net of ¥2.5 billion in the prior fiscal year due mainly to an increase in other-than-temporary impairment loss on marketable securities and other investments to ¥10.9 billion from ¥4.0 billion.

Income before income taxes and equity in net losses of affiliates decreased by ¥43.6 billion or 5.0% to ¥833.3 billion for the fiscal year ended March 31, 2013, from ¥877.0 billion for the prior fiscal year.

Income taxes were ¥323.1 billion for the fiscal year ended March 31, 2013 and ¥391.8 billion for the fiscal year ended March 31, 2012, representing effective income tax rates of 38.8% and 44.7% for the fiscal years ended March 31, 2013 and March 31, 2012, respectively. Income taxes decreased by ¥68.7 billion or 17.5% owing to the impact from the decrease in net deferred tax assets due to a decrease in enacted future corporate income tax rates, which was included in net income taxes for the prior fiscal year, and had no significant impact for the fiscal year ended March 31, 2013 resulting in a decrease in the actual effective income tax rate for the fiscal year ended March 31, 2013.

For equity in net losses of affiliates, we recognized our equity in the net losses of our affiliates of ¥29.6 billion for the fiscal year ended March 31, 2013 and ¥24.2 billion for the fiscal year ended March 31, 2012. This was due mainly to the recognition of impairment losses of some affiliates including TTSL, while the equity in losses of some affiliates including TTSL was offsetting against the equity in income of other affiliates including PLDT. For the fiscal year ended March 31, 2013, the equity loss of TTSL increased slightly from the previous year. While net loss of TTSL decreased resulting from an increase in operating revenues of TTSL from the previous year, which resulting in the decrease in the equity loss of TTSL, we recognized an impairment charge of ¥6.8 billion. Our estimated future cash flows of TTSL were adjusted downward as a result of the intensifying tariff competition among mobile network operators in India and our views of our long term outlook at that time and we concluded that the recoverable amount was significant below carrying value and this impairment was other than temporary. See “Critical Accounting Policies and Estimates—Impairment of Investments” for further discussion and analysis of the impairment of TTSL and see “summarized financial information of investment in affiliates” in the Note 5. For the fiscal year ended March 31, 2013, the equity in income of PLDT increased from the previous year due mainly to the effect of a subsidiary newly acquired by PLDT in the fiscal year ended March 31, 2013.

As a result of the foregoing, we reported ¥491.0 billion in net income attributable to NTT DOCOMO, INC. for the fiscal year ended March 31, 2013, representing an increase of ¥27.1 billion or 5.8% from ¥463.9 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2013 and 2012 are provided below:

	Years ended March 31
	2012	2013	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	60,129	61,536	1,407	2.3%
Xi services	2,225	11,566	9,341	419.8%
FOMA services	57,905	49,970	(7,935)	(13.7)%
packet flat-rate services	36,295	38,704	2,409	6.6%
sp-mode services	9,586	18,285	8,698	90.7%
i-mode services	42,321	32,688	(9,634)	(22.8)%
Market Share (%) (1)(2)	46.9	45.2	(1.7)	—
Aggregate ARPU (yen/month/subscription) (3)	5,140	4,840	(300)	(5.8)%
Voice ARPU (4)	2,200	1,730	(470)	(21.4)%
Packet ARPU	2,590	2,690	100	3.9%
Smart ARPU	350	420	70	20.0%
MOU (minutes/month/subscription) (3)(5)	126	117	(9)	(7.1)%
Churn Rate (%) (2)	0.60	0.82	0.22	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators.
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver”.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
Sum of number of active subscriptions for each month* during the relevant period from April to March
*Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Segment Information

General

Our chief operating decision maker (“CODM”) is the board of directors. The CODM evaluates the performance and makes resource allocations of our segments based on the information derived from our internal management reports. We have five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities and miscellaneous businesses. Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “All other businesses.”

Mobile phone business

For the fiscal year ended March 31, 2014, operating revenues from our mobile phone business segment decreased by ¥39.3 billion or 0.9% to ¥4,235.9 billion from ¥4,275.2 billion in the prior fiscal year. Mobile communications services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥212.7 billion or 6.7% to ¥2,955.8 billion for the fiscal year ended March 31, 2014 from ¥3,168.5 billion in the prior fiscal year. The year-on-year decrease in mobile communications services revenues was mainly attributable to a decrease in voice revenues and the impact from the “Monthly Support” discount program. Equipment sales revenues increased by ¥113.9 billion or 15.0% to ¥872.0 billion from ¥758.1 billion for the prior fiscal year due to a rise in the per-unit sales to resellers resulting from an increase in the ratio of the sales number of smartphones to the total. Revenues from our mobile phone business segment represented 94.9% and 95.6% of total operating revenues for the years ended March 31, 2014 and 2013, respectively. Operating expenses in our mobile phone business segment decreased slightly by ¥6.4 billion or 0.2% to ¥3,400.4 billion from ¥3,406.9 billion in the prior fiscal year, due mainly to a decrease in “docomo Points Service”-related expenses by ¥20.9 billion, as a result of the changes made to the terms of the “docomo Points Service,” offsetting an increase in depreciation and amortization expenses related to the upgrade of equipment for Xi LTE network. Operating income from our mobile phone business decreased by ¥32.9 billion or 3.8% to ¥835.5 billion compared to ¥868.3 billion in the prior fiscal year, due mainly to the decline of mobile communications services revenues.

For the fiscal year ended March 31, 2013, operating revenues from our mobile phone business segment increased by ¥164.6 billion or 4.0% to ¥4,275.2 billion from ¥4,110.6 billion in the prior fiscal year. Mobile communications services revenues, which are revenues from voice and packet communications of mobile phone services, decreased by ¥158.0 billion or 4.8% to ¥3,168.5 billion for the fiscal year ended March 31, 2013 from ¥3,326.5 billion in the prior fiscal year. Equipment sales revenues increased by ¥259.2 billion or 52.0% to ¥758.1 billion for the fiscal year ended March 31, 2013 from ¥498.9 billion for the prior fiscal year due to an increase in the number of handsets sold. Revenues from our mobile phone business segment represented 95.6% and 96.9% of total operating revenues for the years ended March 31, 2013 and 2012, respectively. Operating expenses in our mobile phone business segment increased by ¥182.6 billion or 5.7% to ¥3,406.9 billion from ¥3,224.2 billion in the prior fiscal year. This was mainly due to the growth in commissions paid to agent resellers caused by an increase in the number of purchase orders processed as a result of expanded smartphone sales and an increase of expenses in subsidiaries newly acquired including Buongiorno S.p.A. in July 2012, offsetting a reduction in “docomo Points Service”-related expenses resulting from the revisions made to the loyalty program.” As a result, operating income from our mobile phone business decreased by ¥18.0 billion or 2.0% to ¥868.3 billion compared to ¥886.3 billion in the prior fiscal year.

Analysis of the changes in revenues and expenses of our mobile phone business segment is also presented in “Operating Results for the fiscal year ended March 31, 2014,” “Operating Results for the fiscal year ended March 31, 2013” discussed above and “Operating Trends and Prospects for the fiscal year ending March 31, 2015” in the following section.

All other businesses

Operating revenues from all other businesses increased by ¥30.4 billion or 15.6% from ¥195.0 billion in the prior fiscal year to ¥225.3 billion for the fiscal year ended March 31, 2014, which represented 5.1% of total operating revenues. Operating expenses from all other businesses increased by ¥15.5 billion or 6.8% from ¥226.1 billion in the prior fiscal year to ¥241.6 billion. The increase in operating revenues was driven primarily by consolidating full-year operating revenues from consolidated subsidiaries including Tower Records Japan Inc. acquired in July, 2012 and the increase in operating expenses was also due mainly to full-year impact of the acquisitions of our subsidiaries in the prior fiscal year, for the year ended March 31, 2014. Consequently, operating loss from all other businesses for the fiscal year ended March 31, 2014 decreased to ¥16.3 billion by ¥14.9 billion or 47.8% from ¥31.1 billion in the prior fiscal year.

Operating revenues from all other businesses increased by ¥65.5 billion or 50.6% from ¥129.4 billion in the prior fiscal year to ¥195.0 billion for the fiscal year ended March 31, 2013, which represented 4.4% of total operating revenues. Operating expenses from all other businesses increased by ¥84.8 billion or 60.0% from ¥141.3 billion in the prior fiscal year to ¥226.1 billion. The increase in operating revenues was mainly driven by the newly acquired subsidiaries including Tower Records Japan Inc. in July 2012 and consolidating full-year operating expenses of Radishbo-ya Co., Ltd acquired in March 2012. The increase in operating expenses was also mainly due to operating expenses of those newly acquired consolidated subsidiaries and full-year impact of the acquisition of our subsidiaries in the prior fiscal year. Consequently, operating loss from all other businesses for the fiscal year ended March 31, 2013 increased to ¥31.1 billion from ¥11.9 billion in the prior fiscal year.

Operating Trends and Prospects for the fiscal year ending March 31, 2015

This section describes our operating trends from the perspectives of revenues and expenses as well as the prospects for the fiscal year ending March 31, 2015.

Operating Revenues

(1) Mobile Communications Services

Mobile communications services revenues consist of voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges billed by connection time. Packet communications revenues are derived from a combination of basic monthly charges for service and additional usage charges billed by volume of data. Mobile communications services revenues are impacted by the changes in the total number of subscriptions, users’ usage behavior, pricing measures such as the discounts offered to customers and other factors.

Toward the goal of increasing the number of subscriptions, it is important to acquire a new subscription and retain existing customers. Although it is difficult to expect a significant increase in the number of new subscriptions given the rise in cellular penetration rate, the demand for new types of communication devices and services, e.g., smartphones, tablet devices, Wi-Fi routers and embedded communication modules, has been increasing. Demand for higher transmission speeds has also been mounting in line with the expansion of data usage resulting from the proliferation of smartphones. Responding to these new demands in the market, we have worked to promote the sales of smartphones and expand the Xi network, with the aim of expanding the user base of our Xi LTE service. As a result, the total number of Xi LTE service subscriptions as of March 31, 2014 increased by 89.9% compared to the number for the prior fiscal year.

Our subscription churn rate is an important performance indicator for us to achieve our important goal of curbing contract terminations and retaining our current subscriptions. The churn has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our income by decreasing the average amount of revenues we are able to collect from each subscriber or by increasing our expenses. For the fiscal year ended March 31, 2014, we maintained our churn rate at a relatively low level of 0.87%, although it recorded an increase compared to 0.82% for the fiscal year ended March 31, 2013, and 0.60% for the fiscal year ended March 31, 2012. Going forward, we will employ measures aimed at lowering the churn rate by differentiating ourselves from our competitors, e.g., offering greater privileges to long-term users leveraging the introduction of a new billing plan, expanding our network and enriching our services.

In the fiscal year ended March 31, 2014, toward the goal of acquiring and retaining subscriptions, we strived to boost our comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels.” As a result of these initiatives, the total number of our subscriptions as of March 31, 2014 grew by 2.6% compared to the level for the prior fiscal year. We believe the total number of our subscriptions will continue to increase during the fiscal year ending March 31, 2015 as we strive to cultivate new market demands and take proactive measures to promote the sales of smartphones and expand Xi network, aimed at expanding the user base of Xi LTE service.

The mobile communications services revenues recorded a year-on-year decline in the fiscal year ended March 31, 2014 due to the significant impact of the “Monthly Support” discount program. “Monthly Support” is a discount program that we introduced in 2011 to provide customers purchasing a smartphone, tablet or other product under certain subscription conditions with prescribed amount of discounts, which vary by each model, on their monthly phone bill for up to 24 months. Because most of the customers purchasing a smartphone or tablet, etc., have opted to use “Monthly Support” discounts, the total number of “Monthly Support” discounts subscriptions has been growing in line with the spread of smartphones and other applicable devices. This has been one of the principal factors driving the decline in mobile communications revenues in recent years, and this trend will likely continue during the fiscal year ending March 31, 2015.

Voice revenues of the mobile communications services revenues recorded a year-on-year decrease of 16.4% during the fiscal year ended March 31, 2014, after declining by 17.3% in the previous fiscal year. The primary reasons behind the drop in voice revenues included the increase in discounts resulting from the expanded uptake of “Monthly Support” discount program, an increase in the number of customers switching to billing plans with lower basic monthly charges, a decrease in billable MOU and the impact of reduced interconnection revenues. The downtrend of voice revenues is likely to continue in the fiscal year ending March 31, 2015.

Packet communications revenues of the mobile communications services revenues for the fiscal year ended March 31, 2014 decreased by 0.2% from the previous fiscal year due to the expanded negative impact caused by the widespread adoption of the “Monthly Support” discount program despite the growth in packet usage resulting from the growth of Xi LTE subscriptions and increase of smartphone/data plan users achieved through our active promotion of smartphones and other devices. On the other hand, packet communications revenues per smartphone user is high and the number of users of data dedicated equipment such as tablet devices continue to grow. Our packet revenues have expanded in line with the growth in the uptake of smartphones and tablet devices. We believe our packet communications revenues will increase as a result of our active endeavors to expand the user base of Xi LTE service and aggressive sales promotion of smartphones. The contribution of packet communications revenues to our mobile communications services revenues has increased every year and accounted for 64.0% of mobile communications services revenues for the fiscal year ended March 31, 2014, as compared to 59.8% and 53.6% for the years ended March 31, 2013 and 2012, respectively.

We use the average monthly revenue per unit or ARPU as a performance indicator to measure average monthly revenues per subscription and ARPU consists of Voice ARPU, Packet ARPU and Smart ARPU. We believe that our ARPU figures calculated in this way provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. The drop of Voice ARPU has accelerated in recent years due mainly to the impact from the expanded uptake of the aforementioned discount programs as well as the impact from the increase of data-only service subscriptions that do not accompany voice communication services.

(2) Equipment Sales Revenues

We purchase handsets compatible with our mobile communications services from handset manufacturers, and then sell those handsets mainly to agent resellers for sale to our subscribers.

When a subscriber purchases a handset from agent resellers, the option to pay in installments is made available to the subscriber. If a subscriber chooses to pay in installments, under the agreement entered into among the subscriber, the agent resellers and us, we provide funds by paying for the purchased handset to the agent resellers and include the installment charge for the purchased handset in the monthly bill for network usage for the installment payment term. This agreement is separate from the mobile communications service contract entered into between the subscriber and us, or the equipment sales contract concluded between the agent reseller and subscriber. Because the revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, cash collection of the installments receivable for the purchased handset from subscribers does not have an impact on any of our revenues, including equipment sales revenues.

We account for a portion of the sales commissions that we pay to agent resellers and incentives offered to subscribers as a reduction in equipment sales revenues. As a result, we experienced a period where the cost of equipment sold continuously exceeded equipment sales revenues. However, because of a rise in sales price per unit to resellers and the increase in the number of smartphones sold, equipment sales revenues exceeded the cost of equipment sold for the fiscal year ended March 31, 2014. Revenues from equipment sales for the fiscal year ended March 31, 2014 increased by 15.0% compared to the prior fiscal year due mainly to the increase in the number of smartphones sold and a rise in the per-unit sales as a result of commencement of sales of the popular “iPhone” in September 2013 (in addition to Android Smartphones that we have dealt in so far) and the launch of “dmarket” and various other DOCOMO-proprietary services on the iPhone in an attempt to allow our users to utilize these services. We expect this growth trend will continue in the fiscal year ending March 31, 2015 as we project further increase in the total smartphone sales.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section.

(3) Other Operating Revenues

The primary items comprising other operating revenues include sales revenues of consolidated subsidiaries, revenues from mobile phone protection-related services, revenues derived from “dmarket” and credit services business revenues.

Sales revenues of consolidated subsidiaries include the revenues from home shopping service and other services provided through our consolidated subsidiaries. We set a goal to expand our revenues by addressing new business fields and worked toward their expansion through investments in subsidiaries and alliances. During the fiscal year ended March 31, 2014, we newly added Nihon Ultmarc, Inc., which operates Japan’s largest medical database business, ABC HOLDINGS CO., Ltd., which offers cooking lessons and sells kitchen items, MCV Guam Holding Corp., the largest cable televisions and internet service provider in Guam and the Commonwealth of the Northern Mariana Islands and fine trade gmbh in Austria, which provides e-commerce trading solution with payment options to our list of wholly owned subsidiaries.

Mobile phone protection service is a service that covers handset issues such as loss and water exposure and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call. This service is available for a monthly fee prescribed for each handset model. The revenues generated from this service have been growing in line with the increase in its subscription count. We will continually strive to expand its user base in the fiscal year ending March 31, 2015.

Furthermore, the revenues derived from “dmarket”—one of our cloud-based services launched in the fiscal year ended March 31, 2011—have also expanded over the years. “dmarket” is a marketplace that resides on a cloud infrastructure, through which we offer a rich variety of digital contents including videos, music and electronic books as well as a wide array of physical merchandise such as groceries and other daily necessaries. The marketplace comprises a number of stores, e.g., “dvideo” (distribution platform for videos, dramas, etc.), “dhits” (music distribution service), “dgame” (platform for provision of games) and “dshopping” (online shopping site handling physical goods). During the fiscal year ended March 31, 2014, we worked to offer even more compelling contents through each “dmarket” store. As a consequence, the combined subscriptions to “dvideo,” “dhits,” “danime store” and “dkids” that offer contents for a prescribed monthly subscription fee grew to 7.69 million, and revenues from “dmarket” increased significantly when compared to the previous fiscal year. The revenues provided through “dmarket” is projected to increase going forward.

We use Smart ARPU as a performance indicator as a performance indicator that is specifically designed to reflect revenues from new businesses fields. Smart ARPU for the fiscal year ended March 31, 2014 grew to ¥490 from ¥420 for the fiscal year ended March 31, 2013, driven by the expansion of new business fields and we expect the amount of Smart ARPU will continue to increase going forward.

As a result of the foregoing, other operating revenues for the fiscal year ended March 31, 2014 increased by 16.5%, compared to the prior fiscal year. Other operating revenues for the fiscal year ending March 31, 2015 are projected to record year-on-year gains resulting from an increase in revenues derived from “dmarket” and an expansion of revenues from our subsidiaries, compared to the fiscal year ended March 31, 2014.

Accordingly, we expect that the operating revenues will grow in the fiscal year ending March 31, 2015.

Operating Expenses

Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries. Cost of services includes the costs for using of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our mobile communications networks, insurance costs related to mobile phone protection-related service and other service related costs of our subsidiaries. Cost of services accounted for 29.1% of our total operating expenses for the fiscal year ended March 31, 2014. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 31.8% and 19.3% of the total cost of services, respectively, for the fiscal year ended March 31, 2014. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the fiscal year ended March 31, 2014 increased by 5.6% from the prior fiscal year. This was primarily due to an increase in costs associated with the growth of sales revenues of our consolidated subsidiaries acquired in order to expand the new business fields.

Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 21.6% of our operating expenses for the fiscal year ended March 31, 2014. The cost of equipment sold for the fiscal year ended March 31, 2014 increased by 2.3% compared to the prior fiscal year, primarily due to a rise in the per-unit cost of procurement caused by the roll-out of a handset lineup comprising a wide variety of feature-rich models in response to customers’ diverse requirements and the increase in the number of smartphones sold. As we plan to expand smartphone sales aggressively, cost of equipment sold is expected to rise further for the fiscal year ending March 31, 2015.

Depreciation and Amortization Expenses

Depreciation and amortization expenses accounted for 19.7% of our operating expenses for the fiscal year ended March 31, 2014. In the prior fiscal year ended March 31, 2013, although we strived to enhance our cost efficiency by streamlining our construction works, the outlays required to significantly increase the installations of base stations to improve the coverage of Xi LTE network and to reinforce our network facilities to accommodate the growth in data traffic resulted in a 2.6% year-on-year increase in depreciation and amortization expenses for the fiscal year ended March 31, 2014. In the fiscal year ending March 31, 2015, depreciation and amortization expenses is expected to decrease slightly because we will endeavor to enhance our cost efficiency through the integration of facilities/equipment and efficiency improvement of construction works and other measures. For details concerning our capital expenditures, please refer to “Capital Expenditures” in the following section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 29.6% of our total operating expenses for the fiscal year ended March 31, 2014. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which is commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. A portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of commissions, both sales activities linked and non-sales activities linked, as selling, general and administrative expenses. The expenses incurred in relation to “docomo Points Service” customer loyalty program, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses. Our total selling, general and administrative expenses for the fiscal year ended March 31, 2014 decreased by 7.2% from the prior fiscal year as a result of a reduction in “docomo Points Service”-related expenses resulting from the changes made to offering provision for a portion of “docomo Points Service” and our cost-cutting efforts. Our selling, general and administrative expenses for the fiscal year ending March 31, 2015 are expected to decrease as a result of the introduction of a new billing structure, various structural reform programs and other initiatives. As for selling expenses, the new business expenses that are linked with the growth of revenues from “dmarket” and other new business fields are also projected to record an increase.

Operating expenses for the fiscal year ending March 31, 2015 are therefore expected to increase compared to the fiscal year ended March 31, 2014 at a pace faster than the projected growth of operating revenues.

As a result of the foregoing, we expect operating income for the fiscal year ending March 31, 2015 to record a year-on-year decrease over the fiscal year ended March 31, 2014.

Information pertaining to the market trends other than the discussion above can also be found in other sections of this chapter, “Operating and Financial Review and Prospects.”

B.    Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the fiscal year ending March 31, 2015 include cash needed to pay to the agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed for capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The wireless telecommunications industry in general is highly capital intensive because significant capital expenditures are required for the construction of the wireless telecommunications network. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installation, the nature and the area of coverage desired, the number of subscribers served in the area and the expected volume of traffic. They are also influenced by the number of base stations required in the service area, the number of radio channels in the base stations and the switching equipment required. Capital expenditures are also required for information technology and servers for internet-related services. In recent years, the usage of data communications services has expanded remarkably as a result of a steady increase in the number of Xi LTE subscriptions, a rapid surge in the use of smartphones and other factors. Accordingly, we are required to respond to the rapid growth in demand for higher transmission speeds and a surge of traffic. We intend to implement a number of measures, including coverage expansion of Xi LTE services through the launch for Quad-Band LTE services that allows us to realize large capacity transmission for comfortable access through efficient utilization of four different spectrum bands. In addition, we also implement measures for traffic control against excessive network use, and data offloading through the use of Wi-Fi and other technologies.

During the fiscal year ended March 31, 2014, we added 30,900 base stations to our Xi LTE network to improve Xi LTE service coverage, growing the cumulative number of Xi LTE base stations to 55,300. In addition, we moved ahead with the installation of “6-sector base stations” that realize capacity effectively worth six base stations with a single site in order to improve the communication quality in urban centers and other areas of high usage. With regard to speed enhancement of Xi LTE, we commenced high-speed service that offers maximum download speed of 150Mbps in Tokyo, Nagoya and Osaka metropolitan areas, while expanding the service areas of maximum 112.5Mbps download speed service to all 47 prefectures of Japan.

Total capital expenditures for the fiscal years ended March 31, 2014, 2013 and 2012 were ¥703.1 billion, ¥753.7 billion and ¥726.8 billion, respectively. Our capital expenditures for the fiscal year ended March 31, 2014 recorded a decrease of ¥50.5 billion or 6.7% compared to the prior fiscal year. This was achieved as a result of efficiency of capital investment for general purpose including internal IT system during the fiscal year ended March 31, 2014. And we had an extra capital expenditure for sophistication in our network infrastructure for the prior fiscal year and had no impact for the fiscal year ended March 31, 2014. We controlled to save our capital expenditure through integration and capacity expansion of our equipment and facilities and our ongoing efforts toward improving capital investment efficiency such as through the reduction of procurement costs and devising efficient construction processes.

For the fiscal year ended March 31, 2014, 55.2% of capital expenditures were used for construction of the Xi LTE network, 9.0% for construction of the FOMA network, 18.6% for the installation of servers and other cellular facilities and equipment and 17.2% for general capital expenditures such as an internal IT system. By comparison, in the prior fiscal year, 29.0 % of capital expenditures were used for construction of the Xi LTE network, 26.8% for construction of the FOMA network, 24.6% for the installation of servers and other cellular facilities and equipment and 19.6 % for general capital expenditures including an internal IT system.

Our total capital expenditures for the fiscal year ending March 31, 2015 are estimated to decrease to ¥690.0 billion, as a result of our ongoing efforts to improve capital investment efficiency aimed at cost reduction even as we concentrate resources on LTE rolling out an additional 40,000 LTE base stations within the fiscal year ending March 31, 2015 for the purpose of building the strongest LTE service area coverage. Of this ¥690.0 billion, approximately, 67% will be appropriated for the Xi LTE network, 3% for the FOMA network, 12% for servers and other cellular facilities and equipment and 18% for general capital expenditures such as an internal IT system.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2014, we had ¥220.9 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥241.5 billion as of the end of the prior fiscal year. We redeemed ¥70.0 billion of unsecured corporate bonds and afresh issued ¥ 50.0 billion unsecured corporate bonds in order to appropriate the decrease in cash due to the redemption during the fiscal year ended March 31, 2014. We redeemed ¥60.0 billion of unsecured corporate bonds and afresh issued ¥ 60.0 billion unsecured corporate bonds in order to appropriate the decrease in cash due to the redemption during the fiscal year ended March 31, 2013. We repaid ¥75.0 billion, ¥82.2 billion and ¥171.9 billion of long-term debt in the years ended March 31, 2014, 2013 and 2012, respectively. Of our long-term debt outstanding as of March 31, 2014, ¥0.9 billion, including the current portion, was indebtedness to financial institutions, majority of which has fixed interest rates, with a weighted average interest rate of 1.0% per annum. The term of maturities is from the fiscal year ending March 31, 2014 through 2018. As of March 31, 2014, we also had ¥220.0 billion in bonds due from the fiscal year ending March 31, 2018 to 2024 with a weighted average coupon rate of 1.2% per annum. As of March 31, 2015, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

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

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥220,000	¥—	¥—	¥170,000	¥50,000
Loans	851	248	403	200	—
Interest Payments on Long-Term Debt	13,429	2,595	5,186	4,005	1,643
Capital Leases	4,560	1,763	2,120	662	15
Operating Leases	39,284	9,306	13,402	7,818	8,758
Other Contractual Obligations	747,731	545,082	202,649	—	—

Total	¥1,025,855	¥558,994	¥223,760	¥182,685	¥60,416

*	The amount of contractual obligations which is immaterial in amount is not included in “Other Contractual Obligations” in the above table.

“Other Contractual Obligations” principally consisted of commitments to purchase property, plant and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2014, we had committed ¥45.1 billion for property, plant and equipment, ¥691.3 billion for inventories and ¥11.3 billion for other purchase commitments. The amounts of “Other Contractual Obligations” are estimates calculated based on given assumptions and do not represent our entire anticipated purchases in the future. Apart from the above purchase commitments, we purchase products and services as needed and we expect to make significant capital expenditures and/or inventories purchase on an ongoing basis for our Xi networks expansion, smartphone sales increase and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in wireless communications businesses as needed. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2014, 2013 and 2012:

	Millions of yen
	Years ended March 31
	2012	2013	2014
Net cash provided by operating activities	¥1,110,559	¥932,405	¥1,000,642
Net cash used in investing activities	(974,585)	(701,934)	(703,580)
Net cash used in financing activities	(378,616)	(260,967)	(269,793)

Net increase (decrease) in cash and cash equivalents	(243,473)	(28,404)	33,246
Cash and cash equivalents at beginning of year	765,551	522,078	493,674

Cash and cash equivalents at end of year	¥522,078	¥493,674	¥526,920

Analysis of cash flows for the fiscal year ended March 31, 2014 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2014, net cash provided by operating activities was ¥1,000.6 billion, an increase of ¥68.2 billion or 7.3% from the prior fiscal year, due mainly to an increase in cash inflows from customers in relation to the collection of installment receivables for customers’ handset purchases under the installment method, a decrease of commissions paid to resellers and a decrease of corporate tax payments.

Net cash used in investing activities was ¥703.6 billion, an increase of ¥1.6 billion or 0.2% from the prior fiscal year. This was due mainly to a decrease in cash inflows resulting from the redemption of short-term investments for cash management purpose, despite a decrease in purchases of property, plant and equipment as a result of efficient network construction, a decrease in cash outflows from purchases of short-term investments and a decrease in cash outflows resulting from purchases of long-term bailment for consumption to a related party.

Net cash used in financing activities was ¥269.8 billion, an increase of ¥8.8 billion or 3.4% from the prior fiscal year, due mainly to an increase in cash outflows resulting from repayments of short-term borrowings and dividends paid.

The balance of cash and cash equivalents was ¥526.9 billion as of March 31, 2014, an increase of ¥33.2 billion or 6.7% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥259.6 billion as of March 31, 2014, compared to ¥281.8 billion as of March 31, 2013.

Analysis of cash flows for the fiscal year ended March 31, 2013 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2013, net cash provided by operating activities was ¥932.4 billion, a decrease of ¥178.2 billion or 16.0% from the prior fiscal year, mainly because of an increase of cash outflows in relation to advance payments to agent resellers, which was partially offset by an increase of cash inflows from subscribers in relation to collections of installment receivables for subscribers’ handset purchases. This was the result of an increase in equipment sales as well as an increase of subscribers who purchase new handsets under the 12 months or 24 months installment payment scheme rather than making a lump sum payment. Net cash used in investing activities was ¥701.9 billion, a decrease of ¥272.7 billion or 28.0% from the prior fiscal year. This was due mainly to a decrease in purchases of short-term investments of more than three months for cash management purposes. Net cash used in financing activities was ¥261.0 billion, a decrease of ¥117.6 billion or 31.1% from the prior fiscal year. This was due mainly to a decrease of ¥89.7 billion in repayment of long-term debt. The balance of cash and cash equivalents was ¥493.7 billion as of March 31, 2013, a decrease of ¥28.4 billion or 5.4% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥281.8 billion as of March 31, 2013, compared to ¥381.5 billion as of March 31, 2012.

Prospect of cash flows for the fiscal year ending March 31, 2015

As for our sources of cash for the fiscal year ending March 31, 2015, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year mainly because of the projected increase in corporate tax and other payments, despite an increase in cash inflows resulting from customers in relation to the collection of installment receivables for customers’ handset purchases under the installment method. Our net cash flow used in investing activities for the fiscal year ending March 31, 2015 is expected to be approximately ¥690.0 billion. We do not include any items other than capital expenditures and other reasonably expected items in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities at this point.

C.    Research and Development

Our research and development activities include development of new products and services, research and development related to LTE, 4G mobile communications systems or LTE-Advanced and next generation mobile communications (5G) aimed at the construction of economical network and the reinforcement of our mobile business, the construction of infrastructure for the provision of new services toward the expansion of new businesses and basic research aimed for driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥102.0 billion, ¥111.3 billion and ¥108.5 billion and as research and development expenses for the years ended March 31, 2014, 2013 and 2012, respectively.

D.    Trend Information

Information pertaining to the trends other than the discussion on the below can also be found in “Operating Trends and Prospects for the fiscal year ending March 31 2015”.

Issues Facing DOCOMO and Management’s Responses to Those Issues

Under the slogan of becoming a “Partner for a Smart Life,” we have moved ahead with the initiatives aimed at improving our competitiveness in the mobile phone business and accelerating the expansion of new business fields.

In the fiscal year ended March 31, 2014, we enriched our “dmarket” portal that offers a wide variety of convenient content and pursued collaboration and alliances with external partners to provide new services in various sectors such as “healthcare” and “learning.” Also, to add momentum to these initiatives, we strived to strengthen our managerial foundation through structural reforms, stepping up cost-cutting efforts and shifting management resources to new business fields.

In the fiscal year ending March 31, 2015, we will work to enhance our comprehensive strengths by further accelerating our existing efforts primarily in the four areas of “devices (handsets),” “networks,” “services” and “billing plans and sales channels.”

As part of our actions for “devices,” we will endeavor to expand the number of smartphone users even further and promote the use of a second mobile device, e.g., a mobile phone plus a tablet, toward the goal of achieving further increase in packet revenues.

In the area of “networks,” we will concentrate resources on LTE for the purpose of building the strongest area coverage through the deployment of “Quad-Band LTE” network, rolling out an additional 40,000 LTE base stations within the fiscal year ending March 31, 2015. We plan to launch VoLTE service in the summer of 2014 to offer enhanced voice quality. Furthermore, the verification trial of LTE-Advanced is also scheduled to begin in the fiscal year ending March 31, 2015, with the aim of commencing its commercial service at an early date.

As for “services,” we will work to add more variety to “dmarket” to make the market place even more attractive, and aim to grow its subscriber base to 10 million as quickly as possible. Leveraging the relationship we have constructed with overseas carriers hitherto, we will pursue revenue expansion opportunities abroad by deploying the new services cultivated in Japan in overseas markets. With the goal of achieving ¥1 trillion in revenues from new business fields in the fiscal year ending March 31, 2016.

With respect to “billing plans and sales channels,” in June 2014, we will launch a new billing plan called “Kake-hodai & Pake-aeru,” which offers unlimited domestic voice calls for a flat monthly rate and enables users to share packet-data quota among family members and introduced a new discount for young customers up to the age of 25 and discounts according to the number of years of use. We will also brush up our sales channel including call centers and other customer interfaces that are sources of strength for DOCOMO and will endeavor to facilitate the uptake of the new billing plan.

Through these initiatives, we will strive to expand our smartphone user base, boost packet usage and lower the churn rate so as to put the mobile phone business on a new growth track, while taking the lead in service differentiation toward the expansion of our new business revenues and income.

In order to establish a growth track, we will also aim to achieve significant cost efficiency improvement by properly controlling the “Monthly Support” discounts, sales expenses, network costs and other expenditures.

Meanwhile, we will also work to reinforce our management foundation through structure reforms. In addition to the actions aimed at improving our operational efficiency and speeding up our decision-making process, we will implement a group structure reform effective July 1, 2014 to further improve customer services by creating an organization comprising a group of specialists with deep-rooted ties with the community, while shifting resources to areas (new companies and business fields) strengthened by the slimming down of branches.

Considering shareholder returns as one of the most important issues in our corporate management, we will endeavor to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

Decision to exercise option for sale of stake in TTSL

On April 25, 2014, our board of directors resolved to exercise an option for the sale of our entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL, our affiliate accounted for by the equity method, as soon as the conditions for such exercise are met.

Under the shareholders agreement (the “Agreement”), concluded by TTSL, Tata Sons Limited and us, when we entered into a business alliance with TTSL in March 2009, we shall have a right to require that our TTSL shares be acquired for 50% of the acquisition price, which amounts to 72.5 billion Indian rupees (or ¥126.2 billion*) or a fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014.

The above-mentioned right became exercisable on May 30, 2014 and we plan to exercise the above-mentioned right and expect to sell our TTSL shares in accordance with the Agreement. It is uncertain how the option will be performed, however, and we are not able to predict how events will unfold. An estimate of this financial effect cannot be made due to these uncertainties. We may recognize a gain or loss upon disposition of TTSL shares or if the transaction as described above is not carried out.

*	1 rupee = ¥1.74 as of May 31, 2014

E.    Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

Please refer to Item 5.B.

G.    Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent public accountants as well as our Audit & Supervisory Board Members. The Audit & Supervisory Board Members attend meetings of the board of directors and certain executive meetings to express their opinion and are under a statutory duty to audit the administration of our affairs by our directors and to audit our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our cellular business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2014, 2013 and 2012 were ¥718.7 billion, ¥700.2 and ¥684.8 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally set at from 8 to 16 years. The estimated useful life of our internal-use software is set up to 5 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. In the fiscal years ended March 31, 2014, 2013 and 2012, changes to the estimated useful lives of certain property, plant and equipment, internal-use software and other intangible assets did not have a material impact on our operating results or financial positions.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the fiscal years ended March 31, 2014, 2013 and 2012, we recognized impairment loss for a certain long-lived assets, of which the impact of the impairment on our financial results was insignificant.

Impairment of goodwill and unamortizable intangible assets

The majority of our goodwill was recognized when we purchased all the remaining non-controlling interests in our eight regional subsidiaries through share exchanges and made those subsidiaries wholly owned in November 2002. In addition, we have acquired majority equity stakes in a number of companies in recent years for the purpose of expanding into new business fields, and the recognition of these majority investments resulted in an increase of goodwill. Consequently, the carrying amount of goodwill as of March 31, 2014 was ¥262.5 billion. The carrying amount of indefinite intangible assets as of March 31, 2014 was ¥13.5 billion.

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

The most significant amount of recorded goodwill resides in the mobile business in Japan reporting unit, which is included in our mobile business segment. This reporting unit has recorded goodwill of ¥133.5 billion and has passed the first step of the impairment test by a substantial margin for the years ended March 31, 2014, 2013 and 2012. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant. Fair values of the reporting unit have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and our most recent views of our long term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

We did not recognize any goodwill impairment for the fiscal year ended March 31, 2014. The amount of goodwill impairment charges for the fiscal year ended March 31, 2013 was ¥7.3 billion. In the fiscal year ended March 31, 2012, because of the rapid adverse change in its business environment, we recognized a ¥6.3 billion of goodwill impairment charge for its PacketVideo Corporation reporting unit. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net income (losses) of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2014, the total carrying value of “Investments in affiliates” was ¥424.5 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥171.9 billion. Our major investee companies are Sumitomo Mitsui Card Co., Ltd., TTSL (Tata Teleservices Limited) of India and PLDT (Philippine Long Distance Telephone Company) of the Philippines and these are classified as “Investments in affiliates” as of March 31, 2014.

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes requires estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values. In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in net income (losses) of affiliates” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income. For the years ended March 31, 2014 and 2013, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates.

The amounts of impairment charges on “Investments in affiliates” for the fiscal year ended March 31, 2014 and 2013 were ¥51.3 billion and ¥25.9 billion, including TTSL respectively. In estimating the investment value of those equity method investees, we used the weighted average cost of capital of 12.6% mainly for the fiscal year ended March 31, 2014 and 11.3% to 15.9% for the fiscal year ended March 31, 2013 as a significant unobservable input.

We reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2013, our estimated future cash flows of TTSL were adjusted downward as a result of the intensifying tariff competition among mobile network operators in India and our views of our long term outlook at that time and we concluded that the recoverable amount was significantly below carrying value and that this impairment was other than temporary. Consequently, we recognized an impairment charge of ¥6.8 billion. During the fiscal year ended March 31, 2014, our estimate of future cash flows of TTSL were further revised downward as a result of the growing business risk of mobile network operators in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and we concluded that the further decline in value was other than temporary. Consequently, we recognized an additional impairment charge of ¥51.2 billion. As described in “D Trend Information” of “Operating and Financial Review and Prospects”, we plan to dispose of our entire investment in TTSL. We may recognize a gain or loss upon disposition of our TTSL shares or if the transaction as previously described above is not be carried out.

The impact of the impairment charges on our results of operations and financial position for the fiscal year ended March 31, 2012 was inconsequential.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥3.1 billion, ¥10.9 billion and ¥4.0 billion for the years ended March 31, 2014, 2013 and 2012 respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2014 and 2013 was ¥116.4 billion and ¥144.0 billion, respectively. Point program expense for the years ended March 31, 2014, 2013 and 2012 was ¥70.8 billion, ¥74.7 billion and ¥95.8 billion, respectively.

In determining the accrued liabilities for point programs, we estimate such factors as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2014, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.4 billion, if all the other factors are held constant.

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees called for contract-type corporate pension plan. We also participate in the NTT CDBP, a contributory defined benefit welfare pension plan sponsored by NTT group.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2014 and 2013, and expected long-term rates of return on plan assets for the years ended March 31, 2014 and 2013 were as follows:

	Years ended March 31
	2013	2014
Contract-type corporate pension plan
Discount rate	1.5%	1.4%
Expected long-term rate of return on plan assets	2.0%	2.0%
Actual return on plan assets	Approximately 9%	Approximately 9%
NTT CDBP
Discount rate	1.5%	1.4%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 12%	Approximately 10%

The amount of projected benefit obligations of our contract-type corporate pension plan as of March 31, 2014 and 2013 was ¥206.1 billion and ¥214.8 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2014 and 2013, based on actuarial computations which covered only DOCOMO employees’ participation, was ¥116.9 billion and ¥116.9 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our contract-type corporate pension plan and the NTT CDBP as of March 31, 2014 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Contract-type corporate pension plan
0.5% increase/decrease in discount rate	(90) / 95	3 / (3)	60 / (63)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(5) / 4	—
NTT CDBP
0.5% increase/decrease in discount rate	(110) / 121	2 / (1)	76 / (75)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(4) / 3	—

Please also refer to Note 15 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fee amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2014, 2013 and 2012, we recognized as revenues deferred activation fees of ¥16.3 billion, ¥29.6 billion and ¥14.0 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2014 and 2013, remaining unrecognized deferred activation fees were ¥72.7 billion and ¥95.1 billion, respectively.

Recently issued Accounting Standards

On May 28, 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”, which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on April 1, 2017. Early adoption is not permitted.

We are evaluating the effect that the ASU will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have it determined the effect of the standard on our ongoing financial reporting.

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

The following table sets forth our board of directors and audit & supervisory board members as of June 27, 2014 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Member of the Board of Directors:

Kaoru Kato (2) (May 20, 1951)	President and Chief Executive Officer	April 1977 July 2007	Entered NTT Public Corporation Executive Vice President, Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.	27,800	June 2016	June 2008
		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company

		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company

		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company

		June 2012	President and Chief Executive Officer of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Kazuhiro Yoshizawa (2) (Jun. 21, 1955)	Senior Executive Vice President, Chief Information Officer, Chief Information security Officer and Chief Privacy Officer/ Responsible for Technology, Device and Information strategy	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, Managing Director of Corporate Marketing Department II of the Company	16,000	June 2016	June 2011
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2012	Executive Vice President, Managing Director of Corporate Strategy & Planning Department and Responsible for Mobile Society Research Institute of the Company
		July 2013	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Managing Director of Structural Reform Office and Responsible for Mobile Society Research Institute of the Company
		June 2014	Senior Executive Vice President, Chief Information Officer, Chief Information security Officer and Chief Privacy Officer, Responsible for Technology, Device and Information strategy of the Company

Yoshikiyo Sakai (2) (Oct. 10, 1956)	Senior Executive Vice President/ Responsible for Consumer business, Marketing, Global business and Corporate	April 1980 June 2005	Entered NTT Public Corporation Managing Director of Investor Relations Department of the Company	6,400	June 2016	June 2014
		July 2008	Managing Director of Public Relations Department of the Company
		June 2009	Senior Vice President, Managing Director of Public Relations Department of the Company
		June 2012	Senior Vice President, Director of Finance and Accounting Department, Member of the Board of Directors of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)

		June 2014	Senior Executive Vice President, Responsible for Consumer business, Marketing, Global business and Corporate of the Company

Akira Terasaki (2) (Jan. 20, 1952)	Senior Executive Vice President/ Responsible for Corporate business, Improvement of business operations and CSR	April 1976 July 2008	Entered Ministry of Posts and Telecommunications Vice-Minister for Policy Coordination, Ministry of Internal Affairs and Communications	1,000	June 2016	June 2014
		July 2010	Special Advisor to the Ministry of Internal Affairs and Communications
		October 2010	Professor, Graduate School of Science and Engineering, Tokyo Institute of Technology (To the present)
		July 2011	Advisor, Nomura Research Institute, Ltd.
		June 2014	Senior Executive Vice President, Responsible for Corporate business, Improvement of business operations and CSR of the Company.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Seizo Onoe (3) (May 12, 1957)	Executive Vice President, Chief Technical Officer/ Managing Director of R&D Center	April 1982 December 2005	Entered NTT Public Corporation Managing Director of IP Radio Network Development Department and Managing Director of Radio System Development Department of the Company	15,200	June 2016	June 2012
		July 2006	Managing Director of Radio Access Network Development Department of the Company
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company

		July 2008	Senior Vice President, Managing Director of R&D Strategy Department of the Company

		June 2012	Executive Vice President, Chief Technical Officer, Managing Director of R&D Center of the Company

(Effective from July 1, 2014)

Executive Vice President, Chief Technical Officer, Managing Director of R&D Innovation Division

Hirotaka Sato (3) (Nov.18, 1958)	Executive Vice President, Chief Financial Officer/ Managing Director of Accounts and Finance Department, Responsible for Finance and Business alliance	April 1982 June 2005	Entered NTT Public Corporation Senior Director of Accounts and Finance Department of the Company	11,400	June 2016	June 2012
		July 2008	Vice President of Finance and Accounting Department of NIPPON TELEGRPH AND TELEPHONE CORPORATION (“NTT”)
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2012	Senior Vice President, Managing Director of Accounts and Finance Department of the Company
		June 2014	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department, Responsible for Finance and Business alliance of the Company

Kazuhiro Takagi (3) (Jun. 29, 1956)	Executive Vice President/ Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Responsible for Corporate sales	April 1982 May 2002	Entered NTT Public Corporation Senior Director of Procurement and Supply Department of the Company	6,800	June 2016	June 2012
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2014	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Responsible for Corporate sales

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Hiroyasu Asami (3) (Sep. 8, 1956)	Executive Vice President/ Managing Director of Corporate Strategy & Planning Department	April 1980 April 2011	Entered NTT Public Corporation Senior Vice President, Managing Director of Smart Communication Services Department of the Company	9,800	June 2016	June 2014
		June 2012	Senior Vice President, Managing Director of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Managing Director of Smart-life Business Division of the Company
		June 2014	Executive Vice President, Managing Director of Corporate Strategy & Planning Department of the Company

Shoji Suto (3) (Mar. 4, 1957)	Executive Vice President/ Responsible for Consumer sales and Branches in Kanto and Koshinetsu areas	April 1980 June 2009	Entered NTT Public Corporation Executive Vice President, Managing Director of Marketing Business Department, Member of the Board of Directors of DOCOMO Business Net Inc.	9,100	June 2016	June 2014
		July 2009	Executive Vice President, Managing Director of Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2010	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.

		June 2011	Senior Vice President, Managing Director of Shikoku Regional Office of the Company

		June 2014	Executive Vice President, Responsible for Consumer sales and Branches in Kanto and Koshinetsu areas

(Effective from July 1, 2014)

Executive Vice President, Responsible for Consumer sales

Kiyohiro Omatsuzawa (3) (Jun. 22, 1957)	Executive Vice President/ Managing director of Network Department, Responsible for Network and Preparation for 2020	April 1981 June 2006	Entered NTT Public Corporation Managing Director of Radio Access Network Engineering Department of the Company	13,000	June 2016	June 2014
		July 2009	Managing Director of Procurement and Supply Department and Member of Corporate Strategy and Planning Department of the Company
		June 2010	Senior Vice President, Managing Director of Procurement and Supply Department of the Company
		June 2012	Senior Vice President, Managing Director of Chugoku Regional Office of the Company
		June 2014	Executive Vice President, Managing director of Network Department, Responsible for Network and Preparation for 2020 of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Toshiki Nakayama (3) (Jan. 29, 1958)	Executive Vice President/ Managing Director of Smart-life Business Division and Managing Director of Smart-life Solutions Department	April 1981 June 2008	Entered NTT Public Corporation Vice President of Strategic Business Development Division of NIPPON TELEGRPH AND TELEPHONE CORPORATION (“NTT”)	4,100	June 2016	June 2014
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, Managing Director of Frontier Services Department of the Company
		July 2013	Senior Vice President, Managing Director of Smart-life Solutions Department of the Company
		January 2014	(Concurrent position) Representative Director and President of ABC HOLDINGS Co., Ltd. (To the present)

(Concurrent position) Representative Director and Senior Executive Vice President of ABC Cooking Studio Co. Ltd. (To the present)

		June 2014	Executive Vice President, Managing Director of Smart-life Business Division and Managing Director of Smart-life Solutions Department

Hajime Kii (3) (Apr. 20, 1960)	Senior Vice President/ Managing Director of Human Resources Management Department	April 1983	Entered NTT Public Corporation	4,100	June 2016	June 2014
		July 2007	General Manager of Mobility Design Business Group of the Company
		July 2008	Deputy Managing Director of Global Business Division of the Company
		June 2010	Managing Director of Global Business Division of the Company
		June 2012	Senior Vice President, Managing Director of Global Business Division of the Company
		June 2014	Senior Vice President, Managing Director of Human Resources Management Department
(Principal Concurrent Positions)
Member of the Board of Tata Teleservices Limited (India)

Makoto Tani (3) (November 2, 1961)	Senior Vice President/ Managing Director of General Affairs Department and Managing Director of Improvement Action Office	April 1984	Entered NTT Public Corporation	2,200	June 2016	June 2014
		July 2006	Senior Manager of Department V and Vice President of Business Process Reform Office, Department V of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		June 2007	Vice President of General Affairs Department of NTT
		October 2009	Vice President of President’s Office, General Affairs Department of NTT
		August 2013	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2014	Senior Vice President, Managing Director of General Affairs Department and Managing Director of Improvement Action Office

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Teruyasu Murakami (4)(7) (Oct 15, 1945)	—	April 1968	Entered Nomura Research Institute, Ltd. (“NRI”)	5,500	June 2016	June 2013
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions) Director of Research Institute for Industrial Strategy

Takashi Nakamura (4) (May 15, 1964)	—	April 1987	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	1,000	June 2016	June 2013
		January 1999	Manager of Department IV, NTT-Holding Provisional Headquarters of NTT
		October 2002	Senior Manager of Department IV of NTT
		April 2005	Senior Manager of Accounts and Finance Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”)
		July 2008	Senior Manager of Personnel Department of NTT West
		July 2011	Senior Manager of Finance and Accounting Department of NTT (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions) Senior Manager of Finance and Accounting Department of NTT

Audit & Supervisory Board Member:

Tooru Kobayashi (5) (Aug. 8, 1952)	Audit & Supervisory Board Member	April 1976	Entered NTT Public Corporation	15,900	June 2016	June 2014
		July 2008	Executive Vice President, Managing Director of Tokai Regional Office of the Company
		June 2011	Representative Director and Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co. Ltd. (“SMCC”)
		April 2012	Representative Director and Senior Executive Vice President, Member of the Board of Directors of SMCC
		June 2013	President and Chief Executive Officer, Member of the Board of Directors of DOCOMO Service, Inc.
		June 2014	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Haruo Morosawa (5)(6)(7) (Dec. 27, 1950)	Audit & Supervisory Board Member	April 1974 December 2000	Entered Board of Audit of Japan Deputy Director-General, Secretariat of General Executive Bureau, Board of Audit of Japan	7,100	June 2015	June 2011
		December 2004	Director General of 1st Bureau, Board of Audit of Japan
		April 2009	Deputy Secretary General of General Executive Bureau, Board of Audit of Japan
		April 2010	Member of the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency
		June 2011	Audit & Supervisory Board Member of the Company

Naoto Shiotsuka (5)(6) (Jul. 15, 1952)	Audit & Supervisory Board Member	April 1977	Entered NTT Public Corporation	2,700	June 2015	June 2013
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer), In charge of CSR of NTT DATA
		June 2011	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation
		June 2013	Audit & Supervisory Board Member of the Company

Toshimune Okihara (5)(6) (Aug. 29, 1954)	Audit & Supervisory Board Member	April 1979	Entered NTT Public Corporation	1,000	June 2015	June 2014
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Communications Corporation (“NTT Com”)
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division Member, Member of the Board of Directors of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Member of the Board of Directors of NTT Com
		June 2011	President and Chief Executive Officer, Member of the Board of Directors of NTT Com Technology Corporation
		June 2014	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Eiko Tsujiyama (6) (7) (Dec. 11, 1947)	Audit & Supervisory Board Member	August 1980	Assistant Professor, Humanities Department, Ibaraki University	2,200	June 2015	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor of Accounting Faculty of Business & Commerce, Waseda University (To the present)
		June 2011	Audit & Supervisory Board Member of the Company
(Principal concurrent positions)

Professor of Accounting Faculty of Business & Commerce, Waseda University
Outside Audit & Supervisory Board Member of Mitsubishi Corporation
Outside Director of ORIX Corporation
Outside Audit & Supervisory Board Member of LAWSON, INC.

Outside Audit & Supervisory Board Member of Shiseido Company, Limited

(1)	DOCOMO shares owned as of May 31, 2014
(2)	Representative director
(3)	Concurrently serves as an executive officer
(4)	Outside director as provided in Article 2, Item 15 of the Companies Act
(5)	Full-time audit & supervisory board member
(6)	Outside audit & supervisory board member as provided in Article 2, Item 16 of the Companies Act
(7)	Independent director/audit & supervisory board member under the Security Listing Regulations of the Tokyo Stock Exchange regulations

The following table shows information about our executive officers as of June 27, 2014, including their positions and responsibilities.

Name	Position	Responsibility
Kiyohito Nagata	Executive Vice President	Managing Director of Kansai Regional Office

Syohei Sakaguchi	Senior Vice President	Managing Director of Hokkaido Regional Office

Koji Aoyama	Senior Vice President	Managing Director of Tohoku Regional Office

Kei Irie	Senior Vice President	Managing Director of Tokai Regional Office

Ichiro Nishino	Senior Vice President	Managing Director of Hokuriku Regional Office

Yohji Maruyama	Senior Vice President	Managing Director of Chugoku Regional Office

Osamu Hirokado	Senior Vice President	Managing Director of Shikoku Regional Office

Kazunori Yamamoto	Senior Vice President	Managing Director of Kyusyu Regional Office

Tomohisa Ueno	Senior Vice President	General Manager, Shinjuku Branch (Effective from July 1, 2014) General Manager, Tokyo Branch

Name	Position	Responsibility
Minoru Etoh	Senior Vice President	Managing Director of R&D Strategy Department

Hiroshi Nakamura	Senior Vice President	Managing Director of Core Network Development Department

Seiji Maruyama	Senior Vice President	Managing Director of Product Department

Ken Yoshizaki	Senior Vice President	Managing Director of Financial Business Department

Hozumi Tamura	Senior Vice President	Managing Director of Smart-life Planning Department

Morikazu Takahashi	Senior Vice President	Deputy Managing Director of Corporate Marketing Division

Kouji Furukawa	Senior Vice President	Managing Director of Corporate Marketing Department I

Mitoshi Hirokane	Senior Vice President	Managing Director of Information Security Department

Kyoji Murakami	Senior Vice President	Senior Executive Vice President, docomo Healthcare, Inc. Engages in: Medical /Healthcare Business Promotion

Note:	Directors who concurrently serve as an executive officer are not included in the above list.

B.	Compensation

The aggregate compensation to the directors and audit & supervisory board members during the year ended March 31, 2014 was as follows:

Position	Total Compensation	Millions of yen				Number of Persons
		Breakdown of Compensation
		Base Salary	Stock Option	Bonus	Retirement Bonus
Director*	¥488	¥394	—	¥93	—	13
Audit & supervisory board member**	¥60	¥60	—	—	—	3
Outside Director/Audit & supervisory board member	¥71	¥71	—	—	—	5

Total	¥619	¥525	—	¥93	—	21

(Notes)

1.	Upper limits on compensation to directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Director includes 1 director who retired at the end of the 22nd ordinary general meeting of shareholders held on June 18, 2013.
3.	Audit & supervisory board member includes 1 audit & supervisory board member who retired at the end of the 22nd ordinary general meeting of shareholders held on June 18, 2013.
4.	Outside Director/Audit & supervisory board member includes 1 outside audit & supervisory board member who retired at the end of the 22nd ordinary general meeting of shareholders held on June 18, 2013.
*	Excluding Outside Director
**	Excluding Outside Audit & supervisory board member

C.	Board Practices

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

As of March 31, 2014, DOCOMO and its subsidiaries had 24,860 employees representing an increase of 970 employees since March 31, 2013. As of March 31, 2013, 2012 and 2011 we had 23,890, 23,289 and 22,954 employees, respectively. The average number of temporary employees for the year ended March 31, 2014 was 11,393.

Of our 24,860 employees on March 31, 2014, 2,551 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2014, 2,240 employees were working at overseas consolidated subsidiaries.

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

As of May 31, 2014, our directors and audit & supervisory board members owned 162,300 of our shares. Currently, all of our full-time directors and audit & supervisory board members participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2014, NTT owned 2,764,000,000 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 36.56% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B-10 “Relationship with NTT.”

There was no change in NTT’s share ownership of our total issued shares in the fiscal year ended March 31, 2012, 2013 and 2014.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2014 were as follows:

Category	Number of Shareholders	Number of Shares Held	Issued Voting Shares
Japanese financial institutions	252	345,650,695	7.92
Japanese securities companies	60	76,156,249	1.74
Other Japanese corporations	2,127	2,816,942,036	64.54
Foreign corporations and individuals	951	607,330,993	13.91
Japanese individuals, treasury shares and others	324,428	518,920,027	11.89

Total	327,818	4,365,000,000	100

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2014, 24,669,549 shares of our common stock were held in the form of 24,669,549 ADRs. According to our register of shareholders, as of March 31, 2014, there were 327,818 holders of common stock of record worldwide. As of March 31, 2014, there were 224 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 5.0% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

We have entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see Item 4.B-10 “Relationship with NTT.”

With NTT FINANCE CORPORATION (“NTT FINANCE”), we have also entered into contracts for bailments of cash for consumption and a contract regarding the transfer of receivables based on a basic contract regarding the transfer of billing claims and account receivables relating to the company’s mobile communications services, installment receivables for subscribers’ equipment purchases and others. NTT and its subsidiaries collectively own 99.9% of the voting interest in NTT FINANCE as of March 31, 2014. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B-11 “Legal Proceedings” of this annual report.

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

We expect to pay an annual dividend of ¥60 per share for the year ending March 31, 2015, which will consist of a ¥30 interim dividend and a ¥30 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2014, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 6, 2014, the closing sale price of our shares on the TSE was ¥1,719 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”). The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Index (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE (1)		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2010	1,504	1,275	987.27	778.21	11,147.62	8,084.62
2011	1,590	1,280	1,001.77	725.90	11,408.17	8,227.63
2012	1,518	1,336	879.48	703.88	10,255.15	8,135.79
2013	1,497	1,119	1,061.75	692.18	12,650.26	8,238.96
1st Quarter	1,383	1,233	863.23	692.18	10,190.35	8,238.96
2nd Quarter	1,372	1,260	781.94	703.31	9,288.53	8,328.02
3rd Quarter	1,274	1,119	861.57	710.32	10,433.63	8,488.14
4th Quarter	1,497	1,260	1,061.75	862.62	12,650.26	10,398.61
2014	1,756	1,358	1,308.08	971.33	16,320.22	11,805.78
1st Quarter	1,666	1,358	1,289.77	971.33	15,942.60	11,805.78
2nd Quarter	1,670	1,473	1,232.02	1,103.94	14,953.29	13,188.14
3rd Quarter	1,730	1,506	1,302.87	1,138.75	16,320.22	13,748.94
4th Quarter	1,756	1,530	1,308.08	1,139.27	16,164.01	13,995.86

Calendar Year 2013
December	1,730	1,608	1,302.87	1,222.20	16,320.22	15,112.54

Calendar Year 2014
January	1,756	1,631	1,308.08	1,211.22	16,164.01	14,764.57
February	1,706	1,530	1,234.54	1,139.27	15,094.54	13,995.86
March	1,697	1,540	1,241.88	1,145.90	15,312.60	14,203.21
April	1,652	1,515	1,223.26	1,121.50	15,164.39	13,885.11
May	1,698	1,608	1,205.60	1,143.63	14,744.16	13,964.43
June (through June 6, 2014)	1,739	1,692	1,238.89	1,210.82	15,144.34	14,777.51

(1)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, figures provided for “TSE” are adjusted accordingly.

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 6, 2014, the closing sale price of American Depositary Shares on the NYSE was $16.84 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2010	16.49	13.11
2011	19.23	14.47
2012	19.55	16.56
2013	17.49	13.81
1st Quarter	17.15	15.49
2nd Quarter	17.49	16.16
3rd Quarter	16.36	13.81
4th Quarter	15.80	14.40
2014	16.74	14.58
1st Quarter	16.58	14.58
2nd Quarter	16.74	14.95
3rd Quarter	16.51	15.64
4th Quarter	16.86	15.12

Calendar Year 2013
December	16.51	15.88

Calendar Year 2014
January	16.86	15.87
February	16.68	15.12
March	16.51	15.14
April	16.12	15.02
May	16.76	15.88
June (through June 6, 2014)	16.93	16.61

In addition, we delisted from the London Stock Exchange (listed in March 2002) in March 10, 2014.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

At present, our authorized share capital is 17,460,000,000 shares with no par value of which 4,365,000,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

Effective from October 1, 2013, the unit share system has been introduced pursuant to the amendments to our articles of incorporation that were approved by a resolution of the board of directors of April 26, 2013 and 100 shares constitute one unit of shares. Under the unit share system, shareholders have, at general meetings of shareholders, one vote for each unit of shares held by them, and shares constituting less than a full unit carry no voting rights. Our articles of incorporation provide that holders of shares constituting less than a full unit do not have shareholder rights, except for those specified in the Companies Act or an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in the case of a consolidation or split of shares, share exchange (kabushiki-kokan), share transfer (kabushiki-iten), or merger and (iii) to be allotted rights to subscribe for new shares and stock acquisition rights for free when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request that we purchase such shares constituting less than a full unit at their market price in accordance with our share handling regulations. In addition, holders of shares constituting less than a full unit may require that we sell them such number of shares, that, when combined with the number of shares already held by such holder, constitute a whole unit of shares; provided that we be obliged to comply with such request only when there is a sufficient number of treasury shares to accommodate such request. As prescribed in the share handling regulations, such requests must be made through an account management institution and JASDEC pursuant to the rules set by JASDEC without going through the notification procedure required for the exercise of shareholders’ rights to which shareholders are entitled regardless of record dates. The board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution adopted at the general meeting of shareholders.

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

Generally, a holder of our shares is entitled to one vote for each one unit of shares (100 shares). Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders or that in the case of a shareholder being a government or a juridical person, its proxy may be its employee. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights in writing or by electronic means. The Companies Act and our Articles of Incorporation provide that the quorum for appointment of directors and audit & supervisory board members shall not be less than one-third of the total number of the voting rights represented at the meeting. Our Articles of Incorporation provide that shares may not be voted cumulatively for the appointment of directors.

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

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADSs, please see Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013.

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2014, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

The current ADS/share ratio is one ADS per each share of common stock.

For further information regarding our American Depositary Receipt program, please refer to Exhibit 1 of the Registration Statement on Form F-6 (File No.333-134940) filed on September 16, 2013.

*	We changed the ratio of ADS to underlying shares in accordance with the stock split effectuated on October 1, 2013, where each of our common shares were split at a ratio of 1:100 as of the effective date.

•	Reporting of Substantial Shareholdings

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

On June 6, 2014, the closing price of our shares on the Tokyo Stock Exchange was ¥1,719 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000, or fall to between ¥1,000 and ¥1,500.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,500	¥300
Over	1,500	Less than	2,000	400
Over	2,000	Less than	3,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.	Material Contracts

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

2. Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates of 15% applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. For a U.S. holder who is subject to the highest income tax rate, 20% is the applicable tax rate instead of the preferential rates of 15%. Dividends paid by us with respect to our shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. In general, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs and the shares or ADSs you held at the time of the distribution based on their relative fair market values on the date of the distribution.

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

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20.42% (up to December 31, 2037, which rate of Japanese withholding tax includes the Special Reconstruction Income Tax, which is described below) and will be 20% after December 31, 2037. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 7.147% for dividends to be due and payable on or before December 31, 2013, (ii) 15.315% for dividends to be due and payable on or before December 31, 2037, and (iii) 15% for dividends to be due and payable thereafter. This tax reduction is not available for a non-resident individual who holds 3% or more of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) up to December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the withholding tax rate is provided not to exceed the prescribed rate, which is generally 15% or 10%, for portfolio investors. 15% is applied under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10% is applied under the income tax treaties with Australia, France, Hong Kong, Kuwait, The Netherlands, Portugal, Saudi Arabia, Switzerland, the United Kingdom and the United States. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaties between Japan and the United Kingdom, The Netherland, and Switzerland, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide the application. In this regard, a certain simplified special filing procedure is available for non-resident holders of listed shares to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends to be due and payable on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of Dividends in 8 months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

We were not a counterparty to any interest rate swap arrangements designated as instruments hedging the changes in fair value as of March 31, 2013 and 2014 and did not enter into any interest rate swaps designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2013 and 2014.

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/14
		Year ending March 31,
		2015	2016	2017	2018	2019	Thereafter	Total
DEBT
Corporate bonds Japanese Yen Bonds	1.2%	—	—	—	¥60,000	¥110,000	¥50,000	¥220,000	¥228,199
Borrowings from banks and others
Japanese Yen Loans	0.9%	233	203	200	200	—	—	836	839
Euro Loans	7.5%	15	—	—	—	—	—	15	15
Long term debt, including current portion Total		¥248	¥203	¥200	¥60,200	¥110,000	¥50,000	¥220,851	¥229,053

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2014, the foreign exchange forward contracts outstanding totaled ¥474 million, with an unrealized loss of ¥2 million. As of March 31, 2014, the foreign currency option contracts outstanding totaled ¥85,338 million, with an unrealized gain of ¥272 million.

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

	Millions of yen
	March 31, 2014
	Carrying Amount	Fair Value
Equity securities available-for-sale	¥158,770	¥158,770
Debt securities available-for-sale	5	5

Total	¥158,775	¥158,775

Concentrations of credit risk

As of March 31, 2014, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥248,732 million, and the amount of receivables held for sale was ¥983,644 million. For information regarding our transactions with NTT FINANCE, see Note 13 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $42,000 for the calendar year 2013. Furthermore, from April 1, 2013 to March 31, 2014, the Bank of New York Mellon has waived a total of $132,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2014 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2014 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014 by using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2014 was effective.

Our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2014, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit & supervisory board has resolved to elect Ms. Eiko Tsujiyama as “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside audit & supervisory board member under the Companies Act and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 27, 2014, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2013 and 2014.

	Millions of yen
	Year ended March 31,
	2013	2014
Audit fees (1)	¥1,028	¥1,072
Audit-related fees (2)	2	4
Tax-related fees (3)	34	39
All other fees (4)	23	16

Total	¥1,087	¥1,131

(1)	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
(3)	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
(4)	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs (1) through (3), such as providing guidance and counsel on International Financial Reporting Standards.

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

There were no purchases of our equity securities by NTT DOCOMO and its affiliated purchasers for the fiscal year ended March 31, 2014.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

Under the Companies Act, Japanese joint stock corporations (kabushiki kaisha) above a certain size whose shares are transferable without the approval of such corporations, including the Company, may elect to structure their corporate governance system to be either that of a company with an audit & supervisory board (kansayakukai secchikaisha) or that of a company with committees (iinkai secchikaisha). The Company is currently a company with an audit & supervisory board.

As a company with an audit & supervisory board, the Company is not required under the Companies Act to have any outside directors on its board of directors. The tasks of auditing the performance of its directors and auditing the Company’s financial statements are assigned to the Company’s audit & supervisory board members, who are separate from the Company’s directors. Under the Companies Act, at least one half of a company’s audit & supervisory board members are required to be “outside” audit & supervisory board members who must meet certain requirements. An “outside” audit & supervisory board member is defined as an audit & supervisory board member who has never served as an audit & supervisory board member, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries.

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least 1 “independent” director/audit & supervisory board member. An “independent” director/audit & supervisory board member is defined as an outside director/audit & supervisory board member who is unlikely to have conflicts of interest with general investors. As of June 2014, we have appointed 1 outside director and 2 outside audit & supervisory board members as “independent” director/audit & supervisory board members.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation)
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation)
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)
8.1	List of Significant Subsidiaries (See “Business Overview” in Item 4.B of this Form 20-F)
11.1	Code of Ethics (English translation)*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

Google, Android, Google Play, Google Apps for Business, Google Apps for Education, Google Apps are trademarks or registered trademarks of Google Inc.

Wi-Fi is a registered trademark of the Wi-Fi Alliance.

Xperia is a trademark or registered trademark of Sony Mobile Communications AB.

TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD.

TM and © 2014 Apple Inc. All rights reserved. iPad is a trademarks of Apple Inc., registered in the U.S. and other countries.

NOTTV is a registered trademark of mmbi, Inc.

FeliCa is a registered trademark of Sony Corporation.

All other trademarks are the property of their respective owners.

NTT DOCOMO, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 27, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 27, 2014

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013 and 2014

	Millions of yen
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥526,920
Short-term investments
Third parties	31,762	19,561
Related parties	10,000	—
Accounts receivable
Third parties	251,109	276,409
Related parties	9,233	5,100
Receivables held for sale	638,149	787,459
Credit card receivables	194,607	220,979
Other receivables
Third parties	32,151	34,127
Related parties	257,698	281,835

Total accounts receivable, receivables held for sale, credit card receivables and other receivables	1,382,947	1,605,909
Less: Allowance for doubtful accounts	(16,843)	(15,078)

Total accounts receivable, receivables held for sale, credit card receivables and other receivables, net	1,366,104	1,590,831
Inventories	180,736	232,126
Deferred tax assets	70,784	61,592
Prepaid expenses and other current assets
Third parties	74,577	86,991
Related parties	8,865	8,741

Total current assets	2,236,502	2,526,762

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,975,826
Buildings and structures	882,165	897,759
Tools, furniture and fixtures	532,506	553,497
Land	200,382	201,121
Construction in progress	127,592	158,173

Sub-total	6,894,331	6,786,376
Accumulated depreciation and amortization	(4,334,047)	(4,228,610)

Total property, plant and equipment, net	2,560,284	2,557,766

Non-current investments and other assets:
Investments in affiliates	474,502	424,531
Marketable securities and other investments	155,923	171,875
Intangible assets, net	691,651	665,960
Goodwill	217,640	262,462
Other assets
Third parties	302,533	369,593
Related parties	257,606	259,581
Deferred tax assets	273,084	269,500

Total non-current investments and other assets	2,372,939	2,423,502

Total assets	¥7,169,725	¥7,508,030

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2013 and 2014

	Millions of yen
	2013	2014
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥248
Short-term borrowings
Third parties	6,801	9,495
Related parties	5,506	—
Accounts payable, trade
Third parties	565,142	643,822
Related parties	140,582	154,493
Accrued payroll	55,961	54,294
Accrued interest	713	346
Accrued income taxes	135,418	175,683
Other current liabilities
Third parties	142,346	159,720
Related parties	7,954	7,885

Total current liabilities	1,130,860	1,205,986

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	220,603
Accrued liabilities for point programs	140,855	113,001
Liability for employees’ retirement benefits	171,221	160,666
Other long-term liabilities
Third parties	143,267	112,558
Related parties	1,935	1,703

Total long-term liabilities	628,300	608,531

Total liabilities	1,759,160	1,814,517

Redeemable noncontrolling interests	—	14,869

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
17,460,000,000 shares as of March 31, 2013 and 2014
Issued shares
4,365,000,000 shares as of March 31, 2013 and 2014
Outstanding shares
4,146,760,100 shares as of March 31, 2013 and 2014	949,680	949,680
Additional paid-in capital	732,609	732,875
Retained earnings	4,112,466	4,328,389
Accumulated other comprehensive income (loss)	(49,112)	9,590
Treasury stock
218,239,900 shares as of March 31, 2013 and 2014	(377,168)	(377,168)

Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,643,366
Noncontrolling interests	42,090	35,278

Total equity	5,410,565	5,678,644

Commitments and contingencies
Total liabilities and equity	¥7,169,725	¥7,508,030

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2012, 2013 and 2014

	Millions of yen
	2012	2013	2014
Operating revenues:
Mobile communications services
Third parties	¥3,302,545	¥3,147,531	¥2,934,655
Related parties	23,948	20,947	21,133
Equipment sales
Third parties	496,556	754,521	870,597
Related parties	2,333	3,572	1,403
Other operating revenues
Third parties	396,034	508,452	591,130
Related parties	18,587	35,099	42,285

Total operating revenues	4,240,003	4,470,122	4,461,203

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	673,383	782,352	805,685
Related parties	220,560	221,145	253,934
Cost of equipment sold (exclusive of items shown separately below)	695,008	767,536	785,209
Depreciation and amortization	684,783	700,206	718,694
Selling, general and administrative
Third parties	965,816	940,002	879,323
Related parties	125,993	221,701	199,159

Total operating expenses	3,365,543	3,632,942	3,642,004

Operating income	874,460	837,180	819,199

Other income (expense):
Interest expense	(2,774)	(1,786)	(1,211)
Interest income	1,376	1,587	1,680
Other, net	3,896	(3,639)	13,381

Total other income (expense)	2,498	(3,838)	13,850

Income before income taxes and equity in net income (losses) of affiliates	876,958	833,342	833,049
Income taxes:
Current	339,622	305,026	319,683
Deferred	52,176	18,033	(11,704)

Total income taxes	391,798	323,059	307,979

Income before equity in net income (losses) of affiliates	485,160	510,283	525,070
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(24,208)	(29,570)	(69,117)

Net income	460,952	480,713	455,953

Less: Net (income) loss attributable to noncontrolling interests	2,960	10,313	8,776

Net income attributable to NTT DOCOMO, INC.	¥463,912	¥491,026	¥464,729

Per share data:
Weighted average common shares outstanding—Basic and Diluted	4,146,760,100	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥111.87	¥118.41	¥112.07

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2012, 2013 and 2014

	Millions of yen
	2012	2013	2014
Net income	¥460,952	¥480,713	¥455,953
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	1,901	20,680	8,751
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	1,994	6,109	(84)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(2)	31	(76)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	—	59
Foreign currency translation adjustment, net of applicable taxes	(32,082)	34,041	31,653
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	3,084	155	6,010
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(2,746)	(5,895)	11,929
Prior service cost arising during period, net	(72)	—	3,361
Less: Amortization of prior service cost	(1,347)	(1,458)	(1,457)
Less: Curtailment gain	—	—	(3,294)
Less: Amortization of actuarial gains and losses	1,606	1,805	1,963
Less: Amortization of transition obligation	76	80	80

Total other comprehensive income (loss)	(27,588)	55,548	58,895

Comprehensive income	433,364	536,261	514,848

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,974	10,182	8,583

Comprehensive income attributable to NTT DOCOMO, INC.	¥436,338	¥546,443	¥523,431

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2012, 2013 and 2014

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance as of March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

Cash dividends declared (¥54 per share)			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Acquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Net income			463,912			463,912	(2,960)	460,952
Other comprehensive income (loss)				(27,574)		(27,574)	(14)	(27,588)

Balance as of March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

Cash dividends declared (¥58 per share)			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Net income			491,026			491,026	(10,313)	480,713
Other comprehensive income (loss)				55,417		55,417	131	55,548

Balance as of March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565

Cash dividends declared (¥60 per share)			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2012, 2013 and 2014

	Millions of yen
	2012	2013	2014
Cash flows from operating activities:
Net income	¥460,952	¥480,713	¥455,953
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	684,783	700,206	718,694
Deferred taxes	52,176	18,033	(11,704)
Loss on sale or disposal of property, plant and equipment	24,055	31,878	34,303
Impairment loss on marketable securities and other investments	4,030	10,928	3,055
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	24,208	29,570	69,117
Dividends from affiliates	12,052	15,899	17,415
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(198,538)	706,742	(9,269)
(Increase) / decrease in receivables held for sale	—	(638,149)	(149,310)
(Increase) / decrease in credit card receivables	(14,584)	(8,646)	(13,849)
(Increase) / decrease in other receivables	2,359	(229,252)	(21,875)
Increase / (decrease) in allowance for doubtful accounts	5,388	(7,024)	(2,815)
(Increase) / decrease in inventories	245	(22,375)	(50,849)
(Increase) / decrease in prepaid expenses and other current assets	(2,021)	(12,564)	(7,661)
(Increase) / decrease in non-current installment receivable for handsets	(12,809)	88,075	—
(Increase) / decrease in non-current receivables held for sale	—	(149,972)	(53,276)
Increase / (decrease) in accounts payable, trade	94,747	(39,377)	65,083
Increase / (decrease) in accrued income taxes	(11,751)	(15,844)	39,691
Increase / (decrease) in other current liabilities	7,361	10,805	(40,422)
Increase / (decrease) in accrued liabilities for point programs	(26,451)	(32,281)	(27,854)
Increase / (decrease) in liability for employees’ retirement benefits	7,095	9,539	(10,732)
Increase / (decrease) in other long-term liabilities	(12,296)	(34,215)	(32,977)
Other, net	9,558	19,716	29,924

Net cash provided by operating activities	1,110,559	932,405	1,000,642

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,416)	(535,999)	(498,668)
Purchases of intangible and other assets	(237,070)	(242,918)	(213,508)
Purchases of non-current investments	(35,582)	(7,444)	(16,186)
Proceeds from sale of non-current investments	2,540	1,731	5,235
Acquisitions of subsidiaries, net of cash acquired	(3,624)	(17,886)	(19,213)
Purchases of short-term investments	(1,164,203)	(665,223)	(39,084)
Redemption of short-term investments	1,023,698	915,105	68,937
Long-term bailment for consumption to a related party	—	(240,000)	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	—	10,000
Short-term bailment for consumption to a related party	(80,000)	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000	70,000
Other, net	72	700	(1,093)

Net cash used in investing activities	(974,585)	(701,934)	(703,580)

Cash flows from financing activities:
Proceeds from long-term debt	—	60,000	50,000
Repayment of long-term debt	(171,879)	(82,181)	(74,989)
Proceeds from short-term borrowings	4,991	20,750	13,740
Repayment of short-term borrowings	(4,467)	(15,599)	(26,132)
Principal payments under capital lease obligations	(4,380)	(2,801)	(2,128)
Dividends paid	(223,865)	(240,388)	(248,814)
Contributions from noncontrolling interests	21,333	2,349	193
Other, net	(349)	(3,097)	18,337

Net cash provided by (used in) financing activities	(378,616)	(260,967)	(269,793)

Effect of exchange rate changes on cash and cash equivalents	(831)	2,092	5,977

Net increase (decrease) in cash and cash equivalents	(243,473)	(28,404)	33,246
Cash and cash equivalents at beginning of year	765,551	522,078	493,674

Cash and cash equivalents at end of year	¥522,078	¥493,674	¥526,920

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥251	¥1,017	¥886
Cash paid during the year for:
Interest, net of amount capitalized	2,922	1,840	1,578
Income taxes	351,964	321,453	280,434
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,036	1,931	1,513

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 35.65% of which is owned by the Japanese government, owns 63.32% of NTT DOCOMO, INC.’s issued stock and 66.65% of NTT DOCOMO, INC.’s voting stock outstanding as of March 31, 2014.

DOCOMO mainly provides its subscribers with mobile communications services such as Xi LTE services and FOMA services. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standards

Reporting of amounts reclassified out of accumulated other comprehensive income—

Effective April 1, 2013, DOCOMO adopted Accounting Standards Update (“ASU”) 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”) in February 2013.

ASU2013-02 requires an entity to present disclose separately for each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income and disclose the effect of reclassifications out of accumulated other comprehensive income on net income respective line items only for those items that are reported in their entirety in net income. For other items that are not reclassified in their entirety into net income, an entity is required to cross-reference to the note that provides additional information about the effect of the reclassification.

The adoption of ASU2013-02 does not have any impact on DOCOMO’s results of operations and financial position. See “Accumulated other comprehensive income (loss)” in Note 10 “Equity” for related disclosure.

(b) Recently issued Accounting Standards

Revenue from Contracts with Customers—

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for DOCOMO on April 1, 2017. Early adoption is not permitted.

DOCOMO is evaluating the effect that the ASU will have on DOCOMO’s consolidated financial statements and related disclosures. DOCOMO has not yet selected a transition method nor has it determined the effect of the standard on DOCOMO’s ongoing financial reporting.

(c) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of NTT DOCOMO, INC. and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and accordingly determines whether DOCOMO should consolidate the entity. For the fiscal years ended March 31, 2012, 2013 and 2014, DOCOMO had no variable interest entities to be consolidated or disclosed.

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

Receivables held for sale are measured at the lower of cost or fair value and the amount by which cost exceeds fair value was ¥9,079 million and ¥7,064 million for the fiscal years ended March 31, 2013 and 2014, respectively, and was recorded as a valuation allowance in “Allowance for doubtful accounts” and “Other assets” in the consolidated balance sheets.

In addition, the aggregated amount of losses on sales of “receivables for mobile communications services” and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥65,280 million and ¥64,789 million for the fiscal years ended March 31, 2013 and 2014, respectively, and was recorded as “Selling, general and administrative” expenses in the consolidated statements of income. The fair value of receivables held for sale is measured based on the estimated future discounted cash flows.

Allowance for doubtful accounts—

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless telecommunications business, DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2012, 2013 and 2014 resulting in losses totaling ¥14,651 million, ¥12,662 million and ¥4,415 million, respectively, which were included in “Cost of equipment sold” in the consolidated statements of income.

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

Depreciation and amortization expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥460,295 million, ¥477,311 million and ¥480,836 million, respectively.

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

DOCOMO did not hold or transact any trading securities during the fiscal years ended March 31, 2012, 2013 and 2014.

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

The most significant amount of recorded goodwill resides in the mobile business in Japan reporting unit, which is included in DOCOMO’s mobile business segment. This reporting unit has recorded goodwill of ¥133,505 million and has passed the first step of the impairment test by a substantial margin for the fiscal years ended March 31, 2012, 2013 and 2014. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and DOCOMO’s most recent views of the long term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

For the goodwill impairment losses recorded during the fiscal years ended March 31, 2012, 2013 and 2014, see Note 7 “Goodwill and other intangible assets.”

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

Hedging activities—

DOCOMO uses derivative instruments, including interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts, and other financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DOCOMO does not hold or issue derivative instruments for trading purposes. These financial instruments are effective in meeting the risk reduction objectives of DOCOMO by generating either transaction gains or losses which offset transaction gains or losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

All derivative instruments are recorded in the consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DOCOMO would receive or pay to terminate the contracts at each fiscal year end. For derivative instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities that are also recognized in earnings of the period. For derivative instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in “Accumulated other comprehensive income (loss)” and reclassified into earnings when the relevant hedged transaction is realized. For derivative instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Actuarial losses (gains) in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and prior service cost due to the changes of benefit plans, both of which are included in “Accumulated other comprehensive income (loss),” are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

Redeemable noncontrolling interests—

A portion of noncontrolling interests of a subsidiary can be put to DOCOMO upon certain events. As redemption of the noncontrolling interests is not solely in the control of DOCOMO, it is considered as “Redeemable noncontrolling interests” and presented in between Liabilities and Equity in the consolidated balance sheets.

As of March 31, 2014, DOCOMO believes that subsequent adjustment of the presented amount of redeemable noncontrolling interests is unnecessary because they are not currently redeemable and it is not probable that they will become redeemable. DOCOMO will reassess the probability each fiscal year.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Equipment sales are recognized as revenues when equipment is accepted mainly by agent resellers, and all inventory risk is transferred mainly to agent resellers from DOCOMO. Certain commissions paid to agent resellers and incentives offered to subscribers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers.

From the fiscal year ended March 31, 2014, DOCOMO commenced a new incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, DOCOMO provides subscribers the discount depending on the number of install payments upon certain events including replacement of the original smartphones. With the commencement of the program, DOCOMO has recorded a reduction of revenues based on the maximum potential discount amount of installment receivables as this program has just been established and DOCOMO does not have a sufficient empirical evidence to reasonably estimate such amounts.

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

The above-mentioned deferred revenue and deferred charges as of March 31, 2013 and 2014 were as follows:

		Millions of yen
	Locations	2013	2014
Current deferred revenue	Other current liabilities	¥68,956	¥53,720
Long-term deferred revenue	Other long-term liabilities	70,150	55,841
Current deferred charges	Prepaid expenses and other current assets	24,942	16,847
Long-term deferred charges	Other assets	70,150	55,841

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

DOCOMO recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the fiscal year in which the change in judgment occurs. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a part of income tax expense in the consolidated statements of income.

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

DOCOMO did not issue dilutive securities during the fiscal years ended March 31, 2012, 2013 and 2014, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other income (expense)” in the consolidated statements of income.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2014.

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2013 and 2014 comprised the following:

	Millions of yen
	2013	2014
Cash	¥260,109	¥157,650
Certificates of deposit	60,000	20,000
Commercial paper	69,989	2,212
Bailment for consumption	100,000	346,911
Other	3,576	147

Total	¥493,674	¥526,920

The aggregate amount of commercial paper as of March 31, 2013 and 2014 was ¥69,989 million and ¥2,212 million, respectively, all of which were included in “Cash and cash equivalents” in the consolidated balance sheet. The commercial paper as of March 31, 2013 was classified as held-to-maturity securities, amortized amounts of which approximate their fair value. The commercial paper as of March 31, 2014 was classified as available-for-sale securities, fair value of which approximates their amortized amounts.

The aggregate amount of certificates of deposit as of March 31, 2013 and 2014 were ¥60,000 million and ¥20,000 million, respectively, all of which were recorded in “Cash and cash equivalents” in the consolidated balance sheet.

Information regarding “Bailment for consumption” is disclosed in Note 13 “Related party transactions.”

4. Inventories:

“Inventories” as of March 31, 2013 and 2014 comprised the following:

	Millions of yen
	2013	2014
Finished goods	¥178,019	¥229,473
Materials and supplies	2,717	2,653

Total	¥180,736	¥232,126

5. Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) is a credit card operator in Japan and a privately held company.

As of March 31, 2013 and 2014, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

Philippine Long Distance Telephone Company (“PLDT”) is a telecommunication operator in the Philippines and a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

DOCOMO held approximately 15% of PLDT’s outstanding common shares and approximately 9% of voting interest in PLDT as of March 31, 2013 and 2014. The ratio of outstanding common shares and voting interest in PLDT held by DOCOMO as of March 31, 2013 and 2014 are different because PLDT issued voting preferred stock in October, 2012 as below.

On March 14, 2006, DOCOMO acquired approximately 7% of PLDT’s outstanding common shares from NTT Communications Corporation (“NTT Com”), a subsidiary of NTT. From March 2007 to February 2008, DOCOMO acquired approximately an additional 7% of PLDT’s outstanding common shares in the market. As a result, DOCOMO and NTT Com held approximately 15% and 6%, respectively, of PLDT’s outstanding common shares. Together with the PLDT common shares continued to be held by NTT Com, on a consolidated basis NTT held approximately 20% of the total outstanding common shares of PLDT.

As a result of the foregoing, in the fiscal year ended March 31, 2008, DOCOMO determined to apply the equity method of accounting for the investment in PLDT retrospectively from the date of the initial acquisition of PLDT shares, as DOCOMO obtained the ability to exercise significant influence over PLDT with facts that DOCOMO had the board representation and the right to exercise the voting rights associated with the ownership interest collectively held by DOCOMO and NTT Com in accordance with an agreement between PLDT and its major shareholders, including NTT Com and DOCOMO.

In October 2012, PLDT issued voting preferred stocks in order to dilute the foreign ownership interest in PLDT to less than the 40%, as a decision of the Supreme Court of the Philippines increased the foreign ownership percentage of PLDT in excess of 40% limit, which conflicts with a restriction on a foreign ownership in Philippines. As a result, DOCOMO’s voting interest in PLDT decreased to approximately 9% from 15%.

At that time, the guidelines of foreign ownership requirements were not clearly finalized yet, and therefore there was uncertainty about the foreign ownership requirements. As a consequence, DOCOMO determined it no longer had the ability to exercise significant influence over PLDT during the three-month period ended December 31, 2012 and discontinued the application of the equity method of accounting for the investment in PLDT.

In May 2013, the Securities and Exchange Commission in the Philippines announced a memorandum to clarify the guideline of foreign ownership requirements. DOCOMO has determined it has the ability to exercise significant influence over PLDT, and therefore, DOCOMO has reinstated the equity method of accounting retrospectively for its investment in PLDT.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consequently, the consolidated financial statements for the fiscal year ended March 31, 2013 have been revised for this reinstatement. The effects on the consolidated financial statements for the fiscal year ended March 31, 2013 due to the revisions are as follows.

Effects on consolidated balance sheet

	Millions of yen
Line items	As previously reported	Adjustments	As revised
Investments in affiliates	¥352,025	¥122,477	¥474,502
Marketable securities and other investments	371,569	(215,646)	155,923
Deferred tax assets	239,015	34,069	273,084
Total non-current investments and other assets	2,432,039	(59,100)	2,372,939
Retained earnings	4,117,073	(4,607)	4,112,466
Accumulated other comprehensive income (loss)	5,381	(54,493)	(49,112)
Total NTT DOCOMO, INC. shareholders’ equity	5,427,575	(59,100)	5,368,475

Effects on consolidated statement of income

	Millions of yen
Line items	As previously reported	Adjustments	As revised
Total other income (expense)	¥4,478	¥(8,316)	¥(3,838)
Income before income taxes and equity in net income (losses) of affiliates	841,658	(8,316)	833,342
Income taxes	325,628	(2,569)	323,059
Equity in net income (losses) of affiliates	(30,710)	1,140	(29,570)
Net income	485,320	(4,607)	480,713
Net income attributable to NTT DOCOMO, INC.	495,633	(4,607)	491,026

Effects on consolidated statement of comprehensive income

	Millions of yen
Line items	As previously reported	Adjustments	As revised
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	¥75,614	¥(48,825)	¥26,789
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	45	(14)	31
Foreign currency translation adjustment, net of applicable taxes	39,124	(4,928)	34,196
Pension liability adjustment, net of applicable taxes	(4,742)	(726)	(5,468)
Total other comprehensive income (loss)	110,041	(54,493)	55,548
Comprehensive income	595,361	(59,100)	536,261
Comprehensive income attributable to NTT DOCOMO, INC.	605,543	(59,100)	546,443

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effect on per share data

	Yen
Line items	As previously reported	Adjustments	As revised
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥119.52	¥(1.11)	¥118.41

DOCOMO’s carrying amount of its investment in PLDT was ¥122,478 million and ¥130,815 million as of March 31, 2013 and 2014, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥215,646 million and ¥197,354 million as of March 31, 2013 and 2014, respectively.

Tata Teleservices Limited—

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2013 and 2014, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL.

On November 12, 2008, DOCOMO entered into a capital alliance with TTSL and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, DOCOMO acquired approximately 26% of the outstanding common shares of TTSL pursuant to the capital alliance and accounted for the investment by applying the equity method.

DOCOMO made additional investments in response to a rights offering that TTSL commenced in March and May, 2011. TTSL has used the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, DOCOMO’s equity interest in TTSL slightly increased to approximately 26.5%.

DOCOMO determined that the decline in value below carrying amount was other-than-temporary and recognized impairment charges of ¥6,813 million and ¥51,244 million related to its investment in TTSL for the fiscal years ended March 31, 2013 and 2014, respectively.

On April 25, 2014, DOCOMO’s board of directors resolved to exercise an option for the sale of DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL, DOCOMO’s affiliate accounted for by the equity method, as soon as the conditions for such exercise are met.

Under the shareholders agreement (the “Agreement”), concluded by TTSL, Tata Sons Limited and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have a right to require that DOCOMO’s TTSL shares be acquired for 50% of the acquisition price, which amounts to 72.5 billion Indian rupees (or ¥126.2 billion*) or a fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014.

The above-mentioned right became exercisable on May 30, 2014, and DOCOMO plans to exercise the above-mentioned right and expects to sell DOCOMO’s TTSL shares in accordance with the Agreement. It is uncertain how the option will be performed, however, and DOCOMO is not able to predict how events will unfold. An estimate of this financial effect cannot be made due to these uncertainties. DOCOMO may recognize a gain or loss upon disposition of TTSL shares or if the transaction as described above is not carried out.

* 1 rupee = ¥1.74 as of May 31, 2014

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary.

DOCOMO determined that there were other-than-temporary declines in values, of certain investments and recognized impairment charges for the fiscal years ended March 31, 2012, 2013 and 2014. For the fiscal year ended March 31, 2012, the impact of impairment charges on DOCOMO’s results of operations or financial position was inconsequential. For the fiscal years ended March 31, 2013 and 2014, DOCOMO recognized impairment charges on certain investments including TTSL aggregating ¥25,913 million and ¥51,279 million, respectively. The impairment charges are included in “Equity in net income (losses) of affiliates” in the consolidated statements of income.

DOCOMO reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2013, DOCOMO’s estimated future cash flows of TTSL were adjusted downward as a result of the intensifying tariff competition among mobile network operators in India and DOCOMO’s views of its long term outlook at that time and DOCOMO concluded that the recoverable amount was significantly below carrying value and that this impairment was other than temporary. Consequently, DOCOMO recognized an impairment charge of ¥6,813 million. During the fiscal year ended March 31, 2014, DOCOMO’s estimate of future cash flows of TTSL were further revised downward as a result of the growing business risk of mobile network operators in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and DOCOMO concluded that the further decline in value was other than temporary. Consequently, DOCOMO recognized an additional impairment charge of ¥51,244 million. As previously described, DOCOMO plans to dispose of DOCOMO’s entire investment in TTSL. DOCOMO may recognize a gain or loss upon disposition of DOCOMO’s TTSL shares or if the transaction as previously described above is not carried out.

DOCOMO believes that the estimated fair values of each of its investments in affiliates as of March 31, 2014 are equal to or exceed the related carrying values on an individual basis.

Others—

All of the significant affiliates, except for PLDT, are privately held companies as of March 31, 2014.

DOCOMO’s shares of undistributed earnings of its affiliates included in its consolidated retained earnings were ¥22,208 million, ¥30,311 million and ¥36,111 million, as of March 31, 2012, 2013 and 2014, respectively. DOCOMO does not have significant business transactions with its affiliates.

The total carrying value of DOCOMO’s “Investments in affiliates” in the consolidated balance sheets as of March 31, 2013 and 2014 was greater by ¥314,038 million and ¥264,751 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents summarized financial information for DOCOMO’s affiliates.

	Millions of yen
	2012
	TTSL	Others
Operating information
Operating revenues	¥198,554	¥754,101
Operating income (loss)	(47,794)	138,245
Income (loss) from continuing operations	(95,813)	90,448
Net income (loss)	(95,813)	90,448
Net income (loss) attributable to shareholders’ of the affiliates	(89,460)	92,939

	Millions of yen
	2013
	TTSL	Others
Balance sheet information
Current assets	¥81,659	¥1,204,470
Non-current assets	453,207	1,249,170
Current liabilities	198,503	968,680
Long-term liabilities	388,539	651,356
Equity	(52,176)	833,604

Redeemable preferred stock	1,325	—
Noncontrolling interests	20,057	1,501

	Millions of yen
	2013
	TTSL	Others
Operating information
Operating revenues	¥210,092	¥820,708
Operating income (loss)	(33,477)	156,955
Income (loss) from continuing operations	(72,301)	136,382
Net income (loss)	(72,301)	136,382
Net income (loss) attributable to shareholders’ of the affiliates	(70,858)	119,567

	Millions of yen
	2014
	TTSL	Others
Balance sheet information
Current assets	¥55,080	¥1,372,867
Non-current assets	457,960	1,444,558
Current liabilities	201,407	1,148,036
Long-term liabilities	454,612	717,908
Equity	(142,979)	951,481

Redeemable preferred stock	1,433	—
Redeemable common stock	—	555
Noncontrolling interests	21,277	1,639

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	TTSL	Others
Operating information
Operating revenues	¥227,582	¥911,020
Operating income (loss)	(28,683)	171,193
Income (loss) from continuing operations	(85,026)	122,511
Net income (loss)	(85,026)	122,511
Net income (loss) attributable to shareholders’ of the affiliates	(84,613)	122,324

6. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2013 and 2014 comprised the following:

	Millions of yen
	2013	2014
Marketable securities:
Available-for-sale	¥140,865	¥158,775
Other investments	15,058	13,100

Marketable securities and other investments (Non-current)	¥155,923	¥171,875

The carrying amount and fair value of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2013 and 2014, aggregated by maturities, were as follows:

	Millions of yen
	2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥—	¥—	¥5	¥5
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥—	¥—	¥5	¥5

The cost, gross unrealized holding gains and losses and fair value as of March 31, 2013 and 2014, aggregated by type of available-for-sale securities included in “Marketable securities and other investments,” were as follows:

	Millions of yen
	2013
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥95,452	¥46,539	¥1,126	¥140,865

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥105,482	¥53,498	¥210	¥158,770
Debt securities	5	—	0	5

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Millions of yen
	2012	2013	2014
Proceeds	¥2,189	¥1,723	¥2,729
Gross realized gains	1,211	836	1,846
Gross realized losses	(202)	(44)	(44)

The fair value of and gross unrealized holding losses on available-for-sale securities and cost method investments included in other investments as of March 31, 2013 and 2014, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position, were as follows:

	Millions of yen
	2013
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥4,013	¥1,124	¥10	¥2	¥4,023	¥1,126
Cost method investments	271	1,730	215	936	486	2,666

	Millions of yen
	2014
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥6,816	¥210	¥—	¥—	¥6,816	¥210
Debt securities	5	0	—	—	5	0
Cost method investments	16	110	326	1,674	342	1,784

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Cost method investments included in other investments	¥15,014	¥13,061
Including: Investments whose fair values were not evaluated for impairment	11,856	10,836

The amount of other-than-temporary impairment of “marketable securities and other investments” is disclosed in Note 12 “Other income (expense).”

7. Goodwill and other intangible assets:

Goodwill—

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining noncontrolling interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2013 and 2014 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Mobile phone business	All other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥172,593	¥58,638	¥231,231
Accumulated impairment losses	(6,310)	(7,281)	(13,591)

	166,283	51,357	217,640

Goodwill acquired during the year	2,060	32,752	34,812
Foreign currency translation adjustment	8,233	1,777	10,010

Balance at end of year
Gross goodwill	182,886	93,167	276,053
Accumulated impairment losses	(6,310)	(7,281)	(13,591)

	¥176,576	¥85,886	¥262,462

Segment information is disclosed in Note 14 “Segment reporting.”

The main components of goodwill acquired for the fiscal year ended March 31, 2013 was associated with the acquisition of all of the shares of Buongiorno S.p.A. The main components of goodwill acquired for the fiscal year ended March 31, 2014 was associated with the acquisition of 51% shares of ABC HOLDINGS Co., Ltd.

In the fiscal year ended March 31, 2013, DOCOMO recognized a ¥7,281 million impairment charge. The amount of this impairment loss was included in “Selling, general and administrative” expenses in the consolidated statement of income.

Other intangible assets—

Other intangible assets, as of March 31, 2013 and 2014 comprised the following:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,042,875	¥758,399	¥284,476
Internal-use software	1,340,963	1,073,233	267,730
Software acquired to be used in manufacture of handsets	240,366	175,441	64,925
Rights to use telecommunications facilities of wireline operators	17,259	6,545	10,714
Other	56,774	32,173	24,601

Total amortizable intangible assets	¥2,698,237	¥2,045,791	¥652,446

Unamortizable intangible assets:
Trademarks and trade names			¥13,514

Total unamortizable intangible assets			¥13,514

Total			¥665,960

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2014 was ¥206,317 million, the main components of which were software for telecommunications network in the amount of ¥99,882 million and internal-use software in the amount of ¥82,890 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 5.0 years and 4.8 years, respectively.

Amortization of intangible assets for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥224,488 million, ¥222,895 million and ¥237,858 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2015, 2016, 2017, 2018 and 2019 is ¥220,564 million, ¥167,391 million, ¥110,465 million, ¥62,075 million and ¥21,356 million, respectively. The weighted-average amortization period of the intangible assets acquired during the fiscal year ended March 31, 2014 is 4.9 years.

The amount of unamortizable intangible assets acquired during the fiscal year ended March 31, 2014 was ¥8,363 million, the component of which was trade names.

8. Other assets:

“Other assets” as of March 31, 2013 and 2014 comprised the following:

	Millions of yen
	2013	2014
Deposits	¥72,002	¥83,627
Deferred customer activation costs	70,150	55,841
Receivables held for sale (Non-current)	149,972	203,249
Allowance for doubtful accounts	(1,926)	(1,395)
Long-term bailment for consumption to a related party	240,000	240,000
Other	29,941	47,852

Total	¥560,139	¥629,174

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 13 “Related party transactions.”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Short-term borrowings denominated in Japanese Yen:
Unsecured short-term loans from financial institutions	¥—	¥7,700
(Year ended March 31, 2014—weighted-average variable rate per annum : 0.5% as of March 31, 2014)
Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	12,307	1,795
(Year ended March 31, 2013—weighted-average variable rate per annum : 1.2% as of March 31, 2013)
(Year ended March 31, 2014—weighted-average variable rate per annum : 1.3% as of March 31, 2014)

Total short-term borrowings	¥12,307	¥9,495

Long-term debt as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥240,000	¥220,000
(Year ended March 31, 2013—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2014-2019)
(Year ended March 31, 2014—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
Unsecured indebtedness to financial institutions	1,016	836
(Year ended March 31, 2013—interest rates per annum : 0.9%-1.5%, due : years ending March 31, 2014-2018)
(Year ended March 31, 2014—interest rates per annum :0.9%-1.2%, due : years ending March 31, 2015-2018)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	443	15
(Year ended March 31, 2013—interest rates per annum : 2.4%-7.5%, due : years ending March 31, 2014-2018)
(Year ended March 31, 2014—interest rates per annum : 7.5%, due : year ending March 31, 2018)

Sub-total	¥241,459	¥220,851
Less: Current portion	(70,437)	(248)

Total long-term debt	¥171,022	¥220,603

For the fiscal year ended March 31, 2013, DOCOMO redeemed ¥60,000 million unsecured corporate bonds and newly issued ¥60,000 million unsecured corporate bonds at 0.2% maturing through the fiscal year ending March 31, 2018. For the fiscal year ended March 31, 2014, DOCOMO redeemed ¥70,000 million unsecured corporate bonds and newly issued ¥50,000 million unsecured corporate bonds at 0.73% maturing through the fiscal year ending March 31, 2024.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap agreements is disclosed in Note 19 “Financial instruments.” DOCOMO did not enter into any interest rate swaps agreements designated as instruments hedging the changes in fair value for the fiscal year ended March 31, 2013 and 2014. DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2013 and 2014.

Interest costs related specifically to short-term borrowings and long-term debt for the fiscal years ended March 31, 2012, 2013 and 2014 totaled ¥4,356 million, ¥3,916 million and ¥3,096 million, respectively. “Interest expense” in the consolidated statements of income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2014, were as follows:

Year ending March 31,	Millions of yen
2015	¥248
2016	203
2017	200
2018	60,200
2019	110,000
Thereafter	50,000

Total	¥220,851

10. Equity:

(a) Dividends

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

The distributable amount available for the payments of dividends to shareholders as of March 31, 2014 was ¥4,181,996 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 19, 2014, the shareholders approved cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders of record at March 31, 2014, which were declared by the board of directors on April 25, 2014.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation. In accordance with the above (ii), the provision that DOCOMO may acquire treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in DOCOMO’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 25, 2014, the board of directors resolved that DOCOMO may repurchase up to 320 million outstanding shares of its common stock at an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

The numbers of issued shares and treasury stock as of March 31, 2014 were 4,365,000,000 and 218,239,900, respectively, and have not been changed since March 31, 2011. DOCOMO has not issued shares other than shares of its common stock.

On April 26, 2013, the board of directors approved a stock split and the adoption of a unit share system. Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, DOCOMO conducted the 1:100 stock split and adopted the unit share system which sets 100 shares as a share–trading unit. There was no effective change to the investment units due to the stock split and adoption of the unit share system.

Public notice date of record date, record date and effective date were September 13, 2013, September 30, 2013 and October 1, 2013, respectively.

DOCOMO has reflected the effect of this split in the consolidated financial statements and notes to the consolidated financial statements.

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss)—

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Millions of yen
	2012
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2011	¥5,691	¥(109)	¥(54,989)	¥(27,548)	¥(76,955)

Other comprehensive income (loss)	3,895	(2)	(28,984)	(2,483)	(27,574)

Balance as of March 31, 2012	¥9,586	¥(111)	¥(83,973)	¥(30,031)	¥(104,529)

	Millions of yen
	2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2012	¥9,586	¥(111)	¥(83,973)	¥(30,031)	¥(104,529)

Other comprehensive income (loss)	26,786	31	34,066	(5,466)	55,417

Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	8,751	(76)	31,653	15,290	55,618
Amounts reclassified from accumulated other comprehensive income (loss)	(84)	59	6,010	(2,708)	3,277

Other comprehensive income (loss)	8,667	(17)	37,663	12,582	58,895

Less: other comprehensive (income) loss attributable to noncontrolling interests	(1)	—	(193)	1	(193)

Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income—

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statement of income for the fiscal year ended March 31, 2014 were as follows:

Millions of yen
2014
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)	Affected line items in the consolidated statement of income
Unrealized holding gains (losses) on available-for-sale securities	¥(492)	“Other, net” of “Other income (expense)”
	657	“Equity in net income (losses) of affiliates”

	165	Pre-tax amount
	(81)	Tax benefit (expense)

	84	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(92)	“Equity in net income (losses) of affiliates”

	(92)	Pre-tax amount
	33	Tax benefit (expense)

	(59)	Net-of-tax amount

Foreign currency translation adjustment	(6)	“Other, net” of “Other income (expense)”
	(9,483)	“Equity in net income (losses) of affiliates”

	(9,489)	Pre-tax amount
	3,479	Tax benefit (expense)

	(6,010)	Net-of-tax amount

Pension liability adjustment	4,218	(*2)

	4,218	Pre-tax amount
	(1,510)	Tax benefit (expense)

	2,708	Net-of-tax amount

Total reclassified amounts	¥(3,277)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost. See Note 15 “Employees’ retirement benefits” for additional details.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects on other comprehensive income (loss)—

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

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

Unrealized holding losses on available-for-sale securities, foreign currency translation losses and actuarial gains, net of tax, attributable to noncontrolling interests were ¥(0) million, ¥(14) million and ¥0 million, respectively, for the fiscal year ended March 31, 2012.

	Millions of yen
	2013
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥32,172	¥(11,492)	¥20,680
Less: Reclassification of realized gains and losses included in net income	9,890	(3,781)	6,109
Unrealized gains (losses) on cash flow hedges	48	(17)	31
Foreign currency translation adjustment	45,531	(11,490)	34,041
Less: Reclassification of realized gains and losses included in net income	241	(86)	155
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(9,172)	3,277	(5,895)
Less: Amortization of prior service cost	(2,271)	813	(1,458)
Less: Amortization of actuarial gains and losses	2,812	(1,007)	1,805
Less: Amortization of transition obligation	125	(45)	80

Total other comprehensive income (loss)	¥79,376	¥(23,828)	¥55,548

Unrealized holding gains on available-for-sale securities, foreign currency translation gains and actuarial losses, net of tax, attributable to noncontrolling interests were ¥3 million, ¥130 million and ¥(2) million, respectively, for the fiscal year ended March 31, 2013.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥13,574	¥(4,823)	¥8,751
Less: Reclassification of realized gains and losses included in net income	(165)	81	(84)
Unrealized gains (losses) on cash flow hedges	(119)	43	(76)
Less: Reclassification of realized gains and losses included in net income	92	(33)	59
Foreign currency translation adjustment	36,447	(4,794)	31,653
Less: Reclassification of realized gains and losses included in net income	9,489	(3,479)	6,010
Pension liability adjustment
Actuarial gains (losses) arising during period, net	18,585	(6,656)	11,929
Prior service cost arising during period, net	5,235	(1,874)	3,361
Less: Amortization of prior service cost	(2,270)	813	(1,457)
Less: Curtailment gain	(5,131)	1,837	(3,294)
Less: Amortization of actuarial gains and losses	3,058	(1,095)	1,963
Less: Amortization of transition obligation	125	(45)	80

Total other comprehensive income (loss)	¥78,920	¥(20,025)	¥58,895

Unrealized holding gains on available-for-sale securities, foreign currency translation gains and actuarial losses, net of tax, attributable to noncontrolling interests were ¥1 million, ¥193 million and ¥(1) million, respectively, for the fiscal year ended March 31, 2014.

11. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥108,474 million, ¥111,294 million and ¥102,039 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥61,872 million, ¥69,969 million and ¥67,128 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Net realized gains (losses) on dispositions of investments in affiliates	¥423	¥(3)	¥1,888
Net realized gains (losses) on dispositions of marketable securities and other investments	1,009	792	1,802
Other-than-temporary impairment loss on marketable securities and other investments	(4,030)	(10,928)	(3,055)
Foreign exchange gains (losses), net	(1,034)	(913)	4,409
Rental revenue received	1,765	2,378	1,270
Dividends income	4,362	5,649	3,999
Penalties and compensation for damages	1,419	2,173	1,840
Bad debt expenses	(5)	(2,454)	(35)
Other, net	(13)	(333)	1,263

Total	¥3,896	¥(3,639)	¥13,381

13. Related party transactions:

DOCOMO is majority-owned by NTT, which is a holding company for more than 900 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliates in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. As of March 31, 2013 and 2014, the balances of “Accounts payable, trade” attributable to transactions with related parties primarily consisted of accounts payable relating to a number of different types of transactions with NTT group companies and Sumitomo Mitsui Card, which is DOCOMO’s affiliate. During the fiscal years ended March 31, 2012, 2013 and 2014, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥91,416 million, ¥93,207 million and ¥75,768 million, respectively.

NTT and its subsidiaries collectively own 99.9% of the voting interests in NTT FINANCE CORPORATION (“NTT FINANCE”), of which DOCOMO owned 2.9% as of March 31, 2014. Accordingly, NTT FINANCE is a related party of DOCOMO. DOCOMO has carried out the following transactions with NTT FINANCE.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and “Other assets” of ¥240,000 million in the consolidated balance sheet as of March 31, 2013. The contracts had remaining terms to maturity ranging less than 3 years with an average interest rate of 0.2% per annum as of March 31, 2013.

The balance of bailments was ¥586,911 million as of March 31, 2014. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥346,911 million and “Other assets” of ¥240,000 million in the consolidated balance sheet as of March 31, 2014. The contracts had remaining terms to maturity ranging less than 2 years with an average interest rate of 0.2% per annum as of March 31, 2014.

The average balances of the contracts for bailments that expired during the fiscal years ended March 31, 2012, 2013 and 2014 were ¥58,907 million, ¥67,836 million and ¥99,206 million, respectively. The amount of interest derived from the contracts was recorded as “Interest income” of ¥183 million, ¥248 million and ¥796 million in the consolidated statements of income for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

In May, 2012, DOCOMO and NTT FINANCE entered into a basic contract regarding the transfer of DOCOMO’s “receivables for mobile communications services” for the convenience of DOCOMO’s customers. In June, 2012, DOCOMO and NTT FINANCE entered into an individual contract regarding the transfers of receivables.

Under the contracts, “receivables for mobile communications services” which DOCOMO decides to sell are reclassified to receivables held for sale and are sold to NTT FINANCE at fair value on a monthly basis. By the end of the month following the month of sale, the entire amount sold is paid to DOCOMO by NTT FINANCE. DOCOMO has no further involvement with the receivables sold.

For the fiscal year ended March 31, 2013, the amount of “receivables for mobile communications services” that DOCOMO sold to NTT FINANCE was ¥2,741,252 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥65,280 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2013, was ¥240,205 million and was included in “Other receivables” in its consolidated balance sheet.

For the fiscal year ended March 31, 2014, the amount of “receivables for mobile communications services” that DOCOMO sold to NTT FINANCE was ¥3,717,135 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥64,789 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2014, was ¥248,732 million and was included in “Other receivables” in its consolidated balance sheet.

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

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services and mova services), packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. DOCOMO terminated mova services on March 31, 2012. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “All other businesses.”

Assets by segment are not included in the management reports which are reported to the CODM, however, they are disclosed herein only to provide additional information. The “Reconciliation” column in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments, and assets in “Reconciliation” primarily include cash and cash equivalents, securities and investments in affiliates. DOCOMO allocates amounts of assets and related depreciation and amortization expenses to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets to each segment. Capital expenditures in the “Reconciliation” column include certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

	Millions of yen
Year ended March 31, 2012	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,110,585	¥129,418	¥4,240,003	¥—	¥4,240,003
Operating expenses	3,224,241	141,302	3,365,543	—	3,365,543

Operating income (loss)	¥886,344	¥(11,884)	¥874,460	¥—	¥874,460

Other income (expense)					¥2,498

Income before income taxes and equity in net income (losses) of affiliates					¥876,958

Depreciation and amortization	¥674,330	¥10,453	¥684,783	¥—	¥684,783

Other significant non-cash items:
Point program expense	¥89,378	¥6,412	¥95,790	¥—	¥95,790
Impairment losses of goodwill	6,310	—	6,310	—	6,310

Total assets	¥4,970,087	¥343,293	¥5,313,380	¥1,634,702	¥6,948,082

Capital expenditures	¥561,661	¥23,584	¥585,245	¥141,588	¥726,833

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
Year ended March 31, 2013	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,275,172	¥194,950	¥4,470,122	¥—	¥4,470,122
Operating expenses	3,406,855	226,087	3,632,942	—	3,632,942

Operating income (loss)	¥868,317	¥(31,137)	¥837,180	¥—	¥837,180

Other income (expense)					¥(3,838)

Income before income taxes and equity in net income (losses) of affiliates					¥833,342

Depreciation and amortization	¥682,260	¥17,946	¥700,206	¥—	¥700,206

Other significant non-cash items:
Point program expenses	¥64,998	¥9,652	¥74,650	¥—	¥74,650
Impairment losses of goodwill	—	7,281	7,281	—	7,281

Total assets	¥5,199,591	¥411,986	¥5,611,577	¥1,558,148	¥7,169,725

Capital expenditures	¥606,137	¥19,272	¥625,409	¥128,251	¥753,660

	Millions of yen
Year ended March 31, 2014	Mobile phone business	All other businesses	Total segments	Reconciliation	Consolidated
Operating revenues	¥4,235,897	¥225,306	¥4,461,203	¥—	¥4,461,203
Operating expenses	3,400,444	241,560	3,642,004	—	3,642,004

Operating income (loss)	¥835,453	¥(16,254)	¥819,199	¥—	¥819,199

Other income (expense)					¥13,850

Income before income taxes and equity in net income (losses) of affiliates					¥833,049

Depreciation and amortization	¥700,516	¥18,178	¥718,694	¥—	¥718,694

Other significant non-cash item:
Point program expenses	¥59,151	¥11,686	¥70,837	¥—	¥70,837

Total assets	¥5,487,312	¥485,697	¥5,973,009	¥1,535,021	¥7,508,030

Capital expenditures	¥581,925	¥16,728	¥598,653	¥104,471	¥703,124

DOCOMO does not disclose geographical information because the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the fiscal years ended March 31, 2012, 2013 and 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenues from products and services were as follows:

	Millions of yen
Year ended March 31,	2012	2013	2014
Mobile communications services	¥3,326,493	¥3,168,478	¥2,955,788
—Voice revenues	1,541,884	1,274,584	1,065,196
—Packet communications revenues	1,784,609	1,893,894	1,890,592
Equipment sales	498,889	758,093	872,000
Other operating revenues	414,621	543,551	633,415

Total operating revenues	¥4,240,003	¥4,470,122	¥4,461,203

15. Employees’ retirement benefits:

Severance payments and contract-type corporate pension plans (Defined Benefit Pension Plans)—

Employees whose services with DOCOMO are terminated are normally entitled to lump-sum severance or retirement payments and pension benefits based on internal labor regulations. The amounts are determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the contract-type corporate pension plans, which are the non-contributory defined benefit pension plans, sponsored by DOCOMO.

For the fiscal year ended March 31, 2014, DOCOMO decided to transition from NTT DOCOMO, INC.’s contract-type corporate pension plan to a defined contribution pension plan effective on and after April 1, 2014. NTT DOCOMO, INC.’s contract-type corporate pension plan continues to remain for the pension benefit earned up to March 31, 2014. Upon a curtailment of this pension plan, NTT DOCOMO, INC. fully amortized its prior service cost and recognized a curtailment gain of ¥5,131 million for the fiscal year ended March 31, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the contract-type corporate pension plans’ projected benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2013 and 2014. DOCOMO uses a measurement date of March 31 for its contract-type corporate pension plans.

	Millions of yen
	2013	2014
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥202,403	¥214,805
Service cost	9,879	10,435
Interest cost	3,789	3,171
Actuarial (gain) loss	8,710	(11,418)
Transfer of liability from contract-type corporate pension plans of the NTT group	714	504
Other	852	—
Benefit payments	(11,542)	(11,442)

Projected benefit obligation, end of year	¥214,805	¥206,055

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥81,262	¥90,345
Actual return on plan assets	6,975	8,258
Employer contributions	5,323	3,765
Transfer of plan assets from contract-type corporate pension plans of the NTT group	171	118
Benefit payments	(3,386)	(3,646)

Fair value of plan assets, end of year	¥90,345	¥98,840

As of March 31:
Funded status	¥(124,460)	¥(107,215)

The amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Liability for employees’ retirement benefits	¥(124,517)	¥(120,296)
Asset for employees’ retirement benefits	57	13,081

Net amount recognized	¥(124,460)	¥(107,215)

Asset for employees’ retirement benefits is included in “Other assets” in the consolidated balance sheets.

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Actuarial gains (losses), net	¥(44,927)	¥(25,338)
Prior service cost, net	8,685	1,919
Transition obligation	(687)	(564)

Total	¥(36,929)	¥(23,983)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the contract-type corporate pension plans was ¥208,538 million and ¥206,052 million as of March 31, 2013 and 2014, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥214,724	¥205,939
Fair value of plan assets	90,207	98,670
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥208,457	¥205,937
Fair value of plan assets	90,207	98,670

The net periodic pension cost for the contract-type corporate pension plans for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Service cost	¥9,491	¥9,879	¥10,435
Interest cost on projected benefit obligation	3,831	3,789	3,171
Expected return on plan assets	(1,569)	(1,617)	(1,791)
Amortization of prior service cost	(1,907)	(1,898)	(1,635)
Curtailment gain	—	—	(5,131)
Amortization of actuarial gains and losses	1,644	1,667	1,704
Amortization of transition obligation	125	123	123

Net periodic pension cost	¥11,615	¥11,943	¥6,876

Other changes in plan assets and benefit obligations of the contract-type corporate pension plans recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥2,624	¥3,352	¥(17,885)
Prior service cost arising during period, net	121	—	—
Amortization of prior service cost	1,907	1,898	1,635
Curtailment gain	—	—	5,131
Amortization of actuarial gains and losses	(1,644)	(1,667)	(1,704)
Amortization of transition obligation	(125)	(123)	(123)

Total recognized in “Accumulated other comprehensive income (loss)”	¥2,883	¥3,460	¥(12,946)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥14,498 million, ¥15,403 million and ¥(6,070) million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the fiscal year ending March 31, 2015 is ¥557 million, ¥112 million and ¥(851) million, respectively.

The assumptions used in determination of the contract-type corporate pension plans’ projected benefit obligations as of March 31, 2013 and 2014 were as follows:

	2013	2014
Discount rate	1.5%	1.4%
Long-term rate of salary increases	2.9	2.9

The assumptions used in determination of the net periodic pension cost for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Discount rate	2.0%	1.9%	1.5%
Long-term rate of salary increases	2.9	2.9	2.9
Expected long-term rate of return on plan assets	2.0	2.0	2.0

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2013 and 2014. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18 “Fair value measurements.”

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥625	¥625	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	25,739	24,973	766	—
Domestic corporate bonds	6,846	—	6,846	—
Foreign government bonds	5,685	2,472	3,213	—
Foreign corporate bonds	204	14	190	—
Equity securities
Domestic stocks	9,019	9,015	4	—
Foreign stocks	5,883	5,881	—	2
Securities investment trust beneficiary certificates
Domestic debt securities	901	—	901	—
Domestic equity securities	816	—	816	—
Foreign debt securities	558	—	558	—
Foreign equity securities	691	—	691	—
Pooled funds	21,159	—	21,159	—
Life insurance company general accounts	10,028	—	10,028	—
Other	2,191	—	6	2,185

Total	¥90,345	¥42,980	¥45,178	¥2,187

	Millions of yen
	2014
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥356	¥356	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	20,138	19,868	270	—
Domestic corporate bonds	6,507	—	6,507	—
Foreign government bonds	5,296	5,224	72	—
Foreign corporate bonds	147	36	111	—
Equity securities
Domestic stocks	7,346	7,346	—	—
Foreign stocks	5,709	5,709	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	829	—	829	—
Domestic equity securities	718	—	718	—
Foreign debt securities	541	—	541	—
Foreign equity securities	725	—	725	—
Pooled funds	33,319	—	33,319	—
Life insurance company general accounts	15,036	—	15,036	—
Other	2,173	—	0	2,173

Total	¥98,840	¥38,539	¥58,128	¥2,173

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

A Level 3 reconciliation is not disclosed since the amounts in Level 3 are immaterial.

The contract-type corporate pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2014 was: domestic bonds, 47.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

As of March 31, 2013 and 2014, securities owned by the contract-type corporate pension plans as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥267 million (0.3% of total plan assets) and ¥283 million (0.3% of total plan assets), respectively.

DOCOMO expects to contribute ¥1,126 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2015.

The benefit payments, which reflect expected future service under the contract-type corporate pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen
2015	¥11,284
2016	12,628
2017	12,447
2018	12,883
2019	12,038
2020-2024	65,607

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥15,414 million, ¥16,044 million and ¥15,982 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2013 and 2014 represented approximately 11.4% and 10.7% of the total members, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the fiscal years ended March 31, 2013 and 2014. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2013 and 2014.

	Millions of yen
	2013	2014
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥102,784	¥116,939
Service cost	3,585	4,067
Interest cost	1,891	1,690
Actuarial (gain) loss	10,844	1,424
Plan amendment	—	(5,235)
Internal adjustment due to transfer of employees within the NTT group	(487)	30
Other	71	27
Benefit payments	(1,749)	(2,044)

Projected benefit obligation, end of year	¥116,939	¥116,898

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥63,864	¥70,235
Actual return on plan assets	7,439	7,031
Employer contributions	841	863
Employee contributions	420	406
Internal adjustment due to transfer of employees within the NTT group	(651)	10
Other	71	27
Benefit payments	(1,749)	(2,044)

Fair value of plan assets, end of year	¥70,235	¥(76,528)

As of March 31:
Funded status	¥(46,704)	¥(40,370)

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Actuarial gains (losses), net	¥(22,983)	¥(17,807)
Prior service cost, net	356	4,973

Total	¥(22,627)	¥(12,834)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥90,670 million and ¥90,418 million as of March 31, 2013 and 2014, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥116,939	¥116,898
Fair value of plan assets	70,235	76,528
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥90,561	¥90,294
Fair value of plan assets	70,115	76,393

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Service cost	¥3,478	¥3,585	¥4,067
Interest cost on projected benefit obligation	1,897	1,891	1,690
Expected return on plan assets	(1,519)	(1,523)	(1,719)
Amortization of prior service cost	(357)	(356)	(618)
Amortization of actuarial gains and losses	1,024	1,077	1,288
Contribution from employees	(416)	(420)	(406)

Net periodic pension cost	¥4,107	¥4,254	¥4,302

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Prior service cost arising during period	¥—	¥—	¥(5,235)
Actuarial (gains) losses arising during period, net	2,154	4,928	(3,888)
Amortization of prior service cost	357	356	618
Amortization of actuarial gains and losses	(1,024)	(1,077)	(1,288)

Total recognized in “Accumulated other comprehensive income (loss)”	¥1,487	¥4,207	¥(9,793)

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥5,594 million, ¥8,461 million and ¥(5,491) million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the fiscal year ending March 31, 2015 is ¥686 million and ¥(525) million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2013 and 2014 were as follows:

	2013	2014
Discount rate	1.5%	1.4%
Long-term rate of salary increases	3.9	3.4

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Discount rate	2.0%	1.9%	1.5%
Long-term rate of salary increases	3.3	3.3	3.9
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2013 and 2014. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 18 “Fair value measurements.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥568	¥568	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	21,576	21,210	366	—
Domestic corporate bonds	5,843	—	5,843	—
Foreign government bonds	5,541	5,475	66	—
Foreign corporate bonds	92	12	80	—
Equity securities
Domestic stocks	13,477	13,477	—	—
Foreign stocks	8,284	8,284	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,295	—	1,295	—
Domestic equity securities	1,871	—	1,871	—
Foreign debt securities	1,298	—	1,298	—
Foreign equity securities	1,194	—	1,194	—
Pooled funds	6,704	—	6,704	—
Life insurance company general accounts	8,564	—	8,564	—
Other	221	—	2	219

Total	¥76,528	¥49,026	¥27,283	¥219

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

A Level 3 reconciliation is not disclosed since the amounts in Level 3 are immaterial.

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2014 was: domestic bonds, 42.9%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 11.8%.

As of March 31, 2013 and 2014, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥4,473 million (0.5% of total plan assets) and ¥4,278 million (0.4% of total plan assets), respectively.

DOCOMO expects to contribute ¥2,031 million to the NTT CDBP in the fiscal year ending March 31, 2015.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2015	¥1,822
2016	1,936
2017	2,008
2018	2,126
2019	2,193
2020-2024	11,753

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Income taxes:

Total income taxes for the fiscal years ended March 31, 2012, 2013 and 2014 comprised the following:

	Millions of yen
	2012	2013	2014
Income from continuing operations	¥391,798	¥323,059	¥307,979
Other comprehensive income (loss)	(16,842)	23,828	20,025

Total income taxes	¥374,956	¥346,887	¥328,004

For the fiscal years ended March 31, 2012, 2013 and 2014, NTT DOCOMO, INC. and its domestic subsidiaries were subject to a National Corporate Tax of 30%, 28%, and approximately 28%, a Corporate Inhabitant Tax of approximately 6%, 5%, and 5%, respectively and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the fiscal years ended March 31, 2012, 2013 and 2014 were 40.8%, 38.1% and 38.1%, respectively. The actual effective income tax rates for the fiscal years ended March 31, 2012, 2013 and 2014 were 44.7%, 38.8% and 37.0%, respectively.

Reconciliation of the difference of the actual effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2012	2013	2014
Statutory income tax rate	40.8%	38.1%	38.1%
Expenses not deductible for tax purposes	0.4	0.4	0.1
Research and other credits	(0.7)	(0.9)	(0.8)
Change in valuation allowance	0.9	1.5	1.1
Effect of enacted changes in tax laws and rates	4.7	0.3	1.0
Effect of consolidation of affiliates	—	0.3	—
Effect of outside basis differences of equity method investment	(1.2)	(1.4)	(3.1)
Other	(0.2)	0.5	0.6

Actual effective income tax rate	44.7%	38.8%	37.0%

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate had been changed effectively from April 1, 2012. The aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% to be used in measuring deferred tax assets and liabilities after the enactment date, resulting from temporary differences that are expected to be recovered or settled during the fiscal years from April 1, 2012 to March 31, 2015, or April 1, 2015 and thereafter. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥36,454 million, and the adjustment to deferred tax assets and liabilities as of enactment date amounted to ¥36,454 million is recorded in the “Income taxes – deferred” on the consolidated statements of income. Net income attributable to NTT DOCOMO, INC. decreased by ¥36,582 million as of enacted date.

The amendments to the Japanese corporate tax law were enacted on March 20, 2014, and the corporate tax rate was changed effectively from April 1, 2014. The aggregate statutory income tax rate declined from 38.1% to 35.8% to be used in measuring deferred tax assets and liabilities after the enactment date, resulting from

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

temporary differences that are expected to be recovered or settled during the fiscal year from April 1, 2014 and thereafter. The impact of the change in the enacted tax rate on DOCOMO’s financial results was insignificant.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Deferred tax assets:
Investments in affiliates	¥81,764	¥108,244
Property, plant and equipment and intangible assets	72,658	74,996
Liability for employees’ retirement benefits	60,771	57,662
Accrued liabilities for loyalty programs	74,683	55,409
Operating loss carryforwards	24,844	37,566
Deferred revenues regarding “Nikagetsu Kurikoshi” (2-month carry-over)	16,769	13,000
Accrued enterprise tax	11,270	11,754
Marketable securities and other investments	11,766	11,255
Compensated absences	11,780	11,156
Receivables held for sale	—	10,276
Accrued bonus	7,145	6,263
Inventories	6,316	3,373
Accrued commissions to agent resellers	5,913	3,104
Asset retirement obligations	3,762	1,893
Other	16,030	12,545

Sub-total deferred tax assets	¥405,471	¥418,496
Less: Valuation allowance	(28,158)	(39,641)

Total deferred tax assets	¥377,313	¥378,855

Deferred tax liabilities:
Investments in affiliates	¥18,187	¥22,980
Unrealized holding gains on available-for-sale securities	16,441	19,284
Identifiable intangible assets	7,555	10,033
Other	462	4,963

Total deferred tax liabilities	¥42,645	¥57,260

Net deferred tax assets	¥334,668	¥321,595

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013	2014
Deferred tax assets (Current assets)	¥70,784	¥61,592
Deferred tax assets (Non-current investments and other assets)	273,084	269,500
Other current liabilities	(4)	(199)
Other long-term liabilities	(9,196)	(9,298)

Total	¥334,668	¥321,595

As of March 31, 2014, DOCOMO’s certain subsidiaries had operating loss carryforwards for tax purposes of ¥143,296 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Millions of yen
2014
Within 5 years	¥18,122
6 to 20 years	95,768
Indefinite periods	29,406

Total	¥143,296

As of and for the fiscal years ended March 31, 2012, 2013 and 2014, DOCOMO had no material unrecognized tax benefits. DOCOMO does not believe that there will be any significant increases or decreases in reserve for unrecognized tax benefits within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2012, 2013 and 2014 are immaterial.

In assessing the realizability of deferred tax assets, DOCOMO considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. DOCOMO considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The realizability of all of DOCOMO’s deferred tax assets is substantially dependent upon the generation of future book income and DOCOMO anticipates continuing to generate substantial book income.

The net changes in the total valuation allowance were an increase of ¥8,342 million for the fiscal year ended March 31, 2012, and an increase of ¥17,478 million for the fiscal year ended March 31, 2013, and an increase of ¥11,483 million for the fiscal year ended March 31, 2014, respectively. DOCOMO believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority for and before the fiscal year ended March 31, 2013.

DOCOMO does not disclose amounts applicable to foreign income taxes separately because amounts applicable to foreign income from continuing operations and to foreign income taxes are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

17. Commitments and contingencies:

Leases—

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases at March 31, 2013 and 2014 were as follows:

	Millions of yen
Class of property	2013	2014
Machinery, vessels and equipment	¥8,419	¥7,100
Less: Accumulated depreciation and amortization	(5,598)	(4,699)

Total	¥2,821	¥2,401

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2014 were as follows:

Year ending March 31,	Millions of yen
2015	¥1,763
2016	1,269
2017	851
2018	479
2019	183
Thereafter	15

Total minimum lease payments	4,560
Less: Amount representing interest	(248)

Present value of net minimum lease payments	4,312
Less: Amounts representing estimated executory costs	(654)

Net minimum lease payments	3,658
Less: Current obligation	(1,379)

Long-term capital lease obligations	¥2,279

The above obligations are classified as part of “Other current liabilities” and “Other long-term liabilities” as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rent payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2014 were as follows:

Year ending March 31,	Millions of yen
2015	¥9,306
2016	7,595
2017	5,807
2018	4,467
2019	3,351
Thereafter	8,758

Total minimum rent payments	¥39,284

Total rent expense for all operating leases except those with terms of 1 month or less that were not renewed for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Millions of yen
	2012	2013	2014
Rent expense	¥69,782	¥74,636	¥76,429

Litigation—

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

Purchase commitments—

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2014 were ¥45,096 million (of which ¥2,119 million are with related parties) for property, plant and equipment, ¥691,341 million (of which none are with related parties) for inventories and ¥11,294 million (of which ¥323 million are with related parties) for the other purchase commitments.

The amounts of purchase commitments are estimates calculated based on given assumptions and do not represent DOCOMO’s entire anticipated purchases in the future.

Loan commitments—

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2013 and 2014 were ¥125,892 million and ¥127,710 million, respectively.

Credit lines are not necessarily executed to the maximum amount because these contracts contain a clause to lower the credit lines if there are reasonable grounds.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥62,076	¥62,076	¥—	¥—
Equity securities (foreign)	78,789	78,789	—	—
Debt securities (foreign)	29	29	—	—

Total available-for-sale securities	140,894	140,894	—	—

Derivatives
Foreign exchange forward contracts	¥7	¥—	¥7	¥—

Total derivatives	7	—	7	—

Total	¥140,901	¥140,894	¥7	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥369	¥—	¥369	¥—

Total derivatives	369	—	369	—

Total	¥369	¥—	¥369	¥—

There were no transfers between Level 1 and Level 2.

	Millions of yen
	2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,598	¥81,598	¥—	¥—
Equity securities (foreign)	77,172	77,172	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	158,775	158,775	—	—

Derivatives
Interest rate swap agreements	¥25	¥—	¥25	¥—
Foreign currency option contracts	272	—	272	—

Total derivatives	297	—	297	—

Total	¥159,072	¥158,775	¥297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, they are classified as Level 1.

Derivatives

Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, which are valued based on observable market data, and are classified as Level 2. The valuation of such derivatives is periodically validated using observable market data, such as exchange rates.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO uses valuation methods such as a discounted cash flow method and market approach techniques in order to determine the fair value of its assets and liabilities classified as Level 3. DOCOMO selects a valuation method which best reflects the nature, characteristics, and risks of each asset and liability, and also determines the unobservable inputs using the best and most relevant data available. DOCOMO verifies the appropriateness of valuation methods and unobservable inputs, and may use third-party pricing information to evaluate the appropriateness of DOCOMO’s valuation during the verification processes.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥779,042	¥—	¥779,042	¥—	¥(8,620)
Investments in affiliates	132,010	—	—	132,010	(25,913)
Goodwill	7,855	—	—	7,855	(7,281)
Long-lived assets	—	—	—	—	(452)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliates

The fair value of investments in affiliates, including TTSL, is measured based on discounted cash flow method using unobservable inputs. Therefore, they are classified as Level 3.

Goodwill

The fair value of the reporting unit is measured based on discounted cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

Long-lived assets

When necessary, the fair value of long-lived assets is measured based on the relief-from-royalty method using unobservable inputs. Therefore, it is classified as Level 3.

	Millions of yen
	2014
	Total	Level 1	Level 2	Level 3	gains (losses) (before taxes)
Assets:
Receivables held for sale	¥836,638	¥—	¥836,638	¥—	¥(6,630)
Investments in affiliates	44,968	—	—	44,968	(51,279)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

Investments in affiliates

The fair value of investments in affiliates, including TTSL, is measured based on discounted cash flow method using unobservable inputs. Therefore, they are classified as Level 3.

The valuation techniques and significant unobservable inputs used to develop measurements of main assets at fair value on a nonrecurring basis in Level 3 were as follows.

	Millions of yen
	2013
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	¥132,010	Discounted cash flow method	Weighted average cost of capital	11.3%-15.9%
Goodwill	7,855	Discounted cash flow method	Weighted average cost of capital	9.5%
Long-lived assets	—	Relief-from-royalty method	Royalty rate	1.5%

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	¥44,826	Discounted cash flow method	Weighted average cost of capital	12.6%

19. Financial instruments:

(a) Risk management

The fair values of DOCOMO’s assets and liabilities and DOCOMO’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DOCOMO uses derivative instruments such as interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts as needed. The financial instruments are executed with creditworthy financial institutions and DOCOMO believes that there is little risk of default by these counterparties. DOCOMO sets and follows internal regulations that establish conditions to enter into derivative contracts and procedures of approving and monitoring such contracts.

(b) Concentration of credit risk

As of March 31, 2013 and 2014, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥240,205 million and ¥248,732 million, respectively. As of March 31, 2013 and 2014, the amount of receivables held for sale was ¥779,042 million and ¥983,644 million, respectively.

Information regarding the transaction with NTT FINANCE is disclosed in Note 13 “Related party transactions.”

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

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2013 and 2014 were as follows. The fair value is valued and validated periodically based on observable market data. Therefore, it is classified as Level 2.

Millions of yen
2013		2014
Carrying amount	Fair value	Carrying amount	Fair value
¥ 241,459	¥ 252,220	¥ 220,851	¥ 229,053

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative instruments—

(i) Fair value hedge

DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). DOCOMO designated interest rate swap agreements as instruments hedging the changes in fair value utilizing the short-cut method, which permitted an assumption of no ineffectiveness if the key terms of interest rate swap agreements and those of certain hedged debt were identical for the fiscal year ended March 31, 2012.

DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2013 and 2014 and did not enter into any interest rate swap agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2013 and 2014.

(ii) Derivatives not designated as hedging instruments

DOCOMO had interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts to hedge the risk of fluctuations in interest rates and foreign exchange rates. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2013 and 2014 were as follows:

	Millions of yen
Instruments	2013	2014
Interest rate swap agreements	¥—	¥4,500
Foreign exchange forward contracts	842	474
Foreign currency option contracts	55,056	85,338

Total	¥55,898	¥90,312

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2013 and 2014, recorded in the consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2013	2014
Derivatives not designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other current assets	¥—	¥11
	Other assets	—	14
Foreign exchange forward contracts	Prepaid expenses and other current assets	7	—
Foreign currency option contracts	Prepaid expenses and other current assets	—	64
	Other assets	—	208

Total		¥7	¥297

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liability derivatives

		Millions of yen
Instruments	Locations	2013	2014
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥—	¥2
Foreign currency option contracts	Other current liabilities Other long-term liabilities	20 349	— —

Total		¥369	¥2

The fair values of derivative instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2013 and 2014.

(iv) The effect on the consolidated statements of income

The locations and gain (loss) amounts of the derivative instruments for the fiscal years ended March 31, 2012, 2013 and 2014, recognized in the consolidated statements of income, were as follows:

			Amount of gain (loss) recognized in income on derivative
			Millions of yen
Instruments	Locations		2012	2013	2014
Derivatives designated as instruments hedging the changes in fair value
Interest rate swap agreements	Other, net	*	¥(1,232)	¥—	¥—

Total			¥(1,232)	¥—	¥—

			Amount of gain (loss) recognized in income on derivative
			Millions of yen
Instruments	Locations		2012	2013	2014
Derivatives not designated as hedging instruments
Interest rate swap agreements	Other, net*		¥—	¥—	¥25
Foreign exchange forward contracts	Other, net*		36	(487)	713
Non-deliverable forward contracts (NDF)	Other, net*		82	(6)	(29)
Foreign currency option contracts	Other, net*		(146)	104	1,549

Total			¥(28)	¥(389)	¥2,258

*	“Other, net” was included in “Other income (expense).”

(v) Contingent features in derivatives

As of March 31, 2014, DOCOMO had no derivative instruments with credit-risk-related contingent features.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other—

Information regarding investments in affiliates and marketable securities and other investments is disclosed in Note 5 “Investments in affiliates” and Note 6 “Marketable securities and other investments,” respectively.

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

DOCOMO appropriately extends credit to customers upon these transactions and manages credit risks. When entering into installment payment, credit card contracts, or the contract regarding transfers of receivables with NTT FINANCE, DOCOMO performs credit check and manages the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short, generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of those customers utilize automated payment system to make cash payments, which mitigates the risk of uncollected receivables significantly. Besides, in relation to receivables due to transfers, the billing cycle is short, or generally two month, therefore, DOCOMO is able to maintain accurate past due information on a timely basis and the risk of uncollected receivables is mitigated. Because of the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its business is low. As a result, historical losses of installment receivables and credit card receivables have not been significant. There have been no historical losses of receivables due to transfers.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables and related allowance for doubtful accounts as of March 31, 2013 and 2014 were as follows:

	Millions of yen
	2013
	Installment receivables	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2012	¥6,107	¥3,327	¥—	¥396	¥9,830

Provision	785	1,303	—	86	2,174
Charge-offs	(3,306)	(2,250)	—	(21)	(5,577)
Other deductions*	(2,239)	—	—	—	(2,239)
Balance as of March 31, 2013	¥1,347	¥2,380	¥—	¥461	¥4,188

Ending balance: collectively evaluated for impairment	1,347	2,380	—	30	3,757
Ending balance: individually evaluated for impairment	—	—	—	431	431
Financing receivables:
Balance as of March 31, 2013	¥2,120	¥194,607	¥240,205	¥9,880	¥446,812

Ending balance: collectively evaluated for impairment	2,120	194,607	240,205	9,220	446,152
Ending balance: individually evaluated for impairment	—	—	—	660	660

*	The decrease in the balance of allowance for doubtful accounts due to reclassifications to receivables held for sale from installment receivables.

The cost of installment receivables and credit card receivables which were sold for the fiscal year ended March 31, 2013 were ¥268,778 million and ¥44,901 million, respectively. The balance of receivables held for sale as of March 31, 2013 which was reclassified from installment receivables and credit card receivables were ¥504,170 million and ¥4,864 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Installment receivables	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2013	¥1,347	¥2,380	¥—	¥461	¥4,188

Provision	—	1,260	—	4,319	5,579
Charge-offs	(1,144)	(1,496)	—	(13)	(2,653)
Balance as of March 31, 2014	¥203	¥2,144	¥—	¥4,767	¥7,114

Ending balance: collectively evaluated for impairment	203	2,144	—	359	2,706
Ending balance: individually evaluated for impairment	—	—	—	4,408	4,408
Financing receivables:
Balance as of March 31, 2014	¥462	¥220,979	¥248,732	¥20,073	¥490,246

Ending balance: collectively evaluated for impairment	462	220,979	248,732	15,500	485,673
Ending balance: individually evaluated for impairment	—	—	—	4,573	4,573

The cost of installment receivables and credit card receivables which were sold for the fiscal year ended March 31, 2014 were ¥504,827 million and ¥57,261 million, respectively. The balance of receivables held for sale as of March 31, 2014 which was reclassified from installment receivables and credit card receivables were ¥711,283 million and ¥4,691 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2012, 2013 and 2014

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions		Balance at end of year
			Written-off	Other*
2012
Allowance for doubtful accounts	¥19,139	¥17,224	¥(11,283)	¥—	¥25,080
2013
Allowance for doubtful accounts	¥25,080	¥(463)	¥(12,688)	¥(2,239)	¥9,690
2014
Allowance for doubtful accounts	¥9,690	¥6,323	¥(6,604)	¥—	¥9,409

*	The decrease in allowance for doubtful accounts due to reclassifications to receivables held for sale from DOCOMO’s “receivables for mobile communications services.”

	Millions of yen
	Balance at beginning of year	Charged to expenses	Deductions*	Balance at end of year
2013
Valuation allowance for receivables held for sale	¥—	¥9,079	¥—	¥9,079
2014
Valuation allowance for receivables held for sale	¥9,079	¥5,984	¥(7,999)	¥7,064

*	The decrease in valuation allowance for receivables held for sale due to sale of receivables held for sale.

	Millions of yen
	Balance at beginning of year	Additions			Deductions	Balance at end of year
		Charged to expenses	Foreign currency translation adjustment	Business combinations
2012
Valuation allowance for deferred tax assets	¥2,338	¥8,495	¥(155)	¥32	¥(30)	¥10,680
2013
Valuation allowance for deferred tax assets	¥10,680	¥11,147	¥1,027	¥5,328	¥(24)	¥28,158
2014
Valuation allowance for deferred tax assets	¥28,158	¥9,954	¥2,226	¥—	¥(697)	¥39,641

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ KAORU KATO
Kaoru Kato
President and Chief Executive Officer

Date: June 27, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation)

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)

8.1	List of Significant Subsidiaries (See “Business Overview” in Item 4.B of this Form 20-F)

11.1	Code of Ethics (English translation)*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.