Form 20-F
period 2015-03-31
NTT DOCOMO INC
filed 2015-06-26
CIK 1166141

As filed with the Securities and Exchange Commission on June 26, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Kenji Higashigaito, Ayano Tamada or Yu Kunita, Investor Relations

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

As of March 31, 2015, 3,881,483,855 shares of common stock were outstanding, comprised of 3,859,718,543 shares and 21,765,312 ADSs.

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

As used in this annual report, reference to “NTT” is to our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION.

As used in this annual report, “Xi” refers to our LTE network service and “FOMA” refers to our W-CDMA network service.

Fiscal year 2014 refers to our fiscal year ended March 31, 2015, and other fiscal years are referred to in a corresponding manner.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

2.	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

3.	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

5.	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

7.	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

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

12.	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

13.	Our parent company, NTT, could exercise influence that may not be in the interests of our other shareholders.

Our actual results could be materially different from and worse than as described in the forward-looking statements. Important risks and factors that could have a material impact on our actual results are set forth in “D. Risk Factors” in Item 3 and elsewhere in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following tables include selected historical financial data as of and for each of the years ended March 31, 2011 through 2015. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2014 and 2015, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2013 through 2015, and notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2011	2012	2013	2014	2015
Income Statement Data
Operating revenues:
Telecommunications services *[1]	¥3,361,235	¥3,334,036	¥3,176,931	¥2,963,980	¥2,747,155
Equipment sales	477,404	498,889	758,093	872,000	904,089
Other operating revenues	385,634	407,078	535,098	625,223	732,153

Total	4,224,273	4,240,003	4,470,122	4,461,203	4,383,397
Operating expenses	3,379,544	3,365,543	3,632,942	3,642,004	3,744,326

Operating income	844,729	874,460	837,180	819,199	639,071
Other income (expense) *[2]	(9,391)	2,498	(3,838)	13,850	4,812

Income before income taxes and equity in net income of affiliates *[2]	835,338	876,958	833,342	833,049	643,883
Income taxes *[2]	332,806	391,798	323,059	307,979	238,067

Income before equity in net income of affiliates *[2]	502,532	485,160	510,283	525,070	405,816
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates) *[2]*[3]	(10,539)	(24,208)	(29,570)	(69,117)	(7,782)
Net Income *[2]	491,993	460,952	480,713	455,953	398,034
Less: Net (income) loss attributable to noncontrolling interests	(1,508)	2,960	10,313	8,776	12,059

Net income attributable to NTT DOCOMO, INC. *[2]	¥490,485	¥463,912	¥491,026	¥464,729	¥410,093

Per Share Data
Basic and diluted earnings per share attributable to NTT DOCOMO, INC. *[4]	¥117.97	¥111.87	¥118.41	¥112.07	¥101.55
Dividends declared and paid per share *[4]	¥52	¥54	¥58	¥60	¥65
Dividends declared and paid per share *[4]*[5]	$0.6283	$0.6553	$0. 6160	$0. 5826	$0.5418
Weighted average common shares Outstanding—Basic and Diluted (shares) *[4]	4,157,685,900	4,146,760,100	4,146,760,100	4,146,760,100	4,038,191,678
Balance Sheet Data
Working capital *[6]	¥1,032,131	¥1,204,258	¥1,105,642	¥1,320,776	¥1,301,074
Total property, plant and equipment, net	2,523,319	2,536,297	2,560,284	2,557,766	2,511,067
Total assets *[2]	6,791,593	6,948,082	7,169,725	7,508,030	7,146,340
Total debt *[7]	428,378	256,680	253,766	230,346	222,651
Total liabilities	1,913,999	1,839,311	1,759,160	1,814,517	1,728,135
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity *[2]	4,850,436	5,062,527	5,368,475	5,643,366	5,380,072
Total Equity *[2]	4,877,594	5,108,771	5,410,565	5,678,644	5,402,616
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	720,999	708,838	731,632	752,997	699,860
Net cash provided by operating activities	1,287,037	1,110,559	932,405	1,000,642	962,977
Net cash used in investing activities	(455,370)	(974,585)	(701,934)	(703,580)	(651,194)
Net cash used in financing activities	(421,969)	(378,616)	(260,967)	(269,793)	(734,257)
Margins (percent of operating revenues):
Operating income margin	20.0%	20.6%	18.7%	18.4%	14.6%
Margin of net income attributable to NTT DOCOMO, INC. *[2]	11.6%	10.9%	11.0%	10.4%	9.4%

*1	As a result of reclassification in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal years ended March 31, 2011, 2012, 2013 and 2014 have been retroactively reclassified into “Telecommunications services.” The amounts of the reclassification are ¥6.6 billion, ¥7.5 billion, ¥8.5 billion and ¥8.2 billion for the fiscal years ended March 31, 2011, 2012, 2013 and 2014.
*2	The consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of the equity method for an investee.
*3	Includes impairment of investments in affiliates. See Note 6 of Notes to Consolidated Financial Statements.
*4	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Per Share Data” for the fiscal years ended March 31, 2011 to 2014 are based on the number of shares after the stock split, respectively.
*5	The dividends per share were translated into U.S. dollars at the relevant record date.
*6	Working capital was computed by subtracting total current liabilities from total current assets.
*7	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High *[1]	Low *[1]	Average *[2]	Period-end
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96

Calendar Year 2014
December	121.38	117.28	119.32	119.85

Calendar Year 2015
January	120.20	116.78	118.25	117.44
February	120.38	117.33	118.76	119.72
March	121.50	119.01	120.39	119.96
April	120.36	118.80	119.51	119.86
May	124.18	119.09	120.80	123.98
June (through June 5, 2015)	125.58	124.06	124.61	125.58

*1	For fiscal years, calculated from the highest and lowest of the exchange rates on the last business day of each month during the relevant year.
*2	For fiscal years, calculated from the average of the exchange rates on the last business day of each month during the relevant year. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

Mobile Number Portability (“MNP”), the development of appealing handsets, the entry of new service providers, mergers among other service providers and other factors are intensifying competition for our corporate group from other service providers in the telecommunications industry. For example, other mobile service providers have introduced handsets that keep up with the needs and desires of customers, including handsets that support high-speed services and music/video playback, new services such as music and video distribution services, and flat-rate services for voice communications and e-mail, as well as installment sales methods for devices. If, in the future, other providers offer services that are more convenient or handsets that are more appealing to customers in the future, we may be unable to respond in a timely and suitable manner. If we are unable to build a network having a certain area and quality within the anticipated period of time, while other service providers build mobile communications networks with an area and quality that exceeds ours, customer satisfaction with our network may decline.

At the same time, competition is intensifying as a result of the introduction of other new services and technologies, especially low-priced and flat-rate services, such as fixed-line or mobile IP phones (including services that use applications that run on our smartphones and tablets), high-speed broadband Internet service, digital broadcasting, public wireless LAN using Wi-Fi, free or low-priced services of OTT*1 service providers, the provision of SIM*2 cards, or a combination of these services.

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators, such as saturation in the Japanese mobile communications market, changes to business and market structures and the environment due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs*3 and competitors from other industries. With the use of open platform devices like smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones, and in addition, NTT East and NTT West started a wholesale optical-fiber access service which enables a diverse group of market participants to provide services utilizing optical-fiber connections and set discounts for fixed and mobile network services, so it is possible that such businesses and others may eventually launch services that are more convenient for customers, and further intensify rate competition.

In this market environment, the decline in the number of net new subscriptions we acquire may accelerate in the future and the number of net new subscriptions we acquire may not reach the number we expect. Also, we may not be able to maintain existing subscriptions as customers migrate to other service providers due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. In this fierce market environment, in order to provide advanced services and increase convenience to our customers, we have made various revisions, such as in rates and the provision of discounted services. For example, we introduced the flat-rate domestic voice service to our subscribers and the packet flat-rate services for LTE (Xi) subscribers. We also introduced a fixed amount discount from monthly usage rates set for each equipment type. As additional new fee plans for flat-rate domestic voice services, we also introduced “Kake-hodai & Pake-aeru,” which allows for the sharing of packet telecommunications data volume among family members or the same company or organization, “Zutto DOCOMO Wari,” a discount service for long-term customers, and “U25 Ouen Wari” a discount plan for customers 25 up to years of age. In addition, in connection with the commencement of our provision of the “docomo Hikari” optical-fiber broadband service, we launched “docomo Hikari Pack”, which provides the “docomo Hikari” optical-fiber broadband service together with smartphones or mobile phones, on March 1, 2015.

However, we cannot be certain that these rate revisions and discounted services will enable us to acquire new and maintain existing subscriptions. Also, the subscription ratio for various discount services or the trend in migration to flat-rate services may not be in line with the expectations of our corporate group, and our ARPU may decrease more than projected. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. In addition, in order to reinforce our managerial structure, we are promoting increased efficiency related to our network, sales and services, research and development and narrowing our product line-up to concentrate resources. The push toward greater efficiency, however, may not proceed as expected, and costs may not be optimized as anticipated due to intense competition from other service providers and changes in the market environment.

These foregoing factors may have a material adverse effect on our financial condition and operating results.

*1	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering its services and that delivers content services using the communication infrastructure of other companies.
*2	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.
*3	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

We view increases in revenue as an important factor in our future growth. We aim to increase revenue by, for instance, promoting the more widespread use of i-mode services, of smartphone services such as sp-mode, “dmenu” and “dmarket,” and of LTE (Xi) services, as well as the expansion of the use of packet communications and other data communications in relation to such services and cloud services like “Shabette-Concier” and the like. Moreover, we look to increase returns through initiatives in new business areas based on the convergence of various businesses and services, such as finance/payment, commerce, medical/healthcare, Machine-to-Machine (“M2M”)/IoT*1, environment/energy and education/learning with the aim of “realizing a smart life” as another important factor in future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth.

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

•

Manufacturers and content providers will steadily create and offer products including FOMA (W-CDMA) and LTE (Xi) handsets, handsets compatible with services we provide, software such as the operating systems and applications necessary to encourage the use of smartphone services, as well as content in a timely fashion and at appropriate prices;

•

Demand in the market for mobile handsets will be as we envision and, as a result, our handset procurement costs will be reduced, we will be able to offer our handsets at appropriate prices, and we will not hold excess inventory;

•

Our current and future services, including ISP services such as i-mode, sp-mode, fee plans and discounted services for use of voice and packet communications, intelligent services like “Shabette-Concier,” the storage services like photo collection, the services on “dmarket” such as “dTV,” “dhits” and “dmagazine,” and initiatives for new market creation through the convergence with various businesses, including financial and payment services like “DCMX,” commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd. and medical/healthcare services run by docomo Health Care, Inc. and Nihon Ultmarc Inc. will be attractive to existing and potential subscribers and achieve continued or new growth;

•

As the foundation of our company’s strategy and services, the increase in the number of smartphone users and the larger customer base resulting from docomo ID will grow according to our business plans;

•	The services provided by our corporate group, based on an open platform system, will not be surpassed by more competitive and sought after services provided by other service providers;

•	To expand services with improved data communication speed enabled by LTE*2/LTE-Advanced*3 and other technology as planned; and

If the development of our corporate group’s new services or forms of use is limited or if development costs are more than anticipated, it may have a material adverse effect on our financial condition and results of operations.

*1	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2	Abbreviation for Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.
*3	A more sophisticated mobile communication system, whose standardization to 3GPP, is progressing while maintaining technical compatibility with LTE.

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

Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Regulations to accelerate competition in the handset area, such as SIM unlocking regulations;

•	Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as i-mode and sp-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as i-mode or sp-mode;

•

Regulations that would prohibit or restrict the provision of discounted services by our corporate group premised on continuous usage term agreements, including cancellation charges like that for the “Type Xi Ninen” and the like;

•	Introduction of a system allowing for the cancellation of mobile phone subscriptions early in the contract period;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Regulations on the sale, promotion, pricing and others for “docomo Hikari” and other optical-fiber services realized by the wholesale services of NTT East and NTT West;

•	Fair competition measures to promote new entry by MVNOs;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Review of the structure of the NTT group, which includes our group; and

•

Other measures, including the fair competition review system for promoting broadband dissemination directed toward us, NTT East and NTT West or the revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

In addition to the above proposed changes that may impact the mobile communications business, we may be impacted by a variety of laws, regulations, and systems inside and outside of Japan. For example, in response to an increase in the number of subscriptions or in the traffic* per subscriber, we have proceeded with the enhancement of our telecommunications facilities in order to ensure and improve our service quality. As a result, we are using an increasing amount of electricity. Moreover, we are implementing measures directed towards reducing greenhouse gas emissions, including deployment of low-power consumption devices and efficient power generators. However, with the implementation of regulations and other measures aimed at reducing greenhouse gas emissions, our cost burdens may increase, and this may have an adverse effect on our financial condition and results of operations. Also, the financial condition and operating results of our corporate group may be adversely affected by the increased cost of maintaining and operating the facilities we require for providing our services on account of electricity cost increases due to high fuel prices. In July 2010 the “Dodd–Frank Wall Street Reform and Consumer Protection Act” was signed into law in the United States. Based on this, the U.S. Securities and Exchange Commission established rules in August 2012 requiring listed companies that use designated minerals in their products to disclose whether such minerals come from the Democratic Republic of the Congo and adjoining countries. The implementation of these rules could have an adverse effect on our financial condition and operating results in the form of higher costs arising from expense of conducting the research needed for regulatory compliance or from an increase in the prices of materials that use such minerals.

Further still, in order to ensure new sources of revenue, we are pursuing initiatives to create new value through the convergence of mobile services with various services and industries, including finance/payment, commerce, medical/healthcare, M2M/IoT, environment/energy, education/learning and other fields through equity participation and partnerships. Therefore, we are vulnerable to the impact of laws, regulations and systems specific to new services, operations and areas of business, in addition to the laws, regulations and systems applicable to the mobile communications business. If such laws, regulations, or systems are implemented, they may work as constraints on our group’s business operations, and this may have an adverse effect on our group’s financial condition and corporate performance.

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

*	The total volume of transmissions.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

One of the principal limitations on a mobile communication network’s capacity is the available radio frequency spectrum we can use. There are limitations in the spectrum and facilities available to us to provide our services. As a result, in certain parts of metropolitan Tokyo and Osaka, such as areas near major train stations, our mobile communication network operates at or near the maximum capacity of its available spectrum during peak usage periods, which may cause reduced service quality.

Furthermore, with the number of subscriptions and traffic per subscriber increasing, our service quality may decline if we cannot obtain the necessary allocation of spectrum from the Japanese government for the smooth operation of our business.

Even though our corporate group plans to establish specified base stations to use the allocated 700MHz band as soon as the operating conditions are met, if measures for acceleration (acceleration measures for termination) of the transfer of existing FPU* and specified radio microphones that are currently using this spectrum do not proceed as anticipated, our corporate group may not be able to operate the mobile communication network smoothly, service quality may decline, and additional expenses may arise.

Although we are working to improve the efficiency of our spectrum use through technology such as LTE/LTE-Advanced, including migration to LTE and other measures and to acquire additional spectrum, we may be unable to avoid a reduced quality of services.

In addition, due to the limited processing capacity of our base stations, switching facilities, and other equipment necessary for providing services, the quality of the services we provide may also decrease during peak usage periods if our subscription base dramatically increases or the volume of content such as images and music provided through our networks significantly expands. Also, in relation to our FOMA and LTE (Xi) services, the growth in the number of service subscribers and traffic per subscriber could significantly exceed our expectations due to the proliferation of smartphones and tablets as well as data communication devices for PCs. Furthermore, some of the software that runs on smartphones and tablets could result in greater use of control signals (the signals exchanged between devices and the network) in order to establish and terminate communications, and could therefore put a greater-than-anticipated burden on our facilities. If it becomes impossible to process such traffic using our existing equipment, service quality may deteriorate, communication interruptions may arise and the cost of investing in equipment to address these issues could increase.

We are endeavoring to reinforce the network foundation in order to cope with future increases in smartphone traffic. If unforeseen circumstances should arise, such as communication interruptions due to an increase in the number of subscribers and traffic and/or control signals per subscriber, and we are not able to address such problems sufficiently and in a timely manner, our ability to provide mobile communication services could be constrained or we could lose customers’ trust, and as a result, we could lose subscribers to our competitors. At the same time, the cost of investing in equipment to address these issues could increase, and this could materially affect our financial condition and results of operations.

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

However, there can be no assurance that we will be able to maintain or enhance the value or performance of the past or future investments or joint ventures established, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. In our investments in new business fields outside of the mobile telecommunication business, such as finance/payment, commerce, medical/healthcare, M2M/IoT, environment/energy, education/learning and the like, anticipated synergies may not be realized due to uncertain and unforeseeable ancillary factors, as we have little experience in such new fields of business, and these factors may have an impact on our strategy. Furthermore, losses may arise due to dissolution or divestiture of investments, alliances and collaborations.

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

Various functions are mounted on the mobile handsets we provide. Additionally, a large number of vendors, including our partners and other companies, provide services via the mobile handsets that we provide. If any problems arise due to the imperfection in a product or service provided by the Company or by another vendor such as technological problems in the handsets provided by us or by outside vendors or in software or systems, or if any other failures, defects, or losses arise, such problems could diminish our credibility or corporate image, lead to an increase in cancellations of subscriptions, or result in an increase in expenses for indemnity payments to subscribers, and our financial condition or results of operations may be affected. Furthermore in an effort to ensure new sources of revenue, we are pursuing initiatives toward the expansion of new businesses through the convergence of mobile service with various other services and industries, including finance/payment, commerce, medical/healthcare, M2M/IoT, environment/energy and education/learning. Should problems arise due to the imperfection in such products or services, they could diminish our credibility or corporate image and our financial condition or results of operations may be affected. Certain events may lead to a decrease in our credibility and corporate image, an increase in cancellations of subscriptions or increased costs. The following are possible examples of such events:

•	Malfunctions, defects or breakdowns in any of the various functions built into our handsets;

•	Malfunctions, defects or failures in the software and systems necessary for the services we provide;

•	Malfunctions, defects or failures in handsets or services originating from imperfection in services of other parties;

•	Leaks or losses of information, e-money, reward points, or content due to malfunctions, defects or failures in handsets, software, or systems or imperfection in services of other parties;

•	Improper use of information, e-money, credit functions and reward points by third parties due to a loss or theft of handsets;

•	Improper access or misuse of customer information/data stored on handsets or servers, such as usage histories and balances, by a third party;

•	Inadequate and inappropriate management of e-money, credit functions, reward points, or other data by companies with which we make alliances or collaborate;

•

Harm or losses to customers due to defects in products or services offered through an e-commerce business such as a home shopping service, or products and services offered on one of our platforms, such as “dmenu” or “dmarket”; or

•

Harm or loss to customers due to imperfections in products and services in the new fields such as finance/payment, commerce, medical/healthcare, M2M/IoT, environment/energy and education/learning that we provide as part of our effort to expand the new business fields.

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

For example, there are cases of unsolicited bulk e-mails being sent through our e-mail services, including docomo mail, sp-mode mail, i-mode mail and SMS. Despite our extensive efforts to address this issue caused by unsolicited bulk e-mails, including notifying our subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with our handsets and suspending our services to companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been rooted out. If our subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and may damage our corporate image, leading to a reduction in the number of sp-mode or i-mode subscriptions.

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

*	Abbreviation for Consumer Generated Media. Media which is created by consumers over the Internet, such as Social Networking Services (“SNS”).

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

Through various media sources and the internet, information has been disseminated indicating that there is concern about whether radio wave emissions from mobile handsets and other wireless telecommunications devices may adversely affect people’s health or may interfere with electronic medical devices including hearing aids and cardiac pacemakers. Such concerns about the possible risks associated with wireless telecommunication devices could adversely affect our corporate image, financial condition, and results of operations through increased cancellations by existing cellular subscribers, reduced subscriber growth, reduced usage per subscriber, and the introduction of new regulations or restrictions or litigation. The radio emissions from our cellular handsets and base stations comply with the electromagnetic safety guidelines established by the Japanese government, which are equivalent to the international guidelines of the International Commission on Non-Ionizing Radiation Protection, which are endorsed by the World Health Organization “WHO.” The WHO has also stated that if the level of the radio emissions from mobile devices is lower than the international guidelines, it will not affect the health of their users and others. Research and studies on the effect of radio wave emissions on people’s health are being conducted by foreign research institutes such as the WHO and the Ministry of Internal Affairs and Communication, or the MIC. While no evidence of an adverse effect on people’s health has been found as of yet, there can be no assurance that, going forward a link between radio wave emissions and health problems will not be identified in the results of future research or studies.

Furthermore, MIC and the Electromagnetic Compatibility Conference Japan have confirmed that electronic medical devices such as cardiac pacemakers can be affected by electromagnetic interference from cellular phones and other wireless equipment, and has created guidelines on safe usage to provide information to the general public. We are working to provide information to ensure that our subscribers are sufficiently aware of these precautions when using cellular phones. There is a possibility that modifications to regulations and new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, NTT, could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2015, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (currently the MIC) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2015, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our Board of Directors is authorized to issue 13,374,228,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our members of the board of directors, executive officers or audit & supervisory board members.

We are a limited liability, joint stock corporation incorporated under the laws of Japan. Most of our members of the board of directors, executive officers and audit & supervisory board members reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Rights of shareholders under Japanese law may be different from rights of shareholders in jurisdictions within the United States.

Our Articles of Incorporation, Regulations of the Board of Directors and the Companies Act of Japan (Kaishaho, or Companies Act) govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from those that would apply to a company incorporated in a jurisdiction within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

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

We are a joint stock corporation organized under the Companies Act. We were incorporated and registered in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO, INC. since June 2010). Our corporate head office is at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. Our telephone number is 81-3-5156-1111. We have no agent in the United States in connection with this annual report.

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group is one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the Ministry of Posts and Telecommunications (currently the MIC), we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region which remained with us) to our 8 regional subsidiaries. However, the other 8 regional subsidiaries were merged into our company as the surviving company in July 2008.

For a discussion of recent and current capital expenditures, please see “B. Liquidity and Capital Resources—Capital Expenditures” in Item 5.

B.	Business Overview

1. Business Overview

We are a mobile telecommunications carrier belonging to the NTT group, for which NTT serves as the holding company. We currently provide mobile telephone services over our LTE and W-CDMA networks. We have approximately 66,595 thousand subscribers and a domestic market share* of 43.6%.

*	Domestic PHS services subscriptions are not included in the market share calculations.

Together with our 173 subsidiaries and 31 affiliates, we conduct business as the NTT DOCOMO group. Our major subsidiaries and affiliates as of March 31, 2015 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries*1*2: 12
DOCOMO CS Chugoku, Inc.	100%
DOCOMO CS Hokkaido, Inc.	100%
DOCOMO CS Hokuriku, Inc.	100%
DOCOMO CS, Inc.	100%
DOCOMO CS Kansai, Inc.	100%
DOCOMO CS Kyushu, Inc.	100%
DOCOMO CS Shikoku, Inc.	100%
DOCOMO CS Tohoku, Inc.	100%
DOCOMO CS Tokai, Inc.	100%
DOCOMO Support, Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 161
ABC Cooking Studio Co.,Ltd.	51.0%
Buongiorno S.p.A.	100%
DOCOMO ANIME STORE, INC.	60.0%
DOCOMO Capital, Inc.	100%
DOCOMO Communications Laboratories Europe GmbH	100%
DOCOMO Datacom, Inc.	66.2%
DOCOMO Deutschland GmbH	100%
docomo Healthcare, Inc.	66.0%
DOCOMO interTouch Pte. Ltd.	100%
DOCOMO PACIFIC, INC.	100%
D2C Inc.	51.0%
e Engineering, Inc.	100%
MAGASeek Corporation	75.0%
MCV Guam Holding Corp.	100%
mmbi, Inc.	60.5%
net mobile AG	87.4%
Nihon Ultmarc Inc.	77.5%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
PacketVideo Corporation	81.8%
Radishbo-ya Co., Ltd.	90.0%
Tower Records Japan Inc.	50.3%
and other subsidiaries
Affiliates: 31
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Limited.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Broadband Platform, Inc.	22.0%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	8.6%
Robi Axiata Limited	8.4%

Name	Percentage Voting Interest
Sumitomo Mitsui Card Company, Limited.	34.0%
Tata Teleservices Limited *3	26.5%
ZENRIN DataCom Co., Ltd.	18.1%
and other affiliates

*1	These service subsidiaries provide operational services such as call center and agency support operations, communication network construction, maintenance operations and corporate sales to NTT DOCOMO, INC.
*2	In efforts to further improve customer services provided locally, operational services which until now were provided by 25 business-entrusted subsidiaries across Japan reorganized in 12 subsidiaries including DOCOMO CS, Inc. as of July 1, 2014.
*3	On April 25, 2014, DOCOMO’s Board of Directors resolved to exercise its option to sell DOCOMO’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (“TTSL”) as soon as the conditions for such exercise are met, and the options were exercised on July 7, 2014. Although repeatedly discussed, the failure to perform obligations according to the shareholder agreement led to a petition for arbitration based on an inter-shareholder agreement with Tata Sons Limited, which is the holding company of the Tata Group, as the respondent on January 3, 2015. For more details, please see “D. Trend Information” in Item 5.

During the fiscal year ended March 31, 2015, we realigned our five operating segments—which consisted of a mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses—into three operating segments, which consist of telecommunications business, smart life business and other businesses in order to clearly define our business management of telecommunications domains, where we are taking steps to reinforce our competitiveness, and the smart life domains where we are striving for further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The telecommunications business includes those from mobile phone services (LTE (Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and equipment sales related to these services. Combined, this accounted for the greater part of our operating revenues for the fiscal year ended March 31, 2015.

The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives.

The other businesses primarily includes “Mobile Device Protection Service,” as well as the development, sale and maintenance of IT systems.

We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2013*	2014*	2015
Telecommunications business	¥3,923,754	¥3,827,328	¥3,654,565
Smart life business	294,156	356,783	436,997
Other businesses	272,440	302,224	319,815

*	The figures for 2013 and 2014 reflect the realignment of business segments effectuated during the fiscal year ended March 31, 2015.

For more details of our business segment information, please see “A. Operating Results—Segment Information” in Item 5.

•	Competitive Environment

In the Japanese mobile communications market, in addition to the rapid proliferation and expansion in use of smartphones, tablets and other function-rich mobile devices, due to the government’s policy of promoting of the spread of Mobile Virtual Network Operators (“MVNOs”) and other factors, various new market participants are expected to continue to enter the market and many new services are expected to continue to be invented.

There are presently three mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”) and SoftBank Corp. and its subsidiaries (“SOFTBANK group”). As of March 31, 2015, we had a market share of 43.6%, KDDI group had a market share of 28.5% and SOFTBANK group had a market share of 27.9%.

As of March 31, 2015 we had approximately 66,595 thousand cellular subscribers, an increase of 3,490 thousand from the end of the previous fiscal year. Also, our cellular churn rate for March 2015 was 0.71%.

Although future growth of new subscribers for conventional voice use is expected to be limited as the penetration rate rises and the population declines, in recent years, the development of new markets for products such as demand for second devices such as tablets and mobile Wi-Fi routers, in addition to embedded communication modules, and rising numbers of subscribers due to an increase in corporate subscriptions, have helped drive growth in new subscriptions.

The number of cellular subscriptions for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Thousands
	Year ended March 31,
	2013	2014	2015
Cellular subscriptions *[1]	61,536	63,105	66,595
LTE (Xi) subscriptions	11,566	21,965	30,744
FOMA subscriptions *[1]	49,970	41,140	35,851
Estimated market share of total subscriptions	45.2%	43.8%	43.6%
Subscription growth rate	2.3%	2.6%	5.5%
Average monthly churn rate *[1]*[2]	0.82%	0.87%	0.71%

*1	The number of cellular subscriptions and FOMA subscriptions includes communication module services subscriptions.
*2

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

*active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Furthermore, Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, NTT unveiled its “Hikari Collaboration Model”—a new wholesale business model for its fiber access services. As this enables telecommunications operators and a wide range of other market participants to provide services utilizing fiber connections, the competition in the market is expected to intensify even further, transcending the traditional boundaries of the telecommunications business.

Due to government regulations, we are prohibited from partnering exclusively within the NTT group, and we have been unable to partner with NTT group companies to provide packages of mobile phone and fixed communication services or offer discount services such as those which have become popular among rival companies in recent years.

Meanwhile, by accepting the wholesaling of fiber access services provided by NTT East and NTT West, it has become possible to provide optical-fiber broadband service ourselves from March 2015, we launched the “docomo Hikari” service (DOCOMO’s optical-fiber broadband service) and “docomo Hikari Pack,” making the first step in our journey for offering new added value through the convergence of fixed-line and mobile communications services.

Although our business environment is severe, as stated above, due to the market environment, regulations and changes in our business model, we are endeavoring to strengthen our competitiveness based on the business strategy described below.

•	Business Strategy

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Partner for smart life” of our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.”

In April 28, 2015, we announced our medium-term initiatives and the Business Management Policies for FY2015 (year ending March 31, 2016).

Initiatives for the medium-term

To respond to customer needs on an ongoing basis, we will implement initiatives for “co-creation”—an effort to create new added value together with various external partners by constantly evolving the format of collaboration.

1)	Roll-out of “+d”

As presented in “Medium-Term Vision 2015,” we have hitherto worked on new value creation centered on mobile communications by pursuing convergence with other industries and services. Going forward, we will further advance these undertakings and embark on a new initiative dubbed “+d”—a joint value creation initiative that we plan to promote together with partners, making available to our partners our own business assets, such as our payment platform and point program, etc. To further accelerate this initiative, we will standardize the names of the various services that we offer. In the new arrangement, our services will begin with the letter “d,” so customers can easily appreciate the various DOCOMO services that they can utilize.

2)	Co-Creation of Social Values

We will also work to offer new values to various partners, further evolving the forms of collaboration, which have so far been centered on value creation for consumers. Specifically, in the areas of “IoT,” “Regional Revitalization,” “2020*,” and “Solution of Social Issues,” we will strive to create new services and businesses in collaboration with partners utilizing the assets of both parties, with the goal of capturing new revenue opportunities in new domains that transcend the confines of our current industries or business formats.

Through the abovementioned initiatives, we will aim to expand the smart life business and other businesses while accommodating customer requirements.

*	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity develop various new products and services to capture this anticipated increase in demand.

FY2015 Business Management Policies

We developed our FY2015 Business Management Policies, positioning FY2015 as the year of making a solid step toward the achievement of our medium-term growth. Considering the attainment of operating income target a matter of utmost importance, we will take actions aimed at increasing our telecommunications services revenues, expanding the smart life business and other businesses and improving our cost efficiency.

1)	Actions Aimed at Increasing Telecommunications Services Revenues

-	Facilitate subscriptions to new billing plan and “docomo Hikari” service, and strengthen retention measures

-	Boost packet revenues by encouraging subscriber migration to larger data buckets

2)	Actions Aimed at Expansion of Smart Life Business and Other Businesses

-	Accelerate measures aimed at expanding the adoption of “dmarket” and other services, and expand our sphere of service by adding home offerings

-	Cultivate new demand by stepping up enterprise sales, and step up B2B2C* offerings

3)	Cost Efficiency Improvement

-	Reinforcement of “PREMIUM 4G” service and more efficient use of capital expenditures

-	Rigorous cost efficiency improvements through structural reforms

We will continue to engage ourselves in co-creation of added value for customers in collaboration with partners, so that what is perceived as new today can be taken for granted in the future.

*	Abbreviation for Business to Business to Consumer: a business arrangement in which an entity supports the consumer business of another company.

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE Development

In December 2010, we launched LTE service for data communications devices. In November 2011, we expanded the service to smartphones. We continue our efforts to take advantage of our experience and expertise as a LTE service pioneer to build a robust network pursuing “breadth,” “speed” and “convenience.” We are endeavoring to provide a high quality communications environment offering faster speeds and broader reach in future.

In the fiscal year ended March 31, 2015, the total number of LTE base stations was increased to 97,400 stations from 55,300 stations as of March 31, 2014 to further improve the area coverage of our LTE service.

We offer high-speed LTE service that realizes a maximum download speed of 150Mbps in the Tokyo, Nagoya and Osaka metropolitan areas. Also, in pursuit of further enhancement of transmission speeds, we increased the number of LTE base stations compatible with a maximum download speed of 100Mbps or higher to 57,700 stations from 3,500 stations as of March 31, 2014.

In March 2015, we launched the “PREMIUM 4G” service that delivers downlink speeds of up to 225Mbps using the LTE-Advanced system, which incorporates “carrier aggregation *1,” “advanced C-RAN *2” and other technologies that realize further speed/capacity enhancements over LTE service.

*1	Technology that achieves improvement of data transmission speed by aggregating multiple carriers
*2	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

•	Spectrum Use Status

The MIC has allocated a total bandwidth of approximately 530MHz as radio frequencies available for use for LTE/W-CDMA networks (3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz, 700MHz and 2GHzTDD). Of this, we have been allocated 6 frequency bands—3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 800MHz and 700MHz—to operate our networks.

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

700MHz Band:

With regard to our plan to open specified base stations to be used for the 700MHz band, approval was received from the Minister of MIC in June 2012. In addition, the Association of 700MHz Frequency Promotion was established by 4 operators (NTT DOCOMO, Inc., KDDI Corporation, eAccess Ltd. (currently SoftBank Mobile Corp.) and Okinawa Cellular Telephone Company) that were approved at the same time. Together with the appropriate transfer of new frequency bands to existing licensees currently using the frequencies, receiver measures for overland digital TV broadcasts are being implemented. We plan to start providing LTE services as of the first quarter of fiscal year 2015 for the 10MHz x 2 allocated in the 700MHz band.

3.5GHz Band:

With regard to our plan to open specified base stations to be used for the 3.5GHz band, approval was received from the Minister of MIC in December 2014. We intend to commence the provision of TDD-format LTE services in the 40MHz (TDD) block allocated in the 3.5GHz band from October 2016.

•	Effort to Assure Stable Network Quality

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

To expand our smartphone user base and to facilitate the adoption of multiple devices by a single user in order to meet the diverse needs of customers, we have strived to enrich our product lineup. In the fiscal year ended March 31, 2015, we introduced 17 smartphone models, 9 tablet models, 8 feature phone models and 3 data communication device models, and sold approximately 23,751 thousand units. Sales of each type of device are discussed below.

•	Smartphones/Tablets

Our 2014 summer collection smartphones are equipped with various DOCOMO-specific features including voice calls using “VoLTE*1” technology and an emergency power-saving mode. The Android smartphones in our 2014-2015 winter/spring collection are all equipped with “VoLTE” compatibility. All handset models carry “high-resolution audio*2” featuring sound quality exceeding music CDs. In addition, we expanded the lineup of devices to meet the diverse needs of customers, including commencement of sales of the latest model of popular iPhone and iPad in September and October 2014 respectively.

As a result of the above, the number of smartphones and tablets sold was 14.6 million units, an increase of 0.81 million units over the number sold last term, reaching approximately 60% of total sales for the fiscal year ended March 31, 2015.

*1	Abbreviation for Voice over LTE
*2	A generic term to describe music data and music player equipment that realize audio quality superior to general music CD.

•	Data Communications Devices

We offer a wide range of data communication devices for selection, depending on usage, including mobile Wi-Fi routers, USB data cards, and the like.

We introduced a USB data card as a part of our 2014 summer collection and also introduced two mobile Wi-Fi routers, as a part of our 2014-2015 winter/spring collection, that have built-in LTE Advanced capability, a technology that supports download speeds of up to 225 Mbps.

In addition, our communication modules can be used in various situations in everyday life and business situations, such as for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing contents to information posting systems, managing inventory for vending machines and managing payment with mobile devices.

•	Other Communications Devices

As a “Partner for a Smart Life” for each and every customer, we offer a diverse range of communications devices to make customers’ lives more secure, safe, convenient and comfortable.

In December 2014, we launched a transmitter able to send the user’s heart rate to a smartphone by linking with a wearable training data measurement device utilizing a new material called “hitoe.”

In addition, in April 2015, we released the “Docotch,” a wearable device in the form of a wristwatch, enabling the condition of children and their surroundings to be checked. We have also released special devices for pets, etc.

4. Services

By providing superior sound quality voice services through “VoLTE” and introducing the “docomo Hikari” optical-fiber broadband service, we are endeavoring to further increase the convenience of communication services and create value through the provision of new services combining “docomo Hikari” with smartphones and mobile phones. We also enriched our “dmarket” portal that offers a wide variety of convenient content, and pursued collaboration and alliances with external partners to provide new services in various sectors.

•	Telecommunications Services

Mobile Phone Services

We currently offer voice, data, and other value-added services through our LTE (Xi) and FOMA services.

As a result of our efforts to improve the contents and services for smartphones as well as expand the smartphone market, LTE (Xi) service subscriptions rose to approximately 30,744 thousand as of March 31, 2015.

In addition, other main services among mobile phone services include international services such as international calling service and international roaming service, public wireless LAN service “docomo Wi-Fi,” services for corporate customers such as “Office Link,” a service that allows mobile phones to be used as internal lines, “Business Mopera Anshin Manager,” which enables the unified control of corporate mobile phones, and a satellite cell phone service. A summary of the principal initiatives in other main services among mobile phone services implemented during the fiscal year ended March 31, 2015, is provided below:

•

In June 2014, we were the first telecommunication carrier in Japan to commence a new LTE-based voice communications service, “VoLTE” which delivers more stable and superior sound quality compared to conventional voice calling service.

•	We commenced the trial service of “docomo Wi-Fi for visitor” which enables foreign travelers visiting Japan to utilize “docomo Wi-Fi” service.

•

To enable overseas travelers to utilize LTE service even more comfortably, we worked on LTE international roaming coverage expansion and increased the number of LTE roaming destinations to 43 countries and regions as of March 31, 2015.

Optical-fiber Broadband Service

In order to provide broadband communications environment to allow users to enjoy high-speed service both indoors and outdoors, in March 2015, we commenced “docomo Hikari” service—our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps, and simultaneously launched “docomo Hikari Pack”—a bundle package that allows users to use “docomo Hikari” broadband service and smartphones/docomo feature phones at affordable rates.

We provide one-stop service for the full range of services including optical-fiber broadband, Internet access and mobile phone services. Hence, we serve as a customer’s single point of contact for every need, from service-related inquiries to after-sales support, thereby enhancing customers’ convenience and comfort using high-speed communications services.

Furthermore, with the provision of “docomo Hikari,” we also began to provide Internet access service “docomo net,” and support services “Hikari Remote Support,” “Hikari On-site Support” which enables “docomo Hikari” to be used with a greater sense of security.

For more information, see Item 4.B-5 “Tariffs,” which contains the details of charges for “docomo Hikari” and “docomo Hikari Pack.”

•	Initiatives to Become a “Partner for Smart Life”

Initiatives Aimed at “dmarket” Enrichment and Expansion of User Base

To expand the adoption of DOCOMO-operated content market, “dmarket” services among a broader range of users, we have added new content and implemented various initiatives aimed at increasing its subscriber base.

The principal actions we undertook during the fiscal year ended March 31, 2015 are summarized below:

•

We launched a new home food delivery service, “ddelivery.” With this service, users can search restaurants/menus and place orders using voice command via our “Shabette-Concier” voice agent service, and also make payments using docomo Points.

•

We launched “dmagazine” electronic magazine service, which provides users with unlimited access to wide-ranging genres of magazines and/or individual articles from smartphone/tablets for a flat monthly fee.

•

We extended the free trial period of “dvideo,” “danime store,” “dhits,” and “dmagazine,” to allow customers to try out and appreciate the attractiveness of these services offered through our “dmarket” portal.

As a result of the abovementioned measures, the combined number of “dmarket” store subscriptions* reached 10 million in January 2015, and grew further to 11.88 million as of March 31 2015. Furthermore, in May 2015, we launched “dGourmet” service, which provides basic cooking lessons, food-related information such as recipes and restaurant rankings, and coupons.

*	Total number of users using “dvideo,” “danime store,” “dhits,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

Lineup of “dmarket” services

Service	Service Overview
danime store	Flat-rate animated video distribution service

dapple & review	Site offering review of popular apps on Google Play

dkids	Flat-rate distribution service of educational content for children

dcreators	Online market enabling the sale and purchase of hand-made items

dGourmet*1	Distribution service of information and coupons related to foods

dgame	Site offering Web-based games*2 and app-based games

dshopping	Online shopping service for food, daily necessities, electrical appliances and other goods

ddelivery	Home food delivery service

dtravel	Site for booking accommodation at hotels and Japanese inns

dhits	Flat-rate music distribution service

dvideo*[3]	Flat-rate video/movie distribution service

d fashion	Fashion e-commerce site

dbook	Electronic book store enabling viewing of manga, novels and how-to books

dmagazine	Flat-rate electronic magazine distribution service

dmusic	Music download service

*1	Service started on May 28, 2015.
*2	Games that can be enjoyed anywhere with an Internet connection and without the need to install applications.
*3	Service name was changed from “dvideo” to “dTV” on April 22, 2015.

To deliver “Smart Life” experience, we aim to drive innovation and create new value and new markets through the convergence of mobile devices with various industries and services by collaborating with alliance partners, especially in fields that offer great synergy with our mobile business, including “dmarket.” In the fiscal year ended March 31, 2015, we engaged in the following initiatives centered on lifestyle-related services.

•

We introduced a new service dubbed “Runtastic for docomo,” a training support service developed jointly with runtastic GmbH, which measures and manages user’s heart rate and other body data using the “hitoe” wearable measurement device in conjunction with a dedicated application.

•

DOCOMO, NTT Urban Development Corporation, NTT Data Corporation and NTT Facilities, Inc. pooled the management resources of the four companies to establish the joint venture “DOCOMO BIKESHARE, INC.,” which provides cycle sharing services, in February 2015.

•

We partnered with Japan Best Rescue System Co., Ltd. to launch “Home Anshin Partner,” which provides support for trouble in various aspects of everyday life such as plumbing and locks, in addition to housekeeping services, in March 2015.

•

The overseas version of “Hanashite Hon’yaku” automatic translation application for smartphones and tablet devices, which translates spoken Japanese into a number of foreign languages and vice versa, has been launched under the service name of “Jspeak,” targeting travelers from abroad visiting Japan.

•

DOCOMO, SYSTRAN INTERNATIONAL Co., Ltd. and FueTrek Co., Ltd. established Mirai Translate, Inc., a joint venture to develop and market machine translation technology and services with the highest accuracy in the industry, in October 2014.

The actions we have undertaken in our principal business fields are as follows:

Finance/Payment Services

We are developing finance and payment businesses, utilizing the unique properties of mobile communications and credit functionality.

As principal initiatives, working in collaboration with affiliate Sumitomo Mitsui Card Co., Ltd., we operate the credit brand “iD” that uses a contactless chip embedded in mobile phones/credit card. Furthermore, we also provide “DCMX mini,” payment service for mobile phones “iD” users, and “DCMX,” credit card payment service that operates on the “iD” platform.

Shopping Services(Commerce)

In addition to expanding “dmarket,” our subsidiaries are developing shopping services.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
OAK LAWN MARKETING, INC.	Mail order sales business using media centered on television

Radishbo-ya Co., Ltd.	Member-based home delivery services offering organic and low-pesticide vegetables and additive-free foods

Tower Records Japan Inc.	Sale of music software such as CDs and DVDs

Services to Support Our Customers’ Daily Lives

We are developing life support business related to medical/healthcare, cuisine and dining, utilizing the unique properties of mobile communications.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
docomo Healthcare, Inc.*	Proposal of lifestyles based on data obtained through smartphones and health equipment, and creation of business opportunities in the healthcare service market by collaborating with partner companies on products

Nihon Ultmarc Inc.	Provision of a medical database (MDB) relating to healthcare-related companies including pharmaceutical companies, authentication and information services to medical personnel

ABC Cooking Studio Co., Ltd.	Operation of the ABC Cooking Studio cooking school and mail order sales of ingredients and cooking utensils

*	Joint venture with OMRON HEALTHCARE Co., Ltd.

Furthermore, to deliver “Smart Life” experience in other domain of the three above, we are operating “NOTTV,” Japan’s first broadcasting station for smartphones provided via storage-based broadcasting through our subsidiary mmbi and offer four real-time broadcasting channels (as of March 31, 2015) for interactive programs made up of 24-hour news, etc. and storage type broadcasting by combining broadcasting and communication.

Other Initiatives

•

As of September 2014, the combined total of subscriptions to the “Osusume Pack,” which bundles the “Sugotoku-Contents” and other recommended services that allow customers to utilize their smartphones in various convenient ways, and the “Anshin Pack,” which combines the “Mobile Device Protection Service” and various other services designed to ensure worry-free use of smartphones, broke through the 10 million mark.

•

We established the “gacco” site providing Japan’s first Massive Open Online Courses (MOOC*) and provided courses aimed at the development of data scientists. We also plan to offer courses enabling a broad range of learning spanning basic technology in information security to legal systems, and aim to develop human resources for fields with heightening social needs.

•

We are operating DOCOMO Innovation Village, a startup support program for venture companies and organizations with innovative service technologies. Additionally, in the fiscal year ended March 31, 2015, we established a new program purposed for the strengthen of the venture companies partnership, and strived to boost initiative.

*	A form of open learning provided by universities, etc. in which anyone can participate at no cost via the Internet.

M2M/IoT Business

We are involved in businesses that install communication modules in cars, provide information services for car navigation and combine various types of equipment with mobile communications. A summary of the “M2M*1” services we implemented during the fiscal year ended March 31, 2015, is provided below:

•

We entered into an agreement with Tesla Motors, Inc. to provide the in-vehicle information/communication platform and data connectivity for its Model S electric vehicles marketed in Japan. In addition, we hosted “DOCOMO Automobile Business Solution Summit” and implemented other measures aimed at fostering and expanding new businesses through the convergence of automobiles and “IoT*2.”

•	We entered into a basic agreement for business alliance with Vodafone Group Plc to address the delivery of M2M services with the aim of strengthening corporate marketing to global accounts.

•	As a SIM card to be embedded in M2M-enabled machines, we started offering Japan’s first eSIM*3 that can store not only DOCOMO’s phone number but also the phone number of overseas carriers.

The principal actions we have undertaken are as follows:

•

Through an alliance with Pioneer Corporation, which is a leading company in car electronics, we provide “Docomo DriveNet Navi,” a car navigation service for smartphone users, and “Docomo DriveNet Info,” a service for supporting car life.

•

Utilizing the platform of Jasper Technologies, we provide companies operating businesses inside and outside Japan with the “docomo M2M Platform,” which enables centralized management of docomo lines and overseas telecommunications carriers’ lines for communication modules embedded in vehicles, construction equipment and information devices.

*1	Abbreviation for Machine-to-Machine. A system that automatically handles the communication between servers or other equipment and various devices installed with communications capability such as vehicles, vending machines, and information appliances, etc.
*2	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*3	Abbreviation for Embedded Subscriber Identity Module.

Global Expansion

We make investments in and form partnerships with overseas mobile operators and various market participants in different business domains with the long-term aim of strengthening our global competitiveness.

In regards to investments in mobile operators, we aim to achieve financial returns by strengthening the business foundations of our investment partners through supporting their businesses and to achieve synergies with our partners. In addition, through investment in various overseas companies in recent years, we have been making efforts to build a global open platform and promote various services that fully take into consideration the special characteristics of countries and regions. Our recent efforts in the application layer are shown below.

Recent Investment in the application layer

Investment Target	Investment Date	Business Overview
net mobile AG	November 2009	Mobile content delivery platform business and billing/payment business for telecommunications carriers mainly in Europe

VMG Media Joint Stock Company	August 2011	Provision of content and content management platform in Vietnam

Buongiorno S.p.A.	August 2012	Provision and operation of mobile content delivery and platform service

MCV Guam Holding Corp.	May 2013	Cable television business, Internet access business and fixed telephone business in Guam

fine trade gmbh	October 2013	Payment service for online sales

5. Tariffs

•	Mobile Communications Charge

Our cellular services revenues are generated primarily from fixed basic monthly charges, voice communication charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls, charges for data communication services and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Act and guidelines set by the Japanese government, which currently allow mobile network operators to set their own tariffs without government’s approval.

Currently, monthly charges paid by our cellular subscribers who use our handsets with voice communication subscriptions consist mainly of (i) a basic monthly charge, (ii) voice communication charges (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services. Monthly charges paid by our subscribers who use data communication dedicated plans, including tablets users, consist mainly of (iii) data communication charges, (iv) a mobile ISP charge, and (v) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with items (i) to (iii) are described below.

•	Basic Monthly Charge for Voice Communication Service and Voice Communication Charges

Since June 2014, we have offered a new billing plan, “Kake-hodai” for the LTE (Xi) service and FOMA service, which enables subscribers to make nationwide voice calls for a flat monthly rate regardless of the number or length of calls.

In addition, we continue to offer existing monthly pay-as-you-go rate plans to FOMA service subscribers, most of which include a certain amount of free communications. The rate differs depending on the plan selected by the customer.

•	Data Communication Charges

In June 2014, we began to offer a new billing plan for data services called “Pake-aeru,” which enables LTE (Xi) and FOMA customers to share monthly data quotas among the same group of family members or corporate users. By choosing “Pake-aeru” plan that corresponds to the estimated monthly data quantity to be used by a family or the corporate users, the service enables the division of the data usage among multiple contract lines.

The billing plan consists mainly of three plans for single users (2GB, 5GB and 8GB) and four plans for families (10GB, 15GB, 20GB and 30GB).

If the data usage in a month exceeds the monthly data quota, users can pay an additional set fee for each 1GB of data or transmission speed is lowered to 128kbps until the end of that month.

On the other hand, our previous LTE (Xi) flat-rate data plans, for which we already ceased to accept a new subscription, have data usage thresholds of 3GB or 7GB. If the data usage in a month exceeds the thresholds, users can pay an additional set fee for each 2GB of data or transmission speed is lowered to 128kbps until the end of that month.

The new billing plan has enjoyed favorable reviews from early on, with its total subscriptions topping 20 million in a year after its launch.

•	Optical-fiber Broadband Service Charge

In March 2015, we started an optical-fiber broadband service called “docomo Hikari,” which offers individuals and companies unlimited Internet connections through optical-fiber cables at speeds of up to 1Gbps.

Currently, monthly charges paid by our optical-fiber broadband service subscribers consist mainly of (i) a basic monthly charge for optical-fiber broadband service, (ii) monthly ISP charges, and (iii) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with items (i) and (ii) are described below.

Two types of billing packages are available—ISP Charge-inclusive Package and Standalone Package. ISP Charge-inclusive Package includes Internet connection service of partner ISPs for selection by the subscriber. Customers also can select Standalone Package that only covers the “docomo Hikari,” optical-fiber broadband service, which requires an additional contract with any ISP for Internet access. In each plan, charges differ by residential type—either detached house or apartment.

We also introduced a new discount plan, called “docomo Hikari Pack,” which is bundled with existing mobile basic monthly charges, called “Kake-hodai Plan” and “Data Plan,” to provide mobile subscribers and subscribers of “docomo Hikari” with further discounts.

A wide range of discounts based on DOCOMO mobile users’ data quotas will be available, with especially attractive offers for those with higher data quotas.

In addition, we launched the “Hikari Sumaho Wari,” an additional discount offered to smartphones or tablets subscribers to the “Hikari Share Pack” in the “docomo Hikari Pack” in case they are new subscribers or subscribers switching from other carriers with the same number using mobile number portability (MNP). The discount is applied to the mobile basic monthly charge.

Furthermore, “Zutto DOCOMO Wari” discounts for subscribers who have been with DOCOMO for at least five years and “U25 Ouen Wari” discounts for customers up to age 25 can be applied to “docomo Hikari Pack” for further discounts.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country of Japan. The shops that deal with our products and services are operated by various distributors, and as of March 31, 2015, there were 2,399 docomo Shops nationwide. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2015, the number of such shops was approximately 4,300 (excluding docomo Shops). In addition to the face-to-face channel, we have established online shopping and 10 call-centers nationwide (as of March 31, 2015) and consider these channels to be important to improving convenience for our customers. For smartphones and “docomo Hikari,” we have established exclusive call centers and are enhancing the support system for customer care.

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

After-sales Support

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

“Anshin Remote Support” service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location.

•	“Hikari Remote Support” providing support for operation and configuration of PCs, PC peripherals and software through dedicated operators and dedicated tools.

•	“Hikari On-site Support” in which dedicated staff visit the customer’s home to provide support for operation and configuration of PCs, PC peripherals and software.

•	Area quality improvements based on proposals and methods for improvement tailored to circumstances, in response to specific requests for area improvement from customers.

•

“Mobile Device Protection Service” and “Mobile Device Protection Service for iPhone & iPad” provide comprehensive coverage for problems related to mobile handsets such as water exposure, loss or malfunction.

The number of subscribers to “Anshin Remote Support” topped 10 million in February 2015.

7. Research and Development

In our base located in the Yokosuka Research Park, we engage in research and development of basic technology, mobile communication systems and a wide variety of new products and services. As part of our ongoing research and development and in order to continue to improve our devices, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We are also working with major manufacturers of our products and network equipment.

In order to address technology innovations overseas, we have established research centers in the United States, Germany and China. Together with DOCOMO Capital, Inc. and DOCOMO Innovations, Inc., we are also aligned with venture companies in North America for the purpose of investing in ventures that develop advanced and innovative technologies that can be applied to mobile communication services.

Furthermore, we also conduct collaborative research with various universities inside and outside Japan. In the collaborative research field, we have been involved in technological exchanges in connection with 4G and 5G mobile communication systems and other advanced research.

The results of our recent development in addition to the development of “VoLTE,” and major technologies used in LTE-Advanced such as “carrier aggregation” and “Advanced C-RAN,” are as follows:

•	Technology Put to Practical Use During the Fiscal Year Ended March 31, 2015

•

For “i-concier” and “Shabette-Concier,” we developed new functions such as a function to enable those applications to display more accurate information to a user by studying the user’s preferences, usage history and others or a function that allows to have uninterrupted smooth chat with “Shabette-Chara.”

•	Technical Developments to be Implemented

•

We are the first mobile telecommunications carrier in Japan to succeed in substantiation experiments of VoLTE international roaming connections between Japan and Korea, and Japan and the United States.

•

To aim for commercial implementation by March 2016, we have begun experimentation and development of network virtualization technology, with six major global vendors, to improve network connection during peak times of network communication traffic.

•	We developed a small authentication device, the “portable SIM,” which connects to the network simply by being held over a smartphone or tablet.

•	We developed “Double Power Control” technology that controls power usage giving priority to surplus solar power and night-time power, and introduced it to green base stations used for field testing.

•	Future Technology Initiatives

•

In order to provide the most advanced communications network by 2020, we are engaged in 5G research in cooperation with the major global vendors with the aim of achieving mobile communications speed exceeding 10Gbps, an enhancement of LTE service to have about 1,000 times greater capacity, and handling of an increase in terminals with the permeation of IoT communications and of diverse services. During the fiscal year ended March 31, 2015, we succeeded in data communications of at least 5Gbps when receiving in indoor tests and at least 4.5Gbps when receiving in outdoor test.

•

In order to offer advice to our customers on the prevention and treatment of lifestyle-related diseases on an individual basis, we developed a wearable device for measuring the biological gas component (acetone) that is naturally emitted by the skin and serves as an indicator of combustion of body fat. Furthermore, in order to establish a method for the prevention and early detection of certain illnesses, we have begun joint research, with Tohoku University, which is the first of its kind to utilize our company’s mobile healthcare technology and analytic technology for genomes and the like owned by Tohoku University.

•

We have established a joint venture company, Mirai Translate, Inc., with SYSTRAN INTERNATIONAL Co., Ltd. and FueTrek Co., Ltd. We are proceeding with research with the aim of developing translation technology that has the world’s highest level of machine translation accuracy and the provision of software and services using this technology in order to realize a world free of language barriers to respond to the further increase in foreign visitors to Japan, overseas travel by Japanese and overseas expansion by Japanese companies expected to occur by 2020.

8. Regulations

The MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We and other mobile telecommunication service providers are regulated by the MIC primarily under the Telecommunications Business Act. We and other mobile telecommunication service providers are also subject to the Radio Act. We, however, are not subject to regulation under the Act on Nippon Telegraph and Telephone Corporation. etc. (“NTT Act”).

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

By the revision of the Ordinance for Enforcement of the Telecommunications Business in 2012, the criteria for designating Category II telecommunications facilities were expanded to include those of carriers with a share of more than 10% (formerly 25%), and as a result SOFTBANK MOBILE was designated by the public notice of the MIC as a carrier who installs Category II telecommunications facilities in addition to KDDI and Okinawa Cellular in December 2012. In April 2015, SOFTBANK MOBILE, Softbank Telecom, Softbank BB and Y! Mobile merged into one entity called new “Softbank Mobile.” The new “Softbank Mobile” was designated as a carrier who installs Category II telecommunications facilities, resulting in all MNO*s currently providing services (excluding Broad band Wireless Access or Personal Handy-phone System operators) being designated as carriers who install Category II telecommunications facilities.

*	MNO (Mobile Network Operator) refers to a business operator providing mobile telecommunications services by locating or operating radio stations for such services by themselves.

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

In December 2014, the Information and Communications Council of the MIC issued a report in which the Council concluded the regulation of prohibited activity on mobile telecommunication industry should be relaxed. In response to the report, an amendment to the Telecommunications Business Act was enacted and promulgated in May 2015. The amendment will become effective from a date to be designated within one year from the promulgation. Once the amendment comes into force, we believe we will be able to collaborate exclusively with specific business partners (excluding some of our group companies specified by the MIC separately) and to create diverse services through the utilization of information and communications technologies by coordinating with a variety of companies inside and outside Japan, which we expect will contribute to the improvement of convenience for customers and the improvement of our international competitiveness.

Obligation to provide MVNOs with telecommunications services

With a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNOs, the MIC has formulated “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO.” Under the Guidelines, whether wholesale telecommunications services are to be provided by an MNO to an MVNO, or whether there will be an interconnection between an MNO and MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Introduction of BodySAR regulations

Bearing in mind the penetration of wireless devices used for purposes other than voice communications, such as smart phones, among others, and the penetration of devices with multiple forms of wireless mechanisms that transmit radio waves at the same time, the MIC introduced a system that provides for expansion of the permissible limit of the Specific Absorption Rate (SAR), which had previously been set mainly for the head area, to include almost the entire body in order to ensure the safety of these devices according to standardized international assessment methods.

9. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2015. The government of Japan, in the name of the Minister of Finance, owned 34.91% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2015, we conduct our day-to-day business operations independently of NTT and its other subsidiaries. All transactions between us and each of NTT and its subsidiaries and affiliates are conducted with fair and appropriate distance. In the year ended March 31, 2015, we had sales of ¥47,129 million to NTT and its subsidiaries and had cost of services, selling, general and administrative expenses and capital expenditures of ¥221,906 million, ¥201,829 million and ¥59,925 million, respectively, to NTT and its other subsidiaries, compared to sales of ¥43,872 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥215,968 million, ¥198,288 million and ¥75,768 million, respectively, in the year ended March 31, 2014. We also had accounts receivable of ¥5,735 million from NTT and its subsidiaries and payables of ¥75,197 million to NTT and its subsidiaries as of March 31, 2015, compared to ¥5,058 million and ¥79,077 million as of March 31, 2014.

In order to ensure fair competition in the mobile telecommunication business, the Ministry of Posts and Telecommunications (currently the MIC) in April 1992 established the following conditions of separation on NTT, which was then operating fixed line telephone services, and us, which remain applicable:

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

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of member of the board of directors and audit & supervisory board members, and appropriation of dividends from retained earnings; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Mr. Takashi Nakamura, a full-time employee of NTT, serves part-time on our board of directors.

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

For information regarding certain transactions with NTT FINANCE CORPORATION (“NTT FINANCE”), in which NTT and its subsidiaries collectively own 99.9% of the voting interest, see Item 7.B. “Related Party Transactions” and Note 15 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

10. Legal Proceedings

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

C.    Organizational Structure

As of March 31, 2015, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest wireless telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2015.

D.    Property, Plant and Equipment

Our property includes buildings which contain wireless telecommunication equipment. As of March 31, 2015, we and our regional offices owned 3,741,558 square meters of land and 1,702,668 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2015, we leased 9,573,101 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Market Trend

•	Operating Results for the fiscal year ended March 31, 2015

•	Operating Results for the fiscal year ended March 31, 2014

•	Segment Information

•	Operating Trends and Prospects for the fiscal year ending March 31, 2016

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Trend Information

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

G. Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

A. Operating Results

Overview

We are the largest cellular network operator in Japan with a total subscription of 66.60 million, which represented 43.6% of all cellular subscriptions in Japan as of March 31, 2015. We earn revenues and generate cash primarily by offering mobile communications services and mobile handset sales. In mobile communications services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our packet communications network. In addition to mobile communications services and mobile handset sales, we provide telecommunications services such as optical-fiber broadband service, satellite communications services and international services. To make “Smart Life” a reality, we provide smart life services such as video and music distribution, electronic books and other services offered through our “dmarket” portal, finance/payment services, shopping services and various other services to support our customers’ daily lives. We also provide “Mobile Device Protection Service,” development, sales and maintenance of IT systems and others.

Japan’s telecommunications sector has seen dramatic change in its market structure.

In May 2014, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for its fiber access service. As this enables telecommunications operators and a wide range of other players to provide services utilizing fiber connections, competition transcending the traditional boundaries of telecommunications market is starting.

Within the mobile communications market, the trend towards market entry by various players and the emergence of new services is expected to gather momentum due to the rapid proliferation and expanded use of smartphones, tablets and other function-rich mobile devices as well as the government’s pro-competition policy and other factors.

Amid these changes in the market environment, in the fiscal year ended March 31, 2015, to strengthen our competitiveness in the mobile communications domains, we launched a new billing plan, “Kake-hodai & Pake-aeru,” while continuing to enhance our network through LTE services and introducing highly functional and attractive devices (handsets). With respect to our efforts in the smart life business and other businesses, we strived to further enrich our “dmarket” portal, facilitated collaboration and alliances with various partners and expanded new services that are expected to sustain customers’ “smart life.” Meanwhile, we reorganized our corporate group and internal organizations to establish a structure that can deliver enhanced customer services, and shifting of human resources to high-priority areas (the smart life and enterprise businesses) in an effort to solidify our business foundation. As a result of these endeavors, we were awarded high scores for both our consumer and enterprise offerings in the customer satisfaction surveys conducted by external institutions, and improved our performance in the acquisition of net additions, churn rate and other indicators in mobile communications services.

Furthermore, in March 2015, toward the goals of “delivering one-stop service for both mobile and fixed-line communications,” “realizing smart home services” and “boosting the competitiveness of our core mobile business,” we launched the “docomo Hikari” service (our optical-fiber broadband service) and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and our mobile phone service at affordable rates, making the first step in our journey to offering new added value through the convergence of fixed-line and mobile communications services.

For the fiscal year ended March 31, 2015, operating revenues decreased by ¥77.8 billion from the prior fiscal year to ¥4,383.4 billion due mainly to the expanded impact from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch, which more than offset the increase in revenues from equipment sales, smart life business and other businesses.

Operating expenses increased by ¥102.3 billion from the prior fiscal year to ¥3,744.3 billion, due mainly to a rise in revenue-linked expenses such as cost of equipment sold and other factors despite our ongoing cost reduction efforts.

As a result of the foregoing we recorded operating income of ¥639.1 billion, a decrease of ¥180.1 billion from the prior fiscal year.

Income before income taxes and equity in net income (losses) of affiliates was ¥643.9 billion, and net income attributable to NTT DOCOMO, INC. was ¥410.1 billion, recording a decrease of ¥54.6 billion from the prior fiscal year.

We will continue to engage ourselves in co-creation of added value for customers in collaboration with partners, so that what is perceived as new today can be taken for granted in the future.

Market Trend

In the section below, Japan’s telecommunications sector are analyzed from the perspectives of the trends in the market, technical developments/services and regulatory environment.

Market

According to an announcement by the Telecommunications Carriers Association and cellular network operators, the mobile communications market in Japan saw a 8.68 million net increase in cellular subscriptions for the fiscal year ended March 31, 2015. The total number of cellular subscriptions in Japan grew to 152.70 million as of March 31, 2015, which represented a market penetration rate of approximately 120%. The growth prospect of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by an increase in subscriptions achieved through stimulation of demand for secondary devices such as tablet devices and mobile Wi-Fi routers, the development of new markets such as embedded communication modules, and an increase in corporate subscriptions. Consequently, the annual growth rate of cellular subscriptions was 6.1%, 5.9% and 6.0% for the years ended March 31, 2013, 2014 and 2015, respectively.

As of March 31, 2015, cellular services were provided in Japan by three network operators, including us, and their group companies. In addition to providing cellular services, the network operators also procure mobile phones and other communications devices compatible with their communications services from manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, all network operators in Japan have introduced the LTE*1 system, a mobile communications standard developed as an extension to the third-generation mobile communications (3G) system and LTE subscribers including users shifting from 3G have been increasing rapidly. The total number of subscriptions to our LTE(Xi) service reached 30.74 million as of March 31, 2015, increasing sharply from 21.97 million as of March 31, 2014. In addition, driven by an increase in subscribers to LTE(Xi) services, the sales of smartphones have recorded a remarkable increase in recent years. During the fiscal year ended March 31, 2015, we sold a total of 14.60 million smartphone units, which accounted for over 60% of the total number of our annual device sales and approximately 90% of smartphone users enjoy LTE(Xi) services. We expect this trend of expanded subscriptions to our LTE(Xi) service and smartphone sales to continue going forward.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions to devices used primarily for voice communication, data usage has been increasing owing to the expanded uptake of smartphones and offering various billing plans for packet access to meet customers’ diverse requirement and high-speed data services. Furthermore, new market opportunities are beginning to emerge in such areas as content and applications for smartphones. Meanwhile, promotion of penetration of MVNO*2 services is being advocated under government policies and we expect a diverse range of players to have plans to enter the market in the future as well. Mobile phone users are actively switching operators using the Mobile Number Portability (MNP) system commenced in 2006. In addition, with the use of open platform devices like smartphones and tablets becoming increasingly widespread, OTT*3 players, offer competitive services and thus the competition in the Japan’s mobile communications market is expected to remain fierce.

Demands on network operators to secure sufficient network capacity to accommodate the growing data traffic due to increasing use of smartphones have been mounting. As one way of addressing rising data traffic, it is expected that adoption of LTE-Advanced*4 technology enabling even higher speeds and capacities for LTE services will increase among network operators. We began providing LTE-Advanced services in March 2015 under the service name “PREMIUM 4G.”

*1	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project (“3GPP”).
*2	Abbreviation of Mobile Virtual Network Operator. A business that borrows the wireless communication infrastructure of other companies to provide services.
*3	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering their services and that delivers content services using the communication infrastructure of other companies.
*4	A more sophisticated mobile communication system, whose standardization to 3GPP, is progressing while maintaining technical compatibility with LTE.

Technical developments/Services

In June 2014, amid challenging market conditions, to deliver a diverse range of advanced services and to improve the convenience of our subscribers, we began offering a new billing plan, “Kake-hodai & Pake-aeru,” to our subscribers. This new billing plan consists of the four principal services of a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users age 25 or younger. Price competition is expected to continue in the future, as other operators have introduced similar flat-rate domestic voice calling plans.

Innovations in internet technology may have a material impact on the mobile communications industry including ourselves. IP (Internet Protocol) telephony, which is a form of voice communications based on IP technology, has already become a popular means of communications in fixed-line services as a result of the broad penetration of local broadband access, and the use of applications that enable voice communication over IP technology on smartphones has also become prevalent. In addition, there are moves by some cellular operators to introduce voice over LTE networks (“VoLTE”) that enable voice communication over LTE technology and IP technology and we started offering Japan’s first VoLTE service in June 2014. Because VoLTE offers greater spectral efficiency and superior voice communications quality, the adoption of VoLTE may expand to full scale in the mobile communications industry in the future.

In addition, in response to the start of wholesaling of fiber access services by NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, we launched the “docomo Hikari” service (our optical-fiber broadband service) and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and our mobile phone service at affordable rates in March 2015. However, since it is possible for a diverse range of players, not just network operators, to provide similar services using optical-fiber and to offer discounts on bundles with mobile communications and fixed-line communications, the business environment could grow more competitive beyond the existing boundaries of the telecommunications market.

Regulatory environment

We and other cellular network operators in Japan receive the allocation of radio spectrum from government entities and are subject to regulations under the Japanese Telecommunications Business Act, Radio Act and other applicable laws. Japan’s mobile communications industry, in recent years, has seen significant progress in deregulation on many fronts including tariff-related regulations. An amendment to the Telecommunications Business Act was enacted in May 2015. Once implemented, that amendment of the act would greatly ease the prohibitions that apply to NTT DOCOMO, INC. and it is expected that it would permit NTT DOCOMO, INC. to cooperate freely with various partners in the same way that other mobile network operators can. The amendments also would introduce rules intended to protect consumers. The consumer protection policies would apply to all communication businesses, not just us, and each company would be required to interact with consumers in accordance with those regulations. Further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent cellular network operators including ourselves.

While, as outlined above, the business environment in which we operate is a tough one in terms of market conditions, regulations, changes in business models, and other factors, we continue to strive to improve our competitive strength and increase earnings.

Operating Results for the fiscal year ended March 31, 2015

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2015. The tables below describe selected data from our consolidated statements of income for the fiscal years ended March 31, 2015 and 2014:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2014	2015	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥2,963,980	¥2,747,155	¥(216,825)	(7.3)%
Mobile communications services revenues	2,955,788	2,736,649	(219,139)	(7.4)%
–Voice revenues (1)	1,065,196	883,844	(181,352)	(17.0)%
–Packet communications revenues	1,890,592	1,852,805	(37,787)	(2.0)%
Optical-fiber broadband service and other telecommunications services revenues (2)	8,192	10,506	2,314	28.2%
Equipment sales	872,000	904,089	32,089	3.7%
Other operating revenues (2)	625,223	732,153	106,930	17.1%

Total operating revenues	4,461,203	4,383,397	(77,806)	(1.7)%

Operating expenses:
Cost of services	1,059,619	1,159,514	99,895	9.4%
Cost of equipment sold	785,209	853,062	67,853	8.6%
Depreciation and amortization	718,694	659,787	(58,907)	(8.2)%
Impairment loss	—	30,161	30,161	—
Selling, general and administrative	1,078,482	1,041,802	(36,680)	(3.4)%

Total operating expenses	3,642,004	3,744,326	102,322	2.8%

Operating income	819,199	639,071	(180,128)	(22.0)%
Other income (expense), net	13,850	4,812	(9,038)	(65.3)%

Income before income taxes and equity in net income (losses) of affiliates	833,049	643,883	(189,166)	(22.7)%
Income taxes	307,979	238,067	(69,912)	(22.7)%

Income before equity in net income (losses) of affiliates	525,070	405,816	(119,254)	(22.7)%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(69,117)	(7,782)	61,335	88.7%

Net income	455,953	398,034	(57,919)	(12.7)%
Less: Net (income) loss attributable to noncontrolling interests	8,776	12,059	3,283	37.4%

Net income attributable to NTT DOCOMO, INC.	¥464,729	¥410,093	¥(54,636)	(11.8)%

(1)	Inclusive of circuit switched data communications
(2)	With the introduction of “Optical-fiber service and other telecommunications service revenues” in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal year ended March 31, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.” The amount of the reclassification is ¥8,192 million for the fiscal year ended March 31, 2014.

Analysis of operating results for the fiscal year ended March 31, 2015 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2015, were ¥4,383.4 billion, a decrease of ¥77.8 billion or 1.7% from ¥4,461.2 billion for the prior fiscal year. Telecommunications services revenues were ¥2,747.2 billion, decreasing by ¥216.8 billion or 7.3% compared to ¥2,964.0 billion for the prior fiscal year. Of these, mobile communications services revenues decreased by ¥219.1 billion or 7.4%, from the previous year’s figure of ¥2,955.8 billion, to ¥2,736.6 billion. Voice revenues decreased by ¥181.4 billion or 17.0% year on year to ¥883.8 billion from ¥1,065.2 billion for the prior fiscal year. The decline in voice revenues includes the expanded impact of the “Monthly Support” discounts of ¥73.1 billion and the impact of the shift of some FOMA users to lower-rate plans. “Monthly Support” is a service that provides up to 24 months of discounts from monthly service charges, in fixed amounts depending on device purchased, to subscribers using devices such as smartphones and tablets whose subscriptions satisfy certain conditions. Packet communications revenues recorded a decrease of ¥37.8 billion or 2.0% to ¥1,852.8 billion from ¥1,890.6 billion for the prior fiscal year. This decrease was due to the fact that the positive effects on revenues from the increase in LTE(Xi) service subscribers and aggressive sales promotion of smartphones and other devices were outweighed by the negative effects on revenues of the expanded impact of “Monthly Support” discounts and the negative impact caused by our new billing plan in the initial phase following its launch because the migration of our customers to the plan grew faster than expected. The negative impact on revenue due to the expanded “Monthly Support” discounts was ¥43.9 billion. The total number of LTE(Xi) service subscriptions as of March 31, 2015 grew to 30.74 million, and the total number of smartphones sold during the 12-month period through March 31, 2015 reached 14.60 million. As a result, the voice ARPU for the fiscal year ended March 31, 2015 dropped ¥230 or 16.3% to ¥1,180 from ¥1,410 for the prior fiscal year. The packet ARPU for the fiscal year ended March 31, 2015 was ¥2,600, down ¥100 or 3.7% from ¥2,700 for the prior fiscal year. Optical-fiber broadband service and other telecommunications services revenues increased by ¥2.3 billion or 28.2% from ¥8.2 billion in the prior fiscal year to ¥10.5 billion in the fiscal year ended March 31, 2015.

Equipment sales revenues increased by ¥32.1 billion or 3.7% to ¥904.1 billion for the fiscal year ended March 31, 2015 from ¥872.0 billion for the prior fiscal year, due to increased sales resulting from addition of new subscribers of devices, including smartphones, stimulation of demand for second devices through enhancement of the lineup of tablet devices and introduction of the new billing plan.

Other operating revenues increased by ¥106.9 billion or 17.1% from ¥625.2 billion for the prior fiscal year to ¥732.2 billion for the fiscal year ended March 31, 2015. The primary items comprising other operating revenues include revenues derived from shopping service, services to support our customers’ daily lives, “Mobile Device Protection Service,” services offered through “dmarket” portal, and credit services. The increase was driven mainly by the full-year consolidation of sales revenues from ABC Cooking Studio Co., Ltd., a subsidiary that we acquired in January, 2014 in order to expand the smart life business, increased revenues from “Mobile Device Protection Service” due to growth in the number of protection contracts, and increased revenues from “dmarket” resulting from an increase in subscribers of monthly subscription services in “dmarket” and an increase in sales of pay-per-view or -use content services of “dmarket.”

Operating expenses increased by ¥102.3 billion or 2.8% from ¥3,642.0 billion for the prior fiscal year to ¥3,744.3 billion for the fiscal year ended March 31, 2015.

Cost of services, which represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries, increased by ¥99.9 billion or 9.4% from ¥1,059.6 billion for the prior fiscal year to ¥1,159.5 billion for the fiscal year ended March 31, 2015, resulting from increased cost of services associated with increased revenues in the smart life business and other businesses, including the full-year consolidation of sales revenue from ABC Cooking Studio Co., Ltd., and an increase in charges for use of other companies’ telecommunications equipment in connection with a significant increase in the number of installations of LTE base stations in order to build a robust network.

Cost of equipment sold, which arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, increased by ¥67.9 billion or 8.6% to ¥853.1 billion from ¥785.2 billion for the prior fiscal year primarily as a result of strong sales of smartphones and tablets, whose procurement costs per unit are higher than for feature phone.

Depreciation and amortization expenses decreased by ¥58.9 billion or 8.2% to ¥659.8 billion from ¥718.7 billion for the prior fiscal year, resulting from the effects of a revision in the estimate of the expected useful life of certain software for telecommunications network and internal-use software as well as the effects of reduction in capital expenditures as a result of cost efficiency improvements.

Selling, general and administrative expenses decreased by ¥36.7 billion or 3.4% to ¥1,041.8 billion from ¥1,078.5 billion for prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to “docomo Points Service” customer loyalty program. The decline of selling, general and administrative expenses was due mainly to a decrease of ¥41.9 billion in commissions paid to agent resellers, offsetting an increase in advertising expenses of ¥3.6 billion in connection with the introduction of the new billing plan.

Impairment loss totaled ¥30.2 billion, due to reduction of the carrying value of multimedia broadcasting business for mobile devices assets to their fair value during the fiscal year ended March 31, 2015.

As described above, the increases in operating expenses other than selling, general and administrative expenses, and depreciation and amortization expenses exceeded the decreases in selling, general and administrative expenses, and depreciation and amortization expenses, which resulted in an increase in operating expenses.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2015 decreased by ¥180.1 billion or 22.0% from ¥819.2 billion for the prior fiscal year to ¥639.1 billion. Accordingly, the operating income margin dropped from 18.4% for the prior fiscal year to 14.6%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥4.8 billion as other income, net for the fiscal year ended March 31, 2015, reflecting a decrease of ¥9.0 billion, or 65.3% from the figure of ¥13.9 billion in the prior fiscal year. This was due mainly to the fact that net realized gains (losses) on dispositions of investments in affiliates and of marketable securities and other investments decreased from net realized gains of ¥3.7 billion to net realized losses of ¥0.2 billion from the prior fiscal year and the fact that foreign exchange gains, net, which totaled ¥4.4 billion in the prior fiscal year, fell to foreign exchange losses, net, of ¥0.4 billion in the fiscal year ended March 31, 2015.

As a result, income before income taxes and equity in net income (losses) of affiliates decreased by ¥189.2 billion or 22.7% to ¥643.9 billion for the fiscal year ended March 31, 2015 from ¥833.0 billion for the prior fiscal year.

Income taxes decreased by ¥69.9 billion or 22.7% from ¥308.0 billion for the fiscal year ended March 31, 2014 to ¥238.1 billion for the fiscal year ended March 31, 2015, resulting from a decrease in income before income taxes and equity in net income (losses) of affiliates. An effective income tax rate in both fiscal years is 37.0%.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates decreased by ¥61.3 billion or 88.7% to ¥7.8 billion for the fiscal year ended March 31, 2015 from ¥69.1 billion for the prior fiscal year. For both the fiscal years, the equity in losses of certain affiliates including Tata Teleservices Limited

(“TTSL”) was offsetting against the equity in income of other affiliates including Sumitomo Mitsui Card Co., Ltd. and Philippine Long Distance Telephone Company (“PLDT”). For the fiscal year ended March 31, 2015, the equity loss of TTSL decreased from the previous year due mainly to the fact that an additional impairment charge on TTSL amounting to ¥51.2 billion had been recorded in the prior fiscal year but was not recorded for the fiscal year ended March 31, 2015. See Note 6 concerning financial information for TTSL.

As a result of the foregoing, we reported ¥410.1 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥54.6 billion or 11.8% from ¥464.7 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2015 and 2014 are provided below:

	Years ended March 31
	2014	2015	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	63,105	66,595	3,490	5.5%
LTE(Xi) services	21,965	30,744	8,779	40.0%
FOMA services	41,140	35,851	(5,289)	(12.9)%
New Billing Plan	—	17,827	17,827	—
Market Share (%) (1)(2)	43.8	43.6	(0.2)	—
Aggregate ARPU (yen/month/subscription) (3)(6)	4,610	4,370	(240)	(5.2)%
Voice ARPU (4)	1,410	1,180	(230)	(16.3)%
Packet ARPU	2,700	2,600	(100)	(3.7)%
Smart ARPU	500	590	90	18.0%
MOU (minutes/month/subscription) (3)(5)(6)	109	112	3	2.8%
Churn Rate (%) (2)	0.87	0.71	(0.16)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription
(6)	Calculation Methods has been changed from the Fiscal Year Ended March 31, 2015. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2014 have also been changed.)

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
Sum of number of active subscriptions for each month* during the relevant period from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Operating Results for the fiscal year ended March 31, 2014

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2014. The tables below describe selected data from our consolidated statement of income for the fiscal years ended March 31, 2014 and 2013:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2013	2014	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥3,176,931	¥2,963,980	¥(212,951)	(6.7)%
Mobile communications services revenues	3,168,478	2,955,788	(212,690)	(6.7)%
–Voice revenues (1)	1,274,584	1,065,196	(209,388)	(16.4)%
–Packet communications revenues	1,893,894	1,890,592	(3,302)	(0.2)%
Optical-fiber broadband service and other telecommunications services revenues (2)	8,453	8,192	(261)	(3.1)%
Equipment sales	758,093	872,000	113,907	15.0%
Other operating revenues (2)	535,098	625,223	90,125	16.8%

Total operating revenues	4,470,122	4,461,203	(8,919)	(0.2)%

Operating expenses:
Cost of services	1,003,497	1,059,619	56,122	5.6%
Cost of equipment sold	767,536	785,209	17,673	2.3%
Depreciation and amortization	699,754	718,694	18,940	2.7%
Impairment loss	452	—	(452)	—
Selling, general and administrative	1,161,703	1,078,482	(83,221)	(7.2)%

Total operating expenses	3,632,942	3,642,004	9,062	0.2%

Operating income	837,180	819,199	(17,981)	(2.1)%
Other income (expense), net	(3,838)	13,850	17,688	—

Income before income taxes and equity in net income (losses) of affiliates	833,342	833,049	(293)	(0.0)%
Income taxes	323,059	307,979	(15,080)	(4.7)%

Income before equity in net income (losses) of affiliates	510,283	525,070	14,787	2.9%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(29,570)	(69,117)	(39,547)	(133.7)%

Net income	480,713	455,953	(24,760)	(5.2)%
Less: Net (income) loss attributable to noncontrolling interests	10,313	8,776	(1,537)	(14.9)%

Net income attributable to NTT DOCOMO, INC.	¥491,026	¥464,729	¥(26,297)	(5.4)%

(1)	Inclusive of circuit switched data communications
(2)	With the introduction of “Optical-fiber service and other telecommunications service revenues” in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal year ended March 31, 2013 and 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.” The amounts of the reclassification are ¥8,453 million and ¥8,192 million for the fiscal year ended March 31, 2013 and 2014.

Analysis of operating results for the fiscal year ended March 31, 2014 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2014, were ¥4,461.2 billion, a decrease of ¥8.9 billion or 0.2% from ¥4,470.1 billion for the prior fiscal year. Telecommunications services revenues were ¥2,964.0 billion, decreasing by ¥213.0 billion or 6.7% compared to ¥3,176.9 billion for the prior fiscal year. Of these, mobile communications services revenues were ¥2,955.8 billion, decreasing by ¥212.7 billion or 6.7% compared to ¥3,168.5 billion for the prior fiscal year. The year-on-year decrease in mobile communications services revenues was primarily attributable to the impact from the “Monthly Support” discount program. Voice revenues decreased by ¥209.4 billion or 16.4% year on year to ¥1,065.2 billion from ¥1,274.6 billion for the prior fiscal year. The decline in voice revenues excluding the impact of the “Monthly Support” discounts was ¥80.3 billion. Packet communications revenues recorded a decrease of ¥3.3 billion or 0.2% to ¥1,890.6 billion from ¥1,893.9 billion for the prior fiscal year. When calculated without the “Monthly Support” discount impact, packet communications revenues posted a growth of ¥121.2 billion. The growth of packet communications revenues (excluding the impact of “Monthly Support” discounts) was driven mainly by the increase in LTE(Xi) service subscriptions and expanded data usage resulting from aggressive sales promotion of smartphones and other devices. The total number of LTE(Xi) service subscriptions as of March 31, 2014 grew to 21.97 million, and the total number of smartphones sold during the 12-month period through March 31, 2014 reached 13.78 million. However, because the increase in packet communications revenues was not sufficient to completely offset the negative revenue impact of the “Monthly Support” discount program, which expanded by ¥253.6 billion over the prior fiscal year, the mobile communications services revenues recorded a year-on-year decrease. As a result, the voice ARPU for the fiscal year ended March 31, 2014 dropped ¥350 or 19.9% to ¥1,410 from ¥1,760 for the prior fiscal year. The packet ARPU for the fiscal year ended March 31, 2014 was ¥2,700, down ¥20 or 0.7% from ¥2,720 for the prior fiscal year. Optical-fiber broadband service and other telecommunications services revenues decreased by ¥0.3 billion or 3.1% from ¥8.5 billion in the prior fiscal year to ¥8.2 billion in the fiscal year ended March 31, 2014.

Equipment sales revenues increased by ¥113.9 billion or 15.0% to ¥872.0 billion for the fiscal year ended March 31, 2014 from ¥758.1 billion for the prior fiscal year, primarily due to a rise in sales price per- unit to resellers resulting from an increase in the ratio of the sales number of smartphones to the total as a result of commencement of sales of the popular iPhone*1 in September 2013 in addition to the Android Smartphones that we already sold.

Other operating revenues increased by ¥90.1 billion or 16.8% from ¥535.1 billion for the prior fiscal year to ¥625.2 billion for the fiscal year ended March 31, 2014. The increase in other operating revenues was mainly driven by an increase in revenues derived from the growth of subscriptions to various “dmarket” services which resulted in a significant increase in revenues from “dmarket” compared to the prior fiscal year. Full-year consolidations of sales revenues from Tower Records Japan Inc., and Buongiorno S.p.A. in Italy, subsidiaries that we acquired in July 2012 in order to expand the smart life business and other businesses, also contributed to this increase.

Operating expenses increased by ¥9.1 billion or 0.2% from ¥3,632.9 billion for the prior fiscal year to ¥3,642.0 billion for the fiscal year ended March 31, 2014.

Cost of services increased by ¥56.1 billion or 5.6% from ¥1,003.5 billion for the prior fiscal year to ¥1,059.6 billion for the fiscal year ended March 31, 2014 resulting from the rise in expenses for the expansion of smart life business and other businesses. Cost of equipment sold which arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, increased by ¥17.7 billion or 2.3% to ¥785.2 billion from ¥767.5 billion for the prior fiscal year primarily as a result of an increase in procurement cost per unit and the increase in the number of smartphones sold.

Depreciation and amortization expenses increased by ¥18.9 billion or 2.7% to ¥718.7 billion from ¥699.8 billion for the prior fiscal year resulting from a significant increase in the number of installations of base stations to improve the coverage of our LTE network and to reinforce our network facilities to accommodate the growth in data traffic.

Selling, general and administrative expenses decreased by ¥83.2 billion or 7.2% to ¥1,078.5 billion from ¥1,161.7 billion for the prior fiscal year. Selling, general and administrative expenses decreased overall as a result of cost efficiency improvement efforts aimed at further strengthening our management structure. In addition, “docomo Points Service”-related expenses, decreased by ¥9.2 billion as a result of the changes made to the terms of the “docomo Points Service,” commissions paid to agent resellers decreased by ¥11.3 billion and advertising expenses decreased by ¥8.9 billion, offsetting an increase in selling, general and administrative expenses which was driven primarily by consolidating full-year selling, general, and administrative expenses of Tower Records Japan Inc., and Buongiorno S.p.A. in Italy, subsidiaries that we acquired in July 2012.

Impairment losses decreased by ¥0.5 billion since none were recorded in the fiscal year ended March 31, 2014.

As described above, the increases in cost of services, cost of equipment sold and depreciation and amortization expenses exceeded the decreases in selling, general and administrative expenses, and impairment loss, which result in an increase of operating expenses.

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

Income taxes decreased by ¥15.1 billion to ¥308.0 billion for the fiscal year ended March 31, 2014, from ¥323.1 billion for the prior fiscal year, representing effective income tax rates of 37.0% and 38.8% for the fiscal years ended March 31, 2014 and March 31, 2013, respectively.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates increased by ¥39.5 billion or 133.7% to ¥69.1 billion for the fiscal year ended March 31, 2014 from ¥29.6 billion for the fiscal year ended March 31, 2013. For both the fiscal years, the equity in losses of certain affiliates including TTSL offset against the equity in income of other affiliates including PLDT. For the fiscal year ended March 31, 2014, the equity loss of TTSL increased from the previous year due mainly to an additional impairment charge of TTSL amounting to ¥51.2 billion as a result of the growing business risk of mobile network operators including an increase in cost to maintain or acquire frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. This resulted in a further downward revision of our estimated future cash flows of TTSL and we concluded that this further decline in value was other than temporary. Its decline in value was ¥6.8 billion in the previous year. The other reason for the increase in the equity loss of TTSL was attributable to an increase in the net loss of TTSL due mainly to an increase in its financial burden which was partially offset by the decrease in operating losses resulting from TTSL’s rationalization of the operation. See “Critical Accounting Policies and Estimates – Impairment of investments” for further discussion and analysis of the impairment of TTSL and see Note 6. For the fiscal year ended March 31, 2014, the equity income of PLDT increased from the previous year resulting primarily from the appreciation of the Philippine Peso which was the local currency of PLDT, against Japanese Yen in weighted average used for the conversion of income statement items into Japanese Yen during the fiscal year ended March 31, 2014 as compared with the prior fiscal year.

As a result of the foregoing, we reported ¥464.7 billion in net income attributable to NTT DOCOMO, INC., representing a decrease of ¥26.3 billion or 5.4% from ¥491.0 billion for the prior fiscal year.

*1:	TM and © 2015 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2014 and 2013 are provided below:

	Years ended March 31
	2013	2014	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	61,536	63,105	1,569	2.6%
LTE(Xi) services	11,566	21,965	10,399	89.9%
FOMA services	49,970	41,140	(8,830)	(17.7)%
Market Share (%) (1)(2)	45.2	43.8	(1.4)	—
Aggregate ARPU (yen/month/subscription) (3)(6)	4,900	4,610	(290)	(5.9)%
Voice ARPU (4)	1,760	1,410	(350)	(19.9)%
Packet ARPU	2,720	2,700	(20)	(0.7)%
Smart ARPU	420	500	80	19.0%
MOU (minutes/month/subscription) (3)(5)(6)	118	109	(9)	(7.6)%
Churn Rate (%) (2)	0.82	0.87	0.05	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators.
(2)	Data calculated including Communication Module Services subscriptions
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per subscription
(6)	Calculation Methods has been changed from the Fiscal Year Ended March 31, 2015. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2013 and 2014 have also been changed.)

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active subscriptions
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active subscriptions
Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / number of active subscriptions
Number of active subscriptions used in ARPU calculations is as follows:
Sum of number of active subscriptions for each month* during the relevant period from April to March
* Active subscriptions for each month = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Segment Information

General

We realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of telecommunications business, smart life business and other businesses from the fiscal year ended March 31, 2015 in order to clarify the responsibilities of management of the telecommunications business where we are taking steps to reinforce its competitiveness, and the smart life business where we are striving for creating new revenue sources through convergence of our telecommunications businesses with various industries and services for making customers’ lifestyle and businesses more secure, safe, convenient and efficient by delivering new value to society and creating new market.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through our “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Telecommunications business

	Millions of yen
	Years ended March 31
	2013	2014	2015	Increase (Decrease) 2014 vs 2013	Increase (Decrease) 2015 vs 2014
Segment operating revenues	¥3,923,754	¥3,827,328	¥3,654,565	¥(96,426)	¥(172,763)
Segment operating expenses	3,086,961	3,014,592	3,018,489	(72,369)	3,897

Segment operating income (loss)	¥836,793	¥812,736	¥636,076	¥(24,057)	¥(176,660)

Operating revenues in the telecommunications business segment are mainly derived from telecommunications services and equipment sales. For the fiscal year ended March 31, 2015, operating revenues from our telecommunications business segment decreased by ¥172.8 billion or 4.5% to ¥3,654.6 billion from ¥3,827.3 billion in the prior fiscal year. Telecommunications services revenues decreased by ¥218.0 billion or 7.4% to ¥2,714.4 billion from ¥2,932.5 billion in the prior fiscal year. Mobile communications service revenues, a part of telecommunications services revenues consisting of voice revenues and packet communications revenues, decreased by ¥220.2 or 7.5% in the fiscal year ended March 31, 2015 to ¥2,704.4 billion from ¥2,924.7 billion in the prior fiscal year. The decrease was due primarily to a greater impact of the “Monthly Support” discounts than in the prior fiscal year and the introduction of the new billing plans, which had a negative impact on revenues, due in part to a shift to new plans by subscribers who found it beneficial to switch to the new billing plans, with the anticipated positive effects of such billing plans, such as further penetration of a flat-rate domestic voice calling plan, an increase in data usage as customers purchase additional devices (such as tablets) to take advantage of data sharing plans, a reduction in churn rate and the acquisition of additional young subscribers, not yet having a significant positive impact on revenues. In addition, optical-fiber broadband service and other telecommunications services revenues, which represent revenues from optical-fiber broadband service, satellite communications services, overseas cable television services, and other sources, increased by ¥2.2 billion or 28.0% to ¥10.0 billion from ¥7.8 billion in the prior fiscal year. Since provision of optical-fiber broadband service began only recently in March 2015, these services have only a slight impact on revenues for the fiscal year ended March 31, 2015. At the same time, equipment sales revenues increased by ¥34.2 billion or 4.0% to ¥900.7 billion from ¥866.4 billion in the prior fiscal year, resulting from increasing equipment sales volume including sales of smartphones. Operating revenues of the telecommunications business segment represented 82.8% of total of segment operating revenues in the fiscal year ended March 31, 2015 and 85.3% in the prior fiscal year. Operating expenses in the telecommunications business segment increased by ¥3.9 billion or 0.1% to ¥3,018.5 billion from ¥3,014.6 billion in the prior fiscal year. This was due to an increase in cost of equipment sold in connection with an increase in strong sales of smartphones and tablets, whose procurement costs per unit are higher than for feature phones, and an increase in charges for other companies’ communications network in connection with a significant increase in the number of installations of our LTE base stations in order to build a robust network, even though depreciation and amortization expenses decreased due to a change in estimate of the expected useful life of certain software and commissions paid to agent resellers also decreased. As a result, the operating income of the telecommunications business segment in the fiscal year ended March 31, 2015 fell by ¥176.7 billion or 21.7% to ¥636.1 billion, from ¥812.7 billion in the prior fiscal year, due largely in part to the effects of the decrease in mobile communications service revenues.

For the fiscal year ended March 31, 2014, operating revenues from our telecommunications business segment decreased by ¥96.4 billion or 2.5% to ¥3,827.3 billion from ¥3,923.8 billion in the prior fiscal year. Telecommunications services revenues decreased by ¥127.3 billion or 4.2% to ¥2,932.5 billion from ¥3,059.8 billion in the prior fiscal year. Mobile communications services revenues, a part of telecommunications services revenues consisting of revenues from mobile-phone voice and packet communications, decreased by ¥129.6 billion or 4.2% to ¥2,924.7 billion from ¥3,054.3 billion in the prior fiscal year. The year-on-year decrease in mobile communications services revenues was mainly attributable to a decrease in voice revenues and the impact of the “Monthly Support” discount program. Equipment sales revenues increased by ¥118.9 billion or 15.9% to ¥866.4 billion from ¥747.5 billion in the prior fiscal year due to a rise in the per-unit sales to resellers resulting from an increase in the ratio of the sales number. Operating revenues from our telecommunications business segment represented 85.3% and 87.4% of total of segment operating revenues for the years ended March 31, 2014 and 2013, respectively. Operating expenses in our telecommunications business segment decreased by ¥72.4 billion or 2.3% to ¥3,014.6 billion in the fiscal year ended March 31, 2014, from ¥3,087.0 billion in the prior fiscal year due to a decrease in selling, general and administrative expenses driven by a reduction in “docomo Points Service”-related expenses resulting from the changes made to the terms of the “docomo Points Service” and other ongoing cost reduction efforts, despite an increase in depreciation and amortization expenses related to the upgrade of equipment for the LTE(Xi) service network. As a result, operating income from our telecommunications business in the fiscal year ended March 31, 2014 decreased by ¥24.1 billion or 2.9% to ¥812.7 billion from ¥836.8 billion in the prior fiscal year.

Analysis of the changes in revenues and expenses of our telecommunications business segment is also presented in “Operating Results for the fiscal year ended March 31, 2015,” “Operating Results for the fiscal year ended March 31, 2014” discussed above and “Operating Trends and Prospects for the fiscal year ending March 31, 2016” in the following section.

Smart life business

	Millions of yen
	Years ended March 31
	2013	2014	2015	Increase (Decrease) 2014 vs 2013	Increase (Decrease) 2015 vs 2014
Segment operating revenues	¥294,156	¥356,783	¥436,997	¥62,627	¥80,214
Segment operating expenses	279,018	344,978	440,893	65,960	95,915

Segment operating income (loss)	¥15,138	¥11,805	¥(3,896)	¥(3,333)	¥(15,701)

For the fiscal year ended March 31, 2015, operating revenues from smart life business segment increased by ¥80.2 billion or 22.5% to ¥437.0 billion from ¥356.8 billion in the prior fiscal year. The increase is primarily due to the fact that revenues for the entire fiscal year of ABC Cooking Studio Co., Ltd., which became a subsidiary in January 2014, were recorded for the fiscal year ended March 31, 2015, increase in revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers, and increase in revenues from “dmarket” resulting from an increase in subscribers of monthly subscription services in “dmarket” and an increase in sales of pay-per-view or -use content services of “dmarket.” Operating revenues of the smart life business segment represented 9.9% of total of segment operating revenues in the fiscal year ended March 31, 2015 and 8.0% in the prior fiscal year. Operating expenses in the smart life business segment increased by ¥95.9 billion or 27.8% from ¥345.0 billion in the prior fiscal year to ¥440.9 billion in the fiscal year ended March 31, 2015, due to the full-year consolidation of operating expenses from ABC Cooking Studio Co., Ltd. for the fiscal year ended March 31,

2015, an increase in revenue-linked expenses from the “Sugotoku-Contents,” “dmarket,” and other services, and impairment losses of ¥30.2 billion recorded in connection with multimedia broadcasting business for mobile devices assets. As a result, the operating income (loss) of the smart life business segment in the fiscal year ended March 31, 2015 fell by ¥15.7 billion to an operating loss of ¥3.9 billion, from operating income of ¥11.8 billion in the prior fiscal year. When the impairment loss of multimedia broadcasting business for mobile devices assets are excluded, the operating income of the smart life business segment increased by ¥14.5 billion or 122.5% from the prior fiscal year.

For the fiscal year ended March 31, 2014, operating revenues from our smart life business segment increased by ¥62.6 billion or 21.3% to ¥356.8 billion from ¥294.2 billion in the prior fiscal year. The increase in operating revenues was primarily due to an increase in revenue from “dmarket” and the full-year consolidation of the operating revenues and operating expenses from Tower Records Japan Inc., acquired in July 2012, and other acquisitions to expand the smart life business. Operating revenues from our smart life business segment represented 8.0% and 6.6% of total of segment operating revenues for the years ended March 31, 2014 and 2013, respectively. Operating expenses in our smart life business segment increased by ¥66.0 billion or 23.6% to ¥345.0 billion in the fiscal year ended March 31, 2014 from ¥279.0 billion in the prior fiscal year. The increase in operating expenses was primarily due to increases in expenses for enriching goods and services rendered in existing stores and expenses for launching new stores for “dmarket” portal in the initial phase following their launch. As a result, the operating income of the smart life business segment in the fiscal year ended March 31, 2014 decreased by ¥3.3 billion or 22.0% to ¥11.8 billion from ¥15.1 billion in the prior fiscal year.

Other businesses

	Millions of yen
	Years ended March 31
	2013	2014	2015	Increase (Decrease) 2014 vs 2013	Increase (Decrease) 2015 vs 2014
Segment operating revenues	¥272,440	¥302,224	¥319,815	¥29,784	¥17,591
Segment operating expenses	287,191	307,566	312,924	20,375	5,358

Segment operating income (loss)	¥(14,751)	¥(5,342)	¥6,891	¥9,409	¥12,233

Operating revenues from other businesses segment increased by ¥17.6 billion or 5.8% from ¥302.2 billion in the prior fiscal year to ¥319.8 billion for the fiscal year ended March 31, 2015. Operating revenues of the other businesses segment represented 7.2% of total of segment operating revenues in the fiscal year ended March 31, 2015 and 6.7% in the prior fiscal year. Operating expenses from other businesses segment increased by ¥5.4 billion or 1.7% from ¥307.6 billion in the prior fiscal year to ¥312.9 billion. The increases in operating revenues and operating expenses were primarily due to an increase in subscribers to “Mobile Device Protection Service.” Consequently, operating income (loss) from the other businesses segment for the fiscal year ended March 31, 2015 increased by ¥12.2 billion to an operating income of ¥6.9 billion from an operating loss of ¥5.3 billion in the prior fiscal year.

Operating revenues from other businesses increased by ¥29.8 billion or 10.9% to ¥302.2 billion for the fiscal year ended March 31, 2014, from ¥272.4 billion in the prior fiscal year. The increase in operating revenues was primarily due to an increase in subscribers to “Mobile Device Protection Service” and an increase in revenues from development, sales and maintenance of IT systems. Operating revenues from the other businesses segment represented 6.7% and 6.1% of total of segment operating revenues in the fiscal year ended March 31, 2014 and 2013. Operating expenses from other businesses segment increased by ¥20.4 billion or 7.1% from ¥287.2 billion in the prior fiscal year to ¥307.6 billion. The increase in operating expenses was primarily due to an increase in revenue-linked expenses. Operating loss from the other businesses segment for the fiscal year ended March 31, 2015 decreased by ¥9.4 billion from ¥14.8 billion in the prior fiscal year to ¥5.3 billion.

Operating Trends and Prospects for the fiscal year ending March 31, 2016

This section describes our operating trends from the perspectives of revenues and expenses as well as the prospects for the fiscal year ending March 31, 2016.

Operating Revenues

(1) Telecommunications Services

Telecommunications services revenues consist of mobile communications service revenues and optical-fiber broadband service and other telecommunications services revenues. Mobile communications services revenues are earned from providing mobile phone services, and they consist of voice revenues and packet communications revenues. Voice revenues are derived from a combination of basic monthly charges for service and additional calling charges billed by connection time. Packet communications revenues are derived from a combination of basic monthly charges for service and additional usage charges billed by volume of data. Mobile communications services revenues are impacted by the changes in the total number of subscriptions, users’ usage behavior, pricing measures such as the discounts offered to customers and other factors.

Toward the goal of increasing the number of subscriptions, it is important to acquire a new subscription and retain existing customers. Although it is difficult to expect a significant increase in the number of new subscriptions given the high cellular penetration rate, we need to meet demand for various types of communication devices and services, e.g., smartphones, tablets, wearable devices, and Wi-Fi routers. Demand for higher transmission speeds has also been mounting in line with the expansion of data usage resulting from the proliferation of smartphones. Responding to these new demands in the market, we have worked to promote the sales of smartphones and expand the LTE network, with the aim of expanding the user base of our LTE(Xi) service. As a result, the total number of LTE(Xi) service subscriptions as of March 31, 2015 increased by 40.0% compared to the number for the prior fiscal year.

Our subscription churn rate is an important performance indicator for us to achieve our important goal of curbing contract terminations and retaining our current subscriptions. The churn has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our income by decreasing the average amount of revenues we are able to collect from each subscriber or by increasing our expenses. For the fiscal year ended March 31, 2015, we reduced our churn rate to 0.71% compared to 0.87% in the fiscal year ended March 31, 2014 and 0.82% in the fiscal year ended March 31, 2013. The acquisition of net additions for the fiscal year ended March 31, 2015 increased to 3.49 million from 1.57 million in the prior fiscal year. This resulted from the introduction of a new billing plan, “Kake-hodai & Pake-aeru,” in June 2014 as an effort to improve our competitive strength along with other factors including network improvements achieved through offering LTE services and attractive, high-performance devices (handsets). Going forward, we will employ measures aimed at lowering the churn rate by increasing the number of subscribers who use the new billing plan, securing subscribers through bundling with the “docomo Hikari” service, and differentiating ourselves from our competitors by expanding our network and enriching our services.

As a result of these initiatives, the total number of our subscriptions as of March 31, 2015 had grown by 5.5% compared to the level for the prior fiscal year. We believe the total number of our subscriptions will continue to increase during the fiscal year ending March 31, 2016 as we strive to cultivate new market demand and take proactive measures to promote the sales of smartphones and expand the LTE network, aimed at expanding the user base of our LTE(Xi) service.

The mobile communications services revenues recorded a year-on-year decline in the fiscal year ended March 31, 2015 due to the significant impact of the “Monthly Support” discount program and new billing plan. “Monthly Support” is a discount program that we introduced in 2011 to provide customers purchasing a smartphone, tablet or other product under certain subscription conditions with prescribed amount of discounts, which vary by each model, on their monthly phone bill for up to 24 months. Because most of the customers purchasing a smartphone or tablet, etc., have opted to use “Monthly Support” discounts, the total number of “Monthly Support” discounts subscriptions has been growing in line with the spread of smartphones and other applicable devices. This has been one of the principal factors driving the decline in mobile communications revenues in recent years, and this trend will likely continue during the fiscal year ending March 31, 2016.

The new “Kake-hodai & Pake-aeru” billing plan consists of the four principal services: a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users of age 25 or younger. We began offering this plan in June 2014. The new plan has been well received, as the number of subscribers using the plan rose to more than 10 million in the four months after its introduction and had climbed to 17.83 million by March 31, 2015. During the fiscal year ended March 31, 2015, the new billing plan had a negative effect on revenues as subscribers found it beneficial to switch to the new plan at a faster pace than anticipated. We expect to reduce these negative effects in the fiscal year ending March 31, 2016 as the decrease in voice revenues stops and packet communications revenues increase through efforts to migrate subscribers to higher-end plans with higher monthly rates.

Voice revenues of the mobile communications services revenues recorded a year-on-year decrease of 17.0% during the fiscal year ended March 31, 2015, after declining by 16.4% in the prior fiscal year. The primary reasons behind the drop in voice revenues were the negative impacts on revenues from the increase in discounts from the “Monthly Support” discount program and the shift of some FOMA users to lower-rate plans. The downtrend of voice revenues is likely to continue in the fiscal year ending March 31, 2016 as the “Monthly Support” discount program continues to grow.

Packet communications revenues of the mobile communications services revenues for the fiscal year ended March 31, 2015 decreased by 2.0% from the prior fiscal year in the fiscal year ended March 31, 2015 due to the expanded negative impact on revenues from the increase in discounts from the “Monthly Support” discount program and the growing migration of our customers to our new billing plan, despite the growth in packet usage resulting from the growth of LTE(Xi) service subscriptions and the increase of smartphone/data plan users achieved through our active promotion of smartphones and other devices. On the other hand, packet communications revenues per smartphone user is high and the number of users of data dedicated equipment such as tablet devices continue to grow. Despite the increasing impact of the “Monthly Support” discount program, we believe that the decrease in our packet communications revenues will stop in the fiscal year ending March 31, 2016 as a result of our active endeavors to migrate subscriptions to higher-end plans with higher monthly rates and aggressive sales promotion of smartphones. The contribution of packet communications revenues to our mobile communications services revenues has increased every year and accounted for 67.7% of mobile communications services revenues for the fiscal year ended March 31, 2015, as compared to 64.0% and 59.8% for the years ended March 31, 2014 and 2013, respectively.

We use the average monthly revenue per unit or ARPU as a performance indicator to measure average monthly revenues per subscription. ARPU consists of Voice ARPU, Packet ARPU and Smart ARPU. We believe that our ARPU figures provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. For Voice ARPU, revenue has been decreasing recently due to the aforementioned discount program, but we forecast that the rate of decrease will shrink for the fiscal year ending March 31, 2016. While the introduction of a flat-rate domestic voice calling plan, included in the new billing plan, has negatively impacted Voice ARPU for the fiscal year ended March 31 2015, as many subscribers shift to the new plans, as they found it beneficial to switch to the new plan for this period, we expect that further penetration of the new billing plan will have positive impact on Voice ARPU for the fiscal year ending March 31, 2016. For Packet ARPU, though the negative impact of the aforementioned discount will continue, we expect that the rate of decrease will shrink for the fiscal year ending

March 31, 2016 through our efforts to migrate subscriptions to higher-end plans with higher monthly rates. For Smart ARPU, we believe that the ARPU will continue to increase for the fiscal year ending March 31, 2016 due to the increase in revenue from smart life business including “dmarket.”

Optical-fiber broadband service and other telecommunications services revenues represent revenues from optical-fiber broadband service, satellite mobile communications services, cable television services of overseas and other telecommunications services.

In March 2015, we launched the “docomo Hikari” service (our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps) and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and smartphones/docomo feature phones service at affordable rates. By offering new added value through the convergence of fixed-line and mobile communications services, we expect to not only secure revenues from monthly optical-fiber broadband service charges but also to secure new subscriptions to our mobile phone services and prevent cancellations.

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

We account for a portion of the sales commissions that we pay to agent resellers and incentives offered to subscribers as a reduction in equipment sales revenues. As a result, we experienced a period where the cost of equipment sold continuously exceeded equipment sales revenues. However, because of a rise in sales price per unit to resellers and the increase in the number of smartphones sold, equipment sales revenues exceeded the cost of equipment sold for the fiscal year ended March 31, 2014. Revenues from equipment sales for the fiscal year ended March 31, 2015 increased by 3.7% compared to the prior fiscal year due to the increase in the number of devices, including smartphones, sold. We expect this growth trend to continue in the fiscal year ending March 31, 2016 as we project further increase in the total smartphone sales.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section.

(3) Other Operating Revenues

The primary items comprising other operating revenues include the revenues from smart life business and other businesses such as “Mobile Device Protection Service” and “dmarket.” We set a goal to expand smart life business and other businesses through alliances with various companies. During the fiscal year ending March 31, 2016, we will continue working toward the goal of expanding revenues from smart life business and other businesses.

“Mobile Device Protection Service” is a service that covers handset issues such as loss and water exposure and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call. This service is available for a monthly fee prescribed for each handset model. The revenues generated from this service have been growing in line with the increase in its subscription count. We will continually strive to expand its user base in the fiscal year ending March 31, 2016.

Furthermore, the revenues derived from “dmarket”—one of our cloud-based services launched in the fiscal year ended March 31, 2011—have also expanded over the years. “dmarket” is a marketplace that resides on a cloud infrastructure, through which we offer a rich variety of digital contents including videos, music and electronic books as well as a wide array of physical merchandise such as groceries and other daily necessaries. The marketplace comprises a number of stores, e.g., “dvideo” (a distribution platform for movies, TV series, etc.; renamed “dTV” on April 22, 2015), “dgame” (platform for provision of games), “dhits” (music distribution service) and “dmagazine” (a magazine distribution service). During the fiscal year ended March 31, 2015, we worked to offer even more compelling contents through each “dmarket” store. As a consequence, the combined subscriptions to “dvideo,” “dhits,” “danime store” “dkids” and “dmagazine” that offer contents for a prescribed monthly subscription fee grew to 11.88 million, and revenues from “dmarket” increased significantly compared to the prior fiscal year. “dmagazine,” introduced in June 20, 2014, is experiencing steady growth in its subscription count, rising to more than 1.9 million subscriptions as of March 31, 2015. The revenues provided through “dmarket” is projected to increase going forward.

As a result of the foregoing, other operating revenues for the fiscal year ended March 31, 2015 increased by 17.1%, compared to the prior fiscal year. Other operating revenues for the fiscal year ending March 31, 2016 are projected to record year-on-year gains resulting from an increase in revenues derived from “dmarket” and an expansion of revenues from our subsidiaries, compared to the fiscal year ended March 31, 2015.

We use Smart ARPU as a performance indicator that is specifically designed to reflect revenues from certain services in the smart life business segment and other businesses segment. Smart ARPU for the fiscal year ended March 31, 2015 grew to ¥590 from ¥500 for the fiscal year ended March 31, 2014, driven by the expansion of smart life business and other businesses and we expect the amount of Smart ARPU will continue to increase going forward.

Accordingly, we expect that the operating revenues will grow in the fiscal year ending March 31, 2016.

Operating Expenses

(1) Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries. Cost of services includes the costs for using of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our mobile communications networks, insurance costs related to “Mobile Device Protection Service”-related service and other service related costs of our subsidiaries. Cost of services accounted for 31.0% of our total operating expenses for the fiscal year ended March 31, 2015. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 28.4% and 20.7% of the total cost of services, respectively, for the fiscal year ended March 31, 2015. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the fiscal year ended March 31, 2015 increased by 9.4% from the prior fiscal year. This was primarily due to an increase in costs associated with the growth of sales revenues of our consolidated subsidiaries acquired in order to expand the smart life business segment. As we expect an increase in costs associated with the increase in revenues from new growth business areas such as “dmarket” and “Mobile Device Protection Service” in the fiscal year ending March 31, 2016, cost of services is expected to continue to rise in that fiscal year.

(2) Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 22.8% of our operating expenses for the fiscal year ended March 31, 2015. The cost of equipment sold for the fiscal year ended March 31, 2015 increased by 8.6% compared to the prior fiscal year, primarily due to strong sales of smartphones and tablets, whose procurement costs per unit are higher than for feature phones. While the growth in revenues from equipment sales from the fiscal year ended March 31, 2014 to the fiscal year ended March 31, 2015 was lower than the growth in cost of equipment sold over the same period, this was due to restraint on raising the per-unit sales of handsets to resellers for competitive reasons. As we expect a further increase in the per-unit cost of procurement due to a handset lineup of feature-rich models along with further expansion of smartphone sales and similar developments in the fiscal year ending March 31, 2016, cost of equipment sold is expected to continue to rise in that fiscal year.

(3) Depreciation and Amortization Expenses

Depreciation and amortization expenses accounted for 17.6% of our operating expenses for the fiscal year ended March 31, 2015. Depreciation and amortization expenses for the fiscal year ended March 31, 2015 decreased by 8.2% from the prior fiscal year. This was due to the effects of a revision of ¥51.3 billion in the estimate of the expected useful life of certain software for the telecommunications network and internal-use software as well as a decrease due to improved cost efficiency of capital expenditures, even though in the prior fiscal year and the fiscal year ended March 31, 2015 we increased capital expenditures to significantly increase the installations of base stations to improve the coverage of the LTE service network and to reinforce our network facilities to accommodate the growth in data traffic. In the fiscal year ending March 31, 2016, depreciation and amortization expenses is expected to decrease slightly because we will continue to endeavor to enhance our cost efficiency through the integration of facilities/equipment and efficiency improvement of construction works, reduction of equipment procurement costs and other measures. For details concerning our capital expenditures, please refer to “Capital Expenditures” in the following section.

(4) Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 27.8% of our total operating expenses for the fiscal year ended March 31, 2015. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which is commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. A portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of commissions, both sales activities linked and non-sales activities linked is recognized, as selling, general and administrative expenses. The expenses incurred in relation to “docomo Points Service” customer loyalty program, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses. Our total selling, general and administrative expenses for the fiscal year ended March 31, 2015 decreased by 3.4% from the prior fiscal year as a result of a reduction in commissions paid to agent resellers. Our selling, general and administrative expenses for the fiscal year ending March 31, 2016 are expected to see a decrease in commissions paid to agent resellers and in expenses related to the “docomo Points Service” program and an increase in expenses in new growth business areas such as “dmarket.”

Operating expenses for the fiscal year ending March 31, 2016 are therefore expected to increase compared to the fiscal year ended March 31, 2015 at a pace slower than the projected growth of operating revenues.

As a result of the foregoing, we expect operating income for the fiscal year ending March 31, 2016 to record a year-on-year increase over the fiscal year ended March 31, 2015.

B.    Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the fiscal year ending March 31, 2016 include cash needed to pay agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed at capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents, and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The wireless telecommunications industry in general is highly capital intensive because significant capital expenditures are required for the construction of the wireless telecommunications network. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installation, the nature and the area of coverage desired, the number of subscribers served in the area and the expected volume of traffic. They are also influenced by the number of base stations required in the service area, the number of radio channels in the base stations and the switching equipment required. Capital expenditures are also required for information technology and servers for internet-related services. In recent years, the usage of data communications services has expanded remarkably as a result of a steady increase in the number of LTE(Xi) subscriptions, a rapid surge in the use of smartphones and other factors. Accordingly, we are required to respond to the rapid growth in demand for higher transmission speeds and a surge of traffic.

In the fiscal year ended March 31, 2015, we made progress on building a robust network pursing “breadth,” “speed” and “convenience.” In doing so, we significantly increased installations of LTE base stations in order to further improve the area coverage of our LTE service. The number of indoor and outdoor LTE base stations increased by 42,100 from the end of the prior fiscal year, to a cumulative total of 97,400 base stations. Also, in pursuit of further enhancement of transmission speeds, we increased the number of LTE base stations compatible with a maximum download speed of 100Mbps or higher to 57,700 stations from 3,500 stations as of March 31, 2014. In March 2015, we launched the “PREMIUM 4G” service that delivers downlink speeds of up to 225Mbps using the LTE-Advanced*1 system, which incorporates “carrier aggregation*2,” “advanced C-RAN*3” and other technologies that realize further speed/capacity enhancements over LTE service.

Total capital expenditures for the fiscal years ended March 31, 2015, 2014 and 2013 were ¥661.8 billion, ¥703.1 billion and ¥753.7 billion, respectively. Our capital expenditures for the fiscal year ended March 31, 2015 recorded a decrease of ¥41.4 billion or 5.9% compared to the prior fiscal year. This was achieved through pursuit of cost efficiency improvements for the wireless telecommunications network toward the goal of further strengthening our management foundation, through the integration and capacity expansion of equipment, improvements in the efficiency of construction, and reduction of equipment procurement costs and streamlining of our research and development item. For the fiscal year ended March 31, 2015, 96.0% of capital expenditures were used for the telecommunications business, 2.6% for the smart life business, and 1.4% for other businesses. By comparison, in the prior fiscal year 93.6% of capital expenditures were used for the telecommunications business, 3.9% for the smart life business, and 2.4% for other businesses.

Our total capital expenditures for the fiscal year ending March 31, 2016 are estimated to decrease to ¥630.0 billion, as a result of our ongoing efforts to improve capital investment efficiency aimed at cost reduction even as we proceed with investments intended to secure competitive advantage in network quality through accommodating growth in data traffic and expanding coverage of our LTE-Advanced network as well as securing competitive strength through adoption of advanced technologies and other means. Of this figure, approximately, 95.4% will be appropriated for use in the telecommunications business, approximately 2.9% for the smart life business, and approximately 1.7% for other businesses.

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

*1	A more sophisticated mobile communication system, whose standardization to the 3rd Generation Partnership Project, is progressing while maintaining technical compatibility with LTE.
*2	Technology that achieves improvement of data transmission speed by aggregating multiple carriers.
*3	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

Long-term Debt and other Contractual Obligations

As of March 31, 2015, we had ¥220.6 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥220.9 billion as of March 31, 2014. We redeemed ¥70.0 billion of unsecured corporate bonds and issued an additional ¥50.0 billion of unsecured corporate bonds in order to finance the decrease in cash due to the redemption during the fiscal year ended March 31, 2014. We repaid ¥0.2 billion, ¥75.0 billion and ¥82.2 billion of long-term debt in the years ended March 31, 2015, 2014 and 2013, respectively. Of our long-term debt outstanding as of March 31, 2015, ¥0.6 billion, including the current portion, was financed by financial institutions, majority of which has fixed interest rates, with a weighted average interest rate of 0.9% per annum. The term of maturities is from the fiscal year ending March 31, 2016 through 2018. As of March 31, 2015, we also had ¥220.0 billion in bonds due from the fiscal year ending March 31, 2018 to 2024 with a weighted average coupon rate of 1.2% per annum. As of March 31, 2015, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our requests. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretions. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook
Moody’s	Long-Term Obligation Rating	Aa3	Stable
Standard & Poor’s	Long-Term Issuer Credit Rating	AA-	Stable
Standard & Poor’s	Long-Term Senior Unsecured Debt Rating	AA-	—
Japan Credit Rating Agency, Ltd.	Long-Term Senior Debt Rating	AAA	Stable
Rating and Investment Information, Inc.	Issuer Rating	AA+	Negative

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation such as an acceleration of its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥220,000	¥—	¥60,000	¥110,000	¥50,000
Loans	603	203	400	—	—
Interest Payments on Long-Term Debt	10,839	2,595	5,186	1,780	1,278
Capital Leases	3,603	1,413	1,671	506	13
Operating Leases	43,045	11,555	16,055	9,276	6,159
Other Contractual Obligations (1)	439,268	432,716	4,031	1,833	688

Total	¥717,358	¥448,482	¥87,343	¥123,395	¥58,138

(1)	The amount of contractual obligations which is immaterial in amount or uncertain in time of payment is not included in “Other Contractual Obligations” in the above table. We expect to contribute an amount of ¥1,166 million to the contract-type corporate pension plans and an amount of ¥2,129 million to the NTT Corporate Defined Benefit Pension Plan in the fiscal year ending March 31, 2016. Please also refer to Note 17 to our consolidated financial statements.

“Other Contractual Obligations” principally consisted of commitments to purchase property, plant and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2015, we had committed ¥26.0 billion for property, plant and equipment, ¥386.2 billion for inventories and ¥27.0 billion for other purchase commitments. The amounts of “Other Contractual Obligations” are estimates calculated based on given assumptions and do not represent our entire anticipated purchases in the future. Apart from the above purchase commitments, we purchase products and services as needed and we expect to make significant capital expenditures and/or inventories purchase on an ongoing basis for our LTE networks expansion, smartphone sales increase and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in Telecommunications business as needed. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2015, 2014 and 2013:

	Millions of yen
	Years ended March 31
	2013	2014	2015
Net cash provided by operating activities	¥932,405	¥1,000,642	¥962,977
Net cash used in investing activities	(701,934)	(703,580)	(651,194)
Net cash used in financing activities	(260,967)	(269,793)	(734,257)

Net increase (decrease) in cash and cash equivalents	(28,404)	33,246	(421,367)
Cash and cash equivalents at beginning of year	522,078	493,674	526,920

Cash and cash equivalents at end of year	¥493,674	¥526,920	¥105,553

Analysis of cash flows for the fiscal year ended March 31, 2015 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2015, net cash provided by operating activities was ¥963.0 billion, a decrease of ¥37.7 billion or 3.8% from the prior fiscal year. This was due mainly to a decrease in mobile communications services revenues and an increase in cash outflows resulting from an increase in the amount of accrued income taxes paid, despite an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases.

Net cash used in investing activities was ¥651.2 billion, a decrease of ¥52.4 billion or 7.4% from the prior fiscal year. This was due mainly to decreases in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities was ¥734.3 billion, an increase of ¥464.5 billion or 172.2% from the prior fiscal year, due mainly to an increase in cash outflows resulting from an increase in payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥105.6 billion as of March 31, 2015, a decrease of ¥421.4 billion or 80.0% from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥243.8 billion as of March 31, 2015, compared to ¥259.6 billion as of March 31, 2014.

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

Prospect of cash flows for the fiscal year ending March 31, 2016

As for our sources of cash for the fiscal year ending March 31, 2016, we currently expect our net cash flows from operating activities to increase from the prior fiscal year due to factors including an increase in cash inflows from customers in connection with the collection of installment receivables for customers’ handset purchases under the installment method together with a projected decrease in corporate tax and other payments. Our net cash flow used in investing activities for the fiscal year ending March 31, 2016 is expected to be approximately ¥630.0 billion due to capital expenditures and other items. We do not include any items other than capital expenditures and other reasonably expected items in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities at this point.

C.    Research and Development

Our research and development activities include development of new products and services, research and development related to next generation mobile communications (5G) aimed at the construction of economical network and the reinforcement of our telecommunications business, the construction of infrastructure for the provision of new services toward the expansion of smart life business and basic research aimed at driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥97.0 billion, ¥102.0 billion and ¥111.3 billion and as research and development expenses for the years ended March 31, 2015, 2014 and 2013, respectively.

D.    Trend Information

Information pertaining to the trends other than the discussion on the matters below can also be found in “Operating Trends and Prospects for the fiscal year ending March 31 2016.”

Issues Facing DOCOMO and Management’s Responses to Those Issues

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Partner for smart life” of our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.”

In April 28, 2015, we announced our medium-term initiatives and the Business Management Policies for FY 2015 (year ending March 31, 2016).

Initiatives in the future for the medium-term

To respond to customer needs on an ongoing basis, we will implement initiatives for “co-creation”—an effort to create new added value together with various external partners by constantly evolving the format of collaboration.

(1)	Roll-out of “+d”

As presented in “Medium-Term Vision 2015,” we have to date worked on new value creation centered on mobile communications by pursuing convergence with other industries and services. Going forward, we will further advance these undertakings and embark on a new initiative dubbed “+d”—a joint value creation initiative that we plan to promote together with partners, making available to our partners our own business assets, such as our payment platform and point program, etc. To further accelerate this initiative, we will standardize the names of the various services that we offer. In the new arrangement, our services will begin with the letter “d,” so customers can easily appreciate the various our services that they can utilize.

(2)	Co-Creation of Social Values

We will also work to offer new values to various partners, further evolving the forms of collaboration, which have so far been centered on value creation for consumers. Specifically, in the areas of “IoT*1,” “Regional Revitalization,” “2020*2,” and “Solution of Social Issues,” we will strive to create new services and businesses in collaboration with partners utilizing the assets of both parties, with the goal of capturing new revenue opportunities in new domains that transcend the confines of our current industries or business formats.

FY2015 Business Management Policies

We developed our FY2015 Business Management Policies, positioning FY2015 as the year of making a solid step toward the achievement of our medium-term growth. Considering the attainment of operating income target a matter of utmost importance, we will take actions aimed at increasing our telecommunications services revenues, expanding the smart life business and other businesses and improving our cost efficiency.

(1)	Actions Aimed at Increasing Telecommunications Services Revenues

-	Facilitate subscriptions to new billing plan and “docomo Hikari” service, and strengthen retention measures.

-	Boost packet revenues by encouraging subscriber migration to larger data buckets.

(2)	Actions Aimed at Expansion of Smart Life Business and Other Businesses

-	Accelerate measures aimed at expanding the adoption of “dmarket” and other services, and expand our sphere of service by adding home offerings.

-	Cultivate new demand by stepping up enterprise sales, and stepping up B2B2C*3 offerings.

(3)	Cost Efficiency Improvement

-	Reinforcement of “PREMIUM 4G” service and more efficient use of capital expenditures.

-	Rigorous cost efficiency improvements through structural reforms.

We will continue to engage ourselves in co-creation of added value for customers in collaboration with partners, so that what is perceived as new today can be taken for granted in the future.

*1	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.
*3	Abbreviation for Business to Business to Consumer; a business arrangement in which an entity supports the consumer business of another company.

Decision to exercise option for sale of stake in TTSL

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2015, we held approximately 26.5% of the outstanding common shares of TTSL.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”), the parent company of TTSL, and us, when we entered into a business alliance with TTSL in March 2009, we were granted certain shareholder rights including the right to require Tata Sons to find a suitable buyer for our entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the our acquisition price, which amounts to 72.5 billion Indian rupees (or ¥141.4 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and we exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although we repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, we submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus we have not accounted for the sales transaction for the year ended March 31, 2015. We continue to account for the investment in TTSL under the equity method as we continue to hold approximately 26.5% of the outstanding voting shares of TTSL and have representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. We may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the transaction as described above will not be carried out.

*	1 rupee = ¥1.95 as of May 29, 2015

E.    Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

Please refer to Item 5.B.

G.    Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make estimates about expected future cash flows and other matters that affect the amounts reported in our financial statements in accordance with accounting policies established by our management. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting policies are particularly sensitive because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments relating thereto made by our management in preparing our financial statements. Our management has discussed the selection and development of the accounting estimates and the following disclosure regarding the critical accounting policies with our independent registered public accounting firm as well as our audit & supervisory board members. The audit & supervisory board members attend meetings of the board of directors and certain executive meetings to express their opinion and are under a statutory duty to audit the administration of our affairs by our directors and to audit our financial statements. Our critical accounting policies are as follows.

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our telecommunications business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2015, 2014 and 2013 were ¥659.8 billion, ¥718.7 and ¥699.8 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally 8 to 16 years. The estimated useful life of our internal-use software is up to 7 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. Effective July 1, 2014, we revised our estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years. Due to this change, “Depreciation and amortization” in the fiscal year ended March 31, 2015, decreased by ¥51.3 billion.

In the fiscal years ended March 31, 2014 and 2013, changes to the estimated useful lives of certain property, plant and equipment, internal-use software and other intangible assets did not have a material impact on our operating results or financial positions.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets other than goodwill and intangible assets that have indefinite useful lives (“unamortizable intangible assets”) to be held and used, including fixed assets such as our property, plant and equipment and certain identifiable intangibles such as software for telecommunications network, internal-use software and rights to use telecommunications facilities of wire line network operators, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, although it is affected by some similar factors. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	loss of operating cash flow in current period;

•	introduction of competitive technologies and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscriptions;

•	changes in the manner of usage of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the fiscal years ended March 31, 2015, we recorded an impairment loss of ¥30.2 billion on our multimedia broadcasting business for mobile devices related long-lived assets. Please refer to Note 5 to our consolidated financial statements for further information. For the fiscal years ended March 31, 2014 and 2013, we recognized impairment loss for a certain long-lived assets, of which the impact of the impairment on our financial results was insignificant.

Impairment of goodwill and unamortizable intangible assets

The majority of our goodwill was recognized when we purchased all the remaining non-controlling interests in our eight regional subsidiaries through share exchanges and made those subsidiaries wholly owned in November 2002. In addition, we have acquired majority equity stakes in a number of companies in recent years for the purpose of expanding into smart life domains, and the recognition of these majority investments resulted in an increase of goodwill. Consequently, the carrying amount of goodwill as of March 31, 2015 was ¥266.3 billion. The carrying amount of unamortizable intangible assets as of March 31, 2015 was ¥16.4 billion.

We perform annually, usually as of March 31, and if an event or circumstances occurs that would imply impairment, an impairment test of goodwill and unamortizable intangible assets recognized as a result of business combinations. We apply a two-step test when assessing goodwill for impairment by reporting unit either at the operating segment level or one level below such segment. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined primarily through the discounted cash flow method. If the carrying value of the reporting unit exceeds its fair value, an indication of goodwill impairment exists for the reporting unit and we perform the second step of the impairment test (measurement). Under the second step, based on a comparison of the fair value and carrying value of the reporting unit’s goodwill, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the fair value of that goodwill. For the impairment test of unamortizable intangible assets, we compare the fair value and carrying value of the unamortizable intangible assets, and recognize impairment loss for any excess of the carrying amount over the fair value of the applicable intangible asset. In determining the fair value, we estimate the future cash flows that are expected to be generated by the applicable reporting unit, based on the business plan and other factors of the reporting unit subject to impairment test of goodwill or indefinite intangible assets. If different estimates or assumptions are used in determining the discounted present value of future cash flows, it could result in different appraisal of goodwill, and may require additional impairment charges to be recognized in the future.

For the fiscal years ended March 31, 2013 and 2014, the most significant amount of recorded goodwill resided in the mobile business in Japan reporting unit, which is included in our mobile business segment. This reporting unit has recorded goodwill of ¥133.5 billion and has passed the first step of the impairment test by a substantial margin. During the fiscal year ended March 31, 2015, we realigned its operating segments in order to reflect the change in the management of the businesses which resulted in a reorganization of our financial reporting structure of internal organization in a manner that caused the composition of its reportable segments to change. In addition, reporting units were also realigned accordingly and the goodwill were allocated to respective reporting units based on relative fair value. For the fiscal year ended March 31, 2015, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in our telecommunications business segment. This reporting unit has recorded goodwill of ¥127.3 billion since as of the date of the change in the reporting units and has passed the first step of the impairment test by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant for the fiscal year ended March 31, 2013, 2014 and 2015. Fair values of the reporting unit have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and our most recent views of our long term outlook. However, if operating income were to decline significantly in the future due to unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

We did not recognize any goodwill impairment for the fiscal years ended March 31, 2015 and 2014. The amount of goodwill impairment charges for the fiscal year ended March 31, 2013 was ¥7.3 billion. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net income (losses) of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2015, the total carrying value of “Investments in affiliates” was ¥439.1 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥195.0 billion. Our major investee companies are Sumitomo

Mitsui Card Co., Ltd., Philippine Long Distance Telephone Company of the Philippines and TTSL (Tata Teleservices Limited) of India and these are classified as “Investments in affiliates” as of March 31, 2015.

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes requires estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values. In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in net income (losses) of affiliates” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income. For the years ended March 31, 2015, 2014 and 2013, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates.

The impact of the impairment charges of “Investment in affiliates” on our results of operations and financial position for the fiscal year ended March 31, 2015 was inconsequential.

The amounts of impairment charges on “Investments in affiliates” for the fiscal years ended March 31, 2014 and 2013 were ¥51.3 billion and ¥25.9 billion, including TTSL respectively. In estimating the investment value of those equity method investees, we used the weighted average cost of capital of 12.6% mainly for the fiscal year ended March 31, 2014 and 11.3% to 15.9% for the fiscal year ended March 31, 2013 as a significant unobservable input.

We reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2013, our estimated future cash flows of TTSL were adjusted downward as a result of the intensifying tariff competition among mobile network operators in India and our views of our long term outlook at that time and we concluded that the recoverable amount was significantly below carrying value and that this impairment was other than temporary. Consequently, we recognized an impairment charge of ¥6.8 billion. During the fiscal year ended March 31, 2014, our estimate of future cash flows of TTSL were further revised downward as a result of the growing business risk of mobile network operators in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and we concluded that the further decline in value was other than temporary. Consequently, we recognized an additional impairment charge of ¥51.2 billion. As described in “D.Trend Information” of “Operating and Financial Review and Prospects”, we plan to dispose of our entire investment in TTSL. We may recognize a gain or loss upon disposition of our TTSL shares or if the transaction as previously described above is not be carried out.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥0.9 billion, ¥3.1 billion and ¥10.9 billion for the years ended March 31, 2015, 2014 and 2013, respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides benefits, including discounts on handset, to customers in exchange for points that we grant customers based on the usage of cellular and other services and record “Accrued liabilities for point programs” relating to the points that customers earn. The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2015 and 2014 was ¥91.6 billion and ¥116.4 billion, respectively. Point program expense for the years ended March 31, 2015, 2014 and 2013 was ¥67.7 billion, ¥70.8 billion and ¥74.7 billion, respectively.

In determining the accrued liabilities for point programs, we estimate factors such as the point utilization rate reflecting the forfeitures by, among other things, cancellation of subscription. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2015, one percent raise in point utilization rate would result in an additional accrual of approximately ¥1.1 billion, if all the other factors are held constant.

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees called for contract-type corporate pension plan. We introduced NTT DOCOMO, INC.’s contract-type corporate pension plan to a defined contribution pension plan effective on and after April 1, 2014. NTT DOCOMO, INC.’s contract-type corporate pension plan continues to remain for the pension benefits earned up to March 31, 2014. We also participate in the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”), a contributory defined benefit welfare pension plan sponsored by NTT group.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2015 and 2014, and expected long-term rates of return on plan assets for the years ended March 31, 2015 and 2014 were as follows:

	Years ended March 31
	2014	2015
Contract-type corporate pension plan
Discount rate	1.4%	1.0%
Expected long-term rate of return on plan assets	2.0%	2.0%
Actual return on plan assets	Approximately 9%	Approximately 3%
NTT CDBP
Discount rate	1.4%	1.0%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 10%	Approximately 12%

The amount of projected benefit obligations of our contract-type corporate pension plan as of March 31, 2015 and 2014 was ¥218.0 billion and ¥206.1 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2015 and 2014, based on actuarial computations which covered only our employees’ participation, was ¥131.1 billion and ¥116.9 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our contract-type corporate pension plan and the NTT CDBP as of March 31, 2015 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Contract-type corporate pension plan
0.5% increase/decrease in discount rate	(9.8) / 10.3	0.6 / (0.6)	6.7 / (7.0)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.5	—
NTT CDBP
0.5% increase/decrease in discount rate	(13.7) / 15.3	0.3 / (0.0)	9.4 / (9.5)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.4	—

Please also refer to Note 17 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fees amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology.

The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2015, 2014 and 2013, we recognized as revenues deferred activation fees of ¥21.5 billion, ¥16.3 billion and ¥29.6 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2015 and 2014, remaining unrecognized deferred activation fees were ¥90.1 billion and ¥72.7 billion, respectively.

Recently issued Accounting Standards

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on April 1, 2017. On April 29, 2015, the FASB issued an exposure draft to delay the effective date of the ASU by one year. In the event that the exposure draft goes into effect, the standard would be effective for us on April 1, 2018 and early application of the standard as of April 1, 2017 would also be permitted.

We are currently evaluating the effect that the ASU will have on our consolidated financial statements and related disclosures.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors, Corporate Executives and Audit & Supervisory Board Members

Our members of the board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation specify the number of members of the board of directors as not more than 15 directors are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors. The candidates may also be nominated by shareholders. The normal term of office of member of the board of directors is 2 years, although they may serve any number of consecutive terms. The Board of Directors elects from among member of the board of directors one or more representative directors, who have the authority individually to represent us. From among member of the board of directors, the Board of Directors also elects the president and may elect a chairman and one or more senior executive vice presidents and executive vice presidents.

We have an Audit & Supervisory Board as an organization that is independent from the Board of Directors. The Audit & Supervisory Board audits execution of duties by directors and carries out accounting audits. Our Articles of Incorporation provide for not more than 5 audit & supervisory board members. Under the Companies Act, the Audit & Supervisory Board is composed of all of our audit & supervisory board members. Audit & supervisory board members, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Audit & Supervisory Board. The candidates may also be nominated by shareholders. The Audit & Supervisory Board may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of audit & supervisory board members and/or proposed candidates of audit & supervisory board members. The normal term of office of an audit & supervisory board member is 4 years, although they may serve any number of consecutive terms. Audit & supervisory board members are under a statutory duty to audit the administration of our affairs by our member of the board of directors, to audit our financial statements and business reports submitted by our member of the board of directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our member of the board of directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. It is a statutory duty for the Audit & Supervisory Board to prepare an audit report and for identified audit & supervisory board members to submit it to identified member of the board of directors each year. An audit & supervisory board member may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Audit & Supervisory Board is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the audit & supervisory board members’ work duties.

In addition to audit & supervisory board members, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to audit & supervisory board members and members of the board of directors, and examining the financial statements to be filed with the director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA LLC, has acted as our independent public accountant.

We introduced an executive officer system in 2005 with the aim of clarifying the board’s managerial supervision function and further enhancing its business execution functions.

The following table sets forth our members of the board of directors and audit & supervisory board members as of June 26, 2015 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Member of the Board of Directors:

Kaoru Kato (2) (May 20, 1951)	President and Chief Executive Officer	April 1977 July 2007	Entered NTT Public Corporation Executive Vice President, Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.	34,500	June 2016	June 2008
		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department of the Company

		June 2012	President and Chief Executive Officer of the Company

Kazuhiro Yoshizawa (2) (Jun. 21, 1955)	Senior Executive Vice President, Chief Information Officer, Chief Information security Officer and Chief Privacy Officer/ Responsible for Technology, Device and Information strategy	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, Managing Director of Corporate Marketing Department II of the Company	18,700	June 2016	June 2011
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2012	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Responsible for Mobile Society Research Institute of the Company
		July 2013	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Managing Director of Structural Reform Office, Responsible for Mobile Society Research Institute of the Company
		June 2014	Senior Executive Vice President, Chief Information Officer, Chief Information security Officer and Chief Privacy Officer, Responsible for Technology, Device and Information strategy of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Yoshikiyo Sakai (2) (Oct. 10, 1956)	Senior Executive Vice President/ Responsible for Consumer business, Marketing, Global business and Corporate	April 1980 June 2005	Entered NTT Public Corporation Managing Director of Investor Relations Department of the Company	8,600	June 2016	June 2014
		July 2008	Managing Director of Public Relations Department of the Company
		June 2009	Senior Vice President, Managing Director of Public Relations Department of the Company
		June 2012	Senior Vice President, Director of Finance and Accounting Department, Member of the Board of Directors of NTT
		June 2014	Senior Executive Vice President, Responsible for Consumer business, Marketing, Global business and Corporate of the Company
(Effective from July 1, 2015)
Senior Executive Vice President, Managing Director of Sales and Marketing Division, Responsible for Global business and Corporate of the Company

Akira Terasaki (2) (Jan. 20, 1952)	Senior Executive Vice President/ Responsible for Corporate business, Improvement of business operations and CSR	April 1976	Entered Ministry of Posts and Telecommunications	2,600	June 2016	June 2014
		July 2008	Vice-Minister for Policy Coordination of the MIC
		July 2010	Special Advisor to the MIC
		October 2010	Professor, Graduate School of Science and Engineering, Tokyo Institute of Technology
		July 2011	Advisor, Nomura Research Institute, Ltd.
		June 2014	Senior Executive Vice President, Responsible for Corporate business, Improvement of business operations and CSR of the Company

Seizo Onoe (3) (May 12, 1957)	Executive Vice President, Chief Technology Officer/ Managing Director of R&D Innovation Division	April 1982 July 2006	Entered NTT Public Corporation Managing Director of Radio Access Network Development Department of the Company	17,100	June 2016	June 2012
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, Managing Director of R&D Strategy Department of the Company
		June 2012	Executive Vice President, Chief Technology Officer, Managing Director of R&D Center of the Company
		July 2014	Executive Vice President, Chief Technology Officer, Managing Director of R&D Innovation Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Hirotaka Sato (3) (Nov.18, 1958)	Executive Vice President, Chief Financial Officer/ Managing Director of Accounts and Finance Department, Responsible for Finance and Business alliance	April 1982 June 2005	Entered NTT Public Corporation Senior Director of Accounts and Finance Department of the Company	13,400	June 2016	June 2012
		July 2008	Vice President of Finance and Accounting Department of NTT
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
		June 2012	Senior Vice President, Managing Director of Accounts and Finance Department of the Company
		June 2014	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department, Responsible for Finance and Business alliance of the Company

Kazuhiro Takagi (3) (Jun. 29, 1956)	Executive Vice President/ Managing Director of Corporate Sales and Marketing Division and Managing Director of TOHOKU Reconstruction Support Office	April 1982 May 2002	Entered NTT Public Corporation Senior Director of Procurement and Supply Department of the Company	8,600	June 2016	June 2012
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company
		June 2012	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2014	Executive Vice President, Managing Director of Corporate Sales and Marketing Division and Managing Director of TOHOKU Reconstruction Support Office of the Company

Hiroyasu Asami (3) (Sep. 8, 1956)	Executive Vice President/Managing Director of Corporate Strategy& Planning Department Responsible for Broadband business	April 1980	Entered NTT Public Corporation	11,400	June 2016	June 2014
		June 2012	Senior Vice President, Managing Director of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Managing Director of Smart-life Business Division of the Company
		June 2014	Executive Vice President, Managing Director of Corporate Strategy & Planning Department of the Company
		June 2015	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Responsible for Broadband business of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Kiyohiro Omatsuzawa (3) (Jun. 22, 1957)	Executive Vice President/ Managing Director of Network Department, Responsible for Network and Preparation for 2020	April 1981	Entered NTT Public Corporation	15,300	June 2016	June 2014
		June 2006	Managing Director of Radio Access Network Engineering Department of the Company
		July 2009	Managing Director of Procurement and Supply Department and Member of Corporate Strategy and Planning Department of the Company
		June 2010	Senior Vice President, Managing Director of Procurement and Supply Department of the Company
		June 2012	Senior Vice President, Managing Director of Chugoku Regional Office of the Company
		June 2014	Executive Vice President, Managing Director of Network Department, Responsible for Network and Preparation for 2020 of the Company
(Effective from July 1, 2015)
Executive Vice President, Responsible for Network and Preparation for 2020 of the Company

Toshiki Nakayama (3) (Jan. 29, 1958)	Executive Vice President/ Managing Director of Smart-life Business Division	April 1981	Entered NTT Public Corporation	5,600	June 2016	June 2014
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, Managing Director of Frontier Services Department of the Company
		July 2013	Senior Vice President, Managing Director of Smart-life Solutions Department of the Company
		January 2014	(Concurrent position) Representative Director and Senior Executive Vice President of ABC Cooking Studio Co., Ltd. (To the present)
		June 2014	Executive Vice President, Managing Director of Smart-life Business Division and Managing Director of Smart-life Solutions Department of the Company
		June 2015	Executive Vice President, Managing Director of Smart-life Business Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Hajime Kii (3) (Apr. 20, 1960)	Executive Vice President/ Managing Director of Human Resources Management Department	April 1983	Entered NTT Public Corporation	5,300	June 2016	June 2014
		July 2008	Deputy Managing Director of Global Business Division of the Company
		June 2010	Managing Director of Global Business Division of the Company
		June 2012	Senior Vice President, Managing Director of Global Business Division of the Company
		June 2014	Senior Vice President, Managing Director of Human Resources Management Department of the Company
		June 2015	Executive Vice President, Managing Director of Human Resources Management Department of the Company
(Principal Concurrent Positions)
Member of the Board of Tata Teleservices Limited (India)

Makoto Tani (3) (Nov. 2, 1961)	Senior Vice President/ Managing Director of General Affairs Department and Managing Director of Improvement Action Office	April 1984	Entered NTT Public Corporation	3,500	June 2016	June 2014
		July 2006	Senior Director of Department V and Managing Director of Business Process Reform Office, Department V of NTT
		June 2007	Senior Director of General Affairs Department of NTT
		October 2009	Senior Director of President’s Office, General Affairs Department of NTT
		August 2013	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2014	Senior Vice President, Managing Director of General Affairs Department and Managing Director of Improvement Action Office of the Company

Teruyasu Murakami (4)(7) (Oct 15, 1945)	—	April 1968	Entered Nomura Research Institute, Ltd. (“NRI”)	6,000	June 2016	June 2013
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions)
Director of Research Institute for Industrial Strategy

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Takashi Nakamura (4) (May 15, 1964)	—	April 1987	Entered NTT	1,000	June 2016	June 2013
		January 1999	Manager of Department IV, NTT-Holding Provisional Headquarters of NTT
		October 2002	Senior Director of Department IV of NTT
		April 2005	Senior Director of Accounts and Finance Department of NTT West
		July 2008	Senior Director of Personnel Department of NTT West
		July 2011	Senior Director of Finance and Accounting Department of NTT (To the present)
		June 2013	Member of the Board of Directors of the Company
(Principal concurrent positions)
Senior Director of Finance and Accounting Department of NTT

Audit & Supervisory Board Member:

Tooru Kobayashi (5) (Aug. 8, 1952)	Full-time Audit & Supervisory Board Member	April 1976	Entered NTT Public Corporation	17,700	June 2016	June 2014
		July 2008	Executive Vice President, Managing Director of Tokai Regional Office of the Company
		June 2011	Representative Director and Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co. Ltd. (“SMCC”)
		April 2012	Representative Director and Senior Executive Vice President, Member of the Board of Directors of SMCC
		June 2013	President and Chief Executive Officer, Member of the Board of Directors of DOCOMO Service, Inc.
		June 2014	Audit & Supervisory Board Member of the Company

Naoto Shiotsuka (5)(6) (Jul. 15, 1952)	Full-time Audit & Supervisory Board Member	April 1977	Entered NTT Public Corporation	4,700	June 2019	June 2013
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer), In charge of CSR of NTT DATA
		June 2011	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation
		June 2013	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned (1)	Date Current Terms Ends	Initial Appointment Date
Toshimune Okihara (5)(6) (Aug. 29, 1954)	Full-time Audit & Supervisory Board Member	April 1979	Entered NTT Public Corporation	2,400	June 2019	June 2014
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Communications Corporation (“NTT Com”)
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division Member, Member of the Board of Directors of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Member of the Board of Directors of NTT Com
		June 2011	President and Chief Executive Officer, Member of the Board of Directors of NTT Com Technology Corporation
		June 2014	Audit & Supervisory Board Member of the Company

Yutaka Kawataki (5)(6)(7) (Dec. 18, 1953)	Full-time Audit & Supervisory Board Member	April 1977	Entered The Board of Audit of Japan	1,000	June 2019	June 2015
		March 2013	Deputy Secretary General of The Board of Audit of Japan
		April 2014	Secretary General of The Board of Audit of Japan(Retired from the position in March 2015)
		June 2015	Audit & Supervisory Board Member of the Company

Eiko Tsujiyama (6)(7) (Dec. 11, 1947)	Audit & Supervisory Board Member	August 1980	Assistant Professor, Humanities Department, Ibaraki University	2,800	June 2019	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University

		April 1991	Professor, Faculty of Economics, Musashi University

		April 2003	Professor of Accounting Faculty of Business & Commerce, Waseda University (To the present)

		June 2011	Audit & Supervisory Board Member of the Company

(Principal concurrent positions)

Professor of Accounting Faculty of Business & Commerce, Waseda University
Outside Audit & Supervisory Board Member of Mitsubishi Corporation

Outside Member of the Board of Directors of ORIX Corporation

Outside Audit & Supervisory Board Member of Lawson, INC.

Outside Audit & Supervisory Board Member of Shiseido Company, Limited

(1)	DOCOMO shares owned as of May 31, 2015
(2)	Representative director
(3)	Concurrently serves as an executive officer
(4)	Outside member of the board of directors
(5)	Full-time audit & supervisory board member
(6)	Outside audit & supervisory board member
(7)	Independent director/auditor

The following table shows information about our executive officers as of June 26, 2015, including their positions and responsibilities.

Name	Position	Responsibility
Kiyohito Nagata	Executive Vice President	Managing Director of Kansai Regional Office

Syohei Sakaguchi	Senior Vice President	Managing Director of Hokkaido Regional Office

Koji Aoyama	Senior Vice President	Managing Director of Tohoku Regional Office

Kei Irie	Senior Vice President	Managing Director of Tokai Regional Office

Ichiro Nishino	Senior Vice President	Managing Director of Hokuriku Regional Office

Yohji Maruyama	Senior Vice President	Managing Director of Chugoku Regional Office

Osamu Hirokado	Senior Vice President	Managing Director of Shikoku Regional Office

Kazunori Yamamoto	Senior Vice President	Managing Director of Kyusyu Regional Office

Tomohisa Ueno	Senior Vice President	General Manager, Tokyo Branch

Kenichi Mori	Senior Vice President	General Manager, Kanagawa Branch

Hiroshi Nakamura	Senior Vice President	Managing Director of R&D Strategy Department

Minoru Etoh	Senior Vice President	Managing Director of Innovation Management Department

Kyoji Murakami	Senior Vice President	Managing Director of Smart-life Solutions Department

Ken Yoshizaki	Senior Vice President	Managing Director of Financial Business Department

Hozumi Tamura	Senior Vice President	Managing Director of Smart-life Planning Department Managing Director of Global Service Planning Office

Seiji Maruyama	Senior Vice President	Managing Director of Product Department

Shigeto Torizuka	Senior Vice President	Managing Director of Sales Promotion Department

Kouji Furukawa	Senior Vice President	Managing Director of Corporate Sales and Marketing Department I

Eiichi Sakamoto	Senior Vice President	Managing Director of Corporate Marketing Strategy Department

Note:	Directors who concurrently serve as an executive officer are not included in the above list.

B.	Compensation

The aggregate compensation to the member of the board of directors and audit & supervisory board members during the year ended March 31, 2015 was as follows:

Position	Total Compensation	Millions of yen				Number of Persons
		Breakdown of Compensation
		Base Salary	Stock Option	Bonus	Retirement Bonus
Member of the board of directors *1	¥515	¥417	—	¥98	—	20
Audit & supervisory board member *2	¥37	¥37	—	—	—	3
Outside member of the board of director/ audit & supervisory board member	¥101	¥101	—	—	—	5

Total	¥654	¥555	—	¥98	—	28

(Notes)

1.	Upper limits on compensation to members of the board of directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Member of the board of directors includes 7 directors who retired at the end of the 23rd ordinary general meeting of shareholders held on June 19, 2014.
3.	Audit & supervisory board member includes 2 audit & supervisory board members who retired at the end of the 23rd ordinary general meeting of shareholders held on June 19, 2014.
*1	Excluding outside member(s) of the board of directors
*2	Excluding outside audit & supervisory board member(s)

C.	Board Practices

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or audit & supervisory board members providing for severance benefits upon termination of employment.

In order to enable our directors (including former directors) and audit & supervisory board members (including former audit & supervisory board members) to fully perform the roles expected of them in the execution of their work duties, we are permitted, pursuant to the Companies Act and our Articles of Incorporation, to release directors and audit & supervisory board members from liability for damages resulting from neglect of duties, with such release to be made by resolution of the Board of Directors, and to be within the range permitted by law. Further, we can conclude agreements with members of the board of directors (excluding members of the board of directors with executive authority over operations, etc.) and audit & supervisory board members limiting their liability for damages resulting from neglect of duties. However, the liability limit pursuant to these agreements is the amount stipulated by law.

D.	Employees

As of March 31, 2015, DOCOMO and its subsidiaries had 25,680 employees representing an increase of 820 employees since March 31, 2014. As of March 31, 2014, 2013 and 2012 we had 24,860, 23,890, and 23,289 employees, respectively. The average number of temporary employees for the year ended March 31, 2015 was 11,732.

Of our 25,680 employees on March 31, 2015, 2,898 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2015, 2,143 employees were working at overseas consolidated subsidiaries.

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

Information required by this item is set forth in Item 6.A. of this annual report and below. We have not granted stock options to any of our members of the board of directors or audit & supervisory board members and we do not currently have any stock option plans approved pursuant to which they may be granted shares or stock options.

As of May 31, 2015, our members of the board of directors and audit & supervisory board members owned 180,200 of our shares. Currently, all of our full-time members of the board of directors and audit & supervisory board members participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2015, NTT owned 2,587,008,900 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 34.91% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see Item 4.B-9 “Relationship with NTT.”

There was no change in NTT’s share ownership of our total issued shares in the fiscal years ended March 31, 2013, 2014 and 2015.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2015 were as follows:

Category	Number of Shareholders	Number of Shares Held	Issued Voting Shares
Japanese financial institutions	232	369,129,758	9.03
Japanese securities companies	45	91,297,355	2.23
Other Japanese corporations	1,827	2,634,279,038	64.47
Foreign corporations and individuals	965	541,138,994	13.24
Japanese individuals, treasury shares and others	279,490	449,926,855	11.01

Total	282,559	4,085,772,000	100

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2015, 21,765,312 shares of our common stock were held in the form of 21,765,312 ADRs. According to our register of shareholders, as of March 31, 2015, there were 282,559 holders of common stock of record worldwide. As of March 31, 2015, there were 230 group record holders of our common stock with addresses in the

United States, whose shareholdings represented approximately 5.5% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

We have entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see Item 4.B-9 “Relationship with NTT.”

With NTT FINANCE, we have also entered into contracts for bailments of cash for consumption and a contract regarding the transfer of receivables based on a basic contract regarding the transfer of billing claims and account receivables relating to the company’s mobile communications services, installment receivables for subscribers’ equipment purchases and others. NTT and its subsidiaries collectively own 99.9% of the voting interest in NTT FINANCE as of March 31, 2015. For information regarding our transactions with NTT FINANCE, see Note 15 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B-10 “Legal Proceedings” of this annual report.

Dividend Policy

We believe that providing adequate returns to shareholders is one of the most important issues in corporate management while raising corporate value through the growth and expansion of our businesses. We plan to pay dividends by taking into account our consolidated results, consolidated financial position and consolidated dividend payout ratio based on the principle of stable and sustainable dividend payments.

We expect to pay an annual dividend of ¥70 per share for the year ending March 31, 2016, which will consist of a ¥35 interim dividend and a ¥35 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2015, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”). On June 5, 2015, the closing sale price of our shares on the TSE was ¥2,304.5 per share. Our shares are also quoted and traded through the New York Stock Exchange (“NYSE”). The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Index (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE *1*2		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2011	1,590	1,280	1,001.77	725.90	11,408.17	8,227.63
2012	1,518	1,336	879.48	703.88	10,255.15	8,135.79
2013	1,497	1,119	1,061.75	692.18	12,650.26	8,238.96
2014	1,756	1,358	1,308.08	971.33	16,320.22	11,805.78
1st Quarter	1,666	1,358	1,289.77	971.33	15,942.60	11,805.78
2nd Quarter	1,670	1,473	1,232.02	1,103.94	14,953.29	13,188.14
3rd Quarter	1,730	1,506	1,302.87	1,138.75	16,320.22	13,748.94
4th Quarter	1,756	1,530	1,308.08	1,139.27	16,164.01	13,995.86
2015	2,252.5	1,515	1,594.71	1,121.50	19,778.60	13,885.11
1st Quarter	1,778	1,515	1,273.80	1,121.50	15,442.67	13,885.11
2nd Quarter	1,934.5	1,731	1,346.43	1,224.85	16,374.14	14,753.84
3rd Quarter	1,898	1,612.5	1,454.22	1,177.22	18,030.83	14,529.03
4th Quarter	2,252.5	1,731	1,594.71	1,343.29	19,778.60	16,592.57

Calendar Year 2014
December	1,893.5	1,752.5	1,454.22	1,346.37	18,030.83	16,672.94

Calendar Year 2015
January	2,047	1,731	1,433.35	1,343.29	17,850.59	16,592.57
February	2,150	1,955	1,529.20	1,387.38	18,865.39	17,271.87
March	2,252.5	2,085.5	1,594.71	1,504.45	19,778.60	18,577.06
April	2,296	2,040.5	1,633.81	1,519.41	20,252.12	18,927.95
May	2,273.5	2,100	1,680.39	1,571.43	20,655.33	19,257.85
June (through June 5, 2015)	2,364.5	2,228.5	1,683.19	1,658.99	20,619.61	20,363.18

*1	As we conducted a 1:100 stock split with an effective date of October 1, 2013, figures provided for “TSE” are adjusted accordingly.
*2	Since TSE introduced the sub-yen tick sizes for TOPIX100 stocks on July 22, 2014 (¥0.5 tick sizes was introduced between ¥1,000 and ¥5,000), the stock prices from 2nd quarter of fiscal year ended March 31, 2015 contain decimals.

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 5, 2015, the closing sale price of American Depositary Shares on the NYSE was $18.34 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2011	19.23	14.47
2012	19.55	16.56
2013	17.49	13.81
2014	16.74	14.58
1st Quarter	16.58	14.58
2nd Quarter	16.74	14.95
3rd Quarter	16.51	15.64
4th Quarter	16.86	15.12
2015	18.64	14.42
1st Quarter	17.35	15.02
2nd Quarter	18.10	16.62
3rd Quarter	17.12	14.60
4th Quarter	18.64	14.42

Calendar Year 2014
December	15.79	14.60

Calendar Year 2015
January	17.02	14.42
February	18.03	16.64
March	18.64	17.39
April	19.22	17.24
May	18.56	17.49
June (through June 5, 2015)	18.87	18.11

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” in Item 9 of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1. Objects and Purposes in Our Articles of Incorporation

Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, state our purposes, which include engaging in the telecommunications business, other businesses related to the operation of a wireless telecommunication services provider and non-related businesses.

2. Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a member of the board of director’s power to vote on a proposal, arrangement or contract in which a member of the board of director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the Board of Directors.

The Companies Act provides that compensation for members of the board of directors is fixed by resolution of a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each member of the board of directors. The Board of Directors may, by its resolution, leave such decision to the discretion of the Company’s president.

The Companies Act provides that the incurrence by a company of a significant loan from a third party should be approved by a resolution of the Company’s Board of Directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our members of the board of directors under the Companies Act or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a member of the board of directors of NTT DOCOMO, INC. under the Companies Act or our Articles of Incorporation.

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

At present, our authorized share capital is 17,460,000,000 shares with no par value of which 4,085,772,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

For information as to Japanese taxes on dividends, see “Taxation—Japanese Taxation” in Item 10.

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2015, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

On June 5, 2015, the closing price of our shares on the Tokyo Stock Exchange was ¥2,304.5 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,500	Less than	¥2,000	¥400
Over	2,000	Less than	3,000	500
Over	3,000	Less than	5,000	700

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A.

C.	Material Contracts

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (“the Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax that is refundable will not be eligible for credit against your United States federal income tax liability. Please see “Japanese Taxation,” below, for the procedures for obtaining a reduced rate of withholding under the Treaty or a tax refund. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or “PFIC,” for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder were to elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Generally, a non-resident individual or a non-Japanese corporation as a holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to a non-resident individual of Japan or a non-Japanese corporation is 20.42% (up to December 31, 2037, which rate of Japanese withholding tax includes the Special Reconstruction Income Tax, which is described below) and will be 20% after December 31, 2037. With respect to dividends paid on listed shares issued by a Japanese corporation (such as our shares) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 15.315% for dividends to be due and payable on or before December 31, 2037, and (ii) 15% for dividends to be due and payable thereafter. This tax reduction is not available for a non-resident individual who holds 3% or more of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) up to December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount). Japan has income tax treaties whereby the withholding tax rate is provided not to exceed the prescribed rate, which is generally 15% or 10%, for portfolio investors. 15% is applied under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% is applied under the income tax treaties with Australia, France, Hong Kong, Kuwait, The Netherlands, Portugal, Saudi Arabia, Sweden, Switzerland, the United Kingdom, the United States and United Arab Emirates. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaties between Japan and the United Kingdom, The Netherland, and Switzerland, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares.

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

We were not a counterparty to any interest rate swap arrangements designated as instruments hedging the changes in fair value as of March 31, 2014 and 2015 and did not enter into any interest rate swaps designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2014 and 2015.

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/15
		Year ending March 31,
		2016	2017	2018	2019	2020	Thereafter	Total
DEBT
Corporate bonds
Japanese Yen Bonds	1.2%	—	—	¥60,000	¥110,000	—	¥50,000	¥220,000	¥228,073
Borrowings from banks and others
Japanese Yen Loans	0.9%	203	200	200	—	—	—	603	605

Long term debt, including current portion Total		¥203	¥200	¥60,200	¥110,000	—	¥50,000	¥220,603	¥228,678

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2015, the foreign exchange forward contracts outstanding totaled ¥100 million, with an unrealized loss of ¥0 million. As of March 31, 2015, the foreign currency option contracts outstanding totaled ¥48,740 million, with an unrealized gain of ¥394 million.

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

	Millions of yen
	March 31, 2015
	Carrying Amount	Fair Value
Equity securities available-for-sale	¥181,824	¥181,824
Debt securities available-for-sale	6	6

Total	¥181,830	¥181,830

Concentrations of credit risk

As of March 31, 2015, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥259,218 million, and the amount of receivables held for sale was ¥1,149,081 million. For information regarding our transactions with NTT FINANCE, see Note 15 of “Notes to Consolidated Financial Statements—Related Party Transactions.”

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

As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADS

Any cash distribution made pursuant to the Deposit Agreement	$0.02 or less per ADS

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners.

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $42,000 for the calendar year 2014. Furthermore, from April 1, 2014 to March 31, 2015, the Bank of New York Mellon has waived a total of $134,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2015 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2015 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015 by using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2015 was effective.

Our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2015, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit & Supervisory Board has resolved to elect Ms. Eiko Tsujiyama as “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside audit & supervisory board member under the Companies Act and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 26, 2015, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2014 and 2015.

	Millions of yen
	Year ended March 31,
	2014	2015
Audit fees (1)	¥1,072	¥1,122
Audit-related fees (2)	4	3
Tax-related fees (3)	39	48
All other fees (4)	16	10

Total	¥1,131	¥1,183

(1)	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
(3)	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
(4)	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs (1) through (3), such as providing guidance and counsel on International Financial Reporting Standards.

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

For the fiscal year ended March 31, 2015, all of the services provided by KPMG AZSA LLC and its affiliates were approved by the Company’s Board of Directors and the Audit & Supervisory Board pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

•	The Audit & Supervisory Board must be established, and its members must be selected, pursuant to Japanese law requiring such a board for Japanese companies that elect to have a corporate governance system with audit & supervisory board members.

•	Japanese law must and does require the Audit & Supervisory Board to be separate from the Board of Directors.

•	None of the members of the Audit & Supervisory Board may be elected by management, and none of the listed company’s executive officers may be a member of the Audit & Supervisory Board.

•	Japanese law must and does set forth standards for the independence of the members of the Audit & Supervisory Board from the listed company or its management.

•	The Audit & Supervisory Board, in accordance with Japanese law or the listed company’s governing documents (such as Articles of Incorporation, Regulations of the Board of Directors and etc.), must be responsible, to the election of independent auditor and the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

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

•

the listed company must provide for appropriate funding, as determined by its Audit & Supervisory Board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the Audit & Supervisory Board, and (iii) ordinary administrative expenses of the audit & supervisory board member that are necessary or appropriate in carrying out its duties.

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to 30, 2014	0	—	0	0
May 1 to 31, 2014	0	—	0	0
June 1 to 30, 2014	0	—	0	0
July 1 to 31, 2014	0	—	0	0
August 1 to 31, 2014	0	—	0	0
September 1 to 30, 2014	181,530,121	1,695	181,530,121	138,469,879
October 1 to 31, 2014	74	1,693	0	0
November 1 to 30, 2014	17,548,500	1,839	17,548,500	120,921,379
December 1 to 31, 2014	16,197,500	1,835	16,197,500	104,723,879
January 1 to 31, 2015	13,300,000	1,903	13,300,000	91,423,879
February 1 to 28, 2015	18,050,000	2,049	18,050,000	73,373,879
March 1 to 31, 2015	18,650,050	2,201	18,650,000	54,723,879
Total	265,276,245	1,783	265,276,121	—

*	Shares purchased include compulsory acquisition of less-than-one-unit shares purchased from time to time

Note:	On April 25, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015. To be more specific, repurchase by a tender offer (up to 206,489,675 outstanding shares of its common stock at an amount in total not exceeding ¥350,000 million, ¥1,695 per common share from during the period from August 7, 2014 through September 3, 2014) resolved at the meeting of the Board of Directors held on August 6, 2014, and share repurchase (up to 138,469,879 outstanding shares of its common stock at an amount in total not exceeding ¥192,306 million from during the period from November 1, 2014 through March 31, 2015) resolved at the meeting of the Board of Directors held on October 31, 2014.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

Under the Companies Act, Japanese joint stock corporations (kabushiki kaisha) above a certain size whose shares are transferable without the approval of such corporations, including the Company, may elect to structure their corporate governance system as either, a company with an audit & supervisory board (kansayakukai secchigaisha), a company with nominating committees or similar (shimei iinkaitou secchikaisha), or a company with audit and supervisory committees (kansatou iinkai secchikaisha). The company with audit or similar committees is a new corporate governance system introduced by the Companies Act amendment enacted as of May 1st, 2015. The Company is currently a company with an audit & supervisory board.

As a company with an audit & supervisory board, the Company is not required under the Companies Act to have any outside member of the board of directors.

However, due to the amendment described above, new rules to promote the establishment of outside member of the board of directors are established and if a listed company greater than a certain scale does not have any outside member of the board of directors appointed, the Company is obligated to explain why it is not appropriate to appoint an outside member of the board of directors at the annual general meeting of shareholders.

Also, the definition of outside member of the board of directors has been revised in this amendment of the Companies Act and outside member of the board of directors are now defined as those who fulfill all of the conditions below:

•

A person who is not an Executive Director, Executive Officer, manager or other employee (hereafter, “Executive Director, etc.”) of the Company or its subsidiaries and have not been an Executive Director, etc. of the Company or its subsidiaries in the 10 years prior to appointment as an outside member of the board of directors;

•

A person who has been a member of the board of directors, accounting advisor or audit & supervisory board member of the Company or its subsidiaries at any time in the 10 years prior to appointment as an outside member of the board of directors, those who have not been an executive director, etc. of the Company or its subsidiaries in the 10 years prior to the appointment to the said position;

•	A person who is not a Parent Company, etc. of the Company (limited to a natural person) or a member of the board of directors, executive officer, manager or other employee of a Parent Company, etc.;

•	A person who is not an Executive Director, etc. of a subsidiary, etc. of the Parent Company, etc. of the Company (excluding the Company and its subsidiaries); and

•

A person who is not a spouse or relative within the second degree of kinship of a member of the board of directors, executive officer, manager or other important employee of the Company, nor its Parent Company, etc (limited to a natural person).

The tasks of auditing the performance of its members of the board of directors and auditing the Company’s financial statements are assigned to the Company’s audit & supervisory board members, who are separate from the Company’s member of the board of directors. Under the Companies Act, at least one half of a company’s audit & supervisory board members are required to be outside audit & supervisory board members who must meet certain requirements. Due to the amendment to the Companies Act, the definition of outside audit & supervisory board members has also been revised, and outside audit & supervisory board members are defined as those who meet all of the following requirements:

•

A person who has not been a member of the board of directors, accounting advisor, executive officer, manager or other employee of the Company or its subsidiaries within the 10 years prior to the appointment;

•

A person who has been an audit & supervisory board member of the Company or its subsidiaries at any time in the 10 years prior to this appointment, the person who has not been a member of the board of directors, accounting advisor, executive officer, manager or employee of the Company or its subsidiaries in the 10 years prior to the appointment to the said audit & supervisory board member position;

•

A person who is not a Parent Company, etc. of the Company (limited to a natural person) or a member of the board of directors, audit & supervisory board member, executive officer, manager or other employee of a Parent Company, etc.;

•	A person who is not an Executive Director, etc. of a subsidiary, etc. of Parent Company, etc. (excluding the Company and its subsidiaries); and

•

A person who is not the spouse or a relative within the second degree of kinship of a member of the board of directors, manager or other important employee of the Company, nor its Parent Company, etc. (limited to a natural person).

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one independent director/auditor. Further, the regulations state that companies must take efforts to secure at least one independent director/auditor who is a member of the board of directors. An independent director/auditor is defined as an outside member of the board of directors/audit & supervisory board member who is unlikely to have conflicts of interest with general investors. As of June 2015, we have appointed one outside member of the board of directors and two outside audit & supervisory board members as independent director/auditor. These outside member of the board of directors and outside audit & supervisory board members meet the revised criteria for outside member of the board of directors or outside audit & supervisory board members under the aforementioned Companies Act amendment.

Furthermore, the TSE formulated as an appendix to its rules titled Japan’s Corporate Governance Code applicable to all listed companies on the TSE, which was issued on June 1, 2015. The TSE requires all listed companies to adopt the Corporate Governance Code or explain the reasons for not adopting the Corporate Governance Code in their corporate governance reports. The Corporate Governance Code establishes fundamental principles for effective corporate governance, consisting of i) securing the rights and equal treatment of shareholders, ii) appropriate cooperation with various stakeholders other than shareholders, iii) ensuring appropriate information disclosure and transparency, iv) responsibilities of the Board of Directors and v) constructive dialogue with shareholders.

•	Audit & Supervisory Board

Under the audit & supervisory board member system that the Company employs, the Audit & Supervisory Board is a legally separate and independent body from the Board of Directors. The function of the Audit & Supervisory Board and each audit & supervisory board member is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to audit the performance of the member of the board of directors, and express an opinion if it is the opinion of the Audit & Supervisory Board that the method, or the results of the audit report by the Company’s accounting firm is not suitable and express the reason for such opinion, for the protection of the Company’s shareholders. Further, due to the aforementioned amendments to the Companies Act, agenda items for shareholder’s meetings in relation to the selection, termination or discontinuation of accounting auditors will be determined by the Audit & Supervisory Board.

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

The Company’s member of the board of directors must be elected at a general meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

The Company’s audit & supervisory board members must also be elected at a general meeting of shareholders. The Company’s Board of Directors must obtain the consent of its Audit & Supervisory Board in order to submit a proposal for election of an audit & supervisory board member to a general meeting of shareholders. The audit & supervisory board is empowered to request that the Company’s member of the board of directors submit a proposal for election of an audit & supervisory board member to a general meeting of shareholders. All audit & supervisory board members have the right to state their opinion concerning the election of an audit & supervisory board member at the general meeting of shareholders.

•	Compensation

The maximum aggregate compensation amount for the Company’s member of the board of directors and that of the Company’s audit & supervisory board members must be, and accordingly has been, approved at a general meeting of shareholders.

The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation.

The compensation amount for each member of the board of directors is determined by the Company’s President or another member of the board of directors who is delegated to do so by the Board of Directors, and that for each audit & supervisory board member is determined upon consultation among the audit & supervisory board members.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual reports.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation) *1
1.3	Regulations of the Board of Directors of the registrant (English translation)
1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation)
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)
8.1	List of Significant Subsidiaries (See “Business Overview” in Item 4.B of this Form 20-F)
11.1	Code of Ethics (English translation) *2
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

Google, Android, Google Play are trademarks or registered trademarks of Google Inc.

Wi-Fi is a registered trademark of the Wi-Fi Alliance.

TM and © 2015 Apple Inc. All rights reserved. iPad and iPhone are trademarks of Apple Inc., registered in the U.S. and other countries. The iPhone trademark is used under a license from AIPHONE CO., LTD.

hitoe is a registered trademark of Toray industries, Inc. and NTT.

NOTTV is a registered trademark of mmbi, Inc.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 26, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated June 26, 2015 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 26, 2015

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2014 and 2015

	Millions of yen
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥105,553
Short-term investments
Third parties	19,561	3,757
Related parties	—	240,000
Accounts receivable
Third parties	276,409	258,761
Related parties	5,100	5,830
Receivables held for sale	787,459	897,999
Credit card receivables	220,979	234,412
Other receivables
Third parties	34,127	30,576
Related parties	281,835	296,699

Total accounts receivable, receivables held for sale, credit card receivables and other receivables	1,605,909	1,724,277
Less: Allowance for doubtful accounts	(15,078)	(14,100)

Total accounts receivable, receivables held for sale, credit card receivables and other receivables, net	1,590,831	1,710,177
Inventories	232,126	186,275
Deferred tax assets	61,592	61,512
Prepaid expenses and other current assets
Third parties	86,991	98,618
Related parties	8,741	9,484

Total current assets	2,526,762	2,415,376

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,027,390
Buildings and structures	897,759	890,382
Tools, furniture and fixtures	553,497	508,810
Land	201,121	200,736
Construction in progress	158,173	193,497

Sub-total	6,786,376	6,820,815
Accumulated depreciation and amortization	(4,228,610)	(4,309,748)

Total property, plant and equipment, net	2,557,766	2,511,067

Non-current investments and other assets:
Investments in affiliates	424,531	439,070
Marketable securities and other investments	171,875	195,047
Intangible assets, net	665,960	636,319
Goodwill	262,462	266,311
Other assets
Third parties	369,593	430,633
Related parties	259,581	15,090
Deferred tax assets	269,500	237,427

Total non-current investments and other assets	2,423,502	2,219,897

Total assets	¥7,508,030	¥7,146,340

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2014 and 2015

	Millions of yen
	2014	2015
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥203
Short-term borrowings	9,495	2,048
Accounts payable, trade
Third parties	643,822	664,945
Related parties	154,493	146,854
Accrued payroll	54,294	54,955
Accrued income taxes	175,683	68,563
Other current liabilities
Third parties	160,066	169,631
Related parties	7,885	7,103

Total current liabilities	1,205,986	1,114,302

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,400
Accrued liabilities for point programs	113,001	89,929
Liability for employees’ retirement benefits	160,666	173,872
Other long-term liabilities
Third parties	112,558	127,932
Related parties	1,703	1,700

Total long-term liabilities	608,531	613,833

Total liabilities	1,814,517	1,728,135

Redeemable noncontrolling interests	14,869	15,589

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
17,460,000,000 shares as of March 31, 2014 and 2015
Issued shares
4,365,000,000 shares as of March 31, 2014
4,085,772,000 shares as of March 31, 2015
Outstanding shares
4,146,760,100 shares as of March 31, 2014
3,881,483,855 shares as of March 31, 2015	949,680	949,680
Additional paid-in capital	732,875	339,783
Retained earnings	4,328,389	4,397,228
Accumulated other comprehensive income (loss)	9,590	52,599
Treasury stock
218,239,900 shares as of March 31, 2014
204,288,145 shares as of March 31, 2015	(377,168)	(359,218)

Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,380,072
Noncontrolling interests	35,278	22,544

Total equity	5,678,644	5,402,616

Commitments and contingencies
Total liabilities and equity	¥7,508,030	¥7,146,340

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2013, 2014 and 2015

	Millions of yen
	2013	2014	2015
Operating revenues:
Telecommunications services
Third parties	¥3,155,984	¥2,942,847	¥2,727,891
Related parties	20,947	21,133	19,264
Equipment sales
Third parties	754,521	870,597	903,231
Related parties	3,572	1,403	858
Other operating revenues
Third parties	499,999	582,938	682,967
Related parties	35,099	42,285	49,186

Total operating revenues	4,470,122	4,461,203	4,383,397

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	782,352	805,685	892,178
Related parties	221,145	253,934	267,336
Cost of equipment sold (exclusive of items shown separately below)	767,536	785,209	853,062
Depreciation and amortization	699,754	718,694	659,787
Impairment loss	452	—	30,161
Selling, general and administrative
Third parties	940,002	879,323	838,423
Related parties	221,701	199,159	203,379

Total operating expenses	3,632,942	3,642,004	3,744,326

Operating income	837,180	819,199	639,071

Other income (expense):
Interest expense	(1,786)	(1,211)	(797)
Interest income	1,587	1,680	1,283
Other, net	(3,639)	13,381	4,326

Total other income (expense)	(3,838)	13,850	4,812

Income before income taxes and equity in net income (losses) of affiliates	833,342	833,049	643,883
Income taxes:
Current	305,026	319,683	218,552
Deferred	18,033	(11,704)	19,515

Total income taxes	323,059	307,979	238,067

Income before equity in net income (losses) of affiliates	510,283	525,070	405,816
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(29,570)	(69,117)	(7,782)

Net income	480,713	455,953	398,034

Less: Net (income) loss attributable to noncontrolling interests	10,313	8,776	12,059

Net income attributable to NTT DOCOMO, INC.	¥491,026	¥464,729	¥410,093

Per share data:
Weighted average common shares outstanding—Basic and Diluted	4,146,760,100	4,146,760,100	4,038,191,678

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥118.41	¥112.07	¥101.55

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2013, 2014 and 2015

	Millions of yen
	2013	2014	2015
Net income	¥480,713	¥455,953	¥398,034
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	20,680	8,751	22,468
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	6,109	(84)	120
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	31	(76)	(20)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	59	16
Foreign currency translation adjustment, net of applicable taxes	34,041	31,653	29,678
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	155	6,010	—
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(5,895)	11,929	(9,159)
Prior service cost arising during period, net	—	3,361	—
Less: Amortization of prior service cost	(1,458)	(1,457)	(894)
Less: Curtailment gain	—	(3,294)	—
Less: Amortization of actuarial gains and losses	1,805	1,963	1,104
Less: Amortization of transition obligation	80	80	72

Total other comprehensive income (loss)	55,548	58,895	43,385

Comprehensive income	536,261	514,848	441,419

Less: Comprehensive (income) loss attributable to noncontrolling interests	10,182	8,583	11,683

Comprehensive income attributable to NTT DOCOMO, INC.	¥546,443	¥523,431	¥453,102

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2013, 2014 and 2015

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance as of March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

Cash dividends declared (¥58 per share)			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Net income			491,026			491,026	(10,313)	480,713
Other comprehensive income (loss)				55,417		55,417	131	55,548

Balance as of March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565

Cash dividends declared (¥60 per share)			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared (¥60 per share)			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income (loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616

*	Changes in the redeemable noncontrolling interest are not included in the table.

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2013, 2014 and 2015

	Millions of yen
	2013	2014	2015
Cash flows from operating activities:
Net income	¥480,713	¥455,953	¥398,034
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	699,754	718,694	659,787
Deferred taxes	18,033	(11,704)	19,515
Loss on sale or disposal of property, plant and equipment	31,878	34,303	40,073
Inventory write-downs	12,662	4,415	13,716
Impairment loss	452	—	30,161
Impairment loss on marketable securities and other investments	10,928	3,055	902
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	29,570	69,117	7,782
Dividends from affiliates	15,899	17,415	17,591
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	706,742	(9,269)	17,489
(Increase) / decrease in receivables held for sale	(638,149)	(149,310)	(110,540)
(Increase) / decrease in credit card receivables	(8,646)	(13,849)	(7,497)
(Increase) / decrease in other receivables	(229,252)	(21,875)	(13,467)
Increase / (decrease) in allowance for doubtful accounts	(7,024)	(2,815)	2,931
(Increase) / decrease in inventories	(35,037)	(55,264)	32,270
(Increase) / decrease in prepaid expenses and other current assets	(12,564)	(7,661)	(10,565)
(Increase) / decrease in non-current installment receivable for handsets	88,075	—	—
(Increase) / decrease in non-current receivables held for sale	(149,972)	(53,276)	(55,468)
Increase / (decrease) in accounts payable, trade	(39,377)	65,083	5,278
Increase / (decrease) in accrued income taxes	(15,844)	39,691	(107,166)
Increase / (decrease) in other current liabilities	10,805	(40,422)	16,964
Increase / (decrease) in accrued liabilities for point programs	(32,281)	(27,854)	(23,072)
Increase / (decrease) in liability for employees’ retirement benefits	9,539	(10,732)	13,209
Increase / (decrease) in other long-term liabilities	(34,215)	(32,977)	11,925
Other, net	19,716	29,924	3,125

Net cash provided by operating activities	932,405	1,000,642	962,977

Cash flows from investing activities:
Purchases of property, plant and equipment	(535,999)	(498,668)	(493,189)
Purchases of intangible and other assets	(242,918)	(213,508)	(170,203)
Purchases of non-current investments	(7,444)	(16,186)	(5,107)
Proceeds from sale of non-current investments	1,731	5,235	1,753
Acquisitions of subsidiaries, net of cash acquired	(17,886)	(19,213)	—
Purchases of short-term investments	(665,223)	(39,084)	(34,613)
Redemption of short-term investments	915,105	68,937	50,806
Long-term bailment for consumption to a related party	(240,000)	—	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	10,000	—
Short-term bailment for consumption to a related party	—	(70,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	70,000	—
Other, net	700	(1,093)	(641)

Net cash used in investing activities	(701,934)	(703,580)	(651,194)

Cash flows from financing activities:
Proceeds from long-term debt	60,000	50,000	—
Repayment of long-term debt	(82,181)	(74,989)	(248)
Proceeds from short-term borrowings	20,750	13,740	221,606
Repayment of short-term borrowings	(15,599)	(26,132)	(229,065)
Principal payments under capital lease obligations	(2,801)	(2,128)	(1,729)
Payments to acquire treasury stock	—	—	(473,036)
Dividends paid	(240,388)	(248,814)	(243,349)
Other, net	(748)	18,530	(8,436)

Net cash provided by (used in) financing activities	(260,967)	(269,793)	(734,257)

Effect of exchange rate changes on cash and cash equivalents	2,092	5,977	1,107

Net increase (decrease) in cash and cash equivalents	(28,404)	33,246	(421,367)
Cash and cash equivalents at beginning of year	522,078	493,674	526,920

Cash and cash equivalents at end of year	¥493,674	¥526,920	¥105,553

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥1,017	¥886	¥1,539
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,840	1,578	876
Income taxes	321,453	280,434	326,107
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,931	1,513	940
Assets of wireless telecommunications equipment acquired through exchanges of similar equipment	—	—	3,605
Retirement of treasury stock	—	—	490,986

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 32.47% of which is owned by the Japanese government, owns 63.32% of NTT DOCOMO, INC.’s issued stock and 66.65% of NTT DOCOMO, INC.’s voting stock outstanding as of March 31, 2015.

DOCOMO mainly provides its subscribers with mobile communications services such as LTE(Xi) services and FOMA services. In addition, DOCOMO sells handsets and related equipment primarily to agent resellers who in turn sell such equipment to subscribers.

2. Summary of significant accounting and reporting policies:

(a) Significant accounting policies

Principles of consolidation—

The consolidated financial statements include accounts of NTT DOCOMO, INC. and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and should consolidate the entity. For the fiscal years ended March 31, 2013, 2014 and 2015, DOCOMO had no variable interest entities to be consolidated or disclosed.

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

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years. This modification will be applied prospectively as a change in accounting estimate.

The impact from this change in accounting estimate on the consolidated statements of income is increases in “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” of ¥51,307 million, ¥32,939 million and ¥8.16, respectively, for the fiscal year ended March 31, 2015.

Cash and cash equivalents—

DOCOMO considers cash in banks and short-term highly liquid investments with original maturities of 3 months or less at the date of purchase to be cash and cash equivalents.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term investments—

Highly liquid investments, which have original maturities of longer than 3 months at the date of purchase and remaining maturities of 1 year or less at the end of fiscal year, are considered to be short-term investments.

Receivables held for sale—

The accounts receivable for DOCOMO’s telecommunications services, installment receivables for subscribers’ equipment purchases and others (“receivables for telecommunications services”) which DOCOMO decides to sell are reclassified to “Receivables held for sale” and “Other assets” in the consolidated balance sheet.

Receivables held for sale are measured at the lower of cost or fair value and the amount by which cost exceeds fair value was ¥7,064 million and ¥7,635 million for the fiscal years ended March 31, 2014 and 2015, respectively, and was recorded as a valuation allowance in “Allowance for doubtful accounts” and “Other assets” in the consolidated balance sheets.

In addition, the aggregated amount of losses on sales of “receivables for telecommunications services” and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥65,280 million, ¥64,789 million and ¥67,327 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively, and was recorded as “Selling, general and administrative” expenses in the consolidated statements of income. The fair value of receivables held for sale is measured based on the estimated future discounted cash flows.

Allowance for doubtful accounts—

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. Due to the rapid technological changes associated with the wireless telecommunications business, DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2013, 2014 and 2015 resulting in losses totaling ¥12,662 million, ¥4,415 million and ¥13,716 million, respectively, which were included in “Cost of equipment sold” in the consolidated statements of income.

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

Depreciation and amortization expenses of property, plant and equipment for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥477,311 million, ¥480,836 million and ¥481,971 million, respectively.

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

Debt securities held by DOCOMO, which DOCOMO has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included in “Accumulated other comprehensive income (loss).” Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Highly liquid debt securities with original maturities of 3 months or less at the date of purchase are recorded as “Cash and cash equivalents,” while debt securities that are not recorded as “Cash and cash equivalents” with remaining maturities of 1 year or less at the end of fiscal year are recorded as “Short-term investments” in the consolidated balance sheets.

DOCOMO did not hold or transact any trading securities during the fiscal years ended March 31, 2013, 2014 and 2015.

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

DOCOMO does not amortize either goodwill, including investor level goodwill related to the investments accounted for under the equity method, or other intangible assets determined to have an indefinite useful life. However, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested annually for impairment mainly as of March 31 and the assets are also tested between the annual tests if an event or circumstances occurs that would imply impairment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the fiscal years ended March 31, 2013 and 2014, the most significant amount of recorded goodwill resided in the mobile business in Japan reporting units, which was included in DOCOMO’s mobile business segment. The reporting unit had recorded goodwill of ¥133,505 million and had passed the first step of the impairment test by a substantial margin.

During the fiscal year ended March 31, 2015, DOCOMO realigned its operating segments. This realignment was due to a change in the management of DOCOMO’s businesses, which led DOCOMO to reorganize the internal organization of its financial reporting structure in a manner that caused the composition of DOCOMO’s reporting segments to change. DOCOMO realigned its reporting units in accordance with the realignment of its reporting segments and goodwill was allocated to reporting units based on their relative fair value.

For the fiscal year ended March 31, 2015, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in DOCOMO’s telecommunications business segment. This reporting unit has recorded goodwill of ¥127,272 million since as of the date of the change in the reporting units and has passed the first step of the impairment tests by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant for the fiscal years ended March 31, 2013, 2014 and 2015. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and DOCOMO’s most recent views of the long term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

For the goodwill impairment losses recorded during the fiscal years ended March 31, 2013, 2014 and 2015, see Note 8 “Goodwill and other intangible assets.”

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

DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of acquisition. Software maintenance and training costs are expensed as incurred. Capitalized software costs are amortized over up to 7 years.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts capitalized related to rights to use certain telecommunications assets of wireline operators, primarily NTT, are amortized over 20 years.

Impairment of long-lived assets—

DOCOMO’s long-lived assets other than goodwill, such as property, plant and equipment, software and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow methods, quoted market value and third-party independent appraisals, as considered necessary.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the fiscal years ended March 31, 2014 and 2015, DOCOMO believes that subsequent fair value adjustment of redeemable noncontrolling interests is not required because these are not currently redeemable or it is not probable that these will become redeemable. DOCOMO will reassess the probability of redemption annually.

Revenue recognition—

DOCOMO primarily generates revenues from two sources—mobile communications services and equipment sales. These revenue sources are separate and distinct earnings processes. Mobile communications service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

DOCOMO sets its mobile communications services rates in accordance with the Japanese Telecommunications Business Act and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Mobile communications service revenues primarily consist of basic monthly charges, airtime charges and fees for activation. Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers billing arrangements called “Nikagetsu Kurikoshi” (2 month carry-over) and “Packet Kurikoshi,” in which unused allowances are automatically carried over.

“Nikagetsu Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly free minutes and/or packets are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Packet Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly packet data which can be used without speed cap are automatically carried over for up to the following month. DOCOMO defers revenues based on the portion of unused allowances that are estimated to be utilized in the next month. As DOCOMO does not have sufficient empirical evidence to reasonably estimate unused allowances that will be utilized in the next month, DOCOMO deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues in the next month.

Equipment sales are recognized as revenues when equipment is accepted mainly by agent resellers, and all inventory risk is transferred mainly to agent resellers from DOCOMO. Certain commissions paid to agent resellers and incentives offered to subscribers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers.

From the fiscal year ended March 31, 2014, DOCOMO commenced a new incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, DOCOMO provides subscribers the discounts depending on the number of installment payments upon certain events including replacement of the original smartphones. During the fiscal year ended March 31, 2014, DOCOMO recorded a reduction of revenues based on the maximum potential discount amount of installment receivables as no sufficient empirical evidence was available to reasonably estimate such amounts. During the fiscal year ended March 31, 2015, DOCOMO has recognized estimated future discount amount as a reduction of revenue since DOCOMO developed sufficient empirical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

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

On March 1, 2015, DOCOMO commenced an optical-fiber broadband service, “docomo Hikari,” by utilizing the wholesale optical-fiber access service of NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, subsidiaries of NTT. Since the “docomo Hikari” started from March 1, 2015, the revenue of “docomo Hikari” service included in telecommunications services on the consolidated statements of income for the year ended March 31, 2015 was immaterial.

In addition to the above, DOCOMO sells a variety of goods and digital media contents, such as video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, and renders services such as “Mobile Device Protection Service,” of which revenues are included in other operating

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenues on the consolidated statements of income. DOCOMO recognizes the related revenues when the following criteria are met. Persuasive evidence of an arrangement or contract exists, delivery has occurred or service has been rendered, the selling price is fixed and collection is reasonably assured.

In addition, DOCOMO evaluates whether it is appropriate to record the gross amount of the revenues and related costs for those goods and services by considering a number of factors, including, but not limited to, whether DOCOMO is the primary obligor under the arrangement or contract, has the inventory risk and has latitude in establishing prices. As DOCOMO generally is the primary obligor with the inventory risk, latitude in establishing prices and/or credit risks, the related revenues are presented on a gross basis.

Contrarily, for certain transactions on the “dmarket,” DOCOMO is not considered the primary obligor, does not take or take little inventory risk, has no latitude in establishing prices and/or credit risk. DOCOMO is considered an agent for such transactions and related revenues are presented on a net basis.

The deferred revenue and deferred charges as of March 31, 2014 and 2015 were as follows:

		Millions of yen
	Locations	2014	2015
Current deferred revenue	Other current liabilities	¥53,720	¥64,796
Long-term deferred revenue	Other long-term liabilities	55,841	79,610
Current deferred charges	Prepaid expenses and other current assets	16,847	17,293
Long-term deferred charges	Other assets	55,841	72,801

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with point programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the service operations and maintenance process.

Income taxes—

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding for the period. Diluted earnings per share attributable to NTT DOCOMO, INC. assume the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

DOCOMO did not issue dilutive securities during the fiscal years ended March 31, 2013, 2014 and 2015, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

(b) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2015.

(c) Recently issued Accounting Standards

Revenue from Contracts with Customers—

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”, which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for DOCOMO on April 1, 2017. On April 29, 2015, the FASB issued an exposure draft to delay the effective date of the ASU by one year. In the event that the exposure draft goes into effect, the standard would be effective for DOCOMO on April 1, 2018 and early adoption of the standard as of April 1, 2017 would also be permitted.

DOCOMO is currently evaluating the effect that the ASU will have on its consolidated financial statements and related disclosures.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2014 and 2015 comprised the following:

	Millions of yen
	2014	2015
Cash	¥157,650	¥92,821
Certificates of deposit	20,000	—
Commercial paper	2,212	802
Bailment for consumption	346,911	11,930
Other	147	—

Total	¥526,920	¥105,553

The aggregate amount of commercial paper as of March 31, 2014 and 2015 was ¥2,212 million and ¥802 million, respectively, all of which were included in “Cash and cash equivalents” in the consolidated balance sheet. The commercial paper as of March 31, 2014 and 2015 was classified as available-for-sale securities, fair value of which approximates their amortized amounts.

The aggregate amount of certificates of deposit as of March 31, 2014 were ¥20,000 million, all of which were recorded in “Cash and cash equivalents” in the consolidated balance sheet.

Information regarding “Bailment for consumption” is disclosed in Note 15 “Related party transactions.”

4. Inventories:

“Inventories” as of March 31, 2014 and 2015 comprised the following:

	Millions of yen
	2014	2015
Finished goods	¥229,473	¥183,325
Materials and supplies	2,653	2,950

Total	¥232,126	¥186,275

5. Impairment of long-lived assets:

Impairment of multimedia broadcasting business for mobile devices assets—

For the fiscal year ended March 31, 2015, DOCOMO failed to meet the forecasted revenues of the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment due to new competition in content streaming services provided through smart phones and other devices, resulting in a significant increase in uncertainty over the likelihood of future significant improvement of the profitability of this business. This triggered, DOCOMO to conduct a recoverability assessment for its long-lived assets, including property, plant and equipment and intangible assets, of the multimedia broadcasting business for the fiscal year ended March 31, 2015.

The estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts. The fair value of long-lived assets related to the multimedia broadcasting business for mobile devices was estimated primarily based on the discounted cash flow method. As the discounted cash flows expected to be generated by the long-lived assets would be a negative, DOCOMO recorded an impairment for the entire carrying amount of these assets.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, DOCOMO estimated the fair value of certain equipment related to the multimedia broadcasting business based on the observable market transactions of comparable assets, such as the orderly liquidation value of each asset.

Consequently, a reduction of the carrying amounts to fair value was necessary resulting in DOCOMO recording a non-cash impairment loss of ¥30,161 million as “Impairment loss” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

6. Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd.—

Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”) is a credit card operator in Japan and a privately held company.

As of March 31, 2014 and 2015, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

Philippine Long Distance Telephone Company (“PLDT”) is a telecommunication operator in the Philippines and a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

DOCOMO held approximately 15% of PLDT’s outstanding common shares and approximately 9% of voting interest in PLDT as of March 31, 2014 and 2015. The ratio of outstanding common shares and voting interest in PLDT held by DOCOMO as of March 31, 2014 and 2015 are different because PLDT issued voting preferred stock in October, 2012 as below.

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

In October 2012, PLDT issued voting preferred stocks in order to dilute the foreign ownership interest in PLDT to less than the 40%, as a decision of the Supreme Court of the Philippines increased the foreign ownership percentage of PLDT in excess of 40% limit, which conflicts with a restriction on a foreign ownership in the Philippines. As a result, DOCOMO’s voting interest in PLDT decreased to approximately 9% from 15%.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s carrying amount of its investment in PLDT was ¥130,815 million and ¥143,819 million as of March 31, 2014 and 2015, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥197,354 million and ¥240,522 million as of March 31, 2014 and 2015, respectively.

Tata Teleservices Limited—

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2014 and 2015, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL.

On November 12, 2008, DOCOMO entered into a capital alliance with TTSL and Tata Sons Limited (“Tata Sons”), the parent company of TTSL. On March 25, 2009, DOCOMO acquired approximately 26% of the outstanding common shares of TTSL pursuant to the capital alliance and accounted for the investment by applying the equity method.

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

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥141.4 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus DOCOMO has not accounted for the sales transaction for the year ended March 31, 2015. DOCOMO continues to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the board of directors of TTSL, even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the transaction as described above will not be carried out.

* 1 rupee = ¥1.95 as of May 29, 2015

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary.

DOCOMO determined that there were other-than-temporary declines in values, of certain investments and recognized impairment charges for the fiscal years ended March 31, 2013, 2014. For the fiscal years ended March 31, 2013 and 2014, DOCOMO recognized impairment charges on certain investments including TTSL aggregating ¥25,913 million and ¥51,279 million, respectively. The impairment charges are included in “Equity in net income (losses) of affiliates” in the consolidated statements of income.

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

During the fiscal year ended March 31, 2015, DOCOMO determined that the value of the investment in TTSL had not suffered a decline that was other than temporary. As previously described, DOCOMO plans to dispose of DOCOMO’s entire investment in TTSL. DOCOMO may recognize a gain or loss upon disposition of DOCOMO’s TTSL shares or if the transaction as previously described above is not carried out. In addition, DOCOMO recorded impairment charges for other than temporary declines on investments in certain affiliates for the fiscal year ended March 31, 2015. Those impairment charges do not have a material impact on DOCOMO’s results of operations or financial position.

DOCOMO believes that the estimated fair values of each of its investments in affiliates as of March 31, 2015 are equal to or exceed the related carrying values on an individual basis.

Others—

All of the significant affiliates, except for PLDT, are privately held companies as of March 31, 2015.

DOCOMO’s shares of undistributed earnings of its affiliates included in its consolidated retained earnings were ¥30,311 million, ¥36,111 million and ¥44,367 million, as of March 31, 2013, 2014 and 2015, respectively. DOCOMO does not have significant business transactions with its affiliates.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total carrying value of DOCOMO’s “Investments in affiliates” in the consolidated balance sheets as of March 31, 2014 and 2015 was greater by ¥264,751 million and ¥280,140 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

The following represents summarized financial information for DOCOMO’s affiliates.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	TTSL	Others
Balance sheet information
Current assets	¥76,869	¥1,415,618
Non-current assets	468,569	1,766,763
Current liabilities	141,608	1,234,202
Long-term liabilities	601,880	843,066
Equity	(198,050)	1,105,113

Redeemable preferred stock	48,964	—
Noncontrolling interests	22,920	2,212

	Millions of yen
	2015
	TTSL	Others
Operating information
Operating revenues	¥238,040	¥991,113
Operating income (loss)	(19,853)	168,368
Income (loss) from continuing operations	(79,390)	127,466
Net income (loss)	(79,390)	127,466
Net income (loss) attributable to shareholders’ of the affiliates	(78,742)	127,468

7. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2014 and 2015 comprised the following:

	Millions of yen
	2014	2015
Marketable securities:
Available-for-sale	¥158,775	¥181,830
Other investments	13,100	13,217

Marketable securities and other investments (Non-current)	¥171,875	¥195,047

The carrying amount and fair value of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2014 and 2015, aggregated by maturities, were as follows:

	Millions of yen
	2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥5	¥5	¥6	¥6
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥5	¥5	¥6	¥6

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cost, gross unrealized holding gains and losses and fair value as of March 31, 2014 and 2015, aggregated by type of available-for-sale securities included in “Marketable securities and other investments,” were as follows:

	Millions of yen
	2014
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥105,482	¥53,498	¥210	¥158,770
Debt securities	5	—	0	5

	Millions of yen
	2015
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥105,396	¥76,662	¥234	¥181,824
Debt securities	5	1	—	6

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Millions of yen
	2013	2014	2015
Proceeds	¥1,723	¥2,729	¥1,003
Gross realized gains	836	1,846	609
Gross realized losses	(44)	(44)	(734)

The fair value of and gross unrealized holding losses on available-for-sale securities and cost method investments included in other investments as of March 31, 2014 and 2015, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position, were as follows:

	Millions of yen
	2014
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥6,816	¥210	¥—	¥—	¥6,816	¥210
Debt securities	5	0	—	—	5	0
Cost method investments	16	110	326	1,674	342	1,784

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥3,094	¥234	¥—	¥—	¥3,094	¥234
Cost method investments	—	—	192	1,935	192	1,935

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

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Cost method investments included in other investments	¥13,061	¥13,178
Including: Investments whose fair values were not evaluated for impairment	10,836	11,050

The amount of other-than-temporary impairment of “marketable securities and other investments” is disclosed in Note 14 “Other income (expense).”

8. Goodwill and other intangible assets:

Goodwill—

The majority of DOCOMO’s goodwill was recognized when DOCOMO purchased all the remaining noncontrolling interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned in November 2002.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014
	Telecommunications business	Smart life business	Other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥132,116	¥46,512	¥52,603	¥231,231
Accumulated impairment losses	—	—	(13,591)	(13,591)

	132,116	46,512	39,012	217,640

Goodwill acquired during the year	8,657	24,095	2,060	34,812
Foreign currency translation adjustment	1,052	56	8,902	10,010

Balance at end of year
Gross goodwill	141,825	70,663	63,565	276,053
Accumulated impairment losses	—	—	(13,591)	(13,591)

	¥141,825	¥70,663	¥49,974	¥262,462

	Millions of yen
	2015
	Telecommunications business	Smart life business	Other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥141,825	¥70,663	¥63,565	¥276,053
Accumulated impairment losses	—	—	(13,591)	(13,591)

	141,825	70,663	49,974	262,462

Foreign currency translation adjustment	2,093	84	2,492	4,669
Other	—	6	(826)	(820)

Balance at end of year
Gross goodwill	143,918	70,753	65,231	279,902
Accumulated impairment losses	—	—	(13,591)	(13,591)

	¥143,918	¥70,753	¥51,640	¥266,311

Segment information is disclosed in Note 16 “Segment reporting.”

The main components of goodwill acquired for the fiscal year ended March 31, 2014 was associated with the acquisition of 51% shares of ABC Cooking Studio Co. Ltd.

In the fiscal year ended March 31, 2013, DOCOMO recognized a ¥7,281 million impairment charge. The amount of this impairment loss was included in “Selling, general and administrative” expenses in the consolidated statement of income.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

Other intangible assets, as of March 31, 2014 and 2015 comprised the following:

	Millions of yen
	2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,042,875	¥758,399	¥284,476
Internal-use software	1,340,963	1,073,233	267,730
Software acquired to be used in manufacture of handsets	240,366	175,441	64,925
Rights to use telecommunications facilities of wireline operators	17,259	6,545	10,714
Other	56,774	32,173	24,601

Total amortizable intangible assets	¥2,698,237	¥2,045,791	¥652,446

Unamortizable intangible assets:
Trademarks and trade names			¥13,514

Total unamortizable intangible assets			¥13,514

Total			¥665,960

	Millions of yen
	2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,084,746	¥802,180	¥282,566
Internal-use software	1,387,249	1,131,005	256,244
Software acquired to be used in manufacture of handsets	250,022	201,021	49,001
Rights to use telecommunications facilities of wireline operators	18,271	7,276	10,995
Other	56,959	35,852	21,107

Total amortizable intangible assets	¥2,797,247	¥2,177,334	¥619,913

Unamortizable intangible assets:
Trademarks and trade names			¥13,210
Other			3,196

Total unamortizable intangible assets			¥16,406

Total			¥636,319

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years.

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2015 was ¥154,682 million, the main components of which were software for telecommunications network in the amount of ¥70,428 million and internal-use software in the amount of ¥71,086 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 6.7 years and 5.9 years, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of intangible assets for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥222,443 million, ¥237,858 million and ¥177,816 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2016, 2017, 2018, 2019 and 2020 is ¥157,622 million, ¥134,924 million, ¥108,876 million, ¥81,936 million and ¥52,827 million, respectively. The weighted-average amortization period of the intangible assets acquired during the fiscal year ended March 31, 2015 is 6.3 years.

9. Other assets:

“Other assets” as of March 31, 2014 and 2015 comprised the following:

	Millions of yen
	2014	2015
Deposits	¥83,627	¥82,731
Deferred customer activation costs	55,841	72,801
Receivables held for sale (Non-current)	203,249	258,717
Allowance for doubtful accounts	(1,395)	(5,402)
Long-term bailment for consumption to a related party	240,000	—
Other	47,852	36,876

Total	¥629,174	¥445,723

Information regarding “Long-term bailment for consumption to a related party” is disclosed in Note 15 “Related party transactions.”

10. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Short-term borrowings denominated in Japanese Yen:
Unsecured short-term loans from financial institutions	¥7,700	¥400
(Year ended March 31, 2014—weighted-average rate per annum : 0.5% as of March 31, 2014)
(Year ended March 31, 2015—weighted-average rate per annum : 0.7% as of March 31, 2015)
Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	1,795	1,648
(Year ended March 31, 2014—weighted-average rate per annum : 1.3% as of March 31, 2014)
(Year ended March 31, 2015—weighted-average rate per annum : 1.3% as of March 31, 2015)

Total short-term borrowings	¥9,495	¥2,048

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥220,000	¥220,000
(Year ended March 31, 2014—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
(Year ended March 31, 2015—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
Unsecured indebtedness to financial institutions	836	603
(Year ended March 31, 2014—interest rates per annum : 0.9%-1.2%, due : years ending March 31, 2015-2018)
(Year ended March 31, 2015—interest rates per annum : 0.9%-1.2%, due : years ending March 31, 2016-2018)
Debt denominated in Euro:
Unsecured indebtedness to financial institutions	15	—
(Year ended March 31, 2014—interest rates per annum : 7.5%, due : year ending March 31, 2018)

Sub-total	¥220,851	¥220,603
Less: Current portion	(248)	(203)

Total long-term debt	¥220,603	¥220,400

For the fiscal year ended March 31, 2014, DOCOMO redeemed ¥70,000 million unsecured corporate bonds and issued an additional ¥50,000 million of unsecured corporate bonds at 0.73% per annum maturing in the fiscal year ending March 31, 2024. For the fiscal year ended March 31, 2015, DOCOMO did not redeem or issue corporate bonds.

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap agreements is disclosed in Note 21 “Financial instruments.” DOCOMO did not enter into any interest rate swaps agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2014 and 2015. DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2014 and 2015.

Interest costs related to short-term borrowings and long-term debt for the fiscal years ended March 31, 2013, 2014 and 2015 totaled ¥3,916 million, ¥3,096 million and ¥2,790 million, respectively. “Interest expense” in the consolidated statements of income excludes the amounts of capitalized interest.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amounts of annual maturities of long-term debt as of March 31, 2015, were as follows:

Year ending March 31,	Millions of yen
2016	¥203
2017	200
2018	60,200
2019	110,000
2020	—
Thereafter	50,000

Total	¥220,603

11. Redeemable noncontrolling interest

Changes in the redeemable noncontrolling interest for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Balance at beginning of year	¥—	¥14,869

Acquisition of new subsidiary	14,869	—
Comprehensive income
Net income	—	718
Other comprehensive income (loss)
Foreign currency translation adjustment, net of applicable taxes	—	2

Balance at end of year	¥14,869	¥15,589

12. Equity:

(a) Dividends

The Companies Act of Japan (“Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

The distributable amount available for the payments of dividends to shareholders as of March 31, 2015 was ¥3,830,140 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 18, 2015, the shareholders approved cash dividends of ¥135,852 million or ¥35 per share, payable to shareholders of record as of March 31, 2015, which were declared by the board of directors on April 28, 2015.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Companies Act provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in NTT DOCOMO, INC.’s articles of incorporation. In accordance with the above (ii), the provision that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in NTT DOCOMO, INC.’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On April 26, 2013, the board of directors approved a stock split and the adoption of a unit share system from October 1, 2013. Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, NTT DOCOMO, INC. conducted the 1:100 stock split and adopted the unit share system which sets 100 shares as a share–trading unit. There was no effective change to the investment units due to the stock split and adoption of the unit share system.

Public notice date of record date, record date and effective date were September 13, 2013, September 30, 2013 and October 1, 2013, respectively.

NTT DOCOMO, INC. has reflected the effect of this split in the consolidated financial statements and notes to the consolidated financial statements.

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015. NTT DOCOMO, INC. also carries out compulsory acquisition of less-than-one-unit shares upon request.

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2012	4,365,000,000	218,239,900

As of March 31, 2013	4,365,000,000	218,239,900

As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the board of directors	—	265,276,121
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	124
Retirement of treasury stock	(279,228,000)	(279,228,000)

As of March 31, 2015	4,085,772,000	204,288,145

On August 6, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 206,489,675 outstanding shares of its common stock for an amount in total not exceeding ¥350,000 million from during the period from August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO, INC. repurchased 181,530,121 shares of its common stock for a total purchase price of ¥307,694 million between August 2014 and September 2014.

On October 31, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 138,469,879 outstanding shares of its common stock for an amount in total not exceeding ¥192,306 million from during the period from November 1, 2014 through March 31, 2015. Based on this resolution, NTT DOCOMO, INC. repurchased 83,746,000 shares of its common stock for a total purchase price of ¥165,342 million between November 2014 and March 2015.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate number and price of shares repurchased from NTT DOCOMO, INC. parent company, NTT, were 176,991,100 shares and ¥300,000 million, respectively for the fiscal year ended March 31, 2015.

The aggregate number and price of shares repurchased for the fiscal year ended March 31, 2015 were as follows:

Year ended March 31,	Shares	Millions of yen
2015	265,276,245	¥473,036

Based on the resolution of the board of directors, NTT DOCOMO, INC. retired its own shares held as treasury stock as shown in the following table for the fiscal year ended March 31 2015.

Date of the resolution of the board of directors	Shares	Millions of yen
March 27, 2015	279,228,000	¥490,986

The Companies Act and related ordinance provide that in case the aggregate purchase price of the retired shares exceeds the balance of “Additional paid-in capital,” “Additional paid-in capital” shall be reduced to zero and the remaining balance shall be deducted from the balance of “Retained earnings” on non-consolidated balance sheet.

The share retirement for the fiscal year ended March 31, 2015 resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million on the consolidated balance sheets in response to the treatment described above. There were no changes in the number of authorized shares.

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	8,751	(76)	31,653	15,290	55,618
Amounts reclassified from accumulated other comprehensive income (loss)	(84)	59	6,010	(2,708)	3,277

Other comprehensive income (loss)	8,667	(17)	37,663	12,582	58,895

Less: other comprehensive (income) loss attributable to noncontrolling interests	(1)	—	(193)	1	(193)

Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

	Millions of yen
	2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	22,468	(20)	29,678	(9,159)	42,967
Amounts reclassified from accumulated other comprehensive income (loss)	120	16	—	282	418

Other comprehensive income (loss)	22,588	(4)	29,678	(8,877)	43,385

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	(370)	—	(376)

Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income—

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statement of income for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	2014	2015	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥(492)	¥14	“Other, net” of “Other income (expense)”
	657	(201)	“Equity in net income (losses) of affiliates”

	165	(187)	Pre-tax amount
	(81)	67	Tax benefit (expense)

	84	(120)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(92)	(25)	“Equity in net income (losses) of affiliates”

	(92)	(25)	Pre-tax amount
	33	9	Tax benefit (expense)

	(59)	(16)	Net-of-tax amount

Foreign currency translation adjustment	(6)	—	“Other, net” of “Other income (expense)”
	(9,483)	—	“Equity in net income (losses) of affiliates”

	(9,489)	—	Pre-tax amount
	3,479	—	Tax benefit (expense)

	(6,010)	—	Net-of-tax amount

Pension liability adjustment	4,218	(439)	(*2)

	4,218	(439)	Pre-tax amount
	(1,510)	157	Tax benefit (expense)

	2,708	(282)	Net-of-tax amount

Total reclassified amounts	¥(3,277)	¥(418)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

See Note 17 “Employees’ retirement benefits” for additional details.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects on other comprehensive income (loss) —

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized holding gains on available-for-sale securities, foreign currency translation gains and actuarial losses, net of tax, attributable to noncontrolling interests were ¥1 million, ¥193 million and ¥(1) million, respectively, for the fiscal year ended March 31, 2014.

	Millions of yen
	2015
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥34,890	¥(12,422)	¥22,468
Less: Reclassification of realized gains and losses included in net income	187	(67)	120
Unrealized gains (losses) on cash flow hedges	(31)	11	(20)
Less: Reclassification of realized gains and losses included in net income	25	(9)	16
Foreign currency translation adjustment	37,371	(7,693)	29,678
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(14,258)	5,099	(9,159)
Less: Amortization of prior service cost	(1,392)	498	(894)
Less: Amortization of actuarial gains and losses	1,719	(615)	1,104
Less: Amortization of transition obligation	112	(40)	72

Total other comprehensive income (loss)	¥58,623	¥(15,238)	¥43,385

Unrealized holding gains on available-for-sale securities and foreign currency translation gains, net of tax, attributable to noncontrolling interests were ¥6 million and ¥370 million, respectively, for the fiscal year ended March 31, 2015.

13. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥111,294 million, ¥102,039 million and ¥96,997 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥69,969 million, ¥67,128 million and ¥69,129 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Net realized gains (losses) on dispositions of investments in affiliates	¥(3)	¥1,888	¥(46)
Net realized gains (losses) on dispositions of marketable securities and other investments	792	1,802	(125)
Other-than-temporary impairment loss on marketable securities and other investments	(10,928)	(3,055)	(902)
Foreign exchange gains (losses), net	(913)	4,409	(409)
Rental revenue received	2,378	1,270	1,447
Dividends income	5,649	3,999	3,675
Penalties and compensation for damages	2,173	1,840	1,460
Bad debt expenses	(2,454)	(35)	(1)
Other, net	(333)	1,263	(773)

Total	¥(3,639)	¥13,381	¥4,326

15. Related party transactions:

DOCOMO is majority-owned by NTT, which is a holding company for more than 1,000 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and its affiliates in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. As of March 31, 2014 and 2015, the balances of “Accounts payable, trade” attributable to transactions with related parties primarily consisted of accounts payable relating to a number of different types of transactions with NTT group companies and Sumitomo Mitsui Card, which is DOCOMO’s affiliate. During the fiscal years ended March 31, 2013, 2014 and 2015, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥93,207 million, ¥75,768 million and ¥59,925 million, respectively.

NTT DOCOMO, INC. repurchased its common stock from NTT during the fiscal year ended March 31, 2015. Information regarding the acquisition of treasury stock is disclosed in Note 12 “Equity.”

NTT and its subsidiaries collectively own 99.99% of the voting interests in NTT FINANCE CORPORATION (“NTT FINANCE”), of which DOCOMO owned 2.92% as of March 31, 2015. Accordingly, NTT FINANCE is a related party of DOCOMO. DOCOMO has carried out the following transactions with NTT FINANCE.

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

The balance of bailments was ¥251,930 million as of March 31, 2015. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥11,930 million and “Short-term investments” of ¥240,000 million in the consolidated balance sheet as of March 31, 2015. The contracts had remaining terms to maturity ranging less than 1 year with an average interest rate of 0.1% per annum as of March 31, 2015.

The average balances of the contracts for bailments that expired during the fiscal years ended March 31, 2013, 2014 and 2015 were ¥67,836 million, ¥99,206 million and ¥111,077 million, respectively. The amount of interest derived from the contracts was recorded as “Interest income” of ¥248 million, ¥796 million and ¥589 million in the consolidated statements of income for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

In May, 2012, DOCOMO and NTT FINANCE entered into a basic contract regarding the transfer of DOCOMO’s “receivables for telecommunications services” for the convenience of DOCOMO’s customers. In June, 2012, DOCOMO and NTT FINANCE entered into an individual contract regarding the transfers of receivables.

Under the contracts, “receivables for telecommunications services” which DOCOMO decides to sell are reclassified to receivables held for sale and are sold to NTT FINANCE at fair value on a monthly basis. By the end of the month following the month of sale, the entire amount sold is paid to DOCOMO by NTT FINANCE. DOCOMO has no further involvement with the receivables sold.

For the fiscal year ended March 31, 2013, the amount of “receivables for telecommunications services” that DOCOMO sold to NTT FINANCE was ¥2,741,252 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥65,280 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2013, was ¥240,205 million and was included in “Other receivables” in its consolidated balance sheet.

For the fiscal year ended March 31, 2014, the amount of “receivables for telecommunications services” that DOCOMO sold to NTT FINANCE was ¥3,717,135 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥64,789 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2014, was ¥248,732 million and was included in “Other receivables” in its consolidated balance sheet.

For the fiscal year ended March 31, 2015, the amount of “receivables for telecommunications services” that DOCOMO sold to NTT FINANCE was ¥3,862,878 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥67,327 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2015, was ¥259,218 million and was included in “Other receivables” in its consolidated balance sheet.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its formerly five operating segments, which had consisted of its mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of its telecommunications business, smart life business and other businesses from the fiscal year ended March 31, 2015 in order to clarify the responsibilities of management of the telecommunications business where DOCOMO is taking steps to reinforce its competitiveness and the smart life business where DOCOMO is striving for further expansion of revenue sources.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the fiscal years ended March 31, 2013 and 2014 has been restated to conform to the presentation for the fiscal year ended March 31, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Assets by segment are not included in the management reports which are reported to the CODM, however, they are disclosed herein only to provide additional information. The “Corporate” row in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments, and assets in “Corporate” primarily include cash and cash equivalents, securities and investments in affiliates. DOCOMO allocates amounts of assets and related depreciation and amortization expenses to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets to each segment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment operating revenues:

	Millions of yen
Year Ended March 31	2013	2014	2015
Telecommunications business-
External customers	¥3,921,187	¥3,825,429	¥3,653,344
Intersegment	2,567	1,899	1,221

Subtotal	3,923,754	3,827,328	3,654,565
Smart life business-
External customers	286,274	345,504	421,384
Intersegment	7,882	11,279	15,613

Subtotal	294,156	356,783	436,997
Other businesses-
External customers	262,661	290,270	308,669
Intersegment	9,779	11,954	11,146

Subtotal	272,440	302,224	319,815

Segment total	4,490,350	4,486,335	4,411,377
Elimination	(20,228)	(25,132)	(27,980)

Consolidated	¥4,470,122	¥4,461,203	¥4,383,397

Segment operating income (loss):

	Millions of yen
Year Ended March 31	2013	2014	2015
Segment operating income (loss) -
Telecommunications business	¥836,793	¥812,736	¥636,076
Smart life business	15,138	11,805	(3,896)
Other businesses	(14,751)	(5,342)	6,891

Consolidated operating income	837,180	819,199	639,071
Other income (expenses)	(3,838)	13,850	4,812

Income before income taxes and equity in net income (losses) of affiliates	¥833,342	¥833,049	¥643,883

Segment assets:

	Millions of yen
As of March 31	2013	2014	2015
Segment assets -
Telecommunications business	¥5,063,554	¥5,256,976	¥5,275,952
Smart life business	434,477	540,164	546,997
Other businesses	174,630	210,214	235,255

Segment total	5,672,661	6,007,354	6,058,204
Elimination	(2,036)	(2,263)	(1,875)

Corporate	1,499,100	1,502,939	1,090,011

Consolidated	¥7,169,725	¥7,508,030	¥7,146,340

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Significant items:

	Millions of yen
Year Ended March 31	2013	2014	2015
Depreciation and amortization-
Telecommunications business	¥657,892	¥669,495	¥614,821
Smart life business	20,021	20,779	24,252
Other businesses	21,841	28,420	20,714

Consolidated	¥699,754	¥718,694	¥659,787

	Millions of yen
Year Ended March 31	2013	2014	2015
Capital expenditures-
Telecommunications business	¥713,023	¥658,427	¥635,445
Smart life business	27,891	27,494	17,195
Other businesses	12,746	17,203	9,125

Consolidated	¥753,660	¥703,124	¥661,765

	Millions of yen
Year Ended March 31	2013	2014	2015
Point program expenses-
Telecommunications business	¥65,547	¥59,959	¥60,971
Smart life business	9,443	11,215	6,945
Other businesses	—	—	—

Segment total	74,990	71,174	67,916
Elimination	(340)	(337)	(211)

Consolidated	¥74,650	¥70,837	¥67,705

	Millions of yen
Year Ended March 31	2013	2014	2015
Impairment losses of goodwill-
Telecommunications business	¥—	¥—	¥—
Smart life business	—	—	—
Other businesses	7,281	—	—

Consolidated	¥7,281	¥—	¥—

	Millions of yen
Year Ended March 31	2013	2014	2015
Impairment loss of long-lived assets-
Telecommunications business	¥—	¥—	¥—
Smart life business	—	—	30,161
Other businesses	452	—	—

Consolidated	¥452	¥—	¥30,161

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “Use of estimates” under Note 2. (b) “Significant accounting policies” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of certain software related to its telecommunications network and certain internal-use software based on the actual utilization of the software. As a result, compared with the method used prior to July 1, 2014, segment operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment increased by ¥46,927 million, ¥1,251 million and ¥3,129 million, respectively, for the fiscal year ended March 31, 2015. Furthermore, the amortization expenses decreased by the same amounts for the fiscal year ended March 31, 2015.

Impairment loss of long-lived assets relates to the multimedia broadcasting business for mobile devices that is included in the smart life business segment.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the fiscal years ended March 31, 2013, 2014 and 2015.

Operating revenues from products and services were as follows:

	Millions of yen
Year ended March 31,	2013	2014	2015
Telecommunications business	¥3,176,931	¥2,963,980	¥2,747,155
Mobile communications services	3,168,478	2,955,788	2,736,649
— Voice revenues	1,274,584	1,065,196	883,844
— Packet communications revenues	1,893,894	1,890,592	1,852,805
Optical-fiber broadband service and other telecommunications service	8,453	8,192	10,506
Equipment sales	758,093	872,000	904,089
Other operating revenues	535,098	625,223	732,153

Total operating revenues	¥4,470,122	¥4,461,203	¥4,383,397

17. Employees’ retirement benefits:

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

During the fiscal year ended March 31, 2014, DOCOMO decided to transition from NTT DOCOMO, INC.’s contract-type corporate pension plan to a defined contribution pension plan effective on and after April 1, 2014. NTT DOCOMO, INC.’s contract-type corporate pension plan continues to remain for the pension benefit earned up to March 31, 2014. Upon a curtailment of this pension plan, NTT DOCOMO, INC. fully amortized its prior service cost and recognized a curtailment gain of ¥5,131 million for the fiscal year ended March 31, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the contract-type corporate pension plans’ projected benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2014 and 2015. DOCOMO uses a measurement date of March 31 for its contract-type corporate pension plans.

	Millions of yen
	2014	2015
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥214,805	¥206,055
Service cost	10,435	8,562
Interest cost	3,171	2,821
Actuarial (gain) loss	(11,418)	9,408
Transfer of liability from contract-type corporate pension plans of the NTT group	504	195
Benefit payments	(11,442)	(9,091)

Projected benefit obligation, end of year	¥206,055	¥217,950

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥90,345	¥98,840
Actual return on plan assets	8,258	2,529
Employer contributions	3,765	1,248
Transfer of plan assets from contract-type corporate pension plans of the NTT group	118	36
Benefit payments	(3,646)	(3,672)

Fair value of plan assets, end of year	¥98,840	¥98,981

As of March 31:
Funded status	¥(107,215)	¥(118,969)

The amounts recognized in the consolidated balance sheets as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Liability for employees’ retirement benefits	¥(120,296)	¥(129,189)
Asset for employees’ retirement benefits	13,081	10,220

Net amount recognized	¥(107,215)	¥(118,969)

Asset for employees’ retirement benefits is included in “Other assets” in the consolidated balance sheets.

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Actuarial gains (losses), net	¥(25,338)	¥(33,386)
Prior service cost, net	1,919	1,068
Transition obligation	(564)	(452)

Total	¥(23,983)	¥(32,770)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the contract-type corporate pension plans was ¥206,052 million and ¥217,949 million as of March 31, 2014 and 2015, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥205,939	¥216,552
Fair value of plan assets	98,670	97,323
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥205,937	¥216,550
Fair value of plan assets	98,670	97,323

The net periodic pension cost for the contract-type corporate pension plans for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Service cost	¥9,879	¥10,435	¥8,562
Interest cost on projected benefit obligation	3,789	3,171	2,821
Expected return on plan assets	(1,617)	(1,791)	(2,003)
Amortization of prior service cost	(1,898)	(1,635)	(851)
Curtailment gain	—	(5,131)	—
Amortization of actuarial gains and losses	1,667	1,704	834
Amortization of transition obligation	123	123	112

Net periodic pension cost	¥11,943	¥6,876	¥9,475

Other changes in plan assets and benefit obligations of the contract-type corporate pension plans recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Actuarial (gains) losses arising during period, net	¥3,352	¥(17,885)	¥8,882
Amortization of prior service cost	1,898	1,635	851
Curtailment gain	—	5,131	—
Amortization of actuarial gains and losses	(1,667)	(1,704)	(834)
Amortization of transition obligation	(123)	(123)	(112)

Total recognized in “Accumulated other comprehensive income (loss)”	¥3,460	¥(12,946)	¥8,787

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥15,403 million, ¥(6,070) million and ¥18,262 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the fiscal year ending March 31, 2016 is ¥1,121 million, ¥49 million and ¥(782) million, respectively.

The assumptions used in determination of the contract-type corporate pension plans’ projected benefit obligations as of March 31, 2014 and 2015 were as follows:

	2014	2015
Discount rate	1.4%	1.0%
Long-term rate of salary increases	2.9	2.9

The assumptions used in determination of the net periodic pension cost for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
Discount rate	1.9%	1.5%	1.4%
Long-term rate of salary increases	2.9	2.9	2.9
Expected long-term rate of return on plan assets	2.0	2.0	2.0

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2014 and 2015. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥340	¥340	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	22,378	22,036	342	—
Domestic corporate bonds	7,205	—	7,205	—
Foreign government bonds	5,865	5,816	49	—
Foreign corporate bonds	121	28	93	—
Equity securities
Domestic stocks	8,088	8,087	1	—
Foreign stocks	5,635	5,635	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	923	—	923	—
Domestic equity securities	778	—	778	—
Foreign debt securities	580	—	580	—
Foreign equity securities	766	—	766	—
Pooled funds	30,324	—	30,324	—
Life insurance company general accounts	14,386	—	14,386	—
Other	1,592	—	0	1,592

Total	¥98,981	¥41,942	¥55,447	¥1,592

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are measured based on the fair value as reported by the trust operator, and are classified as Level 2.

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

The contract-type corporate pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2015 was: domestic bonds, 47.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

As of March 31, 2014 and 2015, securities owned by the contract-type corporate pension plans as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥283 million (0.3% of total plan assets) and ¥231 million (0.2% of total plan assets), respectively.

DOCOMO expects to contribute ¥1,166 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2016.

The benefit payments, which reflect expected future service under the contract-type corporate pension plans, are expected to be as follows:

Year ending March 31,	Millions of yen
2016	¥12,885
2017	12,513
2018	12,914
2019	12,381
2020	12,326
2021-2025	65,416

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plan

NTT DOCOMO, INC. recognized ¥2,060 million of retirement benefit expenses related to DOCOMO’s defined contribution benefit plan in the fiscal year ended March 31, 2015.

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥16,044 million, ¥15,982 million and ¥16,168 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees provide contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO and its subsidiaries in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2014 and 2015 represented approximately 10.7% and 10.9% of the total members, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the fiscal years ended March 31, 2014 and 2015. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2014 and 2015.

	Millions of yen
	2014	2015
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥116,939	¥116,898
Service cost	4,067	3,905
Interest cost	1,690	1,613
Actuarial (gain) loss	1,424	10,630
Plan amendment	(5,235)	—
Internal adjustment due to transfer of employees within the NTT group	30	21
Other	27	(72)
Benefit payments	(2,044)	(1,853)

Projected benefit obligation, end of year	¥116,898	¥131,142

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥70,235	¥76,528
Actual return on plan assets	7,031	9,309
Employer contributions	863	2,136
Employee contributions	406	432
Internal adjustment due to transfer of employees within the NTT group	10	(21)
Other	27	(72)
Benefit payments	(2,044)	(1,853)

Fair value of plan assets, end of year	¥76,528	¥86,459

As of March 31:
Funded status	¥(40,370)	¥(44,683)

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Actuarial gains (losses), net	¥(17,807)	¥(20,334)
Prior service cost, net	4,973	4,448

Total	¥(12,834)	¥(15,886)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥90,418 million and ¥100,386 million as of March 31, 2014 and 2015, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥116,898	¥131,142
Fair value of plan assets	76,528	86,459
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥90,294	¥100,219
Fair value of plan assets	76,393	86,283

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Service cost	¥3,585	¥4,067	¥3,905
Interest cost on projected benefit obligation	1,891	1,690	1,613
Expected return on plan assets	(1,523)	(1,719)	(1,892)
Amortization of prior service cost	(356)	(618)	(525)
Amortization of actuarial gains and losses	1,077	1,288	686
Contribution from employees	(420)	(406)	(432)

Net periodic pension cost	¥4,254	¥4,302	¥3,355

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)”:
Prior service cost arising during period	¥—	¥(5,235)	¥—
Actuarial (gains) losses arising during period, net	4,928	(3,888)	3,213
Amortization of prior service cost	356	618	525
Amortization of actuarial gains and losses	(1,077)	(1,288)	(686)

Total recognized in “Accumulated other comprehensive income (loss)”	¥4,207	¥(9,793)	¥3,052

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥8,461 million, ¥(5,491) million and ¥6,407 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the fiscal year ending March 31, 2016 is ¥771 million and ¥(524) million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2014 and 2015 were as follows:

	2014	2015
Discount rate	1.4%	1.0%
Long-term rate of salary increases	3.4	3.4

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
Discount rate	1.9%	1.5%	1.4%
Long-term rate of salary increases	3.3	3.9	3.4
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2014 and 2015. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥664	¥664	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	24,043	23,681	362	—
Domestic corporate bonds	6,771	—	6,771	—
Foreign government bonds	6,108	6,062	46	—
Foreign corporate bonds	88	26	62	—
Equity securities
Domestic stocks	15,955	15,953	2	—
Foreign stocks	9,227	9,227	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,500	—	1,500	—
Domestic equity securities	2,143	—	2,143	—
Foreign debt securities	1,463	—	1,463	—
Foreign equity securities	1,359	—	1,359	—
Pooled funds	6,987	—	6,987	—
Life insurance company general accounts	9,971	—	9,971	—
Other	180	—	0	180

Total	¥86,459	¥55,613	¥30,666	¥180

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are measured based on the fair value as reported by the trust operator, and are classified as Level 2.

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

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid- to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2015 was: domestic bonds, 42.8%; domestic stocks, 20.8%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 12.0%.

As of March 31, 2014 and 2015, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥4,278 million (0.4% of total plan assets) and ¥4,453 million (0.4% of total plan assets), respectively.

DOCOMO expects to contribute ¥2,129 million to the NTT CDBP in the fiscal year ending March 31, 2016.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2016	¥1,876
2017	1,996
2018	2,113
2019	2,183
2020	2,210
2021-2025	11,999

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income taxes:

Total income taxes for the fiscal years ended March 31, 2013, 2014 and 2015 comprised the following:

	Millions of yen
	2013	2014	2015
Income from continuing operations	¥323,059	¥307,979	¥238,067
Other comprehensive income (loss)	23,828	20,025	15,238

Total income taxes	¥346,887	¥328,004	¥253,305

For the fiscal years ended March 31, 2013, 2014 and 2015, NTT DOCOMO, INC. and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, 28.05%, and 25.5%, respectively, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the fiscal years ended March 31, 2013, 2014 and 2015 were 38.1%, 38.1% and 35.8%, respectively. The actual effective income tax rates for the fiscal years ended March 31, 2013, 2014 and 2015 were 38.8%, 37.0% and 37.0%, respectively.

Reconciliation of the difference of the actual effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2013	2014	2015
Statutory income tax rate	38.1%	38.1%	35.8%
Expenses not deductible for tax purposes	0.4	0.1	0.3
Research and other credits	(0.9)	(0.8)	(0.7)
Tax credits of investment in productivity improvement facilities	—	—	(3.6)
Change in valuation allowance	1.5	1.1	2.0
Effect of enacted changes in tax laws and rates	0.3	1.0	3.9
Effect of consolidation of affiliates	0.3	—	—
Effect of outside basis differences of equity method investment	(1.4)	(3.1)	(0.6)
Other	0.5	0.6	(0.1)

Actual effective income tax rate	38.8%	37.0%	37.0%

The amendments to the Japanese Corporate Tax Law were enacted on March 20, 2014, and the corporate tax rate was changed effectively from April 1, 2014. The aggregate statutory income tax rate declined from 38.1% to 35.8% to be used in measuring deferred tax assets and liabilities after the enactment date, resulting from temporary differences that are expected to be recovered or settled during the fiscal year from April 1, 2014 and thereafter. The impact of the change in the enacted tax rate on DOCOMO’s financial results was insignificant for the fiscal year ended March 31, 2014.

Amendments to the Japanese Corporate Tax Law were enacted on March 31, 2015, and the corporate tax rate has been changed effective from April 1, 2015 and will be changed again effective from April 1, 2016. The aggregate statutory income tax rate to be used in measuring deferred tax assets and liabilities after the enactment date declined from 35.8% to 33.4%, and 32.8%, resulting from temporary differences that are expected to be recovered or settled during the fiscal years from April 1, 2015 to March 31, 2016 and April 1, 2016 and

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

thereafter, respectively. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥25,040 million, and the effect of this adjustment is recorded in the “Income taxes-deferred” on the consolidated statements of income for the fiscal year ended March 31, 2015. Net income attributable to NTT DOCOMO, INC. decreased by ¥25,264 million as of enacted date.

According to amendments to the Japanese Corporate Tax Law enacted on March 20, 2014, new deductible special depreciation or tax credits for the investments of productivity improvement facilities were introduced. DOCOMO applied the tax credit for the investments of these eligible investments. The tax credit for investments in productivity improvement facilities amounted to ¥23,435 million for NTT DOCOMO, INC. and its domestic subsidiaries for the fiscal year ended March 31, 2015. Under the Japanese Corporate Tax Law, the investment tax credit does not reduce any tax basis of the related assets. DOCOMO recognized the entire tax benefit from this investment tax credit as a reduction to current income tax expense based on the Flow-Through Method. There was no unused investment tax credit as of March 31, 2015.

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Deferred tax assets:
Investments in affiliates	¥108,244	¥102,665
Property, plant and equipment and intangible assets	74,996	84,347
Liability for employees’ retirement benefits	57,662	56,590
Accrued liabilities for loyalty programs	55,409	39,363
Operating loss carry-forwards	37,566	39,031
Marketable securities and other investments	11,255	11,358
Deferred revenues regarding “Nikagetsu Kurikoshi” and “Packet Kurikoshi”	13,000	10,723
Compensated absences	11,156	10,621
Accrued enterprise tax	11,754	6,970
Inventories	3,373	6,328
Accrued bonus	6,263	5,703
Receivables held for sale	10,276	5,434
Allowance for doubtful accounts	506	3,654
Accrued commissions to agent resellers	3,104	1,945
Asset retirement obligations	1,893	1,755
Other	12,039	13,551

Sub-total deferred tax assets	¥418,496	¥400,038
Less: Valuation allowance	(39,641)	(48,701)

Total deferred tax assets	¥378,855	¥351,337

Deferred tax liabilities:
Investments in affiliates	¥22,980	¥26,692
Unrealized holding gains on available-for-sale securities	19,284	26,204
Identifiable intangible assets	10,033	8,590
Other	4,963	3,473

Total deferred tax liabilities	¥57,260	¥64,959

Net deferred tax assets	¥321,595	¥286,378

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014	2015
Deferred tax assets (Current assets)	¥61,592	¥61,512
Deferred tax assets (Non-current investments and other assets)	269,500	237,427
Other current liabilities	(199)	(29)
Other long-term liabilities	(9,298)	(12,532)

Total	¥321,595	¥286,378

As of March 31, 2015, certain subsidiaries of DOCOMO had operating loss carry-forwards for tax purposes of ¥142,955 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Millions of yen
2015
Within 5 years	¥11,986
6 to 20 years	104,724
Indefinite periods	26,245

Total	¥142,955

As of and for the fiscal years ended March 31, 2013, 2014 and 2015, DOCOMO had no material unrecognized tax benefits. DOCOMO does not believe that there will be any significant increases or decreases in reserve for unrecognized tax benefits within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2013, 2014 and 2015 are immaterial.

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

The net changes in the total valuation allowance were an increase of ¥17,478 million for the fiscal year ended March 31, 2013, and an increase of ¥11,483 million for the fiscal year ended March 31, 2014, and an increase of ¥9,060 million for the fiscal year ended March 31, 2015, respectively. DOCOMO believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carry-forward period are reduced.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, was 5% for the fiscal years ended March 31, 2013 and 2014 and 8% for the fiscal year ended March 31, 2015. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

19. Commitments and contingencies:

(a) Leases

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases as of March 31, 2014 and 2015 were as follows:

	Millions of yen
Class of property	2014	2015
Machinery, vessels and equipment	¥7,100	¥5,571
Less: Accumulated depreciation and amortization	(4,699)	(3,708)

Total	¥2,401	¥1,863

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2015 were as follows:

Years ending March 31,	Millions of yen
2016	¥1,413
2017	1,012
2018	659
2019	378
2020	128
Thereafter	13

Total minimum lease payments	3,603
Less: Amount representing interest	(180)

Present value of net minimum lease payments	3,423
Less: Amounts representing estimated executory costs	(535)

Net minimum lease payments	2,888
Less: Current obligation	(1,109)

Long-term capital lease obligations	¥1,779

The above obligations are classified as part of “Other current liabilities” and “Other long-term liabilities” as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum rent payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2015 were as follows:

Years ending March 31,	Millions of yen
2016	¥11,555
2017	9,009
2018	7,046
2019	5,550
2020	3,726
Thereafter	6,159

Total minimum rent payments	¥43,045

Total rent expense for all operating leases except those with terms of 1 month or less that were not renewed for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Millions of yen
	2013	2014	2015
Rent expense	¥74,636	¥76,429	¥79,634

(b) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(c) Purchase commitments

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2015 were ¥25,996 million (of which ¥926 million are with related parties) for property, plant and equipment, ¥386,233 million (of which none are with related parties) for inventories and ¥27,039 million (of which ¥18,779 million are with related parties) for the other purchase commitments.

The amounts of purchase commitments are estimates calculated based on given assumptions and do not represent DOCOMO’s entire anticipated purchases in the future.

(d) Loan commitments

DOCOMO conducts the cash advance service accompanying credit business. Total outstanding credit lines regarding loan commitments of the cash advance service as of March 31, 2014 and 2015 were ¥127,710 million and ¥131,401 million, respectively.

Credit lines are not necessarily executed to the maximum amount because these contracts contain a clause to lower the credit lines if there are reasonable grounds.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e) Guarantees

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Fair value measurements:

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

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2014 and 2015 were as follows:

	Millions of yen
	2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,598	¥81,598	¥—	¥—
Equity securities (foreign)	77,172	77,172	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	¥158,775	¥158,775	¥—	¥—

Derivatives
Interest rate swap agreements	¥25	¥—	¥25	¥—
Foreign currency option contracts	272	—	272	—

Total derivatives	297	—	297	—

Total	¥159,072	¥158,775	¥297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥88,675	¥88,675	¥—	¥—
Equity securities (foreign)	93,149	93,149	—	—
Debt securities (foreign)	6	6	—	—

Total available-for-sale securities	¥181,830	¥181,830	¥—	¥—

Derivatives
Foreign currency option contracts	¥474	¥—	¥474	¥—

Total derivatives	474	—	474	—

Total	¥182,304	¥181,830	¥474	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥80	¥—	¥80	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	80	—	80	—

Total	¥80	¥—	¥80	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, they are classified as Level 1.

Derivatives

Derivative instruments are interest rate swap agreements, foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data, and are classified as Level 2. The valuation of such derivatives is periodically validated using observable market data, such as exchange rates.

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2014 and 2015 were as follows:

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

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥935,648	¥—	¥935,648	¥—	¥(6,866)
long-lived assets	107	—	107	—	(30,161)

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

Long-lived assets

The fair value of certain equipment related to the multimedia broadcasting business for mobile devices is measured based on observable market transactions involving sales of comparable assets and are classified as Level 2. In addition, the fair value of other long-lived assets related to the multimedia broadcasting business for mobile devices is measured based on the discounted cash flow method and are classified as Level 3. Since the future cash flows expected to be generated by such assets would be negative, the fair value in Level 3 is zero, as described in Note 5.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation techniques and significant unobservable inputs used to develop measurements of main assets at fair value on a nonrecurring basis in Level 3 were as follows.

	Millions of yen
	2014
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	¥44,826	Discounted cash flow method	Weighted average cost of capital	12.6%

21. Financial instruments:

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

(b) Concentration of credit risk

As of March 31, 2014 and 2015, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥248,732 million and ¥259,218 million, respectively. As of March 31, 2014 and 2015, the amount of receivables held for sale was ¥983,644 million and ¥1,149,081 million, respectively.

Information regarding the transaction with NTT FINANCE is disclosed in Note 15 “Related party transactions.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2014 and 2015 were as follows. The fair value is valued and validated periodically based on observable market data. Therefore, it is classified as Level 2.

Millions of yen
2014		2015
Carrying amount	Fair value	Carrying amount	Fair value
¥ 220,851	¥ 229,053	¥ 220,603	¥ 228,678

Derivative instruments—

(i) Fair value hedge

DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2014 and 2015 and did not enter into any interest rate swap agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2014 and 2015.

(ii) Derivatives not designated as hedging instruments

DOCOMO had interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts to hedge the risk of fluctuations in interest rates and foreign exchange rates. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2014 and 2015 were as follows:

	Millions of yen
Instruments	2014	2015
Interest rate swap agreements	¥4,500	¥—
Foreign exchange forward contracts	474	100
Foreign currency option contracts	85,338	48,740

Total	¥90,312	¥48,840

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2014 and 2015, recorded in the consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2014	2015
Derivatives not designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other current assets	¥11	¥—
	Other assets	14	—
Foreign currency option contracts	Prepaid expenses and other current assets	64	—
	Other assets	208	474

Total		¥297	¥474

Liability derivatives

		Millions of yen
Instruments	Locations	2014	2015
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥2	¥0
Foreign currency option contracts	Other long-term liabilities	—	80

Total		¥2	¥80

The fair values of derivative instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2014 and 2015.

(iv) The effect on the consolidated statements of income

The locations and gain (loss) amounts of the derivative instruments for the fiscal years ended March 31, 2013, 2014 and 2015, recognized in the consolidated statements of income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2013	2014	2015
Derivatives not designated as hedging instruments
Interest rate swap agreements	Other, net*	¥—	¥25	¥—
Foreign exchange forward contracts	Other, net*	(487)	713	(26)
Non-deliverable forward contracts (NDF)	Other, net*	(6)	(29)	0
Foreign currency option contracts	Other, net*	104	1,549	1,520

Total		¥(389)	¥2,258	¥1,494

*	“Other, net” was included in “Other income (expense).”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v) Contingent features in derivatives

As of March 31, 2015, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other—

Information regarding investments in affiliates and marketable securities and other investments is disclosed in Note 6 “Investments in affiliates” and Note 7 “Marketable securities and other investments,” respectively.

22. Financing receivables:

DOCOMO has financing receivables including installment receivables, credit card receivables and receivables due to transfers. Installment receivables arise from providing funds for the subscribers’ handset purchase from agent resellers. Credit card receivables arise from usage of credit services by the customers. Receivables due to transfers arise from selling DOCOMO’s “receivables for telecommunications services” to NTT FINANCE. These receivables generally do not bear interest.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables and related allowance for doubtful accounts as of March 31, 2014 and 2015 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2015
	Installment receivables	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2014	¥203	¥2,144	¥—	¥4,767	¥7,114

Provision	—	5,714	—	(543)	5,171
Charge-offs	(128)	(1,744)	—	(33)	(1,905)
Balance as of March 31, 2015	¥75	¥6,114	¥—	¥4,191	¥10,380

Ending balance: collectively evaluated for impairment	75	6,114	—	22	6,211
Ending balance: individually evaluated for impairment	—	—	—	4,169	4,169
Financing receivables:
Balance as of March 31, 2015	¥411	¥234,412	¥259,218	¥12,748	¥506,789

Ending balance: collectively evaluated for impairment	411	234,412	259,218	8,550	502,591
Ending balance: individually evaluated for impairment	—	—	—	4,198	4,198

The cost of installment receivables and credit card receivables which were sold for the fiscal year ended March 31, 2015 were ¥663,102 million and ¥51,792 million, respectively. The balance of receivables held for sale as of March 31, 2015 which was reclassified from installment receivables and credit card receivables were ¥873,983 million and ¥4,101 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2013, 2014 and 2015

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions		Balance as of end of year
			Written-off	Other*
2013
Allowance for doubtful accounts	¥25,080	¥(463)	¥(12,688)	¥(2,239)	¥9,690
2014
Allowance for doubtful accounts	¥9,690	¥6,323	¥(6,604)	¥—	¥9,409
2015
Allowance for doubtful accounts	¥9,409	¥3,531	¥(1,073)	¥—	¥11,867

*	The decrease in allowance for doubtful accounts due to reclassifications to receivables held for sale from DOCOMO’s “receivables for telecommunications services.”

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions*	Balance as of end of year
2013
Valuation allowance for receivables held for sale	¥—	¥9,079	¥—	¥9,079
2014
Valuation allowance for receivables held for sale	¥9,079	¥5,984	¥(7,999)	¥7,064
2015
Valuation allowance for receivables held for sale	¥7,064	¥6,898	¥(6,327)	¥7,635

*	The decrease in valuation allowance for receivables held for sale due to sale of receivables held for sale.

	Millions of yen
	Balance as of beginning of year	Additions			Deductions*	Balance as of end of year
		Charged to expenses	Foreign currency translation adjustment	Business combinations
2013
Valuation allowance for deferred tax assets	¥10,680	¥11,147	¥1,027	¥5,328	¥(24)	¥28,158
2014
Valuation allowance for deferred tax assets	¥28,158	¥9,954	¥2,226	¥—	¥(697)	¥39,641
2015
Valuation allowance for deferred tax assets	¥39,641	¥11,041	¥925	¥—	¥(2,906)	¥48,701

*	The decrease in valuation allowance for deferred tax assets due to expiration of operating loss carry-forwards.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ Kaoru Kato
Kaoru Kato
President and Chief Executive Officer

Date: June 26, 2015

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)*1

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation)

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)

8.1	List of Significant Subsidiaries (See “Business Overview” in Item 4.B of this Form 20-F)

11.1	Code of Ethics (English translation)*2

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.