Form 20-F
period 2016-03-31
NTT DOCOMO INC
filed 2016-06-24
CIK 1166141

As filed with the Securities and Exchange Commission on June 24, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Kenji Higashigaito or Yu Kunita, Investor Relations

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

As of March 31, 2016, 3,760,616,750 shares of common stock were outstanding, comprised of 3,738,635,242 shares and 21,981,508 ADSs.

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

Fiscal year 2015 refers to our fiscal year ended March 31, 2016, and other fiscal years are referred to in a corresponding manner.

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

The following tables include selected historical financial data as of and for each of the years ended March 31, 2012 through 2016. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated balance sheets for the years ended March 31, 2015 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended March 31, 2014 through 2016, and notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the year ended March 31,
	2012	2013	2014	2015	2016
Income Statement Data
Operating revenues:
Telecommunications services *[1]	¥3,334,036	¥3,176,931	¥2,963,980	¥2,747,155	¥2,815,507
Equipment sales	498,889	758,093	872,000	904,089	860,486
Other operating revenues	407,078	535,098	625,223	732,153	851,091

Total operating revenues	4,240,003	4,470,122	4,461,203	4,383,397	4,527,084
Operating expenses	3,365,543	3,632,942	3,642,004	3,744,326	3,744,060

Operating income	874,460	837,180	819,199	639,071	783,024
Other income (expense) *[2]	2,498	(3,838)	13,850	4,812	(5,003)

Income before income taxes and equity in net income (losses) of affiliates *[2]	876,958	833,342	833,049	643,883	778,021
Income taxes *[2]	391,798	323,059	307,979	238,067	211,719

Income before equity in net income (losses) of affiliates *[2]	485,160	510,283	525,070	405,816	566,302
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates) *[2]*[3]	(24,208)	(29,570)	(69,117)	(7,782)	(5,060)
Net Income *[2]	460,952	480,713	455,953	398,034	561,242
Less: Net (income) loss attributable to noncontrolling interests	2,960	10,313	8,776	12,059	(12,864)

Net income attributable to NTT DOCOMO, INC. *[2]	¥463,912	¥491,026	¥464,729	¥410,093	¥548,378

Per Share Data
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. *[4]	¥111.87	¥118.41	¥112.07	¥101.55	¥141.30
Dividends declared and paid per share *[4]	¥54	¥58	¥60	¥60	¥70
Dividends declared and paid per share *[4]*[5]	$0.6553	$0.6160	$0.5826	$0.5002	$0.6227
Weighted average common shares outstanding—Basic and Diluted *[4]	4,146,760,100	4,146,760,100	4,146,760,100	4,038,191,678	3,880,823,341
Balance Sheet Data
Working capital *[6]	¥1,204,258	¥1,105,642	¥1,320,776	¥1,301,074	¥1,360,374
Total property, plant and equipment, net	2,536,297	2,560,284	2,557,766	2,511,067	2,440,376
Total assets *[2]	6,948,082	7,169,725	7,508,030	7,146,340	7,214,114
Total debt *[7]	256,680	253,766	230,346	222,651	222,164
Total liabilities	1,839,311	1,759,160	1,814,517	1,728,135	1,854,788
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity *[2]	5,062,527	5,368,475	5,643,366	5,380,072	5,302,248
Total Equity *[2]	5,108,771	5,410,565	5,678,644	5,402,616	5,343,105
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	708,838	731,632	752,997	699,860	662,469
Net cash provided by operating activities	1,110,559	932,405	1,000,642	962,977	1,209,131
Net cash used in investing activities	(974,585)	(701,934)	(703,580)	(651,194)	(375,251)
Net cash used in financing activities	(378,616)	(260,967)	(269,793)	(734,257)	(583,608)
Margins (percent of operating revenues):
Operating income margin	20.6%	18.7%	18.4%	14.6%	17.3%
Margin of net income attributable to NTT DOCOMO, INC. *[2]	10.9%	11.0%	10.4%	9.4%	12.1%

*1	As a result of reclassification in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal years ended March 31, 2012, 2013 and 2014 have been retroactively reclassified into “Telecommunications services.” The amounts of the reclassification are ¥7.5 billion, ¥8.5 billion and ¥8.2 billion for the fiscal years ended March 31, 2012, 2013 and 2014.
*2	Consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of the equity method for an investee.
*3	Includes impairment of investments in affiliates. See Note 6 of Notes to Consolidated Financial Statements.
*4	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Per Share Data” for the fiscal years ended March 31, 2012 to 2014 are based on the number of shares after the stock split, respectively.
*5	Dividends per share were translated into U.S. dollars at the end of period.
*6	Working capital was computed by subtracting total current liabilities from total current assets.
*7	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31,	High *1	Low *1	Average *2	Period-end
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96
2016	123.98	112.42	120.13	112.42

Calendar Year 2015
December	123.52	120.27	121.64	120.27

Calendar Year 2016
January	121.05	116.38	118.23	121.05
February	121.06	111.36	114.62	112.90
March	113.94	111.30	112.93	112.42
April	112.06	106.90	109.55	106.90
May	110.75	106.34	108.85	110.75
June (through June 3, 2016)	109.55	106.88	108.39	106.88

*1	For fiscal years, calculated from the highest and lowest of the exchange rates on the last business day of each month during the relevant year.
*2	For fiscal years, calculated from the average of the exchange rates on the last business day of each month during the relevant year. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators, such as saturation in the Japanese mobile communications market, changes to business and market structures and the environment due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs*3 and competitors from other industries. With the use of open platform devices like smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones, and in addition, NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT East”) and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”) started a wholesale optical-fiber access service which enables a diverse group of market participants to provide services utilizing optical-fiber connections and set discounts for fixed and mobile network services, so it is possible that such businesses and others may eventually launch services that are more convenient for customers, and further intensify rate competition. Moreover, there has been an increase in mobile communications operators entering into and collaborating with other industries, including due to factors such as the full liberalization of the electricity market, and rate competition could intensify due to discounts for packages incorporating services provided by operators in different industries.

In this market environment, the decline in the number of net new subscriptions we acquire may accelerate in the future and the number of net new subscriptions we acquire may not reach the number we expect. Also, we may not be able to maintain existing subscriptions as customers migrate to other service providers due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. To provide advanced services and increase convenience to our customers under such market conditions, we have made various revisions, such as the provision of discounted services for each rate type. For example, we introduced services with a fixed discount from the monthly usage charges set for each type, and introduced fee plans for flat-rate domestic voice services “Kake-hodai & Pake-aeru” which enable customers to set and share monthly data quotas with family, and “Zutto DOCOMO Wari,” a discount service for long-term customers, and “U25 Ouen Wari” a discount plan for customers under 25 years of age. In addition, we introduced “docomo Hikari Pack,” which provides the “docomo Hikari” optical-fiber broadband service together with smartphones or mobile phones. In the current fiscal year, we also introduced “Kake-hodai Light Plan” and “Share pack 5” as new rate plans for light users. However, we cannot be certain that these revisions will enable us to acquire new and maintain existing subscriptions. It is also possible that the subscription ratio for various discount services or the trend in migration to flat-rate services may not be in line with our group’s expectations, and our ARPU may decrease more than projected. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. In addition, in order to reinforce our managerial structure, we are promoting increased efficiency related to our network, sales and services, research and development and narrowing our product line-up to concentrate resources. The push toward greater efficiency, however, may not proceed as expected, and costs may not be optimized as anticipated due to intense competition from other service providers and changes in the market environment.

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

We view increases in revenue as an important factor in our future growth. We aim to increase revenue by, for instance, promoting the more widespread use of smartphone services and of LTE (Xi) services, as well as the expansion of the use of packet communications and other data communications in relation to such services. Moreover, we look to increase returns through “smart life business” segment and “other businesses” segment as another important factor in future growth. However, a number of uncertainties may arise to prevent the development of these services and constrain our growth. For more information regarding “smart life business” and “other businesses” segments and the scope of the services that we provide through them, please see “B.4. Services” in Item 4.

Furthermore, if market growth slows or the market shrinks, the services, forms of usage, and sales methods provided by us may not develop sufficiently which could affect our financial conditions and limit our growth. In particular, we cannot be certain as to whether or not the following can be achieved:

•

To develop the cooperative relationships as anticipated by our corporate group with the partners needed to provide the services and/or forms of usage that we offer, with the software vendors that provide the operating systems and applications necessary to promote the use of smartphone and other services, with handset manufacturers, and content providers;

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

•

Our current and future services, including (i) ISP services such as i-mode and sp-mode, (ii) fee plans and discounted services for use of voice and packet communications, (iii) artificial intelligent services like “Shabette-Concier,” (iv) the storage services like photo collection, (v) the services on “dmarket” such as “dTV,” “dhits” and “dmagazine,” and (iv) “+d*1” initiatives, the convergence with various businesses, such as financial and payment services like “d CARD” and “docomo insurance,” commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd. and life-related services run by docomo Health Care, Inc. and ABC Cooking Studio Co., Ltd. will be attractive to existing and potential subscribers and achieve continued or new growth;

•

As the foundation of our company’s strategy and services, the increase in the number of smartphone users and the larger customer base resulting from “d POINTs” and “d ACCOUNT” will grow according to our business plans;

•	The services provided by our corporate group, based on an open platform system, will not be surpassed by more competitive and sought after services provided by other service providers; and

•	To expand services with improved data communication speed enabled by LTE*2/LTE-Advanced*3 and other technology as planned.

If the development of our corporate group’s new services, forms of use or sales methods is limited or if development costs are more than anticipated, it may have a material adverse effect on our financial condition and results of operations.

*1	Our value co-creation initiatives, which aim to deliver new values by making available the business assets that we have accumulated through our operations. For more information, please see “B.1. Business Overview” in Item 4.
*2	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project (3GPP).
*3	An advanced mobile communication system standardized by 3GPP that maintains technical compatibility with LTE system..

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

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including rate regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Furthermore, in some cases, our group is subject to special regulations that are not imposed on other providers. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Request to provide a rate plan that takes into consideration the various needs of users and reduces users’ monthly payments for smartphone usage;

•	Request and guidelines concerning smartphone pricing;

•	Regulations to accelerate competition in the handset area, such as SIM unlocking regulations;

•	Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as i-mode and sp-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as i-mode or sp-mode;

•	Regulations that would prohibit or restrict the provision of discounted services by our corporate group premised on continuous usage term agreements, including cancellation charges;

•	Introduction of a system allowing for the cancellation of mobile phone subscriptions early in the contract period;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Regulations on the sale, promotion, pricing and others for “docomo Hikari” and other optical-fiber services realized by the wholesale services of NTT East and NTT West;

•	Fair competition measures to promote new entry and to provide cheaper and various services by MVNOs;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Review of the structure of the NTT group, which includes our group; and

•	Other measures, including the revision of the rules of access charge between operators to enhance competition that would restrict our business operations in the telecommunications industry.

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

Further still, in order to ensure new sources of revenue, we are pursuing “+d” initiatives to create new value through the convergence of mobile services with various services and industries. Therefore, we are vulnerable to the impact of laws, regulations and systems specific to new services, operations and areas of business, in addition to the laws, regulations and systems applicable to the mobile communications business. If such laws, regulations, or systems are implemented, they may work as constraints on our group’s business operations, and this may have an adverse effect on our group’s financial condition and corporate performance.

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

Also, in order for us to establish specified base stations to use the radio frequencies allocated to us, it may require (i) measures for the acceleration of the transfer of existing radio stations that are currently using the same spectrum for other uses or (ii) discussion regarding agreements to share the same spectrum. If measures for the acceleration or discussion do not proceed as planned, our corporate group may not be able to operate its mobile communication network smoothly, service quality may decline, and additional expenses may arise.

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

One of the major components of our strategy is “+d” initiatives to increase our corporate value through domestic and overseas investments, alliances and collaborations. We have entered into alliances and collaborations with other companies and organizations overseas which we believe can assist us in achieving this objective. We are also promoting this strategy by investing in, entering into alliances with, and collaborating with domestic companies and investing in smart life business and other businesses.

However, there can be no assurance that we will be able to maintain or enhance the value or performance of the past or future investments or joint ventures established, or that we will receive the returns or benefits we expect from these investments, alliances and collaborations. In our investments in smart life business and other businesses anticipated synergies may not be realized due to uncertain and unforeseeable ancillary factors, as we have little experience in such businesses, and these factors may have an impact on our strategy. Furthermore, losses may arise due to dissolution or divestiture of investments, alliances and collaborations.

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

Various functions are mounted on the mobile handsets we provide. Additionally, a large number of vendors, including our partners and other companies, provide services via the mobile handsets that we provide. If any problems arise due to the imperfection in a product or service provided by the Company or by another vendor such as technological problems in the handsets provided by us or by outside vendors or in software or systems, or if any other failures, defects, or losses arise, such problems could diminish our credibility or corporate image, lead to an increase in cancellations of subscriptions, or result in an increase in expenses for indemnity payments to subscribers, and our financial condition or results of operations may be affected. Furthermore in an effort to ensure new sources of revenue, we are pursuing initiatives toward the expansion of smart life business segment and other businesses segment. Should problems arise due to imperfections in products or services we offer through smart life business and other businesses segments, such problems could diminish our credibility or corporate image and our financial condition or results of operations may be affected. Certain events may lead to a decrease in our credibility and corporate image, an increase in cancellations of subscriptions or increased costs. The following are possible examples of such events:

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

•

Harm or losses to customers due to defects in products or services offered through an e-commerce business such as a home shopping service, or products and services offered on one of our platforms, such as “dmenu” or “dmarket.”

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

In addition, problems have arisen from the fact that subscribers were charged fees for packet communication at higher levels than they anticipated as a result of using mobile phones without fully recognizing the increased volume and frequency of the use of packet communications as our handsets and services became more sophisticated. There have also been problems with high charges due to excessive use of paid content services, and problems due to an increasing amount of trouble and number of accidents caused by the use of mobile phones while driving, riding a bicycles or walking. Further, there are currently a variety of discussions concerning such issues as the pros and cons of elementary and junior high schools students having mobile phones, the sufficiency and accuracy of our access restriction service to screen harmful web sites (“filtering service”), which applies generally to subscribers under 18 years of age in accordance with the enactment of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, and the increase in harm caused by the use of CGM* by young people, as they increasingly have access to the Internet from their mobile phones. These issues may similarly damage our corporate image.

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

We possess information on numerous subscribers in telecommunications, smart life and other businesses, and to appropriately and promptly address the Law Concerning the Protection of Personal Information, we have put in place comprehensive company-wide security management that includes thorough management of confidential information such as personal information, employee education, supervision of subcontractors and the strengthening technological security.

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

Through various media sources and the internet, information has been disseminated indicating that there is concern about whether radio wave emissions from mobile handsets and other wireless telecommunications devices may adversely affect people’s health or may interfere with electronic medical devices including hearing aids and cardiac pacemakers. Such concerns about the possible risks associated with wireless telecommunication devices could adversely affect our corporate image, financial condition, and results of operations through increased cancellations by existing cellular subscribers, reduced subscriber growth, reduced usage per subscriber, and the introduction of new regulations or restrictions or litigation. The radio emissions from our cellular handsets and base stations comply with the electromagnetic safety guidelines established by the Japanese government, which are equivalent to the international guidelines of the International Commission on Non-Ionizing Radiation Protection, which are endorsed by the World Health Organization “WHO.” The WHO has also stated that if the level of the radio emissions from mobile devices is lower than the international guidelines, it will not affect the health of their users and others. Research and studies on the effect of radio wave emissions on people’s health are being conducted by foreign research institutes such as the WHO and the Ministry of Internal Affairs and Communications, or the MIC. While no evidence of an adverse effect on people’s health has been found as of yet, there can be no assurance that, going forward a link between radio wave emissions and health problems will not be identified in the results of future research or studies.

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

As of March 31, 2016, NTT owned 65.66% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (currently the MIC) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2016, NTT owned 65.66% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our Board of Directors is authorized to issue 13,501,457,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

We expect voluntarily to delist our ADSs from the NYSE and we plan to effect deregistration and termination of our on-going reporting obligations under the Securities Exchange Act of 1934.

On April 28, 2016, we announced that our Board of Directors resolved to apply for voluntary delisting of our ADSs from the New York Stock Exchange (the “NYSE”) around March 2018. In connection with the delisting, we intend to file for the termination of registration of our ADSs and of our on-going reporting obligations under the U.S. Securities Exchange Act of 1934 in around March 2018. After the delisting of our ADSs from the NYSE, we intend to maintain our ADR Program in the U.S. and therefore anticipate that our ADSs will continue to be traded in the U.S. on the over-the-counter market. The market for our ADSs may be significantly less liquid following our delisting of our ADSs from the NYSE.

Furthermore, while we currently prepare and disclose our financial statements in accordance with U.S. GAAP, the Company is considering preparing and disclosing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

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

Our parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group is one of the world’s leading telecommunications operators. We were incorporated as a subsidiary of NTT in August 1991 and took over NTT’s wireless telecommunication operations in July 1992. In July 1993, in accordance with the agreement between NTT and the Ministry of Posts and Telecommunications (currently the MIC), we transferred wireless telecommunication operations (other than those in the Kanto-Koshinetsu region, which remained with us) to our eight regional subsidiaries. However, the other eight regional subsidiaries were merged into our company as the surviving company in July 2008.

For a discussion of recent and current capital expenditures, please see “B. Liquidity and Capital Resources—Capital Expenditures” in Item 5.

In addition, for a discussion of our decision to apply for voluntary delisting of our ADSs from the NYSE around March 2018, please see “A. Offer and Listing Details—Price Ranges of Shares” in Item 9.

B.	Business Overview

1. Business Overview

We primarily engage in mobile telecommunications services as a member of the NTT group, for which NTT serves as the holding company.

Together with our 124 subsidiaries and 27 affiliates, we conduct business as the NTT DOCOMO group. Our major subsidiaries and affiliates as of March 31, 2016 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries*: 12
DOCOMO CS Chugoku, Inc.	100%
DOCOMO CS Hokkaido, Inc.	100%
DOCOMO CS Hokuriku, Inc.	100%
DOCOMO CS, Inc.	100%
DOCOMO CS Kansai, Inc.	100%
DOCOMO CS Kyushu, Inc.	100%
DOCOMO CS Shikoku, Inc.	100%
DOCOMO CS Tohoku, Inc.	100%
DOCOMO CS Tokai, Inc.	100%
DOCOMO Support, Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 112
ABC Cooking Studio Co.,Ltd.	51.0%
Buongiorno S.p.A.	100%
DCM Reinsurance Company, Inc.	100%
DOCOMO ANIME STORE, INC.	60.0%
DOCOMO Datacom, Inc.	66.2%
DOCOMO Digital GmbH	100%
docomo Healthcare, Inc.	66.0%
DOCOMO Innovations, Inc.	100%
DOCOMO PACIFIC, INC.	100%
DOCOMO PACIFIC (SAIPAN), INC.	100%
D2C Inc.	51.0%
MAGASeek Corporation	75.0%
mmbi, Inc.	100%
net mobile AG	95.8%
Nihon Ultmarc Inc.	100%
NTT DOCOMO USA, Inc.	100%
OAK LAWN MARKETING, INC.	51.0%
Radishbo-ya Co., Ltd.	90.0%
Tower Records Japan Inc.	50.3%
and other subsidiaries
Affiliates: 27
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Limited.	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Broadband Platform, Inc.	22.0%
NTT Resonant Inc.	33.3%
Philippine Long Distance Telephone Company	8.6%
RecoChoku Co., Ltd.	34.2%
Robi Axiata Limited	8.4%
Sumitomo Mitsui Card Company, Limited.	34.0%
Tata Teleservices Limited	26.5%

Name	Percentage Voting Interest
VMG Media Joint Stock Company	24.5%
ZENRIN DataCom Co., Ltd.	18.1%
and other affiliates

*	These service subsidiaries provide operational services such as call center and agency support operations, communication network construction, maintenance operations and corporate sales to NTT DOCOMO, INC.

The Company engages in telecommunications, smart life and other businesses. For more information regarding our business segments, please see “B.4. Services” in Item 4.

We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Year ended March 31,
	2014	2015	2016
Telecommunications business	¥3,827,328	¥3,654,565	¥3,689,779
Smart life business	366,202	443,320	504,129
Other businesses	292,805	313,492	359,276

•	Competitive Environment

The environment for Japan’s mobile communications market is significantly changing due to the rapid penetration of smartphones/tablets and to government policies to promote competition in areas such as the new entry of MVNOs, the mandatory unlocking of SIM cards and the MIC’s proposal of the “Task Force on Review of Services form Users’ View Point” and the “Task Force on Mobile Phone Rates and other Conditions.”

There are presently three mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”) and SoftBank Corp. and its subsidiaries (“SOFTBANK group”). As of March 31, 2016, we had a market share of 45.3%, KDDI group had a market share of 29.3% and SOFTBANK group had a market share of 25.3%.

As of March 31, 2016 we had approximately 70,964 thousand cellular subscribers, an increase of approximately 4,368 thousand from the end of the previous fiscal year. Also, our cellular churn rate for March 2016 was 0.62%.

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

The number of cellular subscriptions for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands
	Year ended March 31,
	2014	2015	2016
Cellular subscriptions *1	63,105	66,595	70,964
LTE (Xi) subscriptions *1	21,965	30,744	38,679
FOMA subscriptions *1	41,140	35,851	32,285
Estimated market share of total subscriptions	43.8%	43.6%	45.3%
Subscription growth rate	2.6%	5.5%	6.6%
Average monthly churn rate *1*2	0.82%	0.61%	0.62%

*1	The number of cellular subscriptions, LTE (Xi) subscriptions and FOMA subscriptions includes communication module services subscriptions.
*2

In general, the term “churn rate” is defined as the percentage of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated*1 by adding the number of cellular subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active cellular subscriptions*2 from April to March.

*1 The calculation method of churn rate has been changed from the fiscal year ended March 31, 2016. Accordingly, the churn rates for the fiscal year ended March 31, 2014 and 2015 have also been changed. Data are calculated excluding the subscriptions and cancelation of subscriptions of Mobile Virtual Network Operators (MVNOs).

*2 Active cellular subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Furthermore in the fixed-line communications market, “Hikari Collaboration Model,” which is a wholesale business model for fiber access that commenced in February 2015, has enabled telecommunications operators and a wide range of other players to provide services utilizing optical fiber, and competition transcending the traditional boundaries of the fixed-line communications market has further intensified.

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

Since the start of the service in March 2015, “docomo Hikari” has enjoyed positive reviews from many customers and the total number of subscriptions exceeded 1.0 million in December 2015. Moreover, the total number of subscription applications extended 1.84 million and the total number of subscriptions to “docomo Hikari” reached 1.57 million at the end of March 2016.

In response to these changes in the market environment, we have launched “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program, to a large number of external partners. As part of this endeavor, we have rebranded the former “docomo Point” program into “d POINT” to offer a point service that is highly convenient and useful for our customers with the aim of expanding the structure of the “+d” activities.

Although our business environment changes day-to-day and moment-to-moment, we are endeavoring to strengthen our competitiveness based on the business strategy described below.

•	Business Strategy

We developed our corporate vision for 2020*1, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.”

Initiatives to be Implemented over the Medium Term

In order to respond to our customers’ needs on an ongoing basis, by further evolving our relationships with various external partners through open collaboration, we will continue to create new added value by moving forward with our “+d” initiatives.

Specifically, we, together with our partners, will roll out initiatives in order to co-create new added value, making available to our partners our own business assets, such as “d CARD,” our payment platform and “d POINT,” point program. Through these endeavors, we will aim to deliver “more benefits, more fun and more convenience” to our customers in tandem with our partners.

In addition to creating value for our customers, we will also strive to offer new value to various of our partners. Particularly, in the areas of “IoT*2,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will move forward with the “co-creation of social values,” creating new services and businesses in collaboration with our partners and utilizing the assets of both parties, with the goal of capturing revenue opportunities in new business fields that transcend the confines of industries or business formats.

*1	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.
*2	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

FY2016 Priority Initiatives

Positioning FY2016 as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we will work concurrently on expanding our telecommunications business and reinforcing our smart life business and other businesses.

•	Expansion of Telecommunications Business

In FY2016, we expect a full-scale reexamination of handset prices and tariffs throughout the mobile industry. In light of these expected changes, we will reinforce our focus on families and strengthen our ability to propose comprehensive offerings comprising mobile phones, optical-fiber and other services. In this way, we plan to take the lead in changing the field of competition in the mobile industry.

As part of this endeavor, in March 2016 we introduced new billing plan offerings for light-usage customers, consisting of the new data package “Share Pack 5,” enabling families to share 5MB of data, and the expansion of the applicability of the “Kake-hodai Light” voice plan to lower volume data packages. In addition, starting June 2016, we will launch new offerings for long-term users consisting of two new rate options allowing customers to choose subscriptions with or without cancellation fees, increased discounts in the “Zutto DOCOMO Wari” scheme and the addition of reward points for customers renewing their subscriptions.

We will aim to secure income from telecommunications business through an ARPU increase resulting from expanded adoption of the new billing plan and on-going cost efficiency improvement efforts.

•	Reinforcement of Smart Life Business and Other Businesses

With respect to our smart life business and other businesses, we will work to grow our subscriptions by further enriching the services and content offered on our “dmarket” marketplace, such as “dTV,” “dhits” and “dmagazine.” We will also step up the “+d” initiatives that we pursue together with our partners for new value creation by combining our finance/payment platforms, point program and other business assets that we have accumulated in our operations with those assets of our partners. We will also work to enhance the attractiveness of our “d POINT” loyalty point program by increasing the number of participating partners and accelerate the adoption of “d ACCOUNT.”

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE Development

In December 2010, we launched LTE service for data communications devices. In November 2011, we expanded the service to smartphones. We continue our efforts to take advantage of our experience and expertise as a LTE service pioneer to build a robust network pursuing “convenience,” “peace” and “safety.” We are endeavoring to provide a high quality communications environment offering faster speeds and broader reach in future.

To offer a more convenient network service to our customers, we have expanded the coverage of our “PREMIUM 4G*” to 976 cities across Japan as of March 31, 2016. Meanwhile, we also started offering a maximum downlink speed of 300Mbps in selected areas from October 2015.

In addition, we conducted surveys of effective data speeds adhering to the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers and Information Providing Method, etc. for Users” defined by the Ministry of Internal Affairs and Communications. The results indicated that we offer both high download speeds and high upload speeds (the median (Android + iOS) of our download speeds is 71Mbps and that of our upload speeds is 21Mbps).

*	Name of our high-speed network services using the LTE-Advanced system.

•	Spectrum Use Status

The MIC has allocated a total bandwidth of approximately 530MHz as radio frequencies available for use for LTE/W-CDMA networks (3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz, 700MHz and 2GHzTDD). Of this, we have been allocated 6 frequency bands—3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 800MHz and 700MHz—to operate our networks.

2GHz Band:

The 20MHz x 2 allocated in the 2GHz band is jointly used by our LTE and W-CDMA networks. A maximum 20MHz x 2 is used for our LTE network.

1.7GHx Band:

The 20MHz x 2 allocated in the 1.7GHz band is jointly used by our LTE and W-CDMA networks in the Kanto, Kansai and Tokai areas. We also intend to expand use for the LTE network in the future.

1.5GHz Band:

The 15MHz x 2 allocated in the 1.5GHz band is used by our LTE network.

800MHz Band:

The 15MHz x 2 allocated in the 800MHz band is jointly used by our LTE and W-CDMA networks. The maximum 15MHz x 2 is used for our LTE network.

700MHz Band:

With regard to our plan to open specified base stations to be used for the 700MHz band, approval was received from the Minister of MIC in June 2012. In addition, the Association of 700MHz Frequency Promotion was established by 4 operators (NTT DOCOMO, Inc., KDDI Corporation, eAccess Ltd. (currently SoftBank Corp.) and Okinawa Cellular Telephone Company) that were approved at the same time. Together with the appropriate transfer of new frequency bands to existing licensees currently using the frequencies, receiver measures for overland digital TV broadcasts are being implemented. Since May 2015, we have been using the 10MHz x 2 allocated in the 700MHz band for LTE services.

3.5GHz Band:

With regard to our plan to open specified base stations to be used for the 3.5GHz band, approval was received from the Minister of MIC in December 2014. We intend to commence the provision of TDD-format LTE services in the 40MHz (TDD) block allocated in the 3.5GHz band from June 2016.

•	Effort to Assure Stable Network Quality

To provide customers with a more stable and convenient communication environment, we reinforce our network platform to respond to increases in data traffic due to smartphone use resulting from the provision of richer content and new services. For example, we expanded network capacity, mainly the ”PREMIUM 4G” which utilizes the frequency band efficiently, as we enhanced the communication network facilities.

In March 2016, we commenced the operation of a commercial network utilizing virtualization techniques. The employment of equipment using these techniques from March 2016 allowed us to offer higher quality network services to our customers. The techniques realized better connectivity in cases of network congestion and higher reliability in the event of the failure of facilities.

In addition, with the aim of reinforcing our communication capacity in densely populated areas during wide-area disasters or power outages, we moved ahead with the conversion of large-zone base stations to make them compatible with LTE in order to increase the communication capacity by approximately three fold. Furthermore, we have rolled out medium-zone base stations across Japan to secure communications in the centers of coastal and mountainous areas.

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

To expand our smartphone user base and to facilitate the adoption of multiple devices by a single user in order to meet the diverse needs of customers, we have strived to enrich our product lineup. In the fiscal year ended March 31, 2016, we introduced 18 smartphone models, four tablet models, three feature phone models and one data communication device model, and sold approximately 26.05 million units. Sales of each type of device are discussed below.

•	Smartphones/Tablets

For the 2015 summer collections, we are the first in the world to release a smartphone equipped with—as well as other biometric functions, including fingerprint recognition—an iris recognition authentication system. In this way, we made efforts to offer customers simpler authentication methods than entering a password for various services that DOCOMO offers. For the 2015-2016 winter/spring collections, we launched the sales of smartphones featuring “PREMIUM 4G” and 4K-supported displays, allowing customers to enjoy photos and videos with higher resolution. In addition, we expanded the lineup of devices to meet the diverse needs of customers, including the latest models of the popular iPhone and iPad.

As a result of the above, the number of smartphones and tablets sold was 15.44 million units, an increase of 0.84 million units over the number sold last term, reaching approximately 60% of total sales for the fiscal year ended March 31, 2016.

•	Data Communications Devices

We offer a wide range of data communication devices for selection, depending on usage, including mobile Wi-Fi routers, USB data cards, and the like.

We introduced one mobile Wi-Fi router as a part of our 2015-2016 winter/spring collection, that have built-in LTE-Advanced capability, a technology that supports download speeds of up to 300Mbps.

In addition, our communication modules can be used in various situations in everyday life and business situations, such as for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing contents to information posting systems, managing inventory for vending machines and managing payment with mobile devices.

•	Other Communications Devices

For the 2015 summer collections, in addition to the previous feature phones, we launched two feature phone models equipped with Android OS, and for the 2015-2016 winter/spring collections, we launched one feature phone model equipped with the (non-Android OS and non-iOS) OS that we have traditionally used on our feature phones. As a partner for a smart life for each and every customer, we offer a diverse range of communications devices to make customers’ lives more secure, safe, convenient and comfortable.

4. Services

By providing high-speed communication services through “PREMIUM 4G” and “docomo Hikari” optical broadband service, we have made efforts to provide a comfortable environment for telecommunications, allowing our customers to enjoy the breadth, speed, and convenience of our networks. Furthermore, in our smart life business and other businesses, in addition to growing our services, such as “dmarket,” for providing various content, we are also developing new value-added services through “+d” initiatives founded on co-creation with various external partners.

•	Telecommunications Services

Mobile Communications Services

We currently offer voice, data, and other value-added services through our LTE (Xi) and FOMA services.

As a result of our efforts to improve the contents and services we offer for smartphones as well as expand the smartphone market, our LTE (Xi) service subscriptions rose to approximately 38.68 million as of March 31, 2016.

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

Optical-fiber Broadband Service

In order to provide a broadband communications environment to allow users to enjoy high-speed service both indoors and outdoors, in March 2015, we commenced “docomo Hikari” service, our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps, and simultaneously launched “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” broadband service and smartphones/docomo feature phones at affordable rates.

We provide one-stop service for the full range of services including optical-fiber broadband, Internet access and mobile phone services. Hence, we serve as a customer’s single point of contact for every need, from service-related inquiries to after-sales support, thereby enhancing customers’ convenience and comfort using high-speed communications services.

For more information, see “B. 5. Tariffs” in Item4, which contains the details of charges for “docomo Hikari” and “docomo Hikari Pack.”

•	Smart Life Business

Our smart life business, business segment offers services through our “dmarket” portal, such as the distribution of, for example, video, music, and electronic books, finance/payment services, online shopping service and other life support services.

Media/Contents Services, “dmarket”

To expand the adoption of a DOCOMO-operated content market, “dmarket,” services among a broader range of users, we have strived to add new services and enrich the content of our offerings.

As a result of the abovementioned measures, the combined number of “dmarket” store subscriptions* grew further to 15.54 million as of March 31, 2016.

*	Total number of users using “dTV,” “danime store,” “dhits,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

Lineup of “dmarket” services

Service	Service Overview
danime store	Flat-rate animated video distribution service

dapps & review	Website introducing smartphone apps recommended by DOCOMO

dbook	Electronic book store enabling viewing of manga, novels and how-to books

dcreators*1	Online market enabling the sale and purchase of hand-made items

ddelivery	Home food delivery service

d fashion	Fashion e-commerce site

dgame	Site offering Web-based games*2 and app-based games

dgourmet	Distribution service for information and coupons related to foods

d healthcare pack	Distribution service for apps and coupons related to health and exercise

dhits	Flat-rate music distribution service

dkids	Flat-rate distribution service of educational content for children

dmagazine	Flat-rate electronic magazine distribution service

dmusic	Music download service

dshopping	Online shopping service for food, daily necessities, electrical appliances and other goods

dtravel	Site for booking accommodation at hotels and Japanese inns, as well as domestic and overseas tours

dTV	Flat-rate video/movie distribution service

*1	This service will end on June 28, 2016.
*2	Games that can be enjoyed anywhere with an Internet connection and without the need to install applications.

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

During the current fiscal year, we have started to offer “d POINT” in an expansion of our existing “docomo Point” service and we have also launched the “d POINT CARD,” which allows users to earn and use “d POINTs” just by showing the card when shopping at our partner stores. In conjunction with this, both “DCMX” and “DCMX mini” have been rebranded as “d CARD” and “d CARD mini,” which can be used to earn “d POINTs” at more advantageous rates.

Shopping Services(Commerce)

In addition to expanding “dmarket,” our subsidiaries are developing shopping services.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
OAK LAWN MARKETING, INC.	Mail order sales business using media centered on television

Radishbo-ya Co., Ltd.	Member-based home delivery services offering organic and low-pesticide vegetables and additive-free foods

Tower Records Japan Inc.	Sale of music software such as CDs and DVDs

MAGASeek Corporation	Online sales of women and men’s clothing

Services to Support Our Customers’ Daily Lives

We are developing life support business related to medical/healthcare, cuisine and dining, utilizing the unique properties of mobile communications.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
docomo Healthcare, Inc.*	Proposal of lifestyles based on data obtained through smartphones and health equipment, and creation of business opportunities in the healthcare service market by collaborating with partner companies on products

Nihon Ultmarc Inc.	Provision of a medical database (MDB) relating to healthcare-related companies including pharmaceutical companies, authentication and information services to medical personnel

ABC Cooking Studio Co.,Ltd.	Operation of the ABC Cooking Studio cooking school and mail order sales of ingredients and cooking utensils

DOCOMO BIKESHARE, INC.	Provision of bicycle sharing services

DOCOMO gacco, Inc.	Provision of “gacco,” Japan’s first MOOC service, and the “gacco system” ASP business

*	Joint venture with OMRON HEALTHCARE Co., Ltd.

•	Other Businesses

Other businesses primarily includes “Mobile Device Protection Services,” and IoT/M2M businesses. We also have developed billing/payment business for telecommunications carriers overseas subsidiaries and providing various services. For the current fiscal year, besides installing communication modules in cars and providing information services for car navigation systems, we made efforts to expand our IoT and corporate businesses by combining various types of equipment with mobile communications.

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

Since June 2014, we have offered a new billing plan, “Kake-hodai” for the LTE (Xi) service and FOMA service, which enables subscribers to make nationwide voice calls for a flat monthly rate regardless of the number or length of calls. In September 2015, we introduced the “Kake-hodai Light” plan which allows customers to make unlimited domestic voice calls under five minutes at a flat monthly rate.

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

If the data usage in a month exceeds the monthly data quota, users can pay an additional set fee for each 1GB of data or transmission speed is lowered to 128kbps until the end of that month. In March 2016, we started offering “Share Pack 5,” a package that allows families with limited data usage to share monthly data allowances of 5GB.

On the other hand, our previous LTE (Xi) flat-rate data plans, for which we already ceased to accept a new subscription, have data usage thresholds of 3GB or 7GB. If the data usage in a month exceeds the thresholds, users can pay an additional set fee for each 2GB of data or transmission speed is lowered to 128kbps until the end of that month.

Further Enrichment of New Billing Plan

The new billing plan has enjoyed favorable reviews from early on, and the number of total subscriptions reached over 30 million approximately two years after its launch. To further cater to the diversifying needs of our customers, we rolled out the following new plans from and including the fiscal year ended March 31, 2016 to June 2016.

Added options for low-usage customers

We took steps to allow customers to more freely select the combination of a basic monthly plan and a “Share Pack” most suited to their actual voice and data consumption behavior through our launch of “Kake-hodai Light” plan on September 2015, as well as our launch of “Share Pack 5” and expansion of applicability of the “Kake-hodai Light” plan to smaller packages on March 2016.

Choice between two courses

In June 2016, we started to offer two options to customers during the two-month period following the completion of a two-year contract: (i) “Zutto DOCOMO Wari Course,” which offers a reward to customers who sign another two-year contract; and (ii) “Free Course,” a course that, while not be eligible for the rewards mentioned below under “Expand additional advantages to long-term subscribers,” allows customers’ basic monthly charges to remain unchanged and entitles customers to cancel their contracts at any time without incurring fees.

Expand additional advantages to long-term subscribers

With the start of “Zutto DOCOMO Wari Course,” we raised the maximum monthly discounts amount and extended the eligibility of the previous “Zutto DOCOMO Wari” discount, which is offered to customers as a reward for signing up to the “Zutto DOCOMO Wari Course.” Also, we began offering “d POINTs” to customers whenever they renew a two-year contract.

•	Optical-fiber Broadband Service Charge

In March 2015, we started an optical-fiber broadband service called “docomo Hikari,” which offers individuals and companies unlimited Internet connections through optical-fiber cables at speeds of up to 1Gbps.

Currently, monthly charges paid by our optical-fiber broadband service subscribers consist mainly of (i) a basic monthly charge for optical-fiber broadband service and (ii) other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection with (i) above are described below.

Two types of billing packages are available: ISP Charge-inclusive Package and Standalone Package. ISP Charge-inclusive Package includes Internet connection service of partner ISPs for selection by the subscriber. Customers also can select Standalone Package that only covers the “docomo Hikari,” optical-fiber broadband service, which requires an additional contract with any ISP for Internet access. In each plan, charges differ by residential type: either detached house or apartment. Also in March 2016, we launched “docomo Hikari-mini,” a two-tier flat-rate plan offering data speeds of up to 100Mbps, which is a plan for detached houses.

We also introduced a new discount plan, called “docomo Hikari Pack,” which is bundled with existing mobile basic monthly charges, called “Kake-hodai Plan” and “Data Plan,” to provide mobile subscribers and subscribers of “docomo Hikari” with further discounts. When a family or the same company or organization subscribes to “docomo Hikari” for two or more lines shared within a group, we also provide various discounts to suit customers’ usage such as “Hikari Fukusu Wari” applicable to each line used from the second line onwards.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country of Japan. The shops that deal with our products and services are operated by various distributors, and as of March 31, 2016, there were 2,395 docomo Shops nationwide. In addition to docomo Shops, there are general distributors that handle the products and services of multiple operators such as mass merchandisers of consumer electronics and other stores that also sell our products. As of March 31, 2016, the number of such shops was approximately 3,800 (excluding docomo Shops). In addition to the face-to-face channel, we have established online shopping and 8 call-centers nationwide (as of March 31, 2016) and consider these channels to be important to improving convenience for our customers. For smartphones and “docomo Hikari,” we have established exclusive call centers and are enhancing the support system for customer care.

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

•	Loyalty Programs

As part of our efforts to provide enhanced customer services, we offer a customer loyalty program called “d POINT CLUB” (formerly “docomo Premier Club”), a point program that customers including those who do not subscribe to any docomo line can join as individual members. Under this program, customers are able to earn “d POINTs” in several ways. For example, customers are able to earn “d POINTs” by making payments of their monthly charges and for “dmarket” services or by shopping at our partner stores. The points can be used as a discount, such as for making payments of monthly charges or for shopping at our partner stores. Also, members advance to different levels depending on the number of “d POINTs” accumulated over a six-month period, the period of continuous use of DOCOMO subscription, or whether or not the members subscribe to “d CARD,” and receives various benefits depending on the level.

•	After-sales Support

We have continually worked to strengthen our after-sales support, with the aim of further improving customer satisfaction, through services such as “Mobile Device Protection Service,” “Mobile Device Protection Service for iPhone & iPad” (a service to provide comprehensive coverage for problems related to mobile handsets such as water exposure, loss or malfunction), and “Anshin Remote Support” (a service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location).

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

In order to address technology innovations overseas, we have established research centers in the United States, Germany and China. Together with DOCOMO Innovations, Inc., we are also aligned with venture companies in North America for the purpose of investing in ventures that develop advanced and innovative technologies that can be applied to mobile communication services.

Furthermore, we also conduct collaborative research with various universities inside and outside Japan. In the collaborative research field, we have been involved in technological exchanges in connection with 4G and 5G mobile communication systems and other advanced research.

The results of our recent development are as follows:

•	Technology Put to Practical Use During the Fiscal Year Ended March 31, 2016

Communications toy

Following on from development of natural-language processing technology forged in the development of “Shabette-Concier,” a communications toy using a natural-language dialogue platform, we jointly developed “OHaNAS,” a next-generation communications toy that allows users to enjoy free, natural dialogue, with TOMY Company, Ltd., which launched sales of “OHaNAS” in October 2015.

New translation service

We developed “Tegaki Hon’yaku” (a handwriting translation service), an application that automatically recognizes and translates handwritten words and sentences on smartphones and tablets. “Tegaki Hon’yaku” also has an illustration function that provides for new communication by enabling users to annotate handwritten maps and comments and translate these to provide directions. This application provides translation in six languages.

IoT platform

In April 2015, we established a consortium* to promote the dissemination of “Device Connect WebAPI,” which enables the provision of integrated services from Web applications to multiple IoT terminals. In addition, we developed “Linking” as a platform for connecting smartphone applications to multiple IoT terminals.

*	Jointly established by NTT DOCOMO and Softbank Mobile Corp. (current Softbank Corp.). Encouraging the broad participation of device manufacturers and service providers, the consortium currently has enlisted 90 corporate and six individual members (as of March 31, 2016).

VoLTE roaming

Taking the lead in establishing international standard specifications for a new roaming system for VoLTE, we began offering the world’s first interactive VoLTE roaming for both directions with KT Corporation of South Korea in October 2015.

The application of Mobile Spatial Statistics

Applying NTT DOCOMO’s Mobile Spatial Statistics, which enable estimation of the population in specific areas, and local government data in areas such as tourist facilities and information on evacuation shelters in Kobe, we held a contest for apps capable of creating new added value.

•	Technical Developments to be Implemented

Further increasing the speed of PREMIUM 4G

In connection with our efforts to further increase the speed of PREMIUM 4G, we aim to provide data communication services in the 3.5GHz band in June 2016. In outdoor experiments we have succeeded in receiving data communications in the 3.5GHz band in excess of 340Mbps.

Fifth-generation Mobile Communications System (5G)

We aim to launch our 5G service in 2020. Our goal with 5G is to achieve a new communications service that will provide communications speed in excess of 10Gbps, high capacity of approximately 1,000 times that of our LTE service. In cooperation with major world vendors, we are currently engaging in 5G research initiatives and have achieved success in outdoor experiments in areas such as data communications of over 20Gbps and simultaneous connection of 24 users per base station. We have also initiated contributions of international standards.

Green Bases

In a demonstration experiment, we succeeded in extending the backup operating hours of a green base station during a power outage from conventional approximately 24 hours to approximately 63 hours by using the operation of a system that links solar panels and lithium ion batteries controller in a green base station to a weather disaster forecast such as heavy rain warning.

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

Accountability to explain and deliver in written documents to users concerning outline of terms and conditions of telecommunications service, allow users to cancel mobile phone subscriptions early in the contract period, provide necessary guidance to distributors, and proper and swift processing of complaints and inquiries from the users are required.

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

By the revision of the Ordinance for Enforcement of the Telecommunications Business in 2012, the criteria for designating Category II telecommunications facilities were expanded to include those of carriers with a share of more than 10% (formerly 25%), and as a result SOFTBANK MOBILE was designated by the public notice of the MIC as a carrier who installs Category II telecommunications facilities in addition to KDDI and Okinawa Cellular in December 2012. In April 2015, SoftBank Mobile, Softbank Telecom, Softbank BB and Y! Mobile merged into one entity, which was renamed “SoftBank.” The new “SoftBank” was designated as a carrier who installs Category II telecommunications facilities, resulting in all MNO*s currently providing services (excluding Broad band Wireless Access or Personal Handy-phone System operators) being designated as carriers who install Category II telecommunications facilities.

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

In May 2016, the existing “Guideline relating to operation of the Category II-designated telecommunications facility system” was abolished and the “Rules for Category II Designated Telecommunications Facility System” and the “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO” (most recent revision in March 2016) was introduced as new legislation providing for the method of calculating connection charges. The method provided for in these ordinances, rules and guidelines follow the current “Guideline relating to operation of the Category II-designated telecommunications facility system,” and therefore any amendment in the new legislation will have little impact on our method of calculating connection charges. Connection charges calculated in accordance with these ordinances, rules and guidelines are expected to apply from fiscal 2016.

Regulations on the Prohibition of Anti-competitive Behavior

We are designated as a telecommunications carrier subject to the prohibition of anti-competitive behavior on the grounds that it is necessary to do so in consideration of the fact that our market share in terms of profits exceeds 25%, changes in this market share and other circumstances; and also, for the purpose of ensuring a fair environment of competition with other telecommunications carriers, we are accordingly prohibited from engaging in anti-competitive behavior such as:

•	Use of information of other mobile network operators obtained from such other mobile operators through interconnection for other purposes;

•	Unduly favorable treatment of specific telecommunication carriers; and

•	Undue discipline imposed on or interference with other carriers, manufacturers or suppliers of telecommunications equipment.

Under the revised Telecommunications Business Act came into force in May 2016 and related ordinances and guidelines, the regulation of previously prohibited activities in the mobile telecommunications industry has been relaxed. With the relaxation of regulations prohibiting unfair discriminatory practices for specific telecommunications operators, it will be possible to collaborate exclusively with such operators (with the exception of certain NTT group companies separately specified by MIC). In addition, rules prohibiting unfair regulations or interference with other telecommunications operators and manufacturers/distributors of telecommunications equipment have been abolished. This deregulation will allow us to create diverse services through the utilization of ITC by coordinating with a variety of companies inside and outside Japan, which we believe will contribute to the improvement of convenience for customers and the improvement of our international and business competitiveness.

Obligation to provide MVNOs with telecommunications services

With a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNOs, the MIC has formulated “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO.” Under the Guidelines, whether wholesale telecommunications services are to be provided by an MNO to an MVNO, or whether there will be an interconnection between an MNO and an MVNO are matters, in principle, to be decided by consultations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

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

9. Relationship with NTT

NTT is our parent company and owned 65.66% of our voting rights as of March 31, 2016. The government of Japan, in the name of the Minister of Finance, owned 35.26% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 65.66% of our voting rights as of March 31, 2016, we conduct our day-to-day business operations independently of NTT, its subsidiaries and its affiliates. All transactions between us and each of NTT, its subsidiaries and its affiliates are conducted with fair and appropriate distance. In the year ended March 31, 2016, we had sales of ¥46,902 million to NTT, its subsidiaries and its affiliates and had cost of services, selling, general and administrative expenses and capital expenditures of ¥269,720 million, ¥172,224 million and ¥59,049 million, respectively, to, NTT, its subsidiaries and its affiliates compared to sales of ¥47,129 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥241,706 million, ¥204,370 million and ¥59,925 million, respectively, in the year ended March 31, 2015. We also had accounts receivable of ¥4,330 million from NTT, its subsidiaries and its affiliates and payables of ¥93,679 million to NTT, its subsidiaries and its affiliates as of March 31, 2016, compared to ¥5,735 million and ¥75,197 million as of March 31, 2015.

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

•	All former employees transferred between NTT and us were required to be permanent employees, rather than being seconded from NTT or DOCOMO.

•	We were to plan to have our shares listed and NTT’s ownership in us reduced approximately five years after incorporation.

•	We must not engage in joint procurement with NTT so as not to use NTT’s purchasing power with the objective of obtaining favorable treatment or pricing from its suppliers and manufacturers.

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

Although we operate independently of NTT, the following matters, among other things, relating to us are discussed directly with or reported to NTT: matters that are required to be voted on at shareholders’ meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of business, election and removal of directors and audit & supervisory board members, and appropriation of dividends from retained earnings; increases in share capital; investments, including international investments; loans and guarantees; and establishment of businesses plans. In addition, Mr. Shinichiro Ueno, a full-time employee of NTT, serves part-time on our board of directors.

NTT has entered into agreements with each of DOCOMO, NTT East and NTT West and certain other subsidiaries that provide for NTT to receive compensation for performing basic research and development and for providing management and administrative services. NTT also receives dividends when dividends are declared by its subsidiaries, including DOCOMO.

For information regarding certain transactions with NTT FINANCE CORPORATION(“NTT FINANCE”), in which NTT and its subsidiaries collectively own 100.0% of the voting interest, see “B. Related Party Transactions” in Item 7 and “Notes to Consolidated Financial Statements—Related party transactions” in Note 15.

10. Legal Proceedings

While we have ongoing disputes or actions relating to the collection of telecommunications charges and other legal proceedings that arise in the ordinary course of business, we are not currently involved in any litigation nor have been involved in any dispute or other legal proceedings in the preceding 12 months from the date of this document that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position or profitability.

C.    Organizational Structure

As of March 31, 2016, NTT, our parent company, was our largest shareholder and owned 65.66% of our outstanding voting shares. We are the largest mobile telecommunication services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2016.

D.    Property, Plant and Equipment

Our property includes buildings which contain mobile telecommunication equipment. As of March 31, 2016, we and our regional offices owned 3,761,374 square meters of land and 1,696,366 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2016, we leased 9,601,229 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Market Trend

•	Operating Results for the fiscal year ended March 31, 2016

•	Operating Results for the fiscal year ended March 31, 2015

•	Segment Information

•	Operating Trends and Prospects for the fiscal year ending March 31, 2017

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Trend Information

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

G. Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

A. Operating Results

Overview

We are the largest cellular network operator in Japan with a total subscription of 70.96 million, which represented 45.3% of all cellular subscriptions in Japan as of March 31, 2016. We earn revenues and generate cash primarily by offering mobile communications services and mobile handset sales. In mobile communications services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our packet communications network. In addition to mobile communications services and mobile handset sales, we provide telecommunications services such as optical-fiber broadband services, satellite communications services and international services. To make “Smart Life” a reality, through our smart life business we provide services such as video and music distribution, electronic books and other services offered through our “dmarket” portal, finance/payment services, shopping services and various other services to support our customers’ daily lives. We also provide “Mobile Device Protection Service,” development, sales and maintenance of IT systems and others.

Japan’s telecommunications sector has seen a dramatic change in its market structure due to the launch of services by a wide range of players following the start of “Hikari Collaboration Model,” which is a new wholesale business model for fiber access, the rapid proliferation of smartphones and tablet devices, developments related to the government’s pro-competition policy (such as new market entry by Mobile Virtual Network Operators (“MVNOs”), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

Amid these changes in the market environment, we positioned the fiscal year ended March 31, 2016 as the period to make a solid step forward towards the delivery of our medium-term targets, and we managed our business with a particular focus on our operating income target. To boost our telecommunications services revenues, we have added new options to the “Kake-hodai & Pake-aeru” new billing plan, implemented various measures to expand the adoption of the “docomo Hikari” optical-fiber broadband service and continued our efforts to strengthen our communications network and offer attractive handsets. Meanwhile, we have also strived to add new services to our “dmarket” marketplace and enrich the content portfolio of our services in a bid to grow our smart life business and other businesses, while promoting further cost efficiency improvements to reinforce our managerial structure. In addition, we have launched “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program, to a large number of external partners. As part of this endeavor, we have rebranded the former “docomo Points Service” program into “d POINT” to offer a point service that is highly convenient and useful for our customers with the aim of expanding the structure of the “+d” activities.

As a result of the foregoing, we achieved significant improvement in, among other metrics, operating income and operational performance for the fiscal year ended March 31, 2016. Furthermore, we were awarded the No. 1 overall ranking in the “2015 Japan Mobile Phone Service StudySM”* conducted by J.D. Power Asia Pacific.

For the fiscal year ended March 31, 2016, operating revenues increased by ¥143.7 billion from the prior fiscal year to ¥4,527.1 billion for two reasons, (i) the recovery of our telecommunications business due mainly to an acceleration of users migrating to higher-end plans of “Packet Pack,” data buckets of our new billing plan “Kake-hodai & Pake-aeru,” and an expansion in demand for tablets and other products purchased as a second mobile device by individual users and (ii) the growth of our smart life business and other businesses such as “dmarket” and other content services. Our operating expenses, on the other hand, decreased by ¥0.3 billion from the prior fiscal year to ¥3,744.1 billion, due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements, despite an increase in costs associated with increased revenues in our smart life business and other businesses. As a result, our operating income increased by ¥144.0 billion from the prior fiscal year to ¥783.0 billion. Income before income taxes and equity in net income (losses) of affiliates was ¥778.0 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥138.3 billion from the prior fiscal year to ¥548.4 billion for the fiscal year ended March 31, 2016.

Going forward, in order to respond to our customers’ needs on an ongoing basis, we plan to continue to create new added value by moving forward with our “+d” initiatives by further evolving our relationships with various external partners through open collaboration.

*	The 2015 Japan Mobile Phone Service Study was based on a total of 31,200 responses obtained from mobile phone subscribers in Japan during the survey period in July 2015.

Market Trend

In the section below, Japan’s telecommunications sector is analyzed from the perspectives of the trends in the market, technical developments/services and regulatory environment.

Market

According to an announcement by the Telecommunications Carriers Association and cellular network operators, the mobile communications market in Japan saw a 3.78 million net increase in cellular subscriptions for the fiscal year ended March 31, 2016. The total number of cellular subscriptions in Japan grew to 156.48 million as of March 31, 2016, which represented a market penetration rate of approximately 123%. The growth prospect of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by an increase in subscriptions achieved through stimulation of demand for secondary devices such as tablet devices and mobile Wi-Fi routers, the development of new markets such as embedded communication modules, and an increase in corporate subscriptions. Consequently, the annual growth rate of cellular subscriptions was 5.9%, 6.0% and 2.5% for the years ended March 31, 2014, 2015 and 2016, respectively.

As of March 31, 2016, cellular services were provided in Japan by three corporate groups of Mobile Network Operators (“MNOs”)*1, including us, and Mobile Virtual Network Operators (“MVNOs”)*2 that provide service by leasing communications facilities from MNOs. In addition to providing cellular services, mobile communications service providers also procure mobile phones and other communications devices compatible with their communications services from manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, all MNOs in Japan have introduced the LTE*3 system, a mobile communications standard developed as an extension to the third-generation mobile communications (“3G”) system, and the number of LTE subscribers, including users shifting from 3G, has been increasing rapidly. The total number of subscriptions to our LTE(Xi) service reached 38.68 million as of March 31, 2016, increasing sharply from 30.74 million as of March 31, 2015 and surpassing the total number of our 3G FOMA subscriptions of 32.28 million. In addition, driven by an increase in subscribers to LTE(Xi) services, the sales of smartphones have recorded a remarkable increase in recent years. During the fiscal year ended March 31, 2016, we sold a total of 15.44 million smartphone units. We expect this trend of expanded subscriptions to our LTE(Xi) service and smartphone sales to continue going forward.

While the growth prospects for Japan’s mobile phone market may be limited in terms of the number of subscriptions to devices used primarily for voice communication, data usage has been increasing owing to the expanded uptake of smartphones, the availability of various billing plans for packet access tailored to customers’ diverse requirements and the proliferation of high-speed data services. Furthermore, new market opportunities are beginning to emerge in such areas as content and applications for smartphones. Meanwhile, the competition among the mobile communications service providers has intensified due to increasing homogeneity in the rate plans, network and handsets offered by the operators, new market entry by MVNOs, and the Ministry of Internal Affairs and Communications’ pro-competition policies such as the obligation to unlock handset SIMs. The competitive environment in the Japan’s mobile communications market is also expected to change due to the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Examining Services from Users’ Perspective and Task Force on Mobile Phone Rates and Other Conditions for Service Offerings, and we are watching to see what impact such proposals have on the competitive environment. In addition, with the use of open platform devices like smartphones and tablets becoming increasingly widespread, competitive services have been offered by OTT*4 and other players, meaning that the competition in the Japan’s mobile communications market is expected to remain fierce.

In the domestic fixed-line communications market, NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT East”) and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”) started the wholesale of fiber-optic services from February 2015. As this enabled not only telecommunication carriers but also a wide range of other players to provide services using optical-fiber connections, competition intensified even further transcending the traditional boundaries of the fixed-line telecommunications market. In March 2015, we launched our “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” fixed-mobile bundle package to offer new added value to customers. The total number of “docomo Hikari” subscriptions grew to 1.57 million as of March 31, 2016.

Mobile carriers have also actively entered into or promoted collaborations with other industries, such as the electricity business. As carriers start offering package discounts by combining the services offered by players in other industries, price competition is expected to become increasingly fierce.

Amid these changes in the market environment, we commenced a new initiative called “+d” and formed alliances with many partners in an effort to jointly create new values by making available the business assets that we have accumulated in our operations to date. As part of this endeavor, we have rebranded the former “docomo Point” program into “d POINT” to offer a point service that is highly convenient and useful for our customers with the aim of expanding the foundation of the “+d” activities.

*1	A business that provides mobile communications services by establishing or operating its own radio base stations for mobile communications services.
*2	A business that borrows the wireless communication infrastructure of other companies to provide services.
*3	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project (“3GPP”).
*4	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering their services and that delivers content services using the communication infrastructure of other companies.

Technical developments/Services

The traffic carried by mobile communications networks has increased year after year in line with the expansion in the adoption of smartphones, tablets and data devices for PCs and the enrichment of content. To reinforce our network infrastructure, we implemented measures to build up our communications facilities and increase capacity primarily through the use of LTE-Advanced*1 technology that offers greater spectral efficiency, in order to provide customers with even more stable and comfortable communications quality. By March, 31, 2016, we expanded the coverage of our LTE-Advanced service, known as “PREMIUM 4G,” to 976 cities across Japan. We also started offering a maximum downlink speed of 300Mbps in selected areas from October 2015. From March 2016, we commenced the operation of a commercial network that employs network virtualization techniques. The employment allows us to offer higher-quality network services to customers, realizing better connectivity in cases of network congestion and higher reliability in the event of the failure of facilities.

In June 2014, amid intensifying price competition in the mobile communications market, to deliver a diverse range of advanced services and to improve the convenience of our subscribers, we began offering a new billing plan, “Kake-hodai & Pake-aeru,” to our subscribers. This new billing plan consists of the four principal services of a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users age 25 or younger. To cater to low-usage customers, we added new rate options “Kake-hodai Light” in September 2015, and to allow customers to choose more combination with voice calling plans and data plans of Packet Pack, we added plans of Packet Pack to be able to combine with “Kake-hodai Light” and “Share Pack 5,” to enable sharing of 5GB data quota among family members, in March 2016. In addition, starting from June 2016, we introduced two new options allowing customers to choose subscriptions with or without cancellation fees after completing a two-year contract, “Zutto DOCOMO Wari Course,” under which extra discounts in proportion to subscription period and reward points are given to customers who agree to sign another two-year contract, and “Free Course,” in which the basic monthly charge remains unchanged but customers are allowed to cancel their contract at any time without incurring fees.

To further increase the uptake of “docomo Hikari” optical-fiber broadband service, starting from March 2016, we launched “docomo Hikari Mini,” a two-tier flat-rate plan offering data speeds of up to 100Mbps targeting customers who use broadband connectivity primarily for “Hikari Denwa” IP-telephone service and facsimile transmission but not for internet access. We also introduced “Hikari Fukusu Wari” for customers subscribing to more than two lines of “docomo Hikari” for the same share group of a family or company, etc., to allow customers to use our services at affordable rates suited to their respective usage conditions.

In addition to the aforementioned endeavors to boost the competitiveness of our telecommunications business, we have also accelerated activities aimed for the growth of our smart life business and other businesses. Specifically, we have strived to increase the service provided on our “dmarket” marketplace and enrich the content of our offerings, such as by launching “dgourmet,” a service that provides various recipes and food-related tips in May 2015. As a consequence of such efforts, the combined number of “dmarket” subscriptions*2 reached 15.54 million as of March 31, 2016.

*1	An advanced mobile communications system standardized by 3GPP that maintains technical compatibility with LTE system.
*2	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

Regulatory environment

We and other MNOs in Japan receive the allocation of radio spectrum from government entities and are subject to regulations under the Japanese Telecommunications Business Act, Radio Act and other applicable laws. Japan’s mobile communications industry, in recent years, has seen significant progress in deregulation on many fronts. An amendment to the Telecommunications Business Act was enacted in May 2015 and implemented on May 21, 2016, greatly eased the prohibitions that had been applied only to NTT DOCOMO, INC. and such amendment permits NTT DOCOMO, INC. to cooperate freely with various partners in the same way other MNOs can. The amendments have also introduced new rules and revisions to existing rules that are intended to protect consumers. The consumer protection policies have applied to all communication businesses, not just us, and each communication business has been required to interact with consumers in accordance with such regulations. Further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent players in the mobile communications industry including us.

While, as outlined above, the business environment in which we operate remains tough in terms of market conditions, regulations, changes in business models, and other factors, we continue to strive to improve our competitive strength and increase earnings.

Operating Results for the fiscal year ended March 31, 2016

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2016. The tables below describe selected data from our consolidated statements of income for the fiscal years ended March 31, 2016 and 2015:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2015	2016	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥2,747,155	¥2,815,507	¥68,352	2.5%
Mobile communications services revenues	2,736,649	2,767,591	30,942	1.1%
–Voice revenues *	883,844	849,440	(34,404)	(3.9)%
–Packet communications revenues	1,852,805	1,918,151	65,346	3.5%
Optical-fiber broadband service and other telecommunications services revenues	10,506	47,916	37,410	356.1%
Equipment sales	904,089	860,486	(43,603)	(4.8)%
Other operating revenues	732,153	851,091	118,938	16.2%

Total operating revenues	4,383,397	4,527,084	143,687	3.3%

Operating expenses:
Cost of services	1,159,514	1,248,553	89,039	7.7%
Cost of equipment sold	853,062	881,471	28,409	3.3%
Depreciation and amortization	659,787	625,934	(33,853)	(5.1)%
Impairment loss	30,161	9,063	(21,098)	(70.0)%
Selling, general and administrative	1,041,802	979,039	(62,763)	(6.0)%

Total operating expenses	3,744,326	3,744,060	(266)	(0.0)%

Operating income	639,071	783,024	143,953	22.5%
Other income (expense), net	4,812	(5,003)	(9,815)	—

Income before income taxes and equity in net income (losses) of affiliates	643,883	778,021	134,138	20.8%
Income taxes	238,067	211,719	(26,348)	(11.1)%

Income before equity in net income (losses) of affiliates	405,816	566,302	160,486	39.5%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(7,782)	(5,060)	2,722	35.0%

Net income	398,034	561,242	163,208	41.0%
Less: Net (income) loss attributable to noncontrolling interests	12,059	(12,864)	(24,923)	—

Net income attributable to NTT DOCOMO, INC.	¥410,093	¥548,378	¥138,285	33.7%

*	Inclusive of circuit switched data communications

Analysis of operating results for the fiscal year ended March 31, 2016 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2016 were ¥4,527.1 billion, an increase of ¥143.7 billion, or 3.3%, from ¥4,383.4 billion for the prior fiscal year. Telecommunications services revenues for the fiscal year ended March 31, 2016 were ¥2,815.5 billion, growing by ¥68.4 billion, or 2.5%, compared to ¥2,747.2 billion for the prior fiscal year. Of these, mobile communications services revenues increased by

¥30.9 billion, or 1.1%, from the ¥2,736.6 billion for the prior fiscal year, to ¥2,767.6 billion. Voice revenues decreased by ¥34.4 billion, or 3.9%, to ¥849.4 billion from ¥883.8 billion for the prior fiscal year. The decline in voice revenues was due to the expansion of the negative impact from the “Monthly Support” discount program, which exceeded the revenue-boosting effect of subscribers’ migration to the new billing plan. “Monthly Support” is a program that provides up to 24 months of discounts from monthly service charges, in fixed amounts depending on device purchased, to subscribers using devices such as smartphones and tablets whose subscriptions satisfy certain conditions. Packet communications revenues for the fiscal year ended March 31, 2016 recorded an increase of ¥65.3 billion, or 3.5%, to ¥1,918.2 billion from ¥1,852.8 billion for the prior fiscal year. This growth was attributable to the positive revenue impact associated with the heightened demand for a secondary mobile device as a result of improving our product lineup of tablet devices and sales promotion efforts, and subscribers’ migration to larger data buckets of our billing plan “Kake-hodai and Pake-aeru.” The total number of LTE(Xi) service subscriptions as of March 31, 2016 grew to 38.68 million, and the total number of smartphones sold during the 12-month period through March 31, 2016 reached 15.44 million units.

Optical-fiber broadband services and other telecommunications services revenues for the fiscal year ended March 31, 2016 were ¥47.9 billion, an increase of by ¥37.4 billion, or 356.1%, from ¥10.5 billion for the prior fiscal year, driven by the significant growth in the number of subscriptions to the “docomo Hikari” optical-fiber broadband service launched in March 2015.

As a result, voice ARPU for the fiscal year ended March 31, 2016 dropped ¥70, or 5.5%, to ¥1,210 from ¥1,280 for the prior fiscal year. Packet ARPU for the fiscal year ended March 31, 2016 was ¥2,910, up ¥90, or 3.2%, from ¥2,820 for the prior fiscal year. “docomo Hikari” ARPU for the fiscal year ended March 31, 2016 was ¥50. We launched our “docomo Hikari” optical-fiber broadband service in March 2015.

Equipment sales revenues decreased by ¥43.6 billion, or 4.8%, to ¥860.5 billion for the fiscal year ended March 31, 2016 from ¥904.1 billion for the prior fiscal year, because, although the proportion of smartphones and tablet devices, which carry a higher unit price, to the total number of handset sold increased, the total number of handsets sold to agent resellers recorded a decline.

Other operating revenues increased by ¥118.9 billion, or 16.2%, from ¥732.2 billion for the prior fiscal year to ¥851.1 billion for the fiscal year ended March 31, 2016. The primary items comprising other operating revenues include revenues derived from shopping service, services to support our customers’ daily lives, “Mobile Device Protection Service,” services offered through our “dmarket” portal and credit services. The increase was driven mainly by the increased revenues from “Mobile Device Protection Service” due to growth in the number of protection contracts, increased revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers, increased revenues from “dmarket” resulting from an increase in subscribers of monthly subscription services in “dmarket,” the growth of transaction amount handled by our credit services including “d CARD” credit services and a rise of revenues from sales of mobile phone accessories.

Operating expenses decreased by ¥0.3 billion from ¥3,744.3 billion for the prior fiscal year to ¥3,744.1 billion for the fiscal year ended March 31, 2016.

Cost of services, which represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries, increased by ¥89.0 billion, or 7.7%, from ¥1,159.5 billion for the prior fiscal year to ¥1,248.6 billion for the fiscal year ended March 31, 2016, resulting from increased cost of services associated with the revenue expansion in new growth areas such as “docomo Hikari,” “dmarket” and the “Mobile Device Protection Service.”

Cost of equipment sold, which arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, increased by ¥28.4 billion, or 3.3%, to ¥881.5 billion from ¥853.1 billion for the prior fiscal year primarily as a result of increased proportion of smartphones and tablets, whose procurement costs per unit are higher than for feature phones, to our total handset sales.

Depreciation and amortization expenses decreased by ¥33.9 billion, or 5.1%, to ¥625.9 billion from ¥659.8 billion for the prior fiscal year, due to the decrease in depreciable and amortizable assets resulting from the cost efficiency improvement measures implemented.

Selling, general and administrative expenses decreased by ¥62.8 billion, or 6.0%, to ¥979.0 billion from ¥1,041.8 billion for the prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to “dPOINT” and “docomo Point Service” customer loyalty program. The decline in selling, general and administrative expenses was due mainly to decreases in expenses incurred in relation to “d POINT” and “docomo Point Service,” expenses for collection of bills and commissions paid to agent resellers.

Impairment loss totaled ¥9.1 billion, posting a decline of ¥21.1 billion, or 70.0%, from ¥30.2 billion for the prior fiscal year. We reduced the carrying value of long-lived assets related to multimedia broadcasting business for mobile devices to their fair value in the prior fiscal year. The impairment loss recorded in the fiscal year ended March 31, 2016 was related primarily to the impairment of long-lived assets related to multimedia broadcasting business for mobile devices assets that we acquired during the same year.

As described above, operating expenses for the fiscal year ended March 31, 2016 remained nearly unchanged from the prior fiscal year, as the increase in cost of services and cost of equipment sold was cancelled out by the decline in depreciation and amortization expenses, impairment loss and selling, general and administrative expenses.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2016 increased by ¥144.0 billion, or 22.5%, from ¥639.1 billion for the prior fiscal year to ¥783.0 billion. Accordingly, our operating income margin improved from 14.6% for the prior fiscal year to 17.3%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥5.0 billion as other expense, net for the fiscal year ended March 31, 2016, after recording other income of ¥4.8 billion in the prior fiscal year. This was due mainly to ¥13.1 billion in losses incurred from the disposition of a consolidated subsidiary during the fiscal year ended March 31, 2016.

As a result of the foregoing, income before income taxes and equity in net income (losses) of affiliates increased by ¥134.1 billion, or 20.8%, to ¥778.0 billion for the fiscal year ended March 31, 2016 from ¥643.9 billion for the prior fiscal year.

Income taxes decreased by ¥26.3 billion, or 11.1%, from ¥238.1 billion for the prior fiscal year to ¥211.7 billion for the fiscal year ended March 31, 2016. This was because the impact of release of valuation allowances for consolidated subsidiaries engaged in multimedia broadcasting business for mobile devices and the impact of decline in aggregate statutory income tax rate for the fiscal year ended March 31, 2016 compared to the tax rate for the prior fiscal year outweighed the impact from the increase in income before income taxes and equity in net income (losses) of affiliates. The effective income tax rate for the fiscal years ended March 31, 2016 and 2015 was 27.2% and 37.0%, respectively.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates decreased by ¥2.7 billion, or 35.0%, to ¥5.1 billion for the fiscal year ended March 31, 2016 from ¥7.8 billion for the prior fiscal year. For each of the fiscal years ended March 31, 2016 and 2015, the equity in losses of certain affiliates including Tata Teleservices Limited (“TTSL”) was offset by the equity in income of other affiliates including Sumitomo Mitsui Card Co., Ltd. and Philippine Long Distance Telephone Company (“PLDT”). The primary reason behind the decrease in equity in net losses of affiliates for the fiscal year ended March 31, 2016 was the decrease in the equity loss of TTSL as compared to the prior fiscal year.

As a result of the foregoing, we reported ¥548.4 billion in net income attributable to NTT DOCOMO, INC., representing an increase of ¥138.3 billion, or 33.7%, from ¥410.1 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2016 and 2015 are provided below:

	Years ended March 31
	2015	2016	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	66,595	70,964	4,368	6.6%
LTE(Xi) services	30,744	38,679	7,934	25.8%
FOMA services	35,851	32,285	(3,566)	(9.9)%
Including: New Billing Plan	17,827	29,704	11,877	66.6%
Market Share (%) (1)(2)	43.6	45.3	1.7	—
Aggregate ARPU (yen/month/subscription) (3)(6)	4,100	4,170	70	1.7%
Voice ARPU (4)	1,280	1,210	(70)	(5.5)%
Data ARPU	2,820	2,960	140	5.0%
Packet ARPU	2,820	2,910	90	3.2%
“docomo Hikari” ARPU (7)	0	50	50	—
MOU (minutes/month/subscription) (3)(5)(6)	122	133	11	9.0%
Churn Rate (%) (2)(6)	0.61	0.62	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and MNOs
(2)	Data are calculated including communication module services subscriptions.
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per users
(6)	The calculation methods have been changed from the fiscal year ended March 31, 2016. Accordingly, ARPU, MOU and Churn Rate of the fiscal year ended March 31, 2015 have also been changed to reflect the new calculation methods.
(7)	We launched our “docomo Hikari” optical-fiber broadband service in March 2015.

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active users
Data ARPU:	Packet ARPU + “docomo Hikari” ARPU
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active users
“docomo Hikari” ARPU:	A part of other operating revenues (basic monthly usage charges, voice communication charges) / number of active users
Number of active users used in ARPU calculations is as follows:
Sum of number of active users for each month* during the relevant period from April to March
* Active users for each month = (number of users at the end of previous month + number of users at the end of current month) / 2

The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

Operating Results for the fiscal year ended March 31, 2015

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2015. The tables below describe selected data from our consolidated statement of income for the fiscal years ended March 31, 2015 and 2014:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2014	2015	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥2,963,980	¥2,747,155	¥(216,825)	(7.3)%
Mobile communications services revenues	2,955,788	2,736,649	(219,139)	(7.4)%
–Voice revenues *1	1,065,196	883,844	(181,352)	(17.0)%
–Packet communications revenues	1,890,592	1,852,805	(37,787)	(2.0)%
Optical-fiber broadband service and other telecommunications services revenues *2	8,192	10,506	2,314	28.2%
Equipment sales	872,000	904,089	32,089	3.7%
Other operating revenues *2	625,223	732,153	106,930	17.1%

Total operating revenues	4,461,203	4,383,397	(77,806)	(1.7)%

Operating expenses:
Cost of services	1,059,619	1,159,514	99,895	9.4%
Cost of equipment sold	785,209	853,062	67,853	8.6%
Depreciation and amortization	718,694	659,787	(58,907)	(8.2)%
Impairment loss	—	30,161	30,161	—
Selling, general and administrative	1,078,482	1,041,802	(36,680)	(3.4)%

Total operating expenses	3,642,004	3,744,326	102,322	2.8%

Operating income	819,199	639,071	(180,128)	(22.0)%
Other income (expense), net	13,850	4,812	(9,038)	(65.3)%

Income before income taxes and equity in net income (losses) of affiliates	833,049	643,883	(189,166)	(22.7)%
Income taxes	307,979	238,067	(69,912)	(22.7)%

Income before equity in net income (losses) of affiliates	525,070	405,816	(119,254)	(22.7)%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(69,117)	(7,782)	61,335	88.7%

Net income	455,953	398,034	(57,919)	(12.7)%
Less: Net (income) loss attributable to noncontrolling interests	8,776	12,059	3,283	37.4%

Net income attributable to NTT DOCOMO, INC.	¥464,729	¥410,093	¥(54,636)	(11.8)%

*1	Inclusive of circuit switched data communications
*2	With the introduction of “Optical-fiber service and other telecommunications service revenues” in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal year ended March 31, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.” The amount of the reclassification was ¥8,192 million for the fiscal year ended March 31, 2014.

Analysis of operating results for the fiscal year ended March 31, 2015 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2015, were ¥4,383.4 billion, a decrease of ¥77.8 billion, or 1.7%, from ¥4,461.2 billion for the prior fiscal year. Telecommunications services revenues were ¥2,747.2 billion, decreasing by ¥216.8 billion, or 7.3%, compared to ¥2,964.0 billion for the prior fiscal year. Of these, mobile communications services revenues decreased by ¥219.1 billion, or 7.4%, from the previous year’s figure of ¥2,955.8 billion, to ¥2,736.6 billion. Voice revenues decreased by ¥181.4 billion, or 17.0%, year on year to ¥883.8 billion from ¥1,065.2 billion for the prior fiscal year. The decline in voice revenues includes the expanded impact of the “Monthly Support” discounts of ¥73.1 billion as compared to the prior fiscal year and the impact of the shift of some FOMA users to lower-rate plans. “Monthly Support” is a service that provides up to 24 months of discounts from monthly service charges, in fixed amounts depending on device purchased, to subscribers using devices such as smartphones and tablets whose subscriptions satisfy certain conditions. Packet communications revenues recorded a decrease of ¥37.8 billion, or 2.0%, to ¥1,852.8 billion from ¥1,890.6 billion for the prior fiscal year. This decrease was due to the fact that the positive effects on revenues from the increase in LTE(Xi) service subscribers and aggressive sales promotion of smartphones and other devices were outweighed by the negative effects on revenues of the expanded impact of “Monthly Support” discounts and the negative impact caused by our new billing plan in the initial phase following its launch because the migration of our customers to the plan grew faster than expected. The negative impact on revenue due to the expanded “Monthly Support” discounts was ¥43.9 billion as compared to the prior fiscal year. The total number of LTE(Xi) service subscriptions as of March 31, 2015 grew to 30.74 million, and the total number of smartphones sold during the 12-month period through March 31, 2015 reached 14.60 million. As a result, the voice ARPU for the fiscal year ended March 31, 2015 dropped ¥210, or 14.1%, to ¥1,280 from ¥1,490 for the prior fiscal year. The packet ARPU for the fiscal year ended March 31, 2015 was ¥2,820, down ¥60, or 2.1%, from ¥2,880 for the prior fiscal year. Optical-fiber broadband service and other telecommunications services revenues increased by ¥2.3 billion, or 28.2%, from ¥8.2 billion in the prior fiscal year to ¥10.5 billion in the fiscal year ended March 31, 2015.

Equipment sales revenues increased by ¥32.1 billion, or 3.7%, to ¥904.1 billion for the fiscal year ended March 31, 2015 from ¥872.0 billion for the prior fiscal year, due to increased sales resulting from addition of new subscribers of devices, including smartphones, stimulation of demand for second devices through enhancement of the lineup of tablet devices and introduction of the new billing plan.

Other operating revenues increased by ¥106.9 billion, or 17.1%, from ¥625.2 billion for the prior fiscal year to ¥732.2 billion for the fiscal year ended March 31, 2015. The primary items comprising other operating revenues include revenues derived from shopping service, services to support our customers’ daily lives, “Mobile Device Protection Service,” services offered through “dmarket” portal, and credit services. The increase was driven mainly by the full-year consolidation of sales revenues from ABC Cooking Studio Co., Ltd., a subsidiary that we acquired in January 2014, in order to expand the smart life business, increased revenues from “Mobile Device Protection Service” due to growth in the number of protection contracts, and increased revenues from “dmarket” resulting from an increase in subscribers of monthly subscription services in “dmarket” and an increase in sales of pay-per-view or -use content services of “dmarket.”

Operating expenses increased by ¥102.3 billion, or 2.8%, from ¥3,642.0 billion for the prior fiscal year to ¥3,744.3 billion for the fiscal year ended March 31, 2015.

Cost of services, which represents the expenses we incur directly in connection with providing our customers with mobile communications services and/or other services offered by our subsidiaries, increased by ¥99.9 billion, or 9.4%, from ¥1,059.6 billion for the prior fiscal year to ¥1,159.5 billion for the fiscal year ended March 31, 2015, resulting from increased cost of services associated with increased revenues in the smart life business and other businesses, including the full-year consolidation of sales revenue from ABC Cooking Studio Co., Ltd., and an increase in charges for use of other companies’ telecommunications equipment in connection with a significant increase in the number of installations of LTE base stations in order to build a robust network.

Cost of equipment sold, which arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, increased by ¥67.9 billion, or 8.6%, to ¥853.1 billion from ¥785.2 billion for the prior fiscal year primarily as a result of strong sales of smartphones and tablets, whose procurement costs per unit are higher than for feature phone.

Depreciation and amortization expenses decreased by ¥58.9 billion, or 8.2%, to ¥659.8 billion from ¥718.7 billion for the prior fiscal year, resulting from the effects of a revision in the estimate of the expected useful life of certain software for telecommunications network and internal-use software as well as the effects of reduction in capital expenditures as a result of cost efficiency improvements.

Selling, general and administrative expenses decreased by ¥36.7 billion, or 3.4%, to ¥1,041.8 billion from ¥1,078.5 billion for prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to “docomo Points Service” customer loyalty program. The decline of selling, general and administrative expenses was due mainly to a decrease of ¥41.9 billion in commissions paid to agent resellers, offsetting an increase in advertising expenses of ¥3.6 billion in connection with the introduction of the new billing plan.

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

As a result of the foregoing, operating income for the fiscal year ended March 31, 2015 decreased by ¥180.1 billion, or 22.0%, from ¥819.2 billion for the prior fiscal year to ¥639.1 billion. Accordingly, the operating income margin dropped from 18.4% for the prior fiscal year to 14.6%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥4.8 billion as other income, net for the fiscal year ended March 31, 2015, reflecting a decrease of ¥9.0 billion, or 65.3%, from the figure of ¥13.9 billion in the prior fiscal year. This was due mainly to the fact that net realized gains (losses) on dispositions of investments in affiliates and of marketable securities and other investments decreased from net realized gains of ¥3.7 billion to net realized losses of ¥0.2 billion from the prior fiscal year and the fact that foreign exchange gains, net, which totaled ¥4.4 billion in the prior fiscal year, fell to foreign exchange losses, net, of ¥0.4 billion in the fiscal year ended March 31, 2015.

As a result, income before income taxes and equity in net income (losses) of affiliates decreased by ¥189.2 billion, or 22.7%, to ¥643.9 billion for the fiscal year ended March 31, 2015 from ¥833.0 billion for the prior fiscal year.

Income taxes decreased by ¥69.9 billion or 22.7% from ¥308.0 billion for the fiscal year ended March 31, 2014 to ¥238.1 billion for the fiscal year ended March 31, 2015, resulting from a decrease in income before income taxes and equity in net income (losses) of affiliates. An effective income tax rate in both fiscal years is 37.0%.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates decreased by ¥61.3 billion, or 88.7%, to ¥7.8 billion for the fiscal year ended March 31, 2015 from ¥69.1 billion for the prior fiscal year. For both the fiscal years, the equity in losses of certain affiliates including Tata Teleservices Limited

(“TTSL”) was offsetting against the equity in income of other affiliates including Sumitomo Mitsui Card Co., Ltd. and Philippine Long Distance Telephone Company (“PLDT”). For the fiscal year ended March 31, 2015, the equity loss of TTSL decreased from the previous year due mainly to the fact that an additional impairment charge on TTSL amounting to ¥51.2 billion had been recorded in the prior fiscal year but was not recorded for the fiscal year ended March 31, 2015. See Note 6 concerning financial information for TTSL.

As a result of the foregoing, we reported ¥410.1 billion in net income attributable to NTT DOCOMO, INC. for the fiscal year ended March 31, 2015, representing a decrease of ¥54.6 billion, or 11.8%, from ¥464.7 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2015 and 2014 are provided below:

	Years ended March 31
	2014	2015	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	63,105	66,595	3,490	5.5%
LTE(Xi) services	21,965	30,744	8,779	40.0%
FOMA services	41,140	35,851	(5,289)	(12.9)%
Including: New Billing Plan	—	17,827	17,827	—
Market Share (%) (1)(2)	43.8	43.6	(0.2)	—
Aggregate ARPU (yen/month/subscription) (3)(6)	4,370	4,100	(270)	(6.2)%
Voice ARPU (4)	1,490	1,280	(210)	(14.1)%
Data ARPU	2,880	2,820	(60)	(2.1)%
Packet ARPU	2,880	2,820	(60)	(2.1)%
“docomo Hikari” ARPU	—	0	0	—
MOU (minutes/month/subscription) (3)(5)(6)	116	122	6	5.2%
Churn Rate (%) (2)(6)	0.82	0.61	(0.21)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and cellular network operators.
(2)	Data calculated including communication module services subscriptions
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per users
(6)	The calculation methods have been changed from the fiscal year ended March 31, 2016. Accordingly, ARPU, MOU and Churn Rate of the fiscal year ended March 31, 2014 and 2015 have also been changed to reflect the new calculation methods.

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + “docomo Hikari” Smart ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active users
Data ARPU:	Packet ARPU + “docomo Hikari” ARPU
Packet ARPU:	Packet ARPU Related Revenues (basic monthly usage charges, packet communication charges) / number of active users
“docomo Hikari” ARPU:	docomo Hikari ARPU Related Revenues (basic monthly usage charges, voice communication charges) / number of active user
Number of active users used in ARPU calculations is as follows:
Sum of number of active users for each month* during the relevant period from April to March
* Active users for each month = (number of users at the end of previous month + number of users at the end of current month) / 2

The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

Segment Information

General

We report the individual results of our three business segments, which consists of telecommunications business, smart life business and other businesses.

The telecommunications business segment includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and equipment sales related to these services. The smart life business segment includes video and music distribution, electronic books and other services offered through our “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses segment primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Telecommunications business

	Millions of yen
	Years ended March 31
	2014	2015	2016	Increase (Decrease) 2015 vs 2014	Increase (Decrease) 2016 vs 2015
Segment operating revenues	¥3,827,328	¥3,654,565	¥3,689,779	¥(172,763)	¥35,214
Segment operating expenses	3,014,592	3,018,489	2,980,925	3,897	(37,564)

Segment operating income (loss)	¥812,736	¥636,076	¥708,854	¥(176,660)	¥72,778

Operating revenues in the telecommunications business segment are mainly derived from telecommunications services and equipment sales. For the fiscal year ended March 31, 2016, operating revenues from our telecommunications business segment increased by ¥35.2 billion, or 1.0%, to ¥3,689.8 billion from ¥3,654.6 billion for the prior fiscal year. Telecommunications services revenues recorded an increase of ¥63.0 billion, or 2.3%, to ¥2,777.5 billion from ¥2,714.4 billion in the prior fiscal year. Mobile communications service revenues, a part of telecommunications services revenues consisting of voice revenues and packet communications revenues, grew by ¥25.4 billion, or 0.9%, in the fiscal year ended March 31, 2016 to ¥2,729.8 billion from ¥2,704.4 billion in the prior fiscal year. The increase in mobile communications services revenues in the telecommunications business was due primarily to the revenue-boosting effects of increased data (packet) usage of customers owning multiple mobile devices as a result of our improved tablet device lineup and sale promotion efforts and subscribers’ migration to relatively higher-end rate plans of our billing plan “Kake-hodai and Pake-aeru,” which more than offset the negative impact of the expanded application of “Monthly Support” discounts and the decrease in revenues caused by the introduction of “Kake-hodai Light” rate plans. In addition, optical-fiber broadband service and other telecommunications services revenues, which represent revenues from optical-fiber broadband service, satellite communications services, overseas cable television services, and other sources, increased by ¥37.6 billion, or 376.8%, to ¥47.6 billion from ¥10.0 billion in the prior fiscal year. The principal driver behind this growth was the introduction, in March 2015, of our “docomo Hikari” optical-fiber broadband service, which reached 1.57 million subscription as of March 31, 2016. Revenues from equipment sales, on the other hand, decreased by ¥44.1 billion, or 4.9%, to ¥856.6 billion from ¥900.7 billion in the prior fiscal year, due to a decline in the number of wholesale devices sold to agent resellers although the proportion of smartphones and tablet devices, which carry a higher unit price, to the total number of handsets sold increased. Operating revenues of the telecommunications business segment represented 81.0% of the total of segment operating revenues in the fiscal year ended March 31, 2016, as compared to 82.8% in the prior fiscal year. Operating expenses for the telecommunications business segment decreased by ¥37.6 billion, or 1.2%, to ¥2,980.9 billion from ¥3,018.5 billion for the prior fiscal year. Although there was an increase in expenses, such as communications network charges, which we pay for the usage of other operators’ networks or for access charges, in association with the expansion of our “docomo Hikari” optical-fiber broadband service, operating expenses for the telecommunications business segment recorded a year-on-year decrease due mainly to reduction in the commissions paid to agent resellers, expenses relating to “d POINT” and “docomo Point Service” programs and depreciation and amortization expenses as a result of lowering our depreciable and amortizable assets through cost-efficiency improvement addressing capital expenditures. As a result of the foregoing, operating income from the telecommunications business segment for the fiscal year ended March 31, 2016 amounted to ¥708.9 billion, up ¥72.8 billion, or 11.4%, compared to ¥636.1 billion for the prior fiscal year, due largely to the recovery of mobile communications services revenues, the growth in the number of “docomo Hikari” subscriptions, and savings on sales- and network-related expenses achieved through cost-efficiency initiatives.

For the fiscal year ended March 31, 2015, operating revenues from our telecommunications business segment decreased by ¥172.8 billion, or 4.5%, to ¥3,654.6 billion from ¥3,827.3 billion in the prior fiscal year. Telecommunications services revenues decreased by ¥218.0 billion, or 7.4%, to ¥2,714.4 billion from ¥2,932.5 billion in the prior fiscal year. Mobile communications service revenues, a part of telecommunications services revenues consisting of voice revenues and packet communications revenues, decreased by ¥220.2 billion, or 7.5%, in the fiscal year ended March 31, 2015 to ¥2,704.4 billion from ¥2,924.7 billion in the prior fiscal year. The decrease was due primarily to a greater impact of the “Monthly Support” discounts than in the prior fiscal year and the introduction of the new billing plans, which had a negative impact on revenues, due in part to a shift to new plans by subscribers who found it beneficial to switch to the new billing plans, with the anticipated positive effects of such billing plans, such as further penetration of a flat-rate domestic voice calling plan, an increase in data usage as customers purchase additional devices (such as tablets) to take advantage of data sharing plans, a reduction in churn rate and the acquisition of additional young subscribers, not yet having a significant positive impact on revenues. In addition, optical-fiber broadband service and other telecommunications services revenues, which represent revenues from optical-fiber broadband service, satellite communications services, overseas cable television services, and other sources, increased by ¥2.2 billion, or 28.0%, to ¥10.0 billion from ¥7.8 billion in the prior fiscal year. Since provision of optical-fiber broadband service began only recently in March 2015, these services have only a slight impact on revenues for the fiscal year ended March 31, 2015. At the same time, equipment sales revenues increased by ¥34.2 billion, or 4.0%, to ¥900.7 billion from ¥866.4 billion in the prior fiscal year, resulting from increasing equipment sales volume including sales of smartphones. Operating revenues of the telecommunications business segment represented 82.8% of the total of segment operating revenues in the fiscal year ended March 31, 2015 and 85.3% in the prior fiscal year. Operating expenses in the telecommunications business segment increased by ¥3.9 billion, or 0.1%, to ¥3,018.5 billion from ¥3,014.6 billion in the prior fiscal year. This was due to an increase in cost of equipment sold in connection with an increase in strong sales of smartphones and tablets, whose procurement costs per unit are higher than for feature phones, and an increase in charges for other companies’ communications network in connection with a significant increase in the number of installations of our LTE base stations in order to build a robust network, even though depreciation and amortization expenses decreased due to a change in estimate of the expected useful life of certain software and commissions paid to agent resellers also decreased. As a result, the operating income of the telecommunications business segment in the fiscal year ended March 31, 2015 fell by ¥176.7 billion, or 21.7%, to ¥636.1 billion, from ¥812.7 billion in the prior fiscal year, due largely in part to the effects of the decrease in mobile communications service revenues.

Analysis of the changes in revenues and expenses of our telecommunications business segment is also presented in “Operating Results for the fiscal year ended March 31, 2016” and “Operating Results for the fiscal year ended March 31, 2015” discussed above as well as “Operating Trends and Prospects for the fiscal year ending March 31, 2017” in the following section.

Smart life business

	Millions of yen
	Years ended March 31
	2014	2015	2016	Increase (Decrease) 2015 vs 2014	Increase (Decrease) 2016 vs 2015
Segment operating revenues	¥366,202	¥443,320	¥504,129	¥77,118	¥60,809
Segment operating expenses	348,051	445,714	457,679	97,663	11,965

Segment operating income (loss)	¥18,151	¥(2,394)	¥46,450	¥(20,545)	¥48,844

For the fiscal year ended March 31, 2016, operating revenues from the smart life business segment increased by ¥60.8 billion, or 13.7%, to ¥504.1 billion from ¥443.3 billion in the prior fiscal year. The increase was primarily due to a rise in “dmarket”-related revenues resulting from an increase in the number of subscribers to “dmarket” of monthly subscription services, an increase in revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers and the expansion of the total amount of transactions handled by “d CARD” and our other credit services. Operating revenues of the smart life business segment represented 11.1% of the total of segment operating revenues in the fiscal year ended March 31, 2016 and 10.0% in the prior fiscal year. Operating expenses of the smart life business segment increased by ¥12.0 billion, or 2.7%, from ¥445.7 billion in the prior fiscal year to ¥457.7 billion in the fiscal year ended March 31, 2016, due to an increase in expenses associated with the expansion of revenues from “dmarket,” credit and other services, which more than offset a decrease in the impairment loss related to multimedia broadcasting business for mobile devices assets. As a result, the operating income of the smart life business segment in the fiscal year ended March 31, 2016 amounted to ¥46.5 billion, improving by ¥48.8 billion after recording an operating loss of ¥2.4 billion in the prior fiscal year.

For the fiscal year ended March 31, 2015, operating revenues from the smart life business segment increased by ¥77.1 billion, or 21.1%, to ¥443.3 billion from ¥366.2 billion in the prior fiscal year. The increase is primarily due to the fact that revenues for the entire fiscal year of ABC Cooking Studio Co., Ltd., which became a subsidiary in January 2014, were recorded for the fiscal year ended March 31, 2015, increase in revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers, and increase in revenues from “dmarket” resulting from an increase in subscribers of monthly subscription services in “dmarket” and an increase in sales of pay-per-view or -use content services of “dmarket.” Operating revenues of the smart life business segment represented 10.0% of the total of segment operating revenues in the fiscal year ended March 31, 2015 and 8.2% in the prior fiscal year. Operating expenses in the smart life business segment increased by ¥97.7 billion, or 28.1%, from ¥348.1 billion in the prior fiscal year to ¥445.7 billion in the fiscal year ended March 31, 2015, due to the full-year consolidation of operating expenses from ABC Cooking Studio Co., Ltd. for the fiscal year ended March 31, 2015, an increase in revenue-linked expenses from the “Sugotoku-Contents,” “dmarket,” and other services, and impairment losses of ¥30.2 billion recorded in connection with multimedia broadcasting business for mobile devices assets. As a result, the operating income (loss) of the smart life business segment in the fiscal year ended March 31, 2015 fell by ¥20.5 billion to an operating loss of ¥2.4 billion, from operating income of ¥18.2 billion in the prior fiscal year. When the impairment loss of multimedia broadcasting business for mobile devices assets are excluded, the operating income of the smart life business segment increased by ¥9.6 billion, or 53.0%, from the prior fiscal year.

Other businesses

	Millions of yen
	Years ended March 31
	2014	2015	2016	Increase (Decrease) 2015 vs 2014	Increase (Decrease) 2016 vs 2015
Segment operating revenues	¥292,805	¥313,492	¥359,276	¥20,687	¥45,784
Segment operating expenses	304,493	308,103	331,556	3,610	23,453

Segment operating income (loss)	¥(11,688)	¥5,389	¥27,720	¥17,077	¥22,331

Operating revenues from other businesses segment increased by ¥45.8 billion, or 14.6%, from ¥313.5 billion in the prior fiscal year to ¥359.3 billion for the fiscal year ended March 31, 2016. Operating revenues of the other businesses segment represented 7.9% of total of segment operating revenues in the fiscal year ended March 31, 2016 and 7.1% in the prior fiscal year. Operating expenses from other businesses segment increased by ¥23.5 billion, or 7.6%, from ¥308.1 billion in the prior fiscal year to ¥331.6 billion. The increases in operating revenues and operating expenses were primarily due to an increase in both revenues and revenue-linked expenses resulting from the increase in subscribers to “Mobile Device Protection Service.” Consequently, operating income from the other businesses segment for the fiscal year ended March 31, 2016 increased by ¥22.3 billion to ¥27.7 billion from ¥5.4 billion for the prior fiscal year.

Operating revenues from other businesses segment increased by ¥20.7 billion, or 7.1%, from ¥292.8 billion in the prior fiscal year to ¥313.5 billion for the fiscal year ended March 31, 2015. Operating revenues of the other businesses segment represented 7.1% of total of segment operating revenues in the fiscal year ended March 31, 2015 and 6.5% in the prior fiscal year. Operating expenses from other businesses segment increased by ¥3.6 billion, or 1.2%, from ¥304.5 billion in the prior fiscal year to ¥308.1 billion. The increases in operating revenues and operating expenses were primarily due to an increase in subscribers to “Mobile Device Protection Service.” Consequently, operating income (loss) from the other businesses segment for the fiscal year ended March 31, 2015 increased by ¥17.1 billion to an operating income of ¥5.4 billion from an operating loss of ¥11.7 billion in the prior fiscal year.

Operating Trends and Prospects for the fiscal year ending March 31, 2017

This section describes our operating trends from the perspectives of revenues and expenses as well as the prospects for the fiscal year ending March 31, 2017.

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

Toward the goal of increasing the number of subscriptions, it is important to acquire a new subscription and retain existing customers. Although it is difficult to expect a significant increase in the number of new subscriptions given the high cellular penetration rate, we need to meet demand for various types of communication devices and services, such as smartphones, tablets, wearable devices, and Wi-Fi routers. Demand for higher transmission speeds has also been mounting in line with the expansion of data usage resulting from the proliferation of smartphones. Responding to these new demands in the market, we have worked to promote the sales of smartphones and expand the LTE network, with the aim of growing the user base of our LTE(Xi) service. As a result, the total number of LTE(Xi) service subscriptions as of March 31, 2016 increased by 25.8% compared to the number for the prior fiscal year, and accounted for over 50% of our total cellular subscriptions as of March 31, 2016.

Our subscription churn rate is an important performance indicator for us to achieve our important goal of curbing contract terminations and retaining our current subscriptions. The churn has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our income by decreasing the average amount of revenues we are able to collect from each subscriber or by increasing our expenses. In an effort to improve our competitive strength, we introduced a new billing plan “Kake-hodai & Pake-aeru,” in June 2014 and commenced an optical-fiber broadband service “docomo Hikari,” in March 2015 while concurrently launching the “docomo Hikari Pack” bundle discount program. We believe that such efforts, along with other factors, including network improvements achieved through offering LTE services and attractive, high-performance devices (handsets), have led to the significant improvement of our subscription churn rate from 0.82% for the fiscal year ended March 31, 2014 to 0.61% for the fiscal year ended March 31, 2015 and our maintaining our subscription churn rate at a comparably low level of 0.62% for the fiscal year ended March 31, 2016. Meanwhile, the acquisition of net additions for the fiscal year ended March 31, 2016 increased to 4.37 million from 3.49 million in the prior fiscal year. Going forward, we plan to employ measures aimed at lowering the churn rate by adding new rate options to our new billing plan, securing subscribers through bundle offers with the “docomo Hikari” service and differentiating ourselves from our competitors by expanding our network and enriching our services.

As a result of these initiatives, the total number of our subscriptions as of March 31, 2016 had increased by 6.6% compared to the level for the prior fiscal year. We believe the total number of our subscriptions will continue to increase during the fiscal year ending March 31, 2017 as we strive to cultivate new market demand and take proactive measures to promote the sales of smartphones and expand the LTE and LTE-Advanced networks, with the aim of expanding the user base of our LTE(Xi) service.

Our mobile communications services revenues recorded a year-on-year increase in the fiscal year ended March 31, 2016 despite the negative impact on revenues from the expanded “Monthly Support” discount program and the introduction of “Kake-hodai Light” rate plan, because of revenue growth caused by increased demand for secondary mobile devices stimulated by our improved tablet product lineup and sales promotion efforts, and subscribers’ migration to higher-end plans of our new billing plan “Kake-hodai & Pake-aeru.” “Monthly Support” is a discount program that we introduced in 2011 to provide customers purchasing a smartphone, tablet or other product under certain subscription conditions with prescribed amount of discounts, which vary by each model, on their monthly phone bill for up to 24 months. Because most of the customers purchasing a smartphone or tablet, etc., have opted to use “Monthly Support” discounts, the total number of “Monthly Support” discounts subscriptions has been growing in line with the spread of smartphones and other applicable devices. This had been one of the principal factors driving the decline in mobile communications revenues in recent years. The negative revenue impact caused by the “Monthly Support” program increased by ¥77.4 billion for the fiscal year ended March 31, 2016 as compare to it for the prior fiscal year. For the fiscal year ending March 31, 2017, the negative revenue impact from the “Monthly Support” discount program is not expected to increase but is instead expected to remain flat due to a projected slowdown in the growth of sales of smartphones applied with “Monthly Support” discounts as well as our endeavors to properly control the amount of “Monthly Support” discounts that we apply to handsets.

The new “Kake-hodai & Pake-aeru” billing plan consists of the four principal services: a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users of age 25 or younger. We began offering this plan in June 2014. The new plan has been well received, with the number of subscribers using the plan rising to over 30 million on April 12, 2016. During the fiscal year ended March 31, 2015, the new billing plan had a negative effect on revenues as subscribers found it beneficial to switch to the new plan at a faster pace than anticipated. In the fiscal year ended March 31, 2016, however, the negative revenue impact caused by the new billing plan moderated, as the decline in voice revenues leveled off due to the slowdown in the pace of migration by subscribers who benefit from switching to the new billing plan and the packet revenue-boosting effect achieved through our efforts to migrate subscribers to the higher-end plans of the new billing plan. This trend of reduced negative impact from the new billing plan is likely to continue in the fiscal year ending March 31, 2017.

Voice revenues of the mobile communications services revenues recorded a year-on-year decrease of 3.9% during the fiscal year ended March 31, 2016, because, although the progress in subscribers’ migration to the new billing plan brought an increase in revenues, the negative impact from the “Monthly Support” discount outweighed such positive impact. However, we expect voice revenues for the fiscal year ending March 31, 2017 to increase because the positive impact from the progress in subscribers’ migration to the new billing plan is expected continue and the negative impact from “Monthly Support” discount program is projected to remain flat.

Packet communications revenues of the mobile communications services revenues for the fiscal year ended March 31, 2016 grew by 3.5% from the prior fiscal year due to expanded demand for a secondary mobile device owing to an improved lineup of tablet devices and our sales promotion efforts, and the revenue-boosting effect caused by subscribers’ migration to higher-end plans of Packet Pack, data buckets of our new billing plan “Kake-hodai & Pake-aeru.” The average packet communications revenues per smartphone user remains high and the number of users of data dedicated equipment such as tablet devices continue to grow. We believe that our packet communications revenues will continue to increase in the fiscal year ending March 31, 2017 as we plan to continue our active endeavors to migrate subscriptions to higher-end plans with higher monthly rates and aggressive sales promotion of smartphones. The contribution of packet communications revenues to our mobile communications services revenues has increased every year and accounted for 64.0%, 67.7% and 69.3% of mobile communications services revenues for the fiscal year ended March 31, 2014, 2015 and 2016, respectively.

In December 2015, the Minister of Internal Affairs and Communications requested each MNO to reduce communication charges for smartphone users based on the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Mobile Phone Rates and Other Conditions for Service Offerings. Considering the proposals and request, to meet customers’ diverse requirement, we have strived to add new options to our new billing plan such as introducing a new rate plan for light-usage customers in March 2016, and introducing new benefits for our customers in June 2016, such as a plan that allows customers completing a two-year contract to select a subscription without cancellation fees and another plan that provides increases in discounts for long-term customers. We expect that these efforts cause the negative impact on revenues in the fiscal year ending March 31, 2017.

Optical-fiber broadband service and other telecommunications services revenues represent revenues from optical-fiber broadband service, satellite mobile communications services, oversea cable television services and other telecommunications services. In March 2015, we launched the “docomo Hikari” service (our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps) and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and smartphones/docomo feature phones service at affordable rates. By offering new added value through the convergence of fixed-line and mobile communications services, we expect to not only secure revenues from monthly optical-fiber broadband service charges but also to secure new subscriptions to our mobile phone services and prevent cancellations. As a result of the expanded uptake of “docomo Hikari,” the optical-fiber broadband service and other telecommunications services revenues for the fiscal year ended March 31, 2016 grew by 356.1% compared to the prior fiscal year. We expect an increase in optical-fiber broadband service and other telecommunications services revenues in the fiscal year ending March 31, 2017 because we expect the number of “docomo Hikari” optical-fiber broadband service subscriptions to grow further.

We use the average monthly revenue per unit or ARPU as a performance indicator to measure average monthly revenues per subscription. ARPU consists of Voice ARPU, Packet ARPU and “docomo Hikari” ARPU. We believe that our ARPU figures provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. For Voice ARPU, revenue has been decreasing recently due to the aforementioned discount program, but we forecast that it will turn to an increase in the fiscal year ending March 31, 2017, as a result of the increase of customers who have migrated to the flat-rate domestic calling service under the new billing scheme. The Packet ARPU, on the other hand, returned to a growth track in the fiscal year ended March 31, 2016 due to heightened demand for secondary mobile devices resulting from improved tablet device lineup and our sales promotion activities as well as our efforts to migrate subscriptions to higher-end plans with higher monthly rates. We believe that this trend is likely to continue in the fiscal year ending March 31, 2017. We believe that “docomo Hikari” ARPU will increase in the fiscal year ending March 31, 2017 because we expect the number of “docomo Hikari” optical-fiber broadband service subscriptions to grow further.

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

We account for a portion of the sales commissions that we pay to agent resellers and incentives offered to subscribers as a reduction in equipment sales revenues. Despite the rise in the proportion of smartphones and tablet devices (which carry a higher sales price compared to feature phones) to the total number of devices sold, revenues from equipment sales for the fiscal year ended March 31, 2016 decreased by 4.8% compared to the prior fiscal year due to the decrease in the number of devices sold to agent resellers. Because our users’ average usage cycle of using the same handset has been getting longer in recent years, which causes a decline in the total number of handsets sold to agent resellers, we expect our equipment sales revenues for the fiscal year ending March 31, 2017 to decrease over the prior year.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section.

(3) Other Operating Revenues

The primary items comprising other operating revenues include the revenues from our smart life business and other businesses such as “Mobile Device Protection Service,” “dmarket” and credit services. We set a goal to expand our smart life business and other businesses through alliances with various companies. During the fiscal year ending March 31, 2017, we will continue working toward the goal of expanding revenues from our smart life business and other businesses.

“Mobile Device Protection Service” is a service that covers handset issues such as loss and water exposure and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call. This service also covers handset repair costs and is available for a monthly fee prescribed for each handset model. The revenues generated from this service have been growing in line with the increase in its subscription count. We will continually strive to expand its user base in the fiscal year ending March 31, 2017.

Furthermore, the revenues derived from “dmarket”—one of our cloud-based services launched in the fiscal year ended March 31, 2011—have also expanded over the years. “dmarket” is a marketplace that resides on a cloud infrastructure, through which we offer a rich variety of digital contents including videos, music and electronic books as well as a wide array of physical merchandise such as groceries and other daily goods. The marketplace comprises a number of stores, such as “dTV” (a distribution platform for movies, TV series, etc.), “dgame” (a distribution platform for games), “dhits” (a music distribution service), “dmagazine” (a magazine distribution service) and “dgourmet” (service providing information concerning recipes and food). During the fiscal year ended March 31, 2016, we started offering new services through our “dmarket” portal, such as by launching “dgourmet” in May 2015 to offer various food-related tips and valuable coupons, etc., and worked to offer more compelling contents through each “dmarket” store. As a consequence, the combined subscriptions to “dvideo,” “dhits,” “danime store” “dkids,” “dmagazine” and “dgourmet” that offer contents for a prescribed monthly subscription fee grew to 15.54 million as of March 31, 2016, and revenues from “dmarket” increased significantly compared to the prior fiscal year. We project that the revenues we receive through “dmarket” will increase going forward.

Toward the goal of expanding the structure of the foundation of the “+d” value co-creation initiatives, in December 2015, we rebranded the former “docomo Point Service” program into “d POINT.” In conjunction with this, we have also renewed our credit service, formerly known as “DCMX,” and started issuing “d CARD,” a card which combines credit payment capability with the features of “d POINT CARD.” The amount of transactions handled by our credit services such as “DCMX” and “d CARD” have increased constantly over the years, and our revenues from credit services have grown accordingly. We believe that this trend is likely to continue in the fiscal year ending March 31, 2017.

As a result of the foregoing, other operating revenues for the fiscal year ended March 31, 2016 increased by 16.2% as compared to the prior fiscal year. We project that other operating revenues for the fiscal year ending March 31, 2017 will record year-on-year gains resulting from an increase in revenues derived from “Mobile Device Protection Service,” “dmarket” and credit services.

Accordingly, we expect that the operating revenues will grow in the fiscal year ending March 31, 2017.

Operating Expenses

(1) Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our customers with communications services and/or other services offered by our subsidiaries. Cost of services includes the costs for usage of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our communications networks and insurance costs related to “Mobile Device Protection Service”-related service. Cost of services accounted for 33.3% of our total operating expenses for the fiscal year ended March 31, 2016. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 26.1% and 22.2% of the total cost of services, respectively, for the fiscal year ended March 31, 2016. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the fiscal year ended March 31, 2016 increased by 7.7% from the prior fiscal year. This was primarily due to an increase in costs associated with the increase in revenues in new areas of growth, such as our “docomo Hikari” optical-fiber broadband service, “dmarket” and “Mobile Device Protection Service.” As we expect this trend to sustain in the fiscal year ending March 31, 2017, cost of services is expected to continue to rise in that fiscal year.

(2) Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 23.5% of our operating expenses for the fiscal year ended March 31, 2016. The cost of equipment sold for the fiscal year ended March 31, 2016 increased by 3.3% compared to the prior fiscal year, primarily due to a rise in the proportion of smartphones and tablets to total handsets sold, as the procurement costs per unit of these devices are higher than for feature phones. The revenues from equipment sales for the fiscal year ended March 31, 2016 recorded a decrease from the prior fiscal year despite an increase in the cost of equipment sold due to restraint on raising the per-unit selling price of handsets to resellers for competitive reasons. For the fiscal year ending March 31, 2017, because we forecast a decline in the total number of handsets to be sold, as analyzed in the “Equipment Sales Revenues” section above, cost of equipment sold is also expected to decrease compared to the fiscal year ended March 31, 2016.

(3) Depreciation and Amortization Expenses

Depreciation and amortization expenses accounted for 16.7% of our operating expenses for the fiscal year ended March 31, 2016. As a result of a reduction in depreciable and amortizable assets achieved through the cost efficiency improvement initiatives implemented to date, depreciation and amortization expenses for the fiscal year ended March 31, 2016 decreased by 5.1% from the prior fiscal year. For the fiscal year ending March 31, 2017, we expect depreciation and amortization expenses to decrease significantly because of our change in the depreciation method we use—from declining-balance method to straight-line method—that, starting from the fiscal year ending March 31, 2017, we plan to apply to that of our property, plant and equipment to which we previously applied the declining-balance method and the lower book value of depreciable and amortizable assets at the beginning of the term owing to the cost efficiency improvement of capital expenditures carried out in the recent years. For details concerning our capital expenditures, please refer to “Capital Expenditures” in the following section.

(4) Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 26.1% of our total operating expenses for the fiscal year ended March 31, 2016. The primary components included in our selling, general and administrative expenses are expenses related to acquisition of new subscribers and retention of current subscribers, the most significant of which is commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. A portion of the sales activities linked commissions paid to agent resellers is recognized as a deduction from equipment sales while the rest of the commissions, both sales activities linked and non-sales activities linked is recognized as selling, general and administrative expenses. The expenses incurred in relation to “d POINT” and “docomo Points Service” customer loyalty programs, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses. Our total selling, general and administrative expenses for the fiscal year ended March 31, 2016 decreased by 6.0% from the prior fiscal year as a result of reductions in savings on expenses related to “d POINT” and “docomo Point Service” programs, expenses for collection of bills and commissions paid to agent resellers. We expect our selling, general and administrative expenses for the fiscal year ending March 31, 2017 are record an increase due to a rise in expenses for the acquisition of new “docomo Hikari” subscriptions and in expenses related to the “d POINT” program.

Therefore, despite the projected increase in cost of services and selling, general and administrative expenses, we expect operating expenses for the fiscal year ending March 31, 2017 to decrease compared to the fiscal year ended March 31, 2016, owing primarily to a decline in depreciation and amortization expenses as a result of the aforementioned reason, as well as cost of equipment sold.

As a result of the foregoing, we expect operating income for the fiscal year ending March 31, 2017 to record a year-on-year increase over the fiscal year ended March 31, 2016.

B.     Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the fiscal year ending March 31, 2017 include cash needed to pay agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed at capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents, and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

Capital Expenditures

The telecommunications industry in general is highly capital intensive because significant capital expenditures are required for the construction of the telecommunications network. Our capital requirements for our networks are determined by the nature of facility or equipment, the timing of its installation, the nature and the area of coverage desired, the number of subscribers served in the area and the expected volume of traffic. They are also influenced by the number of base stations required in the service area, the number of radio channels in the base stations and the switching equipment required. Capital expenditures are also required for information technology and servers for internet-related services. In recent years, the volume of traffic generated by smartphone users has shown a constant increase due to enrichment of content, invention and provision of new services and other factors. Accordingly, we are required to respond to the growth in demand for higher transmission speeds and a surge of traffic.

In the fiscal year ended March 31, 2016, we made progress in building a robust network pursing “comfort of access” and “safety and security” to realize a high-quality communication environment. Aiming to build a network that allows customers to more comfortably use our services, we aggressively rolled out our LTE-Advanced service, mainly in urban areas, increasing the number of base stations compatible with LTE-Advanced to 22,800 stations as of March 31, 2016 from 900 station as of March 31, 2015. We also started a communication service that offers a maximum downlink speed of 300Mbps in selected cities from October 2015. In an effort to further improve the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 138,100 as of March 31, 2016 from 97,400 as of March 31, 2015.

Total capital expenditures for the fiscal years ended March 31, 2016, 2015 and 2014 were ¥595.2 billion, ¥661.8 billion and ¥703.1 billion, respectively. Our capital expenditures for the fiscal year ended March 31, 2016 recorded a decrease of ¥66.5 billion or 10.1% compared to the prior fiscal year as a result of our continued pursuit of cost efficiency improvements for the wireless telecommunications network toward the goal of further strengthening our management foundation. Specifically, this was achieved through the integration and/or capacity expansion of our facilities by introducing new technologies or equipment such as advanced C-RAN*, improvement of construction efficiency of telecommunication facilities and reduction of equipment procurement costs. For the fiscal year ended March 31, 2016, 96.4% of capital expenditures were used for the telecommunications business, 2.3% for the smart life business, and 1.3% for other businesses. By comparison, in the prior fiscal year 96.0% of capital expenditures were used for the telecommunications business, 2.6% for the smart life business, and 1.4% for other businesses.

Our total capital expenditures for the fiscal year ending March 31, 2017 are estimated to decrease to ¥585.0 billion, as a result of our ongoing efforts to improve capital investment efficiency aimed at cost reduction even as we proceed with investments intended to secure competitive advantage in network quality through accommodating growth in data traffic and expanding coverage of our LTE-Advanced network as well as securing competitive strength through adoption of advanced technologies and other means. Of this figure, approximately, 96.2% will be appropriated for use in the telecommunications business, approximately 2.6% for the smart life business, and approximately 1.2% for other businesses.

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

*	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

Long-term Debt and other Contractual Obligations

As of March 31, 2016, we had ¥220.4 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥220.6 billion as of March 31, 2015. We repaid ¥0.2 billion, ¥0.2 billion and ¥75.0 billion of long-term debt in the years ended March 31, 2016, 2015 and 2014, respectively. Of our long-term debt outstanding as of March 31, 2016, ¥0.4 billion, including the current portion, was financed by financial institutions, which has fixed interest rates, with a weighted average interest rate of 0.9% per annum. The term of maturities is from the fiscal year ending March 31, 2017 through 2018. As of March 31, 2016, we also had ¥220.0 billion in bonds due from the fiscal year ending March 31, 2018 to 2024 with a weighted average coupon rate of 1.2% per annum. As of March 31, 2016, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our request. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretion. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook
Moody’s	Long-Term Obligation Rating	Aa3	Stable
Standard & Poor’s	Long-Term Obligation Rating	AA-	Stable
Japan Credit Rating Agency, Ltd.	Long-Term Obligation Rating	AAA	Stable
Rating and Investment Information, Inc.	Issuer Rating	AA+	Negative

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation such as an acceleration of its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥22,000	¥—	¥170,000	¥—	¥50,000
Loans	400	200	200	—	—
Interest Payments on Long-Term Debt	8,241	2,593	4,005	730	913
Capital Leases	2,999	1,162	1,366	456	15
Operating Leases	38,039	12,016	14,131	6,733	5,159
Other Contractual Obligations (1)	98,640	92,592	3,814	2,234	—

Total	¥368,319	¥108,563	¥193,516	¥10,153	¥56,087

(1)	The amount of contractual obligations which is immaterial in amount or uncertain in time of payment is not included in “Other Contractual Obligations” in the above table. We expect to contribute an amount of ¥2,303 million to the NTT Corporate Defined Benefit Pension Plan in the fiscal year ending March 31, 2017. Please also refer to Note 17 to our consolidated financial statements.

“Other Contractual Obligations” principally consisted of commitments to purchase property, plant and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2016, we had committed ¥19.6 billion for property, plant and equipment, ¥50.8 billion for inventories and ¥28.2 billion for other purchase commitments. The amounts of “Other Contractual Obligations” are estimates calculated based on given assumptions and do not represent our entire anticipated purchases in the future. Apart from the above purchase commitments, we purchase products and services as needed and we expect to make significant capital expenditures and/or inventories purchase on an ongoing basis for our LTE networks expansion, smartphone sales increase and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in Telecommunications business as needed. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2016, 2015 and 2014:

	Millions of yen
	Years ended March 31
	2014	2015	2016
Net cash provided by operating activities	¥1,000,642	¥962,977	¥1,209,131
Net cash used in investing activities	(703,580)	(651,194)	(375,251)
Net cash used in financing activities	(269,793)	(734,257)	(583,608)

Net increase (decrease) in cash and cash equivalents	33,246	(421,367)	248,884
Cash and cash equivalents at beginning of year	493,674	526,920	105,553

Cash and cash equivalents at end of year	¥526,920	¥105,553	¥354,437

Analysis of cash flows for the fiscal year ended March 31, 2016 and comparison with the prior fiscal year

For the year ended March 31, 2016, net cash provided by operating activities was ¥1,209.1 billion, an increase of ¥246.2 billion, or 25.6%, from the prior fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases which are included in decrease in receivables for sale and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities was ¥375.3 billion, a decrease of ¥275.9 billion, or 42.4%, from the prior fiscal year. This was due mainly to an increase in proceeds from redemption of long-term bailment for consumption to a related party and a decrease in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities was ¥583.6 billion, a decrease of ¥150.6 billion, or 20.5%, from the prior fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥354.4 billion as of March 31, 2016, an increase of ¥248.9 billion, or 235.8%, from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥5.9 billion as of March 31, 2016, compared to ¥243.8 billion as of March 31, 2015.

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

Prospect of cash flows for the fiscal year ending March 31, 2017

As for our sources of cash for the fiscal year ending March 31, 2017, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year because of a projected increase in corporate tax and other payments and despite an increase in cash inflows from customers in connection with the collection of installment receivables for customers’ handset purchases under the installment method. Our net cash flow used in investing activities for the fiscal year ending March 31, 2017 is expected to be approximately ¥585.0 billion due to capital expenditures and other items. We do not include any items other than capital expenditures and other reasonably expected items in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities in advance.

C.    Research and Development

Our research and development activities include development of new products and services, research and development related to next generation mobile communications system (5G) aimed at the construction of economical network and the reinforcement of our telecommunications business through functional enhancements of the network, the construction of infrastructure for the provision of new services toward the expansion of smart life business, the development of applications to be installed on handsets and research aimed at driving innovation. Research and development costs are charged to expenses as incurred. We incurred ¥83.3 billion, ¥97.0 billion and ¥102.0 billion and as research and development expenses for the years ended March 31, 2016, 2015 and 2014, respectively.

D.    Trend Information

Information pertaining to the trends other than the discussion on the matters below can also be found in “Operating Trends and Prospects for the fiscal year ending March 31 2017.”

Issues Facing DOCOMO and Management’s Responses to Those Issues

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.”

Initiatives to be Implemented over the Medium Term

In order to respond to our customers’ needs on an ongoing basis, by further evolving our relationships with various external partners through open collaboration, we will continue to create new added value by moving forward with our “+d” initiatives.

Specifically, we, together with our partners, will roll out initiatives in order to co-create new added value, making available to our partners our own business assets, such as our payment platform and point program. Through these endeavors, we will aim to deliver “more benefits, more fun and more convenience” to our customers in tandem with our partners.

In addition to creating value for our customers, we will also strive to offer new value to various partners. Particularly, in the areas of “IoT*1” “Regional Revitalization,” “2020*2,” and “Solution of Social Issues,” we will move forward with the “co-creation of social values,” creating new services and businesses in collaboration with our partners and utilizing the assets of both parties, with the goal of capturing revenue opportunities in new business fields that transcend the confines of industries or business formats.

Priority Initiatives for the Fiscal Year ending March 31, 2017

Positioning for the fiscal year ending March 31, 2017 as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we will work concurrently on expanding our telecommunications business and reinforcing our smart life business and other businesses.

•	Expansion of Telecommunications Business

In the fiscal year ending March 31, 2017, we expect a full-scale reexamination of handset prices and tariffs throughout the mobile industry. In light of these expected changes, we will reinforce our focus on families and strengthen our ability to propose comprehensive offerings comprising mobile phones, optical-fiber and other services. In this way, we plan to take the lead in changing the field of competition in the mobile industry.

As part of this endeavor, in March 2016 we introduced new billing plan offerings for light-usage customers, consisting of the new data package “Share Pack 5,” enabling families to share 5GB of data,

and the expansion of the applicability of the “Kake-hodai Light” voice plan to lower volume data packages. In addition, starting June 2016, we will launch new offerings for long-term users consisting of two new rate options allowing customers to choose subscriptions with or without cancellation fees, increased discounts in the “Zutto DOCOMO Wari” scheme and the addition of reward points for customers renewing their subscriptions.

We will aim to secure income from telecommunications business through an ARPU increase resulting from expanded adoption of the new billing plan and on-going cost efficiency improvement efforts.

•	Reinforcement of Smart Life Business and Other Businesses

With respect to our smart life business and other businesses, we will work to grow our subscriptions by further enriching the services and content offered on our “dmarket” marketplace, such as “dTV,” “dhits” and “dmagazine.” We will also step up the “+d” initiatives that we pursue together with our partners for new value creation by combining our finance/payment platforms, point program and other business assets that we have accumulated in our operations with those assets of our partners. We will also work to enhance the attractiveness of our “d POINT” loyalty point program by increasing the number of participating partners and accelerate the adoption of “d ACCOUNT.”

*1	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling grasp of status, remote control and management of devices, etc.
*2	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.

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

Useful lives of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our telecommunications business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives. We estimate the useful lives of property, plant and equipment, internal-use software and other intangible assets in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2016, 2015 and 2014 were ¥625.9 billion, ¥659.8 billion and ¥718.7 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally 8 to 16 years. The estimated useful life of our internal-use software is up to 7 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. In the fiscal years ended March 31, 2016, changes to the estimated useful lives of certain property, plant and equipment, internal-use software and other intangible assets did not have a material impact on our operating results or financial positions. Effective July 1, 2014, we revised our estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years. Due to this change, “Depreciation and amortization” in the fiscal year ended March 31, 2015, decreased by ¥51.3 billion.

In the fiscal years ended March 31, 2014, changes to the estimated useful lives of certain property, plant and equipment, internal-use software and other intangible assets did not have a material impact on our operating results or financial positions.

Impairment of long-lived assets

We perform an impairment review for our long-lived assets other than goodwill and intangible assets that have indefinite useful lives (“unamortizable intangible assets”) to be held and used, including fixed assets such as our property, plant and equipment and certain identifiable intangibles such as software for telecommunications network, internal-use software and rights to use telecommunications facilities of wire line network operators, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This analysis is separate from our analysis of the useful lives of our assets, although it is affected by certain similar factors. Factors that we consider important and that can trigger an impairment review include, but are not limited to, the following trends or conditions related to the business that utilizes a particular asset:

•	significant decline in the market value of an asset;

•	loss of operating cash flow in current period;

•	introduction of competitive technologies and services;

•	significant underperformance of expected or historical cash flows;

•	significant or continuing decline in subscriptions;

•	changes in the manner of usage of an asset; and

•	other negative industry or economic trends.

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the fiscal years ended March 31, 2016 and 2015, we recorded impairment losses of ¥9.1 and ¥30.2 billion, respectively, mainly on our multimedia broadcasting business for mobile devices related long-lived assets. Please refer to Note 5 to our consolidated financial statements for further information. For the fiscal years ended March 31, 2014, we recognized impairment loss for a certain long-lived assets, of which the impact of the impairment on our financial results was insignificant.

Impairment of goodwill and unamortizable intangible assets

The majority of our goodwill was recognized when we purchased all the remaining non-controlling interests in our eight regional subsidiaries through share exchanges and made those subsidiaries wholly owned in November 2002. In addition, we have acquired majority equity stakes in a number of companies in recent years for the purpose of expanding into smart life domains, and the recognition of these majority investments resulted in an increase of goodwill. Consequently, the carrying amount of goodwill as of March 31, 2016 was ¥243.7 billion. The carrying amount of unamortizable intangible assets as of March 31, 2016 was ¥24.3 billion.

We perform an impairment test of goodwill and unamortizable intangible assets recognized as a result of business combinations at the same time every year, usually as of March 31, and when an event or circumstances occurs that would imply impairment. We apply a two-step test when assessing goodwill for impairment by reporting unit either at the operating segment level or one level below such segment. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Fair value of the reporting unit is determined primarily through the discounted cash flow method. If the carrying value of the reporting unit exceeds its fair value, an indication of goodwill impairment exists for the reporting unit and we perform the second step of the impairment test (measurement). Under the second step, based on a comparison of the fair value and carrying value of the reporting unit’s goodwill, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the fair value of that goodwill. For the impairment test of unamortizable intangible assets, we compare the fair value and carrying value of the unamortizable intangible assets, and recognize impairment loss for any excess of the carrying amount over the fair value of the applicable intangible asset. In determining the fair value, we estimate the future cash flows that are expected to be generated by the applicable reporting unit, based on the business plan and other factors of the reporting unit subject to impairment test of goodwill or indefinite-lived intangible assets. If different estimates or assumptions are used in determining the discounted present value of future cash flows, it could result in different fair value of goodwill, and may require additional impairment charges to be recognized in the future.

For the fiscal years ended March 31, 2014, the most significant amount of recorded goodwill resided in the mobile business in Japan reporting unit, which is included in our mobile business segment. This reporting unit has recorded goodwill of ¥133.5 billion and has passed the first step of the impairment test by a substantial margin. During the fiscal year ended March 31, 2015, we realigned its operating segments in order to reflect the change in the management of the businesses which resulted in a reorganization of our financial reporting structure of internal organization in a manner that caused the composition of its reportable segments to change. In addition, reporting units were also realigned accordingly and the goodwill were allocated to respective reporting units based on relative fair value. For the fiscal years ended March 31, 2015 and 2016, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in our telecommunications business segment. This reporting unit has recorded goodwill of ¥127.3 billion since the change in the reporting units and has passed the first step of the impairment test by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant for any of the fiscal year ended March 31, 2014, 2015 and 2016. Fair values of the reporting unit have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and our most recent views of our long term outlook. However, if operating income were to decline significantly in the future due to unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

The amount of goodwill impairment charges for the fiscal year ended March 31, 2016 was ¥8.5 billion. We did not recognize any goodwill impairment for either the fiscal years ended March 31, 2015 and 2014. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net income (losses) of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2016, the total carrying value of “Investments in affiliates” was ¥411.4 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥182.9 billion. Our major investee companies are Sumitomo Mitsui Card Co., Ltd., Philippine Long Distance Telephone Company of the Philippines and Tata Teleservices Limited (TTSL) of India and these are classified as “Investments in affiliates” as of March 31, 2016.

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes requires estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values. In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in net income (losses) of affiliates” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income. For the years ended March 31, 2016, 2015 and 2014, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates.

The impact of the impairment charges of “Investment in affiliates” on our results of operations and financial position for each of the fiscal year ended March 31, 2016 and 2015 was inconsequential.

The amount of impairment charges on “Investments in affiliates” for the fiscal year ended March 31, 2014 was ¥51.3 billion, including TTSL. In estimating the investment value of those equity method investees, we used the weighted average cost of capital of 12.6% mainly for the fiscal year ended March 31, 2014 as a significant unobservable input.

We reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2014, our estimate of future cash flows of TTSL were further revised downward as a result of the growing business risk of MNOs in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and we concluded that the further decline in value was other than temporary. Consequently, we recognized an additional impairment charge of ¥51.2 billion. As described in Note 6 to our consolidated financial statements, we plan to dispose of our entire investment in TTSL. We may recognize a gain or loss upon disposition of our TTSL shares or if the transaction as previously described above is not carried out.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments.” The amount of impairment charges on “Marketable securities and other investments” was ¥0.6 billion, ¥0.9 billion and ¥3.1 billion for the years ended March 31, 2016, 2015 and 2014, respectively.

While we believe that the remaining carrying values of our investments are nearly equal to their fair value, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides points to customers based on the usage of cellular and other services. These points may be exchanged for benefits such as payments on our products. On December 1, 2015, we began offering “d POINT Service,” which provides individual customers with points that may be earned through, among others, mobile phone usage, making payments with d CARD or DCMX credit cards, or purchasing goods or services at our partner stores. These points may be exchanged for payments on our products and mobile phone charges, and payments at our partner stores. Individual customers may continue using “d POINTs” subsequent to the cancellation of our mobile telecommunications service contract. All “docomo Points” granted to individual customers from April 1, 2015 through November 30, 2015 were automatically transferred to “d POINTs,” and we no longer grant “docomo Points” to any individual customer after December 1, 2015. “docomo Points” granted prior to March 31, 2015 may be used until their expiration date. We record “Accrued liabilities for point programs” relating to the points that customers earn. We separately estimate the liabilities for “d POINTs” and those for “docomo Points.” The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2016 and 2015 was ¥79.5 billion and ¥91.6 billion, respectively. Point program expense for the years ended March 31, 2016, 2015 and 2014 was ¥57.8 billion, ¥67.7 billion and ¥70.8 billion, respectively.

In measuring our accrued liabilities for “docomo Points,” we estimate factors such as the point utilization rate reflecting the forfeitures by, among other things, expected cancellation rate of cellular service contracts by customers based on our historical experiences. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2016, one percent rise in the point utilization rate would result in an additional accrual of approximately ¥1.0 billion, if all the other factors are held constant.

In measuring our accrued liabilities for “d POINTs,” we don’t estimate the point utilization rate since there is no sufficient empirical evidence to estimate the point utilization rate. Reversal of expenses or allowances may be required in the event where estimate of future forfeitures become available as sufficient empirical evidence become evident.

Pension liabilities

We sponsor a non-contributory defined benefit pension plan which covers almost all of our employees. Previously, we had adopted defined benefit pension plans as our non-contributory defined benefit pension plan, however, effective on and after April 1, 2014, we introduced defined contribution pension plans. NTT DOCOMO, INC.’s defined benefit pension plan continues to remain for the pension benefits earned up to March 31, 2014.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2016 and 2015, and expected long-term rates of return on plan assets for the years ended March 31, 2016 and 2015 were as follows:

	Years ended March 31
	2015	2016
Non-contributory defined benefit pension plan
Discount rate	1.0%	0.5%
Expected long-term rate of return on plan assets	2.0%	2.0%
Actual return on plan assets	Approximately 3%	Approximately 2%
NTT CDBP
Discount rate	1.0%	0.5%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 12%	Approximately 0.4%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2016 and 2015 was ¥226.9 billion and ¥218.0 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2016 and 2015, based on actuarial computations which covered only our employees’ participation, was ¥153.6 billion and ¥131.1 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2016 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(9.6) / 10.1	0.6 / (0.6)	6.8 / (7.2)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.5) / 0.5	—
NTT CDBP
0.5% increase/decrease in discount rate	(16.0) / 18.0	0.1 / (0.1)	10.0 / (13.0)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.4) / 0.4	—

Please also refer to Note 17 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fees amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2016, 2015 and 2014, we recognized as revenues deferred activation fees of ¥32.8 billion, ¥21.5 billion and ¥16.3 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2016 and 2015, remaining unrecognized deferred activation fees were ¥109.9 billion and ¥90.1 billion, respectively.

Recently issued Accounting Standards

Revenue from Contracts with Customers

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

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for us on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

We have not yet selected a transition method and are currently evaluating the effect that the ASU will have on our consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors, Corporate Executives and Audit & Supervisory Board Members

Our directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation specify the number of directors as not more than 15 directors are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors. The candidates may also be nominated by shareholders. The normal term of office of directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among directors one or more representative directors, who have the authority individually to represent us. From among directors, the Board of Directors also elects the president and may elect a chairman and one or more senior executive vice presidents and executive vice presidents.

We have an audit & supervisory board as an organization that is independent from the Board of Directors. The Audit & Supervisory Board audits execution of duties by directors and carries out accounting audits. Our Articles of Incorporation provide for not more than five audit & supervisory board members. Under the Companies Act, the Audit & Supervisory Board is composed of all of our audit & supervisory board members. Audit & supervisory board members, more than half of whom must be from outside our company, are elected at a general meeting of shareholders from among those candidates nominated by the Board of Directors with the prior consent of our Audit & Supervisory Board. The candidates may also be nominated by shareholders. The Audit & Supervisory Board may, by its resolution, request that the Board of Directors submit to a general meeting of shareholders an item of business concerning election of audit & supervisory board members and/or proposed candidates of audit & supervisory board members. The normal term of office of an audit & supervisory board member is four years, although they may serve any number of consecutive terms. Audit & supervisory board members are under a statutory duty to audit the administration of our affairs by our directors, to audit our financial statements and business reports submitted by our directors to the general meetings of shareholders and to report to the shareholders the results of investigations regarding any actions by our directors that are unreasonable or which are in violation or breach of laws, ordinances or the Articles of Incorporation of our company. They are obliged to attend meetings of the Board of Directors and to express their opinions if they deem necessary, but they are not entitled to vote. It is a statutory duty for the Audit & Supervisory Board to prepare an audit report and for identified audit & supervisory board members to submit it to identified directors each year. An audit & supervisory board member may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Audit & Supervisory Board is empowered to decide audit policy, the methods of examination of our affairs and financial position and other matters concerning the execution of the audit & supervisory board members’ work duties.

In addition to audit & supervisory board members, we must appoint independent public accountants who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the audit & supervisory board members and directors, and examining the financial statements to be filed with the director of the Kanto Local Finance Bureau of Japan. Since our incorporation, KPMG AZSA LLC, has acted as our independent public accountant.

We introduced an executive officer system in 2005 with the aim of clarifying the board’s managerial supervision function and further enhancing its business execution functions.

The following table sets forth our directors and audit & supervisory board members as of June 24, 2016 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Directors:

Kazuhiro Yoshizawa *2 (June 21, 1955)	President and Chief Executive Officer	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, General Manager of Corporate Sales and Marketing Department II of the Company	21,000	June 2018	June 2011
		June 2011	Senior Vice President, General Manager of Human Resources Management Department of the Company
		June 2012	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute of the Company
		July 2013	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute of the Company
		June 2014	Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer, Responsible for Technology, Devices and Information Strategy of the Company

		June 2016	President and Chief Executive Officer of the Company

Hiroyasu Asami *2 (Sep. 8, 1956)	Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer/ Responsible for Technology, Devices, Network, Information Strategy and Preparation for 2020	April 1980 June 2009	Entered NTT Public Corporation Senior Vice President, General Manager of Consumer Services Department of the Company	12,700	June 2018	June 2014
		April 2011	Senior Vice President, General Manager of Smart Communication Services Department of the Company
		June 2012	Senior Vice President, General Manager of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company
		June 2014	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		June 2015	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband Business of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
		June 2016	Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer, Responsible for Technology, Devices Network, Information Strategy and Preparation for 2020 of the Company

Toshiki Nakayama *2 (Jan. 29, 1958)	Senior Executive Vice President/ Responsible for Global business and Corporate	April 1981 June 2007	Entered NTT Public Corporation Senior Manager, Medium-Term Management Strategy Development Group of NTT	6,800	June 2018	June 2014
		June 2007	Outside Director of the Company
		June 2008	Vice President of Strategic Business Development Division of NTT
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, General Manager of Frontier Services Department of the Company
		July 2013	Senior Vice President, General Manager of Smart-life Solutions Department of the Company
		June 2014	Executive Vice President, Executive General Manager of Smart-life Business Division, General Manager of Smart-life Solutions Department of the Company
		June 2015	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company
		June 2016	Senior Executive Vice President, Responsible for Global business and Corporate of the Company

Akira Terasaki *2 (Jan. 20, 1952)	Senior Executive Vice President/ Responsible for Corporate business, Improvement of business operations and CSR	April 1976	Entered Ministry of Posts and Telecommunications	4,900	June 2018	June 2014
		July 2008	Vice-Minister for Policy Coordination of the MIC
		July 2010	Special Advisor to the MIC
		October 2010	Professor, Graduate School of Science and Engineering, Tokyo Institute of Technology
		July 2011	Advisor, Nomura Research Institute, Ltd.
		June 2014	Senior Executive Vice President, Responsible for Corporate business, Improvement of business operations and CSR of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Seizo Onoe *3 (May 12, 1957)	Executive Vice President, Chief Technology Officer/ Executive General Manager of R&D Innovation Division	April 1982 July 2006	Entered NTT Public Corporation General Manager of Radio Access Network Development Department of the Company	18,500	June 2018	June 2012
		June 2008	Senior Vice President, General Manager of R&D Strategy Department and General Manager of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, General Manager of R&D Strategy Department of the Company
		June 2012	Executive Vice President, Chief Technology Officer, General Manager of R&D Center of the Company
		July 2014	Executive Vice President, Chief Technology Officer, Executive General Manager of R&D Innovation Division of the Company (To the present)
		June 2015	President of DOCOMO Technology, Inc., (To the present)

Hirotaka Sato *3 (Nov.18, 1958)	Executive Vice President, Chief Financial Officer/ General Manager of Accounts and Finance Department, Responsible for Finance and Business alliance	April 1982 June 2005	Entered NTT Public Corporation Senior Manager of Accounts and Finance Department of the Company	15,000	June 2018	June 2012
		July 2008	Vice President of Finance and Accounting Department of NTT
		June 2011	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company
		June 2012	Senior Vice President, General Manager of Accounts and Finance Department of the Company
		June 2014	Executive Vice President, Chief Financial Officer, General Manager of Accounts and Finance Department, Responsible for Finance and Business alliance of the Company

Kiyohiro Omatsuzawa *3 (June 22, 1957)	Executive Vice President/ General Manager of Corporate Strategy & Planning Department, Responsible for Broadband business	April 1981	Entered NTT Public Corporation	17,300	June 2018	June 2014
		July 2009	General Manager of Procurement and Supply Department, General Manager of Corporate Strategy and Planning Department of the Company
		June 2010	Senior Vice President, General Manager of Procurement and Supply Department of the Company
		June 2012	Senior Vice President, Executive General Manager of Chugoku Regional Office of the Company
		June 2014	Executive Vice President, General Manager of Network Department, Responsible for Network and Preparation for 2020 of the Company
		July 2015	Executive Vice President, Responsible for Network and Preparation for 2020 of the Company
		June 2016	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband business of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Hiroshi Tsujigami *3 (Sep. 8, 1958)	Executive Vice President/ Executive General Manager of Sales and Marketing Division	April 1983	Entered NTT Public Corporation	1,000	June 2018	June 2016
		October 2000	Senior Manager of Department I of NTT
		July 2003	Senior Manager of Corporate Strategy Planning Department of NTT WEST
		July 2007	General Manager of Business Management Corporate Strategy Planning Department of NTT
		June 2008	Outside Director of the Company
		June 2012	Senior Vice President of Corporate Strategy Planning, Member of the Board of Directors of NTT
		June 2012	Member of the Board of Directors of NTT EAST
		June 2016	Executive Vice President, Executive General Manager of Sales and Marketing Division of the Company

Kouji Furukawa *3 (July 31, 1960)	Executive Vice President/ Executive General Manager of Corporate Sales and Marketing Division, General Manager of TOHOKU Reconstruction Support Office	April 1984	Entered NTT Public Corporation	4,200	June 2018	June 2016
		June 2004	General Manager of Accounts and Finance Department, General Manager of Audit Office of NTT DoCoMo Hokuriku, Inc.
		July 2005	Senior Manager of Human Resources Management Department of the Company
		June 2008	General Manager of Carrier and Regulatory Affairs Office of the Company
		June 2012	General Manager of Corporate Sales and Marketing Department I of the Company
		June 2013	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company
		June 2016	Executive Vice President, Executive General Manager of Corporate Sales and Marketing Division, General Manager of TOHOKU Reconstruction Support Office of the Company

Kyoji Murakami *3 (Nov. 28, 1961)	Executive Vice President/ Executive General Manager of Smart-life Business Division	April 1986	Entered NTT	5,300	June 2018	June 2016
		July 2004	Senior Manager of Corporate Strategy and Planning Department of the Company
		June 2009	General Manager of Chiba Branch of the Company
		July 2012	Senior Manager of Frontier Services Department of the Company, Senior Executive Vice President of docomo Healthcare, Inc.
		June 2013	Senior Vice President of the Company, Senior Executive Vice President of docomo Healthcare, Inc., Responsible for Medical/Healthcare Business Promotion
		June 2015	Senior Vice President, General Manager of Smart-life Solutions Department of the Company
		June 2016	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Seiji Maruyama *3 (Apr. 20, 1961)	Senior Vice President/ General Manager of Human Resources Management Department	April 1985	Entered NTT	6,500	June 2018	June 2016
		July 2004	Senior Manager of Communication Device Development Department of the Company
		May 2007	Senior Manager of Corporate Strategy and Planning Department of the Company
		July 2008	Senior Manager of Human Resources Management Department of the Company
		June 2010	General Manager of Product Department of the Company
		June 2014	Senior Vice President, General Manager of Product Department of the Company
		June 2016	Senior Vice President, General Manager of Human Resources Management Department of the Company

Kaoru Kato (May 20, 1951)	Corporate Advisor	April 1977	Entered NTT Public Corporation	37,700	June 2018	June 2008
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		June 2012	President and Chief Executive Officer of the Company
		June 2016	Corporate Advisor of the Company

Teruyasu Murakami *4*5 (Oct 15, 1945)	—	April 1968	Entered Nomura Research Institute, Ltd. (“NRI”)	6,400	June 2018	June 2013
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI

		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)

		June 2013	Director of the Company
(Principal concurrent positions) Director of Research Institute for Industrial Strategy

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Noriko Endo *4*5 (Name on Family Register: Noriko Tsujihiro) (May 6, 1968)	—	June 1994	Entered DIAMOND, Inc.	1,000	June 2018	June 2016
		April 2004	Concurrently serve as Director of Kyushu University Tokyo Office
		April 2006	Deputy Editor of Diamond Weekly, DIAMOND, Inc.
		September 2013	Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo (To the present)
		April 2015	Project Professor, Graduate School of Media and Governance, Keio University (To the present)
		April 2015	Adjunct Researcher, Environmental Research Institute, Waseda University (To the present)
		June 2016	Director of the Company

(Principal concurrent positions)

Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo

Project Professor, Graduate School of Media and Governance, Keio University

Adjunct Researcher, Environmental Research Institute, Waseda University

Shinichiro Ueno (June 21, 1966)	—	April 1991	Entered NTT	1,000	June 2018	June 2016
		May 2004	Manager of Corporate Strategy Planning Department of NTT EAST
		October 2004	Senior Manager of Corporate Strategy Planning Department of NTT EAST
		July 2009	General Manager of Plant Department, Kanagawa Branch, Senior Manager of Wide-Area Network Center, Network Business Headquarters of NTT EAST
		July 2009	Member of the Board of Directors of NTT East-Kanagawa, Inc.
		July 2012	Senior Manager, Technology Planning Department of NTT
		July 2015	Vice President of R&D Planning Research and Development Planning Department of NTT (To the present)
		June 2016	Director of the Company
(Principal concurrent positions) Vice President of R&D Planning Research and Development Planning Department of NTT

Audit & Supervisory Board Member :

Tooru Kobayashi *6 (Aug. 8, 1952)	Full-time Audit & Supervisory Board Member	April 1976	Entered NTT Public Corporation	18,900	June 2020	June 2014
		July 2008	Executive Vice President, Executive General Manager of Tokai Regional Office of the Company
		June 2011	Representative Director, Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co., Ltd. (“SMCC”)
		April 2012	Representative Director, Senior Executive Vice President, Member of the Board of Directors of SMCC
		June 2013	President, Representative Directors of DOCOMO Service, Inc.
		June 2014	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Naoto Shiotsuka *6*7 (July 15, 1952)	Full-time Audit & Supervisory Board Member	April 1977	Entered NTT Public Corporation	6,400	June 2019	June 2013
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer), In charge of CSR of NTT DATA
		June 2011	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation
		June 2013	Audit & Supervisory Board Member of the Company

Toshimune Okihara *6*7 (Aug. 29, 1954)	Full-time Audit & Supervisory Board Member	April 1979	Entered NTT Public Corporation	3,600	June 2019	June 2014
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Communications Corporation (“NTT Com”)
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Director of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Director of NTT Com
		June 2011	President and Chief Executive Officer of NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation)
		June 2014	Audit & Supervisory Board Member of the Company

Yutaka Kawataki *4*6*7 (Dec. 18, 1953)	Full-time Audit & Supervisory Board Member	April 1977	Entered The Board of Audit of Japan	2,100	June 2019	June 2015
		March 2013	Deputy Secretary General of The Board of Audit of Japan
		April 2014	Secretary General of The Board of Audit of Japan
		June 2015	Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Eiko Tsujiyama *4*7 (Dec. 11, 1947)	Audit & Supervisory Board Member	August 1980	Assistant Professor, Humanities Department, Ibaraki University	3,300	June 2019	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University

		April 1991	Professor, Faculty of Economics, Musashi University

		April 2003	Professor, Faculty of Commerce, Waseda University (To the present)

		June 2008	Outside Corporate Auditor of Mitsubishi Corporation (To the present)

		June 2010	Outside Director of ORIX Corporation (To the present)

		May 2011	Outside Corporate Auditor of Lawson, Inc. (To the present)

		June 2011	Audit & Supervisory Board Member of the Company (To the present)

		June 2012	Outside Audit & Supervisory Board Member of Shiseido Company, Limited (To the present)

(Principal concurrent positions)

Professor, Faculty of Commerce, Waseda University
Outside Corporate Auditor of Mitsubishi Corporation

Outside Directors of ORIX Corporation

Outside Corporate Auditor of Lawson, INC.

Outside Audit & Supervisory Board Member of Shiseido Company, Limited

*1	DOCOMO shares owned as of May 31, 2016
*2	Representative director
*3	Concurrently serves as an executive officer
*4	Independent director/auditor
*5	Outside director
*6	Full-time audit & supervisory board member
*7	Outside audit & supervisory board member

The following table shows information about our executive officers as of June 24, 2016, including their positions and responsibilities.

Name	Position	Responsibility
Hajime Kii	Executive Vice President	Executive General Manager of Kansai Regional Office

Kazuhiro Takagi	Executive Vice President	Executive General Manager of Kyushu Regional Office

Syohei Sakaguchi	Senior Vice President	Executive General Manager of Hokkaido Regional Office

Michio Fujiwara	Senior Vice President	Executive General Manager of Tohoku Regional Office

Makoto Tani	Senior Vice President	Executive General Manager of Tokai Regional Office

Ichiro Nishino	Senior Vice President	Executive General Manager of Hokuriku Regional Office

Yohji Maruyama	Senior Vice President	Executive General Manager of Chugoku Regional Office

Osamu Hirokado	Senior Vice President	Executive General Manager of Shikoku Regional Office

Tomohisa Ueno	Senior Vice President	General Manager of Tokyo Branch

Hikaru Kawachiyama	Senior Vice President	General Manager of Kanagawa Branch

Hiroshi Nakamura	Senior Vice President	General Manager of R&D Strategy Department

Minoru Etoh	Senior Vice President	General Manager of Innovation Management Department

Koichi Takahara	Senior Vice President	General Manager of Smart-life Solutions Department

Ken Yoshizaki	Senior Vice President	General Manager of Financial Business Department

Hozumi Tamura	Senior Vice President	General Manager of Smart-life Planning Department General Manager of Global Service Planning Office

Kenichi Mori	Senior Vice President	General Manager of Product Department

Taku Yamazaki	Senior Vice President	General Manager of Radio Access Network Engineering Department

Shigeto Torizuka	Senior Vice President	General Manager of Sales Promotion Department

Kouji Tsubouchi	Senior Vice President	General Manager of Public Relations Department Deputy General Manager of Mobile Society Research Institute

Mayumi Teteishi	Senior Vice President	Senior Executive Vice President of OAK LAWN MARKETING, INC. Engages in: -Commerce Business Promotion

(Note)	Directors who concurrently serve as an executive officer are not included in the above list.

B.	Compensation

The aggregate compensation to directors and audit & supervisory board members during the year ended March 31, 2016 was as follows:

Position	Total Compensation	Millions of yen				Number of Persons
		Breakdown of Compensation
		Base Salary	Stock Option	Bonus	Retirement Bonus
Directors *1	¥508	¥405	—	¥103	—	13
Audit & supervisory board member *2	¥30	¥30	—	—	—	1
Outside director/audit & supervisory board member	¥109	¥109	—	—	—	6

Total	¥648	¥544	—	¥103	—	20

(Notes)

1.	Upper limits on compensation to directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Directors include one director who retired at the end of the 24th ordinary general meeting of shareholders held on June 18, 2015.
3.	Outside director/ audit & supervisory board member includes one outside audit & supervisory board member who retired at the end of the 24th ordinary general meeting of shareholders held on June 18, 2015.
*1	Excluding outside director(s)
*2	Excluding outside audit & supervisory board member(s)

C.	Board Practices

Information required by this item is set forth in Items 6.A. and 6.B. of this annual report. We do not have any contracts with directors or audit & supervisory board members providing for severance benefits upon termination of employment.

In order to enable our directors (including former directors) and audit & supervisory board members (including former audit & supervisory board members) to fully perform the roles expected of them in the execution of their work duties, we are permitted, pursuant to the Companies Act and our Articles of Incorporation, to release directors and audit & supervisory board members from liability for damages resulting from neglect of duties, with such release to be made by resolution of the Board of Directors, and to be within the range permitted by law. Further, we can conclude agreements with directors (excluding directors with executive authority over operations, etc.) and audit & supervisory board members limiting their liability for damages resulting from neglect of duties. However, the liability limit pursuant to these agreements is the amount stipulated by law.

D.	Employees

As of March 31, 2016, DOCOMO and its subsidiaries had 26,129 employees representing an increase of 449 employees since March 31, 2015. As of March 31, 2015, 2014 and 2013 we had 25,680, 24,860, and 23,890 employees, respectively. The average number of temporary employees for the year ended March 31, 2016 was 11,759.

Of our 26,129 employees on March 31, 2016, 2,600 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2016, 1,561 employees were working at overseas consolidated subsidiaries.

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

As of May 31, 2016, our directors and audit & supervisory board members owned 193,600 of our shares. Currently, all of our full-time directors and audit & supervisory board members participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2016, NTT owned 2,469,084,400 shares, or 65.66% of our outstanding voting shares and 62.37% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 35.26% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see “B.9. Relationship with NTT” in Item 4.

There was no change in NTT’s share ownership of our total issued shares in the fiscal years ended March 31, 2014 and 2015. In March 2016, in response to our repurchase of shares by way of tender offer, NTT sold a portion of its interest and NTT’s share ownership of the Company’s total issued shares fell from 63.32% to 60.43%. At the end of March 2016, we canceled approximately 12.72 million shares, which were held as treasury stock, increasing NTT’s share ownership of the Company’s total issued shares from 60.43% to 62.37%.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2016 were as follows:

Category	Number of Shareholders	Number of Shares Held	Issued Voting Shares
Japanese financial institutions	246	389,402,082	9.84
Japanese securities companies	52	80,315,793	2.03
Other Japanese corporations	1,666	2,502,091,437	63.21
Foreign corporations and individuals	1,086	576,239,632	14.56
Japanese individuals, treasury shares and others	251,922	410,494,056	10.37

Total	254,972	3,958,543,000	100.00

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2016, 21,981,508 shares of our common stock were held in the form of 21,981,508 ADRs. According to our register of shareholders, as of March 31, 2016, there were 254,972 holders of common stock of record worldwide. As of March 31, 2016, there were 253 group record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 6.7% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

We have entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see “B.9. Relationship with NTT” in Item 4.

With NTT FINANCE, we have also entered into contracts for bailments of cash for consumption and a contract regarding the transfer of receivables based on a basic contract regarding the transfer of billing claims and account receivables relating to the company’s mobile communications services, installment receivables for subscribers’ equipment purchases and others. NTT and its subsidiaries collectively own 100.0% of the voting interest in NTT FINANCE as of March 31, 2016. For information regarding our transactions with NTT FINANCE, see “Notes to Consolidated Financial Statements—Related Party Transactions” in Note 15.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “B.10. Legal Proceedings” in Item 4 of this annual report.

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

We expect to pay an annual dividend of ¥80 per share for the year ending March 31, 2017, which will consist of a ¥40 interim dividend and a ¥40 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2016, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Since October 1998, our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”).

On June 3, 2016, the closing sale price of our shares on the TSE was ¥2,743 per share. Our shares are also quoted and traded through the “NYSE.”

On April 28, 2016, our Board of Directors resolved to apply for voluntary delisting of our ADSs from the NYSE around March 2018. Since our listing our ADSs on the NYSE in March 2002, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards. In this environment, we believe the significance to continue listing on the NYSE has faded, taking into account the fact that the trading volume of our ADSs on the NYSE accounts for only a small fraction of the total trading volume of our shares.

The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Index (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE*1*2		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Year ended March 31,	High	Low	High	Low	High	Low
2012	1,518	1,336	879.48	703.88	10,255.15	8,135.79
2013	1,497	1,119	1,061.75	692.18	12,650.26	8,238.96
2014	1,756	1,358	1,308.08	971.33	16,320.22	11,805.78
2015	2,252.5	1,515	1,594.71	1,121.50	19,778.60	13,885.11
1st Quarter	1,778	1,515	1,273.80	1,121.50	15,442.67	13,885.11
2nd Quarter	1,934.5	1,731	1,346.43	1,224.85	16,374.14	14,753.84
3rd Quarter	1,898	1,612.5	1,454.22	1,177.22	18,030.83	14,529.03
4th Quarter	2,252.5	1,731	1,594.71	1,343.29	19,778.60	16,592.57
2016	2,888	1,961	1,702.83	1,193.85	20,952.71	14,865.77
1st Quarter	2,399.5	2,040.5	1,686.61	1,519.41	20,952.71	18,927.95
2nd Quarter	2,873.5	1,961	1,702.83	1,371.44	20,946.93	16,901.49
3rd Quarter	2,586	2,008.5	1,609.76	1,414.20	20,012.40	17,389.57
4th Quarter	2,888	2,265.5	1,544.73	1,193.85	18,951.12	14,865.77

Calendar Year 2015
December	2,586	2,304.5	1,607.27	1,502.55	20,012.40	18,562.51

Calendar Year 2016
January	2,581	2,265.5	1,544.73	1,301.49	18,951.12	16,017.26
February	2,888	2,472.5	1,463.79	1,193.85	17,905.37	14,865.77
March	2,730	2,462.5	1,384.35	1,284.50	17,291.35	15,857.37
April	2,760	2,422	1,412.98	1,250.77	17,613.56	15,471.80
May	2,864	2,642	1,380.88	1,289.01	17,251.36	15,975.47
June (through June 3, 2016)	2,796	2,705	1,374.37	1,329.53	17,145.94	16,525.47

*1	As we conducted a 1:100 stock split with an effective date of October 1, 2013, figures provided for “TSE” are adjusted accordingly.
*2	Since TSE introduced the sub-yen tick sizes for TOPIX100 stocks on July 22, 2014 (¥0.5 tick sizes was introduced between ¥1,000 and ¥5,000), the stock prices from 2nd quarter of fiscal year ended March 31, 2015 contain decimals.

Since March 2002, our American Depositary Shares have been listed on the NYSE. On June 3, 2016, the closing sale price of American Depositary Shares on the NYSE was $25.40 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Year ended March 31,	High	Low
2012	19.55	16.56
2013	17.49	13.81
2014	16.74	14.58
2015	18.64	14.42
1st Quarter	17.35	15.02
2nd Quarter	18.10	16.62
3rd Quarter	17.12	14.60
4th Quarter	18.64	14.42
2016	23.91	16.55
1st Quarter	19.34	17.24
2nd Quarter	22.64	16.55
3rd Quarter	20.94	17.02
4th Quarter	23.91	19.43

Calendar Year 2015
December	20.94	19.10

Calendar Year 2016
January	22.81	19.43
February	23.91	22.24
March	23.85	22.24
April	25.16	22.25
May	25.99	24.33
June (through June 3, 2016)	25.42	24.82

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” in Item 9 of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The Companies Act provides that compensation for directors is fixed by resolution of a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each directors. The Board of Directors may, by its resolution, leave such decision to the discretion of the Company’s president.

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

At present, our authorized share capital is 17,460,000,000 shares with no par value of which 3,958,543,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

For information as to Japanese taxes on dividends, see “E. Taxation—Japanese Taxation” in Item10.

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

Under the Companies Act and our Articles of Incorporation, any shareholder of record as of the relevant record date who is holding 300 or more voting rights or 1 percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to our director at least eight weeks prior to the date of such meeting. To the contrary, under the Act on Book-Entry, such shareholder is not required to be registered in the register of shareholders when exercising the right of proposal, but such shareholder is required to make an application though an account management institution to JASDEC, which will then give us notice of the name and address of such shareholder, the number of shares held by such shareholder and other requisite information, and to exercise the right of proposal within four weeks from such notice.

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2016, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

The current ADS/share ratio is one ADS per each share of common stock*.

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

On June 3, 2016, the closing price of our shares on the Tokyo Stock Exchange was ¥2,743 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000.

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

We were not a counterparty to any interest rate swap arrangements designated as instruments hedging the changes in fair value as of March 31, 2015 and 2016 and did not enter into any interest rate swaps designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2015 and 2016.

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/16
		Year ending March 31,
		2017	2018	2019	2020	2021	Thereafter	Total
DEBT
Corporate bonds
Japanese Yen Bonds	1.2%	—	¥60,000	¥110,000	—	—	¥50,000	¥220,000	¥227,517
Borrowings from banks and others
Japanese Yen Loans	0.9%	200	200	—	—	—	—	400	402

Long term debt, including current portion Total		¥200	¥60,200	¥110,000	—	—	¥50,000	¥220,400	¥227,919

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2016, the foreign exchange forward contracts outstanding totaled ¥2,965 million, with an unrealized gain of ¥11 million. As of March 31, 2016, the foreign currency option contracts outstanding totaled ¥63,652 million, with an unrealized loss of ¥2,415 million.

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

	Millions of yen
	March 31, 2016
	Carrying Amount	Fair Value
Equity securities available-for-sale	¥170,477	¥170,477
Debt securities available-for-sale	—	—

Total	¥170,477	¥170,477

Concentrations of credit risk

As of March 31, 2016, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥283,274 million, and the amount of receivables held for sale was ¥1,237,437 million. For information regarding our transactions with NTT FINANCE, see “Notes to Consolidated Financial Statements—Related Party Transactions” in Note 15.

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

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $45,000 for the calendar year 2015. Furthermore, from April 1, 2015 to March 31, 2016, the Bank of New York Mellon has waived a total of $131,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1. Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2016 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2016 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016 by using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2016 was effective.

Our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2016, which appears on page F-3 of this annual report on Form 20-F.

3. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit & Supervisory Board has resolved to elect Ms. Eiko Tsujiyama as “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside audit & supervisory board member under the Companies Act and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 24, 2016, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC to perform an annual audit of the Company’s financial statements.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the years ended March 31, 2015 and 2016.

	Millions of yen
	Year ended March 31,
	2015	2016
Audit fees *1	¥1,122	¥1,176
Audit-related fees *2	3	3
Tax-related fees *3	48	39
All other fees *4	10	76

Total	¥1,183	¥1,294

*1	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
*2	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
*3	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
*4	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs *1 through *3, such as providing guidance and counsel on International Financial Reporting Standards.

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

For the fiscal year ended March 31, 2016, all of the services provided by KPMG AZSA LLC and its affiliates were approved by the Company’s Board of Directors and the Audit & Supervisory Board pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

•

the listed company must provide for appropriate funding, as determined by its Audit & Supervisory Board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the Audit & Supervisory Board, and (iii) ordinary administrative expenses of the audit & supervisory board members that are necessary or appropriate in carrying out its duties.

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to 30, 2015	0	—	0	0
May 1 to 31, 2015	43	2,263.5	0	0
June 1 to 30, 2015	0	—	0	0
July 1 to 31, 2015	0	—	0	0
August 1 to 31, 2015	0	—	0	0
September 1 to 30, 2015	0	—	0	0
October 1 to 31, 2015	0	—	0	0
November 1 to 30, 2015	0	—	0	0
December 1 to 31, 2015	0	—	0	0
January 1 to 31, 2016	0	—	0	0
February 1 to 29, 2016	0	—	0	0
March 1 to 31, 2016	120,867,062	2,544	120,867,062	99,132,938
Total	120,867,105	2,544	120,867,062	99,132,938

*	Shares purchased include compulsory acquisition of less-than-one-unit shares purchased from time to time

(Note)	On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from February 1, 2016 through December 31, 2016. To be more specific, repurchase by a tender offer (up to 137,578,616 outstanding shares of its common stock at an amount in total not exceeding ¥350,000 million, ¥2,544 per common share from during the period from February 8, 2016 through March 7, 2016) resolved at the meeting of the Board of Directors held on February 5, 2016.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

Under the Companies Act, Japanese joint stock corporations (kabushiki kaisha) above a certain size whose shares are transferable without the approval of such corporations, including the Company, may elect to structure their corporate governance system as either, a company with an audit & supervisory board (kansayakukai secchigaisha), a company with nominating committees or similar (shimei iinkaitou secchikaisha), or a company with audit and supervisory committees (kansatou iinkai secchikaisha). The company with audit or similar committees is a new corporate governance system introduced by the Companies Act amendment enacted as of May 1, 2015. The Company is currently a company with an audit & supervisory board.

As a company with an audit & supervisory board, the Company is not required under the Companies Act to have any outside director.

However, due to the amendment described above, new rules to promote the establishment of outside director are established and if a listed company greater than a certain scale does not have any outside director appointed, the Company is obligated to explain why it is not appropriate to appoint an outside director at the annual general meeting of shareholders.

Also, the definition of outside director has been revised in this amendment of the Companies Act and outside director are now defined as those who fulfill all of the conditions below:

•

A person who is not an Executive Director, Executive Officer, manager or other employee (hereafter, “Executive Director, etc.”) of the Company or its subsidiaries and have not been an Executive Director, etc. of the Company or its subsidiaries in the ten years prior to appointment as an outside director;

•

A person who has been a director, accounting advisor or audit & supervisory board member of the Company or its subsidiaries at any time in the ten years prior to appointment as an outside director, those who have not been an executive director, etc. of the Company or its subsidiaries in the ten years prior to the appointment to the said position;

•	A person who is not a Parent Company, etc. of the Company (limited to a natural person) or a director, executive officer, manager or other employee of a Parent Company, etc.;

•	A person who is not an Executive Director, etc. of a subsidiary, etc. of the Parent Company, etc. of the Company (excluding the Company and its subsidiaries); and

•

A person who is not a spouse or relative within the second degree of kinship of a director, executive officer, manager or other important employee of the Company, nor its Parent Company, etc (limited to a natural person).

The tasks of auditing the performance of its directors and auditing the performance of accounting auditors are assigned to the Company’s audit & supervisory board members, who are separate from the Company’s directors. Under the Companies Act, at least one half of a company’s audit & supervisory board members are required to be outside audit & supervisory board members who must meet certain requirements. Due to the amendment to the Companies Act, the definition of outside audit & supervisory board members has also been revised, and outside audit & supervisory board members are defined as those who meet all of the following requirements:

•	A person who has not been a director, accounting advisor, executive officer, manager or other employee of the Company or its subsidiaries within the ten years prior to the appointment;

•

A person who has been an audit & supervisory board member of the Company or its subsidiaries at any time in the ten years prior to this appointment, the person who has not been a director, accounting advisor, executive officer, manager or employee of the Company or its subsidiaries in the ten years prior to the appointment to the said audit & supervisory board member position;

•

A person who is not a Parent Company, etc. of the Company (limited to a natural person) or a director, audit & supervisory board member, executive officer, manager or other employee of a Parent Company, etc.;

•	A person who is not an Executive Director, etc. of a subsidiary, etc. of Parent Company, etc. (excluding the Company and its subsidiaries); and

•

A person who is not the spouse or a relative within the second degree of kinship of a director, manager or other important employee of the Company, nor its Parent Company, etc. (limited to a natural person).

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one independent director/auditor. Further, the regulations state that companies must take efforts to secure at least one independent director/auditor who is a director. An independent director/auditor is defined as an outside director/audit & supervisory board member who is unlikely to have conflicts of interest with general investors. As of June 2016, we have appointed two outside directors and two outside audit & supervisory board members as independent director/auditor. These outside directors and outside audit & supervisory board members meet the revised criteria for outside directors or outside audit & supervisory board members under the aforementioned Companies Act amendment.

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

Under the audit & supervisory board member system that the Company employs, the Audit & Supervisory Board is a legally separate and independent body from the Board of Directors. The function of the Audit & Supervisory Board and each audit & supervisory board member is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to audit the performance of directors, and express an opinion if it is the opinion of the Audit & Supervisory Board that the method, or the results of the audit report by the Company’s accounting firm is not suitable and express the reason for such opinion, for the protection of the Company’s shareholders. Further, due to the aforementioned amendments to the Companies Act, agenda items for shareholder’s meetings in relation to the selection, termination or discontinuation of accounting auditors will be determined by the Audit & Supervisory Board.

Under the Companies Act, the Company is required to have not less than three audit & supervisory board members. The Articles of Incorporation of the Company permit it to have up to five audit & supervisory board members. Currently, five audit & supervisory board members of the Company have been elected. The term of office of each audit & supervisory board member is up to four years after his/her election, whereas the term of office of each director is up to two years after his/her election.

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

The compensation amount for each director is determined by the Company’s President or another directors who is delegated to do so by the Board of Directors, and that for each audit & supervisory board member is determined upon consultation among the audit & supervisory board members.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation) *1
1.2	Share Handling Regulations of the registrant (English translation) *2
1.3	Regulations of the Board of Directors of the registrant (English translation) *1
1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation) *1
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)
8.1	List of Significant Subsidiaries (See “B.1. Business Overview” in Item 4 of this Form 20-F)
11.1	Code of Ethics (English translation) *3
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 26, 2015 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*3	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

Google and Android are trademarks or registered trademarks of Google Inc.

Wi-Fi is a registered trademark of the Wi-Fi Alliance.

TM and © 2016 Apple Inc. All rights reserved. iPad and iPhone are trademarks of Apple Inc., registered in the U.S. and other countries. The iPhone trademark is used under a license from AIPHONE CO., LTD.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 24, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 24, 2016

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2015 and 2016

	Millions of yen
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥354,437
Short-term investments
Third parties	3,757	5,872
Related parties	240,000	—
Accounts receivable
Third parties	258,761	232,698
Related parties	5,830	4,342
Receivables held for sale	897,999	972,851
Credit card receivables	234,412	276,492
Other receivables
Third parties	30,576	61,334
Related parties	296,699	319,762

Total accounts receivable, receivables held for sale, credit card receivables and other receivables	1,724,277	1,867,479
Less: Allowance for doubtful accounts	(14,100)	(17,427)

Total accounts receivable, receivables held for sale, credit card receivables and other receivables, net	1,710,177	1,850,052
Inventories	186,275	153,876
Deferred tax assets	61,512	107,058
Prepaid expenses and other current assets
Third parties	98,618	101,790
Related parties	9,484	7,108

Total current assets	2,415,376	2,580,193

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,084,416
Buildings and structures	890,382	896,815
Tools, furniture and fixtures	508,810	468,800
Land	200,736	199,054
Construction in progress	193,497	190,261

Sub-total	6,820,815	6,839,346
Accumulated depreciation and amortization	(4,309,748)	(4,398,970)

Total property, plant and equipment, net	2,511,067	2,440,376

Non-current investments and other assets:
Investments in affiliates	439,070	411,395
Marketable securities and other investments	195,047	182,905
Intangible assets, net	636,319	615,013
Goodwill	266,311	243,695
Other assets
Third parties	430,633	468,895
Related parties	15,090	10,208
Deferred tax assets	237,427	261,434

Total non-current investments and other assets	2,219,897	2,193,545

Total assets	¥7,146,340	¥7,214,114

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2015 and 2016

	Millions of yen
	2015	2016
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	1,764
Accounts payable, trade
Third parties	664,945	611,835
Related parties	146,854	181,249
Accrued payroll	54,955	53,837
Accrued income taxes	68,563	165,332
Other current liabilities
Third parties	169,631	198,292
Related parties	7,103	7,310

Total current liabilities	1,114,302	1,219,819

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,200
Accrued liabilities for point programs	89,929	75,182
Liability for employees’ retirement benefits	173,872	201,604
Other long-term liabilities
Third parties	127,932	136,602
Related parties	1,700	1,381

Total long-term liabilities	613,833	634,969

Total liabilities	1,728,135	1,854,788

Redeemable noncontrolling interests	15,589	16,221

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—
Authorized shares
17,460,000,000 shares as of March 31, 2015 and 2016
Issued shares
4,085,772,000 shares as of March 31, 2015
3,958,543,000 shares as of March 31, 2016
Outstanding shares
3,881,483,855 shares as of March 31, 2015
3,760,616,750 shares as of March 31, 2016	949,680	949,680
Additional paid-in capital	339,783	330,482
Retained earnings	4,397,228	4,413,030
Accumulated other comprehensive income (loss)	52,599	14,888
Treasury stock
204,288,145 shares as of March 31, 2015
197,926,250 shares as of March 31, 2016	(359,218)	(405,832)

Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,302,248
Noncontrolling interests	22,544	40,857

Total equity	5,402,616	5,343,105

Commitments and contingencies
Total liabilities and equity	¥7,146,340	¥7,214,114

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2014, 2015 and 2016

	Millions of yen
	2014	2015	2016
Operating revenues:
Telecommunications services
Third parties	¥2,942,847	¥2,727,891	¥2,789,673
Related parties	21,133	19,264	25,834
Equipment sales
Third parties	870,597	903,231	859,875
Related parties	1,403	858	611
Other operating revenues
Third parties	582,938	682,967	806,491
Related parties	42,285	49,186	44,600

Total operating revenues	4,461,203	4,383,397	4,527,084

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	808,790	876,285	933,027
Related parties	250,829	283,229	315,526
Cost of equipment sold (exclusive of items shown separately below)	785,209	853,062	881,471
Depreciation and amortization	718,694	659,787	625,934
Impairment loss	—	30,161	9,063
Selling, general and administrative
Third parties	876,903	835,882	806,626
Related parties	201,579	205,920	172,413

Total operating expenses	3,642,004	3,744,326	3,744,060

Operating income	819,199	639,071	783,024

Other income (expense):
Interest expense	(1,211)	(797)	(512)
Interest income	1,680	1,283	987
Other, net	13,381	4,326	(5,478)

Total other income (expense)	13,850	4,812	(5,003)

Income before income taxes and equity in net income (losses) of affiliates	833,049	643,883	778,021
Income taxes:
Current	319,683	218,552	267,249
Deferred	(11,704)	19,515	(55,530)

Total income taxes	307,979	238,067	211,719

Income before equity in net income (losses) of affiliates	525,070	405,816	566,302
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(69,117)	(7,782)	(5,060)

Net income	455,953	398,034	561,242

Less: Net (income) loss attributable to noncontrolling interests	8,776	12,059	(12,864)

Net income attributable to NTT DOCOMO, INC.	¥464,729	¥410,093	¥548,378

Per share data:
Weighted average common shares outstanding—Basic and Diluted	4,146,760,100	4,038,191,678	3,880,823,341

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥112.07	¥101.55	¥141.30

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2014, 2015 and 2016

	Millions of yen
	2014	2015	2016
Net income	¥455,953	¥398,034	¥561,242
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,751	22,468	(4,715)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	(84)	120	(1278)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(76)	(20)	(148)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	59	16	31
Foreign currency translation adjustment, net of applicable taxes	31,653	29,678	(10,324)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	6,010	—	(263)
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	11,929	(9,159)	(21,634)
Prior service cost arising during period, net	3,361	—	—
Less: Amortization of prior service cost	(1,457)	(894)	(824)
Less: Curtailment gain	(3,294)	—	—
Less: Amortization of actuarial gains and losses	1,963	1,104	1417
Less: Amortization of transition obligation	80	72	33

Total other comprehensive income (loss)	58,895	43,385	(37,705)

Comprehensive income	514,848	441,419	523,537

Less: Comprehensive (income) loss attributable to noncontrolling interests	8,583	11,683	(12,870)

Comprehensive income attributable to NTT DOCOMO, INC.	¥523,431	¥453,102	¥510,667

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2014, 2015 and 2016

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance as of March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565

Cash dividends declared (¥60 per share)			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared (¥60 per share)			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income (loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616

Purchase of treasury stock					(307,486)	(307,486)		(307,486)
Retirement of treasury stock			(260,872)		260,872	—		—
Cash dividends declared (¥70 per share)			(271,704)			(271,704)		(271,704)
Cash distributions to noncontrolling interests						—	(2,390)	(2,390)
Acquisition of new subsidiaries						—	22	22
Changes in interest in subsidiaries		(9,301)				(9,301)	8,489	(812)
Others						—	(46)	(46)
Net income			548,378			548,378	12,232	560,610
Other comprehensive income (loss)				(37,711)		(37,711)	6	(37,705)

Balance as of March 31, 2016	¥949,680	¥330,482	¥4,413,030	¥14,888	¥(405,832)	¥5,302,248	¥40,857	¥5,343,105

*	Changes in the redeemable noncontrolling interest are not included in the table.

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2014, 2015 and 2016

	Millions of yen
	2014	2015	2016
Cash flows from operating activities:
Net income	¥455,953	¥398,034	¥561,242
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	718,694	659,787	625,934
Deferred taxes	(11,704)	19,515	(55,530)
Loss on sale or disposal of property, plant and equipment	34,303	40,073	36,535
Inventory write-downs	4,415	13,716	18,880
Impairment loss	—	30,161	9,063
Impairment loss on marketable securities and other investments	3,055	902	636
Loss on sale of a subsidiary	—	—	13,117
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	69,117	7,782	5,060
Dividends from affiliates	17,415	17,591	13,929
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(9,269)	17,489	22,406
(Increase) / decrease in receivables held for sale	(149,310)	(110,540)	(74,852)
(Increase) / decrease in credit card receivables	(13,849)	(7,497)	(22,551)
(Increase) / decrease in other receivables	(21,875)	(13,467)	(46,331)
Increase / (decrease) in allowance for doubtful accounts	(2,815)	2,931	3,884
(Increase) / decrease in inventories	(55,264)	32,270	13,125
(Increase) / decrease in prepaid expenses and other current assets	(7,661)	(10,565)	(4,966)
(Increase) / decrease in non-current receivables held for sale	(53,276)	(55,468)	(13,601)
Increase / (decrease) in accounts payable, trade	65,083	5,278	(32,544)
Increase / (decrease) in accrued income taxes	39,691	(107,166)	97,176
Increase / (decrease) in other current liabilities	(40,422)	16,964	31,638
Increase / (decrease) in accrued liabilities for point programs	(27,854)	(23,072)	(14,747)
Increase / (decrease) in liability for employees’ retirement benefits	(10,732)	13,209	27,752
Increase / (decrease) in other long-term liabilities	(32,977)	11,925	11,488
Other, net	29,924	3,125	(17,612)

Net cash provided by operating activities	1,000,642	962,977	1,209,131

Cash flows from investing activities:
Purchases of property, plant and equipment	(498,668)	(493,189)	(434,919)
Purchases of intangible and other assets	(213,508)	(170,203)	(179,010)
Purchases of non-current investments	(16,186)	(5,107)	(3,465)
Proceeds from sale of non-current investments	5,235	1,753	9,345
Acquisitions of subsidiaries, net of cash acquired	(19,213)	—	15
Purchases of short-term investments	(39,084)	(34,613)	(9,523)
Redemption of short-term investments	68,937	50,806	4,659
Proceeds from redemption of long-term bailment for consumption to a related party	10,000	—	240,000
Short-term bailment for consumption to a related party	(70,000)	—	—
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—	—
Other, net	(1,093)	(641)	(2,353)

Net cash used in investing activities	(703,580)	(651,194)	(375,251)

Cash flows from financing activities:
Proceeds from long-term debt	50,000	—	—
Repayment of long-term debt	(74,989)	(248)	(203)
Proceeds from short-term borrowings	13,740	221,606	146,880
Repayment of short-term borrowings	(26,132)	(229,065)	(147,022)
Principal payments under capital lease obligations	(2,128)	(1,729)	(1,389)
Payments to acquire treasury stock	—	(473,036)	(307,486)
Dividends paid	(248,814)	(243,349)	(271,643)
Cash distributions to noncontrolling interests	(1,032)	(1,061)	(2,390)
Other, net	19,562	(7,375)	(355)

Net cash provided by (used in) financing activities	(269,793)	(734,257)	(583,608)

Effect of exchange rate changes on cash and cash equivalents	5,977	1,107	(1,388)

Net increase (decrease) in cash and cash equivalents	33,246	(421,367)	248,884
Cash and cash equivalents at beginning of year	493,674	526,920	105,553

Cash and cash equivalents at end of year	¥526,920	¥105,553	¥354,437

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥886	¥1,539	¥8,241
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,578	876	400
Income taxes	280,434	326,107	176,806
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,513	940	965
Assets of wireless telecommunications equipment acquired through exchanges of similar equipment	—	3,605	3,844
Retirement of treasury stock	—	490,986	260,872

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 35.21% of which is owned by the Japanese government, owns 62.37% of NTT DOCOMO, INC.’s issued stock and 65.66% of NTT DOCOMO, INC.’s voting stock outstanding as of March 31, 2016.

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

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and should consolidate the entity. For the fiscal years ended March 31, 2014, 2015 and 2016, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DOCOMO has identified the following areas where it believes estimates and assumptions are particularly critical to the consolidated financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of goodwill and unamortizable intangible assets, impairment of long-lived assets, impairment of investments, accrued liabilities for point programs, liability for employees’ retirement benefits and revenue recognition.

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years. This modification has been applied prospectively as a change in accounting estimate.

The impact from this change in accounting estimate on the consolidated statements of income resulted in increases in “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” of ¥51,307 million, ¥32,939 million and ¥8.16, respectively, for the fiscal year ended March 31, 2015.

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

Receivables held for sale—

The accounts receivable for DOCOMO’s telecommunications services, installment receivables for subscribers’ equipment purchases and others (“receivables for telecommunications services”) which DOCOMO decides to sell are reclassified to “Receivables held for sale” and “Other assets” in the consolidated balance sheets.

Receivables held for sale are measured at the lower of cost or fair value and the amount by which cost exceeding fair value was ¥7,635 million and ¥7,732 million for the fiscal years ended March 31, 2015 and 2016, respectively, and the amount exceeding fair value was recorded as a valuation allowance in “Allowance for doubtful accounts” and “Other assets” in the consolidated balance sheets.

In addition, the aggregated amount of losses on sales of “receivables for telecommunications services” and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥64,789 million, ¥67,327 million and ¥62,305 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and was recorded as “Selling, general and administrative” expenses in the consolidated statements of income. The fair value of receivables held for sale is measured based on the estimated future discounted cash flows.

Allowance for doubtful accounts—

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2014, 2015 and 2016 resulting in losses totaling ¥4,415 million, ¥13,716 million and ¥18,880 million, respectively, which were included in “Cost of equipment sold” in the consolidated statements of income.

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

Depreciation and amortization expenses of property, plant and equipment for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥480,836 million, ¥479,569 million and ¥460,547 million, respectively.

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

Investments in affiliates—

The equity method of accounting is applied to investments in affiliates where DOCOMO is able to exercise significant influence over the investee, but does not have a controlling financial interest. Under the equity method of accounting, DOCOMO records its share of income and losses of the affiliates and adjusts its carrying amount. DOCOMO periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliates. For some investees accounted for under the equity method, DOCOMO records its share of income or losses of such investees with up to a 3 month lag in its consolidated statements of income.

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

DOCOMO did not hold or transact any trading securities during the fiscal years ended March 31, 2014, 2015 and 2016.

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

For the fiscal years ended March 31, 2015 and 2016, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in DOCOMO’s telecommunications business segment. This reporting unit has recorded goodwill of ¥127,272 million since the change in the reporting units and has passed the first step of the impairment tests by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant for the fiscal years ended March 31, 2014, 2015 and 2016. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and DOCOMO’s most recent views of the mid to long-term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

For the goodwill impairment losses recorded during the fiscal years ended March 31, 2014, 2015 and 2016, see Note 8 “Goodwill and other intangible assets.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

All derivative instruments are recorded in the consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DOCOMO would receive or pay to terminate the contracts at each fiscal year end. For derivative instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized in earnings, which offset the changes in fair value of the related hedged assets or liabilities that are also recognized in earnings of the period. For derivative instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in “Accumulated other comprehensive income (loss)” and reclassified into earnings when the relevant hedged transaction is realized. For derivative instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized in earnings.

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

Claim reserves —

DOCOMO provides customers with an option to purchase “Mobile Device Protection Service,” which represents a comprehensive coverage program for damages or losses incurred to mobile handsets.

Since July 2015, DOCOMO is partially self-insured the claims. The liability associated with the self-insurance consists of the reserve for the reported claims but not paid and an estimated reserve for the claims incurred but not reported.

Based on DOCOMO’s historical experience and the nature of the service, it is expected that a customer would generally make a claim immediately after occurrence of a claim incident. Accordingly, the estimated

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of reserve for the claims incurred but not reported is immaterial. The amount of claim for the reported claims but not paid is also immaterial. DOCOMO has recorded these reserves in “Other current liabilities” in the consolidated balance sheet.

Accrued liabilities for point programs—

DOCOMO offers “docomo Points Service,” which provides points to customers based on the usage of cellular and other services. These points may be exchanged for benefits such as payments on DOCOMO’s products.

On December 1, 2015, DOCOMO began offering “d POINT Service,” which provides individual customers with points that may be earned through, among others, mobile phone usage, making payments with d CARD or DCMX credit cards, or purchasing goods or services at DOCOMO’s partner stores. These points may be exchanged for payments on DOCOMO’s products and mobile phone charges, and payments at DOCOMO’s partner stores. Individual customers may continue using “d POINTs” subsequent to the cancellation of DOCOMO’s mobile telecommunications service contract. All “docomo Points” granted to individual customers from April 1, 2015 through November 30, 2015 were automatically transferred to “d POINTs,” and DOCOMO no longer grants “docomo Points” to any individual customer after December 1, 2015. “docomo Points” granted prior to March 31, 2015 may be used until their expiration date.

DOCOMO records “Accrued liabilities for point programs” relating to the points that customers earn. DOCOMO separately estimates the accrued liabilities for “d POINTs” and for “docomo Points.”

In measuring the accrued liabilities for “docomo Points,” DOCOMO estimates such factors as the point utilization rate reflecting the forfeitures by, among other things, expected cancellation rate of cellular service contracts by customers based on DOCOMO’s historical experiences.

In measuring the accrued liabilities for “d POINTs,” on the other hand, DOCOMO does not estimate the point utilization rate since there is no sufficient empirical evidence to estimate the point utilization rate.

Employees’ retirement benefit plans—

DOCOMO recognizes the funded status of its defined benefit plans, measured as the difference between the plan assets at fair value and the projected benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Services cost for pension benefits of employee earned during the year as well as interest costs on projected benefit obligations are accrued. Actuarial losses (gains) in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and prior service cost due to the changes of benefit plans, both of which are included in “Accumulated other comprehensive income (loss),” are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

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

For the fiscal years ended March 31, 2015 and 2016, DOCOMO believes that subsequent fair value adjustment of redeemable noncontrolling interests is not required because these are not currently redeemable or it is not probable that these will become redeemable. DOCOMO will reassess the probability of redemption annually.

Revenue recognition—

DOCOMO primarily generates revenues from two sources—mobile communications services and equipment sales. These revenue sources are separate and distinct earnings processes. Mobile communications service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

DOCOMO sets its mobile communications services rates in accordance with the Japanese Telecommunications Business Act and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Mobile communications service revenues primarily consist of basic monthly charges, airtime charges and fees for activation. Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for FOMA services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers billing arrangements called “Nikagetsu Kurikoshi” (2 month carry-over) and “Zutto Kurikoshi” and “Packet Kurikoshi,” in which unused allowances are automatically carried over.

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

On June 1, 2015, DOCOMO started providing “Zutto Kurikoshi,” in which the unused allowances of the monthly free minutes and/or packets are automatically and indefinitely carried over up to the upper limit set by each billing plan, and thereby terminated “Nikagetsu Kurikoshi” in principle. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following months. However, the unused allowances are carried over indefinitely, and DOCOMO does not have sufficient empirical evidence to reasonably estimate unused allowances that will be utilized in the following months. Hence DOCOMO deducts and defers amounts allocated to unused allowances from revenues, which do not exceed the upper limit set by each billing plan. The deferred revenues are recognized as revenues in accordance with an actual use of the allowances in the following months.

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

From the fiscal year ended March 31, 2014, DOCOMO has offered a new incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, DOCOMO provides subscribers with the discounts depending on the number of installment payments upon certain events including replacement of the original smartphones.

During the fiscal year ended March 31, 2014, DOCOMO recorded a reduction of revenues based on the maximum potential discount amount of installment receivables as no sufficient empirical evidence was available to reasonably estimate such amounts. From the fiscal years ended March 31, 2015, DOCOMO has recognized estimated future discount amount as a reduction of revenue since DOCOMO developed sufficient empirical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

DOCOMO provides subscribers with options to select installment payments for the purchase of the handset over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among DOCOMO, subscribers and agent resellers, DOCOMO provides financing by providing funds for the purchase of the handset by the subscribers. DOCOMO then includes current installments for the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. This is a separate contract from the mobile communications services contract between DOCOMO and the subscriber or the handset purchase agreement between the agent resellers and the subscriber, and cash collection from the subscriber is the recovery of the cash payment. Therefore, cash collection from subscribers for the purchased handsets does not have an impact on DOCOMO’s revenue.

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

With the commencement of this service, DOCOMO introduced a billing arrangement, “docomo Hikari Pack,” which enables “docomo Hikari” subscribers who also subscribe specific monthly packet communications plan to receive discounted charges.

DOCOMO sells “docomo Hikari” service and packet communications plan service offered in a bundled arrangement, as well as separately. Therefore, each service has a standalone selling price. The total arrangement

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration for “docomo Hikari Pack” is allocated to “optical-fiber broadband service and other telecommunications services” and “packet communications plan service” based on the relative selling prices of the services and each service is separately recognized as revenue at the time each service is provided to the subscribers.

In addition to the above, DOCOMO sells a variety of goods and digital media contents, such as video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, and renders services such as “Mobile Device Protection Service,” of which revenues are included in other operating revenues on the consolidated statements of income. DOCOMO recognizes the related revenues when the following criteria are met. Persuasive evidence of an arrangement or contract exists, delivery has occurred or service has been rendered, the selling price is fixed and collection is reasonably assured.

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

The deferred revenue and deferred charges as of March 31, 2015 and 2016 were as follows:

		Millions of yen
	Locations	2015	2016
Current deferred revenue	Other current liabilities	¥64,796	¥85,434
Long-term deferred revenue	Other long-term liabilities	79,610	102,005
Current deferred charges	Prepaid expenses and other current assets	17,293	14,707
Long-term deferred charges	Other assets	72,801	95,171

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with point programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the service operations and maintenance process.

Income taxes—

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

DOCOMO recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50 percent likely of being realized. Changes in recognition or measurement are reflected in the fiscal year in which the change in judgment occurs. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a part of income tax expense in the consolidated statements of income.

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

DOCOMO did not issue dilutive securities during the fiscal years ended March 31, 2014, 2015 and 2016, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

Foreign currency translation—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The related translation adjustments are included in “Accumulated other comprehensive income (loss).”

Foreign currency receivables and payables of DOCOMO are translated at appropriate year-end current rates and the related translation gains or losses are included in earnings.

The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other income (expense)” in the consolidated statements of income.

(b) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2016.

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

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to partially amend ASU 2014-09.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

DOCOMO has not yet selected a transition method and is currently evaluating the effect that the ASU will have on DOCOMO’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities—

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease—

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2015 and 2016 comprised the following:

	Millions of yen
	2015	2016
Cash	¥92,821	¥97,683
Certificates of deposit	—	50,000
Commercial paper	802	433
Bailment for consumption	11,930	206,321

Total	¥105,553	¥354,437

The commercial paper as of March 31, 2015 and 2016 was classified as available-for-sale securities, fair value of which approximates their amortized amounts.

Information regarding “Bailment for consumption” is disclosed in Note 15 “Related party transactions.”

4. Inventories:

“Inventories” as of March 31, 2015 and 2016 comprised the following:

	Millions of yen
	2015	2016
Finished goods	¥183,325	¥149,356
Materials and supplies	2,950	4,520

Total	¥186,275	¥153,876

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

DOCOMO conducted a recoverability assessment of its long-lived assets including property, plant and equipment and intangible assets of the multimedia broadcasting business for mobile devices based on its business conditions, for the fiscal year ended March 31, 2015.

The estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts. The fair value of long-lived assets related to the multimedia broadcasting business for mobile devices was estimated primarily based on the discounted cash flow method. As a result, the discounted cash flows expected to be generated by the long-lived assets, related to multimedia broadcasting business for mobile devices, would be a negative.

Consequently, since it was necessary to reduce the carrying amounts to fair value for the fiscal year ended March 31, 2015, DOCOMO recorded a non-cash impairment loss of ¥30,161 million, as “Impairment loss” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

During the fiscal year ended March 31, 2016, DOCOMO also recorded a non-cash impairment loss of ¥4,542 million in “Impairment loss” in the consolidated statements of income, related to the multimedia broadcasting business for mobile devices assets which included an impairment loss for the intangible assets of ¥733 million.

During the fiscal year ended March 31, 2016, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices on June 30, 2016.

6. Investments in affiliates:

Sumitomo Mitsui Card Company, Limited.—

Sumitomo Mitsui Card Company, Limited. (“Sumitomo Mitsui Card”) is a credit card operator in Japan and a privately held company.

As of March 31, 2015 and 2016, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

Philippine Long Distance Telephone Company—

Philippine Long Distance Telephone Company (“PLDT”) is a telecommunication operator in the Philippines and a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO held approximately 15% of PLDT’s outstanding common shares and approximately 9% of voting interest in PLDT as of March 31, 2015 and 2016. The ratio of outstanding common shares and voting interest in PLDT held by DOCOMO as of March 31, 2015 and 2016 are disproportionate because PLDT issued voting preferred stock in October, 2012.

DOCOMO applies the equity method of accounting for the investment in PLDT, as DOCOMO has the ability to exercise significant influence over PLDT given DOCOMO’s board representation and the right to exercise the voting rights associated with the ownership interest collectively held by DOCOMO and NTT Communications Corporation (“NTT Com”), which held approximately 6% of PLDT’s outstanding common shares and approximately 3% of voting interest in PLDT as of March 31, 2015 and 2016, in accordance with an agreement between PLDT and its major shareholders, including NTT Com and DOCOMO.

DOCOMO’s carrying amount of its investment in PLDT was ¥143,819 million and ¥126,325 million as of March 31, 2015 and 2016, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥240,522 million and ¥152,683 million as of March 31, 2015 and 2016, respectively.

Tata Teleservices Limited—

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2015 and 2016, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL.

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

DOCOMO determined that the decline in value below carrying amount was other-than-temporary and recognized impairment charges of ¥51,244 million related to its investment in TTSL for the fiscal year ended March 31, 2014.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥120.4 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

* 1 rupee = ¥1.66 as of May 31, 2016

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award orders that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥130.0 billion*) for Tata Sons’ breach of the shareholders agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee. However, it is uncertain as to whether Tata Sons will honor the binding award.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus DOCOMO has not accounted for the sale transaction for the year ended March 31, 2016. DOCOMO continues to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the Board of Directors of TTSL, even after receiving the binding arbitration award from the LCIA. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that the transaction as described above will not be carried out.

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary.

DOCOMO determined that there were other-than-temporary declines in values, of certain investments and recognized impairment charges for the fiscal year ended March 31, 2014. For the fiscal year ended March 31, 2014, DOCOMO recognized impairment charges on certain investments including TTSL aggregating ¥51,279 million. The impairment charges are included in “Equity in net income (losses) of affiliates” in the consolidated statements of income.

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

During the fiscal years ended March 31, 2015 and 2016, DOCOMO determined that the value of the investment in TTSL had not suffered a decline that was other than temporary. As previously described, DOCOMO plans to dispose of DOCOMO’s entire investment in TTSL. DOCOMO may recognize a gain or loss upon disposition of DOCOMO’s TTSL shares or if the transaction as previously described above is not carried out. In addition, DOCOMO recorded impairment charges for other than temporary declines on investments in certain affiliates for the fiscal years ended March 31, 2015 and 2016. Those impairment charges do not have a material impact on DOCOMO’s results of operations or financial position.

* $1 = ¥110.94 as of May 31, 2016

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO believes that the estimated fair values of each of its investments in affiliates as of March 31, 2016 are equal to or exceed the related carrying values on an individual basis.

Others—

All of the significant affiliates, except for PLDT, are privately held companies as of March 31, 2016.

DOCOMO’s shares of undistributed earnings of its affiliates included in its consolidated retained earnings were ¥36,111 million, ¥44,367 million and ¥52,203 million, as of March 31, 2014, 2015 and 2016, respectively. DOCOMO does not have significant business transactions with its affiliates except for Sumitomo Mitsui Card.

The total carrying value of DOCOMO’s “Investments in affiliates” in the consolidated balance sheets as of March 31, 2015 and 2016 was greater by ¥280,140 million and ¥263,669 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	TTSL	Others
Balance sheet information
Current assets	¥72,726	¥1,542,550
Non-current assets	472,261	1,751,092
Current liabilities	146,459	1,335,526
Long-term liabilities	604,141	867,003
Equity	(205,613)	1,091,113

Redeemable preferred stock	83,418	—
Noncontrolling interests	24,393	2,060

	Millions of yen
	2016
	TTSL	Others
Operating information
Operating revenues	¥271,878	¥1,207,344
Operating income (loss)	12,643	132,026
Income (loss) from continuing operations	(57,057)	95,374
Net income (loss)	(57,057)	95,374
Net income (loss) attributable to shareholders’ of the affiliates	(59,721)	95,340

7. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2015 and 2016 comprised the following:

	Millions of yen
	2015	2016
Marketable securities:
Available-for-sale	¥181,830	¥170,477
Other investments	13,217	12,428

Marketable securities and other investments (Non-current)	¥195,047	¥182,905

The carrying amount and fair value of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2015 and 2016, aggregated by maturities, were as follows:

	Millions of yen
	2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥6	¥6	¥—	¥—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥6	¥6	¥—	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cost, gross unrealized holding gains and losses and fair value as of March 31, 2015 and 2016, aggregated by type of available-for-sale securities included in “Marketable securities and other investments,” were as follows:

	Millions of yen
	2015
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥105,396	¥76,662	¥234	¥181,824
Debt securities	5	1	—	6

	Millions of yen
	2016
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥103,179	¥68,150	¥852	¥170,477

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Millions of yen
	2014	2015	2016
Proceeds	¥2,729	¥1,003	¥8,836
Gross realized gains	1,846	609	5,867
Gross realized losses	(44)	(734)	(42)

The fair value of and gross unrealized holding losses on available-for-sale securities and cost method investments included in other investments as of March 31, 2015 and 2016, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position, were as follows:

	Millions of yen
	2015
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥3,094	¥234	¥—	¥—	¥3,094	¥234
Cost method investments	—	—	192	1,935	192	1,935

	Millions of yen
	2016
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥2,656	¥351	¥2,680	¥501	¥5,336	¥852
Cost method investments	16	37	57	1,154	73	1,191

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

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Cost method investments included in other investments	¥13,178	¥12,394
Including: Investments whose fair values were not evaluated for impairment	11,050	11,058

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

The changes in the carrying amount of goodwill by each segment for the fiscal years ended March 31, 2015 and 2016 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	Telecommunications business	Smart life business	Other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥143,918	¥70,753	¥65,231	¥279,902
Accumulated impairment losses	—	—	(13,591)	(13,591)

	143,918	70,753	51,640	266,311

Goodwill impairment loss	—	(2,368)	(6,131)	(8,499)
Foreign currency translation adjustment	9	(22)	(3,167)	(3,180)
Sale of a consolidated subsidiary	—	—	(10,937)	(10,937)

Balance at end of year
Gross goodwill	143,927	70,731	51,127	265,785
Accumulated impairment losses	—	(2,368)	(19,722)	(22,090)

	¥143,927	¥68,363	¥31,405	¥243,695

Segment information is disclosed in Note 16 “Segment reporting.”

In the fiscal year ended March 31, 2016, because of the rapid adverse change in its business environment, DOCOMO recognized a ¥6,131 million goodwill impairment loss for a reporting unit in the other businesses. The fair value of this reporting unit was measured using the discounted cash flow method. The amount of this impairment loss was included in “Selling, general and administrative” of the consolidated statements of income.

In the fiscal year ended March 31, 2016, DOCOMO recorded ¥10,937 million of a decrease in goodwill related to sale of a consolidated subsidiary for a reporting unit in the other businesses, which was associated with the sale of a certain consolidated subsidiary.

Other intangible assets—

Other intangible assets, as of March 31, 2015 and 2016 comprised the following:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,035,821	¥761,630	¥274,191
Internal-use software	1,433,751	1,172,861	260,890
Software acquired to be used in manufacture of handsets	252,610	220,658	31,952
Rights to use telecommunications facilities of wireline operators	19,064	8,009	11,055
Other	51,470	38,891	12,579

Total amortizable intangible assets	¥2,792,716	¥2,202,049	¥590,667

Unamortizable intangible assets:
Trademarks and trade names			¥13,052
Other			11,294

Total unamortizable intangible assets			¥24,346

Total			¥615,013

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years.

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2016 was ¥143,267 million, the main components of which were software for telecommunications network in the amount of ¥58,996 million and internal-use software in the amount of ¥76,936 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 7 years and 6 years, respectively.

Amortization of intangible assets for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥237,858 million, ¥180,218 million and ¥165,387 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2017, 2018, 2019, 2020 and 2021 is ¥158,264 million, ¥133,180 million, ¥105,053 million, ¥74,868 million and ¥46,322 million, respectively. The weighted-average amortization period of the intangible assets acquired during the fiscal year ended March 31, 2016 is 6 years.

9. Other assets:

“Other assets” as of March 31, 2015 and 2016 comprised the following:

	Millions of yen
	2015	2016
Deposits	¥82,731	¥91,984
Deferred customer activation costs	72,801	95,171
Receivables held for sale (Non-current).	258,717	272,318
Allowance for doubtful accounts	(5,402)	(4,865)
Long-term prepaid expenses	17,215	11,547
Asset for employees’ retirement benefits	10,220	4,898
Other	9,441	8,050

Total	¥445,723	¥479,103

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Short-term borrowings denominated in Japanese Yen:
Unsecured short-term loans from financial institutions	¥400	¥1,500
(Year ended March 31, 2015—weighted-average rate per annum : 0.7% as of March 31, 2015)
(Year ended March 31, 2016—weighted-average rate per annum : 0.5% as of March 31, 2016)
Short-term borrowings denominated in Euro:

Unsecured short-term loans from financial institutions	1,648	264
(Year ended March 31, 2015—weighted-average rate per annum :1.3% as of March 31, 2015)
(Year ended March 31, 2016—weighted-average rate per annum :0.7% as of March 31, 2016)

Total short-term borrowings	¥2,048	¥1,764

Long-term debt as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥220,000	¥220,000
(Year ended March 31, 2015—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
(Year ended March 31, 2016—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
Unsecured indebtedness to financial institutions	603	400
(Year ended March 31, 2015—interest rates per annum : 0.9%-1.2%, due : years ending March 31, 2016-2018)
(Year ended March 31, 2016—interest rates per annum : 0.9%, due : years ending March 31, 2017-2018)

Sub-total	¥220,603	¥220,400
Less: Current portion	(203)	(200)

Total long-term debt	¥220,400	¥220,200

For the fiscal years ended March 31, 2015 and 2016, DOCOMO did not redeem or issue corporate bonds.

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap agreements is disclosed in Note 21 “Financial instruments.” DOCOMO did not enter into any interest rate swaps agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2015 and 2016. DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2015 and 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest costs related to short-term borrowings and long-term debt for the fiscal years ended March 31, 2014, 2015 and 2016 totaled ¥3,096 million, ¥2,790 million and ¥2,681 million, respectively. “Interest expense” in the consolidated statements of income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2016, were as follows:

Year ending March 31,	Millions of yen
2017	¥200
2018	60,200
2019	110,000
2020	—
2021	—
Thereafter	50,000

Total	¥220,400

11. Redeemable noncontrolling interest

Changes in the redeemable noncontrolling interest for the fiscal years ended March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Balance at beginning of year	¥14,869	¥15,589

Comprehensive income
Net income	718	632
Other comprehensive income (loss)
Foreign currency translation adjustment, net of applicable taxes	2	(0)

Balance at end of year	¥15,589	¥16,221

12. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

The distributable amount available for the payments of dividends to shareholders as of March 31, 2016 was ¥3,519,443 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 16, 2016, the shareholders approved cash dividends of ¥131,622 million or ¥35 per share, payable to shareholders of record as of March 31, 2016, which were declared by the Board of Directors on April 28, 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

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

On April 25, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 320,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million from April 26, 2014 through March 31, 2015. NTT DOCOMO, INC. also carries out compulsory acquisition of less-than-one-unit shares upon request.

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220,000,000 outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million from February 1, 2016 through December 31, 2016.

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2013	4,365,000,000	218,239,900

As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the Board of Directors	—	265,276,121
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	124
Retirement of treasury stock	(279,228,000)	(279,228,000)
As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock based on the resolution of the Board of Directors	—	120,867,062
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43
Retirement of treasury stock	(127,229,000)	(127,229,000)

As of March 31, 2016	3,958,543,000	197,926,250

On August 6, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 206,489,675 outstanding shares of its common stock for an amount in total not exceeding ¥350,000 million from

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO, INC. repurchased 181,530,121 shares of its common stock for a total purchase price of ¥307,694 million between August 2014 and September 2014.

On October 31, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 138,469,879 outstanding shares of its common stock for an amount in total not exceeding ¥192,306 million from November 1, 2014 through March 31, 2015. Based on this resolution, NTT DOCOMO, INC. repurchased 83,746,000 shares of its common stock for a total purchase price of ¥165,342 million between November 2014 and March 2015.

On February 5, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 137,578,616 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥350,000 million from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO, INC. repurchased 120,867,062 shares of its common stock for a total purchase price of ¥307,486 million between February 2016 and March 2016.

The aggregate number of shares repurchased from our parent company, NTT, was 176,991,100 shares and 117,924,500 shares, and the amounts in total were ¥300,000 million and ¥300,000 million for the fiscal years ended March 31, 2015 and 2016, respectively.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request.

The aggregate number and price of shares repurchased for the fiscal years ended March 31, 2015 and 2016 were as follows:

Year ended March 31,	Shares	Millions of yen
2015	265,276,245	¥473,036
2016	120,867,105	¥307,486

Based on the resolution of the Board of Directors, NTT DOCOMO, INC. retired its own shares held as treasury stock as shown in the following table for the fiscal years ended March 31 2015 and 2016.

Date of the resolution of the Board of Directors	Shares	Millions of yen
March 27, 2015	279,228,000	¥490,986
March 25, 2016	127,229,000	¥260,872

The Companies Act and related ordinance provide that in case the aggregate purchase price of the retired shares exceeds the balance of “Additional paid-in capital,” “Additional paid-in capital” shall be reduced to zero and the remaining balance shall be deducted from the balance of “Retained earnings” on non-consolidated balance sheet.

The share retirement for the fiscal year ended March 31, 2015 resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million on the consolidated balance sheets in response to the treatment described above. The share retirement for the fiscal year ended March 31, 2016 resulted in a decrease of “Retained earnings” by ¥260,872 million. There were no changes in the number of authorized shares.

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and has also repurchased 992,800 shares of its common stock for a total purchase price of ¥2,773 million by way of market purchases in accordance with the discretionary dealing contract as of May 31, 2016.

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	(4,715)	(148)	(10,324)	(21,634)	(36,821)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,278)	31	(263)	626	(884)

Other comprehensive income (loss)	(5,993)	(117)	(10,587)	(21,008)	(37,705)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(3)	—	(3)	—	(6)

Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income—

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statement of income for the fiscal years ended March 31, 2015 and 2016 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	2015	2016	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥14	¥1,796	“Other, net” of “Other income (expense)”
	(201)	249	“Equity in net income (losses) of affiliates”

	(187)	2,045	Pre-tax amount
	67	(767)	Tax benefit (expense)

	(120)	1,278	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(25)	(46)	“Equity in net income (losses) of affiliates”

	(25)	(46)	Pre-tax amount
	9	15	Tax benefit (expense)

	(16)	(31)	Net-of-tax amount

Foreign currency translation adjustment	—	263	“Other, net” of “Other income (expense)”

	—	263	Pre-tax amount

	—	263	Net-of-tax amount

Pension liability adjustment	(439)	(931)	(*2)

	(439)	(931)	Pre-tax amount
	157	305	Tax benefit (expense)

	(282)	(626)	Net-of-tax amount

Total reclassified amounts	(418)	¥884	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

See Note 17 “Employees’ retirement benefits” for additional details.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects on other comprehensive income (loss)—

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

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

	Millions of yen
	2016
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥(7,479)	¥2,764	¥(4,715)
Less: Reclassification of realized gains and losses included in net income	(2,045)	767	(1,278)
Unrealized gains (losses) on cash flow hedges	(220)	72	(148)
Less: Reclassification of realized gains and losses included in net income	46	(15)	31
Foreign currency translation adjustment	(12,991)	2,667	(10,324)
Less: Reclassification of realized gains and losses included in net income	(263)	—	(263)
Pension liability adjustment
Actuarial gains (losses) arising during period, net	(32,201)	10,567	(21,634)
Less: Amortization of prior service cost	(1,226)	402	(824)
Less: Amortization of actuarial gains and losses	2,108	(691)	1,417
Less: Amortization of transition obligation	49	(16)	33

Total other comprehensive income (loss)	¥(54,222)	¥16,517	¥(37,705)

Unrealized holding gains on available-for-sale securities and foreign currency translation gains, net of tax, attributable to noncontrolling interests were ¥3 million and ¥3 million, respectively, for the fiscal year ended March 31, 2016.

13. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥102,039 million, ¥96,997 million and ¥83,315 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥67,128 million, ¥69,129 million and ¥61,544 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Net realized gains (losses) on dispositions of investments in affiliates	¥1,888	¥(46)	¥148
Net realized gains (losses) on dispositions of marketable securities and other investments	1,802	(125)	5,825
Other-than-temporary impairment loss on marketable securities and other investments	(3,055)	(902)	(636)
Loss on sale of a subsidiary	—	—	(13,117)
Foreign exchange gains (losses), net	4,409	(409)	(3,627)
Dividends income	3,999	3,675	4,213
Penalties and compensation for damages	1,840	1,460	1,105
Bad debt expenses	(35)	(1)	(0)
Other, net	2,533	674	611

Total	¥13,381	¥4,326	¥(5,478)

15. Related party transactions:

DOCOMO is majority-owned by NTT, which is a holding company for more than 1,000 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and affiliates in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. During the fiscal years ended March 31, 2014, 2015 and 2016, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥75,768 million, ¥59,925 million and ¥59,049 million, respectively.

NTT DOCOMO, INC. repurchased its common stock from NTT during the fiscal years ended March 31, 2015 and 2016. Information regarding the acquisition of treasury stock is disclosed in Note 12 “Equity.”

NTT and its subsidiaries collectively own 100% of the voting interests in NTT FINANCE CORPORATION (“NTT FINANCE”), of which DOCOMO owns 2.92% as of March 31, 2016. Accordingly, NTT FINANCE is a related party of DOCOMO. DOCOMO has carried out the following transactions with NTT FINANCE.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥240,000 million in the consolidated balance sheet as of March 31, 2015. The contracts had remaining terms to maturity ranging less than 1 year with an average interest rate of 0.1% per annum as of March 31, 2015.

The balance of bailments was ¥206,321 million as of March 31, 2016. The assets related to the contracts were recorded as “Cash and cash equivalents” in the consolidated balance sheet as of March 31, 2016. The contracts had remaining terms to maturity ranging less than 3 months with an average interest rate of 0.04% per annum as of March 31, 2016.

The average balances of the contracts for bailments that expired during the fiscal years ended March 31, 2014, 2015 and 2016 were ¥99,206 million, ¥111,077 million and ¥323,467 million, respectively. The amount of interest derived from the contracts was recorded as “Interest income” of ¥796 million, ¥589 million and ¥388 million in the consolidated statements of income for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

For the fiscal year ended March 31, 2016, the amount of “receivables for telecommunications services” that DOCOMO sold to NTT FINANCE was ¥4,163,618 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥62,305 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2016, was ¥283,274 million and was included in “Other receivables” in its consolidated balance sheet.

DOCOMO has an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services, as described in Note 6 “Investments in affiliates.”

Under the agreement described above, DOCOMO paid Sumitomo Mitsui Card for consideration of which Sumitomo Mitsui Card paid in advance on behalf of NTT DOCOMO, INC. related to credit card transactions.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of payables related to the transactions as of March 31, 2015 and 2016 were ¥65,620 million and ¥80,169 million, respectively, which were included in “Accounts payable, trade” in its consolidated balance sheets.

The amounts DOCOMO received from Sumitomo Mitsui Card as commissions of the credit card transactions for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥20,532 million, ¥21,655 million and ¥23,777 million, respectively, which were included in “Other operating revenues” in the consolidated statements of income. The amounts of receivables related to the transactions as of March 31, 2015 and 2016 were ¥957 million and ¥1,156 million, respectively, which were included in “Other receivables” in its consolidated balance sheets.

16. Segment reporting:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

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

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the fiscal year ended March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

In connection with this realignment, segment information for the fiscal years ended March 31, 2014 and 2015 has been restated to conform to the presentation for the fiscal year ended March 31, 2016.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment operating revenues:

	Millions of yen
Year Ended March 31	2014	2015	2016
Telecommunications business-
External customers	¥3,825,429	¥3,653,344	¥3,688,486
Intersegment	1,899	1,221	1,293

Subtotal	3,827,328	3,654,565	3,689,779
Smart life business-
External customers	354,923	427,707	491,234
Intersegment	11,279	15,613	12,895

Subtotal	366,202	443,320	504,129
Other businesses-
External customers	280,851	302,346	347,364
Intersegment	11,954	11,146	11,912

Subtotal	292,805	313,492	359,276

Segment total	4,486,335	4,411,377	4,553,184
Elimination	(25,132)	(27,980)	(26,100)

Consolidated	¥4,461,203	¥4,383,397	¥4,527,084

Segment operating income (loss):

	Millions of yen
Year Ended March 31	2014	2015	2016
Segment operating income (loss)-
Telecommunications business	¥812,736	¥636,076	¥708,854
Smart life business	18,188	(2,394)	46,450
Other businesses	(11,725)	5,389	27,720

Consolidated operating income	819,199	639,071	783,024
Other income (expenses)	13,850	4,812	(5,003)

Income before income taxes and equity in net income (losses) of affiliates	¥833,049	¥643,883	¥778,021

Segment assets:

	Millions of yen
As of March 31	2014	2015	2016
Segment assets-
Telecommunications business	¥5,256,976	¥5,275,976	¥5,309,327
Smart life business	545,949	553,647	601,601
Other businesses	204,429	228,581	237,862

Segment total	6,007,354	6,058,204	6,148,790
Elimination	(2,263)	(1,875)	(1,988)

Corporate	1,502,939	1,090,011	1,067,312

Consolidated	¥7,508,030	¥7,146,340	¥7,214,114

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Significant items:

	Millions of yen
Year Ended March 31	2014	2015	2016
Depreciation and amortization-
Telecommunications business	¥669,495	¥614,821	¥592,073
Smart life business	20,809	24,594	16,892
Other businesses	28,390	20,372	16,969

Consolidated	¥718,694	¥659,787	¥625,934

	Millions of yen
Year Ended March 31	2014	2015	2016
Capital expenditures-
Telecommunications business	¥658,427	¥635,445	¥573,893
Smart life business	27,494	17,195	13,855
Other businesses	17,203	9,125	7,468

Consolidated	¥703,124	¥661,765	¥595,216

	Millions of yen
Year Ended March 31	2014	2015	2016
Point program expenses-
Telecommunications business	¥59,959	¥60,971	¥49,155
Smart life business	11,215	6,945	9,112
Other businesses	—	—	1

Segment total	71,174	67,916	58,268
Elimination	(337)	(211)	(436)

Consolidated	¥70,837	¥67,705	¥57,832

	Millions of yen
Year Ended March 31	2014	2015	2016
Impairment losses of goodwill-
Telecommunications business	¥—	¥—	¥—
Smart life business	—	—	2,368
Other businesses	—	—	6,131

Consolidated	¥—	¥—	¥8,499

	Millions of yen
Year Ended March 31	2014	2015	2016
Impairment loss of long-lived assets-
Telecommunications business	¥—	¥—	¥1,684
Smart life business	—	30,161	7,186
Other businesses	—	—	193

Consolidated	¥—	¥30,161	¥9,063

Segment operating income (loss) is segment operating revenues less segment operating expenses.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As indicated in “Use of estimates” under Note 2. (a) “Significant accounting policies” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of certain software related to its telecommunications network and certain internal-use software based on the actual utilization of the software. As a result, compared with the method used prior to July 1, 2014, segment operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment increased by ¥46,927 million, ¥1,251 million and ¥3,129 million, respectively, for the fiscal year ended March 31, 2015. Furthermore, the amortization expenses decreased by the same amounts for the fiscal year ended March 31, 2015.

Impairment loss of long-lived assets mainly relates to the multimedia broadcasting business for mobile devices that is included in the smart life business segment.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the fiscal years ended March 31, 2014, 2015 and 2016.

Operating revenues from products and services were as follows:

	Millions of yen
Year ended March 31,	2014	2015	2016
Telecommunications services	¥2,963,980	¥2,747,155	¥2,815,507
Mobile communications services revenues	2,955,788	2,736,649	2,767,591
— Voice revenues	1,065,196	883,844	849,440
— Packet communications revenues	1,890,592	1,852,805	1,918,151
Optical-fiber broadband service and other telecommunications services revenues	8,192	10,506	47,916
Equipment sales	872,000	904,089	860,486
Other operating revenues	625,223	732,153	851,091

Total operating revenues	¥4,461,203	¥4,383,397	¥4,527,084

17. Employees’ retirement benefits:

Lump-sum severance, defined benefit pension plans and defined contribution pension plans —

Employees whose services with DOCOMO are terminated are normally entitled to lump-sum severance and pension benefits based on internal labor regulations. The amounts are determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the contract-type corporate pension plans, which are the non-contributory defined benefit pension plans and the defined contribution pension plans sponsored by DOCOMO.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the lump-sum severance and contract-type corporate pension plans’ projected benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2015 and 2016. DOCOMO uses a measurement date of March 31.

	Millions of yen
	2015	2016
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥206,055	¥217,950
Service cost	8,562	9,438
Interest cost	2,821	2,113
Actuarial (gain) loss	9,408	11,536
Transfer of liability from contract-type corporate pension plans of the NTT group	195	(2,828)
Benefit payments	(9,091)	(11,276)

Projected benefit obligation, end of year	¥217,950	¥226,933

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥98,840	¥98,981
Actual return on plan assets	2,529	1,685
Employer contributions	1,248	1,199
Transfer of plan assets from contract-type corporate pension plans of the NTT group	36	(859)
Benefit payments	(3,672)	(3,697)

Fair value of plan assets, end of year	¥98,981	¥97,309

As of March 31:
Funded status	¥(118,969)	¥(129,624)

The amounts recognized in the consolidated balance sheets as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Liability for employees’ retirement benefits	¥(129,189)	¥(134,522)
Asset for employees’ retirement benefits	10,220	4,898

Net amount recognized	¥(118,969)	¥(129,624)

Asset for employees’ retirement benefits is included in “Other assets” in the consolidated balance sheets.

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Actuarial gains (losses), net	¥(33,386)	¥(44,040)
Prior service cost, net	1,068	374
Transition obligation	(452)	(403)

Total	¥(32,770)	¥(44,069)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥217,949 million and ¥226,932 million as of March 31, 2015 and 2016, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥216,552	¥225,465
Fair value of plan assets	97,323	95,516
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥216,550	¥225,464
Fair value of plan assets	97,323	95,516

The net periodic pension cost for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Service cost	¥10,435	¥8,562	¥9,438
Interest cost on projected benefit obligation	3,171	2,821	2,113
Expected return on plan assets	(1,791)	(2,003)	(1,931)
Amortization of prior service cost	(1,635)	(851)	(694)
Curtailment gain	(5,131)	—	—
Amortization of actuarial gains and losses	1,704	834	1,128
Amortization of transition obligation	123	112	49

Net periodic pension cost	¥6,876	¥9,475	¥10,103

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Other changes in plan assets and benefit obligations:
Actuarial (gains) losses arising during period, net	¥(17,885)	¥8,882	¥11,782
Amortization of prior service cost	1,635	851	694
Curtailment gain	5,131	—	—
Amortization of actuarial gains and losses	(1,704)	(834)	(1,128)
Amortization of transition obligation	(123)	(112)	(49)

Total recognized in “Accumulated other comprehensive income (loss)”	¥(12,946)	¥8,787	¥11,299

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥(6,070) million, ¥18,262 million and ¥21,402 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the fiscal year ending March 31, 2017 is ¥1,648 million, ¥48 million and ¥(559) million, respectively.

The assumptions used in determination of the projected benefit obligations as of March 31, 2015 and 2016 were as follows:

	2015	2016
Discount rate	1.0%	0.5%
Long-term rate of salary increases	2.9	2.9

The assumptions used in determination of the net periodic pension cost for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
Discount rate	1.5%	1.4%	1.0%
Long-term rate of salary increases	2.9	2.9	2.9
Expected long-term rate of return on plan assets	2.0	2.0	2.0

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2015 and 2016. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥2,217	¥2,217	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	34,518	34,321	197	—
Domestic corporate bonds	3,738	—	3,738	—
Foreign government bonds	4,120	3,950	170	—
Foreign corporate bonds	153	59	94	—
Equity securities
Domestic stocks	2,439	2,437	2	—
Foreign stocks	4,124	4,124	—	—
Securities investment trust beneficiary certificates
Domestic debt securities	1,849	—	1,849	—
Domestic equity securities	954	—	954	—
Foreign debt securities	722	—	722	—
Foreign equity securities	643	—	643	—
Pooled funds	26,834	—	26,834	—
Life insurance company general accounts	13,530	—	13,530	—
Other	1,468	—	(1)	1,469

Total	¥97,309	¥47,108	¥48,732	¥1,469

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

The lump-sum severance and the contract-type corporate pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2016 was: domestic bonds, 55.0%; domestic stocks, 5.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

As of March 31, 2015 and 2016, securities owned by DOCOMO as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥231 million (0.2% of total plan assets) and ¥175 million (0.2% of total plan assets), respectively.

The benefit payments, which reflect expected future service, are expected to be as follows:

Year ending March 31,	Millions of yen
2017	¥11,613
2018	11,405
2019	11,140
2020	11,011
2021	13,137
2022-2026	68,611

Defined contribution pension plan

DOCOMO recognized ¥2,060 million and ¥2,059 million of retirement benefit expenses related to DOCOMO’s defined contribution benefit plan in the fiscal years ended March 31, 2015 and 2016, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses. The total amount of contributions by DOCOMO was ¥15,982 million, ¥16,168 million and ¥16,603 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees make contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2015 and 2016 represented approximately 10.9% and 11.3% of the total members, respectively.

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the fiscal years ended March 31, 2015 and 2016. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2015 and 2016.

	Millions of yen
	2015	2016
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥116,898	¥131,142
Service cost	3,905	4,743
Interest cost	1,613	1,311
Actuarial (gain) loss	10,630	19,652
Internal adjustment due to transfer of employees within the NTT group	21	(1,136)
Other	(72)	139
Benefit payments	(1,853)	(2,245)

Projected benefit obligation, end of year	¥131,142	¥153,606

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥76,528	¥86,459
Actual return on plan assets	9,309	330
Employer contributions	2,136	2,242
Employee contributions	432	458
Internal adjustment due to transfer of employees within the NTT group	(21)	(859)
Other	(72)	139
Benefit payments	(1,853)	(2,245)

Fair value of plan assets, end of year	¥86,459	¥86,524

As of March 31:
Funded status	¥(44,683)	¥(67,082)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Actuarial gains (losses), net	¥(20,334)	¥(41,022)
Prior service cost, net	4,448	3,924

Total	¥(15,886)	¥(37,098)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥100,386 million and ¥115,796 million as of March 31, 2015 and 2016, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥131,142	¥153,606
Fair value of plan assets	86,459	86,524
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥100,219	¥115,562
Fair value of plan assets	86,283	86,274

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Service cost	¥4,067	¥3,905	¥4,743
Interest cost on projected benefit obligation	1,690	1,613	1,311
Expected return on plan assets	(1,719)	(1,892)	(2,141)
Amortization of prior service cost	(618)	(525)	(524)
Amortization of actuarial gains and losses	1,288	686	775
Contribution from employees	(406)	(432)	(458)

Net periodic pension cost	¥4,302	¥3,355	¥3,706

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Other changes in plan assets and benefit obligations:
Prior service cost arising during period	¥(5,235)	¥—	¥—
Actuarial (gains) losses arising during period, net	(3,888)	3,213	21,463
Amortization of prior service cost	618	525	524
Amortization of actuarial gains and losses	(1,288)	(686)	(775)

Total recognized in “Accumulated other comprehensive income (loss)”	¥(9,793)	¥3,052	¥21,212

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥(5,491) million, ¥6,407 million and ¥24,918 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the fiscal year ending March 31, 2017 is ¥2,409 million and ¥(524) million, respectively.

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2015 and 2016 were as follows:

	2015	2016
Discount rate	1.0%	0.5%
Long-term rate of salary increases	3.4	3.4

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
Discount rate	1.5%	1.4%	1.0%
Long-term rate of salary increases	3.9	3.4	3.4
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2015 and 2016. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥664	¥664	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	24,043	23,681	362	—
Domestic corporate bonds	6,771	—	6,771	—
Foreign government bonds	6,108	6,062	46	—
Foreign corporate bonds	88	26	62	—
Equity securities
Domestic stocks	15,955	15,953	2	—
Foreign stocks	9,227	9,227	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	1,500	—	1,500	—
Domestic equity securities	2,143	—	2,143	—
Foreign debt securities	1,463	—	1,463	—
Foreign equity securities	1,359	—	1,359	—
Pooled funds	6,987	—	6,987	—
Life insurance company general accounts	9,971	—	9,971	—
Other	180	—	0	180

Total	¥86,459	¥55,613	¥30,666	¥180

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥569	¥569	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	25,104	24,611	493	—
Domestic corporate bonds	5,743	—	5,743	—
Foreign government bonds	4,697	4,527	170	—
Foreign corporate bonds	28	8	20	—
Equity securities
Domestic stocks	8,692	8,687	5	—
Foreign stocks	7,073	7,073	—	0
Securities investment trust beneficiary certificates
Domestic debt securities	8,007	—	8,007	—
Domestic equity securities	5,784	—	5,784	—
Foreign debt securities	2,436	—	2,436	—
Foreign equity securities	1,498	—	1,498	—
Pooled funds	6,468	—	6,468	—
Life insurance company general accounts	10,294	—	10,294	—
Other	131	—	0	131

Total	¥86,524	¥45,475	¥40,918	¥131

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

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid to long-term perspective and reviewed annually. In the event that the investment environment changes

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2016 was: domestic bonds, 48.6%; domestic stocks, 14.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 12.1%.

As of March 31, 2015 and 2016, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥4,453 million (0.4% of total plan assets) and ¥5,401 million (0.5% of total plan assets), respectively.

DOCOMO expects to contribute ¥2,303 million to the NTT CDBP in the fiscal year ending March 31, 2017.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Year ending March 31,	Millions of yen
2017	¥2,009
2018	2,112
2019	2,225
2020	2,253
2021	2,336
2022-2026	12,166

18. Income taxes:

Total income taxes for the fiscal years ended March 31, 2014, 2015 and 2016 comprised the following:

	Millions of yen
	2014	2015	2016
Income taxes-current	¥319,683	¥218,552	¥267,249
Income taxes-deferred
Adjustments of a deferred tax liabilities and assets for enacted changes in tax laws	7,907	25,040	15,160
Adjustments of the beginning of the year balance of a valuation allowance	—	—	(32,698)
Other	(19,611)	(5,525)	(37,992)

Total income taxes-deferred	(11,704)	19,515	(55,530)
Other comprehensive income (loss)	20,025	15,238	(16,517)

Total income taxes	¥328,004	¥253,305	¥195,202

For the fiscal years ended March 31, 2014, 2015 and 2016, NTT DOCOMO, INC. and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, 25.5%, and 23.9%, respectively, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%, 8% and 7%, respectively. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the fiscal years ended March 31, 2014, 2015 and 2016 were 38.1%, 35.8% and 33.4%, respectively. The actual effective income tax rates for the fiscal years ended March 31, 2014, 2015 and 2016 were 37.0%, 37.0% and 27.2%, respectively.

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

Amendments to the Japanese Corporate Tax Law were enacted on March 31, 2015, and the corporate tax rate has been changed effective from April 1, 2015 and will be changed again effective from April 1, 2016. The aggregate statutory income tax rate to be used in measuring deferred tax assets and liabilities after the enactment date declined from 35.8% to 33.4% and 32.8%, resulting from temporary differences that were expected to be recovered or settled during the fiscal years from April 1, 2015 to March 31, 2016 and April 1, 2016 and thereafter, respectively. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥25,040 million for the fiscal year ended March 31, 2015. Net income attributable to NTT DOCOMO, INC. decreased by ¥25,264 million as of enacted date.

Amendments to the Japanese Corporate Tax Law were enacted on March 29, 2016, and the corporate tax rate has been changed effective from April 1, 2016 and will be changed again effective from April 1, 2018. The aggregate statutory income tax rate to be used in measuring deferred tax assets and deferred tax liabilities after the enactment date declined from 32.8% to 31.6% and 31.4%, resulting from temporary differences that are expected to be recovered or settled during the periods from April 1, 2016 to March 31, 2018, and April 1, 2018 and thereafter, respectively. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥15,160 million for the fiscal year ended March 31, 2016. Net income attributable to NTT DOCOMO, INC. decreased by ¥14,691 million as of enacted date.

During the fiscal year ended March 31, 2016, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment effective June 30, 2016.

In connection with the decision to terminate of the multimedia broadcasting business and the acquisition of the non-controlling interest in the entities involved, DOCOMO concluded that it became more likely than not that the related deferred tax assets will be realized as the termination will make available certain prudent and feasible tax-planning strategies in the tax jurisdictions of certain subsidiaries which operate the multimedia broad casting business for mobile devices. DOCOMO, therefore, released all of the valuation allowance for the related deferred tax assets of those subsidiaries.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference of the actual effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2014	2015	2016
Statutory income tax rate	38.1%	35.8%	33.4%
Expenses not deductible for tax purposes	0.1	0.3	0.2
Research and other credits	(0.8)	(0.7)	(1.4)
Tax credits of investment in productivity improvement facilities	—	(3.6)	(2.7)
Change in valuation allowance	1.1	2.0	(3.9)
Effect of enacted changes in tax laws and rates	1.0	3.9	1.9
Effect of outside basis differences of equity method investment	(3.1)	(0.6)	(0.3)
Goodwill impairment loss	—	—	0.4
Other	0.6	(0.1)	(0.4)

Actual effective income tax rate	37.0%	37.0%	27.2%

According to amendments to the Japanese Corporate Tax Law enacted on March 20, 2014, new deductible special depreciation or tax credits for the investments of productivity improvement facilities were introduced. DOCOMO elected to apply for the tax credit for the investments of these eligible investments. The tax credit for investments in productivity improvement facilities amounted to ¥23,435 million and ¥20,667 million for NTT DOCOMO, INC. and its domestic subsidiaries for the fiscal years ended March 31, 2015 and 2016, respectively. Under the Japanese Corporate Tax Law, the investment tax credit does not reduce any tax basis of the related assets. DOCOMO recognized the entire tax benefit from this investment tax credit as a reduction to current income tax expense based on the Flow-Through Method. There was no unused investment tax credit as of March 31, 2015 and 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes primarily result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Deferred tax assets:
Investments in affiliates	¥102,665	¥110,312
Property, plant and equipment and intangible assets	84,347	89,680
Liability for employees’ retirement benefits	56,590	61,615
Operating loss carryforwards	39,031	42,747
Accrued liabilities for loyalty programs	39,363	29,840
Deferred revenues regarding “Nikagetsu Kurikoshi,” “Zutto Kurikoshi,” and “Packet Kurikoshi”	10,723	15,820
Accrued enterprise tax	6,970	11,565
Marketable securities and other investments	11,358	11,368
Inventories	6,328	10,170
Compensated absences	10,621	9,876
Receivables held for sale	5,434	8,873
Allowance for doubtful accounts	3,654	6,294
Accrued bonus	5,703	5,389
Asset retirement obligations	1,755	2,417
Accrued commissions to agent resellers	1,945	2,412
Other	13,551	12,714

Sub-total deferred tax assets	¥400,038	¥431,092
Less: Valuation allowance	(48,701)	(17,672)

Total deferred tax assets	¥351,337	¥413,420

Deferred tax liabilities:
Investments in affiliates	¥26,692	¥27,975
Unrealized holding gains on available-for-sale securities	26,204	20,395
Identifiable intangible assets	8,590	5,531
Other	3,473	1,261

Total deferred tax liabilities	¥64,959	¥55,162

Net deferred tax assets	¥286,378	¥358,258

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015	2016
Deferred tax assets (Current assets)	¥61,512	¥107,058
Deferred tax assets (Non-current investments and other assets)	237,427	261,434
Other current liabilities	(29)	(47)
Other long-term liabilities	(12,532)	(10,187)

Total	¥286,378	¥358,258

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016, certain subsidiaries of DOCOMO had operating loss carryforwards for tax purposes of ¥165,770 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Millions of yen
2016
Within 5 years	¥21,604
6 to 20 years	118,359
Indefinite periods	25,807

Total	¥165,770

In assessing the realizability of deferred tax assets, DOCOMO considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. DOCOMO considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. The realizability of all of DOCOMO’s deferred tax assets is substantially dependent upon the generation of future book income and DOCOMO anticipates continuing to generate substantial book income.

The net changes in the total valuation allowance were an increase of ¥11,483 million for the fiscal year ended March 31, 2014, and an increase of ¥9,060 million for the fiscal year ended March 31, 2015, and a decrease of ¥31,029 million for the fiscal year ended March 31, 2016, respectively. DOCOMO believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carryforward period are reduced.

As of and for the fiscal years ended March 31, 2014, 2015 and 2016, DOCOMO had no material unrecognized tax benefits. DOCOMO does not believe that there will be any significant increases or decreases in reserve for unrecognized tax benefits within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2014, 2015 and 2016 are immaterial.

DOCOMO mainly files income tax returns in Japan. DOCOMO is no longer subject to regular income tax examination by the tax authority for and before the fiscal year ended March 31, 2015.

DOCOMO does not disclose amounts applicable to foreign income taxes separately because amounts applicable to foreign income from continuing operations and to foreign income taxes are immaterial.

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, was 5% for the fiscal year ended March 31, 2014 and 8% for the fiscal years ended March 31, 2015 and 2016. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Commitments and contingencies:

(a) Leases

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases as of March 31, 2015 and 2016 were as follows:

	Millions of yen
Class of property	2015	2016
Machinery, vessels and equipment	¥5,571	¥5,027
Less: Accumulated depreciation and amortization	(3,708)	(3,333)

Total	¥1,863	¥1,694

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2016 were as follows:

Years ending March 31,	Millions of yen
2017	¥1,162
2018	822
2019	544
2020	308
2021	148
Thereafter	15

Total minimum lease payments	2,999
Less: Amount representing interest	(108)

Present value of net minimum lease payments	2,891
Less: Amounts representing estimated executory costs	(425)

Net minimum lease payments	2,466
Less: Current obligation	(925)

Long-term capital lease obligations	¥1,541

The above obligations are classified as part of “Other current liabilities” and “Other long-term liabilities” as appropriate.

The minimum lease payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2016 were as follows:

Years ending March 31,	Millions of yen
2017	¥12,016
2018	8,374
2019	5,757
2020	3,991
2021	2,742
Thereafter	5,159

Total minimum lease payments	¥38,039

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total rental expense for all operating leases except those with terms of 1 month or less that were not renewed for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Millions of yen
	2014	2015	2016
Rental expense	¥76,429	¥79,634	¥77,208

(b) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(c) Purchase commitments

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2016 were ¥19,612 million (of which ¥3,231 million are with related parties) for property, plant and equipment, ¥50,846 million (of which none are with related parties) for inventories and ¥28,182 million (of which ¥19,387 million are with related parties) for the other purchase commitments.

The amounts of purchase commitments are estimates calculated based on given assumptions and do not represent DOCOMO’s entire anticipated purchases in the future.

(d) Loan commitments

DOCOMO provides the cash advance service which accompanies credit cards issued by DOCOMO. Total outstanding credit lines related to loan commitments of the cash advance service as of March 31, 2015 and 2016 were ¥131,401 million and ¥141,237 million, respectively.

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

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2015 and 2016 were as follows:

	Millions of yen
	2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥88,675	¥88,675	¥—	¥—
Equity securities (foreign)	93,149	93,149	—	—
Debt securities (foreign)	6	6	—	—

Total available-for-sale securities	181,830	181,830	—	—

Derivatives
Foreign currency option contracts	¥474	¥—	¥474	¥—

Total derivatives	474	—	474	—

Total	¥182,304	¥181,830	¥474	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥80	¥—	¥80	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	80	—	80	—

Total	¥80	¥—	¥80	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no transfers between Level 1 and Level 2.

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥86,530	¥86,530	¥—	¥—
Equity securities (foreign)	83,947	83,947	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	170,482	170,482	—	—

Derivatives
Foreign exchange forward contracts	¥16	¥—	¥16	¥—

Total derivatives	16	—	16	—

Total	¥170,498	¥170,482	¥16	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥2,415	¥—	¥2,415	¥—
Foreign exchange forward contracts	5	—	5	—

Total derivatives	2,420	—	2,420	—

Total	¥2,420	¥—	¥2,420	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, they are classified as Level 1.

Derivatives

Derivative instruments represent foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data, and are classified as Level 2. The valuation of such derivatives is periodically validated using observable market data, such as exchange rates.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2015 and 2016 were as follows:

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

Long-lived assets

The fair value of certain equipment related to the multimedia broadcasting business for mobile devices is measured based on observable market transactions involving sales of comparable assets and is classified as Level 2. In addition, the fair value of other long-lived assets related to the multimedia broadcasting business for mobile devices is measured based on the discounted cash flow method and is classified as Level 3. Since the future cash flows expected to be generated by such assets would be negative, the fair value in Level 3 is zero, as described in Note 5.

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥980,686	¥—	¥980,686	¥—	¥(8,742)
Goodwill	—	—	—	—	(8,499)
long-lived assets	742	—	—	742	(9,063)

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

Goodwill

The fair value of the reporting units is measured based on discounted cash flow method using unobservable inputs and is classified as Level 3. The future cash flows expected to be generated by a reporting unit in other businesses segment would be negative, and the implied fair value of the goodwill in Level 3 is zero. The fair value of the other reporting unit in smart life business segment is immaterial, and the implied fair value of goodwill in Level 3 is zero.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets

The fair value of long-lived assets related to the multimedia broadcasting business for mobile devices is measured based on the discounted cash flow method and is classified as Level 3. Since the future cash flows expected to be generated by such assets would be negative, the fair value in Level 3 is zero, as described in Note 5.

The fair value of the other long-lived assets is measured based on the discounted cash flow method or appraisal by third parties and is classified as Level 3.

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

(b) Concentration of credit risk

As of March 31, 2015 and 2016, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥259,218 million and ¥283,274 million, respectively. As of March 31, 2015 and 2016, the amount of receivables held for sale was ¥1,149,081 million and ¥1,237,437 million, respectively.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2015 and 2016 were as follows. The fair value is valued and validated periodically based on observable market data. Therefore, it is classified as Level 2.

Millions of yen
2015		2016
Carrying amount	Fair value	Carrying amount	Fair value
¥ 220,603	¥ 228,678	¥ 220,400	¥ 227,919

Derivative instruments—

(i) Fair value hedge

DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2015 and 2016 and did not enter into any interest rate swap agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2015 and 2016.

(ii) Derivatives not designated as hedging instruments

DOCOMO had interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts to hedge the risk of fluctuations in interest rates and foreign exchange rates. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2015 and 2016 were as follows:

	Millions of yen
Instruments	2015	2016
Foreign exchange forward contracts	¥100	¥2,965
Foreign currency option contracts	48,740	63,652

Total	¥48,840	¥66,617

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2015 and 2016, recorded in the consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2015	2016
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Prepaid expenses and other current assets	¥—	¥16
Foreign currency option contracts	Other assets	474	—

Total		¥474	¥16

Liability derivatives

		Millions of yen
Instruments	Locations	2015	2016
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥0	¥5
Foreign currency option contracts	Other current liabilities	—	604
	Other long-term liabilities	80	1,811

Total		¥80	¥2,420

The fair values of derivative instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2015 and 2016.

(iv) The effect on the consolidated statements of income

The locations and gain (loss) amounts of the derivative instruments for the fiscal years ended March 31, 2014, 2015 and 2016, recognized in the consolidated statements of income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2014	2015	2016
Derivatives not designated as hedging instruments
Interest rate swap agreements	Other, net*	¥25	¥—	¥—
Foreign exchange forward contracts	Other, net*	713	(26)	(35)
Non-deliverable forward contracts (NDF)	Other, net*	(29)	0	(20)
Foreign currency option contracts	Other, net*	1,549	1,520	(1,963)

Total		¥2,258	¥1,494	¥(2,018)

*	“Other, net” was included in “Other income (expense).”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v) Contingent features in derivatives

As of March 31, 2016, DOCOMO had no derivative instruments with credit-risk-related contingent features.

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

DOCOMO appropriately extends credit to customers upon these transactions and manages credit risks. When entering into installment payment, credit card contracts, or the contract regarding transfers of receivables with NTT FINANCE, DOCOMO performs credit check and manages the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short, generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of those customers utilize automated payment system to make cash payments, which mitigates the risk of uncollected receivables significantly. Besides, in relation to receivables due to transfers, the billing cycle is short, or generally two months, therefore, DOCOMO is able to maintain accurate past due information on a timely basis and the risk of uncollected receivables is mitigated. Because of the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its business is low. As a result, historical losses of installment receivables and credit card receivables have not been significant. There have been no historical losses of receivables due to transfers.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables and related allowance for doubtful accounts as of March 31, 2015 and 2016 were as follows:

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

	Millions of yen
	2016
	Installment receivables	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2015	¥75	¥6,114	¥—	¥4,191	¥10,380

Provision	—	9,613	—	(388)	9,225
Charge-offs	(19)	(5,652)	—	(20)	(5,691)
Balance as of March 31, 2016	¥56	¥10,075	¥—	¥3,783	¥13,914

Ending balance: collectively evaluated for impairment	56	10,075	—	21	10,152
Ending balance: individually evaluated for impairment	—	—	—	3,762	3,762
Financing receivables:
Balance as of March 31, 2016	¥330	¥276,492	¥283,274	¥12,722	¥572,818

Ending balance: collectively evaluated for impairment	330	276,492	283,274	8,934	569,030
Ending balance: individually evaluated for impairment	—	—	—	3,788	3,788

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cost of installment receivables and credit card receivables which were sold for the fiscal year ended March 31, 2016 were ¥756,710 million and ¥46,099 million, respectively. The balance of receivables held for sale as of March 31, 2016 which was reclassified from installment receivables and credit card receivables were ¥939,394 million and ¥3,653 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2014, 2015 and 2016

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions*	Balance as of end of year
2014
Allowance for doubtful accounts	¥9,690	¥6,323	¥(6,604)	¥9,409
2015
Allowance for doubtful accounts	¥9,409	¥3,531	¥(1,073)	¥11,867
2016
Allowance for doubtful accounts	¥11,867	¥4,113	¥(1,420)	¥14,560
* Amounts written off.

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions*	Balance as of end of year
2014
Valuation allowance for receivables held for sale	¥9,079	¥5,984	¥(7,999)	¥7,064
2015
Valuation allowance for receivables held for sale	¥7,064	¥6,898	¥(6,327)	¥7,635
2016
Valuation allowance for receivables held for sale	¥7,635	¥6,286	¥(6,189)	¥7,732

*	The decrease in valuation allowance for receivables held for sale due to sale of receivables held for sale.

	Millions of yen
	Balance as of beginning of year	Addition: Charged to expenses	Deductions		Foreign currency translation adjustment	Balance as of end of year
			Credited to expenses*	Expiration of operating loss carryforwards
2014
Valuation allowance for deferred tax assets	¥28,158	¥9,954	¥—	¥(697)	¥2,226	¥39,641
2015
Valuation allowance for deferred tax assets	¥39,641	¥11,041	¥—	¥(2,906)	¥925	¥48,701
2016
Valuation allowance for deferred tax assets	¥48,701	¥2,212	¥(32,739)	¥—	¥(502)	¥17,672

*	The decrease in valuation allowance for deferred tax assets due mainly to release of valuation allowance of deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ KAZUHIRO YOSHIZAWA
Kazuhiro Yoshizawa
President and Chief Executive Officer

Date: June 24, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)*[1]

1.2	Share Handling Regulations of the registrant (English translation)*[2]

1.3	Regulations of the Board of Directors of the registrant (English translation)*[1]

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)*[1]

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)

8.1	List of Significant Subsidiaries (See “B. 1. Business Overview” in Item 4 of this Form 20-F)

11.1	Code of Ethics (English translation)*[3]

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 26, 2015 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*3	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.