Form 20-F
period 2017-03-31
NTT DOCOMO INC
filed 2017-06-23
CIK 1166141

As filed with the Securities and Exchange Commission on June 23, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

Ryo Konuma, Yu Kunita or Masayuki Kondo, Investor Relations

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

As of March 31, 2017, 3,704,585,533 shares of common stock were outstanding, comprised of 3,683,456,037 shares and 21,129,496 ADSs.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒            Accelerated filer     ☐            Non-accelerated filer    ☐             Emerging growth company    ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Fiscal year 2016 refers to our fiscal year ended March 31, 2017, and other fiscal years are referred to in a corresponding manner.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

1.	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition and an increase in mobile communications operators entering into and collaborating with other industries could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

2.	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

3.	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

5.	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

6.	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

7.	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

10.	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

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

The following tables include selected historical financial data as of and for each of the years ended March 31, 2013 through 2017. The data in the table is derived from our audited consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated balance sheets as of March 31, 2016 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the fiscal years ended March 31, 2015 through 2017, and notes thereto appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share data
	As of and for the years ended March 31
	2013	2014	2015	2016	2017
Income Statement Data
Operating revenues:
Telecommunications services *[1]	¥3,176,931	¥2,963,980	¥2,747,155	¥2,815,507	¥2,985,094
Equipment sales	758,093	872,000	904,089	860,486	719,161
Other operating revenues	535,098	625,223	732,153	851,091	880,297

Total operating revenues	4,470,122	4,461,203	4,383,397	4,527,084	4,584,552
Operating expenses	3,632,942	3,642,004	3,744,326	3,744,060	3,639,814

Operating income	837,180	819,199	639,071	783,024	944,738
Other income (expense) *[2]	(3,838)	13,850	4,812	(5,003)	4,825

Income before income taxes and equity in net income (losses) of affiliates *[2]	833,342	833,049	643,883	778,021	949,563
Income taxes *[2]	323,059	307,979	238,067	211,719	287,679

Income before equity in net income (losses) of affiliates *[2]	510,283	525,070	405,816	566,302	661,884
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates) *[2]*[3]	(29,570)	(69,117)	(7,782)	(5,060)	(11,273)
Net Income *[2]	480,713	455,953	398,034	561,242	650,611
Less: Net (income) loss attributable to noncontrolling interests	10,313	8,776	12,059	(12,864)	1,927

Net income attributable to NTT DOCOMO, INC. *[2]	¥491,026	¥464,729	¥410,093	¥548,378	¥652,538

Per Share Data
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. *[4]	¥118.41	¥112.07	¥101.55	¥141.30	¥175.12
Dividends declared and paid per share *[4]	¥58	¥60	¥60	¥70	¥75
Dividends declared and paid per share *[4]*[5]	$0. 6160	$0. 5826	$0.5002	$0.6227	$0.6732
Weighted average common shares outstanding—Basic and Diluted *[4]	4,146,760,100	4,146,760,100	4,038,191,678	3,880,823,341	3,726,266,553
Balance Sheet Data
Working capital *[6]	¥1,105,642	¥1,320,776	¥1,301,074	¥1,360,374	¥1,561,216
Total property, plant and equipment, net	2,560,284	2,557,766	2,511,067	2,440,376	2,540,895
Total assets *[2]	7,169,725	7,508,030	7,146,340	7,214,114	7,453,074
Total debt *[7]	253,766	230,346	222,651	222,164	221,880
Total liabilities	1,759,160	1,814,517	1,728,135	1,854,788	1,868,986
Common stock	949,680	949,680	949,680	949,680	949,680
Total NTT DOCOMO, INC. shareholders’ equity *[2]	5,368,475	5,643,366	5,380,072	5,302,248	5,530,629
Total Equity *[2]	5,410,565	5,678,644	5,402,616	5,343,105	5,561,146
Other Financial Data
Depreciation and amortization expenses and loss on sale or disposal of property, plant and equipment	731,632	752,997	699,860	662,469	506,501
Net cash provided by operating activities	932,405	1,000,642	962,977	1,209,131	1,312,418
Net cash used in investing activities	(701,934)	(703,580)	(651,194)	(375,251)	(943,094)
Net cash used in financing activities	(260,967)	(269,793)	(734,257)	(583,608)	(433,097)
Margins (percent of operating revenues):
Operating income margin	18.7%	18.4%	14.6%	17.3%	20.6%
Margin of net income attributable to NTT DOCOMO, INC. *[2]	11.0%	10.4%	9.4%	12.1%	14.2%

*1	As a result of reclassification in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal years ended March 31, 2013 and 2014 have been retroactively reclassified into “Telecommunications services.” The amounts of the reclassification are ¥8.5 billion and ¥8.2 billion for the fiscal years ended March 31, 2013 and 2014.
*2	Consolidated financial statements for the fiscal year ended March 31, 2013 have been revised due to the reinstatement of the equity method for an investee.
*3	Includes impairment of investments in affiliates. See Note 6 of Notes to Consolidated Financial Statements.
*4	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Per Share Data” for the fiscal years ended March 31, 2013 and 2014 are based on the number of shares after the stock split, respectively.
*5	Dividends per share were translated into U.S. dollars at the end of period.
*6	Working capital was computed by subtracting total current liabilities from total current assets.
*7	Total debt includes total short-term debt (including commercial paper and current portion of long-term debt) and long-term debt.

Exchange Rate Data

The following table shows the exchange rates for Japanese yen per $1.00 based upon the noon buying rate in New York City for cash transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Years ended March 31	High *1	Low *1	Average *2	Period-end
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96
2016	123.98	112.42	120.13	112.42
2017	116.78	101.21	108.31	111.41

Calendar Year 2016
December	118.32	113.50	116.00	116.78

Calendar Year 2017
January	117.68	112.72	114.87	112.72
February	114.34	111.74	112.91	112.06
March	115.02	110.48	112.92	111.41
April	111.52	108.40	110.09	111.44
May	114.19	110.68	112.24	110.71
June (through June 2, 2017)	111.24	110.49	110.87	110.49

*1	For fiscal years, calculated from the highest and lowest of the exchange rates on the last business day of each month during the relevant year.
*2	For fiscal years, calculated from the average of the exchange rates on the last business day of each month during the relevant year. For calendar year months, calculated based on the average of daily closing exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition and an increase in mobile communications operators entering into and collaborating with other industries could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

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

In addition to competition from other service providers and technologies in the telecommunications industry, there are other factors increasing competition among mobile network operators, such as saturation in the Japanese mobile communications market, changes to business and market structures and the environment due to the expansion of the areas of competition arising from the entry of competitors in the market, including MVNOs*3 and competitors from other industries. In particular, there is an upward trend in the number of users choosing low-cost services provided by MVNOs. With the use of open platform devices like smartphones and tablets becoming increasingly widespread, many businesses and others have entered the competition in service offerings on mobile phones, and in addition, the wholesale optical-fiber access service offered by NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT East”) and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”) enables a diverse group of market participants to provide services utilizing optical-fiber connections and set discounts for fixed and mobile network services, so it is possible that such businesses and others may eventually launch services that are more convenient for customers, and further intensify price competition. In addition, mobile communications operators are actively entering and collaborating in other industries such as the energy market, smart-home market*4, sports business market, FinTech projects*5 and projects that utilize big data, and it is possible that the attractive services offered by our competitors will lead to a slump in customer satisfaction levels with our company and that price competition will intensify as mobile communications operators offer bundle discounts for packages that include services in other sectors.

In this market environment, the decline in the number of net new subscriptions we acquire may accelerate in the future and the number of net new subscriptions we acquire may not reach the number we expect. Also, we may not be able to maintain existing subscriptions as customers migrate to other service providers due to increased competition. Furthermore, in order to capture new subscriptions and maintain existing subscriptions, there could be a greater-than-expected decline in ARPU and/or greater-than-expected costs. In order to provide highly diverse services and improve convenience for our customers in a challenging market environment, we have been revising various pricing plans and discount services, with services offering fixed discounts set for different models of devices on monthly usage charges and fixed rate domestic voice calls. These pricing plans and discount services include the following the “Kake-hodai & Pake-aeru” pricing plan that offers quantities of packet network data to share among family members; the “Zutto DOCOMO Wari” discount service for long-term users; the “U25 Ouen Wari” discount plan aimed at customers aged 25 or younger; the “docomo Hikari Pack” that offers a combination of the “docomo Hikari” service and smartphone/feature phone handsets; the “Kake-hodai Light Plan” pricing plan for low volume users; the “Simple Plan” pricing plan for users who basically make calls with their family members; the “Ultra Pack” pricing plans for high data users; and the “docomo with” discount plan for users who intend to use one handset for long period of time. However, we cannot be certain that these revisions will enable us to acquire new and maintain existing subscriptions. It is also possible that the subscription ratio for various discount services or the trend in migration to flat-rate services may not be in line with our group’s expectations, and our ARPU may decrease more than projected. Furthermore, if market growth slows or the market shrinks, ARPU may decrease even more than our forecast and we may not be able to capture new subscriptions or maintain the existing number of subscriptions at the level we expect. In addition, in order to reinforce our managerial structure, we are promoting increased efficiency related to our network, sales and services, research and development and narrowing our product line-up to concentrate resources. The push toward greater efficiency, however, may not proceed as expected, and costs may not be optimized as anticipated due to intense competition from other service providers and changes in the market environment.

These foregoing factors may have a material adverse effect on our financial condition and operating results.

*1	Abbreviation of Over The Top. A business that does not own the communications infrastructure required for delivering their services and that delivers content services using the communication infrastructure of other companies.
*2	Abbreviation of Subscriber Identity Module. An IC card inserted into a handset on which subscriber information is recorded, used to identify user.
*3	Abbreviation of Mobile Virtual Network Operator. A business that leases the wireless communication infrastructure of other companies to provide services.
*4	A business that improves convenience and adds new value by controlling home appliances, equipment, or other devices via Internet connections.
*5	A compound word from Finance & Technology. The integrated area of finance and IT.

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

•

Manufacturers and content providers will steadily create and offer products including smartphones and feature phones, handsets compatible with services we provide, software such as the operating systems and applications necessary to encourage the use of smartphone services, as well as content in a timely fashion and at appropriate prices;

•

Demand in the market for mobile handsets will be as we envision and, as a result, our handset procurement costs will be reduced, we will be able to offer our handsets at appropriate prices, and we will not hold excess inventory;

•

Our current and future services, including (i) ISP services such as sp-mode and i-mode, (ii) billing plans and discounted services for use of voice and packet communications, (iii) artificial intelligent services like “Shabette-Concier,” (iv) the storage services like photo collection, (v) the services on “dmarket” such as “dTV,” “dhits” and “dmagazine,” and (iv) “+d*1” initiatives, the convergence with various businesses, such as financial and payment services like “d CARD” and “docomo insurance,” commerce businesses run by OAK LAWN MARKETING, INC. and Radishbo-ya Co., Ltd. and life-related services run by docomo Health Care, Inc. and ABC Cooking Studio Co., Ltd. will be attractive to existing and potential subscribers and achieve continued or new growth;

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

•

To expand services with improved data transmission speeds enabled by LTE*2/LTE-Advanced*3 the 5th generation mobile communication system (“5G”) which we are aiming to begin offering in the year 2020*4 as well as with other technologies, as planned.

If the development of our corporate group’s new services, forms of use or sales methods is limited or if development costs are more than anticipated, or alternatively if we cannot secure and train the necessary human resources and manage the labor force as required to operate our business as we expect or on schedule, it may have a material adverse effect on our financial condition and results of operations.

*1	Our value co-creation initiatives, which aim to deliver new values by making available the business assets that we have accumulated through our operations. For more information, please see “B.1. Business Overview” in Item 4.
*2	Abbreviation of Long Term Evolution. A mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project (“3GPP”).
*3	An advanced mobile communication system standardized by 3GPP that maintains technical compatibility with LTE system.
*4	Because the 2020 Summer Olympics will be held in Tokyo, there is a general expectation among Japanese companies that, in connection with an anticipated increase in tourism and general economic activity, there will be an opportunity between now and 2020 to develop various new products and services to capture an anticipated increase in demand.

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

The Japanese telecommunications industry has been undergoing regulatory reform in many areas, including price regulation. Because we operate on radio spectrum allocated by the Japanese government, the mobile telecommunications industry in which we operate is particularly affected by the regulatory environment. Furthermore, in some cases, our group is subject to special regulations that are not imposed on other providers. Various governmental bodies have been recommending or considering changes that could affect the mobile telecommunications industry, and there may be continued reforms, including the introduction or revision of laws, regulations, or systems that could have an adverse effect on us. These include:

•	Request to provide a price plan that takes into consideration the various needs of users and reduces users’ monthly payments for smartphone usage;

•	Request and guidelines concerning smartphone pricing;

•	Regulations to accelerate competition in the handset area, such as SIM unlocking regulations;

•	Fair competition measures to promote new entry and to provide lower-cost and various services by MVNOs;

•	Revision of the spectrum allocation system, such as reallocation of spectrum and introduction of an auction system;

•	Regulations that would prohibit or restrict the provision of discounted services by our corporate group premised on continuous usage term agreements, including cancellation charges;

•	Introduction of a system allowing for the cancellation of mobile phone subscriptions early in the contract period;

•	Regulations on the use of personal data;

•	Measures to open up some segments of telecommunication platform functions such as authentication and payment collection to other corporations;

•	Rules that could require us to open functions regarding our services, such as sp-mode and i-mode services, to platform providers, Internet service providers, content providers, etc.;

•	Regulations to prohibit or restrict certain content, transactions or mobile Internet services such as sp-mode or i-mode;

•	Measures which would introduce new costs such as the designation of mobile phone communication as a universal service and other changes to the current universal service fund system;

•	Regulations on the sale, promotion, pricing and others for “docomo Hikari” and other optical-fiber services realized by the wholesale services of NTT East and NTT West;

•	Introduction of new measures to promote competition based on a review of the designated telecommunications facilities system (dominant carrier regulation);

•	Review of the structure of the NTT group, which includes our group;

•

Measures connected to amendments and clarification of legal interpretation of the Civil Code and the Consumer Contract Act that would restrict matters that our group intends to implement such as changes to contractual terms or terms of use or restrictions on service amendments or cancellations; and

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

Furthermore, with the number of subscriptions and traffic* per subscriber increasing, our service quality may decline if we cannot obtain the necessary allocation of spectrum from the Japanese government for the smooth operation of our business.

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

In addition, due to the limited processing capacity of our base stations, switching facilities, and other equipment necessary for providing services, the quality of the services we provide may also decrease during peak usage periods if our subscription base dramatically increases or the volume of content such as videos and music provided through our networks significantly expands. Also, in relation to our LTE (Xi) and FOMA services, the growth in the number of service subscribers and traffic per subscriber could significantly exceed our expectations due to the proliferation of smartphones and tablets as well as data communication devices for PCs. Furthermore, some of the software that runs on smartphones and tablets could result in greater use of control signals (the signals exchanged between devices and the network) in order to establish and terminate communications, and could therefore put a greater-than-anticipated burden on our facilities. If it becomes impossible to process such traffic using our existing equipment, service quality may deteriorate, communication interruptions may arise and the cost of investing in equipment to address these issues could increase.

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

In addition, problems have arisen from the fact that subscribers were charged fees for packet communication at higher levels than they anticipated as a result of using mobile phones without fully recognizing the increased volume and frequency of the use of packet communications as our handsets and services became more sophisticated. There have also been problems with high charges due to excessive use of paid content services, and problems due to an increasing amount of trouble and number of accidents caused by the use of smartphones or other mobile devices while driving, riding a bicycles or walking. Furthermore, there are currently a variety of discussions concerning such issues as the pros and cons of elementary and junior high schools students having mobile phones, the sufficiency and accuracy of our access restriction service to screen harmful web sites (“filtering service”), which applies generally to subscribers under 18 years of age in accordance with the enactment of the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use, and the increase in harm caused by the use of SNS* by young people, as they increasingly have access to the Internet from their mobile phones. These issues may similarly damage our corporate image.

We believe that we have properly addressed the social issues involving mobile phones by providing various services such as a filtering service and access restriction services with user age authentication and mobile phones specifically designed for young people. However, it is uncertain whether we will be able to continue to respond appropriately to those issues in the future. Should we fail to do so, we may experience an increase in the cancellation of existing subscriber contracts or fail to acquire new subscribers as expected, and this may affect our financial condition and results of operations.

*	Abbreviation for Social Networking Services.

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

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, hacking, unauthorized access, cyberattacks, equipment misconfiguration and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

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

There have been instances in which tens of millions of computers worldwide were infected by viruses through fixed line Internet connections. As smartphones become more widespread, however, a growing number of viruses are also targeting mobile handsets. Similar incidents could occur on our networks, handsets, or other equipment. If such a virus entered our network or handsets or other equipment through such means as hacking, unauthorized access, or otherwise, or if there was a cyber -attack, our system could fail, the services we provide could become unusable, service quality could be impacted and/or confidential information could be leaked. In such an instance, the credibility of our network, handsets and other equipment and customer satisfaction could decrease significantly. Although we have enhanced security measures including systems to block unauthorized access, remote downloading for mobile phones, and the provision of “Anshin Net Security,” an antivirus solution for smartphones in order to provide for unexpected events, such precautions may not make our system fully prepared for every contingency. Moreover, software bugs, incorrect equipment settings, and human errors that are not the result of malfeasance could also result in system failures, diminished service quality, or leaks of confidential information.

In addition, events or incidents caused by natural disasters, social infrastructure paralysis, the proliferation of harmful substances, the spread of an epidemic, or any other event could force our offices or partners, including sales agencies, to suffer constraints on business operations or to temporarily close their offices or stores. In such a case, we would lose the opportunity to sell or provide goods and services and also may not be able to respond appropriately to subscription applications and requests from subscribers, such as after-sales service requests.

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

Through various media sources and the internet, information has been disseminated indicating that there is concern about whether radio wave emissions from mobile handsets and other wireless telecommunications devices may adversely affect people’s health or may interfere with electronic medical devices including hearing aids and cardiac pacemakers. Such concerns about the possible risks associated with wireless telecommunication devices could adversely affect our corporate image, financial condition, and results of operations through increased cancellations by existing mobile telecommunications services subscribers, reduced subscriber growth, reduced usage per subscriber, and the introduction of new regulations or restrictions or litigation. The radio emissions from our cellular handsets and base stations comply with the electromagnetic safety guidelines established by the Japanese government, which are equivalent to the international guidelines of the International Commission on Non-Ionizing Radiation Protection, which are endorsed by the World Health Organization “WHO.” The WHO has also stated that if the level of the radio emissions from mobile devices is lower than the international guidelines, it will not affect the health of their users and others. Research and studies on the effect of radio wave emissions on people’s health are being conducted by foreign research institutes such as the WHO and the Ministry of Internal Affairs and Communications, or the MIC. While no evidence of an adverse effect on people’s health has been found as of yet, there can be no assurance that, going forward a link between radio wave emissions and health problems will not be identified in the results of future research or studies.

Furthermore, MIC and the Electromagnetic Compatibility Conference Japan have confirmed that electronic medical devices such as cardiac pacemakers can be affected by electromagnetic interference from mobile phones and other wireless equipment, and has created guidelines on safe usage to provide information to the general public. We are working to provide information to ensure that our subscribers are sufficiently aware of these precautions when using mobile phones. There is a possibility that modifications to regulations and new regulations or restrictions could limit our ability to expand our market or our subscription base or otherwise adversely affect us.

Our parent company, NTT, could exercise influence that may not be in the interests of our other shareholders.

As of March 31, 2017, NTT owned 66.65% of our outstanding voting shares. While being subject to the conditions for fair competition established by the Ministry of Posts and Telecommunications (currently the MIC) in April 1992, NTT retains the right to control our management as a majority shareholder, including the right to appoint directors. Currently, although we conduct our day-to-day operations independently of NTT and its other subsidiaries, certain important matters are discussed with, or reported to, NTT. As such, NTT could take actions that are in its best interests but may not be in the interests of our other shareholders.

Risks Relating to the Shares and the ADSs

Future sales of our shares by NTT or by us may adversely affect the trading price of our shares and ADSs.

As of March 31, 2017, NTT owned 66.65% of our outstanding voting shares. Under Japanese law, NTT, like any other shareholder, generally is able to dispose of our shares freely on the Tokyo Stock Exchange or otherwise. Additionally, our Board of Directors is authorized to issue 13,560,437,000 additional shares generally without any shareholder approval. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of our shares.

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

Furthermore, while we currently prepare and disclose our financial statements in accordance with U.S. GAAP, we are considering preparing and disclosing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

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

Together with our 117 subsidiaries and 23 affiliates, we conduct business as the NTT DOCOMO group. Our major subsidiaries and affiliates as of March 31, 2017 are listed below.

Name	Percentage Voting Interest
Service Subsidiaries*: 12
DOCOMO CS Chugoku, Inc.	100%
DOCOMO CS Hokkaido, Inc.	100%
DOCOMO CS Hokuriku, Inc.	100%
DOCOMO CS, Inc.	100%
DOCOMO CS Kansai, Inc.	100%
DOCOMO CS Kyushu, Inc.	100%
DOCOMO CS Shikoku, Inc.	100%
DOCOMO CS Tohoku, Inc.	100%
DOCOMO CS Tokai, Inc.	100%
DOCOMO Support Inc.	100%
DOCOMO Systems, Inc.	100%
DOCOMO Technology, Inc.	100%
Other Subsidiaries: 105
ABC Cooking Studio Co., Ltd.	51.0%
DCM Reinsurance Company, Inc.	100%
DOCOMO ANIME STORE, INC.	60.0%
DOCOMO Communications Laboratories Europe GmbH	100%
DOCOMO Datacom, Inc.	66.2%
DOCOMO Digital Limited	100%
docomo Healthcare, Inc.	66.0%
DOCOMO Innovations, Inc.	100%
DOCOMO PACIFIC, INC.	100%
D2C Inc.	51.0%
MAGASeek Corporation	75.0%

Name	Percentage Voting Interest
Nihon Ultmarc Inc.	100%
OAK LAWN MARKETING, INC.	55.8%
Radishbo-ya Co., Ltd.	100%
Tower Records Japan Inc.	50.3%
and other subsidiaries
Affiliates: 23
Avex Broadcasting & Communications Inc.	30.0%
FeliCa Networks, Inc.	38.0%
Hutchison Telephone Company Limited	24.1%
Nippon Telecommunications Network Co., Ltd.	37.4%
NTT Broadband Platform, Inc.	22.0%
NTT Resonant Incorporated	33.3%
PLDT Inc.	8.6%
RecoChoku Co., Ltd.	34.2%
Sumitomo Mitsui Card Company, Limited.	34.0%
Tata Teleservices Limited	21.6%
VMG Media Joint Stock Company	24.5%
ZENRIN DataCom Co., LTD.	18.1%
and other affiliates

*	These service subsidiaries provide operational services such as call center and agency support operations, communication network construction, maintenance operations and corporate sales to NTT DOCOMO, INC.

The Company engages in telecommunications, smart life and other businesses. For more information regarding our business segments, please see “B.4. Services” in Item 4.

We operate our business mainly in Japan, and do not generally experience significant seasonality.

Breakdown of Operating Revenues

	Millions of yen
	Years ended March 31
	2015	2016	2017
Telecommunications business	¥3,654,565	¥3,689,779	¥3,711,156
Smart life business	443,320	504,129	501,918
Other businesses	313,492	359,276	400,400

•	Competitive Environment

The environment of Japan’s telecommunications market has significantly changed in recent years. Especially in the mobile telecommunications market, competition has intensified due to the government’s pro-competition policies, the rise of low-cost smartphones offered by MVNOs and other factors. Also, in the fixed communications market, not only telecommunications operators but also various other players have started to provide new services using the “Hikari Collaboration Model” (as described below). Furthermore, significant changes are also apparent in the business models of telecommunications operators, as advances in mobile ICT, such as in devices and networks have resulted in operators actively entering and collaborating in other sectors.

There are presently three mobile network operators in Japan: DOCOMO, KDDI CORPORATION and its subsidiaries (“KDDI group”) and SoftBank Corp. and its subsidiaries (“SOFTBANK group”). As of March 31,

2017, we had a market share of 46.0%, KDDI group had a market share of 29.8% and SOFTBANK group had a market share of 24.2%. Note that each company’s share also includes lines that the individual company provides for MVNOs.

As of March 31, 2017 we had approximately 74,880 thousand mobile telecommunications subscribers, an increase of approximately 3,916 thousand from the end of the previous fiscal year. Also, our churn rate for March 2017 was 0.59%.

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

The number of mobile telecommunications services subscriptions for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands
	Years ended March 31
	2015	2016	2017
Mobile telecommunications services subscriptions *1	66,595	70,964	74,880
LTE (Xi) subscriptions *1	30,744	38,679	44,544
FOMA subscriptions *1	35,851	32,285	30,336
Estimated market share of total subscriptions	43.6%	45.3%	46.0%
Subscription growth rate	5.5%	6.6%	5.5%
Average monthly churn rate *1*2	0.61%	0.62%	0.59%

*1	The number of mobile telecommunications services subscriptions, LTE (Xi) subscriptions and FOMA subscriptions includes communication module services subscriptions.
*2

In general, the term “churn rate” is defined as the percentage of customers who disconnect their service relative to the total subscription base. Our measurement of churn rates includes voluntary terminations in connection with handset upgrades or changes. The average monthly churn rate for each fiscal year is calculated* by adding the number of mobile telecommunications services subscriber contract terminations in each month of that fiscal year and dividing that number by sum of the active mobile telecommunications services subscriptions** from April to March.

* Data are calculated excluding the subscriptions and cancelation of subscriptions of Mobile Virtual Network Operators (MVNOs).

** Active mobile telecommunications services subscriptions = (number of subscriptions at the end of previous month + number of subscriptions at the end of current month) / 2

Furthermore in the fixed-line communications market, the “Hikari Collaboration Model” mentioned above, has enabled telecommunications operators and a wide range of other players to provide services utilizing optical fiber. Accordingly, competition transcending the traditional boundaries of the fixed-line communications market has further intensified.

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

Meanwhile, underlying progress in Internet technology and various other technologies has advanced ICT developments in the non-communications market, with the acceleration of collaboration between companies across industrial markets. By adding DOCOMO’s strengths to those of each of our partners, we promote “+d” initiatives to offer our customers with more fun, more security and more convenience, which we call “Ever-Improving Value.” We continue to differentiate ourselves from our competitors by creating new added value through collaboration with each of our partners using our own strengths—which include our technology, services, billing and payment platforms—and assets such as our loyalty program as well as the customer bases that form the core of the mobile telecommunications business.

Through these undertaking we aim to manage our business toward the goal of delivering “Ever-Improving Value” to our customers.

•	Business Strategy

We established Medium-Term Strategy 2020 “Declaration beyond.”

Looking ahead to the year 2020 and beyond, we will aim to amaze and inspire beyond expectations for our customers and create new values hand-in-hand with our partners by exceeding customers’ expectations.

The word “beyond” reflects our will to transform ourselves to realize a richer future with 5G. For our customers, we plan to offer enhanced benefits and convenience as well as value and inspiration, such as enjoyment, surprise, satisfaction and peace of mind, and realize the co-creation of new values through “+d” initiatives such as making contributions to industries, solving social issues and expanding our partners’ businesses.

“Declaration beyond” outlines six declarations we have set for these initiatives. By delivering three declarations intended for our customers and three for our partners, we will aim to steadily reinforce our revenue foundation and cash generation capability, while continuing to improve the returns to our customers and shareholders, thereby bringing about a future of abundance.

For more information regarding our Medium-Term Strategy 2020 “Declaration beyond,” please see “D. Trend Information” in Item 5.

2. Networks

We currently provide our services mainly on LTE and W-CDMA networks.

•	LTE Development

In December 2010, we launched LTE service for data communications devices. In November 2011, we expanded the service to smartphones. We are working to develop base stations and accelerate communication speeds, while utilizing the know-how and technical skills we have built up as an LTE service pioneer to cope with the increased smartphone user traffic by measures such as enriching content and providing new services.

In terms of base station development, by the end of March 2017 we had increased the number of base stations to 161,900 and expanded the coverage of our “PREMIUM 4G*1” to 1,421 cities across Japan.

We also improved the speed of network by using carrier aggregation*2 using a new spectrum band of 3.5GHz from June 2016 and through other new techniques, in March 2017 we commenced a communication service that offers Japan’s fastest maximum downlink speed of 682Mbps. Through these measures, we have successfully created a high-speed communication environment that provides customers with a stable and convenient network experience.

In an effort to reinforce our networks, we conducted surveys of effective data speeds adhering to the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers and Information Providing Method, etc. for Users” defined by the MIC. The results indicated that we achieved improvements in both download and upload speeds over the previous year. The median (Android + iOS) speed of our download speeds was 118Mbps (166% the level of the previous year), and that the median speed of our upload speeds was 23Mbps (110% the level of the previous year).

We continue to reinforce our network by using new technologies in order to offer convenient, high speed and stable communication quality to our customers.

We are also advancing research on 5G to achieve transmission speeds exceeding 10Gbps, about 1,000 times the capacity of LTE, in response to the increasing the number of communication devices and varied services that accompany the spread of IoT communication toward the planned launch of services in 2020. Since 2013, discussions regarding 5G have been advancing at international research organizations and conferences. As an enterprise that has engaged in 5G research since 2010, DOCOMO is playing a leading role in global research efforts. A joint experiment on 5G was launched in 2014 in collaboration with 13 major global vendors and has steadily yielded results in verification tests. DOCOMO is leading global innovation toward realizing ever higher speeds by leveraging our network operations know-how and leading-edge technical development capabilities, which we have cultivated for many years.

*1	Name of our high-speed network services using the LTE-Advanced system.
*2	Technology that achieves improvement of data speeds by aggregating multiple carrier frequencies.

•	Spectrum Use Status

The MIC has allocated a total bandwidth of approximately 530MHz as radio frequencies available for use for LTE/W-CDMA networks (3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 900MHz, 800MHz and 700MHz). Of this, we have been allocated 6 frequency bands—3.5GHz, 2GHz, 1.7GHz, 1.5GHz, 800MHz and 700MHz—to operate our networks.

3.5GHz Band:

With regard to our plan to open specified base stations to be used for the 3.5GHz band, approval was received from the Minister of MIC in December 2014. The 40MHz (TDD) block allocated in the 3.5GHz band has been used by our TDD-format LTE services since June 2016.

2GHz Band:

The 20MHz x 2 allocated in the 2GHz band is jointly used by our LTE and W-CDMA networks. A maximum 20MHz x 2 is used for our LTE network.

1.7GHx Band:

The 20MHz x 2 allocated in the 1.7GHz band is jointly used by our LTE and W-CDMA networks in the Kanto, Kansai and Tokai areas. We intend to further expand use for the LTE network in the future.

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

3. Products

We purchase products from vendors and then sell them mainly to third party distributors, which sell these products to our subscribers.

To expand our smartphone user base and to facilitate the adoption of multiple devices by a single user in order to meet the diverse needs of customers, we have strived to enrich our product lineup. In the fiscal year ended March 31, 2017, we launched a total of 20 devices, which included 12 smartphones, one tablet, two docomo Feature Phones, two Raku Raku phones (phones that are more user-friendly as compared to other smartphones and feature phones), one docomo Kids & Juniors phone and two data communication devices, with combined sales of approximately 27.48 million units. The features of each type of device are discussed below.

•	Smartphones/Tablets

In order to encourage more people to use smartphones, we have been offering models compatible with new functions such as “Suguden,” which allows users to carry out basic functions such as making and receiving calls with tap-less operations that do not require the use of the screen. We have also provided our first original smartphone, the “MONO MO-01J” which is simple and easy to use. We have also been working to enhance our line-up of devices, including the latest iPhone models.

As a result of the above, the number of smartphones and tablets sold was approximately 15.03 million units.

•	Data Communications Devices

We offer a wide range of data communication devices for selection, depending on usage, including mobile Wi-Fi routers, USB data cards, and the like.

In March 2017, we released a compact mobile Wi-Fi router that offers Japan’s fastest maximum downlink speed of 682Mbps. In addition, our communication modules can be used in various situations in everyday life and business situations, such as for managing taxi and bus operations, monitoring and controlling power and gas facility devices, distributing contents to information posting systems, managing inventory for vending machines and managing payment with mobile devices.

•	Other Communications Devices

As new products in our 2016-2017 winter/spring collection, we released two docomo Feature Phones models. Both models are compatible with LTE and allow users to enjoy VoLTE high sound quality calls.

4. Services

By providing high-speed communication services through “PREMIUM 4G” and “docomo Hikari” optical broadband service, we have made efforts to provide a comfortable communications environment. Furthermore, in our smart life business and other businesses, besides to growing our services, such as “dmarket,” for providing various content and financial and payment services including “d CARD,” we have also been offering new services such as “DAZN for docomo.” In addition, we are also developing new value-added services through “+d” initiatives founded on co-creation with various external partners.

•	Telecommunications Services

Mobile Telecommunications Services

We currently offer voice, data, and other value-added services through our LTE (Xi) and FOMA services.

As a result of our efforts to improve the contents and services we offer for smartphones as well as expand the smartphone market, our LTE (Xi) service subscriptions rose to approximately 44.54 million as of March 31, 2017.

In addition, other main services among mobile phone services include international services such as international calling service and international roaming service, public wireless LAN service “docomo Wi-Fi,” services for corporate customers such as “Office Link,” a service that allows mobile phones to be used as internal lines, “Anshin Manager,” which enables the unified control of corporate mobile phones, and a satellite cellular phone service.

Optical-fiber Broadband Service

In April 2016, we added new offerings to our “docomo Hikari” optical-fiber broadband service: “docomo Hikari Denwa” IP telephone service and “docomo Hikari TV Option” IP TV service. By doing so, we have been able to integrate all customer-related operations for our optical-fiber broadband, fixed-line telephone and TV services, from application to after-sales.

Furthermore, in February 2017, we released “docomo Hikari Router 01,” a home Wi-Fi router that comes together with a remote assistance service for setting up Internet access and Wi-Fi environments. Simultaneously, we commenced “docomo Hikari Router Security,” a new service that allows users to use “docomo Hikari” services easily, conveniently and free from concerns.

Because our various initiatives for “docomo Hikari” were well-received by our customers, the total number of “docomo Hikari” subscriptions grew to 3.40 million as of March 31, 2017.

For more information, see “B. 5. Tariffs” in Item 4, which contains the details of charges for “docomo Hikari” and “docomo Hikari Pack.”

•	Smart Life Business

In addition to our conventional telecommunication services, to make our customers’ lives richer and more convenient, our smart life business, business segment offers services through our “dmarket” portal, such as the distribution of, for example, video, music, and electronic books, finance/payment services, online shopping service and other life support services.

Furthermore, we are promoting “+d” initiatives to create new value by adding our strengths to those of each of our partners and steadily expanding the number of “+d” partners and member stores.

Contents Services

We offer content services to customers in order to provide them with entertainment and have strived to add and enrich services. In February 2017, in collaboration with the Perform Group, we launched a new sports content service, “DAZN for docomo.” The service offers both live and on-demand video with unlimited viewing access to popular sports programs from Japan and overseas. One of the main features of the service is that users are able to enjoy watching it anytime and anywhere by streaming not only live video, but also catch-up and highlight videos over various types of devices such as smartphones, tablets, PCs, televisions and game consoles.

Regarding the DOCOMO-operated content market, “dmarket,” in order to provide total support for customers’ health, in April 2016 we started offering “d healthcare pack,” an integrated package that combines four health-related services, including the “Aruite-Otoku” application that allows users to earn “d POINTs” from the number of steps recorded on their smartphones. Also, in July 2016, we rebranded our “Home Anshin Partner” service to “dliving,” adding new components such as a childcare support service offered at a discounted rate, and a feature that allows users to check data such as their home electricity consumption.

As a result of the abovementioned measures, the combined number of “dmarket” store subscriptions* grew further to 16.08 million as of March 31, 2017.

*	Total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” services under a monthly subscription arrangement.

Lineup of our main services

Service	Service Overview
d anime store	Flat-rate animated video distribution service

d apps & review	Website introducing smartphone apps recommended by DOCOMO

d book	Electronic book store enabling viewing of manga, novels and how-to books

d delivery	Home food delivery service

d fashion	Fashion e-commerce site

d game	Site offering Web-based games*1 and app-based games

d gourmet	Distribution service for information and coupons related to foods

d healthcare pack	Distribution service for apps and benefits related to health and exercise

d hits	Flat-rate music distribution service

d kids	Flat-rate distribution service of educational content for children

d living	Support services for problems in daily living and housekeeping

d magazine	Flat-rate electronic magazine distribution service

d music	Music download service

d shopping	Online shopping service for food, daily necessities, electrical appliances and other goods

d travel	Site for booking accommodation at hotels and Japanese inns, as well as domestic and overseas tours

dTV	Flat-rate video/movie distribution service

DAZN for docomo*2	Service that distributes Japanese and international sports video content

*1	Games that can be enjoyed anywhere with an Internet connection and without the need to install applications.
*2	DAZN for docomo launched services on February 15, 2017.

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

In the fiscal year ended March 31, 2015, we started to offer our “d POINT” service, which is built on the “docomo Points” scheme, through which customers can accumulate points, for example, by making payments of their monthly charges, and we also began issuing “d POINT CARD,” a card that can be used to accumulate and redeem points while shopping at neighborhood “d POINT” participating stores. In conjunction with this, “DCMX” and “DCMX mini” have been rebranded as “d CARD” and “d CARD mini,” respectively, and can be used to accumulate and redeem “d POINTs” at more advantageous rates.

Furthermore, since October 2016, our “d CARD” credit card service and our “iD” contactless payment service have supported Apple Pay. This enables users of Apply Pay-compatible devices to use “d CARD” on Apple Pay, and users of iPhone 7, iPhone 7 Plus and Apple Watch Series 2 to pay with “iD” for purchases at the stores.

Shopping Services (Commerce)

In addition to expanding “dmarket,” our subsidiaries are developing shopping services.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
OAK LAWN MARKETING, INC.	Mail order sales business using media centered on television

Radishbo-ya Co., Ltd.	Member-based home delivery services offering organic and low-pesticide vegetables and additive-free foods

Tower Records Japan Inc.	Sale of CDs, DVDs, and other music contents

MAGASeek Corporation	Online sales of women and men’s clothing

Services to Support Our Customers’ Daily Lives

We are developing life support business related to medical/healthcare, cuisine and dining, utilizing the unique properties of mobile communications.

Overview of business of major subsidiaries

Subsidiaries	Business Overview
docomo Healthcare, Inc.*	Proposal of lifestyles based on data obtained through smartphones and health equipment, and creation of business opportunities in the healthcare service market by collaborating with partner companies on products

Nihon Ultmarc Inc.	Provision of a medical database (MDB) relating to healthcare-related companies including pharmaceutical companies, authentication and information services to medical personnel

ABC Cooking Studio Co.,Ltd.	Operation of the ABC Cooking Studio cooking school and mail order sales of ingredients and cooking utensils

DOCOMO BIKESHARE, INC.	Provision of bicycle sharing services

DOCOMO gacco, Inc.	Provision of “gacco,” Japan’s first MOOC service, and the “gacco system” ASP business

*	Joint venture with OMRON HEALTHCARE Co., Ltd.

•	Other Businesses

Other businesses primarily include “Mobile Device Protection Services,” and IoT/M2M businesses. In addition, we provide a variety of other services around the world through overseas partner companies in which we invest, predominantly in the payment platform business (mainly for direct carrier billing) and the content distribution business. For the current fiscal year, besides installing communication modules in cars and providing information services for car navigation systems, we made efforts to expand our IoT and corporate businesses by combining various types of equipment with mobile communications.

5. Tariffs

•	Mobile Communications Charge

Our telecommunications services revenues are generated primarily from fixed basic monthly charges, voice communication charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls, charges for data communication services and charges for optional value-added services and features. We set our own rates in accordance with the Telecommunications Business Act and guidelines set by the Japanese government, which currently allow mobile network operators to set their own tariffs without government’s approval.

The details of the charges in connection are described below.

•	Basic Monthly Charge for Voice Communication Service and Voice Communication Charges

Since June 2014, we have offered a new billing plan, “Kake-hodai” for the LTE (Xi) service and FOMA service, which enables subscribers to make nationwide voice calls for a flat monthly rate regardless of the number or length of calls. Our basic plans are the “Kake-hodai Plan,” the “Kake-hodai Light Plan” and the “Simple Plan.” The “Kake-hodai Plan” allows customers to make unlimited domestic voice calls at a flat monthly rate, the “Kake-hodai Light Plan” allows customers to make unlimited domestic voice calls under five minutes at a lower flat monthly rate than the “Kake-hodai Plan” (domestic voice calls over five minutes with members in the same family group are free), and the “Simple Plan” allows customers to make unlimited domestic voice calls with members in the same family group.

In addition, we continue to offer existing monthly pay-as-you-go rate plans to FOMA service subscribers, most of which include a certain amount of free communications. The rate differs depending on the plan selected by the customer.

•	Data Communication Charges

In June 2014, we began to offer a new billing plan for data services called “Pake-aeru,” which enables LTE (Xi) and FOMA customers to share monthly data quotas among the same group of family members or corporate users. By choosing the “Pake-aeru” plan that corresponds to the estimated monthly data quantity to be used by a family or corporate users, the service enables the division of the data usage among multiple contract lines.

The billing plan consists mainly of four plans for single users (2GB, 5GB, 20GB and 30GB) and six plans for families (5GB, 10GB, 15GB, 30GB, 50GB and 100GB). If the data usage in a month exceeds the monthly data quota, users can pay an additional set fee for each 1GB of data or transmission speed is lowered to 128kbps until the end of that month.

Further Enrichment of Billing Plan

The billing plan “Kake-hodai & Pake-aeru” has enjoyed favorable reviews from early on, and the number of total subscriptions reached approximately 37.07 million at the end of March 2017. To further cater to the diversifying needs of our customers, we rolled out the following new “Kake-hodai & Pake-aeru” plans from the fiscal year ended March 31, 2017.

Choice between two courses after completion of two-year subscription period

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

For high-usage customers

In September 2016, we added a new “Ultra Pack L (20GB) & LL (30GB)” high-capacity package for customers to be able to enjoy videos and other contents resulting in high data usage without having to worry about data usage limits or fees. In conjunction, we also began offering the “Ultra Share Pack 50 & 100” that allows family members to share data usage, and in May 2017, we added “Ultra Share Pack 30” to enrich options of “Share Pack.”

For docomo Feature Phones users

In October 2016, we began offering “Kake-hodai Light Plan for Feature Phone” a billing plan that allows users to have a flat monthly rate for unlimited domestic voice calls of five minutes or less for who have signed a two-year contract for a docomo Feature Phone for a monthly charge of ¥1,200. (Domestic voice calls over five minutes with members in the same family group are free)

For low-usage customers

In January 2017, to cater to users with limited data usage, we enabled users to bundle the “Kake-hodai Light Plan (for smartphones/tablets)” with “Data S Pack.”

For users who basically make calls with their family members

In May 2017, we began offering “Simple Plan,” a plan for users who basically make voice calls with their family members, for a monthly charge of ¥980.

For users who intend to use one handset for long period of time

In June 2017, for users who intend to use one handset for a long period of time, we began offering a new plan “docomo with” which provides a monthly discount of ¥1,500 for users who purchase an eligible handset.

•	Optical-fiber Broadband Service Charge

Currently, monthly charges paid by our optical-fiber broadband service subscribers consist mainly of a basic monthly charge for optical-fiber broadband service and other additional monthly service charges for miscellaneous value-added services.

The details of the charges in connection are described below.

Two types of billing packages are available: ISP Charge-inclusive Package and Standalone Package. ISP Charge-inclusive Package includes Internet connection service of partner ISPs for selection by the subscriber. Customers also can select Standalone Package that only covers the “docomo Hikari,” optical-fiber broadband service, which requires an additional contract with any ISP for Internet access. In each plan, charges differ by residential type: either detached house or apartment. For detached houses, we also offer “docomo Hikari-mini,” a two-tier flat-rate plan offering data speeds of up to 100Mbps. In December 2016, we also introduced another new package which allows customers to use the optical-fiber broadband and Internet access services offered by our partner cable TV operators as a set.

In addition, we provide discount plan, called “docomo Hikari Pack,” which is bundled with existing mobile basic monthly charges, “Kake-hodai & Pake-aeru,” to provide mobile subscribers and subscribers of “docomo Hikari” with further discounts. When a family or the same company or organization subscribes to “docomo Hikari” for two or more lines shared within a group, we also provide various discounts to suit customers’ usage such as “Hikari Fukusu Wari” applicable to each line used from the second line onwards.

6. Sales and Marketing

•	Sales Channels

We sell our products and services through a vast sales network covering the entire country of Japan. Docomo Shops, which are mainly operated by various third party distributors, including agent resellers, sell our products and services to customers. As of March 31, 2017, there were 2,377 docomo Shops nationwide. In addition, general distributors such as major electronics retail stores and other stores also sell our products. As of March 31, 2017, the number of such shops was approximately 3,500 (excluding docomo Shops). In addition to the face-to-face channel, we have established online shopping and eight call-centers nationwide (as of March 31, 2017) and consider these channels to be important to improving convenience for our customers. For operation of mobile devices, “docomo Hikari” and other services we have established exclusive call centers and are enhancing the support system for customer care.

•	Sales Methods

We purchase mobile devices from manufacturers and then wholesale these to third party distributors. With the aims of gaining and keeping customers and encouraging the spread of our services through new contracts and handset upgrades, we pay these third party distributors commissions that are linked to their sales.

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

As part of our efforts to provide enhanced customer services, we offer a customer loyalty program called “d POINT CLUB” (formerly “docomo Premier Club”), a point program that customers including those who do not subscribe to any docomo line can join as individual members. Under this program, customers are able to earn “d POINTs” in several ways. For example, customers are able to earn “d POINTs” by making payments of their monthly charges and for “dmarket” services or by shopping at our partner stores. In addition, to enhance returns to our customers such as providing “Renewal Points” (rewarding “d POINTs” for contract renewal) and the “docomo Child Raising Support Program,” on May 2017, we automatically transferred customers’ “docomo Points” to “d POINTs,” among other initiatives; offering programs to satisfy various groups of customers. The points can be used as a discount, such as for making payments of monthly charges or for shopping at our partner stores. Also, members advance to different levels depending on the number of “d POINTs” accumulated over a six-month period, the period of continuous use of DOCOMO subscription, or whether or not the members subscribe to “d CARD,” and receives various benefits depending on the level.

•	After-sales Support

We have continually worked to strengthen our after-sales support, with the aim of further improving customer satisfaction, through services such as “Mobile Device Protection Service,” “Mobile Device Protection Service for iPhone & iPad” (a service to provide comprehensive coverage for problems related to mobile handsets such as water exposure, loss or malfunction),and “Anshin Remote Support” (a service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location).

7. Research and Development

In our base located in the Yokosuka Research Park, we engage in research and development of basic technology, mobile communication systems and a wide variety of new products and services. As part of our ongoing research and development and in order to continue to improve our devices, networks and services, each of our research and development departments collaborates with product development staff at other operating divisions. We have been also working with major manufacturers of our products and network equipment. Furthermore, we have been proactively working on open innovation with external companies to create new value.

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

The results of our recent development are as follows:

•	Technology Put to Practical Use During the Fiscal Year Ended March 31, 2017

Natural-Language Dialogue Platform

We launched the “Talking Robot for Biz,” a service that companies can customize for their own intended uses, utilizing a “natural-language dialogue platform” that produces natural dialogue through the use of artificial intelligence. In addition, we provided the same platform for the “ATOM*” communications robot.

*	Jointly developed with Kodansha Ltd., Tezuka Productions Co., Ltd., FUJI SOFT INCORPORATED and VAIO Co., Ltd.

Communication Partner “COCOKUMA”

We have developed a teddy bear-shaped robot named “COCOKUMA*,” which is a communications robot that can exchange messages with family members who live far away and that is easier to operate than mobile phones or smart phones. It is also equipped with a motion sensor, so by talking through “COCOKUMA,” users can monitor another person’s presence.

*	Jointly developed with Iwaya Co., Ltd., Vitech Global Electronics Co., Ltd., and MOOREdoll Inc., distributed by Iwaya Co., Ltd.

Customer Translation Service for Corporations

To support companies that provide services to foreign visitors, we launched a translation service called “Hanashite Hon’yaku for Biz,” a service that combines two functions: (1) “speech translation” that allows spoken conversation between Japanese and another language: and (2) a “fixed phrase function” that registers responses to frequent phrases.

•	Technology Developments to be Implemented

5th Generation Mobile Communications System (5G)

We have been engaged in on-going collaborative trials with leading global vendors with a view to offering 5G by 2020 and have successfully achieved a data speed of more than 2.5Gbps with a mobile device that was in a vehicle travelling 150km/h.

Moreover, to allow our customers to experience a wide range of services leveraging 5G technology, we have started to build the “5G Trial Sites” and have made agreements to proceed with empirical trials in cooperation with partner companies*.

*	Such partner companies include TOBU Railway Co., Ltd., Sohgo Security Services Co., Ltd., Japan Display Inc., Toppan Printing Co., Ltd. and Fuji Television Network, Inc. (as of the end of March 2017)

docomo Drone Project

In September 2016, we acquired a “license of a development test station applied for the use of mobile terminals in unmanned aerial vehicles” and began to verifying the communication quality in the sky and the impact on terrestrial mobile phone networks. Specifically, we also started verification trials for the commercialization of proxy shopping services*1 and package delivery systems*2 using cellular drones.

*1	Carried out in conjunction with ENROUTE CO., LTD. and MIKAWAYA21 Co., Ltd.
*2	Carried out in conjunction with Rakuten Inc. and Autonomous Control Systems Laboratory Ltd.

Wireless Technology Suitable for IoT

To provide LPWA* networks and solutions suitable for various forms of IoT products and services, we have started to develop a cellular IoT that allows low price and low power consumption modules based on LTE.

We have also developed and begun empirical trials on gateway devices that allow information collected from IoT devices using optimal wireless communication for IoT and sent to the cloud via a cellular network.

*	Abbreviation for “Low Power Wide Area.” Low Power Wide Area wireless technology that saves power consumption and allows communication over a long distance.

Efficiency Improvements in Allocation of Taxis Utilizing AI

To solve social issues such as a shortage in the number of vehicle drivers caused by the falling birthrate and aging society, we have developed a new “Technology to Forecast Travel Demand*” that forecasts the demand for taxis in real time, and started demonstration tests using the name “AI Taxi.” In demonstration tests, this service has achieved an overall forecast accuracy of 92.9%.

*	Carried out in conjunction with Tokyo Radio Cooperative, FUJITSU LIMITED and FUJITSU TEN LIMITED.

docomo Smart Parking System

To solve the problem of finding parking spaces in urban areas, we have developed a solution which enables small plots of land to be used as parking spaces, and we started a trial service* using this solution at some parking lots in Tokyo since November 2016.

*	Using some parking lots operated by Coin Park Co., Ltd., Sharing Service Inc. and Prestige International Inc.

UI Technology Compatible with Flexible Displays

We have developed new UI* technology that is compatible with rollable display devices, which are devices that users can change the display size according to the user’s preference. The UI technology can optimize the layout of various contents depending on how much the display has been rolled up.

*	Abbreviation for “User Interface,” a means for human-computer interaction how commands are given to a computer and how information is displayed to a user.

Note:	Included in the technologies that constitute “Natural-Language Dialog Platforms” and “Technology to Forecast Travel Demand” is the NTT Group’s AI technology “corevo.”

8. CSR

We aspire to achieve sustainable growth and development alongside society by creating new services with social value. CSR is inseparable from, and synonymous with, our business activities. The foundation of our business lies in serving society by providing new value, and we are advancing along two fronts.

The first is “Innovative docomo,” in which we are attempting to create new value through our “+d” initiatives, addressing education & learning, healthcare & medical services, climate change, and other social issues. In accordance with our philosophy that we serve society at large as our customers, we provide “Ever-Improving Value” through collaboration with our partners. We will deliver convenience, fun and reliability for our individual customers, while providing services and solutions for social issues for society at large.

The second is “Responsible docomo,” in which we aim to create a trustworthy company that fulfills its social responsibilities. Throughout all of our business undertakings we will engage in activities with integrity and meet those responsibilities as a leading company in the mobile and IT industries.

In the aftermath of the 2016 Kumamoto Earthquakes, in addition to securing and restoring communication services, we provided assistance to the people and areas affected by the disaster by providing free battery-charging services and Wi-Fi spots at evacuation shelters and through the donation of relief funds. In addition, other measures we have taken to step up our disaster preparedness include the upgrade of our large-zone base stations by adding LTE-compatibility and conversion of existing base stations covering coastal and mountainous areas into medium-zone base stations to secure communications in these areas. These preparations taken in advance will allow customers to use mobile phones free of concerns in the event of a disaster.

Our CSR consists of creating a sustainable society by incorporating these two aspects. We will actively engage in our initiatives to contribute to solving various social issues and advancing society in general, thereby increasing our corporate value.

9. Regulations

The MIC is the primary regulatory body with responsibility for the telecommunications industry in Japan. We and other mobile telecommunications service providers are regulated by the MIC primarily under the Telecommunications Business Act. We and other mobile telecommunications service providers are also subject to the Radio Act. We, however, are not subject to regulation under the Act on Nippon Telegraph and Telephone Corporation. etc. (“NTT Act”).

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

Method of Connection Charges Calculation

Regarding fees charged to the connecting carrier as a result of interconnection (connection charges), we are obligated to charge an amount consisting of appropriate costs plus a reasonable margin and accordingly need to calculate such an amount by the method specified in the “ Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO” issued by the MIC, and submit the basis of the calculation to the MIC. We are also under an obligation to assemble and make public accounting information about the connection in accordance with the MIC Ordinance. The MIC Ordinance and the guideline recommend to determine a provisional amount for packet connection charges payable by MVNOs by reference to reasonable and provisional amounts in lieu of the connection charges applicable in the previous year for the purpose of the improvement of MVNOs’ cash flows in the case where a substantial decrease in such amount is expected.

In May 2016, the MIC Ordinance and the “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO” were introduced as new legislation providing for the method of calculating connection charges. The method provided for in the ordinance, rules and guidelines follow the current “Guideline relating to operation of the Category II-designated telecommunications facility system,” which used to define the method before May 2016, and therefore any amendment in the new legislation will have little impact on our method of calculating connection charges.

Furthermore, in February 2017 the MIC revised its ordinance and guidelines, mentioned above. Under the previous MIC Ordinances and guidelines, there was no specific calculation method defined for certain variables used to calculate “profit” (a component of the connection charge), and the individual companies DOCOMO, KDDI and SoftBank used their own rules in these calculations; however, the revisions standardized the calculation method used to calculate the variables. These revisions are thought to have helped narrow the gap in connection charges between the three companies DOCOMO, KDDI and SoftBank.

Regulations on the Prohibition of Anti-competitive Behavior

We are designated as a telecommunications carrier subject to the prohibition of anti-competitive behavior on the grounds that it is necessary to do so in consideration of the fact that our market share in terms of profits exceeds 25%, changes in this market share and other circumstances; and also, for the purpose of ensuring a fair environment of competition with other telecommunications carriers, we are accordingly prohibited from engaging in anti-competitive behavior such as:

•	Use of information of other mobile network operators obtained from such other mobile operators through interconnection for other purposes; and

•	Unduly favorable treatment of certain NTT group companies separately designated by the Minister of MIC.

Note that in the past, we were prohibited from engaging in “unfair discriminatory treatment towards specific telecommunication operators”; however, the enforcement of the Revised Telecommunications Business Act in

May 2016 means that only unduly favorable treatment of certain NTT group companies, as separately specified by MIC, is prohibited. The revisions have made it possible to collaborate with other operators, apart from those certain NTT group companies separately specified by MIC. This deregulation will allow us to create diverse services through the utilization of ITC by coordinating with a variety of companies inside and outside Japan, which we believe will contribute to the improvement of convenience for customers and the improvement of our international and business competitiveness.

Obligation to provide MVNOs with telecommunications services

With a view toward a more dynamic mobile telecommunication market achieved by promoting new entry by MVNOs, the MIC has formulated “Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO.” Under the Guidelines, whether wholesale telecommunications services are to be provided by an MNO to an MVNO, or whether there will be an interconnection between an MNO and an MVNO are matters, in principle, to be decided by negotiations between the parties, and when an MNO has had a request for connection from an MVNO, unless it has grounds to refuse, it must comply with such request.

Introduction of BodySAR regulations

Bearing in mind the penetration of wireless devices used for purposes other than voice communications, such as smartphones, among others, and the penetration of devices with multiple forms of wireless mechanisms that transmit radio waves at the same time, the MIC introduced a system that provides for expansion of the permissible limit of the Specific Absorption Rate (SAR), which had previously been set mainly for the head area, to include almost the entire body in order to ensure the safety of these devices according to standardized international assessment methods.

Guidelines on the Conditions of Mobile Services and Terminals

Based on a summary of the “Follow-up Meeting on the Conditions of Mobile Services and Terminals” in order to improve user convenience through shortening the timeframe for SIM unlocking as well as to further normalize mobile device sales through clarification of reasonable cost liabilities asked of users purchasing a mobile device, the MIC has revised the content of the “Guidelines for Unlocking SIM Lock” and the “Guidelines for Optimization of Purchase Subsidies for Smart Phone Terminals” and has formulated new “Guidelines on the Conditions of Mobile Services and Terminals.”

Guidelines on smooth operation for unlocking SIM Lock

(i)	Shorten the period between the device being purchased and allowing the SIM to be unlocked

(ii)	In principle, the SIM should be unlocked once the contract has ended (explain conditions & procedure for unlocking)

(iii)	Abolition of SIM locks for MVNO

We are dealing with the above points in a prompt manner. (We will start to work on points (i) and (ii) from May 2017, and have already completed addressing point (iii)).

Guidelines for Optimization of Purchase Subsidies for Smartphone Terminals

The “Guidelines for Optimization of Purchase Subsidies for Smartphone Terminals ” introduced in April 2016 and revised in February 2017 impose regulations to ensure that excessive discounts are not given on devices as a condition of purchasing a smartphone; this includes the charges for mobile phones that the operator provides to the user, or alternatively discounts on the purchase price of smartphones, money or other goods, as well as money paid to dealers in line with their sales of smartphones, etc. We believe that these guidelines will cause the competitive environment to continue to change from one based on the price of devices to one based on communication charges and services.

10. Relationship with NTT

NTT is our parent company and owned 66.65% of our voting rights as of March 31, 2017. The government of Japan, in the name of the Minister of Finance, owned 33.74% of the voting rights of NTT as of the same date. The government of Japan, acting through the MIC, also regulates the activities of NTT.

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

Although NTT owned 66.65% of our voting rights as of March 31, 2017, we conduct our day-to-day business operations independently of NTT, its subsidiaries and its affiliates. All transactions between us and each of NTT, its subsidiaries and its affiliates are conducted with fair and appropriate distance. For the fiscal year ended March 31, 2017, we had sales of ¥69,158 million to NTT, its subsidiaries and its affiliates and had cost of services, selling, general and administrative expenses and capital expenditures of ¥343,385 million, ¥174,700 million and ¥60,668 million, respectively, to NTT, its subsidiaries and its affiliates compared to sales of ¥56,198 million and cost of services, selling, general and administrative expenses and capital expenditures of ¥269,720 million, ¥172,224 million and ¥59,049 million, respectively, for the fiscal year ended March 31, 2016. We also had accounts receivable of ¥8,766 million from NTT, its subsidiaries and its affiliates and payables of ¥121,286 million to NTT, its subsidiaries and its affiliates as of March 31, 2017, compared to ¥6,903 million and ¥95,012 million as of March 31, 2016.

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

11. Legal Proceedings

In July 2014, the Company exercised its right (option) to request that a suitable buyer be found to purchase its Tata Teleservices Limited (TTSL) shares for 50% of the acquired price, or a fair market value, whichever is higher, and, in January 2015, submitted a request for arbitration to the London Court of International Arbitration (LCIA).

In June 2016, the Company received an award from LCIA that ordered that Tata Sons pay damages to the Company in the amount of approximately US$ 1,172 million (approximately ¥130.0 billion*) for Tata Sons’ breach of the shareholders agreement, upon the Company’s tender of its entire stake in TTSL to Tata Sons or its designee.

In July 2016, the Company made a request to Delhi High Court to enforce the LCIA award in India, and in February 2017, the Company and Tata Sons jointly applied to the Court, requesting that it accept their agreed terms of settlement, subject to such further orders as the court saw fit. In April, 2017, the Court delivered a court decision approving the joint application.

Summary of the Court Decision

1.

Recognizing the enforceability of the LCIA Award in India, the court decision orders Tata Sons to remit to DOCOMO the approximately US$1,180 million (approximately ¥130.0 billion*) that Tata Sons has deposited with the Court.

2.	The court decision orders DOCOMO to assist in the transfer of its shares in TTSL, which have already been tendered as per the LCIA Award, to Tata Sons upon receipt of the US$1,180 million.

*	US$1 = ¥110.96 as of May 31, 2017

The remittance will be made after the necessary procedures under Indian regulations are completed. As a result, the timing of actual remittance is uncertain.

For more information regarding this matter, please see “Notes to Consolidated Financial Statements—Investments in affiliates” in Note 6.

Besides the matter described above, we have ongoing disputes or actions relating to the collection of telecommunications charges and other legal proceedings that arise in the ordinary course of business, we are not currently involved in any litigation nor have been involved in any dispute or other legal proceedings in the preceding 12 months from the date of this document that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position or profitability.

C.    Organizational Structure

As of March 31, 2017, NTT, our parent company, was our largest shareholder and owned 66.65% of our outstanding voting shares. We are the largest mobile telecommunications services provider in Japan based on the number of subscriptions.

There are no subsidiaries that are considered to be significant as of March 31, 2017.

D.    Property, Plant and Equipment

Our property includes buildings which contain mobile telecommunication equipment. As of March 31, 2017, we and our regional offices owned 3,774,306 square meters of land and 1,635,723 square meters of office space, buildings containing switching centers, company dormitories and warehouses throughout Japan. In addition, as of March 31, 2017, we leased 8,129,147 square meters of land mainly for base stations and transmission facilities.

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

We will discuss the following matters in this Item 5:

A. Operating Results

•	Overview

•	Market Trend

•	Operating Results for the fiscal year ended March 31, 2017

•	Operating Results for the fiscal year ended March 31, 2016

•	Segment Information

•	Operating Trends and Prospects for the fiscal year ending March 31, 2018

B. Liquidity and Capital Resources

•	Cash Requirements

•	Sources of Cash

C. Research and Development

D. Trend Information

E. Off-Balance Sheet Arrangements

F. Tabular Disclosure of Contractual Obligations

G. Critical Accounting Policies and Estimates, and Recently issued Accounting Standards

A. Operating Results

Overview

We are the largest cellular network operator in Japan with a total subscription of 74.88 million, which represented 46.0% of all cellular subscriptions in Japan as of March 31, 2017. We earn revenues and generate cash primarily by offering mobile communications services and mobile handset sales. In mobile communications services, which account for the majority of our revenues, we provide voice communication services as well as data communication services via our packet communications network. In addition to mobile communications services and mobile handset sales, we provide telecommunications services such as optical-fiber broadband services, satellite communications services and international services. To make “Smart Life” a reality, through our smart life business we provide services such as video and music distribution, electronic books and other services offered through our “dmarket” portal, finance/payment services, shopping services and various other services to support our customers’ daily lives. We also provide “Mobile Device Protection Service,” development, sales and maintenance of IT systems and others.

In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (“MVNOs”)*1 and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT*2 and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, we positioned the fiscal year ended March 31, 2017 as the period to make “a vibrant leap toward further growth” beyond income recovery, and promoted the two pillars of “reinforcement of telecommunications business” and “expansion of smart life business and other businesses.” Our strategy is based on value co-creation, which we call “+d,” through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners.

In order to enhance the convenience of our customer loyalty points, “d POINTs,” we made efforts to increase the number of stores participating in the “d POINT” program, including, for example, through our “+d” initiative with McDonald’s Company (Japan), Ltd., which enables customers to accumulate and redeem “d POINTs” at all McDonald’s restaurants in Japan. In another effort to create new value, we launched an over-the-counter insurance consultation service, “DOCOMO Insurance Consultation,” at our docomo Shops. Other projects included the commencement of the “DOCOMO Drone Project,” a series of verification trials using drones for shopping and package delivery services, and verification trials for a self-driving bus utilizing mobile network, which we conducted jointly with various external partners to make advances toward solving social issues.

Meanwhile, we continued to enhance returns to our customers by taking measures to give back to our customers by providing lower cost services, with an emphasis on enriching our “Kake-hodai & Pake-aeru” billing scheme. As a part of such measures, we launched the “docomo Child-Raising Support Program” for families with children, offering additional benefits and convenience and assisting them in making precious memories.

For the fiscal year ended March 31, 2017, despite a decrease in equipment sales revenues and a negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme for the purpose of enhancing returns to our customers, operating revenues increased by ¥57.5 billion from the previous fiscal year to ¥4,584.6 billion, mainly due to the recovery of telecommunications services revenues as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the increase in the number of “docomo Hikari” optical-fiber broadband service users, as well as the growth of our smart life business and other businesses such as “dmarket” and other content services.

Operating expenses decreased by ¥104.2 billion from the previous fiscal year to ¥3,639.8 billion, owing primarily to a decline in depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, and despite an increase in expenses associated with the expansion of “docomo Hikari” revenues and the growth of revenues from our smart life business and other businesses, as well as an increase in expenses associated with the initiatives for enhancing returns to our customers such as “Renewal Points” (reward points for contract renewal) and “docomo Child Raising Support Program.”

As a result, operating income increased by ¥161.7 billion from the previous fiscal year to ¥944.7 billion.

Income before income taxes and equity in net income (losses) of affiliates was ¥949.6 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥104.2 billion from the previous fiscal year to ¥652.5 billion for the fiscal year ended March 31, 2017.

*1	A business that leases the wireless communication infrastructure of other companies to provide services.
*2	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

Market Trend

In the section below, Japan’s telecommunications sector is analyzed from the perspectives of the trends in the market, technical developments/services and regulatory environment.

Market

According to an announcement by the Telecommunications Carriers Association, the mobile communications market in Japan saw a 6.25 million net increase in cellular subscriptions for the fiscal year ended March 31, 2017. The total number of cellular subscriptions in Japan grew to 162.73 million as of March 31, 2017, which represented a market penetration rate of approximately 128%. The growth prospect of new subscriptions to voice-enabled devices is expected to be limited given the rise in the penetration rate and decrease in future population. The recent increase in the total number of new subscriptions has been driven mainly by an increase in subscriptions achieved through stimulation of demand for secondary devices such as tablets and mobile Wi-Fi routers, the development of new markets such as embedded communication modules, and an increase in corporate subscriptions. Consequently, the annual growth rate of cellular subscriptions was 4.0%, 2.5% and 6.0% for the years ended March 31, 2017, 2016 and 2015, respectively.

As of March 31, 2017, cellular services were provided in Japan by three corporate groups of Mobile Network Operators (“MNOs”)*1, including us, and MVNOs that provide service by leasing communications facilities from MNOs. In addition to providing cellular services, mobile communications service providers also procure mobile phones and other communications devices compatible with their communications services from manufacturers, and subsequently sell them to agent resellers and other retailers for sale to subscribers. As for cellular services, all MNOs in Japan have introduced the LTE*2 system, a mobile communications standard developed as an extension to the third-generation mobile communications (“3G”) system, and the number of LTE subscribers, including users shifting from 3G, has been increasing rapidly. The total number of subscriptions to our LTE(Xi) service reached 44.54 million as of March 31, 2017, increasing sharply from 38.68 million as of March 31, 2016. We expect this trend of expanded subscriptions to our LTE(Xi) service to continue going forward.

In Japan’s mobile phone market, data usage has been increasing owing to the expanded uptake of smartphones, the availability of various billing plans for packet access tailored to customers’ diverse requirements and the proliferation of high-speed data services. Furthermore, new markets in such areas as content and applications for smartphones have expanded. Meanwhile, the competition among the mobile communications service providers has intensified due to the reduction of interconnection rates resulting from the Ministry of Internal Affairs and Communications’ pro-competition policies and other factors, the growth of MVNO businesses and the deployment of sub-brands by other MNOs. In addition, with the use of open platform devices like smartphones and tablets becoming increasingly widespread, competitive services have been offered by OTT*3 and other players, meaning that the competition in the Japan’s mobile communications market is expected to remain fierce in the future.

In the domestic fixed-line communications market, NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East) and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West) started the wholesale of fiber-optic services from February 2015. As this enabled not only telecommunication carriers but also a wide range of other players to provide services using optical-fiber connections, competition intensified even further transcending the traditional boundaries of the fixed-line telecommunications market. In March 2015, we launched our “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” fixed-mobile bundle package to offer new added value to customers. The total number of “docomo Hikari” subscriptions grew to 3.40 million as of March 31, 2017.

Due to technical advancements in areas such as Artificial Intelligence (AI), IoT and drones, and the expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means, we expect to see more active competition and collaboration with new players from other industries, which will further accelerate competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, positioning the fiscal year ended March 31, 2017 as the period to achieve “a vibrant leap toward further growth” beyond income recovery, we promoted the two pillars of “reinforcement of telecommunications business” and “expansion of smart life business and other businesses.” Based on our “+d” value co-creation strategy, we pursued the creation of new values by evolving our collaborative activities with a wide range of external partners.

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

Technical developments/Services

The traffic carried by mobile communications networks has increased year after year in line with the expansion in the adoption of smartphones, tablets and data devices for PCs and the enrichment of content. To reinforce our network infrastructure, we implemented measures to build up our communications facilities and increase capacity primarily through the use of LTE-Advanced*1 technology that offers greater spectral efficiency, in order to provide customers with even more stable communications quality. By March 31, 2017, we expanded the coverage of our LTE-Advanced service, known as “PREMIUM 4G,” to 1,421 cities across Japan. We also started a communication service that offers Japan’s fastest maximum downlink speed of 682Mbps in selected areas from March 2017 by adopting two new technologies, “256QAM*2” and “4x4 MIMO*3.” We plan to make further upgrades to MIMO and other technical elements in order to continue offering a convenient experience to our customers. In preparation for the introduction of the fifth-generation mobile communications system (5G), which is currently planned to happen around 2020, we will develop services and contents that take advantage of 5G’s unique properties of high-speed and large-capacity transmission, low latency and capability to simultaneously connect with massive number of devices in collaboration with various partners in the railway, automobile, broadcast and other industries. In May 2017, we launched a “5G trial site” where customers can experience these services.

In June 2014, amid intensifying price competition in the mobile communications market, to deliver a diverse range of advanced services and to improve the convenience of our subscribers, we began offering a billing scheme, “Kake-hodai & Pake-aeru,” to our subscribers. This billing scheme consists of four principal services of a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users age 25 or younger. In June 2016, to improve the benefits offered to long-term users, we introduced two new subscription courses for customers completing a two-year contract, allowing them to choose between the “Free Course” and “Zutto DOCOMO Discount Course,” in other words, between subscriptions with or without cancellation fees. At the same time, we raised the amount of monthly discounts offered under the “Zutto DOCOMO Discount” program and started offering “Renewal Points” to customers renewing their subscription contracts. In September 2016, we launched the “Ultra Pack,” which is designed for customers with high data usage. In October 2016, we introduced two new plans for LTE-enabled docomo Feature Phone users: “Kake-hodai Light Plan (for feature phone),” which provides for a monthly flat rate domestic voice calls of under five minutes, and “Keitai Pack,” a two-tier rate plan for packet data communications. From November 2016, we started offering the “Kids’ Keitai Plus” rate plan for customers using our “Kids’ Phone.” Starting in January 2017, to cater to users with limited data usage, we enabled users to bundle the “Kake-hodai Light Plan (for smartphones/tablets)” with “Data S Pack.” In May 2017, we added a new basic plan for customers who basically make calls with their family members, “Simple Plan,” and a new data sharing package, “Ultra Share Pack 30.” In June 2017, we launched a new plan “docomo with” for customers who plan to use one handset for an extended period, which provides a ¥1,500 discount from basic monthly charges if customers purchase certain designated handsets.

To further increase the uptake of our “docomo Hikari” optical-fiber broadband service, in April 2016, we introduced the “docomo Hikari Denwa” IP telephone service and the “docomo Hikari TV Option” IP TV service. In December 2016, we introduced “docomo Hikari Type C” which allows subscribers to use the wholesale FTTH*4 and Internet access services offered by our partner cable TV operators as a set. In February 2017, we released “docomo Hikari Router 01,” a home Wi-Fi router that comes together with a remote assistance service for setting up Internet access and Wi-Fi environments. Simultaneously, we commenced “docomo Hikari Router Security,” a new service that protects users from various Internet security threats. As a result of these initiatives, subscribers can use “docomo Hikari” services easily, conveniently and free from concerns.

In addition to the aforementioned endeavors to boost the competitiveness of our telecommunications business, we have also accelerated activities aimed for the growth of our smart life business and other businesses. Specifically, we have strived to increase the services provided on our “dmarket” marketplace and enrich the content of our offerings, including the launch of “dhealthcare pack,” a package of health-related services in April 2016, and “dliving,” which offers a broad range of helpful livelihood-assistance services, in July 2016. As a consequence of such efforts, the combined number of “dmarket” subscriptions*5 reached 16.08 million as of March 31, 2017. We plan to launch two new services in 2017; “denjoypass,” in summer 2017, which offers complimentary benefits from more than 50 thousand services such as leisure, sports and gourmet, and “djob,” in fall 2017, which provides “job offer information” as well as information about “smartphone work” which enables users to work for a couple of hours at any time using smartphones or other devices over the Internet. “djob” is a new platform that enables users to search and apply for part-time, temporary or permanent job opportunities, as well as “smartphone work,” such as crowdsourcing work and responding to Internet questionnaires, through smartphones, tablets or personal computers.

In order to encourage the adoption of our “d CARD” credit card service, we started supporting Apple Inc.’s “Apple Pay” on “d CARD” as well as our “iD” contactless payment service from October 2016. Toward the realization of the expansion of our smart life business, in February 2017, in collaboration with the Perform Group, we launched a new sports content service, “DAZN for docomo,” which offers both live and on-demand video with unlimited access to popular sports programs from Japan and abroad.

In order to enhance the convenience of “d POINTs,” we made efforts to increase the number of stores participating in the “d POINT” program, including, for example, through our “+d” initiative with McDonald’s Company (Japan), Ltd., which enables customers to accumulate and redeem “d POINTs” at all McDonald’s restaurants in Japan. Through these initiatives, the total number of “+d” partners grew to 236 as of March 31, 2017 from 106 as of March 31, 2016.

*1	An advanced mobile communications system standardized by 3GPP that maintains technical compatibility with LTE system.
*2	Abbreviation of Quadrature Amplitude Modulation. One of the digital modulation schemes used in radio towers which enables efficient transmission of data with limited bandwidth, due to the expression of information using both the amplitude and phase of the radio wave post modulation.
*3	Abbreviation of Multiple Input Multiple Output. A technology that aims to improve the throughput by transmitting and receiving multiple data simultaneously using 4 antennas at both the data transmitting end (base station) and receiving end (device).
*4	Abbreviation of Fiber To The Home. A model that provides services by combining the optical fiber services offered from NTT East, NTT West, cable TV operator or other providers in a wholesale arrangement with the service provider’s own offerings.
*5	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” services under a monthly subscription arrangement.

Regulatory environment

We and other MNOs in Japan receive the allocation of radio spectrum from government entities and are subject to regulations under the Japanese Telecommunications Business Act, Radio Act and other applicable laws. Japan’s mobile communications industry, in recent years, has seen significant progress in deregulation on many fronts. An amendment to the Telecommunications Business Act implemented in May 2016 greatly eased the prohibitions that had been applied only to NTT DOCOMO, INC. and such amendment permits NTT DOCOMO, INC. to cooperate freely with various partners in the same way other MNOs can. The amendments have also introduced new rules and revisions to existing rules that are intended to protect consumers. The consumer protection policies have applied to all communication businesses, not just us, and each communication business has been required to interact with consumers in accordance with such regulations. Further changes in the regulatory environment could significantly affect the revenue structures and business models of incumbent players in the mobile communications industry including us.

While, as outlined above, the business environment in which we operate remains tough in terms of market conditions, regulations, changes in business models, and other factors, we continue to strive to improve our competitive strength and increase earnings.

Operating Results for the fiscal year ended March 31, 2017

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2017. The tables below describe selected data from our consolidated statements of income for the fiscal years ended March 31, 2017 and 2016:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2016	2017	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥2,815,507	¥2,985,094	¥169,587	6.0%
Mobile communications services revenues	2,767,591	2,843,962	76,371	2.8%
–Voice revenues (1)	849,440	875,203	25,763	3.0%
–Packet communications revenues	1,918,151	1,968,759	50,608	2.6%
Optical-fiber broadband service and other telecommunications services revenues	47,916	141,132	93,216	194.5%
Equipment sales	860,486	719,161	(141,325)	(16.4)%
Other operating revenues	851,091	880,297	29,206	3.4%

Total operating revenues	4,527,084	4,584,552	57,468	1.3%

Operating expenses:
Cost of services	1,248,553	1,335,457	86,904	7.0%
Cost of equipment sold	881,471	792,145	(89,326)	(10.1)%
Depreciation and amortization	625,934	452,341	(173,593)	(27.7)%
Impairment loss (2)	17,683	12,205	(5,478)	(31.0)%
Selling, general and administrative (2)	970,419	1,047,666	77,247	8.0%

Total operating expenses	3,744,060	3,639,814	(104,246)	(2.8)%

Operating income	783,024	944,738	161,714	20.7%
Other income (expense), net	(5,003)	4,825	9,828	—

Income before income taxes and equity in net income (losses) of affiliates	778,021	949,563	171,542	22.0%
Income taxes	211,719	287,679	75,960	35.9%

Income before equity in net income (losses) of affiliates	566,302	661,884	95,582	16.9%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(5,060)	(11,273)	(6,213)	(122.8)%

Net income	561,242	650,611	89,369	15.9%
Less: Net (income) loss attributable to noncontrolling interests	(12,864)	1,927	14,791	—

Net income attributable to NTT DOCOMO, INC.	¥548,378	¥652,538	¥104,160	19.0%

(1)	Inclusive of circuit switched data communications
(2)	Impairment losses of goodwill and unamortizable intangible assets, which had previously been included in “Selling, general and administrative” of the consolidated statements of income, have been recorded as “Impairment loss” of the consolidated statements of income for the fiscal year ended March 31, 2017. Accordingly “Impairment loss” for the fiscal year ended March 31, 2016 in the above table has also been reclassified to conform to the presentation used for the fiscal year ended March 31, 2017.

Analysis of operating results for the fiscal year ended March 31, 2017 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2017 were ¥4,584.6 billion, an increase of ¥57.5 billion, or 1.3%, from ¥4,527.1 billion for the prior fiscal year. Telecommunications services revenues for the fiscal year ended March 31, 2017 were ¥2,985.1 billion, an increase of ¥169.6 billion, or 6.0%, compared to ¥2,815.5 billion for the prior fiscal year. Of these, mobile communications services revenues increased by ¥76.4 billion, or 2.8%, from ¥2,767.6 billion for the prior fiscal year, to ¥2,844.0 billion. Voice revenues increased by ¥25.8 billion, or 3.0%, to ¥875.2 billion from ¥849.4 billion for the prior fiscal year. The growth in voice revenues was due to the effect of increased subscriptions to the flat-rate domestic calling service resulting from subscribers’ migration to the “Kake-hodai & Pake-aeru” billing plan, which exceeded the negative impact from the expanded adoption of the “Monthly Support” discount program. “Monthly Support” is a program that provides up to 24 months of discounts from monthly service charges, in fixed amounts depending on device purchased, to subscribers using devices such as smartphones and tablets whose subscriptions satisfy certain conditions. Packet communications revenues for the fiscal year ended March 31, 2017 recorded an increase of ¥50.6 billion, or 2.6%, to ¥1,968.8 billion from ¥1,918.2 billion for the prior fiscal year. This growth was attributable to the positive revenue impact associated with increased smartphone usage, the heightened demand for a secondary mobile device as a result of our sales promotion efforts of tablets, and subscribers’ migration to larger data buckets of our billing plan “Kake-hodai & Pake-aeru.” The total number of LTE(Xi) service subscriptions as of March 31, 2017 grew to 44.54 million, and the total number of smartphones and tablets sold during the 12-month period through March 31, 2017 reached 15.03 million units.

Optical-fiber broadband services and other telecommunications services revenues for the fiscal year ended March 31, 2017 were ¥141.1 billion, an increase of ¥93.2 billion, or 194.5%, from ¥47.9 billion for the prior fiscal year. This increase was driven by the significant growth in the number of subscriptions to the “docomo Hikari” optical-fiber broadband service launched in March 2015.

As a result, voice ARPU for the fiscal year ended March 31, 2017 increased ¥40, or 3.3%, to ¥1,250 from ¥1,210 for the prior fiscal year. Packet ARPU for the fiscal year ended March 31, 2017 was ¥2,990, up ¥80, or 2.7%, from ¥2,910 for the prior fiscal year. “docomo Hikari” ARPU for the fiscal year ended March 31, 2017 was ¥190, recording an increase of ¥140, or 280.0%, from ¥50 for the prior fiscal year, which was primarily due to an increase in “docomo Hikari” revenues as a result of an increase in “docomo Hikari” subscriptions during the fiscal year ended March 31, 2017.

Equipment sales revenues decreased by ¥141.3 billion, or 16.4%, to ¥719.2 billion for the fiscal year ended March 31, 2017 from ¥860.5 billion for the prior fiscal year, because of an increase in the proportion, as compared to the total number of handset sold, of smartphones and tablets sold at relatively lower prices per unit, as well as a decline in the total number of handsets sold to agent resellers.

Other operating revenues increased by ¥29.2 billion, or 3.4%, from ¥851.1 billion for the prior fiscal year to ¥880.3 billion for the fiscal year ended March 31, 2017. The primary items comprising other operating revenues include revenues derived from shopping service, services to support our customers’ daily lives, “Mobile Device Protection Service,” services offered through our “dmarket” portal and credit services. The increase was driven mainly by the increased revenues from our “Mobile Device Protection Service” due to the growth in the number of “Mobile Device Protection Service” contracts, the growth in total transaction amount handled by our credit services including “d CARD” credit services and a rise in revenues from “dmarket” resulting from an increase in subscribers of “dmarket” monthly subscription services in “dmarket.”

Operating expenses decreased by ¥104.2 billion, or 2.8%, from ¥3,744.1 billion for the prior fiscal year to ¥3,639.8 billion for the fiscal year ended March 31, 2017.

Cost of services, which represents the expenses we incur directly in connection with providing our customers with telecommunications services and/or other services offered by our subsidiaries, increased by

¥86.9 billion, or 7.0%, from ¥1,248.6 billion for the prior fiscal year to ¥1,335.5 billion for the fiscal year ended March 31, 2017, resulting from increased cost of services associated with the revenue expansion in new growth areas such as “docomo Hikari,” “dmarket” and the “Mobile Device Protection Service.”

Cost of equipment sold, which arises mainly from our procurement of handsets for sale to agent resellers who then sells to our new or current subscribers, decreased by ¥89.3 billion, or 10.1%, to ¥792.1 billion from ¥881.5 billion for the prior fiscal year primarily due to an increase in the proportion, as compared to the total number of handsets sold, of smartphones and tablets sold at relatively lower prices, per unit as well as decline in the total number of handsets sold to agent resellers.

Depreciation and amortization expenses decreased by ¥173.6 billion, or 27.7%, to ¥452.3 billion from ¥625.9 billion for the prior fiscal year, due to the change in depreciation method used (from previously declining-balance method to straight-line method) for property, plant and equipment with the exception of buildings.

Impairment loss totaled ¥12.2 billion, posting a decline of ¥5.5 billion, or 31.0%, from ¥17.7 billion for the prior fiscal year. The impairment loss recorded in the fiscal year ended March 31, 2016 was related primarily to the impairment of long-lived assets related to multimedia broadcasting business for mobile devices that we acquired during the fiscal year ended March 31, 2016. The impairment loss recorded in the fiscal year ended March 31, 2017 was primarily due to the impairment of goodwill on reporting units related to our subsidiaries.

Selling, general and administrative expenses increased by ¥77.2 billion, or 8.0%, to ¥1,047.7 billion from ¥970.4 billion for the prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to our “d POINT” customer loyalty program. The increase in selling, general and administrative expenses was due mainly to growth in expenses incurred in relation to our “d POINT” program, and a rise in commissions paid to agent resellers associated with new “docomo Hikari” subscriptions.

As described above, operating expenses for the fiscal year ended March 31, 2017 recorded a decrease over the prior fiscal year, as the increase in cost of services and selling, general and administrative expenses was more than offset by the respective declines in cost of equipment sold, depreciation and amortization expenses and impairment loss.

As a result of the foregoing, operating income for the fiscal year ended March 31, 2017 increased by ¥161.7 billion, or 20.7%, from ¥783.0 billion for the prior fiscal year to ¥944.7 billion. Accordingly, our operating income margin improved from 17.3% for the prior fiscal year to 20.6%.

Other income (expense) includes items such as interest expense, interest income, dividend income, foreign exchange gains and losses and other-than-temporary impairment losses and net realized gains (losses) on dispositions of marketable securities and other investments. We recognized ¥4.8 billion as other income, net for the fiscal year ended March 31, 2017, as compared to recording other expense of ¥5.0 billion in the prior fiscal year. While ¥13.1 billion in losses were incurred during the fiscal year ended March 31, 2016 in connection with the disposition of a consolidated subsidiary, no such losses were incurred during the fiscal year ended March 31, 2017.

As a result of the foregoing, income before income taxes and equity in net income (losses) of affiliates increased by ¥171.5 billion, or 22.0%, to ¥949.6 billion for the fiscal year ended March 31, 2017 from ¥778.0 billion for the prior fiscal year.

Income taxes increased by ¥76.0 billion, or 35.9%, from ¥211.7 billion for the prior fiscal year to ¥287.7 billion for the fiscal year ended March 31, 2017. This was mainly due to the increase in income before income taxes and equity in net income (losses) of affiliates. The effective income tax rate for the fiscal years ended March 31, 2017 and 2016 was 30.3% and 27.2%, respectively.

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates increased by ¥6.2 billion, or 122.8%, to ¥11.3 billion for the fiscal year ended March 31, 2017 from ¥5.1 billion for the prior fiscal year. The primary reason for the increase in equity in net losses of affiliates for the fiscal year ended March 31, 2017 was due to the impairment loss on Hutchison Telephone Company Limited.

As a result of the foregoing, we reported ¥652.5 billion in net income attributable to NTT DOCOMO, INC., representing an increase of ¥104.2 billion, or 19.0%, from ¥548.4 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2017 and 2016 are provided below:

	Years ended March 31
	2016	2017	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	70,964	74,880	3,916	5.5%
LTE(Xi) services	38,679	44,544	5,865	15.2%
FOMA services	32,285	30,336	(1,949)	(6.0)%
Including: “Kake-hodai & Pake-aeru”	29,704	37,066	7,362	24.8%
Market Share (%) (1)(2)	45.3	46.0	0.7	—
Aggregate ARPU (yen/month/subscription) (3)	4,170	4,430	260	6.2%
Voice ARPU (4)	1,210	1,250	40	3.3%
Data ARPU	2,960	3,180	220	7.4%
Packet ARPU	2,910	2,990	80	2.7%
“docomo Hikari” ARPU	50	190	140	280.0%
MOU (minutes/month/subscription) (3)(5)	133	137	4	3.0%
Churn Rate (%) (2)	0.62	0.59	(0.03)	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including communication module services subscriptions.
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per users

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / number of active users
Data ARPU:	Packet ARPU + “docomo Hikari” ARPU
Packet ARPU:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / number of active users
“docomo Hikari” ARPU:	A part of other operating revenues (basic monthly charges, voice communication charges) / number of active users
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

The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs; and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

Operating Results for the fiscal year ended March 31, 2016

The following discussion includes analysis of our operating results for the fiscal year ended March 31, 2016. The tables below describe selected data from our consolidated statement of income for the fiscal years ended March 31, 2016 and 2015:

Breakdown of Financial Information

	Millions of yen
	Years ended March 31
	2015	2016	Increase (Decrease)	Change (%)
Operating revenues:
Telecommunications services	¥2,747,155	¥2,815,507	¥68,352	2.5%
Mobile communications services revenues	2,736,649	2,767,591	30,942	1.1%
–Voice revenues (1)	883,844	849,440	(34,404)	(3.9)%
–Packet communications revenues	1,852,805	1,918,151	65,346	3.5%
Optical-fiber broadband service and other telecommunications services revenues	10,506	47,916	37,410	356.1%
Equipment sales	904,089	860,486	(43,603)	(4.8)%
Other operating revenues	732,153	851,091	118,938	16.2%

Total operating revenues	4,383,397	4,527,084	143,687	3.3%

Operating expenses:
Cost of services	1,159,514	1,248,553	89,039	7.7%
Cost of equipment sold	853,062	881,471	28,409	3.3%
Depreciation and amortization	659,787	625,934	(33,853)	(5.1)%
Impairment loss (2)	30,161	17,683	(12,478)	(41.4)%
Selling, general and administrative (2)	1,041,802	970,419	(71,383)	(6.9)%

Total operating expenses	3,744,326	3,744,060	(266)	(0.0)%

Operating income	639,071	783,024	143,953	22.5%
Other income (expense), net	4,812	(5,003)	(9,815)	—

Income before income taxes and equity in net income (losses) of affiliates	643,883	778,021	134,138	20.8%
Income taxes	238,067	211,719	(26,348)	(11.1)%

Income before equity in net income (losses) of affiliates	405,816	566,302	160,486	39.5%
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(7,782)	(5,060)	2,722	35.0%

Net income	398,034	561,242	163,208	41.0%
Less: Net (income) loss attributable to noncontrolling interests	12,059	(12,864)	(24,923)	—

Net income attributable to NTT DOCOMO, INC.	¥410,093	¥548,378	¥138,285	33.7%

(1)	Inclusive of circuit switched data communications
(2)	Impairment losses of goodwill and unamortizable intangible assets, which had previously been included in “Selling, general and administrative” of the consolidated statements of income, have been recorded as “Impairment loss” of the consolidated statements of income for the fiscal year ended March 31, 2017. Accordingly “Impairment loss” for the fiscal year ended March 31, 2016 and the fiscal year ended March 31, 2015 in the above table has also been reclassified to conform to the presentation used for the fiscal year ended March 31, 2017.

Analysis of operating results for the fiscal year ended March 31, 2016 and comparison with the prior fiscal year

Operating revenues for the fiscal year ended March 31, 2016 were ¥4,527.1 billion, an increase of ¥143.7 billion, or 3.3%, from ¥4,383.4 billion for the prior fiscal year. Telecommunications services revenues for the fiscal year ended March 31, 2016 were ¥2,815.5 billion, growing by ¥68.4 billion, or 2.5%, compared to ¥2,747.2 billion for the prior fiscal year. Of these, mobile communications services revenues increased by ¥30.9 billion, or 1.1%, from ¥2,736.6 billion for the prior fiscal year, to ¥2,767.6 billion. Voice revenues decreased by ¥34.4 billion, or 3.9%, to ¥849.4 billion from ¥883.8 billion for the prior fiscal year. The decline in voice revenues was due to the expansion of the negative impact from the “Monthly Support” discount program, which exceeded the positive effect on revenues of subscribers’ migration to the “Kake-hodai & Pake-aeru” plan. “Monthly Support” is a program that provides up to 24 months of discounts from monthly service charges, in fixed amounts depending on device purchased, to subscribers using devices such as smartphones and tablets whose subscriptions satisfy certain conditions. Packet communications revenues for the fiscal year ended March 31, 2016 recorded an increase of ¥65.3 billion, or 3.5%, to ¥1,918.2 billion from ¥1,852.8 billion for the prior fiscal year. This growth was attributable to the positive revenue impact associated with the heightened demand for a secondary mobile device as a result of improving our product lineup of tablets and sales promotion efforts, and subscribers’ migration to larger data buckets of our billing plan “Kake-hodai & Pake-aeru.” The total number of LTE(Xi) service subscriptions as of March 31, 2016 grew to 38.68 million, and the total number of smartphones and tablets sold during the 12-month period through March 31, 2016 reached 15.44 million units.

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

Equipment sales revenues decreased by ¥43.6 billion, or 4.8%, to ¥860.5 billion for the fiscal year ended March 31, 2016 from ¥904.1 billion for the prior fiscal year, because, although the proportion of smartphones and tablets, which carry a higher unit price, to the total number of handset sold increased, the total number of handsets sold to agent resellers recorded a decline.

Other operating revenues increased by ¥118.9 billion, or 16.2%, from ¥732.2 billion for the prior fiscal year to ¥851.1 billion for the fiscal year ended March 31, 2016. The primary items comprising other operating revenues include revenues derived from shopping service, services to support our customers’ daily lives, “Mobile Device Protection Service,” services offered through our “dmarket” portal and credit services. The increase was driven mainly by the increased revenues from “Mobile Device Protection Service” due to growth in the number of protection contracts, increased revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers, increased revenues from “dmarket” resulting from an increase in subscribers of “dmarket” monthly subscription services the growth of transaction amount handled by our credit services including “d CARD” credit services and a rise of revenues from sales of mobile phone accessories.

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

Impairment loss totaled ¥17.7 billion, posting a decline of ¥12.5 billion, or 41.4%, from ¥30.2 billion for the prior fiscal year. We reduced the carrying value of long-lived assets related to multimedia broadcasting business for mobile devices to their fair value in the prior fiscal year. The impairment loss recorded in the fiscal year ended March 31, 2016 was primarily due to the impairment of goodwill on reporting units related to our subsidiaries and the impairment of long-lived assets related to multimedia broadcasting business for mobile devices that we acquired during the same year.

Selling, general and administrative expenses decreased by ¥71.4 billion, or 6.9%, to ¥970.4 billion from ¥1,041.8 billion for the prior fiscal year. The primary components included in our selling, general and administrative expenses are expenses related to the acquisition of new subscribers and retention of current subscribers, which includes commissions paid to agent resellers and the expenses incurred in relation to “d POINT” and “docomo Point Service” customer loyalty programs. The decline in selling, general and administrative expenses was due mainly to decreases in expenses incurred in relation to “d POINT” and “docomo Point Service,” expenses for collection of bills and commissions paid to agent resellers.

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

For equity in net income (losses) of affiliates, our equity in the net losses of our affiliates decreased by ¥2.7 billion, or 35.0%, to ¥5.1 billion for the fiscal year ended March 31, 2016 from ¥7.8 billion for the prior fiscal year. For each of the fiscal years ended March 31, 2016 and 2015, the equity in losses of certain affiliates including TTSL was offset by the equity in income of other affiliates including Sumitomo Mitsui Card Co., Ltd. and PLDT Inc. The primary reason behind the decrease in equity in net losses of affiliates for the fiscal year ended March 31, 2016 was the decrease in the equity loss of TTSL as compared to the prior fiscal year.

As a result of the foregoing, we reported ¥548.4 billion in net income attributable to NTT DOCOMO, INC. for the fiscal year ended March 31, 2016, representing an increase of ¥138.3 billion, or 33.7%, from ¥410.1 billion for the prior fiscal year.

Key Performance Indicators

The underlying operational data for the above-mentioned financial results for the fiscal years ended March 31, 2016 and 2015 are provided below:

	Years ended March 31
	2015	2016	Increase (Decrease)	Change (%)
Cellular
Subscriptions (thousands)	66,595	70,964	4,368	6.6%
LTE(Xi) services	30,744	38,679	7,934	25.8%
FOMA services	35,851	32,285	(3,566)	(9.9)%
Including: “Kake-hodai & Pake-aeru”	17,827	29,704	11,877	66.6%
Market Share (%) (1)(2)	43.6	45.3	1.7	—
Aggregate ARPU (yen/month/subscription) (3)	4,100	4,170	70	1.7%
Voice ARPU (4)	1,280	1,210	(70)	(5.5)%
Data ARPU	2,820	2,960	140	5.0%
Packet ARPU	2,820	2,910	90	3.2%
“docomo Hikari” ARPU (6)	0	50	50	—
MOU (minutes/month/subscription) (3)(5)	122	133	11	9.0%
Churn Rate (%) (2)	0.61	0.62	0.01	—

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association and MNO.
(2)	Data are calculated including communication module services subscriptions
(3)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver,” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs.
(4)	Inclusive of circuit switched data communications
(5)	MOU (Minutes of Use): Average communication time per month per users
(6)	“docomo Hikari” optical-fiber broadband service was launched in March 2015.

Definition of ARPU

Aggregate ARPU:	Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
Voice ARPU:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / number of active users
Data ARPU:	Packet ARPU + “docomo Hikari” ARPU
Packet ARPU:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / number of active users
“docomo Hikari” ARPU:	A part of other operating revenues (basic monthly charges, voice communication charges) / number of active users
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

The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs; and

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

Telecommunications business

	Millions of yen
	Years ended March 31
	2015	2016	2017	Increase (Decrease) 2016 vs 2015	Increase (Decrease) 2017 vs 2016
Segment operating revenues	¥3,654,565	¥3,689,779	¥3,711,156	¥35,214	¥21,377
Segment operating expenses	3,018,489	2,980,925	2,878,358	(37,564)	(102,567)

Segment operating income (loss)	¥636,076	¥708,854	¥832,798	¥72,778	¥123,944

Operating revenues in the telecommunications business segment are mainly derived from telecommunications services and equipment sales. For the fiscal year ended March 31, 2017, operating revenues from our telecommunications business segment increased by ¥21.4 billion, or 0.6%, to ¥3,711.2 billion from ¥3,689.8 billion for the prior fiscal year. Telecommunications services revenues recorded an increase of ¥165.1 billion, or 5.9%, to ¥2,942.5 billion from ¥2,777.5 billion in the prior fiscal year. Mobile communications service revenues, a part of telecommunications services revenues consisting of voice revenues and packet communications revenues, grew by ¥72.7 billion, or 2.7%, to ¥2,802.5 billion in the fiscal year ended March 31, 2017 from ¥2,729.8 billion in the prior fiscal year. The increase in mobile communications services revenues in the telecommunications business was due primarily to the effects of expanded smartphone use and increased data (packet) usage of customers owning multiple mobile devices as a result of our sale promotion efforts of tablets and subscribers’ migration to relatively higher-end rate plans of our billing plan “Kake-hodai & Pake-aeru,” which more than offset the negative impact of the increase in the number of customers subscribing to lower-rate billing plans due to measures we took to reduce costs to our customers, such as the introduction of “Ultra Pack” and the expansion of “Packet Packs” that can be applied to the “Kake-hodai Light” rate plan. In addition, optical-fiber broadband service and other telecommunications services revenues, which represent revenues from optical-fiber broadband service, satellite communications services, overseas cable television services, and other sources, increased by ¥92.4 billion, or 194.0%, to ¥140.0 billion from ¥47.6 billion in the prior fiscal year. The principal reason for this increase was the significant growth in the number of subscriptions to our “docomo Hikari” optical-fiber broadband service, the total number of subscriptions of which reached 3.40 million as of March 31, 2017, an increase of 1.84 million, or 117.2%, as compared to 1.57 million subscriptions as of March 31, 2016. Revenues from equipment sales, on the other hand, decreased by ¥139.8 billion, or 16.3%, to ¥716.8 billion from ¥856.6 billion in the prior fiscal year, due to an increase in the proportion, as compared to the total number of handsets sold, of smartphones and tablets sold at relatively lower prices per unit and a decline in the number of wholesale devices sold to agent resellers. Operating revenues of the telecommunications business segment represented 80.4% of the total of segment operating revenues in the fiscal year ended March 31, 2017, as compared to 81.0% in the prior fiscal year. Operating expenses for the telecommunications business segment decreased by ¥102.6 billion, or 3.4%, to ¥2,878.4 billion from ¥2,980.9 billion for the prior fiscal year. Although there was an increase in expenses, such as communications network charges, which we pay for the usage of other operators’ networks or for access charges, in association with the expansion of our “docomo Hikari” optical-fiber broadband service, and expenses relating to our “d POINT” program such as “Renewal Points” and “docomo Child Raising Support Program,” operating expenses for the telecommunications business segment recorded a year-on-year decrease due mainly to a reduction in depreciation expenses resulting from the change in depreciation method used (from previously declining-balance to straight-line method) for property, plant and equipment with the exception of buildings, the decrease in cost of equipment sold, our continuous efforts for cost efficiency improvement across the entire company and other factors. As a result of the foregoing, operating income from the telecommunications business segment for the fiscal year ended March 31, 2017 amounted to ¥832.8 billion, up ¥123.9 billion, or 17.5%, compared to ¥708.9 billion for the prior fiscal year, due largely to the increase of mobile communications services revenues, the growth in the number of “docomo Hikari” subscriptions, and savings on network-related expenses including the effect of the change in depreciation method.

For the fiscal year ended March 31, 2016, operating revenues from our telecommunications business segment increased by ¥35.2 billion, or 1.0%, to ¥3,689.8 billion from ¥3,654.6 billion for the prior fiscal year. Telecommunications services revenues recorded an increase of ¥63.0 billion, or 2.3%, to ¥2,777.5 billion from ¥2,714.4 billion in the prior fiscal year. Mobile communications service revenues, a part of telecommunications services revenues consisting of voice revenues and packet communications revenues, grew by ¥25.4 billion, or 0.9%, in the fiscal year ended March 31, 2016 to ¥2,729.8 billion from ¥2,704.4 billion in the prior fiscal year. The increase in mobile communications services revenues in the telecommunications business was due primarily to the effects of increased data (packet) usage of customers owning multiple mobile devices as a result of our improved tablet lineup and sale promotion efforts and subscribers’ migration to relatively higher-end rate plans of our billing plan “Kake-hodai & Pake-aeru,” which more than offset the negative impact of the expanded application of “Monthly Support” discounts and the decrease in revenues caused by the introduction of “Kake-hodai Light” rate plans. In addition, optical-fiber broadband service and other telecommunications services revenues, which represent revenues from optical-fiber broadband service, satellite communications services, overseas cable television services, and other sources, increased by ¥37.6 billion, or 376.8%, to ¥47.6 billion from ¥10.0 billion in the prior fiscal year. The principal reason for this increase was the introduction, in March 2015, of our “docomo Hikari” optical-fiber broadband service, which reached 1.57 million subscriptions as of March 31, 2016. Revenues from equipment sales, on the other hand, decreased by ¥44.1 billion, or 4.9%, to ¥856.6 billion from ¥900.7 billion in the prior fiscal year, due to a decline in the number of wholesale devices sold to agent resellers although the proportion of smartphones and tablets, which carry a higher unit price, to the total number of handsets sold increased. Operating revenues of the telecommunications business segment represented 81.0% of the total of segment operating revenues in the fiscal year ended March 31, 2016, as compared to 82.8% in the prior fiscal year. Operating expenses for the telecommunications business segment decreased by ¥37.6 billion, or 1.2%, to ¥2,980.9 billion from ¥3,018.5 billion for the prior fiscal year. Although there was an increase in expenses, such as communications network charges, which we pay for the usage of other operators’ networks or for access charges, in association with the expansion of our “docomo Hikari” optical-fiber broadband service, operating expenses for the telecommunications business segment recorded a year-on-year decrease due mainly to reduction in the commissions paid to agent resellers, expenses relating to “d POINT” and “docomo Point Service” programs and depreciation and amortization expenses as a result of lowering our depreciable and amortizable assets through cost-efficiency improvement addressing capital expenditures. As a result of the foregoing, operating income from the telecommunications business segment for the fiscal year ended March 31, 2016 amounted to ¥708.9 billion, up ¥72.8 billion, or 11.4%, compared to ¥636.1 billion for the prior fiscal year, due largely to the recovery of mobile communications services revenues, the growth in the number of “docomo Hikari” subscriptions, and savings on sales- and network-related expenses achieved through cost-efficiency initiatives.

Analysis of the changes in revenues and expenses of our telecommunications business segment is also presented in “Operating Results for the fiscal year ended March 31, 2017” and “Operating Results for the fiscal year ended March 31, 2016” discussed above as well as “Operating Trends and Prospects for the fiscal year ending March 31, 2018” in the following section.

Smart life business

	Millions of yen
	Years ended March 31
	2015	2016	2017	Increase (Decrease) 2016 vs 2015	Increase (Decrease) 2017 vs 2016
Segment operating revenues	¥443,320	¥504,129	¥501,918	¥60,809	¥(2,211)
Segment operating expenses	445,714	457,679	443,999	11,965	(13,680)

Segment operating income (loss)	¥(2,394)	¥46,450	¥57,919	¥48,844	¥11,469

For the fiscal year ended March 31, 2017, operating revenues from the smart life business segment decreased by ¥2.2 billion, or 0.4%, to ¥501.9 billion from ¥504.1 billion in the prior fiscal year. The decrease was primarily due to a decrease in revenues from group companies, which outweighed the expansion of “dmarket”-related revenues resulting from an increase in the number of subscribers to “dmarket” monthly subscription services, as well as an increase in revenues from credit services. Operating revenues of the smart life business segment represented 10.9% of the total of segment operating revenues in the fiscal year ended March 31, 2017 and 11.1% in the prior fiscal year. Operating expenses of the smart life business segment decreased by ¥13.7 billion, or 3.0%, from ¥457.7 billion in the prior fiscal year to ¥444.0 billion in the fiscal year ended March 31, 2017, due to a decline in revenue-linked expenses at our group companies, which more than offset an increase in expenses associated with the expansion of revenues from “dmarket.” As a result, the operating income of the smart life business segment in the fiscal year ended March 31, 2017 amounted to ¥57.9 billion, improving by ¥11.5 billion, or 24.7%, from ¥46.5 billion in the prior fiscal year.

For the fiscal year ended March 31, 2016, operating revenues from the smart life business segment increased by ¥60.8 billion, or 13.7%, to ¥504.1 billion from ¥443.3 billion in the prior fiscal year. The increase was primarily due to a rise in “dmarket”-related revenues resulting from an increase in the number of subscribers to “dmarket” monthly subscription services, an increase in revenues from the “Sugotoku-Contents” services due to growth in the number of subscribers and the expansion of the total amount of transactions handled by “d CARD” and our other credit services. Operating revenues of the smart life business segment represented 11.1% of the total of segment operating revenues in the fiscal year ended March 31, 2016 and 10.0% in the prior fiscal year. Operating expenses of the smart life business segment increased by ¥12.0 billion, or 2.7%, from ¥445.7 billion in the prior fiscal year to ¥457.7 billion in the fiscal year ended March 31, 2016, due to an increase in expenses associated with the expansion of revenues from “dmarket,” credit and other services, which more than offset a decrease in the impairment loss related to multimedia broadcasting business for mobile devices assets. As a result, the operating income of the smart life business segment in the fiscal year ended March 31, 2016 amounted to ¥46.5 billion, improving by ¥48.8 billion after recording an operating loss of ¥2.4 billion in the prior fiscal year.

Other businesses

	Millions of yen
	Years ended March 31
	2015	2016	2017	Increase (Decrease) 2016 vs 2015	Increase (Decrease) 2017 vs 2016
Segment operating revenues	¥313,492	¥359,276	¥400,400	¥45,784	¥41,124
Segment operating expenses	308,103	331,556	346,379	23,453	14,823

Segment operating income (loss)	¥5,389	¥27,720	¥54,021	¥22,331	¥26,301

Operating revenues from other businesses segment increased by ¥41.1 billion, or 11.4%, from ¥359.3 billion in the prior fiscal year to ¥400.4 billion for the fiscal year ended March 31, 2017. The principal reasons for this increase included the increase in the number of “Mobile Device Protection Service” subscriptions and the expansion of revenues from IoT business-related services. Operating revenues of the other businesses segment represented 8.7% of total of segment operating revenues in the fiscal year ended March 31, 2017 and 7.9% in the prior fiscal year. Operating expenses from other businesses segment increased by ¥14.8 billion, or 4.5%, from ¥331.6 billion in the prior fiscal year to ¥346.4 billion. The increases in operating expenses were primarily due to a rise in revenue-linked expenses of “Mobile Device Protection Service” and other services. Consequently, operating income from the other businesses segment for the fiscal year ended March 31, 2017 increased by ¥26.3 billion, or 94.9% to ¥54.0 billion from ¥27.7 billion for the prior fiscal year.

Operating revenues from other businesses segment increased by ¥45.8 billion, or 14.6%, from ¥313.5 billion in the prior fiscal year to ¥359.3 billion for the fiscal year ended March 31, 2016. Operating revenues of the other businesses segment represented 7.9% of total of segment operating revenues in the fiscal year ended March 31, 2016 and 7.1% in the prior fiscal year. Operating expenses from other businesses segment increased by ¥23.5 billion, or 7.6%, from ¥308.1 billion in the prior fiscal year to ¥331.6 billion. The increases in operating revenues and operating expenses were primarily due to an increase in both revenues and revenue-linked expenses resulting from the increase in subscribers to “Mobile Device Protection Service.” Consequently, operating income from the other businesses segment for the fiscal year ended March 31, 2016 increased by ¥22.3 billion, or 414.4% to ¥27.7 billion from ¥5.4 billion for the prior fiscal year.

Operating Trends and Prospects for the fiscal year ending March 31, 2018

This section describes our operating trends from the perspectives of revenues and expenses as well as the prospects for the fiscal year ending March 31, 2018.

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

Toward the goal of increasing the number of subscriptions, it is important to acquire new subscriptions and retain existing customers. Although it is difficult to expect a significant increase in the number of new subscriptions given the high cellular penetration rate, we need to meet demand for various types of communication devices and services, such as smartphones, tablets, wearable devices, and Wi-Fi routers. Demand for higher transmission speeds has also been mounting in line with the expansion of data usage resulting from the proliferation of smartphones. Responding to these new demands in the market, we have worked to promote the sales of smartphones and expand the LTE network, with the aim of growing the user base of our LTE(Xi) service. As a result, the total number of LTE(Xi) service subscriptions as of March 31, 2017 reached 44.54 million, recording an increase of 15.2% compared to the number as of March 31, 2016.

Our subscription churn rate is an important performance indicator for us to achieve our important goal of curbing contract terminations and retaining our current subscriptions. The churn has an impact on our number of subscriptions and in particular affects our number of net additional subscriptions for a given period. Efforts to reduce our churn rate through discount services and other customer incentive programs can increase our revenues by increasing our number of net additional subscriptions, but they can also have an adverse impact on our income by decreasing the average amount of revenues we are able to collect from each subscriber or by increasing our expenses. In an effort to improve our competitive strength, we introduced the “Kake-hodai & Pake-aeru” billing scheme in June 2014 and commenced an optical-fiber broadband service “docomo Hikari,” in March 2015 while concurrently launching the “docomo Hikari Pack” bundle discount program. We believe that such efforts, along with other factors, including network improvements achieved through offering LTE services and attractive, high-performance devices (handsets), have enabled us to maintain our subscription churn rate at very low levels, namely, 0.61% for the fiscal year ended March 31, 2015, 0.62% for the fiscal year ended March 31, 2016 and 0.59% for the fiscal year ended March 31, 2017. Going forward, we plan to employ measures aimed at lowering the churn rate by adding new rate options to our billing plan, securing subscribers through bundle offers with the “docomo Hikari” service and differentiating ourselves from our competitors by expanding our network and enriching our services.

As a result of these initiatives, the total number of our subscriptions as of March 31, 2017 increased by 5.5% compared to the level for the prior fiscal year. We believe the total number of our subscriptions will continue to increase during the fiscal year ending March 31, 2018 as we strive to cultivate new market demand and take proactive measures to promote the sales of smartphones and expand the LTE and LTE-Advanced networks, with the aim of expanding the user base of our LTE(Xi) service.

Our mobile communications services revenues recorded a year-on-year increase in the fiscal year ended March 31, 2017 due primarily to expanded smartphone use and the effects of increased data (packet) usage of customers owning multiple mobile devices as a result of our sale promotion efforts of tablets and subscribers’ migration to relatively higher-end rate plans of our “Kake-hodai & Pake-aeru” billing scheme, which more than offset the negative impact of the increase in the number of customers subscribing to lower-rate billing plans due to measures we took to reduce costs to our customers, such as the introduction of “Ultra Pack” and the expansion of “Packet Packs” that can be applied to the “Kake-hodai Light” rate plan.

The “Kake-hodai & Pake-aeru” billing scheme consists of the four principal services: a flat-rate domestic voice calling plan, a plan to enable sharing of the packet data quota among family members, a discount service favoring long-term users with graduated discounts based on length of subscription, and a service providing discounts to users of age 25 or younger. We began offering this plan in June 2014. The “Kake-hodai & Pake-aeru” scheme has been well received, with the number of subscribers using the plan rising to 37.07 million as of March 31, 2017. During the fiscal year ended March 31, 2015, the “Kake-hodai & Pake-aeru” billing scheme had a negative effect on revenues as subscribers who found it beneficial to switch to the scheme grew at a faster pace than anticipated. In the fiscal year ended March 31, 2016, however, the negative revenue impact caused by this billing scheme moderated, as the decline in voice revenues leveled off due to the slowdown in the pace of migration by subscribers who benefit from switching to the scheme and the packet revenue-boosting effect achieved through our efforts to migrate subscribers to the higher-end plans of the billing scheme. In the fiscal year ended March 31, 2017, although the positive revenue impact from active migration of subscribers to higher-end plans with higher monthly rates expanded, the measures we took to reduce costs to our customers had a negative effect on our revenues. In the fiscal year ending March 31, 2018, we expect that the negative revenue impact caused by the initiatives aimed at enhancing returns to our customers by providing lower cost of services will outweigh the positive impact caused by subscribers’ migration to higher-end plans.

Voice revenues of the mobile communications services revenues recorded a year-on-year increase of 3.0% during the fiscal year ended March 31, 2017, because the progress in subscribers’ migration to the “Kake-hodai & Pake-aeru” billing scheme brought an increase in revenues. We expect voice revenues for the fiscal year ending March 31, 2018 to increase because, although the negative revenue impact from the enhanced measures to reduce costs to our customers is likely to expand, the negative impact from “Monthly Support” discount program is projected to become less significant.

Packet communications revenues of the mobile communications services revenues for the fiscal year ended March 31, 2017 grew by 2.6% from the prior fiscal year due to expanded demand for a secondary mobile device owing to our sales promotion efforts of tablets, and the revenue-boosting effect caused by subscribers’ migration to higher-end plans of “Kake-hodai & Pake-aeru.” We believe that our packet communications revenues will remain flat in the fiscal year ending March 31, 2018, because, while we expect the expanded adoption of smartphones, heightened demand for a secondary mobile device resulting from our sales promotion of tablets and our continued endeavors to migrate subscriptions to higher-end plans with higher monthly rates will generate increased revenues, this will likely be offset by the negative impact from stepped up measures to reduce costs to our customers. The contribution of packet communications revenues to our mobile communications services revenues remain high, and accounted for 67.7%, 69.3% and 69.2% of mobile communications services revenues for the fiscal year ended March 31, 2015, 2016 and 2017, respectively.

As a result of the “Guidelines for Optimization of Purchase Subsidies for Smartphone Terminals” implemented in April 2016 and revised in February 2017 by the Ministry of Internal Affairs and Communications, we believe the focus of competition in the market will shift from handset prices to telecommunications services going forward. To meet customers’ diverse requirements, we have strived to enrich our “Kake-hodai & Pake-aeru” billing scheme, for example, by expanding the discounts offered to long-term users in June 2016 and adding a new large data bucket to our “Packet Pack” offerings in September 2016. Although these efforts are expected to cause negative impact on revenues in the fiscal year ending March 31, 2018, we believe we can absorb such impact through our cost efficiency improvement measures, and also because the stronger customer retention effects of these new billing options are expected to result in reduced mobile service contract terminations.

Optical-fiber broadband service and other telecommunications services revenues represent revenues from optical-fiber broadband service, satellite mobile communications services, overseas cable television services and other telecommunications services. In March 2015, we launched “docomo Hikari” service (our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps) and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and smartphones/docomo feature phones services at affordable rates. By offering new added value through the convergence of fixed-line and mobile communications services, we expect to not only secure revenues from monthly optical-fiber broadband service charges but also to acquire new subscriptions to our mobile phone services and prevent cancellations. With the goal of further expanding the uptake of “docomo Hikari,” we launched “docomo Hikari Denwa” fixed-line IP telephone service and “docomo Hikari TV Option” IP TV service in April 2016, and from December 2016 “docomo Hikari Type C,” which allows subscribers to use the optical-fiber broadband and Internet access services offered by our partner cable TV operators as a set. Further, in February 2017, we released “docomo Hikari Router 01,” a home Wi-Fi router that comes together with a remote assistance service for setting up Internet access and Wi-Fi environments. Simultaneously, we commenced “docomo Hikari Router Security,” a security service that provides users with protections against various threats from the Internet. As a result of the expanded uptake of “docomo Hikari,” the optical-fiber broadband service and other telecommunications services revenues for the fiscal year ended March 31, 2017 grew by 194.5% compared to the prior fiscal year. We expect an increase in optical-fiber broadband service and other telecommunications services revenues in the fiscal year ending March 31, 2018 because the number of “docomo Hikari” optical-fiber broadband service subscriptions is projected to grow further.

We use the average monthly revenue per unit or ARPU as a performance indicator to measure average monthly revenues per subscription. ARPU consists of Voice ARPU, Packet ARPU and “docomo Hikari” ARPU. We believe that our ARPU figures provide certain level of useful information to analyze the trend of monthly average usage of our subscribers over time and the impact of changes in our billing arrangements. For Voice ARPU, we forecast an increase in the fiscal year ending March 31, 2018, despite the expansion of negative revenue impact from stepped up measures to reduce costs to our customers, as the negative impact from the “Monthly Support” discount program is projected to moderate. The Packet ARPU, on the other hand, is expected to remain flat due mainly to the increased negative revenue impact from stepped up measures to reduce costs to our customers, and even though we have seen a growth trend in recent years due to the expanded use of smartphones, heightened demand for a secondary mobile device as a result of our sales promotion of tablets and our efforts to migrate customers to higher-end plans with higher monthly rates. We believe that “docomo Hikari” ARPU will increase in the fiscal year ending March 31, 2018 because we expect the number of “docomo Hikari” optical-fiber broadband service subscriptions to grow further.

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

We account for a portion of the sales commissions that we pay to agent resellers and incentives offered to subscribers as a reduction in equipment sales revenues. Because of the rise in the proportion, as compared to the total number of devices sold, of smartphones and tablets sold at relatively lower sales prices per unit as well as a decrease in the total number of devices sold to agent resellers, revenues from equipment sales for the fiscal year ended March 31, 2017 decreased by 16.4% compared to the prior fiscal year. However, we expect our equipment sales revenues for the fiscal year ending March 31, 2018 to increase over the prior year, as we forecast a reduction in the amount of sales commissions and other costs to be deducted from equipment sales revenues under the changing competitive circumstances of Japan’s mobile communications market caused by the government’s pro-competition policy, smartphones being offered at lower prices by MVNOs and other factors.

Because impact from the trend of handset sales on our operating income is closely interrelated with the cost of handsets sold, please refer to the “Cost of Equipment Sold” section.

(3) Other Operating Revenues

The primary items comprising other operating revenues include the revenues from our smart life business and other businesses such as “Mobile Device Protection Service,” “dmarket” and credit services. We set a goal to expand our smart life business and other businesses through alliances with various companies. During the fiscal year ending March 31, 2018, we will continue working toward the goal of expanding revenues from our smart life business and other businesses.

“Mobile Device Protection Service” is a service that covers handset issues such as loss and water exposure and delivers a replacement handset of the same model and color as the original one directly to the customer with a simple telephone call. This service also covers handset repair costs and is available for a monthly fee prescribed for each handset model. The revenues generated from this service have been growing in line with the increase in its subscription count. We will continually strive to expand its user base in the fiscal year ending March 31, 2018.

Furthermore, the revenues derived from “dmarket”—our content marketplace launched in the fiscal year ended March 31, 2011—have also expanded over the years. “dmarket” is a marketplace that resides on a cloud infrastructure, through which we offer a rich variety of digital contents including videos, music and electronic books as well as a wide array of physical merchandise such as groceries and other daily goods. The marketplace comprises a number of stores, such as “dTV” (a distribution platform for movies, TV series, etc.), “danime store” (a distribution platform for animations), “dhits” (a music distribution service), “dmagazine” (a magazine distribution service) and “dgourmet” (service providing information concerning recipes and food). During the fiscal year ended March 31, 2017, we started offering new services through our “dmarket” portal, including the launch in April 2016 of “dhealthcare pack” to offer an integrated package of heatlh-related services, and in July 2016 of “dliving,” a package that combines various helpful services for everyday life. Meanwhile, we also worked to offer more compelling contents through each “dmarket” store. As a consequence, the combined subscriptions to “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” that offer contents for a prescribed monthly subscription fee grew to 16.08 million as of March 31, 2017, and revenues from “dmarket” recorded an increase compared to the prior fiscal year. We project that the revenues we receive through “dmarket” will remain solid going forward.

From October 2016, our “d CARD” credit card service and our “iD” contactless payment service started supporting Apple Pay. The amount of transactions handled by our credit services such as “d CARD” has increased constantly over the years, and our revenues from credit services have grown accordingly. We believe that this trend is likely to continue in the fiscal year ending March 31, 2018.

As a result of the foregoing, other operating revenues for the fiscal year ended March 31, 2017 increased by 3.4% compared to the prior fiscal year. We project other operating revenues for the fiscal year ending March 31, 2018 to remain the same level from the previous fiscal year.

Accordingly, we expect that the operating revenues will grow in the fiscal year ending March 31, 2018.

Operating Expenses

(1) Cost of Services

Cost of services represents the expenses we incur directly in connection with providing our customers with communications services and/or other services offered by our subsidiaries. Cost of services includes the costs for usage of other operators’ networks, maintenance of equipment or facilities, payroll for employees dedicated to the operations and maintenance of our communications networks and insurance costs related to “Mobile Device Protection Service.” Cost of services accounted for 36.7% of our total operating expenses for the fiscal year ended March 31, 2017. Major components of cost of services include facility maintenance expenses, which are incurred to maintain our network facilities, and communication network charges, which we pay for the usage of other operators’ networks or for access charges, accounting for 24.0% and 24.7% of the total cost of services, respectively, for the fiscal year ended March 31, 2017. The amount of our communication network charges is dependent on the rates set by other operators. Cost of services for the fiscal year ended March 31, 2017 increased by 7.0% from the prior fiscal year. This was primarily due to an increase in costs associated with the increase in revenues in new areas of growth, such as our “docomo Hikari” optical-fiber broadband service, “dmarket” and “Mobile Device Protection Service.” As we expect this trend to sustain in the fiscal year ending March 31, 2018, cost of services is expected to continue to rise in that fiscal year.

(2) Cost of Equipment Sold

Cost of equipment sold arises mainly from our procurement of handsets for sale to our new or current subscribers through agent resellers, which is basically dependent on the number of handsets sold to agent resellers and the purchase price per handset. Cost of equipment sold represented 21.8% of our operating expenses for the fiscal year ended March 31, 2017. The cost of equipment sold for the fiscal year ended March 31, 2017 decreased by 10.1% compared to the prior fiscal year, primarily due to a rise in the proportion, as compared to the total number of handsets sold, of smartphones and tablets sold at relatively lower prices per unit, and a decline in the total number of handsets sold to agent resellers. For the fiscal year ending March 31, 2018, cost of equipment sold is also expected to remain the same level from the fiscal year ended March 31, 2017.

(3) Depreciation and Amortization Expenses

Depreciation and amortization expenses accounted for 12.4% of our operating expenses for the fiscal year ended March 31, 2017. As a result of a change in depreciation method used (from previously declining-balance to straight-line method) for property, plant and equipment with the exception of buildings, depreciation and amortization expenses for the fiscal year ended March 31, 2017 decreased by 27.7% from the prior fiscal year. For the fiscal year ending March 31, 2018, we expect depreciation and amortization expenses to increase due to the capital investments made in the past to accommodate the increase in traffic and expand the area coverage of LTE-Advanced service and other factors. For details concerning our capital expenditures, please refer to “Capital Expenditures” in the following section.

(4) Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 28.8% of our total operating expenses for the fiscal year ended March 31, 2017. The primary components included in our selling, general and administrative expenses are those related to acquisition of new subscribers and retention of current subscribers, the most significant of which is commissions paid to agent resellers. While some of these commissions are linked to sales activities such as new subscriptions and handset upgrades, others result from non-sales activities such as processing of billing plan changes and handset repairs. A portion of the sales activities-linked commissions paid to agent resellers is recognized as a deduction from equipment sales, while the rest of the commissions, both sales activities-linked and non-sales activities-linked is recognized as selling, general and administrative expenses. The expenses incurred in relation to “d POINT” program, handset repair and other after-sales support to customers are also included in selling, general and administrative expenses. Our total selling, general and administrative expenses for the fiscal year ended March 31, 2017 increased by 8.0% from the prior fiscal year as a result of a growth in expenses related to “d POINT” program and commissions paid to agent resellers for the acquisition of new “docomo Hikari” subscriptions. We expect our selling, general and administrative expenses for the fiscal year ending March 31, 2018 to record a continuing increase due to a rise in expenses related to the “d POINT” program.

Therefore, because of the projected growth in cost of services, depreciation and amortization and selling, general and administrative expenses, we expect operating expenses for the fiscal year ending March 31, 2018 to increase compared to the fiscal year ended March 31, 2017.

As a result of the foregoing, we expect operating income for the fiscal year ending March 31, 2018 to record a year-on-year increase over the fiscal year ended March 31, 2017 despite the projected rise in operating expenses, because operating revenues are expected to grow at a faster pace.

We may recognize a gain if the transfer of Tata Teleservices Limited shares with the remittance from Tata Sons Limited is completed. Please refer to Note 6 to our consolidated financial statements for further information.

B.     Liquidity and Capital Resources

Cash Requirements

Our cash requirements for the fiscal year ending March 31, 2018 include cash needed to pay agent resellers to provide funds under the installment payment scheme, to expand our network, to invest in other facilities, to make repayments for interest bearing liabilities and other contractual obligations and to pay for strategic investments, acquisitions, joint ventures or other investments aimed at capturing business opportunities. We believe that cash generated from our operating activities, future borrowings from banks and other financial institutions or future offerings of debt or equity securities in the capital markets will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements and to satisfy our debt service requirements. We believe we have enough financing ability supported by our high creditworthiness resulting from our stable financial performance and strong financial standing. Also, our management is of the opinion that the working capital is sufficient for our present requirements. When we determine the necessity for external financing, we take into consideration the amount of cash demand, timing of payments, available reserves of cash and cash equivalents, and expected cash flows from operations. If we determine that demand for cash exceeds the amount of available reserves of cash and cash equivalents and expected cash flows from operations, we plan on obtaining external financing through borrowing or the issuance of debt or equity securities. Additional debt, equity or other financing may be required if we underestimate our capital or other expenditure requirements, or overestimate our future cash flows. There can be no assurance that such external financing will be available on commercially acceptable terms or in a timely manner.

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

In the fiscal year ended March 31, 2017, we made progress in building a robust network pursing “further comfort of access” to realize a high-quality communication environment. Aiming to build a network that allows customers to more comfortably use our services, we aggressively rolled out our LTE-Advanced service, mainly in urban areas, increasing the number of base stations compatible with LTE-Advanced to 69,700 as of March 31, 2017 from 22,800 as of March 31, 2016. We also started a communication service that offers Japan’s fastest maximum downlink speed of 682Mbps in selected cities from March 2017. In an effort to further improve the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 161,900 as of March 31, 2017 from 138,100 as of March 31, 2016.

Total capital expenditures for the fiscal years ended March 31, 2017, 2016 and 2015 were ¥597.1 billion, ¥595.2 billion and ¥661.8 billion, respectively. Our capital expenditures for the fiscal year ended March 31, 2017 recorded an increase of ¥1.9 billion, or 0.3%, compared to the prior fiscal year as a result of our aggressive efforts to integrate and/or expand the capacity of our facilities with the introduction of high-performance equipment for the purpose of reducing our future network operation costs, while at the same time pursuing cost efficiency improvements for the wireless telecommunications network toward the goal of further strengthening our management foundation. For the fiscal year ended March 31, 2017, 96.5% of capital expenditures were used for the telecommunications business, 2.4% for the smart life business, and 1.1% for other businesses. By comparison, in the prior fiscal year 96.4% of capital expenditures were used for the telecommunications business, 2.3% for the smart life business, and 1.3% for other businesses.

Our total capital expenditures for the fiscal year ending March 31, 2018 are estimated to decrease to ¥570.0 billion, as a result of our ongoing efforts to improve capital investment efficiency aimed at cost reduction even as we proceed with investments intended to secure competitive advantage in network quality through accommodating growth in data traffic and expanding coverage of our LTE-Advanced network as well as securing competitive strength through adoption of advanced technologies and other means. Of this figure, approximately, 95.1% will be appropriated for use in the telecommunications business, approximately 3.7% for the smart life business, and approximately 1.2% for other businesses.

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

Long-term Debt and other Contractual Obligations

As of March 31, 2017, we had ¥220.3 billion in outstanding long-term debt including the current portion, primarily in corporate bonds and loans from financial institutions, compared to ¥220.4 billion as of March 31, 2016. We repaid ¥0.2 billion, ¥0.2 billion and ¥0.2 billion of long-term debt in the years ended March 31, 2017, 2016 and 2015, respectively. Of our long-term debt outstanding as of March 31, 2017, ¥0.3 billion, including the current portion, was financed by financial institutions, which has fixed interest rates, with a weighted average interest rate of 0.9% per annum. The term of maturities is from the fiscal year ending March 31, 2018 through 2022. As of March 31, 2017, we also had ¥220.0 billion in bonds due from the fiscal year ending March 31, 2018 to 2024 with a weighted average coupon rate of 1.2% per annum. As of March 31, 2017, we and our long-term debt obligations were rated by rating agencies as shown in the table below. Such ratings were issued by the rating agencies upon our request. Rating agencies are able to upgrade, downgrade, reserve or withdraw their credit ratings on us anytime at their discretion. The rating is not a market rating or recommendation to buy, hold or sell our shares or any financial obligations of us.

Rating agencies	Type of rating	Rating	Outlook
Moody’s	Long-Term Obligation Rating	Aa3	Stable
Standard & Poor’s	Long-Term Obligation Rating	AA-	Stable
Japan Credit Rating Agency, Ltd.	Long-Term Obligation Rating	AAA	Negative
Rating and Investment Information, Inc.	Issuer Rating	AA+	Stable

None of our debt obligations include a clause in which a downgrade of our credit rating could lead to a change in a payment term of such an obligation such as an acceleration of its maturity.

The following table summarizes our long-term debt, interest payments on long-term debt, lease obligations and other contractual obligations (including current portion) over the next several years.

		Millions of yen
		Payments Due by Period
Category of Obligations	Total	1 year or less	1-3 years	3-5 years	After 5 years
Long-Term Debt
Bonds	¥220,000	¥60,000	¥110,000	¥—	¥50,000
Loans	257	217	30	10	—
Interest Payments on Long-Term Debt	5,649	2,591	1,780	730	548
Capital Leases	2,919	1,074	1,312	520	13
Operating Leases	56,144	12,126	15,663	8,844	19,511
Other Contractual Obligations(1)	98,721	91,199	6,300	1,222	—

Total	¥383,690	¥167,207	¥135,085	¥11,326	¥70,072

(1)	The amount of contractual obligations which is immaterial in amount or uncertain in time of payment is not included in “Other Contractual Obligations” in the above table. We expect to contribute an amount of ¥2,404 million to the NTT Corporate Defined Benefit Pension Plan in the fiscal year ending March 31, 2018. Please also refer to Note 17 to our consolidated financial statements.

“Other Contractual Obligations” principally consisted of commitments to purchase property, plant and equipment for our cellular network, commitments to purchase inventories, mainly handsets, and commitments to purchase services. As of March 31, 2017, we had committed ¥26.6 billion for property, plant and equipment, ¥30.8 billion for inventories and ¥41.3 billion for other purchase commitments. The amounts of “Other Contractual Obligations” are estimates calculated based on given assumptions and do not represent our entire anticipated purchases in the future. Apart from the above purchase commitments, we purchase products and services as needed and we expect to make significant capital expenditures and/or inventories purchase on an ongoing basis for our LTE networks expansion, smartphone sales increase and for other purposes. Also, we consider potential opportunities for entry to new areas of business, merger and acquisitions, establishment of joint ventures, strategic investments or other arrangements primarily in Telecommunications business as needed. Currently, we have no contingent liabilities related to litigation or guarantees that could have a materially adverse effect on our financial position.

Sources of Cash

The following table sets forth certain information about our cash flows during the years ended March 31, 2017, 2016 and 2015:

	Millions of yen
	Years ended March 31
	2015	2016	2017
Net cash provided by operating activities	¥962,977	¥1,209,131	¥1,312,418
Net cash used in investing activities	(651,194)	(375,251)	(943,094)
Net cash used in financing activities	(734,257)	(583,608)	(433,097)

Net increase (decrease) in cash and cash equivalents	(421,367)	248,884	(64,827)
Cash and cash equivalents at beginning of year	526,920	105,553	354,437

Cash and cash equivalents at end of year	¥105,553	¥354,437	¥289,610

Analysis of cash flows for the fiscal year ended March 31, 2017 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2017, net cash provided by operating activities was ¥1,312.4 billion, an increase of ¥103.3 billion, or 8.5%, from the prior fiscal year. This was due mainly to a decrease in cash outflows for agent resellers in relation to providing funds for the installment purchase of handset by our customers.

Net cash used in investing activities for the fiscal year ended March 31, 2017 was ¥943.1 billion, an increase of ¥567.8 billion, or 151.3%, from the prior fiscal year. This was due mainly to an increase in cash outflows for short-term bailments for consumption to a related party, as well as a decrease in cash inflows for proceeds from redemption of long-term bailment for consumption to a related party.

Net cash used in financing activities for the fiscal year ended March 31, 2017 was ¥433.1 billion, a decrease of ¥150.5 billion, or 25.8%, from the prior fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥289.6 billion as of March 31, 2017, a decrease of ¥64.8 billion, or 18.3%, from the prior fiscal year end. The balance of investments with original maturities of longer than three months, which were made to manage a part of our cash efficiently, was ¥301.1 billion as of March 31, 2017, compared to ¥5.9 billion as of March 31, 2016.

Analysis of cash flows for the fiscal year ended March 31, 2016 and comparison with the prior fiscal year

For the fiscal year ended March 31, 2016, net cash provided by operating activities was ¥1,209.1 billion, an increase of ¥246.2 billion, or 25.6%, from the prior fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases which are included in decrease in receivables for sale and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities for the fiscal year ended March 31, 2016 was ¥375.3 billion, a decrease of ¥275.9 billion, or 42.4%, from the prior fiscal year. This was due mainly to an increase in proceeds from redemption of long-term bailment for consumption to a related party and a decrease in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities for the fiscal year ended March 31, 2016 was ¥583.6 billion, a decrease of ¥150.6 billion, or 20.5%, from the prior fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock.

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

Prospect of cash flows for the fiscal year ending March 31, 2018

As for our sources of cash for the fiscal year ending March 31, 2018, we currently expect our net cash flows from operating activities to decrease from the prior fiscal year because of a projected decrease in cash inflows from customers in connection with the collection of installment receivables for customers’ handset purchases under the installment method, driven by a continuing decrease in the number of handsets purchased through installment payments. Our net cash flow used in investing activities for the fiscal year ending March 31, 2018 is expected to be approximately ¥570.0 billion due to capital expenditures and other items. We do not include any items other than capital expenditures and other reasonably expected items in our forecast of net cash flows in investing activities, as it is difficult to estimate impacts of such items on cash flows in investing activities in advance.

C.    Research and Development

Our research and development activities include functional enhancement of our networks for the purpose of improving the competitiveness of our telecommunications business, research and development related to fifth-generation mobile communications system (5G), new service development and construction of platforms for the new services in order to accelerate the expansion of our smart life business, the development of applications to be installed on mobile phones and efforts to generate innovation. Research and development costs are charged to expenses as incurred. We incurred ¥83.1 billion, ¥83.3 billion and ¥97.0 billion as research and development expenses for the years ended March 31, 2017, 2016 and 2015, respectively.

D.    Trend Information

Information pertaining to the trends other than the discussion on the matters below can also be found in “Operating Trends and Prospects for the fiscal year ending March 31 2018.”

Issues Facing DOCOMO and Management’s Responses to Those Issues

Medium-Term Strategy 2020 “Declaration beyond”

Looking ahead to the year 2020 and beyond, we will aim to amaze and inspire beyond expectations for our customers and create new values hand-in-hand with our partners by exceeding customers’ expectations.

The word “beyond” reflects our will to transform ourselves to realize a richer future with 5G. For our customers, we will offer enhanced benefits and convenience as well as value and inspiration, such as enjoyment, surprise, satisfaction and peace of mind. Together with our partners, we will realize the co-creation of new values through “+d” initiatives, such as making contributions to industries, solving social issues and expanding our partners’ businesses.

“Declaration beyond” outlines six declarations we have set for these initiatives. By delivering three declarations intended for our customers and three for our partners, we will aim to steadily reinforce our revenue foundation and cash generation capability, while continuing to improve the returns to our customers and shareholders, thereby bringing about a future of abundance.

“Declaration beyond”

<Declaration 1: Market Leader>

We will inspire to become a market leader in delivering benefits and convenience through further convergence and evolution of services, billing plans and point programs.

<Declaration 2: Style Innovation>

Taking advantage of the distinctive properties of 5G, we will devise enjoyable and exciting new services that bring innovation to customer’s usage styles.

<Declaration 3: Peace-of-Mind and Comfort Support>

Toward the goal of realizing services that ensure the peace of mind and satisfaction of customers, we will continue to evolve our customer touchpoints through the adoption of AI.

<Declaration 4: Industry Creation>

Leveraging the 5G network that enables high-speed, large-capacity and low-latency transmission and simultaneous connections with massive number of devices, we will strive to broaden the business opportunities of our partners and drive advancements across all industries in Japan.

<Declaration 5: Solution Co-creation>

Aiming to bring about growth and social abundance to Japan, we will further accelerate our “+d” initiatives to solve social issues.

<Declaration 6: Partner Business Expansion>

By further expanding and evolving the business platforms built upon DOCOMO’s assets, we will support our partners’ businesses and promote measures to grow the flow of transactions.

Priority Initiatives for the Fiscal Year ending March 31, 2018

We position the fiscal year ending March 31, 2018 as the year to “challenge to evolve,” taking the first steps toward the delivery of our Medium-Term Strategy 2020 “Declaration beyond.” We will do so by moving forward with the creation and evolution of services, business evolution with “+d” and reinforcement and evolution of all foundations. Details are outlined below:

(1)	Creation and Evolution of Services

We will work to realize services which offer exciting new viewing experiences, continue with returns to our customers that cater to different stages in life and further brush up our customer touchpoints.

(2)	Business Evolution with “+d” Initiatives

In the smart life business, corporate sales and marketing business and other businesses, we will accelerate and expand our existing “+d” initiatives, and also create new businesses with our partners based on trials utilizing 5G.

(3)	Reinforcement and Evolution of All Foundations

We will strengthen our technical assets that are required to drive evolution in the age of 5G/IoT while also solidifying our financial position. Concurrently, we will focus on work style reforms for our employees that develop self-discipline and encourage challenge.

We will attain both “customer service improvement” and “our sustainable development” by achieving a steady income growth by the convergence and evolution of a wide variety of added value and advancement of broadband services such as 5G and “docomo Hikari” as well as further cost efficiency improvement, while continuing to enhance the returns to our customers.

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

Depreciation of property, plant and equipment, internal use software and other intangible assets

The values of our property, plant and equipment, such as the base stations, antennas, switching centers and transmission lines used by our telecommunications business, our internal-use software and our other intangible assets are recorded in our financial statements at acquisition or development cost and depreciated or amortized over their estimated useful lives based on the determined depreciation method. We determine the estimated useful lives of property, plant and equipment, internal-use software and other intangible assets and determine the method of depreciation in order to determine the amount of depreciation and amortization expenses to be recorded in each fiscal year. Our total depreciation and amortization expenses for the years ended March 31, 2017, 2016 and 2015 were ¥452.3 billion, ¥625.9 billion and ¥659.8 billion, respectively. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected usage, experience with similar assets, established laws and regulations as well as taking into account anticipated technological or other changes. The estimated useful lives of our wireless telecommunications equipment are generally 9 to 16 years. The estimated useful life of our internal-use software is up to 7 years. If technological or other changes occur more rapidly or in a different form than anticipated, new laws or regulations are enacted, or the intended usage changes, the useful lives assigned to these assets may need to be shortened, resulting in recognition of additional depreciation and amortization expenses or losses in future periods. We determine the depreciation method that most adequately reflects the pattern of consumption of the benefits generated from the assets in the future, taking into consideration changes caused by various factors such as technological innovations and other impacts from external and internal environments. If the pattern of consumption of benefits generated from the assets is different from that of the depreciation method initially determined, a need to change the depreciation method may arise, which may result in recognition of additional depreciation and amortization expenses or losses in future periods.

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment with the exception of buildings, which are depreciated on a straight-line basis. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation for all property, plant, and equipment in order to adequately reflect the pattern of consumption of the expected benefits to be generated from the assets being depreciated. Due to this change, “Depreciation and amortization” in the fiscal year ended March 31, 2017 decreased by ¥154.1 billion. In the fiscal year ended March 31, 2016, the changes in the estimate of the expected useful lives of certain property, plant and equipment, internal-use software and other intangible assets were insignificant on our operating results or financial position. Effective July 1, 2014, we revised our estimate of the expected useful life of certain software for telecommunications network and internal use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years, which resulted in a decrease in depreciation and amortization of ¥51.3 billion in the fiscal year ended March 31, 2015.

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

When we determine that the carrying amount of specific assets may not be recoverable based on the existence or occurrence of one or more of the above or other factors, we estimate the future cash inflows and outflows expected to be generated by the assets over their expected useful lives. We also estimate the sum of expected undiscounted future net cash flows based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. If the carrying value of the assets exceeds the sum of the expected undiscounted future net cash flows, we record an impairment loss based on the fair values of the assets. Such fair values may be based on established markets, independent appraisals and valuations or discounted cash flows. If actual market and operating conditions under which assets are used are less favorable or subscriber numbers are less than those projected by management, either of which results in loss of cash flows, additional impairment charges for assets not previously written-off may be required. For the fiscal year ended March 31, 2017, the impact from impairment of long-lived assets on our financial results was insignificant. For the fiscal years ended March 31, 2016 and 2015, we recorded impairment losses of ¥9.1 billion and ¥30.2 billion, respectively, mainly on our multimedia broadcasting business for mobile devices related long-lived assets. Please refer to Note 5 to our consolidated financial statements for further information.

Impairment of goodwill and unamortizable intangible assets

The majority of our goodwill was recognized when we purchased all the remaining non-controlling interests in our eight regional subsidiaries through share exchanges and made those subsidiaries wholly owned in November 2002. In addition, we have acquired majority equity stakes in a number of companies for the purpose of expanding into smart life business and other businesses, and the recognition of these majority investments also resulted in an increase of goodwill. Consequently, the carrying amount of goodwill as of March 31, 2017 was ¥231.0 billion. The carrying amount of unamortizable intangible assets as of March 31, 2017 was ¥29.5 billion.

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

As of March 31, 2017 and 2016, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in our telecommunications business segment. This reporting unit has recorded goodwill of ¥127.3 billion and has passed the first step of the impairment test by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant as of March 31, 2017 and 2016. Fair values of the reporting unit have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and our most recent views of our long term outlook. However, if operating income were to decline significantly in the future due to unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

The amount of goodwill impairment charges for the fiscal years ended March 31, 2017 and 2016 were ¥10.0 billion and ¥8.5 billion, respectively, mainly resulted from reporting units related to our subsidiaries. We did not recognize any goodwill impairment for the fiscal year ended March 31, 2015. The fair value of this reporting unit was measured using the discounted cash flow method in combination with a market approach.

Impairment of investments

We have made investments in certain domestic and foreign entities. These investments are accounted for under the equity method, cost method, or at fair value as appropriate based on various conditions such as ownership percentages, exercisable influence over the investments and marketability of the investments. In the past, we experienced material impairments in the value of our investments in equity method affiliates that were included in “Equity in net income (losses) of affiliates” in our consolidated statements of income and comprehensive income for relevant years. It is possible that we could experience similar impairments with respect to our “Investments in affiliates” and “Marketable securities and other investments” again in the future. We may also experience material gains or losses on the sale of our investments. As of March 31, 2017, the total carrying value of “Investments in affiliates” was ¥373.8 billion, while the total carrying value for investments in “Marketable securities and other investments” was ¥198.7 billion. Our major investee companies are Sumitomo Mitsui Card Co., Ltd. and PLDT Inc. which is incorporated in the Philippines: our investments in these companies were classified as “Investments in affiliates” as of March 31, 2017.

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

In performing our evaluations, we utilize various information including discounted cash flow valuations, independent valuations and, if available, quoted market values. Determination of recoverable amounts sometimes requires estimates involving results of operations and financial position of the investee, changes in technology, capital expenditures, market growth and share, discount factors and terminal values. In the event we determine as a result of such evaluations that there are other than temporary declines in value of investment below its carrying value, we record an impairment charge. Such write-down to fair value establishes a new cost basis in the carrying amount of the investment. The impairment charge of “Investment in affiliates” is included in “Equity in net income (losses) of affiliates” while the impairment charge of “Marketable securities and other investments” is reflected in “Other income (expense)” in our consolidated statements of income. For the years ended March 31, 2017, 2016 and 2015, we recorded impairment charges accompanying other than temporary declines in the values of certain investee affiliates.

The amount of impairment charges on “Investments in affiliates” for the fiscal year ended March 31, 2017 was ¥23.9 billion, including Hutchison Telephone Company Limited, which is incorporated in Hong Kong. In estimating the investment value of those equity method investees, we used the weighted average cost of capital of 7.9% mainly for the fiscal year ended March 31, 2017 as a significant unobservable input.

The amount of impairment charges on “Investment in affiliates” in the fiscal years ended March 31, 2016 and 2015 were insignificant.

We recorded impairment charges on certain investments which were classified as “Marketable securities and other investments” due to other-than-temporary decline in value. The amount of impairment charges on “Marketable securities and other investments” was inconsequential for the years ended March 31, 2017, 2016 and 2015, respectively.

While we believe that the estimated fair values of each of our investments in affiliates as of March 31, 2017 subsequent to the recording of the impairment charges are equal to or exceed the related carrying values on an individual basis, circumstances in which the value of an investment is below its carrying amount or changes in the estimated realizable value can require additional impairment charges to be recognized in the future.

Accrued liabilities for point programs

We offer “docomo Points Service,” which provides points to customers based on the usage of cellular and other services. These points may be exchanged for benefits such as payments on our products. On December 1, 2015, we began offering “d POINT Service,” which provides individual customers with points that may be earned through, among others, mobile phone usage, making payments with “d CARD” or “DCMX” credit cards, or purchasing goods or services at our partner stores. These points may be exchanged for payments on our products and mobile phone charges, and payments at our partner stores. Individual customers may continue using “d POINTs” subsequent to the cancellation of our mobile telecommunications service contract. All “docomo Points” granted to individual customers from April 1, 2015 through November 30, 2015 were automatically transferred to “d POINTs,” and we no longer grant “docomo Points” to any individual customer after December 1, 2015. “docomo Points” granted to individual customers prior to March 31, 2015 were converted to “d POINTs” on May 10, 2017, and remain valid through May 31, 2018. We record “Accrued liabilities for point programs” relating to the points that customers earn. We separately estimate the accrued liabilities for “d POINTs” and those for “docomo Points.” The total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2017 and 2016 was ¥105.4 billion and ¥79.5 billion, respectively. Point program expense for the years ended March 31, 2017, 2016 and 2015 was ¥94.3 billion, ¥57.8 billion and ¥67.7 billion, respectively.

In measuring our accrued liabilities for “d POINTs” that will be valid for four years from the date the points are granted and “docomo Points” granted to individual customers, which were converted to “d POINTs” on May 10, 2017, we do not estimate the point utilization rate since we do not have sufficient historical experience to estimate the point utilization rate. Reversal of expenses or allowances may be required in the event where estimate of point utilization rate become available as sufficient historical experience become evident.

In measuring our accrued liabilities for “d POINTs” other than the above and “docomo Points” granted to corporate customers, we estimate factors such as the point utilization rate based on our historical experiences. Higher-than-estimated utilization rate could result in the need for recognizing additional expenses or accrued liabilities in the future. In determining the accrued liabilities for point programs as of March 31, 2017, the impact of one percent rise in the point utilization rate on accrued liabilities was insignificant when all the other factors were held constant.

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

The discount rates applied in determination of the projected benefit obligations as of March 31, 2017 and 2016, and expected long-term rates of return on plan assets for the years ended March 31, 2017 and 2016 were as follows:

	Years ended March 31
	2016	2017
Non-contributory defined benefit pension plan
Discount rate	0.5%	0.7%
Expected long-term rate of return on plan assets	2.0%	2.0%
Actual return on plan assets	Approximately 2%	Approximately 3%
NTT CDBP
Discount rate	0.5%	0.7%
Expected long-term rate of return on plan assets	2.5%	2.5%
Actual return on plan assets	Approximately 0.4%	Approximately 3%

The amount of projected benefit obligations of our non-contributory defined benefit pension plan as of March 31, 2017 and 2016 was ¥220.6 billion and ¥226.9 billion, respectively. The amount of projected benefit obligations of the NTT CDBP as of March 31, 2017 and 2016, based on actuarial computations which covered only our employees’ participation, was ¥150.6 billion and ¥153.6 billion, respectively. The amount is subject to a substantial change due to differences in actual performance or changes in assumptions. In conjunction with the differences between estimates and the actual benefit obligations, net losses in excess of 10% of the greater of the projected benefit obligation and the fair value of plan assets are amortized from “Accumulated other comprehensive income (loss)” over the expected average remaining service life of employees in accordance with U.S. GAAP.

The following table shows the sensitivity of our non-contributory defined benefit pension plan and the NTT CDBP as of March 31, 2017 to the change in the discount rate or the expected long-term rate of return on plan assets, while holding other assumptions constant.

Billions of yen
Change in Assumptions	Change in projected benefit obligation	Change in pension cost, before applicable taxes	Accumulated other comprehensive income (loss), net of applicable taxes
Non-contributory defined benefit pension plan
0.5% increase/decrease in discount rate	(8.9)/9.3	0.7/(0.7)	6.6/(6.9)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.5)/0.5	—
NTT CDBP
0.5% increase/decrease in discount rate	(16.2)/18.2	0.1/(0.0)	11.1/(12.5)
0.5% increase/decrease in expected long-term rate of return on plan assets	—	(0.5)/0.4	—

Please also refer to Note 17 “Employees’ retirement benefits” to our consolidated financial statements for further discussion.

Revenue recognition

We defer upfront activation fees and recognize them as revenues over the expected term of a subscription. Related direct cost to the extent of the activation fees amount are also being deferred and amortized over the same period. The reported amounts of revenue and cost of services are affected by the level of activation fees, related direct cost and the estimated length of the subscription period over which such fees and cost are amortized. Factors that affect our estimate of the subscription period over which such fees and cost are amortized include subscriber churn rate and newly introduced or anticipated competitive products, services and technology. The current amortization periods are based on an analysis of historical trends and our experiences. For the years ended March 31, 2017, 2016 and 2015, we recognized as revenues deferred activation fees of ¥34.2 billion, ¥32.8 billion and ¥21.5 billion, respectively, as well as corresponding amounts of related deferred cost. As of March 31, 2017 and 2016, remaining unrecognized deferred activation fees were ¥126.5 billion and ¥109.9 billion, respectively.

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

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for us on April 1, 2018 and early adoption with original effective date for periods beginning April 1, 2017 is permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required. We have not decided on a transition method and are currently evaluating the impact of the new standard on our consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of our contractual arrangements. While we are continuing to assess all potential impacts resulting from the application of the new standard, we believe that the most significant impacts may include the following items:

•

The standard requires the recognition of incremental costs of obtaining and direct costs of fulfilling contracts with customers as assets. Accordingly, we expect that part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets, which will be amortized over the estimated average period of the subscription for each service. For the fiscal year ended March 31, 2017, the amount of sales commissions incurred for agent resellers was ¥320.8 billion which was mainly included in “Selling, general and administrative” in our consolidated statements of income under the existing standards.

•

The standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Accordingly, we expect that in relation to “docomo POINTs” and “d POINTs” which have traditionally been recorded as accrued liabilities, we will recognize a part of the considerations for the transaction of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when the points are used for the additional good or service at a discount or when the points expire. For the fiscal year ended March 31, 2017, the amount of expenses for point programs under the existing standards was ¥94.3 billion, which was included in “Selling, general and administrative” in our consolidated statements of income.

We have established a team to implement the introduction of the new standard. We are in the process of implementing changes to our systems and setting up reporting processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The new standard is effective for us on April 1, 2018. We are currently evaluating the effect of adopting the ASU.

Lease

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for us on April 1, 2019. We are currently evaluating the effect of adopting the ASU.

Simplifying the Test for Goodwill Impairment

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments in this update are effective for us on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted. We are currently evaluating the effect of adopting the ASU.

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

The following table sets forth our directors and audit & supervisory board members as of June 23, 2017 and certain other information.

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Directors:

Kazuhiro Yoshizawa *2 (June 21, 1955)	President and Chief Executive Officer	April 1979 June 2007	Entered NTT Public Corporation Senior Vice President, General Manager of Corporate Sales and Marketing Department II of the Company	25,000	June 2018	June 2011
		June 2011	Senior Vice President, General Manager of Human Resources Management Department of the Company
		June 2012	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute of the Company
		July 2013	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute of the Company
		June 2014	Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer, Responsible for Technology, Devices and Information Strategy of the Company
		June 2016	President and Chief Executive Officer, Executive General Manager of Sales and Marketing Division of the Company

		June 2016	President and Chief Executive Officer of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Hiroyasu Asami *2 (Sep. 8, 1956)	Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer/ Responsible for Technology, Devices, Information Strategy and Preparation for 2020	April 1980 June 2009	Entered NTT Public Corporation Senior Vice President, General Manager of Consumer Services Department of the Company	14,100	June 2018	June 2014
		April 2011	Senior Vice President, General Manager of Smart Communication Services Department of the Company
		June 2012	Senior Vice President, General Manager of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company
		June 2014	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		June 2015	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband Business of the Company
June 2016

Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer, Responsible for Technology, Devices Network, Information Strategy and Preparation for 2020 of the Company

June 2017

Senior Executive Vice President, Chief Information Officer, Chief Information Security Officer and Chief Privacy Officer, Responsible for Technology, Devices, Information Strategy and Preparation for 2020 of the Company

Toshiki Nakayama *2 (Jan. 29, 1958)	Senior Executive Vice President/ Responsible for Global business, Corporate and CSR	April 1981 June 2007	Entered NTT Public Corporation Senior Manager, Medium-Term Management Strategy Development Group of NTT	8,100	June 2018	June 2014
		June 2007	Outside Director of the Company
		June 2008	Vice President of Strategic Business Development Division of NTT
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, General Manager of Frontier Services Department of the Company
		July 2013	Senior Vice President, General Manager of Smart-life Solutions Department of the Company
		June 2014	Executive Vice President, Executive General Manager of Smart-life Business Division, General Manager of Smart-life Solutions Department of the Company
		June 2015	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company
		June 2016	Senior Executive Vice President, Responsible for Global business and Corporate of the Company
		June 2017	Senior Executive Vice President, Responsible for Global business, Corporate and CSR of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Hirotaka Sato *3 (Nov. 18, 1958)	Executive Vice President, Chief Financial Officer/ General Manager of Accounts and Finance Department, Responsible for Finance and Business alliance	April 1982 June 2005	Entered NTT Public Corporation Senior Manager of Accounts and Finance Department of the Company	16,400	June 2018	June 2012
		July 2008	Vice President of Finance and Accounting Department of NTT
		June 2011	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company
		June 2012	Senior Vice President, General Manager of Accounts and Finance Department of the Company
		June 2014	Executive Vice President, Chief Financial Officer, General Manager of Accounts and Finance Department, Responsible for Finance and Business alliance of the Company

Kiyohiro Omatsuzawa *3 (June 22, 1957)	Executive Vice President/ General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute	April 1981 June 2010	Entered NTT Public Corporation Senior Vice President, General Manager of Procurement and Supply Department of the Company	19,200	June 2018	June 2014
		June 2012	Senior Vice President, Executive General Manager of Chugoku Regional Office of the Company
		June 2014	Executive Vice President, General Manager of Network Department, Responsible for Network and Preparation for 2020 of the Company
		July 2015	Executive Vice President, Responsible for Network and Preparation for 2020 of the Company
		June 2016	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband business of the Company
		June 2017	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute of the Company

Hiroshi Tsujigami *3 (Sep. 8, 1958)	Executive Vice President/ Executive General Manager of Sales and Marketing Division, Responsible for Broadband business	April 1983 July 2003	Entered NTT Public Corporation Senior Manager of Corporate Strategy Planning Department of NTT West	2,600	June 2018	June 2016
		July 2007	General Manager of Business Management Corporate Strategy Planning Department of NTT
		June 2008	Outside Director of the Company
		June 2012	Senior Vice President of Corporate Strategy Planning, Member of the Board of Directors of NTT
		June 2012	Member of the Board of Directors of NTT East
		June 2016	Executive Vice President, Executive General Manager of Sales and Marketing Division of the Company
		June 2017	Executive Vice President, Executive General Manager of Sales and Marketing Division Responsible for Broadband business of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Kouji Furukawa *3 (July 31, 1960)	Executive Vice President/ Executive General Manager of Corporate Sales and Marketing Division, General Manager of TOHOKU Reconstruction Support Office	April 1984 July 2005	Entered NTT Public Corporation Senior Manager of Human Resources Management Department of the Company	5,500	June 2018	June 2016
		June 2008	General Manager of Carrier and Regulatory Affairs Office of the Company
		June 2012	General Manager of Corporate Sales and Marketing Department I of the Company
		June 2013	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company
		June 2016	Executive Vice President, Executive General Manager of Corporate Sales and Marketing Division, General Manager of TOHOKU Reconstruction Support Office of the Company

Kyoji Murakami *3 (Nov. 28, 1961)	Executive Vice President/ Executive General Manager of Smart-life Business Division	April 1986 June 2009 July 2012	Entered NTT General Manager of Chiba Branch of the Company Senior Manager of Frontier Services Department of the Company,	6,400	June 2018	June 2016
Senior Executive Vice President of docomo Healthcare, Inc.
		June 2013	Senior Vice President of the Company, Senior Executive Vice President of docomo Healthcare, Inc., Responsible for Medical/ Healthcare Business Promotion
		June 2015	Senior Vice President, General Manager of Smart-life Solutions Department of the Company
		June 2016	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company

Hiroshi Nakamura *3 (Apr. 4, 1962)	Executive Vice President/ Chief Technology Officer/ Executive General Manager of R&D Innovation Division	April 1987 October 2006	Entered NTT Senior Manager of Core Network Development Department of the Company	8,900	June 2018	June 2017
		July 2010	General Manager of Core Network Development Department of the Company
		June 2014	Senior Vice President, General Manager of Core Network Development Department of the Company
		October 2014	Senior Vice President, General Manager of R&D Strategy Department of the Company
		June 2017	Executive Vice President, General Manager of R&D Innovation Division of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Hozumi Tamura *3 (Dec. 12, 1962)	Executive Vice President/ Executive General Manager of Network Department, Responsible for Network	April 1987	Entered NTT	6,600	June 2018	June 2017
		July 2007	Senior Manager of Corporate Strategy and Planning Department of the Company
		June 2012	General Manager of Procurement and Supply Department of the Company
		July 2013	General Manager of Smart-life Planning Department of the Company
		June 2014	Senior Vice President, General Manager of Smart-life Planning Department of the Company
		June 2017	Executive Vice President, General Manager of Network Department, Responsible for Network of the Company

Seiji Maruyama *3 (Apr. 20, 1961)	Senior Vice President/ General Manager of Human Resources Management Department	April 1985	Entered NTT	7,500	June 2018	June 2016
		May 2007	Senior Manager of Corporate Strategy and Planning Department of the Company
		July 2008	Senior Manager of Human Resources Management Department of the Company
		June 2010	General Manager of Product Department of the Company
		June 2014	Senior Vice President, General Manager of Product Department of the Company
		June 2016	Senior Vice President, General Manager of Human Resources Management Department of the Company

Kaoru Kato (May 20, 1951)	Corporate Advisor	April 1977	Entered NTT Public Corporation	39,400	June 2018	June 2008
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department of the Company
		June 2012	President and Chief Executive Officer of the Company
		June 2016	Corporate Advisor of the Company

Teruyasu Murakami *4 (Oct. 15, 1945)	—	April 1968	Entered Nomura Research Institute, Ltd. (“NRI”)	6,700	June 2018	June 2013
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Outside Director of the Company
(Principal concurrent positions) Director of Research Institute for Industrial Strategy

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Noriko Endo *4 (Name on Family Register: Noriko Tsujihiro) (May 6, 1968)	—	June 1994	Entered DIAMOND, Inc.	1,400	June 2018	June 2016
		April 2004	Concurrently serve as Director of Kyushu University Tokyo Office
		April 2006	Deputy Editor of Diamond Weekly, DIAMOND, Inc.
		September 2013	Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo (To the present)
		April 2015	Project Professor, Graduate School of Media and Governance, Keio University (To the present)
		April 2015	Adjunct Researcher, Environmental Research Institute, Waseda University (To the present)
		June 2016	Outside Director of the Company

(Principal concurrent positions)

Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo

Project Professor, Graduate School of Media and Governance, Keio University

Adjunct Researcher, Environmental Research Institute, Waseda University

Shinichiro Ueno (June 21, 1966)	—	April 1991	Entered NTT	1,000	June 2018	June 2016
		May 2004	Manager of Corporate Strategy Planning Department of NTT East
		October 2004	Senior Manager of Corporate Strategy Planning Department of NTT East
		July 2009	General Manager of Plant Department, Kanagawa Branch, Senior Manager of Wide-Area Network Center, Network Business Headquarters of NTT East
		July 2009	Member of the Board of Directors of NTT East-Kanagawa, Inc.
		July 2012	Senior Manager, Technology Planning Department of NTT
		July 2015	Vice President of R&D Planning Research and Development Planning Department of NTT (To the present)
		June 2016	Director of the Company
(Principal concurrent positions) Vice President of R&D Planning Research and Development Planning Department of NTT

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Audit & Supervisory Board Members:

Shoji Suto (Mar. 4, 1957)	Full-time Audit & Supervisory Board Member	April 1980	Entered NTT Public Corporation	12,900	June 2020	June 2017
		June 2008	Senior Vice President, General Manager of Sales Promotion Department of the Company
		June 2009	Executive Vice President, Executive General Manager of Marketing Business Department, Member of the Board of Directors of DOCOMO Business Net Inc.
		July 2009	Executive Vice President, Executive General Manager of Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2010	Executive Vice President, Executive General Manager of Corporate Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2011	Senior Vice President, Executive General Manager of Shikoku Regional Office of the Company
		June 2014	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas, Member of the Board of Directors of the Company
		July 2014	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors of the Company
		June 2015	Senior Executive Vice President, Member of the Board of Directors of DOCOMO CS Inc.
		June 2017	Audit & Supervisory Board Member of the Company

Toshimune Okihara (Aug. 29, 1954)	Full-time Audit & Supervisory Board Member	April 1979	Entered NTT Public Corporation	4,700	June 2019	June 2014
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Communications Corporation (“NTT Com”)
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Director of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Director of NTT Com
		June 2011	President and Chief Executive Officer of NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation)
		June 2014	Outside Audit & Supervisory Board Member of the Company

Yutaka Kawataki *4 (Dec. 18, 1953)	Full-time Audit & Supervisory Board Member	April 1977	Entered The Board of Audit of Japan	3,200	June 2019	June 2015
		March 2013	Deputy Secretary General of The Board of Audit of Japan
		April 2014	Secretary General of The Board of Audit of Japan
		June 2015	Outside Audit & Supervisory Board Member of the Company

Name (Date of Birth)	Position/ Responsibility	History, Positions, Responsibilities and Principal Concurrent Positions		Shares Owned *1	Date Current Terms Ends	Initial Appointment Date
Hironobu Sagae (Mar. 3, 1959)	Full-time Audit & Supervisory Board Member	April 1981	Entered NTT Public Corporation	0	June 2019	June 2017
		July 2008	General Manager of Human Resources Management Department of NTT DATA Corporation
		June 2011	Senior Vice President, General Manager of Accounts and Finance Department, General manager of Human Resources Management Department, Member of the Board of Directors of NTT DATA Corporation
		June 2012	Senior Vice President, General Manager of Accounts and Finance Department, Member of the Board of Directors of NTT DATA Corporation
		June 2014	Executive Vice President, General Manager of Accounts and Finance Department, Member of the Board of Directors of NTT DATA Corporation
		June 2016	President, Member of the Board of Directors of NTT DATA MANAGEMENT SERVICE Corporation
		June 2017	Outside Audit & Supervisory Board Member of the Company

Eiko Tsujiyama *4 (Dec. 11, 1947)	Audit & Supervisory Board Member	August 1980	Assistant Professor, Humanities Department, Ibaraki University	3,800	June 2019	June 2011
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor, School of Commerce and Graduate School of Commerce, Waseda University (To the present)
		June 2008	Outside Corporate Auditor of Mitsubishi Corporation
		June 2010	Outside Director of ORIX Corporation (To the present)
		May 2011	Outside Corporate Auditor of Lawson, Inc. (To the present)
		June 2011	Outside Audit & Supervisory Board Member of the Company (To the present)
		June 2012	Outside Audit & Supervisory Board Member of Shiseido Company, Limited (To the present)
(Principal concurrent positions)
Professor, School of Commerce and Graduate School of Commerce, Waseda University
Outside Directors of ORIX Corporation
Outside Corporate Auditor of Lawson, Inc.
Outside Audit & Supervisory Board Member of Shiseido Company, Limited

*1	DOCOMO shares owned as of May 31, 2017
*2	Representative director
*3	Concurrently serves as an executive officer
*4	Independent director/auditor

The following table shows information about our executive officers as of June 23, 2017, including their positions and responsibilities.

Name	Position	Responsibility
Hajime Kii	Executive Vice President	Executive General Manager of Kansai Regional Office

Kazuhiro Takagi	Executive Vice President	Executive General Manager of Kyushu Regional Office

Kouji Tsubouchi	Senior Vice President	Executive General Manager of Hokkaido Regional Office

Michio Fujiwara	Senior Vice President	Executive General Manager of Tohoku Regional Office

Makoto Tani	Senior Vice President	Executive General Manager of Tokai Regional Office

Hiroko Kawasaki	Senior Vice President	Executive General Manager of Hokuriku Regional Office

Tomohisa Ueno	Senior Vice President	Executive General Manager of Chugoku Regional Office

Mayumi Tateishi	Senior Vice President	Executive General Manager of Shikoku Regional Office

Shigeto Torizuka	Senior Vice President	General Manager of Tokyo Branch

Hikaru Kawachiyama	Senior Vice President	General Manager of Kanagawa Branch

Tomoyoshi Oono	Senior Vice President	General Manager of R&D Strategy Department General Manager of Innovation Management Department

Yoshiaki Maeda	Senior Vice President	General Manager of Platform Business Department

Koichi Takahara	Senior Vice President	General Manager of Smart-life Solutions Department

Ken Yoshizaki	Senior Vice President	General Manager of Financial Business Department

Kenichi Mori	Senior Vice President	General Manager of Product Department

Taku Yamazaki	Senior Vice President	General Manager of Radio Access Network Engineering Department

Kan Takamoto	Senior Vice President	General Manager of Sales Promotion Department

Osamu Hirokado	Senior Vice President	General Manager of Frontline Support Department

Toshiaki Sakurai	Senior Vice President	General Manager of Corporate Sales and Marketing Department II

Naoki Tani	Senior Vice President	General Manager of IoT Business Department

Katsuyuki Takagi	Senior Vice President	Executive General Manger of Global Business Division

Note:	Directors who concurrently serve as an executive officer are not included in the above list.

B.	Compensation

The aggregate compensation to directors and audit & supervisory board members during the fiscal year ended March 31, 2017 was as follows:

Position	Total Compensation	Millions of yen				Number of Persons
		Breakdown of Compensation
		Base Salary	Stock Option	Bonus	Retirement Bonus
Directors *1	¥506	¥407	—	¥99	—	16
Audit & supervisory board member *2	¥30	¥30	—	—	—	1
Outside director/audit & supervisory board member	¥121	¥121	—	—	—	6

Total	¥658	¥559	—	¥99	—	23

Notes:

1.	Upper limits on compensation to directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	Directors include four directors who retired at the end of the 25th ordinary general meeting of shareholders held on June 16, 2016.
*1	Excluding outside director(s)
*2	Excluding outside audit & supervisory board member(s)

C.	Board Practices

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

We have concluded agreements with outside directors Mr. Teruyasu Murakami and Dr. Noriko Endo, director Mr. Shinichiro Ueno and audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Paragraph 1 of the Companies Act in accordance with Article 427, Paragraph 1 of the same act. The compensation of liability is the minimum amount in accordance with Article 425, Paragraph 1 of the Companies Act.

D.	Employees

As of March 31, 2017, DOCOMO and its subsidiaries had 26,734 employees representing an increase of 605 employees since March 31, 2016. As of March 31, 2016, 2015 and 2014 we had 26,129, 25,680 and 24,860 employees, respectively. The average number of temporary employees for the year ended March 31, 2017 was 10,447.

Of our 26,734 employees on March 31, 2017, 2,315 were staff in departments such as human resources, general affairs, management planning, accounting and finance, while the rest were engaged in business operations, such as sales, research and development and related matters. Also, as of March 31, 2017, 1,543 employees were working at overseas consolidated subsidiaries.

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

As of May 31, 2017, our directors and audit & supervisory board members owned 193,400 of our shares. Currently, all of our full-time directors and audit & supervisory board members participate in a director stock purchase plan, pursuant to which a plan administrator makes open market purchases of shares for the accounts of participating directors on a monthly basis.

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

As of March 31, 2017, NTT owned 2,469,084,400 shares, or 66.65% of our outstanding voting shares and 63.32% of our total issued shares. To the best of our knowledge, no other shareholder beneficially owned more than 5% of the outstanding shares (excluding treasury shares). The Japanese government, in the name of the Minister of Finance, owned 33.74% of the voting rights of NTT as of the same date. NTT does not have any special voting rights. For more information regarding our relationship with NTT, see “B.10. Relationship with NTT” in Item 4.

The ownership and distribution of the shares by category of shareholders according to our register of shareholders and register of beneficial shareholders as of March 31, 2017 were as follows:

Category	Number of Shareholders	Number of Shares Held	Issued Voting Shares
Japanese financial institutions	267	370,773,075	9.51
Japanese securities companies	55	85,690,263	2.20
Other Japanese corporations	1,665	2,502,669,545	64.17
Foreign corporations and individuals	1,145	538,749,173	13.82
Japanese individuals, treasury shares and others	249,032	401,680,944	10.30

Total	252,164	3,899,563,000	100.00

According to The Bank of New York Mellon, depositary for our ADSs, as of March 31, 2017, 21,129,496 shares of our common stock were held in the form of 21,129,496 ADRs. According to our register of shareholders, as of March 31, 2017, there were 252,164 holders of common stock of record worldwide. As of March 31, 2017, there were 294 group record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 6.2% of the issued common stock on that date. Because some of these ADSs and shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

We know of no arrangements the operation of which may at a later time result in a change of control.

B.	Related Party Transactions

We have entered into a number of different types of transactions with NTT, its other subsidiaries and its affiliated companies in the ordinary course of business. For information regarding our relationship with NTT, see “B.10. Relationship with NTT” in Item 4.

With NTT FINANCE, we have also entered into contracts for bailments of cash for consumption and a contract regarding the transfer of receivables based on a basic contract regarding the transfer of billing claims and account receivables relating to the company’s mobile communications services, installment receivables for subscribers’ equipment purchases and others. NTT and its subsidiaries collectively own 100.0% of the voting interest in NTT FINANCE as of March 31, 2017. For information regarding our transactions with NTT FINANCE, see “Notes to Consolidated Financial Statements—Related party transactions” in Note 15.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “B.11. Legal Proceedings” in Item 4 of this annual report.

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

We expect to pay an annual dividend of ¥100 per share for the year ending March 31, 2018, which will consist of a ¥50 interim dividend and a ¥50 year-end dividend.

B.	Significant Changes

Except as otherwise disclosed herein, there has been no significant change in our financial position since March 31, 2017, the date of our last audited financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Price Ranges of Shares

Our shares have been listed on the First Section of the Tokyo Stock Exchange (“TSE”) since October 1998.

On June 2, 2017, the closing sale price of our shares on the TSE was ¥2,737 per share. Our shares are also quoted and traded through the “NYSE.”

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

The following table lists the reported high and low sale prices of our shares on the TSE, highs and lows of Tokyo Stock Price Index (“TOPIX”) and Nikkei Stock Average for the periods indicated:

	TSE*1*2		TOPIX		Nikkei Stock Average
	(Japanese yen)		(Points)		(Japanese yen)
Fiscal Years ended March 31	High	Low	High	Low	High	Low
2013	1,497	1,119	1,061.75	692.18	12,650.26	8,238.96
2014	1,756	1,358	1,308.08	971.33	16,320.22	11,805.78
2015	2,252.5	1,515	1,594.71	1,121.50	19,778.60	13,885.11
2016	2,888	1,961	1,702.83	1,193.85	20,952.71	14,865.77
1st Quarter	2,399.5	2,040.5	1,686.61	1,519.41	20,952.71	18,927.95
2nd Quarter	2,873.5	1,961	1,702.83	1,371.44	20,946.93	16,901.49
3rd Quarter	2,586	2,008.5	1,609.76	1,414.20	20,012.40	17,389.57
4th Quarter	2,888	2,265.5	1,544.73	1,193.85	18,951.12	14,865.77
2017	2,946	2,361	1,578.51	1,192.80	19,668.01	14,864.01
1st Quarter	2,864	2,422	1,412.98	1,192.80	17,613.56	14,864.01
2nd Quarter	2,946	2,496.5	1,357.41	1,209.88	17,156.36	15,106.52
3rd Quarter	2,739	2,361	1,558.75	1,287.39	19,592.90	16,111.81
4th Quarter	2,804	2,592.5	1,578.51	1,495.03	19,668.01	18,650.33

Calendar Year 2016
December	2,739	2,510	1,558.75	1,462.07	19,592.90	18,227.39

Calendar Year 2017
January	2,804	2,673.5	1,558.45	1,495.03	19,615.40	18,650.33
February	2,748	2,655.5	1,559.51	1,507.08	19,519.44	18,805.32
March	2,750	2,592.5	1,578.51	1,512.60	19,668.01	18,909.26
April	2,696.5	2,559	1,538.89	1,452.15	19,289.43	18,224.68
May	2,765	2,660.5	1,590.70	1,530.31	19,998.49	19,144.62
June (through June 2, 2017)	2,737	2,715	1,613.18	1,570.24	20,239.81	19,686.32

*1	As we conducted a 1:100 stock split with an effective date of October 1, 2013, figures provided for “TSE” are adjusted accordingly.
*2	Since TSE introduced the sub-yen tick sizes for TOPIX100 stocks on July 22, 2014 (¥0.5 tick sizes was introduced between ¥1,000 and ¥5,000), the stock prices from fiscal year ended March 31, 2015 contain decimals.

Our American Depositary Shares have been listed on the NYSE since March 2002. On June 2, 2017, the closing sale price of American Depositary Shares on the NYSE was $24.74 per share. The following table lists the reported high and low sale prices of our American Depositary Shares on the NYSE for the periods indicated:

	NYSE
	(U.S. dollars)
Fiscal Years ended March 31	High	Low
2013	17.49	13.81
2014	16.74	14.58
2015	18.64	14.42
2016	23.91	16.55
1st Quarter	19.34	17.24
2nd Quarter	22.64	16.55
3rd Quarter	20.94	17.02
4th Quarter	23.91	19.43
2017	28.43	21.96
1st Quarter	27.46	22.25
2nd Quarter	28.43	24.36
3rd Quarter	25.42	21.96
4th Quarter	24.59	22.50

Calendar Year 2016
December	23.67	22.20

Calendar Year 2017
January	24.35	22.50
February	24.23	23.30
March	24.59	23.26
April	24.31	23.10
May	24.80	23.78
June (through June 2, 2017)	24.74	24.59

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” in Item 9 of this annual report for information on the markets on which our common stock is listed or quoted.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

At present, our authorized share capital is 17,460,000,000 shares with no par value of which 3,899,563,000 shares have been issued. All issued shares are fully paid and non-assessable.

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

For information as to Japanese taxes on dividends, see “E. Taxation—Japanese Taxation” in Item 10.

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

It is possible that, in the future, market conditions and other factors might make subscription rights allocated to shareholders desirable at a subscription price substantially below their current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us. As of March 31, 2017, we have not issued stock acquisition rights or bond with stock acquisition rights.

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

On June 2, 2017, the closing price of our shares on the Tokyo Stock Exchange was ¥2,737 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000.

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

We were not a counterparty to any interest rate swap arrangements designated as instruments hedging the changes in fair value as of March 31, 2016 and 2017 and did not enter into any interest rate swaps designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2016 and 2017.

The following table below provides information about financial instruments that are sensitive to changes in interest rates:

	Weighted Average Interest Rate (per annum)	Millions of yen
		Expected Maturity							Fair value 3/31/17
		Years ending March 31
		2018	2019	2020	2021	2022	Thereafter	Total
DEBT
Corporate bonds
Japanese Yen Bonds	1.2%	¥60,000	¥110,000	—	—	—	¥50,000	¥220,000	¥225,068
Borrowings from banks and others
Japanese Yen Loans	0.9%	217	17	13	8	2	—	257	257

Long term debt, including current portion Total		¥60,217	¥110,017	13	8	2	¥50,000	¥220,257	¥225,325

Foreign exchange risk

In order to mitigate foreign currency risks we engage in foreign currency hedge and option transactions. As of March 31, 2017, the foreign exchange forward contracts outstanding totaled ¥1,503 million, with an unrealized loss of ¥11 million. As of March 31, 2017, the foreign currency option contracts outstanding totaled ¥28,937 million, with an unrealized loss of ¥1,336 million.

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

	Millions of yen
	March 31, 2017
	Carrying Amount	Fair Value
Equity securities available-for-sale	¥179,654	¥179,654
Debt securities available-for-sale	5	5

Total	¥179,659	¥179,659

Concentrations of credit risk

As of March 31, 2017, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥299,467 million, and the amount of receivables held for sale was ¥1,144,948 million. For information regarding our transactions with NTT FINANCE, see “Notes to Consolidated Financial Statements—Related Party Transactions” in Note 15.

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

As applicable

Fees paid to DOCOMO by the Depositary

The Bank of New York Mellon, as Depositary, has reimbursed DOCOMO for the New York Stock Exchange listing fees of $52,500 for the calendar year 2016. Furthermore, from April 1, 2016 to March 31, 2017, the Bank of New York Mellon has waived a total of $131,000 in fees associated with the administration of the ADR program, investor relations expenses and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

1.	Disclosure Controls and Procedures

The Company’s management carried out an evaluation, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2017 pursuant to the U.S. Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2017 were effective.

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

The Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2017 by using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control over financial reporting as of March 31, 2017 was effective.

Our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2017, which appears on page F-3 of this annual report on Form 20-F.

3.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Audit & Supervisory Board has resolved to elect Ms. Eiko Tsujiyama as “audit committee financial expert” within the meaning of the rules of the Securities and Exchange Commission. In addition, Ms. Tsujiyama is an outside audit & supervisory board member under the Companies Act and is independent from us.

Item 16B. Code of Ethics

We have a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers in order to promote honesty, integrity, transparency, and ethical conduct in such persons’ performance of their management responsibilities. Our code of ethics, as of June 23, 2017, is attached to this annual report on Form 20-F as exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Independent Auditor

The Company and its subsidiaries engaged KPMG AZSA LLC and its affiliates to perform an annual audit of the Company and its subsidiaries’ financial statements.

The following table presents information concerning fees paid to KPMG AZSA LLC and its affiliates for the fiscal years ended March 31, 2016 and 2017.

	Millions of yen
	Years ended March 31
	2016	2017
Audit fees *1	¥1,176	¥1,204
Audit-related fees *2	3	4
Tax-related fees *3	39	34
All other fees *4	76	110

Total	¥1,294	¥1,352

*1	These are fees for professional services performed by KPMG AZSA LLC and its affiliates for the audit of the Company and its subsidiaries’ annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
*2	These are fees for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of the Company’s and its subsidiaries’ financial statements and are not reported under audit fees.
*3	These are fees for professional services rendered by KPMG for tax returns and tax consultation services.
*4	These are fees for the services provided by KPMG AZSA LLC and its affiliates, other than the fees reported in paragraphs *1 through *3, such as providing guidance and counsel on International Financial Reporting Standards.

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

For the fiscal year ended March 31, 2017, all of the services provided by KPMG AZSA LLC and its affiliates were approved by the Company’s Board of Directors and the Audit & Supervisory Board pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased*1	(b)Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to 30, 2016	0	—	0	99,132,938
May 1 to 31, 2016	10,013,800	2,717	10,013,800	89,119,138
June 1 to 30, 2016	10,074,800	2,723	10,074,800	79,044,338
July 1 to 31, 2016	3,462,200	2,849	3,462,200	75,582,138
August 1 to 31, 2016	9,024,500	2,688	9,024,500	66,557,638
September 1 to 30, 2016	7,785,800	2,622	7,785,700	58,771,938
October 1 to 31, 2016	2,006,667	2,548	2,006,600	56,765,338
November 1 to 30, 2016	6,975,900	2,517	6,975,900	49,789,438
December 1 to 31, 2016	6,687,500	2,654	6,687,500	43,101,938
January 1 to 31, 2017	0	—	0	0
February 1 to 28, 2017	50	2,690	0	0
March 1 to 31, 2017	0	—	0	0
Total	56,031,217	2,670	56,031,000	—

*1	Shares purchased include compulsory acquisition of less-than-one-unit shares purchased from time to time
*2	On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNet-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

•	Committees

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

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) requires the Company as a TSE-listed company to designate at least one independent director/auditor. Further, the regulations state that companies must take efforts to secure at least one independent director/auditor who is a director. An independent director/auditor is defined as an outside director/audit & supervisory board member who is unlikely to have conflicts of interest with general investors. As of June 2017, we have appointed two outside directors and two outside audit & supervisory board members as independent director/auditor. These outside directors and outside audit & supervisory board members meet the revised criteria for outside directors or outside audit & supervisory board members under the aforementioned Companies Act amendment.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Refer to “Consolidated Financial Statements and Schedule” of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Articles of Incorporation of the registrant (English translation)
1.2	Share Handling Regulations of the registrant (English translation) *1
1.3	Regulations of the Board of Directors of the registrant (English translation) *2
1.4	Regulations of the Audit & Supervisory Board of the registrant (English translation) *2
2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)
8.1	List of Significant Subsidiaries (See “B.1. Business Overview” in Item 4 of this Form 20-F)
11.1	Code of Ethics (English translation) *3
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 26, 2015 and herein incorporated by reference.
*3	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.

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

TM and © 2017 Apple Inc. All rights reserved. iPad, iPhone, Apple Watch Series and Apple Pay are trademarks of Apple Inc., registered in the U.S. and other countries. The iPhone trademark is used under a license from AIPHONE CO., LTD.

All	other trademarks are the property of their respective owners.

NTT DOCOMO, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

NTT DOCOMO, INC.:

We have audited the accompanying consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DOCOMO, INC. and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of computing depreciation effective April 1, 2016.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 23, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

NTT DOCOMO, INC.:

We have audited NTT DOCOMO, INC.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DOCOMO, INC.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, NTT DOCOMO, INC. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DOCOMO, INC. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 23, 2017 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG AZSA LLC

Tokyo, Japan

June 23, 2017

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2016 and 2017

	Millions of yen
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥289,610
Short-term investments
Third parties	5,872	41,070
Related parties	—	260,000
Accounts receivable
Third parties	230,125	230,361
Related parties	6,915	8,776
Receivables held for sale	972,851	936,748
Credit card receivables	276,492	347,557
Other receivables
Third parties	61,334	62,926
Related parties	319,762	335,916

Total accounts receivable, receivables held for sale, credit card receivables and other receivables	1,867,479	1,922,284
Less: Allowance for doubtful accounts	(17,427)	(19,517)

Total accounts receivable, receivables held for sale, credit card receivables and other receivables, net	1,850,052	1,902,767
Inventories	153,876	153,388
Deferred tax assets	107,058	81,025
Prepaid expenses and other current assets
Third parties	101,790	102,055
Related parties	7,108	6,357

Total current assets	2,580,193	2,836,272

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,084,923
Buildings and structures	896,815	906,177
Tools, furniture and fixtures	468,800	441,513
Land	199,054	198,980
Construction in progress	190,261	204,413

Sub-total	6,839,346	6,836,006
Accumulated depreciation and amortization	(4,398,970)	(4,295,111)

Total property, plant and equipment, net	2,440,376	2,540,895

Non-current investments and other assets:
Investments in affiliates	411,395	373,758
Marketable securities and other investments	182,905	198,650
Intangible assets, net	615,013	608,776
Goodwill	243,695	230,971
Other assets
Third parties	468,895	426,797
Related parties	10,208	7,515
Deferred tax assets	261,434	229,440

Total non-current investments and other assets	2,193,545	2,075,907

Total assets	¥7,214,114	¥7,453,074

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2016 and 2017

	Millions of yen
	2016	2017
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥60,217
Short-term borrowings	1,764	1,623
Accounts payable, trade
Third parties	610,502	612,349
Related parties	182,582	241,189
Accrued payroll	53,837	59,187
Accrued income taxes	165,332	105,997
Other current liabilities
Third parties	198,292	188,092
Related parties	7,310	6,402

Total current liabilities	1,219,819	1,275,056

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	160,040
Accrued liabilities for point programs	75,182	94,639
Liability for employees’ retirement benefits	201,604	193,985
Other long-term liabilities
Third parties	136,602	144,277
Related parties	1,381	989

Total long-term liabilities	634,969	593,930

Total liabilities	1,854,788	1,868,986

Redeemable noncontrolling interests	16,221	22,942

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock, without a stated value—	949,680	949,680
Authorized shares
17,460,000,000 shares as of March 31, 2016 and 2017
Issued shares
3,958,543,000 shares as of March 31, 2016
3,899,563,000 shares as of March 31, 2017
Outstanding shares
3,760,616,750 shares as of March 31, 2016
3,704,585,533 shares as of March 31, 2017
Additional paid-in capital	330,482	326,621
Retained earnings	4,413,030	4,656,139
Accumulated other comprehensive income (loss)	14,888	24,631
Treasury stock	(405,832)	(426,442)
197,926,250 shares as of March 31, 2016
194,977,467 shares as of March 31, 2017

Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,530,629
Noncontrolling interests	40,857	30,517

Total equity	5,343,105	5,561,146

Commitments and contingencies
Total liabilities and equity	¥7,214,114	¥7,453,074

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2015, 2016 and 2017

	Millions of yen
	2015	2016	2017
Operating revenues:
Telecommunications services
Third parties	¥2,724,753	¥2,780,377	¥2,939,594
Related parties	22,402	35,130	45,500
Equipment sales
Third parties	903,231	859,875	718,557
Related parties	858	611	604
Other operating revenues
Third parties	682,967	806,491	828,198
Related parties	49,186	44,600	52,099

Total operating revenues	4,383,397	4,527,084	4,584,552

Operating expenses:
Cost of services (exclusive of items shown separately below)
Third parties	876,285	933,027	939,426
Related parties	283,229	315,526	396,031
Cost of equipment sold (exclusive of items shown separately below)	853,062	881,471	792,145
Depreciation and amortization	659,787	625,934	452,341
Impairment loss	30,161	17,683	12,205
Selling, general and administrative
Third parties	835,882	798,006	872,829
Related parties	205,920	172,413	174,837

Total operating expenses	3,744,326	3,744,060	3,639,814

Operating income	639,071	783,024	944,738

Other income (expense):
Interest expense	(797)	(512)	(277)
Interest income	1,283	987	608
Other, net	4,326	(5,478)	4,494

Total other income (expense)	4,812	(5,003)	4,825

Income before income taxes and equity in net income (losses) of affiliates	643,883	778,021	949,563
Income taxes:
Current	218,552	267,249	238,172
Deferred	19,515	(55,530)	49,507

Total income taxes	238,067	211,719	287,679

Income before equity in net income (losses) of affiliates	405,816	566,302	661,884
Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(7,782)	(5,060)	(11,273)

Net income	398,034	561,242	650,611

Less: Net (income) loss attributable to noncontrolling interests	12,059	(12,864)	1,927

Net income attributable to NTT DOCOMO, INC.	¥410,093	¥548,378	¥652,538

Per share data:
Weighted average common shares outstanding—Basic and Diluted	4,038,191,678	3,880,823,341	3,726,266,553

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥101.55	¥141.30	¥175.12

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2015, 2016 and 2017

	Millions of yen
	2015	2016	2017
Net income	¥398,034	¥561,242	¥650,611
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	22,468	(4,715)	12,821
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	120	(1,278)	(1,082)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(20)	(148)	37
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	16	31	48
Foreign currency translation adjustment, net of applicable taxes	29,678	(10,324)	(13,557)
Less: Reclassification of realized gains and losses, net of applicable taxes included in net income	—	(263)	582
Pension liability adjustment, net of applicable taxes
Actuarial gains (losses) arising during period, net	(9,159)	(21,634)	8,313
Less: Amortization of prior service cost	(894)	(824)	(742)
Less: Amortization of actuarial gains and losses	1,104	1,417	3,105
Less: Amortization of transition obligation	72	33	33

Total other comprehensive income (loss)	43,385	(37,705)	9,558

Comprehensive income	441,419	523,537	660,169

Less: Comprehensive (income) loss attributable to noncontrolling interests	11,683	(12,870)	2,112

Comprehensive income attributable to NTT DOCOMO, INC.	¥453,102	¥510,667	¥662,281

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2015, 2016 and 2017

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared (¥60 per share)			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income (loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616

Purchase of treasury stock					(307,486)	(307,486)		(307,486)
Retirement of treasury stock			(260,872)		260,872	—		—
Cash dividends declared (¥70 per share)			(271,704)			(271,704)		(271,704)
Cash distributions to noncontrolling interests						—	(2,390)	(2,390)
Acquisition of new subsidiaries						—	22	22
Changes in interest in subsidiaries		(9,301)				(9,301)	8,489	(812)
Others						—	(46)	(46)
Net income			548,378			548,378	12,232	560,610
Other comprehensive income (loss)				(37,711)		(37,711)	6	(37,705)

Balance as of March 31, 2016	¥949,680	¥330,482	¥4,413,030	¥14,888	¥(405,832)	¥5,302,248	¥40,857	¥5,343,105

Purchase of treasury stock					(149,607)	(149,607)		(149,607)
Retirement of treasury stock			(128,997)		128,997	—		—
Cash dividends declared (¥75 per share)			(280,432)			(280,432)		(280,432)
Cash distributions to noncontrolling interests						—	(3,500)	(3,500)
Acquisition of new subsidiaries						—	49	49
Changes in interest in subsidiaries		(3,861)				(3,861)	(4,095)	(7,956)
Net income			652,538			652,538	(2,610)	649,928
Other comprehensive income (loss)				9,743		9,743	(184)	9,559

Balance as of March 31, 2017	¥949,680	¥326,621	¥4,656,139	¥24,631	¥(426,442)	¥5,530,629	¥30,517	¥5,561,146

*	Changes in the redeemable noncontrolling interest are not included in the table.

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2015, 2016 and 2017

	Millions of yen
	2015	2016	2017
Cash flows from operating activities:
Net income	¥398,034	¥561,242	¥650,611
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	659,787	625,934	452,341
Deferred taxes	19,515	(55,530)	49,507
Loss on sale or disposal of property, plant and equipment	40,073	36,535	54,160
Inventory write-downs	13,716	18,880	11,043
Impairment loss	30,161	17,683	12,205
Impairment loss on marketable securities and other investments	902	636	2,305
Loss on sale of a subsidiary	—	13,117	—
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	7,782	5,060	11,273
Dividends from affiliates	17,591	13,929	10,401
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	17,489	22,406	(2,690)
(Increase) / decrease in receivables held for sale	(110,540)	(74,852)	36,103
(Increase) / decrease in credit card receivables	(7,497)	(22,551)	(34,410)
(Increase) / decrease in other receivables	(13,467)	(46,331)	(17,735)
Increase / (decrease) in allowance for doubtful accounts	2,931	3,884	7,240
(Increase) / decrease in inventories	32,270	13,125	(10,565)
(Increase) / decrease in prepaid expenses and other current assets	(10,565)	(4,966)	(767)
(Increase) / decrease in non-current receivables held for sale	(55,468)	(13,601)	57,626
Increase / (decrease) in accounts payable, trade	5,278	(32,544)	58,680
Increase / (decrease) in accrued income taxes	(107,166)	97,176	(59,290)
Increase / (decrease) in other current liabilities	16,964	31,638	(11,925)
Increase / (decrease) in accrued liabilities for point programs	(23,072)	(14,747)	19,457
Increase / (decrease) in liability for employees’ retirement benefits	13,209	27,752	(7,608)
Increase / (decrease) in other long-term liabilities	11,925	11,488	9,804
Other, net	3,125	(26,232)	14,652

Net cash provided by operating activities	962,977	1,209,131	1,312,418

Cash flows from investing activities:
Purchases of property, plant and equipment	(493,189)	(434,919)	(450,826)
Purchases of intangible and other assets	(170,203)	(179,010)	(192,625)
Purchases of non-current investments	(5,107)	(3,465)	(2,155)
Proceeds from sale of non-current investments	1,753	9,345	6,452
Purchases of short-term investments	(34,613)	(9,523)	(156,779)
Redemption of short-term investments	50,806	4,659	121,572
Proceeds from redemption of long-term bailment for consumption to a related party	—	240,000	—
Short-term bailment for consumption to a related party	—	—	(380,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	—	120,000
Other, net	(641)	(2,338)	(8,733)

Net cash used in investing activities	(651,194)	(375,251)	(943,094)

Cash flows from financing activities:
Proceeds from short-term borrowings	221,606	146,880	25,094
Repayment of short-term borrowings	(229,065)	(147,022)	(25,214)
Principal payments under capital lease obligations	(1,729)	(1,389)	(1,167)
Payments to acquire treasury stock	(473,036)	(307,486)	(149,607)
Dividends paid	(243,349)	(271,643)	(280,527)
Cash distributions to noncontrolling interests	(1,061)	(2,390)	(3,500)
Other, net	(7,623)	(558)	1,824

Net cash provided by (used in) financing activities	(734,257)	(583,608)	(433,097)

Effect of exchange rate changes on cash and cash equivalents	1,107	(1,388)	(1,054)

Net increase (decrease) in cash and cash equivalents	(421,367)	248,884	(64,827)
Cash and cash equivalents at beginning of year	526,920	105,553	354,437

Cash and cash equivalents at end of year	¥105,553	¥354,437	¥289,610

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥1,539	¥8,241	¥758
Cash paid during the fiscal year for:
Interest, net of amount capitalized	876	400	46
Income taxes	326,107	176,806	297,765
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	940	965	1,138
Assets of wireless telecommunications equipment acquired through exchanges of similar equipment	3,605	3,844	6,581
Retirement of treasury stock	490,986	260,872	128,997

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

NTT DOCOMO, INC. and subsidiaries (“DOCOMO”) is a joint stock corporation that was incorporated under the laws of Japan in August 1991 as the wireless telecommunications arm of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”). NTT, 32.39% of which is owned by the Japanese government, owns 63.32% of NTT DOCOMO, INC.’s issued stock and 66.65% of NTT DOCOMO, INC.’s voting stock outstanding as of March 31, 2017.

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

DOCOMO also evaluates whether DOCOMO has a controlling financial interest in an entity through means other than voting rights and should consolidate the entity. For the fiscal years ended March 31, 2015, 2016 and 2017, DOCOMO had no variable interest entities to be consolidated or disclosed.

Use of estimates—

The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DOCOMO has identified the following areas where it believes estimates and assumptions are particularly critical to the consolidated financial statements. These are depreciation of property, plant and equipment, internal use software and other intangible assets, impairment of goodwill and unamortizable intangible assets, impairment of long-lived assets, impairment of investments, accrued liabilities for point programs, liability for employees’ retirement benefits and revenue recognition.

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

Receivables held for sale are measured at the lower of cost or fair value and the amount by which cost exceeding fair value was ¥7,732 million and ¥6,492 million for the fiscal years ended March 31, 2016 and 2017, respectively, and the amount exceeding fair value was recorded as a valuation allowance in “Allowance for doubtful accounts” and “Other assets” in the consolidated balance sheets.

In addition, the aggregated amount of losses on sales of “receivables for telecommunications services” and adjustments to record the receivables held for sale at the lower of cost or fair value was ¥67,327 million, ¥62,305 million and ¥60,827 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively, and was recorded as “Selling, general and administrative” expenses in the consolidated statements of income. The fair value of receivables held for sale is measured based on the estimated future discounted cash flows.

Allowance for doubtful accounts—

The allowance for doubtful accounts is computed based on historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

Inventories—

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DOCOMO evaluates its inventory mainly for obsolescence on a periodic basis and records valuation adjustments as required. DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2015, 2016 and 2017 resulting in losses totaling ¥13,716 million, ¥18,880 million and ¥11,043 million, respectively, which were included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment—

Property, plant and equipment are stated at cost and include interest cost incurred during construction, as discussed below in “Capitalized interest.” Property, plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation is computed by the straight-line method at rates based on the estimated useful lives of the respective assets. Useful lives are determined at the time the asset is acquired and are based on its expected use, past experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted as appropriate. Property, plant and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	9 to 16 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	42 to 56 years
Tools, furniture and fixtures	4 to 15 years

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment with the exception of buildings, which are depreciated on a straight-line basis. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation for all property, plant, and equipment. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥154,050 million for the fiscal year ended March 31, 2017. “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the fiscal year ended March 31, 2017 increased by ¥105,370 million and ¥28.28, respectively.

Depreciation and amortization expenses of property, plant and equipment for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥479,569 million, ¥460,547 million and ¥284,542 million, respectively.

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

DOCOMO did not hold or transact any trading securities during the fiscal years ended March 31, 2015, 2016 and 2017.

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

As of March 31, 2016 and 2017, the most significant amount of recorded goodwill resides in the telecommunications business in Japan reporting unit, which is included in DOCOMO’s telecommunications business segment. This reporting unit has recorded goodwill of ¥127,272 million and has passed the first step of the impairment tests by a substantial margin. The fair value of the remaining goodwill which resides in other reporting units also exceeds the net carrying amount by a significant margin or is not considered significant as of March 31, 2016 and 2017. Fair values have primarily been estimated using the discounted cash flow method which is based upon the future business plan. The future business plan is supported by the historical operating results and DOCOMO’s most recent views of the mid to long-term outlook. However, if operating income were to decline significantly in the future due to now unforeseen events, it would adversely affect the estimated fair value of the reporting unit.

For the goodwill impairment losses recorded during the fiscal years ended March 31, 2015, 2016 and 2017, see Note 8 “Goodwill and other intangible assets.”

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

DOCOMO capitalizes the cost of internal-use software which has a useful life in excess of 1 year. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of acquisition. Software maintenance and training costs are expensed as incurred. Capitalized software costs are amortized over periods up to 7 years.

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

Claim reserves—

DOCOMO provides customers with an option to purchase “Mobile Device Protection Service,” which represents a comprehensive coverage program for damages or losses incurred to mobile handsets.

Since July 2015, DOCOMO has partially self-insured for future claims. The liability associated with the self-insurance consists of the reserve for the reported claims but not paid and an estimated reserve for the claims incurred but not reported.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on DOCOMO’s historical experience and the nature of the service, it is expected that a customer would generally make a claim immediately after occurrence of a claim incident. Accordingly, the estimated amount of reserve for the claims incurred but not reported is immaterial. The amount of claim for the reported claims but not paid is also immaterial. DOCOMO has recorded these reserves in “Other current liabilities” in the consolidated balance sheet.

Accrued liabilities for point programs—

DOCOMO offers “docomo Points Service,” which provides points to customers based on the usage of cellular and other services. These points may be exchanged for benefits such as payments on DOCOMO’s products.

On December 1, 2015, DOCOMO began offering “d POINT Service,” which provides individual customers with points that may be earned through, among others, mobile phone usage, making payments with “d CARD” or “DCMX” credit cards, or purchasing goods or services at DOCOMO’s partner stores. These points may be exchanged for payments on DOCOMO’s products and mobile phone charges, and payments at DOCOMO’s partner stores. Individual customers may continue using “d POINTs” subsequent to the cancellation of DOCOMO’s mobile telecommunications service contract. All “docomo Points” granted to individual customers from April 1, 2015 through November 30, 2015 were automatically transferred to “d POINTs,” and DOCOMO no longer grants “docomo Points” to any individual customer after December 1, 2015. “docomo Points” granted to individual customers prior to March 31, 2015 were converted to “d POINTs” on May 10, 2017, and remain valid through May 31, 2018.

DOCOMO records “Accrued liabilities for point programs” relating to the points that customers earn. DOCOMO separately estimates the accrued liabilities for “d POINTs” and those for “docomo Points.”

In measuring DOCOMO’s accrued liabilities for “d POINTs” that will be valid for 4 years from the date the points are granted and “docomo Points” granted to individual customers, which were converted to “d POINTs” on May 10, 2017, DOCOMO does not estimate the point utilization rate since DOCOMO does not have sufficient historical experience to estimate the point utilization rate.

In measuring DOCOMO’s accrued liabilities for “d POINTs” other than the above and “docomo Points” granted to corporate customers, DOCOMO estimates factors such as the point utilization rate based on DOCOMO’s historical experience.

Employees’ retirement benefit plans—

DOCOMO recognizes the funded status of its defined benefit plans, measured as the difference between the plan assets at fair value and the projected benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Service cost for pension benefits of employee earned during the year as well as interest costs on projected benefit obligations are accrued. Actuarial losses (gains) in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and prior service cost due to the changes of benefit plans, both of which are included in “Accumulated other comprehensive income (loss),” are amortized to earnings over the expected average remaining service period of employees on a straight-line basis.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redeemable noncontrolling interests—

A portion of noncontrolling interests of subsidiaries can be put to DOCOMO upon certain events. As redemption of the noncontrolling interests is not solely in the control of DOCOMO, it is considered as “Redeemable noncontrolling interests” and presented in between Liabilities and Equity in the consolidated balance sheets.

For the fiscal years ended March 31, 2015, 2016 and 2017, DOCOMO believes that subsequent fair value adjustment of redeemable noncontrolling interests is not required because these are not currently redeemable or it is not probable that these will become redeemable. DOCOMO will reassess the probability of redemption annually.

Revenue recognition—

DOCOMO primarily generates revenues from two sources—mobile communications services and equipment sales. These revenue sources are separate and distinct earnings processes. Mobile communications service is sold to the subscriber directly or through third-party resellers who act as agents, while equipment, including handsets, are sold principally to agent resellers.

DOCOMO sets its mobile communications services rates in accordance with the Japanese Telecommunications Business Act and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Mobile communications service revenues primarily consist of basic monthly charges, airtime charges and fees for activation. Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. Some of DOCOMO’s monthly billing plans generally include a certain amount of allowances (free minutes and/or packets), and the amount of the allowances used is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers billing arrangements called “Nikagetsu Kurikoshi” (2 month carry-over) and “Zutto Kurikoshi” and “Packet Kurikoshi,” in which unused allowances are automatically carried over.

“Nikagetsu Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly free minutes and/or packets are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, DOCOMO defers revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

On June 1, 2015, DOCOMO started providing “Zutto Kurikoshi,” in which the unused allowances of the monthly free minutes and/or packets are automatically and indefinitely carried over up to the upper limit set by each billing plan, and thereby terminated “Nikagetsu Kurikoshi” in principle. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following months. However, the unused allowances are carried over indefinitely, and DOCOMO does not have sufficient historical evidence to reasonably estimate unused allowances that will be utilized in the following months. Hence DOCOMO deducts and defers amounts allocated to unused allowances from revenues, which do not exceed the upper limit set by each billing plan. The deferred revenues are recognized as revenues in accordance with an actual use of the allowances in the following months.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Packet Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly packet data which can be used without speed cap are automatically carried over for up to the following month. DOCOMO defers revenues based on the portion of unused allowances that are estimated to be utilized in the next month. For the fiscal years ended March 31, 2015 and 2016, as DOCOMO did not have sufficient historical evidence to reasonably estimate unused allowances that will be utilized in the next month, DOCOMO deducts and defers all amounts allocated to unused allowances from revenues. For the fiscal year ended March 31, 2017, out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used prior to expiration. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such expiring portion of unused allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers utilize data transmissions. The deferred revenues are recognized as revenues in the next month.

Equipment sales are recognized as revenues mainly when equipment is accepted by agent resellers, and all inventory risk is transferred to agent resellers from DOCOMO. Certain commissions paid to agent resellers and incentives offered to subscribers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers.

Since the fiscal year ended March 31, 2014, DOCOMO has offered an incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, DOCOMO provides subscribers with the discounts depending on the number of installment payments upon certain events including replacement of the original smartphones. Since the fiscal year ended March 31, 2015, DOCOMO has recognized estimated future discount amount as a reduction of revenue since DOCOMO developed sufficient historical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO sells “docomo Hikari” service and packet communications plan service offered in a bundled arrangement, as well as separately. Therefore, each service has a standalone selling price. The total arrangement consideration for “docomo Hikari Pack” is allocated to “optical-fiber broadband service and other telecommunications services” and “packet communications plan service” based on the relative selling prices of the services and each service is separately recognized as revenue at the time each service is provided to the subscribers.

In addition to the above, DOCOMO sells a variety of goods and digital media contents, such as video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, and renders services such as “Mobile Device Protection Service,” of which revenues are included in “Other operating revenues” in the consolidated statements of income.

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

The deferred revenue and deferred charges as of March 31, 2016 and 2017 were as follows:

		Millions of yen
	Location	2016	2017
Current deferred revenue	Other current liabilities	¥85,434	¥78,453
Long-term deferred revenue	Other long-term liabilities	102,005	122,731
Current deferred charges	Prepaid expenses and other current assets	14,707	15,533
Long-term deferred charges	Other assets	95,171	110,967

Selling, general and administrative expenses—

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with point programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the service operations and maintenance process.

Income taxes—

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced, using a valuation allowance, to an amount more likely than not to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the fiscal year in which the change in judgment occurs. DOCOMO has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a part of income tax expense in the consolidated statements of income.

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

DOCOMO did not issue dilutive securities during the fiscal years ended March 31, 2015, 2016 and 2017, and therefore there is no difference between basic and diluted earnings per share attributable to NTT DOCOMO, INC.

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

(b) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2017.

(c) Recently Issued Accounting Standards

Revenue from Contracts with Customers—

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to partially amend ASU 2014-09.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018 and early adoption with original effective date for periods beginning April 1, 2017 is permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required. DOCOMO has not decided on a transition method and are currently evaluating the impact of the new standard on DOCOMO’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of DOCOMO’s contractual arrangements. While DOCOMO is continuing to assess all potential impacts resulting from the application of the new standard, DOCOMO believes that the most significant impacts may include the following items:

•

The standard requires the recognition of incremental costs of obtaining and direct costs of fulfilling contracts with customers as assets. Accordingly, DOCOMO expects that part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets, which will be amortized over the estimated average period of the subscription for each service. For the fiscal year ended March 31, 2017, the amount of sales commissions incurred for agent resellers was ¥320,800 million which was mainly included in “Selling, general and administrative” in DOCOMO’s consolidated statements of income under the existing standards.

•

The standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Accordingly, DOCOMO expects that in relation to “docomo POINTs” and “d POINTs” which have traditionally been recorded as accrued liabilities, DOCOMO will recognize a part of the considerations for the transaction of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when the points are used for the additional good or service at a discount or when the points expire. For the fiscal year ended March 31, 2017, the amount of expenses for point programs under the existing standards was ¥94,291 million, which was included in “Selling, general and administrative” in DOCOMO’s consolidated statements of income.

DOCOMO have established a team to implement the introduction of the new standard. DOCOMO is in the process of implementing changes to DOCOMO’s systems and setting up reporting processes and internal controls for the adoption of the new revenue recognition standard.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities—

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease—

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

Simplifying the Test for Goodwill Impairment—

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments in this update are effective for DOCOMO on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted. DOCOMO is currently evaluating the effect of adopting the ASU.

3. Cash and cash equivalents:

“Cash and cash equivalents” as of March 31, 2016 and 2017 comprised the following:

	Millions of yen
	2016	2017
Cash	¥97,683	¥102,167
Certificates of deposit	50,000	10,000
Commercial paper	433	236
Bailment for consumption	206,321	177,207

Total	¥354,437	¥289,610

The commercial paper as of March 31, 2016 and 2017 was classified as available-for-sale securities, fair value of which approximates their amortized amounts.

Information regarding “Bailment for consumption” is disclosed in Note 15 “Related party transactions.”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories:

“Inventories” as of March 31, 2016 and 2017 comprised the following:

	Millions of yen
	2016	2017
Finished goods	¥149,356	¥148,720
Materials and supplies	4,520	4,668

Total	¥153,876	¥153,388

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

DOCOMO terminated the multimedia broadcasting business for mobile devices on June 30, 2016. The termination did not result in the recognition of impairment losses.

6. Investments in affiliates:

Sumitomo Mitsui Card Company, Limited.—

Sumitomo Mitsui Card Company, Limited. (“Sumitomo Mitsui Card”) is a credit card operator in Japan and a privately held company.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016 and 2017, DOCOMO held 34% of the outstanding common shares of Sumitomo Mitsui Card. DOCOMO entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation to jointly promote credit transaction services which use mobile phones compatible with the “Osaifu-Keitai” (wallet-phone) service.

PLDT Inc.—

PLDT Inc. (“PLDT”) is a telecommunication operator in the Philippines and a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

DOCOMO held approximately 15% of PLDT’s outstanding common shares and approximately 9% of voting interest in PLDT as of March 31, 2016 and 2017. The ratio of outstanding common shares and voting interest in PLDT held by DOCOMO as of March 31, 2016 and 2017 are disproportionate because PLDT issued voting preferred stock in October, 2012.

DOCOMO applies the equity method of accounting for the investment in PLDT, as DOCOMO has the ability to exercise significant influence over PLDT given DOCOMO’s board representation and the right to exercise the voting rights associated with the ownership interest collectively held by DOCOMO and NTT Communications Corporation (“NTT Com”), which held approximately 6% of PLDT’s outstanding common shares and approximately 3% of voting interest in PLDT as of March 31, 2016 and 2017, in accordance with an agreement between PLDT and its major shareholders, including NTT Com and DOCOMO.

DOCOMO’s carrying amount of its investment in PLDT was ¥126,325 million and ¥112,592 million as of March 31, 2016 and 2017, respectively. The aggregate market price of the PLDT shares owned by DOCOMO was ¥152,683 million and ¥114,841 million as of March 31, 2016 and 2017, respectively.

Tata Teleservices Limited—

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2016 and 2017, DOCOMO held approximately 26.5% and 21.6%, respectively, of the outstanding common shares of TTSL.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥124.7 billion*1) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

*1 1 rupee = ¥1.72 as of May 31, 2017

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award orders that Tata Sons pay damages to DOCOMO in the amount of approximately $1,172 million (or ¥130.0 billion*2) for Tata Sons’ breach of the shareholders agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons submitted a joint application to the Court requesting the Court to declare that the LCIA Award is enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application. The remittance will be made after the necessary procedures under Indian regulations are completed.

Since the transfer of DOCOMO’s shares in TTSL has not been completed as of March 31, 2017, DOCOMO has not accounted for the transfer of the shares considering uncertain circumstances. DOCOMO may recognize a gain if the transfer of TTSL shares with the remittance from Tata Sons described above is completed. DOCOMO continues to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 21.6% of the outstanding voting shares of TTSL and have the representation on the Board of Directors of TTSL.

Impairment—

DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates including those mentioned above when there are indications that a decline in value below carrying amount may be other than temporary.

As a result of such evaluations, DOCOMO recorded impairment charges for other-than-temporary declines during the fiscal years ended March 31, 2015 and 2016. The impacts of such impairment charges on DOCOMO’s results of operations and financial position were inconsequential. DOCOMO determined that there were other-than-temporary declines in values, of certain investments including Hutchison Telephone Company Limited (“HTCL”) and recorded impairment charges aggregating ¥23,342 million, net of deferred income taxes of ¥578 million, for the fiscal year ended March 31, 2017. The impairment charges are included in “Equity in net income (losses) of affiliates, net of applicable taxes” in the accompanying consolidated statements of income.

DOCOMO believes that the estimated fair values of each of its investments in affiliates as of March 31, 2017 subsequent to the recording of the impairment charges are equal to or exceed the related carrying values on an individual basis.

Others—

All of the significant affiliates, except for PLDT, are privately held companies as of March 31, 2017.

DOCOMO’s shares of undistributed earnings of its affiliates included in its consolidated retained earnings were ¥44,367 million, ¥52,203 million and ¥77,945 million, as of March 31, 2015, 2016 and 2017, respectively. DOCOMO does not have significant business transactions with its affiliates except for Sumitomo Mitsui Card.

The total carrying value of DOCOMO’s “Investments in affiliates” in the consolidated balance sheets as of March 31, 2016 and 2017 was greater by ¥263,669 million and ¥200,551 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

*2 $1 = ¥110.96 as of May 31, 2017

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents summarized financial information for DOCOMO’s affiliates.

Millions of yen
2015
Operating information
Operating revenues	¥1,229,153
Operating income	148,515
Income from continuing operations	48,076
Net income	48,076
Net income attributable to shareholders’ of the affiliates	48,725

Millions of yen
2016
Balance sheet information
Current assets	¥1,615,276
Non-current assets	2,229,766
Current liabilities	1,481,985
Long-term liabilities	1,549,242
Equity	813,815
Noncontrolling interests	26,453

Millions of yen
2016
Operating information
Operating revenues	¥1,479,223
Operating income	144,668
Income from continuing operations	38,317
Net income	38,317
Net income attributable to shareholders’ of the affiliates	35,618

Millions of yen
2017
Balance sheet information
Current assets	¥1,661,042
Non-current assets	1,987,091
Current liabilities	1,595,153
Long-term liabilities	1,263,543
Equity	789,437
Noncontrolling interests	2,441

Millions of yen
2017
Operating information
Operating revenues	¥1,145,804
Operating income	97,844
Income from continuing operations	150,766
Net income	150,766
Net income attributable to shareholders’ of the affiliates	151,656

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2016 and 2017 comprised the following:

	Millions of yen
	2016	2017
Marketable securities:
Available-for-sale	¥170,477	¥179,659
Other investments	12,428	18,991

Marketable securities and other investments (Non-current)	¥182,905	¥198,650

The carrying amount and fair value of debt securities classified as available-for-sale included in “Marketable securities and other investments” as of March 31, 2016 and 2017, aggregated by maturities, were as follows:

	Millions of yen
	2016		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Due after 1 year through 5 years	¥—	¥—	¥5	¥5
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥—	¥—	¥5	¥5

The cost, gross unrealized holding gains and losses and fair value as of March 31, 2016 and 2017, aggregated by type of available-for-sale securities included in “Marketable securities and other investments,” were as follows:

	Millions of yen
	2016
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥103,179	¥68,150	¥852	¥170,477

	Millions of yen
	2017
	Cost /Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥101,487	¥78,527	¥360	¥179,654
Debt securities	5	—	—	5

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Millions of yen
	2015	2016	2017
Proceeds	¥1,003	¥8,836	¥3,921
Gross realized gains	609	5,867	3,158
Gross realized losses	(734)	(42)	(12)

The fair value of and gross unrealized holding losses on available-for-sale securities and cost method investments included in other investments as of March 31, 2016 and 2017, aggregated by investment category and length of time during which individual securities were in a continuous unrealized loss position, were as follows:

	Millions of yen
	2016
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥2,656	¥351	¥2,680	¥501	¥5,336	¥852
Cost method investments	16	37	57	1,154	73	1,191

	Millions of yen
	2017
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥3,307	¥360	¥—	¥—	¥3,307	¥360

Other investments include long-term investments in various privately held companies.

For long-term investments in various privately held companies for which there are no quoted market prices, DOCOMO does not estimate the fair value of such cost method investments unless DOCOMO identifies events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

The aggregate carrying amount of cost method investments included in other investments and the aggregate carrying amount of investments whose fair values were not evaluated for impairment as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Cost method investments included in other investments	¥12,394	¥18,957
Including: Investments whose fair values were not evaluated for impairment	11,058	18,948

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

The changes in the carrying amount of goodwill by each segment for the fiscal years ended March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016
	Telecommunications business	Smart life business	Other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥143,918	¥70,753	¥65,231	¥279,902
Accumulated impairment losses	—	—	(13,591)	(13,591)

	143,918	70,753	51,640	266,311

Goodwill impairment loss	—	(2,368)	(6,131)	(8,499)
Foreign currency translation adjustment	9	(22)	(3,167)	(3,180)
Sale of a consolidated subsidiary	—	—	(10,937)	(10,937)

Balance at end of year
Gross goodwill	143,927	70,731	51,127	265,785
Accumulated impairment losses	—	(2,368)	(19,722)	(22,090)

	¥143,927	¥68,363	¥31,405	¥243,695

	Millions of yen
	2017
	Telecommunications business	Smart life business	Other businesses	Consolidated
Balance at beginning of year
Gross goodwill	¥143,927	¥70,731	¥51,127	¥265,785
Accumulated impairment losses	—	(2,368)	(19,722)	(22,090)

	143,927	68,363	31,405	243,695

Goodwill impairment loss	(4,076)	(5,887)	—	(9,963)
Foreign currency translation adjustment	(846)	27	(1,942)	(2,761)

Balance at end of year
Gross goodwill	143,081	70,758	49,185	263,024
Accumulated impairment losses	(4,076)	(8,255)	(19,722)	(32,053)

	¥139,005	¥62,503	¥29,463	¥230,971

Segment information is disclosed in Note 16 “Segment reporting.”

In the fiscal year ended March 31, 2016, because of the rapid adverse change in its business environment, DOCOMO recognized a ¥6,131 million goodwill impairment loss for a reporting unit in the other businesses. The fair value of this reporting unit was measured using the discounted cash flow method. The amount of this impairment loss was included in “Impairment loss” of the consolidated statements of income.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fiscal year ended March 31, 2016, DOCOMO recorded ¥10,937 million of a decrease in goodwill related to sale of a consolidated subsidiary for a reporting unit in the other businesses, which was associated with the sale of a certain consolidated subsidiary.

In the fiscal year ended March 31, 2017, because of the adverse change in its business environment, DOCOMO recognized ¥4,076 million and ¥5,887 million goodwill impairment losses for reporting units in the telecommunications business segment and smart life business segment, respectively. The fair values of these reporting units were measured using the discounted cash flow method. The amounts of these impairment losses were included in “Impairment loss” of the consolidated statements of income.

Other intangible assets—

Other intangible assets, as of March 31, 2016 and 2017 comprised the following:

	Millions of yen
	2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,035,821	¥761,630	¥274,191
Internal-use software	1,433,751	1,172,861	260,890
Software acquired to be used in manufacture of handsets	252,610	220,658	31,952
Rights to use telecommunications facilities of wireline operators	19,064	8,009	11,055
Other	51,470	38,891	12,579

Total amortizable intangible assets	¥2,792,716	¥2,202,049	¥590,667

Unamortizable intangible assets:
Trademarks and trade names			¥13,052
Spectrum related assets			11,294

Total unamortizable intangible assets			¥24,346

Total			¥615,013

	Millions of yen
	2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Software for telecommunications network	¥1,093,449	¥831,067	¥262,382
Internal-use software	1,502,350	1,233,568	268,782
Software acquired to be used in manufacture of handsets	258,682	231,136	27,546
Rights to use telecommunications facilities of wireline operators	19,099	8,379	10,720
Other	39,597	29,793	9,804

Total amortizable intangible assets	¥2,913,177	¥2,333,943	¥579,234

Unamortizable intangible assets:
Trademarks and trade names			¥11,348
Spectrum related assets			18,194

Total unamortizable intangible assets			¥29,542

Total			¥608,776

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years.

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2017 was ¥150,772 million, the main components of which were software for telecommunications network in the amount of ¥62,366 million and internal-use software in the amount of ¥79,417 million. The weighted-average amortization period of such software for telecommunications network and internal-use software is 7 years and 6 years, respectively.

Amortization of intangible assets for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥180,218 million, ¥165,387 million and ¥167,799 million, respectively. Estimated amortization of existing intangible assets for fiscal years ending March 31, 2018, 2019, 2020, 2021 and 2022 is ¥160,129 million, ¥132,148 million, ¥98,409 million, ¥68,799 million and ¥40,432 million, respectively. The weighted-average amortization period of the intangible assets acquired during the fiscal year ended March 31, 2017 is 6 years.

The amount of unamortizable intangible assets acquired during the fiscal year ended March 31, 2017 was ¥6,900 million.

Spectrum related assets are related to the acquisition of 700MHz band that DOCOMO incurred for the former licensees to migrate from the 700MHz band to the other frequency spectrum based on the acceleration measures for termination of the Radio Act of Japan. As long as DOCOMO is in compliance with the regulations required by the Ministry of Internal Affairs and Communications, DOCOMO is able to renew and extend the 700MHz band license at a minimum cost. Therefore, it is determined that the spectrum related assets have indefinite useful lives. The weighted-average period from March 31, 2017 to the next renewal or extension is 4 years.

9. Other assets:

“Other assets” as of March 31, 2016 and 2017 comprised the following:

	Millions of yen
	2016	2017
Deposits	¥91,984	¥86,507
Deferred customer activation costs	95,171	110,967
Receivables held for sale (Non-current).	272,318	214,692
Allowance for doubtful accounts	(4,865)	(9,749)
Long-term prepaid expenses	11,547	10,713
Asset for employees’ retirement benefits	4,898	9,166
Other	8,050	12,016

Total	¥479,103	¥434,312

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Short-term borrowings and long-term debt:

Short-term borrowings, excluding the current portion of long-term debt as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Short-term borrowings denominated in Japanese Yen:
Unsecured short-term loans from financial institutions	¥1,500	¥1,500
(Year ended March 31, 2016—weighted-average rate per annum : 0.5% as of March 31, 2016)
(Year ended March 31, 2017—weighted-average rate per annum : 0.4% as of March 31, 2017)

Short-term borrowings denominated in Euro:
Unsecured short-term loans from financial institutions	264	123
(Year ended March 31, 2016—weighted-average rate per annum :0.7% as of March 31, 2016)
(Year ended March 31, 2017—weighted-average rate per annum :0.7% as of March 31, 2017)

Total short-term borrowings	¥1,764	¥1,623

Long-term debt as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Debt denominated in Japanese Yen:
Unsecured corporate bonds	¥220,000	¥220,000
(Year ended March 31, 2016—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
(Year ended March 31, 2017—interest rates per annum : 0.2%-2.0%, due : years ending March 31, 2018-2024)
Unsecured indebtedness to financial institutions	400	257
(Year ended March 31, 2016—interest rates per annum : 0.9%, due : years ending March 31, 2017-2018)
(Year ended March 31, 2017—interest rates per annum : 0.7%-1.4%, due : years ending March 31, 2018-2022)

Sub-total	¥220,400	¥220,257
Less: Current portion	(200)	(60,217)

Total long-term debt	¥220,200	¥160,040

For the fiscal years ended March 31, 2016 and 2017, DOCOMO did not redeem or issue corporate bonds.

Interest rates on DOCOMO’s debts are mainly fixed. DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM). Information relating to interest rate swap agreements is disclosed in Note 21 “Financial instruments.” DOCOMO did not enter into any

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest rate swaps agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2016 and 2017. DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2016 and 2017.

Interest costs related to short-term borrowings and long-term debt for the fiscal years ended March 31, 2015, 2016 and 2017 totaled ¥2,790 million, ¥2,681 million and ¥2,636 million, respectively. “Interest expense” in the consolidated statements of income excludes the amounts of capitalized interest.

The aggregate amounts of annual maturities of long-term debt as of March 31, 2017, were as follows:

Years ending March 31	Millions of yen
2018	¥60,217
2019	110,017
2020	13
2021	8
2022	2
Thereafter	50,000

Total	¥220,257

11. Redeemable noncontrolling interest

Changes in the redeemable noncontrolling interest for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Millions of yen
	2015	2016	2017
Balance at beginning of year	¥14,869	¥15,589	¥16,221

Comprehensive income
Net income	718	632	683
Other comprehensive income (loss)
Foreign currency translation adjustment, net of applicable taxes	2	(0)	(1)
Changes in interest in subsidiaries	—	—	6,100
Cash distributions to redeemable noncontrolling interests	—	—	(61)

Balance at end of year	¥15,589	¥16,221	¥22,942

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distributable amount available for the payments of dividends to shareholders as of March 31, 2017 was ¥3,911,084 million and was included in “Additional paid-in capital” and “Retained earnings.”

In the general meeting of shareholders held on June 20, 2017, the shareholders approved cash dividends of ¥148,183 million or ¥40 per share, payable to shareholders of record as of March 31, 2017, which were declared by the Board of Directors on April 27, 2017.

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

	Number of issued shares	Number of treasury stock
As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the Board of Directors	—	265,276,121
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	124
Retirement of treasury stock	(279,228,000)	(279,228,000)
As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock based on the resolution of the Board of Directors	—	120,867,062
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43
Retirement of treasury stock	(127,229,000)	(127,229,000)
As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	56,031,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	217
Retirement of treasury stock	(58,980,000)	(58,980,000)

As of March 31, 2017	3,899,563,000	194,977,467

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

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock for a total purchase price of ¥125,174 million by way of market purchases in accordance with the discretionary dealing contract as of December 31, 2016.

The aggregate number of shares repurchased from our parent company, NTT, was 176,991,100 shares and 117,924,500 shares, and the amounts in total were ¥300,000 million and ¥300,000 million for the fiscal years ended March 31, 2015 and 2016, respectively. No shares were repurchased from NTT during the fiscal year ended March 31, 2017.

The aggregate number and price of shares repurchased for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

Years ended March 31	Shares	Millions of yen
2015	265,276,245	¥473,036
2016	120,867,105	¥307,486
2017	56,031,217	¥149,607

Based on the resolution of the Board of Directors, NTT DOCOMO, INC. retired its own shares held as treasury stock as shown in the following table for the fiscal years ended March 31, 2015, 2016 and 2017.

Date of the resolution of the Board of Directors	Shares	Millions of yen
March 27, 2015	279,228,000	¥490,986
March 25, 2016	127,229,000	¥260,872
March 24, 2017	58,980,000	¥128,997

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Companies Act and related ordinance provide that in case the aggregate purchase price of the retired shares exceeds the balance of “Additional paid-in capital,” “Additional paid-in capital” shall be reduced to zero and the remaining balance shall be deducted from the balance of “Retained earnings” on non-consolidated balance sheet.

The share retirement for the fiscal year ended March 31, 2015 resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million on the consolidated balance sheets in response to the treatment described above. The share retirement for the fiscal years ended March 31, 2016 and 2017 resulted in decreases of “Retained earnings” by ¥260,872 million and ¥128,997 million, respectively, on the consolidated balance sheets in response to the treatment described above. There were no changes in the number of authorized shares.

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss)—

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	(4,715)	(148)	(10,324)	(21,634)	(36,821)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,278)	31	(263)	626	(884)

Other comprehensive income (loss)	(5,993)	(117)	(10,587)	(21,008)	(37,705)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(3)	—	(3)	—	(6)

Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

	Millions of yen
	2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	12,821	37	(13,557)	8,313	7,614
Amounts reclassified from accumulated other comprehensive income (loss)	(1,082)	48	582	2,396	1,944

Other comprehensive income (loss)	11,739	85	(12,975)	10,709	9,558

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	185	—	185

Balance as of March 31, 2017	¥73,363	¥(133)	¥(6,509)	¥(42,090)	¥24,631

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income—

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statement of income for the fiscal years ended March 31, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	2016	2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,796	¥1,553	“Other, net” of “Other income (expense)”
	249	53	“Equity in net income (losses) of affiliates”

	2,045	1,606	Pre-tax amount
	(767)	(524)	Tax benefit (expense)

	1,278	1,082	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(46)	(70)	“Equity in net income (losses) of affiliates”

	(46)	(70)	Pre-tax amount
	15	22	Tax benefit (expense)

	(31)	(48)	Net-of-tax amount

Foreign currency translation adjustment	263	—	“Other, net” of “Other income (expense)”
	—	(880)	“Equity in net income (losses) of affiliates”

	263	(880)	Pre-tax amount
	—	298	Tax benefit (expense)

	263	(582)	Net-of-tax amount

Pension liability adjustment	(931)	(3,492)	(*2)

	(931)	(3,492)	Pre-tax amount
	305	1,096	Tax benefit (expense)

	(626)	(2,396)	Net-of-tax amount

Total reclassified amounts	¥884	¥(1,944)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

See Note 17 “Employees’ retirement benefits” for additional details.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects on other comprehensive income (loss)—

Tax effects allocated to each component of other comprehensive income (loss), including amounts attributable to noncontrolling interests, for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

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

	Millions of yen
	2017
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
Unrealized holding gains (losses) on available-for-sale securities	¥18,516	¥(5,695)	¥12,821
Less: Reclassification of realized gains and losses included in net income	(1,606)	524	(1,082)
Unrealized gains (losses) on cash flow hedges	54	(17)	37
Less: Reclassification of realized gains and losses included in net income	70	(22)	48
Foreign currency translation adjustment	(16,337)	2,780	(13,557)
Less: Reclassification of realized gains and losses included in net income	880	(298)	582
Pension liability adjustment
Actuarial gains (losses) arising during period, net	12,150	(3,837)	8,313
Less: Amortization of prior service cost	(1,082)	340	(742)
Less: Amortization of actuarial gains and losses	4,526	(1,421)	3,105
Less: Amortization of transition obligation	48	(15)	33

Total other comprehensive income (loss)	¥17,219	¥(7,661)	¥9,558

Unrealized holding gains on available-for-sale securities and foreign currency translation losses, net of tax, attributable to noncontrolling interests were ¥0 million and ¥(185) million, respectively, for the fiscal year ended March 31, 2017.

13. Research and development expenses and advertising expenses:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥96,997 million, ¥83,315 million and ¥83,050 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses are included primarily in “Selling, general and administrative” expenses and amounted to ¥69,129 million, ¥61,544 million and ¥62,531 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Other income (expense):

Other income (expense) included in “Other, net” in the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Net realized gains (losses) on dispositions of marketable securities and other investments	¥(125)	¥5,825	¥3,146
Other-than-temporary impairment loss on marketable securities and other investments	(902)	(636)	(2,305)
Loss on sale of a subsidiary	—	(13,117)	—
Foreign exchange gains (losses), net	(409)	(3,627)	(2,715)
Dividends income	3,675	4,213	4,615
Penalties and compensation for damages	1,460	1,105	1,237
Other, net	627	759	516

Total	¥4,326	¥(5,478)	¥4,494

15. Related party transactions:

DOCOMO is majority-owned by NTT, which is a holding company for more than 1,000 companies comprising the NTT group.

DOCOMO has entered into a number of different types of transactions with NTT, its subsidiaries and affiliates in the ordinary course of business. DOCOMO’s transactions with NTT group companies include purchases of wireline telecommunications services (i.e. for DOCOMO’s offices and operations facilities) based on actual usage, leasing of various telecommunications facilities and sales of DOCOMO’s various wireless telecommunications services. During the fiscal years ended March 31, 2015, 2016 and 2017, DOCOMO purchased capital equipment from NTT group companies in the amount of ¥59,925 million, ¥59,049 million and ¥60,668 million, respectively.

NTT DOCOMO, INC. repurchased its common stock from NTT during the fiscal years ended March 31, 2015 and 2016. No shares were repurchased from NTT during the fiscal year ended March 31, 2017. Information regarding the acquisition of treasury stock is disclosed in Note 12 “Equity.”

NTT and its subsidiaries collectively own 100% of the voting interests in NTT FINANCE CORPORATION (“NTT FINANCE”), of which DOCOMO owns 2.92% as of March 31, 2017. Accordingly, NTT FINANCE is a related party of DOCOMO. DOCOMO has carried out the following transactions with NTT FINANCE.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of bailments was ¥437,207 million as of March 31, 2017. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥177,207 million and “Short-term investments” of ¥260,000 million in the consolidated balance sheet as of March 31, 2017. The contracts had remaining terms to maturity ranging less than 3 months with an average interest rate of 0.05% per annum as of March 31, 2017.

The average balances of the contracts for bailments that expired during the fiscal years ended March 31, 2015, 2016 and 2017 were ¥111,077 million, ¥323,467 million and ¥225,908 million, respectively. The amount of interest derived from the contracts was recorded as “Interest income” of ¥589 million, ¥388 million and ¥63 million in the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

For the fiscal year ended March 31, 2017, the amount of “receivables for telecommunications services” that DOCOMO sold to NTT FINANCE was ¥4,439,214 million and the aggregated amount of losses on sales of receivables and adjustments to recognize the receivables held for sale at the lower of cost or fair value was ¥60,827 million and was included in “Selling, general and administrative” expenses in the consolidated statement of income. The amount DOCOMO has not collected from NTT FINANCE, as of March 31, 2017, was ¥299,467 million and was included in “Other receivables” in its consolidated balance sheet.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of payables related to the transactions as of March 31, 2016 and 2017 were ¥80,169 million and ¥109,303 million, respectively, which were included in “Accounts payable, trade” in its consolidated balance sheets.

The amounts DOCOMO received from Sumitomo Mitsui Card as commissions of the credit card transactions for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥21,655 million, ¥23,777 million and ¥28,804 million, respectively, which were included in “Other operating revenues” in the consolidated statements of income. The amounts of receivables related to the transactions as of March 31, 2016 and 2017 were ¥1,156 million and ¥1,319 million, respectively, which were included in “Other receivables” in its consolidated balance sheets.

16. Segment reporting:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business, and other businesses.

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

In connection with this realignment, segment information for the fiscal year ended March 31, 2015 has been restated to conform to the presentation for the fiscal years ended March 31, 2016 and 2017.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment operating revenues:

	Millions of yen
Years Ended March 31	2015	2016	2017
Telecommunications business-
External customers	¥3,653,344	¥3,688,486	¥3,709,947
Intersegment	1,221	1,293	1,209

Subtotal	3,654,565	3,689,779	3,711,156
Smart life business-
External customers	427,707	491,234	486,547
Intersegment	15,613	12,895	15,371

Subtotal	443,320	504,129	501,918
Other businesses-
External customers	302,346	347,364	388,058
Intersegment	11,146	11,912	12,342

Subtotal	313,492	359,276	400,400

Segment total	4,411,377	4,553,184	4,613,474
Elimination	(27,980)	(26,100)	(28,922)

Consolidated	¥4,383,397	¥4,527,084	¥4,584,552

Segment operating income (loss):

	Millions of yen
Years Ended March 31	2015	2016	2017
Segment operating income (loss)-
Telecommunications business	¥636,076	¥708,854	¥832,798
Smart life business	(2,394)	46,450	57,919
Other businesses	5,389	27,720	54,021

Consolidated operating income	639,071	783,024	944,738
Other income (expenses)	4,812	(5,003)	4,825

Income before income taxes and equity in net income (losses) of affiliates	¥643,883	¥778,021	¥949,563

Segment assets:

	Millions of yen
As of March 31	2015	2016	2017
Segment assets-
Telecommunications business	¥5,275,976	¥5,309,327	¥5,243,470
Smart life business	553,647	601,601	677,182
Other businesses	228,581	237,862	258,531

Segment total	6,058,204	6,148,790	6,179,183
Elimination	(1,875)	(1,988)	(1,381)

Corporate	1,090,011	1,067,312	1,275,272

Consolidated	¥7,146,340	¥7,214,114	¥7,453,074

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Significant items:

	Millions of yen
Years Ended March 31	2015	2016	2017
Depreciation and amortization-
Telecommunications business	¥614,821	¥592,073	¥418,669
Smart life business	24,594	16,892	16,190
Other businesses	20,372	16,969	17,482

Consolidated	¥659,787	¥625,934	¥452,341

	Millions of yen
Years Ended March 31	2015	2016	2017
Capital expenditures-
Telecommunications business	¥635,445	¥573,893	¥576,151
Smart life business	17,195	13,855	14,391
Other businesses	9,125	7,468	6,536

Consolidated	¥661,765	¥595,216	¥597,078

	Millions of yen
Years Ended March 31	2015	2016	2017
Point program expenses-
Telecommunications business	¥60,971	¥49,155	¥82,302
Smart life business	6,945	9,112	14,063
Other businesses	—	1	60

Segment total	67,916	58,268	96,425
Elimination	(211)	(436)	(2,134)

Consolidated	¥67,705	¥57,832	¥94,291

	Millions of yen
Years Ended March 31	2015	2016	2017
Impairment losses of goodwill and unamortizable intangible assets-
Telecommunications business	¥—	¥—	¥4,076
Smart life business	—	2,368	7,538
Other businesses	—	6,252	—

Consolidated	¥—	¥8,620	¥11,614

	Millions of yen
Years Ended March 31	2015	2016	2017
Impairment loss of long-lived assets-
Telecommunications business	¥—	¥1,684	¥—
Smart life business	30,161	7,186	—
Other businesses	—	193	591

Consolidated	¥30,161	¥9,063	¥591

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

As indicated in “Property, plant and equipment” under Note 2. (a) “Significant accounting policies,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment with the exception of buildings, which are depreciated on a straight-line basis. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation for all property, plant, and equipment. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the fiscal year ended March 31, 2017 increased by ¥153,548 million, ¥340 million and ¥162 million, respectively.

For the fiscal years ended March 31, 2015 and 2016, impairment loss of long-lived assets mainly relates to the multimedia broadcasting business for mobile devices that is included in the smart life business segment.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

There were no sales and operating revenue from transactions with a single external customer amounting to 10% or more of DOCOMO’s revenues for the fiscal years ended March 31, 2015, 2016 and 2017.

Operating revenues from products and services were as follows:

	Millions of yen
Years ended March 31	2015	2016	2017
Telecommunications services	¥2,747,155	¥2,815,507	¥2,985,094
Mobile communications services revenues	2,736,649	2,767,591	2,843,962
— Voice revenues	883,844	849,440	875,203
— Packet communications revenues	1,852,805	1,918,151	1,968,759
Optical-fiber broadband service and other telecommunications services revenues	10,506	47,916	141,132
Equipment sales	904,089	860,486	719,161
Other operating revenues	732,153	851,091	880,297

Total operating revenues	¥4,383,397	¥4,527,084	¥4,584,552

17. Employees’ retirement benefits:

Lump-sum severance, defined benefit pension plans and defined contribution pension plans—

Employees whose services with DOCOMO are terminated are normally entitled to lump-sum severance and pension benefits based on internal labor regulations. The amounts are determined by a combination of factors such as the employee’s salary eligibility, length of service and other conditions. The pension benefit is covered by the contract-type corporate pension plans, which are the non-contributory defined benefit pension plans for the pension benefit earned up to March 31, 2014, and the defined contribution pension plans sponsored by DOCOMO for the pension benefit earned on and after April 1, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reconciliations and changes in the lump-sum severance and contract-type corporate pension plans’ projected benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2016 and 2017. DOCOMO uses a measurement date of March 31.

	Millions of yen
	2016	2017
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥217,950	¥226,933
Service cost	9,438	9,501
Interest cost	2,113	1,123
Actuarial (gain) loss	11,536	(4,494)
Transfer of liability from contract-type corporate pension plans of the NTT group	(2,828)	253
Benefit payments	(11,276)	(12,676)

Projected benefit obligation, end of year	¥226,933	¥220,640

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥98,981	¥97,309
Actual return on plan assets	1,685	2,709
Employer contributions	1,199	61
Transfer of plan assets from contract-type corporate pension plans of the NTT group	(859)	44
Benefit payments	(3,697)	(3,600)

Fair value of plan assets, end of year	¥97,309	¥96,523

As of March 31:
Funded status	¥(129,624)	¥(124,117)

The amounts recognized in the consolidated balance sheets as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Liability for employees’ retirement benefits	¥(134,522)	¥(133,283)
Asset for employees’ retirement benefits	4,898	9,166

Net amount recognized	¥(129,624)	¥(124,117)

Asset for employees’ retirement benefits is included in “Other assets” in the consolidated balance sheets.

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Actuarial gains (losses), net	¥(44,040)	¥(37,103)
Prior service cost, net	374	(184)
Transition obligation	(403)	(355)

Total	¥(44,069)	¥(37,642)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥226,932 million and ¥220,639 million as of March 31, 2016 and 2017, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥225,465	¥218,942
Fair value of plan assets	95,516	94,534
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥225,464	¥218,941
Fair value of plan assets	95,516	94,534

The net periodic pension cost for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Service cost	¥8,562	¥9,438	¥9,501
Interest cost on projected benefit obligation	2,821	2,113	1,123
Expected return on plan assets	(2,003)	(1,931)	(1,915)
Amortization of prior service cost	(851)	(694)	(558)
Amortization of actuarial gains and losses	834	1,128	1,649
Amortization of transition obligation	112	49	48

Net periodic pension cost	¥9,475	¥10,103	¥9,848

Other changes in plan assets and benefit obligations recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Other changes in plan assets and benefit obligations:
Actuarial (gains) losses arising during period, net	¥8,882	¥11,782	¥(5,288)
Amortization of prior service cost	851	694	558
Amortization of actuarial gains and losses	(834)	(1,128)	(1,649)
Amortization of transition obligation	(112)	(49)	(48)

Total recognized in “Accumulated other comprehensive income (loss)”	¥8,787	¥11,299	¥(6,427)

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥18,262 million, ¥21,402 million and ¥3,421 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of actuarial losses, transition obligation and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net pension cost during the fiscal year ending March 31, 2018 is ¥1,180 million, ¥47 million and ¥3 million, respectively.

The assumptions used in determination of the projected benefit obligations as of March 31, 2016 and 2017 were as follows:

	2016	2017
Discount rate	0.5%	0.7%

The assumptions used in determination of the net periodic pension cost for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
Discount rate	1.4%	1.0%	0.5%
Expected long-term rate of return on plan assets	2.0	2.0	2.0

DOCOMO does not use the long-term rate of salary increases in estimating the projected benefit obligations and the net periodic pension cost, considering the policies of lump-sum severance and the contract type corporate pension plans.

In determining the expected long-term rate of return on plan assets, DOCOMO considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of DOCOMO’s pension plan assets as of March 31, 2016 and 2017. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥2,217	¥2,217	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	34,518	34,321	197	—
Domestic corporate bonds	3,738	—	3,738	—
Foreign government bonds	4,120	3,950	170	—
Foreign corporate bonds	153	59	94	—
Equity securities
Domestic stocks	2,439	2,437	2	—
Foreign stocks	4,124	4,124	—	—
Life insurance company general accounts	13,530	—	13,530	—
Other	1,468	—	(1)	1,469
Sub-total	¥66,307	¥47,108	¥17,730	¥1,469

Assets measured at net asset value
Securities investment trust beneficiary certificates
Domestic debt securities	¥1,849
Domestic equity securities	954
Foreign debt securities	722
Foreign equity securities	643
Pooled funds	26,834

Total	¥97,309

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2017
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥2,168	¥2,168	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	37,237	36,215	1,022	—
Domestic corporate bonds	4,972	—	4,972	—
Equity securities
Domestic stocks	4,334	4,334	—	—
Foreign stocks	1,730	1,730	—	—
Life insurance company general accounts	13,217	—	13,217	—
Other	902	—	—	902
Sub-total	¥64,560	¥44,447	¥19,211	¥902

Assets measured at net asset value
Securities investment trust beneficiary certificates
Domestic debt securities	¥2,701
Domestic equity securities	803
Foreign equity securities	268
Pooled funds	28,191

Total	¥96,523

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities investment trust beneficiary certificates

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair values of securities investment trust beneficiary certificates are measured at net asset value using inputs derived principally from observable market data provided by financial institutions.

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair values of pooled funds are measured at net asset value calculated by the trust operator.

Other

Other mainly includes fund of hedge funds. Fair value measured by inputs derived from unobservable data is classified as Level 3.

A Level 3 reconciliation is not disclosed since the amounts in Level 3 are immaterial.

Effective April 1, 2016, DOCOMO adopted the provisions of ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” in which investments measured at fair value using the net asset value per share method (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy and are separately presented to permit reconciliation of total pension plan assets. Certain reclassification has been made to the prior year’s table to conform to the presentation used for the fiscal year ended March 31, 2017.

The lump-sum severance and the contract-type corporate pension plans’ policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, DOCOMO selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. DOCOMO then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, DOCOMO will review the asset allocation as necessary. The target ratio in March 2017 was: domestic bonds, 65.0%; domestic stocks, 10.0%; foreign stocks, 5.0%; and life insurance company general accounts, 20.0%.

As of March 31, 2016 and 2017, securities owned by DOCOMO as its plan assets included the stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥175 million (0.2% of total plan assets) and ¥203 million (0.2% of total plan assets), respectively.

The benefit payments, which reflect expected future service, are expected to be as follows:

Years ending March 31	Millions of yen
2018	¥12,205
2019	11,467
2020	11,171
2021	10,885
2022	15,928
2023-2027	67,228

Defined contribution pension plan

DOCOMO recognized ¥2,059 million and ¥2,948 million of retirement benefit expenses related to DOCOMO’s defined contribution benefit plan in the fiscal years ended March 31, 2016 and 2017, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Social welfare pension scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)—

DOCOMO participates in the national welfare pension plan (“National Plan”) and a contributory defined benefit pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”). The National Plan is a government-regulated social welfare pension plan under the Japanese Employees’ Pension Insurance Act and both NTT group and its employees provide contributions to such plan every year. The National Plan is considered a multi-employer plan and contributions to such plan are recognized as expenses when they are required for the period. The total amount of contributions by DOCOMO was ¥16,168 million, ¥16,603 million and ¥17,272 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

Both NTT group, including DOCOMO, and its employees make contributions to the NTT CDBP to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT CDBP is regulated under the Defined-Benefit Corporate Pension Act. The NTT CDBP is considered a defined benefit pension plan. The participation by DOCOMO in the NTT CDBP is accounted for as a single employer plan. The number of DOCOMO’s employees covered by the NTT CDBP as of March 31, 2016 and 2017 represented approximately 11.3% and 13.5% of the total members, respectively.

The following table presents reconciliations and changes in the NTT CDBP’s projected benefit obligation and fair value of plan assets for the fiscal years ended March 31, 2016 and 2017. The amount in the table is based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP. The funded status was recognized as “Liability for employees’ retirement benefits” in the consolidated balance sheets as of March 31, 2016 and 2017.

	Millions of yen
	2016	2017
Change in benefit obligations:
Projected benefit obligation, beginning of year	¥131,142	¥153,606
Service cost	4,743	6,436
Interest cost	1,311	757
Actuarial (gain) loss	19,652	(7,936)
Internal adjustment due to transfer of employees within the NTT group	(1,136)	257
Other	139	101
Benefit payments	(2,245)	(2,577)

Projected benefit obligation, end of year	¥153,606	¥150,644

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	¥86,459	¥86,524
Actual return on plan assets	330	2,746
Employer contributions	2,242	2,501
Employee contributions	458	492
Internal adjustment due to transfer of employees within the NTT group	(859)	155
Other	139	101
Benefit payments	(2,245)	(2,577)

Fair value of plan assets, end of year	¥86,524	¥89,942

As of March 31:
Funded status	¥(67,082)	¥(60,702)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in “Accumulated other comprehensive income (loss)” as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Actuarial gains (losses), net	¥ (41,022)	¥ (30,027)
Prior service cost, net	3,924	3,400

Total	¥ (37,098)	¥ (26,627)

The accumulated benefit obligation for the NTT CDBP regarding DOCOMO employees was ¥115,796 million and ¥113,958 million as of March 31, 2016 and 2017, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension plans with the projected or accumulated benefit obligation in excess of the plan assets as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Plans with projected benefit obligation in excess of plan assets:
Projected benefit obligation	¥153,606	¥150,644
Fair value of plan assets	86,524	89,942
Plans with accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	¥115,562	¥113,699
Fair value of plan assets	86,274	89,663

The net periodic pension cost for the NTT CDBP regarding DOCOMO employees for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Service cost	¥3,905	¥4,743	¥6,436
Interest cost on projected benefit obligation	1,613	1,311	757
Expected return on plan assets	(1,892)	(2,141)	(2,140)
Amortization of prior service cost	(525)	(524)	(524)
Amortization of actuarial gains and losses	686	775	2,453
Contribution from employees	(432)	(458)	(492)

Net periodic pension cost	¥3,355	¥3,706	¥6,490

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations of the NTT CDBP regarding DOCOMO employees recognized in “Accumulated other comprehensive income (loss)” for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Other changes in plan assets and benefit obligations:
Actuarial (gains) losses arising during period, net	¥3,213	¥21,463	¥(8,542)
Amortization of prior service cost	525	524	524
Amortization of actuarial gains and losses	(686)	(775)	(2,453)

Total recognized in “Accumulated other comprehensive income (loss)”	¥3,052	¥21,212	¥(10,471)

Total recognized in net periodic pension cost and “Accumulated other comprehensive income (loss)” was ¥6,407 million, ¥24,918 million and ¥(3,981) million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

The amount of actuarial losses and prior service cost, which are expected to be amortized and reclassified from “Accumulated other comprehensive income (loss)” to net periodic pension cost during the fiscal year ending March 31, 2018 is ¥1,509 million and ¥(524) million, respectively.

The assumptions used in determining the NTT CDBP’s projected benefit obligations, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, as of March 31, 2016 and 2017 were as follows:

	2016	2017
Discount rate	0.5%	0.7%
Long-term rate of salary increases	3.4	3.4

The assumptions used in determining the net periodic pension cost, based on actuarial computations which covered only DOCOMO employees’ participation in the NTT CDBP, for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
Discount rate	1.4%	1.0%	0.5%
Long-term rate of salary increases	3.4	3.4	3.4
Expected long-term rate of return on plan assets	2.5	2.5	2.5

In determining the expected long-term rate of return on plan assets, the NTT CDBP considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of NTT CDBP’s pension plan assets as of March 31, 2016 and 2017. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 20 “Fair value measurements.”

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥569	¥569	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	25,104	24,611	493	—
Domestic corporate bonds	5,743	—	5,743	—
Foreign government bonds	4,697	4,527	170	—
Foreign corporate bonds	28	8	20	—
Equity securities
Domestic stocks	8,692	8,687	5	—
Foreign stocks	7,073	7,073	—	0
Life insurance company general accounts	10,294	—	10,294	—
Other	131	—	0	131
Sub-total	¥62,331	¥45,475	¥16,725	¥131

Assets measured at net asset value
Securities investment trust beneficiary certificates
Domestic debt securities	¥8,007
Domestic equity securities	5,784
Foreign debt securities	2,436
Foreign equity securities	1,498
Pooled funds	6,468

Total	¥86,524

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	2017
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	¥1,596	¥1,596	¥—	¥—
Debt securities
Japanese government bonds/local government bonds	28,842	27,651	1,191	—
Domestic corporate bonds	7,715	—	7,715	—
Foreign government bonds	2,614	2,196	418	—
Foreign corporate bonds	57	51	6	—
Equity securities
Domestic stocks	9,142	9,142	—	—
Foreign stocks	4,869	4,869	—	—
Life insurance company general accounts	10,690	—	10,690	—
Other	102	—	—	102
Sub-total	¥65,627	¥45,505	¥20,020	¥102

Assets measured at net asset value
Securities investment trust beneficiary certificates
Domestic debt securities	¥8,690
Domestic equity securities	5,489
Foreign debt securities	1,978
Foreign equity securities	1,434
Pooled funds	6,724

Total	¥89,942

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities investment trust beneficiary certificates

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair values of securities investment trust beneficiary certificates are measured at net asset value using inputs derived principally from observable market data provided by financial institutions.

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair values of pooled funds are measured at net asset value calculated by the trust operator.

Other

Other includes loans to employees and lease receivables. Fair value measured by inputs derived from unobservable data is classified as Level 3.

A Level 3 reconciliation is not disclosed since the amounts in Level 3 are immaterial.

The NTT CDBP’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure the financial soundness of the plan assets. To achieve this, the NTT CDBP selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then sets a target allocation ratio for the plan assets and endeavors to maintain that ratio. The target ratio is formulated from a mid to long-term perspective and reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocation as necessary. The weighted average target ratio in March 2017 was: domestic bonds, 55.8%; domestic stocks, 15.0%; foreign bonds, 6.2%; foreign stocks, 10.6%; and life insurance company general accounts, 12.4%.

As of March 31, 2016 and 2017, domestic stock owned by the NTT CDBP as its plan assets included common stock of NTT and the NTT group companies listed in Japan including DOCOMO in the amount of ¥5,401 million (0.5% of total plan assets) and ¥4,375 million (0.4% of total plan assets), respectively.

DOCOMO expects to contribute ¥2,404 million to the NTT CDBP in the fiscal year ending March 31, 2018.

The benefit payments, which reflect expected future service under the NTT CDBP, based on actuarial computations which covered only DOCOMO employees are expected to be as follows:

Years ending March 31	Millions of yen
2018	¥2,110
2019	2,208
2020	2,240
2021	2,328
2022	2,406
2023-2027	12,327

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income taxes:

Total income taxes for the fiscal years ended March 31, 2015, 2016 and 2017 comprised the following:

	Millions of yen
	2015	2016	2017
Income taxes-current	¥218,552	¥267,249	¥238,172
Income taxes-deferred
Adjustments of deferred tax liabilities and assets for enacted changes in tax laws	25,040	15,160	—
Adjustments of the beginning of the year balance of a valuation allowance	—	(32,698)	—
Changes in deferred tax assets related to net operating loss carryforwards	(1,465)	(3,716)	26,669
Changes in deferred tax assets and liabilities related to property, plant and equipment and intangible assets	(9,351)	(5,333)	32,458
Other	5,291	(28,943)	(9,620)

Total income taxes-deferred	19,515	(55,530)	49,507
Other comprehensive income (loss)	15,238	(16,517)	7,661

Total income taxes	¥253,305	¥195,202	¥295,340

For the fiscal years ended March 31, 2015, 2016 and 2017, NTT DOCOMO, INC. and its domestic subsidiaries were subject to a National Corporate Tax of 25.5%, 23.9%, and 23.4%, respectively, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax and Special Local Corporate Tax of approximately 8%, 7% and 5%, respectively. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipality.

The aggregate statutory income tax rates for the fiscal years ended March 31, 2015, 2016 and 2017 were 35.8%, 33.4% and 31.6%, respectively. The actual effective income tax rates for the fiscal years ended March 31, 2015, 2016 and 2017 were 37.0%, 27.2% and 30.3%, respectively.

Amendments to the Japanese Corporate Tax Law were enacted on March 31, 2015, and the corporate tax rate was changed effective from April 1, 2015 and includes further changes effective from April 1, 2016. The aggregate statutory income tax rate to be used in measuring deferred tax assets and liabilities after the enactment date declined from 35.8% to 33.4% and 32.8%, resulting from temporary differences that were expected to be recovered or settled during the fiscal years from April 1, 2015 to March 31, 2016 and April 1, 2016 and thereafter, respectively. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥25,040 million for the fiscal year ended March 31, 2015. Net income attributable to NTT DOCOMO, INC. decreased by ¥25,264 million as of enacted date.

Amendments to the Japanese Corporate Tax Law were enacted on March 29, 2016, and the corporate tax rate has been changed effective from April 1, 2016 and includes further changes effective from April 1, 2018. The aggregate statutory income tax rate to be used in measuring deferred tax assets and deferred tax liabilities after the enactment date declined from 32.8% to 31.6% and 31.4%, resulting from temporary differences that are expected to be recovered or settled during the periods from April 1, 2016 to March 31, 2018, and April 1, 2018 and thereafter, respectively. Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥15,160 million for the fiscal year ended March 31, 2016. Net income attributable to NTT DOCOMO, INC. decreased by ¥14,691 million as of enacted date.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended March 31, 2016, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment effective June 30, 2016.

In connection with the decision to terminate the multimedia broadcasting business and the acquisition of the non-controlling interest in the entities involved, DOCOMO concluded that it became more likely than not that the related deferred tax assets will be realized as the termination will make available certain prudent and feasible tax-planning strategies in the tax jurisdictions of certain subsidiaries which operated the multimedia broadcasting business for mobile devices. DOCOMO, therefore, released all of the valuation allowance for the related deferred tax assets of those subsidiaries.

During the fiscal year ended March 31, 2017, DOCOMO terminated the multimedia broadcasting business for mobile devices, and DOCOMO absorbed these subsidiaries, resulting in the utilization of such subsidiaries’ net operating carryforwards. The current income tax benefits related to the utilization of net operating carryforwards are recorded in “Income taxes – current” and the related deferred income tax expenses are included in the “Changes in deferred tax assets related to net operating loss carryforwards” in the above table of total income taxes.

As indicated in “Property, plant and equipment” under Note 2. (a) “Significant accounting policies,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment with the exception of buildings, which are depreciated on a straight-line basis. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation for all property, plant, and equipment for financial reporting purposes. The change in the depreciation method resulted in the decrease in the deferred tax assets for temporary differences of property, plant, and equipment, which is included in the “Changes in deferred tax assets and liabilities related to property, plant and equipment and intangible assets” in the table above.

Reconciliation of the difference of the actual effective income tax rate and the statutory income tax rate of DOCOMO is as follows:

	2015	2016	2017
Statutory income tax rate	35.8%	33.4%	31.6%
Expenses not deductible for tax purposes	0.3	0.2	0.2
Research and other credits	(0.7)	(1.4)	(0.5)
Tax credits of investment in productivity improvement facilities	(3.6)	(2.7)	(1.8)
Excess of the tax basis over the amount for financial reporting of investment in a subsidiary	—	—	(0.6)
Change in valuation allowance	2.0	(3.9)	0.1
Effect of enacted changes in tax laws and rates	3.9	1.9	—
Effect of outside basis differences of equity method investment	(0.6)	(0.3)	0.3
Goodwill impairment loss	—	0.4	0.3
Other	(0.1)	(0.4)	0.7

Actual effective income tax rate	37.0%	27.2%	30.3%

According to the Japanese Corporate Tax Law, a company may elect to apply for either deductible special depreciation or tax credits for investments in productivity improvement facilities. DOCOMO elected to apply for the tax credit for the investments of these eligible investments. The tax credit from investments in productivity improvement facilities amounted to ¥23,435 million, ¥20,667 million and ¥17,328 million for NTT DOCOMO, INC. and its domestic subsidiaries for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. Under

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Japanese Corporate Tax Law, the investment tax credit does not reduce any tax basis of the related assets. Accordingly, DOCOMO recognized the entire tax benefit from this investment tax credit as a reduction to current income tax expense based on the Flow-Through Method. There was no unused investment tax credit as of March 31, 2015, 2016 and 2017.

Deferred income taxes primarily result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Deferred tax assets:
Investments in affiliates	¥110,312	¥109,062
Liability for employees’ retirement benefits	61,615	58,362
Property, plant and equipment and intangible assets	89,680	57,222
Accrued liabilities for loyalty programs	29,840	35,820
Marketable securities and other investments	11,368	21,733
Receivables held for sale	8,873	19,581
Operating loss carryforwards	42,747	16,078
Compensated absences	9,876	10,934
Deferred revenues regarding “Zutto Kurikoshi” and “Packet Kurikoshi”	15,820	9,235
Allowance for doubtful accounts	6,294	8,063
Inventories	10,170	7,007
Accrued bonus	5,389	5,558
Accrued enterprise tax	11,565	5,024
Other	17,543	20,578

Sub-total deferred tax assets	¥431,092	¥384,257
Less: Valuation allowance	(17,672)	(17,631)

Total deferred tax assets	¥413,420	¥366,626

Deferred tax liabilities:
Investments in affiliates	¥27,975	¥31,012
Unrealized holding gains on available-for-sale securities	20,395	25,772
Identifiable intangible assets	5,531	4,321
Other	1,261	4,100

Total deferred tax liabilities	¥55,162	¥65,205

Net deferred tax assets	¥358,258	¥301,421

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets included in the consolidated balance sheets as of March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016	2017
Deferred tax assets (Current assets)	¥107,058	¥81,025
Deferred tax assets (Non-current investments and other assets)	261,434	229,440
Other current liabilities	(47)	(55)
Other long-term liabilities	(10,187)	(8,989)

Total	¥358,258	¥301,421

As of March 31, 2017, certain subsidiaries of DOCOMO had operating loss carryforwards for tax purposes of ¥68,873 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Millions of yen
2017
Within 5 years	¥5,105
6 to 20 years	47,997
Indefinite periods	15,771

Total	¥68,873

In assessing the realizability of deferred tax assets, DOCOMO considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. DOCOMO considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. The realizability of substantially all of DOCOMO’s deferred tax assets is dependent upon the generation of future book income and DOCOMO anticipates continuing to generate substantial book income.

The net changes in the total valuation allowance were an increase of ¥9,060 million for the fiscal year ended March 31, 2015, a decrease of ¥31,029 million for the fiscal year ended March 31, 2016, and a decrease of ¥41 million for the fiscal year ended March 31, 2017, respectively. DOCOMO believes that it is more likely than not that the deferred tax assets less valuation allowances of certain subsidiaries will be realized; however, that assessment could change in the near term if estimates of future taxable income during the carryforward period are reduced.

As of and for the fiscal years ended March 31, 2015, 2016 and 2017, DOCOMO had no material unrecognized tax benefits. DOCOMO does not believe that there will be any significant increases or decreases in liabilities for unrecognized tax benefits within the next 12 months. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2015, 2016 and 2017 are immaterial.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other taxes—

The consumption tax rate for all taxable goods and services, with minor exceptions, was 8% for the fiscal years ended March 31, 2015, 2016 and 2017. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by DOCOMO when purchasing goods and services.

19. Commitments and contingencies:

(a) Leases

DOCOMO leases certain facilities and equipment under capital leases or operating leases.

Assets covered under capital leases as of March 31, 2016 and 2017 were as follows:

	Millions of yen
Class of property	2016	2017
Machinery, vehicles and equipment	¥5,027	¥4,801
Less: Accumulated depreciation and amortization	(3,333)	(2,839)

Total	¥1,694	¥1,962

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments as of March 31, 2017 were as follows:

Years ending March 31	Millions of yen
2018	¥1,074
2019	787
2020	525
2021	346
2022	174
Thereafter	13

Total minimum lease payments	2,919
Less: Amount representing interest	(86)

Present value of net minimum lease payments	2,833
Less: Amounts representing estimated executory costs	(379)

Net minimum lease payments	2,454
Less: Current obligation	(861)

Long-term capital lease obligations	¥1,593

The above obligations are classified as part of “Other current liabilities” and “Other long-term liabilities” as appropriate.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum lease payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2017 were as follows:

Years ending March 31	Millions of yen
2018	¥12,126
2019	9,418
2020	6,245
2021	4,697
2022	4,147
Thereafter	19,511

Total minimum lease payments	¥56,144

Total rental expense for all operating leases except those with terms of 1 month or less that were not renewed for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Millions of yen
	2015	2016	2017
Rental expense	¥79,634	¥77,208	¥77,696

(b) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a material adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(c) Purchase commitments

DOCOMO has entered into various contracts for the purchase of property, plant and equipment, inventories (primarily handsets) and services. Commitments outstanding as of March 31, 2017 were ¥26,558 million (of which ¥2,790 million are with related parties) for property, plant and equipment, ¥30,827 million (of which none are with related parties) for inventories and ¥41,336 million (of which ¥25,515 million are with related parties) for the other purchase commitments.

The amounts of purchase commitments are estimates calculated based on given assumptions and do not represent DOCOMO’s entire anticipated purchases in the future.

(d) Loan commitments

DOCOMO provides the cash advance service which accompanies credit cards issued by DOCOMO. Total outstanding credit lines related to loan commitments of the cash advance service as of March 31, 2016 and 2017 were ¥141,237 million and ¥156,709 million, respectively.

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

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥86,530	¥86,530	¥—	¥—
Equity securities (foreign)	83,947	83,947	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	170,482	170,482	—	—

Derivatives
Foreign exchange forward contracts	¥16	¥—	¥16	¥—

Total derivatives	16	—	16	—

Total	¥170,498	¥170,482	¥16	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥2,415	¥—	¥2,415	¥—
Foreign exchange forward contracts	5	—	5	—

Total derivatives	2,420	—	2,420	—

Total	¥2,420	¥—	¥2,420	¥—

There were no transfers between Level 1 and Level 2.

	Millions of yen
	2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥83,974	¥83,974	¥—	¥—
Equity securities (foreign)	95,680	95,680	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	179,659	179,659	—	—

Derivatives
Foreign exchange forward contracts	¥0	¥—	¥0	¥—

Total derivatives	0	—	0	—

Total	¥179,659	¥179,659	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,336	¥—	¥1,336	¥—
Foreign exchange forward contracts	11	—	11	—

Total derivatives	1,347	—	1,347	—

Total	¥1,347	¥—	¥1,347	¥—

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

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2016 and 2017 were as follows:

	Millions of yen
	2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥980,686	¥—	¥980,686	¥—	¥(8,742)
Goodwill and unamortizable intangible assets	—	—	—	—	(8,620)
Long-lived assets	742	—	—	742	(9,063)

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

Goodwill and unamortizable intangible assets

The fair value of the reporting units is measured based on discounted cash flow method using unobservable inputs and is classified as Level 3. The future cash flows expected to be generated by a reporting unit in other businesses segment would be negative, and the implied fair value of the goodwill and unamortizable intangible assets in Level 3 is zero. The fair value of the other reporting unit in smart life business segment is immaterial, and the implied fair value of goodwill in Level 3 is zero.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets

The fair value of long-lived assets related to the multimedia broadcasting business for mobile devices is measured based on the discounted cash flow method and is classified as Level 3. Since the future cash flows expected to be generated by such assets would be negative, the fair value in Level 3 is zero. The fair value of the other long-lived assets is measured based on the discounted cash flow method or appraisal by third parties and is classified as Level 3.

	Millions of yen
	2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥875,429	¥—	¥875,429	¥—	¥(7,063)
Investments in affiliates	30,078	1,703	—	28,375	(23,920)
Goodwill and unamortizable intangible assets	45,947	—	—	45,947	(11,614)
Long-lived assets	—	—	—	—	(591)

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

Investments in affiliates

The fair value of investments in affiliates, including HTCL, is measured based on discounted cash flow method using unobservable inputs. Therefore, they are classified as Level 3.

Goodwill and unamortizable intangible assets

The fair values of the reporting units are measured based on discounted cash flow method using unobservable inputs and are classified as Level 3. The fair values of the overseas telecommunication reporting unit in the telecommunication business segment and a reporting unit in the smart life business segment were lower than their carrying values, resulting in the measurement of their implied fair values of goodwill classified as Level 3.

The fair value of unamortizable intangible asset in the smart life segment in Level 3 is zero since the related future cash flows expected to be generated would be immaterial.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis classified in Level 3 for the year ended March 31, 2017 comprised the following:

	Millions of yen
	2017
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	¥26,552	Discounted cash flow method	Weighted average cost of capital	7.9%
Goodwill and unamortizable intangible assets	¥45,947	Discounted cash flow method	Weighted average cost of capital	3.0-8.6%

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(b) Concentration of credit risk

As of March 31, 2016 and 2017, the amount of other receivables resulting from the sale of receivables to NTT FINANCE was ¥283,274 million and ¥299,467 million, respectively. As of March 31, 2016 and 2017, the amount of receivables held for sale was ¥1,237,437 million and ¥1,144,948 million, respectively.

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

The carrying amount and the estimated fair value of long-term debt including current portion as of March 31, 2016 and 2017 were as follows. The fair value is valued and validated periodically based on observable market data. Therefore, it is classified as Level 2.

Millions of yen
2016		2017
Carrying amount	Fair value	Carrying amount	Fair value
¥ 220,400	¥ 227,919	¥ 220,257	¥ 225,325

Derivative instruments—

(i) Fair value hedge

DOCOMO may use interest rate swap agreements, under which DOCOMO receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DOCOMO was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2016 and 2017 and did not enter into any interest rate swap agreements designated as instruments hedging the changes in fair value for the fiscal years ended March 31, 2016 and 2017.

(ii) Derivatives not designated as hedging instruments

DOCOMO had interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts to hedge the risk of fluctuations in interest rates and foreign exchange rates. DOCOMO did not designate such derivative instruments as hedging instruments.

The contract amounts as of March 31, 2016 and 2017 were as follows:

	Millions of yen
Instruments	2016	2017
Foreign exchange forward contracts	¥2,965	¥1,503
Foreign currency option contracts	63,652	28,937

Total	¥66,617	¥30,440

(iii) The effect on the consolidated balance sheets

The locations and fair values of the derivative instruments as of March 31, 2016 and 2017, recorded in the consolidated balance sheets, were as follows:

Asset derivatives

		Millions of yen
Instruments	Locations	2016	2017
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Prepaid expenses and other current assets	¥16	¥0

Total		¥16	¥0

Liability derivatives

		Millions of yen
Instruments	Locations	2016	2017
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other current liabilities	¥5	¥11
Foreign currency option contracts	Other current liabilities	604	112
	Other long-term liabilities	1,811	1,224

Total		¥2,420	¥1,347

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of derivative instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2016 and 2017.

(iv) The effect on the consolidated statements of income

The locations and gain (loss) amounts of the derivative instruments for the fiscal years ended March 31, 2015, 2016 and 2017, recognized in the consolidated statements of income, were as follows:

		Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	2015	2016	2017
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other, net*	¥(26)	¥(35)	¥29
Non-deliverable forward contracts (NDF)	Other, net*	0	(20)	32
Foreign currency option contracts	Other, net*	1,520	(1,963)	(609)

Total		¥1,494	¥(2,018)	¥(548)

*	“Other, net” was included in “Other income (expense).”

(v) Contingent features in derivatives

As of March 31, 2017, DOCOMO had no derivative instruments with credit-risk-related contingent features.

Other—

Information regarding investments in affiliates and marketable securities and other investments is disclosed in Note 6 “Investments in affiliates” and Note 7 “Marketable securities and other investments,” respectively.

22. Financing receivables:

DOCOMO has financing receivables including installment receivables, credit card receivables and receivables due to transfers. Installment receivables arise from providing funds for the subscribers’ handset purchase from agent resellers. Credit card receivables arise from usage of credit services by the customers. Receivables due to transfers arise from sales of DOCOMO’s “receivables for telecommunications services” to NTT FINANCE. These receivables generally do not bear interest.

When entering into installment payment, credit card contracts or the contract regarding transfers of receivables with NTT FINANCE, DOCOMO performs credit checks and manages the credit exposure thereafter by monitoring payment delays. The amounts per transaction for handset purchases and credit card usage are generally low and the billing cycle is also short at generally one month. Therefore, DOCOMO is able to maintain accurate past due information on a timely basis. Most of the customers utilize automated payment systems through financial institutions to pay for the outstanding credit card balances, which mitigates the risk of uncollected receivables significantly. In relation to receivables due to transfers, the billing cycle is also short at generally two months and therefore, DOCOMO is also able to maintain accurate past due information on a timely basis and the risk of uncollected receivables is mitigated. Because of the nature of the business and its effective credit control system, DOCOMO believes that a credit risk in its credit services is low. As a result, historical losses of installment receivables and credit card receivables have not been significant and there have been no historical losses on receivables due to transfers.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Financing receivables and related allowance for doubtful accounts as of March 31, 2016 and 2017 were as follows. Installment receivables and related allowance for doubtful accounts are included in “Other” column, since these amounts are immaterial.

	Millions of yen
	2016
	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2015	¥6,114	¥—	¥4,266	¥10,380

Provision	9,613	—	(388)	9,225
Charge-offs	(5,652)	—	(39)	(5,691)
Balance as of March 31, 2016	¥10,075	¥—	¥3,839	¥13,914

Ending balance: collectively evaluated for impairment	10,075	—	77	10,152
Ending balance: individually evaluated for impairment	—	—	3,762	3,762
Financing receivables:
Balance as of March 31, 2016	¥276,492	¥283,274	¥18,686	¥578,452

Ending balance: collectively evaluated for impairment	276,492	283,274	9,264	569,030
Ending balance: individually evaluated for impairment	—	—	9,422	9,422

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

	Millions of yen
	2017
	Credit card receivables	Receivables due to transfers	Other	Total
Allowance for doubtful accounts:
Balance as of March 31, 2016	¥10,075	¥—	¥3,839	¥13,914

Provision	12,670	—	5,364	18,034
Charge-offs	(10,075)	—	(175)	(10,250)
Balance as of March 31, 2017	¥12,670	¥—	¥9,028	¥21,698

Ending balance: collectively evaluated for impairment	12,670	—	54	12,724
Ending balance: individually evaluated for impairment	—	—	8,974	8,974
Financing receivables:
Balance as of March 31, 2017	¥347,557	¥299,467	¥18,451	¥665,475

Ending balance: collectively evaluated for impairment	347,557	299,467	9,472	656,496
Ending balance: individually evaluated for impairment	—	—	8,979	8,979

The cost of installment receivables and credit card receivables which were sold for the fiscal year ended March 31, 2017 were ¥794,248 million and ¥42,159 million, respectively. The balance of receivables held for sale as of March 31, 2017 which was reclassified from installment receivables and credit card receivables were ¥827,144 million and ¥3,404 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

YEARS ENDED MARCH 31, 2015, 2016 and 2017

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions*	Balance as of end of year
2015
Allowance for doubtful accounts	¥9,409	¥3,531	¥(1,073)	¥11,867
2016
Allowance for doubtful accounts	¥11,867	¥4,113	¥(1,420)	¥14,560
2017
Allowance for doubtful accounts	¥14,560	¥10,437	¥(2,223)	¥22,774
* Amounts written off.

	Millions of yen
	Balance as of beginning of year	Charged to expenses	Deductions*	Balance as of end of year
2015
Valuation allowance for receivables held for sale	¥7,064	¥6,898	¥(6,327)	¥7,635
2016
Valuation allowance for receivables held for sale	¥7,635	¥6,286	¥(6,189)	¥7,732
2017
Valuation allowance for receivables held for sale	¥7,732	¥6,179	¥(7,419)	¥6,492

*	The decrease in valuation allowance for receivables held for sale due to sale of receivables held for sale.

	Millions of yen
	Balance as of beginning of year	Addition: Charged to expenses	Deductions		Foreign currency translation adjustment	Balance as of end of year
			Credited to expenses*	Expiration of operating loss carryforwards
2015
Valuation allowance for deferred tax assets	¥39,641	¥11,041	¥—	¥(2,906)	¥925	¥48,701
2016
Valuation allowance for deferred tax assets	¥48,701	¥2,212	¥(32,739)	¥—	¥(502)	¥17,672
2017
Valuation allowance for deferred tax assets	¥17,672	¥1,744	¥(1,146)	¥—	¥(639)	¥17,631

*	The decrease in valuation allowance for deferred tax assets for the fiscal year ended March 31, 2016 due mainly to release of valuation allowance of deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NTT DOCOMO, INC.

By	/s/ KAZUHIRO YOSHIZAWA
Kazuhiro Yoshizawa
President and Chief Executive Officer

Date: June 23, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)*1

1.3	Regulations of the Board of Directors of the registrant (English translation)*2

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)*2

2.1	Form of Deposit Agreement among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (File No. 333-134940) filed on September 16, 2013)

8.1	List of Significant Subsidiaries (See “B. 1. Business Overview” in Item 4 of this Form 20-F)

11.1	Code of Ethics (English translation)*3

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Previously filed with the Securities and Exchange Commission on June 27, 2014 and herein incorporated by reference.
*2	Previously filed with the Securities and Exchange Commission on June 26, 2015 and herein incorporated by reference.
*3	Previously filed with the Securities and Exchange Commission on June 27, 2006 and herein incorporated by reference.